Form 20-F
period 2002-12-31
TELEFONICA OF ARGENTINA INC
filed 2003-04-15
CIK 914242

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2002

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-12796

TELEFÓNICA DE ARGENTINA S.A.

(Exact name of Registrant as specified in its charter)

Telefonica of Argentina Inc.

(Translation of Registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Avenida Ingeniero Huergo 723

(C1107AOT) Buenos Aires, Argentina

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, Representing Class B Ordinary Shares	New York Stock Exchange
Class B Ordinary Shares, nominal value Ps.1.00 share	New York Stock Exchange*
11 7/8% Notes due 2004	New York Stock Exchange

*	Not for trading, but only in connection with the registration of American Depositary Shares.
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of outstanding shares of each of the classes of capital or common stock of the registrant as of the close of the period covered by the annual report:

Class A Ordinary Shares, nominal value Ps.1.00 per share: 1,091,847,170
Class B Ordinary Shares, nominal value Ps.1.00 per share: 654,205,259

Indication by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the

Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days:

Yes X                                                                      No _

Indication by check mark which financial statement item the registrant has elected to follow:

Item 17 _                                                          Item 18 X

FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS

This annual report on Form 20-F (the “Annual Report”) contains certain “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. Some of these forward-looking statements include forward-looking phrases such as “anticipates”, “believes”, “could”, “estimates”, “expects”, “foresees”, “intends”, “may”, “should” or “will continue”, or similar expressions or the negatives thereof or other variations on these expressions, or similar terminology, or discussions of strategy, plans or intentions. These statements also include descriptions in connection with, among other things:

•	our ability to remain as a going concern and remain solvent;

•	the renegotiation of our tariffs with the Argentine government;

•	anticipated revenues, capital expenditures, future cash flows and financing requirements;

•	the economic and political developments in Argentina (including the effects of the devaluation and restrictions on payments abroad);

•	the effect of inflation and currency volatility on our financial condition and results of operations;

•	the implementation of our business strategy;

•	descriptions of new services and anticipated demand for services and other changes in rates and tariff regulations and charges for telecommunication services;

•	descriptions of the expected effects of our competitive strategies and descriptions of the effect of the liberalization of the Argentine telecommunications industry; and

•	the impact of actions taken by our competitors and other third parties, including courts and other governmental authorities.

Such statements reflect our current views regarding future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that forward-looking statements may express or imply, for example:

•	the economic and political instability of Argentina;

•	the Argentine government’s insolvency;

•	changes in inflation;

•	the devaluation and volatility of the Argentine peso;

•	changes in financial and telecommunications regulation;

•	revocation of our license to provide telecommunications services;

•	our ability to successfully restructure our indebtedness or refinance our financial obligations when they become due; and

•	the outcome of pending legal claims against us.

i

Some of these factors are discussed in more detail in this Annual Report, including under Item 3: “Key Information—Risk Factors”, Item 4: “Information on the Company” and Item 5: “Operating and Financial Review and Prospects”. If one or more of these risks or uncertainties affects future events and circumstances, or if underlying assumptions did not materialize, actual results may vary materially from those described in this Annual Report as anticipated, believed, estimated or expected. We have no plans to update any industry information or forward-looking statements set out in this Annual Report and have no obligation to update any such statements.

PRESENTATION OF FINANCIAL INFORMATION

Our audited consolidated financial statements as of December 31, 2002 and 2001, and for the fiscal year ended December 31, 2002, the three-month fiscal year ended December 31, 2001 and the fiscal years ended September 30, 2001 and 2000 and the notes thereto (the “Consolidated Annual Financial Statements”) are set forth on pages F-1 through F-81 of this Annual Report.

Pistrelli Díaz y Asociados, Member Firm of Arthur Andersen (“Pistrelli”), was engaged as our independent financial auditors until we replaced them with Deloitte & Co. SRL (“Deloitte”), Member Firm of Deloitte Touche Tohmatsu, on June 30, 2002. This decision is scheduled to be ratified at our shareholders’ meeting on April 22, 2003. Arthur Andersen ceased practicing before the SEC on August 31, 2002. Our financial statements included in this Annual Report other than our financial statements for the fiscal year ended December 31, 2002, which were audited by Deloitte, were audited by Pistrelli and have not been reaudited. Deloitte’s audit report dated February 12, 2003 and Pistrelli’s audit reports dated November 16, 2001, except with respect to the matters discussed in Note 22 as to which the date is February 26, 2002, and February 26, 2002 are included in this Annual Report.

In this Annual Report, references to “$”, “U.S.$”, “U.S. dollars” and “dollars” are to United States dollars and references to “Ps.” or “pesos” are to Argentine pesos. References to euro or “€” are to the currency of the European Economic and Monetary Union and references to “¥” or yen are to Japanese yen. Percentages and some currency amounts in this Annual Report were rounded for ease of presentation.

Unless otherwise indicated, our balance sheets and income statements use the exchange rate as of each relevant date or period-end quoted by Banco de la Nación Argentina (“Banco Nación”). In the case of U.S. dollars, the Banco Nación quotes for such exchange rates were Ps.1.00 per U.S.$1.00 until December 23, 2001. From December 24, 2001 to January 10, 2002, the exchange market was officially suspended. On January 10, 2002, the Argentine government established a dual exchange rate system. The exchange rate in the free market began to float for the first time since April 1991. On January 10, 2002, the free market rate was Ps.1.70 per U.S.$1.00 while the official market rate was Ps.1.40 per U.S.$1.00. On February 8, 2002, the Argentine government repealed the dual exchange rate and since February 11, 2002, Argentina has had one freely floating exchange rate for all transactions. As of December 31, 2002, the only exchange market available was the free market and the quotation was approximately Ps.3.37 per U.S.$1.00 and as of April 9, 2003, the exchange rate was Ps.2.92 per U.S. dollar. The reader should not construe the translation of currency amounts in this Annual Report to be representations that the peso amounts actually represent U.S. dollar amounts or that any person could convert the peso amounts into U.S. dollars at the rate indicated or at any other exchange rate. See Item 3: “Key Information—Selected Financial Data—Exchange Rate Information” and Item 8: “Financial Information—Significant Changes” for information regarding recent developments in exchange rates.

Fiscal year-end change: On September 18, 2001, the shareholders held a Special Shareholders’ Meeting and approved an amendment to our by-laws to change our fiscal year-end from September 30 to December 31 of each year. On September 14, 2001, the Comisión Nacional de Comunicaciones (the “National Communications Commission”) issued Resolution No. 1,322 authorizing us to change our fiscal year-end date. As a result, we had a three-month fiscal year ended December 31, 2001. In this Annual Report, unless otherwise indicated, references to fiscal years 2002, 2001 and 2000 are to fiscal years ended December 31, 2002, September 30, 2001, and September 30, 2000, respectively.

ii

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.

Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE.

Not applicable.

ITEM 3.    KEY INFORMATION.

A.  Selected Financial Data.

The following tables set forth our selected consolidated financial and operating information for the fiscal year ended December 31, 2002, the three-month fiscal year ended December 31, 2001, the three-month period ended December 31, 2000 and for each of the fiscal years ended September 30, 2001, 2000, 1999 and 1998 and should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Annual Financial Statements and Item 5: “Operating and Financial Review and Prospects”. The financial information presented as of and for the fiscal years ended September 30, 1999 and 1998 was derived from our audited financial statements that are not included in this Annual Report, and as of and for the unaudited financial information for the three-month period ended December 31, 2000, have been included in the Selected Consolidated Financial and Operating Information for comparative purposes.

We maintain our financial books and records and publish our financial statements in pesos and prepare our financial statements to conform to generally accepted accounting principles in Argentina. This Annual Report sometimes refers to those accounting principles as “Argentine GAAP”. Argentine GAAP differs from generally accepted accounting principles in the United States (“U.S. GAAP”). For example, one of the reasons why we have larger accumulated losses than under Argentine GAAP and our shareholders’ equity under U.S. GAAP was negative in 2002 is because of the elimination of inflation accounting under U.S. GAAP. Note 21 to the Consolidated Annual Financial Statements provides a summary of this and other significant differences between Argentine GAAP and U.S. GAAP as they relate to us, including the impact of such differences on our net income and shareholders’ equity.

The financial statements as of December 31, 2002 have been prepared assuming that we will continue as a going concern. As discussed in Note 14 to the Consolidated Annual Financial Statements, as of December 31, 2002 our consolidated current assets in foreign currency are lower than our current liabilities in foreign currency, and it is uncertain whether we will obtain refinancing or additional credit lines to be able to pay our current debt or whether the Central Bank will authorize us to make transfers abroad to pay to foreign creditors when required. Also, the amount booked in fixed assets corresponding to our telecommunications business and the minimum presumed income tax credit may be negatively affected by the outcome of the tariff renegotiation with the Argentine government and therefore impact our results of operations. These situations give rise to substantial doubt about our ability to continue as a going concern. Our plans concerning these matters are also described in Notes 11 and 14 to the Consolidated Audited Financial Statements. The financial statements as of December 31, 2002 do not include any adjustments or reclassifications that might result from the outcome of these uncertainties.

During the time we and Telecom Argentina STET-France Telecom S.A. (“Telecom”) jointly owned several companies, we allocated our equity share in the income (loss) of these companies among the various lines of our consolidated income statement. The main objective of such allocation was to provide more complete and representative information on our results of operations. We obtained approval for this method of presentation from the Comisión Nacional de Valores (the National Securities Commission, or “CNV”) and the Bolsa de Comercio de Buenos Aires (the “Buenos Aires Stock Exchange”).

The effective date of the Reorganization Transactions (as defined and described in Item 4: “Information on the Company—Our Reorganization”) was February 1, 2001. As a result, the consolidated balance sheets at

December 31, 2002 and 2001 included in the Consolidated Annual Financial Statements do not include the assets and liabilities of the spun-off businesses.

Following our policy to present our interest in the income (loss) from companies in which we have control or joint control and taking into account the effects of the Reorganization Transactions, the income statements for the fiscal year ended December 31, 2002, the three-month fiscal year ended December 31, 2001 and the fiscal years ended September 30, 2001, 2000, 1999 and the unaudited three-month period ended December 31, 2000 include:

(1)	the income (loss) from the businesses that were spun off, either from us, or from companies over which we exercised control or joint control until the spin-off, in the line “Net income (loss) from spun-off businesses”;

(2)	the income (loss) from businesses merged into us belonging to companies in which we had control or joint control before the merger described in Item 4: “Information on the Company”, for years prior to such merger, incorporated line-by-line; and

(3)	the income (loss) from our interests held in E-Commerce Latina S.A. in the line “Income (loss) from long-term investments” is not incorporated line-by-line because in the opinion of our management the income from this company is not material to our income (loss).

We have not applied the policy in point (1) to balance sheet figures for 1999 and 1998 and income statement and cash flow figures of 1998. We present these figures as originally reported in previous annual reports on Form 20-F restated in constant pesos as of December 31, 2002. See Notes 1.2, 2.4 and 2.5 to the Consolidated Annual Financial Statements.

Our financial statements included the effects of inflation through August 31, 1995, utilizing the inflation restatement methodology established in Technical Resolution No. 6 of the Federación Argentina de Consejos Profesionales de Ciencias Económicas, the Argentine Federation of Professional Councils in Economic Science (“FACPCE”). On August 22, 1995, the Argentine government issued Decree 316/95 discontinuing the requirement that financial information be restated for inflation for any date or period after August 31, 1995. Effective September 1, 1995, as required by rules issued by the CNV, we discontinued the restatement methodology, maintaining the effects of inflation accounted for in the prior periods.

As a result of the new inflationary environment in Argentina (there was an increase in the applicable index for restatement of financial statements (wholesale prices) of 118.2% in the period January through December 31, 2002) and the conditions created by the Public Emergency Law No. 25,561, Ley de Emergencia Pública y Reforma del Régimen Cambiario (the “Public Emergency Law”), the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires, the Professional Council of Economic Sciences of the City of Buenos Aires (the “CPCECABA”), approved on March 6, 2002 Resolution Mesa Directiva (“MD”) No. 3/2002 applicable to financial statements for fiscal years or interim periods ending on or after March 31, 2002, requiring the reinstatement of inflation accounting in financial statements in accordance with the guidelines contained in Technical Resolution No. 6 with the changes recently incorporated by Technical Resolution No. 19 issued by the FACPCE adopted by Resolution Consejo Directivo (“CD”) No. 262/01 of the CPCECABA, and provides that all recorded amounts restated by changes in the general purchasing power through August 31, 1995, as well as those arising between that date and December 31, 2001 are considered to be stated in currency as of December 31, 2001 (the stability period).

On July 16, 2002, the Argentine government issued Decree 1,269/02 repealing Decree 316/95, instructing the CNV, among others, to issue the necessary regulations for the acceptance of balance sheets or financial statements prepared in constant currency. On July 25, 2002, under Resolution No. 415/02, the CNV reinstated the requirement to submit financial statements in constant currency.

As required by Decree 316/95, the financial statements as of December 31, 2001, September 30, 2001, 2000, 1999 and 1998, for the three-month fiscal year ended December 31, 2001 and for the fiscal years ended September 30, 2001, 2000, 1999 and 1998 were not restated to reflect changes in the Argentine wholesale price index published by the Instituto Nacional de Estadísticas y Censos, the Argentine Institute of Statistics and Census (“INDEC”) corresponding to periods between September 1995 and December 2001. However, for comparative purposes, figures presented in this Annual Report corresponding to balance sheet data as of the three-month fiscal year ended December 31, 2001, the three-month period ended December 31, 2000, the fiscal years ended September 30, 2001, 2000, 1999 and 1998 and income statement and cash flow data for the three-month fiscal year ended December 31, 2001, the three-month period ended December 31, 2000, the fiscal year ended September 30, 2001, 2000, 1999 and 1998 are restated for inflation from January 1, 2002 to December 31, 2002 of 118.2%, based on the wholesale price index. See Note 2.2 to the Consolidated Annual Financial Statements.

On March 25, 2003, Decree 664/03 rescinded the requirement that financial statements be prepared in constant currency, effective for financial statements issued in future periods. On April 8, 2003, the CNV issued Resolution 441/03 discontinuing inflation accounting as of March 1, 2003.

According to generally accepted accounting principles applied by Telefónica, S.A. (“Telefónica”), for purposes of its consolidated financial statements for its own financial reporting, Argentina did not meet the definition of a highly inflationary economy in 2002. Therefore, Telefónica incorporates, for consolidation purposes, our balances without computing any inflation adjustments for the inflation experienced during 2002. In line with this, and for our own U.S. GAAP reconciliation, we have elected not to use the alternative of maintaining the 2002 inflation adjustment that the Securities and Exchange Commission permits for countries such as Argentina, where local GAAP continues to require price-level adjustments. Therefore, we have included in our U.S. GAAP reconciliation an adjustment eliminating the effects of the restatement computed under Argentine GAAP for inflation during the fiscal year ended December 31, 2002.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING INFORMATION

Twelve-Month Fiscal Year Ended December 31, 2002	Three-Month Fiscal Year Ended December 31, 2001	Unaudited Three-Month Period Ended December 31, 2000(1)	Twelve-Month Fiscal Year Ended September 30, 2001	Twelve-Month Fiscal Year Ended September 30, 2000	Twelve-Month Fiscal Year Ended September 30, 1999	Twelve-Month Fiscal Year Ended September 30, 1998(2)
(in millions of constant pesos as of December 31, 2002, except for per share amounts, share capital and operating information or as otherwise indicated)
OPERATIONS STATEMENT DATA:(3)
Argentine GAAP
Net revenues	3,039	1,414	1558	6,112	6,456	6,247	7,496
Costs of services provided(4)	(2,220)	(766)	(820)	(3,099)	(3,742)	(3,256)	(3,533)
Gross profit	819	648	738	3,013	2,714	2,991	3,963
Administrative expenses(4)	(433)	(153)	(161)	(618)	(476)	(487)	(596)
Selling expenses(4)	(439)	(382)	(179)	(912)	(456)	(622)	(1,366)
Operating loss/income	(53)	113	398	1,483	1,782	1,882	2,001
Income (loss) on equity investments	2	(9)	(2)	(4)	(4)	2	—
Other expenses, net	(152)	(52)	(65)	(247)	(329)	(290)	(172)
Financial (loss)/income on assets	(725)	15	11	63	105	89	87
Financial loss on liabilities	(2,511)	(79)	(74)	(329)	(362)	(303)	(251)
Unusual items	—	—	—	(15)	—	—	—
Income tax	—	(65)	(124)	(371)	(441)	(415)	(550)
Net loss/income from continuing operations	(3,439)	(77)	144	580	751	965	1,115
Net loss/income of spun-off businesses	—	—	(76)	(89)	(2)	28	—
Net loss/income	(3,439)	(77)	68	491	749	993	1,115
Earnings (losses) per share(3)(11)	(1.97)	(0.04)	0.02	0.26	(12)	0.35	0.46	0.48	(13)
U.S.GAAP
Net loss/income(16)	(3,454)	(1,409)	(23)	201	339	412	506
Number of shares(6)	1,746,052,429	1,746,052,429	2,140,841,663	1,746,052,429	2,140,841,663	2,140,841,663	2,140,852,934
Earnings (losses) per share(3)(11)(16)	(1.98)	(0.81)	(0.02)	0.11	(12)	0.16	0.19	0.22	(13)
BALANCE SHEET DATA:
Argentine GAAP
Cash and current investments	397	145	140	69	849	(5)	360	(2)	247
Fixed assets	8,417	9,649	(15)	10,195	9,821	10,363	11,775	(2)	11,205
Total assets	9,564	11,736	13,924	12,176	14,893	15,366	(2)	14,288
Share capital(6)	1,746	1,746	2,141	1,746	2,141	2,141	(2)	2,141
Short-term bank and financial debt	3,271	2,494	2,854	2,557	3,502	1,628	(2)	1,298
Long-term bank and financial debt	2,943	1,796	1,925	1,859	2,217	4,153	(2)	4,100
Total liabilities	7,171	5,904	6,476	5,942	7,511	8,076	(2)	7,338
Shareholders’ equity (net assets)	2,393	5,832	7,448	6,236	7,383	7,287	(2)	6,948
Net assets of spun-off business	—	—	1,325	—	1,445	—	(2)	—
Unappropriated losses/earnings	(3,490)	(51)	229	706	1,292	1,301	583
U.S. GAAP
Shareholders’ equity(16)	(2,242)	1,212	3,306	2,771	3,329	3,290	3,178
OTHER FINANCIAL DATA:
Argentine GAAP
Cash dividends paid	—	327	—	327	654	654	622
Cash dividends per share:
in pesos	—	0.15	(7)	—	0.15	(7)	0.30	0.30	0.28
in dollars(8)	—	0.07	—	0.07	0.14	0.14	0.13
Capital expenditures(9)	135	208	135	844	943	890	1,497
Depreciation and amortization(10)	1,377	364	332	1,349	1,521	1,503	1,798
CASH FLOW DATA:
Argentine GAAP
Cash flows from continuing operating activities	808	535	364	1,777	2,086	2,426	2,891
Cash used in continuing investing activities	(135)	(208)	(135)	(920)	(943)	(831)	(1,601)
Cash used in continuing financing activities	(421)	(251)	(984)	(1,682)	(137)	(1,178)	(1,135)
Spun-off assets	—	—	—	(144)	—	—	—
Cash flows provided by spun-off businesses	—	—	55	161	(489)	(303)	—
Increase (decrease) in cash and cash equivalents	252	76	(700)	(808)	517	114	155
OPERATING INFORMATION:
(unaudited)
Lines installed	4,888,902	4,876,264	4,737,920	4,851,308	4,669,189	4,384,041	4,232,756
Lines in service	4,419,162	4,556,297	4,319,183	4,521,414	4,258,924	3,934,178	3,973,798

	Twelve-Month Fiscal Year Ended December 31, 2002	Three-Month Fiscal Year Ended December 31, 2001	Unaudited Three-Month Period Ended December 31, 2000(1)	Twelve-Month Fiscal Year Ended September 30, 2001	Twelve-Month Fiscal Year Ended September 30, 2000	Twelve-Month Fiscal Year Ended September 30, 1999	Twelve-Month Fiscal Year Ended September 30, 1998(2)
	(in millions of constant pesos as of December 31, 2002, except for per share amounts, share capital and operating information or as otherwise indicated)
Lines in service per 100 inhabitants (Southern Region)(14)	23.80	24.50	24.70	24.40	24.40	22.90	23.40
Number of employees	8,998	9,410	9,856	9,680	9,984	10,186	11,107
Lines in service per employee	491.1	484.2	438.2	467.1	426.6	386.2	357.8
Digitalization	100%	100%	100%	100%	100%	100%	100%

(1)	Unaudited.
(2)	Figures have not been restated to reflect the effect of the Reorganization Transactions. See Item 4: “Information on the Company—Our History and Development—Our Reorganization”.
(3)	See Note 2.4 to the Consolidated Annual Financial Statements for the basis of presentation of consolidated income statement amounts and presentation of financial information elsewhere in this document.
(4)	Includes depreciation and amortization.
(5)	Net of Ps.28 million (in constant pesos as of December 31, 2002) corresponding to the spun-off business.
(6)	The Reorganization Transactions had the effect of reducing our capital stock by 394,789,234 class B ordinary shares (the “Class B Shares”). Share capital at Ps.1.00 per share is shown rounded to the nearest Ps.1 million.
(7)	Dividends per share were computed based on the number of shares outstanding before the capital stock reduction, since the related share exchange had not yet been completed as of the distribution date. See Note 1.2 to the Consolidated Annual Financial Statements.
(8)	Cash dividends per share in U.S. dollars are translated into U.S. dollars from pesos using the exchange rate as of each payment date.
(9)	Net of Ps.388 million, Ps.652 million, Ps.180 million, Ps.40 million, Ps.41 million and Ps.15 million financed by trade, bank and financial payables for the fiscal years ended September 30, 1998, 1999, 2000 and 2001, the three-month period ended December 31, 2000 and the fiscal year ended December 31, 2002, respectively (in constant pesos as of December 31, 2002) and for the fiscal year ended December 31, 2002, net of Ps.29 million of capitalized exchange difference.
(10)	Excludes portion included in financial expenses. Consolidated on the basis of presentation of consolidated income statement amounts. See Note 2.4 to the Consolidated Annual Financial Statements.
(11)	Diluted earnings per share is the same as earnings per share, as there are no outstanding options to purchase shares.
(12)	Calculated based on the weighted average number of shares outstanding during the year, taking into consideration the cancellation of 394,789,234 Class B Shares. See Note 1.2 to the Consolidated Annual Financial Statements.
(13)	Calculated based on the weighted average number of shares outstanding during the year, considering the following repurchases of our Class C Common Stock: 216,395,695 shares on May 22, 1998 and 266,121 shares on August 20, 1998.
(14)	Southern Region is defined in Item 4: “Information on the Company—Our History and Development—Privatization of Argentina’s Telecommunications System”. As of December 31, 2002, there were approximately 17 million inhabitants in the Southern Region. Source: INDEC.
(15)	Net of Ps.4 million transferred to inventories.
(16)	Nominal amounts.

Exchange Rate Information

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of U.S. dollars expressed in nominal pesos per U.S. dollar. On April 9, 2003, the peso/U.S. dollar exchange rate was Ps.2.92 to U.S.$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for pesos.

Nominal Exchange Rates
	Exchange Rate
	High(1)	Low(2)	Average(3)	Period End
Year Ended December 31,1997	1.00	1.00	1.00	1.00
Year Ended December 31, 1998	1.00	1.00	1.00	1.00
Year Ended December 31, 1999	1.00	1.00	1.00	1.00
Year Ended December 31, 2000	1.00	1.00	1.00	1.00
Year Ended December 31, 2001(4)	1.00	1.00	1.00	N/A
Year Ended December 31, 2002(4)	3.90	1.70	3.15	3.37
Month Ended September 30, 2002	3.75	3.62	3.65	3.74
Month Ended October 31, 2002	3.75	3.52	3.66	3.52
Month Ended November 30, 2002	3.64	3.48	3.54	3.64
Month Ended December 31, 2002	3.58	3.37	3.49	3.37
Month Ended January 31, 2003	3.35	3.10	3.26	3.21
Month Ended February 28, 2003	3.21	3.11	3.16	3.19
Month Ended March 31, 2003	3.21	2.88	3.07	2.98
Period Ended April 9, 2003	2.96	2.90	2.91	2.92

(1)	The high rate shown was the highest month-end rate during the year or any shorter period, as noted.
(2)	The low rate shown was the lowest month-end rate during the year or any shorter period, as noted.
(3)	Average of the daily closing rate for year-end, month-end or period-end rates, as noted.
(4)	From December 24, 2001 through January 10, 2002, Banco Nación did not publish an official exchange rate due to governmental suspension of the exchange market.

Source: Banco Nación.

Fluctuations in the exchange rate between the peso and the U.S. dollar may affect the U.S. dollar equivalent of the peso price of our outstanding notes and our Class B Shares.

B.    Capitalization and Indebtedness.

Not applicable.

C.    Reasons for the Offer and Use of Proceeds.

Not applicable.

D.    Risk Factors.

The following discussion should be read together with the balance of this Annual Report, including the Consolidated Annual Financial Statements.

Risks Relating to the Current Economic Crisis in Argentina

Overview

We are an Argentine sociedad anónima (a corporation of limited liability) and substantially all of our operations, facilities and customers are presently located in Argentina. Accordingly, our financial condition and results of operations depend to a significant extent on the macroeconomic and political conditions of Argentina.

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth and high and variable levels of inflation and devaluation. In 1988, 1989 and 1990, the annual inflation rates were approximately 338%, 4,924% and 1,344%, respectively, based on the Argentine consumer price index and approximately 432%, 5,386% and 798%, respectively, based on the Argentine wholesale price index. As a result of inflationary pressures, the Argentine currency was devalued repeatedly during the 1960s, 1970s and 1980s, and macroeconomic instability led to broad fluctuations in the real exchange rate of the Argentine currency relative to the U.S. dollar. To address these pressures, the Argentine government during this period implemented various plans and utilized a number of exchange rate systems. Prior to December 1989, the Argentine foreign exchange market was subject to exchange controls.

In April 1991, the Argentine government launched a plan aimed at controlling inflation and restructuring the economy, enacting Law No. 23,928 and its Regulatory Decree No. 529/91, known as the Convertibility Law. The Convertibility Law fixed the exchange rate at one peso per U.S. dollar and required that the Central Bank maintain reserves in gold and foreign currency at least equivalent to the monetary base. Following the enactment of the Convertibility Law, inflation declined steadily and the economy experienced growth through most of the period from 1991 to 1997. In the fourth quarter of 1998, however, the Argentine economy entered into a recession that caused the gross domestic product to decrease by 3.4% in 1999, 0.8% in 2000, 4.4% in 2001 and 10.9% in 2002. Beginning in the second half of 2001, Argentina’s recession worsened significantly, precipitating the political and economic crisis described in greater detail below.

Beginning in December 2001, the Argentine government implemented a number of monetary and currency-exchange control measures that included restrictions on the free disposition of funds deposited with banks and tight restrictions on the transfer of funds abroad, with certain exceptions for transfers related to foreign trade and other authorized transactions, which were generally subject to prior approval by the Central Bank, certain of which are still applicable. In December 2001, the Argentine government declared an official default on Argentina’s foreign debt payments. On January 7, 2002, the Argentine Congress enacted the Public Emergency Law, which introduced dramatic changes to Argentina’s economic model and amended the currency board that had pegged, statutorily, the peso at parity with the U.S. dollar since the enactment of the Convertibility Law in 1991. The Public Emergency Law empowered the Federal Executive Branch of Argentina to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the short term, such as determining the rate at which the peso was to be exchanged into foreign currencies. Since a new administration was appointed by the Argentine Congress on January 1, 2002, the Argentine government has implemented measures, whether by decrees, Central Bank regulation or legislation passed by the Argentine Congress, attempting to address the effects of amending the Convertibility Law, recovering access to financing, reducing government spending, restoring liquidity to the financial system, reducing unemployment, and generally stimulating the economy.

As detailed below, the Argentine economy has experienced a severe recession and political and economic crisis, and the abandonment of dollar-peso parity has led to significant devaluation of the peso against major international currencies. Argentine government actions concerning the economy, including with respect to inflation, interest rates, price controls, foreign exchange controls and taxes, have had and may continue to have a material adverse effect on private sector entities, including us. We cannot provide any assurance that future economic, social and political developments in Argentina, over which we have no control, will not further impair our business, financial condition, or results of operations or impair our ability to make payments of principal and/or interest on our outstanding indebtedness. The recession, the macroeconomic situation in Argentina and the actions taken by the Argentine government pursuant to the Public Emergency Law will continue to affect us.

Recent economic and political instability resulted in a severe recession in 2002 and may result in continued economic turmoil and recession.

In the fourth quarter of 1998, the Argentine economy entered into a recession that caused the gross domestic product to decrease by 3.4% in 1999. Following his election in October 1999, President Fernando De la Rúa was confronted with the challenges of dealing with Argentina’s enduring recession and obtaining political consensus on critical issues related to the economy, public sector spending, legal reforms and social programs. The De la Rúa administration failed to address adequately the growing public sector deficit, both at the federal and at the provincial levels. Gross domestic product contracted by 0.8% in 2000 and by 4.4% in 2001. As the recession caused tax revenues to drop, the public sector relied increasingly on financing from local and, to a lesser extent, foreign banks, effectively foreclosing private sector companies from bank financing. As the public sector’s creditworthiness deteriorated, interest rates reached record highs, bringing the economy to a virtual standstill. The lack of confidence in the country’s economic future and its ability to sustain the peso’s parity with the U.S. dollar led to massive withdrawals of deposits and capital outflows.

To prevent further capital outflows, on December 1, 2001, the Argentine government effectively froze bank deposits and introduced exchange controls restricting capital outflows. The measures were perceived as further paralyzing the economy, for the benefit of the banking sector, and caused a sharp rise in social discontent, ultimately triggering public protests, outbreaks of violence and the looting of stores throughout Argentina. On December 20, 2001, after declaring a state of emergency and suspending civil liberties, President Fernando De la Rúa tendered his resignation to Congress. After a series of interim presidents, on January 1, 2002, Eduardo Duhalde, a Peronist senator who had lost the presidential election to President De la Rúa in 1999, was appointed by Congress at a joint session to complete the remaining term of former President De la Rúa until December 2003.

Since his appointment on January 1, 2002, President Duhalde has undertaken a number of far-reaching initiatives, including:

•	ratifying the suspension of payment of certain of Argentina’s sovereign debt declared by interim President Rodríguez Saá;

•	amending the Convertibility Law, with the resulting devaluation and volatility of the peso;

•	converting certain U.S. dollar-denominated loans from financial institutions into peso-denominated debts (“pesification”) at a one-to-one exchange rate plus an adjustment for variations in consumer prices (Coeficiente de Estabilización de Referencia, “CER”) or in salaries (Coeficiente de Variación de Salarios, “CVS”) and U.S. dollar-denominated bank deposits into peso-denominated bank deposits at an exchange rate of Ps.1.40 per U.S.$1.00, as adjusted by CER;

•	converting most U.S. dollar-denominated obligations with non-financial institutions into peso-denominated obligations, at a one-to-one exchange rate, plus an adjustment by CER or CVS, as the case may be, plus an equitable adjustment, in certain cases;

•	restructuring the maturity and interest rates on bank deposits and maintaining restrictions on bank withdrawals;

•	enacting an amendment to the Central Bank’s charter to (1) allow it to print currency in excess of the amount of foreign reserves it holds, (2) make short-term advances to the federal government and (3) provide financial assistance to financial institutions with liquidity constraints or solvency problems;

•	converting public service tariffs, including those of telephone services, which had been established in U.S. dollars, into pesos at a one-to-one exchange rate;

•	freezing public service tariffs, including those of telephone services, and not permitting indexing of any kind;

•	authorizing the federal government to renegotiate public service tariffs on a case-by-case basis;

•	imposing restrictions on transfers of funds abroad subject to certain exceptions; and

•	requiring the deposit into the Argentine financial system of foreign currency earned from exports, subject to certain exceptions.

In June 2002 President Duhalde announced his intention to request Congress to move presidential elections from October 2003 to March 2003. As of the date of this Annual Report, presidential elections are scheduled to take place on April 27, 2003, with a run-off election, if necessary, on May 18, 2003. There are currently more than ten presidential candidates. Some of these candidates represent factions of the two historically principal parties, other candidates represent new parties formed for this presidential election and others represent other parties. There is very limited discussion on the policies that would be implemented or promoted by the candidates. This uncertainty has translated into a delay in the adoption of numerous decisions affecting the country’s economic performance.

Commercial and financial activities have been virtually paralyzed in 2002, further aggravating the economic recession that precipitated the current crisis. Moreover, due to the ongoing social and political protests, Argentina’s economy and society continue to or may face risks including (1) civil unrest, rioting, looting, nationwide protests, widespread social unrest and strikes, (2) expropriation, nationalization and forced renegotiation or modification of existing contracts, (3) changes in taxation policies, including tax increases and retroactive tax reforms and (4) mandatory salary increases.

The deepening recession, including a 10.9% decrease in GDP in 2002, high unemployment and underemployment that preceded and that has followed the devaluation of the peso and high inflation has led to a reduction of wages in real terms and of disposable income and has resulted in changes in consumer behavior across all class sectors of the Argentine population. Such effects have resulted and may continue to result in a decrease in the number of clients, the use of our services and the type of products and services demanded, with a possible corresponding reduction in our revenues. See “Risks Related to Us—Our revenues have been and may continue to be adversely affected by a decrease in the number of customers and usage.”

Argentina’s insolvency and default on its public debt could prolong the current financial crisis.

As a result of its growing fiscal deficit, Argentina’s ability in the short-term to stimulate economic growth, appease social unrest and repay its debt may depend on external financial assistance. Due to failure to meet fiscal deficit targets, including those for the fourth quarter of 2001, on December 5, 2001, the International Monetary Fund (“IMF”) suspended further disbursements. This decision deepened the economic and political crisis.

On December 23, 2001, interim President Rodríguez Saá declared the suspension of debt payments on approximately U.S.$63 billion of Argentina’s sovereign debt total of approximately U.S.$144.5 billion as of December 31, 2001. On January 2, 2002, President Duhalde ratified such decision. Consequently, the principal international rating agencies downgraded the rating of Argentina’s sovereign debt.

In January 2002, President Duhalde initiated talks with the IMF. On January 24, 2003, the IMF approved an eight-month Stand-by Credit Facility for Argentina of approximately U.S.$2.98 billion that is designed to provide transitional financial support through the period ending August 31, 2003, which replaces Argentina’s prior arrangements with the IMF. In addition, the IMF agreed to extend by one year U.S.$3.8 billion dollars in payments Argentina would have been expected to make through August 2003. On March 19, 2003, the IMF made available to Argentina U.S.$307 million under this Stand-by Facility granted to Argentina in January. To date the IMF and other multilateral and official sector lenders have indicated that additional amounts of financial aid will be dependent on the implementation of a sustainable economic program. The IMF, through various pronouncements, indicated that such program should include improving methods of tax collection, reforming intergovernmental tax distributions between the federal government and the provinces, imposing spending controls on the federal and provincial governments, and restructuring the foreign indebtedness on which Argentina has defaulted.

The Argentine government’s current insolvency and inability to obtain financing can be expected to affect significantly its ability to implement any reforms and restore economic growth. This could further undermine the ability to restore economic growth and may result in deeper recession, higher inflation, greater unemployment, and greater social unrest. If this happens, our financial condition and results of operations would likely continue to be materially and adversely affected.

The Argentine financial system may collapse, thereby impeding economic recovery.

In 2001, especially in the fourth quarter, a significant amount of deposits was withdrawn from financial institutions as a result of increasing political instability and uncertainty. This run on deposits had a material adverse effect on the Argentine financial system as a whole. The magnitude of deposit withdrawals, the general unavailability of external or local credit, together with the restructuring of the public sector debt with local holders (a substantial portion of which was placed with banks), created a liquidity crisis which undermined the ability of Argentine banks to pay their depositors. To prevent a run on the U.S. dollar reserves of local banks, on December 1, 2001, the De la Rúa administration restricted the amount of cash that account holders could withdraw from banks and introduced exchange controls restricting capital outflows. Although many of these restrictions, known as the “corralito”, are no longer in place, the Duhalde administration subsequently implemented a schedule, known as the

“corralón”, which stated how and when money in savings and checking accounts and maturing time deposits would become available, in an attempt to stop the continuing drain on bank reserves. Despite the corralito and corralón, between January 1 and April 30, 2002, approximately Ps.13.0 billion were withdrawn from banks as the result of judicial orders, an average of Ps.109 million per day.

On February 4, 2002, pursuant to Emergency Decree No. 214/02, the Argentine government converted all foreign-denominated bank deposits into peso-denominated deposits at the exchange rate of Ps.1.40 per U.S. dollar, with an adjustment of such new peso deposits pursuant to an index based on consumer price variations in the preceding month published by the Central Bank, the CER. The Argentine government also announced the conversion of most U.S. dollar-denominated debts with Argentine financial institutions into peso-denominated debts at a one-to-one exchange rate, to be adjusted pursuant to the CER. In March 2002, the Argentine government issued Decree No. 762/02 by which it replaced the CER, for certain debts, with the CVS.

All these factors, including the different exchange rates applied to the conversion of foreign currency-denominated bank deposits and loans have increasingly strained the Argentine financial system. Since January 2002, the Central Bank has been forced to grant substantial financial aid to most of the banks in the Argentine financial system. The corralito, the corralón and certain other measures have, to a significant extent, shielded banks from a further massive withdrawal of deposits, but they have also led to the paralysis of virtually all commercial and financial activities, diminished spending and greatly increased social unrest, exacerbating the already severe recession. As a result, there has been widespread public repudiation of, and protests directed against, financial institutions, which also has had a material adverse effect on the Argentine financial system.

On June 1, 2002, the Argentine government enacted Decree No. 905/02, which gave owners of rescheduled foreign- and peso-denominated bank deposits the option (during a period of 30 banking business days starting on June 1, 2002) to receive certain bonds issued by the Argentine government in lieu of payment of such deposits. These bonds could be applied to the payment of certain loans under certain conditions. On September 17, 2002, Decree No. 1,836/02 launched another exchange option. Depositors, however, showed little interest in the first or second stages of the voluntary exchange of deposits for bonds. The Argentine government has continued to indicate that it is committed to providing depositors the option to exchange their money for bonds, rather than forcing them to do so through an obligatory exchange.

In a decision dated March 5, 2003, the Supreme Court of Argentina struck down the mandatory conversion of U.S. dollar deposits held by the Province of San Luis with Banco Nación pursuant to Emergency Decree No. 214/02 on constitutional grounds. Under Argentine law, the Supreme Court rulings are limited to the particular facts and defendant in the case; however, lower courts tend to follow the precedents set by the Supreme Court. There are also numerous other cases in the Argentine judicial system challenging the constitutionality of the pesification pursuant to the Public Emergency Law. The Supreme Court’s decision creates uncertainty as to the implications for the banking system as a whole, including the need for the Argentine government to provide additional financial assistance to the banks in the form of U.S. dollar-denominated bonds. This, in turn, could add to the country’s outstanding debt and is viewed with concern by holders of Argentina’s outstanding bonds.

Through Decree 739/03 dated March 28, 2003 the Argentine government made a further attempt to eliminate the corralón by giving depositors the option to be reimbursed pursuant to a schedule for their deposits in pesos, at a Ps.1.40 per U.S.$1.00 exchange rate adjusted pursuant to CER, plus accrued interest, and to receive a 10-year U.S. dollar denominated bond to be issued by the Argentine government to cover the difference between the amount in pesos to be received by the depositors and the face amount of the original deposit made in U.S. dollars at the exchange rate applicable on April 1, 2003.

The factors mentioned above have increased the pressures on a weakened financial system. Certain foreign controlled banks have closed down operations. Given the depositors’ loss of confidence in the financial system, the elimination of the corralón could result in an attempt by such depositors to withdraw all of their deposits and convert such pesos into U.S. dollars. If these withdrawals were to flow to the foreign exchange market, the recent increase in the level of bank deposits could be quickly reversed, causing a sharp increase in the exchange rate and inflation. Moreover, due to the liquidity problems of Argentine banks, these withdrawals could result in the collapse of the financial system and could exacerbate the depreciation of the peso. In the event that the Central Bank provides financial assistance to financial institutions in order to avoid such collapse, liberated funds could flow into the foreign exchange market.

The banking system’s collapse, or the collapse of one or more of the largest banks in the system, would have a material and adverse effect on the prospects for economic recovery and political stability resulting in a loss of consumer confidence, lower disposable income and few financing alternatives for consumers. Such a collapse and its effect on consumers would also have a material and adverse effect on us, including lower usage of our services and a higher level of delinquent and uncollectible accounts.

The devaluation of the Argentine peso, the pesification and freezing of our tariffs, and the macroeconomic conditions currently prevailing in Argentina, have had, and may continue to have, a material adverse effect on our results of operations and financial condition.

The Argentine government’s economic policies and any future decrease in the value of the peso against the U.S. dollar could adversely affect our financial condition and results of operations. The peso has been subject to large devaluations in the past and may be subject to significant fluctuations in the future.

The Public Emergency Law put an end to ten years of U.S. dollar-peso parity and authorized the Argentine government to set the exchange rate. After devaluing the peso, the Argentine government initially established a dual exchange rate of Ps.1.40 per U.S. dollar for certain transactions and a free-floating rate for all other transactions. This dual system was later eliminated in favor of a single free-floating exchange rate for all transactions. Since the devaluation of the peso, the peso has fluctuated significantly, causing the Central Bank to intervene in the market to support the value of the peso by selling U.S. dollars and, lately, by buying U.S. dollars. As of April 9, 2003, the exchange rate was Ps.2.92 per U.S. dollar; however, it reached Ps.3.90 per dollar as of June 25, 2002.

We cannot assure you that future polices to be adopted by the Argentine government will be able to control the value of the peso and therefore, the peso could be subject to significant fluctuations and depreciations in the future, which could materially and adversely affect our financial conditions and results of operations. Also, the Argentine government is facing severe fiscal problems as a result of the devaluation of the peso. As most of the Argentine government’s financial liabilities are U.S. dollar-denominated, there has been an increase in the amount of the Argentine government’s total debt as a result of the devaluation. Peso-denominated tax revenues constitute the majority of its tax receipts and, due to inflation, tax revenues have increased in nominal terms, but have decreased in U.S. dollar terms. Therefore, the government’s ability to honor its foreign debt obligations has been materially and adversely affected by the devaluation of the peso.

We realize substantially all of our revenues in Argentina in pesos and, as a result, the devaluation of the peso and the pesification and freezing of our tariffs have had a material adverse effect on our earnings, because our indebtedness is largely denominated in foreign currency and therefore the devaluation has significantly increased our debt in peso terms. In addition, some portion of our expenses, including capital expenditures, is also denominated in foreign currency. Furthermore, the devaluation of the peso has had a material adverse effect on our financial condition, as our largely peso-denominated assets have depreciated accordingly against our largely foreign currency-denominated indebtedness. Any further depreciation of the peso against the U.S. dollar will correspondingly increase the amount of our debt in pesos, with further adverse effects on our results of operations and financial condition. As of December 31, 2002, our consolidated debt in foreign currency was the equivalent of U.S.$1,842 million.

Given the continuing economic crisis in Argentina and the economic and political uncertainties, it is impossible to predict whether, and to what extent, the value of the peso may further depreciate or appreciate against the U.S. dollar and how those uncertainties will affect consumption of telephone services. Moreover, we cannot predict whether the Argentine government will further modify its monetary policy and, if so, what impact these changes could have on our financial condition and results of operations.

The Argentine economy may continue to experience significant inflation and a substantial part of our revenues is not currently subject to indexing.

On January 24, 2002, the Argentine government amended the charter of the Central Bank to allow the Central Bank to print currency without having to maintain a fixed and direct relationship to foreign currency and gold reserves. This change allows the Central Bank to make short-term advances to the federal government to cover its anticipated budget deficits and to provide assistance to financial institutions with liquidity or solvency problems.

There is considerable concern that if the Central Bank prints currency to finance public sector spending or assist financial institutions in distress, significant inflation could result. During 2002, the Argentine consumer price index increased 41% and the wholesale price index increased 118%. During the first quarter of 2003 the Argentine consumer price index increased by 2.5% and the wholesale price index increased by 0.2%. In the past, inflation materially undermined the Argentine economy and the Argentine government’s ability to create conditions that would permit growth.

We derive our revenues from monthly basic charges, measured service charges and other charges. Prior to the enactment of the Public Emergency Law, those revenues were linked to a rate per unit of usage expressed in U.S. dollars and we also had the right to adjust that rate semiannually in accordance with variations in the U.S. consumer price index. Currently, however, the Public Emergency Law provides that, in agreements executed by the federal government under public law regulations, including those related to public works and services, which includes the telecommunications services offered by us, indexation clauses based on foreign currency price indices or any other indexation mechanism are annulled. In this regard, the law sets forth that the prices and rates resulting from such provisions be established in pesos at a rate of Ps.1.00 per U.S.$1.00. Any further inflation will result in further decreases in our revenues in real terms and will adversely affect our results of operations, provided that our tariffs do not keep pace with inflation. We are in the process of renegotiating our tariffs with the Argentine government. We cannot give you any assurance that the outcome of these negotiations will be favorable to us. See “Risk Factors Related to Us—In January 2002, the Argentine government pesified and froze our tariffs and the current renegotiation of our tariffs may result in tariffs that may have a material adverse impact on our future financial position. We may continue to have operating losses as a result and the value of our assets may be negatively affected.”

Moreover, any further inflation could result in further increases in our expenses, including capital expenditures. The current mismatch between revenues and expenses, especially in a potentially inflationary economy like that of Argentina, has affected and may continue to affect materially our results of operations.

Exchange controls may prevent us from servicing our foreign currency-denominated debt obligations.

Since early December 2001, the Argentine authorities implemented a number of monetary and currency exchange control measures that included restrictions on the withdrawal of funds deposited with banks and tight restrictions for making transfers abroad, with the exception of those related to foreign trade and other authorized transactions. These regulations have been changing constantly since they were first promulgated and we cannot assure you as to how long these current regulations will be in effect or whether they will be made stricter.

Pursuant to recent resolutions issued by the Central Bank seeking a gradual normalization of the local foreign exchange market, effective January 8, 2003, prior authorization from the Central Bank is no longer required to transfer funds abroad for payment to foreign beneficiaries of corporate profits and dividends reported as payable under approved financial statements certified by an independent auditor.

For the remittance abroad of funds required for principal payments under financial loans, prior Central Bank authorization is required until August 8, 2003, as a general rule. However, the following transfers of funds abroad to repay principal on financial debts are exempted from prior Central Bank approval:

(1)	payments under financing arrangements that have been renegotiated under Argentina’s Reorganization and Bankruptcy Act, if certain conditions are met;

(2)	repayment of new financing disbursed and brought into the Argentine financial system on or after February 11, 2002;
(3)	financial debts with international organizations, loans granted by banks acting as co-lenders with those organizations, loans or financings granted or guaranteed by official credit agencies and export financing insurance companies that are members of the International Union of Credit and Investment Insurance (the Berne Union) and debts with, or guaranteed by, multilateral organizations in which the Argentine government is a member;
(4)	payments relating to debts past due, providing that the total amount of repayment or partial payment does not exceed U.S.$1.0 million monthly;
(5)	payments of financial debts the principal of which, as of December 31, 2002, whether past due or not, did not exceed U.S.$5.0 million as of that date;
(6)	payments under negotiable obligations, bonds, commercial paper, syndicated loans with foreign banks, financial loans with foreign banks and not backed by foreign assets owned by the borrower or a resident individual or legal entity, financial loans with foreign parent companies and affiliates, provided that (a) the payments are required under a refinancing agreement made after January 2, 2003; (b) such refinancing does not call for payments of principal in excess of 10% in cash upon the date of the agreement, 5% within six months, and 5% within twelve months of the date of the agreement; and (c) the refinanced balance is payable in not less than five years on the average; and
(7)	payments (whether or not overdue) under negotiable obligations, bonds, commercial paper, syndicated loans with foreign banks, financial loans with foreign banks and not backed by foreign assets owned by the borrower or a resident individual or legal entity, financial loans with foreign parent companies and affiliates, if, prior to the repayment of principal under an existing credit facility, the local debtor obtains new financing which was brought into Argentina on or after December 26, 2002 through the foreign exchange market and this new financing has an average life of not less that five years, and is for an amount at least equal to the amount of the debt that will be cancelled.

Interest payments on outstanding financial indebtedness no longer require Central Bank approval for their remittance abroad, provided that the transfer abroad in connection with such payments is made not more than 15 days in advance of their stated maturity date.

In cases (4) through (7) above and in the case of interest payments, the actual transfer of funds abroad may only be made after the financial entity through which the remittance will be made is satisfied that the originating transactions are genuine and in compliance with Central Bank regulations, the borrower has reported promptly to the Central Bank the disbursement giving rise to the related financial liability, and the financial entity has received documentation supporting the receipt of the funds in Argentina and/or their application to the repayment of trade, financial, export-related or other obligations.

While the above restrictions are in force, we cannot assure you that the Central Bank will authorize us to make principal payments to foreign creditors during the repayment term and under the conditions originally established. Any easing of foreign exchange controls may have mixed results, fueling the demand for U.S. dollars while improving the outlook for private enterprises, which may consider this easing of controls as a further step toward a normal foreign exchange market.

As of December 31, 2002, we have current consolidated bank and financial debts amounting to the equivalent of U.S.$912 million representing 49% of our total bank and financial debt as of that date whose payment is subject to the foregoing exchange controls. In addition, we have an additional amount equivalent to U.S.$851 million of consolidated noncurrent liabilities that if we were to default, could be accelerated.

Factors Related to Us

The effects on us of the current macroeconomic situation in Argentina and of recent changes to regulations have given rise to conditions that raise substantial doubt as to our ability to remain as a going concern.

Our Consolidated Audited Financial Statements contain the following uncertainties affecting our assumption that we will remain as a going concern:

•	the potential adverse effect of the outcome of our pending tariff negotiation with the Argentine government;

•	whether we will be able to obtain refinancing or additional credit lines to be able to pay our current debt; and

•	whether the Central Bank will authorize transfers abroad to pay our foreign creditors.

Our auditors have noted in their Audit Report that the result of the issues listed above gives rise to substantial doubt about our ability to continue as a going concern. Our financial statements as of December 31, 2002 do not include any adjustments or reclassifications that might result from the outcome of these uncertainties.

In January 2002, the Argentine government pesified and froze our tariffs and the current renegotiation of our tariffs may result in new tariffs that may have a material adverse impact on our future financial position. We may continue to have operating losses as a result and the value of our assets may be negatively affected.

We have stated in Notes 2.3.e, 2.3.i and 11 to our Consolidated Audited Financial Statements that the amount booked in fixed assets corresponding to our telecommunications business and the minimum presumed income tax credit, totaling Ps.8,402 million and Ps.48 million, respectively, may be negatively affected by the outcome of our tariff renegotiation and the resulting impact on our operations. Future negative economic developments may result in the adoption of further measures by the Argentine government, including changes to measures already adopted. We cannot assure you what effect these developments and measures may have on the value of our assets or our results of operations.

In January 2002, tariffs for basic telephone services and long-distance services, which we charge our customers were converted to pesos from U.S. dollars and fixed at an exchange rate of Ps.1.00 per U.S.$1.00. Our tariffs were also frozen, as indexation of any kind is not permitted under the Public Emergency Law. The Public Emergency Law also authorized the Argentine government to renegotiate its contracts related to public works and services. We are currently in negotiations with the Argentine government regarding the rates we may charge in the future. According to the Public Emergency Law, the government must consider the following factors when negotiating the new tariff regime:

•	the effect of these tariffs on the competitiveness of the general economy and in the distribution of income,

•	the quality of the services,

•	the investment plans when such issues are included in the pertinent agreements,

•	consumer protection and accessibility of the services,

•	the security of the systems, and

•	profitability of the company.

The outcome of the tariff renegotiation is uncertain and therefore we cannot assure you that our tariffs that result from the renegotiation will maintain their value in U.S. dollars or constant pesos over time to compensate for any past and future increases in inflation or declines in exchange rates. Inflation in terms of wholesale price index and consumer price index for the year ended December 31, 2002 was 118% and 41%, respectively, and devaluation amounted to 237%. Pursuant to the process established for the renegotiations, we have submitted both an interim request for a tariff increase and a comprehensive proposal regarding our tariff regime within the time period established. We do not know when the renegotiations will be concluded and whether they would be concluded in a manner that will not have a material adverse effect.

On January 23, 2003, the Argentine government issued Emergency Decree No. 120/03 which established that the Argentine government may provide for interim tariff increases or adjustments until the process of renegotiation of public service contracts and licenses required under the Public Emergency Law is completed. On January 29, 2003, the Argentine government declared an interim tariff increase of approximately 10% for the electricity and gas sectors. The National Ombudsman, the Ombudsman of the City of Buenos Aires and certain other organizations filed objections to both these decrees with various courts. Pursuant to these objections, a court issued a preliminary injunction prohibiting the increase in these tariffs. Furthermore, there is a possibility that electricity and gas providers may be required to refund the portion of their revenues corresponding to such interim rate increase if the court determines that the increase in tariffs was prohibited under the Public Emergency Law. We cannot assure you that we will receive any interim tariff increase, or if we do, that we will not be enjoined from increasing our rates pursuant to any such increase.

We are subject to tariff regulation and we could be subject to further adverse regulatory “price caps”.

We are currently and will continue to be subject to tariff regulation in areas of service where “effective competition” does not exist. Pursuant to our license to provide telephone services, we had to decrease our rates by 4% (in constant U.S. dollar terms) annually between 1997 and 1999. In connection with this tariff reduction, we agreed to implement price cap reductions. The Argentine government may also subject us to additional reductions.

In addition, Decree No. 764/00 reduced, as of November 2000, the interconnection fee rates for the origin and destination of calls in local areas for those districts with more than 5,000 inhabitants or a telephone-set density above 15 telephones for every 100 inhabitants, for the remaining districts, in those areas included in the original license of independent operators, and for transit within local areas. A 3% semiannual “price cap” reduction was applied during the first two years after these rules and regulations became effective.

The price cap system as applied to our and other regulated industries may also be subject to renegotiation as provided by the Public Emergency Law, although no assurance can be given as to the results of any such renegotiation. We do not know when the Secretary of Communications may determine that effective competition exists in any particular area or in the case of any service, and therefore we cannot assure you that we will not be subject to further reductions of our tariffs.

Tariff reductions of differing scopes and magnitudes may continue for a number of years and may reduce revenues from basic and other services. While we intend to continue to strive to control operating costs and improve productivity, those efforts may not offset, in whole or in part, the decline in operating margins that may result from mandatory tariff reductions.

We are uncertain whether the evolution of the regulatory framework will adversely affect the viability or general competitiveness of our telecommunications business. We are not in a position to control the nature, extent and timing of government action in this area. Future modifications of the regulatory framework may have a material adverse effect on our business, financial condition or results of operations.

The deterioration of the Argentine economy has made it impossible for us to access the capital markets or obtain new third-party financings thereby requiring us to renegotiate our existing indebtedness with our creditors.

In light of recent macroeconomic developments in Argentina, and the negative impact that such macroeconomic events had on our financial condition, we are unable to access the capital markets, and third-party financing sources, both domestically and internationally, are no longer available in amounts sufficient to enable us to meet our debt obligations. In addition, as a result of the devaluation of the peso and the pesification of our tariffs at a rate of Ps.1.00 per U.S.$1.00, our internally generated funds alone are not sufficient to meet our short-term debt obligations. Furthermore, we are unable to determine whether the current macroeconomic environment in Argentina will worsen in the short-term and further harm our ability to meet our current and future debt obligations.

We have outstanding as of December 31, 2002 the following major indebtedness:

•	11.875% Notes due 2004 with U.S.$300 million outstanding;

•	9.875% Notes due 2006 totaling U.S.$71.3 million outstanding, which may become due on July 1, 2004, if, as of July 1, 2004, our 11.875% Notes due 2004, and any other indebtedness incurred to refinance such notes that matures prior to July 1, 2006, exceeds 30% of the initial aggregate principal amount of our 11.875% Notes due 2004;

•	9.125% Notes due 2008 totaling U.S.$368.5 million outstanding;

•	short-term and long-term bank and other financial institution financing outstanding totaling the equivalent of U.S.$64.1 million and U.S.$133.5 million, respectively; and

•	U.S.$891 million in short-term intercompany loans.

Should no financing alternatives be available to us or should we not succeed in obtaining refinancing, we would not have sufficient funds available to meet our current financial liabilities payable to almost all foreign creditors (including those disclosed as current on the balance sheet as of December 31, 2002 and such noncurrent financial liabilities that would turn into current liabilities if creditors claimed a default). We cannot assure you as of the date of this Annual Report that we will be successful in refinancing our liabilities and remain as a going concern.

Our revenues have been and may continue to be adversely affected by a decrease in the number of our customers and usage.

Our revenues depend on our ability to retain customers. However, the current recession, unemployment and underemployment, coupled with the rise of inflation in 2002, have led to a reduction of wages in real terms and a reduction of disposable income of all class sectors of the Argentine population, which resulted in a decrease in the number of customers that use our services and in a reduction of usage per telephone line. In 2002, our lines in service were further reduced by approximately 140,000 lines with a reduction of total traffic per line of approximately 5%. This reduction in lines in service and usage of our services had a consequent reduction in our revenues and cash inflows. In addition, we cannot assure you that further reductions in demand for our service will not take place, further negatively affecting our cash flow and revenues.

Our license is revocable under certain circumstances, and revocation of the license would have a material and adverse effect on us.

We are subject to a complex series of laws and regulations with respect to the telecommunications services we provide. We provide telecommunications services pursuant to a license that is subject to regulation by various regulatory bodies. Our dissolution and the declaration of bankruptcy are events that may lead to a revocation of our license under the List of Conditions. Our dissolution will occur if our shareholders’ equity according to Argentine GAAP becomes negative for any future fiscal year end and the shareholders do not recapitalize. See “—We may be forced to make a reduction of our capital or dissolve if our shareholders do not contribute additional capital”. In addition, our License is revocable if our parent, Compañía Internacional de Telecomunicaciones S.A. (“Cointel”) ceases to own at least 51% of our common stock in Class A Shares without regulatory approval. Any partial or total revocation of the license will have an immediate and material adverse impact on our financial condition and results of operations.

The interests of our affiliates, as our equity owners and creditors, may conflict with the interests of the holders of our notes or shares.

The Spanish telecommunications and media company Telefónica, through affiliates including Cointel, beneficially owns 98% of our capital stock. Cointel, which is almost 100% beneficially owned by Telefónica, owns 64.8% of our capital stock and, therefore, controls us and can determine the outcome of any action requiring shareholder approval. Actions within the control of Telefónica and its affiliates include the election of the Board of Directors and, subject to the requirements of Argentine laws, the payment of dividends. Our day-to-day management and operations are the responsibility of Telefónica, as the operator under a management contract (the “Management Contract”) entered into between us and Telefónica (formerly Telefónica de España S.A.) in connection with our privatization in 1990. Affiliates of Telefónica are also involved in other investments and operations in the Argentine communications and media sector, some of which may involve or affect us.

The interests of Telefónica and Cointel as our equity investors may conflict with the interests of the holders of our debt or shares. Moreover, Telefónica Internacional S.A. (“Telefónica Internacional”) has made substantial extensions of credit to us and represents our largest creditor. As of December 31, 2002, we owed approximately U.S.$891 million of consolidated short-term debt to Telefónica Internacional. The interests of Telefónica Internacional as our creditor may conflict with the interests of the unaffiliated holders of our debt or shares. All of the intercompany loans made to us are short-term in nature and as a result, Telefónica Internacional has the legal right to cause us to pay it in full prior to the time we are required to make scheduled payments on our third-party debt obligations. Furthermore, Telefónica Internacional may assign its rights under the loans without our consent. If Telefónica Internacional, or any assignee, as applicable, were to demand payment in respect of all of our short-term debt, it would have a material adverse effect on our ability to pay our remaining debt obligations as they come due. As a result, the claims under the intercompany loans may, as a practical matter, enjoy payment priority over claims of any other debt. We cannot assure you that Telefónica or its affiliates will provide us with additional intercompany financing support or continue to roll over existing financing.

Apart from requirements of Argentine law that dividends must be paid out of net earned profits arising from an approved financial statement, there are currently no contractual restrictions on our ability to pay dividends. Under Argentine law we will be able to resume paying dividends when we have new gains and have restored our legal reserve with liquid and realized profits as required by law to the level that is equal to the percentage of share capital prior to the absorption of losses, if, the shareholders’ meeting on April 22, 2003 determines to absorb the losses by eliminating the legal reserve. Telefónica, through Cointel, may exercise its control over our ability to pay dividends (subject to requirements of Argentine law) or to increase the amount or frequency of dividend payments in order to fund expenditures or distributions by Cointel or for other purposes. As a result, Telefónica through Cointel has the legal right and voting power to cause us to pay cash dividends to our shareholders in amounts and at times that may not be in the interests of our creditors.

Conflicts of interest between us, Telefónica and other of our affiliates may also arise in connection with the negotiation and performance of duties and the payment of fees under the Management Contract and the renegotiation of the Management Contract, as well as in connection with other business activities. Telefónica, through affiliates, also has joint and separate investments in the communications and media sector in Argentina, including mobile cellular and PCS services following the effectiveness of the spin-off of our wireless services business and data transmission business. These businesses became controlled by Telefónica Móviles, S.A. and Telefónica DataCorp S.A. (“Telefónica DataCorp”), respectively, each of which is a controlled subsidiary of Telefónica and independent of us. In some circumstances, our interests may not be aligned with and may perhaps be adverse to the interests of Telefónica or its affiliates with influence over Cointel’s actions. We cannot assure you that Telefónica or its affiliates will not limit or cause us to forego business opportunities that other Telefónica affiliates may pursue, or that the pursuit of opportunities by other affiliates will be in our interest.

A substantial portion of our assets may be immune from attachment by creditors, preventing creditors from obtaining the amount represented by a judgment against us.

Under Argentine law, attachment prior to judgment or related to the enforcement of judgments will not be ordered by courts of Argentina with respect to property which is located in Argentina and determined by those courts to be dedicated to the provision of essential public services. A substantial portion of our assets may be considered to be dedicated to the provision of essential public services. If an Argentine court were to make such a determination with respect to certain of our assets, those assets would not be subject to attachment or other legal process, possibly limiting the ability of our creditors to obtain a judgment against our assets.

We suffered a significant loss in 2002, which resulted in an elimination of our unappropriated earnings, and therefore we lost our ability to distribute dividends.

The effect of the devaluation of the peso and the pesification and freezing of our tariffs have eliminated unappropriated retained earnings and caused us to carry accumulated losses. By the end of the fiscal year ended

December 31, 2002, such losses exceeded our reserves, including our reserve for future dividends out of which cash dividends are distributed. As of the date of this Annual Report, according to the Ley de Sociedades Comerciales No. 19,550 (the “Companies Law”), we are unable to distribute dividends until the unappropriated losses are absorbed and we restore our legal reserve with new gains to the level that is equal to the percentage of share capital prior to the absorption of losses.

We may be forced to make a reduction of our capital stock or dissolve if our shareholders do not contribute additional capital.

As of December 31, 2002, we had accumulated losses amounting to Ps.3,489 million and such losses exceeded our reserves including our reserve for future dividends. If the losses exceed 50% of our capital stock plus reserves at any fiscal year end, we would fall under the condition for mandatory capital stock reduction set forth in the Companies Law. However, Decree 1,269/02 dated July 16, 2002 has suspended the enforcement of such provision of the Companies Law until December 10, 2003. Also, if after December 10, 2003, our shareholders’ equity becomes negative at any fiscal year-end and our shareholders do not recapitalize, a dissolution event will occur under the Companies Law. We cannot assure you that, in the future, the Companies Law or any other law or regulation will not force us under these circumstances to effect mandatory capital reductions or to dissolve. As of the date of this Annual Report, we cannot provide any assurance that, should such dissolution event occur, our shareholders would make additional capital contributions, or that we, consequently, would be able to continue our ordinary operations.

Access to the Argentine telecommunications market is now fully deregulated and as a result competition could have a material adverse effect on our results of operations.

Since 1999, the Argentine government has issued a number of decrees liberalizing the access to the telecommunications market. As a result, a number of new operators have entered the market, including the Southern Region, where we are the incumbent provider of telecommunications services. The new providers of local, domestic long-distance and international telephone services are now direct competitors of wireline basic telephone service providers. Although as a result of the liberalization we began to offer telephone services in the Northern Region, Telecom Argentina is the incumbent provider of telecommunications services in the Northern Region. The operators of data transmission networks and other companies providing wireless services (including companies spun off from us in the Reorganization Transactions), may be our indirect competitors to the extent those services may be substitutes for wireline telephony.

Since the liberalization of access to our market, competition has affected our results of operations as we have lost customers of our long-distance service to Telecom Argentina and other smaller competitors and have had to increase our efforts in order to retain existing customers, to win back the customers we lost and to acquire new customers. We may experience, as a result of the current competitive environment, an additional loss of market share and additional competition in prices to competitors in the Southern Region beyond that which has already taken place since October 1999. We may also experience a loss of market share in the future as a result of the future ability of a caller to select a long-distance provider for each call, data or internet providers entering the telecommunications market. In light of the range of regulatory, business and economic uncertainties, as discussed in these “Risk Factors” and elsewhere in this Annual Report, it is difficult for us to predict with meaningful precision and accuracy our future market share in relevant geographic areas and customer segments, the speed with which changes in our market share or prevailing prices for services may occur, or the effects of competition. Those effects could be material and adverse to our overall results of operations and financial condition.

We have a significant number of legal claims against us regarding obligations of our state-owned predecessor, Empresa Nacional de Telecomunicaciones (“ENTeL”); if we were to have to satisfy those claims in full without the benefit of timely and sufficient indemnification, the obligation to do so would represent a significant liability.

As of December 31, 2002, the total amount of claims against us based upon ENTel’s alleged contractual and statutory obligations to former ENTel employees (including accrued interest and legal expenses) was approximately Ps.102 million. Court decisions have followed the precedent set by the Supreme Court of Argentina in the area of joint and several liability in labor matters, under which it upheld the provisions of the Work Contract Law No. 20,744, as amended, and declared a decree derogating portions of that law unconstitutional. In the Transfer

Contract, under which ENTel was privatized by selling 60% of its common stock to Cointel, ENTel agreed to indemnify us with respect to such claims. Also, the Argentine government has assumed joint and several liability with ENTel for such indemnity obligations and has authorized us to debit an account of the Argentine government at Banco Nación for any related amount payable by us with respect to such indemnification. We believe that the Argentine government’s indemnification obligations should protect us from any material economic consequences of the employees’ claims. Under Debt Consolidation Law No. 23,982, ENTel and the Argentine government may discharge their indemnity obligations through the issuance of debt instruments such as negotiable 16-year bearer bonds. We have not created any reserve for such claims.

As of December 31, 2002, we had satisfied a number of claims through Ps.6.3 million in cash payments. We filed a claim against ENTel on December 16, 1999 seeking indemnification and reimbursement in connection with these payments in satisfaction of the labor claims. Our case has been argued in court; however, no ruling has been issued. If we lose a material portion of the current claims and the Argentine government fails to reimburse us timely and sufficiently for the claims our results of operations may be adversely affected.

Technological advances and replacement of our equipment may require us to make significant expenditures to maintain and improve the competitiveness of the services we offer.

The telecommunications industry is subject to continuous, rapid and significant changes in technology and the related introduction of new products and services. We cannot predict the effect of technological changes on our business. New services and technological advances are likely to offer additional opportunities to compete against us on the basis of cost, quality or functionality. It may not be practicable or cost-effective for us to replace or upgrade our installed technologies in response to competitors’ actions. Responding to such change may require us to devote substantial capital to the development, procurement or implementation of new technologies, and may be dependent upon the final cost in local currency of imported technology and our ability to obtain additional financing. We may also have to devote resources to the replacement of our equipment lost to theft or vandalism. Should we need to make substantial capital expenditures due to such technological changes in order to improve our system or to compete with others in the market or to replace our equipment, no assurance can be given that we will have the funds to make such capital expenditures.

We employ a largely unionized labor force and could be subject to an organized labor action.

As of December 31, 2002, approximately 73% of our employees were union members. Unlike our state-owned predecessor, we have not experienced a work stoppage that has had a material effect on our operations. We have reached agreements with the unions over the terms of new collective bargaining agreements. Although our relations with unions are currently stable and constructive, in recent years general labor unrest and related strikes in Argentina have increased in frequency. Strikes or other types of conflict with the unions or unionized personnel may have a material adverse effect on our ability to maintain ordinary service levels or otherwise operate our business in the manner that customers expect. In those circumstances, we might face an immediate loss of revenue. Damage to our reputation might also result, with a potential longer-term negative effect on revenues.

In addition, while maintaining frozen tariffs, the government may force private sector companies to increase salaries of unionized employees, as it did last year, resulting in an increase in our expenses and a negative impact on our operating income. We were required to increase salaries for unionized workers on an average of Ps.100 per month per employee.

Because the Argentine standards for disclosure and accounting differ from those of the United States, information about us may not be as detailed or comprehensive as that of non-Argentine issuers, including that of U.S. companies.

We are subject to the periodic reporting requirements of the Securities and Exchange Act of 1934. However, the periodic disclosure required of foreign issuers under the Exchange Act is more limited than the periodic disclosure required of U.S. issuers. Publicly available information about issuers of securities listed on the Buenos Aires Stock Exchange also provides less detail in certain respects than the information that is regularly published by or about listed companies in the United States or in some other countries. Furthermore, there is a lower level of regulation of the Argentine securities markets and of the activities of investors in such markets as compared with the securities markets in the United States and certain other developed countries. We prepare our financial statements in accordance with Argentine GAAP, which differs in certain respects from U.S. GAAP.

ITEM 4.     INFORMATION ON THE COMPANY

Introduction

Telefónica de Argentina S.A. is one of the five largest private-sector companies in Argentina in terms of historical net revenues. We have a non-expiring license to provide wireline public telecommunications services and basic telephone services in Argentina. We also provide other telephone-related services such as international long-distance service, data transmission and internet service and, through our subsidiary, publish telephone directories.

Through September 30, 1999, we provided domestic and international telephony services in the Southern Region (defined below) on an exclusive basis. Commencing in October 1999, the Argentine government implemented a deregulation plan introducing competition into the market. See “—Our History and Development—Deregulation of Argentina’s Telecommunications Sector”.

At December 31, 2002, our telephone system included approximately 4.4 million lines in service.

A. Our History and Development.

General

We were organized in Argentina as a sociedad anónima on April 23, 1990, under the name Sociedad Licenciataria Sur S.A. for a period of 99 years and registered with the Registro Público de Comercio (the “Public Registry of Commerce”) of Argentina on July 13, 1990. Our present name was registered with the Public Registry of Commerce on December 3, 1990.

Our principal executive office is located at Avenida Ingeniero Huergo 723, (C1107AOT) Buenos Aires, Argentina, and our telephone number is (5411) 4332-2066, facsimile number (5411) 4332-2066, e-mail: invest@telefonica.com.ar, www.telefonica.com.ar.

Privatization of Argentina’s Telecommunications System

Prior to November 8, 1990 (the “Transfer Date”), Argentina’s telecommunications system was operated principally by ENTel, an enterprise wholly owned by the Argentine government. Pursuant to State Reform Law No. 23,696 and a series of decrees regarding the privatization of ENTel, the Argentine government:

•	divided the ENTel telecommunications network into the southern half of Argentina, including most of the Province of Buenos Aires and more than half of the City of Buenos Aires (the “Southern Region”), and the balance of Argentina (the “Northern Region”);

•	granted licenses to provide basic telephone services in the Southern Region to us and in the Northern Region to Telecom;

•	granted licenses to provide telex, data transmission and other non-basic, international telephone services to Telecomunicaciones Internacionales de Argentina Telintar S.A. (“Telintar”) and Startel S.A. (companies 50%-owned by us and 50%-owned by Telecom); and

•	caused ENTel to transfer substantially all of its assets, contracts and personnel to us, Telecom, Telintar and Startel.

On the Transfer Date, the Argentine government licensed us to provide basic telephone service in the Southern Region pursuant to Decree No. 2,344/90. That same day, pursuant to an agreement (the “Transfer Contract”) among the Argentine government, ENTel, Cointel (formerly Compañía de Inversiones en Telecomunicaciones S.A.), and

each of Telefónica International Holding B.V. (“TIHBV”), Inversora Catalinas S.A. (“Inversora Catalinas”), Telefónica, Citicorp and Citicorp Venture Capital S.A., the Argentine government sold 60% of our capital stock to Cointel. As of the date of this Annual Report, Cointel owns a 64.8% interest in us. Telefónica beneficially owns 98% of our capital stock.

See Item 7: “Major Shareholders and Related Party Transactions”.

On April 15, 1992, we acquired the business of Compañía Argentina de Teléfonos S.A. in the provinces of Mendoza and San Juan for U.S.$52.5 million net of value-added tax. In this purchase, we acquired approximately 71 switches and 118,000 telephone lines in service, added 1,000 employees to our payroll and assumed certain liabilities.

Deregulation of Argentina’s Telecommunications Sector

Our License was granted for an unlimited period of time. Pursuant to the License, we had the exclusive right to provide basic telephone services to the Southern Region for a period of seven years. To maintain and extend the exclusivity of the License, we had to meet certain qualitative and quantitative operating objectives set forth in the List of Conditions. See “—Regulatory Matters” for a discussion of the List of Conditions. On March 10, 1998, the Argentine government issued Decree No. 264/98, which extended this period of exclusivity until a date that the Secretary of Communications later set, pursuant to Resolution No. 1686/99, as of October 10, 1999. See “—Regulatory Matters”.

On June 9, 2000, the Argentine government issued Decree No. 465/00, which provided for the complete liberalization of access to the telecommunications market as of November 9, 2000. In the context of that liberalization, we and Telecom each signed license agreements with the regulatory authorities. Our agreement is referred to in this Annual Report as the “License Agreement”.

Deregulation also influenced the organization of our then existing subsidiaries and the services that we provided directly and indirectly. Until April 1999, international services had been provided by Telintar, a company previously owned jointly by us and Telecom. The Argentine government provided in Decree No. 264/98 that in order to ensure effective competition at the end of the period of transition to competition in the provision of basic telephone services, we and Telecom would not be able to jointly own businesses. Therefore, Telintar was dissolved, and the assets and liabilities related to Telintar’s business were spun off into two companies, effective May 1, 1999. One successor to Telintar’s operations, Telefónica Larga Distancia de Argentina S.A. (“TLDA”), was merged into us effective October 1, 1999. Telecom owned the other successor, Telecom Internacional S.A., which merged into Telecom effective October 1, 1999. By virtue of these mergers, both we and Telecom now hold licenses to provide international long-distance services, as do other new licensees that have been granted licenses as the telecommunications sector was opened to competition. See Item 4: “Information on the Company—Business Overview—Competition”.

Prior to increased competition in basic telephone services, we and our controlled affiliates had provided cellular services (including personal communications services, or “PCS”) in an environment of limited competition. In contrast, data transmission and internet services were subject to full competition during that time. As discussed below under “Our Reorganization”, we no longer provide the cellular, PCS, international data transmission and consulting services that were rendered by Telefónica Comunicaciones Personales S.A. (“Telefónica Comunicaciones Personales”), Telefónica Data Argentina S.A. (“Telefónica Data”, formerly Advance Telecomunicaciones S.A.) and TYSSA Telecomunicaciones y Sistemas S.A. (“TYSSA”).

Telefónica Exchange Offers

In May 2000, our indirect parent, Telefónica, launched offers to exchange shares and American Depositary Shares of Telefónica for shares and American Depositary Shares of its subsidiaries in Brazil, Peru and Argentina. See below “Our Reorganization”.

Upon the expiration of the Argentine exchange offer, shareholders representing approximately 44% of our capital stock tendered their Class B Shares and American Depositary Shares, or “ADSs”, representing such shares in exchange for Telefónica shares and ADSs. Consequently, Telefónica became the beneficial owner of 203,841,901 Class B Shares (including 16,542,991 Class B Shares previously held by TIHBV), and 76,040,977 ADSs (each representing ten Class B Shares).

Our Reorganization

Telefónica, which through its subsidiaries is our controlling shareholder, has completed a reorganization of its global businesses along business lines. In the context of Telefónica’s global reorganization plan, our Board of Directors decided on January 30, 2001 to effect a reorganization of the businesses of our subsidiaries (the “Reorganization Transactions”), effective October 31, 2000. The reorganization of those businesses through certain spin-offs and consolidations were implemented through a procedure under Argentine corporate law called escisión-fusión, or spin-off/merger.

On January 25, 2001, Telefónica made capital contributions of our shares to its controlled subsidiaries to effect the Reorganization Transactions:

Recipient Subsidiary	Capital Contribution by Telefónica
Telefónica Moviles	323,050,945 Class B Shares (including 24,920,528 ADSs)
Telefónica DataCorp	63,524,218 Class B Shares (including 5,096,971 ADSs)
Telefónica Internacional	561,133,517 Class B Shares (including 45,023,478 ADSs)

In connection with the Reorganization Transactions, on January 30, 2001, our board of directors, as well as the boards of directors of Cointel, Telefónica Data, Telefónica Comunicaciones Personales and Telinver approved a preliminary agreement (escisión/fusión), for the spin-off/merger of specified assets and liabilities of their companies into us prior to the Reorganization Transactions as follows:

•	Telinver’s assets and liabilities relating to its equipment sales and point-of-sale network business;

•	Telefónica Data’s assets and liabilities relating to its internet access business (except for corporate customers);

•	Telefónica Comunicaciones Personales’ assets and liabilities relating to its data transmission business, including frequency band “B” user licenses;

•	Telefónica Data’s point-to-point lines located in the Southern Region of Argentina;

•	Telefónica Data’s 80% interest in the Starnet network;

•	Telefónica Data’s 100% of the IP (Internet Protocol) network; and

•	Telefónica Data’s 80% ownership interest in a satellite network.

Additionally, a transfer of assets and liabilities from Telinver to us by escisión/fusión occurred effective February 1, 2001 as Telinver spun off its participation in an online shopping portal and merged it into us.

On March 30, 2001, at an extraordinary shareholders meeting, our shareholders approved the Reorganization Transactions under which we spun off:

•	our assets and liabilities related to the international data transmission business, including our international data transmission business, a portion of goodwill associated with the international data transmission business of Telefónica Data and our ownership interest in Telefónica Data;

•	our consulting business (represented by our ownership interest in TYSSA, which was consolidated into Telefónica Data); and

•	our assets and liabilities related to the mobile (cellular) and personal communications services of Telefónica Comunicaciones Personales, which was consolidated into Móviles Argentina.

Shareholder approval of these transactions was obtained at the special shareholders meeting of March 30, 2001, and, upon registration of these transactions in the Public Registry of Commerce, these transactions became effective on January 1, 2001.

Pursuant to Resolution No. 16/01 dated January 4, 2001, the Secretary of Communications authorized the transfer of our ownership of Telefónica Data, Telefónica Comunicaciones Personales, TYSSA and Telinver to other Telefónica affiliates, subject to certain conditions.

After the completion of the spin-off/merger, and subject to regulatory and shareholders’ approval and adjustment for fractional shares and fractional ADSs, our capital stock was reduced by the same percentage of our pre-spin-off total capital stock to equal the percentage of our pre-spin-off shareholders’ equity represented by the assets and liabilities being spun off.

On July 26, 2001, the CNV approved the public offerings by Telefónica Data and Telefónica Móviles and consented to the reorganization. In addition, the Buenos Aires Stock Exchange authorized the listing of Telefónica Data and Telefónica Móviles. Telefónica Móviles and Telefónica Data issued ordinary shares, referred to as the new shares, in proportion to the number of Class B Shares or ADSs owned by each holder not affiliated with Telefónica (the “Minority Shareholders”). Registration with the Public Registry of Commerce of the Reorganization Transactions occurred on November 16, 2001 and the share exchange was completed on December 12, 2001. All Class B Shares and ADSs that holders surrendered as part of the exchange for and distribution of new shares were cancelled.

In the aggregate, the interests surrendered had a nominal value equal to approximately 18.4% of our share capital, and Minority Shareholders experienced a similar percentage reduction in their ownership of Class B Shares and ADSs. Minority Shareholders were entitled to receive a number of new shares in the spun-off entities proportionate to their respective equity interests in us, adjusted for fractional shares and fractional ADSs. As a result, the Minority Shareholders were entitled to receive 0.154105387 Móviles Argentina shares and 0.000303035 Telefónica Data shares for every Class B Share and 1.54105387 Móviles Argentina shares and 0.00303035 Telefónica Data shares for every ADS owned on the record date for the exchange. Affiliates of Telefónica as a group received the same exchange ratio of shares for surrendered Class B Shares.

Minority Shareholders that owned Class B Shares had fractional interests in Móviles Argentina and Telefónica Data shares and have received on December 12, 2001, the “Exchange Date”, a payment in cash for their fractional interests. The reference price used for the determination of the payment was the face value of the shares of Telefónica Data and Telefónica Móviles.

Minority Shareholders that owned ADSs representing ten Class B shares each were able to select whether to receive new ADSs and shares in the same proportions listed above for each ADS timely made available to Citibank N.A., as Depositary. In order to exercise their option to receive such shares, ADS holders were required to designate a custodian account with Caja de Valores S.A. (“Caja de Valores”) to receive such new shares. ADS holders that did not exercise their option to receive Móviles Argentina and Telefónica Data shares in due time were granted the opportunity to instruct the Depositary to deliver the Móviles Argentina and Telefónica Data shares to a custodian account with Caja de Valores, received new ADSs and, upon the Móviles Argentina and Telefónica Data shares being sold in the market, received a pro rata share of the net proceeds raised by the sale of the Telefónica Data and Móviles Argentina shares and a fractional share of the new ADSs and the Telefónica Data and Móviles Argentina shares.

As a result of the cancellation of approximately 18.4% of our capital stock, Cointel’s percentage ownership of our capital stock increased to approximately 64.8% from approximately 52.9%.

In splitting up our business units, we remain primarily a wireline provider of local, domestic long-distance and international telecommunications services and telephone equipment sales, as well as internet service and directory publishing. We continue to be owned by Telefónica indirectly through Cointel, Telefónica Internacional and

TIHBV, and no longer have an equity interest in or control over TYSSA, Telefónica Comunicaciones Personales or Telefónica Data. Telefónica indirectly controls the spun off entities, Móviles Argentina and Telefónica Data, through Telefónica Móviles and Telefónica DataCorp.

See Note 1.2 of our Consolidated Annual Financial Statements.

B. Business Overview.

We are a licensed supplier of wireline public telecommunications services and basic telephone services in Argentina. Applicable regulations define basic telephone services as both (1) the supply of fixed telecommunications connections that form part of the public telephone network or are connected to such network and (2) the provision through these links of local, domestic long-distance and international telephone voice services.

Until 1999, we owned virtually all public exchanges, the network of local telephone lines and the principal domestic long-distance telephone transmission facilities in the Southern Region. In 1999, there was a liberalization of the restrictions on competition in the market for telecommunications services in Argentina. New competitors are operating in the Southern Region and throughout Argentina. Also as a consequence of liberalization, we are expanding our operations outside the Southern Region into the Northern Region. Currently, our licenses permit us to provide local and domestic long-distance and international services, international data transmission and domestic and international telex services throughout Argentina. See above “—Deregulation of Argentina’s Telecommunications Sector”.

As of December 31, 2002, our telephone system had approximately 4.4 million lines in service, or approximately 23.8 lines in service per 100 inhabitants of the Southern Region. Our consolidated assets were approximately Ps.9,564 million (in constant pesos as of December 31, 2002) and our net sales revenues were approximately Ps.3,039 million (in constant pesos as of December 31, 2002) for the fiscal year ended on December 31, 2002. Based on historical net revenues, we are one of the five largest private-sector companies in Argentina. See below “—Revenues”.

Our telephone network includes installed telephones and switchboards, a network of access lines connecting customers to exchanges, trunk lines connecting exchanges and long-distance transmission equipment. The following table provides, as of each indicated year, certain basic information relating to the development of our domestic telephone system at the dates indicated.

	December 31, 2002(1)	December 31, 2001	September 30, 2001(2)	September 30, 2000(3)	September 30, 1999	September 30, 1998
Lines installed	4,888,902	4,876,264	4,851,308	4,669,189	4,384,041	4,232,756
Lines in service	4,419,162	4,556,297	4,521,414	4,258,924	3,934,178	3,973,798
Lines in service per 100 inhabitants (Southern Region)	23.8	24.5	24.4	24.4	22.9	23.4
Lines in service per employee	491.1	484.2	467.1	426.6	386.2	357.8
Total pending applications	13,764	15,592	20,627	26,152	6,792	7,889
Percentage of lines connected to digital exchanges	100%	100%	100.0%	100.0%	100.0%	100.0%
Public telephones installed	101,552	122,665	122,063	114,037	97,663	66,343

(1)	As of December 31, 2002, includes approximately 676,000 lines for which long-distance service is provided by others operators. Does not include approximately 215,000 long-distance presubscribed customers’ lines of Telecom that opted for our service.
(2)	As of September 30, 2001, includes approximately 770,000 lines for which long-distance service is provided by other operators. Does not include approximately 280,000 long-distance presubscribed customers’ lines of Telecom that opted for our service.
(3)	As of September 30, 2000, includes approximately 770,000 lines for which long-distance service is provided by other operators. Does not include approximately 500,000 long-distance presubscribed customers’ lines of Telecom that opted for our service.

As of December 31, 2002, approximately 53.6% of our lines in service were in the greater Buenos Aires metropolitan area, including 20.4% of our lines in service, which were located within the City of Buenos Aires. Approximately 86.2% of our lines in service as of December 31, 2002, were residential, with the remainder being professional, commercial and governmental customers.

The services that we provide are generally subject to regulation. The relevant governmental regulatory authorities include the National Communications Commission (the Comisión Nacional de Comunicaciones), the successor to the National Telecommunications Commission (the “Comisión Nacional de Telecomunicaciones”), and the Secretary of Communications (the Secretaría de Comunicaciones), both of which currently regulate and control telecommunications and telephone services in Argentina. This Annual Report sometimes refers to any of the National Communications Commission, the National Telecommunications Commission and the Secretary of Communications as the “Telecommunications Regulatory Authority”. See “—Regulatory Matters” below.

On April 10, 2002, our Ordinary and Extraordinary Shareholders meetings broadened our corporate purpose to enable us to engage in other types of businesses not strictly related to telecommunications services, including: purchasing equipment, infrastructure and telecommunications-related goods, as well as rendering any type of service, such as consulting and accounting, human resources and tax administration services. In view of the amendment to the corporate purpose, it was necessary to obtain the corresponding authorization of the Telecommunication Regulatory Authority. A request for approval of the change has been made to the Secretary of Communications and is currently pending, subject to administrative approval.

Business Strategy

Our short-term strategy has been to adapt and continue to adapt our business strategy to address the challenges and risks presented by the Argentine economic crisis. Therefore, our short-term strategy is focused on the renegotiation of our tariffs, cost controls and efficiency improvements, capital expenditures control, improvements in working capital management and management of cash and liquidity. See Item 5: “Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

Our long-term business strategy is to maintain and enhance our position in the competitive telecommunications market in Argentina. See below “—Competition” and “—Regulatory Matters”. The implementation of this strategy involves the introduction of service offerings in new geographic areas, improving and expanding services in markets that we currently serve, and our continued development as a provider of telecommunications services for business and residential customers.

We began expanding our service offerings into the Northern Region through increased marketing efforts and a full range of products and services, but such expansion is currently on hold due to the current crisis. In the Southern Region, we continue to increase selective marketing activities and efforts to improve the quality and variety of services available to both residential and business customers.

In the longer term, we intend to continue to solidify our position as the leading provider of integrated business solutions in Argentina by providing a full range of services, including voice services, value-added services, broad band (“ADSL”), dial-up internet access, telephone equipment sales, and other high-tech products for business users of various sizes through different marketing channels. We intend to continue to invest substantial resources and efforts into training and personnel development and incentive programs to reduce costs and improve efficiency.

We believe that the implementation of these short-term and long-term business strategies will continue to have a beneficial effect on the competitiveness of our telecommunications business, mitigating the adverse effects of increasing competition and the Argentine economic and political climate.

Revenues

Our revenues are primarily derived from:

•	measured service;

•	domestic long-distance service;

•	monthly basic charges;

•	special services;

•	installation charges;

•	public phones;

•	access charges;

•	international long-distance service;

•	telephone equipment; and

•	publishing telephone directories.

The following table sets forth our then-current month-end base rates (prior to any applicable discounts) for various components of local service and for domestic long-distance service. Pulses (as defined below) are still used to calculate monthly basic charges, and charges for local and long-distance services. These charges were denominated in U.S. dollars and converted to pesos at the month-end exchange rates for the month indicated until the enactment of the Public Emergency Law. Under certain circumstances, we may apply discounts with respect to these rates. Amounts shown are in U.S. dollars unless otherwise indicated and do not include value-added taxes.

	Telephone Rates
	December 2002	September 2001	September 2000	September 1999	September 1998
	(in pesos)(1)	(in U.S. dollars)

Residential:
Installation charge per line	150	150	150	150	200
Monthly basic charge(2)	13.23	13.23	13.23	13.03	12.83
Pulses/month equivalent	282	282	282	282	282

Commercial:
Installation charge per line	150	150	150	150	150
Monthly basic charge(3) (4)	30.20	30.20	30.20	36.96	36.40
Pulses/month equivalent(4)	644	644	644	800	800

Prices:(5)
Price per pulse (nominal) in pesos	0.0469	0.0469	0.0469	0.0462	0.0455
Exchange Rate Ps.1.00/U.S.$1.00(6)	3.37	1.0	1.0	1.0	1.0

(1)	As of the enactment of the Public Emergency Law.
(2)	Retirees and pensioners whose consumption is less than 300 pulses per two-month period, as well as residential customers whose consumption is less than 150 pulses per two-month period, have preferential tariffs.
(3)	Monthly basic charge for measured service in an area with more than 200,000 telephones (applies to approximately 55% of our customer base).
(4)	Corresponds to the Province and City of Buenos Aires. For the rest of the Southern Region, monthly basic charges amounted to Ps.32.89 during September 1998, Ps.33.40 during September 1999, Ps.33.91 during September 2000 and Ps.27.3 during September 2001 and December 2002. Pulses/month equivalents were 723 for 1998, 1999, 2000, 2001 and 2002.
(5)	Effective November 1, 1991, under the rate agreement, customers were billed in pesos at an exchange rate of the average of the closing bid and offer exchange rates quoted by Banco Nación for wire transfers of U.S. dollars on the day before each bill was prepared. However, the Public Emergency Law, effective as of January 6, 2002, invalidated the clauses contained in contracts with the Argentine government under public law (including the provision of telecommunications services) providing for adjustments based on price indices that are applicable in other countries, as well as any other adjustment method and converted our rates at one peso to one U.S. dollar.
(6)	Banco Nación’s offered rate for the last day of the month for wire transfers of U.S. dollars.

Our principal sources of revenues for the fiscal year ended December 31, 2002 were approximately 30.14% from local and domestic long-distance measured services, approximately 26.88% from monthly basic charges, approximately 8.46% from access charges, approximately 7.31% from public phones and approximately 3.06% from international services.

We formerly provided value-added telecommunications services through Telefónica Data and Startel until such subsidiaries were spun off. We provided PCS and cellular service through our former subsidiary Telefónica

Comunicaciones Personales until January 31, 2001, as Telefónica Comunicaciones Personales was spun off on February 1, 2001.

Operating revenues figures presented by category of services in this Annual Report are derived from our accounting records, certain reports from our billing systems and certain estimates made by our management. This breakdown is not included in our Consolidated Annual Financial Statements.

The table below shows our sales revenues broken down by category of service.

	Twelve-Month Fiscal Year December 31, 2002	Three-Month Fiscal Year December 31, 2001	Three-Month Unaudited Period December 31, 2000	Twelve-Month Fiscal Year September 30, 2001	Twelve-Month Fiscal Year September 30, 2000	Twelve-Month Fiscal Year September 30, 1999	Twelve-Month Fiscal Year September 30, 1998(4)
		(in millions of constant pesos as of December 31, 2002)(1)
Basic telephone service
Measured service	916	432	487	1,785	2,080	2,287	2,509
Monthly basic charges(2)	817	373	371	1,482	1,525	1,519	1,567
Special services	369	153	161	652	557	436	247
Installation charges	40	26	31	122	159	107	129
Public phones	222	100	116	491	526	493	434
Access charges	257	118	185	678	656	395	251
International long-distance service	93	74	81	310	410	506	567
Mobile (cellular) telephone service(5)	—	—	—	—	—	—	1,163
Telephone equipment	19	17	52	181	122	44	—
Publishing of telephone directories	65	33	9	118	166	153	162
Data transmission services(5)	—	—	—	—	—	—	137
Other	241	88	65	293	255	307	330
Total(3)	3,039	1,414	1,558	6,112	6,456	6,247	7,496

(1)	See “Presentation of Financial Information” in the initial pages of this Annual Report.
(2)	Includes monthly basic charges and charges for supplemental services.
(3)	We accrue our operating revenues for each financial reporting period based on pulses (defined below) and services consumed, whether or not charges for the pulses and services have been billed.
(4)	Figures have not been retroactively restated to give effect to the impact of the Reorganization Transactions.
(5)	For years 2001, 2000 and 1999, these revenues were included in the spin-off transactions. See “—Our Reorganization”.

Measured Service

For measured service, we have two different billing cycles, one is a two-month billing cycle and the other is a monthly billing cycle. Approximately 70% of our customers have a two-month billing cycle. Charges for local and domestic long-distance measured service, which vary with the price per unit of usage at the time of the call and the number of units that measure usage (“usage units”) that are tallied during a call. The number of usage units tallied for a particular local call depends upon the day, the time of day and the duration of the call. Historically, the only type of usage unit used to determine charges for local calls had been the “pulse”, a fixed value unit. A pulse is four minutes during off-peak time and two minutes during peak time. Usage for domestic long-distance calls is measured in variable value units denominated in pesos per second. A “communication unit” serves as the conversion factor that, when multiplied by the then current price per pulse, determines the applicable cost per second of a domestic long-distance call. The conversion value of a communication unit applicable to a particular call varies depending upon distance of the call and the frequency of pulses, according to the type of telecommunications service giving rise to the charges and time of day and day of the week of the call.

Prior to the enactment on January 6, 2002 of the Public Emergency Law, the price per pulse was adjustable on a semiannual basis based on changes in the U.S. consumer price index, and was denominated in U.S. dollars.

We estimate that, for the fiscal years ended December 31, 2002, and September 30, 2001 and 2000, domestic long-distance traffic represented approximately 44%, 45% and 52%, respectively, of all measured service revenues.

Domestic Long-Distance Service

As indicated above, at the Transfer Date, our domestic long-distance service was provided principally through our microwave network, using analog switching and transmission technology. We converted our microwave network to digital switching and transmission technology. At December 31, 2002, we had constructed approximately 16,727 kilometers of an optical fiber network, of which 4,959 kilometers are in the Northern Region, for domestic long-distance transmission between major cities and another optical fiber network for transmission between local exchanges.

The price of a domestic long-distance call varies according to the distance and duration of the call, as well as the time of day and the day of the week. The price of a call is determined based on the rate per second set by the value of the applicable communication unit and the price per pulse in effect at the time of the call.

Monthly Basic Charges

We bill a monthly basic charge to our customers, which is a fixed charge based on the number of pulses and differs depending on the type of customer. Prior to the Public Emergency Law, the price per pulse was adjustable on a semiannual basis based on changes in the U.S. consumer price index and was denominated in U.S. dollars. However, the Public Emergency Law prohibits the indexation of our tariffs, and such tariffs are currently being renegotiated.

As of December 31, 2002, approximately 58% of our monthly basic charges and measured service revenues were generated by residential customers. The remainder was comprised of professional, commercial and governmental customers.

Special Services

From 1998 to 2002, we significantly increased the offering of value-added services, including (1) supplementary services (e.g., call waiting, call forwarding) provided through digital switches and telephones, (2) special services for companies (e.g., digital links between customers and digital trunk access), (3) other services supported by an intelligent network (e.g., calling cards, toll-free calling, voice messaging, collect calling and internet access), and (4) prepaid cards.

As part of the Reorganization Transactions, Telefónica Data transferred its internet service access operations (including its internet service provider (“ISP”) network and non-corporate ISP customers) to us. Telefónica Data also transferred to us its 80% interest in the Starnet network and its 80% interest in a satellite network. As of December 31, 2002, we provided services to approximately 119,000 noncorporate ISP customers.

Installation Charges

Revenues from installation charges consist primarily of fees for installation of new phone lines. Pursuant to the provisions of Decree No. 264/98, the Secretary of Communications can approve limitations on the fixed rate installation charges below U.S.$100 for (1) new, low-consumption customers, (2) retirees, (3) students, and (4) residents of low-income suburbs, in accordance with contractual arrangements established by regulation. On March 27, 1998, the Secretary of Communications issued Resolution No. 868/98, which limited installation charges to U.S.$200 as of April 1, 1998, and to U.S.$150 as of October 1, 1998. These amounts in U.S. dollars were converted into pesos by virtue of the Public Emergency Law. In our opinion, the effect of the limits on installation charges on our business, financial condition and results of operations has not by itself been material.

Public Phones

As of December 31, 2002, we had 101,552 public telephones installed. Of these, 7,707 are public telephones that we installed as of December 31, 2002 in the Northern Region and 93,845 are public telephones installed as of December 31, 2002 in the Southern Region. We charge for each call a measured service and an amount for usage measured by usage units. The majority of the public telephones are operated by third parties who are billed for usage. We provide commissions to individuals and small- to medium-sized companies in the offering of semi-public and public telephone services so as to increase the availability of such services. We have installed modular telephones that permit placing local, domestic long-distance, and international calls by direct dialing. These modular telephones are connected to a centralized information management system. In addition, they accept two forms of payment: coins and pre-paid cards.

Access Charges

Revenues from access charges through December 31, 2002 consist of fees collected from other operators, such as (1) local and/or long-distance providers, (2) cellular and PCS licensees, and (3) other minor providers of telecommunication services related to interconnection services that primarily include access, termination and long-distance transport of calls. Interconnection charges are principally calculated on a per minute usage.

As shown in the table below, as of November 8, 2000, Decree No. 764/00 lowered the connection fee rates for calls within local areas to (1) 1.1 Argentine cents per minute for those districts with more than 5,000 inhabitants or more than 15 telephones for every 100 inhabitants, (2) 1.3 Argentine cents per minute for the remaining districts and in those areas included in the original license of independent operators, and (3) 0.3 Argentine cents per minute for the connections within local areas. A 3% semiannual “price cap” reduction was applied during the first two years that these rules and regulations were in effect. As of April 2003, the interconnection fee rates for the origin and destination in local areas with districts of more than 5,000 inhabitants and more than 15 telephones for every 100 inhabitants were unchanged.

Interconnection Fee Rates (origination and termination—hundredths of pesos (“cents”) per minute)(1)
Date of Effectiveness	Higher Population and Telephone Density	Other Areas and Original License Areas	Transport Calls Originating/Terminating in the Same Local Area
November 8, 2000	1.1	1.3	0.3
May 8, 2001	1.067	1.261	0.291
November 8, 2001	1.035	1.223	0.282
May 8, 2002	1.004	1.186	0.274
November 8, 2002	0.974	1.151	0.266

(1)	The Public Emergency Law established the pesification of these rates, which previously were in U.S. dollars.

International Long-Distance Service

Revenues from our sales of international long-distance service since October 1, 1999 have consisted of:

•	amounts billed to our local service customers who have not presubscribed with another long distance provider and Telecom’s local service customers (through a presubscription process) for outgoing telephone calls,

•	amounts earned from foreign (non-Argentine) telecommunications carriers and administrations (“foreign carriers”) for connection to the Argentine telephone network, net of the amounts paid to foreign carriers for the termination of outgoing calls from our network,

•	international telex services, and

•	international point-to-point leased circuits.

Rates charged to our customers before the enactment of the Public Emergency Law were set in foreign currency and varied depending on time of day and destination. Different discount plans were applied to those rates considering factors such as: total traffic, destination and the time of day when the call is made. The pesification and freezing of the tariffs included those of international long-distance calls irrespective of the charges we have to pay to terminate a call in the country of destination.

Telintar, until May 1, 1999, and TLDA, from May 1, 1999 through September 30, 1999, had provided international telephone service which we now provide. Our revenues related to international long-distance telephone service and other telecommunication services include charges that TLDA, Startel and Telefónica Data have paid or pay us for access to and leasing of our network, the rendering of administrative services and charges paid by cooperative and cellular telephone companies.

Currently, we are licensed to provide international services throughout Argentina. Until September 30, 1999, we realized international service revenue indirectly through TLDA (and prior to TLDA’s succession, through Telintar). See above “—Our Reorganization”.

We are connected to numerous worldwide submarine cable networks. This access to the global network provides us with optical fiber connections to many of the largest and most frequently called international destinations, including Brazil, Uruguay, the United States, the United Kingdom, Venezuela, Germany, France, Japan, Korea, Singapore, Portugal, Spain, Canada, Australia, Italy, Switzerland, Taiwan and Hong Kong.

Currently, we are a member of two joint ventures of telecommunications companies organized to construct and operate new submarine cable systems called PANAMERICANO and ATLANTIS-2. PANAMERICANO went into operation in the first quarter of 1999 and stretches north along the Pacific coast from Chile, connecting all Latin American countries having a Pacific shoreline and providing an alternative route to the United States. Operative on February 22, 2000, ATLANTIS-2 offers new routes to the United States, Africa and Europe, with moorings in Argentina, Brazil, Dakar, the Canary Islands, Cape Verde and Portugal.

In December 2002, we purchased an Indefeasible Right of Use (IRU) of capacity from Emergia S.A. in its ring network for voice traffic and IPLs (International Private Line), allowing us to be part of the Telefónica global network, together with the other affiliates, thus improving quality and services. By means of this network, all of Telefónica’s subsidiaries are interconnected and have more alternatives to route international traffic.

Operating revenues from international long-distance telephone service have included payments for calls carried by the Argentine international service provider under bilateral agreements between Argentine and foreign carriers covering virtually all international long-distance calls into or out of Argentina. The agreements govern the payments to foreign carriers for the use of such carriers’ facilities in connecting international calls billed in Argentina and the payments by the foreign carriers for the use of facilities of Argentine carriers (us, and, prior to fiscal year 2000, TLDA and Telintar) in connecting international calls billed abroad. The rates of payment under such agreements are negotiated with each foreign carrier. The practice among carriers is for payments due for the use of overseas networks to be recorded, collected and forwarded by the carriers in the country from which the call is initiated. Settlements among carriers are usually made on a net basis.

Virtually all of the telephones in our service area are capable of international direct dialing and almost all outgoing international calls are made using international direct dialing rather than operator assistance.

Telephone Equipment

Pursuant to the Reorganization Transactions, we, as a successor to Telinver, began selling telephone equipment and accessories as of January 1, 2001. We also derive revenues from the sale of telephone booth terminals, cellular handsets, batteries, computers and related equipment. We sell equipment through direct telemarketing and through a network of retail stores, Teleshops and other showrooms.

Telinver—Publishing of Telephone Directories

The revenues of our wholly owned subsidiary Telinver include revenues from the publishing of telephone directories. Under the License Agreement, we have the right to edit, publish, and sell advertisements in, as well as the obligation to distribute, telephone directories in every local area that we serve, which is principally comprised of the Southern Region. We conduct this business through Telinver. Telinver also offers telephone card advertising and e-commerce service through the online shopping portal Páginas Doradas (Yellow Pages).

Telinver was organized in June 1992 and formed a unión transitoria de empresas (“UTE”, analogous to a joint venture) with Meller Comunicaciones S.A. and Meller S.A. The purpose of the UTE was to edit, publish, distribute and sell advertising in telephone directories, including the Páginas Doradas. Telinver owned an 80% interest in the UTE. As of October 8, 1997, the UTE was dissolved. Telinver acquired the undivided 20% of the assets and liabilities of Meller Comunicaciones S.A. and Meller S.A. in the UTE. In addition, all of the rights and obligations of Meller Comunicaciones S.A. and Meller S.A. under the contract with us relating to the editing, publication, distribution and sale of advertising in telephone directories were assigned to Telinver. As consideration in that transaction, Telinver paid Meller Comunicaciones S.A. and Meller S.A. a total of Ps.18.6 million.

On December 29, 2000, we made an irrevocable contribution to Telinver in the amount of U.S.$17.1 million (equivalent to Ps.37.3 million of constant pesos as of December 31, 2002) through settlement of certain receivables outstanding with Telinver. On June 28, 2001, we made a capital contribution of Ps.79 million (in constant pesos as of December 31, 2002) to Telinver; simultaneously, Telinver distributed cash dividends in the amount of Ps.69 million (in constant pesos as of December 31, 2002). Current liabilities in foreign currency of Telinver exceed current assets in foreign currency by approximately U.S.$36 million and, in addition, total liabilities exceed total assets, so there is negative shareholders’ equity in the amount of Ps.45 million, a condition that would, under the Companies Law, call for the company’s dissolution due to accumulated losses if its shareholders’ equity is not recapitalized. However, the application of these provisions of the Companies Law has been stayed until December 10, 2003 by Executive Decree 1,269/02, dated July 16, 2002.

We are evaluating Telinver’s financing needs in light of the Argentine economic situation and the current difficulties in obtaining credit, including the possibility of granting to Telinver direct financing to cover its short-term cash requirements and, if applicable, obtaining additional financing. If the current difficulties in obtaining refinancing or additional loans for Telinver should continue, we have agreed with Telinver to use our best efforts to provide such financing directly, subject to our own fund availability, which depends on the development of the issues affecting our financial situation and cash flows. See Item 5: “Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

Other Sources of Revenues

Other sources of revenues include customers’ direct line charges, other charges to affiliates, charges for operator-assisted long-distance calls and other minor miscellaneous customer charges.

Other Services and Investments

E-Commerce Latina

On December 15, 1999, Telinver and Alto Palermo S.A. (“Alto Palermo”), the owner of a number of shopping centers located throughout Argentina, entered into an agreement under which Telinver became a shareholder of E-Commerce Latina S.A. (“E-Commerce Latina”). E-Commerce Latina owns 98% of Altocity.com S.A. (“Altocity”). Altocity engages in the business of selling via the internet a variety of items, including music CDs, electronic appliances, computer hardware and software and books. According to the agreement between Telinver and Alto Palermo, each of Telinver and Alto Palermo will hold a 50% interest in E-Commerce Latina and, subject to certain conditions, Telinver, and ourselves as successor, would make capital contributions to E-Commerce Latina in an amount up to U.S.$27 million. As of September 30, 2000 and 2001, Telinver, and ourselves as successor, had made capital contributions of Ps.22 million (in constant pesos as of December 31, 2002) and U.S.$5 million to E-Commerce Latina, respectively. As part of the Reorganization Transactions, Telinver transferred to us its 50% interest in E-Commerce Latina, as of February 1, 2001. In addition, we and Alto Palermo undertook to make a capital contribution to E-Commerce Latina for the development of new business lines for a maximum of Ps.12 million, 75% of which is to be contributed by us.

Other Investments

As of December 31, 2002, we had a 0.12% share in Intelsat U.K., and a 0.15% share in New Skies Satellites N.V. (“New Skies”). Intelsat U.K. owns and operates a global satellite system that provides voice/data and video services via satellite. New Skies is an independent spin-off of Intelsat U.K. to which Intelsat U.K. transferred several satellites. These entities allocate benefits and operating expenses and other costs and expenses to their members. We account for these allocations as they are reported by these entities.

Under an agreement signed between us and Intelsat U.K., the common shares held by us in Intelsat U.K. have been pledged as collateral for the payment of the obligations arising in relation to utilized segment capacity. We retain our voting and dividend rights on such shares as long as we do not incur any event of default. In the opinion of our management, the restrictions mentioned above will not have a significant effect on our operations.

On December 26, 2002 we sold our 1.12% interest in TeleBrasil Sul Celular Participações S.A. for U.S.$570,000.

We may from time to time, and in connection with Telefónica Internacional or our other affiliates, invest in or acquire other assets or equity interests in telecommunications operations in or outside of Argentina.

Collection and Termination Policies

Our policies for past due accounts are as follows: once an account is past due, we first make numerous recorded and personal calls to resolve the situation followed by formal notifications. If that fails, we restrict the lines to incoming calls and later completely block the lines. If the account remains past due after 150 days we engage a collections agency and if the agency is unsuccessful, the line is disconnected. Our termination policies are in compliance with applicable government regulations.

We collect customer payments through a number of different channels, including banks, third-party collection channels and our own commercial offices and automatic bank debits and credit cards.

Management Contract

On the Transfer Date, we entered into a Management Contract with Telefónica as the operator. Under the Management Contract, Telefónica is responsible for managing our business and for providing services, expertise and know-how with respect to our entire range of activities. As required by the List of Conditions, the Management Contract provides Telefónica with management powers relating to our day-to-day operations. Telefónica has from time to time subcontracted certain services to Inversora Catalinas, Citibank, and other direct and indirect, present and former shareholders (or affiliates of direct and indirect, present and former shareholders) of Cointel. The basic terms and conditions of the Management Contract and certain related agreements, as in effect on the date hereof, are set forth below.

Operator Responsibilities

The responsibilities of Telefónica include (1) developing general policies; (2) designing personnel and compensation structures; (3) supplying necessary personnel; (4) selecting appropriate technology and expertise; and (5) developing detailed action plans and budgets for our board of directors.

Management Fee

Under the Management Contract, Telefónica is entitled to receive an annual management fee calculated as a percentage (the “Management Fee Percentage”) of our net income before deduction for, among other things, depreciation, financial expenses, income tax and the management fee itself. The Management Contract provides that the Management Fee Percentage will be 9% through April 30, 2003. If the contract is extended beyond that date, the Management Fee Percentage is then to be reduced to a negotiated amount ranging between 1.5% and 5.0%. The valuation of each item included in the management fee formula is made in accordance with Argentine GAAP and is subject to review by a recognized external independent accounting firm designated by both us and Telefónica, with the report of such firm being conclusive.

During the fiscal year ended December 31, 2002, the three-month fiscal year ended December 31, 2001, and the fiscal years ended September 30, 2001, 2000, 1999 and 1998, management fees were approximately Ps.125 million, Ps.44 million, Ps.269 million, Ps.323 million, Ps.330 million and Ps.343 million, respectively (in constant pesos as of December 31, 2002). The management fee obligation is in addition to our obligation under the Management Contract to reimburse Telefónica for all out-of-pocket expenses that Telefónica incurs in connection with its duties under the Management Contract, including payments under subcontracts and the costs of personnel assigned to us.

Duration

The Management Contract originally had a seven-year term coinciding with the period of exclusivity provided for in the List of Conditions. The contract was automatically extended for an additional period coinciding with the extension of the period of exclusivity of our license to provide telecommunications services. As our license was exclusive until October 10, 1999 (see “—Competition” below), we and Telefónica continued to honor the terms of the Management Contract until such date. At Telefónica’s option, the Management Contract was extended through April 30, 2003. At the expiration of the above term, Telefónica is entitled, at its sole discretion, to an additional five-year extension through 2008, subject to the renegotiation of the management fee within certain limits established in the Management Contract. Telefónica has advised us of its intention to renew the agreement. The renegotiated fee would be applicable as of April 30, 2003.

Telefónica may terminate the Management Contract due to:

(1)	a delay of more than three months in the payment of the management fee;

(2)	the failure by us to implement certain management decisions proposed by Telefónica;

(3)	the revocation of our license due to any action or inaction of us or Cointel; or

(4)	the development of an irreconcilable conflict with us regarding the management of our business.

In the event Telefónica terminates the Management Contract for any reason other than point (4) above, we are liable for all damages suffered by Telefónica as a result of such termination. If Telefónica terminates the Management Contract based on an irreconcilable conflict concerning general policies, a plan of action or the annual budget, it would be entitled to receive, as liquidated damages for 20 quarters following termination, an amount equal to 45% of the average quarterly management fee received during the preceding three years; provided, however, that payments for any remaining quarters after April 30, 2003 would be reduced to 33% of the average quarterly management fee. We may terminate the Management Contract due to the revocation of our license to provide telecommunications services due to the action or inaction of Telefónica or the liquidation or bankruptcy of Telefónica. See “—Regulatory Matters—Revocability of Our License”.

Capital Expenditures

Pursuant to applicable regulations, we had to meet certain minimum annual standards regarding the expansion of our telephone system and improvement to the quality of service in order to maintain the exclusivity of our original license. The contract that now sets the terms of our non-exclusive license also contains a number of operating standards. See below “—Regulatory Matters—Service Requirements”.

The following table sets forth our capital expenditures.

	Capital Expenditures(1)(2)
	Twelve-Month Fiscal Year Ended December 31, 2002 (3)	Three-Month Fiscal Year Ended December 31, 2001	Twelve-Month Fiscal Year Ended September 30, 2001	Twelve-Month Fiscal Year Ended September 30, 2000 (4)
	(in millions of constant pesos as of December 31, 2002)
Buildings, Land and Equipment	4	33	76	207
Switching and Transmission	73	76	319	340
External Plant(5)	20	52	240	325
Telephone Equipment	14	24	105	122
Materials	10	–	61	63
Other	29	23	83	79
Total	150	208	884	1,136

(1)	The allocation of work in progress and prepayments to vendors among items has been estimated.
(2)	See Note 2.2 of our Consolidated Annual Financial Statements.
(3)	Excludes Ps.29 million (in constant pesos as of December 31, 2002) in construction in process corresponding to capitalized exchange differences.
(4)	Includes Ps.13 million (in constant pesos as of December 31, 2002) from Startel’s assets merged into us.
(5)	“External Plant” includes transmission lines and other transmission facilities (principally underground cables), but excludes real property not associated with transmission facilities, which is included under “Buildings, Land and Equipment”.

As of September 30, 2001, the net value of fixed assets and intangible assets spun off effective February 1, 2001, as part of the Reorganization Transactions, amounted to approximately Ps.1,968 million and Ps.807 million, respectively, in constant pesos as of December 31, 2002. We made capital expenditures well in excess of the amounts needed to satisfy the minimum qualitative and quantitative standards called for by the List of Conditions. The requirements with respect to line installations extended through December 1996.

In addition, we agreed, as part of our purchase of Compañía Argentina de Teléfonos S.A., to install a significant number of digital lines and public telephones and to provide the Province of Mendoza, its municipalities and its provincially owned businesses with telephone service at a discount of 20%, except for international calls, until June 30, 2005.

For the fiscal year ending December 31, 2003, we expect to make capital expenditures of approximately Ps.200 million expressed in constant pesos as of December 31, 2002. Estimates for capital expenditures are preliminary and are based upon assumptions regarding commercial, technical and economic factors such as rates for telecommunications services, exchange rates, inflation, demand and availability of equipment and buildings. See “—Business Strategy” and Item 5: “Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

Competition

Until the deregulation of the access to the Argentine telecommunications market, we had been the only licensed provider of wireline public telecommunications services and basic telephone services in the Southern Region, where we owned virtually all public exchanges, the network of local telephone lines and the principal domestic long-distance telephone transmission facilities. Telecom had been the only licensed supplier of such services in the Northern Region. Since 1999, the Argentine government has issued a number of decrees liberalizing the telecommunications market and awarded numerous licenses. As a result, a number of new operators have entered the market. The new providers of local, domestic long-distance and international telephone services are now our direct competitors. The operators owning data transmission networks and other companies providing wireless services (including companies spun off from us in the Reorganization Transactions) are our indirect competitors to the extent those services may be substitutes for wireline telephony.

The following table provides, as of January 1, 2003, the number of licenses granted per service:

Type of license	Quantity(1)
Basic telephone service	261
Local telephony	61
Domestic long-distance	99
International long-distance	98
Public telephone	48
Internet access	28
Data transmission service	421
Value-added service	635
Cellular service	5

Total	1,656

(1)	Although there have been numerous licenses granted, most license holders have not entered the market or are not currently active. Many of these licenses have been granted for a specific geographic area.

We are the incumbent operator in the Southern Region. The liberalization of access to the telecommunications market has not yet materially affected our market share. Changes in technology and the entrance of alternative operators such as data, cable and internet service providers, could subject us to significant competition and negatively affect our market share and revenues.

Competition may be affected by changes in technology in the future. The telecommunications industry is subject to continuous, rapid and significant changes in technology and to the related introduction of new products and services. Our network is digital and relatively new, which should help us maintain our competitive position going forward. While we believe that in the foreseeable future these changes will not materially affect the continued efficacy of already implemented technologies and that we will be able to obtain access to appropriate technologies on a timely basis, we cannot predict with certainty the effect of technological changes on our business. New services and technological advances may offer additional opportunities to compete against us on the basis of cost, quality or functionality. It may not be practicable or cost-effective for us to replace or upgrade our installed technologies in response to competitors’ actions. Responding to such change may require us to devote substantial capital to the development, procurement or implementation of new technologies, and may be dependent upon our ability to obtain additional financing. Although we believe that, for the foreseeable future, existing and developing technologies will not materially adversely affect the viability or competitiveness of our telecommunications business, we can give no assurance as to the nature and extent of the impact on us of technological change.

Competition has and may continue to be affected by the business strategies and alliances of our competitors and the general business and economic climate in Argentina, including changes in demand, interest rates, inflation rates and the peso/U.S. dollar exchange rate, which may affect us and our competitors differently, not necessarily to our advantage. Additionally, a continuing trend toward business combinations and reorganizations in the telecommunications industry may create powerful new competitors.

Basic Telephone Services

We are the incumbent provider of basic telephone services in the Southern Region. However, other licensees currently providing local telephone services include Telecom, Techtel S.A. (a subsidiary of Techint S.A. and of which Telmex is also a shareholder), Impsat, AT&T Latin America, CTI, Movicom Bell South and Comsat.

We are now using our expanded fiber-optic network in the Northern Region to carry long-distance traffic and in a multiservice network to provide local service in the three most important cities in the Northern Region where Telecom is the incumbent provider. We have expanded and improved our network capacity by, among other means: (1) the construction of fixed wireless networks equipped to provide symmetric and asymmetric voice services in the Northern Region; (2) activating new lines and focusing on achieving full capacity utilization on plant additions and on existing network capacity; and (3) others, including the expansion of the transmission network to accommodate current traffic (including local, multiple-area, domestic long-distance, and submarine cable traffic). As of

December 31, 2002, we had built approximately 16,727 kilometers of an optical fiber network, of which (1) 4,959 kilometers are in the Northern Region for domestic long-distance transmission between major cities, and (2) 11,768 kilometers make up another optical fiber network for transmission between local exchanges. The fiber-optic network currently extends to several of the larger Northern cities in Argentina. We use supplemental leasing of circuits from other providers to increase our ability to offer long-distance service in the Northern Region. As of the date of this Annual Report, we have approximately 22,000 lines in service in the Northern Region.

Domestic Long-Distance Service

Our principal competitors in providing domestic long-distance telephone services are Telecom, Movicom Bell South, AT&T Latin America, CTI, Comsat, Impsat and Techtel. Our exposure to competition has increased due to the presubscription process and is likely to increase once carrier selection through dialing (“call by call”) is fully implemented. See Item 4: “—Regulatory Matters — Regulations Related to Long-Distance Services”. As a consequence of the presubscription process, certain local service customers opted for one of our competitors (Movicom Bell South, Key Tech, AT&T Latin America, CTI, Comsat, Impsat, Techtel and Telecom), and certain Telecom local services customers opted for us or for Movicom Bell South, AT&T Latin America, CTI, Comsat, Impsat, or Techtel as their new provider of long-distance services. As of December 31, 2002, the total number of long-distance services customers gained (approximately 215,000 lines) was less than customers lost (approximately 676,000 lines). We have recently focused on “win-back” activities regarding those customers that opted for other providers. Customers will be able in the near future to select their long-distance provider by dialing a specific three-digit code number at the time they make a call. This new system, when fully operative, will co-exist as an alternative for the presubscription provider for the line that originates a long-distance call. As of the date of this Annual Report, our networks and equipment are available to provide the selection services, but no operator has asked us for interconnection.

International Long-Distance Service

Domestically, we face competition mainly from Telecom, CTI, Movicom Bell South and Comsat with regards to international service. Such competition is affected by factors, including price, service, technical performance, marketing strategy and functionality.

The impact of the devaluation of the peso and the Public Emergency Law had the effect of decreasing the value of rates in U.S. dollars for international long-distance calls. Settlement rates charged by third parties continue to be denominated in U.S. dollars, and we have historically experienced a larger number of minutes received as compared to minutes sent. Average settlement rates of minutes received are lower as compared to those for minutes sent.

Public Telephone Service

Our principal competitors for public telephone service are Telecom, Telefonía Pública y Privada S.A. (formerly DAKOTA) and Telecentro S.A., a cable television operator. As of December 31, 2002, we owned 101,552 public phones in Argentina. As of March 31, 2003, there were 53 licenses granted to service providers, but there were only 17,300 public phones installed in the Southern Region not belonging to us.

Internet Access and Value-Added Services

Currently, Telefónica Data, Telecom and other companies are licensed to provide internet access and value-added services throughout Argentina. A number of companies have obtained or expanded their internet access products and services as a result of acquisitions and strategic investments in Argentina. Similar acquisitions by our competitors may permit these competitors to devote greater resources to the development and marketing of new competitive products and services and to the marketing of existing competitive products and services. We expect acquisitions and strategic investments in the internet business to increase, creating significant new competitors.

We believe that our ability to compete successfully in providing internet access services depends on a number of factors, including: industry presence; the ability to implement a rapid expansion strategy; the capacity, reliability and security of our network infrastructure; provision of easy access to and navigation on the internet; the pricing policies of competitors and suppliers; the timing of the introduction of new products and services by us and our competitors; our ability to support industry standards; and industry and economic trends.

To that end, we are offering ADSL service. ADSL works by splitting an existing telephone line signal in two, one signal for voice and the other for data. ADSL permits internet access simultaneously with telephone usage and provides a fast internet connection. We are capable of providing this service through our own network and, as of December 31, 2002, had 34,410 customers subscribed to this service. We expect to expand our offering of this service in 2003.

Indirect Competitors

Cellular services have, since their inception, competed directly against wireline local services that we provide because cellular and PCS are alternatives to those services, as well as to public telephone services. We also face competition from PCS providers such as Telefónica Comunicaciones Personales, Telecom Personal, CTI and Movicom. PCS is a telecommunications service similar to cellular services. PCS may not be limited to mobile services and may include fixed services; PCS licensees may render these fixed services within the geographic areas that we serve. Also, current technology permits telephone calls and internet access (which itself may be used to carry voice calls) via cable, and it is reasonable to expect that we will face some amount of competition from cable companies, although no cable company has begun to provide such services yet.

Regulatory Matters

Introduction

We operate in a regulated industry. The operation of telecommunications systems in Argentina has been and is subject to laws and regulations.

The provision of telecommunications services is regulated by the Secretary of Communications and supervised by the National Communications Commission, subject to the participation in certain cases of the Secretary of Competition, Deregulation and Consumer’s Defense (the Secretaría de la Competencia, la Desregulación y la Defensa del Consumidor). The Secretary of Communications establishes the legal framework and policies. The National Communications Commission enforces the legal framework and policies and supervises the telecommunications industry. The Secretary of Competition, Deregulation and Consumer’s Defense enforces and supervises competition and consumers’ protection regulations.

The National Communications Commission has authority, among other things, to:

•	supervise regulatory compliance, including the achievement of the mandatory goals set forth by the List of Conditions;

•	approve equipment to be installed on the user side of the network and at the operating interface between us and any independent operators and between us and the suppliers of competing services;

•	propose to the Secretary of Communications the determination of technical and service standards and supervise compliance with such standards;

•	resolve through administrative proceedings certain types of disputes between us and our customers and between us and other suppliers of telecommunications services; and

•	approve changes to service requirements.

In compliance with its mandate, the Secretary of Communications has issued resolutions to regulate several aspects of telephone services, principally in the areas of interconnection of the network, contracting procedures and complaint procedures. It is customary that affected parties review and comment upon such proposed regulations both before and after resolutions are approved. In the ordinary course of our business, objections to certain of the resolutions have been filed by us and are pending. The Secretary of Communications has from time to time required opinions from interested parties, including us, other providers of telecommunications services, consumer groups and other entities related to the telecommunications industry regarding several issues, such as those relating to the restructuring of rates, basic telephone service, service quality, interconnection with other service providers and financial and accounting information. These regulations issued by the Secretary of Communications, together with the List of Conditions, the Transfer Contract and the licenses granted to us to provide the telecommunications services described herein and in the National Telecommunications Law No. 19,798, as amended, the decrees establishing the National Communications Commission and certain other laws and regulations, such as Decree 764/00, provide the general legal framework for our activities.

Based upon information currently available, except in connection with tariff renegotiation, where we are uncertain whether the evolution of such regulatory framework will materially and adversely affect the viability or general competitiveness of our telecommunications business, we are not aware of any other regulatory changes that might materially and adversely affect us. Nevertheless, we are not in a position to control the nature, extent and timing of government action in this area or to predict with any certainty the course of such developments.

Liberalization of Telecommunications Services

Pursuant to our original License, we had the exclusive License to provide basic telephone services to the Southern Region. On March 10, 1998, the Argentine government issued Decree No. 264/98, which extended this period of exclusivity until a date that the Secretary of Communications later set, pursuant to Resolution No. 1686/99, as October 10, 1999. In addition, Decree No. 264/98 set forth both optional and mandatory operating conditions with respect to the provision of basic telephone services that applied both during and as a condition for the maintenance of exclusivity.

Decree No. 264/98 also established a period of transition to competition in the telecommunications industry and provided a schedule for other liberalization of competition that included:

•	the immediate opening to competition of public telephone services pursuant to regulations that were to be issued by the Secretary of Communications;

•	beginning June 21, 1998, the opening to competition of rural telephone services; and

•	the opening to competition of the market for data transmission services to southern South American countries comprising the MERCOSUR trading bloc after January 1, 1999, subject to the compliance with certain conditions such as the opening (which has not yet occurred) of the telecommunications services market to cross-border competition among the MERCOSUR countries.

The liberalization of domestic and international long-distance services under Decree No. 264/98 began on November 8, 2000, when those entities, which had obtained the licenses or had been granted those licenses under the terms of the General Licensing Rules, were authorized to provide such services. On June 9, 2000, the Argentine government issued Decree No. 465/00, which provided for the complete liberalization of access to the telecommunications market as of November 9, 2000.

Current Regulatory Environment

On September 3, 2000, the Argentine government issued Decree No. 764/00, which, in the context of the deregulation of the access to the telecommunications market, approved the Rules for Licensees for Telecommunications Services, the Rules for Interconnection, the Rules for Universal Service and the Rules for the Administration, Management and Control of the Radioelectric Spectrum. These rules constitute the current regulatory framework applicable to us. The above-mentioned rules address, among other issues, the requirements to obtain the licenses to render telecommunications services; the conditions to establish tariffs and the providers’ obligations; the technical and economic aspects for interconnection to the networks of different providers; the programs, administration and economic issues of Universal Service; and the principles that will govern the management and control of the radioelectric spectrum. On September 19, 2000, we filed a petition against certain specific issues of Decree No. 764/00. There has not yet been a ruling on these issues. As of the date of this Annual Report, the Secretary of Communications has not yet issued the General Rules regarding Restrictive Practices in Competition and Cross-Subsidies mandated by the provisions of Decree No. 264/98.

The Rules for General Licenses established that (1) a free-price regime would be established for the new entrants, together with a fixed-rate regime for the incumbent operators, except in the case there is “effective competition” for specific services and areas, (2) one license may serve for all telecommunications services and (3) radio and television operators may receive licenses to provide telecommunication services.

The Rules for Management and Control of the Radioelectric Spectrum established the procedure for the granting of a frequency license when there are multiple bidders, or if frequencies are or may become scarce, and established that licensees may operate the frequencies nationwide only when it is strictly necessary.

Rates

The Transfer Contract provided that we could adjust our rates based on changes in the Argentine consumer price index and fluctuations in Argentine currency with respect to the U.S. dollar. However, since April 1, 1991, the Convertibility Law and Decree No. 529/91 have prohibited, as a general matter, indexation of amounts expressed in Argentine currency and, therefore, the original tariff regime provided by the Transfer Contract was modified by the Argentine government, resulting in a new rate agreement. This new tariff agreement provided for our telephone tariffs to be denominated in U.S. dollars and, at the election of Telecom and us, for the semiannual adjustment of the U.S. dollar-denominated price per pulse in accordance with changes in the U.S. consumer price index. These semiannual adjustments were applied from 1992 to 1999. However, the Argentine government, Telecom and we agreed that in 2000 and 2001, there were to be no regular semiannual April or October adjustments of our tariffs.

The Transfer Contract also contemplates the possibility of automatically adjusting rates in view of extraordinary unforeseen events as therein defined, or events or acts by the Argentine government that materially affect the original economic and financial equation contemplated in the Transfer Contract.

Recently, the Public Emergency Law introduced significant changes to the agreements executed by the Argentine government, including those regarding public works and services, such as our rate agreements. This law mandates that the prices and tariffs resulting from such agreements shall be converted into pesos at a rate of one peso per U.S. dollar and frozen, not permitting indexation of any kind. It also authorizes the Argentine government to renegotiate the above-mentioned contracts, taking into account the following criteria in relation to public utility services:

•	the impact of the tariffs on the competitiveness of the economy and on the distribution of income;

•	service quality and investment plans, when such issues are included in the pertinent agreements;

•	the interest of users and the access to the services;

•	the security of the systems; and

•	the profitability of the companies affected thereby.

On February 12, 2002, the Argentine government issued Decree No. 293/02, which entrusts the Ministry of the Economy with renegotiation of public services agreements affected by the Public Emergency Law, including agreements governing the provision of basic telephone services. Proposed agreements or recommendations resulting from the renegotiation process and executed by the Ministry of the Economy are to be submitted to a special commission created within the Argentine Congress for its consideration, although the commission’s opinion shall not be binding upon the parties.

The original term of the renegotiation process was 120 days and was extended for an additional 120 days by Decree No. 1839/02 dated September 16, 2002. Resolution No. 62/03 of the Ministry of Economy dated January 31, 2003, further extended the above term another 60 business days.

In order to assist public utility companies in the renegotiation process, the Ministry of Economy issued procedural guidelines establishing a schedule comprised of four phases:

•	informal meetings with the relevant parties to discuss the renegotiation process;

•	presentations by public utility companies explaining how they have been impacted by the crisis and submitting proposals for possible solutions;

•	discussion and analysis of the proposals; and

•	submission of proposed agreements to the Ministry of the Economy for consideration.

Pursuant to the process established for the renegotiations, we submitted a proposal regarding our tariff regime. We proposed that the Argentine government reinstate the tariff regime that was suspended in 1991 provided for under the Transfer Contract, reinstating the peso-denominated tariffs indexed to the monthly Argentine consumer price index. Under our proposal, if there were significant differences between the Argentine consumer price index and the variation of the U.S. dollar/peso exchange rate as stated in the Transfer Contract, the tariffs would be adjusted by applying a formula equal to 40% of the monthly variation in the exchange rate of the U.S. dollar and 60% of the variation of the monthly consumer price index in Argentina. We also proposed alternative approaches to achieve a tariff regime that would reflect current prices while considering the present general situation of the consumer, including a transitional tariff regime that would ease tariffs from the current fixed tariffs to the tariffs calculated as described above in accordance with the Transfer Contract.

In the opinion of our management and legal counsel, the changes in the Argentine economic model experienced since the beginning of 2002, including the enactment of the Public Emergency Law, the depreciation of the Argentine peso against the U.S. dollar, the increase of domestic prices and the pesification and freezing of tariffs, constitute extraordinary economic events that modified the economic and legal framework established by the Convertibility Law. Such events have significantly changed the economic and financial equation and so justify an adjustment of the tariff regime to reflect the currently prevailing circumstances, such adjustment being fully in agreement with the principles set forth in the List of Conditions and the Transfer Contract, so as to ensure a regular, continued and efficient service supply. The Transfer Contract contemplates the possibility of automatically adjusting tariffs in view of extraordinary unforeseen events as therein defined, or events or acts by the Argentine government that materially affect the original economic and financial equation contemplated in the Transfer Contract. The Transfer Contract also provides for our compensation from the Argentine government when extraordinary events take place, including acts and decisions by the Argentine government, such as a freeze on tariffs or price controls, and the procedures to be followed to collect such compensation.

The Ministry of Economy, by Resolution No. 72/03 in February 2003, approved a method to calculate and transfer to our clients the impact of the tax on bank checking account transactions introduced by Law No. 25,413 that is paid by us on or after the effective date of such resolution. Resolution No. 72/03 explicitly referred to the Transfer Contract as a basis for approving such method. We believe that the position that the Ministry of the Economy took in this resolution is consistent with our proposal and understanding of our rights under the Transfer Contract. According to Resolution 72/03, any such tax paid before that date should be included in the contract renegotiation required under the Public Emergency Law.

Pursuant to Emergency Decree No. 120/03 issued by the Argentine government on January 23, 2003, the Argentine government may provide for interim tariff revisions or adjustments as may be deemed necessary or convenient for the purposes of ensuring the continued availability, safety and quality of services provided to users under these contracts until the process of renegotiation of public service contracts and licenses required under the Public Emergency Law is completed.

On January 29, 2003, the Argentine government issued Decree No. 146/03, which establishes a temporary tariff adjustment for the provision of energy and gas services. However, such measure has been judicially challenged and currently suspended by an injunction. We have requested the interim adjustment of our tariffs, but no decision has been reached on such issue. We cannot assure you that we will obtain the temporary adjustment of our tariffs, or even if we obtain it, we cannot assure you that such adjustment will not be judicially challenged.

According to the opinion of management and our legal counsel, under general administrative law principles applicable to the Transfer Contract and List of Conditions, future tariffs should be fixed at a level which is sufficiently fair to cover service costs so as to preserve a regular, continued and efficient public telephone service supply within the legal framework by which the Transfer Contract is governed. Nevertheless, no assurance can be given that the Argentine government will adopt our position in respect of the effect of the Transfer Contract. If as a result of the renegotiation, future tariffs evolve at a pace well below that established in the Transfer Contract, such tariff regime would have a material adverse effect on our future financial position and results of operations. As of the date of this Annual Report, our management is unable to foresee the final result of the renegotiation under the Public Emergency Law or when or what tariff regime will be in effect in the future. It is possible that such tariff regime will not maintain the value of our tariffs in U.S. dollars or constant pesos over time in accordance with any past and potential future increases in the general price levels. We do not know when the renegotiations will be concluded and whether they will be concluded in a manner that would not have a material adverse effect.

Rate Regulations

Decree No. 764/00 establishes that providers of telephone services may freely set rates and/or prices for their services, which shall be applied on a nondiscriminatory basis. However, until the Secretary of Communications determines that there is effective competition for telecommunications services, the “dominant” providers in such areas, which includes us, must respect the maximum tariffs established in the General Rate Structure. Below the values established in such tariff structure, such providers may freely set their rates by areas, routes, long-distance legs and/or customer groups. To determine the existence of effective competition, the dominant providers must demonstrate that other providers of the same service obtained 20% of the total revenues for such service in the local area of the basic telephone service involved. Effective competition will be considered to exist in the provision of national or international long-distance services for calls originated in a local area covered by basic telephone service when the customers in such area are able to choose, through the dialing selection method, among more than two service providers, if each of them offers more than one long-distance destination.

Except for areas and services where effective competition is demonstrated to exist, the rate agreements established a maximum rate per pulse denominated in U.S. dollars. The rate agreements also allowed us to adjust this rate for changes in the U.S. consumer price index on April 1 and October 1 of each year. However, as mentioned above, the Public Emergency Law converted these tariffs into pesos at a rate of one peso per U.S. dollar, provided for the freezing of such tariffs, and established that the Argentine government would renegotiate the tariff regime.

Under the tariff regulation mechanism in effect known as “price cap”, Decree No. 264/98 provided a 4% reduction (in constant dollar terms) in tariffs, in terms similar to the method provided by the List of Conditions, that was to be applied during each year of the transition period to basic telephone service tariffs, with 90% of such reduction to be applied to domestic long-distance services. We have applied the same 4% reduction to international rates.

On November 3, 1999, the Secretary of Communications issued Resolution No. 2,925/99, which, based on the assumption of a lack of effective competition as of such date, provided for a 5.5% reduction in basic telephone service tariffs for the period from November 1999 through November 2000. Such reduction was applied to the following services: detailed billing, domestic long-distance and international long-distance. Likewise, the starting time of the domestic and international long-distance reduced rate was brought forward.

In April 2000 and March 2001, Telecom, the Secretary of Communications, and we executed rate agreements, which, subject to the approval by the Ministry of the Economy, provided the terms under which the price caps would be applied:

1.	Price cap as of November 8, 2000: The Secretary of Communications established that the rate reduction for the period November 2000 to November 2001 would amount to 6.75%. The reduction would be applied through discount plans that were effective as from March 2000 (commercial and government basic tariffs, local measured service, and the application of certain preferential rates of internet access), the non-application of charges set forth in Resolution No. 2,926/99 until November 8, 2001 and the non-application during such year of the two semiannual adjustments to the pulse value for the above-mentioned U.S. consumer price index. Given that such plans were brought into effect ahead of schedule, the accumulated effects of the above-mentioned rate reductions would be applied to the computation of price caps for the periods beginning November 2000, 2001 and 2002 adjusted at an interest rate of 12% per year.

Furthermore, it was established that the difference between the effect of the discounts already granted and that of a 6% reduction would be applied on November 8, 2000 across different items of the rate structure, and the additional 0.75% reduction to be applied as defined by the Licenses.

2.	Price cap as of November 8, 2001: The Secretary of Communications established that the efficiency factor for the price cap applicable for the period November 2001 to November 2002 would amount to 5.6%. This rate reduction is to be implemented through (a) the non-adjustment of the pulse value for the U.S. consumer price index for such year, adjusting the effect at the 12% annual rate in order to measure it against the total expected 5.6% reduction; (b) any balance resulting from the non-application of the adjustment to the value of the telephone pulse in the period 2000/2001, as well as any balance remaining in respect to a variety of items included in the 2000/2001 price cap; and (c) any unapplied price cap portion remaining after the rate reductions mentioned in (a) and (b) above with respect to the 5.6% rate reduction, should be applied in the following manner: 70% as provided by us, 15% to the local service, and 15% to other services as required by the Secretary of Communications, other than monthly basic charges and the local measured service.

3.	Price cap as of November 8, 2002 through November 7, 2003: The Secretary of Communications established that the efficiency factor could not exceed 5%, but it has yet to confirm the exact amount.

Although the reductions mentioned in point 1 above and the early reductions referred to in point 2 above are being applied by us, the related agreements have not yet been approved by the Ministry of the Economy. As of the date of this Annual Report, the effect of the discount plans implemented has not been established as compared to the rate reduction percentages provided by such agreements, and the Secretary of Communications has not approved how to apply the rate reduction mentioned in point 1.

On the other hand, in relation to the lawsuit filed by Consumidores Libres Cooperativa Limitada de Provisión de Servicios Comunitarios (the Free Consumers Cooperative), on October 4, 2001 a Federal Court of Appeals issued a temporary injunction requested by the Free Consumers Cooperative ordering us, Telecom and the Argentine government to refrain from applying the corrections set forth in the rate agreements approved by Decree No. 2,585/91 until a final judgment is rendered in the case. See Item 8: “Financial Information—Legal Proceedings—Other Claims”.

In the opinion of our management and legal counsel, the outcome of the issues related to the rate agreements of April 2000 and March 2001 and the lawsuit filed by the Cooperative could affect only the maximum tariffs for future services that we are authorized to charge our customers regarding services, areas or customers in which the Argentine government did not declare the existence of effective competition. As of December 31, 2002, these maximum tariffs are determined by applying to tariffs effective as of November 7, 2000, the discounts applied in order to implement the price caps related to November 8, 2000 and November 8, 2001 under the above-mentioned rate agreements.

Under the price cap mechanism currently in effect, the rate reduction percentage and the services to which such reductions will eventually apply depend on the final approval of the above-mentioned rate agreements, and on the outcome of the legal proceedings commenced by Free Consumers Cooperative regarding the effective tariff system. Based on current tariff regulation mechanisms, and considering our defense described in Item 8: “Financial Information—Legal Proceedings—Other Claims” against the above-mentioned legal proceedings, in the opinion of our management and legal counsel, the outcome of these issues will not have a negative impact on our financial position or a material adverse effect on our results of operations. Notwithstanding the foregoing, we cannot assure you that the outcome of such proceeding will be favorable to us.

In addition, Decree No. 764/00 reduced, as of November 2000, the interconnection charges for the origin and destination of calls in local areas to 1.1 Argentine cents per minute for those districts with more than 5,000 inhabitants or a telephone-set density above 15 telephones for every 100 inhabitants, to 1.3 Argentine cents per minute for the remaining districts and for those areas included in the original license of independent operators, and to 0.30 cents per minute for the transit within local areas. A 3% semiannual “price cap” reduction was applied during the first two years after these rules and regulations became effective. By virtue of the Public Emergency Law, the interconnection charges related to origin and destination of the calls were pesified at the rate of one peso (Ps.1.00) per U.S. dollar (U.S.$1.00).

Tariff Restructuring

The tariff restructuring granted by Decree No. 92/97, effective on February 1, 1997, established an increase in the price of the monthly basic charge and in local service tariffs and a decrease in the tariffs for domestic and international long-distance services and for domestic long-distance public phone services. The net impact of the tariff restructuring was intended to be neutral on revenues during the two years after it became effective.

On December 1, 1999, the Secretary of Communications issued Resolution No. 4,269/99, which finally determined the excess revenue amount as Ps.18 million rather than the preliminary amount of Ps.14 million for the two-year period between February 1997 and February 1999, as previously determined by the Secretary of Communications. As Resolution No. 18,968/99 similarly provided, Resolution No. 4,269/99 states that the National Communications Commission will determine the form and time of implementation of the corresponding tariff reduction. We have filed an appeal for review and modification of Resolution No. 4,269/99, on the grounds that the calculation method used by the Secretary of Communications to determine the impact of the tariff restructuring established by Decree No. 92/97 is flawed. As of the date of this Annual Report, such appeal has not been resolved.

In the opinion of our management and legal counsel, the outcome of the issues related to the tariff restructuring could only affect the maximum tariffs for future services that we are authorized to charge our customers regarding services, areas, or customers in which the Argentine government did not declare the existence of actual competition. Therefore, in the opinion of our management and legal counsel, the outcome of these issues will not have a negative impact upon our financial position or a material adverse effect on our results of operations.

Service Requirements

Pursuant to the List of Conditions and the License Agreement, we must ensure continuity, reliability, nondiscrimination and universal service provision. We also must provide, among other services, free emergency telephone services, free telephone directories to all subscribers and operator-assisted information. In addition, the List of Conditions sets forth certain mandatory service objectives that we had to achieve and maintain. These include requirements pertaining to network penetration (new residential and public telephone lines, waiting-time standards for installation), network performance (frequency of failure, repair time standards, percentage of call completion), customer service (speed of operator’s response, maintenance and information service) and call efficiency (percentage of calls not “dropped” by the network).

Additionally, the List of Conditions provides that we must

•	comply with applicable regulations,

•	meet standards established for the physical condition of the network,

•	permit nondiscriminatory access to providers of competing services,

•	maintain connections to all cities presently connected to our network,

•	provide interconnection with international service operators and with other competing networks, as well as access to competing networks for their users, and

•	provide equal access to telephone lines to suppliers of data and value-added services.

In responding to consumer demand for new line installations and to meet the average waiting time requirement, we performed line installations in excess of those required in the List of Conditions. As of December 31, 2002, our backlog of pending applications for service was 13,764 lines.

Revocability of Our License

Our License is revocable in the case of serious noncompliance with certain obligations. The List of Conditions and the Transfer Contract set forth certain obligations of which the following are still in effect:

•	assets transferred to us for use in providing telecommunications services may not be sold, assigned, transferred or encumbered in any way without the approval of the Secretary of Communications;

•	certain shareholders of Cointel are required to retain a specified interest in Cointel’s common stock, and Cointel is required to own Class A Shares representing 51% of our total capital stock except if otherwise approved by the Secretary of Communications;

•	we must provide a certain level of basic telephone services, and maintain our principal place of business in Argentina;

•	we must maintain certain service quality standards; and

•	we must avoid liquidation.

In case of serious noncompliance with these obligations, our license could be revoked in accordance with the procedures set forth in the List of Conditions.

Regulations Related to Long-Distance Services

Resolution No. 2,724/98 of the Secretary of Communications became effective on January 5, 1999, and sets forth the General Rules for Presubscription to Long-Distance Services. Those rules grant customers located in the interior cities of Argentina having more than 5,000 customers and customers located in the greater Buenos Aires Metropolitan Area the right to select a provider of long-distance services. Customers have been able to select a provider other than their original provider at no additional cost since March 20, 2000. However, customers cannot change their provider more frequently than once every two months following the activation of a presubscription.

On December 20, 2001, the Ministry of the Economy issued the Carrier Selection Rules for long-distance calls, which require carriers to make their networks and equipment available to provide the selection services within 80 days following the publication of these rules. Accordingly, customers will be able to opt for their long-distance provider by dialing a specific three-digit code number. This new system will co-exist as an alternative for the presubscription provider for the line that originates a long-distance call at the time of making each call. On February 4, 2003, the Ministry of Economy issued Resolution No. 75/03, compelling providers to make available the carrier selection for fixed and mobile services within 120 days. As of the date of this Annual Report, our networks and equipment are available to provide the selection services, but no operator has asked us for interconnection.

Interconnection

Decree No. 764/00 approved new Rules for National Interconnection and established the interconnection standards and conditions with which telephone service providers must comply without affecting preexisting agreements. These Rules for National Interconnection establish that:

•	several interconnection services are to be considered as essential facilities;

•	charges for access are to be substantially reduced;

•	clients are allowed to directly access to the Number Translation Services (internet service providers, call centers, etc.) whose providers are treated as “owners” of the calls; and

•	number portability right would be implemented.

Subsequently, we have entered into interconnection agreements with different providers in accordance with previous rules established under Decree No. 264/98 and 266/98.

The Rules for National Interconnection set forth the basic principles to be taken into account regarding interconnection among operators, who will be able to agree on tariffs and service terms and conditions on a non-discrimination basis, provided that they comply with certain minimum obligations.

Under these rules, operators are categorized as follows:

•	operators with Dominant Power: those whose revenues are over 75% of the total revenues for services rendered in a specific area or for a specific service;

•	operators with Significant Power: those whose revenues are over 25% of the total revenues for services rendered in a specific area or for a specific service; and

•	all other operators.

Operators with either Dominant or Significant Power must establish cost-based interconnection rates and allow competitors the access to the unbundled local loop (the latter not yet implemented).

Operators with Dominant Power must also make a reference interconnection offer for both local switching and superior levels (transit centers), keep separate accounting records for interconnection services and provide those network functions defined as essential facilities at long-run incremental costs.

The Rules for National Interconnection also establish the obligation for Dominant and Significant Power Operators to unbundle their local loops (physical link and its capacity between the carrier’s capacity and the clients’ facilities) and to allow competitors the use them on the basis of technical reasonability. As of the date of this Annual Report, the working group in charge of setting reference rates for this service has not been created.

Regulations Affecting the Radioelectric Spectrum

We do not have assigned radioelectric bands in certain areas. The Rules for Management and Control of the Radioelectric Spectrum establish the procedure for the granting of a frequency license when there are multiple bidders or if frequencies are or may become scarce, and establish that licensees may operate the frequencies nationwide only when it is strictly necessary. We have numerous licenses to use various distinct radioelectric bands and we are utilizing the above-mentioned system to acquire the additional licenses we need for our operations.

Universal Service Funding

Decree No. 764/00 approved the new Universal Service Rules and Regulations to promote the access to telecommunications services by customers either located in high-cost access or maintenance areas or with physical limitations or special social needs. Such rules and regulations establish that the deficit for the provision of these services will be through a “Universal Service Fund”, to be financed by all telecommunications providers (including us) through the payment of 1% of total revenues for telecommunications services, net of any direct tax applicable on them. The regulation adopts a “pay or play” mechanism for compliance with the mandatory contribution to the Universal Service Fund, although it also establishes a mechanism for exemption from contribution for basic telephone service licensees that takes into consideration loss of revenues and market share. Payment of contributions required to be made by service providers may be substituted with the provisions of services, in accordance with any of a number of programs that may be approved by the Secretary of Communications with the participation of the Secretary of Competition, Deregulation and Consumer’s Defense. The obligations in connection with this regulation became effective on January 1, 2001. Nevertheless, as of the date of this Annual Report, the Secretary of Communications has not yet ruled on the mechanism by which we should recover the cost incurred for rendering these services.

C. Organizational Structure.

As of the date of this Annual Report, Telefónica owns, through affiliates, approximately 98% of our outstanding shares. The remaining shares are owned by holders not affiliated with Telefónica (the “Minority Shareholders”). Our capital stock is held by the following affiliates of Telefónica:

•	Cointel (holder of all our Class A Shares representing 62.5% of our capital stock and 40.2 million Class B Shares representing 2.3% of our capital stock),

•	Telefónica Internacional, a Spanish company, and

•	TIHBV, a Dutch company.

Cointel’s current shareholders consist of three affiliates of Telefónica, which together beneficially own 100% of Cointel’s common stock. One of these is Telefónica Holding de Argentina S.A. (“Telefónica Holding”), which directly owns 50% of Cointel’s stock. Telefónica Holding has advised us that as of December 31, 2002, the principal shareholder of Telefónica Holding is Telefónica Internacional (with a 99.96% equity interest).

The following chart illustrates our corporate structure reflecting the common stock ownership of the group as of the date of this Annual Report.

(*)	Excluding Cointel’s preferred stock

Our only subsidiary is Telinver S.A. in which we own almost a 100% equity interest and we also have a 50% equity interest in E-Commerce Latina.

D. Property, Plant and Equipment.

Our principal properties consist of transmission plants, including outside plant and trunk lines, and exchange equipment. These properties have historically been and continue to be located throughout the Southern Region, principally in the province of Buenos Aires, but in connection with the recent extension of our service area to the Northern Region, are also located to a lesser extent in that region of Argentina. Of the net book value of our total outside plant, property and equipment as of December 31, 2002:

•	our outside plant, including external plant, transmission and switching equipment represented approximately 77.8%;

•	construction in progress, materials and prepayment to vendors represented approximately 4.0%;

•	land and buildings represented approximately 16.6%; and

•	furniture, cars and office equipment represented approximately 1.6%.

A substantial portion of our assets may be considered to be dedicated to the provision of an essential public service, and, therefore, under Argentine law, would not be subject to attachment, execution or other legal process.

The Transfer Contract requires us to register title to all registrable property that we acquired from ENTel prior to the second anniversary of the Transfer Date. Although the period originally providing for the transfer of title to this property lapsed on October 27, 1994, ENTel issued Resolution No. 96/94, extending indefinitely the period for the transfer of title. Under the terms of this Resolution, ENTel must give 60 days’ notice to us prior to terminating the registration period. Under Resolution No. 96/94, we may claim the same indemnity for real property not conveyed to us prior to the expiration date set forth in the original Transfer Contract.

As of December 31, 2002, this property had a book value of approximately Ps.632 million (based on net book value at that date), but we had registered property with a book value of approximately Ps.553 million in our name (in constant pesos as of December 31, 2002).

The transfer of title to the assets of ENTel was suspended in December 1991. This was because ENTel disputed its contractual obligation to pay stamp taxes on the transfer of assets located in the various Argentine provinces. We subsequently elected to pay these taxes in order to expedite the registration process. We, however, reserved the right to reclaim the stamp taxes from ENTel. The transfer of title to the assets of ENTel has resumed. Out of a total estimated amount of approximately Ps.8.7 million of stamp taxes and related fees, we have spent approximately Ps.7.0 million for registration of these assets. We believe that we have the right to reimbursement of this amount from ENTel.

We believe that registration of a major portion of the significant assets acquired from ENTel will be satisfactorily completed, and that the final resolution of this matter should not have a significant impact on our business, financial condition or results of operations.

Our corporate headquarters were located at Tucumán 1, Buenos Aires. On March 18, 2003, we changed our corporate headquarters to Avenida Ingeniero Huergo 723, Buenos Aires. We recently leased space in all of the Avenida Ingeniero Huergo 723 building.

Fixed assets relating to our telecommunications business were valued calculating their recoverable value on the basis of management’s best estimate of future cash flows of our telecommunications business, considering current information and future telephone service rates estimates. Due to the uncertainty as to the outcome of our tariff renegotiation with the Argentine government, we cannot assure you whether or not the book value of our fixed assets, valued as of December 31, 2002 at Ps.8,402 million, will be fully recoverable.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

In addition to the management discussion below, you should carefully read our consolidated financial statements and selected financial data included elsewhere in this Annual Report for additional information about us.

We prepare our financial statements in accordance with Argentine GAAP. Argentine GAAP differ from U.S. GAAP, for example inflation accounting. See Item 3: “Key Information—Selected Financial Data” and Note 21 to our Consolidated Annual Financial Statements describes the principal differences between Argentine GAAP and U.S. GAAP that apply to us.

Introduction; Presentation of Financial Information

We are a licensed supplier of wireline public telecommunications, basic telephone and long-distance services in Argentina. Our most significant affiliate is our wholly owned subsidiary Telinver, which publishes telephone directories in Argentina.

Factors Affecting Our Consolidated Results of Operations

Overview

The Argentine economy has been mired in a severe economic recession that began in the second half of 1998. Argentina’s GDP has fallen every year since then, culminating in a decrease of 10.9% in 2002. In 2002, the peso was devalued by 237.0% (having reached 290% as of June 25, 2002) and Argentina experienced a rise in the wholesale price index of 118.2%.

	December 31,		September 30,
	2002	2001	2001	2000	1999	1998
Wholesale price index (annual % change)	118.2	(5.3)	(4.1)	4.4	(2.1)	(4.2)
Consumer price index (annual % change)	41.00	(1.5)	0.0	(0.7)	(2.0)	1.1

	December 31,
	2002	2001	2000	1999	1998
Gross domestic product (annual % change)	(10.9)	(4.4)	(0.8)	(3.4)	3.9

	December 31,
	2002	2001(1)
Devaluation (annual % change)	237.0	0.0

(1)	From December 24, 2001 through January 10, 2002, Banco Nación did not publish an official exchange rate due to governmental suspension of the exchange market.

Source: INDEC, Banco Nación.

Our financial results havebeen negatively impacted by drastic political and economic changes that took place in Argentina in 2002. Because the political and economic environment is currently in flux, the following discussion may not be indicative of our current or future results of operations, liquidity or capital resources and may not contain all of the necessary information to help you understand the information contained in this discussion with results from previous or future periods. In particular, it may be difficult to discern trends from our historical financial statements or in future periods due to the following factors:

•	the volatility of the exchange rate; and

•	the reintroduction of inflation accounting and its subsequent suspension.

Accordingly, the following discussion should be read in conjunction with, and is qualified in its entirety by, the risk factors contained in this Annual Report. The most important factors affecting our results of operations were the following:

•	Pesification of our tariffs

Prior to 2002, our tariffs were denominated in U.S. dollars and billed to the customer in pesos. The Public Emergency Law abolished dollar-based tariffs and converted all public service tariffs (including our tariffs) into pesos at a one-to-one exchange rate.

•	Freezing of our tariffs

Our dollar-denominated tariffs were semiannually adjusted in line with the U.S. consumer price index. The Public Emergency Law abolished automatic indexation and put a freeze on our tariffs that is still in effect.

•	Devaluation

The Public Emergency Law eliminated the U.S. dollar – peso parity. Soon after, the Argentine government permitted the peso to float freely against the U.S. dollar with a resulting decline in its value. The devaluation has had a material adverse impact on our results of operations as it was coupled with the pesification and freezing of our tariffs. In addition, substantially all of our indebtedness is either in U.S. dollars or other foreign currency. As a result, our net financial loss increased substantially and losses attributable to our exchange difference of foreign currency denominated net liabilities were Ps.2,454 million, net of the result from the monetary gain/loss of the exposure to inflation.

•	Inflation and Inflation Accounting

During 2002, Argentina experienced inflation of 42% and 118% measured in terms of the consumer price index and the wholesale price index, respectively. As a result of the high inflation, Argentine GAAP reintroduced inflation accounting. The most important impact of inflation on results was the incorporation into our financial statements of the effect of exposure of our monetary assets and liabilities to inflation and the restatement in constant currency of the rest of our income statement accounts. The effect on our balance sheet and our shareholders’ equity was the restatement of our non-monetary net assets in constant pesos. See “—Inflation Accounting” below.

The pesification and freezing of our tariffs, devaluation, inflation and inflation accounting are the main explanations for the variations in our results in 2002 in comparison to 2001. Other factors that adversely affected our results of operations are:

•	Mandatory tariff renegotiation

The Public Emergency Law authorized the Argentine government to renegotiate public service contracts. As a result of the need to renegotiate with the Argentine government future tariffs, the amount of future telecommunications service revenues and net cash flows cannot be predicted with certainty. As of December 31, 2002, the recoverability of the amount booked in fixed assets corresponding to the telecommunications business and minimum presumed income tax credit, totaling Ps.8,402 million and Ps.48 million, respectively, may be negatively affected by the outcome of the tariff renegotiation and the resulting impact on our operations. See Item 3: “Key Information—Risk Factors.”

•	Elimination of access to financing

As a result of the changes in Argentina, companies operating in Argentina have no access to either local or international financing. We were able to extend the maturity on most of our debt that became due in 2002, but we continue to face uncertainties in the ability to roll-over our short-term debt and to refinance other debt that becomes due in 2004. See below “—Liquidity and Capital Resources”.

•	Recession and unemployment

      The current recession, unemployment and underemployment, coupled with the rise of inflation in 2002 has led to a reduction of wages in real terms and a reduction in disposable income of all class sectors of the Argentine population that has resulted in a decrease in the number of clients that use our services and in a reduction on the usage per telephone line. In 2002, our lines in service were reduced by 140,000 due to services disconnections. In 2002, we also experienced a decrease in long-distance traffic of 30% in comparison to the twelve-month period ended December 31, 2001.

In response to these negative events, we attempted to manage our cash flow and balance sheet to achieve high liquidity. To that end we made the following changes:

•	Reduced our capital expenditures

      We implemented a plan to reduce our capital expenditures rapidly. To that end we continued only those projects that are required to maintain the quality of our services, generate cash flow in the near term and are deemed by us to be high priority.

•	Reduced our operating costs

      We renegotiated most of our contracts especially those foreign-exchange linked contracts and eliminated discretionary costs. The goal of the renegotiations was to reduce costs, including, to reduce exposure of our costs to inflation and devaluation and adapting our costs to lower demand for our services. We have taken certain measures with respect to our suppliers’ contracts, including, among others, adjustments to service quality, changing the timing of delivery and services and their outright cancellation.

•	Implemented spending controls

      We implemented a series of spending controls and took certain actions in order to decrease and to prevent expenses.

•	Increased our collection rates

      We implemented new plans and collection policies for collecting receivables, including disconnection policies tailored to each customer segment and tied our sales force’s incentives to collections rather than sales. As a result, we reduced the amount of our accounts receivable and uncollectibles and, consequently, reduced the collection risks.

•	Debt refinancing and cash management

      We implemented a series of actions with the aim of decreasing the exchange rate risk on our current assets while managing our main accounts payable, especially with foreign suppliers. Additionally, we exchanged our U.S.$100 million notes due June 2002 for our U.S. $71 million notes due 2006, which may become due in 2004 under certain circumstances and rolled over a significant portion of our debt.

Even though we took the measures mentioned above to mitigate the effects of the changes to our business, the future for our company remains highly uncertain in Argentina. As of December 31, 2002, our consolidated current assets in foreign currency are lower than our current liabilities in foreign currency and it is uncertain whether we will be able to obtain refinancing or additional credit lines to be able to pay our current debt or whether the Central Bank will authorize transfers abroad to pay our foreign creditors when we need to do so. Our independent auditors have noted in their Audit Report that this uncertainty, as to our ability to pay our debts and the potential adverse effect of the outcome of our pending tariff negotiation with the Argentine government, gives rise to substantial doubt about our ability to continue as a going concern. Our financial statements as of December 31, 2002 do not include any adjustments or reclassifications that might result from the outcome of these uncertainties. Our independent auditors have stated that the amount booked in fixed assets in accordance with Argentine GAAP corresponding to the telecommunications business and the minimum presumed income tax credit, totaling Ps.8,402 million and Ps.48 million, respectively, may be negatively affected by the outcome of the tariff renegotiation and the resulting impact on our operations. See also Item 3: “—Risk Factors” and the notes to our Consolidated Annual Financial Statements.

Effects on Our Results of Operations and Liquidity in Future Periods.

The situation in Argentina remains highly volatile. Although there were macroeconomic improvements in Argentina during the last quarter of 2002, including slight wholesale price index deflation and increases in the value of the peso against the U.S. dollar, we continue to operate in a very difficult and volatile environment. In particular, we expect that the following circumstances may have a material effect on our results of operations in future periods:

•	the outcome of the renegotiations of our tariffs with the Argentine government;

•	the uncertainty generated by our need to roll over our current liabilities and to continue obtaining waivers from our creditors;

•	the necessity of refinancing our debt that will become due in 2004;

•	the outcome of the presidential elections and how the new government will regulate our tariffs; and

•	the macroeconomic situation in Argentina, including inflation, devaluation and unemployment.

In particular, our results of operations are very susceptible to changes in the peso/dollar exchange rate because our primary assets and revenues are denominated in pesos while substantially all of our liabilities are denominated in dollars.

In addition to these circumstances, changes in Argentina may have other unforeseen consequences that could negatively impact our results of operations and financial position. We cannot assure you that other laws that negatively affect our operations will not be introduced.

Inflation Accounting

As a result of the new inflationary environment in Argentina (there was an increase in the applicable index for restatement of financial statements (wholesale prices) of 118% in the period January through December 31, 2002) and the conditions created by the Public Emergency Law, the CPCECABA approved on March 6, 2002, Resolution MD No. 3/2002 applicable to financial statements for fiscal years or interim periods ending on or after March 31, 2002. Resolution MD No. 3/2002 required the reinstatement of inflation accounting in financial statements in accordance with the guidelines contained in Technical Resolution No. 6 with the changes recently incorporated by Technical Resolution No. 19 issued by the FACPCE and adopted by Resolution CD No. 262/01 of the CPCECABA, which provides that all recorded amounts be restated by changes in the general purchasing power through August 31, 1995, as well as those arising between that date and December 31, 2001 stated in currency as of December 31, 2001.

On July 16, 2002, the Argentine government issued Decree 1,269/02 repealing Decree 316/95, which instructed the CNV and other regulatory authorities to issue the necessary regulations for the delivery to such authorities of balance sheets or financial statements prepared in constant currency. On July 25, 2002, under Resolution No. 415/02, the CNV reinstated the requirement to submit financial statements in constant currency.

In accordance with the above, our financial statements for the fiscal year ended December 31, 2002 have been prepared in constant pesos (restated according to the changes in the Argentine wholesale price index published by the INDEC) in compliance with the mentioned accounting standards and the regulations issued by the Argentine government and the CNV. Prior years’ financial statements presented herein were restated for comparative purposes for inflation of January to December 2002. See Note 2.2 to our Consolidated Annual Financial Statements.

Financial statements for prior years presented herein have been restated for comparative purposes to reflect inflation during the fiscal year ended December 31, 2002. On March 25, 2003, Decree 664/03 rescinded the requirement that financial statements be prepared in constant currency. On April 8, 2003, the CNV issued Resolution 441/03 discontinuing inflation accounting as of March 1, 2003.

According to accounting rules applied by Telefónica for purposes of its financial reporting, Argentina has not qualified during 2002 as a highly inflationary economy. Telefónica incorporates, for consolidation purposes, our balances without computing any inflation adjustments for the fiscal year ended December 31, 2002. In line with this, and for our own U.S. GAAP reconciliation, we have elected not to use the alternative of maintaining the 2002 inflation adjustment that the Securities and Exchange Commission permits for countries such as Argentina where local GAAP continues to require price-level adjustments. Therefore, we have included in our U.S. GAAP reconciliation an item eliminating the effect of the restatement computed under Argentine GAAP for inflation during the fiscal year ended December 31, 2002.

Corporate Reorganization

Following the Reorganization Transactions, we no longer hold any interest in Telefónica Comunicaciones Personales, Telefónica Data and TYSSA. Our equity interests in these former subsidiaries were spun off, thereby reducing our capital stock, and those subsidiaries were merged into certain companies indirectly controlled by Telefónica. See Item 4: “Information on the Company—Our History and Development—Our Reorganization”.

As it is our policy to present our interest in income (loss) from companies in which we have control or joint control and taking into account the effects of the Reorganization Transactions described in Item 4: “Information on the Company”, the income statements for the year ended December 31, 2002, the three-month fiscal year ended December 31, 2001 and the years ended September 30, 2001, 2000 and 1999 and the three-month period ended December 31, 2000 include:

•	the income (loss) from the businesses that were spun off, either from us, or from companies over which we exercised control or joint control until the spin-off in the line “Net income (loss) from spun-off businesses”;

•	the income (loss) from businesses merged into us belonging to companies in which we had control or joint control before the merger described in Item 4: “Information on the Company” for years prior to such merger, incorporated line-by-line; and

•	the income (loss) from our interests held in E-Commerce Latina S.A. in “Income (loss) from long-term investments” is not incorporated line by line because in management’s opinion the income from this company is not material to our income (loss).

We have not applied this policy to balance sheet figures corresponding to 1999 and 1998 and income statement and cash flow figures for 1998. We present these figures as originally reported in previous annual reports on Form 20-F. See Notes 1.2, 2.4 and 2.5 to the Consolidated Annual Financial Statements.

Critical Accounting Policies

This operating financial review and prospects is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in Argentina. The preparation of financial statements in accordance with GAAP requires our management to make estimates. Ultimate results could differ from those estimated if our estimates or assumptions used in those estimates do not actually occur.

We believe the following represents our critical accounting policies. Our accounting policies are more fully described in Notes 2, 14 and 15 to our financial statements. The most critical accounting policies adopted in preparing the Consolidated Annual Financial Statements according to Argentine GAAP relate to:

•	the effect of the assumption that we will continue as a going concern on the valuation and classification of assets and liabilities;

•	the assumption that we will not default in the payment of our debt, with regard to the classification of our noncurrent debt;

•	the appropriateness of depreciable lives for each category of fixed assets.

We believe that the accounting estimate related to the establishment of asset depreciable lives is a “critical accounting estimate” because: (1) it requires our management to make assumptions about technology evolution and competitive uses of assets, and (2) the impact of changes in these assumptions could be material to our financial position, as well as our results of operations. Management’s assumptions about technology and its future development require significant judgment because the timing and impacts of technology advances are difficult to predict.

•	the evaluation of fixed assets and finite life intangibles for impairment whenever indicators of impairment exist.

Argentine GAAP require that the recorded value of assets be evaluated for impairment against its recoverable value which for a long lived asset is generally defined as its economic use value.

U.S. GAAP accounting standards require that, if an impairment indicator is present, we must assess whether the carrying amount of the asset is unrecoverable by estimating the sum of the future cash inflows less the future cash outflows is expected to be necessary to obtain those inflows expected to result from the asset, undiscounted and without interest charges. If the carrying amount is less than the recoverable amount, an impairment charge must be recognized, based on the fair value of the asset. We use the expected cash flows method for tariff projections. We believe that the accounting estimate related to asset impairment is a “critical accounting estimate” because: (1) it requires our management to make assumptions about future revenues (including different projections) and costs over the life of the asset; and (2) the impact of recognizing an impairment could be material to our financial position, as well as our results of operations. Our assumptions about future revenues require significant judgment because actual revenues have fluctuated in the past and may continue to do so especially due to the pending tariff renegotiation.

In estimating future revenues, we mainly use our internal business forecasts and additionally any current information we may have regarding changes in significant variables affecting such forecasts. We develop our forecasts based on recent revenue data for existing products and services, planned timing of new products and services, the timing of tariff increases and other industry and macroeconomic factors.

We have estimated based on current assumptions that the carrying amount of our fixed assets for the telecommunications business of Ps.8,402 million and tax on minimum presumed income of Ps.48 million as of December 31, 2002 booked under Argentine GAAP are fully recoverable under the provisions for valuation of long-lived assets, which is based on our current estimates of future cash flows within the scope of the Transfer Contract;

•	the creation of reserves for contingencies assessed as likely by us, based on our estimates and the opinion of legal counsel (see Note 12 to the Consolidated Annual Financial Statements with respect to unreserved contingencies);

•	the creation of allowances, amounting to Ps.401 million out of Ps.468 million past-due receivables, based on our estimates of possible future collection terms and conditions; and

•	we have made certain assumptions with respect to debt obligations, tax credits and accounts receivable with all levels of government in Argentina (federal, provincial and municipal governments and governmental agencies) that they will be honored (giving effect to timing of payment) either through collection or by delivery of alternative instruments, or by set off against taxes owed or future taxes payable. See Notes 2.5 and 15.1 to our Consolidated Annual Financial Statements. Note 15.1 describes the characteristics of the Patriotic Bonds. Since January 2003, the bids for the Patriotic Bonds have begun, and to date the result of the bids has not had a negative impact on us.

The Most Critical Accounting Policies Adopted under U.S. GAAP Relate to:

•	with respect to our U.S. GAAP reconciliation, we believe that the accounting estimate related to establishing tax valuation allowances is a “critical accounting estimate” because: (1) it requires our management to make assessments about the timing of future events, including the probability of expected future taxable income and available tax planning opportunities and the assessment of positive and negative evidence, and (2) the impact of changes in actual performance versus these estimates on the realization of tax benefit as reported in our results of operations could be material. Our assumptions require significant judgment because actual performance has fluctuated in the past and may continue to do so as mentioned elsewhere.

The preparation of financial statements in conformity with Argentine GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during each year. Final results could differ materially from those we estimated. See Item 4: “Information on the Company—Business Overview—Regulatory Matters”.

The financial statements include the effects derived from the economic and exchange regulations known as of the date of issuance of such financial statements. All the estimates made by our management have been calculated taking into account the above mentioned effects. The effects of additional economic regulations that could be implemented by the Argentine government will be considered in the financial statements when they became known by our managements. See Note 22 to the Consolidated Annual Financial Statements.

New Accounting Pronouncements under U.S. GAAP

(1)  Goodwill and Other Intangible Assets

In June 2001, the Financial Accounting Standards Board (“FASB”) has issued Statement of Financial Accounting Standards (“SFAS”) 142, “Goodwill and Other Intangible Assets”. The provisions of SFAS 142 are required to be applied starting with the fiscal years beginning after December 15, 2001. SFAS 142 requires that only intangible assets with a finite useful life are amortized, and that intangible assets with indefinite useful lives and goodwill are not amortized, but be recognized at fair value and tested for impairment, respectively. In the opinion of our management, adoption of SFAS 142 has not had a material effect on our net income or shareholders’ equity under U.S. GAAP.

(2)  Accounting for Asset Retirement Obligations

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period for which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change shall be the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of income. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002.

(3)  Accounting for Impairment and Disposal of Certain Assets

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment and Disposal of Certain Assets”, which supercedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of”, and certain provisions of Accounting Principles Board Opinion No. 30, “Reporting Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”. SFAS No. 144 requires that long-lived assets to be disposed of by sale, including discontinued operations, be measured at the lower of the carrying amount or fair value less to cost to sell, whether reported in continuing operations or in discontinued operations. SFAS No. 144 also broadens the reporting requirements of discontinued operations to include all components of an entity that have operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. The provisions of SFAS No. 144 are effective for fiscal years beginning after December 15, 2001.

(4)  Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. SFAS No. 145 rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt”, SFAS No. 64, “Extinguishments of Debt made to Satisfy Sinking Fund Requirements”, and SFAS No. 44, “Accounting for Intangible Assets of Motor Carriers”. The statement also amends SFAS No. 13, “Accounting for Leases”, to eliminate certain inconsistencies within that statement. SFAS No. 145 also makes certain technical corrections or clarifications to other authoritative pronouncements. Certain provisions of SFAS No. 145 are effective for transactions occurring after or financial statements issued after May 15, 2002.

(5)  Accounting for Costs Associated with Exit or Disposal Activities

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)”. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002.

(6)  Accounting for Stock-Based Compensation

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—An Amendment of SFAS Statement No. 123”. SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

(7)  Guarantor’s Accounting and Disclosure Requirements for Guarantees

In November 2002, the FASB issued Interpretation No. 45, “ Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. Interpretation No. 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and initial measurements of provisions of Interpretation No. 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements in the Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002.

(8)  Consolidation of Variable Interest Entities

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities”. Interpretation No. 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. A company that consolidates a variable interest entity is called the primary beneficiary of that entity. Interpretation No. 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of Interpretation No. 46 apply immediately to variable interest entities created after January 31, 2003.

In the opinion of our management the adoption of provisions of the rules described in (1) to (8) will not have a material effect on our net income or shareholders’ equity under U.S. GAAP.

New Accounting Pronouncements under Argentine GAAP

Note 2.8 of the Consolidated Annual Financial Statements describes certain changes to Argentine GAAP that will be in effect as from the next fiscal year. Implementation of the new rules will imply the adoption, for Argentine GAAP purposes, of certain principles that are also in accordance with U.S. GAAP and currently result in reconciling items or additional disclosures. The effect under Argentine GAAP of the adoption of the new rules, considering the modifications introduced by the CNV in its recent adoption as ruled on January 14, 2003, is currently under analysis by our management and could result in a material effect on the consolidated financial statements under Argentine GAAP for the next fiscal year.

A.  Operating Results.

For a discussion of the manner in which we charge our customers for the different services, see Item 4: “Information on the Company—Business Overview”.

Statistical Data

The following table provides basic information relating to the development of our domestic telephone system.

	Operating Data as of
	Twelve-month fiscal year ended December 31, 2002	Three-month fiscal year ended December 31, 2001	Three-month period ended December 31, 2000	Twelve-month fiscal year ended September 30, 2001	Twelve-month fiscal year ended September 30, 2000
Lines installed	4,888,902	4,876,264	4,737,920	4,851,308	4,669,189
Lines in service	4,419,162	4,556,297	4,319,183	4,521,414	4,258,924
Lines in service per 100 inhabitants (Southern Region)	23.8	24.5	24.7	24.4	24.4
Lines in service per employee	491.1	484.2	438.2	467.1	426.6
Percentage of lines connected to digital exchanges	100%	100%	100%	100%	100%
Public telephones installed	101,552	122,665	117,790	122,063	114,037

Comparison of Results of Operations for the Years Ended December 31, 2002 and September 30, 2001 and 2000.

General Considerations

All references made below to 2002, 2001 and 2000 are to our fiscal years ended December 31, 2002, September 30, 2001 and 2000. The following discussion is based on the inflation adjusted amounts included in the Consolidated Annual Financial Statements (in constant pesos as of December 31, 2002). Such amounts have also been restated in accordance with Argentine GAAP to reflect the impact of the Reorganization. See Item 3: “Key Information—Selected Financial Data”.

Net Revenues

Total net revenues were Ps.3,039 million in 2002, a 50.3% or Ps.3,073 million decrease from Ps.6,112 million in 2001. Net revenues decreased by 5.3% or Ps.344 million in 2001 from Ps.6,456 million in 2000. Our net revenues were affected by the pesification and freezing of our tariffs.

Operating revenues figures presented by category of services in this Annual Report are derived from our accounting records, certain reports from our billing systems and certain estimates made by our management. This breakdown is not included in our Consolidated Annual Financial Statements.

The following table shows operating revenues in millions of constant pesos as of December 31, 2002 by category of services for the years ended December 31, 2002, September 30, 2001 and 2000 net of any intercompany transactions.

	Twelve Months ended December 31, 2002		Twelve Months ended September 30, 2001		Twelve Months ended September 30, 2000
	(in millions of constant pesos as of December 31, 2002)
Basic Telephone Service
Measured service	916	30.2%	1,785	29.2%	2,080	32.2%
Monthly basic charges(1)	817	26.9%	1,482	24.2%	1,525	23.6%
Special services	369	12.1%	652	10.7%	557	8.6%
Installation charges	40	1.3%	122	2.0%	159	2.5%
Public phones	222	7.3%	491	8.0%	526	8.1%
Access charges	257	8.5%	678	11.1%	656	10.2%
International long-distance service	93	3.1%	310	5.1%	410	6.4%
Telephone equipment	19	0.6%	181	3.0%	122	1.9%
Publishing of telephone directories	65	2.1%	118	1.9%	166	2.6%
Other	241	7.9%	293	4.8%	255	3.9%
Total	3,039	100%	6,112	100%	6,456	100%

(1)	Includes monthly basic charges and charges for supplemental services.

Basic Telephone Service

Measured Service

Measured service includes revenues that we collect from local and domestic long-distance calls made by our customers to other of our customers over our network. Measured service also includes revenues that we collect from local and long-distance calls made by our customers to customers of other operators that are routed over our network as well as through other operators’ networks. In the case of the latter, we bill and collect payments from our customers for the call, which we recognize as revenues, but pay other operators for the cost of using their networks. See below “—Cost of Services Provided, Administrative Expenses and Selling Expenses” and “—Fees and Average Payments for Services”.

Measured service decreased by 48.7% to Ps.916 million in 2002 from Ps.1,785 million in 2001. Measured service also decreased by 14.2% in 2001 from Ps.2,080 million in 2000. In 2002, the decrease was due principally to: (1) a decrease in rates measured in real terms by approximately 42% as a result of the pesification and freezing of the rates at a rate per telephone pulse of Ps.0.0469 in a highly inflationary environment, partially offset by an average decrease in commercial and low consumption discounts in 2002 compared to 2001; (2) a decrease in average local and domestic long-distance traffic per line by 6.3% as a result of the recession; (3) a decrease in the average number of billable lines (fixed charge lines) due to an approximately 4.3% net decrease in the number of local and domestic long-distance lines (which includes increases and decreases of long-distance lines as a result of the implementation of the presubscription process) which resulted in gains from and losses to our competitors. See Item 4: “Information on the Company—Business Overview—Competition—Domestic Long-Distance Service”.

In 2001, the decline in revenues from measured service was principally due to: (1) the introduction of new discount plans for domestic long-distance calls of 5.5%; (2) a decrease in the effective rates for certain local and domestic long-distance service segments as a result of price caps; (3) a 10.6% decrease in the average number of billable domestic long-distance lines partly as a result of the presubscription losses to competitors; and (4) a 7.5% decrease in the average number of billable local lines, which in part became “prepaid lines”, thus increasing revenues from special services.

Monthly Basic Charges

Monthly basic charges, which include the monthly basic charges of measured service lines and prepaid lines, decreased by 44.9% to Ps.817 million in 2002 from Ps.1,482 million in 2001 and decreased by 2.8% in 2001 from Ps.1,525 in 2000. In 2002, the decrease was mainly due to a rate reduction in real terms of close to 42% as a result of the effect of the pesification and freezing of the tariffs in a highly inflationary environment, partially offset by a reduction in discounts granted to customers. In addition, there were increases in the number of customers who were disconnected in 2002, mainly for non-payment. In 2001, the decrease was principally due to discounts granted and a decrease in effective rates. These discounts, which were applied as of March 2000, include a 19.5% discount to certain commercial and government sector customers.

Special Services

Special services include:

•	supplementary services (for example, call waiting and call forwarding) provided through digital switches and telephones;

•	special services for companies (for example, digital links between customers and digital trunk access);

•	internet access including ADSL;

•	other services such as calling cards, toll-free calling, voice messaging and collect calling; and

•	beginning in the 2001 fiscal year, prepaid cards.

Special services decreased by 43.4% to Ps.369 million in 2002 from Ps.652 million in 2001 and increased by 17.1% to Ps.652 million in 2001 from Ps.557 million in 2000. The changes in 2002 were principally due to a drop in prices in real terms that have affected the digital trunk access, collect call charges, prepaid cards and internet access and traffic services. Rates paid by customers for most of these services were pesified as a result of the Public Emergency Law but as they are not regulated tariffs, they were not frozen. Internet traffic decreased approximately 26% to 5,489 million minutes in 2002 from 7,376 million minutes in 2001. Furthermore, during 2002 there was an increase of 48% in consumption from the sale of prepaid cards that did not fully compensate for the rate reduction in real terms. The changes in 2001 were principally caused by increases in revenues from internet usage in 2001 as compared to the previous fiscal year. Internet traffic increased 37.3% to 7,376 million minutes in 2001 from 5,374 million in 2000. Additionally, in 2001 the use of prepaid calling cards increased. Such growth was offset by a decline in digital trunk access services mainly due to the granting of greater commercial discounts on basic rates and metered services.

Installation Charges

Revenues from installation charges, which consist primarily of fees for installation of new phone lines, decreased by 67.2% to Ps.40 million in 2002 from Ps.122 million in 2001 and decreased by 23.3% from Ps.159 million in 2000. The change was principally due to a decrease in the number of basic telephone lines installed during 2002 as compared to 2001 and a decrease in prices in real terms considering the pesification and freezing of the tariffs. In 2001, the decrease was principally due to a decrease of 15.8% in the number of basic telephone lines installed during 2001 and a decrease of 8.1% in the average installation price per line.

Public Phones

Revenues for public phones decreased by 54.8% to Ps.222 million in 2002 from Ps.491 million in 2001 and decreased by 6.7% from Ps.526 million in 2000. In 2002, the decrease was mainly due to: (1) a drop in prices in real terms; (2) lower traffic from pay phones operated by third parties of approximately 14%; (3) a reduction of 28% in the number of semi-public lines installed; and (4) a decrease by 7% and 18% in public telephones installed and traffic, respectively. In 2001, the decrease was due to increased commercial discounts granted to third-party operators of pay phones and a 14% decrease in average pay phone traffic. The decrease was partially offset by an increase in the average number of pay phones operated by third parties of 28.2% in 2001 and in semi-public lines installed of 2.5%.

Access Charges

Access charges decreased by 62.1% to Ps.257 million in 2002 from Ps.678 million in 2001 and increased by 3.4% from Ps.656 million in 2000. In 2002, the variation was mainly due to a decrease in rates in real terms as a result of inflation, the price cap and the pesification of these charges and a decrease in the consumption of interconnection services by cellular telephone and long-distance operators. In 2001, the change was principally due to an increase of consumption from interconnection with mobile and public phone operators. Additionally, revenues from cellular interconnection increased in 2001 due to new agreements, PCS services and to accessing of our network by value-added service providers including ISP providers. This increase was partially offset by applying, as of March 2001, the 3% semiannual reduction in interconnection rates pursuant to Decree No. 764/00.

International Long-Distance Service

Our amount of operating revenues from international long-distance service depend on the volume of traffic, the rates charged to our customers, charges to the other Argentine telecommunications providers that place international calls through our international network, and the agreed rates charged among foreign telecommunications carriers and correspondents. Payments between carriers are usually made on a net settlement basis. The contribution of net settlements from foreign telecommunications carriers from international services amounted to a loss of approximately Ps.44 million and Ps.3 million for fiscal years ended December 31, 2002 and September 30, 2001, respectively. The contribution of net settlements from foreign telecommunications carriers to our total revenues from international services represented approximately 1% of those revenues in fiscal year 2000.

International long-distance service revenues decreased 70.0% to Ps.93 million in 2002 from Ps.310 million in 2001 and decreased by 24.4% from Ps.410 million in 2000. These revenues include the gross revenues charged to our customers net of the cost of termination charges since we account for them on a net settlement basis. This change in 2002 was mainly due to a reduction of rates in real terms, partially offset by a decrease in discounts granted. The impact of the pesification and freezing of our tariffs and the devaluation of the peso raised the cost in pesos of termination charges to foreign carriers, which are in U.S. dollars and the pesification has precluded us from fully recovering this from our customers. Likewise, there was a reduction in incoming and outgoing traffic with other international operators of approximately 22% and 25%, respectively. The decline in outgoing traffic was primarily a result of the recession. In 2001, the changes were principally due to the decrease in average rates and commercial discounts granted to customers through new plans offered since the deregulation.

Telephone Equipment

Telephone equipment revenues decreased by 89.5% to Ps.19 million in 2002 from Ps.181 million and increased by 48.4% from Ps.122 million in 2000. In 2002, the change was due to a significant reduction of sales and sale prices in real terms. As a result of the ongoing recession we have de-emphasized this market segment. In 2001, the change was due to a progressive increase in sales through Teleshops and other showrooms and to the new products offered in the second half of fiscal year 2000.

Publishing of Telephone Directories/Yellow Pages

Publishing of telephone directories, which we conduct through our wholly owned subsidiary, Telinver, decreased by 44.9% to Ps.65 million in 2002 from Ps.118 million and decreased by 28.9% in 2000 from Ps.166 million. Revenues from the publishing of telephone directories consist primarily of advertising sales. The decrease in 2002 was mainly as a result of the decline in prices in real terms and a decrease in the number of advertisements of approximately 25%. The decrease in 2001 was due to (1) the effective rescheduling of the distribution of directories in certain areas in 2001, mainly within the cities of Buenos Aires, Mar del Plata, Chubut, San Juan and Río Negro, in an amount of Ps.39 million and (2) a decrease in advertising sales in an amount of Ps.6.2 million.

Other Revenues

Other revenues decreased to Ps.241 million in 2002 from Ps.293 million in 2001, which represents a decrease of 17.7%. This variation was mainly due to a reduction in revenues from direct lines of Ps.53 million as a result of lower rates in real terms and a decrease in sales of other telephone equipment of approximately 9.1%. Other revenues increased to Ps.293 million in 2001 from Ps.255 million in 2000.

Cost of Services Provided, Administrative and Selling Expenses

Cost of services provided, administrative and selling expenses decreased by 33.2% to Ps.3,092 million in 2002 from Ps.4,629 million in 2001 and decreased by 1.0% from Ps.4,674 million in 2000. Costs of services provided, administrative and selling expenses, excluding depreciation and amortization of Ps.1,377 million and Ps.1,349 million, amounted to Ps.1,715 million in 2002 and Ps.3,280 million in 2001, representing a decrease of 47.7%. In 2002, we made a concerted effort to reduce our expenses in line with our reduced revenues.

The following table shows the breakdown of expenses for the years ended December 31, 2002 and September 30, 2001 and 2000, net of intercompany transactions. The amounts as of September 30, 2001 and 2000 have been restated in constant pesos as of December 31, 2002.

	Twelve-month Fiscal Year Ended December 31, 2002		Twelve-month Fiscal Year Ended September 30, 2001		Twelve-month Fiscal Year Ended September 30, 2000
	(in millions of constant pesos as of December 31, 2002)
Salaries and social security taxes	428	13.9%	762	16.5%	853	18.2%
Depreciation and amortization(1)	1,377	44.5%	1,349	29.1%	1,521	32.6%
Fees and payments for services	563	18.2%	1,222	26.3%	1,237	26.5%
Material consumption and other	84	2.7%	130	2.8%	116	2.5%
Management fee	125	4.7%	269	5.8%	323	6.9%
Allowance for doubtful accounts	229	7.4%	378	8.2%	219	4.7%
Sales costs(2)	32	1.0%	196	4.2%	114	2.4%
Other	254	8.2%	323	7.0%	291	6.2%

Total(2)	3,092	100%	4,629	100%	4,674	100%

(1)	Excluding the portion corresponding to financial expenses.
(2)	Figures do not include operating expense amounting to Ps.22 million, Ps.77 million and Ps.98 million in 2002, 2001 and 2000. Also, figures do not include Ps.24 million and Ps.7 million of allowance for impairment in value and slow turnover in 2001 and 2000, respectively.

Salaries and Social Security Taxes

Salaries and social security taxes decreased by 43.8% to Ps.428 million in 2002 from Ps.762 million in 2001 and decreased by 10.7% in 2001 from Ps.853 million in 2000. In 2002, the variation was mainly due to a drop in real terms in salaries during 2002 as compared to 2001 and, excluding our subsidiary, a personnel reduction from 9,680 in 2001 to 8,998 in 2002. In 2001, the variation was mainly due to a personnel reduction from 9,984 in 2000 to 9,680 in 2001, in part as a consequence of the outsourcing agreement signed with IBM.

The principal components of labor costs were basic wages, overtime and fringe benefits. We also incurred certain other related costs, including contributions made to the national pension plan, health plans, family allowances and additional pension contributions and life insurance premiums for employees covered by collective bargaining agreements. Most of these contributions are mandated by law.

Depreciation and Amortization

Total depreciation and amortization (excluding the portion corresponding to financial expenses) increased by 2.1% to Ps.1,377 million in 2002 from Ps.1,349 in 2001 and decreased by 11.3% in 2001 from Ps.1,521 million in 2000. There was no material change in depreciation and amortization in real terms because of the effect of the restatement of our assets for inflation. In 2002, the change was principally due to the amortization of the net book value of goodwill related to the internet business and to the completion of works in progress after September 30, 2001, the depreciation of which started as of such date, which was almost fully offset by the effect of assets that are no longer depreciated because of the reaching of the end of their useful life. In 2001, the change was principally due to those fixed assets fully depreciated in 2000 and to the sale of fixed assets to IBM.

Fees and Payments for Services

Fees and payments for services decreased by 53.9% to Ps.563 million in 2002 from Ps.1,222 million in 2001 and decreased by 1.2% in 2001 from Ps.1,237 million in 2000. In 2002, the variation was basically generated by a reduction in service costs in real terms and a decrease in the use of these services due to Argentina’s economic crisis. In 2002, we experienced:

•	declines in advisory and consulting expenses by Ps.74 million, services related to information systems by Ps.58 million, sales commissions by Ps.46 million, costs related to affiliated companies by Ps.46 million and temporary personnel costs by Ps.35 million;

•	decreases in interconnection charges with other operators by Ps.94 million due to a decrease of consumption and rates (in real terms) and a decrease in access costs in the northern region for Ps.9 million;

•	expenses related to building renovation incurred during 2001 by Ps.26 million and other network maintenance costs for Ps.19 million;

•	decreases in advertising expenses by Ps.174 million mainly related to the completion of certain advertising campaigns carried out mainly in 2001; and

•	traveling, safety and communications expenses by Ps.24 million.

In 2001, the variation was mainly due to:

•	increases in service fees related to information systems including the costs related to outsourcing operations and maintenance of certain information technology systems infrastructure in the amount of Ps.72 million, which costs were partially offset by a decrease in hardware and software maintenance charges of Ps.48 million;

•	a Ps.35 million increase in advertising expenses; and

•	a Ps.9 million increase in consulting and advisory services during 2001.

These increases were offset by a Ps.49 million decrease in interconnection charges with other operators due to the price cap established by Decree 764/00 and a Ps.19 million decrease in maintenance charges and building renovation primarily related to expansion into the northern area of Argentina during the prior year.

Material Consumption and Other

Material consumption and other decreased Ps.46 million to Ps.84 million in 2002 from Ps.130 million in 2001 and increased Ps.14 million in 2001 from Ps.116 million in 2000. This variation in 2002 is primarily the result of lower consumption of certain materials resulting from the decrease in business activity. The increase in 2001 was principally due to an allowance for impairment and slower turnover in the amount of Ps.15 million.

Management Fee

The decrease in the management fee of 53.5% to Ps.125 million in 2002 from Ps.269 million in 2001 was mainly due to the decrease in real terms in operating income before amortization and depreciation, of Ps.1,377 million and Ps.1,349 million, amounts to Ps.1,324 million in 2002 from Ps.2,832 million in 2001. The decrease of 16.7% to Ps.269 million in 2001 from Ps.323 million in 2000 was mainly due to the decrease in operating income before amortization and depreciation, which was Ps.1,349 million in 2001 and Ps.1,521 million in 2000, amounts to of Ps.2,832 million in 2001 from Ps.3,303 million in 2000. See Item 4: “Information on the Company—Business Overview—Management Fees” for a description of the management fee.

Allowance for Doubtful Accounts

The charge to the allowance for doubtful accounts decreased 39.4% to Ps.229 million in 2002 from Ps.378 million in 2001 and increased by 72.6% in 2001 from Ps.219 million in 2000. The charge in 2002 was 7.5% in terms of allowance for doubtful accounts over net revenues, equivalent to a 21.8% increase compared to 2001. The relative increase was due to a larger allowance for overdue accounts in fiscal 2002, as certain customer categories were particularly affected by the economic crisis in the country. In 2001, the variation was caused by the changes in the amount and aging of past due receivables.

Sales Costs

Sales costs primarily related to equipment sold decreased by 83.7% to Ps.32 million in 2002 from Ps.196 million in 2001 and increased by 71.9% in 2001 from Ps.114 million in 2000. In 2002, the decreased cost of sales results mainly from the decrease in equipment and telephone accessories sold. In 2001, the change was due to a progressive increase in sales through Teleshops and Showrooms and to the introduction of new products in the second half of year 2000.

Other

The charge to income of other operating costs decreased by 21.4% to Ps.254 million in 2002 from Ps.323 million in 2001 and increased by 11% from Ps.291 million in 2000. In 2002, the variation was mainly due to the decrease in costs in real terms, and particularly in: (1) taxes by Ps.38 million; (2) transportation costs by Ps.18 million; (3) other personnel expenses by Ps.19 million; (4) commissions by Ps.19 million; (5) allowance for low inventory-turnover by Ps.24 million, since it was booked in 2001; (6) leases by Ps.15 million; and (7) insurance by Ps.5 million. These effects were offset by the charge of tax on checking accounts credits and debits beginning in 2001, which was presented under unusual items in 2001 and was presented in operating costs (administrative expenses) in 2002.

Other Expenses, Net

Other expenses, net decreased to Ps.152 million in 2002 from Ps.247 million in 2001, and from Ps.327 million in 2000. The decrease in 2002 is mainly due to a decrease in charges in real terms. Most of the variation is due to employee termination costs of Ps.87 million and a decrease in fixed assets retirements by Ps.18 million. In addition, the charges for contingencies in 2002 increased by Ps.12 million. In 2001, the variation was mainly due to: (1) an increase of Ps.33 million in the net book value of fixed assets retired due to work in process discontinued in 2000; (2) the write-off of the investment in Intelsat U.K. and Inmarsat in 2000; and (3) the charge in 2000 of the amounts payable for the settlement of certain legal actions involving contributions that we are required to make to the employees’ “Compensatory Fund”. These charges were partially offset by an increase in allowance for contingencies of Ps.40 million in 2001.

Financial Gains and Losses

Consolidated gross capitalized interest totaled Ps.8 million in 2002, Ps.87 million in 2001 and Ps.116 million in 2000. In 2002, financial losses on assets were Ps.725 million compared to a gain of Ps.63 million in 2001 and a gain of Ps.105 million in 2000. We had financial losses on liabilities of Ps.2,511 million in 2002, Ps.329 million in 2001 and Ps.362 million in 2000. In 2002, the variation was mainly due to the impact of the exchange difference on the net monetary position in foreign currency, which, net of the result from the monetary gain/loss, amounted to a loss of Ps.2,454 million. In addition, the increase in the amount of interest from higher interest rates and the rate of exchange, in those cases in which interest was payable in a foreign currency, led to an interest loss of Ps.683 million, net of monetary gain/loss, and a loss from the exposure to inflation of monetary assets and liabilities in pesos of Ps.58 million. The change in 2001 was mainly due to the increase in our financial debt compared to the previous fiscal year.

(Loss)/Income Before Income Tax and Net (Loss)/Income from Spun-off Businesses

(Loss)/income before income tax and before net (loss)/income from spun-off businesses decreased Ps.4,390 million to a loss of Ps.3,439 million in 2002 compared to an income of Ps.951 million in 2001, which was a decrease of Ps.241 from Ps.1,192 million in 2000. In 2002, the decrease was mainly due to the increase by Ps.2,970 million of the net financial loss, due mainly to the devaluation and the net effect of the adjustment for inflation.

Net (Loss)/Income

We had a net loss before spun-off businesses of Ps.3,439 million in 2002, income of Ps.580 million in 2001 and income of Ps.751 million in 2000. The loss of spun-off business was nil in 2002, Ps.89 million in 2001 and Ps.2 million in 2000, resulting in our net loss of Ps.3,439 million in 2002, net income of Ps.491 million in 2001 and income of Ps.749 million in 2000.

Comparison of Results of Operations for the Three-Month Fiscal Year Ended December 31, 2001 and the Unaudited Three-Month Period Ended December 31, 2000.

General Considerations

All references made below to 2001 and 2000 are to our three-month fiscal year ended December 31, 2001 and the unaudited three-month period ended December 31, 2000. The following discussion is based on the amounts included in our Transition Report for the three-month fiscal year ended December 31, 2001 restated to constant pesos as of December 31, 2002. Such amounts have been restated in accordance with Argentine GAAP to reflect the impact of the Reorganization. See Item 3: “Key Information—Selected Financial Data”.

Net Revenues

Net revenues decreased by 9.2% to Ps.1,414 million in the three-month fiscal year ended December 31, 2001 from Ps.1,558 million in the three-month fiscal year ended December 31, 2000.

Operating revenues figures presented by category of services in this Annual Report are derived from our accounting records, certain reports from our billing systems and certain estimates made by our management. This breakdown is not included in our Consolidated Annual Financial Statements.

The following table shows operating revenues by category of services.

	Three-Month Fiscal Year Ended December 31, 2001		Three Month Fiscal Period Ended December 31, 2000 (unaudited)
	(in millions of constant pesos as of December 31, 2002)

Basic telephone service
Measured service	432	30.6%	486	31.2%
Monthly basic charges(1)	373	26.5%	371	23.8%
Special services	153	10.8%	161	10.3%
Installation charges	26	1.8%	30	1.9%
Public phones	100	7.1%	116	7.5%
Access charges	118	8.3%	185	11.9%
International long-distance service	74	5.2%	81	5.2%
Telephone equipment	17	1.2%	53	3.4%
Publishing of telephone directories	33	2.3%	9	0.6%
Other	88	6.2%	66	4.2%

Total	1,414	100%	1,558	100%

(1)	Includes monthly basic charges and charges for supplemental services.

Measured service decreased by 11.1% to Ps.432 million in the three-month fiscal year ended December 31, 2001 from Ps.486 million in the corresponding three-month period in 2000. The change was principally due to a decrease in the average number of billable domestic long-distance lines of 11% (considering increases and decreases in long-distance lines as a consequence of competition through the so-called “presubscription” process, which resulted in gains from and losses to our competitors) and a decrease of 3% in long-distance pulses consumed.

Monthly basic charges, which include the monthly basic charges of measured service lines, as well as of prepaid lines, increased by 1.0% to Ps.373 million in the three-month fiscal year ended December 31, 2001 from Ps.371 million in the corresponding three-month period in 2000. The change was principally due to the increase in average number of billable lines.

Special services decreased by 5.0% to Ps.153 million in the three-month fiscal year ended December 31, 2001 from Ps.161 million in the corresponding three-month period in 2000. The changes were principally due to a decrease in revenues from internet calls (internet traffic decrease 19.5%), and a decrease in revenues from digital trunk access services mainly due to the granting of greater commercial discounts on basic rate and metered service. Such decrease was offset by an increase in the use of prepaid calling cards.

Income from installation charges decreased by 13.3% to Ps.26 million in the three-month fiscal year ended December 31, 2001 from Ps.30 million in the corresponding three-month period in 2000. The change was principally due to a decrease in the average installation price per line of 5% and to a decrease of 1.6% in the number of basic telephone lines installed during the three-month fiscal year ended December 31, 2001.

Revenues for public phones decreased by 13.8% to Ps.100 million in the three-month fiscal year ended December 31, 2001 from Ps.116 million in the corresponding three-month period in 2000. The decrease was due to decreased average traffic of 27% of pay phones operated by third parties and a decrease of 15.9% in traffic of street pay phone lines. This variation was partially offset by a decrease in the commercial discounts granted to third-party operators of pay phones.

Access charges decreased by 36.2% to Ps.118 million in the three-month fiscal year ended December 31, 2001 from Ps.185 million in the corresponding three-month period in 2000. The decrease was principally due to decreased interconnection traffic from long-distance operators and the commercial discounts granted. Additionally, revenues from cellular interconnection were affected by a decrease in average rates and commercial discounts granted to customers.

International long-distance service revenues decreased by 8.6% to Ps.74 million in the three-month fiscal year ended December 31, 2001 from Ps.81 million in the corresponding three-month period in 2000. The changes were principally due to a decrease in consumed minutes. These consumed minutes decreased to 59.7 million minutes in 2001 from 68.8 million minutes in 2000.

Revenues from the sale of equipment dropped from Ps.53 million in the three-month fiscal year ended December 31, 2000 to Ps.17 million in the corresponding three-month period, a 67.9% decrease. The change was due to a reduction in the variety of products offered beginning January 2001, when Telinver spun-off the equipment and point of sales service and they were merged into us.

Revenues from the publishing of telephone directories increased by 266% to Ps.33 million in the three-month fiscal year ended December 31, 2001 from Ps.9 million in the corresponding three-month period in 2000. The increase in the three-month fiscal year ended December 31, 2001 was due to the rescheduling of the effective distribution of directories in certain areas in an amount of Ps.24 million including mainly the cities Mar del Plata, Neuquen, Chubut and San Juan.

Other revenues, which primarily include the lease of direct lines and other sales to related companies, increased by 33.3% to Ps.88 million in the three-month fiscal year ended December 31, 2001 from Ps.66 million in the corresponding three-month period in 2000. The change was principally due to an approximately Ps.11 million increase in the lease of digital direct lines and an approximately Ps.11 million increase in other sales to Telefónica Data.

Cost of Services Provided, Administrative Expenses and Selling Expenses

Cost of services provided, administrative expenses and selling expenses increased by 12.2% to Ps.1,301 million in the three-month fiscal year ended December 31, 2001 from Ps.1,160 million in the corresponding three-month period in 2000.

The following table shows the breakdown of expenses.

	Three-Month Fiscal Year Ended December 31, 2001		Three-Month Period Ended December 31, 2000 (unaudited)
	(in millions of constant pesos as of December 31, 2002)

Salaries and social security taxes	187	14.4%	209	18.0%
Depreciation and amortization(1)	364	28.0%	332	28.6%
Fees and payments for services	300	22.9%	288	24.8%
Material consumption and other	33	2.5%	35	3.0%
Management fee	44	3.4%	70	6.1%
Allowance for doubtful accounts	266	20.5%	85	7.3%
Sales costs(2)	19	1.5%	44	3.8%
Other	88	6.8%	97	8.4%

Total	1,301	100%	1,160	100%

(1)	Excluding the portion corresponding to financial expenses.
(2)	Does not include Ps.15 million and Ps.20 million in 2001 and 2000 corresponding to operating costs relating to the publishing of directories.

Salaries and social security taxes decreased by 10.5% to Ps.187 million in the three-month fiscal year ended December 31, 2001 from Ps.209 million in the corresponding three-month period in 2000. The variation was mainly due to a significant reduction in headcount, which we decreased to 9,410 in the three-month fiscal year ended December 31, 2001 from 9,856 in the corresponding three-month period in 2000. Lines in service per employee increased by 10.5% to 484 as of December 31, 2001, from 332 as of December 31, 2000.

Total depreciation and amortization increased by 9.6% to Ps.364 million in the three-month fiscal year ended December 31, 2001 from Ps.332 million in the corresponding three-month period in 2000. The change was principally due to the completion of different works in progress and the acquisition of fixed assets after December 31, 2000, the depreciation of which started as of such date.

Fees and payments for services increased from Ps.288 million in the three-month fiscal year ended December 31, 2000 to Ps.300 million in the corresponding three-month period in 2001; therefore rising by 4.2%. The variation is attributable to the increase in: (1) costs related to outsourcing operations and maintaining information technology systems structure of approximately Ps.6 million; (2) expenses for information technology system analysis and programming in the amount of approximately Ps.7 million; and (3) expenses related to network maintenance totaling Ps.9.1 million. These increases in expenses were partially offset by lower advertising expenses, which totaled Ps.14.6 million.

Material consumption and other decreased Ps.2 million to Ps.33 million in the three-month fiscal year ended December 31, 2001 from Ps.35 million in the corresponding three-month period in 2000.

The management fee decreased 37.1% to Ps.44 million in the three-month fiscal year ended December 31, 2001 from Ps.70 million in the corresponding three-month period in 2000 mainly due to the decrease in the operating income before depreciation and amortization, which was Ps.364 million and Ps.332 million, amounts to Ps.477 million in the three-month fiscal year ended December 31, 2001 from Ps.730 million in the corresponding three-month period in 2000.

The charge for the allowance for doubtful accounts increased to Ps.266 million in the three-month fiscal year ended December 31, 2001 from Ps.85 million in the corresponding three-month period in 2000. This represents a 213% increase. This change arose mainly from the effect of the Argentine macroeconomic situation on collection terms and delinquency levels, which significantly affected certain types of customers. The biggest part of the increase resulted from the management, computing the corresponding financial effect, of the possible collection terms and of the receivables from the Argentine government (which amount past-due as of December 31, 2001 was Ps.183 million in constant pesos as of December 31, 2002). The above takes into account collection efforts in progress and the information available on Argentina’s macroeconomic situation at the time.

The sales costs decreased to Ps.19 million in the three-month fiscal year ended December 31, 2001, from Ps.44 million in the corresponding three-month period in 2000, which represents a 56.8% decrease. The decreased sales costs results mainly from the decrease in sales telephone equipment and accessories since January 2001.

Other costs decreased by 9.3% to Ps.88 million in the three-month fiscal year ended December 31, 2001 from Ps.97 million in the corresponding three-month period in 2000. This variation was due to a decrease in rental expense of Ps.11 million, the charge to allowance for impairment in value and the slow turnover of inventories of Ps.9 million. This decrease was partially offset by the new tax on checking account credits and debits in 2001 of Ps.9 million.

Other Expenses, Net

Other expenses, net decreased to Ps.52 million in the three-month fiscal year ended December 31, 2001 from Ps.65 million in the corresponding three-month period in 2000. This change arose mainly from decreased charges due to fewer employee terminations and less book value of fixed assets that was retired. Such decrease was partially offset by increases in allowance for contingency.

Financial Gains and Losses

Consolidated gross capitalized interest totaled Ps.4 million in the three-month fiscal year ended December 31, 2001 and Ps.31 million in the corresponding three-month period in 2000. Net financial gains and losses amounted to a loss of Ps.64 million and Ps.63 million in 2001 and 2000, respectively. Financial gains on assets were Ps.15 million in 2001 compared to Ps.11 million in 2000. Thereafter financial losses on liabilities were Ps.79 million in 2001 from Ps.74 million in 2000.

Income Before Income Tax and Minority Interest and Net Income for the year/ period

Income before income tax and before net (loss)/income from spun-off businesses was a loss of Ps.12 million in the three-month fiscal year ended December 31, 2001, compared to income of Ps.268 million in the corresponding three-month period in 2000, representing a variation of Ps.280 million. After an income tax charge of Ps.65 million in the three-month fiscal year ended December 31, 2001, Ps.124 million in the corresponding three-month period in 2000 and after a net loss from spun-off businesses of Ps.76 million in the corresponding three-month period in 2000, net loss amounted to Ps.77 million in the three-month fiscal year ended December 31, 2001 and a gain of Ps.68 million in the corresponding three-month period in 2000.

Comparison of Results of Operations for the Fiscal Year Ended December 31, 2002 and the Twelve-Month Period Ended December 31, 2001.

As supplementary information and for the convenience of the reader, we have included a comparison of our results of operations for the fiscal year ended December 31, 2002 and the unaudited twelve-month period ended December 31, 2001. All references made below to 2002 and 2001 are to our fiscal year ended December 31, 2002 and the twelve-month period ended December 31, 2001, stated in constant Argentine pesos of December 31, 2002. Such amounts have been restated in accordance with Argentine GAAP to reflect the impact of the Reorganization.

	Twelve Month Fiscal Year Ended December 31, 2002	Twelve-Month Period Ended December 31, 2001 (unaudited)
Net Revenues	3,039	5,966
Cost of services provided	(2,220)	(3,043)
Gross Profit	819	2,923
Administrative Expenses	(433)	(610)
Selling Expenses	(439)	(1,113)

Operating (loss)/income	(53)	1,200
Income (Loss) on Equity Investments	2	(11)
Other Expenses, Net	(152)	(234)
Financial (Loss)/ Income on Assets	(725)	68
Financial Loss on Liabilities	(2,511)	(334)
Unusual Items	—	(15)

(Loss)/income from continuing operations before income tax	(3,439)	674
Income Tax	—	(312)

Net Ordinary (loss)/income from continuing operations	(3,439)	362
Net Loss of Spun-Off Businesses	—	(13)

Net (loss)/income	(3,439)	349

Net Revenues

Net revenues decreased by 49.1% to Ps.3,039 million in 2002 from Ps.5,966 million in 2001. The decrease in revenue was principally due to the drop of approximately 42.0% in prices measured in real terms as a consequence of the inflationary context in Argentina, the pesification and lack of indexation of public services rates.

Operating revenues figures presented by category of services in this Annual Report are derived from our accounting records, certain reports from our billing systems and certain estimates made by our management. This breakdown is not included in our Consolidated Annual Financial Statements.

The following table shows operating revenues by category of services.

	Twelve-Month Fiscal Year Ended December 31, 2002		Twelve-Month Period Ended December 31, 2001 (unaudited)
	(in millions of constant pesos of December 31, 2002)

Basic telephone service
Measured service	916	30.2%	1,730	29.0%
Monthly basic charges (1)	817	26.9%	1,484	24.9%
Special services	369	12.1%	644	10.8%
Installation charges	40	1.3%	117	2.0%
Public phones	222	7.3%	468	7.8%
Access charges	257	8.5%	618	10.3%
International long-distance service	93	3.1%	303	5.1%
Telephone equipment	19	0.6%	146	2.4%
Publishing of telephone directories	65	2.1%	142	2.4%
Other	241	7.9%	314	5.3%

Total	3,039	100%	5,966	100%

(1) Includes monthly basic charges and charges for supplemental services.

Measured service decreased by 47.1% to Ps.916 million in 2002 from Ps.1,730 million in 2001. The variation was mainly due to: (1) a decrease in rates measured in real terms by approximately 42% as a result of applying the same rate per telephone pulse of Ps.0.0469 in the highly inflationary environment, partially offset by a decrease in commercial and low consumption discounts in 2002 compared to 2001; (2) a decrease in average local and domestic long-distance traffic by 7.7%, as a result of the recession; and (3) a decrease in the average number of billable lines

(fixed charge lines) due to an approximate 3.1% net decrease in the number of local and long-distance lines, which includes increases and decreases of long-distance lines as a result of the implementation of the presubscription process which resulted in gains from and losses to our competitors.

Monthly basic charges decreased by 44.9% to Ps.817 million in 2002 from Ps.1,484 million in 2001. The decrease was mainly due to the rate reduction in real terms of about 42% as a result of the effect of the pesification and freezing of our tariffs in a highly inflationary environment, partially offset by a reduction in the discounts granted to customers. This decrease was accentuated by the large number of customers who were disconnected in 2002, mainly for non-payment.

Special services decreased by 42.7% to Ps.369 million in 2002 from Ps.644 million in 2001. The changes were principally due to a drop in prices in real terms that has affected the digital trunk access, collect call charges and prepaid cards and internet access and traffic services. Internet traffic decreased approximately 21.5%. Furthermore, during 2002 there was an increase of 29% in consumption of prepaid cards that did not fully compensate for the rate reduction in real terms.

Revenues from installation charges decreased by 65.8% to Ps.40 million in 2002 from Ps.117 million in 2001. The change was principally due to a decrease in the amount of basic telephone lines installed during the fiscal year ended December 31, 2002 as compared to the twelve-month period ended December 31, 2001 and a decrease in prices in real terms.

Revenues from public phones decreased by 52.6% to Ps.222 million in 2002 from Ps.468 million in 2001. The decrease was mainly due to: (1) a drop in prices in real terms; (2) a lower traffic from pay phones operated by third parties of approximately 4%; (3) a reduction of 27.2% in the number of semi-public lines installed; and (4) a decrease by 6% and 11% in public telephone lines and traffic, respectively.

Access charge revenues decreased by 58.4% to Ps.257 million in 2002 from Ps.618 million in 2001. This variation was mainly due to a decrease in rates in real terms as a result of the economic situation and the price cap; and a decrease in the use of interconnection services by cellular telephone and long-distance operators.

International long-distance service revenues decreased by 69.3% to Ps.93 million in 2002 from Ps.303 million in 2001. This change was mainly due to a reduction of tariffs in real terms, partially offset by a decrease in discounts granted. Likewise, there was a reduction in incoming and outgoing traffic with other international operators of approximately 23.4% and 19%, respectively.

Revenues from sale of equipment and telephone accessories dropped from Ps.146 million in 2001 to Ps.19 million in 2002, representing a 87% decrease. This change was due to a significant reduction of approximately 70% in sales and sale prices in real terms.

Revenues from the publishing of telephone directories decreased to Ps.65 million in 2002 from Ps.142 million in 2001, 54.2% decrease, mainly as a result of the decline in prices in real terms and a decrease in the actual number of advertisers of approximately 25%.

Other revenues decreased from Ps.314 million in 2001 to Ps.241 million in 2002, which represents a decrease of 23.2%. This variation was mainly due to a reduction in revenues from direct lines of Ps.53 million as a result of lower rates in real terms and a decrease in sales of direct lines of approximately 9.1%

Cost of Services Provided, Administrative Expenses and Selling Expenses

Cost of services provided, administrative expenses and selling expenses decreased by 35.1% to Ps.3,092 million in 2002 from Ps.4,766 million in 2001.

The following table shows the breakdown of expenses.

	Twelve-Month Fiscal Year Ended December 31, 2002		Twelve-Month Period Ended December 31, 2001 (unaudited)
	(in millions of constant pesos as of December 31, 2002)
Salaries and social security taxes	428	13.9%	740	15.5%
Depreciation and amortization (1)	1,377	44.5%	1,380	29.0%
Fees and payments for services	563	18.2%	1,231	25.8%
Material consumption and other	84	2.7%	133	2.8%
Allowance for doubtful accounts	229	4.7%	558	11.7%
Sales costs(2)	32	7.4%	144	3.0%
Management fee	125	1.0%	242	5.1%
Other	254	8.2%	338	7.1%

Total	3,092	100%	4,766	100%

(1)	Excluding the portion corresponding to financial expenses.
(2)	Does not include in 2002 and 2001 operating expenses relating to the publishing of directories amounting to Ps.22 million and Ps.72 million, respectively.

Salaries and social security taxes decreased by 42.2% to Ps.428 million in 2002 from Ps.740 million in 2001. The variation was mainly due to a drop in real terms in salaries during 2002 as compared to 2001 and, excluding our subsidiary, a personnel reduction to 8,998 in 2002 from 9,410 in 2001.

Total depreciation and amortization decreased to Ps.1,377 million in 2002, from Ps.1,380 million in 2001. There was no material change in depreciation and amortization in real terms because of the effect of the restatement of our assets for inflation. The change was principally due to the amortization of the net book value of goodwill related to the internet business and to the completion of works in progress after December 31, 2001, the depreciation of which started as of such date, which was almost fully offset by the effect of assets that are no longer depreciated.

Fees and payments for services decreased by 54.3% to Ps.563 million in 2002 from Ps.1,231 million in 2001. The variation was basically generated by a reduction in service costs in real terms and a decrease in the use of these services due to Argentina’s economic crisis. In 2002, we experienced:

•	declines in advisory and consulting expenses by Ps.66 million, services related to information systems by Ps.65 million, sales commissions by Ps.43 million, costs related to related companies by Ps.49 million and temporary personnel costs by Ps.30 million;

•	decrease in interconnection charges with other operators of Ps.124 million due to a decrease of consumption and tariffs (in real terms) and lower access costs in the Northern Region of Ps.10 million;

•	expenses related to building renovation incurred during 2001 by Ps.26 million and other network maintenance costs for Ps.38 million;

•	expenses related to the directories publishing business for Ps.18 million, in part, due to directories distribution;

•	decrease in advertising expenses by Ps.145 million related to the completion of certain advertising campaigns carried out mainly in 2001; and

•	decreases in traveling, safety and communications expenses by Ps.22 million.

Material consumption and other costs decreased from Ps.133 million in 2001 to Ps.84 million in 2002, which represents a 36.8% decrease. This variation is primarily the result of lower consumption of materials.

The charge for the allowance for doubtful accounts decreased to Ps.229 million in 2002 from Ps.558 million in 2001. This represents a 59% decrease. The charge was 7.5% in terms of allowance for doubtful accounts over net revenues, equivalent to a 19% decrease compared to 2001. This decrease is primarily due to a decision made by us in 2001 to reassess the possible dates and instruments of payments of our receivables from Argentine government agencies (Ps.183 million overdue claims as of December 31, 2001), with due consideration given to the financial effect of such reassessment. The ensuing decrease was partially offset by a larger allowance for overdue accounts in fiscal 2002, as certain customer categories were particularly affected by the economic crisis in the country.

Sales cost decreased to Ps.32 million in 2002 from Ps.144 million in 2001, representing a 77.8% decrease. This decrease resulted mainly from the decrease in the sale of equipment and telephone accessories.

Management Fee

The Management Fee decreased 48.3% to Ps.125 million in 2002 from Ps.242 million in 2001 mainly due to the decrease in the operating loss/income before amortization and depreciation, which was Ps.1,377 million and Ps.1,380 million, amounts to of Ps.1,324 million in 2002 from Ps.2,580 million in 2001.

Other

Other operating costs decreased from Ps.338 million in 2001 to Ps.254 million in 2002, representing a 24.9% decrease. This variation was mainly due to the decrease in costs in real terms, particularly decreases in: (1) taxes by Ps.41 million, (2) transportation costs by Ps.18 million, (3) other personnel expenses by Ps.15 million, (4) commissions by Ps.21 million, (5) allowance for low inventory-turnover by Ps.15 million, since it was charged in 2001 and (6) insurance expenses by Ps.5 million. The effect of these decreases was offset by the charge of tax on checking account credits and debits in 2001, which was presented under operating costs (administrative expenses).

Other Expenses, Net

Other expenses, net decreased to Ps.152 million in 2002 from Ps.234 million in 2001, representing a decrease of 35%. Such decrease was mainly due to a decrease in charges in real terms. Most of the variation is due to employee termination costs, including severance, of Ps.80 million and a decrease in fixed assets retirements by Ps.16 million.

Financial Gains and Losses

Consolidated gross capitalized interest totaled Ps.8 million in 2002 and Ps.61 million in 2001. In 2002, capitalized exchange difference amounts to Ps.29 million. In 2002, financial losses on assets were Ps.725 million compared to a gain of Ps.68 million in 2001. We had financial losses on liabilities of Ps.2,511 million in 2002 compared to Ps.334 million in 2001. The variation was mainly due to the impact of the foreign exchange difference of the peso on the net monetary position in foreign currency, which, net of the result from the monetary gain/loss, amounted to a loss of Ps.2,454 million. In addition, the increase in the amount of interest from higher interest rates and the rate of exchange, in those cases in which interest was in foreign currency, led to an increased loss of Ps.683 million, net of monetary gain/loss, and a loss from the exposure to inflation of monetary assets and liabilities in pesos of Ps.58 million.

(Loss)/Income Before Income Tax and Net (Loss) Income From Spun-off Businesses and Net (Loss) Income for the Period

Income before income tax and before net (loss)/income from spun-off businesses was a gain of Ps.674 million in 2001 as compared to a loss of Ps.3,439 million in 2002. After an income tax charge of Ps.312 million and after a net loss from spun-off businesses of Ps.13 million in 2001, net income in 2001 was Ps.349 million as compared to a net loss of Ps.3,439 million in 2002.

Taxes

Income Tax and Minimum Presumed Income Tax:  When there is taxable income, we calculate the income tax charge by applying the legally stipulated tax rate to the taxable income for the year. We do not consider the effect of temporary differences between net income and taxable income for calculating income tax. See Notes 2.8 and 21 to the Consolidated Annual Financial Statements.

During 1999, Law No. 25,063 provided for the creation of a minimum presumed income tax that will be in effect for ten fiscal years. This tax is supplementary to income tax, because while the latter is levied on the year’s taxable income, minimum presumed income tax is a tax floor, calculated on the potential income from certain productive assets at a rate of 1% of the value of those assets as of the end of each fiscal year so that our tax liability will be the higher of these two taxes. However, should minimum presumed income tax be higher than income tax in any given fiscal year, the excess may be considered as a prepayment on account of any excess of income tax over minimum presumed income tax that may arise in any of the ten subsequent fiscal years.

Tax on Interest and Financial Cost of Corporate Indebtedness:  This tax applies at a 15% rate to interest and other financial expenses paid by the companies residing in Argentina as a result of loans granted by financial institutions under Law No. 21,526 or corporate bonds that are exempted under Law No. 23,576, and held by individuals or legal entities residing abroad or individuals residing in Argentina. As of December 12, 2000, Law No. 25,360 reduced the tax rate to 10% for the period January 1, 2001 through June 30, 2001 and to 8% from July 1, 2001, while Law No. 25,402 (published in the Official Gazette of January 12, 2001) reduced the tax rate to 6% for the period October 1, 2001, through December 31, 2001, to 4% for the period January 1, 2002 through March 31, 2002, and to 2% for the period April 1, 2002 through June 30, 2002. This tax was abrogated as from July 1, 2002 according to Law 25,402. This tax is deductible for income tax purposes.

Value-Added Tax:  VAT does not have a direct impact on our results of operations. VAT rates on revenues are 21%, 27%, 31.5% and 44.15%, depending on the type and tax situation of the customer. The weighted average rate for current customers is between 24% and 26% of revenues. Since April 10, 1995, banks have been required to withhold, on behalf of the Argentine government, 8% of VAT on the bills they collect on our behalf. The VAT actually deposited by us is the net amount resulting from the amount billed to customers minus the sum of the amounts withheld by banks and the amounts charged to us by our suppliers in connection with the purchase of goods and services.

Law No. 25,360 allows VAT credits generated by capital assets, depreciable assets or real property acquired after November 1, 2000 to be offset against other national taxes except social security, or their reimbursement to be requested, provided that such credits cannot be offset against VAT obligations arising out of business activities during a year, and on condition that the property of reference is still part of the taxpayer’s assets. Decree No. 493/01 established a 50% reduction of the capital goods VAT rate, and at the same time revoked certain exemptions (leasing of commercial real property and others). Law No. 25,717 as of January 10, 2003 suspended the possibility of compensation or reimbursement for such VAT credits.

Tax on Bank Checking Account Transactions

Law No. 25,413, a tax on bank checking account transactions, added a new tax of up to 0.6% on certain bank checking account debits and credits. The Argentine government was in charge of setting the definitive tax rate within the range authorized by Congress. The rate was set at 0.25% by Decree No. 380/2001 as of April 1, 2001, and it was subsequently increased to 0.4% by Decree No. 503, in force as of May 3, 2001. As of that date, 37.5% of this tax may be computed as payment on account of income tax, value-added tax, or tax on minimum presumed income. On July 31, 2001, Law No. 25,453 became effective. This law repealed certain exemptions and authorized this tax to be computed as payment on account of social security contributions (as well as toward the above-mentioned taxes). The Argentine government, through Decree No. 969/01, raised the tax rate to the maximum value allowed by law, and provided that 58% of the tax may be computed as payment on account of other taxes. Both would be effective as of August 1, 2001.

Subsequently, Decree No. 1676/01 reduced the computable tax to 10% effective as of January 1, 2002 and its computation on value-added and income tax. Finally, Decree No. 315/02 published on February 18, 2002 eliminated the 10% computation mentioned above.

Effective January 8, 2003, Law No. 25,722 extended the application of this tax through December 31, 2004.

Other Taxes:  The tax assessed on us to finance the activities of the Regulatory Authority is levied on total monthly revenues from us for the provision of telecommunications services, net of any applicable tax on the revenues. Amounts paid to other service providers for access charges are deductible as soon as such service provider pays the tax.

Decree No. 764/2000 approved the Rules for Universal Service which provide a subsidy mechanism for certain customer categories and zones considered of relatively high-cost for rendering basic telephone service, financed with a special contribution called “investment contribution commitment” of 1% of the revenues obtained from rendering the telecommunications services, net of any applicable tax. The tax is already accruing but the mechanism for receiving the tax amounts by the government and the assigning of subsidies has not yet been implemented by the Argentine government.

A “radioelectric rate” is also paid to the Regulatory Authority every four months in relation to radioelectric stations. We also pay provincial stamp taxes and other provincial and municipal taxes.

Tax Reform

Under Act 25,717, the effectiveness of the provision as relating to tax credits accruing on or after January 1, 2003 has been suspended until December 31, 2003.

Law No. 25,453, which became effective on July 31, 2001, granted the Argentine government the power to amend all aspects of the law necessary for adopting the criteria that determine when tax becomes due and payable (collection of billed amounts, including the tax payable thereon). As of the date of issuance of this Annual Report, the Argentine government has not used the granted powers.

Decree 263/02 amended Law No. 24,760 regulates invoices covering a credit sale which the debtor has acknowledged, which can be used by small and medium-sized companies as a security for bank credits (“Factura de Crédito”) and, effective May 1, 2002, included as a requirement for the computation of the tax credit that the seller, lessor, or service provider should issue the Factura de Crédito, when required to do so, and such invoice should be accepted by the buyer, lessee, or service beneficiary, or replaced by some of the payment methods provided by the same law. Administración Federal de Ingresos Públicos (Argentine Public Revenue Administration or “AFIP”) General Resolution No. 1,255, also effective May 1, 2002, regulated the system and established as a requirement for the computation of tax credits in agreed-upon cash payment transactions, payment within 15 calendar days of the earlier of delivery or completion of service or issuance of the invoice, or had a Factura de Crédito been issued, accounting for the receipt of the Factura de Crédito until the last business day of the month following delivery or completion of service.

These regulations were subsequently modified by Decree No. 1002/02 and General Resolution AFIP No. 1303 respectively, both of which became effective on July 1, 2002, making the regulations optional for companies with annual sales in excess of a certain amount; extending to 30 days the term to accept or replace the Factura de Crédito; clarifying the conditions for claiming fiscal credits; setting at Ps.500 the amount per transaction above for which the issuance of a Factura de Crédito is mandatory; and eliminating certain formalities, among other changes.

Social Security Contributions

As of July 1, 2001, Decree No. 814/01 increased to 16% the social security contributions related to the following subsystems: retirement, family allowance, employment fund and healthcare organization for retirees and pensioners. Contributions related to the healthcare organizations system were kept at 5%. At the same time, it provided that a percentage of such contributions, which varies depending on the geographic area where the payroll-employee work is performed, be calculated as a VAT credit. The net effect of both measures is zero with respect to the tariffs effective through December 31, 2001.

Law No. 25,453 raised, from August 1, 2001, the above rate from 16% to 20% for companies in the commercial and services sector.

Section 80 of Law No. 25,565 increased statutorily mandatory contributions to health plans from 5% to 6% and the unified contribution created by Decree No. 814/01 from 16% to 17% or from 20% to 21%, as appropriate, intended for the INSSJP (National Institute of Social Services for Retirees & Death and Disability Pension Beneficiaries).

Effective July 1, 2002, Decree No. 1273/01 established the payment of a non-remuneratory monthly amount of Ps.100 for employees covered by collective labor agreements, stipulating that such payment is subject to welfare fund and INSSJP deductions and contributions.

By Decree No. 2641/02, the Argentine government established a Ps.130 non-wage benefit, payable monthly, in substitution of the amount described above and otherwise identical to it, to be paid between January 1 and February 28, 2003, and a similar Ps.150 monthly payment to be made between March 1 and June 30, 2003.

Law No. 25,723, effective January 17, 2003, introduced changes to certain provisions of Decree No. 814/01 that are applicable to January 2003 employer contributions paid on or after February 1, 2003, reducing by 1.5% the available value-added tax credit on social security contributions and food vouchers. This change does not apply in geographical areas where the tax credit was over 7% before the amendment.

Following this amendment, value-added tax credits are no longer available on contributions made in respect of employees in the City of Buenos Aires and Greater Buenos Aires, while those for employees throughout the rest of the province of Buenos Aires and most of Argentina have been reduced by 1.5%, thus increasing net contributions.

Decree No. 1387/01 established that contributions—other than those due to the healthcare organization system and workers’ compensation system premiums—will be fully computable as a VAT credit as of April 1, 2003. Such compensation was eliminated by Decree 766/03 of April 2, 2003 for most companies, including us.

Turnover Tax

The rate of the tax on gross revenues depends on the jurisdiction in which revenue is generated and ranges from 2% to 6%. Operating revenues are shown net of turnover tax in our financial statements. Pursuant to Resolution No. 2,345/94, the National Telecommunications Commission required us, based on clause 16.9.3 of the Transfer Contract, to transfer to users the turnover tax rate reduction enforced by the City of Buenos Aires effective 1991.

While we met the requirement contained in the resolution by depositing in a special bank account Ps.5.2 million relating to amounts purportedly collected in excess and applying the required rate reduction, we also filed a motion for reconsideration and an appeal in the alternative against that resolution. The National Telecommunications Commission refused the remedy we sought in Resolution No. 1,513/95, as did the Ministry of Economy through Resolution No. 139/96, of which we were formally notified on January 30, 1996. On February 14, 1996, the National Telecommunications Commission issued Resolution No. 86/96, which provided that, in the first billing falling due on or after April 1, 1996, we should refund to owners of telephone lines in the City of Buenos Aires approximately Ps.8.0 million in principal and Ps.17.5 million in interest. While we have complied with the requirement, we disputed the procedure that the National Telecommunications Commission used to calculate the refundable capital and interest by filing (1) a motion for reconsideration and (2) an Ancillary Appeal, requesting that Resolution No. 86/96 be revoked. The National Communications Commission replied to the formal notice attaching a certified copy of National Communications Commission Resolution No. 84/99, which dismissed the request for reconsideration. A court considering our constitutional protection action then dismissed our suit and ruled that we bear court and legal costs. Subsequently, through Resolution No. 4,583/99, the Secretary of Communications dismissed the Ancillary Appeal against Resolution No. 86/96. In response, we then filed a motion for reconsideration against Resolution No. 4,583/99. On October 9, 2001, the Infrastructure Ministry refused the motion for reconsideration.

Province of Buenos Aires Turnover Tax

Law No. 12,727 of the Province of Buenos Aires increased the turnover tax rate by 30% as of July 1, 2001 for taxpayers who in 2000 paid more than Ps.200,000 of such tax. In the case of telephone service, this means raising the rate for the Buenos Aires Province to 4.55% from 3.5%.

The above rate was passed on by us through the tariffs applied to customers receiving service in the Province of Buenos Aires, under the tax stability rules of the regulatory framework.

The extension of the emergency increase into fiscal year 2002 has been declared by the Revenue Bureau for the Province of Buenos Aires. Tax legislation for 2003 has excluded telephone services from the scope of application of this incremental emergency rate (which would have brought the tax rate up to 4.55%) but simultaneously increased the tax rate to 4.60%.

Modification of Argentine GAAP

Effective December 8, 2001, the Governing Board of FACPCE approved Technical Resolutions 16, 17, 18, and 19 introducing changes in Argentina GAAP relating to valuation and disclosure. On December 21, 2001, these resolutions were adopted, with certain amendments, by CPCECABA to become mandatory for the preparation of financial statements covering fiscal years beginning on or after July 1, 2002. In addition, on April 5, 2002, the FACPCE Governing Board issued Technical Resolution No. 20, “Derivative financial instruments and hedging transactions”, which was subsequently adopted by CPCECABA on October 30, 2002, again with certain amendments. The provisions contained in this resolution are applicable beginning January 1, 2003.

These new rules were approved, with certain amendments, by the CNV in Resolution 434/03 dated January 14, 2003, to be applied to the preparation of financial statements for years commencing on or after January 1, 2003. The CNV resolution allows for anticipated adoption of those rules.

These changes, as they apply to us, primarily require that:

•	certain receivables and payables be booked at a discounted value;

•	derivative instruments be booked at their fair value;

•	the mandatory adoption of the deferred tax method be used for income tax booking purposes; and

•	(a) reporting by segment, (b) reporting of earnings per share and (c) presenting comparative accounting information for interim periods.

Note 2.8 to the Consolidated Annual Financial Statements describes certain changes to Argentine GAAP that will be in effect as from the next fiscal year. Implementation of the new rules will imply the adoption, for Argentine GAAP purposes, of certain principles that are also in accordance with U.S. GAAP and currently result in reconciling items or additional disclosures. The effect under Argentine GAAP of the adoption of the new rules, considering the modifications introduced by the CNV in its recent adoption as ruled on January 14, 2003, is currently under analysis by our management and could result in a material effect on our consolidated financial statements under Argentine GAAP for the next fiscal year.

Subsequently, effective February 5, 2003, the FACPCE approved Technical Resolution No. 21, which replaced Technical Resolutions Nos. 4 and 5, indicating information about related companies to be included in financial statements. On February 18, 2003, the CPCECABA approved the above mentioned Technical Resolution, for the fiscal year beginning on April 1, 2003.

Results of Operations in Accordance with U.S. GAAP

The main differences between net income calculated in accordance with U.S. GAAP and with Argentine GAAP are described in Note 21(b) to the Consolidated Annual Financial Statements. Operating loss/income in accordance with U.S. GAAP amounted to an income of Ps.235 million in 2002, an income of Ps.584 million in 2001 and an income of Ps.710 million in 2000. Income before income tax and minority interest in accordance with U.S. GAAP amounted to a loss of Ps.3,406 million, a gain of Ps.422 million in 2001 and a gain of Ps.541 million in 2000. After an income tax charge in accordance with U.S. GAAP of Ps.48 million in 2002, Ps.149 million in 2001 and Ps.203 million in 2000, a loss for the cumulative effect of changes in accounting principles of Ps.72 million in 2001 and a gain on minority interest of Ps.1 million in 2000, net income in accordance with U.S. GAAP amounted to a loss of Ps.3,454 million in 2002 a gain of, Ps.201 million in 2001 and a gain of Ps.339 million in 2000.

U.S. GAAP adjustments to net income mainly relate to the following:

1)	The difference between net income under U.S. GAAP and Argentine GAAP for 2002 was also affected by: (a) the devaluation effects of the Argentine peso of a loss of Ps.1,400 million that were recognized in the three-month fiscal year ended December 31, 2001 under U.S. GAAP, and (b) the net effect during the year of the deferral of new installation revenues and amortization of net revenues deferred under the provisions of Staff Accounting Bulletin (“SAB”) 101 of Ps.16 million. These effects were compensated by: (a) the reversal of inflation restatement and monetary results under U.S. GAAP (see note 21.b.1) of Ps.1,325 million, (b) expensing under U.S. GAAP of capitalized cost of refinancing of debt of Ps.13 million, (c) the expensing under U.S. GAAP of capitalized exchange differences of Ps.12 million and (d) the additional loss caused by the valuation of the derivatives instruments at fair value of Ps.30 million.

Net income under U.S. GAAP for 2001 was influenced by the effects of implementing Staff Accounting Bulletin 101, which were: (1) a loss corresponding to the recognition of the cumulative effect as of the beginning of the year amounting to Ps.111 million (before tax); and (2) the net effect during the year of deferral of new installation revenues and amortization of net revenues deferred as of the beginning of the year.

2)	The adjustments for deferred income tax changed to a loss of Ps.48 million in 2002 from a gain of Ps.60 million in 2001 and from a loss of Ps.1 million in 2000.

•	In 2002, the change was mainly due to the creation of a valuation allowance for the net deferred tax assets as of the year-end which included a minimum presumed income tax credit. The creation of the allowance amounting to Ps.1,738 million was the result of the estimation, considering the effects of the economic environment and the effects of the devaluation described in Notes 11 and 14 to the Consolidated Financial Statements, of the probability of future recoverability of the net tax assets mainly resulting from the income tax loss carry forward generated by the effect of the devaluation in taxable results.

•	In 2001, the change was mainly due to an increase in deferred tax assets due to greater charges during fiscal year 2001 to reserves and allowances that are not yet deductible for income tax purposes, to the increase of income tax loss carryforward of Telefónica Comunicaciones Personales until our spin-off and the increase in tax loss carryforward of Telinver, and, mainly, to the implementation of SAB 101 (which tax effect as of the year-end amounts to Ps.23 million), explained below. These effects are partially offset by the effect on the difference between the tax and book basis of fixed assets (tax liability) of an increase in additions of fixed assets items, which are depreciated for book purposes in periods subsequent to our tax deductibility.

B.  Liquidity and Capital Resources.

Sources of Funds

Historically, we maintained high levels of liquidity generated by cash flow from operations, access to capital markets and bank credit lines. Since the beginning of the Argentine crisis in December 2001 we have suffered significant constraints on our liquidity, and we have not been able to access new sources of financing. As a result, we have relied on cash flow from operations and the willingness of our creditors, including our affiliates, to roll over our short-term debt and to grant us waivers from covenant defaults. We exchanged most of our notes due in 2002 for notes due 2006, which may be redeemed by the holders in 2004 under certain conditions.

In light of recent macroeconomic developments in Argentina, and the negative impact that such macroeconomic events had on our financial condition, we are unable to access the capital markets, and third-party financing sources, both domestically and internationally, are no longer available in amounts sufficient to enable us to meet our debt obligations. In addition, as a result of the devaluation of the peso and the pesification of our tariffs at a rate of

Ps.1.00 per U.S.$1.00, our internally generated funds alone are not sufficient to meet our short-term debt obligations. Furthermore, we are unable to determine whether the current macroeconomic environment in Argentina will worsen in the short-term and further harm our ability to meet our current and future debt obligations.

In 2003 and 2004, we have significant liabilities coming due that need to be refinanced. In addition, Argentina is operating under exchange controls, which could affect, although to date it has not, our ability to pay our liabilities. See “Risk Factors—Risks Relating to the Current Economic Crisis in Argentina—Exchange controls may prevent us from servicing our foreign currency-denominated debt obligations”. Also, a further decline in the peso/U.S. dollar exchange rate would have a significant negative impact on the amount of cash we would have available and our ability to service our dollar-denominated liabilities.

Cash Provided by Operating Activities.  Cash flow from operations was Ps.808 million in the fiscal year ended December 31, 2002. Cash flow from operations declined in 2002 compared to 2001 as a direct result of the decrease of our revenues in real terms and higher interest expense in peso terms due to the devaluation. We instituted strong operating working capital and cost controls when the crisis hit Argentina. We reduced current assets, not including cash and short term investments, mainly by reducing accounts receivable. See “—Factors Affecting our Consolidated Results of Operations–Overview”.

Cash Flows from Continuing Investing Activities.  In the fiscal year ended December 31, 2002, we made capital expenditures of Ps.135 million. All amounts are net of amounts financed by trade, bank and financial payables. We decreased substantially our capital expenditures in 2002 compared to historical levels as a response to the economic crisis in Argentina whereby we focused on conserving cash resources in the face of severe liquidity constraints. As a result we reduced capital expenses rapidly and invested only in those projects that generate cash flow in the near term and those that were deemed to be high priority. See “—Overview”.

Cash Flows from Continuing Financing Activities.  In the fiscal year ended December 31, 2002, cash used in continuing financing activities was Ps.421 million, of which Ps.408 million represented a net decrease in bank and financial liabilities. Our outstanding foreign currency indebtedness was reduced from an equivalent of U.S.$1,934 million at the beginning of 2002 to U.S.$1,842 million at the end of 2002. In addition, we paid no dividends in 2002. We received no new financing in 2002 but we were able to refinance U.S.$100 million of our notes due 2002 for U.S.$71 million of our notes due 2006.

Investments in Fixed Assets and Capital Expenditures

The following table contains a breakdown of our capital expenditures.

	Twelve-Month Fiscal Year Ended December 31, 2002(1)	Three-Month Fiscal Year Ended December 31, 2001	Three-Month Period Ended December 31, 2000 (unaudited)	Twelve-Month Fiscal Year Ended September 30, 2001	Twelve-Month Fiscal Year Ended September 30, 2000(2)
	(in millions of constant pesos as of December 31, 2002)(3)
Land, buildings and equipment	4	33	9	76	207
Transmission and switching equipment	73	76	78	319	340
External plant	20	52	50	240	325
Telephone equipment	14	24	28	105	122
Materials	10	—	4	61	63
Other	29	23	7	83	79

Total(4)	150	208	176	884	1,136

(1)	Net of Ps.29 million of capitalized exchange difference.
(2)	Includes Ps.13 million of Startel’s assets merged into us.
(3)	Allocation of construction in process and prepayments to vendors to each line item have been estimated
(4)	In 2002, includes Ps.15 million financed by trade financed by trade, bank and financial payables. In September 30, 2001, and 2000 includes Ps.40 million and Ps.180 million, respectively, financed by trade, bank and financial payables.

As of December 31, 2002, fixed assets relating to our telecommunications business amounted to Ps.8,402 million and these fixed assets were valued by calculating their recoverable value using our best estimate of future cash flows from our telecommunications business, considering current information and future telephone service rates estimates. However, owing to the uncertainty regarding the evolution of regulatory tariffs to be derived from the pending negotiation with the Argentine government, the recoverability of the book value of fixed assets as of December 31, 2002 in the amount of Ps.8,402 million will depend on the outcome of these negotiations. Future capital expenditures are expected to be financed out of operating cash flow.

Our major network capacity expansion and/or enhancement projects in 2002 included:

•	In the Southern Region: a project of activation of newly installed lines, focusing on achieving full-capacity utilization on plant addition and existing network capacity. During fiscal year 2002, we have invested Ps.12.3 million, installing approximately 168,000 newly installed lines.

•	In the Northern Region: construction of fixed wireless networks equipped to provide symmetric and asymmetric voice services, at a total investment cost over five years of U.S.$146 million, and providing for 142,000 lines. This project was commenced in December 1999. During fiscal year 2002, we have invested approximately Ps.24.5 million on this project, providing 30,300 lines.

•	ADSL: a high-speed local access service that affords customers a permanent wide-band connection to access internet service providers. The aggregate estimated cost of this project during fiscal year 2002 was Ps.2.6 million. As of December 31, 2002, we had approximately 34,000 lines in service.

•	Other: Our additional capital expenditure projects include the expansion of the transmission network (including local, multiple-area, domestic long-distance, and submarine cable traffic). Expenditures for these expansions are estimated each year. At December 31, 2002, we had constructed approximately 16,727 kilometers (10,389 miles) of an optical fiber network, of which 4,959 kilometers (3,080 miles) are in the Northern Region, for domestic long-distance transmission between major cities and another optical fiber network for transmission between local exchanges. During the fiscal year 2002, we invested Ps.4.7 million in the network.

We plan to continue those projects that are required to maintain the quality of our services, generate cash flow in the near term and those that we deemed to be high priority.

Dividends

On October 23, 2001, March 12, 2001, July 21, 2000 and November 15, 1999, the Board of Directors approved the use of the reserve for future dividends to distribute dividends in the amount of Ps.327 million, on each date (in constant pesos as of December 31, 2002). No dividends were declared or distributed during the fiscal year ended December 31, 2002.

Various shareholders’ meetings authorized the setting aside of a reserve for future dividends, that would be at the Board of Directors’ disposal to pay cash dividends, at the Board’s discretion. However, as we have accumulated losses, our Board of Directors would not currently be able to use the reserve to pay cash dividends until such accumulated losses are absorbed.

Debt

We and Telinver have outstanding as of December 31, 2002 the following major indebtedness:

•	11.875% Notes due 2004 with U.S.$300 million outstanding;

•	9.875% Notes due 2006 totaling U.S.$71 million outstanding, which may become due on July 1, 2004, if, as of July 1, 2004, our 11.875% Notes due 2004, and any other indebtedness incurred to refinance such notes that matures prior to July 1, 2006, exceeds 30% of the initial aggregate principal amount of our 11.875% Notes due 2004;

•	9.125% Notes due 2008 totaling U.S.$368.5 million outstanding;

•	short-term and long-term bank and other financial institution financing outstanding totaling an equivalent of U.S.$64.1 million and U.S.$133.5 million, respectively; and

•	U.S.$891 million in short-term intercompany loans.

As of December 31, 2001, our consolidated debt in foreign currency was the equivalent of U.S.$1,934 million. As of December 31, 2002, this amount has decreased in terms of U.S. dollars to the equivalent of U.S.$1,842 million, but has increased in pesos to Ps.6,208 million due to the impact of the devaluation of the peso during 2002. The exchange difference during the year on our net monetary position in foreign currency, net of our exposure to inflation, amounted to a loss of Ps.2,454 million. As of December 31, 2002, consolidated current assets in foreign currency were lower than our consolidated current liabilities in foreign currency by the equivalent of U.S.$865 million (Ps.2,915 million).

See Notes 13 and 14 of our Consolidated Annual Financial Statements.

We have received from a foreign financial institution a credit facility for an amount of U.S.$12 million, which is due for payment in the long term under the originally agreed conditions. Due to certain covenants included in the loan agreement and the Argentine economic crisis, the creditor was entitled to declare, upon expiration of the stipulated grace period, the outstanding amount immediately due and payable. We have requested from the creditor a specific waiver regarding the covenant defaults, and it was obtained with respect to the financial statements as of December 31, 2002. We have classified that amount as current in the Consolidated Annual Financial Statements.

Related Party Indebtedness

As of December 31, 2002, Telinver and we owed approximately Ps.3.0 billion (U.S.$891 million) to Telefónica Internacional. During 2002 we (not including Telinver) decreased our total debt with related parties by approximately U.S.$34 million, having paid a total of approximately U.S.$84 million in principal (including U.S.$55 million of previously capitalized interest). We have made these payments either directly to Telefónica Internacional or by assignment to related parties, mainly Cointel.

During 2002, most of our debt with related parties has been rolled over on a monthly basis and bear an average of approximately 9.5% interest rate. These agreements established the usual commitments for these kinds of transactions, including (1) such debt will be pari passu with all of our other debt, (2) establish that the creditor may accelerate the debt if there are changes in our equity, economic and financial situation that due to their adverse nature may affect our capacity to comply with the obligations assumed in the agreements or if there are restrictions that may limit our capacity to repay our debts, (3) give this creditor the benefit of any financial covenant we have with any other creditor, (4) allows the creditor to make assignments, and (5) acceleration clauses that would be triggered in the event of certain court or out-of-court proceedings being initiated against us or any of our material subsidiaries which may result in an attachment or auction of assets exceeding a certain percentage of our shareholders’ equity or that of our material subsidiary.

Telefónica Internacional has advised us in writing, that until September 20, 2003, it waives certain covenant defaults subject to certain conditions and that until that date it will not accelerate our loan on the basis of the effects of the Public Emergency Law. This waiver does not constitute a roll over through the date of the waiver. See Item 3: “Key Information—Risk Factors”.

Contractual Obligations and Commercial Commitments

The following table represents our contractual obligations and commercial commitments as of December 31, 2002:

	Payments due by Period (Millions of pesos)
	Total	Less than 1 year	1-3 years	3-5 years		After 5 years
Contractual obligations
Debt	7,182	3,474	1,661	585	(1)	1,462
Capital lease obligations	—	—	—	—		—
Operating leases	—	—	—	—		—
Unconditional purchase obligations	—	—	—	—		—
Other long-term obligations(2)	825	637	51	44		93

Total contractual cash obligations	8,007	4,111	1,712	629		1,555

Commercial Commitments
Lines of credit	—	—	—	—		—
Standby letters of credit	—	—	—	—		—
Guarantees(3)	67.5	67.5	—	—		—
Standby repurchase obligations(4)	17	—	—	17		—
Other commercial commitments(5)	163	65	72	26		—

Total commercial commitments	247.5	132.5	72	43		—

(1)	Includes U.S.$71 million principal in corporate bonds, due July 2006. Under their terms, holders may demand that bonds be redeemed after July 1, 2004 under certain circumstances.
(2)	Includes Ps.219 million in liabilities in foreign currency as of December 31, 2002.
(3)	Guaranty of a performance bond for Telefónica Comunicaciones Personales with the Argentine government for U.S.$22.5 million then pesified and another performance bond for which we are jointly and severally liable with Telecom in the amount of Ps.45 million. See Note 16.2 of our Consolidated Audited Financial Statements.
(4)	IBM Contract. See Note 10.1 of our Consolidated Annual Financial Statements. See Item 10: “Additional Information—Material Contracts”.
(5)	Includes Ps.53 million principally related to certain frame agreements, which we will use in accordance to our needs.

Bank and financial debt includes principal and interest. A sizable portion of this debt bears interest at variable rates, consequently, we estimated interest payable based on interest rates in effect at December 31, 2002. Actual interest payments may significantly differ from these estimates on account of interest rate fluctuations. In addition, 99% of these obligations are foreign-currency debt, and therefore principal and interest payments are presented based on exchange rates in effect at December 31, 2002. Actual value in pesos of future foreign currency debt payments may significantly differ from these estimates due to exchange rate fluctuations. The potential effect of future inflation has not been considered either.

Exposure to Foreign Exchange Rates

Approximately 99.9% of our total financial and bank payables consist of foreign currency denominated debt. Peso amounts reflect the Ps.3.37 per U.S.$1.00 exchange rate effective on December 31, 2002. As of December 31, 2002, our exposure to currency fluctuations amounted to Ps.6,208 million, representing U.S. dollar-denominated debt and other foreign currency debt. See Notes 2.2 and 22.g of our Consolidated Financial Statements. As of December 31, 2002, we also had the equivalent of approximately Ps.219 million of trade and other payables denominated in foreign currencies. Of that total amount, approximately Ps.179 million or 81.7% are denominated in U.S. dollars. Approximately 59.4%, or Ps.591 million, of our trade and other receivables and investments as of December 31, 2002 are denominated in foreign currencies.

In September 1999, we entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the yen/U.S. dollar exchange rate in connection with our 8.8 billion Japanese yen loan granted by the Export-Import Bank of Japan (currently the Japanese Bank of International Cooperation). The loan matures in February 2011 and accrues interest at a rate of 2.3% per annum. The swap agreement provides for a fixed exchange rate of 104.25 yen per U.S. dollar. The interest rate paid to Citibank N.A. under the swap agreement during the term of the loan is 7.98% per annum. As of December 31, 2002, the amount of the related liability, taking into account the effect of the swap and the additional interest accrued, amounts to U.S.$86 million.

Additionally, in December 1999, we entered into a second foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the euro/U.S. dollar exchange rate in connection with our net position of assets and liabilities in euros, including the balance of the loan granted by Instituto Centrale Per il Credito a Medio Termine (the “Mediocredito Centrale”). The Mediocredito Centrale loan matures in November 2014 and accrues interest at a rate of 1.75% per annum. The swap agreement is in effect through November 2007 and provides for a fixed exchange rate of 0.998 euros per U.S. dollar. The interest rate paid to Citibank N.A. during the term of the loan is 2.61% per annum. See Item 11: “Quantitative and Qualitative Disclosures About Market Risk” for important information concerning exposure to foreign currency exchange rate changes.

The swap agreements with Citibank establish, among other typical provisions for this type of transactions including acceleration upon the failure to pay financial debts for amounts in excess of 2% of our shareholders’ equity.

Credit Ratings

On January 21, 2002, the Standard & Poor’s credit rating agency downgraded our foreign currency credit rating, and many other Argentine companies’ ratings, to “SD” or “selective default”. This revision reflected Standard and Poor’s view that these companies, including us, will find it “impossible” to meet some of their foreign currency obligations in a timely manner, due to sovereign-induced constraints prevailing at that time.

On May 30, 2002, Moody’s downgraded our long-term foreign currency debt ratings to “Ca” after the announcement of our bond exchange.

Our Euro Medium Term Note Program, under which our outstanding 9.875% Notes due 2006 and our 9.125% Notes due 2008 were issued, is currently rated “CC”, or Currently Highly Vulnerable, by Standard & Poor’s under its global scale, “raBB” by Standard & Poor’s under its national scale and “B+” and “CC” by Fitch under its national and international scale, respectively. Both Standard & Poor’s and Fitch have lowered their initial ratings of our Program to such ratings based on increased refinancing risk after the devaluation of the Argentine peso, the government-mandated pesification and freeze of tariffs, and the harsh macroeconomic conditions in Argentina.

Credit Risk

Our only significant concentration of credit risk as of December 31, 2002 and 2001 was with all levels of government in Argentina (federal, provincial and municipal governments and governmental agencies). Trade receivables from the Argentine government amounted to Ps.74 million, Ps.225 million and Ps.201 million, as of December 31, 2002, September 30, 2001 and September 30, 2000, respectively (in constant pesos as of December 31, 2002). The percentages of net revenues derived from services rendered to the Argentine government were 3.5%, 3.9% and 4.4% for the years ended December 31, 2002, September 30, 2001 and 2000, respectively.

Of the balances as of December 31, 2002 that were not yet collected as of the date of this Annual Report, approximately Ps.56 million was past due. On the basis of our current collection efforts and the information available as of the date of this Annual Report about Argentina’s future economic perspectives, our management has estimated the terms and conditions of any possible collection of the receivables from the Argentine government.

The estimated financial effects of the possible deferral of collections from the Argentine government have been considered to determine the allowance for doubtful accounts as of December 31, 2002. The portion of booked net value related to those receivables that we estimated will be collected over twelve months has been classified as noncurrent as of December 31, 2002.

C.  Research and Development, Patents and Licenses.

We do not incur any research and development expenses. We hold no material patents and do not license to others any of our intellectual property. In connection with our provision of telecommunication services, we plan infrastructure development based upon present and projected future demand of such services. We acquire the necessary technology, including equipment, from third parties.

D. Trend Information.

See “Item 5: “Operating and Financial Review and Prospects—Factors Affecting Our Consolidated Results of Operations—Effects on Our Results of Operations in Future Periods”.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A. Directors and Senior Management.

Our management consists of a Board of Directors. Our bylaws (Estatutos Sociales) provide for a Board of Directors consisting of no fewer than three and no more than eight directors and an alternate director for each sitting director. Our shareholders have currently fixed the number of directors and the number of alternate directors at eight. Each alternate director may attend meetings of the Board of Directors and vote in the absence of the director for whom he or she is acting. Directors and alternate directors are elected at the annual ordinary meeting of shareholders to serve one-year renewable terms.

The Class A shareholders have the right to appoint up to six directors and six alternate directors. The Class B shareholders have had the right to appoint one director and one alternate director unless there are six or more directors, in which our Class B Shareholders shall be entitled to appoint two directors and two alternate directors. The Board of Directors appoints a Secretary to the Board of Directors.

Our current directors and alternate directors are not independent as defined in Resolution No. 368 of the CNV. Under such resolution a director is not independent if any of the following apply:

•	the director is also a director of the controlling shareholder or any other entity controlled by or related to the controlling shareholder of the issuer;

•	the director is also a director of another entity, any of whose shareholders is also a shareholder of the issuer or its controlling entity or any other entity controlled by or related to the later;

•	the director provides, or belongs to a professional corporation or association which provides, professional services to or receives any form of remuneration or fees from the issuer or its controlling entity or any other entity controlled by or related to the latter; and

•	the director provides, or belongs to a professional corporation or association which provides, professional services to or receives any form of remuneration or fees from another entity, any of whose shareholders is also a shareholder or the issuer or its controlling entity or any other entity controlled by or related to the latter.

The following is a list of the members of the Board of Directors and the Secretary to the Board of Directors as of the date of this Annual Report:

Name	Position	Date of Appointment	Appointing Affiliate
Miguel Angel Gutiérrez	Chairman	2002	Telefónica Internacional
Antonio Viana-Baptista	Vice Chairman	1998	Telefónica Internacional
Carlos Fernández-Prida Méndez Nuñez	Director	1997	Telefónica Internacional
Jacinto Díaz Sánchez	Director	2000	Telefónica Internacional
Alfredo Jorge MacLaughlin	Director	2002	Telefónica Internacional
Mario Eduardo Vázquez	Director	2000	Telefónica Internacional
José María Alvarez-Pallette López	Director	2002	Telefónica Internacional
Guillermo Harteneck	Director	2001	Telefónica Internacional
Santiago Tomás Soldati	Alternate Director	1992	Telefónica Internacional
Gaspar Ariño Ortiz	Alternate Director	1997	Telefónica Internacional
Javier Benjumea Llorente	Alternate Director	1998	Telefónica Internacional
Juan Ignacio López Basavilbaso	Alternate Director	2000	Telefónica Internacional
Juan Carlos Ros Brugueras	Alternate Director	2000	Telefónica Internacional
Luis Ramón Freixas Pinto	Alternate Director	2000	Telefónica Internacional
Manuel Alfredo Alvarez Trongé Zinder	Secretary	2002	Not applicable

Set forth below are brief biographical descriptions of our directors.

Miguel Angel Gutiérrez, 44, joined us in 2002 as Chairman of our Board of Directors and has dual Argentine and Spanish citizenship. He joined Morgan Bank in December, 1980. In 1989, he became Financial Director and member of the Management Committee at the Buenos Aires office. In 1991, he was appointed Financial Director and member of the Management Committee at the Madrid office. In 1992, he participated in the Contribution Enhancement Project—Global Markets/GTO and in 1993, he became a member of the Steering Committee appointed to analyze J.P. Morgan’s business strategies for Asia. At J.P. Morgan, he held positions as Head of Emerging Markets, Sales Trading, and Research Worldwide, Head of Global Emerging Markets Proprietary Trading, and Co-Head of the Latin American Region, Head of Local Markets for Latin America, Central Europe, and Emerging Asia. In September 2000, he was appointed Co-Head of Global Emerging Markets by JP Morgan Chase & Co.

Antonio Viana-Baptista, 45, is the Vice Chairman of our Board of Directors. He is a citizen of Portugal. He is an economist who graduated from Universidad Católica, Lisbon, in 1980. He obtained a postgraduate degree in European economy at Universidad Católica in 1981, and an MBA with Honors and Distinctions at the INSEAD, Fountainebleau, in 1983. He held a position as Executive Advisor at Banco Portugués de Investimento and was a principal partner at McKinsey & Company’s offices in Madrid and Lisbon.

Carlos Fernández-Prida Méndez Nuñez, 58, has been a member of our Board of Directors since May 1997, serving as Chairman from July 1998 to February 2002. He is a Spanish citizen and holds an engineering degree from Universidad Politécnica of Madrid, a Chemical Sciences degree from UNED, and a diploma in Managerial Functions and Business Administration from Escuela Superior de Administración de Empresas, of Madrid. He held a teaching position between 1968 and 1981 at Universidad Politécnica of Madrid.

Jacinto Díaz Sánchez, 52, currently serves as a member of our Board of Directors. He has dual Spanish and Chilean citizenship and holds a law degree. At Telefónica, he was Director of Operations Services and also Director of Operating Systems for two years. In Chile, he was Vice President of ENTel and served for six years as General Manager at CTC Chile. He held the position of Managing Director at Atento Holding S.A. (a Telefónica company) for one year, and is now Managing Director for Telefónica Latinoamericana.

Alfredo Jorge MacLaughlin, 60, currently serves as a member of our Board of Directors. He is an Argentine citizen and a lawyer who graduated from Universidad de Buenos Aires. He studied Political Economy at Oxford University, England. His track record includes an officer position in the Research and Projects section of the United Nations Program for Development. He served as Secretary of Economy of the City of Buenos Aires and as advisor to the Argentine Ministry of the Economy. He held director positions at Edenor, Edesur, Banco Hipotecario Nacional, Deutsche Bank, Morgan Grenfell plc., and CTI.

Mario Eduardo Vázquez, 67, is a member of our Board of Directors. He is an Argentine citizen and holds a degree in accountancy and economy. For 33 years, he practiced at Pistrelli, Diaz y Asociados, the member firm of Arthur Andersen & Co. in Argentina, where he was a partner for 23 years, in charge of Argentine operations for over 20 years. He was actively involved in the reforming of the Argentine government administration, the deregulation of the economy, and the privatization of YPF S.A. and the telephone, gas, and water utilities.

José María Álvarez-Pallette López,39, is a member of our Board of Directors and a Spanish citizen. He holds a degree in business administration from the Universidad Complutense of Madrid; he also pursued studies on Business Administration at the Université Libre of Belgium. He joined Telefónica in February 1999 as CFO of Telefónica Internacional. In September 1999, he held the position of Corporate CFO at Telefónica, S.A. Since July 2002, he has been the CEO of Telefónica Internacional. In addition, he holds the positions of Representative of Telefónica as Advisor of TPI, Advisor of Inmobiliaria Telefónica, and Advisor of Telefónica de Argentina.

Guillermo Harteneck, 74, is a member of our Board of Directors and an Argentine citizen. He holds a degree in accountancy and business administration from the School of Economics of the Universidad de Buenos Aires, as well as a Master of Science in Economics from Baylor University, Texas. Until May 2000, he served as chairman of the executive committee of IOSCO, the International Securities Organization. During his extensive professional life, he held positions as statutory auditor and director at many leading Argentine companies. He is an associate professor at the School of Economics, Universidad de Buenos Aires.

Santiago Tomás Soldati, 60, is an alternate member of our Board of Directors and an Argentine citizen. He obtained a PhD in Economics from the University of Fibourg, Switzerland. He is a member of the board of Universidad Di Tella, the Institute of the Americas (La Jolla, California), and the Council for International Relations. He currently presides over the Fundación para la Modernización del Estado (“Foundation for the Modernization of the State”), and is Vice President of Fundación Invertir and a member of CEA (the “Argentine Business Roundtable”), CEAL (the “Latin American Business Council”), CEADS (the “Argentine Business Council for Sustainable Development”), FIEL, and Junior Achievement Argentina.

Gaspar Ariño Ortiz, 67, is an alternate member of our Board of Directors and a Spanish citizen. He is a founding partner of Ariño y Amolguera Abogados. He obtained his law degree from Universidad de Valencia and a PhD in law from Universidad de Madrid. He is Associate Director of Administration Studies, Associate Professor of the School of Law, Madrid, and an Administrative Law professor. He is a practicing lawyer admitted to the bar in Madrid, Valencia, Toledo and other cities in Spain.

Javier Benjumea Llorente, 50, is an alternate member of our Board of Directors and a Spanish citizen. He obtained a degree in Economics and an MBA in Senior Business Management. He joined Abengoa S.A. in 1980 as assistant to the President. In 1986, he was appointed Delegate Advisor, and was later appointed President in 1991. He is co-trustee at Fundación Focus-Abengoa, a member of the Board of Directors and co-trustee of Fundación Universitaria Comillas-ICAI, and a member of the Academy of Social and Environmental Sciences, among other positions.

Juan Ignacio López Basavilbaso, 48, is our CFO and an alternate member of our Board of Directors and an Argentine citizen. He is an engineer and holds a business postgraduate degree from the University of California at Berkeley. He joined the Finance Department of Telefónica de Argentina in 1990, and was responsible for financial planning and capital markets until the end of 1994. He later served International Businesses Director of Telintar and acted as advisor to the general manager of Multicanal. He was appointed Finance Director of Telefónica de Argentina in April 1998, and since 1999 he has been our Chief Financial Officer. Before joining us, he worked in the corporate banking department of Citibank in Buenos Aires.

Juan Carlos Ros Brugueras, 41, is an alternate member of our Board of Directors and a Spanish citizen. He holds a law degree from Universidad Central of Barcelona and was admitted to the Ilustre Colegio de Abogados de Barcelona (the “Barcelona Bar”) in 1985. Until 1989, he practiced law at a leading Barcelona law office. From 1988 to 1999, he was resident partner of a Spanish law office in London. Between 1990 and 1997, he was a partner at a leading Barcelona law office and served as legal counsel and secretary to the board of directors of several Spanish and foreign businesses and companies.

Luis Ramón Freixas Pinto, 59, is an alternate member of our Board of Directors. He is an Argentine citizen and a civil engineer who graduated from Universidad de Buenos Aires; he also completed the Senior Business Management Program at IAE, an affiliate of IESE at the Universidad de Navarra, Spain. In 1978, he joined Dragados y Construcciones, a leader of its industry in Spain, where he worked during one year. He was then employed by Dragados y Construcciones Argentina S.A. and was in charge of production, administration, human resources, commercial and finance. In 1993, he accepted a position as General Director of Autopistas del Sol S.A. He has become involved in a variety of community-related activities, and is at present a member of the Asociación Cristiana de Empresarios (the Christian Association of Executives), where he previously held a position in the Administration Committee. He is a director of Fundación Por Pilar.

Manuel Alfredo Alvarez Trongé Zinder, 45, is the Secretary of our Board of Directors and is our General Counsel. He is an Argentine citizen and a lawyer who graduated with Honors from Universidad de Buenos Aires. He is an expert in corporate law, business and management, oil & gas and negotiation. He worked as a lawyer at the Superintendencia de Seguros de la Nación (the National Superintendence of Insurance) and served as Counsel of the Ministry of Justice of Peru and a Legal Manager of Perez Companc S.A. He is also a professor at Austral, Saint Andrews and Buenos Aires Universities, among others. He is the author of publications and books including Técnicas de Negociación para Abogados and Abogacía de Empresas y Cambio. He is a member of the American

Corporate Counsel Association of Washington, D.C., Founder and Director of Asociación AIE Abogados Internos de Empresas and Arbitrator at the American Arbitration Association (AAA, New York).

Human Resources and Corporate Reputation Committee

The Board of Directors appointed as members of the Human Resources and Corporate Reputation Committee Carlos Fernández-Prida, Mario Eduardo Vázquez and Santiago Tomás Soldati. See Item 10: “Additional Information—Corporate Governance—Other Corporate Governance”.

Audit and Control Committee

The Board of Directors appointed as members of the Audit and Control Committee Alfredo Jorge MacLaughlin, Guillermo Harteneck and Luis Ramón Freixas Pinto. See Item 10: “Additional Information—Corporate Governance—Other Corporate Governance”.

Supervisory Committee

The Supervisory Committee is primarily responsible for monitoring our management and reporting to the annual ordinary shareholders meeting regarding the fairness of the financial information presented to the shareholders by the Board of Directors. The members of the Supervisory Committee are also authorized (1) to call ordinary or extraordinary shareholders meetings, (2) to place items on the agenda for meetings of shareholders or the Board of Directors, (3) to attend meetings of shareholders or the Board of Directors, and (4) generally to monitor our affairs. Our bylaws provide for a Supervisory Committee consisting of three members, known as statutory auditors, and up to three alternate statutory auditors, who are elected by a majority vote of the shareholders and serve one-year renewable terms. See Item 10: “Additional Information—Memorandum and Articles of Association—Supervisory Committee”.

The following table sets forth our statutory auditors and alternate statutory auditors:

Name	Affiliation	Position	Profession
Uriel Federico O’Farrell	Estudio O’Farrell	Statutory Auditor	Attorney
Juan O’Farrell	Estudio O’Farrell	Statutory Auditor	Attorney
Miguel Alejandro Máximo Tesón	Estudio O’Farrell	Statutory Auditor	Attorney
Carlos Francisco Oteiza Aguirre	Estudio O’Farrell	Alternate Statutory Auditor	Attorney

The law firm of Estudio O’Farrell is our Argentine legal counsel as well as counsel to Cointel and the companies controlled by us.

Other Positions Held

The following table lists positions that the members of the Board of Directors, the Secretary to the Board of Directors and the members of our Supervisory Committee hold in other companies, as of the date of this Annual Report:

Name	Profession	Company	Position
Miguel Angel Gutiérrez	Businessman	Los Pecanes S.A.	Chairman
		Telinver S.A.	Chairman
		Telefónica Comunicaciones Personales S.A.	Chairman
		Radio Móvil Digital Argentina S.A.	Chairman
		Radio Servicios S.A.	Chairman
		Pinares de Alsina S.A.	Chairman
		Adquira Argentina S.A.	Chairman
		Atento Argentina S.A.	Chairman
		Katalyx Argentina S.A.	Chairman
		Fundación Telefónica de Argentina	Chairman
		Grupo Concesionario del Oeste S.A.	Chairman
		Compañia Internacional de Telecomunicaciones S.A.	Vice Chairman
		Telefónica Holding Argentina S.A.	Vice Chairman
		Telefónica Móviles Argentina S.A.	Chairman

Name	Profession	Company	Position
Antonio Viana-Baptista	Doctor of Economics	Compañía Internacional de Telecomunicaciones S.A.	Chairman
		Telefónica Móviles, S.A.	Chairman
		Telefónica Móviles de España S.A.	Chairman
		Brasilcel NV	Director
		Telesudeste Celular Participacoes, S.A.	Director
		TBS Celular Participacoes, S.A.	Director
		Sudeste CEL Participaçoes S.A.	Director
		Iberoleste Participacoes S.A.	Director
		Portugal Telecom S.G.P.S.	Director
		Telefónica de Espanã S.A.	Director
		Telecomunicacoes de Sao Paulo TELESP S.A.	Director
		Telefónica Data Brasil Holding S.A.	Director
		Telefónica Datacorp S.A.	Director
		Terra Networks S.A.	Director
		Telefónica S.A.	Director
		Telefónica CTC Chile	Director
		Telefónica Internacional S.A.	Director
		Telefónica Larga Distancia de Puerto Rico	Director
		Telefónica del Perú	Director

Carlos Fernández-Prida Méndez Nuñez	Engineer	Compañía Internacional de Telecomunicaciones S.A.	Director
		Terra Networks S.A.	Director

Jacinto Díaz Sánchez	Attorney	Compañía Internacional de Telecomunicaciones S.A.	Director
		Telefónica de Chile (CTC)	Director
		Telefónica de Puerto Rico	Director
		Telecomunicações de São Paulo, S.A.(Telesp)	Director
		Telefónica del Perú	Director
		Telefónica Internacional, S.A.	Director
		Emergia	Director

Alfredo Jorge MacLaughlin	Attorney	Edesur	Director
		Argenclier S.A.	Director

Mario Eduardo Vázquez	Accountant	Banco Río de la Plata	Director
	and Economist	Río Compañía de Seguros S.A.	Chairman
		Portal Universaria Argentina S.A.	Director
		Central Puerto S.A.	Director
		Compañía Internacional de Telecomunicaciones S.A.	Director
		Telefónica, S.A.	Director
		Debates International Holdings	Director
		Indra América S.A.	Director

José María Álvarez-Pallette López	Business Administrator	Telefónica de España	Director
		Telefónica Moviles	Director
		Telefónica Data	Director
		Telefónica Internacional	Director
		Inmobiliaria Telefónica	Director
		Telecomunicacoes de Sao Paulo TELESP S.A.	Director

Guillermo Harteneck	Public Accountant	Banco Bisel S.A.	Chairman
Business Administrator
		Banco Suquía S.A.	Director

Santiago Tomás Soldati	Doctor of Economics	Del Plata Propiedades S.A.	Chairman
		Compañía General de Combustibles S.A.	Chairman
		Solfina S.A.	Vice Chairman
		Tren de la Costa S.A.	Vice Chairman
		Investolux	Chairman
		Delta del Plata S.A.	Director
		Millicom Argentina S.A.	Vice Chairman
		Puma Energy S.A.	Chairman
		Eléctrica Del Plata S.A.	Chairman
		TDC Holding S.A.	Chairman
		TDC Gaming S.A.	Chairman
		Helvens S.A.	Vice Chairman

Javier Benjumea Llorente	Doctor of Economics	Inversión Corporativa S.A.	Chairman
		Telefónica Internacional S.A.	Director
		Prensa Española S.A.	Director
		SUR Compañía de Seguros	Director
		Air Liquide España S.A.	Director

Juan Ignacio López Basavilbaso	Engineer	Compañía Internacional de Telecomunicaciones S.A.	Alternate Director / CFO

Name	Profession	Company	Position
		Telefónica Comunicaciones Personales S.A.	Director
		Radio Móvil Digital Argentina S.A.	Director
		Radio Servicios S.A.	Director
		Telefónica Holding de Argentina S.A.	Director / CFO
		Telefónica Móviles Argentina S.A.	Director

Juan Carlos Ros Brugueras	Attorney	Telefónica Internacional S.A.	Secretary
		Telefónica de Centroamérica S.A.	Secretary
		Telefónica Internacional de Chile S.A.	Director
		Telecomunicações de São Paulo S.A.	Director
		Telefónica Publicidad e Información Ltda.	Director
		SP Telecomunicações Holding S.A.—Brasil	Director
		Telefónica Larga Distancia de Puerto Rico Inc.	Director
		Telefónica Internacional Holding BV Holanda	Director
		Telefónica Venezuela Holding BV Holanda	Director
		Telefónica Chile Holding BV Holanda	Director
		TPAM ADMINISTRATIVE Services LLC	Secretary
		Communication Technologies Inc	Director
		Telefónica Internacional U.S.A. Inc.	Chairman
		Telefónica Panamericana MCI B.V. Holanda	Director

Luis Ramon Freixas Pinto	Engineer	Dragados y Construcciones Argentina S.A.	Director

		Autopistas del Sol S.A.	Vice Chairman
		Landmark S.A.	Director
		Marilauquen Sur S.A.	Director

Manuel Alfredo Alvarez Trongé Zinder	Attorney	Compañía Internacional de Telecomunicaciones S.A.	Secretary
		TYSSA Telecomunicaciones y Sistemas S.A.	Director and Secretary
		Telefónica Holding de Argentina S.A.	Secretary
		Adquira S.A.	Director
		Telefónica Data Argentina S.A.	Director
		Telefónica Móviles de Argentina S.A	Secretary
		Telefónica Gestion de Servicios Compartidos	Secretary
		Fundación Telefónica de Argentina	Secretary
		Atento Argentina S.A.	Director and Secretary
		Katalyx Argentina S.A.	Director

Uriel Federico O’Farrell	Attorney	IX S.A.	Director
		S y Asociados S.A.	Director
		Citelec S.A.	Director
		Transener S.A.	Director
		Transba S.A.	Director
		Petrolera del Cono sur S.A.	Director
		Petrouruguay S.A.	Director
		Royal & SunAlliance Seguros Argentina S.A.	Director

Juan O’Farrell	Attorney	Telefónica Data de Argentina S.A.	Vice Chairman
		Telefónica Móviles Argentina S.A.	Vice Chairman
		Telefónica Publicidad e Información Argentina S.A.	Vice Chairman
		Petrouruguay S.A.	Director
		Constructora San José Argentina S.A.	Director
		Petrolera del Conosur S.A.	Director

Miguel Alejandro Máximo Tesón	Attorney	BBV Adeslas Salud S.A.	Director
		Eulen Argentina S.A.	Director
		Eulen de Seguridad S.A.	Director
		Village Roadshow	Director
		KARL S.A.	Director
		Petrolera del Conosur S.A.	Director
		Compañía Euromédica de Salud S.A.	Director
		Clínica y Maternidad Santa Isabel S.A.	Director
		Clínica Bazterrica	Director

Carlos Francisco Oteiza Aguirre	Attorney	Village Cinemas S.A.	Director

Officers

Our principal executive officers are:

Miguel Angel Gutiérrez currently serves as the Chairman of our Board of Directors and President. See “—Directors and Senior Management” for biographical information.

Guillermo Ansaldo, 41, was appointed to his current position as General Manager in 2000. He is an Argentine citizen and obtained a degree in industrial engineering from Universidad de Buenos Aires in 1986, and an MBA from Dartmouth College (Tuck School) in 1989. Between 1989 and 2000, he was employed at McKinsey & Company residing in Madrid, Spain, from 1989 to 1993, when he returned to Argentina. He made partner in 1995. Also he serves as Vice President of Telefonica Data Argentina and TYSSA.

Juan Ignacio López Basavilbaso currently serves as CFO and Controller. See “—Directors and Senior Management” for biographical information.

José Luis Rodríguez Zarco, 53, has been Corporate Security Director at Telefónica de Argentina since 2001. He is a Spanish citizen and began his career in the civil service in Spain, working at the Spanish Home Office between 1969 and 1990. He subsequently held positions as Security Supervisor and Manager at the Madrid-based firm Renfe.

Manuel Neira Montes, 54, joined us in 1991, as Assistant Director, Internal Audit. He was later promoted to his current position as Director of that division. He is a Spanish citizen, obtained a degree in Accounting from Universidad de Buenos Aires in 1974. During his tenure at Price Waterhouse (1969-1985), he became manager of the firm’s external audit department. Between 1985 and 1991, he acted as In-house Vice President, Financial Control, in the Citicorp/Citibank Group.

Eugenio María Alvarez Sánchez, 49, joined us in 1998 and is our Director of Purchasing. He is a Spanish citizen. He is a telecommunications engineer and received an MBA at CESEM (the “Business Executive Institute”). After serving as commercial director of Concentronic S.A. and as general director of Black Box Comunicaciones, he joined Telefónica.

Marcelo Melamed, 39, has been with us since 2002 as Corporate Director of Human Resources. He is Argentine citizen and has a Bachelor of Psychology from Universidad de Buenos Aires. He also took postgraduate courses at the Universidad de Buenos Aires, University of Michigan, USA and Insean (France). Before joining us he was with Caesar Park Buenos Aires as Chief of Training and Development; Andreani S.A., as Manager for Training and Development for the Human Resources Department; Oleoginos Moreno, as Corporative Manager of Human Resources; Citibank, as Vice-President on the Human Resources Department, and Carrefour Argentina as Director of Human Resources and member of the Management Committee.

Rafael Pablo Berges, 39, has been with us since 1998 as Director of Human Resources. He is Argentine citizen and received a graduated with an industrial engineering degree from the Facultad de Ingenieria, Universidad de Buenos Aires. He received a MBA from IDEA (Instituto para el Desarrollo de los Empresarios de la Argentina). He attended postgraduate studies on Business Administration with IESE University and Harvard, which were sponsored by Telefónica. Before joining us he was employed at (i) Techint where he did assignments on industries engineering and human resources; (ii) the Sheraton Hotel, Buenos Aires where he was manager for training and Director of Human Resources, overseeing the Latin American region; and (iii) Allergan, a pharmaceutical laboratory, as Director of Human Resources for the Latin American region.

Fernando Luis Fronza, 39, has been with us since 2000 as our Director of Strategy and the Director of the Wholesale Business Unit. He is Argentine citizen and received a degree in mechanical engineering from the Universidad Nacional de la Plata. He also received an MBA, Wharton School of Business, University of Pennsylvania. Before joining us, he worked several years at McKinsey & Company, as an Associate Principal and at Siderca (Techint) as a product engineer.

Juan Jorge Waehner, 42, is the head of our Department of Residential Business, Public Telephones and Internet. He is Argentine citizen and received a degree in industrial engineering from the Universidad de Buenos Aires and postgraduate degrees in Management Development and Strategy Management from IAE and Harvard / IESE in Spain. He worked for Unifon in a cellular phone joint venture with of Telefónica, acting as Commercial Director. Previously he was with Motorola–BGH in the communications business, and with Siemens Group based on Germany and Spain in directorial positions.

Rodolfo Enrique Holzer, 38, has been our Network Director since September 2000. He joined us in 1992 and became our Under-Manager of Works for the Province of Buenos Aires and, among other positions, he served as our Manager for Projects and Works in the Province of Buenos Aires. In 1997 he was appointed as our Network Access Manager.

Raffaele Loiacono, 40, has been our Chief Information Officer since 2002. From 1999 to 2002 he served as Under-Director of Corporate Production for Telefónica. From 1995 to 1999, he served as our Information Systems Under-Director. Prior to that, he worked for IBM Argentina S.A. from 1977 to 1995 including as Chief Information Officer.

Manuel Alfredo Alvarez Trongé Zinder. See “—Directors and Senior Management” for biographical information.

B.	Compensation.

Argentine law provides that the aggregate annual compensation paid to all directors (including those directors acting as executive officers) may not exceed 5% of earnings for any fiscal year in which we do not pay any dividends on earnings. This limitation increases in proportion to the amount of dividends paid up to a maximum of 25% of earnings. Under Argentine law, the compensation of the directors acting in an executive capacity, together with the compensation of all other directors and the statutory auditors, requires the approval of the shareholders.

The total remuneration paid by us to our Board of Directors, Statutory Auditors and principal executive officers during the fiscal year ended December 31, 2002 was approximately Ps.6.5 million (in constant pesos as of December 31, 2002), including amounts reserved to provide for pension, retirement or similar benefits. The total remuneration paid by us to our Directors and Alternate Directors during the fiscal year ended December 31, 2002, was Ps.3.5 million (in constant pesos as of December 31, 2002). The members of the Supervisory Committee have advised us that they have waived their right to receive fees for the year ended December 31, 2002.

TIES Stock Purchase and Stock Option Program of Telefónica

At the April 2000 ordinary shareholders meeting of Telefónica, its shareholders approved a stock option plan called Telefónica Incentive Employee Shares (“TIES”). The TIES program was launched on February 14, 2001 and the subscription period ended on January 26, 2001. The TIES program was open to approximately 80,000 employees of Telefónica and its affiliates, of whom approximately 10,000 were our permanent employees, officers and directors on April 7, 2000.

Program participants were able to purchase a number of shares of Telefónica, in proportion to their annual salaries, at five euros per share.

Program participants were also granted 26 call options with an exercise price of 5 euros each for each purchased Telefónica share. The value of the call options granted at each expiration date depends upon the appreciation, if any, of the stock price of Telefónica over the reference value established at 20.50 euros.

Participants in the plan may exercise these options subject to the following conditions:

•	two years plus one day from the effective date, in an amount up to the exercisable call options on such date;

•	three years plus one day from the effective date, in an amount up to the exercisable call options on such date minus the options exercised on the first exercise date; and

•	four years plus one day from the effective date, in an amount up to the total options granted that are exercisable as of that date minus the options exercised on either of the earlier exercise dates.

The amount of exercisable options on each exercise date depends upon a formula based on an appraisal price of the Telefónica shares over the initial reference value of 20.50 euros. Program participants may then exercise their exercisable options at a strike price of 5.00 euros per option.

Options granted under this plan are neither listed nor marketable. This incentive plan is subject to anti-dilution and other provisions customary for transactions of this type and to the condition that the participant not terminate his or her employment with the Telefónica group voluntarily and unilaterally prior to the exercise date. We do not have expenditures associated with the TIES program because TIES benefits are granted directly by Telefónica.

February 18, 2003 was the first exercise date; however, no participants exercised their options because the price of Telefónica shares was below the reference value of 20.50 euros.

Stock Appreciation Rights Incentive Plan

In February 1998, we adopted, as part of a policy to retain qualified key personnel, a stock appreciation rights incentive plan (the “Plan”) for the benefit of key officers. To be eligible to participate in the Plan, participants had to maintain ownership of Class B Shares and remain our employees. Participants were entitled to special compensation determined by a formula related to appreciation in the market price of the Class B Shares over a multiyear reference period. Some of our principal executives (including the General Manager and the Chairman but excluding other members of the Board of Directors) were included in this program, which was in force until July 2000.

As a result of the tender offer launched by Telefónica, more than 10% of our stock changed ownership. Under the provisions of the Plan such shift in ownership caused the early cancellation of the program. Final amounts paid under the Plan were based on Telefónica’s offer price and were approved by the Board of Directors on July 26, 2000.

The charge in connection with the program for the year ended September 30, 2000 (taking into account final payment amounts and net of the effect of a call option that hedged the program) amounted to approximately Ps.27.3 million (in constant pesos as of December 31, 2002) and was included in “Salaries and Social Securities Taxes”.

TOP Program

On August 9, 2000, our Board of Directors approved an incentive program (the “TOP Program”) for executives, granting options to purchase shares of Telefónica to 17 of our top executives, who must hold them for the program term. During May 2001, each executive signed an incentive program agreement and, as a prerequisite to receiving Telefónica stock options through the program, purchased a pre-established number of Telefónica shares at market price and assigned them to the TOP Program. On June 26, 2001, we entered into a stock option agreement with Telefónica (the “Stock Option Agreement”) pursuant to which Telefónica granted 532,260 stock purchase options to us for our use in operating the TOP Program. Under the terms of the Stock Option Agreement, we agreed to immediately transfer our newly purchased Telefónica stock options to the participating executives according to an agreed schedule. Under this schedule, the participating executives were granted a number of Telefónica stock options at a given strike price, currently equivalent to 13.9420 euros per share, equal to ten times the number of shares purchased and assigned to the TOP Program plus a number of Telefónica stock options at a different strike price, currently equivalent to 20.9106 euros per share, equal to ten times the number of shares purchased and assigned to the TOP Program.

The TOP Program term is three years, during which time the options may be exercised no more than three times. The Telefónica shares purchased by the participating executives as a prerequisite to receiving the options under the TOP Program totaled 26,613, giving rise to the total of 532,260 purchased options. Our total coverage cost for the TOP Program is 4.49667 euros per option (2.4 million euros in total), which has been booked, based on its linear accrual within the term of the TOP Program, under “Salaries and Social Security Taxes”. See Note 18 to the Consolidated Annual Financial Statements. Currently, the shares under the TOP Program total 18,000 involving a total amount of 360,000 options and 12 executives.

According to the terms of the Stock Option Agreement, the TOP Program will be offered by us on a one-time-only basis and may not be repeated, and neither the TOP Program nor the stock options delivered pursuant to the program will be granted on an annual basis.

C.	Board Practices.

Our Board of Directors’ duties and responsibilities are set forth by Argentine law and our bylaws.

Our Board of Directors is comprised of a minimum of three and a maximum of eight Directors and Alternate Directors. The Directors and Alternate Directors serve one-year renewable terms and are elected at the annual shareholders meeting. The Board of Directors meets quarterly in compliance with Argentine law and also holds meetings when called by any board member.

We also have a Supervisory Committee that oversees our management. See “Directors, Senior Management and Employees—Directors and Senior Management—Supervisory Committee”.

The following directors and principal executive officers have entered into employment agreements with us: Manuel Alfredo Alvarez Trongé, Juan Ignacio López Basavilbaso, Guillermo Ansaldo, Juan Jorge Waehner, Fernando Luis Fronza and Rafael Pablo Berges.

D.	Employees.

At December 31, 2002, we had 8,998 full-time employees, 587 temporary employees and 884 trainees. Our subsidiary, Telinver, had 322 full-time employees and four trainees as of December 31, 2002.

The following table provides the number of our unionized, non-unionized, temporary, and trainee employees for the fiscal years ended December 31, 2002, 2001, September 30, 2001 and 2000 (not including our subsidiary).

	December 31, 2002	December 31, 2001	September 30, 2001	September 30, 2000
Unionized	6,546	6,621	6,761	7,053
Non-unionized	2,452	2,789	2,919	2,931

	8,998	9,410	9,680	9,984
Temporary	587	659	676	906
Trainees	884	1,511	1,579	1,576

Total Number of Employees	10,469	11,580	11,935	12,466
Technical and Operations	5,784	5,893	6,050	6,339
Sales and Marketing	602	794	845	876
Financial and Administrative Support	2,011	2,314	2,300	2,390
Customer Service	2,072	2,579	2,740	2,861

Total	10,469	11,580	11,935	12,466

For the fiscal year ended December 31, 2002, the principal components of labor costs were basic wages, overtime and fringe benefits. We also incurred certain other related costs, including contributions made to the national pension plan, health plans, family allowances and additional pension contributions and life insurance premiums for employees covered by collective bargaining agreements. Most of these contributions are mandated by law.

On December 31, 2002, approximately 72% of our permanent employees were union members. All middle and senior management positions are held by non-unionized employees. Benefits under collective bargaining agreements include benefits to employees who retire upon reaching the age of retirement or who become disabled or who die prior to the age of retirement. We have calculated our liability relating to such benefits at less than Ps.1 million as of December 31, 2002.

A three-year collective bargaining agreement with two unions, the Federación de Organizaciones del Personal de Supervisión y Técnicos Telefónicos Argentinos (“FOPSTTA”) and the Unión de Personal Jerárquico de Empresas de Telecomunicaciones (“UPJET”), became effective on January 1, 1998 and expired on December 31, 2000. So long as no new agreement is executed, the current agreement will continue in full force and effect. This agreement provides for new labor policies such as flex-time variable work schedules and wage adjustments based on our overall productivity. The terms of this agreement have not increased our aggregate labor costs. It is expected that a new agreement will be renewed and executed shortly with substantially the same terms as the current one.

Federación de Obreros Especialistas y Empleados de los Servicios e Industria de las Telecomunicaciones de la República de Argentina (“FOEESITRA”) is the union representing a majority of our unionized work force. As a consequence of the secession of the Buenos Aires FOETRA Trade Union from FOEESITRA, identical collective bargaining agreements must be negotiated and executed with both of these unions. In recent negotiations, we sought new provisions to eliminate or substantially reduce excessively burdensome salary determinants, such as seniority, special location-based compensation and leaves of absence. On June 26, 2001 and July 6, 2001, we signed agreements with FOEESITRA and FOETRA. These agreements provide for new labor policies such as flex-time variable work schedules, wage adjustments based on overall productivity and personal days in accordance with the non-unionized workers.

On December 27, 2002 we signed an agreement with FOETRA Buenos Aires regarding: (1) functional work cooperation, (2) temporary workers and (3) day work for “telegestión del servicio 114” (technical assistance). The terms of the agreements will not increase aggregate labor force costs.

We consider our current relations with our work force to be stable and constructive. Since privatization, we have not experienced a work stoppage that has had a material effect on our operations.

E.	Share Ownership.

As of the date of this Annual Report, no director or member of senior management owns any of our capital stock.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A.	Major Shareholders.

Our capital stock is comprised of two classes of common stock, with par value Ps.1.00 per share: (1) Class A Shares representing approximately 62.5% of our capital stock and (2) Class B Shares, which are publicly held and are traded on the Buenos Aires Stock Exchange and (in the form of ADSs each representing 10 Class B Shares) on the New York Stock Exchange, collectively representing approximately 37.5% of our capital stock.

As of the date of this Annual Report, the number of our outstanding shares by class was as follows:

Class	Amount
Class A	1,091,847,170
Class B(1)	654,205,259

(1)	The Reorganization Transactions had the effect of reducing the capital stock by 394,789,234 Class B Shares.

The following table sets forth information as of the date of this Annual Report with respect to affiliated shareholders known to us to own more than 5% of any class of our ordinary shares:

Title of Class of Shares	Name of Owner	Jurisdiction	Amount Owned	Approximate % of Class	Approximate % of Total Outstanding Shares
Class A:	Cointel	Argentina	1,091,847,170	100.00	62.53
Class B:(1)	Telefónica Internacional	Spain	563,159,467	86.08	32.25
	Cointel	Argentina	40,200,000	6.14	2.30
	TIHBV	Netherlands	16,542,991	2.53	0.95

(1)	Including class B ordinary shares represented by ADSs.

Telefónica, indirectly or directly, controls Cointel, Telefónica Internacional, TIHBV and Telefónica Holding and therefore controls over 98% of our capital stock including all Class A Shares. Cointel has advised us that, through its ownership of the Class A Shares, it intends to maintain at least a 51% ownership interest in our capital stock and, therefore, to continue to control us and to determine the outcome of any action requiring shareholder approval. These actions include the election of up to six of the directors and up to six alternate directors and, subject to the requirements of Argentine law, the payment of dividends. Affiliates of Telefónica beneficially own 100% of Cointel’s common stock. Affiliates of Telefónica are involved in other investments and operations in the Argentine communications and media sector, some of which may involve or affect us.

Under Argentine law, the protections afforded to minority shareholders and the fiduciary duties of directors may, in some respects, be lower than in the United States and certain other jurisdictions. On May 28, 2001, the Argentine government issued Decree No. 677/01, which provides that any minority shareholder who was a record holder on the effective date of the Decree may demand that the controlling shareholder buy out the minority shareholders. The controlling shareholder may file an acquisition statement or make a tender offer for the minority shares. Such offers or statements may be carried out through an exchange of the listed shares of controlling shareholders. Once the acquisition has been completed, we would no longer have unaffiliated shares outstanding and would file to delist those shares. However, our debt obligations would still trade publicly.

Telefónica Exchange Offer

In 2000, Telefónica, which at the time owned a 50% indirect equity interest in Cointel, launched an exchange offer for our shares. Telefónica offered to exchange shares and ADSs of Telefónica for all of our Class B Shares and ADSs not already directly or indirectly owned by Telefónica. As a result of the exchange, Telefónica gained a direct interest in 44.2% in our capital stock, in addition to the 0.8% interest that it held through TIHBV.

By December 15, 2000, Telefónica also had acquired an 80.9% interest in Telefónica Holding. Telefónica Holding owned the remaining 50% of Cointel not already indirectly owned by Telefónica. On January 25, 2001, Telefónica made capital contributions of our shares to Telefónica Móviles, Telefónica DataCorp and Telefónica Internacional.

As of February 28, 2001, Cointel owned all of our Class A Shares and certain rights to an additional 40.2 million Class B Shares. Telefónica Internacional owned approximately 561.1 million Class B Shares (including the Class B Shares underlying the ADSs that Telefónica Internacional owns), Telefónica DataCorp owned approximately 63.5 million Class B Shares (including the Class B Shares underlying the ADSs that Telefónica DataCorp owns), Telefónica Móviles owned approximately 323.0 million Class B Shares (including the Class B Shares underlying the ADSs that Telefónica Móviles owns) and TIHBV owned 16.5 million Class B Shares.

In the context of the Reorganization Transactions, on December 12, 2001, Telefónica Móviles and Telefónica DataCorp exchanged with Telefónica all of their Class B Shares for ownership interests in Móviles Argentina and Telefónica Data, respectively. Neither remains a shareholder of us. Cointel, Telefónica Internacional and TIHBV did not participate in the exchange. The resulting capital reduction gave Cointel, Telefónica Internacional and TIHBV a higher percentage ownership.

Telefónica Holding de Argentina S.A.

Telefónica Holding de Argentina S.A. (“Telefónica Holding”, formerly CEI Citicorp Holdings Sociedad Anónima) is a holding company primarily engaged in the telecommunications business (“Telecommunications Business”) and the media, programming and content distribution business (“Media Business”) in Argentina, through related companies and companies under the joint control of Telefónica Holding, the Telefónica Internacional group and other joint venture partners.

As of December 31, 2002, Telefónica Holding conducts its telecommunications business through a 50.0% joint venture interest in Cointel, which, in turn, owns approximately 64.8% of our outstanding capital stock.

Depositary Shares

In 1991, we offered and sold American Depositary Shares in the United States to qualified institutional buyers (“QIBs”) in reliance on, and subject to restrictions imposed pursuant to, Rule 144A under the Securities Act, and Global Depositary Shares (“GDSs”) and, collectively with ADSs, (the “Prior Offering Depositary Shares”) outside Argentina and the United States in reliance on Regulation S. Each Prior Offering Depositary Share represented 10 Class B Shares.

In February 1994, we conducted a registered exchange offer permitting holders to exchange their Prior Offering Depositary Shares for ADSs (each also representing ten of our Class B Shares) registered under the Securities Act. The ADSs offered in the Exchange Offer are identical to the Prior Offering Depositary Shares, except (1) the ADSs are listed on the New York Stock Exchange, and (2) the ADSs are not subject to resale restrictions. On March 8, 1994, American Depositary Receipts (“ADRs”) evidencing the ADSs began trading on the New York Stock Exchange. The ADRs are issued by Citibank, as Depositary, pursuant to the terms of a deposit agreement. As of December 31, 2002, approximately 50.5 million ADSs, representing approximately 77.2% of the total number of issued and outstanding Class B Shares and approximately 28.9% of our total shares, were outstanding. See Item 4: “Information on the Company—Our History and Development—Our Reorganization”.

B.	Related Party Transactions.

Under the Management Contract, our indirect parent Telefónica manages our business and provides services, expertise and know-how with respect to the entire range of our business. Affiliates of Telefónica and Telefónica Holding are also involved in other investments and operations in the communications and media sector in Argentina and in other countries, some of which may involve or impact us. Conflicts of interest between us, Telefónica and other affiliates may therefore arise in connection with the negotiation and performance of duties and the payment of fees under the Management Contract, as well as in connection with other business activities. See Item 4: “Information on Company—Management Contract” and “—Related Party Transactions”.

During the fiscal year ended December 31, 2002, Telefónica received fees pursuant to the Management Contract of Ps.125 million (in constant pesos as of December 31, 2002).

Our balances with Telefónica and other direct and indirect shareholders of Cointel and their respective affiliates are:

December 31, 2002
(in millions of constant pesos as of December 31, 2002)
Assets
Trade Receivables
Telefónica Comunicaciones Personales S.A.	3
Telefónica Data S.A.	26
Atento S.A.	4
Emergia S.A.	5
T-Gestiona	5
Other	14(1)

December 31, 2002
(in millions of constant pesos as of December 31, 2002)
Total Trade Receivables	57

Total Assets	57

Liabilities
Trade payables
Emergia Argentina S.A.	72
Emergia Uruguay S.A.	10
Telefónica – Management Fee	79
TPTI	427
Other Trade Payables	7

Total Trade Payables	195

Telefónica Internacional Bank and Financial Payables	2,999

Telefónica TOP Program Coverage Cost	9

Total Liabilities	3,203

(1)	All transactions are with affiliates.

All these trade receivables and trade payables are ordinary course transactions for services rendered and are entered into as arms-length transactions. Telefónica Holding, either directly or through affiliates, at various times, engaged in a number of transactions with us.

Transactions with shareholders of Cointel or their affiliates relating to construction projects and equipment purchases amounted to Ps.116 million (in constant pesos as of December 31, 2002), during the fiscal year ended December 31, 2002.

As of December 31, 2002, we and Telinver have borrowed a total of approximately U.S.$891 million from our controlling company, Telefónica Internacional. These obligations have been rolled over on a monthly basis. The loan agreements provide that the creditor may accelerate the terms of our debt if there are changes in our equity, economic and financial situation that, due to their adverse nature, may affect our capacity to comply with the obligations assumed in the agreements or if there are restrictions that may limit our capacity to repay our debts. These loans bear interest at approximately 9.5%. During 2002 we (not including Telinver) decreased our total debt with related parties by approximately U.S.$34 million, having paid a total of approximately U.S.$84 million in principal (including U.S.$55 million of previously capitalized interest). As of December 31, 2001, our (not including Telinver) total debt with related parties represented 45.8% of our total financial debt in foreign currency. As of December 31, 2002 that share was 47.1%.

Telefónica Internacional has advised us that until September 20, 2003, it has waived subject to certain conditions certain covenant defaults and that it will not until that date accelerate our loan on the basis of the effects of the Public Emergency Law. This waiver does not constitute a rollover through the date of the waiver.

No member of the Board of Directors, or member of the Supervisory Committee (or any of the officers who report to Supervisory Committee members, responsible for implementing our policy, has incurred any material indebtedness owed to us.

C.	Interests of experts and counsel.

Not applicable.

ITEM 8.    FINANCIAL INFORMATION.

A.	Consolidated Statements and Other Financial Information.

Our Consolidated Annual Financial Statements, which are set forth in the accompanying Index to Consolidated Annual Financial Statements included in this report, are filed as part of this Annual Report.

Legal Proceedings

Certain Labor Claims

The Transfer Contract provides that ENTel and not us is liable for all amounts owed in connection with claims based upon ENTel’s contractual and statutory obligations to former ENTel employees, whether or not such claims were made prior to the Transfer Date, if the events giving rise to such claims occurred prior to the Transfer Date. However, using a theory of successor enterprise liability that they assert is based upon generally applicable Argentine labor law, certain former employees of ENTel have brought claims against us, arguing that neither the Transfer Contract nor any act of the Argentine government can be raised as a defense to our joint and several liability under allegedly applicable Argentine labor laws.

In an attempt to clarify the issue of successor liability for labor claims in our favor, on September 29, 1992, the Argentine government issued Decree No. 1803/92, which stated that various articles of the Work Contract Law of Argentina, the basis for the former employees claims of joint and several liability, would not be applicable to privatizations subject to State Reform Law No. 23,696. However, the passage of this Decree did not resolve the above claims as the Supreme Court of Argentina, in an unrelated case, upheld the provisions of the law and declared Decree No. 1803/92 inapplicable.

As of December 31, 2002, the amount of these labor claims including accrued interest and legal expenses totaled approximately Ps.102 million. We have not created any reserve for these claims because (1) pursuant to the Transfer Contract, ENTel has agreed to indemnify us in respect of these claims and (2) the Argentine government has assumed joint and several liability with ENTel for the indemnity obligations and has authorized us to debit an account of the Argentine government at Banco Nación for any amount payable by us in respect to the indemnification.

Under Debt Consolidation Law No. 23,982, ENTel and the Argentine government may discharge their indemnity obligations by the issuance of 16-year Debt Consolidation Bonds. As of December 31, 2002, we have paid approximately Ps.6.3 million to satisfy a number of claims. On December 16, 1999, we initiated a claim for indemnification and reimbursement in connection with these payments. The case is being argued in court, and no ruling has yet been issued.

Regardless of the number of rulings that have already been decided in our favor, court decisions have followed the precedent set by the Supreme Court of Justice in the area of joint liability in labor matters mentioned in the second paragraph that we and our legal counsel consider will apply to our pending cases. Notwithstanding the alternative instruments that may be used by the Argentine government in the List of Conditions and in the Transfer Contract considering the effect of the above described commitments, on the one hand, and on the basis of the opinion of our legal counsel regarding the possible amount for which existing claims may be resolved, on the other, in our opinion and our legal counsel’s opinion the outcome of the issue should not have a material impact on our results of operations or financial position.

Reimbursement of Value-Added Taxes Paid by Telintar

On April 24, 1995, Telintar filed an application with the Administración Federal de Ingresos Públicos, formerly the Dirección General Impositiva (the “Argentine Tax Authority”), for the reimbursement of approximately Ps.21.3 million arising from the modifications of certain prior positions originally taken by Telintar with respect to the computation of VAT credits applicable to certain transactions for the period January 1, 1993 through February 28, 1995. Telintar also applied for the reimbursement of approximately Ps.5.9 million of income and asset taxes. During the fiscal year ended September 30, 1997, the AFIP-DGI accepted Telintar’s position on the first claim and reimbursed Ps.20.7 million of principal and Ps.3.6 million of interest to the company. Since the AFIP-DGI has still not given its opinion on the second claim, we, as a successor in TLDA’s business, have not recorded any amounts relating to the latter claim mentioned in this paragraph. In this regard, should a decision be passed sustaining Telintar’s case, the successor companies will then agree on the criterion to be followed for distributing the resulting proceeds between them.

Restitution of Services Affected by Stolen Cables

Under Resolution 983/2002, the National Communications Commission imposed a penalty on us consisting of a fine of Ps.680,000 for alleged breach of the General Basic Telephone Service Rules, and further imposed on us several other related obligations, mainly related to the restitution of those services affected by stolen cables. We appealed the penalty. In our opinion and in the opinion of our legal advisors, the referred breach lacks legal grounds for the sanction to be correct as: (1) theft of cables is an event of force majeure that releases us from liability; (2) we have reinstated more than 90% of the services affected by theft; (3) there are sufficient public telephones installed and in operation in the affected areas to warrant effective service supply, and certain steps have been taken with the security forces to safeguard the integrity of the cables; and (4) we are reimbursing customers for non-service days and have timely answered each of the National Communications Commission’s requests for information. The enforcement of these fines against us may be subject to the renegotiation process provided for under the Public Emergency Law.

Other Claims

In October 1995, the Consumidores Libres Cooperativa Limitada de Provisión de Servicios Comunitarios (the “Free Consumers Cooperative”) initiated a legal action against Telecom, Telintar, the Argentine government and us to declare as void, unlawful and unconstitutional all standards and rate agreements issued since the Transfer Contract. The Free Consumers Cooperative’s claim is to have the tariffs of the basic telephone service reduced and the amount supposedly collected in excess refunded, limiting them in such a way that the Licensees’ rate of return should not exceed 16% per annum of the assets as determined in the List of Conditions approved by Decree No. 62/90. Other points of our contract have been called into question as well.

After analyzing the claim, our legal counsel contested the allegations, petitioning that such a claim should be dismissed on the grounds that it fails to state a claim with a basis in law. The court of original jurisdiction ruled in our favor, but this resolution was revoked by the Court of Appeals that held the claim must not be dismissed, but rather must be substantiated at the court of original jurisdiction. Through our legal counsel, we filed an appeal to the Supreme Court of Argentina against the Appeal Court’s decision, which was subsequently denied. An appeal of this denial filed with the Supreme Court of Argentina is currently pending. None of these courts has yet ruled on the substance of the claim.

In this regard, on October 4, 2001, the Federal Appellate Court on Administrative Matters of the City of Buenos Aires awarded an injunction requested by the plaintiff that ordered the Argentine government, us and Telecom to refrain from applying the corrections set forth in Section 2 of the rate agreements approved by Decree No. 2,585/91 until final judgment is rendered in the case, which meant that the tariffs could not be adjusted in accordance with the U.S. consumer price index. We appealed this decision before the Argentine Supreme Court, contesting the arguments stated therein. No decision on the appeal has been rendered as of the date of this Annual Report.

In the opinion of management and our legal counsel, these claims are without merit and it is remote that the resolution of these issues would have a negative effect on the results of our operations or our financial position.

During the normal course of business, we are subject to miscellaneous other labor, commercial, tax and regulatory claims. While these actions are being contested, the outcome of such individual matters is not predictable with assurance. Based on our management’s assessment regarding the probable loss from such claims and the advice of legal counsel, we have accrued Ps.162 million as of December 31, 2002.

Dividend Policy

The Board of Directors determines, subject to approval by a majority vote of the shareholders, the timing and amount of any dividends. As our majority shareholder, Cointel effectively controls the outcome of any decision concerning dividends, subject to the availability of profits and the customary legal restrictions contained in Argentine law. There can be no assurance as to whether dividends will be declared or paid in the future.

Under a shareholders’ agreement dated as of April 21, 1997, Telefónica Holding and Telefónica Internacional, who as of such date owned an 83.36% equity interest in Cointel, had agreed to cause us, Cointel and our subsidiaries to distribute to our respective shareholders the maximum portion of our earnings for each fiscal year to the extent permitted by applicable laws and any financial agreements and debt instruments to which they may be subject. The distribution of these dividends was further contingent upon whether (1) such distributions were advisable as a matter of prudent business judgment, (2) sufficient funds were available and (3) there were any significant restriction on the ability of any of these companies to obtain funds in the financial markets. See Item 10: “Additional Information—Taxation—Argentine Taxation—Taxation of Dividends”.

In the past, our shareholders authorized the creation of a reserve for future dividends, which would remain at the Board of Directors’ disposal to be used for paying cash dividends. Because we have accumulated losses, the Board of Directors would not currently be able to use such reserve for paying cash dividends until those losses are absorbed, according to the Companies Law.

Apart from requirements of Argentine Law that dividends must be paid out of net profits arising from an approved financial statement, there are currently no contractual restrictions on our ability to pay dividends. Under Argentine Law we will be able to resume paying dividends when we have restored our legal reserve to the level that is equal to the percentage of share capital prior to the absorption of losses that could occur at our shareholders’ meeting on April 22, 2003.

The effect of the peso devaluation and pesification and freezing of our tariffs on our shareholders’ equity have completely offset unappropriated retained earnings and the reserve for future dividends.

The following table sets forth the amount of cash dividends paid since January 1, 1994, for each of the years indicated.

Payment Date	% Over Capital	In Pesos(1)	Total Amount in U.S.$(2)	Banco Nación Exchange Rate
				(as of the payment date)
January 5, 1994	3.750%	214,065,320	88,406,803	1.000
June 3, 1994	4.100%	232,353,811	96,658,106	1.000
December 22, 1994	4.800%	258,824,086	113,160,708	1.000
May 3, 1995	5.150%	266,322,991	121,412,010	1.000
December 22, 1995	5.150%	264,933,072	121,412,010	1.000
May 17, 1996	5.150%	264,933,072	121,412,010	1.000
December 27, 1996	5.150%	264,933,072	121,412,010	1.000
July 15, 1997	5.440%	279,851,632	128,248,802	1.000
December 12, 1997	5.750%	295,799,060	135,557,098	1.000
July 8, 1998	7.000%	327,049,420	149,878,334	1.000
December 23, 1998	7.000%	327,012,416	149,861,376	1.000
July 21, 1999	7.000%	327,007,048	149,858,916	1.000
December 7, 1999	7.000%	327,007,048	149,858,916	1.000
August 8, 2000	7.000%	327,007,048	149,858,916	1.000
March 29, 2001	7.000%	327,007,048	149,858,916	1.000
October 23, 2001	7.000%	327,007,048	149,858,916	1.000

(1)	In constant pesos as of December 31, 2002.
(2)	Calculated using the exchange rate as of the payment date (Ps.1.00 = U.S.$1.00).

B.	Significant Changes.

Since January 1, 2003 the peso has strengthened against the U.S. dollar. On April 9, 2003, the peso/U.S. dollar exchange rate was Ps.2.92 to U.S.$1.00, which differs from the exchange rate of Ps.3.37 to U.S.$1.00 as of December 31, 2002, as published by Banco Nación.

ITEM 9.    THE OFFER AND LISTING.

A.	Offer and Listing Details.

ADSs Traded on the New York Stock Exchange

The ADSs, each representing 10 of our Class B Shares, are listed on the New York Stock Exchange under the trading symbol “TAR”. The ADSs began trading on the New York Stock Exchange on March 8, 1994, and Citibank acts as depositary (the “Depositary”). The following table sets forth, for the calendar periods indicated, the high and low closing sales prices (in U.S. dollars) of the ADSs on the New York Stock Exchange:

	High	Low
1998	39.38	19.00
1999	39.75	21.69
2000	49.31	28.25
2001	30.20	7.20
2002	14.00	1.80

2001:
First Quarter	30.20	23.50
Second Quarter	23.97	18.25
Third Quarter	18.25	7.35
Fourth Quarter	14.70	8.50

2002:
First Quarter	13.95	7.21
Second Quarter	9.50	3.30
Third Quarter	4.10	2.39
Fourth Quarter	4.70	1.80

2003:

First Quarter	6.70	2.90

Recent Six Months:
October 2002	4.70	1.80
November 2002	4.61	3.13
December 2002	4.32	2.75
January 2003	6.70	2.90
February 2003	6.40	4.60
March 2003	5.90	4.77
April 2003 (through April 9)	5.45	5.22

On April 9, 2003, the last reported sale price of the ADSs on the New York Stock Exchange was U.S.$5.30 per ADS. The Depositary indicated that on April 9, 2003, there were approximately 50.5 million ADSs outstanding and approximately 2,700 beneficial owners of ADSs. Such ADSs represented approximately 77.2% of the total number of issued and outstanding Class B Shares as of April 9, 2003.

Class B Shares Traded on the Buenos Aires Stock Market

The Class B Shares are listed on the Buenos Aires Stock Exchange under the trading symbol TEA2.BA. They began trading on the Buenos Aires Stock Exchange on December 26, 1991.

The following table sets forth, for the calendar periods indicated, the high and low closing sales prices (in pesos) of the Class B Shares on Buenos Aires Stock Exchange:

	High	Low
1998	3.90	1.95
1999	3.97	2.16
2000	4.93	2.82
2001	2.70	0.70

2001:
First Quarter	2.70	2.14
Second Quarter	2.23	1.67
Third Quarter	1.67	0.70
Fourth Quarter	1.38	0.83

2002:
First Quarter	2.80	2.01
Second Quarter	2.30	1.38
Third Quarter	1.30	0.93
Fourth Quarter	1.50	0.80

2003:
First Quarter	2.00	1.20

Recent Six Months:
October 2002	1.13	0.80
November 2002	1.48	1.13
December 2002	1.50	1.10
January 2003	1.96	1.20
February 2003	2.00	1.90
March 2003	1.82	1.45
April 2003 (through April 9)	1.57	1.49

As of April 9, 2003, the last reported sale price of the Class B Shares on the Buenos Aires Stock Exchange was Ps.1.57 per share. On April 9, 2003, there were approximately 2,500 holders of record of Class B Shares.

B.	Plan of Distribution.

Not applicable.

C.	Markets.

The Buenos Aires Stock Market

The Buenos Aires Stock Market, which is affiliated with the Buenos Aires Stock Exchange, is the largest stock market in Argentina. The Buenos Aires Stock Market is a corporation with 250 shareholder members authorized to trade in the securities listed on the Buenos Aires Stock Exchange. Trading on the Buenos Aires Stock Exchange is conducted by continuous open outcry, from 11:30 a.m. to 6:00 p.m. each business day. The Buenos Aires Stock Exchange also operates an electronic market system from 11:00 a.m. to 6:00 p.m. each business day, on which privately arranged trades are registered and made public. Transactions on the Buenos Aires Stock Exchange are guaranteed by the Buenos Aires Stock Market.

To control price volatility, the Buenos Aires Stock Exchange operates a system which suspends dealing in shares of a particular issuer for a half-hour, or for the remainder of the day, when changes in the price of each issuer’s shares exceed 10%, or 15%, respectively, of that day’s opening price. Investors in the Argentine securities market are mostly individuals and companies. Institutional investors, which represent a relatively small percentage of trading activity, consist of a limited number of investment funds.

Certain information regarding the Argentine equities market is set forth in the table below:

	Argentine Equities Market
	December 31,
	2002	2001	2000	1999	1998
Market capitalization (U.S.$billions)	109.2	192.5	165.8	83.9	45.3
As percentage of GDP(1)	96.4%	71.4%	57.7%	29.6%	13.5%
Annual volume (U.S.$millions)	1,272	6,969	9,670	12,687	32.465
Average daily trading volume (U.S.$millions)	5.1	27.7	38.8	51.3	130.0
Number of listed companies	83	87	92	97	132

(1)	GDP refers to the Gross Domestic Product of Argentina.

Source: Buenos Aires Stock Market

D.	Selling Shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expense of the Issue.

Not applicable.

ITEM 10.    ADDITIONAL INFORMATION.

A.	Share Capital.

Not applicable.

B.	Memorandum and Articles of Association.

Register

We are registered with the Argentine Public Registry of Commerce under entry number 4535, Book 108 of Corporations.

Corporate Object and Purpose

Section three of our bylaws states that our purpose is to provide, by ourselves or through or in association with third parties, public telecommunications services, excluding radio broadcasting services, in accordance with the terms of our applicable licenses. To that end, we have the legal capacity to acquire rights, incur obligations and generally to carry out all acts that are not prohibited by law or our bylaws, including the incurrence of public or private debts through the issuance of debentures and negotiable obligations. Our purpose cannot be modified without prior authorization of the telecommunication regulatory authorities.

On April 10, 2002, at both ordinary and extraordinary shareholders meetings, the corporate purpose was amended to allow us to be able to engage in other types of businesses not strictly related to rendering telecommunications services, including purchasing equipment, infrastructure, and telecommunications-related goods, as well as rendering any type of services, such as consulting and accounting, human resources and tax administration services. As we have amended our corporate purpose, it was necessary to obtain the authorization of the telecommunication regulatory authorities. Our request with the Secretary of Communications is currently pending.

Corporate Governance

We are principally governed by three separate bodies: the shareholders, the Supervisory Committee, and the Board of Directors. Their roles are defined by Argentine law and our bylaws, and may be described generally as follows:

Shareholders Meetings and Voting Rights

Shareholders meetings are called in such manner as prescribed by applicable legislation, notwithstanding provisions for unanimous meetings. First call and second call ordinary meetings and special class meetings may be called simultaneously.

Each common share entitles its holder to one vote. Under Argentine law, meetings of shareholders must be held in a place that corresponds with the jurisdiction of the company. Shareholders’ resolutions subject to Argentine law and the bylaws are binding on all of the shareholders, although shareholders are given the right of withdrawal in connection with certain shareholder decisions.

Shareholders meetings can be ordinary and extraordinary. At ordinary shareholders meetings, shareholders consider and resolve the following matters:

(1)	approval of accounting and other measures connected with the conduct of our business in accordance with the law or the bylaws, as submitted to the shareholders by the Board of Directors or the Supervisory Committee;

(2)	election or removal of directors or members of the Supervisory Committee, and stipulation of their remuneration;

(3)	establishing the responsibilities of the directors and members of the Supervisory Committee; and

(4)	approving increases in the corporate capital not exceeding five times the current amount.

All other matters must be resolved at extraordinary meetings, such as bylaw amendments and in particular:

(1)	increasing the corporate capital to over five times the current amount;

(2)	capital reduction and reimbursement;

(3)	redemption, reimbursement and writing down of shares;

(4)	our merger, transformation and dissolution; appointment, removal and remuneration of the liquidators; spin-off; and consideration of the accounts and further matters connected with conduct in our winding-up;

(5)	limitation or suspension of preferential rights in the subscription of new shares;

(6)	issuance of debentures and conversion of same into shares; and

(7)	issuance of negotiable instruments (“bonds”).

The chairman of the board or a person appointed at the meeting presides over shareholders meetings. Shareholders meetings can be called by the Board of Directors, the Supervisory Committee in certain circumstances specified by law, or by shareholders representing at least 5% of the corporate capital.

Shareholders may be represented by proxies at shareholders meetings. Our directors, members of the Supervisory Committee, managers and employees cannot act as proxies. The shareholders or proxies attending a shareholders meeting must sign the Register of Attendance.

Directors, statutory auditors and general managers are entitled and obliged to attend, and to be heard at all meetings of shareholders. If they are also shareholders, they cannot vote on decisions connected with their undertakings, responsibility or removal.

Quorum for an ordinary meeting of shareholders held on first notice requires the presence of shareholders representing the majority of the shares entitled to vote. On second notice, a meeting is considered duly constituted regardless of the number of shareholders present. Resolutions are adopted by majority of votes present, except when the bylaws require a higher number.

An extraordinary meeting held on first notice is duly constituted with the presence of shareholders representing sixty percent of the shares entitled to vote, provided a greater quorum is not required by the bylaws. On second notice, shareholders representing 30% of the shares entitled to vote are required.

Decisions are adopted by a majority of eligible votes present, unless a greater number is stipulated in the bylaws, or required by law, such as decisions regarding our transformation, extension or renewal; any anticipated dissolution; the transfer of our domicile abroad; or a basic change of object or the total or partial refunding of the capital. In such circumstances, a majority vote of all eligible shares is necessary. This majority requirement will also apply for a merger or spin-off, except with regard to the incorporating company that will be governed by the rules for capital increases.

When the meeting affects the rights of a class of shares, the consent or ratification of the relevant class is required. The relevant class must hold a special meeting governed by the rules for ordinary meetings of shareholders.

Shareholder decisions may be voided by a court order when shareholders meetings have been held in circumstances contrary to the law, our bylaws or internal regulations.

Certain Provisions Regarding Shareholder Rights

As of the date of the filing of the Annual Report, our capital stock is comprised of two classes of shares: Class A Shares representing at least 51% of corporate capital, and Class B Shares representing the remainder. The transfer of Class A Shares is subject to certain restrictions under applicable rules and the provisions herein contained. Capital may be increased, without limitation and without amending the bylaws, by a resolution at the annual shareholders meeting. Each subscribed common share shall entitle its holder to one vote.

Our bylaws do not contain any provisions relating to:

•	redemption provisions;
•	sinking funds; or
•	liability for future capital calls by us.

In addition to restrictions imposed by law, article nine of our bylaws provides that any change in ownership of Class A Shares and of the rights associated with them must be authorized by the relevant regulatory authorities.

There are no restrictions under Argentine law or in our bylaws limiting the rights of non-residents or non-Argentines to hold or vote our Class B Shares.

For information on shareholder rights on liquidation, see below “—Dividends and Liquidation Rights”.

Supervisory Committee

In accordance with the rules contained in Argentine Business Companies Act No. 19,550, corporate supervision is entrusted to a Comisión Fiscalizadora (a Supervisory Committee). The election of its members, individually known as síndicos (statutory auditors), and the organization and procedures of the committee are regulated by our bylaws.

The Supervisory Committee has certain general powers and duties, notwithstanding any others as may be provided for under the Business Companies Act or our bylaws:

•	supervising our management, by an examination of its books and other documents whenever it may deem so convenient, but at least once every three months;

•	verifying, in like manner and with like frequency as indicated above, our cash and securities, as well as our obligations and the performance thereof;

•	receiving notice of and attending the meetings of the Board of Directors, the Executive Committee and shareholders. The Supervisory Committee may express its opinions at these meetings but is not allowed to vote;

•	ensuring that our directors have posted the required performance bonds and that the same are maintained;

•	submitting a written report on our economic and financial condition to the annual shareholders meeting;

•	providing information within its scope of responsibility to any shareholders so requesting who are owners of at least 2% of our capital;

•	calling the shareholders to an extraordinary meeting whenever it may deem necessary, and to annual or special class meetings if the board should fail to do so as required; and

•	overseeing the management of our business for compliance with the law, our bylaws or internal regulation, and any resolutions adopted by the shareholders.

The members of the Supervisory Committee are entitled to access information and make administrative inquiries into facts or circumstances relating to any fiscal year prior to the date of their appointment.

The members of the Supervisory Committee are jointly liable for the performance of their duties and obligations as imposed on them by law, the bylaws, or our internal procedures. They are also jointly liable with the directors for any damage occurring which would have been prevented had they acted in compliance with the law, the bylaws, the internal regulations, or the resolutions adopted by the shareholders. Our bylaws provide that we shall be supervised by a Supervisory Committee of three members and three alternate members elected by the shareholders to serve for a one-year term and may be re-elected. Any vacancies in the Supervisory Committee shall be filled by the alternate members in the order of their appointment. Any of its members may act on behalf of the Supervisory Committee at Board of Directors or shareholders meetings.

Board of Directors

The current Board of Directors is made up of eight directors and eight alternate directors. The bylaws require that the Board of Directors shall consist of between three and eight directors. Members of the Board of Directors are appointed by the general meeting of shareholders and are elected for a period of one fiscal year, at the end of which they may be re-elected or replaced.

Our bylaws require that after the number of directors has been determined at the shareholders meeting, the Class A shareholders’ elect up to six directors and up to six alternate directors. The Class B shareholders must elect one director and one alternate director, unless the total number of directors are equal to or higher than six, in which event the Class B shareholders shall elect two directors and two alternate directors. Class A and Class B shareholders meet at special class meetings to be called simultaneously with the annual general meeting for these purposes. Any directors appointed to office by the above procedure may only be removed from office by the shareholder class they represent; provided that the shareholders may remove the entire Board of Directors by majority vote of both share classes.

Certain Powers of the Board of Directors

Our bylaws provide that the Board of Directors shall have full power to manage and dispose of our property, including such powers as under section 1881 of the Civil Code and Section 9 of Decree 5965/63 that must be vested under a special power of attorney. The Board of Directors may, in our name and stead, perform any acts that are in furtherance of our corporate purpose, including banking transactions with Banco Nación, Banco de la Provincia de Buenos Aires, and other public or private banking entities.

The compensation of the directors is set at the shareholders meeting. Under Argentine corporate law, the maximum remuneration that members of a Board of Directors can collect from a corporation, including wages and other remuneration, cannot exceed 25% of corporate earnings. This percentage is limited to 5% if no dividend is distributed. This limitation is increased in proportion to any dividends paid. When one or more directors perform special commissions or technical administrative functions and the small amount or nonexistence of earnings make it necessary to exceed the percentage established, the corporation cannot pay such sums without express approval at the shareholders meeting.

Our bylaws do not contain provisions relating to:

•	a director’s power to vote on a proposal, arrangement or contract in which the director is materially interested;

•	the directors’ power to vote compensation to themselves or any members of their body;

•	borrowing powers exercisable by the directors and how such borrowing powers can be varied;

•	retirement or non-retirement of directors under an age limit requirement; or

•	number of shares required for director’s qualification.

Other Corporate Governance

On December 17, 2002, in light of developments in local regulations and American law concerning corporate governance, as well as the need to attain the corporate goals set by Telefónica Group worldwide in this field, the Board of Directors set up (1) an Audit and Control Committee and (2) a Human Resources and Corporate Reputation Committee to lead the development of corporate governance actions.

Audit and Control Committee

A temporary Audit and Control Committee was created on December 17, 2002 and will continue until a permanent Audit Committee (Comité de Auditoría) is established pursuant to Decree No. 677/01. The role of the Audit and Control Committee is (1) to advise the Board of Directors in the appointment of an external auditor, engagement terms, scope of professional mandate and removal of the auditor; (2) to review our accounting information, oversee compliance with legal requirements and generally accepted accounting principles; (3) to advise the Board of Directors on the integrity of internal accounting control systems; and (4) to oversee compliance with the Public Offer Transparency Regime and with rules of corporate governance.

Human Resources and Corporate Reputation Committee

The Human Resources and Corporate Reputation Committee is a standing commission set up on December 17, 2002. Its roles are (1) to report to the Board of Directors regarding the development of our employee policies; (2) to advise the Board of Directors in adopting timely measures regarding employee policies; (3) to review our compensation policy; and (4) to supervise our corporate image policy.

Dividends and Liquidation Rights

In accordance with our bylaws, we are required to appropriate net realized profits as follows: (1) 5% of such profits shall be set aside into a legal reserve until such reserve equals 20% of outstanding capital stock; (2) payment of the compensation of the Board of Directors and Supervisory Committee; (3) payment of dividends on preferred shares, with priority given to the payment of any preferred dividends standing in arrears; and (4) any remainder, in whole or in part, (a) to the payment of an additional dividend on preferred shares, (b) to the payment of an additional dividend on common shares, (c) to an optional reserve fund, (d) to be carried forward or (e) as otherwise as the shareholders may determine. Dividends must be paid within one year of their declaration.

Our bylaws further provide that, upon our dissolution, the winding up of our business shall be conducted by the Board of Directors or by one or more liquidators appointed by the shareholders. The winding up shall proceed under the supervision of the Supervisory Committee, where applicable. After all liabilities have been satisfied and capital reimbursed, the balance shall be distributed among shareholders.

C.	Material Contracts.

Other than the contracts listed as exhibits under Item 19 of this Annual Report, during the past two years we have not entered into any material contracts other than contracts entered into in the ordinary course of business and shareholder loans as described in “Item 5: Operating and Financial Review and Prospectus, B. Liquidity”. A summary of the terms of these contracts is provided below.

Management Contract

We are party to a management contract with Telefónica to provide operating expertise. A summary of terms appears in Item 4: “Information on the Company—Management Contract”.

IBM Outsourcing Contract

On March 27, 2000, our Board of Directors approved the outsourcing through IBM Argentina S.A. (“IBM”) of the operation and maintenance of some of our information systems. On June 26, 2000, we, Telefónica Comunicaciones Personales, Telinver, Telefónica Data and TYSSA (referred to jointly herein as the “Companies”) have executed certain contracts (collectively, the “Contract”) with IBM whereby the operation and maintenance of the information infrastructure is outsourced to IBM for a six and a half-year term. Also, under this agreement, the Companies transferred to IBM the assets used to render the services outsourced under the Contract. As consideration for the assets transferred, IBM paid Ps.37.5 million and has the obligation to renew the assets transferred periodically. We transferred such assets during August 2000.

At contract expiration, IBM shall transfer the assets to the Companies for a fixed price. IBM has hired the personnel of some of the Companies to render the services. Over the duration of the Contract, the Companies shall pay IBM monthly installments declining annually in consideration for the services to be received under the Contract and other charges for the use of additional resources.

The amount to be accrued for basic services for us and Telinver during the term of the contract was U.S.$219 million as well as the fixed price for the transfer of assets. This amount was within the range applicable to contracts denominated in U.S. dollars affected by pesification pursuant to the Public Emergency Law. Since August 2002, the Companies and IBM signed temporary agreements to cover the impact of the Public Emergency Law and subsequent regulations on the Contract, until January 1, 2003, when a new agreement signed by the parties to the Contract on March 21, 2003 became into effect. Under this new agreement we agreed, among other points, to pay IBM for its services under the Contract from January to December 2003, Ps.16.2 million (plus an adjustment by CVS) and U.S.$12.3 million, in twelve equal monthly installments.

Reorganization Transactions

See Item 4:    “Information on the Company—Our History and Development—Our Reorganization”.

D.	Exchange Controls.

Since early December 2001, the Argentine authorities implemented a number of monetary and currency exchange control measures that included restrictions on the withdrawal of funds deposited with banks and tight restrictions for making transfers abroad, with the exception of those related to foreign trade and other authorized transactions. These regulations have been changing constantly since they were first promulgated and we cannot assure you as to how long these current regulations will be in effect or whether they will be made stricter.

Pursuant to recent resolutions issued by the Central Bank seeking a gradual normalization of the local foreign exchange market, effective January 8, 2003, prior authorization from the Central Bank is no longer required to transfer funds abroad for payment to foreign beneficiaries of corporate profits and dividends reported as payable under approved financial statements certified by an independent auditor.

For the remittance abroad of funds required for principal payments under financial loans, prior Central Bank authorization is required until August 8, 2003, as a general rule. However, the following transfers of funds abroad to repay principal on financial debts are exempted from prior Central Bank approval:

(1)	payments under financing arrangements that have been renegotiated under Argentina’s Reorganization and Bankruptcy Act, if certain conditions are met;

(2)	repayment of new financing disbursed and brought into the Argentine financial system on or after February 11, 2002;

(3)	financial debts with international organizations, loans granted by banks acting as co-lenders with those organizations, loans or financings granted or guaranteed by official credit agencies and export financing insurance companies that are members of the International Union of Credit and Investment Insurance (the Berne Union) and debts with, or guaranteed by, multilateral organizations in which the Argentine government is a member;

(4)	payments relating to debts past due, providing that the total amount of repayment or partial payment does not exceed U.S.$1.0 million monthly;

(5)	payments of financial debts the principal of which, as of December 31, 2002, whether past due or not, did not exceed U.S.$5.0 million as of that date;

(6)	payments under negotiable obligations, bonds, commercial paper, syndicated loans with foreign banks, financial loans with foreign banks and not backed by foreign assets owned by the borrower or a resident individual or legal entity, financial loans with foreign parent companies and affiliates, provided that (a) the payments are required under a refinancing agreement made after January 2, 2003; (b) such refinancing does not call for payments of principal in excess of 10% in cash upon the date of the agreement, 5% within six months, and 5% within twelve months of the date of the agreement; and (c) the refinanced balance is payable in not less than five years on the average; and

(7)	payments (whether or not overdue) under negotiable obligations, bonds, commercial paper, syndicated loans with foreign banks, financial loans with foreign banks and not backed by foreign assets owned by the borrower or a resident individual or legal entity, financial loans with foreign parent companies and affiliates, if, prior to the repayment of principal under an existing credit facility, the local debtor obtains new financing which was brought into Argentina on or after December 26, 2002 through the foreign exchange market and this new financing has an average life of not less that five years, and is for an amount at least equal to the amount of the debt that will be cancelled.

Interest payments on outstanding financial indebtedness no longer require Central Bank approval for their remittance abroad, provided that the transfer abroad in connection with such payments is made not more than 15 days in advance of their stated maturity date.

In cases (4) through (7) above and in the case of interest payments, the actual transfer of funds abroad may only be made after the financial entity through which the remittance will be made is satisfied that the originating transactions are genuine and in compliance with Central Bank regulations, the borrower has reported promptly to the Central Bank the disbursement giving rise to the related financial liability, and the financial entity has received documentation supporting the receipt of the funds in Argentina and/or their application to the repayment of trade, financial, export-related or other obligations.

Some of these regulations, which directly and indirectly affect our business relations, have been challenged in legal actions by third parties, to which we are not party. The effects of additional measures that could be implemented by the Argentine government or the instrumentation of the measures previously adopted, as well as the effects of possible amendments as a result of such legal actions, will be reported as they become known.

Conversely, and as a consequence of the changes implemented from January to December, 2002, there was an increase in the Argentine consumer price index of 40.95% and an increase in the Argentine wholesale price index of 118.2% according to the information provided by the INDEC.

As of April 9, 2003, the selling exchange rate for U.S. dollars on this market was Ps.2.92. The effect of the change in this exchange rate, relative to the exchange rate used in the valuation of foreign currency assets and liabilities, on our consolidated net foreign currency liability as of December 31, 2002 equivalent to U.S.$1,907 million, was a decrease in the peso equivalent of around Ps.860 million.

E.	Taxation.

U.S. Federal Income Taxation

The following is a summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of ADSs (evidenced by ADRs) by a U.S. Holder. As used herein, the term “U.S. Holder” means a beneficial owner of ADSs that is, for U.S. federal income tax purposes, (1) a citizen or resident alien individual of the United States, (2) a corporation, or other entity treated as a corporation, created or organized in or under the laws of the United States or any state thereof (including the District of Columbia), (3) an estate the income of which is subject to U.S. federal income tax regardless of its source, or (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

This summary does not address all of the U.S. federal income tax considerations that may be relevant to a particular U.S. Holder’s decision to acquire, own or dispose of ADSs in light of such U.S. Holder’s particular circumstances, and does not address any aspect of state, local, non-U.S. or other U.S. federal tax consequences. This summary addresses only ADSs held by U.S. Holders as capital assets (i.e., generally, as investment property). This summary does not address U.S. federal income tax considerations applicable to U.S. Holders that are subject to special tax rules, such as certain financial institutions, insurance companies, dealers and traders in securities or foreign currencies, tax-exempt entities, persons subject to alternative minimum tax, persons that will hold ADSs as part of an integrated investment, including a straddle, or as part of a hedging, conversion or repurchase transaction for U.S. federal income tax purposes, persons that have a functional currency other than the U.S. dollar, persons that own directly, indirectly or constructively 10% or more of the total voting power of us, our partnerships or other of our entities classified as partnerships for U.S. federal income tax purposes or persons who acquire ADSs pursuant to the exercise of employee stock options or otherwise as compensation. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), United States Treasury Regulations (including proposed regulations) thereunder, and administrative and judicial interpretations thereof, all as in effect on the date of this Annual Report and all of which are subject to change (which change could apply retroactively and could affect the U.S. federal income tax consequences described below) and to different interpretations. This summary is also based in part on representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION PURPOSES ONLY. PROSPECTIVE PURCHASERS OF ADSs ARE URGED TO CONSULT THEIR OWN TAX ADVISERS WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING OR DISPOSING OF ADSs, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, NON-U.S. AND OTHER U.S. FEDERAL TAX LAWS AND POSSIBLE CHANGES IN TAX LAWS.

General

For U.S. federal income tax purposes, a U.S. Holder that owns ADRs evidencing ADSs generally will be treated as the owner of the Class B Shares represented by such ADSs. Accordingly, a U.S. Holder will not recognize gain or loss for U.S. federal income tax purposes solely by reason of the exchange by such U.S. Holder of ADSs for the underlying Class B Shares represented by such ADSs.

Distributions

In general, a distribution of cash or property (other than common stock, if any, distributed pro rata to all our shareholders, including holders of ADSs) received by a U.S. Holder with respect to Class B Shares represented by ADSs will be includible in gross income by such U.S. Holder as ordinary dividend income in the taxable year of receipt (which generally will be the taxable year of such U.S. Holder in which such distribution is received by the Depositary) to the extent that such distribution is made from our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits as determined for U.S. federal income tax purposes, a U.S. Holder’s pro rata share of such excess amount will be treated first as a nontaxable return of capital to the extent of such U.S. Holder’s tax basis in the ADSs and, thereafter, as capital gain. Dividends paid by us will not be eligible for the “dividends-received deduction” generally available to U.S. Holders that are corporations.

The amount of any taxable dividend includible in the gross income of a U.S. Holder will include any amounts withheld by us or our paying agent in respect of Argentine taxes. Generally, such dividend will be treated as foreign source “passive income” or, in the case of certain U.S. Holders, “financial services income,” for U.S. foreign tax credit purposes. If any Argentine income taxes are withheld from such dividends, a U.S. Holder may be entitled to claim a foreign tax credit for the amount of such Argentine incomes taxes against such U.S. Holder’s U.S. federal income tax liability, subject to certain limitations and restrictions that may vary depending upon such holder’s circumstances. Instead of claiming the foreign tax credit, a U.S. Holder may, at such holder’s election, deduct the U.S. dollar value of such Argentine income taxes in computing such U.S. Holder’s U.S. taxable income, subject to generally applicable limitations under U.S. federal income tax law. The rules relating to foreign tax credits are extremely complex and the availability of a foreign tax credit would depend on various factors. Prospective purchasers of ADSs should consult their own tax advisers regarding the availability of foreign tax credits in light of their particular circumstances.

A taxable dividend paid in pesos will be included in the gross income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date such dividend is received by the Depositary regardless of whether the payment is in fact converted into U.S. dollars at that time. The U.S. Holder generally will have a tax basis in such distributed pesos equal to the amount included in gross income, and any gain or loss recognized upon a subsequent disposition of such pesos generally will be ordinary income or loss. If the distribution is converted into U.S. dollars on the date of receipt by the Depositary, a U.S. Holder generally would not be required to recognize foreign currency gain or loss in respect of the dividend income.

Sale or Other Taxable Disposition of ADSs

In general, gain or loss, if any, realized upon a sale or other taxable disposition of ADSs will be subject to U.S. federal income tax in an amount equal to the excess of the amount realized on such sale or other taxable disposition over the U.S. Holder’s tax basis in the ADSs. Such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if, at the time of such sale or other taxable disposition, the ADSs have been held for more than one year. Certain non-corporate U.S. Holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. A U.S. Holder’s ability to deduct capital losses in respect of ADSs is subject to limitations under the Code.

Gain (or loss), if any, recognized by a U.S. Holder on the sale or other taxable disposition of ADSs generally will be treated as U.S. source income (or loss) for U.S. foreign tax credit purposes. Consequently, if an Argentine income tax is imposed on the sale or other taxable disposition of ADSs, a U.S. Holder that does not receive significant foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of such Argentine income tax. Prospective purchasers of ADSs should consult their own tax advisers regarding the implications of a sale or other taxable disposition of ADSs.

Passive Foreign Investment Company Rules

Special U.S. federal income tax rules apply to U.S. persons owning shares in a passive foreign investment company (“PFIC”). A non-U.S. corporation generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules with respect to the income and assets of subsidiaries, either:

•	at least 75% of its gross income is “passive income”; or

•	at least 50% of the gross value of its assets, determined on the basis of a quarterly average, is attributable to assets that produce passive income or are held for the production of passive income.

For this purpose, passive income generally includes, among other items, dividends, interest, rents, royalties, gains from the disposition of passive assets and gains from commodities transactions.

Based on certain estimates of our current and projected gross income and gross assets, we believe that it will not be considered a PFIC for U.S. federal income tax purposes for our taxable year ending September 30, 2002. However, since the determination of whether we are a PFIC will be made by us on an annual basis and depends upon the nature of our activities and the composition of our income and assets, including the market value of our assets, from time to time, and since there are uncertainties in the technical application of the relevant rules, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year, a U.S. Holder that owns ADSs may be subject to adverse U.S. federal income tax consequences upon a sale or other disposition of such ADSs, or upon the receipt of certain distributions from us, unless such U.S. Holder makes certain elections (if available), generally for the first taxable year for which such U.S. Holder is treated as holding shares in a PFIC.

In general, subject to the elections described below, if we were treated as a PFIC for a taxable year during which a U.S. Holder owns ADSs, then any gain realized by such U.S. Holder from the sale or other disposition of such ADSs, and any excess distribution (i.e., a distribution that exceeds 125% of the average distributions during the shorter of the prior three years and the U.S. Holder’s holding period for the ADSs), would be treated as ordinary income earned ratably over each day in the U.S. Holder’s holding period for the applicable ADSs. The amount allocated to prior taxable years, other than a taxable year before we are treated as a PFIC, would be subject to U.S. federal income tax at the highest rate in effect for ordinary income earned by individuals or corporations, as applicable, for such taxable year. In addition, an interest charge would be imposed on the U.S. federal income tax liability allocated to each such taxable year as if such liability represents a tax deficiency for such taxable years.

The foregoing rules with respect to distributions and dispositions may be avoided if a U.S. Holder is eligible for and timely makes either a valid qualified electing fund (“QEF”) election or a valid “mark to market” election. We do not currently intend to complete the actions necessary for U.S. Holders to make a qualified electing fund election in the event that we are considered a PFIC for a taxable year. A U.S. Holder that owns shares in a PFIC may be eligible to make a “mark-to-market” election in circumstances where such shares are treated under applicable Treasury regulations as being regularly traded on a qualified exchange. There can be no assurance that a U.S. Holder owning ADSs will be treated as owning stock that is regularly traded on a qualified exchange for this purpose.

If a valid mark-to-market election is timely made, then for each taxable year of ownership, the U.S. Holder generally will include in gross income, as an item of ordinary income, the excess, if any, of the fair market value of the ADSs at the end of such taxable year over their adjusted tax basis, and will deduct from gross income, as an ordinary loss, the excess, if any, of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the amount previously included in gross income as a result of the mark-to-market election). The U.S. Holder’s tax basis in the ADSs will be adjusted to reflect any such income or loss that is included in, or deducted from, gross income. If the mark-to-market election is made, it can only be revoked with the consent of the U.S. Internal Revenue Service. Special rules apply if the mark-to-market election is not made for the first taxable year in which a U.S. person owns shares in a PFIC.

Prospective purchasers of ADSs are urged to consult their own advisers regarding the consequences of the application of the PFIC rules to the ADSs and the availability and advisability of making an election to avoid adverse U.S. federal income tax consequences of the PFIC rules should we be considered a PFIC for any taxable year.

Backup Withholding and Information Reporting

A U.S. Holder of ADSs may, under certain circumstances, be subject to “backup withholding” (currently at a rate of 30%) and information reporting requirements with respect to certain payments, including certain dividends or the proceeds of certain sales of ADSs, unless such U.S. Holder (i) is treated as a corporation for U.S. federal income tax purposes or falls within certain other exemptions (and demonstrates this fact when so required) or (ii) furnishes a correct taxpayer identification number and certifies that such U.S. Holder is not subject to backup withholding, and otherwise complies with applicable requirements of backup withholding rules. Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder generally may be claimed as a credit against such U.S. Holder’s U.S. federal income tax liability provided that the required information is furnished to the U.S. Internal Revenue Service.

Argentine Taxation

The following summary of certain Argentine tax matters is based upon the tax laws of Argentina, and regulations thereunder, in effect as of the date of this Annual Report, and is subject to any subsequent change in Argentine laws and regulations which may come into effect after such date.

Taxation of Dividends

Dividends of cash, property or capital stock related to the Class B Shares or ADSs are currently exempt as a general rule from Argentine withholding tax or income tax. However, under Tax Law No. 25,063, a tax is applicable to the amount of dividends distributed in excess of a company’s “net taxable income” accumulated at the end of the fiscal year immediately preceding the date of the distribution of such dividends.

Taxation of Capital Gains

Under Argentine law, any gains obtained by a foreign resident by means of a purchase, sale, exchange, conversion or other disposition of shares will not be subject to Argentine income tax. This rule does not apply, however, where such gain is obtained by a corporation, business, permanent establishment, estate or operation which, due to its legal nature or a provision in its bylaws, has been organized for the primary purpose of making investments outside of its home jurisdiction and/or is not allowed to conduct therein certain transactions and/or investments as specifically determined by law or its bylaws. In such a case, any gains obtained by any such entity will be deemed to have been obtained by an individual residing in Argentina, unless the gain shall relate to listed shares.

The above exemption is not available in the case of Argentine resident taxpayers falling under the provisions of Section 49(3) of the Argentine income tax act (typically, any corporations or permanent establishments owned by a foreign business that are subject to Argentine law). Any gains obtained by them from a disposition of shares will therefore be taxable under Argentine law.

Gains obtained by individuals and undivided estates residing or located in Argentina will be taxable if relating to unlisted shares; provided, however, that where sufficient evidence is provided to the effect that the shares have been maintained as part of the taxpayer’s assets for at least 12 months prior to the disposition, then tax will be payable at a rate not exceeding 15%.

Gains obtained by a corporation, business, permanent establishment, estate or operation which, due to its legal nature or a provision in its bylaws, has been organized for the primary purpose of making investments outside of its home jurisdiction and/or is not allowed to conduct therein certain transactions and/or investments as specifically determined by law or its bylaws, will be taxable at a rate not exceeding 17.5% of the sale price of the shares on the market; the amount of the tax should be withheld by the payor and will constitute a one-time, definitive payment.

Withholding tax is payable on gains made by individuals and undivided estates residing or located in Argentina in accordance with the procedure set forth in General Resolution No. 1,107 of the Administración Federal de Ingresos Públicos (Argentine Public Revenue Administration) in respect of any assignment of unlisted or untraded shares by way of sale, exchange, barter or disposition. A 1.5% withholding tax should be paid at the time of payment of consideration for the relevant transaction and should be determined on the basis of the full amount of consideration.

However, no withholding tax will be applicable to an individual Argentine resident or undivided estate in respect of a taxable transaction that is made at a loss to the taxpayer, or where any gain obtained thereby is equal to or smaller than any accumulated tax loss carried by the taxpayer as a result of the disposition of such property, or a bankruptcy petition or adjudication is pending or has been made against the taxpayer.

In connection with any sale made by an individual, any gains or losses thereby obtained should be treated for tax purposes in the manner described above in respect of gains from the purchase, sale, exchange, barter or transfer of shares for the 2001 tax year. It should be noted, however, that Act No. 25,556, published in the Official Gazette on December 28, 2001, has repealed Act No. 25,414. Section 7 of Act No. 25,414 had introduced an amendment to the income tax act that had eliminated the exemption available in respect of sales of shares by individuals.

In accordance with this amendment, any sale of shares made by an individual is to be nontaxable in Argentina beginning in tax year 2002. However, as of the date of this Annual Report all other sections of the income tax legislation relating to this issue have not been amended.

The Argentine tax authorities have not yet stated that they intend to reinstate the exemption in respect of gains made by individuals through a sale of shares or, otherwise, that no exemption is considered to exist.

Tax on Personal Assets (Individuals)

Law No. 24,468, dated March 23, 1995, eliminated the previously existing exemption with respect to the Tax on Personal Assets for the holding of shares of entities subject to Tax on Assets. In accordance with such amendments, as of the beginning of the 1995 fiscal year, individuals and undivided estates resident, located or domiciled in Argentina or abroad must include Class B Shares in the composition of their assets in order to determine their tax liability for the Tax on Personal Assets. The rate of this tax applicable to resident taxpayers is 0.5% on taxable amounts up to Ps.200,000 and a rate of 0.75% on taxable amounts over Ps.200,000 per year, based on a year-end market value of the property, with a nontaxable (excluded) amount of Ps.102,300 in respect of individuals and undivided estates resident in Argentina. A tax rate of 0.75% is applicable to non-resident taxpayers on all taxable amounts. Although Class B Shares and ADSs directly held by individuals and undivided estates located outside Argentina technically would be subject to the Tax on Personal Assets, Law No. 24,468 foresees no method or procedure for the collection of such tax in respect of securities, including the Class B Shares and the ADSs, that such individuals or undivided estates hold directly.

Law No. 24,468 establishes an irrefutable legal presumption that the shares directly owned (titularidad directa) by a foreign legal entity that is located in a country which does not require private securities to be held in registered form are deemed to be owned by individuals or undivided estates resident, located or domiciled in Argentina and, therefore, subject to the Tax on Personal Assets at an increased rate of 1.5%. In such cases, the law imposes the obligation to pay the Tax on Personal Assets on an individual or a legal entity resident or domiciled in Argentina (a “Substitute Obligor”) who is related to such shares by means of, inter alia, co-ownership, deposit, custody or administration. Law No. 24,468 also authorizes the Substitute Obligor to seek recovery of the amount so paid, without limitation, by way of withholding or by foreclosing on the assets that gave rise to such payment.

In addition, Decree No. 127/96 has limited the extent of the presumption, stating that it will only apply to legal entities, permanent establishments and the like, domiciled or located outside Argentina that, by virtue of the legal nature of their articles of incorporation or bylaws, develop as their principal activity investments outside the country of their incorporation or location or may not perform in such country operations or investments specifically determined in the legal framework, articles of incorporation or bylaws to which they are subject (off-shore taxable entities). Additionally, Resolution No. 4,172 of the Argentine tax authority dated June 12, 1996, has established that the legal presumption discussed above will only apply if the stock of the foreign entity owning the securities, such as the Class B Shares and the ADSs, is represented by shares or other securities that under the applicable law in the country of its incorporation are not considered registered or if the foreign entity does not provide the issuer with enough evidence to demonstrate it is not an off-shore taxable entity.

Such irrefutable presumption does not apply to the following foreign legal entities that directly own the Class B Shares or ADSs: (1) insurance companies, (2) open-end investment funds, (3) pension funds and (4) banks or financial entities whose head office is located in a country whose central bank or equivalent authority has adopted the international standards of supervision established by the Basel Committee. Accordingly, a foreign legal entity that does not fall under an exemption to the legal presumption described above will be subject to Tax on Personal Assets, and the Argentine government could pursue payment of such tax to the extent there is a Substitute Obligor in respect of such Class B Shares or ADSs.

Pursuant to Decree No. 127/96, issuers of private securities subject to the Tax on Personal Assets, such as the Class B Shares and ADSs, must, to prevent the application of the presumption, require the foreign legal entities which are holders of such securities to provide evidence to such issuer that the direct holders of such securities are not Offshore Taxable Entities subject to the legal presumption. In accordance with such Decree, Resolution No. 4,172 has established the requirements of such evidence, namely: (1) in respect of direct holders that are not Offshore Taxable Entities, a copy of its articles of incorporation or bylaws, duly certified by the Argentine consular authority represented in the country of incorporation; and (2) in respect of direct holders that qualified as Offshore Taxable Entities, a certificate issued by the competent authority of the country of incorporation stating that its stock is represented by shares or other securities that the applicable law in that country considers registered.

If the issuer is not provided with such evidence before the maturity date established by Argentine tax authority for the liquidation or the revenue tax, in the form and in compliance with the conditions set forth by the Argentine tax authority with respect to all or any portion of a given issue of securities, the issuer thereof would be responsible for the payment of the Tax on Personal Assets in respect of such securities as to which such evidence was not satisfactorily obtained. Accordingly, a foreign legal entity that does not fall under exemption to the applicable legal presumption will be subject to the Tax on Personal Assets, and the Argentine Tax Authority could pursue payment of such tax, to the extent there is a Substitute Obligor, in respect of such securities.

Notwithstanding the above, Decree No. 812/96 dated July 24, 1996, states that such legal presumption shall not apply either to shares such as the Class B Shares and ADSs or to debt-related private securities, the public offering of which has been authorized by the CNV and which are tradable on stock exchanges located in Argentina or abroad. According to Resolution No. 4203 of the Argentine tax authority dated August 1, 1996, the issuer shall keep in its records a duly certified copy of the CNV resolution authorizing the public offering of the shares or debt-related private securities as well as to the time limit it will be in effect. The lack of such certification shall allow the application of the legal presumption.

Moreover, Law No. 25,585 dated May 15, 2002 establishes a legal presumption that the shares of an Argentine company that are owned by any foreign legal entity are deemed to be indirectly owned by individuals or undivided estates domiciled in Argentina. The tax on these shares shall be collected by the Argentine company at the 0.5% rate and the Ps.102,300 nontaxable amount shall not apply to this case.

Finally, Law No. 25,721 dated January 17, 2003 has eliminated the existing exemption to the Tax on Personal Assets for the holding of listed shares.

Value-Added Tax

The sale or disposition of ADSs or Class B Shares is not subject to value-added tax.

Tax on Interest and Financial Cost of Corporate Indebtedness

Law No. 25,360 (effective as of December 12, 2000) reduced the tax rate to 10% for the period January 1, 2001 through June 30, 2001 and to 8% as of July 1, 2001, while Law No. 25,402 (Official Gazette of January 12, 2001) reduced the tax rate to 6% for the period October 1, 2001 through December 31, 2001, to 4% for the period January 1, 2002 through March 31, 2002, and to 2% for the period April 1, 2002 through June 30, 2002.

This tax was abrogated as of July 1, 2002 by virtue of Law No. 25,402.

Other Taxes

There are no federal inheritance or succession taxes applicable to the ownership, transfer or disposition of ADSs or Class B Shares. There are no federal stamp, issue, registration or similar taxes or duties payable solely as a result of holding ADSs or Class B Shares.

Deposit and Withdrawal of Class B Shares in Exchange for ADSs

No Argentine tax is imposed on the deposit or withdrawal of Class B Shares in exchange for ADSs.

Tax Treaties

Argentina has entered into tax treaties with several countries. There is currently no income tax treaty or convention between Argentina and the United States.

THE ABOVE SUMMARIES DO NOT CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO THE OWNERSHIP OF THE ADSs OR THE CLASS B SHARES.

F.	Dividends and Paying Agents.

Not applicable.

G.	Statement by Experts.

Not applicable.

H.	Documents on Display.

We file annual reports on Form 20-F and furnish periodic reports on Form 6-K to the Securities and Exchange Commission pursuant to the rules and regulations of the Securities and Exchange Commission that apply to foreign private issuers. Anyone may read and copy any of these reports at the Securities and Exchange Commission’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Information on the operation of the public reference rooms is available by calling 1-800-SEC-0330. Documents filed since October 1, 2002 can be found on the EDGAR system on the Security and Exchange Commission website, www.sec.gov.

Anyone may request a copy of these filings by writing or calling us at Suipacha 150, (1008) Buenos Aires, Argentina, attention: Investor Relations Office, telephone 5411-4333-6392.

I.	Subsidiary Information.

Not applicable.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

We are exposed to market risk, including changes in interest rates and foreign exchange rates in the normal course of our business.

Our indebtedness increased in terms of peso at December 31, 2002 from the end of the previous fiscal year due to the devaluation of the Argentine peso mentioned elsewhere in this Annual Report. As of December 31, 2001, our consolidated total bank and financial debt in foreign currency was the equivalent of U.S.$1,934 million. As of December 31, 2002 this amount had decreased in terms of U.S. dollars to the equivalent of U.S.$1,842 million, but had increased in terms of pesos to Ps.6,208 million due to the depreciation of the peso during 2002. The impact of foreign exchange difference during the year on our net monetary position in foreign currency, net of our exposure to inflation, amounted to a loss of Ps.2,454 million (in constant pesos as of December 31, 2002). As of December 31, 2002, consolidated current assets in foreign currency were lower than our consolidated current liabilities in foreign currency by U.S.$865 million (Ps.2,915 million in constant pesos as of December 31, 2002). The amount of indebtedness subject to variable rather than fixed interest rates has not changed materially since last year. The decrease in the fair value in terms of U.S. dollars is due to the decreases in the principal amount of indebtedness outstanding at the end of this fiscal year, and an increase in the discount market rates, mainly as a result of the effect of increases in Argentina’s country risk premiums due to the Argentine economic climate mentioned elsewhere in this Annual Report. Variable interest rate increases reflected higher spreads, especially for the Telefónica Internacional loans, which have increased approximately 400 basis points from December 31, 2001.

Most of the increase in total interest obligations is associated with foreign currency debt that reflects higher interest rates than were prevailing at the end of fiscal year 2001. Material non-U.S. dollar foreign exchange instruments have been hedged as of December 31, 2002, as described below. As discussed below, a swap arrangement hedged the related exposure to yen/U.S. dollar exchange rate fluctuations associated with our incurrence of long-term yen-denominated debt.

Set forth below is tabular information on our reporting currency, Argentine pesos, with respect to our net debt defined as Debt Obligations and the other instruments less Financial Assets (quasi-currency, current accounts, time deposits, Treasury bills, etc.). The table reflects principal and related exchange rates, broken down in floating rate and fixed rate debts.

SENSITIVITY TO INTEREST RATES AND EXCHANGE RATE – NET DEBT (December 31, 2002)

	MATURITY DATES (in millions of pesos)(8)(10)							FAIR VALUE (9)
	2003	2004	2005	2006	2007	Subsequent	TOTAL	Underlying Debt	Associated Derivatives	TOTAL	Book Value
EUROPE	3	3	3	3	3	48	63	43	(24)	19	86
EURO
Fixed Rate	7	8	8	8	8	48	86	43		43	86
Average Interest Rate (%)	1.80	1.80	1.80	1.80	1.80	1.80
Swap Euros	(4.53)	(4.53)	(4.53)	(4.53)	(4.53)	—	(23)	—	(24)	(24)
AMERICA	2,794	1,126	109	299	42	1,364	5,735	4,830	25	4,854	5,713
ARS	(31)	—	—	—	—	—	(31)	(31)	—	(31)	(31)
Fixed Rate	(17)	—	—	—	—	—	(17)	(17)	—	(17)	(17	)(1)
Average Interest Rate (%)	4.25
Quasi Currency	(14)	—	—	—	—	—	(14)	(14)	—	(14)	(14)
Average Interest Rate (%)	N/A
USD	2,825	1,126	109	299	42	1,364	5,766	4,860	25	4,885	5,744	(2)(3)(4)(5)(7)
Floating Rate	3,079	73	68	21	4	4	3,249	3,137	—	3,137	3,249
Average Spread (%)(6)	8.16	2.27	2.24	1.99	1.74	1.74
Fixed Rate	(258)	1,049	36	274	34	1,360	2,495	1,724	—	1,724	2,495
Average Interest Rate (%)	3.08	10.09	9.08	9.11	9.00	8.92
Swap Euros	4.33	4.33	4.33	4.33	4.33	—	22	—	25	25
TOTAL	2,797	1,129	112	303	45	1,412	5,798	4,872	1	4,873	5,799

(1)	Excludes Ps.14 million corresponding to certain items not considered as Financial Assets.
(2)	Includes Ps.37 million corresponding to derivative financial instruments classified in other payables in the financial statements as of December 31, 2002.
(3)	Excludes Ps.66 million of accrued interest included in bank and financial payables in the Consolidated Annual Financial Statements as of December 31, 2002.
(4)	Excludes Ps.6 million corresponding to credit balances with banks.
(5)	Net of Ps.350 million of time deposits and treasury bills.
(6)	It is the weighted average interest rate of the outstanding debt as of each date excluding six month U.S. Dollar LIBOR as of December 31, 2002 (1.38%).
(7)	We have received from a foreign financial institution a credit facility for an amount of U.S.$12 million, which is due for payment in the long term under the originally agreed conditions. Due to certain covenants included in the loan agreement and the Argentine economic crisis, the creditor was entitled to declare, upon expiration of the stipulated grace period, the outstanding amount immediately due and payable. We have requested from the creditor a specific waiver regarding the covenant defaults, and it was obtained with respect to the financial statements as of December 31, 2002. We have classified that amount as current in the Consolidated Annual Financial Statements. Here it is shown as originally scheduled because the creditor has been waiving the above-mentioned covenants.
(8)	Exchange rate as of December 31, 2002: Ps.3.37 = U.S.$1.00.
(9)	We calculate the fair value of the outstanding financial debt (except for bonds) considering the internal rate of return of our bonds due in 2004, 2006 and 2008 or the estimation of that internal rate of return in the yield curve in the case where the debt matures on a different date than the bonds. The bonds are valued at market prices as of December 31, 2002. The market values indicated are based on discount rates that reflect the risks resulting from the current economic situation in Argentina and its ongoing volatility, uncertainty and instability. As a result, such values may not be indicative of a trend or of values in the mid-term future.
(10)	Total does not sum due to rounding.

Exchange Rate Sensitivity.    Since the Convertibility Law pegged the peso at a value of Ps.1.00 per U.S.$1.00, exchange rates risks were mainly related to changes in the value of the U.S. dollar in comparison with currencies other than the Argentine peso. In January 2002, the Argentine government devalued the Argentine peso and currently the peso/U.S. dollar exchange rate is determined by a free market with certain controls. See Item 10: “Additional Information—Exchange Controls”. While the Convertibility Law was in effect, we used derivative financial instruments to partially hedge our exposure to foreign exchange rate fluctuations related to our indebtedness not denominated in U.S. dollars. Given the impact of devaluation of the peso, we are evaluating strategic options available to us for managing market risk.

We also use swap contracts to manage our exposure to exchange rate fluctuations between currencies other than the peso. We do not hold derivative financial instruments for trading or other speculative purposes. As discussed below, a swap arrangement hedged the related exposure to yen/U.S. dollar exchange rate fluctuations associated with our incurrence of long-term, yen-denominated debt and another swap hedged the net exposure to euro/U.S. dollar exchange rate fluctuations associated with the net position of assets and liabilities in euros, including the balance of loan and trade receivables.

Substantially all of our non-peso debt is U.S. dollar debt. Until recently, we employed a policy of not hedging our U.S. dollar-denominated debt obligations in pesos because under the Convertibility Law the peso/U.S. dollar exchange rate was essentially fixed at parity and we had our revenues stream linked to the U.S. dollar because our rates were denominated in U.S. dollars and converted into pesos at the end of the month. Before the Convertibility law and according to the Transfer Contract, our rates were adjusted for inflation in Argentina and in certain extraordinary circumstances, by a specific formula which consider both the effect of the inflation and the variation in exchange rates. See Item 3: “Key Information—Selected Financial Data—Exchange Rate Information” and Item 4: “Information on the Company—Rates.”

In September 1999, we entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the yen/U.S. dollar exchange rate in connection with our 8.8 billion Japanese yen loan granted by the Export-Import Bank of Japan. The loan matures in February 2011 and accrues interest at a rate of 2.3% per annum. The swap agreement provides for a fixed exchange rate of 104.25 yen per U.S. dollar. The interest rate paid to Citibank N.A. under the swap agreement during the term of the loan is 7.98% per annum. As of December 31, 2002, the amount of the related liability, taking into account the effect of the swap and the additional interest accrued, amounts to U.S.$86 million. In the table above this derivative is included in the U.S. dollar amount breakdown.

Additionally, in December 1999, we entered into a second foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the euro/U.S. dollar exchange rate in connection with our net position of assets and liabilities in euros, including the balance of the loan granted by the Mediocredito Centrale. The Mediocredito Centrale loan matures in November 2014 and accrues interest at a rate of 1.75% per annum. The swap agreement is in effect through November 2007 and provides for a fixed-exchange rate of 0.998 euros per U.S. dollar. The interest rate paid to Citibank N.A. during the term of the loan is 2.61% per annum.

The swap agreements with Citibank establish typical provisions for this type of transactions including acceleration upon the failure to pay financial debts for amounts in excess of 2% of our shareholders’ equity.

We also had the equivalent of approximately Ps.219 million, as of December 31, 2002, of trade and other payables denominated in foreign currencies, of which approximately Ps.179 million are U.S. dollar-denominated, as well as approximately Ps.578 million in U.S. dollar-denominated receivables and investments.

Our results of operations are very susceptible to changes in the peso/dollar exchange rate because our primary assets and revenues are denominated in pesos while substantially all of our liabilities are denominated in dollars. We estimate, based on the current composition of our balance sheet and the fact that our revenues have been pesified and frozen, that for every variation in the exchange rate of Ps.0.10 (plus or minus) against the peso results in a variation, plus or minus, of approximately Ps.180 million of our results.

Interest Rate Sensitivity.    We make interest payments under such debt instruments periodically during the term of debt through maturity. The table does not reflect any prepayment or refinancing of indebtedness that may occur from time to time. Weighted average variable rates in the table are based on LIBOR as of December 31, 2002, which was higher than LIBOR at April 9, 2003 (1.24875%), due to a decrease in prevailing interest rates following significant reduction in U.S. rates by the U.S. Federal Reserve Board. At December 31, 2002, approximately 47% of our debt obligations had terms that provide for fixed interest rates. Debt obligations with variable interest rates are based on LIBOR plus specified margins.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

A.	Debt Securities.

Not applicable.

B.	Warrants and Rights.

Not applicable.

C.	Other Securities.

Not applicable.

D.	American Depositary Shares.

Not applicable.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

No events required to be reported have occurred.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

Reorganization Transactions

An information statement, dated as of March 19, 2001, describing the Reorganization Transactions, the distribution of Móviles Argentina and Telefónica Data shares and the reduction in our capital stock has been filed with the Securities and Exchange Commission in a report on Form 6-K dated March 22, 2001. See also Item 4: “Information on the Company—Our History and Development—Our Reorganization”.

A.	Use of Proceeds.

Not applicable.

ITEM 15.    CONTROLS AND PROCEDURES.

Our chairman and our chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in the U.S. Securities Exchange Act of 1934 under Rules 13a-14(c)) within 90 days of the date of this Annual Report, have concluded that, as of that date, our disclosure controls and procedures were effective to ensure that material information relating to us was made known to them by others within our company, particularly during the period in which this Annual Report and accounts were being prepared.

There were no significant changes in our internal controls or in other factors that could significantly affect these controls and procedures subsequent to the date our chief executive officer and our chief financial officer completed their evaluation, nor were there any significant deficiencies or material weaknesses in our internal controls and procedures requiring corrective actions.

ITEM 16.    [RESERVED].

PART III

ITEM 17.    FINANCIAL STATEMENTS.

The registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18.    FINANCIAL STATEMENTS.

Reports of Independent Public Accountants on the Consolidated Annual Financial Statements	F-1
Consolidated Balance Sheets as of December 31, 2002 and 2001	F-7
Consolidated Statements of Operations for the year ended December 31, 2002, the three-month fiscal year ended December 31, 2001 and for the years ended September 30, 2001 and 2000	F-9
Consolidated Statement of Changes in Shareholders’ Equity for the year ended December 31, 2002	F-10
Consolidated Statement of Changes in Shareholders’ Equity for the three-month fiscal year ended December 31, 2001	F-11
Consolidated Statement of Changes in Shareholders’ Equity for the year ended September 30, 2001	F-12
Consolidated Statement of Changes in Shareholders’ Equity for the year ended September 30, 2000	F-13
Consolidated Statements of Cash Flows for the year ended December 31, 2002, the three-month fiscal year ended December 31, 2001 and for the years ended September 30, 2001 and 2000	F-14
Notes to Consolidated Annual Financial Statements for the years ended December 31, 2002, three-month fiscal year ended December 31, 2001 and fiscal year ended September 30, 2001 and 2000	F-15

ITEM 19.    EXHIBITS

Exhibit No.	Description
1.1	English translation of the bylaws (Estatutos) of Telefónica de Argentina S.A., as amended, including the corporate charter.*
4.1	Management Agreement, dated November 8, 1990, between Telefónica de Argentina S.A. and Telefónica de España S.A., together with an English summary thereof.**
4.2

System Operation and Maintenance Outsourcing Master Agreement dated June 26, 2000 by and between IBM Argentina S.A., Telefónica de Argentina S.A., Telefónica Comunicaciones Personales S.A., Telinver S.A., Telefónica Data Argentina, and Telecomunicaciones y Sistemas.***

4.3	Preliminary Spin-off and Merger Agreement by and among Telefónica de Argentina S.A., Telefónica Data Argentina and Telefónica Móviles S.A. (English Translation).****
4.4	Telefónica S.A. Stock Option Agreement, dated June 26, 2001, between Telefónica S.A. and Telefónica de Argentina S.A. (English Translation).*
4.5	Agreement dated March 21, 2003 between IBM Argentina S.A., Telefónica de Argentina S.A. and others (English Translation).
8.1	List of Subsidiaries of Telefónica de Argentina S.A.
99.1	Chairman Certification of the Annual Report.
99.2	CFO Certification of the Annual Report.

*	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended September 30, 2001.
**	Incorporated by reference to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on October 28, 1993 (Registration No. 33-70982).
***	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended September 30, 2000.
****	Incorporated by reference to Amendment No. 1 to our annual report on Form 20-F filed with the Securities and Exchange Commission on April 12, 2001 (Commission File No. 1-12796).

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÓNICA DE ARGENTINA S.A.

By:	/s/ Juan Ignacio López Basavilbaso
Name: Juan Ignacio López Basavibaso Title: Chief Financial Officer

Dated: April 15, 2003

CERTIFICATION

I, Miguel Angel Gutiérrez, certify that:

1.	I have reviewed this annual report on Form 20-F of TELEFÓNICA DE ARGENTINA S.A.;
2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:
(a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
(b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and
(c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;
5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):
(a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and
(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and
6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: April 15, 2003

By:	/s/ Miguel Angel Gutiérrez
Name: Miguel Angel Gutiérrez Title: Chairman

CERTIFICATION

I, Juan Ignacio López Basavilbaso, certify that:

1.	I have reviewed this annual report on Form 20-F of TELEFÓNICA DE ARGENTINA S.A.;
2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:
(a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
(b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and
(c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;
5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):
(a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and
(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and
6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: April 15, 2003

By:	/s/ Juan Ignacio López Basavilbaso
Name: Juan Ignacio López Basavilbaso Title: Chief Financial Officer

TELEFONICA DE ARGENTINA S.A.

TABLE OF CONTENTS OF THE CONSOLIDATED FINANCIAL STATEMENTS

Report of independent public accountants.

Consolidated Balance Sheets as of December 31, 2002 and 2001.

Consolidated Statements of Operations for the fiscal year ended December 31, 2002, the three-month fiscal year ended December 31, 2001 and the fiscal years ended September 30, 2001 and 2000.

Consolidated Statements of Changes in Shareholders’ Equity for the fiscal year ended December 31, 2002, the three-month fiscal year ended December 31, 2001 and the fiscal years ended September 30, 2001 and 2000.

Consolidated Statements of Cash Flows for the year ended December 31, 2002, the three-month fiscal year ended December 31, 2001 and the fiscal years ended September 30, 2001 and 2000.

Notes to Consolidated Financial Statements as of December 31, 2002 and 2001 and September 30, 2001 and 2000.

Operating and Financial Review and Prospects.

INDEPENDENT PUBLIC ACCOUNTANT’S REPORT

To the Board of Directors of

Telefónica de Argentina S.A.

1.	We have audited the accompanying consolidated balance sheets of Telefónica de Argentina Sociedad Anónima (an Argentine Corporation) and its consolidated subsidiary as of December 31, 2002 and the related consolidated statements of operations, cash flows and changes in shareholders’ equity for the fiscal year ended December 31, 2002, all expressed in constant Argentine pesos (Note 2.2.).

2.	The Company’s consolidated financial statements as of and for the three-month fiscal year ended December 31, 2001, and for the fiscal years ended September 30, 2001 and 2000, before their restatement in constant pesos of December 31, 2002, and the computation of retroactive reclassifications as described in note 2.4 to such financial statements, that are presented for comparative purposes, were audited by other auditors, who were members of an international firm that has ceased operations. Those auditors expressed unqualified opinions on those financial statements in their reports dated November 16, 2001 (February 26, 2002, with respect to the matters discussed in note 22 to such financial statements) and February 26, 2002, respectively. Those auditors also included explanatory paragraphs in their reports for uncertainties related to the existence of substantial doubt about the Company’s ability to continue as a going concern, as well as a description of certain measures adopted by the Argentine Government in response to the Argentine economic crisis, the fact that the recoverability of the booked value of fixed assets of the Company’s telecommunication business as of December 31, 2001 depended on the outcome of the ongoing renegotiation of rates and that the effect of the devaluation of the Argentine Peso could cause the Company’s shareholders’ equity to become negative.

3.	The financial statements mentioned in paragraphs 1 and 2 are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements mentioned in paragraph 1 based on our audit.

4.	We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

5.	We have not audited the financial statements of Telinver S.A. (a consolidated subsidiary) as of December 31, 2002, which were used to prepare the consolidated financial statements of the Company with its subsidiary as of that date. The negative equity interest in Telinver as of December 31, 2002 amounted to $45 million and the net loss computed in the consolidated financial statements for the investment in this company amounted to a loss before financial loss of $16 million and a Net loss of $122 million, which represent 0.6%, 8% and 4% of Telefónica’s Liabilities, Consolidated loss before financial loss and Net loss for the fiscal year, respectively. The financial statements of Telinver S.A. were audited by other auditors who issued a report, which has been provided to us by the Company, dated January 30, 2003, expressing an unqualified opinion according to generally accepted auditing standards in the United States of America. Those auditors also included an explanatory paragraph in their report relating to uncertainties for the existence of substantial doubt about Telinver S.A.’s ability to continue as a going concern. Our opinion included in paragraph 6 of this report, insofar as it relates to the amounts included for Telinver S.A., is based on the report of those auditors.

6.	In our opinion, the consolidated financial statements mentioned in paragraph 1 present fairly, in all material respects, the financial position of Telefónica de Argentina Sociedad Anónima and its subsidiary as of December 31, 2002 , and the results of their operations and their cash flows for the fiscal year then ended in conformity with generally accepted accounting principles applicable to consolidated financial statements in Argentina.

7.	During 2002 a significant change has been implemented in the economic model of Argentina, as well as in the Convertibility Law that was in place since March 1991 (whereby the Argentine peso was pegged at parity with the US dollar). The main consequences of the set of measures adopted by the Argentine Federal Government are (a) the devaluation of the Argentine peso with respect to the US dollar and de-dollarization of most of the assets and liabilities in foreign currency held in the country; (b) the default on the payment of the Government’s internal and external debt; (c) the introduction of monetary exchange control measures of foreign currency, (d) the increase in domestic prices, and (e) in the case of the Company, the need to renegotiate with the Government future rates that the Company will charge to its customers for telecommunications services. As a result of the need to renegotiate with the Government future rates, the amount of future telecommunications service revenues and net cash flows cannot be predicted with certainty. As of December 31, 2002, the recoverability of the amount booked in fixed assets corresponding to the telecommunications business and minimum presumed income tax credit, totaling 8,402 million and 48 million pesos, respectively, may be affected by the outcome of the rate renegotiation and the resulting impact on the Company’s operations. Future negative economic developments may result in the adoption of further measures by the Argentine Government, including changes to those measures already adopted. Notes 2, 11, 14 and 15 to the consolidated financial statements describe the impact on the financial statements of the measures implemented by the Argentine Government.

8.	The consolidated financial statements as of December 31, 2002 have been prepared assuming that the Company will continue as a going concern. As discussed in note 14 to the accompanying financial statements, as of December 31, 2002 consolidated current assets in foreign currency are lower than current liabilities in foreign currency and it is uncertain whether the Company will obtain refinancing or additional credit lines to be able to pay its current debt or whether the Central Bank will authorize transfers abroad to pay to foreign creditors. The situations described above and the potential adverse effect of the outcome of the pending rate negotiation mentioned in paragraph 7, give rise to a substantial doubt about Company’s ability to continue as a going concern. Management’s plans concerning these matters are also described in notes 11 and 14. The financial statements as of December 31, 2002 do not include any adjustments or reclassifications that might result from the outcome of these uncertainties.

9.	Accounting principles generally accepted in Argentina applicable to consolidated financial statements vary in certain significant respects from generally accepted accounting principles in the United States of America. The application of the latter would have affected the determination of net loss for the fiscal year ended December 31, 2002 and the determination of shareholders’ equity and financial position at December 31, 2002, to the extent summarized in Note 21.

Buenos Aires,

February 12, 2003

DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Vol. 1—F° 3

ALBERTO LOPEZ CARNABUCCI (Partner) Public Accountant—U.B.A. C.P.C.E.C.A.B.A. Vol. 212—F° 200

[PRICEWATERHOUSE COOPERS LOGO]

Price Waterhouse & Co. Firma miembro de PricewaterhouseCoopers Av. A. Moreau de Justo 270, Piso 2° C1107AAF Ciudad de Buenos Aires Tel. (54-11) 4319-4600 Fax (54-11) 4315-6448/9

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of

Telinver S.A.

In our opinion, the accompanying balance sheet and the related statement of operations, of changes in shareholders’ deficit and of cash flows present fairly, in all material respects, the financial position of Telinver S.A. at December 31, 2002, and the result of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in Argentina. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion. The financial statements of Telinver S.A. at December 31, 2001, were audited by other independent accountants who have ceased operations. Those independent accountants expressed an unqualified opinion including an explanatory paragraph describing an uncertainty about the entity’s ability to continue as a going concern on those financial statements in their report dated February 26, 2002.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company’s continuation as a going concern is dependent upon, among other things, the achievement of future profitable operations and the ability to generate sufficient cash from operations, public and private financing and other funding sources to meet its obligations. As discussed in Notes 7 and 11 to the financial statements, the Company has a Ps.45.1 million shareholders’ deficit and a Ps.80.4 million working capital deficiency at December 31, 2002. In addition, the Company has suffered a Ps.122.2 million net loss and a Ps.14.6 million operating loss during the year then ended. Furthermore, as described in Note 15 to the financial statements, during the year ended December 31, 2002, the Company was negatively impacted by the Argentine’s government’s adoption of various economic measures and the devaluation of the Argentine peso. These circumstances raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Accounting principles generally accepted in Argentina vary in certain important respects from accounting principles generally accepted in the United States of America and as allowed by Item 18 to Form 20-F. The application of the latter would have affected the determination of net loss for the year ended December 31, 2002 and the determination of total shareholders’ deficit as of December 31, 2002 to the extent summarized in Note 16 to the financial statements.

/s/ Pricewaterhouse Coopers

Buenos Aires, Argentina

January 30, 2002

REPORT OF INDEPENDENT PUBLIC

ACCOUNTANTS

To Telefónica de Argentina S.A.:

1.	We have audited the accompanying consolidated balance sheets of Telefónica de Argentina Sociedad Anónima (an Argentine corporation) and its consolidated subsidiary as of December 31, 2001 and the related consolidated statements of income and changes in shareholders’ equity and cash flows for the three-month fiscal year ended December 31, 2001, all expressed in constant Argentine pesos (Note 2.2). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2.	We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3.	We have previously performed a review on the consolidated balance sheet of Telefónica de Argentina Sociedad Anónima and its consolidated subsidiaries as of December 31, 200, and the related statements of income, changes in shareholder’s equity and cash flows for the three-month period the ended in accordance with generally accepted auditing standards in Argentina for the period then ended in accordance with generally accepted auditing standards in Argentina for the limited review of financial statements of interim periods and we have issued our report dated February 8, 2001, where we stated that we had not become aware of any material modification that should be made to those financial statements for them to be in conformity with generally accepted accounting principles applicable to consolidated financial statements in Argentina (“Argentine GAAP”) and the relevant regulations of the Business Associations Laws and the National Securities Commission (CNV). We also reported therein that certain accounting practices of the Company used in preparing the financial statements conformed with Argentine GAAP, but did not conform with generally accepted accounting principles in the United States. A limit review is substantially less in scope than an audit conduced in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion on the financial statements taken as a whole. Accordingly, we do not express such an opinion.

4.	As described in Note 20 to the accompanying consolidated financial statements, in the last few months, a deep change been implemented in the economic model of Argentina as well as in the Convertibility Law that was in place since March 1991 (whereby the Argentine peso was pegged at parity with the US dollar). The main consequences of the set of measures adopted by the Argentine Federal Government, which are detailed in the above mentioned note, are (a) the devaluation of the Argentine peso with respect to the US dollar and de-dollarization of certain assets and liabilities in foreign currency held in the country, the effects of which will be recognized in the next year in accordance with Argentine GAAP; (b) the implementation of restrictions on the withdrawal of funds deposited with financial institutions; (c) the restriction on transfers abroad on account of financial loan principal service and dividend distributions without prior authorization from the Central Bank; (d) the increase in domestic prices and (e) in the case of the Company, the need to renegotiate with the Government future rates that the Company will charge to its customers for telecommunications services (Notes 11.1). The future development of the economic crisis may require further measures from the Argentine Federal Government. The accompanying consolidated financial statements should be read taking into account the issues mentioned above. As a result of the need to renegotiate with the Government future rates, the amount of future telecommunications service revenues and the net cash flows cannot be predicted. As of December 31, 2001, the recoverability of the amount booked in fixed assets corresponding to the telecommunications business, totaling 4,414 million, depends on the effect that the outcome of the rate renegotiation may have on the Company’s operations. The estimated effect of the devaluation on the Company’s shareholders’ equity, after computing the exchange difference that should be booked as cost of construction in progress under generally accepted accounting principles in Argentina could, if the Company’s shareholders’ equity becomes negative, cause the Company to fall within one of the mandatory capital reduction events or within a dissolution event provided by sections 206 and 94 of the Business Associations Law effective in Argentina.

5.	In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Telefonica de Argentina Sociedad Anonima and its subsidiary as of December 31, 2001, and the results of their operations and their cash flows for the three-month fiscal year ended in conformity with generally accepted accounting principles applicable to consolidated financial statements in Argentina.

6.	The financial statements as of December 31, 2001 have been prepared assuming that the Company will continue as a going concern. As discussed in notes14 and 20 to the accompanying consolidated financial statements, as of December 31, 2001, consolidated current assets in foreign currency are lower than the respective current liabilities in foreign currency and it is uncertain whether the Company will obtain refinancing or additional credit lines to be able to pay their current debts or whether the Banco Central de la República Argentina will authorize transfers abroad to pay to foreign creditors. The situations described above and the potential adverse effect of the outcome of the pending rate negotiation mentioned in paragraph 4, give rise to a substantial doubt about the Company ability to continue as a going concern. The financial statements as of December 31, 2001 do not include any adjustments that might result from the outcome of these uncertainties.

7.	Accounting practices of the Company used in preparing the accompanying consolidated financial statements conform with generally accepted accounting principles applicable to consolidated financial statements in Argentina, but do not conform with accounting principles generally accepted in the United States of America. A description of the significant differences between such principles and those accounting principle generally accepted in the United States of America and the approximate effect of those differences on consolidated net income and shareholders’ equity are set froth in Note 22 of the notes to the consolidated financial statements.

Buenos Aires,	PISTRELLI, DIAZ Y ASOCIADOS
February 26, 2002	C.P.C.E.C.F. Vol. 1 - Fol. 8

Luis E. Monti
Partner Certified Public Accountant Buenos Aires University C.P.C.E.C.F. Vol. 163 - Fol. 202

REPORT OF INDEPENDENT PUBLIC

ACCOUNTANTS

To

Telefónica de Argentina S.A.:

We have audited the accompanying consolidated balance sheets of Telefónica de Argentina Sociedad Anónima (an Argentine corporation) and its consolidated subsidiaries as of September 30, 2001 and 2000 and the related consolidated statements of income, cash flows and changes in shareholders’ equity for the years ended September 30, 2001, 2000 and 1999, all expressed in Argentine pesos (Note 2.2.). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Telefónica de Argentina Sociedad Anónima and its subsidiaries as of September 30, 2001 and 2000 and the results of their operations and their cash flows for the years ended September 30, 2001, 2000 and 1999 in conformity with generally accepted accounting principles applicable to consolidated financial statements in Argentina.

The financial statements as of September 30, 2001 have been prepared assuming that the Company will continue as a going concern. As discussed further in Note 22. to the accompanying consolidated financial statements, subsequent to November 16, 2001, the date of our original report, a deep change has been implemented in the economic model of Argentina, as well as in the Convertibility Law that was in place since March 1991 (whereby the Argentine peso was pegged at parity with the US dollar). Consolidated current assets in foreign currency are lower than current liabilities in foreign currency as of September 30, 2001 and it is uncertain whether, owing to the macroeconomic situation described in Note 22., the Company will obtain refinancing or additional credit lines to be able to pay its current debts or whether the Central Bank will authorize transfers abroad to pay to foreign creditors. Furthermore, the Company will have to renegotiate rates with the Government and therefore it is not able to foresee the amount of future telecommunications revenues and net cash flows. The situations give rise to a substantial doubt about Company’s ability to continue as a going concern. The financial statements as of September 30, 2001 do not included any adjustments that might result from the outcome of these uncertainties.

Accounting practices of the Company used in preparing the accompanying consolidated financial statements conform with Argentine generally accepted accounting principles applicable to consolidated financial statements in Argentina, but do not conform with accounting principles generally accepted in the United States of America. A description of the significant differences between such principles and those accounting principles generally accepted in the United States of America and the approximate effect of those differences on consolidated net income and shareholders’ equity are set forth in Note 20 of the notes to the consolidated financial statements.

Buenos Aires, November 16, 2001, except with respect to the matters discussed in Note 22. as to which the date is February 26, 2002	PISTRELLI, DIAZ Y ASOCIADOS C.P.C.E.C.F. Vol. 1—Fol. 8
Luis E. Monti Partner Certified Public Accountant Buenos Aires University C.P.C.E.C.F. Vol. 124—Fol. 224

TELEFONICA DE ARGENTINA S.A.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2002 AND 2001

(amounts stated in millions of constant Argentine Pesos of December 31, 2002—Note 2.2)

	December 31,
	2002	2001
ASSETS
CURRENT ASSETS
Cash (Note 3.1.a)	46	82
Investments (Note 22.c and 22.d)	351	63
Trade receivables (Note 3.1.b)	313	1,408
Other receivables (Note 3.1.c)	196	216
Inventories (Note 3.1.d)	17	39
Other assets (Note 3.1.e)	3	—

Total current assets	926	1,808

NONCURRENT ASSETS
Trade receivables (Note 3.1.b)	5	24
Other receivables (Note 3.1.c)	112	128
Investments (Note 22.c)	18	16
Fixed assets (Note 22.a)	8,417	9,649
Intangible assets (Note 22.b)	86	111

Total noncurrent assets	8,638	9,928

Total assets	9,564	11,736

The accompanying notes 1 to 23 are an integral part of these consolidated financial statements.

MIGUEL ANGEL GUTIERREZ

Chairman

TELEFONICA DE ARGENTINA S.A.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2002 AND 2001

(amounts stated in millions of constant Argentine Pesos of December 31, 2002—Note 2.2)

	December 31,
	2002	2001
LIABILITIES
CURRENT LIABILITIES
PAYABLES
Trade (Note 3.1.f)	414	675
Bank and financial (Note 3.1.g)	3,271	2,494
Payroll and social security taxes (Note 3.1.h)	72	143
Taxes (Note 3.1.i)	94	212
Other (Note 3.1.j)	54	116
Reserves (Note 22.e)	3	6

Total current liabilities	3,908	3,646

NONCURRENT LIABILITIES
PAYABLES
Trade (Note 3.1.f)	68	70
Bank and financial (Note 3.1.g)	2,943	1,796
Payroll and social security taxes (Note 3.1.h)	28	85
Other (Note 3.1.j)	65	113
Reserves (note 22.e)	159	194

Total noncurrent liabilities	3,263	2,258

Total liabilities	7,171	5,904
SHAREHOLDERS’ EQUITY	2,393	5,832

Total liabilities and shareholders’ equity	9,564	11,736

The accompanying notes 1 to 23 are an integral part of these consolidated financial statements.

MIGUEL ANGEL GUTIERREZ

Chairman

TELEFONICA DE ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002,

FOR THE THREE-MONTH FISCAL YEAR ENDED DECEMBER 31, 2001 (4)

AND THE FISCAL YEARS ENDED SEPTEMBER 30, 2001 AND 2000 (1)

(amounts stated in millions of constant Argentine Pesos of December 31, 2002 (except as otherwise indicated)—Note 2.2)

	December 31,		September 30,
	2002	2001	2001 (3)	2000
NET REVENUES	3,039	1,414	6,112	6,456
COST OF SERVICES PROVIDED (Note 3.1.k)	(2,220)	(766)	(3,099)	(3,742)

Gross profit	819	648	3,013	2,714
ADMINISTRATIVE EXPENSES	(433)	(153)	(618)	(476)
SELLING EXPENSES	(439)	(382)	(912)	(456)

Operating (loss)/income	(53)	113	1,483	1,782
INCOME/(LOSS) ON EQUITY INVESTMENTS	2	(9)	(4)	(4)
OTHER EXPENSES, NET (Note 3.1.l)	(152)	(52)	(247)	(329)
FINANCIAL (LOSS)/INCOME ON ASSETS	(725)	15	63	105
FINANCIAL LOSS ON LIABILITIES	(2,511)	(79)	(329)	(362)
UNUSUAL ITEMS	—	—	(15)	—

(Loss)/income from continuing operations before income tax	(3,439)	(12)	951	1,192
INCOME TAX	—	(65)	(371)	(441)

Net ordinary (loss)/income from continuing operations	(3,439)	(77)	580	751
NET LOSS OF SPUN-OFF BUSINESSES (Note 1.2.)	—	—	(89)	(2)

Net (loss)/income	(3,439)	(77)	491	749

(Loss) earnings per share (2)	(1.97)	(0.04)	0.26	0.35

(Loss) earnings per ADS (2)	(19.70)	(0.44)	2.62	3.49

(1)	See note 2.4.
(2)	Amounts expressed in constant Argentine pesos of December 31, 2002. In September 30, 2001 and 2000, calculated based on net income and weighted average number of outstanding shares during the year.
(3)	See note 1.2.
(4)	See note 2.7.

The accompanying notes 1 to 23 are an integral part of these consolidated financial statements.

MIGUEL ANGEL GUTIERREZ

Chairman

TELEFONICA DE ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2002

(amounts stated in millions of constant Argentine Pesos of December 31, 2002—Note 2.2)

	2002
	SHAREHOLDERS’ CONTRIBUTIONS
	CAPITAL STOCK
ACCOUNT	Outstanding shares (1)(3)	Comprehensive adjustment to capital stock	Subtotal
Balance at beginning of year	1,746	2,109	3,855
Net loss for the year	—	—	—

Balance at end of year	1,746	2,109	3,855

	2002
	EARNINGS/(LOSSES)
ACCOUNT	Legal reserve	Reserve for future dividends (2)	Unappropriated losses	TOTAL (3)
Balance at beginning of year	412	1,616	(51)	5,832
Net loss for the year	—	—	(3,439)	(3,439)

Balance at end of year	412	1,616	(3,490)	2,393

(1)	Includes 2,355 treasury shares (see note 1.2.).
(2)	See Note 4.
(3)	See Note 7.

The accompanying notes 1 to 23 are an integral part of these consolidated financial statements.

MIGUEL ANGEL GUTIERREZ

Chairman

TELEFONICA DE ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE THREE-MONTH FISCAL YEAR ENDED DECEMBER 31, 2001

(amounts stated in millions of constant Argentine Pesos as of December 31, 2002—Note 2.2)

	2001
	SHAREHOLDERS’ CONTRIBUTIONS
	CAPITAL STOCK
ACCOUNT	Outstanding shares (2)(4)	Comprehensive adjustment to capital stock	Subtotal
Balance at beginning of year	1,746	2,109	3,855
Resolution of the Board of Directors dated October 23, 2001
—Voting cash dividends (3)	—	—	—
Resolution of the Regular Shareholders’ Meeting dated December 18, 2001
—Legal reserve	—	—	—
—Reserve for future dividends	—	—	—
Net loss for the year	—	—	—

Balance at end of year	1,746	2,109	3,855

	2001
	EARNINGS
ACCOUNT	Legal reserve	Reserve for future dividends (1)	Unappropriated earnings	TOTAL
Balance at beginning of year	386	1,289	706	6,236
Resolution of the Board of Directors dated October 23, 2001
—Voting cash dividends (3)	—	(327)	—	(327)
Resolution of the Regular Shareholders’ Meeting dated December 18, 2001
—Legal reserve	26	—	(26)	—
—Reserve for future dividends	—	654	(654)	—
Net loss for the year	—	—	(77)	(77)

Balance at end of year	412	1,616	(51)	5,832

(1)	See Note 4.
(2)	See Note 7.
(3)	The number of shares outstanding as of the distribution date was 2,140,841,663, since the share exchange mentioned in note 1.2. had not been completed as of that date. Dividends per share outstanding as of the distribution date were 0.15 per share and 1.53 per ADS, and 0.20 per share and 1.88 per ADS considering the number of shares after giving effect to the capital stock reduction.
(4)	Includes 2,355 treasury shares (see note 1.2.).

The accompanying notes 1 to 23 are an integral part of these consolidated financial statements.

MIGUEL ANGEL GUTIERREZ

Chairman

TELEFONICA DE ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED SEPTEMBER 30, 2001

(amounts stated in millions of constant Argentine Pesos of December 31, 2002—Note 2.2)

	2001
	SHAREHOLDERS’ CONTRIBUTIONS
	CAPITAL STOCK		Irrevocable capital contrib. for future subscriptions	Comprehensive adjustment to irrev. cap. cont. for fut. subsc.	Subtotal
ACCOUNT	Outstanding shares (3)	Comprehensive adjustment to capital stock
Balance at beginning of year	2,141	2,869	51	156	5,217
Resolution of the Regular Shareholders’ Meeting dated December 18, 2000
— Legal reserve	—	—	—	—	—
— Reserve for future dividends	—	—	—	—	—
Resolution of the Board of Directors dated March 12, 2001
— Voting cash dividends (0.15 per share or 1.53 per ADS) (4)	—	—	—	—	—
Spin-off (2)	(395)	(760)	(51)	(156)	(1,362)
Net income for the year	—	—	—	—	—

Balance at end of year	1,746	2,109	—	—	3,855

	2001
	EARNINGS
ACCOUNT	Legal reserve	Reserve for future dividends (1)	Unappropriated earnings	TOTAL
Balance at beginning of year	349	525	1,292	7,383
Resolution of the Regular Shareholders’ Meeting dated December 18, 2000
— Legal reserve	37	—	(37)	—
— Reserve for future dividends	—	1,091	(1,091)	—
Resolution of the Board of Directors dated March 12, 2001
— Voting cash dividends (0.15 per share or 1.53 per ADS) (4)	—	(327)	—	(327)
Spin-off (2)	—	—	51	(1,311)
Net income for the year	—	—	491	491

Balance at end of year	386	1,289	706	6,236

(1)	See Note 4.
(2)	See Note 1.2.
(3)	See Note 7.
(4)	Dividends per share have been computed based on the number of shares outstanding before the capital stock reduction mentioned in note 7, since the relative share exchange has not yet been completed as of the distribution date (see note 1.2.)

The accompanying notes 1 to 23 are an integral part of these consolidated financial statements.

MIGUEL ANGEL GUTIERREZ

Chairman

TELEFONICA DE ARGENTINA S.A.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED SEPTEMBER 30, 2000

(amounts stated in millions of constant Argentine Pesos of December 31, 2002—Note 2.2)

	2000
	SHAREHOLDERS’ CONTRIBUTIONS
	CAPITAL STOCK		Irrevocable capital contrib. for future subscriptions	Comprehensive adjustment to irrev. cap. cont. for fut. subsc.	Subtotal
ACCOUNT	Outstanding shares	Comprehensive adjustment to capital stock
Balance at beginning of year	2,141	2,869	51	156	5,217
Resolution of the Board of Directors dated November 15, 1999
— Voting Cash Dividends (0.15 per share or 1.53 per ADS)	—	—	—	—	—
Resolution of the Regular Shareholders’ Meeting dated December 17, 1999
— Legal reserve	—	—	—	—	—
— Reserve for future dividends	—	—	—	—	—
Resolution of the Board of Directors dated July 21, 2000
— Voting Cash Dividends (0.15 per share or 1.53 per ADS)	—	—	—	—	—
Net income for the year	—	—	—	—	—

Balance at end of year	2,141	2,869	51	156	5,217

	2000
	EARNINGS
ACCOUNT	Legal reserve	Reserve for future dividends (1)	Unappropriated earnings	TOTAL
Balance at beginning of year	299	470	1,302	7,288
Resolution of the Board of Directors dated November 15, 1999
— Voting Cash Dividends (0.15 per share or 1.53 per ADS)	—	(327)	—	(327)
Resolution of the Regular Shareholders’ Meeting dated December 17, 1999
— Legal reserve	50	—	(50)	—
— Reserve for future dividends	—	709	(709)	—
Resolution of the Board of Directors dated July 21, 2000
— Voting Cash Dividends (0.15 per share or 1.53 per ADS)	—	(327)	—	(327)
Net income for the year	—	—	749	749

Balance at end of year	349	525	1,292	7,383

(1)	See Note 4.

The accompanying notes 1 to 23 are an integral part of these consolidated financial statements.

MIGUEL ANGEL GUTIERREZ

Chairman

TELEFONICA DE ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS (1)

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002 THE THREE-MONTH FISCAL YEAR

ENDED DECEMBER 31, 2001 AND FOR THE YEARS ENDED SEPTEMBER 30, 2001 AND 2000

(amounts stated in millions of constant Argentine Pesos of December 31, 2002—Note 2.2)

	December 31,		September 30,
	2002	2001	2001	2000(8)
Cash and cash equivalents at end of year	397	145	69	877
Cash and cash equivalents at beginning of year	145	69	877	360

Increase (decrease) in cash and cash equivalents	252	76	(808)	517

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
Cash flows from operating activities:
Net (loss) income for the year	(3,439)	(77)	491	749
Adjustments to reconcile net (loss) income for the year to net cash provided by continuing operations:
Net loss of spun-off businesses (note 1.2)	—	—	89	2
Exchange differences (4)	2,469	—	—	—
Inflation loss on monetary accounts (3)	(1)	—	—	—
Fixed assets depreciation	1,342	362	1,338	1,510
Material consumption	60	13	64	56
Net book value of fixed assets retired	6	—	24	57
Net book value of intangible assets retired	8	—	—	—
Intangible assets amortization	42	5	20	17
Cost of services provided	32	19	172	107
Allowance for impairment in value and slow turnover	—	—	24	7
Increase in allowances and accruals	315	280	452	253
(Income)/loss on equity investments	(2)	9	4	8
Holding losses in inventories	9	—	—	—
Decrease in non-current investments	—	—	—	41

Changes in assets and liabilities:
Trade receivables	360	(112)	(231)	(537)
Other receivables	—	(34)	(151)	(20)
Inventories	(19)	(4)	(175)	(145)
Trade payables	(187)	35	(207)	(137)
Payroll and social security taxes payable	(7)	4	(83)	15
Taxes payable	(136)	13	(63)	96
Other payables	(44)	22	9	11
Reserves	—	—	—	(4)

Cash flows from continuing operating activities	808	535	1,777	2,086

Cash flows from continuing investing activities

Fixed assets purchases (2)(5)	(135)	(208)	(844)	(943)
Purchase of companies	—	—	(11)	(22)
(Increase) decrease in other noncurrent investments	—	—	(65)	20
Decrease on equity investments	—	—	—	2

Cash used in continuing investing activities	(135)	(208)	(920)	(943)

Cash flows from continuing financing activities:
Bank and financial loans obtained	—	181	3,101	3,707
Net decrease in bank and financial liabilities	(408)	(105)	(4,443)	(3,190)
Increase on intangible assets (6)	(13)	—	(13)	—
Cash dividends	—	(327)	(327)	(654)

Cash used in continuing financing activities	(421)	(251)	(1,682)	(137)

Spun-off assets	—	—	(144)	—
Cash flows provided by spun-off businesses (7)	—	—	161	(489)

Increase (decrease) in cash and cash equivalents	252	76	(808)	517

(1)	Cash and cash equivalents with maturities not exceeding three months are considered to be cash and cash equivalents.
(2)	In 2002, net of 15 financed by trade and bank and financial payables. In September 30, 2001 and 2000 net of 40 and 180, respectively, financed by trade and bank and financial payables.
(3)	Net of 59 corresponding to monetary loss originated in local currency cash and cash equivalents.
(4)	In 2002, net of 15 corresponding to the exchange difference net of monetary gain (loss) originated by cash and cash equivalents in foreign currency.
(5)	In 2002, net of 29 of capitalized exchange differences.
(6)	In 2002, net of 12 financed by trade payables.
(7)	Cash flow for the fiscal years ended September 30, 2001 and 2000 corresponding to the spun-off businesses are disclosed in note 1.2.
(8)	Cash at the end of year includes 28 included in the line “Net assets of spun-off businesses”.

The accompanying notes 1 to 23 are an integral part of these consolidated financial statements.

MIGUEL ANGEL GUTIERREZ

Chairman

TELEFONICA DE ARGENTINA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2002 AND 2001 AND SEPTEMBER 30, 2001 AND 2000

(amounts stated in millions of Argentine Pesos as of the date of each transaction (except where expressly indicated that figures are stated in Argentine Pesos or some other currency))

1.     OPERATIONS OF THE COMPANY AND CORPORATE REORGANIZATION

1.1.    Operations of the Company

Telefónica de Argentina S.A. (“Telefónica” or “the Company”) has been granted a license for an unlimited period of time to provide Basic Telephone Services to the Southern Region of Argentina (the “Southern region license”). The Southern region license, as granted, was exclusive through November 8, 1997, with the possibility of a three-year extension. In March 1998, the National Executive Power issued Decree N° 264/98 which generally extended the period of exclusivity with respect to the provision of Basic Telephone Services until late 1999 and over time opening the telecommunications sector in Argentina to increased competition.

Decree N° 264/98 established, subject to the results of the legal proceedings mentioned in note 9, a period of transition to competition in the telecommunications industry, during which all of the Company’s rights and obligations related to the exclusivity of the license not otherwise modified should remain in effect. The decree established a timetable for the liberalization, subject to issuance of related regulations, first liberalizing the area of public telephones followed by liberalization of the rural telephone market, the liberalization of the market for basic telephone services with the addition of up to two new licenses (two new operators) to provide such services at the end of the exclusivity period and concluding with the total liberalization of local, domestic and international long-distance services on November 8, 2000. In this context, the Secretary of Communications (“SC”) issued Resolution N° 1,686/99, which provided that the transition period to competition in telecommunications ended on October 10, 1999.

On March 31, 1999, the Company signed a license agreement with the SC for an unlimited period of time, to provide local and domestic and international long-distance telephone services and telex services in the Northern region of the country. The Company’s obligations under this license mainly relate to service quality and coverage of the areas to be serviced.

On June 9, 2000, the National Executive Power issued Decree N° 465/00 which provided the complete deregulation of the telecommunications market as from November 9, 2000.

On September 3, 2000, the National Executive Power issued Decree N° 764/00 which, in the context of such deregulation approved the Rules for Licenses for Telecommunication Services, the Rules for Interconnection, the Rules for Universal Service and the Rules for the Management and Control of Radioelectric Spectrum. These rules constitute the current regulatory framework applicable to the Company. The above mentioned rules provide, among other issues, the requirements to obtain the licenses to render telecommunications service, the conditions to establish rates and the providers’ obligations, the technical and economic aspects for interconnection to the networks of different providers, the programs, administration and economic issues of the Universal Service, as well as the principles that will govern the management and control of the radioelectric spectrum. On September 19, 2000, the Company filed a reconsideration petition against certain punctual issues of Decree N° 764/00. The Court has not as yet ruled on this issue.

The principal strategic objective of the Company is to compete successfully and to maintain a leadership position in the Argentine telecommunications industry. The Company has been preparing to do so; however, there can be no assurance that the consequences of the introduction of competition would not materially and adversely affect the business, financial condition or results of operations of the Company. While there can be no assurance, in the opinion of the Company’s management, the implementation of the Company’s business strategies will continue to have a beneficial effect on the future competitiveness of its telecommunications business, mitigating the negative effects of the increasing competition in the Argentine market.

Certain amendments to the “Long Distance Dialing Carrier Selection Rules” were introduced by Resolution No. 75/2003, effective February 6, 2003, of the Ministry of Economy to Resolution No. 613/2001 of the then Ministry of Housing and Infrastructure. Mobile and fixed operators must have the Dialing Carrier Selection system available within 120 calendar days following the publication of such resolution (see note 11.1.).

During the current year, additional factors have had material effects on the Company’s operations, results and financial condition. Such factors arise from the Argentine economic crisis and the effect of the current regulatory framework on the Company’s ability to respond to the above mentioned effects (see notes 11 and 14).

Furthermore, Telefónica has signed a Management Agreement with the operator Telefónica, S.A. (“TESA”, formerly known as Telefónica de España S.A.). Under this Agreement, the full management of Telefónica is entrusted to the operator. Such agreement was automatically extended until April 2003 at TESA’s option, and may be extended again through 2008, at its option. The management fee amounts to 9% of the “gross margin”, as defined in the agreement, and in the case that its term is extended, the amount would range from 1.5% to 5% of the gross margin until 2008. The operator has advised the Company of its intention to renew the agreement, with fees to be negotiated within the above indicated range. The renegotiated fee would be applicable as from April 30, 2003.

On April 10, 2002, the Company’s General Ordinary and Special Shareholders’ Meetings approved an amendment to the corporate purpose. The corporate purpose was broadened for the Company to be able to engage in other types of businesses not strictly related to rendering telecommunications services, including: purchasing equipment, infrastructure, and telecommunications-related goods, as well as rendering any type of services, such as consulting and accounting, human resources and tax administration services. In view of the broadening of the corporate purpose, it is necessary to obtain the related authorization of the telecommunication regulatory authorities. The related request has been made to the SC and is pending. Therefore, the changes to our corporate purpose are subject to administrative approval by the SC.

    1.2.    Corporate reorganization

TESA, the indirect controlling shareholder, has carried out its plan to make a global reorganization of its activities and the activities of its subsidiaries by business line. As a consequence of this plan, on January 30, 2001 and March 30, 2001, the Company’s Board of Directors and Special Shareholders’ Meeting, respectively, resolved to reorganize some of its businesses.

After the above mentioned reorganization, the Company no longer holds any interest in Telefónica Comunicaciones Personales S.A. (“TCP”), Telefónica Data Argentina S.A. (“TDA”) (formerly known as Advance Telecomunicaciones S.A.) and Telecomunicaciones y Sistemas S.A. (“TYSSA”), whose businesses had previously been reorganized. According to the Board of Directors’ and Special Shareholders’ Meetings of the Company and of the above-mentioned subsidiaries, the Company’s equity interests in the above-mentioned former subsidiaries were spun-off (and therefore the Company’s capital stock was reduced) and those interests were merged into certain companies indirectly controlled by TESA (those companies operating the related specific business lines – Mobile and Data).

Furthermore, as approved by the Company’s Board of Directors’ and Special Shareholders’ Meeting, the minority shareholders that are not related to TESA exchanged the shares of the Company for shares of the companies into which the spun-off businesses were merged, in proportion to their interest in the Company. As a result of the capital reduction caused by the spin-offs, the shares exchanged by the minority shareholders were cancelled, holding an approximately equal equity interest percentage in the Company and in the companies into which the spun-off businesses were merged. Registration with the Public Registry of Commerce of the above mentioned reorganization became effective November 16, 2001 and the share exchange mentioned above was completed on December 12, 2001. The Company acquired, at their listing value, the fractions of Company shares held by minority shareholders. The related 2,355 treasury shares were acquired at a price of $2.227 (in constant pesos of December 31, 2002) per share. Until these shares are sold, the Company may not exercise any of the rights inherent therein.

Described below are the agreements approved by the Board of Directors and the Special Shareholders Meetings of the Company, Telinver S.A. (“Telinver”) (controlled company), TCP, Telefónica Móviles Argentina S.A. (“TMA”) and TDA, in connection with the reorganization:

a) Agreement between the Company, Telinver, TCP and TDA whereby:

•	Telinver spun-off the assets and liabilities related to the “sale of equipment” and “point of sales” network businesses, and those assets and liabilities were merged into the Company.

•	TCP spun-off certain assets and liabilities related to the data transmission business, including the authorization to use Band “B” of the Table 1.2. of Frequencies included in Exhibit I of Resolution No. 869/98 of the SC in the Buenos Aires Multiple Area and certain cities located in the northern region of the country. The authorization had been granted to AKI S.A. (“Aki”) under Resolution No. 18,766/99. These assets and liabilities were merged into the Company.

•	TDA spun-off certain assets and liabilities related to the Internet Access business (including all of its customers other than corporate customers) and point-to-point lines in the southern region. These assets and liabilities were merged into the Company.

The above-mentioned spin-off and mergers were effective as from January 1, 2001 (“Date of the First Reorganization”).

b) Agreement between the Company, TDA and TMA whereby the Company spun-off (i) the assets and liabilities related to the data business, including the Company’s international data business, the portion of the Company’s goodwill related to the TDA data business and the ownership interest in TDA, and (ii) the Company’s consulting business (the Company’s interest in TYSSA) that were merged into TDA. Additionally, the Company spun-off the mobile communications business related to the interest of the Company in TCP. That business was merged into TMA. The corporate reorganization described in this paragraph was effective as from February 1, 2001 (“Date of the Second Reorganization”).

c) As from February 1, 2001 (“Date of the Third Reorganization”), Telinver spun-off and merged with the Company the assets of its e-commerce business, including its 50% interest in E-Commerce Latina S.A. (“ECL”). (see note 2.3.d).

Due to the tax effects of the reorganization and with regard to its exemption from income and value-added taxes, section 77 of the income tax law provides that the Company and its indirect controlling company shall, among other things, keep for a period of at least two years as from the reorganization date:

a) the activities developed by the reorganized companies (or similar activities), and

b) its shares listed on self-regulated stock-exchange markets or, otherwise, Company’s shareholders shall maintain an interest in the capital stock of the successor companies of at least 80% of the capital stock that the restructured companies had as of the reorganization dates.

The Company and its indirectly controlling company have fulfilled the requirements mentioned in a) and b) above.

The following tables shows the approximate effect of the spun-off business (in constant pesos of December 31, 2002) on the consolidated statements of operations and cash flows for the years ended September 30, 2001 and 2000:

•	Consolidated net results of spun-off businesses:

	Sep-30-01 (*)	Sep-30-00 (**)
Net revenues	637	1,907
Cost of services provided	(406)	(1,076)
Administrative expenses	(78)	(157)
Selling expenses	(190)	(589)

Operating (loss)/income	(37)	85
Loss in equity investments	—	(5)
Other expenses, net	—	2
Financial income on assets	(4)	21
Financial loss on liabilities	(48)	(105)
Income tax	—	—
Net loss of spun-off businesses	(89)	(2)

•	Consolidated cash flows related to spun-off businesses:

	Sep-01(*)	Sep-00(**)
Cash used in operating activities	(13)	(24)
Cash used in investment activities	(72)	(491)
Cash provided by financing activities	246	26
Total increase (decrease) in cash and cash equivalents	161	(489)

(*)	Includes loss for the four-month period to the effective reorganization date.
(**)	Includes income for the year ended September 30, 2000.

2.    SIGNIFICANT ACCOUNTING POLICIES

2.1.    Consolidated financial statements

The consolidated financial statements of the Company have been prepared in accordance with Technical Resolution N° 4 of the Argentine Federation of Professional Councils in Economic Sciences applicable to consolidated financial statements. The consolidated financial statements also include certain reclassifications and additional disclosures in order to conform more closely to the form and content required by the Securities and Exchange Commission of the United States of America (the “SEC”).

In accordance with generally accepted accounting principles and current Argentine legislation, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes.

The Company has consolidated its financial statements as of December 31, 2002, December 31, 2001 and September 30, 2001, line by line, with the financial statements as of that date of Telinver, a company in which Telefónica holds a controlling interest.

The consolidated financial statements as of September 30, 2000 were prepared using the financial statements as of that date of Telinver; Call Center S.A. (“Call Center”) (a company controlled through Telinver and merged into it from October 1, 2000); TCP; TDA and the financial statements of Tyssa as of June 30, 2000, companies in which Telefónica held a controlling interest whether directly or indirectly. The consolidated financial statements for the year ended September 30, 2000 were retroactively restated to reflect the effects of the reorganization transactions.

All material intercompany accounts and transactions have been eliminated in consolidation.

Participation in the directly controlled subsidiary as of December 31, 2002 is as follows:

		Subscribed capital stock
Company	Main Business	Amount in Argentine Pesos	% of votes
Telinver	Commercial, investment and telecommunications services, among others.	49,623,218	99.99999

2.2.    Presentation of financial statements in constant Argentine Pesos

Until the three-month period ended March 31, 2002, the Company’s financial statements have been prepared recognizing the effects of changes in the purchasing power of money only through August 31, 1995, (maintaining the restatements recorded until that date), by the restatement of amounts to constant pesos. Effective September 1, 1995, for Argentine GAAP purposes, and considering the then current economic stability conditions and according to the requirements of General Resolution No. 272 of the National Securities Commission (Comisión Nacional de Valores or “CNV”), the Company discontinued application of the restatement method. This accounting was applied under Argentine GAAP until December 31, 2001.

As a result of the new inflationary conditions (the increase in the applicable index for restatement of financial statements (wholesale prices) was 118.2% in the period January through December 2002), and the changes to the Argentine economic model resulting from the enactment of the Public Emergency and Exchange System Reform Law, which are described in detail in note 2.9, on March 6, 2002, the CPCECABA (Professional Council of Economic Sciences of the City of Buenos Aires) approved Resolution MD No. 3/2002 applicable to financial statements for fiscal years or interim periods ending on or after March 31, 2002, ordering, among others, the reinstatement of inflation accounting in financial statements in accordance with the guidelines contained in Technical Resolution No. 6 with the changes recently incorporated by RT No.19 issued by the FACPCE (Governance Board of the Argentine Federation of Professional Councils in Economic Sciences) adopted by Resolution CD No.262/01 of the CPCECABA, and provides that all recorded amounts restated by changes in the general purchasing power until the interruption of such adjustments and any other amounts originated in transactions during the stability period are to be considered stated in currency of December 31, 2001.

On July 16, 2002, the National Executive Power issued Decree 1,269/02 repealing Decree 316/95, instructing the CNV, among others, to issue the necessary regulations for the acceptance of balance sheets or financial statements prepared in constant currency. On July 25, 2002, under Resolution No. 415/02, the CNV reinstated the requirement to submit financial statements in constant currency.

In accordance with the above, the financial statements of the Company as of December 31, 2002 and 2001 and September 30, 2001 and 2000 have been prepared in constant pesos (restated according to the changes in the Argentine wholesale price index published by INDEC (Argentine Institute of Statistics and Census)) in compliance with the mentioned accounting standards and the regulations issued by the National Executive Power and the CNV.

The restatement into constant Argentine Pesos method is applied to the costs booked immediately prior to the capitalization of the exchange differences mentioned in notes 2.3.e.

2.3. Valuation methods

The preparation of financial statements in conformity with generally accepted accounting principles in Argentina requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during each year.

Among others, the financial statements reflect the effects of economic and foreign exchange regulations that were known as of the date of issuance of the financial statements. All management estimates have been made accordingly (see notes 2.3.e, 2.3.i, 2.9, 11, 14, and 15 for material estimates concerning the effects of the crisis in Argentina and related economic and regulatory government actions). The effects of any additional actions that the Argentine government may undertake in the future will be reported in the financial statements as management becomes aware of them (see note 2.9).

Final results may significantly differ from those estimated by the Company’s Management. The Company’s financial statements may not include all adjustments that could result from the development of this matter.

Accordingly, the decisions that are to be made in reliance on these financial statements should consider the future development of such governmental actions, and the Company’s financial statements should be read in light of those circumstances.

The principal valuation methods are as follows:

a) Cash, current investments, receivables and payables:

Amounts in Argentine Pesos are stated at nominal value, including financial income/expense accrued through the end of each year, if applicable.

Amounts in foreign currency are stated at the exchange rate applicable to its settlement in effect at the end of each year according to the intended use by the Company, including accrued financial income/expense, if applicable.

Trade receivables include services provided and settlements with foreign correspondents, both billed, and services and settlements accrued but unbilled as of the end of each year, the latter being determined based upon information about actual consumption, subsequent billings and estimates using historical data.

Trade receivables are disclosed net of the allowance for doubtful accounts, which has been assessed based on historical data and the estimated trend of collections. The Company includes as a receivable the portion accrued as of each period-end of the surcharge for late payment included in the invoices for payments until the “second due-date” of the invoice. For amounts that are past-due beyond the second due-date provided in the original invoice, the interest for late payment is recorded in the cases in which the Company estimates that it is likely that it will recover it.

Prepaid services includes payments made to IBM Argentina S.A. (“IBM”) in excess of the portion of the contract’s total cost expensed through each year-end for the basic services received (see note 10.1). Such amount is disclosed net of the deferred gain from the sale of the assets transferred to IBM, which will be recognized as income on a straight-line basis over the term of the contract.

“Patriotic Bond” was accounted for at face value in foreign currency, stated at the exchange rate applicable to its settlement in effect at the end of each year according to the intended uses for the Patriotic Bond by the Company, plus the financial income accrued until those dates. The Company intends to hold the Patriotic Bond until the related maturity date and apply them against future taxes (see note 15.1).

Tax credit certificates were accounted for at face value plus the “benchmark stabilization coefficient” and the financial income accrued until the end of each year. The Company intends to hold the tax credit certificates until the related maturity date and apply them against future taxes (see note 15.2).

Payroll and social security taxes payables include (i) pre-retirement agreements with employees, which are recorded on the basis of the discounted value of such agreements (see note 3.1.h) and (ii) the non-remunerative benefit granted to suspended workers representing the payment pending until the end of the mentioned suspension.

Universal Service contribution (see note 17.a): the Company calculates the charge for the universal service contribution, consisting of 1% of revenues from telecommunications services, net of automatic deductions (deductions not requiring regulatory approval) provided by the related Regulation and in accordance with Company’s estimates of the amounts payable within each period, since the detailed rules of calculation and payment of this tax are still pending. If resulting in a balance payable to the universal service fund, such net amount is booked as liability. On the other hand, all deductions and subsidies that must first be approved by the regulatory entity are booked by the Company as receivable in each year in which its reimbursement is approved by such entity.

Other payables (Other) mainly include: a) the amounts payable for the settlement of certain legal actions involving contributions that the Company is required to make to the employee’s “Compensatory Fund”, which was recorded at the discounted value of the future payments agreed upon. Also, Other payables include the amounts payable under the agreement of extraordinary contribution to the Compensatory Fund executed by the Company that was recorded at the present value of the payments agreed upon and b) benefits for employees who retire on reaching normal retirement age or earlier due to disability or death: the liability for these benefits is stated at discounted value and has been calculated based on the number of employees in service as of the end of each period and the probability of their qualifying for this benefit.

b) Inventories:

Raw materials have been accounted for at replacement cost, which does not exceed their estimated realizable value.

Costs related to directories in edition process have been accounted for at their production cost adjusted for inflation. The amount does not significantly differ from restated reproduction cost and does not exceed its estimated realizable value.

Equipment and supplies (including telephone accessories and prepaid cards) have been accounted for at replacement cost up to the limit of their estimated realizable value.

Inventories are accounted for net of the allowance for impairment in value and slow turnover, determined based on an inventory recoverability analysis at the end of each year.

c) Other assets:

Other assets include buildings no longer used in the Company’s operations and intended for sale. The carrying book value has been recorded based on its estimated realizable value.

d) Noncurrent investments (see note 22.c):

The 50% interest in ECL as of December 31, 2002 and 2001 was accounted for by the equity method based on its financial statements as of December 31, 2002 and 2001, expressed in constant pesos, respectively, and prepared in accordance with accounting principles consistent with those used by the Company.

As of December 31, 2001, the Company holds an equity interest of about 1% in Tele Brasil Sul Celular Participações S.A. (“TBSCP”). The equity interest in TBSCP as of December 31, 2001 was valued at acquisition cost, up to the value calculated by the equity method.

Other investments are Telefónica’s interest in Intelsat Ltd. (formerly known as International Telecommunications Satellite Organization (“Intelsat”)) and its interest in New Skies Satellites N.V. as of December 31, 2002 and 2001. They have been accounted for at the U.S. dollar amount of paid-in capital, stated at the exchange rate applicable to its settlement in effect at the end of each year, up to the limit of its interest valued by the equity method, determined on the basis of the latest available financial information (see note 19.b). As a result of the registration of Intelsat as a commercial entity, the requirement that the company may not sell its interest, in Intelsat without the prior consent of the regulatory authorities was eliminated.

e) Fixed assets:

The fixed assets received from Empresa Nacional de Telecomunicaciones (“ENTel”) have been valued at their transfer price. Subsequent additions have been valued at cost. All figures have been restated in accordance with applicable resolutions (see note 2.2) and depreciated by the straight-line method over their remaining useful lives. When the construction of work in process extends over time, its value includes the cost net of the effect of inflation, if applicable, of financing by third parties related to the investment during the construction period until such time as the asset is ready to be used for a productive purpose. Capitalized interest and exchange difference net of the effect of inflation, if applicable, included in construction in process for the year ended December 31, 2002, for the three-month fiscal year ended December 31, 2001 and for the years ended September 30, 2001 and 2000 totaled 37 million pesos (includes 29 million pesos of capitalized exchange difference), 4 million pesos, 87 million pesos and 116 million pesos, respectively (in constant pesos of December 31, 2002).

For fixed assets whose operating condition warrants replacement earlier than the end of the useful life assigned by the Company to its fixed asset category, the Company calculates the depreciation charge based on the adjusted remaining useful life assigned in accordance with the related asset replacement.

CNV General Resolution No. 398 provides, under exceptional circumstances, for the application of CPCECABA Resolution MD No. 3/2002 mentioned in note 2.2, which provides that the exchange rate differences on or after January 6, 2002, related to liabilities in foreign currency as of such date must be allocated to the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements established in such professional standards are complied with.

As indicated in that resolution, such capitalized exchange differences act as an anticipated recognition of the changes in the purchasing power of the currency and are to be absorbed by the inflation restatement of the book values of the assets that qualify for recognition of exchange differences. In this regard, the residual value of the capitalizable exchange differences as provided by General Resolution MD 3/2002 as of December 31, 2002 has been fully absorbed by the value of these items that has been restated into constant pesos, as the inflation coefficients are applied to the book costs immediately prior to the capitalization provided by this resolution.

Fixed assets relating to Telefónica de Argentina’s telecommunications business were assessed for impairment based on their recoverable value on the basis of the Company Management’s best estimate of future cash flows of the telecommunications business, considering current information and future telephone service rates estimates. However, due to the regulatory uncertainty regarding the precise future evolution of rates which, as described in note 11.1, derive from the pending renegotiation with the Government, whether recorded amount of fixed assets as of December 31, 2002 in the amount of 8,402 million pesos is fully recoverable depends on the outcome of such renegotiation.

f) Intangible assets:

Trademarks and the license to use the logo are valued at acquisition cost restated in constant Argentine Pesos in accordance with applicable resolutions (see note 2.2), net of accumulated amortization which is calculated based on the remaining duration of the Telinver contract, until October 2007.

The licenses to use links have been valued at the acquisition cost restated in constant pesos of December 31, 2002 as indicated in note 2.2 and are amortized by the straight-line method over a 15 year, the term of the license.

The assignment to Telinver of Meller Comunicaciones S.A.’s rights pursuant to the contract for publishing Telefónica’s telephone directories and the non competition clause undertaken by Meller Comunicaciones S.A., have been valued at historical cost restated into constant pesos for each year and are amortized as from October 1, 1997 through December 31, and October 1, 2007, respectively, according to the terms of the contracts above-mentioned. Resolution MD No. 3/2002 requires the capitalization of any foreign exchange differences accrued on foreign exchange liabilities on or after January 6, 2002, with such capitalization having the effect of an early accounting for purchasing power fluctuations. Such capitalization is optional in cases where the relevant liabilities have been incurred as indirect financing for the related asset acquisition. The Company decided not to maintain on its books the residual value of foreign exchange differences that were capitalized during the period.

Expenses incurred in connection with the issuance negotiable obligations have been restated as mentioned in note 2.2, were deferred and are being amortized by the straight-line method as from the issuance date to the maturity of such negotiable obligations. In addition, it includes the amount related to the “authorization fee” in connection with waivers granted by the holders of corporate bonds which are amortized on a straight-line basis through maturity (see note 13).

The goodwill merged into the Company, in connection with the corporate reorganization mentioned in note 1.2.a) related to the data transmission business, including the authorizations to use the “B” Band therein mentioned, restated in constant Argentine Pesos as stated in note 2.2, is amortized by the straight-line method over a 10-year term.

Goodwill reflects the acquisition costs of the continuing portion of the internet business that used to be operated by TDA, Satlink, Compuserve and Aki, exceeding the underlying book value calculated by the equity method based on financial statements of those companies as of the effective acquisition dates or as of dates at which such value was not materially different from the underlying book value that would have been determined as of the acquisition dates (not including, as described in note 1.2, the portion of the Company´s goodwill related to the TDA’s data business, which was previously spun-off). The original amortization period was 10 years as from the respective acquisition dates. As of December 31, 2002, such goodwill have been valued at zero based on the estimation made by the Company of their recoverable value, due to the actual evolution of the customer portfolios acquired under each transaction. The loss resulting from the difference between the carrying amount and the recoverable value of the above mentioned goodwill amounted to 22 million pesos and has been included in the line “Intangible assets amortization” (see note 22.b) and h).

The goodwill generated by the capital contributions, restated as indicated in note 2.2, made with an issuance premium to ECL (which merged into the Company in connection with the corporate reorganization mentioned in note 1.2.) was being amortized by the straight-line method over a 10-year term. As of December 31, 2002, based on the evolution foreseen by the Company of the e-commerce business, the Company has valued such goodwill at zero, adjusting it to its estimated recoverable value. The loss that results from the difference between the carrying amount and its recoverable value amounted to 8 million pesos and has been included in the line “Net book value of intangible assets retired” (see note 22.h).

g) Reserves:

Charges have been recorded for contingencies where it is probable that the Company will incur a loss. The amount of loss accrued is based on management’s assessment of the probability of occurrence, after consideration of legal counsel’s opinion regarding the matter.

h) Financial Instruments:

The Company employs currency swaps to reduce its exposure to fluctuations in the exchange rates of the yen and the euro to the U.S. dollar in relation to some obligations assumed in yen and euro detailed in note 2.5. Thus, the Company ensured a fixed exchange rate of such currencies to the U.S. dollar for such obligations. The Company values the covered obligations at the year closing exchange rate and also recognizes separately the amounts receivable or payable under such swap agreements upon each closing date. Consequently, any gain/loss deriving from swap agreements is charged to income together with the charges for exchange rate fluctuations related to such covered obligations. The premium in the swap agreements is deferred and amortized by the straight-line method over the life of such agreements.

i) Income tax and Tax on minimum presumed income:

In periods of taxable income, the Company calculates Income Tax expense by applying the estimated effective tax rate to the income for the period. The effective tax rate is calculated by applying the current tax rate of 35% to the taxable income estimated as of the end of the fiscal year. The Company does not consider the effect of temporary differences between Net Income and Taxable Income for the calculation of the income tax. Additionally, the Company calculates the Tax on minimum presumed income by applying the effective tax rate of 1% on certain production assets valued according to the tax regulations in effect as of the end of each year. This tax is supplementary to Income Tax. The Company’s tax liabilities will be the higher of these two taxes. However, if the tax on minimum presumed income exceeds income tax during one fiscal year, such excess may be computed as a prepayment of any income tax excess over the tax on minimum presumed income that may arise in the next ten fiscal years.

The Company has estimated the existence of income tax loss for the current year and has determined a proportional charge for the fiscal year ended December 31, 2002 for the tax on minimum presumed income of 48 million pesos for Telefonica and 4 million pesos for Telinver, which were capitalized as “Other non-current receivables”, and it has been estimated as recoverable based on the Company’s tax projection and the legal terms established for its recovery (10 years). However, whether the booked amount of minimum presumed income tax of Telefónica of 48 million pesos is fully recoverable depends on the final outcome of the rate renegotiation (see note 11).

In the three-month fiscal year ended December 31, 2001 and the years ended September 30, 2001 and 2000, the Income Tax of Telefónica amounted to 65 million pesos, 371 million pesos and 441 million pesos (in constant pesos of December 31, 2002), respectively. This amount was higher than the tax on minimum presumed income and was charged to expense for the period in the “Income Tax” account.

Under the Public Emergency and Exchange System Reform Law No 25,561, as implemented by Decree 2,568/02, losses generated by the effect of the Argentine Peso devaluation on monetary assets and liabilities in foreign currency involved in the generation of Argentine-source income, existing as of January 6, 2002, valued at an exchange rate of $1.00 to US$1.00, should be adjusted using an exchange rate of $1.40 to US$1.00, and be carried forward five years as from the date of the enactment and used to offset income taxes at a proportion of 20% each year.

The Company’s foreign exchange tax loss as calculated by the above procedures and by application of a $1.40 exchange rate for the U.S. dollar was approximately $750 million, of which approximately $150 million will be computed for the tax purposes in the fiscal year ended December 31, 2002, while the remaining amount will be carried forward and applied to offset taxes in equal amounts over four years.

Law N° 25,561 further provides that, in the first fiscal year ending on or after the effective date of the enactment, any foreign exchange differences accruing on liabilities carried as of January 6, 2002, may be taken as a deduction for income tax purposes (and in accordance with its specific rules) to the extent that such liabilities have contributed to the net loss described in the preceding paragraph, i.e., a net loss resulting from differences between the exchange rate prevailing as of that year-end and the $1.40 to US$1.00 exchange rate.

Based on the above, as of December 31, 2002 the Company and Telinver carry an income tax loss carryforward (tax effect) of about 1,275 million pesos and 33 million pesos, respectively (as a result of a tax loss of 3,643 million pesos and 94 million pesos, respectively), that will be available to offset future taxable income through the year 2007.

j) Shareholders’ equity accounts:

Shareholders’ equity accounts have been restated in constant pesos (see note 2.2) except for the “Capital stock—Outstanding shares” and “Irrevocable capital contribution for future subscriptions” accounts, which are stated at their original amounts. The adjustment required to restate these accounts in constant Argentine Pesos is included in the “Comprehensive adjustment to capital stock” and “Comprehensive adjustment to irrevocable capital contribution for future subscriptions” accounts.

k) Revenue recognition:

Revenues and expenses are credited or charged to income on an accrual basis. Charges for the installation of telephone lines are recognized as revenues when the service connection is made.

Operations statement accounts for the fiscal year ended December 31, 2002 have been restated in constant pesos at the end of the period (see note 2.2) as follows:

—	those accounts used to record monetary transactions during the course of each period have been restated by applying to the original amounts inflation adjustment factors corresponding to the month of accrual of the original transactions;

—	charges for the use, depreciation and amortization of non-monetary assets at historical cost (materials, inventory, fixed assets and intangible assets) have been stated based on the restated amounts of such assets; and

—	financial income and expense, restated in constant pesos, are disclosed net of the monetary result generated by the effect of inflation on the assets and liabilities that generated them.

The loss of the spun-off businesses (see note 1.2) was valued in accordance with the general above-mentioned valuation methods.

2.4.  Presentation of consolidated operations statement accounts

The Company introduced disclosure changes for certain revenues and expenses in its statement of operations in the current year and retroactively showed the effect of such changes amounting to 2 million pesos, 9 million pesos and 19 million pesos (in constant pesos as of December 31, 2002) on its comparative financial statements for the three-month fiscal year ended December 31, 2001 and fiscal years ended September 30, 2001 and 2000, respectively.

The Company has presented, in previous fiscal years, its interest in income (loss) from companies in which the Company has control or joint control, appropriated to the different operations-statement lines. Taking into account the effects of the business reorganization described in note 1.2, the operations statements for the years ended September 30, 2001 and 2000, includes:

- In line “Net loss from spun-off businesses”, the loss corresponding to the businesses that were spun off, either from Telefónica, or from companies in which there used to be control or joint control, until the spin-off;

- In line “Income (loss) from long-term investments”, the income (loss) from the interests held in ECL which has not been incorporated line by line on the basis that in the opinion of the Company’s management, the income from this company is not material vis-à-vis the Company’s income (loss).

In 2001 “Unusual items” include charges for the “Tax on checking account credits and debits”. On March 30, 2001, the National Executive Power’s Decree No. 380/2001, that regulates the Competitiveness Law, became effective. The Competitiveness Law provides, among other things, for the creation of a tax on checking account credits and debits. The tax was going to be effective through December 31, 2002, and the related collection would be used to create a Public Emergency Fund. A portion of the tax on checking account credits and debits may be used to compensate income tax and value-added tax liabilities. Taking into account the initial features of the tax and the special economic circumstances of Argentina giving rise to its application, the Company’s Management has adopted the policy of disclosing the portion of the tax that directly affects its costs as an unusual item in the statement of operations as of September 30, 2001.

2.5.  Financial instruments with off-balance sheet risk and concentrations of credit risk

The Company has not had a fixed policy of entering into derivative financial instruments for managing its exposure to market risk. As of the date of these financial statements, the Company has entered into the following instruments, to manage exposure to the risk of fluctuation of the exchange rate of significant indebtedness denominated in currencies other than the United States dollar.

1.	Foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the yen-dollar exchange rate, in connection with the loan amounting to 8.8 billion Japanese yen granted by The Export Import Bank of Japan (currently the Japan Bank for International Cooperation) and maturing in February 2011, which accrues interest at a rate of 2.3% per annum. Such swap agreement provides a fixed exchange rate of 104.25 yen per U.S. dollar. The interest rate to be paid to Citibank N.A. during the validity of the loan for the dollars received is 7.98% per annum. As of December 31, 2002, the related liability, taking into account the effect of the above-mentioned swap and the additional interest accrued, amounts to US$86 million. The contract establishes, among other provisions for this type of transaction, certain events of default under which the creditor may accelerate payment terms. Events of default include failure to pay financial debts for amounts in excess of 2% of the Company’s shareholders’ equity.

2.	During December 1999, the Company entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the euro-dollar exchange rate, in connection with a portion of the net position of assets and liabilities in euros, including the balance of the loan granted by Istituto Centrale per il Credito a Medio Termine (“Mediocredito Centrale”) which matures in November 2014, and accrues interest at a rate of 1.75% per annum. Such swap agreement has an 8-year term until November 2007 and provides a fixed exchange rate of 0.998 euro per U.S. dollar. The interest rate paid to Citibank N.A. during the term of the loan for the dollars to be received is 2.61% per annum.

The only significant concentration of credit and operations as of December 31, 2002 and 2001 was with the Argentine Government (Federal, Provincial and Municipal Government and Governmental agencies). Trade receivables from the Argentine Government as of December 31, 2002 amounted to 67 million pesos for the Company and 7 million pesos for Telinver and in 2001 amounted to 207 million pesos (in constant pesos of December 31, 2002). The percentage of net revenues derived from services rendered to the Argentine Government for the fiscal year ended December 31, 2002, the three-month fiscal year ended December 31, 2001 and the fiscal years ended September 30, 2001 and 2000 were 3.5%, 3.3%, 3.9%, and 4.4%, respectively.

Of the above-mentioned balances as of December 31, 2002 not yet collected as of the date of issuance of these financial statements, approximately 54 and 2 million of pesos for the Company and Telinver, respectively, were past due as of December 31, 2002. On the basis of the Company’s current collection efforts and the information available as of the date of issuance of these financial statements about Argentina’s future economic perspectives, Company’s Management has estimated the possible collection terms and conditions of the receivables from government entities mentioned above.

The estimated financial effects of the possible deferral of collections from such government agencies has been considered to determine the allowance for doubtful accounts as of December 31, 2002. The portion of net value booked related to those receivables that the Company estimates that will not be collected within twelve months has been classified as noncurrent as of December 31, 2002 and 2001 (see note 3.2).

2.6.  Argentine legal requirements

Certain disclosures related to formal legal requirements for reporting in Argentina have been omitted for purposes of these consolidated financial statements, since they are not required for SEC reporting purposes.

2.7.  Fiscal year-end change

On September 18, 2001, the Special General Shareholders’ Meeting, approved the amendment of the fiscal year section of the Articles of Incorporation. This amendment consists of changing the fiscal year-end from September 30 to December 31 of each year. The Comisión Nacional de Comunicaciones (“CNC”) issued resolution N° 1,322 whereby it authorized the Company to change its fiscal year-end date.

2.8.  Modification of Argentine GAAP

Effective December 8, 2000, the Governing Board of FACPCE approved Technical Resolutions Nos. 16, 17, 18, and 19 introducing changes in professional accounting principles relating to valuation and disclosure. On December 21, 2001, these resolutions were adopted, with certain amendments, by CPCECABA to become mandatory for the preparation of financial statements covering fiscal years beginning after July 1, 2002. In addition, on April 5, 2002, the FACPCE Governing Board issued Technical Resolution No. 20, “Derivative financial instruments and hedging transactions,” which was subsequently adopted by CPCECABA on October 30, 2002, again with certain amendments. The provisions contained in this resolution are applicable as from January 1, 2003.

These new rules were approved, with certain amendments, by the CNV in its Resolution 434/03 dated January 14, 2003, to be applied to the preparation of financial statements for years commencing on or after January 1, 2003 and thereafter. The CNV resolution allows for anticipated adoption of those rules.

These changes, as they affect the Company, primarily require accounting for: (a) certain receivables and payables at the discounted value; (b) derivative instruments valued at their fair value; (c) the mandatory adoption of the deferred tax method for income tax booking purposes; and (d) new disclosure requirements of which the most significant are (i) reporting segments information, (ii) reporting of earnings per share, and (iii) presentation of comparative accounting information for interim periods.

Subsequently, on February 5, 2003, the FACPCE approved Technical Resolution No. 21, which replaced Technical Resolutions No. 4 and 5, indicating the information about related companies to be included in the financial statements. As of the date of issuance of these financial statements the approval by the CPCECABA and CNV is pending.

2.9.  Effects of the devaluation of the Argentine Peso and other changes in economic context

Since early December 2001, Argentine authorities implemented a number of monetary and currency exchange control measures that mainly included restrictions on the free disposition of funds deposited with banks and the tight restriction of transferring funds abroad, with the exception of transfers related to foreign trade and other authorized transactions. Later, the Government declared the official default on foreign debt payments. On January 6, 2002, the Argentine Congress approved Law No. 25,561 on Public Emergency and Exchange System Reform that introduced dramatic changes to the economic model implemented until that date and that amended the Convertibility Law (the currency board that pegged the Argentine peso at parity with the U.S. dollar) approved in March 1991. The new law empowers the National Executive Power to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the medium term.

Decree No. 71/2002 of the National Executive Power established an “official” exchange system, mainly for exports, certain imports, and bank debts, and the “freely floating” exchange market for the rest of the transactions, which was regulated by the BCRA. Official exchange rate was established at $1.40 to US$1 and the exchange rate of the “free” market, as of the close of business of the first day after the exchange market (which had been suspended) reopened (January 11, 2002), was about $1.60/$1.70 to US$ 1 (bid price).

Other regulations were issued subsequently, amending some of the above mentioned regulations. The main aspects of such other regulations as of the approval of these financial statements are:

(a)	as from February 8, 2002, pursuant to Decree No. 260/02, the official exchange rate system was replaced by a single and free foreign exchange market system, through which all foreign exchange transactions are to be channeled;

(b)	the conversion into pesos of most obligations, whatever their cause or origin, to provide sums of money within the financial system stated in US dollars or other foreign currency outstanding at the time of enactment of Law No. 25,561, as well as bank deposits in foreign currencies within the financial system; deposits were switched at the exchange rate of US$1 = $1.40, while obligations stated in foreign currency undertaken in Argentina until January 6, 2002, were switched at the exchange rate US$1 = $1; the deposits and debts thus converted into pesos are to be adjusted by the benchmark stabilization coefficient (“Coeficiente de Estabilización de Referencia”—CER-) (that will be published by the BCRA; such coefficient is to be applied as from February 3, 2002 (publication date of Decree No. 214/02) or the wage adjustment index (“Coeficiente de Variación de Salarios”—CVS-), depending on the nature of the obligation, plus a minimum set interest rate for deposits and a maximum rate for loans;

(c)	issuance of a bond by the Argentine Government to compensate financial institutions for the difference generated by the application of the exchange rates mentioned above;

(d)	de-dollarization of most obligations not involving the financial system originally denominated in foreign currency and governed by Argentine law, as of January 6, 2002 at a $ 1 = US$ 1 rate and subsequent adjustment through the CER in the terms described in (b), or the CVS, depending on the nature of the obligation, plus an equitable adjustment in certain cases, that is to be agreed between the parties or, as the case may be, claimed at judicial courts;

(e)	de-dollarization of public service rates, which had been originally agreed upon in US dollars, at a $1=US$1 rate and subsequent renegotiation on a case-by-case basis; and authorized the National Executive Power to renegotiate the above contracts taking into account, the impact of the rates on the competitiveness of the economy and the distribution of income, service quality and investments plans, the interest of users and access to the services, the security of the comprised systems and the profitability of the companies.

(f)	following recent actions by the Argentine Central Bank seeking a gradual normalization of the local foreign exchange market, effective January 8, 2003, prior authorization from the Argentine Central Bank is no longer required to transfer funds abroad for payment to foreign beneficiaries of earnings and dividends reported as payable under approved financial statements certified by an independent auditor.

For the remittance abroad of funds required for principal payments under financial loans, prior Central Bank authorization is required until August 8, 2003, as a general rule. This requirement is not, however, applicable in the case of (i) principal and interest payments under financing arrangements that have been renegotiated under the Reorganization and Bankruptcy Act, if certain conditions are met; (ii) repayment of fresh financing obtained and exchanged on the local market on or after February 11, 2002; (iii) debts with international organizations, banks acting as co-lenders with those organizations, official credit agencies and export financing insurance, companies that are members of the Berne Union, Multilateral Organizations in which the Central Government is a shareholder, etc.; (iv) principal payments relating to overdue liabilities, providing that the total amount of repayment or part payment does not exceed US$150,000 monthly; (v) payments of principal (whether or not overdue) under negotiable obligations, bonds, commercial paper, syndicated loans taken with foreign banks, financial loans taken with foreign banks and not backed by foreign assets owned by the borrower or a resident individual or legal entity, financial loans taken with foreign parent companies and affiliates, providing that (a) the payments are required under a refinancing agreement made after January 2, 2003; (b) such refinancing does not call for payments in excess of 10% in cash, 5% within six months, and 5% within twelve months of the date of the agreement; and (c) the refinanced balance is payable in not less than 5 years on average; (vi) payments of principal (whether or not overdue) under negotiable obligations, bonds, commercial paper, syndicated loans taken with foreign banks, financial loans taken with foreign banks and not backed by foreign assets owned by the borrower or a resident individual or legal entity, financial loans taken with foreign parent companies and affiliates, on condition that other financing equal to or larger in amount to the payment to be made and providing for repayment in not less than 5 years on average is remitted into Argentina and exchanged on the local foreign exchange market on or after December 26, 2002; and (vii) interest payments to be made not more than three days in advance of their stated maturity date. In cases (iv) through (vii), the actual transfer of funds abroad may only be made after the financial entity through which the remittance will be made is satisfied that the originating transactions are genuine and in compliance with Central Bank regulations, that the borrower has timely reported to the Central Bank the disbursement giving rise to the related financial liability, and that it has received documentation supporting the receipt of the funds in Argentina and/or their application to the repayment of trade, financial, export-related or other obligations;

(g)	suspension of dismissals without just cause for a 180-day period, as from January 6, 2002, subsequently extended for a further 180 administration business days from the date of original expiry and penalization, whereby the amount of the termination pay provided for in labour regulations would be double should employees be dismissed during such term (except for employees hired on or after January 1, 2003).;

(h)	suspension for two years of the law on deposits intangibility or until the time the National Executive Power considers the financial emergency to be concluded;

(i)	declaration of a state of emergency affecting production and credits by Law 25,563 to last until December 10, 2003; and

(j)	decree 1,269/02 has suspended the enforcement of clause 5 of section 94 (mandatory dissolution from loss of capital due to accumulated losses) and section 206 (mandatory capital stock reduction from losses equivalent to reserves and 50% of capital) of the Argentine Business Association Law, until December 10, 2003.

Some of these regulations, which directly and indirectly affect the Company’s business relations, have been challenged in legal actions by third parties, to which the Company is not party. The effects of additional measures that could be implemented by the Government or the instrumentation of the measures previously adopted, as well as the effects of possible amendments as a result of such legal actions, will be reported in the financial statements when they become known.

The Company, has valued its receivables, payables, revenues, costs and expenses, using its best estimates as to the possible effect of the above discussed matters, primarily the effects of the de-dollarization of rights, receivables and liabilities into pesos and the restriction to the free transfer of currency abroad.

On the other hand, and as a consequence of the changes implemented from January to December 2002, there was an increase in the Argentine consumer price index of 40.95% and an increase in the Argentine wholesale price index of 118.2% according to the information provided by INDEC (Argentine Institute of Statistics and Census).

As of February 11, 2003, the selling exchange rate for U.S. dollars on this market was 3.11 pesos to the dollar selling exchange rate. The effect of the change in this exchange rate, relative to the exchange rate used in the valuation of foreign currency assets and liabilities (see note 22.g), on the consolidated net foreign currency liability position as of December 31, 2002, was a decrease in its peso equivalent of around 450 million pesos.

3.     DETAIL OF THE MAIN BALANCE SHEET AND STATEMENT OF OPERATIONS ACCOUNTS

3.1     Breakdown of the main accounts

Balances of the main accounts as of December 31, 2002 and 2001 are broken down as follows (foreign currency balances are presented in note 22.g) (balances stated in constant pesos as of December 31, 2002):

a)	Cash:

	Current
	Dec-31-02	Dec-31-01
Cash	1	13
Cash in bank (1)	45	69

	46	82

(1)	In 2002, includes 11 from provincial bonds and 3 from federal bonds, which circulate in lieu of currency.

b)	Trade receivables:

	Current		Noncurrent
	Dec-31-02	Dec-31-01	Dec-31-02(3)	Dec-31-01
Past Due (1)	441	1,174	30	116
Current	248	851	—	—

Subtotal	689	2,025	30	116
Allowance for doubtful Accounts (2)	(376)	(617)	(25)	(92)

Total	313	1,408	5	24

(1)	As a result of refinancing past-due receivables, about 19 of refinanced receivables are disclosed as current receivables as of December 31, 2001.
(2)	See note 22.e).
(3)	See notes 2.5 and 3.2.

c)	Other receivables:

	Current		Noncurrent
	Dec-31-02	Dec-31-01	Dec-31-02	Dec-31-01
Guarantee deposits	7	15	—	—
Prepayments to vendors	2	25	—	—
Related Companies (3)	42	48	—	—
Financial Prepayments	12	—	—	—
Prepaid rentals	2	13	—	9
Prepaid services	22	26	1	4
Tax credit certificates (1)	15	—	15	33
Legal deposits	3	9	—	—
Income Tax	—	4	—	—
Value Added Tax	2	2	—	—
Tax on minimum presumed income	—	—	52	7
Patriotic Bond (2)	61	—	41	65
Other	28	74	3	10

Total	196	216	112	128

(1)	See note 15.2.
(2)	See note 15.1.
(3)	Related companies include balances with TCP, TDA, TYSSA, Cointel, Atento and T-Gestiona.

d)	Inventories:

	Current
	Dec-31-02	Dec-31-01
Raw materials and supplies	2	2
Directories in edition process	3	15
Telephone equipment and other equipment	15	4
Prepayments to vendors	4	33

Subtotal (note 22.f)	24	54
Allowance for impairment in value and slow turnover (note 22.e)	(7)	(15)

Total	17	39

e)	Other assets:

	Current
	Dec-31-02	Dec-31-01
Real property intended for sale	3	—

Total	3	—

f)	Trade payables:

	Current		Noncurrent
	Dec-31-02	Dec-31-01	Dec-31-02	Dec-31-01
Vendors, contractors and correspondents	301	513	—	—
Management fee	73	44	—	—
Billing on account and behalf of cellular and audiotext companies	25	72	—	—
Services collected in advance (1)	3	7	68	70
Other	12	39	—	—

Total	414	675	68	70

(1)	Deferred revenues related to the sale of indefeasible right to use network capacity, recognized ratably over the stated life of the agreement. See note 15.2.

g)	Bank and financial payables:

	Current		Noncurrent
	Dec-31-02	Dec-31-01	Dec-31-02	Dec-31-01
Negotiable obligations (1)	50	242	2,493	1,460
Imports financing	61	56	28	33
Long-term financing	7	4	75	37
Foreign bank loans	147	107	344	264
Local bank loans	1	7	3	2
Related Company – Telefónica Internacional S.A. (“TISA”) (2)	2,999	2,008	—	—
Credit balances with banks	6	70	—	—

Total	3,271	2,494	2,943	1,796

(1)	See note 13.
(2)	See note 14.

h)	Payroll and social security taxes payable:

	Current		Noncurrent
	Dec-31-02	Dec-31-01	Dec-31-02	Dec-31-01
Vacation and bonus accrual	43	82	—	—
Social security taxes payable	14	28	—	—
Pre-retirement agreements and others (1)	12	28	28	85
Other	3	5	—	—

Total	72	143	28	85

(1)	Pre-retirement agreements mature through 2009, and do not have any adjustment clauses. This amount includes 6 related to benefits granted to employees included in such agreements, which are to be allocated by them to social security tax payments corresponding to the period between the date of the agreement and December 31, 2002 and are to be paid by the Company until the worker qualifies to obtain legal pension benefits.

i)	Taxes payable:

	Current
	Dec-31-02	Dec-31-01
Income tax accrual (net of prepayments)	—	74
Turnover tax accrual (net of prepayment)	13	26
Value Added Tax	—	57
Health and safety taxes	17	35
Minimum presumed income tax	49	—
Other	15	20

Total	94	212

j)	Other payables:

	Current		Noncurrent
	Dec-31-02	Dec-31-01	Dec-31-02	Dec-31-01
Financial Instruments (2)	5	4	32	33
International Telecommunication Union	21	46	—	—
Related companies payables (1)	1	22	—	—
Other	27	44	33	80

Total	54	116	65	113

(1)	Related companies include balances with TYSSA, Atento, TDA and TCP.
(2)	Foreign currency swaps.

k)	Cost of services provided:

	Dec-31-02	Dec-31-01	Sep-30-01	Sep-30-00
Telecommunications services (note 22. h)	2,166	732	2,850	3,535
Cost of services provided (note 22.f)	54	34	249	205

Total	2,220	766	3,099	3,740

l)	Other expenses, net:

	Dec-31-02	Dec-31-01	Sep-30-01	Sep-30-00
Employee terminations	53	47	140	137
Contingencies	86	14	70	34
Net book value of fixed assets retired	6	—	24	57
Miscellaneous, net	7	(9)	13	99

Total (note 22.h and note 22. i)	152	52	247	327

3.2	Aging of assets and liabilities as of December 31, 2002.

	Assets			Liabilities
	Deposits	Receivables		Loans (b)	Other payables (c)
Past-due (a):
Up to three months	—	89		—	39
From three to six months	—	35		—	4
From six to nine months	—	41		—	2
From nine to twelve months	—	56		—	1
From one to two years	—	128		—	3
From two to three years	—	50		—	7
Over three years	—	69		—	—
At sight	—	28		45	70
Current:
Up to three months	351	310		3,062	418
From three to six months	—	40		49	58
From six to nine months	—	38		57	25
From nine to twelve months	—	31		58	7
From one to two years	—	64		1,118	21
From two to three years	—	—		101	22
From three to four years	—	—		294	18
From four to five years	—	—		37	16
Over five years	—	48		1,393	83

Subtotal:	351	1,027		6,214	794
Allowance for doubtful accounts	—	(401)		—	—
Benefits under the Collective Labor Agreements	—	—		—	1

Total:	351	626		6,214	795

Percentage accruing interest at fixed rate	100%	4%		47%	4%
Percentage accruing interest at variable rate	—	55	%(d)	52%	—
Average interest rate in foreign currency	1%	7%		9%	6%
Average interest rate in local currency	1%	66	%(d)	—	—

(a)	Receivables balances include 30 classified as non-current taking into account Company´s Management’s estimates regarding probable collection terms (see note 2.5).
(b)	Loans include bank and financial payables.
(c)	Other payables include total liabilities except loans and reserves.
(d)	Such percentage is related to the portion of receivables over which surcharges are applicable for being in arrears. The rate indicated is that corresponding to bills collected with such surcharges.

4.     RESERVE FOR FUTURE DIVIDENDS

On October 23, 2001, March 12, 2001, July 21, 2000 and November 15, 1999 the Board of Directors, approved the use of the Reserve for future dividends, distributing cash dividends of 327 million pesos, on each date (in constant pesos of December 31, 2002). (See Statement of Changes in Shareholders’ Equity).

Different Shareholders’ Meetings authorized the setting aside of a Reserve for future dividends, which was to be used for paying cash dividends, at the Board’s discretion. However, owing to the fact that the Company has accumulated losses, the Board of Directors would not currently be able to dispose such reserve for paying cash dividends until the losses are absorbed.

5.    REGISTRABLE ASSETS

On October 27, 1994, “ENTel in liquidation” issued Resolution N° 96/94 whereby it undertakes to perform all acts necessary to accomplish the transfer of title of registrable assets for such time as may be necessary, notifying Telefónica 60 days before the date that may be defined as the expiration of ENTel´s commitment. This resolution recognized that the licensee companies will be entitled to claim the indemnity stipulated in the Transfer Contract for the real property whose title had not been conveyed to them by the time of the expiration of the above-mentioned period. As of December 31, 2002 these assets have a book value of about 632 million pesos (in constant pesos of December 31, 2002) and approximately 553 million pesos (in constant pesos of December 31, 2002) of them have been registered in the Company’s name. In the Company’s opinion, the registration of title of a major portion of the most significant assets contributed by Entel will be successfully completed. Accordingly, in Company Management´s opinion the final outcome of this matter will not have a significant impact on the Company’s results of operations or its financial position.

6.    SUBSIDIARIES AND AFFILIATES

6.1.    Telinver

On December 29, 2000 and June 28, 2001, the Company made irrevocable capital contributions to Telinver in an amount of 37 million pesos (through the settlement of distributed dividends receivables outstanding with Telinver) and 79 million pesos, respectively (in constant pesos of December 31, 2002).

On June 26, 2001, the Special Shareholders Meeting of Telinver decided to use the Reserve for future dividends, distributing cash dividends of 70 million pesos (in constant pesos of December 31, 2002) to the Company on June 29, 2001.

Current liabilities in foreign currency of Telinver exceed current assets in foreign currency by approximately US$ 36 million and, in addition, total liabilities exceed total assets, so there is a negative shareholders’ equity in the amount of 45 million pesos and consequently Telinver falls under the conditions for mandatory dissolution caused by loss of company capital due to accumulated losses set forth in clause 5 of section 94 of the Law 19,550. However, Decree 1,269/02 dated July 16, 2002 has suspended the enforcement of clause 5 of section 94 and section 206 of the Law 19,550 until December 10, 2003.

Telefónica de Argentina is evaluating Telinver’s financing needs considering the Argentine economic situation and the current difficulties to have access to credit, including the possibility to grant direct financing to cover short-term cash requirements and, if applicable, grant additional financing. However, if the current difficulties to obtain refinancing or additional loans for Telinver continue, the Company plans, and has so agreed with Telinver, to use its best efforts to provide such financing directly subject to its own fund availability, which depends on the evolution of the issues affecting the Company’s financial situation and cash flows described in notes 11 and 14.

6.2.    E-Commerce Latina

As described in note 1.2.c), as of December 31, 2002, the Company holds together with Alto Palermo S.A. (“APSA”) a 50% interest in ECL for the development of an e-commerce shopping center. Thus, the Company, as successor of the rights and obligations assumed by Telinver in relation to their business, was bound to make, together with APSA, irrevocable contributions for the amount of US$ 10 million, which were made effective in equal parts on April 30, 2001.

Additionally, the parties undertook to make a capital contribution for the development of new business lines for a maximum of 12 million pesos, 75% of which is to be contributed by the Company.

7.    CAPITAL STOCK

The Capital stock of Telefónica is represented by :

Subscribed and paid-in.

Classes of Shares (1)	Subscribed and paid-in, outstanding and authorized for public offering
Class A	1,091,847,170
Class B	654,205,259	(2)

Total	1,746,052,429

(1)	All shares have equal voting rights.
(2)	See Note 1.2.

Over the last fiscal years, the Company’s capital stock has changed as follows (amounts stated in Argentine Pesos):

Classes of shares	Capital stock as of September 30, 2000	Capital stock as of September 30, 2001	Capital stock as of December 31, 2001 (a)	Capital stock as of December 31, 2002
Class A	1,091,847,170	1,091,847,170	1,091,847,170	1,091,847,170
Class B	1,048,994,493	654,205,259	654,205,259	654,205,259
Total	2,140,841,663	1,746,052,429	1,746,052,429	1,746,052,429

(a) See note 1.2.

The effect of the reorganizations on the Company’s shareholders’ equity as of October 31, 2000, was allocated to proportionately reduce the capital stock. The remaining amount was allocated to reduce the balance of the “Irrevocable capital contributions for future subscriptions”, “Comprehensive adjustment to irrevocable capital contributions for future subscriptions”, and “Comprehensive capital stock adjustment” accounts until the balances were exhausted. The effect on the spun-off assets and liabilities resulting from the operations from November 1, 2000, to the effective reorganization date has been allocated to the balance of “Unappropriated retained earnings” as of the effective reorganization date.

8.    AUDIT COMMISSION

The Company’s Board, during its December 17, 2002 meeting, created an Audit Commission whose mandate is to promote and support the development of Good Corporate Governance actions. This transitional, three-member commission was formed on December 17, 2002 and will be superseded by an Audit Committee to be created by the Company in accordance with the requirements and provisions of Decree No. 677/01. Its primary duties are to (i) advise the Board in connection with the appointment of an external auditor, the terms and conditions for its engagement, the scope of its professional mandate and, if such should be the case, its rescision or renewal; (ii) review the Company’s financial information, ensure its compliance with legal requirements and the correct application of generally accepted accounting principles; (iii) advise the Board in matters relating to the adecuacy and integrity of internal control systems involved in the preparation of financial information; (iv) ensure compliance with the Public Offering Transparency Rules and Good Corporate Governance rules, and make any relevant improvement recommendations.

9. LIST	OF CONDITIONS AND THE TRANSFER CONTRACT. EXCLUSIVITY AND MAINTENANCE OF THE

LICENSE

The List of Conditions (“List”) and the Transfer Contract established certain obligations of which the following are still in effect:

a)	The assets contributed to Telefónica used in providing telecommunications services may not be sold, assigned, transferred or encumbered in any way.

b)	Certain shareholders of Telefónica’s parent company are required to retain a specified interest in that company’s common capital stock. In addition, Compañía Internacional de Telecomunicaciones S.A., (“COINTEL”), is obliged to hold Class A shares representing 51% of Telefónica’s total capital stock.

c)	All or a substantial part of the provision of the telephone service is to be maintained, and Telefónica’s main business and principal place of business in Argentina may not be changed.

d)	In addition, Telefónica is to meet certain objectives related to the services provided. The most important of these objectives are efficiency and service quality. In addition, suppliers of data and added value services are to be given equal access to telephone lines.

In case of serious noncompliance with the provisions in a) through d), Telefónica’s license could be revoked once the procedures set forth in the List of Conditions have been completed. Telefónica’s license, however, would not be revoked, should Telefónica have obtained prior Regulatory Authority approval for any of the situations described above.

In addition, Decree N° 264/98 set forth both optional and mandatory operating conditions with respect to the provision of basic telephone services. Such mandatory conditions include mainly to permit other providers to interconnect to the company’s network (including voice and data transmission service) and the installation of a minimum number of new lines.

In the opinion of the Company’s management, Telefónica has met all of the above-mentioned obligations.

Although the effectiveness of Decree N° 264/98 was subject to the conclusion of certain legal proceedings, the Argentine Government has implemented Decree N° 264/98, and the Company believes that is unlikely that the outcome of those proceedings would significantly slow the trend towards increasing competition.

The SC issued Resolution N°1,686/99, which set October 10, 1999, as the date of ending of the transition period to competition in telecommunication industry. On June 9, 2000, the National Executive Power issued Decree No. 465/00 providing that as from November 9, 2000, the Argentine telecommunications market to be fully deregulated.

10.    COMMITMENTS

10.1    IBM-Telefónica Contract

On March 27, 2000, the Company’s Board of Directors approved, considering the benefits foreseen by the Company based on the proposals received, the outsourcing through IBM of the operation and maintenance of the infrastructure of certain Company’s information systems. Telefónica, TCP, Telinver and TDA (referred to jointly herein as “the Companies”) have executed certain contracts (the “Contracts”) with IBM whereby the operation and maintenance of the information technology infrastructure is outsourced to IBM for a six and a half-year term. Also, under this agreement, the Companies transferred gradually to IBM the assets used to render the services outsourced under the Contract. In consideration for the assets transferred, IBM paid 37.5 million pesos, and has the obligation to renew the assets transferred periodically. Telefónica transferred such assets during August 2000. The agreement included that at contract expiration, IBM shall transfer to the Companies for a fixed price, the assets at such date dedicated to providing the services. IBM has hired the personnel of some of the companies that had been assigned to render the services. Over the duration of the Contract the companies shall pay IBM decreasing monthly installments in consideration for the base line services to be received under the Contract, and other charges for the use of additional resources. The total contract’s amount, which for the Company and Telinver was US$ 219 million and the above-mentioned fixed price for the transfer of assets, have fallen within the scope of the legal provisions applicable to contracts denominated in dollars described in note. The charges for the service received during the fiscal year ended December 31, 2002 arise from final agreements between the parties regarding the value of the services received.

10.2    Other

Telefónica signed contracts covering works to be executed in the outside and inside plant, of which approximately 53 million pesos are pending.

11.    RATES

11.1    Rate regulations

Decree N° 764/00 on telecommunications deregulation establishes that providers may freely set rates and/or prices for the services rendered and for customer categories, which shall be applied on a nondiscriminatory basis. However, if there was no effective competition, the “historical” providers of such areas shall respect the maximum rates established in the General Rate Structure, which is the current situation for almost all the material services provided by the Company. Below the rates established in such rate structure, such providers may freely set their rates by areas, routes, long-distance legs and/or customer groups.

To determine the existence of effective competition, the historical providers shall demonstrate that another or other providers of the same service obtained 20% of the total revenues for such service in the local area of the Basic Telephony Service involved. In 2000, the Company filed a request to the effect that effective competition be officially acknowledged to exist in the Buenos Aires Multiple Area. As no response to its request was obtained from the SC within a reasonable term, the Company brought the matter before the courts. Effective competition shall be considered to exist in the provision of national or international long-distance services for the calls originated in a local area of the Basic Telephony Service, when the customers in such area are able to choose, through the dialing selection method, among more than two service providers, if each of them, offers more than one long-distance destination.

In 2001, Telefónica filed a request with the SC that effective competition be officially acknowledged to exist in the Buenos Aires metropolitan area. As the SC did not respond to its request within a reasonable period of time, the Company brought the matter before the courts.

Except for areas and services where effective competition is demonstrated to exist, the rate agreements established a maximum rate per pulse denominated in U.S. dollars. These agreements also provided for the right of the Company to adjust this rate for changes in the Consumer Price Index of the United States of America on April 1 and October 1 of each year. However, Law of Public Emergency and Currency Exchange System Reform No. 25,561, dated January 6, 2002, provides that, in the agreements executed by the Federal Administration under public law regulations, including public works and services, indexation clauses based on foreign countries price indices or any other indexation mechanism are annulled. In this regard, it sets forth that the prices and rates resulting from such provisions shall be established in pesos at a one peso ($1) = one U.S. dollar (US$ 1) exchange rate. Furthermore, Section No. 9 of the above-mentioned Law authorizes the National Executive Power to renegotiate the above contracts taking into account the following criteria in relation to public utility services: (a) the impact of the rates on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the comprised systems; (e) the profitability of the companies.

Under the rate regulation mechanism in effect known as price cap, Decree N° 264/98 provided a 4% reduction (in constant dollar terms) in rates, in terms similar to the method provided by point 12.5.1 of the List of Conditions, that was to be applied during each year of the transition period to basic telephone service rates, with 90% of such reduction to be applied to domestic long distance services. Telintar, and now Telefónica as it successor, has applied the same 4% reduction to international rates.

On November 3, 1999, the SC issued Resolution N° 2,925/99, whereby, based on the assumption of the nonexistence of effective competition as of such date, provided a 5.5% reduction in telephone basic service rates for the period from November 8, 1999 through November 2000. Such reduction was applied to the following services: detailed billing, domestic and international long-distance. Likewise, the starting time of the domestic and international long-distance reduced rate was brought forward.

In April 2000 and March 2001, the Company, Telecom de Argentina Stet France Telecom S.A. (“Telecom”), and the SC executed rate agreements which, subject to the approval by the Ministry of Economy and of Infrastructure and Housing, provided the terms under which the price caps would be applied:

1.	Price Cap as of November 8, 2000: The SC established that the rate reduction for the period November 2000/November 2001 would amount to 6.75%. The reduction would be applied through: (a) discount plans that were effective as from March 2000 (commercial and government basic rates, local measured service, and the application of certain preferential rates of internet access), the non-application of charges set forth in Resolution N° 2,926/99 until November 8, 2001 and the non-application over the year of the two semiannual adjustments to the pulse value for the above-mentioned US Consumer Price Index; b) given that such plans were brought into effect ahead of schedule, the accumulated effects of the above-mentioned rate reductions would be applied to the computation of price caps for the periods beginning November 2000, 2001 and 2002 adjusted at an interest rate of 12% per year; and c) furthermore, it was established that the difference between the effect of the discounts already granted and that of a 6% reduction would be applied on November 8, 2000 across different items of the tariff structure, and the additional 0.75% reduction to be applied as defined by the Licensees.

2.	Price Cap as of November 8, 2001: The SC established that the efficiency factor for the price cap applicable for the period November 2001/November 2002 would amount to 5.6%. This rate reduction is to be implemented through to: a) the non-application of the two adjustments to the pulse value for the US Consumer price index for the year, adjusting the effect at the 12% annual rate in order to measure it against the total expected 5.6% reduction, b) any balance resulting from the non-application of the adjustment to the value of the telephone pulse in the period 2000/2001, as well as any balance remaining in respect of a variety of items included in the 2000/2001 price cap; c) any unapplied price cap portion remaining after the rate reductions mentioned in a) and b) above with respect to the 5.6% rate reduction, should be applied in the following manner: 70% as provided by the Company, 15% to the local service, and 15% to other services as required by the SC, other than monthly basic charges and the local measured service.

3.	Price Cap as from November 8, 2002, through November 7, 2003: The SC established that the efficiency factor could not exceed 5%, but it did not set its value.

Although the reductions mentioned in point 1, and the early reductions referred to in point 2, are being applied by the Company, the related agreements have not been yet approved by the Ministry of Economy and of Infrastructure and Housing. As of the issuance date of these financial statements, the effect of the discount plans implemented has not been established as compared to rate reduction percentages provided by such agreements, and the regulatory agency has not approved how to apply the rate reduction mentioned in point 1.

On the other hand, in relation to the complaint filed by Consumidores Libres Cooperativa Ltda de Provisión de Servicios Comunitarios (“Consumidores Libres”) mentioned in note 12.c) on October 4, 2001, Court Room IV of the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires awarded a precautionary measure requested by the plaintiff ordering the National Government, the Company and Telecom “to refrain from applying the corrections set forth in Section 2 of the Agreements approved by Decree No. 2,585/91 until final judgment is rendered in the case”, which meant that the rates could not be adjusted by the US consumer price index.

In the opinion of the Company’s Management and its legal counsel, the outcome of the issues related to the price cap and the complaint filed by Consumidores Libres could exclusively affect the maximum rates for future services that the Company is authorized to charge its customers regarding services, areas, or customers in which the government did not declare the existence of effective competition. As of December 31, 2002, these maximum rates are determined by applying to rates effective as of November 7, 2000, the discounts applied in order to implement the price caps related to November 8, 2000, and November 8, 2001, under the above agreements.

Under the price cap mechanism currently in effect, the rate reduction percentage and the services to which such reductions will eventually apply depend on the final approval of the above rate agreements, and on the outcome of the legal proceedings commenced by Consumidores Libres regarding the effective rate system. Based on current rate regulation mechanisms, and considering the Company’s defense against the above legal proceedings, in the opinion of the Company’s Management and its legal counsel, the outcome of these issues will not have a negative impact upon the Company’s financial position or a significant adverse effect on its results of operations.

In connection with the agreements executed by the Federal Administration under public law regulations, including public works and services, Law No. 25,561 provided for: (1) the annulment of dollar or other foreign currency adjustments and indexing provisions; (2) the establishment of an exchange rate for dollar-denominated prices and rates ($1 = US$ 1); and (3) the authorization for the National Executive Power to renegotiate the conditions of the above contracts taking into account the following criteria: (a) the impact of the rates on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the comprised systems; (e) the profitability of the companies.

Decree N° 293/02, dated February 12, 2002, entrusted the Economy Ministry with the renegotiation of such agreements, including agreements that govern the provision of basic telephony services. The contractual renegotiation proposals were to be submitted to the National Executive Power within 120 days after the effective date of this Decree. The Company fulfilled the filing of the information required by the Government, which included proposals to overcome the emergency.

In the opinion of the Company’s Management and its legal counsel, the deep changes in the Argentine economic model experienced since the beginning of 2002, including the enactment of the Economic Emergency Law, the depreciation of the Argentine peso against the U.S. dollar, the increase of domestic prices and the de-dollarization of rates, constitute extraordinary economic events that modified the economic and legal framework established by the Convertibility Law, which have therefore significantly changed the economic and financial equation and so justify an adjustment of the rate scheme to gear with the currently prevailing circumstances, such adjustment being fully in agreement with the principles set forth in the List of conditions and the Transfer contract, so as to ensure a regular, continued and efficient service supply.

The Transfer Contract contemplates the possibility of automatically adjusting rates in view of extraordinary unforeseen events as therein defined, or events or acts by the Government that materially affect the original economic and financial equation contemplated in the Transfer Contract.

In accordance with the foregoing, the proposal filed by the Company to the Government consists of the reinstatement of the rate scheme committed under the Transfer Contract, which provides rates denominated in pesos restated by applying the monthly CPI prevailing in Argentina, or in the case of significant differences between it and the variation of the U.S. dollar, by applying a polynomial formula that considers 40% of the monthly variation in the price of the U.S. dollar and 60% of the variation of the monthly CPI in Argentina, that had been set aside by the advent of the Convertibility Law and Decree 2,585/91. In addition, based on the above, the Company proposed alternative approaches to achieve that objective, in particular to manage the transition from the current rates to those resulting from the application of the Transfer Contract.

Subsequently, under Decree 1,839/2002 dated September 16, 2002, the National Executive Power extended for an additional term of one hundred and twenty business days since the expiration of the term set forth by Decree 293/2002, the term for the Ministry of Economy to submit to the National Executive Power the proposals for contracts renegotiation affected by the provisions of Section 8 of Law N° 25,561. Resolution No. 62/2003 dated January 31, 2003, extended for an additional term of sixty business days since the expiration set forth under Decree 1,839/2002.

Under Emergency Decree No.120 issued by the National Executive Power on January 23, 2003, the government may provide for interim tariff revisions or adjustments as may be deemed necessary or convenient for the purpose of ensuring the continued availability, safety and quality of services provided to users under these contracts until the process of renegotiation of public service contracts and licenses required under sections 8 and 9 of Law 25,561 is completed.

In addition, Decree N° 764/00 has reduced the interconnection price for the origin and destination of calls in local areas to 1.1 cents/minute for districts with more than 5,000 inhabitants or a telephone-set density above 15 telephones every 100 inhabitants and to 1.3 cents/minutes for the rest of the districts and in the areas included in the original license of independent operators and to 0.30 cents/minutes for the transit within local areas. A 3% semi-annual price cap was applied during the first two years after these rules and regulations become effective to the above mentioned prices (see note 1.1).

As of the date of issuance of these financial statements, the Company’s Management is unable to foresee the final result of the negotiation under Law No. 25,561 or the rate scheme to be effective in the future; it is possible that such rate scheme will not maintain its value in U.S. dollars or constant pesos over time in accordance with any past and potential future increase in general price levels (“GPL”). According to the opinion of the Company’s Management and Company’s legal counsel, under general administrative law principles applicable to the Transfer Contract and List of Conditions, future rates should be fixed at a level which is sufficiently fair to cover service costs so as to preserve a regular, continued and efficient public telephone service supply within the legal framework by which the transfer Contract is governed. If as a result of the renegotiation, future rates evolve at a pace well below that established in the Transfer Contract, it would have a material adverse effect on the Company’s future financial position and results.

11.2	Tariff restructuring

The tariff restructuring granted by Decree N° 92/97, effective on February 1, 1997, established an increase in the price of the monthly basic charge and in domestic service rates, and a decrease in the rates for domestic long distance and international services and for the Company’s local and domestic long distance public phone service for longer distances. The net impact of the rate restructuring was to be neutral on revenues during two years after its effectiveness.

On December 1, 1999 the SC has issued Resolution N°4,269/99, which established the SC’s final determination of the impact of the tariff restructuring as an excess in revenues of 18 million pesos (which had previously been provisionally determined by the SC in 14 million pesos). Resolution N° 4,269/99 also states that the SC will determine the form and time of implementation of the future rate reduction to compensate such excess revenues. The Company has filed an appeal for revision of this resolution, on the grounds that the calculation method used by the SC to determine the impact of the tariff restructuring established by Decree 92/97 has defects and should be challenged. As of the date of these financial statements, such appeal has not been resolved.

In the opinion of the Company’s Management and its legal counsel, the outcome of these issues could exclusively affect the maximum rates for future services that the Company is authorized to charge its customers regarding services, areas, or customers in which the government did not declare the existence of effective competition. Therefore, in the opinion of the Company’s Management and its legal counsel the outcome of these issues will not have a negative impact upon the Company’s financial position or a significant adverse effect on its results of operations.

12.	LAWSUITS AND CLAIMS

a)	Labor lawsuits attributable to ENTel

The Transfer Contract provides that ENTel and not Telefónica is liable for all amounts owing in connection with claims based upon ENTel’s contractual and statutory obligations to former ENTel employees, whether or not such claims were made prior to the Transfer Date if the events giving rise to such claims occurred prior to the Transfer Date. However, using a theory of successor enterprise liability that they assert is based upon generally applicable Argentine labor law, certain former employees of ENTel have brought claims against Telefónica, arguing that neither the Transfer Contract nor any act of the National Executive Power can be raised as a defense to Telefónica’s joint and several liability under allegedly applicable labor laws.

In an attempt to clarify the issue of successor liability for labor claims, Decree N° 1,803/92 was issued by the National Executive Power. It states that various articles of the Work Contract Law of Argentina (the “Articles”), which are the basis for the foregoing claims of joint and several liability, would not be applicable to privatizations completed or to be completed under the State Reform Law. Although the issuance of Decree N° 1,803/92 should have been seen as favorable to the Company, it did not bring about a final solution to the above claims. In effect, in deciding a case brought before it, the Supreme Court of Justice upheld the provisions of the law and declared the Decree inapplicable.

In 203 cases where Telefónica was named as a co-defendant with ENTel under this theory of successor enterprise liability, it was held that Telefónica is not jointly nor severally liable on the labor claims. Some of these judgments have been appealed and no final decision has yet been handed down.

As of December 31, 2002, the claims filed against the Company and accrued interest and expenses with respect thereto totaled approximately 102 million pesos. The Company has not booked an accrual for possible adverse judgments in such legal actions since: (a) in the Transfer Contract, ENTel has agreed to indemnify the Company in respect of such claims and (b) the Argentine Government has agreed to be jointly and severally liable with ENTel in respect of such indemnity obligations and has therefore authorized the Company to debit an account of the Government at Banco Nación Argentina for any amount payable by the Company. Under the Debt Consolidation Law, ENTel and the Argentine Government may discharge their above-described indemnity obligations by the issuance to the Company of 16-year bonds. As of December 31, 2002 the Company has paid approximately 6.3 million pesos in cash for the above-mentioned claims. The Company initiated a claim for indemnification and reimbursement in connection with this matter. The case is being argued in court, and no ruling has yet been issued.

Regardless of the number of rulings that have already been held in the Company’s favor, court decisions have followed the precedent laid down by the Supreme Court of Justice in the area of joint liability in labor matters mentioned in the second paragraph, criterion that the Company and its legal counsel consider that will apply to pending cases. Notwithstanding this and the instruments that may be used by the Argentine Government to reimburse the amounts that would be paid, given the obligation incurred by the Argentine Government in the List of Conditions and in the Transfer Contract, on the one hand, and on the basis of the opinion of the Company’s legal counsel regarding the possible amount for which existing claims may be resolved, on the other, in the opinion of the Company and its legal counsel the final outcome of the issue should not have a material impact on the Company’s results of operations or financial position.

b)	Reimbursement of Value Added Taxes (“VAT”) paid by Telintar

On April 24, 1995, Telintar filed an application with the AFIP (Federal Public Revenue Agency)-DGI for the reimbursement of approximately 21.3 million pesos arising from the modification of certain prior positions originally taken by Telintar with respect to the computation of VAT credits applicable to certain transactions for the period January 1, 1993 through February 28, 1995. In addition and as a consequence of the situation mentioned above, Telintar applied for the reimbursement of approximately 5.9 million pesos of Income and Asset taxes.

During the fiscal year ended September 30, 1997, the AFIP-DGI accepted Telintar’s position on the first claim and reimbursed 20.7 million pesos of principal and 3.6 million pesos of interest to the company. Since the AFIP-DGI has still not given its opinion on the second claim, the Company, as a successor in TLDA’s business, has not recorded any amounts relating to the latter claim mentioned in the previous paragraph. In this regard, should a decision be passed sustaining Telintar’s case, the successor companies will then agree on the criterion to be followed for distributing the resulting proceeds between them.

c)	Other

Consumidores Libres initiated a legal action against the Company, Telecom, Telintar and the Federal Government. The object of this action is to declare the nullity, unlawfulness and unconstitutionality of all standards and rate agreements issued since the Transfer Contract, the Cooperative’s object being to have the rates of the basic telephone service reduced and the amount supposedly collected in excess refunded, limiting them in such a way that the Licensees’ rate of return should not exceed 16% per annum on the assets as determined in point 12.3.2 of the List of Conditions approved by Decree N° 62/90. Also, other points of the Company’s contracting policy have been called into question.

After analyzing the claim, the Company’s legal counsel contested it, petitioning that it should be dismissed on the grounds that it fails to state a claim with a basis in law. The court of original jurisdiction ruled in the Company’s favor, but this resolution was revoked by the Court of Appeals that resolved that the claim must not be dismissed but must be substantiated at the court of original jurisdiction. None of these courts have yet ruled on the substance of the claim. Through its legal counsel, the Company filed an appeal to the Supreme Court of Justice against the Appeal Court’s resolution, which was denied. The Company subsequently filed an appeal of such denial with the Supreme Court of Justice and a decision regarding such matter is pending.

In this scenario, on October 4, 2001, Court Room IV of the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires awarded a precautionary measure requested by the plaintiff ordering the Federal Government, the Company and Telecom “to refrain from applying the corrections set forth in Section 2 of the Agreements approved by Decree No. 2,585/91 until final judgment is rendered in the case”, which meant that the rates could not be adjusted by the US consumer price index.

The Company appealed such decision before the Argentine Supreme Court of Justice rejecting the arguments stated therein. No decision on the appeal has been rendered as of the date of these financial statements.

In the opinion of the Company’s management and its legal counsel it is unlikely and remote that the resolution of this issue could have a negative effect on the results of the Company’s operations or its financial position.

13.	NEGOTIABLE OBLIGATIONS

As of December 31, 2002, there are three corporate bond issues outstanding:

Issuance Month/Year	Face value (in millions)	Term in years	Maturity Month/Year	Rate per Annum%	Use of proceeds
11/94	US$ 300	10	11/2004	11.875	(a)
05/98	US$ 400	10	05/2008	9.125	(a)
06/02	US$ 71	4	07/2006	9.875	(b)

(a)	Financing of capital expenditures in Argentina.
(b)	Refinancing of liabilities.

The prospectuses related to the issuance of these negotiable obligations describe the issuance conditions in detail. The main stipulations concern: a) commitment of the Company not to mortgage or charge, except certain permitted charges, its present or future assets or revenues, unless the Company’s commitments under the negotiable obligations meet certain requirements; b) conditions for the early redemption of the issuance and c) events of default in which event the bond holders could declare the lapse of all due dates, such causes being, among others, failure to pay on the securities, default on other debts in amounts equal to or exceeding US$ 20 million, attachments which in the aggregate exceed US$ 10 million, etc.

As of the date of issuance of these consolidated financial statements, in the opinion of the Company’s Management, it has met all obligations arising from the agreements signed in connection with these issuances.

The Company has a global program in effect to issue negotiable obligations for a total of up to US$ 1,500 million, pesos or any currency or currencies, securities at par, and repayable in 31 days to 30 years. The covenants and commitments are the usual ones for this kind of transaction. The issuances of negotiable obligations of May 1998 and June 2002 have been issued under that program.

The Company obtained an authorization to make public offering of negotiable obligations under such global program from the CNV and from the Luxembourg Stock Exchange.

In August 1998 the Company bought and cancelled in advance US$ 31.5 million of the first series of bonds under the global program. Accordingly, the amount of principal outstanding as of December 31, 2002 for such series is US$ 368.5 million.

- Exchange Offer of negotiable obligations

On May 20, 2002 the Board of Directors decided to launch an offer to exchange the full amount of the issue made in July 1999 for a principal amount of US$100 million due July 1, 2002, hereinafter the “2002 Notes”.

This exchange offer began on May 28, 2002, and for each US$1,000 in principal in circulation of the 2002 Notes, the Company offered to exchange:

•	a principal amount of US$ 850 for new notes to be issued at 9.875%, due July 1, 2006, hereinafter the “2006 Notes”, plus
•	US$ 100 in cash for all 2002 Notes included in valid tenders until June 21, 2002, plus
•	US$ 50 in cash for all 2002 Notes in valid tenders made until June 13, 2002 (a date subsequently extended to June 18, 2002) as Early Tender Fee.

Holders making valid tenders of their 2002 Notes amounted to 83.971% of the total value of the issue. As a result, the Company issued 2006 Notes for a total amount of US$71,375,350 and paid US$12.6 million in cash (of which US$4.1 million corresponded to the Early Tender Fee). Subsequently, on maturity of the 2002 Notes, the Company proceeded to redeem the notes that were not exchanged by means of a payment of US$ 16.03 million.

The 2006 Notes accrue interest as from July 1, 2002 at an annual rate of 9.875% payable six-monthly on January 1 and July 1. The first interest payment date was January 1, 2003. The 2006 Notes include a mandatory redemption right that can be exercised by the holders after July 1, 2004 if by July 1, 2004 the total outstanding principal amount corresponding to the issue made by the Company in November 1994 (hereafter the 2004 Notes) plus any refinancing of such notes due prior to July 1, 2006, were to exceed 30% of the total initial principal amount of the 2004 Notes.

Furthermore, on June 21, 2002 a Meeting of Holders of 2008 Notes issued by the Company was held at which approval was given for the waiver of the right to demand accelerated maturity of the notes in the event of failure to pay any other class of notes issued under the same program, through an amendment to Section 11 of the program issue terms and conditions. In consideration for this waiver the Company made a cash payment of US$1 million.

14.	FINANCING

The Company has followed a financing policy that has combined the use of internally generated funds with the use of third-parties and majority shareholder financing. As of December 31, 2002, consolidated current assets in foreign currency are lower than current liabilities in foreign currency in the amount of US$865 million (2,915 million pesos as of December 31, 2002).

The Company has prepared its financing projections and plans expecting to cover future fund needs to continue its investment plan and repay short and long-term debt mainly with funds generated by the operations plus bank loans and access to capital markets. Alternatively, it would seek for long-term refinancing of its payables.

However, owing to the macroeconomic situation described in note 2.9, as of the date of issuance of these financial statements, third parties’ credit lines are not available in amounts sufficient to enable the Company, together with internally generated funds, to meet current debt obligations. Furthermore, it is not possible to determine whether this situation will improve in the short term.

Since early December 2001, Argentine authorities implemented a number of monetary and currency exchange control measures that mainly included restrictions on the withdrawal of funds deposited with banks and tight restrictions for making transfers abroad, with the exception of those related to foreign trade and other authorized transactions.

Subsequent regulations of the BCRA established that until August 8, 2003, such institution must authorize all purchases of foreign currency to apply to the payment of principal on financial debts abroad, except for the above mentioned organizations (see note 2.9). As of the date of these financial statements, the Company has obtained the necessary authorization from the BCRA in the requested cases.

While the above restriction is in force, or should it be maintained beyond August 8, 2003, the Company is unable to ensure that the BCRA will authorize principal payments to foreign creditors over the repayment term and under conditions established originally in those cases in which special authorization is required. Consolidated current debt maturities affected by this situation amount to the equivalent of 3,074 million pesos. In addition, the amount of 2,868 million pesos classified as noncurrent in the balance sheet as of December 31, 2002, results from agreements providing that the amounts owed would become immediately due and payable (after certain steps have been followed) if other obligations are not met, as could be the case of the current payables above. If default is declared on the basis of the above-mentioned reason or for the lack of funds to meet the payments at its maturity, amounts that were disclosed as noncurrent in the balance sheet as of December 31, 2002 on the basis of the conditions originally agreed with creditors, may become immediately due and payable.

On the other hand, TESA (TISA’s parent company) has advised the Company that, as of the date of issuance of these financial statements, it was still evaluating the Argentine macroeconomic context and analyzing financing alternatives for the Company, including the possibility of refinancing over the long-term its current loans to the Company and, if necessary, providing additional financing.

Consequently, the Company’s ability to settle its payables to local and foreign creditors depends upon the possibility of obtaining financing or, if not possible, of refinancing financial payables, as well as, if necessary, the granting of additional financing by its direct or indirect controlling companies.

Should no financing alternatives be available for the Company or should the Company not succeed in obtaining refinancing, the Company would not have sufficient funds available to meet its current liabilities (including those disclosed as current on the balance sheet as of December 31, 2002 and such liabilities that would turn into current payables if creditors claimed a default) payable to local and foreign creditors.

Although the Company will continue to make its best efforts to obtain such financing, which up to date have had favorable results through the obtainment of waivers from creditors, the exchange of long-term debt (see note 13) and short-term refinancing, as of the date of issuance of these financial statements it is not possible to assure what the result of such negotiations will be or if the restrictions for making transfers abroad will enable the Company to settle its current liabilities in the normal course of business and maintain its normal operations.

- Long-term bank financing

The Company has borrowed funds from major financial institutions in an amount equivalent to 422 million pesos as of December 31, 2002. These funds have been borrowed under terms and conditions customary in this kind of transaction, which generally refer to the commitment not to encumber or grant security interests on its assets or on present or future revenues, other than certain permitted encumbrances or unless certain predetermined conditions are met.

The Company has received from a foreign financial institution not related to the Company a credit facility for an amount of US$ 12 million, which is due for payment in the long term under originally agreed conditions. Under certain covenants included in the loan agreement executed with such organization, and due to the effects of the Argentine economic crisis on the Company’s financial statements and financial position, the creditor has become entitled to declare, upon expiry of the stipulated grace period, the amount receivable from the Company to be immediately due and payable. On February 4, 2003, the Company has requested from the creditor a specific waiver regarding such instances of noncompliance, and it was obtained related to financial statements as of December 31, 2002.

Additionally, the Company uses other long-term bank credit lines to finance imports from different commercial banks.

- Other financing – Related Parties

As of December 31, 2002, the Company and Telinver owed, approximately 2,863 million pesos (US$ 850 million) and 136 million pesos (US$ 41 million), respectively, to related parties, which mature through March 2003 (see note 16.4). These loans accrued interest at one-month LIBOR plus 8% per annum, payable monthly. These agreements established the usual commitments for these kind of transactions, as well as clauses that establish that the creditor may accelerate the terms of the Company’s payables (“events of anticipated maturity”) if there are changes in the Company’s equity, economic and financial situation that due to their adverse nature may affect the Company’s capacity to comply with the obligations assumed in the agreements or if there are restrictions that may limit the capacity of the Company to repay its debts.

The creditor has advised the Company that until September 20, 2003, (beyond the due date of such debt): (i) the effects of the Public Emergency System implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, in force shall not be considered by the creditor as an event of anticipated maturity; and (ii) the creditor shall not consider that, as of such date, loans have become immediately due and payable in accordance with the agreements.

The loan agreements currently in effect additionally contain acceleration clauses that would be triggered in the event of certain court or out-of-court procedures being initiated in connection with claims exceeding a certain percentage of the shareholders’ equity of the Company or one of its significant subsidiaries. The Company has obtained a waiver in respect of procedures of this nature that were pending against the Company as of February 12, 2003, subject to a condition that no other debt be accelerated on similar grounds.

15.	PATRIOTIC BOND AND TAX CREDIT CERTIFICATES

15.1	PATRIOTIC BOND

In May 2001, under the scope of Decree No. 424 from the National Executive Power dated April 10, 2001, Joint Resolution 63/01 (Treasury Secretary) and 23/01 (Finance Secretary), as supplemented, the Company executed a Patriotic Bond subscription commitment (bond issued by the Argentine Government) for a total amount of US$ 30 million, which was completely paid in that month. This bond is denominated in U.S. dollars, is made out to bearer, and is negotiable in local and foreign stock markets. It will be amortized in 5 equal and successive quarterly installments payable from May 11, 2003 through May 11, 2004. It accrues interest equivalent to the average obtained from the 30 days immediately preceding each monthly interest period (including the first day of each period) of the BCRA survey for fixed-term deposits in private banks with a term from 30 to 35 days and higher than US$ 1 million, plus an annual 4.95%, payable on a monthly basis past the due date. Issuance clauses allow using this security to pay federal taxes in the event that amortization and /or interest are not paid by the related due dates. Since the Federal Government has not paid off since January 2002, the related interest on such bond, the Company has applied such interest against taxes. As of December 31, 2002 this bond has been disclosed under “Other receivables” in view of its intended use.

In addition, under Decree 1,657/02, published in the Official Bulletin on September 6, 2002, the National Executive Power suspended for a period of ninety days as from that date, the rules contained in Decrees 424/01; 1,615/01; 979/01; 1,005/01 and 1,226/01 regarding the payment of national tax liabilities with public debt securities, and to suspend for the same term the transferability of the public securities referred to in those decrees, in order to implement mechanisms for identifying the outstanding securities and their future allocation to the payment of taxes, so as to enable the Ministry of Economy to deliver a bill to the National Executive Power aimed at harmonizing the use of those securities for the payment of taxes with the budgetary possibilities of each of the future fiscal years.

Subsequently, under Decree 2,243/02, published in the Official Bulletin on November 7, 2002, Decree 1,657/02 was amended effective November 8, 2002, by introducing, inter alia, the following changes: i) the Tax Credit Certificates (“TCC”) were excluded from the above suspension (thus allowing them to be allocable to the payment of national taxes), ii) the holders of tax credits corresponding to the securities under Decrees 424/01, 1,005/01 and 1,226/01 are conferred the right to return to the original securities, thus recovering the possibility of transferring them but losing the right to allocate them to the payment of taxes; and iii) an 80 million pesos quota is established for the application of tax credits originated in the interest coupons related to the securities under the above mentioned decrees. This quota will allotted by the Treasury Secretary by making monthly tenders in which the holders of the above-mentioned securities may file bids for cancellation of national tax liabilities. The Treasury Secretary will allot the quota among such bids that propose the largest amount of pesos until completing the referred quota.

Bidding regulations were issued by the Treasury Secretary in its Resolutions No. 7 and No 13 (published in the Official Bulletin on January 10, 2003 and February 4, 2003, respectively). These regulations, established the proceedings which have to be followed by the biddings mentioned in section 5 of Decree no. 2,243/02. These resolutions assign the day before the last labor day of each month to make the monthly bidding, being effective the first one as of February 7, 2003. In addition, AFIP issued Resolution No. 1,433/02 setting supplemental regulations to conduct the biddings (posted in the Official Bulletin on February 4, 2003).

The Company has booked its holding of Patriotic Bonds at face value, in view that, it shall be recovered in the form of a like-amount tax credit. The Company cannot predict the exact possible effects that may derive from the bidding procedure that the government has recently implemented, and has made its estimates on the assumption that the special conditions under which the bonds were issued will be honored, thereby ensuring their recoverability (see note 2.3).

15.2        TAX CREDIT CERTIFICATES

During August 2001 and under the legal framework of Decree 979/01, the Company signed a TCC subscription agreement for a total amount of US$15 million, which was fully paid. Under the provisions of Decrees No. 410/02 and N° 471/02, as from February 3, 2002, these certificates, originally denominated in U.S. dollars, were converted into pesos at the $1.40 = US$1 exchange rate (increasing the amount of the subscription to 21 million pesos), the benchmark stabilization coefficient being effective as from that date (the mentioned benchmark amounts to 40% as of December 31, 2002). Such book entry certificates accrue interest at a maximum annual nominal rate of 2% (as from February 3, 2002, under Decree N°471/02) on the original nominal value balances and may be compensated at their notional value against VAT or income tax or any other substituting or replacing tax, both for payment of tax returns and for prepayments. Such tax obligations may be honored by compensating 25% of the total of such certificates upon each expiration date as from January 1, 2003, July 1, 2003, January 1, 2004 and July 1, 2004. Those TCC not totally or partially used in the manner foreseen above may be applied, after 1 year has elapsed from each of such dates, to settle other tax liabilities payable to the AFIP, whether own or third parties’. After expiration of ninety days after each of the dates mentioned above and until December 31, 2006, any unused tax credit certificate will be freely transferable, whether fully or partially. The Federal Government may redeem, fully or partially, any unused amount of the certificate after June 30, 2005, at their technical value as of the prepayment date. Otherwise, any unused balance of the tax credit certificates as of December 31, 2006, will be prepaid by the Federal Government at their technical value as of that date.

The procedure for application of tax credit certificates issued under Decree No. 979/01 was made public in the Official Bulletin and came into effect on January 23, 2003, through Resolution No. 38/2003 of the Ministry of Economy.

16.        PARENT COMPANY AND COMPANIES RELATED TO THE PARENT COMPANY

16.1.    COINTEL

COINTEL is the controlling shareholder of the Company, as it holds approximately 64.8%, considering the reduction mentioned in note 1.2. of the capital stock as of December 31, 2002. COINTEL, therefore, has the votes required to prevail in shareholders’ meetings. COINTEL owns class A shares representing 62.5% and 40.2 million class B shares representing 2.3%.

In addition, on December 15, 2000, TESA acquired the majority interest of the capital stock of COINTEL. Consequently, TESA indirectly controls 98% of the voting rights of the Company’s outstanding shares.

On May 28, 2001 the National Executive Power issued Decree N° 677/01 which provides that any minority shareholder (that verifies the tenancy of stock as of the date of the decree) may demand that TESA make a purchase offer to the Company’s minority shareholders, in which case, the controlling shareholder could make an acquisition statement of the Company’s capital stock owned by third parties or make a tender offer of such company’s shares. Such acquisition offers or statements may be carried out by providing an exchange option for controlling shareholders’ listed shares. Should any of the above transactions be conducted, once the acquisition has been completed and the procedure established has been met, the Company would be automatically left outside the share public trading and listing system. However, the Company’s negotiable obligations would still remain inside such system.

In 1997, some of the common shareholders of COINTEL, who, as of the date of issuance of the financial statements, owned an 83.36% equity interest in Cointel executed an agreement to regulate certain corporate decisions such as the dividend policy or preferential rights held by some of them (members of the consortium, as defined in the Transfer Agreement, and its affiliates) to provide goods and services under terms equal or more favorable than those offered by third parties. The Company made certain transactions with COINTEL shareholders and companies related thereto including the services rendered by TESA (the “operator”) and those rendered by third parties related to the shareholders of COINTEL (see note 16.4).

16.2.        COMMITMENTS RELATED TO TCP

In July 1999, the Company provided to the Argentine Government for the benefit of TCP performance guarantees under the PCS licenses obligations in the amounts of US$22.5 million and (jointly with Telecom) $45 million.

As of the date of issuance of these financial statements, the CNC has not completed the technical audit related to the performance guarantees mentioned above. The outstanding performance guarantees denominated in foreign currency have been converted into pesos.

16.3.        TDA

On August 20, 1999, the CNC charged the Company and TDA with noncompliance with Decree N° 62/90 and Decree N° 266/98 for alleged infringement of the provisions on subsidies granted by the Basic Telephone Service Licensees to their subsidiaries and affiliates. On September 30, 1999, the Company provided the relevant defenses, and as of the date of these consolidated financial statements, the issue is pending resolution by the CNC. In the opinion of the Company’s Management and its legal advisors, there are reasonable legal grounds to consider that the possibility of an outcome adverse to the Company is unlikely and remote.

16.4.        OUTSTANDING BALANCES AND TRANSACTIONS WITH PARENT COMPANY AND RELATED COMPANIES (in constant pesos of December 31, 2002) (2)

During the fiscal year ended December 31, 2002, the three-month fiscal year ended December 31, 2001 and the fiscal years ended September 30, 2001 and 2000 the following transactions were made with the controlling shareholder of the Company and companies related to the parent: accrual of management fees of 125 million pesos, 44 million pesos, 269 million pesos and 323 million pesos, respectively; income and expenses for the supply of goods and services totaling 116 million pesos, 32 million pesos, 72 million pesos and 244 million pesos, respectively. Also financial charges amounted to 309 million pesos, 2 million pesos and 2 million pesos for the fiscal years ended December 31, 2002 and September 30, 2001 and 2000, respectively. Transactions with Banco República for the three-month fiscal year ended December 31, 2001 and for the years ended September 30, 2001 and 2000 and relating to rental expenses and other ancillary services amounted to 2 million pesos, 11 million pesos and 11 million pesos, respectively. As of December 30, 2001 Banco República is not longer a company related to the Company.

Balances of Telefónica and Telinver with the Operator and other COINTEL shareholders and related companies as of December 31, 2002 and 2001 are:

	Asset / (Liability)
	Dec-31-02	Dec-31-01
Prepaid services	—	4
Related companies receivables	57	65
Related companies payables	(195)	(155)
Top Program coverage cost-TESA	(9)	(4)
Bank and financial payables –TISA (1)	(2,999)	(1,927)

(1)  See note 14.

(2)  Includes transactions with TCP, TDA, and TYSSA, which were subsidiaries through the spin-off date (see note 1.2.). Additionally, it includes receivables from and payables to companies related to Citigroup and the República group that sold their interest in the Company as of December 30, 2001.

17.        RULES GOVERNING THE PROVISION OF BASIC TELEPHONE AND OTHER SERVICES

a)  Provision of basic telephone service

As from March 1992, and in compliance with its specific functions, the Comisión Nacional de Telecomunicaciones (“CNT”), now the CNC, has regulated certain aspects related to the basic and international telephone services, such as procedures to make claims, contracting, billing and service quality, some of which have been the object of appeals by the Company.

The Company appealed Resolution N° 189/95 of the CNT which ordered the Company, Startel and Telecom to avoid rendering certain services based on the use of joint facilities, unless they were part of agreements that had been approved by the CNT and reported to any potentially interested competing provider of those services and Resolution N° 1,197/95 disallowing the agreements made by Telefónica and by Telecom with Startel related to the lease of links owned by the licensees for the purpose of rendering services handled by Startel. The resolution also states that the Licensees shall transfer to Startel, for valuable consideration, the equipment and other assets that they placed at the disposal of Startel for the rendering of such services.

As a consequence of the granting of an appeal that had been petitioned by the Company in a lawsuit initiated by IMPSAT S.A. in relation with this matter, Resolution N° 100 of the Ministry of the Economy and Public Works and Utilities (Ministerio de Economía y Obras y Servicios Públicos “ME y OSP”) (which had been issued subsequently to the above-mentioned resolutions, and had repealed them) remains effective as of the date of these consolidated financial statements.

However, in the event that the issue was not favorably resolved (i.e. that Resolution N° 100 of the ME y OSP was annulled), the evolution of the regulation after the issuance of the resolution provides that the annulment thereof should have no further practical implications since the obligation of interconnecting the networks held by the service renderers as well as the possibility that they reciprocally lease the use of such networks, has been clearly established by the regulation which to date is fully effective (Decree N° 764/00).

In effect, on June 27, 2002 the Supreme Court of Justice declared the case argued by IMPSAT S.A. lacking in legal right, on the grounds that the successive changes to regulations that had taken place resulted in the ineffectiveness of the matters originally brought to litigation, as the lifting of restrictions to which IMPSAT S.A. aspired had taken place, so that the limitations on which the plaintiff had grounded its plea for a declaration of illegality in relation to Resolution 100/95 issued by the ME y OSP have thus been overcome.

Under Resolution 983/2002, the CNC imposed a penalty on the Company consisting of a fine of 680,000 pesos for alleged breach of the General Basic Telephone Service Regulations (“GBTSR”), and further imposed on it several other related obligations on the Company, mainly related to the restitution of those services affected by stolen cables. The referred penalty was appealed by the Company. In the opinion of the Company and its legal advisors, the referred breach lacks of legal grounds for the sanction to succeed, as: a) the theft of cables is an event of force majeure that releases the Company from liability; b) the Company has reinstated more than 90% of the services affected by theft; c) there are sufficient public telephones installed and in operation in the affected areas so as to warrant effective service supply, and certain steps have been taken with the security forces so as to safeguard the integrity of the cables; d) the Company is reimbursing customers for non-service days and has timely answered each of the CNC’s requests for information.

In the context of the transition to competition in telecommunications, the SC has issued the following resolutions:

•	Decree N° 764/00, which approved the Rules for granting of Licenses for Telecommunications Services, the Rules for Interconnection and the Rules for Management and Control of Radioelectric Spectrum, that constitute the current regulatory framework applicable to the Company (see note 1.1).

•	Decree N° 764/00 repealed, among others, Resolutions No. 18,971/99 and 16,200/99 and approved the new Universal Service rules and regulations to promote the access to telecommunications services by customers either located in high-cost access or maintenance areas, or with physical limitations or special social needs. Such rules and regulations effective from January 1, 2001, establish that the deficit for the provision of these services by the Company will be through a “Universal Service Fund”, to be financed by all telecommunications providers (including the Company) through the payment of 1% of total revenues for telecommunications services.

As of the date of these financial statements, the SC has not yet ruled on the mechanism by which the Company should recover the cost incurred for rendering these services.

•	The SC issued Resolution N° 18,927/99, establishing, once the transition to competition in telecommunications ended, the deregulation in the provision of goods, services and works required by the licensees of Basic Telephone services.

b)  Other services

Through Resolution No. 109/00, the SC declared the radio spectrum administration and management in state of administrative emergency for a term of 120 calendar days, thus suspending: the assignment of frequencies related to certain radio bands, such as the ones assigned to “data transmission and aggregate value services” and “high-density systems”; the acceptance and/or processing of applications requesting new frequency assignments; and any procedure related to license transferring and/or modifying the license terms and conditions. Through Resolution No. 271/00, the SC subsequently extended the term of emergency until July 24, 2000. Decree N° 764/00 dated September 5, 2000, approved new regulations concerning the radio spectrum administration and management whereas the revision of frequency assignments under Resolution No. 109/00 continues.

The Ministry of Economy, by its Resolution No. 72/2003, approved the method to calculate and transfer to clients the incidence of the Tax on Bank Checking Account Transactions introduced by Law No. 25,413 in connection with any such tax paid by the Company on or after the effective date of the resolution. Any such tax paid before that effective date will be part of the contract renegotiation required under the Public Emergency Law No 25,561 and Decree No. 293/2002, as amended and supplemented.

18.    EXECUTIVE INCENTIVE PROGRAM AND STOCK PURCHASE AND STOCK OPTION PROGRAM

On August 9, 2000, the Company decided to approve an incentive program (the “TOP” Program) initiated following a framework plan designed by TESA for certain TESA’s group executives, consisting of granting stock options of TESA (the indirect controlling shareholder of the Company) to 12 of the Company’s top executives who are bound to hold them for the Program term. During May 2001, each executive signed the incentive program agreement and bought a predetermined number of TESA shares at market price to assign them to the Program. The executives were granted a number of TESA stock options at a given strike price, adjusted for dilution, currently equivalent to 13.9420 euro per share, equal to ten times the number of shares purchased and assigned to the Program, plus a number of TESA stock options at another given strike price, adjusted for dilution, currently equivalent to 20.9106 euro per share, equal to ten times the number of shares purchased and assigned to the Program. The program term is three years during which the options may be exercised no more than three times. As of December 31, 2002 and 2001, the eligible shares under the Program total 18,000 and 25,776, respectively, involving a total amount of 360,000 and 515,520 options respectively. In consideration for the grant by TESA to the Company’s executives, the Company agreed to pay TESA a total charge of 2.4 million euro which based on the market value of the options on the grant date. This amount has been deferred, and is being recognized as expenses over the term of the program, in “Salaries and Social security taxes” in note 22.h).

Furthermore, TESA approved a program whereby all Company employees who chose to participate acquired a number of TESA shares, which number was based on their annual compensation, for the equivalent of 5 euro per share. In addition, TESA granted the participants 26 stock options for every TESA share purchased at a strike price of 5 euro per option. The actual number of options eligible for exercise depends on the appreciation, if any, of the stock price of TESA over the reference value established at 20.50 euros, (originally 24.50 euros). The program term is four years and participating employees may exercise the options granted on three different occasions during such four-year term.

The benefits under this program are contingent on the participants continued employment with the Telefónica group, i.e. they may not unilaterally and voluntarily terminate their employment with the group before the exercise date without losing the benefits under the program. Since the above benefits are granted by TESA directly, this program does not involve any expenditure to the Company. The eligible shares under the program as of December 31, 2002 and 2001 total 103,070 and 111,905, respectively, involving a total amount of 2,679,820 and 2,909,530 as of that dates.

19.    RESTRICTED ASSETS

a)  Restrictions on financial deposits

Total foreign currency deposits held by the Company at December 31, 2002 include US$23 million that cannot be applied to certain transactions without the authorization of the BCRA (see note 2.9).

b)	Pledged shares of INTELSAT

Under the agreement signed recently between the Company and Intelsat U.K., a company registered under the laws of England, the common shares held by the Company in Intelsat have been pledged as collateral for the payment of the obligations arising in relation to segment capacity utilized. The Company retains its voting and dividend rights on such shares as long as the Company does not incur in any event of default.

In the opinion of the Company’s Management, the above mentioned restrictions will not have a significant effect on the Company’s operations.

20.    SUPPLEMENTAL CASH FLOW INFORMATION

Pursuant to the requirements of the SEC, the Company has presented statements of cash flows in accordance with the requirements of generally accepted accounting principles in the United States of America (U.S. GAAP). The following additional disclosures are presented with respect to the cash flow statement in accordance with these requirements.

	Dec-31-02	Dec-31-01	Sep-30-01	Sep-30-00
Interest paid	383	105	469	445
Income tax paid	1	82	395	397

In the consolidated statements of cash flows, cash and cash equivalents are comprised of:

	Dec-31-02	Dec-31-01	Sep-30-01	Sep-30-00
Cash	46	82	21	55
Investments which are cash equivalents	351	63	48	822

Cash and cash equivalents	397	145	69	877

21.    DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND U.S. GAAP

a)	Accounting principles followed by the Company

The consolidated financial statements have been prepared in accordance with Argentine GAAP, which differ from generally accepted accounting principles of the countries of the users of the financial statements.

Differences between Argentine GAAP and U.S. GAAP and their effect on net income and on shareholders’ equity are set forth in b) and c) below.

b)	Description of differences between Argentine and United States of America generally accepted accounting principles

1.	Restatement of financial statements for general price-level changes

According to Argentine GAAP, if cumulative inflation exceeds 8% annually, the inflation adjustment mechanism is to be applied.

In August 1995, according to the requirements of Argentine GAAP, the method of restatement of amounts into constant pesos had been discontinued, due to the low levels of inflation at that time. However, in 2002, the consumer price index and the wholesale price index reached 41% and 118%, respectively, and therefore, inflation accounting was reinstated under Argentine GAAP. Also, under Argentine GAAP, the period August 1995 through December 2001 is considered to be a “stability period”, because of the low level of increase in general prices during that period. Accordingly, inflation effects are not applied during such period.

In accordance with generally accepted accounting principles applied by Telefónica Group for purposes of the group’s consolidated financial statements, Argentina did not meet the definition of a highly inflationary economy in 2002. So, Telefónica, S.A. incorporates, for consolidation purposes, our balances without computing any inflation adjustments for the inflation experienced during 2002. Consistent with our ultimate parent company’s policies, and for our own US GAAP reconciliation, we have elected not to use the alternative of maintaining the 2002 inflation adjustment that the Securities and Exchange Commission provides for countries such as Argentina where local GAAP continues to require price-level adjustments. Therefore, we have included in our U.S. GAAP reconciliation an adjustment eliminating the effects of the restatement computed under Argentine GAAP for inflation during the fiscal year ended December 31, 2002.

2.	Restatement of financial statements for comparative purposes

Under Argentine GAAP, amounts corresponding to prior fiscal years that are presented for comparative purposes are also restated for the inflation of the current year so as to allow for comparisons in constant Argentine pesos of December 31, 2002.

For US GAAP, amounts for prior fiscal years have been adjusted to eliminate such restatement and are presented in nominal pesos.

3.	Capitalized interest

Under Argentine GAAP, interest expense incurred on liabilities specifically identifiable to construction in progress is capitalized. For the portion of construction in progress not financed by specific liabilities, the Company assumes such expenditures are financed by any remaining liabilities (both interest and non-interest bearing) and shareholder’s equity.

Under US GAAP, interest expense incurred on liabilities specifically identifiable to construction in progress is capitalized. For the portion of construction in progress not financed by specific liabilities, the capitalization rate applied to such excess is the weighted average of the rates applicable to other borrowings of the Company.

4.	Inventories

Under Argentine GAAP, inventory is stated at the lower of either replacement/reproduction cost or market. Under U.S. GAAP, inventory is stated at the lower of cost or market. The Company determines cost principally on an average cost basis.

5.	Income tax and tax on minimum presumed income

Under Argentine GAAP income tax expense is generally recognized based upon the estimated current income tax liability to the Federal Treasury. Interperiod tax allocation that would result in deferred tax liabilities and assets for future tax consequences of events that have been recognized in a company’s financial statements or tax returns, even when allowed, is not a common practice among Argentine corporations. In addition, tax credits are assessed for recovery under the general recoverable value principle which requires the use of best estimates of the future economic use of the asset by the Company’s management (Note 2.3.i).

Under US GAAP, the Company records income taxes using the method required by Statement of Financial Accounting Standards (“SFAS”) No. 109 “Accounting for Income Taxes”. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. SFAS 109 requires companies to record a valuation allowance for that component of net deferred tax assets, including tax credits arising from minimum presumed income tax (together “tax assets”), which does not meet the “more likely than not” criterion for realization, based on the assessment of evidence established in US GAAP rules. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

In assessing the realizability of tax assets, management considers whether it is more likely than not that some portion or all of the tax assets will not be realized. The ultimate realization of tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers all available evidence, both positive and negative including the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning in making these assessments. In accordance with SFAS 109, the Company is required to continuously evaluate the recoverability of tax assets. As a result of the uncertainty related to the outcome of the tariff renegotiation (see Note 11.1.), the Company has established a valuation allowance against its net tax assets under US GAAP in accordance with the provisions of SFAS 109.

6.	Intangible assets

Under Argentine GAAP, organization, advertising and/or preoperating expenses may be deferred and charged to income against future revenues. Under U.S. GAAP, these costs must be expensed as incurred.

Goodwill merged into the Company in connection with the corporate reorganization mentioned in note 1.2. related to the data transmission business, including the authorizations to use the “B” Band therein mentioned, are considered under Argentine GAAP as a license and amortized by the straight-line method. Under U.S. GAAP, this item should be presented as a finite life an intangible asset (license) and amortized by the straight-line method.

7.	Regulation

Telefónica provides telephone services in Argentina and therefore is subject to the regulatory control. Rates for services are tariff regulated. Although changes in rates for services are authorized and computed based on a tariff agreement (see note 11.1) there is no fixed rate of return. Accordingly, the requirements of U.S. GAAP related to a business whose rates are regulated on the basis of its actual costs are not applicable to these consolidated financial statements.

8.	Comprehensive Income

The Company has not reported separately comprehensive income because there are no material differences between its net income and comprehensive income as defined by SFAS 130. The cumulative effect as of the beginning of the fiscal year ended September 30, 2001 of the initial application of SFAS 133, was not material (see point 10 below).

9.	Revenue Recognition

Under Argentine and US GAAP, the Company recognizes wireline revenues (local and long distance services, installation services and network access, among others) based upon network usage. The Company recognizes product revenues when the products are delivered and accepted by the customers. The Company recognizes directory revenues and associated costs when the directories are published and distributed. For contracts where the Company provides customers with an indefeasible right to use network capacity, the Company recognizes revenue ratably over the stated life of the agreement.

Under Argentine GAAP, the Company accounts for installation revenue and rebates costs at the installation date. For US GAAP, SEC Staff Accounting Bulletin (SAB) 101 “Revenue recognition in Financial Statements” requires that i) installation revenues are not included in income of the period when the installation takes place but deferred and amortized during the period representing the possible duration of the relationship with the customer, and ii) related costs are not charged to income but capitalized and depreciated in a similar period.

Adoption of SAB 101 from October 1, 2000 resulted in the recording of the cumulative effect of unamortized deferred revenues, net of capitalized costs after accumulated depreciation and deferred income tax effects, as a deduction from Net income during the year ended September 30, 2001, the year of adoption.

10.    Accounting for Derivative Instruments and Hedging Activities

In June 1998, The Financial Accounting Standards Board issued SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”. This statement establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS 133 requires that changes in the derivative’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative’s gains and losses to offset related results on the hedged item in the operations statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. The Company adopted SFAS 133 as of October 1, 2000. The cumulative effect of the related change in accounting principle as of October 1, 2000 was not material.

11.    Accounting for stock option plan

As mentioned in note 18, Telefónica S.A., the Company’s principal shareholder, implemented a compensation plan, based on Telefónica S.A.’s stock for the benefit of all of Company’s employees.

Under the plan, employees have purchased Telefónica S.A.’s stock at 5 euro each and, for every share acquired, have been granted 26 options on Telefónica S.A.’s stock. This plan does not involve any economic cost to the Company and therefore the Company has not made any charge to income under Argentine GAAP for this plan. However, for US GAAP purposes:

a)    the difference between the market value and purchase price of shares of 5 euro results in a charge to the Company’s income for the year ended September 30, 2001, and

b)    the cost represented by the options granted by the principal shareholder are deferred and recognized over the period of service delivery covered by the plan (4 years as from February 2001). Such cost is accounted for at its intrinsic value, as defined in APB 25, applied to the number of options currently expected by the principal shareholder to vest.

Any adjustment to income resulting under US GAAP would not have any impact on total shareholders’ equity because the charges involved would be treated as additional paid-in capital from the principal shareholder.

Telefónica, S.A. advised the Company that, as the actual number of options eligible for exercise varies depending on the appreciation, if any, of the stock price of TESA over the reference value, it was not feasible to estimate at December 31, 2002 the quantities of shares that are likely to vest in the future. Accordingly, the application of the provisions of APB 25 mentioned in b) above did not result in any U.S. GAAP adjustment to net income for the fiscal year ended December 31, 2002, the three-month fiscal year ended December 31, 2001 and the fiscal year ended September 30, 2001.

Had compensation expense for options granted under the TIES Program been determined based on fair value at the grant dates in accordance with SFAS No. 123, the Company would have not recorded any compensation expense for the same reasons indicated above.

The weighted average fair value of options granted was 3.11 euros per share.

12.    Debt Refinancing Costs

Under Argentine GAAP, material costs associated with the issuance of debt are deferred and charged to expense on a straight-line basis during the duration of the loan. However, US GAAP EITF 96-19 specifies that if new debt is issued in exchange for old debt, and the new debt is not deemed to have substantially different terms than the old debt, any costs incurred with third parties directly related to the exchange are expensed as incurred.

13.    Capitalized exchange difference

Under Argentine GAAP, when construction of work in progress extends over time, its value includes the cost of financing (interest and foreign exchange difference) the investment by third parties during the construction period until such time as the asset is ready to be used for an economic purpose.

Under US GAAP, foreign exchange differences are expensed as incurred.

14.    Devaluation effect

Under Argentine GAAP, the effects of the devaluation of Argentine peso on the valuation in Argentine pesos of the assets and liabilities were recognized in the fiscal year ended December 31, 2002.

Under US GAAP, the exchange rate effective as of the date of reopening of the exchange market (January 11, 2002 (see note 2.9)) should be used for the valuation in Argentine pesos of foreign currency assets and liabilities as of December 31, 2001.

15.    New accounting pronouncements (U.S. GAAP)

a)  Goodwill and other intangible assets

In June 2001, the Financial Accounting Standards Board has issued SFAS 142 “Goodwill and Other Intangible Assets”. The provisions of this Statement are required to be applied starting with fiscal years beginning after December 15, 2001. SFAS 142 requires that only intangible assets with a finite useful life are amortized, and that intangible assets with indefinite useful lives and goodwill are not amortized, but be recognized at fair value and tested for impairment, respectively. In the opinion of the Company’s management, adoption of SFAS 142 has not had a material effect on net income or shareholders equity under U.S. GAAP.

b)  Accounting for Asset Retirement Obligations

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change shall be the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of operations. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002.

c)  Accounting for Impairment and Disposal of certain Assets

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment and Disposal of Long-Lived Assets”, which supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of”, and certain provisions of Accounting Principles Board Opinion No. 30 (APB 30), “Reporting Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”. SFAS No. 144 requires that long-lived assets to be disposed of by sale, including discontinued operations, be measured at the lower of the carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. SFAS No. 144 also broadens the reporting requirements of discontinued operations to include all components of an entity that have operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. The provisions of SFAS No. 144 are effective for fiscal years beginning after December 15, 2001.

d)  Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. SFAS No. 145 rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishments of Debt”, SFAS No. 64, “Extinguishments of Debt made to Satisfy Sinking Fund Requirements”, and SFAS No. 44, “Accounting for Intangible Assets of Motor Carriers”. The statement also amends SFAS No. 13, “Accounting For Leases”, to eliminate certain inconsistencies within that statement. SFAS No. 145 also makes certain technical corrections or clarifications to other authoritative pronouncements. Certain provisions of SFAS No. 145 are effective for transactions occurring after or financial statements issued after May 15, 2002.

e)  Accounting for costs associated with exit or disposal activities

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002.

f)  Accounting for Stock – Based Compensation

In December 2002, the FASB issued SFAS No. 148 “Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123”. SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

g)  Guarantor’s Accounting and Disclosure requirements for Guarantees

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. Interpretation No. 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and initial measurement provisions of Interpretation No. 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements in the Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002.

h)  Consolidation of variable interest entities

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of variable interest entities”. Interpretation No. 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. A company that consolidates a variable interest entity is called the primary beneficiary of that entity. The Interpretation No. 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of Interpretation No. 46 apply immediately to variable interest entities created after January 31, 2003.

In the opinion of the Company’s management, the adoption of provisions of the rules described in b) through h) will not have a material effect on net income or shareholders equity under US GAAP.

16.  New accounting pronouncements (Argentine GAAP)

Note 2.8 describes certain changes to Argentine GAAP that will be in effect as from the next fiscal year. Implementation of the new rules will imply the adoption, for Argentine GAAP purposes of certain principles that are also in accordance with US GAAP and currently result in reconciling items or additional disclosures. The effect under Argentine GAAP of the adoption of the new rules, considering the modifications introduced by the CNV in its recent adoption as ruled on January 14, 2003, is currently under analysis by the Company’s Management and could result in a material effect on the consolidated financial statements under Argentine GAAP for the next fiscal year.

c)	The following is a summary of the adjustments to net (loss)/income and shareholders’ equity that would have been required had U.S. GAAP been applied instead of Argentine GAAP in the accompanying consolidated financial statements (amounts expressed in million of Argentine pesos):

	Dec-31-02 (f)	Dec-31-01 (g)	Sep-30-01 (f)	Sep-30-00 (f)
Net (loss) income according to the consolidated financial statements, Argentine GAAP in constant pesos	(3,439)	(77)	491	749
Reversal of inflation restatement		42	(266)	(406)

Comparative amounts as per historical financial statements		(35)	225	343

U.S. GAAP adjustments
Increase (decrease) due to:
Reversal of inflation restatement and monetary results	(1,325)	—	—	—
Capitalized interest (a) (e)	(2)	(1)	(3)	(3)
Intangible assets	—	—	(3)	4
Deferred Revenues	16	6	(67)	—
Deferred income tax (d)	(48)	20	60	(1)
Devaluation effect	1,400	(1,400)	—	—
Debt refinancing costs	(13)	—	—	—
Capitalized exchange differences	(12)	—	—	—
Compensation Plan	—	—	(2)	—
Other (b)	(31)	1	(9)	(4)

Net (loss)/income in accordance with U.S. GAAP	(3,454)		(1,409)	201	339

	Dec-31-02		Dec-31-01
Shareholders equity according to the consolidated financial statements, Argentine GAAP in constant pesos	2,393		5,832
Reversal of inflation restatement			(3,160)

Comparative amounts as per historical financial statements			2,672
U.S. GAAP adjustments
Increase (decrease) due to:
Reversal of inflation restatement and monetary results on: —Fixed assets —Intangible assets —Trade payables	(4,489 (35 39	) )	— — —
Capitalized interest (a) (e)	5		7
Deferred income tax and tax credits allowances (c) (d)	(48)		—
Deferred Revenues	(45)		(61)
Devaluation effect	—		(1,400)
Capitalized exchange differences	(12)		—
Debt refinancing costs	(13)		—
Other (b)	(37)		(6)

Shareholders equity in accordance with U.S. GAAP	(2,242)		1,212

(a)	In the fiscal year ended December 31, 2002, the three-month fiscal year ended December 31, 2001 and the fiscal years ended September 30, 2001 and 2000 there were no additional gross interest capitalized for U.S. GAAP purposes.
(b)	In 2002 Other includes mainly: i) the adjustment for derivative instruments amounting to a loss of 30 and a reduction in shareholder’s equity of 38 and ii) the adjustment for inventories amounting to a loss of less than 1 and a reduction of 1 of shareholder’s equity.
(c)	The balances as of December 31, 2002 and 2001 are net of a valuation allowance related to deferred tax assets under U.S. GAAP of 1,690 and 497, respectively, and under Argentine GAAP tax credits of 48.
(d)	The effect in 2002 of the U.S. GAAP adjustments represents a deferred tax assets of 1,605 and a deferred tax income of 1,094
(e)	As of December 31, 2002, the original value and accumulated depreciation of the adjustment amounts to 33 and 28, respectively. As of December 31, 2001, the original value and accumulated depreciation of the adjustment amounts to 33 and 26, respectively.
(f)	Twelve-months fiscal year.
(g)	Three-months fiscal year (transition period).

	Dec-31-02	Dec-31-01	Sep-30-01 (2)	Sep-30-00
(Loss) / Earnings per share (1):
Amounts per consolidated financial statements in accordance with Argentine GAAP, in constant pesos (*)	(1.97)	(0.04)	0.26	0.35
Reversal of inflation restatement		0.02	(0.14)	(0.19)

Comparative amounts as per historical financial statements		(0.02)	0.12	0.16
Amounts under U.S. GAAP (*)
(Loss) income before cumulative effects of changes in accounting principles	(1.98)	(0.81)	0.15	0.16
Cumulative effects of changes in accounting principles	—	—	(0.04)	—
Net (loss) earning per share	(1.98)	(0.81)	0.11	0.16
(Loss) / Earnings per ADS:

Amounts per consolidated financial statements in accordance with Argentine GAAP, in constant pesos (*)	(19.70)	(0.44)	2.62	3.49
Reversal of inflation restatement		0.24	(1.42)	(1.89)

Comparative amounts as per historical financial statements		(0.20)	1.20	1.60
Amounts under U.S.GAAP (*)
(Loss) income before cumulative effects of changes in accounting principles	(19.78)	(8.07)	1.45	1.58
Cumulative effects of changes in accounting principles	—	—	(0.38)	—
Net (loss) earning per ADS	(19.78)	(8.07)	1.07	1.58

Number of shares subscribed, paid in and outstanding	1,746,052,429	1,746,052,429	1,746,052,429	2,140,841,663

(*)	Amounts expressed in Argentine pesos.

(1)	Diluted earnings per share is the same as earnings per share, as there are no outstanding options to purchase shares.
(2)	Calculated based on the weighted average number of outstanding shares during the year.

d)	Other significant U.S. GAAP disclosure requirements.

The following represent additional financial statements disclosures required under U.S. GAAP.

1)	Deferred income tax:

The following table presents the components of the Company’s deferred tax balance (based on a U.S. GAAP balance sheet)

	Dec-31-02	Dec-31-01
Deferred tax assets:
Allowance for doubtful accounts	132	106
Contingencies and other non deductible accruals and reserves	82	40
Income tax loss carryforward and tax credits	1,356	5
Deferred Revenues	16	21
Capitalized exchange differences	10	—
Debt refinancing costs	5	—
Devaluation effect	—	490
Foreign exchange loss deductible in future years (b)	215	—
Non deductible interest	60	—
Other	20	6

	1,896	668

Valuation allowance	(1,738)	(497	)(c)

	158	171

	Dec-31-02	Dec-31-01
Deferred tax liabilities:
Differences between tax and book basis of assets	135	147
Capitalized interest	2	3
Tax provision for employee terminations	14	14
Cost associated with the issuance of debt	1	1
Other	6	6

	158	171

Total deferred tax	—	—

	Dec-31-02		Dec-31-01		Sep-30-01	Sep-30-00
Income tax at statutory tax rate on pretax (loss)/income in accordance with U.S.GAAP (a)	(1,192)		(490)		109	189
Permanent differences:
Loss on equity investments	—		2		1	2
Reversal of valuation allowance charge for loss carryforward (e)	—		—		(6)	(6)
Valuation allowance charge	1,241	(d)	497	(d)	6 (c)	20 (c)
Non taxable earnings	(2)		—	(f)	(3)	(2)
Goodwill write-down	1		—		—	—
Other, net	—	(f)	—		3	—

	48		9		110	203

(a)	In 2000, net of a loss of 111 (before tax) for the effect of cumulative change in accounting principle.
(b)	See note 2.3.i)
(c)	In 2000, related to TDA, and in 2001, for the period prior to the spin-off, to TDA and TCP.
(d)	Net charges and reversals.
(e)	Reversal of the valuation allowance of subsidiaries merged into Telefónica.
(f)	Less than one million.

As of December 31, 2002, the Company carries accumulated tax loss carryforwards of 3,737 million pesos, that will mature as follows:

Amounts in million pesos
2005	14
2007	3,723

3,737

2)	Loans to directors and employees:

Loans to the Company’s directors and employees were as follows:

	Dec-31-02	Dec-31-01
Balance in Argentine pesos	2	6

There were no loans to individuals in excess of US$ 100,000.

3)	Disclosures about fair value of financial instruments:

U.S. GAAP requires disclosure of the estimated fair value of Company’s financial instruments. The following methods and assumptions were used to estimate the fair value of each class of financial instruments.

The carrying amounts of cash, cash equivalents, marketable securities and current receivables and payables are considered to approximate fair value due to their short maturity.

The fair value estimated by the Company of instruments which carrying amount is materially different from such values is as follows:

	Dec-31-02	Dec-31-01
Negotiable obligations (quoted prices)	1,806	585

Negotiable obligations
(carrying amounts)	2,543	780

TISA financial payable (fair value) (2)	2,944	678

TISA financial payable (carrying amounts)	2,999	920

Other Debt in foreign currency:

Fixed interest rate (fair value) (2)	310	77

Fixed interest rate (carrying amounts) (1)	440	118

Variable interest rate (fair value) (2)	192	86

Variable interest rate (carrying value)	263	133

(1)	In 2002 and 2001 includes 37 and 17, respectively, corresponding to financial instruments (see note 3.1.j)
(2)	Calculated using discount rates based on the yield of the Company’s bonds as of December 31, 2002 and December 31, 2001.

In addition, the Company has a receivable amounting to 102 million pesos for its holding of the “Patriotic Bond”. This bond is negotiable in the market but no quoted prices are available to date (see note 15.1). The Company will apply this bond to the payment of taxes at its carrying value (see note 15.1).

Furthermore, the Company has foreign currency swap instruments which under U.S. GAAP have been accounted for at fair value.

4)	Advertising costs:

The Company expenses the production costs of advertising the first time the advertising takes place. Advertising expenses were 21, 13, 91 and 75 for Telefónica and 1, 1, 3 and 4 for Telinver in the fiscal year ended December 31, 2002, the three month fiscal year ended December 31, 2001, and the fiscal years ended September 30, 2001 and 2000, respectively.

5)	Fixed assets useful life:

The useful lives for each category of fixed asset are as follows (in years):

Buildings	50
Switching Equipment	10
Transmission Equipment	10
Network installation	15
Telephones, switchboards and booths	5
Furniture, software and office equipment	1 – 3
Automobiles	5

e)  Statement of operations under U.S. GAAP

–  Other expenses, net

Under U.S. GAAP, certain items included in Other expenses, net, would have been deducted from Operating Income (see Operating Income according to U.S. GAAP below).

–  Reorganization transaction – Spun-off businesses

Under Argentine GAAP, the reorganization transactions described in note 1.2. were disclosed in the Statements of operations as of September 30, 2001 and 2000 segregated under the caption “Spun-off businesses”. According to U.S. GAAP (APB 30), such reorganization transactions did not qualify as a discontinued operation. Therefore, the effect of the spun-off businesses was not segregated in the Statements of operations for the fiscal years ended September 30, 2001 and 2000.

The consolidated statements of operations determined under U.S. GAAP would have been as follows:

	Dec-31-02	Dec-31-01 (1)	Sep 30-01	Sep 30-00
Net revenues	2,435	654	3,068	3,621
Cost of services provided	(1,444)	(367)	(1,635)	(2,159)

Gross profit	991	287	1,433	1,462
Administrative expenses	(328)	(75)	(334)	(292)
Selling expenses	(353)	(180)	(515)	(460)
Exchange differences, net	(75)	—	—	—

Operating income	235	32	584	710
Income / (loss) on equity investments	2	(4)	(2)	(6)
Other expenses, net	—	—	(3)	(3)
Financial income on assets	214	69	26	52
Financial loss on liabilities	(3,857)	(1,497)	(183)	(212)

(Loss) income before income tax and minority interest	(3,406)	(1,400)	422	541
Income tax	(48)	(9)	(149)	(203)
Minority interest	—	—	—	1

Net (loss) income before cumulative effect of changes in accounting principles	(3,454)	(1,409)	273	339
Cumulative effect of changes in accounting principles	—	—	(72)	—

Net (loss)/ income for the year/period	(3,454)	(1,409)	201	339

(1)	Three-month fiscal year (transition period)

f)  Statement of cash flows presentation

In the accompanying statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash and cash equivalents.

g)	Supplemental cash flows information

The following supplemental cash flow information separately presents the effect of inflation from operating, investing and financing activities.

December 31, 2002
Cash and cash equivalents at end of year	397
Cash and cash equivalents at beginning of year	145

Subtotal	252
Reversal of inflation restatement of cash at beginning of year	78

Increase in cash and cash equivalents	330

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
Cash flows from operating activities	829

Cash flows from investing activities:
Fixed assets purchases	(133)

Cash used in investing activities	(133)

Cash flows from financing activities:
Net decrease in bank and financial liabilities	(356)
Increase on intangible assets	(10)

Cash used in financing activities	(366)

Increase in cash and cash equivalents	330

h)	Contingencies

During the normal course of business, the Company is subject to several other labor, commercial, tax and regulatory claims. While these actions are being contested, the outcome of such individual matters is not predictable with assurance. Based on management’s assessment regarding the probable loss from such claims, and the advice of legal counsel, the Company has accrued 162 million pesos as of December 31, 2002 (see note 22.e).

i)	Guarantees

As disclosed in Note 16.2, in connection with the granting of a license to TCP to provide PCS mobile phones services, the Company provided to the Argentine government a guarantee in the amount of US$22.5 million (subsequently converted into 22.5 million pesos) and 45 million pesos (jointly with Telecom) regarding TCP´s provision of network coverage in Argentina by December 2001. TCP has fully complied with the performance requirements of the PCS license.

j)	Business Segment Information

FASB issued SFAS N° 131, “Disclosures about Segments of an Enterprise and Related Information” that establishes the standards for reporting operating segment information. This standard requires reporting operating segment information based on the way that financial information prepared by the entity is organized for senior management for making operating decisions, evaluating performance and allocating resources. Comparative information on earlier years/periods on the same basis of segmentation must also be presented.

The Company also prepares, for internal reporting purposes, limited financial information (primarily revenues) based on its different markets including residential, wholesale and corporate customers. The Company does not currently allocate all relevant costs to such markets nor does management use such information for making asset allocation decisions.

Accordingly, such markets are not deemed to be operating segments as defined in SFAS No. 131. The Company is in the process of developing systems to allocate all costs to these markets in order to measure their performance and make asset allocation decisions. Accordingly, these markets may be deemed to be operating segments in the future.

Due to the effect of the reorganization and spin-offs mentioned in note 1.2, as from year ended September 30, 2001, in accordance with SFAS N° 131, the Company has identified two reportable segments: i) The basic Telephony Service segment, that includes the operations of Telefónica de Argentina S.A. (local and long distance services) and ii) the Yellow pages and Call Center segment, that includes the operations of Telinver.

	Basic Telephony Services	Yellow Pages and Call Center	Reconciliation to U.S. GAAP statement of operations (a)	Total (b)
December 31, 2002
Net revenues to unaffiliated customers	2,335	56	44	2,435
Net intersegment revenues	9	1	(10)	—

Total Net Revenues	2,344	57	34	2,435
Operating Income	432	(2)	(195)	235
Financial income on assets	293	10	(89)	214
Financial expense on liabilities	(5,248)	(103)	1,494	(3,857)
Income on Equity investments	2	—	—	2
Income Tax	—	—	(48)	(48)
Depreciation and Amortization	638	3	29	670
Capital expenditures	181	—	—	181
Total Assets	4,950	93	(71)	4,972
Investments in equity method investees	4	—	—	4

	Basic Telephony Services	Yellow Pages and Call Center	Reconciliation to U.S. GAAP statement of operations (a)	Total (b)
December 31, 2001
Net revenues to unaffiliated customers	634	14	6	654
Net intersegment revenues	2	1	(3)	—

Total Net Revenues	636	15	3	654
Operating Income	55	(4)	(19)	32
Financial income on assets	7	—	62	69
Financial expense on liabilities	(35)	—	(1,462)	(1,497)
Income / (loss) on Equity investments	(4)	—	—	(4)
Income tax	(30)	—	21	(9)
Depreciation and Amortization	167	1	1	169
Capital Expenditures	95	—	—	95
Total Assets	5,330	89	(31)	5,388
Investments in equity method investees	2	—	—	2

	Basic Telephony Services	Yellow Pages and Call Center	Reconciliation to U.S. GAAP statement of operations (c)	Total (b)
September 30, 2001

Net revenues to unaffiliated customers	2,750	50	268	3,068
Net intersegment revenues	9	7	(16)	—

Total Net Revenues	2,759	57	252	3,068

Operating Income	688	(7)	(97)	584
Financial income on assets	31	2	(7)	26
Financial expense on liabilities	(149)	(4)	(30)	(183)
Income / (loss) on Equity investments	(2)	—	—	(2)
Income tax	(170)	—	21	(149)
Depreciation and Amortization	619	3	3	625
Capital Expenditures	404	1	—	405
Total Assets	5,490	95	156	5,741
Investments in equity method investees	6	—	—	6

	Basic Telephony Services	Yellow Pages and Call Center	Reconciliation to U.S. GAAP statement of operations (c)	Total (b)
September 30, 2000

Net revenues to unaffiliated customers	2,879	69	673	3,621
Net intersegment revenues	14	8	(22)	—

Total Net Revenues	2,893	77	651	3,621

Operating Income	811	10	(111)	710
Financial income on assets	49	1	2	52
Financial expense on liabilities	(164)	(5)	(43)	(212)
Income / (loss) on Equity investments	2	1	(9)	(6)
Income tax	(202)	—	(1)	(203)
Depreciation and Amortization	695	4	153	852
Capital Expenditures	511	4	587	1,102
Total Assets	6,157	109	1,837	8,103
Investments in equity method investees	17	1	(14)	4

(a)	Includes elimination of intersegment charges and the computation of U.S. GAAP adjustments.
(b)	Consolidated amounts in accordance with U.S. GAAP.
(c)	Includes elimination of spun-off businesses, elimination of intersegment charges and the computation of U.S. GAAP adjustments.

22.    OTHER FINANCIAL STATEMENT INFORMATION

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP

a)	Fixed assets
b)	Intangible assets
c)	Investments in shares, securities issued in series and holdings in other companies
d)	Other investments
e)	Allowances and accruals
f)	Cost of services provided
g)	Assets and liabilities in foreign currency
h)	Expenses incurred
i)	Detail of the consolidated statement of operations accounts.

a)	Fixed assets

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2002

(amounts stated in millions of constant Argentine Pesos of December 31, 2002—Note 2.2)

	ORIGINAL VALUE
MAIN ACCOUNT	AMOUNTS AT BEGINNING OF YEAR	INCREASES(3)	NET RETIREMENTS AND TRANSFERS(4)	AMOUNTS AT THE END OF YEAR
LAND	118	1	(3)	116
BUILDINGS	1,721	2	5	1,728
SWITCHING EQUIPMENT	4,035	—	78	4,113
TRANSMISSION EQUIPMENT	3,387	—	274	3,661
NETWORK INSTALLATION	7,268	—	217	7,485
TELEPHONES, SWITCHBOARDS AND BOOTHS	620	11	(9)	622
FURNITURE, SOFTWARE AND OFFICE EQUIPMENT	940	17	36	993
AUTOMOBILES	47	—	(15)	32
CONSTRUCTION IN PROCESS	751	125	(650)	226
MATERIALS(1)	114	22	(34)	102
PREPAYMENTS TO VENDORS	9	1	—	10

TOTAL(2)	19,010	179	(101)	19,088

	DEPRECIATION					NET BOOK VALUE AT THE END OF YEAR
MAIN ACCOUNT	ACCUMULATED AT BEGINNING OF YEAR	% DEPREC. ON NET BOOK VALUE	FOR THE YEAR	RETIREMENTS(4)	ACCUMULATED AT THE END OF THE YEAR
LAND	—	—	—	—	—	116
BUILDINGS	402	3.5	48	(1)	449	1,279
SWITCHING EQUIPMENT	2,617	29.3	351	—	2,968	1,145
TRANSMISSION EQUIPMENT	1,844	20.9	310	—	2,154	1,507
NETWORK INSTALLATION	3,192	11.3	438	—	3,630	3,855
TELEPHONES, SWITCHBOARDS AND BOOTHS	552	64.8	47	(16)	583	39
FURNITURE, SOFTWARE AND OFFICE EQUIPMENT	707	82.9	148	—	855	138
AUTOMOBILES	47	88.0	—	(15)	32	—
CONSTRUCTION IN PROCESS	—	—	—	—	—	226
MATERIALS	—	—	—	—	—	102
PREPAYMENTS TO VENDORS	—	—	—	—	—	10

TOTAL	9,361		1,342	(32)	10,671	8,417

(1)	Net retirements and transfer includes transfers from construction in process to materials for 26.
(2)	In 2002, capitalized interests in construction in process amounts to 8. See note 2.3.e)
(3)	Includes 29 million in construction in process corresponding to the capitalized exchange differences. See note 2.3.e)
(4)	Includes 3 million of real property intended for sale. See note 3.1.e).

a)	Fixed assets

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2001

(amounts stated in millions of constant Argentine Pesos of December 31, 2002—Note 2.2)

	ORIGINAL VALUE
MAIN ACCOUNT	AMOUNTS AT BEGINNING OF YEAR	INCREASES	NET RETIREMENTS AND TRANSFERS	AMOUNTS AT THE END OF YEAR
LAND	118	—	—	118
BUILDINGS	1,720	1	—	1,721
SWITCHING EQUIPMENT	4,011	—	24	4,035
TRANSMISSION EQUIPMENT	3,363	—	24	3,387
NETWORK INSTALLATION	7,230	—	38	7,268
TELEPHONES, SWITCHBOARDS AND BOOTHS	621	13	(14)	620
FURNITURE, SOFTWARE AND OFFICE EQUIPMENT	881	13	46	940
AUTOMOBILES	60	—	(13)	47
CONSTRUCTION IN PROCESS	714	167	(130)	751
MATERIALS(1)	132	12	(30)	114
PREPAYMENTS TO VENDORS	7	2	—	9

TOTAL	18,857	208	(55)	19,010

	DEPRECIATION
MAIN ACCOUNT	ACCUMULATED AT BEGINNING OF YEAR	% DEPREC. ON NET BOOK VALUE	FOR THE YEAR	RETIREMENTS	ACCUMULATED AT THE END OF YEAR	NET BOOK VALUE AT THE END OF YEAR (2)
LAND	—	—	—	—	—	118
BUILDINGS	391	3.5	11	—	402	1,319
SWITCHING EQUIPMENT	2,527	22.3	90	—	2,617	1,418
TRANSMISSION EQUIPMENT	1,772	17.9	72	—	1,844	1,543
NETWORK INSTALLATION	3,085	9.9	107	—	3,192	4,076
TELEPHONES, SWITCHBOARDS AND BOOTHS	545	42.3	29	(22)	552	68
FURNITURE, SOFTWARE AND OFFICE EQUIPMENT	656	62.4	53	(2)	707	233
AUTOMOBILES	60	42.5	—	(13)	47	—
CONSTRUCTION IN PROCESS	—	—	—	—	—	751
MATERIALS	—	—	—	—	—	114
PREPAYMENTS TO VENDORS	—	—	—	—	—	9

TOTAL	9,036		362	(37)	9,361	9,649

(1)	“Net retirements and transfers” includes transfers for 12.
(2)	Includes 4 million transferred to inventories. See note 22.f).

a)	Fixed assets

TELEFONICA DE ARGENTINA S.A.

AS OF SEPTEMBER 30, 2001

(amounts stated in millions of constant Argentine Pesos of December 31, 2002—Note 2.2)

	ORIGINAL VALUE
MAIN ACCOUNT	AMOUNTS AT BEGINNING OF YEAR	REORGANIZATION EFFECTS	AMOUNTS AT BEGINNING OF YEAR	INCREASES	NET RETIREMENTS AND TRANSFERS	AMOUNTS AT THE END OF YEAR
LAND	122	(4)	118	—	—	118
BUILDINGS	1,751	(51)	1,700	—	20	1,720
SWITCHING EQUIPMENT	3,705	(4)	3,701	—	310	4,011
TRANSMISSION EQUIPMENT	2,998	(146)	2,852	—	511	3,363
NETWORK INSTALLATION	6,794	(64)	6,730	—	500	7,230
CELLULAR NETWORK	1,357	(1,357)	—	—	—	—
TELEPHONES, SWITCHBOARDS AND BOOTHS	605	—	605	79	(63)	621
FURNITURE, SOFTWARE AND OFFICE EQUIPMENT	966	(236)	730	24	127	881
AUTOMOBILES	99	(4)	95	—	(35)	60
CONSTRUCTION IN PROCESS	1,980	(498)	1,482	659	(1,427)	714
MATERIALS(1)	172	(12)	160	129	(157)	132
PREPAYMENTS TO VENDORS	57	(43)	14	(7)	—	7

TOTAL	20,606	(2,419)	18,187	884	(214)	18,857

	DEPRECIATION
MAIN ACCOUNT	ACCUMULATED AT BEGINNING OF YEAR	REORGANIZATION EFFECTS	AMOUNTS AT BEGINNING OF YEAR	% DEPREC. ON NET BOOK VALUE	FOR THE YEAR	RETIREMENTS	ACCUMULATED AT THE END OF YEAR	NET BOOK VALUE AT THE END OF YEAR
LAND	—	—	—	—	—	—	—	118
BUILDINGS	362	(17)	345	3.6	48	(2)	391	1,329
SWITCHING EQUIPMENT	2,184	—	2,184	23.9	343	—	2,527	1,484
TRANSMISSION EQUIPMENT	1,536	(35)	1,501	18.1	271	—	1,772	1,591
NETWORK INSTALLATION	2,684	(7)	2,677	10.2	408	—	3,085	4,145
CELLULAR NETWORK	314	(314)	—	—	—	—	—	—
TELEPHONES, SWITCHBOARDS AND BOOTHS	503	—	503	46.3	131	(89)	545	76
FURNITURE, SOFTWARE AND OFFICE EQUIPMENT	598	(79)	519	64.9	137	—	656	225
AUTOMOBILES	97	(2)	95	49.8	—	(35)	60	—
CONSTRUCTION IN PROCESS	—	—	—	—	—	—	—	714
MATERIALS	—	—	—	—	—	—	—	132
PREPAYMENTS TO VENDORS	—	—	—	—	—	—	—	7

TOTAL	8,278	(454)	7,824		1,338	(126)	9,036	9,821

(1)	“Net retirements and transfers” includes transfers for 93.

a)	Fixed assets (cont.)

TELEFONICA DE ARGENTINA S.A.

AS OF SEPTEMBER 30, 2000

(amounts stated in millions of constant Argentine Pesos of December 31, 2002—Note 2.2)

	ORIGINAL VALUE
MAIN ACCOUNT	AMOUNTS AT BEGINNING OF YEAR	REORGANIZATION EFFECTS	AMOUNTS AT BEGINNING OF YEAR	INCREASES (2)	NET RETIREMENTS AND TRANSFERS	AMOUNTS AT THE END OF YEAR
LAND	114	—	114	4	—	118
BUILDINGS	1,716	(22)	1,694	4	2	1,700
SWITCHING EQUIPMENT	3,463	(4)	3,459	—	242	3,701
TRANSMISSION EQUIPMENT (3)	2,767	(74)	2,693	13	146	2,852
NETWORK INSTALLATION	6,446	(17)	6,429	—	301	6,730
CELLULAR NETWORK	759	(759)	—	—	—	—
TELEPHONES, SWITCHBOARDS AND BOOTHS	581	—	581	92	(68)	605
FURNITURE, SOFTWARE AND OFFICE EQUIPMENT	955	(76)	879	74	(223)	730
AUTOMOBILES	104	(2)	102	—	(7)	95
CONSTRUCTION IN PROCESS	1,687	(192)	1,495	805	(818)	1,482
MATERIALS(1)	160	(13)	147	146	(133)	160
PREPAYMENTS TO VENDORS	18	—	18	(2)	(2)	14

TOTAL	18,770	(1,159)	17,611	1,136	(560)	18,187

	DEPRECIATION
MAIN ACCOUNT	ACCUMULATED AT BEGINNING OF YEAR	REORGANIZATION EFFECTS	AMOUNTS AT BEGINNING OF YEAR	% DEPREC. ON NET BOOK VALUE	FOR THE YEAR	RETIREMENTS	ACCUMULATED AT THE END OF YEAR	NET BOOK VALUE AT THE END OF YEAR
LAND	—	—	—	—	—	—	—	118
BUILDINGS	308	(11)	297	3.6	48	—	345	1,355
SWITCHING EQUIPMENT	1,741	—	1,741	21.4	445	(2)	2,184	1,517
TRANSMISSION EQUIPMENT (3)	1,224	(9)	1,215	19.3	288	(2)	1,501	1,351
NETWORK INSTALLATION	2,255	(4)	2,251	9.6	426	—	2,677	4,053
CELLULAR NETWORK	177	(177)	—	10.4	—	—	—	—
TELEPHONES, SWITCHBOARDS AND BOOTHS	453	—	453	35.5	148	(98)	503	102
FURNITURE, SOFTWARE AND OFFICE EQUIPMENT	733	(31)	702	47.0	153	(336)	519	211
AUTOMOBILES	104	(2)	102	33.0	2	(9)	95	—
CONSTRUCTION IN PROCESS	—	—	—	—	—	—	—	1,482
MATERIALS	—	—	—	—	—	—	—	160
PREPAYMENTS TO VENDORS	—	—	—	—	—	—	—	14

TOTAL	6,995	(234)	6,761		1,510	(447)	7,824	10,363

(1)	“Net retirements and transfers” includes transfers for 77.
(2)	Includes 13 from Startel’s assets merged into the Company.
(3)	Includes the amount at beginning of year corresponding to “Data and Internet Equipment”.

b) Intangible assets

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2002

(amounts stated in millions of constant Argentine Pesos of December 31, 2002—Note 2.2)

	ORIGINAL COST
MAIN ACCOUNT	AT BEGINNING OF YEAR	INCREASES	DECREASES (1)	AT END OF YEAR
LICENSES TO USE AND TRADEMARKS	41	8	—	49
ASSIGNMENT OF RIGHT	22	—	—	22
NO COMPETITION CLAUSE	5	—	—	5
COST ASSOCIATED WITH THE ISSUANCE OF DEBT	39	17	—	56
GOODWILL	70	—	(11)	59

TOTAL	177	25	(11)	191

	AMORTIZATION				NET BOOK VALUE
MAIN ACCOUNT	AT BEGINNING OF YEAR	FOR THE YEAR	DECREASES (1)	AT END OF YEAR
LICENSES TO USE AND TRADEMARKS	(9)	(3)	—	(12)	37
ASSIGNMENT OF RIGHT	(9)	(3)	—	(12)	10
NO COMPETITION CLAUSE	(2)	(1)	—	(3)	2
COST ASSOCIATED WITH THE ISSUANCE OF DEBT	(22)	(7)	—	(29)	27
GOODWILL (1)	(24)	(28)	3	(49)	10

TOTAL	(66)	(42)	3	(105)	86

(1)	See note 2.3.f.

b) Intangible assets

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2001

(amounts stated in millions of constant Argentine Pesos of December 31, 2002—Note 2.2)

	ORIGINAL COST
MAIN ACCOUNT	AT BEGINNING OF YEAR	INCREASES	AT END OF YEAR
LICENSES TO USE AND TRADEMARKS	41	—	41
ASSIGNMENT OF RIGHT	22	—	22
NO COMPETITION CLAUSE	5	—	5
COST ASSOCIATED WITH THE ISSUANCE OF DEBT	39	—	39
GOODWILL	70	—	70

TOTAL 2001	177	—	177

	AMORTIZATION
MAIN ACCOUNT	AT BEGINNING OF YEAR	FOR THE YEAR(1)	AT END OF YEAR	NET BOOK VALUE
LICENSES TO USE AND TRADEMARKS	(9)	—	(9)	32
ASSIGNMENT OF RIGHT	(9)	—	(9)	13
NO COMPETITION CLAUSE	(2)	—	(2)	3
COST ASSOCIATED WITH THE ISSUANCE OF DEBT	(20)	(2)	(22)	17
GOODWILL	(21)	(3)	(24)	46

TOTAL 2001	(61)	(5)	(66)	111

(1)	Amortizations of no competition clause, assignment of right and licenses to use and trademark amount to $109,109, $551,135 and $740,823, respectively.

b) Intangible assets

TELEFONICA DE ARGENTINA S.A.

AS OF SEPTEMBER 30, 2001

(amounts stated in millions of constant Argentine Pesos of December 31, 2002—Note 2.2)

	ORIGINAL COST
MAIN ACCOUNT	AT BEGINNING OF YEAR	REORGANIZATION EFFECTS(1)	AMOUNTS AT BEGINNING OF YEAR FOR BUSINESSES THAT CONTINUE	INCREASES	AT END OF YEAR
LICENSES TO USE AND TRADEMARKS	794	(757)	37	4	41
COMMISSIONS TO SALES AND COMMERCIAL REPRESENTATIVES	279	(279)	—	—	—
ORGANIZATION AND PREOPERATING CHARGES	46	(46)	—	—	—
ADVERTISING EXPENSES	22	(22)	—	—	—
ASSIGNMENT OF RIGHT	22	—	22	—	22
NO COMPETITION CLAUSE	5	—	5	—	5
COST ASSOCIATED WITH THE ISSUANCE OF DEBT	26	—	26	13	39
GOODWILL	92	(22)	70	—	70

TOTAL 2001	1,286	(1,126)	160	17	177

	AMORTIZATION
MAIN ACCOUNT	AT BEGINNING OF YEAR	REORGANIZATION EFFECTS(1)	AMOUNTS AT BEGINNING OF YEAR FOR BUSINESSES THAT CONTINUE	FOR THE YEAR(2)	AT END OF YEAR	NET BOOK VALUE
LICENSES TO USE AND TRADEMARKS	(18)	11	(7)	(2)	(9)	32
COMMISSION TO SALES AND COMMERCIAL REPRESENTATIVES	(255)	255	—	—	—	—
ORGANIZATION AND PREOPERATING CHARGES	(26)	26	—	—	—	—
ADVERTISING EXPENSES	(24)	24	—	—	—	—
ASSIGNMENT OF RIGHT	(7)	—	(7)	(2)	(9)	13
NO COMPETITION CLAUSE	(2)	—	(2)	—	(2)	3
COST ASSOCIATED WITH THE ISSUANCE OF DEBT	(10)	—	(10)	(10)	(20)	19
GOODWILL	(19)	4	(15)	(6)	(21)	49

TOTAL 2001	(361)	320	(41)	(20)	(61)	116

(1)	See note 1.2.
(2)	Amortizations of organization and preoperating charges, advertising expenses, and no competition clause amount to $41,285; $100,809 and $436,402; respectively.

b) Intangible assets (cont.)

TELEFONICA DE ARGENTINA S.A.

AS OF SEPTEMBER 30, 2000

(amounts stated in millions of constant Argentine Pesos of December 31, 2002—Note 2.2)

	ORIGINAL COST
MAIN ACCOUNT	AT BEGINNING OF YEAR	REORGANIZATION EFFECTS(1)	AMOUNTS AT BEGINNING OF YEAR FOR BUSINESSES THAT CONTINUE	INCREASES	AT END OF YEAR
LICENSES TO USE AND TRADEMARKS	585	(548)	37	—	37
COMMISSION TO SALES AND COMMERCIAL REPRESENTATIVES	183	(183)	—	—	—
ORGANIZATION AND PREOPERATING CHARGES	41	(41)	—	—	—
ADVERTISING EXPENSES	7	(7)	—	—	—
ASSIGNMENT OF RIGHT	22	—	22	—	22
NO COMPETITION CLAUSE	5	—	5	—	5
COST ASSOCIATED WITH THE ISSUANCE OF DEBT	26	—	26	—	26
GOODWILL	81	(22)	59	11	70

TOTAL 2000	950	(801)	149	11	160

	AMORTIZATION
MAIN ACCOUNT	AT BEGINNING OF YEAR	REORGANIZATION EFFECTS	AMOUNTS AT BEGINNING OF YEAR FOR BUSINESSES THAT CONTINUE	FOR THE YEAR(2)	AT END OF YEAR	NET BOOK VALUE
LICENSES TO USE AND TRADEMARKS	(5)	—	(5)	(2)	(7)	30
COMMISSION TO SALES AND COMMERCIAL REPRESENTATIVES	(161)	161	—	—	—	—
ORGANIZATION AND PREOPERATING CHARGES	(17)	17	—	—	—	—
ADVERTISING EXPENSES	(4)	4	—	—	—	—
ASSIGNMENT OF RIGHT	(5)	—	(5)	(2)	(7)	15
NO COMPETITION CLAUSE	(2)	—	(2)	—	(2)	3
COST ASSOCIATED WITH THE ISSUANCE OF DEBT	(3)	—	(3)	(7)	(10)	16
GOODWILL	(11)	2	(9)	(6)	(15)	55

TOTAL 2000	(208)	184	(24)	(17)	(41)	119

(1)	See note 1.2
(2)	Amortizations of organization and preoperating charges, advertising expenses, and no competition clause amounts to $247,716; $604,852 and $815,250; respectively.

c) Investments in shares, securities issued in series and holdings in other companies

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2002 AND 2001

(amounts stated in millions of constant Argentine Pesos of December 31, 2002 (except as otherwise indicated)—Note 2.2)

	Dec-02					Dec-01
NAME AND FEATURES	CLASS OF SHARES	FACE VALUE OF SHARES	NUMBER OF SHARES OR SECURITIES	INFLATION ADJUSTED COST(1)	BOOK VALUE	BOOK VALUE
Current:
US Treasury Bills	—	US$ 1,000	1,500	—	5	—

Total Current					5	—

Noncurrent (2):
Other investments	—	—	—	—	13	12
Subsidiaries and affiliates
E-Commerce Latina S.A. (3)	Common	$ 1.0	12,000	33	5	4

Total Noncurrent					18	16

TOTAL					23	16

(1)	Restated in constant Argentine Pesos of December 31, 2002 in accordance with applicable resolutions of the CNV (See note 2.2).
(2)	See note 2.3.d).
(3)	Financial Statements for the six-month period ended December 31, 2002 approved by E-Commerce Latina S.A.’s Board of Directors on January 21, 2003, with auditor’s report by Abelovich, Polano & Asociados dated January 21, 2003, without observations.

d) Other investments.

MAIN ACCOUNT AND FEATURES	BOOK VALUE Dec-02	BOOK VALUE Dec-01
Current investments:
Foreign currency deposits (Note 22.g)	345	15
Local currency deposits	1	48

Total	346	63

e) Allowances and accruals

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2002 AND 2001

(amounts stated in millions of constant Argentine Pesos of December 31, 2002—Note 2.2)

	Dec-02
ACCOUNT	BALANCE AT BEGINNING OF YEAR	INCREASES		DECREASES (3)	BALANCE AT END OF YEAR
Deducted from current assets:
For doubtful accounts	617	229		(470)	376
For impairment in value and slow turn over	15	—		(8)	7

	632	229		(478)	383
Deducted from non current assets:
For doubtful accounts	92	—		(67)	25

	92	—		(67)	25
Total	724	229	(1)	(545)	408

Included in current liabilities:
Contingencies	6	3		(6)	3

	6	3		(6)	3
Included in noncurrent liabilities:
Contingencies	194	83		(118)	159

Total	200	86	(2)	(124)	162

	Dec-01
ACCOUNT	BALANCE AT BEGINNING OF PERIOD	INCREASES		DECREASES	BALANCE AT END OF PERIOD
Deducted from current assets:
For doubtful accounts	532	174		(89)	617
For impairment in value and slow turn over	15	—		—	15

	547	174		(89)	632
Deducted from non current assets:
For doubtful accounts	—	92		—	92

	—	92		—	92
Total	547	266	(1)	(89)	724

Included in current liabilities:
Contingencies	6	—		—	6

	6	—		—	6
Included in noncurrent liabilities:
Contingencies	180	14		—	194

Total	186	14	(2)	—	200

(1)	Included in Selling and Operating expenses in the consolidated statement of income.
(2)	Included in Other expenses net in the consolidated statement of income.
(3)	Include the monetary gain effect on balances.

e) Allowances and accruals (cont.)

TELEFONICA DE ARGENTINA S.A.

AS OF SEPTEMBER 30, 2001 AND 2000

(amounts stated in millions of constant Argentine Pesos of December 31, 2002—Note 2.2)

	Sep-01
ACCOUNT	BALANCE AT BEGINNING OF YEAR	REORGANIZATION EFFECTS	AMOUNTS AT BEGINNING OF YEAR FOR BUSINESSES THAT CONTINUE	INCREASES		DECREASES	BALANCE AT END OF YEAR
Deducted from assets:
For doubtful accounts	398	(109)	289	378		(135)	532

Total 2001	398	(109)	289	378	(1)	(135)	532

Included in current liabilities:
Contingencies	4	(2)	2	4		—	6
Other	17	(17)	—	—		—	—

	21	(19)	2	4		—	6

Included in noncurrent liabilities:
Contingencies	110	—	110	70		—	180

Total 2001	131	(19)	112	74	(2)	—	186

	Sep-00
ACCOUNT	BALANCE AT BEGINNING OF YEAR	REORGANIZATION EFFECTS	AMOUNTS AT BEGINNING OF YEAR FOR BUSINESSES THAT CONTINUE	INCREASES		DECREASES	BALANCE AT END OF PERIOD
Deducted from assets:
For doubtful accounts	319	(74)	245	225		(181)	289

Total 2000	319	(74)	245	225	(1)	(181)	289

Included in current liabilities:
Contingencies	4	(2)	2	—		—	2
Other	2	(2)	—	—		—	—

	6	(4)	2	—		—	2

Included in noncurrent liabilities:
Contingencies	117	—	117	37	(3)	(44)	110

Total 2000	123	(4)	119	37	(2)	(44)	112

(1)	Included in Selling and Operating expenses in the consolidated statement of income, except 6 in 2000 from Startel’s assets merged into the Company.
(2)	Included in Other expenses net in the consolidated statement of income.
(3)	Includes 3 from Startel’s liabilities merged into the Company.

f) Cost of services provided (1)

TELEFONICA DE ARGENTINA S.A.

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002, THE THREE-MONTH FISCAL YEAR

ENDED DECEMBER 31, 2001 AND FOR THE YEARS ENDED SEPTEMBER 30, 2001 AND 2000

(amounts stated in millions of constant Argentine Pesos of December 31, 2002—Note 2.2)

MAIN ACCOUNT	Dec-02	Dec-01	Sep-01	Sep-00
Inventories at beginning of year	54	73	212	74
Inventories at beginning of year of spun-off businesses	—	—	(140)	(33)
Purchases	19	—	174	145
Operating expenses (Note 22.h)	22	15	77	98
Allowance for impairment in value and slow turnover (3)	—	—	(24)	(7)
Holding losses	(17)	—	—	—

	78	88	299	277
Inventories at end of year (Note 3.1.d) (2)	(24)	(54)	(50)	(72)

Total (Note 3.1.k)	54	34	249	205

(1)	Includes cost of telephone directories and telephone equipment.
(2)	In 2001 includes 4 million transferred from fixed assets. See note 22.a).
(3)	In September 30, 2001 and 2000 includes the allowance for impairment in value and slow turnover.

g) Assets and liabilities in foreign currency

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2002 AND 2001

	2002				Dec-01
	AMOUNT IN UNITS OF FOREIGN CURRENCY	CURRENCY	EXCHANGE RATE	BOOK VALUE IN MILLIONS OF PESOS (1)	AMOUNT IN UNITS OF FOREIGN CURRENCY	CURRENCY	BOOK VALUE IN MILLIONS OF PESOS (1)
ASSETS
Current assets
Cash	40,169	US$	3.370000	—	2,838,228	US$	7
Banks	16,342	US$	3.370000	—	7,641,736	US$	17
	2,412		¥0.028438	—	—	—	—
Investments
Foreign currency deposits (2)	102,512,378	US$	3.370000	345	6,968,115	US$	15
US Treasury Bills	1,500,000	US$	3.370000	5	—	—	—
Trade receivables
Unbilled direc. distributed	—	—	—	—	38,769,693	US$	85
Other	18,575,441	US$	3.370000	63	20,579,316	US$	46
	2,043	GF	1.491321	—	(54,051)	GF	—
	1,813,436	SDR	4.564935	8	1,702,028	SDR	4
Other receivables
Related Companies	6,050,463	US$	3.370000	20	16,622,168	US$	35
Prepaid rentals	—	—	—	—	5,542,376	US$	13
Financial prepayments	3,524,158	US$	3.370000	12	—	—	—
Prepayment to vendors (3)	1,513,340	US$	3.370000	5	4,460,529	US$	9
	2,985,522	EURO	3.533400	11	4,460,623	EURO	9
	—	—	—	—	46,320,472	PTAS	—
Patriotic Bond (4)	18,000,000	US$	3.400000	61	—	—	—
Other	2,099,851	US$	3.370000	7	14,131,193	US$	31

				537			271

Noncurrent assets
Investments
Patriotic Bond	—	—	—	—	—	—	—
Other Investments	4,804,159	US$	(5)	13	4,808,968	US$	11
Trade receivables
Other	—	—	—	—	1,140,527	US$	2
Other receivables
Prepaid rentals	—	—	—	—	4,567,660	US$	9
Patriotic Bond (4)	12,000,000	US$	3.400000	41	30,054,905	US$	65
Fiscal Credit Certificate	—	—	—	—	15,015,015	US$	33
Other	—	—	—	—	1,174,101	US$	2

				54			122

Total				591			393

LIABILITIES
Current liabilities
Trade payables	42,231,915	US$	3.370000	142	112,819,807	US$	247
	—	—	—	—	496,142	DM	—
	143,555	GF	1.491321	—	821,633	GF	—
	4,570,474	SDR	4.564935	21	12,095,842	SDR	33
	29,200	FF	0.542400	—	60,200	FF	—
	2,498,598	EURO	3.533400	9	6,441,810	EURO	13
	136,271		£5.426400	1	1,207		£—
	193,207		¥0.028438	—	—	—	—
	—	—	—	—	341,834,790	PTAS	4
	—	—	—	—	570,424	AS	—
Bank and financial payables	957,310,903	US$	3.370000	3,225	1,108,667,931	US$	2,418
	2,233,541	EURO	3.533400	8	1,799,845	EURO	4
	1,115,924,320		¥0.028438	32	77,233,526		¥2
	—	—	—	—	305,924,550	ITL	—
Other payables
Related Companies	—	US$	—	—	11,281,855	US$	24
Other	1,365,615	US$	3.370000	5	2,028,275	US$	4
	2,578,573	EURO	3.533400	9	2,393,398	EURO	4

				3,452			2,753

Noncurrent liabilities
Trade payables	—	—	—	—	31,733,333	US$	70
Bank and financial payables	784,283,076	US$	3.370000	2,644	735,692,389	US$	1,606
	22,163,556	EURO	3.533400	78	19,406,876	EURO	37
	7,778,821,999		¥0.028438	221	8,816,000,000		¥151
	—	—	—	—	2,028,762,806	ITL	2
Other payables	9,494,495	US$	3.370000	32	15,212,040	US$	33

				2,975			1,899

Total				6,427			4,652

(1)    Amounts stated in millions of constant Argentine pesos of December 31, 2002. See note 2.2.

(2)    See note 19.a).

(3)    Included in note 22.a).

(4)    Corresponding to AFIP exchange rate effective at December 31, 2002.

(5)    Valued in dollars at the rate of exchange at year end, up to the limit of the proportional equity value.

US$	U.S. Dollars	EURO	European currency
DM	Deutschmarks	ITL	Lira
¥	Yens	GF	Gold Franc
PTAS	Pesetas	SDR	Special Drawing Rights
£	Pounds	FF	French Franc
		AS	Austrian Schilling

h) Expenses incurred

TELEFONICA DE ARGENTINA S.A.

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002, THE THREE-MONTH FISCAL YEAR

ENDED DECEMBER 31, 2001 AND FOR THE YEARS ENDED SEPTEMBER 30, 2001 AND 2000

(amounts stated in millions of constant Argentine Pesos of December 31, 2002—Note 2.2)

	2002									Dec-2001	Sep-01	Sep-00
ACCOUNT	OPERATING EXPENSES		ADMINIS- TRATIVE EXPENSES	SELLING EXPENSES	UNUSUAL ITEMS	OTHER EXPENSES NET	EFFECTS OF FUNDING ON		TOTAL
	TELECOM- MUNICATIONS SERVICES	TELEPHONE DIRECTORIES					ASSETS	LIABILITIES		TOTAL	TOTAL	TOTAL
Salaries and social security taxes	295	11	62	60	—	—	—	—	428	187	762	851
Other Payroll expenses	3	1	4	1	—	—	—	—	9	7	28	26
Fixed assets depreciation	1,221	—	116	5	—	—	—	—	1,342	362	1,338	1,510
Fees and payments for services	330	6	150	77	—	—	—	—	563	300	1,222	1,237
Directors’ and statutory auditors’ fees	—	—	3	—	—	—	—	—	3	—	2	2
Insurance	—	—	15	—	—	—	—	—	15	5	20	17
Material consumption and other expenditures	69	—	7	8	—	—	—	—	84	33	130	116
Management fee	111	—	14	—	—	—	—	—	125	44	269	323
Transportation	13	2	1	1	—	—	—	—	17	7	35	17
Taxes	21	—	2	26	—	—	—	—	49	22	87	76
Rentals	71	2	10	3	—	—	—	—	86	26	101	100
Commissions	—	—	—	29	—	—	—	—	29	13	48	44
Exchange differences	—	—	—	—	—	—	(98)	2,552	2,454	—	—	(7)
Interest and financial charges	—	—	—	—	—	—	2	681	683	55	209	203
Impairment in value of securities to be received	—	—	—	—	—	—	—	—	—	—	17	—
Allowance for impairment in value and slow turnover	—	—	—	—	—	—	—	—	—	—	24	7
Accrual for interest tax	—	—	—	—	—	—	—	17	17	7	31	55
Allowance for doubtful accounts	—	—	—	229	—	—	—	—	229	266	378	219
Holding losses in inventories	—	—	—	—	—	—	9	—	9	—	—	—
Net book value of fixed assets retired	—	—	—	—	—	6	—	—	6	—	24	57
Net book value of intangible assets retired (1)	—	—	—	—	—	—	8	—	8	—	—	—
Intangible assets amortization (1)	32	—	3	—	—	—	—	7	42	5	20	17
Employee terminations	—	—	—	—	—	53	—	—	53	47	140	137
Tax on checking account credits and debits	—	—	46	—	—	—	—	—	46	9	15	—
Inflation loss (gain) on monetary accounts	—	—	—	—	—	—	804	(746)	58	—	—	—
Other	—	—	—	—	—	93	—	—	93	3	85	140

Total December 31, 2002	2,166	22	433	439	—	152	725	2,511	6,448

Total December 31, 2001	732	15	153	382	—	52	(15)	79		1,398

Total September 30, 2001	2,850	77	618	912	15	247	(63)	329			4,985

Total September 30, 2000	3,535	98	474	456	—	327	(105)	362				5,147

(1)	See note 2.3.f.

i)    Detail of the consolidated statements of operations accounts (1)

TELEFONICA DE ARGENTINA S.A.

FOR THE YEAR ENDED SEPTEMBER 30, 2000

(amounts stated in millions of constant Argentine Pesos of December 31, 2002 (except as otherwise indicated)

September 30, 2000	The Company (2)		Affiliates (3)	Eliminations (4)	Total
Net revenues	6,454		2	—	6,456
Cost of services provided	(3,740	)(5)	(2)	—	(3,742)

Gross profit	2,714		—	—	2,714
Administrative expenses	(474	)(6)	(2)	—	(476)
Selling expenses	(456	)(6)	—	—	(456)

Operating income	1,784		(2)	—	1,782
Loss on equity investments	(8)		—	4	(4)
Other expenses, net	(327	)(6)	(2)	—	(329)
Financial income on assets	105	(6)	—	—	105
Financial loss on liabilities	(362)		—	—	(362)

Income before income tax and minority interest	1,192		(4)	4	1,192
Income tax	(441)		—	—	(441)

Net ordinary income for the year from continuing operations	751		(4)	4	751
Net loss of spun-off businesses	(2)		—	—	(2)

Net income for the year	749		(4)	4	749

(1)	During the year ended September 30, 2001, the Company held an indirect interest of 50% in E-Commerce Latina S.A. Because the result of operations of E-Commerce Latina S.A. does not have any material effect on the consolidated financial statements of the Company taken as a whole, note 22.i) for the year ended September 30, 2001 is not presented.
(2)	Includes figures of the Company and its consolidated subsidiaries (see note 2.1).
(3)	Figures recomputed by applying Telefónica’s percentage of ownership in Startel and Radiollamada to the respective amounts of their statements of income.
(4)	Elimination of intercompany transactions.
(5)	See note 3.1.k).
(6)	See note 22.h).

23.	STATEMENT OF OPERATIONS FOR THE THREE-MONTH PERIOD ENDED DECEMBER 31, 2000 (UNAUDITED)

(Amounts stated in millions of constant pesos of December 31, 2002 (see note 2.2))

Dec-31-00
Net revenues	1,558
Cost of services provided	(820)

Gross profit	738
Administrative expenses	(161)
Selling expenses	(179)

Operating income	398
Loss on equity investments	(2)
Other expenses, net	(65)
Financial income on assets	11
Financial loss on liabilities	(74)

Income before income tax and minority interest	268
Income tax	(124)

Net ordinary income from continuing operations	144
Net loss of spun-off businesses (Note 1.2)	(76)

Net income for the period	68