Form 20-F
period 2003-12-31
TELEFONICA OF ARGENTINA INC
filed 2004-04-15
CIK 914242

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2003

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

Avenida Ingeniero Huergo 723

(C1107AOH) Buenos Aires, Argentina

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, Representing Class B Ordinary Shares	New York Stock Exchange
Class B Ordinary Shares, nominal value Ps.1.00 share	New York Stock Exchange*
11 7/8% Notes due 2004	New York Stock Exchange
11 7/8% Notes due 2007	New York Stock Exchange
9 1/8% Notes due 2010	New York Stock Exchange
8.85% Notes due 2011	New York Stock Exchange

*	Not for trading, but only in connection with the registration of American Depositary Shares.

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

Yes ☒    No ☐

Indication by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐    Item 18 ☒

i

FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS

This annual report on Form 20-F (the “Annual Report”) contains certain “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. Some of these forward-looking statements include forward-looking phrases such as “anticipates”, “believes”, “could”, “estimates”, “expects”, “foresees”, “intends”, “may”, “should” or “will continue”, or similar expressions or the negatives thereof or other variations on these expressions, or similar terminology, or discussions of strategy, plans or intentions. These statements also include descriptions in connection with, among other things:

•	our ability to remain as a going concern and remain solvent;

•	the renegotiation of our tariffs with the Argentine government;

•	anticipated revenues, capital expenditures, future cash flows and financing requirements;

•	the economic and political developments in Argentina (including the effects of the devaluation and any future restrictions on payments abroad that may affect us);

•	the effect of inflation and currency volatility on our financial condition and results of operations;

•	the implementation of our business strategy;

•	descriptions of new services and anticipated demand for services and other changes in rates and tariff regulations and charges for telecommunication services;

•	descriptions of the expected effects of our competitive strategies and descriptions of the effect of the liberalization of the Argentine telecommunications industry; and

•	the impact of actions taken by our competitors and other third parties, including courts and other governmental authorities.

Such statements reflect our current views regarding future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that forward-looking statements may express or imply, for example:

•	the economic and political instability of Argentina;

•	the Argentine government’s insolvency and our tariff renegotiation process with the Argentine government;

•	changes in inflation;

•	the devaluation and volatility of the Argentine peso;

•	changes in financial and telecommunications regulation;

•	revocation of our license to provide telecommunications services;

•	our ability to successfully restructure our indebtedness or refinance our financial obligations owed to related and third parties when they become due; and

•	the outcome of pending legal claims against us.

ii

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

PRESENTATION OF FINANCIAL INFORMATION

Our audited consolidated financial statements as of December 31, 2003 and 2002 and for the fiscal years ended December 31, 2003 and 2002, the three-month fiscal year ended December 31, 2001 and the fiscal year ended September 30, 2001 and the notes thereto (the “Consolidated Annual Financial Statements”) are set forth on pages F-1 through F-83 of this Annual Report.

Pistrelli Díaz y Asociados, Member Firm of Arthur Andersen (“Pistrelli”), was engaged as our independent financial auditors until we replaced them with Deloitte & Co. SRL (“Deloitte”), Member Firm of Deloitte Touche Tohmatsu, on June 30, 2002. This decision was ratified at our shareholders’ meeting on April 22, 2003. Arthur Andersen ceased practicing before the SEC on August 31, 2002. Our financial statements included in this Annual Report other than our financial statements for the fiscal years ended December 31, 2003 and 2002, which were audited by Deloitte, were audited by Pistrelli and have not been reaudited. Deloitte’s audit report dated February 10, 2004 and Pistrelli’s audit reports dated February 26, 2002 and November 16, 2001, except with respect to the matters discussed in Note 22 to the Consolidated Annual Financial Statements as of September 30, 2001, as to which the date is February 26, 2002, are included in this Annual Report.

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

Unless otherwise indicated, our balance sheets and income statements use the exchange rate as of each relevant date or period-end quoted by Banco de la Nación Argentina (“Banco Nación”). In the case of U.S. dollars, the Banco Nación quotes for such exchange rates were Ps.1.00 per U.S.$1.00 until December 23, 2001. From December 24, 2001 to January 10, 2002, the exchange market was officially suspended. On January 10, 2002, the Argentine government established a dual exchange rate system. The exchange rate in the free market began to float for the first time since April 1991. On January 10, 2002, the free market rate was Ps.1.70 per U.S.$1.00 while the official market rate was Ps.1.40 per U.S.$1.00. On February 8, 2002, the Argentine government repealed the dual exchange rate and since February 11, 2002, Argentina has had one freely floating exchange rate for all transactions. As of December 31, 2003, the only exchange market available was the free market and the quotation was Ps.2.93 per U.S.$1.00 and as of April 12, 2004 the exchange rate was Ps.2.81 per U.S. dollar. The reader should not construe the translation of currency amounts in this Annual Report to be representations that the peso amounts actually represent U.S. dollar amounts or that any person could convert the peso amounts into U.S. dollars at the rate indicated or at any other exchange rate. See Item 3: “Key Information—Selected Financial Data— Exchange Rate Information” and Item 8: “Financial Information—Significant Changes” for information regarding recent developments in exchange rates.

Fiscal year-end change: On September 18, 2001, the shareholders held a Special Shareholders’ Meeting and approved an amendment to our by-laws to change our fiscal year-end from September 30 to December 31 of each year. On September 14, 2001, the Comisión Nacional de Comunicaciones (the “National Communications Commission” or “CNC”) issued Resolution No. 1,322 authorizing us to change our fiscal year-end date. As a result, we had a three-month fiscal year ended December 31, 2001. In this Annual Report, unless otherwise indicated, references to fiscal years 2003, 2002 and 2001 are to fiscal years ended December 31, 2003, 2002 and September 30, 2001 respectively.

iii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE.

Not applicable.

ITEM 3.	KEY INFORMATION.

A. Selected Financial Data.

The following tables set forth our selected consolidated financial and operating information for the fiscal years ended December 31, 2003 and 2002, the three-month fiscal year ended December 31, 2001, the unaudited three-month period ended December 31, 2000 and each of the fiscal years ended September 30, 2001, 2000 and 1999 and should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Annual Financial Statements and Item 5: “Operating and Financial Review and Prospects”. The financial information presented as of and for the fiscal years ended September 30, 2000 and 1999 was derived from our audited financial statements that are not included in this Annual Report, and as of and for the unaudited financial information for the three-month period ended December 31, 2000, have been included in the Selected Consolidated Financial and Operating Information for comparative purposes.

We maintain our financial books and records and publish our financial statements in pesos and prepare our financial statements to conform to generally accepted accounting principles in Argentina and Comisión Nacional de Valores (the National Securities Commission, or “CNV”) rules. This Annual Report sometimes refers to those professional accounting principles as “Argentine GAAP”. Argentine GAAP differs from generally accepted accounting principles in the United States (“U.S. GAAP”). For example, one of the reasons why we have larger accumulated losses under U.S. GAAP than under Argentine GAAP and our shareholders’ equity under U.S. GAAP was negative in 2003 and 2002 is because of the elimination of inflation accounting under U.S. GAAP. Note 21 to our Consolidated Annual Financial Statements provides a summary of this and other significant differences between Argentine GAAP and U.S. GAAP as they relate to us, including the impact of such differences on our net income and shareholders’ equity.

According to generally accepted accounting principles applied by Telefónica, S.A. (“Telefónica”), for purposes of its consolidated financial statements for its own financial reporting, Argentina did not meet the definition of a highly inflationary economy in 2003 and 2002. Therefore, Telefónica incorporates, for consolidation purposes, our balances without computing any adjustments for the inflation experienced during 2003 and 2002. In line with this, and for our own U.S. GAAP reconciliation, we have elected not to use the alternative of maintaining the 2003 and 2002 inflation adjustment that the Securities and Exchange Commission (the “SEC”) permits for countries such as Argentina, where local financial statements are presented restated for inflation. In accordance with CNV rules, we have restated our financial statements for inflation until February 28, 2003. Therefore, we have included in our U.S. GAAP reconciliation an adjustment eliminating the effects of the inflation during the fiscal years ended December 31, 2003 and 2002.

The financial statements as of December 31, 2003 and 2002 have been prepared assuming that we will continue as a going concern. As discussed in Notes 1.1, 2.4.g and 2.4.k to the Consolidated Annual Financial Statements the relationship between variables determining revenues and expenses is currently mismatched as a result of the pesification and freezing of our tariffs within the context of a potentially inflationary economy and may continue to be mismatched depending upon the outcome of our pending tariff renegotiation with the Argentine government. Our tariff renegotiation proposal presented to the Argentine government attempts to achieve the relationship between variables determining revenues and costs, i.e., the “economic and financial equation”, contemplated in the Transfer Contract (the “economic and financial equation”). Consequently, whether the amount booked in fixed assets corresponding to our telecommunications business and the minimum presumed income tax credit are fully recoverable, may be affected by the final effect that the outcome of the tariff renegotiation with the Argentine government may have on our economic and financial equation. As discussed in Note 14 to the Consolidated Annual Financial Statements, as of December 31, 2003 our

unconsolidated current assets are lower than our unconsolidated current liabilities, and it is uncertain whether we will obtain refinancing or additional credit lines to be able to pay our current debt. This situation gives rise to substantial doubt about our ability to continue as a going concern. Our plans concerning these matters are also described in Notes 11 and 14 to the Consolidated Annual Financial Statements. The financial statements as of December 31, 2003 and 2002 do not include any adjustments or reclassifications that might result from the outcome of this uncertainty.

During the time we and Telecom Argentina S.A. (“Telecom”) (formerly Telecom Argentina STET—France Telecom S.A.) jointly owned several companies, we allocated our equity share in the income (loss) of these companies among the various lines of our consolidated income statement. The main objective of such allocation was to provide more complete and representative information on our results of operations. We obtained approval for this method of presentation from the CNV and the Bolsa de Comercio de Buenos Aires (the “Buenos Aires Stock Exchange” or “BCBA”).

The effective date of the Reorganization Transactions (as defined and described in Item 4: “Information on the Company—Our Reorganization”) was February 1, 2001. As a result, the consolidated balance sheets as of September 30, 2000 and 1999 included in the Consolidated Annual Financial Statements include the assets and liabilities of the spun-off businesses.

Following our policy to present our interest in the income (loss) from companies in which we have control or joint control and taking into account the effects of the Reorganization Transactions, the income statements for the fiscal years ended December 31, 2003 and 2002, the three-month fiscal year ended December 31, 2001 and the fiscal years ended September 30, 2001, 2000, 1999 and the unaudited three-month period ended December 31, 2000 include:

(1)	the income (loss) from the businesses that were spun off, either from us, or from companies over which we exercised control or joint control until the spin-off, in the line “Net income (loss) from spun-off businesses”;

(2)	the income (loss) from businesses merged into us related to companies in which we had control or joint control before the merger described in Item 4: “Information on the Company”, for years prior to such merger, incorporated line-by-line; and

(3)	the income (loss) from our interests held in E-Commerce Latina S.A. in the line “Income (loss) from long-term investments” is not incorporated line-by-line because in the opinion of our management the income from this company is not material to our income (loss).

We have not applied the policy in point (1) to balance sheet figures for 1999. We present these figures as originally reported in previous annual reports on Form 20-F in pesos restated for inflation until February 28, 2003. See Note 2.2 to the Consolidated Annual Financial Statements.

Presentation of figures in constant Argentine pesos

Our financial statements included the effects of inflation through August 31, 1995, utilizing the inflation restatement methodology as set by the Federación Argentina de Consejos Profesionales de Ciencias Económicas, the Argentine Federation of Professional Councils in Economic Science (“FACPCE”). On August 22, 1995, the Argentine government issued Decree 316/95 discontinuing the requirement that financial information be restated for inflation for any date or period after August 31, 1995. Effective September 1, 1995, as required by rules issued by the CNV, we discontinued the restatement methodology, maintaining the effects of inflation accounted for in the prior periods.

As a result of the inflationary environment in Argentina (there was an increase in the applicable index for restatement of financial statements (wholesale prices) of 118.2% in the period January through December 31, 2002) and the conditions created by the Public Emergency Law No. 25,561, Ley de Emergencia Pública y Reforma del Régimen Cambiario (the “Public Emergency Law”), the Consejo Profesional de Ciencias Económicas de la Ciudad

Autónoma de Buenos Aires, the Professional Council of Economic Sciences of the City of Buenos Aires (the “CPCECABA”), reinstated inflation accounting in financial statements for the fiscal years or interim periods ended on or after March 31, 2002 in accordance with the Argentine professional accounting principles and provided that all recorded amounts restated by changes in the general purchasing power through August 31, 1995, as well as those arising between that date and December 31, 2001 are considered to be stated in currency as of December 31, 2001 (the stability period).

On July 16, 2002, the Argentine government issued Decree 1,269/02 repealing Decree 316/95, instructing the CNV, among others, to issue the necessary regulations concerning the preparation of financial statements prepared in constant currency. On July 25, 2002, under Resolution No. 415/02, the CNV reinstated the requirement to submit financial statements in constant currency. However, on March 25, 2003, the National Executive Power issued Decree No. 664/03 repealing the provisions related to the inflation adjustment established by Decree No. 1,269/02 and ordering the CNV, among others, to issue any applicable regulations to ensure that balance sheets or financial statements restated in constant currency are no longer accepted. Therefore, on April 8, 2003, Resolution No. 441/03 of the CNV set forth that from March 1, 2003, the restatement of financial statements in constant currency should be discontinued. On December 2, 2003, under Resolution CD No. 190/03 the CPCECABA discontinued the application of the restatement of financial statements in constant currency due to inflation as set forth in professional accounting principles from October 1, 2003, since the CPCECABA considered that the conditions related to the application of the restatement for inflation continued until September 30, 2003.

As required by Decree 316/95, our financial statements as of December 31, 2001, September 30, 2001, 2000 and 1999, for the three-month fiscal year ended December 31, 2001 and for the fiscal years ended September 30, 2001, 2000 and 1999 were not restated to reflect changes in the Argentine wholesale price index published by the Instituto Nacional de Estadísticas y Censos, the Argentine Institute of Statistics and Census (“INDEC”) corresponding to periods between September 1995 and December 2001. However, for comparative purposes, figures presented in this Annual Report corresponding to balance sheet data as of the three-month fiscal year ended December 31, 2001, the three-month period ended December 31, 2000, the fiscal years ended September 30, 2001, 2000 and 1999 and income statement and cash flow data for the three-month fiscal year ended December 31, 2001, the three-month period ended December 31, 2000, the fiscal year ended September 30, 2001, 2000 and 1999 are restated for inflation from January 1, 2002 to February 28, 2003 of 122.2%, based on the wholesale price index. See Note 2.2 to the Consolidated Annual Financial Statements.

New accounting principles applied

The application of the new standards in accordance with Resolution No. 434/03 of the CNV gave rise to changes in valuation criteria, which have been recorded by us and our subsidiary, as summarized below (see Note 2.3 to the Consolidated Annual Financial Statements):

1)	Derivative financial instruments

Technical Resolution No. 20 of the CPCECABA sets forth the specific valuation and disclosure criteria to be applied to derivative financial instruments and hedging transactions. According to this standard, hedging instruments must be disclosed in the financial statements as either assets or liabilities at their fair value as of the date of the measurement. The transition rule for the initial application sets forth that the difference between the previous measurement and that resulting from this new rule to determine the valuation of the instruments not designated as for hedging purposes, as well as those with no effective hedging coverage as defined in the resolution, should be charged to the balance of “Unappropriated retained earnings/Accumulated losses” at the beginning of the fiscal year in which this standard applies for the first time. In accordance with the transition provision of Technical Resolution No. 20 of the CPCECABA, comparative figures have not been restated.

2)	Deferred tax

Prior to 2003, we determined our Income tax expenses in the event there was taxable income, by applying the current 35% tax rate on the taxable income as of year-end and did not consider the effect of temporary differences between book and taxable income.

Technical Resolution No. 17 was effective for financial statements for all fiscal years beginning on or after January 1, 2003. Technical Resolution No. 17 sets forth that income tax amounts should be booked by application of the deferred tax method, recognizing the effects of temporary differences. (See Note 2.4.k to the Consolidated Annual Financial Statements).

Technical Resolution No. 17 requires that the deferred tax method be applied by restating the historical financial statements as of the earliest period presented. The cumulative effect on shareholders’ equity at the beginning of the fiscal year ended September 30, 2001 arising from the application of this new standard resulted in the recognition of net deferred tax liabilities of Ps.116 million. We have not restated figures for the fiscal years ended September 30, 2000 and 1999 as such years are not included in the attached Consolidated Annual Financial Statements.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING INFORMATION

Twelve-Month Fiscal Year Ended December 31, 2003(1)	Twelve-Month Fiscal Year Ended December 31, 2002(2)	Three-Month Fiscal Year Ended December 31, 2001(2)	Unaudited Three-Month Period Ended December 31, 2000(3)	Twelve-Month Fiscal Year Ended September 30, 2001(2)	Twelve-Month Fiscal Year Ended September 30, 2000(3)	Twelve-Month Fiscal Year Ended September 30, 1999(3)
(in million of pesos except for per share amounts, share capital and operating information or as otherwise indicated; Argentine GAAP financial data is restated for inflation until February 28, 2003)
OPERATIONS STATEMENT DATA:(4)
Argentine GAAP
Net revenues	2,750	3,060	1,424	1,569	6,154	6,481	6,290
Costs of services provided(6)	(1,992)	(2,235)	(772)	(826)	(3,121)	(3,748)	(3,279)
Gross profit	758	825	652	743	3,033	2,733	3,011
Administrative expenses(6)	(352)	(436)	(154)	(162)	(622)	(479)	(490)
Selling expenses(6)	(163)	(442)	(385)	(180)	(918)	(459)	(626)
Subtotal	243	(53)	113	401	1,493	1,795	1,895
Income (loss) on equity investments	(3)	2	(9)	(2)	(4)	(4)	2
Other expenses, net	(71)	(153)	(52)	(65)	(249)	(331)	(292)
Financial (loss)/income on assets	(74)	(730)	15	11	64	106	90
Financial loss on liabilities	310	(2,528)	(80)	(75)	(331)	(365)	(305)
Unusual items	—	—	—	—	(15)	—	—
Income tax(2)	—	51	(20)	(125)	(335)	(444)	(418)
Net loss/income from continuing operations	405	(3,411)	(33)	145	623	757	972
Net loss/income of spun-off businesses	—	—	—	(77)	(59)	(2)	28
Net loss/income	405	(3,411)	(33)	68	564	755	1,000
Earnings (losses) per share(4)(7)	0.23	(1.95)	(0.02)	0.02	0.30	(8)	0.35	0.46
Earnings (loss) from continuing operations per share(4)(7)(9)	0.23	(1.95)	(0.02)	0.07	0.33	0.35	0.45
U.S. GAAP
Net loss/income(10)	1,043	(3,454)	(1,409)	(23)	201	339	412
Number of shares(11)	1,746,052,429	1,746,052,429	1,746,052,429	2,140,841,663	1,746,052,429	2,140,841,663	2,140,841,663
Earnings (losses)per share(4)(7)(10)	0.60	(1.98)	(0.81)	(0.01)	0.11	(8)	0.16	0.19
BALANCE SHEET DATA:
Argentine GAAP
Cash and current investments	354	399	146	141	(12)	69	855	(12)	363	(13)
Fixed assets	7,342	8,476	9,717	(14)	10,266	9,890	10,435	11,857	(13)
Total assets	8,313	9,628	11,818	14,021	12,259	(12)	14,995	15,473	(13)
Share capital(11)	1,746	1,746	1,746	2,141	1,746	2,141	2,141	(13)
Short-term bank and financial debt	1,982	3,294	2,511	2,874	2,575	3,526	1,639	(13)
Long-term bank and financial debt	2,553	2,963	1,808	1,938	1,872	2,232	4,182	(13)
Total liabilities	5,535	7,218	5,945	(15)	6,521	5,983	(15)	7,563	8,132	(13)
Shareholders’ equity (net assets)	2,778	2,410	5,821	(17)	7,500	6,183	(17)	7,434	(16)	7,338	(13)
Net assets of spun-off business	—	—	—	1,334	—	1,455	—
Unappropriated losses/earnings	(3,145)	(3,513)	(102	)(17)	231	615	(17)	1,301	(16)	1,310
U.S. GAAP
Shareholders’ equity(10)	(1,110)	(2,242)	1,212	3,306	2,771	3,329	3,290
OTHER FINANCIAL DATA:
Argentine GAAP
Cash dividends paid	—	—	329	—	329	658	658
Cash dividends per share:
in pesos	—	—	0.15	(18)	—	0.15	(18)	0.31	0.31
in dollars(19)	—	—	0.07	—	0.07	0.14	0.14
Capital expenditures(20)	141	136	210	136	850	950	896
Depreciation and amortization(21)	1,293	1,386	368	334	1,357	1,532	1,513
CASH FLOW DATA:
Argentine GAAP
Cash flows from continuing operating activities	1,489	1,465	541	(5)	367	1,788	(5)	2,100	2,443
Cash used in continuing investing activities	(141)	(136)	(210)	(136)	(926)	(949)	(837)
Cash used in continuing financing activities	(1,393)	(1,077)	(253	)(5)	(991)	(1,693	)(5)	(138)	(1,186)
Spun-off assets	—	—	—	—	(145)	—	—
Cash flows provided by spun-off businesses	—	—	—	55	162	(492)	(305)
Increase (decrease) in cash and cash equivalents	(45)	252	78	(705)	(814)	521	115

	Twelve-Month Fiscal Year Ended December 31, 2003(1)	Twelve-Month Fiscal Year Ended December 31, 2002(2)	Three-Month Fiscal Year Ended December 31, 2001(2)	Unaudited Three-Month Period Ended December 31, 2000(3)	Twelve-Month Fiscal Year Ended September 30, 2001(2)	Twelve-Month Fiscal Year Ended September 30, 2000(3)	Twelve-Month Fiscal Year Ended September 30, 1999(3)
	(in million of pesos except for per share amounts, share capital and operating information or as otherwise indicated; Argentine GAAP financial data is restated for inflation until February 28, 2003)
OPERATING INFORMATION: (unaudited)
Lines installed	4,570,739	4,561,447	4,555,122	4,472,821	4,535,112	4,389,094	4,162,244
Lines in service	4,168,825	4,182,277	4,321,020	4,138,371	4,294,317	4,090,174	3,779,686
Lines in service per 100 inhabitants (Southern Region)(22)	24.40	24.70	25.80	24.90	25.60	24.60	22.96
Number of employees	8,736	8,998	9,410	9,856	9,680	9,984	10,186
Lines in service per employee	477.2	464.8	459.2	419.9	443.6	409.7	371.7
Digitalization	100%	100%	100%	100%	100%	100%	100%

(1)	We have supplementally provided a summary of our consolidated balance sheet and our consolidated results of operations data according to generally accepted accounting principles for the fiscal year ended December 31, 2003 after applying Resolution CD No. 190/03 of CPCECABA to present the effect of the variation in the wholesale price index for the period March through September 2003 below:

Balance Sheet:
Current assets	746
Noncurrent assets	7,416

Total assets	8,162
Current liabilities	2,629
Noncurrent liabilities	2,905

Total liabilities	5,534
Shareholders’ equity:
Capital Stock, reserves and Unappropriated losses of prior years	2,323
Net income(a)	305

Total Shareholders’ Equity	2,628

(a)	The effect on income arising from applying the above-mentioned resolution was principally reflected in the financial results.

(2)	The adjustments computed in the financial statements for the application of the new accounting principles effective in Argentina, which relate to the application of the deferred income tax method and related effects in the spun-off business are as follows:

Consolidated Statement of Operations

	Twelve-Month Fiscal Year ended December 31, 2002	Three-Month Fiscal Year Ended December 31, 2001	Twelve-Month Fiscal Year Ended September 30, 2001
Income Tax	51	45	39
Income / (loss) of spun-off businesses	—	—	31
Net income (loss) for the year/period	51	45	70

Consolidated Balance Sheets:

	Twelve-Month Fiscal Year Ended December 31, 2002	Three-Month Fiscal Year Ended December 31, 2001	Twelve-Month Fiscal Year Ended September 30, 2001
Assets / (Liabilities)
Liabilities – Taxes payable	—	(51)	(96)

Shareholders’ equity:

	Twelve-Month Fiscal Year Ended December 31, 2002	Three-Month Fiscal Year Ended December 31, 2001	Twelve-Month Fiscal Year Ended September 30, 2001
Increase / (decrease)
Balance at the beginning of the year/period	(51)	(96)	(116)
Effect of Telefónica’s spun-off businesses	—	—	(50)
Net income (loss) for the year/period	51	45	70

Total	—	(51)	(96)

(3)	Figures do not include the effects of the new accounting principles. See Note 2.3 of the Consolidated Annual Financial Statements.

(4)	See Note 2.1 to the Consolidated Annual Financial Statements for the basis of presentation of consolidated income statement amounts and presentation of financial information elsewhere in this document.

(5)	Amounts have not been restated to reflect the effect of new accounting principles.

(6)	Includes depreciation and amortization.

(7)	Diluted earnings per share is the same as earnings per share, as there are no outstanding dilutive securities.

(8)	Calculated based on the weighted average number of shares outstanding during the year, taking into consideration the cancellation of 394,789,234 Class B Shares. See Note 1.2 to the Consolidated Annual Financial Statements.

(9)	Unaudited.

(10)	Nominal amounts.

(11)	The Reorganization Transactions had the effect of reducing our capital stock by 394,789,234 class B ordinary shares (the “Class B Shares”). Share capital at Ps.1.00 per share is shown rounded to the nearest Ps.1 million.

(12)	Net of Ps.37 million and Ps.28 million (in pesos restated for inflation until February 28, 2003) corresponding to the spun-off business on December 31, 2000 and September 30, 2000.

(13)	Figures have not been restated to reflect of the Reorganization Transaction. See Item 4: “Information on the Company—Our History and Development—Our Reorganization.”

(14)	Net of Ps.4 million transferred to inventories.

(15)	As of December 31, 2001 and September 30, 2001, total liabilities after the effect of new accounting principles could amount to Ps.5,996 and Ps.6,079 respectively.

(16)	Modified balances of Shareholders equity (net assets) and unappropriated losses/earnings by the effects of new accounting principles at the beginning of fiscal year ended September 30, 2001, amounted to Ps.7,318 and Ps.1,185, respectively.

(17)	The balances were modified to reflect the effects of the new accounting principles of Ps.51 and Ps.96 million for the three-month fiscal year ended December 31, 2001 and the fiscal year ended September 30, 2001.

(18)	Dividends per share were computed based on the number of shares outstanding before the capital stock reduction, since the related share exchange had not yet been completed as of the distribution date. See Note 1.2 to the Consolidated Annual Financial Statements.

(19)	Cash dividends per share in U.S. dollars are translated into U.S. dollars from pesos using the exchange rate as of each payment date.

(20)	Net of Ps.657 million, Ps.181 million, Ps.40 million, Ps.41 million and Ps.15 million financed by trade, bank and financial payables for the fiscal years ended September 30 1999, 2000 and 2001, the three month period ended December 31, 2000 and the fiscal year ended December 31, 2002 respectively (in pesos restated for inflation until February 28, 2003), net of Ps.45 million financed by trade payables for the fiscal year ended December 31, 2003 and for the fiscal year ended December 31, 2002, net of Ps.29 million of capitalized exchange difference.

(21)	Excludes amortization of deferred financing costs. Consolidated on the basis of presentation of consolidated income statement amounts. See Note 2.5 to the Consolidated Annual Financial Statements.

(22)	Southern Region is defined in Item 4: “Information on the Company—Our History and Development—Privatization of Argentina’s Telecommunications System”. As of December 31, 2003, there were approximately 17 million inhabitants in the Southern Region. Source: INDEC.

Exchange Rate Information

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of U.S. dollars expressed in nominal pesos per U.S. dollar. On April 12, 2004, the peso/U.S. dollar exchange rate was Ps.2.81 to U.S.$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for pesos.

Nominal Exchange Rates

	Exchange Rate
	High(1)	Low(2)	Average(3)	Period End
Year Ended December 31, 1999	1.00	1.00	1.00	1.00
Year Ended December 31, 2000	1.00	1.00	1.00	1.00
Year Ended December 31, 2001(4)	1.00	1.00	1.00	N/A
Year Ended December 31, 2002(4)	3.90	1.70	3.15	3.37
Year Ended December 31, 2003	3.35	2.76	2.95	2.93
Month Ended October 31, 2003	2.91	2.84	2.86	2.87
Month Ended November 30, 2003	2.99	2.85	2.89	2.99
Month Ended December 31, 2003	2.98	2.93	2.96	2.93
Month Ended January 31, 2004	2.95	2.85	2.89	2.93
Month Ended February 29, 2004	2.96	2.92	2.93	2.92
Month Ended March 31, 2004	2.93	2.86	2.90	2.86
Period Ended April 12, 2004	2.85	2.80	2.83	2.81

(1)	The high rate shown was the highest month-end rate during the year or any shorter period, as noted.

(2)	The low rate shown was the lowest month-end rate during the year or any shorter period, as noted.

(3)	Average of the daily closing rate for year-end, month-end or period-end rates, as noted.

(4)	From December 24, 2001 through January 10, 2002, Banco Nación did not publish an official exchange rate due to governmental suspension of the exchange market.

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

Risks Relating to the Economic Crisis in Argentina

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

Beginning in December 2001, the Argentine government implemented a number of monetary and currency-exchange control measures that included restrictions on the free disposition of funds deposited with banks and tight restrictions on the transfer of funds abroad, with certain exceptions for transfers related to foreign trade and other authorized transactions, which were generally subject to prior approval by the Central Bank, most of which as of the date of this Annual Report are no longer applicable in connection with repayments made to foreign creditors. In December 2001, the Argentine government declared an official default on Argentina’s foreign debt payments. On January 7, 2002, the Argentine Congress enacted the Public Emergency Law, which introduced dramatic changes to Argentina’s economic model and amended the currency board that had pegged, statutorily, the peso at parity with the U.S. dollar since the enactment of the Convertibility Law in 1991. The Public Emergency Law empowered the Federal Executive Branch of Argentina to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis, such as determining the rate at which the peso was to be exchanged into foreign currencies. Since January 1, 2002, the Argentine government has implemented measures, whether by decrees, Central Bank regulation or legislation passed by the Argentine Congress, attempting to address the effects of amending the Convertibility Law, recovering access to financing, reducing government spending, restoring liquidity to the financial system, reducing unemployment, and generally stimulating the economy.

As detailed below, the Argentine economy has experienced a severe recession and political and economic crisis, and the abandonment of the peso/U.S. dollar parity has led to significant devaluation of the peso against major international currencies. Argentine government actions concerning the economic policy, including with respect to inflation, interest rates, price controls, foreign exchange controls and taxes, have had and may continue to have a material adverse effect on private sector entities including us. Although some economic indicators of the Argentine economy stabilized in 2003, we cannot provide any assurance that future economic, social and political developments in Argentina, over which we have no control, will not further impair our business, financial condition, or results of operations or impair our ability to make payments of principal and/or interest on our outstanding indebtedness. The macroeconomic situation in Argentina and the actions taken by the Argentine government pursuant to the Public Emergency Law, which was extended until December 10, 2004, will continue to affect us.

The economic and political instability resulted in a severe recession in 2002, which has not been offset yet by the recovery that has begun in 2003.

By the second half of 1998, the Argentine economy entered into a recession that caused the real gross domestic product (“GDP”) to decrease by 3.4% in 1999. Following his election in October 1999, President Fernando De la Rúa was confronted with the challenges of dealing with Argentina’s enduring recession and obtaining political consensus on critical issues related to the economy, public sector spending, legal reforms and social programs. However, real GDP contracted by 0.8% in 2000 and by 4.4% in 2001. As the recession caused tax revenues to drop, the public sector relied increasingly on financing from local and, to a lesser extent, foreign banks, effectively foreclosing private sector companies from bank financing. As the public sector’s creditworthiness deteriorated, interest rates reached record highs, bringing the economy to a virtual standstill. The lack of confidence in the country’s economic future and its ability to sustain the peso’s parity with the U.S. dollar led to massive withdrawals of deposits and capital outflows.

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

During Duhalde’s administration, there were undertaken a number of initiatives, including:

•	ratifying the suspension of payment of certain of Argentina’s sovereign debt declared by interim President Rodríguez Saá;

•	amending the Convertibility Law, with the resulting devaluation and volatility of the peso;

•	converting certain U.S. dollar-denominated loans from financial institutions into peso-denominated debts (“pesification”) at a one-to-one exchange rate plus an adjustment for variations in consumer prices (Coeficiente de Estabilización de Referencia, “CER”) or in salaries (Coeficiente de Variación Salarial, “CVS”) and U.S. dollar-denominated bank deposits into peso-denominated bank deposits at an exchange rate of Ps.1.40 per U.S.$1.00, as adjusted by CER;

•	converting most U.S. dollar-denominated obligations with non-financial institutions into peso-denominated obligations, at a one-to-one exchange rate, plus an adjustment by CER or CVS, as the case may be, plus an equitable adjustment, in certain cases;

•	restructuring the maturity and interest rates on bank deposits and maintaining restrictions on bank withdrawals;

•	enacting an amendment to the Central Bank’s charter to (1) allow it to print currency in excess of the amount of foreign reserves it holds, (2) make short-term advances to the federal government and (3) provide financial assistance to financial institutions with liquidity constraints or solvency problems;

•	converting public service tariffs, including those of telephone services, which had been established in U.S. dollars, into pesos at a one-to-one exchange rate;

•	freezing public service tariffs, including those of telephone services, and not permitting indexing of any kind;

•	authorizing the federal government to renegotiate public service tariffs on a case-by-case basis;

•	imposing restrictions on transfers of funds abroad subject to certain exceptions, most of which have been lifted; and

•	requiring the deposit into the Argentine financial system of foreign currency earned from exports, subject to certain exceptions.

Commercial and financial activities were virtually paralyzed in 2002, further aggravating the economic recession that precipitated the above-mentioned crisis.

The recession in 2002, including a 10.9% decrease in real GDP, high unemployment that preceded and that followed the devaluation of the peso and high inflation has led to a reduction of wages in real terms and of disposable income and has resulted in changes in consumer behavior across all class sectors of the Argentine population. Such effects have resulted and may continue to result in a decrease in the number of clients, the use of our services and the type of products and services demanded, with a possible corresponding reduction in our revenues. See “–Factors Related to Us—Our revenues have been and may continue to be adversely affected by a decrease in the number of customers and usage of our services in the past two years.”

Néstor Kirchner became the president of Argentina on May 25, 2003. Some economic indicators of Argentina began to stabilize in 2003: (i) real GDP growth during 2003 was 8.7% (Source: INDEC), (ii) inflation has also stabilized and (iii) the peso has strengthened versus the U.S. dollar. As of December 31, 2003, the exchange rate was Ps.2.93 per U.S. dollar compared to Ps.3.37 per U.S. dollar as of December 31, 2002. Notwithstanding this stabilization, the Argentine economic and social situation have quickly deteriorated in the past, and may quickly deteriorate in the future, and we cannot assure you if, or when, the Argentine economy will begin a sustained growth.

The prolonged default on Argentina’s public debt and the tightening in the relationship between the international financial community and the Argentine government may impose difficulties on any attempts to solve the problem of Argentina’s outstanding debt.

Argentina’s ability to stimulate sustained economic growth, appease social unrest and repay its debt may depend on external financial assistance.

Due to failure to meet fiscal deficit targets, including those for the fourth quarter of 2001, on December 5, 2001, the International Monetary Fund (“IMF”) suspended further disbursements. On December 23, 2001, interim President Rodríguez Saá declared the suspension of debt payments on approximately U.S.$65.4 billion of Argentina’s sovereign debt total of approximately U.S.$144.5 billion as of December 31, 2001. Consequently, the principal international rating agencies downgraded the rating of Argentina’s sovereign debt to default.

On January 24, 2003, the IMF approved an eight-month Stand-by Credit Facility for Argentina of approximately U.S.$ 3.0 billion that was designed to provide transitional financial support through the period ending August 31, 2003, which replaces Argentina’s prior arrangements with the IMF. In September 2003, after the expiration of this transitional agreement, a long-term agreement was executed for the 2003-2006 period which implied the refinancing of liabilities for U.S.$21.1 billion and the establishment of a series of quantitative and qualitative conditions to be met by the Argentine government, in principle for the 2003-2004 period, including the renegotiation of the public debt in default, the tax reform, the compensation to the financial system and the adjustment of utility rates, among others.

Under the agreement, the conditions are reviewed every three months. The first and second reviews were approved in January 2004 and March 2004, respectively. Nevertheless, the main points of disagreement are the little progress made by the government in connection with the public debt restructuring, the wide rejection of the possible conditions for the proposed exchange and fiscal effort initially disclosed in September 2003.

The Argentine government’s lack of resolution vis-à-vis the international financial community raises continuous doubts on the possibilities of obtaining long-term financing by the Argentine economy, both in the public and private sectors.

On March 17, 2004 a Decree was published in the Official Gazette that provided for the creation of a syndicate of commercial banks to act as dealer managers for the restructuring of the government securities, in accordance with the commitment recently made to the IMF. The members are Merrill Lynch, UBS Investment Bank and Barclays Capital for the international offering, and BBVA Banco Francés, Banco Galicia y Buenos Aires and Banco Nación for the domestic offering.

The Argentine financial system is gradually recovering, but depends on the reversion of the current negative operating margin of financial institutions and on the government’s compensation to prevent future collapses that would frustrate economic growth.

During the second half of 2001, a significant amount of deposits was withdrawn from financial institutions as a result of increasing political instability and uncertainty resulting in a run on the U.S. dollar reserves of local banks. To stop such run, on December 1, 2001, the De la Rúa administration restricted the amount of cash that account holders could withdraw from banks and introduced exchange controls restricting capital outflows. Although many of these restrictions, known as the “corralito”, are no longer in place, the Duhalde administration subsequently implemented a schedule, known as the “corralón”, which stated how and when money in savings and checking accounts and time deposits would become available, in an attempt to stop the continuing drain on bank reserves.

On February 4, 2002, pursuant to Emergency Decree No. 214/02, the Argentine government converted all foreign- currency denominated bank deposits into peso-denominated bank deposits at the exchange rate of Ps.1.40 per U.S. dollar plus an adjustment to CER plus an interest rate of 2%. The Argentine government also announced the conversion of most U.S. dollar-denominated debts with Argentine financial institutions into peso-denominated debts at a one-to-one exchange rate to be adjusted pursuant to the CER. In March 2002, the Argentine government issued Decree No. 762/02 by which it replaced the CER, for certain debts, with the CVS. Since January 2002, the Central Bank has been forced to grant substantial financial aid to most of the banks in the Argentine financial system. The corralito, the corralón and certain other measures, to a significant extent, shielded banks from a further massive withdrawal of deposits, but they also led to the paralysis of virtually all commercial and financial activities, diminished spending and greatly increased social unrest, exacerbating the already severe recession.

Through Decree 739/03 dated March 28, 2003 the Argentine government made an attempt to eliminate the corralón by giving depositors the option to be reimbursed pursuant to a schedule for their deposits in pesos which were originally denominated in U.S. dollars, at a Ps.1.40 per U.S.$1.00 exchange rate, plus an adjustment to CER and accrued interest, and to receive a 10-year U.S. dollar denominated bond to be issued by the Argentine government to cover the difference between the amount in pesos to be received by the depositors and the face amount of the original deposit made in U.S. dollars at the exchange rate applicable on April 1, 2003, which was Ps.2.96 per U.S. dollar.

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

The relative stability of the exchange rate and inflation in Argentina and higher confidence as compared to the 2001-2002 period have allowed a gradual accumulation of deposits. However, interest rates have dropped for certain periods of time, even at negative levels in real terms, due to the high liquidity levels of financial institutions since there has been no increase in loans granted by these institutions. As a consequence, the risks related to the Argentine financial system are no longer due to liquidity problems but are due to its solvency and profitability. If the relationship between the supply and the demand of credit remains weak and due to problems of profitability, then the probability of collapse of financial institutions (as a consequence of operating with negative margins during an extended period of time) would be high. Thus, the size of the Argentine financial market and the ability of private companies to obtain financing could be reduced.

Also, the pending compensation from the government to the financial system (for the asymmetric pesification of deposits and loans) and an increase in lending by the financial institutions to the private sector, both of which will improve the solvency and profitability of commercial banks, might be necessary in order to prevent future collapses of the local system that could hold back the current pace of recovery of the Argentine economy. Such a collapse and its effect on consumers would also have a material and adverse effect on us, including lower usage of our services and a higher level of delinquent and uncollectible accounts.

Notwithstanding the existence of high liquidity levels of financial institutions, we cannot assume that companies, like us, with foreign currency denominated external indebtedness will obtain sufficient funds to refinance their debt.

The devaluation of the Argentine peso, the pesification and freezing of our tariffs, and the macroeconomic conditions prevailing in Argentina, have had, and may continue to have, a material adverse effect on our results of operations and financial condition.

The Argentine government’s economic policies and any future decrease in the value of the peso against the U.S. dollar could adversely affect our financial condition and results of operations. The peso has been subject to large devaluations in the past and may be subject to significant fluctuations in the future.

The Public Emergency Law put an end to ten years of U.S. dollar-peso parity (Ps.1.00 per U.S. $1.00) and authorized the Argentine government to set the exchange rate. After devaluing the peso, the Argentine government initially established a dual exchange rate of Ps.1.40 per U.S. dollar for certain transactions and a free-floating rate for all other transactions. This dual system was later eliminated in favor of a single free-floating exchange rate for all transactions. Since the devaluation of the peso, the peso has fluctuated significantly, causing the Central Bank to intervene in the market to support the value of the peso by selling U.S. dollars and, lately, by buying U.S. dollars. As of April 12, 2004, the exchange rate was Ps.2.81 per U.S. dollar; however, it reached Ps.3.90 per dollar as of June 25, 2002.

We cannot assure you that future polices to be adopted by the Argentine government will be able to control the value of the peso and therefore, the peso could be subject to significant fluctuations and depreciations in the future, which could materially and adversely affect our financial conditions and results of operations. As most of the Argentine government’s financial liabilities are U.S. dollar-denominated, there has been an increase in the amount in pesos of the Argentine government’s total debt as a result of the devaluation. Peso-denominated tax revenues constitute the majority of its tax receipts and, due to inflation, tax revenues have increased in nominal terms, but have decreased in U.S. dollar terms due to devaluation. Therefore, the government’s ability to honor its foreign debt obligations has been materially and adversely affected by the devaluation of the peso.

We realize substantially all of our revenues in Argentina in pesos and, as a result, the devaluation of the peso in 2002 and the pesification and freezing of our tariffs have had a material adverse effect on our earnings, because our indebtedness is largely denominated in foreign currency and therefore the devaluation has significantly increased our debt in peso terms. In addition, some portion of our expenses, including capital expenditures, is also denominated in foreign currency. Furthermore, the devaluation of the peso has had a material adverse effect on our financial condition, as our largely peso-denominated assets have depreciated accordingly against our largely foreign currency-denominated indebtedness. Any further depreciation of the peso against the U.S. dollar will correspondingly increase the amount of our bank and financial debt in pesos, with further adverse effects on our results of operations and financial condition. As of December 31, 2003, our consolidated bank and financial debt in foreign currency was the equivalent of U.S.$1,543 million.

Given the economic and political uncertainties in Argentina, it is impossible to predict whether, and to what extent, the value of the peso may further depreciate or appreciate against the U.S. dollar and how those uncertainties will affect consumption of telephone services. Moreover, we cannot predict whether the Argentine government will further modify its monetary policy and, if so, what impact these changes could have on our results of operations and financial condition.

The Argentine economy may experience significant inflation and a substantial part of our revenues is not currently subject to indexing.

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

There is considerable concern that if the Central Bank prints currency to finance public sector spending or assist financial institutions in distress, significant inflation could result. During 2002, the Argentine consumer price index increased 41% and the wholesale price index increased 118%. During 2003 the Argentine consumer price index increased by 3.7% and the wholesale price index increased by 2.0%. In the past, inflation materially undermined the

Argentine economy and the Argentine government’s ability to create conditions that would permit growth. Although in 2003 there was a slowdown in the inflation indexes, we cannot assure you that this situation will remain the same.

We derive our revenues from monthly basic charges, measured service charges and other charges. Prior to the enactment of the Public Emergency Law, those revenues were linked to a rate per unit of usage expressed in U.S. dollars and we also had the right to adjust that rate semiannually in accordance with variations in the U.S. consumer price index. Currently, however, the Public Emergency Law provides that, in agreements executed by the federal government under public law regulations, including those related to public works and services, which includes the telecommunications services offered by us, indexation clauses based on foreign currency price indices or any other indexation mechanism are annulled. In this regard, the law sets forth that the prices and rates resulting from such provisions be established in pesos at a rate of Ps.1.00 per U.S.$1.00. Any further inflation will result in further decreases in our revenues in real terms and will adversely affect our results of operations, provided that our tariffs do not keep pace with inflation. We are in the process of renegotiating our tariffs with the Argentine government, which began in early 2002. We cannot give you any assurance that the outcome of these negotiations will be favorable to us. The amount booked in fixed assets corresponding to our telecommunication business depends on the effect that the outcome of the tariff renegotiation with the Argentine government may have on our economic and financial equation. See “—Factors Related to Us—In January 2002, the Argentine government pesified and froze our tariffs and the current renegotiation of our tariffs may result in new tariffs that may have a material adverse impact on our future financial position. We may not have future results of operations necessary to permit recoverability of our assets and, as a result, the value of our assets may be negatively affected.”

Moreover, any further inflation could result in further increases in our expenses, including capital expenditures. The current mismatch between the variables determining revenues and expenses has affected and may continue to affect materially our results of operations.

Future exchange controls may prevent us from servicing our foreign currency-denominated debt obligations.

Since early December 2001, the Argentine authorities implemented a number of monetary and currency exchange control measures that included restrictions on the withdrawal of funds deposited with banks and tight restrictions on transfers abroad. Most restrictions in connection with repayments to foreign creditors have been lifted. These regulations have been changing constantly since they were first promulgated and we cannot assure you that they will not be put in place again and if they are, whether they will be made stricter than they were before.

Factors Related to Us

The effects on us of the macroeconomic situation in Argentina and of the changes to regulations mentioned elsewhere have given rise to conditions that raise substantial doubt as to our ability to remain as a going concern.

Our Consolidated Annual Financial Statements contain an uncertainty affecting our assumption that we will remain as a going concern, which is whether we will be able to obtain sufficient refinancing or additional credit lines to be able to pay our current debt under the current and future macroeconomic situation of Argentina and our pending tariff renegotiation with the Argentine government.

Our auditors have noted in their Audit Report that the potential result of the issue listed above gives rise to substantial doubt about our ability to continue as a going concern. Our financial statements as of December 31, 2003 and 2002 do not include any adjustments or reclassifications that might result from the outcome of this uncertainty.

In January 2002, the Argentine government pesified and froze our tariffs and the current renegotiation of our tariffs may result in new tariffs that may have a material adverse impact on our future financial position. We may not have future results of operations sufficient to permit recoverability of our assets and, as a result, the value of our assets may be negatively affected.

In January 2002, tariffs for basic telephone services and long-distance services, which we charge our customers, were converted to pesos from U.S. dollars and fixed at an exchange rate of Ps.1.00 per U.S.$1.00. Our tariffs were also frozen, as indexation of any kind is not permitted under the Public Emergency Law. The Public Emergency

Law also authorized the Argentine government to renegotiate its contracts related to public works and services. We are currently in negotiations with the Argentine government regarding the rates we may charge in the future. According to the Public Emergency Law, the government must consider the following factors when negotiating the new tariff regime:

•	the effect of these tariffs on the competitiveness of the general economy and in the distribution of income,

•	the quality of the services,

•	the investment plans when such issues are included in the pertinent agreements,

•	consumer protection and accessibility of the services,

•	the security of the systems, and

•	profitability of the company.

The outcome of the tariff renegotiation is uncertain and therefore we cannot assure you that our tariffs that result from the renegotiation will maintain their value in U.S. dollars or constant pesos over time to compensate for any past and future increases in inflation or increases in the Peso/U.S. dollar exchange rates. Inflation in terms of wholesale price index and consumer price index for 2002 and 2003, on an accumulated basis, was 122% and 46%, respectively, and devaluation during that time amounted to 193%. Pursuant to the process established for the renegotiations, we have submitted both an interim request for a tariff increase and a comprehensive proposal regarding our tariff regime within the time period established. We do not know when the renegotiations will be concluded and whether they would be concluded in a manner that will not have a material adverse effect.

On January 23, 2003, the Argentine government issued Emergency Decree No. 120/03 which established that the Argentine government may provide for interim tariff increases or adjustments until the process of renegotiation of public service contracts and licenses required under the Public Emergency Law is completed. On January 29, 2003, the Argentine government issued Decree No. 146/03, which establishes a temporary tariff adjustment for the provision of energy and gas services. However, such measure has been judicially challenged and currently suspended by an injunction. We have requested the interim adjustment of our tariffs, but no decision has been reached on such issue. We cannot assure you that we will obtain the temporary adjustment of our tariffs, or even if we obtain it, we cannot assure you that such adjustment will not be judicially challenged. Pursuant to Resolution 93/04 issued on February 16, 2004, the Secretary of Energy established energy service tariff adjustments applicable for small industries, medium-sized businesses, large industries and big commercial centers. These tariff increases are not applicable to family houses and small businesses. The tariff increases are from 15% up to 35% depending on the customer to whom the increase is applied. In addition, Decree 181/2004 established tariff adjustments for gas services applicable for industrial and heavy customers of 14% to 25%.

On July 3, 2003, through Decree No. 311/03, a Renegotiation and Analysis of Public Utility Agreements Commission was created, which is to be headed by the Minister of Economy and the Minister of Production, National Planning, Public Investment and Services. Such Commission will be in charge of the renegotiation of the tariffs through the Renegotiation of Public Works and Services Agreements Committee created by Decree No. 293/02.

On October 21, 2003 Law No. 25,790 became effective, extending the term for the renegotiation of the agreements for public works and utilities until December 31, 2004. The National Executive Power is responsible for submitting the proposals to the Argentine Congress, which will have to approve such proposals within 60 calendar days counted from its receipt. In the event such period expired without Congress having reached a decision, the proposal shall be deemed accepted. If the proposal is rejected, the National Executive Power shall resume the process of renegotiating the relevant agreements.

We have stated in Notes 1.1, 2.4.g, 2.4.k and 11.1 to our Consolidated Annual Financial Statements that the relationship between variables determining revenues and expenses is currently mismatched as a result of the pesification and freezing of our tariffs in the context of a potentially inflationary economy and may continue to be mismatched depending upon the outcome of our pending tariff renegotiation with the Argentine government. Our tariff renegotiation proposal attempts to achieve the relationship between variables determining revenues and costs, i.e., the “economic and financial equation”, contemplated in the Transfer Contract. Consequently, whether the recorded amount in fixed assets corresponding to our telecommunications business and the minimum presumed income tax credit, totaling Ps.7,329 million and Ps.85 million, respectively, are fully recoverable, depends on the effect that the outcome of the tariff renegotiation with the Argentine government may have on our economic and financial equation. Also, future negative economic developments may result in the adoption of further measures by the Argentine government, including changes to measures already adopted. We cannot assure you what effect these developments and measures may have on the value of our assets or our economic and financial equation.

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

The deterioration of the Argentine economy and the pesification and freezing of our tariffs described above have made it difficult for us to access the capital markets or obtain new third-party financings in amounts sufficient to enable us, together with internally generated funds, to meet our short-term debt obligations. We have a substantial amount of short-term indebtedness, including debt owed to Telefónica Internacional S.A. (“Telefónica Internacional”), that raise substantial doubt regarding our ability to remain as a going concern.

In light of the combination of macroeconomic and regulatory developments that occurred in Argentina mainly during 2002, and the negative impact those events had on our financial condition, we cannot assure we will be able to access the capital markets, and third-party financing sources, both domestically and internationally, in amounts sufficient to enable us to meet our short-term debt obligations. Furthermore, we are unable to determine whether the current macroeconomic environment in Argentina will worsen in the short-term and further harm our ability to meet our current and future debt obligations.

As of December 31, 2003, we had Ps.1,982 million (equivalent to U.S.$676 million) of short-term debt obligations, of which Ps.1,576 million (U.S.$538 million) was owed to Telefónica Internacional, a wholly owned subsidiary of Telefónica (our ultimate parent company).

Our debt to Telefónica Internacional matures through August 2004, subject to Telefónica Internacional’s right to immediately accelerate such indebtedness if, among other things:

•	there are changes in our equity or our economic and financial situation that, due to their adverse nature, may adversely affect our ability to comply with our obligations under the loan agreements, including our ability to pay interest, and

•	proceedings are commenced against us which may result in an auction or attachment of an amount which is greater than a certain percentage of our shareholders’ equity.

Telefónica Internacional has advised us in writing that it has waived these acceleration conditions until September 20, 2004 and will not accelerate our debt on the basis of the effects of the Public Emergency Law. Notwithstanding this waiver, Telefónica Internacional is under no obligation to continue rolling over our debt when it becomes due and it has the ability to assign the debt to third parties without our consent. If it were not to continue to roll over such debt, we would not have the ability to repay or refinance this short-term indebtedness at maturity.

We have outstanding as of December 31, 2003 the following short-term indebtedness:

•	U.S.$79 million of 11.875% Notes due November 2004 (in the first quarter of 2004, we purchased and canceled U.S.$23 million of such notes);

•	banks and other financial institutions financing totaling the equivalent of U.S.$41 million; and

•	U.S.$538 million in intercompany loans owed to Telefónica Internacional due through August 2004.

We have outstanding as of December 31, 2003 the following long-term indebtedness:

•	9.875% Notes due 2006 totaling U.S.$71.4 million;

•	9.125% Notes due 2008 totaling U.S.$125.6 million;

•	11.875% Notes due 2007 totaling U.S.$189.7 million;

•	9.125% Notes due 2010 totaling U.S.$220 million;

•	8.85% Notes due 2011 totaling U.S.$148.1 million;

•	10.375% Notes due 2011 totaling Ps.0.1 million convertible into U.S. dollars in August 2004; and

•	banks and other financial institutions financing totaling the equivalent of U.S.$116 million.

Should no financing alternatives be available to us or should we not succeed in obtaining refinancing, we would not have sufficient funds available to meet our current financial liabilities payable to domestic and international creditors (including those disclosed as current on the balance sheet as of December 31, 2003 and such noncurrent financial liabilities that would turn into current liabilities if creditors claimed a default). We cannot assure you as of the date of this Annual Report that we will be successful in refinancing our liabilities and remain as a going concern. See “—The effects on us of the macroeconomic situation in Argentina and of the changes to regulations mentioned elsewhere have given rise to conditions that raise substantial doubt as to our ability to remain as a going concern”.

Our revenues have been and may continue to be adversely affected by a decrease in the number of our customers and usage of our services in the past two years.

Our revenues depend on our ability to retain customers. However, the recession in 2002, unemployment and underemployment, coupled with the rise of inflation in 2002, have led to a reduction of wages in real terms and a reduction of disposable income of all class sectors of the Argentine population, which resulted in a decrease in the number of customers that use our services and in a reduction of usage per telephone line. For example, since December 31, 2001, our lines in service were further reduced by approximately 152,000 lines with a decrease in the domestic long-distance service of approximately 2% and in the international long-distance service of approximately 37%. This reduction in lines in service and usage of our services had a consequent reduction in our revenues and cash inflows. In addition, we cannot assure you that further reductions in demand for our service will not take place, further negatively affecting our cash flow and revenues. Although we experienced a partial recovery in 2003, we cannot assume that this pace can be sustained in the future.

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

The Spanish telecommunications company Telefónica, through affiliates including Cointel, beneficially owns 98% of our capital stock. Cointel, which is almost 100% beneficially owned by Telefónica, owns 64.8% of our capital stock and, therefore, controls us and can determine the outcome of any action requiring shareholder approval. Actions within the control of Telefónica and its affiliates include the election of the Board of Directors and, subject to the requirements of Argentine laws, the payment of dividends. Our day-to-day management and operations are the responsibility of Telefónica, as the operator under a management contract (the “Management Contract”) entered into between us and Telefónica (formerly Telefónica de España S.A.) in connection with our privatization in 1990. Affiliates of Telefónica are also involved in other investments and operations in the Argentine communications and media sector, some of which may involve or affect us.

The interests of Telefónica and Cointel as our equity investors may conflict with the interests of the holders of our debt or shares. Moreover, Telefónica Internacional has made substantial extensions of credit to us and represents our largest creditor. As of December 31, 2003, we owed approximately U.S.$538 million of consolidated short-term debt to Telefónica Internacional. As of December 31, 2003 Cointel owed approximately U.S.$155 million in unconsolidated short-term intercompany loans with Telefónica Internacional, not including U.S.$170 million and Ps.32 million (including accrued interest) of its 8.85% and 10.375% Notes due 2004 held by Telefónica Internacional, respectively. The interests of Telefónica Internacional as our creditor and the creditor of Cointel may conflict with the interests of the unaffiliated holders of our debt or shares. All of the intercompany loans made to us and Cointel are short-term in nature and as a result, Telefónica Internacional has the legal right to cause us to pay it in full prior to the time we are required to make scheduled payments on our long-term third-party debt obligations. Furthermore, Telefónica Internacional may assign its rights under the loans without our consent. If Telefónica Internacional, or any assignee, as applicable, were to demand payment in respect of all of our short-term debt, it would have a material adverse effect on our ability to pay our remaining debt obligations as they come due. As a result, the claims under the intercompany loans may, as a practical matter, enjoy payment priority over claims of any other long-term debt. We cannot assure you that Telefónica or its affiliates will provide us with additional intercompany financing support or continue to roll over existing financing.

Apart from requirements of Argentine law that dividends must be paid out of net earned profits arising from an approved financial statement, there are currently no contractual restrictions on our ability to pay dividends. Under Argentine law we will be able to resume paying dividends when we have new gains and our legal reserve is restored with liquid and realized profits as required by law, to the level that is equal to the percentage of share capital prior to the absorption of losses. Telefónica, through Cointel, may exercise its control over our ability to pay dividends (subject to requirements of Argentine law) or to increase the amount or frequency of dividend payments in order to fund expenditures or distributions by Cointel or for other purposes, including the repayment of debt to related or unrelated parties. As a result, Telefónica through Cointel has the legal right and voting power to cause us to pay cash dividends to our shareholders in amounts and at times that may not be in the interests of our creditors.

Conflicts of interest between us, Telefónica and other of our affiliates may also arise in connection with the negotiation and performance of duties and the payment of fees under the Management Contract, as well as in connection with other business activities. Telefónica, through affiliates, also has joint and separate investments in the communications and media sector in Argentina, including mobile cellular and PCS services following the effectiveness of the spin-off of our wireless services business and data transmission business. These businesses’ operations became controlled by Telefónica Móviles, S.A. (“Telefónica Móviles”) and Telefónica DataCorp S.A., respectively, each of which is a subsidiary of Telefónica and independent of us. In some circumstances, our interests may not be aligned with and may perhaps be adverse to the interests of Telefónica or its affiliates with influence over Cointel’s actions. We cannot assure you that Telefónica or its affiliates will not limit or cause us to forego business opportunities that other Telefónica affiliates may pursue, or that the pursuit of opportunities by other affiliates will be in our interest.

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

The effect of the devaluation of the peso and the pesification and freezing of our tariffs have eliminated unappropriated retained earnings and caused us to carry accumulated losses. By the end of the fiscal year ended December 31, 2003, such losses exceeded our reserves, including our reserve for future dividends out of which cash dividends are distributed. As of the date of this Annual Report, according to the Ley de Sociedades Comerciales No. 19,550 (the “Companies Law”), we are unable to distribute dividends until the unappropriated losses are absorbed and we restore our legal reserve with new gains to the level that is equal to the percentage of share capital prior to the absorption of losses.

Access to the Argentine telecommunications market is now fully deregulated and as a result competition could have a material adverse effect on our results of operations.

Since 1999, the Argentine government has issued a number of decrees liberalizing the access to the telecommunications market. As a result, a number of new operators have entered the market, including the southern region of Argentina, where we are the incumbent provider of telecommunications services. The new providers of local, domestic long-distance and international telephone services are now direct competitors of wireline basic telephone service providers. Although as a result of the liberalization we began to offer telephone services in the northern region of Argentina, Telecom Argentina is the incumbent provider of telecommunications services in the northern region. The operators of data transmission networks and other companies providing wireless services (including companies spun off from us), may be our indirect competitors to the extent those services may be substitutes for wireline telephony.

Since the liberalization of access to our market, competition has affected our results of operations as we have lost customers of our long-distance service to Telecom Argentina and other smaller competitors and have had to increase our efforts in order to retain existing customers, to win back the customers we lost and to acquire new customers. We may experience, as a result of the current competitive environment, an additional loss of market share and additional competition in prices to competitors in the southern region of Argentina beyond that which has already taken place since October 1999. We may also experience a loss of market share in the future as a result of the ability of a caller to select a long-distance provider for each call, data or internet providers entering the telecommunications market. In light of the range of regulatory, business and economic uncertainties, as discussed in these “Risk Factors” and elsewhere in this Annual Report, it is difficult for us to predict with meaningful precision and accuracy our future market share in relevant geographic areas and customer segments, the speed with which changes in our market share or prevailing prices for services may occur, or the effects of competition. Those effects could be material and adverse to our overall results of operations and financial condition.

We have a significant number of legal claims against us regarding obligations of our state-owned predecessor, Empresa Nacional de Telecomunicaciones (“ENTeL”); if we were to have to satisfy those claims in full without the benefit of timely and sufficient indemnification, the obligation to do so would represent a significant liability.

As of December 31, 2003, the total amount of claims against us based upon ENTel’s alleged contractual and statutory obligations to former ENTel employees (including accrued interest and legal expenses) was approximately Ps.91 million. Court decisions have followed the precedent set by the Supreme Court of Argentina in the area of joint and several liability in labor matters, under which it upheld the provisions of the Work Contract Law No. 20,744, as amended, and declared a decree derogating portions of that law unconstitutional. In the Transfer Contract, under which ENTel was privatized by selling 60% of its common stock to Cointel, ENTel agreed to indemnify us with respect to such claims. Also, the Argentine government has assumed joint and several liability with ENTel for such indemnity obligations and has authorized us to debit an account of the Argentine government at Banco Nación for any related amount payable by us with respect to such indemnification. We believe that the Argentine government’s indemnification obligations should protect us from any material economic consequences of the employees’ claims. Under Debt Consolidation Law No. 23,982, ENTel and the Argentine government may discharge their indemnity obligations through the issuance of debt instruments such as negotiable 16-year bearer bonds. We have not created any reserve for such claims.

As of December 31, 2003, we had paid Ps.6.8 million in cash for a number of claims. We filed a claim against ENTel on December 16, 1999 seeking indemnification and reimbursement in connection with these payments in satisfaction of the labor claims. Our case has been argued in court; however, no ruling has been issued. If we lose a material portion of the current claims and the Argentine government fails to reimburse us timely and sufficiently for the claims our results of operations may be adversely affected.

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

As of December 31, 2003, approximately 75% of our employees were union members. Unlike our state-owned predecessor, we have not experienced a work stoppage that has had a material effect on our operations. We have reached agreements with the unions over the terms of new collective bargaining agreements. Although our relations with unions are currently stable and constructive, in recent years general labor unrest and related strikes in Argentina have increased in frequency. Strikes or other types of conflict with the unions or unionized personnel may have a material adverse effect on our ability to maintain ordinary service levels or otherwise operate our business in the manner that customers expect. In those circumstances, we might face an immediate loss of revenue. Damage to our reputation might also result, with a potential longer-term negative effect on revenues.

In addition, while maintaining frozen tariffs, the government forced private sector companies to increase salaries of unionized employees, as it did in 2002 and 2003 resulting in an increase in our expenses and a negative impact on our operating income. We were required to increase salaries for unionized workers on an average of Ps.100 per month per employee in 2002, and up to an additional Ps.100 per month per employee through 2003.

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

Introduction

Telefónica de Argentina S.A. is one of the largest companies in Argentina in terms of net revenues. We have a non-expiring license to provide telecommunications services in Argentina. We also provide other telephone-related services such as international long-distance service, data transmission and internet service and, through our subsidiary, publish telephone directories. Our commercial name is Telefónica.

Through September 30, 1999, we provided domestic and international telephony services in the Southern Region (defined below) on an exclusive basis. Commencing in October 1999, the Argentine government implemented a deregulation plan introducing competition into the market. See “—Our History and Development—Deregulation of Argentina’s Telecommunications Sector”.

As of December 31, 2003, our telephone system included approximately 4.2 million lines in service.

A. Our History and Development.

General

We were organized in Argentina as a sociedad anónima on April 23, 1990, under the name Sociedad Licenciataria Sur S.A. for a period of 99 years and registered with the Registro Público de Comercio (the “Public Registry of Commerce”) of Argentina on July 13, 1990. Our present name was registered with the Public Registry of Commerce on December 3, 1990.

Our principal executive office is located at Avenida Ingeniero Huergo 723, (C1107AOH) Buenos Aires, Argentina, and our telephone number is (5411) 4332-2066, facsimile number (5411) 4332-2066, e-mail: invest@telefonica.com.ar, www.telefonica.com.ar.

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

Deregulation also influenced the organization of our then existing subsidiaries and the services that we provided directly and indirectly. Until April 1999, international services had been provided by Telintar, a company previously owned jointly by us and Telecom. The Argentine government provided in Decree No. 264/98 that in order to ensure effective competition at the end of the period of transition to competition in the provision of basic telephone services, we and Telecom would not be able to jointly own businesses. Therefore, Telintar was dissolved, and the assets and liabilities related to Telintar’s business were spun off into two companies, effective May 1, 1999. One successor to Telintar’s operations, Telefónica Larga Distancia de Argentina S.A. (“TLDA”), was merged into us effective October 1, 1999. Telecom owned the other successor, Telecom Internacional S.A., which merged into Telecom effective October 1, 1999. By virtue of these mergers, both we and Telecom now hold licenses to provide international long-distance services, as do other new licensees that have been granted licenses as the telecommunications sector was opened to competition. See “—Business Overview—Competition”.

Prior to increased competition in basic telephone services, we and our subsidiaries had provided cellular services (including personal communications services, or “PCS”) in an environment of limited competition. In contrast, data transmission and internet services were subject to full competition during that time. As discussed below under “Our Reorganization”, we no longer provide the cellular, PCS, international data transmission and consulting services that were rendered by Telefónica Comunicaciones Personales S.A. (“Telefónica Comunicaciones Personales”), Telefónica Data Argentina S.A. (“Telefónica Data”, formerly Advance Telecomunicaciones S.A.) and TYSSA Telecomunicaciones y Sistemas S.A. (“TYSSA”) the latter of which was merged into Telefónica Data as of June 30, 2003.

Telefónica Equity Exchange Offers

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

Our Reorganization

Telefónica, which through its subsidiaries is our controlling shareholder, has completed a reorganization of its global businesses along business lines. In the context of Telefónica’s global reorganization plan, our Board of Directors decided on January 30, 2001 to effect a reorganization of the businesses of our subsidiaries (the “Reorganization Transactions”). The reorganization of those businesses through certain spin-offs and consolidations were implemented through a procedure under Argentine corporate law called escisión-fusión, or spin-off/merger.

On January 25, 2001, Telefónica made capital contributions of our shares to its subsidiaries to effect the Reorganization Transactions:

Recipient Subsidiary	Capital Contribution by Telefónica
Telefónica Móviles	323,050,945 Class B Shares (including 24,920,528 ADSs)
Telefónica DataCorp	63,524,218 Class B Shares (including 5,096,971 ADSs)
Telefónica Internacional	561,133,517 Class B Shares (including 45,023,478 ADSs)

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

Shareholder approval of these transactions was obtained at the special shareholders meeting of March 30, 2001, and, upon registration of these transactions in the Public Registry of Commerce, these transactions became effective on February 1, 2001.

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

In splitting up our business units, we remain primarily a wireline provider of local, domestic long-distance and international telecommunications services, as well as internet service and directory publishing. We continue to be owned by Telefónica indirectly through Cointel, Telefónica Internacional and TIHBV, and no longer have an equity interest in or control over TYSSA (currently merged into Telefónica Data), Telefónica Comunicaciones Personales or Telefónica Data. Telefónica indirectly controls the spun off entities, Móviles Argentina and Telefónica Data, through Telefónica Móviles and Telefónica DataCorp.

B. Business Overview.

We are a licensed supplier of telecommunication services in Argentina.

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

As of December 31, 2003, our telephone system had approximately 4.2 million lines in service, or approximately 24.4 lines in service per 100 inhabitants of the Southern Region. Our consolidated assets were approximately Ps.8,313 million (in pesos restated for inflation until February 28, 2003) and our consolidated net sales revenues were approximately Ps.2,750 million (in pesos restated for inflation until February 28, 2003) for the fiscal year ended on December 31, 2003. Based on historical net revenues, we are one of the largest companies in Argentina. See below “—Revenues”.

Our telephone network includes installed telephones and switchboards, a network of access lines connecting customers to exchanges, trunk lines connecting exchanges and long-distance transmission equipment. The following table provides, as of each indicated year, certain basic information relating to the development of our domestic telephone system as of the dates indicated.

	December 31, 2003	December 31, 2002	December 31, 2001	September 30, 2001	September 30, 2000
Lines installed(1)	4,570,739	4,561,447	4,555,122	4,535,112	4,389,094
Lines in service(1)(2)	4,168,825	4,182,277	4,321,020	4,294,317	4,090,174
Lines in service per 100 inhabitants (Southern Region)	24.4	24.7	25.8	25.6	24.6
Lines in service per employee	477.2	464.8	459.2	443.6	409.7
Total pending applications	22,200	13,764	15,592	20,627	26,152
Percentage of lines connected to digital exchanges	100%	100%	100%	100.0%	100.0%
Public telephones installed	107,529	101,552	122,665	122,063	114,037

(1)	Includes local lines, public lines and digital trunk access in service.
(2)	Excludes presubscribed lines.

As of December 31, 2003, approximately 52% of our lines in service were in the greater Buenos Aires metropolitan area, including 23% of our lines in service that were located within the City of Buenos Aires. Approximately 86% of our lines in service as of December 31, 2003, were residential, with the remainder being professional, commercial and governmental customers.

The services that we provide are generally subject to regulation. The relevant governmental regulatory authorities include the National Communications Commission, the successor to the National Telecommunications Commission (the “Comisión Nacional de Telecomunicaciones”), and the Secretary of Communications (the Secretaría de Comunicaciones), both of which currently regulate and control telecommunications and telephone services in Argentina. This Annual Report sometimes refers to any of the National Communications Commission, the National Telecommunications Commission and the Secretary of Communications as the “Telecommunications Regulatory Authority”. See “—Regulatory Matters” below.

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

Business Strategy

Our short-term strategy has been to continuously adapt our business plans to address the challenges and risks presented by the Argentine economic crisis. Therefore, the short-term strategy focuses on the renegotiation of tariffs, cost controls and efficiency improvements, capital expenditures controls, improvements in working capital and management of cash and liquidity.

During 2002 and 2003 we took certain steps to moderate the effects of the imbalance between changes in revenues and changes in costs caused by the significant increase in the prices of our usual supplies and the cost of technology-related investments usually required by the business that we develop, and the situation affecting service rates as described in “—Regulatory Matters—Rates”. Some of these measures include:

•	Capital expenditures: We have implemented a plan to adapt our capital expenditures rapidly to the changing economic environment. To that end we only concentrated on those projects that are required to maintain the quality of our services in the short-term, generate cash flow in the short-term or which we deem to be high priority.

•

Operating costs reduction: We renegotiated most of our supply contracts. The goals of these renegotiations were to (1) reduce costs (2) reduce, when possible, our exposure to inflation and devaluation, (3) adjust our costs to lower demand for services, (4) reduce the quality of service required to be provided and (5) in some cases, terminate such contracts.

•	Increased collection rates: We have implemented new collection policies for collecting receivables, including disconnection policies tailored to each customer segment, among other initiatives.

•	Increased packages of services offered: We enhanced the relationship with our customers by developing segmentation and different plans to attend to different customers’ needs, principally involving broadband.

•	Cash management and debt renegotiation : We implemented a series of actions to decrease our exchange rate risk on our current assets while managing our main accounts payable. In addition, we restructured a substantive portion of our debt which has resulted in the extension of the maturity profile of our debt.

Although we have adopted these measures to mitigate the effects of changes in our business and certain indicators of the Argentine economy have started to stabilize, our future operating conditions are still uncertain because the current regulatory framework has still not established guidelines that would allow us to assess with a reasonable degree of certainty the effect future rates will have on our economic and financial equation. See Item 3: “Key Information” and “—Regulatory Matters—Rates”.

Our current long-term business strategy is to maintain and enhance our position in Argentina’s competitive telecommunications market, mainly through the enhancement of the quality of the services rendered to our clients. This main objective will be achieved by the introduction of new and high quality products and services to our current and future clients, the introduction of service offerings in new geographic areas, improving and expanding services we currently serve in the market, and our continuous development as a provider of telecommunications services for corporate and residential customers, among others.

In the long-term, we intend to continue to solidify our position as the leading provider of integrated telecommunication business solutions in Argentina by providing a full range of high quality services including voice services, value added services, broad band (“ADSL”), dial-up internet access, and other high-technology products for corporate users through different marketing channels. We also intend to continue to invest substantial resources and efforts into training and personnel development in order to offer better services to our clients, and incentive programs to reduce costs and improve efficiency.

We believe that the implementation of these short and long-term business strategies will continue to have a beneficial effect on the competitiveness of telecommunications activities mitigating the adverse effects of growing competition and Argentina’s economic and political situation.

Revenues

Our revenues are primarily derived from:

•	measured service;

•	domestic long-distance service;

•	monthly basic charges;

•	special services;

•	installation charges;

•	public phones;

•	access charges;

•	international long-distance service;

•	direct lines; and

•	publishing telephone directories.

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

	Telephone Rates
	December 2003	December 2002	September 2001	September 2000	September 1999
	(in pesos)(1)		(in U.S. dollars)
Residential:
Installation charge per line	150	150	150	150	150
Monthly basic charge(2)	13.23	13.23	13.23	13.23	13.03
Pulses/month equivalent	282	282	282	282	282
Commercial:
Installation charge per line	150	150	150	150	150
Monthly basic charge(3)(4)	30.20	30.20	30.20	30.20	36.96
Pulses/month equivalent(4)	644	644	644	644	800
Prices:(5)
Price per pulse (nominal) in pesos	0.0469	0.0469	0.0469	0.0469	0.0462
Price per pulse in U.S.$(6)	0.016	0.0139	0.0469	0.0469	0.0462
Exchange Rate Ps.1.00/U.S.$1.00(6)	2.93	3.37	1.0	1.0	1.0

(1)	As of the enactment of the Public Emergency Law.

(2)	Retirees and pensioners whose consumption is less than 300 pulses per two-month period, as well as residential customers whose consumption is less than 150 pulses per two-month period, have preferential tariffs.

(3)	Monthly basic charge for measured service in an area with more than 200,000 telephones (applies to approximately 55% of our customer base).

(4)	Corresponds to the Province and City of Buenos Aires. For the rest of the Southern Region, monthly basic charges amounted to Ps.33.40 during September 1999, Ps.33.91 during September 2000 and Ps.27.3 during September 2001, December 2002 and 2003. Pulses/month equivalents were Ps.723 for 1999 and 2000, and Ps.582 for 2001, 2002 and 2003.

(5)	Effective November 1, 1991, under the rate agreement, customers were billed in pesos at an exchange rate of the average of the closing bid and offer exchange rates quoted by Banco Nación for wire transfers of U.S. dollars on the day before each bill was prepared. However, the Public Emergency Law, effective as of January 6, 2002, invalidated the clauses contained in contracts with the Argentine government under public law (including the provision of telecommunications services) providing for adjustments based on price indices that are applicable in other countries, as well as any other adjustment method and converted our rates at one peso to one U.S. dollar.

(6)	Banco Nación’s offered rate for the last day of the month for wire transfers of U.S. dollars.

Our principal sources of revenues for the fiscal year ended December 31, 2003 were approximately 29% from local and domestic long-distance measured services, approximately 24% from monthly basic charges, approximately 14% from special services, approximately 12% from access charges, approximately 7% from public phones and approximately 4% from international services.

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

The table below shows our sales revenues broken down by category of service.

	Twelve-Month Fiscal Year December 31, 2003	Twelve-Month Fiscal Year December 31, 2002	Three-Month Fiscal Year December 31, 2001	Three-Month Unaudited Period December 31, 2000	Twelve-Month Fiscal Year September 30, 2001
	(in millions of pesos restated for inflation until February 28, 2003)(1)
Basic telephone service
Measured service	807	922	435	490	1,797
Monthly basic charges(2)	666	823	376	374	1,492
Special services	381	396	161	164	670
Installation charges	32	40	26	31	123
Public phones	180	224	101	117	487
Access charges	323	294	119	186	690
International long-distance service	105	94	75	82	312
Direct lines	83	86	57	55	178
Publishing of telephone directories	64	65	33	9	119
Other	109	116	41	61	286
Total(3)	2,750	3,060	1,424	1,569	6,154

(1)	See “Presentation of Financial Information” in the initial pages of this Annual Report.

(2)	Includes monthly basic charges and charges for supplemental services.

(3)	We accrue our operating revenues for each financial reporting period based on pulses (defined below) and services consumed, whether or not charges for the pulses and services have been billed.

Measured Service

For measured service, we have two different billing cycles, one is a two-month billing cycle and the other is a monthly billing cycle. Approximately 67% of our customers have a two-month billing cycle. Charges for local and domestic long-distance measured service, which vary with the price per unit of usage at the time of the call and the number of units that measure usage (“usage units”) that are tallied during a call. The number of usage units tallied for a particular local call depends upon the day, the time of day and the duration of the call. Historically, the only type of usage unit used to determine charges for local calls had been the “pulse”, a fixed value unit. A pulse is four minutes during off-peak time and two minutes during peak time. Usage for domestic long-distance calls is measured in variable value units denominated in pesos per minute. A “communication unit” serves as the conversion factor that, when multiplied by the then current price per pulse, determines the applicable cost per second of a domestic long-distance call. The conversion value of a communication unit applicable to a particular call varies depending upon distance of the call and the frequency of pulses, according to the type of telecommunications service giving rise to the charges and time of day and day of the week of the call.

Prior to the enactment on January 6, 2002 of the Public Emergency Law, the price per pulse was adjustable on a semiannual basis based on changes in the U.S. consumer price index, and was denominated in U.S. dollars.

We estimate that, for the fiscal years ended December 31, 2003, and 2002 and September 30, 2001, domestic long-distance traffic represented approximately 41%, 40% and 44%, respectively, of all measured service revenues.

Domestic Long-Distance Service

As indicated above, as of the Transfer Date, our domestic long-distance service was provided principally through our microwave network, using analog switching and transmission technology. We converted our microwave network to digital switching and transmission technology. As of December 31, 2003, we had constructed approximately 16,730 kilometers of an optical fiber network, of which 4,962 kilometers are in the Northern Region, for domestic long-distance transmission between major cities and another optical fiber network for transmission between local exchanges.

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

As of December 31, 2003, approximately 59% of our monthly basic charges and measured service revenues were generated by residential customers. The remainder was comprised of professional, commercial and governmental customers.

Special Services

From 2001 to 2003, we significantly increased the offering of value-added services, including (1) supplementary services (e.g., call waiting, call forwarding) provided through digital switches and telephones, (2) special services for companies (e.g., digital links between customers and digital trunk access), (3) other services supported by an intelligent network (e.g., calling cards, toll-free calling, voice messaging, collect calling, internet access and internet traffic), and (4) prepaid cards.

As part of the Reorganization Transactions, Telefónica Data transferred its internet service access operations (including its internet service provider (“ISP”) network and non-corporate ISP customers) to us. Telefónica Data also transferred to us its 80% interest in the Starnet network and its 80% interest in a satellite network. As of December 31, 2003, we provided services to approximately 172,000 noncorporate ISP customers.

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

Public Phones

As of December 31, 2003, we had 107,529 public telephones installed. Of these, 4,759 are public telephones that we installed as of December 31, 2003 in the Northern Region and 102,770 are public telephones installed as of December 31, 2003 in the Southern Region. We charge for each call a measured service and an amount for usage measured by usage units. The majority of the public telephones are operated by third parties who are billed for usage. We provide commissions to individuals and small- to medium-sized companies in the offering of semi-public and public telephone services so as to increase the availability of such services. We have installed modular telephones that permit placing local, domestic long-distance, and international calls by direct dialing. These modular telephones are connected to a centralized information management system. In addition, they accept two forms of payment: coins and pre-paid cards.

Access Charges

Revenues from access charges through December 31, 2003 consist of fees collected from other operators, such as (1) local and/or long-distance providers, (2) cellular and PCS licensees, and (3) other minor providers of telecommunication services related to interconnection services that primarily include access, termination and long-distance transport of calls. Interconnection charges are principally calculated on a per minute usage.

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

Interconnection Fee Rates (origination and termination—hundredths of pesos (“cents”) per minute)(1)
Date of Effectiveness	Higher Population and Telephone Density	Other Areas and Original License Areas	Transport Calls Originating/Terminating in the Same Local Area
November 8, 2000	1.100	1.300	0.300
May 8, 2001	1.067	1.261	0.291
November 8, 2001	1.035	1.223	0.282
May 8, 2002	1.004	1.186	0.274
November 8, 2002	0.974	1.151	0.266

(1)	The Public Emergency Law established the pesification of these rates, which previously were in U.S. dollars.

During 2003, most of these private contracts were adjusted by CER as described in Item 10: “Additional Information—Exchange Controls”.

International Long-Distance Service

Revenues from our sales of international long-distance service since October 1, 1999 have consisted of:

•	amounts billed to our local service customers who have not presubscribed with another long distance provider and Telecom’s local service customers (through a presubscription process) for outgoing telephone calls,

•	amounts earned from foreign (non-Argentine) telecommunications carriers and administrations (“foreign carriers”) for connection to the Argentine telephone network, net of the amounts paid to foreign carriers for the termination of outgoing calls from our network,

•	international telex services, and

•	international point-to-point leased circuits.

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

Direct Lines.

Direct lines are dedicated point-to-point leased lines for data transmission. The bandwidth of direct lines varies depending on customer requests from 9.6 kbps to 2,048 kbps. We collect fees from installation and monthly charges. In addition, fees from installation are collected only once and in case of specific installations. We collect additional one-time monthly charges depending on: (i) type of line, (ii) bandwidth, (iii) distance between points leased; (iv) duration of the contract and (v) usage of the lines. Moreover, this service is not regulated by the Law No. 25,561.

Telinver—Publishing of Telephone Directories

The revenues of our wholly owned subsidiary Telinver are principally derived from the publishing of telephone directories. Under the License Agreement, we have the right to edit, publish, and sell advertisements in, as well as the obligation to distribute, telephone directories in every local area that we serve, which is principally comprised of the Southern Region. We conduct this business through Telinver. Telinver also offers telephone card advertising.

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

On December 29, 2000, we made an irrevocable contribution to Telinver in the amount of U.S.$17.1 million (equivalent to Ps.37.6 million of pesos restated for inflation until February 28, 2003) through settlement of certain receivables outstanding with Telinver. On June 28, 2001, we made a capital contribution of Ps.79.6 million (in pesos restated for inflation until February 28, 2003) to Telinver; simultaneously, Telinver distributed cash dividends in the amount of Ps.69.5 million (in pesos restated for inflation until February 28, 2003). Current liabilities in foreign currency of Telinver exceed current assets in foreign currency by approximately U.S.$35.8 million and, in addition, total liabilities exceed total assets, so there is negative shareholders’ equity in the amount of Ps.34 million, a condition that would, under the Companies Law, call for the company’s dissolution due to accumulated losses if its shareholders’ equity is not recapitalized. However, the application of these provisions of the Companies Law has been stayed until December 10, 2004 by Executive Decree 1,293/03.

We are evaluating Telinver’s financing needs in light of the Argentine economic situation and the current difficulties in obtaining credit, including the possibility of granting to Telinver direct financing to cover its short-term cash requirements and, if applicable, obtaining additional financing. If the current difficulties in obtaining refinancing or additional loans for Telinver continue, we have agreed with Telinver to use our best efforts to provide such financing directly, subject to our own fund availability, which depends on the development of the issues affecting our financial situation and cash flows. See Item 5: “Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

Other Sources of Revenues

Other sources of revenues include other charges to affiliates, charges for operator-assisted long-distance calls and other minor miscellaneous customer charges.

Pursuant to the Reorganization Transactions, we, as a successor of certain activities of Telinver, began selling telephone equipment and accessories as of January 1, 2001. We also derive revenues from the sale of telephone booth terminals, cellular handsets, batteries, computers, related equipment, invoicing service and collection, and network capacity. We sell equipment through direct telemarketing and through retail stores, Teleshops and other showrooms.

Other Services and Investments

E-Commerce Latina

On December 15, 1999, Telinver and Alto Palermo S.A. (“Alto Palermo”), the owner of a number of shopping centers located throughout Argentina, entered into an agreement under which Telinver became a shareholder of E-Commerce Latina S.A. (“E-Commerce Latina”). E-Commerce Latina owns 98% of Altocity.com S.A. (“Altocity”). Altocity engages in the business of selling via the internet a variety of items, including music CDs, electronic appliances, computer hardware and software and books. According to the agreement between Telinver and Alto Palermo, each of Telinver and Alto Palermo will hold a 50% interest in E-Commerce Latina and, subject to certain conditions, Telinver, and ourselves as successor of certain activities of Telinver, would make capital contributions to E-Commerce Latina in an amount up to U.S.$27 million. As of September 30, 2000 and 2001, Telinver, and ourselves as successor of certain activities of Telinver, had made capital contributions of Ps.22.2 million (in pesos restated for inflation until February 28, 2003) and U.S.$5 million to E-Commerce Latina, respectively. As part of the Reorganization Transactions, Telinver transferred to us its 50% interest in E-Commerce Latina, as of February 1, 2001. In addition, we and Alto Palermo undertook to make a capital contribution to E-Commerce Latina for the development of new business lines for a maximum of Ps.12 million, 75% of which is to be contributed by us. During the last fiscal year we did not make any capital contribution to E-Commerce Latina.

Other Investments

As of December 31, 2003, we had a 0.12% share in Intelsat Ltd. , and a 0.15% share in New Skies Satellites N.V. (“New Skies”). Intelsat Ltd. owns and operates a global satellite system that provides voice/data and video services via satellite. New Skies is an independent spin-off of Intelsat Ltd. to which Intelsat Ltd. transferred several satellites. These entities allocate benefits and operating expenses and other costs and expenses to their members. We account for these allocations as they are reported by these entities.

Under an agreement signed between us and Intelsat U.K., the common shares held by us in Intelsat Ltd. have been pledged as collateral for the payment of the obligations arising in relation to utilized segment capacity. We retain our voting and dividend rights on such shares as long as we do not incur any event of default. In the opinion of our management, the restrictions mentioned above will not have a significant effect on our operations.

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

Management Fee

Under the Management Contract, Telefónica is entitled to receive an annual management fee calculated as a percentage (the “Management Fee Percentage”) of our net income before deduction for, among other things, depreciation, financial expenses, income tax and the management fee itself (the “gross margin”). The valuation of each item included in the management fee formula is made in accordance with Argentine GAAP and is subject to review by a recognized external independent accounting firm designated by both us and Telefónica, with the report of such firm being conclusive. Such agreement was automatically extended until April 30, 2003 at Telefonica´s option. The management fee amounted to 9% of the gross margin. In addition, on October 30, 2002, Telefónica notified us that it was exercising its option to extend the term of the Management Contract for an additional period of five years beginning April 30, 2003 pursuant to its right under the Management Contract. To that end, on July 30, 2003, we entered into a Supplement to the Management Contract pursuant to which the management fee was established as 4% of the gross margin, applicable beginning May 1, 2003.

During the fiscal years ended December 31, 2003 and 2002, the three-month fiscal year ended December 31, 2001, and the fiscal years ended September 30, 2001, 2000 and 1999, management fees were approximately Ps.86 million, Ps.126 million, Ps.44 million, Ps.271 million, Ps.325 million and Ps.332 million, respectively (in pesos restated for inflation until February 28, 2003). In addition to the management fee, we are obligated under the Management Contract to cover the costs of personnel assigned to us.

Duration

The Management Contract originally had a seven-year term coinciding with the period of exclusivity provided for in the List of Conditions. The contract was automatically extended for an additional period coinciding with the extension of the period of exclusivity of our license to provide telecommunications services. As our license was exclusive until October 10, 1999 (see “—Competition” below), we and Telefónica continued to honor the terms of the Management Contract until such date. At Telefónica’s option, the Management Contract was extended through April 30, 2008. Telefónica may terminate the Management Contract due to:

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

The following table sets forth our capital expenditures.

	Capital Expenditures(1)(2)
	Twelve-Month Fiscal Year Ended December 31, 2003	Twelve-Month Fiscal Year Ended December 31, 2002(3)	Three-Month Fiscal Year Ended December 31, 2001	Twelve-Month Fiscal Year Ended September 30, 2001
	(in millions of pesos restated for inflation until February 28, 2003)
Buildings, Land and Equipment	2	4	33	77
Switching and Transmission	85	74	77	321
External Plant(4)	7	20	52	242
Telephone Equipment	17	14	24	106
Materials	21	10	—	61
Other	54	29	24	83
Total	186	151	210	890

(1)	The allocation of work in progress and prepayments to vendors among items has been estimated.

(2)	See Note 2.2 of our Consolidated Annual Financial Statements and Item 3: “Key Information—Selected Financial Data”.

(3)	Excludes Ps.29 million (in pesos restated for inflation until February 28, 2003) in construction in process corresponding to capitalized exchange differences.

(4)	“External Plant” includes transmission lines and other transmission facilities (principally underground cables), but excludes real property not associated with transmission facilities, which is included under “Buildings, Land and Equipment”.

As of September 30, 2001, the net value of fixed assets and intangible assets spun off effective February 1, 2001, as part of the Reorganization Transactions, amounted to approximately Ps.1,979 million and Ps.812 million, respectively, in pesos restated for inflation until February 28, 2003. We made capital expenditures well in excess of the amounts needed to satisfy the minimum qualitative and quantitative standards called for by the List of Conditions. The requirements with respect to line installations extended through December 1996.

In addition, we agreed, as part of our purchase of Compañía Argentina de Teléfonos S.A., to install a significant number of digital lines and public telephones and to provide the Province of Mendoza, its municipalities and its provincially owned businesses with telephone service at a discount of 20%, except for international calls, until June 30, 2005.

For the fiscal year ending December 31, 2004, we expect to make capital expenditures of approximately Ps.350 million. Estimates for capital expenditures are preliminary and are based upon assumptions regarding commercial, technical and economic factors such as rates for telecommunications services, exchange rates, inflation, demand and availability of equipment and buildings. See “—Business Strategy” and Item 5: “Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

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

The following table provides, as of January 1, 2004, the number of licenses granted per service:

Type of license	Quantity(1)
PCS	7
Basic telephone service	278
Local telephony	73
Domestic long-distance	109
International long-distance	110
Public telephone	61
Internet access	27
Data transmission service	421
Value-added service	647
Cellular service	5
Other	1,144

Total	2,882

(1)	Although there have been numerous licenses granted, most license holders have not entered the market or are not currently active. Many of these licenses have been granted for a specific geographic area.

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

Competition has and may continue to be affected by the business strategies and alliances of our competitors and the general business and economic climate in Argentina, including changes in demand, interest rates, inflation rates and the peso/U.S. dollar exchange rate, which may affect us and our competitors differently, not necessarily to our advantage. Additionally, a continuing trend toward business combinations and reorganizations in the telecommunications industry may create powerful new competitors. The consolidation of Teléfonos de México S.A. (“Telmex”) in Argentina led this company to be the third largest telecommunication operator by its participation in CTI, AT&T, Techtel and Metrored (in some case, through América Móviles).

Basic Telephone Services

We are the incumbent provider of basic telephone services in the Southern Region. However, other licensees currently providing local telephone services include Telecom, Techtel S.A. (a subsidiary of Techint S.A. and of which Telmex is also a shareholder), Impsat, Telmex Argentina (formerly known as AT&T Latin America Argentine branch (recently acquired by Telmex)) and Movicom BellSouth.

Telefónica Móviles is in the process of acquiring the wireless communications assets of BellSouth in Latin America from BellSouth Corporation, including Movicom BellSouth.

We are now using our expanded fiber-optic network in the Northern Region to carry long-distance traffic and a multiservice network to provide local service in the three most important cities in the Northern Region where Telecom is the incumbent provider. We have expanded and improved our network capacity by, among other means: (1) the construction of fixed wireless networks equipped to provide symmetric and asymmetric voice services in the Northern Region; (2) activating new lines and focusing on achieving full capacity utilization on plant additions and on existing network capacity; and (3) others, including the expansion of the transmission network to accommodate current traffic (including local, multiple -area, domestic long-distance, and submarine cable traffic). As of December 31, 2003, we had built approximately 16,730 kilometers of an optical fiber network, of which (1) 4,962 kilometers are in the Northern Region for domestic long-distance transmission between major cities, and (2) 11,768 kilometers make up another optical fiber network for transmission between local exchanges. The fiber-optic network currently extends to several of the larger Northern cities in Argentina. We use supplemental leasing of circuits from other providers to increase our ability to offer long-distance service in the Northern Region. As of the date of this Annual Report, we have approximately 29,500 lines in service in the Northern Region.

Domestic Long-Distance Service

Our principal competitors in providing domestic long-distance telephone services are Telecom, Movicom BellSouth, AT&T Latin America, CTI, I-Plan, Impsat and Techtel. Our exposure to competition has increased due to the presubscription process and is likely to increase once carrier selection through dialing (“call by call”) is fully implemented. See “—Regulatory Matters—Regulations Related to Long-Distance Services”. As a consequence of the presubscription process, certain local service customers opted for one of our competitors, and certain Telecom local services customers opted for us or for one of the other competitors as their new provider of long-distance services. As of December 31, 2003, the total number of long-distance services customers gained (approximately 177,000 lines) was less than customers lost (approximately 655,000 lines). We have recently focused on “win-back” activities regarding those customers that opted for other providers. Customers will be able in the near future to select their long-distance provider by dialing a specific three-digit code number at the time they make a call. This new system, when fully operative, will co-exist as an alternative for the presubscription provider for the line that originates a long-distance call. As of the date of this Annual Report, our networks and equipment are available to provide the selection services, but no operator has asked us for interconnection.

International Long-Distance Service

Domestically, we face competition mainly from Telecom, CTI, Movicom BellSouth, Techtel, Telmex Argentina (formerly known as AT&T Latin America, Argentine Branch), Impsat and I-Plan with regards to international service. Such competition is affected by factors, including price, service, technical performance, marketing strategy and functionality.

The impact of the devaluation of the peso and the Public Emergency Law had the effect of decreasing the value of rates in U.S. dollars for international long-distance calls we bill to our clients. Settlement rates charged by third parties continue to be denominated in U.S. dollars, and we have historically experienced a larger number of minutes received as compared to minutes sent. Average settlement rates of minutes received are lower as compared to those for minutes sent.

Public Telephone Service

Our principal competitors for public telephone service are Telecom, Telefonía Pública y Privada S.A. (formerly DAKOTA S.A.) and Telecentro S.A., a cable television operator. As of December 31, 2003, we owned 107,529 public phones in Argentina. As of December 31, 2003 there were 63 licenses granted to service providers, but there were only 22,600 public phones installed in the Southern Region not belonging to us.

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

We believe that our ability to compete successfully in providing internet access services depends on a number of factors, including: industry presence, the ability to implement a rapid expansion strategy, the capacity, reliability and security of our network infrastructure, provision of easy access to and navigation on the internet, the pricing policies of competitors and suppliers, the timing of the introduction of new products and services by us and our competitors, our ability to support industry standards and industry and economic trends.

To that end, we are offering ADSL service. ADSL works by splitting an existing telephone line signal in two, one signal for voice and the other for data. ADSL permits internet access simultaneously with telephone usage and provides a fast internet connection. We are capable of providing this service through our own network and, as of December 31, 2003, had 61,568 customers subscribed to this service. We expect to expand our offering of this service in 2004.

Indirect Competitors

Cellular services have, since their inception, competed indirectly against wireline local services that we provide because cellular and PCS are, in certain cases, alternatives to those services, as well as to public telephone services. We also face indirect competition from PCS providers such as Telefónica Comunicaciones Personales, Telecom Personal, CTI, Movicom BellSouth and Nextel. PCS is a telecommunications service similar to cellular services. PCS may not be limited to mobile services and may include fixed services; PCS licensees may render these fixed services within the geographic areas that we serve. Also, current technology permits telephone calls and internet access (which itself may be used to carry voice calls) via cable, and it is reasonable to expect that we will face some amount of competition from cable companies, although no cable company has begun to provide such services yet.

Regulatory Matters

Introduction

We operate in a regulated industry. The operation of telecommunications systems in Argentina has been and is subject to laws and regulations.

The provision of telecommunications services is regulated by the Secretary of Communications and supervised by the National Communications Commission, subject to the participation in certain cases of the Undersecretary of Competition, Deregulation and Consumer’s Defense (the Subsecretaría de la Competencia, la Desregulación y la Defensa del Consumidor). The Secretary of Communications establishes the legal framework and policies. The National Communications Commission enforces the legal framework and policies and supervises the telecommunications industry. The Undersecretary of Competition, Deregulation and Consumer’s Defense enforces and supervises competition and consumers’ protection regulations.

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

During November 2003 a National Conference on Telecommunication Services was held. The National Conference on Telecommunication Services was organized by the Secretary of Communications and the Chairs of the Communications Committees of the Senate and the Chamber of Deputies. The purpose of the Conference was to give every party in the telecommunication industry the opportunity to give its opinion in order to prepare a proposal for a new telecommunications law. The proposed law has not been drafted at the time of this Annual Report.

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

Decree No. 264/98 also established a period of transition to competition in the telecommunications industry and provided a schedule for other liberalization of competition that included:

•	the immediate opening to competition of public telephone services pursuant to regulations that were to be issued by the Secretary of Communications; and

•	beginning June 21, 1998, the opening to competition of rural telephone services.

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

Current Regulatory Environment

On September 3, 2000, the Argentine government issued Decree No. 764/00, which, in the context of the deregulation of the access to the telecommunications market, approved the Rules for Licenses for Telecommunications Services, the Rules for Interconnection, the Rules for Universal Service and the Rules for the Administration, Management and Control of the Radioelectric Spectrum. These rules constitute the current regulatory framework applicable to us. The above-mentioned rules address, among other issues, the requirements to obtain the licenses to render telecommunications services; the conditions to establish tariffs and the providers’ obligations; the technical and economic aspects for interconnection to the networks of different providers; the programs, administration and economic issues of Universal Service; and the principles that will govern the management and control of the radioelectric spectrum. On September 19, 2000, we filed a petition against certain specific issues of Decree No. 764/00. There has not yet been a ruling on these issues. As of the date of this Annual Report, the Secretary of Communications has not yet issued the General Rules regarding Restrictive Practices in Competition and Cross-Subsidies mandated by the provisions of Decree No. 264/98.

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

The Transfer Contract also contemplates the possibility of automatically adjusting rates in view of extraordinary unforeseen events as therein defined, or events or acts by the Argentine government that materially affect our economic and financial equation contemplated in the Transfer Contract.

In January 2002, the Public Emergency Law introduced significant changes to the agreements executed by the Argentine government, including those regarding public works and services, such as our rate agreements. This law mandates that the prices and tariffs resulting from such agreements shall be converted into pesos at a rate of one peso per U.S. dollar and frozen, not permitting indexation of any kind. It also authorizes the Argentine government to renegotiate the above-mentioned contracts, taking into account the following criteria in relation to public utility services:

•	the impact of the tariffs on the competitiveness of the economy and on the distribution of income;

•	service quality and investment plans, when such issues are included in the pertinent agreements;

•	the interest of users and the access to the services;

•	the security of the systems; and

•	the profitability of the companies affected thereby.

On February 12, 2002, the Argentine government issued Decree No. 293/02, which entrusts the Ministry of the Economy with renegotiation of public services agreements affected by the Public Emergency Law, including agreements governing the provision of basic telephone services. Proposed agreements or recommendations resulting from the renegotiation process and executed by the Ministry of the Economy were to be submitted to a special commission created within the Argentine Congress for its consideration, although the commission’s opinion shall not be binding upon the parties. We fulfilled the filing of the information required by the Argentine government, which included proposals as to how to adjust our tariffs in light of the economic crisis.

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

Pursuant to the process established for the renegotiations, we submitted a proposal regarding our tariff regime. We proposed that the Argentine government reinstate the tariff regime that was suspended in 1991 provided for under the Transfer Contract, reinstating the peso-denominated tariffs indexed to the monthly Argentine consumer price index. Under our proposal, if there were significant differences between the Argentine consumer price index and the variation of the U.S. dollar/peso exchange rate as stated in the Transfer Contract, the tariffs would be adjusted by applying a formula equal to 40% of the monthly variation in the exchange rate of the U.S. dollar and 60% of the variation of the monthly consumer price index in Argentina. We also proposed alternative approaches to achieve a tariff regime that would reflect current prices while considering the present general situation of the consumer, including a transitional tariff regime that would ease tariffs from the current fixed tariffs to the tariffs calculated as described above in accordance with the Transfer Contract. The relationship between variables determining revenues and expenses is currently mismatched as a result of the pesification and freezing of our rates within the context of a potentially inflationary economy and may continue to be mismatched depending upon the outcome of our pending tariff renegotiation with the Argentine government. Our tariff renegotiation proposal attempts to achieve the relationship between variables determining revenues and costs, i.e., the “economic and financial equation”, contemplated in the Transfer Contract.

In the opinion of our management and legal counsel, the changes in the Argentine economic model experienced since the beginning of 2002, including the enactment of the Public Emergency Law, the depreciation of the Argentine peso against the U.S. dollar, the increase of domestic prices and the pesification and freezing of tariffs, constitute extraordinary economic events that modified the economic and legal framework established by the Convertibility Law. Such events have significantly changed our economic and financial equation contemplated in the Transfer Contract and so justify an adjustment of the tariff regime to reflect the currently prevailing circumstances, such adjustment being fully in agreement with the principles set forth in the List of Conditions and the Transfer Contract, so as to ensure a regular, continued and efficient service supply. The Transfer Contract contemplates the possibility of automatically adjusting tariffs in view of extraordinary unforeseen events as therein defined, or events or acts by the Argentine government that materially affect our economic and financial equation contemplated in the Transfer Contract. The Transfer Contract also provides for our compensation from the Argentine government when extraordinary events take place, including acts and decisions by the Argentine government, such as a freeze on tariffs or price controls, and the procedures to be followed to collect such compensation.

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

On July 3, 2003, through Decree No. 311/03 a Renegotiation and Analysis of Public Utilities Agreements Commission was created, which is to be headed by the Minister of Economy and the Minister of Production, National Planning, Public Investment and Services. Such Commission will be in charge of the renegotiation of the tariffs through the Renegotiation of Public Works and Services Agreements Committee created by Decree No. 293/02.

On October 21, 2003, Law No. 25,790 became effective, extending the term for the renegotiation of the agreements for public works and utilities until December 31, 2004. The National Executive Power is responsible for submitting the proposals to the Argentine Congress, which will have to approve such proposals within 60 calendar days counted from its receipt. In the event such period expired without Congress having reached a decision, the proposal shall be deemed accepted. If the proposal is rejected, the National Executive Power shall resume the process of renegotiating the relevant agreements.

This law also established that the decisions made by the National Executive Power during the renegotiation process shall not be limited by, or subject to, the stipulations contained in the regulatory frameworks currently governing the concession or licensing agreements for the respective public utilities. Renegotiation agreements may cover some aspects of concession or licensing agreements and may contain formulas to adjust such agreements or temporarily amend them. The law includes the possibility of agreeing upon periodic reviews, as well as the establishment of conditions regarding the quality parameters applied to services.

If there are temporary amendments, such amendments must be taken into consideration in the final agreements reached with holders of concessions or licenses. The legal provisions do not authorize licensees of public utilities to be suspended or altered as to compliance with the duties.

Pursuant to Resolution 93/04 issued on February 16, 2004, the Secretary of Energy established energy service tariff adjustments applicable for small industries, medium-sized businesses, large industries and big commercial centers. These tariff increases are not applicable to family houses and small businesses. The tariff increases are from 15% up to 35% depending on the customer to whom the increase is applied. In addition, Decree 181/2004 established tariff adjustments for gas services applicable for industrial and heavy customers of 14% to 25%. The decree allows an adjustment to natural gas tariffs applicable for certain users to permit the pass through of the higher cost of natural gas in well-head. Decree 181/04 expressly specifies that in no case this adjustment would affect natural gas transportation and distribution tariffs. As of the date of this Annual Report, there has not been any tariff adjustments for telecommunication services.

According to the opinion of management and our legal counsel, under general administrative law principles applicable to the Transfer Contract and List of Conditions, future tariffs should be fixed at a level which is sufficiently fair to cover service costs so as to preserve a regular, continued and efficient public telephone service supply within the legal framework by which the Transfer Contract is governed. Nevertheless, no assurance can be given that the Argentine government will adopt this position. It is possible that such tariff regime will not maintain the value of our tariffs in U.S. dollars or constant pesos over time in accordance with any past and potential future increases in the general price levels. If as a result of the renegotiation, future tariffs evolve at a pace that does not allow restoration of our economic and financial equation that both the List of Conditions and the Transfer Contract intend to preserve, such tariff regime would have a material adverse effect on our future financial position and results of operations. As of the date of this Annual Report on Form 20-F, our management is unable to foresee the final result of the renegotiation under the Public Emergency Law or when or what tariff regime will be in effect in the future. We do not know when the renegotiations will be concluded and whether they will be concluded in a manner that would not have a material adverse effect.

The Ministry of Economy, by Resolution No. 72/03 issued in February 2003, approved a method to calculate and transfer to our clients the impact of the tax on bank checking account transactions introduced by Law No. 25,413 that is paid by us on or after the effective date of such resolution. Resolution No. 72/03 explicitly referred to the Transfer Contract as a basis for approving such method. We believe that the position that the Ministry of the Economy took in this resolution is consistent with our proposal and understanding of our rights under the Transfer Contract. According to Resolution 72/03, any such tax paid before that date should be included in the contract renegotiation required under the Public Emergency Law.

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

In April 2000 and March 2001, Telecom, the Secretary of Communications, and we executed rate agreements, which, subject to the approval by the Ministry of the Economy, provided the terms under which the price caps would be applied:

1.	Price cap as of November 8, 2000: The Secretary of Communications established that the rate reduction for the period November 2000 to November 2001 would amount to 6.75%. The reduction would be applied through discount plans that were effective from March 2000 (commercial and government basic tariffs, local measured service, and the application of certain preferential rates of internet access), the non-application of charges set forth in Resolution No. 2,926/99 until November 8, 2001 and the non-application during such year of the two semiannual adjustments to the pulse value for the above-mentioned U.S. consumer price index. Given that such plans were brought into effect ahead of schedule, the accumulated effects of the abovementioned rate reductions would be applied to the computation of price caps for the periods beginning November 2000, 2001 and 2002 adjusted at an interest rate of 12% per year. Furthermore, it was established that the difference between the effect of the discounts already granted and that of a 6% reduction would be applied on November 8, 2000 across different items of the rate structure, and the additional 0.75% reduction to be applied as defined by the Licenses.

2.	Price cap as of November 8, 2001: The Secretary of Communications established that the efficiency factor for the price cap applicable for the period November 2001 to November 2002 would amount to 5.6%. This rate reduction is to be implemented through (a) the non-adjustment of the pulse value for the U.S. consumer price index for such year, adjusting the effect at the 12% annual rate in order to measure it against the total expected 5.6% reduction; (b) any balance resulting from the non-application of the adjustment to the value of the telephone pulse in the period 2000/2001, as well as any balance remaining in respect to a variety of items included in the 2000/2001 price cap; and (c) any unapplied price cap portion remaining after the rate reductions mentioned in (a) and (b) above with respect to the 5.6% rate reduction, should be applied in the following manner: 70% as provided by us, 15% to the local service, and 15% to other services as required by the Secretary of Communications, other than monthly basic charges and the local measured service.

3.	Price cap as of November 8, 2002 through November 7, 2003: The Secretary of Communications established that the efficiency factor could not exceed 5%, but it has yet to confirm the exact amount.

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

In the opinion of our management and legal counsel, the outcome of the issues related to the rate agreements of April 2000 and March 2001 and the lawsuit filed by the Cooperative could affect only the maximum tariffs for future services that we are authorized to charge our customers regarding services, areas or customers in which the Argentine government did not declare the existence of effective competition. As of December 31, 2003, these maximum tariffs are determined by applying to tariffs effective as of November 7, 2000, the discounts applied in order to implement the price caps related to November 8, 2000 and November 8, 2001 under the above-mentioned rate agreements.

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

In addition, Decree No. 764/00 reduced, as of November 2000, the interconnection charges for the origin and destination of calls in local areas to 1.1 Argentine cents per minute for those districts with more than 5,000 inhabitants or a telephone-set density above 15 telephones for every 100 inhabitants, to 1.3 Argentine cents per minute for the remaining districts and for those areas included in the original license of independent operators, and to 0.30 cents per minute for the transit within local areas. A 3% semiannual “price cap” reduction was applied during the first two years after these rules and regulations became effective. By virtue of the Public Emergency Law, the interconnection charges related to origin and destination of the calls were pesified at the rate of Ps.1.00 per U.S. dollar, and during 2003 most of these private contracts were adjusted by CER.

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

On December 1, 1999, the Secretary of Communications issued Resolution No. 4,269/99, which finally determined the excess revenue amount as Ps.18 million rather than the preliminary amount of Ps.14 million for the two-year period between February 1997 and February 1999, as previously determined by the Secretary of Communications. As Resolution No. 18,968/99 similarly provided, Resolution No. 4,269/99 states that the National Communications Commission will determine the form and time of implementation of the corresponding tariff reduction. We have filed an appeal for review and modification of Resolution No. 4,269/99, on the grounds that the calculation method used by the Secretary of Communications to determine the impact of the tariff restructuring established by Decree No. 92/97 is flawed. As of the date of this Annual Report, such appeal has not been resolved and the National Communications Commission has not determined the rules for its implementation.

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

In responding to consumer demand for new line installations and to meet the average waiting time requirement, we performed line installations in excess of those required in the List of Conditions. As of December 31, 2003, our backlog of pending applications for service was 22,200 lines.

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

On December 20, 2001, the Ministry of the Economy issued the Carrier Selection Rules for long-distance calls, which require carriers to make their networks and equipment available to provide the selection services within 80 days following the publication of these rules. Accordingly, customers will be able to opt for their long-distance provider by dialing a specific three-digit code number. This new system will co-exist as an alternative for the presubscription provider for the line that originates a long-distance call at the time of making each call. On February 4, 2003, the Ministry of Economy issued Resolution No. 75/03, compelling providers to make available the carrier selection for fixed and mobile services within 120 days. As of the date of this Annual Report, our networks and equipment are available to provide the selection services, but no operator has asked us for such type of interconnection.

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

The Rules for National Interconnection set forth the basic principles to be taken into account regarding interconnection among operators, who will be able to agree on tariffs and service terms and conditions on a nondiscrimination basis, provided that they comply with certain minimum obligations.

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

The Rules for National Interconnection also establish the obligation for Dominant and Significant Power Operators to unbundle their local loops (physical link and its capacity between the carrier’s capacity and the clients’ facilities) and to allow competitors to use them on the basis of technical reasonability. As of the date of this Annual Report, the working group in charge of setting reference rates for this service has not been created.

Regulations Affecting the Radioelectric Spectrum

We do not have assigned radioelectric bands in certain areas. The Rules for Management and Control of the Radioelectric Spectrum establish the procedure for the granting of a frequency license when there are multiple bidders or if frequencies are or may become scarce, and establish that licensees may operate the frequencies nationwide only when it is strictly necessary. We have numerous licenses to use various distinct radioelectric bands.

Universal Service Funding

Decree No. 764/00 approved the new Universal Service Rules and Regulations to promote the access to telecommunications services by customers either located in high-cost access or maintenance areas or with physical limitations or special social needs. Such rules and regulations establish that the deficit for the provision of these services will be through a “Universal Service Fund”, to be financed by all telecommunications providers (including us) through the payment of 1% of total revenues for telecommunications services, net of any direct tax applicable on them. The regulation adopts a “pay or play” mechanism for compliance with the mandatory contribution to the Universal Service Fund, although it also establishes a mechanism for exemption from contribution for basic telephone service licensees that takes into consideration loss of revenues and market share. Payment of contributions required to be made by service providers may be substituted with the provisions of services, included in the initial programs or in accordance with any of a number of programs that may be approved by the Secretary of Communications with the participation of the Secretary of Competition, Deregulation and Consumer’s Defense. The obligations in connection with this regulation became effective on January 1, 2001. Nevertheless, as of the date of this Annual Report, the Secretary of Communications has not yet ruled on the mechanism by which we should recover the cost incurred for rendering these services.

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

Cointel’s current shareholders consist of three affiliates of Telefónica, which together beneficially own 100% of Cointel’s common stock. One of these is Telefónica Holding de Argentina S.A. (“Telefónica Holding”), which directly owns 50% of Cointel’s stock. Telefónica Holding has advised us that as of December 31, 2003, the principal shareholder of Telefónica Holding is Telefónica Internacional (with a 99.96% equity interest).

The following chart illustrates our corporate structure reflecting the common stock ownership of the group as of the date of this Annual Report.

(*)	Excluding Cointel’s preferred stock

Our only subsidiary is Telinver S.A., an Argentine sociedad anónima in which we own almost a 100% equity interest and we also have a 50% equity interest in E-Commerce Latina.

D. Property, Plant and Equipment.

Our principal properties consist of transmission plants, including outside plant and trunk lines, and exchange equipment. These properties have historically been and continue to be located throughout the Southern Region, principally in the province of Buenos Aires, but in connection with the recent extension of our service area to the Northern Region, are also located to a lesser extent in that region of Argentina. Of the net book value of our total outside plant, property and equipment as of December 31, 2003:

•	our outside plant, including external plant, transmission and switching equipment represented approximately 76.3%;

•	construction in progress, materials and prepayment to vendors represented approximately 4.1%;

•	land and buildings represented approximately 18.6%; and

•	furniture, cars and office equipment represented approximately 1.0%.

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

As of December 31, 2003, this property had a book value of approximately Ps.618 million (based on net book value at that date), but we had registered property with a book value of approximately Ps.540 million in our name (in pesos restated for inflation until February 28, 2003).

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

Fixed assets relating to our telecommunications business were assessed for impairment based on their recoverable value on the basis of our management´s best estimate of future cash flows of our telecommunications business, considering current information and future telephone service rates estimates. The relationship between variables determining revenues and expenses is currently mismatched as a result of the pesification and freezing of our tariffs in the context of a potentially inflationary economy and may continue to be mismatched depending upon the outcome of our pending tariff renegotiation with the Argentine government. Our tariff renegotiation proposal attempts to achieve the relationship between variables determining revenues and costs, i.e., the “economic and financial equation”, contemplated in the Transfer Contract. Consequently, whether the recorded amount of fixed assets as of December 31, 2003 of Ps.7,329 million pesos is fully recoverable, depends on the final effect that the outcome of the tariff re-negotiation may have on our economic and financial equation. See “—Regulatory Matters—Rates”.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

In addition to the management discussion below, you should carefully read our consolidated financial statements and selected financial data included elsewhere in this Annual Report for additional information about us.

We prepare our financial statements in accordance with Argentine GAAP. Argentine GAAP differ from U.S. GAAP, for example inflation accounting. See Item 3: “Key Information—Selected Financial Data” and Note 21 to our Consolidated Annual Financial Statements, which describe the principal differences between Argentine GAAP and U.S. GAAP that apply to us.

Introduction; Presentation of Financial Information

We are a licensed supplier of wireline public telecommunications, basic telephone and long-distance services in Argentina. Our most significant affiliate is our wholly owned subsidiary Telinver, which publishes telephone directories in Argentina.

Factors Affecting Our Consolidated Results of Operations

Overview

The Argentine economy had been mired in a severe economic recession that began in the second half of 1998. Argentina’s GDP has fallen every year since then, culminating in a decrease in 2002. In 2002, the peso was devalued by 237.0% (having reached 290% as of June 25, 2002) and Argentina experienced a rise in the wholesale price index of 118.2%. In 2003 the peso appreciated by 13.1%, the price index grew 3.7% and the GDP growth was 8.7%.

	December 31,			September 30,
	2003	2002	2001	2001	2000	1999
Wholesale price index (annual % change)	2.0	118.0	(5.3)	(4.1)	4.4	(2.1)
Consumer price index (annual % change)	3.7	41.0	(1.5)	0.0	(0.7)	(2.0)

	December 31,			September 30,
	2003	2002	2001	2001	2000	1999
Gross domestic product (annual % change)	8.7	(10.9)	(4.4)	(0.8)	(3.4)	3.9

	December 31,
	2003	2002	2001(1)
Devaluation/(Appreciation) (annual % change)	(13.1)	237.0	0.0

(1)	From December 24, 2001 through January 10, 2002, Banco Nación did not publish an official exchange rate due to governmental suspension of the exchange market.

Source: INDEC, Banco Nación.

Our results of operation and financial situation have been negatively impacted by drastic political and economic changes that took place in Argentina from 2002. Because of the current political and economic environment, the following discussion may not be indicative of our current or future results of operations, liquidity or capital resources and may not contain all of the necessary information to help you understand the information contained in this discussion with results from previous or future periods. In particular, it may be difficult to discern trends from our historical financial statements or in future periods due to the following factors:

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

The Public Emergency Law eliminated the U.S. dollar – peso parity. Soon after, the Argentine government permitted the peso to float freely against the U.S. dollar with a resulting decline in its value. The devaluation has had a material adverse impact on our results of operations as it was coupled with the pesification and freezing of our tariffs. In addition, substantially all of our indebtedness is either in U.S. dollars or other foreign currency. During 2002 we had a financial loss of Ps.2,471 million as a consequence of the devaluation of the peso against the U.S. dollar by 237%, while during 2003 we had a financial gain of Ps.760 million as a consequence of the appreciation of the peso against the U.S. dollar by 13.1%.

•	Inflation and Inflation Accounting

During 2002, Argentina experienced inflation of 41% and 118% measured in terms of the consumer price index and the wholesale price index, respectively. As a result of the high inflation, Argentine GAAP reintroduced inflation accounting. During 2003, Argentina experienced inflation of 3.7% and 2.0% measured in terms of the consumer price index and the wholesale price index, respectively. The most important impact of inflation on results was the incorporation into our financial statements of the effect of exposure of our monetary assets and liabilities to inflation and the restatement in constant currency of the rest of our income statement accounts. The effect on our balance sheet and our shareholders’ equity was the restatement of our non-monetary net assets in constant pesos. See “—Inflation Accounting” below.

The pesification and freezing of our tariffs, the changes in the Peso/U.S. dollar exchange rate, the inflation, the inflation accounting and the partial recovery of the economy are the main explanations for the variations in our results in 2003 in comparison to 2002 and in 2002 in comparison to 2001. Other factors that adversely affected our results of operations are:

•	Mandatory tariff renegotiation

The Public Emergency Law authorized the Argentine government to renegotiate public service contracts. As a result of the need to renegotiate with the Argentine government future tariffs, the amount of future telecommunications service revenues and net cash flows cannot be predicted with certainty. Fixed assets and minimum presumed income tax credit are assessed to determine if impairment is required based on their recoverable value on the basis of our management´s best estimate of future cash flows of our telecommunications business, considering current information and future telephone service rates estimates. The relationship between variables determining revenues and expenses is currently mismatched as a result of the pesification and freezing of our tariffs in the context of a potentially inflationary economy and may continue to be mismatched depending upon the outcome of our pending tariff renegotiation with the Argentine government. Our tariff renegotiation proposal attempts to achieve the relationship between variables determining revenues and costs, i.e., the “economic and financial equation”, contemplated in the Transfer Contract. Consequently, whether the recorded amount of fixed assets and minimum presumed income tax credit as of December 31, 2003 of Ps.7,329 million and Ps.85 million are fully recoverable, depends on the final effect that the outcome of the tariff re-negotiation may have on our economic and financial equation. See Item 4: “Information on the Company—Regulatory Matters—Rates” and Item 3: “Key Information—Risk Factors.”

•	Elimination of access to financing

As a result of the changes in Argentina, companies operating in Argentina have little access to either local or international financing. We were able to extend the maturity on most of our debt that became due in 2002 and 2003. We also exchanged our then existing notes for new notes with longer maturities, but we continue to face uncertainties in the ability to roll-over our short-term debt and to refinance other debt that becomes due in 2004 as well as the ability to raise funds in capital markets. See below “—Liquidity and Capital Resources”.

•	Recession in 2002, recovery in process in 2003 and unemployment

The recession in 2002, and the unemployment and underemployment, coupled with the rise of inflation primarily in 2002 has led to a reduction of wages in real terms and a reduction in disposable income of all class sectors of the Argentine population that has resulted in a decrease in the number of clients that use our services and in a reduction on the usage per telephone line during 2002. In 2002, our lines in service were reduced by 140,000 due to services disconnections. In 2002, we also experienced a decrease in long-distance traffic of 30% in comparison to the twelve-month period ended December 31, 2001. However, during 2003 we maintained the number of lines in service, and also experienced an increase in the traffic per line.

In response to these negative events, we attempted to manage our cash flow and balance sheet to achieve high liquidity, while maintaining the quality of the services rendered. To that end we made the following changes:

•	Reduced our capital expenditures

We implemented a plan to reduce our capital expenditures rapidly. To that end we only developed those projects that are required to maintain the quality of our services, generate cash flow in the near term and are deemed by us to be high priority.

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

•	Cash management and debt renegotiation

We implemented a series of actions to decrease the exchange rate risk on our current assets while managing our main accounts payable. In addition, we restructured a substantial portion of our debt, improving our maturity profile. As part of that strategy we offered to exchange new notes due in 2007 and cash for our then existing notes due in 2004 and to exchange new notes due in 2010 and cash for our then existing notes due in 2008. We also offered to exchange (a) new notes due in 2011 denominated in U.S. dollars issued by us and cash for the 8.85% Series A notes of Cointel due 2004, and (b) new peso-denominated notes convertible into U.S. dollars in August 2004 due 2011 or new U.S. dollar-denominated notes due 2011 and cash for the 10.375% Series B notes of Cointel due 2004. The Cointel Notes acquired in this exchange were transferred to Telefónica Internacional in exchange for a reduction in our short-term debt with Telefónica Internacional.

Although we have adopted these measures to mitigate the effects of changes in our business, and certain indicators of the Argentine economy have started to stabilize, the future operating conditions are still uncertain because the regulatory framework in force has still not established guidelines that would allow assessing with a reasonable degree of certainty the effect future rates will have on our economic and financial equation. See Item 4: “Information on the Company—Regulatory Matters—Rates”.

Effects on Our Results of Operations and Liquidity in Future Periods.

The situation in Argentina remains highly volatile. Although there were macroeconomic improvements in Argentina during the second half of 2003, including a deceleration of the inflation in wholesale price index and increases in the value of the peso against the U.S. dollar, we continue to operate in a very difficult and volatile environment. In particular, we expect that the following circumstances may have a material effect on our results of operations in future periods:

•	the outcome of the renegotiations of our tariffs with the Argentine government;

•	the uncertainty generated by our need to roll over our current liabilities and to continue obtaining waivers from Telefónica Internacional;

•	the competition;

•	how the government will regulate our business including tariffs; and

•	the macroeconomic situation in Argentina, including inflation, devaluation and unemployment.

In particular, our results of operations are very susceptible to changes in the peso/dollar exchange rate because our primary assets and revenues are denominated in pesos while substantially all of our liabilities and main capital expenditures are denominated in dollars.

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

On July 16, 2002, the Argentine government issued Decree 1,269/02 repealing Decree 316/95, instructing the CNV, among other regulatory matters, to issue the necessary regulations for the delivery to such authorities of balance sheets or financial statements prepared in constant currency. On July 25, 2002, under Resolution No. 415/02, the CNV reinstated the requirement to submit financial statements in constant currency. However, on March 25, 2003, the National Executive Power issued Decree No. 664/03 repealing the provisions related to the inflation adjustment established by Decree No. 1,269/02 and ordering the CNV, among others, to issue any applicable regulations to ensure that no balance sheets or financial statements in constant currency are accepted. Therefore, on April 8, 2003, Resolution No. 441/03 of the CNV set forth that from March 1, 2003, the restatement of financial statements in constant currency should be discontinued.

As required by Decree 316/95, the financial statements as of December 31, 2001, September 30, 2001, 2000 and 1999, for the three-month fiscal year ended December 31, 2001 and for the fiscal years ended September 30, 2001, 2000 and 1999 were not restated to reflect changes in the Argentine wholesale price index published by the INDEC corresponding to periods between September 1995 and December 2001. However, for comparative purposes, figures presented in this Annual Report corresponding to balance sheet data as of December 31, 2002, the three-month fiscal year ended December 31, 2001, the three-month period ended December 31, 2000, the fiscal years ended September 30, 2001, 2000 and 1999 and statement of operations and cash flow data for the fiscal year ended December 31

2002, the three-month fiscal year ended December 31, 2001, the three-month period ended December 31, 2000, the fiscal year ended September 30, 2001, 2000 and 1999 are restated to reflect the effects of inflation from January 1, 2002 to February 28, 2003 of 122.2%, based on the wholesale price index. See Note 2.2 to our Consolidated Annual Financial Statements.

On December 2, 2003, under Resolution CD No. 190/03 the CPCECABA discontinued the application of the restatement for inflation into constant currency set forth in Technical Resolution No. 6 from October 1, 2003, considering that the conditions related to the application of the restatement for inflation continued until September 30, 2003.

Corporate Reorganization

Following the Reorganization Transactions, we no longer hold any interest in Telefónica Comunicaciones Personales, Telefónica Data and TYSSA (merged into Telefónica Data on June 30, 2003). Our equity interests in these former subsidiaries were spun off, thereby reducing our capital stock, and those subsidiaries were merged into certain companies indirectly controlled by Telefónica. See Item 4: “Information on the Company—Our History and Development—Our Reorganization”.

As it is our policy to present our interest in income (loss) from companies in which we have control or joint control and taking into account the effects of the Reorganization Transactions described in Item 4: “Information on the Company”, the income statements for the years ended December 31, 2003 and 2002, the three-month fiscal year ended December 31, 2001, the year ended September 30, 2001 and the three-month period ended December 31, 2000 include:

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

We believe the following represents our critical accounting policies. Our accounting policies are more fully described in Notes 2, 14 and 15 to our Consolidated Annual Financial Statements. The most critical accounting policies adopted in preparing the Consolidated Annual Financial Statements according to Argentine GAAP relate to:

•	the appropriateness of depreciable lives for each category of fixed assets.

We believe that the accounting estimate related to the establishment of asset depreciable lives is a “critical accounting estimate” because: (1) it requires our management to make assumptions about technology evolution and competitive uses of assets, and (2) the impact of changes in these assumptions could be material to our financial position, as well as our results of operations. Management’s assumptions about technology and its future development require significant judgment because the timing and impacts of technology advances are difficult to predict;

•	the evaluation of fixed assets and finite life intangibles for impairment whenever indicators of impairment exist.

Argentine GAAP and U.S. GAAP require that the recorded value of assets be evaluated for impairment against its recoverable value which for a long lived asset is generally defined as its economic use value. Both accounting standards require that, if an impairment indicator is present, we must assess whether the carrying amount of the asset is unrecoverable by estimating the sum of the future cash inflows less the future cash outflows is expected to be necessary to obtain those inflows expected to result from the asset, undiscounted and without interest charges. If the carrying amount is greater than the recoverable amount, an impairment charge must be recognized, based on the fair value of the asset. We use the expected cash flows method for tariff projections for the U.S. GAAP impairment test. We believe that the accounting estimate related to asset impairment is a “critical accounting estimate” because: (1) it requires our management to make assumptions about future revenues (including different projections) and costs over the life of the asset; and (2) the impact of recognizing an impairment could be material to our financial position, as well as our results of operations. Our assumptions about future revenues require significant judgment because actual revenues have fluctuated in the past and may continue to do so especially due to the pending tariff renegotiation.

In estimating future revenues, we mainly use our internal business forecasts and additionally any current information we may have regarding changes in significant variables affecting such forecasts. We develop our forecasts based on recent revenue data for existing products and services, planned timing of new products and services, the estimated timing and amounts of tariff increases and other industry and macroeconomic factors.

We have estimated based on current assumptions that the carrying amount of our fixed assets for the telecommunications business of Ps.7,329 million and minimum presumed income tax credit of Ps.85 million as of December 31, 2003 booked under Argentine GAAP are fully recoverable under the provisions for valuation of long-lived assets, which is based on our current estimates of future cash flows within the scope of the Transfer Contract but such future cash flows will depend on the effect of the final outcome of the tariff renegotiation on our economic and financial equation;

•	the creation of reserves for contingencies assessed as likely by us, based on our estimates and the opinion of legal counsel (see Note 12 to the Consolidated Annual Financial Statements with respect to unreserved contingencies);

•	the creation of allowances, amounting to Ps.224 million set up mainly to cover the estimated doubtful accounts based on our estimates of possible future collection terms and conditions;

•	management assesses the recoverability of deferred tax assets on the basis of estimates of our future taxable income. The recoverability of deferred tax assets ultimately depends on our ability to generate sufficient taxable income during the periods in which such temporary differences are expected to become deductible or for the recovery of cumulative tax loss carryforward. In making its assessment, our Management considers the scheduled reversal of deferred tax liabilities, projected taxable income and tax planning strategies. This assessment is carried out on the basis of a series of internal projections which are updated to reflect the most recent operating trends. In accordance with the applicable accounting standards, a deferred tax asset must be recognized when its future deductibility recovery is more likely than not. Therefore, given the uncertainty related to the effect of the final outcome of the tariff renegotiation and other variables affecting future taxable income, we established an allowance against our net balance of deferred tax assets, the recoverability of which depends on the generation of future taxable income;

•

we believe that the accounting estimate related to establishing tax valuation allowances is a “critical accounting estimate” because: (1) it requires our management to make assessments about the timing of future events, including the probability of expected future taxable income and available tax planning opportunities and the assessment of positive and negative evidence, and (2) the impact of changes in actual performance versus these estimates on the realization of tax benefit as reported in our results of operations could be material. Our assumptions require significant estimations because actual performance has fluctuated in the past and may continue to do so as mentioned elsewhere; and

•	we have made certain assumptions with respect to debt obligations, tax credits and accounts receivable with all levels of the Argentine government (federal, provincial and municipal governments and governmental agencies) that they will be honored either through collection or by delivery of alternative instruments, or by setting off against taxes owed or future taxes payable as permitted by current regulations. See Notes 2.5 and 15 to our Consolidated Annual Financial Statements. In 2003, our Management has reevaluated our holding of Patriotic Bonds, however, considering new developments affecting it and Argentine government’s bonds in comparable situation, currently in default, because their recoverability is no longer guaranteed due to the suspension of our ability to use the Patriotic Bonds to pay taxes at least until March 30, 2004 and the inclusion of that bond within the list of eligible bonds for sovereign debt restructuring.

The preparation of financial statements in conformity with Argentine GAAP and U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during each year. Final results could differ materially from those we estimated. See Item 4: “Information on the Company—Business Overview—Regulatory Matters”.

The financial statements include the effects derived from the economic and exchange regulations known as of the date of issuance of such financial statements. All the estimates made by our management have been calculated taking into account the above mentioned effects. The effects of additional economic regulations that could be implemented by the Argentine government will be considered in the financial statements when they became known by our management. See Note 2.7 to the Consolidated Annual Financial Statements.

New Accounting Pronouncements under U.S. GAAP

(1)	Revenue Arrangements with Multiple Deliverables

EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. Specifically, this Issue addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. In applying this Issue, separate contracts with the same entity or related parties that are entered into at or near the same time are presumed to have been negotiated as a package and should, therefore, be evaluated as a single arrangement in considering whether there are one or more units of accounting. That presumption may be overcome if there is sufficient evidence to the contrary. This Issue also addresses how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. The guidance in this Issue is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. In the opinion of our Management the adoption of this rule has not had an impact in net income and shareholders’ equity as of December 31, 2003.

(2)	Accounting for Cost Associated with Exit or Disposal Activities

In June 2002, the FASB issued SFAS No.146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No, 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002. In the opinion of our Management the adoption of this rule has not had an effect on net income or shareholders’ equity.

(3)	Consolidation of Variable Interest Entities

In December 2003, the FASB issued a revision (“FIN 46R”) to Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (the “Interpretation”). FIN 46R clarifies the application of ARB No. 51 “Consolidated Financial Statements”, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN 46R requires the consolidation of those entities, known as variable interest entities (“VIEs”), by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s residual returns, or both.

Among other changes, the revisions of FIN 46R (a) clarified some requirements of the original FIN 46, which was issued in January 2003, (b) eased some implementation problems, and (c) added new scope exceptions. FIN 46R deferred the effective date of the Interpretation for public companies, to the end of the first reporting period ending after March 15, 2004, except that all public companies must at a minimum apply the provisions of the Interpretation to entities that were previously considered “special—purpose entities” under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ended after December 15, 2003. We do not currently have any interests that we believe fall within the scope of FIN 46 or FIN 46R and so anticipates that the adoption of FIN 46 and FIN 46R will have not impact on its financial position, cash flows and results of operations.

(4)	Amendment of Statement 133 on Derivative Instruments and Hedging Activities

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”, which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities”. The provisions of this statement are effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. In the opinion of our Management the adoption of this rule has not had an effect on net income or shareholders’ equity.

(5)	Accounting for Stock -Based Compensation

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation Transition and Disclosure-An Amendment of SFAS Statement No. 123”. SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation.

In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. In the opinion of our Management the adoption of this rule has not had an impact on net income and shareholders’ equity.

(6)	Employers’ Disclosures about Pensions and Other Postretirement Benefits

In December 2003, the FASB issued SFAS No. 132 Revised 2003, “Employers’ Disclosures about Pensions and Other Postretirement Benefits-an amendment of FASB Statements No. 87, 88, and 106”, which revises employers’ disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by FASB Statements No. 87, “Employers’ Accounting for Pensions, No. 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”, and No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions”. This Statement retains the disclosure requirements contained in FASB Statement No. 132, which it replaces. It requires additional disclosures to those in the original Statement 132 about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. The required information should be provided separately for pension plans and for other postretirement benefit plans. The provisions of this statement are effective for financial statements with fiscal years ending after December 15, 2003.

(7)	Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity

In April 2003, the FASB issued SFAS No. 150, “Accounting for certain Financial Instruments with Characteristics of Both Liabilities and Equity”. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. Some of the provisions of this Statement are consistent with the current definition of liabilities in FASB Concepts Statement No. 6, Elements of Financial Statements.

(8)	Accounting for Asset Retirement Obligations

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change shall be the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of operations. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. In the opinion of our Management the adoption of this rule has not had a material effect on net income or shareholder’s equity.

New Accounting Pronouncements under Argentine GAAP

Note 2.3 of the Consolidated Annual Financial Statements describes certain changes to Argentine GAAP that we applied in 2003. Implementation of the new rules will imply the adoption, for Argentine GAAP purposes, of certain principles that are also in accordance with U.S. GAAP.

The application of the new rules in accordance with Resolution No. 434/03 of the CNV gave rise to changes in valuation criteria, which have been recorded by us and our subsidiary, as detailed below:

1) Accounting measurement of certain receivables and payables at their discounted value

Technical Resolution No. 17 established the following mechanism to value certain assets and liabilities are to be based on the calculation of their discounted value using the rate applicable at the time of initial measurement, unless we intend, and it is feasible, to dispose of our assets or prepay our liabilities. The cumulative effect of the application of this new principle on shareholders’ equity at the beginning of the fiscal year and its effect on the comparative information has not been significant.

2) Derivative financial instruments

Technical Resolution No. 20 sets forth the specific valuation and disclosure criteria to be applied to derivative financial instruments and hedging transactions. According to this rule, hedging instruments must be disclosed in the financial statements as either assets or liabilities at their fair value as of the date of the measurement. Should the financial instrument be intended to cover cash flow risks, the variation in fair value must be charged, according to the amendment introduced by the CPCECABA, to a specific account “Temporary differences in the measurement of derivative instruments intended as effective coverage” in the balance sheet and subsequently charged to the statement of operations for the fiscal year if the assets or liabilities covered have had an impact on the income/loss for such fiscal year. If, instead, the financial instrument were to protect the risk against changes in fair value, any variation in fair value must be directly charged to the statement of operations for the year. In both cases, the ineffective hedged portion of derivative instruments must be directly charged to the statement of operations for the period at the time such ineffectiveness is known. The transition rule for the initial application establishes that the difference between the previous measurement and that resulting from this new rule to determine the valuation of the instruments not designated as for hedging purposes, as well as those with ineffective hedging coverage as defined in the rule, should be charged to the balance of “Unappropriated retained earnings/Accumulated losses” at the beginning of the fiscal year in which this rule is initially applicable. Comparative figures have not been restated as required by the transition rule that establishes not to correct accounting balances of the previous years in the first year application.

3) Deferred tax

In the 2002 fiscal year financial statements prepared prior to the implementation of the new accounting standards, we determined income tax expenses in the event there was taxable income, by applying the current 35% tax rate on our taxable income as of December 31, 2002 and did not consider the effect of temporary differences between book and taxable income.

Technical Resolution No. 17 sets forth that income tax amounts should be booked by application of the deferred tax method, recognizing the effects of temporary differences. (See Note 2.4.k. of our Consolidated Annual Financial Statements).

The cumulative effect on shareholders’ equity at the beginning of the fiscal year ended September 30, 2001 arising from the application of this new rule resulted in the recognition of net deferred tax liabilities of Ps.116 million.

The adjustments computed in the financial statements for the application of the new accounting principles effective in Argentina, which relate to the application of the deferred income tax method and related effects in the spun-off business and minority interest are as follows:

Consolidated Statement of Operations:

	Twelve-Month Fiscal Year ended December 31, 2002	Three-Month Fiscal Year ended December 31, 2001	Twelve-Month Fiscal Year ended September 30, 2001
Income tax	51	45	39
Income / (loss) of spun-off businesses	—	—	31
Net income (loss) for the year/period	51	45	70

Consolidated Balance Sheets:

Assets / (liabilities)	Twelve-Month Fiscal Year ended December 31, 2002	Three-Month Fiscal Year ended December 31, 2001	Twelve-Month Fiscal Year ended September 30, 2001
Liabilities - Taxes payable	—	(51)	(96)

Shareholders’ Equity:

Increase / (decrease)	Twelve-Month Fiscal Year ended December 31, 2002	Three-Month Fiscal Year ended December 31, 2001	Twelve-Month Fiscal Year ended September 30, 2001
Balance at the beginning of the year/period	(51)	(96)	(116)
Effect of Telefónica’s spun-off businesses	—	—	(50)
Net income (loss) for the year/period	51	45	70

Total	—	(51)	(96)

A. Operating Results.

For a discussion of the manner in which we charge our customers for the different services, see Item 4: “Information on the Company—Business Overview”.

Statistical Data

The following table provides basic information relating to the development of our domestic telephone system.

	December 31, 2003	December 31, 2002	December 31, 2001	September 30, 2001	September 30, 2000
Lines installed(1)	4,570,739	4,561,447	4,555,122	4,535,112	4,389,094
Lines in service(1)(2)	4,168,825	4,182,277	4,321,020	4,294,317	4,090,174
Lines in service per 100 inhabitants (Southern Region)	24.4	24.7	25.8	25.6	24.6
Lines in service per employee	477.2	464.8	459.2	443.6	409.7
Total pending applications	22,200	13,764	15,592	20,627	26,152
Percentage of lines connected to digital exchanges	100%	100%	100%	100.0%	100.0%
Public telephones installed	107,529	101,552	122,665	122,063	114,037

(1)	Include local lines, public lines and digital trunk access user service.

(2)	Exclude presubscribed lines.

Comparison of Results of Operations for the Years Ended December 31, 2003 and 2002 and September 30, 2001.

General Considerations

All references made below to 2003, 2002 and 2001 are to our fiscal years ended December 31, 2003, December 31, 2002, September 30, 2001. The following discussion is based on the inflation adjusted amounts included in the Consolidated Annual Financial Statements (in pesos restated for inflation until February 28, 2003). Such amounts have also been restated in accordance with Argentine GAAP to reflect the impact of the Reorganization. See Item 3: “Key Information—Selected Financial Data”.

Moreover, references to “real terms” or “constant terms” are to amounts restated for inflation as described in “Item 3: Key Information—Selected Consolidated Data” while references to “current terms” refers to historical amounts, not restated for inflation.

Net Revenues

Total net revenues were Ps.2,750 million in 2003, a 10.1% decrease from Ps.3,060 million in 2002. Net revenues decreased by 50.3% or Ps.3,094 million in 2002 from Ps.6,154 million in 2001. Our net revenues were affected by the pesification and freezing of our tariffs.

As a consequence of the inflationary conditions in Argentina, the pesification and lack of indexation of public services rates as described in Item 3: “Key Information—Risk Factors—Risks Relating to the Recent Economic Crisis in Argentina—The devaluation of Argentine peso, the pesification of our tariffs and the macroeconomic conditions prevailing in Argentina, have had, and may continue to have, a material adverse effect on our results of operations and financial condition”, the decline in revenues in 2003 was principally due to the drop of approximately 21.6% in prices measured in real terms partially offset by an increase in the consumption of sundry services such as measured services, public phones, access charges, a decrease in discounts to customers and an increase in access charges due to price-renegotiation with other operators.

Operating revenues presented by category of services in this Annual Report are derived from our accounting records, certain reports from our billing systems and certain estimates made by our management. This breakdown is not included in our Consolidated Annual Financial Statements.

The following table shows operating revenues in millions of pesos restated for inflation until February 28, 2003 by category of services for the years ended December 31, 2003, 2002 and September 30, 2001 net of any intercompany transactions.

	Fiscal Year Ended
	December 31, 2003			December 31, 2002			September 30, 2001
	(in millions of pesos restated for inflation until February 28, 2003)
Basic Telephone Service
Measured service	807	29.3%		922	30.2%		1,797	29.2%
Monthly basic charges(1)	666	24.2%		823	26.9%		1,492	24.2%
Special services	381	13.9%		396	12.9%		670	10.9%
Installation charges	32	1.2%		40	1.3%		123	2.0%
Public phones	180	6.6%		224	7.3%		487	7.9%
Access charges	323	11.7%		294	9.6%		690	11.2%
International long-distance service	105	3.8%		94	3.1%		312	5.1%
Direct Lines	83	3.0%		86	2.8%		178	2.9%
Publishing of telephone directories	64	2.3%		65	2.1%		119	1.9%
Other	109	4.0%		116	3.8%		286	4.7%

Total	2,750	100	%(2)	3,060	100	%(2)	6,154	100	%(2)

(1)	Includes monthly basic charges and charges for supplemental services.

(2)	Total does not sum due to rounding.

Basic Telephone Service

Measured Service

Measured service includes revenues that we collect from local and domestic long-distance calls made by our customers to other of our customers over our network. Measured service also includes revenues that we collect from local and long-distance calls made by our customers to customers of other operators that are routed over our network as well as through other operators’ networks. In the case of the latter, we bill and collect payments from our customers for the call, which we recognize as revenues, but pay other operators for the cost of using their networks. See below “—Cost of Services Provided, Administrative Expenses and Selling Expenses” and “—Fees and Payments for Services”.

Measured service decreased by 12.5% to Ps.807 million in 2003 from Ps.922 million in 2002. Measured service also decreased by 48.7% in 2002 from Ps.1,797 million in 2001. The decline in revenues in 2003 was mainly due to a decrease in rates measured in real terms of approximately 21.6% as a result of applying the same rate per telephone pulse of Ps.0.0469 in each year in the inflationary context previously described, partially offset by: (1) an increase of approximately 1.40% in the total average number of billable lines, (2) a decrease in commercial discounts in 2003 compared to 2002, (3) a 5.9% increase in average local and national long-distance consumption per line that we attribute to the recovering economy and (4) a decrease in the number of customers who were disconnected mainly for non-payment as compared to 2002.

In 2002, the decrease was due principally to: (1) a decrease in rates measured in real terms of approximately 42% as a result of the pesification and freezing of the rates at a rate per telephone pulse of Ps.0.0469 in a highly inflationary environment, partially offset by an average decrease in commercial and low consumption discounts in 2002 compared to 2001; (2) a decrease in average local and domestic long-distance traffic per line by 6.3% as a result of the recession; (3) a decrease in the average number of billable lines (fixed charge lines) due to an approximately 4.3% net decrease in the number of local and domestic long-distance lines (which includes increases and decreases of long-distance lines as a result of the implementation of the presubscription process) which resulted in gains from and losses to our competitors. See Item 4: “Information on the Company—Business Overview—Competition—Domestic Long-Distance Service”.

Monthly Basic Charges

Monthly basic charges, which include the monthly basic charges of measured service lines and prepaid lines, decreased by 19.1% to Ps.666 million in 2003 from Ps.823 million in 2002 and decreased by 44.8% in 2002 from Ps.1,492 in 2001. In 2003, the decrease was mainly due to the rate reduction in real terms (net of discounts) of about 21.6% as a result of the application in 2003 of the same rate applied in 2002.

In 2002, the decrease was mainly due to a rate reduction in real terms of approximately 42% as a result of the effect of the pesification and freezing of the tariffs in a highly inflationary environment, partially offset by a reduction in discounts granted to customers. In addition, there were increases in the number of customers who were disconnected in 2002, mainly for non-payment.

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

Special services decreased by 3.8% to Ps.381 million in 2003 from Ps.396 million in 2002 and decreased by 40.9% to Ps.396 million in 2002 from Ps.670 million in 2001. The change in 2003 was principally attributable to the effect of inflation of 21.6%, which was almost fully offset by an increase of Ps.7 million in Digital Trunk Access services, an increase of Ps.25 million in prepaid cards, and an increase of Ps.22 million in internet access and traffic in current terms, mainly due to higher consumption.

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

Installation Charges

Revenues from installation charges, which consist primarily of fees for installation of new phone lines, decreased by 20% to Ps.32 million in 2003 from Ps.40 million in 2002 and decreased by 67.5% from Ps.123 million in 2001. In 2003, the change was principally due to a decrease in prices in real terms, partially offset by an increase in line connections. The decline in 2002 was principally due to a decrease in the number of basic telephone lines installed during 2002 as compared to 2001 and a decrease in prices in real terms considering the pesification and freezing of the tariffs.

Public Phones

Revenues for public phones decreased by 19.6% to Ps.180 million in 2003 from Ps.224 million in 2002 and decreased by 54% from Ps.487 million in 2001. In 2003, the decrease was mainly due to a drop in prices in real terms of about 21.6% slightly offset by a 5.2% increase in the average number of lines of public telephony service and a 5.2% increase in average consumption by line. In 2002, the decrease was mainly due to: (1) a drop in prices in real terms; (2) lower traffic from pay phones operated by third parties of approximately 14%; (3) a reduction of 28% in the number of semi-public lines installed; and (4) a decrease by 7% and 18% in public telephones installed and traffic, respectively.

Access Charges

Access charges increased by 9.9% to Ps.323 million in 2003 from Ps.294 million in 2002 and decreased by 57.4% from Ps.690 million in 2001. The decline in 2003 was due to an average increase in interconnection consumption of approximately 5% and the renegotiation of prices with other operators, offset by a decrease in charges of approximately 10.6% in real terms. Revenues for 2003 include Ps.51 million of non-recurring amounts relating to price renegotiation with other operators. See Note 2.4.m) to the Consolidated Annual Financial Statements. In 2002, the variation was mainly due to a decrease in rates in real terms as a result of inflation, the price cap and the pesification of these charges and a decrease in the consumption of interconnection services by cellular telephone and long-distance operators.

International Long-Distance Service

Operating revenues from international long-distance service depend on the volume of traffic, the rates charged to our customers, charges to the other Argentine telecommunications providers that place international calls through our international network, and the agreed rates charged among foreign telecommunications carriers and correspondents. Payments between carriers are usually made on a net settlement basis. The contribution of net settlements from foreign telecommunications carriers from international services amounted to a loss of approximately Ps.26 million and Ps.44 million for fiscal years ended December 31, 2003 and 2002, respectively.

International long-distance service revenues increased 11.7% to Ps.105 million in 2003 from Ps.94 million in 2002 and decreased by 69.9% from Ps.312 million in 2001. These revenues include the gross revenues charged to our customers net of the cost of termination charges since we account for them on a net settlement basis. In 2003 the increase was mainly due to: (1) a 37% increase in customer outgoing tariffs in pesos in real terms mainly because of a decrease in discounts, (2) a 7.8% increase in incoming traffic liquidated with other international carriers and (3) a decrease in the outgoing traffic settled with other international carriers of approximately 8%. All of these effects were partially offset by a 19.1% decrease in customers’ outgoing traffic. The decline in 2002 was mainly due to a reduction of rates in real terms, partially offset by a decrease in discounts granted. The impact of the pesification and freezing of our tariffs and the devaluation of the peso raised the cost in pesos of termination charges to foreign carriers, which are in U.S. dollars and the pesification has precluded us from fully recovering termination charges from our customers. Likewise, there was a reduction in incoming and outgoing traffic with other international operators of approximately 22% and 25%, respectively. The decline in outgoing traffic was primarily a result of the recession.

Direct lines

Revenues from direct lines were Ps.83 million in 2003, a 3.5% decrease as compared to Ps.86 million in 2002 and decreased by 51.7% in 2002 from Ps.178 in 2001. In 2003, the decline was due to the 21.6% price drop in real terms, partially offset by an increase in digital direct lines of approximately 14%. In 2002, the decline was due to the 42.2% price drop in real terms and a decrease in digital lines of approximately 13%.

Publishing of Telephone Directories/Yellow Pages

Publishing of telephone directories, which we conduct through our wholly owned subsidiary, Telinver, decreased by 1.5% to Ps.64 million in 2003 from Ps.65 million and decreased by 45.4% in 2002 from Ps.119 million in 2001. Revenues from the publishing of telephone directories consist primarily of advertising sales. In 2003, the variation was mainly due to a drop in the publishing prices in real term, partially offset by an increase in average amounts paid by advertisers. The decrease in 2002 was mainly a result of the decline in prices in real terms and a decrease of approximately 25% in the number of advertisements placed.

Other Revenues

Other revenues decreased to Ps.109 million in 2003 from Ps.116 million in 2002, which represents a decrease of 6%. This decline was mainly due to the price drop in real terms, offset by a 11.0% increase in invoicing services and collection, network capacity and other services and a 12.0% increase in the sale of fixed terminals. In 2002, revenues decreased to Ps.116 million from Ps.286 million in 2001. The decline was mainly due to a price drop in real terms and a decrease in sales of telephone equipment.

Cost of Services Provided, Administrative and Selling Expenses

Cost of services provided, administrative and selling expenses decreased by 19.5% to Ps.2,507 million in 2003 from Ps.3,113 million in 2002 and decreased by 33.2% from Ps.4,661 million in 2001.

The following table shows the breakdown of expenses for the years ended December 31, 2003 and 2002 and September 30, 2001, net of intercompany transactions. The amounts as of December 31, 2003 and 2002 and September 30, 2001 have been restated in pesos restated for inflation until February 28, 2003. The amounts in the following table have been reclassified to facilitate the discussion of the results of operations.

	Fiscal Year Ended
	December 31, 2003			December 31, 2002			September 30, 2001
	(in millions of pesos restated for inflation until February 28, 2003)
Salaries and social security taxes	359	14.3%		431	13.8%		768	16.5%
Depreciation and amortization(1)	1,293	51.6%		1,386	44.5%		1,357	29.1%
Fees and payments for services	508	20.3%		566	18.2%		1,231	26.3%
Material consumption and other	58	2.3%		85	2.7%		131	2.8%
Management fee	86	3.4%		126	4.1%		271	5.8%
Allowance for doubtful accounts(3)	-13	-0.5%		232	7.5%		381	8.2%
Sales costs(2)	26	1.0%		32	1.0%		197	4.2%
Other	190	7.6%		255	8.2%		325	7.0%

Total(2)	2,507	100	%(4)	3,113	100	%(4)	4,661	100	%(4)

(1)	Excluding amortization of deferred financing costs.

(2)	Figures do not include operating expense amounting to Ps.20 million, Ps.22 million and Ps.78 million in 2003, 2002 and 2001. Also, figures do not include Ps.24 million for impairment in value and slow turnover in 2001.

(3)	In 2003, net of Ps.79 million of doubtful account recovery.

(4)	Total does not sum due to rounding.

Salaries and Social Security Taxes

Salaries and social security taxes decreased by 16.7% to Ps.359 million in 2003 from Ps.431 million in 2002 and decreased by 43.9% in 2002 from Ps.768 million in 2001. The decrease in 2003 was mainly due to a drop in salaries in real terms. In current terms, salaries and social security taxes increased Ps.27 million, or 8.3%, to Ps.351 million in 2003 from Ps.324 million in 2002. The increase in 2003 in current terms was mainly due to salary raises and non-remuneratory payments made to the employees for the reasons mentioned below in “—Taxes—Increases in allowance salaries.” These increases were slightly offset by a decrease in our average headcount, to 8,867 in 2003 from 9,204 in 2002. The productivity index, measured as lines in service per employee, grew from 464.8 in 2002 to 477.2 in 2003, which represents an increase of 3% approximately. In 2002, the decrease was mainly due to (1) a drop in real terms in salaries during 2002 as compared to 2001 and (2) a reduction in personnel, excluding our subsidiary, to 8,998 in 2002 from 9,680 in 2001. Lines in service per employee increased by 1% to 464.8 in 2002 from 443.6 in 2001.

The principal components of labor costs were basic wages, overtime and fringe benefits. We also incurred certain other related costs, including contributions made to the national pension plan, health plans, family allowances and additional pension contributions and life insurance premiums for employees covered by collective bargaining agreements. Most of these contributions are mandated by law.

Depreciation and Amortization

Total depreciation and amortization (excluding amortization of deferred financing costs) decreased by 6.7% to Ps.1,293 million in 2003 from Ps.1,386 in 2002 and increased by 2.1% in 2002 from Ps.1,357 million in 2001. There was no material change in depreciation and amortization in real terms because of the effect of the restatement of our assets for inflation until February 28, 2003. The decrease in 2003 was mainly due to assets that were no longer depreciated in 2003 including software and licenses, partly offset by the depreciation generated by investments as a consequence of increased activity during the second half of 2003.

In 2002, the change was principally due to the amortization of the net book value of goodwill related to the internet business and to the completion of works in progress after September 30, 2001, the depreciation of which started as of such date, which was almost fully offset by the effect of assets that are no longer depreciated as a result of their reaching the end of their useful life.

Fees and Payments for Services

Fees and payments for services decreased by 10.2% to Ps.508 million in 2003 from Ps.566 million in 2002 and decreased by 54% in 2002 from Ps.1,231 million in 2001. In 2003 the change resulted mainly from the effect of inflation in current amounts of approximately 20.5%. In current terms there was an increase of 12.8% to Ps.502 million in 2003 from Ps.445 million in 2002.

The increase in 2003 in current amount was due to:

•	increase in fees for technical services and information technology and advice and consulting services of Ps.12 million due to the renegotiation of prices and the services provided pursuant to service agreements;

•	increase in interconnection charges with other operators of Ps.26 million as a consequence of the renegotiation of prices and increase in consumption, including Ps.15 million relating to non-recurrent expenses;

•	increase in advertising charges of Ps.10 million for mass media advertising and telemarketing campaigns;

•	increase of Ps.13 million in building maintenance costs, principally moving and refurbishment expenses, including the transfer of the corporate headquarters to our current address; and

•	increase in security services, communication charges and traveling expenses of Ps.4 million.

These increases were partially offset by a reduction in network maintenance of Ps.6 million, lower expenses in 2003 due to a decrease in cable theft that had a material impact in 2002 and a reduction in the cost of maintenance of hardware and software of Ps.3 million.

In 2002, the variation was basically generated by a reduction in service costs in real terms, and a decrease in the use of these services due to Argentina’s economic crisis and a general cost reduction during 2002. In current terms fees and payments for services decreased Ps.92 million or 17% from Ps.538 million in 2001 to Ps.445 million in 2002. In 2002, in current terms, we experienced:

•	declines in advisory and consulting expenses by Ps.13 million, sales commissions by Ps.15 million, temporary personnel costs by Ps.8 million and costs related to reduction in social security taxes (International Telecommunications Union) Ps.9 million

•	decreases in interconnection charges with other operators by Ps.3 million due to a decrease of consumption and rates and an increase in access costs in the northern region for Ps.2 million;

•	decreases in expenses related to building renovation by Ps.3 million and traveling and safety and communications expenses of Ps.3 million;

•	decreases in advertising expenses by Ps.67 million mainly related to the completion of certain advertising campaigns carried out mainly in 2001;

•	increases related to information systems by Ps.7 million; and

•	increases in other network maintenance costs for Ps.17 million, mainly due to an increase of cable theft and an increase of maintenance of hardware and software of Ps.9 million.

Material Consumption and Other Expenses

Material consumption and other decreased Ps.27 million to Ps.58 million in 2003 from Ps.85 million in 2002 and decreased Ps.46 million in 2002 from Ps.131 million in 2001. The main cause of the difference in 2003 is the effect of the adjustment for inflation of 30.9%.

The variation in 2002 is primarily the result of lower consumption of certain materials resulting from the decrease in business activity.

Management Fee

There was a decrease in the management fee of 31.7% to Ps.86 million in 2003 from Ps.126 million in 2002 and a decrease of 53.5% from Ps.271 million in 2001 to Ps.126 in 2002. The main cause of this decrease in 2003 is the effect of the adjustment for inflation on current charges of 33% as compared to 2002 and a decrease in the applicable rate, from 9% to 4% since May 2003 partially offset by a 15.5% increase in income considered for fee calculation of Ps.1,536 million in 2003 from Ps.1,333 million in 2002. In 2002, the variation was mainly due to the decrease in revenues less the cost of services provided, administrative and selling expenses considered for the fee calculation. See Item 4: “Information on the Company—Business Overview—Management Fee.”

Allowance for Doubtful Accounts

The charge to income for the allowance for doubtful accounts decreased 105.6% to a net credit of Ps.13 million in 2003 from a Ps.232 million charge in 2002 and decreased by 39.1% in 2002 from a charge of Ps.381 million in 2001. The charge to income for the allowance for doubtful accounts, which was Ps.232 million in 2002, reflected in 2003 a recovery of bad debts of Ps.13 million in excess of charges for increases in currently past due balances. This recovery is due to the fact that in 2002, as a consequence of the crisis suffered in Argentina, we had taken into account possible collection terms and conditions resulting from debtors in arrears and the new recoverability policies implemented by us at the end of 2002. In 2003, past due balances decreased due to the gradually increasing stability of the economy, and we designed different plans to manage overdue balances and collections, resulting in a decrease in the charges for the fiscal year and recovery of reserved customers. The effect in 2003 can be summarized as follows: (1) charges for the allowance for uncollectible debts amounted to Ps.66 million, representing a 71.6% decrease as compared to Ps.232 million in 2002; and (2) a total recovery of Ps.79 million was recorded in 2003 from collection of balances from debtors in arrears previously reserved.

The charge in 2002 was 7.5% in terms of allowance for doubtful accounts over net revenues, equivalent to a 21.8% increase compared to 2001. The relative increase was due to a larger allowance for overdue accounts in fiscal 2002, as certain customer categories were particularly affected by the economic crisis in the country.

Sales Costs

Sales costs, primarily related to equipment sold, decreased by 18.7% to Ps.26 million in 2003 from Ps.32 million in 2002 and decreased by 83.8% in 2002 from Ps.197 million in 2001. In 2003 the principal cause of the reduction was the effect of the adjustment for inflation on charges in current currency. The charge to expenses for cost of sale of equipment, telephone accessories and other supplies increased by 100% in current terms to Ps.16 million in 2003 as compared to Ps.8 million in 2002. This change mainly results from the increase in ADSL modems sold by Ps.3 million and other inventories of Ps.8 million, not offset by a reduction in sales of mobile terminals.

In 2002, the decreased cost of sales results mainly from the decrease in equipment and telephone accessories sold.

Other

The charge to income of other operating costs decreased by 25.5% to Ps.190 million in 2003 from Ps.255 million in 2002 and decreased by 21.5% from Ps.325 million in 2001. The variation in 2003 was mainly due to the decrease in costs in real terms of approximately 21.6%. Particularly, there was a reduction in cost of 7.7% in current terms from Ps.194 million in 2002 to Ps.179 million in 2003, mainly due to a Ps.17 million decrease in leases related to the transfer of the corporate headquarters to our current address, offset by an increase in taxes of Ps.6 million due to the higher activity and increased cost of insurance of Ps.1 million.

In 2002 the variation in current terms was an increase of Ps.42 million or a 28%, from Ps.152 million in 2001 to Ps.194 million in 2002. The variation was mainly due to an increase in cost of leases of Ps.13 million, an increase of cost of insurance of Ps.5 million, increase of commissions of Ps.2 million and the tax charged on checking accounts credits and debits beginning in 2001, which was presented under unusual items in 2001 and was presented in operating costs (administrative expenses) in 2002. These increases were partially offset by a decrease in other personnel expenses and costs of transportation.

Other Expenses, Net

Other expenses, net decreased 53.6% to Ps.71 million in 2003 from Ps.153 million in 2002, and decreased 38.6% from Ps.249 million in 2001. In 2003 the decrease included Ps.20 million corresponding to the effect of the adjustment for inflation on current charges. There was a decrease in current terms of 46.6% to Ps.71 million in 2003 from Ps.133 million in 2002. The change in current terms principally resulted from a reduction in charges for contingencies, a decrease in fixed assets retired and in employee termination charges. The decrease in 2002 is mainly due to a decrease in charges in real terms. The variation in current terms in 2002 is mainly due to a decrease of employee termination costs and in fixed assets retired partially offset by an increase in charges for contingencies.

Financial Gains and Losses

Consolidated gross capitalized interest totaled Ps.8 million in 2003 and Ps.8 million in 2002. In 2003 and 2002, net financial gains and losses amounted to a gain of Ps.236 million and a loss of Ps.3,258 million, respectively, representing a variation in net financial charges of Ps.3,494 million. The variation in 2003 was mainly due to the impact of the appreciation of the peso on the net monetary position in foreign currency, which resulted in a exchange differences charge that, net of the result from the monetary gain/loss, amounted to a gain of Ps.760 million in 2003 as compared to a loss of Ps.2,471 million in 2002. In addition, interest charges, financial charges and inflation gain (loss) on monthly accounts decreased by 32.2%, to a loss of Ps.466 million in 2003 from a loss of Ps.688 million in 2002, mainly due to a decrease in the average exchange rate, a decrease in financial payables and a decrease in the interest rate applied to our debt owed to Telefónica Internacional.

In 2002, net financial losses amounted to Ps.3,258 million. The variation in 2002 as compared to 2001 was mainly due to the impact of the exchange difference on the net monetary position in foreign currency, which, net of the result from the monetary gain/loss, amounted to a loss of Ps.2,471 million. In addition, the increase in the amount of interest from higher interest rates and the rate of exchange, in those cases in which interest was payable in a foreign currency, led to an interest loss of Ps.688 million, net of monetary gain/loss, and a loss from the exposure to inflation of monetary assets and liabilities in pesos of Ps.58 million.

Income/(Loss) Before Income Tax and Net Income/(Loss) from Spun-off Businesses

Income/(loss) before income tax and before income/(loss) from spun-off businesses improved Ps.3,867 million to an income of Ps.405 million in 2003 as compared to a loss of Ps.3,462 million in 2002, which was a variation of Ps.4,420 from an income of Ps.958 million in 2001. In 2003, the variation was mainly due to the variation of holding and financial income/(loss). In 2002, the decrease was mainly due to the increase by Ps.2,991 million of the net financial loss, due mainly to the devaluation and the net effect of the adjustment for inflation.

Net Income/(Loss)

Net income/(loss) improved from a net loss of Ps.3,411 million in 2002 to a net income of Ps.405 million in 2003, mainly due to the variation of holding and financial income/(loss). In 2002, the net income/(loss) declined to a net loss of Ps.3,411 million from a net income of Ps.564 million in 2001. The income tax benefit of Ps.51 million in 2002 corresponds to the reversal of net deferred tax liabilities existing at the beginning of the 2002 fiscal year, mainly as a result of the effects of the devaluation of the peso which occurred in that year.

Comparison of Results of Operations for the Three-Month Fiscal Year Ended December 31, 2001 and the Unaudited Three-Month Period Ended December 31, 2000.

General Considerations

All references made below to 2001 and 2000 are to our three-month fiscal year ended December 31, 2001 and the unaudited three-month period ended December 31, 2000. The following discussion is based on the amounts included in our Transition Report for the three-month fiscal year ended December 31, 2001 in pesos restated for inflation until February 28, 2003. Such amounts have been restated in accordance with Argentine GAAP to reflect the impact of the Reorganization. See Item 3: “Key Information—Selected Financial Data”.

Net Revenues

Net revenues decreased by 9.2% to Ps.1,424 million in the three-month fiscal year ended December 31, 2001 from Ps.1,569 million in the three-month fiscal year ended December 31, 2000.

Operating revenues figures presented by category of services in this Annual Report are derived from our accounting records, certain reports from our billing systems and certain estimates made by our management. This breakdown is not included in our Consolidated Annual Financial Statements.

The following table shows operating revenues by category of services.

	Three-Month Fiscal Year-Ended December 31, 2001			Three-Month Fiscal Period Ended December 31, 2000 (unaudited)
	(in millions of pesos restated for inflation until February 28, 2003)
Basic telephone service
Measured service	435	30.5%		490	31.2%
Monthly basic charges(1)	376	26.4%		374	23.8%
Special services	161	11.3%		164	10.5%
Installation charges	26	1.8%		31	2.0%
Public phones	101	7.1%		117	7.5%
Access charges	119	8.4%		186	11.9%
International long-distance service	75	5.3%		82	5.2%
Direct Lines	57	4.0%		55	3.5%
Publishing of telephone directories	33	2.3%		9	0.6%
Other	41	2.9%		61	3.9%

Total	1,424	100	%(2)	1,569	100	%(2)

(1)	Includes monthly basic charges and charges for supplemental services.

(2)	Total does not sum due to rounding.

Measured service decreased by 11.2% to Ps.435 million in the three-month fiscal year ended December 31, 2001 from Ps.490 million in the corresponding three-month period in 2000. The change was principally due to a decrease in the average number of billable domestic long-distance lines of 11% (considering increases and decreases in long-distance lines as a consequence of competition through the so-called “presubscription” process, which resulted in gains from and losses to our competitors) and a decrease of 3% in long-distance pulses consumed.

Monthly basic charges, which include the monthly basic charges of measured service lines, as well as of prepaid lines, increased by 1.0% to Ps.376 million in the three-month fiscal year ended December 31, 2001 from Ps.374 million in the corresponding three-month period in 2000. The change was principally due to the increase in average number of billable lines.

Special services decreased by 1.8% to Ps.161 million in the three-month fiscal year ended December 31, 2001 from Ps.164 million in the corresponding three-month period in 2000. The changes were principally due to a decrease in revenues from internet calls (internet traffic decrease 19.5%), and a decrease in revenues from digital trunk access services mainly due to the granting of greater commercial discounts on basic rate and metered service. Such decrease was offset by an increase in the use of prepaid calling cards.

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

Revenues for public phones decreased by 13.7% to Ps.101 million in the three-month fiscal year ended December 31, 2001 from Ps.117 million in the corresponding three-month period in 2000. The decrease was due to decreased average traffic of 27% of pay phones operated by third parties and a decrease of 15.9% in traffic of street pay phone lines. This variation was partially offset by a decrease in the commercial discounts granted to third-party operators of pay phones.

Access charges decreased by 36.0% to Ps.119 million in the three-month fiscal year ended December 31, 2001 from Ps.186 million in the corresponding three-month period in 2000. The decrease was principally due to decreased interconnection traffic from long-distance operators and the commercial discounts granted. Additionally, revenues from cellular interconnection were affected by a decrease in average rates and commercial discounts granted to customers.

International long-distance service revenues decreased by 8.5% to Ps.75 million in the three-month fiscal year ended December 31, 2001 from Ps.82 million in the corresponding three-month period in 2000. The changes were principally due to a decrease in consumed minutes. These consumed minutes decreased to 59.7 million minutes in 2001 from 68.8 million minutes in 2000.

Revenues from direct lines increased by 3.6% to Ps.57 million in the three-month fiscal year ended December 31, 2001 from Ps.55 million in the corresponding three-month period in 2000. The increase in the three-month fiscal year ended December 31, 2001 was due to the increase in the installation of direct lines.

Revenues from the publishing of telephone directories increased by 266% to Ps.33 million in the three-month fiscal year ended December 31, 2001 from Ps.9 million in the corresponding three-month period in 2000. The increase in the three-month fiscal year ended December 31, 2001 was due to the rescheduling of the effective distribution of directories in certain areas in an amount of Ps.24 million including mainly the cities Mar del Plata, Neuquén, Chubut and San Juan.

Other revenues, which primarily include sales to companies, invoicing service and collection, and network capacity, decreased by 32.8% to Ps.41 million in the three-month fiscal year ended December 31, 2001 from Ps.61 million in the corresponding three-month period in 2000. The change was principally due to an approximately Ps.36 million decrease in sales of equipment, partially offset by our increase in other sales.

Cost of Services Provided, Administrative Expenses and Selling Expenses

Cost of services provided, administrative expenses and selling expenses increased by 12.3% to Ps.1,310 million in the three-month fiscal year ended December 31, 2001 from Ps.1,167 million in the corresponding three-month period in 2000.

The following table shows the breakdown of expenses.

	Three-Month Fiscal Year Ended December 31, 2001			Three-Month Period Ended December 31, 2000 (unaudited)
	(in millions of pesos restated for inflation until February 28, 2003)
Salaries and social security taxes	188	14.4%		210	18.0%
Depreciation and amortization(1)	368	28.0%		334	28.6%
Fees and payments for services	302	22.9%		290	24.8%
Material consumption and other	33	2.5%		35	3.0%
Management fee	44	3.4%		71	6.1%
Allowance for doubtful accounts	268	20.5%		86	7.3%
Sales costs(2)	20	1.5%		44	3.8%
Other	88	6.8%		98	8.4%

Total	1,311	100	%(3)	1,168	100	%(3)

(1)	Excluding the portion corresponding to financial expenses.

(2)	Does not include Ps.15 million and Ps.20 million in 2001 and 2000 corresponding to operating costs relating to the publishing of directories.

(3)	Total does not sum due to rounding.

Salaries and social security taxes decreased by 10.5% to Ps.188 million in the three-month fiscal year ended December 31, 2001 from Ps.210 million in the corresponding three-month period in 2000. The variation was mainly due to a significant reduction in headcount, which we decreased to 9,410 in the three-month fiscal year ended December 31, 2001 from 9,856 in the corresponding three-month period in 2000. Lines in service per employee increased by 9.36% to 459.2 as of December 31, 2001, from 419.9 as of December 31, 2000.

Total depreciation and amortization increased by 10.18% to Ps.368 million in the three-month fiscal year ended December 31, 2001 from Ps.334 million in the corresponding three-month period in 2000. The change was principally due to the completion of different works in progress and the acquisition of fixed assets after December 31, 2000, the depreciation of which started as of such date.

Fees and payments for services increased from Ps.290 million in the three-month fiscal year ended December 31, 2000 to Ps.302 million in the corresponding three-month period in 2001; therefore rising by 4.1%. The variation is attributable to the increase in: (1) costs related to outsourcing operations and maintaining information technology systems structure of approximately Ps.6 million; (2) expenses for information technology system analysis and programming in the amount of approximately Ps.7 million; and (3) expenses related to network maintenance totaling Ps.9.1 million. These increases in expenses were partially offset by lower advertising expenses, which totaled Ps.14.6 million.

Material consumption and other decreased Ps.2 million to Ps.33 million in the three-month fiscal year ended December 31, 2001 from Ps.35 million in the corresponding three-month period in 2000.

The management fee decreased 38% to Ps.44 million in the three-month fiscal year ended December 31, 2001 from Ps.71 million in the corresponding three-month period in 2000 mainly due to the decrease in the operating income before depreciation and amortization, which was Ps.368 million and Ps.334 million, amounts to Ps.481 million in the three-month fiscal year ended December 31, 2001 from Ps.735 million in the corresponding three-month period in 2000.

The charge for the allowance for doubtful accounts increased to Ps.268 million in the three-month fiscal year ended December 31, 2001 from Ps.86 million in the corresponding three-month period in 2000. This represents a 212% increase. This change arose mainly from the effect of the Argentine macroeconomic situation on collection 65 terms and delinquency levels, which significantly affected certain types of customers. The biggest part of the increase resulted from the management, computing the corresponding financial effect, of the possible collection terms and of the receivables from the Argentine government (which amount past-due as of December 31, 2001 was Ps.184 million in pesos restated for inflation until February 28, 2003). The above takes into account collection efforts in progress and the information available on Argentina’s macroeconomic situation at the time.

The sales costs decreased to Ps.20 million in the three-month fiscal year ended December 31, 2001, from Ps.44 million in the corresponding three-month period in 2000, which represents a 54.5% decrease. The decreased sales costs results mainly from the decrease in sales telephone equipment and accessories since January 2001.

Other costs decreased by 8.2% to Ps.88 million in the three-month fiscal year ended December 31, 2001 from Ps.98 million in the corresponding three-month period in 2000. This variation was due to a decrease in rental expense of Ps.11 million, the charge to allowance for impairment in value and the slow turnover of inventories of Ps.9 million. This decrease was partially offset by the new tax on checking account credits and debits in 2001 of Ps.9 million.

Other Expenses, Net

Other expenses, net decreased to Ps.52 million in the three-month fiscal year ended December 31, 2001 from Ps.66 million in the corresponding three-month period in 2000. This change arose mainly from decreased charges due to fewer employee terminations and less book value of fixed assets that was retired. Such decrease was partially offset by increases in allowance for contingency.

Financial Gains and Losses

Consolidated gross capitalized interest totaled Ps.4 million in the three-month fiscal year ended December 31, 2001 and Ps.31 million in the corresponding three-month period in 2000. Net financial gains and losses amounted to a loss of Ps.65 million and Ps.64 million in 2001 and 2002, respectively. Financial gains on assets were Ps.15 million in 2001 compared to Ps.11 million in 2000. Thereafter financial losses on liabilities were Ps.80 million in 2001 from Ps.75 million in 2000.

Income Before Income Tax and Minority Interest and Net Income

Income before income tax and before net (loss)/income from spun-off businesses was a loss of Ps.13 million in the three-month fiscal year ended December 31, 2001, compared to income of Ps.268 million in the corresponding three-month period in 2000, representing a variation of Ps.281 million.

Taxes

Income Tax and Minimum Presumed Income Tax: When there is taxable income, we calculate the income tax charge by applying the legally stipulated tax rate of 35% to the taxable income for the year.

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

Tax on Interest and Financial Cost of Corporate Indebtedness: This tax applies at a 15% rate to interest and other financial expenses paid by the companies residing in Argentina as a result of loans granted by financial institutions under Law No. 21,526 or corporate bonds that are exempted under Law No. 23,576, and held by individuals or legal entities residing abroad or individuals residing in Argentina. As of December 12, 2000, Law No. 25,360 reduced the tax rate to 10% for the period January 1, 2001 through June 30, 2001 and to 8% from July 1, 2001, while Law No. 25,402 (published in the Official Gazette of January 12, 2001) reduced the tax rate to 6% for the period October 1, 2001, through December 31, 2001, to 4% for the period January 1, 2002 through March 31, 2002, and to 2% for the period April 1, 2002 through June 30, 2002. This tax was abrogated from July 1, 2002 according to Law 25,402. This tax is deductible for income tax purposes.

Value-Added Tax: VAT does not have a direct impact on our results of operations. VAT rates on revenues are 21%, 27%, 31.5%, 40.5% and 44.15%, depending on the type and tax situation of the customer. On June 2004, the 40.5% rate will no longer be applicable. The weighted average rate for current customers is between 24% and 26% of revenues. Since April 10, 1995, banks have been required to withhold, on behalf of the Argentine government, 8% of VAT on the bills they collect on our behalf. The VAT actually deposited by us is the net amount resulting from the amount billed to customers minus the sum of the amounts withheld by banks and the amounts charged to us by our suppliers in connection with the purchase of goods and services.

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

Tax on Bank Checking Account Transactions

Law No. 25,413 (published in the Official Gazette on March 26, 2001), as amended and regulated, established, with certain exceptions, a tax levied on debits and credits on bank accounts maintained at financial institutions located in Argentina and on other transactions that are used as a substitute for the use of checking bank accounts. The general tax rate is 0.6% for each debit and credit; however, there are increased rates of 1.2% and reduced rates of 0.075%, depending upon certain conditions. Local checking bank accounts are subject to the 0.6% rate.

Effective January 8, 2003, Law No. 25,722 extended the application of this tax through December 31, 2004.

Other Taxes: The tax assessed on us to finance the activities of the Regulatory Authority is levied on total monthly revenues from us for the provision of telecommunications services, net of any applicable tax on the revenues at a rate of 0.5%. Amounts paid to other service providers for access charges are deductible as soon as such service provider pays the tax.

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

Section 80 of Law No. 25,565 provided for an employer’s contribution of 6% to health plans and a 21% for the employers social security contributions related to the following subsystems: retirement, family allowance, employment fund and healthcare for retirees and pensioners. Decree 814/01 allowed a certain percentage of the employer’s contribution to be credited against VAT monthly tax liability.

Law No. 25,723, effective January 17, 2003, introduced changes to certain provisions of Decree No. 814/01 that are applicable to January 2003 employer contributions paid on or after February 1, 2003, reducing by 1.5% the available value-added tax credit on social security contributions and food vouchers. This change would not apply in geographical areas where the tax credit was over 7% before the amendment.

Following this amendment, value-added tax credits are no longer available on contributions made in respect of employees in the City of Buenos Aires and Greater Buenos Aires, while those for employees throughout the rest of the province of Buenos Aires and most of the provinces have been reduced by 1.5%, thus increasing net contributions.

Increases in Allowance Salaries

After the issuance of Decree No. 1273/02, Decrees Nos. 2,641/02 and 905/03 established the mandatory payment of a monthly non-remuneratory amount of Ps.200 until December 31, 2003 to all the employees falling within the scope of collective bargaining agreements. Decree No. 392/03 increased by Ps.224 the basic salary of employees governed by collective bargaining agreements. The amount of Ps.224 was added to the basic salary of such employees in 8 monthly installments of Ps.28 each from July 2003 to February 2004. This Ps.224 increase qualifies as an integral part of the salary and is therefore subject to payments to social security and contributions.

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

Results of Operations in Accordance with U.S. GAAP

The main differences between net income calculated in accordance with U.S. GAAP and with Argentine GAAP are described in Note 21(b) to the Consolidated Annual Financial Statements. Net revenues less cost of services provided, administrative and selling expenses and operating exchange differences in accordance with U.S. GAAP amounted to an income of Ps.899 million in 2003, Ps.235 million in 2002, and Ps.584 million in 2001. Income before income tax and minority interest in accordance with U.S. GAAP amounted to an income of Ps.1,078 million in 2003, a loss of Ps.3,406 million and an income of Ps.422 million in 2001. After income tax charges in accordance with U.S. GAAP of Ps.35 million in 2003, Ps.48 million in 2002 and Ps.149 million in 2001, and a loss for the cumulative effect of changes in accounting principles of Ps.72 million in 2001, net income in accordance with U.S. GAAP amounted to a net income of Ps.1,043 million in 2003, a net loss of Ps.3,454 million in 2002 and a net income of Ps.201 million in 2001.

U.S. GAAP adjustments to net income mainly relate to the following:

1)	Net income under U.S. GAAP was affected by: (a) the reversal of inflation restatement and monetary results under U.S. GAAP (see Note 21.b.1 to the Consolidated Annual Financial Statements) of Ps.658 million, (b) the effect during the year of the deferral of installation revenues and amortization of net revenues deferred under the provisions of Staff Accounting Bulletin (“SAB”) 101 of Ps.22 million) and (c) the reversal of the charge to income under Argentine GAAP of deferred capitalized exchange differences representing an income of Ps. 2 million. These effects were compensated by (a) the net effect during the year for debt refinancing costs representing a loss of Ps. 4 million and (b) a loss of Ps.5 million for an additional interest expense related to the difference in valuation of the new debt issued under the exchange offer transaction. Net income under U.S. GAAP for 2002 was influenced by the effects of: (a) the devaluation effects of the Argentine peso of a loss of Ps.1,400 million that were recognized in the three-month fiscal year ended December 31, 2001 under U.S. GAAP, and (b) the net effect during the year of the deferral of new installation revenues and amortization of net revenues deferred under the provisions of Staff Accounting Bulletin (“SAB”) 101 of Ps.16 million. These effects were offset by: (a) the reversal of inflation restatement and monetary results under U.S. GAAP (see Note 21.b.1) of Ps.1,353 million, (b) expensing under U.S. GAAP of capitalized cost of refinancing of debt of Ps.13 million, (c) the expensing under U.S. GAAP of capitalized exchange differences of Ps.12 million and (d) the additional loss caused by the valuation of the derivatives instruments at fair value of Ps.30 million.

2)	The U.S. GAAP adjustments for deferred income tax decreased to a loss of Ps.35 million in 2003 from a loss of Ps.71 million in 2002.

•	In 2003, the change was principally a result of the creation of a valuation allowance for the net deferred tax assets as of the year-end, under U.S. GAAP, which included a minimum presumed income tax credit that increased in the amount of Ps.37 million in relation to the existing amount at the end of the previous year.

•	In 2002, the change was mainly due to the creation of a valuation allowance for the net deferred tax assets as of the year-end under U.S. GAAP which included a minimum presumed income tax credit. The creation of the allowance was the result of the estimation, considering the effects of the economic environment and the effects of the devaluation described in Notes 11 and 14 to the Consolidated Annual Financial Statements, of the “more likely than not” criteria for realization of the net tax assets mainly resulting from the income tax loss carry forward generated by the effect of the devaluation in taxable results.

B. Liquidity and Capital Resources.

Sources of Funds

We finance our operations pursuant to a policy that combines the use of internally generated funds with the use of financings obtained from third-parties and shareholders. Our general financing policy has been to cover our future cash needs to achieve our investment plan and meet our short and long-term obligations as they become due mainly with funds generated by the operations plus, if possible, depending on the prevailing economic situation, bank loans and access to capital markets. Alternatively, we would attempt to refinance and extend the maturity of our indebtedness. As of December 31, 2003, our unconsolidated current assets are lower than our unconsolidated current liabilities in Ps.1,853 million. Our unconsolidated current liabilities include U.S.$538 million (62%) of debt owed to Telefónica Internacional. However, due to the macroeconomic situation described elsewhere, as of the date of issuance of this Annual Report, third parties’ credit lines are not available in amounts sufficient to enable us, together with internally generated funds, to meet our current debt obligations. Furthermore, it is not possible to determine whether this situation will evolve favorably in the short-term. As of December 31, 2003, our unconsolidated financial and banking debt totaled the equivalent of Ps.4,420 million, out of which Ps.2,482 million are classified as non-current on our balance sheet and relate to agreements that provide for acceleration after the implementation of certain steps of their outstanding amounts, if other obligations are in default. On the other hand, Telefónica has advised us that, as of the date of issuance of this Annual Report, it was still evaluating the Argentine macroeconomic context and analyzing financing alternatives for us, including the possibility of refinancing or not over the long-term our current loans from Telefónica Internacional, and, if necessary providing additional financing.

Consequently, our ability to meet our short-term liabilities will depend on Telefónica Internacional’s continued refinancing of the loans granted to us, or the availability of other financing sources either from related or third parties, which to date are not available in sufficient amounts. Should no financing alternatives be available for us or should we not succeed in obtaining refinancing, including our indebtedness with Telefónica Internacional, we would not have sufficient funds available to pay our current liabilities (including those disclosed as current on the balance sheet as of December 31, 2003 and such non-current liabilities that would become current, if creditors claimed a default) payable to domestic and international creditors. Although we will continue to make our best efforts to obtain such financing, which to date have had favorable results evidenced by waivers granted from Telefónica Internacional and the exchange of our short-term for long-term debt and short-term refinancing in the exchange offers (see “—Debt—Exchange of Notes”), as of the date of issuance of this Annual Report it is not possible to assure what the result of such negotiations will be, and, consequently, that we will be able to settle our current liabilities in the normal course of business and maintain our normal operations. If Telefónica Internacional agrees to continue to roll over most of its loans to us, we currently expect to be able to cover our short-term obligations with unrelated parties using internally generated funds plus our current short-term investments if there are no significant changes in the short-term operating and financial costs due to the macroeconomic situation such as inflation and devaluation.

In light of the amount of our short-term indebtedness that came due in 2002 and was to come due in 2004, we implemented a strategy to restructure our indebtedness, minimize the financial risks in meeting our commitments and avoid defaulting on our debt. Actions taken to date have included extending the maturities of our long-term public debt for long-term debt and paying a portion of our debt from available cash. As a result of these actions, we have significantly improved our financial position by providing us with more time to continue as a going concern until Argentina returns to economic and political stability.

As part of this strategy, we offered to exchange new notes due in 2007 and cash for our then existing notes due in 2004 and to exchange new notes due in 2010 and cash for our then existing notes due in 2008. We also offered to exchange (1) new notes due in 2011 denominated in U.S. dollars issued by us and cash for the Cointel’s 8.85% Series A notes due 2004, and (2) new notes due 2011 convertible into U.S. dollars in August 2004 or new U.S. dollar-denominated notes due 2011, and cash, for the 10.375% Series B notes of Cointel due 2004. The Cointel notes acquired in this exchange were transferred to Telefónica Internacional in exchange for a reduction in our short-term debt with them.

The benefits we obtained as a result of our debt renegotiation strategy are as follows:

•	Extension of maturities on our short and long-term debt. Through offers to exchange our notes due in 2004 and 2008, we extended the maturities of the major portion of our short and long-term obligations by three years and two years and a half, respectively. The exchange of the 2004 notes which was accepted by 73% of the noteholders was the best available alternative to refinance such notes. Under the terms and conditions of the notes due in 2006, if, as of July 1, 2004, the principal outstanding amounts on existing obligations due in 2004, including any refinancing or renegotiation of those notes with debt maturing before July 1, 2006 exceeded U.S.$90 million, in July 2004 we would have been required to make an offer to purchase such notes maturing in 2006 at 100% of the principal amount, plus accrued and unpaid interest. As of December 31, 2002, such notes due 2006 totaled U.S.$71.4 million outstanding. The successful outcome of the offer to exchange notes due in 2004 enabled us to avoid offering to purchase such existing notes due in 2006, thus effectively maintaining the maturity of those notes in July 2006. In addition, we obtained acceptance of 66% in the exchange of the existing notes due 2008.

•	Exchange of a portion of our short-term intercompany debt for long-term debt with bondholders. We had agreed with Telefónica Internacional that once the offers to exchange Cointel’s notes had been carried out, we would transfer to Telefónica Internacional all the Series A and Series B notes of Cointel we acquired in exchange for a reduction in our short-term debt to Telefónica Internacional. As a result of this transaction, we settled an amount equivalent to U.S.$174 million, by issuing long-term debt due in 2011 amounting to U.S.$148.1 million.

•	Reduction in outstanding debt. The cash payments we made as part of the exchange offer amounted to U.S.$76.1 million and Ps.4.6 million which served to reduce our debt by an equivalent amount.

•	Providing additional time until Argentina achieves economic and political stability. The Argentine economy is in process of recovery. The successful outcome of these exchange offers has given us additional time to wait until the political and economic situation in Argentina stabilizes, which may provide opportunities to Argentine companies, including us, to regain access to capital markets and credit lines.

The shareholders’ meeting held on December 19, 2003 approved a global program of negotiable obligations, not convertible into shares, for a maximum outstanding amount at any time of Ps.1.5 billion or the equivalent amount in other currencies, in various series and/or successive tranches, either cumulative or non-cumulative, under Argentine law. This shareholders’ meeting delegated to our Board of Directors the power to set the remaining issue conditions and to decide to request or not authorization to quote in the BCBA and/or other local or foreign exchange markets. On March 22, 2004 our Board of Directors approved the main terms and conditions of the program. Our intention is to raise funds from the Argentine peso market to the extent available under market conditions.

Cash Provided by Operating Activities. Cash flow from operations was Ps.1,489 million in the fiscal year ended December 31, 2003. Cash flow from operating activities increased Ps.24 million from Ps.1,465 million in 2002 to Ps.1,489 million in 2003 primarily as a result of the recovery of the macroeconomic situation in Argentina, the improving cash management with regards to collection policies and trade payables.

Cash Flows from Continuing Investing Activities. In the fiscal year ended December 31, 2003, we made capital expenditures of Ps.141 million. All amounts are net of amounts financed by trade, bank and financial payables. We decreased substantially our capital expenditures in 2003 as compared to historical levels in a response to the economic crisis in Argentina whereby we focused on conserving cash resources in the face of liquidity constraints. As a result, since 2002 we have reduced capital expenses rapidly and invested only in those projects that generate cash flow in the near term and those that were deemed to be high priority. See “—Overview”.

Cash Flows from Continuing Financing Activities. In the fiscal year ended December 31, 2003, cash used in continuing financing activities was Ps.1,393 million, of which Ps.954 million represented a decrease in bank and financial liabilities. Our outstanding foreign currency indebtedness was reduced from an equivalent of U.S.$1,842 million at the beginning of 2003 to U.S.$1,543 million at the end of 2003. In addition, we paid no dividends in 2003. Moreover, we refinanced a portion of our notes due in 2004 and 2008 for an aggregate principal amount of U.S.$409.7 million with the issuance of new notes due in 2007 and 2010 and we canceled part of our short-term debt held by Telefónica Internacional for an amount of U.S.$174 million with the Cointel notes obtained through the exchange mentioned above.

Investments in Fixed Assets and Capital Expenditures

The following table contains a breakdown of our capital expenditures.

	Twelve Month Fiscal Year Ended December 31, 2003(2)	Twelve Month Fiscal Year Ended December 31, 2002(1)(2)	Twelve Month Fiscal ear Ended December 31, 2001(2)	Three Month Period Ended December 31, 2000 (unaudited)(2)	Twelve Month Fiscal Year Ended September 30, 2001(2)
	(in millions of pesos restated for inflation until February 28, 2003)
Land, buildings and equipment	2	4	33	9	77
Transmission and switching equipment	85	74	77	79	321
External plant	7	20	52	50	242
Telephone equipment	17	14	24	28	106
Materials	21	10	—	4	61
Other	54	29	24	7	83

Total(2)	186	151	210	177	890

(1)	Exclude Ps.29 million (in pesos restated for inflation until February 28, 2003) of capitalized exchange difference.

(2)	In the fiscal year ended December 31, 2003, includes Ps.45 million financed by trade payables. For the fiscal years ended December 31, 2002 and September 30, 2001, includes Ps.15 million and Ps.40 million financed by trade, bank and financial payables and for the three-month period ended December 31, 2000, includes Ps.41 million financed by trade bank and financial payables.

Fixed assets were assessed for impairment based on their recoverable value on the basis of our management´s best estimate of future cash flows of our telecommunications business, considering current information and future telephone service rates estimates. The relationship between variables determining revenues and expenses is currently mismatched as a result of the pesification and freezing of our tariffs in the context of a potentially inflationary economy and may continue to be mismatched depending upon the outcome of our pending tariff renegotiation with the Argentine government. Our tariff renegotiation proposal attempts to achieve the relationship between variables determining revenues and costs, i.e., the “economic and financial equation”, contemplated in the Transfer Contract. Consequently, whether the recorded amount of fixed assets as of December 31, 2003 of Ps.7,329 million is fully recoverable, depends on the final effect that the outcome of the tariff re-negotiation may have on our economic and financial equation. See Item 4: “Information on the Company—Regulatory Matters—Rates”.

Our major network capacity expansion and/or enhancement projects in 2003 included:

•	Basic telephone lines: a project of activation of newly installed lines in the southern region focusing on achieving full-capacity utilization on plant addition and existing network capacity. During fiscal year 2003, we invested Ps.21 million, installing approximately 270,000 lines.

•	ADSL: a high-speed local access service that allows customers a permanent broadband connection to access internet service providers. The aggregate cost of this project during fiscal year 2003 was approximately Ps.42 million. As of December 31, 2003 and 2002, we had approximately 61,500 and 34,000 lines in service, respectively.

•	Other: Our additional capital expenditure projects include development of systems. During 2003, we were involved on ATIS Project, an invoicing and collecting system. We invested Ps.44 million in 2003 for this project.

We plan to continue those projects that are required to maintain the quality of our services, generate cash flow in the near term and those that we deemed to be high priority.

For the fiscal year ending December 31, 2004, we expect to make capital expenditures of approximately Ps.350 million. Estimates for capital expenditures are preliminary and are based upon assumptions regarding commercial, technical and economic factors such as rates for telecommunications services, exchange rates, inflation, demand and availability of equipment and buildings. See Item 4: “Information on the Company—Business Strategy”.

Dividends

On October 23, 2001, March 12, 2001, July 21, 2000 and November 15, 1999, the Board of Directors approved the use of the reserve for future dividends to distribute dividends in the amount of Ps.329 million, on each date (in pesos restated for inflation until February 28, 2003). No dividends were declared or distributed during the fiscal years ended December 31, 2003 and 2002.

Various shareholders’ meetings authorized the setting aside of a reserve for future dividends, that would be at the Board of Directors’ disposal to pay cash dividends, at the Board’s discretion. However, as we have accumulated losses, our Board of Directors would not currently be able to use the reserve to pay cash dividends until such accumulated losses are absorbed.

Debt

We and Telinver have outstanding as of December 31, 2003 the following short-term indebtedness:

•	U.S.$79 million of 11.875% Notes due November 2004 (in the first quarter of 2004, we purchased and canceled U.S.$23 million of such notes);

•	banks and other financial institutions financing totaling the equivalent of U.S.$41 million; and

•	U.S.$538 million in intercompany loans owed to Telefónica Internacional due through August, 2004.

We have outstanding as of December 31, 2003 the following long-term indebtedness:

•	9.875% Notes due 2006 totaling U.S.$71.4 million;

•	9.125% Notes due 2008 totaling U.S.$125.6 million;

•	11.875% Notes due 2007 totaling U.S.$189.7 million;

•	9.125% Notes due 2010 totaling U.S.$220.0 million;

•	8.85% Notes due 2011 totaling U.S.$148.1 million;

•	10.375% Notes due 2011 totaling Ps.$0.1 million convertible into U.S. dollars in August 2004; and

•	banks and other financial institutions financing totaling the equivalent of U.S.$116 million.

As of December 31, 2001, our consolidated debt in foreign currency was the equivalent of U.S.$1,934 million or Ps. 1,934 million at the exchange rate as of that date. As of December 31, 2002, this amount has decreased in terms of U.S. dollars to the equivalent of U.S.$1,842 million, but had increased in pesos to Ps.6,208 million, due to the impact of the devaluation of the peso during 2002. As of December 31, 2003 our consolidated debt in foreign currency had decreased in terms of U.S. dollars to the equivalent of U.S.$1,543 million, and decreased in terms of pesos to Ps.4,521 million. As of December 31, 2003, unconsolidated current assets were lower than our unconsolidated current liabilities in Ps.1,853 million. Our unconsolidated current liabilities include U.S.$538 million (62%) of debt owed to Telefónica Internacional.

See Notes 13 and 14 of our Consolidated Annual Financial Statements.

Our debt from major financial institutions equals to Ps.314 million as of December 31, 2003. These funds were borrowed under terms and conditions customary in these kind of transactions, which generally impose limitations on granting liens or security interests on our assets or on present or future revenues, other than certain permitted encumbrances or unless certain predetermined conditions are met.

Additionally, we use other long-term bank credit lines to finance imports from different commercial banks.

Exchange of Notes

On May 19, 2003 our Board of Directors approved offers to exchange the outstanding notes issued by us and by Cointel for new notes issued by us plus a cash payment. Our shareholders’ meeting held on June 26, 2003 approved the issuance of new notes to be issued pursuant to the exchange offers.

Offer to exchange our notes

Our notes included in the exchange offer were those issued in November 1994 for a principal amount of U.S.$300 million which were due in November 2004 and those issued in May 1998 for a principal outstanding amount of U.S.$368.5 million due in May 2008.

Holders of notes representing 73% of the aggregate amount of the notes issued in November 1994, and holders of notes representing 66% of the aggregate amount of the notes issued in May 1998, validly tendered their notes. Therefore, on August 7, 2003 we issued new notes for an aggregate amount of U.S.$189.7 million due November 2007 at a nominal interest rate of 11.875% per annum and for an aggregate amount of U.S.$ 220 million due

November 2010 at a nominal interest rate of 9.125% per annum, respectively, and we paid U.S.$52.1 million in cash. Additionally we paid U.S.$12.5 million for interest accrued to that date.

Offer to exchange Cointel’s notes

Cointel’s 8.85% Series A notes due 2004 for U.S.$225 million and Series B notes due 2004 for Ps.175 million, both issued in July 1997, were included in this exchange offer.

On August 7, 2003, we issued U.S.$148.1 million of 8.85% notes due 2011 in exchange for Cointel’s Series A and Series B notes, and paid U.S.$ 24.0 million and Ps.4.6 million in cash in exchange of Cointel’s Series A and Series B notes respectively, plus U.S.$ 0.2 million and Ps.0.1 million respectively for interest accrued. In addition, in exchange for Cointel’s Series B notes, we issued Ps.0.1 million of peso-denominated 10.375% notes due 2011 which on August 1, 2004 will be converted into U.S. dollar-denominated notes and will start to accrue interest at an annual rate of 8.85%. Additionally, as described in note 14 to the Consolidated Annual Financial Statements, we transferred Cointel’s notes acquired in this exchange offer to Telefónica Internacional, thus reducing our short-term financial debt with Telefónica Internacional in the amount of U.S.$174 million.

After the exchange completed on August 7, 2003, the aggregate amounts of our outstanding notes are as follows as of December 31, 2003:

Month and year of issuance	Outstanding amount (in millions)			Maturity (month and year)	Annual interest rate (%)
11/94	U.S.$	79.0	(a)	11/2004	11.875
05/98	U.S.$	125.6		05/2008	9.125
06/02	U.S.$	71.4		07/2006	9.875
08/03	U.S.$	189.7		11/2007	11.875
08/03	U.S.$	220.0		11/2010	9.125
08/03		Ps.0.1	(b)	08/2011	10.375
08/03	U.S.$	148.1		08/2011	8.85

a)	Net of U.S.$2 million repurchased and canceled in 2003.

b)	On August 1, 2004 these notes will be converted to U.S. dollars and will start to accrue interest at a nominal rate of 8.85% per annum. Net of Ps.0.1 million canceled in October and December 2003.

Related Party Indebtedness

As of December 31, 2003, we and our subsidiary owed approximately Ps.1,576 million (U.S.$.538 million) to Telefónica Internacional, which mature through August 2004 and accrues interest at one month LIBOR plus 8% per annum. The agreements under which such debt was issued established the usual commitments for these kind of transactions, including (1) requiring such debt will be pari passu with all of our other debt, (2) establishing that the creditor may accelerate the debt if there are changes in our equity, economic and financial situation that due to their adverse nature may affect our capacity to comply with the obligations assumed in the agreements or if there are restrictions that may limit our capacity to repay our debts, (3) giving this creditor the benefit of any financial covenant we have with any other creditor, (4) allowing the creditor to make assignments, and (5) including acceleration clauses that would be triggered in the event of certain court or out of court proceedings being initiated against us or any of our material subsidiaries which may result in an attachment or auction of assets exceeding a certain percentage of our shareholders’ equity or that of our material subsidiary.

The creditor has advised us that until September 20, 2004: (1) the effects of the Public Emergency Law implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, in force shall not be considered by the creditor as an event of anticipated maturity; and (2) Telefónica Internacional shall not consider that, as of such date, loans have become immediately due and payable in accordance with the agreements.

On May 20, 2003, we and Telefónica Internacional entered into an agreement whereby we immediately assigned to Telefónica Internacional the title to and all credit rights arising from Cointel’s notes acquired by us under our offer to exchange Cointel’s notes for our new notes as described above, with such notes being immediately and unconditionally accepted by Telefónica Internacional. Simultaneously with this assignment, we repaid a portion of our financial debt (principal) to Telefónica Internacional as of that date for an amount equal to (i) the amount of the face value of Cointel’s notes denominated in U.S. dollars acquired by us; plus (ii) the amount of the face value of Cointel’s notes denominated in pesos acquired by us, converted to U.S. dollars at an exchange rate of Ps.3.31 per U.S. dollar; plus (iii) an amount in U.S. dollars equal to the amount paid by us to the holders of Cointel’s notes as interest accrued and unpaid to August 7, 2003. Pursuant to the this transaction, an amount equivalent to U.S.$174 million was assigned to Telefónica Internacional, thereby repaying our financial debt with Telefónica Internacional in an equivalent amount. For that purpose, in the case of interest on Cointel’s notes denominated in pesos the exchange rate applied was the one prevailing on the date of consummation of the offer to exchange Cointel’s notes. In addition, we paid accrued and unpaid interest in cash to Telefónica Internacional on the principal amount owing to Telefónica Internacional that was repaid by the transfer of the Cointel notes.

Exposure to Foreign Exchange Rates

Our financial and bank payables as of December 31, 2003 amounted to approximately U.S.$.1.4 billion (approximately Ps.4.2 billion), 21 million euro (approximately Ps.79 million), and 7.9 billion Japanese yen (approximately Ps.214 million). As of December 31, 2003, we also had the equivalent of approximately Ps.183 million of trade and other payables denominated in foreign currencies. Approximately Ps.479 million of our receivables and investments are denominated in foreign currency.

In September 1999, we entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the yen/U.S. dollar exchange rate in connection with our 7.8 billion Japanese yen loan granted by the Export-Import Bank of Japan (currently the Japanese Bank of International Cooperation). The loan matures in February 2011 and accrues interest at a rate of 2.3% per annum. The swap agreement provides for a fixed exchange rate of 104.25 yen per U.S. dollar. The interest rate paid to Citibank N.A. under the swap agreement during the term of the loan is 7.98% per annum. As of December 31, 2003, the amount of the related liability, taking into account the effect of the swap and the additional interest accrued, amounts to U.S.$84 million.

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

The swap agreements with Citibank establish, among other typical provisions for this type of transaction, the acceleration of payment upon the failure to pay financial debts for amounts in excess of 2% of our shareholders’ equity.

In October and December 2003 we entered into currency future contracts known as non-deliverable forwards (“NDF”) to hedge the risk of fluctuations in the dollar exchange rate. With the NDF, the currency positions are offset upon maturity of the respective contracts, as cash is exchanged for the net resulting amounts. As of December 31, 2003, these contracts amounted to U.S.$25 million, maturing in April 2004. The collateral granted by us for these operations amounted to U.S.$ 1.4 million. These instruments are used to cover our short-term payment commitments due in U.S. dollars.

As of December 31, 2003, commitments covered by these contracts are as follows:

Hedged item	Amount (in millions)	Hedge maturity or closing date	Future exchange rate	Notional value (in millions)
Interest 2007 Bonds	U.S.$ 11.2	04/20/04	Ps./U.S.$2.965	U.S.$ 10.0
Interest 2004 Bonds	U.S.$ 4.8	04/22/04	Ps./U.S.$2.960	U.S.$ 5.0
Interest 2010 Bonds	U.S.$ 10.0	04/23/04	Ps./U.S.$ 3.00	U.S.$ 5.0
		04/28/04	Ps./U.S.$ 3.00	U.S.$ 5.0

As of April 12, 2004, we entered into new NDF contracts amounting to U.S.$139.4 million, that will mature through August 20, 2004, not included in the table above.

As of December 31, 2003, there were no significant changes in the market value of the afore-mentioned future contracts.

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

Although both Standard & Poor’s and Fitch have lowered our foreign currency credit ratings of our Euro Medium Term Note Program (under which we have outstanding our 9.875% Notes due 2006 and our 9.125% Notes due 2008), based on the increased refinancing risk after the devaluation of the Argentine peso, the government-mandated pesification and freeze of tariffs, and the harsh macroeconomic conditions in Argentina, in the last months both agencies increased our ratings as a consequence of our new maturity profile after the consummation of the exchange offers. Our Program is currently rated “CCC-”, or Currently Vulnerable, by Standard & Poor’s under its global scale, “raBBB-” by Standard & Poor’s under its national scale and “BBB+” and “B-” by Fitch under its national and international scales, respectively.

Our notes issued in 2003 are rated by Standard & Poor’s under its global scale and national scales “CCC-” and “ra BBB-” respectively, and by Fitch under its national and international scale as “BBB+” and “B-”, respectively.

Credit Risk

Our only significant concentration of credit risk as of December 31, 2003 and 2002 was with all levels of government in Argentina (federal, provincial and municipal governments and governmental agencies). Trade receivables from the Argentine government amounted to Ps.55 million, Ps.75 million and Ps.227 million, as of December 31, 2003, December 31, 2002 and September 30, 2001, respectively. See Item 3: “Key Information—Presentation of figures in constant Argentine pesos”. The net revenues derived from services rendered to the Argentine government as a percentage of total net revenues were 3.7%, 3.5% and 3.9% for the years ended December 31, 2003 and 2002, and September 30, 2001 respectively.

C. Research and Development, Patents and Licenses.

We do not incur any research and development expenses. We hold no material patents and do not license to others any of our intellectual property. In connection with our provision of telecommunication services, we plan to develop our infrastructure based upon present and projected future demand of such services. We acquire the necessary technology, including equipment, from third parties.

D. Trend Information.

See Item 5: “Operating and Financial Review and Prospects—Factors Affecting Our Consolidated Results of Operations—Effects on Our Results of Operations and Liquidity in Future Periods”.

E. Off-balance sheets arrangements.

In connection with the PCS licenses, TCP S.A. (“TCP”) jointly with Telecom Personal (with respect to the Metropolitan Area) and Miniphone (which successors are TCP and Telecom Personal), were required to issue promissory notes (“pagarés”) in favor of the Argentine Government to evidence their respective promises to pay the deferred purchase prices of their PCS licenses and to perform their respective obligations under such licenses. In that context, we provided, either to the Argentine Government directly or to banks as support for guarantees by such banks of certain of those pagarés, guarantees of payment of the outstanding balance of the pagarés with maturity in June 2001 and performance guarantees in the amounts of approximately U.S.$ 22.5 million, as well as approximately U.S.$ 45 million guaranteed jointly with Telecom.

TCP has informed us the duties arising from its PCS licenses have been complied. As of the date of this Annual Report, the CNC has not completed the technical audit related to the performance guarantees mentioned above. Any outstanding performance guarantees denominated in foreign currency have been converted into pesos.

We also signed an agreement with Intelsat U.K., a company registered under the laws of England, by which the common shares we hold in Intelsat have been pledged as collateral for the payment of the obligations arising in relation to segment capacity utilized. We retain our voting and dividend rights on such shares as long as there is no event of default.

F. Tabular disclosure of contractual obligations.

The following table represents a summary of our contractual obligations and commercial commitments and those of our subsidiary:

	Payments due by period in millions of Ps.(1)
	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
Contractual Obligations
Long-Term Debt Obligations(2)	5,745	2,189	807	1,321	1,428
Capital (Finance) Lease Obligations	79	28	48	3	—
Operating Lease Obligations	14	4	6	3	1
Purchase Obligations	622	480	80	7	55
Other Long-Term Liabilities	337	236	56	38	7

Total	6,797	2,937	997	1,372	1,491

(1)	Figures do not include taxes and interest.

(2)	Includes only bank and financial debt obligations.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

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

The Class A shareholders have the right to appoint up to six directors and six alternate directors. The Class B shareholders have the right to appoint one director and one alternate director unless there are six or more directors, in which our Class B Shareholders shall be entitled to appoint two directors and two alternate directors. The Board of Directors appoints a Secretary to the Board of Directors.

Four of our members of the Board of Directors are independent as defined in Section 301 of the Sarbanes Oxley Act and Resolution No. 368 of the CNV. Three of the independent directors are members of the Audit and Control Committee and the other is an alternate director. The rest of the members of the Board of Directors are not independent. Under such requirements a director is not independent if any of the following apply:

•	the director is also a director of the controlling shareholder or any other entity controlled by or related to the controlling shareholder of the issuer;

•	the director is also a director of another entity, any of whose shareholders is also a shareholder of the issuer or its controlling entity or any other entity controlled by or related to the latter;

•	the director provides, or belongs to a professional corporation or association which provides, professional services to or receives any form of remuneration or fees from the issuer or its controlling entity or any other entity controlled by or related to the latter; and

•	the director provides, or belongs to a professional corporation or association which provides professional services to or receives any form of remuneration or fees from another entity, any of whose shareholders is also a shareholder or the issuer or its controlling entity or any other entity controlled by or related to the latter.

The following is a list of the members of the Board of Directors and the Secretary to the Board of Directors as of the date of this Annual Report:

Name	Position	Date of Appointment	Appointing Affiliate
Mario Eduardo Vázquez	Chairman	2003	Telefónica Internacional
José María Alvarez Pallete	Vice Chairman	2003	Telefónica Internacional
Miguel Angel Gutiérrez	Director	2002	Telefónica Internacional
Antonio Viana Baptista	Director	1998	Telefonica Internacional
José Fernando de Almansa Moreno Barreda	Director	2003	Telefónica Internacional
Alfredo Jorge MacLaughlin	Director	2002	Independent
Guillermo Harteneck	Director	2001	Independent
Luis Ramón Freixas Pinto	Director	2000	Independent
Jaime Urquijo Chacón	Alternate Director	2003	Telefonica Internacional
Carlos Fernández Prida Méndez Nuñez	Alternate Director	2003	Telefonica Internacional
Gaspar Ariño Ortiz	Alternate Director	1997	Telefónica Internacional
Javier Benjumea Llorente	Alternate Director	1998	Telefónica Internacional
Juan Carlos Ros Brugueras	Alternate Director	2000	Telefónica Internacional
Santiago Tomás Soldati	Alternate Director	1992	Independent
Juan Ignacio López Basavilbaso	Alternate Director	2000	Telefónica Internacional
Guillermo Pablo Ansaldo	Alternate Director	2003	Telefónica Internacional
Manuel Alfredo Alvarez Trongé	Secretary	2002	Not applicable

Set forth below are brief biographical descriptions of our directors.

Mario Eduardo Vázquez, 68, is the President of Telefónica de Argentina S.A. since June 6, 2003. He is also Council and Council of Administration of Telefónica S.A. For 33 years, he practiced at Pistrelli, Diaz y Asociados, the member firm of Arthur Andersen & Co. in Argentina, where he was a partner for 23 years and in charge of Argentine operations for over 20 years.

José María Álvarez-Pallette López, 40, is a member of our Board of Directors and a Spanish citizen. He holds a degree in business administration from the Universidad Complutense of Madrid; he also studied Business Administration at the Université Libre of Belgium. He joined Telefónica in February 1999 as CFO of Telefónica Internacional. In September 1999, he became Corporate Chief Financial Officer at Telefónica, S.A. Since July 2002, he has been the Chief Executive Officer of Telefónica Internacional. In addition, he is a member of the following boards of directors: Telefónica de España, Telefónica Móviles, Telefónica Móviles España, Telefónica Data, Telefónica Internacional, Inmobiliaria Telefónica, Telefonica de Perú, Cointel, Telesp. Telefónica CTC Chile, Compañía de Teléfonos de Chile Transmisiones Regionales, Telefónica Larga Distancia de Puerto Rico and Representative of Telefónica as Advisor of TPI.

Miguel Angel Gutiérrez, 45, joined us in 2002 as Chairman of our Board of Directors and has dual Argentine and Spanish citizenship. On June 6, 2003 he stepped down from serving as our president and was appointed as a Board Member of Telefónica de Argentina S.A. and Board Member of Telefónica Internacional. He is also President of ADESPA (Argentine Association of Privatized Public Services) and Chairman of the Board of Directors of Grupo Concesionario del Oeste. He joined Morgan Bank in December, 1980.

Antonio Viana-Baptista, 46, is a member of our Board of Directors and has served as President of Telefónica Móviles S.A. since August, 2002 . He is a citizen of Portugal. He is an economist who graduated from Universidad Católica, Lisbon, in 1980. He obtained a postgraduate degree in European economy at Universidad Católica in 1981, and an MBA with Honors and Distinctions at the INSEAD, Fountainebleau, in 1983. Until July 2002, he served as president of Telefónica Internacional and Executive President of Telefónica Latinoamérica. Before that he served from 1991 until 1996 as executive director of BPI (Banco Portugues de Investimento). From 1985 until 1991 Mr. Viana-Baptista was principal partner of McKinsey & Co. in Madrid and Lisbon.

José Fernando De Almansa Moreno-Barreda, 56, is a member of our Board of Directors and a Spanish citizen. He received a degree in law from the University of Deusto (Bilbao, Spain). He joined the Spanish Diplomatic Corps, and served from 1974 to 1992, as Embassy Secretary and Counsellor to the Spanish Permanent Representation to NATO, in Brussels, Cultural Counsellor of the Spanish Representation to Mexico, Minister-Counselor of the Spanish Embassy in the Soviet Union, General Director of the National Commission for the 5th Centennial of the Discovery of the Americas, Chief Director for Eastern European Affairs, Atlantic Affairs Director and Deputy General Director for Eastern Europe Affairs in the Spanish Foreign Affairs Ministry. From 1993 to 2002, Fernando de Almansa was appointed Chief of the Royal Household by His Majesty King Juan Carlos I, and is currently Personal Adviser to His Majesty the King. He is member of the Board and President ot the International Affairs Commission at Telefonica S.A. He is also member of the Board of Directors at Telefónica de Perú S.A., Telecomunicaçoes de Sao Paulo S.A., Telefónica Móviles S.A. and BBVA Bancomer Mexico.

Alfredo Jorge MacLaughlin, 60, currently serves as a member of our Board of Directors. He is an Argentine citizen and a lawyer who graduated from Universidad de Buenos Aires. He studied Political Economy at Oxford University, England. His track record includes an officer position in the Research and Projects section of the United Nations Program for Development. He served as Secretary of Economy of the City of Buenos Aires and as advisor to the Argentine Ministry of the Economy. He held director positions at Edenor, Edesur, Banco Hipotecario Nacional, Telefónica and CTI. He is member of the Buenos Aires Stock Exchange board of directors and General Manager and country head of Deutsche Bank, Morgan Grenfell plc.

Guillermo Harteneck, 75, is a member of our Board of Directors and an Argentine citizen. He holds a degree in accountancy and business administration from the School of Economics of the Universidad de Buenos Aires, as well as a Master of Science in Economics from Baylor University, Texas. Until May 2000, he served as chairman of the executive committee of IOSCO, the International Securities Organization. During his extensive professional life, he held positions as statutory auditor and director at many leading Argentine companies. He is an associate professor at the School of Economics, Universidad de Buenos Aires.

Luis Ramón Freixas Pinto, 60, is member of our Board of Directors. He is an Argentine citizen and a civil engineer who graduated from Universidad de Buenos Aires. He also completed the Senior Business Management Program at IAE – Universidad Austral, an affiliate of IESE – Business School of the University of Navarra, Spain. In 1978, he joined Dragados y Construcciones where he worked for one year. He was then employed by Dragados y Construcciones Argentina S.A. and was in charge of production, administration, human resources, commercial and finance as his position of vice chairman. In 1993, he accepted a position as general director of Autopistas del Sol S.A. where he has served as chairman of the Board of Directors since 2000. He has become involved in a variety of community-related activities, and is at present a member of the Asociación Cristiana de Empresarios (the Christian Association of Executives), where he previously held a position on the Administration Committee. He is Chairman of Fundación Por Pilar, director of Nuevo Millenium and vocal in Adespa (Asociación de Empresas de Servicios Públicos Argentinos).

Jaime Urquijo Chacón, 72, is an alternate member of our Board of Directors, a Spanish citizen and has an engineering degree from Madrid University and has studied Economic Business Administration and Genetics in the United States. He joined Energía e Industrias Aragonesas, S.A. in 1952, working in this company in different positions of management and became chairman in 1972, a position he held until retirement in 2002. He also served as vice chairman of Tabacalera, S.A. He is director of Logística, S.A, Quimigal, S.A. and Dupont Ibérica, S.A., Senior Adviser of Credit Suisse in Spain and vice chairman of Fundación Fondo para la Protección de la Naturaleza.

Carlos Fernández-Prida Méndez Nuñez, 58, has been a member of our Board of Directors since May 1997, serving as Chairman from July 1998 to February 2002. He is a Spanish citizen and holds an engineering degree from Universidad Politécnica of Madrid, a Chemical Sciences degree from Universidad Nacional de Educación a Distancia, Spain, and a diploma in Managerial Functions and Business Administration from Escuela Superior de Administración de Empresas in Madrid. He held a teaching position between 1968 and 1981 at Universidad Politécnica of Madrid.

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

Javier Benjumea Llorente, 51, is an alternate member of our Board of Directors and a Spanish citizen. He obtained a degree in Economics and an MBA in Senior Business Management. He joined Abengoa S.A. in 1980 as assistant to the President. In 1986, he was appointed Delegate Advisor, and was later appointed President in 1991. He is co-trustee at Fundación Focus-Abengoa, a member of the Board of Directors and co-trustee of Fundación Universitaria Comillas-ICAI, and a member of the Academy of Social and Environmental Sciences, among other positions.

Juan Carlos Ros Brugueras, 42, is an alternate member of our Board of Directors and a Spanish citizen. He holds a law degree from Universidad Central of Barcelona and was admitted to the Ilustre Colegio de Abogados de Barcelona (the “Barcelona Bar”) in 1985. Until 1989, he practiced law at a leading Barcelona law office. From 1988 to 1990, he was resident partner of a Spanish law office in London. Between 1990 and 1997, he was a partner at a leading Barcelona law office and served as legal counsel and secretary to the board of directors of several Spanish and foreign businesses and companies.

Santiago Tomás Soldati, 61, is an alternate member of our Board of Directors and an Argentine citizen. He obtained a PhD in Economics from the University of Fibourg, Switzerland. He is a member of the Board of Universidad Di Tella, the Institute of the Americas (La Jolla, California), and the Council for International Relations. He currently presides over the Millicom Argentina, and is member of the Argentine Business Association, the Latin American Business Council, the Fundation of Latin America Economics Investigations, and Junior Achievement Argentina.

Juan Ignacio López Basavilbaso, 49, is our CFO and an alternate member of our Board of Directors and an Argentine citizen. He is an engineer and holds a business postgraduate degree from the University of California at

Berkeley. He joined the Finance Department of Telefónica de Argentina in 1990, and was responsible for financial planning and capital markets until the end of 1994. He later served International Businesses Director of Telintar and acted as advisor to the general manager of Multicanal. He was appointed Finance Director of Telefónica de Argentina in April 1998, and since 1999 he has been our Chief Financial Officer. Before joining us, he worked in the corporate banking department of Citibank in Buenos Aires.

Guillermo Ansaldo, 42, was appointed to his current position as General Manager in 2000. He is an Argentine citizen and obtained a degree in industrial engineering from Universidad de Buenos Aires in 1986, and an MBA from Dartmouth College (Tuck School) in 1989. Between 1989 and 2000, he was employed at McKinsey & Company in Spain from 1989 to 1993 and in Argentina from 1993 to 2000. He became partner in 1995. He also serves as vice president of Telefonica Data Argentina S.A.

Manuel Alfredo Alvarez Trongé, 45, is the Secretary of our Board of Directors and is our General Counsel. He is an Argentine citizen and a lawyer who graduated with Honors from Universidad de Buenos Aires. He is an expert in corporate law, business and management, oil & gas and negotiation. He worked as a lawyer at the Superintendencia de Seguros de la Nación (the National Superintendence of Insurance) and served as Counsel of the Ministry of Justice of Perú and a Legal Manager of Perez Companc S.A. He is also a professor at Austral, Saint Andrews and Buenos Aires Universities, among others. He is the author of publications and books including Técnicas de Negociación para Abogados and Abogacía de Empresas y Cambio. He is a member of the American Corporate Counsel Association of Washington, D.C., Founder and Director of Asociación AIE Abogados Internos de Empresas and Arbitrator at the American Arbitration Association (AAA, New York).

Human Resources and Corporate Reputation Committee

The Board of Directors appointed as members of the Human Resources and Corporate Reputation Committee Miguel Ángel Gutiérrez, Carlos Fernández Prida, and Santiago Tomás Soldati. See Item 10: “Additional Information—Corporate Governance”.

Audit and Control Committee

The Board of Directors appointed as members of the Audit and Control Committee Alfredo Jorge MacLaughlin, Guillermo Harteneck and Luis Ramón Freixas Pinto. See Item 10: “Additional Information—Corporate Governance”.

Supervisory Committee

The Supervisory Committee is primarily responsible for controlling the legality of our operations and reporting to the annual ordinary shareholders meeting regarding the fairness of the financial information presented to the shareholders by the Board of Directors. The members of the Supervisory Committee are also authorized (1) to call ordinary or extraordinary shareholders meetings, (2) to place items on the agenda for meetings of shareholders or the Board of Directors, (3) to attend meetings of shareholders or the Board of Directors, and (4) generally to monitor our affairs. Our bylaws provide for a Supervisory Committee consisting of three members, known as statutory auditors, and up to three alternate statutory auditors, who are elected by a majority vote of the shareholders and serve one-year renewable terms. See Item 10: “Additional Information—Memorandum and Articles of Association—Corporate Governance—Supervisory Committee”.

The following table sets forth our statutory auditors and alternate statutory auditors:

Name	Affiliation	Position	Profession
Uriel Federico O’Farrell	Estudio O’Farrell	Statutory Auditor	Attorney
Juan O’Farrell	Estudio O’Farrell	Statutory Auditor	Attorney
Carlos Francisco Oteiza Aguirre	Estudio O’Farrell	Alternate Statutory Auditor	Attorney
Roberto Durrieu	Estudio Durrieu	Alternate Statutory Auditor	Attorney
Hernán Munilla Lacasa	Estudio Durrieu	Alternate Statutory Auditor	Attorney

Other Positions Held

The following table lists positions that the members of the Board of Directors, the Secretary to the Board of Directors and the members of our Supervisory Committee hold in other companies, as of the date of this Annual Report:

Name	Profession	Company	Position
Mario Eduardo Vázquez	Accountant	Río Compañía de Seguros S.A.	Chairman Director

Portal Universia S.A

Central Puerto

Indra SI SA

Telefónica de Argentina S.A.

Telefónica Holding de Argentina S.A.

Compañía Internacional de Telecomunicaciones S.A.

Telefónica Móviles Argentina S.A.

Telefónica Comunicaciones Personales S.A.

Radio Móvil Digital Argentina S.A.

Radio Servicios S.A.

Telinver S.A.

Atento Argentina S.A.

Katalyx Argentina S.A.

Altocity.com S.A

E-Commerce Latina S.A.

Adquira Argentina S.A.

Fundación Telefónica

Teléfonica Internacional S.A.

Telefónica S.A.

Director Director Chairman Vice Chairman Vice Chairman Chairman Chairman Chairman Chairman Chairman Chairman Chairman Chairman Chairman Chairman Chairman Director Director

Miguel Angel Gutiérrez	Businessman

Pinares de Alsina S.A.

Los Pecanes S.A.

ADESPA

Crupo concesionario del Oeste S.A.

Fundación Cruzada Argentina

IDEA

Cámara Argentina de Comercio

Telefónica de Argentina S.A.

Compañía Internacional de Telecomunicaciones S.A.

Telefónica Internacional S.A.

Chairman Chairman Chairman Chairman Vice Chairman Director Director Director Director Director

Antonio Viana-Baptista	Doctor of Economics	Telefónica Móviles, S.A.	Chairman
		Telefónica Móviles de España S.A.	Director
		Brasilcel NV	Director
		TBS Celular Participacoes, S.A.	Director
		Sudeste CEL Participacoes S.A.	Director
		Iberoleste Participacoes S.A.	Director
		Telefónica de España S.A.	Director
		Telefónica Data Brasil Holding S.A.	Director
		Terra Networks S.A.	Director
		Telefónica S.A.	Director
		Telefónica Internacional S.A.	Director
		Telesp S.A.	Director

José Fernando De Almansa Moreno - Barreda	Spanish Diplomatic Corp	Telefónica S.A Telefónica Móviles S.A. Telefónica del Perú Telecomunicaoes de Sao Paulo TELESP S.A. BBVA Bancomer	Director Director Director Director Director

Jaime Urquijo Chacón	Engineer	Logística S.A. Quimical S.A. Dupont Iberica S.A Fundación Fondo Nacional para la Protección de la Naturaleza Fundación Altadis	Director Director Director Vice Chaiman Vice Chaiman

Carlos Fernández-Prida Méndez Nuñez	Engineer	Promotora de Negocios y Certificaciones S.A.	Chairman

Name	Profession	Company	Position
		Unimusic S.L. Terra Networks S.A.	Director Director

Gaspar Ariño Ortiz	Attorney

Alfredo Jorge MacLaughlin	Attorney	Edesur Argenclear S.A.	Director Director

José María Álvarez-Pallette López	Business Administrator	Telefónica de España	Director
		Telefónica Moviles	Director
		Telefónica Data	Director
		Telefónica Internacional	Chairman
		Inmobiliaria Telefónica	Director

Telecomunicacoes de Sao Paulo TELESP S.A.

Telefónica Móviles España

Compañía Telefónica Chile Transmisiones Regionales

Compañía Internacional de Telecomunicaciones S.A.

Telefónica CTC Chile

Telefónica de Perú

TPI; representative of Telefónica

Telefónica Larga Distancia de Puerto Rico

Telefónica Holding S.A.

Director Director Director Chairman Vice Chairman Vice Chairman Director Director Chairman

Guillermo Harteneck	Public Accountant	Banco Bisel S.A. Concesiones y Construcciones de Infraestructura S.A.	Chairman Director
		Banco Suquía S.A.	Director

Santiago Tomás Soldati	Doctor of Economics	Del Plata Propiedades S.A.	Chairman
		Compañía General de Combustibles S.A.	Chairman
		Solfina S.A.	Vice Chairman
		Tren de la Costa S.A.	Vice Chairman
		Investolux	Chairman
		Delta del Plata S.A.	Director
		Millicom Argentina S.A.	Chairman
		Puma Energy S.A.	Chairman
		Eléctrica Del Plata S.A.	Chairman
		TDC Holding S.A.	Chairman
		TDC Gaming S.A.	Chairman

Javier Benjumea Llorente	Doctor of Economics	Inversión Corporativa S.A. Abengoa S.A.	Chairman Chairman
		Telefónica Internacional S.A. ABC	Director Director
		Air Liquide España S.A.	Director

Juan Ignacio López Basavilbaso	Engineer	Compañía Internacional de Telecomunicaciones S.A.	Director
		Telefónica Comunicaciones Personales S.A.	Director
		Radio Móvil Digital Argentina S.A.	Director
		Radio Servicios S.A.	Director
		Telefónica Holding de Argentina S.A.	Director /CFO
		Telefónica Móviles Argentina S.A.	Director
		Altocity.com	Director

Guillermo Pablo Ansaldo	Engineer	Telefónica Data Argentina S.A. Altocity.com	Vice Chairman Director

Juan Carlos Ros Brugueras	Attorney	Telefónica Internacional S.A.	Director
		Telefónica Internacional de Chile S.A.	Director
		Telecomunicações de São Paulo S.A.	Director
		SP Telecomunicações Holding S.A.—Brasil	Director
		Telefónica Larga Distancia de Puerto Rico Inc.	Director
		Telefónica Internacional Holding BV Holanda	Director
		Telefónica Venezuela Holding BV Holanda	Director
		Telefónica Chile Holding BV Holanda	Director

Luis Ramon Freixas Pinto	Engineer	Dragados y Construcciones Argentina S.A.	Director
		Autopistas del Sol S.A.	Chairman
		Marilauquen Sur S.A.	Director

Name	Profession	Company	Position
Manuel Alfredo Alvarez Trongé	Attorney	Telefónica Data Argentina S.A. Adquira Argentina S.A. Katalyx Argentina S.A.	Director Director Director

Uriel Federico O’Farrell	Attorney	IX S.A.	Chairman
		S y Asociados S.A.	Director
		Citelec S.A.	Director
		Transener S.A.	Director
		Transba S.A.	Director
		Petrolera del Cono sur S.A.	Chairman
		Petrouruguay S.A. Village Cinemas S.A. Grupo Concesionario del Oeste	Director Director Director
		Royal & SunAlliance Seguros Argentina S.A Seguros (Argentina) S.A Pigalá	Director Director

Juan O’Farrell	Attorney	Carboclor S.A. El Nandú Chico S.A. Pielcolor Argentina S.A.	Director Director Director
		Petrouruguay S.A.	Director
		Constructora San José Argentina S.A.	Director
		Petrolera del Conosur S.A.	Director

Carlos Francisco Oteiza Aguirre	Attorney	Village Cinemas S.A.	Director

Officers

Our principal executive officers are:

Mario Eduardo Vázquez, 68, currently serves as the Chairman of our Board of Directors and President. See “— Directors and Senior Management” for biographical information.

Guillermo Ansaldo, 42, was appointed to his current position as General Manager in 2000. See “– Directors and Senior Management” for biographical information.

Juan Ignacio López Basavilbaso, 49, currently serves as CFO and Controller. See “—Directors and Senior Management” for biographical information.

Manuel Neira Montes, 56, joined us in 1991, as Assistant Director, Internal Audit. He was later promoted to his current position as Director of that division. He is a Spanish citizen, obtained a degree in Accounting from Universidad de Buenos Aires in 1974. During his tenure at Price Waterhouse (1969-1985), he became manager of the firm’s external audit department. Between 1985 and 1991, he acted as In-house Vice President, Financial Control, in the Citicorp/Citibank Group.

Rafael Pablo Berges, 40, has been with us since 1998 as Director of Human Resources. He is Argentine citizen and received a graduated with an industrial engineering degree from the Facultad de Ingenieria, Universidad de Buenos Aires. He received a MBA from IDEA (Instituto para el Desarrollo de los Empresarios de la Argentina). He attended postgraduate studies on Business Administration with IESE University and Harvard, which were sponsored by Telefónica. Before joining us he was employed at (i) Techint where he did assignments on industries engineering and human resources; (ii) the Sheraton Hotel, Buenos Aires where he was manager for training and Director of Human Resources, overseeing the Latin American region; and (iii) Allergan, a pharmaceutical laboratory, as Director of Human Resources for the Latin American region.

Fernando Luis Fronza, 40, has been with us since 2000 as our Director of Strategy and the Director of the Wholesale Business Unit. He is Argentine citizen and received a degree in mechanical engineering from the Universidad Nacional de la Plata. He also received an MBA, Wharton School of Business, University of Pennsylvania. Before joining us, he worked several years at McKinsey & Company, as an Associate Principal and at Siderca (Techint) as a product engineer.

Juan Jorge Waehner, 43, is the head of our Department of Residential Business, Public Telephones and Internet. He is Argentine citizen and received a degree in industrial engineering from the Universidad de Buenos Aires and postgraduate degrees in Management Development and Strategy Management from IAE and Harvard / IESE in Spain. He worked for Unifon in a cellular phone joint venture with of Telefónica, acting as Commercial Director. Previously he was with Motorola–BGH in the communications business, and with Siemens Group based on Germany and Spain in directorial positions.

Rodolfo Enrique Holzer, 38, has been our Network Director since September 2000. He joined us in 1992 and became our Under-Manager of Works for the Province of Buenos Aires and, among other positions, he served as our Manager for Projects and Works in the Province of Buenos Aires. In 1997 he was appointed as our Network Access Manager.

Raffaele Loiacono, 48, has been our Chief Information Officer since 2002. From 1999 to 2002 he served as Under-Director of Corporate Production for Telefónica. From 1995 to 1999, he served as our Information Systems Under-Director. Prior to that, he worked for IBM Argentina S.A. from 1977 to 1995 including as Chief Information Officer.

Pablo David Lucena, 42, joined us in 1995. He was General Manager of Telefónica Empresas Argentina. He is Director of our Department of Preferential Business. He is an Argentine citizen and received a degree in engineering in Universidad Nacional de Tucumán. He worked for IBM between 1987 and 1995 as manager of business and services.

María Fernanda Torquati, 39, has been Commercial Operations Director since 2000. She is an Argentine citizen, and received a degree in Accounting from Universidad Nacional del Sur and a master’s degree in Business Administration from CEMA. She worked as a Manager of Commercial Operations at Banco Hipotecario Nacional. Before that, she joined McKinsey & Co. as Business Analyst between 1992 and 1998.

Manuel Alfredo Alvarez Trongé Zinder. See “—Directors and Senior Management” for biographical information.

The following directors and principal executive officers have entered into employment agreements with us: Manuel Alfredo Alvarez Trongé, Juan Ignacio López Basavilbaso, Guillermo Ansaldo, Juan Jorge Waehner, Fernando Luis Fronza, Rafael Pablo Berges and Pablo David Lucena.

B. Compensation.

Argentine law provides that the aggregate annual compensation paid to all directors (including those directors acting as executive officers) may not exceed 5% of earnings for any fiscal year in which we do not pay any dividends on earnings. This limitation increases in proportion to the amount of dividends paid up to a maximum of 25% of earnings. Under Argentine law, the compensation of the directors acting in an executive capacity, together with the compensation of all other directors and the Supervisory Committee, requires the approval of the shareholders.

The total remuneration paid by us to our Board of Directors, Supervisory Committee and principal executive officers during the fiscal year ended December 31, 2003 was approximately Ps.8 million, including amounts reserved to provide for pension, retirement or similar benefits. The total remuneration paid by us to our Directors and Alternate Directors during the fiscal year ended December 31, 2003, was Ps.4 million. The members of the Supervisory Committee received fees of Ps.15,800 for the year ended December 31, 2003.

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

Options granted under this plan are neither listed nor marketable. This incentive plan is subject to anti-dilution and other provisions customary for transactions of this type and to the condition that the participant not terminate his or her employment with the Telefónica affiliates voluntarily and unilaterally prior to the exercise date. We do not have expenditures associated with the TIES program because TIES benefits are granted directly by Telefónica.

February 18, 2003 and February 24, 2004 were the only exercise dates, to date; however, no participants exercised their options because the price of Telefónica shares was below the reference value of 20.50 euros.

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

The charge in connection with the program for the year ended September 30, 2000 (taking into account final payment amounts and net of the effect of a call option that hedged the program) amounted to approximately Ps.27.5 million (in pesos restated for inflation until February 28, 2003) and was included in “Salaries and Social Securities Taxes”.

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

The TOP Program term was three years, during which time the options could have been exercised no more than three times. The Telefónica shares purchased by the participating executives as a prerequisite to receiving the options under the TOP Program totaled 26,613, giving rise to the total of 532,260 purchased options. Our total coverage cost for the TOP Program was 4.49667 euros per option (2.4 million euros in total), which has been booked, based on its linear accrual within the term of the TOP Program, under “Salaries and Social Security Taxes”. See Note 18 to the Consolidated Annual Financial Statements.

According to the terms of the Stock Option Agreement, the TOP Program was offered by us on a one-time-only basis and was not to be repeated, and neither the TOP Program nor the stock options delivered pursuant to the program would have been granted on an annual basis.

September 25, 2003 was the last exercise date for the TOP Program. There were 17,481 shares involving a total amount of 349,620 options and 11 executives. No executives exercised their options.

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

We also have a Supervisory Committee that oversees our management. See Item 6: “Directors, Senior Management and Employees—Directors and Senior Management—Supervisory Committee”.

D. Employees.

On December 31, 2003, we had 8,736 full-time employees, 524 temporary employees and 598 trainees. Our subsidiary, Telinver, had 293 full-time employees and 13 trainees as of December 31, 2003.

The following table provides the number of our unionized, non-unionized, temporary, and trainee employees for the fiscal years ended December 31, 2003, 2002, 2001 and September 30, 2001 (not including our subsidiary).

	December 31, 2003	December 31, 2002	December 31, 2001	September 30, 2001
Unionized	6,510	6,546	6,621	6,761
Non-unionized	2,226	2,452	2,789	2,919

	8,736	8,998	9,410	9,680
Temporary	524	587	659	676
Trainees	598	884	1,511	1,579

Total Number of Employees	9,858	10,469	11,580	11,935
Technical and Operations	5,608	5,784	5,893	6,050
Sales and Marketing	438	602	794	845
Financial and Administrative Support	1,687	2,011	2,314	2,300
Customer Service	2,125	2,072	2,579	2,740

Total	9,858	10,469	11,580	11,935

For the fiscal year ended December 31, 2003, the principal components of labor costs were basic wages, overtime and fringe benefits. We also incurred certain other related costs, including contributions made to the national pension plan, health plans, family allowances and additional pension contributions and life insurance premiums for employees covered by collective bargaining agreements. Most of these contributions are mandated by law.

On December 31, 2003, approximately 74% of our permanent employees were union members. All middle and senior management positions are held by non-unionized employees. Benefits under collective bargaining agreements include benefits to employees who retire upon reaching the age of retirement or who become disabled or who die prior to the age of retirement. We have calculated our liability relating to such benefits at approximately Ps.1 million as of December 31, 2003.

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

In March 2004, the Argentine National Congress approved a draft labor reform law to replace Law No. 25,250. The new law introduces the following changes: (i) it revises the Employment Contract Law (Law No. 20,244); and (ii) it amends the Collective Bargaining Agreements Law (Law No. 14,250). These reforms entail a step back from the decentralization and deregulation of collective bargaining agreements previously in place, as they reinstate the subsistence of collective bargaining agreements after their expiration and the prevalence of agreements reached between higher negotiating levels over company-specific ones. The new law also promotes contracts for unspecified terms, although labor cost reduction incentives are lower than those applicable in the previous reform, and provides that probationary terms must not exceed three months.

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

As of the date of this Annual Report, the number of our outstanding shares by class was as follows:

Class	Amount
Class A	1,091,847,170
Class B	654,205,259

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

Holders of our Class A and Class B shares have the same rights.

Telefónica Equity Exchange Offer

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

As of December 31, 2003, Telefónica Holding conducts its telecommunications business through a 50.0% joint venture interest in Cointel, which, in turn, owns approximately 64.8% of our outstanding capital stock.

Depositary Shares

In 1991, we offered and sold American Depositary Shares in the United States to qualified institutional buyers (“QIBs”) in reliance on, and subject to restrictions imposed pursuant to, Rule 144A under the Securities Act, and Global Depositary Shares (“GDSs”) and, collectively with ADSs, (the “Prior Offering Depositary Shares”) outside Argentina and the United States in reliance on Regulation S. Each Prior Offering Depositary Share represented Class B Shares.

In February 1994, we conducted a registered exchange offer permitting holders to exchange their Prior Offering Depositary Shares for ADSs (each also representing ten of our Class B Shares) registered under the Securities Act. The ADSs offered in the Exchange Offer are identical to the Prior Offering Depositary Shares, except (1) the ADSs are listed on the New York Stock Exchange, and (2) the ADSs are not subject to resale restrictions. On March 8, 1994, American Depositary Receipts (“ADRs”) evidencing the ADSs began trading on the New York Stock Exchange. The ADRs are issued by Citibank, as Depositary, pursuant to the terms of a deposit agreement. As of December 31, 2003, approximately 50.6 million ADSs, representing approximately 77.3% of the total number of issued and outstanding Class B Shares and approximately 28.96% of our total shares, were outstanding. See Item 4: “Information on the Company—Our History and Development—Our Reorganization”.

B. Related Party Transactions.

Under the Management Contract, our indirect parent Telefónica manages our business and provides services, expertise and know-how with respect to the entire range of our business. Affiliates of Telefónica and Telefónica Holding are also involved in other investments and operations in the communications and media sector in Argentina and in other countries, some of which may involve or impact us. Conflicts of interest between us, Telefónica and other affiliates may therefore arise in connection with the negotiation and performance of duties and the payment of fees under the Management Contract, as well as in connection with other business activities. See Item 4: “Information on the Company—Management Contract”. During the fiscal year ended December 31, 2003, Telefónica received fees pursuant to the Management Contract of Ps.86 million. See Item 5: “Operating and Financial Review and Prospects”.

Our balances with Telefónica and other direct and indirect shareholders of Cointel and their respective affiliates are:

December 31, 2003
(in millions of pesos restated for inflation until February 28, 2003)
Assets
Trade Receivables
CTC Mundo S.A.	3
Emergia Argentina S.A.	1
Katalyx Argentina S.A.	1
Adquira S.A.	1
C.P.T. Telefónica Perú	1
Emergia Uruguay S.A.	1

Total Trade receivables	8

Other receivables
TDA S.A.	40
Telefónica Gestión de Servicios Compartidos S.A.	4
Telefónica Media Argentina S.A. (“Temarsa S.A.”)	2
Atento S.A.	7

Total Other receivables	53

Total Assets	61

Liabilities
Trade Payables
Telefónica	3
Telefónica S.A. – Sucursal Argentina (1)	76
Emergia S.A.	68
Telefónica Procesos y Tecnología de la Información	4
Telefónica Servicios Audiovisuales	1
C.P.T. Telefónica Perú	1
Televisión Federal S.A.	1
Telefónica Investigación y Desarrollo S.A.	5

Total Trade Payables	159

Bank and Financial Liabilities
Telefónica Internacional (2)	1,576

Total Bank and Financial Liabilities	1,576
Other Payables
Telefónica	10
TCP S.A.	13
Telefónica S.A. - Sucursal Argentina	2

Total Other Payables	25

Total Liabilities	1,760

Management Fee
Telefónica S.A. - Sucursal Argentina	86

[1]	Includes 76 million pesos as of December 31, 2003 and 2002, respectively, corresponding to liabilities by management fee.

[2]	See Note 14 of our Consolidated Annual Financial Statements.

December 31, 2003
(in millions of pesos restated for inflation until February 28, 2003)
Net income (loss) from goods and services
TCP S.A.	101
TDA S.A.	38
Atento Argentina S.A. (“Atento S.A.”)	(11)
Telefónica Ingeniería de Seguridad S.A.	(4)
Telefónica Data USA	(1)
Telefónica S.A. – Sucursal Argentina	(7)
Pléyade Argentina S.A.	1
Telefónica del Brasil	1
Telefónica Procesos y Tecnología de la Información	(3)
Telefónica Investigación y Desarrollo S.A.	(2)
Emergia Argentina S.A.	5
Emergia Uruguay S.A.	2
Adquira Argentina S.A.	(2)
C.P.T. Telefónica Perú	(1)
Telefónica S.A.	(2)
Televisión Federal S.A.	(4)
CTC Mundo S.A.	(2)
Terra Network Argentina S.A.	(1)

108
Net financial charges
Telefónica Internacional	(210)
Atento S.A.	1

(209)
Purchases of good and services
TDA S.A.	7

7

All these trade receivables and trade payables are ordinary course transactions for services rendered and are entered into as arms -length transactions. Telefónica Holding, either directly or through affiliates, at various times, engaged in a number of transactions with us.

As of December 31, 2003, we and Telinver have borrowed a total of approximately U.S.$538 million from our controlling company, Telefónica Internacional. These obligations have been rolled over. The loan agreements provide that the creditor may accelerate the terms of our debt if there are changes in our equity, economic and financial situation that, due to their adverse nature, may affect our capacity to comply with the obligations assumed in the agreements or if there are restrictions that may limit our capacity to repay our debts.

These loans bear interest at approximately 9.5%. During 2003 we (not including Telinver) decreased our total debt with related parties by approximately U.S.$351 million, including U.S.$177 million in cash payment and cessions and U.S.$174 million of Cointel Notes. As of December 31, 2002, our (not including Telinver) total debt with related parties represented 47.2% of our total financial debt in foreign currency. As of December 31, 2003 that share was 33.1%.

Telefónica Internacional has advised us that until September 20, 2004, it has waived subject to certain conditions certain covenant defaults and that it will not until that date accelerate our loan on the basis of the effects of the Public Emergency Law. This waiver does not constitute a rollover through the date of the waiver.

No member of the Board of Directors, or member of the Supervisory Committee or any of the officers who report to Supervisory Committee members, responsible for implementing our policy, has incurred any material indebtedness owed to us.

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

As of December 31, 2003, the amount of these labor claims including accrued interest and legal expenses totaled approximately Ps.91 million. We have not created any reserve for these claims because (1) pursuant to the Transfer Contract, ENTel has agreed to indemnify us in respect of these claims and (2) the Argentine government has assumed joint and several liability with ENTel for the indemnity obligations and has authorized us to debit an account of the Argentine government at Banco Nación for any amount payable by us in respect to the indemnification.

Under Debt Consolidation Law No. 23,982, ENTel and the Argentine government may discharge their indemnity obligations by the issuance of 16-year Debt Consolidation Bonds. As of December 31, 2003, we have paid approximately Ps.6.8 million to satisfy a number of claims. On December 16, 1999, we initiated a claim for indemnification and reimbursement in connection with these payments. The case is being argued in court, and no ruling has yet been issued.

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

After analyzing the claim, our legal counsel contested the allegations, petitioning that such a claim should be dismissed on the grounds that it fails to state a claim with a basis in law. The court of original jurisdiction ruled in our favor, but this resolution was revoked by the Court of Appeals that held the claim must not be dismissed, but rather must be substantiated at the court of original jurisdiction. Through our legal counsel, we filed an appeal to the Supreme Court of Argentina against the Court of Appeals’ decision, which was subsequently denied. An appeal of this denial filed with the Supreme Court of Argentina is currently pending. None of these courts has yet ruled on the substance of the claim.

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

On July 29, 2003, we received a communication sent by the CNC requesting us and Telefónica Larga Distancia de Argentina S.A. (“TLDA S.A.”), a company that was merged into us, to pay Ps.51 million, including principal and accrued interest as of July 31, 2003, which, according to such note, would correspond to savings, plus interest, obtained by such companies pursuant to reductions in employers’ social security contributions approved by Decree No. 1,520/98 and supplementary provisions, applied to salaries of such companies’ personnel from April 1999 through June 2001. Pursuant to Resolution S.C. 18,771/99, those savings were to be applied to the performance of programs or promotional projects within the framework of the presidential initiative called “argentin@internet.todos” to be managed by the International Telecommunications Union (UIT). We, both with respect to our own operations as well as successor of the rights and obligations of TLDA S.A., have recorded a liability related to those savings for the outstanding principal, for an amount of Ps.21 million (see Note 3.1.j to the Consolidated Annual Financial Statements), which, we understand, is our total liability as of December 31, 2003. In the opinion of our management and our legal counsel, we have solid ground to claim that this liability should not be considered as delinquent and so we reported to the CNC in a note dated August 13, 2003 challenging the assessment carried out by such agency and requesting the remanding of proceedings.

During the normal course of business, we are subject to miscellaneous other labor, commercial, tax and regulatory claims. While these actions are being contested, the outcome of such individual matters is not predictable with assurance. Based on our management’s assessment regarding the probable loss from such claims and the advice of legal counsel, we have accrued Ps.223 million as of December 31, 2003.

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

The following table sets forth the amount of cash dividends paid since January 1, 1994, for each of the years indicated.

Payment Date	% Over Capital	In Pesos(1)	Total Amount In U.S.$(2)	Banco Nación Exchange Rate
January 5, 1994	3.750%	215,553,176	88,406,803	1.000
June 3, 1994	4.100%	233,968,781	96,658,106	1.000
December 22, 1994	4.800%	260,623,037	113,160,708	1.000
May 3, 1995	5.150%	268,174,063	121,412,010	1.000
December 22, 1995	5.150%	266,774,483	121,412,010	1.000
May 17, 1996	5.150%	266,774,483	121,412,010	1.000
December 27, 1996	5.150%	266,774,483	121,412,010	1.000
July 15, 1997	5.440%	281,796,735	128,248,802	1.000
December 12, 1997	5.750%	297,855,005	135,557,098	1.000
July 8, 1998	7.000%	329,322,570	149,878,334	1.000
December 23, 1998	7.000%	329,285,309	149,861,376	1.000
July 21, 1999	7.000%	329,279,903	149,858,916	1.000
December 7, 1999	7.000%	329,279,903	149,858,916	1.000
August 8, 2000	7.000%	329,279,903	149,858,916	1.000
March 29, 2001	7.000%	329,279,903	149,858,916	1.000
November 8, 2001	7.000%	329,279,903	149,858,916	1.000

(1)	In pesos restated for inflation until February 28, 2003.

(2)	Calculated using the exchange rate as of the payment date (Ps.1.00 = U.S.$1.00).

B. Significant Changes.

Since January 1, 2003 the peso has strengthened against the U.S. dollar. On April 12, 2004, the peso/U.S. dollar exchange rate was Ps.2.81 to U.S.$1.00, which differs from the exchange rate of Ps.2.93 to U.S.$1.00 as of December 31, 2003, as published by Banco Nación.

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

	High	Low
1998	39.38	19.00
1999	39.75	21.69
2000	49.31	28.25
2001	30.20	7.20
2002	14.00	1.80
2003	10.89	2.90
2002:
First Quarter	13.95	7.21
Second Quarter	9.50	3.30
Third Quarter	4.10	2.39
Fourth Quarter	4.70	1.80
2003:
First Quarter	6.70	2.90
Second Quarter	10.89	4.85
Third Quarter	9.89	7.00
Fourth Quarter	9.95	7.59
Recent Six Months:
October 2003	9.60	7.59
November 2003	9.95	8.05
December 2003	9.50	8.25
January 2004	13.20	8.40
February 2004	11.15	9.05
March 2004	12.02	10.15

On April 12, 2004, the last reported sale price of the ADSs on the New York Stock Exchange was U.S.$10.60 per ADS. The Depositary indicated that on December 31, 2003 there were approximately 50.6 million ADSs outstanding and approximately 2,570 beneficial owners of ADSs. Such ADSs represented approximately 77.3% of the total number of issued and outstanding Class B Shares as of December 31, 2003.

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

The following table sets forth, for the calendar periods indicated, the high and low closing sales prices (in pesos) of the Class B Shares on Buenos Aires Stock Exchange:

	High	Low
1998	3.90	1.95
1999	3.97	2.16
2000	4.93	2.82
2001	2.70	0.70
2002	2.80	0.80
2003	3.05	1.20
2002:
First Quarter	2.80	2.01
Second Quarter	2.30	1.38
Third Quarter	1.33	0.92
Fourth Quarter	1.50	0.80
2003:
First Quarter	2.00	1.20
Second Quarter	3.05	1.49
Third Quarter	2.80	2.00
Fourth Quarter	2.91	2.23
Recent Six Months:
October 2003	2.72	2.23
November 2003	2.91	2.36
December 2003	2.78	2.55
January 2004	3.95	2.65
February 2004	3.50	2.65
March 2004	3.46	2.95

As of April 12, 2004, the last reported sale price of the Class B Shares on the Buenos Aires Stock Exchange was Ps.2.96 per share. On December 31, 2003 there were approximately 3,000 holders of record of Class B Shares.

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

Certain information regarding the Argentine equities market is set forth in the table below:

	Argentine Equities Market
	December 31,
	2003	2002	2001	2000	1999	1998
Market capitalization (U.S.$billions)	184.5	103.3	192.5	165.8	83.9	45.3
As percentage of GDP(1)	144.6%	103.5%	71.6%	58.3%	29.6%	15.2%
Annual volume (U.S.$millions)	3,000	1,325	6,970	9,670	12,687	32,464
Average daily trading volume (U.S.$millions)	11.9	5.2	16.7	38.0	51.5	132.5
Number of listed companies	80	83	87	92	91	98

(1)	GDP refers to the Gross Domestic Product of Argentina.

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

The Supervisory Committee has certain general powers and duties, notwithstanding any others as may be provided for under the Business Companies Act or our bylaws:

•	supervising our management, by an examination of its books and other documents whenever it may deem so convenient, but at least once every three months;

•	verifying, in like manner and with like frequency as indicated above, our cash and securities, as well as our obligations and the performance thereof;

•	receiving notice of and attending the meetings of the Board of Directors and shareholders. The Supervisory Committee may express its opinions at these meetings but is not allowed to vote;

•	ensuring that our directors have posted the required performance bonds and that the same are maintained;

•	submitting a written report on our economic and financial condition to the annual shareholders meeting;

•	providing information within its scope of responsibility to any shareholders so requesting who are owners of at least 2% of our capital;

•	calling the shareholders to an extraordinary meeting whenever it may deem necessary, and to annual or special class meetings if the board should fail to do so as required; and

•	overseeing the management of our business for compliance with the law, our bylaws or internal regulation, and any resolutions adopted by the shareholders.

The members of the Supervisory Committee are entitled to access information and make administrative inquiries into facts or circumstances relating to any fiscal year prior to the date of their appointment.

The members of the Supervisory Committee are jointly liable for the performance of their duties and obligations as imposed on them by law, the bylaws, or our internal procedures. They are also jointly liable with the directors for any damage occurring which would have been prevented had they acted in compliance with the law, the bylaws, the internal regulations, or the resolutions adopted by the shareholders. Our bylaws provide that we shall be supervised by a Supervisory Committee of three members and three alternate members elected by the shareholders to serve for a one-year term and may be re -elected. Any vacancies in the Supervisory Committee shall be filled by the alternate members in the order of their appointment. Any of its members may act on behalf of the Supervisory Committee at Board of Directors or shareholders meetings.

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

Corporate governance framework

Good Corporate Governance Practices

In light of the significant conceptual and regulatory progress made in modern corporate governance rules and standards, both in the United States and in Argentina, and recognizing the need to be aligned with the worldwide objectives of Telefónica and its worldwide subsidiaries (“Telefónica Group”) in the area of corporate governance, on December 17, 2002, our Board of Directors resolved to create an Audit and Control Committee and a Human Resources and Corporate Standing Committee to promote and support the development of good corporate governance actions.

The principal guiding policies for corporate governance of the Telefónica Group are:

(1)	maximization of our value in furtherance of the shareholders’ interests,

(2)	the material role of the Board of Directors or Management Committee in our conduct and management; and

(3)	information transparency in our relationship with our employees, shareholders, investors and customers.

Audit and Control Committee

The Audit and Control Committee was created as a transitional committee on December 17, 2002, and will be superseded by an Audit Committee to be created by us in accordance with the requirements and provisions of Executive Decree No. 677/01 and the rules and regulations of the SEC. These requirements and provisions will be effective as of May 28, 2004. This interim committee was formed by three members of our Board of Directors (the “Board”), all with strong specializations in accounting, financial, and corporate matters, each of which was nominated by the chairman of the Board. Their tenure on this committee will end upon their ceasing to be members of the Board or whenever so directed by the Board.

Their primary duties are to (1) advise the Board in connection with the appointment of an external auditor, the terms and conditions for its engagement, the scope of its professional mandate and, if such should be the case, its rescission or renewal; (2) review our financial information, ensure our compliance with legal requirements and the correct application of generally accepted accounting principles; (3) advise the Board in matters relating to the adequacy and integrity of internal control systems involved in the preparation of financial information, (4) ensure compliance with the Public Offering Transparency Rules and Good Corporate Governance rules, and (5) make any relevant improvement recommendations.

On May 19, 2003, our Board of Directors approved in connection with the formation of the Audit Committee required to be created in accordance with decree 677/01 (1) the structure of the committee and the minimum requirements to qualify as a member of the committee; (2) the planning of the main tasks to be performed and the necessary means for proper functioning, and (3) the training plan for its members. In that sense, our Board of Directors stated that the Audit Committee shall be formed by three or more members of the Board of Directors, all of which shall be independent directors in accordance with the criteria set forth by the CNV. According to these criteria, a director will not be independent if among other cases, he or she is at the same time a director or personnel of the controlling shareholder or other company controlled by it or any other of its subsidiaries.

Human Resources and Corporate Standing Committee

This permanent committee, created on December 17, 2002, is formed by four members of the Board. Its members were nominated by the Board chairman and will remain on the committee for as long as they continue to be members of the Board or until otherwise directed by the Board.

Their mandate is to (1) report to the Board on the development of our personnel policies; (2) advise the Board on the adoption of personnel policy actions; (3) review our compensation policies and provide their assistance as specifically directed by the Board; and (4) supervise our corporate image policy and make improvement recommendations to the Board.

Disclosure Committee

On February 12, 2003, our Board approved the formation of a Disclosure Committee with responsibility for receiving, classifying and reviewing all corporate information in order to determine what should be released to the markets and arranging it in accordance with the features, terms and scope set forth in the local and foreign laws applicable to us. The Disclosure Committee’s functions and powers are governed by its internal regulations.

Market Disclosure Rules

(1)	Along with Telefónica and pursuant to our statutory obligations, Telefónica and we have assumed a commitment of transparency to their and our shareholders, investors and the market in general, with a view to positioning the Telefónica Group as a forerunner in transparency policies.

(2)	With this objective in mind, several internal rules were issued that set the basic principles for information disclosure control systems and processes aimed at ensuring that our material information is known by our top executives and management team, and also established the mechanisms for conducting periodical evaluations of the effectiveness of those processes and systems.

Internal Rules of Conduct on Negotiable Securities

We have established internal rules of conduct on negotiable securities for the purpose of restricting the execution of transactions involving negotiable securities of the Telefónica Group by the top management and other employees with access to privileged information. These rules provide for (1) obligations to disclose deals in which the relevant person has a personal interest, (2) the prohibition to make deals using privileged information when the relevant person has a personal interest and (3) dealing of confidential information.

Rules on Registration, Reporting and Monitoring of Financial Information

We approved rules on registration, reporting and monitoring of financial information, aimed at (1) maintaining control levels that ensure that the transactions and amounts included in our financial statements are adequately reflected, (2) carrying out adequate processes that ensure that the financial information is furnished and known by the relevant responsible members of the organization, (3) defining and delimiting the responsibilities of each level within the organization regarding the reliability of the information that is publicly disclosed and applying such mechanisms as necessary to assure the confidence of investors and other users of the information, (4) establishing the mechanisms and principles necessary to maintain, to the extent permitted by the applicable laws, uniform practices and criteria of the whole Telefónica Group, (5) monitoring and ensuring that the transactions made among companies of the Telefónica Group are adequately identified and reported, and (6) maintaining adequate supervision of processes that ensure the permanent effectiveness of the financial information registration, disclosure and monitoring system, identifying and correcting any potential deficiency or failure.

Appointment of independent directors

We currently have three members and one alternate of the Board who meet the independence requirements established by applicable laws. These directors are members of the Audit and Control Committee and are being trained for becoming future members of the Audit Committee. There is also an independent director among the alternate members.

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

C. Material Contracts.

Other than the contracts listed as exhibits under Item 19 of this Annual Report, during the past two years we have not entered into any material contracts other than contracts entered into in the ordinary course of business and shareholder loans as described in Item 5: “Operating and Financial Review and Prospects—Liquidity and Capital Resources”. A summary of the terms of these contracts is provided below.

Management Contract

We are party to a management contract with Telefónica to provide operating expertise. A summary of terms appears in Item 4: “Information on the Company—Management Contract”.

Reorganization Transactions

See Item 4: “Information on the Company—Our History and Development—Our Reorganization”.

D. Exchange Controls.

Since early December 2001, Argentine authorities implemented a number of monetary and currency exchange control measures that mainly included restrictions on the free use of funds deposited with banks and the tight restriction of transferring funds abroad, with the exception of transfers related to foreign trade and other authorized transactions. Later, the Argentine Government declared the official default on foreign debt payments. On January 6, 2002, the Argentine Congress approved Law No. 25,561 on Public Emergency and Exchange System Reform that introduced dramatic changes to the economic model implemented until that date and that amended the Convertibility Law (the currency board that pegged the Argentine peso at parity with the U.S. dollar) approved in March 1991. The new law empowers the National Executive Power to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the medium term.

As a result of the above, since early 2002, the exchange rate with the U.S. dollar has increased compared to the Argentine Peso (the parity was originally one Peso per U.S. dollar). As of December 31, 2003 the increase was 193% (Ps.2.93 per U.S. dollar).

Other regulations were issued subsequently, amending some of the above-mentioned regulations. The main aspects of such other regulations are:

(a)	the conversion into pesos of certain foreign currency-denominated loans by financial institutions in the Argentine financial system outstanding at the time of enactment of Law No. 25,561 at an exchange rate of Ps.1 per U.S.$1, plus an adjustment for CER or CVS, as the case may be; as well as the conversion of U.S. Dollar-denominated bank deposits in financial institutions in the Argentine financial system into Peso-denominated bank deposits at an exchange rate of Ps.1.40 per U.S.$1 plus and adjustment pursuant to CER;

(b)	issuance of bonds by the Argentine Government to compensate financial institutions for the difference generated by the application of the exchange rates mentioned above;

(c)	the conversion of most obligations not related to the Argentine financial system originally denominated in foreign currency and governed by Argentine law, as of January 6, 2002, at an exchange rate of Ps.1 per U.S.$1 and subsequent adjustment pursuant to CER or the CVS, depending on the nature of the obligation, plus an equitable adjustment in certain cases, that is to be agreed between the parties or, as the case may be, claimed at judicial courts. From the enactment of the Asymmetric Compensation Law, the Government established the elimination of the CVS from April 1, 2004. From that date the CVS will be replaced by the annual interest rate agreed in the original contract, and if such interest is higher than the average interest rates existing in the financial system, a rate set by the BCRA will be applied.

(d)	pesification of public service rates, which had been originally agreed upon in U.S. dollars, at an exchange rate of Ps.1.00 per U.S.$1.00 and subsequent renegotiation on a case-by-case basis; and authorization to the National Executive Power to renegotiate the above contracts taking into account the impact of the rates on the competitiveness of the economy, the income distribution, the quality of service, the investments plans, the interest of the users, the accessibility to the services, the security of the comprised systems and the profitability of the companies (see Note 11.1 to the Consolidated Annual Financial Statements);

(e)	following recent actions by the Banco Central de la República Argentina (“BCRA”) seeking a gradual normalization of the local foreign exchange market, effective January 8, 2003, prior authorization from the BCRA is no longer required to transfer funds abroad for payment of profits and dividends to foreign beneficiaries, if reported as payable under approved financial statements certified by an independent auditor;

The BCRA eliminated the requirement of obtaining its approval to transfer funds abroad in order to pay principal or interest of financial debts with foreign creditors, provided such payments are not made prior to 15 days of the due date (business days in the case of principal payments). In the case of repayment of loans disbursed from September 3, 2002, the referred repayment shall not require authorization, provided the funds have been settled in the exchange market, with certain exceptions. It is required that for the payment of both principal and interest, the applicable information and documentation requirements established by the participating institution be complied with. In addition, the advanced repayment of principal is allowed, provided the amount in foreign currency applied to settle the debt does not exceed the current value of the debt percentage that is being settled.

Where the payment of principal and interest is part of debt restructuring processes with foreign creditors, the advanced repayment does not require the prior authorization of the BCRA, although in the case of payments of principal, it is required that the new indebtedness terms and conditions and the cash payment do not imply an increase in the indebtedness current value.

On the other hand, Decree No. 285/03 effective June 30, 2003 set forth the requirement of recording inflows, outflows and trading of foreign currency with the BCRA and it also determined that inflows to the local markets can only be remitted abroad after 180 calendar days from the settlement of foreign currency amounts in the exchange market, with the exception of foreign trade transactions and direct foreign investments.

(f)	suspension of dismissals without just cause as of June 30, 2004 for employees hired before January 1, 2003. Should an employee be fired without just cause, the severance payment shall the double of the amount originally provided by law;

(g)	suspension for two years of the law on protection of bank deposits (Ley de Intangibilidad de los Depósitos) or until the National Executive Power considers the financial emergency to be concluded;

(h)	pursuant to Law No. 25,820, the national public emergency situation was extended until December 31, 2004; and

(i)	Decree No. 1,269/02 suspended until December 10, 2003 the enforcement of clause 5 of section 94 (providing for the mandatory dissolution of a company due to the loss of its capital) and section 206 (providing for the mandatory reduction of the capital of a company due to the loss of its reserves and 50% of its capital) of the Argentine Business Association Law. On December 23, 2003, the National Executive Power issued Decree No. 1,293/03, which extended the suspension established by Decree No. 1,269/02 until December 10, 2004.

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

We have valued our receivables, payables, revenues, costs and expenses, using our best estimates as to the possible effect of the above discussed matters, primarily the effects of the pesification of our rights, receivables and liabilities.

Conversely, and as a consequence of the changes implemented from January 2002 to December 31, 2003, there was an increase in the Argentine consumer price index of 46.1% and an increase in the Argentine wholesale price index of 122.4% according to the information provided by INDEC.

E. Taxation.

U.S. Federal Income Taxation

The following is a summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of ADSs (evidenced by ADRs) by a U.S. Holder. As used herein, the term “U.S. Holder” means a beneficial owner of ADSs that is, for U.S. federal income tax purposes, (1) a citizen or resident alien individual of the United States, (2) a corporation, or other entity treated as a corporation, created or organized in or under the laws of the United States or any state thereof (including the District of Columbia), (3) an estate the income of which is subject to U.S. federal income tax regardless of its source, or (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust. The U.S. federal income tax treatment of a partner in a partnership that holds our ADSs will depend on the status of the partner and the activities of the partnership. Partners in such partnerships should consult their own tax advisors.

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

Dividends paid by us will not be eligible for the “dividends-received deduction” generally available to U.S. Holders that are corporations. However, pursuant to recently enacted legislation, dividends in respect of our Class B Shares represented by ADSs paid to certain U.S. Holders (including individuals) in taxable years beginning before January 1, 2009 may qualify for preferential rates of U.S. federal income tax provided that the ADSs are readily tradable on an established securities market in the United States (and provided that we are not a PFIC, as described below, and certain other requirements, including with respect to the holder’s holding period, are satisfied). Although we believe that the ADSs currently are readily tradable on an established securities market in the United States, no assurance can be given that our ADSs will remain readily tradable for this purpose. U.S. Holders are urged to consult their own tax advisors regarding the effect of the recent legislation in their particular circumstances. In addition, the Internal Revenue Service is expected to issue certification procedures whereby a non-U.S. corporation will have to certify as to the eligibility of its dividends for the reduced U.S. federal income tax rates.

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

Passive Foreign Investment Company Rules

Special U.S. federal income tax rules apply to U.S. persons owning shares in a passive foreign investment company (“PFIC”) directly or indirectly (including by holding an option to acquire shares of a PFIC). A non-U.S. corporation generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules with respect to the income and assets of subsidiaries, either:

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

Based on certain estimates of our current and projected gross income and gross assets available as of the date of this annual report, we believe that we will not be considered a PFIC for U.S. federal income tax purposes for our taxable year ending September 30, 2003. However, since the determination of whether we are a PFIC will be made by us on an annual basis and depends upon the nature of our activities and the composition of our income and assets, including the market value of our assets, from time to time, and since there are uncertainties in the technical application of the relevant rules, there can be no assurance that we will not be considered a PFIC for the current or any future taxable year. Moreover, we will not obtain an opinion of counsel, and no ruling will be sought from the IRS, regarding any U.S. federal income tax characterization of us as a PFIC. If we were treated as a PFIC for any taxable year, a U.S. Holder that owns ADSs may be subject to adverse U.S. federal income tax consequences upon a sale or other disposition of such ADSs, or upon the receipt of certain distributions from us, unless such U.S. Holder makes certain elections (if available), generally for the first taxable year for which such U.S. Holder is treated as holding shares in a PFIC.

In general, subject to the elections described below, if we were treated as a PFIC for a taxable year during which a U.S. Holder owns ADSs, then any gain realized by such U.S. Holder from the sale or other disposition of such ADSs (possibly including a gift, exchange in a corporate reorganization or grant as security for a loan), and any excess distribution (i.e., a distribution that exceeds 125% of the average distributions during the shorter of the prior three years and the U.S. Holder’s holding period for the ADSs), would be treated as ordinary income earned ratably over each day in the U.S. Holder’s holding period for the applicable ADSs. The amount allocated to prior taxable years, other than a taxable year before we are treated as a PFIC, would be subject to U.S. federal income tax at the highest rate in effect for ordinary income earned by individuals or corporations, as applicable, for such taxable year. An interest charge would be imposed on the U.S. federal income tax liability allocated to each such taxable year as if such liability represents a tax deficiency for such taxable years. In addition, a step-up in the basis of the PFIC stock may not be available upon the death of an individual U.S. Holder.

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

If it were ultimately determined that we were a PFIC, then dividends in respect of our Class B Shares represented by the ADSs will not be eligible for the preferential rate of U.S. federal income tax described above under “Distributions”.

Prospective purchasers of ADSs are urged to consult their own advisers regarding the consequences of the application of the PFIC rules to the ADSs and the availability and advisability of making an election to avoid adverse U.S. federal income tax consequences of the PFIC rules should we be considered a PFIC for any taxable year.

Backup Withholding and Information Reporting

A U.S. Holder of ADSs may, under certain circumstances, be subject to “backup withholding” (currently at a rate of 28%) and information reporting requirements with respect to certain payments, including certain dividends or the proceeds of certain sales of ADSs, unless such U.S. Holder (i) is treated as a corporation for U.S. federal income tax purposes or falls within certain other exemptions (and demonstrates this fact when so required) or (ii) furnishes a correct taxpayer identification number and certifies that such U.S. Holder is not subject to backup withholding, and otherwise complies with applicable requirements of backup withholding rules. Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder generally may be claimed as a credit against such U.S. Holder’s U.S. federal income tax liability provided that the required information is furnished to the U.S. Internal Revenue Service.

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

The National General Attorney has issued a ruling stating that capital gains are not taxed as a result of the abrogation of Law 25,414.

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

Moreover, Law No. 25,585 dated May 15, 2002 establishes that tax on personal assets on shares owned by individuals or undivided estates resident in Argentina or abroad shall be collected by the Argentine company at the 0.5% rate and the Ps.102,300 nontaxable amount shall not apply to this case.

The law also includes a legal presumption that the shares of an Argentine company that are owned by any foreign legal entity are deemed to be indirectly owned by individuals or undivided estates and then taxed as described above.

This provision doesn’t apply in the case of shareholders resident in some countries that have tax treaties with Argentina such as Spain or Chile which establish that this kind of property is taxed only in the country the shareholder is resident.

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

THE ABOVE SUMMARIES DO NOT CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO THE OWNERSHIP OF THE ADSs OR THE CLASS B SHARES.

F. Dividends and Paying Agents.

Not applicable.

G. Statement by Experts.

Not applicable.

H. Documents on Display.

We file annual reports on Form 20-F and furnish periodic reports on Form 6-K to the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. Anyone may read and copy any of these reports at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Information on the operation of the public reference rooms is available by calling 1-800-SEC-0330. Documents filed since October 1, 2002 can be found on the EDGAR system on the Security and Exchange Commission website, www.sec.gov.

Anyone may request a copy of these filings by writing or calling us at Ingeniero Huergo 723, (C1107AOH) Buenos Aires, Argentina, attention: Investor Relations Office, telephone 5411-4332-3890.

I. Subsidiary Information.

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

We are exposed to market risk, including changes in interest rates and foreign exchange rates in the normal course of our business.

Our indebtedness increased in terms of peso as of December 31, 2003 from the end of the fiscal year as of December 31, 2001 due to the devaluation of the Argentine peso as discussed elsewhere in this Annual Report. As of December 31, 2002, our consolidated total bank and financial debt in foreign currency was the equivalent of U.S.$1,842 million. As of December 31, 2003, this amount had decreased to the equivalent of U.S.$1,543 million. The impact of foreign exchange during 2003 on our net monetary position in foreign currency, net of our exposure to inflation, amounted to a gain of Ps.760 million. As of December 31, 2003, consolidated current assets in foreign currency were lower than our consolidated current liabilities in foreign currency by Ps.1,690 million. See Item 3: “Key Figures—Presentation of figures in constant Argentine pesos”. The amount of indebtedness as a percentage of our total financial debt subject to variable interest rates has decreased from 52% in 2002 to 38% in 2003. This is mainly due to the cancellation of part of our debt (U.S.$174 million) owed to Telefónica Internacional in exchange for Cointel’s notes. See Item 5: “Operating and Financial Review and Prospects—Exchange of Notes”. Despite the decrease in our debt due to the payments made, the fair value in terms of U.S. dollars as of December 31, 2003 is substantially equal to the fair value as of December 31, 2002. During 2003, the improvement in the Argentine economic climate mentioned elsewhere in this Annual Report and in the market perception of our risk resulted in an increase of the market prices of our outstanding notes and, so, the implicit market rates we use to discount our debt decreased. Additionally, in terms of pesos, the fair value decreased a 13% due to the appreciation of the peso. The decline in variable interest rates reflected lower spreads and lower reference rates (LIBOR as of December 31, 2003 was 1.22% as compared to 1.38% as of December 2002).

Material non-U.S. dollar foreign exchange instruments have been hedged as of December 31, 2003, as described below. A swap arrangement hedged the related exposure to yen/U.S. dollar exchange rate fluctuations associated with our incurrence of long-term yen-denominated debt. In addition, we entered into NDF contracts to hedge the risk of fluctuations in the dollar exchange rate for certain obligations.

Set forth below is tabular information presented in our reporting currency, Argentine pesos, with respect to our net debt defined as Debt Obligations and the other instruments less Financial Assets (time deposits). The table reflects principal and related exchange rates, broken out between floating rate and fixed rate debts.

SENSITIVITY TO INTEREST RATES AND EXCHANGE RATE – NET DEBT (December 31, 2003)

	MATURITY DATES (in millions of pesos)(1)(2)							FAIR VALUE(3)
	2004	2005	2006	2007	2008	Subsequent	TOTAL	Underlying Debt	Associated Derivatives	TOTAL	Book Value
EUROPE	2	2	2	2	7	41	58	62	(20)	42	58
EURO
Fixed Rate	7	7	7	7	7	41	78	62	—	62	78
Average Interest Rate (%)	1.75	1.75	1.75	1.75	1.75	1.75
Swap Euros	(5.01)	(5.01)	(5.01)	(5.01)	—	—	(20)	—	(20)	(20)	(20	)(4)
AMERICA	1,572	117	255	597	402	1,145	4,088	4,161	17	4,178	4,088
ARS	(6)	—	—	—	—	—	(6)	(6)	—	(6)	(6)
Fixed Rate	(6)	—	—	—	—	—	(6)	(6)	—	(6)	(6	)(5)
Average Interest Rate (%)	1.82
U.S.$	1,578	117	255	597	402	1,145	4,094	4,167	17	4,184	4,094	(6)(7)(8)(9)
Floating Rate	1,634	72	6	4	4	—	1,718	1,717	—	1,717	1,718
Average Spread (%)(10)	7.79	1.87	1.96	2.09	2.09
Fixed Rate	(60)	41	245	589	399	1,145	2,359	2,450	—	2,450	2,359
Average Interest Rate (%)(11)	5.02	9.84	9.88	9.89	9.89	9.90
Swap Euros	4.30	4.30	4.30	4.30	—	—	17	—	17	17	17	(4)
TOTAL	1,574	119	258	599	410	1,186	4,146	4,223	(3)	4,220	4,146

(1)	Exchange rate as of December 31, 2003: Ps.2.93 = U.S.$1.00.

(2)	Total may not sum due to rounding.

(3)	We calculate the fair value as follows:

a)	Outstanding debt with related parties: As it is short-term debt, and the interest rates have been settled recently, the fair value equals its carrying amounts.

b)	Bonds: The bonds are valued at market price as of December 31, 2003.

c)	Other outstanding financial debt: We calculated the fair value considering the zero coupon curve implicit from the yield to maturity of our bonds due in 2004, 2006, 2007, 2008, 2010 and 2011.

The market values indicated may not be indicative of a trend or of values in the mid-term future.

(4)	The net book value of Ps.3 million is included in Other receivables in the Consolidated Annual Financial Statements.

(5)	Excludes Ps.12 million corresponding to certain items not considered as Financial Assets.

(6)	Includes Ps.33 million corresponding to derivative financial instruments classified in other payables in the financial statements as of December 31, 2003.

(7)	Excludes Ps.63 million of accrued interest included in bank and financial payables in the Consolidated Annual Financial Statements as of December 31, 2003.

(8)	Excludes Ps.14 million corresponding to credit balances with banks.

(9)	Net of Ps.336 million of time deposits and treasury bills.

(10)	It is the weighted average interest rate of the outstanding debt as of each date excluding six month U.S. Dollar LIBOR as of December 31, 2003 (1.22%).

(11)	It is the net average interest rate.

Substantially all of our non-peso debt is denominated in U.S. dollars. Until 2002, we employed a policy of not hedging our U.S. dollar-denominated debt obligations in pesos because under the Convertibility Law the peso/U.S. dollar exchange rate was essentially fixed at parity and we had our revenues stream linked to the U.S. dollar because our rates were denominated in U.S. dollars and converted into pesos at the end of the month. Before the Convertibility law, according to the Transfer Contract, our rates were to be adjusted for inflation in Argentina and in certain extraordinary circumstances, by a specific formula which considers both the effect of the inflation and the variation in exchange rates. See Item 3: “Key Information—Selected Financial Data—Exchange Rate Information” and Item 4: “Information on the Company—Rates.”

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

In October and December 2003 we entered into currency future contracts known as NDF to hedge the risk of fluctuations in the dollar exchange rate with Deutsche Bank and BSCH. With the NDF, the currency positions are offset upon maturity of the respective contracts, as cash is exchanged for the net resulting amounts. As of December 31, 2003, these contracts amounted to U.S.$25 million, maturing in April 2004. The collateral granted by us for these operations amounted to U.S.$ 1.4 million. These instruments are used to cover certain short-term payment commitments due in U.S. dollars.

As of December 31, 2003, commitments covered by these contracts are as follows:

Hedged item	Amount (million)		Hedge maturity or closing date	Future exchange rate		Notional value (millions)
Interest 2007 Bonds	U.S.$	11.2	04/20/04	Ps./U.S.$	2.965	U.S.$	10.0
Interest 2004 Bonds	U.S.$	4.8	04/22/04	Ps./U.S.$	2.960	U.S.$	5.0
Interest 2010 Bonds	U.S.$	10.0	04/23/04	Ps./U.S.$	3.00	U.S.$	5.0
			04/28/04	Ps./U.S.$	3.00	U.S.$	5.0

As of April 12, 2004, we entered into new NDF contracts amounting to U.S.$139.4 million, maturing through September 28, 2004.

As of December 31, 2003, there were no significant changes in the market value of the afore-mentioned future contracts.

We also use swap contracts to manage our exposure to exchange rate fluctuations between currencies other than the U.S. dollar. We do not hold derivative financial instruments for trading or other speculative purposes. As discussed below, a swap arrangement hedged the related exposure to yen/U.S. dollar exchange rate fluctuations associated with our incurrence of long-term, yen-denominated debt and another swap hedged the net exposure to euro/U.S. dollar exchange rate fluctuations associated with the net position of assets and liabilities in euros, including the balance of loan and trade receivables.

We entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the yen/U.S. dollar exchange rate in connection with our 7.8 billion Japanese yen loan granted by the Export-Import Bank of Japan. The loan matures in February 2011 and accrues interest at a rate of 2.3% per annum. The swap agreement provides for a fixed exchange rate of 104.25 yen per U.S. dollar. The interest rate paid to Citibank N.A. under the swap agreement during the term of the loan is 7.98% per annum. As of December 31, 2003, the amount of the related liability, taking into account the effect of the swap and the additional interest accrued, amounts to U.S.$84 million. In the table above this derivative is included in the U.S. dollar amount breakdown.

The swap agreements with Citibank establish typical provisions for these type of transactions, including the acceleration of payment upon the failure to pay financial debts for amounts in excess of 2% of our shareholders’ equity.

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

We also had the equivalent of approximately Ps.183 million, as of December 31, 2003, of trade and other payables denominated in foreign currencies, of which approximately Ps.150 million are U.S. dollar-denominated, as well as approximately Ps.479 million in foreign-currency receivables and investments.

Our results of operations are very susceptible to changes in the peso/dollar exchange rate because our primary assets and revenues are denominated in pesos while substantially all of our liabilities are denominated in dollars. We estimate, based on the current composition of our balance sheet and the fact that our revenues have been pesified and frozen, that for every variation in the exchange rate of Ps.0.10 (plus or minus) against the peso results in a variation, plus or minus, of approximately Ps.144 million of our results considering our foreign currency exposure as of December 31, 2003.

Interest Rate Sensitivity. We make interest payments under such debt instruments periodically during the term of debt through maturity. The table shown above does not reflect any prepayment or refinancing of indebtedness that may occur from time to time. Weighted average variable rates in the table are based on LIBOR as of December 31, 2003 (1.22%), which was almost equal to LIBOR as of April 12, 2004 (1.23%), due to a decrease in prevailing interest rates following significant reduction in U.S. rates by the U.S. Federal Reserve Board. As of December 31, 2003, approximately 61% of our debt obligations had terms that provide for fixed interest rates. Debt obligations with variable interest rates are based on LIBOR plus specified margins.

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

Amendment to Certain Provisions of the Notes

In connection with the exchange offers, we solicited proxies to amend our notes. On July 22, 2003 two bondholders meetings were held in order to amend certain provisions of the indenture governing our 11.875% notes due 2004 and the terms and conditions of our 9.125% notes due 2008. In such meetings substantially all of the covenants and events of default, as well as certain reporting requirements were eliminated. The covenants and events of default that were deleted include the following:

•	the limitation on mergers,

•	the limitation on liens,

•	the limitation on sale and leaseback transactions,

•	the requirement to maintain our corporate existence and properties,

•	the requirement that we maintain adequate insurance,

•	the requirement that we maintain adequate books and records,

•	the requirement that we comply with all applicable laws and material agreements,

•	the requirement that we comply with the reporting requirements of the Exchange Act, and

•	all events of default, including the cross-default provisions, except the event of default triggered by our failure to make a scheduled principal or interest payment on the notes, or pay any additional amounts due on such dates.

Reorganization Transactions

An information statement, dated as of March 19, 2001, describing the Reorganization Transactions, the distribution of Móviles Argentina and Telefónica Data shares and the reduction in our capital stock has been filed with the SEC in a report on Form 6-K dated March 22, 2001. See also Item 4: “Information on the Company—Our History and Development—Our Reorganization”.

E. Use of Proceeds

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES.

Our chairman and our chief financial officer are responsible of establishing and maintaining our disclosure controls and procedures.

Our chairman and our chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in the U.S. Securities Exchange Act of 1934 under Rule 13a -15(e)) as of the end of the period covered by this Form 20-F, have concluded that, as of such date, our disclosure controls and procedures were effective.

There were no significant changes in our internal controls over financial reporting that occurred during the year ended December 31, 2003 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED].

ITEM 16A.	Audit Committee Financial Expert

Our board of directors has determined that Mr. Guillermo Harteneck, member of our Audit and Control Committee, meets the requirements of an “audit committee financial expert”, as defined by the SEC.

ITEM 16B.	Code of Ethics

We do not currently have a code of ethics which applies to our principal executive officer, principal financial officer, and principal accounting officer and/or controller, or persons performing similar functions. We are in the process of compiling a code of ethics for such officers that complies with the requirements of U.S. and Argentine law, which we plan to implement during the current fiscal year.

ITEM 16C.	Principal Accountant Fees and Services

Deloitte acted as our independent auditor for the years 2003 and 2002. Up to June 30, 2002 our independent auditors were Arthur Andersen. The chart below sets forth the fees for services performed by Deloitte in the years 2003 and 2002 (including related expenses), and breaks down these amounts by category of service in millions of pesos in historical amounts:

	Total Fees
	2003		2002(1)
Audit Fees	Ps.	2.22	Ps.	0.86
Audit-Related Fees	Ps.	0.13	Ps.	0.01
Tax Fees	Ps.	0.02	Ps.	0.03
All Other Fees	Ps.	—	Ps.	—
Total	Ps.	2.37	Ps.	0.90

(1)	Do not include fees billed by Pistrelli, Díaz y Asociados through June 2002 of Ps.0.6 million until the appointment of Deloitte.

Audit Fees

Audit fees are fees agreed upon with Deloitte for the years 2003 and 2002 (including related expenses) for the audit of our annual consolidated financial statements and for the reviews of our quarterly financial statements submitted on Form 6-K, including the review of our annual report on Form 20-F, other SEC and CNV presentations (such as the offering circulars for the exchange offers), certification of filings before governmental offices.

Audit-Related Fees

Audit-related fees in 2003 and 2002 include fees related to services not required by any statute or regulation concerning financial accounting and reporting standards.

Tax Fees

Tax fees in 2003 and 2002 were related to services agreed-upon for tax compliance.

Pre-Approval Policies and Procedures

Our Board of Directors has established a policy of pre-approval of audit and permissible non-audit services that shall ensure that the engagement of external auditors preserves their capacity as independent professionals which is inherent in the performance of their functions. In this respect, we acknowledge that good corporate governance principles, which stand as the basis of confidence of shareholders and other investors, include the maintenance of the independence of the accounting auditing firms.

Therefore, the Board has established the guidelines for a formal policy which will establish the basis for the engagement of our external auditor to provide audit services and permissible non-audit services. These guidelines include:

(1) Service categories: the services to be provided by the external auditing firms shall be classified into the following categories:

Permitted Services:

•	External audit and related services: These services are inherent in the role of an independent auditor and include the review and interpretation of accounting principles and their application, the review of adequate support to financing, similar transactions and other services disclosed in our annual reports or financial statements on which the external auditors shall issue an opinion. These services shall be pre-approved by the Audit Committee or, until such Committee exists, by the current Audit and Control Commission on an annual basis.

•	Taxes: Although these services are expressly permitted and do not have an adverse effect on the independence of external auditors, an assessment of the consulting firm ultimately engaged shall be made in each case. However, services related to the review of the annual taxes to be presented to the tax agencies are considered to be pre-approved.

•	Services requiring specific approval: Other services requiring specific approvals are services which are specifically permitted and do not affect the independence of external auditors, but are not related to external audit services or services with regards to taxes. All such other services do require pre-approval by the Audit Committee (or by the Board) prior to engagement. This pre-approval shall be granted whenever the participation of an auditing firm is proposed for an audit job to be engaged by us for which the quoting of professional services is required. To this end, the Audit Committee shall pre-approve such services or pre-approval shall be required from the Director appointed for that purpose.

Non-permitted Services: Non-permitted services are those services that may not be provided by auditing firms as they are considered incompatible with the role of an independent auditor.

(2) Extension of the policy and approval intervals: This policy shall be applied both to Telefónica de Argentina S.A. and its subsidiary Telinver S.A. and any need to approve it on annual basis or at certain required intervals required shall be determined in accordance with the changes introduced to applicable regulations.

(3) Responsibility: it was established that the responsibility for ensuring that our external auditors are engaged only to provide such services as may be compatible with the maintenance of their independence shall rest with the Audit Committee or the Board of Directors.

(4) Reporting Duties: Upon the implementation of this policy, Deloitte or any other external auditing firm, as the case may be, shall report to us annually regarding the services provided during the year, which shall qualify under pre-approved categories, for assessment by our Board of the compliance with the conditions of independence for the provision of services in accordance with the policy defined herein, local regulations and applicable U.S. legislation. We shall, in turn, prepare a detail of the fees paid to Deloitte & Co. S.R.L. or to any other auditing firm, as the case may be, for auditing and other services provided, for inclusion in the annual financial statements or annual reports.

(5) Delegation: the power to grant pre-approvals of permitted services according to applicable regulations shall be granted to a Board member fulfilling the independence requirements. These decisions shall be reported to the Board during the first meeting convened after the granting of pre-approval.

(6) Approval of services: external auditing and other related services and tax services were pre-approved by the Board of Directors in detail.

ITEM 16D.	Exemptions from the Listing Standards for Audit Committees

None.

ITEM 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

PART III

ITEM 17.	FINANCIAL STATEMENTS.

The registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18.	FINANCIAL STATEMENTS.

Reports of Independent Public Accountants on the Consolidated Annual Financial Statements as of December 31, 2003	F-1

Consolidated Balance Sheets as of December 31, 2003, 2002 and 2001	F-7

Consolidated Statements of Operations for the years ended December 31, 2003 and 2002, the three-month fiscal year ended December 31, 2001 and for the year ended September 30, 2001	F-9

Consolidated Statement of Changes in Shareholders’ Equity for the years ended December 31, 2003 and 2002	F-10

Consolidated Statement of Changes in Shareholders’ Equity for the three-month fiscal year ended December 31, 2001	F-11

Consolidated Statement of Changes in Shareholders’ Equity for the year ended September 30, 2001	F-12

Consolidated Statements of Cash Flows for the fiscal years ended December 31, 2003, 2002, the three-month fiscal year ended December 31, 2001 and for the years ended September 30, 2001	F-14

Notes to Consolidated Annual Financial Statements for the years ended December 31, 2003 and 2002, the three-month fiscal year ended December 31, 2001 and the fiscal year ended September 30, 2001	F-15

ITEM 19.	EXHIBITS

Exhibit No.	Description

1.1	English translation of the bylaws (Estatutos) of Telefónica de Argentina S.A., as amended, including the corporate charter.*

4.1	Management Contract, dated November 8, 1990, between Telefónica de Argentina S.A. and Telefónica de España S.A., together with an English summary thereof.**

4.2	System Operation and Maintenance Outsourcing Master Agreement dated June 26, 2000 by and between IBM Argentina S.A., Telefónica de Argentina S.A., Telefónica Comunicaciones Personales S.A., Telinver S.A., Telefónica Data Argentina, and Telecomunicaciones y Sistemas.***

4.3	Preliminary Spin-off and Merger Agreement by and among Telefónica de Argentina S.A., Telefónica Data Argentina and Telefónica Móviles S.A. (English Translation).****

4.4	Telefónica S.A. Stock Option Agreement, dated June 26, 2001, between Telefónica S.A. and Telefónica de Argentina S.A. (English Translation).*

4.5	Agreement dated March 21, 2003 between IBM Argentina S.A., Telefónica de Argentina S.A. and others (English Translation).*****

4.6	Extension of Management Contract, dated July 30, 2003.

4.7	Indenture dated August 7, 2003 among Telefónica de Argentina S.A., The Bank of New York, as trustee, co-registrar and principal agent, Banco Río de la Plata S.A., as registrar and Argentine paying agent and The Bank of New York (Luxembourg) S.A., as Luxembourg paying agent and transfer agent in respect of our 11 7/8% Notes due 2007, 9 1/8% Notes due 2010, 8.85% Notes due 2011 and Conversion Notes due 2011.

4.8	Supplemental Indenture date August 7, 2003 among Telefónica de Argentina S.A., Deutsche Bank Trust Company Americas (successor to Bankers Trust Company), as trustee, co-registrar and principal paying agent, and Deutsche Bank S.A. (successor to Bankers Trust S.A.), as paying agent relating to the Indenture dated November 3, 1994 amount Telefónica de Argentina S.A., Bankers Trust Company, as trustee, co-registrar and principal agent, and Bankers Trust S.A., as paying agent.

4.9	Preliminary Spin-off and Merger Agreement by and among Telefónica de Argentina S.A., Telefónica Data Argentina and Telefónica Móviles S.A. (English Translation).****

4.10	Telefónica S.A. Stock Option Agreement, dated June 26, 2001, between Telefónica S.A. and Telefónica de Argentina S.A. (English Translation).*

4.11	Agreement dated May 20, 2003 between Telefónica Internacional S.A. and Telefónica de Argentina S.A. (English Translation).******

8.1	List of Subsidiaries of Telefónica de Argentina S.A.

12.1	Section 302 Certification of the Chairman

12.2	Section 302 Certification of the Chief Financial Officer

13.1	Section 906 Certification of the Chairman

13.2	Section 906 Certification of the Chief Financial Officer

*	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended September 30, 2001.

**	Incorporated by reference to our Registration Statement on Form F-1 filed with the SEC on October 28, 1993 (Registration No. 33-70982).

***	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended September 30, 2000.

****	Incorporated by reference to Amendment No. 1 to our annual report on Form 20-F filed with the SEC on April 12, 2001 (Commission File No. 1-12796).

*****	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2002.

******	Incorporated by reference to our Registration Statement on Form F-4 filed with the SEC on May 22, 2003.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TELEFÓNICA DE ARGENTINA S.A.

By:	/s/ Juan Ignacio López Basavilbaso

Name: Juan Ignacio López Basavilbaso Title: Chief Financial Officer

Dated April 15, 2004

TELEFONICA DE ARGENTINA S.A.

TABLE OF CONTENTS OF THE CONSOLIDATED FINANCIAL STATEMENTS

Report of independent public accountants.

Consolidated Balance Sheets as of December 31, 2003 and 2002.

Consolidated Statements of Operations for the fiscal years ended December 31, 2003 and 2002, the three-month fiscal year ended December 31, 2001 and the fiscal year ended September 30, 2001.

Consolidated Statements of Changes in Shareholders’ Equity for the fiscal years ended December 31, 2003 and 2002, the three-month fiscal year ended December 31, 2001 and the fiscal year ended September 30, 2001.

Consolidated Statements of Cash Flows for the fiscal years ended December 31, 2003 and 2002, the three-month fiscal year ended December 31, 2001 and the fiscal year ended September 30, 2001.

Notes to Consolidated Financial Statements as of December 31, 2003, 2002 and 2001 and September 30, 2001.

INDEPENDENT PUBLIC ACCOUNTANT’S REPORT

To the Board of Directors of

Telefónica de Argentina S.A.

1.	We have audited the accompanying consolidated balance sheets of Telefónica de Argentina S.A. (the “Company”) (“Telefónica”, an Argentine corporation) and its consolidated subsidiary, Telinver S.A., as of December 31, 2003 and 2002 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the fiscal years then ended, prepared in accordance with generally accepted accounting principles applicable to consolidated financial statements in Argentina approved by the Professional Council of Economic Sciences of the City of Buenos Aires (“CPCECABA”), except for the matter mentioned in paragraph 6 of this report as required by the Comisión Nacional de Valores (“CNV”) accounting rules.

2.	The Company’s consolidated financial statements for the three-month fiscal year ended December 31, 2001 and fiscal year ended September 30, 2001, before their restatement in constant pesos of February 28, 2003, and the computation of retroactive reclassifications (see note 2.5 to the consolidated financial statements), that are presented for comparative purposes, were audited by other auditors, who were members of an international firm that has ceased operations. Those auditors expressed unqualified opinions on those financial statements in their reports dated November 16, 2001 (February 26, 2002, with respect to the matters discussed in note 22 to such financial statements) and February 26, 2002, respectively. Those auditors also included explanatory paragraphs in their reports for uncertainties related to the existence of substantial doubt about the Company’s ability to continue as a going concern, as well as a description of certain measures adopted by the Argentine Government in response to the Argentine economic crisis, the fact that the recoverability of the booked value of fixed assets of the Company’s telecommunication business as of December 31, 2001 depended on the outcome of the ongoing renegotiation of rates and that the effect of the devaluation of the Argentine Peso could cause the Company’s shareholders’ equity to become negative.

3.	The financial statements mentioned in paragraphs 1 and 2 are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements mentioned in paragraph 1 based on our audits, and on the adjustments referred to in paragraph 8.

4.	We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

5.	We did not audit the financial statements of the consolidated subsidiary, Telinver S.A., as of December 31, 2003 and 2002 which statements reflect negative equity of $34 million, gain before financial loss of $9 million and net income of $11 million as of and for the year ended December 31, 2003. The financial statements of Telinver S.A. were audited by other auditors who issued a report, which has been provided to us by the Company, dated January 30, 2004, expressing an unqualified opinion according to generally accepted auditing standards in the United States of America. Those auditors also included an explanatory paragraph in their report relating to an uncertainty for the existence of a substantial doubt about Telinver S.A.’s ability to continue as a going concern. Our opinion included in paragraph 7 of this report, insofar as it relates to the amounts included for Telinver S.A., is based on the report of those auditors.

6.	As explained in note 2.2 to the accompanying consolidated financial statements, Decree No. 664/03 of the National Executive Power and General Resolution No. 441/03 of the CNV suspended the application of the method of inflation adjustment as from March 1, 2003. In accordance with generally accepted accounting principles in Argentina as promulgated by the CPCECABA, the requirement to restate the financial statements to reflect the effects of inflation was in effect until September 30, 2003. In compliance with the provisions of Decree No. 664/03 of the National Executive Power and General Resolution No. 441/03 of the CNV, the consolidated financial statements of the Company and its subsidiary have been restated for inflation through February 2003. Had the financial statements been restated for inflation in accordance with generally accepted accounting principles in Argentina as promulgated by the CPCECABA, the Company’s shareholders’ equity and net income for the fiscal year ended December 31, 2003 would have amounted to approximately $2,628 million and $305 million, respectively. The consolidated financial statements as of and for the fiscal year ended December 31, 2002, three-month fiscal year ended December 31, 2001, and for the fiscal year ended September 30, 2001, presented for comparative purposes, have been restated for inflation through February 28, 2003.

7.	In our opinion, the consolidated financial statements mentioned in paragraph 1 present fairly, in all material respects, the consolidated financial position of Telefónica and its subsidiary as of December 31, 2003 and 2002 , and the results of their operations and their cash flows for the fiscal years then ended in conformity with professional generally accepted accounting principles in Argentina approved by the CPCECABA, except for the lack of restatement of the consolidated financial statements to reflect the effects of inflation until September 30, 2003 as described in paragraph 6 of this report.

8.	As discussed in paragraph 2 above, the Company’s consolidated financial statements as of and for the three-month fiscal year ended December 31, 2001 and fiscal year ended September 30, 2001 were audited by other auditors who were members of an international firm that has ceased operations. Note 2.3 to the consolidated financial statements describes the modifications introduced by new professional accounting principles in Argentina approved by the CPCECABA applicable to the Company. The consolidated financial statements as of and for the fiscal year ended December 31, 2002, three-month fiscal year ended December 31, 2001 and fiscal year ended September 30, 2001 were restated by the Company to give effect to those modifications. We audited the adjustments described in note 2.3 that were applied to restate the Company’s consolidated financial statements as of and for the three-month fiscal year ended December 31, 2001 and as of and for the fiscal year ended September 30, 2001. In our opinion, such adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review or apply any procedures to such consolidated financial statements of the Company other than with respect to such adjustments and, accordingly, we do not express an opinion or any other form of assurance on the financial statements as of and for the three-month fiscal year ended December 31, 2001 and as of and for the fiscal year ended September 30, 2001, taken as a whole.

9.	In the accompanying consolidated financial statements, reference is made to the evaluations and estimates made by the Company’s Management as of the date of issuance of these consolidated financial statements, with regard to continuing measures implemented by the Argentine Government to deal with the economic crisis mentioned therein (see note 2 to the consolidated financial statements).

10.	The consolidated financial statements referred to in paragraph 1 have been prepared assuming that the Company will continue as a going concern. As discussed in note 11, since the beginning of 2002, the Company has been unable to raise its regulated service rates and is in the process of negotiating increases in such rates with the Argentine Government. The Company’s Management has taken several initiatives, including some exceptional measures, to mitigate the current impact of this situation. However, the recoverability of the recorded amounts of fixed assets and minimum presumed income tax credit of $7,329 million and $85 million, respectively, both corresponding to the telecommunications business, may be affected by the final effect that the outcome of such renegotiation may have on the Company’s economic and financial equation (see notes 1.1, 2.4.g and 2.4.k to the consolidated financial statements). As discussed in note 14, as of December 31, 2003, Telefónica’s consolidated current assets are lower than its consolidated current liabilities, which include a liability of $1,576 million owed to Telefónica’s indirect controlling company. The Company’s ability to meet its short-term debt obligations and continue its normal operations will depend on the Company’s indirect controlling company’s continued refinancing of the loan granted to the Company, or the obtainment of other financing from related or unrelated parties, which, to date, is not available in sufficient amounts. The uncertainty described above raises substantial doubt about the ability of the Company to continue as a going concern. The consolidated financial statements do not include any adjustments or reclassifications that might result from the outcome of this uncertainty.

11.	CNV and professional accounting principles generally accepted in Argentina followed by the Company (see paragraph 1 of this report) applicable to consolidated financial statements vary in certain significant respects from generally accepted accounting principles in the United States of America. The application of the latter would have affected the determination of net income for the fiscal year ended December 31, 2003 and 2002 and the determination of shareholders’ equity and financial position at December 31, 2003 and 2002, to the extent summarized in note 21.

Buenos Aires, February 10, 2004
DELOITTE & Co. S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 – F° 3

ALBERTO LOPEZ CARNABUCCI
(Partner)
Certified Public Accountant – U.B.A.
C.P.C.E.C.A.B.A. Vol. 212 – F° 200

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of

Telinver S.A.

In our opinion, the accompanying balance sheets and the related statements of income, of changes in shareholders’ deficit and of cash flows present fairly, in all material respects, the financial position of Telinver S.A. at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in Argentina. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company’s continuation as a going concern is dependent upon, among other things, the achievement of future profitable operations and the ability to generate sufficient cash from operations, and to obtain public and private financing or other funding sources to meet its obligations. As discussed in Notes 7 and 11 to the financial statements, the Company has a Ps. 34.3 million shareholders’ deficit and a Ps. 64.4 million working capital deficiency at December 31, 2003. These circumstances raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/    Pricewaterhouse Coopers

Buenos Aires, Argentina

January 30, 2004

Consolidated financial statements

As of and for the fiscal years ended December 31, 2003 and 2002,

the three-month fiscal year ended December 31, 2001 and the fiscal year ended September 30, 2001

TELEFONICA DE ARGENTINA S.A.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2003 AND 2002

(amounts stated in millions of Argentine Pesos, restated as described in note 2.2 –see note 2.3.)

	2003	2002
ASSETS
CURRENT ASSETS
Cash (note 3.1.a)	18	46
Investments (note 22.c and d)	336	353
Trade receivables (note 3.1.b)	249	315
Other receivables (note 3.1.c)	127	197
Inventories (note 3.1.d)	13	15
Other assets (note 3.1.e)	3	3

Total current assets	746	929

NONCURRENT ASSETS
Trade receivables (note 3.1.b)	12	5
Other receivables (note 3.1.c)	116	113
Investments (note 22.c)	15	18
Fixed assets (note 22.a)	7,342	8,476
Intangible assets (note 22.b)	82	87

Total noncurrent assets	7,567	8,699

Total assets	8,313	9,628

LIABILITIES
CURRENT LIABILITIES
Trade payables (note 3.1.f)	417	415
Bank and financial payables (note 3.1.g)	1,982	3,294
Payroll and social security taxes payable (note 3.1.h)	73	73
Taxes payable (note 3.1.i)	78	95
Other payables (note 3.1.j)	75	54
Reserves (note 22.e)	4	3

Total current liabilities	2,629	3,934

NONCURRENT LIABILITIES
Trade payables (note 3.1.f)	69	68
Bank and financial payables (note 3.1.g)	2,553	2,963
Payroll and social security taxes payable (note 3.1.h)	19	28
Other payables (note 3.1.j)	46	65
Reserves (note 22.e)	219	160

Total noncurrent liabilities	2,906	3,284

Total liabilities	5,535	7,218
SHAREHOLDERS’ EQUITY	2,778	2,410

Total liabilities and shareholders’ equity	8,313	9,628

The accompanying notes 1 to 22 are an integral part of these consolidated financial statements.

MARIO EDUARDO VAZQUEZ

Chairman

TELEFONICA DE ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003

AND 2002, FOR THE THREE-MONTH FISCAL YEAR ENDED DECEMBER 31, 2001 (5)

AND THE FISCAL YEAR ENDED SEPTEMBER 30, 2001

(amounts stated in millions of Argentine Pesos, restated as described in note 2.2 – see note 2.3.)

	December 31,			September 30,
	2003	2002	2001	2001 (6)
NET REVENUES (1)	2,750	3,060	1,424	6,154
COST OF SERVICES PROVIDED (note 3.1.k)	(1,992)	(2,235)	(772)	(3,121)

Gross profit	758	825	652	3,033
ADMINISTRATIVE EXPENSES (note 22.h)	(352)	(436)	(154)	(622)
SELLING EXPENSES (note 22.h)	(163)	(442)	(385)	(918)

Subtotal	243	(53)	113	1,493
(LOSS) / INCOME ON EQUITY INVESTMENTS	(3)	2	(9)	(4)
HOLDING AND FINANCIAL INCOME/(LOSS) ON ASSETS (2)
Exchange differences	(74)	99	(11)	(25)
Interest and financial charges	59	(2)	26	106
Allowance for impairment of Patriotic Bond (note 22.e)	(60)	—	—	—
Inflation loss on monetary accounts	(3)	(810)	—	—
Other (note 3.1.m)	4	(17)	—	(17)
HOLDING AND FINANCIAL INCOME / (LOSS) ON LIABILITIES (3)
Exchange differences	834	(2,570)	11	25
Interest and financial charges	(525)	(686)	(82)	(315)
Inflation gain on monetary accounts	4	752	—	—
Other (note 3.1.m)	(3)	(24)	(9)	(41)
OTHER EXPENSES, NET (note 3.1.l)	(71)	(153)	(52)	(249)
UNUSUAL ITEMS (note 22.h)	—	—	—	(15)

Income / (loss) from continuing operations before income tax	405	(3,462)	(13)	958
INCOME TAX (note 2.4.k)	—	51	(20)	(335)

Net income / (loss) from continuing operations	405	(3,411)	(33)	623
NET LOSS OF SPUN-OFF BUSINESSES (Note 1.2.)	—	—	—	(59)

Net income / (loss)	405	(3,411)	(33)	564

Earnings / (loss) per share (4)	0.23	(1.95)	(0.02)	0.30
Earnings / (loss) per ADS (4)	2.32	(19.54)	(0.19)	3.00

(1)	See (note 2.4.m).

(2)	Mainly related to current investments, trade receivables, other receivables and inventories.

(3)	Mainly related to trade, bank and financial and other payables.

(4)	Diluted earnings per share and ADS are the same as earnings per share, as there are no outstanding options to purchase shares. Amounts expressed in Argentine Pesos (note 2.4.n). In September 30, 2001 calculated based on net income and weight average number of outstanding shares during the year.

(5)	See note 2.8.

(6)	See note 1.2.

The accompanying notes 1 to 22 are an integral part of these consolidated financial statements.

MARIO EDUARDO VAZQUEZ

Chairman

TELEFONICA DE ARGENTINA S.A.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003 AND 2002

(amounts stated in millions of Argentine Pesos, restated as described in note 2.2)

	SHAREHOLDERS’ CONTRIBUTION			EARNINGS / (LOSSES)
	CAPITAL STOCK
ACCOUNT	Outstanding shares (1)	Comprehensive adjustment to capital stock	Subtotal	Legal reserve	Reserve for Future dividends	Accumulated (Losses)/earnings (2)	TOTAL
Balance as of December 31, 2001	1,746	2,135	3,881	416	1,626	(102)	5,821
Net loss for the fiscal year ended December 31, 2002	—	—	—	—	—	(3,411)	(3,411)

Balance as of December 31, 2002	1,746	2,135	3,881	416	1,626	(3,513)	2,410
Transition adjustment for change in accounting principles (3)	—	—	—	—	—	(37)	(37)
Net income for the fiscal year ended December 31, 2003	—	—	—	—	—	405	405

Balance as of December 31, 2003	1,746	2,135	3,881	416	1,626	(3,145)	2,778

(1)	Includes 2,355 treasury shares (see note 1.2).

(2)	See note 4.

(3)	Adjustment of balance at the beginning of the year of accumulated losses due to the application for the first time of the accounting rule for measuring derivative financial instruments (see note 2.3.2).

The accompanying notes 1 to 22 are an integral part of these consolidated financial statements.

MARIO EDUARDO VAZQUEZ

Chairman

TELEFONICA DE ARGENTINA S.A.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE THREE–MONTH FISCAL YEAR ENDED DECEMBER 31, 2001

(amounts stated in millions of Argentine Pesos, restated as described in note 2.2)

	SHAREHOLDERS’ CONTRIBUTION			EARNINGS / (LOSSES)
	CAPITAL STOCK
ACCOUNT	Outstanding shares (1)	Comprehensive adjustment to capital stock	Subtotal	Legal reserve	Reserve for Future dividends (2)	Unappropriated Earnings/ (losses)	TOTAL
Balance as of September 30, 2001	1,746	2,135	3,881	390	1,297	615	6,183
Resolution of the Board of Directors dated October 23, 2001
Voting cash dividends (3)	—	—	—	—	(329)	—	(329)
Resolution of the Regular Shareholders’ Meeting dated December 18, 2001
Legal reserve	—	—	—	26	—	(26)	—
Reserve for future dividends	—	—	—	—	658	(658)	—
Net loss for the three-month fiscal year ended December 31, 2001	—	—	—	—	—	(33)	(33)

Balance as of December 31, 2001	1,746	2,135	3,881	416	1,626	(102)	5,821

(1)	Includes 2,355 treasury shares (see note 1.2).

(2)	See note 4.

(3)	The number of shares outstanding as of the distribution date was 2,140,841,663, since the share exchange mentioned in note 1.2. had not been completed as of that date. Dividends per share outstanding as of the distribution date were 0.15 per share and 1.54 per ADS, and 0.20 per share and 1.89 per ADS considering the number of shares after giving effect to the capital stock reduction.

The accompanying notes 1 to 22 are an integral part of these consolidated financial statements.

MARIO EDUARDO VAZQUEZ

Chairman

TELEFONICA DE ARGENTINA S.A.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2001

(amounts stated in millions of Argentine Pesos, restated as described in note 2.2)

	SHAREHOLDERS’ CONTRIBUTION
	CAPITAL STOCK		Irrevocable capital contrib. for future subscriptions	Comprehensive adjustment to irrev. cap. cont. for future subscriptions	Subtotal
ACCOUNT	Outstanding shares (1)	Comprehensive adjustment to capital stock
Balance as of September 30, 2000	2,141	2,903	51	157	5,252
Balance modification (note 2.3.3)	—	—	—	—	—

Modified balance as of September 30, 2000	2,141	2,903	51	157	5,252
Resolution of the Board of Directors dated March 12, 2001
Voting cash dividends (0.15 per share or 1.54 per ADS) (4)	—	—	—	—	—
Resolution of the Regular Shareholders’ Meeting dated December 18, 2000
Legal reserve	—	—	—	—	—
Reserve for future dividends	—	—	—	—	—
Spin-off (3)	(395)	(768)	(51)	(157)	(1,371)
Net gain for the fiscal year ended September 30, 2001	—	—	—	—	—

Balance as of September 30, 2001	1,746	2,135	—	—	3,881

	EARNINGS / (LOSSES)
ACCOUNT	Legal reserve	Reserve for Future dividends (2)	Unappropriated Earnings / (losses)	TOTAL
Balance as of September 30, 2000	353	528	1,301	7,434
Balance modification (note 2.3.3)	—	—	(116)	(116)

Modified balance as of September 30, 2000	353	528	1,185	7,318
Resolution of the Board of Directors dated March 12, 2001
Voting cash dividends (0.15 per share or 1.54 per ADS) (4)	—	(329)	—	(329)
Resolution of the Regular Shareholders’ Meeting dated December 18, 2000
Legal reserve	37	—	(37)	—
Reserve for future dividends	—	1,098	(1,098)	—
Spin-off (3)	—	—	1	(1,370)
Net gain for the fiscal year ended September 30, 2001	—	—	564	564

Balance as of September 30, 2001	390	1,297	615	6,183

(1)	Includes 2,355 treasury shares (see note 1.2).

(2)	See note 4.

(3)	See note 1.2.

(4)	Dividends per share have been computed based on the number of shares outstanding before the capital stock reduction, since the relative share exchange has not yet been completed as of the distribution date (see note 1.2.).

The accompanying notes 1 to 22 are an integral part of these consolidated financial statements.

MARIO EDUARDO VAZQUEZ

Chairman

TELEFONICA DE ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS (1)

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002, THE THREE-MONTH FISCAL YEAR ENDED

DECEMBER 31, 2001 AND FOR THE YEAR ENDED SEPTEMBER 30, 2001

(amounts stated in millions of Argentine Pesos, restated as described in note 2.2 – see note 2.3.)

	December 31,			September 30, 2001
	2003	2002	2001
Cash and cash equivalents at end of year	354	399	147	69
Cash and cash equivalents at beginning of year	399	147	69	883

(Decrease)/Increase in cash and cash equivalents	(45)	252	78	(814)

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
Net income / (loss) for the year	405	(3,411)	(33)	564
Adjustments to reconcile net income / (loss) for the year to net cash provided by continuing operations:
Net loss of spun-off businesses (note 1.2.)	—	—	—	59
Income tax	—	(51)	20	335
Exchange differences (2)	(806)	2,486	—	—
Inflation (gain) on monetary accounts (4)	(1)	(1)	—	—
Fixed assets depreciation	1,285	1,351	365	1,347
Material consumption	35	60	13	64
Net book value of fixed assets retired	—	6	—	24
Net book value of intangible assets retired	—	8	—	—
Intangible assets amortization	24	42	5	20
Cost of services provided	46	54	20	173
Allowance for impairment in value and slow turnover	—	—	—	24
Holding gains in financial instruments	(27)	—	—	—
Increase in allowances and accruals (5)	189	317	282	455
Loss/(income) on equity investments	3	(2)	9	4
Holding losses in inventories	—	9	—	—
Accrual interest (7)	403	689	52	299
Changes in assets and liabilities:
Trade receivables	4	284	(106)	(223)
Other receivables	5	—	(30)	(148)
Inventories	(44)	(39)	(4)	(176)
Trade payables	(26)	(190)	35	(208)
Payroll and social security taxes payable	(8)	(7)	4	(84)
Taxes payable	45	(137)	31	(39)
Other payables	5	(44)	22	9
Reserves (5)	(2)	—	—	—
Collected interests	29	41	15	79
Payment of income tax and minimum presumed income tax	(75)	—	(83)	(398)

Cash flows from continuing operating activities	1,489	1,465	617	2,180

Cash flows used in continuing investing activities:
Fixed assets purchases (3) (6)	(141)	(136)	(210)	(850)
Purchase of companies	—	—	—	(11)
(Increase) decrease in other noncurrent investments	—	—	—	(65)

Cash flows used in continuing investing activities	(141)	(136)	(210)	(926)

Cash flows provided by continuing financing activities:
Loans obtained	39	—	106	2,731
Loans paid	(954)	(692)	—	(4,002)
Interest paid	(462)	(372)	(106)	(472)
(Decrease) in intangible assets (8)	(16)	(13)	—	(13)
Cash dividends	—	—	(329)	(329)

Cash flows used in continuing financing activities	(1,393)	(1,077)	(329)	(2,085)

Spun-off assets	—	—	—	(145)
Cash flows provided by spun-off businesses (9)	—	—	—	162

(Decrease)/Increase in cash and cash equivalents	(45)	252	78	(814)

(1)	Cash and cash equivalents (current investments) with maturities not exceeding three months are considered to be cash and cash equivalents which totaled: (i) 18 and 336, respectively, as of December 31, 2003; (ii) 46 and 353, respectively, as of December 31, 2002; (iii) 83 and 64, respectively, as of December 31, 2001 and 21 and 48, respectively, as of September 30, 2001.

(2)	In 2003 and 2002, net of (46) and 15, respectively, corresponding to the exchange difference net of monetary gain (loss) originated by cash and cash equivalents in foreign currency as of the end of the period.

(3)	In 2002, net of 29 of capitalized exchange differences.

(4)	In 2002, net of (59) corresponding to monetary loss originated in local currency cash and cash equivalents.

(5)	Does not include charges in deferred tax assets allowance.

(6)	In 2003, net of 45 financed by trade payables. In December 31, 2002 and September 30, 2001, net of 15 and 40, respectively, financed by trade and bank and financial payables.

(7)	Net of other financial charges and financial readjustments.

(8)	In 2003 and 2002, net of 3 and 12, respectively, financed by trade payables.

(9)	Cash flow for the fiscal year ended September 30, 2001 corresponding to the spun-off businesses are disclosed in note 1.2.

The accompanying notes 1 to 22 are an integral part of these consolidated financial statements.

MARIO EDUARDO VAZQUEZ

Chairman

TELEFONICA DE ARGENTINA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003, 2002 AND

2001 AND SEPTEMBER 30, 2001

(amounts stated in millions of Argentine Pesos (except where expressly indicated that figures are stated in

Argentine Pesos or some other currency) restated as described in note 2.2)

1. OPERATIONS OF THE COMPANY AND CORPORATE REORGANIZATION

1.1. Operations of the Company

Telefónica de Argentina S.A. (“the Company”) has been granted a license for an unlimited period of time to provide Basic Telephone Services to the Southern Region of Argentina (the “Southern region license”). The Southern region license, as granted, was exclusive through November 8, 1997, with the possibility of a three-year extension. In March 1998, the National Executive Power issued Decree No. 264/98 which generally extended the period of exclusivity with respect to the provision of Basic Telephone Services until late 1999 and over time opening the telecommunications sector in Argentina to increased competition.

Decree No. 264/98 established a period of transition to competition in the telecommunications industry, during which all of the Company’s rights and obligations related to the exclusivity of the license not otherwise modified should remain in effect. The decree established a timetable for the liberalization, subject to issuance of related regulations, first liberalizing the area of public telephones followed by liberalization of the rural telephone market, the liberalization of the market for basic telephone services with the addition of up to two new licenses (two new operators) to provide such services at the end of the exclusivity period and concluding with the total liberalization of local, domestic and international long-distance services on November 8, 2000. In this context, the Secretary of Communications (“S.C.”) issued Resolution No. 1,686/99, which provided that the transition period to competition in telecommunications ended on October 10, 1999.

On March 31, 1999, the Company signed a license agreement with the S.C. for an unlimited period of time, to provide local and domestic and international long-distance telephone services and telex services in the Northern region of the country. The Company’s obligations under this license mainly relate to service quality and coverage of the areas to be serviced.

On June 9, 2000, the National Executive Power issued Decree No. 465/00 which provided the complete deregulation of the telecommunications market as from November 9, 2000.

On September 3, 2000, the National Executive Power issued Decree No. 764/00 which, in the context of such deregulation, approved the Rules for Licenses for Telecommunication Services, the Rules for Interconnection, the Rules for Universal Service and the Rules for the Management and Control of Radioelectric Spectrum. These rules constitute the current regulatory framework applicable to the Company. The above mentioned rules provide, among other issues, the requirements to obtain the licenses to render telecommunications service, the conditions to establish rates and the providers’ obligations, the technical and economic aspects for interconnection to the networks of different providers, the programs, administration and economic issues of the Universal Service, as well as the principles that will govern the management and control of the radioelectric spectrum. On September 19, 2000, the Company filed a reconsideration petition against certain punctual issues of Decree No. 764/00. The Court has not as yet ruled on this issue.

The Company’s short-term strategy has been to continuously adapt its business plans to address the challenges and risks presented by the Argentine economic crisis. Therefore, the short-term strategy focuses on the renegotiation of tariffs, cost controls and efficiency improvements, capital expenditures controls, improvements in working capital and management of cash and liquidity.

During the past year and the current one, the Company has taken certain steps to moderate the effects of the imbalance between changes in revenues and costs caused by the significant increase in the prices of supplies and the cost of technology – related investments usually required by the business that the Company develops, and the situation affecting service rates described in note 11.1. Some of these measures include:

•	Capital expenditures. The Company has implemented a plan to adapt its short-term capital expenditures. To that end, the Company continued only those projects that are required to maintain the quality of its services in the short term, generate cash flow in the near term or which the Company deems to be a high priority.

•	Operating costs reduction. The Company renegotiated most of its supply contracts. The goal of these renegotiations was to reduce costs, including, when possible, the exposure to inflation and devaluation, and adapting its costs to lower demand for services, including, adjustments to service quality and, in some cases, the outright termination of service.

•	Increased collection rates. The Company has implemented new plans and collection policies for collecting receivables, including disconnection policies tailored to each customer segment, among other initiatives.

•	Debt renegotiation, cash management and roll-over of short-term debt. The Company implemented a series of actions to decrease the exchange rate risk on its current assets while managing its main accounts payable. In addition, the Company has entered into a debt restructuring that has resulted in the extension of maturity terms.

The relationship between variables determining revenues and expenses in currently mismatched as a result of the pesification and freezing of our tariffs in the context of a potentially inflationary economy and may continue to be mismatched depending upon the outcome of our pending tariff renegotiation with the Argentine government. Our tariff renegotiation proposal attempts to achieve the relationship between variables determining revenues and costs, i.e, the economic and financial equation, contemplated in the Transfer Contract (see note 11.1.)

Although the Company has adopted these measures to mitigate the effects of changes in its business, and certain indicators of the Argentine economy have started to stabilize, the future operating conditions are still uncertain because the regulatory framework in force has still not established guidelines that would allow assessing with a reasonable degree of certainty the effect future rates will have on the Company’s economic and financial equation (see note 11.1).

The Company’s current long-term business strategy is to maintain and enhance its position in Argentina’s competitive telecommunications market. The implementation of this strategy involves the introduction of service offerings in new geographic areas, improving and expanding services the Company currently serve in its markets and its continuous development as a provider of telecommunications services for corporate and residential customers.

In the long term, the Company intends to continue to solidify its position as the leading provider of integrated business solutions in Argentina by providing a full range of services including voice, value added services, broad band (“ADSL”), dial-up Internet access, sales of telephone equipment and other high-technology products for corporate users through different marketing channels. The Company also intends to continue to invest substantial resources and efforts into training and personnel development and incentive programs to reduce costs and improve efficiency.

The Company considers that the implementation of these short and long-term business strategies will continue having a positive impact on the competitiveness of its telecommunications activities and reducing the adverse effects of growing competition and Argentina’s economic and political situation.

Furthermore, Telefónica has signed a Management Agreement the “Agreement” with its operator and majority shareholder, Telefónica S.A. (“TESA”, formerly known as Telefónica de España S.A.). Under this Agreement, the complete management of Telefónica is entrusted to the operator. Such agreement was automatically extended until April 2003 at TESA´s option. The management fee amounted to 9% of the Company’s “gross margin”, as defined in the Agreement. On October 30, 2002, TESA notified the Company that it intended to exercise the option to extend the duration of the Agreement for an additional period of five years to be counted as from April 30, 2003. In that respect, on July 30, 2003, the Company entered into a Supplement to the Agreement, which had been in force as of that date pursuant to successive extensions and in conformity with the clauses of the original agreement, pursuant to which the management fee as from May 1, 2003 was reduced to 4% of the gross margin.

On April 10, 2002, the Company’s General Ordinary and Special Shareholders’ Meetings approved an amendment to the corporate purpose. The corporate purpose was broadened for the Company to be able to engage in other types of businesses not strictly related to rendering telecommunications services, including: purchasing equipment, infrastructure, and telecommunications-related goods, as well as rendering any type of services, such as consulting and accounting, human resources and tax administration services. In view of the broadening of the corporate purpose, it is necessary to obtain the related authorization of the telecommunication regulatory authorities. The related request has been made to the S.C. and is pending. Therefore, the changes to our corporate purpose are subject to administrative approval by the S.C.

1.2. Corporate reorganization

Telefónica S.A. (“TESA”), the indirect controlling shareholder, has carried out its plan to make a global reorganization of its activities and the activities of its subsidiaries by business line. As a consequence of this plan, on January 30, 2001 and March 30, 2001, the Company’s Board of Directors and Special Shareholders’ Meeting, respectively, resolved to reorganize some of its businesses.

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

Furthermore, as approved by the Company’s Board of Directors’ and Special Shareholders’ Meeting, the minority shareholders that are not related to TESA exchanged the shares of the Company for shares of the companies into which the spun-off businesses were merged, in proportion to their interest in the Company. As a result of the capital reduction caused by the spin-offs, the shares exchanged by the minority shareholders were cancelled, holding an approximately equal equity interest percentage in the Company and in the companies into which the spun-off businesses were merged. Registration with the Public Registry of Commerce of the above mentioned reorganization became effective November 16, 2001 and the share exchange mentioned above was completed on December 12, 2001. The Company acquired, at their listing value, the fractions of Company shares held by minority shareholders. The related 2,355 treasury shares were acquired at a price of $2.242 (restated as described in Note 2.2) per share. Until these shares are sold, the Company may not exercise any of the rights inherent therein.

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

c)	As from February 1, 2001 (“Date of the Third Reorganization”), Telinver spun-off and merged with the Company the assets of its e-commerce business, including its 50% interest in E-Commerce Latina S.A. (“ECL”). (see note 2.4.f).

The following tables show the approximate effect of the spun-off business on the consolidated statements of operations and cash flows for the year ended September 30, 2001:

•	Consolidated net results of spun-off businesses:

Sep-01 (1)
Net revenues	641
Cost of services provided	(409)
Administrative expenses	(79)
Selling expenses	(191)

Operating (loss)/income	(38)
Financial income on assets	(4)
Financial loss on liabilities	(48)
Income tax	31
Net loss of spun-off businesses	(59)

•	Consolidated cash flows related to spun-off businesses:

Sep-01(1)
Cash used in operating activities	(13)
Cash used in investment activities	(73)
Cash provided by financing activities	248

Total increase (decrease) in cash and cash equivalents	162

(1)	Includes loss for the four-month period to the effective reorganization date.

2. SIGNIFICANT ACCOUNTING POLICIES

2.1. Consolidated financial statements

The consolidated financial statements of the Company have been prepared in accordance with Technical Resolution (“TR”) No. 19 of the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”) applicable to consolidated financial statements.

In accordance with generally accepted accounting principles and current Argentine legislation, the presentation of the parent company’s unconsolidated financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the unconsolidated financial statements. For the purpose of these financial statements, unconsolidated financial statements have been omitted since they are not required for SEC reporting purposes.

The Company has consolidated its financial statements as of December 31, 2003, 2002, 2001 and September 30, 2001 line by line, with the financial statements as of that date of Telinver S.A. (“Telinver”), a company in which Telefónica holds a controlling interest.

Additionally, for the presentation of comparative consolidated information as of December 31, 2002 and 2001 and September 30, 2001, the Company has used Telinver’s financial statements as of such date, prepared on the basis of valuation criteria consistent with those applied by the Company (see note 2.4).

In addition, the new accounting standards mentioned below require supplementally financial statements to be provided in which investments in which there is joint control are consolidated by application of the proportional consolidation method. However, given that the assets, liabilities and operations of E-Commerce Latina S.A. (“E-Commerce S.A.”) are not significant, the Company has decided not to include financial statements consolidated with that company as supplementary information. In Management’s opinion, the non-presentation of the Company’s financial statements consolidated with E-Commerce S.A.’s financial statements as of December 31, 2003, 2002, 2001 and September 30, 2001 does not constitute a material omission considering the Company’s financial statements taken as a whole.

Participation in the directly controlled subsidiary as of December 31, 2003 is as follows:

		Subscribed capital stock
Company	Main Business	Amount in Argentine Pesos	% of votes
Telinver	Commercial, investment and telecommunications services, among others.	49,623,217	99.99999

2.2. Presentation of financial statements in constant Argentine Pesos

Until the three-month period ended March 31, 2002, the Company’s financial statements have been prepared recognizing the effects of changes in the purchasing power of money only through August 31, 1995, (maintaining the restatements recorded until that date), by the restatement of amounts to constant pesos, by means of the application of the restatement method in constant currency as set forth by FACPCE in effect as of that date. Effective September 1, 1995, for Argentine GAAP purposes, and considering the then current economic stability conditions, and according to the requirements of General Resolution No. 272 of the National Securities Commission (Comisión Nacional de Valores or “CNV”), the Company discontinued application of the restatement method. This accounting criteria was applied under Argentine GAAP until December 31, 2001.

As a result of the new inflationary conditions, and the changes to the Argentine economic model resulting from the enactment of the Public Emergency and Exchange System Reform Law, which are described in detail in note 2.6, on March 6, 2002, the Professional Council of Economic Sciences of the City of Buenos Aires “CPCECABA” approved the reinstatement of inflation accounting in financial statements for fiscal years or interim periods ended on March 31, 2002 in accordance with Argentine professional accounting principles, and provided that all recorded amounts restated by changes in the general purchasing power until the suspension of such adjustments and any other amounts originated in transactions during the stability period are to be considered stated in currency of December 2001.

On July 16, 2002, the National Executive Power issued Decree No. 1,269/02 repealed Decree No.316/95, instructed the CNV, among others, to issue the necessary regulations concerning the preparation of financial statements to include the effects of inflation. On July 25, 2002, under Resolution No. 415/02, the CNV reinstated the requirement to file financial statements adjusted for inflation. However, on March 25, 2003, the National Executive Power issued Decree No. 664/03 repealing the provisions related to the inflation adjustment established by Decree No. 1,269/02 and ordering the CNV, among others, to issue any applicable regulations to ensure that no balance sheets or financial statements in constant currency are accepted. Therefore, on April

8, 2003, Resolution No. 441/03 of the CNV set forth that as from March 1, 2003, the restatement of financial statements in constant currency should be discontinued.

In accordance with the above, the financial statements of the Company as of December 31, 2003, have been prepared recognizing the effects of variations in the purchasing power of the Argentine peso until February 28, 2003 (restated according to the changes in the Argentine wholesale price index published by the Argentine Institute of Statistics and Census (“INDEC”)) in compliance with the regulations issued by the National Executive Power and the CNV.

In addition, the financial statements as of December 31, 2002, 2001 and September, 30, 2001, arise from the restatement of the amounts included in the financial statements as of such date in constant Argentine peso as of February 28, 2003, and from applying the new accounting principles indicated in note 2.3.

The variation in the index applicable to the restatement of financial statements, the wholesale price index, was 118.2% for the period January through December 2002 and 0.7% for the period January through February 2003. The decline in the index of 2.1% for the period March 2003 through September 2003 has not been reflected in the Company’s financial statements.

On December 2, 2003, under Resolution CD No. 190/03, the CPCECABA discontinued the application of the restatement for inflation into constant Argentine pesos as set forth in TR No. 6 as from October 1, 2003, based on the fact that conditions for the restatement for inflation continued until September 30, 2003. Summary consolidated balance sheet and consolidated results of operations data for the fiscal year ended December 31, 2003 as if the referred resolution would have been applied for the preparation of the financial statements to include the variation in the wholesale price index for the period March through September 2003 is supplementally provided as follows:

Balance Sheet:
Current assets	746
Noncurrent assets	7,416

Total assets	8,162
Current liabilities	2,629
Noncurrent liabilities	2,905

Total liabilities	5,534
Shareholders’ Equity:
Capital Stock, reserves and Unappropriated losses of prior years	2,323
Net income (1)	305

Total Shareholders’ Equity	2,628

(1)	The effect on income arising from applying the resolution above mentioned was mainly generated in the financial results.

In addition, balances as of December 31, 2002, and for the three-month fiscal year ended December 31, 2001 and the fiscal year ended September 30, 2001, presented for comparative purposes would have been restated to recognize the effects of the changes in the purchasing power of money for the period March through September 2003.

2.3. Accounting principles applied

The Governing Board of the FACPCE approved TRs Nos. 16, 17, 18, 19 and 20, introducing changes in professional accounting principles related to valuation and disclosure. These resolutions were approved, with certain amendments, by CPCECABA. The provisions contained in these resolutions are applicable to the Company for fiscal years beginning on or after January 1, 2003. On January 14, 2003, the CNV approved, through Resolution No. 434/03, with certain amendments, the above technical resolutions to become effective for the fiscal years beginning on January 1, 2003 permitting their early adoption.

Therefore, the Company’s financial statements have been prepared in accordance with the accounting principles approved by CPCECABA with the amendments adopted by the CNV (see note 2.2).

On February 5, 2003, the FACPCE approved TR No. 21, which replaces TRs Nos. 4 and 5 and indicates the information to be disclosed in the financial statements with respect to related parties. On February 19, 2003, through Resolution MD No. 5/2003, the CPCECABA approved TR No. 21 with some amendments. TR No. 21 is in force for the fiscal years beginning on or after April 1, 2003. However, it can be early adopted. As of the date of issuance of the Company’s financial statements, the approval of the above mentioned TR is pending by the CNV.

The application of the new standards in accordance with Resolution No. 434/03 of the CNV gave rise to changes in valuation criteria, which have been recorded by the Company, its controlled company and related company, as detailed below:

1) Accounting measurement of certain receivables and payables at their discounted value

TR No. 17 establishes the following mechanism as one of the general criterion: certain assets and liabilities are to be measured in currency based on the calculation of their discounted value using the rate applicable at the time of initial measurement, unless the Company intends, and it is feasible, to dispose of its assets or advance settlement of its liabilities. The cumulative effect of the application of this new principle on shareholders’ equity at the beginning of the fiscal year and its effect on the comparative information has not been significant.

2) Derivative financial instruments

TR No. 20 sets forth the specific valuation and disclosure criteria to be applied to derivative financial instruments and hedging transactions. According to this standard, hedging instruments must be disclosed in the financial statements as either assets or liabilities at their fair value as of the date of the measurement. Should the financial instrument be intended to cover cash flow risks, the variation in fair value must be charged, according to the amendment introduced by the CPCECABA, to a specific account “Temporary differences in the measurement of derivative instruments intended as effective coverage” in the balance sheet and subsequently charged to the statement of operations for the year once the assets or liabilities covered have an impact on the income/loss for such year. If, instead, the financial instrument were to protect against the risk of changes in fair value, any variation in fair value must be directly charged to the statement of operations for the year. In both cases, the non-effective coverage portion of derivative instruments must be directly charged to the statement of operations for the period at the time such condition is known. The transition rule for the initial application sets forth that the difference between the previous measurement and that resulting from this new rule to determine the valuation of the instruments not designated as for hedging purposes, as well as those with no effective hedging coverage as defined in the standard, should be charged to the balance of “Unappropriated retained earnings/Accumulated losses” at the beginning of the fiscal year in which this standard applies for the first time. Comparative figures have not been restated as required by the transition rule that establishes not to correct accounting balances of the previous years in the first year application.

3) Deferred tax

In 2002’s financial statements prepared prior to the implementation of the new accounting standards, the Company determined its income tax expenses in the event there was taxable income, by applying the current 35% tax rate on the taxable income as of year-end and did not consider the effect of temporary differences between book and taxable income.

TR No. 17 sets forth that income tax amounts should be booked by application of the deferred tax method, recognizing the effects of temporary differences. (See note 2.4.k).

The cumulative effect on shareholders’ equity at the beginning of the fiscal year ended September 30, 2001 arising from the application of this new standard resulted in the recognition of net deferred tax liabilities of 116 million pesos.

The adjustments computed in the financial statements for the application of the new accounting principles effective in Argentina, which relate to the application of the deferred income tax method and related effects in the spun-off business are as follows:

Consolidated Statement of operations:

	December 31, 2002 (1)	December 31, 2001 (2)	September 30, 2001 (1)
Income tax	51	45	39
Income / (loss) of spun-off businesses	—	—	31
Net income (loss) for the year/period	51	45	70

Consolidated Balance Sheets:

Asset / (liabilities)	December 31, 2002	December 31, 2001	September 30, 2001
Liabilities - Taxes payable	—	(51)	(96)

Shareholders’ equity:

Increase / (decrease)	December 31, 2002 (1)	December 31, 2001 (2)	September 30, 2001 (1)
Balance at the beginning of the year	(51)	(96)	(116)
Effect of Telefónica’s spun-off businesses	—	—	(50)
Net income (loss) for the year/period	51	45	70

Total	—	(51)	(96)

(1)	Twelve month fiscal year.

(2)	Three month fiscal year.

2.4. Valuation methods

The Company applied the valuation criteria established by the professional accounting principles applicable to the Company and approved by the CPCECABA (see note 2.3), which, in their application to the transactions and the balances included in these financial statements, and except for the matter mentioned in note 2.2., do not differ significantly from the valuation criteria established by CNV regulations.

The preparation of financial statements in conformity with generally accepted accounting principles in Argentina requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during each year.

The financial statements reflect the effects of economic and foreign exchange regulations that were known as of the date of issuance of the financial statements. All management estimates have been made accordingly (see notes 2.4.g, 2.4.k, 2.6, 11, 14 and 15 for material estimates concerning the effects of the economic crisis in Argentina and related economic and regulatory government actions). The effects of any additional actions that the Argentine government may undertake in the future will be reported in the financial statements as management becomes aware of them (see note 2.6).

Final results may differ from those estimated by the Company’s Management. Accordingly, the decisions that are to be made in reliance on these financial statements should consider the future development of such governmental actions, and the Company’s financial statements should be read in light of these circumstances.

The principal valuation methods are as follows:

a) Cash:

Amounts in Argentine Pesos: stated at nominal value, including financial income/expense accrued through the end of each year.

Amounts in foreign currency: stated at the exchange rate applicable to its settlement in effect at the end of each year, according to the intended use by the Company, including accrued financial income/expense, if applicable.

b) Current Investments:

Investments in foreign Government bonds: valued at their listed value translated on the basis of the exchange rate prevailing at closing of the year.

c) Receivables and payables:

Receivables and payables in local currency: at nominal value, plus the financial results accrued as of the end of each year, which does not significantly differ from the accounting measurement obtained by calculating the discounted value of the cash flows that would be derived from such assets and liabilities. Therefore, in accordance with TR No. 17, and as long as Law No. 25,561 (Public Emergency and Exchange Regime Reform Law) is still in force, the interpretation of the CPCECABA has been that the discount rate to be used would be such as stated in the transaction, and in the absence of such rate or a representative rate for the transaction, the interest rate quoted by Banco de la Nación Argentina for savings accounts will be taken into account. As of December 31, 2003 and 2002, this rate stood at approximately 1% nominal per annum.

Receivables and payables in foreign currency: valued at the exchange rates applicable to their settlement prevailing as of the end of each year, in accordance with the uses intended by the Company, plus the financial results accrued as of those dates, which do not differ significantly from the measurement of the discounted value based on the rate of the transaction.

Trade receivables: include services provided and settlements with foreign correspondents, both billed, and accrued but unbilled as of the end of each year, the latter being determined based upon information about actual consumption, subsequent billings and estimates using historical data.

Trade receivables are disclosed net of the allowance for doubtful accounts, which has been assessed based on historical data and the estimated trend of collections. The Company includes as a receivable the portion accrued as of each year-end of the surcharge for late payment included in the invoices for payments until the “second due-date” of the invoice. For amounts that are past-due beyond the second due-date provided in the original invoice, the interest for late payment is recorded in the cases in which the Company estimates that it will be recovered.

Prepaid services includes payments made to IBM Argentina S.A. (“IBM”) in excess of the portion of the contract’s total cost expensed through each year-end for the basic services received. Such amount is disclosed net of the deferred gain from the sale of the assets transferred to IBM, which is recognized as income on a straight-line basis over the term of the contract. Likewise, annual increases in service costs, as agreed upon between the parties (See note 10.1), are accrued and recorded in the statement of operations by the Company during the fiscal year in which such increases occur.

“Patriotic Bond”: In 2002, this bond was accounted for at face value in foreign currency, stated at the exchange rate applicable to its settlement prevailing as of the end of the year, in accordance with the uses intended by the Company plus the financial income accrued until that date, which did not differ significantly from the measurement at the discounted value based on the rate of the instrument. In 2003, the bond was valued at its estimated recoverable value and the Company charged to income an allowance for impairment was recorded as a result of the Argentine Government’s decision to suspend the tender system for offsetting purposes against taxes and to include that bond on the list of eligible bonds for sovereign debt restructuring. In determining the amount of the allowance, the Company considered the fair values of comparable bonds (see note 15.1).

Tax Credit Certificates (“TCC”): were accounted for at face value in US dollars pesified at the rate of $1.40=US$ 1 plus the benchmark stabilization coefficient (“CER”) and the financial income accrued until the end of each year, which do not differ significantly from the measurement at the discounted value based on the rate of the instrument. The Company intends to hold the Tax Credit Certificates until the related maturity date and apply them against future taxes (see note 15.2).

Universal Service contribution (see note 17): the Company calculates the charge for the Universal Service contribution, consisting of 1% of revenues from telecommunications services, net of automatic deductions (deductions not requiring regulatory approval) provided by the related Regulation and in accordance with Company’s estimates of the amounts payable within each year, since the detailed rules of calculation and payment of this tax are still pending. If this calculation results in a balance payable to the Universal Service fund, such net amount is booked as liability. On the other hand, all deductions and subsidies that must first be approved by the regulatory entity will be booked by the Company as receivable in each year in which its reimbursement is approved by such entity.

d) Inventories:

Raw materials related to paper for printing directories have been accounted for at replacement cost, which does not exceed their estimated realizable value.

Cost related to directories in edition process have been accounted for at their production cost adjusted for inflation (see note 2.2.). This amount does not significantly differ from reproduction cost and does not exceed its estimated realizable value.

Equipment and supplies for selling (including telephone accessories and prepaid cards) have been accounted for at the replacement cost up to the limit of their estimated realizable value.

Inventories are accounted for net of the allowance for impairment in value and slow turnover, determined based on inventory recoverability analysis at the end of each year.

e) Other assets:

Other assets include buildings no longer used in Company’s operations and intended for sale. The carrying book value has been recorded based on its estimated realizable value.

f) Noncurrent investments:

The 50% interest in E-Commerce as of December 31, 2003 and 2002 was accounted for by the equity method based on the financial statements as of December 31, 2003 and 2002, respectively, prepared in accordance with accounting principles consistent with those used by the Company.

Other investments are Telefónica’s interest in Intelsat Ltd. (formerly known as International Telecommunications Satellite Organization (“Intelsat”)) and its interest in New Skies Satellites N.V. as of December 31, 2003 and 2002. They have been accounted for at the U.S. dollar amount of paid-in capital, stated at the exchange rate applicable to its settlement in effect at the end of each year, up to the limit of its interest valued by the equity method, determined on the basis of the latest available financial information (see note 19). As a result of the registration of Intelsat as a commercial entity, the requirement that the company may not sell its interest in Intelsat without the prior consent of the regulatory authorities was eliminated.

g) Fixed assets:

The fixed assets received from Empresa Nacional de Telecomunicaciones (“ENTel”) have been valued at their transfer price. Subsequent additions have been valued at cost. All figures have been restated as described in note 2.2 and depreciated by the straight-line method over their remaining useful lives. When the construction of work in process extends over time, its value includes the cost net of the effect of inflation, if applicable, of financing by third parties related to the investment during the construction period until such time as the asset is ready to be used for a productive purpose. Capitalized interest included in construction in process during the fiscal year ended December 31, 2003 amounts to 8 million pesos and capitalized interest and exchange difference net of the effect of inflation, if applicable, included in construction in process for the fiscal year ended December 31, 2002, for the three-month fiscal year ended December 31, 2001 and for the fiscal year ended September 30, 2001 totaled 37 million pesos (includes 29 million pesos of capitalized exchange difference), 4 million pesos and 88 million pesos, respectively, (restated as described in note 2.2.).

For fixed assets whose operating condition warrants replacement earlier than the end of the useful life assigned by the Company to the fixed asset category, the Company calculates the depreciation charge based on the adjusted remaining useful life in accordance with the related assets replacement.

Fixed assets relating to Telefónica de Argentina’s telecommunications business were assessed for impairment based on their recoverable value on the basis of the Company Management´s best estimate of future cash flows of its telecommunications business, considering current information and future telephone service rates estimates. However, whether the recorded amount of fixed assets as of December 31, 2003 of 7,329 million pesos is fully recoverable, depends on the final effect that the outcome of the tariff re-negotiation may have on the Company’s economic and financial equation (see notes 1.1 and 11.1.).

h) Intangible assets:

Trademarks and the license to use the logo were valued at acquisition cost restated as described in note 2.2, net of accumulated amortization which is calculated based on the remaining duration of the Telinver contract, until October 2007.

The license related to the data transmission business, including the authorizations to use the “B” Band, restated in constant Argentine Pesos as stated in note 2.2, is amortized by the straight-line method over a 10-year term.

Deferred expenses incurred in connection with the issuance of negotiable obligations have been restated as mentioned in note 2.2, were deferred and are being amortized by the straight-line method as from the issuance date to the maturity of such negotiable obligations. In addition, those expenses include the amount related to the “authorization fee” in connection with waivers granted by the holders of negotiable obligations which are amortized on a straight-line basis through maturity. The portion of expenses related to the Company’s original issue of negotiable obligations that were settled in the exchange offer of August 7, 2003 have been fully amortized in the year based on the number of bonds actually exchanged through the exchange offer (See note 13.).

The licenses to use links have been valued at the acquisition cost restated as indicated in note 2.2 and are amortized by the straight-line method over 15 years, the term of the license.

Goodwill reflects the acquisition costs of the continuing portion of the internet business that used to be operated by TDA S.A., Satlink S.A., Compuserve Argentina S.A. and Aki S.A., exceeding such business valuation calculated by the equity method based on financial statements of those companies as of the effective acquisition dates or as of dates at which such value was not materially different from the one that would have been determined as of the acquisition dates. The original amortization period was 10 years as from the respective acquisition dates. As of December 31, 2002, such goodwill has been valued at zero based on the estimation made by the Company of its recoverable value, due to the actual evolution of the customer portfolios acquired under each transaction. The loss resulting from the difference between the carrying amount and the recoverable value of the above mentioned goodwill amounted to 22 million pesos and has been included in the line “Intangible assets amortization” as of December 31, 2002.

The goodwill generated by the capital contributions, restated as indicated in note 2.2, made with an issuance premium to E-Commerce Latina S.A. was being amortized by the straight-line method over a 10 year term. As of December 31, 2002, based on the evolution foreseen by the Company of the e-commerce business, the Company has valued such goodwill at zero, adjusting it to its estimated recoverable value. The loss that results from the difference between the carrying amount and its recoverable value amounted to 8 million pesos and has been included in the line “Net book value of intangible assets retired” (see note 3.1.m) as of December 31, 2002.

The assignment to Telinver of Meller Comunicaciones S.A.’s rights pursuant to the contract for publishing Telefónica’s telephone directories and the non competition clause undertaken by Meller Comunicaciones S.A., have been valued at historical cost restated as described in note 2.2. and are amortized as from October 1, 1997 through December 31, and October 1, 2007, respectively, according to the terms of the contracts above-mentioned.

i) Reserves:

During the normal course of business, the Company is subject to several labour, commercial, tax and regulatory claims. While these actions are being contested, the outcome of such individual matters is not predictable with assurance. Charges have been recorded for contingencies where it is probable that the Company will incur a loss. The amount of loss is based on management’s assessment of the likelihood of occurrence after consideration of legal counsel’s opinion regarding the matters. As of December 31, 2003, the amount booked for such purpose is 223 million pesos.

j) Financial Instruments:

The Company uses currency swaps, which, in the context of the Convertibility Law between the U.S. Dollar and the Argentine Peso, were intended to eliminate the variability in the cash flows of its debts denominated in Yens and in Euros and that currently reduce such variability in relation to the variations in the exchange rate between the yen/euro and the U.S. dollar so that the Company has ensured a fixed exchange rate between the yen/euro and the U.S. dollar for these obligations. The Company values the covered obligations at each year end closing exchange rate and also recognizes separately the financial instruments at their estimated fair value (see note 2.3.2.).

k) Income tax and Tax on minimum presumed income:

The Company records income tax by application of the deferred method, in accordance with the provisions of TR No. 17.

Deferred tax assets result mainly from the temporary differences arising from allowances and financial charges that are not yet deductible for tax purposes and from tax loss carryforwards. Deferred tax liabilities result mainly from temporary differences in the valuation of fixed assets for accounting and tax purposes basically due to different depreciation criteria and to the treatment of capitalized interest.

On April 2, 2003, CPCECABA issued Resolution MD No. 11/2003 establishing that the effect of the inflation restatement of the original cost of assets must not be considered to be a temporary difference as it is not a different valuation basis.

In order to book the above differences, the Company applied the liabilities method: the determination of net deferred tax assets or liabilities is based on temporary differences charged to the “Income tax” caption in the statement of operations.

The Company’s Management evaluates the recoverability of deferred tax assets based on estimates. Ultimately, the recoverability of deferred tax assets depends upon the Company’s ability to generate enough taxable income during the periods in which these temporary differences are expected to be deductible.

In considering their estimates, the Company’s Management takes into account the reversal time period of deferred tax liabilities, projected taxable income and tax planning strategies. This assessment is based on a series of internal forecasts updated to reflect the most recent operating trends. In accordance with accounting principles in force, the Company must recognize deferred tax assets when future deductibility is likely. Therefore, considering the variables which affect the future taxable results, including the uncertainty related to the effect of the final outcome of the tariff renegotiation (See note 11.1), the Company has booked a reserve for the balance of net deferred tax assets whose recovery depends upon the generation of future taxable income.

Deferred tax assets and liabilities have been measured at nominal value in accordance with Resolution No. 434/03 of the CNV.

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

The Company’s foreign exchange tax loss as calculated by the above procedures and by application of a $1.40 exchange rate for the U.S. dollar was approximately 764 million pesos, which will be computed in equal parts in five years starting December 31, 2002. Approximately 153 million pesos will be computed for the tax purposes in the fiscal year ended December 31, 2003, while 458 million pesos will be carried forward and applied to offset taxes in equal amounts over the next three years.

As of December 31, 2002 the Company had, on a consolidated basis, a tax loss carryforward of approximately 3,715 million pesos (1,300 million pesos at a 35% tax rate) that could be applied to offset taxes payable in the current year and subsequent years until 2007. The Company has estimated taxable income of approximately 814 million pesos (797 million pesos corresponding to Telefónica) for the year ended December 31, 2003, that will be offset against cumulative tax loss carryforwards existing at the beginning of the fiscal year.

The remaining tax loss carryforwards as of December 31, 2003 will expire as follows:

Maturity year	Amounts in million pesos (1)
2007	2,901

2,901

(1)	Net of 814 million pesos corresponding to estimated taxable income for 2003.

The following table presents the components of the Company’s deferred tax balances:

	December 31, 2003		December 31, 2002
Deferred tax assets
Income tax on tax loss carryforwards	1,015	(1)	1,315
Exchange differences deductible in future fiscal years	162		217
Allowance for doubtful accounts	73		133
Interest deductible in future fiscal years	—		60
Accrual for contingencies and other non-deductible allowances and accruals	155		94

	1,405	(2)	1,819	(2)
Allowance for deferred tax assets	(1,258	)(2)	(1,660	)(2)

Subtotal	147		159
Deferred tax liabilities
Fixed assets	(122)		(138)
Dismissal accrual for tax purposes	(13)		(14)
Other liabilities	(12)		(7)

Subtotal	(147	)(2)	(159	)(2)
Total	—		—

(1)	Net of 285 million pesos of tax loss carryforwards that offset the tax payable with respect to the taxable income estimated for the year ended December 31, 2003.

(2)	As of December 31, 2003, the effect of discounting the balances of deferred tax assets, deferred tax liabilities and allowance for deferred tax assets in accordance with accounting rules of the CPCECABA would have resulted in a reduction of those balances of 34, 1 and 33 million pesos, respectively. As of December 31, 2002, this effect on deferred tax assets, deferred tax liabilities and allowance for deferred tax assets would have resulted in a reduction of those balances of 84, 2 and 82 million pesos, respectively.

The following is the reconciliation of the income tax as charged to the income statement (that has been nil as of the year ended December 31, 2003, a tax gain for the year ended December 31, 2002 and a tax loss for the years ended December 31,2001 and September 30, 2001) and the amount resulting from the application of the corresponding tax rate on pre-tax net income:

	December 31, 2003	December 31, 2002	December 31, 2001	September 30, 2001
Net income/(loss) before tax at statutory income tax rate	142	(1,212)	(5)	335
Permanent differences:
(Loss) / Income on equity investments	1	(1)	3	1
Non deductible expenses / earnings	17	—	(1)	(5)
Inflation restatement effect	242	(477)	—	—
Reversal of allowance / allowance for deferred tax assets (1)	(402)	1,639	23	(2)
Other	—	—	—	6

Total	—	(51)	20	335

(1)	Net of increases and reversals of valuation allowance.

Additionally, the Company calculates the Tax on minimum presumed income by applying the effective tax rate of 1% on certain production assets valued according to the tax regulations in effect as of the end of the year. This tax is supplementary to Income Tax. The Company’s tax liabilities will be the higher of these two taxes. However, if the tax on minimum presumed income exceeds income tax during one fiscal year, such excess may be computed as prepayment of any income tax excess over the tax on minimum presumed income that may arise in the next ten fiscal years.

The Company has determined a minimum presumed income tax charge for the fiscal year ended December 31, 2003 in the amount of 41 million pesos that was included in the caption “Other non-current receivables” as the Company’s Management has estimated that such tax would be recoverable based on its tax projections and the terms for recovery established by the law (10 years). However, whether the booked amount of minimum presumed income tax of Telefónica (Telecommunications business) of 85 million pesos as of December 31, 2003 is fully recoverable, depends on the final effect that the outcome of the tariff re-negotiation may have on the Company’s economic and financial equation (see notes 1.1 and 11.1). The amounts capitalized as minimum presumed income tax have been measured at discounted value, based on the Company’s tax projections.

l) Shareholders’ equity accounts:

Shareholders’ equity accounts have been restated as described in note 2.2 except for the “Capital stock—Outstanding shares” and “Irrevocable capital contribution for future subscriptions” accounts, which are presented at their original amounts. The adjustment required to restate these accounts in constant Argentine Pesos (see note 2.2) is included in the “Comprehensive adjustment to capital stock” and “Comprehensive adjustment to irrevocable capital contribution for future subscriptions” accounts.

m) Revenue recognition:

Revenues and expenses are credited or charged to income on an accrual basis. The Company recognizes income from fixed telephony services (local and long distance and access to the network, among others) based on the use of the network. Charges for the installation of telephone lines are recognized as revenues when the service connection is made.

The Company recognizes income from sales of equipment when delivered and accepted by its customers. For contracts where the Company provides customers with an indefeasible right to use network capacity, the Company recognizes revenue ratably over the contract term. In addition, the effects of the adjustment of prices agreed upon with customers in relation to services rendered are recognized when all necessary conditions are met to consider them as revenues. Sales for the year ended on December 31, 2003 include approximately 51 million pesos corresponding to the one time effect of these types of agreements.

The Company recognizes revenues and cost of sales for sales of advertisements in telephone directories when the directories are published and distributed. For the main telephone directories undergoing the process of edition as of December 31, 2003, the total amount of sales not yet booked as income, because of the revocability of the advertisement orders as of that date, is 7 million pesos.

Operations statement accounts for the year ended December 31, 2003 have been restated as described in note 2.2 as follows:

•	those accounts used to record monetary transactions during the course of each year have been restated by applying to the original amounts inflation adjustment factors corresponding to the month of accrual of the original transactions;

•	charges for the use or depreciation and amortization of non-monetary assets at historical cost (materials, inventory, fixed assets and intangible assets) have been stated based on the restated amounts of such assets (see note 2.2); and

•	financial income and expense, restated as described in note 2.2, are disclosed net of the monetary result generated by the effect of inflation on the assets and liabilities that generated them.

The loss of the spun-off businesses (see note 1.2) was valued in accordance with the general above-mentioned valuation methods.

n) Net earnings (losses) per share:

The Company calculates the net earnings/(losses) per share on the basis of 1,746,050,074 common shares (net of 2,355 common treasury shares) with a face value of 1 peso and with one vote per share.

2.5. Presentation of consolidated operations statement accounts

The Company introduced disclosure changes for certain revenues and expenses in its statement of operations in December, 2002 and retroactively showed the effect of such changes amounting to 2 million pesos and 9 million pesos (restated as described in note 2.2) on its comparative financial statements for the three-month fiscal year ended December 31, 2001 and fiscal year ended September 30, respectively.

The Company has presented, in previous fiscal years, its interest in income (loss) from companies in which the Company has control or joint control, appropriated to the different operations statement lines. Taking into account the effects of the business reorganization described in note 1.2, the operations statements for the year ended September 30, 2001, includes:

•	In line “Net loss from spun-off businesses”, the loss corresponding to the businesses that were spun off, either from Telefónica, or from companies in which there used to be control or joint control, until the spin-off;

•	In line “Income (loss) from long-term investments”, the income (loss) from the interests held in ECL which has not been incorporated line by line on the basis that in the opinion of the Company’s management, the income from this company is not material vis-à-vis the Company’s income (loss).

In 2001 “Unusual items” include charges for the “Tax on checking account credits and debits”. On March 30, 2001, the National Executive Power’s Decree No. 380/2001, that regulates the Competitiveness Law, became effective. The Competitiveness Law provides, among other things, for the creation of a tax on checking account credits and debits. The tax was going to be effective through December 31, 2002, and the related collection would be used to create a Public Emergency Fund. A portion of the tax on checking account credits and debits may be used to compensate income tax and value-added tax liabilities. Taking into account the initial features of the tax and the special economic circumstances of Argentina giving rise to its application, the Company’s Management had adopted the policy of disclosing the portion of the tax that directly affected its costs as an unusual item in the statement of operations as of September 30, 2001.

2.6. Financial instruments with off-balance sheet risk and concentrations of credit risk

The Company has not had a fixed policy of entering into financial instruments for managing its exposure to market risk. As of the date of these financial statements, the Company has entered into the following instruments, to manage the exposure to the risk of fluctuation of the exchange rate of significant indebtedness denominated in currencies other than the United States dollar.

1.	Foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the yen-U.S. dollar exchange rate, in connection with the loan amounting to 7.8 billion Japanese yen granted by The Export Import Bank of Japan (currently the Japan Bank for International Cooperation) and maturing in February 2011, which accrues interest at a rate of 2.3% per annum. Such swap agreement provides a fixed exchange rate of 104.25 yen per U.S. dollar. The interest rate to be paid to Citibank N.A. during the term of the loan for the U.S. dollars received is 7.98% per annum. As of December 31, 2003, the related liability, taking into account the effect of the above-mentioned swap and the additional interest accrued, amounts to US$84 million. The contract establishes, among other provisions for this type of transaction, certain events of default under which the creditor may accelerate payment terms. Events of default include failure to pay financial debts for amounts in excess of 2% of the Company’s shareholders’ equity.

2.	During December 1999, the Company entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the euro-U.S. dollar exchange, in connection with a portion of the net position of assets and liabilities in euros, including the balance of the loan granted by Istituto Centrale per il Credito a Medio Termine (“Mediocredito Centrale”) which matures in November 2014, and accrues interest at a rate of 1.75% per annum. Such swap agreement has an 8-year term until November 2007 and provides a fixed exchange rate of 0.998 euro per U.S. dollar. The interest rate paid to Citibank N.A. during the validity of the loan for the U.S. dollars to be received is 2.61% per annum.

3.	The Company uses currency future contracts to hedge the risk of fluctuations in the dollar exchange rate. In October and December 2003 the Company entered into currency future contracts known as non-deliverable forwards (“NDF”) amounting to US$ 25 million, maturing in April 2004, whereby the covered foreign currency positions are offset upon maturity of the respective contracts, because are exchanged money for the net resulting amounts. The guarantees granted by the Company to Deutsche Bank for these operations amounted to US$ 1.4 million, equivalent to 7% of the notional value. These instruments are used to cover certain firm short-term payment commitments in dollars.

At December 31, 2003, commitments covered by these operations are as follows:

Hedged underlying item	Hedged amount (million)	Hedge maturity or closing date	Future exchange rate	Notional value (millions)
Interest 2007 Bonds	US$11.2	04/20/04	$/US$ 2.965	U$S 10.0
Interest 2004 Bonds	US$4.8	04/22/04	$/US$ 2.960	U$S 5.0
Interest 2010 Bonds	US$10.0	04/23/04	$/US$ 3.00	U$S 5.0
		04/28/04	$/US$ 3.00	U$S 5.0

At December 31, 2003, there were no significant changes in the market value of the futures contracts.

The only significant concentration of credit and operations as of December 31, 2003 and 2002 was with the Argentine Government (Federal, Provincial and Municipal Government and Governmental agencies). Sales with such organizations considered as a whole during the years ended as of December 31, 2003 and 2002, the three-month fiscal year ended as of December 31, 2001 and the fiscal year ended as of September 30, 2001, respectively, amount to approximately 3.7%, 3.5%, 3.3% and 3.9% of net sales and balances as of December 31, 2003 and 2002, respectively, 55 million pesos and 75 million pesos.

2.7. Effects of the devaluation of the Argentine Peso and other changes in economic context

Since early December 2001, Argentine authorities implemented a number of monetary and currency exchange control measures that mainly included restrictions on the free use of funds deposited with banks and the tight restriction of transferring funds abroad, with the exception of transfers related to foreign trade and other authorized transactions. Later, the Government declared the official default on foreign debt payments. On January 6, 2002, the Argentine Congress approved Law No. 25,561 on Public Emergency and Exchange System Reform that introduced dramatic changes to the economic model implemented until that date and that amended the Convertibility Law (the currency board that pegged the Argentine peso at parity with the U.S. dollar) approved in March 1991. The new law empowers the National Executive Power to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the medium term.

As a result of the above, since early 2002, the exchange rate with the U.S. dollar has increased compared to the Argentine Peso (the parity was originally US$ 1 = $ 1). As of December 31, 2003 the increase was 193% (US$ 1 = $ 2.93).

Other regulations were issued subsequently, amending some of the above mentioned regulations. The main aspects of such other regulations as of the approval of these financial statements are:

(a)	the conversion into pesos of most obligations, whatever their cause or origin, to provide sums of money within the financial system stated in U.S. dollars or other foreign currency outstanding at the time of enactment of Law No. 25,561, as well as bank deposits in foreign currencies within the financial system; deposits were converted at the exchange rate of US$1 = $1.40, while obligations stated in foreign currency undertaken in Argentina until January 6, 2002, were converted at the exchange rate US$1 = $1; the deposits and debts thus converted into pesos are to be adjusted by the CER (that will be published by the Argentine Central Bank (“BCRA”); such coefficient is to be applied as from February 3, 2002 (publication date of Decree No. 214/02) or the wage adjustment index (“Coeficiente de Variación de Salarios” – CVS-), depending on the nature of the obligation, plus a minimum set interest rate for deposits and a maximum rate for loans;

(b)	issuance of bonds by the Argentine Government to compensate financial institutions for the difference generated by the application of the exchange rates mentioned above;

(c)	de-dollarization of most obligations not involving the financial system originally denominated in foreign currency and governed by Argentine law, as of January 6, 2002 at a $ 1 = US$ 1 rate and subsequent adjustment through the CER in the terms described in (a), or the CVS, depending on the nature of the obligation, plus an equitable adjustment in certain cases, that is to be agreed between the parties or, as the case may be, claimed at judicial courts. As from enactment of the Asymmetric Compensation Law, the Government established the elimination of the CVS as from April 1, 2004. As from that date the CVS will be replaced by the annual interest rate agreed in the original contract, and if such interest is higher than average interest rates in the financial system, a rate set by the BCRA will be applied.

(d)	de-dollarization of public service rates, which had been originally agreed upon in U.S. dollars, at a $1=US$1 rate and subsequent renegotiation on a case-by-case basis; and authorized the National Executive Power to renegotiate the above contracts taking into account the impact of the rates on the competitiveness of the economy and the distribution of income, service quality and investments plans, the interest of users and access to the services, the security of the comprised systems and the profitability of the companies (see note 11.1);

(e)	following recent actions by the BCRA seeking a gradual normalization of the local foreign exchange market, effective January 8, 2003, prior authorization from the BCRA is no longer required to transfer funds abroad for payment to foreign beneficiaries of profits and dividends reported as payable under approved financial statements certified by an independent auditor.

In connection with the remittances abroad aimed at paying principal or interest of financial debts with foreign creditors, the requirement of obtaining the BCRA approval, provided such payments are not made prior to 15 days of the due date (business days in the case of principal payments) was eliminated. In the case of repayment of debts disbursed as from September 3, 2002, the referred repayment shall not require authorization, provided funds have been settled in the exchange market, with certain exceptions. It is required that for the payment of both principal and interest, the applicable information and documentation requirements established by the participating institution be complied with. In addition, the advanced repayment of principal is allowed, provided the amount in foreign currency applied to settle the debt does not exceed the current value of the debt percentage that is being settled.

Where the payment of principal and interest is part of debt restructuring processes with foreign creditors, the advanced repayment does not require the prior authorization of the BCRA, although in the case of payments of principal, it is required that the new indebtedness terms and conditions and the cash payment do not imply an increase in the indebtedness current value.

On the other hand, Decree No. 285/03 in force since June 30, 2003 sets forth the requirement of recording inflows, outflows and trading of foreign currency with the BCRA and it also determines that inflows to the local markets can only be remitted abroad after 180 running days from the settlement of foreign currency amounts in the exchange market, except for foreign trade transactions and direct foreign investments.

(f)	suspension of dismissals without just cause until March 31, 2004 and penalization, whereby the amount of the termination pay provided for in labor regulations would be double, except for employees hired on or after January 1, 2003;

(g)	suspension for two years of the law on deposits intangibility or until the time the National Executive Power considers the financial emergency to be concluded;

(h)	under Law No. 25,820, the national public emergency was postpned until December 31, 2004.

(i)	Decree No. 1,269/02 has suspended the enforcement of clause 5 of section 94 (mandatory dissolution from loss of capital due to accumulated losses) and section 206 (mandatory capital stock reduction from losses equivalent to reserves and 50% of capital) of the Argentine Business Association Law, until December 10, 2003. On December 23, 2003, the Federal Executive Power issued Decree No. 1,293/03, which extended the suspension established by Decree No. 1,269/02 until December 10, 2004.

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

The Company, has valued its receivables, payables, revenues, costs and expenses, using its best estimates as to the possible effect of the above discussed matters, primarily, among others, the effects of the de-dollarization of rights, receivables and liabilities into pesos.

On the other hand, and as a consequence of the changes implemented from January 2002 to December 31, 2003, there was an increase in the Argentine consumer price index of 46.1% and an increase in the Argentine wholesale price index of 122.4% according to the information provided by INDEC.

2.8. Fiscal year-end change

On September 18, 2001, the Special General Shareholders’ Meeting, approved the amendment of the fiscal year section of the Articles of Incorporation. This amendment consists of changing the fiscal year-end from September 30 to December 31 of each year. The Comisión Nacional de Comunicaciones (“CNC”) issued resolution N° 1,322 whereby it authorized the Company to change its fiscal year-end date.

3. DETAIL OF THE MAIN BALANCE SHEET AND STATEMENT OF OPERATIONS ACCOUNTS

3.1 Breakdown of the main accounts

Below is a breakdown of the main accounts (foreign currency balances are presented in note 22.g) (balances restated as described in note 2.2):

a)	Cash:

	Current
	December 31, 2003	December 31, 2002
Cash	—	1
Bank (1)	18	45

	18	46

(1)	In 2002, includes 11 from provincial bonds and 3 from federal bonds.

b)	Trade receivables:

	Current		Noncurrent
	December 31, 2003	December 31, 2002	December 31, 2003	December 31, 2002
Past Due (1)	178	445	20	30
Current	287	250	—	—
Subtotal	465	695	20	30
Allowance for doubtful accounts (2)	(216)	(380)	(8)	(25)

Total	249	315	12	5

(1)	As a result of refinancing past-due trade receivables, approximately 8 and 19 pesos of refinanced receivables are disclosed as current receivables as of December 31, 2003 and 2002, respectively.

(2)	See note 22.e).

c)	Other receivables:

	Current		Noncurrent
	December 31, 2003	December 31, 2002	December 31, 2003	December 31, 2002
Guarantee deposits	3	7	—	—
Prepayments to vendors	2	2	—	—
Related Companies (1)	53	45	—	—
Financial Prepayments	11	12	—	—
Financial Instruments (5)	1	—	2	—
Prepaid rentals	—	2	1	—
Prepaid services (6)	16	22	1	1
Tax credit certificates (2)	16	15	—	15
Legal deposits	3	3	—	—
Value Added Tax	—	2	—	—
Tax on Minimum Presumed Income	—	—	89	52
Patriotic Bond (3)	—	61	82	41
Other Tax Credits	2	—	—	—
Net Deferred tax asset (4)	—	—	1,258	1,660
Prepaid insurance	3	3	—	—
Granted Guarantees	3	—	—	—
Other	14	23	1	4

Subtotal	127	197	1,434	1,773
Allowance for impairment of Patriotic Bond (note 22.e) (3)	—	—	(60)	—
Allowance for deferred tax assets	—	—	(1,258)	(1,660)

Total	127	197	116	113

(1)	See note 16.3.

(2)	See note 15.2.

(3)	See notes 2.4.c) and 15.1.

(4)	See note 2.4.k).

(5)	See note 2.6.

(6)	See note 10.

d)	Inventories:

	Current
	December 31, 2003	December 31, 2002
Raw materials and supplies	1	—
Directories: edition in process	2	3
Telephone equipment and other equipment	17	15
Prepayments to vendors	—	4

Subtotal (note 22.f)	20	22
Allowance for impairment in value and slow turnover (note 22.e)	(7)	(7)

Total	13	15

e)	Other assets:

	Current
	December 31, 2003	December 31, 2002
Real property intended for sale	3	3

Total	3	3

f)	Trade payables:

	Current		Noncurrent
	December 31, 2003	December 31, 2002	December 31, 2003	December 31, 2002
Vendors, contractors and correspondents	286	301	—	—
Management fee	76	74	—	—
Billing on account and behalf of cellular and audiotext companies	44	25	—	—
Services collected in advance (1)	6	2	69	68
Other	5	13	—	—

Total	417	415	69	68

(1)	In 2003 and 2002 include deferred revenues related to the sale of indefeasible rights to use network capacity, recognized ratably over the stated life of the agreement.

g)	Bank and financial payables:

	Current		Noncurrent
	December 31, 2003	December 31, 2002	December 31, 2003	December 31, 2002
Negotiable obligations (1)	286	50	2,212	2,510
Imports financing	20	61	27	28
Long-term financing	8	7	71	76
Foreign bank loans	78	149	243	346
Local bank loans	—	1	—	3
Related Company – Telefónica Internacional S.A. (“TISA”) (2)	1,576	3,020	—	—
Credit balances with banks	14	6	—	—

Total	1,982	3,294	2,553	2,963

(1)	See note 13.

(2)	See note 14 and note 16.3.

h)	Payroll and social security taxes payable:

	Current		Noncurrent
	December 31, 2003	December 31, 2002	December 31, 2003	December 31, 2002
Vacation and bonus accrual	44	44	1	—
Social security taxes payable	14	14	—	—
Pre-retirement agreements and others (1)	13	12	18	28
Other	2	3	—	—

Total	73	73	19	28

(1)	Pre-retirement agreements mature through 2009, and do not have any adjustment clauses. This amount includes 6 related to benefits granted to employees included in such agreements, which are to be allocated by them to social security tax payments corresponding to the period between the date of the agreement and December 31, 2003 and are to be paid by the Company until the worker qualifies to obtain legal pension benefits.

i)	Taxes payable:

	Current
	December 31, 2003	December 31, 2002
Turnover tax accrual (net of prepayment)	10	13
Health and safety taxes	20	17
Value added Tax	17	—
Minimum presumed income tax (net of prepayment)	10	49
Other	21	16

Total	78	95

j)	Other payables:

	Current		Noncurrent
	December 31, 2003	December 31, 2002	December 31, 2003	December 31, 2002
Financial Instruments (1)	13	5	20	32
International Telecommunication Union	21	21	—	—
Related companies payables (2)	25	10	—	—
Other	16	18	26	33

Total	75	54	46	65

(1)	Foreign currency swaps (see note 14).

(2)	See note 16.3

k)	Cost of services provided:

	December 31, 2003	December 31, 2002	December 31, 2001	September 30, 2001
Telecommunications services (note 22.h)	(1,946)	(2,181)	(737)	(2,870)
Cost of services provided (note 22.f)	(46)	(54)	(35)	(251)

Total	(1,992)	(2,235)	(772)	(3,121)

l)	Other expenses, net:

	December 31, 2003	December 31, 2002	December 31, 2001	September 30, 2001
Employee terminations	(42)	(53)	(48)	(141)
Contingencies	(34)	(87)	(14)	(70)
Net book value of fixed assets retired	—	(6)	—	(24)
Miscellaneous, net	5	(7)	10	(14)

Total (note 22.h)	(71)	(153)	(52)	(249)

m)	Others:

	December 31, 2003	December 31, 2002	December 31, 2001	September 30, 2001
Holding and financial income / (loss) on assets:
Holding gains in financial instruments	4	—	—	—
Net book value of intangible assets retired	—	(8)	—	—
Holding losses in inventories	—	(9)	—	—
Impairment in value of securities to be received	—	—	—	(17)

Total	4	(17)	—	(17)

	December 31, 2003	December 31, 2002	December 31, 2001	September 30, 2001
Holding and financial income / (loss) on liabilities:
Holding gains in financial instruments	23	—	—	—
Tax on interests	—	(17)	(7)	(31)
Intangible assets amortization	(16)	(7)	(2)	(10)
Tax on checking account credits and debits	(10)	—	—	—

Total	(3)	(24)	(9)	(41)

3.2 Aging of current investments, receivables and payables as of December 31, 2003.

	Assets				Liabilities
	Current Investments	Trade Receivables (a)		Other Receivables (c)	Trade Payables	Bank and Financial Payables	Payroll and Social Security Taxes Payables	Tax Payables	Other Payables
Past-Due:
Up to three months	—	68		2	8	—	—	—	1
From three to six months	—	22		(1)	12	—	—	—	—
From six to nine months	—	16		1	1	—	—	—	—
From nine to twelve months	—	4		(1)	1	—	—	—	—
From one to two years	—	26		9	6	—	—	—	—
From two to three years	—	20		—	4	—	—	—	—
Over three years	—	42		—	—	—	—	—	—
At sight	2	—		14	—	14	1	10	35
Current:
Up to three months	334	252		77	373	1,209	51	57	33
From three to six months	—	19		8	7	477	6	11	—
From six to nine months	—	9		13	4	42	9	—	6
From nine to twelve months	—	7		5	1	240	6	—	—
From one to two years	—	—		7	3	109	8	—	17
From two to three years	—	—		1	3	251	5	—	14
From three to four years	—	—		70	3	595	3	—	10
From four to five years	—	—		16	3	407	2	—	7
Over five years	—	—		22	57	1,191	1	—	(3)

Subtotal:	336	485		243	486	4,535	92	78	120
Allowance for doubtful accounts	—	(224)		—	—	—	—	—	—
Benefits under the Collective Labor Agreements	—	—		—	—	—	—	—	1

Total	336	261		243	486	4,535	92	78	121

Percentage accruing interest at fixed rate	99%	4%		9%	—	60%	—	—	27%
Percentage accruing interest at variable rate	—	40	% (b)	10%	—	38%	—	—	—
Percentage with variable return	1%	—		—	—	—	—	—	—
Average interest rate in foreign currency	1%	—		5%	—	9%	—	—	6%
Average interest rate in local currency	2%	25%		3%	—	—	—	—	—

(a)	Trade receivables balances include 20 past-due classified as noncurrent taking into account Company´s Management’s estimates regarding probable collection terms.

(b)	Such percentage is related to the portion of receivables over which surcharges are applicable for being in arrears. The rate indicated is that corresponding to bills collected with such surcharges.

(c)	Not including amounts corresponding to net deferred tax asset totally reserved.

4. DISTRIBUTION OF ACCUMULATED INCOME RESTRICTION AND RESERVES

As of December 31, 2003, the Company carries accumulated losses in the amount of 3,145 million pesos and net income for the year in the amount of 405 million pesos. As provided for by section 71 of Law No. 19,550, earnings cannot be distributed until prior-years accumulated losses are absorbed.

In addition, different Shareholders’ Meetings authorized the setting aside of a Reserve for future dividends, which was to be used for paying cash dividends, at the Board’s discretion. However, owing to the fact that the Company has accumulated losses, the Board of Directors would not currently be able to utilize such reserve for paying cash dividends until those losses are absorbed and there are liquid and realized profits.

On October 23, 2001 and March 12, 2001 the Board of Directors, approved the use of the Reserve for future dividends, distributing cash dividends of 329 million pesos, on each date (amounts restated as described in Note 2.2) (see Statement of Changes in Shareholders’ equity).

5. REGISTRABLE ASSETS

On October 27, 1994, “ENTel in liquidation” issued Resolution No. 96/94 whereby it undertakes to perform all necessary acts to accomplish the transfer of title of registrable assets for such time as may be necessary, notifying Telefónica 60 days before the date that may be defined as the expiration of ENTel´s commitment. This resolution recognized that the licensee companies will be entitled to claim the indemnity stipulated in the Transfer Contract for the real property whose title had not been conveyed to them by the time of the expiration of the above-mentioned period. As of December 31, 2003 these assets have a book value of about 618 million pesos (restated as described in note 2.2) and approximately 540 million pesos (restated as described in note 2.2) of them have been registered in the Company’s name. In the Company’s opinion, the registration of title of a major portion of the most significant assets contributed by ENTel will be successfully completed. Accordingly, in Company Management’s opinion the final outcome of this matter will not have a significant impact on the Company’s results of operations and/or its financial position.

6. SUBSIDIARIES AND AFFILIATES

6.1. Telinver

Current liabilities in foreign currency of Telinver exceed current assets in foreign currency by approximately US$ 35.8 million and, in addition, total liabilities exceed total assets, so there is a negative shareholders’ equity in the amount of 34 million pesos as of December 31, 2003 and consequently Telinver falls under the conditions for mandatory dissolution caused by loss of company capital due to accumulated losses set forth in clause 5 of section 94 of the Law No. 19,550. However, Decrees No. 1,269/02 and 1,293/03 have suspended the enforcement of clause 5 of section 94 and section 206 of the Law No. 19,550 until December 10, 2004.

Telefónica de Argentina is evaluating Telinver’s financing needs considering the Argentine economic situation and the current difficulties to have access to credit, including the possibility to grant direct financing to cover short-term cash requirements and, if applicable, grant additional financing. However, if the current difficulties to obtain refinancing or additional loans for Telinver continue, the Company plans, and has so agreed with Telinver, to use its best efforts to provide such financing directly subject to its own fund availability, which depends on the evolution of the issues affecting the Company’s financial situation and cash flows described in notes 11. and 14.

6.2. E-Commerce

As of December 31, 2003, the Company holds together with Alto Palermo S.A. (“APSA”) a 50% interest in E-Commerce for the development of an e-commerce shopping center. Thus, the Company, as successor of the rights and obligations assumed by Telinver in relation to their business, was bound to make, together with APSA, irrevocable contributions for the amount of US$ 10 million, which were made effective in equal parts on April 30, 2001.

Additionally, the parties undertook to make a capital contribution for the development of new business lines for a maximum of 12 million pesos, 75% of which is to be contributed by the Company.

7. CAPITAL STOCK

The Capital stock of Telefónica is represented by :

Classes of Shares (1)	Subscribed and paid-in, outstanding and authorized for public offering
Class A	1,091,847,170
Class B	654,205,259	(2)

Total	1,746,052,429

(1)	All shares have equal voting rights.

(2)	See note 1.2.

Over the last fiscal years, the Company’s capital stock has been as follows (amounts stated in Argentine Pesos):

Classes of shares	Capital stock as of September 30, 2001	Capital stock as of December 31, 2001, 2002 and 2003
Class A	1,091,847,170	1,091,847,170
Class B	654,205,259	654,205,259
Total	1,746,052,429	1,746,052,429

8. AUDIT COMMITTEE

The Company’s Board, during its December 17, 2002 meeting, created an Audit and Control Commission the purpose of which is to promote and support the development of Good Corporate Governance actions. This transitional three-member commission will be superseded by an Audit Committee to be created by the Company in accordance with the requirements and provisions of Decree No. 677/01.

On April 22, 2003, the Company’s General Ordinary Shareholders’ Meeting approved the inclusion of Section 13 bis in the Company’s by-laws. This Section shall come in force upon the creation, by the Board of Directors, of an Audit Committee, as provided for by Decree No. 677/01. The Audit Committee’s primary function shall be to assist the Board of Directors in its internal control duties. The Audit Committee shall abide by the provisions set forth by the Public Offer Transparency Rules approved by Decree No. 677/01, Resolution No. 400/02 of CNV and any other applicable rules.

On May 19, 2003, the Company’s Board of Directors approved in connection with the Audit Committee i) the structure definition and the minimum conditions to qualify as a member thereof; ii) the planning of the main tasks to be performed and the necessary means for proper functioning, and iii) the training plan for its members. In that sense, the Company’s Board of Directors stated that the referred committee shall be formed by three or more members of the Board of Directors, all of which shall be independent directors in accordance with the conditions set forth by the CNV. The Audit Committee members shall be elected by the Board of Directors by proposal of the Board’s President and shall be well versed in accounting, financial and business issues. The Audit Committee will have the duties designated by applicable rules and regulations and especially those assigned by the Shareholders’ Meeting or the Board of Directors. The Audit Committee shall be empowered to establish its own Internal Rules, which shall be subsequently reported to the Board.

9. LIST OF CONDITIONS AND THE TRANSFER CONTRACT. EXCLUSIVITY AND MAINTENANCE OF THE LICENSE

The List of Conditions (“List”) and the Transfer Contract established certain obligations of which the following are still in effect:

a)	The assets contributed to Telefónica used in providing telecommunications services may not be sold, assigned, transferred or encumbered in any way.

b)	Certain shareholders of Telefónica’s parent company are required to retain a specified interest in that company’s common capital stock. In addition, Compañía Internacional de Telecomunicaciones (“COINTEL”), is obliged to hold Series A shares representing 51% of Telefónica’s total capital stock.

c)	All or a substantial part of the provision of the telephone service is to be maintained, and Telefónica’s main business and principal place of business in Argentina may not be changed.

d)	In addition, Telefónica is to meet certain objectives related to the services provided. The most important of these objectives are efficiency and service quality. In addition, suppliers of data and added value services are to be given equal access to telephone lines.

In case of serious noncompliance with the provisions in a) through d), Telefónica’s license could be revoked once the procedures set forth in the List of Conditions have been completed. Telefónica’s license, however, would not be revoked, should Telefónica have obtained prior Regulatory Authority approval for any of the situations described above in a) and b).

In addition, Decree No. 264/98 set forth both optional and mandatory operating conditions with respect to the provision of basic telephone services. Such mandatory conditions include mainly to permit other providers to interconnect to the company’s network (including voice and data transmission service) and the installation of a minimum number of new lines.

In the opinion of the Company’s Management, the Company has met all of the above-mentioned obligations.

Although the effectiveness of Decree No. 264/98 was subject to the conclusion of certain legal proceedings, the Company believes that is unlikely that the outcome of those proceedings would significantly slow the trend towards increasing competition.

10. COMMITMENTS

10.1 IBM-Telefónica Contract

On March 27, 2000, the Company’s Board of Directors approved, considering the benefits foreseen by the Company based on the proposals received, the outsourcing through IBM of the operation and maintenance of the infrastructure of certain Company’s information systems. The Company, TCP S.A., Telinver and TDA S.A. (referred to jointly herein as “the Companies”) have executed certain contracts (the “Contracts”) with IBM whereby the operation and maintenance of the information technology infrastructure is outsourced to IBM for a six and a half-year term. Also, under this agreement, the Companies transferred gradually to IBM the assets used to render the services outsourced under the Contract. In consideration for the assets transferred, IBM paid 37.5 million pesos, and has the obligation to renew the assets transferred periodically. Telefónica transferred such assets during August 2000. The agreement included that at contract expiration, IBM shall transfer to the Companies for a fixed price, the assets at such date dedicated to providing the services. On the other hand, IBM has hired the personnel of some of the companies that had been assigned to render the services. Over the duration of the Contracts, the companies shall pay IBM decreasing monthly installments in consideration for the base line services to be received under the Contracts, and other charges for the use of additional resources. The total contract amount, which for the Company and Telinver was US$ 219 million and the above-mentioned fixed price for the transfer of assets, have fallen within the scope of the legal provisions applicable to contracts denominated in dollars described in note 2.6. The charges for the service received during the years ended December 31, 2003 and 2002 and the three month fiscal years ended December 31, 2001 and the fiscal year ended September 30, 2001, arise from final agreements between the parties regarding the value of the services received. Pursuant to a supplementary agreement between the parties, one of the points agreed upon by the Company includes paying IBM for the services rendered under the Agreement, from January through December 2003, 16.2 million pesos (plus any corresponding CVS adjustment) and US$ 12.3 million, in twelve equal monthly installments.

10.2 Other

Telefónica signed contracts covering works to be executed in the outside and inside plant, of which approximately 30 million pesos are pending.

11. RATES

11.1 Rate regulations

Decree No. 764/00 on telecommunications deregulation establishes that providers may freely set rates and/or prices for the services rendered and for customer categories, which shall be applied on a nondiscriminatory basis. However, if there was no effective competition, the “historical” providers of such areas shall respect the maximum rates established in the General Rate Structure, which is the current situation for almost all the material services provided by the Company. Below the rates established in such rate structure, such providers may freely set their rates by areas, routes, long-distance legs and/or customer groups.

To determine the existence of effective competition, the historical providers shall demonstrate that another or other providers of the same service have obtained 20% of the total revenues for such service in the local area of the Basic Telephony Service involved. In 2000, the Company filed a request to the effect that effective competition be officially acknowledged to exist in the Buenos Aires Multiple Area. As no response to its request was obtained from the S.C. within a reasonable term, the Company brought the matter before the courts. Effective competition shall be considered to exist in the provision of national or international long-distance services for the calls originated in a local area of the Basic Telephony Service, when the customers in such area are able to choose, through the dialing selection method, among more than two service providers, if each of them, offers more than one long-distance destination.

Except for areas and services where effective competition is demonstrated to exist, the rate agreements established a maximum rate per pulse denominated in U.S. dollars. These agreements also provided for the right of the Company to adjust this rate for changes in the Consumer Price Index of the United States of America on April 1 and October 1 of each year. However, Law of Public Emergency and Currency Exchange System Reform No. 25,561, dated January 6, 2002, provides that, in the agreements executed by the Federal Administration under public law regulations, including public works and services, indexation clauses based on foreign countries price indices or any other indexation mechanism are annulled. In this regard, it sets forth that the prices and rates resulting from such provisions shall be established in pesos at a one peso ($1) = one U.S. dollar (US$ 1) exchange rate. Furthermore, Section No. 9 of the above-mentioned Law authorizes the National Executive Power to renegotiate the above contracts taking into account the following criteria in relation to public utility services: (a) the impact of the rates on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the comprised systems; and (e) the profitability of the companies.

The National Executive Power, by means of Decree No. 293/02, dated February 12, 2002, entrusted the Economy Ministry with the renegotiation of such agreements, including agreements that govern the provision of basic telephony services. The contractual renegotiation proposals were to be submitted to the National Executive Power within 120 days after the effective date of this Decree. The Company fulfilled the filing of the information required by the Government, which included proposals to overcome the emergency.

Subsequently, various regulations were issued extending the term established for the Ministry of Economy to submit to the National Executive Power proposals to renegotiate the agreements subject to Section 8 of Law No. 25.561.

In the opinion of the Company’s Management and its legal counsel, the deep changes in the Argentine economic model experienced since the beginning of 2002, including the enactment of the Economic Emergency Law, the depreciation of the Argentine peso against the U.S. dollar, the increase of domestic prices and the de-dollarization of rates, constitute extraordinary economic events that modified the economic and legal framework established by the Convertibility Law, which have therefore significantly changed the economic and financial equation and so justify an adjustment of the rate scheme in light of the current prevailing circumstances, such adjustment being fully in agreement with the principles set forth in the List of Conditions and the Transfer Contract, so as to ensure a regular, continued and efficient service supply.

The Transfer Contract contemplates the possibility of automatically adjusting rates in view of extraordinary unforeseen events as therein defined, or events or acts by the Government that materially affect the original economic and financial equation contemplated in the Transfer Contract. The Transfer Agreement also establishes that the Company shall receive compensation from the Argentine Government when extraordinary events take place, including Argentine Government decisions such as tariffs freezing and price controls, as well as the procedures to be applied to obtain the referred compensation.

In accordance with the foregoing, the proposal filed by the Company to the Government consists of the reinstatement of the rate scheme committed under the Transfer Contract, which provides rates denominated in pesos restated by applying the monthly CPI prevailing in Argentina, or in the case of significant differences between it and the variation of the U.S. dollar, by applying a polynomial formula that considers 40% of the monthly variation in the price of the U.S. dollar and 60% of the variation of the monthly CPI in Argentina, that had been set aside by the advent of the Convertibility Law and Decree No. 2,585/91. In addition, based on the above, the Company proposed alternative approaches to achieve that objective, in particular to manage the transition from the current rates to those resulting from the application of the Transfer Contract.

According to the Emergency Decree No. 120/03 issued by the National Executive Power on January 23, 2003, the Government may provide for interim tariff revisions or adjustments as may be deemed necessary or convenient for the purpose of ensuring the continued availability, safety and quality of services provided to users under these contracts until the process of renegotiation of public service contacts and licenses required for in the Public Emergency Law.

On January 29, 2003, the Argentine Government issued Decree No. 146/03, establishing a transitional adjustment in the electric light and gas supply rates. However, such measure has been challenged in court and has been suspended by a court order. In addition to the renegotiation process mentioned in preceding paragraphs, the Company has also applied for a transitional adjustment in tariffs, but no decision has been made yet.

On July 3, 2003, through Decree No. 311/03, a Renegotiation and Analysis of Public Utilities Agreements Unit was created, which shall be headed by the Ministers of Economy and Production, National Planning, Public Investment and Services. This Unit will be in charge of carrying out the renegotiation process through the Renegotiation of Public Works and Services Agreements Committee created by Decree No. 293/02.

On October 21, 2003 the National Executive Power signed into effect Law No. 25,790. This law sets forth that the term to renegotiate the agreements for public works and utilities is to be extended until December 31, 2004. The National Executive Power shall be responsible for submitting the proposals to Congress, which will have to communicate its decision within a period of 60 running days counted from its reception. In the event such period expired without Congress having reached a solution, the proposal shall be deemed accepted. If the proposal was rejected, the National Executive Power shall resume the process to renegotiate the respective agreement.

This rule establishes that the decisions adopted by the National Executive Power in this re-negotiation process shall not be limited by, or subject to, the stipulations contained in the regulatory frameworks currently governing the concession or licensing agreements for the respective public utilities. Renegotiation agreements may cover partial aspects of concession or licensing agreements, contain formulas to adjust such agreements or temporarily amend them and include the possibility of agreeing upon periodical reviews, as well as the establishment of conditions that must be met by the quality parameters applied to services.

If there were temporary amendments, they should be taken into consideration in the terms of the final agreements reached with concessionaires or licensees. The legal provisions do not authorize licenses of public utilities to suspend or alter compliance with their duties.

In the opinion of the Company’s Management and its legal counsel, in conformity with the general principles of administrative law applicable to the Transfer Contract and the List of Conditions, future tariffs are to be established at a level deemed sufficient to cover the costs of the service in order to maintain a regular, continuous and efficient supply of the telephony services as set forth in the legal framework governing the Transfer Contract. However, it cannot be assured that the Argentine Government shall adopt the Company’s position with respect to the effects of the current situation in connection with such Transfer Contract covenants. It is possible that this tariff regime shall not maintain the value of tariffs in U.S. dollars or in constant pesos with respect to any prior increase or possible future increase in the general price level. If, as a result of the above mentioned renegotiation, future rates evolve at a pace that does not allow restoring the economic and financial equation that both the List of Conditions and the Transfer Agreement intend to preserve, such rate system would have an adverse impact on the Company’s financial condition and future results. As of the date of issuance of these financial statements, the Company’s Management cannot predict the final outcome of the renegotiation required by the Public Emergency Law or the tariff regime to be effective in the future or when such outcome shall take place.

In accordance with Resolution No. 72/03, in February 2003 the Ministry of Economy approved a methodology to calculate and transfer to the Company’s customers the impact of the tax on checking account transactions imposed by Law No. 25,413 paid by the Company as from the date in which Resolution No. 72/03 comes into force. Resolution No. 72/03 expressly refers to the Transfer Contract as the basis for the approval of such method. The Company considers that the position taken by the Ministry of Economy in this Resolution is consistent with the proposal submitted regarding its rights under the Transfer Contract. In accordance with Resolution No. 72/03, all taxes paid before that date are included in the contractual renegotiation imposed by the Public Emergency Law.

11.2 Price Cap

Under the rate regulation mechanism in effect known as Price Cap, Decree No. 264/98 provided a 4% reduction (in constant U.S. dollars terms) in rates, in terms similar to the method provided by point 12.5.1 of the List of Conditions, that was to be applied during each year of the transition period to basic telephone service rates, with 90% of such reduction to be applied to domestic long distance services. Telintar, and now Telefónica as it successor, has applied the same 4% reduction to international rates.

On November 3, 1999, the S.C. issued Resolution No. 2,925/99, whereby, based on the assumption of the nonexistence of effective competition as of such date, provided a 5.5% reduction in telephone basic service rates for the period from November 8, 1999 through November 2000. Such reduction was applied to the following services: detailed billing, domestic and international long-distance. Likewise, the starting time of the domestic and international long-distance reduced rate was brought forward.

In April 2000 and March 2001, the Company, Telecom de Argentina STET-France Telecom S.A. (“Telecom S.A.”), and the S.C. executed rate agreements which, subject to the approval by the Ministry of Economy and of Infrastructure and Housing, provided the terms under which the Price Caps would be applied:

1.	Price Cap for the year 2000/2001: The S.C. established that the rate reduction for the period November 2000/November 2001 would amount to 6.75%. The reduction would be applied through: (a) discount plans that were effective as from March 2000 (commercial and government basic rates, local measured service, and the application of certain preferential rates of internet access), the non-application of charges set forth in Resolution No. 2,926/99 until November 8, 2001 and the non-application over the year of the two semiannual adjustments to the pulse value for the above-mentioned U.S. Consumer Price Index; b) given that such plans were brought into effect ahead of schedule, the accumulated effects of the above-mentioned rate reductions would be applied to the computation of Price Caps for the periods beginning November 2000, 2001 and 2002 adjusted at an interest rate of 12% per year; and c) furthermore, it was established that the difference between the effect of the discounts already granted and that of a 6% reduction would be applied on November 8, 2000 across different items of the tariff structure, and the additional 0.75% reduction to be applied as defined by the Licensees.

2.	Price Cap for the year 2001/2002: The S.C. established that the efficiency factor for the Price Cap applicable for the period November 2001/November 2002 would amount to 5.6%. This rate reduction is to be implemented through to: a) the non-application of the two adjustments to the pulse value by the U.S. Consumer Price Index for the year, adjusting the effect as of November 8, 2001 at the 12% annual rate in order to measure it against the total expected 5.6% reduction, b) any balance resulting from the non-application of the adjustment to the value of the telephone pulse in the period 2000/2001, as well as any balance remaining in respect of a variety of items included in the 2000/2001 price cap; c) any unapplied price cap portion remaining after the rate reductions mentioned in a) and b) above with respect to the 5.6% rate reduction, should be applied in the following manner: 70% as provided by the Company, 15% to the local service, and 15% to other services as required by the S.C., other than monthly basic charges and the local measured service.

3.	Price Cap for the year 2002/2003: The S.C. established that the efficiency factor could not exceed 5%, but it did not set its value.

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

On the other hand, in relation to the complaint filed by Consumidores Libres Cooperativa Ltda de Provisión de Servicios Comunitarios (“Consumidores Libres”) mentioned in note 12.c) on October 4, 2001, Court Room IV of the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires awarded a precautionary measure requested by the plaintiff ordering the National Government, the Company and Telecom S.A. “to refrain from applying the corrections set forth in Section 2 of the Agreements approved by Decree No. 2,585/91 until final judgment is rendered in the case”, which meant that the rates could not be adjusted by the U.S. Consumer Price Index.

In the opinion of the Company’s Management and its legal counsel, the outcome of the issues related to the Price Cap and the complaint filed by Consumidores Libres could exclusively affect the maximum rates for future services that the Company is authorized to charge its customers regarding services, areas, or customers in which the government did not declare the existence of effective competition. As of December 31, 2003, these maximum rates are determined by applying to rates effective as of November 7, 2000, the discounts applied in order to implement the Price Cap related to November 8, 2000, and November 8, 2001, under the above agreements.

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

11.3 Tariff restructuring

The tariff restructuring granted by Decree No. 92/97, effective on February 1, 1997, established an increase in the price of the monthly basic charge and in domestic service rates, and a decrease in the rates for domestic long distance and international services and for the Company’s local and domestic long distance public phone service for longer distances. The net impact of the rate restructuring was to be neutral on revenues during two years after its effectiveness. On December 1, 1999 the S.C. has issued Resolution No. 4,269/99, which established the S.C.’s final determination of the impact of the tariff restructuring as an excess in revenues of 18 million pesos, in currency units of that date, (which had previously been provisionally determined by the S.C. in 14 million pesos). In accordance with Resolution No. 18,968/99, the S.C.’s Resolution No. 4,269/99 also states that the S.C. will determine the form and time of implementation of the future rate reduction to compensate such excess revenues. The Company has filed an appeal for revision of this resolution, on the grounds that the calculation method used by the S.C. to determine the impact of the tariff restructuring established by Decree 92/97 has defects and should be challenged. As of the date of these financial statements, such appeal has not been resolved.

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

In an attempt to clarify the issue of successor liability for labor claims, Decree No. 1,803/92 was issued by the National Executive Power. It states that various articles of the Work Contract Law of Argentina (the “Articles”), which are the basis for the foregoing claims of joint and several liability, would not be applicable to privatizations completed or to be completed under the State Reform Law. Although the issuance of Decree No. 1,803/92 should have been seen as favorable to the Company, it did not bring about a final solution to the above claims. In effect, in deciding a case brought before it, the Supreme Court of Justice upheld the provisions of the law and declared the Decree inapplicable.

As of December 31, 2003, the claims filed against the Company including accrued interest and expenses with respect thereto totaled approximately 91 million pesos (in original currency). The Company has not booked an accrual for possible adverse judgments in such legal actions since: (a) in the Transfer Contract, ENTel has agreed to indemnify the Company in respect of such claims and (b) the Argentine Government has agreed to be jointly and severally liable with ENTel in respect of such indemnity obligations and has therefore authorized the Company to debit an account of the Government at Banco Nación Argentina for any amount payable by the Company. Under the Debt Consolidation Law, ENTel and the Argentine Government may discharge their above-described indemnity obligations by the issuance to the Company of 16-year bonds. As of December 31, 2003 the Company has paid approximately 6.8 million pesos (in original currency)

in cash for the above-mentioned claims. The Company initiated a claim for indemnification and reimbursement in connection with this matter. The case is being argued in court, and no ruling has yet been issued.

Court decisions have followed the precedent laid down by the Supreme Court of Justice in the area of joint liability in labor matters mentioned in the second paragraph, criterion that the Company and its legal counsel consider that will apply to pending cases. Notwithstanding this and the instruments that may be used by the Argentine Government to reimburse the amounts that would be paid, given the obligation incurred by the Argentine Government in the List of Conditions and in the Transfer Contract, on the one hand, and on the basis of the opinion of the Company’s legal counsel regarding the possible amount for which existing claims may be resolved, on the other, in the opinion of the Company’s Management and its legal counsel the final outcome of the issue should not have a material impact on the Company’s results of operations or financial position.

b)	International Telecommunication Union Debt

On July 29, 2003, Telefónica received a communication sent by the National Communications Commission (“CNC”) requesting Telefónica and Telefónica Larga Distancia de Argentina S.A. (“TLDA S.A.”) a company currently merged with the Company, to deposit 51 million pesos (that includes principal and interest as of July 31, 2003), which, according to such note, corresponds to the savings obtained, plus interest, by such companies as reductions in employers’ social security contributions approved by Decree No. 1,520/98 and supplementary standards, that were applied to the salaries of such companies’ personnel in the period April 1999 through June 2001. Pursuant to Resolution S.C. 18,771/99, these savings were to be applied to the execution of programs or promotional projects in the framework of the presidential initiative argentin@internet.todos, to be managed by the International Telecommunications Union (UIT). Telefónica both with respect to its own operations and as successor of the rights and obligations of TLDA S.A. has recorded a liability related to these savings for the outstanding principal, amounting to 21 million pesos (see note 3.1.j), which Telefónica understands is its total liability as of December 31, 2003. In the opinion of the Company´s Management and its legal counsel, Telefónica has solid grounds to hold that this liability should not be considered in delinquency and so was reported to the CNC in a note dated August 13, 2003 in which it challenges the settlement made by such agency and asks for a remanding of proceedings to the corresponding organism.

c)	Other

Consumidores Libres initiated a legal action against the Company, Telecom S.A., Telintar and the Federal Government. The object of this action is to declare the nullity, unlawfulness and unconstitutionality of all standards and rate agreements issued since the Transfer Contract, the Cooperative’s object being to have the rates of the basic telephone service reduced and the amount supposedly collected in excess refunded, limiting them in such a way that the Licensees’ rate of return should not exceed 16% per annum on the assets as determined in point 12.3.2 of the List of Conditions approved by Decree No. 62/90. Also, other points of the Company’s contracting policy have been called into question.

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

In this scenario, on October 4, 2001, Court Room IV of the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires awarded a precautionary measure requested by the plaintiff ordering the Federal Government, the Company and Telecom S.A. “to refrain from applying the corrections set forth in Section 2 of the Agreements approved by Decree No. 2,585/91 until final judgment is rendered in the case”, which meant that the rates could not be adjusted by the U.S. Consumer Price Index.

The Company appealed such decision before the Argentine Supreme Court of Justice rejecting the arguments stated therein. No decision on the appeal has been rendered as of the date of these financial statements.

In the opinion of the Company’s Management and its legal counsel, it is unlikely and remote that the resolution of this issue could have a negative effect on the results of the Company’s operations or its financial position.

13. NEGOTIABLE OBLIGATIONS

As of December 31, 2003, there are seven negotiable obligations issues outstanding:

Issuance Month/Year	Face Value (in millions)	Term (in years)	Maturity Month/Year	Rate per annum (%)	Use of proceeds
11/94	US$79 (d)	10	11/2004	11.875	a	)
05/98	US$125.6	10	05/2008	9.125	a	)
06/02	US$71.4	4	07/2006	9.875	b	)
08/03	US$189.7	4	11/2007	11.875	b	)
08/03	US$220	7	11/2010	9.125	b	)
08/03	$0.1 (c)	8	08/2011	10.375	b	)
08/03	US$148.1	8	08/2011	8.85	b	)

a)	Financing of investments in fixed assets in Argentina.

b)	Refinancing of liabilities.

c)	On August 1, 2004 they will be converted to U.S. dollars and will start to accrue interest at a nominal rate of 8.85% per annum.

d)	Net of US$ 2 million called in December 2003.

The prospectuses related to the issuance of these negotiable obligations describe the issuance conditions in detail. The main stipulations concern: a) commitment of the Company not to create liens, except certain permitted liens, over its present or future assets or revenues, unless the Company’s commitments under the negotiable obligations meet certain requirements; b) conditions for the early redemption of the issuance and c) events of default whereby the note holders could accelerate the due dates, such causes being, among others, failure to pay on the securities, default on other debts in amounts equal to or exceeding US$ 20 million, attachments which in the aggregate exceed US$ 10 million, etc. On July 22, 2003, the meetings of the Company’s noteholders approved the amendments to the terms and conditions of the notes issued in 1994 and 1998 in order to substantially remove all the events of default and certain information requirements other than those related to non-payment of principal and interest.

As of the date of issuance of these consolidated financial statements, in the opinion of the Company’s Management, the Company has met all obligations arising from the agreements signed in connection with these issuances.

The Company issued negotiable obligations due in 2006 and 2008 under the Company’s Global Program, of up to US$ 1.5 billion or its equivalent and the commitments are those customary for this kind of transactions.

Negotiable obligations due in 2006 include a mandatory redemption clause at the option of holders, exercisable after July 1, 2004, if, as of July 1, 2004 the total principal outstanding amount of the Company’s negotiable obligations due in 2004, plus any other refinancing of such notes with maturity prior to July 1, 2006, were to exceed 30% of the total original principal amount of negotiable obligations due in 2004. Such mandatory redemption will not be applicable, as the percentage of notes due in 2004 upon completion of the exchange offers referred to below is 26% of the total initial principal amount.

Additionally, in September 2003, the Company purchased US$ 2 million of the issue launched in November 1994. On December 18, 2003, the Company called those negotiable obligations; therefore, the outstanding amount under such issue as of December 31, 2003 is US$ 79 million.

Exchange of Negotiable Obligations

13.1 On May 20, 2002 the Board of Directors decided to launch an offer to exchange the full amount of the issue made in July 1999 for a principal amount of US$100 million due July 1, 2002, hereinafter the “2002 Notes”.

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

13.2 On May 19, 2003, the Company’s Board of Directors approved an offer to exchange outstanding negotiable obligations issued by the Company and by COINTEL for new negotiable obligations issued by the Company plus a cash payment :

a) Offer to Exchange the Company’s Negotiable Obligations

The Company’s negotiable obligations included in the exchange offer are those issued in November 1994 for a principal amount of US$ 300 million due in November 2004 and those issued in May 1998 for a remaining principal amount of US$ 368.5 million due in May 2008.

The holders who validly tendered their notes accounted for 73% of the total amount of the notes issued in November 1994 and 66% of the residual amount outstanding of notes issued in May 1998. Therefore, on August 7, 2003, the Company issued new notes for a total amount of US$ 189.7 million due in November 2007 at a nominal interest rate of 11.875% per annum, and US$ 220 million due in November 2010 at a nominal interest rate of 9.125% per annum, respectively, and the Company paid US$ 52.1 million in cash. Additionally the Company paid US$ 12.5 million as interest accrued to that date.

b) Offer to Exchange COINTEL’s Negotiable Obligations

COINTEL’s negotiable obligations as included in the exchange offer are COINTEL’s Series A notes issued in July 1997 for US$ 225 million and Series B notes for $ 175 million, which accrue interest at an annual nominal rate of 8.85% and 10.375% respectively.

On August 7, 2003, the Company issued negotiable obligations for US$ 148.1 million due in August 2011, at an annual nominal interest rate of 8.85% and paid in cash the amount of US$ 24 million and $4.6 million (plus US$ 0.2 million and $0.1 million as interest accrued to that date) in exchange for COINTEL’s negotiable obligations (Series A and Series B). In addition, the Company issued $0.1 million of negotiable obligations at 10.375% peso denominated notes due in August 2011 which on August 1, 2004 will be converted into U.S. dollars and will start to accrue interest at an annual nominal rate of 8.85% for COINTEL’s Class B notes. Additionally, as described in note 14, the Company transferred COINTEL’s notes which were acquired in this exchange offer to TISA in exchange for an equivalent reduction in TASA’s short-term financial debt to TISA.

The shareholders’ meeting held on June 26, 2003 approved the issuance of the new negotiable obligations under the scope of the above exchange offers.

The shareholders’ meeting held on December 19, 2003 approved a global program of simple negotiable obligations not convertible into shares, denominated in pesos or in any other currency, with ordinary guarantees, in various series and/or successive tranches, either cumulative or non-cumulative, for a maximum outstanding amount of 1.5 billion pesos or its equivalent amount in other currencies, and delegated to the Board of Directors the power to set the remaining issue conditions and to decide to request or not authorization to quote with the CNV and/or other foreign exchange markets.

14. FINANCING

The Company has followed a financing policy that has combined the use of internally generated funds with the use of third-parties and majority shareholder financing. As of December 31, 2003, Telefónica’s current assets are lower than current liabilities in 1,853 million pesos, the latter including approximately 62% (US$ 538 million) of debt owed to the Company’s indirect controlling company.

The Company’s general financing policy is to cover future fund needs to continue its investment plan and repay short and long-term debt mainly with funds generated by the operations plus, if possible depending on the evolution of the economic situation and current economic policies, bank loans and access to capital markets. Alternatively, it would request for long-term refinancing of its payables.

However, owing to the macroeconomic situation described in note 2.6 as of the date of issuance of these financial statements, third parties’ credit lines are not available in amounts sufficient to enable the Company, together with internally generated funds, to meet current debt obligations. Furthermore, it is not possible to determine whether this situation will change favorably in the short term.

As of December 31, 2003, Telefónica has financial and banking debt of 4,420 million pesos, of which 2,482 million are classified as non-current in the balance sheet and relate to agreements that provide for immediate settlement, after the implementation of certain steps, of the amounts outstanding in the event of default of other obligations.

Since early December 2001, Argentine authorities implemented a number of monetary and currency exchange control measures that mainly included restrictions on the withdrawal of funds deposited with banks and tight restrictions for making transfers abroad, with the exception of those related to foreign trade and other authorized transactions, most of which have been eliminated as of the date of these financial statements (see note 2.6).

On the other hand, TESA (TISA’s parent company) has advised the Company that, as of the date of issuance of these financial statements, it was still evaluating the Argentine macroeconomic context and analyzing financing alternatives for the Company, including the possibility of refinancing or not over long-term its current loans to the Company and, if necessary, providing additional financing.

Consequently, the Company’s ability to meet its short term liabilities will depend on the indirect controlling company’s continued refinancing of the loan granted to the Company, or the obtainment of other financing from related or unrelated parties, which, to date, is not available in sufficient amounts.

Should no financing alternatives be available to the Company or should the Company not succeed in obtaining refinancing, the Company would not have sufficient funds available to meet its current liabilities (including those disclosed as current on the balance sheet as of December 31, 2003 and such liabilities that would turn into current payables if creditors claimed a default) payable to local and foreign creditors.

Although the Company will continue to make its best efforts to obtain such financing, which up to date have had favorable results through the obtainment of waivers from creditors, the exchange of long-term debt (see note 13) and short-term refinancing, as of the date of issuance of these financial statements it is not possible to assure what the result of such negotiations will be and, consequently, that the Company will be able to settle its current liabilities in the normal course of business and maintain its normal operations.

•	Long-term bank financing

The Company has borrowed funds from major financial institutions in an amount equivalent to 314 million pesos as of December 31, 2003. These funds have been borrowed under terms and conditions customary in these kinds of transactions, which generally refer to the commitment not to encumber or grant security interests on its assets or on present or future revenues, other than certain permitted encumbrances or unless certain predetermined conditions are met.

Additionally, the Company uses other long-term bank credit lines to finance imports from different commercial banks.

•	Other financing – Related Parties

As of December 31, 2003, Telefónica and its controlled company owed, approximately 1,576 million pesos (about US$ 538 million) to related parties, which mature between January and August, 2004 and accrues interest at one-month LIBOR plus 8% per annum (see note 16.3). These agreements established the usual commitments for these kind of transactions, as well as clauses that establish that the creditor may accelerate the terms of the Company’s payables (“events of anticipated maturity”) if there are changes in the Company’s equity, economic and financial situation that due to their adverse nature may affect the Company’s capacity to comply with the obligations assumed in the agreements or if there are restrictions that may limit the capacity of the Company to repay its debts.

The related party creditors have advised the Company that until September 20, 2004,: (i) the effects of the Public Emergency Law implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, in force shall not be considered by the creditors as an event of anticipated maturity; and (ii) the creditors shall not consider that, as of such date, loans have become immediately due and payable in accordance with the agreements.

The loan agreements currently in effect additionally contain acceleration clauses that would be triggered in the event of certain court or out-of-court procedures being initiated in connection with claims exceeding a certain percentage of the shareholders’ equity of the Company or one of its significant subsidiaries. The Company has obtained a waiver in respect of procedures of this nature that were pending against the Company as of February 10, 2004, subject to a condition that no other debt be accelerated on similar grounds.

On May 20, 2003, the Company and TISA entered into an agreement whereby the former immediately assigned to TISA the title to and all credit rights arising from COINTEL’s negotiable obligations acquired by the Company under the Offer to Exchange TASA-COINTEL’s negotiable obligations upon consummation of the Offer to Exchange COINTEL’s notes for the Company’s new notes as described in note 13.b) (“Offer to Exchange TASA-COINTEL”), with the notes being immediately and unconditionally accepted by TISA. Simultaneously with the assignment of credits mentioned above, the Company settled a portion of the Company’s financial debt (principal) to TISA as of that date for an amount equal to: i) the amount of the nominal value of COINTEL’s negotiable obligations denominated in U.S. dollars and acquired by the Company; plus (ii) the amount of the nominal value of COINTEL’s notes denominated in pesos acquired by the Company, converted to U.S. dollars at an exchange rate of US$ 1 = $ 3.31; plus (iii) an amount in U.S. dollars equal to the amount paid by the Company to the holders of COINTEL’s notes as interest accrued and unpaid to August 7, 2003. For that purpose, in the case of interest on COINTEL’s negotiable obligations denominated in pesos the exchange rate applied was that prevailing at the date of consummation of the Offer to Exchange TASA- COINTEL’s notes. In addition, the Company paid the interest accrued and unpaid in cash to TISA under the principal debt to TISA settled by the Company as described above.

Pursuant to the exchange transaction described in note 13.b), in August 2003 the Company assigned as principal at maturity plus unpaid accrued interest paid by the Company, an amount equivalent to US$ 174 million of COINTEL’s negotiable obligations (Series A and B) to TISA thereby reducing financial debt of the Company with TISA in an equivalent amount.

15. PATRIOTIC BOND AND TAX CREDIT CERTIFICATES

15.1 PATRIOTIC BOND

In May 2001, under the scope of Decree No. 424 from the National Executive Power dated April 10, 2001, Joint Resolution No. 63/01 (Treasury Secretary) and 23/01 (Finance Secretary), as supplemented, the

Company executed a Patriotic Bond subscription commitment (bond issued by the Argentine Government) for a total amount of US$ 30 million, which was completely paid in that month. This bond is denominated in U.S. dollars, is made out to bearer, and is negotiable in local and foreign stock markets. It will be amortized in 5 equal and successive quarterly installments payable from May 11, 2003 through May 11, 2004. It accrues interest equivalent to the average obtained from the 30 days immediately preceding each monthly interest period (including the first day of each period) of the BCRA survey for fixed-term deposits in private banks with a term from 30 to 35 days and higher than US$ 1 million, plus an annual 4.95%, payable on a monthly basis past the due date. Issuance clauses allow using this security to pay federal taxes in the event that amortization and /or interest are not paid by the provided due dates. Since the Federal Government has not paid off since January 2002 the related interest on such bond, the Company applied such interest against taxes until the suspension described below. As of December 31, 2003 this bond has been disclosed under “Other receivables” in view of the use intended to be made of it.

Under Decree No. 1,657/02, the National Executive Power arranged to suspend from September 6, 2002 the payment of national tax liabilities with public debt securities, one of which is the Patriotic Bond. Subsequently, Decree No. 2,243/02, established an 80 million pesos quota for the application of tax credits originated in the interest coupons related to the public debt securities previously mentioned. In allotting this quota, the Treasury Secretary implemented monthly tenders in which the holders of the above-mentioned securities could file bids to the Treasury Secretary for cancellation of national tax liabilities. Under that regime, the Treasury Secretary was in charge to allot the quota among such bids that proposed the largest amount of pesos until completing the referred quota. Through Decree No. 1,264/03 published by the Official Bulletin on May 22, 2003, the principal coupons corresponding to such bonds were included in the regime established by Decree No. 2,243/02. As concerns overdue and unpaid outstanding principal coupons, the Company adopted the same policy as with interest coupons, by including them in the above mentioned tender and quota mechanism.

However, the tender regime described above has been suspended as from October 2003, as a result of Resolutions Nos. 134, 165 and 186 by the Treasury Secretary. The last resolution mentioned above established the suspension of the tender regime for a term of 60 days counted as from the date of the publication in the Official Bulletin on November 26, 2003. Pursuant to the above mentioned Resolution, N° 186, in effect until January 28, 2004, the Company could no longer apply principal or interest coupons against taxes payables as from October 2003.

The Company has valued and disclosed its holding of the Patriotic Bond taking into account the events mentioned in the previous paragraph and considering that the Argentine Government has included it on the listing of bonds eligible for sovereign debt restructuring (see note 2.4.c).

15.2 TAX CREDIT CERTIFICATES

During August 2001 and under the legal framework of Decree No. 979/01, the Company signed a TCC subscription agreement for a total amount of US$15 million, which was fully paid. Under the provisions of Decrees No. 410/02 and No. 471/02, as from February 3, 2002, these certificates, originally denominated in U.S. dollars, were converted into pesos at the $1.40 = US$1 exchange rate (increasing the amount of the subscription to 21 million pesos), the CER being effective as from that date (the mentioned benchmark amounts to 46% as of December 31, 2003). Such book entry certificates accrue interest at a maximum annual nominal rate of 2% (as from February 3, 2002, under Decree No. 471/02) on the original nominal value balances and may be compensated at their technical value (principal plus interests) against VAT or income tax or any other substituting or replacing tax, both for payment of tax returns and for prepayments. Such tax obligations may be honored by compensating 25% of the total of such certificates upon each expiration date as from January 1, 2003, July 1, 2003, January 1, 2004 and July 1, 2004. Those TCC not totally or partially used in the manner foreseen above may be applied, after 1 year has elapsed from each of such dates, to settle other tax liabilities payable to the AFIP, whether own or third parties’. After expiration of 90 days after each of the dates mentioned above and until December 31, 2006, any unused tax credit certificate will be freely transferable, whether fully or partially. The Federal Government may redeem, fully or partially, any unused amount of the TCC after June 30, 2005, at their technical value as of the prepayment date. Otherwise, any unused balance of the TCC as of December 31, 2006, will be prepaid by the Federal Government at their technical value as of that date.

The procedure for application of tax credit certificates issued under Decree No. 979/01 was published in the Official Bulletin and came into effect on January 23, 2003, through Resolution No. 38/2003 of the Ministry of Economy.

The tax authorities have regulated the above measure mentioned by issuing Resolution No. 1,433/03 published in the Official Bulletin on February 4, 2003. This resolution regulates the requirements, formalities and conditions to be met to use TCC to settle tax liabilities.

In conformity with such regime, in February 2003, August 2003 and February 2004, the Company settled tax liabilities by applying the total amount of tax credit certificates corresponding to the first, second and third installment.

16. PARENT COMPANY AND COMPANIES RELATED TO THE PARENT COMPANY

16.1. COINTEL

COINTEL is the controlling shareholder of the Company, as it holds approximately 64.8% of the capital stock as of December 31, 2003. COINTEL, therefore, has the votes required to prevail in shareholders’ meetings. COINTEL owns class A shares representing 62.5% and 40.2 million class B shares representing 2.3%.

In addition, on December 15, 2000, TESA acquired the majority interest of the capital stock of COINTEL. Consequently, TESA indirectly controls 98% of the voting rights of the Company’s outstanding shares.

On May 28, 2001 the National Executive Power issued Decree No. 677/01 which provides that any minority shareholder (that verifies the tenancy of stock as of the date of the decree) may demand that TESA make a purchase offer to the Company’s minority shareholders, in which case, the controlling shareholder could make an acquisition statement of the Company’s capital stock owned by third parties or make a tender offer of such company’s shares. Such acquisition offers or statements may be carried out by providing an exchange option for controlling shareholders’ listed shares. Should any of the above mentioned transactions be conducted, once the acquisition has been completed and the procedure established has been met, the Company would be automatically left outside the share public trading and listing system. However, the Company’s negotiable obligations would still remain inside such system.

In 1997, some of the common shareholders of COINTEL, who, as of the date of issuance of the financial statements, owned an 83.36% equity interest in COINTEL executed an agreement to regulate certain corporate decisions such as the dividend policy or preferential rights held by some of them (members of the consortium, as defined in the Transfer Contract, and its affiliates) to provide goods and services under terms equal or more favorable than those offered by third parties. The Company made certain transactions with COINTEL shareholders and companies related thereto including the services rendered by TESA (the “operator”) and those rendered by third parties related to the shareholders of COINTEL (see note 16.3).

16.2. COMMITMENTS RELATED TO TCP S.A.

In July 1999, the Company provided to the Argentine Government for the benefit to TCP S.A. performance guarantees under the PCS licenses obligations in the amounts of US$22.5 million individually and $45 million jointly with Telecom S.A. until December 31, 2001. As informed by TCP S.A., the duties arising from its PCS licenses have been complied with. As of the date of issuance of these financial statements, the CNC has not completed the technical audit related to the performance guarantees mentioned above. The outstanding performance guarantees denominated in foreign currency have been converted into pesos.

16.3. OUTSTANDING BALANCES AND TRANSACTIONS WITH PARENT COMPANY AND RELATED COMPANIES (restated as described in note 2.2)

During the fiscal years ended December 31, 2003, 2002, 2001 and September 30, 2001, the following transactions were made with the controlling shareholder of the Company and companies related to the parent:

	December 31, 2003	December 31, 2002	December 31, 2001	September 30, 2001
Management Fee
Telefónica S.A. - Sucursal Argentina	86	126	44	271
Net income (loss) from goods and services
TCP S.A.	101	116	45	157
TDA S.A.	38	32	10	16
Atento Argentina S.A. (“Atento S.A.”)	(11)	(13)	(7)	(22)
Telefónica Ingeniería de Seguridad S.A.	(4)	(4)	(2)	(7)
Telefónica Data USA	(1)	(3)	—	—
Telefónica S.A. – Sucursal Argentina	(7)	—	—	(24)
Pléyade Argentina S.A.	1	—	—	—
Telefónica del Brasil S.A.	1	—	—	—
Telefónica Procesos y Tecnología de la Información S.A.	(3)	(1)	—	—
Telefónica Investigación y Desarrollo S.A.	(2)	(1)	(2)	—
Emergia Argentina S.A. (“Emergia S.A.”)	5	5	—	—
Emergia Uruguay S.A.	2	—	—	—
Adquira Argentina S.A. (“Adquira S.A.”)	(2)	—	—
C.P.T. Telefónica Perú S.A.	(1)	(7)	(2)	(7)
Telefónica S.A. (“TESA”)	(2)	(6)	—	(4)
Televisión Federal S.A.	(4)	(1)	(2)	(13)
CTC Mundo S.A.	(2)	2
Terra Network Argentina S.A.	(1)	(1)	(2)	(2)
Telefónica Sistemas S.A.		(1)	—	3
Telefónica Gestión de Servicios Compartidos S.A.	—	—	(3)	—
Cablevisión S.A.	—	—	—	(5)
Amper S.A.	—	—	—	(1)
Intelsat Ltd.	—	—	(1)	(16)
TLD Puerto Rico S.A.	—	—	—	(3)
Banco República S.A.	—	—	(3)	(11)

	108	117	31	61
Net financial charges
TISA	(210)	(314)	(15)	(46)
TCP S.A.	—	2	—	—
Telefónica Holding de Argentina S.A.	—	1	—	—
Compañía Internacional de Telecomunicaciones S.A. (“COINTEL”)	—	2	—	—
Telefónica de España S.A.	—	—	(7)	(7)
Banco República S.A.	—	—	—	(2)
Atento S.A.	1	—	—	—

	(209)	(309)	(22)	(55)
Purchases of good and services
Telefónica Ingeniería de Seguridad S.A.	—	—	1	—
Telefónica Procesos y Tecnología de la Información S.A.	—	25	11	—
Telefónica Sistemas de Información S.A.	—	—	1	—
Telefónica Sistemas S.A.	—	—	—	2
TDA S.A.	7	—	5	9

	7	25	18	11

As of April 30, 2001 and December 31, 2001 Cablevisión S.A. and Banco República, respectively, are not longer companies related to the Company.

Balances of Telefónica and Telinver with the Operator (TESA) and other COINTEL shareholders and related companies as of December 31, 2003 and 2002 are:

	December 31, 2003	December 31, 2002
ASSETS
Trade receivables
CTC Mundo S.A.	3	6
Emergia Argentina S.A.	1	5
Katalyx Argentina S.A.	1	—
Atlántida Comunicaciones S.A. (“ATCO”)	—	1
Adquira S.A.	1	—
C.P.T. Telefónica Perú	1	—
Emergia Uruguay S.A.	1	—

Total Trade receivables	8	12
Other receivables
TCP S.A.	—	4
TDA S.A.	40	27
COINTEL	—	3
Telefónica Gestión de Servicios Compartidos S.A. (“T-Gestiona S.A.”)	4	5
TYSSA S.A.	—	1
Adquira S.A.	—	1
Telefónica Media Argentina S.A. (“Temarsa S.A.”)	2	—
Atento S.A.	7	4

Total Other receivables	53	45
TOTAL ASSETS	61	57

	December 31, 2003	December 31, 2002
LIABILITIES
Trade Payables
TESA	3	4
Telefónica S.A. – Sucursal Argentina (1)	76	76
Emergia S.A.	68	70
Telefónica Procesos y Tecnología de la Información	4	27
Emergia Uruguay S.A.	—	11
Telefónica Servicios Audiovisuales	1	1
C.P.T. Telefónica Perú	1	4
Televisión Federal S.A.	1	—
Telefónica Investigación y Desarrollo S.A.	5	1

Total Trade Payables	159	194
Bank and Financial Liabilities
TISA (2)	1,576	3,020

Total Bank and Financial Liabilities	1,576	3,020
Other Payables
TESA	10	9
TCP S.A.	13	—
Telefónica S.A. - Sucursal Argentina	2	—
Atento S.A.	—	1

Total Other Payables	25	10
TOTAL LIABILITIES	1,760	3,224

(1)	Includes 76 million and 74 million pesos as of December 31, 2003 and 2002, respectively, corresponding to liabilities by management fee.

(2)	See note 14.

17. RULES GOVERNING THE PROVISION OF BASIC TELEPHONE AND OTHER SERVICES

As from March 1992 and in compliance with its specific functions, the CNC, formerly known as National Telecommunications Commission (“CNT”), and the S.C. have regulated certain aspects related to the basic and international telephone services such as the procedure to make claims, contracting billing and service quality, some of which have been the object of appeals by the Company.

Under Resolution No. 983/2002, the CNC imposed a penalty on the Company consisting of a fine of 680,000 pesos for alleged breach of the General Basic Telephone Service Regulations (“GBTSR”), and further imposed on it several other related obligations on the Company, mainly related to the restitution of those services affected by stolen cables. The referred penalty was appealed by the Company. In the opinion of the Company’s Management and its legal counsel, the referred breach lacks of legal grounds for the sanction to succeed, as: a) the theft of cables is an event of force majeure that releases the Company from liability; b) the Company had reinstated more than 90% of the services affected by theft; c) there were sufficient public telephones installed and in operation in the affected areas so as to warrant effective service supply, and certain steps had been taken with the security forces so as to safeguard the integrity of the cables; d) the Company was reimbursing customers for non-service days and had timely answered each of the CNC’s requests for information.

In the context of the transition to competition in telecommunications, the National Executive Power and the S.C. have issued the following resolutions:

•	National Executive Power Decree No. 764/00, which approved the Rules for granting of Licenses for Telecommunications Services, the Rules for Interconnection and the Rules for Management and Control of Radioelectric Spectrum, that constitute the current regulatory framework applicable to the Company (see note 1.1.).

•	Decree No. 764/00 repealed, among others, Resolutions No. 18,971/99 and No. 16,200/99 and approved the new Universal Service rules and regulations to promote the access to telecommunications services by customers either located in high-cost access or maintenance areas, or with physical limitations or special social needs. Such rules and regulations effective from January 1, 2001, establish that the deficit for the provision of these services by the Company will be through a “Universal Service Fund”, to be financed by all telecommunications providers (including the Company) through the payment of 1% of total revenues for telecommunications services. As of the date of these financial statements, the S.C. has not yet ruled on the mechanism by which the Company should recover the cost incurred for rendering these services.

•	The S.C. issued Resolution No. 18,927/99, establishing, once the transition to competition in telecommunications ended, the deregulation in the provision of goods, services and works required by the licensees of Basic Telephone services.

Pursuant to Resolution No. 75/2003 published in the Official Bulletin on February 6, 2003, the Ministry of Economy introduced amendments to the “Long Distance Dialing Carrier Selection Rules” approved by Resolution No. 613/2001 of the then Ministry of Housing and Infrastructure. Mobile and fixed operators must have the Dialing Carrier Selection system available within 120 calendar days following the publication of such resolution in the Official Bulletin. To date, not a single carrier has requested this service. (See note 11.1.)

18. EXECUTIVE INCENTIVE PROGRAM AND STOCK PURCHASE

On August 9, 2000, the Company decided to approve an incentive program (the “TOP” Program) initiated following a framework plan designed by TESA for certain TESA group executives, consisting of granting stock options of TESA (the indirect controlling shareholders of the Company) to 17 of the Company’s top executives who are bound to hold them for the Program term. During May 2001, each executive signed the incentive program agreement and bought a predetermined number of TESA shares at market price to assign them to the Program. The executives were granted a number of TESA stock options at a given strike price, adjusted for dilution, currently equivalent to 13.9420 euro per share, equal to ten times the number of shares purchased and assigned to the Program, plus a number of TESA stock options at another given strike price, adjusted for dilution, currently equivalent to 20.9106 euro per share, equal to ten times the number of shares purchased and assigned to the Program. The program term was three years during which the options may be exercised no more than three times and the last exercised date of the Program was September 25, 2003. At the end of the program, the eligible shares were 17,481, which involved a total amount of 349,620 options that corresponds to a total of 11 executives of the Company. As the listed value of TESA’s share was lower than strike prices, these options were not exercised. The total cost of the program for the Company is 2.4 million euro, based on the market value of the options on the grant date. This amount was recognized as expenses on a straight-line basis over the term of the program, in “Salaries and Social security taxes” in note 22.h).

- TESA approved a program whereby all Company employees who chose to participate acquired a number of TESA shares, which number was based on their annual compensation, for the equivalent of 5 euro per share. In addition, TESA granted the participants 26 stock options for every TESA share purchased at a strike price of 5 euro per option. The actual number of options eligible for exercise depends on the appreciation, if any, of the stock price of TESA over the reference value established at 20.50 euros, (originally 24.50 euros). The program term is four years and participating employees may exercise the options granted on three different occasions during such four-year term.

The benefits under this program are contingent on the participants continued employment with the Telefónica group, i.e. they may not unilaterally and voluntarily terminate their employment with the group before the exercise date without losing the benefits under the program. Since the above benefits are granted by TESA directly, this program does not involve any expenditure to the Company. The options under the program corresponding to Telefónica and Telinver’s personnel as of December 31, 2003 and 2002 total 2,504,580 and 2,679,820 respectively, involving a total amount of shares of 96,330 and 103,070 as of those dates.

19. RESTRICTED ASSETS

Pledged shares of INTELSAT

Under the agreement signed between the Company and Intelsat U.K., a company registered under the laws of England, the common shares held by the Company in Intelsat have been pledged as collateral for the payment of the obligations arising in relation to segment capacity utilized. The Company retains its voting and dividend rights on such shares as long as the Company does not incur in any event of default.

In the opinion of the Company’s Management, the above mentioned restriction will not have a significant effect on the Company’s operations.

20. BUSINESS SEGMENT INFORMATION

On the basis of the nature, production process, distribution method and differential regulations, for the purpose of the information requested by Professional Accounting Principles, the Company has identified two reportable segments: i) related to the Company’s telecommunications activities, regulated by the S.C. and the CNC, and derived from the use of the network and related equipment: the supply of telecommunications services segment, which includes Telefónica’s operations and ii) the publication of telephone directories (Yellow Pages) and operations segment included in Telinver’s operations.

	Basic Telephony Services		Yellow Pages Services	Consolidation Adjustments / Reclassifications (1)	Total
December 31, 2003
Net revenues to unaffiliated customers	2,683		67	—	2,750
Net intersegment revenues	12		1	(13)	—

Total Net Revenues	2,695		68	(13)	2,750
Net Income	394		11	—	405
Depreciation and Amortization on fixed and intangible assets	1,304		5	—	1,309
Investment on Fixed and Intangible Assets	205		—	—	205
Total Assets	8,209		111	(7)	8,313
Total Liabilities	5,397	(2)	145	(7)	5,535
Investments in equity method investees	2		—	—	2

(1)	Corresponding to elimination of intersegment balances and operations.

(2)	Net of the liabilities related to the Telefónica’s investment in Telinver.

21. DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND U.S. GAAP

a) Accounting principles followed by the Company

The consolidated financial statements have been prepared in accordance with Argentine GAAP (except for the matter mentioned in note 2.2), which differ from generally accepted accounting principles of the countries of the users of the financial statements.

Differences between generally accepted accounting principles followed by the Company (see note 2.3 and 2.4) and generally accepted accounting principles in the United States (“U.S. GAAP”) and their effect on net income /loss and on shareholders’ equity are set forth in b) and c) below.

b) Description of differences between Argentine and U.S. GAAP.

1. Restatement of financial statements for general price-level changes

According to currently effective Argentine GAAP, inflation adjustment mechanism is to be applied if certain conditions, to be assessed by the CPCECABA, are met.

In August 1995, according to the then effective requirements of Argentine GAAP, the method of restatement of amounts into constant pesos had been discontinued, due to the low levels of inflation at that time. However, from January 2002 and until February 28, 2003, the increase in the consumer price index and in the wholesale price index increased 43.6% and 119.7%, respectively, and therefore, inflation accounting was reinstated under Argentine GAAP as from January 1, 2002 (see note 2.2). Also, under Argentine GAAP, the period August 1995 through December 2001 is considered to be a “stability period”, because of the low level of increase in general prices during that period. Accordingly, the financial statements have not been restated for the effects of inflation during such period.

As described in note 2.2, the National Executive Power repealed the provisions related to inflation adjustments; therefore, the CNV under Resolution N° 441/03 set forth that as from March 31, 2003 the restatement of financial statements in constant currency should be discontinued. The Company has followed the provisions of the CNV and prepared the financial statements recognizing the effects of inflation until February 28, 2003 (see note 2.2). On December 2003, the CPCECABA discontinued the application of the restatement for inflation as from October 2003. Net income and a summary of condensed consolidated balance sheet for the fiscal year ended December 31, 2003 as if restatement of inflation would have been applied for the period March through September 30, 2003 is included in note 2.2.

In accordance with generally accepted accounting principles applied by the Telefónica Group for purposes of the group’s consolidated financial statements, Argentina did not meet the definition of a highly inflationary economy in 2002 and 2003. So, Telefónica, S.A. incorporates, for consolidation purposes, our balances without computing any inflation adjustments for the inflation experienced during 2002 and 2003. Consistent with our ultimate parent company’s policies, and for our own US GAAP reconciliation, we have elected not to use the alternative of maintaining the 2002 and 2003 inflation adjustment that the Securities and Exchange Commission provides for countries such as Argentina where local GAAP requires price-level adjustments. Therefore, we have included in our U.S. GAAP reconciliation an adjustment eliminating the effects of the restatement for inflation computed in the accompanying financial statements filed with the CNV for inflation during the fiscal years ended December 31, 2002 and for the period January – February 2003 (see c).

2. Restatement of financial statements for comparative purposes

Under Argentine GAAP, amounts corresponding to prior fiscal years that are presented for comparative purposes are also restated for the inflation of the current year so as to allow for comparisons in constant Argentine pesos as described in note 2.2.

For US GAAP, amounts for prior fiscal years have been adjusted to eliminate such restatement and are presented in nominal pesos (see c).

3. Capitalized interest

Under Argentine GAAP, interest expense incurred on liabilities specifically identifiable to construction in progress is capitalized. For the portion of construction in progress not financed by specific liabilities, the Company assumes such expenditures are financed by any remaining liabilities (both interest and non-interest bearing) and shareholder’s equity.

Under US GAAP, interest expense incurred on liabilities specifically identifiable to construction in progress is capitalized. For the portion of construction in progress not financed by specific liabilities, the capitalization rate applied to such excess is the weighted average of the rates applicable to other borrowings of the Company (see c).

4. Inventories

Under Argentine GAAP, inventory is stated at the lower of either replacement/reproduction cost or estimated realizable value. Under U.S. GAAP, inventory is stated at the lower of cost or market. The Company determines cost principally on an average cost basis.

5. Income tax and tax on minimum presumed income

Under Argentine GAAP, the Company records income tax by application of the deferred method, in accordance with the provisions of RT No. 17, as described in note 2.4.k).

Deferred tax assets result mainly from the temporary differences arising from allowances and financial charges that are not yet deductible for tax purposes and from tax loss carryforwards. Deferred tax liabilities result mainly from temporary differences in the valuation of fixed assets for accounting and tax purposes basically due to different depreciation criteria and to the treatment of capitalized interest.

Under US GAAP, the Company records income taxes using the method required by Statement of Financial Accounting Standards (“SFAS”) No. 109 “Accounting for Income Taxes”. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. SFAS 109 requires companies to record a valuation allowance for that component of net deferred tax assets, including tax credits arising from minimum presumed income tax (together “tax assets”), which does not meet the “more likely than not” criterion for realization, based on the assessment of evidence established in US GAAP rules. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date (see c).

In assessing the realizability of tax assets, management considers whether it is more likely than not that some portion or all of the tax assets will not be realized. The ultimate realization of tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers all available evidence, both positive and negative including the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning in making these assessments. In accordance with SFAS 109, the Company is required to continuously evaluate the recoverability of tax assets. Considering the uncertainty related to the outcome of the tariff renegotiation (see note 11.1.) and the other variables affecting taxable income, the Company has established a full valuation allowance against its net deferred tax assets under US GAAP in accordance with the provisions of SFAS 109.

6. Regulation

Telefónica provides telephone services in Argentina and therefore is subject to the regulatory control. Rates for services are tariff regulated. Although changes in rates for services are to be authorized and computed based on applicable regulations (see note 11.), there is no fixed rate of return. Accordingly, the requirements of U.S. GAAP related to a business whose rates are regulated on the basis of its actual costs are not applicable to these consolidated financial statements.

7. Comprehensive Income

The Company has not reported separately comprehensive income because there are no material differences between its net income and comprehensive income as defined by SFAS 130. The cumulative effect as of the beginning of the fiscal year ended September 30, 2001 of the initial application of SFAS 133, was not material (see point 9 below).

8. Revenue Recognition

Under Argentine GAAP, the Company accounts for installation revenue and related costs at the installation date. For US GAAP, SEC Staff Accounting Bulletin (SAB) 101 “Revenue recognition in Financial Statements” requires that i) installation revenues are not included in income of the period when the installation takes place but are deferred and amortized during the period representing the possible duration of the relationship with the customer, and ii) related costs are not charged to expense but capitalized and depreciated in a similar period.

The adoption of SAB 101 as from October 1, 2000 resulted in the recording of the cumulative effect of unamortized deferred revenues, net of capitalized costs after accumulated depreciation and deferred income tax effects, as a deduction from Net income during the year ended September 30, 2001, the year of adoption (see c).

9. Accounting for Derivative Instruments and Hedging Activities

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

Under Argentine GAAP, the Company applies RT N° 20 issued by the FACPCE which provides for fair value valuation of derivative instruments as from January 1, 2003. See notes 2.3 and 2.4.j).

10. Accounting for stock option plan

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

Any adjustment to income resulting under US GAAP would not have had any net impact on total shareholders’ equity because the charges involved would be treated as additional paid-in capital from the principal shareholder (see c).

Telefónica, S.A. advised the Company that, as the actual number of options eligible for exercise varies depending on the appreciation, if any, of the stock price of TESA over the reference value, it was not feasible to estimate at December 31, 2003 the quantities of shares that are likely to vest in the future. Additionally, as of all balance sheet dates reported, such options had no intrinsic value. Accordingly, the application of the provisions of APB 25 mentioned in b) above did not result in any U.S. GAAP adjustment to net income for the fiscal year ended December 31, 2003 and 2002, the three-month fiscal year ended December 31, 2001 and the fiscal year ended September 30, 2001.

Had compensation expense for options granted under the TIES Program been determined based on fair value at the grant dates in accordance with SFAS No. 123, the Company would not have recorded any compensation expense for the same reasons indicated above.

The weighted average fair value per 26 options granted was 0.50 euros per share as of December 31, 2003.

11. Debt Refinancing Costs

Under Argentine GAAP, material costs associated with the issuance of debt are deferred and charged to expense on a straight-line basis during the duration of the loan considering outstanding principal balances in the case of partially settled or restructured debt. However, US GAAP EITF 96-19 specifies (see note 13.1) that if new debt is issued in exchange for old debt, and the new debt is not deemed to have substantially different terms than the old debt, any costs incurred with third parties directly related to the exchange are expensed as incurred, and SFAS 15 specifies that if new debt is issued in exchanges for old debt in a “troubled debt restructuring”, any costs incurred with third parties directly related to the exchange are expensed as incurred and expenses related to outstanding principal balances are charged to expenses based on new terms of debt (see note 13.2.a.) (see c).

12. Capitalized exchange difference

Under Argentine GAAP, when construction of work in progress extends over time, its value includes the cost of financing (interest and foreign exchange difference) the investment by third parties during the construction period until such time as the asset is ready to be used for an economic purpose.

Under US GAAP, foreign exchange differences are expensed as incurred (see c).

13. Devaluation effect

Under Argentine GAAP, the effects of the devaluation of Argentine peso on the valuation in Argentine pesos of the assets and liabilities were recognized in the fiscal year ended December 31, 2002.

Under US GAAP, the exchange rate effective as of the date of reopening of the exchange market (January 11, 2002 (see note 2.6)) was used for the valuation in Argentine pesos of foreign currency assets and liabilities as of December 31, 2001 (see c).

14. Accounting measurement of certain receivables and payables at their discounted value

Under Argentine GAAP certain assets and liabilities are to be measured in currency based on the calculation of their discounted value. As of December 31, 2003 minimum presumed income tax credits have been valued following this criterion. Under U.S. GAAP tax credits are recorded at the amount effectively paid (see 5 above).

15. Intangible assets

Under Argentine GAAP, organization, advertising and/or preoperating expenses may be deferred and charged to income against future revenues. Under U.S. GAAP, these costs must be expensed as incurred (see c).

Goodwill recorded by into the Company in connection with the corporate reorganization mentioned in note 1.2. related to the data transmission business, including the authorizations to use the “B” Band therein mentioned, are considered under Argentine GAAP as a license and amortized by the straight-line method. Under U.S. GAAP, this item would be presented as a finite life intangible asset (license) and amortized by the straight-line method.

16. Exchange offer transaction

As described in notes 13 and 14, the Company exchanged new notes of the Company for outstanding Cointel notes. Pursuant to an agreement with TISA, the Cointel notes were simultaneously transferred to TISA in exchange for a reduction in the Company’s debt with TISA.

Under Argentine GAAP, the issuance of the new Company notes is to be recorded at the amount of money received and, if the transaction takes place between unrelated parties and the notes are non-interest bearing or the interest rate is much lower than applicable market rates, the notes are recorded at discounted value at market rates. Since, according to a pre-existing agreement, the new Company notes were to be transferred to, and accepted by, TISA at face value for the settlement of an equivalent amount of the Company’s debt with TISA, and the new TASA notes were issued at the same interest rate as the Cointel notes and such interest rate is not considered by the Company to be much lower than market, under Argentine GAAP, the amount for which the exchange of debt was accounted for was equal to face value.

Under U.S. GAAP, the acquisition of the outstanding Cointel notes was accounted for at fair value. The difference between the face value of the new notes issued by the Company and fair value was recorded as a discount on the new TASA notes and will be accreted as an additional interest expense from the issuance date through the maturity date of the new Company notes, using the effective interest rate method. The difference between: i) the book value of the amount of debt owed to TISA that was settled in exchange for the transfer of an equivalent face value amount of Cointel notes, and ii) the fair value of the Cointel notes delivered, was accounted for as a capital contribution by TISA under U.S. GAAP (see c).

17. New accounting pronouncements (U.S. GAAP)

a) Revenue Arrangements with Multiple Deliverables

EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. Specifically, this Issue addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. In applying this Issue, separate contracts with the same entity or related parties that are entered into at or near the same time are presumed to have been negotiated as a package and should, therefore, be evaluated as a single arrangement in considering whether there are one or more units of accounting. That presumption may be overcome if there is sufficient evidence to the contrary. This Issue also addresses how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. The guidance in this Issue is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. In the opinion of the Company’s Management the adoption of this rule has not had an impact on net income or shareholders’ equity as of December 31, 2003.

b) Accounting for Cost Associated with Exit or Disposal Activities

In June 2002, the FASB issued SFAS No.146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) issue No, 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs incurred in a Restructuring)”. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002. In the opinion of the Company’s Management the adoption of this rule has not had an effect on net income or shareholders’ equity.

c) Consolidation of Variable Interest Entities

In December 2003, the FASB issued a revision (“FIN 46R”) to Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (the “Interpretation”). FIN 46R clarifies the application of ARB No. 51 “Consolidated Financial Statements”, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN 46R requires the consolidation of those entities, known as variable interest entities (“VIEs”), by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s residual returns, or both.

Among other changes, the revisions of FIN 46R (a) clarified some requirements of the original FIN 46, which was issued in January 2003, (b) eased some implementation problems, and (c) added new scope exceptions. FIN 46R deferred the effective date of the Interpretation for public companies, to the end of the first reporting period ending after March 15, 2004, except that all public companies must at a minimum apply the provisions of the Interpretation to entities that were previously considered “special – purpose entities” under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ended after December 15, 2003. The Company does not currently have any interests that it believes fall within the scope of FIN 46 or FIN 46R and so anticipates that the adoption of FIN 46 and FIN 46R will have not impact on its financial position, cash flows and results of operations.

d) Amendment of Statement 133 on Derivative Instruments and Hedging Activities

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”, which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities”. The provisions of this statement are effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. In the opinion of the Company’s Management the adoption of this rule has not have an effect on net income or shareholders’ equity.

e) Accounting for Stock -Based Compensation

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—An Amendment of SFAS Statement No. 123”. SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation.

In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. In the opinion of the Company’s Management the adoption of this rule has not had an impact on net income and shareholders’ equity.

f) Employers’ Disclosures about Pensions and Other Postretirement Benefits

In December 2003, the FASB issued SFAS No. 132 Revised 2003, “Employers’ Disclosures about Pensions and Other Postretirement Benefits—an amendment of FASB Statements No. 87, 88, and 106”, which revises employers’ disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by FASB Statements No. 87, “Employers’ Accounting for Pensions, No. 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”, and No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions”. This Statement retains the disclosure requirements contained in FASB Statement No. 132, which it replaces. It requires additional disclosures to those in the original Statement 132 about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. The required information should be provided separately for pension plans and for other postretirement benefit plans. The provisions of this statement are effective for financial statements with fiscal years ending after December 15, 2003.

g) Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity

In April 2003, the FASB issued SFAS No. 150, “Accounting for certain Financial Instruments with Characteristics of Both Liabilities and Equity”. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. Some of the provisions of this Statement are consistent with the current definition of liabilities in FASB Concepts Statement No. 6, Elements of Financial Statements. In the opinion of management, the adoption of this rule has not had effect on net income or shareholders’ equity.

h) Accounting for Asset Retirement Obligations

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change shall be the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of operations. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. In the opinion of our Management the adoption of this rule has not had a material effect on net income or shareholder’s equity.

c) The following is a summary of the adjustments to net income/(loss) and shareholders’ equity that would have been required had U.S. GAAP been applied instead of Argentine GAAP in the accompanying consolidated financial statements (amounts expressed in million of Argentine pesos):

	Dec-31-03 (e)	Dec-31-02 (e)	Dec-31-01 (f)	Sep-30-01 (e)
Net income / (loss) according to the consolidated financial statements, Argentine GAAP in constant pesos	405	(3,411)	(33)	564
Reversal of inflation restatement (see b.2)		23	18	(308)

Net income / (loss) Argentine GAAP (see b.2.) after reversal of inflation restatement			(15)	256
U.S. GAAP adjustments
Increase (decrease) due to:
Reversal of inflation restatement and monetary results (see b.1)	658	(1,353)	—	—
Capitalized interest (a) (d) (see b.3)	(1)	(2)	(1)	(3)
Intangible assets (see b.15)	—	—	—	(3)
Deferred Revenues (see b.8)	22	16	6	(67)
Deferred income tax (see b.5)	(35)	(71)	—	29
Devaluation effect (see b.13)	—	1,400	(1,400)	—
Debt refinancing costs (see b.11)	(4)	(13)	—	—
Capitalized exchange differences (see b.12)	2	(12)	—	—
Effective-rate interest expense (see b.16)	(5)	—	—	—
Compensation Plan (see b.10)	—	—	—	(2)
Other (b)	1	(31)	1	(9)

Net income / (loss) in accordance with U.S. GAAP	1,043	(3,454)	(1,409)	201

	Dec-31-03	Dec-31-02
Shareholders equity according to the consolidated financial statements, Argentine GAAP in constant pesos	2,778	2,410
Reversal of inflation restatement	—	(17)
U.S. GAAP adjustments
Increase (decrease) due to:
Reversal of inflation restatement and monetary results on (see b.1):
—Fixed assets	(3,857)	(4,489)
—Intangible assets	(26)	(35)
—Trade payables	39	39
Capitalized interest (a) (d) (see b.3)	4	5
Deferred income tax and tax credits allowances (c) (see b.5)	(85)	(48)
Deferred Revenues (see b.8)	(23)	(45)
Capitalized exchange differences (see b.12)	(10)	(12)
Debt refinancing costs (see b.11)	(17)	(13)
Settlement of related-party debt (see b.16)	86	—
Other (b)	1	(37)

Shareholders equity in accordance with U.S. GAAP	(1,110)	(2,242)

(a)	In the fiscal year ended December 31, 2003, December 31, 2002, the three-month fiscal year ended December 31, 2001 and the fiscal year ended September 30, 2001 there was no additional gross interest capitalized for U.S. GAAP purposes.

(b)	In 2002, Other includes mainly: i) the adjustment for derivative instruments amounting to a loss of 30 and a reduction in shareholder’s equity of 38 and ii) the adjustment for inventories amounting to a loss of less than 1 and a reduction of 1 of shareholder’s equity.

(c)	The balances as of December 31, 2003 and 2002 are net of a valuation allowance related to deferred tax assets under U.S. GAAP of 15 and 30, respectively, and under Argentine GAAP tax credits of 85 and 48, respectively.

(d)	As of December 31, 2003 and 2002, the original value of the adjustment amounts to 33 and accumulated depreciation amounts to 29 and 28, respectively.

(e)	Twelve-months fiscal year.

(f)	Three-months fiscal year (transition period).

	Dec-31-03	Dec-31-02	Dec-31-01 (4)	Sep-30-01 (2) (5)
Earnings/(loss) per share (1):
Amounts per consolidated financial statements in accordance with Argentine GAAP, in constant pesos (3)	0.23	(1.95)	(0.02)	0.30
Reversal of inflation restatement		0.01	0.01	(0.16)

Net income / (loss) Argentine GAAP after reversal of inflation restatement			(0.01)	0.14
Amounts under U.S. GAAP (3)
Income/(loss) before cumulative effects of changes in accounting principles	0.60	(1.98)	(0.81)	0.15
Cumulative effects of changes in accounting principles	—	—	—	(0.04)
Net earning/(loss) per share	0.60	(1.98)	(0.81)	0.11
Earnings/(loss) per ADS (1):
Amounts per consolidated financial statements in accordance with Argentine GAAP, in constant pesos (3)	2.32	(19.54)	(0.19)	3.00
Reversal of inflation restatement		0.13	0.10	(1.63)

Comparative amounts as per historical financial statements		(19.41)	(0.09)	1.37
Amounts under U.S. GAAP (3)
Income/(loss) before cumulative effects of changes in accounting principles	5.97	(19.78)	(8.07)	1.45
Cumulative effects of changes in accounting principles	—	—	—	(0.38)
Net earning/(loss) per ADS	5.97	(19.78)	(8.07)	1.07

Number of shares subscribed, paid in and outstanding	1,746,052,429	1,746,052,429	1,746,052,429	1,746,052,429

(1)	Diluted earnings per share and ADS is the same as earnings per share, as there are no outstanding options to purchase shares.

(2)	Calculated based on the weighted average number of outstanding shares during the year.

(3)	Amounts expressed in Argentine pesos.

(4)	Three-months fiscal year (transition period).

(5)	Twelve-months fiscal year.

d) Other significant U.S. GAAP disclosure requirements.

The following represent additional financial statements disclosures required under U.S. GAAP.

1) Deferred income tax:

The following table presents the components of the Company’s deferred tax balance (based on a U.S. GAAP balance sheet)

	Dec-31-03	Dec-31-02
Deferred tax assets:
Allowance for doubtful accounts	73	132
Contingencies and other non deductible accruals and reserves	155	82
Income tax loss carryforward and tax credits	1,100	1,356
Deferred Revenues	8	16
Capitalized exchange differences	9	10
Debt refinancing costs	6	5
Foreign exchange loss deductible in future years (a)	162	215
Non deductible interest	—	60
Other	9	20

	1,522	1,896

Valuation allowance	(1,348)	(1,738)

	174	158

	Dec-31-03	Dec-31-02
Deferred tax liabilities:
Differences between tax and book basis of assets	122	135
Capitalized interest	1	2
Tax provision for employee terminations	13	14
Cost associated with the issuance of debt	—	1
Settlement of related party debt	30	—
Other	8	6

	174	158

Net deferred taxes	—	—

	Dec-31-03		Dec-31-02		Dec-31-01		Sep-30-01
Income tax benefit (expense) at the statutory income tax rate in accordance with U.S.GAAP	377		(1,192)		(490)		109
Permanent differences:
Loss on equity investments	1		—		2		1
Reversal of allowance / allowance for deferred tax assets	(360	)(b)	1,241	(b)	497	(b)	—	(a) (b)
Non taxable earnings/Non deductible expenses	17		(2)		—	(d)	(3)
Goodwill write-down	—		1		—		—
Other, net	—		—	(d)	—		3

	35		48		9		110

(a)	Includes (6) millions of reversal of the valuation allowance of subsidiaries merged into Telefónica and 6 millions for the period prior to the spin-off, related to TDA and TCP.

(b)	Net of increases and reversals of valuation allowance.

(c)	Less than one million.

2) Loans to directors and employees:

Loans to the Company’s directors and employees were as follows:

	Dec-31-03	Dec-31-02
Balance in Argentine pesos	1	2

There were no loans to individuals in excess of US$ 100,000.

3) Disclosures about fair value of financial instruments:

U.S. GAAP requires disclosure of the estimated fair value of Company’s financial instruments (see note 3.1.b and 3.1.j for disclosure of fair value of financial instruments). The following methods and assumptions were used to estimate the fair value of each class of financial instruments.

The carrying amounts of cash, cash equivalents, marketable securities and current receivables and payables are considered to approximate fair value due to their short maturity.

The fair value estimated by the Company of instruments for which carrying amount is materially different from such values is as follows:

	Dec-31-03	Dec-31-02 (3)
Negotiable obligations (quoted prices)	2,538	1,806
Negotiable obligations (carrying amounts)	2,498	2,543
TISA financial payable (fair value)	1,576	2,944
TISA financial payable (carrying amounts)	1,576	2,999
Other Debt in foreign currency:
Fixed interest rate (fair value) (2)	307	310
Fixed interest rate (carrying amounts) (1)	328	440
Variable interest rate (fair value) (2)	141	192
Variable interest rate (carrying value)	149	263

(1)	In 2003 and 2002 includes 30 and 37, respectively, corresponding to financial instruments (see note 3.1.c and 3.1.j)

(2)	Calculated using discount rates based on the yield of the Company’s bonds as of December 31, 2003 and December 31, 2002.

(3)	Figures have not been restated for inflation.

Furthermore, the Company has foreign currency swap instruments which under U.S. GAAP have been accounted for at fair value.

4) Advertising costs:

The Company expenses the production costs of advertising the first time the advertising takes place. Advertising expenses were 35, 21, 13 and 91 for Telefónica and 2, 1, 1 and 3 for Telinver in the fiscal years ended December 31, 2003 and 2002, the three month fiscal year ended December 31, 2001, and the fiscal year ended September 30, 2001, respectively.

e) Statement of operations under U.S. GAAP

•	Other expenses, net

Under U.S. GAAP, certain items included in Other expenses, net, would have been computed deducting from the line subtotal.

•	Reorganization transaction – Spun-off businesses

Under Argentine GAAP, the reorganization transactions described in note 1.2. were disclosed in the Statements of operations as of September 30, 2001 segregated under the caption “Spun-off businesses”. According to U.S. GAAP (APB 30), such reorganization transactions did not qualify as a discontinued operation. Therefore, the effect of the spun-off businesses was not segregated in the Statements of operations for the fiscal years ended September 30, 2001. Under U.S. GAAP, exchange differences generated by operating assets and liabilities are classified as operating income. Condensed consolidated statements of operations determined under U.S. GAAP are presented as follows:

	Dec-31-03	Dec-31-02	Dec-31-01 (1)	Sep 30-01
Net revenues	2,773	2,435	654	3,068
Cost of services provided	(1,412)	(1,444)	(367)	(1,635)

Gross profit	1,361	991	287	1,433
Administrative expenses	(314)	(328)	(75)	(334)
Selling expenses	(161)	(353)	(180)	(515)
Exchange differences, net	13	(75)	—	—

Subtotal	899	235	32	584
Income / (loss) on equity investments	(2)	2	(4)	(2)
Other expenses, net	—	—	—	(3)
Financial (loss) income on assets	(56)	214	69	26
Financial income (loss) on liabilities	237	(3,857)	(1,497)	(183)

Income (loss) before income tax and minority interest	1,078	(3,406)	(1,400)	422
Income tax	(35)	(48)	(9)	(149)

Net income (loss) before cumulative effect of changes in accounting principles	1,043	(3,454)	(1,409)	273
Cumulative effect of changes in accounting principles	—	—	—	(72)

Net income (loss) for the year/period	1,043	(3,454)	(1,409)	201

(1)	Three-month fiscal year (transition period).

f) Statement of cash flows presentation

In the accompanying statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash and cash equivalents.

g) Supplemental cash flows information

The following supplemental condensed statements of cash flow information separately presents for the year 2002 the effect of inflation from operating, investing and financing activities. Information for the year 2003 is not presented because the effect of inflation was not significant.

December 31, 2002
Cash and cash equivalents at end of year	397
Cash and cash equivalents at beginning of year	145

Subtotal	252
Reversal of inflation restatement of cash at beginning of year	78

Decrease in cash and cash equivalents	330

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
Cash flows from operating activities	829

Cash flows from investing activities:
Fixed assets purchases	(133)

Cash used in investing activities	(133)

Cash flows from financing activities:
Net decrease in bank and financial liabilities	(356)
Increase on intangible assets	(10)

Cash used in financing activities	(366)

Decrease in cash and cash equivalents	330

h) Business Segment Information

Under Argentine GAAP, segment information is to be disclosed considering valuation criteria under Argentine GAAP (see note 19).

Under U.S. GAAP, FASB issued SFAS N° 131, “Disclosures about Segments of an Enterprise and Related Information” that establishes the standards for reporting operating segment information. This standard requires reporting operating segment information based on the way that financial information prepared by the entity is organized for senior management for making operating decisions, evaluating performance and allocating resources. This financial information is prepared by the Company in historical amounts (not considering the restatement for inflation). Comparative information on earlier years/periods on the same basis of segmentation must also be presented.

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

	Basic Telephony Services	Yellow Pages	Reconciliation to U.S. GAAP statement of operations (a)	Total (b)
December 31, 2003
Net revenues to unaffiliated customers	2,681	67	25	2,773
Net intersegment revenues	12	1	(13)	—

Total Net Revenues	2,693	68	12	2,773
Operating income	924	12	(37)	899
Financial income on assets	(68)	1	11	(56)
Financial expense on liabilities	262	4	(29)	237
Loss on Equity investments	(2)	—	—	(2)
Income Tax	—	—	(35)	(35)
Depreciation and Amortization	621	3	5	629
Capital expenditures	184	—	—	184
Total Assets	4,340	97	(114)	4,323
Investments in equity method investees	2	—	—	2

	Basic Telephony Services	Yellow Pages	Reconciliation to U.S. GAAP statement of operations (a)	Total (b)
December 31, 2002
Net revenues to unaffiliated customers	2,335	56	44	2,435
Net intersegment revenues	9	1	(10)	—

Total Net Revenues	2,344	57	34	2,435
Operating income	432	(2)	(195)	235
Financial income on assets	293	10	(89)	214
Financial expense on liabilities	(5,248)	(103)	1,494	(3,857)
Income on Equity investments	2	—	—	2
Income Tax	—	—	(48)	(48)
Depreciation and Amortization	638	3	29	670
Capital expenditures	181	—	—	181
Total Assets	4,950	93	(71)	4,972
Investments in equity method investees	4	—	—	4

	Basic Telephony Services	Yellow Pages	Reconciliation to U.S. GAAP statement of operations (a)	Total (b)
December 31, 2001
Net revenues to unaffiliated customers	634	14	6	654
Net intersegment revenues	2	1	(3)	—

Total Net Revenues	636	15	3	654
Operating income	55	(4)	(19)	32
Financial income on assets	7	—	62	69
Financial expense on liabilities	(35)	—	(1,462)	(1,497)
Income / (loss) on Equity investments	(4)	—	—	(4)
Income tax	(30)	—	21	(9)
Depreciation and Amortization	167	1	1	169
Capital Expenditures	95	—	—	95
Total Assets	5,330	89	(31)	5,388
Investments in equity method investees	2	—	—	2

	Basic Telephony Services	Yellow Pages and Call Center	Reconciliation to U.S. GAAP statement of operations (c)	Total (b)
September 30, 2001
Net revenues to unaffiliated customers	2,750	50	268	3,068
Net intersegment revenues	9	7	(16)	—

Total Net Revenues	2,759	57	252	3,068
Operating income	688	(7)	(97)	584
Financial income on assets	31	2	(7)	26
Financial expense on liabilities	(149)	(4)	(30)	(183)
Income / (loss) on Equity investments	(2)	—	—	(2)
Income tax	(170)	—	21	(149)
Depreciation and Amortization	619	3	3	625
Capital Expenditures	404	1	—	405
Total Assets	5,490	95	156	5,741
Investments in equity method investees	6	—	—	6

(a)	Includes elimination of intersegment charges and the computation of U.S. GAAP adjustments.

(b)	Consolidated amounts in accordance with U.S. GAAP.

(c)	Includes elimination of spun-off businesses, elimination of intersegment charges and the computation of U.S. GAAP adjustments.

22. OTHER FINANCIAL STATEMENT INFORMATION

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP

a)	Fixed assets

b)	Intangible assets

c)	Investments in shares, securities issued in series and holdings in other companies

d)	Other investments

e)	Allowances and accruals

f)	Cost of services provided

g)	Assets and liabilities in foreign currency

h)	Expenses incurred

a)	Fixed Assets

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2003

(amounts stated in millions of Argentine Pesos, restated as described in note 2.2)

	Original value
Main account	Amounts at beginning of year	Increases (1)	Retirements	Transfers	Amounts at the end of year
Land	117	—	—	—	117
Buildings	1,738	—	(2)	4	1,740
Switching equipment	4,142	—	(25)	14	4,131
Transmission equipment	3,686	—	(3)	113	3,796
Network installation	7,537	—	—	6	7,543
Telephones, switchboards and booths	626	17	(20)	3	626
Furniture, software and office equipment	1,000	17	—	16	1,033
Automobiles	32	2	(7)	—	27
Construction in process	229	130	—	(144)	215
Materials	103	21	(35)	(12)	77
Prepayments to vendors	11	(1)	—	—	10

Total	19,221	186	(92)	—	19,315

	Depreciation					Net book value at the end of year
Main account	Accumulated at beginning of year	Useful life (in years)	For the year	Retirements	Accumulated at the end of year
Land	—	—	—	—	—	117
Buildings	452	50	45	(2)	495	1,245
Switching equipment	2,989	10	337	(25)	3,301	830
Transmission equipment	2,169	10	322	(3)	2,488	1,308
Network installation	3,655	15	436	—	4,091	3,452
Telephones, switchboards and booths	587	5	42	(20)	609	17
Furniture, software and office equipment	861	1 - 3	103	—	964	69
Automobiles	32	5	—	(7)	25	2
Construction in process	—	—	—	—	—	215
Materials	—	—	—	—	—	77
Prepayments to vendors	—	—	—	—	—	10

Total	10,745		1,285	(57)	11,973	7,342

(1)	Includes capitalized interests in construction in process amounts to 8. See note 2.4.g).

a)	Fixed Assets (Cont.)

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2002

(amounts stated in millions of Argentine Pesos, restated as described in note 2.2)

	Original value
Main account	Amounts at beginning of year	Increases (1)(2)	Retirements (3)	Transfers	Amounts at the end of year
Land	119	1	(3)	—	117
Buildings	1,733	1	(4)	8	1,738
Switching equipment	4,063	—	—	79	4,142
Transmission equipment	3,410	—	—	276	3,686
Network installation	7,319	—	—	218	7,537
Telephones, switchboards and booths	624	11	(17)	8	626
Furniture, software and office equipment	948	16	—	36	1,000
Automobiles	47	—	(15)	—	32
Construction in process	756	127	(3)	(651)	229
Materials	115	22	(60)	26	103
Prepayments to vendors	9	2	—	—	11

Total	19,143	180	(102)	—	19,221

	Depreciation					Net bookValue at the end of year
Main account	Accumulated at beginning of year	Useful life (in years)	For the year	Retirements (3)	Accumulated at the end of year
Land	—	—	—	—	—	117
Buildings	405	50	48	(1)	452	1,286
Switching equipment	2,636	10	353	—	2,989	1,153
Transmission equipment	1,856	10	313	—	2,169	1,517
Network installation	3,214	15	441	—	3,655	3,882
Telephones, switchboards and booths	556	5	47	(16)	587	39
Furniture, software and office equipment	712	1 - 3	149	—	861	139
Automobiles	47	5	—	(15)	32	—
Construction in process	—	—	—	—	—	229
Materials	—	—	—	—	—	103
Prepayments to vendors	—	—	—	—	—	11

Total	9,426		1,351	(32)	10,745	8,476

(1)	Includes capitalized interests in construction in process amounts to 8. See note 2.4.g).

(2)	Includes 29 in construction in process corresponding to the capitalized exchange differences. See note 2.4.g).

(3)	Includes 3 of real property intended for sale. See notes 2.4.e) and 3.1.e).

a)	Fixed Assets (Cont.)

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2001

(amounts stated in millions of Argentine Pesos, restated as described in note 2.2)

	Original value
Main account	Amounts at beginning of year	Increases	Retirements	Transfers	Amounts at the end of year
Land	119	—	—	—	119
Buildings	1,732	1	—	—	1,733
Switching equipment	4,039	—	—	24	4,063
Transmission equipment	3,386	—	—	24	3,410
Network installation	7,280	—	—	39	7,319
Telephones, switchboards and booths	625	13	(22)	8	624
Furniture, software and office equipment	888	14	(2)	48	948
Automobiles	60	—	(13)	—	47
Construction in process	719	168	—	(131)	756
Materials	133	12	(18)	(12)	115
Prepayments to vendors	7	2	—	—	9

Total	18,988	210	(55)	—	19,143

	Depreciation					Net bookValue at the end of year (1)
Main account	Accumulated at beginning of year	Useful life (in years)	For the year	Retirements	Accumulated at the end of year
Land	—	—	—	—	—	119
Buildings	394	50	11	—	405	1,328
Switching equipment	2,545	10	91	—	2,636	1,427
Transmission equipment	1,783	10	73	—	1,856	1,554
Network installation	3,106	15	108	—	3,214	4,105
Telephones, switchboards and booths	549	5	29	(22)	556	68
Furniture, software and office equipment	661	1 - 3	53	(2)	712	236
Automobiles	60	5	—	(13)	47	—
Construction in process	—	—	—	—	—	756
Materials	—	—	—	—	—	115
Prepayments to vendors	—	—	—	—	—	9

Total	9,098		365	(37)	9,426	9,717

(1)	Includes 4 million transferred to inventories. See note 22.f).

a)	Fixed Assets (Cont.)

TELEFONICA DE ARGENTINA S.A.

AS OF SEPTEMBER 30, 2001

(amounts stated in millions of Argentine Pesos, restated as described in note 2.2)

	Original value
Main account	Amounts at beginning of year	Reorganization Effects	Amounts at beginning of year	Increases	Retirements	Transfers	Amounts at the end of year
Land	123	(4)	119	—	—	—	119
Buildings	1,763	(51)	1,712	—	(2)	22	1,732
Switching equipment	3,731	(4)	3,727	—	—	312	4,039
Transmission equipment	3,019	(148)	2,871	—	—	515	3,386
Network installation	6,841	(64)	6,777	—	—	503	7,280
Cellular network	1,366	(1,366)	—	—	—	—	—
Telephones, switchboards and booths	609	—	609	80	(90)	26	625
Furniture, software and office equipment	973	(238)	735	24	—	129	888
Automobiles	99	(4)	95	—	(35)	—	60
Construction in process	1,995	(502)	1,493	663	(24)	(1,413)	719
Materials	173	(12)	161	130	(64)	(94)	133
Prepayments to vendors	57	(43)	14	(7)	—	—	7

Total	20,749	(2,436)	18,313	890	(215)	—	18,988

	Depreciation							Net book value at the end of year
Main account	Accumulated at beginning of year	Reorganization Effects	Accumulated at beginning of year	Useful life (in years)	For the year	Retirements	Accumulated at the end of year
Land	—	—	—	—	—	—	—	119
Buildings	365	(17)	348	50	48	(2)	394	1,338
Switching equipment	2,200	—	2,200	10	345	—	2,545	1,494
Transmission equipment	1,545	(35)	1,510	10	273	—	1,783	1,603
Network installation	2,702	(7)	2,695	15	411	—	3,106	4,174
Cellular network	316	(316)	—	—	—	—	—	—
Telephones, switchboards and booths	507	—	507	5	132	(90)	549	76
Furniture, software and office equipment	603	(80)	523	1 - 3	138	—	661	227
Automobiles	97	(2)	95	5	—	(35)	60	—
Construction in process	—	—	—	—	—	—	—	719
Materials	—	—	—	—	—	—	—	133
Prepayments to vendors	—	—	—	—	—	—	—	7

Total	8,335	(457)	7,878		1,347	(127)	9,098	9,890

b)	Intangible Assets

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2003

(amounts stated in millions of Argentine Pesos, restated as described in note 2.2)

	Original cost
Main account	At beginning of year	Increases	At end of year
Licenses to use the Logo and trademarks	50	—	50
Assignment of rights	22	—	22
No competition clause	5	—	5
Deferred expenses	56	19	75
License (Frequencies) (1)	59	—	59

Total	192	19	211

	Amortization				Net book value
Main account	At beginning of year	For the year		At end of year
Licenses to use the Logo and trademarks	12	4		16	34
Assignment of rights	12	2		14	8
No competition clause	3	—		3	2
Deferred expenses	29	16	(2)	45	30
License (Frequencies) (1)	49	2		51	8

Total	105	24		129	82

(1)	At end of period, original cost includes 46 corresponding to “Goodwill” which net book value amounts to zero.

(2)	Includes 8 corresponding to the total amortization of the portion of expenses related to the negotiable obligations exchanged on August 7, 2003 (See note 13) as mentioned in note 2.4.h).

b)	Intangible Assets (cont.)

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2002

(amounts stated in millions of Argentine Pesos, restated as described in note 2.2)

	Original cost
Main account	At beginning of year	Increases	Decreases	At end of year
Licenses to use the Logo and trademarks	42	8	—	50
Assignment of rights	22	—	—	22
No competition clause	5	—	—	5
Deferred expenses	39	17	—	56
License (Frequencies) (1)	70	—	(11)	59

Total	178	25	(11)	192

	Amortization
Main account	At beginning of year	For the year	Decreases	At end of year	Net book value
Licenses to use the Logo and trademarks	9	3	—	12	38
Assignment of rights	9	3	—	12	10
No competition clause	2	1	—	3	2
Deferred expenses	22	7	—	29	27
License (Frequencies) (1)	24	28	(3)	49	10

Total	66	42	(3)	105	87

(1)	At end of year, original cost includes 46 corresponding to “Goodwill” which net book value amounts to zero (see note 2.4.h).

b)	Intangible Assets (cont.)

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2001

(amounts stated in millions of Argentine Pesos, restated as described in note 2.2)

	Original cost
Main account	At beginning of year	Increases	At end of year
Licenses to use the Logo and trademarks	42	—	42
Assignment of rights	22	—	22
No competition clause	5	—	5
Deferred expenses	39	—	39
Goodwill and license (Frequencies)	70	—	70

Total	178	—	178

	Amortization
Main account	At beginning of year	For the year (1)	At end of year	Net book value
Licenses to use the Logo and trademarks	9	—	9	33
Assignment of rights	9	—	9	13
No competition clause	2	—	2	3
Deferred expenses	20	2	22	17
Goodwill and license (Frequencies)	21	3	24	46

Total	61	5	66	112

(1)	Amortization of no competition clause, assignment of right and licenses to use and trademark amount to $109,867, $554,966 and $745,972, respectively.

b)	Intangible Assets (cont.)

TELEFONICA DE ARGENTINA S.A.

AS OF SEPTEMBER 30, 2001

(amounts stated in millions of Argentine Pesos, restated as described in note 2.2)

	Original cost
Main account	At beginning of year	Reorganization effects (1)	Amounts at beginning of year for businesses that continue	Increases	At end of year
Licenses to use the Logo and trademarks	800	(762)	38	4	42
Commissions to sales and commercial representatives	281	(281)	—	—	—
Organization and preoperating charges	46	(46)	—	—	—
Advertising expenses	22	(22)	—	—	—
Assignment of rights	22	—	22	—	22
No competition clause	5	—	5	—	5
Deferred expenses	26	—	26	13	39
Goodwill and license (Frequencies)	93	(23)	70	—	70

Total	1,295	(1,134)	161	17	178

	Amortization
Main account	At beginning of year	Reorganization effects (1)	Amounts at beginning of year for businesses that continue	For the year (2)	At end of year	Net book value
Licenses to use the Logo and trademarks	18	(11)	7	2	9	33
Comissions to sales and commercial representatives	257	(257)	—	—	—	—
Organization and preoperating charges	26	(26)	—	—	—	—
Advertising expenses	24	(24)	—	—	—	—
Assignment of rights	7	—	7	2	9	13
No competition clause	2	—	2	—	2	3
Deferred expenses	10	—	10	10	20	19
Goodwill and license (Frequencies)	19	(4)	15	6	21	49

Total	363	(322)	41	20	61	117

(1)	See note 1.2.

(2)	Amortization of organization and preoperating charges, advertising expenses and no competition clause amount to $41,572, $101,510 and $439,435, respectively.

c)	Investments in shares, securities issued in series and holdings in other companies

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2003 AND 2002

(amounts stated in millions of Argentine Pesos, restated as described in note 2.2)

	2003					2002
Name and features	Class of shares	Face value of shares	Number of shares or securities	Inflation adjusted cost (1)	Book Value	Book value
Current assets:
US Treasury Bills	—	—	—	—	—	5

Total current					—	5

Noncurrent assets (1):
Other investments	—	—	—	—	13	13
Subsidiaries and affiliates
E-Commerce Latina S.A. (2)	Common	$1.0	12,000	33	2	5

Total noncurrent					15	18

Total					15	23

(1)	See note 2.4.f).

(2)	Financial Statements for the six-month period ended December 31, 2003 approved by E-Commerce Latina S.A.’s Board of Directors on January 30, 2004, with auditor’s review report by Abelovich, Polano & Asociados dated January 30, 2004, without observations.

d)	Other investments

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2003 AND 2002

(amounts stated in millions of Argentine Pesos, restated as described in note 2.2)

	2003	2002
Main account and features	Book value
Current investments:
Foreign currency deposits (note 22.g)	330	347
Local currency deposits	4	1
Mutual funds	2	—

Total	336	348

e)	Allowance and accruals

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2003 AND 2002

(amounts stated in millions of Argentine Pesos, restated as described in note 2.2)

	December 31, 2003
Account	Balance at beginning of year	Increases		Decreases (2)		Balance at end of year
Deducted from current assets:
For doubtful accounts	380	66	(5)	(230	)(1)	216
For impairment in value and slow turnover	7	—		—		7

	387	66		(230)		223
Deducted from noncurrent assets:
For doubtful accounts	25	—		(17	)(1)	8
For other receivables – Impairment of Patriotic Bond (6)	—	60		—		60
For other receivables – Deferred tax assets (3)	1,660	—		(402)		1,258

	1,685	60		(419)		1,326

Total	2,072	126		(649)		1,549

Included in current liabilities:
Contingencies	3	3		(2)		4

	3	3		(2)		4
Included in noncurrent liabilities:
Contingencies	160	60		(1)		219

Total	163	63	(4)	(3)		223

	December 31, 2002
Account	Balance at beginning of year	Increases	Decreases (2)	Balance at end of year
Deducted from current assets:
For doubtful accounts	621	232	(473)	380
For impairment in value and slow turnover	15	—	(8)	7

	636	232	(481)	387
Deducted from noncurrent assets:
For doubtful accounts	93	—	(68)	25
For other receivables - Deferred tax assets (3)	21	1,639	—	1,660

	114	1,639	(68)	1,685

Total	750	1,871	(549)	2,072

Included in current liabilities:
Contingencies	6	3	(6)	3

	6	3	(6)	3
Included in noncurrent liabilities:
Contingencies	195	84	(119)	160

Total	201	87	(125)	163

(1)	Includes 79 million of recovered doubtful accounts.

(2)	Includes the monetary gain effect on balances.

(3)	See (note 2.4.k).

(4)	Includes 34 in Other expenses net and 29 in Financial income/loss on liabilities in the consolidated statement of operations.

(5)	Included in selling expenses in the statements of operations.

(6)	See (notes 2.4.c) and 15.1.

e)	Allowance and accruals

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2001 AND SEPTEMBER 30, 2001

(amounts stated in millions of Argentine Pesos, restated as described in note 2.2)

	December 31, 2001
Account	Balance at beginning of year	Increases		Decreases	Balance at end of year
Deducted from current assets:
For doubtful accounts	536	175		(90)	621
For impairment in value and slow turnover	15	—		—	15

	551	175	(1)	(90)	636
Deducted from noncurrent assets:
For doubtful accounts	—	93	(1)	—	93
For other receivables – Deferred tax assets	—	21		—	21

	—	114		—	114

Total	551	289		(90)	750

Included in current liabilities:
Contingencies	6	—		—	6

	6	—		—	6
Included in noncurrent liabilities:
Contingencies	181	14		—	195

Total	187	14	(2)	—	201

	September 30, 2001
Account	Balance at beginning of year	Reorganization effects	Amounts at beginning of year for businesses that continue	Increases		Decreases	Balance at end of year
Deducted from current assets:
For doubtful accounts	401	(110)	291	381		(136)	536

Total	401	(110)	291	381	(1)	(136)	536

Included in current liabilities:
Contingencies	4	(2)	2	4		—	6
Other	17	(17)	—	—		—	—

	21	(19)	2	4		—	6
Included in noncurrent liabilities:
Contingencies	111	—	111	70		—	181

Total	132	(19)	113	74	(2)	—	187

(1)	Included in Selling and Operating expenses in the Consolidated Statement of Operations.

(2)	Included in Other expenses net in the Consolidated Statement of Operations.

f)	Cost of services provided (1)

TELEFONICA DE ARGENTINA S.A.

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003 AND 2002, THE THREE-MONTH FISCAL

YEAR ENDED DECEMBER 31, 2001 AND FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2001

(amounts stated in millions of Argentine Pesos, restated as described in note 2.2)

	December 31, 2003	December 31, 2002	December 31, 2001	September 30, 2001
Inventories at beginning of year	22	54	74	213
Inventories at beginning of year of spun-off businesses	—	—	—	(141)
Purchases	24	17	—	175
Operating expenses (note 22.h)	20	22	15	78
Allowance for impairment in value and slow turnover (3)	—	—	—	(24)
Holding (losses)/gains	—	(17)	—	—

Subtotal	66	76	89	301
Inventories at end of year (note 3.1.d) (2)	(20)	(22)	(54)	(50)

Total (note 3.1.k)	46	54	35	251

(1)	Includes cost of telephone directories and telephone equipment.

(2)	On December 31, 2001 includes 4 million transferred from fixed assets. See note 22.a).

(3)	On September 30, 2001 includes the allowance for impairment in value and slow turnover.

g)	Assets and liabilities in foreign currency

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2003 AND 2002

(amounts stated in millions of Argentine Pesos, restated as described in note 2.2)

	2003				2002
	Amount in units of foreign currency (3) (millions)	Currency	Exchange rate	Book value in millions of pesos	Amount in units of foreign currency (3)	Currency	Book value in millions of pesos
ASSETS
Current assets
Investments
Foreign currency deposits	112	US$	2.930000	330	103	US$	347
US Treasury Bills	—	—	—	—	2	US$	5
Trade receivables	11	US$	2.930000	33	19	US$	63
	2	SDR	4.353892	8	2	SDR	8
Other receivables
Related Companies	10	US$	2.930000	30	6	US$	20
Granted Guarantees	1	US$	2.930000	3	—	—	—
Financial prepayments	4	US$	2.930000	11	4	US$	12
Prepayment to vendors (1)	3	US$	2.930000	10	2	US$	5
	1	BRL	1.072727	1	—	—	—
	3	EURO	3.683600	12	3	EURO	11
Patriotic Bond (2)	—	—	—	—	18	US$	61
Financial Instruments	—	US$	2.930000	1	—	—	—
Other	1	US$	2.930000	2	2	US$	7

Total current assets				441			539

Noncurrent assets
Investments
Other investments	4	US$	2.880000	13	5	US$	13
Other receivables
Patriotic Bond (2)	8	US$	2.930000	22	12	US$	41
Financial Instruments	1	US$	2.930000	2	—	—	—
Other	—	US$	2.930000	1	—	—	—

Total noncurrent assets				38			54

Total assets				479			593

LIABILITIES
Current liabilities
Trade payables	40	US$	2.930000	116	42	US$	143
	3	SDR	4.353892	13	5	SDR	21
	2	EURO	3.683600	8	2	EURO	9
	—		£5.225900	2	—		£1
Bank and financial payables	658	US$	2.930000	1,930	957	US$	3,248
	2	EURO	3.683600	8	2	EURO	8
	1,111		¥0.027358	30	1,116		¥32
Other payables
Related Companies	—	US$	2.930000	1	—	—	—
	3	EURO	3.683600	10	3	EURO	9
Financial Instruments	4	US$	2.930000	13	1	US$	5

Total current liabilities				2,131			3,476

Noncurrent liabilities
Bank and financial payables	784	US$	2.930000	2,298	784	US$	2,661
	19	EURO	3.683600	71	22	EURO	79
	6,742		¥0.027358	184	7,779		¥223
Other payables
Financial Instruments	7	US$	2.930000	20	9	US$	32

Total noncurrent liabilities				2,573			2,995

Total liabilities				4,704			6,471

(1)	Includes 10 and 15 in 2003 and 2002, respectively, corresponding to prepayment to vendors for purchases of fixed assets and materials.

(2)	See (note 3.1.c)

(3)	Includes figures less than a million.

US$:	US dollars	EURO:	European Currency
¥:	Yens	SDR:	Special Drawing Rights
£:	Pounds	BRL:	Brazilian Reals

h)	Expenses incurred

TELEFONICA DE ARGENTINA S.A.

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003 AND 2002, THE THREE-MONTH FISCAL YEAR

ENDED DECEMBER 31, 2001 AND FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2001

(amounts stated in millons of Argentine Pesos, restated as described in note 2.2)

	December 2003							December 2002	December 2001	September 2001
	OPERATING EXPENSES
ACCOUNT	TELECOMMU- NICATIONS SERVICES	TELEPHONE DIRECTORIES	ADMINIS- TRATIVE EXPENSES	SELLING EXPENSES	UNUSUAL ITEMS	OTHER EXPENSES NET	TOTAL	TOTAL	TOTAL	TOTAL
Salaries and social security taxes	258	8	50	43	—	—	359	431	188	768
Other Payroll expenses	2	1	5	1	—	—	9	9	7	28
Fixed assets depreciation	1,177	—	91	17	—	—	1,285	1,351	365	1,347
Fees and payments for services	293	7	135	73	—	—	508	566	302	1,231
Directors’ and statutory auditors’ fees	—	—	4	—	—	—	4	3	—	2
Insurance	—	—	13	—	—	—	13	15	5	20
Material consumption and other expenditures	49	—	4	5	—	—	58	85	33	131
Management fee	77	—	9	—	—	—	86	126	44	271
Transportation	11	1	1	1	—	—	14	17	7	35
Taxes	34	—	3	10	—	—	47	49	22	88
Rentals	40	2	5	3	—	—	50	87	26	102
Commissions	—	—	—	22	—	—	22	29	13	48
Allowance for impairment in value and slow turnover	—	—	—	—	—	—	—	—	—	24
Allowance for doubtful accounts	—	—	—	66	—	—	66	232	268	381
Recovery of doubtful accounts	—	—	—	(79)	—	—	(79)	—	—	—
Net book value of fixed assets retired	—	—	—	—	—	—	—	6	—	24
Intangible assets amortization (1)	5	—	3	—	—	—	8	35	3	10
Employee terminations	—	—	—	—	—	42	42	53	48	141
Tax on checking account credits and debits	—	—	29	—	—	—	29	46	9	15
Other	—	1	—	1	—	29	31	94	3	86

Total December 31, 2003	1,946	20	352	163	—	71	2,552

Total December 31, 2002	2,181	22	436	442	—	153		3,234

Total December 31, 2001	737	15	154	385	—	52			1,343

Total September 30, 2001	2,870	78	622	918	15	249				4,752

(1)	As of December 31, 2003, December 31, 2002, December 31, 2001 and September 30, 2001, not including 16, 7, 2 and 10, respectively, corresponding to depreciation of deferred expenses, which are included in financial income/(loss).