Form 20-F
period 2004-12-31
TELEFONICA OF ARGENTINA INC
filed 2005-04-07
CIK 914242

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            -------------------------

                                    FORM 20-F

      [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

      [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
           For the fiscal year ended December 31, 2004

                                       OR

      [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
           For the transition period from ________________ to ________________

Commission file number:  1-12796

                          TELEFONICA DE ARGENTINA S.A.
             (Exact name of Registrant as specified in its charter)
                          Telefonica of Argentina Inc.
                 (Translation of Registrant's name into English)
                              Republic of Argentina
                 (Jurisdiction of incorporation or organization)
                          Avenida Ingeniero Huergo 723
                       (C1107AOH) Buenos Aires, Argentina
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class                                                  Name of each exchange on which registered
----------------------------------------------------------------     -----------------------------------------
American Depositary Shares, Representing Class B Ordinary Shares     New York Stock Exchange
Class B Ordinary Shares, nominal value Ps.1.00                       New York Stock Exchange*
11 7/8% Notes due 2007                                               New York Stock Exchange
9 1/8% Notes due 2010                                                New York Stock Exchange
8.85% Notes due 2011                                                 New York Stock Exchange
8.85% Conversion Notes due 2011                                      New York Stock Exchange

------------------------------

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

     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

     The number of outstanding shares of each of the classes of capital or common stock of the registrant as of the close of the period covered by the annual report:

     Class A Ordinary Shares, nominal value Ps.1.00 per share: 1,091,847,170

     Class B Ordinary Shares, nominal value Ps.1.00 per share: 654,205,259

Indication by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                              [x] Yes    [ ] No

Indicate by check mark which financial statement item the registrant has elected to follow.

                          [ ] Item 17    [x] Item 18


================================================================================

                               TABLE OF CONTENTS
                               -----------------

                                                                            Page
                                                                            ----

FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS...............................ii
PRESENTATION OF FINANCIAL INFORMATION........................................iii

                                     PART I

ITEM 1.        IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS...........1
ITEM 2.        OFFER STATISTICS AND EXPECTED TIMETABLE.........................1
ITEM 3.        KEY INFORMATION.................................................1
ITEM 4.        INFORMATION ON THE COMPANY.....................................20
ITEM 5.        OPERATING AND FINANCIAL REVIEW AND PROSPECTS...................50
ITEM 6.        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.....................83
ITEM 7.        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS..............93
ITEM 8.        FINANCIAL INFORMATION..........................................98
ITEM 9.        THE OFFER AND LISTING.........................................102
ITEM 10.       ADDITIONAL INFORMATION........................................105
ITEM 11.       QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK....116
ITEM 12.       DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES........119

                                     PART II

ITEM 13.       DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES...............120
ITEM 14.       MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND
               USE OF PROCEEDS...............................................120
ITEM 15.       CONTROLS AND PROCEDURES.......................................120
ITEM 16.       [RESERVED]....................................................121
ITEM 16A.      AUDIT COMMITTEE FINANCIAL EXPERT..............................121
ITEM 16B.      CODE OF ETHICS................................................121
ITEM 16C.      PRINCIPAL ACCOUNTANT FEES AND SERVICES........................121
ITEM 16D.      EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES....122
ITEM 16E.      PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND
               AFFILIATED PURCHASERS.........................................123

                                    PART III
ITEM 17.       FINANCIAL STATEMENTS..........................................124
ITEM 18.       FINANCIAL STATEMENTS..........................................124
ITEM 19.       EXHIBITS......................................................124

                 FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS

     This annual report on Form 20-F (the "Annual Report") contains certain "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934. Certain information included in this Annual Report contains information that is forward-looking and based largely on the expectations of Telefonica de Argentina S.A. ("the Company", "we" or "us"). Such forward-looking information is subject to risks and uncertainties that could significantly affect both our expectations and actual results. Actual results could differ materially from these forward-looking statements as a result of foreseen and unforeseen factors. There can be no assurance that events anticipated in any forward-looking statement will occur. Some of these forward-looking statements include forward-looking phrases such as "anticipates", "believes", "could", "estimates", "expects", "foresees", "intends", "may", "should" or "will continue", or similar expressions or the negatives thereof or other variations on these expressions, or similar terminology, or discussions of strategy, plans or intentions. These statements also include descriptions in connection with, among other things:

     o the renegotiation of our tariffs/rates ("tariffs") with the Argentine government;

     o anticipated revenues, capital expenditures, future cash flows and financing requirements;

     o the economic and political developments in Argentina (including the effects of the devaluation and any future restrictions on payments abroad that may affect us);

     o the effect of inflation and currency volatility on our financial condition and results of operations;

     o    the implementation of our business strategy;

     o descriptions of new services and anticipated demand for services and other changes in rates and tariff regulations and charges for telecommunication services;

     o descriptions of the expected effects of our competitive strategies and descriptions of the effect of the liberalization of the Argentine telecommunications industry; and

     o the impact of actions taken by our competitors and other third parties, including courts and other governmental authorities.

     Such statements reflect our current views regarding future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that forward-looking statements may express or imply, for example:

     o    the economic instability of Argentina;

     o    our tariff renegotiation process with the Argentine government;

     o actions of creditors who did not participate in Argentina's recent debt exchange offer;

     o    changes in inflation;

     o    the devaluation and volatility of the Argentine peso;

     o    changes in financial and telecommunications regulation;

     o    revocation of our license to provide telecommunications services; and

     o    the outcome of pending legal claims against us.

     Some of these factors are discussed in more detail in this Annual Report, including under Item 3: "Key Information--Risk Factors", Item 4: "Information on the Company" and Item 5: "Operating and Financial Review and Prospects". If one or more of these risks or uncertainties affects future events and circumstances, or if underlying assumptions do not materialize, actual results may vary materially from those described in this Annual Report as anticipated, believed, estimated or expected. We have no plans to update any industry information or forward-looking statements set out in this Annual Report and have no obligation to update any such statements.


                      PRESENTATION OF FINANCIAL INFORMATION

     Our audited consolidated financial statements as of December 31, 2004 and 2003 and for the fiscal years ended December 31, 2004, 2003 and 2002, and the notes thereto (the "Consolidated Annual Financial Statements") are set forth on pages F-1 through F-72 of this Annual Report.

     Pistrelli Diaz y Asociados, Member Firm of Arthur Andersen ("Pistrelli"), was engaged as our independent financial auditors until we replaced them with Deloitte & Co. SRL ("Deloitte"), Member Firm of Deloitte Touche Tohmatsu, on June 30, 2002. This decision was ratified at our shareholders' meeting on April 22, 2003. The Consolidated Annual Financial Statements included in this Annual Report were audited by Deloitte. Deloitte's audit report dated February 14, 2005 is included therein.

     In this Annual Report, references to "$", "U.S.$", "U.S. dollars" and "dollars" are to United States dollars and references to "Ps." or "pesos" are to Argentine pesos. References to "euro" or "(euro)" are to the currency of the European Economic and Monetary Union and references to "(Y)" or "yen" are to Japanese yen. Percentages and some currency amounts in this Annual Report were rounded for ease of presentation.

     Unless otherwise indicated, our balance sheets and income statements use the exchange rate as of each relevant date or period-end quoted by Banco de la Nacion Argentina ("Banco Nacion"). In the case of U.S. dollars, the Banco Nacion quotes for such exchange rates were Ps.1.00 per U.S.$1.00 until December 23, 2001. From December 24, 2001 to January 10, 2002, the exchange market was officially suspended. On January 10, 2002, the Argentine government established a dual exchange rate system. The exchange rate in the free market began to float for the first time since April 1991. On January 10, 2002, the free market rate was Ps.1.70 per U.S.$1.00 while the official market rate was Ps.1.40 per U.S.$1.00. On February 8, 2002, the Argentine government repealed the dual exchange rate and since February 11, 2002, Argentina has had one freely floating exchange rate for all transactions. As of December 31, 2004, the only exchange market available was the free market and the quotation was Ps.2.98 per U.S.$1.00 and as of March 31, 2005 the exchange rate was Ps.2.92 per U.S. dollar. The reader should not construe the translation of currency amounts in this Annual Report to be representations that the peso amounts actually represent U.S. dollar amounts or that any person could convert the peso amounts into U.S. dollars at the rate indicated or at any other exchange rate. See Item 3: "Key Information--Selected Financial Data-- Exchange Rate Information" and Item 8:
"Financial Information--Significant Changes" for information regarding recent developments in exchange rates.

     Fiscal year-end change: On September 18, 2001, the shareholders held a Special Shareholders' Meeting and approved an amendment to our bylaws to change our fiscal year-end from September 30 to December 31 of each year. On September 14, 2001, the Comision Nacional de Comunicaciones (the "National Communications Commission" or "CNC") issued Resolution No. 1,322 authorizing us to change our fiscal year-end date. As a result, we had a three-month fiscal year ended December 31, 2001.

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

     Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

     Not applicable.

ITEM 3.  KEY INFORMATION.

A. Selected Financial Data.

     The following tables set forth our selected consolidated financial and operating information for the fiscal years ended December 31, 2004, 2003 and 2002, the three-month fiscal year ended December 31, 2001, the unaudited three-month period ended December 31, 2000 and each of the fiscal years ended September 30, 2001 and 2000 and should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Annual Financial Statements and Item 5: "Operating and Financial Review and Prospects". The financial information presented as of and for the three-month fiscal year ended December 31, 2001 and the fiscal years ended September 30, 2001 and 2000, which was derived from our audited financial statements that are not included in this Annual Report, and the unaudited financial information as of and for the three-month period ended December 31, 2000 have been included in the Selected Consolidated Financial and Operating Information for comparative purposes.

     We maintain our financial books and records and publish our financial statements in pesos and prepare our financial statements to conform to generally accepted accounting principles in Argentina and Comision Nacional de Valores (the National Securities Commission, or "CNV") rules. This Annual Report sometimes refers to those professional accounting principles as "Argentine GAAP". Argentine GAAP differs from generally accepted accounting principles in the United States ("U.S. GAAP"). For example, one of the reasons why we have larger accumulated losses under U.S. GAAP than under Argentine GAAP and our shareholders' equity under U.S. GAAP was negative in 2004, 2003 and 2002 is because of the elimination of inflation accounting under U.S. GAAP. Note 20 to our Consolidated Annual Financial Statements provides a summary of this and other significant differences between Argentine GAAP and U.S. GAAP as they relate to us, including the impact of such differences on our net income and shareholders' equity.

     According to generally accepted accounting principles applied by Telefonica, S.A. ("Telefonica"), for purposes of its consolidated financial statements for its own financial reporting, Argentina did not meet the definition of a highly inflationary economy in 2004, 2003 and 2002. Therefore, Telefonica incorporates, for consolidation purposes, our balances without computing any adjustments for the inflation experienced during 2004, 2003 and 2002. In line with this, and for our own U.S. GAAP reconciliation, we have elected not to use the alternative of maintaining the 2003 and 2002 inflation adjustment that the Securities and Exchange Commission (the "SEC") permits for countries such as Argentina, where local financial statements are presented restated for inflation. In accordance with CNV rules, we have restated our financial statements for inflation until February 28, 2003. Therefore, we have included in our U.S. GAAP reconciliation an adjustment eliminating the effects of the inflation during the fiscal years ended December 31, 2004, 2003 and 2002.

     As of December 31, 2003, our short-term debt amounted to U.S.$637 million. At that time, we could not be certain that we would be able to meet our current debt obligations at their maturity date. During 2004, as well as in prior periods, we managed to gradually reduce our short-term indebtedness through a combination of partial payments and short and long-term re-financing. As of December 31, 2004, we have been granted new short-term loans from local financial institutions in an amount of Ps.123 million. In addition, in May 2004, October 2004 and February 2005, we issued negotiable obligations for Ps.163.3 million, Ps.200 million and Ps.250 million (see Note 12 to the Consolidated Annual Financial Statements), respectively, and we expect to arrange for additional placements in the future. Those placements, in conjunction with internally-generated cash flows and possible re-financings options and/or other financing alternatives that, in our opinion, will enable us to settle or successfully refinance the remaining balance of our short-term indebtedness. See
Item 5: "Operating and Financial Review and

Prospects--Factors Affecting Our Consolidated Results of Operations--Effects on Our Operations and Our Ability to Pay Our Short-Term Debt".

     The effective date of the Reorganization Transactions (as defined and described in Item 4: "Information on the Company--Our Reorganization") was February 1, 2001. As a result, the consolidated balance sheets as of September 30, 2000 included in the Selected Consolidated Financial and Operating Information include the assets and liabilities of the spun-off businesses.

     Following our policy to present our interest in the income (loss) from companies in which we have control or joint control and taking into account the effects of the Reorganization Transactions, the income statements for the fiscal years ended December 31, 2004, 2003 and 2002, the three-month fiscal year ended December 31, 2001 and the fiscal years ended September 30, 2001 and 2000 and the unaudited three-month period ended December 31, 2000 include:

     (1) the income (loss) from the businesses that were spun off, in the line "Net (loss)/income of spun-off businesses";

     (2) the income (loss) from businesses merged into us related to companies in which we had control before the merger described in Item 4:
         "Information on the Company", for years prior to such merger, incorporated line-by-line; and

     (3) the income (loss) from our interests held in E-Commerce Latina S.A. in the line "Income (loss) on equity investments" is not incorporated line-by-line because in the opinion of our management the income from this company is not material to our income (loss).

     We present these figures as originally reported in previous annual reports on Form 20-F in pesos restated for inflation until February 28, 2003. See Note
2.2 to the Consolidated Annual Financial Statements.

Presentation of figures in constant Argentine pesos

     Our financial statements included the effects of inflation through August 31, 1995, utilizing the inflation restatement methodology as set by the Federacion Argentina de Consejos Profesionales de Ciencias Economicas, the Argentine Federation of Professional Councils in Economic Science ("FACPCE"). On August 22, 1995, the Argentine government issued Decree No. 316/95 discontinuing the requirement that financial information be restated for inflation for any date or period after August 31, 1995. Effective September 1, 1995, as required by rules issued by the CNV, we discontinued the restatement methodology, maintaining the effects of inflation accounted for in the prior periods.

     As a result of the inflationary environment in Argentina (there was an increase in the applicable index for restatement of financial statements (wholesale prices) of 118.2% in the period January through December 31, 2002) and the conditions created by the Public Emergency Law No. 25,561, Ley de Emergencia Publica y Reforma del Regimen Cambiario (the "Public Emergency Law"), the Consejo Profesional de Ciencias Economicas de la Ciudad Autonoma de Buenos Aires, the Professional Council of Economic Sciences of the City of Buenos Aires (the "CPCECABA"), reinstated inflation accounting in financial statements for the fiscal years or interim periods ended on or after March 31, 2002 in accordance with the Argentine professional accounting principles and provided that all recorded amounts restated by changes in the general purchasing power through August 31, 1995, as well as those arising between that date and December 31, 2001 are considered to be stated in currency as of December 31, 2001 (the stability period).

     On July 16, 2002, the Argentine government issued Decree No. 1,269/02 repealing Decree No. 316/95, instructing the CNV, among others, to issue the necessary regulations concerning the preparation of financial statements prepared in constant currency. On July 25, 2002, under Resolution No. 415/02, the CNV reinstated the requirement to submit financial statements in constant currency. However, on March 25, 2003, the National Executive Power issued Decree No. 664/03 repealing the provisions related to the inflation adjustment established by Decree No. 1,269/02 and ordering the CNV, among others, to issue any applicable regulations to ensure that balance sheets or financial statements restated in constant currency are no longer accepted. Therefore, on April 8,

2003, Resolution No. 441/03 of the CNV set forth that from March 1, 2003, the restatement of financial statements in constant currency should be discontinued. On December 2, 2003, under Resolution CD No. 190/03 the CPCECABA discontinued the application of the restatement of financial statements in constant currency due to inflation as set forth in professional accounting principles from October 1, 2003, since the CPCECABA considered that the conditions related to the application of the restatement for inflation continued until September 30, 2003.

     As required by Decree No. 316/95, our financial statements as of and for the fiscal years ended September 30, 2001 and 2000, the three-month fiscal year ended December 31, 2001 and the three-month period ended December 31, 2000 were not restated to reflect changes in the Argentine wholesale price index published by the Instituto Nacional de Estadistica y Censos, the Argentine Institute of Statistics and Census ("INDEC") corresponding to periods between September 1995 and December 2001. However, for comparative purposes, figures presented in this Annual Report corresponding to balance sheet data as of the three-month fiscal year ended December 31, 2001, the three-month period ended December 31, 2000, the fiscal years ended September 30, 2001 and 2000 and income statement and cash flow data for the three-month fiscal year ended December 31, 2001, the three-month period ended December 31, 2000, the fiscal year ended September 30, 2001 and 2000 are restated for inflation from January 1, 2002 to February 28, 2003 of 122.2%, based on the wholesale price index.

     The CPCECABA discontinued the application of the method that required restatement into constant currency as of October 2003. However, in accordance with the above-mentioned regulations, our financial statements as of December 31, 2004 and 2003 have been prepared recognizing the effects of variations in the purchasing power of the Argentine peso until February 28, 2003 (restated according to the changes in the Argentine wholesale price index published by INDEC) in compliance with the regulations issued by the National Executive Power and the CNV. Between January 1, 2003 and September 30, 2003, the wholesale price index decreased by 1.4%. The effect of not restating figures until September 30, 2003 on our shareholders' equity as of December 31, 2004 and on our net loss for the fiscal year ended December 31, 2004 is not significant. The shareholders' equity as of December 31, 2003 and the net income for the fiscal year ended December 31, 2003 would have amounted to Ps.2,628 million and Ps.305 million, respectively, if they had been restated as of September 30, 2003. See Note 2.2 to the Consolidated Annual Financial Statements.

            SELECTED CONSOLIDATED FINANCIAL AND OPERATING INFORMATION

                                                                                     Unaudited
                       Twelve-Month   Twelve-Month   Twelve-Month    Three-Month    Three-Month     Twelve-Month    Twelve-Month
                        Fiscal Year    Fiscal Year    Fiscal Year     Fiscal Year       Period       Fiscal Year    Fiscal Year
                           Ended          Ended          Ended          Ended           Ended          Ended          Ended
                       December 31,   December 31,   December 31,    December 31,    December 31,  September 30,    September 30,
                           2004           2003            2002           2001          2000(1)          2001          2000(1)
                       ------------------------------------------------------------------------------------------------------------
                         (in million of pesos except for per share amounts, share capital and operating information or as otherwise indicated; Argentine GAAP financial data is restated for inflation until February 28, 2003)
OPERATIONS STATEMENT
  DATA:(2)
Argentine GAAP
  Net revenues.........        3,047         2,750          3,060           1,424           1,569          6,154           6,481
  Costs of services
   provided(3).........       (1,936)       (1,992)        (2,235)           (772)           (826)        (3,121)         (3,748)
  Gross profit.........        1,111           758            825             652             743          3,033           2,733
  Administrative
   expenses(3).........         (334)         (352)          (436)           (154)           (162)          (622)           (479)
  Selling expenses(3)..         (190)         (163)          (442)           (385)           (180)          (918)           (459)
  Subtotal.............          587           243            (53)            113             401          1,493           1,795
  Income (loss) on
   equity investments..           (1)           (3)             2              (9)             (2)            (4)             (4)
  Other expenses, net..         (137)          (71)          (153)            (52)            (65)          (249)           (331)
  Financial (loss)/
   income on assets....           46           (74)          (730)             15              11             64             106
  Financial (loss)/income
   on liabilities......         (508)          310         (2,528)            (80)            (75)          (331)           (365)
  Unusual items........           --            --             --              --              --            (15)             --
  Income tax...........            5            --             51             (20)           (125)          (335)           (444)
  Net (loss)/income
   from continuing
   operations..........           (8)          405         (3,411)            (33)            145            623             757
  Net (loss)/income of
   spun-off
   businesses..........           --            --             --              --             (77)           (59)             (2)
  Net (loss)/income....           (8)          405         (3,411)            (33)             68            564             755
  Earnings (losses)
   per share(2)(4).....       (0.005)         0.23          (1.95)          (0.02)           0.02           0.30(5)         0.35
  Earnings (loss)
   from continuing
   operations per
   share(2)(4)(6)......       (0.005)         0.23          (1.95)           (0.02)          0.07           0.33            0.35
U.S. GAAP
  Net (loss)/income....          677         1,043         (3,454)         (1,409)            (23)           201             339
  Number of
   shares(7)(8)........1,746,052,429 1,746,052,429  1,746,052,429   1,746,052,429   2,140,841,663  1,746,052,429   2,140,841,663
  Earnings (losses)
   per share(2)(4).....        0.388          0.60          (1.98)          (0.81)          (0.01)          0.11(5)         0.16
BALANCE SHEET DATA:
Argentine GAAP
  Cash and current
   investments.........          274           354            399             146             141(9)          69             855(9)
  Fixed assets.........        6,596         7,342          8,476           9,717(10)      10,266          9,890          10,435
  Total assets.........        7,524         8,312          9,628          11,818          14,021         12,259(9)       14,995
  Share capital(7)(8)..        1,746         1,746          1,746           1,746           2,141          1,746           2,141
  Short-term bank and
   financial debt......        1,209         1,982          3,294           2,511           2,874          2,575           3,526
  Long-term bank and
   financial debt......        2,500         2,553          2,963           1,808           1,938          1,872           2,232
  Total liabilities....        4,754         5,534          7,218           5,945(11)       6,521          5,983(11)       7,563
  Shareholders' equity
   (net assets)........        2,770         2,778          2,410           5,821(13)       7,500          6,183(13)       7,434(12)
  Net assets of
   spun-off business...           --            --             --              --           1,334             --           1,455
  Unappropriated
   losses/earnings.....       (3,153)       (3,145)        (3,513)           (102) (13)       231            615(13)       1,301(12)
U.S. GAAP
  Shareholders' equity.         (433)       (1,110)        (2,242)          1,212           3,306          2,771           3,329
OTHER FINANCIAL DATA:
Argentine GAAP
  Cash dividends paid..           --             --            --             329              --            329             658
  Cash dividends
   per share:
  in pesos.............           --             --            --            0.15(14)          --           0.15(14)        0.31
  in dollars(15).......           --             --            --            0.07              --           0.07            0.14
  Capital
   expenditures(16)....          387(18)       141            136(7)          210             136            850             950
  Depreciation and
   amortization(19)....        1,135         1,293          1,386             368             334          1,357           1,532
 CASH FLOW DATA:
 Argentine GAAP
  Cash flows from
   continuing
   operating
   activities..........        1,569         1,489          1,465             541             367          1,788           2,100
  Cash used in
   continuing
   investing
   activities..........         (387)(18)     (141)          (136)(17)       (210)           (136)          (926)           (949)
  Cash used in
   continuing
   financing
   activities..........       (1,270)       (1,393)        (1,077)           (253)           (991)        (1,693)           (138)
  Spun-off assets......           --            --             --              --              --           (145)            --
  Cash flows
   provided by
   spun-off
   businesses..........           --            --             --              --              55            162            (492)
  Increase (decrease)
   in cash and cash
   equivalents......             (88)          (45)           252              78            (705)          (814)            521
OPERATING INFORMATION:
 (unaudited)
  Lines installed......    4,615,470     4,570,739      4,561,447       4,555,122       4,472,821      4,535,112       4,389,094
  Lines in service.....    4,328,513     4,169,013      4,182,277       4,321,020       4,138,371      4,294,317       4,090,174
  Lines in service
   per 100 inhabitants
   (Southern
    Region)(20)........        25.10         24.40          24.70           25.80           24.90          25.60           24.60
  Number of employees..        8,757         8,736          8,998           9,410           9,856          9,680           9,984
  Lines in service
   per employee........        494.3         477.2          464.8           459.2           419.9          443.6           409.7
  Digitalization.......          100%          100%           100%            100%            100%           100%            100%

----------
(1) Figures do not include the effects of the accounting principles under Argentine GAAP applicable to us for fiscal years beginning on January 1, 2003. See Note 2.3 to the Consolidated Annual Financial Statements.

(2) See Note 2.1 to the Consolidated Annual Financial Statements for the basis of presentation of consolidated income statement amounts and presentation of financial information elsewhere in this Annual Report.

(3)  Includes depreciation and amortization.

(4) Diluted earnings per share is the same as earnings per share, as there are no outstanding dilutive securities.

(5) Calculated based on the weighted average number of shares outstanding during the year, taking into consideration the cancellation of 394,789,234 class B ordinary shares (the "Class B Shares"). See Note 1.2 to the Consolidated Annual Financial Statements.

(6)  Unaudited.

(7)  Nominal amounts.

(8) The Reorganization Transactions had the effect of reducing our capital stock by 394,789,234 Class B Shares. Share capital at Ps.1.00 per share is shown rounded to the nearest Ps.1 million.

(9) Net of Ps.37 million and Ps.28 million (in pesos restated for inflation until February 28, 2003) corresponding to the spun-off business on December 31, 2000 and September 30, 2000.

(10) Net of Ps.4 million transferred to inventories.

(11) As of December 31, 2001 and September 30, 2001, total liabilities after the effect of the accounting principles in Argentina applicable to us for fiscal years beginning on January 1, 2003 could amount to Ps.5,996 and Ps.6,079 respectively.

(12) Modified balances of Shareholders equity (net assets) and unappropriated losses/earnings by the effects of the accounting principles applicable to us for fiscal years beginning on January 1, 2003 at the beginning of fiscal year ended September 30, 2001, amounted to Ps.7,318 and Ps.1,185, respectively.

(13) The balances were modified to reflect the effects of the accounting principles applicable to us from January 1, 2003 of Ps.51 and Ps.96 million for the three-month fiscal year ended December 31, 2001 and the fiscal year ended September 30, 2001.

(14) Dividends per share were computed based on the number of shares outstanding before the capital stock reduction, since the related share exchange had not yet been completed as of the distribution date. See Note 1.2 to the Consolidated Annual Financial Statements.

(15) Cash dividends per share in U.S. dollars are translated into U.S. dollars from pesos using the exchange rate as of each payment date.

(16) Net of Ps.41 million, Ps.45 million, Ps.15 million, Ps.40 million, Ps.181 million, and Ps.41 million financed by trade, bank and financial payables for the fiscal years ended December 31, 2004, 2003, 2002, September 30, 2001 and 2000 and the three-month period ended December 31, 2000 respectively (in pesos restated for inflation until February 28, 2003).

(17) Net of Ps.29 million of capitalized exchange difference in the fiscal year ended December 31, 2002.

(18) Net of Ps.9 million of transfers of inventories to fixed assets.

(19) Excludes amortization of deferred financing costs. Consolidated on the basis of presentation of consolidated income statement amounts. See Note
     2.1 to the Consolidated Annual Financial Statements.

(20) Southern Region is defined in Item 4: "Information on the Company--Our History and Development--Privatization of Argentina's Telecommunications System". As of December 31, 2004, there were approximately 17 million inhabitants in the Southern Region. Source: INDEC.

Exchange Rate Information

     The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of U.S. dollars expressed in nominal pesos per U.S. dollar. On March 31, 2005, the peso/U.S. dollar exchange rate was Ps.2.92 to U.S.$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for pesos.

                             Nominal Exchange Rates

                                                     Exchange Rate
                                      ------------------------------------------
                                      High(1)     Low(2)   Average(3) Period End
                                      ------------------------------------------
Year Ended December 31, 2000.........  1.00        1.00       1.00       1.00
Year Ended December 31, 2001(4)......  1.00        1.00       1.00        N/A
Year Ended December 31, 2002(4)......  3.90        1.70       3.15       3.37
Year Ended December 31, 2003.........  3.35        2.76       2.95       2.93
Year Ended December 31, 2004.........  3.06        2.80       2.95       2.98
Month Ended October 31, 2004.........  2.98        2.96       2.97       2.97
Month Ended November 30, 2004........  2.97        2.93       2.95       2.95
Month Ended December 31, 2004........  2.99        2.94       2.97       2.98
Month Ended January 31, 2005.........  2.97        2.92       2.94       2.92
Month Ended February 28, 2005........  2.94        2.89       2.92       2.94
Month Ended March 31, 2005...........  2.96        2.91       2.92       2.92
Period Ended April 5, 2005...........  2.92        2.91       2.92       2.91

----------
(1) The high rate shown was the highest month-end rate during the year or any shorter period, as noted.

(2) The low rate shown was the lowest month-end rate during the year or any shorter period, as noted.

(3) Average of the daily closing rate for year-end, month-end or period-end rates, as noted.

(4) From December 24, 2001 through January 10, 2002, Banco Nacion did not publish an official exchange rate due to governmental suspension of the exchange market.

Source: Banco Nacion.

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

Risks Factors Relating to Argentina

Overview

     We are an Argentine sociedad anonima (a corporation of limited liability) and substantially all of our operations, facilities and customers are presently located in Argentina. Accordingly, our financial condition and results of operations depend to a significant extent on the macroeconomic and political conditions of Argentina.

     The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth and high and variable levels of inflation and devaluation. In 1988, 1989 and 1990, the annual inflation rates were approximately 388%, 4,924% and 1,344%, respectively, based on the Argentine consumer price index and approximately 432%, 5,386% and 798%, respectively, based on the Argentine wholesale price index. As a result of inflationary pressures, the Argentine currency was devalued repeatedly during the 1960s, 1970s and 1980s, and macroeconomic instability led to broad fluctuations in the real exchange rate of the Argentine currency relative to the U.S. dollar. To address these pressures, the Argentine government during this period implemented various plans and utilized a number of exchange rate systems. Prior to December 1989, the Argentine foreign exchange market was subject to exchange controls.

     In April 1991, the Argentine government launched a plan aimed at controlling inflation and restructuring the economy, enacting Law No. 23,928 and its Regulatory Decree No. 529/91, known as the Convertibility Law. The Convertibility Law fixed the exchange rate at one peso per U.S. dollar and required that the Central Bank maintain reserves in gold and foreign currency at least equivalent to the monetary base. Following the enactment of the Convertibility Law, inflation declined steadily and the economy experienced growth through most of the period from 1991 to 1997. In the fourth quarter of 1998, however, the Argentine economy entered into a recession that caused the gross domestic product ("GDP") to decrease by 3.4% in 1999, 0.8% in 2000, 4.4% in 2001 and 10.9% in 2002.

     In the second half of 2001, Argentina's recession worsened significantly, precipitating the political and economic crisis described in greater detail below.

     Beginning in December 2001, the Argentine government implemented a number of monetary and currency-exchange control measures that included restrictions on the free disposition of funds deposited with banks and tight restrictions on the transfer of funds abroad, with certain exceptions for transfers related to foreign trade and other authorized transactions, which were generally subject to prior approval by the Central Bank, most of which as of the date of this Annual Report are no longer applicable in connection with repayments made to foreign creditors. In December 2001, the Argentine government declared an official default on Argentina's foreign debt payments. On January 7, 2002, the Argentine Congress enacted the Public Emergency Law, which introduced dramatic changes to Argentina's economic model and amended the currency board that had pegged, statutorily, the peso at parity with the U.S. dollar since the enactment of the Convertibility Law in 1991. The Public Emergency Law empowered the Federal Executive Branch of Argentina to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis, such as determining the rate at which the peso was to be exchanged into foreign currencies. Since January 2002, the Argentine government has implemented measures, whether by decrees, Central Bank regulation or legislation passed by the Argentine Congress, attempting to address the effects of amending the Convertibility Law, recovering access to financing, reducing government spending, restoring liquidity to the financial system, reducing unemployment, and generally stimulating the economy.

     As detailed below, the Argentine economy has experienced a severe recession and political and economic crisis, and the abandonment of the peso/U.S. dollar parity has led to significant devaluation of the peso against major international currencies. Argentine government actions concerning the economic policy, including with respect to inflation, interest rates, price controls, foreign exchange controls and taxes, have had and may continue to have a material adverse effect on private sector entities including us. Although some economic indicators of the Argentine economy stabilized in 2003 and 2004, we cannot provide any assurance that future economic, social and political developments in Argentina, over which we have no control, will not further impair our business, financial condition, or results of operations or impair our ability to make payments of principal and/or interest on our outstanding indebtedness.

   Recent political and economic instability has hindered commercial and financial activities, from which Argentina has not fully recovered.

     By the second half of 1998, the Argentine economy entered into a recession that caused the real GDP to decrease by 3.4% in 1999. Following his election in October 1999, President Fernando De la Rua was confronted with the challenges of dealing with Argentina's enduring recession and obtaining political consensus on critical issues related to the economy, public sector spending, legal reforms and social programs. However, real GDP contracted by 0.8% in 2000 and by 4.4% in 2001. As the recession caused tax revenues to drop, the public sector relied increasingly on financing from local and, to a lesser extent, foreign banks, effectively foreclosing private sector companies from bank financing. As the public sector's creditworthiness deteriorated, interest rates reached record highs, bringing the economy to a virtual standstill. The lack of confidence in the country's economic future and its ability to sustain the peso's parity with the U.S. dollar led to massive withdrawals of deposits and capital outflows.

     On December 1, 2001, the Argentine government effectively froze bank deposits and introduced exchange controls restricting capital outflows. The measures were perceived as further paralyzing the economy, for the benefit of the banking sector, and caused a sharp rise in social discontent, ultimately triggering public protests, outbreaks of violence and the looting of stores throughout Argentina. On December 20, 2001, after declaring a state of emergency and suspending civil liberties, President Fernando De la Rua tendered his resignation to Congress. After a series of interim presidents, on January 1, 2002, Eduardo Duhalde, a Peronist senator who had lost the presidential election to President De la Rua in 1999, was appointed by Congress at a joint session to complete the remaining term of former President De la Rua until December 2003.

     During Duhalde's administration, a number of initiatives were undertaken, including:

     o ratifying the suspension of payment of certain of Argentina's sovereign debt declared by interim President Rodriguez Saa;

     o amending the Convertibility Law, with the resulting devaluation and volatility of the peso;

     o converting certain U.S. dollar-denominated loans from financial institutions into peso-denominated debts ("pesification") at a one-to-one exchange rate plus an adjustment for variations in consumer prices (Coeficiente de Estabilizacion de Referencia, "CER") or in salaries (Coeficiente de Variacion Salarial, "CVS") and U.S. dollar-denominated bank deposits into peso-denominated bank deposits at an exchange rate of Ps.1.40 per U.S.$1.00, as adjusted by CER;

     o converting most U.S. dollar-denominated obligations with non-financial institutions into peso-denominated obligations, at a one-to-one exchange rate, plus an adjustment by CER or CVS, as the case may be, plus an equitable adjustment, in certain cases;

     o restructuring the maturity and interest rates on bank deposits and maintaining restrictions on bank withdrawals;

     o enacting an amendment to the Central Bank's charter to (1) allow it to print currency in excess of the amount of foreign reserves it holds,
          (2) make short-term advances to the federal government and (3) provide financial assistance to financial institutions with liquidity constraints or solvency problems;

     o converting public service tariffs, including those of telephone services, which had been established in U.S. dollars, into pesos at a one-to-one exchange rate;

     o freezing public service tariffs, including those of telephone services, and not permitting indexing of any kind;

     o authorizing the federal government to renegotiate public service tariffs on a case-by-case basis;

     o imposing restrictions on transfers of funds abroad subject to certain exceptions, most of which have been lifted; and

     o requiring the deposit into the Argentine financial system of foreign currency earned from exports, subject to certain exceptions.

     Commercial and financial activities were virtually paralyzed in 2002, further aggravating the economic recession that precipitated the above-mentioned crisis.

     The recession in 2002, including a 10.9% decrease in real GDP, high unemployment that preceded and that followed the devaluation of the peso and high inflation has led to a reduction of wages in real terms and of disposable income and has resulted in changes in consumer behavior across all class sectors of the Argentine population. Such effects have resulted and may again result in a decrease in the number of clients, the use of our services and the type of products and services demanded, with a corresponding reduction in our revenues. See "--Risk Factors Related to Us-- Our revenues have been in the past, and may again be in the future, adversely affected by a decrease in the number of our customers and usage of our services."

     Nestor Kirchner became the president of Argentina on May 25, 2003. Some economic indicators of Argentina began to stabilize in 2003: (i) real GDP growth during 2003 was 8.8% (Source: INDEC), (ii) inflation has stabilized and (iii) the peso strengthened versus the U.S. dollar. As of December 31, 2003, the exchange rate was Ps.2.93 per U.S. dollar compared to Ps.3.37 per U.S. dollar as of December 31, 2002.

     During 2004, the Argentine economy continued to exhibit signs of stability. Real GDP growth was 9.0% for the year. Both inflation and the peso nominal exchange rate were stable during 2004, with variations of 6.1% and 1.7%, respectively. As of December 31, 2004, the exchange rate was Ps.2.98 per U.S. dollar compared to Ps.2.93 per U.S. dollar as of December 31, 2003. Furthermore, the employment situation improved. The unemployment rate reached 12.1% during the fourth quarter of 2004, which was a decrease of 26% from the levels it had reached during the 2002 - 2003 period.

     Notwithstanding this continued stabilization, the Argentine economic and social situation have quickly deteriorated in the past, and may quickly deteriorate in the future, and we cannot assure you that the Argentine economy will continue a sustained growth.

   The devaluation of the Argentine peso, the pesification and freezing of our tariffs, and the macroeconomic conditions prevailing in Argentina, have had, and may continue to have, a material adverse effect on our results of operations and financial condition.

     The Argentine government's economic policies and any future decrease in the value of the peso against the U.S. dollar could adversely affect our financial condition and results of operations. The peso has been subject to large devaluations in the past and may be subject to significant fluctuations in the future.

     The Public Emergency Law put an end to eleven years of U.S. dollar-peso parity (Ps.1.00 per U.S. $1.00) and authorized the Argentine government to set the exchange rate. After devaluing the peso, the Argentine government initially established a dual exchange rate of Ps.1.40 per U.S. dollar for certain transactions and a free-floating rate for all other transactions. This dual system was later eliminated in favor of a single free-floating exchange rate for all transactions. Since the devaluation of the peso, the Central Bank has intervened at times in the market to support the value of the peso by buying and selling U.S. dollars. The peso traded at Ps.3.37 per U.S. dollar on December 31, 2002 and at Ps.2.93 per U.S. dollar on December 31, 2003. In 2004, the peso showed signs of stability. It traded at Ps.2.98 per U.S. dollar on December 31, 2004 and at Ps.2.92 per U.S. dollar on March 31, 2005. On June 25, 2002, the peso had reached Ps.3.90 per U.S. dollar.

     Despite the relative stability during the past two years, we cannot assure you that future polices adopted by the Argentine government will be able to maintain the stability of the peso's value and therefore, the peso could be subject to significant fluctuations and depreciations in the future, which could materially and adversely affect our financial conditions and results of operations. As most of the Argentine government's financial liabilities were U.S. dollar-denominated, there was an increase in the amount in pesos of the Argentine government's total debt as a result of the devaluation. Peso-denominated tax revenues constitute the majority of its tax receipts and, due to inflation, tax revenues have increased in nominal terms, but have decreased in U.S. dollar terms due to devaluation. Therefore, the government's ability to honor its foreign debt obligations has been materially and adversely affected by the devaluation of the peso.

     We realize substantially all of our revenues in Argentina in pesos and, as a result, the devaluation of the peso in 2002 and the pesification and freezing of our tariffs have had a material adverse effect on our earnings, because our indebtedness is largely denominated in or linked to foreign currency and therefore the devaluation has significantly increased our debt in peso terms. In addition, some portion of our expenses, including capital expenditures, is also denominated in foreign currency. Furthermore, the devaluation of the peso has had a material adverse effect on our financial condition, as our largely peso-denominated assets have depreciated accordingly against our largely foreign currency-denominated indebtedness. Any further depreciation of the peso against the U.S. dollar will correspondingly increase the amount of our bank and financial debt in pesos, with further adverse effects on our results of operations and financial condition. As of December 31, 2004, our consolidated bank and financial debt in foreign currency was the equivalent of U.S.$1,073 million.

     Given the economic situation in Argentina, it is impossible to predict whether, and to what extent, the value of the peso may further depreciate or appreciate against the U.S. dollar and how those uncertainties will affect consumption of telephone services. Moreover, we cannot predict whether the Argentine government will further modify its monetary policy and, if so, what impact these changes could have on our results of operations and financial condition.

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

     There is considerable concern that if the Central Bank prints currency to finance public sector spending or assist financial institutions in distress or maintain the nominal U.S. dollar/peso exchange rate, significant inflation could result. During 2003 the Argentine consumer price index increased by 3.7% and the wholesale price index increased by 2.0%. During 2004, the Argentine consumer price index increased 6.1% and the wholesale price index increased 7.9%. In the past, inflation materially undermined the Argentine economy and the Argentine government's ability to create conditions that would permit growth. Although in 2003 and 2004 there was a slowdown in the inflation indexes, we cannot assure you that this situation will remain the same. See "Item 3. Key Information--A. Selected Financial Data". During the first two months of 2005, consumer prices increased 2.4%, equivalent to an annualized rate of 14.4%, a pace superior to the 5% to 8% goal range established in the Monetary Program of the Central Bank for 2005, and a rate superior to the 7.9% rate stipulated in the national budget for 2005. The printing of money by the Central Bank (which intervenes in the exchange market and maintains the price of the U.S. dollar high) and the complete utilization of the industry's installed capacity (the current rate of investment is not sufficient in the face of the increasing growth of demand) are the principal generators of the most recent inflationary pressures.

     We derive most of our revenues from monthly basic charges, measured service charges and other regulated charges. Prior to the enactment of the Public Emergency Law, those revenues were linked to a rate per unit of usage expressed in U.S. dollars and we also had the right to adjust that rate semiannually in accordance with variations in the U.S. consumer price index. Currently, however, the Public Emergency Law provides that, in agreements executed by the federal government under public law regulations, including those related to public works and services, which includes the basic telephone service offered by us, indexation clauses based on foreign currency price indices or any other indexation mechanism are annulled. In this regard, the law sets forth that the prices and rates resulting from such provisions be established in pesos at a rate of Ps.1.00 per U.S.$1.00. Any further inflation will result in further decreases in our revenues in real terms and will adversely affect our results of operations, provided that our tariffs do not keep pace with inflation. In addition, any further inflation could result in further increases in our expenses, including capital expenditures. The current mismatch between the variables determining revenues and expenses has affected and may continue to affect materially our results of operations.

     The process for the renegotiation of our tariffs with the Argentine government formally began in early 2002. We cannot give you any assurance that the outcome of these negotiations will be favorable to us. Although we have adopted several initiatives to mitigate the current impact of this matter on our financial position, and certain indicators of the Argentine economy are currently showing favorable signals, the future operating conditions might not continue to be stable because, in our management's opinion, the regulatory framework in force has still not established the rules to allow reinstating the balance of the variables that constitute our economic and financial equation. We have described that, if as a result of the tariff re-negotiation, future rates evolve at a pace that does not allow restoring our economic and financial equation, such rate system could have an adverse impact on our financial condition and future results. See "--Risk Factors Related to Us--In January 2002, the Argentine government devalued the peso, pesified and froze our tariffs and the current renegotiation of our tariffs may result in new tariffs that may have an adverse impact on our future financial position and future results of operations."

   The prolonged default on Argentina's public debt and the tightening relationship between the international financial community and the Argentine government may impose difficulties on Argentina's attempts to solve the problem of creditors who did not participate in Argentina's recent debt exchange offer.

     Due to the failure to meet fiscal deficit targets, on December 5, 2001, the International Monetary Fund ("IMF") suspended further disbursements, originally intended as financial support due to the prevailing economic difficulties of Argentina. On December 23, 2001, interim President Rodriguez Saa declared the suspension of debt payments on approximately U.S.$65.4 billion of Argentina's sovereign debt (as of December 31, 2001, the total was approximately U.S.$144.5 billion). Consequently, the principal international rating agencies downgraded the rating of Argentina's sovereign debt to "selective default".

     On January 24, 2003, the IMF approved an eight-month Stand-by Credit Facility for Argentina of approximately U.S.$3.0 billion that was designed to provide transitional financial support through the period prior to the inauguration of a new government, which replaced Argentina's prior arrangements with the IMF. On September 10, 2003, after the expiration of this transitional agreement and three months after President Kirchner was elected, a long-term agreement was executed for the 2003-2006 period which implied the refinancing of liabilities for U.S.$21.6 billion and the establishment of a series of quantitative and qualitative conditions to be met by the Argentine government, in principle for the 2003-2004 period, including the renegotiation of the public debt in default, the tax reform, the compensation to the financial system and the adjustment of utility rates, among others.

     Under the agreement, the above-mentioned conditions were to be reviewed every three months. The first review took place in January 2004, and was approved by the IMF's Executive Committee on January 28, 2004. This approval resulted in an additional disbursement of U.S.$358 million to Argentina. The second review was approved on March 22, 2004, and resulted in another disbursement of approximately U.S.$3,100 million. In August 2004, the IMF announced the suspension of the third review and postponed disbursements to Argentina totaling U.S.$728 million, in order to evaluate the implementation by the Argentine government of the pending structural reforms related to public utility contracts and the progress made in the renegotiation of the Argentine sovereign debt.

     Also in August 2004, the Argentine government announced the suspension of negotiations with the IMF until December 31, 2004, so as to focus all efforts on the restructuring of its defaulted sovereign debt, but it also announced that during such period it would continue to honor its obligations to the IMF. On September 17, 2004 the IMF conceded Argentina a one-year grace period in the repayment of an amount of principal of approximately U.S.$1,100 million, initially scheduled to mature between September 20, 2004 and January 17, 2005.

     No assurance can be given that Argentina will honor its commitments to the IMF nor that it will resolve its problems vis-a-vis the international financial community. This raises continuous doubts on the possibilities of obtaining long-term financing by the Argentine economy, both in the public and private sectors, which could negatively affect us.

     The restructuring of the defaulted sovereign debt had been a goal of the Argentine government during recent years. On March 17, 2004 a Decree was published in the Official Gazette that provided for the creation of a syndicate of commercial banks to act as dealer managers for the restructuring of the government securities, in accordance with the commitment made to the IMF. On November 1, 2004 the Argentine government filed with the United States Securities and Exchange Commission ("SEC") (and later with the securities commissions of Italy, Germany and Luxembourg) the terms of the new public debt securities to be issued in order to restructure the defaulted debt. Sovereign debt in default totaled approximately U.S.$100 billion, comprised of approximately U.S.$81.1 billion of principal and U.S.$18.2 billion of unpaid interest accrued before December 31, 2001.

     The new securities will be denominated in U.S. dollars, euros, Japanese yens and Argentine pesos (indexed by CER). The securities will be governed by the laws of New York and Argentina for the U.S. dollar bonds, England for the euro bonds, Japan for the Japanese yen bonds and Argentina for the peso bonds indexed by CER.

     After a process of renegotiation with creditors, on December 9, 2004, Executive Decree No. 1735/04 was issued, approving the debt restructuring under the terms and conditions set forth in the offering circular supplement attached to such Decree, and approving the terms and conditions of the new securities to be delivered in exchange for the eligible securities.

     On January 12, 2005, the Argentine government officially launched the debt restructuring process and on March 18, 2005, officially announced that 76.15% of bondholders had accepted the offer. The new bonds will be issued in April 2005.

     Pursuant to Law No. 26,017 approved by the National Executive Power on February 10, 2005, the Argentine government is forbidden from reopening the exchange process described above. Therefore, the Argentine government cannot negotiate a different offer with those bondholders who did not tender their bonds during the restructuring process or who did not declare in express judicial form their opposition to tendering their bonds.

     Despite the results of the restructuring, it is impossible to predict the effect that this will have on investor confidence or on the Argentine economy. Moreover, there can be no assurance that the Argentine government will not default on its obligations under these new bonds in the future. In addition, the Argentine government must continue to honor principal and interest payments to credit agencies including the International Monetary Fund (IMF) and World Bank without subsequent new loans in order to avoid a default vis-a-vis such agencies.

     Argentina will also have to withstand any legal actions that may be filed by bondholders who did not accept the Argentine government's exchange offer. At present, there are actions in the United States, Italy and Germany, and it is impossible to determine what the outcome of these proceedings will be. A judgment against the Argentine government in such pending cases could result in a reduction in funding sources and investment capital, which could have a significant effect on the Argentine government's capacity to implement reforms and reinstate sustainable economic growth, all of which could adversely affect us.

     All such events could also impair Argentina's capacity to maintain the current economic recovery and could result in a recession, higher inflation, unemployment and social discontent.

   The Argentine financial system is gradually recovering, but depends on the reversion of the cumulative losses of financial institutions and their ability to prevent future collapses that would frustrate economic growth.

     During the second half of 2001, a significant amount of deposits was withdrawn from financial institutions as a result of increasing political instability and uncertainty resulting in a run on the U.S. dollar reserves of local banks. To stop such run, on December 1, 2001, the De la Rua administration restricted the amount of cash that account holders could withdraw from banks and introduced exchange controls restricting capital outflows. Although many of these restrictions, known as the "corralito", are no longer in place, the Duhalde administration subsequently implemented a schedule, known as the "corralon", which stated how and when money in savings and checking accounts and time deposits would become available, in an attempt to stop the continuing drain on bank reserves.

     On February 4, 2002, pursuant to Emergency Decree No. 214/02, the Argentine government converted all foreign-currency denominated bank deposits into peso-denominated bank deposits at the exchange rate of Ps.1.40 per U.S. dollar plus an adjustment to CER plus an interest rate of 2%. The Argentine government also announced the conversion of most U.S. dollar-denominated debts with Argentine financial institutions into peso-denominated debts at a one-to-one exchange rate to be adjusted pursuant to the CER. In March 2002, the Argentine government issued Decree No. 762/02 by which it replaced the CER, for certain debts, with the CVS. Since January 2002, the Central Bank has been forced to grant substantial financial aid to most of the banks in the Argentine financial system. The corralito, the corralon and certain other measures, to a significant extent, shielded banks from a further massive withdrawal of deposits, but they also led to the paralysis of virtually all commercial and financial activities, diminished spending and greatly increased social unrest, exacerbating the already severe recession.

     Through Decree No. 739/03 dated March 28, 2003 the Argentine government made an attempt to eliminate the corralon by giving depositors the option to be reimbursed pursuant to a schedule for their deposits in pesos which were originally denominated in U.S. dollars, at a Ps.1.40 per U.S.$1.00 exchange rate, plus an adjustment to CER and accrued interest, and to receive a 10-year U.S. dollar denominated bond to be issued by the Argentine government to cover the difference between the amount in pesos to be received by the depositors and the face amount of the original deposit made in U.S. dollars at the exchange rate applicable on April 1, 2003, which was Ps.2.96 per U.S. dollar.

     In a decision dated March 5, 2003, the Supreme Court of Argentina struck down the mandatory conversion of U.S. dollar deposits held by the Province of San Luis with Banco Nacion pursuant to Emergency Decree No. 214/02 on constitutional grounds. Moreover, in a decision dated July 13, 2004, the Supreme Court determined that if a depositor had accepted pesos as payment for his original deposit in U.S. dollars at the exchange rate stipulated by the Public Emergency Law (Ps.1.40 plus CER per U.S.$1) without reserving the right to claim the difference between the amount received and the amount that would have been received if the exchange rate applied had been the free market exchange rate, then that depositor would be barred from filing such claim. Also, on October 27, 2004, the Supreme Court affirmed the constitutionality of the Public Emergency Law and the pesification.

     Under Argentine law, the Supreme Court rulings are limited to the particular facts and defendant in the case; however, lower courts tend to follow the precedents set by the Supreme Court. There are also numerous other cases in the Argentine judicial system challenging the constitutionality of the pesification pursuant to the Public Emergency Law. The Supreme Court's decision creates uncertainty as to the implications for the banking system as a whole, including the need for the Argentine government to provide additional financial assistance to the banks in the form of U.S. dollar-denominated bonds. This, in turn, could add to the country's outstanding debt and is viewed with concern by holders of Argentina's outstanding bonds.

     The recent relative stability of the exchange rate and inflation in Argentina and the higher confidence, as compared to the 2001-2002 period, have allowed a gradual accumulation of deposits. Interest rates have dropped for certain periods of time, even to negative levels in real terms, due to the high liquidity levels that financial institutions maintain and the fact that there has been no increase in loans granted by these institutions. As a consequence, the risks related to the Argentine financial system are no longer due to liquidity problems but are due to its solvency and profitability. If the relationship between the supply and the demand of credit remains mismatched due to problems of profitability, then there is a risk that financial institutions will collapse as a consequence of operating with negative margins during an extended period of time. Thus, the size of the Argentine financial market and the ability of private companies, including us, to obtain financing could be reduced.

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

Risk Factors Related to Us

   In January 2002, the Argentine government devalued the peso, pesified and froze our tariffs and the current renegotiation of our tariffs may result in new tariffs that may have an adverse impact on our future financial position and future results of operations.

     In January 2002, tariffs for basic telephone services and long-distance services, which we charge our customers, were converted to pesos from U.S. dollars and fixed at an exchange rate of Ps.1.00 per U.S.$1.00. Our tariffs were also frozen, as indexation of any kind is not permitted under the Public Emergency Law. The Public Emergency Law also authorized the Argentine government to renegotiate its contracts related to public works and services. We are currently, and have been since 2002, in the process of renegotiating our tariffs with the Argentine government regarding the rates we may charge in the future. According to the Public Emergency Law, the government must consider the following factors when negotiating the new tariff regime:

     o the effect of these tariffs on the competitiveness of the general economy and in the distribution of income,

     o    the quality of the services,

     o the investment plans when such issues are included in the pertinent agreements,

     o    consumer protection and accessibility of the services,

     o    the security of the systems, and

     o    profitability of the company.

     The outcome of the tariff renegotiation is uncertain and therefore we cannot assure you that the tariffs that result from the renegotiation will maintain their value in U.S. dollars or constant pesos over time to compensate for any past and future increases in inflation or increases in the peso/U.S. dollar exchange rates. Inflation in terms of wholesale price index and consumer price index for 2002 and 2003, on an accumulated basis, was 122% and 46%, respectively, and devaluation during that time amounted to 193%. During 2004, inflation in terms of wholesale price index was 7.9% and in terms of consumer price index it was 6.1%. Moreover, the cumulative devaluation for the three years ended December 2004 was 197.9%. Pursuant to the process established for the renegotiations, we have submitted both an interim request for a tariff increase and a comprehensive proposal regarding our tariff regime within the time period established. Other than the deadline set forth in Law No. 25,792, we do not know when the renegotiations will be concluded and whether they would be concluded in a manner that will not have an adverse effect.

     On January 23, 2003, the Argentine government issued Emergency Decree No. 120/03 which established that the Argentine government may provide for interim tariff increases or adjustments until the process of renegotiation of public service contracts and licenses required under the Public Emergency Law is completed. On January 29, 2003, the Argentine government issued Decree No. 146/03, which establishes a temporary tariff adjustment for the provision of energy and gas services. However, such measure has been judicially challenged and currently suspended by an injunction. We have requested the interim adjustment of our tariffs, but no decision has been reached on such issue. We cannot assure you that we will obtain the temporary adjustment of our tariffs, or even if we obtain it, we cannot assure you that such adjustment will not be judicially challenged. Pursuant to Resolution 93/04 issued on February 16, 2004, the Secretary of Energy established energy service tariff adjustments applicable for small industries, medium-sized businesses, large industries and large commercial centers. These tariff increases are not applicable to family residences and small businesses. The tariff increases are from 15% up to 35% depending on the customer to whom the increase is applied. In addition, Decree No. 181/2004 established tariff adjustments for gas services applicable for industrial and large customers of 14% to 25%.

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

     On October 21, 2003 Law No. 25,790 became effective, extending the term for the renegotiation of the agreements for public works and utilities until December 31, 2004. The term of the Law No. 25,790 has been further extended until December 31, 2005 pursuant to Law No. 25,972. The National Executive Power is responsible for submitting the proposals to the Argentine Congress, which will have to approve such proposals within 60 calendar days counted from its receipt. In the event such period expired without Congress having reached a decision, the proposal shall be deemed accepted. If the proposal is rejected, the National Executive Power shall resume the process of renegotiating the relevant agreements.

     This law also established that the decisions made by the National Executive Power during the renegotiation process shall not be limited by, or subject to, the stipulations contained in the regulatory frameworks currently governing the concession or licensing agreements for the respective public utilities. Renegotiation agreements may cover partial aspects of concession or licensing agreements, and may contain formulas to adjust such agreements or temporarily amend them. The law also includes the possibility of agreements subject to periodical reviews or subject to quality parameters applied to services rendered. If there are temporary amendments, such amendments must be taken into consideration in the final agreements reached with concessionaires or licensees. The legal provisions do not authorize licensees of public utilities contractors or concessionaires to suspend or alter compliance with their duties.

     On March 8, 2005 the Ministry of Economy and the Ministry of Federal Planification, Public Investment and Services, pursuant to resolutions No. 123 and No. 237, respectively, scheduled public audiences with electrical and gas companies for tariffs increases. However, no telecommunications services companies have been notified of a date for an audience.

     Under the legal framework described, on May 20, 2004, we, Telecom Argentina S.A. and the Argentine government signed a Memorandum of Understanding (the "Memorandum of Understanding") pursuant to which the government agreed to maintain the General Tariff Structure currently in force for the Basic Telephony Service until December 31, 2004, without waiving our rights to renegotiate our contracts. The parties also ratified their intent to reach a final contractual renegotiation before December 31, 2004, which did not happen. In addition, pursuant to the provisions of the Transfer Contract, the parties agreed that any new tax or charge, or any variation in those currently in force, subject to the control of Regulatory Authorities as established in certain sub-sections of the List of Conditions, (conditions to maintain our license to provide telecommunication services, the "List of Conditions"), shall be itemized in the bills issued to customers for services in the jurisdictions levied with the respective tax or charge.

     With the objective of establishing mechanisms to enhance access to telecommunications services, in the Memorandum of Understanding, an agreement was reached to implement the measures necessary to develop the following services:

     1. virtual telephony cards for the beneficiaries of the Head of Household Plan (an unemployment plan) and for pensioners who do not have a telephone line and who meet the eligibility requirements set forth in the respective resolution;

     2. internet access service in all its provincial centers at discount prices; and

     3. inclusion of heads of household who own a telephone line and meet the respective eligibility requirements for registration in the program "Retirees, Pensioners and Low-Consumption Households".

     As stated in the Memorandum of Understanding, the Secretary of Communications issued Resolutions No. 261 and No. 272 accepting proposed points 1 and 2 mentioned above. As of the date of issuance of this Annual Report, both the Secretary of Communications and the CNC are analyzing the implementation of the services described in paragraph 3 already mentioned. In the opinion of our management, the application of the measures mentioned in sub-paragraphs 1, 2 and 3 will not have a significant impact on our results.

     Moreover, we have stated in Notes 1 and 10.1 to our Consolidated Annual Financial Statements that the relationship between variables determining revenues and expenses is currently mismatched as a result of the pesification and freezing of our tariffs in the context of a potentially inflationary economy and may continue to be mismatched depending upon the outcome of our pending tariff renegotiation with the Argentine government. Our tariff renegotiation proposal attempts to rebalance the relationship between variables determining revenues and costs (including investments), to achieve the "economic and financial equation", contemplated in the Transfer Contract.

     Recent fluctuations in the main macroeconomic variables, such as GDP growth, the exchange rate and inflation rates have shown positive signs. However, future negative economic developments may result in the adoption of further measures by the Argentine government, including changes to measures already adopted, which could adversely affect our operations. We cannot predict what effect these developments and measures may have, or what effect any future developments will have, on the value of our assets or our economic and financial equation. See Item 4 - "Information on the Company - Regulatory Matters" and Item 5 - "Factors Affecting Our Consolidated Results of Operations".

   We are subject to tariff regulation and we could be subject to further adverse regulatory decisions.

     We are currently and will continue to be subject to tariff regulation in areas of service where "effective competition" does not exist. Pursuant to our license to provide telephone services, we had to decrease our rates by 4% (in constant U.S. dollar terms) annually between 1997 and 1999. In connection with this tariff reduction, we agreed to implement price cap reductions. The Argentine government may also impose additional reductions.

     In addition, Decree No. 764/00 reduced, as of November 2000, the interconnection fee rates for the origin and destination of calls in local areas for those districts with more than 5,000 inhabitants or a telephone-set density above 15 telephones for every 100 inhabitants, for the remaining districts, in those areas included in the original license of independent operators, and for transit within local areas. A 3% semiannual "price cap" reduction was applied during the first two years after these rules and regulations became effective.

     The price cap system as applied to our and other regulated industries is also subject to renegotiation as provided by the Public Emergency Law, although no assurance can be given as to the results of any such renegotiation. We do not know when the Secretary of Communications may determine that effective competition exists in any particular area or in the case of any service, and therefore we cannot assure you that we will not be subject to further reductions of our tariffs.

     Tariff reductions of differing scopes and magnitudes may continue for a number of years and may reduce revenues from basic and other services. While we intend to continue to strive to control operating costs and improve productivity, those efforts may not offset, in whole or in part, the decline in operating margins that may result from mandatory tariff reductions.

     We are uncertain whether the evolution of the regulatory framework will adversely affect the viability or general competitiveness of our telecommunications business. We are not in a position to control the nature, extent and timing of government action in this area. Future modifications of the regulatory framework may have a material adverse effect on our business, financial condition or results of operations. See Item 4: "Information on the Company - Regulatory Matters - Rates".

   Access to the Argentine telecommunications market is now fully liberalized and as a result competition could have a material adverse effect on our results of operations.

     Since 1999, the Argentine government has issued a number of decrees liberalizing the access to the telecommunications market. As a result, a number of new operators have entered the market, including the southern region of Argentina, where we are the incumbent provider of telecommunications services. The new providers of local, domestic long-distance and international telephone services are now direct competitors of wireline basic telephone service providers. Although as a result of the liberalization we began to offer telephone services in the northern region of Argentina, Telecom Argentina is the incumbent provider of telecommunications services in the northern region. The operators of data transmission networks and other growing companies providing wireless services (including companies spun off from us) have also become direct and indirect competitors to the extent those services may be substitutes for wireline telephony.

     Since the liberalization of access to our market, competition has affected our results of operations as we have lost customers of our long-distance service to Telecom Argentina and other smaller competitors and have had to increase our efforts in order to retain existing customers, to win back the customers we lost and to acquire new customers. We may experience, as a result of the current competitive environment, an additional loss of market share and additional competition in prices to competitors in the southern region of Argentina beyond that which has already taken place since October 1999. We may also experience a loss of market share in the future as a result of the ability of a caller to select a long-distance provider for each call and data or internet providers entering the telecommunications market. In light of the range of regulatory, business and economic uncertainties, as discussed in these "Risk Factors" and elsewhere in this Annual Report, it is difficult for us to predict with meaningful precision and accuracy our future market share in relevant geographic areas and customer segments, the speed with which changes in our market share or prevailing prices for services may occur, or the effects of competition. Those effects could be material and adverse to our overall results of operations and financial condition. See Item 4: "Information on the Company - Competition".

   Our revenues have been in the past, and may again be in the future, adversely affected by a decrease in the number of our customers and usage of our services.

     Our revenues depend on our ability to attract and retain customers. However, the recession in 2002, unemployment and underemployment, coupled with the rise of inflation in 2002, have led to a reduction of wages in real terms and a reduction of disposable income in all class sectors of the Argentine population, which resulted in a decrease in the number of customers that use our services and in a reduction of usage per telephone line. For example, between 2001 and 2003, our lines in service decreased by approximately 152,000 lines with a decrease in the domestic long-distance service of approximately 2% and in the international long-distance service of approximately 37%. This reduction in lines in service and usage of our services had a consequent reduction in our revenues and cash inflows. During 2004, we experienced partial recovery with increases in our lines in service, ADSL lines and in usage of our telephone services. Despite this improvement, we cannot assure that this pace can be sustained in the future or that future reductions in demand for our services will not take place, which would negatively affect our cash flow and revenues.

   Our license is revocable under certain circumstances, and the revocation of our license would have a material and adverse effect on us.

     We are subject to a complex series of laws and regulations with respect to the telecommunications services we provide. We provide telecommunications services pursuant to a license that is subject to regulation by various regulatory bodies. Our dissolution and the declaration of bankruptcy are events that may lead to a revocation of our license under the List of Conditions. Our dissolution will occur if our shareholders' equity according to Argentine GAAP becomes negative for any future fiscal year end and the shareholders do not recapitalize. In addition, our license is revocable if our parent, Compania Internacional de Telecomunicaciones S.A. ("Cointel") ceases to own at least 51% of our common stock represented in Class A Shares without regulatory approval.

     If any of these events occurs and we lose our license, we might not be able to continue providing telecommunication services, which would have a material adverse effect on our results of operations.

   The interests of our affiliates, as our equity owners and creditors, may conflict with the interests of the holders of our notes or shares.

     The Spanish telecommunications company Telefonica, through affiliates including Cointel, beneficially owns 98% of our capital stock. Cointel, which is almost 100% beneficially owned by Telefonica, owns 64.8% of our capital stock and, therefore, controls us and can determine the outcome of any action requiring shareholder approval. Actions within the control of Telefonica and its affiliates include the election of the Board of Directors and, subject to the requirements of Argentine laws, the payment of dividends. Our day-to-day management and operations are the responsibility of Telefonica, as the operator under a management contract (the "Management Contract") entered into between us and Telefonica (formerly Telefonica de Espana S.A.) in connection with our privatization in 1990. Affiliates of Telefonica are also involved in other investments and operations in the Argentine communications and media sector, some of which may involve or affect us.

     The interests of Telefonica and Cointel as our equity investors may conflict with the interests of the holders of our debt or shares. Moreover, Telefonica Internacional has made substantial extensions of credit to us and represents our largest creditor. As of December 31, 2004, we owed approximately U.S.$200 million of consolidated short-term debt to Telefonica Internacional. The interests of Telefonica Internacional as our creditor and the creditor of Cointel may conflict with the interests of the unaffiliated holders of our debt or shares. All of the intercompany loans made to us and Cointel are short-term in nature and as a result, Telefonica Internacional has the legal right to cause us to pay it in full prior to the time we are required to make scheduled payments on our long-term third-party debt obligations. Furthermore, Telefonica Internacional may assign its rights under the loans without our consent.

     In the months of July, August and September 2004, Telefonica Internacional agreed to refinance our debt owed to them in the amount of U.S.$150 million, now payable in monthly installments maturing from January 2005 through December 2005. In addition, Telefonica Internacional advised us that, as of the date of this Annual Report, it was still assessing other financing alternatives for us including, if necessary, providing additional financing assistance. However, we cannot assure you that Telefonica or its affiliates will provide us with additional intercompany financing support.

     Apart from requirements of Argentine law that dividends must be paid out of net earned profits arising from an approved financial statement, there are currently no contractual restrictions on our ability to pay dividends. Under Argentine law we will be able to resume paying dividends when we have new gains and our legal reserve is restored with liquid and realized profits as required by law, to the level that is equal to the percentage of share capital prior to the absorption of losses. Telefonica, through Cointel, may exercise its control over our ability to pay dividends (subject to requirements of Argentine law) or to increase the amount or frequency of dividend payments in order to fund expenditures or distributions by Cointel or for other purposes, including the repayment of debt to related or unrelated parties. As a result, Telefonica through Cointel has the legal right and voting power to cause us to pay cash dividends to our shareholders in amounts and at times that may not be in the interests of our creditors.

     Conflicts of interest between us, Telefonica and other of our affiliates may also arise in connection with the negotiation and performance of duties and the payment of fees under the Management Contract, as well as in connection with other business activities. Telefonica, through affiliates, also has joint and separate investments in the communications and media sector in Argentina, including mobile cellular and PCS services following the effectiveness of the spin-off of our wireless services business and data transmission business. These businesses' operations became controlled by Telefonica Moviles, S.A. ("Telefonica Moviles") and Telefonica DataCorp S.A., respectively, each of which is a subsidiary of Telefonica and independent of us. In some circumstances, our interests may not be aligned with and may perhaps be adverse to the interests of Telefonica or its affiliates with influence over Cointel's actions. We cannot assure you that Telefonica or its affiliates will not limit or cause us to forego business opportunities that other Telefonica affiliates may pursue, or that the pursuit of opportunities by other affiliates will be in our interest.

   Technological advances and replacement of our equipment may require us to make significant expenditures to maintain and improve the competitiveness of the services we offer.

     The telecommunications industry is subject to continuous, rapid and significant changes in technology and the related introduction of new products and services. We cannot predict the effect of technological changes on our business. New services and technological advances are likely to offer additional opportunities to compete against us on the basis of cost, quality or functionality. It may not be practicable or cost-effective for us to replace or upgrade our installed technologies in response to competitors' actions. Responding to such change may require us to devote substantial capital to the development, procurement or implementation of new technologies, and may be dependent upon the final cost in local currency of imported technology and our ability to obtain additional financing. Should we need to make substantial capital expenditures due to such technological changes in order to improve our system or to compete with others in the market or to replace our equipment, no assurance can be given that we will have the funds to make such capital expenditures.

   We have a significant number of legal claims against us regarding obligations of our state-owned predecessor, Empresa Nacional de Telecomunicaciones ("ENTeL"); if we were to have to satisfy those claims in full without the benefit of timely and sufficient indemnification, the obligation to do so would represent a significant liability.

     As of December 31, 2004, the total amount of claims against us based upon ENTel's alleged contractual and statutory obligations to former ENTel employees (including accrued interest and legal expenses) was approximately Ps.54 million. Court decisions have followed the precedent set by the Supreme Court of Argentina in the area of joint and several liability in labor matters, under which it upheld the provisions of the Work Contract Law No. 20,744, as amended, and declared a decree derogating portions of that law unconstitutional. In the Transfer Contract, under which ENTel was privatized by selling 60% of its common stock to Cointel, ENTel agreed to indemnify us with respect to such claims. Also, the Argentine government has assumed joint and several liability with ENTel for such indemnity obligations and has authorized us to debit an account of the Argentine government at Banco Nacion for any related amount payable by us with respect to such indemnification. We believe that the Argentine government's indemnification obligations should protect us from any material economic consequences of the employees' claims. Under Debt Consolidation Law No. 23,982, ENTel and the Argentine government may discharge their indemnity obligations through the issuance of debt instruments such as negotiable 16-year bearer bonds. We have not created any reserve for such claims.

     As of December 31, 2004, we had paid Ps.6.9 million in cash for a number of claims. We filed a claim against ENTel on December 16, 1999 seeking indemnification and reimbursement in connection with these payments in satisfaction of the labor claims. Our case has been argued in court; however, no ruling has been issued. If we lose a material portion of the current claims and the Argentine government fails to reimburse us timely and sufficiently for the claims our results of operations may be adversely affected. See Item 8. "Financial Information - Legal Proceedings."

   We employ a largely unionized labor force and could be subject to an organized labor action.

     As of December 31, 2004, approximately 77% of our employees were union members. In the last months of 2004, certain unions of Argentine workers organized work stoppages and strikes demanding salary increases in order to recover the purchasing value lost of their salaries after the inflationary period experienced in the country. From November 26 to December 6, 2004, the unionized telephone workers exercised strike actions, aimed at obtaining salary increases, which resulted in the total interruption of the customer service lines, repair services, directory information and international call assistance services. In addition, they took over our National Switching Boards, although service was not discontinued and operations were not materially affected. After the negotiations, we, the governmental enforcement authority and the unions agreed on an increase in the basic salary fixed under the previous collective bargaining agreement of up to approximately 20%, effective from January 2005, and a single final payment of Ps.500 per unionized employee, which was granted in December 2004. The new agreement has a duration of 12 months from January 1, 2005 unless external causes arise requiring a revision during such period.

     Despite this agreement, we cannot predict what actions our labor force or their unions will take in the future. Strikes or other types of conflict with the unions or unionized personnel may have a material adverse effect on our ability to maintain ordinary service levels or otherwise operate our business in the manner that customers expect. In such circumstances, we could face an immediate reduction of revenues and possible damage to our reputation, with potential adverse effect on our revenues in the long-term.

  The Argentine government has ordered salary increases to employees in the private sector, which have increased our expenses and adversely affected our results of operations.

     During 2002 and 2003, the Argentine government forced private sector companies to increase salaries of unionized employees, which resulted in higher expenses and adversely affected the operating results of private sector companies, including us. We were required to increase the salaries of unionized employees by an average of Ps.100 per employee in 2002 and up to an additional Ps.100 per employee during 2003.

     In December 2004 the Argentine government announced executive Decree No. 2005/04 granting another increase in salaries of Ps.100 to private employees, both unionized and non-unionized, effective January 1, 2005. However, it is impossible to determine at this time whether we will be permitted by regulation to conclude that we have already granted this required salary increase through the privately negotiated salary increase we agreed to give our unionized employees.

     In view of the events mentioned above, we can give no assurances that the Argentine government will not adopt any further comparable measures or that such measures will not adversely affect our expense and cost structure or our results.

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

     The effect of the devaluation of the peso and the pesification and freezing of our tariffs have eliminated unappropriated retained earnings and caused us to carry accumulated losses. By the end of the fiscal year ended December 31, 2004, such losses exceeded our reserves, including our reserve for future dividends out of which cash dividends are distributed. As of the date of this Annual Report, according to the Ley de Sociedades Comerciales No. 19,550 (the "Companies Law"), we are unable to distribute dividends until the unappropriated losses are absorbed and we restore our legal reserve with new gains to the level that is equal to the percentage of share capital prior to the absorption of losses.

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

ITEM 4.  INFORMATION ON THE COMPANY

Introduction

     Telefonica de Argentina S.A. is one of the largest companies in Argentina in terms of net revenues. We have a non-expiring license to provide telecommunications services in Argentina. We also provide other telephone-related services such as international long-distance service, data transmission and internet service and, through our subsidiary, publish telephone directories. Our commercial name is Telefonica.

     Through September 30, 1999, we provided domestic and international telephony services in the Southern Region (defined below) on an exclusive basis. Commencing in October 1999, the Argentine government implemented a deregulation plan introducing competition into the market. See "--Our History and Development--Deregulation of Argentina's Telecommunications Sector".

     As of December 31, 2004, our telephone system included approximately 4.3 million lines in service.

A.   Our History and Development.

General

     We were organized in Argentina as a sociedad anonima on April 23, 1990, under the name Sociedad Licenciataria Sur S.A. for a period of 99 years and registered with the Registro Publico de Comercio (the "Public Registry of Commerce") of Argentina on July 13, 1990. Our present name, Telefonica de Argentina S.A., was registered with the Public Registry of Commerce on December 3, 1990.

     Our principal executive office is located at Avenida Ingeniero Huergo 723, (C1107AOH) Buenos Aires, Argentina, and our telephone number is (5411) 4332-2066, facsimile number (5411) 4332-2066, e-mail: invest@telefonica.com.ar, www.telefonica.com.ar.

Privatization of Argentina's Telecommunications System

     Prior to November 8, 1990 (the "Transfer Date"), Argentina's telecommunications system was operated principally by ENTel, an enterprise wholly owned by the Argentine government. Pursuant to State Reform Law No. 23,696 and a series of decrees regarding the privatization of ENTel, the Argentine government:

     o divided the ENTel telecommunications network into the southern half of Argentina, including most of the Province of Buenos Aires and more than half of the City of Buenos Aires (the "Southern Region"), and the balance of Argentina (the "Northern Region");

     o granted licenses to provide basic telephone services in the Southern Region to us and in the Northern Region to Telecom;

     o granted licenses to provide telex, data transmission and other non-basic, international telephone services to Telecomunicaciones Internacionales de Argentina Telintar S.A. ("Telintar") and Startel S.A. (companies 50%-owned by us and 50%-owned by Telecom); and

     o caused ENTel to transfer substantially all of its assets, contracts and personnel to us, Telecom, Telintar and Startel.

     On the Transfer Date, the Argentine government licensed us to provide basic telephone service in the Southern Region pursuant to Decree No. 2,344/90. That same day, pursuant to an agreement (the "Transfer Contract") among the Argentine government, ENTel, Cointel (formerly Compania de Inversiones en Telecomunicaciones S.A.), and each of Telefonica Internacional Holding B.V. ("TIHBV"), Inversora Catalinas S.A. ("Inversora Catalinas"), Telefonica, Citicorp and Citicorp Venture Capital S.A., the Argentine government sold 60% of our capital stock to Cointel. As of the date of this Annual Report, Cointel owns a 64.8% interest in us. Telefonica beneficially owns 98% of our capital stock.

     See Item 7: "Major Shareholders and Related Party Transactions".

     On April 15, 1992, we acquired the business of Compania Argentina de Telefonos S.A. in the provinces of Mendoza and San Juan for U.S.$52.5 million net of value-added tax. In this purchase, we acquired approximately 71 switches and 118,000 telephone lines in service, added 1,000 employees to our payroll and assumed certain liabilities.

Deregulation of Argentina's Telecommunications Sector

     Our license was granted for an unlimited period of time. Pursuant to the license, we had the exclusive right to provide basic telephone services to the Southern Region for a period of seven years. To maintain and extend the exclusivity of the license, we had to meet certain qualitative and quantitative operating objectives set forth in the List of Conditions. See "--Regulatory Matters" for a discussion of the List of Conditions. On March 10, 1998, the Argentine government issued Decree No. 264/98, which extended this period of exclusivity until a date that the Secretary of Communications later set, pursuant to Resolution No. 1686/99, as October 10, 1999. See "--Regulatory Matters".

     On June 9, 2000, the Argentine government issued Decree No. 465/00, which provided for the complete liberalization of access to the telecommunications market as of November 9, 2000. In the context of that liberalization, we and Telecom each signed license agreements with the regulatory authorities. Our agreement is referred to in this Annual Report as the "License Agreement".

     Deregulation also influenced the organization of our then existing subsidiaries and the services that we provided directly and indirectly. Until April 1999, international services had been provided by Telintar, a company previously owned jointly by us and Telecom. The Argentine government provided in Decree No. 264/98 that in order to ensure effective competition at the end of the period of transition to competition in the provision of basic telephone services, we and Telecom would not be able to jointly own businesses. Therefore, Telintar was dissolved, and the assets and liabilities related to Telintar's business were spun off into two companies, effective May 1, 1999. One successor to Telintar's operations, Telefonica Larga Distancia de Argentina S.A. ("TLDA"), was merged into us effective October 1, 1999. Telecom owned the other successor, Telecom Internacional S.A., which merged into Telecom effective October 1, 1999. By virtue of these mergers, both we and Telecom now hold licenses to provide international long-distance services, as do other new licensees that have been granted licenses as the telecommunications sector was opened to competition. See "--Business Overview--Competition".

     Prior to increased competition in basic telephone services, we and our subsidiaries had provided cellular services (including personal communications services, or "PCS") in an environment of limited competition. In contrast, data transmission and internet services were subject to full competition during that time. As discussed below under "Our Reorganization", we no longer provide the cellular, PCS, international data transmission and consulting services that were rendered by Telefonica Comunicaciones Personales S.A. ("Telefonica Comunicaciones Personales"), Telefonica Data Argentina S.A. ("Telefonica Data", formerly Advance Telecomunicaciones S.A.) and TYSSA Telecomunicaciones y Sistemas S.A. ("TYSSA") the latter of which was merged into Telefonica Data as of June 30, 2003.

Telefonica Equity Exchange Offers

     In May 2000, our indirect parent, Telefonica, launched offers to exchange shares and American Depositary Shares of Telefonica for shares and American Depositary Shares of its subsidiaries in Brazil, Peru and Argentina. See below "Our Reorganization".

     Upon the expiration of the Argentine exchange offer, shareholders representing approximately 44% of our capital stock tendered their Class B Shares and American Depositary Shares, or "ADSs", representing such shares in exchange for Telefonica shares and ADSs. Consequently, Telefonica became the beneficial owner of 203,841,901 Class B Shares (including 16,542,991 Class B Shares previously held by TIHBV), and 76,040,977 ADSs (each representing ten Class B Shares).

Our Reorganization

     Telefonica, which through its subsidiaries is our controlling shareholder, completed a reorganization of its global businesses along business lines. In the context of Telefonica's global reorganization plan, our Board of Directors decided on January 30, 2001 to effect a reorganization of the businesses of our subsidiaries (the "Reorganization Transactions"). The reorganization of those businesses through certain spin-offs and consolidations were implemented through a procedure under Argentine corporate law called escision-fusion, or spin-off/merger.

     On January 25, 2001, Telefonica made capital contributions of our shares to its subsidiaries to effect the Reorganization Transactions:

Recipient Subsidiary Capital    Contribution by Telefonica
----------------------------    ------------------------------------------------------
Recipient Subsidiary            Capital Contribution by Telefonica
Telefonica Moviles              323,050,945 Class B Shares (including 24,920,528 ADSs)
Telefonica DataCorp             63,524,218 Class B Shares (including 5,096,971 ADSs)
Telefonica Internacional        561,133,517 Class B Shares (including 45,023,478 ADSs)

     In connection with the Reorganization Transactions, on January 30, 2001, our board of directors, as well as the boards of directors of Cointel, Telefonica Data, Telefonica Comunicaciones Personales and Telinver approved a preliminary agreement (escision/fusion), for the spin-off/merger of specified assets and liabilities of their companies into us prior to the Reorganization Transactions as follows:

     o Telinver's assets and liabilities relating to its equipment sales and point-of-sale network business;

     o Telefonica Data's assets and liabilities relating to its internet access business (except for corporate customers);

     o Telefonica Comunicaciones Personales' assets and liabilities relating to its data transmission business, including frequency band "B" user licenses;

     o Telefonica Data's point-to-point lines located in the Southern Region of Argentina;

     o    Telefonica Data's 80% interest in the Starnet network;

     o    Telefonica Data's 100% of the IP (Internet Protocol) network; and

     o    Telefonica Data's 80% ownership interest in a satellite network.

     Additionally, a transfer of assets and liabilities from Telinver to us by escision/fusion occurred effective February 1, 2001 as Telinver spun off its participation in an online shopping portal and merged it into us.

     On March 30, 2001, at an extraordinary shareholders meeting, our shareholders approved the Reorganization Transactions under which we spun off:

     o our assets and liabilities related to the international data transmission business, including our international data transmission business, a portion of goodwill associated with the international data transmission business of Telefonica Data and our ownership interest in Telefonica Data;

     o our consulting business (represented by our ownership interest in TYSSA, which was consolidated into Telefonica Data); and

     o our assets and liabilities related to the mobile (cellular) and personal communications services of Telefonica Comunicaciones Personales, which was consolidated into Moviles Argentina.

     Shareholder approval of these transactions was obtained at the special shareholders meeting of March 30, 2001, and, upon registration of these transactions in the Public Registry of Commerce, these transactions became effective on February 1, 2001.

     Pursuant to Resolution No. 16/01 dated January 4, 2001, the Secretary of Communications authorized the transfer of our ownership of Telefonica Data, Telefonica Comunicaciones Personales, TYSSA and Telinver to other Telefonica affiliates, subject to certain conditions.

     After the completion of the spin-off/merger, and subject to regulatory and shareholders' approval and adjustment for fractional shares and fractional ADSs, our capital stock was reduced by the same percentage of our pre-spin-off total capital stock to equal the percentage of our pre-spin-off shareholders' equity represented by the assets and liabilities being spun off.

     On July 26, 2001, the CNV approved the public offerings by Telefonica Data and Telefonica Moviles and consented to the reorganization. In addition, the Buenos Aires Stock Exchange authorized the listing of Telefonica Data and Telefonica Moviles. Telefonica Moviles and Telefonica Data issued ordinary shares, referred to as the new shares, in proportion to the number of Class B Shares or ADSs owned by each holder not affiliated with Telefonica (the "Minority Shareholders"). Registration with the Public Registry of Commerce of the Reorganization Transactions occurred on November 16, 2001 and the share exchange was completed on December 12, 2001. All Class B Shares and ADSs that holders surrendered as part of the exchange for and distribution of new shares were cancelled.

     In the aggregate, the interests surrendered had a nominal value equal to approximately 18.4% of our share capital, and Minority Shareholders experienced a similar percentage reduction in their ownership of Class B Shares and ADSs. Minority Shareholders were entitled to receive a number of new shares in the spun-off entities proportionate to their respective equity interests in us, adjusted for fractional shares and fractional ADSs. As a result, the Minority Shareholders were entitled to receive 0.154105387 Moviles Argentina shares and
0.000303035 Telefonica Data shares for every Class B Share and 1.54105387 Moviles Argentina shares and 0.00303035 Telefonica Data shares for every ADS owned on the record date for the exchange. Affiliates of Telefonica as a group received the same exchange ratio of shares for surrendered Class B Shares.

     Minority Shareholders that owned Class B Shares had fractional interests in Moviles Argentina and Telefonica Data shares and have received on December 12, 2001, the "Exchange Date", a payment in cash for their fractional interests. The reference price used for the determination of the payment was the face value of the shares of Telefonica Data and Telefonica Moviles.

     Minority Shareholders that owned ADSs representing ten Class B Shares each were able to select whether to receive new ADSs and shares in the same proportions listed above for each ADS timely made available to Citibank N.A., as Depositary. In order to exercise their option to receive such shares, ADS holders were required to designate a custodian account with Caja de Valores S.A. ("Caja de Valores") to receive such new shares. ADS holders that did not exercise their option to receive Moviles Argentina and Telefonica Data shares in due time were granted the opportunity to instruct the Depositary to deliver the Moviles Argentina and Telefonica Data shares to a custodian account with Caja de Valores, received new ADSs and, upon the Moviles Argentina and Telefonica Data shares being sold in the market, received a pro rata share of the net proceeds raised by the sale of the Telefonica Data and Moviles Argentina shares and a fractional share of the new ADSs and the Telefonica Data and Moviles Argentina shares.

     As a result of the cancellation of approximately 18.4% of our capital stock, Cointel's percentage ownership of our capital stock increased to approximately 64.8% from approximately 52.9%.

     In splitting up our business units, we remain primarily a wireline provider of local, domestic long-distance and international telecommunications services, as well as internet service and directory publishing. We continue to be owned by Telefonica indirectly through Cointel, Telefonica Internacional and TIHBV, and no longer have an equity interest in or control over TYSSA (currently merged into Telefonica Data), Telefonica Comunicaciones Personales or Telefonica Data. Telefonica indirectly controls the spun off entities, Moviles Argentina and Telefonica Data, through Telefonica Moviles and Telefonica DataCorp.

B. Business Overview.

     We are a licensed supplier of telecommunication services in Argentina.

     Until 1999, we owned virtually all public exchanges, the network of local telephone lines and the principal domestic long-distance telephone transmission facilities in the Southern Region. In 1999, there was a liberalization of the restrictions on competition in the market for telecommunications services in Argentina. New competitors are operating in the Southern Region and throughout Argentina. Also as a consequence of liberalization, we are expanding our operations outside the Southern Region into the Northern Region. Currently, our licenses permit us to provide local and domestic long-distance and international services, international data transmission and domestic and international telex services throughout Argentina. See above "--Deregulation of Argentina's Telecommunications Sector".

     As of December 31, 2004, our telephone system had approximately 4.3 million lines in service, or approximately 25.1 lines in service per 100 inhabitants of the Southern Region. Our consolidated assets were approximately Ps.7,524 million and our consolidated net sales revenues were approximately Ps.3,047 million for the fiscal year ended on December 31, 2004. Based on historical net revenues, we are one of the largest companies in Argentina. See below "--Revenues".

     Our telephone network includes installed telephones and switchboards, a network of access lines connecting customers to exchanges, trunk lines connecting exchanges and long-distance transmission equipment. The following table provides, as of each indicated year, certain basic information relating to the development of our domestic telephone system as of the dates indicated.


                                      December 31,   December 31,   December 31,   December 31,   September 30,   September 30,
                                          2004           2003           2002           2001           2001            2000
                                      -----------------------------------------------------------------------------------------
Lines installed(1).................     4,615,470      4,570,739      4,561,447      4,555,122      4,535,112      4,389,094
Lines in service(1)(2).............     4,328,513      4,168,825      4,182,277      4,321,020      4,294,317      4,090,174
Lines in service per 100
   inhabitants (Southern Region)...          25.1           24.4           24.7           25.8           25.6           24.6
Lines in service per employee......         494.3          477.2          464.8          459.2          443.6          409.7
Total pending applications.........        35,578         22,200         13,764         15,592         20,627         26,152
Percentage of lines connected to
   digital exchanges...............          100%           100%           100%           100%         100.0%         100.0%
Public telephones installed........       117,028        107,529        101,552        122,665        122,063        114,037

----------
(1) Includes local lines, public lines and digital trunk access in service.

(2) Excludes presubscribed lines.

     As of December 31, 2004, approximately 50.9% of our lines in service were in the greater Buenos Aires metropolitan area, including 21% of our lines in service that were located within the City of Buenos Aires. Approximately 86% of our lines in service as of December 31, 2004, were residential, with the remainder being professional, commercial and governmental customers.

     The services that we provide are generally subject to regulation. The relevant governmental regulatory authorities include the National Communications Commission, the successor to the National Telecommunications Commission (the "Comision Nacional de Telecomunicaciones"), and the Secretary of Communications (the Secretaria de Comunicaciones), both of which currently regulate and control telecommunications and telephone services in Argentina. This Annual Report sometimes refers to any of the National Communications Commission, the National Telecommunications Commission and the Secretary of Communications as the "Telecommunications Regulatory Authority". See "--Regulatory Matters" below.

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

     Because of the Argentine economic crisis, since 2002 we have taken certain steps to moderate the effects of the imbalance between changes in revenues and changes in costs caused by the significant increase in the prices of our usual supplies and the cost of technology-related investments usually required by the business that we develop, and the situation affecting service rates as described in "--Regulatory Matters--Rates". Some of these measures include:

     o Capital expenditures: We have implemented a plan to adapt our capital expenditures rapidly to the changing economic environment. To that end we only concentrated on those projects that are required to maintain the quality of our services in the short-term, generate cash flow in the short-term or which we deem to be high priority.

     o Operating costs reduction: We renegotiated most of our supply contracts. The goals of these renegotiations were to (1) reduce costs
          (2) reduce, when possible, our exposure to inflation and devaluation,
          (3) adjust our costs to lower demand for services, (4) when possible, reduce the quality of service required to be provided and (5) in some cases, terminate such contracts.

     o Increased collection rates: We have implemented new collection policies for collecting receivables, including disconnection policies tailored to each customer segment, among other initiatives.

     o Customer segmentation: We enhanced the relationship with our customers by developing segmentation and different plans to attend to different customers' needs, principally involving broadband.

     o Cash management and debt renegotiation : We implemented a series of actions to decrease our exchange rate risk on our current assets while managing our main accounts payable. In addition, we restructured a substantive portion of our debt which has resulted in the extension of the maturity profile of our debt.

     Although we have adopted these measures to mitigate the effects of changes in our business and certain indicators of the Argentine economy are currently showing favorable signals, our future operating conditions might not continue to be stable because the current regulatory framework has still not established the rules to allow reinstating the balance of the variables that constitute our economic and financial equation. See Item 3: "Key Information" and "--Regulatory Matters--Rates".

     During 2004, we also implemented the following policies and measures based on:

     o Revenues: We concentrated on developing and promoting certain products that we consider to have strategic importance. We principally focused on broadband services (our ADSL lines increased 172% to 188,840), basis telephone lines (our lines in service increased by approximately 160,000 lines) and value added services.

     o Capital Expenditures: We concentrated on capital expenditures related to our strategic products, such as broadband ("ADSL") and basic telephone services.

     o Debt Strategy: We decreased total debt by Ps.1,397 million, partially with self-generated cash, and we took actions to decrease our foreign exchange risk mainly due to U.S. dollar variations against the peso. Pursuant to this goal, we refinanced and repaid part of our U.S. dollar denominated debt with the proceeds of the issuance of peso-denominated negotiable obligations and of peso-denominated loans with local banks.

     Also during 2004, Telefonica, S.A. developed the Programa Compromiso Cliente (Customer Commitment Program). This program's goal is to improve services to customers through innovations, better customer service, increased efficiency and improved human resources. Consequently, as part of this strategy we focused on our existing customers, sales of prepaid minute packages, increasing consumption, promoting value added services and broadband services, and competition management, both in long distance and in public telephones.

     Our current long-term business strategy is to maintain and enhance our position in Argentina's competitive telecommunications market, mainly through the enhancement of the quality of the services rendered to our clients. This main objective will be achieved by the introduction of new and high quality products and services to our current and future clients, the introduction of service offerings in new geographic areas, improving and expanding services we currently serve in the market, and our continuous development as a provider of telecommunications services for corporate and residential customers, among others.

     In the long-term, we intend to continue to solidify our position as the leading provider of integrated telecommunication business solutions in Argentina by providing a full range of high quality services including voice services, value added services, broadband, dial-up internet access, and other high-technology products for corporate users through different marketing channels. We also intend to continue to invest substantial resources and efforts into training and personnel development in order to offer better services to our clients, and incentive programs to reduce costs and improve efficiency.

     We believe that the implementation of these short and long-term business strategies will continue to have a beneficial effect on the competitiveness of telecommunications activities mitigating the adverse effects of growing competition and Argentina's economic and regulatory situation.

Revenues

     Our revenues are primarily derived from:

     o    measured service;

     o    domestic long-distance service;

     o    monthly basic charges;

     o    special services (including ADSL lines);

     o    installation charges;

     o    public phones;

     o    access charges;

     o    international long-distance service;

     o    direct lines; and

     o    publishing telephone directories.

     The following table sets forth our then-current month-end base rates (prior to any applicable discounts) for various components of local service and for domestic long-distance service. Pulses (as defined below) are still used to calculate monthly basic charges, and charges for local and long-distance services. These charges used to be denominated in U.S. dollars and converted to pesos at the month-end exchange rates for the month indicated until the enactment of the Public Emergency Law. Under certain circumstances, we may apply discounts with respect to these rates. These amounts do not include value-added taxes.

                                                                       Telephone Rates
                                         ---------------------------------------------------------------------
                                         December       December        December      September      September
                                           2004           2003            2002           2001           2000
                                         ---------------------------------------------------------------------
                                                 (in pesos)(1)                      (in U.S. dollars)
                                         ---------------------------------------------------------------------
Residential:
Installation charge per line..........        150           150            150             150            150
Monthly basic charge(2)...............      13.23         13.23          13.23           13.23          13.23
Pulses
Month equivalent......................        282           282            282             282            282
Commercial:
Installation charge per line..........        150           150            150             150            150
Monthly basic charge(3)(4)............      30.20         30.20          30.20           30.20          30.20
Pulses
Month equivalent(4)...................        644           644            644             644            644
Prices:(5)
Price per pulse (nominal) in pesos....     0.0469        0.0469         0.0469          0.0469         0.0469
Price per pulse in U.S.$(6)...........      0.016         0.016         0.0139          0.0469         0.0469
Exchange Rate Ps.1.00/U.S.$1.00(6)....       2.98          2.93           3.37            1.00           1.00

----------
(1)  As of the enactment of the Public Emergency Law.

(2) Retirees and pensioners whose consumption is less than 300 pulses per two-month period, as well as residential customers whose consumption is less than 150 pulses per two-month period, have preferential tariffs.

(3) Monthly basic charge for measured service in an area with more than 200,000 telephones (applies to approximately 55% of our customer base).

(4) Corresponds to the Province and City of Buenos Aires. For the rest of the Southern Region, monthly basic charges amounted to Ps.33.91 during September 2000 and Ps.27.3 during September 2001, December 2002, 2003 and 2004. Pulses/month equivalents were Ps.723 for 2000, and Ps.582 for 2001, 2002, 2003 and 2004.

(5) Effective November 1, 1991, under the rate agreement, customers were billed in pesos at an exchange rate of the average of the closing bid and offer exchange rates quoted by Banco Nacion for wire transfers of U.S. dollars on the day before each bill was prepared. However, the Public Emergency Law, effective as of January 6, 2002, invalidated the clauses contained in contracts with the Argentine government under public law (including the provision of telecommunications services) providing for adjustments based on price indices that are applicable in other countries, as well as any other adjustment method and converted our rates at one peso to one U.S. dollar.

(6) Banco Nacion's offered rate for the last day of the month for wire transfers of U.S. dollars.

     Our principal sources of revenues for the fiscal year ended December 31, 2004 were approximately 28% from local and domestic long-distance measured services, approximately 24% from monthly basic charges, approximately 15% from special services, approximately 13% from access charges, approximately 6% from public phones and approximately 3% from international services.

     We formerly provided value-added telecommunications services through Telefonica Data and Startel until such subsidiaries were spun off. We provided PCS and cellular service through our former subsidiary Telefonica Comunicaciones Personales until January 31, 2001, as Telefonica Comunicaciones Personales was spun off on February 1, 2001.

     Operating revenue figures presented by category of services in this Annual Report are derived from our accounting records, certain reports from our billing systems and certain estimates made by our management. This breakdown is not included in our Consolidated Annual Financial Statements.

     The table below shows our sales revenues broken down by category of service.

                                                                                                 Three-Months
                                     Twelve-Month   Twelve-Month  Twelve-Month   Three-Months      Unaudited      Twelve-Month
                                      Fiscal Year   Fiscal Year   Fiscal Year     Fiscal Year       Period        Fiscal Year
                                      December 31,  December 31,  December 31,    December 31,    December 31,   September 30,
                                          2004           2003         2002           2001             2000            2001
                                     -----------------------------------------------------------------------------------------
                                                (in millions of pesos restated for inflation until February 28, 2003)(1)
Basic telephone service
   Measured service ............           857            807          922             435             490           1,797
   Monthly basic charges(2) ....           719            666          823             376             374           1,492
Special services ...............           459            381          396             161             164             670
Installation charges ...........            45             32           40              26              31             123
Public phones ..................           188            180          224             101             117             487
Access charges .................           388            323          294             119             186             690
International long-distance
   service .....................           108            105           94              75              82             312
Direct lines ...................            84             83           86              57              55             178
Publishing of telephone
   directories .................            73             64           65              33               9             119
Other ..........................           126            109          116              41              61             286
Total(3) .......................         3,047          2,750        3,060           1,424           1,569           6,154

----------
(1) See "Presentation of Financial Information" in the initial pages of this Annual Report.

(2)  Includes monthly basic charges and charges for supplemental services.

(3) We accrue our operating revenues for each financial reporting period based on pulses (defined below) and services consumed, whether or not charges for the pulses and services have been billed.

   Measured Service

     For measured service, we have two different billing cycles, one is a two-month billing cycle and the other is a monthly billing cycle. Approximately 64% of our customers have a two-month billing cycle. Charges for local and domestic long-distance measured service, which vary with the price per unit of usage at the time of the call and the number of units that measure usage ("usage units") that are tallied during a call. The number of usage units tallied for a particular local call depends upon the day, the time of day and the duration of the call. Historically, the only type of usage unit used to determine charges for local calls had been the "pulse", a fixed value unit. A pulse is four minutes during off-peak time and two minutes during peak time. Usage for domestic long-distance calls is measured in variable value units denominated in pesos per minute. A "communication unit" serves as the conversion factor that, when multiplied by the then current price per pulse, determines the applicable cost per second of a domestic long-distance call. The conversion value of a communication unit applicable to a particular call varies depending upon distance of the call and the frequency of pulses, according to the type of telecommunications service giving rise to the charges and time of day and day of the week of the call.

     Prior to the enactment on January 6, 2002 of the Public Emergency Law, the price per pulse was adjustable on a semiannual basis based on changes in the U.S. consumer price index, and was denominated in U.S. dollars.

   Domestic Long-Distance Service

     As indicated above, as of the Transfer Date, our domestic long-distance service was provided principally through our microwave network, using analog switching and transmission technology. We converted our microwave network to digital switching and transmission technology. As of December 31, 2004, we had constructed approximately 17,187 kilometers of an optical fiber network, of which 5,305 kilometers are in the Northern Region, for domestic long-distance transmission between major cities and another optical fiber network for transmission between local exchanges.

     We estimate that, for the fiscal years ended December 31, 2004, 2003 and 2002, domestic long distance traffic represented approximately 40%, 41% and 40%, respectively, of all measured service revenues.

   Monthly Basic Charges

     We bill a monthly basic charge to our customers, which is a fixed charge based on the number of pulses that differs depending on the type of customer. Prior to the Public Emergency Law, the price per pulse was adjustable on a semiannual basis based on changes in the U.S. consumer price index and was denominated in U.S. dollars. However, the Public Emergency Law prohibits the indexation of our tariffs, and such tariffs are currently being renegotiated.

     As of December 31, 2004, approximately 71% of our monthly basic charges and measured service revenues were generated by residential customers. The remainder was comprised of professional, commercial and governmental customers.

   Special Services

     From 2001 to 2004, we significantly increased the offering of value-added services, including (1) supplementary services (e.g., call waiting, call forwarding) provided through digital switches and telephones, (2) special services for companies (e.g., digital links between customers and digital trunk access), (3) other services supported by an intelligent network (e.g., calling cards, toll-free calling, voice messaging, collect calling, internet access and internet traffic), and (4) prepaid cards.

     As part of the Reorganization Transactions, Telefonica Data transferred its internet service access operations (including its internet service provider ("ISP") network and non-corporate ISP customers) to us. Telefonica Data also transferred to us its 80% interest in the Starnet network and its 80% interest in a satellite network. As of December 31, 2004, we provided services to approximately 200,000 noncorporate ISP customers and had 188,840 ADSL lines.

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

   Public Phones

     As of December 31, 2004, we had 117,028 public telephones installed. Of these, 11,756 are public telephones that we installed as of December 31, 2004 in the Northern Region and 105,272 are public telephones installed as of December 31, 2004 in the Southern Region. We charge for each call a measured service and an amount for usage measured by usage units. The majority of the public telephones are operated by third parties who are billed for usage. We provide commissions to individuals and small to medium-sized companies in the offering of semi-public and public telephone services so as to increase the availability of such services. We have installed modular telephones that permit placing local, domestic long-distance, and international calls by direct dialing. These modular telephones are connected to a centralized information management system. In addition, they accept two forms of payment: coins and pre-paid cards.

   Access Charges

     Revenues from access charges through December 31, 2004 consist of fees collected from other operators, such as (1) local and/or long-distance providers, (2) cellular and PCS licensees, and (3) other minor providers of telecommunication services related to interconnection services that primarily include access, termination and long-distance transport of calls. Interconnection charges are principally calculated on a per minute usage.

     As shown in the table below, as of November 8, 2000, Decree No. 764/00 lowered the connection fee rates for calls within local areas to (1) 1.1 Argentine cents per minute for those districts with more than 5,000 inhabitants or more than 15 telephones for every 100 inhabitants, (2) 1.3 Argentine cents per minute for the remaining districts and in those areas included in the original license of independent operators, and (3) 0.3 Argentine cents per minute for the connections within local areas. A 3% semiannual "price cap" reduction was applied during the first two years that these rules and regulations were in effect. As of April 2003, the interconnection fee rates for the origin and destination in local areas with districts of more than 5,000 inhabitants and more than 15 telephones for every 100 inhabitants were unchanged.

                            Interconnection Fee Rates
   (origination and termination--hundredths of pesos ("cents") per minute)(1)
--------------------------------------------------------------------------------
                                                               Transport Calls
                                                                Originating/
                        Higher Population   Other Areas and   Terminating in the
                          and Telephone    Original License         Same
Date of Effectiveness        Density             Areas           Local Area
--------------------------------------------------------------------------------
November 8, 2000........      1.100              1.300              0.300
May 8, 2001.............      1.067              1.261              0.291
November 8, 2001........      1.035              1.223              0.282
May 8, 2002.............      1.004              1.186              0.274
November 8, 2002........      0.974              1.151              0.266
----------
(1) The Public Emergency Law established the pesification of these rates, which previously were in U.S. dollars.

     During 2003 and 2004, most of these fees were adjusted by CER as described in Item 10: "Additional Information--Exchange Controls".

   International Long-Distance Service

     Revenues from our sales of international long-distance service since October 1, 1999 have consisted of:

     o amounts billed to our local service customers who have not presubscribed with another long distance provider and Telecom's local service customers (through a presubscription process) for outgoing telephone calls,

     o amounts earned from foreign (non-Argentine) telecommunications carriers and administrations ("foreign carriers") for connection to the Argentine telephone network, net of the amounts paid to foreign carriers for the termination of outgoing calls from our network,

     o    international telex services, and

     o    international point-to-point leased circuits.

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

     Telintar, until May 1, 1999, and TLDA, from May 1, 1999 through September 30, 1999, had provided international telephone service which we now provide. Our revenues related to international long-distance telephone service and other telecommunication services include charges that TLDA, Startel and Telefonica Data have paid or pay us for access to and leasing of our network, the rendering of administrative services and charges paid by cooperative and cellular telephone companies.

     Currently, we are licensed to provide international services throughout Argentina. Until September 30, 1999, we realized international service revenue indirectly through TLDA (and prior to TLDA's succession, through Telintar). See above "--Our Reorganization".

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

     Currently, we are a member of two joint ventures of telecommunications companies organized to construct and operate submarine cable systems called PANAMERICANO and ATLANTIS-2. PANAMERICANO went into operation in the first quarter of 1999 and stretches north along the Pacific coast from Chile, connecting all Latin American countries having a Pacific shoreline and providing an alternative route to the United States. Operative on February 22, 2000, ATLANTIS-2 offers routes to the United States, Africa and Europe, with moorings in Argentina, Brazil, Dakar, the Canary Islands, Cape Verde and Portugal.

     In December 2002, we purchased an Indefeasible Right of Use (IRU) of capacity from Emergia S.A. in its ring network for voice traffic and IPLs (International Private Line), allowing us to be part of the Telefonica global network, together with the other affiliates, thus improving quality and services. By means of this network, all of Telefonica's subsidiaries are interconnected and have more alternatives to route international traffic.

     Operating revenues from international long-distance telephone service have included payments for calls carried by the Argentine international service provider under bilateral agreements between Argentine and foreign carriers covering virtually all international long-distance calls into or out of Argentina. The agreements govern the payments to foreign carriers for the use of such carriers' facilities in connecting international calls billed in Argentina and the payments by the foreign carriers for the use of facilities of Argentine carriers (us, and, prior to fiscal year 2000, TLDA and Telintar) in connecting international calls billed abroad. The rates of payment under such agreements are negotiated with each foreign carrier. The practice among carriers is for payments due for the use of overseas networks to be recorded, collected and forwarded by the carriers in the country from which the call is initiated. Settlements among carriers are usually made on a net basis.

     Virtually all of the telephones in our service area are capable of international direct dialing and almost all outgoing international calls are made using international direct dialing rather than operator assistance.

   Direct Lines

     Direct lines are dedicated point-to-point leased lines for data transmission. The bandwidth of direct lines varies depending on customer requests from 9.6 kbps to 2,048 kbps. We collect fees from installation and monthly charges. In addition, fees from installation are collected only once and in case of specific installations. We collect additional one-time monthly charges depending on: (i) type of line, (ii) bandwidth, (iii) distance between points leased; (iv) duration of the contract and (v) usage of the lines. Moreover, this service is not regulated by Law No. 25,561.

   Telinver--Publishing of Telephone Directories

     The revenues of our almost wholly owned subsidiary Telinver are principally derived from the publishing of telephone directories. Under the License Agreement, we have the right to edit, publish, and sell advertisements in, as well as the obligation to distribute, telephone directories in every local area that we serve, which is principally comprised of the Southern Region. We conduct this business through Telinver. Telinver also offers telephone booth advertising.

     Telinver was organized in June 1992 and formed a union transitoria de empresas ("UTE", analogous to a joint venture) with Meller Comunicaciones S.A. and Meller S.A. The purpose of the UTE was to edit, publish, distribute and sell advertising in telephone directories, including the Paginas Doradas. Telinver owned an 80% interest in the UTE. As of October 8, 1997, the UTE was dissolved. Telinver acquired the undivided 20% of the assets and liabilities of Meller Comunicaciones S.A. and Meller S.A. in the UTE. In addition, all of the rights and obligations of Meller Comunicaciones S.A. and Meller S.A. under the contract with us relating to the editing, publication, distribution and sale of advertising in telephone directories were assigned to Telinver. As consideration in that transaction, Telinver paid Meller Comunicaciones S.A. and Meller S.A. a total of Ps.18.6 million.

     On December 29, 2000, we made an irrevocable contribution to Telinver in the amount of U.S.$17.1 million (equivalent to Ps.37.6 million of pesos restated for inflation until February 28, 2003) through settlement of certain receivables outstanding with Telinver. On June 28, 2001, we made a capital contribution of Ps.79.6 million (in pesos restated for inflation until February 28, 2003) to Telinver; simultaneously, Telinver distributed cash dividends in the amount of Ps.69.5 million (in pesos restated for inflation until February 28, 2003). As of December 31, 2004, Telinver's current liabilities in foreign currency exceeded current assets in foreign currency by approximately U.S.$36.5 million and, in addition, total liabilities exceeded total assets, so there was a negative shareholders' equity in the amount of Ps.36 million, a condition which under Argentine law required Telinver's dissolution because of the lack of sufficient capital stock due to accumulated losses.

     After evaluating Telinver's financing needs in light of the Argentine economic situation and the current difficulties in obtaining credit, on January 3, 2005, we assumed all of Telinver's debt in an amount of U.S.$39.2 million, corresponding to Telinver's total indebtedness owed to Telefonica Internacional, which expressly consented to the assignment by Telinver to us. In addition, Telefonica Internacional agreed to reduce the interest rate of that debt from LIBOR plus 9% to LIBOR plus 4.5%. In consideration for our assumption of the debt, Telinver entered into two loan agreements in pesos with us in the amounts of Ps.71.5 million and Ps.45 million, respectively.

     Subsequently, at Telinver's Extraordinary Shareholders' Meeting on February 14, 2005, we, as the controlling shareholder of Telinver, approved a capital stock increase equivalent to Ps.71.5 million. These shares were given to us as payment under the first loan agreement mentioned in the previous paragraph. See
Item 5: "Operating and Financial Review and Prospects--Liquidity and Capital Resources".

     The remaining debt of Ps.45 million after the capitalization mentioned above is to be repaid by Telinver in eight semi-annual installments at 11% annual nominal interest rate.

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

   Other Services and Investments

     E-Commerce Latina

     On December 15, 1999, Telinver and Alto Palermo S.A. ("Alto Palermo"), the owner of a number of shopping centers located throughout Argentina, entered into an agreement under which Telinver became a shareholder of E-Commerce Latina S.A. ("E-Commerce Latina"). E-Commerce Latina owns 98% of Altocity.com S.A. ("Altocity"). Altocity engages in the business of selling via the internet a variety of items, including music CDs, electronic appliances, computer hardware and software and books. According to the agreement between Telinver and Alto Palermo, they both agreed to each hold a 50% interest in E-Commerce Latina and, subject to certain conditions, Telinver, and ourselves as successor of certain activities of Telinver, would make capital contributions to E-Commerce Latina in an amount up to U.S.$27 million. As of September 30, 2000 and 2001, Telinver, and ourselves as successor of certain activities of Telinver, had made capital contributions of Ps.22.2 million (in pesos restated for inflation until February 28, 2003) and U.S.$5 million to E-Commerce Latina, respectively. As part of the Reorganization Transactions, Telinver transferred to us its 50% interest in E-Commerce Latina, as of February 1, 2001. In addition, we and Alto Palermo undertook to make a voluntary capital contribution to E-Commerce Latina for the development of new business lines for a maximum of Ps.12 million, 75% of which is to be contributed by us.

     Other Investments

     As of December 31, 2004, we had a 0.12% share in Intelsat Ltd. Intelsat Ltd. owns and operates a global satellite system that provides voice/data and video services via satellite. Under an agreement signed between us and Intelsat U.K., the common shares held by us in Intelsat Ltd. were pledged as collateral for the payment of the obligations arising in relation to utilized segment capacity. We retain our voting and dividend rights on such shares as long as we do not incur any event of default. In October 2004, at the Shareholders' Meeting of Intelsat Ltd., the shareholders decided to sell 100% of Intelsat Ltd.'s capital stock to "Zeus Holding Limited". In exchange for the sale, the shareholders of Intelsat Ltd. received U.S.$18.75 per share. On January 28, 2005, Intelsat Ltd. announced the closing of the sale and made payments to its shareholders according to the terms of the sale. We recognized the effects of the sale of Intelsat Ltd. as of that date, which did not have a material impact on our results of operations. Moreover, we changed the collateral in the pledge agreement to a cash collateral in order to maintain the guarantee of payment of liabilities arising in relation to the utilized segment capacity.

     On July 19, 2004, the Special Shareholders' Meeting of New Skies Satellites N.V. ("New Skies") decided the liquidation of the company and the sale of 100% of its assets to "The Blackstone Group" subsidiaries. Pursuant to this transaction, we liquidated our 0.15% interest in New Skies. We accounted for the liquidation and sale of the interest in New Skies in fiscal year 2004. It did not have a significant impact on our results of operations.

     On December 26, 2002 we sold our 1.12% interest in TeleBrasil Sul Celular Participacoes S.A. for U.S.$570,000.

     We may from time to time, and in connection with Telefonica Internacional or our other affiliates, invest in or acquire other assets or equity interests in telecommunications operations in or outside of Argentina.

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

   Management Contract

     On the Transfer Date, we entered into a Management Contract with Telefonica as the operator. Under the Management Contract, Telefonica is responsible for managing our business and for providing services, expertise and know-how with respect to our entire range of activities. As required by the List of Conditions, the Management Contract provides Telefonica with management powers relating to our day-to-day operations. The basic terms and conditions of the Management Contract and certain related agreements, as in effect on the date hereof, are set forth below.

   Operator Responsibilities

     The responsibilities of Telefonica include (1) developing general policies;
(2) designing personnel and compensation structures; (3) supplying necessary personnel; (4) selecting appropriate technology and expertise; and (5) developing detailed action plans and budgets for our board of directors.

   Management Fee

     Under the Management Contract, Telefonica is entitled to receive an annual management fee calculated as a percentage (the "Management Fee Percentage") of our net income before deduction for, among other things, depreciation, financial expenses, income tax and the management fee itself (the "gross margin"). The valuation of each item included in the management fee formula is made in accordance with Argentine GAAP and is subject to review by a recognized external independent accounting firm designated by both us and Telefonica, with the report of such firm being conclusive. Such agreement was automatically extended until April 30, 2003 at Telefonica's option. The management fee amounted to 9% of the gross margin. In addition, on October 30, 2002, Telefonica notified us that it was exercising its option to extend the term of the Management Contract for an additional period of five years beginning April 30, 2003 pursuant to its right under the Management Contract. To that end, on July 30, 2003, we entered into a Supplement to the Management Contract pursuant to which the management fee was established as 4% of the gross margin, applicable beginning May 1, 2003; this was confirmed by the General Shareholder's Meeting held on April 19, 2004.
     During the fiscal years ended December 31, 2004, 2003 and 2002, management fees were approximately Ps.68 million, Ps.86 million and Ps.126 million, respectively (in pesos restated for inflation until February 28, 2003). In addition to the management fee, we are obligated under the Management Contract to cover the costs of personnel assigned to us.

   Duration

     The Management Contract originally had a seven-year term coinciding with the period of exclusivity provided for in the List of Conditions. The contract was automatically extended for an additional period coinciding with the extension of the period of exclusivity of our license to provide telecommunications services. As our license was exclusive until October 10, 1999 (see "--Competition" below), we and Telefonica continued to honor the terms of the Management Contract until such date. At Telefonica's option, the Management Contract was extended through April 30, 2008. Telefonica may terminate the Management Contract due to:

     (1) a delay of more than three months in the payment of the management fee;

     (2) the failure by us to implement certain management decisions proposed by Telefonica;

     (3) the revocation of our license due to any action or inaction of us or Cointel; or

     (4) the development of an irreconcilable conflict with us regarding the management of our business.

     In the event Telefonica terminates the Management Contract for any reason other than point (4) above, we are liable for all damages suffered by Telefonica as a result of such termination. If Telefonica terminates the Management Contract based on an irreconcilable conflict concerning general policies, a plan of action or the annual budget, it would be entitled to receive, as liquidated damages for 20 quarters following termination, an amount equal to 45% of the average quarterly management fee received during the preceding three years; provided, however, that payments for any remaining quarters after April 30, 2003 would be reduced to 33% of the average quarterly management fee. We may terminate the Management Contract due to the revocation of our license to provide telecommunications services due to the action or inaction of Telefonica or the liquidation or bankruptcy of Telefonica. See "--Regulatory Matters--Revocability of Our License".

Capital Expenditures

     Pursuant to then applicable regulations, we had to meet certain minimum annual standards regarding the expansion of our telephone system and improvement to the quality of service in order to maintain the exclusivity of our original license. The contract that now sets the terms of our non-exclusive license also contains a number of operating standards. See below "--Regulatory Matters--Service Requirements".

     The following table sets forth our capital expenditures.

                                                                     Capital Expenditures(1)(2)
                                             ------------------------------------------------------------------------------
                                             Twelve-Month    Twelve-Month     Twelve-Month     Three-Month     Twelve-Month
                                             Fiscal Year      Fiscal Year     Fiscal Year      Fiscal Year     Fiscal Year
                                                Ended            Ended           Ended            Ended           Ended
                                             December 31,    December 31,     December 31,    December 31,    September 30,
                                                 2004            2003           2002(3)           2001             2001
                                             ------------------------------------------------------------------------------
                                                 (in millions of pesos restated for inflation until February 28, 2003)
Buildings, Land and Equipment............          10               2               4               33               77
Switching and Transmission...............         191              85              74               77              321
External Plant(4)........................          26               7              20               52              242
Telephone Equipment......................          24              17              14               24              106
Materials................................         109              21              10               --               61
Other....................................          77              54              29               24               83
   Total.................................         437             186             151              210              890

----------
(1) The allocation of work in progress and prepayments to vendors among items has been estimated.

(2)  See Note 2.2 of our Consolidated Annual Financial Statements and Item 3:
     "Key Information--Selected Financial Data".

(3) Excludes Ps.29 million (in pesos restated for inflation until February 28, 2003) in construction in process corresponding to capitalized exchange differences.

(4) "External Plant" includes transmission lines and other transmission facilities (principally underground cables), but excludes real property not associated with transmission facilities, which is included under "Buildings, Land and Equipment".

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

     In addition, we agreed, as part of our purchase of Compania Argentina de Telefonos S.A., to install a significant number of digital lines and public telephones and to provide the Province of Mendoza, its municipalities and its provincially owned businesses with telephone service at a discount of 20%, except for international calls, until June 30, 2005.

     For the fiscal year ending December 31, 2005, we expect to make capital expenditures of approximately Ps.392 million. Estimates for capital expenditures are preliminary and are based upon assumptions regarding commercial, technical and economic factors such as rates for telecommunications services, exchange rates, inflation, demand and availability of equipment and buildings. See "--Business Strategy" and Item 5: "Operating and Financial Review and Prospects--Liquidity and Capital Resources".

Competition

     Until the deregulation of the access to the Argentine telecommunications market, we had been the only licensed provider of wireline public telecommunications services and basic telephone services in the Southern Region, where we owned virtually all public exchanges, the network of local telephone lines and the principal domestic long-distance telephone transmission facilities. Telecom had been the only licensed supplier of such services in the Northern Region. Since 1999, the Argentine government has issued a number of decrees liberalizing the telecommunications market and awarded numerous licenses. As a result, a number of new operators have entered the market. The new providers of local, domestic long-distance and international telephone services are now our direct competitors. The operators owning data transmission networks, few providers of internet protocol (IP) telephony services and other companies providing wireless services (including companies spun off from us in the Reorganization Transactions) are our indirect competitors to the extent those services may be substitutes for wireline telephony.

     The following table provides, as of January 1, 2005, the number of licenses granted by the Secretary of Communications per service:

Type of license                                                  Quantity(1)
---------------                                                  -----------
PCS..........................................................            6
Basic telephone service......................................          280
Local telephony..............................................           92
Domestic long-distance.......................................          127
International long-distance..................................          127
Public telephone.............................................           85
Internet access..............................................           26
Data transmission service....................................          425
Value-added service..........................................          659
Cellular service.............................................            4
Other........................................................        1,152
                                                                     -----
   Total.....................................................        2,983
----------
(1) Although there have been numerous licenses granted, most license holders have not entered the market or are not currently active. Many of these licenses have been granted for a specific geographic area.

     We are the incumbent operator in the Southern Region. The liberalization of access to the telecommunications market has not yet materially affected our market share. Changes in technology and the entrance of alternative operators such as data, cable and internet service providers, could subject us to significant competition and negatively affect our market share and revenues.

     Competition may be affected by changes in technology in the future. The telecommunications industry is subject to continuous, rapid and significant changes in technology and to the related introduction of new products and services. Our network is digital and relatively new, which should help us maintain our competitive position going forward. While we believe that in the foreseeable future these changes will not materially affect the continued efficacy of already implemented technologies and that we will be able to obtain access to appropriate technologies on a timely basis, we cannot predict with certainty the effect of technological changes on our business. New services and technological advances may offer additional opportunities to compete against us on the basis of cost, quality or functionality. It may not be practicable or cost-effective for us to replace or upgrade our installed technologies in response to competitors' actions. Responding to such change may require us to devote substantial capital to the development, procurement or implementation of new technologies, and may be dependent upon our ability to obtain additional financing. Although we believe that, for the foreseeable future, existing and developing technologies will not materially adversely affect the viability or competitiveness of our telecommunications business, we can give no assurance as to the nature and extent of the impact on us of technological change.

     Competition has and may continue to be affected by the business strategies and alliances of our competitors and the general business and economic climate in Argentina, including changes in demand, interest rates, inflation rates and the peso/U.S. dollar exchange rate, which may affect us and our competitors differently, not necessarily to our advantage. Additionally, a continuing trend toward business combinations and reorganizations in the telecommunications industry may create powerful new competitors. The consolidation of Telefonos de Mexico S.A. ("Telmex") in Argentina led this company to be the third largest telecommunication operator by its participation in

CTI, Telmex Argentina (formerly known as AT&T Latin America Argentine branch), Techtel and Metrored (in some case, through America Moviles).

   Basic Telephone Services

     We are the incumbent provider of basic telephone services in the Southern Region. However, other licensees currently providing local telephone services include Telecom, Telmex and Impsat.

     Telefonica Moviles, a company owned by our indirect parent, Telefonica, S.A., acquired the wireless communications assets of BellSouth in Latin America from BellSouth Corporation, including Movicom BellSouth. See "Competition - Indirect Competitors".

     We are now using our expanded fiber-optic network in the Northern Region to carry long-distance traffic and a multiservice network to provide local service in the three most important cities in the Northern Region where Telecom is the incumbent provider. We have expanded and improved our network capacity by, among other means: (1) the construction of fixed wireless networks equipped to provide symmetric and asymmetric voice services in the Northern Region; (2) activating new lines and focusing on achieving full capacity utilization on plant additions and on existing network capacity; and (3) others, including the expansion of the transmission network to accommodate current traffic (including local, multiple-area, domestic long-distance, and submarine cable traffic). As of December 31, 2004, we had built approximately 17,187 kilometers of an optical fiber network, of which (1) 5,305 kilometers are in the Northern Region for domestic long-distance transmission between major cities, and (2) 11,882 kilometers make up another optical fiber network for transmission between local exchanges. The fiber-optic network currently extends to several of the larger Northern cities in Argentina. We use supplemental leasing of circuits from other providers to increase our ability to offer long-distance service in the Northern Region.

   Domestic Long-Distance Service

     Our principal competitors in providing domestic long-distance telephone services are Telecom, Telmex, CTI, I-Plan and Impsat. Our exposure to competition has increased due to the presubscription process and is likely to increase once carrier selection through dialing ("call by call") is fully implemented. See "--Regulatory Matters--Regulations Related to Long-Distance Services". As a consequence of the presubscription process, certain local service customers opted for one of our competitors, and certain Telecom local services customers opted for us or for one of the other competitors as their new provider of long-distance services. As of December 31, 2004, the total number of long-distance services customers gained (approximately 162,000 lines) was less than customers lost (approximately 454,000 lines). We have focused on "win-back" activities regarding those customers that opted for other providers. Customers will be able in the near future to select their long-distance provider by dialing a specific three-digit code number at the time they make a call. This new system, when fully operative, will co-exist as an alternative for the presubscription provider for the line that originates a long-distance call. As of the date of this Annual Report, our networks and equipment are available to provide the selection services, but no operator has asked us for interconnection.

   International Long-Distance Service

     Domestically, we face competition mainly from Telecom, CTI, Techtel, Telmex Argentina (formerly known as AT&T Latin America, Argentine Branch), Impsat and I-Plan with regards to international service. Such competition is affected by factors, including price, service, technical performance, marketing strategy and functionality.

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

   Public Telephone Service

     Our principal competitors for public telephone service are Telecom, Telefonia Publica y Privada S.A. (formerly DAKOTA S.A.) and Telecentro S.A., a cable television operator. As of December 31, 2004, we owned 117,028 public phones in Argentina. As of December 31, 2004 there were 85 licenses granted to service providers, but there were only 14,815 public phones installed in the Southern Region not belonging to us.

   Internet Access and Value-Added Services

     Currently, Telefonica Data, Telecom and other companies are licensed to provide internet access and value-added services throughout Argentina. A number of companies have obtained or expanded their internet access products and services as a result of acquisitions and strategic investments in Argentina. Similar acquisitions by our competitors may permit these competitors to devote greater resources to the development and marketing of new competitive products and services and to the marketing of existing competitive products and services.

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

     To that end, we are offering ADSL service, which we are capable of providing through our own network. ADSL works by splitting an existing telephone line signal in two, one signal for voice and the other for data. ADSL permits internet access simultaneously with telephone usage and provides a fast internet connection. During 2004, we focused on expanding this service and increased the number of ADSL lines by 172%. As of December 31, 2004, we had 188,840 customers subscribed to ADSL and held a broadband market share in the Southern Region of approximately 81% according to internal estimates. We expect to continue expanding our offering of this service in 2005.

     The main competition to ADSL service is cable-modem service, which also offers broadband internet service.

   Indirect Competitors

     Wireless services have, since their inception, competed indirectly against wireline local services that we provide because cellular and PCS are, in certain cases, alternatives to those services, as well as to public telephone services. We also face indirect competition from PCS providers such as Telefonica Unifon (Telefonica Comunicaciones Personales), Movicom BellSouth, Telecom Personal, CTI, and Nextel. Both Telefonica Unifon and Movicom BellSouth are affiliated to us. PCS is a telecommunications service similar to cellular services. PCS may not be limited to mobile services and may include fixed services; PCS licensees may render these fixed services within the geographic areas that we serve. In the past few years, these wireless alternatives have experienced rapid growth and had approximately 13 million clients as of December 31, 2004, according to internal estimates. This growth was accompanied with strong investments in Global System for Mobile Communications ("GSM") networks.

     Furthermore, current available technology permits telephone calls and internet access (which itself may be used to carry voice calls) via cable, and it is reasonable to expect that we will face some amount of competition from cable companies. Some cable companies have begun to provide such telephone services through cable but this has not materially affected our revenues.

Regulatory Matters

   Introduction

     We operate in a regulated industry. The operation of telecommunications systems in Argentina has been and is subject to laws and regulations.

     The provision of telecommunications services is regulated by the Secretary of Communications and supervised by the National Communications Commission, subject to the participation in certain cases of the Undersecretary of Competition, Deregulation and Consumer's Defense (the Subsecretaria de la Competencia, la Desregulacion y la Defensa del Consumidor). The Secretary of Communications establishes the legal framework and policies. The National Communications Commission enforces the legal framework and policies and supervises the telecommunications industry. The Undersecretary of Competition, Deregulation and Consumer's Defense enforces and supervises competition and consumers' protection regulations.

     The National Communications Commission has authority, among other things, to:

     o supervise regulatory compliance, including the achievement of the mandatory goals set forth by the List of Conditions;

     o approve equipment to be installed on the user side of the network and at the operating interface between us and any independent operators and between us and the suppliers of competing services;

     o propose to the Secretary of Communications the determination of technical and service standards and supervise compliance with such standards;

     o resolve through administrative proceedings certain types of disputes between us and our customers and between us and other suppliers of telecommunications services; and

     o    approve changes to service requirements.

     In compliance with its mandate, the Secretary of Communications has issued resolutions to regulate several aspects of telephone services, principally in the areas of interconnection of the network, contracting procedures and complaint procedures. It is customary that affected parties review and comment upon such proposed regulations both before and after resolutions are approved. In the ordinary course of our business, objections to certain of the resolutions have been filed by us and are pending. The Secretary of Communications has from time to time required opinions from interested parties, including us, other providers of telecommunications services, consumer groups and other entities related to the telecommunications industry regarding several issues, such as those relating to the restructuring of rates, basic telephone service, service quality, interconnection with other service providers and financial and accounting information. These regulations issued by the Secretary of Communications, together with the List of Conditions, the Transfer Contract and the licenses granted to us to provide the telecommunications services described herein and in the National Telecommunications Law No. 19,798, as amended, the decrees establishing the National Communications Commission and certain other laws and regulations, such as Decree No.764/00, provide the general legal framework for our activities.

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

     At present there are various other legislative initiatives with possible effects for our industry. Some of these bills and regulations aim to:

     o regulate the granting of concessions and licenses, and possibly revoke all such concessions and licenses;

     o    regulate tariffs and prohibit the automatic tariff adjustment;

     o require certain investments as a condition to maintain concessions or licenses granted;

     o restrict the ability to discontinue the supply of services to customers in arrears; and

     o    establish new municipal taxes.

     It is impossible to predict whether these proposed bills and regulations will be enacted into laws or become part of the regulatory framework that governs our activities. Similarly, we cannot tell whether these proposed laws and, even, regulations will be changed, modified or amended in any way, or what effect such change could have on our operations.

     Our Consolidated Annual Financial Statements only consider the actual effects, or those foreseen by management, of laws and regulations enacted as of the date of such financial statements. The effects of any new law or regulation will be considered only after it has become effective and a part of the regulatory framework applicable to our activities.

     Based upon information currently available, except in connection with tariff renegotiation, where we are uncertain whether the evolution of such regulatory framework will adversely affect our telecommunications business, financial condition and future results of operations, we are not aware of any other regulatory changes that might materially and adversely affect us. Nevertheless, we are not in a position to control the nature, extent and timing of government action in this area or to predict with any certainty the course of such developments.

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

     Decree No. 264/98 also established a period of transition to competition in the telecommunications industry and provided a schedule for other liberalization of competition that included:

     o the immediate opening to competition of public telephone services pursuant to regulations that were to be issued by the Secretary of Communications; and

     o beginning June 21, 1998, the opening to competition of rural telephone services.

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

   Current Regulatory Environment

     On September 3, 2000, the Argentine government issued Decree No. 764/00, which, in the context of the deregulation of the access to the telecommunications market, approved the Rules for Licenses for Telecommunications Services, the Rules for Interconnection, the Rules for Universal Service and the Rules for the Administration, Management and Control of the Radioelectric Spectrum. These rules constitute the current regulatory framework applicable to us. The above-mentioned rules address, among other issues, the requirements to obtain the licenses to render telecommunications services; the conditions to establish tariffs and the providers' obligations; the technical and economic aspects for interconnection to the networks of different providers; the programs, administration and economic issues of Universal Service; and the principles that will govern the management and control of the radioelectric spectrum. On September 19, 2000, we filed a petition against certain specific issues of Decree No. 764/00. There has not yet been a ruling on these issues. As of the date of this Annual Report, the Secretary of Communications has not yet issued the General Rules regarding Restrictive Practices in Competition and Cross-Subsidies mandated by the provisions of Decree No. 264/98.

     The Rules for General Licenses established that (1) a free-price regime would be established for the new entrants, together with a fixed-rate regime for the incumbent operators, except in the case where there is "effective competition" for specific services and areas, (2) one license may serve for all telecommunications services and (3) radio and television operators may receive licenses to provide telecommunication services.

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

     In January 2002, the Public Emergency Law introduced significant changes to the agreements executed by the Argentine government, including those regarding public works and services, such as our rate agreements. This law mandates that the prices and tariffs resulting from such agreements shall be converted into pesos at a rate of one peso per U.S. dollar and frozen, not permitting indexation of any kind. It also authorizes the Argentine government to renegotiate the above-mentioned contracts, taking into account the following criteria in relation to public utility services:

     o the impact of the tariffs on the competitiveness of the economy and on the distribution of income;

     o service quality and investment plans, when such issues are included in the pertinent agreements;

     o    the interest of users and the access to the services;

     o    the security of the systems; and

     o    the profitability of the companies affected thereby.

     On February 12, 2002, the Argentine government issued Decree No. 293/02, which entrusts the Ministry of Economy with renegotiation of public services agreements affected by the Public Emergency Law, including agreements governing the provision of basic telephone services. Proposed agreements or recommendations resulting from the renegotiation process and executed by the Ministry of Economy were to be submitted to a special commission created within the Argentine Congress for its consideration, although the commission's opinion shall not be binding upon the parties. We fulfilled the filing of the information required by the Argentine government, which included proposals as to how to adjust our tariffs in light of the economic crisis.

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

     In order to assist public utility companies in the renegotiation process, the Ministry of Economy issued procedural guidelines establishing a schedule comprised of four phases:

     o informal meetings with the relevant parties to discuss the renegotiation process;

     o presentations by public utility companies explaining how they have been impacted by the crisis and submitting proposals for possible solutions;

     o    discussion and analysis of the proposals; and

     o submission of proposed agreements to the Ministry of Economy for consideration.

     Pursuant to the process established for the renegotiations, we submitted a proposal regarding our tariff regime. We proposed that the Argentine government reinstate the tariff regime that was suspended in 1991 provided for under the Transfer Contract, reinstating the peso-denominated tariffs indexed to the monthly Argentine consumer price index. Under our proposal, if there were significant differences between the Argentine consumer price index and the variation of the U.S. dollar/peso exchange rate as stated in the Transfer Contract, the tariffs would be adjusted by applying a formula equal to 40% of the monthly variation in the exchange rate of the U.S. dollar and 60% of the variation of the monthly consumer price index in Argentina. We also proposed alternative approaches to achieve a tariff regime that would reflect current prices while considering the present general situation of the consumer, including a transitional tariff regime that would ease tariffs from the current fixed tariffs to the tariffs calculated as described above in accordance with the Transfer Contract. The relationship between variables determining revenues and expenses is currently mismatched as a result of the pesification and freezing of our rates within the context of a potentially inflationary economy and may continue to be mismatched depending upon the outcome of our pending tariff renegotiation with the Argentine government. Our tariff renegotiation proposal attempts to achieve the relationship between variables determining revenues and costs, i.e., the "economic and financial equation", contemplated in the Transfer Contract.

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

     Law No. 25,790 sets forth that the term to renegotiate the agreements for public works and utilities is to be extended until December 31, 2004, term that has been further extended until December 31, 2005 pursuant to Law No. 25,972. The National Executive Power shall be responsible for submitting the renegotiation proposals to National Congress, which will have to communicate its decision within a period of 60 running days counted from the date of reception of the proposal. In the event such period expires without Congress having reached a solution, the proposal shall be deemed accepted. If the proposal is rejected, the National Executive Power shall resume the process to renegotiate the respective agreement. This rule establishes that the decisions adopted by the National Executive Power in this re-negotiation process shall not be limited to, or subject to, the stipulations contained in the above-mentioned regulatory frameworks currently governing the concession or licensing agreements for the respective public utilities. Renegotiation agreements may cover partial aspects of concession or licensing agreements, contain formulas to adjust such agreements or temporarily amend them and include the possibility of agreeing upon periodical reviews, as well as the establishment of conditions that must be met by the quality parameters applied to services. If there were temporary amendments, they should be taken into consideration in the terms of the final agreements reached with concessionaires or licensees. The legal provisions do not authorize public utilities contractors or concessionaires to suspend or alter compliance with their duties.

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

     This law also established that the decisions made by the National Executive Power during the renegotiation process shall not be limited by, or subject to, the stipulations contained in the regulatory frameworks currently governing the concession or licensing agreements for the respective public utilities. Renegotiation agreements may cover certain aspects of concession or licensing agreements, and may contain formulas to adjust such agreements or temporarily amend them. The law also includes the possibility of agreements subject to periodical reviews or subject to quality parameters applied to services rendered. If there are temporary amendments, such amendments must be taken into consideration in the final agreements reached with concessionaires or licensees. The legal provisions do not authorize licensees of public utilities contractors or concessionaires to suspend or alter compliance with their duties.

     Under the legal framework described, on May 20, 2004, we, Telecom Argentina S.A. and the Argentine government signed a Memorandum of Understanding (the "Memorandum of Understanding") pursuant to which we all agreed to maintain the General Tariff Structure currently in force for the Basic Telephony Service until December 31, 2004, without waiving our rights. The parties also ratified their intent to reach a final contractual renegotiation before December 31, 2004, which did not happen. In addition, pursuant to the provisions of the Transfer Contract, the parties agreed that any new tax or charge, or any variation in those currently in force, subject to the control of Regulatory Authorities as established in certain sub-sections of the List of Conditions, shall be itemized in the bills issued to customers for services in the jurisdictions levied with the respective tax or charge.

     With the objective of establishing mechanisms to enhance access to telecommunications services, in the Memorandum of Understanding, an agreement was reached to implement the measures necessary to develop the following services:

     1. virtual telephony cards for the beneficiaries of the Head of Household Plan and for pensioners who do not have a telephone line and who meet the eligibility requirements set forth in the respective resolution;

     2. internet access service in all its provincial centers at discount prices; and

     3. addition of the heads of household who own a telephone line and meet the respective eligibility requirements for registration in the Program "Retirees, Pensioners and Low-Consumption Households".

     As stated in the Memorandum of Understanding, the Secretary of Communications issued Resolutions No. 261 and No. 272, dated November 12, 2004 and November 23, 2004, respectively.

     Pursuant to Resolution No. 261, the Secretary of Communications approved our promotional offer to provide dial-up internet access service, as described in sub-paragraph 2 above, at lower prices to customers in urban areas located more than thirty kilometers away from our current hubs for the supply of low cost internet (0610 internet) access service, in order to increase the number of areas with access to the internet.

     Pursuant to Resolution No. 272, the Secretary of Communications accepted the proposal to implement the "Virtual Telephony" service for the beneficiaries of the Head of Household Plan mentioned in sub-paragraph 1 above, consisting in the Value Added Voice Messaging Service that allows users to receive and store messages. This service is available in the Buenos Aires Multiple Area, La Plata, Mar del Plata, Mendoza, Bahia Blanca and Neuquen. As of the date of issuance of this Annual Report, both the Secretary of Communications and the CNC are analyzing the implementation of the services described in paragraph 3 already mentioned. In the opinion of our management, the application of the measures mentioned in sub-paragraphs 1, 2 and 3 will not have a significant impact on our results.

     During the final months of 2004 and the beginning of 2005, the Argentine government reached letters of understanding with several providers of public services, which established tariff adjustments of 15% to 30% and a new term for their review. These agreements will be validated once they are signed as Argentine decrees. As of the date of this Annual Report, however, there have not been any letters of understanding or tariff adjustments for our telecommunication services.

     On March 8, 2005 the Ministry of Economy and the Ministry of Federal Planification, Public Investment and Services, pursuant to resolutions No. 123 and No. 237, respectively, scheduled public audiences with electrical and gas companies for tariffs increases. However, no telecommunication services companies have been notified of a date for an audience.

     According to the opinion of management and our legal counsel, under general administrative law principles applicable to the Transfer Contract and List of Conditions, future tariffs should be fixed at a level which is sufficiently fair to cover service costs so as to preserve a regular, continued and efficient public telephone service supply within the legal framework by which the Transfer Contract is governed. Nevertheless, no assurance can be given that the Argentine government will adopt this position. It is possible that such tariff regime will not maintain the value of our tariffs in U.S. dollars or constant pesos over time in accordance with any past and potential future increases in the general price levels. If as a result of the renegotiation, future tariffs evolve at a pace that does not allow restoration of our economic and financial equation that both the List of Conditions and the Transfer Contract intend to preserve, such tariff regime would have an adverse effect on our future financial position and results of operations. As of the date of this Annual Report on Form 20-F, our management is unable to foresee the final result of the renegotiation under the Public Emergency Law or when or what tariff regime will be in effect in the future. We do not know when the renegotiations will be concluded and whether they will be concluded in a manner that would not have an adverse effect.

     The Ministry of Economy, by Resolution No. 72/03 issued in February 2003, approved a method to calculate and transfer to our clients the impact of the tax on bank checking account transactions introduced by Law No. 25,413 that is paid by us on or after the effective date of such resolution. Resolution No. 72/03 explicitly referred to the Transfer Contract as a basis for approving such method. We believe that the position that the Ministry of Economy took in this resolution is consistent with our proposal and understanding of our rights under the Transfer Contract. According to Resolution 72/03, any such tax paid before that date should be included in the contract renegotiation required under the Public Emergency Law.

   Rate Regulations

     Decree No. 764/00 establishes that providers of telephone services may freely set rates and/or prices for their services, which shall be applied on a nondiscriminatory basis. However, until the Secretary of Communications determines that there is effective competition for telecommunications services, the "dominant" providers in such areas, which includes us, must respect the maximum tariffs established in the General Rate Structure. Below the values established in such tariff structure, such providers may freely set their rates by areas, routes, long-distance legs and/or customer groups. To determine the existence of effective competition, the dominant providers must demonstrate that other providers of the same service obtained 20% of the total revenues for such service in the local area of the basic telephone service involved. Effective competition will be considered to exist in the provision of national or international long-distance services for calls originated in a local area covered by basic telephone service when the customers in such area are able to choose, through the dialing selection method, among more than two service providers, if each of them offers more than one long-distance destination.

     In 2000, we filed a request to the effect that effective competition be officially acknowledged in the Buenos Aires Multiple Area ("AMBA"). Pursuant to Resolution of the Secretary of Communications No.304/03, the Secretary of Communications asked that we revise the presentations submitted, supplying additional information. We have complied with this request and no resolution has yet been made in the case.

     For the areas and services for which effective competition has not been declared to exist, tariff agreements established that the maximum tariff per pulse had to be expressed in U.S. dollars in addition to a right for us to choose whether to adjust such tariff from April 1 to October 1 of each year based on the variation in the Consumer Price Index of the United States of America. However, the Public Emergency and Exchange System Reform Law No. 25,561, dated January 6, 2002, provided that in the agreements executed by the Federal Administration under public law regulations, including public works and utilities, indexation clauses based on foreign countries' price indices and any other indexation mechanisms could no longer be used. Law No. 25,561 also established that the prices and tariffs resulting from such clauses are to be denominated in pesos at the Ps.1 to U.S.$1 exchange rate. Furthermore, this Law authorized the National Executive Power to renegotiate the above contracts taking into account the following criteria in relation to public utilities: (a) the impact of tariffs on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the systems comprised; and (e) the profitability of the companies.

     Under the tariff regulation mechanism in effect known as Price Cap, to which we are subject, tariff discounts have been applied based on a formula made up by the U.S. Consumer Price Index and an efficiency factor. On October 4, 2001, the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires, in relation to the complaint filed by Consumidores Libres Cooperativa Limitada de Provision de Servicios Comunitarios ("Consumidores Libres"), mentioned in Note 11.d to the Consolidated Annual Financial Statements, awarded a precautionary measure ordering the National Government, us and Telecom to refrain from applying the corrections set forth in Section 2 of the Agreements approved by Decree No. 2,585/91 until final judgment is rendered in the case, which meant that the rates could not be adjusted by the U.S. Consumer Price Index.

     We, Telecom and the Secretary of Communications entered into agreements for the application of the Price Cap for the 2000-2001, 2001-2002 and 2002-2003 periods. The Price Cap for the 2000-2001 period was established at 6.75%, of which 6% was allocated to rate reductions attributable to discount plans that were in effect in 2000 and the non-application of the semiannual adjustments to the pulse of that year value, among other items. The remaining 0.75% was to be applied as defined by the licensees. The Price Cap for the 2001-2002 period was established at 5.6%, and would be allocated to the non-application of the semiannual adjustments to the pulse value of 2001, plus the balance of the non-computation of the pulse value not applied in the price cap for the previous year. To date, the remaining amount has not been allocated to the services contemplated in the agreement. The Price Cap for the 2002-2003 period was established at an efficiency factor which could not exceed 5%, but its value was not fixed. The above mentioned agreements require the approvals of the Ministries of Economy and Federal Planning, Public Investment and Services, which are still pending as of the date of issuance of this Annual Report. Moreover, neither the effect of the reduction in rates previously implemented as compared to the rate reduction adjustments established by the Secretary of Communications nor the rate differences pending application under the referred agreements, have been established. There was no Price Cap for the 2004 period.

     In the opinion of our management and our legal counsel, the resolution of these issues related to the Price Cap and the complaint filed by Consumidores Libres might exclusively affect the maximum tariffs for future services that we are authorized to collect from our customers for services, areas or customers in which effective competition has not been declared. As of December 31, 2004, these maximum tariffs are the result of the application to the tariffs in force as of November 7, 2000, the discounts applied as a result of the implementation of the Price Cap corresponding to period 2000-2001 and to the advanced decreases corresponding to the period 2001-2002, as established in the agreements mentioned.

     Under the Price Cap mechanism currently in effect, the rate reduction percentage and the services to which such reductions will eventually apply depend on the final approval of the above rate agreements, and on the outcome of the legal proceedings commenced by Consumidores Libres regarding the effective rate system.

     Based on current rate regulation mechanisms, and considering our defense against the above legal proceedings, in the opinion of our management and our legal counsel, the outcome of these issues will not have a negative impact upon our financial position or a significant adverse effect on our results of operations.

     In addition, Decree No. 764/00 reduced, as of November 2000, the interconnection charges for the origin and destination of calls in local areas to 1.1 Argentine cents per minute for those districts with more than 5,000 inhabitants or a telephone-set density above 15 telephones for every 100 inhabitants, to 1.3 Argentine cents per minute for the remaining districts and for those areas included in the original license of independent operators, and to 0.30 cents per minute for the transit within local areas. A 3% semiannual "price cap" reduction was applied during the first two years after these rules and regulations became effective. By virtue of the Public Emergency Law, the interconnection charges related to origin and destination of the calls were pesified at the rate of Ps.1.00 per U.S. dollar, and during 2003 and 2004 most of these private contracts were adjusted by CER.

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

     On December 1, 1999, the Secretary of Communications issued Resolution No. 4,269/99, which finally determined the excess revenue amount as Ps.18 million rather than the preliminary amount of Ps.14 million for the two-year period between February 1997 and February 1999, as previously determined by the Secretary of Communications. As Resolution No. 18,968/99 similarly provided, Resolution No. 4,269/99 states that the National Communications Commission will determine the form and time of implementation of the corresponding tariff reduction. We have filed an appeal for review and modification of Resolution No. 4,269/99, on the grounds that the calculation method used by the Secretary of Communications to determine the impact of the tariff restructuring established by Decree No. 92/97 was flawed. As of the date of this Annual Report, such appeal has not been resolved and the National Communications Commission has not determined the rules for its implementation.

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

   Service Requirements

     Pursuant to the List of Conditions and the License Agreement, we must ensure continuity, reliability, nondiscrimination and universal service provision. We also must provide, among other services, free emergency telephone services, free telephone directories to all subscribers and operator-assisted information. In addition, the List of Conditions sets forth certain mandatory service objectives that we had to achieve and maintain. These include requirements pertaining to network penetration (new residential and public telephone lines, waiting-time standards for installation), network performance (frequency of failure, repair time standards, percentage of call completion), customer service (speed of operator's response, maintenance and information service) and call efficiency (percentage of calls not "dropped" by the network).

     Additionally, the List of Conditions provides that we must

     o    comply with applicable regulations,

     o    meet standards established for the physical condition of the network,

     o    permit nondiscriminatory access to providers of competing services,

     o    maintain connections to all cities presently connected to our network,

     o provide interconnection with international service operators and with other competing networks, as well as access to competing networks for their users, and

     o provide equal access to telephone lines to suppliers of data and value-added services.

     In responding to consumer demand for new line installations and to meet the average waiting time requirement, we performed line installations in excess of those required in the List of Conditions. As of December 31, 2004, our backlog of pending applications for service was 35,578 lines.

   Revocability of Our License

     Our license is revocable in the case of serious noncompliance with certain obligations. The List of Conditions and the Transfer Contract set forth certain obligations of which the following are still in effect:

     o assets transferred to us for use in providing telecommunications services may not be sold, assigned, transferred or encumbered in any way without the approval of the Secretary of Communications;

     o certain shareholders of Cointel are required to retain a specified interest in Cointel's common stock, and Cointel is required to own Class A Shares representing 51% of our total capital stock except if otherwise approved by the Secretary of Communications;

     o we must provide a certain level of basic telephone services, and maintain our principal place of business in Argentina;

     o    we must maintain certain service quality standards; and

     o    we must avoid liquidation.

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

     On December 20, 2001, the Ministry of Economy issued the Carrier
Selection Rules for long-distance calls, which require carriers to make their networks and equipment available to provide the selection services within 80 days following the publication of these rules. Accordingly, customers will be able to opt for their long-distance provider by dialing a specific three-digit code number. This new system will co-exist as an alternative for the presubscription provider for the line that originates a long-distance call at the time of making each call. On February 4, 2003, the Ministry of Economy issued Resolution No. 75/03, compelling providers to make available the carrier selection for fixed and mobile services within 120 days. As of the date of this Annual Report, our networks and equipment are available to provide the selection services, but no operator has asked us for such type of interconnection.

   Interconnection

     Decree No. 764/00 approved new Rules for National Interconnection and established the interconnection standards and conditions with which telephone service providers must comply without affecting preexisting agreements. These Rules for National Interconnection establish that:

     o several interconnection services are to be considered as essential facilities;

     o    charges for access are to be substantially reduced;

     o clients are allowed to directly access to the Number Translation Services (internet service providers, call centers, etc.) whose providers are treated as "owners" of the calls; and

     o    number portability right would be implemented.

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

     Under these rules, operators are categorized as follows:

     o operators with Dominant Power: those whose revenues are over 75% of the total revenues for services rendered in a specific area or for a specific service;

     o operators with Significant Power: those whose revenues are over 25% of the total revenues for services rendered in a specific area or for a specific service; and

     o    all other operators.

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

     The Rules for National Interconnection also establish the obligation for Dominant and Significant Power Operators to unbundle their local loops (physical link and its capacity between the carrier's capacity and the clients' facilities) and to allow competitors to use them on the basis of technical reasonability. As of the date of this Annual Report, the working group in charge of setting reference rates for this service has not been created.

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

   Universal Service Funding

     Decree No. 764/00 approved the new Universal Service Rules and Regulations to promote the access to telecommunications services by customers either located in high-cost access or maintenance areas or with physical limitations or special social needs. Such rules and regulations establish that the deficit for the provision of these services will be through a "Universal Service Fund", to be financed by all telecommunications providers (including us) through the payment of 1% of total revenues for telecommunications services, net of any direct tax applicable on them. The regulation adopts a "pay or play" mechanism for compliance with the mandatory contribution to the Universal Service Fund, although it also establishes a mechanism for exemption from contribution for basic telephone service licensees that takes into consideration loss of revenues and market share. Payment of contributions required to be made by service providers may be substituted with the provisions of services, included in the initial programs or in accordance with any of a number of programs that may be approved by the Secretary of Communications with the participation of the Secretary of Competition, Deregulation and Consumer's Defense. The obligations in connection with this regulation became effective on January 1, 2001. Nevertheless, as of the date of this Annual Report, the Secretary of Communications has not yet ruled on the mechanism by which we should recover the cost incurred for rendering these services.

C.   Organizational Structure.

     As of the date of this Annual Report, Telefonica owns, through affiliates, approximately 98% of our outstanding shares. The remaining shares are owned by holders not affiliated with Telefonica (the "Minority Shareholders"). Our capital stock is held by the following affiliates of Telefonica:

     o Cointel (holder of all our Class A Shares representing 62.5% of our capital stock and 40.2 million Class B Shares representing 2.3% of our capital stock),

     o    Telefonica Internacional, a Spanish company, and

     o    TIHBV, a Dutch company.

     Cointel's current shareholders consist of three affiliates of Telefonica, which together beneficially own 100% of Cointel's common stock. One of these is Telefonica Holding de Argentina S.A. ("Telefonica Holding"), which directly owns 50% of Cointel's stock. Telefonica Holding has advised us that as of December 31, 2004, the principal shareholder of Telefonica Holding is Telefonica Internacional (with a 99.96% equity interest).

     The following chart illustrates our corporate structure reflecting the common stock ownership of the group as of the date of this Annual Report.

              [OBJECT OMITTED ILLUSTRATING OUR CORPORATE STRUCTURE]

     Our only subsidiary is Telinver S.A., an Argentine sociedad anonima in which we own almost a 100% equity interest and we also have a 50% equity interest in E-Commerce Latina.

D.   Property, Plant and Equipment.

     Our principal properties consist of a transmission plant, including outside plant and trunk lines, and exchange equipment. These properties have historically been and continue to be located throughout the Southern Region, principally in the province of Buenos Aires, but in connection with the extension of our service area to the Northern Region, are also located to a lesser extent in that region of Argentina. Of the net book value of our total outside plant, property and equipment as of December 31, 2004:

     o our outside plant, including external plant, transmission and switching equipment represented approximately 71.9%;

     o construction in progress, materials and prepayment to vendors represented approximately 71.5%;

     o    land and buildings represented approximately 20.1%; and

     o    furniture, cars and office equipment represented approximately 0.5%.

     A substantial portion of our assets may be considered to be dedicated to the provision of an essential public service, and, therefore, under Argentine law, would not be subject to attachment, execution or other legal process.

     The Transfer Contract requires us to register title to all registrable property that we acquired from ENTel prior to the second anniversary of the Transfer Date. Although the period originally providing for the transfer of title to this property lapsed on October 27, 1994, ENTel issued Resolution No. 96/94, extending indefinitely the period for the transfer of title. Under the terms of this Resolution, ENTel must give 60 days' notice to us prior to terminating the registration period. Under Resolution No. 96/94, we may claim the same indemnity for real property not conveyed to us prior to the expiration date set forth in the original Transfer Contract.

     As of December 31, 2004, this property had a book value of approximately Ps.600 million (based on net book value at that date), but we had registered property with a book value of approximately Ps.524 million in our name, in pesos restated for inflation until February 28, 2003.

     The transfer of title to the assets of ENTel was suspended in December 1991. This was because ENTel disputed its contractual obligation to pay stamp taxes on the transfer of assets located in the various Argentine provinces. We subsequently elected to pay these taxes in order to expedite the registration process. We, however, reserved the right to claim the stamp taxes from ENTel. The actions for the transfer of title to the assets of ENTel have been resumed.

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

     We prepare our financial statements in accordance with Argentine GAAP. Argentine GAAP differ from U.S. GAAP. See Item 3: "Key Information--Selected Financial Data" and Note 20 to our Consolidated Annual Financial Statements, which describe the principal differences between Argentine GAAP and U.S. GAAP that apply to us.

Introduction; Presentation of Financial Information

     We are a licensed supplier of wireline public telecommunications, basic telephone and long-distance services in Argentina. Our most significant affiliate is our almost wholly owned subsidiary Telinver, which publishes telephone directories in Argentina.

Factors Affecting Our Consolidated Results of Operations

   Overview

     The Argentine economy had been mired in a severe economic recession that began in the second half of 1998. Argentina's GDP has fallen every year since then, culminating in a decrease in 2002. In 2002, the peso had devalued by 237.0% (having reached 290% as of June 25, 2002) and Argentina experienced a rise in the wholesale price index of 118.0%. In 2003 the peso appreciated by 13.1%, the price index grew 3.7% and the GDP growth was 8.7%. In 2004 the peso devalued against the U.S. dollar by 1.7%, the price index grew 6.1% and the GDP growth was 9.0%.

                                                            December 31,
                                                   -----------------------------
                                                   2004         2003       2002
                                                   -----------------------------
Wholesale price index (annual % change)........     7.9         2.0       118.0
Consumer price index (annual % change).........     6.1         3.7        41.0
Gross domestic product (annual % change).......     9.0         8.7       (10.9)
Devaluation/(Appreciation) (annual % change)...     1.7       (13.1)      237.0
----------
Source: INDEC, Banco Nacion Argentina.

     Our results of operation and financial situation have been negatively impacted by drastic political and economic changes that took place in Argentina from 2002. Because of the recent political and economic instability in Argentina, the following discussion may not be indicative of our current or future results of operations, liquidity or capital resources and may not contain all of the necessary information to help you understand the information contained in this discussion with results from previous or future periods. In particular, it may be difficult to discern trends from our historical financial statements or in future periods due to the following factors:

     o    the volatility of the exchange rate; and

     o the reintroduction of inflation accounting and its subsequent suspension.

     Accordingly, the following discussion should be read in conjunction with, and is qualified in its entirety by, the risk factors contained in this Annual Report. The most important factors affecting our results of operations were the following:

     o    Pesification of our tariffs

          Prior to 2002, our tariffs were denominated in U.S. dollars and billed to the customer in pesos. The Public Emergency Law abolished dollar-based tariffs and converted all public service tariffs (including our tariffs) into pesos at a one-to-one exchange rate.

     o    Freezing of our tariffs

          Our dollar-denominated tariffs were semiannually adjusted in line with the U.S. consumer price index. The Public Emergency Law abolished automatic indexation and froze our tariffs and to this date this is still in effect.

     o    Devaluation

          The Public Emergency Law eliminated the U.S. dollar - peso parity. Soon after, the Argentine government permitted the peso to float freely against the U.S. dollar with a resulting decline in its value. The devaluation has had a material adverse impact on our results of operations as it was coupled with the pesification and freezing of our tariffs. In addition, major portions of our indebtedness are in U.S. dollars or other foreign currency. During 2002 we had a financial loss of Ps.2,471 million as a consequence of the 237% devaluation of the peso against the U.S. dollar, while during 2003 we had a financial gain of Ps.760 million as a consequence of the 13.1% appreciation of the peso against the U.S. dollar. During 2004, we had a financial loss of Ps.67 million as a consequence of the 1.7% devaluation of the peso against the U.S. dollar.

     o    Inflation and Inflation Accounting

          During 2002, Argentina experienced inflation of 41% and 118% measured in terms of the consumer price index and the wholesale price index, respectively. As a result of the high inflation, Argentine GAAP reintroduced inflation accounting. During 2003, Argentina experienced inflation of 3.7% and 2.0% measured in terms of the consumer price index and the wholesale price index, respectively; inflation accounting was suspended during 2003. During 2004, inflation measured in terms of consumer price index was 6.1% and inflation measured in terms of the wholesale price index was 7.9%. The most important impact of inflation on our results of operations was the incorporation into our financial statements of the effect of the exposure of our monetary assets and liabilities to inflation and the restatement in constant currency of the rest of our income statement accounts. The effect on our balance sheet and our shareholders' equity was the restatement of our non-monetary net assets in constant pesos.
          See "--Inflation Accounting" below.

     The pesification and freezing of our tariffs, the changes in the peso/U.S. dollar exchange rate, inflation, inflation accounting and the partial recovery of the economy are the main explanations for the variations in our results in 2004 in comparison to 2003 and in 2003 in comparison to 2002:

     o    Mandatory tariff renegotiation

          As of the date of issuance of this Annual Report, changes in main macroeconomic variables, such as growth of the economy and evolution of the exchange and inflation rates, show positive signs. Therefore, in the opinion of our management, there is greater certainty in the operating and economic environment due to, among other factors, a relative stabilization in the peso equivalent amounts of our foreign currency denominated debt, due to the financing already obtained and the gradual reduction of our short term debt. See Notes 2.3.g and 13 to the Consolidated Annual Financial Statements.

          Although we have adopted the above mentioned measures to mitigate the effects of changes in our business resulting from the issue described in the above paragraphs, and although certain indicators of the Argentine economy are currently showing favorable signs, the future operating conditions and characteristics might not continue to be stable because the regulatory framework in force has still not established the rules to allow reinstating the balance of the variables that constitute our economic and financial equation. See
          Item 4: "Information on the Company--Regulatory Matters--Rates" and
          Item 3: "Key Information--Risk Factors."

     o Recession in 2002, recovery in process in 2003 and 2004 and unemployment

          The recession in 2002, and the unemployment and underemployment, coupled with the rise of inflation primarily in 2002 has led to a reduction of wages in real terms and a reduction in disposable income of all class sectors of the Argentine population that has resulted in a decrease in the number of clients that use our services and in a reduction on the usage per telephone line during 2002. In 2002, our lines in service were reduced by 140,000 due to services disconnections. In 2002, we also experienced a decrease in long-distance traffic of 30% in comparison to the twelve-month period ended December 31, 2001. During 2003, the number of lines in service remained constant, and we experienced an increase in the traffic per line. During 2004, our lines in service increased by approximately 159,000 lines. In addition, as of December 31, 2004, we had 188,840 ADSL lines, representing an increase of approximately 119,000 lines from December 31, 2003. Furthermore, we experienced increases of approximately 7% in local services, 10% in domestic long distance services and 8% in international long distance services.

     In response to the negative events mentioned (in 2002 and partially in 2003), we attempted to manage our cash flow and balance sheet to achieve high liquidity, while maintaining the quality of the services rendered. To that end we made the following changes:

     o    Reduced our capital expenditures

          We implemented a plan to reduce our capital expenditures rapidly. To that end we only developed those projects that were necessary to maintain the quality of our services, generated cash flow in the near term and were deemed by us to be high priority.

     o    Reduced our operating costs

          We renegotiated most of our contracts especially those foreign-exchange linked contracts and eliminated discretionary costs. The goal of the renegotiations was to reduce costs, including, the reduction of the exposure of our costs to inflation and devaluation, and to adapt our costs to lower demand for our services. We have taken certain measures with respect to our suppliers' contracts, including, among others, adjustments to service quality, changing the timing of delivery and services and their outright cancellation.

     o    Implemented spending controls

          We implemented a series of spending controls and took certain actions in order to decrease and to prevent expenses.

     o    Increased our collection rates

          We implemented new plans and collection policies for collecting receivables, including disconnection policies tailored to each customer segment and tied our sales force's incentives to collections rather than sales. As a result, we reduced the amount of our accounts receivable and uncollectibles and, consequently, reduced the collection risks.

     o    Cash management and debt renegotiation

          We implemented a series of actions to decrease the exchange rate risk on our current assets while managing our main accounts payable. In addition, we restructured a substantial portion of our debt, improving our maturity profile. As part of that strategy in 2003, we offered to exchange new notes due in 2007 and cash for our then existing notes due in 2004 and to exchange new notes due in 2010 and cash for our then existing notes due in 2008. We also exchanged new notes due in 2011 denominated in U.S. dollars and cash for the Series A and Series B notes of Cointel that were due in 2004. Under a simultaneous agreement with Telefonica Internacional, we transferred the Cointel notes to Telefonica Internacional for a reduction of our short-term debt with Telefonica Internacional in an amount equivalent to the value of the Cointel notes. Moreover, in May 2004, October 2004 and February 2005, we issued negotiable obligations for Ps.163.3 million, Ps.200 million and Ps.250 million, respectively, under the Ps.1.5 billion program described below and during 2004 we obtained loans from local banks for an amount of Ps.120 million. See "--Liquidity and Capital Resources--Sources of Funds".

     Although we have adopted these measures to mitigate the effects of changes in our business, and certain indicators of the Argentine economy are currently showing favorable signs, the future operating conditions and characteristics might not continue to be stable because the regulatory framework in force has still not established the rules to allow reinstating the balance of the variables that constitute our economic and financial equation. See Item 4:
"Information on the Company--Regulatory Matters--Rates".

   Effects on Our Operations and Our Ability to Pay Our Short-Term Debt

     Our short-term strategy has been to adapt our business plans to address the challenges and risks presented by the Argentine economic crisis. Therefore the short-term strategy has focused on the renegotiation of tariffs and, since early 2002, we have been taking certain steps to moderate the effects of the imbalance between changes in revenues and costs caused by the significant increase in the prices of supplies and the cost of technology-related investments usually required by the business that we operate, and the situation affecting service rates described in Note 10.1 to the Consolidated Annual Financial Statements . Some of these measures include:

     o    capital expenditures controls;

     o    operating costs reduction;

     o    increased collection rates and;

     o    debt renegotiation, cash management and roll-over of short-term debt.

     The relationship between variables determining revenues and expenses is currently mismatched as a result of the "pesification" and freezing of our tariffs within the context of a potentially inflationary economy and may continue to be mismatched depending upon the outcome of our pending tariff renegotiation with the Argentine government. Our tariff renegotiation proposal presented to the Argentine government attempts to rebalance the relationship between variables determining revenues and costs (including investments), i.e. to achieve the "economic and financial equation" contemplated in the Transfer Contract (the "economic and financial equation"). See Note 10 to the Consolidated Annual Financial Statements.

     As of the date of this Annual Report, changes in main macroeconomic variables, such as growth of the economy and evolution of the exchange and inflation rates, show positive signs. Therefore, in our management's opinion, there is greater certainty in the operating and economic environment due to, among other factors, a relative stabilization in the peso equivalent amounts of its foreign currency denominated debt, due to the financing already obtained and the gradual reduction of its short term debt See Notes 2.3.g and 13 to the Consolidated Annual Financial Statements.

     Although we have adopted the above mentioned measures to mitigate the effects of changes in our business resulting from the issue described in the above paragraphs, and certain indicators of the Argentine economy are currently showing favorable signs, the future operating conditions and characteristics might not continue to be stable because the regulatory framework in force has still not established the rules to allow reinstating the balance of the variables that constitute our economic and financial equation.

     In estimating future revenues, we mainly use our internal business forecasts and additionally any current information we may have regarding changes in significant variables affecting such forecasts. We develop our forecasts based on recent revenue data for existing products and services, planned timing of new products and services, estimates of tariff increases and other industry and macroeconomic factors.

     Fixed assets have been valued based on their recoverable value on the basis of our best estimate of future cash flows of our telecommunication business, considering current information and future telephone service rates estimates. We have monitored the evolution of the variables that affect this business and, from time to time, we have adjusted our forecasts based on the latest trends. As explained in Note 1 to the Consolidated Annual Financial Statements, the main macroeconomic variables have shown relative stabilization. In our opinion, based on such forecasts and on the consideration of operating strategies available for these scenarios, we believe we will obtain sufficient future cash flows to recover the balances corresponding to fixed assets. Notwithstanding the foregoing, as explained in Note 10.1 to the Consolidated Annual Financial Statements, we will continue to monitor the situation and to assess the effect of any new future developments.

     Our general financing policy is to cover future fund needs to continue our investment plan and repay short and long-term debt mainly with funds generated by operations plus, if it is necessary, with bank loans and/or access to capital markets and possibly refinancing of indirect parent company loan.

     As of December 31, 2003, our short-term debt amounted to U.S.$637 million. At that time, we could not be certain that we would be able to meet our current debt obligations at their maturity date. During 2004, as well as in prior periods, we managed to gradually reduce our short-term indebtedness through a combination of partial payments and short and long-term re-financing. As of December 31, 2004, we have been granted new short-term loans from local financial institutions in an amount of Ps.123 million. In addition, in May 2004, October 2004 and February 2005, we issued negotiable obligations for Ps.163.3 million, Ps.200 million and Ps.250 million (see Note 12 to the Consolidated Annual Financial Statements), respectively, and we expect to arrange for additional placements in the future. Those placements, in conjunction with internally-generated cash flows and possible re-financings options and/or other financing alternatives that, in our opinion, will enable us to settle or successfully refinance the remaining balance of our short-term indebtedness.

     In turn, in the months of July, August and September, 2004, Telefonica Internacional has re-financed liabilities in the amount of U.S.$150 million, now payable, in monthly installments maturing from January through December 2005 and had advised us that, as of the date of this Annual Report, it was still assessing other financing alternatives for us including, if necessary, providing additional financing.

   Effects on Our Results of Operations and Liquidity in Future Periods

     Although there have been macroeconomic improvements in Argentina since the second half of 2003, including a deceleration of the inflation in wholesale price index and increases in the value of the peso against the U.S. dollar, we continue to operate in a very difficult and potentially volatile environment. In particular, we expect that the combination of the following circumstances may have an effect on our results of operations in future periods:

     o the outcome of the renegotiations of our tariffs with the Argentine government;

     o    competition;

     o    how the government will regulate our business including tariffs; and

     o the macroeconomic situation in Argentina, including inflation, exchange rate changes and unemployment.

     In particular, our results of operations are very susceptible to changes in the peso/dollar exchange rate because our primary assets and revenues are denominated in pesos while substantially all of our liabilities and main capital expenditures are denominated in foreign currency.

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

     On July 16, 2002, the Argentine government issued Decree No. 1,269/02 repealing Decree No. 316/95, instructing the CNV, among other regulatory matters, to issue the necessary regulations for the delivery to such authorities of balance sheets or financial statements prepared in constant currency. On July 25, 2002, under Resolution No. 415/02, the CNV reinstated the requirement to submit financial statements in constant currency. However, on March 25, 2003, the National Executive Power issued Decree No. 664/03 repealing the provisions related to the inflation adjustment established by Decree No. 1,269/02 and ordering the CNV, among others, to issue any applicable regulations to ensure that no balance sheets or financial statements in constant currency are accepted. Therefore, on April 8, 2003, Resolution No. 441/03 of the CNV set forth that from March 1, 2003, the restatement of financial statements in constant currency should be discontinued.

     On December 2, 2003, under Resolution CD No. 190/03 the CPCECABA discontinued the application of the restatement for inflation into constant currency set forth in Technical Resolution No. 6 from October 1, 2003, considering that the conditions related to the application of the restatement for inflation continued until September 30, 2003.

     In accordance with the above, our Consolidated Annual Financial Statements as of December 31, 2004 and 2003 have been prepared recognizing the effects of variations in the purchasing power of the Argentine peso until February 28, 2003 (restated according to the changes in the Argentine wholesale price index published by INDEC) in compliance with the regulations issued by the National Executive Power and the CNV (the accumulated effect between January 1, 2003 and September 30, 2003 was a 1.4% decrease). The effect on our shareholders' equity as of December 31, 2004 and on net loss for the fiscal year ended December 31, 2004 of not restating figures until September 30, 2003 is not significant. Our shareholders' equity as of December 31, 2003 and the net income for the fiscal year ended December 31, 2003 would have amounted to Ps.2,628 million and Ps.305 million, respectively, if they had been restated as of September 30, 2003.

Critical Accounting Policies

     This operating financial review and prospects is based upon our Consolidated Annual Financial Statements, which have been prepared in accordance with accounting principles generally accepted in Argentina, with amendments approved by the CNV. The preparation of financial statements in accordance with GAAP requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses for each year. Ultimate results could differ from those estimated if our estimates or assumptions used in those estimates do not actually occur. See Item 4: "Information on the Company - Business Overview - Regulatory Matters" and Notes 2.3.g, 2.3.k, 2.5, 10, 13 and 14 to the Consolidated Annual Financial Statements.

     The financial statements include the effects derived from the economic and exchange regulations known as of the date of issuance of such financial statements. All the estimates made by our management have taken into account the above-mentioned effects. The effects of additional economic regulations that could be implemented by the Argentine government will be considered in the financial statements when they become known by our management. See Note 2.5 to the Consolidated Annual Financial Statements.

     We believe the following represents our critical accounting policies. Our accounting policies are more fully described in Notes 2, 13 and 14 to our Consolidated Annual Financial Statements. The most critical accounting policies adopted in preparing the Consolidated Annual Financial Statements according to Argentine GAAP relate to:

     o    the depreciable lives for each category of fixed assets.

               We believe that the accounting estimate related to the establishment of asset depreciable lives is a "critical accounting estimate" because: (1) it requires our management to make estimates about technology evolution and competitive uses of assets, and (2) the impact of changes in these estimates could be material to our financial position, as well as our results of operations. Management's estimates about technology and its future development require significant judgment because the timing and impact of technology advances are difficult to predict;

     o the evaluation of fixed assets and finite life intangibles for impairment whenever indicators of impairment exist.

          Argentine GAAP and U.S. GAAP require that the recorded value of assets be evaluated for impairment against its recoverable value which for a long lived asset is generally defined as its economic use value. Under both accounting standards, if an impairment indicator is present, we must assess whether the carrying amount of the asset is recoverable by estimating the sum of the future cash inflows less the future cash outflows expected to be obtained from the asset, undiscounted and before interest charges. If the carrying amount is greater than the recoverable amount, an impairment charge must be recognized, based on the fair value of the asset. We use the expected cash flows method for tariff projections for the U.S. GAAP impairment test. We believe that the accounting estimate related to asset impairment is a "critical accounting estimate" because: (1) it requires our management to make estimates about future revenues and costs over the life of the asset; and (2) the impact of recognizing an impairment could be material to our financial position, as well as our results of operations. Management estimates about future revenues require significant judgment because actual revenues have fluctuated in the past and may continue to do so especially due to the pending tariff renegotiation.

          In estimating future revenues, we mainly use our internal business forecasts and any current information we may have regarding changes in significant variables affecting such forecasts.

          We develop our forecasts based on recent revenue data for existing products and services, planned timing of new products and services, the estimated tariff increases and other industry and macroeconomic factors.

          Fixed assets have been valued based on their recoverable value on the basis of management's best estimate of future cash flows of our telecommunications business, considering current information and future telephone service rates estimates. We have monitored the evolution of the variables that affect our business and, from time to time, we have adjusted our forecasts based on the latest trends. As explained in Note 1 to the Consolidated Annual Financial Statements, the main macroeconomic variables have shown relative stabilization. Management believes, based on forecasts of such trends and the operating strategies available for such scenarios, that we will obtain future cash flows enough to recover the balances corresponding to fixed assets as of December 31, 2004. Notwithstanding the foregoing, as explained in Note 10.1 to the Consolidated Annual Financial Statements, we will continue to monitor the situation forecasted and to assess the effects of any new future developments;

     o the creation of reserves for contingencies assessed as likely by our management, based on our estimates and on the opinion of our legal counsel (see Note 11 to the Consolidated Annual Financial Statements with respect to unreserved contingencies). We record an estimated loss from a loss contingency when information available prior to issuance of our financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Accounting contingencies require us to use our judgment, and while we believe that our accruals for these matters are adequate, if the actual loss from the loss contingency is different than the estimated loss, our results of operations will be impacted in the period the contingency is resolved;

     o the creation of allowances, amounting to Ps.159 million set up to cover the estimated doubtful accounts based on our estimates regarding the terms and conditions of our possible future collection terms;

     o    the recoverability of deferred tax assets;

          Management assesses the recoverability of deferred tax assets on the basis of estimates of our future taxable income. The recoverability of deferred tax assets ultimately depends on our ability to generate sufficient taxable income during the periods in which such temporary differences are expected to become deductible or for the recovery of cumulative tax loss carry forwards. In making its assessment, our management considers the scheduled reversal of deferred tax liabilities, projected taxable income and tax planning strategy. This assessment is carried out on the basis of a series of internal projections which are updated to reflect the expected operating trends. In accordance with the applicable accounting standards, we recognize a deferred tax asset when future deductibility is more likely than not. Therefore, given the uncertainty related to the effect of the final outcome of the tariff renegotiation, the statutory limitation period applicable to tax loss carry forwards and other variables affecting future taxable income, we recorded an allowance against our net balance of deferred tax assets, the recoverability of which depends on the generation of future taxable income;

     In addition, we have made certain assumptions with respect to debt obligations, tax credits and accounts receivable with all levels of the Argentine government (federal, provincial and municipal governments and governmental agencies) that they will be honored either through collection or by delivery of alternative instruments, or by setting off against taxes owed or future taxes payable. Our management reevaluated our holding of Patriotic Bonds, considering the new developments affecting it and Argentine government's bonds in comparable situation, then in default, because their recoverability was no longer guaranteed due to the suspension of our ability to use the Patriotic Bonds to pay taxes and the inclusion of that bond within the list of eligible bonds for sovereign debt restructuring. On February 23, 2005, we decided to accept the Argentine sovereign debt exchange offer mentioned above, by tendering our Patriotic Bonds for the newly issued U.S. dollar discount bonds. The new bonds have a nominal face value of approximately U.S.$8 million.

New Accounting Pronouncements under U.S. GAAP

     (a)  Consolidation of Variable Interest Entities

          In December 2003, the FASB issued a revision ("FIN 46R") to Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" (the "Interpretation"). FIN 46R clarifies the application of ARB No. 51 "Consolidated Financial Statements", to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN 46R requires the consolidation of those entities, known as variable interest entities ("VIEs"), by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity's expected losses, receives a majority of the entity's residual returns, or both.

          Among other changes, the revisions of FIN 46R (a) clarified some requirements of the original FIN 46, which was issued in January 2003,
          (b) eased some implementation problems, and (c) added new scope exceptions. FIN 46R deferred the effective date of the Interpretation for public companies, to the end of the first reporting period ending after March 15, 2004, except that all public companies must at a minimum apply the provisions of the Interpretation to entities that were previously considered "special-purpose entities" under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ended after December 15, 2003. We do not currently have any interests that we believe fall within the scope of FIN 46 or FIN 46R.

     (b)  Accounting for Stock-Based Compensation

          In December 2004, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payments" or SFAS 123R. This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" to stock compensation awards issued to employees. Rather, SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award which is the requisite service period (usually the vesting period). SFAS 123R applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. SFAS 123R will be effective for the Company's fiscal year ending June 30, 2006. In the opinion of our management, the adoption of this rule will not have an impact on net income and shareholder's equity.

     (c)  Exchanges of Nonmonetary Assets

          In December 2004, the FASB issued Statement 153 "Exchanges of nonmonetary assets", that replaces the exception from fair value measurement in APB Opinion No. 29, "Accounting for Nonmonetary Transactions", for nonmonetary exchanges of similar productive assets with a general exception from fair value measurement for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. In the opinion of our management, the adoption of this rule does not have an impact on net income and shareholders' equity.

A.   Operating Results.

     For a discussion of the manner in which we charge our customers for the different services, see Item 4: "Information on the Company--Business Overview".

   Statistical Data

     The following table provides basic information relating to the development of our domestic telephone system.

                                                         December 31,       December 31,       December 31,
                                                             2004               2003               2002
                                                         --------------------------------------------------
Lines installed(1)....................................     4,615,470          4,570,739          4,561,447
Lines in service(1)(2)................................     4,328,513          4,168,825          4,182,277
Lines in service per 100 inhabitants (Southern Region)          25.1               24.4               24.7
Lines in service per employee.........................         494.3              477.2              464.8
Total pending applications(3).........................        35,578             22,200             13,764
Percentage of lines connected to digital exchanges....          100%               100%               100%
Public telephones installed...........................       117,028            107,529            101,552

----------
(1) Include local lines, public lines and digital trunk access user service.

(2) Exclude presubscribed lines.

(3) Backlog in lines requested by customers for which installation is pending.


Comparison of Results of Operations for the Years Ended December 31, 2004 and 2003.

   General Considerations

     All references made below to 2004 and 2003 are to our fiscal years ended December 31, 2004 and December 31, 2003. The following discussion is based on the amounts included in the Consolidated Annual Financial Statements (in pesos restated for inflation until February 28, 2003). See Item 3: "Key
Information--Selected Financial Data".

   Net Revenues

     Total net revenues were Ps.3,047 million in 2004, a 10.8% increase from Ps.2,750 million in 2003. The increase in revenues in 2004 was principally due to an increase in the consumption of our services and an increase in the average number of lines in service.

     Operating revenues presented by category of services in this Annual Report are derived from our accounting records, certain reports from our billing systems and certain estimates made by our management. This breakdown is not included in our Consolidated Annual Financial Statements.

     The following table shows operating revenues in millions of pesos restated for inflation until February 28, 2003, by category of services for the fiscal years ended December 31, 2004 and 2003 net of any intercompany transactions.

                                                            Fiscal Year Ended
                                            --------------------------------------------------
                                                  December 31,                December 31,
                                                      2004                       2003
                                            --------------------------------------------------
                                            (in millions of pesos restated for inflation until
                                                            February 28, 2003)
                                            --------------------------------------------------
Basic Telephone Service
   Measured service....................       857             28.1%         807          29.3%
   Monthly basic charges(1)............       719             23.6%         666          24.2%
Special services.......................       459             15.1%         380          13.9%
Installation charges...................        45              1.5%          32           1.2%
Public phones..........................       188              6.2%         180           6.6%
Access charges.........................       388             12.7%         323          11.7%
International long-distance service....       108              3.5%         105           3.8%
Direct Lines...........................        84              2.8%          83           3.0%
Publishing of telephone directories....        73              2.4%          64           2.3%
Other..................................       126              4.1%         110           4.0%
                                            --------------------------------------------------
Total..................................     3,047              100%       2,750           100%
                                            ==================================================

----------
(1) Includes basic charges and charges for supplemental services.

   Basic Telephone Service

     Measured Service

     Measured service includes revenues that we collect from the traffic of local and domestic long-distance calls made by our customers to other of our customers over our network. Measured service also includes revenues that we collect from local and long-distance calls made by our customers to customers of other operators that are routed over our network as well as through other operators' networks. In the case of the latter, we invoice and receive revenues for the termination of those calls (included in Access charges, revenues), and pay to the other operators the cost of using their network. See below "--Cost of Services Provided, Administrative Expenses and Selling Expenses" and "--Fees and Payments for Services".

     Measured service increased by Ps.50 million or 6.2% to Ps.857 million in 2004 from Ps.807 million in 2003. The increase was mainly due to a 6.6% increase in the total average number of billable lines and an approximate 2.3% increase in the average local and domestic long distance consumption by line. These increases were partially offset by an approximate 30% increase in the commercial discounts granted in 2004 compared to those granted in 2003.

     Monthly Basic Charges

     Monthly basic charges increased by Ps.53 million or 8% to Ps.719 million in 2004 from Ps.666 million in 2003. The variation was mainly due to a (1) an increase in the average number of billable lines, which generated approximately Ps.10 million, (2) an increase of Ps.16 million in revenues from supplementary services, mainly due to an increase in lines in service of approximately 11%, and (3) a reduction in the average number of lines out of service as compared to last year.

   Special Services

     Special services include:

     o supplementary services (for example, call waiting and call forwarding) provided through digital switches and telephones;

     o special services for companies (for example, digital links between customers and digital trunk access);

     o    internet access including ADSL;

     o other services such as calling cards, toll-free calling, voice messaging and collect calling; and

     o    prepaid cards.

     Special services increased by Ps.79 million or 20.8% to Ps.459 million in 2004 from Ps.380 million in 2003. The variation was mainly due to increases of:
(1) Ps.63 million in subscriptions billed due to an 82% rise in the number of ADSL users; (2) Ps.4 million in prepaid cards; (3) Ps.4 million in services provided to suppliers of audiotext and toll-free calls; and (4) approximately Ps.10 million in services provided to other suppliers.

   Installation Charges

     Revenues from installation charges increased by Ps.13 million or 40.6% to Ps.45 million in 2004 from Ps.32 million in 2003. The variation was due to (1) a 38% increase in line installations, partially offset by a drop in the average price per installation, (2) a 2% increase in public telephone installations; and
(3) a 286% increase in ADSL installations.

   Public Phones

     Revenues from public phones increased by Ps.8 million or 4.4% to Ps.188 million in 2004 from Ps.180 million in 2003. The variation was due to a 9.4% increase in the average number of lines for public telephony service, principally due to an increase in the number of third-party owned phone booths, partially offset by a decrease in the average traffic per public phone line.

   Access Charges

     We invoice and collect revenues resulting from call termination by other operators originating calls through our network. We also pay to the other operators the cost of using their networks for terminating the calls we originate. See "--Fees and Payments for services".

     Revenues resulting from network access (interconnection) increased by Ps.65 million or 20.1% to Ps.388 million in 2004 from Ps.323 million in 2003. The variation was due to a 27% increase in interconnection traffic, particularly with mobile telephone companies, partially offset by the recognition of income in 2003 related to pricing agreements executed with the operators. See Note 2.3.m) to the Consolidated Annual Financial Statements.

   International Long-Distance Service

     Operating revenues from international long-distance service depend on the volume of traffic, the rates charged to our customers, charges to the other Argentine telecommunications providers that place international calls through our international network, and the agreed rates charged among foreign telecommunications carriers and correspondents. Payments between carriers are usually made on a net settlement basis. The contribution of net settlements from foreign telecommunications carriers from international services amounted to a loss of approximately Ps.28 million and a loss of Ps.26 million for fiscal years ended December 31, 2004 and 2003, respectively.

     International long distance service revenues increased by Ps.3 million or 2.9% to Ps.108 million in 2004 from Ps.105 million in 2003. This variation was mainly due to increases of approximately 7% in customers' outgoing traffic and approximately 20% in incoming traffic from international carriers. These effects were partially offset by a 7% and a 6% decrease in the price to customers and foreign carriers' average price, respectively.

   Direct Lines

     Revenues from direct lines increased by Ps.1 million or 1.2% to Ps.84 million in 2004 from Ps.83 million in 2003. This was mainly due to an increase in average prices which depend on the transmission capacity and the distance of lines, offset by a 3.1% decrease in the number of direct digital lines in service.

   Publishing of Telephone Directories/Yellow Pages

     Revenues from the publishing of telephone directories, which we conduct through our almost wholly owned subsidiary, Telinver, increased by Ps.9 million or 14.1% to Ps.73 million in 2004 from Ps.64 million in 2003. This was mainly due to an increase in advertising sales.

   Other Revenues

     Other revenues increased by Ps.16 million or 14.5% to Ps.126 million in 2004 from Ps.110 million in 2003. This variation was mainly due to an increase of approximately Ps.10 million in computer assistance services and invoicing and collections services, and Ps.5 million from other services.

   Cost of Services Provided, Administrative and Selling Expenses

     Cost of services provided, administrative and selling expenses decreased by 1.9% to Ps.2,460 million in 2004 from Ps.2,507 million in 2003.

     The following table shows the breakdown of expenses for the fiscal years ended December 31, 2004 and 2003, net of intercompany transactions. The amounts as of December 31, 2003 have been restated in pesos restated for inflation until February 28, 2003.

                                                                       Fiscal Year Ended
                                                   -----------------------------------------------------
                                                         December 31,                  December 31,
                                                             2004                          2003
                                                   -----------------------------------------------------
                                                     (in millions of pesos restated for inflation until
                                                                  February 28, 2003)
                                                   -----------------------------------------------------
Salaries and social security taxes.............      409           16.6%           359             14.3%
Depreciation and amortization of fixed assets
   and intangible assets(1)....................    1,135           46.1%         1,293             51.6%
Fees and payments for services.................      589           23.9%           508             20.3%
Material consumption and other.................       71            2.9%            58              2.3%
Management fee.................................       68            2.8%            86              3.4%
Allowance for doubtful accounts................      (40)          (1.6%)          (13)            (0.5%)
Sales costs....................................       24            1.0%            26              1.0%
Other..........................................      204            8.3%           190              7.6%
                                                   -----------------------------------------------------
Total..........................................    2,460            100%         2,507              100%
                                                   =====================================================

----------
(1) Excluding amortization of deferred financing costs.

     Salaries and Social Security Taxes

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

     Salaries and social security taxes increased by 13.9% or Ps.50 million to Ps.409 million in 2004 from Ps.359 million in 2003. The variation was mainly due to salary increases granted to both unionized and non-unionized employees, both those included and not included in the collective bargaining agreement, and additional non-wage allowances granted in 2004 to unionized employees, including the effect of the agreements between us and the unions, which represent the employees governed by collective bargaining agreements that took place in December 2004, slightly offset by a decrease in average headcount to 8,747 in 2004 from 8,867 in 2003.

     The productivity index measured as lines in service per employee increased by 3.5% to 494.3 in 2004 from 477.2 in 2003.

     Depreciation and Amortization

     Total depreciation and amortization decreased by 12.2% to Ps.1,135 million in 2004 from Ps.1,293 million in 2003. The decrease was mainly due to assets that were no longer depreciated in 2004 because of the end of their useful lives, mainly transmission, switching and radio equipment, partially offset by the depreciation of investments in fixed assets applied during 2004.

     Fees and Payments for Services

     Fees and payments for services increased by 15.9%, or Ps.81 million, to Ps.589 million in 2004 from Ps.508 million in 2003. This variation was mainly due to increases in the following:

     o fees for technical services and information technology of Ps.7 million mainly due to the increase in the hired capacity with services suppliers;

     o commissions on points of sales outsourced of Ps.10 million mainly due to an increase in our activity;

     o temporary personnel expenses of Ps.12 million, mainly due to an increase in the number of temporary employees hired and salary increases required by law;

     o charges for interconnection with other operators of Ps.11 million as a result of renegotiation of contracts which as of June 2003 were still underway, and an increase in consumption during 2004;

     o security, communication and traveling expenses in an amount of Ps.5 million;

     o network maintenance expenses of Ps.16 million, mainly due to an increase in charges for repairs as a consequence of cable theft, an increase in preventive maintenance and an increase in the prices charged by service providers;

     o advertising expenses in an amount of Ps.28 million due to an increase in mass media advertisement and telemarketing campaigns, and an increase in the average cost of advertising.

     These increases were partially offset by a reduction:

     o in property, plant and equipment maintenance and refurbishment expenses of Ps.5 million, mainly due to the completion of the refurbishment works at the new our headquarters in 2003, and

     o    consulting expenses in an amount of Ps.3 million.

     Material Consumption and Other Expenses

     Costs for material consumption and other expenses increased by 22.4% from Ps.58 million in 2003 to Ps.71 million in 2004. The variation was mainly due to an increase in the maintenance work carried out in our external plant resulting from an increase in the average number of lines in service (approximately 3.83% for lines in services and 172% for ADSL connections).

     Management Fee

     Management fees decreased by 20.9% to Ps.68 million in 2004 from Ps.86 million in 2003. This was mainly due to a decrease in the applicable rate (from 9% of gross margin to 4%) since May 2003 as described in Note 1 to the Consolidated Annual Financial Statements, partially offset by an increase of approximately 5% in the income considered for the calculation of management fees. See Item 4: "Information on the Company--Business Overview--Management Fee."

     Allowance for Doubtful Accounts

     The change in the charge of income for the allowance for doubtful accounts can be summarized as follows:

     o in 2004 the allowance for doubtful accounts was of Ps.65 million, compared to Ps.66 million in 2003, representing a decrease of Ps.1 million; and

     o a total recovery because of collection of past-due customers in 2004 of Ps.105 million that includes Ps.20 million of collections of customers dropped out on December 31, 2003, compared to Ps.79 million in 2003, representing an increase of Ps.26 million.

     These variations resulted from the improved paying capacity of customers as a result of the recovery of the macroeconomic environment in Argentina and the new recoverability plans implemented by us.

     Sales Costs

     Sales costs decreased by 7.7% to Ps.24 million in 2004 from Ps.26 million in 2003. The main cause for this variation was the charge to expenses for cost of sale of equipment, telephone accessories and other supplies decreased by Ps.3 million from Ps.17 million in 2003 to Ps.14 million in 2004. This variation was due to the lower number of ADSL modems sold, since they are provided on a gratuitous loan contract basis since June 2004.

     Other

     The charge to income of other operating costs increased by 7.4% to Ps.204 million in 2004 from Ps.190 million in 2003. The variation was mainly due to an increase in: (i) the tax on bank and checking account transactions, municipal taxes and other taxes in an aggregate amount of Ps.16 million, resulting mainly from an increase in bank transactions and an increase in revenues, taxable base of certain rates; and (ii) transportation expenses of Ps.4 million. This increase was partially offset by a Ps.9 million decrease in lease charges as a result of the relocation to our new headquarters and the expiration of the leases of vehicles.

     Other Expenses, Net

     Other expenses, net increased by 93.0% to Ps.137 million in 2004 from Ps.71 million in 2003. The variation was mainly due to an increase in the reserve for contingencies as result of developments during 2004 of pending actions against us, partially offset by a reduction in employee termination charges.

   Financial Gains and Losses

     Consolidated gross capitalized interest totaled Ps.8 million in both 2004 and 2003. See Note 2.3.g) to the Consolidated Annual Financial Statements. In 2004, net financial gains and losses amounted to a loss of Ps.462 million, compared to a gain of Ps.236 million in 2003, a change in such charges of Ps.698 million. This change was mainly due to the Ps.827 million negative exchange difference resulting from the effect of changes in the exchange rate experienced in both fiscal years, from a gain of Ps.760 million in 2003 due to the appreciation of the peso against foreign currencies and to a loss of Ps.67 million in 2004 due to the devaluation of the peso. In addition, interest and financial charges decreased by Ps.86 million, to a loss of Ps.380 million in 2004 from a loss of Ps.466 million in 2003, mainly due to a decrease in the average exchange rate in this year, a decrease in financial payables and a decrease in the interest rate applied to our debt owed Telefonica Internacional, partially offset by a decrease in the interest rate applied to customers for payments in arrears.

   Net Income/(Loss)

     Net income/(loss) decreased from a net income of Ps.405 million in 2003 to a net loss of Ps.8 million in 2004.

Comparison of Results of Operations for the Fiscal Years Ended December 31, 2003 and 2002.

   General Considerations

     All references made below to 2003 and 2002 are to our fiscal years ended December 31, 2003 and December 31, 2002. The following discussion is based on the inflation adjusted amounts included in the Consolidated Annual Financial Statements (in pesos restated for inflation until February 28, 2003). Such amounts have also been restated in accordance with Argentine GAAP to reflect the impact of the Reorganization. See Item 3: "Key Information--Selected Financial Data".

     Moreover, references to "real terms" or "constant terms" are to amounts restated for inflation as described in "Item 3: Key Information--Selected Consolidated Data" while references to "current terms" refers to historical amounts, not restated for inflation.

   Net Revenues

     Total net revenues were Ps.2,750 million in 2003, a 10.1% decrease from Ps.3,060 million in 2002. Our net revenues were affected by the pesification and freezing of our tariffs.

     As a consequence of the inflationary conditions in Argentina, the pesification and lack of indexation of public services rates as described in
Item 3: "Key Information--Risk Factors--Risks Relating to the Recent Economic Crisis in Argentina--The devaluation of Argentine peso, the pesification of our tariffs and the macroeconomic conditions prevailing in Argentina, have had, and may continue to have, a material adverse effect on our results of operations and financial condition", the decline in revenues in 2003 was principally due to the drop of approximately 21.6% in prices measured in real terms partially offset by an increase in the consumption of sundry services such as measured services, public phones, access charges, a decrease in discounts to customers and an increase in access charges due to price-renegotiation with other operators.

     Operating revenues presented by category of services in this Annual Report are derived from our accounting records, certain reports from our billing systems and certain estimates made by our management. This breakdown is not included in our Consolidated Annual Financial Statements.

     The following table shows operating revenues in millions of pesos restated for inflation until February 28, 2003 by category of services for the years ended December 31, 2003 and 2002 net of any intercompany transactions.

                                                        Fiscal Year Ended
                                       --------------------------------------------------
                                              December 31,                 December 31,
                                                  2003                         2002
                                       --------------------------------------------------
                                       (in millions of pesos restated for inflation until
                                                       February 28, 2003)
                                       --------------------------------------------------
Basic Telephone Service
   Measured service..................    807           29.3%           922          30.2%
   Monthly basic charges(1)..........    666           24.2%           823          26.9%
Special services.....................    381           13.9%           396          12.9%
Installation charges.................     32            1.2%            40           1.3%
Public phones........................    180            6.6%           224           7.3%
Access charges.......................    323           11.7%           294           9.6%
International long-distance service..    105            3.8%            94           3.1%
Direct Lines.........................     83            3.0%            86           2.8%
Publishing of telephone directories..     64            2.3%            65           2.1%
Other................................    109            4.0%           116           3.8%
                                       --------------------------------------------------
Total................................  2,750            100%         3,060           100%
                                       ==================================================

----------
(1) Includes monthly basic charges and charges for supplemental services.

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

     Monthly Basic Charges

     Monthly basic charges, which include the monthly basic charges of measured service lines and prepaid lines, decreased by 19.1% to Ps.666 million in 2003 from Ps.823 million in 2002. In 2003, the decrease was mainly due to the rate reduction in real terms (net of discounts) of about 21.6% as a result of the application in 2003 of the same rate applied in 2002.

   Special Services

     Special services decreased by 3.8% to Ps.381 million in 2003 from Ps.396 million in 2002. The change in 2003 was principally attributable to the effect of inflation of 21.6%, which was almost fully offset by an increase of Ps.7 million in Digital Trunk Access services, an increase of Ps.25 million in prepaid cards, and an increase of Ps.22 million in internet access and traffic in current terms, mainly due to higher consumption.

   Installation Charges

     Revenues from installation charges, which consist primarily of fees for installation of new phone lines, decreased by 20% to Ps.32 million in 2003 from Ps.40 million in 2002. In 2003, the change was principally due to a decrease in prices in real terms, partially offset by an increase in line installations.

   Public Phones

     Revenues for public phones decreased by 19.6% to Ps.180 million in 2003 from Ps.224 million in 2002. In 2003, the decrease was mainly due to a drop in prices in real terms of about 21.6% slightly offset by a 5.2% increase in the average number of lines of public telephony service and a 5.2% increase in average consumption by line.

   Access Charges

     Access charges increased by 9.9% to Ps.323 million in 2003 from Ps.294 million in 2002. The decline in 2003 was due to an average increase in interconnection consumption of approximately 5% and the renegotiation of prices with other operators, offset by a decrease in charges of approximately 10.6% in real terms. Revenues for 2003 include Ps.51 million of non-recurring amounts relating to price renegotiation with other operators. See Note 2.4.m to the Consolidated Annual Financial Statements.

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

     International long-distance service revenues increased 11.7% to Ps.105 million in 2003 from Ps.94 million in 2002. These revenues include the gross revenues charged to our customers net of the cost of termination charges since we account for them on a net settlement basis. In 2003 the increase was mainly due to: (1) a 37% increase in customer outgoing tariffs in pesos in real terms mainly because of a decrease in discounts, (2) a 7.8% increase in incoming traffic liquidated with other international carriers and (3) a decrease in the outgoing traffic settled with other international carriers of approximately 8%. All of these effects were partially offset by a 19.1% decrease in customers' outgoing traffic.

   Direct lines

     Revenues from direct lines were Ps.83 million in 2003, a 3.5% decrease as compared to Ps.86 million in 2002. In 2003, the decline was due to the 21.6% price drop in real terms, partially offset by an increase in digital direct lines of approximately 14%.

   Publishing of Telephone Directories/Yellow Pages

     Publishing of telephone directories, which we conduct through our almost wholly owned subsidiary Telinver, decreased by 1.5% to Ps.64 million in 2003 from Ps.65 million. Revenues from the publishing of telephone directories consist primarily of advertising sales. In 2003, the variation was mainly due to a drop in the publishing prices in real terms, partially offset by an increase in average amounts paid by advertisers.

   Other Revenues

     Other revenues decreased to Ps.109 million in 2003 from Ps.116 million in 2002, which represents a decrease of 6%. This decline was mainly due to the price drop in real terms, offset by an 11.0% increase in invoicing services and collection, network capacity and other services and a 12.0% increase in the sale of fixed terminals.

   Cost of Services Provided, Administrative and Selling Expenses

     Cost of services provided, administrative and selling expenses decreased by 19.5% to Ps.2,507 million in 2003 from Ps.3,113 million in 2002.

     The following table shows the breakdown of expenses for the years ended December 31, 2003 and 2002, net of intercompany transactions. The amounts as of December 31, 2003 and 2002 have been restated in pesos restated for inflation until February 28, 2003. The amounts in the following table have been reclassified to facilitate the discussion of the results of operations.

                                                                        Fiscal Year Ended
                                                   ------------------------------------------------------
                                                         December 31,                    December 31,
                                                             2003                           2002
                                                   ------------------------------------------------------
                                                    (in millions of pesos restated for inflation until
                                                                      February 28, 2003)
                                                   ------------------------------------------------------
Salaries and social security taxes.............      359          14.3%               431           13.8%
Depreciation and amortization(1)...............    1,293          51.6%             1,386           44.5%
Fees and payments for services.................      508          20.3%               566           18.2%
Material consumption and other.................       58           2.3%                85            2.7%
Management fee.................................       86           3.4%               126            4.1%
Allowance for doubtful accounts(3).............      (13)         -0.5%               232            7.5%
Sales costs(2).................................       26           1.0%                32            1.0%
Other..........................................      190           7.6%               255            8.2%
                                                   ------------------------------------------------------
Total(2).......................................    2,507           100%             3,113            100%
                                                   ======================================================

----------
(1) Excluding amortization of deferred financing costs.

(2) Figures do not include operating expenses amounting to Ps.20 million and Ps.22 million in 2003 and 2002.

(3) In 2003, net of Ps.79 million of doubtful account recovery.

     Salaries and Social Security Taxes

     Salaries and social security taxes decreased by 16.7% to Ps.359 million in 2003 from Ps.431 million in 2002. The decrease in 2003 was mainly due to a drop in salaries in real terms. In current terms, salaries and social security taxes increased by Ps.27 million, or 8.3%, to Ps.351 million in 2003 from Ps.324 million in 2002. The increase in 2003 in current terms was mainly due to salary raises and non-remuneratory payments made to the employees for the reasons mentioned below in "--Taxes--Increases in allowance salaries." These increases were slightly offset by a decrease in our average headcount, to 8,867 in 2003 from 9,204 in 2002. The productivity index, measured as lines in service per employee, grew from 464.8 in 2002 to 477.2 in 2003, which represents an increase of 3% approximately.

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

     Depreciation and Amortization

     Total depreciation and amortization (excluding amortization of deferred financing costs) decreased by 6.7% to Ps.1,293 million in 2003 from Ps.1,386 million in 2002. There was no material change in depreciation and amortization in real terms because of the effect of the restatement of our assets for inflation until February 28, 2003. The decrease in 2003 was mainly due to assets that were no longer depreciated in 2003 including software and licenses, partly offset by the depreciation generated by investments as a consequence of increased activity during the second half of 2003.

     Fees and Payments for Services

     Fees and payments for services decreased by 10.2% to Ps.508 million in 2003 from Ps.566 million in 2002. In 2003 the change resulted mainly from the effect of inflation in current amounts of approximately 20.5%. In current terms there was an increase of 12.8% to Ps.502 million in 2003 from Ps.445 million in 2002.

     The increase in 2003 in current amount was due to:

     o increase in fees for technical services and information technology and advice and consulting services of Ps.12 million due to the renegotiation of prices and the services provided pursuant to service agreements;

     o increase in interconnection charges with other operators of Ps.26 million as a consequence of the renegotiation of prices and increase in consumption, including Ps.15 million relating to non-recurrent expenses;

     o increase in advertising charges of Ps.10 million for mass media advertising and telemarketing campaigns;

     o increase of Ps.13 million in building maintenance costs, principally moving and refurbishment expenses, including the transfer of the corporate headquarters to our current address; and

     o increase in security services, communication charges and traveling expenses of Ps.4 million.

     These increases were partially offset by a reduction in network maintenance of Ps.6 million, lower expenses in 2003 due to a decrease in cable theft that had a material impact in 2002 and a reduction in the cost of maintenance of hardware and software of Ps.3 million.

     Material Consumption and Other Expenses

     Material consumption and other decreased by Ps.27 million to Ps.58 million in 2003 from Ps.85 million in 2002. The main cause of the difference in 2003 is the effect of the adjustment for inflation of 30.9%.

     Management Fee

     There was a decrease in the management fee of 31.7% to Ps.86 million in 2003 from Ps.126 million in 2002. The main cause of this decrease in 2003 is the effect of the adjustment for inflation on current charges of 33% as compared to 2002 and a decrease in the applicable rate, from 9% to 4% since May 2003 partially offset by a 15.5% increase in income considered for fee calculation of Ps.1,536 million in 2003 from Ps.1,333 million in 2002. See Item 4: "Information on the Company--Business Overview--Management Fee."

     Allowance for Doubtful Accounts

     The charge to income for the allowance for doubtful accounts decreased by 105.6% to a net credit of Ps.13 million in 2003 from a Ps.232 million charge in 2002. The charge to income for the allowance for doubtful accounts, which was Ps.232 million in 2002, reflected in 2003 a recovery of bad debts of Ps.13 million in excess of charges for increases in currently past due balances. This recovery is due to the fact that in 2002, as a consequence of the crisis suffered in Argentina, we had taken into account possible collection terms and conditions resulting from debtors in arrears and the new recoverability policies implemented by us at the end of 2002. In 2003, past due balances decreased due to the gradually increasing stability of the economy, and we designed different plans to manage overdue balances and collections, resulting in a decrease in the charges for the fiscal year and recovery of reserved customers. The effect in 2003 can be summarized as follows: (1) charges for the allowance for uncollectible debts amounted to Ps.66 million, representing a 71.6% decrease as compared to Ps.232 million in 2002; and (2) a total recovery of Ps.79 million was recorded in 2003 from collection of balances from debtors in arrears previously reserved.

     Sales Costs

     Sales costs, primarily related to equipment sold, decreased by 18.7% to Ps.26 million in 2003 from Ps.32 million in 2002. In 2003 the principal cause of the reduction was the effect of the adjustment for inflation on charges in current currency. The charge to expenses for cost of sale of equipment, telephone accessories and other supplies increased by 100% in current terms to Ps.16 million in 2003 as compared to Ps.8 million in 2002. This change mainly results from the increase in ADSL modems sold by Ps.3 million and other inventories of Ps.8 million, not offset by a reduction in sales of mobile terminals.

     Other

     The charge to income of other operating costs decreased by 25.5% to Ps.190 million in 2003 from Ps.255 million in 2002. The variation in 2003 was mainly due to the decrease in costs in real terms of approximately 21.6%. Particularly, there was a reduction in cost of 7.7% in current terms from Ps.194 million in 2002 to Ps.179 million in 2003, mainly due to a Ps.17 million decrease in leases related to the transfer of the corporate headquarters to our current address, offset by an increase in taxes of Ps.6 million due to the higher activity and increased cost of insurance of Ps.1 million.

     Other Expenses, Net

     Other expenses, net decreased by 53.6% to Ps.71 million in 2003 from Ps.153 million in 2002. In 2003 the decrease included Ps.20 million corresponding to the effect of the adjustment for inflation on current charges. There was a decrease in current terms of 46.6% to Ps.71 million in 2003 from Ps.133 million in 2002. The change in current terms principally resulted from a reduction in charges for contingencies, a decrease in fixed assets retired and in employee termination charges.

   Financial Gains and Losses

     Consolidated gross capitalized interest totaled Ps.8 million in 2003 and Ps.8 million in 2002. In 2003 and 2002, net financial gains and losses amounted to a gain of Ps.236 million and a loss of Ps.3,258 million, respectively, representing a variation in net financial charges of Ps.3,494 million. The variation in 2003 was mainly due to the impact of the appreciation of the peso on the net monetary position in foreign currency, which resulted in an exchange difference charge that, net of the result from the monetary gain/loss, amounted to a gain of Ps.760 million in 2003 as compared to a loss of Ps.2,471 million in 2002. In addition, interest charges, financial charges and inflation gain (loss) on monthly accounts decreased by 32.2%, to a loss of Ps.466 million in 2003 from a loss of Ps.688 million in 2002, mainly due to a decrease in the average exchange rate, a decrease in financial payables and a decrease in the interest rate applied to our debt owed to Telefonica Internacional.

   Income/(Loss) Before Income Tax and Net Income/(Loss) from Spun-off
   Businesses

     Income/(loss) before income tax and before income/(loss) from spun-off businesses improved Ps.3,867 million to an income of Ps.405 million in 2003 as compared to a loss of Ps.3,462 million in 2002. In 2003, the variation was mainly due to the variation of holding and financial income/(loss).

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

     During 1999, Law No. 25,063 provided for the creation of a minimum presumed income tax, in effect for ten fiscal years. This tax is supplementary to income tax, because while the latter is levied on the year's taxable income, minimum presumed income tax is a tax floor, calculated on the potential income from certain productive assets at a rate of 1% of the value of those assets as of the end of each fiscal year so that our tax liability will be the higher of these two taxes. However, should minimum presumed income tax be higher than income tax in any given fiscal year, the excess may be considered as a prepayment on account of any excess of income tax over minimum presumed income tax that may arise in any of the ten subsequent fiscal years.

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

     Law No. 25,360 allows VAT credits generated by capital assets, depreciable assets or real property acquired after November 1, 2000 to be offset against other national taxes except social security, or their reimbursement to be requested, provided that such credits cannot be offset against VAT obligations arising out of business activities during a year, and on condition that the property of reference is still part of the taxpayer's assets. Decree No. 493/01 established a 50% reduction of the capital goods VAT rate, and at the same time revoked certain exemptions (leasing of commercial real property and others). Law No. 25,717 as of January 10, 2003 suspended the possibility of compensation or reimbursement for such VAT credits. Law No. 25,988 further extended that suspension to December 31, 2005.

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

     However, Decree No. 534/04 established that 34% of the tax levied on credits and debit on bank accounts may be taken as a tax credit on income tax, tax on minimum presumed income or value added tax.

     Other Taxes: The tax assessed on us to finance the activities of the Regulatory Authority is levied on total monthly revenues from us for the provision of telecommunications services, net of any applicable tax on the revenues at a rate of 0.5%. Amounts paid to other service providers for access charges are deductible as soon as such service provider pays the tax.

     Decree No. 764/2000 approved the Rules for Universal Service which provide a subsidy mechanism for certain customer categories and zones considered of relatively high-cost for rendering basic telephone service, financed with a special contribution called "investment contribution commitment" of 1% of the revenues obtained from rendering the telecommunications services, net of any applicable tax. The tax is already accruing but the mechanism for receiving the tax amounts by the government and the assigning of subsidies has not yet been implemented by the Argentine government.

     A "radioelectric rate" is also paid to the Regulatory Authority every four months in relation to radioelectric stations. We also pay provincial stamp taxes and other provincial and municipal taxes.

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

     Section 80 of Law No. 25,565 provided for an employer's contribution of 6% to health plans and a 21% for the employers social security contributions related to the following subsystems: retirement, family allowance, employment fund and healthcare for retirees and pensioners. Decree No. 814/01 allowed a certain percentage of the employer's contribution to be credited against VAT monthly tax liability.

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

     Increases in Allowance Salaries

     After the issuance of Decree No. 1273/02, Decrees No. 2,641/02 and 905/03 established the mandatory payment of a monthly non-remuneratory amount of Ps.200 until December 31, 2003 to all the employees falling within the scope of collective bargaining agreements. Decree No. 392/03 increased by Ps.224 the basic salary of employees governed by collective bargaining agreements. The amount of Ps.224 was added to the basic salary of such employees in 8 monthly installments of Ps.28 each from July 2003 to February 2004. This Ps.224 increase qualifies as an integral part of the salary and is therefore subject to payments to social security and contributions.

     In addition, Decree No. 2005/04 established the mandatory payment of a monthly non-remuneratory amount of Ps.100 beginning on January 1, 2005 for all private employees. It also established an additional monthly remuneratory payment of Ps.60 starting on April 1, 2005 to employees falling under the scope of collective bargaining agreements that we had been paying instead as Ps.50 per month in a non-remuneratory basis as permitted under Decree No. 1,347/03 until March 31, 2005.

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

   Contingencies

     We are presently facing various proceedings and claims in the areas of labor, tax, regulatory compliance and other matters, all of which arise in the ordinary course of business. Such matters are subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. If information available prior to the issuance of our financial statements, considered on the basis of the opinion of our legal counsel, indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of our financial statements, and the amount of the loss, or the range of probable loss can be reasonably estimated, then such loss is accrued and charged to operations. As of December 31, 2004, the amount recorded as reserves for contingencies is Ps.271 million.

     The breakdown of the reserve for contingencies is as follows:

     Labor contingencies:

     The reserves for contingencies related to labor issues amounted to Ps.160 million and Ps.101 million as of December 31, 2004 and 2003, respectively. The charge for 2004 is mainly due to:

     i) probable losses of Ps.64 million resulted from a significant increase of claims brought by employees during the fiscal year 2004 and related to salary differences. These claims and potential claims were considered probable taking into account certain recent judgments of Appeals courts that were adverse to us; and

     ii) new claims for alleged rights provided for in the labor law and related costs which amounted to Ps.44 million, for which we considered it advisable to reach settlement agreements. We intend to defend our rights vigorously in whichever instances are necessary, should other similar material claims eventually arise in the future.

     In addition, in the current fiscal year, the reserve for contingencies decreased by approximately Ps.49 million, mainly due to payments related to the above-mentioned matters.

     Charges for fiscal year 2003 were not material.

     Other matters assessed as probable to incur losses in the future, related to:

     o    Joint and several liability with third parties

     o    Industrial labor accidents

     o    Illnesses

     o    Other severance payments

     Tax contingencies:

     The reserves for contingencies related to tax matters assessed as probable to lose amounted to Ps.54 million and Ps.36 million as of December 31, 2004 and 2003, respectively. The charge for 2004 includes Ps.12 million corresponding to new claims that were asserted in 2004 and potential other related claims considered probable, by certain Municipalities for our joint liability with a third party.

     These tax issues are related to:

     o    Municipal taxes

     o    Provincial taxes

     Civil, commercial and other contingencies:

     The reserve for contingencies related to civil, commercial, administrative, regulatory compliance and other matters assessed as probable to lose as of December 31, 2004 and 2003 amounts to Ps.57 million and Ps.85 million, respectively. The main decrease of Ps.31 million corresponds to the payment for a legal action concerning rescission of commercial agreements, for which an arbitral decision was reached during the current year. This amount was fully reserved as of December 31, 2003. The other matters relate to:

     o    Damages

     o    Regulatory compliance claims

     o    Other claims for rescission of commercial agreements

Results of Operations in Accordance with U.S. GAAP

     The main differences between net income calculated in accordance with U.S. GAAP and with Argentine GAAP are described in Note 20.b to the Consolidated Annual Financial Statements. Operating income in accordance with U.S. GAAP amounted to an income of Ps.1,054 million in 2004, Ps.899 million in 2003 and Ps.235 million in 2002. Income before income tax and minority interest in accordance with U.S. GAAP amounted to an income of Ps.587 million in 2004, Ps.1,078 million in 2003 and a loss of Ps.3,406 million in 2002. After income tax charges in accordance with U.S. GAAP of a gain of Ps.90 million in 2004, a loss of Ps.35 million in 2003, and a loss of Ps.48 million in 2002, net income in accordance with U.S. GAAP amounted to a net income of Ps.677 million in 2004, Ps.1,043 million in 2003 and a net loss of Ps.3,454 million in 2002.

     In 2004 in comparison with 2003, the net effect of U.S. GAAP adjustments (not including deferred income tax) decreased to a gain of Ps.600 million in 2004 from a gain of Ps.673 million in 2003. This variation of Ps.73 million was mainly due to:

     (a) a decrease in the charge of the reversal of inflation adjustment under U.S. GAAP (the inflation adjustment corresponding to the effect on depreciation and amortization) amounting to a loss of Ps.63 million;

     (b) a decrease of Ps.13 million in the current year deferred gain corresponding to installation charges of new lines in prior years, whose amortization period ended in 2003;

     (c) an increase of Ps.5 million in the amount of interest expense charged for the full year in 2004 on the adjustment corresponding to the TASA-Cointel exchange, in comparison to the adjustment including a charge for only 5 months in 2003 (the issuance of the debt was in August 2003); and

     (d) an increase of Ps.10 million corresponding to the debt refinancing cost related to the exchange of negotiable obligations described elsewhere in this document, that are deferred under Argentine GAAP , and expensed under U.S. GAAP in 2003 and 2002.

     In 2003 in comparison with 2002, the net effect of U.S. GAAP adjustments (not including deferred income tax) increased to a gain of Ps.673 million from a gain of Ps.30 million in 2002. This variation of Ps.643 million was mainly due to:

     (a) the charge of the reversal of the inflation adjustment under U.S. GAAP (the effect corresponds to the reversal of the charge of the inflation adjustment in 2002 net of the effect reversed in 2003 corresponding to inflation included in depreciation and amortization) amounting to a gain of Ps.1,988 million;

     (b) a loss of Ps.1,400 million corresponding to the reversal of the devaluation effect charged in 2002, since this effect was recognized under U.S. GAAP in fiscal year 2002;

     (c) the reversal in 2003 under U.S. GAAP of the effect on derivatives instruments valued at fair value in 2002 amounting to Ps.30 million, since this valuation criteria was considered under Argentine GAAP at the beginning of the year 2003 as a result of a change in accounting principles in Argentina;

     (d) the charge to income in 2002 of capitalized exchange difference amounting to Ps.12 million; and

     (e) a decrease of Ps.9 million in debt refinancing cost, which were recognized as expense under U.S. GAAP in 2002 and deferred under Argentine GAAP.

B. Liquidity and Capital Resources.

Sources of Funds

     We finance our operations pursuant to a policy that combines the use of internally generated funds with the use of financings obtained from third-parties and shareholders. Our general financing policy has been to cover our future cash needs to achieve our investment plan and repay our short and long-term debt mainly with funds generated by the operations plus, if it is necessary, with bank loans, access to the capital markets and possibly refinancing Telefonica Internacional's loans. As of December 31, 2004, our unconsolidated current assets are lower than our unconsolidated current liabilities by Ps.1,150 million, and our unconsolidated financial and banking debt totaled the equivalent of Ps.3,592 million, out of which Ps.2,500 million are classified as non-current on our balance sheet and relate to agreements that provide for acceleration after the implementation of certain steps of their outstanding amounts, if other obligations are in default. Our unconsolidated current liabilities include approximately U.S.$200 million of debt owed to Telefonica Internacional. Additionally, in the months of July, August and September 2004, we refinanced some of our debt to Telefonica Internacional in the amount of U.S.$150 million, which is now payable in monthly installments maturing from January through December 2005. Telefonica Internacional has advised us that, as of the date of issuance of this Annual Report, it was still assessing and analyzing other financing alternatives for us, including, if necessary, providing additional financing.

     As part of our cash management and debt refinancing mentioned herein, at our shareholders' meeting held on December 19, 2003, our shareholders approved the creation of a global program for the issuance of negotiable obligations with ordinary guarantees, not convertible into shares, for a maximum outstanding amount at any time of Ps.1.5 billion or its equivalent in other currencies, in various series and/or successive tranches, either cumulative or non-cumulative, under Argentine law. This shareholders' meeting delegated to our Board of Directors the power to set the remaining issue conditions and to decide to request or not authorization to quote in the BCBA and/or other foreign exchange markets.

     We succeeded in issuing three tranches of negotiable obligations under this program. In May 2004 we issued a one year zero-coupon note in the amount of Ps.163.3 million with an implicit yield of 8.05%. On October 28, 2004, we issued the second tranche, consisting of Ps.200 million under two series of negotiable obligations. That issue comprises Series A notes for an amount of Ps.134.8 million, with a 365-day term at an annual interest rate of 8.25%, and Series B notes for an amount of Ps.65.1 million, with a 548-day term at a variable interest rate coupon based on the BADLAR rate (defined as "the average interest rate paid by private or public banks for deposits over Ps.1 million between 30 and 35 days") plus a spread of 240 basis points with a floor of 7% per annum and a cap of 15% per annum. Finally, on February 2005, we issued the third tranche consisting of Ps.250 million in two Series, the Fixed Rate Series for 365 days for Ps.200 million at an 8% annual interest rate and the Variable Rate Series for 730 days for Ps.50 million with a variable interest rate coupon based on the Tasa Encuesta (interest rate reported by the Central Bank for time deposits in pesos for up to 59 days, for amounts ranging from Ps.100,000 to Ps.499,999) plus a spread of 250 basis points with a floor of 7% per annum and a cap of 15% per annum.

     On January 3, 2005, we assumed Telinver's debt in an amount of U.S.$39.2 million, corresponding to Telinver's total indebtedness owed to Telefonica Internacional, which expressly consented to the assignment by Telinver to us. In addition, Telefonica Internacional agreed to reduce the interest rate of such debt from LIBOR plus 9% to LIBOR plus 4.5%. In consideration for our assumption of the debt, Telinver entered into two loan agreements in pesos with us in the amounts of Ps.71.5 million and Ps.45 million, respectively.

     Subsequently, at Telinver's Extraordinary Shareholders' Meeting on February 14, 2005, we, as the controlling shareholder of Telinver, approved a capital increase of Ps.71.5 million. We subscribed this increase through the capitalization of the first loan agreement mentioned in the previous paragraph.

     The remaining debt of Ps.45 million after the capitalization mentioned above is to be repaid by Telinver in eight semi-annual installments and at an 11% annual nominal interest rate.

     In light of the amount of our short-term indebtedness that came due in 2002 and was to come due in 2004, during 2002 and 2003 we implemented a strategy to restructure our indebtedness, minimize the financial risks in meeting our commitments and avoid defaulting on our debt. Actions taken to date have included extending the maturities of our short-term and long-term public debt for long-term debt and paying a portion of our debt from available cash.

     We exchanged most of our notes due in 2002 for notes due 2006, which were puttable during 2004 under certain conditions. Such conditions were not met; thus none of the puts were exercised.

     As part of our strategy, in 2003 we offered to exchange new notes due in 2007 and cash for our then existing notes due in 2004 and to exchange new notes due in 2010 and cash for our then existing notes due in 2008. We also exchanged new notes due in 2011 denominated in U.S. dollars and cash for the Series A and Series B notes of Cointel that were due in 2004. Under a simultaneous agreement with Telefonica Internacional, we transferred the Cointel notes to Telefonica Internacional for a reduction of our short-term debt with Telefonica Internacional in an amount equivalent to the value of the Cointel notes.

     The benefits we obtained as a result of our debt renegotiation strategy were as follows:

     o Extension of maturities on our short and long-term debt. Through offers to exchange our notes due in 2004 (which had been totally repaid in November 2004) and 2008, we extended the maturities of the major portion of our short and long-term obligations by three years and two years and a half, respectively. The exchange of the 2004 notes which was accepted by 73% of the noteholders was the best available alternative to refinance such notes. The successful outcome of the offer to exchange notes due in 2004 enabled us to avoid an offer to purchase the notes due in 2006 (U.S.$71.4 million) as required under the original terms and conditions of such notes, and thus effectively maintaining the maturity of those notes at July 2006. In addition, we obtained acceptance of 66% in the exchange of the existing notes due 2008.

     o Exchange of a portion of our short-term intercompany debt for long-term debt with bondholders. We had agreed with Telefonica Internacional that once the offers to exchange Cointel's notes had been carried out, we would transfer to Telefonica Internacional all the Series A and Series B notes of Cointel we acquired in exchange for a reduction in our short-term debt to Telefonica Internacional. As a result of this transaction, we settled an amount equivalent to U.S.$174 million, by issuing long-term debt due in 2011 amounting to U.S.$148.1 million.

     o Reduction in outstanding debt. The cash payments we made as part of the exchange offer amounted to U.S.$76.1 million and Ps.4.6 million and served to reduce our debt by an equivalent amount.

     o Providing additional time during 2002 and 2003 until Argentina achieved economic and political stability. The successful outcome of these exchange offers has given us additional time to wait until the political and economic situation in Argentina stabilizes, which may provide opportunities to Argentine companies, including us, to regain access to capital markets and credit lines.

     Cash Provided by Operating Activities. Cash flow from operations was Ps.1,569 million in the fiscal year ended December 31, 2004. Cash flow from operating activities increased Ps.80 million from Ps.1,489 million in 2003 to Ps.1,569 million in 2004 primarily as a result of the recovery of the macroeconomic situation in Argentina, the improving cash management with regards to collection policies and trade payables.

     Cash Flows from Continuing Investing Activities. In the fiscal year ended December 31, 2004, we made capital expenditures of Ps.387 million, compared to Ps.141 million in 2003 (net of Ps.41 million and Ps.45 million financed by trade payables, respectively). We decreased substantially our capital expenditures in 2003 and 2002 as compared to historical levels in a response to the economic crisis in Argentina whereby we focused on conserving cash resources in the face of liquidity constraints. As a result, since 2002 we have reduced capital expenses rapidly and invested only in those projects that generate cash flow in the near term and those that were deemed to be high priority. However, we increased our capital expenditures during 2004, focusing in expenditures related to strategic products, such as broadband and valued added services. See "--Overview".

     Cash Flows from Continuing Financing Activities. In the fiscal year ended December 31, 2004, cash used in continuing financing activities was Ps.1,270 million, of which Ps.1,471 million represented a decrease in bank and financial liabilities not being compensated with loans received for Ps.565 million. Additionally, in 2004 we paid interest in the amount of Ps.362 million. Our outstanding foreign currency indebtedness was reduced from an equivalent of U.S.$1,543 million at the beginning of 2004 to U.S.$1,073 million at the end of 2004. In addition, we paid no dividends in 2004. Moreover, during 2003, we refinanced a portion of our notes due in 2004 and 2008 for an aggregate principal amount of U.S.$409.7 million with the issuance of new notes due in 2007 and 2010 and we cancelled part of our short-term debt held by Telefonica Internacional for an amount of U.S.$174 million with the Cointel notes obtained through the exchange mentioned above. In 2004 we cancelled U.S.$337 million of debt to Telefonica Internacional with internal generated funds, new loans with local banks and the issuance of negotiable obligations.

Investments in Fixed Assets and Capital Expenditures

     The following table contains a breakdown of our capital expenditures. See also Item 5: "Information on the Company--Regulatory Matters--Rates".

                                           Fiscal             Fiscal            Fiscal
                                         Year Ended         Year Ended         Year Ended
                                        December 31,       December 31,       December 31,
                                            2004               2003             2002(1)
                                        --------------------------------------------------
                                        (in millions of pesos restated for inflation until
                                                         February 28, 2003)
                                        --------------------------------------------------
Land, buildings and equipment........        10                  2                    4
Transmission and switching equipment.       191                 85                   74
External plant.......................        26                  7                   20
Telephone equipment..................        24                 17                   14
Materials............................       109                 21                   10
Other................................        77                 54                   29
                                         -------------------------------------------------
Total(2).............................       437(3)             186                  151
                                         =================================================

----------
(1)  Exclude Ps.29 million of capitalized exchange difference.

(2) In the fiscal year ended December 31, 2004 and 2003, includes Ps.41 million and Ps.45 million, respectively, financed by trade payables. For the fiscal year ended December 31, 2002, includes Ps.15 million financed by bank and financial payables.

(3)  Includes Ps.9 million of assets transferred from inventory.


     Our major network capacity expansion and/or enhancement projects in 2004 included:

     o Basic telephone lines: a project of activation of newly installed lines in the southern region focusing on achieving full-capacity utilization on plant addition and existing network capacity. During fiscal year 2004, we invested Ps.54 million, installing approximately 159,500 lines.

     o ADSL: a high-speed local access service that allows customers a permanent broadband connection to access internet service providers. The aggregate cost of this project during fiscal year 2004 was approximately Ps.147 million. As of December 31, 2004, 2003 and 2002, we had approximately 188,840, 61,500 and 34,000 lines in service, respectively.

     o Other: our additional capital expenditure projects include software development. During 2003, we were involved on ATIS Project, an invoicing and collecting software. We invested Ps.70 million in 2004 in this project.

     We plan to continue those projects that are required to maintain the quality of our services, generate cash flow in the near term and those that we deemed to be high priority.

     For the fiscal year ending December 31, 2005, we expect to make capital expenditures of approximately Ps.392 million. Estimates for capital expenditures are preliminary and are based upon assumptions regarding commercial, technical and economic factors such as rates for telecommunications services, exchange rates, inflation, demand and availability of equipment and buildings. See Item 4: "Information on the Company--Business Strategy".

Dividends

     On October 23, 2001, March 12, 2001, July 21, 2000 and November 15, 1999,
the Board of Directors approved the use of the reserve for future dividends to distribute dividends in the amount of Ps.329 million, on each date (in pesos restated for inflation until February 28, 2003). No dividends were declared or distributed during the fiscal years ended December 31, 2004, 2003 and 2002.

     Various shareholders' meetings authorized the setting aside of a reserve for future dividends, that would be at the Board of Directors' disposal to pay cash dividends, at the Board's discretion. However, as we have accumulated losses, our Board of Directors would not currently be able to use the reserve to pay cash dividends until such accumulated losses are absorbed.

Debt

     Our consolidated short-term indebtedness outstanding as of December 31, 2004 includes:

     o banks and other financial institutions financing totaling the equivalent of U.S.$39 million;

     o banks and other financial institutions financing totaling Ps.152 million;

     o zero coupon Letras del Sector Privado ("LESEP") Notes due May 2005 totaling Ps.163.3 million (on March 30, 2005 we repurchased Ps.19.4 million of these Notes);

     o    8.25% Notes due October 2005 totaling Ps.134.8 million; and

     o U.S.$200 million in intercompany loans owed to Telefonica Internacional due through December 2005.

     We have outstanding as of December 31, 2004 the following long-term indebtedness:

     o    9.875% Notes due 2006 totaling U.S.$71.4 million;

     o    BADLAR plus 2.40% Notes due April 2006 totaling Ps.65.2 million

     o    9.125% Notes due 2008 totaling U.S.$125.6 million;

     o    11.875% Notes due 2007 totaling U.S.$189.7 million;

     o    9.125% Notes due 2010 totaling U.S.$212.5 million;

     o    8.85% Notes due 2011 totaling U.S.$134.6 million;

     o 8.85% Notes due 2011 totaling U.S.$0.03 million, which were converted into U.S. dollars in August 2004; and

     o banks and other financial institutions financing totaling the equivalent of U.S.$84 million.

     As of December 31, 2002, our consolidated debt in foreign currency was the equivalent of U.S.$1,842 million or Ps.6,208 million at the exchange rate as of that date. As of December 31, 2003 our consolidated debt in foreign currency had decreased in terms of U.S. dollars to the equivalent of U.S.$1,543 million, and decreased in terms of pesos to Ps.4,521 million. As of December 31, 2004 our consolidated debt in foreign currency had decreased in terms of U.S. dollars to the equivalent of U.S.$1,073 million, and decreased in terms of pesos to Ps.3,196 million. As of December 31, 2004, unconsolidated current assets were lower than our unconsolidated current liabilities in Ps.1,150 million. Our unconsolidated current liabilities include U.S.$200 million (34%) of debt owed to Telefonica Internacional.

     See Notes 12 and 13 of our Consolidated Annual Financial Statements.

     Our long-term debt from major financial institutions is in the amount of Ps.236 million as of December 31, 2004. These funds were borrowed under terms and conditions customary in these kind of transactions, which generally impose limitations on granting security interests on our assets or on present or future revenues, other than certain permitted encumbrances or unless certain predetermined conditions are met.

     Additionally, we use other long-term bank credit lines to finance imports from different commercial banks.

   Exchange of Notes

     On May 19, 2003 our Board of Directors approved offers to exchange the outstanding notes issued by us and by Cointel for new notes issued by us plus a cash payment. Our shareholders' meeting held on June 26, 2003 approved the issuance of new notes to be issued pursuant to the exchange offers.

     Offer to exchange our notes

     Our notes included in the exchange offer were those issued in November 1994 for a principal amount of U.S.$300 million which were due in November 2004 and those issued in May 1998 for a principal outstanding amount of U.S.$368.5 million due in May 2008.

     Holders of notes representing 73% of the aggregate amount of the notes issued in November 1994, and holders of notes representing 66% of the aggregate amount of the notes issued in May 1998, validly tendered their notes. Therefore, on August 7, 2003 we issued new notes for an aggregate amount of U.S.$189.7 million due November 2007 at a nominal interest rate of 11.875% per annum and for an aggregate amount of U.S.$220 million due November 2010 at a nominal interest rate of 9.125% per annum, respectively.

     Offer to exchange Cointel's notes

     Cointel's 8.85% Series A notes due 2004 for U.S.$225 million and Series B notes due 2004 for Ps.175 million, both issued in July 1997, were included in this exchange offer.

     On August 7, 2003, we issued U.S.$148.1 million of 8.85% notes due 2011 in exchange for Cointel's Series A and Series B notes. In addition, in exchange for Cointel's Series B notes, we issued Ps.0.1 million of peso-denominated 10.375% notes due 2011 which on August 1, 2004 were converted into U.S. dollar-denominated notes and started to accrue interest at an annual rate of 8.85%. They now have an outstanding principal nominal amount of U.S.$0.03 million. Additionally, we transferred Cointel's notes acquired in this exchange offer to Telefonica Internacional, thus reducing our short-term financial debt with Telefonica Internacional in the amount of U.S.$174 million.

     Related Party Indebtedness

     As of December 31, 2004, we and our subsidiary, Telinver, owed approximately Ps.595 million (approximately U.S.$200 million) to Telefonica Internacional, which matures through December 2005 and accrues interest at one month LIBOR plus 5% per annum for us and 9% per annum for Telinver. These agreements under which such debt was issued established the usual commitments for these kind of transactions, including (1) requiring such debt to be pari passu with all of our other debt, (2) establishing that the creditor may accelerate the term of our payable ("events of anticipate maturity") debt if there are changes in our equity, economic and financial situation that due to their adverse nature may affect our capacity to comply with the obligations assumed in the agreements or if there are restrictions that may limit our capacity to repay our debts, (3) giving this creditor the benefit of any financial covenant we have with any other creditor, (4) allowing the creditor to make assignments, and (5) including acceleration clauses that would be triggered in the event of certain court or out of court proceedings being initiated in connection with claims exceeding a certain percentage of our shareholders' equity or one of our significant subsidiaries. We have obtained a waiver in respect of proceedings of this nature that were pending against us as of March 31, 2005 subject to the condition that no other debt is accelerated on similar grounds.

     On January 3, 2005, we assumed all of Telinver's debt in an amount of U.S.$39.2 million, corresponding to Telinver's total indebtedness to Telefonica Internacional, which expressly consented to the assignment by Telinver to us. In addition, Telefonica Internacional agreed to reduce the interest rate of that debt from LIBOR plus 9% to LIBOR plus 4.5%. In consideration for our assumption of the debt, Telinver entered into two loan agreements in pesos with us in the amounts of Ps.71.5 million and Ps.45 million, respectively. Subsequently, at Telinver's Extraordinary Shareholders' Meeting on February 14, 2005, we, as the controlling shareholder of Telinver, approved a capital stock increase equivalent to Ps.71.5 million. These shares were given to us as payment to the first loan agreement mentioned in the previous paragraph. The remaining debt of Ps.45 million after the capitalization mentioned above is to be repaid by Telinver in eight semi-annual installments and at an 11% annual nominal interest rate. See Item 5:
"Operating and Financial Review and Prospects--Liquidity and Capital Resources".

     In the months of July, August and September of 2004, Telefonica Internacional agreed to the refinancing of our debt owed to them in the amount of U.S.$150 million, payable in monthly installments maturing from January 2005 through December 2005. In addition, Telefonica Internacional advised us that, it was assessing other financing alternatives for us including, if necessary, providing additional financing assistance.

     Telefonica Internacional has advised us that until March 20, 2005 or in the case of debt maturing after that date, until the due date of such debt: (1) the effects of the Public Emergency Law implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, in force shall not be considered by the creditor as an event of anticipated maturity; and (2) Telefonica Internacional shall not consider that, as of such date, loans have become immediately due and payable in accordance with the agreements.

Exposure to Foreign Exchange Rates

     Our financial and bank payables in foreign currency as of December 31, 2004 amounted to approximately U.S.$980 million (approximately Ps.2,920 million),19 million euro (approximately Ps.78 million), and 6,807 billion Japanese yen (approximately Ps.198 million). As of December 31, 2004, we also had the equivalent of approximately Ps.156 million of trade and other payables denominated in foreign currencies. Approximately Ps.358 million of our receivables and investments are denominated in foreign currency.

   Hedging Policy

     An essential element of our exchange rate management policy is to minimize the negative financial results due to variations in the exchange rates, while still being able to maintain open currency positions (under strict risk supervision) in the market. The primary objectives of our policy are: (i) to secure our ability to make payments on our debt denominated in foreign currency by hedging through derivative instruments, (ii) to cover our indebtedness in foreign currency as disclosed in the balance sheet as it becomes due; and (iii) to modify the composition of our financial indebtedness, or to refinance it by issuing peso-denominated debt or entering into agreements to peso denominated debts.

     During the fiscal years 2002 and 2003, we had been unable to hedge the foreign exchange risk related to our foreign currency denominated debt due to the lack of depth of the peso/dollar derivative market, the shortage of appropriate counterparts or the high costs of such transactions. As of December 31, 2004 our U.S. dollar denominated debt was approximately U.S.$980 million. In 2003, the appreciation of the peso against the U.S. dollar resulted in a gain equivalent to Ps.760 million. However, in 2004, the peso devalued against the U.S. dollar resulting in a loss of Ps.67 million. As of December 31, 2004, we had indebtedness in foreign currency in an amount equivalent to Ps.3,079 million and for the purpose of partially hedging our indebtedness in foreign currency, we have deposits in U.S. dollars in the amount of U.S.$79 million.

     The main aspects of the hedging policy are:

     o Identifying risks and applying our risk management objectives and strategies

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

     Until 2002, we did not hedge our U.S. dollar-denominated debt because under the Convertibility Law the peso/U.S. dollar exchange rate was essentially fixed at parity and we had our revenues stream linked to the U.S.

dollar because our rates were denominated in U.S. dollars and converted into pesos at the end of each month. However, in some cases we hedged U.S. dollars against yen and euros, as discussed below. Before the Convertibility Law, according to the Transfer Contract, our rates were to be restated for inflation in Argentina and in certain extraordinary circumstances, by a specific formula which considered both the effect of the inflation and the variation in exchange rates. Since the end of the Convertibility Law, almost all of our revenues are stated in pesos but almost all of our debt was denominated in foreign currency so we had and still have a mismatch between our revenues and our financial debt in foreign currency.

     As a consequence of the above-mentioned, we have established a policy of partially hedging our exposure to exchange rate risk because of the fluctuation of the value of the peso against foreign currencies and its effects on our ability to pay in the short term on our debt obligations denominated in foreign currencies. We do not have, however, financial instruments for trading purposes. Moreover, our policy does not include holding derivative financial instruments to hedge our exposure to interest rate risk.

     o Matching the main features (such as, notional value, maturity date and interest payment dates) of the underlying and the derivative.

     Another feature of our derivative strategy is the matching of the main features (such as notional value, maturity date, and interest payment dates) of the underlying security with its respective derivative. This matching is especially sought for the foreign currency debt and derivatives hedging payments in foreign currency. Even when a perfect hedge of the flows is sought, the lack of depth of Argentina's derivative markets has led historically to imbalances between the characteristics of the hedges and the underlying debts, though they have not been significant with respect to the purpose of the hedge. We intend to reduce these imbalances so long as this does not involve disproportionate transaction costs. We achieve this by documenting the relationship between the derivative and the hedged items. This process includes linking all derivatives designated as hedges to specific assets and liabilities or to specific firm commitments denominated in foreign currency.

     o    Valuating the derivatives using resources of the Telefonica Group

     We use internal valuations for derivatives instruments, which are verified with independents parties' valuations (e.g. bank valuations).

     As part of our hedging policy, we held the following derivative financial instruments:

     Swaps

     In September 1999, we entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the yen/U.S. dollar exchange rate in connection with the loan granted by the Export-Import Bank of Japan (currently the Japanese Bank of International Cooperation), which had a balance of 6.7 billion Japanese yen as of December 31, 2004. The loan matures in February 2011 and accrues interest at a rate of 2.3% per annum. The swap agreement provides for a fixed exchange rate of 104.25 yen per U.S. dollar. The interest rate paid to Citibank N.A. under the swap agreement during the term of the loan is 7.98% per annum. As of December 31, 2004, the amount of the related liability, taking into account the effect of the swap and the additional interest accrued, amounts to U.S.$71 million.

     Additionally, in December 1999, we entered into a second foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the euro/U.S. dollar exchange rate in connection with our net position of assets and liabilities in euros, including the balance of the loan granted by the Instituto Centrale Per il Credito a Medio Termine (the "Mediocredito Centrale"). The Mediocredito Centrale loan matures in November 2014 and accrues interest at a rate of 1.75% per annum. The swap agreement is in effect through November 2007 and provides for a fixed exchange rate of 0.998 euros per U.S. dollar. The interest rate paid to Citibank N.A. during the term of the loan is 2.61% per annum.

     The swap agreements with Citibank establish, among other typical provisions for this type of transaction, the acceleration of payment upon the failure to pay financial debts for amounts in excess of 2% of our shareholders' equity.

     Forward contracts

     During 2004 we used currency forward contracts to hedge against the risks of fluctuation in the peso/U.S. dollar exchange rate. We entered into currency forward contracts known as non-deliverable forwards ("NDF"), pursuant to which monetary positions are offset. These instruments were used to cover firm short-term payment commitments denominated in U.S. dollars. As of December 31, 2004, we have no NDFs outstanding.

     Call Spreads

     In September 2004, we entered into an agreement with Telefonica Internacional for two new strategies of exchange rate options, known as "Call Spreads", maturing in January and February 2005. These Call Spreads consist in an acquisition of a call option and a sale of a call option with different strike prices for a specific amount of currency.

     The strategy with the maturity date on January 2005 had a notional value of U.S.$12 million and consisted in the acquisition of a call option at a strike price of Ps.3.075 per U.S. dollar and the sale of a call option at a price of Ps.3.50 per U.S. dollar. The strategy with the maturity date on February 2005 had a notional value of U.S.$12 million and consisted in the acquisition of a call option at a strike price of Ps.3.09 per U.S. dollar and the sale of a call option at a price of Ps.3.50 per U.S. dollar. In both cases, the options could have been exercised only at their maturity. The goal of this strategy was to hedge the exchange rate risk related to our commitments to pay principal on our debt to Telefonica Internacional, denominated in U.S. dollars. We paid, as premium, U.S.$0.4 million for each strategy. Upon maturity, the options were not exercised because the exchange rates prevailing at those times were outside the strike prices of the options.

      See Item 11: "Quantitative and Qualitative Disclosures About Market Risk" for important information concerning exposure to foreign currency exchange rate changes.

Credit Ratings

     On January 21, 2002, the Standard & Poor's credit rating agency downgraded our foreign currency credit rating, and many other Argentine companies' ratings, to "SD" or "selective default". This revision reflected Standard and Poor's view that these companies, including us, will find it "impossible" to meet some of their foreign currency obligations in a timely manner, due to sovereign-induced constraints prevailing at that time. On May 30, 2002, Moody's downgraded our long-term foreign currency debt ratings to "Ca" after the announcement of our bond exchange.

     Although both Standard & Poor's and Fitch have lowered our foreign currency credit ratings based on the increased refinancing risk after the devaluation of the Argentine peso, the government-mandated pesification and freezing of our tariffs, and the harsh macroeconomic conditions in Argentina, by the end of 2003 and the beginning of 2004, both agencies increased our ratings as a consequence of our new maturity profile after the consummation of the exchange offers. In addition, Standard and Poor's increased our rating once again in March 2005 based both on the strengthening of economic conditions in Argentina in 2003 and 2004, and on improvements in our operating and financial performance.

     Our notes are currently rated "B-" and "raBBB-" under Standard & Poor's global and national scales, respectively. The notes are also currently rated "BBB+" and "B-" by Fitch under its national and international scales, respectively.

     Our notes issued during 2004 under our local program are rated "A2" for short term debt by Fitch under its national scale and "BBB+" for the long term debt. Both ratings reflect Fitch's view that we have an adequate capacity to meet our obligations in a timely manner in comparison with other issuers of Argentina.

C.   Research and Development, Patents and Licenses.

     We do not incur in any material research and development expenses. We hold no material patents and do not license to others any of our intellectual property. In connection with our provision of telecommunication services, we plan to develop our infrastructure based upon present and projected future demand of such services. We acquire the necessary technology, including equipment, from third parties.

D.   Trend Information.

     See Item 5: "Operating and Financial Review and Prospects--Factors Affecting Our Consolidated Results of Operations--Effects on Our Results of Operations and Liquidity in Future Periods".

E.   Off-Balance Sheet Arrangements.

     In connection with the PCS licenses, TCP S.A. ("TCP") jointly with Telecom Personal (with respect to the Metropolitan Area) and Miniphone (which successors are TCP and Telecom Personal), were required to issue promissory notes ("pagares") in favor of the Argentine government to evidence their respective promises to pay the deferred purchase prices of their PCS licenses and to perform their respective obligations under such licenses. In that context, we provided, either to the Argentine government directly or to banks as support for guarantees by such banks of certain of those pagares, guarantees of payment of the outstanding balance of the pagares with maturity in June 2001 and performance guarantees in the amounts of approximately U.S.$22.5 million, as well as approximately Ps.45 million guaranteed jointly with Telecom.

     TCP has informed us the duties arising from its PCS licenses have been complied with. Although the CNC has completed the technical audit related to the performance guarantees mentioned above, as of the date of this Annual Report, TCP S.A. has not started the process to free itself from such performance guarantees, thus we are still subject to them. The outstanding performance guarantees denominated in foreign currency have been converted into pesos.

     We also signed an agreement with Intelsat U.K., a company registered under the laws of England, by which the common shares we held in Intelsat Ltd. were pledged as collateral for the payment of the obligations arising in relation to segment capacity utilized. Because of the sale of all of Intelsat Ltd.'s shares to Zeus Holding Limited, we changed the collateral under the pledge agreement for a cash collateral in order to maintain the guarantee of payments resulting from segment capacity utilized. In the opinion of our management the sale of Intelsat Ltd.'s shares did not have a significant effect on our operations.
See Item 4: "Information on the Company -- Other Investments".

F.   Tabular Disclosure of Contractual Obligations.

     The following table represents a summary of our contractual obligations and commercial commitments, which include those of our subsidiary:

                                                    Payments due by period in millions of Ps.
                                               ---------------------------------------------------
                                                           less                             more
                                                          than 1       1-3        3-5      than 5
                                                Total      year       years      years      years
                                               ---------------------------------------------------
Contractual Obligations
Bank and Financial debt......................   4,659      1,398      1,351       662       1,248
Other long-term obligations(1)...............     712        657         41        16          (2)
Total contractual cash obligations...........   5,371      2,055      1,392       678       1,246

Commercial Commitments
Other commercial commitments(2)..............     151         69         71         8           3
                                               ---------------------------------------------------
Total commercial commitments.................     151         69         71        68           3

---------
(1) Includes $15 million in foreign currency liabilities as of December 31, 2004.

(2) Includes leases of satellites, vehicles, real property, the operation and maintainance of submarine cables and the baseline of IBM contract. See Note 9.1 to the Consolidated Annual Financial Statements.


     Bank and financial debt include principal and interest. A sizable portion of these debts bears interest at variable rates. Consequently, we estimate interest payable based on interest rates in effect at December 31, 2004. Actual interest payments may significantly differ from these estimates on account of interest rate fluctuations. In addition, approximately 86% of our obligations are foreign-currency debt, and therefore principal and interest payments are estimates based on exchange rates in effect at December 31, 2004. Actual foreign currency debt payments may significantly differ from these estimates due to exchange rate fluctuations.

   IBM Contract

     On March 27, 2000, our Board of Directors approved the outsourcing through IBM of the operation and maintenance of the infrastructure of some of our information systems. Telefonica Argentina, Telinver, TCP S.A. and TDA S.A. executed a contract with IBM whereby we outsourced the operation and maintenance of the information technology infrastructure for a term of six and a half years, and we transferred to IBM the assets used to render the services outsourced under the contract at a stated price.

     1. Service Price: Over the duration of the contract, we committed to pay IBM a monthly charge as consideration for the base line services to be rendered under the contract, and other charges for the use of additional resources. The payment terms include decreasing monthly installments.

     2. Transfer of Equipment: The agreement stipulated that at the inception of the contract, we would transfer to IBM at a fixed price, the assets that were designated to provide the services at that date. Also, the agreement stipulated that at contract expiration IBM shall transfer to us at a fixed price, the assets that were designated to provide the services at that date.

     3. Renewal of the Agreement: Fifteen months before the expiration of the agreement, the parties shall meet to discuss a possible extension. The parties shall conduct negotiations for three months. If the parties do not agree to an extension prior to twelve months before the expiration of the agreement, the agreement shall be terminated on the termination date. To date, the negotiations have not begun.

     The following is a summary of the primary contractual cash flows related to the our agreement with IBM:

                                                      (in millions of U.S.
                                                            dollars)
                                                       -------------------
Assets acquired by IBM...........................             24.5
Baseline monthly installments
  (service fee total payments)...................           (218.6)
Repurchase of assets.............................            (14.9)
Refund (only if contract is renewed) ............              3.3

     As a result of the devaluation of the peso, we renegotiated the contract originally denominated in dollars. On the basis of a supplementary contract agreed upon by the parties, we undertook, among other obligations, to pay IBM for the services rendered pursuant to the contract from January 2004 to December 2006 the amount of Ps.44.8 million and U.S.$35.8 million in monthly installments. In addition, the referred agreement contemplates the possibility of renegotiating the amount in pesos semiannually upon request by the parties.


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

     Three of the members of our Board of Directors are independent as defined in Section 301 of the Sarbanes Oxley Act and Resolution No. 368 of the CNV. All three are also members of the Audit Committee. The rest of the members of the Board of Directors are not independent. Under such requirements a director is not independent if any of the following apply:

     o the director is also a director of the controlling shareholder or any other entity controlled by or related to the controlling shareholder of the issuer;

     o the director is also a director of another entity, any of whose shareholders is also a shareholder of the issuer or its controlling entity or any other entity controlled by or related to the latter;

     o the director provides, or belongs to a professional corporation or association which provides, professional services to or receives any form of remuneration or fees from the issuer or its controlling entity or any other entity controlled by or related to the latter; and

     o the director provides, or belongs to a professional corporation or association which provides professional services to or receives any form of remuneration or fees from another entity, any of whose shareholders is also a shareholder or the issuer or its controlling entity or any other entity controlled by or related to the latter.

     The following is a list of the members of the Board of Directors and the Secretary to the Board of Directors as of the date of this Annual Report:

                                                                            Date of
                      Name                             Position           Appointment        Appointing Affiliate
-------------------------------------------------------------------------------------------------------------------
Mario Eduardo Vazquez                             Chairman                   2003          Telefonica Internacional
Jose Maria Alvarez Pallete                        Vice Chairman              2003          Telefonica Internacional
Juan Ignacio Lopez Basavilbaso                    Director                   2004          Telefonica Internacional
Guillermo Pablo Ansaldo                           Director                   2004          Telefonica Internacional
Jose Fernando de Almansa Moreno Barreda           Director                   2003          Telefonica Internacional
Alfredo Jorge MacLaughlin                         Director                   2002                 Independent
Guillermo Harteneck                               Director                   2001                 Independent
Luis Ramon Freixas Pinto                          Director                   2000                 Independent
Jaime Urquijo Chacon                              Alternate Director         2003          Telefonica Internacional
Carlos Fernandez Prida Mendez Nunez               Alternate Director         2003          Telefonica Internacional
Gaspar Arino Ortiz                                Alternate Director         1997          Telefonica Internacional
Javier Benjumea Llorente                          Alternate Director         1998          Telefonica Internacional
Juan Carlos Ros Brugueras                         Alternate Director         2004          Telefonica Internacional
Javier Delgado Martinez                           Alternate Director         2004          Telefonica Internacional
Manuel Echanove Pasquin(1)                        Alternate Director         2004          --
Juan Jorge Waehner(1)                             Alternate Director         2004          --
Manuel Alfredo Alvarez Tronge                     Secretary                  2002               Not applicable

(1)  These directors were appointed by the Supervisory Committee.

     Set forth below are brief biographical descriptions of our directors.

     Mario Eduardo Vazquez, 69, is the President of Telefonica de Argentina S.A. since June 6, 2003. He was born in Argentina, graduated as an accountant and holds a degree in Economics. For 33 years, he practiced at Pistrelli, Diaz y Asociados, the member firm of Arthur Andersen & Co. in Argentina, where he was a associate partner for 23 years and in charge of Argentine operations for over 20 years. He had an active participation in the reform of the Argentine public administration, the deregulation of the economy and the privatisation of YPF S.A. and the telephone, gas and water public utilities.

     Jose Maria Alvarez-Pallette Lopez, 40, is a member of our Board of Directors and a Spanish citizen. He holds a degree in business administration from the Universidad Complutense of Madrid; he also studied Business Administration at the Universite Libre of Belgium. He joined Telefonica in February 1999 as CFO of Telefonica Internacional. In September 1999, he became Corporate Chief Financial Officer at Telefonica, S.A. Since July 2002, he has been the Chief Executive Officer of Telefonica Internacional.

     Juan Ignacio Lopez Basavilbaso, 50, is our CFO and a member of our Board of Directors and an Argentine citizen. He is an engineer and holds a business postgraduate degree from the University of California at Berkeley. He joined the Finance Department of Telefonica de Argentina in 1990, and was responsible for financial planning and capital markets until the end of 1994. He later served International Businesses Director of Telintar and acted as adviser to the general manager of Multicanal. He was appointed Finance Director of Telefonica de Argentina in April 1998, and since 1999 he has been our Chief Financial Officer. Before joining us, he worked in the corporate banking department of Citibank in Buenos Aires.

     Guillermo Pablo Ansaldo, 43, was appointed a member of our board of directors in 2004. Until December 2004 he served as our CEO since 2000. He is an Argentine citizen and obtained a degree in industrial engineering from Universidad de Buenos Aires in 1986, and an MBA from Dartmouth College (Tuck School) in 1989. Between 1989 and 2000, he was employed at McKinsey & Company in Spain from 1989 to 1993 and in Argentina from 1993 to 2000. He became partner in 1995.

     Jose Fernando De Almansa Moreno-Barreda, 56, is a member of our Board of Directors and a Spanish citizen. He received a degree in law from the University of Deusto (Bilbao, Spain). He joined the Spanish Diplomatic Corps, and served from 1974 to 1992, as Embassy Secretary and Counsellor to the Spanish Permanent Representation to NATO, in Brussels, Cultural Counsellor of the Spanish Representation to Mexico, Minister-Counselor of the Spanish Embassy in the Soviet Union, General Director of the National Commission for the 5th Centennial of the Discovery of the Americas, Chief Director for Eastern European Affairs, Atlantic Affairs Director and Deputy General Director for Eastern European Affairs in the Spanish Foreign Affairs Ministry. From 1993 to 2002, Fernando de Almansa was appointed Chief of the Royal Household of Spain, bearing the rank of Minister, by His Majesty King Juan Carlos I, and is currently Personal Adviser to His Majesty the King. He is member of the Board and President of the International Affairs Commission at Telefonica S.A.

     Alfredo Jorge MacLaughlin, 62, currently serves as a member of our Board of Directors. He is an Argentine citizen and a lawyer who graduated from Universidad de Buenos Aires. He studied Political Economy at Oxford University, England. His track record includes an officer position in the Research and Projects section of the United Nations Program for Development. He served as Secretary of Economy of the City of Buenos Aires and as adviser to the Argentine Ministry of Economy. He held director positions at Edenor, Edesur, Banco Hipotecario Nacional, Telefonica and CTI. He is member of the Buenos Aires Stock Exchange board of directors and General Manager and country head of Deutsche Bank, Morgan Grenfell plc.

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

     Luis Ramon Freixas Pinto, 62, is a member of our Board of Directors. He is Argentinean and earned his degree in civil engineering at the University of Buenos Aires. He also completed a Program in Advanced Business Administration at IAE, Austral University, an IESE affiliate - School of Economics at the University of Narrava, Spain. In 1978, he joined Dragados y Construcciones where he worked for one year. Later he joined Dragados y Construcciones Argentina S.A., where he was in charge of the production, administration, HR and finance areas as Vice President. In 1993, he became the General Manager of Autopistas del Sol S.A, and he has been the Chairman of the Board of Directors since 2000. He took part in different activities related to community issues and, at present, he is a member of the Christian Businessmen Association where he formerly was a Board member. He is the Chairman of Fundacion por Pilar, director of Nuevo Millennium and a member of Adespa (Association of Argentine Utility Companies).

     Jaime Urquijo Chacon, 73, is an alternate member of our Board of Directors, a Spanish citizen and has an engineering degree from Madrid University. He joined Energia e Industrias Aragonesas, S.A. in 1952, working in this company in different positions of management and became chairman in 1972, a position he held until retirement in 2002. He also served as vice chairman of Tabacalera, S.A.

     Carlos Fernandez-Prida Mendez Nunez, 60, has been a member of our Board of Directors since May 1997. He was the Board's Chairman from July 1998 to February 2002. He is Spanish and holds a Ph.D. in Engineering from the Polytechnic University of Madrid and a Bachelor's Degree in Chemistry from the Universidad Nacional de Educacion a Distancia - National Distance Education University of Spain. He holds a diploma in Management and Business Administration from the Escuela Superior de Administracion de Empresas - Higher Education School in Business Administration of Madrid. He was engaged in teaching activities from 1968 to 1981 at the Escuela Tecnica Superior de Ingenieros de Montes - Higher Education School in Engineering.

     Gaspar Arino Ortiz, 69, Spanish, founding partner of Arino y Asociados Abogados. He earned his degree in Law at the University of Valencia and his PhD in Law at the University of Madrid. Lecturer of Administrative Law at the Universidad Autonoma de Madrid and President of the Regulation Study Foundation. He practices law and is a member of the Bar Associations of Madrid, Valencia, Barcelona and other cities in Spain.

     Javier Benjumea Llorente, 52, has been an alternate member of our Board of Directors since 1998. Spanish, he holds a Bachelor's Degree in Economics and a Master's Degree in Business Administration. He joined Abengoa, S.A. in 1980 as Assistant to the President. In 1986 he was appointed Advisor Member and in 1991, President. He is the President of Focus-Abengoa Foundation Charity, a member of the Managing Board and Managing Council of Fundacion Universitaria Comillas-ICAI. He is Vice President of Compania Sevillana Endesa, and Advisor of Air Liquide Espana, S.A., Estudios de Politica Exterior, S.A. and Diario ABC, S.L. He is Numerary Member of the Academy of Social and Environmental Sciences and Member of Prince Asturias Foundation Charity.

     Juan Carlos Ros Brugueras, 43, is an alternate member of our Board of Directors and a Spanish citizen. He holds a law degree from Universidad Central of Barcelona and was admitted to the Ilustre Colegio de Abogados de Barcelona (the "Barcelona Bar") in 1985. Until 1989, he practiced law at a leading Barcelona law office. From 1988 to 1990, he was resident partner of a Spanish law office in London. Between 1990 and 1997, he was a partner at a leading Barcelona law office and served as legal counsel and secretary to the board of directors of several Spanish and foreign businesses and companies.

     Javier Delgado Martinez, 45, is an alternate member of our Board of Directors since December 2004. Born in Spain, he has a degree in Business and Economic Sciences from the Universidad de Zaragoza. He was Director of the Financial Assets and Derivatives Department at Banesto and Banco Bilbao Vizcaya S.A. He is currently the Chief Financial Officer at Telefonica Internacional, S.A.

     Manuel Echanove Pasquin, 39, has been an alternate member of our Board of Directors since December 2004. He is Spanish and holds a Bachelor's Degree in Economics and Business from the Universidad Pontificia de Comillas. He was the Commercial and Marketing Director of France Telecom/Global One; General Director of Business and Professional and General Director of Business Strategy and Development at Telefonica de Espana. At present, he is the General Commercial Director of Telefonica Internacional.

     Juan Jorge Waehner, 43, joined us in 1998 and was recently appointed General Manager. Prior to that, he was the Director of our Residential Business Unit. Argentinean, he earned his degree in industrial engineering at the University of Buenos Aires and his Master's Degree in Administration Development and Strategy Administration at IAE and Harvard / IESE in Spain. He worked for Telefonica Comunicaciones Personales S.A. (Unifon) as Commercial Director. Formerly he worked for Motorola-BGH in the communications business and for Siemens Group based in Germany and Spain holding managerial positions.

     Manuel Alfredo Alvarez Tronge, 47, is the Secretary of our Board of Directors and is our General Counsel. He is an Argentine citizen and a lawyer who graduated with Honors from Universidad de Buenos Aires. He is an expert in corporate law, business and management, oil & gas and negotiation. He worked as a lawyer at the Superintendencia de Seguros de la Nacion (the National Superintendence of Insurance) and served as Counsel of the Ministry of Justice of Peru and a Legal Manager of Perez Companc S.A. He is also a professor at Austral, Saint

Andrews and Buenos Aires Universities, among others. He is the author of publications and books including Tecnicas de Negociacion para Abogados and Abogacia de Empresas y Cambio. He is a member of the American Corporate Counsel Association of Washington, D.C., Founder and Director of Asociacion AIE Abogados Internos de Empresas and Arbitrator at the American Arbitration Association (AAA, New York). He is currently the President of the Comision de Derecho Empresario del Colegio de Abogados de la Ciudad de Buenos Aires (Commission for Business Law at the Lawyers Association of the City of Buenos Aires).

Audit Committee

     The Board of Directors appointed Alfredo Jorge MacLaughlin, Guillermo Harteneck and Luis Ramon Freixas Pinto as members of the Audit Committee. See
Item 10: "Additional Information--Corporate Governance".

Supervisory Committee

     The Supervisory Committee is primarily responsible for controlling the legality of our operations and reporting to the annual ordinary shareholders meeting regarding the fairness of the financial information presented to the shareholders by the Board of Directors. The members of the Supervisory Committee are also authorized (1) to call ordinary or extraordinary shareholders meetings, (2) to place items on the agenda for meetings of shareholders or the Board of Directors, (3) to attend meetings of shareholders or the Board of Directors, and (4) generally to monitor our affairs. Our bylaws provide for a Supervisory Committee consisting of three members, known as statutory auditors, and up to three alternate statutory auditors, who are elected by a majority vote of the shareholders and serve one-year renewable terms. See Item 10: "Additional Information--Memorandum and Articles of Association--Corporate Governance--Supervisory Committee".

     The following table sets forth our statutory auditors and alternate statutory auditors:

               Name                            Affiliation                       Position                Profession
-------------------------------------------------------------------------------------------------------------------
Santiago Carlos Lazzati              Estudio Lazzati y Asociados      Statutory Auditor                  Accountant
Edgardo Alejandro Sanguineti         Estudio Lazzati y Asociados      Statutory Auditor                  Accountant
Eduardo Luis Llanos                  Estudio Lazzati y Asociados      Statutory Auditor                  Accountant
Jorge Hector Martinez                Estudio Lazzati y Asociados      Alternate Statutory Auditor        Accountant
Roberto Anibal Oneto                 Estudio Lazzati y Asociados      Alternate Statutory Auditor        Accountant
Maria Cristina Sobbrero              Estudio Lazzati y Asociados      Alternate Statutory Auditor        Accountant

Other Positions Held

     The following table lists positions that the members of the Board of Directors, the Secretary to the Board of Directors and the members of our Supervisory Committee hold in other companies, as of the date of this Annual
Report:

Name                         Profession         Company                                              Position
-------------------------------------------------------------------------------------------------------------------
Mario Eduardo Vazquez        Accountant         Rio Compania de Seguros S.A.                         Chairman
                                                Camara Argentina de Comercio                         Director
                                                Portal Universia S.A                                 Director
                                                Central Puerto                                       Director
                                                Indra SI S.A.                                        Director
                                                Telefonica Holding de Argentina S.A.                 Vice Chairman
                                                Telefonica Data Argentina S.A.                       Chairman
                                                Compania Internacional de Telecomunicaciones S.A.    Vice Chairman
                                                Telefonica Moviles Argentina S.A.                    Chairman
                                                Telefonica Comunicaciones Personales S.A.            Chairman
                                                Telefonica Gestion de Servicios Compartidos          Vice Chairman
                                                Argentina S.A.
                                                Radio Servicios S.A.                                 Chairman
                                                Telinver S.A.                                        Chairman
                                                Terra Networks Argentina S.A.                        Vice Chairman
                                                Adquira Argentina S.A.                               Chairman

Name                         Profession         Company                                              Position
-------------------------------------------------------------------------------------------------------------------
                                                Fundacion Telefonica                                 Chairman
                                                Telefonica Internacional S.A.                        Director
                                                Telefonica S.A.                                      Director

Jose Fernando De Almansa     Attorney and
Moreno - Barreda             Spanish Diplomat   Telefonica S.A.                                      Director
                                                Telefonica Moviles S.A.                              Director
                                                Telefonica del Peru                                  Director
                                                Telecomunicaoes de Sao Paulo TELESP S.A.             Director
                                                BBVA Bancomer Mexico                                 Director

Jaime Urquijo Chacon         Engineer           Logistica S.A.                                       Director
                                                Quimigal S.A.                                        Director
                                                Fundacion Fondo Nacional para la Proteccion de la    Vice Chairman
                                                Naturaleza
                                                Fundacion Altadis                                    Vice Chairman

Carlos Fernandez-Prida       Engineer           Promotora de Negocios y Certificaciones S.A.         Chairman
Mendez Nunez                                    Unimusic S.L.                                        Director
                                                Terra Lycos S.A.                                     Director
                                                Invermay 3 Sicav S.A.

Gaspar Arino Ortiz           Attorney           Telefonica Moviles Argentina S.A.                    Director

Alfredo Jorge MacLaughlin    Attorney           Edesur                                               Director
                                                Buenos Aires Stock Exchange                          Director
                                                Argenclear S.A.                                      Director

Jose Maria Alvarez-Pallette  Business           Telefonica de Espana                                 Director
Lopez                        Administrator      Telefonica Moviles                                   Director
                                                Telefonica Data                                      Director
                                                Telefonica Internacional                             Director
                                                Telecomunicacoes de Sao Paulo TELESP S.A.            Director
                                                Telefonica Moviles Espana                            Director
                                                Compania Telefonica Chile Transmisiones Regionales   Director
                                                Compania Internacional de Telecomunicaciones S.A.    Chairman
                                                Telefonica CTC Chile                                 Director
                                                Telefonica de Peru                                   Director
                                                TPI; representative of Telefonica                    Director
                                                Telefonica Larga Distancia de Puerto Rico            Director
                                                Telefonica Holding de Argentina S.A.                 Chairman

Guillermo Harteneck          Public Accountant  Compania de Concesiones
                                                  de Infraestructura S.A.                            Director
Javier Benjumea Llorente     Economist          Inversion Corporativa S.A.                           Chairman
                                                Abengoa S.A.                                         Chairman
                                                Telefonica Internacional S.A.                        Director
                                                ABC                                                  Director
                                                Air Liquide Espana S.A.                              Director

Juan Ignacio Lopez           Engineer           Compania Internacional de Telecomunicaciones S.A.    Director
Basavilbaso                                     Telefonica Comunicaciones Personales S.A.            Director
                                                Radio Servicios S.A.                                 Director
                                                Telefonica Holding de Argentina S.A.                 Director/CFO
                                                Altocity.com                                         Director

Guillermo Pablo Ansaldo      Engineer           Telefonica Data Argentina S.A.                       Vice Chairman
                                                Altocity.com                                         Director

Juan Carlos Ros Brugueras    Attorney           Compania de Telecomunicaciones de Chile S.A. (CTC)   Director
                                                Telecomunicacoes de Sao Paulo S.A.                   Director
                                                Telefonica Larga Distancia de Puerto Rico Inc.       Director
                                                Telefonica del Peru S.A.                             Director


Name                         Profession         Company                                              Position
-------------------------------------------------------------------------------------------------------------------
Luis Ramon Freixas Pinto     Engineer           Dragados y Construcciones Argentina S.A.             Director
                                                Autopistas del Sol S.A.                              Chairman
                                                Marilauquen Sur S.A.                                 Director

Manuel Alfredo Alvarez
Tronge                       Attorney           Altocity.com                                         Director
                                                Adquira Argentina S.A.                               Director
                                                Telefonica Moviles Argentina S.A.                    Director

Edgardo Alejandro Sanguineti Accountant         Autopistas del Sol S.A.                              Director

Eduardo Luis Llanos          Accountant

Jorge Hector Martinez        Accountant         Alfombras Atlantida SACIF                            Vice Chairman
                                                Taftex S.A.                                          Director
                                                Alfonplan S.A.                                       Director
                                                Ganadera Argentina S.A.                              Director
                                                Asociacion de fabricantes de alfombras               Chairman
                                                Joarabi S.A.                                         Chairman
                                                Tuma S.A.                                            Chairman

Roberto Anibal Oneto         Accountant         Telefonica Data Argentina S.A.                       Director

Maria Cristina Sobbrero      Accountant

Officers

     Our principal executive officers are:

     Mario Eduardo Vazquez, 69, currently serves as the Chairman of our Board of Directors and President. See "--Directors and Senior Management" for biographical information.

     Juan Jorge Waehner, 43, currently serves as our CEO. See "--Directors and Senior Management".

     Juan Ignacio Lopez Basavilbaso, 50, currently serves as CFO and Controller. See "--Directors and Senior Management" for biographical information.

     Manuel Neira Montes, 56, joined us in 1991 as Assistant Director of Corporate Internal Audit, and then on December 1, 2001 he was promoted to his current position as Area Director. He is Spanish and in 1974 he graduated as a Certified Public Accountant from the University of Buenos Aires. During his years at Price Waterhouse (1969-1985), he was the firm's manager of the external audit department. Between 1985 and 1991, he was the Resident Vice President of Financial Control Area at Citicorp/Citibank Group.

     Rafael Pablo Berges, 40, joined us in 1998 as Human Resources Director. He is Argentinean and holds a degree in Industrial Engineering from the School of Engineering at the University of Buenos Aires. He earned an MBA at IDEA (Instituto para el Desarrollo de los Empresarios de la Argentina - Argentine Institute for Business Development). He pursued graduate courses in Business Administration at the IESE University and Harvard University sponsored by Telefonica. Before joining the Company, he worked for (i) Techint, where he performed tasks related to industrial engineering and human resources; (ii) Sheraton Hotel Buenos Aires, where he was the training manager and the Human Resources Director in charge of monitoring the Latin American Region; and (iii) Allergan, a pharmaceutical laboratory, as Human Resources Director for Latin America.

     Fernando Luis Fronza, 41, joined us in 2000 as Strategy Director and Wholesale Business Unit Director. He is Argentinean and earned his degree in mechanical engineering at the National University of La Plata. He also earned an MBA at Wharton School of Business, University of Pennsylvania. Before joining us he worked for McKinsey & Company for several years as Main Associate and at Siderca (Techint) as product engineer. At present, he is the Residential Business Unit Director. Finally, he is a founding partner of Farmacity and a Director there since mid-2001.

     Rodolfo Enrique Holzer, 40, has been the Company's Networks Director since September 2000. He is Argentinean and holds a degree in Electronic Engineering earned at the National University of La Plata. He joined the Company in 1992. He was Assistant Manager of Works in the Province of Buenos Aires and, among other positions, he was the Projects and Works Manager of the Province of Buenos Aires. In 1997, he was appointed Network Access Manager and in 1999, Access Network Director.

     Alejandro Lastra, 40, joined us in 2003 and since then he has been the Legal Affairs Director. He is an attorney. In 1992 he pursued a graduate program at the Southern Methodist University in Dallas, Texas. He also took other programs at the Universities of Buenos Aires and Austral. In 1996 he was an advisor of Estudio Perez Alati, Grondona, Benites, Arntsen & Martinez de Hoz (law firm) and from 1997 to 2003 the Legal Manager of IBM Argentina S.A.

     Pablo David Lucena, 43, joined us in 1995. He was General Manager of Telefonica Empresas Argentina. He is Director of our Department of Preferential Business. He is an Argentine citizen and received a degree in engineering in Universidad Nacional de Tucuman. He worked for IBM between 1987 and 1995 as manager of business and services.

     Maria Fernanda Torquati, 39, joined the Company in the year 2000 and was Business Operations Director until January 2005. She is currently Business Operations and Information Systems Director. She is an Argentine citizen, has a degree in Accounting from Universidad Nacional del Sur and a Master's Degree in Business Administration from CEMA. She was Business Operations Manager for Banco Hipotecario Nacional. Before that, between 1992 and 1998, she held a position as Business Analyst in McKinsey & Company.

     Jose Luis Aiello Montes, 35, was recently appointed as Director of our Strategy, Regulation and Wholesale Business Unit. He is Argentinean and earned his degree in electronic engineering at the National University of La Plata. He pursued graduate studies in Strategic Marketing (at Instituto Tecnologico Buenos Aires - Buenos Aires Technological Institute) and in Economy (at Torcuato Di Tella University). He joined the Company in 1995. He was promoted to Networking Manager in 1998, Operators' Commercial Director in 2002, and Commercial Director of the Wholesale Unit in 2002.

     Manuel Alfredo Alvarez Tronge Zinder. See "--Directors and Senior Management" for biographical information.

     The following directors and principal executive officers have entered into employment agreements with us: Manuel Alfredo Alvarez Tronge, Juan Ignacio Lopez Basavilbaso, Juan Jorge Waehner, Fernando Luis Fronza, Rafael Pablo Berges and Pablo David Lucena.

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

     The total remuneration paid by us to our Board of Directors, Supervisory Committee and principal executive officers during the fiscal year ended December 31, 2004 was approximately Ps.11.9 million, including amounts reserved to provide for pension, retirement or similar benefits. The total remuneration paid by us to our Directors, Alternate Directors and members of the Supervisory Committee during the fiscal year ended December 31, 2004, was Ps.7.2 million.

Incentive Plan for Executives

     On February 14, 2005 the Board of Directors approved an incentive plan for executives. This plan values certain corporate objectives for the years 2005-2008, which if achieved could result in a payment ranging from 50% to 200% of an executive's salary. The objectives are based mainly on corporate efficiency and profitability. The incentive will be paid in cash during year 2008. The Board of Directors assigned the implementation of this plan to the Chairman. As of the date of this Annual Report, the program is still in the implementation process. No participant has been designated yet to participate in this program.

TIES Stock Purchase and Stock Option Program of Telefonica

     At the April 2000 ordinary shareholders meeting of Telefonica, its shareholders approved a stock option plan called Telefonica Incentive Employee Shares ("TIES"). The TIES program was launched on February 14, 2001 and the subscription period ended on January 26, 2001. The TIES program was open to approximately 80,000 employees of Telefonica and its affiliates, of whom approximately 10,000 were our permanent employees, officers and directors on April 7, 2000.

     Program participants were able to purchase a number of shares of Telefonica, in proportion to their annual salaries, at five euros per share.

     Program participants were also granted 26 call options with an exercise price of 5.00 euros each for each purchased Telefonica share. The value of the call options granted at each expiration date depended upon the appreciation, if any, of the stock price of Telefonica over the reference value established at
20.50 euros.

     The program ended in the last exercise date on February 15, 2005; however, no participants exercised their options because the price of Telefonica shares was below the reference value of 20.50 euros.

TOP Program

     On August 9, 2000, our Board of Directors approved an incentive program (the "TOP Program") for executives, granting options to purchase shares of Telefonica to 17 of our top executives, who must hold them for the program term. During May 2001, each executive signed an incentive program agreement and, as a prerequisite to receiving Telefonica stock options through the program, purchased a pre-established number of Telefonica shares at market price and assigned them to the TOP Program. On June 26, 2001, we entered into a stock option agreement with Telefonica (the "Stock Option Agreement") pursuant to which Telefonica granted 532,260 stock purchase options to us for our use in operating the TOP Program. Under the terms of the Stock Option Agreement, we agreed to immediately transfer our newly purchased Telefonica stock options to the participating executives according to an agreed schedule. Under this schedule, the participating executives were granted a number of Telefonica stock options at a given strike price, currently equivalent to 13.9420 euros per share, equal to ten times the number of shares purchased and assigned to the TOP Program plus a number of Telefonica stock options at a different strike price, currently equivalent to 20.9106 euros per share, equal to ten times the number of shares purchased and assigned to the TOP Program.

     The TOP Program term was three years, during which time the options could have been exercised no more than three times. The Telefonica shares purchased by the participating executives as a prerequisite to receiving the options under the TOP Program totaled 26,613, giving rise to the total of 532,260 purchased options. Our total coverage cost for the TOP Program was 4.49667 euros per option (2.4 million euros in total), which has been booked, based on its linear accrual within the term of the TOP Program, under "Salaries and Social Security Taxes". See Note 18 to the Consolidated Annual Financial Statements.

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

C.   Board Practices.

     Our Board of Directors' duties and responsibilities are set forth by Argentine law and our bylaws.

     Our Board of Directors is comprised of a minimum of three and a maximum of eight Directors and Alternate Directors. The Directors and Alternate Directors serve one-year renewable terms and are elected at the annual shareholders meeting. The Board of Directors meets quarterly in compliance with Argentine law and also holds meetings when called by any board member.

     We also have a Supervisory Committee that oversees our management. See
Item 6: "Directors, Senior Management and Employees--Directors and Senior Management--Supervisory Committee".

D.   Employees.

     On December 31, 2004, we had 8,757 full-time employees, 490 temporary employees and 52 trainees. Our subsidiary, Telinver, had 329 full-time employees and 14 trainees as of December 31, 2004.

     The following table provides the number of our unionized, non-unionized, temporary, and trainee employees for the fiscal years ended December 31, 2004, 2003, and 2002 (not including our subsidiary).

                                          December 31,    December 31,    December 31,
                                              2004            2003            2002
                                          --------------------------------------------
Unionized................................    6,775           6,510           6,546
Non-unionized............................    1,982           2,226           2,452
                                          --------------------------------------------
                                             8,757           8,736           8,998
Temporary................................      490             524             587
Trainees.................................       52             598             884
                                          --------------------------------------------
Total Number of Employees................    9,299           9,858          10,469
Technical and Operations.................    5,360           5,608           5,784
Sales and Marketing......................      879             438             602
Financial and Administrative Support.....    1,278           1,687           2,011
Customer Service.........................    1,782           2,125           2,072
                                          --------------------------------------------
Total....................................    9,299           9,858          10,469

     For the fiscal year ended December 31, 2004, the principal components of labor costs were basic wages, overtime and fringe benefits. We also incurred certain other related costs, including contributions made to the national pension plan, health plans, family allowances and additional pension contributions and life insurance premiums for employees covered by collective bargaining agreements. Most of these contributions are mandated by law.

     On December 31, 2004, approximately 77% of our permanent employees were union members. All middle and senior management positions are held by non-unionized employees. Benefits under collective bargaining agreements include benefits to employees who retire upon reaching the age of retirement or who become disabled or who die prior to the age of retirement. We have calculated our liability relating to such benefits at approximately Ps.24 million as of December 31, 2004.

     A three-year collective bargaining agreement with two unions, the Federacion de Organizaciones del Personal de Supervision y Tecnicos Telefonicos Argentinos ("FOPSTTA") and the Union de Personal Jerarquico de Empresas de Telecomunicaciones ("UPJET"), became effective on January 1, 1998 and expired on December 31, 2000. So long as no new agreement is executed, the current agreement will continue in full force and effect. This agreement provides for new labor policies such as flex-time variable work schedules and wage adjustments based on our overall productivity. The terms of this agreement have not increased our aggregate labor costs. It is expected that a new agreement will be renewed and executed shortly with substantially the same terms as the current one.

     Federacion de Obreros Especialistas y Empleados de los Servicios e Industria de las Telecomunicaciones de la Republica de Argentina ("FOEESITRA") is the union representing a majority of our unionized work force. As a consequence of the secession of the Buenos Aires FOETRA Trade Union from FOEESITRA, identical collective bargaining agreements must be negotiated and executed with both of these unions. In recent negotiations, we sought new provisions to eliminate or substantially reduce excessively burdensome salary determinants, such as seniority, special location-based compensation and leaves of absence. On June 26, 2001 and July 6, 2001, we signed agreements with FOEESITRA and FOETRA. These agreements provide for new labor policies such as flex-time variable work schedules, wage adjustments based on overall productivity and personal days in accordance with the non-unionized workers.

     On December 27, 2002 we signed an agreement with FOETRA Buenos Aires regarding: (1) functional work cooperation, (2) temporary workers and (3) day work for "telegestion del servicio 114" (technical assistance). The terms of the agreements will not increase aggregate labor force costs.

     In March 2004, the Argentine National Congress approved a draft labor reform law to replace Law No. 25,250. The law introduced the following changes: (i) it revised the Employment Contract Law (Law No. 20,244); and (ii) it amended the Collective Bargaining Agreements Law (Law No. 14,250). These reforms entail a step back from the decentralization and deregulation of collective bargaining agreements previously in place, as they reinstate the subsistence of collective bargaining agreements after their expiration and the prevalence of agreements reached between higher negotiating levels over company-specific ones. The new law also promotes contracts for unspecified terms, although labor cost reduction incentives are lower than those applicable in the previous reform, and provides that probationary terms must not exceed three months.

     From November 26 to December 6, 2004, the unionized telephone workers exercised strike actions, aimed at obtaining salary increases, which resulted in the total interruption of the customer service lines, repair services, directory information and international call assistance services. In addition, they took over our National Switching Boards, although service was not discontinued and operations were not materially affected. After the negotiations, we, the governmental enforcement authority and the unions agreed on an increase in the basic fixed salary under the previous collective bargaining agreement of up to approximately 20%, effective from January 2005, and a single final payment of Ps.500 per unionized employee, which was granted in December 2004. The new agreement has a duration of 12 months from January 1, 2005 unless external causes arise requiring a revision during such period.

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

     As of the date of this Annual Report, the number of our outstanding shares by class was as follows:

                       Class                      Amount
-----------------------------------------------------------
Class A....................................   1,091,847,170
Class B....................................     654,205,259

     The following table sets forth information as of the date of this Annual Report with respect to affiliated shareholders known to us to own more than 5% of any class of our ordinary shares:

                                                                                    Approximate %   Approximate % of
Title of Class of                                                                        of        Total Outstanding
Shares                      Name of Owner          Jurisdiction     Amount Owned        Class            Shares
-------------------------------------------------------------------------------------------------------------------
Class A:...........   Cointel                   Argentina           1,091,847,170       100.00           62.53
Class B(1):........   Telefonica Internacional  Spain                 563,159,467        86.08           32.25
                      Cointel                   Argentina              40,200,000         6.14            2.30
                      TIHBV                     Netherlands            16,542,991         2.53            0.95

---------
(1)  Including class B ordinary shares represented by ADSs.

     Telefonica, indirectly or directly, controls Cointel, Telefonica Internacional, TIHBV and Telefonica Holding and therefore controls over 98% of our capital stock including all Class A Shares. Cointel has advised us that, through its ownership of the Class A Shares, it intends to maintain at least a 51% ownership interest in our capital stock and, therefore, to continue to control us and to determine the outcome of any action requiring shareholder approval. These actions include the election of up to six of the directors and up to six alternate directors and, subject to the requirements of Argentine law, the payment of dividends. Affiliates of Telefonica beneficially own 100% of Cointel's common stock. Affiliates of Telefonica are involved in other investments and operations in the Argentine communications and media sector, some of which may involve or affect us.

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

  Telefonica Equity Exchange Offer

     In 2000, Telefonica, which at the time owned a 50% indirect equity interest in Cointel, launched an exchange offer for our shares. Telefonica offered to exchange shares and ADSs of Telefonica for all of our Class B Shares and ADSs not already directly or indirectly owned by Telefonica. As a result of the exchange, Telefonica gained a direct interest of 44.2% in our capital stock, in addition to the 0.8% interest that it held through TIHBV.

     By December 15, 2000, Telefonica also had acquired an 80.9% interest in Telefonica Holding. Telefonica Holding owned the remaining 50% of Cointel not already indirectly owned by Telefonica. On January 25, 2001, Telefonica made capital contributions of our shares to Telefonica Moviles, Telefonica DataCorp and Telefonica Internacional.

     As of February 28, 2001, Cointel owned all of our Class A Shares and certain rights to an additional 40.2 million Class B Shares. Telefonica Internacional owned approximately 561.1 million Class B Shares (including the Class B Shares underlying the ADSs that Telefonica Internacional owns), Telefonica DataCorp owned approximately 63.5 million Class B Shares (including the Class B Shares underlying the ADSs that Telefonica DataCorp owns), Telefonica Moviles owned approximately 323.0 million Class B Shares (including the Class B Shares underlying the ADSs that Telefonica Moviles owns) and TIHBV owned 16.5 million Class B Shares.

     In the context of the Reorganization Transactions, on December 12, 2001, Telefonica Moviles and Telefonica DataCorp exchanged with Telefonica all of their Class B Shares for ownership interests in Moviles Argentina and Telefonica Data, respectively. Neither remains a shareholder of us. Cointel, Telefonica Internacional and TIHBV did not participate in the exchange. The resulting capital reduction gave Cointel, Telefonica Internacional and TIHBV a higher percentage ownership.

  Telefonica Holding de Argentina S.A.

     Telefonica Holding de Argentina S.A. ("Telefonica Holding", formerly CEI Citicorp Holdings Sociedad Anonima) is a holding company primarily engaged in the telecommunications business ("Telecommunications Business") and the media, programming and content distribution business ("Media Business") in Argentina, through related companies and companies under the joint control of Telefonica Holding, the Telefonica Internacional group.

     As of December 31, 2004, Telefonica Holding conducts its telecommunications business through its 50.0% ownership of the outstanding common stock of Cointel, which in turn, owns approximately 64.8% of our outstanding capital stock.

  Depositary Shares

     In 1991, we offered and sold American Depositary Shares in the United States to qualified institutional buyers ("QIBs") in reliance on, and subject to restrictions imposed pursuant to, Rule 144A under the Securities Act, and Global Depositary Shares ("GDSs") and, collectively with ADSs, (the "Prior Offering Depositary Shares") outside Argentina and the United States in reliance on Regulation S. Each Prior Offering Depositary Share represented Class B Shares.

     In February 1994, we conducted a registered exchange offer permitting holders to exchange their Prior Offering Depositary Shares for ADSs (each also representing ten of our Class B Shares) registered under the Securities Act. The ADSs offered in the Exchange Offer are identical to the Prior Offering Depositary Shares, except (1) the ADSs are listed on the New York Stock Exchange, and (2) the ADSs are not subject to resale restrictions. On March 8, 1994, American Depositary Receipts ("ADRs") evidencing the ADSs began trading on the New York Stock Exchange. The ADRs are issued by Citibank, as Depositary, pursuant to the terms of a deposit agreement. As of December 31, 2004, approximately 50.6 million ADSs, representing approximately 77.3% of the total number of issued and outstanding Class B Shares and approximately 28.97% of our total shares, were outstanding. See Item 4: "Information on the Company--Our History and Development--Our Reorganization".

B.   Related Party Transactions.

     Under the Management Contract, our indirect parent Telefonica manages our business and provides services, expertise and know-how with respect to the entire range of our business. Affiliates of Telefonica and Telefonica Holding are also involved in other investments and operations in the communications and media sector in Argentina and in other countries, some of which may involve or impact us. Conflicts of interest between us, Telefonica and other affiliates may therefore arise in connection with the negotiation and performance of duties and the payment of fees under the Management Contract, as well as in connection with other business activities. See Item 4: "Information on the Company--Management Contract". During the fiscal year ended December 31, 2004, Telefonica received fees pursuant to the Management Contract of Ps.68 million. See Item 5:
"Operating and Financial Review and Prospects".

     Our operations and balances with Telefonica and other direct and indirect shareholders of Cointel and their respective affiliates are:

                                                                                               December 31, 2004
                                                                                             ----------------------
                                                                                             (in millions of pesos)
                                                                                             ----------------------
Net income (loss) from goods and services
TCP S.A..................................................................................             140
TDA S.A..................................................................................              46
Atento Argentina S.A. ("Atento S.A.")....................................................             (20)
Telefonica Ingenieria de Seguridad S.A...................................................              (3)
Telefonica S.A. - Sucursal Argentina.....................................................              (6)
Pleyade Argentina S.A....................................................................               1
Telefonica del Brasil....................................................................               1
Telefonica Internacional Wholesales Services ("TIWS (Uruguay)")..........................               1
Telefonica Internacional Wholesales Services ("TIWS (Espana)")...........................               1
Telefonica Investigacion y Desarrollo S.A................................................              (1)
Emergia Argentina S.A....................................................................               4
T-Gestiona S.A...........................................................................               1
C.P.T. Telefonica Peru...................................................................              12
Television Federal S.A...................................................................              (3)
Communications Technologies Inc..........................................................              (1)
Terra Network Argentina S.A. ("Terra S.A.")..............................................              (1)
                                                                                             ----------------------
Total....................................................................................             172


Net financial charges
Telefonica Internacional.................................................................             (97)
Atento S.A...............................................................................               1
                                                                                             ----------------------
Total....................................................................................             (96)

Purchases of good and services
Telefonica Soluciones S.A.                                                                             16
Telefonica Ingenieria de Seguridad                                                                      1
TDA S.A..................................................................................               7
                                                                                             ----------------------
Total....................................................................................              24

Management Fee
Telefonica S.A. - Sucursal Argentina.....................................................             (68)

                                                                                                December 31, 2004
                                                                                             ----------------------
                                                                                             (in millions of pesos)
                                                                                             ----------------------
Assets
Trade Receivables
Communication Technologies Inc.                                                                         7
Telefonica Gestion de Servicios Compartidos Argentina, S.A. ("T-Gestiona S.A.") .........               5
TIWS (Espana) ...........................................................................               1
Television Federal S.A. .................................................................               2
C.P.T. Telefonica  Peru .................................................................               9
                                                                                             ----------------------

                                                                                                December 31, 2004
                                                                                             ----------------------
                                                                                             (in millions of pesos)
                                                                                             ----------------------
Total Trade Receivables..................................................................              24

Other Receivables
Telefonica Data Argentina ("TDA S.A.")...................................................              18
Atento S.A...............................................................................               4
Telefonica Media Argentina S.A. ("Temarsa S.A.").........................................               2
Telefonica Internacional                                                                                1
                                                                                             ----------------------
Total Other Receivables..................................................................              25
                                                                                             ----------------------
Total Assets.............................................................................              49
                                                                                             ======================
Liabilities
Trade Payables
Telefonica, S.A..........................................................................               2
CTC Mundo S.A.                                                                                          3
Telefonica S.A. - Sucursal Argentina(1)..................................................              70
Emergia S.A..............................................................................              65
Telefonica Servicios Audiovisuales........................................................              1
TCP S.A.                                                                                                1
Television Federal S.A....................................................................              1
Telefonica DATA USA.......................................................................              1
Telefonica Investigacion y Desarrollo S.A.................................................              4
Telefonica Soluciones S.A. ...............................................................             16
Telefonica Ingenieria de Seguridad........................................................              1
                                                                                             ----------------------
Total Trade Payables......................................................................             165
                                                                                             ----------------------
Bank and Financial Liabilities
Telefonica Internacional(2)...............................................................             595
                                                                                             ----------------------
Total Bank and Financial Liabilities......................................................             595
Other Payables
Telefonica................................................................................             11
Telefonica S.A. - Sucursal Argentina......................................................              2
Total Other Payables......................................................................             13
                                                                                             ----------------------
Total Liabilities.........................................................................             773
                                                                                             ======================

---------
1    Corresponding to liabilities by management fee.
2    See Note 13 of our Consolidated Annual Financial Statements.

     All these trade receivables and trade payables are arm's-length transaction entered in the ordinary course for services rendered. In the past, Telefonica Holding, either directly or through affiliates, at various times, engaged in a number of transactions with us.

     As of December 31, 2004, we and Telinver have borrowed a total of approximately U.S.$200 million from our controlling company, Telefonica Internacional. During 2002 and 2003, these obligations were rolled over. The loan agreements provide that the creditor may accelerate the terms of our debt if there are changes in our equity, economic and financial situation that, due to their adverse nature, may affect our capacity to comply with the obligations assumed in the agreements or if there are restrictions that may limit our capacity to repay our debts.

     During 2004 we (not including Telinver) decreased our total debt with related parties by approximately U.S.$337 million, including U.S.$33 million in assignments. The payments were made with internally generated funds, loans from banks and the issuance of bonds. As of December 31, 2004, our (not including Telinver) total debt with related parties represented 18% of our total financial debt in foreign currency. As of December 31, 2003 that share was 49%.

     After evaluating Telinver's financing needs in light of the Argentine economic situation and the current difficulties in obtaining credit on January 3, 2005 we assumed all of Telinver's debt in an amount of U.S.$39.2 million, corresponding to Telinver's total indebtedness to Telefonica Internacional, which expressly consented to the assignment by Telinver to us. In addition, Telefonica Internacional agreed to reduce the interest rate of that debt from LIBOR plus 9% to LIBOR plus 4.5%. In consideration for our assumption of the debt, Telinver entered into two loan agreements in pesos with us in the amounts of Ps.71.5 million and Ps.45 million, respectively. Subsequently, at Telinver's Extraordinary Shareholders' Meeting on February 14, 2005, we, as the controlling shareholder of Telinver, approved a capital stock increase equivalent to Ps.71.5 million. These shares were given to us as payment to the first loan agreement mentioned in the previous paragraph. See Item 5:
"Operating and Financial Review and Prospects--Liquidity and Capital Resources". The remaining Telinver debt after the capitalization mentioned above is to be repaid in eight semi-annual installments at 11% annual nominal interest rate.

     Telefonica Internacional has advised us that until March 20, 2005 or in the case of debt maturing after that date, until the due date of such debt, it has waived subject to certain conditions certain default covenants and that it will not until that date accelerate our loan on the basis of the effects of the Public Emergency Law. No member of the Board of Directors, or member of the Supervisory Committee or any of the officers who report to Supervisory Committee members, responsible for implementing our policy, has incurred any material indebtedness owed to us.

     Additionally, the loan agreements currently in effect additionally contain acceleration clauses that would be triggered in the event of certain court or out-of-court proceedings being initiated in connection with claims exceeding a certain percentage of our shareholders' equity or one of its significant subsidiaries. We have obtained a waiver in respect of procedures of this nature that were pending against us as of March 31, 2005, subject to a condition that no other debt be accelerated on similar grounds.

C.   Interests of experts and counsel.

     Not applicable.

ITEM 8. FINANCIAL INFORMATION.

A.   Consolidated Statements and Other Financial Information.

     Our Consolidated Annual Financial Statements, which are set forth in the accompanying Index to Consolidated Annual Financial Statements included in this report, are filed as part of this Annual Report. See "Item 18. Financial Statements" and pages F-1 to F-72.

Legal Proceedings

   Contingencies

     We are presently facing various proceedings and claims in the areas of labor, tax, regulatory compliance and other matters, all of which arise in the ordinary course of business. Such matters are subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. If information available prior to the issuance of our financial statements, considered on the basis of the opinion of our legal counsel, indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of our financial statements, and the amount of the loss, or the range of probable loss can be reasonably estimated, then such loss is accrued and charged to operations. As of December 31, 2004, the amount recorded as reserves for contingencies is Ps.271 million.

     The breakdown of the reserve for contingencies is as follows:

     Labor contingencies:

     The reserves for contingencies related to labor issues amounted to Ps.160 million and Ps.101 million as of December 31, 2004 and 2003, respectively. The charge for 2004 is mainly due to:

     i) probable losses of Ps.64 million resulted from a significant increase of claims brought by employees during the fiscal year 2004 and related to salary differences. These claims and potential claims were considered probable taking into account certain recent judgments of Appeals courts that were adverse to us; and

     ii) new claims for alleged rights provided for in the labor law and related costs which amounted to Ps.44 million, for which we considered it advisable to reach settlement agreements. We intend to defend our rights vigorously in whichever instances are necessary, should other similar material claims eventually arise in the future.

     In addition, in the current fiscal year, the reserve for contingencies decreased by approximately Ps.49 million, mainly due to payments related to the above-mentioned matters.

     Charges for fiscal year 2003 were not material.

     Other matters assessed as probable to incur losses in the future, related to:

     o    Joint and several liability with third parties

     o    Industrial labor accidents

     o    Illnesses

     o    Other severance payments

     Tax contingencies:

     The reserves for contingencies related to tax matters assessed as probable to lose amounted to Ps.54 million and Ps.36 million as of December 31, 2004 and 2003, respectively. The charge for 2004 includes Ps.12 million corresponding to new claims that were asserted in 2004 and potential other related claims considered probable, by certain Municipalities for our joint liability with a third party.

     These tax issues are related to:

     o    Municipal taxes

     o    Provincial taxes

     Civil, commercial and other contingencies:

     The reserve for contingencies related to civil, commercial, administrative, regulatory compliance and other matters assessed as probable to lose as of December 31, 2004 and 2003 amounts to Ps.57 million and Ps.85 million, respectively. The main decrease of Ps.31 million corresponds to the payment for a legal action concerning rescission of commercial agreements, for which an arbitral decision was reached during the current year. This amount was fully reserved as of December 31, 2003. The other matters relate to:

     o    Damages

     o    Regulatory compliance claims

     o    Other claims for rescission of commercial agreements

  Certain Labor Claims

     The Transfer Contract provides that ENTel and not us is liable for all amounts owed in connection with claims based upon ENTel's contractual and statutory obligations to former ENTel employees, whether or not such claims were made prior to the Transfer Date, if the events giving rise to such claims occurred prior to the Transfer Date. However, using a theory of successor enterprise liability that they assert is based upon generally applicable Argentine labor law, certain former employees of ENTel have brought claims against us, arguing that neither the Transfer Contract nor any act of the Argentine government can be raised as a defense to our joint and several liability under allegedly applicable Argentine labor laws.

     In an attempt to clarify the issue of successor liability for labor claims, Decree No. 1803/92, stated that various articles of the Work Contract Law of Argentina, the basis for the former employees claims of joint and several liability, would not be applicable to privatizations subject to State Reform Law No. 23,696. However, the passage of this Decree did not resolve the above claims as the Supreme Court of Argentina, in an unrelated case, upheld the provisions of the law and declared Decree No. 1803/92 inapplicable.

     As of December 31, 2004, the amount of these labor claims including accrued interest and legal expenses totaled approximately Ps.54 million. We have not created any reserve for these claims because (1) pursuant to the Transfer Contract, ENTel has agreed to indemnify us in respect of these claims and (2) the Argentine government has assumed joint and several liability with ENTel for the indemnity obligations and has authorized us to debit an account of the Argentine government at Banco Nacion for any amount payable by us in respect to the indemnification.

     Under Debt Consolidation Law No. 23,982, ENTel and the Argentine government may discharge their indemnity obligations by the issuance of 16-year Debt Consolidation Bonds. As of December 31, 2004, we have paid approximately Ps.6.9 million to satisfy a number of claims. On December 16, 1999, we initiated a claim for indemnification and reimbursement in connection with these payments. The case is being argued in court, and no ruling has yet been issued.

     Regardless of the number of rulings that have already been decided in our favor, court decisions have followed the precedent set by the Supreme Court of Justice in the area of joint liability in labor matters mentioned in the second paragraph that we and our legal counsel consider will apply to our pending cases. Notwithstanding the alternative instruments that may be used by the Argentine government in the List of Conditions and in the Transfer Contract considering the effect of the above described commitments, on the one hand, and on the basis of the opinion of our legal counsel regarding the possible amount for which existing claims may be resolved, on the other, in our opinion and our legal counsel's opinion the outcome of the issue should not have a material impact on our results of operations or financial position.

  Reimbursement of Value-Added Taxes Paid by Telintar

     On April 24, 1995, Telintar filed an application with the Administracion Federal de Ingresos Publicos, formerly the Direccion General Impositiva (the "Argentine Tax Authority"), for the reimbursement of approximately Ps.21.3 million arising from the modifications of certain prior positions originally taken by Telintar with respect to the computation of VAT credits applicable to certain transactions for the period January 1, 1993 through February 28, 1995. Telintar also applied for the reimbursement of approximately Ps.5.9 million of income and asset taxes. During the fiscal year ended September 30, 1997, the AFIP-DGI accepted Telintar's position on the first claim and reimbursed Ps.20.7 million of principal and Ps.3.6 million of interest to the company. Since the AFIP-DGI has still not given its opinion on the second claim, we, as a successor in TLDA's business, have not recorded any amounts relating to the latter claim mentioned in this paragraph. In this regard, should a decision be passed sustaining Telintar's case, the successor companies will then agree on the criterion to be followed for distributing the resulting proceeds between them.

  Restitution of Services Affected by Stolen Cables

     Under Resolution 983/2002, the National Communications Commission imposed a penalty on us consisting of a fine of Ps.680,000 for alleged breach of the General Basic Telephone Service Rules, and further imposed on us several other related obligations, mainly related to the restitution of those services affected by stolen cables. We are in the process of appealing the penalty. In our opinion and in the opinion of our legal advisers, the referred breach lacks legal grounds for the sanction to be correct as: (1) theft of cables is an event of force majeure that releases us from liability; (2) we have reinstated more than 90% of the services affected by theft; (3) there are sufficient public telephones installed and in operation in the affected areas to warrant effective service supply, and certain steps have been taken with the security forces to safeguard the integrity of the cables; and (4) we are reimbursing customers for non-service days and have timely answered each of the National Communications Commission's requests for information. The enforcement of these fines against us may be subject to the renegotiation process provided for under the Public Emergency Law.

  Fiber Optic Cables

     In December 2000, the Argentine Tax Authorities reviewed our income tax returns for the fiscal years 1994 through 1999. They demanded adjustments due to differences in the criterion used to calculate the depreciation of fiber optic cables. Whereas we had applied a useful life of 15 years, the Argentine Tax Authorities assessed our taxes based on a useful life of 20 years. Having analyzed the issue, we appealed the assessment imposed by the Tax Authorities in Argentina's Administrative Tax Court based on our position that there are strong arguments against the Tax Authorities' assessment.

     However, in November 2004, the Argentine Administrative Tax Court entered a judgment against us forcing us to amend the tax returns referred to above. Additionally, the judgment repealed the penalties imposed by the Tax Authorities on the grounds that there was enough evidence to support a finding of excusable error in such tax returns. Given that judgment recently entered against us, we were compelled to pay Ps.6 million, in addition to Ps.17 million as punitive interest in December 2004. We charged these payments to expenses. We believe this matter will not have any additional effects beyond these payments.

     Notwithstanding the above paragraph, and although the final resolution is subject to the contingencies inherent in any pending court judgment, we and our legal counsel are of the opinion that there are legal grounds for a successful appeal of the judgment entered against us and have presented an appeal to have the judgment against us reviewed by the National Court of Appeals in Administrative Matters. As of the date of this Annual Report, the court has not ruled on this matter.

  Other Claims

     In October 1995, the Consumidores Libres Cooperativa Limitada de Provision de Servicios Comunitarios (the "Free Consumers Cooperative") initiated a legal action against Telecom, Telintar, the Argentine government and us to declare as void, unlawful and unconstitutional all standards and rate agreements issued since the Transfer Contract. The Free Consumers Cooperative's claim is to have the tariffs of the basic telephone service reduced and the amount supposedly collected in excess refunded, limiting them in such a way that the licensees' rate of return should not exceed 16% per annum of the assets as determined in the List of Conditions approved by Decree No. 62/90. Other points of our contract have been called into question as well.

     After analyzing the claim, our legal counsel contested the allegations, petitioning that such a claim should be dismissed on the grounds that it fails to state a claim with a basis in law. The court of original jurisdiction ruled in our favor, but this resolution was revoked by the Court of Appeals that held the claim must not be dismissed, but rather must be substantiated at the court of original jurisdiction. Through our legal counsel, we filed an appeal to the Supreme Court of Argentina against the Court of Appeals' decision, which was subsequently denied. An appeal of this denial filed with the Supreme Court of Argentina is currently pending. None of these courts has yet ruled on the substance of the claim.

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

     In the opinion of management and our legal counsel, it is unlikely and remote that the resolution of these issues would have a negative effect on the results of our operations or our financial position.

     On July 29, 2003, we received a communication sent by the CNC requesting us and Telefonica Larga Distancia de Argentina S.A. ("TLDA S.A."), a company that was merged into us, to pay Ps.51 million, including principal and accrued interest as of July 31, 2003, which, according to such note, would correspond to savings, plus interest, obtained by such companies pursuant to reductions in employers' social security contributions approved by Decree No. 1,520/98 and supplementary provisions, applied to salaries of such companies' personnel from April 1999 through June 2001. Pursuant to Resolution S.C. 18,771/99, those savings were to be applied to the performance of programs or promotional projects within the framework of the presidential initiative called "argentin@internet.todos" to be managed by the International Telecommunications Union (UIT). We, both with respect to our own operations as well as successor of the rights and obligations of TLDA S.A., have recorded a liability related to those savings for the outstanding principal, for an amount of Ps.21 million (see Note 3.1.j to the Consolidated Annual Financial Statements), which, we understand, is our total liability as of December 31, 2004. In the opinion of our management and our legal counsel, we have solid ground to claim that this liability should not be considered as delinquent and so we reported to the CNC in a note dated August 13, 2003 challenging the assessment carried out by such agency and requesting the remanding of proceedings.

     During the normal course of business, we are subject to miscellaneous other labor, commercial, tax and regulatory claims. The outcomes of such individual matters are impossible to predict with certainty. Based on our management's assessment regarding the probable loss from such claims and the advice of legal counsel, we have reserved Ps.267 million for contingencies as of December 31, 2004.

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

     Under a shareholders' agreement dated as of April 21, 1997, Telefonica Holding and Telefonica Internacional, who as of such date owned an 83.36% equity interest in Cointel, had agreed to cause us, Cointel and our subsidiaries to distribute to our respective shareholders the maximum portion of our earnings for each fiscal year to the extent permitted by applicable laws and any financial agreements and debt instruments to which they may be subject. The distribution of these dividends was further contingent upon whether (1) such distributions were advisable as a matter of prudent business judgment, (2) sufficient funds were available and (3) there were any significant restrictions on the ability of any of these companies to obtain funds in the financial markets. See Item 10: "Additional Information--Taxation--Argentine Taxation--Taxation of Dividends".

     In the past, our shareholders authorized the creation of a reserve for future dividends, which would remain at the Board of Directors' disposal to be used for paying cash dividends. Because we have accumulated losses, the Board of Directors would not currently be able to use such reserve for paying cash dividends until those losses are absorbed, according to the Companies Law.

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

     The effect of the peso devaluation and pesification and freezing of our tariffs on our shareholders' equity have completely offset unappropriated retained earnings and the reserve for future dividends.

     The following table sets forth the amount of cash dividends paid since January 1, 1994, for each of the years indicated.

                                                                                          Banco
                                                %                                         Nacion
                                              Over                        Total Amount   Exchange
                      Payment Date           Capital       In Pesos(1)    In U.S.$(2)      Rate
-------------------------------------------------------------------------------------------------
January 5, 1994...........................   3.750%       215,553,176      88,406,803      1.000
June 3, 1994..............................   4.100%       233,968,781      96,658,106      1.000
December 22, 1994.........................   4.800%       260,623,037     113,160,708      1.000
May 3, 1995...............................   5.150%       268,174,063     121,412,010      1.000
December 22, 1995.........................   5.150%       266,774,483     121,412,010      1.000
May 17, 1996..............................   5.150%       266,774,483     121,412,010      1.000
December 27, 1996                            5.150%       266,774,483     121,412,010      1.000
July 15, 1997.............................   5.440%       281,796,735     128,248,802      1.000
December 12, 1997.........................   5.750%       297,855,005     135,557,098      1.000
July 8, 1998..............................   7.000%       329,322,570     149,878,334      1.000
December 23, 1998.........................   7.000%       329,285,309     149,861,376      1.000
July 21, 1999.............................   7.000%       329,279,903     149,858,916      1.000
December 7, 1999..........................   7.000%       329,279,903     149,858,916      1.000
August 8, 2000............................   7.000%       329,279,903     149,858,916      1.000
March 29, 2001............................   7.000%       329,279,903     149,858,916      1.000
November 8, 2001..........................   7.000%       329,279,903     149,858,916      1.000

---------
(1)  In pesos restated for inflation until February 28, 2003.
(2) Calculated using the exchange rate as of the payment date (Ps.1.00 = U.S.$1.00).

B.   Significant Changes.

     No undisclosed significant change has occurred since the date of the Consolidated Annual Financial Statements.

ITEM 9. THE OFFER AND LISTING.

A.   Offer and Listing Details.

ADSs Traded on the New York Stock Exchange

     The ADSs, each representing 10 of our Class B Shares, are listed on the New York Stock Exchange under the trading symbol "TAR". The ADSs began trading on the New York Stock Exchange on March 8, 1994, and Citibank acts as depositary (the "Depositary"). The following table sets forth, for the calendar periods indicated, the high and low closing sales prices (in U.S. dollars) of the ADSs on the New York Stock Exchange:

                                                            High          Low
                                                           ---------------------
2000...................................................     49.31         28.25
2001...................................................     30.20          7.20
2002...................................................     14.00          1.80
2003...................................................     10.89          2.90
2004...................................................     12.83          6.21
2003:
First Quarter..........................................      6.70          2.90
Second Quarter.........................................     10.89          4.85
Third Quarter..........................................      9.89          7.00
Fourth Quarter.........................................      9.95          7.59
2004:
First Quarter..........................................     12.83          8.74
Second Quarter.........................................     10.90          7.42
Third Quarter..........................................      8.05          6.21
Fourth Quarter.........................................      8.80          6.94
Recent Six Months:
October 2004...........................................      8.24          7.15
November 2004..........................................      7.55          6.94
December 2004..........................................      8.80          7.21
January 2005...........................................      8.70          7.49
February 2005..........................................     11.24          7.30
March 2005 ............................................     11.38          8.38

     On March 31, 2005, the last reported sale price of the ADSs on the New York Stock Exchange was U.S.$8.98 per ADS. The Depositary indicated that on December 31, 2004 there were approximately 50.6 million ADSs outstanding and approximately 2,400 beneficial owners of ADSs. Such ADSs represented approximately 28.97% of the total number of issued and outstanding Class B Shares as of December 31, 2004.

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

     The following table sets forth, for the calendar periods indicated, the high and low closing sales prices (in pesos) of the Class B Shares on Buenos Aires Stock Exchange:

                                                            High          Low
                                                           ---------------------
2000...................................................      4.93         2.82
2001...................................................      2.70         0.70
2002...................................................      2.80         0.80
2003...................................................      3.05         1.20
2004...................................................      3.90         1.95
2003:
First Quarter..........................................      2.00         1.20
Second Quarter.........................................      3.05         1.49
Third Quarter..........................................      2.80         2.00
Fourth Quarter.........................................      2.91         2.23
2004:
First Quarter..........................................      3.90         2.70
Second Quarter.........................................      3.03         2.06
Third Quarter..........................................      2.38         1.95
Fourth Quarter.........................................      2.64         2.00
Recent Six Months:
October 2004...........................................      2.46         2.20
November 2004..........................................      2.25         2.00
December 2004..........................................      2.64         2.17
January 2005...........................................      2.59         2.20
February 2005..........................................      3.18         2.20
March 2005.............................................      3.35         2.50

     As of March 31, 2005, the last reported sale price of the Class B Shares on the Buenos Aires Stock Exchange was Ps.2.55 per share. On December 31, 2004 there were approximately 3,000 holders of record of Class B Shares.

B.   Plan of Distribution.

     Not applicable.

C.   Markets.

The Buenos Aires Stock Market

     The Buenos Aires Stock Market, which is affiliated with the Buenos Aires Stock Exchange, is the largest stock market in Argentina. The Buenos Aires Stock Market is a corporation with 250 shareholder members authorized to trade in the securities listed on the Buenos Aires Stock Exchange. Trading on the Buenos Aires Stock Exchange is conducted by continuous open outcry, from 11:00 a.m. to 5:00 p.m. each business day. The Buenos Aires Stock Exchange also operates an electronic market system from 9:30 a.m. to 6:00 p.m. each business day, on which privately arranged trades are registered and made public. Transactions on the Buenos Aires Stock Exchange are guaranteed by the Buenos Aires Stock Market.

     To control price volatility, the Buenos Aires Stock Exchange operates a system which suspends dealing in shares of a particular issuer for a half-hour, or for the remainder of the day, when changes in the price of each issuer's shares exceed 10%, or 15%, respectively, of that day's opening price. Investors in the Argentine securities market are mostly individuals and companies. Institutional investors, which represent a relatively small percentage of trading activity, consist of a limited number of investment funds.

     Certain information regarding the Argentine equities market is set forth in the table below:

                                                                       Argentine Equities Market
                                                    ------------------------------------------------------------
                                                                              December 31,
                                                    ------------------------------------------------------------
                                                       2004       2003       2002      2001       2000      1999
                                                    ------------------------------------------------------------
Market capitalization (U.S.$billions)............     231.7      184.5      103.3     192.5      165.8      83.9
As percentage of GDP(1)..........................     158.8%     144.6%     103.5%     71.6%      58.3%     29.6%
Annual volume (U.S.$millions)....................     4,792      2,994      1,312     4,192      9,679    12,687
Average daily trading volume (U.S.$millions).....      18.8       11.9        5.2      16.7       38.0      51.3
Number of listed companies.......................        76         80         83        87         92        91

---------
(1)  GDP refers to the Gross Domestic Product of Argentina.

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

     Each common share entitles its holder to one vote. Under Argentine law, meetings of shareholders must be held in a place that corresponds with the jurisdiction of the company. Shareholders' resolutions subject to Argentine law and the bylaws are binding on all of the shareholders, although shareholders are given the right of withdrawal in connection with certain shareholder decisions.

     Shareholders meetings can be ordinary and extraordinary. At ordinary shareholders meetings, shareholders consider and resolve the following matters:

     (1) approval of financial statements and other measures connected with the conduct of our business in accordance with the law or the bylaws, as submitted to the shareholders by the Board of Directors or the Supervisory Committee;

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

     (7) issuance of negotiable instruments ("bonds").

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

     Our bylaws do not contain any provisions relating to:

     o    redemption provisions;

     o    sinking funds; or

     o    liability for future capital calls by us.

     In addition to restrictions imposed by law, article nine of our bylaws provides that any change in ownership of Class A Shares and of the rights associated with them must be authorized by the relevant regulatory authorities.

     There are no restrictions under Argentine law or in our bylaws limiting the rights of non-residents or non-Argentines to hold or vote our Class B Shares.

     For information on shareholder rights on liquidation, see below "--Dividends and Liquidation Rights".

     Supervisory Committee

     In accordance with the rules contained in Argentine Business Companies Act No. 19,550, corporate supervision is entrusted to a Comision Fiscalizadora (a Supervisory Committee). The election of its members, individually known as sindicos (statutory auditors), and the organization and procedures of the committee are regulated by our bylaws.

     The Supervisory Committee has certain general powers and duties, notwithstanding any others as may be provided for under the Business Companies Act or our bylaws:

     o supervising our management, by an examination of its books and other documents whenever it may deem so convenient, but at least once every three months;

     o verifying, in like manner and with like frequency as indicated above, our cash and securities, as well as our obligations and the performance thereof;

     o receiving notice of and attending the meetings of the Board of Directors and shareholders. The Supervisory Committee may express its opinions at these meetings but is not allowed to vote;

     o ensuring that our directors have posted the required performance bonds and that the same are maintained;

     o submitting a written report on our economic and financial condition to the annual shareholders meeting;

     o providing information within its scope of responsibility to any shareholders so requesting who are owners of at least 2% of our capital;

     o calling the shareholders to an extraordinary meeting whenever it may deem necessary, and to annual or special class meetings if the board should fail to do so as required; and

     o overseeing the management of our business for compliance with the law, our bylaws or internal regulation, and any resolutions adopted by the shareholders.

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

     Board of Directors

     The current Board of Directors is made up of eight directors and eight alternate directors. The bylaws require that the Board of Directors shall consist of three to eight directors. Members of the Board of Directors are appointed by the general meeting of shareholders and are elected for a period of one fiscal year, at the end of which they may be re-elected or replaced.

     Our bylaws require that after the number of directors has been determined at the shareholders meeting, the Class A shareholders elect up to six directors and up to six alternate directors. The Class B shareholders must elect one director and one alternate director, unless the total number of directors is equal to or higher than six, in which event the Class B shareholders shall elect two directors and two alternate directors. Class A and Class B shareholders meet at special class meetings to be called simultaneously with the annual general meeting for these purposes. Any directors appointed to office by the above procedure may only be removed from office by the shareholder class they represent; provided that the shareholders may remove the entire Board of Directors by majority vote of both share classes.

     Certain Powers of the Board of Directors

     Our bylaws provide that the Board of Directors shall have full power to manage and dispose of our property, including such powers as under section 1881 of the Civil Code and Section 9 of Decree No. 5965/63 that must be vested under a special power of attorney. The Board of Directors may, in our name and stead, perform any acts that are in furtherance of our corporate purpose, including banking transactions with Banco Nacion, Banco de la Provincia de Buenos Aires, and other public or private banking entities.

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

     Our bylaws do not contain provisions relating to:

     o a director's power to vote on a proposal, arrangement or contract in which the director is materially interested;

     o the directors' power to vote on compensation to themselves or any members of their body;

     o borrowing powers exercisable by the directors and how such borrowing powers can be varied;

     o retirement or non-retirement of directors under an age limit requirement; or

     o    number of shares required for director's qualification.

Corporate governance framework

  Good Corporate Governance Practices

     In light of the significant conceptual and regulatory progress made in modern corporate governance rules and standards, both in the United States and in Argentina, and recognizing the need to be aligned with the worldwide objectives of Telefonica and its worldwide subsidiaries ("Telefonica Group") in the area of corporate governance, on December 17, 2002, our Board of Directors resolved to create an Audit Committee to promote and support the development of good corporate governance actions.

     The principal guiding policies for corporate governance of the Telefonica Group are:

     (1) maximization of our value in furtherance of the shareholders' interests,

     (2) the material role of the Board of Directors or Management Committee in our conduct and management; and

     (3) information transparency in our relationship with our employees, shareholders, investors and customers.

     Audit Committee

     The Audit and Control Committee was created as a transitional committee on December 17, 2002, and was superseded by an Audit Committee created by our Board of Directors on May 10, 2004 in accordance with the requirements and provisions of Executive Decree No. 677/01, the Sarbanes Oxley Act and the rules and regulations of the SEC.

     Our Board of Directors set forth (1) the structure of the committee and the minimum requirements to qualify as a member of the committee; (2) the planning of the main tasks to be performed and the necessary means for proper functioning, and (3) the training plan for its members. In that sense, our Board of Directors stated that the Audit Committee shall be formed by three or more members of the Board of Directors, all of which shall be independent directors in accordance with the criteria set forth by the CNV. According to these criteria, a director will not be independent if among other cases, he or she is at the same time a director or personnel of the controlling shareholder or other company controlled by it or any other of its subsidiaries.

     Among others, the duties of the Audit Committee are as follows: (a) to express an opinion on the proposal made by the Board of Directors regarding the designation of external auditors to be hired by the Company and to oversee their independence; (b) to supervise the operation of the Company's internal control, administrative and accounting systems, as well as the reliability of the latter and of any financial information or other significant events; (c) to supervise the application of policies in relation to the Company's risk management activities; (d) to supply the market with complete information about transactions in which there are conflicts of interest with directors, officers or controlling shareholders, (e) to express an opinion on the reasonableness of the directors' fees and the stock option plans for directors and managers proposed by the Board of Directors; (f) to express an opinion on regulatory compliance issues and on the reasonableness of the terms and conditions of issuance of shares or securities convertible into shares in the event of a capital increase in which preemptive rights are excluded or restricted; (g) to verify compliance with any applicable rules of conduct; and (h) to issue an opinion, and the grounds for such opinion, in relation to transactions with related parties.

     The Audit Committee started holding sessions on May 28, 2004. Its current members are Alfredo Jorge MacLaughlin, Guillermo Harteneck and Luis Ramon Freixas Pintos, who are all independent directors.

     On June 14, 2004, the Audit Committee approved its charter and on July 27, 2004 it approved its action plan for the 2004 fiscal year.

     Disclosure Committee

     On February 12, 2003, our Board approved the formation of a Disclosure Committee with responsibility for receiving, classifying and reviewing all corporate information in order to determine what should be released to the markets and arranging it in accordance with the features, terms and scope set forth in the local and foreign laws applicable to us. The Disclosure Committee's functions and powers are governed by its internal regulations.

     Market Disclosure Rules

     (1) Along with Telefonica and pursuant to our statutory obligations, we and Telefonica have assumed a commitment of transparency to our respective shareholders, investors and the market in general, with a view to positioning the Telefonica Group as a forerunner in transparency policies.

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

     Internal Rules of Conduct on Negotiable Securities

     We have established internal rules of conduct on negotiable securities for the purpose of restricting the execution of transactions involving negotiable securities of the Telefonica Group by the top management and other employees with access to privileged information. These rules provide for (1) obligations to disclose deals in which the relevant person has a personal interest, (2) the prohibition to make deals using privileged information when the relevant person has a personal interest and (3) dealing of confidential information.

     Rules on Registration, Reporting and Monitoring of Financial Information

     We approved rules on registration, reporting and monitoring of financial information, aimed at (1) maintaining control levels that ensure that the transactions and amounts included in our financial statements are adequately reflected, (2) carrying out adequate processes that ensure that the financial information is furnished and known by the relevant responsible members of the organization, (3) defining and delimiting the responsibilities of each level within the organization regarding the reliability of the information that is publicly disclosed and applying such mechanisms as necessary to assure the confidence of investors and other users of the information, (4) establishing the mechanisms and principles necessary to maintain, to the extent permitted by the applicable laws, uniform practices and criteria of the whole Telefonica Group, (5) monitoring and ensuring that the transactions made among companies of the Telefonica Group are adequately identified and reported, and (6) maintaining adequate supervision of processes that ensure the permanent effectiveness of the financial information registration, disclosure and monitoring system, identifying and correcting any potential deficiency or failure.

     The Whistleblower Hotline and Procedures to Protect the Whistleblower

     On November 10, 2004, the Board of Directors approved the Whistleblower Hotline and Procedures to Protect the Whistleblower in accordance with Section 301 of the Sarbanes Oxley Act. It established procedures for the following:

     (i) the receipt, retention and treatment of complaints received by us regarding accounting, internal auditing controls, or auditing matters;

     (ii) the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters.

     The basic guidelines for the Whistleblower Hotline and Procedures to Protect the Whistleblower are:

     o Access and operation: The whistleblower hotline will be operational 24 hours a day and available for access through the Internet, mail, telephone or fax, and all issues will be treated as anonymous;

     o Internal notice: All employees of Grupo Telefonica will be notified of the existence of the whistleblower hotline;

     o Treatment of complaints: The corresponding area will keep a record of the complaints received and will report these complaints and the result of the investigations thereof to the Audit Committee;

     o Protection of the employee issuing the complaint: Employees issuing complaints will be protected according to applicable rules. This protection will continue even when the investigation reveals no evidence of fraud or other misconduct, provided that the employee has acted in good faith. To that effect, all complaints received are presumed to be made in good faith unless evidence to the contrary. Human Resources will be notified in the event a complaint is not made in good faith, and will proceed according to employment regulations or internal rules in force; and

     o External complaints: Whoever receives a complaint involving a fraud or any other misconduct by a shareholder, client or supplier must report it to the Internal Audit Corporate Manager in order to follow the corresponding procedures.

     Implementation is to be completed by July 31, 2005.

     In addition, we recognize the protection given to employees under Section 806 of the Sarbanes Oxley Act, which establishes whistleblower protection for those employees who issue complaints or assist in the process of fraud detection.

  Appointment of Independent Directors

     We currently have three members who meet the independence requirements established by applicable laws.

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

C.   Material Contracts.

     Other than the contracts listed as exhibits under Item 19 of this Annual Report, during the past two years we have not entered into any material contracts other than contracts entered into in the ordinary course of business and shareholder loans as described in Item 5: "Operating and Financial Review and Prospects--Liquidity and Capital Resources".

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

     As a result of the above, since early 2002, the exchange rate with the U.S. dollar has increased compared to the Argentine peso (the parity was originally one peso per U.S. dollar). As of December 31, 2004, the exchange rate had increased by 197.9% (Ps.2.98 per U.S. dollar).

     Other regulations were issued subsequently, amending some of the above-mentioned regulations. The main aspects of such other regulations are:

     (a) the Public Emergency and Exchange System Reform Law No. 25,561 established the pesification of utility tariffs originally denominated in U.S. dollars at an exchange rate of U.S. $1 to Ps.1 and authorized the National Executive Power to renegotiate such agreements (See Note
          10.1 to the Consolidated Annual Financial Statements);

     (b) an extension in the National Public Emergency situation until December 31, 2005; and

     (c) suspension of dismissals without just cause until December 31, 2005 and the establishment of penalties consisting of the payment of additional amounts equivalent to 80% of the termination pay set forth by labor regulations for employees dismissed without just cause, except in relation to personnel hired on or after January 1, 2003. This is how the Argentine government is proceeding with a stepwise reduction of the penalty formerly consisting of two times the applicable termination pay with the aim expressed in the law of fully eliminating this penalty if unemployment rates drop to less than 10%.

E.   Taxation.

U.S. Federal Income Taxation

     The following discussion is a summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our preferred shares or our ADSs by U.S. Holders, as defined below. This summary is based on the Internal Revenue Code of 1986, as amended (referred to herein as the "Code"), final, temporary and proposed Treasury regulations, administrative pronouncements of the U.S. Internal Revenue Service (the "IRS") and judicial decisions, all as currently in effect and all of which are subject to change (possibly with retroactive effect), and to different interpretations. It is also based in part on representations by the depositary and assumes that each obligation under the Deposit Agreement and any related agreement will be performed in accordance with its terms. This discussion deals only with preferred shares and ADSs held as capital assets (generally, for investment purposes). It does not discuss all of the tax consequences that may be relevant to a U.S. Holder in light of the U.S. Holder's particular circumstances or to U.S. Holders subject to special rules, such as financial institutions, insurance companies, tax-exempt entities, dealers in securities or foreign currencies, partnerships and other pass-through entities, investors liable for the alternative minimum tax, persons who hold preferred shares or ADSs as part of an integrated investment (including a hedge, straddle or conversion transaction), persons whose functional currency is not the U.S. dollar or persons who actually or constructively own (directly or indirectly) 10% or more of our voting stock or persons who acquired preferred shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation. Holders of preferred shares or ADSs should consult their own tax advisors with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

     As used herein, the term "U.S. Holder" means a beneficial owner of preferred shares or ADSs that is, for U.S. federal income tax purposes, (1) a citizen or individual resident of the United States, (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States or of any political subdivision thereof or
(3) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source. The U.S. federal income tax treatment of a partner in a partnership that holds our preferred shares or ADSs will depend on the status of the partner and the activities of the partnership. Partners in such partnerships should consult their own tax advisors.

     THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS INTENDED FOR GENERAL INFORMATION PURPOSES ONLY. PROSPECTIVE PURCHASERS OF PREFERRED SHARES OR ADSs ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING OR DISPOSING OF

PREFERRED SHARES OR ADSs, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAWS.

   General

     In general, for U.S. federal income tax purposes, holders of American depositary receipts evidencing ADSs will be treated as the beneficial owners of the preferred shares represented by those ADSs. Deposits and withdrawals of preferred shares in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

     The U.S. Treasury Department has expressed concerns that parties to whom depositary shares such as the ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of the ADSs or the U.S. Treasury. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of Argentine taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by future actions taken by parties to whom the ADSs are released.

   Taxation of Dividends

     Subject to the passive foreign investment company rules discussed below, distributions made by us of cash or property generally will constitute a taxable dividend to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. The full amount of any dividend paid in respect of our preferred shares or ADSs (including the amount of any Argentine withholding taxes imposed on such dividend) will be included in the gross income of a U.S. Holder, as ordinary income from sources outside the United States, at the time that the dividend is received by the U.S. Holder, in the case of our preferred shares, or by the depositary, in the case of ADSs.

     The amount of income, including in respect of any dividend paid in pesos, generally will be measured by reference to the spot rate for converting pesos into U.S. dollars in effect on the date that the dividend is received by the U.S. Holder, in the case of our preferred shares, or by the depositary, in the case of ADSs. A U.S. Holder may recognize foreign currency gain or loss, which would be treated as ordinary gain or loss, upon a subsequent conversion of pesos into U.S. dollars. U.S. Holders should consult their own tax advisors regarding the calculation and U.S. federal income tax treatment of foreign currency gain or loss. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

     Subject to applicable limitations, and subject to the discussion above regarding concerns expressed by the U.S. Treasury, the U.S. dollar amount of dividends received by an individual prior to January 1, 2009 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends represent "qualified dividend income." Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a passive foreign investment company ("PFIC"), foreign personal holding company ("FPHC") or foreign investment company ("FIC"). The ADSs are listed on the New York Stock Exchange, and may qualify as readily tradable on an established securities market in the United States so long as they are so listed. However, no assurances can be given that the ADSs will be or remain readily tradable. Based on existing guidance, it is not entirely clear whether dividends received with respect to the preferred shares will be treated as qualified dividends, because the preferred shares are not themselves listed on a United States exchange. In addition, the United States Treasury Department has announced its intention to promulgate rules pursuant to which holders of ADSs or preferred stock and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, we are not certain that we will be able to comply with them. U.S. Holders of ADSs and preferred shares should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

     Dividends paid by us will not be eligible for the dividends received deduction allowed to corporations under the Code. The amount of a dividend will include any amounts withheld by us or our paying agent in respect of Argentine taxes. Dividends paid by us will be treated as foreign source dividend income to you and will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Code.

     Subject to certain limitations and restrictions, and subject to the discussion above regarding concerns expressed by the U.S. Treasury, a U.S. Holder will be entitled to a foreign tax credit against its U.S. federal income tax liability, or a deduction in computing its U.S. federal taxable income, for Argentine income taxes withheld by us. The limitation on foreign taxes eligible for credit is determined separately with respect to specific classes of income. The rules relating to the calculation of foreign tax credits and the applicable limitations are complex. U.S. Holders should consult their own advisors concerning the implications of the foreign tax credit rules in light of their particular circumstances.

   Taxation of Capital Gains or Losses

     Upon a sale or other taxable disposition of preferred shares or ADSs, a U.S. Holder will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount realized on the sale or other taxable disposition and the U.S. Holder's adjusted tax basis in the preferred shares or ADSs. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder's holding period in the preferred shares or ADSs exceeds one year at the time of the sale or other taxable disposition. Certain U.S. Holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. The deductibility of capital losses is subject to limitations under the Code. Gain or loss derived from the sale or other disposition of our preferred shares or ADSs generally will be treated as U.S. source income or loss for foreign tax credit purposes.

   Passive Foreign Investment Company Rules

     We believe that we will not be considered a "passive foreign investment company," or PFIC, for U.S. federal income tax purposes. However, because the determination of whether the preferred shares or ADSs constitute shares of a PFIC will be based upon the composition of our income and assets and the fair market value of our assets (including entities in which we hold at least a 25% interest), from time to time, there can be no assurance that the preferred shares or ADSs will not be considered shares of a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a U.S. Holder held a preferred share or ADS, certain adverse consequences could apply to the U.S. Holder, including the imposition of higher amounts of tax than would otherwise apply to a U.S. Holder and additional tax form filing requirements. U.S. Holders are urged to consult their tax advisors regarding the consequences to them if we were considered to be a PFIC, as well as the availability and advisability of making an election to avoid the adverse United States federal income tax consequences of PFIC status should we be classified as a PFIC for any taxable year. Moreover, dividends on our ADSs would no longer be "qualified dividend income" entitled to preferential rates of U.S. federal income tax, as described above. Based on our operations and business plans, we do not believe that we are currently a PFIC and do not expect to become a PFIC in the foreseeable future.

  Information Reporting and Backup Withholding

     Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) you are a corporation or other exempt recipient or (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against such U.S. Holder's U.S. federal income tax liability, if any, and may entitle such U.S. Holder to a refund, provided that the required information is furnished to the IRS in a timely manner.

     U.S. HOLDERS AND PROSPECTIVE PURCHASERS OF OUR PREFERRED SHARES OR ADSs SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE ARGENTINE, U.S. FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR PREFERRED SHARES OR ADSs BASED UPON THEIR PARTICULAR CIRCUMSTANCES.

Argentine Taxation

     The following summary of certain Argentine tax matters is based upon the tax laws of Argentina, and regulations thereunder, in effect as of the date of this Annual Report, and is subject to any subsequent change in Argentine laws and regulations which may come into effect after such date.

  Taxation of Dividends

     Dividends of cash, property or capital stock related to the Class B Shares or ADSs are currently exempt as a general rule from Argentine withholding tax or income tax. However, under Tax Law No. 25,063, a tax is applicable to the amount of dividends distributed in excess of a company's "net taxable income" accumulated at the end of the fiscal year immediately preceding the date of the distribution of such dividends.

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

  Tax on Personal Assets (Individuals)

     Law No. 25,585 dated May 15, 2002 establishes that tax on personal assets on shares issued by companies incorporated in Argentina owned by individuals or undivided estates resident in Argentina or abroad shall be collected by the Argentine company at the 0.5% rate and the Ps.102,300 nontaxable amount shall not apply to this case.

     The law also includes a legal presumption that the shares of an Argentine company that are owned by any foreign legal entity are deemed to be indirectly owned by individuals or undivided estates and then taxed as described above.

     This provision does not apply in the case of shareholders resident in some countries that have tax treaties with Argentina such as Spain or Chile which establish that this kind of property is taxed only in the country where the shareholder is resident.

     Finally, Law No. 25,721 dated January 17, 2003, has eliminated the existing exemption to the Tax on Personal Assets for the holding of listed shares.

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

THE ABOVE SUMMARIES DO NOT CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO THE OWNERSHIP OF THE ADSs OR THE CLASS B SHARES.

F.   Dividends and Paying Agents.

     Not applicable.

G.   Statement by Experts.

     Not applicable.

H.   Documents on Display.

     We file annual reports on Form 20-F and furnish periodic reports on Form 6-K to the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. Anyone may read and copy any of these reports at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Information on the operation of the public reference rooms is available by calling 1-800-SEC-0330. Documents filed since October 1, 2002 can be found on the EDGAR system on the Security and Exchange Commission website, www.sec.gov.

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

     As of December 31, 2002, our consolidated total bank and financial debt in foreign currency was the equivalent of U.S.$1,842 million. As of December 31, 2003, this amount had decreased to the equivalent of U.S.$1,543 million. And as of December 31, 2004, it had decreased to the equivalent of U.S.$1,073 million. The impact of foreign exchange rates during 2004 and 2003 on our net monetary position in foreign currency, net of our exposure to inflation, amounted to a loss of Ps.67 million and a gain of Ps.760 million, respectively. The variation was mainly due to a devaluation of the peso by 1.7% during 2004, compared to an appreciation of the peso by 13% during 2003. As of December 31, 2004, consolidated current assets in foreign currency were lower than our consolidated current liabilities in foreign currency by Ps.585 million. See Item 3: "Key Figures--Presentation of figures in constant Argentine pesos". In May 2004, October 2004 and February 2005, we issued negotiable obligations for Ps.163.3 million, Ps.200 million and Ps.250 million, respectively. These negotiable obligations were issued in different series and tranches, with different maturities and coupons. During 2004 we cancelled U.S.$337 million in loans with Telefonica Internacional, partially with the issuance of negotiable obligations, with self-generated funds and with loans granted by local banks. The amount of indebtedness as a percentage of our total financial debt subject to variable interest rates has decreased from 38% in 2003 to 18% in 2004. This is mainly due to the cancellation of part of our debt owed to Telefonica Internacional. See
Item 5: "Operating and Financial Review and Prospects--Exchange of Notes". The fair value of our debt in terms of U.S. dollars as of December 31, 2004 decreased by 14% compared to the fair value as of December 31, 2003, mainly due to the payments made during 2004. In addition, the improvement in the Argentine economic climate mentioned elsewhere in this Annual Report and in the market perception of our risk resulted in an increase on the market prices of our outstanding notes and, thus, a decrease in the implicit market rates we use to discount our debt. See Item 5: "Operating and Financial Review and Prospects--Credit Ratings". The decline in variable interest rates are reflected in the lower spreads negotiated with our creditors, which was partially offset by higher reference rates (LIBOR as of December 31, 2004 was 2.78% as compared to 1.22% as of December 2003).

     Set forth below is tabular information presented in our reporting currency, Argentine pesos, with respect to our net debt defined as Debt Obligations and the other instruments less Financial Assets (time deposits). The table reflects principal and related exchange rates, broken out between floating rate and fixed rate debts.

SENSITIVITY TO INTEREST RATES AND EXCHANGE RATES - NET DEBT (December 31, 2004)

                                       MATURITY DATES
                               (in millions of pesos)(1)(2)                                   FAIR VALUE(3)
                           -----------------------------------                       ---------------------------
                                                                                      Under-
                                                                                      lying  Associated             Book
                            2005    2006   2007   2008   2009   Subsequent   TOTAL     Debt  Derivatives   TOTAL    Value
                           --------------------------------------------------------------------------------------------------------
EUROPE.....................    2       2      3      8      8        37         60      61     (17)           44      60
EURO
Fixed Rate.................    8       8      8      8      8        37         78      61       -            61      78
  Average Interest
    Rate (%)............... 1.75    1.75   1.75   1.75   1.75      1.75
Swap Euros.................   (6)     (6)    (5)     -      -         -        (17)      -     (17)          (17)    (17)(4)
AMERICA....................  871     323    606    409     29     1,075      3,314   3,538      13         3,551   3,314
ARS                          405      65      0      0      0         0        470     483       -           483     470(8)
Fixed Rate.................  405       -      -      -      -         -        405     417       -           417     405(5)
  Average Interest
    Rate (%)............... 8.44
Floating Rate..............    0      65      0      0                          65      66                    66      65
  Average Interest
    Rate (%)............... 7.00    7.00

U.S.$......................  467     258    606    409     29     1,075      2,843   3,055      13         3,068   2,843(6)(7)(9)
Floating Rate..............  667       6      4      4      -         -        680     682       -           682     680
  Average Spread (%)(10)... 5.25    1.25   1.28   1.28      -
Fixed Rate................. (205)    248    598    405     29     1,075      2,150   2,373       -         2,373   2,150
  Average Interest
    Rate (%)(11)........... 3.34    9.72   9.74   8.98   8.95      8.98
Swap Euros.................    5       4      4      -      -         -         13       -      13            13      13 (4)
Exchange rate options (12)     0                                                 0               0             0       0
TOTAL......................  874     325    609    417     37     1,112      3,374   3,599      (4)        3,595   3,374

---------
(1)  Exchange rate as of December 31, 2004: Ps.2.98 = U.S.$1.00.

(2)  Total may not sum due to rounding.

(3)  We calculate the fair value as follows:

     a) Outstanding debt with related parties, bonds in pesos and financial debts with local banks: As it is short-term debt, and the interest rates have been settled recently, the fair value equals its carrying amounts.

     b) U.S. dollar Bonds: The bonds are valued at market price as of December 31, 2004.

     c) Other outstanding financial debt: We calculated the fair value considering the zero coupon curve implicit from the yield to maturity of our bonds due in 2006, 2007, 2008, 2010 and 2011.

     The market values indicated may not be indicative of a trend or of values in the mid-term future.

(4) The net book value of Ps.4 million is included in Other receivables in the Consolidated Annual Financial Statements.

(5)  Net of Ps.6 million of balances with bank and mutual fund accounts.

(6) Includes Ps.14 million corresponding to derivative financial instruments classified in other payables in the financial statements as of December 31, 2004.

(7) Excludes Ps.67 million of accrued interest included in bank and financial payables in the Consolidated Annual Financial Statements as of December 31, 2004.

(8)  Excludes Ps.25 million corresponding to credit balances with banks.

(9)  Net of Ps.247 million of time deposits and treasury bills.

(10) It is the weighted average interest rate of the outstanding debt as of each date excluding six month U.S. Dollar LIBOR as of December 31, 2004 (2.78%).

(11) It is the net average interest rate.

(12) Amount less than Ps.1 million. Corresponds to the Call Spreads with Telefonica Internacional.

     Exchange Rate Sensitivity. Since the Convertibility Law pegged the peso at a value of Ps.1.00 per U.S.$1.00, exchange rates risks were mainly related to changes in the value of the U.S. dollar in comparison with currencies other than the Argentine peso. In January 2002, the Argentine government devalued the Argentine peso and currently the peso/U.S. dollar exchange rate is determined by a free market with certain controls. Until 2002, we did not hedge our U.S. dollar-denominated debt because under the Convertibility Law the peso/U.S. dollar exchange rate was essentially fixed at parity and we had our revenues stream linked to the U.S. dollar because our rates were denominated in U.S. dollars and converted into pesos at the end of each month. However, in some cases we hedged U.S. dollars against yens and euros, as discussed below. Before the Convertibility Law, according to the Transfer Contract, our rates were to be adjusted for inflation in Argentina and in certain extraordinary circumstances, by a specific formula which considers both the effect of the inflation and the variation in exchange rates. Since the end of the Convertibility Law, almost all of our revenues have been stated in pesos but almost all of our debt has been denominated in foreign currency so we have a current mismatch between our revenues and our financial debt in foreign currency. At present, we have adopted the policy of hedging our exposure to exchange rate risk because of the fluctuation of the value of the peso against foreign currencies and its effect on our debt denominated in foreign currencies. We do not have, however, financial instruments for trading purposes. See Item 10: "Additional Information--Exchange Controls". Moreover, our policy does not include holding derivative financial instruments to hedge our exposure to interest rate risk.

     See Item 3: "Key Information--Selected Financial Data--Exchange Rate Information" and Item 4: "Information on the Company--Rates."

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

     In September 1999, we entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the yen/U.S. dollar exchange rate in connection with our 6.7 billion outstanding as of December 31, 2004 Japanese yen loan granted by the Export-Import Bank of Japan (currently, the Japanese Bank of International Cooperation). The loan matures in February 2011 and accrues interest at a rate of 2.3% per annum. The swap agreement provides for a fixed exchange rate of 104.25 yen per U.S. dollar. The interest rate paid to Citibank N.A. under the swap agreement during the term of the loan is 7.98% per annum. As of December 31, 2004, the amount of the related liability, taking into account the effect of the swap and the additional interest accrued, amounts to U.S.$71 million.

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

     The swap agreements with Citibank establish typical provisions for these types of transactions, including the acceleration of payment upon the failure to pay financial debts for amounts in excess of 2% of our shareholders' equity.

     During 2004 we used currency forward contracts to hedge against the risks of fluctuation in the peso/U.S. dollar exchange rate. We entered into NDFs, pursuant to which monetary positions are offset. These instruments were used to cover firm short-term payment commitments denominated in U.S. dollars. As of December 31, 2004, we have no NDF's outstanding.

     In September 2004, we entered into an agreement with Telefonica Internacional for two new strategies of exchange rate options, known as "Call Spreads", maturing in January and February 2005. These Call Spreads consisted of the acquisition of a call option and the sale of a call option with different strike prices for a specific amount of currency. The strategy with the maturity date on January 2005 had a notional value of U.S.$12 million and consisted in the acquisition of a call option at a strike price of Ps.3.075 per U.S. dollar and the sale of a call option at a price of Ps.3.50 per U.S. dollar. The strategy with the maturity date on February 2005 had a notional value of U.S.$12 million and consisted in the acquisition of a call option at a strike price of Ps.3.09 per U.S. dollar and the sale of a call option at a price of Ps.3.50 per U.S. dollar. In both cases, the options could have been exercised only at their maturity. The goal of this strategy was to hedge the exchange rate risk related to our commitments to pay principal on our debt to Telefonica Internacional, denominated in U.S. dollars. We paid, as premium, U.S.$0.4 million for each strategy. Upon maturity, the options were not exercised because the exchange rates prevailing at those times were outside the strike prices of the options. The cost of the premiums paid has been charged to the "holding losses/gain from derivative instruments."

     We also had the equivalent of approximately Ps.152 million, as of December 31, 2004, of trade and other payables denominated in foreign currencies, of which approximately Ps.118 million are U.S. dollar-denominated, as well as approximately Ps.257 million in foreign-currency receivables and investments.

     Our results of operations are very susceptible to changes in the peso/dollar exchange rate because our primary assets and revenues are denominated in pesos while substantially all of our liabilities are denominated in dollars. We estimate, based on the current composition of our balance sheet and the fact that our revenues have been pesified and frozen, that for every variation in the exchange rate of Ps.0.10 (plus or minus) against the peso results in a variation, plus or minus, of approximately Ps.100 million in our results considering our foreign currency exposure as of December 31, 2004.

     Interest Rate Sensitivity. We make interest payments under such debt instruments periodically during the term of debt through maturity. The table shown above does not reflect any prepayment or refinancing of indebtedness that may occur from time to time. Weighted average variable rates in the table are based on LIBOR as of December 31, 2004 (2.78%), which was lower than LIBOR as of March 31, 2005 (3.40%) due to the increase in the prevailing interest rates following the increase in U.S. rates by the U.S. Federal Reserve Board. As of December 31, 2004, approximately 79% of our debt obligations had terms that provide for fixed interest rates. Debt obligations with variable interest rates are based mainly on LIBOR plus specified margins.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

Amendment to Certain Provisions of the Notes

     In connection with the exchange offers, we solicited proxies to amend our notes. On July 22, 2003, a bondholder meeting was held in order to amend the terms and conditions of our 9.125% notes due 2008. In such meeting substantially all of the covenants and events of default, as well as certain reporting requirements were eliminated. The covenants and events of default that were deleted include the following:

     o    the limitation on mergers,

     o    the limitation on liens,

     o    the limitation on sale and leaseback transactions,

     o    the requirement to maintain our corporate existence and properties,

     o    the requirement that we maintain adequate insurance,

     o    the requirement that we maintain adequate books and records,

     o the requirement that we comply with all applicable laws and material agreements,

     o the requirement that we comply with the reporting requirements of the Exchange Act, and

     o all events of default, including the cross-default provisions, except the event of default triggered by our failure to make a scheduled principal or interest payment on the notes, or pay any additional amounts due on such dates.

Reorganization Transactions

     An information statement, dated as of March 19, 2001, describing the Reorganization Transactions, the distribution of Moviles Argentina and Telefonica Data shares and the reduction in our capital stock has been filed with the SEC in a report on Form 6-K dated March 22, 2001. See also Item 4:
"Information on the Company--Our History and Development--Our Reorganization".

E.   Use of Proceeds

     Not applicable.

ITEM 15. CONTROLS AND PROCEDURES.

     Our chairman and our chief financial officer are responsible of establishing and maintaining our disclosure controls and procedures.

     Our chairman and our chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in the U.S. Securities Exchange Act of 1934 under Rule 13a-15(e)) as of the end of the period covered by this Form 20-F, have concluded that, as of such date, our disclosure controls and procedures were effective.

     There were no significant changes in our internal controls over financial reporting that occurred during the year ended December 31, 2004 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED].

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.

     Our board of directors has determined that Mr. Guillermo Harteneck, member of our Audit and Control Committee, meets the requirements of an "audit committee financial expert", as defined by the SEC.

ITEM 16B. CODE OF ETHICS

     We follow the Rules of Conduct for the Financial and Accounting Departments of the Telefonica Group in Argentina which are filed herein as Exhibit 11.1.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     Deloitte acted as our independent auditor for the years 2004 and 2003. The chart below sets forth the fees for services performed by Deloitte in the years 2004 and 2003 (including related expenses), and breaks down these amounts by category of service in millions of pesos in historical amounts:

                                                            Total Fees
                                                   --------------------------
                                                      2004             2003
                                                   --------------------------
Audit Fees........................................  Ps.1.81          Ps.2.22
Audit-Related Fees................................  Ps.0.16          Ps.0.13
Tax Fees..........................................  Ps.0.05          Ps.0.02
All Other Fees....................................  Ps. -            Ps. -
Total.............................................  Ps.2.02          Ps.2.37

Audit Fees

     Audit fees are fees agreed upon with Deloitte for the years 2004 and 2003 (including related expenses) for the audit of our annual consolidated financial statements and for the reviews of our quarterly financial statements submitted on Form 6-K, including the review of our annual report on Form 20-F, other SEC and CNV presentations (such as the offering circulars for the exchange offers and the issuance of new bonds), certification of filings before governmental offices.

Audit-Related Fees

     Audit-related fees in 2004 and 2003 include fees related to services not required by any statute or regulation concerning financial accounting and reporting standards.

Tax Fees

     Tax fees in 2004 and 2003 were related to services agreed-upon for tax compliance.

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

     Therefore, the Board has established the guidelines for a formal policy which will establish the basis for the engagement of our external auditor to provide audit services and permissible non-audit services. These guidelines include:

     (1) Service categories: The services to be provided by the external auditing firms shall be classified into the following categories:

     Permitted Services:

     o External audit and related services: These services are inherent in the role of an independent auditor and include the review and interpretation of accounting principles and their application, the review of adequate support to financing, similar transactions and other services disclosed in our annual reports or financial statements on which the external auditors shall issue an opinion. These services shall be pre-approved by the Audit Committee or, until such Committee exists, by the current Audit and Control Commission on an annual basis.

     o Taxes: Although these services are expressly permitted and do not have an adverse effect on the independence of external auditors, an assessment of the consulting firm ultimately engaged shall be made in each case.

     o Services requiring specific approval: Other services requiring specific approvals are services which are specifically permitted and do not affect the independence of external auditors, but are not related to external audit services or services with regards to taxes. All such other services do require pre-approval by the Audit Committee (or by the Board) prior to engagement. This pre-approval shall be granted whenever the participation of an auditing firm is proposed for an audit job to be engaged by us for which the quoting of professional services is required. To this end, the Audit Committee shall pre-approve such services or pre-approval shall be required from the Director appointed for that purpose.

     Non-permitted Services: Non-permitted services are those services that may not be provided by auditing firms as they are considered incompatible with the role of an independent auditor.

     (2) Extension of the policy and approval intervals: This policy shall be applied both to Telefonica de Argentina S.A. and its subsidiary Telinver and any need to approve it on annual basis or at certain required intervals required shall be determined in accordance with the changes introduced to applicable regulations.

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

ITEM 18. FINANCIAL STATEMENTS.

Reports of Independent Public Accountants on the Consolidated Annual
Financial Statements as of December 31, 2004..............................  F-2

Consolidated Balance Sheets as of December 31, 2004 and 2003..............  F-5

Consolidated Statements of Operations for the years ended
December 31, 2004, 2003 and 2002..........................................  F-6

Consolidated Statement of Changes in Shareholders' Equity for the years ended December 31, 2004, 2003 and 2002....................................  F-7

Consolidated Statements of Cash Flows for the fiscal years ended
December 31, 2004, 2003 and 2002..........................................  F-8

Notes to Consolidated Annual Financial Statements for the years ended December 31, 2004 2003 and 2002.....................................  F-9

ITEM 19. EXHIBITS.

Exhibit No.    Description
-------------------------------------------------------------------------------

1.1 English translation of the bylaws (Estatutos) of Telefonica de Argentina S.A., as amended, including the corporate charter.*

4.1 Management Contract, dated November 8, 1990, between Telefonica de Argentina S.A. and Telefonica de Espana S.A., together with an English summary thereof.**

4.2 System Operation and Maintenance Outsourcing Master Agreement dated June 26, 2000 by and between IBM Argentina S.A., Telefonica de Argentina S.A., Telefonica Comunicaciones Personales S.A., Telinver S.A., Telefonica Data Argentina, and Telecomunicaciones y Sistemas.***

4.3 Preliminary Spin-off and Merger Agreement by and among Telefonica de Argentina S.A., Telefonica Data Argentina and Telefonica Moviles S.A. (English Translation).****

4.4 Telefonica S.A. Stock Option Agreement, dated June 26, 2001, between Telefonica S.A. and Telefonica de Argentina S.A. (English Translation).*

4.5 Agreement dated March 21, 2003 between IBM Argentina S.A., Telefonica de Argentina S.A. and others (English
               Translation).*****

4.6            Extension of Management Contract, dated July 30, 2003.*******

4.7 Indenture dated August 7, 2003 among Telefonica de Argentina S.A., The Bank of New York, as trustee, co-registrar and principal agent, Banco Rio de la Plata S.A., as registrar and Argentine paying agent and The Bank of New York (Luxembourg) S.A., as Luxembourg paying agent and transfer agent in respect of our 11 7/8% Notes due 2007, 9 1/8% Notes due 2010, 8.85%
               Notes due 2011 and Conversion Notes due 2011.*******

4.8 Supplemental Indenture date August 7, 2003 among Telefonica de Argentina S.A., Deutsche Bank Trust Company Americas (successor to Bankers Trust Company), as trustee, co-registrar and principal paying agent, and Deutsche Bank S.A. (successor to Bankers Trust S.A.), as paying agent relating to the Indenture dated November 3, 1994 amount Telefonica de Argentina S.A., Bankers Trust Company, as trustee, co-registrar and principal agent, and Bankers Trust S.A., as paying

Exhibit No.    Description
-------------------------------------------------------------------------------
               agent.*******

4.9 Preliminary Spin-off and Merger Agreement by and among Telefonica de Argentina S.A., Telefonica Data Argentina and Telefonica Moviles S.A. (English Translation).****

4.10 Telefonica S.A. Stock Option Agreement, dated June 26, 2001, between Telefonica S.A. and Telefonica de Argentina S.A. (English Translation).*

4.11 Agreement dated May 20, 2003 between Telefonica Internacional S.A. and Telefonica de Argentina S.A. (English
               Translation).******

8.1            List of Subsidiaries of Telefonica de Argentina S.A.

11.1 Rules of Conduct for the Financial and Accounting Departments of the Telefonica Group in Argentina (English Translation).

12.1           Section 302 Certification of the Chairman

12.2           Section 302 Certification of the Chief Financial Officer

13.1           Section 906 Certification of the Chairman

13.2           Section 906 Certification of the Chief Financial Officer

---------
* Incorporated by reference to our annual report on Form 20-F for the fiscal year ended September 30, 2001.

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

****** Incorporated by reference to our Registration Statement on Form F-4 filed with the SEC on May 22, 2003.

******* Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003.

                                   SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                        TELEFONICA DE ARGENTINA S.A.


                                        By: /s/ Juan Ignacio Lopez Basavilbaso
                                           -------------------------------------
                                           Name: Juan Ignacio Lopez Basavilbaso
                                           Title: Chief Financial Officer

                                                            Dated April 6, 2005

                        Consolidated financial statements



      As of and for the fiscal years ended December 31, 2004, 2003 and 2002

                          TELEFONICA DE ARGENTINA S.A.

           TABLE OF CONTENTS OF THE CONSOLIDATED FINANCIAL STATEMENTS


Table of Contents

Report of independent public accountants.

Consolidated Balance Sheets as of December 31, 2004 and 2003.

Consolidated Statements of Operations for the fiscal years ended December 31, 2004, 2003 and 2002.

Consolidated Statements of Changes in Shareholders' Equity for the fiscal years ended December 31, 2004, 2003 and 2002.

Consolidated Statements of Cash Flows for the fiscal years ended December 31, 2004, 2003 and 2002.

Notes to Consolidated Financial Statements as of December 31, 2004, 2003 and
2002.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTING FIRM



To the Board of Directors of
Telefonica de Argentina S.A.


1. We have audited the accompanying consolidated balance sheets of Telefonica de Argentina S.A. (the "Company") ("Telefonica", an Argentine corporation) and its consolidated subsidiary, Telinver S.A., as of December 31, 2004 and 2003 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the fiscal years ended December 31, 2004, 2003 and 2002, prepared in accordance with generally accepted accounting principles applicable to consolidated financial statements in Argentina approved by the Professional Council of Economic Sciences of the City of Buenos Aires ("CPCECABA") in constant Argentine pesos, except for the matter mentioned in paragraph 5 of this report as required by the Comision Nacional de Valores ("CNV") accounting rules.

2. The financial statements mentioned in paragraph 1 are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements mentioned in paragraph 1 based on our audits.

3. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America) (PCAOB auditing standards). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

4. We did not audit the financial statements of the consolidated subsidiary, Telinver S.A. as of December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002 which statements show a negative shareholders' equity of $36 million, loss before income tax of $8 million and net loss of $2 million as of the year ended December 31, 2004. The financial statements of Telinver S.A. for those years were audited by other auditors who issued an unqualified audit report according to PCAOB auditing standards, dated April 4, 2005, which has been provided to us by the Company. Our opinion included in paragraph 7 of this report, with regard to the figures included in Telefonica's consolidated financial statements for Telinver S.A., is based on the report of such other auditors.

5. As explained in note 2.2 to the accompanying consolidated financial statements, Decree No. 664/03 of the National Executive Power and General Resolution No. 441/03 of the CNV suspended the application of the method of inflation adjustment as from March 1, 2003. In accordance with generally accepted accounting principles in Argentina as promulgated by the CPCECABA, the requirement to restate the financial statements to reflect the effects of inflation was in effect until September 30, 2003. In compliance with the provisions of Decree No. 664/03 of the National Executive Power and General Resolution No. 441/03 of the CNV, the consolidated financial statements of the Company and its subsidiary have been restated for inflation through February 2003. The Company indicates in note 2.2 to the accompanying consolidated financial statements that, had the financial statements been restated for inflation in accordance with generally accepted accounting principles in Argentina as promulgated by the CPCECABA, the Company's shareholders' equity and net income for the fiscal year ended December 31, 2003 would have amounted to approximately $2,628 million and $305 million, respectively. The Company states in note 2.2 that this effect as of and for the fiscal year ended December 31, 2004 is not significant.

6. As described in note 10.1. to the accompanying consolidated financial statements, since the beginning of 2002 the Company has been unable to raise its regulated service rates due to the provisions of both the Economic Emergency Law No. 25,561 and the Renegotiation of Contracts
     Law No. 25,790. Note 1 to the consolidated financial statements describes that although the Company has adopted several initiatives to mitigate the current impact of this situation, and certain indicators of the Argentine economy are currently showing favorable signs, future operating conditions might not continue to be stable because, in the Company's Management opinion, the regulatory framework in force has still not established the rules to allow reinstating the balance of the variables that constitute the Company's economic and financial equation. The Company has described in such notes that, if as a result of the tariff re-negotiation, future rates evolve at a pace that does not allow restoring Telefonica's economic and financial equation, such rate system could have an adverse impact on the Company's financial condition and future results of operations.

7. In our opinion, based on our audits and the report of the other auditors mentioned in paragraph 4, the consolidated financial statements mentioned in paragraph 1 present fairly, in all material respects, the consolidated financial position of Telefonica and its subsidiary as of December 31, 2004 and 2003, and the results of their operations and their cash flows for the fiscal years ended December 31, 2004, 2003 and 2002 in conformity with professional generally accepted accounting principles in Argentina approved by the CPCECABA, except for the lack of restatement of the consolidated financial statements as of December 31, 2003 to reflect the effects of inflation until September 30, 2003 as described in paragraph 5 of this report.

8. CNV and professional accounting principles generally accepted in Argentina followed by the Company (see paragraph 1 of this report) applicable to consolidated financial statements vary in certain significant respects from generally accepted accounting principles in the United States of America. The application of the latter would have affected the determination of net loss for the fiscal year ended December 31, 2004, net income for the fiscal year ended December 31, 2003 and net loss for the fiscal year ended December 31, 2002, and the determination of shareholders' equity and financial position at December 31, 2004 and 2003, to the extent summarized in note 20 to the financial statements.




Buenos Aires,
   April 5, 2005
                                           DELOITTE & Co. S.R.L.
                                           C.P.C.E.C.A.B.A. Vol. 1 - Fo 3



                                           ALBERTO LOPEZ CARNABUCCI
                                           (Partner)
                                           Certified Public Accountant - U.B.A.
                                           C.P.C.E.C.A.B.A. Vol. 212 - Fo 200

           REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board ofDirectors and Shareholders of Telinver S.A.

In our opinion, the accompanying balance sheets and the related statements of income, of changes in shareholders' deficit and of cash flows present fairly, in all material respects, the financial position of Telinver S.A. at December 31, 2004 and 2003, and the results of its operations, changes in shareholders' equity and cash flows for the years ended December 31, 2004, 2003 and 2002, in conformity with accounting principles generally accepted in Argentina. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America and as allowed by Item 18 to Form 20-F. Information relating to the nature and effect of such differences is presented in Note 13 to the fmancial statements.


Price Waterhouse & Co. S.R.L.

By_________________________________ (Partner)
            Hector A. Lopez

Buenos Aires, Argentina
April 4, 2005

                          TELEFONICA DE ARGENTINA S.A.

          CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2004 AND 2003

(amounts stated in millions of Argentine Pesos, restated as described in note 2.2.)

                                                              December-04    December-03
                                                              --------------------------
ASSETS
CURRENT ASSETS

Cash (note 3.1.a)                                                    15             18
Investments (note 21.c and 21.d)                                    259            336
Trade receivables (note 3.1.b)                                      324            249
Other receivables (note 3.1.c)                                       84            126
Inventories (note 3.1.d)                                              8             13
Other assets (note 3.1.e)                                             3              3
                                                              --------------------------
   Total current assets                                             693            745
                                                              --------------------------
NONCURRENT ASSETS

Trade receivables (note 3.1.b)                                        4             12
Other receivables (note 3.1.c)                                      163            116
Investments (note 21.c)                                               1             15
Fixed assets (note 21.a)                                          6,596          7,342
Intangible assets (note 21.b)                                        67             82
                                                              --------------------------
   Total noncurrent assets                                        6,831          7,567
                                                              --------------------------
   Total assets                                                   7,524          8,312
                                                              ==========================
LIABILITIES
CURRENT LIABILITIES

Trade payables (note 3.1.f)                                         424            417
Bank and financial payables (note 3.1.g)                          1,209          1,982
Payroll and social security taxes payable (note 3.1.h)               80             73
Taxes payable (note 3.1.i)                                           95             78
Other payables (note 3.1.j)                                          63             75
Reserves (note 21.e)                                                  4              3
                                                              --------------------------
     Total current liabilities                                    1,875          2,628
                                                              --------------------------
NONCURRENT LIABILITIES

Trade payables (note 3.1.f)                                          67             69
Bank and financial payables (note 3.1.g)                          2,500          2,553
Payroll and social security taxes payable (note 3.1.h)               16             19
Other payables (note 3.1.j)                                          29             46
Reserves (note 21.e)                                                267            219
                                                              --------------------------
     Total noncurrent liabilities                                 2,879          2,906
                                                              --------------------------
     Total liabilities                                            4,754          5,534

SHAREHOLDERS' EQUITY                                              2,770          2,778
                                                              --------------------------
     Total liabilities and shareholders' equity                   7,524          8,312
                                                              ==========================

   The accompanying notes 1 to 21 are an integral part of these consolidated financial statements.





                              MARIO EDUARDO VAZQUEZ
                                    Chairman

                          TELEFONICA DE ARGENTINA S.A.

           CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE FISCAL YEARS
                     ENDED DECEMBER 31, 2004, 2003 AND 2002


(amounts stated in millions of Argentine Pesos, restated as described in note 2.2.)

                                                              December-04   December-03   December-02
                                                              ---------------------------------------
NET REVENUES (4)                                                   3,047        2,750          3,060

COST OF SERVICES PROVIDED (note 3.1.k)                            (1,936)      (1,992)        (2,235)
                                                              ---------------------------------------
Gross profit                                                       1,111          758            825

ADMINISTRATIVE EXPENSES (note 21.h)                                 (334)        (352)          (436)

SELLING EXPENSES (note 21.h)                                        (190)        (163)          (442)
                                                              ---------------------------------------
Subtotal                                                             587          243            (53)

LOSS ON EQUITY INVESTMENTS                                            (1)          (3)             2

HOLDING AND FINANCIAL INCOME/(LOSS) ON ASSETS (1)
       Exchange differences                                            5          (74)            99
       Interest and financial charges                                 32           59             (2)
       Holding gain from derivative instruments                        4            4              -
       Holding gain / (loss) from Patriotic Bond (note 21.e)           5          (60)             -
       Inflation loss on monetary accounts                             -           (3)          (810)
       Other (note 3.1.m)                                              -            -            (17)

HOLDING AND FINANCIAL INCOME / (LOSS) ON LIABILITIES (2)
       Exchange differences                                          (72)         834         (2,570)
       Interest and financial charges                               (412)        (525)          (686)
       Inflation gain on monetary accounts                             -            4            752
       Holding (losses) / gain from derivative instruments            (1)          23              -
       Other (note 3.1.m)                                            (23)         (26)           (24)

OTHER EXPENSES, NET (note 3.1.l and 21.h)                           (137)         (71)          (153)
                                                              ---------------------------------------
Net (Loss) / before Income Tax                                       (13)         405         (3,462)

INCOME TAX (note 2.3.k)                                                5            -             51
                                                              ---------------------------------------
Net (Loss) / Income                                                   (8)         405         (3,411)
                                                              ---------------------------------------

(Losses) / Earnings per share (3)                                 (0.005)        0.23          (1.95)
(Losses) / Earnings per ADS (3)                                    (0.05)        2.32         (19.54)


     (1) Mainly related to current investments, trade receivables, other receivables and inventories.
     (2)  Mainly related to trade, bank and financial and other payables.
     (3) Diluted earnings per share and ADS are the same as earnings per share, as there are no outstanding options to purchase shares. Amounts expressed in Argentine Pesos (note 2.3.n).
     (4)  See note 2.3.m)



   The accompanying notes 1 to 21 are an integral part of these consolidated financial statements.




                              MARIO EDUARDO VAZQUEZ
                                    Chairman

                          TELEFONICA DE ARGENTINA S.A.

            CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(amounts stated in millions of Argentine Pesos, restated as described in note 2.2.)

                                                      SHAREHOLDERS' CONTRIBUTION         ACCUMULATED LOSSES (2)
                                            ---------------------------------------------------------------------------
                                                    CAPITAL STOCK (1)
                                            ------------------------------        Legal Reserve Accumulated
                             ACCOUNT                     Comprehensive                       for
                                            Outstanding  adjustment to                      Future
                                               shares    capital stock  Subtotal  Reserve  dividends  (Losses)   TOTAL
-----------------------------------------------------------------------------------------------------------------------
Balance as of December 31, 2001                  1,746       2,135        3,881       416      1,626     (102)    5,821

Net loss for the fiscal year ended
  December 31, 2002                                  -           -            -         -          -   (3,411)   (3,411)
                                            ---------------------------------------------------------------------------
Balance as of December 31, 2002                  1,746       2,135        3,881       416      1,626   (3,513)    2,410

Transition adjustment for change in
  accounting principles (3)                          -           -            -         -          -      (37)      (37)

Net income for the fiscal year ended
  December 31, 2003                                  -           -            -         -          -       405      405
                                            ---------------------------------------------------------------------------
Balance as of December 31, 2003                  1,746       2,135        3,881       416      1,626   (3,145)    2,778

Net loss for the fiscal year ended
  December 31, 2004                                  -           -            -         -          -       (8)       (8)
                                            ---------------------------------------------------------------------------
Balance as of December 31, 2004                  1,746       2,135        3,881       416      1,626   (3,153)    2,770
                                            ===========================================================================


     (1)  Includes 2,355 treasury shares.
     (2)  See note 4.
     (3) Adjustment of balance at the beginning of the year of accumulated losses due to the application for the first time of the accounting rule for measuring derivative financial instruments.



   The accompanying notes 1 to 21 are an integral part of these consolidated financial statements.





                              MARIO EDUARDO VAZQUEZ
                                    Chairman

                          TELEFONICA DE ARGENTINA S.A.

                    CONSOLIDATED STATEMENTS OF CASH FLOWS (1)

           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(amounts stated in millions of Argentine Pesos, restated as described in note 2.2.)

                                                                             December-04    December-03   December-02
                                                                            -----------------------------------------
               Cash and cash equivalents at end of year (7)                          266            354          399

               Cash and cash equivalents at beginning of year                        354            399          147
                                                                            -----------------------------------------
               Decrease in cash and cash equivalents                                (88)            (45)         252
                                                                            =========================================
               CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS

               Net (loss) / income for the fiscal year                               (8)            405       (3,411)
               Adjustments to reconcile net (loss)/income
                 for the fiscal year to net cash provided by operations:
                  Income Tax                                                         (5)              -          (51)
                  Exchange differences (2)                                            69          (806)        2,486
                  Inflation gain on monetary accounts (10)                             -            (1)           (1)
                  Fixed assets depreciation                                        1,127          1,285        1,351
                  Material consumption                                                56             35           60
                  Net book value of fixed assets retired                               -              -            6
                  Net book value of intangible assets retired                          -              -            8
                  Intangible assets amortization                                      17             24           42
                  Cost of services provided                                           49             46           54
                  Holding losses/(gains) derivative instruments                       (3)           (27)           -
                  Holding gain on Patriotic Bond                                      (5)             -            -
                  Increase in allowances and accruals  (3)                           192            189          317
                  Loss/(income) on equity investments                                  1              3           (2)
                  Holding losses in inventories                                        -              -            9
                  Interest Accrued (6)                                               324            403          689

               Changes in assets and liabilities:
                  Trade receivables                                                 (117)             4          284
                  Other receivables                                                   28              5            -
                  Inventories                                                        (49)           (44)         (39)
                  Current Investments                                                  5              -            -
                  Trade payables                                                     (32)           (26)        (190)
                  Payroll and social security taxes payable                            4             (8)          (7)
                  Taxes payable                                                       43             45         (137)
                  Other payables                                                     (17)             5          (44)
                  Reserves                                                           (80)            (2)           -
                  Collected interests                                                 14             29           41
                  Payment of tax on minimum presumed income                          (44)           (75)           -
                                                                            -----------------------------------------
               Cash flows originated by operating activities                       1,569          1,489        1,465
                                                                            -----------------------------------------
               Cash flows used in investing activities:
                   Fixed assets purchases (4) (8) (9)                               (387)         (141)         (136)
                                                                            -----------------------------------------
               Cash flows used in investing activities                              (387)         (141)         (136)
                                                                            -----------------------------------------
               Cash flows used in financing activities:
                   Loans obtained                                                    565             39            -
                   Loans paid                                                     (1,471)          (954)        (692)
                   Interest paid                                                    (362)          (462)        (372)
                   Increase in intangible assets (5)                                  (2)           (16)         (13)
                                                                            -----------------------------------------
               Cash flows used in financing activities                            (1,270)        (1,393)      (1,077)
                                                                            -----------------------------------------
               (Decrease)/Increase in cash and cash equivalents                      (88)           (45)         252
                                                                            =========================================

     (1) Cash and cash equivalents (current investments) with maturities not exceeding three months are considered to be cash and cash equivalents which totaled: (i) 15 and 251, respectively, as of December 31, 2004;
          (ii) 18 and 336, respectively, as of December 31, 2003 (cash at beginning of the fiscal year), and (iii) 46 and 353, respectively, as of December 31, 2002.
     (2) In 2004, 2003 and 2002, net of 2, (46) and 15 million, respectively, corresponding to the exchange difference net of monetary gain (loss) originated by cash and cash equivalents in foreign currency.
     (3) It does not include increases/decreases of allowances of deferred taxes.
     (4) In 2004 and 2003, net of 41 and 45, respectively, financed by trade payables. In 2002, net of 15 financed by bank and financial payables.
     (5) In 2003 and 2002 net of 3 and 12 million, respectively financed by trade payables.
     (6)  Net of other financial charges.
     (7) In 2004, cash as of year-end does not include 8 million corresponding to Other Investments (see notes 2.3.b) and 18)
     (8)  In 2004, net of 9 million of transfers of inventories to fixed assets
     (9)  In 2002, net of 29 of capitalized exchange differences.
     (10) In 2002, net of (59) corresponding to monetary loss originated in local currency cash and cash equivalents.

   The accompanying notes 1 to 21 are an integral part of these consolidated financial statements.


                              MARIO EDUARDO VAZQUEZ
                                    Chairman

                          TELEFONICA DE ARGENTINA S.A.

    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004, 2003
                                    AND 2002


     (amounts stated in millions of Argentine Pesos (except where expressly indicated that figures are stated in Argentine Pesos or some other currency)
                       restated as described in note 2.2)

1.   OPERATIONS OF THE COMPANY

Telefonica de Argentina S.A. ("Telefonica" or "the Company") has been granted a license for an unlimited period of time to provide Basic Telephone Services to the Southern Region of Argentina (the "Southern region license"), which was exclusive until late 1999.

Additionally, the Company signed a license agreement with the Secretary of Communications ("S.C.") for an unlimited period of time, to provide local and domestic and international long-distance telephone services and telex services in the Northern region of the country. The Company's obligations under this license mainly relate to service quality and coverage of the areas to be serviced.

On June 9, 2000, the National Executive Power issued Decree No. 465/00 which provided the complete deregulation of the telecommunications market as from November 9, 2000.

On September 3, 2000, the National Executive Power issued Decree No. 764/00 which, in the context of such deregulation, approved the Rules for Licenses for Telecommunication Services, the Rules for Interconnection, the Rules for Universal Service and the Rules for the Management and Control of Radioelectric Spectrum. These rules constitute the current regulatory framework applicable to the Company. On September 19, 2000, the Company filed a reconsideration petition against certain specific issues of Decree No. 764/00. The Court has not as yet ruled on this issue.

The Company's short-term strategy has been to adapt its business plans to address the challenges and risks presented by the Argentine economic crisis. Therefore the short-term strategy has focused on the renegotiation of tariffs and, since early 2002, the Company has been taking certain steps to moderate the effects of the imbalance between changes in revenues and costs caused by the significant increase in the prices of supplies and the cost of technology-related investments usually required by the business that the Company operates, and the situation affecting service rates described in note 10.1. Some of these measures include: i) capital expenditures controls, ii) operating costs reduction, iii) increased collection rates and, iv) debt renegotiation, cash management and roll-over of short-term debt.

The relationship between variables determining revenues and expenses is currently mismatched as a result of the "pesification" and freezing of our tariffs within the context of a potentially inflationary economy and may continue to be mismatched depending upon the outcome of our pending tariff renegotiation with the Argentine government. Our tariff renegotiation proposal presented to the Argentine government attempts to rebalance the relationship between variables determining revenues and costs (including investments), i.e. to achieve the "economic and financial equation" contemplated in the Transfer Contract (the "economic and financial equation"). (See note 10.).

As of the date of issuance of these financial statements, changes in main macroeconomic variables, such as growth of the economy and evolution of the exchange rate and inflation, show positive signs. Therefore, in the opinion of the Company's Management, there is greater certainty in the operating and economic environment due to, among other factors, a relative stabilization in the Peso equivalent amounts of its foreign currency denominated debt, due to the financing already obtained and the gradual reduction of its short term debt (See notes 2.3.g) and 13).

Although the Company has adopted the above mentioned measures to mitigate the effects of changes in its business resulting from the issue described in the above paragraphs, and certain indicators of the Argentine economy are currently showing favorable signals, the future operating conditions and characteristics might not continue to be stable because the regulatory framework in force has still not established the rules to allow reinstating the balance of the variables that constitute the Company's economic and financial equation.

Telefonica has signed a Management Agreement (the "Agreement") with its operator and majority shareholder, Telefonica S.A. ("TESA", formerly known as Telefonica de Espana S.A.). Under this Agreement, the complete management of Telefonica is entrusted to the operator. Such agreement was automatically extended until April 2003 at TESA's option. On October 30, 2002, TESA notified the Company that it intended to exercise the option to extend the duration of the Agreement for an additional period of five years to be counted as from April 30, 2003. Until that date the management fee amounted to 9% of the company's "gross margin", as defined in the agreement. On July 30, 2003, the Company entered into a Supplement to the Agreement, confirmed by the General Shareholders' Meeting held on April 19, 2004, pursuant to which the management fee as from May 1, 2003 was reduced to 4% of the gross margin.

On April 10, 2002, the Company's General Ordinary and Special Shareholders' Meetings approved an amendment to the corporate purpose. The corporate purpose was broadened for the Company to be able to engage in other types of businesses not strictly related to rendering telecommunications services, including: purchasing equipment, infrastructure, and telecommunications-related goods, as well as rendering any type of services, such as consulting and accounting, human resources and tax administration services. In view of the broadening of the corporate purpose, it is necessary to obtain the related authorization of the telecommunication regulatory authorities. The related request has been made to the S.C. and is pending. Therefore, the changes to our corporate purpose are subject to administrative approval by the S.C.


2.   SIGNIFICANT ACCOUNTING POLICIES

     2.1. Consolidated financial statements

     The consolidated financial statements of the Company have been prepared in accordance with Technical Resolution ("TR") No. 19 of the Argentine Federation of Professional Councils in Economic Sciences ("FACPCE") applicable to consolidated financial statements.

     In accordance with generally accepted accounting principles and current Argentine legislation, the presentation of the parent company's unconsolidated financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the unconsolidated financial statements. For the purpose of these financial statements, unconsolidated financial statements have been omitted since they are not required for SEC reporting purposes.

     The Company has consolidated its financial statements as of December 31, 2004, 2003 and 2002 line by line, with the financial statements as of that date of Telinver S.A. ("Telinver"), a company in which Telefonica holds a controlling interest.

     Telinver's financial statements were prepared on the basis of valuation criteria consistent with those applied by the Company.

     Participation in the directly controlled subsidiary as of December 31, 2004 is as follows:

                                                                      Subscribed capital stock
                                                                   --------------------------------
                                                                     Amount in
                                                                     Argentine
             Company                Main Business                      Pesos        % of votes
            ---------------------------------------------------------------------------------------
            Telinver   Commercial, investment and                   49,623,217       99.99999
                       telecommunications services supplied among
                       others.

     2.2. Presentation of financial statements in constant Argentine Pesos

     Until the three-month period ended March 31, 2002, the Company's financial statements have been prepared recognizing the effects of changes in the purchasing power of money only through August 31, 1995, (maintaining the restatements recorded until that date), by the restatement of amounts to constant pesos, by means of the application of the restatement method in constant currency as set forth by FACPCE in effect as of that date. Effective September 1, 1995, for

     Argentine GAAP purposes, and considering the then current economic stability conditions, and according to the requirements of the National Securities Commission (Comision Nacional de Valores or "CNV"), the Company discontinued application of the restatement method. This accounting criterion was applied under Argentine GAAP until December 31, 2001.

     In 2002, as a result of the new inflationary conditions, and the changes to the Argentine economic model resulting from the enactment of the Public Emergency and Exchange System Reform Law, the Professional Council of Economic Sciences of the City of Buenos Aires "CPCECABA" approved the reinstatement of inflation accounting in financial statements for fiscal years or interim periods ended on March 31, 2002 in accordance with Argentine professional accounting principles, and provided that all recorded amounts restated by changes in the general purchasing power until the suspension of such adjustments and any other amounts originated in transactions during the stability period are to be considered stated in currency of December 2001.

     Decree No. 1,269/02 of the National Executive Power and later Resolution No. 415/02 of the CNV, reestablished the requirement of presentation of financial statements in constant currency. Nevertheless, in 2003, Decree No. 664/03 of the National Executive Power and the later Resolution No. 441/03 of the CNV set forth again that as from March 1, 2003, the restatement of financial statements in constant currency should be discontinued.

     However, the CPCECABA discontinued the application of the method that required restatement into constant currency as from October 2003. In accordance with the above, the financial statements of the Company as of December 31, 2004 and 2003 have been prepared recognizing the effects of variations in the purchasing power of the Argentine peso until February 28, 2003 (restated according to the changes in the Argentine wholesale price index published by the Argentine Institute of Statistics and Census ("INDEC")) in compliance with the regulations issued by the National Executive Power and the CNV (the accumulated effect between January 1, 2003 and September 30, 2003 was a 1.4% decrease). The effect on the Company's shareholders' equity as of December 31, 2004 and on net loss for the fiscal year ended December 31, 2004 of not restating figures until September 30, 2003 is not significant. The shareholders' equity as of December 31, 2003 and the net income for the fiscal year ended December 31, 2003 would have amounted to 2,628 million Pesos and 305 million Pesos, respectively, if they had been restated as of September 30, 2003.

     2.3. Valuation methods

     The Company applied the valuation criteria established by professional accounting principles applicable to the Company and approved by the CPCECABA, which, in their application to the transactions and the balances included in these financial statements, and except for the matter mentioned in note 2.2 with respect to the corresponding amount as of December 31, 2003, do not differ significantly from the valuation criteria established by CNV regulations.

     The preparation of financial statements in conformity with generally accepted accounting principles in Argentina requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of these financial statements and the reported amounts of revenues and expenses during each fiscal year.

     Among others, these financial statements reflect the effects of economic and foreign exchange regulations that were known as of the date of issuance of these financial statements. All management estimates have been made accordingly (see notes 2.3.g), 2.3.k), 2.5, 10, 13 and 14, among others, for material estimates concerning the effects of the crisis in Argentina and related economic and regulatory government actions). Some of these measures, which directly and indirectly affect the Company's business relationships, have been challenged in legal actions filed by third parties to which the Company is not party. The effects of any additional measures that could be taken by the Government and the implementation of those already adopted, as well as the effects of potential modifications resulting from such legal actions, will be accounted for when the Company's Management becomes aware of them.

     Final results may differ from those estimated by the Company's Management. Accordingly, the decisions that are to be made in reliance on these financial statements should consider the potential future development of such governmental actions, and the Company's financial statements should be read in light of these circumstances.

     The principal valuation methods are as follows:

     a)   Cash:

     Amounts in Argentine Pesos: stated at nominal value, including financial income/expense accrued through the end of each fiscal year.

     Amounts in foreign currency: stated at the exchange rate applicable to its settlement in effect at the end of each fiscal year, according to the intended use by the Company, including accrued financial income/expense, if applicable.

     b)   Current Investments:

     Investments in mutual funds: measured at their net realization value.

     Intelsat: Telefonica's interest in Intelsat Ltd. (formerly known as International Telecommunications Satellite Organization ("Intelsat")) as of December 31, 2004, was accounted for at the U.S. dollar amount of paid-in capital, stated at the exchange rate applicable to its settlement in effect at the end of each fiscal year, up to the limit of its interest valued by the equity method, determined on the basis of the latest available financial information (see note 18). As of December 31, 2003, this investment was recorded in Non-Current Investments.

     c)   Receivables and payables:

     Receivables and payables in local currency: at nominal value, plus the financial results accrued as of the end of each fiscal year, which does not significantly differ from the accounting measurement obtained by calculating the discounted value of the cash flows that would be derived from such assets and liabilities.

     Receivables and payables in foreign currency: valued at the exchange rates applicable to their settlement prevailing as of the end of each fiscal year, in accordance with the uses intended by the Company, plus, if applicable, the financial results accrued as of those dates, which do not differ significantly from the measurement of the discounted value based on the rate of the transaction.

     As long as Law No. 25,561 (Public Emergency and Exchange Regime Reform Law) is still in force, the interpretation of the CPCECABA has been that the discount rate to be used would be such as stated in the transaction, and in the absence of such rate or a representative rate for the transaction, the interest rate quoted by Banco de la Nacion Argentina for savings accounts will be taken into account. As of December 31, 2004 and 2003 this rate stood at approximately 1% nominal per annum. This criterion was not applied to current captions because the CPCECABA has interpreted that the low level of variation in the internal wholesale price index allows for considering the period as one of economic stability.

     Trade receivables: include services provided and settlements with foreign correspondents, both billed, and accrued but unbilled as of the end of each fiscal year, the latter being determined based upon information about actual consumption, subsequent billings and estimates using historical data.

     Trade receivables are disclosed net of the allowance for doubtful accounts, which has been assessed based on historical data and the estimated trend of collections. The Company includes as a receivable the portion accrued as of each year-end of the surcharge for late payment included in the invoices for payments until the "second due-date" of the invoice. For amounts that are past-due beyond the second due-date provided in the original invoice, the interest for late payment is recorded in the cases in which the Company estimates that it will be recovered.

     Prepaid services: Since baseline services committed to be rendered by IBM (IBM Argentina S.A.) over the duration of the contract will be received by the Company in uniform quantities over the duration of the contract, the baseline service total original cost of 218.9 million is accrued based on the straight line method over the duration of the contract. So, prepaid services balance included in Other Receivables (IBM agreement) relating to the baseline services received includes (see note 9.1):

     (a) The balance of the decreasing monthly installments paid to IBM as of each year-end less the cost accrued on the straight line method basis over the term of the agreement as of each of those dates. Annual increases in service costs as agreed upon between the parties (see note 9.1) are accrued and recorded in the statement of operations by the Company as from the fiscal year in which such increases occur.

     (b) Deferred gain: because of the interdependence of terms and the continued involvement by the Company in the assets transferred, the Company did not recognize any gain from the sale of the assets similarly to a sale and operating leaseback and, so, the gain is deferred and amortized ratably over the term of the services agreement as an adjustment to the cost accrued for the services mentioned in
          (a).

     "Patriotic Bond": In 2004 and 2003, this bond has been valued for at its estimated recoverable value, recording an allowance for impairment as a result of the Argentine Government's decision in 2003 to suspend the tender system for offsetting purposes against taxes and to include that bond on the list of eligible bonds for sovereign debt restructuring. The Company considered for the valuation of this bond the fair value of bonds in comparable situation. In 2002, and while it was being offset against taxes (see note 14) this bond was accounted for at face value in foreign currency, stated at the exchange rate applicable to its settlement prevailing as of the end of the year, in accordance with the uses intended by the Company plus the financial income accrued until that date, which did not differ significantly from the measurement at the discounted value based on the rate of the instrument.

     Tax Credit Certificates ("TCC"): As of December 31, 2003 were accounted for at face value in U.S. dollars pesified at the rate of $1.40=U.S.$ 1 plus the benchmark stabilization coefficient ("CER") and the financial income accrued until the end of the fiscal year, which do not differ significantly from the measurement at the discounted value based on the rate of the instrument (see note 14.).

     Universal Service contribution (see note 16): the Company calculates the charge for the Universal Service contribution, consisting in 1% of revenues from telecommunications services, net of automatic deductions (deductions not requiring regulatory approval) provided by the related Regulation and in accordance with Company's estimates of the amounts payable within each fiscal year, since the detailed rules of calculation and payment of this tax are still pending. If resulting in a balance payable to the Universal Service fund, such net amount is booked as liability. On the other hand, all deductions and subsidies that must first be approved by the regulatory entity will be booked by the Company as receivable in each year in which its reimbursement is approved by such entity.

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

     Inventories are accounted for net of the allowance for impairment in value and slow turnover, determined based on inventory recoverability analysis at the end of each fiscal year.

     e)   Other assets:

     Other assets include buildings no longer used in Company's operations and intended for sale. The carrying book value has been recorded based on its estimated realizable value.

     f) Noncurrent Investments:

     The 50% interest in E-Commerce as of December 31, 2004 and 2003 was accounted for by the equity method based on the financial statements as of December 31, 2004 and 2003, respectively, prepared in accordance with accounting principles consistent with those used by the Company.

     Other investments:

     New Skies Satellites: As of December 31, 2003 this interest was valued on the basis of the U.S. dollar amount of paid-in capital, stated at the exchange rate applicable for its settlement, prevailing at the end of the fiscal year, up to the limit of its interest valued by the equity method, determined in accordance with the latest financial information available. On July 19, 2004, the Special Shareholders' Meeting of New Skies Satellites N.V. decided the liquidation of the company and the sale of 100% of its assets to "The Blackstone Group" subsidiaries; the Company accounted for the liquidation and sale of its interest in New Skies Satellites N.V. in the current fiscal year, which has it had, a significant impact as a result of the transaction.

     g)   Fixed assets:

     The fixed assets received from Empresa Nacional de Telecomunicaciones ("ENTel") have been valued at their transfer price. Subsequent additions have been valued at cost. All figures have been restated as described in note 2.2 and depreciated by the straight-line method over their remaining useful lives. When the construction of work in process extends over time, its value includes the cost net of the effect of inflation, if applicable, of financing by third parties related to the investment during the construction period until such time as the asset is ready to be used for a productive purpose. Capitalized interest included in construction in process during the fiscal years ended December 31, 2004 and 2003 amounts to 8 million pesos and capitalized interest and exchange difference net of the effect of inflation, if applicable, included in construction in process for the fiscal year ended December 31, 2002 totaled 37 million pesos (includes 29 million pesos of capitalized exchange difference).

     For fixed assets whose operating condition warrants replacement earlier than the end of the useful life assigned by the Company to the fixed asset category, the Company calculates the depreciation charge based on the adjusted remaining useful life in accordance with the related assets replacement.

     Fixed assets relating to Telefonica de Argentina's telecommunications business were assessed for impairment based on their recoverable value on the basis of the Company Management's best estimate of future cash flows of its telecommunications business, considering current information and future telephone service rates estimates. The Company has monitored the evolution of the macroeconomic variables that affect its business and, from time to time, it has adjusted its projections based on the latest trends. As explained in note 1, the main macroeconomic variables have shown a relative stabilization. In the opinion of the Company's management, based on the preparation of projections based on such trends and the consideration of operating strategies available for possible scenarios, the Company will generate future cash flows sufficient to recover the balances corresponding to its fixed assets. Notwithstanding the foregoing, as explained in note 10.1, the Company will continue to monitor the situation and will assess the effect of any new future developments.

     h)   Intangible assets:

     Trademarks and the license to use the logo were valued at acquisition cost restated as described in note 2.2, net of accumulated amortization which is calculated based on the remaining duration of the Telinver contract, until October 2007.

     The license related to the data transmission business, including the authorizations to use the "B"

     Band, restated in constant Argentine Pesos as stated in note 2.2, is amortized by the straight-line method over a 10-year term. Deferred expenses are incurred in connection with the issuance of negotiable obligations and have been restated as mentioned in note 2.2, were deferred and are being amortized by the straight-line method as from the issuance date to the maturity of such negotiable obligations. In addition, those expenses include the amount related to the "authorization fee" in connection with waivers granted by the holders of negotiable obligations which are amortized on a straight-line basis through maturity. The portion of expenses related to the Company's original part of the issuance of negotiable obligations that has been settled in the exchange offer of August 7, 2003 has been fully amortized in the previous year based on the number of bonds actually exchanged through the referred exchange offer (See note 12).

     The licenses to use links have been valued at the acquisition cost restated as indicated in note 2.2 and are amortized by the straight-line method over 15 years, the term of the license.

     Goodwill reflects the acquisition costs of the continuing portion of the internet business that used to be operated by Telefonica Data Argentina S.A., Satlink S.A., Compuserve Argentina S.A. and Aki S.A., exceeding such business valuation calculated by the equity method based on financial statements of those companies as of the effective acquisition dates or as of dates at which such value was not materially different from the one that would have been determined as of the acquisition dates. The original amortization period was 10 years as from the respective acquisition dates. As of December 31, 2002, such goodwill has been valued at zero based on the estimate made by the Company of its recoverable value, due to the actual evolution of the customer portfolios acquired under each transaction. The loss resulting from the difference between the carrying amount and the recoverable value of the above mentioned goodwill amounted to 22 million pesos and has been included in the line "Intangible assets amortization" as of December 31, 2002.

     The goodwill generated by the capital contributions, restated as indicated in note 2.2, made with an issuance premium to E-Commerce Latina S.A. was being amortized by the straight-line method over a 10 year term. As of December 31, 2002, based on the evolution foreseen by the Company of the e-commerce business, the Company has valued such goodwill at zero, adjusting it to its estimated recoverable value. The loss that results from the difference between the carrying amount and its recoverable value amounted to 8 million pesos and has been included in the line "Net book value of intangible assets retired" (see note 3.1.m) as of December 31, 2002.

     The assignment to Telinver of Meller Comunicaciones S.A.'s rights pursuant to the contract for publishing Telefonica's telephone directories and the non competition clause undertaken by Meller Comunicaciones S.A., have been valued at historical cost restated as described in note 2.2 and are amortized as from October 1, 1997 through September 30, and October 1, 2007, respectively, according to the terms of the above-mentioned contracts.

     The non-competition clause has been valued at its acquisition cost and is depreciated by the application of the straight-line method in a 7-year period.

     i)   Reserves:

     During the normal course of business, Telefonica and Telinver are subject to several labor, commercial, tax and regulatory claims. While these actions are being contested, the outcome of such individual matters is not predictable with assurance. Charges have been recorded for contingencies where it is probable that the Company will incur a loss. The amount of loss is based on management's assessment of the likelihood of occurrence after consideration of legal counsel's opinion regarding the matter. As of December 31, 2004, the amount booked for such purpose is 271 million pesos.

     j)   Financial Instruments:

     Derivative financial instruments must be disclosed in the financial statements as either assets or liabilities at their fair value as of the date of the measurement. Should the financial instrument be intended to cover cash flow risks, the variation in fair value must be charged, according to the amendment introduced by the CPCECABA, to a specific account "Temporary differences in the measurement of derivative instruments intended as effective coverage" in the balance sheet and subsequently charged to the statement of operations for the year once the assets or liabilities covered have an impact on the income/loss for such year. If, instead, the financial instrument were to protect against the risk of changes in fair value, any variation in fair value must be directly charged to the statement of operations for the year. In both cases, the non-effective coverage portion of derivative instruments must be directly charged to the statement of operations for the period at the time such condition is known. At the time of the initial application of this rule at the beginning of the fiscal year 2003, the difference between the previous and current valuation of the derivative instruments not designated as hedges, as well as the ineffective portion of the hedges, were charged to "Unappropriated retained earning / Accumulated losses". Comparative figures for prior years have not been restated as required by the transition rule.

     The Company uses currency swaps, which, in the context of the Convertibility Law between the U.S. Dollar and the Argentine Peso, were intended to eliminate the variability in the cash flows of its debts denominated in Yen and in Euros and that currently reduce such variability in relation to the variations in the exchange rate between the yen/euro and the U.S. dollar so that, the Company has ensured a fixed exchange rate between the yen/euro and the U.S. dollar for these obligations. The principal criteria used by the Company to determine hedge effectiveness are
     i) notional amounts of swap contracts and hedge items, ii) currency of the swap contract and the hedge item, and iii) maturity of the hedge instrument and hedge item. As of December 31, 2004 and 2003 the hedge relationships were deemed ineffective because of the devaluation and freezing of our tariffs.

     In addition, as of December 31, 2004 and 2003, the Company uses, and has used during these years other financial instruments, such as currency forward contracts and call spreads, in order to eliminate fluctuation in the cash flows of its debts in U.S. Dollars with respect to the Peso. These contracts are designated as cash flow hedges or fair value hedges. The principal criteria used by the Company to determine hedge effectiveness are
     i) notional amounts of these contracts and the hedge items, ii) currency of the contracts and the hedge items, and iii) maturity of the hedge instruments and the hedge item. The Company deemed all hedge relationships to be effective.

     The Company values the covered obligations at each fiscal year end closing exchange rate and also recognizes separately the financial instruments at their estimated fair value.

     k)   Income tax and Tax on minimum presumed income:

     The Company records income tax by applying the deferred method. Deferred tax assets result mainly from the temporary differences arising principally from allowances and financial charges that are not yet deductible, for tax purposes and mainly from tax loss carryforwards of previous fiscal years. Deferred tax liabilities result mainly from temporary differences in the valuation of fixed assets for accounting and tax purposes basically due to different depreciation criteria and to the treatment of capitalized interest.

     On April 2, 2003, CPCECABA issued Resolution MD No. 11/2003 establishing that the effect of the inflation restatement of the original cost of assets must not be considered to be a temporary difference as it is not a different valuation basis.

     In order to book the above differences, the Company applied the liabilities method: the determination of net deferred tax assets or liabilities is based on temporary differences charged to the "Income tax" caption in the statement of operations.

     The Company's Management evaluates the recoverability of deferred tax assets based on estimates. Ultimately, the recoverability of deferred tax assets depends upon the Company's ability to generate enough taxable income during the periods in which these temporary differences are expected to be deductible.

     Considering their estimates, the Company's Management takes into account the reversal time period of deferred tax liabilities, projected taxable income and tax planning strategies. This assessment is based on a series of internal forecasts updated to reflect current trends. In accordance with accounting principles in force, the Company must recognize deferred tax assets when future deductibility is likely. Therefore, considering the legal statute of limitation periods applicable to tax loss carryforwards and the variables which affect the future taxable results, including the one related to the possible effect of the outcome of the pending tariff renegotiation (See note 1. and 10.1), Telefonica has booked a reserve for the balance of net deferred tax assets whose recovery depends upon the generation of future taxable income. Telinver has projected a taxable income for the fiscal year 2005 and given the fact that the variables affecting the future tax results of Telinver, mainly related to the evolution of the exchange rate, were reduced (see note 6.1), Telinver has decided to reverse partially the balance of the net tax assets reserve in an amount of 5 million pesos.

     Under the Public Emergency and Exchange System Reform Law No 25,561, as implemented by Decree No. 2,568/02, losses generated by the effect of the Argentine Peso devaluation on monetary assets and liabilities in foreign currency involved in the generation of Argentine-source income, existing as of January 6, 2002, valued at an exchange rate of $1.00 per U.S.$1.00, should be adjusted using an exchange rate of $1.40 per U.S.$1.00, and be carried forward five years as from the date of the enactment and used to offset income taxes at a proportion of 20% each year.

     The Company's foreign exchange tax loss as calculated by the above procedures and by application of a $1.40 exchange rate for the U.S. dollar was approximately 750 million pesos, which will be computed in equal parts in five years starting December 31, 2002. Approximately 150 million pesos were computed for the tax purposes in the fiscal year ended December 31, 2004, while 300 million pesos will be carried forward and applied to offset taxes in equal amounts over the next two years.

     As of December 31, 2003 the Company and Telinver kept a tax loss carryforward of approximately 2,912 million pesos (1,019 million pesos at a 35% tax rate), that could be applied to offset future income tax charges until 2007. The Company has estimated taxable income of approximately 432 million pesos (428 million pesos corresponding to Telefonica) for the fiscal year ended December 31, 2004, and that will be offset against cumulative tax loss carryforwards existing at the beginning of the fiscal year.

                                                   Tax loss carryforwards
            Maturity year       Original year      (amounts in million pesos)
                                                             (1)
           ---------------------------------------------------------------------
                 2007                2002                            2,480
                                                                    ------
                                                                     2,480
                                                                    ======

          (1) Net of 432 million pesos corresponding to estimated taxable income for the fiscal year ended December, 31 2004.

     The following table presents the components of the Company's deferred tax balances:

                                                   December 31, 2004         December 31, 2003
                                                   -------------------------------------------
          Deferred tax assets

          Income tax on tax loss carryforwards                   868  (1)                1,015
          Exchange differences deductible in
          future fiscal years                                    108                       162
          Allowance for doubtful accounts                         47                        73
          Accrual for contingencies and other
          non-deductible allowances and accruals                 162                       155
                                                   -------------------------------------------
                                                               1,185  (2)                1,405  (2)
          Allowance for deferred tax assets                   (1,051) (2)               (1,258) (2)
                                                   -------------------------------------------

          Subtotal                                               134                       147

          Deferred tax liabilities

          Fixed assets                                          (110)                     (122)
          Dismissal accrual for tax purposes                     (14)                      (13)




          Other liabilities                                      (5)                       (12)
                                                   -------------------------------------------

          Subtotal                                             (129)  (2)                 (147) (2)
          Total                                                   5                          -

          (1) Net of 151 million of income tax estimated for the fiscal year ended December 31, 2004, that offset previous years tax loss carryforwards
          (2) As of December 31, 2004, the effect of discounting the balances of deferred tax assets, deferred tax liabilities and allowance for deferred tax assets in accordance with accounting rules of the CPCECABA would have resulted in a reduction of those balances of 9, 4 and 5 million pesos, respectively. As of December 31, 2003, this effect on deferred tax assets, deferred tax liabilities and allowance for deferred tax assets would have resulted in a reduction of those balances of 34, 1 and 33 million pesos, respectively.


     The following is the reconciliation of the income tax that was charged to the statement of operations and the amount resulting from the application of the corresponding tax rate on net income before tax:

                                                            December 31, 2004    December 31, 2003    December 31, 2002
                                                            -----------------------------------------------------------
          Net (loss)/income before tax at
          statutory income tax rate                                      (3)                  142              (1,212)

          Permanent differences:

          Income on equity investments                                     -                    1                  (1)
          Non deductible expenses                                         12                   17                   -
          Inflation restatement effect                                   193                  242                (477)

          Reversal of allowance for deferred tax assets                 (207)                (402)              1,639
                                                            -----------------------------------------------------------
          Total                                                           (5)                    -                (51)

     Additionally, the Company calculates the Tax on minimum presumed income by applying the effective tax rate of 1% on certain production assets valued according to the tax regulations in effect as of the end of the fiscal year. This tax is supplementary to the Income Tax. The Company's tax liabilities will be the higher of these two taxes. However, if the tax on minimum presumed income exceeds income tax during one fiscal year, such excess may be computed as prepayment of any income tax excess over the tax on minimum presumed income that may arise in the next ten fiscal years.

     The Company has determined a minimum presumed income tax charge for the fiscal year ended December 31, 2004 in the amount of 35 million pesos that was included in the caption "Other non-current receivables" as the Company's Management has estimated that such tax would be recoverable based on its tax projections and the terms for recovery established by the law (10 years). The amounts booked as tax on minimum presumed income credit have been measured at their discounted value, on the basis of the Company's tax projections.

     l)   Shareholders' equity accounts:

     Shareholders' equity accounts have been restated as described in note 2.2 except for the "Capital stock - Outstanding shares" and "Irrevocable capital contribution for future subscriptions" accounts, which are stated at their original amounts. The adjustment required to restate these accounts in constant Argentine Pesos (see note 2.2) is included in the "Comprehensive adjustment to capital stock".

     m)   Revenue recognition:

     Revenues and expenses are credited or charged to income on an accrual basis. The Company recognizes income from fixed telephony services (local and long distance, prepaid cards and access to the network, among others) based on the use of the network. Charges for the installation of telephone lines or interconnection services are recognized as revenues when the service connection is made.

     The Company recognizes income from sales of equipment when they are delivered and accepted by its customers. For contracts where the Company provides customers with an indefeasible right to use network capacity, the Company recognizes revenue ratably over the term on stated life of the agreement. In addition, the effects of the adjustment of prices agreed upon with customers in relation to services rendered are recognized when all necessary conditions are met to consider them as revenues. Sales for the fiscal years ended on December 31, 2004 and 2003 include approximately 5 million pesos and 51 million pesos, respectively, corresponding to the one time effect of this type of agreements.

     As of December 31, 2004, the Company had agreements with the following resellers or distributors:

     i) Other operators of telecommunication services, such as (1) local and/or long-distance providers, (2) cellular and PCS licensees, and
          (3) other minor providers of telecommunication services related to interconnection services that primarily include access, termination and long-distance transport of calls. Interconnection charges are principally calculated on a per minute usage basis. Additionally these agreements usually include point-to-point leased circuits out of which the Company collects fees from installation and monthly charges. In addition, fees from installation are collected only once and in case of specific installations. The Company collects monthly charges depending on: (i) type of line, (ii) bandwidth, (iii) distance between points leased; (iv) duration of the contract and (v) usage of the lines.

     ii) Resellers of prepaid cards. The Company sells prepaid cards to resellers. The Company charges the resellers the face value of the prepaid card less a wholesale discount of face value depending on the volume and product. Additionally the reseller has no right of return. The Company recognized revenue from prepaid cards based on the usage of the network.

     iii) Third parties operating public phones. The operator of the public phone charges its customers for each call based on usage units. The price per unit is set by the Company and the operator receives an average variable commission. The Company also charges the operator installation fees and monthly basic charges for its lines in service.

     iv) Foreign (non-Argentine) telecommunications carriers and administrations ("foreign carriers") for calls carried by the Company covering virtually all international long-distance calls into or out of Argentina. The agreements govern the payments to foreign carriers for the use of such carriers' facilities in connecting international calls billed in Argentina and the payments by the foreign carriers for the use of facilities of Argentine carriers in connecting international calls billed abroad. The rates of payment under such agreements are negotiated with each foreign carrier. The practice among carriers is for payments due for the use of overseas networks to be recorded, collected and forwarded by the carriers in the country from which the call is initiated. Settlements among carriers are usually made on a net basis.

          The Company recognizes revenues and cost of sales for sales of advertisements in telephone directories when the directories are published and distributed. For the main telephone directories undergoing the process of edition and not yet published as of December 31, 2004, the total amount of sales orders not yet recognized as revenues as of the that date, is 11.3 million pesos.

          Operations statement accounts have been presented as follows:

          - As of December 31, 2004 and 2003 charges for the use, depreciation and amortization of non-monetary assets at historical cost (materials, inventory, fixed assets and intangible assets) have been stated based on the restated amounts of such assets (see note 2.2);

          - As of December 31, 2003, those accumulating monetary transactions that have occurred throughout the fiscal year have been computed by applying the coefficients corresponding to the month of accrual to the original amounts; and

          - As of December 31, 2003 financial income and expense, restated as described in note 2.2, are disclosed net of the monetary result generated by the effect of inflation on the assets and liabilities that generated them.

     n) Net earnings / loss per share:

     The Company calculates the net earnings per share on the basis of 1,746,050,074 common shares (net of 2,355 common treasury shares) with a face value of $1 and with a vote per share.

     2.4. Financial instruments

     Hedging Policy

     An essential element of the exchange rate management policy is to minimize the negative financial results due to variations in the exchange rates, while still being able to maintain open currency positions (under strict risk supervision). The primary objectives of the policy are: (i) to secure the payments in foreign currency, hedging first the short term payments and then hedging the long term ones, including through derivative instruments; (ii) to cover the Company's indebtedness in foreign currency as disclosed in the balance sheet as they become due and (iii) to modify the composition of the Company's financial indebtedness, or to refinance it by issuing Peso-denominated debt or entering into agreements to Peso denominated debts.

     During the fiscal years 2002 and 2003, the Company has been unable to hedge the foreign exchange risk related to the foreign currency denominated debt due to the lack of depth of the peso/dollar derivative market, the shortage of appropriate counterparts or high costs of such transactions. As of December 31, 2004 the company U.S. dollar denominated debt was approximately U.S.$980 million. In 2003, the appreciation of the peso against the U.S. dollar resulted in a gain equivalent to 760 million pesos. However, in 2004, the peso devalued against the U.S. dollar resulting in a loss of 67 million pesos. As of December 31, 2004, the Company keeps indebtedness in foreign currency for an amount equivalent to 3,079 million pesos and for the purpose of partially hedging its indebtedness in foreign currency, the Company has deposits in U.S. Dollars in the amount of U.S.$79 million.

The main aspects of the hedging policy of the Company are the following:

i. Existence of a clearly identified risk and the risk management objectives and strategies.

     Since the Convertibility Law pegged the peso at a value of $1 per U.S.$1, exchange rates risks were mainly related to changes in the value of the peso/U.S. dollar in comparison with currencies other than the Argentine peso and the U.S. dollar. In January 2002, the Argentine government devalued the Argentine peso and currently the peso/U.S. dollar exchange rate is determined by a free market with certain controls.

     Until 2002, The Company did not hedge its U.S. dollar-denominated debt obligations because under the Convertibility Law the peso/U.S. dollar exchange rate was essentially fixed at parity and the Company had revenues stream linked to the U.S. dollar because rates were denominated in U.S. dollars and converted into pesos at the end of each month. However, in some cases, the Company hedged U.S. dollars against yen and euros (see "Financial Instruments - Swaps"). Before the Convertibility law, according to the Transfer Contract, the rates were to be restated for inflation in Argentina and in certain extraordinary circumstances, by a specific formula which considered both the effect of the inflation and the variation in exchange rates. Since the end of the Convertibility Law almost all of the Company's revenues are stated in pesos but almost all of the Company's debt was denominated in foreign currency, so the Company had and still has mismatch between revenues and its financial debt in foreign currency.

     As a consequence of the above mentioned mismatch the Company established a policy of partially hedging the Company's exposure to exchange rate risk because of the fluctuation between the value of the peso against foreign currencies and its effects on certain future short-term payments of the Company's debt obligations denominated in foreign currencies.

     The Company does not have derivative contracts for trading purposes. Moreover, the Company's policy does not include holding of derivative financial instruments to hedge the exposure to interest rate risk.

ii. Matching the main features (notional, maturity date, interest payment dates) of the underlying and one side of the derivative.

     Another feature of the Company's derivative strategy is the matching of the main features (such as, notional value, maturity date, and interest payment dates) of the underlying security with its respective derivative. This matching is especially sought for the foreign currency debt and derivatives hedging payments in foreign currency. Even when a perfect hedge of the flows is sought, the lack of depth of the Argentine's derivative markets has led historically to imbalances between the characteristics of the hedges and the underlying debts, which however, have not been significant with respect to the purpose of the hedge. The Company intends to reduce those imbalances as mentioned below, as long as this does not involve disproportionate transaction costs.

     The Company achieves this by documenting the relationship between hedging instruments and hedged items. This process includes linking all derivatives designated as hedges to specific assets and liabilities or to specific firm commitments in foreign currency.

iii. Capacity to revalue derivative instruments at market prices.

     The Company uses internal valuations for the derivatives instruments which are verified with independents parties' valuations (e.g. bank valuations).

     Prior to 2004 the Company has not had a fixed policy of entering into financial instruments for managing its exposure to market risk. As of the date of these financial statements, the Company has entered into the following instruments, to manage the exposure to the risk of fluctuation of the exchange rate of significant indebtedness denominated in currencies other than the United States dollar.

     1. Foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the yen-U.S. dollar exchange rate, in connection with the loan amounting whose balance as of December was 6.7 billion Japanese yen granted by The Export Import Bank of Japan (currently the Japan Bank for International Cooperation) and maturing in February 2011, which accrues interest at a rate of 2.3% per annum. Such swap agreement provides a fixed exchange rate of 104.25 yen per U.S. dollar. The interest rate to be paid to Citibank N.A. during the validity of the loan for the U.S. dollars received is 7.98% per annum. As of December 31, 2004, the related liability, taking into account the effect of the above-mentioned swap and the additional interest accrued, amounts to U.S.$71 million. The contract establishes, among other provisions for this type of transaction, certain events of default under which the creditor may accelerate payment terms. Events of default include failure to pay financial debts for amounts in excess of 2% of the Company's shareholders' equity.

     2. During December 1999, the Company entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the euro-U.S. dollar exchange, in connection with a portion of the net position of assets and liabilities in euros, including the balance of the loan granted by Istituto Centrale per il Credito a Medio Termine ("Mediocredito Centrale") which matures in November 2017, and accrues interest at a rate of 1.75% per annum. Such swap agreement has an 8-year term until November 2007 and provides a fixed exchange rate of
          0.998 euro per U.S. dollar. The interest rate paid to Citibank N.A. during the validity of the loan for the U.S. dollars to be received is 2.61% per annum.

     3. The Company has used during 2004 currency forwards contracts to hedge against the risks of fluctuation in the dollar exchange rate. The Company has entered into currency forwards contracts, known as non-deliverable forwards ("NDF"), pursuant to which monetary positions are offset. These instruments were used to cover firm short-term payment commitments denominated in U.S. Dollars. As of December 31, 2004 there are no NDF's currently outstanding.

     4. Call Spreads: In September 2004 the Company entered into an agreement with TISA for two new strategies of exchange rate options, known as "Call Spreads", with maturities in January and February 2005. These Call Spreads consist of an acquisition of a call option and a sale of a call option with different strike prices for a specific amount of currency.

     The strategy with the maturity date on January 2005 had a notional value of U.S.$ 12 million and consisted of the acquisition of a call option at a strike price of $ 3.075 per U.S. Dollar and the sale of a call option at a price of $ 3.50 per U.S. Dollar. The strategy with the maturity date on February 2005 had a notional value of U.S.$ 12 million and consists in the acquisition of a call option at a strike price of $ 3.09 per U.S. Dollar and the sale of a call option at a strike price of $ 3.50 per U.S. Dollar. In both cases the options could have been exercised only upon their maturity. The goal of this strategy was to hedge the exchange rate risk related to the Company commitments to pay the principal of the loans to TISA denominated in U.S. Dollars. The Company has paid, as premiums, an amount of U.S.$ 0.40 for each strategy. Upon maturity, the options were not exercised because the exchange rate prevailing at those times were outside the strike prices of the options. The cost of the premium paid has been charged to the Statement of Operations.

     2.5. Law of Public Emergency - rules and regulations currently in force

     Starting in early December 2001, the national authorities implemented several monetary and foreign exchange control measures, announcing that the country would default on the payment of services of its sovereign debt, and enacting Law No. 25,561 of Public Emergency and Exchange System Reforms that implied a profound change in the economic model in force as of that time and amended the Convertibility law in force since May 1991(mainly due to the devaluation of the peso and the conversion to pesos of the obligations to deliver sums of money, both related and not related to the financial system).

     Other regulations were issued subsequently, amending some of the above mentioned regulations. The main aspects of such other regulations as of the approval of these financial statements are:

     a) the Public Emergency and Exchange System Reform Law No. 25,561 established the pesification into Pesos of originally U.S.
     Dollar-denominated utility tariffs previously agreed upon in U.S. Dollars at the U.S.$1.00 to $1.00 exchange rate and authorized the National Executive Power to renegotiate agreements (See Note 10.1.);

     b) an extension in the National Public Emergency situation until December 31, 2005;

     (c) suspension of dismissals without just cause until December 31, 2005 and the establishment of penalties consisting in the payment of an additional amount equivalent to 80% of the termination pay set forth by labour regulations if employees were to be dismissed without just cause, except in relation to personnel hired as from January 1, 2003. This is how the Argentine Government is proceeding with a stepwise reduction of the penalty formerly consisting in two times the applicable termination pay with the aim expressed in the law of fully eliminating this penalty if unemployment rates drop to less than 10%.

3.   DETAIL OF THE MAIN BALANCE SHEET AND STATEMENT OF OPERATIONS ACCOUNTS

     3.1  Breakdown of the main accounts

     Below is a breakdown of the main accounts (foreign currency balances are presented in note 21.g) (balances restated as described in note 2.2):

     a)   Cash:

                                           Current
                              --------------------------------------
                                  December 31,         December 31,
                                      2004                2003
                              --------------------------------------
            Bank                           15                   18
                              --------------------------------------
            Total                          15                   18
                              ======================================

     b)   Trade receivables:


                                                              Current                        Noncurrent
                                                   ----------------------------------------------------------------
                                                     December 31,    December 31,     December 31,      December 31,
                                                         2004           2003               2004             2003
                                                   ----------------------------------------------------------------
            Past Due (1)                                     168              178               14               20
            Current                                          305              287                -                -
                                                   ----------------------------------------------------------------
            Subtotal (3)                                     473              465               14               20
            Allowance for doubtful accounts (2)             (149)            (216)             (10)              (8)
                                                   ----------------------------------------------------------------
            Total                                            324              249                4               12
                                                   ================================================================

          (1) As a result of refinancing past-due trade receivables, approximately 7 million pesos of refinanced receivables are disclosed as current receivables as of December 31, 2004 and 2003.
          (2)  See note 21.e).
          (3) In 2004 and 2003, includes 24 million and 8 million, respectively, corresponding to related companies (see note 15.3.).


     c)   Other receivables:

                                                           Current                      Noncurrent
                                                -------------------------------------------------------------
                                                December 31,    December 31,     December 31,    December 31,
                                                    2004            2003             2004            2003
                                                -------------------------------------------------------------
            Guarantee deposits                             3               3                -               -
            Prepayments to vendors                         3               2                -               -
            Related Companies receivables (1)             25              53                -               -
            Financial Prepayments                         10              11                -               -
            Financial Instruments (4)                      1               1                3               2
            Prepaid expenses                               1               -                -               1
            Prepaid services (5)                          14              15                -               1
            Tax credit certificates                        -              16                -               -
            Legal deposits                                 7               3                -               -
            Tax on Minimum Presumed Income                 -               -              126              89
            Patriotic Bond (2)                             -               -               84              82
            Other Tax Credits                              -               2                -               -
            Net Deferred tax asset (3)                     -               -            1,056           1,258
            Prepaid insurance                              3               3                -               -
            Granted Guarantees                             -               3                -               -
            Other                                         19              14                1               1
                                                -------------------------------------------------------------
            Subtotal                                      86             126            1,270           1,434
            Allowance for  impairment of
            Patriotic  Bond (note 21.e) (2)                -               -              (56)            (60)
            Allowance for deferred tax
            assets (note 21.e)                             -               -           (1,051)         (1,258)
            Allowance for Other
            receivables (note 21.e)                      (2)               -                -               -
                                                -------------------------------------------------------------
            Total                                         84             126              163             116
                                                =============================================================

          (1)  See note 15.3.
          (2)  See notes 2.3.c) and 14.
          (3)  See note 2.3.k).
          (4)  See note 2.4. and 13.
          (5)  See note 9.

     d)   Inventories:
                                                             Current
                                                   ----------------------------
                                                    December 31,    December 31,
                                                        2004            2003
                                                   ----------------------------
            Raw materials and supplies                         1              1
            Directories in edition process                     2              2
            Telephone equipment and other equipment            8             17
                                                     --------------------------
            Subtotal                                          11             20
            Allowance for impairment in value and
            slow turnover (note 21.e)                         (3)            (7)
                                                     --------------------------
            Total                                              8             13
                                                     ==========================

     e)   Other assets:

                                                   Current
                                         ----------------------------
                                          December 31,    December 31,
                                              2004            2003
                                         ----------------------------

            Real property  intended
            for sale                                 3              3
                                         ----------------------------
            Total                                    3              3
                                         ============================


     f)   Trade payables:

                                                              Current                        Noncurrent
                                                   ----------------------------------------------------------------
                                                     December 31,    December 31,     December 31,      December 31,
                                                         2004           2003               2004             2003
                                                   ----------------------------------------------------------------
            Vendors, contractors and
            correspondents (2)                                296             291               2                 -
            Management fee (3)                                 70              76               -                 -
            Billing on account and behalf
            of cellular and
            audiotext companies                                53              44               -                 -
            Services collected in advance  (1)                  5               6              65                69
                                                   ----------------------------------------------------------------
            Total                                             424             417              67                69
                                                   ================================================================

          (1) In 2004 and 2003 include deferred revenues related to the sale of indefeasible rights to use network capacity, recognized by the straight line method during the life of the agreement. In 2004 and 2003 includes 5 million, as current amount and, 60 million and 63 million as non-current amount, respectively, corresponding to related companies (see note 15.3.).
          (2) In 2004 and 2003, includes 30 million and 15 million, respectively, corresponding to related companies (see note 15.3.).
          (3)  See note 15.3.


     g)   Bank and financial payables:

                                                              Current                        Noncurrent
                                                   ----------------------------------------------------------------
                                                     December 31,    December 31,     December 31,      December 31,
                                                         2004           2003               2004             2003
                                                   ----------------------------------------------------------------
            Negotiable obligations (1)                        346             286            2,251            2,212
            Imports financing                                  15              20               13               27
            Long-term financing                                 8               8               70               71
            Foreign bank loans                                 93              78              166              243
            Local bank loans                                  123               -                -                -
            Related Company -
            Telefonica Internacional S.A.
            ("TISA") (2)                                      595           1,576                -                -
            Credit balances with banks                         29              14                -                -
                                                   ----------------------------------------------------------------
            Total                                           1,209           1,982            2,500            2,553
                                                   ================================================================

          (1)  See note 12.
          (2)  See note 13 and note 15.3.

     h)   Payroll and social security taxes payable:

                                                              Current                        Noncurrent
                                                   ----------------------------------------------------------------
                                                     December 31,    December 31,     December 31,      December 31,
                                                         2004           2003               2004             2003
                                                   ----------------------------------------------------------------
            Vacation and bonus accrual                         48             44                 -                1
            Social security taxes payable                      15             14                 -                -
            Pre-retirement agreements and
            others (1)                                         15             13                16               18
            Other                                               2              2                 -                -
                                                   ----------------------------------------------------------------
            Total                                              80             73                16               19
                                                   ================================================================

          (1) Pre-retirement agreements mature through 2009, and do not have any adjustment clauses. This amount includes 7 related to benefits granted to employees included in such agreements, which are to be allocated by them to social security tax payments corresponding to the period between the date of the agreement and December 31, 2004 and are to be paid by the Company until the worker qualifies to obtain legal pension benefits.

     i)   Taxes payable:
                                                        Current
                                              ----------------------------
                                               December 31,    December 31,
                                                   2004            2003
                                              ----------------------------
            Turnover tax accrual (net of
            prepayment)                                 12              10
            Health and safety taxes                     24              20
            Value added Tax                             15              17
            Minimum presumed income tax
            (net of prepayment)                          9              10
            Other                                       35              21
                                              ----------------------------
            Total                                       95              78
                                              ============================


     j)   Other payables:

                                                              Current                        Noncurrent
                                                   ----------------------------------------------------------------
                                                     December 31,    December 31,     December 31,      December 31,
                                                         2004           2003               2004             2003
                                                   ----------------------------------------------------------------
            Financial Instruments (1)                          10              13                4               20
            International Telecommunication Union              21              21                -                -
            Related companies payables (2)                     13              25                -                -
            Other                                              19              16               25               26
                                                   ----------------------------------------------------------------
            Total                                              63              75               29               46
                                                   ================================================================

          (1) Foreign currency swaps agreements, forwards contracts and options (see note 13.).
          (2)  See note 15.3


     k)   Cost of services provided:

                                                        --------------------------------------------
                                                         December 31,    December 31,    December 31,
                                                             2004            2003            2002
                                                        --------------------------------------------
            Telecommunications services (note 21.h)        (1,887)        (1,946)         (2,181)
            Cost of services provided (note 21.f)             (49)           (46)            (54)
                                                        --------------------------------------------
            Total                                          (1,936)        (1,992)         (2,235)
                                                        ============================================

     l)   Other expenses, net:

                                                        ---------------------------------------------
                                                         December 31,    December 31,    December 31,
                                                             2004            2003            2002
                                                        ---------------------------------------------
            Employee terminations (note 21.h)                  37             42              53
            Contingencies                                     103             34              87
            Net book value of fixed assets retired              -              -               6
            Miscellaneous, net                                 (3)            (5)              7
                                                        ---------------------------------------------
            Total (note 21.h)                                 137             71             153
                                                        =============================================

     m)   Others:

                                                               ----------------
            Holding and financial income / (loss) on assets:   December 31,
            ------------------------------------------------       2002
                                                               ----------------
            Net book value of intangible assets retired                    (8)
            Holding losses in inventories                                  (9)
                                                               ----------------
            Total                                                         (17)
                                                               ================


                                                                    ------------------------------------ -----------
            Holding and financial income/ (loss) on liabilities:     December 31,     December 31,     December 31,
            -----------------------------------------------------        2004             2003             2002
                                                                    ------------------------------------------------
            Tax on interests                                                   -                -              (17)
            Intangible assets amortization                                    (9)             (16)              (7)
            Tax on checking account credits and debits                       (14)             (10)               -
                                                                    ------------------------------------------------
            Total                                                            (23)             (26)             (24)
                                                                    ================================================

     3.2 Aging of current investments, receivables and payables as of December 31, 2004.

                                               Assets                                         Liabilities
                              ----------------------------------------------------------------------------------------------------
                                                                                              Payroll and
                                                                                                Social
                                               Trade        Other                 Bank and     Security
                                Current     Receivables  Receivables    Trade     Financial     Taxes          Tax        Other
                              Investments       (a)           (c)      Payables   Payables     Payables      Payables    Payables
                              ----------------------------------------------------------------------------------------------------
Past-Due:
Up to three months                    -          54            -          90            -            -             -        -
From three to six months              -          20            -           1            -            -             -        -
From six to nine months               -           7            1          (1)           -            -             -        -
From nine to twelve months            -           8            -           3            -            -             -        -
From one to two years                 -          26            6           -            -            -             -        -
From two to three years               -          20            7           3            -            -             -        -
Over three years                      -          47            -           -            -            -             -        -
At sight                             13           3           21           -           29            -            50       38
Current:
Up to three months                  246         263           33         312          299           56            36       19
From three to six months              -          19            6           8          331            8             9        1
From six to nine months               -          12            4           7          223           10             -        5
From nine to twelve months            -           8            6           1          327            6             -        -
From one to two years                 -           -           13           5          322            8             -       13
From two to three years               -           -            2           3          607            5             -       10
From three to four years              -           -          120           3          416            2             -        7
From four to five years               -           -            -           4           39            1             -        -
Over five years                       -           -           28          52        1,116            -             -       (3)
                              ----------------------------------------------------------------------------------------------------
Subtotal:                           259         487          247         491        3,709           96            95       90
Allowance for doubtful
accounts                              -        (159)           -           -            -            -             -        -
Benefits under the
Collective Labor
Agreements                            -           -            -           -            -            -             -        2
                              ----------------------------------------------------------------------------------------------------
Total                               259         328          247         491        3,709           96            95       92
                              ====================================================================================================

Percentage accruing interest
at fixed rate                        95%          3%           3%          -         79%             -             -       15%
Percentage accruing interest
at variable rate                      -          36% (b)       -           -         18%             -             -        -
Percentage accruing income at
     variable rate                    2%          -            -           -          -              -             -        -
Average interest rate in
foreign currency                      2%          -            1%(d)       -          9%             -             -        6%

Annual average interest rate
in local currency                     1%         26%           6%          -          8%             -             -        -

     (a) Trade receivables balances include 14 past-due classified as noncurrent taking into account Company's Management estimates regarding probable collection terms.

     (b) Such percentage is related to the portion of receivables over which surcharges are applicable for being in arrears. The rate indicated is that corresponding to bills collected with such surcharges.

     (c) Not including amounts corresponding to net deferred tax asset totally reserved.

     (d)  Does not include the interest accrued by the Patriotic Bond.


4.   RESERVE FOR FUTURE DIVIDENDS

Different Shareholders' Meetings authorized the setting aside of a Reserve for future dividends, which was to be used for paying cash dividends, at the Board's discretion. However, owing to the fact that the Company has accumulated losses, the Board of Directors would not currently be able to utilize such reserve for paying cash dividends until those losses are absorbed and there are liquid and realized profits.


5.   REGISTRABLE ASSETS

On October 27, 1994, "ENTel in liquidation" issued Resolution No. 96/94 whereby it undertakes to perform all necessary acts to accomplish the transfer of title of registrable assets for such time as may be necessary, notifying Telefonica 60 days before the date that may be defined as the expiration of ENTel's commitment. This resolution recognized that the licensee companies will be entitled to claim the indemnity stipulated in the Transfer Contract for the real property whose title had not been conveyed to them by the time of the expiration of the above-mentioned period. As of December 31, 2004 these assets have a book value of about 600 million pesos and approximately 524 million pesos (both restated as described in note 2.2) of them have been registered in the Company's name. In the Company's opinion, the registration of title of a major portion of the most significant assets contributed by ENTel will be successfully completed. Accordingly, in Company Management's opinion the final outcome of this matter will not have a significant impact on the Company's results of operations and/or its financial position.


6.   SUBSIDIARIES AND AFFILIATES

     6.1. Telinver

     Current liabilities in foreign currency of Telinver exceed current assets in foreign currency by approximately U.S.$ 36.5 million and, in addition, total liabilities exceed total assets, so there is a negative shareholders' equity in the amount of 36 million pesos as of December 31, 2004 and consequently Telinver falls under the conditions for mandatory dissolution caused by loss of company capital due to accumulated losses set forth in clause 5 of section 94 of the Law No. 19,550.

     On January 3, 2005, Telinver assigned to Telefonica, pursuant to three assignment agreements, an amount of U.S.$ 39 million corresponding to Telinver's total indebtedness to TISA, which in turn tendered its express consent to the assignments. In addition, pursuant to the agreements referred, Telefonica and TISA agreed to renegotiate the interest rate imposed on the indebtedness assigned in order to reduce the spread applicable from LIBOR plus 9% to LIBOR plus 4.5%. In consideration for the assignment, Telinver agreed with Telefonica that it shall repay two loan agreements in Pesos for an amount of 71 million pesos and 45 million pesos, respectively. The remaining debt after the capitalization mentioned in the following paragraph is to be repaid by Telinver in 8 semi-annual installments and at an 11% annual nominal interest rate.

     Subsequently, on February 14, 2005, Telinver's Extraordinary Shareholders' Meeting approved a capital increase of 71,519,163 pesos. The Company subscribed this increase through the capitalization of the first loan agreement mentioned in the previous paragraph.

     6.2. E-Commerce

     The Company holds together with Alto Palermo S.A. ("APSA") a 50% interest in E-Commerce for the development of an e-commerce shopping center.

     Additionally, the parties undertook to make a voluntary capital contribution for the development of new business lines for a maximum of 12 million pesos, 75% of which is to be contributed by the Company.


7.   CAPITAL STOCK

The Capital stock of Telefonica is represented by :

                                         Subscribed and paid-in,
Classes of Shares (1)                  outstanding and authorized
---------------------                     for public offering (2)
                                       -----------------------------
Class A                                          1,091,847,170
Class B                                            654,205,259
                                       -----------------------------
Total                                            1,746,052,429
                                       =============================

(1)  All shares have equal voting rights.

(2)  Capital Stock as of December 31, 2001, 2002, 2003 and 2004.


8. LIST OF CONDITIONS AND THE TRANSFER CONTRACT. EXCLUSIVITY AND MAINTENANCE OF THE LICENSE

The List of Conditions ("List") and the Transfer Contract established certain obligations of which the following are still in effect:

     a) The assets contributed to Telefonica used in providing telecommunications services may not be sold, assigned, transferred or encumbered in any way.

     b) Certain shareholders of Telefonica's parent company are required to retain a specified interest in that company's common capital stock. In addition, Compania Internacional de Telecomunicaciones ("COINTEL"), is obliged to hold Series A shares representing 51% of Telefonica's total capital stock.

     c) All or a substantial part of the provision of the telephone service is to be maintained, and Telefonica's main business and principal place of business in Argentina may not be changed.

     d) In addition, Telefonica is to meet certain objectives related to the services provided. The most important of these objectives are efficiency and service quality. In addition, suppliers of data and added value services are to be given equal access to telephone lines.

In case of serious noncompliance with the provisions in a) through d), Telefonica's license could be revoked once the procedures set forth in the List of Conditions have been completed. Telefonica's license, however, would not be revoked, should Telefonica have obtained prior Regulatory Authority approval for any of the situations described above in a) and b).

In addition, Decree No. 264/98 set forth both optional and mandatory operating conditions with respect to the provision of basic telephone services. Such mandatory conditions include mainly permitting other providers to interconnect to the company's network (including voice and data transmission service) and the installation of a minimum number of new lines.

In the opinion of the Company's Management, the Company has met all of the above-mentioned obligations.

Although the effectiveness of Decree No. 264/98 was subject to the conclusion of certain legal proceedings, the Company believes that it is unlikely that the outcome of those proceedings would significantly slow the trend towards increasing competition.

9.   COMMITMENTS

     9.1  IBM-Telefonica Contract

     On March 27, 2000, the Company's Board of Directors approved the outsourcing through IBM of the operation and maintenance of the infrastructure of some of our information systems. Telefonica Argentina, Telinver, TCP S.A. and TDA S.A. executed a contract with IBM whereby we outsourced the operation and maintenance of the information technology infrastructure for a term of six and a half years, and we transferred to IBM the assets used to render the services outsourced under the contract at a stated price.

     1. Service Price: Over the duration of the contract, we committed to pay IBM a monthly charge as consideration for the base line services to be rendered under the contract, and other charges for the use of additional resources. The payment terms include decreasing monthly installments.

     2. Transfer of Equipment: The agreement stipulated that at the inception of the contract, we would transfer to IBM at a fixed price, the assets that were designated to provide the services at that date. Also, the agreement stipulated that at contract expiration IBM shall transfer to us at a fixed price, the assets that were designated to provide the services at that date.

     3. Renewal of the Agreement: Fifteen months before the expiration of the agreement, the parties shall meet to discuss a possible extension. The parties shall conduct negotiations for three months. If the parties do not agree to an extension prior to twelve months before the expiration of the agreement, the agreement shall be terminated on the termination date. To date, the negotiations have not begun.

     The following is a summary of the primary contractual cash flows related to Company agreement with IBM:

                                                          (in millions of U.S.
                                                                dollars)
                                                          --------------------
     Assets acquired by IBM...........................             24.5
     Baseline monthly installments
       (service fee total payments)...................           (218.6)
     Repurchase of assets.............................            (14.9)
     Refund (only if contract is renewed) ............              3.3

     As a result of the devaluation of the peso, the Company renegotiated the contract originally denominated in dollars. On the basis of a supplementary contract agreed upon by the parties, the Company undertook, among other obligations, to pay IBM for the services rendered pursuant to the contract from January 2004 to December 2006 the amount of Ps.44.8 million and U.S.$35.8 million in monthly installments. In addition, the referred agreement contemplates the possibility of renegotiating the amount in pesos semiannually upon request by the parties.

     9.2  Other

     Telefonica signed contracts for lease of satellites, vehicles and real property and operation and maintenance of submarine cables, which include approximately 54 million pesos of future minimum rental payments as of December 31, 2004.

10.  RATES

     10.1 Rate regulations

     Decree No. 764/00, issued to de-regulate telecommunications services, sets forth that providers may freely establish the tariffs and/or the prices of the services supplied to objective categories of clients, which must be applied non-discriminatorily. However, if there were no effective competition, as it is the case with the services that generate a substantial part of the Company's income, historical providers shall respect the maximum tariffs laid down in the General Tariff Structure. Below the values established in such tariff structure, these providers may establish their tariffs freely. To determine the existence of effective competition, the historical providers shall demonstrate that another or other providers of the same service have obtained 20% of the total revenue for such service in the local area of the Basic Telephony Service involved. Additionally, in the case of national and international long distance services, effective competition shall be deemed to exist when customers in the area are able to choose through out the dialing selection method among more than two service providers offering more than one destination.

     In 2000, the Company filed a request to the effect that effective competition be officially acknowledged in the Buenos Aires Multiple Area ("AMBA"). Pursuant to Resolution SC No.304/03, the S.C. established that the Company should readjust the presentations submitted, supplying additional information. The Company has complied with this request and no resolution has yet been made in the case.

     For the areas and services for which effective competition has not been declared to exist, tariff agreements established that the maximum tariff per pulse should be expressed in U.S. Dollars in addition to a right for the Company to choose whether to adjust such tariff from April 1 to October 1 of each year based on the variation in the Consumer Price Index of the United States of America. However, the Public Emergency and Exchange System Reform Law No. 25,561, dated January 6, 2002, provided that in the agreements executed by the Federal Administration under public law regulations, including public works and utilities, indexation clauses based on foreign countries' price indices and any other indexation mechanisms are annulled. Law No. 25,561 also established that the prices and tariffs resulting from such clauses are denominated in Pesos at the 1 peso to 1 U.S. Dollar exchange rate. Furthermore, this Law authorized the National Executive Power to renegotiate the above contracts taking into account the following criteria in relation to public utilities: a) the impact of tariffs on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the systems comprised; and (e) the profitability of the companies.

     The National Executive Power, by means of Decree No. 293/02, entrusted the Economy Ministry with the renegotiation of such agreements, including agreements that govern the provision of basic (fixed) telephony services. Decree No. 311/03 created a Renegotiation and Analysis of Public Utilities Agreements Unit, which shall be headed by the Ministers of Economy and Production, National Planning, Public Investment and Services. The referred Unit will be in charge of proceeding with the renegotiation process.

     Decree No. 120/03 authorized the Argentine Government to provide for interim tariff revisions or adjustments as may be deemed necessary or convenient for the purpose of ensuring the continued availability, safety and quality of services provided to users under these contracts until the conclusion of the renegotiation process.

     Law No. 25,790 sets forth that the term to renegotiate the agreements for public works and utilities is to be extended until December 31, 2004, term that has been further extended until December 31, 2005 pursuant to Law No. 25,972. The National Executive Power shall be responsible for submitting the renegotiation proposals to National Congress, which will have to communicate its decision within a period of 60 running days counted from the date of reception of the proposal. In the event such period expires without Congress having reached a solution, the proposal shall be deemed accepted. If the proposal is rejected, the National Executive Power shall resume the process to renegotiate the respective agreement. This rule establishes that the decisions adopted by the National Executive Power in this re-negotiation process shall not be limited to, or subject to, the stipulations contained in the before mentioned regulatory frameworks currently governing the concession or licensing agreements for the respective public utilities. Renegotiation agreements may cover partial aspects of concession or licensing agreements, contain formulas to adjust such agreements or temporarily amend them and include the possibility of agreeing upon periodical reviews, as well as the establishment of conditions that must be met by the quality parameters applied to services. If there were temporary amendments, they should be taken into consideration in the terms of the final agreements reached with concessionaires or licensees. The legal provisions do not authorize public utilities contractors or concessionaires to suspend or alter compliance with their duties.

     Under the legal framework described, on May 20, 2004, the Company, Telecom Argentina S.A. and the Argentine Government signed a Memorandum of

     Understanding (the "Memorandum of Understanding") pursuant to which they agreed to maintain the General Tariff Structure currently in force for the Basic Telephony Service until December 31, 2004, without waiving the Company's rights to renegotiate the Company's contracts. The parties also ratified their intent to reach a final contractual renegotiation before December 31, 2004. However, this did not occur. In addition, pursuant to the provisions of the Transfer Contract, they agreed that any new tax or charge, or any variation in those currently in force, subject to the control of Regulatory Authorities as established in certain sub-sections of the List of Conditions (conditions to maintain the Company's license to provide telecommunications services, the "List of Conditions") shall be broken down in the bills issued to customers for services in the jurisdictions levied with the respective tax or charge.

     With the objective of establishing mechanisms to enhance access to telecommunications services, in the Memorandum of Understanding, an agreement was reached to implement the measures necessary to develop the following services:

     a) Virtual telephony cards for the beneficiaries of the Head of Household Plan and for pensioners who do not have a telephone line and who meet the eligibility requirements set forth in the respective resolution.

     b) Internet access service in all its provincial centers at discount prices.

     c) Addition of the Heads of Household who own a telephone line and meet the respective eligibility requirements for registration, to be registered for the Program "Retirees, Pensioners and Low-Consumption Households".

     As stated in this Memorandum of Understanding, the Secretary of Communications issued Resolutions No. 261 and No. 272, dated November 12, 2004 and November 23, 2004, respectively.

     Pursuant to Resolution No. 261, the Secretary of Communications approved our promotional offer to provide dial-up internet access service, as described in sub-paragraph 2 above, at lower prices to customers in urban areas located more than thirty kilometers away from our current hubs for the supply of low-cost internet access service, in order to increase the number of areas with access to the internet.

     Pursuant to Resolution No. 272, the S.C. accepted the Company's proposal to implement the "Virtual Telephony" service for the beneficiaries of the Head of Household Plan mentioned in Sub-Paragraph a), consisting of the Value Added Voice Messaging Service, with a related telephone number, that allows users to receive and store messages, available in the Buenos Aires Multiple Area, La Plata, Mar del Plata, Mendoza, Bahia Blanca and Neuquen.

     As of the date of issuance of these financial statements, both the S.C. and the C.N.C. are analyzing the implementation of the services described in paragraph c) already mentioned.

     In the opinion of the Company's management, the application of the issues mentioned in sub-paragraphs a), b) and c) will not have a significant impact on the Company's future results.

     In the opinion of the Company's Management and its legal counsel, the deep changes in the Argentine economic model experienced since early 2002, are to be considered extraordinary events that significantly modified the economic and financial equation, therefore allowing the introduction of changes in the tariff regime to adapt it to the new situation, in full compliance with the principles established in the List of Conditions and the Transfer Contract, in order to maintain a regular, continuous and efficient supply of telephony services. The Transfer Contract contemplates the possibility of automatically adjusting the tariffs in the case of extraordinary and unforeseen events thereby defined or government actions or decisions that significantly affect the Transfer Contract's original financial equation. The Transfer Contract also establishes compensation on the part of the Argentine Government when there are extraordinary events, including actions and decisions of the Argentine Government such as a freezing on tariffs or price controls, as well as the procedures to be followed to collect such compensation.

     The Company filed the information required by the Argentine Government and it has proposed to reestablish the tariff regime stipulated in the Transfer Contract, which contemplates Peso-denominated tariffs whose intangibility is safeguarded by the application of the monthly Consumer Price Index in Argentina or, if there were significant differences between this index and the variation of the U.S. Dollar, by the result obtained from the application of a polynomial formula that considers 40% of the monthly variation of the price of the U.S. Dollar and 60% of the variation of the monthly Consumer Price Index in Argentina, which had been annulled with the enactment of the Convertibility Law and the issuance of Decree No. 2,585/91. The Company proposed different alternatives to achieve such objective, especially to handle the transition from current tariffs to those resulting from the application of the Transfer Contract.

     In the opinion of the Company's Management and its legal counsel, in accordance with the general principles of administrative law, as applicable to the Transfer Contract and to the List of Conditions, future tariffs should be established in such a level as to cover sufficiently the costs of the service in order to preserve a regular, continuous and efficient supply of the telephone public service within the legal framework governing the Transfer Contract. However, it cannot be assured that the Argentine Government shall adopt the Company's position with respect to the effect of the current situation in relation to such clauses in the Transfer Contract. It is possible that such tariff regime will not maintain the value of its tariffs in U.S. Dollars or in constant Pesos in connection with any previous increase or possible future increase in the general price level. If, as a result of the re-negotiation mentioned before, future rates evolve at a pace that do not allow restoring the economic and financial equation that both the List of Conditions and the Transfer Contract intend to preserve, such rate system could have an adverse impact on the Company's financial condition and future results. As of the date of issuance of these financial statements, the Company's Management cannot predict the final outcome of the renegotiation required by the Public Emergency Law or the tariff regime to be effective in the future or when such regime shall be implemented.

     In accordance with Resolution No. 72/03, in February 2003 the Ministry of Economy approved a methodology to calculate and transfer to the Company's customers the impact of the tax on checking account transactions imposed by Law No. 25,413 paid by the Company as from the date in which Resolution No. 72/03 comes into force. Resolution No. 72/03 expressly refers to the Transfer Contract as the basis for the approval of such method. The Company considers that the position taken by the Ministry of Economy in this Resolution is consistent with the proposal submitted regarding its rights under the Transfer Contract. In accordance with Resolution No. 72/03, all taxes paid before that date are included in the contractual renegotiation imposed by the Public Emergency Law. Likewise, as the Memorandum of Understanding provides the pass-through to tariffs of any new tax or charge or any variation in those currently in force, by operation of the rules of the Transfer Contract and the List of Conditions, it implies the acknowledgment of the tariff provisions contained therein.

     10.2 Price Cap

     Under the tariff regulation mechanism in effect known as Price Cap, to which the Company is subject, tariff discounts have been applied based on a formula made up by the U.S. Consumer Price Index and an efficiency factor. On October 4, 2001, Court Room IV of the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires, in relation to the complaint filed by Consumidores Libres Cooperativa Limitada de Provision de Servicios Comunitarios ("Consumidores Libres") mentioned in note 11.d), awarded a precautionary measure ordering the National Government, the Company and Telecom Argentina S.A. ("Telecom S.A.") "to refrain from applying the corrections set forth in Section 2 of the Agreements approved by Decree No. 2,585/91 until final judgment is rendered in the case", which meant that the rates could not be adjusted by the U.S. Consumer Price Index.

     The Company, Telecom Argentina S.A. and the S.C. entered into agreements for the application of the Price Cap for the 2000-2001, 2001-2002 and 2002-2003 periods. The Price Cap for the 2000-2001 period was established at 6.75%, of which 6% was allocated to rate reductions attributable to discount plans that were in effect in 2000 and the non-application of the semiannual adjustments to the pulse of that year value, among other items. The remaining 0.75% was to be applied as defined by the licensees. The Price Cap for the 2001-2002 period was established at 5.6%, and would be allocated to the non-application of the semiannual adjustments to the pulse value of 2001, plus the balance of the non-computation of the pulse value not applied in the price cap for the previous year. To date, the remaining amount has not been allocated to the services contemplated in the agreement. As concerns the Price Cap for the 2002-2003 period, was established in an efficiency factor which could not exceed 5%, but its value was not fixed. The above mentioned agreements require the approval of the Ministries of Economy and Federal Planning, Public Investment and Services, which are still pending as of the date of issuance of these financial statements. Moreover, neither the effect of the reduction in rates previously implemented as compared to the rate reduction adjustments established by the S.C. nor the rate differences pending application under the referred agreements, have been established.

     In the opinion of the Company's Management and its legal counsel, the resolution of these issues related to the Price Cap and the complaint filed by Consumidores Libres might exclusively affect the maximum tariffs for future services that the Company is authorized to collect its customers for services, areas or customers in which effective competition has not been declared. As of December 31, 2004, these maximum tariffs are the result of the application to the tariffs in force as of November 7, 2000, the discounts applied as a result of the implementation of the Price Cap corresponding to period 2000 - 2001 and to the advanced decreases corresponding to the period 2001-2002, as established in the agreements mentioned.

     Under the Price Cap mechanism currently in effect, the rate reduction percentage and the services to which such reductions will eventually apply depend on the final approval of the above rate agreements, and on the outcome of the legal proceedings commenced by Consumidores Libres regarding the effective rate system.

     Based on current rate regulation mechanisms, and considering the Company's defense against the above legal proceedings, in the opinion of the Company's Management and its legal counsel, the outcome of these issues will not have a negative impact upon the Company's financial position or a significant adverse effect on its results of operations.

     10.3 Tariff restructuring

     The tariff restructuring granted by Decree No. 92/97, effective on February 1, 1997, established an increase in the price of the monthly basic charge and in domestic service rates, and a decrease in the rates for domestic long distance and international services and for the Company's local and domestic long distance public phone service for longer distances. The net impact of the rate restructuring was to be neutral on revenues during two years after its effectiveness. On December 1, 1999 the S.C. has issued Resolution No. 4,269/99, which established the S.C.'s final determination of the impact of the tariff restructuring as an excess in revenues of 18 million pesos, in currency units of that date, (which had previously been provisionally determined by the S.C. in 14 million pesos). In accordance with Resolution No. 18,968/99, the S.C.'s Resolution No. 4,269/99 also states that the S.C. will determine the form and time of implementation of the future rate reduction to compensate such excess revenues. The Company has filed an appeal for revision of this resolution, on the grounds that the calculation method used by the S.C. to determine the impact of the tariff restructuring established by Decree 92/97 has defects and should be challenged. As of the date of these financial statements, such appeal has not been resolved.

     In the opinion of the Company's Management and its legal counsel, the outcome of these issues could exclusively affect the maximum rates for future services that the Company is authorized to charge its customers regarding services, areas, or customers in which the government did not declare the existence of effective competition. Therefore, in the opinion of the Company's Management and its legal counsel the outcome of these issues will not have a negative impact upon the Company's financial position or a significant adverse effect on its results of operations.

11.  LAWSUITS AND CLAIMS

     Contingencies

     The Company is presently facing various proceedings and claims in the areas of labour, tax, regulatory compliance and other matters, all of which arise in the ordinary course of business. Such matters are subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. If information available prior to the issuance of our financial statements, considered on the basis of the opinion of the Company's legal counsel, indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of our financial statements, and the amount of the loss, or the range of probable loss can be reasonably estimated, then such loss is accrued and charged to operations. As of December 31, 2004, the amount recorded as reserves for contingencies is Ps. 271 million.

     The breakdown of the reserve for contingencies is as follows:

     Labour contingencies:

     The reserves for contingencies related to labour issues amounted to Ps. 160 million and Ps. 101 million as of December 31, 2004 and 2003, respectively. The charge for 2004 is mainly due to:

     i) probable losses of Ps. 64 million resulted from a significant increase of claims brought by employees during the fiscal year 2004 and related to salary differences. These claims and potential claims were considered probable taking into account certain recent judgments of Appeals courts that were adverse to the Company, and

     ii) new claims for alleged rights provided for in the labour law and related costs which amounted to Ps. 44 million, for which the Company considered it advisable to reach settlement agreements. The Company intends to defend its rights vigorously in whichever instances are necessary, should other similar material claims eventually arise in the future.

     In addition, in the current fiscal year, the reserve for contingencies decreased by approximately Ps.49 million, mainly due to payments related to the above-mentioned matters.

     Charges for fiscal year 2003 were not material.

     Other matters assessed as probable to incur losses in the future, related to:

          o    Joint and several liability with third parties

          o    Industrial labour accidents

          o    Illnesses

          o    Other severance payments

     Tax contingencies:

     The reserves for contingencies related to tax matters assessed as probable to lose amounted to Ps. 54 million and Ps. 36 million as of December 31, 2004 and 2003, respectively. The charge for 2004 includes Ps.12 million corresponding to new claims that were asserted in 2004 and potential other related claims considered probable, by certain Municipalities for joint liability of the Company with a third party.

     These tax issues are related to:

          o    Municipal taxes
          o    Provincial taxes

     Civil, commercial and other contingencies

     The reserve for contingencies related to civil, commercial, administrative, regulatory compliance and other matters assessed as probable to lose as of December 31, 2004 and 2003 amounts to Ps. 57 million and Ps. 85 million, respectively. The main decrease of Peso 31 million corresponds to the payment for a legal action concerning rescission of commercial agreements, for which an arbitral decision was reached during the current year. This amount was fully reserved as of December 31, 2003. The other matters relate to:

          o    Damages
          o    Regulatory compliance claims
          o    Other claims for rescission of commercial agreements

     a)   Labor lawsuits attributable to ENTel

     The Transfer Contract provides that ENTel and not Telefonica is liable for all amounts owing in connection with claims based upon ENTel's contractual and statutory obligations to former ENTel employees, whether or not such claims were made prior to the Transfer Date if the events giving rise to such claims occurred prior to the Transfer Date. However, using a theory of successor enterprise liability that they assert is based upon generally applicable Argentine labor law, certain former employees of ENTel have brought claims against Telefonica, arguing that neither the Transfer Contract nor any act of the National Executive Power can be raised as a defense to Telefonica's joint and several liability under allegedly applicable labor laws.

     In an attempt to clarify the issue of successor liability for labor claims, Decree No. 1,803/92 was issued by the National Executive Power. It states that various articles of the Work Contract Law of Argentina (the "Articles"), which are the basis for the foregoing claims of joint and several liability, would not be applicable to privatizations completed or to be completed under the State Reform Law. Although the issuance of Decree No. 1,803/92 should have been seen as favorable to the Company, it did not bring about a final solution to the above claims. In effect, in deciding a case brought before it, the Supreme Court of Justice upheld the provisions of the law and declared the Decree inapplicable.

     As of December 31, 2004, the claims filed against the Company including accrued interest and expenses with respect thereto totaled approximately 54 million pesos (in original currency). The Company has not booked an accrual for possible adverse judgments in such legal actions since: (a) in the Transfer Contract, ENTel has agreed to indemnify the Company in respect of such claims and (b) the Argentine Government has agreed to be jointly and severally liable with ENTel in respect of such indemnity obligations and has therefore authorized the Company to debit an account of the Government at Banco Nacion Argentina for any amount payable by the Company. Under the Debt Consolidation Law, ENTel and the Argentine Government may discharge their above-described indemnity obligations by the issuance to the Company of 16-year bonds. As of December 31, 2004 the Company has paid approximately 6.9 million pesos (in original currency) in cash for the above-mentioned claims. The Company initiated a claim for indemnification and reimbursement in connection with this matter. The case is being argued in court, and no ruling has yet been issued.

     Court decisions have followed the precedent laid down by the Supreme Court of Justice in the area of joint liability in labor matters mentioned in the second paragraph, criterion that the Company and its legal counsel consider that will apply to pending cases. Notwithstanding this and the instruments that may be used by the Argentine Government to reimburse the amounts that would be paid, given the obligation incurred by the Argentine Government in the List of Conditions and in the Transfer Contract, on the one hand, and on the basis of the opinion of the Company's legal counsel regarding the possible amount for which existing claims may be resolved, on the other, in the opinion of the Company's Management and its legal counsel the final outcome of the issue should not have a material impact on the Company's results of operations or financial position.

     b)   International Telecommunication Union Liability

     On July 29, 2003, Telefonica received a communication sent by the National Communications Commission ("CNC") requesting Telefonica and Telefonica Larga Distancia de Argentina S.A. ("TLDA S.A.") a company currently merged with the Company, to deposit 51 million pesos (that includes principal and interest as of July 31, 2003), which, according to such note, corresponds to the savings obtained, plus interest, by such companies as reductions in employers' social security contributions approved by Decree No. 1,520/98 and supplementary standards, that were applied to the salaries of such companies' personnel in the period April 1999 through June 2001. Pursuant to Resolution S.C. 18,771/99, these savings were to be applied to the execution of programs or promotional projects in the framework of the presidential initiative argentin@internet.todos, to be managed by the International Telecommunications Union (UIT). Telefonica both with respect to its own operations and as successor of the rights and obligations of TLDA S.A. has recorded a liability related to these savings for the outstanding principal, amounting to 21 million pesos (see note 3.1.j), which Telefonica understands is its total liability as of December 31, 2004. In the opinion of the Company's Management and its legal counsel, Telefonica has solid grounds to hold that this liability should not be considered in delinquency and so was reported to the CNC in a note dated August 13, 2003 in which it challenges the settlement made by such agency and a remanding of proceedings.

     c)   Fiber Optic Cables

     In December 2000, the Company was served with an ex officio assessment imposed by the Argentine Tax Authorities in relation to Income Tax for the fiscal years 1994 through 1999. Such adjustment was due to differences in the criterion used to calculate the depreciation of fiber optic cables. Whereas the Company applies a useful life of 15 years, the Argentine Tax Authorities proceeded to the assessment based on a useful life of 20 years. Having analyzed the issue, the Company appealed the assessment imposed by the Tax Authorities Argentina's Administrative Tax Court based on the Company's opinion that there are strong arguments against the Tax Authorities' assessment.

     However, in November 2004 the Argentine Administrative Tax Court entered a judgment against the Company forcing it to amend the tax returns referred to above. Additionally, the judgment repealed the penalties imposed by the Tax Authorities on the grounds that there were admissible elements in support of the figure of excusable error. Given that judgment recently entered against the Company, the Company has been compelled to pay an amount of 6 million pesos, in addition to 17 million pesos as punitive interest in December 2004 which have been charged to the Statement of Operations as definitive payment. So, in the Company's opinion this matter will not have any additional effects beyond these payments.

     Notwithstanding the above paragraph, and although the final resolution is subject to the contingencies inherent in any pending court judgment, the Company and its legal counsel are of the opinion that there are legal grounds for a successful appeal of the judgment entered against the Company and they have presented an appeal to have the judgment against the Company reviewed by the National Court of Appeals in Administrative Matters. As of the date of issuance of these financial statements, the Court has not ruled on this matter.

     d)   Other

     Consumidores Libres initiated a legal action against the Company, Telecom Argentina S.A., Telintar Argentina S.A. ("Telintar S.A") and the Federal Government. The object of this action is to declare the nullity, unlawfulness and unconstitutionality of all standards and rate agreements issued since the Transfer Contract, the Cooperative's object being to have the rates of the basic telephone service reduced and the amount supposedly collected in excess refunded, limiting them in such a way that the Licensees' rate of return should not exceed 16% per annum on the assets as determined in point 12.3.2 of the List of Conditions approved by Decree No. 62/90. Also, other points of the Company's contracting policy have been called into question.

     After analyzing the claim, the Company's legal counsel contested it, petitioning that it should be dismissed on the grounds that it fails to state a claim with a basis in law. The court of original jurisdiction ruled in the Company's favor, but this resolution was revoked by the Court of Appeals that resolved that the claim must not be dismissed but must be substantiated at the court of original jurisdiction. None of these courts have yet ruled on the substance of the claim. Through its legal counsel, the Company filed an appeal to the Supreme Court of Justice against the Appeal Court's resolution, which was denied. The Company subsequently filed an appeal of such denial with the Supreme Court of Justice and has also been rejected.

     In this scenario, on October 4, 2001, Court Room IV of the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires awarded a precautionary measure requested by the plaintiff ordering the Federal Government, the Company and Telecom Argentina S.A. "to refrain from applying the corrections set forth in Section 2 of the Agreements approved by Decree No. 2,585/91 until final judgment is rendered in the case", which meant that the rates could not be adjusted by the U.S. Consumer Price Index.

     The Company appealed such decision before the Argentine Supreme Court of Justice rejecting the arguments stated therein, which has been adversely determined as of the date of issuance of these financial statements.

     In the opinion of the Company's Management and its legal counsel, it is unlikely and remote that the resolution of this issue could have a negative effect on the results of the Company's operations or its financial position.

     12.  NEGOTIABLE OBLIGATIONS

As of December 31, 2004, there were nine negotiable obligations issues outstanding:

   ----------------------------------------------------------------------------------------------------------------------
        Issuance    Face Value (in    Term (in years)     Maturity Month/      Rate per annum (%)   Use of proceeds
       Month/Year     millions)                                 Year
   ----------------------------------------------------------------------------------------------------------------------
          05/98      U.S.$125.6              10                05/2008                9.125                 a)
   ----------------------------------------------------------------------------------------------------------------------
          06/02      U.S.$ 71.4               4                07/2006                9.875                 b)
   ----------------------------------------------------------------------------------------------------------------------
          08/03      U.S.$189.7               4                11/2007               11.875                 b)
   ----------------------------------------------------------------------------------------------------------------------
          08/03      U.S.$212.5 (d)           7                11/2010                9.125                 b)
   ----------------------------------------------------------------------------------------------------------------------
          08/03      U.S.$ 0.03 (c)           8                08/2011                 8.85                 b)
   ----------------------------------------------------------------------------------------------------------------------
          08/03      U.S.$134.6 (e)           8                08/2011                 8.85                 b)
   ----------------------------------------------------------------------------------------------------------------------
          05/04          $163.3 (f)           1                05/2005                 8.05                 b)
   ----------------------------------------------------------------------------------------------------------------------
          10/04          $134.8               1                10/2005                 8.25                 b)
   ----------------------------------------------------------------------------------------------------------------------
          10/04          $ 65.2               1.5              04/2006          Badlar + 2.40 (g)           b)
   ----------------------------------------------------------------------------------------------------------------------

     a)   Financing of investments in fixed assets in Argentina.

     b)   Refinancing of liabilities.

     c) On August 1, 2004 they were converted to U.S. dollars and started to accrue interest at a nominal rate of 8.85% per annum.

     d)   Net of U.S.$ 7.5 million repurchased during 2004.

     e)   Net of U.S.$ 13.5 million repurchased during 2004.

     f)   Correspond to bonds with zero coupon.

     g) Corresponds to notes with a variable interest coupon based on the BADLAR rate (average interest rate paid by private or public banks for deposits over 1 million pesos between 30 and 35 days) + 2.4% with a nominal annual minimum of 7% and a nominal annual maximum of 15%.

The prospectuses related to the issuance of these negotiable obligations describe the issuance conditions in detail. The main stipulations concern: a) commitment of the Company not to create liens, except certain permitted liens, over its present or future assets or revenues, unless the Company's commitments under the negotiable obligations meet certain requirements; b) conditions for the early redemption of the issuance and c) events of default whereby the note holders could accelerate the due dates, such causes being, among others, failure to pay on the securities, default on other debts in amounts equal to or exceeding U.S.$ 20 million, attachments which in the aggregate exceed U.S.$ 10 million, etc. On July 22, 2003, the meetings of the Company's noteholders approved the amendments to the terms and conditions of the notes issued in 1998 in order to delete substantially all the events of default and certain information requirements other than those related to nonpayment of principal and interest.

As of the date of issuance of these consolidated financial statements, in the opinion of the Company's Management, the Company has met all obligations arising from the agreements signed in connection with these issuances.

The Company issued negotiable obligations due in 2006 and 2008 under the Company's Global Program, of up to U.S.$ 1.5 billion or its equivalent and the commitments are those customary for this kind of transactions.

Issuance of Negotiable Obligations under the Program of December 2003

The shareholders' meeting held on December 19, 2003 approved the creation of a global program (the "Program") for the issuance of simple negotiable obligations not convertible into shares, denominated in pesos or in any other currency, with ordinary guarantee, in various series and/or successive tranches, either cumulative or non-cumulative, for a maximum outstanding amount of 1.5 billion pesos or its equivalent amount in other currencies, and delegated to the Board of Directors the power to set the remaining issue conditions and to decide to request or not authorization to quote such securities on the CNV and/or other foreign exchange markets.

On April 23, 2004, the Company's Board of Directors resolved to issue the LESEP ("Letras del Sector Privado") Class of Negotiable Obligations under the Program. Such issue took place on May 7, 2004, for a nominal amount of 163.3 million pesos, maturing in May 2005, with zero coupon and an annual 8.05% cut-off return.

On October 28, 2004, the Company proceeded to issue the Second Class of Negotiable Obligations for 200 million pesos under the above mentioned program. The issue comprises a Series A for an amount of 134.8 million pesos, with a 365-day term and an 8.25% annual interest rate and a Series B for an amount of
65.1 million pesos, with a 548-day term and a variable annual interest rate based on the BADLAR index plus 2.4% annual with a nominal 7% minimum per annum and 15% maximum per annum.

In addition, on December 13, 2004, the Company's Board of Directors approved the issuance of the Third Class of Negotiable Obligations under the Program for an amount of up to 250 million pesos in one or more Series.

On February 11, 2005 the Company issued 250 million pesos of negotiable obligations in two Series, the Fixed Rate Series at 365 days for 200 million pesos with a 8% nominal interest rate coupon and the Variable Rate series at 730 days for 50 million pesos with a variable interest rate coupon based on the Tasa Encuesta plus a spread of 2.5%, with a nominal annual minimum of 7% and a nominal annual maximum of 15%. The proceeds are to be applied to the re-financing of liabilities.

Offer to Exchange Negotiable Obligations

On May 20, 2002 the Board of Directors decided to launch an offer to exchange the full amount of the issue made in July 1999 for a principal amount of U.S.$100 million due July 1, 2002, hereinafter the "2002 Notes".

This exchange offer began on May 28, 2002, and for each U.S.$1,000 in principal in circulation of the 2002 Notes, the Company offered to exchange:

     o a principal amount of U.S.$ 850 for new notes to be issued at 9.875%, due July 1, 2006, hereinafter the "2006 Notes", plus
     o U.S.$ 100 in cash for all 2002 Notes included in valid tenders until June 21, 2002, plus
     o U.S.$ 50 in cash for all 2002 Notes in valid tenders made until June 13, 2002 (a date subsequently extended to June 18, 2002) as Early Tender Fee.

Holders making valid tenders of their 2002 Notes comprised 83.971% of the total value of the issue. As a result, the Company issued 2006 Notes for a total amount of U.S.$71,375,350 and paid U.S.$12.6 million in cash (of which U.S.$4.1 million corresponded to the Early Tender Fee). Subsequently, on maturity of the 2002 Notes, the Company proceeded to redeem the notes that were not exchanged by means of a payment of U.S.$ 16.03 million.

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

Furthermore, on June 21, 2002 a Meeting of Holders of 2008 Notes issued by the Company was held at which approval was given for the waiver of the right to demand accelerated maturity of the notes in the event of failure to pay any other class of notes issued under the same program, through an amendment to
Section 11 of the program issue terms and conditions. In consideration for this waiver the Company made a cash payment of U.S.$1 million.

On May 19, 2003, the Company's Board of Directors approved an offer to exchange outstanding negotiable obligations issued by the Company and by COINTEL for new negotiable obligations issued by the Company plus a cash payment:

a) Offer to Exchange the Company's Negotiable Obligations

The Company's negotiable obligations included in the exchange offer were the original amounts of those issued in November 1994 and in May 1998. On August 7, 2003, the Company issued new notes for a total amount of U.S.$ 189.7 million due in November 2007, and U.S.$ 220 million due in November 2010, respectively, and the Company paid U.S.$ 52.1 million in cash. Additionally the Company paid U.S.$
12.5 million as interest accrued to that date.

b) Offer to Exchange COINTEL's Negotiable Obligations

On August 7, 2003, the Company issued negotiable obligations for U.S.$ 148.1 million due in August 2011, and paid in cash the amount of U.S.$ 24 million and $4.6 million in exchange for COINTEL's negotiable obligations (Series A and Series B). In addition, the Company issued $0.1 million of negotiable obligations at 10.375% peso denominated notes due in August 2011 which on August 1, 2004 were converted into U.S. dollars and started to accrue interest at an annual nominal rate of 8.85% for COINTEL's Class B notes. Additionally, the Company transferred immediately COINTEL's notes which were acquired in this exchange offer to TISA in exchange for an equivalent reduction (U.S.$ 174 million) in TASA's short-term financial debt to TISA.

13.  FINANCING

As of December 31, 2004, Telefonica's unconsolidated current assets are lower than its unconsolidated current liabilities by 1,150 million pesos, the latter including approximately 34% (U.S.$ 200 million) of debt owed to the Company's indirect controlling company.

The Company's general financing policy is to cover future funds needs to continue its investment plan and repay short and long-term debt mainly with funds generated by the operations plus, if it is necessary, with bank loans and/or access to capital markets and possibly refinancing of indirect parent company loans.

As of December 31, 2003, the Company's short-term debt amounted to U.S.$ 637 million. At that time, the Company could not assure that it would be able to meet its current debt obligations at their maturity date. During 2004, as well as in prior periods, the Company managed to gradually reduce its short-term indebtedness through a combination of partial payments and short and long-term re-financing. As of December 31, 2004, the Company has been granted new short-term loans from local financial institutions in an amount of 120 million pesos. In addition, in May 2004, October 2004 and February 2005, the Company issued negotiable obligations for 163.3 million pesos, 200 million pesos and 250 million pesos (see note 12.), respectively, and expects to arrange for additional placements in the future. Those placements, in conjunction with internally-generated cash flows and possible re-financing options and/or other financing alternatives that the Company may consider will, in the opinion of Management, enable the Company to settle or successfully refinance the remaining balance of its short-term indebtedness.

In turn, in the months of July, August and September, 2004, TISA has re-financed liabilities in the amount of U.S.$150 million, now payable, in monthly installments maturing from January through December 2005 and has advised the Company that, as of the date of issuance of these financial statements, it was still assessing other financing alternatives for the Company including, if necessary, providing additional financing.

     -Long-term bank financing

The Company has borrowed long term funds from major financial institutions in an amount equivalent to 236 million pesos as of December 31, 2004. These funds have been borrowed under terms and conditions customary in this kind of transactions, which generally refer to the commitment not to encumber or grant security interests on its assets or on present or future revenues, other than certain permitted encumbrances or unless certain predetermined conditions are met.

Additionally, the Company uses other long-term bank credit lines to finance imports from different commercial banks.

     - Other financing - Related Parties

As of December 31, 2004, Telefonica and its controlled company owed, approximately 595 million pesos (about U.S.$ 200 million) to related parties, which mature until December, 2005 and accrue interest at one-month LIBOR plus a 5% per annum for Telefonica and a 9% per annum for Telinver S.A. (see note 6.1. related to the assignment of debt from Telinver S.A. to Telefonica). These agreements established the usual commitments for these kind of transactions, as well as clauses that establish that the creditor may accelerate the terms of the Company's payables ("events of anticipated maturity") if there are changes in the Company's equity, economic and financial situation that due to their adverse nature may affect the Company's capacity to comply with the obligations assumed in the agreements or if there are restrictions that may limit the capacity of the Company to repay its debts.

The related party creditors have advised the Company that until March 20, 2005, or in the case of debt maturing after that date, until the due date of the debt:
(i) the effects of the Public Emergency Law implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, in force shall not be considered by the creditors as an event of anticipated maturity; and (ii) the creditors shall not consider that, as of such date, loans have become immediately due and payable in accordance with the agreements.

Additionally, the loan agreements currently in effect additionally contain acceleration clauses that would be triggered in the event of certain court or out-of-court procedures being initiated in connection with claims exceeding a certain percentage of the Company shareholders' equity or one of its significant subsidiaries.

The Company has obtained a waiver in respect of procedures of this nature that were pending against the Company as of February 14, 2005, subject to a condition that no other debt be accelerated on similar grounds.

14.  PATRIOTIC BOND

In 2001, the Company signed a Patriotic Bond subscription commitment (bond issued by the Argentine Government) for a total amount of U.S.$ 30 million, which was completely paid in that month. This bond is denominated in U.S. Dollars, is made out to bearer, and is negotiable in local and foreign stock markets. The terms and conditions of the issue allow for the use of these securities to pay national taxes in the event of default to pay the principal and/or interest when due. Since January 2002 the National Government has not honored the payment commitments related to the interest coupons of that bond, the Company has proceeded to offset them against taxes. Although the Company has used the overdue principal and interest to settle its tax liabilities, as from October 2003 such offset feature has been suspended until completion of the voluntary exchange of Argentine Sovereign Debt Securities (Decree No. 493/04).

The Company has valued and disclosed its Patriotic Bond holdings taking into consideration what was said in the previous paragraph and the fact that the Argentine Government included it in the list of bonds eligible for sovereign debt restructuring (See Note 2.3.c).

Additionally, on February 23, 2005 the Company decided to accept the Argentine's sovereign debt restructuring process by tendering the Company's the Patriotic Bonds for the newly issued U.S.$ dollar discount bonds. The new bond has a nominal face value of approximately U.S.$8 million.


15.  PARENT COMPANY AND COMPANIES RELATED TO THE PARENT COMPANY

     15.1. COINTEL

     COINTEL is the controlling shareholder of the Company, as it holds approximately 64.8% of the capital stock as of December 31, 2004. COINTEL, therefore, has the votes required to prevail in shareholders' meetings. COINTEL owns class A shares representing 62.5% and 40.2 million class B shares representing 2.3%.

     In addition, on December 15, 2000, TESA acquired the majority interest of the capital stock of COINTEL. Consequently, TESA indirectly controls 98% of the voting rights of the Company's outstanding shares.

     On May 28, 2001 the National Executive Power issued Decree No. 677/01 which provides that any minority shareholder (that verifies the tenancy of stock as of the date of the decree) may demand that TESA make a purchase offer to the Company's minority shareholders, in which case, the controlling shareholder could make an acquisition statement of the Company's capital stock owned by third parties or make a tender offer of such company's shares. Such acquisition offers or statements may be carried out by providing an exchange option for controlling shareholders' listed shares. Should any of the above mentioned transactions be conducted, once the acquisition has been completed and the procedure established has been met, the Company would be automatically left outside the share public trading and listing system. However, the Company's negotiable obligations would still remain inside such system.

     In 1997, some of the common shareholders of COINTEL, who, as of the date of issuance of the financial statements, owned an 83.36% equity interest in COINTEL executed an agreement to regulate certain corporate decisions such as the dividend policy or preferential rights held by some of them (members of the consortium, as defined in the Transfer Contract, and its affiliates) to provide goods and services under terms equal or more favorable than those offered by third parties. The Company made certain transactions with COINTEL shareholders and companies related thereto including the services rendered by TESA (the "operator") and those rendered by third parties related to the shareholders of COINTEL (see note 15.3).

     15.2. COMMITMENTS RELATED TO TCP S.A.

     In July 1999, the Company provided to the Argentine Government for the benefit to TCP S.A. performance guarantees under the PCS licenses obligations in the amounts of U.S.$22.5 million individually and $45 million jointly with Telecom Argentina S.A. until December 31, 2001. As informed by TCP S.A., the duties arising from its PCS licenses have been complied with. Although the CNC has finished the technical review of the existing network, as of the date of issuance of these financial statements TCP S.A. has not started the release process in connection with the guaranties mentioned above, thus the Company is still subject to them. The outstanding performance guarantees denominated in foreign currency have been converted into pesos.

     15.3. OUTSTANDING BALANCES AND TRANSACTIONS WITH PARENT COMPANY AND RELATED COMPANIES (restated as described in note 2.2)

     During the years ended December 31, 2004, 2003 and 2002, the following transactions were made with the controlling shareholder of the Company and companies related to the parent, respectively in each of the following years:

                                                                    December 31,        December 31,     December 31,
                                                                        2004                2003             2002
                                                                  ---------------------------------------------------
                                                                                       (Loss) / Income
Management Fee
Telefonica S.A.- Sucursal Argentina                                         (68)                (86)             126

Net income (loss) from goods and services
TCP S.A.                                                                    140                 101              116
TDA S.A.                                                                     46                  38               32
Atento Argentina S.A. ("Atento S.A.")                                       (20)                (11)             (13)
Telefonica Ingenieria de Seguridad S.A.                                      (3)                 (4)              (4)
Telefonica Data USA                                                           -                  (1)              (3)
Telefonica S.A. - Sucursal Argentina                                         (6)                 (7)               -
Telefonica Procesos y Tecnologia de la Informacion                            -                  (3)              (1)
Terra Network Argentina S.A. ("Terra S.A.")                                  (1)                 (1)              (1)
Emergia Argentina S.A. ("Emergia S.A.")                                       4                   5                5
Telefonica Internacional Wholesales Services
 ("TIWS (Uruguay)"                                                            1                   2                -
Telefonica Sistemas S.A.                                                      -                   -               (1)
Adquira Argentina S.A. ("Adquira S.A.")                                       -                  (2)               -
Telefonica Gestion de Servicios Compartidos S.A.
 ("T-Gestiona S.A.")                                                          1                   -                -




C.P.T. Telefonica Peru                                                       12                  (1)              (7)
Television Federal S.A.                                                      (3)                 (4)              (1)
Communications Technologies Inc.                                             (1)                  -                -
Telefonica  Mundo                                                             -                  (2)               2
Telefonica Investigacion y Desarrollo                                        (1)                 (2)              (1)
Telefonica de Espana ("TESA")                                                 -                  (2)              (6)
Telefonica del Brasil                                                         1                   1                -
Telefonica Internacional Wholesales Services ("TIWS (Espana)")                1                   -                -
Pleyade S.A.                                                                                                       -
                                                                              1                   1                -
                                                                  ---------------------------------------------------
                                                                            172                 108              117
Net loss on financial charges
TCP S.A.                                                                      -                   -                2

Compania Internacional de Telecomunicaciones S.A. ("COINTEL")                 -                   -                2
Telefonica Holding de Argentina S.A.                                          -                   -                1
Atento                                                                        1                   1                -
TISA                                                                        (97)               (210)            (314)
                                                                  ---------------------------------------------------
                                                                            (96)               (209)            (309)
Purchases of good and services

Telefonica Procesos y Tecnologia de la Informacion S.A.                       -                   -               25
Telefonica Soluciones S.A.                                                   16                   -                -
Telefonica Ingenieria de Seguridad                                            1                   -                -
TDA S.A.                                                                      7                   7                -
                                                                  ---------------------------------------------------
                                                                             24                   7               25


     Balances of Telefonica and Telinver with the Operator (TESA) and other COINTEL shareholders and related companies as of December 31, 2004 and 2003 are:

                                      December 31, 2004   December 31, 2003
                                      -------------------------------------
    ASSETS

Trade receivables

CTC Mundo S.A.                                      -                     3
Emergia S.A.                                        -                     1
Katalyx Argentina S.A.                              -                     1
Communication Technologies Inc.                     7                     -
Adquira S.A.                                        -                     1
T-Gestiona S.A.                                     5                     -
TIWS (Espana)                                       1                     -
Television Federal S.A.                             2                     -
C.P.T. Telefonica  Peru                             9                     1
TIWS (Uruguay)                                      -                     1
                                      --------------------------------------
Total Trade receivables                            24                     8

Other receivables

TDA S.A.                                           18                    40
T-Gestiona S.A.                                     -                     4
Atento S.A.                                         4                     7
Telefonica Media Argentina S.A.
("Temarsa S.A.")                                    2                     2
TISA                                                1                     -
                                      --------------------------------------
Total Other receivables                            25                    53
TOTAL ASSETS                                       49                    61

    LIABILITIES                       December 31, 2004   December 31, 2003
                                      -------------------------------------

Trade Payables

TESA                                                2                     3
CTC Mundo S.A.                                      3                     -
Telefonica S.A. - Sucursal Argentina (1)           70                    76
Emergia S.A.                                       65                    68
Telefonica Procesos y Tecnologia de la
  Informacion                                       -                     4
Telefonica Servicios Audiovisuales                  1                     1
C.P.T. Telefonica Peru                              -                     1
TCP S.A.                                            1                     -
Television Federal S.A.                             1                     1
Telefonica DATA USA                                 1                     -
Telefonica Investigacion y Desarrollo S.A.          4                     5
Telefonica Soluciones S.A.                         16                     -
Telefonica Ingenieria de Seguridad                  1                     -
                                           --------------------------------
Total Trade Payables                              165                   159

Bank and Financial Liabilities
TISA (2)                                          595                 1,576
                                           --------------------------------
Total Bank and Financial Liabilities              595                 1,576


Other Payables
TESA                                               11                    10
TCP S.A.                                            -                    13
Telefonica S.A. - Sucursal Argentina                2                     2
                                           ------------------------------------
Total Other Payables                               13                    25

TOTAL LIABILITIES                                 773                 1,760

(1) Corresponding  to liabilities by management fee.

(2)  See note 13.


16.  RULES GOVERNING THE PROVISION OF BASIC TELEPHONE AND OTHER SERVICES

As from March 1992 and in compliance with its specific functions, the CNC, formerly known as National Telecommunications Commission ("CNT"), and the S.C. have regulated certain aspects related to the basic and international telephone services such as the procedure to make claims, contracting billing and service quality, some of which have been the object of appeals by the Company.

In the context of the transition to competition in telecommunications, the National Executive Power has issued the Decree No. 764/00 which repealed, among others, Resolutions No. 18,971/99 and No. 16,200/99 and approved the new Universal Service rules and regulations to promote the access to telecommunications services by customers either located in high-cost access or maintenance areas, or with physical limitations or special social needs. Such rules and regulations effective from January 1, 2001, establish that the deficit for the provision of these services by the Company will be through a "Universal Service Fund", to be financed by all telecommunications providers (including the Company) through the payment of 1% of total revenues for telecommunications services. As of the date of these financial statements, the S.C. has not yet ruled on the mechanism by which the Company should recover the cost incurred for rendering these services.

The supply of telecommunications services is governed by the regulations that the National Legislative Power and the agencies under the National Executive Power regulating such activities are empowered to issue. In addition, the Company is subject to the rules and regulations inherent to any business conducted at the National, Provincial and Municipal level according to the respective rules and regulations in each jurisdiction. In particular, telecommunications services are regulated by the S.C. and are supervised by the C.N.C. subject to the involvement, in certain cases, of the National Commission for the Defense of Competition and the Under Secretary of Consumers' Protection. The S.C. establishes the legal framework and the policies applicable. The C.N.C. applies the legal framework and the policies and supervises the telecommunications industry. The National Commission for the Defense of Competition enforces and supervises the regulations related to competition issues and to the Under Secretary of Consumers' Protection applies and supervises regulations related to competition and consumer protection.

Regulations governing the supply of telecommunications services enacted by the National Legislative Power as laws are enacted after the following process: submission of a bill, study and/or modification of such bill by the applicable legislative commissions, a favorable vote by both Houses of the National Congress and enactment of the bill into a law if no veto has been issued by the National Executive Power. At present there are various legislative initiatives of proposed legislation, including:

     o bills aimed at regulating all public utilities, based on the definition of utilities proposed (which includes the activities subject to regulation carried out by the Company) and establishing the manner in which concessions are granted as well as the possibility of revoking such concessions, imposing regulations in the area of tariffs such as, for instance, the prohibition of automatic tariff adjustment imposing an obligation to make investments as a condition to maintain the concession granted,
     o legislative bills aimed at regulating the utilities' ability to discontinue the supply of services to customers in arrears,
     o legislative bills aimed at establishing new municipal taxes, to name a few.

The Company is unable to foresee if, in the future, the legislative bills or other regulation to be proposed will be enacted into laws or in any other will become part of the regulatory framework that governs the Company's activities. Nor can the Company foresee if the original version of the proposals mentioned and/or future projects shall be amended or not, or if there will be amendments that may have a lesser or greater impact on the conditions and the framework in which the Company currently operates.

The financial statements consider the effects derived, and foreseen by Management derived from the regulations enacted as of the date of issuance of the financial statements. The effects of any new regulation that may be issued will be considered when they effectively come into force and become a part of the regulatory framework applicable to the Company's activities.

17.  Stock purchase program

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

The benefits under this program are contingent on the participants continued employment with the Telefonica group, i.e. they may not unilaterally and voluntarily terminate their employment with the group before the exercise date without losing the benefits under the program. Since the above benefits are granted by TESA directly, this program does not involve any expenditure to the Company. The options under the program corresponding to Telefonica and Telinver's personnel as of December 31, 2004 and 2003 total 2,254,954 and 2,504,580 respectively, involving a total amount of shares of 86,729 and 96,330 as of those dates.

On February 15, 2005 this program expired and no participant exercised their options because the price of TESA shares was below the reference value of 20.50 euros.

18.  RESTRICTED ASSETS

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

In October 2004, the Shareholders' Meeting of Intelsat Ltd. decided to sell 100% of its stock capital to "Zeus Holding Limited". In exchange for the sale, the shareholders of Intelsat Ltd. received U.S.$ 18.75 per share. In addition, on January 28, 2005, Intelsat informed that it has closed the transaction mentioned and shall proceed to the payment due on the sale of such shares according to the agreed conditions. The Company recognized the effects of the sale of Intelsat as of such date, without resulting in any material impact on the Company's results.

As of the date of issuance of these financial statements, the Company changed the pledge agreement to a cash collateral to maintain the guarantee of payment of liabilities arising in relation to the service. In the opinion of the Company's Management, the agreements mentioned in the preceding paragraphs will not have a significant effect on the Company's operations.


19.  BUSINESS SEGMENT INFORMATION

On the basis of the nature, production process, distribution method and differential regulations, for the purpose of the information requested by Professional Accounting Principles, the Company has identified two reportable segments: i) related to the Company's telecommunications activities, regulated by the S.C. and the CNC, and derived from the use of the network and related equipment: the supply of telecommunications services segment, which includes Telefonica's operations and ii) the publication of telephone directories (Yellow Pages) segment included in Telinver's operations.


                                  Basic Telephony         Yellow Pages         Consolidation
                                      Services              Services           Adjustments /            Total
                                                                             Reclassifications
                                                                                    (1)
                                  Dec-04       Dec-03   Dec-04     Dec-03     Dec-04    Dec-03     Dec-04    Dec-03
                                --------------------------------------------------------------------------------------
      Net revenues to
      unaffiliated customers       2,967       2,683        80         67        -          -      3,047     2,750
      Net intersegment
      revenues                        16          12         1          1      (17)       (13)         -         -
                                -------------------------------------------------------------------------------------
      Total Net Revenues           2,983       2,695        81         68      (17)       (13)     3,047     2,750

      Net (Loss) / Income             (5) (2)    394 (2)    (2)        11       (1)         -         (8)      405






      Depreciation and
      Amortization on fixed
      and intangible assets        1,140       1,304         4          5        -          -      1,144     1,309

      Investment on Fixed
      and Intangible Assets          439(3)      205         1          -       (1)         -        439(3)    205

      Total Assets                 7,416       8,209       123        114      (15)       (11)     7,524     8,312

      Total Liabilities            4,609 (2)   5,397 (2)   159        148      (14)       (11)     4,754     5,534

      Investments in equity
      method investees                 1           2         -          -        -          -          1         2

     (1)  Corresponding to elimination of intersegment balances and operations.
     (2) Net of the income and liabilities related to the Company's investment in Telinver.
     (3)  Includes 9 million of transfers from Inventory to Fixed assets.


20. DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND U.S. GAAP

     a)   Accounting principles followed by the Company

     The consolidated financial statements have been prepared in accordance with Argentine GAAP (except for the matter mentioned in note 2.2), which differ from generally accepted accounting principles of the United States of America.

     Differences between generally accepted accounting principles followed by the Company (see note 2.3) and generally accepted accounting principles in the United States ("U.S. GAAP") and their effect on net income /loss and on shareholders' equity are set forth in b) and c) below.

     b)   Description of differences between Argentine and U.S. GAAP.

     1.   Restatement of financial statements for general price-level changes

     According to currently effective Argentine GAAP, inflation adjustment mechanism is to be applied if certain conditions, to be assessed by the CPCECABA, are met.

     In August 1995, according to the then effective requirements of Argentine GAAP, the method of restatement of amounts into constant pesos was discontinued, due to the low levels of inflation at that time. However, from January 2002 and until February 28, 2003, the increase in the consumer price index and in the wholesale price index was 43.6% and 119.7%, respectively, and therefore, inflation accounting was reinstated under Argentine GAAP as from January 1, 2002 (see note 2.2). Also, under Argentine GAAP, the period August 1995 through December 2001 is considered to be a "stability period", because of the low level of increase in general prices during that period. Accordingly, the financial statements have not been restated for the effects of inflation during such period.

     As described in note 2.2, in 2002 the National executive Power repealed the provisions related to inflation adjustments; therefore, the CNV under Resolution No. 441/03 set forth that as from March 31, 2003 the restatement of financial statements in constant currency should be discontinued. The Company has followed the provisions of the CNV and prepared the financial statements recognizing the effects of inflation until February 28, 2003 (see note 2.2). In December 2003, the CPCECABA discontinued the application of the restatement for inflation as from October 2003. The effect on net income and shareholders' equity for the fiscal year ended December 31, 2003 as if restatement of inflation had been applied for the period March through September 30, 2003 is included in note 2.2.

     In accordance with generally accepted accounting principles applied by the Telefonica Group for purposes of the group's consolidated financial statements, Argentina did not meet the definition of a highly inflationary economy in 2002 and 2003. So, Telefonica, S.A. incorporates, for consolidation purposes, our balances without computing any inflation adjustments for the inflation experienced during 2002 and 2003. Consistent with our ultimate parent company's policies, and for our own U.S. GAAP reconciliation, we have elected not to use the alternative of maintaining the 2002 and 2003 inflation adjustment that the Securities and Exchange Commission provides for countries such as Argentina where local GAAP requires price-level adjustments. Therefore, we have included in our U.S. GAAP reconciliation an adjustment eliminating the effects of the restatement for inflation computed in the accompanying financial statements filed with the CNV for inflation during the fiscal years ended December 31, 2002 and for the period January - February 2003 (see c).

     2.   Restatement of financial statements for comparative purposes

     Under Argentine GAAP, amounts corresponding to prior fiscal years that are presented for comparative purposes are also restated for the inflation of the current year so as to allow for comparisons in constant Argentine pesos as described in note 2.2.

     For U.S. GAAP, amounts for prior fiscal years have been adjusted to eliminate such restatement and so are presented in nominal pesos (see c).

     3.   Capitalized interest

     Under Argentine GAAP, interest expense incurred on liabilities specifically identifiable to construction in progress is capitalized. For the portion of construction in progress not financed by specific liabilities, the Company assumes such expenditures are financed by any remaining liabilities (both interest and non-interest bearing) and shareholder's equity.

     Under U.S. GAAP, interest expense incurred on liabilities specifically identifiable to construction in progress is capitalized. For the portion of construction in progress not financed by specific liabilities, the capitalization rate applied to such excess is the weighted average of the rates applicable to other borrowings of the Company (see c).

     4.   Inventories

     Under Argentine GAAP, inventory is stated at the lower of either replacement/reproduction cost or estimated realizable value. Under U.S. GAAP, inventory is stated at the lower of cost or market. The Company determines cost principally on an average cost basis.

     5.   Income tax and tax on minimum presumed income

     Under Argentine GAAP, the Company records income tax by application of the deferred method, in accordance with the provisions of RT No. 17, as described in note 2.3.k).

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

     Under U.S. GAAP, the Company records income taxes using the method required by Statement of Financial Accounting Standards ("SFAS") No. 109 "Accounting for Income Taxes". Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts under U.S. GAAP of existing assets and liabilities and their respective tax bases. SFAS 109 requires companies to record a valuation allowance for that component of net deferred tax assets, including tax credits arising from minimum presumed income tax (together "tax assets"), which does not meet the "more likely than not" criterion for realization, based on the assessment of evidence established in U.S. GAAP rules. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date (see c).

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

     The reserve under U.S. GAAP as of 2004 was partially reversed, with charge to the Income Tax line in the U.S. GAAP Income Statement, as a result of the greater uncertainty in the operating and economic environment prevailing during that year. The potential consequences of that environment and conditions during 2002 and 2003 had caused management to be of the opinion that as of those year-ends, there was uncertainty about whether the company would be able to continue as a going-concern due to its financial and operating conditions as of that date. The portion of the reserve that has been reversed relates to the tax credit of minimum presumed income tax, which has a statue of limitation for its use of 10 years, while such period for income tax carryforwards is 5 years.

     6.   Regulation

     Telefonica provides telephone services in Argentina and therefore is subject to regulatory control. Rates for services are tariff regulated. Although changes in rates for services are to be authorized and computed based on applicable regulations (see note 10.), there is no fixed rate of return. Accordingly, the requirements of U.S. GAAP related to a business whose rates are regulated on the basis of its actual costs are not applicable to these consolidated financial statements.

     7.   Comprehensive Income

     The Company has not reported separately comprehensive income because there are no material differences between its net income and comprehensive income as defined by SFAS 130.

     8.   Revenue Recognition

     Under Argentine GAAP, the Company accounts in income/expense for installation revenue and related costs at the installation date. For US GAAP, SEC Staff Accounting Bulletin (SAB) 104 "Revenue recognition", which supersedes SAB 101 "Revenue recognition in Financial Statements", requires that i) installation revenues are not included in income of the period when the installation takes place but are deferred and amortized during the period representing the possible duration of the relationship with the customer, and ii) related costs are not charged to expense but capitalized and depreciated in a similar period.

     Revenue Arrangements with Multiple Deliverables

     EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. Specifically, this Issue addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. In applying this Issue, separate contracts with the same entity or related parties that are entered into at or near the same time are presumed to have been negotiated as a package and should, therefore, be evaluated as a single arrangement in considering whether there are one or more units of accounting. That presumption may be overcome if there is sufficient evidence to the contrary. This Issue also addresses how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. The guidance in this Issue is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company did not enter in revenue arrangements with multiple deliverables that were not separated into different units of accounting.

     9.   Accounting for Derivative Instruments and Hedging Activities

     In June 1998, The Financial Accounting Standards Board issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities". This statement establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the operations statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

     Under Argentine GAAP, the Company applies RT No. 20 issued by the FACPCE which provides for fair value valuation of derivative instruments as from January 1, 2003. See note 2.3.j).

     10.  Debt Refinancing Costs

     Under Argentine GAAP, material costs associated with the issuance of debt are deferred and charged to expense on a straight-line basis during the duration of the loan considering outstanding principal balances in the case of partially settled or restructured debt. However, U.S. GAAP EITF 96-19 specifies (see note 12) that if new debt is issued in exchange for old debt, and the new debt is not deemed to have substantially different terms than the old debt, any costs incurred with third parties directly related to the exchange are expensed as incurred, and SFAS 15 specifies that if new debt is issued in exchanges for old debt in a "troubled debt restructuring", any costs incurred with third parties directly related to the exchange are expensed as incurred and expenses related to outstanding principal balances are charged to expenses based on new terms of debt (see note 12.a.) (see c).

     11.  Capitalized exchange difference

     Under Argentine GAAP, when construction of work in progress extends over time, its value includes the cost of financing (interest and foreign exchange difference) the investment by third parties during the construction period until such time as the asset is ready to be used for an economic purpose.

     Under U.S. GAAP, foreign exchange differences are expensed as incurred (see c).

     12.  Devaluation effect

     Under Argentine GAAP, the effects of the devaluation of the Argentine peso on the valuation in Argentine pesos of the assets and liabilities were recognized in the fiscal year ended December 31, 2002.

     Under U.S. GAAP, the exchange rate effective as of the date of reopening of the exchange market (January 11, 2002) was used for the valuation in Argentine pesos of foreign currency assets and liabilities as of December 31, 2001 (see c).

     13. Accounting measurement of certain receivables and payables at their discounted value

     Under Argentine GAAP certain assets and liabilities are to be measured in currency based on the calculation of their discounted value. Minimum presumed income tax credits have been valued following this criterion. Under U.S. GAAP tax credits are recorded at the amount effectively paid (see 5 above).

     14.  Exchange offer transaction

     As described in note 12, the Company exchanged new notes of the Company for outstanding COINTEL notes. Pursuant to an agreement with TISA, the COINTEL notes were simultaneously transferred to TISA in exchange for a reduction in the Company's debt with TISA.

     Under Argentine GAAP, the issuance of the new Company notes is to be recorded at the amount of money received and, if the transaction takes place between unrelated parties and the notes are non-interest bearing or the interest rate is much lower than applicable market rates, the notes are recorded at discounted value at market rates. Since, according to a pre-existing agreement, the new Company notes were to be transferred to, and accepted by, TISA at face value for the settlement of an equivalent amount of the Company's debt with TISA, and the new TASA notes were issued at the same interest rate as the COINTEL notes and such interest rate is not considered by the Company to be much lower than market, under Argentine GAAP, the amount for which the exchange of debt was accounted for was equal to face value.

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

     15.  Accounting for certain investments in Debt

     As described in notes 2.3.c) and 14, the Company holds a bond with the Argentine Government ("Patriotic Bond"), that has been valued at its estimated recoverable value, recording an allowance for impairment as a result of the Argentine Government's decision to suspend the tender system for offsetting purposes against taxes and to include that bond on the list of eligible bonds for sovereign debt restructuring.

     Under Argentine GAAP, a security is impaired if its carrying amount is greater than its estimated recoverable amount. Impairment should be assessed at each balance-sheet date and impairment losses (as defined) should be recognized in net profit or loss currently. The carrying amount of a security may be adjusted for subsequent recoveries in fair value not to exceed impairment losses that were previously recognized. Such recoveries in fair value should be recognized in net profit or loss currently.

     Under U.S. GAAP, for individual securities classified as either available-for-sale or held-to-maturity, an enterprise shall determine whether a decline in fair value below the amortized cost basis is other than temporary. If the decline in fair value is judged to be other than temporary, the cost basis of the individual security shall be written down to fair value as a new cost basis and the amount of the write-down shall be included in earnings (that is, accounted for as a realized loss). The new cost basis shall not be changed for subsequent recoveries in fair value.

     16.  New accounting pronouncements (U.S. GAAP)

          a)   Consolidation of Variable Interest Entities

          In December 2003, the FASB issued a revision ("FIN 46R") to Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" (the "Interpretation"). FIN 46R clarifies the application of ARB No. 51 "Consolidated Financial Statements", to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN 46R requires the consolidation of those entities, known as variable interest entities ("VIEs"), by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity's expected losses, receives a majority of the entity's residual returns, or both.

          Among other changes, the revisions of FIN 46R (a) clarified some requirements of the original FIN 46, which was issued in January 2003,
          (b) eased some implementation problems, and (c) added new scope exceptions. FIN 46R deferred the effective date of the Interpretation for public companies, to the end of the first reporting period ending after March 15, 2004, except that all public companies must at a minimum apply the provisions of the Interpretation to entities that were previously considered "special - purpose entities" under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ended after December 15, 2003. The Company does not currently have any interests that it believes fall within the scope of FIN 46 or FIN 46R.

          b)   Accounting for Stock-Based Compensation

          In December 2004, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payments" or SFAS 123R. This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" to stock compensation awards issued to employees. Rather, SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award that is the requisite service period (usually the vesting period). SFAS 123R applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. SFAS 123R will be effective for the Company's fiscal year ending June 30, 2006. In the opinion of Company's management the adoption of this rule will not have an impact on net income and shareholder's equity.

          c)   Exchanges of nonmonetary assets

          In December 2004, the FASB issued Statement 153 "Exchanges of nonmonetary assets", that replaces the exception from fair value measurement in APB Opinion No. 29 "Accounting for Nonmonetary Transactions", for nonmonetary exchanges of similar productive assets with a general exception from fair value measurement for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. In the opinion of the Company's Management the adoption of this rule does not have an impact on net income and shareholders' equity.

     c) The following is a summary of the adjustments to net income/(loss) and shareholders' equity that would have been required had U.S. GAAP been applied instead of Argentine GAAP in the accompanying consolidated financial statements (amounts expressed in million of Argentine pesos):

                                                                             Dec-31-04       Dec-31-03       Dec-31-02
                                                                             -----------------------------------------
  Net (loss) / income according to the consolidated financial
  statements, Argentine GAAP in constant pesos                                     (8)             405         (3,411)

  Reversal of inflation restatement (see b.2)                                                                      23


  U.S. GAAP adjustments

  Increase (decrease) due to:
  Reversal of inflation restatement and monetary results (see b.1)                595              658         (1,353)
  Capitalized interest (a) (b) (see b.3)                                           (1)              (1)            (2)
  Deferred Revenues (see b.8)                                                       9               22             16
  Deferred income tax (see b.5) (c)                                                85              (35)           (71)
  Devaluation effect (see b.13)                                                     -                -          1,400
  Debt refinancing costs (see b.10)                                                 6               (4)           (13)
  Capitalized exchange differences (see b.12)                                       2                2            (12)
  Effective-rate interest expense (see b.14)                                      (10)              (5)             -
  Reversal of Recovery of Impairment of Patriotic Bond (see b.15)                  (4)               -              -
  Discounted value of assets (see b.5 and 13)                                       3                -              -
  Other (d) (see b.4)                                                               -                1            (31)
                                                                             -----------------------------------------

  Net income / (loss) in accordance with U.S. GAAP                                677            1,043         (3,454)
                                                                             =========================================


                                                                                             Dec-31-04       Dec-31-03
                                                                             =========================================


  Shareholders' equity, according to the consolidated financial statements,
  Argentine GAAP in constant pesos                                                               2,770          2,778


  U.S. GAAP adjustments
  Increase (decrease) due to:
  Reversal of inflation restatement and monetary results on (see b.1):

  --Fixed assets                                                                                (3,264)        (3,857)

  --Intangible assets                                                                              (22)           (26)

  --Trade payables                                                                                  37             39

   Capitalized interest (a) (b) (see b.3)                                                            3              4
   Deferred income tax and tax credits allowances (c) (see b.5)                                      -            (85)
   Deferred Revenues (see b.8)                                                                     (14)           (23)
   Capitalized exchange differences (see b.12)                                                      (8)           (10)
   Debt refinancing costs (see b.10)                                                               (11)           (17)
   Settlement of related-party debt (see b.14)                                                      76             86
   Reversal of Recovery of Impairment of Patriotic Bond (see b.15)                                  (4)             -
   Discounted value of assets (see b.5 and b.13)                                                     3              -
   Other (d) (see b.4)                                                                               1              1
                                                                                                 ---------------------
  Shareholders equity in accordance with U.S. GAAP                                                (433)        (1,110)
                                                                                                 ---------------------


(a) In the fiscal year ended December 31, 2004, December 31, 2003 and December 31, 2002 there was no additional gross interest capitalized for U.S. GAAP purposes.
(b) As of December 31, 2004 and 2003, the original value of the adjustment amounts to 33 and accumulated depreciation amounts to 30 and 29, respectively.
(c)  Deferred income tax adjustment according to U.S. GAAP:

                                                       Dec-31-04       Dec-31-03      Dec-31-02
                                                       -----------------------------------------
     U.S. GAAP adjustments to income:
        Capitalized interest                                  -              (1)             -
        Deferred revenues                                    (3)             (8)            (6)
        Debt refinancing costs                               (2)              1              5
        Capitalized exchange differences                     (2)             (1)             4
        Devaluation effect                                    -               -           (490)
        Effective-rate interest expense                       4               2              -
        Reversal of Recovery of Impairment of
        Patriotic Bond                                        1               -              -
        Other                                                 -              (1)            11
        Reversal of valuation allowance/valuation
        allowance                                            87             (27)           405
                                                       -----------------------------------------
        Total deferred income tax expense/income             85             (35)           (71)
                                                       -----------------------------------------

(d) In 2002, Other includes mainly: i) the adjustment for derivative instruments amounting to a loss of 30 and ii) the adjustment for inventories amounting to a loss of less than 1. Additionally in 2002, 2003 and 2004, includes certain other adjustments related to Telinver which either individually or in the aggregate do not exceed one million pesos.


                                                                       Dec-31-04            Dec-31-03        Dec-31-02
                                                                   -----------------------------------------------------
     (Loss) / Earnings per share (1):

     Amounts per consolidated financial statements in
     accordance with Argentine GAAP, in constant pesos (2)                (0.005)                0.23              (1.95)

     Reversal of inflation restatement                                         -                    -               0.01

     Amounts under U.S. GAAP (2)
     Net earning/(loss) per share                                          0.388                 0.60              (1.98)

     (Loss) / Earnings per ADS (1):

     Amounts per consolidated financial statements in
     accordance with Argentine GAAP, in constant pesos (2)                (0.046)                2.32             (19.54)
     Reversal of inflation restatement                                                                              0.13

     Amounts under U.S.GAAP (2)

     Net earning/(loss) per ADS                                             3.88                 5.97             (19.78)
                                                                   -----------------------------------------------------

     Number of shares subscribed, paid in and outstanding          1,746,052,429        1,746,052,429      1,746,052,429
                                                                   -----------------------------------------------------

(1) Diluted earnings per share and ADS is the same as earnings per share, as there are no outstanding options to purchase shares.
(2)  Amounts expressed in Argentine pesos.

     d)   Other significant U.S. GAAP disclosure requirements.

     The following represent additional financial statements disclosures required under U.S. GAAP.

     1)   Deferred income tax:

     The following table presents the components of the Company's deferred tax balance (based on a U.S. GAAP balance sheet)

                                                                                   Dec-31-04        Dec-31-03
                                                                                   --------------------------
          Deferred tax assets:
          Allowance for doubtful accounts                                                 47               73
          Contingencies and other nondeductible accruals and reserves                    155              155
          Income tax loss carryforward and tax credits                                   996            1,100
          Deferred Revenues                                                                5                8
          Debt refinancing costs                                                           4                6
          Foreign exchange loss deductible in future years                               108              162
          Reversal of Recovery of Impairment of Patriotic Bond                             1                -
          Derivative instruments                                                           6                9
                                                                                   --------------------------

                                                                                       1,322            1,513
                                                                                   --------------------------

          Valuation allowance                                                         (1,039)          (1,348)
                                                                                   --------------------------
                                                                                         283              165
                                                                                   --------------------------


                                                                                   Dec-31-04        Dec-31-03
                                                                                   --------------------------
          Deferred tax liabilities:
          Differences between tax and book basis of assets                               103              113
          Capitalized interest                                                             1                1
          Tax provision for employee terminations                                         14               13
          Settlement of related party debt                                                27               30
          Other                                                                            5                8
                                                                                   --------------------------
                                                                                         150              165
                                                                                   --------------------------
          Net deferred taxes                                                             133                -
                                                                                   --------------------------

                                                                                   Dec-31-04        Dec-31-03        Dec-31-02
                                                                                   ------------------------------------------------
     Income tax benefit (expense) at the statutory income tax rate in accordance
     with U.S.GAAP                                                                       205              377           (1,192)

     Permanent differences:
     Loss on equity investments                                                            -                1                -
     Reversal of allowance / allowance for deferred tax assets                          (309)(a)         (360)(a)        1,241(a)
     Non taxable earnings/Non deductible expenses                                         14               17               (2)
     Goodwill write-down                                                                   -                -                1
                                                                                   ------------------------------------------------

     Income tax (benefit) expense                                                        (90)              35               48
                                                                                   ------------------------------------------------

(a)  Net of increases and reversals of valuation allowance.

     2)   Loans to directors and employees:

     Loans to the Company's directors and employees were as follows:

                                                         Dec-31-04   Dec-31-03
                                                         ----------------------

        Balance in Argentine pesos                               1           1


     There were no loans to individuals in excess of U.S.$ 100,000.

     3)   Disclosures about fair value of financial instruments:

     U.S. GAAP requires disclosure of the estimated fair value of Company's financial instruments (see note 3.1.b and 3.1.j for disclosure of fair value of financial instruments). The following methods and assumptions were used to estimate the fair value of each class of financial instruments.

     The carrying amounts of cash, cash equivalents, marketable securities and current receivables and payables are considered to approximate fair value due to their short maturity.

     The fair value estimated by the Company of other instruments are as follows:


                                                        Dec-31-04   Dec-31-03
                                                        -----------------------

      Negotiable obligations (quoted prices)                2,758       2,538

      Negotiable obligations (carrying amounts)             2,597       2,498

     4)   Operating Leases

     The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2004:

                Year ending December 31:
                    2005                                                 18
                    2006                                                 14
                    2007                                                 11
                    2008                                                  7
                    2009                                                  1
                    Later years                                           3
                                                                         ---
                Total minimum payments required                          54
                                                                         ===

h) Balance sheet under U.S. GAAP. Condensed balance sheet determined under U.S. GAAP are presented as follows:

                                                     Dec-31-04       Dec-31-03
                                                    ---------------------------
                                                      Balance         Balance
                                                    Sheet under     Sheet under
                                                     U.S. Gaap       U.S. Gaap

              Cash                                          15              18

              Investments                                  259             336

              Trade receivables                            324             249

              Other receivables                             84             127

              Inventories                                    8              13

              Other assets                                   3               3
                                                    ---------------------------
              Current assets                               693             746

              Trade receivables                              4              12

              Other receivables                            162              31

              Investments                                    1              15

              Fixed assets                               3,441           3,479

              Intangible assets                             35              40
                                                    ---------------------------
              Non current assets                         3,643           3,577

              Total assets                               4,336           4,323
                                                    ---------------------------

              Trade payables                               466             425

              Bank and financial payables                1,209           1,982

              Payroll and social security taxes             80              73

              Taxes payable                                 95              78

              Other payables                                63              75

              Reserves                                       4               4
                                                    ---------------------------
              Current liabilities                        1,917           2,637

              Trade payables                               116              45

              Bank and financial payables                2,424           2,467

              Payroll and social security taxes             16              19

              Other payables                                29              46

              Reserves                                     267             219
                                                    ---------------------------
              Non current liabilities                    2,852           2,796

              Total liabilities                          4,769           5,433

              Shareholders' equity                        (433)         (1,110)
                                                    ---------------------------

              Total liabilities and
              shareholders' equity                       4,336           4,323
                                                    ---------------------------

i)   Statement of operations under U.S. GAAP

-  Other expenses, net

Under U.S. GAAP, certain items included in Other expenses, net, would have been computed from the line subtotal.

Under U.S. GAAP, exchange differences generated by operating assets and liabilities are classified as operating income.

Condensed consolidated statements of operations determined under U.S. GAAP are presented as follows:

                                          Dec-31-04     Dec-31-03     Dec-31-02
                                          --------------------------------------
Net revenues                                  3,060         2,773         2,435
Cost of services provided                    (1,488)       (1,412)       (1,444)
                                          --------------------------------------
Gross profit                                  1,572         1,361           991
Administrative expenses                        (323)         (314)         (328)
Selling expenses                               (199)         (161)         (353)
Exchange differences, net                         4            13           (75)
                                          --------------------------------------

Operating Income                              1.054           899           235
Income / (loss) on equity investments            (1)           (2)            2
Other expenses, net                               -             -             -
Financial (loss) income on assets                46           (56)          214
Financial income (loss) on liabilities         (512)          237        (3,857)
                                            ------------------------------------
Income (loss) before income
  tax and minority interest                     587         1,078        (3,406)
Income tax                                       90           (35)          (48)
                                            ------------------------------------
Net income (loss) for the year                  677         1,043        (3,454)
                                            ------------------------------------

j)   Supplemental cash flows information

In the accompanying statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash and cash equivalents.

The following supplemental condensed statements of cash flow information separately presents for the year 2002 the effect of inflation from operating, investing and financing activities. Information for the year 2003 is not presented because the effect of inflation was not significant. The Company discontinued inflation adjustment from February 28, 2003.

                                                              December 31, 2002
                                                              ------------------
Cash and cash equivalents at end of year                                    397
Cash and cash equivalents at beginning of year                              145

                                                              ------------------
Subtotal                                                                    252
Reversal of inflation restatement of
 cash at beginning of year                                                   78
                                                              ------------------
Decrease in cash and cash equivalents                                       330
                                                              ------------------

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS

Cash flows from operating activities                                        829
                                                              ------------------

Cash flows from investing activities:

Fixed assets purchases                                                     (133)
                                                              ------------------
Cash used in investing activities                                          (133)

                                                              ------------------

Cash flows from financing activities:

Net decrease in bank and financial liabilities                             (356)
Increase on intangible assets                                               (10)
                                                              ------------------
Cash used in financing activities                                          (366)
                                                              ------------------
Decrease in cash and cash equivalents                                       330
                                                              ------------------

k)   Business Segment Information

Under Argentine GAAP, segment information is to be disclosed considering valuation criteria under Argentine GAAP (see note 19).

Under U.S. GAAP, FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" that establishes the standards for reporting operating segment information. This standard requires reporting operating segment information based on the way that financial information prepared by the entity is organized for senior management for making operating decisions, evaluating performance and allocating resources. This financial information is prepared by the Company in historical amounts (not considering the restatement for inflation). Comparative information on earlier years on the same basis of segmentation must also be presented.

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

In accordance with SFAS No. 131, the Company has identified two reportable segments: i) The basic Telephony Service segment, that includes the operations of Telefonica de Argentina S.A. (local and long distance services) and ii) the Yellow pages and Call Center segment, that includes the operations of Telinver.

                                                                             Reconciliation
                                                  Basic                       to U.S. GAAP
                                                Telephony         Yellow      statement of
                                                 Services         Pages       operations(a)    Total(b)
                                                --------------------------------------------------------
December 31, 2004
Basic telephone service
     Measured service                               857             -               -              857
     Monthly  basic charges                         719             -               -              719
Special services                                    459             -               -              459
Installation charges                                 45             -               2               47
Public phones                                       188             -               -              188
Access charges                                      388             -               -              388
International long-distance service                 108             -               -              108
Direct lines                                         84             -               -               84
Other                                               117             7              13              137
Publishing telephone directories                      -            73               -               73
                                                -------------------------------------------------------
Net revenues to unaffiliated customers            2,965            80              15            3,060
Net intersegment revenues                            16             1             (17)               -
                                                -------------------------------------------------------

Total Net Revenues                                2,981            81              (2)           3,060
Operating income                                  1,163            16            (125)           1,054
Financial income on assets                           44             2               -               46
Financial expense on liabilities                   (491)          (16)             (5)            (512)
Loss on Equity investments                           (1)            -               -               (1)
Income Tax                                            -             5              85               90
Depreciation and Amortization                       567             2              (6)             563
Capital expenditures                                437             1              (1)             437
Total Assets                                      4,142           112              82            4,336
Investments in equity method investees                1             -               -                1

                                                                             Reconciliation
                                                  Basic                       to U.S. GAAP
                                                Telephony         Yellow      statement of
                                                 Services         Pages       operations(a)   Total(b)
                                                -------------------------------------------------------
December 31, 2003
Basic telephone service
     Measured service                               806             -               -              806
     Monthly  basic charges                         666             -               -              666
Special services                                    381             -               -              381
Installation charges                                 32             -              25               57
Public phones                                       180             -               -              180
Access charges                                      323             -               -              323
International long-distance service                 105             -               -              105
Direct lines                                         83             -               -               83
Other                                               105             -               -              105
Publishing telephone directories                      -            67               -               67
                                                -------------------------------------------------------
Net revenues to unaffiliated customers            2,681            67              25            2,773
Net intersegment revenues                            12             1            (13)                -
-                                               -------------------------------------------------------

Total Net Revenues                                2,693            68              12            2,773
Operating income                                    924            12             (37)             899
Financial income on assets                          (68)            1              11              (56)
Financial expense on liabilities                    262             4             (29)             237
Loss on Equity investments                           (2)            -               -               (2)
Income Tax                                            -             -             (35)             (35)
Depreciation and Amortization                       621             3               5              629
Capital expenditures                                184             -               -              184
Total Assets                                      4,340            97            (114)           4,323
Investments in equity method investees                2             -               -                2

                                                                            Reconciliation
                                                  Basic                      to U.S. GAAP
                                                Telephony        Yellow      statement of
                                                 Services        Pages       operations(a)    Total(b)
                                                ------------------------------------------------------
December 31, 2002
Basic telephone service
     Measured service                               722             -               -              722
     Monthly  basic charges                         641             -               -              641
Special services                                    306             -               -              306
Installation charges                                 30             -              44               74
Public phones                                       174             -               -              174
Access charges                                      225             -               -              225
International long-distance service                  73             -               -               73
Direct lines                                         71             -               -               71
Other                                                93             -               -               93
Publishing telephone directories                      -            56               -               56
                                                ------------------------------------------------------
                                                  2,335            56              44            2,435
Net intersegment revenues                             9             1             (10)              -
                                                ------------------------------------------------------

Total Net Revenues                                2,344            57              34            2,435
Operating income                                    432            (2)           (195)             235
Financial income on assets                          293            10             (89)             214
Financial expense on liabilities                 (5,248)         (103)          1,494           (3,857)
Income on Equity investments                          2             -               -                2
Income Tax                                            -             -             (48)             (48)
Depreciation and Amortization                       638             3              29              670
Capital expenditures                                181             -               -              181
Total Assets                                      4,950            93             (71)           4,972
Investments in equity method investees                4             -               -                4

(a) Includes elimination of intersegment charges and the computation of U.S. GAAP adjustments.
(b)  Consolidated amounts in accordance with U.S. GAAP.
(c) Includes elimination of spun-off businesses, elimination of intersegment charges and the computation of U.S. GAAP adjustments.


21.  OTHER FINANCIAL STATEMENT INFORMATION

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

                             AS OF DECEMBER 31, 2004

                 (amounts stated in millions of Argentine Pesos,
                       restated as described in note 2.2)



                                                                      Original value
                                       ----------------------------------------------------------------------------
                                         Amounts at                                                      Amounts at
                                         beginning        Increases         Net                          the end of
            Main account                   of year           (1)        retirements     Transfers          period
-------------------------------------------------------------------------------------------------------------------
 Land                                          117             -               -                -               117
 Buildings                                   1,740             -               -                -             1,740
 Switching equipment                         4,131             -               -               18             4,149
 Transmission equipment                      3,796             -               -               94             3,890
 Network installation                        7,543             -              (1)              17             7,559
 Telephones, switchboards and booths           626            24             (32)               8               626
 Furniture, software and office equipment    1,033             3               -               18             1,054
  Automobiles                                   27             6               -                -                33
 Construction in process                       215           293               -             (112)              396
 Materials                                      77           109(2)          (56)             (43)               87
 Prepayments to vendors                         10             2                -               -                12
                                       ----------------------------------------------------------------------------
 Total                                      19,315           437             (89)               -            19,663
                                       ============================================================================

                                                                              Depreciation
                                       ------------------------------------------------------------------------
                                                                                                                    Net book
                                        Accumulated                                                 Accumulated     value at
                                        at beginning    Useful life       For the                   at the end       the end
            Main account                  of year        (in years)       period      Retirements    of period      of perio
----------------------------------------------------------------------------------------------------------------------------
 Land                                            -            -                -              -              -           117
 Buildings                                     495           50               40              -            535         1,205
 Switching equipment                         3,301           10              256              -          3,557           592
 Transmission equipment                      2,488           10              282              -          2,770         1,120
 Network installation                        4,091           15              436             (1)         4,526         3,033
 Telephones, switchboards and booths           609            5               44            (32)           621             5
 Furniture, software and office equipment      964          1 - 3             67              -          1,031            23
 Automobiles                                    25            5                2              -             27             6
 Construction in process                         -            -                -              -              -           396
 Materials                                       -            -                -              -              -            87
 Prepayments to vendors                          -            -                -              -              -            12
                                       -------------------------------------------------------------------------------------
 Total                                      11,973                          1,127           (33)        13,067         6,596
                                       =====================================================================================

(1)  Capitalized interests in construction in process amounts to 8 million. See note 2.3.g).
(2)  Includes 9 million corresponding to assets transfered from inventories.

a)   Fixed Assets (Cont.)

                          TELEFONICA DE ARGENTINA S.A.

                             AS OF DECEMBER 31, 2003

                 (amounts stated in millions of Argentine Pesos,
                       restated as described in note 2.2)

                                                                       Original value
                                       ----------------------------------------------------------------------------
                                          Amounts at                                                     Amounts at
                                          beginning        Increases         Net                         the end of
            Main account                    of year           (1)        retirements     Transfers          year
-------------------------------------------------------------------------------------------------------------------
 Land                                          117             -               -                -               117
 Buildings                                   1,738             -              (2)               4             1,740
 Switching equipment                         4,142             -             (25)              14             4,131
 Transmission equipment                      3,686             -              (3)             113             3,796
 Network installation                        7,537             -               -                6             7,543
 Telephones, switchboards and booths           626            17             (20)               3               626
 Furniture, software and office equipment    1,000            17               -               16             1,033
 Automobiles                                    32             2              (7)               -                27
 Construction in process                       229           130               -             (144)              215
 Materials                                     103            21             (35)             (12)               77
 Prepayments to vendors                         11            (1)              -               -                 10
                                       ----------------------------------------------------------------------------
 Total                                      19,221           186             (92)              -             19,315
                                       ============================================================================

                                                                              Depreciation
                                       ----------------------------------------------------------------------
                                                                                                                   Net book
                                        Accumulated                                               Accumulated       value at
                                        at beginning    Useful life     For the                   at the end        the end
            Main account                  of year        (in years)       year     Retirements      of year         of years
----------------------------------------------------------------------------------------------------------------------------
 Land                                            -           -                 -            -             -              117
 Buildings                                     452          50                45           (2)           495           1,245
 Switching equipment                         2,989          10               337          (25)         3,301             830
 Transmission equipment                      2,169          10               322           (3)         2,488           1,308
 Network installation                        3,655          15               436            -          4,091           3,452
 Telephones, switchboards and booths           587           5                42          (20)           609              17
 Furniture, software and office equipment      861         1 - 3             103            -            964              69
 Automobiles                                    32           5                 -           (7)            25               2
 Construction in process                         -           -                 -            -              -             215
 Materials                                       -           -                 -            -              -              77
 Prepayments to vendors                          -           -                 -            -              -              10
                                       -------------------------------------------------------------------------------------
 Total                                      10,745                          1,285         (57)        11,973           7,342
                                       =====================================================================================

(1)  Capitalized interests in construction in process amounts to 8 million. See note 2.3.g).

a)   Fixed Assets (Cont.)


                          TELEFONICA DE ARGENTINA S.A.

                             AS OF DECEMBER 31, 2002

                 (amounts stated in millions of Argentine Pesos,
                       restated as described in note 2.2)

                                                                       Original value
                                       ----------------------------------------------------------------------------
                                         Amounts at                                                      Amounts at
                                         beginning       Increases     Retirements                       the end of
            Main account                  of year         (1)(2)          (3)           Transfers           year
-------------------------------------------------------------------------------------------------------------------
 Land                                          119             1              (3)               -               117
 Buildings                                   1,733             1              (4)               8             1,738
 Switching equipment                         4,063             -               -               79             4,142
 Transmission equipment                      3,410             -               -              276             3,686
 Network installation                        7,319             -               -              218             7,537
 Telephones, switchboards and booths           624            11             (17)               8               626
 Furniture, software and office equipment      948            16               -               36             1,000
 Automobiles                                    47             -             (15)               -                32
 Construction in process                       756           127              (3)            (651)              229
 Materials                                     115            22             (60)              26               103
 Prepayments to vendors                          9             2               -                -                11
                                       ----------------------------------------------------------------------------
 Total                                      19,143           180            (102)               -            19,221
                                       ============================================================================

                                                                              Depreciation
                                       -----------------------------------------------------------------------
                                                                                                                    Net book
                                       Accumulated                                                Accumulated       value at
                                       at beginning    Useful life     For the     Retirements    at the end        the end
            Main account                 of year        (in years)       year          (3)          of year         of  year
----------------------------------------------------------------------------------------------------------------------------
 Land                                           -            -                 -           -              -              117
 Buildings                                     405          50                48          (1)            452           1,286
 Switching equipment                         2,636          10               353           -           2,989           1,153
 Transmission equipment                      1,856          10               313           -           2,169           1,517
 Network installation                        3,214          15               441           -           3,655           3,882
 Telephones, switchboards and booths           556           5                47         (16)            587              39
 Furniture, software and office equipment      712         1 - 3             149           -             861             139
 Automobiles                                    47           5                 -         (15)             32               -
 Construction in process                         -           -                 -           -               -             229
 Materials                                       -           -                 -           -               -             103
 Prepayments to vendors                          -           -                 -           -               -              11
                                       -------------------------------------------------------------------------------------
 Total                                       9,426                         1,351         (32)         10,745           8,476
                                       =====================================================================================

(1)  Includes capitalized interests in construction in process amounts to 8. See note 2.3.g).
(2) Includes 29 in construction in process corresponding to the capitalized exchange differences. See note 2.3.g).
(3)  Includes 3 of real property intended for sale. See notes 2.3.e) and 3.1.e).

b)   Intangible Assets

                          TELEFONICA DE ARGENTINA S.A.

                             AS OF DECEMBER 31, 2004

                 (amounts stated in millions of Argentine Pesos,
                       restated as described in note 2.2)


-----------------------------------------------------------------------------------------------
                                                                   Original cost
                                               ------------------------------------------------
                                               At beginning of                        At end of
             Main account                            year            Increases          period
-----------------------------------------------------------------------------------------------
Licenses to use the Logo and trademarks               50                  -               50
Assignment of rights                                  22                  -               22
No competition clause                                  5                  1                6
Deferred expenses                                     75                  1               76
License (Frequencies)                                 59                  -               59
                                               ------------------------------------------------
Total                                                211                  2              213
                                               ================================================

--------------------------------------------------------------------------------------------------------
                                                                  Amortization
                                                  ------------------------------------------
                                                  At beginning       For the       At end       Net book
                Main account                         of year          period      of period       value
--------------------------------------------------------------------------------------------------------
Licenses to use the Logo and trademarks                 16                3             19            31
Assignment of rights                                    14                2             16             6
No competition clause                                    3                1              4             2
Deferred expenses                                       45                9             54            22
License (Frequencies)                                   51                2             53             6
                                                  ------------------------------------------------------
Total                                                  129               17            146            67
                                                  ======================================================

b)   Intangible Assets (cont.)

                          TELEFONICA DE ARGENTINA S.A.

                             AS OF DECEMBER 31, 2003

                 (amounts stated in millions of Argentine Pesos,
                       restated as described in note 2.2)

------------------------------------------------------------------------------------------------
                                                                   Original cost
                                                ------------------------------------------------
                                                At beginning of                        At end of
             Main account                             year            Increases          period
------------------------------------------------------------------------------------------------
Licenses to use the Logo and trademarks                 50                  -              50
Assignment of rights                                    22                  -              22
No competition clause                                    5                  -               5
Deferred expenses                                       56                 19              75
License (Frequencies)                                   59                  -              59
                                                ------------------------------------------------
Total                                                  192                 19             211
                                                ================================================

----------------------------------------------------------------------------------------------------------
                                                                          Amortization
                                                    ------------------------------------------------------
                                                    At beginning       For the       At end       Net book
                Main account                           of year          year        of year        value
----------------------------------------------------------------------------------------------------------
Licenses to use the Logo and trademarks                   12              4           16            34
Assignment of rights                                      12              2           14             8
No competition clause                                      3              -            3             2
Deferred expenses                                         29             16           45            30
License (Frequencies)                                     49              2           51             8
                                                    ------------------------------------------------------
Total                                                    105             24 (1)      129            82
                                                    ======================================================

(1) Includes 8 million corresponding to the total amortization of the portion of expenses related to the negotiable obligations exchanged on August 7, 2003 (See note 12) as mentioned in note 2.3.h).

b)   Intangible Assets (cont.)

                          TELEFONICA DE ARGENTINA S.A.

                             AS OF DECEMBER 31, 2002

                 (amounts stated in millions of Argentine Pesos,
                       restated as described in note 2.2)


---------------------------------------------------------------------------------------------------------------
                                                                          Original cost
                                                 --------------------------------------------------------------
                                                 At beginning of
                Main account                          year            Increases      Decreases   At end of year
---------------------------------------------------------------------------------------------------------------
Licenses to use the Logo and trademarks                 42                  8             -             50
Assignment of rights                                    22                  -             -             22
No competition clause                                    5                  -             -              5
Deferred expenses                                       39                 17             -             56
License (Frequencies) (1)                               70                  -           (11)            59
                                                 --------------------------------------------------------------
Total                                                  178                 25           (11)           192
                                                 ==============================================================

-----------------------------------------------------------------------------------------------------------------------
                                                                          Amortization
                                                   -------------------------------------------------------
                                                   At beginning       For the                     At end       Net book
                Main account                          of year           year       Decreases      of year       value
-----------------------------------------------------------------------------------------------------------------------
Licenses to use the Logo and trademarks                    9              3             -           12            38
Assignment of rights                                       9              3             -           12            10
No competition clause                                      2              1             -            3             2
Deferred expenses                                         22              7             -           29            27
License (Frequencies) (1)                                 24             28            (3)          49            10
                                                   --------------------------------------------------------------------
Total                                                     66             42            (3)         105            87
                                                   ====================================================================

(1) At end of year, original cost includes 46 corresponding to "Goodwill" which net book value amounts to zero (see note 2.3.h).

c) Investments in shares, securities issued in series and holdings in other companies

                          TELEFONICA DE ARGENTINA S.A.

                        AS OF DECEMBER 31, 2004 AND 2003

                 (amounts stated in millions of Argentine Pesos,
                       restated as described in note 2.2)

                                                                     2004                                     2003
                                     ------------------------------------------------------------------------------
                                                                   Number of     Inflation
                                     Class of    Face value of     shares or     adjusted      Book           Book
         Name and features            shares        shares         securities    cost (1)      Value          value
-------------------------------------------------------------------------------------------------------------------
Current assets: (1)

Other investments  (2)                   -            -                -            -             8            -
                                     ------------------------------------------------------------------------------
Total current                                                                                     8            -
                                     ------------------------------------------------------------------------------
Noncurrent assets: (3)

Other investments                        -            -                -            -             -           13
Subsidiaries and affiliates
   E-Commerce Latina S.A. (4)          Common       $1.0          12,000           33             1            2
                                     ------------------------------------------------------------------------------
Total noncurrent                                                                                  1           15
                                     ------------------------------------------------------------------------------
Total                                                                                             9           15
                                     ==============================================================================

(1)  See note 2.3.b).
(2)  See note 18.
(3)  See note 2.3.f).
(4) Financial Statements as of December 31, 2004 approved by E-Commerce Latina S.A.'s Board of Directors on February 2, 2005, with review report by Abelovich, Polano & Asociados dated February 2, 2005.

d)   Other investments

                          TELEFONICA DE ARGENTINA S.A.

                        AS OF DECEMBER 31, 2004 AND 2003

                 (amounts stated in millions of Argentine Pesos,
                       restated as described in note 2.2)

                                                     ------------------------
                                                     2004               2003
                                                     ------------------------
                     Main account and features              Book value
                                                     ------------------------
     Current investments:

        Foreign currency deposits (note 21.g)          247               330
        Local currency deposits                          -                 4
        Mutual funds                                     4                 2
                                                     ------------------------
     Total                                             251               336
                                                     ========================

e)   Allowance and accruals

                          TELEFONICA DE ARGENTINA S.A.

                        AS OF DECEMBER 31, 2004 AND 2003

                 (amounts stated in millions of Argentine Pesos,
                       restated as described in note 2.2)

                                                                   December, 2004
---------------------------------------------------------------------------------------------------------
                                                  Balance at                                     Balance
                                                  beginning                                     at end of
                Account                            of year       Increases      Decreases        period
---------------------------------------------------------------------------------------------------------
     Deducted from current assets:
     For doubtful accounts                              216          63(5)          (130)(1)          149
     For impairment in value and slow turnover            7           -               (4)               3
     For other receivables                                -           2                -                2
                                                  -------------------------------------------------------
                                                        223          65             (134)             154
     Deducted from noncurrent assets:
     For doubtful accounts                                8           2(5)             -               10
     For other receivables - Impairment of
     Patriotic Bond (6)                                  60           -               (4)(8)           56
     For other receivables
        - Deferred tax assets (3)                     1,258           -             (207)           1,051
                                                  -------------------------------------------------------
                                                      1,326           2             (211)           1,117
                                                  -------------------------------------------------------
        Total                                         1,549          67             (345)           1,271
                                                  =======================================================
     Included in current liabilities:
        Contingencies                                     3           4               (3)               4
                                                  -------------------------------------------------------
                                                          3           4               (3)               4
     Included in noncurrent liabilities:
        Contingencies                                   219         121              (73)             267
                                                  -------------------------------------------------------
        Total                                           222         125(4)           (76)             271
                                                  =======================================================

                                                                   December, 2003
---------------------------------------------------------------------------------------------------------
                                                  Balance at                                     Balance
                                                  beginning                   Decreases         at end of
                      Account                      of year      Increases        (2)               year
---------------------------------------------------------------------------------------------------------
     Deducted from current assets:
     For doubtful accounts                              380          66(5)        (230)(1)            216
     For impairment in value and slow turnover            7           -              -                  7
                                                  -------------------------------------------------------
                                                        387          66           (230)               223
     Deducted from noncurrent assets:
     For doubtful accounts                               25           -            (17)(1)              8
     For other receivables - Impairment of
     Patriotic Bond (6)                                   -          60              -                 60
     For other receivables - Deferred tax
     assets (3)                                       1,660           -           (402)             1,258
                                                  -------------------------------------------------------
                                                      1,685          60           (419)             1,326
                                                  -------------------------------------------------------
        Total                                         2,072         126           (649)             1,549
                                                  =======================================================
     Included in current liabilities:
        Contingencies                                     3(7)        3             (3)                 3
                                                  -------------------------------------------------------
                                                          3           3             (3)                 3
     Included in noncurrent liabilities:
        Contingencies                                   160          60             (1)               219
                                                  -------------------------------------------------------
        Total                                           163          63(4)          (4)               222
                                                  =======================================================


(1) In 2004 and 2003, includes 85 million and 79 million, respectively, of recovered doubtful accounts.
(2)  Include the monetary gain effect on balances.
(3)  See note 2.3.k).
(4) In 2004 and 2003, includes 103 million and 34 million in Other expenses net and 22 million and 29 million in Financial income/loss on liabilities in the statement of operations.
(5)  Included in selling expenses in the statements of operations.
(6)  See notes 2.3.c) and 14.
(7)  In 2003, net of 1 million in Other receivables.
(8) Includes a loss of 1 million disclosed under "holding and financial income/(loss) on assets - exchange differences" in the Statements of Operations.

e)   Allowance and accruals

                          TELEFONICA DE ARGENTINA S.A.

                             AS OF DECEMBER 31, 2002

                 (amounts stated in millions of Argentine Pesos,
                       restated as described in note 2.2)

                                                                  December 31, 2002
---------------------------------------------------------------------------------------------------------
                                                  Balance at                                   Balance
                                                  beginning                    Decreases      at end of
                      Account                      of year       Increases        (1)            year
---------------------------------------------------------------------------------------------------------
     Deducted from current assets:
     For doubtful accounts                              621         232            (473)              380
     For impairment in value and slow turnover           15           -              (8)                7
                                                  -------------------------------------------------------
                                                        636         232            (481)              387
     Deducted from noncurrent assets:
     For doubtful accounts                               93          -              (68)               25
     For other  receivables - Deferred tax
     assets (2)                                          21       1,639                -            1,660
                                                  -------------------------------------------------------
                                                        114       1,639             (68)            1,685
                                                  -------------------------------------------------------
        Total                                           750       1,871            (549)            2,072
                                                  =======================================================
     Included in current liabilities:
        Contingencies                                     6           3              (6)                3
                                                  -------------------------------------------------------
                                                          6           3              (6)                3
     Included in noncurrent liabilities:
        Contingencies                                   195          84            (119)              160
                                                  -------------------------------------------------------
        Total                                           201          87            (125)              163
                                                  =======================================================

(1)  Includes the monetary gain effect on balances.
(2)  See note 2.3.k).

f)   Cost of services provided (1)

                          TELEFONICA DE ARGENTINA S.A.

              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

                 (amounts stated in millions of Argentine Pesos,
                       restated as described in note 2.2)

                                                       December-04        December-03         December-02
                                                       ---------------------------------------------------
Inventories at beginning of year                              20                  22                 54

Purchases                                                     24                  24                 17

Transfers (2)                                                 (9)                  -                  -

Operating expenses (note 21.h)                                25                  20                 22

Holding (losses)/gains                                         -                   -                (17)

                                                       ---------------------------------------------------
      Subtotal                                                60                  66                 76

Inventories at end of period                                 (11)                (20)               (22)
                                                       ---------------------------------------------------
      Total (note 3.1.k)                                      49                  46                 54
==========================================================================================================

(1)  Includes cost of telephone directories and telephone equipment.
(2)  Assets transfered to fixed assets.

g)   Assets and liabilities in foreign currency

                          TELEFONICA DE ARGENTINA S.A.

                        AS OF DECEMBER 31, 2004 AND 2003

                 (amounts stated in millions of Argentine Pesos,
                       restated as described in note 2.2)

                                                      2004                                              2003
                               ------------------------------------------------------------------------------------------------
                                Amount in
                                  units of                                         Amount in units
                                  foreign                            Book value       of foreign                Book value
                                currency (2)              Exchange   in millions     currency (2)               in millions
                               (in millions)   Currency     rate      of pesos      (in millions)    Currency    of pesos
                               ------------------------------------------------------------------------------------------------
ASSETS

Current assets
   Cash and Banks                     -         U.S.$     2.979000         1               -           -                -

   Investments
     Foreign currency deposits       83         U.S.$     2.979000       247             112          U.S.$           330
     Other investments                3         U.S.$     2.939000         8               -           -                -
   Trade receivables                 10         U.S.$     2.979000        31              11          U.S.$            33
                                      2         SDR        4.61015         9               2          SDR               8

   Other receivables
      Related Companies               3         U.S.$     2.979000         8              10          U.S.$            30
      Granted Guarantees              -            -             -         -               1          U.S.$             3
      Financial prepayments           4         U.S.$     2.979000        10               4          U.S.$            11
      Prepayment to vendors (1)       -         U.S.$     2.979000         1               3          U.S.$            10
                                      -            -             -         -               1          BRL               1
                                      3         EURO      4.059200        12               3          EURO             12
      Financial Instruments           -         U.S.$     2.979000         1               -          U.S.$             1
      Other                           -            -             -         -               1          U.S.$             2
                               ------------------------------------------------------------------------------------------------
     Total current assets                                                328                                          441
                               ------------------------------------------------------------------------------------------------
Noncurrent assets
  Investments
     Other investments                -            -             -         -               4          U.S.$            13

  Other receivables
      Patriotic Bond (3)             10         U.S.$     2.979000        28               8          U.S.$            22
      Financial Instruments           1         U.S.$     2.979000         3               1          U.S.$             2
      Other                           -            -             -         -               -          U.S.$             1
                               ------------------------------------------------------------------------------------------------
    Total noncurrent assets                                               31                                           38
                               ------------------------------------------------------------------------------------------------
    Total assets                                                         359                                          479
                               ================================================================================================

LIABILITIES

Current liabilities
   Trade payables                    39         U.S.$     2.979000       118              40          U.S.$           116
                                      1         SDR       4.611015         4               3          SDR              13
                                      2         EURO      4.059200         8               2          EURO              8
                                      -            -             -         -               -         (pound)            2

   Bank and financial payables      242         U.S.$     2.979000       721             658          U.S.$         1,930
                                      2         EURO      4.059200         8               2          EURO              8
                                  1,103         (Y)       0.029141        32           1,111          (Y)              30
  Other payables
      Related Companies               -            -             -         -               -          U.S.$             1
                                      3         EURO      4.059200        12               3          EURO             10
      Financial Instruments           3         U.S.$     2.979000        10               4          U.S.$            13
                               ------------------------------------------------------------------------------------------------
      Total current liabilities                                          913                                        2,131
                               ------------------------------------------------------------------------------------------------
Noncurrent liabilities
   Bank and financial payables      738         U.S.$     2.979000     2,199             784          U.S.$         2,298
                                     17         EURO      4.059200        70              19          EURO             71
                                  5,704         (Y)       0.029141       166           6,742          (Y)             184

   Other payables
     Financial Instruments            1         U.S.$     2.979000         4               7          U.S.$            20
                               ------------------------------------------------------------------------------------------------
     Total noncurrent liabilities                                      2,439                                       2,573

                               ------------------------------------------------------------------------------------------------
     Total liabilities                                                 3,352                                       4,704
                               ================================================================================================

(1) Includes 12 million and 10 million, in 2004 and 2003, respectively, corresponding to prepayment to vendors for purchases of fixed assets.
(2)  Includes figures less than 1 million in foreign currency.
(3)  See note 3.1.c)

U.S.$:     U.S. dollars        EURO:    European Currency
(Y):       Yens                SDR:     Special Drawing Rights
(pound):   Pounds              BRL:     Brazilian Reals

h) Expenses incurred

                          TELEFONICA DE ARGENTINA S.A.

              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

                 (amounts stated in millons of Argentine Pesos,
                       restated as described in note 2.2)

                                                                      2004                                        2003         2002
-----------------------------------------------------------------------------------------------------------------------------------
                                          OPERATING EXPENSES
----------------------------------------------------------------
           ACCOUNT                      TELECOMMU-   TELEPHONE    ADMINIS-    SELLING     OTHER
                                        NICATION    DIRECTORIES   TRATIVE     EXPENSES   EXPENSES
                                        SERVICES                  EXPENSES                 NET        TOTAL       TOTAL       TOTAL
-----------------------------------------------------------------------------------------------------------------------------------

Salaries and social security taxes         289           10          58          52          -         409          359         431
Other Payroll expenses                       2            1           7           -          -          10            9           9
Fixed assets depreciation                1,054            -          61          12          -       1,127        1,285       1,351
Fees and payments for services             325            8         136          55          -         524          471         538
Advertising                                  -            2           -          63                     65           37          28
Directors' and statutory auditors'
  fees                                       -            -           7           -          -           7            4           3
Insurance                                    -            -          12           -          -          12           13          15
Material consumption and other
  expenditures                              60            -           4           7          -          71           58          85
Management fee                              61            -           7           -          -          68           86         126
Transportation                              16            1           -           1          -          18           14          17
Taxes                                       41            -           2          17          -          60           47          49
Rentals                                     34            2           4           1          -          41           50          87
Commissions                                  -            -           -          22          -          22           22          29
Allowance for doubtful accounts              -            -           -          65          -          65           66         232
Recovery of doubtful accounts (2)            -            -           -        (105)          -       (105)         (79)          -
Net book value of fixed
  assets retired                             -            -           -           -          -           -            -           6
Intangible assets amortization (1)           5            -           3           -          -           8            8          35
Employee terminations                        -            -           -           -         37          37           42          53
Tax on checking account credits
  and debits                                 -            -          32           -          -          32           29          46
Other                                        -            1           1           -        100         102           31          94
                                        -------------------------------------------------------------------------------------------
   Total December 31, 2004               1,887           25         334         190        137       2,573
                                        ===========================================================================================
   Total December 31, 2003               1,946           20         352         163         71                    2,552
                                        ===========================================================================================
   Total December 31, 2002               2,181           22         436         442        153                                3,234
                                        ===========================================================================================

(1) Not including 9 million, 16 million and 7 million in 2004, 2003 and 2002, respectively, corresponding to depreciation of deferred expenses, which are exposed in financial income in the statement of operations.
(2) In 2004, includes 20 million corresponding to collections from customers written off as of December 31, 2003