Form 20-F
period 2005-12-31
TELEFONICA OF ARGENTINA INC
filed 2006-05-11
CIK 914242

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                      to

Commission file number: 001-12796

TELEFÓNICA DE ARGENTINA S.A.

(Exact name of Registrant as specified in its charter)

Telefónica of Argentina Inc.

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

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes    ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes    ☒ No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes    ☐ No

Indicate by check mark if the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐            Accelerated filer ☐            Non- accelerated filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17    ☒ Item 18

If this report is an annual, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes    ☒ No

FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS

This annual report on Form 20-F (the “Annual Report”) contains certain “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, which are based largely on the expectations of Telefónica de Argentina S.A. (the “Company”, “we” or “us”). Such forward-looking information is subject to risks and uncertainties that could significantly affect both our expectations and actual results. Actual results could differ materially from these forward-looking statements as a result of foreseen and unforeseen factors. There can be no assurance that events anticipated in any forward-looking statement will occur. Some of these forward-looking statements include forward-looking phrases such as “anticipates”, “believes”, “could”, “estimates”, “expects”, “foresees”, “intends”, “may”, “should” or “will continue”, or similar expressions or the negatives thereof or other variations on these expressions, or similar terminology, or discussions of strategy, plans or intentions. These statements also include descriptions in connection with, among other things:

•	the renegotiation of our contract with the Argentine government and the future regulatory framework;

•	anticipated revenues, capital expenditures, future cash flows and financing requirements;

•	the economic and political developments in Argentina (including the effects of the devaluation and any future restrictions on payments abroad that may affect us);

•	the effect of inflation and currency volatility on our financial condition and results of operations;

•	the implementation of our business strategy;

•	descriptions of new services and anticipated demand for services and other changes in rates and tariff regulations and charges for telecommunication services;

•	descriptions of the expected effects of our competitive strategies and descriptions of the effect of the liberalization of the Argentine telecommunications industry; and

•	the impact of actions taken by our competitors and other third parties, including courts and other governmental authorities.

Such statements reflect our current views regarding future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that forward-looking statements may express or imply, for example:

•	the current economic stability in Argentina;

•	our contract renegotiation process with the Argentine government;

•	actions of creditors who did not participate in Argentina’s debt exchange offer;

•	changes in inflation;

•	the devaluation and volatility of the Argentine peso;

•	changes in financial regulation;

•	changes in telecommunications regulation;

•	revocation of our license to provide telecommunications services; and

•	the outcome of pending legal claims against us.

Some of these factors are discussed in more detail in this Annual Report, including under Item 3: “Key Information—Risk Factors”, Item 4: “Information on the Company” and Item 5: “Operating and Financial Review

and Prospects.” If one or more of these risks or uncertainties affects future events and circumstances, or if underlying assumptions do not materialize, actual results may vary materially from those described in this Annual Report as anticipated, believed, estimated or expected. We have no plans to update any industry information or forward-looking statements set out in this Annual Report and have no obligation to update any such statements.

PRESENTATION OF FINANCIAL INFORMATION

Our audited financial statements as of December 31, 2005 and 2004 and for the fiscal years ended December 31, 2005, 2004 and 2003, and the notes thereto (the “Annual Financial Statements”) are set forth on pages F-1 through F-65 of this Annual Report.

Deloitte & Co. SRL (“Deloitte”), Member Firm of Deloitte Touche Tohmatsu, were engaged as our independent financial auditors up to the fiscal year ended December 31, 2004.

On March 3, 2005, we replaced Deloitte with Pistrelli, Henry Martin y Asociados S.R.L., Member Firm of Ernst & Young Global (“Ernst & Young”) to act as independent auditors for the fiscal year ended December 31, 2005. This decision was ratified at our shareholders’ meeting on April 28, 2005.

Our Annual Financial Statements as of and for the fiscal year ended December 31, 2005 included in this Annual Report were audited by Ernst & Young. Ernst & Young’s audit report dated May 9, 2006 and is included in this Annual Report.

Our Annual Financial Statements as of December 31, 2004 and for the fiscal years ended December 31, 2004 and 2003 included in this Annual Report were audited by Deloitte. Deloitte’s audit report dated May 9, 2006 is also included in this Annual Report.

In this Annual Report, references to “$”, “U.S.$”, “U.S. dollars” and “dollars” are to United States dollars and references to “Ps.” or “pesos” are to Argentine pesos. References to “euro” or “€” are to the currency of the European Economic and Monetary Union and references to “¥” or “yen” are to Japanese yen. Percentages and some currency amounts in this Annual Report were rounded for ease of presentation.

Unless otherwise indicated, our balance sheets and income statements use the exchange rate as of each relevant date or period-end quoted by Banco de la Nación Argentina (“Banco Nación”). In the case of U.S. dollars, the Banco Nación quotes for such exchange rates were Ps.1.00 per U.S.$1.00 until December 23, 2001. From December 24, 2001 to January 10, 2002, the exchange market was officially suspended. On January 10, 2002, the Argentine government established a dual exchange rate system. The exchange rate in the free market began to float for the first time since April 1991. On January 10, 2002, the free market rate was Ps.1.70 per U.S.$1.00, while the official market rate was Ps.1.40 per U.S.$1.00. On February 8, 2002, the Argentine government repealed the dual exchange rate and, since February 11, 2002, Argentina has had one freely floating exchange rate for all transactions. As of December 31, 2005, the only exchange market available was the free market and the quotation was Ps.3.03 per U.S.$1.00 and as of May 5, 2006 the exchange rate was Ps.3.04 per U.S. dollar. The reader should not construe the translation of currency amounts in this Annual Report to be representations that the peso amounts actually represent U.S. dollar amounts or that any person could convert the peso amounts into U.S. dollars at the rate indicated or at any other exchange rate. See Item 3: “Key Information—Selected Financial Data—Exchange Rate Information.”

Fiscal year-end change: On September 18, 2001, the shareholders held a Special Shareholders’ Meeting and approved an amendment to our bylaws to change our fiscal year-end from September 30 to December 31 of each year. On September 14, 2001, the Comisión Nacional de Comunicaciones (the “National Communications Commission” or “CNC”) issued Resolution No. 1,322 authorizing us to change our fiscal year-end date. As a result, we had a three-month fiscal year ended December 31, 2001.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE.

Not applicable.

ITEM 3.	KEY INFORMATION.

A. Selected Financial Data.

The following tables set forth our selected consolidated financial and operating information for the fiscal years ended December 31, 2005, 2004, 2003 and 2002, the three-month fiscal year ended December 31, 2001, the unaudited three-month period ended December 31, 2000 and the fiscal year ended September 30, 2001, and should be read in conjunction with, and are qualified in their entirety by reference to, the Annual Financial Statements and Item 5: “Operating and Financial Review and Prospects.” The financial information presented as of the fiscal year ended December 31, 2003 and as of and for the fiscal year ended December 31, 2002, the three-month fiscal year ended December 31, 2001 and the fiscal year ended September 30, 2001, which have been included in the selected financial and operating information for comparative purposes, were derived from our audited financial statements that are not included in this Annual Report. The financial information as of and for the three-month period ended December 31, 2000 were derived from unaudited financial statements, that are not included in this Annual Report and have been included in the Selected Financial and Operating Information for comparative purposes.

We maintain our financial books and records and publish our financial statements in pesos and prepare our financial statements to conform to generally accepted accounting principles in effect in the City of Buenos Aires, Argentina as issued by the Consejo Profesional de Ciencias Económicas de la Cuidad Autónoma de Buenos Aires (“CPCECABA”) and Comisión Nacional de Valores (the National Securities Commission, or “CNV”) rules. Accounting rules issued by the CNV may differ from time to time in the treatment of specific matters from CPCECABA rules which are professional accounting rules. This Annual Report sometimes refers to those professional accounting principles as “Argentine GAAP.” The financial statements included in this Annual Report have been prepared according to Argentine GAAP, with the exception of the application of inflation accounting for the period of 2003, as required by the CNV and legal regulations. Argentine GAAP differs from generally accepted accounting principles in the United States (“U.S. GAAP”). For example, one of the reasons why we have larger accumulated losses under U.S. GAAP than under Argentine GAAP, and why our shareholders’ equity under U.S. GAAP is lower than under Argentine GAAP in 2005 and was negative in 2004, 2003 and 2002, is because of the elimination of inflation accounting under U.S. GAAP. Note 19 to our Annual Financial Statements provides a summary of this and other significant differences between Argentine GAAP and U.S. GAAP as they relate to us, including the impact of such differences on our net income and shareholders’ equity.

According to generally accepted accounting principles applied by Telefónica, S.A. (“Telefónica”) for purposes of its consolidated annual financial statements for its own financial reporting, Argentina did not meet the definition of a highly inflationary economy in 2005, 2004, 2003 and 2002. Therefore, Telefónica incorporates, for consolidation purposes, our balances without computing any adjustments for the inflation experienced during 2005, 2004, 2003 and 2002. In line with this, and for our own U.S. GAAP reconciliation, we have elected not to use the alternative of maintaining the 2003 and 2002 inflation adjustment that the Securities and Exchange Commission (the “SEC”) permits for countries such as Argentina, where local financial statements are presented restated for inflation. In accordance with CNV rules, we have restated our financial statements for inflation until February 28, 2003. Therefore, we have included in our U.S. GAAP reconciliation an adjustment eliminating the effects of the inflation during the fiscal years ended December 31, 2005, 2004, 2003 and 2002.

The effective date of the Reorganization Transactions (as defined and described in Item 4: “Information on the Company—Our History and Development—Our Reorganization”) was February 1, 2001. As a result, the consolidated balance sheets as of December 31, 2000 included in the Selected Financial and Operating Information include the assets and liabilities of the spun-off businesses.

Until December 31, 2004, we issued consolidated annual financial statements, which included the consolidation of Telinver S.A. (“Telinver”). See Item 4: “Information on the Company—Business Overview—Disposal of Telinver-Publishing of Telephone Directories.” From November, 2005 and as a consequence of the disposition of the our equity interest in Telinver, we do not consolidate our financial statements with Telinver. Accordingly, the assets and liabilities, revenue, costs, expenses, and cash flows of Telinver have been excluded from the respective captions in the balance sheets as of December 31, 2005 and 2004, and the statements of operations and statements of cash flows for the years ended December 31, 2005, 2004 and 2003, and have been reported as discontinued operations in such financial statements. In addition, unless specifically noted, amounts disclosed in this Annual Report are for continuing operations.

Following our policy to present our interest in the income (loss) from companies in which we have control or joint control and taking into account the effects of the Reorganization Transactions and the disposal of Telinver, the income statements for the fiscal years ended December 31, 2005, 2004, 2003 and 2002, the three-month fiscal year ended December 31, 2001, the fiscal year ended September 30, 2001 and the three-month period ended December 31, 2000 include:

(1)	the income (loss) from the businesses that were spun off, in the line “Net (loss)/income of spun-off businesses”;

(2)	the income (loss) from the telephone directory publishing business (Telinver’s main business) until its disposal, in the line “Net (loss)/income of discontinued operations”;

(3)	the income (loss) from businesses merged into us related to companies in which we had control before the merger and described in Item 4: “Information on the Company”, for years prior to such merger, incorporated line-by-line; and

(4)	the income (loss) from our interests held in E-Commerce Latina S.A. in the line “Income (loss) on equity investments” is not incorporated line-by-line because, in the opinion of our management, the income from this company is not material to our income (loss).

Figures for the fiscal year ended December 31, 2002, the three-month fiscal year ended December 31, 2001, the fiscal ended September 30, 2001 and the three-month period ended December 31, 2000 do not include the effect of the change in accounting principles described in Note 2.2. to our Annual Financial Statements, nor do they include the effect of the disposal of Telinver (See note 16. to our Annual Financial Statements).

Presentation of Figures in Constant Argentine Pesos

Our financial statements under Argentine GAAP included the effects of inflation through August 31, 1995, utilizing the inflation restatement methodology as set by the Federación Argentina de Consejos Profesionales de Ciencias Económicas, the Argentine Federation of Professional Councils in Economic Science (“FACPCE”). On August 22, 1995, the Argentine government issued Decree No. 316/95 discontinuing the requirement that financial information be restated for inflation for any date or period after August 31, 1995. Effective September 1, 1995, as required by rules issued by the CNV, we discontinued the restatement methodology, maintaining the effects of inflation accounted for in the prior periods.

As a result of the inflationary environment in Argentina (there was an increase in the applicable index for restatement of financial statements (wholesale prices) of 118.2% in the period January through December 31, 2002) and the conditions created by the Public Emergency Law No. 25,561, Ley de Emergencia Pública y Reforma del Régimen Cambiario (the “Public Emergency Law”), the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires, (the Professional Council of Economic Sciences of the City of Buenos Aires, the “CPCECABA”), reinstated inflation accounting in financial statements for the fiscal years or interim periods ended on or after March 31, 2002 in accordance with the Argentine professional accounting principles and provided that all recorded amounts restated by changes in the general purchasing power through August 31, 1995, as well as those arising between that date and December 31, 2001, are considered to be stated in currency as of December 31, 2001 (the stability period).

On July 16, 2002, the Argentine government issued Decree No. 1,269/02 repealing Decree No. 316/95, instructing the CNV, among others, to issue the necessary regulations concerning the preparation of financial statements prepared in constant currency. On July 25, 2002, under Resolution No. 415/02, the CNV reinstated the requirement to submit financial statements in constant currency. However, on March 25, 2003, the National Executive Power issued Decree No. 664/03 repealing the provisions related to the inflation adjustment established by Decree No. 1,269/02 and ordering the CNV, among others, to issue any applicable regulations to ensure that balance sheets or financial statements restated in constant currency are no longer accepted. Therefore, on April 8, 2003, Resolution No. 441/03 of the CNV set forth that from March 1, 2003, the restatement of financial statements in constant currency should be discontinued. On December 2, 2003, under Resolution CD No. 190/03, the CPCECABA discontinued the application of the restatement of financial statements in constant currency due to inflation as set forth in professional accounting principles from October 1, 2003, since the CPCECABA considered that the conditions related to the application of the restatement for inflation continued until September 30, 2003.

As required by Decree No. 316/95, our financial statements as of and for the fiscal year ended September 30, 2001, the three-month fiscal year ended December 31, 2001 and the three-month period ended December 31, 2000 were not restated to reflect changes in the Argentine wholesale price index published by the Instituto Nacional de Estadística y Censos, the Argentine Institute of Statistics and Census (“INDEC”), corresponding to periods between September 1995 and December 2001. However, for comparative purposes, figures presented in this Annual Report corresponding to balance sheet data as of the fiscal year ended December 31, 2002, the three-month fiscal year ended December 31, 2001, the three-month period ended December 31, 2000 and the fiscal year ended September 30, 2001, and the income statement and cash flow data for the fiscal year ended December 31, 2002, the three-month fiscal year ended December 31, 2001, the three-month period ended December 31, 2000 and the fiscal year ended September 30, 2001, are restated for inflation from such dates to February 28, 2003, based on the wholesale price index.

However, the CPCECABA discontinued the application of the method that required restatement into constant currency as from October 2003. In accordance with the above, our financial statements as of December 31, 2005, 2004 and 2003 have been prepared recognizing the effects of variations in the purchasing power of the Argentine peso until February 28, 2003 (restated according to the changes in the Argentine wholesale price index published by INDEC) in compliance with the regulations issued by the National Executive Power and the CNV (the accumulated effect on that index between January 1, 2003 and September 30, 2003 was a 1.4% decrease). The effect on our shareholders’ equity as of December 31, 2005 and 2004 and on results for the fiscal years then ended of not restating figures until September 30, 2003 is not significant. Shareholders’ equity as of December 31, 2003 and net income for the fiscal year then ended would have amounted to Ps.2,072 million and Ps.323 million, respectively, if they have been restated as of September 30, 2003.

Change in accounting principles—restatement of comparative financial statements.

(a) Effects of issuance of Resolution 93/2005 of the CPCECABA

In August 2005, the CPCECABA approved Resolution CD No. 93/2005, which introduced a series of changes in its professional accounting standards as a result of an agreement reached with the FACPCE to unify Argentine professional accounting standards adopted in the city of Buenos Aires by the CPCECABA and with respect to the ones adopted by Professional Councils of other provinces of Argentina. Such Resolution is effective for us from January 1, 2006. In addition, it establishes transition standards that defer the effective term of certain changes to the fiscal years beginning January 1, 2008. Early adoption is accepted.

The most significant effect relates to the difference between the inflation-adjusted book value of fixed assets (and other non-monetary assets) and their respective tax base (no inflation-adjusted) is to be computed as a temporary difference resulting in the recognition of a deferred tax liability, however may still be considered as permanent difference provided that certain supplementary information is filed. Inflation accounting was discontinued in 2003. The latter criteria was previously considered by the CPCECABA accounting rules. As of December 31, 2005, we had early adopted the changes to the accounting principles. (see Note 2.2 and 2.3.k to the Annual Financial Statements.)

According to Argentine GAAP, we have retroactively modified the comparative financial statements as of December 31, 2004 and 2003 to give effect to this accounting change, with effect on the initial balance of shareholders equity computed as an adjustment to accumulated deficit as of December 31, 2002. The retroactive effect of this change after considering the periods of estimated reversal of deferred tax assets and liabilities, resulted in a Ps.586 million increase in unappropriated deficit and the corresponding decrease in shareholders’ equity at the beginning of the fiscal year ended December 31, 2003. (see Note 2.3.k of our Annual Financial Statements).

The adjustments computed in the financial statements for the fiscal year 2005 and the retroactive restatement of comparative financial statements for the fiscal years 2004 and 2003 for the application of the new accounting principles effective in Argentina, which relate to the application of the deferred income tax method are as follows:

	2005		2004	2003
	(2)		(3)	(3)
Income statement
Inflation gain on monetary accounts	—		—	4
Income tax	350	(1)	—	—
Net income for the year	350	(1)	—	4
Balance Sheet
Liabilities-deferred income tax	232		582	582
Shareholders’ equity
Balance at the beginning of the year	(582)		(582)	(586)
Net income for the year	350	(1)	—	4
Balance at the end of the year	(232)		(582)	(582)

(1)	Net of Ps.25 million corresponding to the taxable income from discontinued operations.
(2)	Effect of accounting change in current year financial statements.
(3)	Retroactive adjustments to comparative financial statements.

Regarding the rest of the changes provided in the Resolutions 93/2005 of the CPCECABA, we determined that they are not significant for the fiscal years ended December 31, 2005, 2004 and 2003.

(b) Change in presentation of certain taxes in the Statement of Operations

Statement of operations and related additional breakdown disclosures figures as of and for the fiscal years ended December 31, 2004 and 2003 were restated for comparative purposes due to the change in the presentation criterion of turnover tax, for purposes of improving the comparability with other companies of the telecommunication business in Argentina. The change, consisting of presenting such tax as an expense instead of a deduction from Net revenues, resulted in an increase in net revenues and selling expenses for the fiscal years ended December 31, 2004 and 2003 of Ps.122 million and Ps.106 million, respectively. There is no effect in net income.

Additional comparative information has also been presented following the same presentation criterion that breaks down figures for the above mentioned 2005 financial statements.

(c) Presentation of discontinued operations

The balances and transactions of the former subsidiary Telinver have been presented in one line under the caption Discontinued operations as described in note 16 to our Annual Financial Statements. Comparative financial statements have been restated accordingly.

SELECTED FINANCIAL AND OPERATING INFORMATION

Twelve-Month Fiscal Year Ended December 31, 2005	Twelve-Month Fiscal Year Ended December 31, 2004(21)	Twelve-Month Fiscal Year Ended December 31, 2003(21)	Twelve-Month Fiscal Year Ended December 31, 2002(2)	Three-Month Fiscal Year Ended December 31, 2001(2)	Unaudited Three-Month Period Ended December 31, 2000(1)(2)	Twelve-Month Fiscal Year Ended September 30, 2001(2)
(in million of pesos except for per share amounts, share capital and operating information or as otherwise indicated; Argentine GAAP financial data is restated for inflation until February 28, 2003)
OPERATIONS STATEMENT DATA(3):
Argentine GAAP
Net revenues(22)	3,367	3,105	2,801	3,060	1,424	1,569	6,154
Costs of services provided(4)	(1,883)	(1,902)	(1,963)	(2,235)	(772)	(826)	(3,121)
Gross profit	1,484	1,203	838	825	652	743	3,033
Administrative expenses(4)	(394)	(323)	(339)	(436)	(154)	(162)	(622)
Selling expenses(4)	(422)	(306)	(264)	(442)	(385)	(180)	(918)
Subtotal	668	574	235	(53)	113	401	1,493
(Loss)/income on equity investments	—	(1)	(3)	2	(9)	(2)	(4)
Other expenses, net	(64)	(130)	(68)	(153)	(52)	(65)	(249)
Financial income/(loss) on assets	37	44	(75)	(730)	15	11	64
Financial (loss)/income on liabilities	(352)	(492)	309	(2,528)	(80)	(75)	(331)
Unusual items	—	—	—	—	—	—	(15)
Income tax	375	—	—	51	(20)	(125)	(335)
Net income/(loss) from continuing operations	664	(5)	398	(3,411)	(33)	145	623
Net loss of spun-off businesses	—	—	—	—	—	(77)	(59)
Net income/(loss) from discontinued operations	103	(3)	11	—	—	—	—
Net income/(loss)	767	(8)	409	(3,411)	(33)	68	564
Earnings (losses) from continuing operations per share	0.38	(0.003)	0.23	(1.95)	(0.02)	0.07	0.33
Earnings (losses) from discontinued operations per share(5)	0.06	(0.002)	—	—	—	—	—
Earnings (loss) per share	0.44	(0.005)	0.23	(1.95)	(0.02)	0.02	0.33	(6)
U.S. GAAP
Net Revenues	3,281	2,997	2,718	N/A	N/A	N/A	N/A
Operating income	1,115	1,045	890	N/A	N/A	N/A	N/A
Net income/(loss)	1,553	677	1,043	(3,454)	(1,409)	(23)	201
Number of shares(8)(9)	1,746,052,429	1,746,052,429	1,746,052,429	1,746,052,429	1,746,052,429	2,140,841,663	1,746,052,429
Earnings (losses) per share(5)	0.89	0.39	0.60	(1.98)	(0.81)	(0.01)	0.11	(6)
BALANCE SHEET DATA:
Argentine GAAP
Cash and current investments	363	257	340	399	146	141	(10)	69
Fixed assets	5,950	6,584	7,329	8,476	9,717	(11)	10,266	9,890
Share capital(8)(2)	1,746	1,746	1,746	1,746	1,746	2,141	1,746
Total assets	7,206	7,416	8,209	9,628	11,818	14,021	12,259
Short-term bank and financial debt	519	1,092	1,867	3,294	2,511	2,874	2,575
Long-term bank and financial debt	2,241	2,500	2,553	2,963	1,808	1,938	1,872
Total liabilities	4,220	5,191	5,979	7,218	5,945	(23)	6,521	5,983	(23)
Shareholders’ equity (net assets)	2,955	(12)	2,188	(12)	2,196	(12)	2,410	5,821	(15)	7,500	6,183	(15)
Net assets of spun-off business	—	—	—	—	—	1,334	—
Net liabilities/(assets) from discontinued operations	31	37	34	—	—	—	—
Unappropriated (losses)/earnings	(2,968	)(12)	(3,735	)(12)	(3,727	)(12)	(4,099)	(102	)(15)	231	615	(15)
U.S. GAAP
Total assets	5,240	4,336	4,323	N/A	N/A	N/A	N/A
Shareholders’ equity	1,220	(433)	(1,110)	(2,242)	1,212	3,306	2,771
OTHER FINANCIAL DATA:
Argentine GAAP
Cash dividends paid	—	—	—	—	329	—	329
Cash dividends per share:
in pesos	—	—	—	—	0.15	(13)	—	0.15	(13)
in dollars(14)	—	—	—	—	0.07	—	0.07
Capital expenditures(16)	441	387	(18)	141	136	(18)	210	136	850
Depreciation and amortization(19)	1,068	1,131	1,288	1,386	368	334	1,357
CASH FLOW DATA:
Argentine GAAP
Cash flows from continuing operating activities	1,752	1,554	1,480	1,465	541	367	1,788
Cash flows used in continuing investing activities	(430)	(387	)(18)	(141)	(136	)(17)	(210)	(136)	(926)
Cash flows used in continuing financing activities	(1,233)	(1,258)	(1,377)	(1,077)	(253)	(991)	(1,693)
Spun-off assets	—	—	—	—	—	—	(145)
Cash flows provided by spun-off businesses	—	—	—	—	—	55	162
Increase (decrease) in cash and cash equivalents from continuing activities	89	(91)	(38)	252	78	(705)	(814)
OPERATING INFORMATION: (unaudited)
Lines installed	4,728,439	4,615,470	4,570,739	4,561,447	4,555,122	4,472,821	4,535,112
Lines in service	4,534,844	4,328,513	4,168,825	4,182,277	4,321,020	4,138,371	4,294,317
Lines in service per 100 inhabitants (Southern Region)(20)	26	25.10	24.40	24.70	25.80	24.90	25.60
Number of employees	8,898	8,757	8,736	8,998	9,410	9,856	9,680
Lines in service per employee	509.6	494.3	477.2	464.8	459.2	419.9	443.6
Digitalization	100%	100%	100%	100%	100%	100%	100%

(1)	Figures do not include the effect of the change in accounting standards under Argentine GAAP applicable to us for the fiscal years beginning on January 1, 2003.

(2)	Figures do not include the effect of the change in accounting principles and the change in presentation criteria described in Note 2.2 to our Annual financial Statements or the effect of disposal of Telinver (see Note 16. to our Annual Financial Statements).

(3)	See Notes 2.2 and 2.3 to our Annual Financial Statements for the basis of presentation of Statements of operations amounts and presentation of Financial information elsewhere in this Annual Report

(4)	Includes depreciation and amortization.

(5)	Diluted earnings per share is the same as earnings per share, as there are no outstanding dilutive securities.

(6)	Calculated based on the weighted average number of shares outstanding during the year, taking into consideration the cancellation of 394,789,234 class B ordinary shares (the “Class B Shares”).

(7)	Derived from unaudited financial statements.

(8)	Nominal amounts.

(9)	In 2001 the Reorganization Transactions had the effect of reducing our capital stock by 394,789,234 Class B Shares. Share capital at Ps.1.00 per share is shown rounded to the nearest Ps.1 million.

(10)	Net of Ps.37 million (in pesos restated for inflation until February 28, 2003) corresponding to the spun-off business on December 31, 2000.

(11)	Net of Ps.4 million transferred to inventories.

(12)	Modified balances of Shareholders’ equity (net assets) and unappropriated losses/earnings by the effect of Change in Accounting principles described in Note 2.2 to the Annual Financial Statements.

(13)	Dividends per share were computed based on the number of shares outstanding before the capital stock reduction, since the related share exchange had not yet been completed as of the distribution date.

(14)	Cash dividends per share in U.S. dollars are translated into U.S. dollars from pesos using the exchange rate as of each payment date.

(15)	The balances were modified to reflect the effects of the accounting principles of year 2003 of Ps.52 and Ps.93 million for the three-month fiscal year ended December 31, 2001 and the fiscal year ended September 30, 2001.

(16)	Net of Ps.32 million, Ps.41 million, Ps.45 million, Ps.15 million, Ps.40 million, and Ps.41 million financed by trade, bank and financial payables for the fiscal years ended December 31, 2005, 2004, 2003, 2002, September 30, 2001 and the three-month period ended December 31, 2000 respectively (in pesos restated for inflation until February 28, 2003).

(17)	Net of Ps.29 million of capitalized exchange difference in the fiscal year ended December 31, 2002.

(18)	Net of Ps.9 million of transfers of inventories to fixed assets.

(19)	Excludes amortization of deferred financing costs.

(20)	Southern Region is defined in Item 4: “Information on the Company—Our History and Development—Privatization of Argentina’s Telecommunications System.” As of December 31, 2005, there were approximately 17 million inhabitants in the Southern Region. Source: INDEC.

(21)	Figures have been restated to the original amounts due to a change in accounting principles and changes to the presentation criteria described elsewhere in this document and Note 2.2 to the Annual Financial Statements.

(22)	Revenue presentation has been changed for fiscal years 2005, 2004 and 2003. See Note 2.2 to the Annual Financial Statements.

(23)	As of December 31, 2003 and September 30, 2001 total liabilities after the effect of a change in accounting principles in Argentina applicable to us for the fiscal year beginning on January 31, 2003 would amount to Ps.5,997 million and Ps.6,076 million, respectively.

Exchange Rate Information

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of U.S. dollars expressed in nominal pesos per U.S. dollar. On May 5, 2006, the peso/U.S. dollar exchange rate was Ps.3.04 to U.S.$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for pesos.

Nominal Exchange Rates

	Exchange Rate
	High(1)	Low(2)	Average(3)	Period-End
Year Ended December 31, 2000	1.00	1.00	1.00	1.00
Year Ended September 30, 2001	1.00	1.00	1.00	1.00
Year Ended December 31, 2001(4)	1.00	1.00	1.00	N/A
Year Ended December 31, 2002(4)	3.90	1.70	3.15	3.37
Year Ended December 31, 2003	3.35	2.76	2.95	2.93
Year Ended December 31, 2004	3.06	2.80	2.95	2.98
Year Ended December 31, 2005	3.04	2.86	2.92	3.03
Month Ended October 31, 2005	3.02	2.91	2.97	3.00
Month Ended November 30, 2005	2.99	2.94	2.97	2.97
Month Ended December 31, 2005	3.04	2.98	3.02	3.03
Month Ended January 31, 2006	3.07	3.03	3.05	3.07
Month Ended February 28, 2006	3.08	3.07	3.07	3.07
Month Ended March 31, 2006	3.08	3.07	3.08	3.08
Month Ended April 30, 2006	3.09	3.04	3.07	3.05

(1)	The high rate shown was the highest month-end rate during the year or any shorter period, as noted.

(2)	The low rate shown was the lowest month-end rate during the year or any shorter period, as noted.

(3)	Average of the daily closing rate for year-end, month-end or period-end rates, as noted.

(4)	From December 24, 2001 through January 10, 2002, Banco Nación did not publish an official exchange rate due to governmental suspension of the exchange market.

Source: Banco Nación.

Fluctuations in the exchange rate between the peso and the U.S. dollar may affect the U.S. dollar equivalent of the peso price of our outstanding notes and our Class B Shares.

B. Capitalization and Indebtedness.

Not applicable.

C. Reasons for the Offer and Use of Proceeds.

Not applicable.

D. Risk Factors.

The following discussion should be read together with the balance of this Annual Report, including the Annual Financial Statements.

Risks Relating to Argentina

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

In April 1991, the Argentine government launched a plan aimed at controlling inflation and restructuring the economy, enacting Law No. 23,928 and its Regulatory Decree No. 529/91, known as the Convertibility Law. The Convertibility Law fixed the exchange rate at one peso per U.S. dollar and required that the Central Bank maintain reserves in gold and foreign currency at least equivalent to the monetary base. Following the enactment of the Convertibility Law, inflation declined steadily and the economy experienced growth through most of the period from 1991 to 1997. In the fourth quarter of 1998, however, the Argentine economy entered into a recession that caused the gross domestic product (“GDP”) to decrease by 3.4% in 1999, 0.8% in 2000, 4.4% in 2001 and 10.9% in 2002.

In the second half of 2001, Argentina’s recession worsened significantly, precipitating the political and economic crisis described in greater detail below.

Beginning in December 2001, the Argentine government implemented a number of monetary and currency exchange control measures that included restrictions on the free disposition of funds deposited with banks and tight restrictions on the transfer of funds abroad, with certain exceptions for transfers related to foreign trade and other authorized transactions, which were generally subject to prior approval by the Central Bank, most of which as of the date of this Annual Report are no longer applicable in connection with repayments made to foreign creditors. In December 2001, the Argentine government declared an official default on Argentina’s foreign debt payments. On January 7, 2002, the Argentine Congress enacted the Public Emergency Law, which introduced dramatic changes to Argentina’s economic model and amended the currency board that had pegged, statutorily, the peso at parity with the U.S. dollar since the enactment of the Convertibility Law in 1991. The Public Emergency Law empowered the Federal Executive Branch of Argentina to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis, such as determining the rate at which the peso was to be exchanged into foreign currencies. Since January 2002, the Argentine government has implemented measures, whether by decrees, Central Bank regulation or legislation passed by the Argentine Congress, attempting to address the effects of amending the Convertibility Law, recovering access to financing, reducing government spending, restoring liquidity to the financial system, reducing unemployment, and generally stimulating the economy.

The Public Emergency Law was extended until December 31, 2006. As detailed below, the Argentine economy has experienced a severe recession and political and economic crisis, and the abandonment of the peso/U.S. dollar parity has led to significant devaluation of the peso against major international currencies. Argentine government actions concerning the economic policy, including with respect to inflation, interest rates, price controls, foreign exchange controls and taxes, have had and may continue to have a material adverse effect on private sector entities, including us. Although some economic indicators of the Argentine economy stabilized in 2003, 2004 and 2005 we cannot provide any assurance that future economic, social and political developments in Argentina, over which we have no control, will not adversely affect our business, financial condition, or results of operations or impair our ability to make payments of principal and/or interest on our outstanding indebtedness.

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

During Duhalde’s administration, a number of initiatives were undertaken, including:

•	ratifying the suspension of payment of certain of Argentina’s sovereign debt declared by interim President Rodríguez Saá;

•	amending the Convertibility Law, with the resulting devaluation and volatility of the peso;

•	converting certain U.S. dollar-denominated loans from financial institutions into peso-denominated debts (“pesification”) at a one-to-one exchange rate plus an adjustment for variations in consumer prices (Coeficiente de Estabilización de Referencia, “CER”) or in salaries (Coeficiente de Variación Salarial, “CVS”) and U.S. dollar-denominated bank deposits into peso-denominated bank deposits at an exchange rate of Ps.1.40 per U.S.$1.00, as adjusted by CER;

•	converting most U.S. dollar-denominated obligations with non-financial institutions into peso-denominated obligations, at a one-to-one exchange rate, plus an adjustment by CER or CVS, as the case may be, plus an equitable adjustment, in certain cases;

•	restructuring the maturity and interest rates on bank deposits and maintaining restrictions on bank withdrawals;

•	enacting an amendment to the Central Bank’s charter to (1) allow it to print currency in excess of the amount of foreign reserves it holds, (2) make short-term advances to the federal government and (3) provide financial assistance to financial institutions with liquidity constraints or solvency problems;

•	converting public service tariffs, including those of telephone services, which had been established in U.S. dollars, into pesos at a one-to-one exchange rate;

•	freezing public service tariffs, including those of telephone services, and not permitting indexing of any kind;

•	authorizing the federal government to renegotiate public service contracts on a case-by-case basis;

•	imposing restrictions on transfers of funds abroad subject to certain exceptions, most of which have been lifted; and

•	requiring the deposit into the Argentine financial system of foreign currency earned from exports, subject to certain exceptions.

Commercial and financial activities were virtually paralyzed in 2002, further aggravating the economic recession that precipitated the above-mentioned crisis.

The recession in 2002, including a 10.9% decrease in real GDP, high unemployment that preceded and that followed the devaluation of the peso and high inflation has led to a reduction of wages in real terms and of disposable income and has resulted in changes in consumer behavior across all class sectors of the Argentine population. Such effects have resulted in a decrease in the number of clients, the use of our services and the type of products and services demanded, with the corresponding impact on our revenues. See “—Risk Factors Related to Us—Our revenues have been in the past, and may again be in the future, adversely affected by a decrease in the number of our customers and usage of our services.”

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

During 2004 and 2005, the Argentine economy continued to exhibit signs of stability. In 2004 real GDP growth was 9.0% for the year. Both inflation and the peso nominal exchange rate were stable during 2004, with variations of 6.1% and 1.7%, respectively. As of December 31, 2004, the exchange rate was Ps.2.98 per U.S. dollar compared to Ps.2.93 per U.S. dollar as of December 31, 2003.

In 2005, real GDP growth was 9.2%. As of December 31, 2005, the exchange rate was Ps.3.03, up 1.7% compared as of December 31, 2004. The consumer price index had a cumulative increase of 12.3% (higher than for the same period of 2003 and 2004), while the wholesale price index had a cumulative increase of 10.6% in the same period.

The unemployment rate was 10.1% in the fourth quarter of 2005 falling down from levels of over 20% as reported during the worst periods of the Argentine crisis in 2001-2002.

Notwithstanding this continued stabilization, the Argentine economic and social situation have quickly deteriorated in the past, and may quickly deteriorate in the future, and we cannot assure you that the Argentine economy will continue a sustained growth.

The devaluation of the Argentine peso, the pesification and freezing of our tariffs, and the macroeconomic conditions prevailing in Argentina have had, and may continue to have, a material adverse effect on our results of operations and financial condition.

The Argentine government’s economic policies and any future decrease in the value of the peso against the U.S. dollar could adversely affect our financial condition and results of operations. The peso has been subject to large devaluations in the past and may be subject to significant fluctuations in the future.

The Public Emergency Law put an end to eleven years of U.S. dollar-peso parity (Ps.1.00 per U.S.$1.00) and authorized the Argentine government to set the exchange rate. After devaluing the peso, the Argentine government initially established a dual exchange rate of Ps.1.40 per U.S. dollar for certain transactions and a free-floating rate for all other transactions. This dual system was later eliminated in favor of a single free-floating exchange rate for all transactions. Since the devaluation of the peso, the Central Bank has intervened at times in the market to support the value of the peso by buying and selling U.S. dollars. The peso traded at Ps.3.37 per U.S. dollar on December 31, 2002 and at Ps.2.93 per U.S. dollar on December 31, 2003. In 2004, the peso showed signs of stability. It traded at Ps.2.98 per U.S. dollar on December 31, 2004. Moreover, during 2005 the peso fluctuation was from a minimum of Ps.2.86 per U.S. dollar and a maximum of Ps.3.04 per U.S. dollar and it traded at Ps.3.03 per U.S. dollar on December 31, 2005. On June 25, 2002, the peso had reached Ps.3.90 per U.S. dollar.

Despite the relative stability during the past three years, we cannot assure that future polices adopted by the Argentine government will be able to maintain the stability of the peso’s value and therefore, the peso could be subject to significant fluctuations and depreciations in the future, which could materially and adversely affect our financial conditions and results of operations. As most of the Argentine government’s financial liabilities were U.S. dollar-denominated, there was an increase in the amount in pesos of the Argentine government’s total debt as a result of the devaluation. Peso-denominated tax revenues constitute the majority of its tax receipts and, due to inflation, tax revenues have increased in nominal terms, but have decreased in U.S. dollar terms due to devaluation. Therefore, the government’s ability to honor its foreign debt obligations has been materially and adversely affected by the devaluation of the peso. See “—Risk Factors Related to Us—The tightening relationship between the international financial community and the Argentine government may impose difficulties on Argentina’s attempts to solve the problem of creditors who did not participate in Argentina’s debt exchange offer.”

We realize substantially all of our revenues in Argentina in pesos and, as a result, the devaluation of the peso in 2002 and the pesification and freezing of our tariffs have had a material adverse effect on our earnings because our indebtedness is largely denominated in or linked to foreign currency and therefore the devaluation has significantly increased our debt in peso terms. In addition, some portion of our expenses, including capital expenditures, is also denominated in foreign currency. Furthermore, the devaluation of the peso has had a material adverse effect on our financial condition, as our largely peso-denominated assets have depreciated accordingly against our largely foreign currency-denominated indebtedness. Any further depreciation of the peso against the U.S. dollar will correspondingly increase the amount of our bank and financial debt in pesos, with further adverse effects on our results of operations and financial condition. As of December 31, 2005, our bank and financial debt in foreign currency was the equivalent of U.S.$833 million.

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

There is considerable concern that if the Central Bank prints currency to finance public sector spending or assist financial institutions in distress or maintain the nominal U.S. dollar/peso exchange rate, significant inflation could result. During 2003, the Argentine consumer price index increased 3.7% and the wholesale price index increased 2.0%. During 2004, the Argentine consumer price index increased 6.1% and the wholesale price index increased 7.9%. In the past, inflation materially undermined the Argentine economy and the Argentine government’s ability to create conditions that would permit growth. Although in 2003 and 2004 there was a slowdown in the inflation indexes, we cannot assure you that this situation will remain the same. During 2005, the Argentine consumer price index increased 12.3% and the wholesale price index increased 10.6%, values over those of the 2003-2004 period. During the first two months of 2006, consumer prices increased 1.7%, equivalent to an annualized rate of 10.2%, a pace superior to the 5% to 8% goal range established in the Monetary Program of the Central Bank for 2005, and a rate superior to the 8.6% rate stipulated in the national budget for 2006. The printing of money by the Central Bank (which intervenes in the exchange market and maintains the price of the U.S. dollar high) and the complete utilization of the industry’s installed capacity (the current rate of investment is not sufficient in the face of the increasing growth of demand) are the principal generators of the most recent inflationary pressures.

We derive most of our revenues from monthly basic charges, measured service charges and other regulated charges. Prior to the enactment of the Public Emergency Law, those revenues were linked to a rate per unit of usage expressed in U.S. dollars and we also had the right to adjust that rate semiannually in accordance with variations in the U.S. consumer price index. Currently, however, the Public Emergency Law provides that, in agreements executed by the federal government under public law regulations, including those related to public works and services, which includes the basic telephone service offered by us, indexation clauses based on foreign currency price indices or any other indexation mechanism are annulled. In this regard, the law sets forth that the prices and rates resulting from such provisions be established in pesos at a rate of Ps.1.00 per U.S.$1.00. Any further inflation will result in further decreases in our revenues in real terms and will adversely affect our results of operations, provided that our tariffs do not keep pace with inflation. In addition, any further inflation could result in further increases in our expenses, including capital expenditures. The relationship between variables determining revenues and expenses was affected as a result of the “pesification” and freezing of our tariffs within the context of a potentially inflationary economy and may continue to be mismatched depending upon the regulatory framework to be designed by the Argentine government in the future. The Transfer Contract (as defined in Item 4: “Information on the Company—Our History and Development—Privatization of Argentina’s Telecommunication System”) provides for mechanisms to re-balance the relation between the variables that determine income and costs (including investments), i.e., the so-called “economic and financial equation” upon the occurrence of certain circumstances (see Note 9 to our Annual Financial Statements). As mentioned in Note 2.4 to our Annual Financial Statements, the Public Emergency and Exchange System Reform Law established the pesification of originally U.S. dollar-denominated utility tariffs previously agreed upon in U.S. dollars at the U.S.$1.00 to U.S.$1.00 exchange rate and authorized the Poder Ejecutivo Nacional (Executive National Power or “PEN”) to renegotiate agreements. Given this framework, on February 15, 2006, the Renegotiation and Analysis of Public Utilities Agreements Unit (UNIREN) signed on behalf of the National Government and together with us, a Memorandum of Understanding (the “Memorandum of Understanding 2006”) which seeks a commitment to establish in the future a stable legal framework maintaining the legal conditions set forth in the Transfer Contract and the rules in force as of the date of such memorandum. After the procedures provided for in current regulations are met, this instrument will be a necessary background to execute the renegotiation of the Transfer Contract with the government.

Moreover, pursuant to a joint resolution, the Ministry of Economy and Ministry of Production, National Planning, Public Investment and Services (No. 122/2006 and No. 558/2006, respectively) called for public hearings to consider the Memorandum of Understanding 2006. On March 21, 2006, the UNIREN set the public hearing, which was celebrated on April 28, 2006 in the city of Mar del Plata, Argentina.

Although we have adopted measures to mitigate the effects of changes in our business resulting from the issue described in the above paragraphs, and although certain indicators of the Argentine economy are currently showing favorable signals, our future operating conditions might not continue to be stable in the event that new regulatory developments fail to establish rules to allow restoring the balance of variables that constitute our economic and financial equation. See Item 5: “Operating and Financial Review and Prospects—Factors Affecting Our Results of Operations.” If, as a result of the future regulatory framework, rates evolve at a pace that does not allow restoring our economic and financial equation, such rate system could have an adverse impact on our financial condition and future results. See “—Risk Factors Related to Us—In January 2002, the Argentine government devalued the peso, pesified and froze our tariffs and the current renegotiation of our contract may result in a new regulatory framework that may have an adverse impact on our future financial position and future results of operations.”

The tightening relationship between the international financial community and the Argentine government may impose difficulties on Argentina’s attempts to solve the problem of creditors who did not participate in Argentina’s debt exchange offer.

Due to the failure to meet fiscal deficit targets, on December 5, 2001, the International Monetary Fund (“IMF”) suspended further disbursements, originally intended as financial support due to the prevailing economic difficulties of Argentina. On December 23, 2001, interim President Rodríguez Saá declared the suspension of debt payments on approximately U.S.$65.4 billion of Argentina’s sovereign debt (as of December 31, 2001, the total was approximately U.S.$144.5 billion). Consequently, the principal international rating agencies downgraded the rating of Argentina’s sovereign debt to “selective default.”

On January 24, 2003, the IMF approved an eight-month Stand-by Credit Facility for Argentina of approximately U.S.$3.0 billion that was designed to provide transitional financial support through the period prior to the inauguration of a new government, which replaced Argentina’s prior arrangements with the IMF. On September 10, 2003, after the expiration of this transitional agreement and three months after President Kirchner was elected, a long-term agreement was executed for the 2003-2006 period which implied the refinancing of liabilities for U.S.$21.6 billion and the establishment of a series of quantitative and qualitative conditions to be met by the Argentine government in principle for the 2003-2004 period, including the renegotiation of the public debt in default, tax reform, compensation to the financial system and the adjustment of utility rates, among others.

Under the agreement, the above-mentioned conditions were to be reviewed every three months. The first review took place in January 2004, and was approved by the IMF’s Executive Committee on January 28, 2004. This approval resulted in an additional disbursement of U.S.$358 million to Argentina. The second review was approved on March 22, 2004, and resulted in another disbursement of approximately U.S.$3,100 million. In August 2004, the IMF announced the suspension of the third review and postponed disbursements to Argentina totaling U.S.$728 million, in order to evaluate the implementation by the Argentine government of the pending structural reforms related to public utility contracts and the progress made in the renegotiation of the Argentine sovereign debt.

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

On December 15, 2005, President Kirchner announced the early payback of the debt to the IMF. To that end, on January 3, 2006 a disbursement was made by the Argentine government for an amount of U.S.$9.5 billion. The government applied toward this disbursement all “unrestricted” reserves (those in excess of the amounts that support the money supply), which would be reinforced with various sources of internal and external funding, such as funds contributed by the National Treasury, loans granted by Venezuela and other financing. In turn, the imbalance in net worth caused to the Central Bank’s reserves was compensated through the issuance of non-transferable government securities denominated in U.S. dollars. This measure calls for further improvements in Argentina’s fiscal and monetary discipline since in the light of this decrease in reserves (though transient), confidence in the system tends to drop. However, the excess in the demand of U.S. dollars appears to be temporary whereas the excess in the supply of U.S. dollars continues to be a structural reality.

The restructuring of the defaulted sovereign debt had been a goal of the Argentine government during recent years. On November 1, 2004 the Argentine government filed with the United States Securities and Exchange Commission (“SEC”) (and later with the securities commissions of Italy, Germany and Luxembourg) the terms of the new public debt securities to be issued in order to restructure the defaulted debt. Sovereign debt in default totaled approximately U.S.$100 billion, comprised of approximately U.S.$81.1 billion of principal and U.S.$18.2 billion of unpaid interest accrued before December 31, 2001.

The new securities were denominated in U.S. dollars, euros, Japanese yen and Argentine pesos (indexed by CER). The securities are governed by the laws of New York and Argentina for the U.S. dollar bonds, England for the euro bonds, Japan for the Japanese yen bonds and Argentina for the peso bonds indexed by CER.

After a process of renegotiation with creditors, on December 9, 2004, Executive Decree No. 1735/04 was issued, approving the debt restructuring under the terms and conditions set forth in the offering circular supplement attached to such Decree, and approving the terms and conditions of the new securities delivered in exchange for the eligible securities.

As far as the renegotiation of the defaulted sovereign debt is concerned, the government presented, on March 18, 2005 the outcome of the exchange process that concluded on February 25, 2005. The acceptance rate was 76.15% even though the government’s expected level had been, at minimum, a two-thirds acceptance level and the international financial community demanded a minimum of 80%. As a result, Argentina’s total sovereign debt decreased from U.S.$189.8 billion to U.S.$126.5 billion (equivalent to 77% of GDP, according to the official figures). In any event, this level of indebtedness is still above the one prevailing as of December 2001, but the terms have been considerably extended and the amounts corresponding to the service of the debt are also lower.

Despite the results of the restructuring, it is impossible to predict the effect that this will have on investor confidence or on the Argentine economy. Moreover, there can be no assurance that the Argentine government will not default on its obligations under these new bonds in the future. In addition, the Argentine government must continue to honor principal and interest payments to credit agencies such as The World Bank without subsequent new loans in order to avoid a default vis-à-vis such agencies.

Argentina will also have to withstand any legal actions that may be filed by bondholders who did not accept the Argentine government’s exchange offer. At present, there are legal actions in the United States, Italy and Germany, and it is impossible to determine what the outcome of these proceedings will be. A judgment against the Argentine government in such pending cases could result in a reduction in funding sources and investment capital, which could have a significant effect on the Argentine government’s capacity to implement reforms and reinstate sustainable economic growth, all of which could adversely affect us.

All such events could also impair Argentina’s capacity to maintain the current economic recovery and could result in a recession, higher inflation, unemployment and social discontent.

The Argentine financial system is gradually recovering, but depends on the reversal of the cumulative losses of financial institutions and their ability to prevent future collapses that would frustrate economic growth.

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

On February 4, 2002, pursuant to Emergency Decree No. 214/02, the Argentine government converted all foreign currency-denominated bank deposits into peso-denominated bank deposits at the exchange rate of Ps.1.40 per U.S. dollar plus an adjustment to CER plus an interest rate of 2%. The Argentine government also announced the conversion of most U.S. dollar-denominated debts with Argentine financial institutions into peso-denominated debts at a one-to-one exchange rate to be adjusted pursuant to the CER. In March 2002, the Argentine government issued Decree No. 762/02 by which it replaced the CER, for certain debts, with the CVS. Since January 2002, the Central Bank has been forced to grant substantial financial aid to most of the banks in the Argentine financial system. The corralito, the corralón and certain other measures, to a significant extent, shielded banks from a further massive withdrawal of deposits, but they also led to the paralysis of virtually all commercial and financial activities, diminished spending and greatly increased social unrest, exacerbating the already severe recession. As a result of these developments, financial institutions in Argentina have been negatively impacted.

Through Decree No. 739/03 dated March 28, 2003, the Argentine government made an attempt to eliminate the corralón by giving depositors the option to be reimbursed pursuant to a schedule for their deposits in pesos which were originally denominated in U.S. dollars, at a Ps.1.40 per U.S.$1.00 exchange rate, plus an adjustment to CER and accrued interest, and to receive a 10-year U.S. dollar-denominated bond to be issued by the Argentine government to cover the difference between the amount in pesos to be received by the depositors and the face amount of the original deposit made in U.S. dollars at the exchange rate applicable on April 1, 2003, which was Ps.2.96 per U.S. dollar.

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

The relative stability of the exchange rate and inflation in Argentina and the higher confidence, as compared to the 2001-2002 period, have allowed a gradual accumulation of deposits. Interest rates have dropped for certain periods of time, even to negative levels in real terms, due to the high liquidity levels that financial institutions maintain and the fact that there has been no increase in loans granted by these institutions. As a consequence, the risks related to the Argentine financial system are no longer due to liquidity problems but are due to its solvency and profitability. If the relationship between the supply and the demand of credit remains mismatched due to problems of profitability, then there is a risk that the financial institutions will collapse, as a consequence of operating with negative margins during an extended period of time. Thus, the size of the Argentine financial market and the ability of private companies, including us, to obtain financing could be reduced.

Future exchange controls may prevent us from servicing our foreign currency-denominated debt obligations.

Since early December 2001, the Argentine authorities implemented a number of monetary and currency exchange control measures that included restrictions on the withdrawal of funds deposited with banks and tight restrictions on transfers abroad. Most restrictions in connection with repayments to foreign creditors have been lifted. These regulations have been changing constantly since they were first promulgated and we cannot assure you that they will not be put in place again and, if they are, whether they will be made stricter than they were before.

Risk Factors Related to Us

In January 2002, the Argentine government devalued the peso, pesified and froze our tariffs and the current renegotiation of our contract may result in a new regulatory framework that may have an adverse impact on our future financial position and future results of operations.

In January 2002, tariffs for basic telephone services and long-distance services, which we charge our customers, were converted to pesos from U.S. dollars and fixed at an exchange rate of Ps.1.00 per U.S.$1.00. Our tariffs were also frozen, as indexation of any kind is not permitted under the Public Emergency Law. The Public Emergency Law also authorized the Argentine government to renegotiate its contracts related to public works and services. We are currently, and have been since 2002, in the process of renegotiating our contract with the Argentine government.

According to the Public Emergency Law, the government must consider the following factors when negotiating the contract:

•	the effect of tariffs on the competitiveness of the general economy and in the distribution of income;

•	the quality of the services;

•	the investment plans when such issues are included in the pertinent agreements;

•	consumer protection and accessibility of the services;

•	the security of the systems; and

•	profitability of the company.

The outcome of the contract renegotiation is uncertain and therefore we cannot assure you that future regulatory framework that results from the renegotiation will maintain the value in U.S. dollars or constant pesos over time to compensate for any past and future increases in inflation or increases in the peso/U.S. dollar exchange rates. Inflation in terms of wholesale price index and consumer price index for 2002 and 2003, on an accumulated basis, was 122% and 46%, respectively, and devaluation during that time amounted to 193%. During 2004, inflation in terms of the wholesale price index was 7.9% and in terms of the consumer price index was 6.1%. Moreover, during 2005, the Argentine consumer price index increased 12.3% and the wholesale price index increased 10.6%, increases that were higher than in the 2003-2004 period. The cumulative devaluation for the four years ended December 2005 was 203.2%. Pursuant to the process established for the renegotiations, we have submitted both an interim request for a tariff increase and a comprehensive proposal regarding our tariff regime within the time period established. Other than the deadline set forth in Law No. 25,972, we do not know when the renegotiations will be concluded and whether they will be concluded in a manner that will not have an adverse effect. The term has been further extended until December 31, 2006 pursuant to Law No. 26,077.

On July 3, 2003, through Decree No. 311/03, a UNIREN Commission was created, which is to be headed by the Minister of Economy and the Minister of Production, National Planning, Public Investment and Services. Such Commission is in charge of the renegotiation of the contracts through the Renegotiation of Public Works and Services Agreements Committee created by Decree No. 293/02.

On October 21, 2003 Law No. 25,790 became effective, extending the term for the renegotiation of the agreements for public works and utilities until December 31, 2004. The term of the Law No. 25,790 has been further extended until December 31, 2006 pursuant to Laws No. 25,972 and No. 26,077. The National Executive Power is responsible for submitting the proposals to the Argentine Congress, which will have to approve such proposals within 60 calendar days counted from its receipt. In the event such period expires without Congress having reached a decision, the proposal shall be deemed accepted. If the proposal is rejected, the National Executive Power shall resume the process of renegotiating the relevant agreements.

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

Under the legal framework described, on May 20, 2004, we, Telecom Argentina S.A. (“Telecom”) and the Argentine government signed a Memorandum of Understanding (the “Memorandum of Understanding”) pursuant to which the government agreed to maintain the General Tariff Structure currently in force for the Basic Telephony Service until December 31, 2004, without waiving our rights to renegotiate our contracts. The parties also ratified their intent to reach a final contractual renegotiation before December 31, 2004, which did not happen. In addition, pursuant to the provisions of the Transfer Contract, the parties agreed that any new tax or charge, or any variation in those currently in force, subject to the control of Regulatory Authorities as established in certain sub-sections of the List of Conditions (conditions to maintain our license to provide telecommunication services, the “List of Conditions”), shall be itemized in the bills issued to customers for services in the jurisdictions levied with the respective tax or charge.

With the objective of establishing mechanisms to enhance access to telecommunications services, in the Memorandum of Understanding an agreement was reached to implement the measures necessary to develop the following services:

1.	virtual telephony cards for the beneficiaries of the Head of Household Plan (an unemployment plan) and for pensioners who do not have a telephone line and who meet the eligibility requirements set forth in the respective resolution;

2.	internet access service in all its provincial centers at discount prices; and

3.	inclusion of heads of household who own a telephone line and meet the respective eligibility requirements for registration, in the program “Retirees, Pensioners and Low-Consumption Households.”

As stated in the Memorandum of Understanding, the Secretary of Communications issued Resolutions No. 261, No. 272 and 273 accepting the proposed points mentioned above. In the opinion of our management, the application of the measures mentioned in sub-paragraphs 1, 2 and 3 will not have a significant impact on our results.

In the Memorandum of Understanding 2006, the parties agreed to comply with and maintain the legal conditions provided in the Transfer Contract and regulations effective to date. Thirty days after the public hearing to be summoned by the UNIREN to discuss the Memorandum of Understanding 2006, both we and our shareholders are required to suspend for 210 working days all the claims, remedies, and lawsuits filed or in progress before administrative and arbitral tribunals, or any court of law, in Argentina or abroad, based on or related to the events occurred or measures taken as a result of the emergency situation under Law No. 25,561 regarding our license and Transfer Contract.

Moreover, pursuant to a joint resolution, the Ministry of Economy and Ministry of Production, National Planning, Public Investment and Services (No. 122/2006 and No. 558/2006, respectively) called for a public hearing to consider the Memorandum of Understanding 2006 above-mentioned. On March 21, 2006, the UNIREN set the public hearing, which was celebrated on April 28, 2006 in the city of Mar del Plata, Argentina.

In time, a tariff regime may be established which will not maintain the value of tariffs in U.S. dollars or in constant Pesos in relation to any future increase in the general price level. Therefore, if a future regulatory framework fails to contemplate the evolution of tariffs at a pace that allows balancing the economic and financial equation that the List of Conditions and the Transfer Contract seek to preserve, such rate system could have an adverse impact on our financial condition and future results. As of the date of issuance of this Annual Report, we cannot predict the final outcome of the renegotiation required by the Public Emergency Law, the tariff regime to be effective in the future or when such regime will be implemented.

We have stated in Notes 1 and 9.1 to our Annual Financial Statements that the relationship between variables determining revenues and expenses was affected as a result of the “pesification” and freezing of our tariffs within the context of a potentially inflationary economy and that this relationship may continue to be mismatched depending upon the regulatory framework to be designed by the Argentine government in the future.

Recent fluctuations in the main macroeconomic variables, such as GDP growth, the exchange rate and inflation rates have shown positive signs. However, future negative economic developments may result in the adoption of further measures by the Argentine government, including changes to measures already adopted, which could adversely affect our operations. We cannot predict what effect these developments and measures may have, or what effect any future developments will have, on the value of our assets or on our economic and financial equation. See

Item 4: “Information on the Company—Business Overview—Regulatory Matters” and Item 5: “Operating and Financial Review and Prospects—Factors Affecting Our Results of Operations.”

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

We are uncertain whether the evolution of the regulatory framework will adversely affect the viability or general competitiveness of our telecommunications business. We are not in a position to control the nature, extent and timing of government action on this matter. Future modifications of the regulatory framework may have a material adverse effect on our business, financial condition or results of operations. See Item 4: “Information on the Company—Business Overview—Regulatory Matters—Rates.”

Access to the Argentine telecommunications market is fully liberalized and as a result competition could have a material adverse effect on our results of operations.

Since 1999, the Argentine government has issued a number of decrees liberalizing the access to the telecommunications market. As a result, a number of new operators have entered the market, including the Southern Region of Argentina, where we are the incumbent provider of telecommunications services. The new providers of local, domestic long-distance and international telephone services are direct competitors of wireline basic telephone service providers. Although as a result of the liberalization we began to offer telephone services in the northern region of Argentina, Telecom Argentina is the incumbent provider of telecommunications services in the northern region. The operators of data transmission networks and other growing companies providing wireless services (including companies spun off from us) have also become direct and indirect competitors to the extent those services may be substitutes for wireline telephony. Moreover, cable operator companies, which provide cable TV, can also provide broadband internet services and fixed-line telephony, and have therefore become direct and indirect competitors.

Since the liberalization of access to our market, competition has affected our results of operations as we have lost customers of our long-distance service to Telecom Argentina and other smaller competitors and have had to increase our efforts in order to retain existing customers, to win back the customers we lost and to acquire new customers. We may experience, as a result of the current competitive environment, an additional loss of market share and additional competition in prices to competitors in the Southern Region of Argentina beyond that which has already taken place since October 1999. We may also experience a loss of market share in the future as a result of the ability of a caller to select a long-distance provider for each call and data or internet providers entering the telecommunications market, including cable operators. In light of the range of regulatory, business and economic uncertainties, as discussed in these “Risk Factors” and elsewhere in this Annual Report, it is difficult for us to predict with meaningful precision and accuracy our future market share in relevant geographic areas and customer segments, the speed with which changes in our market share or prevailing prices for services may occur, or the effects of competition. Those effects could be material and adverse to our overall results of operations and financial condition. See Item 4: “Information on the Company—Business Overview—Competition.”

Our revenues have been in the past, and may again be in the future, adversely affected by a decrease in the number of our customers and usage of our services.

Our revenues depend on our ability to attract and retain customers. However, the recession in 2002, unemployment and underemployment, coupled with the rise of inflation in 2002, have led to a reduction of wages in real terms and a reduction of disposable income in all class sectors of the Argentine population, which resulted in a decrease in the number of customers that use our services and in a reduction of usage per telephone line. For example, between 2001 and 2003, our lines in service decreased by approximately 152,000 lines with a decrease in the domestic long-distance service of approximately 2% and in the international long-distance service of approximately 37%. This reduction in lines in service and usage of our services had a consequent reduction in our revenues and cash inflows. During 2004 and 2005, we experienced partial recovery with increases in our lines in service, ADSL users and in usage of our telephone services. Despite this improvement, we cannot assure you that this pace can be sustained in the future or that future reductions in demand for our services will not take place, which would negatively affect our cash flow and revenues.

Our license is revocable under certain circumstances, and the revocation of our license would have a material and adverse effect on us.

We are subject to a complex series of laws and regulations with respect to the telecommunications services we provide. We provide telecommunications services pursuant to a license that is subject to regulation by various regulatory bodies. Our dissolution and the declaration of bankruptcy are events that may lead to a revocation of our license under the List of Conditions. Our dissolution will occur if our shareholders’ equity according to Argentine GAAP becomes negative for any future fiscal year end and the shareholders do not recapitalize. In addition, our license is revocable if our parent, Compañía Internacional de Telecomunicaciones S.A. (“Cointel”), ceases to own at least 51% of our common stock represented in Class A Shares without regulatory approval.

In the context of the renegotiation of the Transfer Contract with the government, and within a 30-day term subsequent to the execution of the Protocol of Renegotiation by the PEN, we and our shareholders representing at least 98% of our capital stock, would have fully and expressly all the rights we may potentially invoke, and shall withdraw any actions filed or pending, on the basis of, or in relation to, the events occurred or measures implemented as a result of the emergency situation established pursuant to Law No. 25,561 as regards the Transfer Contract and our license. The waivers and withdrawals stipulated will not be construed as a waiver on the part of rights we may have as a result of different circumstances arising in the future. Should such waiver of rights and withdrawal of actions fail to take place, the Protocol of Renegotiation will be deemed terminated on grounds attributable to us and our license will be revoked or be deemed expired.

If any of these events occurs and we lose our license, we might not be able to continue providing telecommunications services, which would have a material adverse effect on our results of operations.

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

The interests of Telefónica and Cointel as our equity investors may conflict with the interests of the holders of our debt or shares. Moreover, Telefónica Internacional S.A. (“TISA”) has made in the past substantial extensions of credit to us and used to be our largest creditor. As of December 31, 2005, we owed approximately U.S.$13 million of short-term debt to TISA. The interests of TISA as our creditor and the creditor of Cointel may conflict with the interests of the unaffiliated holders of our debt or shares. All of the intercompany loans made to us and most of those to Cointel are short-term in nature and as a result, TISA has the legal right to cause us to pay it in full prior to the time we are required to make scheduled payments on our long-term third-party debt obligations. Furthermore, TISA may assign its rights under the loans without our consent.

In addition, TISA advised us that, as of the date of this Annual Report, it was still assessing other financing alternatives for us including, if necessary, providing additional financing assistance.

Apart from requirements of Argentine law that dividends must be paid out of net earned profits arising from an approved financial statement, there are currently no contractual restrictions on our ability to pay dividends. Under Argentine law we will be able to resume paying dividends when we have new gains and our legal reserve is restored with liquid and realized profits as required by law, to the level that is equal to the percentage of share capital prior to the absorption of losses. See “—We suffered a significant loss in 2002, which resulted in an elimination of our unappropriated earnings, and therefore we lost our ability to distribute dividends.” Telefónica, through Cointel, may exercise its control over our ability to pay dividends (subject to requirements of Argentine law) or to increase the amount or frequency of dividend payments in order to fund expenditures or distributions by Cointel or for other purposes, including the repayment of debt to related party. As a result, Telefónica through Cointel has the legal right and voting power to cause us to pay cash dividends to our shareholders in amounts and at times that may not be in the interests of our creditors.

On April 28, 2006, the Board of Directors of Telefónica announced the disposal of its equity interest in Telefónica Publicidad e Información, S.A., which owns TPI Group, to YELL GROUP plc.

Additionally, on March 17, 2006, the Board of Telefónica met and resolved to ratify the start of negotiations with respect to a possible merger with Telefónica Móviles, S.A. (“Telefónica Móviles”), where Telefónica will be the acquiring company and Telefónica Móviles will be the acquired company. The proposed consideration for the merger will be four of Telefónica’s shares in return for five shares of Telefónica Móviles.

Conflicts of interest between us, Telefónica and other of our affiliates may also arise in connection with the negotiation and performance of duties and the payment of fees under the Management Contract, as well as in connection with other business activities. Telefónica, through affiliates, also has joint and separate investments in the communications and media sector in Argentina, including mobile cellular and PCS services following the effectiveness of the spin-off of our wireless services business and data transmission business. These businesses’ operations became controlled by Telefónica Móviles and Telefónica DataCorp S.A., respectively, each of which is a subsidiary of Telefónica and independent of us. In some circumstances, our interests may not be aligned with and may perhaps be adverse to the interests of Telefónica or its affiliates with influence over Cointel’s actions. We cannot assure you that Telefónica or its affiliates will not limit or cause us to forego business opportunities that other Telefónica affiliates may pursue, or that the pursuit of opportunities by other affiliates will be in our interest.

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

As of December 31, 2005, the total amount of claims against us based upon ENTel’s alleged contractual and statutory obligations to former ENTel employees (including accrued interest and legal expenses) was approximately Ps.44 million. Court decisions have followed the precedent set by the Supreme Court of Argentina in the area of joint and several liability in labor matters, under which it upheld the provisions of the Work Contract Law No. 20,744, as amended, and declared a decree derogating portions of that law unconstitutional. In the Transfer Contract, under which ENTel was privatized by selling 60% of its common stock to Cointel, ENTel agreed to indemnify us with respect to such claims. Also, the Argentine government has assumed joint and several liability with ENTel for such indemnity obligations and has authorized us to debit an account of the Argentine government at Banco Nación for any related amount payable by us with respect to such indemnification. We believe that the Argentine government’s indemnification obligations should protect us from any material economic consequences of the employees’ claims. Under Debt Consolidation Law No. 23,982, ENTel and the Argentine government may discharge their indemnity obligations through the issuance of debt instruments such as negotiable 16-year Debt Consolidation bonds.

As of December 31, 2005, we had paid Ps.13 million in cash for a number of claims. We filed a claim against ENTel on December 16, 1999 seeking indemnification and reimbursement in connection with these payments in satisfaction of the labor claims. Our case has been argued in court; however, no ruling has been issued. If we lose a material portion of the current claims and the Argentine government fails to reimburse us timely and sufficiently for the claims, our results of operations may be adversely affected. See Item 8: “Financial Information—Annual Financial Statements and Other Financial Information—Legal Proceedings.”

We employ a largely unionized labor force and could be subject to an organized labor action.

As of December 31, 2005, approximately 78% of our employees were union members. In the last months of 2004, certain unions of Argentine workers organized work stoppages and strikes, demanding salary increases in order to recover the purchasing value lost of their salaries after the inflationary period experienced in the country. From November 26, 2004 to December 6, 2004, the unionized telephone workers exercised strike actions, aimed at obtaining salary increases, which resulted in the total interruption of the customer service lines, repair services, directory information and international call assistance services. In addition, they took over our National Switching Boards, although service was not discontinued and operations were not materially affected. After the negotiations, we, the governmental enforcement authority and the unions agreed on an increase in the basic salary fixed under the previous collective bargaining agreement of up to approximately 20%, effective from January 2005, and a single final payment of Ps.500 per unionized employee, which was granted in December 2004. The new agreement has a duration of 12 months from January 1, 2005 unless external causes arise requiring a revision during such period.

Recently, in December 2005, after negotiations with union members, we made an agreement based on:

•	a single final payment of Ps.500 per unionized employee, which was granted in December 2005;

•	an increase in the basic salary fixed, resulting in an increase of approximately 8%, from January 2006 plus an additional amount that has replaced other benefits granted in 1994; and

•	reduction of work hours from March 1, 2006 by 30 minutes for the call center employees and by 45 minutes for the rest of the union personnel. The union has guaranteed that the hour reduction will not affect the production, efficiency and quality of the services.

Despite these agreements, we cannot predict what actions our labor force or their unions will take in the future. Strikes or other types of conflict with the unions or unionized personnel may have a material adverse effect on our ability to maintain ordinary service levels or otherwise operate our business in the manner that customers expect. In such circumstances, we could face an immediate reduction of revenues and possible damage to our reputation, with potential adverse effect on our revenues in the long-term.

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

In December 2004, the Argentine government announced executive Decree No. 2005/04 granting another increase in salaries of Ps.100 to private employees, both unionized and non-unionized, effective January 1, 2005. Immediately prior to the announcement of Decree No. 2005/04, we had privately negotiated a salary increase for our unionized employees. We are currently seeking a determination that this salary increase should be deemed to comply with Decree No. 2005/04 with respect to our unionized employees only. The outcome of this determination is not yet certain.

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

The effect of the devaluation of the peso and the pesification and freezing of our tariffs have eliminated unappropriated retained earnings and caused us to carry accumulated losses. By the end of the fiscal year ended December 31, 2005, such losses exceeded our reserves, including our reserve for future dividends out of which cash dividends are distributed. As of the date of this Annual Report, according to the Ley de Sociedades Comerciales No. 19,550 (the “Companies Law”), we are unable to distribute dividends until the unappropriated losses are absorbed and we restore our legal reserve with new gains to the level that is equal to the percentage of share capital prior to the absorption of losses.

Because the Argentine standards for disclosure and accounting differ from those of the United States, information about us may not be as detailed or comprehensive as that of non-Argentine issuers, including that of U.S. companies.

We are subject to the periodic reporting requirements of the Securities and Exchange Act of 1934. However, the periodic disclosure required of foreign issuers under the Exchange Act is more limited than the periodic disclosure required of U.S. issuers. Publicly available information about issuers of securities listed on the Buenos Aires Stock Exchange also provides less detail in certain respects than the information that is regularly published by or about listed companies in the United States or in some other countries. Furthermore, there is a lower level of regulation of the Argentine securities markets and of the activities of investors in such markets as compared with the securities markets in the United States and certain other developed countries. We prepare our financial statements in accordance with Argentine GAAP, which differs in certain respects from U.S. GAAP. See Note 19 to the Annual Financial Statements.

ITEM 4.	INFORMATION ON THE COMPANY

Introduction

Telefónica de Argentina S.A. is one of the largest companies in Argentina in terms of net revenues. We have a non-expiring license to provide telecommunications services in Argentina. We also provide other telephone-related services such as international long-distance service, data transmission and internet service. Our commercial name is Telefónica.

Through September 30, 1999, we provided domestic and international telephony services in the Southern Region (defined below) on an exclusive basis. Commencing in October 1999, the Argentine government implemented a deregulation plan introducing competition into the market. See “—Our History and Development—Deregulation of Argentina’s Telecommunications Sector.”

As of December 31, 2005, our telephone system included approximately 4.5 million lines in service.

A. Our History and Development.

General

We were organized in Argentina as a sociedad anónima under the Companies Law on April 23, 1990, under the name Sociedad Licenciataria Sur S.A. for a period of 99 years and registered with the Registro Público de Comercio (the “Public Registry of Commerce”) of Argentina on July 13, 1990. Our present name, Telefónica de Argentina S.A., was registered with the Public Registry of Commerce on December 3, 1990.

Our principal executive office is located at Avenida Ingeniero Huergo 723, (C1107AOH), Ciudad Autónoma de Buenos Aires, Argentina, and our telephone number is (5411) 4332-2066, facsimile number (5411) 4332-2066, e-mail: invest@telefonica.com.ar, www.telefonica.com.ar.

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

On the Transfer Date, the Argentine government licensed us to provide basic telephone service in the Southern Region pursuant to Decree No. 2,344/90. That same day, pursuant to an agreement (the “Transfer Contract”) among the Argentine government, ENTel, Cointel (formerly Compañía de Inversiones en Telecomunicaciones S.A.), and each of Telefónica Internacional Holding B.V. (“TIHBV”), Inversora Catalinas S.A. (“Inversora Catalinas”),

Telefónica, Citicorp and Citicorp Venture Capital S.A., the Argentine government sold 60% of our capital stock to Cointel. As of the date of this Annual Report, Cointel owns a 64.8% interest in us. Telefónica beneficially owns 98% of our capital stock.

See Item 7: “Major Shareholders and Related Party Transactions.”

On April 15, 1992, we acquired the business of Compañía Argentina de Teléfonos S.A. in the provinces of Mendoza and San Juan for U.S.$52.5 million net of value-added tax. In this purchase, we acquired approximately 71 switches and 118,000 telephone lines in service, added 1,000 employees to our payroll and assumed certain liabilities.

Deregulation of Argentina’s Telecommunications Sector

Our license was granted for an unlimited period of time. Pursuant to the license, we had the exclusive right to provide basic telephone services to the Southern Region for a period of seven years. To maintain and extend the exclusivity of the license, we had to meet certain qualitative and quantitative operating objectives set forth in the List of Conditions. See “—Business Overview—Regulatory Matters” for a discussion of the List of Conditions. On March 10, 1998, the Argentine government issued Decree No. 264/98, which extended this period of exclusivity until a date that the Secretary of Communications later set, pursuant to Resolution No. 1686/99, as October 10, 1999. See “—Business Overview—Regulatory Matters.”

On June 9, 2000, the Argentine government issued Decree No. 465/00, which provided for the complete liberalization of access to the telecommunications market as of November 9, 2000. In the context of that liberalization, we and Telecom each signed license agreements with the regulatory authorities. Our agreement is referred to in this Annual Report as the “License Agreement.”

Deregulation also influenced the organization of our then existing subsidiaries and the services that we provided directly and indirectly. Until April 1999, international services had been provided by Telintar, a company previously owned jointly by us and Telecom. The Argentine government provided in Decree No. 264/98 that in order to ensure effective competition at the end of the period of transition to competition in the provision of basic telephone services, we and Telecom would not be able to jointly own businesses. Therefore, Telintar was dissolved, and the assets and liabilities related to Telintar’s business were spun off into two companies, effective May 1, 1999. One successor to Telintar’s operations, Telefónica Larga Distancia de Argentina S.A. (“TLDA”), was merged into us effective October 1, 1999. Telecom owned the other successor, Telecom Internacional S.A., which merged into Telecom effective October 1, 1999. By virtue of these mergers, both we and Telecom now hold licenses to provide international long-distance services, as do other new licensees that have been granted licenses as the telecommunications sector was opened to competition. See “—Business Overview—Competition.”

Prior to increased competition in basic telephone services, we and our subsidiaries had provided cellular services (including personal communications services, or “PCS”) in an environment of limited competition. In contrast, data transmission and internet services were subject to full competition during that time. As discussed under “Our Reorganization” below, we no longer provide the cellular, PCS, international data transmission and consulting services that had previously been provided by Telefónica Comunicaciones Personales S.A. (which has since changed its name to Telefónica Móviles Argentina, S.A. (“TMA”)), Telefónica Data Argentina S.A. (“Telefónica Data”, formerly Advance Telecomunicaciones S.A.) and Telecomunicaciones y Sistemas S.A. (“TYSSA”), the latter of which was merged into Telefónica Data as of June 30, 2003.

Telefónica Equity Exchange Offers

In May 2000, our indirect parent, Telefónica, launched offers to exchange shares and American Depositary Shares (“ADSs”) of Telefónica for shares and ADSs of its subsidiaries in Brazil, Peru and Argentina. See “—Our Reorganization” below.

Upon the expiration of the Argentine exchange offer, shareholders representing approximately 44% of our capital stock tendered their Class B Shares and ADSs representing such shares in exchange for Telefónica shares and ADSs. Consequently, Telefónica became the beneficial owner of 203,841,901 Class B Shares (including

16,542,991 Class B Shares previously held by TIHBV), and 76,040,977 ADSs (each representing ten Class B Shares).

Our Reorganization

Telefónica, which through its subsidiaries is our controlling shareholder, completed a reorganization of its global businesses along business lines. In the context of Telefónica’s global reorganization plan, our Board of Directors decided on January 30, 2001 to effect a reorganization of the businesses of our subsidiaries (the “Reorganization Transactions”). The reorganization of those businesses through certain spin-offs and consolidations was implemented through a procedure under Argentine corporate law called escisión-fusión, or spin-off/merger.

On January 25, 2001, Telefónica made capital contributions of our shares to its subsidiaries to effect the Reorganization Transactions:

Recipient Subsidiary	Capital Contribution by Telefónica
Telefónica Móviles	323,050,945 Class B Shares (including 24,920,528 ADSs)
Telefónica DataCorp	63,524,218 Class B Shares (including 5,096,971 ADSs)
TISA	561,133,517 Class B Shares (including 45,023,478 ADSs)

In connection with the Reorganization Transactions, on January 30, 2001, our Board of Directors, as well as the Boards of Directors of Cointel, Telefónica Data, TMA and Telinver, approved a preliminary agreement (escisión/fusión) for the spin-off/merger of specified assets and liabilities of their companies into us prior to the Reorganization Transactions as follows:

•	Telinver’s assets and liabilities relating to its equipment sales and point-of-sale network business;

•	Telefónica Data’s assets and liabilities relating to its internet access business (except for corporate customers);

•	TMA’s assets and liabilities relating to its data transmission business, including frequency band “B” user licenses;

•	Telefónica Data’s point-to-point lines located in the Southern Region of Argentina;

•	Telefónica Data’s 80% interest in the Starnet network;

•	Telefónica Data’s 100% interest in the IP (Internet Protocol) network; and

•	Telefónica Data’s 80% ownership interest in a satellite network.

Additionally, a transfer of assets and liabilities from Telinver to us by escisión/fusión occurred effective February 1, 2001 as Telinver spun off its participation in an online shopping portal and merged it into us.

On March 30, 2001, at an extraordinary shareholders’ meeting, our shareholders approved the Reorganization Transactions under which we spun off:

•	our assets and liabilities related to the international data transmission business, including our international data transmission business, a portion of goodwill associated with the international data transmission business of Telefónica Data and our ownership interest in Telefónica Data;

•	our consulting business (represented by our ownership interest in TYSSA, which was consolidated into Telefónica Data); and

•	our assets and liabilities related to the mobile (cellular) and personal communications services of TMA, which were consolidated into Telefónica Móviles Argentina, which has changed its name to Telefónica Móviles Argentina Holdings S.A. (“TMAH”).

Shareholder approval of these transactions was obtained at the special shareholders’ meeting of March 30, 2001, and, upon registration of these transactions in the Public Registry of Commerce, these transactions became effective on February 1, 2001.

Pursuant to Resolution No. 16/01 dated January 4, 2001, the Secretary of Communications authorized the transfer of our ownership of Telefónica Data, TMA, TYSSA and Telinver to other Telefónica affiliates, subject to certain conditions.

After the completion of the spin-off/merger, and subject to regulatory and shareholders’ approval and adjustment for fractional shares and fractional ADSs, our capital stock was reduced by the same percentage of our pre-spin-off total capital stock to equal the percentage of our pre-spin-off shareholders’ equity represented by the assets and liabilities being spun off.

On July 26, 2001, the CNV approved the public offerings by Telefónica Data and Telefónica Móviles and consented to the reorganization. In addition, the Buenos Aires Stock Exchange authorized the listing of Telefónica Data and TMAH. TMAH and Telefónica Data issued ordinary shares, referred to as the new shares, in proportion to the number of Class B Shares or ADSs owned by each holder not affiliated with Telefónica (the “Minority Shareholders”). Registration with the Public Registry of Commerce of the Reorganization Transactions occurred on November 16, 2001 and the share exchange was completed on December 12, 2001. All Class B Shares and ADSs that holders surrendered as part of the exchange for and distribution of new shares were cancelled.

In the aggregate, the interests surrendered had a nominal value equal to approximately 18.4% of our share capital, and Minority Shareholders experienced a similar percentage reduction in their ownership of Class B Shares and ADSs. Minority Shareholders were entitled to receive a number of new shares in the spun-off entities proportionate to their respective equity interests in us, adjusted for fractional shares and fractional ADSs. As a result, the Minority Shareholders were entitled to receive 0.154105387 TMAH shares and 0.000303035 Telefónica Data shares for every Class B Share and 1.54105387 TMAH shares and 0.00303035 Telefónica Data shares for every ADS owned on the record date for the exchange. Affiliates of Telefónica as a group received the same exchange ratio of shares for surrendered Class B Shares.

Minority Shareholders who owned Class B Shares had fractional interests in TMAH and Telefónica Data shares and have received on December 12, 2001, the “Exchange Date”, a payment in cash for their fractional interests. The reference price used for the determination of the payment was the face value of the shares of Telefónica Data and Telefónica Móviles.

Minority Shareholders, who owned ADSs representing ten Class B Shares each, were able to select whether to receive new ADSs or shares in the same proportions listed above for each ADS timely made available to Citibank N.A., as Depositary. In order to exercise their option to receive such shares, ADS holders were required to designate a custodian account with Caja de Valores S.A. (“Caja de Valores”) to receive such new shares. ADS holders that did not exercise their option to receive Móviles Argentina and Telefónica Data shares in due time were granted the opportunity to instruct the Depositary to deliver the Móviles Argentina and Telefónica Data shares to a custodian account with Caja de Valores, receive new ADSs and, upon the Móviles Argentina and Telefónica Data shares being sold in the market, receive a pro rata share of the net proceeds raised by the sale of the Telefónica Data and Móviles Argentina shares and a fractional share of the new ADSs and the Telefónica Data and Móviles Argentina shares.

As a result of the cancellation of approximately 18.4% of our capital stock, Cointel’s percentage ownership of our capital stock increased to approximately 64.8% from approximately 52.9%.

In splitting up our business units, we remain primarily a wireline provider of local, domestic long-distance and international telecommunications services, as well as internet services. We continue to be owned by Telefónica indirectly through Telefonica Holding de Argentina, Cointel, TISA and TIHBV, and no longer have an equity interest in or control over TYSSA (currently merged into Telefónica Data), TMA or Telefónica Data. Telefónica indirectly controls the spun-off entities, TMAH and Telefónica Data, through Telefónica Móviles, S.A. and Telefónica DataCorp.

In the framework of Telefónica Group’s internal reorganization process, on May 4, 2006, our Board of Directors approved the purchase and sale of shares that represent 97.98% of the capital stock and votes of Telefónica Data, owned by Telefónica DataCorp, a company indirectly controlled by Telefónica. This transaction was approved by the Company’s Audit Committee, prior to its discussion by the Board of Directors. The Audit Committee considered that the transaction reasonably qualifies as having been agreed on terms that are usual and customary in the market.

The price fixed for the purchase and sale of shares shall be up to US$54 million (value of the assets), which shall be adjusted on the basis of the variations in the working capital between the effective date established in the agreement and the date on which the shares are transferred. The transaction shall be subject to compliance with certain conditions customary in this type of transaction, including the approval by the Secretary of Communications.

At present, Telefónica Data is engaged in the supply of digital connectivity services (high-capacity data transmission and other value-added services), Internet access services for corporate customers and advisory and consultancy services, as well as the design, supply and management of telecommunications services and information technology.

B. Business Overview.

We are a licensed supplier of telecommunication services in Argentina.

Until 1999, we owned virtually all public exchanges, the network of local telephone lines and the principal domestic long-distance telephone transmission facilities in the Southern Region. In 1999, there was a liberalization of the restrictions on competition in the market for telecommunications services in Argentina. New competitors are operating in the Southern Region and throughout Argentina. Also as a consequence of liberalization, we are expanding our operations outside the Southern Region into the Northern Region. Currently, our licenses permit us to provide local and domestic long-distance and international services, international data transmission and domestic and international telex services throughout Argentina. See “—Our History and Development—Deregulation of Argentina’s Telecommunications Sector.”

As of December 31, 2005, our telephone system had approximately 4.5 million lines in service, or approximately 26 lines in service per 100 inhabitants of the Southern Region. Our assets were approximately Ps.7,206 million and our net revenues were approximately Ps.3,367 million for the fiscal year ended on December 31, 2005. Based on historical net revenues, we are one of the largest companies in Argentina. See “—Revenues” below.

Our telephone network includes installed telephones and switchboards, a network of access lines connecting customers to exchanges, trunk lines connecting exchanges and long-distance transmission equipment. The following table provides, as of each indicated year, certain basic information relating to the development of our domestic telephone system as of the dates indicated.

	December 31, 2005	December 31, 2004	December 31, 2003	December 31, 2002	December 31, 2001	September 30, 2001
Lines installed(1)	4,728,439	4,615,470	4,570,739	4,561,447	4,555,122	4,535,112
Lines in service(1)(2)	4,534,844	4,328,513	4,168,825	4,182,277	4,321,020	4,294,317
ADSL Broadband	301,902	188,840	69,336	34,410	25,462	15,196
Lines in service per 100 inhabitants (Southern Region)	26	25.1	24.4	24.7	25.8	25.6
Lines in service per employee	509.6	494.3	477.2	464.8	459.2	443.6
Total pending applications(3)	47,649	35,578	22,200	13,764	15,592	20,627
Percentage of lines connected to digital exchanges	100%	100%	100%	100%	100%	100.0%
Public telephones installed	120,625	117,028	107,529	101,552	122,665	122,063

(1)	Includes local lines, public lines and digital trunk access in service.

(2)	Excludes presubscribed lines.

(3)	Backlog in lines requested by customers for whom installation is pending.

As of December 31, 2005, approximately 56.5% of our lines in service were in the greater Buenos Aires metropolitan area, including 20% of our lines in service that were located within the City of Buenos Aires. Approximately 87% of our lines in service as of December 31, 2005 were residential, with the remainder being professional, commercial and governmental customers.

The services that we provide are generally subject to regulation. The relevant governmental regulatory authorities include the National Communications Commission, the successor to the National Telecommunications Commission (the “Comisión Nacional de Telecomunicaciones”), and the Secretary of Communications (the Secretaría de Comunicaciones), both of which currently regulate and control telecommunications and telephone services in Argentina. This Annual Report sometimes refers to any of the National Communications Commission, the National Telecommunications Commission and the Secretary of Communications as the “Telecommunications Regulatory Authority.” See “—Regulatory Matters” below.

On April 10, 2002, our Ordinary and Extraordinary Shareholders’ meetings broadened our corporate purpose to enable us to engage in other types of businesses not strictly related to telecommunications services, including: purchasing equipment, infrastructure and telecommunications-related goods, as well as rendering any type of service, such as consulting and accounting, human resources and tax administration services. In view of the amendment to the corporate purpose, it was necessary to obtain the corresponding authorization of the Telecommunications Regulatory Authority. A request for approval of the change has been made to the Secretary of Communications and is currently pending, subject to administrative approval.

Business Strategy

Our short-term strategy has been to continuously adapt our business plans to address the challenges and risks presented by the Argentine economy. Therefore, the short-term strategy focused on the renegotiation of our contract, cost controls and efficiency improvements, capital expenditures controls, improvements in working capital and management of cash and liquidity.

Because of the Argentine economic crisis, since 2002 we have taken certain steps to moderate the effects of the imbalance between changes in revenues and changes in costs caused by the significant increase in the prices of our usual supplies and the cost of technology-related investments usually required by the business that we develop, and the situation affecting service rates as described in “—Regulatory Matters—Rates” below. Some of these measures include:

•	Capital expenditures: We have implemented a plan to adapt our capital expenditures rapidly to the changing economic environment. To that end we only concentrated on those projects that are required to maintain the quality of our services in the short-term, generate cash flow in the short-term or which we deem to be high priority or to be important for strategic reasons.

•	Operating costs reduction: We renegotiated most of our supply contracts. The goals of these renegotiations were to (1) reduce costs, (2) reduce, when possible, our exposure to inflation and devaluation, (3) adjust our costs to lower demand for services, (4) when possible, reduce the quality of service required to be provided and (5) in some cases, terminate such contracts.

•	Increased collection rates: We have implemented new collection policies for collecting receivables, including disconnection policies tailored to each customer segment, among other initiatives.

•	Customer segmentation: We enhanced the relationship with our customers by developing segmentation and different plans to attend to different customers’ needs, principally involving broadband.

•	Cash management and debt renegotiation: We implemented a series of actions to decrease our exchange rate risk on our current assets while managing our main accounts payable. In addition, we restructured a substantive portion of our debt which has resulted in the extension of the maturity profile of our debt.

•	Increase in our lines in service and Internet users: During 2004 and 2005 we experienced an increase in our lines in service and ADSL users, which contributed to an increase in our revenues. Our lines in service increased by approximately 206,000 lines, or by 4.8% and our ADSL users increased by approximately 113,000 users, or by 60%. Our mission and strategy is to continue growing in high-speed internet broadband services such as ADSL connections.

Although we have adopted these measures to mitigate the effects of changes in our business, and although certain indicators of the Argentine economy are currently showing favorable signs, our future operating conditions might not continue to be stable because the current regulatory framework has still not established rules to allow restoring the balance of the variables in our economic and financial equation. See Item 3: “Key Information” and “—Regulatory Matters—Rates.”

During 2005, we also implemented the following policies and measures based on:

•	Revenues: We concentrated on developing and promoting certain products that we consider to have strategic importance. We principally focused on broadband services (our ADSL users increased 60% to approximately 302,000), basic telephone lines (our lines in service increased by approximately 206,000 lines) and value added services;

•	Capital Expenditures: We concentrated on capital expenditures related to our strategic products, such as ADSL and basic telephone services; and

•	Debt Strategy: We decreased total debt by Ps.832 million, partially with self-generated cash, and we took actions to decrease our foreign exchange risk mainly due to U.S. dollar variations against the peso. Pursuant to this goal, we refinanced and repaid part of our U.S. dollar denominated debt with the proceeds of the issuance of peso-denominated negotiable obligations and of peso-denominated loans with local banks.

Also during 2005, we continued developing the Programa Compromiso Cliente (Customer Commitment Program which began in 2004). This program’s goal is to improve services to customers through innovations, better customer service, increased efficiency and human resources management. Consequently, as part of this strategy we focused on our existing customers, sales of prepaid minute packages, increasing consumption, promoting value added services and broadband services, and competition management, both in long distance and in public telephones.

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

In this respect, we intend to continue to solidify our position as the leading provider of integrated telecommunication business solutions in Argentina by providing a full range of high quality services including voice services, value added services, broadband, dial-up internet access, and other high-technology products for corporate users through different marketing channels. We also intend to continue to invest substantial resources and efforts into training and personnel development in order to offer better services to our clients, and incentive programs to reduce costs and improve efficiency.

We believe that the implementation of these short and long-term business strategies will continue to have a beneficial effect on the competitiveness of telecommunications activities mitigating the adverse effects of growing competition and Argentina’s economic and regulatory situation.

Commercial and Marketing Channels

The objectives established in the business units were achieved through commercial intelligence tools, micro-segmenting models, consumption prediction models, studies of demand, targeted commercial actions, etc. These tools helped strengthen our commercial actions and improve efficiency in the respective processes.

We are fully oriented towards our customers, and their full satisfaction is our day-to-day commitment. We believe that strong customer relationships develop with sustained growth.

We are organized through the following commercial units in order to approach and achieve our commercial and marketing strategy:

Corporate Customers

This business unit attends to our top 1,000 customers, including government offices and specializes in the development of integrated and high quality solutions. Our main goal is to focus on the needs and opportunities of big companies and customers and the opportunities they offer in terms of service demand.

Preferential Customers

Our Preferential Business Unit succeeded in maintaining our leading position in the small and medium enterprises market (retailers and professionals). As a result, we have gained a foothold as the only provider in Argentina to offer comprehensive telecommunications solutions with this kind of customer.

The Preferential Business Unit serves 160,000 customers by supplying differential service and hands-on advice, and promoting growth in small and medium enterprises through value propositions based on an understanding of customers’ needs, training and development of new products and services tailored to each specific need.

Our commitment to customers as well as an orientation towards full customer satisfaction represent a clear and permanent channel of communication that will allow us to maintain our leadership in this type of customer base.

Residential Customers

As regards our traditional business, the number of residential customers, such as families, retirees, public phones, continued to grow. This unit serves more than 4 million lines in service. In this respect, both the plans designed to improve network flexibility and the differential marketing policies deserve special emphasis. Advertising together with the strong name recognition of our company are important tools in managing the growth of this commercial business unit.

Wholesale Business

Our wholesale unit serves other telecommunication providers, such as cellular companies, or fixed-line providers, with network access and facilities.

During 2005, our wholesale business saw significant growth. The reasons for such growth include opportunities offered by the increase in the cellular telephony market and the introduction of new services which helped increase our share in the broadband business, a segment that continues to show high growth rates.

The increase in traffic both in fixed telephony and in the number of billable voice and data links, which reflects the economy’s expansion, brought forth an opportunity that was also significantly tapped by the wholesale business.

Revenues

Our revenues are primarily derived from:

•	measured service;

•	domestic long-distance service;

•	monthly basic charges;

•	special services (including ADSL broadband services);

•	installation charges;

•	public phones;

•	access charges;

•	international long-distance service;

•	direct lines; and

•	other source of revenues.

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

	Telephone Rates
	December 2005	December 2004	December 2003	December 2002	September 2001
	(in pesos)(1)				(in U.S. dollars)
Residential:
Installation charge per line	150	150	150	150	150
Monthly basic charge(2)	13.23	13.23	13.23	13.23	13.23
Pulses
Month equivalent	282	282	282	282	282
Commercial:
Installation charge per line	150	150	150	150	150
Monthly basic charge(3)(4)	30.20	30.20	30.20	30.20	30.20
Pulses
Monthly equivalent(4)	644	644	644	644	644
Prices:(5)
Price per pulse (nominal) in pesos	0.0469	0.0469	0.0469	0.0469	0.0469
Price per pulse in U.S.$(6)	0.015	0.016	0.016	0.0139	0.0469
Exchange Rate Ps.1.00/U.S.$1.00(6)	3.03	2.98	2.93	3.37	1.00

(1)	As of the enactment of the Public Emergency Law.

(2)	Retirees and pensioners whose consumption is less than 300 pulses per two-month period, as well as residential customers whose consumption is less than 150 pulses per two-month period, have preferential tariffs.

(3)	Monthly basic charge for measured service in an area with more than 200,000 telephones.

(4)	Corresponds to the Province and City of Buenos Aires. For the rest of the Southern Region, monthly basic charges amounted to Ps.27.3 during September 2001, December 2002, 2003, 2004 and 2005. The pulses/month equivalent was 582 for 2001, 2002, 2003, 2004 and 2005.

(5)	Effective November 1, 1991, under the rate agreement, customers were billed in pesos at an exchange rate of the average of the closing bid and offer exchange rates quoted by Banco Nación for wire transfers of U.S. dollars on the day before each bill was prepared. However, the Public Emergency Law, effective as of January 6, 2002, invalidated the clauses contained in contracts with the Argentine government under public law (including the provision of telecommunications services) providing for adjustments based on price indices that are applicable in other countries, as well as any other adjustment method and converted our rates at one peso to one U.S. dollar.

(6)	Banco Nación’s offered rate for the last day of the month for wire transfers of U.S. dollars.

Our principal sources of revenues for the fiscal year ended December 31, 2005 were approximately 27% from local and domestic long-distance measured services, approximately 23% from monthly basic charges, approximately 17% from special services, approximately 15% from access charges, approximately 5% from public phones and approximately 4% from international services.

We formerly provided value-added telecommunications services through Telefónica Data and Startel until such subsidiaries were spun off. We provided PCS and cellular service through our former subsidiary TMA until January 31, 2001, as TMA was spun off on February 1, 2001.

Operating revenue figures presented by category of services in this Annual Report are derived from our accounting records, certain reports from our billing systems and certain estimates made by our management. This breakdown is not included in our Annual Financial Statements.

The table below shows our sales revenues broken down by category of service.(1)

	Twelve-Month Fiscal Year December 31, 2005	Twelve-Month Fiscal Year December 31, 2004	Twelve-Month Fiscal Year December 31, 2003	Twelve-Month Fiscal Year December 31, 2002(4)(5)	Three-Month Fiscal Year December 31, 2001(4)(5)	Three-Month Unaudited Period December 31, 2000(4)(5)
	(in millions of pesos restated for inflation until February 28, 2003)(1)
Basic telephone service
Measured service	923	893	837	922	435	490
Monthly basic charges(2)	787	746	691	823	376	374
Special services	565	477	396	396	161	164
Public phones	185	203	194	224	101	117
Access charges	517	403	335	294	119	186
International long-distance service	125	108	105	94	75	82
Direct lines	79	88	86	86	57	55
Other	186	187	157	156	67	92
Publishing of telephone directories	—	—	—	65	33	9
Total(3)	3,367	3,105	2,801	3,060	1,424	1,569

(1)	See “Presentation of Financial Information” in the initial pages of this Annual Report.

(2)	Includes monthly basic charges and charges for supplemental services.

(3)	We accrue our operating revenues for each financial reporting period based on pulses (defined below) and services consumed, whether or not charges for the pulses and services have been billed.

(4)	Figures have not been restated to reflect the change in the presentation criteria of turnover tax.

(5)	Figures on a consolidated basis with Telinver. Figures do not include the effect of the disposal of Telinver. See note 16 to our financial statements.

Measured Service

For measured service, we have two different billing cycles, one is a two-month billing cycle and the other is a monthly billing cycle. Approximately 65% of our customers have a two-month billing cycle. Charges for local and domestic long-distance measured service vary with the price per unit of usage at the time of the call and the number of units that measure usage (“usage units”) that are tallied during a call. The number of usage units tallied for a particular local call depends upon the day, the time of day and the duration of the call. Historically, the only type of usage unit used to determine charges for local calls had been the “pulse”, a fixed value unit. A pulse is four minutes during off-peak time and two minutes during peak time. Usage for domestic long-distance calls is measured in variable value units denominated in pesos per minute. A “communication unit” serves as the conversion factor that, when multiplied by the then current price per pulse, determines the applicable cost per second of a domestic long-distance call. The conversion value of a communication unit applicable to a particular call varies depending upon distance of the call and the frequency of pulses, according to the type of telecommunications service giving rise to the charges and time of day and day of the week of the call.

Prior to the enactment on January 6, 2002 of the Public Emergency Law, the price per pulse was adjustable on a semiannual basis based on changes in the U.S. consumer price index, and was denominated in U.S. dollars.

In the Memorandum of Understanding 2006, the parties agreed to comply with and maintain the legal conditions provided in the Transfer Contract and regulations effective to date. Thirty days after the public hearing to be summoned by the UNIREN to discuss the Memorandum of Understanding 2006, both we and our shareholders are required to suspend for 210 working days all the claims, remedies, and lawsuits filed or in progress before administrative and arbitral tribunals, or any court of law, in Argentina or abroad, based on or related to the events occurred or measures taken as a result of the emergency situation under Law No. 25,561 regarding our license and Transfer Contract. After the procedures provided for in current regulations are met, this instrument will be a necessary background to execute the renegotiation of the Transfer Contract with the government.

Among other things, the Memorandum of Understanding 2006 provides the unification of the reduced rate calling time band for local, domestic and international long-distance calls.

Domestic Long-Distance Service

As indicated above, as of the Transfer Date, our domestic long-distance service was provided principally through our microwave network, using analog switching and transmission technology. We converted our microwave network to digital switching and transmission technology. As of December 31, 2005, we had constructed 18,511 kilometers of an optical fiber network, of which 5,305 kilometers are in the Northern Region, for domestic long-distance transmission between major cities and another optical fiber network for transmission between local exchanges.

We estimate that, for the fiscal years ended December 31, 2005, 2004 and 2003 domestic long distance traffic represented approximately, 43%, 40% and 41%, respectively, of all measured service revenues.

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

As of December 31, 2005, approximately 70% of our monthly basic charges and measured service revenues were generated by residential customers. The remainder was comprised of professional, commercial and governmental customers.

Special Services

From 2001 to 2005, we significantly increased the offering of value-added services, including (1) supplementary services (e.g., call waiting, call forwarding) provided through digital switches and telephones, (2) special services for companies (e.g., digital links between customers and digital trunk access), (3) other services supported by an intelligent network (e.g., calling cards, toll-free calling, voice messaging, collect calling), (4) prepaid cards, and (5) Internet access (including ADSL broadband services and Internet traffic).

During 2004 and 2005 we experienced an increase in our lines in service and ADSL users, which contributed to an increase in our revenues. Our lines in service increased by approximately 206,000 lines, or by 4.8% and our ADSL users increased by approximately 113,000 users, or by 60%. Our mission and strategy is to continue growing in high-speed internet broadband services such as ADSL connections.

As part of the Reorganization Transactions, Telefónica Data transferred its internet service access operations (including its internet service provider (“ISP”) network and non-corporate ISP customers) to us. Telefónica Data also transferred to us its 80% interest in the Starnet network and its 80% interest in a satellite network. As of December 31, 2005, we provided services to approximately 117,178 residential ISP customers and had 301,902 ADSL users.

Public Phones

As of December 31, 2005, we had 120,625 public telephones installed. Of these, 12,894 are public telephones that we installed as of December 31, 2005 in the Northern Region and 107,731 are public telephones installed as of December 31, 2005 in the Southern Region. We charge for each call a measured service and an amount for usage measured by usage units. The majority of the public telephones are operated by third parties who are billed for usage. We provide commissions to individuals and small- to medium-sized companies in the offering of semi-public and public telephone services so as to increase the availability of such services. We have installed coin-operated modular telephones that permit placing local, domestic long-distance, and international calls by direct dialing. These modular telephones are connected to a centralized information management system.

Access Charges

Revenues from access charges through December 31, 2005 consist of fees collected from other operators, such as (1) local and/or long-distance providers, (2) cellular and PCS licensees, and (3) other minor providers of telecommunication services related to interconnection services that primarily include access, termination and long-distance transport of calls. Interconnection charges are principally calculated on a per minute usage.

As shown in the table below, as of November 8, 2000, Decree No. 764/00 lowered the connection prices for calls within local areas to (1) 1.1 Argentine cents per minute for those districts with more than 5,000 inhabitants or more than 15 telephones for every 100 inhabitants, (2) 1.3 Argentine cents per minute for the remaining districts and in those areas included in the original license of independent operators, and (3) 0.3 Argentine cents per minute for the connections within local areas. A 3% semiannual “price cap” reduction was applied during the first two years that these rules and regulations were in effect. As of April 2003, the interconnection prices for connections within local areas with districts of more than 5,000 inhabitants and more than 15 telephones for every 100 inhabitants were unchanged.

Interconnection Prices

(origination and termination—hundredths of pesos (“cents”) per minute)(1)

Date of Effectiveness	Districts with more than 5,000 Inhabitants/more than 15 Telephones per 100 Inhabitants	Remaining Districts and Original License Areas	Transport Calls Originating/ Terminating in the Same Local Area
November 8, 2000	1.100	1.300	0.300
May 8, 2001	1.067	1.261	0.291
November 8, 2001	1.035	1.223	0.282
May 8, 2002	1.004	1.186	0.274
November 8, 2002	0.974	1.151	0.266

(1)	The Public Emergency Law established the pesification of these rates, which previously were in U.S. dollars.

During 2003, 2004 and 2005, most of these prices were adjusted by CER as described in Item 10: “Additional Information—Exchange Controls.”

International Long-Distance Service

Revenues from our sales of international long-distance service since October 1, 1999 have consisted of:

•	amounts billed to our local service customers who have not presubscribed with another long-distance provider and Telecom’s local service customers (through a presubscription process) for outgoing telephone calls;

•	amounts earned from foreign (non-Argentine) telecommunications carriers and administrations (“foreign carriers”) for connection to the Argentine telephone network, net of the amounts paid to foreign carriers for the termination of outgoing calls from our network;

•	international telex services; and

•	international point-to-point leased circuits.

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

Among other things, the Memorandum of Understanding 2006 provides for the application of a correction factor to international incoming calls in the local areas such that the value mentioned in section 37, Exhibit II, Presidential Decree No. 764/00 would be increased threefold.

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

Currently, we are licensed to provide international services throughout Argentina. Until September 30, 1999, we realized international service revenue indirectly through TLDA (and prior to TLDA’s succession, through Telintar). See “—Our History and Development—Our Reorganization” above.

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

Operating revenues from international long-distance telephone service have included payments for calls carried by the Argentine international service provider under bilateral agreements between Argentine and foreign carriers covering virtually all international long-distance calls into or out of Argentina. The agreements govern the payments to foreign carriers for the use of such carriers’ facilities in connecting international calls billed in Argentina and the payments by foreign carriers for the use of facilities of Argentine carriers (us, and, prior to fiscal year 2000, TLDA and Telintar) in connecting international calls billed abroad. The rates of payment under such agreements are negotiated with each foreign carrier. The practice among carriers is for payments due for the use of overseas networks to be recorded, collected and forwarded by the carriers in the country from which the call is initiated. Settlements among carriers are usually made on a net basis.

Virtually all of the telephones in our service area are capable of international direct dialing and almost all outgoing international calls are made using international direct dialing rather than operator assistance.

Direct Lines

Direct lines are dedicated point-to-point leased lines for data transmission. The bandwidth of direct lines varies depending on customer requests from 9.6 kbps to 2,048 kbps. We collect fees from installation and monthly charges. In addition, fees from installation are collected only once and in case of specific installations. We collect additional one-time monthly charges depending on: (i) type of line, (ii) bandwidth, (iii) distance between points leased, (iv) duration of the contract and (v) usage of the lines. Moreover, this service is not regulated by Law No. 25,561.

Other Sources of Revenues

Other sources of revenues include installation charges, other charges to affiliates, charges for operator-assisted long-distance calls installation charges and other minor miscellaneous customer charges.

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

We also derive revenues from the sale of telephone booth terminals, cellular handsets, batteries, computers, related equipment, invoicing and services collection, and network capacity. We sell equipment through direct telemarketing and through retail stores, Teleshops and other showrooms.

Other Services and Investments

E-Commerce Latina

On December 15, 1999, Telinver and Alto Palermo S.A. (“Alto Palermo”), the owner of a number of shopping centers located throughout Argentina, entered into an agreement under which Telinver became a shareholder of E-Commerce Latina S.A. (“E-Commerce Latina”). E-Commerce Latina owns 98% of Altocity.com S.A. (“Altocity”). Altocity engages in the business of selling via the internet a variety of items, including music CDs, electronic appliances, computer hardware and software and books. According to the agreement between Telinver and Alto Palermo, they both agreed to each hold a 50% interest in E-Commerce Latina and, subject to certain conditions, Telinver, and we, as successor, to certain activities of Telinver, would make capital contributions to E-Commerce Latina in an amount up to U.S.$27 million. As of September 30, 2000 and 2001, Telinver, and we as successor to certain activities of Telinver, had made capital contributions of Ps.22.2 million (in pesos restated for inflation until February 28, 2003) and U.S.$5 million to E-Commerce Latina, respectively. As part of the Reorganization Transactions, Telinver transferred to us its 50% interest in E-Commerce Latina, as of February 1, 2001. In addition, we and Alto Palermo undertook to make a voluntary capital contribution to E-Commerce Latina for the development of new business lines for a maximum of Ps.12 million, 75% of which is to be contributed by us.

Other Investments

As of December 31, 2004, we had a 0.12% share in Intelsat Ltd. Intelsat Ltd. owns and operates a global satellite system that provides voice/data and video services via satellite. Under an agreement signed between us and Intelsat U.K., the common shares held by us in Intelsat Ltd. were pledged as collateral for the payment of the obligations arising in relation to utilized segment capacity. We retain our voting and dividend rights on such shares as long as we do not incur any event of default. In October 2004, at the Shareholders’ Meeting of Intelsat Ltd., the shareholders decided to sell 100% of Intelsat Ltd.’s capital stock to “Zeus Holding Limited.” In exchange for the sale, the shareholders of Intelsat Ltd. received U.S.$18.75 per share. On January 28, 2005, Intelsat Ltd. announced the closing of the sale and made payments to its shareholders according to the terms of the sale. We recognized the effects of the sale of Intelsat Ltd. as of that date, which did not have a material impact on our results of operations. Moreover, we changed the collateral in the pledge agreement to a cash collateral in order to maintain the guarantee of payment of liabilities arising in relation to the utilized segment capacity.

At a Special Shareholders’ Meeting on July 19, 2004, the shareholders of New Skies Satellites N.V. (“New Skies”) decided to liquidate the company and sell 100% of its assets to “The Blackstone Group” subsidiaries. Pursuant to this transaction, we liquidated our 0.15% interest in New Skies. We accounted for the liquidation and sale of the interest in New Skies in fiscal year 2004. It did not have a significant impact on our results of operations.

On December 26, 2002 we sold our 1.12% interest in TeleBrasil Sul Celular Participações S.A. for U.S.$570,000.

We may from time to time, and in connection with TISA or our other affiliates, invest in or acquire other assets or equity interests in telecommunications operations in or outside of Argentina.

Disposal of Telinver-Publishing of Telephone Directories

The revenues of our former subsidiary Telinver were principally derived from the publishing of telephone directories. Under the License Agreement, we had the right to edit, publish, and sell advertisements in, as well as the obligation to distribute, telephone directories in every local area that we serve, which is principally comprised of the Southern Region. We conducted this business through Telinver. Telinver also offers telephone booth advertising.

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

On December 29, 2000, we made an irrevocable contribution to Telinver in the amount of U.S.$17.1 million (equivalent to Ps.37.6 million of pesos restated for inflation until February 28, 2003) through settlement of certain receivables outstanding with Telinver. On June 28, 2001, we made a capital contribution of Ps.79.6 million (in pesos restated for inflation until February 28, 2003) to Telinver; simultaneously, Telinver distributed cash dividends in the amount of Ps.69.5 million (in pesos restated for inflation until February 28, 2003). As of December 31, 2004, Telinver’s liabilities in foreign currency exceeded current assets in foreign currency by approximately U.S.$36.5 million and, in addition, total liabilities exceeded total assets, so there was a negative shareholders’ equity in the amount of Ps.36 million, a condition which under Argentine law required Telinver’s dissolution because of the lack of sufficient capital stock due to accumulated losses.

After evaluating Telinver’s financing needs in light of the Argentine economic situation and the current difficulties in obtaining credit, on January 3, 2005, we assumed all of Telinver’s debt in an amount of U.S.$39.2 million, corresponding to Telinver’s total indebtedness owed to TISA, which expressly consented to the assignment by Telinver to us. In addition, TISA agreed to reduce the interest rate of that debt from LIBOR plus 9% to LIBOR plus 4.5%. In consideration for our assumption of the debt, Telinver entered into two loan agreements in pesos with us in the amounts of Ps.71.5 million and Ps.45 million, respectively.

Subsequently, at Telinver’s Extraordinary Shareholders’ Meeting on February 14, 2005, we, as the controlling shareholder of Telinver, approved a capital stock increase equivalent to Ps.71.5 million. These shares were given to us as payment under the first loan agreement mentioned in the previous paragraph. See Item 5: “Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

The remaining debt of Ps.45 million after the capitalization mentioned above is to be repaid by Telinver in eight semi-annual installments at an 11% annual nominal interest rate. The outstanding balance of this loan as of December 31, 2005 amounted to Ps.34 million.

On November 11, 2005, we sold 100% of our shares in Telinver and other related assets to Telefónica Publicidad e Información, S.A. and Telefónica Publicidad e Información International, S.A. (the “TPI Group”), which acquired 95% and 5% of the shares, respectively. The transaction was approved by our Audit Committee prior to the discussion thereof by the Board of Directors. The Audit Committee concluded that the transaction, the conditions of which are summarized below, may be fairly considered as meeting the normal and usual market conditions. The main terms of the transaction are as follows:

Price: U.S.$74 million (value of assets), from which the financial debt (net of treasury) and allowances of approximately U.S.$7.5 million are deducted.

Term: the purchase price will be paid by TPI Group over a term of 2 years and 6 months from the date of execution, plus an interest rate equivalent to 5.03% per annum. This payment is secured by two promissory notes issued by each of the purchasers.

Guarantees: We have made representations and guarantees customary in these kinds of purchase and sale agreements. See Item 5: “Operating and Financial Review and Prospects—Off-Balance Sheet Arrangements—Commitments Related to the Sale of our Equity Interest in Telinver.”

Other contracts: before the sale of the shares, we and Telinver signed new agreements for the edition, publication, distribution and advertising of the telephone directories and the provision of billing services on account and behalf of other parties. Both agreements have been implemented on the basis of the following conditions:

Edition Agreement: we have entrusted Telinver with the edition, publication, distribution and advertising of the telephone directories. Under this agreement, we received a fee for the net revenues derived from advertising of the telephone directories and will continue to be liable for the costs of the directories’ white-page section.

Billing agreement on account and behalf of Telinver: we will bill and collect on account and behalf of Telinver the sale of advertising space to our customers.

We have recorded income from this transaction under Argentine GAAP of Ps.109 million disclosed in the Income statement in the line “Income/(Loss) From Discontinued Operations.” See Item 5: “Operating and Financial Review and Prospects—Comparison of Results of Operations for the Fiscal Years Ended December 31, 2005 and 2004.”

Under U.S. GAAP, the transferor should not recognize gains on sales and other transfers of assets between related parties under common control; consequently, we have recorded this transaction at book value, accounting for the difference between the sale price and the book value of the shares transferred (amounting to Ps.100 million) as a capital contribution to us under U.S.GAAP.

As a result of this disposal, we have discontinued operations in the telephone directory publication business segment, as we continue only with the telecommunications business segment.

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

Management Fee

Under the Management Contract, Telefónica is entitled to receive an annual management fee calculated as a percentage (the “Management Fee Percentage”) of our net income before deduction for, among other things, depreciation, financial expenses, income tax and the management fee itself (the “gross margin”). The valuation of each item included in the management fee formula is made in accordance with Argentine GAAP and is subject to review by a recognized external independent accounting firm designated by both us and Telefónica, with the report of such firm being conclusive. Such agreement was automatically extended until April 30, 2003 at Telefónica’s option. The management fee amounted to 9% of the gross margin. In addition, on October 30, 2002, Telefónica notified us that it was exercising its option to extend the term of the Management Contract for an additional period of five years beginning April 30, 2003 pursuant to its right under the Management Contract. To that end, on July 30, 2003, we entered into a Supplement to the Management Contract pursuant to which the management fee was established as 4% of the gross margin, applicable beginning May 1, 2003; this was confirmed by the General Shareholder’s Meeting held on April 19, 2004.

During the fiscal years ended December 31, 2005, 2004 and 2003, management fees were approximately Ps.75 million, Ps.68 million and Ps.86 million, respectively (in pesos restated for inflation until February 28, 2003). In addition to the management fee, we are obligated under the Management Contract to cover the costs of personnel assigned to us.

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

In the event Telefónica terminates the Management Contract for any reason other than point (4) above, we are liable for all damages suffered by Telefónica as a result of such termination. If Telefónica terminates the Management Contract based on an irreconcilable conflict concerning general policies, a plan of action or the annual budget, it would be entitled to receive, as liquidated damages for 20 quarters following termination, an amount equal to 45% of the average quarterly management fee received during the preceding three years; provided, however, that payments for any remaining quarters after April 30, 2003 would be reduced to 33% of the average quarterly management fee. We may terminate the Management Contract due to the revocation of our license to provide telecommunications services due to the action or inaction of Telefónica or the liquidation or bankruptcy of Telefónica. See “—Regulatory Matters—Revocability of Our License” below.

Capital Expenditures

Pursuant to then applicable regulations, we had to meet certain minimum annual standards regarding the expansion of our telephone system and improvement to the quality of service in order to maintain the exclusivity of our original license. The contract that now sets the terms of our non-exclusive license also contains a number of operating standards. See “—Regulatory Matters—Service Requirements” below.

The following table sets forth our capital expenditures.

	Capital Expenditures(1)(2)
	Twelve- Month Fiscal Year Ended December 31, 2005	Twelve- Month Fiscal Year Ended December 31, 2004	Twelve- Month Fiscal Year Ended December 31, 2003	Twelve- Month Fiscal Year Ended December 31, 2002(3)(5)	Three-Month Fiscal Year Ended December 31, 2001(5)	Twelve- Month Fiscal Year Ended September 30, 2001
	(in millions of pesos restated for inflation until February 28, 2003)
Buildings, Land and Equipment	11	10	2	4	33	77
Switching and Transmission	192	191	85	74	77	321
External Plant(4)	35	26	7	20	52	242
Telephone Equipment	28	24	17	14	24	106
Materials	73	109	21	10	—	61
Other	134	77	54	29	24	83

Total	473	437	186	151	210	890

(1)	The allocation of work in progress and prepayments to vendors among items has been estimated.

(2)	See Note 2.1 of our Annual Financial Statements and Item 3: “Key Information—Selected Financial Data.”

(3)	Excludes Ps.29 million (in pesos restated for inflation until February 28, 2003) in construction in process corresponding to capitalized exchange differences.

(4)	“External Plant” includes transmission lines and other transmission facilities (principally underground cables), but excludes real property not associated with transmission facilities, which is included under “Buildings, Land and Equipment.”

(5)	Figures on a Consolidated basis with Telinver. Figures do not include the effect of the disposal of Telinver. See Note 16 to our Consolidated Financial Statements.

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

In addition, we agreed, as part of our purchase of Compañía Argentina de Teléfonos S.A., to install a significant number of digital lines and public telephones.

For the fiscal year ending December 31, 2006, we expect to make capital expenditures of approximately Ps.500 million. Estimates for capital expenditures are preliminary and are based upon assumptions regarding commercial, technical and economic factors such as rates for telecommunications services, exchange rates, inflation, demand and availability of equipment and buildings. See “—Business Strategy” above and Item 5: “Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

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

Reorganization Transactions) are our indirect competitors to the extent those services may be substitutes for wireline telephony.

The following table provides, as of December 31, 2005, the number of licenses granted by the Secretary of Communications per service:

Type of license	Quantity(1)
PCS	6
Basic telephone service	279
Local telephony	106
Domestic long-distance	142
International long-distance	142
Public telephone	114
Internet access	23
Data transmission service	420
Value-added service	667
Cellular service	4
Other	1,141

Total	3,044

(1)	Although there have been numerous licenses granted, most license holders have not entered the market or are not currently active. Many of these licenses have been granted for a specific geographic area.

We are the incumbent operator in the Southern Region. The liberalization of access to the telecommunications market has not yet materially affected our market share. Changes in technology and the entrance of alternative operators such as data, cable and internet service providers, could subject us to significant competition and negatively affect our market share and revenues.

Competition may be affected by changes in technology in the future. The telecommunications industry is subject to continuous, rapid and significant changes in technology and to the related introduction of new products and services. Our network is digital, which should help us maintain our competitive position going forward. While we believe that in the foreseeable future these changes will not materially affect the continued efficacy of already implemented technologies and that we will be able to obtain access to appropriate technologies on a timely basis, we cannot predict with certainty the effect of technological changes on our business. New services and technological advances may offer additional opportunities to compete against us on the basis of cost, quality or functionality. It may not be practicable or cost-effective for us to replace or upgrade our installed technologies in response to competitors’ actions. Responding to such change may require us to devote substantial capital to the development, procurement or implementation of new technologies, and may be dependent upon our ability to obtain additional financing. Although we believe that, for the foreseeable future, existing and developing technologies will not materially adversely affect the viability or competitiveness of our telecommunications business, we can give no assurance as to the nature and extent of the impact on us of technological change.

Competition has and may continue to be affected by the business strategies and alliances of our competitors and the general business and economic climate in Argentina, including changes in demand, interest rates, inflation rates and the peso/U.S. dollar exchange rate, which may affect us and our competitors differently, not necessarily to our advantage. Additionally, a continuing trend toward business combinations and reorganizations in the telecommunications industry may create powerful new competitors. The consolidation of Teléfonos de México S.A. (“Telmex”) in Argentina led this company to be the third largest telecommunication operator by its participation in CTI, Telmex Argentina (formerly known as AT&T Latin America Argentine branch), Techtel and Metrored (in some cases through América Móviles).

Telecom is planning the deployment of a Next Generation Network (NGN). With this network, Telecom will be able to offer IPTV, Video on Demand and 20Mbps internet access. Telecom is planning to migrate its entire network to NGN in the next eight years and to extend this technology to the Southern Region.

Basic Telephone Services

We are the incumbent provider of basic telephone services in the Southern Region. However, other licensees currently providing local telephone services include Telecom, Telmex, Impsat and Port-Hable.

CTI, a mobile phone company owned by Telmex, is also competing in the basic telephony market, with a fixed cellular phone launched in March 2005.

We are now using our expanded fiber-optic network in the Northern Region to carry long-distance traffic and a multiservice network to provide local service in the three most important cities in the Northern Region where Telecom is the incumbent provider. We have expanded and improved our network capacity by, among other means: (1) the construction of fixed wireless networks equipped to provide symmetric and asymmetric voice services in the Northern Region; (2) activating new lines and focusing on achieving full capacity utilization on plant additions and on existing network capacity; and (3) others, including the expansion of the transmission network to accommodate current traffic (including local, multiple-area, domestic long-distance, and submarine cable traffic). As of December 31, 2005, we had built 18,511 kilometers of an optical fiber network, of which (1) 5,305 kilometers are in the Northern Region for domestic long-distance transmission between major cities, and (2) 13,206 kilometers make up another optical fiber network for transmission between local exchanges. The fiber-optic network currently extends to several of the larger Northern cities in Argentina. We use supplemental leasing of circuits from other providers to increase our ability to offer long-distance service in the Northern Region.

Domestic Long-Distance Service

Our principal competitors in providing domestic long-distance telephone services are Telecom, Telmex, CTI, I-Plan, Telephone 2 and Impsat. Our exposure to competition has increased due to the presubscription process and might be further increased if the carrier selection through dialing (“call by call”) is fully implemented. See “—Regulatory Matters—Regulations Related to Long-Distance Services,” below. As a consequence of the presubscription process, certain local service customers opted for one of our competitors, and certain Telecom local services customers opted for us or for one of the other competitors as their new provider of long-distance services. During 2005, the total number of long-distance services customers gained (approximately 117,177 lines) was less than customers lost (approximately 254,787 lines). We have focused on “win-back” activities regarding those customers that opted for other providers. Customers will be able in the near future to select their long distance provider by dialing a specific three digit code number at the time they make a call. This new system, when fully operative, will coexist as an alternative for the pre-subscription provider for the line that originates a long distance call. As of the date of this Annual Report, our networks and equipment are available to provide the selection services, but no operator has asked us for interconnection.

International Long-Distance Service

Domestically, we face competition mainly from Telecom, CTI, Telmex Argentina (formerly known as AT&T Latin America, Argentine Branch), Impsat and I-Plan with regards to international service. Such competition is affected by several factors, including price, service, technical performance, marketing strategy and functionality.

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

Public Telephone Service

Our principal competitors for public telephone service are Telecom, Telefonía Pública y Privada S.A., Telecentro S.A., and IPlan. As of December 31, 2005, we owned 120,625 public telephones in Argentina. As of December 31, 2005, there were 114 licenses granted to service providers, but only 31,091 public telephones installed in the Southern Region did not belong to us.

Internet Access and Value-Added Services

The Internet Market is divided into three major technologies:

•	ADSL, of which access is provided only by Telefónica in the Southern Region, and Telecom in the Northern Region;

•	Cable-modem, with various companies providing it, being Fibertel (owned by Cablevisión) and Multicanal (owned by Clarín Group, a multimedia corporation, that also owns the 25% of Cablevisión) the most important ones; and

•	Wireless, with two principal competitors, Velocom and Ertach (formerly Millicom).

We are capable of providing ADSL through our own network. ADSL works by splitting an existing telephone line signal in two, one signal for voice and the other for data. ADSL allows internet access simultaneously with telephone usage and provides a fast internet connection. During 2005, we focused on expanding this service and increased the number of ADSL lines by 160%. As of December 31, 2005, we had 301,902 customers subscribed to ADSL and held a broadband market share in the Southern Region of approximately 73% according to internal estimates. We expect to continue expanding our offering of this service in 2006.

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

The main competition to ADSL is cable-modem. The cable-modem companies also provide cable TV, a widespread technology in Argentina, which allows for the existence of bundling between internet access and paid TV.

Although wireless services are not strong competitors, Velocom and Ertach, the key players in this technology, have deployed the first Wi-Max networks. Nevertheless, the deployments have not been made in major cities.

In the value added services market, there are three significant issues:

1.	DirecTV, the TV over satellite company, has recently announced a strategic alliance with Telmex, to provide Triple Play using Telmex’s installed fixed network. DirecTV will provide the video contents;

2.	It is expected that the first Triple Play offers will arrive to the market in the middle of the year. Our most important competitors seem to be prepared to deliver this kind of services; and

3.	During 2005, some companies such as Iplan and Prima (Clarin Group), started offering Voice-over IP telephony. This service may represent competition in the future, especially for the long-distance call market.

Indirect Competitors

Wireless services have, since their inception, competed indirectly against wireline local services that we provide because cellular and PCS are, in certain cases, alternatives to those services, as well as to public telephone services. We also face indirect competition from PCS providers such as Movistar (the successor company to the business combination of Telefónica Unifón and Movicom BellSouth Operations), Telecom Personal, CTI and Nextel. Movistar is affiliated with us. PCS is a telecommunications service similar to cellular services. PCS may not be limited to mobile services and may include fixed services. PCS licensees may render these fixed services within the geographic areas that we serve. In the past few years, these wireless alternatives have experienced rapid growth and had approximately 20.5 million clients as of December 31, 2005, according to internal estimates. This growth was accompanied with strong investments in Global System for Mobile Communications (“GSM”) networks.

Furthermore, current available technology permits telephone calls and internet access (which itself may be used to carry voice calls) via cable, and it is reasonable to expect that we will face some amount of competition from cable companies. Some cable companies have begun to provide telephone services through cable, but this has not materially affected our revenues.

Regulatory Matters

Introduction

We operate in a regulated industry. The operation of telecommunications systems in Argentina has been and is subject to laws and regulations.

The provision of telecommunications services is regulated by the Secretary of Communications and supervised by the National Communications Commission, subject to the participation in certain cases of the Undersecretary of Competition, Deregulation and Consumer’s Defense (the Subsecretaría de la Competencia, la Desregulación y la Defensa del Consumidor). The Secretary of Communications establishes the legal framework and policies. The National Communications Commission enforces the legal framework and policies and supervises the telecommunications industry. The Undersecretary of Competition, Deregulation and Consumer’s Defense enforces and supervises competition and consumer protection regulations.

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

In compliance with its mandate, the Secretary of Communications has issued resolutions to regulate several aspects of telephone services, principally in the areas of interconnection of the network, contracting procedures and complaint procedures. It is customary that affected parties review and comment upon such proposed regulations both before and after resolutions are approved. In the ordinary course of our business, objections to certain of the resolutions have been filed by us and are pending. The Secretary of Communications has from time to time required opinions from interested parties, including us, other providers of telecommunications services, consumer groups and other entities related to the telecommunications industry regarding several issues, such as those relating to the restructuring of rates, basic telephone service, service quality, interconnection with other service providers and financial and accounting information. These regulations issued by the Secretary of Communications, together with the List of Conditions, the Transfer Contract and the licenses granted to us to provide the telecommunications services described herein and in the National Telecommunications Law No. 19,798, as amended, the decrees establishing the National Communications Commission and certain other laws and regulations, such as Decree No. 764/00, provide the general legal framework for our activities.

In connection with our contractual obligations under the Memorandum of Understanding 2006, the CNC and the Executive Secretary’s Office of the UNIREN have stated that, in compliance with current regulations, they have performed an analysis of the status and degree of compliance by us with our obligations under the Transfer Contract and the regulatory framework and concluded that we have so far acceptably met those obligations, with only minor noncompliance events resulting in penalties. Remaining issues related to our operations are pending resolution and are expected to be concluded prior to June 30, 2006.

During November 2003, a National Conference on Telecommunication Services was held. The National Conference on Telecommunication Services was organized by the Secretary of Communications and the Chairs of the Communications Committees of the Senate and the Chamber of Deputies. The purpose of the Conference was to give every party in the telecommunications industry the opportunity to give its opinion in order to prepare a proposal for a new telecommunications law. The proposed law has not been drafted at the time of this Annual Report.

At present, there are various other legislative initiatives with possible effects for our industry. Some of these bills and regulations aim to:

•	regulate the granting of concessions and licenses, and possibly revoke all such concessions and licenses;

•	regulate tariffs and prohibit the automatic tariff adjustment;

•	require certain investments as a condition to maintaining concessions or licenses granted;

•	restrict the ability to discontinue the supply of services to customers in arrears; and

•	establish new municipal taxes.

Pursuant to the Memorandum of Understanding 2006, the PEN has undertaken to take efforts to establish in the future a stable legal framework to regulate the activities in the sector. To that end, it will send a bill of proposed legislation to the Legislative Power which shall include the following minimum provisions:

•	assurance of a stable and effective regulatory framework applicable to the industry;

•	maintenance and assurance of legal stability for the benefit of service development;

•	strengthening of Argentina’s common welfare;

•	assurance of adequate service supply;

•	assurance of effective protection for the rights of users and consumers;

•	incentives to the involvement of the private sector in telecommunications;

•	promotion of a sustainable technological evolution in the sector with a view to fixed and wireless connectivity;

•	development of the Argentine telecommunications industry;

•	promotion of job creation;

•	promotion of investment commitments that guarantee sustainable development in telecommunications infrastructures based on respect for the principle of technological freedom; and

•	establishment of an equal treatment for all providers.

It is impossible to predict whether these proposed bills and regulations will be enacted into laws or become part of the regulatory framework that governs our activities. Similarly, we cannot tell whether these proposed laws and regulations will be changed, modified or amended in any way, or what effect such change could have on our operations.

Our Annual Financial Statements only consider the actual effects, or those foreseen by management, of laws and regulations enacted as of the date of such financial statements. The effects of any new law or regulation will be considered only after the law or regulation has become effective and a part of the regulatory framework applicable to our activities.

Based upon information currently available, except in connection with contract renegotiation, where we are uncertain whether the evolution of such regulatory framework will adversely affect our telecommunications business, financial condition and future results of operations, we are not aware of any other regulatory changes that might materially and adversely affect us. Nevertheless, we are not in a position to control the nature, extent and timing of government action in this area or to predict with any certainty the course of such developments.

Liberalization of Telecommunications Services

Pursuant to our original license, we had the exclusive license to provide basic telephone services to the Southern Region. On March 10, 1998, the Argentine government issued Decree No. 264/98, which extended this period of exclusivity until a date that the Secretary of Communications later set, pursuant to Resolution No. 1686/99, as October 10, 1999. In addition, Decree No. 264/98 set forth both optional and mandatory operating conditions with respect to the provision of basic telephone services that applied both during and as a condition for the maintenance of exclusivity. Such mandatory conditions include mainly permitting other providers to interconnect to our network (including voice and data transmission service) and the installation of a minimum number of new lines.

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

The liberalization of domestic and international long-distance services under Decree No. 264/98 began on November 8, 2000, when those entities that had obtained licenses or had been granted licenses under the terms of the General Licensing Rules were authorized to provide telephone services. Although the effectiveness of Decree No. 264/98 is subject to the conclusion of certain legal proceedings, we believe that it is unlikely that the outcome of those proceedings would significantly slow the trend toward increasing competition. On June 9, 2000, the Argentine government issued Decree No. 465/00, which provided for the complete liberalization of access to the telecommunications market as of November 9, 2000.

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

The Rules for General Licenses established that (1) a free-price regime would be established for the new entrants, together with a fixed-rate regime for the incumbent operators, except in the case where there is “effective competition” for specific services and areas, (2) one license may serve for all telecommunications services and (3) radio and television operators may receive licenses to provide telecommunication services.

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

On February 12, 2002, the Argentine government issued Decree No. 293/02, which entrusts the Ministry of Economy with renegotiation of public services agreements affected by the Public Emergency Law, including agreements governing the provision of basic telephone services. Proposed agreements or recommendations resulting from the renegotiation process and executed by the Ministry of Economy were to be submitted to a special commission created within the Argentine Congress for its consideration, although the commission’s opinion shall not be binding upon the parties. We filed all information required by the Argentine government, which included proposals as to how to adjust our tariffs in light of the economic crisis.

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

In order to assist public utility companies in the renegotiation process, the Ministry of Economy issued procedural guidelines establishing a schedule comprised of four phases:

•	informal meetings with the relevant parties to discuss the renegotiation process;

•	presentations by public utility companies explaining how they have been impacted by the crisis and submitting proposals for possible solutions;

•	discussion and analysis of the proposals; and

•	submission of proposed agreements to the Ministry of Economy for consideration.

Pursuant to Emergency Decree No. 120/03 issued by the Argentine government on January 23, 2003, the government may provide for interim tariff revisions or adjustments as may be deemed necessary or convenient for the purposes of ensuring the continued availability, safety and quality of services provided to users under these contracts until the process of renegotiation of public service contracts and licenses required under the Public Emergency Law is completed.

Law No. 25,790 extends the term for the public works and utilities agreement until December 31, 2004; this term has been further extended until December 31, 2005 pursuant to Law No. 25,972. The term has been further extended until December 31, 2006 pursuant to Law No. 26,077. The National Executive Power shall be responsible for submitting the renegotiation proposals to National Congress, which will have to communicate its decision within a period of 60 running days counted from the date of reception of the proposal. In the event such period expires without Congress having reached a solution, the proposal shall be deemed accepted. If the proposal is rejected, the National Executive Power shall resume the process to renegotiate the applicable agreement. This rule establishes that the decisions adopted by the National Executive Power in this renegotiation process shall not be limited to, or subject to, the stipulations contained in the above mentioned regulatory frameworks currently governing the concession or licensing agreements for the respective public utilities. Renegotiation agreements may cover partial aspects of concession or licensing agreements, contain formulas to adjust such agreements or temporarily amend them and include the possibility of agreeing upon periodical reviews, as well as the establishment of conditions that must be met by the quality parameters applied to services. If there were temporary amendments, they should be taken into consideration in the terms of the final agreements reached with concessionaires or licensees. The legal provisions do not authorize public utilities contractors or concessionaires to suspend or alter compliance with their duties.

The Ministry of Economy, by Resolution No. 72/03 issued in February 2003, approved a method to calculate and transfer to our clients the impact of the tax on bank checking account transactions introduced by Law No. 25,413 that is paid by us on or after the effective date of such resolution. Resolution No. 72/03 explicitly referred to the Transfer Contract as a basis for approving such method. We believe that the position that the Ministry of Economy took in this resolution is consistent with our proposal and understanding of our rights under the Transfer Contract. According to Resolution No. 72/03, any such tax paid before that date should be included in the contract renegotiation required under the Public Emergency Law.

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

Under the legal framework described, on May 20, 2004, we, Telecom and the Argentine government signed a Memorandum of Understanding pursuant to which we all agreed to maintain the General Tariff Structure currently in force for the Basic Telephony Service until December 31, 2004, without waiving our rights. The parties also ratified their intent to reach a final contractual renegotiation before December 31, 2004, which did not happen. In addition, pursuant to the provisions of the Transfer Contract, the parties agreed that any new tax or charge, or any variation in those currently in force, subject to the control of Regulatory Authorities as established in certain sub-sections of the List of Conditions, would be itemized in the bills issued to customers for services in the jurisdictions levied with the respective tax or charge.

With the objective of establishing mechanisms to enhance access to telecommunications services, in the Memorandum of Understanding, an agreement was reached to implement the measures necessary to develop the following services:

1.	virtual telephony cards for the beneficiaries of the Head of Household Plan and for pensioners who do not have a telephone line and who meet the eligibility requirements set forth in the applicable resolution;

2.	internet access service in all its provincial centers at discount prices; and

3.	inclusion of heads of household who own a telephone line and meet the respective eligibility requirements for registration in the program, “Retirees, Pensioners and Low-Consumption Households.”

As stated in the Memorandum of Understanding, the Secretary of Communications issued Resolutions No. 261, No. 272, and 273 dated November 12, 2004 and November 23, 2004 and March 31, 2005, respectively.

Pursuant to Resolution No. 261, the Secretary of Communications approved our promotional offer to provide dial-up internet access service, as described in sub-paragraph 2 above, at lower prices to customers in urban areas located more than thirty kilometers away from our current hubs for the supply of low-cost internet (0610 internet) access service, in order to increase the number of areas with access to the internet.

Pursuant to Resolution No. 272, the Secretary of Communications accepted the proposal to implement the “Virtual Telephony” service for the beneficiaries of the Head of Household Plan mentioned in sub-paragraph 1 above, consisting in the Value Added Voice Messaging Service that allows users to receive and store messages. This service is available in the Buenos Aires Multiple Area, La Plata, Mar del Plata, Mendoza, Bahía Blanca and Neuquén.

Pursuant to Resolution No. 73 dated March 31, 2005, we and Telecom were instructed to include the beneficiaries of the Head of Household Plan who already own a telephone line in the implementation of customer category “Retirees, Pensioners and Low-Consumption Households” as long as they meet certain eligibility requirements. For that purpose, we are under the obligation to request the National Social Security Authorities (Anses) to supply us with the National Register of Beneficiaries of the Head of Household Plan.

In the opinion of our management, the application of the measures mentioned in paragraphs 1, 2 and 3 above will not have a significant impact on our results.

The deep changes in the Argentine economic model experienced since early 2002 and the current legislative framework (Emergency Law) are extraordinary events that significantly altered the economic and financial equation and the regime applicable to the industry, therefore allowing the renegotiation of the regime to adapt it to the new situation, in full compliance with the principles established in the List of Conditions and the Transfer Contract, in order to maintain a regular, continuous and efficient supply of telephony services. The Transfer Contract contemplates the possibility of automatically adjusting the tariffs in the case of extraordinary and unforeseen events therein defined or government actions or decisions that significantly affect the Transfer Contract’s original financial equation. The Transfer Contract also establishes a compensation on the part of the Argentine government when there are extraordinary events, including actions and decisions of the Argentine government such as a freezing of tariffs or price controls, as well as the procedures to be followed to collect such compensation.

We filed the information required by the Argentine government and have proposed to reestablish the tariff regime stipulated in the Transfer Contract, which contemplates peso-denominated tariffs whose intangibility is safeguarded by the application of the monthly consumer price index in Argentina or, if there were significant differences between this index and the variation of the US dollar, by the result obtained from the application of a polynomial formula that considers 40% of the monthly variation of the price of the US dollar and 60% of the variation of the monthly consumer price index in Argentina, which had been annulled with the enactment of the Convertibility Law and the issuance of Decree No. 2,585/91. We proposed different alternatives to achieve such objective, especially to handle the transition from current tariffs to those resulting from the application of the Transfer Contract.

On February 15, 2006, we and UNIREN, on behalf of the National Government, executed the Memorandum of Understanding 2006. After the procedures provided for in current regulations are met, this instrument will be necessary background to execute the Protocol of Renegotiation of the Transfer Contract (“Protocol of Renegotiation”), as provided for in Law No. 25,561, Section 9.

Among others, the Memorandum of Understanding 2006 discusses the following main issues:

1)	Investments: we will continue making investments for the technological upgrade and development of our network and new services;

2)	Service Targets and Long-Term Targets (see “—Regulatory Matters—Service Requirements” and “—Revocability of Our License”);

3)	Contractual Compliance (see “Introduction”);

4)	Regulatory framework;

5)	Stay of actions and subsequent waiver of rights and withdrawal of actions (see “—Revocability of Our License”);

6)	Adjustment of value in international incoming calls in the local area through the application of a correction factor, so that the value mentioned in section 37, of Annex II, to Decree 764/00 undergoes a three-fold increase;

7)	Unification of the low rate time band for local calls, national and international long-distance calls starting as from the implementation of the Protocol of Renegotiation; and

8)	Equal treatment: In the context of the process to renegotiate the contracts, the National Government undertakes to treat us on the basis of terms reasonably similar to those afforded to other telecommunications companies participating in the process.

The Memorandum of Understanding 2006 has been submitted to a Public Hearing in order to promote the involvement of users and the community at large so that its terms and conditions will be based on a consensus to move forward with the execution of the Protocol of Renegotiation. Additionally, the Memorandum of Understanding 2006 will be subject to any further approvals required by currently applicable rules and regulations.

Moreover, pursuant to a joint resolution, the Ministry of Economy and Ministry of Production, National Planning, Public Investment and Services (No. 122/2006 and No. 558/2006, respectively) called for public hearings to consider the Memorandum of Understanding 2006 above-mentioned. On March 21, 2006, the UNIREN set the public hearing which was celebrated on April 28, 2006 in the city of Mar del Plata, Argentina.

In the Memorandum of Understanding 2006, the parties agree to comply with and maintain the legal conditions provided in the Transfer Contract and regulations effective to date. Thirty days after the public hearing to be summoned by the UNIREN to discuss the Memorandum of Understanding 2006, both we and our shareholders are required to suspend for 210 working days all claims, remedies, and lawsuits filed or in progress both before administrative and arbitral tribunals, or any court of law in Argentina or abroad, based on or related to the events occurred or measures taken as a result of the emergency situation under Law No. 25,561 regarding our license and Transfer Contract.

In the Memorandum of Understanding 2006, and within the framework of the renegotiation of our Transfer Contract with the government and within the 30 days subsequent to the execution of the Protocol of Renegotiation by the PEN, we, and the shareholders representing at least 98% of the capital stock, would have to fully and expressly waive all the rights that may potentially be alleged as well as under all lawsuits filed or in progress, arising out of or related to the events or measures resulting from the emergency situation established in Law No. 25,561 in connection with the Transfer Contract and our license. The waiver should not be interpreted as our waiver to the rights that could apply to it based on possible future circumstances. Should such waiver not occur, this would give rise to the repudiation of the Protocol of Renegotiation for a cause attributable to us, thus resulting in the revocation or expiry of the license.

The Memorandum of Understanding 2006 provides that, in order to ensure the necessary forseeability in the telecommunications sector and considering the telecommunications expertise and experience contributed by sector companies, the PEN will commit its efforts to consolidating an adequate and consistent regulatory framework which, based on the legal and technical aspects of the industry, supplements and strengthens the regulations applicable to the sector.

In the opinion of our management and legal advisors, under the general principles of administrative law applicable to the List of Conditions and the Transfer Contract, the future rates should be set at levels sufficient to cover the cost of the service in order to preserve regular, uninterrupted and efficient provision of the public telephony utility service. It is possible that, over time, such rate schedules would not maintain the rate values in U.S. dollars or in pesos constantly in relation to any future increase in the general price level. If a future regulatory framework did not provide for the rates to change at a pace allowing balancing the economic and financial equation that both the List of Conditions and the Transfer Contract intended to preserve, such rate schedule could have an adverse impact on our financial position and future results of operations. As of the date of issuance of this Annual Report, we cannot predict the eventual outcome of the renegotiation pursuant to Public Emergency Law or the rate system that will apply in the future or when it will be implemented.

Rate Regulations

Decree No. 764/00 establishes that providers of telephone services may freely set rates and/or prices for their services, which shall be applied on a nondiscriminatory basis. However, until the Secretary of Communications determines that there is effective competition for telecommunications services, the “dominant” providers in such areas, which include us, must respect the maximum tariffs established in the General Rate Structure. Below the values established in such tariff structure, such providers may freely set their rates by areas, routes, long-distance legs and/or customer groups. To determine the existence of effective competition, the dominant providers must demonstrate that other providers of the same service obtained 20% of the total revenues for such service in the local area of the basic telephone service involved. Effective competition will be considered to exist in the provision of national or international long-distance services for calls originated in a local area covered by basic telephone service when the customers in such area are able to choose, through the dialing selection method, among more than two service providers, if each of them offers more than one long-distance destination.

In 2000, we filed a request to the effect that effective competition be officially acknowledged in the Buenos Aires Multiple Area (“AMBA”). Pursuant to a Resolution of the Secretary of Communications No. 304/03, the Secretary of Communications asked that we revise the presentations submitted, supplying additional information. We have complied with this request and no resolution has yet been made in the case.

For the areas and services for which effective competition has not been declared to exist, tariff agreements established that the maximum tariff per pulse had to be expressed in U.S. dollars in addition to a right for us to choose whether to adjust such tariff from April 1 to October 1 of each year based on the variation in the consumer price index of the United States of America. However, the Public Emergency and Exchange System Reform Law No. 25,561, dated January 6, 2002, provided that in the agreements executed by the Federal Administration under public law regulations, including public works and utilities, indexation clauses based on foreign countries’ price indices and any other indexation mechanisms could no longer be used. Law No. 25,561 also established that the prices and tariffs resulting from such clauses are to be denominated in pesos at the Ps.1 to U.S.$1 exchange rate. Furthermore, this law authorized the National Executive Power to renegotiate the above contracts taking into account the following criteria in relation to public utilities: (a) the impact of tariffs on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the systems comprised; and (e) the profitability of the companies.

Under the tariff regulation mechanism in effect known as Price Cap, to which we are subject, tariff discounts have been applied based on a formula made up by the U.S. Consumer Price Index and an efficiency factor. On October 4, 2001, the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires, in relation to the complaint filed by Consumidores Libres Cooperativa Limitada de Provisión de Servicios Comunitarios (“Consumidores Libres”), mentioned in Note 10.d to the Annual Financial Statements, awarded a precautionary measure ordering the National Government, us and Telecom to refrain from applying the corrections set forth in Section 2 of the Agreements approved by Decree No. 2,585/91 until final judgment is rendered in the case, which meant that the rates could not be adjusted by the U.S. Consumer Price Index.

We, Telecom and the Secretary of Communications entered into agreements for the application of the Price Cap for the 2000-2001, 2001-2002 and 2002-2003 periods. The Price Cap for the 2000-2001 period was established at 6.75%, of which 6% was allocated to rate reductions attributable to discount plans that were in effect in 2000 and the non-application of the semiannual adjustments to the pulse of that year value, among other items. The remaining 0.75% was to be applied as defined by the licensees. The Price Cap for the 2001-2002 period was established at 5.6%, and would be allocated to the non-application of the semiannual adjustments to the pulse value of 2001, plus the balance of the non-computation of the pulse value not applied in the price cap for the previous year. To date, the remaining amount has not been allocated to the services contemplated in the agreement. The Price Cap for the 2002-2003 period was established at an efficiency factor which could not exceed 5%, but its value was not fixed. The above-mentioned agreements require the approvals of the Ministries of Economy and Federal Planning, Public Investment and Services, which are still pending as of the date of issuance of this Annual Report. Moreover, neither the effect of the reduction in rates previously implemented as compared to the rate reduction adjustments established by the Secretary of Communications nor the rate differences pending application under the referred agreements, have been established. There was no Price Cap for the 2004 and 2005 periods.

In the opinion of our management and our legal counsel, the resolution of these issues related to the Price Cap and the complaint filed by Consumidores Libres might exclusively affect the maximum tariffs for future services that we are authorized to collect from our customers for services, areas or customers in which effective competition has not been declared. As of December 31, 2005, these maximum tariffs are the result of the application to the tariffs in force as of November 7, 2000, the discounts applied as a result of the implementation of the Price Cap corresponding to the period 2000-2001 and to the advanced decreases corresponding to the period 2001-2002, as established in the agreements mentioned.

Under the Price Cap mechanism currently in effect, the rate reduction percentage and the services to which such reductions will eventually apply depend upon the final approval of the above rate agreements, and on the outcome of the legal proceedings commenced by Consumidores Libres regarding the effective rate system.

Based on current rate regulation mechanisms, and considering our defense against the above legal proceedings, in the opinion of our management and our legal counsel, the outcome of these issues will not have a negative impact upon our financial position or a significant adverse effect on our results of operations.

In addition, Decree No. 764/00 reduced, as of November 2000, the interconnection charges for the origin and destination of calls in local areas to 1.1 Argentine cents per minute for those districts with more than 5,000 inhabitants or a telephone-set density above 15 telephones for every 100 inhabitants, to 1.3 Argentine cents per minute for the remaining districts and for those areas included in the original license of independent operators, and to 0.30 cents per minute for the transit within local areas. A 3% semiannual “price cap” reduction was applied during the first two years after these rules and regulations became effective. By virtue of the Public Emergency Law, the interconnection charges related to origin and destination of the calls were pesified at the rate of Ps.1.00 per U.S. dollar, and during 2003, 2004 and 2005, most of these private contracts were adjusted by CER.

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

Service Requirements

Pursuant to the List of Conditions and the License Agreement, we must ensure continuity, reliability, nondiscrimination and universal service provision. We also must provide, among other services, free emergency telephone services, free telephone directories to all subscribers and operator-assisted information. In addition, the List of Conditions sets forth certain mandatory service objectives that we must achieve and maintain. These include requirements pertaining to network penetration (new residential and public telephone lines, waiting-time standards for installation), network performance (frequency of failure, repair time standards, percentage of call completion), customer service (speed of operator’s response, maintenance and information service) and call efficiency (percentage of calls not “dropped” by the network).

Additionally, the List of Conditions provides that we must

•	comply with applicable regulations;

•	meet standards established for the physical condition of the network;

•	permit nondiscriminatory access to providers of competing services;

•	maintain connections to all cities presently connected to our network;

•	provide interconnection with international service operators and with other competing networks, as well as access to competing networks for their users; and

•	provide equal access to telephone lines to suppliers of data and value-added services.

In responding to consumer demand for new line installations and to meet the average waiting time requirement, we performed line installations in excess of those required in the List of Conditions. As of December 31, 2005, our backlog of pending applications for service was 47,649 lines.

In the Memorandum of Understanding 2006, it was agreed that as of December 31, 2010, we should achieve the goals established as long-term goals in Decree No. 62/90 and in the General Rules on Basic Telephone Service Quality. In addition, goals are established as of 2005 that will be effective through the date mentioned above.

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

In case of serious noncompliance with these obligations, our license could be revoked in accordance with the procedures set forth in the List of Conditions. Our license, however, would not be revoked if we were to obtain prior regulatory authority approval for the two first situations mentioned above.

In the Memorandum of Understanding 2006, and within the framework of the renegotiation of our Transfer Contract with the government and within the 30 days subsequent to the execution of the Protocol of Renegotiation by the PEN, we, and the shareholders representing at least 98% of the capital stock, would have to fully and expressly waive all the rights that may potentially be alleged as well as under all lawsuits filed or in progress, arising out of or related to the events or measures resulting from the emergency situation established in Law No. 25,561 in connection with the Transfer Contract and our license. The waiver should not be interpreted as our waiver to the rights that could apply to it based on possible future circumstances. Should such waiver not occur, this would give rise to the repudiation of the Protocol of Renegotiation for a cause attributable to us, thus resulting in the revocation or expiry of the license.

We believe that we have met all the effective obligations.

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

On December 20, 2001, the Ministry of Economy issued the Carrier Selection Rules for long-distance calls, which require carriers to make their networks and equipment available to provide the selection services within 80 days following the publication of these rules. Accordingly, customers are able to opt for their long-distance provider by dialing a specific three-digit code number. This new system will co-exist as an alternative for the presubscription provider for the line that originates a long-distance call at the time of making each call. On February 4, 2003, the Ministry of Economy issued Resolution No. 75/03, compelling providers to make available the carrier selection for fixed and mobile services within 120 days. As of the date of this Annual Report, our networks and equipment are available to provide the selection services, but no operator has asked us for such type of interconnection.

Interconnection

Decree No. 764/00 approved new Rules for National Interconnection and established the interconnection standards and conditions with which telephone service providers must comply without affecting preexisting agreements. These Rules for National Interconnection establish that:

•	several interconnection services are to be considered as essential facilities;

•	charges for access are to be substantially reduced;

•	clients are allowed to directly access the number translation services (internet service providers, call centers, etc.) whose providers are treated as “owners” of the calls; and

•	number portability rights would be implemented.

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

C. Organizational Structure.

As of the date of this Annual Report, Telefónica owns, through affiliates, approximately 98% of our outstanding shares. The remaining shares are owned by holders not affiliated with Telefónica (the “Minority Shareholders”). Our capital stock is held by the following affiliates of Telefónica:

•	Cointel (holder of all our Class A Shares representing 62.5% of our capital stock and 40.2 million Class B Shares representing 2.3% of our capital stock);

•	TISA, a Spanish company; and

•	TIHBV, a Dutch company.

Cointel’s current shareholders consist of three affiliates of Telefónica, which together beneficially own 100% of Cointel’s common stock. One of these is Telefónica Holding de Argentina S.A. (“Telefónica Holding”), which directly owns 50% of Cointel’s stock. Telefónica Holding has advised us that as of December 31, 2005, the principal shareholder of Telefónica Holding is TISA (with a 99.99% equity interest).

The following chart illustrates our corporate structure reflecting the common stock ownership of the group as of the date of this Annual Report.

(*)	Excluding Cointel’s preferred stock

We have a 50% equity interest in E-Commerce Latina.

D. Property, Plant and Equipment.

Our principal properties consist of a transmission plant, including outside plant and trunk lines, and exchange equipment. These properties have historically been and continue to be located throughout the Southern Region, principally in the province of Buenos Aires, but in connection with the extension of our service area to the Northern Region, are also located to a lesser extent in that region of Argentina. Of the net book value of our total outside plant, property and equipment as of December 31, 2005:

•	our outside plant, including external plant, transmission and switching equipment represented approximately 69.1%;

•	construction in progress, materials and prepayment to vendors represented approximately 6.5%;

•	land and buildings represented approximately 21.4%; and

•	furniture, cars and office equipment represented approximately 3%.

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

As of December 31, 2005, this property had a net book value of approximately Ps.581 million and approximately Ps.508 million of them had been registered in our name (both amounts in pesos restated for inflation until February 28, 2003).

The transfer of title related to the assets of ENTel was suspended in December 1991. This was because ENTel disputed its contractual obligation to pay stamp taxes on the transfer of assets located in the various Argentine provinces. We subsequently elected to pay these taxes in order to expedite the registration process. We, however, reserved the right to claim the stamp taxes from ENTel. The actions for the transfer of title to the assets of ENTel have been resumed.

We believe that registration of a major portion of the significant assets acquired from ENTel will be satisfactorily completed, and that the final resolution of this matter should not have a significant impact on our business, financial condition or results of operations.

ITEM 4A.	UNRESOLVED STAFF COMMENTS.

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

In addition to the management discussion below, you should carefully read our Annual Financial Statements and selected financial data included elsewhere in this Annual Report for additional information about us.

We prepare our Annual Financial Statements in accordance with Argentine GAAP. Argentine GAAP differs from U.S. GAAP. See Item 3: “Key Information—Selected Financial Data” and Note 21 to our Annual Financial Statements, which describe the principal differences between Argentine GAAP and U.S. GAAP that apply to us.

Introduction; Presentation of Financial Information

We are a licensed supplier of wireline public telecommunications, basic telephone and long-distance services in Argentina. On November 11, 2005, we sold our wholly-owned subsidiary Telinver, a company which publishes telephone directories in Argentina. See “Item 4: “Information on the Company—Business Overview—Disposal of Telinver-Publishing of Telephone Directories.”

Factors Affecting Our Results of Operations

Overview

The Argentine economy had been mired in a severe economic recession that began in the second half of 1998. Since then, Argentina’s GDP fell every year through 2002. In 2002, the peso had devalued by 237.0% (having reached 290% as of June 25, 2002) and Argentina experienced a rise in the wholesale price index of 118.0%. In 2003 the peso appreciated by 13.1%, the consumer price index grew 3.7% and the GDP growth was 8.7%. In 2004 the peso devalued against the U.S. dollar by 1.7%, the consumer price index grew 6.1% and the GDP growth was 9.0%. In 2005 the peso devalued against the U.S. dollar by 1.7%, the consumer price index grew 12.3% while the wholesale price index increased by 10.6% and the GDP growth was 9.2%.

	December 31,
	2005	2004	2003
Wholesale price index (annual % change)	10.6	7.9	2.0
Consumer price index (annual % change)	12.3	6.1	3.7
Gross domestic product (annual % change)	9.2	9.0	8.7
Devaluation/(Appreciation) (annual % change)	1.7	1.7	(13.1)

Source: INDEC, Banco Nación Argentina.

Our results of operation and financial situation have been negatively impacted by drastic political and economic changes that took place in Argentina from 2002. Because of the political and economic instability in Argentina, the following discussion may not be indicative of our current or future results of operations, liquidity or capital resources and may not contain all of the necessary information to help you understand our current results in relation to results from previous or future periods. In particular, it may be difficult to discern trends from our historical financial statements or in future periods due to the following factors:

•	the volatility of the exchange rate; and

•	the reintroduction of inflation accounting and its subsequent suspension.

Accordingly, the following discussion should be read in conjunction with, and qualified in its entirety by, the risk factors contained in this Annual Report. The most important factors affecting our results of operations were the following:

•	Pesification of our tariffs

Prior to 2002, our tariffs were denominated in U.S. dollars and billed to the customer in pesos. The Public Emergency Law abolished dollar-based tariffs and converted all public service tariffs (including our tariffs) into pesos at a one-to-one exchange rate.

•	Freezing of our tariffs

Our dollar-denominated tariffs were semiannually adjusted in line with the U.S. consumer price index. The Public Emergency Law abolished automatic indexation and froze our tariffs, and to this date, this is still in effect.

•	Devaluation

The Public Emergency Law eliminated the U.S. dollar/peso parity. Soon thereafter, the Argentine government permitted the peso to float freely against the U.S. dollar with a resulting decline in its value. The devaluation has had a material adverse impact on our results of operations as it was coupled with the pesification and freezing of our tariffs. In addition, major portions of our indebtedness are either in U.S. dollars or other foreign currency. During 2003 we had a financial gain of Ps.743 million as a consequence of the 13.1% appreciation of the peso against the U.S. dollar. During 2004, we had a financial loss of Ps.65 million as a consequence of the 1.7% devaluation of the peso against the U.S. dollar. During 2005 we had a financial gain of Ps.8 million as a consequence of the revaluation of the peso against foreign currencies other than the U.S. dollar.

•	Inflation and Inflation Accounting

During 2002, Argentina experienced inflation of 41% and 118% measured in terms of the consumer price index and the wholesale price index, respectively. As a result of the high inflation, Argentine GAAP reintroduced inflation accounting. During 2003, Argentina experienced inflation of 3.7% and 2.0%, measured in terms of the consumer price index and the wholesale price index, respectively; inflation accounting was suspended during 2003. During 2004, inflation measured in terms of the consumer price index was 6.1% and inflation measured in terms of the wholesale price index was 7.9%. During 2005, the consumer price index was 12.3%, or 101% higher than in 2004, and the wholesale price index was 10.6%

or 34% higher than in 2004. The most important impact of inflation on our results of operations was the incorporation into our financial statements of the effect of the exposure of our monetary assets and liabilities to inflation and the restatement in constant currency of the rest of our income statement accounts. The effect on our balance sheet and our shareholders’ equity was the restatement of our non-monetary net assets in constant pesos until February 28, 2003. See “—Inflation Accounting” below.

The pesification and freezing of our tariffs, the changes in the peso/U.S. dollar exchange rate, inflation, inflation accounting and the partial recovery of the economy are the main explanations for the variations in our results in 2005 in comparison to 2004 and in 2004 in comparison to 2003.

•	Mandatory contract renegotiation

Although we have adopted the following measures to mitigate the effects of changes in our business, and although certain indicators of the Argentine economy are currently showing favorable signs, our future operating conditions might not continue to be stable because the current regulatory framework has still not established rules to allow restoring the balance of the variables in our economic and financial equation. See Item 4: “Information on the Company—Business Overview—Regulatory Matters—Rates” and Item 3: “Key Information—Risk Factors.”

In response to the negative events mentioned (in 2002 and partially in 2003), we attempted to manage our cash flow and balance sheet to achieve high liquidity, while maintaining the quality of the services rendered. To that end we made the following changes:

•	Reduced our capital expenditures

We implemented a plan to reduce our capital expenditures rapidly. To that end we only developed those projects that were necessary to maintain the quality of our services, would generate cash flow in the near term and were deemed by us to be high priority.

•	Reduced our operating costs

We renegotiated most of our contracts, especially those foreign-exchange linked contracts and eliminated discretionary costs. The goal of the renegotiations was to reduce costs, including the reduction of the exposure of our costs to inflation and devaluation, and to adapt our costs to lower demand for our services. We have taken certain measures with respect to our suppliers’ contracts, including, among others, adjustments to service quality, changing the timing of delivery and services and their outright cancellation.

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

We implemented a series of actions to decrease the exchange rate risk on our current assets while managing our main accounts payable. In addition, we restructured a substantial portion of our debt, improving our maturity profile. As part of that strategy in 2003, we offered to exchange new notes due in 2007 and cash for our then existing notes due in 2004 and to exchange new notes due in 2010 and cash for our then existing notes due in 2008. We also exchanged new notes due in 2011 denominated in U.S. dollars and cash for the Series A and Series B notes of Cointel that were due in 2004. Under a simultaneous agreement with

TISA, we transferred the Cointel notes to TISA for a reduction of our short-term debt with TISA in an amount equivalent to the value of the Cointel notes. Moreover, in May 2004, October 2004 and February 2005, we issued negotiable obligations for Ps.163.3 million, Ps.200 million and Ps.250 million, respectively, under the Ps.1.5 billion program described below. See “—Liquidity and Capital Resources—Sources of Funds” below.

•	Increase in our lines in services and Internet users

During 2004 and 2005 we experienced an increase in our lines in service and ADSL users, which contributed to an increase in our revenues. Our lines in service increased by approximately 206,000 lines, or by 4.8% and our ADSL users increased by approximately 113,000 users, or by 60%. Our mission and strategy is to continue growing in high-speed internet broadband services such as ADSL connections.

Although we have adopted these measures to mitigate the effects of changes in our business, and although certain indicators of the Argentine economy are currently showing favorable signs, our future operating conditions might not continue to be stable because the current regulatory framework has still not established rules to allow restoring the balance of the variables in our economic and financial equation. See Item 4: “Information on the Company—Business Overview—Regulatory Matters—Rates.”

Effects on Our Operations and Our Ability to Pay Our Short-Term Debt

Our short-term strategy has been to adapt our business plans to address the challenges and risks presented by the Argentine economic crisis. Therefore the short-term strategy has focused on the renegotiation of the contract and, since early 2002, we have been taking certain steps to moderate the effects of the imbalance between changes in revenues and costs caused by the significant increase in the price of supplies and the cost of technology–related investments usually required by the business that we operate, and the situation affecting service rates described in Note 9.1 to the Annual Financial Statements. Some of these measures include:

•	capital expenditures controls;

•	operating costs reduction;

•	increased collection rates; and

•	debt renegotiation, cash management and roll-over of short-term debt.

The relationship between variables determining revenues and expenses was affected as a result of the “pesification” and freezing of our tariffs within the context of a potentially inflationary economy and may continue to be mismatched depending upon the regulatory framework to be designed by the Argentine government in the future. The Transfer Contract provides for mechanisms to re-balance the relation between the variables that determine income and costs (including investments), i.e., the so-called “economic and financial equation” upon the occurrence of certain circumstances. As mentioned elsewhere, the Public Emergency and Exchange System Reform Law established the pesification of originally U.S. dollar-denominated utility tariffs previously agreed upon in U.S. dollars at the U.S.$1.00 to Ps.1.00 exchange rate and authorized the PEN to renegotiate agreements. The Memorandum of Understanding 2006 seeks a commitment to establish in the future a stable legal framework for maintaining the legal conditions set forth in the Transfer Contract and the rules in force as of the date of the Memorandum. After the procedures provided for in current regulations are met, this instrument will be a necessary background to execute the renegotiation of the Transfer Contract with the government.

As of the date of this Annual Report, the evolution of the main macroeconomic variables since the economic crisis of years 2001-2002 show positive signs such as growth of the economy, stabilization of the exchange rate and less inflation, although there have been certain signs of deceleration in the pace of economic growth and rise in domestic prices. Therefore, in our opinion there is greater certainty in the operating and economic environment due to, among other factors, a relative stabilization in the peso equivalent amounts of foreign currency denominated debt, due to the financing already obtained and the gradual reduction of short term debt.

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

Fixed assets have been valued based on their recoverable value on the basis of our best estimate of future discounted cash flows of our telecommunication business, considering current information and future telephone service rate estimates. We have monitored the evolution of the macroeconomic variables that affect this business and, from time to time, we have adjusted our projections based on the latest trends. As explained in Note 1 to the Annual Financial Statements, the main macroeconomic variables have shown a relative stabilization. In our opinion, based on such projections and on the consideration of operating strategies available for these scenarios, we believe we will obtain sufficient future cash flows to recover the balances corresponding to fixed assets. Notwithstanding the foregoing, as explained in Note 2.3.g to the Annual Financial Statements, we will continue to monitor the situation and to assess the effect of any new future developments.

Our general financing policy is to cover future fund needs to continue our investment plan and repay short- and long-term debt mainly with funds generated by operations and also, if necessary, with bank loans and/or access to capital markets and, possibly, refinancing of indirect parent company loans.

As of December 31, 2003, our bank and financial short-term debt amounted to the equivalent of U.S.$637 million and our bank and financial total debt amounted to the equivalent of U.S.$1,509 million. During 2004, we decreased our debt. As of December 31, 2004, our bank and financial short term debt amounted to the equivalent of U.S.$367 and our bank and financial total debt amounted to the equivalent of U.S.$1,206 million. Additionally during 2005, we continued decreasing our debt. As of December 31, 2005 our bank and financial short term debt amounted to the equivalent of U.S.$171 million and our bank and financial total debt amounted to the equivalent of U.S.$910 million. As of December 31, 2003, we could not be certain that we would be able to meet our current debt obligations at their maturity date. During 2004, as well as in prior periods, we managed to gradually reduce our short-term indebtedness through a combination of partial payments and short- and long-term refinancing. As of December 31, 2004, we have been granted new short-term loans from local financial institutions in an amount of Ps.123 million. In addition, in May 2004 and October 2004 we issued negotiable obligations for Ps.163.3 million and Ps.200 million, respectively. In February, 2005 we issued negotiable obligations for Ps.250 million (see Note 11 to the Annual Financial Statements). We expect to arrange for additional placements in the future. These placements, in conjunction with internally-generated cash flows and possible refinancings options and/or other financing alternatives that, in our opinion, will enable us to settle or successfully refinance the remaining balance of our short-term indebtedness.

In turn, in the months of July, August and September, 2004, TISA has refinanced liabilities in the amount of U.S.$150 million, payable in monthly installments maturing from January through December 2005, and had advised us that, as of the date of this Annual Report, it was still assessing other financing alternatives for us including, if necessary, providing additional financing. As of December 31, 2005, we owed U.S.$13 million to TISA which matures in December 2006.

Effects on Our Results of Operations and Liquidity in Future Periods

Although there have been macroeconomic improvements in Argentina since the second half of 2003, including a deceleration of the inflation in wholesale price index and increases in the value of the peso against the U.S. dollar, we continue to operate in a very difficult and potentially volatile environment. In particular, we expect that the combination of the following circumstances may have an effect on our results of operations in future periods:

•	the outcome of the renegotiations of our contract with the Argentine government;

•	competition;

•	how the government will regulate our business including tariffs; and

•	the macroeconomic situation in Argentina, including inflation, exchange rate changes and unemployment.

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

Inflation Accounting

As a result of the inflationary environment in Argentina (there was an increase in the applicable index for restatement of financial statements (wholesale prices) of 118% in the period January through December 31, 2002) and the conditions created by the Public Emergency Law, the CPCECABA approved, on March 6, 2002, Resolution MD No. 3/2002 applicable to financial statements for fiscal years or interim periods ending on or after March 31, 2002. Resolution MD No. 3/2002 required the reinstatement of inflation accounting in financial statements in accordance with the guidelines contained in Technical Resolution No. 6 with the changes incorporated by Technical Resolution No. 19 issued by the FACPCE and adopted by Resolution CD No. 262/01 of the CPCECABA, which provides that all recorded amounts be restated by changes in the general purchasing power through August 31, 1995, as well as those arising between that date and December 31, 2001 stated in currency as of December 31, 2001.

On July 16, 2002, the Argentine government issued Decree No. 1,269/02 repealing Decree No. 316/95, instructing the CNV to, among other regulatory matters, issue the necessary regulations for the delivery to such authorities of balance sheets or financial statements prepared in constant currency. On July 25, 2002, under Resolution No. 415/02, the CNV reinstated the requirement to submit financial statements in constant currency. However, on March 25, 2003, the National Executive Power issued Decree No. 664/03 repealing the provisions related to the inflation adjustment established by Decree No. 1,269/02 and ordering the CNV, among others, to issue any applicable regulations to ensure that no balance sheets or financial statements in constant currency are accepted. Therefore, on April 8, 2003, Resolution No. 441/03 of the CNV set forth that from March 1, 2003, the restatement of financial statements in constant currency should be discontinued.

On December 2, 2003, under Resolution CD No. 190/03 the CPCECABA discontinued the application of the restatement for inflation into constant currency set forth in Technical Resolution No. 6 from October 1, 2003, considering that the conditions related to the application of the restatement for inflation continued until September 30, 2003.

However, the CPCECABA discontinued the application of the method that required restatement into constant currency as from October 2003. In accordance with the above, our financial statements as of December 31, 2005, 2004 and 2003 have been prepared recognizing the effects of variations in the purchasing power of the Argentine peso until February 28, 2003 (restated according to the changes in the Argentine wholesale price index published by INDEC) in compliance with the regulations issued by the National Executive Power and the CNV. The accumulated effect on that index between January 1, 2003 and September 30, 2003, was a decrease of 1.4%. The effect on our shareholders’ equity as of December 31, 2005 and 2004 and on results for the fiscal years then ended of not restating figures until September 30, 2003 is not significant. Shareholders’ equity as of December 31, 2003 and net income for the fiscal year then ended December 31, 2003 would have amounted to Ps.2,072 million and Ps.323 million, respectively, if they have been restated as of September 30, 2003.

Change in accounting principles—restatement of comparative financial statements.

a) Effects of issuance of Resolution 93/2005 of the CPCECABA.

In August 2005, the CPCECABA approved Resolution CD No. 93/2005, which introduced a series of changes in its professional accounting standards as a result of an agreement reached with the FACPCE to unify Argentine professional accounting standards adopted in the city of Buenos Aires by the CPCECABA and with respect to the ones adopted by Professional Councils of other provinces of Argentina. Such Resolution is effective for us from January 1, 2006. In addition, it establishes transition standards that defer the effective term of certain changes to the fiscal years beginning January 1, 2008. Early adoption is accepted.

The most significant effect relates to the difference between the inflation-adjusted book value of fixed assets (and other non-monetary assets) and their respective tax base (no inflation-adjusted) is to be computed as a temporary difference that result in the recognition of a deferred tax liability, however may still be considered as permanent difference provided that certain supplementary information is filed. Inflation accounting was discontinued in 2003. The latter criteria was previously considered by the CPECABA accounting rules. As of December 31, 2005, we had early adopted the changes to the accounting principles (see Note 2.2 and 2.3.k to the Annual Financial Statements).

According to Argentine GAAP, we have retroactively modified the comparative financial statements of December 31, 2004 and 2003 to give effect to this accounting change, with the effect on the initial balance of shareholders’ equity computed as an adjustment to accumulated deficit as of December 31, 2002. The retroactive effect of this change after considering the periods of estimated reversal of deferred tax assets and liabilities, resulted in a Ps.586 million in unappropriated deficit and the corresponding decrease in shareholders’ equity at the beginning of the fiscal year ended December 31, 2003. (see Note 2.3.k of our Annual Financial Statements).

The adjustments computed in the financial statements for the fiscal year 2005 and the retroactive restatement of comparative financial statements for the fiscal years 2004 and 2003 of the application of the new accounting principles effective in Argentina, which relate to the application of the deferred income tax method are as follows:

	2005		2004	2003
	(2)		(3)	(3)
Income statement
Inflation gain on monetary accounts	—		—	4
Income tax	350	(1)	—	—
Net income for the year	350	(1)	—	4
Balance Sheet
Liabilities-deferred income tax	232		582	582
Shareholders’ equity
Balance at the beginning of the year	(582)		(582)	(586)
Net income for the year	350	(1)	—	4
Balance at the end of the year	(232)		(582)	(582)

(1)	Net of Ps.25 million corresponding to the taxable income from discontinued operations.
(2)	Effect of accounting change in current year financial statements.
(3)	Retroactive adjustment to comparative financial statements.

Regarding the rest of the changes provided in the Resolutions 93/2005 of the CPCECABA, we determined that they are not significant for the fiscal years ended December 31, 2005, 2004 and 2003.

b) Change in presentation of certain taxes in the Statements of Operations.

Statement of operations and related additional disclosures figures as of and for the fiscal years ended December 31, 2004 and 2003 were restated for comparative purposes due to the change in the presentation criterion of turnover tax, for purposes of improving the comparability with other companies of the telecommunication business in Argentine. The change, consisting of presenting such tax as an expense instead of a deduction from Net revenues, resulted in an increase in net revenues and selling expenses for the fiscal years ended December 31, 2004 and 2003 of Ps.122 million and Ps.106 million, respectively. There is no effect in net income.

Additional comparative information has also been presented following the same presentation criterion that breaks down figures for the abovementioned 2005 financial statements.

c) Presentation of discontinued operations.

The balances and transactions of the former subsidiary Telinver have been presented in one line under the caption Discontinued operations as described in note 16 to our Annual Financial Statements. Comparative financial statements have been restated accordingly.

Critical Accounting Policies

This operating financial review and prospects is based upon our Annual Financial Statements, which have been prepared in accordance with accounting principles generally accepted in Argentina, with amendments approved by the CNV. The preparation of financial statements in accordance with Argentine GAAP requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses for each year. Ultimate results could differ from those estimated if our estimates, or assumptions used in those estimates, do not actually occur. See Item 4: “Information on the Company—Business Overview” and Notes 2.3.g, 2.3.k, 2.4, 9, 12 and 15 to the Annual Financial Statements.

The financial statements include the effects derived from the economic and exchange regulations known as of the date of issuance of such financial statements. All of the estimates made by our management have taken into account the above-mentioned effects. The effects of additional economic regulations that could be implemented by the Argentine government will be considered in the financial statements when they become known by our management. See Note 15 to the Annual Financial Statements.

We believe the following represents our critical accounting policies. Our accounting policies are more fully described in Notes 2.3 and 12 to our Annual Financial Statements. The most critical accounting policies adopted in preparing the Annual Financial Statements according to Argentine GAAP, or according to U.S. GAAP where specifically noted, relate to:

•	the depreciable lives for each category of fixed assets;

We believe that the accounting estimate related to the establishment of asset depreciable lives is a “critical accounting estimate” because: (1) it requires our management to make estimates about technology evolution and competitive uses of assets, and (2) the impact of changes in these estimates could be material to our financial position, as well as our results of operations. Management’s estimates about technology and its future development require significant judgment because the impact of technology advances are difficult to predict.

•	the evaluation of fixed assets and limited life intangible assets for impairment whenever indicators of impairment exist;

Argentine GAAP requires that the recorded value of assets be evaluated for impairment against its recoverable value, which for a prolonged lived asset is generally defined as its economic use value. If an impairment indicator is present, we must assess whether the carrying amount of the asset is recoverable by estimating the sum of the future discounted cash flows (future inflows of funds minus future outlays of funds discounted at the rate that reflects the time value of money and risks specifically inherent in the asset) and before financial charges and income tax. If the carrying amount is greater than the recoverable amount, an adjustment charge must be recognized, based on the fair value of the asset. As a consequence of the unification of accounting standards in Argentina as described in “—Change in accounting principles—restatement of comparative financial statements” above, the method applicable to the assessment of recoverability is the discounted cash flow method. Under U.S. GAAP, the method applicable to the assessment of recoverability is the undiscounted cash flow method. We believe that the accounting estimate related to asset impairment is a “critical accounting estimate” because: (1) it requires our management to make estimates about future revenues and costs over the life of the asset; and (2) the impact of recognizing an impairment could be material to our financial position, as well as our results of operations. Management estimates about future revenues require significant judgment because actual revenues have fluctuated in the past and may continue to do so especially due to the pending contract renegotiation. In estimating future revenues, we mainly use our internal business forecasts and any current information we may have regarding changes in significant variables affecting such forecasts. We develop our forecasts based on recent revenue data for existing products and services, planned timing of new products and services, the estimated tariff increases and other industry and macroeconomic factors.

Fixed assets have been valued under the limit of their recoverable value on the basis of management’s best estimate of future discounted cash flows of our telecommunications business, considering current information and future telephone service rates estimates. We have monitored the evolution of the macroeconomic variables that affect our business and, from time to time, we have adjusted our projections based on the latest trends. As explained in Note 1 to the Annual Financial Statements, the main macroeconomic variables have shown relative stabilization. Management believes, based on the preparation of projections based on such trends and the consideration of operating strategies available for such scenarios, that we will obtain future cash flows enough to recover the balances corresponding to our fixed assets as of December 31, 2005. Notwithstanding the foregoing, as explained in Note 9.1 to the Annual Financial Statements, we will continue to monitor the projected situation forecasted and will assess the effects of any new future developments.

•	the creation of reserves for contingencies assessed as likely by our management, based on our estimates and in the opinion of our legal counsel (see Note 10 to the Annual Financial Statements);

We record an estimated loss from a loss contingency when information available prior to issuance of our financial statements leads us to conclude that it is probable that a liability has been incurred, and that the probability to occur is considered as probable, at the date of the financial statements and the amount of the loss can be reasonably estimated. Accounting for contingencies require us to use our judgment, and while we believe that our accruals for these matters are adequate, if the actual loss from the loss contingency is different than the estimated loss, our results of operations will be impacted in the period the contingency is resolved.

•	the creation of allowances, amounting to Ps.141 million as of December 31, 2005, to cover doubtful accounts based on our estimates regarding the terms and conditions of our potential future collection terms; and

•	the recoverability of deferred tax assets.

Management assesses the recoverability of deferred tax assets on the basis of estimates. The recoverability of deferred tax assets ultimately depends on our ability to generate enough taxable income during the periods in which such deferred tax assets are expected to be deductible. In making its assessment, management considers the reversal time period of deferred tax liabilities, projected taxable income and tax planning strategies. This assessment is based on a series of internal projections which are updated to reflect the trends. In accordance with accounting principles in force in Argentina, we must recognize deferred tax assets when future deductibility is likely. As of December 31, 2005, based on the information and projections available as of the date of issuance of these financial statements and considering the reversal of deferred tax assets and liabilities and the status of the variables affecting future taxable income, including the effect of the 2005 renegotiation of the Argentine Government debt, the changes in tax loss carryforwards amounts for the last three years, the stability of the foreign exchange rate, the projected inflation for the coming two years, and the reduction in foreign currency debt, the Company currently estimates that the deferred tax assets as of December 31, 2005 will probably be recovered (see note 2.3.k to the Annual Financial Statements).

We have made certain assumptions with respect to debt obligations, tax credits and accounts receivable with all levels of the Argentine government (federal, provincial and municipal governments and governmental agencies) that they will be honored either through collection or by delivery of alternative instruments, or by set off against taxes owed or future taxes payable. Our management reevaluated our holding of Patriotic Bonds, taking into consideration new developments affecting the Argentine government’s repayment commitment with respect to the bonds and the suspension of the offset feature of the bonds. On February 23, 2005, we accepted the sovereign debt-restructuring proposal made by the Argentine Government by exchanging our holdings of Patriotic Bonds for U.S. dollar denominated discount bonds. We received U.S.$8.8 million in nominal value and, in June 2005, U.S.$0.3 million as interest in arrears.

New Accounting Pronouncements under U.S. GAAP

(a)	Accounting Changes and Error Corrections

The FASB has issued FASB Statement No. 154, Accounting Changes and Error Corrections. This new standard replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and represents another step in the FASB’s goal to converge its standards with those issued by the IASB. Among other changes, Statement 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. Statement 154 also provides that (1) a change in the method of depreciating or amortizing a long-lived nonfinancial asset be accounted for as a change in accounting estimate (prospectively) that was effected by a change in accounting principle, and (2) correction of errors in previously issued financial statements should be termed a “restatement.” The new standard is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. Early adoption of this standard is permitted for accounting changes and correction of errors made in fiscal years beginning after June 1, 2005.

(b)	The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments

On November 3, 2005, the FASB issued Financial Staff Position (“FSP”) FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” which nullifies certain requirements of Emerging Issues Task Force (“EITF”) Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” and supersedes EITF Abstracts Topic No. D-44, “Recognition of Other-Than-Temporary Impairment Upon the Planned Sale of a Security Whose Cost Exceeds Fair Value.” The guidance in this FSP will be applied to reporting periods beginning after December 15, 2005. Early application is permitted. We did not expect that the adoption of this guidance will have a material effect on our financial position, results of operations or cash flows.

(c)	Accounting for Certain Hybrid Financial Instruments

In February 2006, the FASB issued SFAS 155, “Accounting for Certain Hybrid Financial Instrument—an amendment of FASB Statements No. 133 and 140.” The new statement: a) permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation; b) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133 “Accounting for Derivative Instruments and Hedging Activities”; c) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation; d) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and e) amends SFAS 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. We do not expect the adoption of this statement will have a material effect on our financial position, results of operations or cash flows.

d)	Accounting for Servicing of Financial Assets

The FASB has issued SFAS 156 “Accounting for Servicing of Financial Assets”, which amends SFAS 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. SFAS 156 permits an entity to choose between two measurement methods (amortization Method and fair value measurement method) for each class of separately recognized servicing assets and servicing liabilities. SFAS 156 is effective as of the beginning of an entity’s first fiscal year that begins after September 15, 2006. However, earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements for any interim period of that fiscal year. We are analyzing the effects of this statement on our financial position, results of operations or cash flows.

A. Operating Results.

For a discussion of the manner in which we charge our customers for the different services, see Item 4: “Information on the Company—Business Overview.”

Statistical Data

The following table provides basic information relating to the development of our domestic telephone system.

	December 31, 2005	December 31, 2004	December 31, 2003
Lines installed(1)	4,728,439	4,615,470	4,570,739
Lines in service(1)(2)	4,534,844	4,328,513	4,168,825
ADSL Broadband	301,902	188,840	69,336
Lines in service per 100 inhabitants (Southern Region)	26	25.1	24.4
Lines in service per employee	509.6	494.3	477.2
Total pending applications(3)	47,649	35,578	22,200
Percentage of lines connected to digital exchanges	100%	100%	100%
Public telephones installed	120,625	117,028	107,529

(1)	Include local lines, public lines and digital trunk access in service.

(2)	Exclude presubscribed lines.

(3)	Backlog in lines requested by customers for which installation is pending.

Comparison of Results of Operations for the Fiscal Years Ended December 31, 2005 and 2004.

All references made below to 2005 and 2004 are to our fiscal years ended December 31, 2005 and December 31, 2004. The following discussion is based on the amounts included in the Annual Financial Statements (in pesos restated for inflation until February 28, 2003). See Item 3: “Key Information—Selected Financial Data.”

Net Revenues

Total net revenues were Ps.3,367 million in 2005, an 8.4% increase from Ps.3,105 million in 2004. The increase in revenues in 2005 was principally due to an increase in the consumption of our services and an increase in the average number of lines in service.

Operating revenues presented by category of services in this Annual Report are derived from our accounting records, certain reports from our billing systems and certain estimates made by our management. This breakdown is not included in our Annual Financial Statements. Revenues are disclosed net of discounts and commissions.

The following table shows operating revenues in millions of pesos by category of services for the fiscal years ended December 31, 2005 and 2004:

	Fiscal Year Ended
	December 31, 2005		December 31, 2004(2)
Basic telephone service
Measured service	923	27.4%	893	28.8%
Monthly basic charges(1)	787	23.4%	746	24.0%
Special services	565	16.8%	477	15.4%
Public phones	185	5.5%	203	6.5%
Access charges	517	15.4%	403	13.0%
International long-distance service	125	3.7%	108	3.5%
Direct Lines	79	2.3%	88	2.8%
Other	186	5.5%	187	6.0%

	Fiscal Year Ended
	December 31, 2005		December 31, 2004
Total	3,367	100%	3,105	100%

(1)	Includes basic charges and charges for supplemental services.
(2)	Figures for the fiscal year ended December 31, 2004 were restated for comparative purposes due to a change in presentation criteria of turn over tax which consist of presenting such tax as an expense instead of deducted from Net revenues. See Note 2.2 to the Financial Statements and elsewhere in this document.

Basic Telephone Service

Measured Service

Measured service includes revenues that we collect from the traffic consisting of local and domestic long-distance calls made by our customers to our other customers through our network, to customers of other operators routed through our network as well as other operators’ networks. In this last case, we bill and collect revenues for the termination of those calls (included in “Access Charges Revenues”), and pay to the other operators the cost of using their network. See “—Cost of Services Provided, Administrative and Selling Expenses—Fees and Payments for Services” below.

Measured service increased by Ps.30 million or 3.3% to Ps.923 million in 2005 from Ps.893 million in 2004. The variation was mainly due to: (i) an increase of Ps.48 million or by 4.4% in the total average number of billable lines partially offset by (ii) a decrease in average urban and interurban consumption per line of approximately Ps.20 million, and (iii) by an increase in tariff discounts of approximately Ps.8 million in 2005 as compared to 2004.

Monthly Basic Charges

Monthly basic charges increased by Ps.41 million or 5.5% to Ps.787 million in 2005 from Ps.746 million in 2004. The variation was mainly due to: (i) an increase in our average number of billable lines of approximately Ps.25 million, (ii) an increase in revenues from supplemental services of approximately Ps.21 million, mainly due to the increase in the average price of these services of approximately 9.7%, and (iii) a decrease in 2005 in the average number of lines out of service as compared to last year that generates an increase of Ps.8 million in the monthly basic charges, partially offset by an increase in tariff discounts of approximately Ps.5 million in 2005 as compared to 2004.

Special Services

Special services include:

•	supplementary services (for example, call waiting and call forwarding) provided through digital switches and telephones;

•	special services for companies (for example, digital links between customers and digital trunk access);

•	internet access including ADSL broadband;

•	other services such as calling cards, toll-free calling, voice messaging and collect calling; and

•	prepaid cards.

Special services increased by Ps.88 million or 18.4% to Ps.565 million in 2005 from Ps.477 million in 2004. The variation was mainly due to an increase of: (i) Ps.91 million in Internet service subscriptions billed, due to the rise in the number of ADSL (broadband) users of 78.9% and, (ii) Ps.8 million in services provided to suppliers of audiotext and free calls, partially offset by a decrease of Ps.11 million in services provided to other suppliers for agreements signed in 2004.

Public Phones

Revenues from public phones decreased by Ps.18 million or 8.9% to Ps.185 million in 2005 from Ps.203 million in 2004. The variation mainly results from: (i) a drop in consumption in third party calling centers, and (ii) an increase in discounts and rebates therein granted as a result of growing competition in mobile telephone services, partially offset by an increase in subscriptions.

Access Charges

We bill and collect revenues resulting from call termination of other operators through our network, and pay to the other operators the cost of using their networks. See “—Cost of Services Provided, Administrative and Selling Expenses—Fees and Payments for Services,” below.

Revenues resulting from access charges (interconnection) in 2005 amounted to Ps.517 million, as compared to Ps.403 million in 2004, representing an increase of Ps.114 million or 28.3%. The variation mainly results from an 18.9% increase in interconnection traffic, in particular with mobile telephone companies, both in transit and in access, and an increase in interconnection subscriptions of 21.7% or by Ps.15 million.

International Long-Distance Service

International long-distance service revenues increased by Ps.17 million or 15.7% to Ps.125 million in 2005 from Ps.108 million in 2004. This variation was mainly due to a 27.3% increase in traffic to customers and carriers.

Direct Lines

Revenues from direct lines decreased by Ps.9 million or 10.2% to Ps.79 million in 2005 from Ps.88 million in 2004. This variation was mainly due to a decrease in sales due to the increase in discounts granted.

Other Revenues

“Other” revenues increased to Ps.187 million in 2005 from Ps.185 million in 2004, which represents an increase of Ps.1 million or 0.5%. This variation is mainly due to connection revenues (see Note 2.3.m to the Annual Financial Statements) and was partially offset by an increase in computer assistance services and other management services provided, among others.

Cost of Services Provided, Administrative and Selling Expenses

Cost of services provided, administrative expenses and selling expenses increased by 6.6% to Ps.2,699 million in 2005 from Ps.2,531 million in 2004.

The following table shows the breakdown of expenses for the fiscal years ended December 31, 2005 and 2004, in millions of pesos:

	Fiscal Year Ended
	December 31, 2005		December 31, 2004(2)
	(in millions of pesos restated for inflation until February 28, 2003)
Salaries and social security taxes	447	16.6%	393	15.5%
Depreciation and amortization of fixed assets and intangible assets(1)	1,068	39.6%	1,131	44.7%
Fees and payments for services	683	25.3%	580	22.9%
Material consumption and other expenditures	66	2.4%	71	2.8%
Allowance for doubtful accounts	6	0.2%	(43)	(1.7%)
Taxes other than income tax	200	7.4%	182	7.2%
Management fee	75	2.8%	68	2.7%
Other	154	5.7%	149	5.9%

Total	2,699	100%	2,531	100%

(1)	Excluding the portion corresponding to financial expenses.
(2)	Figures for the fiscal year ended December 31, 2004 were restated for comparative purposes due to a change in presentation criteria of turn over tax which consist of presenting such tax as an expense instead of deducted from Net revenues. See Note 2.2 to the Financial Statements and elsewhere in this document.

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

Salaries and social security taxes increased by 13.7% or Ps.54 million to Ps.447 million in 2005 from Ps.393 million in 2004. The variation was mainly due to an increase in salaries, mandated by a decree of the PEN, to employees included and not included in the collective bargaining agreement during the first quarter of 2005, and to the employees included in the collective bargaining agreement, during the last quarter of 2005. Additionally, this variation includes the effect of the agreements between us and the unions, which represent the employees governed by collective bargaining agreements, that took place in December 2004. These increases were accompanied by a slight increase in our average headcount, which varied approximately 1% to 8,812 in 2005 from 8,728 in 2004.

The productivity index, measured as lines in service by employee grew from 494.3 in 2004 to 509.6 in 2005, which represents approximately a 3.1% increase.

Depreciation and Amortization of Fixed Assets and Intangible Assets

Total depreciation and amortization of fixed assets and intangible assets decreased to Ps.1,068 million in 2005 from Ps.1,131 million in 2004. The decrease was mainly due to assets that were fully depreciated as of December 2004 (mainly transmission, switching and radio equipment), partially offset by the depreciation of investments in fixed assets applied during 2005.

Fees and Payments for Services

Fees and payments for services increased by 17.8% or Ps.103 million to Ps.683 million in 2005 from Ps.580 million in 2004. This variation was mainly due to:

•	temporary personnel expenses of Ps.20 million, mainly due to the need to hire temporary personnel and salary increases mandated by the decree of the PEN;

•	network maintenance expenses of Ps.21 million, mainly due to repair charges caused by cable theft and an increase in preventive maintenance on the lines in service;

•	advertising expenses of Ps.12 million, mainly generated by an increase in the number of advertising and telemarketing campaigns, accompanied by an increase in their average cost;

•	interconnection fees to providers amounting to Ps.15 million due to the increase in traffic, mainly outgoing international internet calls as a consequence of the increase in Internet services supplied by us;

•	Ps.11 million in advice and consulting fees, mainly due to the increased use of consultants;

•	technical service charges of Ps.11 million, mainly due to an increase in the capacity hired from service providers;

•	commissions for sales and building maintenance of Ps.8 million; and

•	security, communication and travel expenses of Ps.5 million.

Material Consumption and Other Expenditures

Costs for material consumption and other expenditures decreased from Ps.71 million in 2004 to Ps.66 million in 2005. The main cause of this change was the smaller consumption of materials that were kept in stock by us. These decreases were offset by the higher prices of certain materials used and an increase in certain expenditures.

Allowance for Doubtful Accounts

The change in the charge for the allowance for doubtful accounts can be summarized as follows: (i) in 2005, allowance for doubtful accounts was Ps.81 million, as compared to Ps.62 million in 2004, representing an increase of Ps.19 million; and (ii) a total recovery from collections of past-due customers in 2005 of Ps.75 million, as compared to Ps.105 million recovered in 2004, representing a decrease of Ps.30 million. These variations are due to an increase of activity during 2005 and the new collection plans implemented by us.

Taxes other than income tax

The charge to taxes other than income tax increased from Ps.182 million in 2004 to Ps.200 million in 2005. This variation is mainly due to an increase in our revenues, the taxable base of certain taxes and rates.

Management Fee

Management fees increased from Ps.68 million in 2004 to Ps.75 million in 2005, representing a 10.3% increase. This is mainly due to an increase in the income on which the management fee is based.

Other

Operating costs increased from Ps.149 million in 2004 to Ps.154 million in 2005, representing a 3.4% increase. The variation is due to an increase in transportation expenses of Ps.8 million, in cost of services provided of Ps.2 million, in commission expenses of Ps.3 million and in other payroll expenses of Ps.1 million. This increase is partially offset by a Ps.9 million decrease in lease charges as a result of the expiration of the leases of vehicles.

Financial gains and losses

In 2005 and 2004 interests capitalized in fixed assets totaled Ps.11 million and Ps.8 million, respectively.

For 2005 and 2004, net financial gains and losses amounted to losses of Ps.315 million and Ps.448 million, respectively, representing a decrease of Ps.133 million. This decrease was mainly due to: (a) Ps.73 million for exchange difference gain resulting from the effect of changes in the exchange rate experienced in both periods, from a net loss of Ps.65 million in 2004 to a net gain of Ps.8 million in 2005 and (b) a reduction in interest and financial charges, of Ps.100 million, to a loss of Ps.270 million in 2005 from a loss of Ps.370 million in 2004, a decrease of our financial payables and in the interest rate applied to our debt with indirect controlling company, TISA, partially offset by a decrease in the interest rate applied to customers for payments in arrears.

Other expenses, net

Other expenses, net decreased from Ps.130 million in 2004 to Ps.64 million in 2005, representing a 50.8% decrease. The variation is mainly explained by a reduction in employee termination charges and by a decrease in reserves for contingencies.

Results of discontinued operations

Operations discontinued in 2005 resulted in a profit of Ps.103 million. In 2004, these operations represented a loss of Ps.3 million principally as a result of losses in the normal course of Telinver’s business. The increase between 2004 and 2005 mainly reflects the income derived from the sale of our equity interest in Telinver (see Notes 2.3.m and 16 to the Annual Financial Statements).

The sale price of Telinver was Ps.197 million. The cost of the disposal included Ps.29 million of the equity interest, Ps.49 million of the guarantees granted by Telefónica to TPI the Group and Ps.16 million including the result of operations, tax effects (consumptions of income carry forwards of and deferred tax income and other costs related to the transaction). Moreover, the payment of the sale price was secured by a promissory note, granted by each of the purchasers, maturing in May 2008.

Income tax

During 2005, income tax amounted to a gain of approximately Ps.375 million compared to nil in 2004. In 2004, given the uncertainty related to certain variables affecting future taxable income, we recorded an allowance against our net balance of deferred tax assets. The main reason for the variation is that during 2005 we determined that, on the basis of the information and projections available and considering the reversal of deferred tax assets and liabilities and the status of the variables affecting future taxable income, including the changes in tax loss carryforwards for the past three years, the effect of the 2005 renegotiation of the Argentine Government debt, the stability of the foreign exchange rate, the inflation for the coming two years, as well as a reduction in foreign currency debt, the balance of net deferred tax assets will probably be recovered.

Net income (loss)

Net income (loss) increased from a loss of Ps.8 million in 2004 to a gain of Ps.767 million in 2005. The main causes of this change were the increase in sales revenues, the exchange difference, the income derived from the disposition of our equity interest in Telinver and the reversal of the valuation allowance for income tax provided in prior periods (see Note 2.3.k to the Annual Financial Statements).

Comparison of Results of Operations for the Years Ended December 31, 2004 and 2003.

General Considerations

All references made below to 2004 and 2003 are to our fiscal years ended December 31, 2004 and December 31, 2003. The following discussion is based on the amounts included in the Annual Financial Statements (in pesos restated for inflation until February 28, 2003). See Item 3: “Key Information—Selected Financial Data.”

Net Revenues

Total net revenues were Ps.3,105 million in 2004, a 10.9% increase from Ps.2,801 million in 2003. The increase in revenues in 2004 was principally due to an increase in the consumption of our services and an increase in the average number of lines in service.

Operating revenues presented by category of services in this Annual Report are derived from our accounting records, certain reports from our billing systems and certain estimates made by our management. This breakdown is not included in our Annual Financial Statements. Revenues are disclosed net of discounts and commissions.

The following table shows operating revenues, in millions of pesos restated for inflation until February 28, 2003, by category of services for the fiscal years ended December 31, 2004 and 2003 net of any intercompany transactions.

	Fiscal Year Ended
	December 31, 2004(2)		December 31, 2003(2)
	(in millions of pesos restated for inflation until February 28, 2003)
Basic Telephone Service
Measured service	893	28.8%	837	29.9%
Monthly basic charges(1)	746	24.0%	691	24.7%
Special services	477	15.4%	396	14.1%
Public phones	203	6.5%	194	6.9%
Access charges	403	13.0%	335	12.0%
International long-distance service	108	3.5%	105	3.7%
Direct Lines	88	2.8%	86	3.1%
Other	187	6.0%	157	5.6%

Total	3,105	100%	2,801	100%

(1)	Includes basic charges and charges for supplemental services.
(2)	Figures for the fiscal years 2004 and 2003 were restated for comparative purposes due to a change in presentation criteria of turn over tax which consist of presenting such tax as an expense instead of deducted from Net revenues. See Note 2.2 to the Financial Statements and elsewhere in this document.

Basic Telephone Service

Measured Service

Measured service increased by Ps.56 million or 6.7% to Ps.893 million in 2004 from Ps.837 million in 2003. The increase was mainly due to a 6.6% increase in the total average number of billable lines and an approximate 2.3% increase in the average local and domestic long-distance consumption by line. These increases were partially offset by an approximate 30% increase in the commercial discounts granted in 2004 compared to those granted in 2003.

Monthly Basic Charges

Monthly basic charges increased by Ps.55 million or 8.0% to Ps.746 million in 2004 from Ps.691 million in 2003. The increase was mainly due to (1) an increase in the average number of billable lines, which generated approximately Ps.10 million, (2) an increase of Ps.16 million in revenues from supplementary services, mainly due to an increase in lines in service of approximately 11%, and (3) a reduction in the average number of lines out of service as compared to last year.

Special Services

Special services increased by Ps.81 million or 20.5% to Ps.477 million in 2004 from Ps.396 million in 2003. The increase was mainly due to increases of: (1) Ps.63 million in subscriptions billed due to an 82% rise in the number of ADSL users; (2) Ps.4 million in prepaid cards; (3) Ps.4 million in services provided to suppliers of audiotext and toll-free calls; and (4) approximately Ps.10 million in services provided to other suppliers.

Public Phones

Revenues from public phones increased by Ps.9 million or 4.6% to Ps.203 million in 2004 from Ps.194 million in 2003. The increase was due to a 9.4% increase in the average number of lines for public telephony service, principally due to an increase in the number of third-party owned telephone booths, partially offset by a decrease in the average traffic per public telephone line.

Access Charges

Revenues resulting from network access (interconnection) increased by Ps.68 million or 20.3% to Ps.403 million in 2004 from Ps.335 million in 2003. The increase was due to a 27% increase in interconnection traffic, particularly with mobile telephone companies, partially offset by the recognition of income in 2003 related to pricing agreements executed with the operators.

International Long-Distance Service

Operating revenues from international long-distance service depend on the volume of traffic, the rates charged to our customers, charges to the other Argentine telecommunications providers that place international calls through our international network, and the agreed rates charged among foreign telecommunications carriers and correspondents. Payments between carriers are usually made on a net settlement basis. The contribution of net settlements from foreign telecommunications carriers from international services amounted to a loss of approximately Ps.28 million and a loss of Ps.26 million for the fiscal years ended December 31, 2004 and December 31, 2003, respectively.

International long-distance service revenues increased by Ps.3 million or 2.9% to Ps.108 million in 2004 from Ps.105 million in 2003. This increase was mainly due to increases of approximately 7% in customers’ outgoing traffic and approximately 20% in incoming traffic from international carriers. These effects were partially offset by a 7% and a 6% decrease in the price to customers and foreign carriers’ average price, respectively.

Direct Lines

Revenues from direct lines increased by Ps.2 million or 2.3% to Ps.88 million in 2004 from Ps.86 million in 2003. This was mainly due to an increase in average prices which depend on the transmission capacity and the distance of lines, offset by a 3.1% decrease in the number of direct digital lines in service.

Other Revenues

Other revenues increased by Ps.30 million or 19.1% to Ps.187 million in 2004 from Ps.157 million in 2003. This increase was mainly due to an increase of approximately Ps.10 million in computer assistance services and invoicing and collections services, and Ps.5 million from other services. Revenues for installation charges increased approximately Ps.13 million. The variation was due to: (a) a 38% increase in line installations, partially offset by a drop in the average price per installation, (b) a 2% increase in public telephone installations and (c) a 286% increase in ADSL installations.

Cost of Services Provided, Administrative and Selling Expenses

Cost of services provided, administrative and selling expenses decreased by 1.3% to Ps.2,532 million in 2004 from Ps.2,566 million in 2003.

The following table shows the breakdown of expenses for the fiscal years ended December 31, 2004 and 2003, net of intercompany transactions. The amounts as of December 31, 2003 have been restated for inflation until February 28, 2003.

	Fiscal Year Ended
	December 31, 2004(2)		December 31, 2003(2)
	(in millions of pesos restated for inflation until February 28, 2003)
Salaries and social security taxes	393	15.5%	347	13.5%
Depreciation and amortization of fixed assets and intangible assets(1)	1,131	44.7%	1,288	50.2%
Fees and payments for services	580	22.9%	498	19.4%
Material consumption and other expenditures	71	2.8%	58	2.3%
Allowance for doubtful accounts	(43)	(1.7%)	(15)	(0.6%)
Taxes other than income tax	182	7.2%	153	6.0%
Management fee	68	2.7%	86	3.4%
Other	149	5.9%	151	5.9%

Total	2,531	100.0%	2,566	100%

(1)	Excluding amortization of deferred financing costs.
(2)	Figures for the fiscal years 2004 and 2003 were restated for comparative purposes due to a change in presentation criteria of turn over tax which consist of presenting such tax as an expense instead of deducted from Net revenues. See Note 2.2 to the Financial Statements and elsewhere in this document.

Salaries and Social Security Taxes

Salaries and social security taxes increased by 13.3% or Ps.46 million to Ps.393 million in 2004 from Ps.347 million in 2003. The increase was mainly due to salary increases granted to both unionized and non-unionized employees, both those included and not included in the collective bargaining agreement, and additional non-wage allowances granted in 2004 to unionized employees, including the effect of the agreements between us and the unions, which represent the employees governed by collective bargaining agreements that took place in December 2004, slightly offset by a decrease in average headcount to 8,747 in 2004 from 8,867 in 2003.

The productivity index measured as lines in service per employee increased by 3.6% to 494.3 in 2004 from 477.2 in 2003.

Depreciation and Amortization of Fixed Assets and Intangible Assets

Total depreciation and amortization decreased by 12.2% to Ps.1,131 million in 2004 from Ps.1,288 million in 2003. The decrease was mainly due to assets that were no longer depreciated in 2004 because of the end of their useful lives, mainly transmission, switching and radio equipment, partially offset by the depreciation of investments in fixed assets applied during 2004.

Fees and Payments for Services

Fees and payments for services increased by 16.5%, or Ps.82 million, to Ps.580 million in 2004 from Ps.498 million in 2003. This variation was mainly due to increases in the following:

•	fees for technical services and information technology of Ps.7 million mainly due to the increase in the hired capacity with services suppliers;

•	commissions on points of sales outsourced of Ps.10 million mainly due to an increase in our activity;

•	temporary personnel expenses of Ps.12 million, mainly due to an increase in the number of temporary employees hired and salary increases required by law;

•	charges for interconnection with other operators of Ps.11 million as a result of renegotiation of contracts which as of June 2003 were still underway, and an increase in consumption during 2004;

•	security, communication and traveling expenses in an amount of Ps.5 million;

•	network maintenance expenses of Ps.16 million, mainly due to an increase in charges for repairs as a consequence of cable theft, an increase in preventive maintenance and an increase in the prices charged by service providers; and

•	advertising expenses in an amount of Ps.28 million due to an increase in mass media advertisement and telemarketing campaigns, and an increase in the average cost of advertising.

These increases were partially offset by a reduction:

•	in property, plant and equipment maintenance and refurbishment expenses of Ps.5 million, mainly due to the completion of the refurbishment works at the new our headquarters in 2003; and

•	consulting expenses in an amount of Ps.3 million.

Material Consumption and Other Expenditures

Costs for material consumption and other expenses increased by 22.4% from Ps.58 million in 2003 to Ps.71 million in 2004. The variation was mainly due to an increase in the maintenance work carried out in our external plant resulting from an increase in the average number of lines in service (approximately 3.83% for lines in services and 172% for ADSL connections).

Allowance for Doubtful Accounts

The change in the charge of income for the allowance for doubtful accounts can be summarized as follows:

•	in 2004 the allowance for doubtful accounts was of Ps.62 million, compared to Ps.64 million in 2003, representing a decrease of Ps.2 million; and

•	a total recovery from past due customers in 2004 of Ps.105 million included Ps.20 million of collections of customers dropped out on December 31, 2003, compared to Ps.79 million in 2003, representing an increase of Ps.26 million.

These variations resulted from the improved paying capacity of customers as a result of the recovery of the macroeconomic environment in Argentina and the new recoverability plans implemented by us.

Taxes other than income tax

Taxes other than income tax increased from Ps.153 million in 2003 to Ps.182 million in 2004. This variation was mainly due to an increase in our revenues, the taxable base of certain taxes and rates.

Management Fee

Management fees decreased by 20.9% to Ps.68 million in 2004 from Ps.86 million in 2003. This was mainly due to a decrease in the applicable rate (from 9% of gross margin to 4%) since May 2003 as described in Note 1 to the Annual Financial Statements, partially offset by an increase of approximately 5% in the income considered for the calculation of management fees. See Item 4.

Other

The charge to income of other operating costs decreased by 1.3% to Ps.149 million in 2004 from Ps.151 million in 2003. The variation was mainly due to a decrease of Ps.9 million in lease charges as a result of the relocation to our new headquarters and the expiration of the leases of vehicles. This decrease was partially offset by transportation expenses of Ps.4 million.

Other Expenses, Net

Other expenses, net increased by 91.1% to Ps.130 million in 2004 from Ps.68 million in 2003. The variation was mainly due to an increase in the reserve for contingencies as a result of developments during 2004 of pending actions against us, partially offset by a reduction in employee termination charges.

Results of Discontinued Operations

Discontinued operations in 2004 resulted in a loss of Ps.3 million. In 2003 results from discontinued operations resulted to a gain of Ps.11 million. In 2004 and 2003 the variation was mainly due to the devaluation of the peso.

Financial Gains and Losses

Gross capitalized interest in fixed assets totaled Ps.8 million in both 2004 and 2003. In 2004, net financial gains and losses amounted to a loss of Ps.448 million, compared to a gain of Ps.234 million in 2003, a change in such charges of Ps.682 million. This change was mainly due to the Ps.808 million negative exchange difference resulting from the effect of changes in the exchange rate experienced in both fiscal years, from a gain of Ps.743 million in 2003 due to the appreciation of the peso against foreign currencies and to a loss of Ps.65 million in 2004 due to the devaluation of the peso. In addition, interest and financial charges decreased by Ps.86 million, to a loss of Ps.370 million in 2004 from a loss of Ps.456 million in 2003, a decrease in financial payables and a decrease in the interest rate applied to our debt owed TISA, partially offset by a decrease in the interest rate applied to customers for payments in arrears.

Net Income/(Loss)

Net income/(loss) decreased from a net income of Ps.409 million in 2003 to a net loss of Ps.8 million in 2004.

Taxes

Income Tax and Minimum Presumed Income Tax

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

Value-Added Tax

VAT does not have a direct impact on our results of operations. VAT rates on revenues are 21%, 27%, 31.5% and 44.15%, depending on the type and tax situation of the customer. The weighted average rate for current customers is between 24% and 26% of revenues. Beginning April 11, 1995, banks must withhold, on behalf of the Argentine government, 8% of revenues on the bills they collect on our behalf. The VAT actually deposited by us is the net amount resulting from the amount billed to customers minus the sum of the amounts withheld by banks and the amounts charged to us by our suppliers in connection with the purchase of goods and services.

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

Tax on Bank Checking Account Transactions

Law No. 25,413 (published in the Official Gazette on March 26, 2001), as amended and regulated, established, with certain exceptions, a tax levied on debits and credits on bank accounts maintained at financial institutions located in Argentina and on other transactions that are used as a substitute for the use of bank checking accounts. The general tax rate is 0.6% for each debit and credit; however, there are increased rates of 1.2% and reduced rates of 0.075%, depending upon certain conditions. Local bank checking accounts are subject to the 0.6% rate.

However, Decree No. 534/04 established that 34% of the tax levied on credits on bank accounts may be taken as a tax credit on income tax, tax on minimum presumed income or value added tax.

Turnover Tax

The rate of the tax on gross revenues depends on the jurisdiction in which revenue is generated and ranges from 2% to 6%.

Province of Buenos Aires Turnover Tax

Law No. 12,727 of the Province of Buenos Aires increased the turnover tax rate by 30% as of July 1, 2001 for taxpayers who in 2000 paid more than Ps.200,000 of such tax. In the case of telephone service, this means raising the rate for the Province of Buenos Aires to 4.55% from 3.5%.

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

Other Taxes

The tax assessed on us to finance the activities of the Regulatory Authority is levied on total monthly revenues from us for the provision of telecommunications services, net of any applicable tax on the revenues.

Decree No. 764/2000 approved the Rules for Universal Service which provide a subsidy mechanism for certain customer categories and zones considered to be relatively high-cost for rendering basic telephone service, financed with a special contribution called “investment contribution commitment” of 1% of the revenues obtained from rendering the telecommunications services, net of any applicable tax and automatic deduction provided by the related regulation. The tax is already accruing but the mechanism for receiving the tax amounts by the government and the assigning of subsidies has not yet been implemented by the Argentine government.

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

Section 80 of Law No. 25,565 provided for an employer’s contribution of 6% to health plans and a 21% for the employer’s social security contributions related to the following subsystems: retirement, family allowance, employment fund and healthcare for retirees and pensioners. Decree No. 814/01 allowed a certain percentage of the employer’s contribution to be credited against VAT monthly tax liability.

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

Increases in Allowance Salaries

After the issuance of Decree No. 1273/02, Decrees No. 2,641/02 and 905/03 established the mandatory payment of a monthly non-remuneratory amount of Ps.200 until December 31, 2003 to all the employees falling within the scope of collective bargaining agreements. Decree No. 392/03 increased by Ps.224 the basic salary of employees governed by collective bargaining agreements. The amount of Ps.224 was added to the basic salary of such employees in eight monthly installments of Ps.28 each from July 2003 to February 2004. This Ps.224 increase qualifies as an integral part of the salary and is therefore subject to payments to social security and contributions.

In addition, Decree No. 2005/04 established the mandatory payment of a monthly non-remuneratory amount of Ps.100 beginning on January 1, 2005 for all private employees. It also established an additional monthly remuneratory payment of Ps.60 starting on April 1, 2005 to employees falling under the scope of collective bargaining agreements that we had been paying instead as Ps.50 per month in a non-remuneratory basis as permitted under Decree No. 1,347/03 until March 31, 2005. Decree No. 1,295/05 established the mandatory payment of a monthly remuneratory amount of $120 for all private employees beginning on October 1, 2005 instead of the non-remuneratory amount of $100 stated by the above-mentioned Decree No. 2005/04.

Contingencies

We are presently facing various proceedings and claims in the areas of labor, tax, regulatory compliance and other matters, all of which arise in the ordinary course of business. Every situation of this type implies certain degree of uncertainty, and the outcome of individual matters is not predictable with certainty. If information available prior to the issuance of our financial statements, considered on the basis of the opinion of our legal counsel, indicates that it is probable that a liability had been incurred at the date of our financial statements, and the amount of the loss, or the range of probable loss can be reasonably estimated, then such loss is charged to expenses and accrued in the reserve for contingencies. As of December 31, 2005, the total amount recorded as reserves for contingencies is Ps.303 million.

The breakdown of the reserves for contingencies is as follows:

Labor contingencies:

The reserves for contingencies related to labor issues amounted to Ps.199 million and Ps.160 million as of December 31, 2005 and 2004, respectively. The closing balance of the reserve as of December 31, 2005 is mainly comprised of:

i)	aggregate assessment of probable losses of Ps.100 million resulting from a significant increase of claims brought by employees during the fiscal year 2004 related to salary differences, taking into account certain judgments at beginning of year of Appeals Courts that were adverse to us; and

ii)	claims for alleged rights provided in the labor law and related costs which amounted to Ps.36.3 million. We intend to defend our rights vigorously in whichever instances are necessary.

(iii)	other matters assessed as probable to incur losses related to:

•	Joint and several liability with third parties
•	Labor accidents
•	Illnesses; and
•	Other severance payments

Tax contingencies:

The reserve for contingencies related to tax matters assessed as probable of loss amounted to Ps.54 million and Ps.53 million as of December 31, 2005 and 2004, respectively. These tax issues are related to:

•	Municipal taxes

•	Provincial taxes

Civil, commercial and other contingencies:

The reserve for contingencies related to civil, commercial, administrative, regulatory compliance and other matters assessed as probable of loss as of December 31, 2005 and 2004 amounts to Ps.50 million and Ps.54 million, respectively. The other matters related to:

•	Damages

•	Regulatory compliance claims

•	Other claims for rescission of commercial agreements

Results of Operations in Accordance with U.S. GAAP

The main differences between net income calculated in accordance with U.S. GAAP and with Argentine GAAP are described in Note 19.c to the Annual Financial Statements. Operating income in accordance with U.S. GAAP amounted to an income of Ps.1,115 million in 2005, Ps.1,045 million in 2004 and Ps.890 million in 2003. Income from continuing operations before income tax and minority interest in accordance with U.S. GAAP amounted to an income of Ps.805 million in 2005, Ps.591 million in 2004 and Ps.1,064 million in 2003. After Income tax credit (charge) of gains of Ps.734 million in 2005, and Ps.85 million in 2004 and a loss of Ps.35 million in 2003, net income from continuing operations in accordance with U.S. GAAP amount to a gain of Ps.1,539 million in 2005, of Ps.676 million in 2004, and Ps.1,029 million in 2003. Net income in accordance with U.S. GAAP amounted to a net income of Ps.1,553 million in 2005, Ps.677 million in 2004 and Ps.1,043 million in 2003.

In 2005, in comparison with 2004, the net effect of U.S. GAAP adjustments (not including deferred income tax) resulted in a gain of Ps.427 million in 2005 from a gain of Ps.600 million in 2004. This variation of Ps.173 million was mainly due to:

(a)	a decrease in the charge of the reversal of inflation adjustment under U.S. GAAP (the inflation adjustment corresponding to the effect on depreciation and amortization) amounting to a loss of Ps.89 million;

(b)	an increase of Ps.8 million because of the reversal of impairment losses with respect to the Patriotic Bond due to the exchange mentioned in Note 13 to our Annual Financial Statements;

(c)	the effect of considering as capital contribution Ps.100 million corresponding to the sale of our equity interest of Telinver. Under U.S. GAAP, the transferor should not recognize gains on sales and other transfers of assets between related parties under common control. Consequently, we have recorded this transaction at book value, accounting for the difference between the sales price and the book value of the shares transferred as a capital contribution to us.

As of December 31, 2005, we currently estimate that the deferred tax assets as of December 31, 2005 will probably be recovered. The effect of the reversal during 2005 of the allowance that had been recorded until December 31, 2004, was included in the “Income Tax” line in the Statement of Operations as of December 31, 2005.

In 2004 in comparison with 2003, the net effect of U.S. GAAP adjustments (not including deferred income tax) resulted in a gain of Ps.600 million in 2004 as compared to a gain of Ps.669 million in 2003. This decrease of Ps.69 million was mainly due to:

(a)	a decrease in the charge of the reversal of inflation adjustment under U.S. GAAP (the inflation adjustment corresponding to the effect on depreciation and amortization) amounting to a loss of Ps.59 million;

(b)	a decrease of Ps.13 million in the current year deferred gain corresponding to installation charges of new lines in prior years, whose amortization period ended in 2003;

(c)	an increase of Ps.5 million in the amount of interest expense charged for the full year in 2004 on the adjustment corresponding to the Telefónica Argentina-Cointel exchange, in comparison to the adjustment including a charge for only 5 months in 2003 (the issuance of the debt was in August 2003); and

(d)	an increase of Ps.10 million corresponding to the debt refinancing cost related to the exchange of negotiable obligations described elsewhere in this document, that were deferred under Argentine GAAP, and expensed under U.S. GAAP in 2004 and 2003.

B. Liquidity and Capital Resources.

Sources of Funds

We finance our operations pursuant to a policy that combines the use of internally generated funds with the use of financings obtained from third-parties and shareholders. Our general financing policy has been to cover our future cash needs to achieve our investment plan and repay our short- and long-term debt mainly with funds generated by the operations plus, if necessary, with bank loans, access to the capital markets and possibly refinancing TISA’s loans. As of December 31, 2005, our current assets are lower than our current liabilities by Ps.570 million, and our financial and banking debt totaled the equivalent of Ps.2,760 million, out of which Ps.2,241 million are classified as non-current on our balance sheet and relate to agreements that provide for acceleration after the implementation of certain steps of their outstanding amounts, if other obligations are in default. Our current liabilities include approximately U.S.$13 million of debt owed to TISA. TISA has advised us that, as of the date of issuance of this Annual Report, it was still assessing and analyzing other financing alternatives for us, including, if necessary, providing additional financing.

As part of our cash management and debt refinancing mentioned herein, at our shareholders’ meeting held on December 19, 2003, our shareholders approved the creation of a global program for the issuance of negotiable obligations with ordinary guarantees, not convertible into shares, for a maximum outstanding amount at any time of Ps.1.5 billion or its equivalent in other currencies, in various series and/or successive tranches, either cumulative or non-cumulative, under Argentine law. This shareholders’ meeting delegated to our Board of Directors the power to set the remaining conditions of the issuance and to decide whether or not to request authorization to list on the BCBA and Mercado Abierto Electrónico (“MAE”) and/or other foreign exchange markets.

We succeeded in issuing three tranches of negotiable obligations under this program. In May 2004 we issued a one year zero-coupon note in the amount of Ps.163.3 million with an implicit yield of 8.05%. On October 28, 2004, we issued the second tranche, consisting of Ps.200 million under two series of negotiable obligations. That issue comprises Series A notes for an amount of Ps.134.8 million, with a 365-day term at an annual interest rate of 8.25%, and Series B notes for an amount of Ps.65.2 million, with a 548-day term at a variable interest rate coupon based on the BADLAR rate (defined as “the average interest rate paid by private or public banks for deposits over Ps.1 million between 30 and 35 days”) plus a spread of 240 basis points with a floor of 7% per annum and a cap of 15% per annum. Finally, on February 2005, we issued the third tranche consisting of Ps.250 million in two Series, the Fixed Rate Series for 365 days for Ps.200 million at an 8% annual interest rate and the Variable Rate Series for 730 days for Ps.50 million with a variable interest rate coupon based on the Tasa Encuesta (interest rate reported by the Central Bank for time deposits in pesos for up to 59 days, for amounts ranging from Ps.100,000 to Ps.499,999) plus a spread of 250 basis points with a floor of 7% per annum and a cap of 15% per annum. As the date of the issuance of this Annual Report the zero-coupon note, the Series A note of the second tranche and the fixed rate Series of the third tranche were totally repaid. These issuances, in conjunction with internally-generated cash flows and possible refinancing options and/or other financing alternatives that we may consider, will enable us to settle or successfully refinance the remaining balance of our short-term indebtedness.

On January 3, 2005, we assumed Telinver’s (our former wholly-owned subsidiary) debt in an amount of U.S.$39.2 million, corresponding to Telinver’s total indebtedness to TISA, which expressly consented to the assignment of such debt by Telinver to us. In addition, TISA agreed to reduce the interest rate of such debt from LIBOR plus 9% to LIBOR plus 4.5%. In consideration for our assumption of the debt, Telinver entered into two loan agreements in pesos with us in the amounts of Ps.71.5 million and Ps.45 million, respectively.

Subsequently, at Telinver’s Extraordinary Shareholders’ Meeting on February 14, 2005, we, as the controlling shareholder of Telinver, approved a capital increase of Ps.71.5 million. We subscribed this increase through the capitalization of the first loan agreement mentioned in the previous paragraph.

The remaining debt of Ps.45 million after the capitalization mentioned above is to be repaid by Telinver in eight semi-annual installments at 11% annual interest rate. The outstanding balance of this loan is Ps.34 million as of December 31, 2005. See Item 4: “Information on the Company—Business Overview—Disposal of Telinver-Publishing of Telephone Directories”.

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

We exchanged most of our notes due in 2002 for notes due 2006, which were puttable during 2004 under certain conditions. Such conditions were not met; thus, none of the puts was exercised.

As part of our strategy, in 2003 we offered to exchange new notes due in 2007 and cash for our then existing notes due in 2004 and to exchange new notes due in 2010 and cash for our then existing notes due in 2008. We also exchanged new notes due in 2011 denominated in U.S. dollars and cash for the Series A and Series B notes of Cointel that were due in 2004. Under a simultaneous agreement with TISA, we transferred the Cointel notes to TISA for a reduction of our short-term debt with TISA in an amount equivalent to the face value of the Cointel notes.

The benefits we obtained as a result of our debt renegotiation strategy were as follows:

•	Extension of maturities on our short- and long-term debt. Through offers to exchange our notes due in 2004 (which had been totally repaid in November 2004) and 2008, we extended the maturities of the major portion of our short and long-term obligations by three years and two and one-half years, respectively. The exchange of the 2004 notes, which was accepted by 73% of the noteholders, was the best available alternative to refinancing such notes. The successful outcome of the offer to exchange notes due in 2004 enabled us to avoid an offer to purchase the notes due in 2006 (U.S.$71.4 million) as required under the original terms and conditions of such notes, thus effectively maintaining the maturity of those notes at July 2006. In addition, we obtained acceptance of 66% in the exchange of the existing notes due 2008.

•	Exchange of a portion of our short-term intercompany debt for long-term debt with bondholders. We had agreed with TISA that once the offers to exchange Cointel’s notes had been carried out, we would transfer to TISA all the Series A and Series B notes of Cointel we acquired in exchange for a reduction in our short-term debt to TISA. As a result of this transaction, we settled for an amount equivalent to U.S.$174 million, by issuing long-term debt due in 2011 amounting to U.S.$148.1 million.

•	Reduction in outstanding debt. The cash payments we made as part of the exchange offer amounted to U.S.$76.1 million and Ps.4.6 million and served to reduce our debt by an equivalent amount.

•	Providing additional time during 2002 and 2003 until Argentina achieved economic and political stability. The successful outcome of these exchange offers has given us additional time to wait until the political and economic situation in Argentina stabilizes, which may provide opportunities to Argentine companies, including us, to regain access to capital markets and credit lines.

Cash Provided from Continuing Operating Activities. Cash flow from operations was Ps.1,752 million in the fiscal year ended December 31, 2005. Cash flow from operating activities increased Ps.198 million from Ps.1,554 million in 2004 to Ps.1,752 million in 2005 primarily as a result of the recovery of the macroeconomic situation in Argentina, principally reflected in an increase of revenues and the improving cash management with regards to collection policies and trade payables. Cash flow from operating activities increased Ps.74 million from Ps.1,480 million in 2003 to Ps.1,554 million in 2004 primarily as a result of the recovery of the macroeconomic situation in Argentina, the improving cash management with regards to collection policies and trade payables.

Cash Flows Used in Continuing Investing Activities. In the fiscal year ended December 31, 2005, we made capital expenditures of Ps.441 million, compared to Ps.387 million in 2004 (net of Ps.32 million and Ps.41 million financed by trade payables, respectively). We increased our capital expenditures during 2005 and 2004, focusing on expenditures related to strategic products, such as broadband and value added services. See “—Factors Affecting Our Results of Operations—Overview.” Moreover, the payment of the sale price of the disposal of our equity interest in Telinver was deferred and secured by a promissory note granted by the TPI Group that matures in May 2008. In the fiscal year ended December 31, 2004, we made capital expenditures of Ps.387 million, compared to Ps.141 million in 2003 (net of Ps.41 million and Ps.45 million financed by trade payables, respectively). We decreased substantially our capital expenditures in 2003 and 2002 as compared to historical levels in a response to the economic crisis in Argentina whereby we focused on conserving cash resources in the face of liquidity constraints. As a result, since 2002 we have reduced capital expenses rapidly and invested only in those projects that generate cash flow in the near term and those that were deemed to be high priority. See “—Overview”.

Cash Flows Used in Continuing Financing Activities. In the fiscal year ended December 31, 2005, cash used in continuing financing activities was Ps.1,233 million, which was comprised of a Ps.1,260 million decrease in bank and financial liabilities, a Ps.332 million increase in loan proceeds received, including the issuance of negotiable obligations for an amount of Ps.250 million in February 2005, and Ps.305 million in interest paid. Our outstanding foreign currency indebtedness was reduced from an equivalent of U.S.$1,034 million at the beginning of 2005 to U.S.$833 million at the end of 2005. In addition, we paid no dividends in 2005. In 2005, we cancelled U.S.$187 million of debt to TISA with internally generated funds, new loans with local banks and the issuance of negotiable obligations. In the fiscal year ended December 31, 2004, cash used in continuing financing activities was Ps.1,258 million, of which Ps.1,471 million represented a decrease in bank and financial liabilities not being compensated with loans received for Ps.565 million. Additionally, in 2004 we paid interest in the amount of Ps.350 million. Moreover, during 2003, we refinanced a portion of our notes due in 2004 and 2008 for an aggregate principal amount of U.S.$409.7 million with the issuance of new notes due in 2007 and 2010 and we cancelled part of our short-term debt held by TISA for an amount of U.S.$174 million with the Cointel notes obtained through the exchange mentioned above.

Investments in Fixed Assets and Capital Expenditures

The following table contains a breakdown of our capital expenditures. See also Item 4: “Information on the Company—Business Overview—Regulatory Matters—Rates.”

	Fiscal Year Ended December 31, 2005	Fiscal Year Ended December 31, 2004		Fiscal Year Ended December 31, 2003
	(in millions of pesos restated for inflation until February 28, 2003)
Land, buildings and equipment	11	10		2
Transmission and switching equipment	192	191		85
External plant	35	26		7
Telephone equipment	28	24		17
Materials	73	109		21
Other	134	77		54

Total(1)	473	437	(2)	186

(1)	In the fiscal year ended December 31, 2005, December 31, 2004 and December 31, 2003, includes Ps.32 million, Ps.41 million and Ps.45 million, respectively, financed by trade payables.

(2)	Includes Ps.9 million of assets transferred from inventory.

Our major network capacity expansion and/or enhancement projects in 2005 included:

•	Basic telephone lines: a project of activation of newly installed lines in the Southern Region focusing on achieving full-capacity utilization on plant addition and existing network capacity. During fiscal year 2005, we invested Ps.89 million, installing approximately 206,000 lines.

•	ADSL: a high-speed local access service that allows customers a permanent broadband connection to access internet service providers. The aggregate cost of this project during fiscal year 2005 was approximately Ps.132 million. As of December 31, 2005 and December 31, 2004 we had 301,902 and 188,840 users in service, respectively.

•	Other: our additional capital expenditure projects include software development. During 2003, 2004 and 2005, we were involved in the ATIS Project, an invoicing and collecting software. We invested Ps.47 million in 2005 in this project.

We plan to continue those projects that are required to maintain the quality of our services, generate cash flow in the near term and those that we deem to be high priority.

For the fiscal year ending December 31, 2006, we expect to make capital expenditures of approximately Ps.500 million. Estimates for capital expenditures are preliminary and are based upon assumptions regarding commercial, technical and economic factors such as rates for telecommunications services, exchange rates, inflation, demand and availability of equipment and buildings. See Item 4: “Information on the Company—Business Overview—Business Strategy.”

Dividends

On October 23, 2001, March 12, 2001, July 21, 2000 and November 15, 1999, the Board of Directors approved the use of the reserve for future dividends to distribute dividends in the amount of Ps.329 million, on each date (in pesos restated for inflation until February 28, 2003). No dividends were declared or distributed during the fiscal years ended December 31, 2005, December 31, 2004, December 31, 2003 and December 31, 2002.

Various shareholders’ meetings authorized the setting aside of a reserve for future dividends that would be at the disposal of the Board of Directors to pay cash dividends, at the Board’s discretion. However, as we have accumulated losses, our Board of Directors is not currently able to use the reserve to pay cash dividends until such accumulated deficits are absorbed.

The Shareholders’ Meeting held on April 21, 2006 approved the absorption of the total Ps.2,968 million loss recorded under unappropriated retained earnings by offsetting such balance against the whole balance of Reserve for future dividends: Ps.1,626 million, the whole balance of legal reserve: Ps.416 million and a part of the balance of Comprehensive adjustment to capital stock for Ps.926 million in accordance with the provisions of the CNV.

As a result of the above mentioned absorption, we will not be able to distribute dividends up and until a legal reserve is set up again for Ps.416 million and another reserve is raised in relation to income for the year ended December 31, 2005 for Ps.38 million in accordance with the provisions under section 70 of the Companies Law No. 19,550.

Debt

Our short-term indebtedness outstanding as of December 31, 2005 includes:

•	banks and other financial institutions financing totaling the equivalent of U.S.$14 million;

•	banks and other financial institutions financing totaling Ps.5 million;

•	8.00% Notes due February 2006 totaling Ps.103.9 million (this negotiable obligation was fully repaid at its maturity date);

•	U.S.$13 million in an intercompany loan owed to TISA due in December 2006;

•	9.875% Notes due 2006 totaling U.S.$71.4 million; and

•	BADLAR plus 2.40% Notes due April 2006 totaling Ps.65.2 million.

We have outstanding as of December 31, 2005 the following long-term indebtedness:

•	9.125% Notes due 2008 totaling U.S.$125.6 million;

•	11.875% Notes due 2007 totaling U.S.$189.7 million;

•	ENCUESTA plus 2.50% Notes due 2007 totaling Ps.$50 million;

•	9.125% Notes due 2010 totaling U.S.$212.5 million;

•	8.85% Notes due 2011 totaling U.S.$134.6 million;

•	8.85% Notes due 2011 totaling U.S.$0.03 million, which were converted into U.S. dollars in August 2004; and

•	banks and other financial institutions financing totaling the equivalent of U.S.$60 million.

As of December 31, 2003 our bank and financial debt in foreign currency were in terms of U.S. dollars the equivalent of U.S.$1,504 million or Ps.4,406 million. As of December 31, 2004 our debt in foreign currency had decreased in terms of U.S. dollars to the equivalent of U.S.$1,034 million, and decreased in terms of pesos to Ps.3,079 million. As of December 31, 2005 our debt in foreign currency had decreased in terms of U.S. dollars to the equivalent of U.S.$833 million, and decreased in terms of pesos to Ps.2,527 million. As of December 31, 2005, current assets were lower than our current liabilities by Ps.570 million. Current liabilities include U.S.$13 million (3%) of debt owed to TISA.

See Notes 11 and 12 of our Annual Financial Statements.

Our long-term debt from major financial institutions is in the amount of Ps.175 million as of December 31, 2005. These funds were borrowed under terms and conditions customary in these kind of transactions, which generally impose limitations on granting security interests on our assets or on present or future revenues, other than certain permitted encumbrances or unless certain predetermined conditions are met.

Additionally, we use other long-term bank credit lines to finance imports from different commercial banks.

Exchange of Notes

On May 19, 2003 our Board of Directors approved offers to exchange the then outstanding notes issued by us and by Cointel for new notes issued by us plus a cash payment. At our shareholders’ meeting held on June 26, 2003, our shareholders approved the issuance of new notes to be issued pursuant to the exchange offers.

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

Offer to exchange Cointel’s notes

Cointel’s 8.85% Series A notes due 2004 for U.S.$225 million and Series B notes due 2004 for Ps.175 million, both issued in July 1997, were included in the exchange offer.

On August 7, 2003, we issued U.S.$148.1 million of 8.85% notes due 2011 in exchange for Cointel’s Series A and Series B notes. In addition, in exchange for Cointel’s Series B notes, we issued Ps.0.1 million of peso-denominated 10.375% notes due 2011, which on August 1, 2004 were converted into U.S. dollar-denominated notes and started to accrue interest at an annual rate of 8.85%. They now have an outstanding principal nominal amount of U.S.$0.03 million. Additionally, we transferred Cointel’s notes acquired in this exchange offer to TISA, thus reducing our short-term financial debt with TISA in the amount of U.S.$174 million.

Related Party Indebtedness

As of December 31, 2005, we owed approximately Ps.38 million (approximately U.S.$13 million) to TISA, which matures in December 2006 and accrues interest at one month LIBOR plus 1% per annum. The agreements under which such debt was issued establishes the usual commitments for these kind of transactions, including (1) requiring such debt to be pari passu with all of our other debt, (2) establishing that the creditor may accelerate the term of our payable debt if there are changes in our equity, economic and financial situation that, due to their adverse nature, may affect our capacity to comply with the obligations assumed in the agreements or if there are restrictions that may limit our capacity to repay our debts, (3) giving the creditor the benefit of any financial covenant we have with any other creditor, (4) allowing the creditor to make assignments, and (5) including acceleration clauses that would be triggered in the event of certain court or out of court proceedings being initiated in connection with claims exceeding a certain percentage of our shareholders’ equity or one of our significant subsidiaries.

On January 3, 2005, we assumed all of Telinver’s (our former wholly-owned subsidiary) debt in an amount of U.S.$39.2 million, corresponding to Telinver’s total indebtedness to TISA, which expressly consented to the assignment of such debt by Telinver to us. In addition, TISA agreed to reduce the interest rate of that debt from LIBOR plus 9% to LIBOR plus 4.5%. In consideration for our assumption of the debt, Telinver entered into two loan agreements in pesos with us in the amounts of Ps.71.5 million and Ps.45 million, respectively. Subsequently, at Telinver’s Extraordinary Shareholders’ Meeting on February 14, 2005, we, as the controlling shareholder of Telinver, approved a capital stock increase equivalent to Ps.71.5 million. These shares were given to us as payment to the first loan agreement mentioned in the previous paragraph. The remaining debt of Ps.45 million after the capitalization mentioned above is to be repaid by Telinver in eight semi-annual installments and at an 11% annual nominal interest rate. See Item 5: “Operating and Financial Review and Prospects—Liquidity and Capital Resources.” The outstanding balance of this loan is Ps. 34 million as of December 31, 2005.

Exposure to Foreign Exchange Rates

Our financial and bank payables in foreign currency as of December 31, 2005 amounted to approximately U.S.$764 million (approximately Ps.2,317 million), 17 million euro (approximately Ps.62 million), and 5.8 billion Japanese yen (approximately Ps.148 million). We have entered into a currency swap agreement in respect of the 5.8 billion Japanese yen-denominated bank payables, as described in “Hedging Policy—Swaps” below). As of December 31, 2005, we also had the equivalent of approximately Ps.157 million of trade and other payables denominated in foreign currencies. Approximately Ps.338 million of our current receivables and investments are denominated in foreign currency.

Hedging Policy

An essential element of our exchange rate management policy is to minimize the negative financial results due to variations in the exchange rates, while still being able to maintain open currency positions (under strict risk supervision) in the market. The primary objectives of our policy are: (i) to secure payments in foreign currency, hedging firstly the short-term payments and then hedging the long-term ones, including through derivative instruments; (ii) to cover our indebtedness in foreign currency as disclosed in the balance sheet as they become due and (iii) to modify the composition of our financial indebtedness, or to refinance it by issuing peso-denominated debt or entering into agreements to convert it into peso denominated debts.

During the fiscal years 2002 and 2003, we had been unable to hedge the foreign exchange risk related to our foreign currency denominated debt due to the lack of depth of the peso/dollar derivative market, the shortage of appropriate counterparts or the high costs of such transactions. As of December 31, 2004 our U.S. dollar-denominated debt was approximately U.S.$983 million. In 2004, the peso devalued against the U.S. dollar resulting in a loss of Ps.65 million. In 2005, the exchange difference amounted to a gain of Ps.8 million. As of December 31, 2005, we had indebtedness in foreign currency in an amount equivalent to Ps.2,527 million and for the purpose of partially hedging our indebtedness in foreign currency, we have deposits and government securities in U.S. dollars in the amount of U.S.$98 million.

The main aspects of the hedging policy are:

•	Identifying risks and applying our risk management objectives and strategies.

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

Until 2002, we did not hedge our U.S. dollar-denominated debt because under the Convertibility Law the peso/U.S. dollar exchange rate was essentially fixed at parity and we had our revenues stream linked to the U.S. dollar because our rates were denominated in U.S. dollars and converted into pesos at the end of each month. However, in some cases, we hedged U.S. dollars against yen and euros, as discussed below. Before the Convertibility Law, according to the Transfer Contract, our rates were to be restated for inflation in Argentina and in certain extraordinary circumstances, by a specific formula which considered both the effect of the inflation and the variation in exchange rates. Since the end of the Convertibility Law, almost all of our revenues are stated in pesos but almost all of our debt was denominated in foreign currency so we had and still have a mismatch between our revenues and our financial debt in foreign currency.

As a consequence of the above-mentioned, we have established a policy of partially hedging our exposure to exchange rate risk because of the fluctuation of the value of the peso against foreign currencies and its effects on our ability to pay in the short term our debt obligations denominated in foreign currencies. We do not have, however, financial instruments for trading purposes. Moreover, our policy does not include holding derivative financial instruments to hedge our exposure to interest rate risk.

•	Matching the main features (such as notional value, maturity date and interest payment dates) of the underlying security and the derivative.

Another feature of our derivative strategy is the matching of the main features (such as notional value, maturity date and interest payment dates) of the underlying security with its respective derivative. This matching is especially sought for foreign currency debt and derivatives hedging payments in foreign currency. Even when a perfect hedge of the flows is sought, the lack of depth of Argentine derivative markets has led historically to imbalances between the characteristics of the hedges and the underlying debts, though they have not been significant with respect to the purpose of the hedge. We intend to reduce these imbalances so long as this does not involve disproportionate transaction costs. We intend to achieve this by documenting the relationship between the derivative and the hedged items. This process includes linking all derivatives designated as hedges to specific assets and liabilities or to specific firm commitments denominated in foreign currency.

•	Valuating the derivative using resources of the Telefónica Group.

We use internal valuations for derivatives instruments, which are verified with independents parties’ valuations (e.g., bank valuations).

As part of our hedging policy, we held the following derivative financial instruments:

Swaps

In September 1999, we entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the yen/U.S. dollar exchange rate in connection with the loan granted by the Export-Import Bank of Japan (currently the Japanese Bank of International Cooperation), which had a balance of 5.7 billion Japanese yen as of December 31, 2005. The loan matures in February 2011 and accrues interest at a rate of 2.3% per annum. The swap agreement provides for a fixed exchange rate of 104.25 yen per U.S. dollar. The interest rate paid to Citibank N.A. under the swap agreement during the term of the loan is 7.98% per annum. As of December 31, 2005, the amount of the related liability, taking into account the effect of the swap and the additional interest accrued, was U.S.$58 million.

Additionally, in December 1999, we entered into a second foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the euro/U.S. dollar exchange rate in connection with our net position of assets and liabilities in euros, including the balance of the loan granted by the Instituto Centrale Per il Credito a Medio Termine (the “Mediocredito Centrale”). The Mediocredito Centrale loan matures in May 2017 and accrues interest at a rate of 1.75% per annum. The swap agreement is in effect through May 2007 and provides for a fixed exchange rate of 0.998 euros per U.S. dollar. The interest rate paid to Citibank N.A. during the term of the loan is 2.61% per annum.

The swap agreements with Citibank establish, among other typical provisions for this type of transaction, the acceleration of payment upon the failure to pay financial debts for amounts in excess of 2% of our shareholders’ equity.

See Note 2.3.j of our Annual Financial Statements.

Call Spreads

In September 2004, we entered into an agreement with TISA for two new strategies of exchange rate options, known as “Call Spreads”, maturing in January and February 2005. These Call Spreads consist in an acquisition of a call option and a sale of a call option with different strike prices for a specific amount of currency.

Upon maturity, the options were not exercised because the exchange rates prevailing at those times were outside the strike prices of the options.

Currency Futures

We use currency futures for the purpose of hedging risks associated with exposure to the U.S. Dollar/Peso exchange rate. In April 2006, we entered into currency futures whereby currency positions are offset at the date of maturity of the respective agreements, for a total amount of U.S.$45 million, and with maturities until June 2006. The exchange rate agreed upon for these transactions ranges from U.S. Dollar 1 = Ps.3.04 to U.S. Dollar 1 = Ps.3.09. These agreements are used to hedge firm short-term indebtedness in U.S. Dollars in relation to the principal of our negotiable obligations.

See Item 11: “Quantitative and Qualitative Disclosures About Market Risk” for important information concerning exposure to foreign currency exchange rate changes.

Credit Ratings

On January 21, 2002, the Standard & Poor’s credit rating agency downgraded our foreign currency credit rating, and many other Argentine companies’ ratings, to “SD” or “selective default.” This revision reflected Standard and Poor’s view that these companies, including us, will find it “impossible” to meet some of their foreign currency obligations in a timely manner, due to sovereign-induced constraints prevailing at that time. On May 30, 2002, Moody’s downgraded our long-term foreign currency debt ratings to “Ca” after the announcement of our bond exchange.

Although both Standard & Poor’s and Fitch have lowered our foreign currency credit ratings based on the increased refinancing risk after the devaluation of the Argentine peso, the government-mandated pesification and freezing of our tariffs, and the harsh macroeconomic conditions in Argentina, since the end of 2003, both agencies increased our ratings as a consequence of our new maturity profile after the consummation of the exchange offers. In 2005, Standard and Poor’s increased our rating in March and November based both on the strengthening of economic conditions in Argentina in 2004 and 2005, and on improvements in our operating and financial performance. Fitch’s latest increase of our ratings took place in July 2005, due to our strong market position, our improved financial profile and TISA’s historical support.

Our notes are currently rated “B-” and “raBBB+” under Standard & Poor’s global and national scales, respectively. The notes are also currently rated “A-” and “B” by Fitch under its national and international scales, respectively.

Our notes issued during 2004 and in February 2005 under our local program are rated “A2” for short-term debt by Fitch under its national scale and “A-” for the long-term debt. Both ratings reflect Fitch’s view that we have an adequate capacity to meet our obligations in a timely manner in comparison with other issuers of Argentina.

C. Research and Development, Patents and Licenses.

We did not incur any material research and development expenses for 2005, 2004 and 2003. We hold no material patents and do not license to others any of our intellectual property. In connection with our provision of telecommunication services, we plan to develop our infrastructure based upon present and projected future demand of such services. We acquire the necessary technology, including equipment, from third parties.

D. Trend Information.

During 2004 and 2005, the telecommunications industry continued to adapt itself to the changes that occurred since the beginning of 2002. The companies reacted to the new scenario by carrying out liability restructurings, mergers and acquisitions among others. Despite cash flow constraints, the existing installed capacity generated a level of competition that affected the raise of prices in the industry.

In this scenario, we have following management priorities for the short and medium term in order to maintain our vision “to be Argentina’s most admired company in terms of personnel enthusiasm, customer satisfaction and contribution to the country’s development”:

•	further strengthening the traditional fixed telephony business by increasing the number of residential customers;

•	continuing to tap the Internet’s growth opportunities by forerunning broadband (ADSL) development, considered to be the main growth leverage for the residential segment. In the coming years we will implement a plan for growth that will allow us to maintain leadership in the access market in the areas we serve, maintaining quality and service standards comparable to the most developed markets around the world, with the aim of reaching one million ADSL customers in 2008;

•	consolidating our position as a comprehensive supplier for corporate customers, i.e., shifting from a vision focused on product development to a vision focused on the development of integrated offerings tailored to the needs of each segment;

•	applying selective criteria to expenditures and investment projects;

•	continuing with adequate cash management;

•	honoring assumed commitments;

•	encouraging our conversion into an organization focused on, and committed to, the customer; and

•	confirming our commitment to Argentina’s growth and capitalizing on the opportunities resulting from such growth.

In connection with the regulations governing the supply of telecommunication services, at present there are several legislative initiatives in the form of bills including:

1)	a bill for establishing the National Regime of Utilities (the “Bill”). This Bill defines public services as a kind of service that is supplied by the public administration either directly or indirectly to satisfy a public interest necessity, and provides that the National Government has exclusive authority to supply public services by itself or through third parties.

The bill seeks to introduce substantial changes in the regulatory framework under which we currently supply our services. Should it be finally enacted, it might be applicable to the renegotiation of public service contracts. The Bill includes provisions on the supply of services by private providers, always in the form of concessions, licenses or permits for specific terms, and establishes that the assets assigned to supply the services must be transferred to the State upon the expiration of such term. At present, we render our services under a perpetual license and have title to the assets assigned to supply the services.

In addition, although the Bill states that rates must give the service provider the chance to obtain a reasonable return on invested capital, it grants certain powers to the State that in practice could affect significant aspects such as rates (revenues) and service supply conditions, besides allowing the State to impose investment obligations, to the requirement that the private service provider must assume a portion of the cost of preferential rates charged to certain categories of users, to “rescue” the supply of service for public interest reasons without any default in payment of its obligations by the supplier.

2)	a bill that changes the treatment to be given to customers in arrears that was approved by the Senate on October 21, 2004. This proposal establishes that before the payment demand is sent to the customer in arrears, the public service supplier company must invite the customer to a mediation instance aimed at determining the actual difficulty to pay the service and giving the customer the possibility of exercising his right to be heard. At such session a payment schedule will be established without imposition for that time only of default interest if the payment is agreed upon and documented in such opportunity.

Pursuant to the Memorandum of Understanding 2006, the PEN has undertaken to make efforts to establish in the future a stable legal framework allowing to regulate the activities in the sector. To that end, it will send a bill of proposed legislation to the Legislative Power which will include the following minimum contents:

•	Assurance of a stable and effective regulatory framework applicable to the industry;

•	Maintenance and assurance of legal stability for the benefit of service development;

•	Strengthening of the Nation’s common good;

•	Assurance of adequate service provision;

•	Assurance of effective protection for the rights of users and consumers;

•	Incentives for the involvement of the private sector in telecommunications;

•	Promotion of sustainable technological evolution in the sector with a view to fixed and wireless connectivity;

•	Development of the Argentine telecommunications industry;

•	Promotion of job creation;

•	Promotion of investment commitments that guarantee sustainable development in telecommunications infrastructures based on respect for the principle of technological freedom; and

•	Establishment of an equal treatment for all providers.

We are unable to foresee if, in the future, the legislative bills or other regulations to be proposed will be finally enacted into laws or if they will become part of the regulatory framework that governs our activities, or whether they will be enacted as currently drafted or in any other way that could have higher or lesser effect on the conditions and framework under we currently operate.

As from the second half of 2003 there has been an improvement in the macroeconomy, including stabilization of the peso with respect to the US dollar. Although in 2005 retail prices already recorded an accumulated increase of 12.3%, it is a priority issue deserving the Government’s special attention in order to keep such index under control. In particular, we expect that the outcome of the renegotiations of the agreement with the Argentine Government, and how the government will regulate tariffs, may have a material effect on the results of its operations in future years accompanying the macroeconomic situation in Argentina, including inflation, devaluation and unemployment.

In particular, our results of operations are very sensitive to changes in the peso/ US dollar exchange rate because our primary assets and revenues are denominated in pesos while 64% all of our liabilities are denominated in U.S. dollars.

Our current long-term business strategy is to maintain and enhance our position in Argentina’s competitive telecommunications market. The implementation of this strategy involves the introduction of service offerings in new geographic areas, improving and expanding the services in the markets we currently serve and our continuous development as a provider of telecommunications services for corporate and residential customers, among other aspects.

In the long term, we intend to continue to solidify our position as the leading provider of integrated business solutions in Argentina by providing a full range of services including voice, value added services, and particularly in ADSL, and other high-technology products for corporate users of various sizes through different marketing channels. We also intend to continue to invest substantial resources and expect investments in 2006 to be in the region of Ps.500 million, both in traditional service and ADSL as well as in training and personnel development and in incentive programs to reduce costs and improve efficiency.

We consider that the implementation of these short- and long-term business strategies, hand in hand with the current stability in Argentina’s economic situation, will continue having a positive impact on the competitiveness of our telecommunications activities, and will help to reduce the adverse effects of growing competition.

See Item 5: “Operating and Financial Review and Prospects—Factors Affecting Our Results of Operations—Effects on Our Results of Operations and Liquidity in Future Periods.”

E. Off-Balance Sheet Arrangements.

Commitments Related to TMA

In connection with the PCS licenses, TMA jointly with Telecom Personal (with respect to the Metropolitan Area) and Miniphone (whose successors are TMA and Telecom Personal), were required to issue promissory notes (“pagarés”) in favor of the Argentine government to evidence their respective promises to pay the deferred purchase prices of their PCS licenses and to perform their respective obligations under such licenses. In that context, we provided, either to the Argentine government directly or to banks as support for guarantees by such banks of certain of those pagarés, guarantees of payment of the outstanding balance of the pagarés with maturity in June 2001 and performance guarantees in the amounts of approximately U.S.$22.5 million, as well as approximately Ps.45 million guaranteed jointly with Telecom.

As informed by TMA, the duties arising from its PCS licenses have been complied with. Although the CNC has finished the technical review of existing network, as of the date of issuance of Annual Reports the file of this technical review was on the administrative course and as a result we are still subject to these guarantees.The outstanding performance guarantees denominated in foreign currency have been converted into pesos.

Collateral for Segment Capacity Obligations to Intelsat

We also signed an agreement with Intelsat U.K., a company registered under the laws of England, by which the common shares we held in Intelsat Ltd. were pledged as collateral for the payment of the obligations arising in relation to segment capacity utilized. Because of the sale of all of Intelsat Ltd.’s shares to Zeus Holding Limited, we changed the collateral under the pledge agreement to a cash collateral in the amount of U.S.$0.66 million in order to maintain the guarantee of payments resulting from segment capacity utilized. In the opinion of our management, the sale of Intelsat Ltd.’s shares did not have a significant effect on our operations. See Item 4: “Information on the Company—Business Overview—Other Service and Investments—Other Investments.”

Commitments Related to the Sale of our Equity Interest in Telinver

As a part of the sale of Telinver, we made representations and guarantees customary in these kinds of transactions to the TPI Group, including the absence of any liabilities or liens other than those reflected in the financial statements of Telinver as of the date of the transaction and the seller’s liability for legal, tax and labor contingencies originating prior to the acquisition, among others.

In addition, we guaranteed to the TPI Group that for a term of five years, the transaction price will be adjusted in the event of certain changes in the economic and financial conditions of the contract for editing and advertising of the telephone directory, as well as in the event that we are prohibited from rendering the service provided for in the collection and billing services agreement through telephone bills.

On February 14, February 28 and June 14, 2002, the Tax Bureau of the Province of Buenos Aires (“DGR” in Spanish) issued three resolutions pursuant to which a summary procedure for tax determination purposes in relation to Turnover Tax for fiscal years 1996, 1997, 1998, 1999, 2000 and 2001 (January through July) was commenced against Telinver. The amounts claimed in such proceedings are Ps.4.4 million, Ps.0.3 million and Ps.1.7 million, respectively, plus the interest as set forth in the Tax Code of the Province of Buenos Aires. On January 22, 2004, Telinver lodged an appeal with the Tax Court of Appeals of the Province of Buenos Aires.

On November 15, 2005, the Tax Court of Appeals handed down a judgment on the third of the resolutions mentioned in the previous paragraph. Pursuant to the judgment, Telinver was to pay a total amount of Ps.15 million as principal and interest. Telinver has paid Ps.2 million as the principal amount claimed by DGR as a requirement prior to lodging an appeal of the decision of the Tax Court of Appeals with the court with jurisdiction over contentious administrative matters. Additionally, Telinver requested a precautionary measure alleging the unconstitutionality of the mechanism applied to calculate the interest established in the Tax Code of the Province of Buenos Aires. In the opinion of Telinver’s legal counsel, there are solid arguments to be granted the precautionary measure. As of the date of issuance of this Annual Report, such precautionary measure has not yet been issued.

On March 1, 2006, Telinver received a demand from DGR whereby it is required to pay within a term of 5 days the amount of Ps.1.5 million plus compensatory interest. On March 8, 2006 Telinver filed a brief with the provincial tax authorities rejecting such demand for payment on the grounds that the tax determination thereby included failed to consider Law No. 13,405, section 16 insofar as it establishes that compensatory interest may not exceed the limit of five times the amount of the outstanding tax liability. In response to the brief filed by Telinver, the Capital Federal Territorial Department of the provincial tax authorities shall send that file for consultation to the Tax Technical Advice Directorate of DGR.

In the opinion of Telinver’s legal counsel and the Company regarding the subject matter in dispute the position of Telinver is adequately supported. Thus, it is estimated that Telinver will be able to defend the matter successfully.

Based on the progress of the case as of the date of issuance of this Annual Report, and although the final resolution is subject to the uncertainties inherent to any pending court judgment, taking into account the sale contracts’s payment terms and clauses dealing with contingencies to date it is uncertain whether is probable that be granted the economic benefits related to the sale in connection with the contingency mentioned herein and, therefore, Ps.49 million were deferred until the uncertainty described is resolved.

F. Tabular Disclosure of Contractual Obligations.

The following table represents a summary of our contractual obligations and commercial commitments as of December 31, 2005:

	Payments due by period in millions of Ps.
	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
Contractual Obligations
Bank and Financial debt	3,494	704	1,400	906	484
Other long-term obligations	819	765	45	9	—
Total contractual cash obligations	4,313	1,469	1,445	915	484
Commercial Commitments
Operating Leases Obligations	43	18	21	2	2
Other commercial commitments(1)	63	63	—	—	—

Total commercial commitments	106	81	21	2	2

(1)	Includes leases of satellites, real property, operation and maintenance of submarine cables and the baseline of IBM contract. See Note 8.1 to the Annual Financial Statements.

Bank and financial debt include principal and interest. A sizable portion of this debt bears interest at variable rates. Consequently, we estimate interest payable based on interest rates in effect at December 31, 2005. Actual interest payments may significantly differ from these estimates on account of interest rate fluctuations. In addition, approximately 92% of our obligations are foreign-currency debt, and therefore principal and interest payments are estimates based on exchange rates in effect at December 31, 2005. Actual foreign currency debt payments may significantly differ from these estimates due to exchange rate fluctuations.

IBM Contract

On March 27, 2000, our Board of Directors approved the outsourcing through IBM of the operation and maintenance of the infrastructure of some of our information systems. Telefónica Argentina, Telinver, TMA and Telefónica Data executed a contract with IBM whereby we outsourced the operation and maintenance of the information technology infrastructure for a term of six and one-half years, and we transferred to IBM the assets used to render the services outsourced under the contract at a stated price.

1. Service Price: Over the duration of the contract, we committed to pay IBM a monthly charge as consideration for the base line services to be rendered under the contract, and other charges for the use of additional resources. The payment terms include decreasing monthly installments.

2. Transfer of Equipment: The agreement stipulated that at the inception of the contract, we would transfer to IBM at a fixed price the assets that were designated to provide the services at that date. Also, the agreement stipulated that at contract expiration, IBM shall transfer to us at a fixed price the assets that were designated to provide the services at that date.

3. Renewal of the Agreement: Fifteen months before the expiration of the agreement, the parties shall meet to discuss a possible extension. The parties shall conduct negotiations for three months. If the parties do not agree to an extension prior to twelve months before the expiration of the agreement, the agreement shall be terminated on the termination date.

As of the date of this Annual Report, we have started renegotiations for renewing the agreement.

The following is a summary of the primary contractual cash flows related to our agreement with IBM as it was originally stipulated in 2000:

(in millions of U.S. dollars)
Assets acquired by IBM	23
Baseline monthly installments (service fee total payments)	(213)
Repurchase of assets	(14)
Refund (only if contract is renewed)	3

As a result of the devaluation of the peso, we renegotiated the contract originally denominated in dollars. On the basis of a supplementary contract agreed upon by the parties, we undertook, among other obligations, to pay IBM for the services rendered pursuant to the contract from January 2004 to December 2006 the amount of Ps.44.8 million and U.S.$35.8 million in monthly installments. In addition, the IBM contract contemplates the possibility of renegotiating the amount in pesos semiannually upon request by the parties.

Other

We signed contracts for lease of satellites, real property and operation and maintenance of submarine cables, which include approximately 44 million of minimum future payments as of December 31, 2005.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A. Directors and Senior Management.

Our management consists of a Board of Directors. Our bylaws (Estatutos Sociales) provide for a Board of Directors consisting of no fewer than three and no more than eight directors and a like or smaller number of alternate directors for each sitting director. Our shareholders have currently fixed the number of directors and the number of alternate directors at eight. We currently have eight directors and, due to one resignation in 2005, seven alternate directors. Each alternate director may attend meetings of the Board of Directors and vote in the absence of the director for whom he or she is acting. Directors and alternate directors are elected at the annual ordinary meeting of shareholders to serve one-year renewable terms.

The Class A shareholders have the right to appoint up to six directors and six alternate directors. The Class B shareholders have the right to appoint one director and one alternate director unless there are six or more directors, in which case our Class B Shareholders shall be entitled to appoint two directors and two alternate directors. The Board of Directors appoints a Secretary to the Board of Directors.

Three of the members of our Board of Directors are independent as defined in Section 301 of the Sarbanes-Oxley Act and Resolution No. 368 of the CNV. All three are also members of the Audit Committee. The rest of the members of the Board of Directors are not independent.

The following is a list of the members of the Board of Directors and the Secretary to the Board of Directors as of the date of this Annual Report:

Name	Position	Date of Appointment	Appointing Affiliate
Mario Eduardo Vázquez	Chairman	2003	TISA
José María Álvarez-Pallete López	Vice Chairman	2003	TISA
Juan Ignacio López Basavilbaso	Director	2004	TISA

José Fernando de Almansa Moreno-Barreda	Director	2003	TISA

Guillermo Harteneck	Director	2001	Independent
Luis Ramón Freixas Pinto	Director	2000	Independent
Jaime Urquijo Chacón	Director	2003	Independent
Juan Jorge Waehner(1)	Director	2004	—

Eduardo Navarro Carvalho	Alternate Director	2004	TISA
Javier Benjumea Llorente	Alternate Director	1998	TISA
Javier Delgado Martínez	Alternate Director	2004	TISA
Gaspar Ariño Ortíz	Alternate Director	2005	Independent
Manoel Amorim	Alternate Director	2006	TISA
Juan Revilla Vergara	Alternate Director	2006	TISA
Manuel Echanove Pasquín(1)	Alternate Director	2004	—
Manuel Alfredo Alvarez Trongé	Alternate Director	2005	TISA
Alejandro Lastra	Secretary to the Board of Directors	2005	Not Applicable

(1)	These directors were appointed by the Supervisory Committee.

Set forth below are brief biographical descriptions of our directors.

Mario Eduardo Vázquez, 70, is the Chairman of our Board of Directors and our President since June 6, 2003. He was born in Argentina, graduated as an accountant and holds a degree in Economics. For 33 years, he practiced at Pistrelli, Díaz y Asociados, the member firm of Arthur Andersen & Co. in Argentina, where he was an associate partner for 23 years and was responsible for operations in Argentina for 20 years. He had an active participation in the reform of the Argentine public administration, the deregulation of the economy and the privatization of YPF S.A. and the telephone, gas and water public utilities.

José María Álvarez-Pallete López, 42, is a member of our Board of Directors and a Spanish citizen. He holds a degree in business administration from the Universidad Complutense of Madrid; he also studied Business Administration at the Université Libre of Belgium. He joined Telefónica in February 1999 as CFO of TISA. In September 1999, he became Corporate Chief Financial Officer at Telefónica. Since July 2002, he has been the CEO of TISA. In October 2005, he earned an Advanced Study Diploma (Diploma de Estudios Avanzados – DEA) from the Finance and Accounting faculty at the Universidad Complutense de Madrid.

Juan Ignacio López Basavilbaso, 51, is our Finance and Operation Management Vice-President, our CFO and a member of our Board of Directors and an Argentine citizen. He is an engineer and holds a business postgraduate degree from the University of California at Berkeley. He joined the Finance Department of Telefónica de Argentina in 1990, and was responsible for financial planning and capital markets until the end of 1994. He later served as

International Businesses Director of Telintar and acted as adviser to the general manager of Multicanal. He was appointed our Finance Director in April 1998, and since 1999 he has been our Chief Financial Officer. Before joining us, he worked in the corporate banking department of Citibank in Buenos Aires.

José Fernando de Almansa Moreno-Barreda, 57, is a member of our Board of Directors and a Spanish citizen. He received a degree in law from the University of Deusto (Bilbao, Spain). He joined the Spanish Diplomatic Corps, and served from 1974 to 1992, as Embassy Secretary and Counsellor to the Spanish Permanent Representation to NATO, in Brussels, Cultural Counsellor of the Spanish Representation to Mexico, Minister-Counselor of the Spanish Embassy in the Soviet Union, General Director of the National Commission for the 5th Centennial of the Discovery of the Americas, Chief Director for Eastern European Affairs, Atlantic Affairs Director and Deputy General Director for Eastern European Affairs in the Spanish Foreign Affairs Ministry. From 1993 to 2002, Fernando de Almansa was appointed Chief of the Royal Household of Spain, bearing the rank of Minister, by His Majesty King Juan Carlos I, and is currently Personal Adviser to His Majesty the King. He is a member of the Board and President of the International Affairs Commission at Telefónica S.A.

Eduardo Navarro Carvalho, 43, is an alternate member of our Board of Directors and a Brazilian citizen. He is a Metallurgic Engineer with a degree from the Federal University of Minas Gerais, Brazil. Since May 2005, he has been General Director of Strategic Planning, Regulation and Corporate Development at TISA. Between 1999 and 2005 he was Corporate and Regulatory Strategy Vice President at Grupo Telefónica Brazil, taking part of the Executive Committee of several companies belonging to Grupo Telefónica Brazil. For five years, he was a consultant at McKinsey & Company (1994-1999) and during that period he led projects in Brazil, Spain, Portugal and South Africa, focusing on the strategy of the Industry, Infrastructure and Telecommunications areas. He started his career in the steel industry and between 1986 and 1994 he worked at Grupo ARBED (at present Arcelor) as Chief of Development Sector and Chief of Cable & Wire Plant. At present, he is the President of AHCIET (Asociación Hispanoamericana de Centros de Investigación y Empresas de Telecomunicación – Ibero-American Association of Research and Telco Centers) Regulation Committee.

Guillermo Harteneck, 77, is a member of our Board of Directors and an Argentine citizen. He holds a degree in Accounting and business administration from the School of Economics of the Universidad de Buenos Aires, as well as a Master of Science in Economics from Baylor University, Texas. Until May 2000, he served as chairman of the executive committee of IOSCO, the International Securities Organization. During his extensive professional life, he held positions as statutory auditor and director at many leading Argentine companies. He was an associate professor at the School of Economics, Universidad de Buenos Aires.

Luis Ramón Freixas Pinto, 62, is a member of our Board of Directors. He is Argentinean and earned his degree in civil engineering at the University of Buenos Aires. He also completed a Program in Advanced Business Administration at IAE, Austral University, which is affiliated with the School of Economics at the University of NARRAVA, Spain (“IESE”). In 1978, he joined Dragados y Construcciones where he worked for one year. Later, he joined Dragados y Construcciones Argentina S.A., where he was in charge of the production, administration, HR and finance areas as Vice President. In 1993, he became the General Manager of Autopistas del Sol S.A, and he has been the Chairman of the Board of Directors since 2000. He took part in different activities related to community issues and, at present, he is a member of the Christian Businessmen Association where he formerly was a Board member. He is the Chairman of Fundación por Pilar, director of Nuevo Millennium and a member of Adespa (Association of Argentine Utility Companies). He is also a member of the Executive Committee of ESADE Consulting Council.

Jaime Urquijo Chacón, 74, is a member of our Board of Directors and a Spanish citizen. He is an engineer who completed his studies in economics and agriculture in the United States of America. He was secretary general, general director and president of Energía e Industrias Aragonesas S.A., an electrochemical company belonging to Banco Urquijo Group. Moreover, he was the founder of Desarrollo Químico Industrial, S.A. (DEQUISA), company engaged in chemical manufacture. He was advisor of Banco Urquijo and founded several companies related thereto. He was also advisor of Tabacalera, S.A.

Javier Benjumea Llorente, 53, has been an alternate member of our Board of Directors since 1998. He is Spanish and holds a Bachelor’s Degree in Economics and a Master’s Degree in Business Administration. He joined Abengoa, S.A. in 1980 as Assistant to the President. In 1986 he was appointed Advisor Member and in 1991, President. He is the President of Focus-Abengoa Foundation Charity, a member of the Managing Board and Managing Council of Fundación Universitaria Comillas-ICAI. He is Vice President of Compañía Sevillana Endesa, and Advisor of Air Liquide España, S.A., Estudios de Política Exterior, S.A. and Diario ABC, S.L. He is a Numerary Member of the Academy of Social and Environmental Sciences and Member of Prince Asturias Foundation Charity.

Javier Delgado Martínez, 45, has been an alternate member of our Board of Directors since December 2004. Born in Spain, he has a degree in Business and Economic Sciences from the Universidad de Zaragoza. He was Director of the Financial Assets and Derivatives Department at Banesto and Banco Bilbao Vizcaya S.A. He is currently the Chief Financial Officer at TISA, S.A.

Manuel Echanove Pasquín, 39, has been an alternate member of our Board of Directors since December 2004. He is Spanish and holds a Bachelor’s Degree in Economics and Business from the Universidad Pontificia de Comillas. He was the Commercial and Marketing Director of France Telecom/Global One; General Director of Business and Professional Development and General Director of Business Strategy and Development at Telefónica de España. At present, he is the General Commercial Director of TISA.

Juan Jorge Waehner, 45, has been a member of our Board of Directors since 2004. He joined us in 1998 and was recently appointed CEO. Prior to that, he was the Director of our Residential Business Unit. He is Argentinean and earned his postgraduate degree in Managerial Development and Strategic Management from IAE in Argentina, Harvard / IESE and INSEAD—Fontainebleau in France. He worked in Germany and Spain for the Siemens Multinational Group holding in several positions in the areas of Electrical and Automotive Installations. He worked for TMA as Commercial Director. Formerly he worked for Motorola-BGH in the communications business. In Argentina, he was General Manager of the Communications Business of Motorola-BGH. He led the commercial area in the “start-up” of the company Unifón and directed the Residential Business Unit of Telefónica Argentina until January 2005, when he was named CEO, the post he presently holds.

Manuel Alfredo Alvarez Trongé, 48, was appointed an alternate director in 2005. He is an Argentine citizen and a lawyer who graduated with Honors from the Universidad de Buenos Aires. He is an expert in Corporate Law with degrees from King’s College (U.K.), Harvard and Michigan Universities (U.S.A.), and Universidad de la Empresa and Austral in Argentina. In 1990 he joined the Perez Companc Group in Argentina as Legal Manager for the petrochemical division, and in 1995 was promoted to Legal Manager of the Oil & Gas Division. In October 2002 he joined Telefónica in Argentina as General Counsel until October 2005 when he was promoted to his present position in Madrid as General Counsel (Secretario General) of TISA. He has been appointed professor at the Buenos Aires University and Argentine Catholic University (UCA), amongst others. He is a former Arbitrator of American Arbitration Association (AAA, New York) and former President of the Corporate Committee of the Colegio de Abogados of Buenos Aires. He is the author of 2 books and has published more than 50 articles in newspapers and legal publications.

Gaspar Ariño Ortíz, 70, is an alternate member of our Board of Directors and a Spanish citizen, founding partner of Ariño y Asociados Abogados (Law Firm). He earned his degree in Law at the University of Valencia and his Ph.D. in Law at the University of Madrid. He is a lecturer of Administrative Law at the Universidad Autónoma de Madrid and president of the Regulation Study Foundation. He practices law and is a member of the Bar Association of Madrid, Valencia, Barcelona and other cities of Spain.

Juan Revilla Vergara, 44, was appointed Alternate Member of our Board of Directors on 2006. He has a degree in Business Administration from Universidad Pacífico de Lima. At present Director General Manager of Telefónica del Perú S.A.A., since January 2003. Previously, held post of Sub-director General of Corporate Purchases of Grupo Telefónica, a post he held from March 2001. Between 1998 and February 2001, he was the Vice-president of Administration and Finances of TELESP, in Brazil. Between 1995 and 1998, he was Vice-president of Control of Telefónica del Perú. He has also developed part of his professional career as senior analyst responsible for emissions (fixed income and variable income) in the Securities Market National Commission of Spain, from September 1993 to July 1995. Previously, from March 1990 to August 1993 he was responsible for control of branches of Banesco - Banco Español de Crédito - in Madrid.

Alejandro Lastra, 40, joined us in 2003 as the Legal Affairs Director and since November 2005 he is our General Counsel and Officer for Market Relations. Also since March 2006 he is our General Secretary Vice President. He is an attorney. In 1992 he pursued a graduate program at the Southern Methodist University in Dallas,

Texas. He also took other programs at the Universities of Buenos Aires and Austral. In 1996 he was an advisor of Estudio Perez Alati, Grondona, Benites, Arnsten & Martinez de Hoz (law firm) and from 1997 to 2003 the Legal Manager of IBM Argentina S.A.

Supervisory Committee

The Supervisory Committee is primarily responsible for controlling the legality of our operations and reporting to the annual ordinary shareholders’ meeting regarding the fairness of the financial information presented to the shareholders by the Board of Directors. The members of the Supervisory Committee are also authorized (1) to call ordinary or extraordinary shareholders’ meetings, (2) to place items on the agenda for meetings of shareholders or the Board of Directors, (3) to attend meetings of shareholders or the Board of Directors, and (4) generally to monitor our affairs. Our bylaws provide for a Supervisory Committee consisting of three members, known as statutory auditors, and up to three alternate statutory auditors, who are elected by a majority vote of the shareholders and serve one-year renewable terms. See Item 10: “Additional Information—Memorandum and Articles of Association—Corporate Governance—Supervisory Committee.”

The following table sets forth our statutory auditors and alternate statutory auditors:

Name	Affiliation	Position	Profession
Santiago Carlos Lazzati	Estudio Lazzati y Asociados	Statutory Auditor	Accountant
Edgardo Alejandro Sanguineti	Estudio Lazzati y Asociados	Statutory Auditor	Accountant
Eduardo Luis Llanos	Estudio Lazzati y Asociados	Statutory Auditor	Accountant
Jorge Héctor Martínez	Estudio Lazzati y Asociados	Alternate Statutory Auditor	Accountant
Lorena Edith Ratto	Estudio Lazzati y Asociados	Alternate Statutory Auditor	Accountant
María Cristina Sobbrero	Estudio Lazzati y Asociados	Alternate Statutory Auditor	Accountant

Other Positions Held

The following table lists positions that the members of the Board of Directors, the Secretary to the Board of Directors and the members of our Supervisory Committee hold in other companies, as of the date of this Annual Report:

Name	Profession	Company	Position
Mario Eduardo Vázquez	Accountant	Río Compañía de Seguros S.A.	Chairman
		IDEA	Director
		Cámara Española de Comercio	Vice Chairman 2°
		Fundación de la Cámara Española de Comercio	Vice Chairman
		Fundación F.I.Des para la Innovación y Desarrollo	Vice Chairman 2°
		Fundaleu	Director
		Portal Universia Argentina S.A	Director
		Central Puerto S.A.	Director
		Indra SI S.A.	Director
		Telefónica Holding de Argentina S.A.	Vice Chairman
		Telefónica Data Argentina S.A.	Chairman
		Compañía Internacional de Telecomunicaciones S.A.	Vice Chairman
		Telefónica Móviles Argentina S.A.	Director
		Telefónica Móviles Argentina Holding S.A.	Chairman
		Telefónica Gestión de Servicios Compartidos Argentina S.A.	Vice Chairman
		Radio Servicios S.A.	Director
		Terra Networks Argentina S.A.	Vice Chairman
		Fundación Telefónica	Chairman
		Teléfonica Internacional S.A.	Director
		Telefónica S.A.	Director

Eduardo Navarro Carvalho	Engineer	Telecomunicaoes de Sao Paulo TELESP S.A.	Director

Name	Profession	Company	Position
		Telefónica del Perú S.A.	Director

José Fernando De Almansa Moreno – Barreda	Attorney and Spanish Diplomat	Telefónica S.A.	Director
		Telefónica Móviles S.A.	Director
		Telefónica del Perú	Director
		Telecomunicaoes de Sao Paulo TELESP S.A.	Director
		BBVA Bancomer México	Director

Jaime Urquijo Chacón	Engineer	Logística S.A.	Director
		Quimigal S.A.	Director
		Fundación Fondo Nacional para la Protección de la Naturaleza	Vice Chairman
		Fundación Altadis	Vice Chairman
José María Álvarez-Pallete López	Business Administrator	Telefónica S.A.	Director
		Telefónica Moviles	Director
		Telefónica Data	Director
		TISA	Chairman
		Telecomunicacoes de Sao Paulo TELESP S.A.	Vice Chairman
		Telefónica Móviles España	Chairman
		Compañía Telefónica Chile Transmisiones Regionales	Chairman
		Compañía Internacional de Telecomunicaciones S.A.	Chairman
		Telefónica CTC Chile	Director
		Telefónica de Perú	Vice Chairman
		TPL representative of Telefónica	Director
		Telefónica Larga Distancia de Puerto Rico	Director
		Telefónica Holding de Argentina S.A.	Chairman
Guillermo Harteneck	Accountant	CCI Compañía de Concesiones de Infraestructura S.A.	Director
Javier Benjumea Llorente	Economist	Inversión Corporativa S.A.	Chairman
		Abengoa S.A.	Chairman
		TISA S.A.	Director
		ABC	Director
		Air Liquide España S.A.	Director
Juan Ignacio López Basavilbaso	Engineer	Compañía Internacional de Telecomunicaciones S.A.	Director
		Telefónica Holding de Argentina S.A.	Director
Luis Ramon Freixas Pinto	Engineer	Dragados y Construcciones Argentina S.A.	Director
		Autopistas del Sol S.A.	Chairman
		Marilauquen Sur S.A.	Director
Manuel Alfredo Alvarez Trongé	Attorney	Telefónica Internacional S.A.	General Counsel

Name	Profession	Company	Position
		Telefónica Móviles Argentina S.A.	Director
		Telefónica Data Argentina S.A.	Director
		Telefónica del Peru S.A.	Director
Edgardo Alejandro Sanguineti	Accountant	Autopistas del Sol S.A.	Director
Eduardo Luis Llanos	Accountant
Jorge Héctor Martínez	Accountant	Alfombras Atlántida SACIF	Vice Chairman
		Taftex S.A.	Director
		Alfonplan S.A.	Director
		Ganadera Argentina S.A.	Director
		Asociación de fabricantes de alfombras	Chairman
		Joarabi S.A.	Chairman
		Tuma S.A.	Chairman

Officers

Our principal executive officers are:

Mario Eduardo Vázquez, 70, currently serves as the Chairman of our Board of Directors and President. See “—Directors and Senior Management” above for biographical information.

Juan Jorge Waehner, 45, currently serves as our CEO. See “—Directors and Senior Management” above.

Juan Ignacio López Basavilbaso, 51, currently serves as CFO and Finance and Operation Manager Vice-President. See “—Directors and Senior Management” above for biographical information.

Rafael Pablo Berges, 42, joined us in 1998 as Human Resources Director. Since March 2006, he is our Human Resources Vice President. He is Argentinean and holds a degree in Industrial Engineering from the School of Engineering at the University of Buenos Aires. He earned an MBA at IDEA (Instituto para el Desarrollo de los Empresarios de la Argentina – Argentine Institute for Business Development). He pursued graduate courses in business administration at the IESE University and Harvard University, sponsored by Telefónica. He also completed a Senior Leadership Program. Before joining the Company, he worked for (i) Techint, where he performed tasks related to industrial engineering and human resources; (ii) Sheraton Hotel Buenos Aires, where he was the training manager and the Human Resources Director in charge of monitoring the Latin American Region; and (iii) Allergan, a pharmaceutical laboratory, as Human Resources Director for Latin America.

Fernando Luis Fronza, 42. He is our Residential Business Unit Vice President and joined us in 2000 as Strategy Director and Wholesale Business Unit Director. He is Argentinean and earned his degree in Mechanical Engineering at the National University of La Plata. He also earned an MBA at the Wharton School of Business, University of Pennsylvania. Before joining us he worked for McKinsey & Company for several years as Main Associate and at Siderca (Techint) as Product Engineer.

Rodolfo Enrique Holzer, 41, since March 2006. He is our Service Network Vice President. He is Argentinean and holds a degree in Electronic Engineering earned at the National University of La Plata. He earned a graduate degree in Management in 2000 from IESE Universidad de Navarra in Barcelona, Spain. He joined the company in 1992. He was Assistant Manager of Works in the Province of Buenos Aires and, among other positions, he was the Projects and Works Manager of the Province of Buenos Aires. In 1997, he was appointed Network Access Manager and in 2000, Access Network Director.

Alejandro Lastra, 40. See “—Directors and Senior Management” above for biographical information.

Marcelo Ricardo Tarakdijian, 35, is our Preferential Business Unit Vice President. He is Argentinean and has an undergraduate degree in Business Administration from the Universidad Católica Argentina (Argentine Catholic University) and is a CPA. He joined the company in 1995 and worked in the Preferential Business Unit until 2005. In May 2005, he was appointed Area Director of the Preferential Business Unit.

Séneca de la Puente Estremadoyro, 41, is a Peruvian citizen and, as of April 21, 2006, is our Commercial and Administrative Service Vice President. He studied Business Administration at the University of Lima and has completed various courses of specialization in Peru and Spain, as well as Political Science in Sweden. He entered Grupo Telefónica in Peru in April, 1998 as Head of the Area of Administration and Management Control for Mobile Services of Telefónica del Perú; in March 1999 he assumed the post of Manager of Invoicing and Payments in the then newly created Telefónica Móviles Perú; later, in June 2000 he was promoted to Director of Customer Services of the same company. In April 2003 he returned to Telefónica del Perú where he assumed the position of Vice President of Central Management of Resources and Customer Services, in order to assume the General Management of T-Gestiona Perú in August 2005. Within the Group he has led various corporate projects such as Arrears and Churn Control in Telefónica Móviles and was Sponsor of the implementation of the Atis System in Telefónica del Perú. He commenced his professional career in 1986 as external auditor with Arthur Andersen & Co. in Lima, later developing professionally in various multinational service companies in Lima, Stockholm and Barcelona before entering Grupo Telefónica.

José Luis Aiello Montes, 36, is our Regulation and Wholesale Vice President. He is Argentinean and earned his degree in Electronic Engineering at the National University of La Plata. He pursued graduate studies in Strategic Marketing (at Instituto Tecnológico Buenos Aires – Buenos Aires Technological Institute) and in Economics (at Torcuato Di Tella University). He joined the company in 1995. He was promoted to Networking Manager in 1998, Operators’ Commercial Director in 2002, and Commercial Director of the Wholesale Unit in 2002. In December 2004, he was a member of our Executive Committee, and was then appointed as Director of Strategy, Regulation and Wholesale Business Unit.

Ricardo Pablo Galli, 33, is Argentine and is our Quality Director. He earned an engineering degree from ITBA (Instituto Tecnológico de Buenos Aires – Buenos Aires Institute of Technology), a “Diplome d’Ingenieur en Economie du Petrole” from IFP (Institut Francais du Petrole) Paris, France, and a Master’s degree in Sciences in Mineral Economics from CSM (Colorado School of Mines) Colorado, United States of America. Before joining the company, he worked for five and one-half years at Hermes Management Consulting, an Argentine consulting firm specializing in strategy, organization, operation and business appraisal projects. He joined the company in March 2005 as Quality Director.

Javier Roldán, 47, is an Argentine citizen and an engineer. He completed a Senior Leadership Program at INSEAD, Buitrago, Spain (2004), and a Management Program IESE from Universidad de Navarra, Barcelona, Spain (2002), and holds a Masters in Business Administration from Universidad del CEMA, Buenos Aires, Argentina (1997-1998) and a graduate degree in Telecommunication Law from the School of Law, UBA, Argentina, 1996. He joined the company in 1994 as Sales Manager. He was the General Manager of Telefónica Empresas Argentina from 2004 to March 2006 when he became Corporate Vice-President.

The following directors and principal executive officers have entered into employment agreements with us: Alejandro Lastra, Juan Ignacio López Basavilbaso, Juan Jorge Waehner, Fernando Luis Fronza and Rafael Pablo Berges.

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

The total remuneration paid by us to our Board of Directors, Supervisory Committee and principal executive officers during the fiscal year ended December 31, 2005 was approximately Ps.8.2 million, including amounts reserved to provide for pension, retirement or similar benefits. The total remuneration paid by us to our Directors, Alternate Directors and members of the Supervisory Committee during the fiscal year ended December 31, 2005, was Ps.4.6 million.

Incentive Plan for Executives

On August 8, 2005, the Board of Directors approved an incentive plan for executives. This plan values certain corporate objectives for the years 2005-2008, which if achieved could result in a payment ranging from 50% to 200% of an executive’s salary. The objectives are based mainly on corporate efficiency and profitability. The plan, which shall be in force from January 1, 2005 through December 31, 2007, provides the definitions and basis for selecting the executives who will participate, based on the criteria of contribution, strategic importance and personal performance. The incentive will be paid in cash during the year 2008.

We recognize the obligation associated with the execution of the plan in accordance with the straight line method over its term of duration, based on estimations of the level of achievement of the objectives set forth in the plan. As of December 31, 2005 we have recorded a liability in the amount of Ps.2 million of this plan. We have 44 participants in this plan.

TIES Stock Purchase and Stock Option Program of Telefónica

At the April 2000 ordinary shareholders’ meeting of Telefónica, the shareholders approved a stock option plan called Telefónica Incentive Employee Shares (“TIES”). The TIES program was launched on February 14, 2001 and the subscription period ended on January 26, 2001. The TIES program was open to approximately 80,000 employees of Telefónica and its affiliates, of whom approximately 10,000 were our permanent employees, officers and directors on April 7, 2000.

Program participants were able to purchase a number of shares of Telefónica, in proportion to their annual salaries, at five euros per share.

Program participants were also granted 26 call options with an exercise price of 5.00 euros each for each purchased Telefónica share. The value of the call options granted at each expiration date depended upon the appreciation, if any, of the stock price of Telefónica over the reference value established at 20.50 euros.

The program ended on the last exercise date on February 15, 2005; however, no participants exercised their options because the price of Telefónica shares was below the reference value of 20.50 euros.

TOP Program

On August 9, 2000, our Board of Directors approved an incentive program (the “TOP Program”) for executives, granting options to purchase shares of Telefónica to 17 of our top executives, who must hold them for the TOP Program term. During May 2001, each executive signed a TOP Program agreement and, as a prerequisite to receiving Telefónica stock options through the TOP Program, purchased a pre-established number of Telefónica shares at market price and assigned them to the TOP Program. On June 26, 2001, we entered into a stock option agreement with Telefónica (the “Stock Option Agreement”) pursuant to which Telefónica granted 532,260 stock purchase options to us for our use in operating the TOP Program. Under the terms of the Stock Option Agreement, we agreed to immediately transfer our newly purchased Telefónica stock options to the participating executives according to an agreed schedule. Under this schedule, the participating executives were granted a number of Telefónica stock options at a given strike price, currently equivalent to 13.9420 euros per share, equal to ten times the number of shares purchased and assigned to the TOP Program plus a number of Telefónica stock options at a different strike price, currently equivalent to 20.9106 euros per share, equal to ten times the number of shares purchased and assigned to the TOP Program.

The TOP Program term was three years, during which time the options could have been exercised no more than three times. The Telefónica shares purchased by the participating executives as a prerequisite to receiving the options under the TOP Program totaled 26,613, giving rise to the total of 532,260 purchased options. Our total coverage cost for the TOP Program was 4.49667 euros per option (2.4 million euros in total), which has been booked, based on its linear accrual within the term of the TOP Program, under “Salaries and Social Security Taxes.”

According to the terms of the Stock Option Agreement, the TOP Program was offered by us on a one-time-only basis and was not to be repeated, and neither the TOP Program nor the stock options delivered pursuant to the program would have been granted on an annual basis.

September 25, 2003 was the last exercise date for the TOP Program. There were 17,481 shares involving a total amount of 349,620 options and eleven executives. No executives exercised their options.

C. Board Practices.

Our Board of Directors’ duties and responsibilities are set forth by Argentine law and our bylaws.

Our Board of Directors is comprised of a minimum of three and a maximum of eight Directors and Alternate Directors. The Directors and Alternate Directors serve one-year renewable terms and are elected at the annual shareholders’ meeting. The Board of Directors meets quarterly in compliance with Argentine law and also holds meetings when called by any board member. For information about the period during which each Director and Alternate Director has served in office, and the current term of office, see “Directors and Senior Management,” above.

We also have a supervisory committee that oversees our management. See “—Directors and Senior Management—Supervisory Committee” above.

The members of the Board of Directors of a company incorporated under Argentine law have a general duty of loyalty and diligence in conducting a company’s affairs. The Argentine Companies Act No. 19,550 requires directors to act within the standard of diligence of “a good businessman.” Noncompliance by members of a Board of Directors with such duties makes them subject to unlimited joint liability for any resulting damage to the company. They are also liable on the same terms for any infringement of the law, of the bylaws or the articles of association of the company for any damages caused by abuse of power, willful misconduct or gross negligence.

Argentine law provides that the members of a Board of Directors cannot enter into any contractual relationship with the company they serve in such capacity, except for contracts entered into on an arm’s-length basis and related to the company’s activities. Any contract between a company and a member of its Board of Directors that does not comply with such conditions could only be entered into with the approval of the Board of Directors or of the statutory auditors in the event of a lack of quorum at the relevant Board of Directors meeting. The company’s shareholders must also be given notice of the contract. Lack of compliance with these requirements renders the contract null and void, unless ratified by a meeting of the company’s shareholders. If the shareholders’ meeting fails to approve the relevant contract, the relevant members of the Board of Directors (or, if relevant, the statutory auditors) are jointly liable for any resulting damage to the company.

The members of the Board of Directors have a duty of loyalty towards the company. Any member of the Board of Directors having a conflict of interest with the company on any particular matter must inform the Board and the statutory auditors of such conflict of interest and abstain from participating in the discussion of or decisions on such matter. Failure to do so, gives rise to unlimited joint and several liability of the directors to the company.

Likewise, members of the Board of Directors are barred from participating (on their own or on a third party’s behalf) in an activity in competition with the company’s activities, except in case of express authorization by the shareholders’ meeting. Failure to do so, gives rise to unlimited joint and several liability of the director to the company.

Also, in the case of companies subject to the public offer regime, such as us, Decree No. 677/01 provides that a board should (i) without exception, cause the interest of the company and the interest in common of the shareholders to prevail over any other interest, including the interest of any controlling company; (ii) abstain from procuring any personal benefit from the company except for the board’s compensation for its duties; (iii) organize and implement preventive systems and mechanisms to protect the interest of the company, so as to reduce the risk that any permanent or temporary conflict of interest occurs in connection with board members’ personal relationship with the company or in the relationship of other persons related to the company and the company; (iv) procure adequate means to carry out the activities performed by the company and implement internal control mechanisms in order to guarantee that the board members’ duties are performed prudently and to prevent non-compliance of the duties imposed by the regulation issued by the CNV or any other supervising authority; and (v) act within the standard of diligence of a good businessman in preparing and divulging information for the market and strive for the independent nature of the external auditors.

Audit Committee

The Board of Directors appointed Jaime Urquijo Chacón, Guillermo Harteneck and Luis Ramón Freixas Pinto as members of the Audit Committee. See Item 10: “Additional Information—Memorandum and Articles of Association—Corporate Governance.”

D. Employees.

On December 31, 2005, we had 8,898 full-time employees, 284 temporary employees and 96 trainees.

The following table provides the number of our unionized, nonunionized, temporary, and trainee employees for the fiscal years ended December 31, 2005, December 31, 2004 and December 31, 2003 (not including those of our former subsidiaries).

	December 31, 2005	December 31, 2004	December 31, 2003
Unionized	6,903	6,775	6,510
Nonunionized	1,995	1,982	2,226

	8,898	8,757	8,736
Temporary	284	490	524
Trainees	96	52	598

Total Number of Employees	9,278	9,299	9,858
Technical and Operations	5,377	5,360	5,608
Sales and Marketing	2,212	879	438
Financial and Administrative Support	1,272	1,278	1,687
Customer Service	417	1,782	2,125

Total	9,278	9,299	9,858

For the fiscal year ended December 31, 2005, the principal components of labor costs were basic wages, overtime and fringe benefits. We also incurred certain other related costs, including contributions made to the national pension plan, health plans, family allowances and additional pension contributions and life insurance premiums for employees covered by collective bargaining agreements. Most of these contributions are mandated by law.

On December 31, 2005, approximately 78% of our permanent employees were union members. All middle and senior management positions are held by nonunionized employees. Benefits under collective bargaining agreements include benefits to employees who retire upon reaching the age of retirement or who become disabled or who die prior to the age of retirement. We have calculated our liability relating to such benefits at approximately Ps.2 million as of December 31, 2005.

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

Federación de Obreros Especialistas y Empleados de los Servicios e Industria de las Telecomunicaciones de la República de Argentina (“FOEESITRA”) is the union representing a majority of our unionized work force. As a consequence of the secession of the Buenos Aires FOETRA Trade Union from FOEESITRA, identical collective bargaining agreements must be negotiated and executed with both of these unions. In recent negotiations, we sought new provisions to eliminate or substantially reduce excessively burdensome salary determinants, such as seniority, special location-based compensation and leaves of absence. On June 26, 2001 and July 6, 2001, we signed agreements with FOEESITRA and FOETRA. These agreements provide for new labor policies such as flex-time variable work schedules, wage adjustments based on overall productivity and personal days in accordance with the nonunionized workers.

On December 27, 2002 we signed an agreement with FOETRA Buenos Aires regarding: (1) functional work cooperation, (2) temporary workers and (3) day work for “telegestión del servicio 114” (technical assistance). The terms of the agreements did not increase aggregate labor force costs.

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

As regards our relationships with the trade unions, after the direct action measures adopted by Federation of Telephony Workers and Employees of Argentina (Federación de Obreros y Empleados Telefónicos de la República Argentina) “FOETRA” and the Federation of Workers, Experts and Employees in the Telecommunications Services and Industries of Argentina (Federación de Obreros, Especialistas y Empleados de los Servicios e Industria de las Telecomunicaciones de la República Argentina) “FOEESITRA” in the course of November and December 2005, agreements were reached in relation to salary increases for the personnel represented by these trade unions.

In December 2005, after negotiations with union members, we made an agreement which was based principally on:

•	a single final payment of Ps.500 per unionized employee, which was granted in December 2005;

•	an increase in the basic salary fixed, resulting in an increase of approximately 8% from January 2006 plus an additional amount that was replaced by “food bonds” in 1994; and

•	reduction in hours of work from March 1, 2006 by 30 minutes for call center employees and by 45 minutes for the rest of union personnel. The union has guaranteed that the hours reduction will not affect the production, efficiency and quality of the services.

In order to improve our workplace environment, we conducted a survey at the end of 2004. Based on the results of the survey, we generated a vision shared by all our members, sought to improve communications among all employees, and worked synergistically with management to strengthen its leadership in the workplace environment and bring about the improvements required by each business segment. The survey tools used were improved and new elements were incorporated to diagnose specific problems in the most critical segments. As a result, actions were implemented to closely focus on the problems detected. This also called for cross-departmental initiatives, training for line managers to lead the process and a strategy of permanent communication to involve and inform the entire organization. An Intranet site was created to register and update all the initiatives designed by management and to provide a forum for exchanges between colleagues in relation to workplace environment initiatives for the various groups.

It is important to note that a subsequent workplace environment survey carried out in November 2005 has shown a global improvement, reflected in a 6% increase in the average of positive answers and in a 14% increase in the global satisfaction rate. These data stand for 79% of our employees.

In terms of on-the-job safety, agreements were signed with FOEESITRA in relation to three issues deemed critical for risk management: fall protection when working at heights, emergency actions and the supply of personal protection clothing and gear. The focus was placed on the implementation of new procedures for work at heights and a suitable communications plan was launched.

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

The following table sets forth information as of the date of this Annual Report with respect to affiliated shareholders known to us to own more than 5% of any class of our ordinary shares, and information as to TIHBV:

Title of Class of Shares	Name of Owner	Jurisdiction	Amount Owned	Approximate % of Class	Approximate % of Total Outstanding Shares
Class A	Cointel	Argentina	1,091,847,170	100.00	62.53
Class B(1)	TISA	Spain	563,159,467	86.08	32.25
	Cointel	Argentina	40,200,000	6.14	2.30
	TIHBV	Netherlands	16,542,991	2.53	0.95

(1)	Including Class B ordinary shares represented by ADSs.

Telefónica, indirectly or directly, controls Cointel, TISA, TIHBV and Telefónica Holding, and therefore controls over 98% of our capital stock including all Class A Shares. Cointel has advised us that, through its ownership of the Class A Shares, it intends to maintain at least a 51% ownership interest in our capital stock and, therefore, to continue to control us and to determine the outcome of any action requiring shareholder approval. These actions include the election of up to six of the directors and up to six alternate directors and, subject to the requirements of Argentine law, the payment of dividends. Affiliates of Telefónica beneficially own 100% of Cointel’s common stock. Affiliates of Telefónica are involved in other investments and operations in the Argentine communications and media sector, some of which may involve or affect us.

Under Argentine law, the protections afforded to minority shareholders and the fiduciary duties of directors may, in some respects, be lower than in the United States and certain other jurisdictions. On May 28, 2001, the Argentine government issued Decree No. 677/01, which provides that any minority shareholder who was a record holder on the effective date of the Decree may demand that the controlling shareholder buy out the minority shareholders. The controlling shareholder may file an acquisition statement or make a tender offer for the minority shares. Such offers or statements may be carried out through an exchange of the listed shares of controlling shareholders. Once the acquisition has been completed, we would no longer have unaffiliated shares outstanding. In case of the acquisition, the company’s shares will be considered delisted once the process is completed. In case of the tender offer, an application to delist the company’s shares is necessary. However, our debt obligations would still trade publicly.

Holders of our Class A and Class B Shares have the same rights.

Telefónica Equity Exchange Offer

In 2000, Telefónica, which at the time owned a 50% indirect equity interest in Cointel, launched an exchange offer for our shares. Telefónica offered to exchange shares and ADSs of Telefónica for all of our Class B Shares and ADSs not already directly or indirectly owned by Telefónica. As a result of the exchange, Telefónica gained a direct interest of 44.2% in our capital stock, in addition to the 0.8% interest that it held through TIHBV.

By December 15, 2000, Telefónica also had acquired an 80.9% interest in Telefónica Holding. Telefónica Holding owned the remaining 50% of Cointel not already indirectly owned by Telefónica. On January 25, 2001, Telefónica made capital contributions of our shares to Telefónica Móviles, Telefónica DataCorp and TISA.

As of February 28, 2001, Cointel owned all of our Class A Shares and certain rights to an additional 40.2 million Class B Shares. TISA owned approximately 561.1 million Class B Shares (including the Class B Shares underlying the ADSs that TISA owns), Telefónica DataCorp owned approximately 63.5 million Class B Shares (including the Class B Shares underlying the ADSs that Telefónica DataCorp owns), Telefónica Móviles owned approximately 323.0 million Class B Shares (including the Class B Shares underlying the ADSs that Telefónica Móviles owns) and TIHBV owned 16.5 million Class B Shares.

In the context of the Reorganization Transactions, on December 12, 2001, Telefónica Móviles and Telefónica DataCorp exchanged with Telefónica all of their Class B Shares for ownership interests in Móviles Argentina and Telefónica Data, respectively. Neither remains a shareholder of us. Cointel, TISA and TIHBV did not participate in the exchange. The resulting capital reduction gave Cointel, TISA and TIHBV a higher percentage ownership.

Telefónica Holding de Argentina S.A.

Telefónica Holding (formerly CEI Citicorp Holdings Sociedad Anónima) is a holding company primarily engaged in the telecommunications business (“Telecommunications Business”) and the media, programming and content distribution business (“Media Business”) in Argentina, through related companies and companies under the joint control of Telefónica Holding and the TISA group.

As of December 31, 2005, Telefónica Holding conducts its telecommunications business through its 50.0% ownership of the outstanding common stock of Cointel, which in turn, owns approximately 64.8% of our outstanding capital stock.

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

The ADSs offered in the Exchange Offer are identical to the Prior Offering Depositary Shares, except (1) the ADSs are listed on the New York Stock Exchange, and (2) the ADSs are not subject to resale restrictions. On March 8, 1994, American Depositary Receipts (“ADRs”) evidencing the ADSs began trading on the New York Stock Exchange. The ADRs are issued by Citibank, as Depositary, pursuant to the terms of a deposit agreement. As of December 31, 2005, approximately 50.7 million ADSs, representing approximately 77.5% of the total number of issued and outstanding Class B Shares and approximately 29.04% of our total shares, were outstanding. See Item 4: “Information on the Company—Our History and Development—Our Reorganization.”

B. Related Party Transactions.

Under the Management Contract, our indirect parent Telefónica manages our business and provides services, expertise and know-how with respect to the entire range of our business. Affiliates of Telefónica and Telefónica Holding are also involved in other investments and operations in the communications and media sector in Argentina and in other countries, some of which may involve or impact us. Conflicts of interest between us, Telefónica and other affiliates may therefore arise in connection with the negotiation and performance of duties and the payment of fees under the Management Contract, as well as in connection with other business activities. See Item 4: “Information on the Company—Business Overview—Disposal of Telinver-Publishing of Telephone Directories—Management Contract.” During the fiscal year ended December 31, 2005, Telefónica received fees pursuant to the Management Contract of Ps.75 million. See Item 5: “Operating and Financial Review and Prospects.”

Our operations and balances with Telefónica and other direct and indirect shareholders of Cointel and their respective affiliates, for the fiscal years ended December 31, 2005, 2004 and 2003 are:

	December 31, 2005	December 31, 2004	December 31, 2003
	Income/(Expense)
Management Fee
Telefónica S.A.- Sucursal Argentina (Telefónica’s branch)	(75)	(68)	(86)
Income (expense) from goods and services
TMA	210	140	102
Telefónica Data	36	46	38
Telinver	14	15	11
Atento Argentina S.A. (“Atento”)	(16)	(20)	(11)
Telefónica Ingeniería de Seguridad S.A. (“TIS S.A.”)	(4)	(3)	(4)
Emergia Argentina S.A. (“Emergia”)	6	4	5
Telcel Venezuela (“Telcel”)(1)	6	—	—
C.P.T. Telefónica del Perú (“CPT”)	19	12	(1)
Compañía de Radiocomunicaciones Móviles S.A.(1)	41	—	—
Telefónica S.A. – Sucursal Argentina (Telefónica’s branch)	(5)	(6)	(7)
Televisión Federal S.A. – Telefé	(5)	(4)	(4)
Telefónica International Wholesale Services (“TIWS España”)	—	1	—
Telefónica International Wholesale Services América S.A.	1	1	2
Telefónica Investigación y Desarrollo S.A. (“TID S.A.”)	—	(1)	(2)
TSA	7	—	(2)
CTC Mundo S.A. (“CTC”)	(4)	—	(2)
Telefónica Gestión de Servicios Compartidos S.A.(“T-Gestiona S.A.”)	2	1	—
Terra Networks Argentina S.A. (“Terra S.A.”)	(1)	(1)	(1)
Pléyade S.A.	—	1	1
Telecomunicaciones de San Pablo S.A. (“Telesp”)	3	1	1
Atlántida Comunicaciones S.A. (“ATCO”)	1	—	—
Telefónica Servicios Audiovisuales	1	—	—
Communication Technologies Inc. (“CTI USA”)(3)	(1)	(1)	—

	December 31, 2005	December 31, 2004	December 31, 2003
	Income/(Expense)
Telefónica Data USA	—	—	(1)
ADQUIRA Argentina S.A.	—	—	(2)
Telefónica Procesos y Tecnología de la Información	—	—	(3)

	311	186	120
Net expense on financial charges
TISA	(12)	(85)	(198)
TPI(2)	1	—	—
Telinver	5	—	—

	(6)	(85)	(198)
Sales of goods and services
Telinver	(1)	—	—

	(1)	—	—
Purchases of goods and services
Telefónica Data	7	7	7
Telefónica Soluciones S.A.	—	16	—
TIS S.A.	1	1	—

	8	24	7

(1)	Company incorporated to the group in 2005.

(2)	See note 16 to our Annual Financial Statements.

(3)	Company belonged to the group until August 2005.

Balances of Telefónica with the Operator (TSA) and other COINTEL shareholders and related companies as of December 31, 2005 and 2004 are:

	December 31, 2005	December 31, 2004
ASSETS
Trade receivables
TMA	6	—
Telcel(3)	3	—
CTI USA(4)	—	7
T-Gestiona S.A.	4	5
TIWS España	1	1
TSA	6	—
Telinver	3	11
ATCO	3	—
Telesp	1	—
Emergia	4	—
CPT	3	9
Other	1	—

Total Trade receivables	35	33

	December 31, 2005	December 31, 2004
Other receivables
Telefónica Data	9	18
Telinver	34	—

	December 31, 2005	December 31, 2004
Telefónica Media Argentina S.A.	2	2
TISA	1	1
TPI	193	—
TPII	10	—
Atento	3	—
Other	1	—

Total Other receivables	253	21

Total Assets	288	54

	December 31, 2005	December 31, 2004
LIABILITIES
Trade payables
TSA	—	2
Telefónica S.A. – Sucursal Argentina (Telefónica’s branch) (1)	80	70
CTC	8	3
Emergia	62	65
Compañía de Radiocomunicaciones Móviles S.A.(3)	16	—
Telefónica Servicios Audiovisuales	1	1
Televisión Federal S.A. – TELEFE	2	1
TIS S.A.	1	1
TMA	—	1
Telefónica DATA USA	—	1
Telefónica Soluciones S.A.	—	16
TID S.A.	4	4
Atento	3	—

Total Trade payables	177	165
Bank and financial payables
TISA(2)	38	478

Total Bank and financial payables	38	478
Other payables
TSA	10	11
Telefónica S.A.- Sucursal Argentina	1	2

Total Other payables	11	13

TOTAL LIABILITIES	226	656

(1)	Corresponding to liabilities related to management fees.

(2)	See Note 12 to the Annual Financial Statements.

(3)	Company incorporated to the group in 2005.

(4)	Company belonged to the group until August 2005.

All these trade receivables and trade payables are arm’s-length transactions entered into in the ordinary course for services rendered. In the past, Telefónica Holding, either directly or through affiliates, at various times, engaged in a number of transactions with us.

As of December 31, 2005, we have borrowed a total of approximately U.S.$13 million from our controlling company, TISA. During 2002, 2003 and 2004, these obligations were rolled over. The loan agreements provide that the creditor may accelerate the terms of our debt if there are changes in our equity or in our economic and financial situations that, due to their adverse nature, may affect our capacity to comply with the obligations assumed in the agreements or if there are restrictions that may limit our capacity to repay our debts.

During 2005, we decreased our total debt with related parties by approximately U.S.$187 million, including U.S.$6 million in assignments. The payments were made with internally generated funds, loans from banks and the issuance of bonds. As of December 31, 2005, our total debt with related parties represented 1.5% of our total financial debt in foreign currency. As of December 31, 2004 that share was 15%.

On January 3, 2005, after evaluating Telinver’s financing needs in light of the Argentine economic situation and the current difficulties in obtaining credit, we assumed all of Telinver’s debt in an amount of U.S.$39.2 million, corresponding to Telinver’s total indebtedness to TISA, which expressly consented to the assignment of such debt by Telinver to us. In addition, TISA agreed to reduce the interest rate of that debt from LIBOR plus 9% to LIBOR plus 4.5%. In consideration for our assumption of the debt, Telinver entered into two loan agreements in pesos with us in the amounts of Ps.71.5 million and Ps.45 million, respectively. Subsequently, at Telinver’s Ordinary Shareholders’ Meeting on February 14, 2005, we, as the controlling shareholder of Telinver, approved a capital stock increase equivalent to Ps.71.5 million. These shares were given to us as payment to the first loan agreement mentioned in the previous paragraph. See Item 5: “Operating and Financial Review and Prospects—Liquidity and Capital Resources.” The remaining Telinver debt after the capitalization mentioned above is to be repaid in eight semi-annual installments at 11% annual nominal interest rate.

In November 2005 we disposed of our wholly-owned subsidiary Telinver. See Item 4: “Information on the Company—Business Overview—Disposal of Telinver-Publishing of Telephone Directories.”

Additionally, TISA’s loan agreements, currently in effect, contain acceleration clauses that would be triggered in the event of certain court or out-of-court proceedings being initiated in connection with claims exceeding a certain percentage of our shareholders’ equity or one of its significant subsidiaries. We have obtained a waiver in respect of procedures of this nature that were pending against us until the maturity of the loan, subject to a condition that no other debt be accelerated on similar grounds.

C. Interests of experts and counsel.

Not applicable.

ITEM 8.	FINANCIAL INFORMATION.

A. Annual Financial Statements and Other Financial Information.

Our Annual Financial Statements, which are set forth in the accompanying Index to the Annual Financial Statements included in this report, are filed as part of this Annual Report. See Item 18: “Financial Statements” and pages F-1 to F-65.

Legal Proceedings

Contingencies

We are presently facing various proceedings and claims in the areas of labor, tax, regulatory compliance and other matters, all of which arise in the ordinary course of business. Such matters are subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. If information available prior to the issuance of our financial statements, considered on the basis of the opinion of our legal counsel, indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of our financial statements, and the amount of the loss, or the range of probable loss can be reasonably estimated, then such loss is accrued and charged to operations. As of December 31, 2005, the amount recorded as reserves for contingencies is Ps.303 million.

For a breakdown of the reserve for contingencies, see Item 5: “Operating and Financial Review and Prospects—Operating Results—Contingencies” above.

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

In an attempt to clarify the issue of successor liability for labor claims, Decree No. 1,803/92, stated that various articles of the Work Contract Law of Argentina, the basis for the former employees claims of joint and several liability, would not be applicable to privatizations subject to State Reform Law No. 23,696. However, the passage of this Decree did not resolve the above claims as the Supreme Court of Argentina, in an unrelated case, upheld the provisions of the law and declared Decree No. 1,803/92 inapplicable.

As of December 31, 2005, the amount of these labor claims including accrued interest and legal expenses totaled approximately Ps.44 million. Notwithstanding, depending on the possible outcome of such legal actions ENTel has agreed in the Transfer Contract to indemnify us in respect of these claims and the Argentine government has assumed joint and several liability with ENTel for the indemnity obligations and has authorized us to debit an account of the Argentine government at Banco Nación for any amount payable by us in respect to the indemnification.

Under Debt Consolidation Law No. 23,982, ENTel and the Argentine government may discharge their indemnity obligations by the issuance of 16-year Debt Consolidation Bonds. As of December 31, 2005, we have paid approximately Ps.13 million to satisfy a number of claims. On December 16, 1999, we initiated a claim for indemnification and reimbursement in connection with these payments. The case is being argued in court, and no ruling has yet been issued.

Regardless of the number of rulings that have already been decided in our favor, court decisions have followed the precedent set by the Supreme Court of Justice in the area of joint liability in labor matters mentioned in the second paragraph that we and our legal counsel consider will apply to our pending cases. Notwithstanding on the basis of the opinion of our legal counsel regarding the possible amount for which existing claims may be resolved, and, in our opinion and our legal counsel’s opinion the outcome of the issue should not have a material impact on our results of operations or financial position.

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

Fiber Optic Cables

In December 2000, the Argentine Tax Authorities reviewed our income tax returns for the fiscal years 1994 through 1999. They demanded adjustments due to differences in the criterion used to calculate the depreciation of fiber optic cables. Whereas we had applied a useful life of 15 years, the Argentine Tax Authorities assessed our taxes based on a useful life of 20 years. Having analyzed the issue, we appealed the assessment imposed by the Tax Authorities in Argentina’s Administrative Tax Court based on our position that there are strong arguments against the Tax Authorities’ assessment.

However, in November 2004, the Argentine Administrative Tax Court entered a judgment against us forcing us to amend the tax returns referred to above. Additionally, the judgment repealed the penalties imposed by the Tax Authorities on the grounds that there was enough evidence to support a finding of excusable error in such tax returns. Given that judgment against us, we were compelled to pay Ps.6 million, in addition to Ps.17 million as compensatory interest in December 2004. As of that date, we charged these payments to expenses. We believe this matter will not have any additional effects beyond these payments.

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

After analyzing the claim, our legal counsel contested the allegations, petitioning that such a claim should be dismissed on the grounds that it fails to state a claim with a basis in law. The court of original jurisdiction ruled in our favor, but this resolution was revoked by the Court of Appeals, which held the claim must not be dismissed, but rather must be substantiated at the court of original jurisdiction. Through our legal counsel, we filed an appeal to the Supreme Court of Argentina against the Court of Appeals’ decision, which was subsequently denied. An appeal of this denial filed with the Supreme Court of Argentina has also been rejected. None of these courts has yet ruled on the substance of the claim.

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

On July 29, 2003, we received a communication sent by the CNC requesting us and Telefónica Larga Distancia de Argentina S.A. (“TLDA S.A.”), a company that was merged into us, to pay Ps.51 million, including principal and accrued interest as of July 31, 2003, which allegedly corresponded to savings, plus interest, obtained by us and TLDA S.A. pursuant to reductions in employers’ social security contributions approved by Decree No. 1,520/98 and supplementary provisions, applied to salaries of such companies’ personnel from April 1999 through June 2001. Pursuant to Resolution S.C. 18,771/99, these savings were to be applied to the performance of programs or promotional projects within the framework of the presidential initiative called “argentin@internet.todos” to be managed by the International Telecommunications Union (UIT). We, both with respect to our own operations and as successor of the rights and obligations of TLDA S.A., have recorded a liability related to these savings for the outstanding principal, for an amount of Ps.21 million (see Note 3.1.j to the Annual Financial Statements), which, we understand, is our total liability as of December 31, 2005. In the opinion of our management and our legal counsel, we have solid grounds to claim that this liability should not be considered as delinquent. In correspondence dated August 13, 2003, we challenged the assessment carried out by the CNC and requested a remand of the proceedings.

During the normal course of business, we are subject to miscellaneous other labor, commercial, tax and regulatory claims. The outcomes of such individual matters are impossible to predict with certainty. Based on our management’s assessment regarding the probable loss from such claims and the advice of legal counsel, we have reserved Ps.303 million for contingencies as of December 31, 2005.

Commitments Related to the Sale of Our Equity Interest in Telinver

As a part of the sale of Telinver we made representations and guarantees customary in these kinds of transactions to the TPI Group, including the absence of any liabilities or liens other than those reflected in the financial statements of Telinver as of the date of the transaction and the seller’s liability for legal, tax and labor contingencies originated prior to the acquisition, among others. See Item 5: “Operating and Financial Review and Prospects—Off-Balance Sheet Arrangements—Commitments Related to the Sale of Our Equity Interest in Telinver.”

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

Under a shareholders’ agreement dated as of April 21, 1997, Telefónica Holding and TISA, who as of such date owned an 83.36% equity interest in Cointel, had agreed to cause us, Cointel and our subsidiaries to distribute to our respective shareholders the maximum portion of our earnings for each fiscal year to the extent permitted by applicable laws and any financial agreements and debt instruments to which they may be subject. The distribution of these dividends was further contingent upon whether (1) such distributions were advisable as a matter of prudent business judgment, (2) sufficient funds were available and (3) there were any significant restrictions on the ability of any of these companies to obtain funds in the financial markets. See Item 10: “Additional Information—Taxation—Argentine Taxation—Taxation of Dividends.”

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

The effect of the peso devaluation and pesification and freezing of our tariffs on our shareholders’ equity has completely offset unappropriated retained earnings and the reserve for future dividends.

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

No dividend was distributed during 2002, 2003, 2004 and 2005.

The Shareholders’ Meeting held on April 21, 2006 approved the absorption of the total Ps.2,968 million loss recorded under unappropriated retained earnings by offsetting such balance against the whole balance of Reserve for future dividends: Ps.1,626 million, the whole balance of Statutory reserve: Ps.416 million and a part of the balance of comprehensive adjustment to capital stock for Ps.926 million in accordance with the provisions of the CNV.

As a result of the above mentioned absorption, we will not be able to distribute dividends up and until a legal reserve is set up again for Ps.416 million and another reserve is raised in relation to income for the year ended December 31, 2005 for Ps.38 million in accordance with the provisions under section 70 of the Companies Law No. 19,550.

B. Significant Changes.

No undisclosed significant change has occurred since the date of the Annual Financial Statements.

ITEM 9.	THE OFFER AND LISTING.

A. Offer and Listing Details.

ADSs Traded on the New York Stock Exchange

The ADSs, each representing 10 of our Class B Shares, are listed on the New York Stock Exchange under the trading symbol “TAR.” The ADSs began trading on the New York Stock Exchange on March 8, 1994, and Citibank acts as depositary (the “Depositary”). The following table sets forth, for the calendar periods indicated, the high and low closing sales prices (in U.S. dollars) of the ADSs on the New York Stock Exchange:

	High	Low
2001	30.20	7.20
2002	14.00	1.80
2003	10.89	2.90
2004	12.83	6.21
2005	11.38	7.30
2004:
First Quarter	12.83	8.74
Second Quarter	10.90	7.42
Third Quarter	8.05	6.21
Fourth Quarter	8.80	6.94
2005:
First Quarter	11.38	7.30
Second Quarter	9.15	7.92
Third Quarter	9.45	7.45
Fourth Quarter	10.35	8.81
Recent Six Months:
November 2005	10.35	9.83
December 2005	10.32	9.11
January 2006	10.07	9.30
February 2006	9.90	8.85
March 2006	9.35	9.05
April, 2006	10.15	9.05

On May 5, 2006, the last reported sale price of the ADSs on the New York Stock Exchange was U.S.$9.95 per ADS. The Depositary indicated that on December 31, 2005 there were approximately 50.7 million ADSs outstanding and approximately 1,800 beneficial owners of ADSs. Such ADSs represented approximately 77.5% of the total number of issued and outstanding Class B Shares as of December 31, 2005.

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

The following table sets forth, for the calendar periods indicated, the high and low closing sales prices (in pesos) of the Class B Shares on Buenos Aires Stock Exchange:

	High	Low
2000	4.93	2.82
2001	2.70	0.70
2002	2.80	0.80
2003	3.05	1.20
2004	3.90	1.95
2005	3.35	2.20
2004:
First Quarter	3.90	2.70
Second Quarter	3.03	2.06
Third Quarter	2.38	1.95
Fourth Quarter	2.64	2.00
2005:
First Quarter	3.35	2.20
Second Quarter	2.57	2.30
Third Quarter	2.75	2.20
Fourth Quarter	3.03	2.61
Recent Six Months:
November 2005	3.02	2.90
December 2005	3.03	2.84
January 2006	3.10	2.80
February 2006	3.05	2.70
March 2006	2.87	2.75
April 2006	3.04	2.75

As of May 5, 2006, the last reported sale price of the Class B Shares on the Buenos Aires Stock Exchange was Ps.2.80 per share. On December 31, 2005 there were approximately 700 holders of record of Class B Shares.

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

To control price volatility, the Buenos Aires Stock Exchange operates a system which suspends dealing in shares of a particular issuer for a half-hour, or for the remainder of the day, when changes in the price of each issuer’s shares exceed 10%, or 15%, respectively, of that day’s opening price. Investors in the Argentine securities market are mostly individuals and companies. Institutional investors, who represent a relatively small percentage of trading activity, consist of a limited number of investment funds.

Certain information regarding the Argentine equities market is set forth in the table below:

	Argentine Equities Market
	December 31,
	2005	2004	2003	2002	2001
Market capitalization (U.S.$billions)	254.3	231.7	184.5	103.3	192.5
As percentage of GDP(1)	139.4%	152.5%	145.0%	104.6%	72.1%
Annual volume (U.S.$ millions)	6,814	4,792	2,994	1,312	4,192
Average daily trading volume (U.S.$ millions)	26.7	18.8	11.9	5.2	16.7
Number of listed companies	104	107	110	114	119

(1)	GDP refers to the Gross Domestic Product of Argentina.

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

On April 10, 2002, at both ordinary and extraordinary shareholders’ meetings, the corporate purpose was amended to allow us to be able to engage in other types of businesses not strictly related to rendering telecommunications services, including purchasing equipment, infrastructure, and telecommunications-related goods, as well as rendering any type of services, such as consulting and accounting, human resources and tax administration services. As we have amended our corporate purpose, it was necessary to obtain the authorization of the telecommunication regulatory authorities. Our request with the Secretary of Communications is currently pending.

Corporate Governance

We are principally governed by three separate bodies: the shareholders, the Supervisory Committee, and the Board of Directors. Their roles are defined by Argentine law and our bylaws, and may be described generally as follows:

Shareholders’ Meetings and Voting Rights

Shareholders’ meetings are called in such manner as prescribed by applicable legislation, notwithstanding provisions for unanimous meetings. First call and second call ordinary meetings and special class meetings may be called simultaneously.

Each common share entitles its holder to one vote. Under Argentine law, meetings of shareholders must be held in a place that corresponds with the jurisdiction of the company. Shareholders’ resolutions subject to Argentine law and the bylaws are binding on all of the shareholders, although shareholders are given the right of withdrawal in connection with certain shareholder decisions.

Shareholders’ meetings can be ordinary and extraordinary. At ordinary shareholders’ meetings, shareholders consider and resolve the following matters:

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

The chairman of the board or a person appointed at the meeting presides over shareholders’ meetings. Shareholders’ meetings can be called by the Board of Directors, the Supervisory Committee in certain circumstances specified by law, or by shareholders representing at least 5% of the corporate capital.

Shareholders may be represented by proxies at shareholders’ meetings. Our directors, members of the Supervisory Committee, managers and employees cannot act as proxies. The shareholders or proxies attending a shareholders’ meeting must sign the Register of Attendance.

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

Shareholder decisions may be voided by a court order when shareholders’ meetings have been held in circumstances contrary to the law, our bylaws or internal regulations.

Certain Provisions Regarding Shareholder Rights

As of the date of the filing of the Annual Report, our capital stock is comprised of two classes of shares: Class A Shares representing 62.53% of corporate capital, and Class B Shares representing the remainder. The transfer of Class A Shares is subject to certain restrictions under applicable rules and the provisions herein contained. Capital may be increased, without limitation and without amending the bylaws, by a resolution at the annual shareholders’ meeting. Each subscribed common share shall entitle its holder to one vote.

Our bylaws do not contain any provisions relating to:

•	redemption provisions;

•	sinking funds;

•	liability for future capital calls by us; or

•	disparate treatment of existing or prospective holders as a result of such holder owning a substantial number of shares.

In addition to restrictions imposed by law, article nine of our bylaws provides that any change in ownership of Class A Shares and of the rights associated with them must be authorized by the relevant regulatory authorities.

There are no restrictions under Argentine law or in our bylaws limiting the rights of non-residents or non-Argentines to hold or vote our Class B Shares.

For information on shareholder rights on liquidation, see “—Dividends and Liquidation Rights” below.

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

The Supervisory Committee has certain general powers and duties, notwithstanding any others as may be provided for under the Business Companies Act or our bylaws:

•	supervising our management, by an examination of its books and other documents whenever it may deem so convenient, but at least once every three months;

•	verifying, in like manner and with like frequency as indicated above, our cash and securities, as well as our obligations and the performance thereof;

•	receiving notice of and attending the meetings of the Board of Directors and shareholders. The Supervisory Committee may express its opinions at these meetings but is not allowed to vote;

•	ensuring that our directors have posted the required performance bonds and that the same are maintained;

•	submitting a written report on our economic and financial condition to the annual shareholders’ meeting;

•	providing information within its scope of responsibility to any shareholders so requesting who are owners of at least 2% of our capital;

•	calling the shareholders to an extraordinary meeting whenever it may deem necessary, and to annual or special class meetings if the Board should fail to do so as required; and

•	overseeing the management of our business for compliance with the law, our bylaws or internal regulation, and any resolutions adopted by the shareholders.

The members of the Supervisory Committee are entitled to access information and make administrative inquiries into facts or circumstances relating to any fiscal year prior to the date of their appointment.

The members of the Supervisory Committee are jointly liable for the performance of their duties and obligations as imposed on them by law, the bylaws, or our internal procedures. They are also jointly liable with the directors for any damage occurring which would have been prevented had they acted in compliance with the law, the bylaws, the internal regulations, or the resolutions adopted by the shareholders. Our bylaws provide that we shall be supervised by a Supervisory Committee of three members and three alternate members elected by the shareholders to serve for a one-year term and may be re-elected. Any vacancies in the Supervisory Committee shall be filled by the alternate members in the order of their appointment. Any of its members may act on behalf of the Supervisory Committee at Board of Directors’ or shareholders’ meetings.

Board of Directors

The current Board of Directors is made up of eight directors and eight alternate directors. The bylaws require that the Board of Directors shall consist of three to eight directors. Members of the Board of Directors are appointed by the general meeting of shareholders and are elected for a period of one fiscal year, at the end of which they may be re-elected or replaced.

Our bylaws require that after the number of directors has been determined at the shareholders’ meeting, the Class A shareholders elect up to six directors and up to six alternate directors. The Class B shareholders must elect one director and one alternate director, unless the total number of directors is equal to or higher than six, in which event the Class B shareholders shall elect two directors and two alternate directors. Class A and Class B shareholders meet at special class meetings called simultaneously with the annual general meeting for these purposes. Any directors appointed to office by the above procedure may only be removed from office by the shareholder class they represent; provided that the shareholders may remove the entire Board of Directors by majority vote of both share classes.

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

The compensation of the directors is set at the shareholders’ meeting. Under Argentine corporate law, the maximum remuneration that members of a Board of Directors can collect from a corporation, including wages and other remuneration, cannot exceed 25% of corporate earnings. This percentage is limited to 5% if no dividend is distributed. This limitation is increased in proportion to any dividends paid. When one or more directors perform special commissions or technical administrative functions and the small amount or nonexistence of earnings make it necessary to exceed the percentage established, the corporation cannot pay such sums without express approval at the shareholders’ meeting.

Our bylaws do not contain provisions relating to:

•	a director’s power to vote on a proposal, arrangement or contract in which the director is materially interested;

•	the directors’ power to vote on compensation to themselves or any members of their body;

•	borrowing powers exercisable by the directors and how such borrowing powers can be varied;

•	retirement or non-retirement of directors under an age limit requirement; or

•	number of shares required for director’s qualification.

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

(1) maximization of our value in furtherance of the shareholders’ interests;

(2) the material role of the Board of Directors or Management Committee in our conduct and management; and

(3) information transparency in our relationship with our employees, shareholders, investors and customers.

Audit Committee

The Audit and Control Committee was created as a transitional committee on December 17, 2002, and was superseded by an Audit Committee created by our Board of Directors on May 10, 2004 in accordance with the requirements and provisions of Executive Decree No. 677/01, the Sarbanes-Oxley Act and the rules and regulations of the SEC.

Our Board of Directors set forth (1) the structure of the committee and the minimum requirements to qualify as a member of the committee; (2) the planning of the main tasks to be performed and the necessary means for proper functioning; and (3) the training plan for its members. In that sense, our Board of Directors stated that the Audit Committee shall be formed by three or more members of the Board of Directors, all of whom shall be independent directors in accordance with the criteria set forth by the CNV. According to these criteria, a director will not be independent if, among other cases, he or she is at the same time a director or personnel of the controlling shareholder or other company controlled by it or any other of its subsidiaries.

Among others, the duties of the Audit Committee are as follows: (a) to express an opinion on the proposal made by the Board of Directors regarding the designation of external auditors to be hired by the Company and to oversee their independence; (b) to supervise the operation of the Company’s internal control, administrative and accounting systems, as well as the reliability of the latter and of any financial information or other significant events; (c) to supervise the application of policies in relation to the Company’s risk management activities; (d) to supply the market with complete information about transactions in which there are conflicts of interest with directors, officers or controlling shareholders; (e) to express an opinion on the reasonableness of the directors’ fees and the stock option plans for directors and managers proposed by the Board of Directors; (f) to express an opinion on regulatory compliance issues and on the reasonableness of the terms and conditions of issuance of shares or securities convertible into shares in the event of a capital increase in which preemptive rights are excluded or restricted; (g) to verify compliance with any applicable rules of conduct; and (h) to issue an opinion, and the grounds for such opinion, in relation to transactions with related parties.

The Audit Committee started holding sessions on May 28, 2004. Its current members are Luis Ramon Freixas Pinto, Guillermo Harteneck and Jaime Urquijo Chacón who are all independent directors.

On June 14, 2004, the Audit Committee approved its charter and on February 24, 2005 it approved its action plan for the 2005 fiscal year.

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

Market Disclosure Rules

(1) Along with Telefónica and pursuant to our statutory obligations, we and Telefónica have assumed a commitment of transparency to our respective shareholders, investors and the market in general, with a view to positioning the Telefónica Group as a forerunner in transparency policies.

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

Internal Rules of Conduct on Negotiable Securities

We have established internal rules of conduct on negotiable securities for the purpose of restricting the execution of transactions involving negotiable securities of the Telefónica Group by the top management and other employees with access to privileged information. These rules provide for (1) obligations to disclose deals in which the relevant person has a personal interest, (2) a prohibition against making deals using privileged information when the relevant person has a personal interest and (3) a prohibition against dealing with confidential information.

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

The Whistleblower Line and Procedures to Protect the Whistleblower

On November 10, 2004, the Board of Directors approved the Whistleblower Line and Procedures to Protect the Whistleblower in accordance with Section 301 of the Sarbanes-Oxley Act. It established procedures for the following:

(i) the receipt, retention and treatment of complaints received by us regarding accounting, internal auditing controls, or auditing matters; and

(ii) the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters.

The basic guidelines for the Whistleblower Hotline and Procedures to Protect the Whistleblower are:

•	Access and operation: The whistleblower hotline will be operational 24 hours a day and available for access through the Internet, mail, telephone or fax, and all issues will be treated as anonymous;

•	Internal notice: All employees of Grupo Telefónica will be notified of the existence of the whistleblower hotline;

•	Treatment of complaints: The corresponding area will keep a record of the complaints received and will report these complaints and the result of the investigations thereof to the Audit Committee;

•	Protection of the employee issuing the complaint: Employees issuing complaints will be protected according to applicable rules. This protection will continue even when the investigation reveals no evidence of fraud or other misconduct, provided that the employee has acted in good faith. To that effect, all complaints received are presumed to be made in good faith unless evidence to the contrary. Human Resources will be notified in the event a complaint is not made in good faith, and will proceed according to employment regulations or internal rules in force; and

•	External complaints: Whoever receives a complaint involving a fraud or any other misconduct by a shareholder, client or supplier must report it to the Internal Audit Corporate Manager in order to follow the corresponding procedures.

In addition, we recognize the protection given to employees under Section 806 of the Sarbanes-Oxley Act, which establishes whistleblower protection for those employees who issue complaints or assist in the process of fraud detection.

Significant Differences Between Our Corporate Governance Practices and U.S. Companies’ Practices under New York Stock Exchange Listing Standards

For a comparison of the significant ways in which Telefónica de Argentina S.A.’s corporate governance policies differ from those followed by U.S. companies under New York Stock Exchange (“NYSE”) listing standards, please see our website at:

http://www.telefonica.com.ar/corporativo/acercadetelefonica/estrategia/gobierno/20F.asp

Manual of Ethical Norms and Conduct

During the fiscal year, the Manual of Ethical Norms and Conduct that describes the fundamental pillars on which conduct should be based and oriented was edited and published.

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

C. Material Contracts.

On February 15, 2006 the UNIREN, acting on behalf of the National Government, signed with us the Memorandum of Understanding 2006, which seeks a commitment to establish in the future a stable legal framework for maintaining the legal conditions set forth in the Transfer Contract and the rules in force as of the date of such Memorandum. Among other things, the Memorandum of Understanding 2006 provides the unification of the reduced rate calling time band for local, domestic and international long-distance calls, thus resulting, as a whole, in the application of smaller discounts as from its effectiveness. See Item 4: “Information on the Company—Business Overview—Regulatory Matters—Rates.”

Other than the Memorandum of Understanding 2006 and contracts listed as exhibits under Item 19 of this Annual Report, during the past two years we have not entered into any material contracts other than contracts entered into in the ordinary course of business and shareholder loans as described in Item 5: “Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

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

As a result of the above, since early 2002, the exchange rate with the U.S. dollar has increased compared to the Argentine peso (the parity was originally one peso per U.S. dollar). As of December 31, 2005, the exchange rate had increased by 1.7% (Ps.3.03 per U.S. dollar).

Other regulations were issued subsequently, amending some of the above-mentioned regulations. The main aspects of such other regulations are:

(a)	the Public Emergency and Exchange System Reform Law No. 25,561 established the pesification of utility tariffs originally denominated in U.S. dollars at an exchange rate of U.S.$1 to Ps.1 and authorized the National Executive Power to renegotiate such agreements (See Note 9.1 to the Annual Financial Statements);

On February 15, 2006 we and the Argentine government, through the UNIREN, executed the Memorandum of Understanding 2006. After the procedures provided for in current regulations were met, this instrument will be the necessary background to execute the Protocol of Renegotiation as provided for in Law No. 25,561, section 9.

Among other aspects, the Memorandum of Understanding 2006 discusses the following main issues:

1)	Investments: we shall continue with investments aimed at the development and technological update of our network and new services;

2)	Service targets and long-term targets (see Item 4: “Information on the Company—Business Overview—Service Requirements”);

3)	Contractual compliance (see “Introduction”);

4)	Regulatory framework;

5)	Stay of actions and subsequent waiver of rights and withdrawal of actions (see Item 4: “Information on the Company—Business Overview—Revocability of Our License”);

6)	Adjustment of incoming international calls in the local area through the application of a correction factor, so that the value referred to in section 37 of Annex II to Decree 764/00 undergoes a three-fold increase;

7)	Unification of the low-rate time band for local calls, national and international long-distance calls, which in the aggregate result in the application of lower discounts starting with the implementation of the Protocol of Renegotiation; and

8)	Equal treatment: In the context of the process to renegotiate the contracts, the National Government undertakes to treat us on the basis of terms reasonably similar to those afforded to other telecommunications companies participating in such process.

The Memorandum of Understanding 2006 will be submitted to a public hearing in order to promote the involvement of users and the community at large so that its terms and conditions will be based on a consensus to move forward with the execution of the Protocol of Renegotiation. The public hearing was held on April 28, 2006 in the city of Mar del Plata, Argentina. Additionally, the Memorandum of Understanding 2006 shall be subject to any further approvals required by currently applicable rules and regulations.

(b)	an extension of the National Public Emergency situation until December 31, 2006; and

(c)	suspension of dismissals without just cause and the establishment of penalties consisting of the payment of additional amounts equivalent to 50% of the termination pay set forth by labor regulations for employees dismissed without just cause, except in relation to personnel hired on or after January 1, 2003. This is how the Argentine government is proceeding with a stepwise reduction of the penalty formerly consisting of two times the applicable termination pay with the aim expressed in the law of fully eliminating this penalty if unemployment rates drop to less than 10%.

E. Taxation

U.S. Federal Income Taxation

The following discussion is a summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our Class B shares or our ADSs by U.S. Holders, as defined below. This summary is based on the Internal Revenue Code of 1986, as amended (referred to herein as the “Code”), final, temporary and proposed Treasury regulations, administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”) and judicial decisions, all as currently in effect and all of which are subject to change (possibly with retroactive effect), and to different interpretations. It is also based in part on representations by the depositary and assumes that each obligation under the Deposit Agreement and any related agreement will be performed in accordance with its terms. This discussion deals only with Class B shares and ADSs held as capital assets (generally, for investment purposes). It does not discuss all of the tax consequences that may be relevant to a U.S. Holder in light of the U.S. Holder’s particular circumstances or to U.S. Holders subject to special rules, such as financial institutions, insurance companies, tax-exempt entities, dealers in securities or foreign currencies, partnerships and other pass-through entities, investors liable for the alternative minimum tax, persons who hold Class B shares or ADSs as part of an integrated investment (including a hedge, straddle or conversion transaction), persons whose functional currency is not the U.S. dollar, persons who actually or constructively own (directly or indirectly) 10% or more of our voting stock or persons who acquired Class B shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation. Holders of Class B shares or ADSs should consult their own tax advisors with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

As used herein, the term “U.S. Holder” means a beneficial owner of Class B shares or ADSs that is, for U.S. federal income tax purposes, (1) a citizen or individual resident of the United States, (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States or of any political subdivision thereof or (3) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source. The U.S. federal income tax treatment of a partner in a partnership that holds our Class B shares or ADSs will depend on the status of the partner and the activities of the partnership. Partners in such partnerships should consult their own tax advisors.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS INTENDED FOR GENERAL INFORMATION PURPOSES ONLY. PROSPECTIVE PURCHASERS OF CLASS B SHARES OR ADSs ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING OR DISPOSING OF CLASS B SHARES OR ADSs, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAWS.

General

In general, for U.S. federal income tax purposes, holders of American depositary receipts evidencing ADSs will be treated as the beneficial owners of the Class B shares represented by those ADSs. Deposits and withdrawals of Class B shares in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

The U.S. Treasury Department has expressed concerns that parties to whom depositary shares such as the ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of the ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of Argentine taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by future actions taken by parties to whom the ADSs are released.

Taxation of Dividends

Subject to the passive foreign investment company rules discussed below, distributions made by us of cash or property other than certain pro rata distribution of ordinary shares generally will constitute a taxable dividend to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. The full amount of any dividend paid in respect of our Class B shares or ADSs (including the amount of any Argentine withholding taxes imposed on such dividend) will be included in the gross income of a U.S. Holder, as ordinary income from sources outside the United States, at the time that the dividend is received by the U.S. Holder, in the case of our Class B shares, or by the depositary, in the case of ADSs.

The amount of income, including in respect of any dividend paid in pesos, generally will be measured by reference to the spot rate for converting pesos into U.S. dollars in effect on the date that the dividend is received by the U.S. Holder, in the case of our Class B shares, or by the depositary, in the case of ADSs. A U.S. Holder may recognize foreign currency gain or loss, which would be treated as ordinary gain or loss, upon a subsequent conversion of pesos into U.S. dollars. U.S. Holders should consult their own tax advisors regarding the calculation and U.S. federal income tax treatment of foreign currency gain or loss. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

Subject to applicable limitations, and subject to the discussion above regarding concerns expressed by the U.S. Treasury, the U.S. dollar amount of dividends paid to a non-corporate U.S. holder in taxable years beginning before January 1, 2009 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends represent “qualified dividend income.” U.S. Holders of ADSs and Class B shares should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

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

Taxation of Capital Gains or Losses

Subject to the passive foreign investment company rules discussed below, upon a sale or other taxable disposition of Class B shares or ADSs, a U.S. Holder will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount realized on the sale or other taxable disposition and the U.S. Holder’s adjusted tax basis in the Class B shares or ADSs. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period in the Class B shares or ADSs exceeds one year at the time of the sale or other taxable disposition. Certain U.S. Holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. The deductibility of capital losses is subject to limitations under the Code. Gain or loss derived from the sale or other disposition of our Class B shares or ADSs generally will be treated as U.S. source income or loss for foreign tax credit purposes.

Passive Foreign Investment Company Rules

We believe that we will not be considered a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes. However, because the determination of whether the Class B shares or ADSs constitute shares of a PFIC will be based upon the composition of our income and assets and the fair market value of our assets (including entities in which we hold at least a 25% interest), from time to time, there can be no assurance that the Class B shares or ADSs will not be considered shares of a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a U.S. Holder held a Class B share or ADS, certain adverse consequences could apply to the U.S. Holder, including the imposition of higher amounts of tax than would otherwise apply to a U.S. Holder and additional tax form filing requirements. U.S. Holders are urged to consult their tax advisors regarding the consequences to them if we were considered to be a PFIC, as well as the availability and advisability of making an election to mitigate the adverse United States federal income tax consequences of PFIC status should we be classified as a PFIC for any taxable year. Based on our operations and business plans, we do not believe that we are currently a PFIC and do not expect to become a PFIC in the foreseeable future.

Information Reporting and Backup Withholding

Payment of dividends and sales proceeds that are made to a U.S. Holder within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) The U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, The U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against such U.S. Holder’s U.S. federal income tax liability, if any, and may entitle such U.S. Holder to a refund, provided that the required information is furnished to the IRS in a timely manner.

U.S. HOLDERS AND PROSPECTIVE PURCHASERS OF OUR CLASS B SHARES OR ADSs SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE ARGENTINE, U.S. FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR CLASS B SHARES OR ADSs BASED UPON THEIR PARTICULAR CIRCUMSTANCES.

Argentine Taxation

The following summary of certain Argentine tax matters is based upon the tax laws of Argentina, and regulations thereunder, in effect as of the date of this Annual Report, and is subject to any change in Argentine laws and regulations which may come into effect after such date.

Taxation of Dividends

Dividends of cash, property or capital stock related to the Class B Shares or ADSs are currently exempt as a general rule from Argentine withholding tax or income tax. However, under Tax Law No. 25,063, a tax is applicable to the amount of dividends distributed in excess of a company’s “net taxable income” accumulated at the end of the fiscal year immediately preceding the date of the distribution of such dividends. The applicable withholding tax rate is 35% unless the shareholder is resident in a country which has signed a tax treaty with Argentina.

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

Tax on Personal Assets (Individuals)

Law No. 25,585, dated May 15, 2002, establishes that tax on personal assets, including shares issued by companies incorporated in Argentina, owned by individuals or undivided estates resident in Argentina or abroad shall be collected annually by the Argentine company at the 0.5% rate. There is not any non-taxable amount applicable for this tax on shares.

The law also includes a legal presumption that the shares of an Argentine company that are owned by any foreign legal entity are deemed to be indirectly owned by individuals or undivided estates and then taxed as described above. The taxable amount is the share’s proportional value related to the company last financial statements.

This provision does not apply in the case of shareholders resident in some countries that have tax treaties with Argentina such as Spain or Chile which establish that this kind of property is taxed only in the country where the shareholder is resident.

Finally, Law No. 25,721, dated January 17, 2003, has eliminated the existing exemption to the Tax on Personal Assets for the holding of listed shares.

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

THE ABOVE SUMMARIES DO NOT CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO THE OWNERSHIP OF THE ADSs OR THE CLASS B SHARES.

F. Dividends and Paying Agents.

Not applicable.

G. Statement by Experts.

Not applicable.

H. Documents on Display.

We file annual reports on Form 20-F and furnish periodic reports on Form 6-K to the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. Anyone may read and copy any of these reports at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Information on the operation of the public reference rooms is available by calling 1-800-SEC-0330. Documents filed since October 1, 2002 can be found on the EDGAR system on the SEC’s website, www.sec.gov.

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

As of December 31, 2003, our total bank and financial debt in foreign currency was the equivalent of U.S.$1,504 million. As of December 31, 2004, this amount had decreased to the equivalent of U.S.$1,034 million. And as of December 31, 2005, it had decreased to the equivalent of U.S.$833 million. The impact of foreign exchange rates during 2005, 2004 and 2003 on our net monetary position in foreign currency, net of our exposure to inflation, amounted to a gain of Ps.8 million, a loss of Ps.65 million and a gain of Ps.743 million, respectively. In 2004 compared to 2003 the variation was mainly due to a devaluation of the peso by 1.7% during 2004, compared to an appreciation of the peso by 13% during 2003. During 2005, we had a financial gain of Ps.8 million as a consequence of the revaluation of the peso against foreign currencies other than the U.S. dollar. As of December 31, 2005, current assets in foreign currency were lower than our current liabilities in foreign currency by Ps.123 million. See Item 3: “Key Information—Selected Financial Data—Presentation of Figures in Constant Argentine Pesos.” In May 2004 and October 2004, we issued negotiable obligations for Ps.163.3 million and Ps.200 million, respectively. In February 2005, we issued negotiable obligations for Ps.250 million. These negotiable obligations were issued in different series and tranches, with different maturities and coupons. As of the date of the issuance of this Annual Report most of the peso negotiable obligations were totally repaid. During 2005 we cancelled U.S.$187 million in loans with TISA, partially with the issuance of the abovementioned negotiable obligations, with self-generated funds and with loans granted by local banks. The amount of indebtedness as a percentage of our total financial debt subject to variable interest rates has decreased from 16% in 2004 to 6% in 2005. This is mainly due to the cancellation of part of our debt owed to TISA and peso-denominated negotiable obligations subject to variable interest rates. See Item 5: “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Debt—Exchange of Notes.” The fair value of our debt in terms of U.S. dollars as of December 31, 2005 decreased by 29% compared to the fair value as of December 31, 2004, mainly due to the payments made during 2005. On the other hand, the improvement in the Argentine economic climate mentioned elsewhere in this Annual Report and in the market perception of our risk resulted in an increase on the market prices of our outstanding notes and, thus, a decrease in the implicit market rates we use to discount our debt. See Item 5: “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Debt—Credit Ratings.” The decline in variable interest rates are reflected in lower spreads, which was partially offset by higher reference rates (LIBOR as of December 31, 2005 was 4.65% as compared to 2.78% as of December 2004).

Set forth below is tabular information presented in our reporting currency, Argentine pesos, with respect to our net debt defined as Debt Obligations and the other instruments less Financial Assets (time deposits). The table reflects principal and related exchange rates, broken out between floating rate and fixed rate debts.

SENSITIVITY TO INTEREST RATES AND EXCHANGE RATES – NET DEBT (December 31, 2005)

	MATURITY DATES (in millions of pesos)(1)(2)								FAIR VALUE(3)			Book Value
	2006		2007	2008	2009	2010	Subsequent	TOTAL	Underlying Debt	Associated Derivatives	TOTAL
EUROPE	2		2	7	7	7	25	52	53	(10)	43	52
EURO	2		2	7	7	7	25	52	53	(10)	43	52
Fixed Rate	7		7	7	7	7	25	62	53	—	53	62
Average Interest Rate (%)	1.75		1.75	1.75	1.75	1.75	1.75
Swap Euros	(5)		(5)	—	—	—	—	(10)	—	(10)	(10)	(10	)(4)
AMERICA	113		671	419	30	671	421	2,325	2,316	193	2,509	2,325
ARS	104		50	—	—	—	—	154	161	—	161	154	(8)
Fixed Rate	39	(5)	—	—	—	—	—	39	46	—	46	39	(5)
Average Interest Rate (%)	7.65
Floating Rate	65		50	—	—	—	—	115	115	—	115	115
Average Interest Rate (%)	2.40		2.50
U.S.$	9		621	419	30	671	421	2,171	2,155	193	2,348	2,171	(7)
Fixed Rate	(81	)(9)	575	381	—	644	408	1,928	2,103	—	2,103	1,928	(9)
Average Interest Rate (%)(11)	6.71		11.88	9.13		9.13	8.85
Floating Rate	44		4	4				51	52		52	51
Average Spread (%)(10)	4.89		2.15	2.15
Swap JPY	42		38	34	30	27	12	184	—	184	184	184	(6)
Swap Euros	5		4	—		—		9	—	9	9	9	(4)
ASIA	(3)		(3)	(2)	(1)	—		(8)	175	(154)	21	(8)
JPY	(3)		(3)	(2)	(1)	—		(8)	175	(154)	21	(8)
Fixed Rate	27		27	27	27	27	13	147	175	—	175	147
Average Interest Rate (%)(11)	2.30		2.30	2.30	2.30	2.30	2.30
Swap JPY	(30)		(29)	(28)	(27)	(26)	(13)	(154)	—	(154)	(154)	(154	)(6)
TOTAL	112		671	424	37	679	446	2,369	2,545	28	2,573	2,369

(1)	Exchange rate as of December 31, 2005: Ps.3.032 = U.S.$1.00.

(2)	Total may not sum due to rounding.

(3)	We calculate the fair value as follows:

(a)	Peso bonds: we calculated the fair value considering the LEBAC (Letras del Banco Central) yield curve as of December 31, 2005.

(b)	U.S. dollar Bonds: the bonds are valued at market price (including accrued interest) as of December 31, 2005.

(c)	Other financial debt (including TISA): we calculated the fair value considering the yield curve implicit from the yield to maturity of our bonds due in 2006, 2007, 2008, 2010 and 2011.

The market values indicated may not be indicative of a trend or of values in the mid-term future.

(4)	The net book value of Ps.2 million is included in Other receivables in the Annual Financial Statements.

(5)	Net of Ps.65 million in the balances of bank deposits and mutual fund accounts.

(6)	The net book value of Ps.29 million is included in Other payables in the annual Financial Statements.

(7)	Excludes Ps.51 million of accrued interest included in bank and financial payables in the Annual Financial Statements as of December 31, 2005.

(8)	Excludes Ps.5 million corresponding to credit balances with banks.

(9)	Net of Ps.298 million of bank, time deposits and treasury bills.

(10)	It is the weighted average interest rate of the outstanding debt as of each date excluding six month U.S. Dollar LIBOR as of December 31, 2005 (4.65%).

(11)	It is the net average interest rate.

Exchange Rate Sensitivity. Since the Convertibility Law pegged the peso at a value of Ps.1.00 per U.S.$1.00, exchange rates risks were mainly related to changes in the value of the U.S. dollar in comparison with currencies other than the Argentine peso. In January 2002, the Argentine government devalued the Argentine peso and currently the peso/U.S. dollar exchange rate is determined by a free market with certain controls. Until 2002, we did not hedge our U.S. dollar-denominated debt because under the Convertibility Law the peso/U.S. dollar exchange rate was essentially fixed at parity and we had our revenues stream linked to the U.S. dollar because our rates were denominated in U.S. dollars and converted into pesos at the end of each month. However, in some cases we hedged U.S. dollars against yens and euros, as discussed below. Before the Convertibility Law, according to the Transfer Contract, our rates were to be adjusted for inflation in Argentina and in certain extraordinary circumstances, by a specific formula which considers both the effect of the inflation and the variation in exchange rates. Since the end of the Convertibility Law, almost all of our revenues have been stated in pesos but almost all of our debt has been denominated in foreign currency so we have a current mismatch between our revenues and our financial debt in foreign currency. At present, we have adopted the policy of hedging our exposure to exchange rate risk because of the fluctuation of the value of the peso against foreign currencies and its effect on our debt denominated in foreign currencies. We do not have, however, financial instruments for trading purposes. See Item 10: “Additional Information—Exchange Controls.” Moreover, our policy does not include holding derivative financial instruments to hedge our exposure to interest rate risk. See Item 5. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Exposure to Foreign Exchange Rates—Hedging Policy.”

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

In September 1999, we entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the yen/U.S. dollar exchange rate in connection with our 5.7 billion outstanding (nominal amount) as of December 31, 2005 Japanese yen loan granted by the Export-Import Bank of Japan (currently, the Japanese Bank of International Cooperation). The loan matures in February 2011 and accrues interest at a rate of 2.3% per annum. The swap agreement provides for a fixed exchange rate of 104.25 yen per U.S. dollar. The interest rate paid to Citibank N.A. under the swap agreement during the term of the loan is 7.98% per annum. As of December 31, 2005, the amount of the related liability, taking into account the effect of the swap and the additional interest accrued, amounts to U.S.$58 million.

Additionally, in December 1999, we entered into a second foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the euro/U.S. dollar exchange rate in connection with our net position of assets and liabilities in euros, including the balance of the loan granted by the Mediocredito Centrale. The Mediocredito Centrale loan matures in May 2017 and accrues interest at a rate of 1.75% per annum. The swap agreement is in effect through November 2007 and provides for a fixed-exchange rate of 0.998 euros per U.S. dollar. The interest rate paid to Citibank N.A. during the term of the loan is 2.61% per annum.

The swap agreements with Citibank establish typical provisions for these types of transactions, including the acceleration of payment upon the failure to pay financial debts for amounts in excess of 2% of our shareholders’ equity.

During 2004 we used currency forward contracts to hedge against the risks of fluctuation in the peso/U.S. dollar exchange rate. We entered into NDFs, pursuant to which monetary positions are offset. These instruments were used to cover short-term payment commitments denominated in U.S. dollars. As of December 31, 2005, we have no NDFs outstanding.

We also had the equivalent of approximately Ps.157 million, as of December 31, 2005, of trade and other payables denominated in foreign currencies, of which approximately Ps.129 million are U.S. dollar-denominated, as well as approximately Ps.338 million in foreign-currency receivables and investments.

Our results of operations are susceptible to changes in the peso/dollar exchange rate because our primary assets and revenues are denominated in pesos while substantially all of our liabilities are denominated in dollars. We estimate, based on the current composition of our balance sheet and the fact that our revenues have been pesified and frozen, that for every variation in the exchange rate of Ps.0.10 (plus or minus) against the peso results in a variation, plus or minus, of approximately Ps.70 million in our results considering our foreign currency exposure as of December 31, 2005.

Interest Rate Sensitivity. We make interest payments under such debt instruments periodically during the term of debt through maturity. The table shown above does not reflect any prepayment or refinancing of indebtedness that may occur from time to time. Weighted average variable rates in the table are based on LIBOR as of December 31,

2005 (4.65%), which was lower than LIBOR as of May 5, 2006 (5.28%), due to the increase in prevailing interest rates following the increase in U.S. rates by the U.S. Federal Reserve Board. As of December 31, 2005, approximately 92% of our financial debt obligations had terms that provide for fixed interest rates. Debt obligations with variable interest rates are based mainly on LIBOR plus specified margins. We estimate that a ten percent increase in LIBOR would not have a material impact on our interest expenses.

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

Amendment to Certain Provisions of the Notes

In connection with the exchange offers, we solicited proxies to amend our notes. On July 22, 2003, a bondholder meeting was held in order to amend the terms and conditions of our 9.125% notes due 2008. In such meeting substantially all of the covenants and events of default, as well as certain reporting requirements were eliminated. The covenants and events of default that were deleted include the following:

•	the limitation on mergers;

•	the limitation on liens;

•	the limitation on sale and leaseback transactions;

•	the requirement to maintain our corporate existence and properties;

•	the requirement that we maintain adequate insurance;

•	the requirement that we maintain adequate books and records;

•	the requirement that we comply with all applicable laws and material agreements;

•	the requirement that we comply with the reporting requirements of the Exchange Act; and

•	all events of default, including the cross-default provisions, except the event of default triggered by our failure to make a scheduled principal or interest payment on the notes, or pay any additional amounts due on such dates.

Reorganization Transactions

An information statement, dated as of March 19, 2001, describing the Reorganization Transactions, the distribution of Móviles Argentina and Telefónica Data shares and the reduction in our capital stock has been filed with the SEC in a report on Form 6-K dated March 22, 2001. See also Item 4: “Information on the Company—Our History and Development—Our Reorganization.”

E. Use of Proceeds

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES.

Our president and our chief financial officer are responsible for establishing and maintaining our disclosure controls and procedures.

Our president and our chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in the U.S. Securities Exchange Act of 1934 under Rule 13a-15(e)) as of the end of the period covered by this Form 20-F, have concluded that, as of such date, our disclosure controls and procedures were effective.

There were no significant changes in our internal controls over financial reporting that occurred during the year ended December 31, 2005 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED].

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT.

Our Board of Directors has determined that Mr. Guillermo Harteneck, member of our Audit and Control Committee, meets the requirements of an “audit committee financial expert”, as defined by the SEC. Mr. Harteneck is an independent director.

ITEM 16B.	CODE OF ETHICS.

We have adopted the Rules of Conduct for the Financial and Accounting Departments of the Telefónica Group in Argentina, which are incorporated by reference to our annual report on Form 20-F for the fiscal year ended 2004. The Rules of Conduct apply to the presidents and general managers (where applicable) of Telefónica Argentina and of each of the corporations that form part of the Telefónica Group in Argentina, and to certain other management personnel, including Corporate Directors, Department Directors and Managers and persons holding similar office.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Ernst & Young acted as our independent auditor from April 2005 and for the fiscal year ended December 31, 2005. Deloitte acted as our independent auditor for the year 2004 and until April 2005. The chart below sets forth the fees for services performed by Ernst & Young in 2005 and Deloitte in 2005 and 2004 (including related expenses), and breaks down these amounts by category of service in millions of pesos in historical amounts:

	Total Fees
	Ernst & Young		Deloitte		Deloitte
	From April 2005		2005		Fiscal Year Ended 2004

Audit Fees*	Ps.	1.05	Ps.	1.29	Ps.	1.81

Audit-Related Fees	Ps.	0.04	Ps.	0.09	Ps.	0.16

Tax Fees	Ps.	—	Ps.	0.05	Ps.	0.05

All Other Fees	Ps.	0.22	Ps.	—	Ps.	—

Total	Ps.	1.31	Ps.	1.43	Ps.	2.02

(*)	Fees for audit of financial statements included in Form 20-F corresponding year.

Audit Fees

Audit fees are fees agreed upon (including related expenses) for the audit of our Annual Financial Statements and for the reviews of our quarterly financial statements submitted on Form 6-K, including the review of our Annual Report, other SEC and CNV presentations (such as the offering circulars for the exchange offers and the issuance of new bonds), certification of filings before governmental offices.

Audit-Related Fees

Audit-related fees in 2005 and 2004 include fees related to services not required by any statute or regulation concerning financial accounting and reporting standards.

Tax Fees

Tax fees in 2004 were related to services agreed-upon for tax compliance.

All Other Fees

All Other Fees includes certain advisory services and training services provided until September 2005.

Pre-Approval Policies and Procedures

Our Board of Directors has established a policy of preapproval of audit and permissible nonaudit services that shall ensure that the engagement of external auditors preserves their capacity as independent professionals which is inherent in the performance of their functions. In this respect, we acknowledge that good corporate governance principles, which stand as the basis of confidence of shareholders and other investors, include the maintenance of the independence of the accounting auditing firms.

Therefore, the Board has established the guidelines for a formal policy which will establish the basis for the engagement of our external auditor to provide audit services and permissible nonaudit services. These guidelines include:

(1) Service categories: The services to be provided by the external auditing firms shall be classified into the following categories:

Permitted Services:

•	External audit services: These services are inherent in the role of an independent auditor and include the review and interpretation of accounting principles and their application, the review of adequate support to financing, similar transactions and other services disclosed in our annual reports or financial statements on which the external auditors shall issue an opinion. These services shall be preapproved by the Audit Committee on an annual basis.

•	Audit related services: These services are outside the normal scope of external audit services but, for reasons of convenience and efficiency, may be performed by our external auditors because of their extensive knowledge of our annual financial information.

•	Taxes: Although these services are expressly permitted and do not have an adverse effect on the independence of external auditors, an assessment of the consulting firm ultimately engaged shall be made in each case and specifically approved prior thereto.

Non-permitted Services: Nonpermitted services are those services that may not be provided by auditing firms as they are considered incompatible with the role of an independent auditor.

(2) Extension of the policy and timing of approvals: This policy is applicable to us and to our controlled companies and it establishes the requirements for its annual approval or the frequency that will be in accordance with the changes introduced to applicable regulations.

(3) Responsibility: It was established that the responsibility for ensuring that our external auditors are engaged only to provide such services as may be compatible with the maintenance of their independence shall rest with the Audit Committee or the Board of Directors.

(4) Reporting Duties: Upon the implementation of this policy, the auditing firm, as the case may be, shall report to us annually regarding the services provided during the year, which shall qualify under pre-approved categories, for assessment by our Audit Committee of the compliance with the conditions of independence for the provision of services in accordance with the policy defined herein, local regulations and applicable U.S. legislation. We shall, in turn, prepare a detail of the fees paid to the auditing firm, as the case may be, for auditing and other services provided, for inclusion in the annual financial statements or annual reports.

(5) Delegation: The power to grant pre-approvals of permitted services according to applicable regulations shall be granted to a Board member fulfilling the independence requirements. These decisions shall be reported to the Board during the first meeting convened after the granting of pre-approval.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None.

PART III

ITEM 17.	FINANCIAL STATEMENTS.

The registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18.	FINANCIAL STATEMENTS.

ITEM 19.	EXHIBITS.

Exhibit No.	Description

1.1	English translation of the bylaws (Estatutos) of Telefónica de Argentina S.A., as amended, including the corporate charter.*

4.1	Management Contract, dated November 8, 1990, between Telefónica de Argentina S.A. and Telefónica de España S.A., together with an English summary thereof.**

4.2	System Operation and Maintenance Outsourcing Master Agreement dated June 26, 2000 by and between IBM Argentina S.A., Telefónica de Argentina S.A., Telefónica Comunicaciones Personales S.A., Telinver, Telefónica Data Argentina, and Telecomunicaciones y Sistemas.***

4.3	Preliminary Spin-off and Merger Agreement by and among Telefónica de Argentina S.A., Telefónica Data Argentina and Telefónica Móviles S.A. (English Translation).****

4.4	Telefónica S.A. Stock Option Agreement, dated June 26, 2001, between Telefónica S.A. and Telefónica de Argentina S.A. (English Translation).*

4.5	Agreement dated March 21, 2003 between IBM Argentina S.A., Telefónica de Argentina S.A. and others (English Translation).*****

4.6	Extension of Management Contract, dated July 30, 2003. *******

4.7	Indenture dated August 7, 2003 among Telefónica de Argentina S.A., The Bank of New York, as trustee, co-registrar and principal agent, Banco Río de la Plata S.A., as registrar and Argentine paying agent and The Bank of New York (Luxembourg) S.A., as Luxembourg paying agent and transfer agent in respect of our 11 7/8% Notes due 2007, 9 1/8% Notes due 2010, 8.85% Notes due 2011 and Conversion Notes due 2011. *******

4.8	Supplemental Indenture dated August 7, 2003 among Telefónica de Argentina S.A., Deutsche Bank Trust Company Americas (successor to Bankers Trust Company), as trustee, co-registrar and principal paying agent, and Deutsche Bank S.A. (successor to Bankers Trust S.A.), as paying agent relating to the Indenture dated November 3, 1994 amount Telefónica de Argentina S.A., Bankers Trust Company, as trustee, co-registrar and principal agent, and Bankers Trust S.A., as paying agent. *******

4.9	Preliminary Spin-off and Merger Agreement by and among Telefónica de Argentina S.A., Telefónica Data Argentina and Telefónica Móviles S.A. (English Translation).****

4.10	Telefónica S.A. Stock Option Agreement, dated June 26, 2001, between Telefónica S.A. and Telefónica de Argentina S.A. (English Translation).*

4.11	Agreement dated May 20, 2003 between TISA S.A. and Telefónica de Argentina S.A. (English Translation).******

4.12	Memorandum of Understanding 2006.

11.1	Rules of Conduct for the Financial and Accounting Departments of the Telefónica Group in Argentina (English Translation).********

Exhibit No.	Description

12.1	Section 302 Certification of the Chairman.

12.2	Section 302 Certification of the Chief Financial Officer.

13.1	Section 906 Certification of the Chairman.

13.2	Section 906 Certification of the Chief Financial Officer.

*	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended September 30, 2001.

**	Incorporated by reference to our Registration Statement on Form F-1 filed with the SEC on October 28, 1993 (Registration No. 33-70982).

***	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended September 30, 2000.

****	Incorporated by reference to Amendment No. 1 to our annual report on Form 20-F filed with the SEC on April 12, 2001 (Commission File No. 1-12796).

*****	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2002.

******	Incorporated by reference to our Registration Statement on Form F-4 filed with the SEC on May 2, 2003.

*******	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003.

********	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2005.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TELEFÓNICA DE ARGENTINA S.A.

By:	/s/ Juan Ignacio López Basavilbaso
	Name:	Juan Ignacio López Basavilbaso
	Title:	Chief Financial Officer
	Dated	May 11, 2006

TELEFÓNICA DE ARGENTINA S.A.

TABLE OF CONTENTS OF THE ANNUAL FINANCIAL STATEMENTS

As of and for the fiscal years ended December 31, 2005, 2004 and 2003

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Telefónica de Argentina S.A.

1.	We have audited the accompanying balance sheet of Telefónica de Argentina S.A. (the “Company” or “Telefónica”) as of December 31, 2005, and the related statements of operations, changes in shareholders’ equity and cash flows for the year then ended; all expressed in constant Argentine pesos (Note 2.1). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

2.	We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3.	In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Telefónica as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles in the City of Buenos Aires, Argentina, and the pertinent regulations of the Argentine Business Associations Law and the Argentine National Securities Commission, which vary in certain significant respects from US generally accepted accounting principles to the extent summarized in Note 19. to the accompanying financial statements.

4.	As discussed in Note 2.2 to the accompanying financial statements, during 2005, the Company early adopted new professional accounting standards approved by the Professional Council of Economic Sciences of the City of Buenos Aires of Argentina.

Buenos Aires,

May 9, 2006

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.

/s/ Rosana E. Serio
ROSANA E. SERIO
Partner

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of

Telefónica de Argentina S.A.

1.	We have audited the accompanying balance sheets of Telefónica de Argentina S.A. (the “Company”) (“Telefónica”, an Argentine corporation) as of December 31, 2004 and the related statements of operations, changes in shareholders’ equity and cash flows for the fiscal years ended December 31, 2004 and 2003, prepared in accordance with generally accepted accounting principles in Argentina approved by the Professional Council of Economic Sciences of the City of Buenos Aires (“CPCECABA”) expressed in constant Argentine pesos, except for the matter mentioned in paragraph 5 of this report as required by Argentine regulation.

2.	The financial statements mentioned in paragraph 1 are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements mentioned in paragraph 1 based on our audits.

3.	We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America) (PCAOB auditing standards). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

4.	As described in Notes 2.2 and 16, the previously issued consolidated financial statements for fiscal years 2004 and 2003 have been restated by the Company to give retroactive effect to: i) the early adoption by the Company during fiscal year 2005 of certain new professional accounting principles approved by the CPCECABA of Argentina, ii) the change in the presentation of certain taxes in the statement of operations and related additional disclosures, and iii) the classification as discontinued operations of balances relating to the subsidiary Telinver, which was sold during 2005.

5.	As explained in note 2.1 to the accompanying financial statements, Decree No. 664/03 of the National Executive Power and General Resolution No. 441/03 of the National Securities Commission (“Comisión Nacional de Valores” or “CNV”) suspended the application of the method of inflation adjustment as from March 1, 2003. In accordance with generally accepted accounting principles in Argentina as promulgated by the CPCECABA, the requirement to restate the financial statements to reflect the effects of inflation was in effect until September 30, 2003. In compliance with the provisions of Decree No. 664/03 of the National Executive Power and General Resolution No. 441/03 of the CNV, the Company restated for inflation its financial statements through February 2003. The Company indicates in note 2.1 to the accompanying financial statements that, had the financial statements been restated for inflation in accordance with generally accepted accounting principles in Argentina as promulgated by the CPCECABA after the adjustments mentioned in paragraph 4, the Company’s shareholders’ equity and net income for the fiscal year ended December 31, 2003 would have amounted to approximately $2,072 million and $323 million, respectively. The Company states in note 2.1 that this effect as of and for the fiscal year ended December 31, 2004 is not significant.

6.	As described in note 9 to the accompanying financial statements, since the beginning of 2002 the Company has been unable to raise its regulated service rates due to the provisions of both the Economic Emergency Law N° 25,561 and the Renegotiation of Contracts Law N° 25,790. Note 1 to the financial statements describes that although the Company has adopted several initiatives to mitigate the effects of changes in its business resulting from the issue described above, and certain indicators of the Argentine economy are currently showing favorable signals, future operating conditions might not continue to be stable to the extent that in the event of new adverse developments in the economic context, the regulatory framework may fail to establish the rules to allow reinstating the balance of the variables that constitute the Company’s economic and financial equation. The Company has described in such notes that, if the future regulatory framework was not to provide for rates to change at a pace allowing balancing the economic and financial equation, the rate system could have an adverse impact on the Company’s financial condition and future results of operations.

7.	In our opinion, the financial statements mentioned in paragraph 1 present fairly, in all material respects, the financial position of Telefónica as of December 31, 2004, and the results of operations and cash flows for the fiscal years ended December 31, 2004 and 2003 in conformity with professional generally accepted accounting principles in Argentina approved by the CPCECABA, except for the lack of restatement of the financial statements as of December 31, 2003 to reflect the effects of inflation until September 30, 2003 as described in paragraph 5 of this report.

8.	Professional accounting principles generally accepted in Argentina followed by the Company (see paragraph 1 of this report) applicable to financial statements vary in certain significant respects from generally accepted accounting principles in the United States of America. The application of the latter would have affected the determination of net loss for the fiscal year ended December 31, 2004 and net income for the fiscal year ended December 31, 2003, and the determination of shareholders’ equity and financial position at December 31, 2004, to the extent summarized in note 19 to the financial statements.

Buenos Aires, May 9, 2006

DELOITTE & Co. S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - F° 3

/s/ Alberto Lopez Carnabucci
ALBERTO LOPEZ CARNABUCCI
(Partner)
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 212 - F° 200

TELEFONICA DE ARGENTINA S.A.

BALANCE SHEETS AS OF DECEMBER 31, 2005 AND 2004 (1)

(amounts stated in millions of Argentine Pesos, restated as described in note 2.1.)

	December-05	December-04
ASSETS
CURRENT ASSETS
Cash and banks (note 3.1.a)	22	14
Investments (notes 21.c) and 21.d))	341	243
Trade receivables (note 3.1.b)	395	273
Other receivables (note 3.1.c)	64	79
Inventories (note 3.1.d)	3	5
Other assets (note 3.1.e)	3	3

Total current assets	828	617

NONCURRENT ASSETS
Trade receivables (note 3.1.b)	1	3
Other receivables (note 3.1.c)	380	152
Investments (note 21.c)	1	1
Fixed assets (note 21.a)	5,950	6,584
Intangible assets (note 21.b)	46	59

Total noncurrent assets	6,378	6,799

Total assets	7,206	7,416

LIABILITIES
CURRENT LIABILITIES
Trade payables (note 3.1.f)	508	410
Bank and financial payables (note 3.1.g)	519	1,092
Payroll and social security taxes payable (note 3.1.h)	89	78
Taxes payable (note 3.1.i)	126	91
Other payables (note 3.1.j)	56	59
Reserves (note 21.e)	100	—

Total current liabilities	1,398	1,730

NONCURRENT LIABILITIES
Trade payables (note 3.1.f)	97	67
Bank and financial payables (note 3.1.g)	2,241	2,500
Payroll and social security taxes payable (note 3.1.h)	13	16
Taxes payable (note 3.1.i)	232	582
Other payables (note 3.1.j)	36	29
Reserves (note 21.e)	203	267

Total noncurrent liabilities	2,822	3,461

Total liabilities	4,220	5,191
NET LIABILITIES FROM DISCONTINUED OPERATIONS (note 3.1.k.)	31	37
SHAREHOLDERS’ EQUITY	2,955	2,188

Total liabilities and shareholders’ equity	7,206	7,416

(1)	The balance sheet as of December 31, 2004 has been retroactively restated due to application of new accounting principles and discontinued operations. See notes 2.2., 2.5 and 16.

The accompanying notes 1 to 21 are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ

Chairman

TELEFONICA DE ARGENTINA S.A.

STATEMENTS OF OPERATIONS FOR THE FISCAL YEARS

ENDED DECEMBER 31, 2005, 2004 AND 2003 (1)

(amounts stated in millions of Argentine Pesos, except for earnings per share ratio, restated as described in note 2.1.)

	December-05	December-04	December-03
INCOME / (LOSS) FROM CONTINUING OPERATIONS
NET REVENUES	3,367	3,105	2,801
COST OF SERVICES PROVIDED (note 3.1.l)	(1,883)	(1,902)	(1,963)

Gross profit	1,484	1,203	838
ADMINISTRATIVE EXPENSES (note 21.h)	(394)	(323)	(339)
SELLING EXPENSES (note 21.h)	(422)	(306)	(264)

Subtotal	668	574	235
LOSS ON EQUITY INVESTMENTS	—	(1)	(3)
HOLDING AND FINANCIAL INCOME/(LOSS) ON ASSETS (2)
Exchange differences	5	5	(73)
Interest and financial income	38	30	57
Holding (loss)/gain from government securities	(5)	5	(60)
Holding (loss)/gain from financial instruments	(1)	4	4
Inflation loss on monetary accounts	—	—	(3)
HOLDING AND FINANCIAL INCOME / (LOSS) ON LIABILITIES (3)
Exchange differences	3	(70)	816
Interest and financial charges	(308)	(400)	(513)
Inflation gain on monetary accounts	—	—	8
Holding (loss) / gain from financial instruments	(28)	(1)	23
Other (note 3.1.n)	(19)	(21)	(25)
OTHER EXPENSES, NET (notes 3.1.m and 21.h)	(64)	(130)	(68)

Net Income / (Loss) before Income Tax	289	(5)	398
INCOME TAX (notes 2.2. and 2.3.k)	375	—	—

Net Income / (Loss) for the fiscal year from continuing operations	664	(5)	398

INCOME / (LOSS) FROM DISCONTINUED OPERATIONS (4)		—
(Loss) / Income from operations, net of tax effect	(6)	(3)	11
Income from disposition, net of tax effect (5)	109	—	—

Net Income / (Loss) for the fiscal year from discontinued operations	103	(3)	11

Net Income / (Loss) for the fiscal year	767	(8)	409

Earnings / (Losses) per share from continuing operations (6)	0.3803	(0.0029)	0.2279
Earnings / (Losses) per share from discontinued operations (6)	0.0590	(0.0017)	0.0063

Earnings / (Losses) per share (6)	0.4393	(0.0046)	0.2342
Earnings / (Losses) per ADS from continuing operations (6)	3.8029	(0.0286)	2.2795
Earnings / (Losses) per ADS from discontinued operations (6)	0.5899	(0.0172)	0.0630

Earnings / (Losses) per ADS (6)	4.3928	(0.0458)	2.3425
Weighted average number of shares	1,746,052,429	1,746,052,429	1,746,052,429

(1)	Statements of operations for the fiscal years ended December 31, 2004 and 2003 have been retroactively restated due to application of new accounting principles and discontinued operations. See notes 2.2., 2.5 and 16.

(2)	Mainly related to current investments, trade receivables and other receivables.

(3)	Mainly related to trade, bank and financial, other payables and reserves.

(4)	See notes 2.3.m) and 16.

(5)	Includes 7 million corresponding to the tax effect resulting from the disposition.

(6)	Basic and diluted earnings per share and American Depositary Shares (“ADS”) are the same, as there are no outstanding options to purchase shares. Amounts expressed in Argentine Pesos (see note 2.3.n). One ADS equals ten shares.

The accompanying notes 1 to 21 are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ

Chairman

TELEFONICA DE ARGENTINA S.A.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003 (1)

(amounts stated in millions of Argentine Pesos, restated as described in note 2.1.)

	CAPITAL STOCK (4)
ACCOUNT	Outstanding shares	Comprehensive adjustment to capital stock (2)	Subtotal	Legal Reserve (2)	Reserve for Future dividends (2)	Accumulated deficit (2)	TOTAL
Balance as of December 31, 2002	1,746	2,135	3,881	416	1,626	(3,513)	2,410
Balance modification (note 2.2.)	—	—	—	—	—	(586)	(586)

Modified balance as of December 31, 2002	1,746	2,135	3,881	416	1,626	(4,099)	1,824
Transition adjustment for change in accounting principles (3)	—	—	—	—	—	(37)	(37)
Net income for the fiscal year ended December 31, 2003	—	—	—	—	—	409	409

Balance as of December 31, 2003	1,746	2,135	3,881	416	1,626	(3,727)	2,196
Net loss for the fiscal year ended December 31, 2004	—	—	—	—	—	(8)	(8)

Balance as of December 31, 2004	1,746	2,135	3,881	416	1,626	(3,735)	2,188
Net income for the fiscal year ended December 31, 2005	—	—	—	—	—	767	767

Balance as of December 31, 2005	1,746	2,135	3,881	416	1,626	(2,968)	2,955

(1)	Balances for fiscal years ended December 31, 2004, 2003 and 2002 have been retroactively restated due to the application of new accounting principles. See note 2.2.

(2)	See note 20.

(3)	Adjustment of balance at the beginning of the year of accumulated losses due to the application for the first time of the accounting rule for measuring derivative financial instruments.

(4)	Includes 2,355 treasury shares.

The accompanying notes 1 to 21 are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ

Chairman

TELEFONICA DE ARGENTINA S.A.

STATEMENTS OF CASH FLOWS (1)

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003 (11) (14)

(amounts stated in millions of Argentine Pesos, restated as described in note 2.1.)

	December-05	December-04	December-03
Cash and cash equivalents at end of year (2) (3)	338	249	340
Cash and cash equivalents at beginning of year (3)	249	340	378

Increase (Decrease) in cash and cash equivalents	89	(91)	(38)

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
Net income/(loss) for the fiscal year	767	(8)	409
Adjustments to reconcile net income/(loss) for the fiscal year to net cash provided by operating activities:
(Income)/loss from discontinued operations (12)	(103)	3	(11)
Exchange differences (4)	(5)	67	(788)
Inflation gain on monetary accounts	—	—	(5)
Fixed assets depreciation	1,063	1,126	1,283
Material consumption	44	56	35
Intangible assets amortization	13	14	21
Cost of goods sold	16	14	17
Holding loss/(gain) from financial instruments	29	(3)	(27)
Holding loss/(gain) from government securities	5	(5)	—
Increase in allowance and accruals (5)	150	183	184
Loss on equity investments	—	1	3
Income tax	(375)	—	—
Gain from disposition of current investments (6)	(3)	—	—
Interest accrued net (7)	239	314	393
Changes in assets and liabilities:
Trade receivables	(191)	(118)	22
Other receivables	63	34	(2)
Current investments	(23)	5	—
Inventories	(13)	(14)	(19)
Trade payables	94	(34)	(31)
Payroll and social security taxes payable	8	3	(6)
Taxes payable	38	40	46
Other payables	(10)	(17)	2
Collected interests	20	13	29
Reserves	(36)	(77)	—
Payment of tax on minimum presumed income	(38)	(43)	(75)

Cash flows provided by operating activities	1,752	1,554	1,480

Cash flows used in investing activities:
Fixed assets purchases (9) (10)	(441)	(387)	(141)
Current investments	11	—	—

Cash flows used in investing activities	(430)	(387)	(141)

Cash flows used in financing activities:
Proceeds from loans	332	565	39
Repayments of loans	(1,260)	(1,471)	(950)
Interest paid	(305)	(350)	(450)
Increase in intangible assets (8) (13)	—	(2)	(16)

Cash flows used in financing activities	(1,233)	(1,258)	(1,377)

Increase (Decrease) in cash and cash equivalents	89	(91)	(38)

(1)	Cash and cash equivalents with original maturities not exceeding three months are considered to be cash and cash equivalents which totaled: (i) 22 million and 316 million, respectively, as of December 31, 2005; (ii) 14 million and 235 million, respectively, as of December 31, 2004, and (iii) 16 million and 324 million, respectively, as of December 31, 2003.

(2)	In 2005, cash and cash equivalents at the end of year do not include 25 million corresponding to Discount Bond (see note 13.).

(3)	In 2005 and 2004, cash and cash equivalents at the beginning and at the end of year do not include 8 million corresponding to Other investments (see notes 2.3.e) and 21.c)).

(4)	In 2005, 2004 and 2003 net of 3 million, 2 million and (45) million, respectively, corresponding to the exchange difference originated by cash and cash equivalents denominated in foreign currency.

(5)	It does not include increases/decreases of allowance of Deferred tax assets for 2005, 2004 and 2003 and Patriotic Bond for 2004 and 2005.

(6)	Included in “Other expenses, net” in the income statements.

(7)	Net of other financial charges.

(8)	In 2005, net of 1 million transfer of other receivables to intangible assets.

(9)	In 2005, 2004 and 2003 net of 32 million, 41 million and 45 million, respectively, financed by trade payables.

(10)	In 2004, net of 9 million of transfers of inventories to fixed assets.

(11)	See notes 2.2., 2.5. and 16.

(12)	In 2005, 2004 and 2003 the discontinued operations did not generate cash flows for the Company (see note 16.).

(13)	In 2003, net of 3 million financed by trade payables.

(14)	Prepared consistently with International Accounting Standard No. 7.

The accompanying notes 1 to 21 are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ

Chairman

TELEFONICA DE ARGENTINA S.A.

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005, 2004 AND 2003

Amounts stated in millions of Argentine Pesos (except where expressly indicated that figures are stated in Argentine Pesos or other currency)

1.	OPERATIONS OF THE COMPANY

Telefónica de Argentina S.A. (“Telefónica” or “the Company”) has been granted a license for an unlimited period of time to provide Basic Telephone Services to the Southern Region of Argentina (the “Southern region license”), which was exclusive until late 1999.

Additionally, the Company signed a license agreement with the Secretary of Communications (“S.C.”) for an unlimited period of time, to provide local and domestic and international long-distance telephone services and telex services in the Northern region of the country. The Company’s obligations under this license mainly relate to service quality and coverage of the areas to be serviced.

On June 9, 2000, the National Executive Power (“PEN”) issued Decree No. 465/00 which provided the complete deregulation of the telecommunications market as from November 9, 2000.

On September 3, 2000, the PEN issued Decree No. 764/00 which, in the context of such deregulation, approved the Rules for Licenses for Telecommunication Services, the Interconnection, the Universal Service and the Management and Control of Radioelectric Spectrum. These rules constitute the current regulatory framework applicable to the Company. On September 19, 2000, the Company filed a reconsideration petition against certain specific issues of Decree No. 764/00. The Court has not ruled on this issue.

The Company’s short-term strategy has been to adapt its business plans to address the challenges and risks presented by the Argentine economic crisis. Therefore since early 2002 the Company has focused on the renegotiation with the Government and has been taking certain steps to moderate the effects of the imbalance between changes in revenues and costs caused by the significant increase in the prices of supplies and the cost of technology–related investments usually required by the business that the Company operates, and the situation affecting service rates described in note 9.1. Some of these measures include: i) capital expenditures controls, ii) operating costs reduction, iii) increased collection rates and, iv) debt renegotiation, cash management and roll-over of short-term debt.

The relationship between variables determining revenues and expenses was affected as a result of the “pesification” and freezing of the Company’s tariffs within the context of a potentially inflationary economy and may continue to be mismatched depending upon the regulatory framework to be designed by the Argentine Government in the future. The Transfer Contract provides for mechanisms to re-balance the relationship between the variables that determine revenues and costs (including investments), i.e., the so-called “economic and financial equation” upon the occurrence of certain circumstances (see note 9.). As mentioned in note 2.4., the Public Emergency and Exchange System Reform Law established the pesification of originally US dollar-denominated utility tariffs previously agreed upon in US dollars at the US$1.00 to $1.00 exchange rate and authorized the PEN to renegotiate agreements. Given this framework, on February 15, 2006, the Renegotiation and Analysis of Public Utilities Agreements Unit (UNIREN) signed, on behalf of the National Government, with the Company, a Memorandum of Understanding (the “Memorandum of Understanding 2006”) which seeks a commitment to establish in the future a stable legal framework maintaining the legal conditions set forth in the Transfer Contract and the rules in force as of that date of such memorandum. After the procedures provided for in current regulations are met, this instrument will be a necessary background to execute the renegotiation of the Transfer Contract with the government.

As of the date of issuance of these financial statements, the evolution of the main macroeconomic variables since the economic crisis of years 2001-2002 show positive signals such as growth of the economy, stabilization of the exchange rate and less inflation, although there have been certain signs of deceleration in the pace of economic growth and rises in domestic prices. Therefore, in the opinion of the Company’s Management, there is greater certainty in the operating and economic environment due to, among other factors, a relative stabilization in the Peso equivalent amounts of its foreign currency denominated debt, due to the financing already obtained and the gradual reduction of short term debt (see notes 2.3.g) and 12).

Although the Company has adopted the above mentioned measures to mitigate the effects of changes in its business resulting from the issue described in the above paragraphs, and certain indicators of the Argentine economy are currently showing favorable signals, the future operating conditions and characteristics might not continue to be stable to the extent that in the event of new adverse developments in the economic context, the regulatory framework may fail to establish the rules to allow reinstating the balance of the variables that constitute the Company’s economic and financial equation (see note 9.).

Telefónica has signed a Management Agreement (the “Agreement”) with its operator and majority shareholder, Telefónica S.A. (“TSA”), formerly known as Telefónica de España S.A. Under this Agreement, the complete management of Telefónica is entrusted to the operator. Such agreement was automatically extended until April 2003 at TSA´s option. On October 30, 2002, TSA notified the Company that it intended to exercise the option to extend the effective term of the Agreement for an additional period of five years to be counted as from April 30, 2003. Until that date the management fee amounted to 9% of the Company’s “gross margin”, as defined in the Agreement. On July 30, 2003, the Company entered into a Supplement to the Agreement, confirmed by the

General Shareholders’ Meeting held on April 19, 2004, pursuant to which the management fee as from May 1, 2003 was reduced to 4% of the gross margin.

On April 10, 2002, the Company’s General Ordinary and Special Shareholders’ Meeting approved an amendment to the corporate purpose. The corporate purpose was broadened for the Company to be able to engage in other types of businesses not strictly related to rendering telecommunications services, including: purchasing equipment, infrastructure, and telecommunications-related goods, as well as rendering any type of services, such as consulting and accounting, human resources and tax administration services. In view of the broadening of the corporate purpose, it is necessary to obtain the related authorization of the telecommunication regulatory authority. The related request has been filed to the S.C. and is pending. Therefore, the changes to the Company’s corporate purpose are subject to administrative approval by the S.C.

On November 11, 2005, the Company sold its equity interest in Telinver S.A. (see note 16.).

2.	SIGNIFICANT ACCOUNTING POLICIES

The Company applied the valuation, presentation and disclosure criteria established by professional accounting principles applicable to the Company and approved by the CPCECABA (“Argentine GAAP”), which in their application to the transaction and the balances included in the financial statements, and except for the matter mentioned in Note 2.1 with respect to the corresponding amount as of December 31, 2003 do not differ significantly from the valuation criteria established by CNV regulations.

2.1.	Presentation of financial statements in constant Argentine Pesos.

Until the three-month period ended March 31, 2002, the Company’s financial statements have been prepared recognizing the effects of changes in the purchasing power of money only through August 31, 1995, (maintaining the restatements recorded until that date), by the restatement of amounts to constant pesos, by means of the application of the restatement method in constant currency as set forth by Argentine Federation of Professional Council in Economic Sciences (“FACPCE”) in effect as of that date. Effective September 1, 1995, for Argentine GAAP purposes, and considering the economic stability conditions at that moment, and according to the requirements of the National Securities Commission (“CNV”), the Company discontinued application of the restatement method. This accounting criterion was accepted by Argentine GAAP until December 31, 2001.

In 2002, as a result of the new inflationary conditions, and the changes to the Argentine economic model resulting from the enactment of the Public Emergency and Exchange System Reform Law, the Professional Council of Economic Sciences of the City of Buenos Aires (“CPCECABA”) approved the reinstatement of inflation accounting in financial statements for fiscal years or interim periods ended as from March 31, 2002 in accordance with Argentine professional accounting principles, and provided that all recorded amounts restated by changes in the general purchasing power until the suspension of such adjustments and any other amounts originated in transactions during the stability period are to be considered stated in currency of December 2001.

Decree No. 1,269/02 of the PEN and later Resolution No. 415/02 of the CNV, reestablished the requirement of presentation of financial statements in constant currency. Nevertheless, in 2003, Decree No. 664/03 of the PEN and the later Resolution No. 441/03 of the CNV set forth again that as from March 1, 2003, the restatement of financial statements in constant currency should be discontinued.

However, the CPCECABA discontinued the application of the method that required restatement into constant currency as from October 2003. In accordance with the above, the financial statements of the Company as of December 31, 2005, 2004 and 2003 have been prepared recognizing the effects of variations in the purchasing power of the Argentine peso until February 28, 2003 (restated according to changes in the Argentine wholesale price index published by the Argentine Institute of Statistics and Census (“INDEC”)) in compliance with the regulations issued by the PEN and the CNV (the accumulated effect on that index between January 1, 2003 and September 30, 2003 was a 1.4% decrease). The effect on the Company’s shareholders’ equity as of December 31, 2005 and 2004 and on results for the fiscal years then ended of not restating figures until September 30, 2003 is not significant. The shareholders’ equity as of December 31, 2003 and the net income for the fiscal year then ended would have amounted to 2,072 million and 323 million, respectively, if they had been restated as of September 30, 2003.

2.2.	Change in accounting principles. Restatement of comparative financial statements.

a) Effects of issuance of Resolution 93/2005 of the CPCECABA.

In August 2005, the CPCECABA approved Resolution CD No. 93/2005, whereby it introduced a series of changes in its professional accounting standards, as a result of the agreement entered into with the FACPCE to unify Argentine professional accounting standards adopted in the city of Buenos Aires by the CPCECABA and with respect to the ones adopted by Professional Councils of other provinces of Argentina. Such Resolution is effective for the Company as from January 1, 2006. In addition, it establishes transition standards that defer the effective term of certain changes to the years beginning January 1, 2008. Early adoption is accepted.

The most significant effect relates to the difference between the inflation-adjusted book value of fixed assets (and other non-monetary assets) and their respective tax base (not inflation-adjusted) is to be computed as a temporary difference resulting in the recognition of a deferred tax liability, however it may still be considered as a permanent difference provided that certain supplementary information is filed. Inflation accounting was discontinued in 2003. The latter criteria was previously considered by the CPCECABA accounting rules. As of December 31, 2005 the Company had early adopted the changes to the accounting principles (see note 2.3.k).

According to Argentine GAAP, the Company has retroactively modified the comparative financial statements as of December 31, 2004 and 2003 to give effect to this accounting change, with effect on the initial balance of shareholders’ equity computed as an adjustment to accumulated Deficit as of December 31, 2002. The retroactive effect of this change after considering the periods of estimated reversal of deferred tax assets and liabilities, resulted in a 586 increase in accumulated Deficit and corresponding decrease in shareholder’s equity at the beginning of the fiscal year ended December 31, 2003.

The adjustments computed in the financial statements for the fiscal year 2005 and the retroactive restatement of comparative financial statements for the fiscal years 2004 and 2003 of the application of the new accounting principles effective in Argentina, which relate to the application of the deferred income tax method are as follows:

	2005		2004	2003
	(2)		(3)	(3)
Income statement
Inflation gain on monetary accounts	—		—	4
Income tax	350	(1)	—	—
Net income for the year	350	(1)	—	4
Balance Sheet
Liabilities-deferred income tax	232		582	582
Shareholders’ equity
Balance at the beginning of the year	(582)		(582)	(586)
Net income for the year	350	(1)	—	4
Balance at the end of the year	(232)		(582)	(582)

(1)	Net of 25 million corresponding to the taxable income from discontinued operations.

(2)	Effect of accounting change in current year financial statements.

b) Retroactive adjustment to comparative financial statements.

Regarding the rest of the changes provided in the Resolution 93/2005 of the CPCECABA, the Company evaluated that they were not significant for the years ended as of December 31, 2005, 2004 and 2003.

c) Change in presentation of certain taxes in the Statements of Operations.

Statement of Operations and related additional breakdown disclosures figures as of and for the fiscal years ended December 31, 2004 and 2003 were restated for comparative purposes due to the change in the presentation criterion of turnover tax, for purposes of improving the comparability with other companies of the telecommunication business in Argentina. The change, consisting of presenting such tax as an expense instead of deducted from net revenues resulted in an increase of net revenues and selling expenses for the fiscal years ended December 31, 2004 and 2003 of 122 million and 106 million, respectively. There is no effect in net income.

Additional comparative information has also been presented following the same presentation criterion that breaks down figures for the above-mentioned 2005 financial statements.

d) Presentation of discontinued operations.

The balances and transactions of the former subsidiary Telinver have been presented in one line under the caption Discontinued operations as described in note 16. Comparative financial statements have been restated accordingly.

2.3.	Valuation methods

The preparation of financial statements in conformity with generally accepted accounting principles in Argentina requires Company’s Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of these financial statements and the reported amounts of revenues and expenses during each fiscal year.

Among others, these financial statements reflect the effects of economic and foreign exchange regulations that were known as of the date of issuance of these financial statements. All Company Management’s estimates have been made accordingly (see notes 2.3.g., 2.3.k., 2.4., 9., 12. and 15. among others, for material estimates concerning the effects of the crisis in Argentina and related economic and regulatory government actions). Some of these measures, which directly and indirectly affect the Company’s business relationships, have been challenged in legal actions filed by third parties to which the Company is not party. The effects of any additional measures that could be taken by the Government and the implementation of those already adopted, as well as the effects of potential modifications resulting from such legal actions, will be accounted for when the Company’s Management becomes aware of them.

Final results may differ from those estimated by the Company’s Management. Accordingly, the decisions that are to be made in reliance on these financial statements should consider the potential future development of such governmental actions, and the Company’s financial statements should be read in light of these circumstances.

The principal valuation methods are as follows:

a) Cash and banks:

Amounts in Argentine Pesos: stated at nominal value, including financial income/expense accrued through the end of each fiscal year, if applicable.

Amounts in foreign currency: stated at the exchange rate applicable to its settlement in effect at the end of each fiscal year, according to the intended use by the Company, including accrued financial income/expense as of each date, if applicable.

b) Receivables and payables:

Receivables and payables in local currency: at nominal value, plus, if applicable, financial results accrued as of the end of each fiscal year, which does not significantly differ from the accounting measurement obtained by calculating the discounted value of the cash flows that would be derived from respective assets and liabilities.

Receivables and payables in foreign currency: valued at the exchange rates applicable to their settlement prevailing as of the end of each fiscal year, in accordance with the Company’s intended use, plus, if applicable, the financial results accrued as of those dates, which do not differ significantly from the measurement of the discounted value based on the rate of each transaction.

For purposes of calculating the cash flows discounted value, as long as Law No. 25,561 (Public Emergency and Exchange Regime Reform Law) is still in force, the interpretation of the CPCECABA has been that the discount rate to be used would be such as stated in the transaction, and in the absence of such rate or a representative rate for the transaction or of the market, the interest rate quoted by Banco de la Nación Argentina for savings accounts would be taken into account.

Trade receivables: include services provided and settlements with foreign correspondents, both billed and accrued but unbilled as of the end of each fiscal year, the latter being determined based upon information about actual consumption, subsequent billings and estimates using historical data.

Trade receivables are disclosed net of the allowance for doubtful accounts, which has been assessed based on historical data and the estimated trend of collections. The Company includes as a receivable the portion accrued as of each fiscal year of the surcharge for late payment included in the invoices for payments until the “second due-date” of the invoice. For amounts that are past-due beyond the second due-date provided in the original invoice, the interest for late payment is recorded in the cases in which the Company estimates that it will be recovered.

Prepaid services: since baseline services committed to be rendered by IBM (IBM Argentina S.A.) over the duration of the contract will be received by the Company in uniform quantities over the duration of the contract, the baseline service total original cost of US$ 213 million (excluding Telinver S.A. portion) is accrued based on the straight line method over the duration of the contract. So, Prepaid services balance included in Other receivables relating to the baseline services received includes (see note 8.1.):

a) The balance of the decreasing monthly installments paid to IBM as of each fiscal year-end less the cost accrued on the straight line method basis over the term of the agreement as of each of those dates. Annual increases in service costs as agreed upon between the parties are accrued and recorded in the Company’s income statement as from the fiscal year in which such increases occur.

b) Deferred gain: due to the interdependence of the terms of the agreement on outsourcing of the service and sale to IBM of the related equipment, the Company did not recognize any gain from the sale of the assets similarly to a sale and operating leaseback and, so, the gain is deferred and amortized ratably over the term of the services agreement as an adjustment to the cost accrued for the services mentioned in a).

Patriotic Bond: as of December 31, 2004 this bond had been valued at its estimated recoverable value, recording an allowance for impairment taking into account the sovereign debt restructuring process commenced by the Argentine Government, which included such bonds (see note 13.).

Universal Service contribution (see note 15.): the Company calculates the charge for the Universal Service contribution, consisting in 1% of revenues from telecommunications services, net of automatic deductions provided by the related Regulation and in accordance with Company’s estimates of the amounts payable within each fiscal year, since the detailed rules of calculation and payment of this contribution are still pending. If resulting in a balance payable to the Universal Service fund, such net amount is booked as liability. On the other hand, all deductions and subsidies that must first be approved by the regulatory entity will be booked by the Company as receivable in the fiscal year in which its reimbursement is approved by such entity.

c) Inventories:

Equipment and supplies for selling (including telephone accessories and prepaid cards) have been accounted for at the replacement cost up to the limit of their estimated realizable value.

Inventories are accounted for net of the allowance for impairment in value and slow turnover, determined based on inventory recoverability analysis at the end of each fiscal year.

d) Other assets:

Other assets include buildings no longer used for Company’s operations and intended for sale. The carrying book value has been recorded at restated cost as described in note 2.1., which does not exceed its estimated realizable value.

e) Current investments:

Investments in mutual funds: measured at their net realization value as of December 31, 2005.

US$ Discount Bonds: considering the intention of the Company, these bonds have been measured at their net realization value as of December 31, 2005 plus, financial income/loss accrued as of the year-end (see note 13.).

Intelsat: Telefónica’s interest in Intelsat Ltd. (formerly known as International Telecommunications Satellite Organization (“Intelsat”)) as of December 31, 2004, was accounted for at the U.S. dollar amount of paid-in capital, stated at the exchange rate applicable to that date up to the limit of its interest valued by the equity method, determined on the basis of the latest available financial information.

On January 28, 2005, the Company sold its shareholding interest in Intelsat. The effects of such sale were recognized as of that date (see note 17.).

f) Noncurrent investments:

The investment in E-Commerce Latina S.A. as of December 31, 2005 has been valued by the equity method, based on the financial statements of that company as of September 30, 2005. The Company considers that there were no significant events during the quarter ended on December 31, 2005 that could significantly affect the value of such investment at that date.

The Company’s equity interests in Telinver S.A. and E-Commerce Latina S.A. as of December 31, 2004 have been valued by the equity method, determined on the basis of the financial statements as of that date and prepared by application of criteria consistent with those applied for the preparation of these financial statements (see note 16.).

g) Fixed assets:

The fixed assets received from Empresa Nacional de Telecomunicaciones (“ENTel”) have been valued at their transfer price. Subsequent additions have been valued at cost. All figures have been restated as described in note 2.1. and depreciated by the straight-line method over their remaining useful lives. When the construction of work in process extends over time, its value includes the cost net of the effect of inflation, if applicable, of financing by third parties related to the investment during the construction period until such time as the asset is ready to be used for a productive purpose. During the fiscal years ended December 31, 2005, interest in work in process was capitalized for 11 million, 8 million and 8 million, respectively. As of December 31, 2005 the residual value of cumulative capitalized interest on fixed assets is 444 million.

For fixed assets whose operating condition warrants replacement earlier than the end of the useful life assigned by the Company to the fixed asset category, the Company calculates the depreciation charge based on the adjusted remaining useful life in accordance with the related assets replacement plan.

The Company habitually uses third-party sites to install its transmission equipment. The Company maintains a liability at present value to reflect the removal of assets installed at third-party sites whose counterpart consists in an increase in the value of the related fixed asset, which is depreciated on the basis of the estimated useful life of such asset.

Telefónica’s fixed assets were assessed for impairment based on their recoverable value on the basis of the Company Management’s best estimate of future discounted cash flows of its telecommunications business, considering current information and future telephone service rates estimates. The Company has monitored the evolution of the macroeconomic variables that affect its business and, from time to time, it has adjusted its projections based on the latest trends. As explained in note 1., the main macroeconomic variables have shown a relative stabilization. In the opinion of the Company’s Management, based on the preparation of projections based on such trends and the consideration of operating strategies available for possible scenarios, the Company will generate future cash flows sufficient to recover the balances corresponding to its fixed assets. Notwithstanding the foregoing, as explained in note 9.1., the Company will continue to monitor the projected situation and will assess the effect of any new future developments.

h) Intangible assets:

As of December 31, 2005, trademarks were valued at acquisition cost restated as described in note 2.1.

The rights of use links have been valued at the acquisition cost restated as indicated in note 2.1. and are amortized by the straight-line method over 15 years, the term of the rights.

Deferred expenses are incurred in connection with the issuance of negotiable obligations and have been restated as described in note 2.1., were deferred and are being amortized by the straight-line method, that did not generate significant difference from the effective-interest method, as from the issuance date to the maturity of such negotiable obligations. The amortization of such deferred expenses has been recognized in the line “Other holding and financial income/(loss) on liabilities” of the Company’s statements of operations. In addition, those expenses include the amount related to the “authorization fee” in connection with waivers granted by the holders of negotiable obligations which are amortized on a straight-line basis through maturity. The portion of expenses related to the Company’s original part of the issuance of negotiable obligations that has been settled in the exchange offer of August 7, 2003 has been fully amortized in 2003 based on the number of bonds actually exchanged through the referred exchange offer (see note 11.).

The license related to the data transmission business, including the authorizations to use the “B” Band, has been restated as described in note 2.1. and is amortized by the straight-line method over a 10-year term.

The non-competition clauses have been valued at its acquisition cost and are amortized by the straight-line method for the term of such agreements.

As of December 31, 2004 and 2003, trademarks and the license to use the logo were valued at acquisition cost restated as described in note 2.1., net of accumulated amortization which is calculated based on the remaining duration of the contract with Telinver S.A., i.e., until October 2007. As a result of the transaction mentioned in note 16., the Company transferred the license to use the logo and certain trademarks to Telinver S.A.

Intangible assets value as of December 31, 2005 do not exceed their recoverable value.

i) Reserves:

During the normal course of business, Telefónica is subject to several labor, commercial, tax and regulatory claims. While these actions are being contested, the outcome of such individual matters is not predictable with assurance. Charges have been recorded for contingencies where it is probable that the Company will incur a loss. The amount of loss is based on management’s assessment of the likelihood of occurrence taking into account legal counsel’s opinion regarding the matter. As of December 31, 2005, the amount booked for reserves is 303 million (see note 10.).

j) Financial instruments:

Derivative financial instruments must be disclosed in the financial statements as either assets or liabilities at their fair value as of the date of the measurement. Should the financial instrument be intended to cover cash flow risks, the variation in fair value must be charged, according to the amendment introduced by the CPCECABA, to a specific account “Temporary differences in the measurement of derivative instruments intended as effective coverage” in the balance sheet and subsequently charged to the statement of operations for the year once the assets or liabilities covered have an impact on the income/loss for such year. If, instead, the financial instrument were to protect against the risk of changes in fair value, any variation in fair value must be directly charged to the statement of operations for the year. In both cases, the non-effective coverage portion of derivative instruments must be directly charged to the statement of operations for the period at the time such condition is known. At the time of the initial application of this rule at the beginning of the fiscal year 2003, the difference between the previous and current valuation of the derivative instruments not designated as hedges, as well as the ineffective portion of the hedges, were charged to “Unappropriated retained earning / Accumulated losses”.

The Company uses currency swaps, which, in the context of the Convertibility Law between the U.S. Dollar and the Argentine Peso, were intended to eliminate the variability in the cash flows of its debts denominated in Yens and in Euros and that currently reduce such variability in relation to the variations in the exchange rate between the yen/euro and the U.S. dollar so that, the Company has ensured a fixed exchange rate between the yen/euro and the U.S. dollar for these obligations paying for the coverage a fixed percentage. The main criteria used by the Company to determine the hedge effectiveness are: i) notional amount of swap contracts and hedged items; ii) currency of the swap contracts and covered items, and iii) maturity date of the hedge instrument and the hedged item. As of December 31, 2005 and 2004, the hedge relationships were deemed to be ineffective because of the devaluation of the peso and the freezing of the Company’s tariffs.

In addition, during 2004 and 2003, the Company used other financial instruments, such as currency forward contracts and call spreads, in order to eliminate fluctuation in the cash flows of its debts in US Dollars with respect to the Peso. These contracts were designated as cash flow hedges or fair value hedges. The principal criteria used by the Company to determine hedge effectiveness were i) notional amounts of these contracts and the hedged items, ii) currency of the contracts and the hedged items, and iii) maturity of the hedge instruments and the hedged item. The Company deemed all of these hedge relationships to be effective.

k) Income tax and tax on minimum presumed income:

The Company records income tax by applying the deferred method. Deferred tax assets result from the temporary differences arising from allowances, accruals and financial charges that are not yet deductible for tax purposes and mainly from tax loss carryforwards of previous fiscal years. Deferred tax liabilities result mainly from temporary differences between the carrying amount inflation restated as described in note 2.1. and the value for tax purposes of fixed assets, mainly due to the effect of the inflation restatement applied to fiscal years 2002 and 2003, due to different depreciation criteria and to the treatment of capitalized interest.

In order to book the temporary differences, the Company applied the liabilities method: the determination of net deferred tax assets or liabilities is based on temporary differences charged to the “Income tax” caption in the statements of operations.

As described in note 2.2., in August 2005, the CPCECABA approved Resolution CD No. 93/2005, whereby it introduced a series of changes in its professional accounting standards, as a result of the agreement entered into with the FACPCE to unify Argentine professional accounting standards.

As required by CPCECABA Resolution MD 11/03, and until the presentation of the financial statements for the fiscal years ended December 31, 2005, 2004 and 2003, the Company had not recognized a deferred tax temporary difference for the difference between the book value of fixed assets and other nonmonetary assets and liabilities adjusted for the inflation of 2002 and part of 2003 and its not-inflation-adjusted tax base. However, the change of the accounting standards described in note 2.2. allow for such difference to be booked as a deferred tax liability.

As of December 31, 2005, as provided for in the effective accounting standards recently approved by the CPCECABA, and consistent with the CNV, the Company early adopted the changes to the accounting standards and decided to record that deferred tax liability with effect in 2005 and the prior years presented for comparative purposes. The retroactive computations of this net deferred tax liability has implied the subsequent retroactive booking, as a deferred tax asset netted from the liability, of an off-settable portion of deductible temporary differences and accumulated tax loss carryforwards amounting to 551 million which, if such liability had not been booked, would have continued to be affected by the related valuation allowance as of December 31, 2004 and 2003.

The cumulative effect on shareholders’ equity at the beginning of the fiscal year ended December 31, 2003, related to the booking of deferred tax liabilities after the abovementioned netting, and considering the periods provided to reverse deferred tax assets and liabilities, represented a 586 million increase in accumulated losses as of that date.

The Company’s Management evaluates the recoverability of deferred tax assets based on estimates. Ultimately, the recoverability of deferred tax assets depends upon the Company’s ability to generate enough taxable income during the periods in which these temporary differences are expected to be deductible.

In connection with the remaining balances of the deferred income tax, considering its estimates, the Company’s Management takes into account the reversal time period of deferred tax liabilities, projected taxable income and tax planning strategies. This assessment is based on a series of internal forecasts updated to reflect current trends. In accordance with accounting principles in force, the Company must recognize deferred tax assets when future deductibility is likely. As of December 31, 2004 and 2003 the Company had considered the legal statue of limitation periods applicable to the use of tax loss carryforwards and assessed the variables which affected estimated future taxable results, including the one related to the possible effect of the outcome of the pending tariff renegotiation. As a result of such assessment, the Company had booked a reserve for the balance of net deferred tax assets related to income tax.

As of December 31, 2005, based on the information and projections available as of the date of issuance of these financial statements and considering the reversal of deferred tax assets and liabilities and the status of the variables affecting future taxable income, including the effect of the 2005 renegotiation of the Argentine Government debt, the changes in tax loss carryforwards amounts for the last three years, the stability of the foreign exchange rate, the projected inflation for the coming two years, and the reduction in foreign currency debt, the Company currently estimates that the deferred tax assets as of December 31, 2005 will probably be recovered (see notes 1 and 2.4). The effect of the reversal during 2005 of the allowance that had been recorded until December 31, 2004, was included in the “Income tax” line in the statement of operations as of December 31, 2005.

Under the Public Emergency and Exchange System Reform Law No. 25,561, as implemented by Decree No. 2,568/02, losses generated by the effect of the Argentine Peso devaluation on monetary assets and liabilities in foreign currency involved in the generation of Argentine-source income, existing as of January 6, 2002, valued at an exchange rate of $1.00 per US$1.00, should be adjusted using an exchange rate of $1.40 per US$1.00, and be carried forward five years as from the date of the enactment and used to offset income taxes at a proportion of 20% each year.

The Company’s foreign exchange tax loss as calculated by the above procedures and by application of a $1.40 exchange rate for the U.S. dollar was approximately 750 million, which are computed in equal parts in five years starting December 31, 2002. As of December 31, 2005, there is a remaining balance of 150 million to be deducted for tax reporting in the next fiscal year.

As of December 31, 2004 the Company held a tax loss carryforward balance of approximately 2,410 million (844 million at a 35% tax rate) originated in fiscal 2002 which could be applied to offset future income tax charges until 2007 (expiration of the total tax loss carryforward). The Company has estimated taxable income of approximately 728 million for the year ended December 31, 2005, that would be offset against cumulative tax loss carryforwards existing at the beginning of the fiscal year.

The following table presents the components of the Company’s deferred tax balances:

	December 31, 2005		December 31, 2004
Deferred tax assets
Income tax on tax loss carryforwards	589	(1)	844
Exchange differences deductible in future fiscal years	53		106
Allowance for doubtful accounts	40		45
Accrual for reserves and other non-deductible allowances and accruals	187		159
Other	12		13

	881		1,167
Allowance for deferred tax net assets	—		(474)

Subtotal	881		693
Deferred tax liabilities
Fixed assets and intangible assets	(1,095)		(1,256)

	December 31, 2005	December 31, 2004
Dismissal accrual for tax purposes	(14)	(14)
Other liabilities	(4)	(5)

Subtotal	(1,113)	(1,275)

Total deferred tax liabilities, net	(232)	(582)

(1)	Net of 255 million of tax loss carryforwards that offset the tax charge corresponding to the taxable income estimated for the year ended December 31, 2005, 25 million of which correspond to discontinued operations.

The following is the reconciliation of the income tax amount resulting from the application of the corresponding tax rate on income before tax from continuing operations and the amount charged to the statements of operations for the fiscal years ended December 31, 2005, 2004 and 2003:

	December 31, 2005	December 31, 2004	December 31, 2003
Net income/(loss) from continuing operations before tax at statutory income tax rate of 35%	101	(2)	139
Permanent differences:
Income on equity investments	—	—	1
Net non-taxable results	(3)	4	17
Inflation restatement effect	1	—	—
Reversal of allowance for deferred tax assets	(474)	(2)	(157)

Total	(375)	—	—

Additionally, the Company calculates the Tax on minimum presumed income by applying the effective tax rate of 1% on certain production assets valued according to the tax regulations in effect as of the end of the fiscal year. This tax is supplementary to the Income tax. The Company’s tax liabilities for each fiscal year will be the higher of these two taxes. However, if the Tax on minimum presumed income exceeds Income tax during one fiscal year, such excess may be computed as prepayment of any Income tax excess over the Tax on minimum presumed Income that may arise in the next ten fiscal years.

The Company has determined a Tax on minimum presumed income charge for the fiscal year ended December 31, 2005 in an amount of 35 million that was included in the caption “Other non current receivables” as the Company’s Management has estimated that such tax would be recoverable based on its tax projections and the terms for recovery established by the law (10 years). As of December 31, 2005, the Company maintains 149 million as Tax on minimum presumed income capitalized and measured at their discounted value on the basis of the Company’s tax projections. These balances (nominal value) might be computed as a prepayment in accordance with the description provided in the previous paragraph and based on the following detail:

Maturity year	Amounts in million of pesos
2012	47
2013	40
2014	35
2015	35

157

l) Shareholders’ equity accounts:

Shareholders’ equity accounts have been restated as described in note 2.1. except for “Capital stock—Outstanding shares”, which is stated at its original amounts. The adjustment required to restate this account in constant Argentine Pesos (see note 2.1.) is included in the “Comprehensive adjustment to capital stock”.

m) Revenue recognition:

Revenues and expenses are credited or charged to income on an accrual basis. The Company recognizes income from fixed telephony services (local and long distance, prepaid cards and access to the network, among others) based on the use of the network.

The Company recognizes income from sales of equipment when they are delivered and accepted by its customers. For contracts where the Company provides customers with an indefeasible right to use network capacity, the Company recognizes revenue ratably over the term on stated life of the agreement. In addition, the effects of the adjustment of prices agreed upon with customers in relation to services rendered are recognized when all necessary conditions are met to consider them as revenues. As of December 31, 2005 the one time effect of these type of agreements on sales is not significant. Sales for the fiscal years ended December 31, 2004 and 2003 include approximately 5 million and 51 million, respectively, corresponding to the one time effect of these type of agreements.

As of December 31, 2005, the Company had agreements with the following resellers or distributors:

i)	Other operators of telecommunication services, such as (1) local and/or long-distance providers, (2) cellular and PCS licensees, and (3) other minor providers of telecommunication services related to interconnection services that primarily include access, termination and long-distance transport of calls. Interconnection charges are principally calculated on a per minute usage basis. Additionally these agreements usually include point-to-point leased circuits out of which the Company collects fees from installation and monthly charges. In addition, fees from installation are collected only once and in case of specific installations. The Company collects monthly charges depending on: (i) type of line, (ii) bandwidth, (iii) distance between points leased; (iv) duration of the contract and (v) usage of the lines.

ii)	Resellers of prepaid cards. The Company sells prepaid cards to resellers. The Company charges the resellers the face value of the prepaid card less a wholesale discount of face value depending on the volume and product. Additionally the reseller has no right of return. The Company recognized revenue from prepaid cards based on the usage of the network.

iii)	Third parties operating public phones. The operator of the public phone charges its customers for each call based on usage units. The price per unit is set by the Company and the operator receives an average variable commission. The Company also charges the operator installation fees and monthly basic charges for its lines in service.

iv)	Foreign (non-Argentine) telecommunications carriers and administrations (“foreign carriers”) for calls carried by the Company covering virtually all international long-distance calls into or out of Argentina. The agreements govern the payments to foreign carriers for the use of such carriers’ facilities in connecting international calls billed in Argentina and the payments by the foreign carriers for the use of facilities of Argentine carriers in connecting international calls billed abroad. The rates of payment under such agreements are negotiated with each foreign carrier. The practice among carriers is for payments due for the use of overseas networks to be recorded, collected and forwarded by the carriers in the country from which the call is initiated. Settlements among carriers are usually made on a net basis.

Recognition of the Telinver S.A. sale: the Company assessed income in the amount of about 109 million related to the sale of its interest in Telinver S.A. Upon assessing the income from the sale, the Company considered the value of its interest in Telinver S.A. as of October 31, 2005, other costs related to the transaction, as well as the guarantee granted to Telefónica Publicidad e Información S.A. (“TPI”) and to Telefónica Publicidad e Información Internacional S.A. (“TPII”), which make up the TPI group (“TPI Group”) and Telinver S.A. (see note 14.3.); therefore, the Company deferred booking the income from the sale in the amount of 49 million until the uncertainty related thereto is resolved, so that it will be probable that the Company receives the economic benefits associated to the disposal for that amount.

Income from the sale of the interest in Telinver S.A., net of its tax effect, is disclosed in the statement of operations under “Income/(loss) from discontinued operations” as of December 31, 2005 (see notes 14.3. and 16.).

Telinver S.A. recognized revenues and cost of sales for sales of advertisements in telephone directories when the directories are substantially published and distributed. For the main telephone directories undergoing the process of edition and not yet published as of December 31, 2004, the total amount of sales orders not yet recognized as revenues as of that date, was 11.3 million (see note 16.).

Operations statement accounts have been presented as follows:

•	For the fiscal years ended December 31, 2005, 2004 and 2003 charges for the use, depreciation and amortization of non-monetary assets (materials, inventories, fixed assets and intangible assets) have been stated based on the inflation restated amounts of such assets (see note 2.1.);

•	For the fiscal year ended December 31, 2003, those accumulating monetary transactions that have occurred throughout the fiscal year have been computed by applying the coefficients corresponding to the month of accrual to the original amounts; and

•	For the fiscal year ended December 31, 2003 financial income and expense, restated as described in note 2.1., are disclosed net of the monetary result generated by the effect of inflation on the assets and liabilities that generated them.

n) Net earnings/losses per share:

The Company calculates the net earnings/losses per share on the basis of 1,746,050,074 common shares (net of 2,355 common treasury shares) with a face value of $1 and with a vote per share. For the years ended December 31, 2005, 2004 and 2003, the Company has calculated net earnings per share corresponding to continuing and discontinued operations.

o) Net liabilities from discontinued operations:

The following is the disclosure of the valuation criteria used for net liabilities from discontinued operations not described in the preceding paragraphs:

Raw materials and supplies: they correspond to paper for printing directories. They have been accounted for the replacement cost up to the limit of their estimated realizable value.

Directories in edition process: have been accounted for at their production cost, which does not significantly differ from reproduction cost and does not exceed its estimated realizable value.

2.4.	Law of Public Emergency – rules and regulations currently in force

Starting in early December 2001, the national authorities implemented several monetary and foreign exchange control measures, announcing that the country would default on the payment of services of its sovereign debt, and enacting Law No. 25,561 of Public Emergency and Exchange System Reforms that implied a profound change in the economic model in force as of that time and amended the Convertibility Law in force since March 1991 (mainly due to the devaluation of the peso and the conversion to pesos of the obligations to deliver sums of money, both related and not related to the financial system).

Other regulations were issued subsequently, amending some of the above mentioned regulations. The main aspects of such other regulations as of the approval of these financial statements are:

a) Public Emergency and Foreign Exchange System Law provided for the conversion into pesos of public utility rates that had been agreed upon in US dollars at the $ 1 = US$ 1 rate and it authorized the Federal Executive to renegotiate the agreement (see note 9.1.);

On February 15, 2006, the Company and the Argentine Government, through the UNIREN, executed the Memorandum of Understanding 2006. After the procedures provided for in current regulations are met, this instrument will be a necessary background to execute the Protocol of Renegotiation of the Transfer Contract (“Protocol of Renegotiation”), as provided for in Law No. 25,561, section 9.

Among other aspects, the Memorandum of Understanding 2006 discusses the following main issues:

1)	Investments: the Company will continue making investments for the technological upgrade and development of its network and new services.

2)	Service and long-term targets (see note 7.).

3)	Contractual compliance (see note 7.).

4)	Regulatory framework (see notes 9.1. and 15.).

5)	Stay of actions and subsequent waiver of rights and withdrawal of actions (see notes 7. and 9.1.).

6)	Adjustment of value in international incoming calls in the local area through the application of a correction factor, so that the value mentioned in section 37, of Annex II, Presidential Decree 764/00 undergoes a three-fold increase.

7)	Unification of the low rate time band for local calls, national and international long-distance calls starting as from the implementation of the Protocol of Renegotiation.

8)	Equal treatment: In the context of the process to renegotiate the contracts, the National Government undertakes to treat the Company on the basis of terms reasonably similar to those afforded to other telecommunication companies participating in the process.

The Memorandum of Understanding 2006 had been submitted to a public hearing in order to promote the involvement of users and the community at large so that its terms and conditions will be based on a consensus to move forward with the execution of the Protocol of Renegotiation. On March 21, 2006 the UNIREN set the public hearing, which was celebrated on April 28, 2006 in the city of Mar del Plata, Argentina. Additionally, the Memorandum of Understanding 2006 shall be subject to any further approvals required by currently applicable rules and regulations.

b) an extension of the National Public Emergency situation until December 31, 2006; and

c) suspension of dismissals without just cause and the establishment of penalties consisting of the payment of additional amounts equivalent to 50% of the termination pay set forth by labor regulations for employees dismissed without just cause, except in relation to personnel hired on or after January 1, 2003. This is how the Argentine government is proceeding with a stepwise reduction of the penalty formerly consisting of two times the applicable termination pay with the aim expressed in the law of fully eliminating this penalty if unemployment rates drop to less than 10%.

2.5	Consolidated financial statements – Discontinued operations

Until September 30, 2005, the Company filed consolidated financial statements with its subsidiary Telinver S.A. As from December 31, 2005, and as a consequence of the disposition of the Company’s equity interest in Telinver S.A. described in note 16., the Company no longer files consolidated financial statements. In addition, the assets and liabilities of Telinver S.A. as of December 31, 2004, and related revenue, costs and expenses, and cash flows for the years ended December 31, 2005, 2004 and 2003, have been excluded from the respective captions in the accompanying balance sheet as of December 31, 2004, and statements of operations and statements of cash flows for the years ended December 31, 2005, 2004 and 2003, and have been reported separately in such financial statements as of those dates, under Discontinued Operations (see note 16.).

2.6	Concentration of operations and credit risk

In the Company’s Management opinion, Telefónica does not have a significant credit risk concentration. The Company analyzes potentially doubtful accounts and records the related allowance. The maximum credit risk involved does not differ significantly from the accounts receivables amount reflected in the balance sheet as of each date.

2.7	Financial instruments with off-balance sheet risk

Hedging Policy

An essential element of the exchange rate management policy is to minimize the negative financial results due to variations in the exchange rates, while still being able to maintain open currency positions (under strict risk supervision). The primary objectives of the policy are: (i) to secure the payments in foreign currency, hedging firstly the short term payments and then hedging the long term ones, including through derivative instruments; (ii) to cover the Company’s indebtedness in foreign currency as disclosed in the balance sheet as they become due and (iii) to modify the composition of the Company’s financial indebtedness, or to refinance it by issuing Peso-denominated debt or entering into agreements to Peso denominated debts.

As of December 31, 2005, the Company keeps bank and financial indebtedness in foreign currency for an amount equivalent to 2,527 million and for the purpose of partially hedging its indebtedness in foreign currency, the Company has deposits in US dollars as of that date for an amount of US$ 86 million.

The main aspects of the hedging policy of the Company are the following:

i.	Existence of a clearly identified risk and the risk management objectives and strategies.

Since the Convertibility Law pegged the peso at a value of $1 per US$1, exchange rates risks were mainly related to changes in the value of the peso/US dollar in comparison with currencies other than the Argentine peso and the US dollar. In January 2002, the Argentine government devalued the Argentine peso and currently the peso/US dollar exchange rate is determined by a free market with certain controls.

Until 2002, the Company did not hedge its US dollar-denominated debts obligations because under the Convertibility Law the peso/US dollar exchange rate was essentially fixed at parity and the Company had revenues stream linked to the US dollar because rates were denominated in US dollars and converted into pesos at the end of each month. However, in some cases, the Company hedged US dollars against Japanese yens and euros (see point iii.a)). Before the Convertibility Law, according to the Transfer Contract, the rates were to be restated for inflation in Argentina and in certain extraordinary circumstances, by a specific formula which considered both the effect of the inflation and the variation in exchange rates. Since the end of the Convertibility Law almost all of the Company’s revenues are stated in pesos but almost all of the Company’s debt was denominated in foreign currency, so the Company had a mismatch between revenues and its financial debt in foreign currency.

As a consequence of the above mentioned mismatch the Company established a policy of partially hedging the Company’s exposure to exchange rate risk derived from the fluctuation between the value of the peso against foreign currencies and certain debt obligations denominated in foreign currencies. Moreover, the Company’s policy does not include the holding of derivative instruments to hedge the exposure to interest rate risk.

The Company has no financial instruments for trading purposes.

ii.	Matching the main features (notional, maturity date, and interest payment dates) of the underlying and one side of the derivative.

The Company tries to obtain this balance especially for the foreign currency debt and derivatives hedging payments in foreign currency. Even when a perfect hedge of the flows is sought, the lack of depth of the Argentine’s derivative markets has led historically to imbalances between the characteristics of the hedges and the underlying debts, which however, have not been significant with respect to the purpose of the hedge. The Company intends to reduce those imbalances as mentioned below, as long as this does not involve disproportionate transaction costs.

The Company documents at the inception of the transaction the relationship between hedging instruments and hedged items; this process includes linking all derivatives designated as hedges to specific assets and liabilities or to specific firm commitments in foreign currency.

iii.	Capacity to revaluate derivative instruments at market prices.

The Company uses internal valuations for the derivatives instruments which are verified with independent parties’ valuations (e.g. bank valuations).

Prior to 2004 the Company has not had a fixed policy of entering into financial instruments for managing its exposure to market risk. As of December 31, 2005, as part of its hedge policy, the Company has entered into the following financial instruments:

a)	Swap Forwards:

In September 1999, the Company entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the yen-US dollar exchange rate, in connection with the loan amounting whose nominal amount as of December 31, 2005 was 5.7 billion yens granted by The Export Import Bank of Japan (currently the Japan Bank for International Cooperation) and maturing in February 2011, which accrues interest at a rate of 2.3% per annum. Such swap agreement provides a fixed exchange rate of 104.25 yens per US dollar. The interest rate to be paid to Citibank N.A. during the validity of the loan for the US dollars received is 7.98% per annum. As of December 31, 2005 the related liability, taking into account the effect of the above mentioned swap and the additional interest accrued, amounts to US$58 million. The contract establishes, among other provisions for this type of transaction, certain events of default under which the creditor may accelerate payment terms. Events of default include failure to pay financial debts for amounts in excess of 2% of the Company’s shareholders’ equity.

Additionally, during December 1999, the Company entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the euro-US dollar exchange, in connection with a portion of the net position of assets and liabilities in euros, including the balance of the loan granted by Istituto Centrale per il Credito a Medio Termine (“Mediocredito Centrale”) which matures in May 2017, and accrues interest at a rate of 1.75% per annum. Such swap agreement has an 8-year term until November 2007 and provides a fixed exchange rate of 0.998 euro per US dollar. The interest rate paid to Citibank N.A. during the validity of the loan for the US dollars to be received is 2.61% per annum.

The Company had used during 2004 currency forwards contracts to hedge against the risks of fluctuation in the dollar exchange rate. The Company had entered into currency forwards contracts, known as non-deliverable forwards (“NDF”), pursuant to which monetary positions are offset. These instruments were used to cover firm short-term payment commitments denominated in US Dollars. As of December 31, 2005 and 2004, there are no NDF’s currently outstanding. (See note 2.3.j.).

b)	Options:

Call Spreads: in September 2004 the Company entered into an agreement with Telefónica Internacional S.A. (“TISA”) for two new strategies of exchange rate options, known as “Call Spread”, with maturities in January and February 2005. These Call Spreads consisted of an acquisition of a call option and a sale of a call option with different strike prices for a specific amount of currency.

Options could be exercised only upon maturity thereof. Upon each maturity date, January and February 2005, the options were not exercised because the exchange rate prevailing at those dates was outside the strike band of the options. The cost of the premium paid has been charged to the Company’s income statement. As of December 31, 2005 there are no pending option transactions.

3.	DETAIL OF THE MAIN BALANCE SHEET AND STATEMENTS OF OPERATIONS ACCOUNTS

3.1	Breakdown of the main accounts

Below is a breakdown of the main accounts (foreign currency balances are presented in note 21.g):

a)	Cash and banks:

	Current
	December 31, 2005	December 31, 2004
Cash	1	—
Banks	21	14

Total	22	14

b)	Trade receivables:

	Current		Noncurrent
	December 31, 2005	December 31, 2004	December 31, 2005	December 31, 2004
Without maturity	35	—	—	—
Past due (3) (4)	338	168	5	12
Current	159	248	—	—

Subtotal (2)	532	416	5	12
Allowance for doubtful accounts (1)	(137)	(143)	(4)	(9)

Total	395	273	1	3

(1)	See note 21.e).

(2)	In 2005 and 2004, includes 35 million and 33 million, respectively, corresponding to related companies (see note 14.4.).

(3)	In 2005, net of 8 million totally reserved.

(4)	As a consequence of refinancing past-due trade receivables, approximately 11 million and 7 million of refinanced receivables are disclosed as noncurrent receivables as of December 31, 2005 and 2004, respectively.

c)	Other receivables:

	Current		Noncurrent
	December 31, 2005	December 31, 2004	December 31, 2005	December 31, 2004
Related companies receivables (1)	27	21	226	—
Guarantee deposits	3	3	2	—
Legal deposits	5	7	—	—
Prepayments to vendors	2	3	—	—
Prepaid services (2)	6	13	—	—
Financial Prepayments	—	10	—	—
Patriotic Bond (3)	—	—	—	84
Prepaid expenses	7	1	—	—
Tax on minimum presumed income	—	—	149	120
Prepaid insurance	1	3	—	—
Financial Instruments (4)	1	1	1	3
Other (5)	12	17	2	1

Subtotal	64	79	380	208
Allowance for impairment of Patriotic Bond (note 21.e) (3)	—	—	—	(56)

Total	64	79	380	152

(1)	See note 14.4.

(2)	See note 8.1.

(3)	See notes 2.3.b) and 13.

(4)	See note 2.7.

(5)	In 2005, net of 9 million totally reserved.

d)	Inventories:

	Current
	December 31, 2005	December 31, 2004
Telephone equipment and other equipment	5	8
Allowance for impairment in value and slow turnover (note 21.e)	(2)	(3)

Total	3	5

e)	Other assets:

	Current
	December 31, 2005	December 31, 2004
Real property intended for sale	3	3

Total	3	3

f)	Trade payables:

	Current		Noncurrent
	December 31, 2005	December 31, 2004	December 31, 2005	December 31, 2004
Vendors, contractors and correspondents (1)	355	282	2	2
Management fee (2)	80	70	—	—
Collections on account and behalf of cellular and audiotext companies	59	53	—	—
Services collected in advance (3)	5	5	62	65
Deferred income	9	—	33	—

Total	508	410	97	67

(1)	In 2005 and 2004, includes 35 million and 30 million, respectively, corresponding to related companies (see note 14.4.).

(2)	See note 14.4.

(3)	Includes deferred revenues related to the sale of indefeasible rights to use network capacity, recognized by the straight line method during the term of the agreement. In 2005 and 2004 includes 5 million, as current amount and 57 million and 60 million as noncurrent, corresponding to related companies (see note 14.4.).

g)	Bank and financial payables:

	Current		Noncurrent
	December 31, 2005	December 31, 2004	December 31, 2005	December 31, 2004
Negotiable obligations (1)	434	346	2,059	2,251
Imports financing	6	15	7	13
Long-term financing	7	8	55	70
Foreign bank loans	29	93	120	166
Credit balances with banks	5	29	—	—
Local bank loans	—	123	—	—
Related company - Telefónica Internacional S.A. (“TISA”) (2)	38	478	—	—

Total	519	1,092	2,241	2,500

(1)	See note 11.

(2)	See notes 12. and 14.4.

h)	Payroll and social security taxes payable:

	Current		Noncurrent
	December 31, 2005	December 31, 2004	December 31, 2005	December 31, 2004
Vacation and bonus accrual	56	47	—	—
Social security taxes payable	17	14	—	—
Pre-retirement agreements and others (1)	14	15	11	16
Incentive plan for executives (2)	—	—	2	—
Other	2	2	—	—

	Current		Noncurrent
	December 31, 2005	December 31, 2004	December 31, 2005	December 31, 2004
Total	89	78	13	16

(1)	Pre-retirement agreements mature through 2009, and do not have any adjustment clauses. This amount includes 8 million related to benefits granted to employees included in such agreements, which are to be allocated by them to social security tax payments corresponding to the period between the date of the agreement and December 31, 2005 and are to be paid by the Company until the worker qualifies to obtain legal pension benefits.

(2)	See note 18.

i)	Taxes payable:

	Current		Noncurrent
	December 31, 2005	December 31, 2004	December 31, 2005	December 31, 2004
Tax on minimum presumed income (net of prepayment)	11	9	—	—
Turnover tax accrual (net of prepayment)	14	12	—	—
Value added tax	21	11	—	—
Health and safety taxes	25	24	—	—
Deferred tax liability, net (1)	—	—	232	582
Other	55	35	—	—

Total	126	91	232	582

(1)	See note 2.3.k).

j)	Other payables:

	Current		Noncurrent
	December 31, 2005	December 31, 2004	December 31, 2005	December 31, 2004
Related companies payables (1)	11	13	—	—
Financial instruments (2)	12	10	17	4
International Telecommunication Union (“U.I.T”) (3)	21	21	—	—
Other	12	15	19	25

Total	56	59	36	29

(1)	See note 14.4.

(2)	In 2005 corresponds to foreign currency swap agreements and in 2004 corresponds to foreign currency swap agreements and currency exchange option agreements (see note 2.7.).

(3)	See note 10.b).

k)	Net liabilities from discontinued operations:

	December 31, 2005	December 31, 2004
Equity investments	—	37
Deferred income – Sale of Telinver S.A. (1)	49	—
Deferred tax assets	(18)	—

Total	31	37

(1)	See notes 2.3.m) and 14.3.

l)	Cost of services provided:

	December 31, 2005	December 31, 2004	December 31, 2003
Telecommunications services (note 21.h)	(1,867)	(1,888)	(1,946)
Cost of goods sold (note 21.f)	(16)	(14)	(17)

Total	(1,883)	(1,902)	(1,963)

m)	Other expenses, net:

	Income/(loss)
	December 31, 2005	December 31, 2004	December 31, 2003
Employee terminations (note 21.h)	13	37	42
Contingencies	56	99	31
Miscellaneous, net	(5)	(6)	(5)

Total (note 21.h)	64	130	68

n)	Other holding and financial income/(loss) on liabilities:

	Income/(loss)
	December 31, 2005	December 31, 2004	December 31, 2003
Deferred expenses amortization	(8)	(9)	(16)
Tax on bank account credits and debits	(11)	(12)	(9)

Total	(19)	(21)	(25)

3.2	Aging of current investments, receivables and payables as of December 31, 2005

	Assets				Liabilities (c)
	Current investments	Trade receivables (a)		Other receivables	Trade payables	Bank and financial payables	Payroll and social security taxes payable	Taxes payable	Other payables
Past Due:
Up to three months	—	193		—	6	—	—	—	—
From three to six months	—	21		—	15	—	—	—	—
From six to nine months	—	15		—	—	—	—	—	—
From nine to twelve months	—	10		—	—	—	—	—	—
From one to two years	—	22		—	—	—	—	—	—
From two to three years	—	15		—	2	—	—	—	—
Over three years	—	67		—	—	—	—	—	—
Without maturity	48	35		29	35	5	—	299	38
Current:
Up to three months	293	155		11	433	145	65	47	12
From three to six months	—	2		10	11	96	7	11	—
From six to nine months	—	2		4	3	232	10	1	6
From nine to twelve months	—	—		10	3	41	7	—	—
From one to two years	—	—		14	12	663	8	—	16
From two to three years	—	—		364	9	419	3	—	13
From three to four years	—	—		—	8	34	1	—	4
From four to five years	—	—		—	8	678	1	—	1
Over five years	—	—		2	60	447	—	—	—

Subtotal:	341	537		444	605	2,760	102	358	90
Allowance for doubtful accounts	—	(141)		—	—	—	—	—	—
Benefits under the Collective Labor Agreements	—	—		—	—	—	—	—	2

Total	341	396		444	605	2,760	102	358	92

Balances
Percentage accruing interest at fixed rate	93%	—		54%	—	92%	—	—	32%
Percentage accruing interest at variable rate	—	46	% (b)	—	—	6%	—	—	—
Percentage accruing income at variable rate	7%	—		—	—	—	—	—	—
Interest
Annual average interest rate in foreign currency	5%	—		5%	—	9%	—	—	6%
Annual average interest rate in local currency	7%	28	% (b)	11%	—	8%	—	—	—

(a)	Includes 5 million past-due classified as noncurrent taking into account Company´s Management estimates regarding probable collection terms.

(b)	Such percentage is related to the portion of receivables over which surcharges are applicable for being in arrears. The rate indicated is that corresponding to bills collected with such surcharges.

(c)	Net liabilities from discontinued operations are not included.

4.	REGISTRABLE ASSETS

On October 27, 1994, “ENTel in liquidation” issued Resolution No. 96/94 whereby it undertakes to perform all necessary acts to accomplish the transfer of title of registrable assets for such time as may be necessary, notifying Telefónica 60 days before the date that may be defined as the expiration of ENTel´s commitment. This resolution recognized that the licensee companies will be entitled to claim the indemnity stipulated in the Transfer Contract for the real property whose title had not been conveyed to them by the time of the expiration of the above-mentioned period. As of December 31, 2005 these assets have a net book value of about 581 million and approximately 508 million (both amounts restated as described in note 2.1.) of them have been registered in the Company’s name. In the Company’s Management opinion, the registration of title of a major portion of the most significant assets contributed by ENTel will be successfully completed. Accordingly, in Company Management’s opinion the final outcome of this matter will not have a significant impact on the Company’s results of operations and/or its financial position.

5.	AFFILIATES

E-Commerce Latina S.A.

The Company holds together with Alto Palermo S.A. a 50% interest in E-Commerce Latina S.A. for the development of an e-commerce shopping center.

Additionally, the parties undertook to make a voluntary capital contribution for the development of new business lines for a maximum of 12 million, 75% of which is to be contributed by the Company.

6.	CAPITAL STOCK

Over the last fiscal years, the Company’s capital stock has been as follows (amounts stated in Argentine Pesos):

Classes of shares	Capital stock as of December 31, 2004 and 2005 (1)
Class A	1,091,847,170
Class B	654,205,259
Total (2)	1,746,052,429

(1)	Subscribed and paid in, outstanding and authorized for public offering.

(2)	All shares have equal voting rights.

7.	LIST OF CONDITIONS AND THE TRANSFER CONTRACT. EXCLUSIVITY AND MAINTENANCE OF THE LICENSE

The List of Conditions (“List”) and the Transfer Contract established certain obligations of which the following are still in effect:

a)	The assets contributed to Telefónica used in providing telecommunications services may not be sold, assigned, transferred or encumbered in any way.

b)	Certain shareholders of Telefónica’s parent company are required to retain a specified interest in that company’s common capital stock. In addition, Compañía Internacional de Telecomunicaciones S.A. (“COINTEL”), is obliged to hold Series A shares representing 51% of Telefónica’s total capital stock.

c)	All or a substantial part of the provision of the telephone service is to be maintained, and Telefónica’s main business and principal place of business in Argentina may not be changed.

d)	In addition, Telefónica is to meet certain objectives related to the services provided. The most important of these objectives are efficiency and service quality. In addition, suppliers of data and added value services are to be given equal access to telephone lines.

In case of serious noncompliance with the provisions in a) through d), Telefónica’s license could be revoked once the procedures set forth in the List have been completed. Telefónica’s license, however, would not be revoked, should Telefónica have obtained prior Regulatory Authority approval for any of the situations described above in a) and b).

In addition, Decree No. 264/98 set forth both optional and mandatory operating conditions with respect to the provision of basic telephone services. Such mandatory conditions include mainly permitting other providers to interconnect to the company’s network (including voice and data transmission service) and the installation of a minimum number of new lines.

Although the effectiveness of Decree No. 264/98 was subject to the conclusion of certain legal proceedings, the Company believes that is unlikely that the outcome of those proceedings would significantly slow the trend towards increasing competition.

In connection with the Company’s contractual obligations under the Memorandum of Understanding 2006, the CNC and the Executive Secretary’s Office of the UNIREN have stated that, in compliance with current regulations, they have performed an analysis of the status and degree of compliance by the Company with its obligations under the Transfer Contract and the regulatory framework, and concluded that the Company has so far acceptably met those obligations, with only minor noncompliance events resulting in penalties. Remaining issues related to the Company’s operations are pending resolution and are expected to be concluded prior to June 30, 2006.

Company’s Management believes that the Company has met all the effective obligations that could have any material effect on these financial statements.

In the Memorandum of Understanding 2006, it was agreed that as of December 31, 2010, the Company should achieve the goals established as long-term goals in Decree No. 62/90 and in the General Rules on Basic Telephone Service Quality. In addition, goals are established as of 2005 that will be effective through the date mentioned above.

In the Memorandum of Understanding 2006, and within the framework of the renegotiation of the Company’s Transfer Contract with the government and within the 30 days subsequent to the execution of the Protocol of Renegotiation by the PEN, the Company, and the shareholders representing at least 98% of the capital stock, would have to fully and expressly waive all the rights that may potentially be alleged as well as under all lawsuits filed or in progress, arising out of or related to the events or measures resulting from the emergency situation established in Law No. 25,561 in connection with the Transfer Contract and the Company’s license. The waiver should not be interpreted as the Company’s waiver to the rights that could apply to it based on possible future circumstances. Should such waiver not occur, this would give rise to the repudiation of the Protocol of Renegotiation for a cause attributable to the Company, thus resulting in the revocation or expiry of the license.

8.	COMMITMENTS

8.1	IBM

On March 27, 2000, the Company’s Board of Directors approved the outsourcing through IBM of the operation and maintenance of the infrastructure of some of the Company’s information systems. Telefónica, Telinver S.A., Telefónica Moviles Argentina (formerly known as Telefónica Comunicaciones Personales S.A. (“TMA”)) and Telefónica Data Argentina S.A. (“TDA S.A.”) executed a contract with IBM whereby the Company outsourced the operation and maintenance of the information technology infrastructure to IBM for six and a half year term, and there is a transfer to IBM of the assets used to render the services outsourced under the contract at a stated price.

1. Service Price: over the duration of the contract, the Company committed to pay IBM a monthly charge as consideration for the base line services to be rendered under the contract, and other charges for the use of additional resources. The payment terms include decreasing monthly installments.

2. Transfer of Equipment: the agreement stipulated that at the inception of the contract, the Company should transfer to IBM, at a fixed price, the assets that were designated to provide the services at that date. In addition, the agreement stipulated that at contract expiration IBM shall transfer to the Company, at a fixed price, the assets that were designated to provide the services at that date.

3. Renewal of the Agreement: fifteen months before the expiration of the agreement, the parties shall meet to discuss a possible extension. The parties shall conduct negotiations for three months. If the parties do not agree to an extension prior to twelve months before the expiration of the agreement, the agreement shall be terminated on the termination date.

As of the date of these financial statements, the Company has started with the renegotiation process of the agreement.

The following is a summary of the primary contractual cash flows related to Company agreement with IBM, as it was originally stipulated in 2000:

(in millions of US dollars from 2000 to 2006)
Assets acquired by IBM	23
Baseline monthly installments (service fee total payments)	(213)
Repurchase of assets	(14)
Refund (only if contract is renewed)	3

As a result of the devaluation of the peso, the Company renegotiated the contract originally denominated in US dollars. On the basis of a supplementary contract agreed upon by the parties the Company undertook, among other obligations, to pay IBM for the services rendered pursuant to the contract from January 2004 to December 2006 the amount of 44.8 million and US$ 35.8 million in monthly installments. In addition, the referred agreement contemplates the possibility of renegotiating the amount in pesos semiannually upon request by the parties.

8.2	Other

Telefónica signed contracts for lease of satellites, real property and operation and maintenance of submarine cables, which include approximately 44 million of minimum future payments as of December 31, 2005.

9.	RATES

9.1	Rate regulations

Decree No. 764/00, issued to de-regulate telecommunications services, sets forth that providers may freely establish the tariffs and/or the prices of the services supplied to objective categories of clients, which must be applied non-discriminatorily. However, if there were no effective competition, as it is the case with the services that generate a substantial part of the Company’s income, historical providers shall respect the maximum tariffs laid down in the General Tariff Structure. Below the values established in such tariff structure, these providers may establish their tariffs freely. To determine the existence of effective competition, the historical providers shall demonstrate that another or other providers of the same service have obtained 20% of the total revenue for such service in the local area of the Basic Telephony Service involved. Additionally, in the case of national and international long distance services, effective competition shall be deemed to exist when customers in the area are able to choose through out the dialing selection method among more than two service providers offering more than one destination.

In 2000, the Company filed a request to the effect that effective competition be officially acknowledged in the Buenos Aires Multiple Area (“AMBA”). Pursuant to Resolution SC No. 304/03, the S.C. established that the Company should readjust the presentations submitted, supplying additional information. The Company has complied with this request and no resolution has yet been made in the case.

For the areas and services for which effective competition has not been declared to exist, tariff agreements established that the maximum tariff per pulse should be expressed in US dollars in addition to a right for the Company to choose whether to adjust such tariff from April 1 to October 1 of each year based on the variation in the Consumer Price Index of the United States of America. However, the Public Emergency and Exchange System Reform Law No. 25,561, dated January 6, 2002, provided that in the agreements executed by the Federal Administration under public law regulations, including public works and utilities, indexation clauses based on foreign countries’ price indexes and any other indexation mechanisms are annulled. Law No. 25,561 also established that the prices and tariffs resulting from such clauses are denominated in Pesos at the $1 to US$ 1 exchange rate. Furthermore, this law authorized the PEN to renegotiate the above contracts taking into account the following criteria in relation to public utilities: (a) the impact of tariffs on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the systems comprised; and (e) the profitability of the companies.

The PEN, by means of Decree No. 293/02, entrusted the Economy Ministry with the renegotiation of such agreements, including agreements that govern the provision of basic (fixed) telephony services. Decree No. 311/03 created a UNIREN, which shall be headed by the Ministers of Economy and Production, National Planning, Public Investment and Services. The UNIREN is in charge of pursuing the renegotiation process.

Decree No. 120/03 authorized the Argentine Government to provide for interim tariff reviews or adjustments as may be deemed necessary or convenient for the purpose of ensuring the continued availability, safety and quality of services provided to users under these contracts until the conclusion of the renegotiation process.

Law No. 25,790 extends the term for the public works and utilities agreement until December 31, 2004, this term has been further extended until December 31, 2005 pursuant to Law No. 25,972. The term has been further extended until December 31, 2006 pursuant to Law No. 26,077. The PEN shall be responsible for submitting the renegotiation proposals to National Congress, which have to communicate its decision within a period of 60 running days counted from the date of reception of the proposal. In the event such period expires without Congress having reached a solution, the proposal shall be deemed accepted. If the proposal is rejected, the PEN shall resume the process to renegotiate the applicable agreement. This rule establishes that the decisions adopted by the PEN in this renegotiation process shall not be limited to, or subject to, the stipulations contained in the above mentioned regulatory frameworks currently governing the concession or licensing agreements for the respective public utilities. Renegotiation agreements may cover partial aspects of concession or licensing agreements, contain formulas to adjust such agreements or temporarily amend them and include the possibility of agreeing upon periodical reviews, as well as the establishment of conditions that must be met by the quality parameters applied to services. If there were temporary amendments, they should be taken into consideration in the terms of the final agreements reached with concessionaires or licensees. The legal provisions do not authorize public utilities contractors or concessionaires to suspend or alter compliance with their duties.

In accordance with Resolution No. 72/03, in February 2003 the Ministry of Economy approved a methodology to calculate and transfer to the Company’s customers the impact of the tax on bank account transactions imposed by Law No. 25,413 paid by the Company as from the date such resolution comes into force. Resolution No. 72/03 expressly refers to the Transfer Contract as the basis for the approval of such method. Pursuant to Resolution No. 72/03, all taxes paid prior to that date are included in the contractual renegotiation required by the Public Emergency Law.

Under the legal framework described, on May 20, 2004, the Company, Telecom Argentina S.A. (“Telecom S.A.”) and the Argentine Government signed a Memorandum of Understanding (the “Memorandum of Understanding”) pursuant to which they agreed to maintain the General Tariff Structure currently in force for the Basic Telephony Service until December 31, 2004, without waiving the Company’s rights. The parties also ratified their intent to reach a final contractual renegotiation before December 31, 2004, which finally did not happen. In addition, pursuant to the provisions of the Transfer Contract, they agreed that any new tax or charge, or any variation in those currently in force, subject to the control of Regulatory Authorities as established in sub-sections a), c) and d) under paragraph 12.15 of the List of Conditions, shall be broken down in the bills issued to customers for services in the jurisdictions levied with the respective tax or charge.

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

c) Addition of the Heads of Household who own a telephone line and meet the respective eligibility requirements for registration, to be registered for the Program “Retirees, Pensioners and Low-Consumption Households”.

As stated in this Memorandum of Understanding, the S.C. issued Resolutions No. 261, No. 272 and No. 73, dated November 12, 2004, November 23, 2004, and March 31, 2005, respectively.

Resolution No. 261 approved the Company’s promotional offer to provide dial-up Internet access service as described in sub-paragraph b) at lower prices to customers in urban areas located more than thirty (30) kilometers away from the Company’s current hubs for the supply of 0610 Internet access service, in order to increase the number of areas that will have access to this service and based on discounts granted over telephone rates.

Pursuant to Resolution No. 272, the S.C. accepted the Company’s proposal to implement the “Virtual Telephony” service for the beneficiaries of the Head of Household Plan mentioned in sub-paragraph a), consisting in the Value Added Voice Messaging Service, with a related telephone number, that allows users to receive and store messages, available in the Buenos Aires Multiple Area, La Plata, Mar del Plata, Mendoza, Bahía Blanca and Neuquén.

Pursuant to Resolution No. 73, dated March 31, 2005 and the clarifying Resolution No. 149 dated June 21, 2005, the Company and Telecom S.A. were instructed to include the beneficiaries of the Head of Household Plan who already own a telephone line in the customer category “Retirees, Pensioners and Low-Consumption Households” as long as they meet the respective requirements for such category. For that purpose, the Company is under the obligation to request the National Social Security Authorities (Anses) to supply it with the National Register of Beneficiaries of the Head of Household Plan.

In the opinion of the Company’s Management, the application of the issues mentioned in sub-paragraphs a), b) and c) will not have a significant impact on the Company’s future results.

The deep changes in the Argentine economic model experienced since early 2002 and the current legislative framework (Public Emergency Law) are to be considered extraordinary events that significantly altered the economic and financial equation and the regime applicable to the industry, therefore allowing the renegotiation of the regime to adapt it to the new situation, in full compliance with the principles established in the List of Conditions and the Transfer Contract, in order to maintain a regular, continuous and efficient supply of telephony services. The Transfer Contract contemplates the possibility of automatically adjusting the tariffs in the case of extraordinary and unforeseen events thereby defined or government actions or decisions that significantly affect the Transfer Contract’s original financial equation. The Transfer Contract also establishes a compensation on the part of the Argentine Government when there are extraordinary events, including actions and decisions of the Argentine Government such as a freezing on tariffs or price controls, as well as the procedures to be followed to collect such compensation.

The Company filed the information required by the Argentine Government and it has proposed to reestablish the tariff regime stipulated in the Transfer Contract, which contemplates Peso-denominated tariffs whose intangibility is safeguarded by the application of the monthly Consumer Price Index in Argentina or, if there were significant differences between this index and the variation of the US dollar, by the result obtained from the application of a polynomial formula that considers 40% of the monthly variation of the price of the US dollar and 60% of the variation of the monthly Consumer Price Index in Argentina, which had been annulled with the enactment of the Convertibility Law and the issuance of Decree No. 2,585/91. The Company proposed different alternatives to achieve such objective, especially to handle the transition from current tariffs to those resulting from the application of the Transfer Contract.

In the Memorandum of Understanding 2006 (see note 2.4), the parties agreed to comply with and maintain the legal conditions provided in the Transfer Contract and regulations effective to date. Thirty days after the public hearing to be summoned by the UNIREN to discuss the Memorandum of Understanding 2006, both the Company and its shareholders are required to suspend for 210 working days all the claims, remedies, and lawsuits filed or in progress before administrative and arbitral tribunals, or any court of law, in Argentina or abroad, based on or related to the events occurred or measures taken as a result of the emergency situation under Law No. 25,561 regarding the Company’s license and Transfer Contract. After the procedures provided for in current regulations are met, this instrument will be a necessary background to execute the renegotiation of the Transfer Contract with the government.

The Memorandum of Understanding 2006 provides that, in order to ensure the necessary foreseeability in the telecommunications sector and considering the telecommunications expertise and experience contributed by sector companies, the PEN committed its efforts to consolidating an adequate and consistent regulatory framework which, based on the legal and technical aspects of the industry, supplements and strengthens the regulations applicable to the sector.

In the opinion of Company’s Management and its legal advisors, under the general principles of administrative law applicable to the List of Conditions and the Transfer Contract, the future rates should be set at levels sufficient to cover the cost of the service in order to preserve regular, uninterrupted and efficient provision of the public telephony utility service. It is possible that, over time, such rate scheme may not maintain the rate values in US dollars or in constant pesos in relation to any future increase in the general price level. If a future regulatory framework did not provide for the rates to change at a pace allowing balancing the economic and financial equation that both the List of Conditions and the Transfer Contract intended to preserve, such rate schedule could have an adverse impact on the Company’s financial position and future results. As of the date of issuance of these financial statements, Company’s Management cannot predict the eventual outcome of the renegotiation pursuant to Public Emergency Law or the rates system that will apply in future or when it will be implemented.

9.2	Price Cap

Under the tariff regulation mechanism in effect known as Price Cap, to which the Company is subject, tariff discounts have been applied based on a formula made up by the U.S. Consumer Price Index and an efficiency factor. On October 4, 2001, Court Room IV of the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires, in relation to the complaint filed by Consumidores Libres Cooperativa Limitada de Provisión de Servicios Comunitarios (“Consumidores Libres”) mentioned in note 10.d), awarded a precautionary measure ordering the National Government, the Company and Telecom S.A. “to refrain from applying the corrections set forth in Section 2 of the agreements approved by Decree No. 2,585/91 until final judgment is rendered in the case…”, which meant that the rates could not be adjusted by the U.S. Consumer Price Index (see note 10.d).

The Company, Telecom S.A. and the S.C. entered into agreements for the application of the Price Cap for the 2000-2001, 2001-2002 and 2002-2003 periods. The Price Cap for the 2000-2001 period was established at 6.75%, of which 6% was allocated to rate reductions attributable to discount plans that were in effect in 2000 and the non-application of the semiannual adjustments to the pulse of that year value, among other items. The remaining 0.75% was to be applied as defined by the licensees. The Price Cap for the 2001-2002 period was established at 5.6%, and would be allocated to the non-application of the semiannual adjustments to the pulse value of 2001, plus the balance of the non-computation of the pulse value not applied in the price cap for the previous year. To date, the remaining amount has not been allocated to the services contemplated in the agreement. As concerns the Price Cap for the 2002-2003 period, it was established in an efficiency factor which could not exceed 5%, but its value was not fixed. The above-mentioned agreements require the approval of the Ministries of Economy and Production and Federal Planning, Public Investment and Services, which are still pending as of the date of issuance of these financial statements. Moreover, neither the effect of the reduction in rates previously implemented as compared to the rate reduction adjustments established by the S.C. nor the rate differences pending application under the referred agreements, have been established.

In the opinion of the Company’s Management and its legal counsel, the resolution of these issues related to the Price Cap might exclusively affect the maximum tariffs for future services that the Company is authorized to collect its customers for services, areas or customers in which effective competition has not been declared. As of December 31, 2005, these maximum tariffs are the result of the application to the tariffs in force as of November 7, 2000, the discounts applied as a result of the implementation of the Price Cap corresponding to period 2000 - 2001 and to the advanced decreases corresponding to the period 2001- 2002, as established in the mentioned agreements.

Under the Price Cap mechanism currently in effect, the rate reduction percentage and the services to which such reductions will eventually apply depend on the final approval of the above rate agreements, and on the outcome of the legal proceedings commenced by Consumidores Libres regarding the effective rate system above mentioned.

Based on current rate regulation mechanisms, and considering the Company’s defense against the above legal proceedings, in the opinion of the Company’s Management and its legal counsel, the outcome of these issues will not have a negative impact upon the Company’s financial position or a significant adverse effect on its results of operations.

9.3	Tariff restructuring

The tariff restructuring granted by Decree No. 92/97, effective on February 1, 1997, established an increase in the price of the monthly basic charge and in domestic service rates, and a decrease in the rates for domestic long distance and international services and for the Company’s local and domestic long distance public phone service for longer distances. The net impact of the rate restructuring was to be neutral on revenues during two years after its effectiveness. On December 1, 1999 the S.C. has issued Resolution No. 4,269/99, which established the S.C.’s final determination of the impact of the tariff restructuring as an excess in revenues of 18 million, in currency units of that date, (which had previously been provisionally determined by the S.C. in 14 million). In accordance with Resolution No. 18,968/99, the S.C.’s Resolution No. 4,269/99 also states that the S.C. will determine the form and time of implementation of the future rate reduction to compensate such excess revenues. The Company has filed an appeal for review of this resolution, on the grounds that the calculation method used by the S.C. to determine the impact of the tariff restructuring established by Decree No. 92/97 has defects and should be challenged. As of the date of these financial statements, such appeal has not been resolved.

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

10.	LAWSUITS AND CLAIMS

Contingencies

The Company is presently facing various proceedings and claims in the areas of labor, tax, regulatory compliance and other matters, all of which arise in the ordinary course of business. Every situation of this type implies certain degree of uncertainty, and the outcome of individual matters is not predictable with certainty. If information available prior to the issuance of the financial statements, considering the opinion of the Company’s legal counsel, indicates that it is probable that a liability had been incurred at the date of these financial statements, and the amount of the loss, or the range of probable loss can be reasonably estimated, then such loss is charged to expenses and accrued in the reserve for contingencies. As of December 31, 2005, the total amount recorded as reserves for contingencies is 303 million.

The breakdown of the reserve for contingencies is as follows:

Labor contingencies:

The reserve for contingencies related to labor issues amounts to 199 million and 160 million as of December 31, 2005 and 2004, respectively. The closing balance of the reserve as of December 31, 2005 is mainly comprised of:

i) aggregate assessment of probable losses of 100 million resulting from a significant increase of claims brought by employees during the fiscal year 2004, related to salary differences, taking into account certain judgments at beginning of year of Appeals courts that were adverse to the Company.

ii) claims for alleged rights provided in the labor law and related costs which amount to 36.3 million. The Company intends to defend its rights vigorously in whichever instances are necessary.

iii) other matters assessed as probable to incur losses, relate to:

•	Joint and several liability with third parties

•	Labor accidents

•	Illnesses

•	Other severance payments

Tax contingencies:

The reserve for contingencies related to tax matters assessed as probable of loss amounted to 54 million and 53 million as of December 31, 2005 and 2004, respectively.

These tax issues are related to:

•	Municipal taxes

•	Provincial taxes

Civil, commercial and other contingencies

The reserve for contingencies related to civil, commercial, administrative, regulatory compliance and other matters assessed as probable of loss as of December 31, 2005 and 2004 amounts to 50 million and 54 million, respectively. These other matters relate to:

•	Damages

•	Regulatory compliance claims

•	Other claims for rescission of commercial agreements

a) Labor lawsuits attributable to ENTel

The Transfer Contract provides that ENTel and not Telefónica is liable for all amounts owing in connection with claims based upon ENTel’s contractual and statutory obligations to former ENTel employees, whether or not such claims were made prior to the Transfer Date if the events giving rise to such claims occurred prior to the Transfer Date. However, using a theory of successor enterprise liability that they assert is based upon generally applicable Argentine labor law, certain former employees of ENTel have brought claims against Telefónica, arguing that neither the Transfer Contract nor any act of the PEN can be raised as a defense to Telefónica’s joint and several liability under allegedly applicable labor laws.

In an attempt to clarify the issue of successor liability for labor claims, Decree No. 1,803/92 was issued by the PEN. It states that various articles of the Work Contract Law of Argentina (the “Articles”), which are the basis for the foregoing claims of joint and several liability, would not be applicable to privatizations completed or to be completed under the State Reform Law. Although the issuance of Decree No. 1,803/92 should have been seen as favorable to the Company, it did not bring about a final solution to the above claims. In effect, in deciding a case brought before it, the Supreme Court of Justice upheld the provisions of the law and declared the Decree inapplicable.

As of December 31, 2005, the claims filed against the Company including accrued interest and expenses totaled approximately 44 million (in original currency). Notwithstanding, depending on the possible outcome of such legal actions ENTel has agreed in the Transfer Contract to indemnify the Company in respect of such claims and the Argentine Government has agreed to be jointly and severally liable with ENTel in respect of such indemnity obligations and has therefore authorized the Company to debit an account of the Government at Banco Nación Argentina for any amount payable by the Company. Under the Debt Consolidation Law, ENTel and the Argentine Government may discharge their above described indemnity obligations by the issuance to the Company of 16-year bonds. As of December 31, 2005 the Company has paid approximately 13 million (in original currency) in cash for the above-mentioned claims. The Company initiated a claim for indemnification and reimbursement in connection with this matter. The case is being argued in court, and no ruling has yet been issued.

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

b) U.I.T. Liability

On July 29, 2003, Telefónica received a communication sent by the National Communications Commission (“CNC”) requesting Telefónica and Telefónica Larga Distancia de Argentina S.A. (“TLDA S.A.”) a company currently merged with and into the Company, to deposit 51 million (that includes principal and interest as of July 31, 2003), which, according to such note, corresponds to the savings obtained, plus interest, by such companies as reductions in employers’ social security contributions approved by Decree No. 1,520/98 and supplementary standards, that were applied to the salaries of such companies’ personnel in the period April 1999 through June 2001.

Pursuant to Resolution S.C. N° 18,771/99, these savings were to be applied to the execution of programs or promotional projects in the framework of the presidential initiative argentin@internet.todos, to be managed by the U.I.T. Telefónica both with respect to its own operations and as successor of the rights and obligations of TLDA S.A. has recorded a liability related to these savings for the outstanding principal, amounting to 21 million (see note 3.1.j), which Telefónica understands is the full amount of its liability as of December 31, 2005. In the opinion of the Company´s Management and its legal counsel, Telefónica has strong grounds to hold that this liability should not be considered in delinquency and so stated to the CNC in a note dated August 13, 2003 in which the Company challenged the calculation prepared by the agency and requested that the proceedings be remanded to the appropriate government agency.

c) Fiber optic-cables

In December 2000, the Company was served with an ex officio assessment imposed by the Argentine Tax Authorities in relation to Income tax for the fiscal years 1994 through 1999. Such adjustment was due to differences in the criterion used to calculate the depreciation of fiber optic cables. Whereas the Company applies a useful life of 15 years, the Argentine Tax Authorities proceeded to the assessment based on a useful life of 20 years. Having analyzed the issue, the Company and its legal counsel appealed the assessment imposed by the National Tax Authorities in the Argentine Administrative Tax Court based on the Company’s opinion that there are strong arguments against the Tax Authorities’ assessment.

However, in November 2004 the Argentine Administrative Tax Court entered a judgment against the Company forcing it to amend the tax returns referred to above. Additionally, the judgment repealed the penalties imposed by the Tax Authorities on the grounds that there were admissible elements in support of the figure of excusable error. Given that judgment, the Company has been compelled to pay an amount of 6 million plus 17 million as compensatory interest in December 2004 which have been charged as of that date to the income statement as definitive payment. In the Company’s opinion this matter will not have any additional effects beyond these payments.

Notwithstanding the above paragraph, and although the final resolution is subject to the contingencies inherent in any pending court judgment, the Company and its legal counsel are of the opinion that there are legal grounds for a successful appeal of the judgment entered against the Company and they have presented an appeal to have this judgment reviewed by the National Court of Appeals in Administrative Contentious Matters. As of the date of issuance of these financial statements, the Court has not ruled on this matter.

d) Others

Consumidores Libres initiated a legal action against the Company, Telecom S.A., Telintar Argentina S.A. (“Telintar S.A.”) and the Federal Government. The object of this action is to declare the nullity, unlawfulness and unconstitutionality of all standards and rate agreements issued since the Transfer Contract, the Cooperative’s object being to have the rates of the basic telephone service reduced and the amount supposedly collected in excess refunded, limiting them in such a way that the Licensees’ rate of return should not exceed 16% per annum on the assets as determined in point 12.3.2 of the List of Conditions approved by Decree No. 62/90. Also, other points of the Company’s contracting policy have been called into question.

After analyzing the claim, the Company’s legal counsel answered it, petitioning that it should be dismissed on the grounds that it fails to state a claim with a basis in law. The court of original jurisdiction ruled in the Company’s favor, but this resolution was revoked by the Court of Appeals that resolved that the claim must not be dismissed but must be substantiated at the court of original jurisdiction. None of these courts have yet ruled on the substance of the claim. Through its legal counsel, the Company filed an appeal to the Supreme Court of Justice against the Appeal Court’s resolution, which was denied. The Company subsequently filed an appeal of such denial with the Supreme Court of Justice and has also been rejected.

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

The Company appealed such decision before the Supreme Court of Justice rejecting the arguments stated therein, which has been adversely determined as of the date of issuance of these financial statements.

In the opinion of the Company’s Management and its legal counsel, it is remote that the resolution of this issue could have a negative effect on the results of the Company’s operations or its financial position.

11.	NEGOTIABLE OBLIGATIONS

As of December 31, 2005, there were nine negotiable obligations issues outstanding:

Issuance Month/Year	Face Value as of December 31, 2005 (in millions)			Term (in years)	Maturity Month/Year	Rate per annum (%)		Use of proceeds
05/98	US$	125.6		10	05/2008	9.125			a)
06/02	US$	71.4		4	07/2006	9.875			b)
08/03	US$	189.7		4	11/2007	11.875			b)
08/03	US$	212.5		7	11/2010	9.125			b)
08/03	US$	0.03	(c)	8	08/2011	8.85			b)
08/03	US$	134.6		8	08/2011	8.85			b)
10/04		$65.2		1.5	04/2006	Badlar + 2.40	(d)		b)
02/05		$103.9	(f)	1	02/2006	8.00			b)
02/05		$50		2	02/2007	Encuesta + 2.50	(e)		b)

a)	Financing of investments in fixed assets in Argentina.

b)	Refinancing of liabilities.

c)	On August 1, 2004 they were converted to US dollars and started to accrue interest at a nominal rate of 8.85% per annum.

d)	Corresponds to notes with a variable interest coupon based on the BADLAR rate (average interest rate paid by banks in public and private sectors on deposits in excess of 1 million for a term of 30 to 35 days) + 2.4% with a nominal annual minimum of 7% and a nominal annual maximum of 15%.

e)	Corresponds to notes with a variable interest coupon based on the Encuesta rate (interest rate published by the Central Bank of Argentina (“BCRA”) for fixed-term deposits for a term of up to 59 days for deposits ranging from 100,000 to 499,999) + 2.5% with a nominal annual minimum of 7% and a nominal annual maximum of 15%.

f)	Net of 96.1 million repurchased during 2005. As of the date of issuance of these financial statements, this issuance was completely cancelled.

The prospectuses related to the issuance of these negotiable obligations describe the issuance conditions in detail. The main stipulations concern: a) commitment of the Company not to create liens, except certain permitted liens, over its present or future assets or revenues, unless the Company’s commitments under the negotiable obligations meet certain requirements; b) conditions for the early redemption of the issuance and c) events of default whereby the note holders could accelerate the due dates, such causes being, among others, failure to pay on the securities, default on other debts in amounts equal to or exceeding US$ 20 million, attachments which in the aggregate exceed US$ 10 million, etc. On July 22, 2003, the meetings of the Company’s noteholders approved the amendments to the terms and conditions of the notes issued in 1998 in order to delete almost all the events of default and certain information requirements other than those related to non-payment of principal and interest.

As of the date of issuance of these financial statements, in the opinion of the Company’s Management, the Company has met all obligations arising from the agreements signed in connection with these issuances.

The Company issued negotiable obligations in dollars under the Company’s Global Program of up to US$ 1.5 billion or its equivalent in other currencies and the commitments are those customary for this kind of transactions.

Issuance of Negotiable Obligations under the December 2003 Program

The shareholders’ meeting held on December 19, 2003 approved the creation of a global program (the “Program”) for the issuance of simple negotiable obligations not convertible into shares, denominated in pesos or in any other currency, with ordinary guarantee, in various series and/or successive tranches, either cumulative or non-cumulative, for a maximum outstanding amount of 1.5 billion pesos or its equivalent amount in other currencies, and delegated to the Board of Directors the ability to set the remaining issue conditions and to decide to request or not authorization to quote in the Stock Exchange of Buenos Aires (“BCBA”) and the MAE (automated over-the-counter market in Argentina) and/or other foreign exchange markets.

On April 23, 2004 the Company’s Board of Directors resolved to issue the LESEP Class of Negotiable Obligations under the Program, for a nominal amount of 163.3 million, which have been cancelled as of the date of these financial statements.

On October 28, 2004 the Company proceeded to issue the Second Class of Negotiable Obligations for 200 million under the above mentioned Program. The issue comprises a Series A for an amount of 134.8 million, with a 365-day term (which was fully cancelled upon maturity) and a Series B for an amount of 65.2 million, with a 548-day term and a variable annual interest rate based on the BADLAR index plus 2.4% annual with a nominal annual minimum rate interest of 7% and a nominal annual maximum rate interest of 15%.

On February 11, 2005 the Company issued the third class of negotiable obligations for 250 million in two Series, the Fixed Rate series at 365 days for 200 million with a 8% nominal interest rate coupon (which was fully cancelled upon maturity, after December 31, 2005) and the Variable Rate Series at 730 days for 50 million with a variable interest rate coupon based on the Tasa Encuesta plus a spread of 2.5%, with a nominal annual minimum of 7% and a nominal annual maximum of 15%.

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

Holders making valid tenders of their 2002 Notes comprised 83.971% of the total value of the issue. As a result, the Company issued 2006 Notes for a total amount of US$71,4 million and paid US$12.6 million in cash (of which US$4.1 million corresponded to the Early Tender Fee). Subsequently, on maturity of the 2002 Notes, the Company proceeded to redeem the notes that were not exchanged by means of a payment of US$ 16.03 million.

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

Furthermore, on June 21, 2002 a Meeting of Holders of 2008 Notes issued by the Company was held, at which approval was given for the waiver of the right to demand accelerated maturity of the notes in the event of failure to pay any other class of notes issued under the same program, through an amendment to Section 11 of the program issue terms and conditions. In consideration for this waiver the Company made a cash payment of US$1 million.

On May 19, 2003, the Company’s Board of Directors approved an offer to exchange outstanding negotiable obligations issued by the Company and by COINTEL for new negotiable obligations issued by the Company plus a cash payment:

a) Offer to Exchange the Company’s Negotiable Obligations

The Company’s negotiable obligations included in the exchange offer were the original amounts of those issued in November 1994 and in May 1998. On August 7, 2003, the Company issued new notes for a total amount of US$ 189.7 million due in November 2007, and US$ 220 million due in November 2010, respectively, and the Company paid US$ 52.1 million in cash. Additionally the Company paid US$ 12.5 million as interest accrued to that date.

b) Offer to Exchange COINTEL’s Negotiable Obligations

On August 7, 2003, the Company issued negotiable obligations for US$ 148.1 million due in August 2011, and paid in cash the amount of US$ 24 million and $4.6 million in exchange for COINTEL’s negotiable obligations (Series A and Series B). In addition, the Company issued $0.1 million of negotiable obligations at 10.375% peso denominated notes due in August 2011 which on August 1, 2004 were converted into U.S. dollars and started to accrue interest at an annual nominal rate of 8.85% for COINTEL’s Class B notes. Additionally, the Company transferred immediately COINTEL’s notes which were acquired in this exchange offer to TISA in exchange for an equivalent reduction (US$ 174 million) in TASA’s short-term financial debt to TISA.

12.	FINANCING

As of December 31, 2005 Telefónica’s current assets are lower than its current liabilities in 570 million, the latter including approximately 3% (US$ 13 million) of debt owed to the Company’s indirect controlling company.

The Company’s general financing policy is to cover future fund needs to continue its investment plan and repay short and long-term debt mainly with funds generated by the operations plus, if it is necessary, with bank loans and/or access to capital markets and ultimately applying for financing from the Company’s indirect parent company.

During 2004 and 2005, as well as in prior periods, the Company managed to gradually reduce its short-term indebtedness through a combination of partial payments and short and long-term refinancings. In February 2005, the Company issued Class 3 (fixed rate and variable rate series) Negotiable Obligations for a total amount of 250 million (see note 11.), of which the Fixed Rate Series was totally cancelled as of the date of issuance of these financial statements. Additionally, the Company expects to arrange for additional placements in the future. Those placements, in conjunction with internally-generated cash flows and possible refinancings options and/or other financing alternatives that the Company may consider will, in the opinion of the Company’s Management, enable the Company, to settle or successfully refinance the remaining balance of its short-term indebtedness.

In 2005, TISA refinanced some liabilities, and has advised to the Company that, as of the date of issuance of these financial statements, it was still assessing other financing alternatives for the Company including, if necessary, providing additional financing.

•	Long-term bank financing

As of December 31, 2005, the Company held long term funds from major financial institutions in an amount equivalent to 175 million, with maturity on February, 2011 and May, 2017 that accrued interest at an annual nominal rates between 1.75% and 2.30%. These funds have been borrowed under terms and conditions customary in this kind of transactions, which generally refer to the commitment not to encumber or grant security interests on its assets or on present or future revenues, other than certain permitted encumbrances or unless certain predetermined conditions are met.

Additionally, the Company uses other long-term bank credit lines to finance long-term imports from different commercial banks, with maturity on August, 2008 that accrued interest at six month LIBOR plus 1 to 2.15% per annum.

•	Currency futures

The Company uses currency futures for the purpose of hedging risks associated with its exposure to the US Dollar/Peso exchange rate. In April 2006, the Company entered into currency futures whereby currency positions are offset at the date of maturity of the respective agreements, for a total amount of US$ 45 million, and with maturities until June 2006. The exchange rate agreed upon for these transactions ranges from US Dollar 1 = Peso 3.04 to US Dollar 1 = Peso 3.09. These agreements are used to hedge firm short-term indebtedness in US Dollars in relation to the principal of the Company’s negotiable obligations.

•	Other financing – Related parties

As of December 31, 2005 Telefónica owed, approximately 38 million (about US$ 13 million) to related parties with maturity on December 2006, interest at one-month LIBOR plus an approximately 1% per annum. The agreement currently in force provides the usual commitments for these kind of transactions, as well as clauses that establish that the creditor may accelerate the terms of the Company’s payables if there are changes in the Company’s equity, economic and financial situation that due to their adverse nature may affect the Company’s capacity to comply with the obligations assumed in the agreement or if there are restrictions that may limit the capacity of the Company to repay its debts.

Additionally, the loan agreement currently in effect contains acceleration clauses that would be triggered in the event of certain court or out-of-court procedures being initiated in connection with claims exceeding a certain percentage of the Company shareholders’ equity or one of its significant subsidiaries. The Company has obtained a waiver in respect of procedures of this nature that were pending against the Company until the maturity of the loan, subject to a condition that no other debt be accelerated on similar grounds.

13.	DISCOUNT BOND - FORMER PATRIOTIC BOND

In 2001, the Company signed a Patriotic Bond subscription commitment (bond issued by the Argentine Government) for a total amount of US$ 30 million, which was fully paid in the subscription month. This bond was denominated in US dollars, was made out to bearer, and was negotiable in local and foreign stock markets. The terms and conditions of the issue allowed for the use of these securities to pay national taxes in the event of default to pay the principal and/or interest when due. Since January 2002 the National Government did not honor the payment commitments related to the interest coupons of that bond, the Company proceeded to offset them against taxes. As from October 2003 such offset feature was suspended and ratified by the Decree No. 493/04 until completion of the voluntary exchange of Argentine sovereign debt securities.

As of December 31, 2004, the Company valued and disclosed its Patriotic Bond holdings taking into consideration what is mentioned in the previous paragraph and note 2.3.b).

On February 23, 2005 the Company accepted the sovereign debt-restructuring proposal made by the Argentine Government exchanging its holdings of Patriotic Bonds for US$ denominated Discount Bonds, having received US$ 8.8 million in nominal value and the payment as interest in arrears for approximately US$ 0.3 million during June 2005.

14.	PARENT COMPANY AND RELATED COMPANIES

14.1.	COINTEL

COINTEL is the controlling shareholder of the Company, as it holds approximately 64.8% of the capital stock as of December 31, 2005. COINTEL, therefore, has the votes required to prevail in shareholders’ meetings. COINTEL owns 1.705,9 million class A shares representing 62.5% and 40.2 million class B shares representing 2.3%.

In addition, on December 15, 2000 TSA acquired the majority interest of the capital stock of COINTEL. Consequently, TSA indirectly controls 98% of the voting rights of the Company’s outstanding shares.

In 1997, some of the common shareholders of COINTEL, who, as of the date of the signed agreement, owned an 83.36% equity interest in COINTEL executed an agreement to regulate certain corporate decisions such as the dividend policy or preferential rights held by some of them (members of the consortium, as defined in the Transfer Contract, and its affiliates) to provide goods and services under terms equal or more favorable than those offered by third parties. The Company made certain transactions with COINTEL shareholders and companies related thereto including the services rendered by TSA (the “operator”) and those rendered by third parties related to the shareholders of COINTEL (see note 14.4.).

14.2.	COMMITMENTS RELATED TO TMA

In July 1999, the Company provided to the Argentine Government for the benefit to TMA performance guarantees under the PCS licenses obligations in the amounts of US$22.5 million individually and $45 million jointly with Telecom S.A. As informed by TMA S.A., the duties arising from its PCS licenses have been complied with. Although the CNC has finished the technical review of existing network, as of the date of issuance of these financial statements the file of this technical review was on the administrative course and as a result the Company is still subject to these guarantees. The outstanding performance guarantees denominated in foreign currency have been converted into pesos.

14.3.	COMMITMENTS RELATED TO THE SALE OF THE EQUITY INTEREST IN TELINVER S.A.

As part of the sale transaction of Telinver S.A. described in note 16., the Company granted usual guarantees in this type of transactions to the TPI Group including the inexistence of liabilities or encumbrances not disclosed in Telinver S.A.’s financial statements as of the date of the transaction and the responsibility on legal, tax, and labor contingencies prior to the acquisition, among others.

In addition, the Company guarantees to the TPI Group, during a five-year term, that the price of the transaction will be adjusted in the event of changes in the economic and financial conditions of the telephone directory advertising exploitation and publishing agreement, as well as in the event that the Company is prohibited from rendering the service stipulated in the Offering Letter for the collection and billing through the telephone bill services.

As mentioned in the financial statements of Telinver S.A. as of September 30, 2005, on February 14, February 28, and June 14, 2002, the DGR (Buenos Aires Province tax authorities) issued three resolutions, whereby turnover tax ex-officio assessment and summary proceedings were filed against Telinver S.A. for the 1996, 1997, 1998, 1999, 2000 and 2001 (January through July) periods. The amounts claimed in those notifications are 4.4 million, 0.3 million, and 1.7 million, respectively, plus the interest provided in the Buenos Aires Province tax code. On January 22, 2004, Telinver S.A. filed an appeal with the Buenos Aires Province Administrative Tax Appellate Court.

On November 15, 2005, the Administrative Tax Appellate Court issued a ruling on the third resolution whereby it determined that Telinver S.A. should pay a total amount of 15 million on account of principal and interest. Telinver S.A. paid 2 million in principal claimed by the DGR as previous requirement to appeal the decision of the Administrative Tax Appellate Court before the contentious administrative courts. In addition, Telinver S.A. requested a precautionary measure based on the unconstitutional nature of the interest calculation method provided in the Buenos Aires Province Tax Code. Telinver S.A.’s legal counsel believes that there are sound arguments to be granted the precautionary measure. As of the date of issuance of these financial statements, such precautionary measure has not been issued.

On March 1, 2006, Telinver S.A. received a demand from DGR whereby it is required to pay within a term of 5 days the amount of 1.5 million plus compensatory interest. On March 8, 2006 Telinver S.A. filed a brief with the provincial tax authorities rejecting such demand for payment on the grounds that the tax determination thereby included failed to consider Law No. 13,405, section 16 insofar as it establishes that compensatory interest may not exceed the limit of five times the amount of the outstanding tax liability. In response to the brief filed by Telinver S.A., the Capital Federal Territorial Department of the provincial tax authorities shall send the file for consultation to the Tax Technical Advice Directorate of DGR.

In the opinion of Telinver’s legal counsel and the Company regarding the subject matter in dispute the position of Telinver is adequately supported. Thus, it is estimated that Telinver will be able to defend the matter successfully.

Based on the progress of the case as of the date of issuance of these financial statements and although the final outcome is subject to the uncertainties inherent to any pending court judgment, taking into account the sale contract´s payment terms and clauses dealing with contingencies, to date it is uncertain whether it is probable that the Company be granted the economic benefits related to the sale in connection with the contingency mentioned herein and, therefore, 49 million were deferred until the uncertainty described is resolved (see note 2.3.m)).

14.4.	OUTSTANDING BALANCES AND TRANSACTIONS WITH PARENT COMPANY AND RELATED COMPANIES

During the years ended December 31, 2005, 2004 and 2003, the following transactions were made with the indirect controlling shareholder of the Company and companies related to the parent in addition to that described in note 16.:

	December 31, 2005	December 31, 2004	December 31, 2003
	Income / (Loss)
Management Fee
Telefónica S.A. - Sucursal Argentina (TSA’s Branch)	(75)	(68)	(86)
Net income (expense) from goods and services
TMA	210	140	102
TDA S.A.	36	46	38
Telinver S.A.	14	15	11
Atento Argentina S.A. (“Atento”)	(16)	(20)	(11)
Telefónica Ingeniería de Seguridad S.A. (“TIS S.A.”)	(4)	(3)	(4)
Emergia Argentina S.A. (“Emergia”)	6	4	5
Telcel Venezuela (“Telcel”) (1)	6	—	—
C.P.T. Telefónica del Perú (“CPT”)	19	12	(1)
Compañía de Radiocomunicaciones Móviles S.A. (1)	41	—	—
Telefónica S.A. – Sucursal Argentina	(5)	(6)	(7)
Televisión Federal S.A. – TELEFE	(5)	(4)	(4)
Telefónica International Wholesale Services (“TIWS España”)	—	1	—
Telefónica International Wholesale Services América S.A.	1	1	2
Telefónica Investigación y Desarrollo S.A. (“TID S.A.”)	—	(1)	(2)
TSA	7	—	(2)
CTC Mundo S.A. (“CTC”)	(4)	—	(2)
Telefónica Gestión de Servicios Compartidos S.A. (“T-Gestiona S.A.”)	2	1	—
Terra Networks Argentina S.A. (“Terra S.A.”)	(1)	(1)	(1)
Pléyade S.A.	—	1	1

	December 31, 2005	December 31, 2004	December 31, 2003
	Income / (Loss)
Telecomunicaciones de San Pablo S.A. (“Telesp”)	3	1	1
Atlántida Comunicaciones S.A. (“ATCO”)	1	—	—
Telefónica Servicios Audiovisuales	1	—	—
Telefónica Procesos y Tecnología de la Información	—	—	(3)
Telefónica Data USA	—	—	(1)
Adquira Argentina S.A.	—	—	(2)
Communication Technologies Inc. (“CTI USA”) (3)	(1)	(1)	—

	311	186	120
Net loss on financial charges
TISA	(12)	(85)	(198)
TPI (2)	1	—	—
Telinver S.A.	5	—	—

	(6)	(85)	(198)
Sales of good and services
Telinver S.A.	(1)	—	—

	(1)	—	—
Purchases of good and services
TDA S.A.	7	7	7
Telefónica Soluciones S.A.	—	16	—
TIS S.A.	1	1	—

	8	24	7

(1)	Company incorporated to the group in 2005.

(2)	See note 16.

(3)	Company belonging to the group until August 2005.

Balances of Telefónica with the Operator (TSA) and other COINTEL shareholders and related companies as of December 31, 2005 and 2004 are:

	December 31, 2005	December 31, 2004
ASSETS
Trade receivables
TMA	6	—
Telcel (3)	3	—
CTI USA (4)	—	7
T-Gestiona S.A.	4	5
TIWS España	1	1
TSA	6	—
Telinver S.A.	3	11
ATCO	3	—
Telesp	1	—
Emergia	4	—
CPT	3	9
Other	1	—

Total Trade receivables	35	33
Other receivables
TDA S.A.	9	18
Telinver S.A.	34	—
Telefónica Media Argentina S.A.	2	2
TISA	1	1
TPI	193	—
TPII	10	—
Atento	3	—
Other	1	—

Total Other receivables	253	21

TOTAL ASSETS	288	54

LIABILITIES
Trade payables
TSA	—	2
Telefónica S.A. – Sucursal Argentina (1)	80	70
CTC	8	3
Emergia	62	65
Compañía de Radiocomunicaciones Móviles S.A. (3)	16	—
Telefónica Servicios Audiovisuales	1	1
Televisión Federal S.A. – TELEFE	2	1
TIS S.A.	1	1
TMA	—	1
Telefónica DATA USA	—	1

Telefónica Soluciones S.A.	—	16
TID S.A.	4	4
Atento	3	—

Total Trade payables	177	165
Bank and financial payables
TISA (2)	38	478

Total Bank and financial payables	38	478
Other payables
TSA	10	11
Telefónica S.A. - Sucursal Argentina	1	2

Total Other payables	11	13

TOTAL LIABILITIES	226	656

(1) Corresponding to liabilities related to management fee. (2) See note 12. (3) Company incorporated to the group in 2005. (4) Company belonging to the group until August 2005.

15.	RULES GOVERNING THE PROVISION OF BASIC TELEPHONE AND OTHER SERVICES

As from March 1992 and in compliance with its specific functions, the CNC, formerly known as National Telecommunications Commission (“CNT”), and the S.C. have regulated certain aspects related to the basic and international telephone services such as the procedure to make claims, contracting, billing and service quality, some of which have been the object of appeals by the Company.

In the context of the transition to competition in telecommunications, the PEN has issued the Decree No. 764/00 which repealed, among others, Resolutions No. 18,971/99 and No. 16,200/99 and approved the Universal Service Regulations to promote the access to telecommunications services by customers either located in high-cost access or maintenance areas, or with physical limitations or special social needs. Such Regulation effective from January 1, 2001, establishes that the deficit for the provision of these services by the Company will be through a “Universal Service Fund”, to be financed by all telecommunications providers (including the Company) through the payment of 1% of total revenues for telecommunications services net of any applicable tax and automatic deductions provided by the related regulation. As of the date of these financial statements, the S.C. has not yet ruled on the mechanism by which the Company should recover the cost incurred for rendering these services (see note 2.3.b).

The supply of telecommunications services is governed by the regulations that the National Legislative Power and the agencies under the PEN regulating such activities are empowered to issue. In addition, the Company is subject to the rules and regulations inherent to any business conducted at the National, Provincial and Municipal level according to the respective rules and regulations in each jurisdiction. In particular, telecommunications services are regulated by the S.C. and are supervised by the CNC subject to the involvement, in certain cases, of the National Commission for the Defense of Competition and the Under Secretary of Consumers’ Protection. The S.C. establishes the legal framework and the policies applicable. The CNC applies the legal framework and the policies and supervises the telecommunications industry. The National Commission for the Defense of Competition enforces and supervises the regulations related to competition issues and the Under Secretary of Consumers’ Protection applies and supervises regulations related to consumer protection.

Regulations governing the supply of telecommunications services enacted by the National Legislative Power as laws are enacted after the following process: submission of a bill, study and/or modification of such bill by the applicable legislative commissions, a favorable vote by both Houses of the National Congress and enactment of the bill into a law if no veto has been issued by the PEN. At present there are various legislative initiatives of proposed legislation, including:

•	bills aimed at regulating all public utilities, based on the definition of utilities proposed (which includes the activities subject to regulation carried out by the Company) and establishing the manner in which concessions are granted as well as the possibility of revoking such concessions, imposing regulations in the area of tariffs such as, for instance, the prohibition of automatic tariff adjustment, imposing an obligation to make investments as a condition to maintain the concession granted,

•	legislative bills aimed at regulating the utilities’ ability to discontinue the supply of services to customers in arrears,

•	legislative bills aimed at establishing new municipal taxes, among others.

One of the legislative bills aimed at establishing a National Regime of Utilities (the “Bill”), includes provisions related to the service delivered by private suppliers, always through concessions, licensing agreements or permits for specific terms and establishes that the assets assigned to the supply of the service must be transferred to the State upon the expiration of such term. At present, the Company renders its service under a perpetual license and has title to the assets assigned to the supply of the service.

Pursuant to the Memorandum of Understanding 2006 (see note 2.4.), the PEN has undertaken to make efforts to establish in the future a stable legal framework allowing to regulate the activities in the sector. To that end, it shall send a bill of proposed legislation to the Legislative Power which shall include the following minimum contents:

•	Assurance of a stable and effective regulatory framework applicable to the industry;

•	Maintenance and assurance of legal stability for the benefit of service development;

•	Strengthening of the Nation’s common welfare;

•	Assurance of adequate service supply;

•	Assurance of effective protection for the rights of users and consumers;

•	Incentives to the involvement of the private sector in telecommunications;

•	Promotion of a sustainable technological evolution in the sector with a view to fixed and wireless connectivity;

•	Development of the Argentine telecommunications industry;

•	Promotion of job creation;

•	Promotion of investment commitments that guarantee sustainable development in telecommunications infrastructures based on respect for the principle of technological freedom and;

•	Establishment of an equal treatment for all providers.

The Company is unable to foresee if, in the future, the legislative bills or other regulation to be proposed will be enacted into laws or if they will become part of the regulatory framework that governs the Company’s activities. Nor can the Company foresee if the original version of the proposals mentioned and/or future projects shall be amended or not, or if there will be amendments that may have a lesser or greater impact on the conditions and the framework in which the Company currently operates.

The financial statements consider the effects derived, and foreseen by Management from the regulations enacted as of the date of issuance of these financial statements. The effects of any new regulation that may be issued will be considered when they effectively come into force and become a part of the regulatory framework applicable to the Company’s activities.

16.	SALE OF THE COMPANY’S EQUITY INTEREST IN TELINVER S.A.

Capitalization of loans

As of December 31, 2004, Telinver S.A.’s current liabilities in foreign currency exceeded its current assets in foreign currency by approximately US$ 36.5 million, and, additionally, total liabilities exceeded total assets, thus, as of that date there was negative shareholders’ equity for 36 million.

On January 3, 2005, Telinver S.A. assigned to Telefónica, pursuant to three assignment agreements, an amount of US$ 39 million corresponding to Telinver S.A.’s total indebtedness to TISA, which in turn tendered its express consent to the assignments. In addition, pursuant to the agreements referred, Telefónica and TISA agreed to renegotiate the interest rate imposed on the indebtedness assigned. In consideration for the assignment, Telinver S.A. subscribed two loan agreements in Argentine Pesos for an amount of approximately 71 million and 45 million, respectively.

Subsequently, on February 14, 2005, Telinver S.A.’s Ordinary Shareholders’ Meeting approved a capital increase of 71,519,163. The Company subscribed this increase through the capitalization of the first loan agreement mentioned in the previous paragraph. The remaining debt of 45 million as of the date of the capitalization mentioned in the above paragraph is to be repaid by Telinver S.A. in 8 semi-annually installments and at an 11% annual nominal interest.

Disposal of Company’s interest in Telinver S.A.

On November 11, 2005, the Company sold 100% of its shares in Telinver S.A. and other related assets to TPI and TPII, which acquired 95% and 5% of the shares, respectively, Spanish companies members of the Telefónica Group and Companies affiliates. The transaction was approved by the Company’s Audit Committee prior to the discussion thereof by the Board of Directors. The Audit Committee concluded that the transaction, the conditions of which are summarized below, may be fairly considered as meeting the normal and usual market conditions:

Price: US$ 74 million (value of assets), from which the financial debt (net of treasury) and allowances are deducted for approximately US$ 7.5 million.

Term: the purchase price will be paid by TPI Group over a term of 2 years and 6 months as from the date of execution, plus an interest rate equivalent to 5.03% per annum. This payment is secured by two promissory notes issued by TPI and TPII.

Guarantees: the Company has granted the guarantees customary in these kinds of purchase and sale agreements (see note 14.3.)

Other contracts: before the sale of the shares, the Company and Telinver S.A. signed new agreements for the edition, publication, distribution and exploitation of the telephone directories and the provision of billing services on account and behalf of other parties. Both agreements have been implemented on the basis of the following conditions:

•	Edition Agreement: the Company has entrusted Telinver S.A. with the edition, publication, distribution and advertising exploitation of the telephone directories. Under this agreement, the Company will receive compensation for the net revenues derived from advertising exploitation of the telephone directories and shall continue to be liable for the costs of the directories’ white-page section.

•	Billing agreement on account and behalf of other parties: the Company will bill and collect on account and behalf of Telinver S.A. the sale of advertising space to the Company’s customers.

The Company has recorded income from this transaction for 109 million disclosed in the Income statement under “Income/(loss) from discontinued operations”.

As a result of this disposal, the Company has discontinued operations in the advertising exploitation business segment, as the Company continues only with the telecommunications segment. The following table illustrates the financial position, as of October 31, 2005 and December 31, 2004 and the net result and cash flows for the ten-month period ended October 31, 2005 and for the fiscal years ended December 31, 2004 and 2003, in connection with the discontinued operations:

a)	Balance sheet from discontinued operations:

	Oct-05		Dec-04
Current assets	85		90
Noncurrent assets	30		33

Total assets	115		123
Current liabilities	58		159
Noncurrent liabilities	28		—

Total liabilities	86		159
Shareholders´ equity	29	(1)	(36	)(1)

Total liabilities and shareholders´equity	115		123

(1)	Includes gain/loss from intercompany transactions.

b)	Net results from discontinued operations:

	Oct-05		Dec-04		Dec-03
Net revenues	32		81		68
Cost of services provided	(15)		(47)		(42)
Administrative expenses	(10)		(13)		(13)
Selling expenses	(8)		(7)		(5)
Other expenses, net	1		(7)		(3)
Holding and financial income on assets	1		2		1
Holding and financial (loss)/income on liabilities	(6)		(16)		5

Net (loss)/income before income tax for the period/fiscal year	(5	)(1)	(7	)(1)	11

(1)	Includes gain/loss from intercompany transactions.

As of December 31, 2005, 2004 and 2003, the effect in the Company’s statements of operations amounts to (6) million, (3) million and 11 million, respectively.

c)	Cash flows from discontinued operations:

	Oct-05	Dec-04	Dec-03
Cash and cash equivalents at beginning of year	18	14	21
Cash and cash equivalents at end of period/fiscal year	22	18	14

Increase / (Decrease) in cash and cash equivalents	4	4	(7)
Total net cash flows provided by operating activities	14	17	10

Total net cash flows used in financing activities	(9)	(12)	(17)

Total net cash flows used in investing activities	(1)	(1)	—

Increase / (Decrease) in cash and cash equivalents	4	4	(7)

17.	RESTRICTED ASSETS

Pledged shares of Intelsat

Under the agreement signed between the Company and Intelsat U.K., a company registered under the laws of England, the common shares held by the Company in Intelsat had been pledged as collateral for the payment of the obligations arising in relation to segment capacity utilized. In October 2004, the Shareholders’ Meeting of Intelsat Ltd. decided to sell 100% of its stock capital to “Zeus Holding Limited”, which came to an end on January 28, 2005. In consideration for this sale, the shareholders received, shortly after the transaction, US$ 18.75 per share. The Company recognized the effects of the sale of Intelsat in 2005, which did not have a significant impact on the Company’s results.

As of the date of issuance of these financial statements, the Company exchanged the guarantee of the pledge agreement mentioned above, for a guarantee in cash for an amount of US$ 0.66 million, which has been recorded under the caption Other receivables.

18.	INCENTIVE PLAN FOR EXECUTIVES WITH PAYMENT IN CASH

On August 8, 2005 the Company’s Board approved an Incentives Program to be paid to Executive officers in cash (the “Program”), designed by TSA at a global level and consisting in an incentive in cash payable at the end of the Program. The Program, which shall be in force from January 1, 2005 through December 31, 2007, provides the definitions and basis to select the executives who will participate, based on the criteria of contribution, strategic importance and personal performance.

The Company recognizes its obligation associated with the execution of the program in accordance with the straight line method over its term of duration, based on estimations on the level of achievement of the objectives set in the Program (see note 3.1.h)).

19.	DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND U.S. GAAP

a) Accounting principles followed by the Company

The accompanying financial statements have been prepared in accordance with Argentine GAAP (except for the matter mentioned in note 2.1.), which differ from generally accepted accounting principles of the United States of America (“U.S. GAAP”).

Differences between generally accepted accounting principles followed by the Company (see note 2.3.) and U.S. GAAP and their effect on net income /(loss) and on shareholders’ equity are set forth in b) and c) below.

b) Description of differences between Argentine and U.S. GAAP.

1.	Restatement of financial statements for general price-level changes

According to currently effective Argentine GAAP, inflation adjustment mechanism is to be applied if certain conditions, to be assessed by the CPCECABA, are met.

In August 1995, according to the then effective requirements of Argentine GAAP, the method of restatement of amounts into constant pesos was discontinued, due to the low levels of inflation at that time. However, from January 2002 to February 28, 2003, the increase in the consumer price index and in the wholesale price index was 43.6% and 119.7%, respectively, and therefore, inflation accounting was reinstated under Argentine GAAP as from January 1, 2002 (see note 2.1.). Also, under Argentine GAAP, the period August 1995 through December 2001 is considered to be a “stability period”, because of the low level of increase in general prices during that period. Accordingly, the financial statements have not been restated for the effects of inflation during such period.

As described in note 2.1., in 2002 the PEN repealed the provisions related to inflation adjustments; therefore, the CNV under Resolution N° 441/03 set forth that as from March 31, 2003, the restatement of financial statements in constant currency should be discontinued. The Company has followed the provisions of the CNV and prepared the financial statements recognizing the effects of inflation until February 28, 2003 (see note 2.1.). In December 2003, the CPCECABA discontinued the application of the restatement for inflation as from October 2003. The effect on net income and shareholders’ equity for the fiscal year ended December 31, 2003 as if restatement of inflation had been applied for the period March through September 30, 2003 is included in note 2.1. As of December 31, 2005 and 2004 and for the fiscal years then ended, this effect is not significant.

In accordance with generally accepted accounting principles applied by the Telefónica Group for purposes of the group’s consolidated financial statements, Argentina did not meet the definition of a highly inflationary economy in 2002 and 2003. Therefore, TSA incorporates, for consolidation purposes, the Company’s balances without computing any inflation adjustment for the inflation experienced during 2002 and 2003. Consistent with the Company’s ultimate parent company’s policies, and for U.S. GAAP reconciliation, the Company has elected not to use the alternative of maintaining the 2002 and 2003 inflation adjustment that the Securities and Exchange Commission provides for countries such as Argentina where local GAAP requires price-level adjustments. Therefore, the Company has included in its U.S. GAAP reconciliation an adjustment eliminating the effects of the restatement for inflation computed in the accompanying financial statements filed with the CNV for inflation during the fiscal year ended December 31, 2002 and for the period January – February 2003 (see c).

2.	Capitalized interest

Under Argentine GAAP, interest expense incurred on liabilities specifically identifiable to construction in progress is capitalized. For the portion of construction in progress not financed by specific liabilities, the Company assumes such expenditures are financed by any remaining liabilities (both interest and non-interest bearing) and shareholders’ equity.

Under U.S. GAAP, interest expense incurred on liabilities specifically identifiable to construction in progress is capitalized. For the portion of construction in progress not financed by specific liabilities, the capitalization rate applied to such excess is the weighted average of the rates applicable to other borrowings of the Company (see c).

3.	Inventories

Under Argentine GAAP, inventories are stated at the lower of either replacement/reproduction cost or estimated realizable value. Under U.S. GAAP, inventories are stated at the lower of cost or market. The Company determines cost principally on an average cost basis. This effect is not significant (see c).

4.	Income tax and tax on minimum presumed income

Under Argentine GAAP, the Company records income tax by application of the deferred method, in accordance with the provisions of RT No. 17, as described in note 2.3.k).

Deferred tax assets result from the temporary differences arising from allowances, accruals and financial charges that are not yet deductible for tax purposes and mainly from tax loss carryforwards of previous fiscal years. Deferred tax liabilities result mainly from temporary differences between the carrying amount restated as described in note 2.1., and the value for tax purposes of fixed assets, due to different depreciation criteria and to the treatment of capitalized interest.

Under U.S. GAAP, the Company records income taxes using the method required by Statement of Financial Accounting Standards (“SFAS”) No. 109 “Accounting for Income Taxes”. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts under US GAAP of existing assets and liabilities and their respective tax bases. SFAS 109 requires companies to record a valuation allowance for that component of net deferred tax assets, including tax credits arising from minimum presumed income tax (together “tax assets”), which does not meet the “more likely than not” criterion for realization, based on the assessment of evidence established in US GAAP rules. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date (see c).

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

As of December 31, 2005, based on the information and projections available as of that date and considering the reversal of deferred tax assets and liabilities and the status of the variables affecting the future taxable income, including the effect of the 2005 renegotiation of the Argentine Government debt, the changes in the tax loss carryforwards amounts for the last three years, the stability of the foreign exchange rate, the projected inflation for the coming two years, and the reduction in foreign currency debt, the Company currently estimates that the deferred tax assets as of December 31, 2005 will probably be recovered. The effect of the reversal during 2005 of the allowance that had been recorded until December 31, 2004, was included in the Income Tax line in the statement of operations as of December 31, 2005.

Under Argentine GAAP, the main difference corresponds to the recognition of a deferred tax liability as a result of the temporary difference caused by inflation accounting applied on non monetary assets and liabilities. Under U.S. GAAP this temporary difference does not exist (see point b.1. of this note).

The reserve under US GAAP as of 2004 had been partially reversed, with charge to the Income Tax line in the US GAAP statement of operations as of that date, as a result of the greater certainty in the operating and economic environment prevailing during that year. In 2004, the portion of the reserve that was reversed related to the tax credit of minimum presumed income tax, which has a statue of limitation for its use of 10 years, while such period for Income tax carryforwards is 5 years. The potential consequences of that environment and conditions during 2003 had caused management to be of the opinion that as of that year-end, there was uncertainty about whether the company would be able to continue as a going-concern due to its financial and operating conditions as of that date.

5.	Regulation

Telefónica provides telephone services in Argentina and therefore is subject to regulatory control. Rates for services are tariff regulated. Although changes in rates for services are to be authorized and computed based on applicable regulations (see note 9.), there is no fixed rate of return. Accordingly, the requirements of U.S. GAAP related to a business whose rates are regulated on the basis of its actual costs are not applicable to these financial statements.

6.	Comprehensive Income

The Company has not reported separately comprehensive income because there are no material differences between its net income and comprehensive income as defined by SFAS 130.

7.	Revenue Recognition

For U.S. GAAP, SEC Staff Accounting Bulletin (SAB) 104 “Revenue recognition”, which supersedes SAB 101 “Revenue recognition in Financial Statements”, requires the following adjustment with respect to the treatment under Argentine GAAP: i) installation revenues are not included in income of the period when the installation takes place but are deferred and amortized during the period representing the possible duration of the relationship with the customer, and ii) related costs are not charged to expense at installation but capitalized and depreciated in a similar period (see c).

Revenue Arrangements with Multiple Deliverables

EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. Specifically, this Issue addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. In applying this Issue, separate contracts with the same entity or related parties that are entered into at or near the same time are presumed to have been negotiated as a package and should, therefore, be evaluated as a single arrangement in considering whether there are one or more units of accounting. That presumption may be overcome if there is sufficient evidence to the contrary. This Issue also addresses how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. The guidance in this Issue is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The effect of this issue is not significant for the Company.

8.	Debt Refinancing Costs

Under Argentine GAAP, material costs associated with the issuance of debt are deferred and charged to expense on a straight-line basis during the duration of the loan considering outstanding principal balances in the case of partially settled or restructured debt. However, U.S. GAAP EITF 96-19 specifies (see note 11.) that if new debt is issued in exchange for old debt, and the new debt is not deemed to have substantially different terms than the old debt, any costs incurred with third parties directly related to the exchange are expensed as incurred, and SFAS 15 specifies that if new debt is issued in exchange for old debt in a “troubled debt restructuring”, any costs incurred with third parties directly related to the exchange are expensed as incurred and expenses related to outstanding principal balances are charged to expenses based on new terms of debt (see c).

9.	Capitalized exchange difference

Under Argentine GAAP, when construction of work in progress extends over time, its value includes the cost of financing (interest and foreign exchange difference) the investment by third parties during the construction period until such time as the asset is ready to be used for an economic purpose.

Under US GAAP, foreign exchange differences are expensed as incurred (see c).

10.	Accounting measurement of certain receivables and payables at their discounted value

Under Argentine GAAP certain assets and liabilities are to be measured in currency based on the calculation of their discounted value. Minimum presumed income tax credits have been valued following this criterion. Under U.S. GAAP tax credits are recorded at the amount effectively paid (see 4 above).

11.	Exchange offer transaction

As described in note 11., the Company exchanged new notes of the Company for outstanding COINTEL notes. Pursuant to an agreement with TISA, the COINTEL notes were simultaneously transferred to TISA in exchange for a reduction in the Company’s debt with TISA.

Under Argentine GAAP, the issuance of the new Company notes is to be recorded at the amount of money received and, if the transaction takes place between unrelated parties and the notes are non-interest bearing or the interest rate is much lower than applicable market rates, the notes are recorded at discounted value at market rates. Since, according to a pre-existing agreement, the new Company notes were to be transferred to, and accepted by TISA at face value for the settlement of an equivalent amount of the Company’s debt with TISA, and the new TASA notes were issued at the same interest rate as the COINTEL notes and such interest rate is not considered by the Company to be much lower than market, under Argentine GAAP, the amount for which the exchange of debt was accounted for was equal to face value.

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

12.	Accounting for certain investments in Debt

As described in notes 2.3.b) and 13., the Company held a bond with the Argentine Government (“Patriotic Bond”), that had been valued at its estimated recoverable value, recording an allowance for impairment as a result of the Argentine Government’s decision to suspend the tender system for offsetting purposes against taxes and to include that bond on the list of eligible bonds for sovereign debt restructuring.

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

In 2005, the Company accepted the sovereign debt-restructuring proposal made by the Argentine Government exchanging its holdings of Patriotic Bonds for US$ denominated Discount Bonds.

13.	Sale of the Company’s Equity interest in Telinver S.A.

As described in note 16., on November 11, 2005, the Company sold 100% of its shares in Telinver S.A. and other related assets to TPI and TPII, companies controlled by TSA. As a result of this disposal, the

Company has discontinued operations in the advertising exploitation business segment, as the Company continues only with the telecommunications segment.

Under Argentine GAAP, the Company has calculated the difference between the sales price and the book value of the shares transferred and: i) has deferred the recognition of 49 million amount, derived from the Company’s best estimate of possible evolution of the turnover tax claim against Telinver S.A. until the uncertainty resolution, taking into account the sale contract payment terms and clauses dealing with contingencies, and ii) has recognized the gain as realized income from the transaction.

Under U.S. GAAP, the transferor should not recognize gains on sales and other transfers of assets between related parties under common control. Consequently, the Company has recorded this transaction at book value, accounting for the difference between the sales price and the book value of the shares transferred (amounting to 100 million) as a capital contribution to the Company under U.S. GAAP (see c).

14.	Consolidation of Variable Interest Entities

In December 2003, the FASB issued a revision (“FIN 46R”) to Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (the “Interpretation”). FIN 46R clarifies the application of ARB No. 51 “Consolidated Financial Statements”, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN 46R requires the consolidation of those entities, known as variable interest, entities (“VIEs”), by the primary beneficiary of the VIEs. The primary beneficiary is the entity, if any, that will absorb a majority of the VIE’s expected losses, receives a majority of the VIE’s residual returns, or both.

Among other changes, the revisions of FIN 46R (a) clarified some requirements of the original FIN 46, which was issued in January 2003, (b) eased some implementation problems, and (c) added new scope exceptions. FIN 46R deferred the effective date of the Interpretation for public companies, to the end of the first reporting period ending after March 15, 2004, except that all public companies must at a minimum apply the provisions of the Interpretation to entities that were previously considered “special – purpose entities” under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ended after December 15, 2003. The Company does not currently have any interests that it believes fall within the scope of FIN 46R.

15.	Accounting for Conditional Asset Retirement Obligations

On March 30, 2005, FASB Interpretation (FIN) No. 47, Accounting for Conditional Asset Retirement Obligations—An Interpretation of FASB Statement No. 143, was issued. The FASB issued FIN 47 to address diverse accounting practices that developed with respect to the timing of liability recognition for legal obligations associated with the retirement of a tangible long-lived asset when the timing and (or) method of settlement of the obligation are conditional on a future event. An entity is required to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. Since Argentine GAAP did not provide detail guidance in this matter, the Company has applied the provisions of FASB Statement No. 143 (see note 2.3.g)). Application of FIN 47 did not have a significant effect on the Company’s obligation.

16.	Exchanges of nonmonetary assets

In December 2004, the FASB issued Statement 153 “Exchanges of nonmonetary assets”, that replaces the exception from fair value measurement in APB Opinion No. 29 “Accounting for Nonmonetary Transactions”, for nonmonetary exchanges of similar productive assets with a general exception from fair value measurement for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. In the opinion of the Company’s Management the adoption of this rule is not expected to have an impact on net income and shareholders’ equity.

17.	New accounting pronouncements (U.S. GAAP)

i)	Accounting Changes and Error Corrections

The FASB has issued FASB Statement No. 154, Accounting Changes and Error Corrections. This new standard replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and represents another step in the FASB’s goal to converge its standards with those issued by the IASB. Among other changes, Statement 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. Statement 154 also provides that (1) a change in method of depreciating or amortizing a long-lived nonfinancial asset be accounted for as a change in estimate (prospectively) that was effected by a change in accounting principle, and (2) correction of errors in previously issued financial statements should be termed a “restatement.” The new standard is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. Early adoption of this standard is permitted for accounting changes and correction of errors made in fiscal years beginning after June 1, 2005.

ii)	The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments

On November 3, 2005, the FASB issued Financial Staff Position (“FSP”) FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” which nullifies certain requirements of Emerging Issues Task Force (“EITF”) Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” and supersedes EITF Abstracts Topic No. D-44, “Recognition of Other-Than-Temporary Impairment Upon the Planned Sale of a Security Whose Cost Exceeds Fair Value.” The guidance in this FSP will be applied to reporting periods beginning after December 15, 2005. Early application is permitted. The Company does not expect that the adoption of this guidance will have a material effect on its financial position, results of operations or cash flows.

iii)	Accounting for Certain Hybrid Financial Instruments

In February 2006, the FASB issued SFAS 155, “Accounting for Certain Hybrid Financial Instrument—an amendment of FASB Statements No. 133 and 140.” The new statement: a) permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation; b) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133. “Accounting for Derivative Instruments and Hedging Activities”; c) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation; d) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and e) amends SFAS 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. The Company does not expect that the adoption of this statement will have a material effect on its financial position, results of operations or cash flow.

iv)	Accounting for Servicing of Financial Assets

The FASB has issued SFAS 156 “Accounting for Servicing of Financial Assets”, which amends SFAS 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. SFAS 156 permits an entity to choose between two measurement methods (amortization method and fair value measurement method) for each class of separately recognized servicing assets and servicing liabilities. SFAS 156 is effective as of the beginning of an entity’s first fiscal year that begins after September 15, 2006. However, earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements for any interim period of that fiscal year. The Company is analyzing the effects of this Statement.

c) The following is a summary of the adjustments to net income/(loss) and shareholders’ equity that would have been required had U.S. GAAP been applied instead of Argentine GAAP in the accompanying financial statements (amounts expressed in million of Argentine pesos):

	Dec-31-05	Dec-31-04	Dec-31-03
Net income / (loss) according to financial statements, Argentine GAAP in constant pesos	767	(8)	409
U.S. GAAP adjustments
Increase (decrease) due to:
Reversal of inflation restatement and monetary results from continuing operations (see b.1)	503	592	651
Capitalized interest (a) (b) (see b.2)	(1)	(1)	(1)
Deferred revenues (see b.7)	8	9	22
Deferred income tax (c) (see b.4)	359	85	(35)
Debt refinancing costs (see b.8)	5	6	(4)
Capitalized exchange differences (see b.9)	1	2	2
Settlement of related-party debt (see b.11)	(10)	(10)	(5)
Reversal of Recovery of Impairment of Patriotic Bond (see b.12)	4	(4)	—
Discounted value of assets (see b.10)	6	3	—
Capital contribution (see b.13)	(100)	—	—
Other (d) (see b.3)	—	—	1

	Dec-31-05	Dec-31-04	Dec-31-03
Reversal of inflation restatement and monetary results from discontinued operations (see b.1)	11	3	3

Net income in accordance with U.S. GAAP	1,553	677	1,043

	Dec-31-05		Dec-31-04
Shareholders’ equity, according to financial statements, Argentine GAAP in constant pesos	2,955		2,188
U.S. GAAP adjustments
Increase (decrease) due to:
Reversal of inflation restatement and monetary results from continuing operations (see b.1): —Fixed assets —Intangible assets —Trade payables	(2,756 (14 35	) )	(3,258 (17 37	) )
Capitalized interest (a) (b) (see b.2)	2		3
Deferred income tax and tax credits allowances (see b.4)	941		582
Deferred Revenues (see b.7)	(6)		(14)
Capitalized exchange differences (see b.9)	(7)		(8)
Debt refinancing costs (see b.8)	(6)		(11)
Settlement of related-party debt (see b.11)	66		76
Reversal of Recovery of Impairment of Patriotic Bond (see b.12)	—		(4)
Discounted value of assets (see b.4 and 10)	9		3
Other (d) (see b.3)	1		1
Reversal of inflation restatement and monetary results from discontinued operations (see b.1)	—		(11)

Shareholders’ equity in accordance with U.S. GAAP	1,220		(433)

(a)	In the fiscal years ended December 31, 2005, 2004 and 2003 there was no additional gross interest capitalized for U.S. GAAP purposes.

(b)	As of December 31, 2005 and 2004, the original value of the adjustment amounts to 33 and accumulated depreciation amounts to 31 and 30, respectively.

(c)	Deferred income tax adjustment according to U.S. GAAP:

	Dec-31-05	Dec-31-04	Dec-31-03
U.S. GAAP adjustments to income:
Capitalized interest	—	—	(1)
Deferred revenues	(3)	(3)	(8)
Debt refinancing costs	(2)	(2)	1
Capitalized exchange differences	—	(2)	(1)
Settlement of related-party debt	4	4	2
Reversal of Recovery of Impairment of Patriotic Bond	(1)	1	—
Discounted value of assets	(2)	—	—
Reversal of valuation allowance/valuation allowance net of the reversal deferred tax liability on asset revaluation (e)	363	87	(27)
Other	—	—	(1)

Total deferred income tax expense/(income)	359	85	(35)

(d)	Other includes mainly: i) the adjustment for inventories amounting to a loss of less than 1 million (see b.3), and ii) certain other adjustments which either individually or in the aggregate do not exceed 1 million.

(e)	See note b.4.

	Dec-31-05	Dec-31-04	Dec-31-03
Earnings / (Losses) per share (1):
Under Argentine GAAP:
From continuing operations, in constant pesos (2)	0.380	(0.003)	0.228
From discontinued operations, in constant pesos (2)	0.059	(0.002)	0.006

Amounts per financial statements in accordance with Argentine GAAP, in constant pesos (2)	0.439	(0.005)	0.234
Under U.S. GAAP
From continuing operations	0.881	0.387	0.589
From discontinued operations	0.008	0.001	0.008

Net earning per share	0.889	0.388	0.597
Earnings / (Losses) per ADS (1):
Under Argentine GAAP:
From continuing operations, in constant pesos (2)	3.803	(0.029)	2.279
From discontinued operations, in constant pesos (2)	0.590	(0.017)	0.063

Amounts per financial statements in accordance with Argentine GAAP, in constant pesos (2)	4.393	(0.046)	2.342
Under U.S.GAAP (2):
Net earning per ADS from continuing operations	8.814	3.872	5.893
Net earning per ADS from discontinued operations	0.078	0.006	0.080

Net earning per ADS	8.892	3.878	5.973

Weighted average number of shares outstanding	1,746,052,429	1,746,052,429	1,746,052,429

(1)	Diluted earnings per share and ADS is the same as earnings per share, as there are no outstanding options to purchase shares. One ADS represents ten shares.

(2)	Amounts expressed in Argentine pesos.

d)	Other significant U.S. GAAP disclosure requirements.

The following represent additional financial statements disclosures required under U.S. GAAP.

1)	Deferred income tax:

The following table presents the components of the Company’s deferred tax balance from continuing operations (based on a U.S. GAAP balance sheet).

	Dec-31-05	Dec-31-04
Deferred tax assets:
Allowance for doubtful accounts	40	45
Contingencies and other nondeductible accruals and reserves	166	152
Income tax loss carryforward and tax credits	747	967
Deferred revenues	44	5
Debt refinancing costs	2	4
Foreign exchange loss deductible in future years	53	106
Reversal of Recovery of Impairment of Patriotic Bond	—	1
Derivative instruments	3	6

	1,055	1,286

Valuation allowance	—	(1,013)

	1,055	273

	Dec-31-05	Dec-31-04
Deferred tax liabilities:
Differences between tax and book basis of assets	146	103
Capitalized interest	1	1
Dismissal accrual for tax purposes	14	14
Settlement of related party debt	23	27
Other	5	5

	189	150

Net deferred taxes from continuing operations (1)	866	123

(1)	As of December 31, 2005 the net current tax assets amount to 367 million and the net non-current tax assets amount to 499 million. As of December 31, 2004 the net current tax assets amount to nil and the net non-current tax assets amount to 123 million.

	Dec-31-05		Dec-31-04		Dec-31-03
Income tax benefit from continuing operations at the statutory income tax rate in accordance with U.S.GAAP	282		207		372
Permanent differences:
Loss on equity investments	—		—		1
Reversal of allowance for deferred tax assets	(1,013	) (a)	(296	) (a)	(355	) (a)
Non taxable earnings/Non deductible expenses	(3)		4		17

Income tax (benefit) expense	(734)		(85)		35

(a)	Net of increases and reversals of valuation allowance.

2)	Loans to directors and employees:

Loans to the Company’s directors and employees were as follows:

	Dec-31-05	Dec-31-04
Balance in Argentine pesos	2	1

There were no loans to individuals in excess of US$ 100,000.

3)	Disclosures about fair value of financial instruments:

U.S. GAAP requires disclosure of the estimated fair value of Company’s financial instruments (see notes 2.3.b and 2.3.j for disclosure of fair value of financial instruments). The following methods and assumptions were used to estimate the fair value of each class of financial instruments.

The carrying amounts of cash, cash equivalents, marketable securities and current receivables and payables are considered to approximate fair value due to their short maturity.

The fair value estimated by the Company of other instruments are as follows:

	Dec-31-05	Dec-31-04
Negotiable obligations (quoted prices)	2,627	2,758
Negotiable obligations (carrying amounts)	2,493	2,597

The carrying amounts of financial instruments and bank and financial debt other than negotiable obligations are considered to approximate to its fair value.

4)	Operating Leases

The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2005:

Year ending December 31:	2005
2006	18
2007	14
2008	8
2009	1
2010	1
Later years	2

Total minimum payments required	44

e)	Balance sheet under U.S. GAAP. Condensed balance sheets determined under U.S. GAAP as of December 31, 2005 and 2004 are presented as follows:

Balance Sheet under U.S. GAAP	Dec-31-05	Dec-31-04
Cash	22	14
Investments	341	243
Trade receivables	395	273
Other receivables	431	79
Inventories	3	5
Other assets	3	3

Current assets	1,195	617
Trade receivables	1	3
Other receivables	731	151
Investments	1	1
Fixed assets	3,267	3,435
Intangible assets	27	31

Non current assets	4,027	3,621
Assets from discontinued operations	18	98
Total assets	5,240	4,336

Balance Sheet under U.S. GAAP	Dec-31-05	Dec-31-04
Trade payables	540	452
Bank and financial payables	519	1,092
Payroll and social security taxes payables	89	78
Taxes payable	126	91
Other payables	56	59
Reserves	100	—

Current liabilities	1,430	1,772
Trade payables	114	116
Bank and financial payables	2,175	2,424
Payroll and social security taxes payable	13	16
Other payables	36	29
Reserves	203	267

Non current liabilities	2,541	2,852
Liabilities from discontinued operations	49	145
Total liabilities	4,020	4,769

Shareholders’ equity	1,220	(433)

Total liabilities and shareholders’ equity	5,240	4,336

f)	Statement of operations under U.S. GAAP

Under U.S. GAAP, certain items included in Other expenses, net, would have been deducted from the line Operating Income.

Under U.S. GAAP, exchange differences generated by operating assets and liabilities are classified as operating income.

Under U.S. GAAP, turnover tax is exposed net in “Net Revenues”.

Condensed statements of operations determined under U.S. GAAP for the fiscal years ended 2005, 2004 and 2003 are presented as follows:

	Dec-31-05	Dec-31-04	Dec-31-03
Net revenues	3,281	2,997	2,718
Cost of services provided	(1,517)	(1,450)	(1,382)

Gross profit	1,896	1,547	1,336
Administrative expenses	(357)	(314)	(303)
Selling expenses	(294)	(192)	(156)
Exchange differences, net	2	4	13

Operating Income	1,115	1,045	890
Loss on equity investments	—	(1)	(2)
Financial income (loss) on assets	47	44	(57)
Financial (loss) income on liabilities	(357)	(497)	233

Income before income tax and minority interest from continuing operations	805	591	1,064
Income tax from continuing operations	734	85	(35)

Net income for the year from continuing operations	1,539	676	1,029
(Loss) / income from discontinued operations	(4)	(4)	14
Income tax from discontinued operations	18	5	—

Net income for the year	1,553	677	1,043

20.    Subsequent Events

-Absorption of negative unappropriated retained earnings

The Shareholders’ Meeting held on April 21, 2006 approved the absorption of the total 2,968 million loss recorded under unappropriated retained earnings by offsetting such balance against the whole balance of Reserve for future dividends: 1,626, the whole balance of Legal reserve: 416 and a part of the balance of comprehensive adjustment to capital stock for 926 million in accordance with the provisions of the CNV.

As a result of the above mentioned absorption, the Company will not be able to distribute dividends up and until a legal reserve is set up again for 416 million and a reserve is raised in relation to income for the year ended December 31, 2005 for 38 million in accordance with the provisions under section 70 of the Companies Law No. 19,550.

-Purchase and sale of TDA S.A.’s shares

In the framework of Grupo Telefónica’s internal reorganization process, on May 4, 2006, the Company’s Board of Directors approved the purchase and sale of shares that represent 97.98% of the capital stock and votes of TDA S.A., owned by Telefónica Datacorp S.A. (“Datacorp”), a company indirectly controlled by TSA. This transaction was approved by the Company’s Audit Committee, prior to its discussion by the Board of Directors. The Audit Committee considered that the transaction reasonably qualifies as having been agreed on terms that are usual and customary in the market.

The price fixed for the purchase and sale of shares shall be up to US$ 54 million (value of the assets), which shall be adjusted on the basis of the variations in the working capital between the effective date established in the agreement and the date on which the shares are transferred. The transaction shall be subject to compliance with certain conditions customary in this type of transaction, including the approval by the S.C.

At present, TDA S.A. is engaged in the supply of digital connectivity services (high-capacity data transmission and other value-added services), Internet access services for corporate customers and advisory and consultancy services, as well as the design, supply and management of telecommunications services and information technology.

21.	OTHER FINANCIAL STATEMENT INFORMATION

The following tables present additional financial statement disclosures required under Argentine GAAP:

a)	Fixed assets

b)	Intangible assets

c)	Investments in shares, securities issued in series and holdings in other companies

d)	Other investments

e)	Allowances and accruals

f)	Cost of goods sold

g)	Assets and liabilities in foreign currency

h)	Expenses incurred

a)	Fixed assets

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2005

(amounts stated in millions of Argentine Pesos, restated as described in note 2.1.)

	Original value
Main account	Amounts at beginning of year	Discontinued operations (3)	Amounts at beginning of year from continuing activities	Increases	Net Retirements	Transfers	Amounts at the end of year
Land	117	(4)	113	—	—	—	113
Buildings	1,740	(17)	1,723	—	—	2	1,725
Switching equipment	4,149	—	4,149	—	(11)	54	4,192
Transmission equipment	3,890	—	3,890	1	(1)	168	4,058
Network installation	7,559	—	7,559	—	—	29	7,588
Telephones, switchboards and booths	626	—	626	28	(5)	11	660
Furniture, software and office equipment	1,054	(31)	1,023	13	—	208	1,244
Automobiles	33	—	33	24	—	—	57
Work in process (1)	396	—	396	327	—	(413)	310
Materials (2)	87	—	87	73	(44)	(59)	57
Prepayments to vendors	12	—	12	7	—	—	19

Total	19,663	(52)	19,611	473	(61)	—	20,023

	Depreciation
Main account	Accumulated at beginning of year	Discontinued operations (3)	Amounts at beginning of year from continuing activities	Useful life (in years)	For the year	Retirements	Accumulated at the end of year	Net book value at the end of year
Land	—	—	—	—	—	—	—	113
Buildings	535	(10)	525	50	41	—	566	1,159
Switching equipment	3,557	—	3,557	10	205	(11)	3,751	441
Transmission equipment	2,770	—	2,770	10	277	(1)	3,046	1,012
Network installation	4,526	—	4,526	15	434	—	4,960	2,628
Telephones, switchboards and booths	621	—	621	5 –7	11	(5)	627	33
Furniture, software and office equipment	1,031	(30)	1,001	1 –5	88	—	1,089	155
Automobiles	27	—	27	5	7	—	34	23
Work in process	—	—	—	—	—	—	—	310
Materials (2)	—	—	—	—	—	—	—	57
Prepayments to vendors	—	—	—	—	—	—	—	19

Total	13,067	(40)	13,027		1,063	(17)	14,073	5,950

(1)	Capitalized interests in work in process amount to 11 million. See note 2.3.g).

(2)	Net of 21 million of obsolescence allowance.

(3)	See note 16.

a)	Fixed assets (Cont.)

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2004

(amounts stated in millions of Argentine Pesos, restated as described in note 2.1.)

	Original value
Main account	Amounts at beginning of year	Discontinued operations (3)	Amounts at beginning of year from continuing activities	Increases		Net Retirements	Transfers	Amounts at the end of year
Land	117	(4)	113	—		—	—	113
Buildings	1,740	(17)	1,723	—		—	—	1,723
Switching equipment	4,131	—	4,131	—		—	18	4,149
Transmission equipment	3,796	—	3,796	—		—	94	3,890
Network installation	7,543	—	7,543	—		(1)	17	7,559
Telephones, switchboards and booths	626	—	626	24		(32)	8	626
Furniture, software and office equipment	1,033	(31)	1,002	3		—	18	1,023
Automobiles	27	—	27	6		—	—	33
Work in process (1)	215	—	215	293		—	(112)	396
Materials	77	—	77	109	(2)	(56)	(43)	87
Prepayments to vendors	10	—	10	2		—	—	12

Total	19,315	(52)	19,263	437		(89)	—	19,611

	Depreciation
Main account	Accumulated at beginning of year	Discontinued operations (3)	Amounts at beginning of year from continuing activities	Useful life (in years)	For the year	Retirements	Accumulated at the end of year	Net book value at the end of year
Land	—	—	—	—	—	—	—	113
Buildings	495	(10)	485	50	40	—	525	1,198
Switching equipment	3,301	—	3,301	10	256	—	3,557	592
Transmission equipment	2,488	—	2,488	10	282	—	2,770	1,120
Network installation	4,091	—	4,091	15	436	(1)	4,526	3,033
Telephones, switchboards and booths	609	—	609	5	44	(32)	621	5
Furniture, software and office equipment	964	(29)	935	1 –3	66	—	1,001	22
Automobiles	25	—	25	5	2	—	27	6
Work in process	—	—	—	—	—	—	—	396
Materials	—	—	—	—	—	—	—	87
Prepayments to vendors	—	—	—	—	—	—	—	12

Total	11,973	(39)	11,934		1,126	(33)	13,027	6,584

(1)	Capitalized interests in work in process amount to 8 million. See note 2.3.g).

(2)	Includes 9 million corresponding to assets transferred from inventories.

(3)	See note 16.

a.	Fixed Assets (Cont.)

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2003

(amounts stated in millions of Argentine Pesos, restated as described in note 2.1.)

	Original value
Main account	Amounts at beginning of year	Discontinued operations (2)	Amounts at beginning of year from continuing activities	Increases	Net Retirements	Transfers	Amounts at the end of year
Land	117	(4)	113	—	—	—	113
Buildings	1,738	(17)	1,721	—	(2)	4	1,723
Switching equipment	4,142	—	4,142	—	(25)	14	4,131
Transmission equipment	3,686	—	3,686	—	(3)	113	3,796
Network installation	7,537	—	7,537	—	—	6	7,543
Telephones, switchboards and booths	626	—	626	17	(20)	3	626
Furniture, software and office equipment	1,000	(31)	969	17	—	16	1,002
Automobiles	32	—	32	2	(7)	—	27
Work in process (1)	229	—	229	130	—	(144)	215
Materials	103	—	103	21	(35)	(12)	77
Prepayments to vendors	11	—	11	(1)	—	—	10

Total	19,221	(52)	19,169	186	(92)	—	19,263

	Depreciation
Main account	Accumulated at beginning of year	Discontinued operations (2)	Amounts at beginning of year from continuing activities	Useful life (in years)	For the year	Retirements	Accumulated at the end of year	Net book value at the end of year
Land	—	—	—	—	—	—	—	113
Buildings	452	(10)	442	50	45	(2)	485	1,238
Switching equipment	2,989	—	2,989	10	337	(25)	3,301	830
Transmission equipment	2,169	—	2,169	10	322	(3)	2,488	1,308
Network installation	3,655	—	3,655	15	436	—	4,091	3,452
Telephones, switchboards and booths	587	—	587	5	42	(20)	609	17
Furniture, software and office equipment	861	(27)	834	1 – 3	101	—	935	67
Automobiles	32	—	32	5	—	(7)	25	2
Work in process	—	—	—	—	—	—	—	215
Materials	—	—	—	—	—	—	—	77
Prepayments to vendors	—	—	—	—	—	—	—	10

Total	10,745	(37)	10,708		1,283	(57)	11,934	7,329

(1)	Capitalized interests in work in process amount to 8 million. See note 2.3.g).

(2)	See note 16.

b)	Intangible assets

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2005

(amounts stated in millions of Argentine Pesos, restated as described in note 2.1.)

	Original cost
Main account	At beginning of year	Discontinued operations (3)	Amounts at beginning of year from continuing activities	Net Retirements (1)	Increases		At the end of year
Licenses to use the logo and trademarks	50	(3)	47	(7)	—		40
Assignment of rights	22	(22)	—	—	—		—
No competition obligation	6	(5)	1	—	1		2
Deferred expenses	76	—	76	—	—		76
License (frequencies)	59	—	59	—	—		59

Total	213	(30)	183	(7)	1	(2)	177

	Amortization
Main account	At beginning of year	Discontinued operations (3)	Amounts at beginning of year from continuing activities	For the Year	Retirements (1)	At the end of year	Net book value
Licenses to use the logo and trademarks	19	(2)	17	3	(6)	14	26
Assignment of rights	16	(16)	—	—	—	—	—
No competition obligation	4	(4)	—	—	—	—	2
Deferred expenses	54	—	54	8	—	62	14
License (frequencies)	53	—	53	2	—	55	4

Total	146	(22)	124	13	(6)	131	46

(1)	See note 2.3.h).

(2)	Includes 1 million transferred from other receivables.

(3)	See note 16.

b)	Intangible assets (Cont.)

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2004

(amounts stated in millions of Argentine Pesos, restated as described in note 2.1.)

	Original cost
Main account	At beginning of year	Discontinued operations (1)	Amounts at beginning of year from continuing activities	Increases	At the end of year
Licenses to use the logo and trademarks	50	(3)	47	—	47
Assignment of rights	22	(22)	—	—	—
No competition obligation	5	(5)	—	1	1
Deferred expenses	75	—	75	1	76
License (frequencies)	59	—	59	—	59

Total	211	(30)	181	2	183

	Amortization
Main account	At beginning of year	Discontinued operations (1)	Amounts at beginning of year from continuing activities	For the Year	At the end of year	Net book value
Licenses to use the logo and trademarks	16	(2)	14	3	17	30
Assignment of rights	14	(14)	—	—	—	—
No competition obligation	3	(3)	—	—	—	1
Deferred expenses	45	—	45	9	54	22
License (frequencies)	51	—	51	2	53	6

Total	129	(19)	110	14	124	59

(1)	See note 16.

b.	Intangible assets (Cont.)

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2003

(amounts stated in millions of Argentine Pesos, restated as described in note 2.1.)

	Original cost
Main account	At beginning of year	Discontinued operations (2)	Amounts at beginning of year from continuing activities	Increases	At the end of year
Licenses to use the logo and trademarks	50	(3)	47	—	47
Assignment of rights	22	(22)	—	—	—
No competition obligation	5	(5)	—	—	—
Deferred expenses	56	—	56	19	75
License (frequencies)	59	—	59	—	59

Total	192	(30)	162	19	181

	Amortization
Main account	At beginning of year	Discontinued operations (2)	Amounts at beginning of year from continuing activities	For the Year		At the end of year	Net book value
Licenses to use the logo and trademarks	12	(1)	11	3		14	33
Assignment of rights	12	(12)	—	—		—	—
No competition obligation	3	(3)	—	—		—	—
Deferred expenses	29	—	29	16		45	30
License (frequencies)	49	—	49	2		51	8

Total	105	(16)	89	21	(1)	110	71

(1)	Includes 8 million corresponding to the total amortization of the portion of expenses related to the negotiable obligations exchanged on August 7, 2003 (see note 11.) as mentioned in note 2.3.h).

(2)	See note 16.

c)	Investments in shares, securities issued in series and holdings in other companies

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2005 AND 2004

(amounts stated in millions of Argentine Pesos)

	2005						2004
Name and features	Class of shares	Face value of shares		Number of shares or securities	Inflation adjusted cost	Book Value	Book Value
Current assets (1)

Government securities	—	US$	1.0	9,011,821	—	25	—
Other investments	—		—	—	—	—	8

Total current						25	8

Noncurrent assets (2)

Subsidiaries and affiliates
E-Commerce Latina S.A. (3)	Common		$1.0	12,000	33	1	1

Total noncurrent						1	1

Total						26	9

(1)	See note 2.3.e).

(2)	See notes 2.3.f) and 16.

(3)	Financial Statements as of September 30, 2005 approved by E-Commerce Latina S.A.’s Board of Directors on October 17, 2005, with auditor’s limited review report by Abelovich, Polano & Asociados dated October 17, 2005 with no observations.

d)	Other investments

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2005 AND 2004

(amounts stated in millions of Argentine Pesos)

	Dec-05	Dec-04
Main account and features	Book value
Current investments:
Foreign currency deposits (note 21.g)	260	235
Local currency deposits	33	—
Mutual funds	23	—

Total	316	235

e)	Allowance and accruals

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2005 AND 2004

(amounts stated in millions of Argentine Pesos)

	2005
Account	Balance at beginning of year	Discontinued operations (6)	Balance at beginning of year from continuing activities	Increases		Transfers	Decreases		Balance at the end of year
Deducted from current assets:
For doubtful accounts	149	(6)	143	77	(1)	—	(83	) (2)	137
For impairment in value and slow turnover	3	—	3	—		—	(1)		2

	152	(6)	146	77		—	(84)		139
Deducted from noncurrent assets:
For doubtful accounts	10	(1)	9	4	(1)	—	(9	) (2)	4
For other receivables – Impairment of Patriotic Bond	56	—	56	3	(3)	—	(59)		—

	66	(1)	65	7		—	(68)		4

Total	218	(7)	211	84		—	(152)		143

Included in current liabilities:
Reserves	4	(4)	—	—		100	—		100
Included in noncurrent liabilities:
Allowance of deferred tax assets (5)	500	(26)	474	—		—	(474)		—
Reserves	267	—	267	71		(100)	(35)		203

Total	771	(30)	741	71	(4)	—	(509)		303

	2004
Account	Balance at beginning of year	Discontinued operations (6)	Balance at beginning of year from continuing activities	Increases			Decreases		Balance at the end of year
Deducted from current assets:
For doubtful accounts	216	(8)	208	60	(1)		(125	)(2)	143
For impairment in value and slow turnover	7	—	7	—			(4)		3

	223	(8)	215	60			(129)		146
Deducted from noncurrent assets:
For doubtful accounts	8	(1)	7	2	(1)		—		9
For other receivables – Impairment of Patriotic Bond	60	—	60	—			(4	)(3)	56

	68	(1)	67	2			(4)		65

Total	291	(9)	282	62			(133)		211

Included in current liabilities:
Reserves	3	(3)	—	—			—		—
Included in noncurrent liabilities:
Allowance of deferred tax assets (5)	514	(38)	476	—			(2)		474
Reserves	219	—	219	121			(73)		267

Total	736	(41)	695	121	(4)		(75)		741

(1)	Included in selling expenses in the income statements.

(2)	In 2005 and 2004, includes 61 million and 85 million, respectively, for recovery of doubtful accounts.

(3)	In 2005 and 2004, net of 2 million and 1 million, respectively, disclosed under “Holding and financial income/(loss) on assets – Exchange differences” in the income statement.

(4)	In 2005 and 2004, includes 56 million and 99 million disclosed under “Other expenses, net” and 13 million and 22 million disclosed under “Holding and financial income/(loss) on liabilities”, respectively, in the income statements.

(5)	See note 2.3.k).

(6)	See note 16.

e)	Allowance and accruals

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2003

(amounts stated in millions of Argentine Pesos, restated as described in note 2.1)

Account	Balance at beginning of year	Discontinued operations (7)	Balance at beginning of year from continuing activities	Increases		Decreases (2)		Balance at end of year
Deducted from current assets:
For doubtful accounts	380	(8)	372	64	(4)	(228	)(1)	208
For impairment in value and slow turnover	7	—	7	—		—		7

	387	(8)	379	64		(228)		215
Deducted from noncurrent assets:
For doubtful accounts	25	(1)	24	—		(17	)(1)	7
For other receivables – Impairment of Patriotic Bond (5)	—	—	—	60		—		60

	25	(1)	24	60		(17)		67

Total	412	(9)	403	124		(245)		282

Included in current liabilities:
Reserves	3	(3)	—	—		—		—
Included in noncurrent liabilities:
Allowance of deferred tax assets (6)	694	(44)	650	—		(174)		476
Reserves	160	—	160	60		(1)		219

Total	857	(47)	810	60	(3)	(175)		695

(1)	Includes 79 million of recovered doubtful accounts.

(2)	Include the monetary gain effect on balances.

(3)	Includes 31 million disclosed under “Other expenses, net” and 29 million disclosed under “Holding and financial income/(loss) on liabilities” in the income statements.

(4)	Included in selling expenses in the income statements.

(5)	See notes 2.3.b) and 13.

(6)	See note 2.3.k).

(7)	See note 16.

f)	Cost of goods sold

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2005, 2004 AND 2003

(amounts stated in millions of Argentine Pesos)

	December-05	December-04	December-03
Inventories at beginning of year	11	20	22
Inventories at beginning of year from discontinued operations	(3)	(3)	(7)
Purchases	13	14	19
Transfers (1)	—	(9)	—

Subtotal	21	22	34

Inventories at end of year	(5)	(8)	(17)

Total (note 3.1.l)	16	14	17

(1)	Assets transferred to fixed assets.

g)	Assets and liabilities in foreign currency

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2005 AND 2004

(amounts stated in millions of Argentine Pesos)

	2005				2004
	Amount in units of foreign currency (1) (in millions)	Currency	Exchange rate	Book value in millions of pesos	Amount in units of foreign currency (1) (in millions)	Currency	Book value in millions of pesos
ASSETS
Current assets
Cash and Banks
Banks	4	US$	3.032000	13	—	US$	1
Investments
Foreign currency deposits	86	US$	3.032000	260	79	US$	235
Government securities	8	US$	3.032000	25	—	—	—
Other investments	—	—	—	—	3	US$	8
Trade receivables	7	US$	3.032000	21	10	US$	31
	2	SDR	4.333547	8	2	SDR	9
Other receivables
Related companies	3	US$	3.032000	9	3	US$	8
Financial prepayments	—	—	—	—	4	US$	10
Prepayment to vendors (2)	—	US$	3.032000	1	—	US$	1
	3	EURO	3.586900	11	3	EURO	12
Financial instruments	—	US$	3.032000	1	—	US$	1
Other	1	US$	3.032000	2	—	—	—

Total current assets				351			316

NONCURRENT ASSETS

Other receivables
Patriotic Bond	—	—	—	—	10	US$	28
Financial instruments	—	US$	3.032000	1	1	US$	3
Related companies	67	US$	3.032000	203	—	—	—
Other	1	US$	3.032000	2	—	—	—

Total noncurrent assets				206			31

Total assets				557			347

LIABILITIES
Current liabilities
Trade payables	32	US$	3.032000	97	38	US$	114
	2	SDR	4.333547	8	1	SDR	4
	3	EURO	3.586900	10	2	EURO	8
Bank and financial payables	99	US$	3.032000	301	203	US$	604
	2	EURO	3.586900	7	2	EURO	8
	1,096		¥0.025751	28	1,103		¥32
Other payables
Related companies	—	US$	3.032000	1	—	—	—
	3	EURO	3.586900	10	3	EURO	12
Financial instruments	4	US$	3.032000	12	3	US$	10

Total current liabilities				474			792

Noncurrent liabilities
Trade payables	1	US$	3.032000	2	—	—	—
Bank and financial payables	665	US$	3.032000	2,016	738	US$	2,199
	15	EURO	3.586900	55	17	EURO	70
	4,667		¥0.025751	120	5,704		¥166
Other payables
Financial instruments	6	US$	3.032000	17	1	US$	4

Total noncurrent liabilities				2,210			2,439

Total liabilities				2,684			3,231

(1)	Includes figures less than 1 million in foreign currency.

(2)	Includes 12 million, in 2005 and 2004, respectively, corresponding to prepayment to vendors for purchases of fixed assets (see note 21.a).

US$: US dollars	¥: Yens
EURO: European Currency	SDR: Special Drawing Rights

h)	Expenses incurred

TELEFONICA DE ARGENTINA S.A.

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(amounts stated in millions of Argentine Pesos)

	2005					2004	2003
ACCOUNT	OPERATING EXPENSES	ADMINISTRATIVE EXPENSES	SELLING EXPENSES	OTHER EXPENSES, NET	TOTAL	TOTAL	TOTAL
Salaries and social security taxes	330	57	60	—	447	393	347
Other payroll expenses	3	5	1	—	9	8	7
Fixed assets depreciation	941	104	18	—	1,063	1,126	1,283
Fees and payments for services	380	158	70	—	608	517	463
Advertising	—	—	75	—	75	63	35
Directors’ and statutory auditors’ payments	—	5	—	—	5	6	4
Insurance	—	13	—	—	13	12	13
Material consumption and other expenditures	49	8	9	—	66	71	58
Management fee	67	8	—	—	75	68	86
Transportation	23	—	2	—	25	17	12
Taxes (3)	44	1	155	—	200	182	153
Rentals	25	3	1	—	29	38	47
Commissions	—	—	25	—	25	22	22
Allowance for doubtful accounts	—	—	81	—	81	62	64
Recovery of doubtful accounts (1)	—	—	(75)	—	(75)	(105)	(79)
Tax on bank account credits and debits	—	32	—	—	32	32	29
Intangible assets amortization (2)	5	—	—	—	5	5	5
Employee terminations	—	—	—	13	13	37	42
Other	—	—	—	51	51	93	26

Total 2005	1,867	394	422	64	2,747

Total 2004	1,888	323	306	130		2,647

Total 2003	1,946	339	264	68			2,617

(1)	In 2005 and 2004, includes 14 million and 20 million, corresponding to collections from customers written off as of December 31, 2004 and 2003, respectively.

(2)	In 2005, 2004 and 2003, not including 8 million, 9 million and 16 million, respectively, corresponding to depreciation of deferred expenses, which are disclosed under “Other Holding and Financial income/(loss) on liabilities” in the income statements.

(3)	In 2005, 2004 and 2003 includes 132, 122 and 106 million of turnover tax.