Form 20-F
period 2006-12-31
TELEFONICA OF ARGENTINA INC
filed 2007-04-05
CIK 914242

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 20-F
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________________ to ________________
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from ________________ to ________________
Commission file number: 001-12796

TELEFÓNICA DE ARGENTINA S.A.
(Exact name of Registrant as specified in its charter)

Telefónica of Argentina Inc.
(Translation of Registrant’s name into English)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Avenida Ingeniero Huergo 723
(C1107AOH) Buenos Aires, Argentina
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, Representing Class B Ordinary Shares	New York Stock Exchange
Class B Ordinary Shares, nominal value Ps.0.10	New York Stock Exchange*
11 7/8% Notes due 2007	New York Stock Exchange
9 1/8% Notes due 2010	New York Stock Exchange
8.85% Notes due 2011	New York Stock Exchange
8.85% Conversion Notes due 2011	New York Stock Exchange

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
Class A Ordinary Shares, nominal value Ps.0.10 per share: 4,367,388,680
Class B Ordinary Shares, nominal value Ps.0.10 per share: 2,616,811,616

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

     ☐ Yes      ☒ No

FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS

This annual report on Form 20-F (the “Annual Report”) contains certain “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) which are based largely on the expectations of Telefónica de Argentina S.A. (the “Company”, “we” or “us”). Such forward-looking information is subject to risks and uncertainties that could significantly affect both our expectations and actual results. Actual results could differ materially from these forward-looking statements as a result of foreseen and unforeseen factors. There can be no assurance that events anticipated in any forward-looking statement will occur. Some of these forward-looking statements include forward-looking phrases such as “anticipates”, “believes”, “could”, “estimates”, “expects”, “foresees”, “intends”, “may”, “should” or “will continue”, or similar expressions or the negatives thereof or other variations on these expressions, or similar terminology, or discussions of strategy, plans or intentions. These statements also include descriptions in connection with, among other things:

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

Such statements reflect our current views regarding future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that forward-looking statements may express or imply, for example:

•	the current economic stability in Argentina;

•	our contract renegotiation process with the Argentine government;

•	inflation;

•	the volatility of the Argentine peso;

•	changes in financial regulation;

•	changes in telecommunications regulation;

•	revocation of our license to provide telecommunications services; and

•	the outcome of pending legal claims against us.

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

PRESENTATION OF FINANCIAL INFORMATION

Our audited financial statements as of December 31, 2006 and 2005 and for the fiscal years ended December 31, 2006, 2005 and 2004, and the notes thereto (the “Annual Financial Statements”) are set forth on pages F-1 through F-77 of this Annual Report.

Deloitte & Co. SRL (“Deloitte”), Member Firm of Deloitte Touche Tohmatsu, were engaged as our independent registered public accounting firm up to the fiscal year ended December 31, 2004.

On March 3, 2005, we replaced Deloitte with Pistrelli, Henry Martin y Asociados S.R.L., Member Firm of Ernst & Young Global (“Ernst & Young”) to act as independent registered public accounting firm. This decision was ratified at our shareholders’ meeting on April 28, 2005.

Our Annual Financial Statements as of and for the fiscal years ended December 31, 2006 and 2005 included in this Annual Report were audited by Ernst & Young. Ernst & Young’s audit report dated March 30, 2007 is included in this Annual Report.

Our Annual Financial Statements for the fiscal year ended December 31, 2004 included in this Annual Report were audited by Deloitte. Deloitte’s audit report dated May 9, 2006 is also included in this Annual Report.

In this Annual Report, references to “$”, “U.S.$”, “U.S. dollars” and “dollars” are to United States dollars and references to “Ps.” or “pesos” are to Argentine pesos. References to “euro” or “€” are to the currency of the European Economic and Monetary Union and references to “¥” or “yen” are to Japanese yen. Percentages and some currency amounts in this Annual Report were rounded for ease of presentation. The effect of this rounding is not material.

For the fiscal year ended December 31, 2006 we use the exchange rate for our balance sheet and income statement for each date or period - end quoted by the Banco Central de la República Argentina (the “Central Bank”), Communication“Comunicación” A3500 “BCRA Com. A3500”. For the explanation how this exchange rate is calculated see: http://www.bcra.gov.ar/pdfs/comytexord/A3500.pdf (the instructions are in Spanish). For the fiscal years ended December 31, 2005, 2004, 2003 and 2002, our balance sheets and income statements use the exchange rate as of each relevant date or period-end quoted by Banco de la Nación Argentina (“Banco Nación”). The change was mainly due to the fact that in the fiscal year 2006 almost all our operations and transactions are made with the Central Bank Com. A3500 exchange rate. The difference between the Banco Nación and the Central Bank exchange rate is not material. Figures presented elsewhere in this Annual Report are translated taking into account the above mentioned sources.

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

As of December 31, 2006, the BCRA Com. A3500 exchange rate was Ps.3.0695 per U.S.$1.00 and as of March 30, 2007 such exchange rate was Ps.3.1007 per U.S.$1.00. As of December 31, 2006 the Banco Nación exchange rate was Ps.3.062 per U.S.$1.00 and as of March 30, 2007 such exchange rate was Ps.3.10 per U.S.$1.00. As of December 31, 2006 the yen exchange rate was Ps.0.02574 per ¥1.00 and as of December 31, 2006 the euro exchange rate was Ps.4.0391 per €1.00. The reader should not construe the translation of currency amounts in this Annual Report to be representations that the peso amounts actually represent U.S. dollar amounts or that any person could convert the peso amounts into U.S. dollars at the rate indicated or at any other exchange rate. See Item 3: “Key Information—Selected Financial Data—Exchange Rate Information.”

World Wide Web addresses contained in this Annual Report are for explanatory purposes only and they (and the content contained therein) do not form a part of, and are not incorporated by reference into, this Annual Report.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.

Not applicable.

ITEM 3. KEY INFORMATION.

A. Selected Financial Data.

The following tables set forth our selected consolidated financial and operating information for the fiscal years ended December 31, 2006, 2005, 2004, 2003 and 2002, and should be read in conjunction with, and are qualified in their entirety by reference to, our Annual Financial Statements and Item 5: “Operating and Financial Review and Prospects.” The financial information presented as of the fiscal year ended December 31, 2004 and as of and for the fiscal years ended December 31, 2003 and 2002, which have been included in the selected financial and operating information for comparative purposes, were derived from our audited financial statements that are not included in this Annual Report.

We maintain our financial books and records and publish our financial statements in pesos and prepare our financial statements to conform to generally accepted accounting principles in effect in the City of Buenos Aires, Argentina, as issued by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”) and Comisión Nacional de Valores (the National Securities Commission, or “CNV”) rules. Accounting rules issued by the CNV may differ from time to time in the treatment of specific matters from the CPCECABA rules, which are professional accounting rules. This Annual Report sometimes refers to those professional accounting principles as “Argentine GAAP.” The financial statements included in this Annual Report have been prepared according to Argentine GAAP, with the exception of the application of inflation accounting for the period March - September 2003, as required by the CNV and legal regulations. Argentine GAAP differs from generally accepted accounting principles in the United States (“U.S. GAAP”). Such differences involve methods of measuring the amounts shown in the Annual Financial Statements, as well as additional disclosures required by U.S. GAAP and Regulation S-X of the Securities and Exchange Commission (the “SEC”). For example, one of the reasons why our shareholders’ equity under U.S. GAAP is lower than under Argentine GAAP in 2006 and 2005 and why our shareholders’ equity under U.S. GAAP was negative in 2004, 2003 and 2002, is because of the elimination of inflation accounting under U.S. GAAP. Note 20 to our Annual Financial Statements provides a summary of this and other significant differences between Argentine GAAP and U.S. GAAP as they relate to us, including the impact of such differences on our net income and shareholders’ equity.

According to generally accepted accounting principles applied by Telefónica, S.A. (“Telefónica”) for purposes of its consolidated annual financial statements for its own financial reporting, Argentina did not meet the definition of a highly inflationary economy in 2006, 2005, 2004, 2003 and 2002. Therefore, Telefónica incorporates, for consolidation purposes, our balances without computing any adjustments for the inflation experienced during those fiscal years. In line with this, and for our own U.S. GAAP reconciliation, we have elected not to use the alternative of maintaining the 2003 and 2002 inflation adjustment that the SEC permits for countries such as Argentina, where local financial statements are presented restated for inflation. In accordance with CNV rules, we have restated our financial statements for inflation until February 28, 2003. Therefore, we have included in our U.S. GAAP reconciliation for the fiscal years ended December 31, 2006, 2005, 2004, 2003 and 2002 an adjustment eliminating the effects of the inflation computed during the fiscal year ended December 31, 2002 and for the period January - February 2003.

Until December 31, 2004, we issued consolidated annual financial statements, which included the consolidation of Telinver S.A. (“Telinver”). See Item 4: “Information on the Company—Business Overview—Disposal of Telinver-Publishing of Telephone Directories.” From November 2005 and as a consequence of the disposition of our equity interest in Telinver, we do not consolidate our financial statements with Telinver. Accordingly, the balances, revenues, costs, expenses, and cash flows of Telinver and those related to its disposal have been excluded from the respective captions in balance sheets, statements of operations and statements of cash flows for the years ended December 31, 2006, 2005 and 2004, and have been reported under “Net liabilities from discontinued operations” and “Income/(loss) from discontinued operations” accounts as of such dates in our Annual Financial Statements.

Accordingly, financial data related to our interest in Telinver S.A. included in this Annual Report as of and for the fiscal years ended December 31, 2006 through 2003 is disclosed under Discontinued Operations. Figures for the fiscal year ended December 31, 2002, have not been restated to include the effect of the disposal of Telinver S.A., as described above. See Note 16 to our Annual Financial Statements. In addition, unless specifically noted, amounts disclosed in this Annual Report are for continuing operations.

The income (loss) from our interest held in E-Commerce Latina S.A. is included in the line “(Loss) income on equity investments”, and it is not incorporated line-by-line because, in the opinion of our management, the income from this company is not material to our income (loss). See Note 5 to our Annual Financial Statements.

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

As a result of the inflationary environment in Argentina (there was an increase in the applicable index for restatement of financial statements (wholesale prices) of 118.2% in the period January 1 through December 31, 2002) and the conditions created by the Public Emergency Law No. 25,561, Ley de Emergencia Pública y Reforma del Régimen Cambiario (the “Public Emergency Law”), the CPCECABA reinstated inflation accounting in financial statements for the fiscal years or interim periods ended on or after March 31, 2002 in accordance with the Argentine professional accounting principles and provided that all recorded amounts restated by changes in the general purchasing power through August 31, 1995, as well as those arising between that date and December 31, 2001, are considered to be stated in currency as of December 31, 2001 (the stability period).

On July 16, 2002, the Argentine government issued Decree No. 1,269/02 repealing Decree No. 316/95, instructing the CNV, among others, to issue the necessary regulations concerning the preparation of financial statements prepared in constant currency. On July 25, 2002, under Resolution No. 415/02, the CNV reinstated the requirement to submit financial statements in constant currency. However, on March 25, 2003, the National Executive Power issued Decree No. 664/03 repealing the provisions related to the inflation adjustment established by Decree No. 1,269/02 and ordering the CNV, among others, to issue any applicable regulations to ensure that financial statements restated in constant currency are no longer accepted. Therefore, on April 8, 2003, Resolution No. 441/03 of the CNV set forth that from March 1, 2003, the restatement of financial statements in constant currency should be discontinued. On December 2, 2003, under Resolution CD No. 190/03, the CPCECABA discontinued the application of the restatement of financial statements in constant currency due to inflation as set forth in professional accounting principles from October 1, 2003, since the CPCECABA considered that the conditions related to the application of the restatement for inflation continued until September 30, 2003.

However, the CPCECABA discontinued the application of the method that required restatement into constant currency as of October 2003. In accordance with the above, our financial statements as of December 31, 2006, 2005, 2004 and 2003 have been prepared recognizing the effects of variations in the purchasing power of the peso until February 28, 2003 (restated according to the changes in the Argentine wholesale price index published by the Instituto Nacional de Estadística y Censos, the Argentine Institute of Statistics and Census (“INDEC”) in compliance with the regulations issued by the National Executive Power and the CNV. The accumulated effect on that index between January 1, 2003 and September 30, 2003 was a 1.4% decrease. The effect on our shareholders’ equity as of December 31, 2006, 2005 and 2004 and on results for the fiscal years then ended of not restating figures until September 30, 2003 is not significant. Shareholders’ equity as of December 31, 2003 and net income for the fiscal year then ended, both under Argentine GAAP, would have amounted to Ps.2,072 million and Ps.323 million, respectively, if they had been restated as of September 30, 2003.

Comparative financial statements.

(a) Effects of issuance of Resolution 93/2005 of the CPCECABA

In August 2005, the CPCECABA approved Resolution CD No. 93/2005, whereby it introduced a series of changes in its professional accounting standards, as a result of the agreement entered into with the FACPCE to unify Argentine professional accounting standards among which we should mention the option to recognize the difference between the adjusted for inflation book value of fixed assets (and other non-monetary assets) and their taxable basis as a temporary difference for deferred tax purposes. On December 29, 2005, and January 26, 2006, the CNV approved General Resolutions No. 485/05 and 487/06, whereby it approved, with a few amendments, the abovementioned CPCECABA resolution. Such CNV resolutions became effective for us as from January 1, 2006.

The option to recognize the difference between the adjusted for inflation book value of fixed assets (and other non-monetary assets) and their taxable basis as a temporary difference for deferred tax purposes, has been applied by us in the financial statements as of December 31, 2005, generating a Ps.582 million increase in accumulated losses at the beginning of the fiscal year ended December 31, 2004, taking into consideration the then effective accounting standards approved by the CNV, as well as the CNV interpretation criteria, which remain valid as of December 31, 2006 under the abovementioned general resolutions and the unified professional accounting standards.

The adjustments computed in the financial statements for the fiscal year 2005 and the retroactive restatement of comparative financial statements for the fiscal years 2004 and 2003, which relate to the application of the deferred income tax method, are as follows (amounts in million of Argentine pesos):

	2005	2004	2003
	(2)	(3)	(3)
Income statement
Inflation gain on monetary accounts	-	-	4
Income tax	350(1)	-	-
Net income for the year	350(1)	-	4

Balance Sheet
Liabilities-deferred income tax	232	582	582

Shareholders’ equity
Balance at the beginning of the year	(582)	(582)	(586)
Net income for the year	350(1)	-	4
Balance at the end of the year	(232)	(582)	(582)

(1)    Net of Ps.25 million corresponding to the taxable income from discontinued operations.
(2)    Effect of accounting change in 2005 financial statements.
(3)    Retroactive adjustment to prior year’s comparative financial statements.

Regarding the rest of the changes provided in Resolution CD No. 93/2005 of the CPCECABA, we determined that they were not significant for the fiscal years ended December 31, 2005 and 2004.

(b) Change in presentation of certain taxes in the Statement of Operations

During the fiscal year 2005 our statement of operations and related additional breakdown disclosure figures as of and for the fiscal years ended December 31, 2004 and 2003 were restated for comparative purposes due to the change in the presentation criterion of turnover tax, for purposes of improving the comparability with other companies of the telecommunication business in Argentina. The effect of the change, consisting of presenting such tax as an expense instead of a deduction from Net revenues resulted in an increase in net revenues and selling expenses for the fiscal years ended December 31, 2004 and 2003 of Ps.122 million and Ps.106 million, respectively. There is no effect on net income.

Additional comparative information has also been presented following the same presentation criterion.

(c) Presentation of discontinued operations

The balances and transactions of our former subsidiary Telinver have been presented in one line under the caption Discontinued operations as described in note 16 to our Annual Financial Statements. As of December 31, 2005 comparative Financial Statements for fiscal years 2004 and 2003 have been restated accordingly.

SELECTED FINANCIAL AND OPERATING INFORMATION

	Fiscal Year Ended December 31, 2006	Fiscal Year Ended December 31, 2005	Fiscal Year Ended December 31, 2004(1)		Fiscal Year Ended December 31, 2003(1)	Fiscal Year Ended December 31, 2002(2)
    (in million of pesos except for per share amounts and operating information or as otherwise indicated; Argentine GAAP financial data
(except share capital) is restated for inflation until February 28, 2003)

FINANCIAL INFORMATION
OPERATIONS STATEMENT DATA:
Argentine GAAP
Net revenues	3,747	3,367	3,105		2,801	3,060
Costs of services provided(3)	(2,054)	(1,883)	(1,902)		(1,963)	(2,235)
Gross profit	1,693	1,484	1,203		838	825
Administrative expenses(3)	(417)	(394)	(323)		(339)	(436)
Selling expenses(3)	(517)	(422)	(306)		(264)	(442)
Subtotal	759	668	574		235	(53)
(Loss)/income on equity investments	(1)	—	(1)		(3)	2
Other expenses, net	(119)	(64)	(130)		(68)	(153)
Financial income/(loss) on assets	91	37	44		(75)	(730)
Financial (loss)/income on liabilities	(399)	(352)	(492)		309	(2,528)
Income tax (expense)/benefit	(112)	375	—		—	51
Net income/(loss) from continuing operations	219	664	(5)		398	(3,411)
Net income/(loss) from discontinued operations	3	103	(3)		11	—
Net income/(loss)	222	767	(8)		409	(3,411)
Earnings (losses) from continuing operations per share(4) (5)	0.016	0.038	(0.000)		0.023	(0.195)
Earnings (losses) from discontinued operations per share(4) (5)	0.000	0.006	(0.000)		0.000	—
Earnings (loss) per share(4) (5)	0.016	0.044	(0.001)		0.023	(0.195)
U.S. GAAP
Net revenues	3,637	3,281	2,997		2,718	N/A
Operating income	1,093	1,115	1,045		890	N/A
Income tax (expense)/benefit on continuing operations	(278)	734	85		(35)	—
Net income/(loss)	503	1,553	677		1,043	(3,454)
Earnings (losses) from continuing operations per share(4) (12)	0.072	0.220	0.097		0.147	(0.494)
Earnings (losses) from discontinued operations per share(4) (12)	0.000	0.002	0.000		0.002	—
Earnings (losses) per share(4) (12)	0.072	0.222	0.097		0.149	(0.494)
BALANCE SHEET DATA:
Argentine GAAP
Cash and current investments	294	363	257		340	399
Fixed assets	5,397	5,950	6,584		7,329	8,476
Total assets	6,437	7,206	7,416		8,209	9,628
Short-term bank and financial debt	793	519	1,092		1,867	3,294
Long-term bank and financial debt	1,602	2,241	2,500		2,553	2,963
Total liabilities	4,289	4,220	5,191		5,979	7,218
Share capital	698	1,746	1,746		1,746	1,746
Shareholders’ equity (net assets)	2,129	2,955	2,188		2,196	2,410
Net liabilities/(assets) from discontinued operations	19	31	37		34	—
Unappropriated earnings /(losses)	222	(2,968)	(3,735)		(3,727)	(4,099)
U.S. GAAP
Total assets	4,641	5,240	4,336		4,323	N/A
Shareholders’ equity	678	1,220	(433)		(1,110)	(2,242)
OTHER FINANCIAL DATA:
Number of shares(6)	6,984,202,296	1,746,052,429	1,746,052,429		1,746,052,429	1,746,052,429
Argentine GAAP
Cash dividends paid	—	—	—		—	—
Cash dividends per share:
in pesos	—	—	—		—	—
in dollars	—	—	—		—	—
Capital expenditures(8)	494	441	387	(10)	141	136	(11)
Depreciation and amortization(7)	1,067	1,068	1,131		1,288	1,386
CASH FLOW DATA:
Argentine GAAP
Cash flows from operating activities	1,869	1,752	1,554		1,480	1,465
Cash flows used in investing activities (8)	(284)	(430)	(387	)(10)	(141)	(136	)(11)
Cash flows used in financing activities	(1,674)	(1,233)	(1,258)		(1,377)	(1,077)
(Decrease) increase in cash and cash equivalents	(89)	89	(91)		(38)	252
OPERATING INFORMATION:
Lines installed	4,818,612	4,728,439	4,615,470		4,570,739	4,561,447
Lines in service	4,638,914	4,534,844	4,328,513		4,168,825	4,182,277
Lines in service per 100 inhabitants (Southern Region)(9)	24.0	26.0	25.1		24.4	24.7
Number of employees	9,712	8,898	8,757		8,736	8,998
Lines in service per employee	478.6	509.6	494.3		477.2	464.8

(1)	See Note 2.3 to our Annual Financial Statements for the basis of presentation of Statements of operations amounts and presentation of Financial information elsewhere in this Annual Report.
(2)	Figures do not include the effect of the change in accounting principles and the change in presentation criteria described in Note 2.2 to our Annual Financial Statements and the effect of disposal of Telinver (see Note 16. to our Annual Financial Statements).
(3)	Includes depreciation and amortization.
(4)	Diluted earnings per share is the same as earnings per share, as there are no outstanding dilutive securities.
(5)
Under Argentine GAAP, calculated on the basis of the weighted average of the common outstanding shares (net of the common treasury shares) of 14,131,046,354 as of December 31, 2006 and 17,460,500,740 as of December 31, 2005, 2004, 2003, and 2002 considering the redemption of outstanding shares carried out as a result of the voluntary capital stock reduction in 2006 and computing retroactively the effect of the change in value of the shares for all fiscal years presented. See Item 7: “Major Shareholders and Related Party Transactions—A.Major Shareholder—Capital Stock Reduction”.

(6)	Nominal amounts.
(7)	Excludes amortization of deferred financing costs.
(8)	Net of Ps.74 million, Ps.32 million, Ps.41 million, Ps.45 million and Ps.15 million, of capital expenditures financed by trade, bank and financial payables for the fiscal years ended December 31, 2006, 2005, 2004, 2003 and 2002 (in pesos restated for inflation until February 28, 2003).
(9)	Southern Region is defined in Item 4: “Information on the Company—Our History and Development—Privatization of Argentina’s Telecommunications System.” As of December 31, 2006, there were approximately 19.1 million inhabitants in the Southern Region. Source: INDEC.
(10)	Net of Ps.9 million of transfers of inventories to fixed assets.
(11)	Net of Ps.29 million of capitalized exchange difference in the fiscal year ended December 31, 2002.
(12)
Under U.S. GAAP, we calculated the net earning/loss per share on the basis of 6,984,200,296 common outstanding shares, computing retroactively the effects for all periods presented, considering the redemption of outstanding shares carried out as a result of the voluntary capital stock reduction and the change in the face value of the shares. See Item 7 : “Major Shareholders and Related Party Transactions -A. Major Shareholder - Capital Stock Reduction”.

Exchange Rate Information

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of U.S. dollars expressed in nominal pesos per U.S. dollar. On March 30, 2007, the peso/U.S. dollar exchange rate was Ps.3.1007 to U.S.$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for pesos.

Nominal Exchange Rates (1)

	Exchange Rate
	High(2)	Low(3)	Average(4)	Period-End
Year Ended December 31, 2002(5)	3.90	1.70	3.15	3.37
Year Ended December 31, 2003	3.35	2.76	2.95	2.93
Year Ended December 31, 2004	3.06	2.80	2.95	2.98
Year Ended December 31, 2005	3.04	2.86	2.92	3.03
Year Ended December 31, 2006	3.11	3.03	3.07	3.07
Month Ended October 31, 2006	3.11	3.09	3.10	3.09
Month Ended November 30, 2006	3.09	3.07	3.09	3.07
Month Ended December 31, 2006	3.08	3.05	3.06	3.07
Month Ended January 31, 2007	3.11	3.06	3.08	3.11
Month Ended February 28, 2007	3.11	3.10	3.10	3.10
Month Ended March 30, 2007	3.11	3.09	3.10	3.10

(1)	From 2002 to 2005, the source of the nominal exchange rates was Banco Nación. Since 2006, this source is Central Bank. See “PRESENTATION OF FINANCIAL INFORMATION” section of this Annual Report.
(2)	The high rate shown was the highest month-end rate during the year or any shorter period, as noted.
(3)	The low rate shown was the lowest month-end rate during the year or any shorter period, as noted.
(4)	Average of the daily closing rate for year-end, month-end or period-end rates, as noted.
(5)	From December 24, 2001 through January 10, 2002, Banco Nación did not publish an official exchange rate due to governmental suspension of the exchange market.

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

Risks Relating to Argentina

Overview

We are an Argentine sociedad anónima (a limited liability company) and substantially all of our operations, facilities and customers are presently located in Argentina. Accordingly, our financial condition and results of operations depend to a significant extent on the macroeconomic and political conditions in Argentina.

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

Beginning in December 2001, the Argentine government implemented a number of monetary and currency exchange control measures that included restrictions on the free disposition of funds deposited with banks and tight restrictions on the transfer of funds abroad, with certain exceptions for transfers related to foreign trade and other authorized transactions, which were generally subject to prior approval by the Central Bank, most of which are no longer applicable in connection with repayments made to foreign creditors. In December 2001, the Argentine government declared an official default on Argentina’s foreign debt payments. On January 7, 2002, the Argentine Congress enacted the Public Emergency Law, which introduced dramatic changes to Argentina’s economic model and amended the currency board that had pegged, statutorily, the peso at parity with the U.S. dollar since the enactment of the Convertibility Law in 1991. The Public Emergency Law empowered the Federal Executive Branch of Argentina to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis, such as determining the rate at which the peso was to be exchanged into foreign currencies. Since January 2002, the Argentine government has implemented measures, whether by decrees, Central Bank regulation or legislation passed by the Argentine Congress, attempting to address the effects of amending the

Convertibility Law, recovering access to financing, reducing government spending, restoring liquidity to the financial system, reducing unemployment, and generally stimulating the economy.

The Public Emergency Law was extended until December 31, 2007. As detailed below, the Argentine economy has experienced a severe recession and political and economic crisis, and the abandonment of the peso/U.S. dollar parity in 2002 has led to significant devaluation of the peso against major international currencies. The Argentine government’s economic policy, including with respect to inflation, interest rates, price controls, foreign exchange controls and taxes, have had and may continue to have a material adverse effect on private sector entities, including us. Although some economic indicators of the Argentine economy have been stable from 2003 to 2006 we cannot provide any assurance that future economic, social and political developments in Argentina, over which we have no control, will not adversely affect our business, financial condition, or results of operations or impair our ability to make payments of principal and/or interest on our outstanding indebtedness.

Political and economic instability has hindered commercial and financial activities, from which Argentina has not fully recovered.

In 1999, 2000 and 2001 real GDP contracted by 3.4%, 0.8% and 4.4%, respectively, and as result the Argentine economy entered into a recession. As the recession caused tax revenues to drop, the public sector relied increasingly on financing from local and, to a lesser extent, foreign banks, effectively foreclosing private sector companies from bank financing. As the public sector’s creditworthiness deteriorated, interest rates reached record highs, bringing the economy to a virtual standstill. The lack of confidence in the country’s economic future and its ability to sustain the peso’s parity with the U.S. dollar led to massive withdrawals of deposits and capital outflows.

On December 1, 2001, the Argentine government effectively froze bank deposits and introduced exchange controls restricting capital outflows. The measures were perceived as further paralyzing the economy, for the benefit of the banking sector, and caused a sharp rise in social discontent, ultimately triggering public protests, outbreaks of violence and the looting of stores throughout Argentina. On December 20, 2001, after declaring a state of emergency and suspending civil liberties, then-incumbent President Fernando De la Rúa tendered his resignation to Congress. On January 1, 2002, Eduardo Duhalde, a Peronist senator, was appointed by Congress at a joint session to complete the remaining term of former President De la Rúa until December 2003.

Since December 2001 and during Duhalde’s administration, a number of initiatives were undertaken, including:

•	the default of Argentina’s sovereign debt

•	amending the Convertibility Law, with the resulting devaluation and volatility of the peso;

•
converting U.S. dollar-denominated loans from financial institutions and obligations with non-financial institutions into peso-denominated at a one-to-one exchange (“pesification”), the latter plus an adjustment by CER (variations in consumer prices) or CVS (variations in salaries);

•
enacting an amendment to the Central Bank’s charter to (1) allow it to currency prints in excess of the amount of foreign reserves it holds, (2) make short-term advances to the federal government and (3) provide financial assistance to financial institutions with liquidity constraints or solvency problems;

•
pesification, freezing and not permitting indexing of any kind the public service tariffs, including those of telephone services, which had been established in U.S. dollars, into pesos at a one-to-one exchange rate and authorizing the federal government to renegotiate public service contracts on a case-by-case basis;

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

The recession in 2002, including a 10.9% decrease in real GDP, high unemployment and poverty that preceded and that followed the devaluation of the peso and high inflation led to a reduction of wages in real terms and of disposable income and resulted in changes in consumer behavior across all class sectors of the Argentine population. It also resulted in a decrease in the number of our clients, the demand for the type of products and services we offer and a corresponding impact on our revenues. See “—Risk Factors Related to Us—Our revenues have been in the past, and may again be in the future, adversely affected by a decrease in the number of our customers and usage of our services.”

Néstor Kirchner became the president of Argentina on May 25, 2003 and, during his administration, most of the initiatives undertaken by President Duhalde were resolved. Nonetheless, those initiatives continue to have ramifications for our business, including requiring us to renegotiate public services tariffs and restrictions on fund transfers. Although relevant indicators suggest that economic activity will continue to increase, it is estimated to do so at a slower pace than in previous years, primarily due to restrictions on installed capacity and energy.

Notwithstanding the continued stabilization during the recent years, the Argentine economic and social situation have been known to deteriorate quickly in the past, and may do so in the future. We cannot assure you that the Argentine economy will continue a sustained growth.

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

The Public Emergency Law put an end to eleven years of U.S. dollar-peso parity (Ps.1.00 per U.S.$1.00) and authorized the Argentine government to set the exchange rate. After devaluing the peso in 2002, the Argentine government initially established a dual exchange rate of Ps.1.40 per U.S. dollar for certain transactions and a free-floating rate for all other transactions. This dual system was later eliminated in favor of a single free-floating exchange rate for all transactions. Since the devaluation of the peso, the Central Bank has intervened at times in the market to support the value of the peso by buying and selling U.S. dollars. In 2004 and 2005, the peso showed signs of stability, it traded at Ps.2.98 per U.S. dollar and Ps.3.03 on December 31, 2004 and 2005, respectively. Moreover, during 2006 it continued to show signs of stability, trading at a low of Ps.3.03 per U.S. dollar and a high of Ps.3.10 per U.S. dollar. As of March 30, 2007 the peso traded at Ps.3.10 per U.S. dollar. However, on June 24, 2002 the peso reached 3.90 per U.S. dollar.

Despite the relative stability of the peso during the past four years, we cannot assure you that future polices adopted by the Argentine government will be able to maintain the stability of the peso’s value. The peso could be subject to a significant fluctuation and depreciation in the future, which could materially and adversely affect our financial conditions and results of operations. As most of the Argentine government’s financial liabilities were U.S. dollar-denominated, there was an increase in the amount in pesos of the Argentine government’s total debt as a result of the devaluation. Peso-denominated tax revenues constitute the majority of its tax receipts and, due to inflation, tax revenues have increased in nominal terms, but have decreased in U.S. dollar terms due to devaluation. Therefore, the government’s ability to honor its foreign debt obligations has been materially and adversely affected by the devaluation of the peso.

We realize substantially all of our revenues in Argentina in pesos and, as a result, the devaluation of the peso in 2002 and the pesification and freezing of our tariffs have had a material adverse effect on our earnings because our indebtedness is largely denominated in or linked to foreign currencies; therefore, the devaluation has significantly increased our debt in peso terms. In addition, some portion of our expenses, including capital expenditures, is also denominated in foreign currencies. Furthermore, the devaluation of the peso has had a material adverse effect on our financial conditions, as our largely peso-denominated assets have depreciated accordingly against our largely foreign currency-denominated indebtedness. Any further material depreciation of the peso against the U.S. dollar will correspondingly increase the amount of our bank and financial debt in pesos, with further adverse effects on our results of operations and financial condition. As of December 31, 2006, our bank and financial debt in foreign currencies was the equivalent of U.S.$737 million.

Given the economic situation in Argentina, it is impossible to predict whether, and to what extent, the value of the peso may further depreciate or appreciate against the U.S. dollar and how those uncertainties will affect consumption of telephone services. Moreover, we cannot predict whether the Argentine government will further modify its monetary policy and tariff regulation and, if so, what impact these changes could have on our results of operations and financial condition.

The Argentine economy may experience significant inflation and a substantial part of our revenues is not currently subject to inflation indexing. Consequently, our revenues could decrease and our expenses could increase in real terms.

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

There is considerable concern that if the Central Bank prints currency to finance public sector spending or assist financial institutions in distress or maintain the nominal U.S. dollar/peso exchange rate, significant inflation could result. In the past, inflation materially undermined the Argentine economy and the Argentine government’s ability to create conditions that would permit growth. During 2004, the Argentine consumer price index increased 6.1% and the wholesale price index increased 7.9%. During 2005, the Argentine consumer price index increased 12.3% and the wholesale price index increased 10.6%, over the 2003-2004 period. During 2006, the consumer price index increased 9.8% and the wholesale price index increased 7.1%. During the first two months of 2007, consumer prices increased 1.5%, equivalent to an annualized rate of 9% -- a pace that is faster than the 4% to 7% target range established by the Monetary Program of the Central Bank for 2007 and the rate stipulated in the national budget for 2007. According to well reputed market analysts, the principal generators of the most recent inflationary pressures are the printing of money by the Central Bank (which intervenes in the exchange market and keeps the price of the U.S. dollar high) and the complete utilization of the industry’s installed capacity (the current rate of investment is not sufficient in the face of the increasing growth of demand).

We derive most of our revenues from monthly basic charges, measured service charges and other regulated charges. Prior to the enactment of the Public Emergency Law, those revenues were linked to a rate per unit of usage expressed in U.S. dollars and we also had the right to adjust that rate semiannually in accordance with variations in the U.S. consumer price index. Currently, however, the Public Emergency Law provides that, in agreements executed by the federal government under public law regulations, including those related to public works and services, which includes the basic telephone services offered by us, indexation clauses based on foreign currency price indices or any other indexation mechanisms are void. The law requires that the prices and rates subject to such provisions be established in pesos at a rate of Ps.1.00 per U.S.$1.00. Thus, if our tariffs do not keep pace with inflation, any further inflation will result in further decreases in our revenues in real terms and will adversely affect our results of operations. In addition, any further inflation could result in further increases in our expenses, including capital expenditures. The relationship between the variables determining revenues and expenses was affected as a result of the “pesification” and freezing of our tariffs within the context of a potentially inflationary economy and may continue to be mismatched depending upon the regulatory framework to be designed by the Argentine government in the future. The Transfer Contract (as defined in Item 4: “Information on the Company—Our History and Development—Privatization of Argentina’s Telecommunication System”) provides for mechanisms to re-balance the relation between the variables that determine income and costs (including investments) - i.e., the so-called “economic and financial equation” - upon the occurrence of certain circumstances (see Note 9 to our Annual Financial Statements). As mentioned in Note 2.4 to our Annual Financial Statements, the Public Emergency and Exchange System Reform Law established the pesification of originally U.S. dollar-denominated utility tariffs previously agreed upon in U.S. dollars at the Ps.1.00 to U.S.$1.00 exchange rate and authorized the Poder Ejecutivo Nacional (Executive National Power or “PEN”) to renegotiate agreements. Given this framework, on February 15, 2006, the Renegotiation and Analysis of Public Utilities Agreements Unit (UNIREN) signed on behalf of the Argentine government and together with us, a Memorandum of Understanding (the “Memorandum of Understanding 2006”) which seeks a commitment to establish in the future a stable legal framework maintaining the legal conditions set forth in the Transfer Contract and the rules in force as of the date of such memorandum. After the procedures provided for in current regulations are met, this instrument will be a necessary background to execute the renegotiation with the government

Although we have adopted measures to mitigate the effects of changes in our business resulting from the issue described in the above paragraphs, and although certain indicators of the Argentine economy are currently showing favorable signs, our future operating conditions might not continue to be stable in the event that new regulatory developments fail to establish rules to allow restoring the balance of variables that constitute our economic and financial equation. See Item 5: “Operating and Financial Review and Prospects—Factors Affecting Our Results of Operations.” If, as a result of the future regulatory framework, rates evolve at a pace that does not allow restoring our economic and financial equation, such a rate system could have an adverse impact on our financial condition and future results. See “—Risk Factors Related to Us—In January 2002, the Argentine government devalued the peso, pesified and froze our tariffs and the current renegotiation of our contract may result in a new regulatory framework that may have an adverse impact on our future financial position and future results of operations.”

The relationship between the international financial community and the Argentine government may impose difficulties on Argentina’s ability to resolve outstanding claims of creditors who did not participate in Argentina’s debt exchange offer.

Due to the Argentine government’s failure to meet fiscal deficit targets, on December 5, 2001, the International Monetary Fund (“IMF”) suspended further disbursements, originally intended as financial support due to the prevailing economic difficulties in Argentina. On December 23, 2001, interim President Rodríguez Saá declared the suspension of debt payments on approximately U.S.$65.4 billion of Argentina’s sovereign debt (as of December 31, 2001, the total was approximately U.S.$144.5 billion). Consequently, the principal international rating agencies downgraded the rating of Argentina’s sovereign debt to “selective default.”

On November 1, 2004 the Argentine government filed with the SEC (and later with the securities commissions of Italy, Germany and Luxembourg) the terms of a new issue of public debt securities in order to restructure the defaulted debt. Sovereign debt in default totaled approximately U.S.$100 billion, comprised of approximately U.S.$81.1 billion of principal and U.S.$18.2 billion of unpaid interest accrued before December 31, 2001. The new securities were denominated in U.S. dollars, euros, Japanese yen and Argentine pesos (indexed by CER). The securities are governed by the laws of New York and Argentina for the U.S. dollar bonds, England for the euro bonds, Japan for the Japanese yen bonds and Argentina for the peso bonds indexed by CER.

On March 18, 2005, the Argentine government presented the outcome of an exchange offer that concluded on February 25, 2005. Approximately 76.15% of the debt holders participated in the offer. As informed by the Argentine government, bondholders that did not participate in the exchange offer represents an amount of U.S.$15.4 billion. Mainly, these are minority bondholders from Italy, Germany and Japan, and other countries, as well as vulture funds. As a result, Argentina’s total sovereign debt decreased from U.S.$189.8 billion to U.S.$126.5 billion (equivalent to 77% of GDP, according to the official figures). This level of indebtedness is still above the one prevailing as of December 2001, but the terms have been considerably extended and the amounts corresponding to the service of the debt are also lower.

Despite the results of the restructuring, it is impossible to predict the effect that this will have on investor confidence or on the Argentine economy. Moreover, there can be no assurance that the Argentine government will not default on its obligations under these new bonds in the future. In addition, the Argentine government must continue to honor principal and interest payments to credit agencies such as World Bank, Bank of International Development “BID”, Club of Paris without subsequent new loans in order to avoid a default vis-à-vis such agencies.

On December 15, 2005, President Kirchner announced the early payback of the debt to the IMF. To that end, on January 3, 2006 a disbursement was made by the Argentine government for an amount of U.S.$9.5 billion. As a result of this payment, the Argentine government repaid its debt with the largest credit agency and suspended the tightening negotiations of some structural reforms related to public utility contracts and bondholders who did not accept the Argentine government’s exchange offer proposed by the IMF.

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

Beginning in early December 2001, the Argentine authorities implemented a number of monetary and currency exchange control measures that included restrictions on the withdrawal of funds deposited with banks and tight restrictions on transfers abroad. As of the date of this Annual Report, most restrictions in connection with repayments to foreign creditors have been lifted. However, these regulations have been changing constantly since they were first promulgated and we cannot assure you that they will not be put in place again and, if they are, whether they will be stricter than they were before.

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

On February 15, 2006, we and UNIREN, on behalf of the National Government, executed the Memorandum of Understanding 2006. After the procedures provided for in current regulations are met, this instrument will be the necessary background to execute the Protocol of Renegotiation of the Transfer Contract (“Protocol of Renegotiation”), as provided for in Law No. 25,561, Section 9.

According to the Public Emergency Law, the government must consider the following factors when negotiating the contract:

•	the effect of tariffs on the competitiveness of the general economy and on the distribution of income;

•	the quality of our services;

•	our investment plans (if such issues are included in the pertinent agreements);

•	consumer protection and accessibility of our services;

•	the security of our systems; and

•	our profitability.

The outcome of the contract renegotiation is uncertain and therefore we cannot assure you that the future regulatory framework will maintain the value in U.S. dollars or constant pesos over time to compensate for any past and future increases in inflation or increases in the peso/U.S. dollar exchange rates. During 2004, inflation in terms of the wholesale price index was 7.9% and in terms of the consumer price index was 6.1%. During 2005, the Argentine consumer price index increased 12.3% and the wholesale price index increased 10.6%, increases that were higher than in the 2003-2004 period. During 2006, the consumer price index increased 9.8% and the wholesale price index increased 7.1%, increases that were lower than in 2005 mainly due to the effect of the price agreements between the Argentine government and private sector companies. The cumulative consumer price index and wholesale price index was 189% and 287%, respectively. The cumulative devaluation for the five years ended December 2006 was 206.9%. Pursuant to the process established for the renegotiations, we have submitted both an interim request for a tariff increase and a comprehensive proposal regarding our tariff regime. Other than the deadline set forth in Law No. 25,972, we do not know when the renegotiations will be concluded and whether they will be concluded in a manner that will not have an adverse effect. The term has been further extended until December 31, 2007.

On July 3, 2003, through Decree No. 311/03, a UNIREN Commission was created, which is to be headed by the Minister of Economy and the Minister of Production, National Planning, Public Investment and Services. Such Commission is in charge of the renegotiation of the contracts through the Renegotiation of Public Works and Services Agreements Committee created by Decree No. 293/02.

Pursuant to several laws that established annual extensions, the term for the renegotiation of the agreements for public works and utilities has been extended until December 31, 2007. The National Executive Power is responsible for submitting the proposals to the Argentine Congress, which will have to approve such proposals within 60 calendar days counted from its receipt. In the event such period expires without Congress having reached a decision, the proposal shall be deemed accepted. If the proposal is rejected, the National Executive Power shall resume the process of renegotiating the relevant agreements.

Law No.25,790 also established that the decisions made by the National Executive Power during the renegotiation process shall not be limited by, or subject to, the stipulations contained in the regulatory frameworks currently governing the concession or licensing agreements for the respective public utilities. Renegotiation agreements may cover partial aspects of concession or licensing agreements, and may contain formulas to adjust such agreements or temporarily amend them. The law also includes the possibility of agreements subject to periodical reviews or subject to quality parameters applied to services rendered. If there are temporary amendments, such amendments must be taken into consideration in the final agreements reached with concessionaires or licensees. The legal provisions do not authorize licensees of public utilities contractors or concessionaires to suspend or alter compliance with their duties.

In time, a tariff regime may be established which will not maintain the value of tariffs in U.S. dollars or in constant pesos in relation to any future increase in the general price level. Therefore, if a future regulatory framework fails to contemplate the evolution of tariffs at a pace that allows balancing the economic and financial equation that the List of Conditions and the Transfer Contract seek to preserve, such a rate system could have an adverse impact on our financial condition and future results. As of the date of issuance of this Annual Report, we cannot predict the final outcome of the renegotiation required by the Public Emergency Law, the tariff regime to be effective in the future or when such regime will be implemented.

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

For example, certain regulated industries, including our own, are subject to a price cap system. Although the price cap system is subject to renegotiation as provided by the Public Emergency Law, no assurance can be given as to the results of any such renegotiation. We do not know when the Secretary of Communications may determine that effective competition exists in any particular area or in the case of any service, and therefore we cannot assure you that we will not be subject to further reductions of our tariffs.

Such price caps and other tariff reductions of differing scope and magnitude may continue for a number of years and may reduce revenues from basic and other services. While we intend to continue to strive to control operating costs and improve productivity, those efforts may not offset, in whole or in part, the decline in operating margins that may result from mandatory tariff reductions.

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

Since 1999, the Argentine government has issued a number of decrees liberalizing the access to the telecommunications market. As a result, a number of new operators have entered the market, including the southern half of Argentina, including most of the Province of Buenos Aires and more than half of the City of Buenos Aires (the “Southern Region”), where we are the incumbent provider of telecommunications services. The new providers of local, domestic long-distance and international telephone services are direct competitors of wireline basic telephone service providers. Although as a result of the liberalization we began to offer telephone services in other areas of Argentina (the “Northern Region”), Telecom Argentina S.A. (“Telecom Argentina”) is the incumbent provider of telecommunications services in the Northern Region. The operators of data transmission networks and other growing companies providing wireless services have also become direct and indirect competitors to the extent the services offered by those companies may be substitutes for wireline telephony. Moreover, cable operator companies, which provide cable TV, can also provide broadband Internet services and fixed-line telephony, and have therefore become direct and indirect competitors.

In the past few years, wireless alternatives have experienced rapid growth and have approximately 30.3 million clients as of December 31, 2006, according to internal estimates. This growth was accompanied with strong investments in Global System for Mobile Communications (“GSM”) networks.

Wireless services have, since their inception, competed indirectly against wireline local services that we provide because cellular and PCS are, in certain cases, alternatives to those services, as well as to public telephone services.

Since the liberalization of access to our market, competition has affected our results of operations as we have lost customers of our long-distance service to Telecom Argentina and other smaller competitors and have had to increase our efforts in order to retain existing customers, to win back the customers we lost and to acquire new customers. As a result of the current competitive environment, we may experience an additional loss of market share and additional price competition in the Southern Region beyond that which has already taken place since October 1999. We may also experience a loss of market share in the future as a result of the ability of a caller to select a long-distance provider for each call and data or Internet providers entering the telecommunications market, including cable operators. In light of the range of regulatory, business and economic uncertainties, as discussed in these “Risk Factors” and elsewhere in this Annual Report, it is difficult for us to predict with meaningful precision and accuracy our future market share in relevant geographic areas and customer segments, the speed with which changes in our market share or prevailing prices for services may occur, or the effects of competition. Those effects could be material and adverse to our overall results of operations and financial condition. See Item 4: “Information on the Company—Business Overview—Competition.”

Our revenues have been in the past, and may again be in the future, adversely affected by a decrease in the number of our customers and usage of our services.

Our revenues depend on our ability to attract and retain customers. However, Argentina’s recession, unemployment and underemployment, coupled with the rise of inflation in 2002, have led to a reduction of wages in real terms and a reduction of disposable income in all class sectors of the Argentine population, which resulted in a decrease in the number of customers that use our services and in a reduction of usage per telephone line. For example, between 2001 and 2003, our lines in service decreased by approximately 152,000 lines with a decrease in the domestic long-distance service of approximately 2% and in the international long-distance service of approximately 37%. This reduction in lines in service and usage of our services had a consequent reduction in our revenues and cash inflows. During 2004, 2005 and 2006, we experienced recovery with increases in our lines in service, ADSL users and in usage of our telephone services. Despite this improvement, we cannot assure you that this pace can be sustained in the future or that future reductions in demand for our services will not take place, which would negatively affect our cash flow and revenues.

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

In the context of the renegotiation of the Transfer Contract with the government, and within a 30-day term subsequent to the execution of the Protocol of Renegotiation by the National Executive Power (“PEN”), we and our shareholders representing at least 98% of our capital stock, would have fully and expressly all the rights we may potentially invoke, and shall withdraw any actions filed or pending, on the basis of, or in relation to, the events occurred or measures implemented as a result of the emergency situation established pursuant to Law No. 25,561 as regards the Transfer Contract and our license. The waivers and withdrawals stipulated will not be construed as a waiver on the part of rights we may have as a result of different circumstances arising in the future. Should such waiver of rights and withdrawal of actions fail to take place, the Protocol of Renegotiation will be deemed terminated on grounds attributable to us and our license will be revoked or be deemed expired.

If any of these events occurs and we lose our license, we might not be able to continue providing telecommunications services, which would have a material adverse effect on our results of operations.

The interests of our affiliates, as our equity owners, may conflict with the interests of the holders of our notes or shares.

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

Apart from requirements of Argentine law that dividends must be paid out of net earned profits arising from an approved financial statement, there are currently no contractual restrictions on our ability to pay dividends. Under Argentine law we will be able to resume paying dividends when we have liquid and realized profits. Telefónica, through Cointel, may exercise its control over our ability to pay dividends (subject to requirements of Argentine law) or to increase the amount or frequency of dividend payments in order to fund expenditures or distributions by Cointel or for other purposes. As a result, Telefónica through Cointel has the legal right and voting power to cause us to pay cash dividends to our shareholders in amounts and at times that may not be in the interests of our creditors.

In 2006 the Boards of Telefónica and Telefónica Móviles, S.A. (“Telefónica Móviles”), both Spanish Companies, resolved to merge the companies, where Telefónica was the acquiring company and Telefónica Móviles was the acquired company. The effective date of the merger was July 29, 2006. As a result, substantial all assets, obligation and business operations of Telefónica Móviles were transferred to Telefónica.

Conflicts of interest between us, Telefónica and other of our affiliates may also arise in connection with the negotiation and performance of duties and the payment of fees under the Management Contract, as well as in connection with other business activities. Telefónica, through its affiliates, also has joint and separate investments in the communications and media sector in Argentina, including mobile cellular and personal communications services (“PCS”) following the effectiveness of the spin-off of our wireless services business and data transmission business. These businesses’ operations became controlled by Telefónica (including the business operations that were controlled by Telefónica Móviles, currently merged into Telefónica) and Telefónica DataCorp S.A. (“Telefónica DataCorp” See Item 4 “Information on the Company—A.Our History and Development—Purchase of Telefónica Data”) respectively, each of which is a subsidiary of Telefónica and independent of us.

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

As of December 31, 2006, the total amount of claims against us based upon ENTel’s alleged contractual and statutory obligations to former ENTel employees (including accrued interest and legal expenses) was approximately Ps.37 million. Court decisions have followed the precedent set by the Supreme Court of Argentina in the area of joint and several liability in labor matters, under which the Supreme Court upheld the provisions of the Work Contract Law No. 20,744, as amended, and declared portions of that law unconstitutional. In the Transfer Contract, under which ENTel was privatized by selling 60% of its common stock to Cointel, ENTel agreed to indemnify us with respect to such claims. Also, the Argentine government has assumed joint and several liability with ENTel for such indemnity obligations and has authorized us to debit an account of the Argentine government at Banco Nación for any related amount payable by us with respect to such indemnification. We believe that the Argentine government’s indemnification obligations should protect us from any material economic consequences of the former ENTel employees’ claims. Under Debt Consolidation Law No. 23,982, ENTel and the Argentine government may discharge their indemnity obligations through the issuance of debt instruments such as negotiable 16-year Debt Consolidation bonds.

As of December 31, 2006, we had paid Ps.13 million in cash for the concluded claims. We are seeking indemnification and reimbursement in connection with these payments. In addition, to date, about Ps.10 million paid by us in this regard were included and verified in an account reporting lawsuit between us and ENTel which was not resolved yet. If we lose a material portion of the current claims and the Argentine government fails to reimburse us timely and sufficiently for the claims, our results of operations may be adversely affected. See Item 8: “Financial Information—Annual Financial Statements and Other Financial Information—Legal Proceedings.”

We employ a largely unionized labor force and could be subject to an organized labor action.

As of December 31, 2006, approximately 78% of our employees were union members. In the last months of 2004, certain Argentine labor unions organized work stoppages and strikes, demanding salary increases in order to recover the purchasing value lost of their salaries after the inflationary period experienced in the country.

As from 2004 to 2006 the unionized telephone workers went on strike over salary increases, which resulted in interruptions of the customer service lines, repair services, directory information and international call assistance services. In addition, in 2004 they took over our National Switching Boards, although service was not discontinued and operations were not materially affected.

After the negotiations on each situation, we and the unions agreed changes in basic salary, among others, as described below.

In September 2006, the Buenos Aires division (“FOETRA Buenos Aires”) of the Federation of Telephony Workers and Employees of Argentina Federación de Obreros y Empleados Telefónicos de la República Argentina or “FOETRA” labor union demanded the inclusion in our collective bargaining agreement of workers from third party companies who provide services to us such as the installation of basic telephone lines and ADSL connections.

Initially, the union workers refused to perform the same services that the third party contracted companies are regularly hired to do and later went on strike. As a result of the fact that the parties could not arrive at an agreement, the Ministry of Work referred the matter to mandatory conciliation, which resulted in the following resolutions:

• A ratification period of obligatory conciliation, which implies that the workers must return to their normal duties as they were previous to the conflict.

• An understanding that we will make an extraordinary contribution to the third party contracted companies’ employees, as well as a contribution for the training of these employees. These funds will be administered by FOETRA until the negotiation of a new collective bargaining agreement.

• An extraordinary and nonremunerative amount to be awarded to employees whose wages were reduced as a result of their participation in the strike.

• A mechanism for resolution of controversies in order to avoid violent measures and a twelve month period for the negotiation of a new collective bargaining agreement.

Additionally, in December 2005, after negotiations with union members, we made an agreement based on:

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

In 2004, we and the unions agreed increases in the basic salary fixed under the previous collective bargaining agreement of up to approximately 20%, effective from January 2005, and a single final payment of Ps.500 per unionized employee, which was granted in December 2004. The new agreement has a duration of 12 months from January 1, 2005 unless external causes arise requiring a revision during such period.

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

In December 2004, the Argentine government announced executive Decree No. 2005/04 granting another increase in salaries of Ps.100 to private employees, both unionized and non-unionized, effective January 1, 2005. Moreover decree No. 1,295/05 established the mandatory payment of a monthly remuneratory amount of Ps.120 for all private employees beginning on October 1, 2005 instead of the non-remuneratory amount of Ps.100 stated by the above-mentioned Decree No. 2005/04. Immediately prior to the announcement of Decree No. 2005/04, we had privately negotiated a salary increase for our unionized employees and we agreed with the unions that that negotiation will cover up to Ps.110 of the salary increases that were granted by Decree No. 2005/04 and decree No. 1,295/05.

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

We are subject to the periodic reporting requirements of the Exchange Act. However, the periodic disclosure required of foreign issuers under the Exchange Act is more limited than the periodic disclosure required of U.S. issuers. Publicly available information about issuers of securities listed on the Buenos Aires Stock Exchange also provides less detail in certain respects than the information that is regularly published by or about listed companies in the United States or in some other countries. Furthermore, there is a lower level of regulation of the Argentine securities markets and of the activities of investors in such markets as compared with the securities markets in the United States and certain other developed countries. We prepare our financial statements in accordance with Argentine GAAP, which differs in certain respects from U.S. GAAP. (See Note 20 to our Annual Financial Statements).

ITEM 4. INFORMATION ON THE COMPANY

Introduction

Telefónica de Argentina S.A. is one of the largest companies in Argentina in terms of net revenues. We have a non-expiring license to provide telecommunications services in Argentina. We also provide other telephone-related services such as international long-distance service, data transmission and Internet service. Through September 30, 1999, we provided domestic and international telephony services in the Southern Region on an exclusive basis. Commencing in October 1999, the Argentine government implemented a deregulation plan introducing competition into the market. See “—Our History and Development—Deregulation of Argentina’s Telecommunications Sector.”

As of December 31, 2006, our telephone system included approximately 4.6 million lines in service.

A. Our History and Development.

General

We were organized in Argentina as a sociedad anónima under the Companies Law on April 23, 1990, under the name Sociedad Licenciataria Sur S.A. for a period of 99 years, and we were registered with the Registro Público de Comercio (the “Public Registry of Commerce” or “PRC”) of Argentina on July 13, 1990. Our present name, Telefónica de Argentina S.A., was registered with the Public Registry of Commerce on December 3, 1990. Our commercial name is Telefónica.

Our principal executive office is located at Avenida Ingeniero Huergo 723, (C1107AOH), Ciudad Autónoma de Buenos Aires, Argentina, and our telephone number is (5411) 4332-2066, facsimile number (5411) 4332-2066, e-mail: irelations@telefonica.com.ar, website: www.telefonica.com.ar.

Privatization of Argentina’s Telecommunications System

Prior to November 8, 1990 (the “Transfer Date”), Argentina’s telecommunications system was operated principally by ENTel, an enterprise wholly owned by the Argentine government. Pursuant to State Reform Law No. 23,696 and a series of decrees regarding the privatization of ENTel, the Argentine government:

•	divided the ENTel telecommunications network into the Southern Region and the Northern Region;

•	granted licenses to provide basic telephone services in the Southern Region to us and in the Northern Region to Telecom;

•
granted licenses to provide telex, data transmission and other non-basic, international telephone services to Telecomunicaciones Internacionales de Argentina Telintar S.A. (“Telintar”) and Startel S.A. (companies 50%-owned by us and 50%-owned by Telecom); and

•	caused ENTel to transfer substantially all of its assets, contracts and personnel to us, Telecom, Telintar and Startel S.A.

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

On June 9, 2000, the Argentine government issued Decree No. 465/00, which provided the complete deregulation of the telecommunications market as of November 9, 2000. In the context of that deregulation, we and Telecom each signed new license agreements with the regulatory authorities. Our license agreement is referred to in this Annual Report as the “License Agreement.”

Deregulation also influenced the organization of our then-existing subsidiaries and the services that we provided directly and indirectly. Until April 1999, international services had been provided by Telintar, a company previously owned jointly by us and Telecom. The Argentine government provided in Decree No. 264/98 that in order to ensure effective competition at the end of the period of transition to competition in the provision of basic telephone services, we and Telecom would not be able to jointly own businesses. Therefore, Telintar was dissolved, and the assets and liabilities related to Telintar’s business were spun off into two companies, effective May 1, 1999. One successor to Telintar’s operations, Telefónica Larga Distancia de Argentina S.A. (“TLDA”), was merged into us effective October 1, 1999. Telecom owned the other successor, Telecom Internacional S.A., which merged into Telecom effective October 1, 1999. By virtue of these mergers, both we and Telecom now hold licenses to provide international long-distance services, as do other new licensees that have been granted as the telecommunications sector was opened up to competition. See “—Business Overview—Competition.”

Prior to increased competition in basic telephone services, we and our subsidiaries had provided cellular services including PCS in an environment of limited competition. In contrast, data transmission and Internet services were subject to full competition during that time. As discussed under “Our Reorganization” below, we no longer provide the cellular, PCS, international data transmission and consulting services that had previously been provided by Telefónica Comunicaciones Personales S.A. (which has since changed its name to Telefónica Móviles Argentina, S.A. (“TMA”)), Telefónica Data Argentina S.A. (“Telefónica Data”, formerly Advance Telecomunicaciones S.A.) and Telecomunicaciones y Sistemas S.A. (“TYSSA”), the latter of which was merged into Telefónica Data as of June 30, 2003.

Telefónica Equity Exchange Offers

In May 2000, our indirect parent, Telefónica, launched offers to exchange shares and American Depositary Shares (“ADSs”) of Telefónica for shares and ADSs of its subsidiaries in Brazil, Perú and Argentina. See “—Our Reorganization” below.

Upon the expiration of the Argentine exchange offer, shareholders representing approximately 44% of our capital stock tendered their Class B Shares and ADSs representing such shares in exchange for Telefónica shares and ADSs. Consequently, Telefónica became the beneficial owner as of such date of 203,841,901 Class B Shares (including 16,542,991 Class B Shares previously held by TIHBV), and 76,040,977 ADSs (which represented ten Class B Shares as of such date).

Our Reorganization

Telefónica, which through its subsidiaries is our controlling shareholder, completed a reorganization of its global businesses along business lines. In the context of Telefónica’s global reorganization plan, our Board of Directors decided on January 30, 2001 to effect a reorganization of the businesses of our subsidiaries (the “Reorganization Transactions”). The reorganization of those businesses through certain spin-offs and consolidations was implemented through a procedure under Argentine Companies Law called escisión-fusión, or spin-off/merger.

On January 25, 2001, Telefónica made capital contributions of our shares to its subsidiaries to effect the Reorganization Transactions:

Recipient Subsidiary	Capital Contribution by Telefónica (1)
Telefónica Móviles	323,050,945 Class B Shares (including 24,920,528 ADSs)
Telefónica DataCorp	63,524,218 Class B Shares (including 5,096,971 ADSs)
Telefónica Internacional S.A. (“TISA”)	561,133,517 Class B Shares (including 45,023,478 ADSs)

(1) Number of shares and ADS are before our Voluntary Capital Stock Reduction. See Item 7 “Capital Stock Reduction”

In connection with the Reorganization Transactions, on January 30, 2001, our Board of Directors, as well as the boards of directors of Cointel, Telefónica Data, TMA and Telinver, approved a preliminary agreement for the spin-off/merger of specified assets and liabilities of their companies into us prior to the Reorganization Transactions as follows:

•	Telinver’s assets and liabilities relating to its equipment sales and point-of-sale network business;

•	Telefónica Data’s assets and liabilities relating to its Internet access business (except for corporate customers);

•	TMA’s assets and liabilities relating to its data transmission business, including frequency band “B” user licenses;

•	Telefónica Data’s point-to-point lines located in the Southern Region;

•	Telefónica Data’s 80% interest in the Starnet network;

•	Telefónica Data’s 100% interest in the IP (Internet Protocol) network; and

•	Telefónica Data’s 80% ownership interest in a satellite network.

Additionally, a transfer of assets and liabilities from Telinver to us by spin-off/merger occurred effective February 1, 2001 as Telinver spun off its participation in an online shopping portal and merged it into us.

On March 30, 2001, at an extraordinary shareholders’ meeting, our shareholders approved the Reorganization Transactions, under which we spun off:

•
our assets and liabilities related to the international data transmission business, including our international data transmission business, a portion of goodwill associated with the international data transmission business of Telefónica Data and our ownership interest in Telefónica Data;

•	our consulting business (represented by our ownership interest in TYSSA, which was later merged into Telefónica Data); and

•
our assets and liabilities related to the mobile (cellular) and personal communications services of TMA, which were consolidated into Telefónica Móviles Argentina, which has changed its name to Telefónica Móviles Argentina Holding S.A. (“TMAH”).

As a result of the cancellation of approximately 18.4% of our capital stock, Cointel’s percentage ownership of our capital stock increased to approximately 64.8% from approximately 52.9%.

In splitting up our business units, we remain primarily a wireline provider of local, domestic long-distance and international telecommunications services, as well as Internet services. We continue to be owned by Telefónica indirectly through Telefónica Holding de Argentina S.A. (“Telefónica Holding”), Cointel, TISA and TIHBV, and no longer have an equity interest in or control over TYSSA (currently merged into Telefónica Data), TMA or Telefónica Data. As a result of the merger of Telefónica Móviles into Telefónica, Telefónica directly controls TMAH and indirectly controls Telefónica Data through Telefónica DataCorp.

Purchase of Telefónica Data

In connection with Telefónica´s Group internal reorganization process, on May 4, 2006, our Board of Directors approved the purchase and sale of shares that represent 97.89% of the capital stock and vote power of Telefónica Data, owned by Telefónica DataCorp, a company indirectly controlled by Telefónica. This transaction was approved by our Audit Committee, prior to its discussion by the Board of Directors. The Audit Committee considered that the transaction reasonably qualifies as having been agreed on terms that are usual and customary in the market.

On June 16, 2006, we and Telefónica DataCorp entered into a share purchase and sale agreement which provides that such purchase and sale transaction is contingent upon, among other obligations assumed by the parties, us and Telefónica DataCorp being granted an authorization by the Secretary of Communications under the terms of Decree No. 764/00 within 12 months of the execution of the abovementioned agreement. On July 10, 2006 we filed with the Secretary of Communications an application for the abovementioned approval, which has not been granted as of the date of this Annual Report.

The closing date of the transaction, understood as the date on which Telefónica DataCorp shall transfer the shares and we will pay the price, will take place within 5 business days following compliance with the condition mentioned in the previous paragraph.

The price for the purchase and sale of the shares was established in the amount of U.S.$51 million, which will be adjusted on the basis of the variations in working capital, contingencies provisions and agreements with customers and suppliers between the effective date established in the share purchase and sale agreement and the date of the effective transfer thereof.

At present, Telefónica Data is engaged in the supply of digital connectivity services (high-capacity data transmission and other value-added services), Internet access services for corporate customers and advisory and consultancy services, as well as in the design, supply and management of telecommunications services and information technology.

B. Business Overview.

We are a licensed supplier of telecommunication services in Argentina.

Until 1999, we owned virtually all public exchanges, the network of local telephone lines and the principal domestic long-distance telephone transmission facilities in the Southern Region. As a consequence of the liberalization of the restrictions on competition in the market of telecommunications services, we are expanding our operations outside the Southern Region into the Northern Region. Currently, our licenses permit us to provide local and domestic long-distance and international services, international data transmission and domestic and international telex services throughout Argentina. See “—Our History and Development—Deregulation of Argentina’s Telecommunications Sector.”

As of December 31, 2006, our telephone system had approximately 4.6 million lines in service, or approximately 24 lines in service per 100 inhabitants of the Southern Region. Our assets were approximately Ps.6,437 million and our net revenues were approximately Ps.3,747 million for the fiscal year ended on December 31, 2006. Based on historical net revenues, we are one of the largest companies in Argentina. See “—Revenues” below.

Our telephone network includes installed telephones and switchboards, a network of access lines connecting customers to exchanges, trunk lines connecting exchanges and long-distance transmission equipment. The following table provides, as of each indicated year, certain basic information relating to the development of our domestic telephone system as of the dates indicated.

	December 31, 2006	December 31, 2005	December 31, 2004	December 31, 2003	December 31, 2002
Lines installed(1)	4,818,612	4,728,439	4,615,470	4,570,739	4,561,447
Lines in service(1)(2)	4,638,914	4,534,844	4,328,513	4,168,825	4,182,277

	December 31, 2006	December 31, 2005	December 31, 2004	December 31, 2003	December 31, 2002
ADSL Broadband users	515,612	301,902	188,840	69,336	34,410
Lines in service per 100 inhabitants (Southern Region)	24	26	25.1	24.4	24.7
Lines in service per employee	478.6	509.6	494.3	477.2	464.8
Total pending applications(3)	47,650	47,649	35,578	22,200	13,764
Percentage of lines connected to digital exchanges	100%	100%	100%	100%	100%
Public telephones installed	119,189	120,625	117,028	107,529	101,552

(1) Includes local lines, public lines and digital trunk access in service.
(2) Excludes presubscribed lines.
(3) Backlog in lines requested by customers for whom installation is pending.

As of December 31, 2006, approximately 56.5% of our lines in service were in the greater Buenos Aires multiple area, including 19.2% of our lines in service that were located within the City of Buenos Aires. Approximately 86.2% of our lines in service as of December 31, 2006 were residential, with the remainder being professional, commercial and governmental customers.

The services that we provide are generally subject to regulation. The relevant governmental regulatory authorities include the National Communications Commission, the successor to the National Telecommunications Commission (the Comisión Nacional de Telecomunicaciones), and the Secretary of Communications (the Secretaría de Comunicaciones), both of which currently regulate and control telecommunications and telephone services in Argentina. This Annual Report sometimes refers to any of the National Communications Commission, the National Telecommunications Commission and the Secretary of Communications as the “Telecommunications Regulatory Authority.” See “—Regulatory Matters” below.

On April 10, 2002, our shareholders voted to broaden our corporate purpose to enable us to engage in other types of businesses not strictly related to rendering telecommunications services, including: purchasing equipment, infrastructure and telecommunications-related goods, as well as rendering any type of services, such as consulting and accounting, human resources and tax administration services. In view of the amendment to our corporate purpose, it was necessary to obtain the corresponding authorization of the Telecommunications Regulatory Authority. We filed an application for authorization with the Secretary of Communications, which was granted by such authority with the scope requested by us through Resolution No. 137/2006 dated August 16, 2006.

Business Strategy

Our short-term strategy has been to continuously adapt our business plans to address the challenges and risks presented by the Argentine economy. Therefore, the short-term strategy focused on the renegotiation of our contract, cost controls and efficiency improvements, capital expenditures controls management of working capital and cash and liquidity.

During 2006 the focus was placed on actions oriented towards achieving our vision "to be the most admired company in Argentina in terms of employee enthusiasm, customer satisfaction and contribution to the country’s development”.

Our cornerstones are:

•	To provide broadband services: with a satisfaction culture that fosters innovation and change at both individual and operational levels.

•	To promote efficiency: through a dynamic structure that optimizes existing resources and designs clear and effective processes.

•	To enhance society development: through its on-going, dedication to stand for social and ethical issues.

•	To build trusted relations with unions, identifying common spaces and objectives and working together towards labor advancement.

•	To foster organizational leadership by showing the way for evolution and learning, from individual leadership to organizational leadership.

During 2006 we also implemented the following policies and measures based on:

•
Revenues: We concentrated on developing and promoting certain products that we consider to have strategic importance. We principally focused on broadband services (our ADSL users increased 71% to approximately 516,000), basic telephone lines (our lines in service increased by approximately 104,000 lines) and value added services;

•	Capital Expenditures: We concentrated on capital expenditures related to our strategic products, such as ADSL and basic telephone services; and

Also during 2006, we continued developing the last year of the Programa Compromiso Cliente (Customer Commitment Program), which began in 2004. This program’s goal was to improve services to customers through innovation, better customer service, increased efficiency and human resources management. Consequently, as part of this strategy we focused on our existing customers, sales of prepaid minute packages, increasing consumption, promoting value added services and broadband services, and competition management, both in long distance and in public telephones. During 2006 these actions were focused in the approach of human resources closer to our areas in order to understand and apply a focused approach to employee satisfaction, including communication actions by the principal officers and all the executives from the Human Resources department. These actions led to the implementation of improvements requested by the employees and their direct management lines in the logistics systems, work tools, building suitability, clothing and personal protection gear in reply to feedback received from them.

Our current long-term business strategy is to maintain and enhance our position in Argentina’s competitive telecommunications market, mainly through the enhancement of the quality of the services rendered to our clients. This main objective will be achieved by the introduction of new and high quality products and services to our current and future clients, the introduction of service offerings in new geographic areas, improving and expanding services in the markets we currently serve , and our continuous development as a provider of telecommunications services for corporate and residential customers, among others.

In this respect, we intend to continue to solidify our position as the leading provider of integrated telecommunication business solutions in Argentina by providing a full range of high quality services including voice services, value added services, broadband, dial-up Internet access, and other high-technology products for corporate users of various sizes through different marketing channels. We intend to develop shortly multimedia services, strengthening our position as an integrated communication and entertainment provider. We also intend to continue to invest substantial resources and efforts in training and personnel development in order to offer better services to our clients, and incentive programs to reduce costs and improve efficiency.

We believe that the implementation of these short and long-term business strategies will continue to have a beneficial effect on competitiveness and mitigate the adverse effects of growing competition and Argentina’s economic and regulatory situation.

Our business strategy contemplates continuing to increase the share of investments dedicated to broadband in our global budget of investment for the coming years, boosting contents and the variety of broadband-based value added services offered, including multimedia, music and games, among others.

Commercial and Marketing Channels

The objectives established in the business units were achieved through commercial intelligence tools, micro-segmenting models, consumption prediction models, studies of consumer demand, targeted commercial actions, etc. These tools helped strengthen our commercial actions and improve efficiency in the respective processes.

We are fully oriented towards our customers, and their full satisfaction is our day-to-day commitment. We believe that strong customer relationships develop sustained growth.

We are organized through the following commercial units in order to approach and achieve our commercial and marketing strategy:

Corporate Customers

This business unit attends to our top 1,000 customers, including government offices, and specializes in the development of integrated and high quality solutions. Our main goal is to focus on the needs and opportunities of big companies and customers and the opportunities they offer in terms of service demand.

Preferential Customers

Our Preferential Business Unit succeeded in maintaining our leading position in the small and medium enterprises market (retailers and professionals). As a result, we have gained a foothold as the only provider in Argentina to offer comprehensive telecommunications solutions with this kind of customer.

The Preferential Business Unit serves 180,000 customers by supplying differential service and hands-on advice, and promoting growth in small and medium enterprises through value propositions based on an understanding of customers’ needs, training and development of new products and services tailored to each specific need.

 In this respect, a number of products were developed during 2006 allowing customers to monitor the workplace on a remote basis, create an Internet-based network of up to 5 computers, and maintain the computer network, among others, thus obtaining high-technology customized solutions and access to services that were formerly restricted to large companies.

Our commitment to customers as well as our orientation towards full customer satisfaction represent a clear and permanent channel of communication that we hope will allow us to maintain our leadership in this type of customer base.

Residential Customers

As regards our traditional business, the number of residential customers, such as families, retirees and public phones, continued to grow. This unit serves more than 4 million lines in service. In this respect, both the plans designed to improve network flexibility and the differential marketing policies deserve special emphasis. Advertising together with the strong name recognition of our company are important tools in managing the growth of this commercial business unit.

In March 2006, we implemented a number of changes in our commercial organizational structure with a clear focus on customer-oriented management. These changes involved the creation of three customer sub-segments:

•	Premium (focus on broadband Internet services)

•	Traditional (focus on post-paid Basic Telephony services)

•	Massive (focus on pre-paid Basic Telephony and Public Telephone services)

Wholesale Business

Our wholesale business serves other telecommunication providers, such as cellular companies, or fixed-line providers, with network access and facilities. In addition to the necessary interconnection service, the wholesale business offers optional products and services (such as direct digital lines, long-distance transmission, broadband links, and IP traffic).

During 2005 and 2006, the wholesale business saw significant growth. Such growth was principally due to a sustained demand from the wireless telephony market, the growth of economic activity and the development and growth of new services, such as IP traffic, which allowed us to increase our broadband market share.

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

The following table sets forth our then-current month-end base rates (prior to any applicable discounts) for various components of local service and domestic long-distance service. Pulses (as defined below) are still used to calculate monthly basic charges and charges for local and long-distance services. These charges used to be denominated in U.S. dollars and converted to pesos at the month-end exchange rates for the month indicated until the enactment of the Public Emergency Law. Under certain circumstances, we may apply discounts with respect to these rates. These amounts do not include value-added taxes.

Telephone Rates

	December 2006	December 2005	December 2004	December 2003	December 2002
	(in pesos)
Residential:
Installation charge per line	150	150	150	150	150
Monthly basic charge(1)	13.23	13.23	13.23	13.23	13.23
Pulses
Month equivalent	282	282	282	282	282
Commercial:
Installation charge per line	150	150	150	150	150
Monthly basic charge(2)(3)	30.20	30.20	30.20	30.20	30.20
Pulses
Monthly equivalent(3)	644	644	644	644	644
Prices:(4)
Price per pulse (nominal) in pesos	0.0469	0.0469	0.0469	0.0469	0.0469
Price per pulse in U.S.$ (5)	0.015	0.015	0.016	0.016	0.0139

Telephone Rates

	December 2006	December 2005	December 2004	December 2003	December 2002
Exchange Rate Ps.1.00/U.S.$1.00 (5)	3.07	3.03	2.98	2.93	3.37

(1)	Retirees and pensioners whose consumption is less than 300 pulses per two-month period, as well as residential customers whose consumption is less than 150 pulses per two-month period, have preferential tariffs.

(2)	Monthly basic charge for measured service in an area with more than 200,000 telephones.

(3)	Corresponds to the Province and City of Buenos Aires. For the rest of the Southern Region, monthly basic charges amounted to Ps.27.3 during the period 2002-2006. The pulses/monthly equivalent was 582 for the period 2002-2006.

(4)	Effective November 1, 1991, under the rate agreement, customers were billed in pesos at an exchange rate of the average of the closing bid and offer exchange rates quoted by Banco Nación for wire transfers of U.S. dollars on the day before each bill was prepared. However, the Public Emergency Law, effective as of January 6, 2002, invalidated clauses contained in contracts with the Argentine government under public law (including the provision of telecommunications services) providing for adjustments based on price indices that are applicable in other countries, as well as any other adjustment method, and converted our rates at one peso to one U.S. dollar.

(5)	See “Presentation of Financial Information”

Our principal sources of revenues for the fiscal year ended December 31, 2006 were approximately 26% from local and domestic long-distance measured services, approximately 22% from monthly basic charges, approximately 19% from special services, approximately 17% from access charges, approximately 4% from public phones and approximately 3% from international long-distance services.

Operating revenue figures presented by category of services in this Annual Report are derived from our accounting records, certain reports from our billing systems and certain estimates made by our management. This breakdown is not included in our Annual Financial Statements.

The table below shows our sales revenues broken down by category of service.(1)

	Fiscal Year ended December 31, 2006	Fiscal Year ended December 31, 2005	Fiscal Year ended December 31, 2004	Fiscal Year ended December 31, 2003	Fiscal Year ended December 31, 2002(4)(5)
	(in millions of pesos restated for inflation until February 28, 2003)(1)
Basic telephone service
Measured service	975	923	893	837	922
Monthly basic charges(2)	832	787	746	691	823
Special services	695	565	477	396	396
Public phones	163	185	203	194	224
Access charges	635	517	403	335	294
International long-distance service	123	125	108	105	94
Direct lines	90	79	88	86	86
Other	234	186	187	157	156
Publishing of telephone directories	—	—	—	—	65
Total(3)	3,747	3,367	3,105	2,801	3,060

(1)	See “Presentation of Financial Information” in the initial pages of this Annual Report.

(2)	Includes monthly basic charges and charges for supplemental services.

(3)	We accrue our operating revenues for each financial reporting period based on pulses (defined below) and services consumed, whether or not charges for the pulses and services have been billed.

(4)	Figures have not been restated to reflect the change in the presentation criteria of turnover tax.

(5)	Figures on a consolidated basis with Telinver. Figures do not include the effect of the disposal of Telinver. (See Note 16 to our Annual Financial Statements).

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

In the Memorandum of Understanding 2006, the parties agreed to comply with and maintain the legal conditions provided in the Transfer Contract and regulations effective to date. Thirty days after the public hearing to discuss the Memorandum of Understanding 2006 which was celebrated on April 28, 2006, both we and our shareholders should suspend for 210 working days all the claims, remedies, and lawsuits filed or in progress before administrative and arbitral tribunals or any court of law, in Argentina or abroad, based on or related to the events occurred or measures taken as a result of the emergency situation under Law No. 25,561 regarding our license and Transfer Contract. In this sense, we and our shareholders filed on time, the suspension requested mentioned in the Memorandum of Understanding 2006. On March 2, 2007 we and our shareholders informed that would be prepared to extend the suspension for an additional six-month period as from April 5, 2007. After the procedures provided for in current regulations are met, this instrument will be a necessary background to execute the Protocol of Renegotiation of the Transfer Contract approved by Decree No.2,332/90 as provided for Law No.25,561, Section 9.

Among other things, the Memorandum of Understanding 2006 provides the future unification of the reduced rate calling time band for local, domestic and international long-distance calls, starting as from the implementation of the Protocol of Renegotiation.

Domestic Long-Distance Service

As indicated above, as of the Transfer Date, our domestic long-distance service was provided principally through our microwave network, using analog switching and transmission technology. We converted our microwave network to digital switching and transmission technology. As of December 31, 2006, we had constructed 18,879 kilometers of an optical fiber network, of which 5,321 kilometers are in the Northern Region, for domestic long-distance transmission between major cities and another optical fiber network for transmission between local exchanges.

We estimate that, for the fiscal years ended December 31, 2006, 2005 and 2004, domestic long distance traffic represented approximately, 43%, 43% and 40%, respectively, of all measured service revenues.

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

As of December 31, 2006, approximately 65% of our monthly basic charges and measured service revenues were generated by residential customers. The remainder was comprised of professional, commercial and governmental customers.

Special Services

From 2001 to 2006, we significantly increased the offering of value-added services, including (1) supplementary services (e.g., call waiting, call forwarding) provided through digital switches and telephones, (2) special services for companies (e.g., digital links between customers and digital trunk access), (3) other services supported by an intelligent network (e.g., calling cards, toll-free calling, voice messaging, collect calling), (4) prepaid cards, and (5) Internet access (including ADSL broadband services and Internet traffic).

During 2004, 2005 and 2006 we experienced an increase in our lines in service and ADSL users, which contributed to an increase in our revenues. In 2006 our lines in service increased by approximately 104,000 lines, or by 2.3% and our ADSL users increased by approximately 214,000 users, or by 71%. In 2005 our lines in service increased by approximately 206,000 lines and our ADSL users increased by approximately 113,000 users. Our mission and strategy is to continue growing in high-speed Internet broadband services such as ADSL connections, with the aim of reaching one million ADSL customers by 2008.

As part of the Reorganization Transactions, Telefónica Data transferred its Internet service access operations (including its Internet service provider (“ISP”) network and non-corporate ISP customers) to us. Telefónica Data also transferred to us its 80% interest in the Starnet network and its 80% interest in a satellite network.

Public Phones

As of December 31, 2006, we had 119,189 public telephones installed. Of these, as of December 31, 2006 12,589 are public telephones that we installed in the Northern Region and 106,600 are public telephones installed in the Southern Region. We charge for each call a measured service and an amount for usage measured by usage units. The majority of the public telephones are operated by third parties who are billed for usage. We provide a variable commissions to individuals and small- to medium-sized companies in the offering of semi-public and public telephone services so as to increase the availability of such services. We have installed coin-operated modular telephones that permit placing local, domestic long-distance, and international calls by direct dialing. These modular telephones are connected to a centralized information management system.

Access Charges

Revenues from access charges through December 31, 2006 consist of fees collected from other operators, such as (1) local and/or long-distance providers, (2) cellular and PCS licensees, and (3) other minor providers of telecommunication services related to interconnection services that primarily include access, termination and long-distance transport of calls. Interconnection charges are principally calculated on a per minute usage.

As shown in the table below, as of November 8, 2000, Decree No. 764/00 lowered the connection prices for calls within local areas :

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

During 2003, 2004, 2005 and 2006, most of these prices were adjusted by CER as described elsewhere in this Annual Report.

International Long-Distance Service

Revenues from our sales of international long-distance service consisted of:

•
amounts billed to our local service customers who have not presubscribed with another long-distance provider and to Telecom’s local service customers (through a presubscription process) for outgoing telephone calls;

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

Among other things, the Memorandum of Understanding 2006 provides the future application of a correction factor to international incoming calls in the local areas such that the value mentioned in section 37, Exhibit II, Presidential Decree No. 764/00 would be increased threefold.

Currently, we are licensed to provide international services throughout Argentina. We are connected to numerous worldwide submarine cable networks. This access to the global network provides us with optical fiber connections to many of the largest and most frequently called international destinations, including Brazil, Uruguay, the United States, the United Kingdom, Venezuela, Germany, France, Japan, Korea, Singapore, Portugal, Spain, Canada, Australia, Italy, Switzerland, Taiwan and Hong Kong.

Currently, we are a member of two joint ventures of telecommunications companies organized to construct and operate submarine cable systems called PANAMERICANO and ATLANTIS-2. PANAMERICANO went into operation in the first quarter of 1999 and stretches north along the Pacific coast from Chile, connecting all Latin American countries having a Pacific shoreline and providing an alternative route to the United States. Effective on February 22, 2000, ATLANTIS-2 offers routes to the United States, Africa and Europe, with moorings touch with continental lands in Argentina, Brazil, Dakar, the Canary Islands, Cape Verde and Portugal.

In December 2002, we purchased an Indefeasible Right of Use (IRU) of capacity from Telefónica Internacional Wholesale Services S.A. (“TIWS” or formerly Emergia S.A.) in its ring network for voice traffic and IPLs (International Private Line), allowing us to be part of the Telefónica global network, together with the other affiliates, thus improving quality and services. By means of this network, all of Telefónica’s subsidiaries are interconnected and have more alternatives to route international traffic.

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

Direct Lines

Direct lines are dedicated point-to-point leased lines for data transmission. The bandwidth of direct lines varies depending on customer requests from 9.6 kbps to 1,920 kbps. We collect fees from installation and monthly charges. In addition, fees from installation are collected only once and in case of specific installations. We collect additional one-time monthly charges depending on: (i) type of line, (ii) bandwidth, (iii) distance between points leased, (iv) duration of the contract and (v) usage of the lines. Moreover, this service is not regulated and out of the scope of Law No. 25,561.

Other Sources of Revenues

Other sources of revenues include installation charges, other charges to affiliates, charges for operator-assisted long-distance calls, and other minor miscellaneous customer charges.

Revenues from installation charges consist primarily of fees for installation of new phone lines. Pursuant to the provisions of Decree No. 264/98, the Secretary of Communications can approve limitations on fixed rate installation charges below U.S.$100 for (1) new, low-consumption customers, (2) retirees, (3) students, and (4) residents of low-income suburbs, in accordance with contractual arrangements established by regulation. On March 27, 1998, the Secretary of Communications issued Resolution No. 868/98, which limited installation charges to U.S.$200 as of April 1, 1998, and to U.S.$150 as of October 1, 1998. In these amounts in U.S. dollars were converted into pesos by virtue of the Public Emergency Law. In our opinion, the effect of the limits on installation charges on our business, financial condition and results of operations has not by itself been material.

We also derive revenues from the sale of telephone booth terminals, cellular handsets, batteries, computers, related equipment, invoicing and services collection, and network capacity. We sell equipment through direct telemarketing and through retail stores and showrooms.

Other Services and Investments

E-Commerce Latina

As of February 1, 2001, we succeeded to our former subsidiary Telinver’s 50% interest in E-Commerce Latina S.A. (“E-Commerce Latina”). The remaining 50% of E-Commerce Latina was owned by Alto Palermo S.A. (“Alto Palermo”). E-Commerce Latina owns 98% of Altocity.com S.A. (“Altocity”), an entity that engages in the business of selling via the Internet a variety of items, including music CDs, electronic appliances, computer hardware and software and books.

On October 24, 2006, we and Alto Palermo entered into a Share Purchase and Sale Agreement whereby we agreed to transfer 808,354 shares of E-Commerce Latina’s capital stock and 11 shares of Altocity.com’s capital stock to Alto Palermo. The sale price of the shares was Ps.85,876.

On January 17, 2007, we transferred our ownership interest in E-Commerce Latina as the parties had complied with the duties stipulated in the purchase and sale agreement, including obtaining an opinion of the Comisión Nacional de Defensa de la Competencia, the Federal Anti-Trust Board or “FATB” that excluded this transaction from the requirement of previous control by such agency.

Other Investments

As of December 31, 2004, we had a 0.12% share in Intelsat Ltd (“Intelsat”). Intelsat owns and operates a global satellite system that provides voice/data and video services via satellite. Under an agreement signed between us and Intelsat U.K., the common shares held by us in Intelsat were pledged as collateral for the payment of our obligations arising in relation to utilized segment capacity. In October 2004, at shareholders’ meeting of Intelsat, the shareholders decided to sell 100% of Intelsat’s capital stock to Zeus Holding Limited. In exchange for the sale, the shareholders of Intelsat received U.S.$18.75 per share. On January 28, 2005, Intelsat announced the closing of the sale and made payments to its shareholders according to the terms of the sale. Moreover, we changed the collateral in the pledge agreement to cash collateral in order to maintain the guarantee of payment of liabilities arising in relation to the utilized segment capacity.

At a special shareholders’ meeting on July 19, 2004, the shareholders of New Skies Satellites N.V. (“New Skies”) decided to liquidate the company and sell 100% of its assets to The Blackstone Group subsidiaries. Pursuant to this transaction, we liquidated our 0.15% interest in New Skies. We accounted for the liquidation and sale of the interest in New Skies in fiscal year 2004. It did not have a significant impact on our results of operations.

We may from time to time, and in connection with TISA or our other affiliates, invest in or acquire other assets or equity interests in telecommunications operations in or outside of Argentina.

Disposal of Telinver-Publishing of Telephone Directories

Under the License Agreement, we had the right to edit, publish, and sell advertisements in, as well as the obligation to distribute, telephone directories in every local area that we serve, which is principally comprised of the Southern Region. We conducted this business through our former subsidiary, Telinver. The revenues of Telinver were principally derived from the publishing of telephone directories, but also from telephone booth advertising.

As of December 31, 2004, Telinver’s liabilities in foreign currency exceeded current assets in foreign currency by approximately U.S.$36.5 million and, in addition, total liabilities exceeded total assets. This gave rise to a negative shareholders’ equity in the amount of Ps.36 million, a condition which under Argentine law required Telinver’s dissolution because of the lack of sufficient capital stock due to accumulated losses.

After evaluating Telinver’s financing needs in light of the Argentine economic situation and the current difficulties in obtaining credit, on January 3, 2005, we assumed all of Telinver’s debt in an amount of U.S.$39.2 million, corresponding to Telinver’s total indebtedness owed to TISA. TISA expressly consented to the assignment of such debt by Telinver to us. In addition, TISA agreed to reduce the interest rate of that debt from LIBOR plus 9% to LIBOR plus 4.5%.

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

The outstanding balance of the debt of Ps.45 million after the capitalization mentioned above, was prepaid by Telinver on July 31, 2006 for the sum of Ps.28 million plus interest accrued as of that date, as a result of the acceleration clauses included in the sale contract of Telinver, as described below.

On November 11, 2005, we sold 100% of our shares in Telinver and other related assets to Telefónica Publicidad e Información, S.A. and Telefónica Publicidad e Información International, S.A. (the “TPI Group”), which acquired 95% and 5% of the shares, respectively, Spanish companies that belonged to the Telefónica Group until August 2006 . The transaction was approved by our Audit Committee prior to the discussion thereof by the Board of Directors. The Audit Committee concluded that the transaction, the conditions of which are summarized below, may be fairly considered as meeting the normal and usual market conditions. The main terms of the transaction are as follows:

Price: U.S.$.74 million (value of assets), from which the financial debt (net of treasury) and allowances of approximately U.S.$.7.5 million were deducted.

Term: The purchase price would be paid by TPI Group over a term of 2 years and 6 months from the date of execution, plus an interest rate equivalent to 5.03% per annum. This payment was secured by two promissory notes issued by each of the purchasers. However, the agreement provided for the acceleration of terms in the event Telefónica were to decrease its direct or indirect interest in TPI Group below 50.1% and/or lost management and control over TPI Group.

Guarantees: We granted guarantees customary in these kinds of purchase and sale agreements. See Item 5: “Operating and Financial Review and Prospects—Off-Balance Sheet Arrangements—Commitments Related to the Sale of our Equity Interest in Telinver.”

Other contracts: Before the sale of the shares, we and Telinver signed new agreements for the edition, publication, distribution and advertising exploitation of the telephone directories and the provision of billing services on account and behalf of other parties. Both agreements have been implemented on the basis of the following conditions:

Edition Agreement: We have entrusted Telinver with the edition, publication, distribution and advertising exploitation of the telephone directories. Under this agreement, we receive a compensation fee for the net revenues derived from advertising exploitation of the telephone directories and continue to be liable for the costs of the directories’ white-page section.

Billing agreement on account and behalf of Telinver: We bill and collect on account and behalf of Telinver the sale of advertising space to our customers.

As a result of the disposal of Telinver, we have discontinued operations in the advertising exploitation business segment and continue only with the telecommunications business segment.

On July 24, 2006, Telefónica sold its total shareholding in TPI Group; therefore, as of that date TPI Group no longer belongs to Telefónica Group. As a result of the change in the shareholders’ control over TPI Group and pursuant to the enforcement of the acceleration clauses mentioned above, as of August 1, 2006, these companies early prepaid the sale price of the sale of Telinver to us and the interest accrued as of that date.

Collection and Termination Policies

Our policies for past due accounts depend on the type of service, as follows:

Basic Telephone Service.: Once an account is past due, we first make numerous recorded and personal calls to resolve the situation followed by a formal notification. If that fails, we restrict the line to incoming calls. If the account still remains past due, we engage a collection agency. If the agency is unsuccessful at collecting the amount due, the line is disconnected. The collection agency continues being involved after the disconnection is made.

This termination policy is in compliance with applicable government regulations.

 Broadband users (ADSL):. Once an account is past due, we first send mail and make recorded and personal calls to resolve the situation. If that fails, we block access to the Internet. If the account remains past due after 75 days we engage a collection agency and also there is a third party company attempting to retain the client. If these actions are unsuccessful, the broadband user is disconnected.

We collect customer payments through a number of different channels, including banks, third-party collection channels and our own commercial offices and automatic bank debits and credit cards.

Management Agreement

The List of Conditions for the privatization of ENTel provided that one of the members of the consortium taking part in the privatization had to be an experienced telecommunications operator, which was required to enter into a management agreement with the surviving companies of ENTel for a fee for the services provided by the operator.

As a result of the requirements of the List of Conditions, we entered into a management agreement with Telefónica, whereby the latter is the "Operator" (the “Management Agreement”). Under the Management Agreement, Telefónica is responsible for managing our business and for providing services, expertise and know-how with respect to our entire range of activities. Also, the Management Agreement provides Telefónica with management powers relating to our day-to-day operations. Telefónica's responsibilities include: (i) developing general policies; (ii) designing personnel and compensation structures; (iii) supplying necessary personnel; (iv) selecting appropriate expertise and technology; and (v) developing detailed action plans and budgets for us.

As of the date of signing the Management Agreement, Telefónica held a 6% indirect equity interest in us.

The Management Agreement establishes that the management fee paid to the Operator, Telefónica, shall amount to 9% of our “gross margin”, defined as (+) Net income (+) fixed assets depreciation (+) financial expenses (+) income tax, and (+) the management fee itself.

In accordance with the List of Conditions, the term of our Management Agreement coincided with the exclusivity period, i.e. until October 10, 1999. As provided for in the Management Agreement, if our exclusivity period were extended, the contract would continue to be in effect with a management fee of up to 9% of the “gross margin” through April 30, 2003 and that; if it was extended beyond that date, the management fee percentage would be reduced to a negotiated amount ranging between 1.5% and 5% of the “gross margin”.

On July 30, 2003, we and Telefónica entered into a Supplement to the Management Agreement, pursuant to which the management fee was established as 4% of the gross margin,

Based on the above and taking into account that at the date of signing the Management Agreement Telefónica held a 6% indirect equity interest in us, We believe that the fee agreed between us and Telefónica was not less favorable than those that would have been obtained from unaffiliated third parties.

During the fiscal years ended December 31, 2006, 2005 and 2004, management fee was approximately Ps.74 million, Ps.75 million and Ps.68 million, respectively. In addition to the management fee, we are obligated under the Management Agreement to cover the costs of personnel assigned to us.

The Management Agreement originally had a seven-year term coinciding with the period of exclusivity provided for in the List of Conditions. The Agreement was automatically extended for an additional period coinciding with the extension of the period of exclusivity of our license to provide telecommunications services. As our license was exclusive until October 10, 1999 (see “—Competition” below), we and Telefónica continued to honor the terms of the Management Agreement until such date. At Telefónica’s option, the Management Agreement was extended through April 30, 2008. Telefónica may terminate the Management Agreement due to:

(1) a delay of more than three months in the payment of the management fee;

(2) the failure by us to implement certain management decisions proposed by Telefónica;

(3) the revocation of our license due to any action or inaction by us or Cointel; or

(4) the development of an irreconcilable conflict between us regarding the management of our business.

In the event Telefónica terminates the Management Agreement for any reason other than point (4) above, we are liable for all damages suffered by Telefónica as a result of such termination. If Telefónica terminates the Management Agreement based on an irreconcilable conflict concerning general policies, a plan of action or the annual budget, it would be entitled to receive, as liquidated damages for 20 quarters following termination 33% of the average quarterly management fee received during the preceding 3 years. We may terminate the Management Agreement due to the revocation of our license to provide telecommunications services, due to the action or inaction of Telefónica or the liquidation or bankruptcy of Telefónica. See “—Regulatory Matters—Revocability of Our License” below.

Capital Expenditures

Pursuant to applicable regulations, we are required to meet certain minimum annual standards regarding the expansion of our telephone system and improvement to the quality of service in order to maintain our non-exclusive license. See “—Regulatory Matters—Service Requirements” below.

The following table sets forth our capital expenditures.

Capital Expenditures(1)(2)
	Fiscal Year Ended December 31, 2006	Fiscal Year Ended December 31, 2005	Fiscal Year Ended December 31, 2004	Fiscal Year Ended December 31, 2003	Fiscal Year Ended December 31, 2002(3)(5)
	(in millions of pesos restated for inflation until February 28, 2003)
Buildings, Land and Equipment	7	11	10	2	4
Switching and Transmission	262	192	191	85	74
External Plant(4)	31	35	26	7	20
Telephone Equipment	29	28	24	17	14
Materials	117	73	109	21	10
Other	122	134	77	54	29
Total	568	473	437	186	151

(1)	The allocation of work in progress and prepayments to vendors among items has been estimated.

(2)	See Note 2.1 to our Annual Financial Statements and Item 3: “Key Information—Selected Financial Data.”

(3)	Excludes Ps.29 million (in pesos restated for inflation until February 28, 2003) in construction in process corresponding to capitalized exchange differences.

(4)	“External Plant” includes transmission lines and other transmission facilities (principally underground cables), but excludes real property not associated with transmission facilities, which is included under “Buildings, Land and Equipment.”

(5)	Figures on a Consolidated basis with Telinver. Figures do not include the effect of the disposal of Telinver. (See Note 16 to our Annual Financial Statements).

For the fiscal year ending December 31, 2007, we expect to make capital expenditures of approximately Ps.500 million. Estimates for capital expenditures are preliminary and are based upon assumptions regarding commercial, technical and economic factors exchange rates, evolution of the inflation rate, demand and availability of equipment and buildings. See “—Business Strategy” above and Item 5: “Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Competition

Until the deregulation of access to the Argentine telecommunications market, we had been the only licensed provider of wireline public telecommunications services and basic telephone services in the Southern Region, where we owned virtually all public exchanges, the network of local telephone lines and the principal domestic long-distance telephone transmission facilities. Telecom had been the only licensed supplier of such services in the Northern Region. Since 1999, the Argentine government has issued a number of decrees liberalizing the telecommunications market and awarded numerous licenses. As a result, a number of new operators have entered the market. The new providers of local, domestic long-distance and international telephone services are now our direct competitors. The operators owning data transmission networks, a few providers of Internet protocol (IP) telephony services and other companies providing wireless services (including companies spun off from us in the

Reorganization Transactions) are our indirect competitors to the extent those services may be substitutes for wireline telephony.

The following table provides, as of December 31, 2006, the number of licenses granted by the Secretary of Communications per service:

Type of license	Quantity(1)
PCS	5
Basic telephone service	288
Local telephony	143
Domestic long-distance	180
International long-distance	181
Public telephone	146
Internet access	23
Data transmission service	439
Value-added service	735
Cellular service	4
Other	1,176
Total	3,320

(1)	Although there have been numerous licenses granted, most license holders have not entered the market or are not currently active. Many of these licenses have been granted for a specific geographic area.

We are the incumbent operator in the Southern Region. The liberalization of access to the telecommunications market has not yet materially affected our market share. Changes in technology and the entry of alternative operators such as data, cable and Internet service providers, could subject us to significant competition and negatively affect our market share and revenues.

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

Competition has and may continue to be affected by the business strategies and alliances of our competitors and the general business and economic climate in Argentina, including changes in demand, interest rates, inflation rates and the peso/U.S. dollar exchange rate, which may affect us and our competitors differently, not necessarily to our advantage. Additionally, a continuing trend toward business combinations and reorganizations in the telecommunications industry may create powerful new competitors. The consolidation of Teléfonos de México S.A. (“Telmex”) in Argentina led this company to be the third largest telecommunication operator by its participation in CTI through América Móviles, Telmex Argentina (formerly known as AT&T Latin America Argentine branch), Techtel, Metrored and Ertach (the acquisition of Ertach is subject to approval by Secretary of Communications).

Telecom is planning the deployment of a Next Generation Network (NGN). With this network, Telecom will be able to offer IPTV, Video on Demand and 20Mbps Internet access. In addition, Telecom Argentina is planning to migrate its entire network to NGN in the next eight years and to extend this technology to the Southern Region.

Basic Telephone Services

We are the incumbent provider of basic telephone services in the Southern Region. However, other licensees currently providing local telephone services include Telecom, Telmex, Impsat S.A. and Port-Hable (Hutchison Telecommunications Argentina S.A.).

CTI, a mobile phone company owned by Telmex, is also competing in the basic telephony market, with a fixed cellular phone launched in March 2005.

We are now using our expanded fiber-optic network in the Northern Region to carry long-distance traffic and a multiservice network to provide local service in the three most important cities in the Northern Region where Telecom is the incumbent provider. We have expanded and improved our network capacity by, among other means: (1) the construction of fixed wireless networks equipped to provide symmetric and asymmetric voice services in the Northern Region; (2) activating new lines and focusing on achieving full capacity utilization on plant additions and on existing network capacity; and (3) others, including the expansion of the transmission network to accommodate current traffic (including local, multiple-area, domestic long-distance, and submarine cable traffic). As of December 31, 2006, we had built 18,879 kilometers of an optical fiber network, of which (1) 5,321 kilometers are in the Northern Region for domestic long-distance transmission between major cities, and (2) 13,558 kilometers make up another optical fiber network for transmission between local exchanges. The fiber-optic network currently extends to several of the larger Northern Region. We use supplemental leasing of circuits from other providers to increase our ability to offer long-distance service in the Northern Region.

Domestic Long-Distance Service

Our principal competitors in providing domestic long-distance telephone services are Telecom, Telmex, I-Plan, Telephone 2 and Impsat. Our exposure to competition has increased due to the presubscription process and might be further increased if the carrier selection through dialing (“call by call”) is fully implemented. See “—Regulatory Matters—Regulations Related to Long-Distance Services,” below. As a consequence of the presubscription process, certain local service customers opted for one of our competitors, and certain Telecom local services customers opted for us or for one of the other competitors as their new provider of long-distance services. During 2006, the total number of long-distance services customers gained (approximately 129,000 lines) was less than customers lost (approximately 440,000 lines). We have focused on “win-back” activities regarding those customers that opted for other providers. Customers will be able in the near future to select their long distance provider by dialing a specific three digit code number at the time they make a call. This new system, when fully operative, will coexist as an alternative for the pre-subscription provider for the line that originates a long distance call. As of the date of this Annual Report, our networks and equipment are available to provide the selection services, but no operator has asked us for interconnection.

International Long-Distance Service

Domestically, we face competition mainly from Telecom, Telmex Argentina, Impsat and I-Plan with regards to international service. Such competition is affected by several factors, including price, service, technical performance, marketing strategy and functionality.

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

Public Telephone Service

Our principal competitors for public telephone service are Telecom Argentina, Telefonía Pública y Privada S.A., Telecentro S.A., and I-Plan. As of December 31, 2006, we owned 119,189 public telephones in Argentina. As of December 31, 2006, there were 146 licenses granted to service providers, but only 23,093 public telephones installed in the Southern Region did not belong to us.

Internet Access and Value-Added Services

The Internet market is divided into three major technologies:

•	ADSL, of which access is provided only by Telefónica in the Southern Region, and Telecom in the Northern Region;

•
Cable-modem, with Cablevisión as the main provider, owned by Grupo Clarín (60%) and Fintech (40%). At the same time, Cablevisión controls Multicanal. This companies together have 84% of the country’s cable-modem network; and

•	Wireless, with two principal competitors, Velocom and Ertach (recently acquired by Nextel and Telmex, subject to approval of the Secretary of Communications).

We are capable of providing ADSL through our own network. ADSL works by splitting an existing telephone line signal in two, one signal for voice and the other for data. ADSL allows Internet access simultaneously with telephone usage and provides a fast Internet connection. During 2006, we focused on expanding this service and increased the number of ADSL lines by 71%. As of December 31, 2006, we had 515,612 customers subscribed to ADSL and held a broadband market share in the Southern Region of approximately 73% according to internal estimates. We expect to continue expanding our offering of this service in 2007.

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

Our business strategy contemplates continuing to increase the share of investments dedicated to broadband in our global budget of investment for the coming years, boosting contents and the variety of broadband-based value added services offered, including multimedia, music and games, among others. We intend to develop multimedia, and offer triple play bundle shortly.

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

In the value added services market, there are two significant issues:

1.	During 2007, mobile operators will enrich their product mix with new services. The most important one will be Mobile Broadband.

2.	It is expected that the first Triple Play offers will arrive to the market after mid year. Our most important competitors seem to be prepared to deliver this kind of service.

Indirect Competitors

Wireless services have, since their inception, competed indirectly against wireline local services that we provide because cellular and PCS are, in certain cases, alternatives to those services, as well as to public telephone services. We also face indirect competition from PCS providers such as Movistar (the successor company to the business combination of TMA and Movicom BellSouth Operations), Telecom Personal S.A., CTI and Nextel. Movistar is the brand name of TMA, a company affiliated with us. In the past few years, these wireless alternatives have experienced rapid growth and had approximately 30.3 million clients as of December 31, 2006, according to internal estimates. This growth was accompanied with strong investments in GSM.

Furthermore, current available technology permits telephone calls and Internet access (which itself may be used to carry voice calls) via cable, and it is reasonable to expect that we will face some amount of competition from cable companies. Some of those companies have begun to provide telephone services through cable, but this has not materially affected our revenues.

Regulatory Matters

Introduction

We operate in a regulated industry. The operation of telecommunications systems in Argentina has been and is subject to laws and regulations.

The provision of telecommunications services is regulated by the Secretary of Communications and supervised by the National Communications Commission, subject to the participation in certain cases of the Undersecretary of Competition, Deregulation and Consumer’s Defense (“Subsecretaría de la Competencia, la Desregulación y la Defensa del Consumidor”). The Secretary of Communications establishes the legal framework and policies. The National Communications Commission enforces the legal framework and policies and supervises the telecommunications industry. The Undersecretary of Competition, Deregulation and Consumer’s Defense enforces and supervises competition and consumer protection regulations.

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

In connection with our contractual obligations under the Memorandum of Understanding 2006, the National Communications Commission and the Executive Secretary’s Office of the UNIREN have stated that, in compliance with current regulations, they have performed an analysis of the status and degree of compliance by us with our obligations under the Transfer Contract and the regulatory framework and concluded that up until the signing of the Memorandum of Understanding 2006 we have acceptably met those obligations, with only minor noncompliance events resulting in penalties. Remaining issues related to our operations are pending resolution and were expected to be concluded prior to June 30, 2006. Despite the scheduled date, certain of the matters referred are still pending.

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

Pursuant to the Memorandum of Understanding 2006, the PEN has undertaken to make efforts to establish in the future a stable legal framework allowing the regulation of the activities in the sector. To that end, it shall send a bill of proposed legislation to the Legislative Power which shall include the following minimum provisions:

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

Liberalization of Telecommunications Services

Pursuant to our original license, we had an exclusive license to provide basic telephone services to the Southern Region. On March 10, 1998, the Argentine government issued Decree No. 264/98, which extended this period of exclusivity until a date that the Secretary of Communications later set, pursuant to Resolution No. 1686/99, as October 10, 1999. In addition, Decree No. 264/98 set forth both optional and mandatory operating conditions with respect to the provision of basic telephone services that applied both during and as a condition for the maintenance of exclusivity. Such mandatory conditions include mainly permitting other providers to interconnect to our network (including voice and data transmission service) and the installation of a minimum number of new lines.

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

The liberalization of domestic and international long-distance services under Decree No. 264/98 began on November 8, 2000, when those entities that had obtained licenses or had been granted licenses under the terms of the General Licensing Rules were authorized to provide telephone services. Although the effectiveness of Decree No. 264/98 was subject to the conclusion of certain legal proceedings, we believe that it is unlikely that the outcome of those proceedings would significantly slow the trend towards increasing competition. On June 9, 2000, the Argentine government issued Decree No. 465/00, which provided for the complete liberalization of access to the telecommunications market as of November 9, 2000.

Current Regulatory Environment

On September 3, 2000, the Argentine government issued Decree No. 764/00, which, in the context of the deregulation of the access to the telecommunications market, approved the Rules for Licenses for Telecommunications Services, the Rules for Interconnection, the Rules for Universal Service and the Rules for the Management and Control of the Radioelectric Spectrum. These rules constitute the current regulatory framework applicable to us. The above-mentioned rules address, among other issues, the requirements to obtain the licenses to render telecommunications services; the conditions to establish tariffs and the providers’ obligations; the technical and economic aspects for interconnection to the networks of different providers; the programs, administration and economic issues of Universal Service; and the principles that will govern the management and control of the radioelectric spectrum. On September 19, 2000, we filed a reconsideration petition against certain specific issues of Decree No. 764/00. There has not yet been a ruling on this issue. As of the date of this Annual Report, the Secretary of Communications has not yet issued the General Rules regarding Restrictive Practices in Competition and Cross-Subsidies mandated by the provisions of Decree No. 264/98.

The Rules for Licenses for Telecommunications Services established that (1) a free-price regime would be established for the new entrants, together with a fixed-rate regime for the incumbent operators, except in the case where there is “effective competition” for specific services and areas, (2) one license may serve for all telecommunications services and (3) radio and television operators may receive licenses to provide telecommunication services.

The Rules for the Administration, Management and Control of the Radioelectric Spectrum established the procedure for the granting of a frequency license when there are multiple bidders, or if frequencies are or may become scarce, and established that licensees may operate on frequencies nationwide only when it is strictly necessary.

Rates

The Transfer Contract provided that we could adjust our rates based on changes in the Argentine consumer price index and fluctuations in Argentine currency with respect to the U.S. dollar. However, since April 1, 1991, the Convertibility Law and Decree No. 529/91 have prohibited, as a general matter, indexation of amounts expressed in Argentine currency. This effectively modified the original tariff regime provided by the Transfer Contract, and resulted in a new rate agreement. This new tariff agreement provided for our telephone tariffs to be denominated in U.S. dollars and, at the election of Telecom and us, for the semiannual adjustment of the U.S. dollar-denominated price per pulse in accordance with changes in the U.S. consumer price index. These semiannual adjustments were applied from 1992 to 1999. However, the Argentine government, Telecom and we agreed that in 2000 and 2001, there would be no regular semiannual April or October adjustments of our tariffs.

The Transfer Contract also contemplates the possibility of automatically adjusting rates in view of extraordinary unforeseen events as therein defined, or events or acts by the Argentine government that materially affect our economic and financial equation contemplated in the Transfer Contract.

In January 2002, the Public Emergency Law introduced significant changes to the agreements executed by the Argentine government, including those regarding public works and services, such as our rate agreements. This law mandates that the prices and tariffs resulting from such agreements shall be converted into pesos at a rate of one peso per U.S. dollar and frozen and indexation of any kind is not permitted. It also authorizes the Argentine government to renegotiate the above-mentioned contracts, taking into account the following criteria in relation to public utility services:

•	the impact of tariffs on the competitiveness of the economy and on distribution of income;

•	service quality and investment plans, when such issues are included in the pertinent agreements;

•	the interest of users and the access to the services;

•	the security of the systems comprised; and

•	the profitability of the companies affected thereby.

On February 12, 2002, the Argentine government issued Decree No. 293/02, which entrusted the Ministry of Economy with the renegotiation of public services agreements affected by the Public Emergency Law, including agreements governing the provision of basic telephone services. Proposed agreements or recommendations resulting from the renegotiation process and executed by the Ministry of Economy were to be submitted to a special commission created within the Argentine Congress for its consideration, although the commission’s opinion shall not be binding upon the parties. We filed all information required by the Argentine government, which included proposals as to how to adjust our tariffs in light of the economic crisis.

The original term of the renegotiation process was 120 days and was extended for an additional 120 days by Decree No. 1839/02 dated September 16, 2002. Resolution No. 62/03 of the Ministry of Economy dated January 31, 2003 further extended the above term by another 60 business days.

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

Pursuant to Emergency Decree No. 120/03 issued by the Argentine government on January 23, 2003, the government may provide for interim tariff reviews or adjustments as may be deemed necessary or convenient for the purpose of ensuring the continued availability, safety and quality of services provided to users under these contracts until the process of renegotiation of public service contracts and licenses required under the Public Emergency Law is completed.

Pursuant to several laws that established annual extensions the term to carry out the renegotiation has been extended until December 31, 2007. The National Executive Power will be responsible for submitting the renegotiation proposals to the Argentine Congress, which has to communicate its decision within a period of 60 running days counted from the date of reception of the proposal. In the event such period expires without the Argentine Congress having reached a solution, the proposal is deemed accepted. If the proposal is rejected, the National Executive Power will resume the process to renegotiate the applicable agreement. This rule establishes that the decisions adopted by the National Executive Power in this renegotiation process will not be limited to, or subject to, the stipulations contained in the above mentioned regulatory frameworks currently governing the concession or license agreements for the respective public utilities. Renegotiation agreements may cover partial aspects of concession or licensing agreements, contain formulas to adjust such agreements or temporarily amend them and include the possibility of agreeing upon periodical reviews, as well as the establishment of conditions that must be met by the quality parameters applied to services. If there were temporary amendments, they should be taken into consideration in the terms of the final agreements reached with concessionaires or licensees. The legal provisions do not authorize public utilities contractors or concessionaires to suspend or alter compliance with their duties.

The Ministry of Economy, by Resolution No. 72/03 issued in February 2003, approved a method to calculate and transfer to our clients the impact of the tax on bank checking account transactions introduced by Law No. 25,413 paid by us on or after the effective date of such resolution. Resolution No. 72/03 explicitly referred to the Transfer Contract as the basis for approving such method. We believe that the position that the Ministry of Economy took in this resolution is consistent with our proposal and understanding of our rights under the Transfer Contract. According to Resolution No. 72/03, any such tax paid before that date should be included in the contract renegotiation required under the Public Emergency Law.

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

Under the legal framework described, on May 20, 2004, we, Telecom Argentina and the Argentine government signed a Memorandum of Understanding pursuant to which we all agreed to maintain the General Tariff Structure currently in force for the Basic Telephony Service until December 31, 2004, without waiving our rights. The parties also ratified their intent to reach a final contractual renegotiation before December 31, 2004, which finally did not happen. In addition, pursuant to the provisions of the Transfer Contract, the parties agreed that any new tax or charge, or any variation in those currently in force, subject to the control of Regulatory Authorities as established in certain sub-sections of the List of Conditions, shall be disclosed in the bills issued to customers for services in the jurisdictions levied with the respective tax or charge.

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

As stated in the Memorandum of Understanding, the Secretary of Communications issued Resolutions No. 261, No. 272, and 73 dated November 12, 2004 and November 23, 2004 and March 31, 2005, respectively.

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

Pursuant to Resolution No. 272, the Secretary of Communications accepted our proposal to implement the “Virtual Telephony” service for the beneficiaries of the Head of Household Plan mentioned in sub-paragraph 1 above, consisting in the Value Added Voice Messaging Service with a related telephone number that allows users to receive and store messages. This service is available in the Buenos Aires Multiple Area, La Plata, Mar del Plata, Mendoza, Bahía Blanca and Neuquén.

Pursuant to Resolution No. 73 dated March 31, 2005, and the clarifying resolution No.149 dated June 21, 2005, we and Telecom Argentina were instructed to include the beneficiaries of the Head of Household Plan who already own a telephone line in the customer category “Retirees, Pensioners and Low-Consumption Households” as long as they meet certain eligibility requirements. For that purpose, we are under the obligation to request the National Social Security Authorities (Anses) to supply us with the National Register of Beneficiaries of the Head of Household Plan.

In the opinion of our management, the application of the measures mentioned in paragraphs 1, 2 and 3 above will not have a significant impact on our results.

The deep changes in the Argentine economic model experienced since early 2002 and the current legislative framework (the Public Emergency Law) are to be considered extraordinary events that significantly altered the economic and financial equation and the regime applicable to the industry, therefore allowing the renegotiation of the regime to adapt it to the new situation, in full compliance with the principles established in the list of conditions and the transfer contract in order to maintain a regular, continuous and efficient supply of telephony services. The Transfer Contract contemplates the possibility of automatically adjusting the tariffs in the case of extraordinary and unforeseen events therein defined or government actions or decisions that significantly affect the Transfer Contract’s original financial equation. The Transfer Contract also provides for compensation by the Argentine government when there are extraordinary events, including actions and decisions of the Argentine government such as a freezing of tariffs or price controls, as well as the procedures to be followed to collect such compensation.

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

On February 15, 2006, we and UNIREN, on behalf of the National Government, executed the Memorandum of Understanding 2006. After the procedures provided for in current regulations are met, this instrument will be a necessary background to execute the Protocol of Renegotiation of the Transfer Contract (“Protocol of Renegotiation”), as provided for Law No. 25,561, Section 9.

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

8)	Equal treatment. In the context of the process to renegotiate the contracts, the Argentine government undertakes to treat us on the basis of terms reasonably similar to those afforded to other telecommunications companies participating in the process.

The Memorandum of Understanding 2006 was submitted to a public hearing in order to promote the involvement of users and the community at large so that its terms and conditions will be based on a consensus to move forward with the execution of the Protocol of Renegotiation. Additionally, the Memorandum of Understanding 2006 will be subject to any further approvals required by currently applicable rules and regulations.

Moreover, pursuant to a joint resolution of the Ministry of Economy and Ministry of Production, National Planning, Public Investment and Services (No. 122/2006 and No. 558/2006, respectively) public hearings were called to consider the Memorandum of Understanding 2006. On March 31, 2006, the UNIREN set the public hearing which was celebrated on April 28, 2006 in the city of Mar del Plata, Argentina. Additionally, the Memorandum Of understanding 2006 shall be subject to any further approvals required by currently rules and regulations.

In the Memorandum of Understanding 2006, the parties agreed to comply with and maintain the legal conditions provided in the Transfer Contract and regulations effective to date. Thirty days after the public hearing to discuss the Memorandum of Understanding 2006, which took place on April 28, 2006, both we and our shareholders should suspend for 210 working days all claims, remedies, and lawsuits filed or in progress both before administrative and arbitral tribunals, or any court of law in Argentina or abroad, based on or related to the events occurred or measures taken as a result of the emergency situation under Law No. 25,561 regarding our license and Transfer Contract. In this sense, we and our shareholders filed on time, the suspension requested mentioned in the Memorandum of Understanding 2006. On March 2, 2007 we and our shareholders informed that would be prepared to extend the suspension for an additional six-month period as from April 5, 2007.

In addition, within the 30 days subsequent to the execution of the Protocol of Renegotiation by the PEN, we, and the shareholders representing at least 98% of the capital stock agreed, pursuant to the Memorandum of Understanding 2006 and within the framework of the renegotiation of our Transfer Contract with the Argentine government, would have to fully and expressly waive all the rights that may potentially be alleged as well as under all lawsuits filed or in progress, arising out of or related to the events or measures resulting from the emergency situation established in Law No. 25,561 in connection with the Transfer Contract and our license. The waiver should not be interpreted as our waiver to the rights that could apply to us based on possible future circumstances.

Should such waiver not occur, this would give rise to the repudiation of the Protocol of Renegotiation for a cause attributable to us, thus resulting in the revocation or expiry of our license.

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

In the opinion of our management and legal advisors, under general principles of administrative law applicable to the List of Conditions and the Transfer Contract, future rates should be set at levels sufficient to cover the cost of services in order to preserve regular, uninterrupted and efficient provision of the public telephony utility service. It is possible that, over time, such rate schedules would not maintain the rate values in U.S. dollars or in constant pesos in relation to any future increase in the general price level. If a future regulatory framework did not provide for the rates to change at a pace allowing balancing the economic and financial equation that both the List of Conditions and the Transfer Contract intended to preserve, such rate schedule could have an adverse impact on our financial position and future results. As of the date of issuance of this Annual Report, we cannot predict the possible outcome of the renegotiation pursuant to Public Emergency Law or the rate system that will apply in the future or when it will be implemented.

Rate Regulations

Decree No. 764/00 establishes that providers of telephone services may freely set rates and/or prices for their services, which must be applied on a nondiscriminatory basis. However, until the Secretary of Communications determines that there is effective competition for telecommunications services, the “dominant” providers in such areas, which include us, must respect the maximum tariffs established in the General Rate Structure . Below the values established in such tariff structure, such providers may freely set their rates by areas, routes, long-distance legs and/or customer groups. To determine the existence of effective competition, the dominant providers must demonstrate that other providers of the same service obtained 20% of the total revenues for such service in the local area of the basic telephone service involved. Effective competition will be considered to exist in the provision of national or international long-distance services for calls originated in a local area covered by basic telephone service when the customers in such area are able to choose, through the dialing selection method, among more than two service providers, if each of them offers more than one long-distance destination.

In 2000, we filed a request to the effect that effective competition be officially acknowledged in the Buenos Aires Multiple Area. Pursuant to Resolution No. 304/03, the Secretary of Communications established that we revise the presentations submitted by supplying additional information. We have complied with this request and no resolution has yet been made in the case.

For the areas and services for which effective competition has not been declared to exist, tariff agreements established that the maximum tariff per pulse should be stated in U.S. dollars in addition to a right for us to choose whether to adjust such tariff from April 1 to October 1 of each year based on the variation in the U.S. consumer price index. However, the Public Emergency and Foreign Exchange System Reform Law No. 25,561, dated January 6, 2002, provided that in the agreements executed by the Federal Administration under public law regulations, including public works and utilities, indexation clauses based on foreign countries’ price indexes and any other indexation mechanisms could no longer be used. Law No. 25,561 also established that the prices and tariffs resulting from such clauses are to be denominated in pesos at the Ps.1.00 to U.S.$1.00 exchange rate. Furthermore, this law authorized the National Executive Power to renegotiate the above contracts taking into account the following criteria in relation to public utilities: (a) the impact of tariffs on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the systems comprised; and (e) the profitability of the companies.

Under the tariff regulation mechanism in effect known as Price Cap, to which we are subject, tariff discounts have been applied based on a formula made up of the U.S. consumer price index and an efficiency factor. On October 4, 2001, the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires, in

relation to the complaint filed by the Consumidores Libres Cooperativa Limitada de Provisión de Servicios Comunitarios (“Consumidores Libres”), mentioned in Note 10.d to our Annual Financial Statements, awarded a precautionary measure ordering the Argentine government, us and Telecom to refrain from applying the corrections set forth in Section 2 of the agreements approved by Decree No. 2,585/91 until final judgment is rendered in the case, which meant that the rates could not be adjusted by the U.S. consumer price index.

We, Telecom and the Secretary of Communications entered into agreements for the application of the Price Cap for the 2000-2001, 2001-2002 and 2002-2003 periods. The Price Cap for the 2000-2001 period was established at 6.75%, of which 6% was allocated to rate reductions attributable to discount plans that were in effect in 2000 and the non-application of the semiannual adjustments to the pulse of that year value, among other items. The remaining 0.75% was to be applied as defined by the licensees. The Price Cap for the 2001-2002 period was established at 5.6%, and would be allocated to the non-application of the semiannual adjustments to the pulse value of 2001, plus the balance of the non-computation of the pulse value not applied in the price cap for the previous year. To date, the remaining amount has not been allocated to the services contemplated in the agreement. The Price Cap for the 2002-2003 period was established at an efficiency factor which could not exceed 5%, but its value was not fixed. The above-mentioned agreements require the approvals of the Ministries of Economy and Federal Planning, Public Investment and Services, which are still pending as of the date of issuance of this Annual Report. Moreover, neither the effect of the reduction in rates previously implemented as compared to the rate reduction adjustments established by the Secretary of Communications nor the rate differences pending application under the referred agreements, have been established. There was no Price Cap for the 2004, 2005 and 2006 periods.

In the opinion of our management and our legal counsel, the resolution of these issues related to the Price Cap and the complaint filed by Consumidores Libres might exclusively affect the maximum tariffs for future services that we are authorized to collect from our customers for services, areas or customers in which effective competition has not been declared. As of December 31, 2006, these maximum tariffs are the result of the application to the tariffs in force as of November 7, 2000, the discounts applied as a result of the implementation of the Price Cap corresponding to the period 2000-2001 and to the advanced decreases corresponding to the period 2001-2002, as established in the mentioned agreements.

Under the Price Cap mechanism currently in effect, the rate reduction percentage and the services to which such reductions will eventually apply depend upon the final approval of the above rate agreements, and on the outcome of the legal proceedings commenced by Consumidores Libres regarding the effective rate system abovementioned.

Based on current rate regulation mechanisms, and considering our defense against the above legal proceedings, in the opinion of our management and our legal counsel, the outcome of these issues will not have a negative impact upon our financial position or a significant adverse effect on our results of operations.

In addition, Decree No. 764/00 reduced, as of November 2000, the interconnection charges for the origin and destination of calls in local areas to 1.1 Argentine cents per minute for those districts with more than 5,000 inhabitants or a telephone-set density above 15 telephones for every 100 inhabitants, to 1.3 Argentine cents per minute for the remaining districts and for those areas included in the original license of independent operators, and to 0.30 cents per minute for the transit within local areas. A 3% semiannual “price cap” reduction was applied during the first two years after these rules and regulations became effective. By virtue of the Public Emergency Law, the interconnection charges related to origin and destination of the calls were pesified at the rate of Ps.1.00 per U.S. dollar, and during 2003, 2004, 2005 and 2006, most of these private contracts were adjusted by CER.

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

In the opinion of our management and legal counsel, the outcome of the issues related to the tariff restructuring could exclusively affect the maximum tariffs for future services that we are authorized to charge our customers regarding services, areas, or customers in which the Argentine government did not declare the existence of effective competition. Therefore, in the opinion of our management and legal counsel, the outcome of these issues will not have a negative impact upon our financial position or a material adverse effect on our results of operations.

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

In responding to consumer demand for new line installations and to meet the average waiting time requirement, we performed line installations in excess of those required in the List of Conditions. As of December 31, 2006, our backlog of pending applications for service was 47,650 lines.

In the Memorandum of Understanding 2006, it was agreed that as of December 31, 2010, we should achieve the goals established as long-term goals in Decree No. 62/90 and in the General Rules on Basic Telephone Service Quality. In addition, goals were established as of 2005 that will be effective through the date mentioned above.

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

•
certain shareholders of Cointel are required to retain a specified interest in Cointel’s common capital stock, and Cointel is required to hold Class A Shares representing 51% of our total capital stock except if otherwise approved by the Secretary of Communications;

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

In the Memorandum of Understanding 2006, and within the framework of the renegotiation of our Transfer Contract with the Argentine government and within the 30 days subsequent to the execution of the Protocol of Renegotiation by the PEN, we, and the shareholders representing at least 98% of the capital stock, would have to fully and expressly waive all the rights that may potentially be alleged as well as under all lawsuits filed or in progress, arising out of or related to the events or measures resulting from the emergency situation established in Law No. 25,561 in connection with the Transfer Contract and our license. The waiver would not be interpreted as our waiver to the rights that could apply to us based on possible future circumstances. Should such waiver not occur, this would give rise to a repudiation of the Protocol of Renegotiation for a cause attributable to us, thus resulting in the revocation or expiry of our license.

We believe that we have met, and expect to meet, all of our obligations described above.

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

The Rules for National Interconnection set forth the basic principles to be taken into account regarding interconnection among operators, who will be able to agree on tariffs and service terms and conditions on a nondiscriminatory basis, provided that they comply with certain minimum obligations.

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

The Rules for National Interconnection also establish the obligation for Dominant and Significant Power Operators to unbundle their local loops (physical link and its capacity between the carrier’s capacity and the clients’ facilities) establish cost-based interconnection rates and to allow competitors to use them on the basis of technical reasonability. As of the date of this Annual Report, the working group in charge of setting reference rates for this service has not been created.

Regulations Affecting the Radioelectric Spectrum

We do not have assigned radioelectric bands in certain areas. The Rules for Management and Control of the Radioelectric Spectrum establish the procedure for the granting of a frequency license when there are multiple bidders or if frequencies are or may become scarce, and establish that licensees may operate frequencies nationwide only when it is strictly necessary. We have numerous licenses to use various distinct radioelectric bands.

Universal Service Funding

Decree No. 764/00 approved the new Universal Service Rules and Regulations to promote the access to telecommunications services by customers either located in high-cost access or maintenance areas or with physical limitations or special social needs. Such rules and regulations establish that the deficit for the provision of these services will be through a “Universal Service Fund”, to be financed by all telecommunications providers (including us) through the payment of 1% of total revenues for telecommunications services, net of any direct tax applicable and automatic deductions provided by the related regulation. The regulation adopts a “pay or play” mechanism for compliance with the mandatory contribution to the Universal Service Fund, although it also establishes a mechanism for exemption from contribution for basic telephone service licensees that takes into consideration loss of revenues and market share. Payment of contributions required to be made by service providers may be substituted with the provisions of services, included in the initial programs or in accordance with any of a number of programs that may be approved by the Secretary of Communications with the participation of the Secretary of Competition, Deregulation and Consumer’s Defense. The obligations in connection with this regulation became effective on January 1, 2001. Nevertheless, as of the date of this Annual Report, the Secretary of Communications has not yet ruled on the mechanism by which we should recover the cost incurred for rendering these services.

C. Organizational Structure.

As of the date of this Annual Report, Telefónica owns, through affiliates, approximately 98% of our outstanding shares. The remaining shares are owned by holders not affiliated with Telefónica (the “Minority Shareholders”). Our capital stock is held by the following affiliates of Telefónica:

•	Cointel (holder of all our Class A Shares representing 62.5% of our capital stock and 160.8 million Class B Shares representing 2.3% of our capital stock);

•	TISA, a Spanish company; and

•	TIHBV, a Dutch company.

Cointel’s current shareholders consist of three affiliates of Telefónica, which together beneficially own 100% of Cointel’s common stock. One of these is Telefónica Holding, which directly owns 50% of Cointel’s stock. Telefónica Holding has advised us that as of December 31, 2006, the principal shareholder of Telefónica Holding is TISA (with a 99.99% equity interest).

The following chart illustrates our corporate structure reflecting the common stock ownership of the group as of the date of this Annual Report.

(*) Excluding Cointel’s preferred stock currently owned by TIHBV

As of December 31, 2006 we had a 50% equity interest in E-Commerce Latina. On January 17, 2007, we transferred our equity interest in E-Commerce Latina to Alto Palermo. See “Item 4: Information on the Company—Business Overview—Other Services and Investments—E-Commerce Latina.”

D. Property, Plant and Equipment.

Our principal properties consist of a transmission plant, including outside plant and trunk lines, and exchange equipment. These properties have historically been and continue to be located throughout the Southern Region, principally in the province of Buenos Aires, but in connection with the extension of our service area to the Northern

Region, are also located to a lesser extent in that region of Argentina. Of the net book value of our total outside plant, property and equipment as of December 31, 2006:

•	our outside plant, including external plant, transmission and switching equipment represented approximately 65.6%;

•	construction in progress, materials and prepayment to vendors represented approximately 9.1%;

•	land and buildings represented approximately 22.8%; and

•	furniture, cars and office equipment represented approximately 2.5%.

A substantial portion of our assets may be considered to be dedicated to the provision of an essential public service, and, therefore, under Argentine law, would not be subject to attachment, execution or other legal process.

The Transfer Contract requires us to register title to all registrable property that we acquired from ENTel prior to the second anniversary of the Transfer Date. Although the period originally providing for the transfer of title to this property lapsed on October 27, 1994, ENTel issued Resolution No. 96/94, extending indefinitely the period for the transfer of title. Under the terms of this Resolution, ENTel must give 60 days’ notice to us prior to terminating the registration period. Under Resolution No. 96/94, we may claim the same indemnity for real property not conveyed to us prior to the expiration date set forth in the original Transfer Contract

As of December 31, 2006, this property had a net book value of approximately Ps.563 million, of which approximately Ps.491 million had been registered in our name (amounts restated as described in note 2.1 to our Annual Financial Statements).

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

We believe that registration of title of a major portion of the most significant assets acquired from ENTel will be satisfactorily completed, and that the final resolution of this matter should not have a significant impact on our business, financial condition or results of operations.

ITEM 4A. UNRESOLVED STAFF COMMENTS.

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

In addition to the management discussion below, you should carefully read our Annual Financial Statements and selected financial data included elsewhere in this Annual Report for additional information about us.

We prepare our Annual Financial Statements in accordance with Argentine GAAP. Argentine GAAP differs from U.S. GAAP. See Item 3: “Key Information—Selected Financial Data” and Note 20 to our Annual Financial Statements, which describe the principal differences between Argentine GAAP and U.S. GAAP that apply to us.

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

Factors Affecting Our Results of Operations

Overview

The Argentine economy had been mired in a severe economic recession that began in the second half of 1998. Since then, Argentina’s GDP fell every year through 2002. In 2002, the peso had devalued by 237.0% (having reached 290% as of June 25, 2002) and Argentina experienced a rise in the wholesale price index of 118.0%. During 2004 and 2005, the Argentine economy continued to exhibit signs of stability. In 2004 and 2005 real GDP growth was 9.0% and 9.2%, respectively. The nominal exchange rate was stable during 2004 and 2005. In 2004, it was up 1.7% compared to 2003 and in 2005 it was up 1.7% compared to 2004. As of December 31, 2004, the exchange rate was Ps.2.98 per U.S. dollar and as of December 31, 2005 was Ps.3.03.

In 2006, real GDP growth was 8.5%. As of December 31, 2006, the exchange rate increased by 1% to Ps.3.07 as compared to December 31, 2005. The consumer price index had a cumulative increase of 9.8%, while the wholesale price index had a cumulative increase of 7.1% in the same period.

	December 31,
	2006	2005	2004
Wholesale price index (annual % change)	7.1	10.6	7.9
Consumer price index (annual % change)	9.8	12.3	6.1
Gross domestic product (annual % change)	8.5	9.2	9.0
Devaluation/(Appreciation) (annual % change)	1.0	1.7	1.7

Source: INDEC, Banco Nación/Central Bank

Our results of operations and financial situation have been negatively impacted by drastic political and economic changes that took place in Argentina beginning in 2002. Because of the political and economic instability in Argentina, the following discussion may not be indicative of our current or future results of operations, liquidity or capital resources and may not contain all of the necessary information to help you understand our current results in relation to results from previous or future periods. In particular, it may be difficult to discern trends from our historical financial statements or in future periods due to the following factors:

•	the volatility of the exchange rate; and

•	the reintroduction of inflation accounting and its subsequent suspension.

Accordingly, the following discussion should be read in conjunction with, and qualified in its entirety by, the risk factors contained in this Annual Report. The most important factors affecting our results of operations are the following:

•	Pesification of our tariffs

Prior to 2002, our tariffs were denominated in U.S. dollars and billed to the customer in pesos. The Public Emergency Law abolished dollar-based tariffs and converted all public service tariffs (including our tariffs) into pesos at a one-to-one exchange rate.

•	Freezing of our tariffs

Our dollar-denominated tariffs had been semiannually adjusted in line with the U.S. consumer price index. The Public Emergency Law, which is still in effect as of the date of this Annual Report, abolished automatic indexation and froze our tariffs.

•	Devaluation

The Public Emergency Law eliminated the U.S. dollar/peso parity. Soon thereafter, the Argentine government permitted the peso to float freely against the U.S. dollar with a resulting decline in its value. The devaluation has had a material adverse impact on our results of operations as it was coupled with the pesification and freezing of our tariffs. In addition, major portions of our indebtedness are either in U.S. dollars or other foreign currency. During 2004 and 2006, we had a financial loss of Ps.65 million and Ps.36 million, respectively, principally as a consequence of the devaluation of the peso against the U.S. dollar. During 2005 we had a financial gain of Ps.8 million as a consequence of the revaluation of the peso against foreign currencies other than the U.S. dollar.

•	Inflation and Inflation Accounting

During 2002, Argentina experienced inflation of 41% and 118% measured in terms of the consumer price index and the wholesale price index, respectively. As a result of the high inflation, Argentine GAAP reintroduced inflation accounting. The most important impact of inflation on our results of operations was the incorporation into our financial statements of the effect of the exposure of our monetary assets and liabilities to inflation and the impact of these restated assets and liabilities in our income statement accounts. The effect on our balance sheet and our shareholders ´equity was the restatement of our non monetary net assets in constant pesos until February 28, 2003. See “—Inflation Accounting” below.

•	Mandatory contract renegotiation

Although we have adopted the following measures to mitigate the effects of changes in our business, and although certain indicators of the Argentine economy are currently showing favorable signals, our future operating conditions might not continue to be stable to the extent that in the event of new developments in the economic context, the current regulatory framework has still not established rules to allow restoring the balance of the variables in our economic and financial equation. See Item 4: “Information on the Company—Business Overview—Regulatory Matters—Rates” and Item 3: “Key Information—Risk Factors.”

In response to the negative events mentioned (in 2002 and partially in 2003), we attempted to manage our cash flow and balance sheet to achieve high liquidity, while maintaining the quality of the services rendered. To that end we made, the following changes:

•	Reduce our capital expenditures

We implemented a plan to reduce our capital expenditures rapidly. To that end we only developed those projects that were necessary to maintain the quality of our services, that would generate cash flow in the near term and that were deemed by us to be high priority.

•	Reduce our operating costs

We renegotiated most of our contracts, especially those foreign-exchange linked contracts and eliminated discretionary costs. The goal of the renegotiations was to reduce costs, including the reduction of the exposure of our costs to inflation and devaluation, and to adapt our costs to lower demand for our services. We have taken certain measures with respect to our suppliers’ contracts including, among others, adjustments to service quality, changing the timing of delivery and services and their outright cancellation.

•	Implement spending controls

We implemented a series of spending controls and took certain actions in order to decrease and to prevent expenses.

•	Increase our collection rates

We implemented new plans and collection policies for collecting receivables, including disconnection policies tailored to each customer segment and tied our sales force’s incentives to collections rather than sales. As a result, we reduced the amount of our accounts receivable and uncollectibles and, consequently, reduced the collection risks.

•	Cash management and debt renegotiation

As part of that strategy in 2003, we offered to exchange new notes due in 2007 and cash for our then existing notes due in 2004 and to exchange new notes due in 2010 and cash for our then existing notes due in 2008. We implemented a series of actions to decrease the exchange rate risk on our current assets while managing our main accounts payable. In addition, we restructured a substantial portion of our debt, improving our maturity profile. We also exchanged new notes due in 2011 denominated in U.S. dollars and cash for the Series A and Series B notes of Cointel that were due in 2004. In 2003 under a simultaneous agreement with TISA, we transferred the Cointel notes to TISA for a reduction of our short-term debt with TISA in an amount equivalent to the value of the Cointel notes. Moreover in May 2004, October 2004 and February 2005, we issued negotiable obligations for Ps.163.3 million, Ps.200 million and Ps.250 million, respectively, under the Ps.1.5 billion program described below. As of the date of the issuance of this Annual Report the peso-denominated negotiable obligations had been cancelled upon maturity. See “—Liquidity and Capital Resources—Sources of Funds” below.

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

Effects on Our Operations and Our Ability to Pay Our Short-Term Debt

Our short-term strategy has been to adapt our business plans to address the challenges and risks presented by the Argentine economic crisis. Therefore the short-term strategy has focused on the renegotiation of the contract and, since early 2002, we have been taking certain steps to moderate the effects of the imbalance between changes in revenues and costs caused by the significant increase in the price of supplies and the cost of technology-related investments usually required by the business that we operate, and the situation affecting service rates described in Note 9.1 to our Annual Financial Statements. Some of these measures include:

•	capital expenditures controls;

•	operating costs reduction;

•	increased collection rates; and

•	debt renegotiation, cash management and roll-over of short-term debt.

The relationship between variables determining revenues and expenses was affected as a result of the “pesification” and freezing of our tariffs within the context of a potentially inflationary economy and may continue to be mismatched depending upon the regulatory framework to be designed by the Argentine government in the future. The Transfer Contract provides for mechanisms to re-balance the relation between the variables that determine income and costs (including investments), i.e., the so-called “economic and financial equation” upon the occurrence of certain circumstances. As mentioned elsewhere, the Public Emergency and Exchange System Reform Law established the pesification of originally U.S. dollar-denominated utility tariffs previously agreed upon in U.S. dollars at the U.S.$1.00 to Ps.1.00 exchange rate and authorized the PEN to renegotiate agreements. The Memorandum of Understanding 2006 seeks a commitment to establish in the future a stable legal framework for maintaining the legal conditions set forth in the Transfer Contract and the rules in force as of the date of the Memorandum of Understanding 2006. After the procedures provided for in current regulations are met, this instrument will be a necessary background to execute the renegotiation with the government.

As of the date of this Annual Report, the evolution of the main macroeconomic variables since the economic crisis of years 2001-2002 show positive signs such as growth of the economy, stabilization of the exchange rate and less inflation, although there have been certain signs of deceleration in the pace of economic growth and rise in domestic prices. Therefore, in our opinion there is greater certainty in the operating and economic environment due, among other factors, to a relative stabilization in the peso equivalent amounts of foreign currency denominated debt, due to the financing already obtained and the gradual reduction of our debt.

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

Fixed assets have been valued based on their recoverable value on the basis of our best estimate of future discounted cash flows of our telecommunication business, considering current information and future telephone service rate estimates. We have monitored the evolution of the macroeconomic variables that affect this business and, from time to time, we have adjusted our projections based on the latest trends. As explained in Note 1 to our Annual Financial Statements, the main macroeconomic variables have shown a relative stabilization. In our opinion, based on such projections and on the consideration of operating strategies available for these scenarios, we believe we will obtain sufficient future cash flows to recover the balances corresponding to fixed assets. Notwithstanding the foregoing, as explained in Note 2.3.f to our Annual Financial Statements, we will continue to monitor the situation and to assess the effect of any new future developments.

Our general financing policy is to cover future fund needs to continue our investment plan and repay short- and current portion of long-term debt mainly with funds generated by operations and also, if necessary, with bank loans and/or access to capital markets and ultimately, applying for financing from our indirect parent company.

As of December 31, 2004, our bank and financial short term debt amounted to the equivalent of U.S.$367 million and our bank and financial total debt amounted to the equivalent of U.S.$1,206 million. During 2005, we decreased our debt. As of December 31, 2005 our bank and financial short term debt amounted to the equivalent of U.S.$171 million and our bank and financial total debt amounted to the equivalent of U.S.$910 million. During 2006 we decreased our bank and financial debt for an amount equivalent to U.S.$130 million. As of December 31, 2006 our bank and financial short term debt amounted to the equivalent of U.S.$258 million and our bank and financial total debt amounted to the equivalent of U.S.$780 million.

As from 2004, as well as in prior periods, we managed to gradually reduce our financial indebtedness through a combination of partial payments, the issuance of negotiable obligations and short- and long-term refinancing. In May 2004 and October 2004 we issued negotiable obligations for Ps.163.3 million and Ps.200 million, respectively. In February, 2005 we issued negotiable obligations for Ps.250 million (see Note 11 to our Annual Financial Statements). As of the date of the issuance of this Annual Report the peso-denominated negotiable obligations above mentioned had been cancelled upon maturity.

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

In particular, our results of operations are very susceptible to changes in the peso/dollar exchange rate because our primary assets and revenues are denominated in pesos while substantially all of our liabilities and main capital expenditures are denominated in foreign currencies.

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

However, the CPCECABA discontinued the application of the method that required restatement into constant currency as from October 2003. In accordance with the above, our financial statements as of December 31, 2006, 2005 and 2004 have been prepared recognizing the effects of variations in the purchasing power of the Argentine peso until February 28, 2003 (restated according to the changes in the Argentine wholesale price index published by INDEC) in compliance with the regulations issued by the National Executive Power and the CNV. The accumulated effect on that index between January 1, 2003 and September 30, 2003 was a decrease of 1.4%. The effect on our shareholders’ equity as of December 31, 2006 and 2005 and on our results for the fiscal years ended December 31, 2006. 2005 and 2004 of not restating figures until September 30, 2003 is not significant.

Critical Accounting Policies

This operating financial review and prospects is based upon our Annual Financial Statements, which have been prepared in accordance with accounting principles generally accepted in Argentina, with amendments approved by the CNV. The preparation of financial statements in accordance with Argentine GAAP requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses for each year. Ultimate results could differ from those estimated if our estimates, or assumptions used in those estimates, do not actually occur. See Item 4: “Information on the Company—Business Overview” and Notes 2.3.f, 2.3.j, 2.4, 9, 12 and 15 to our Annual Financial Statements.

The financial statements include the effects derived from the economic and exchange regulations known as of the date of issuance of such financial statements. All of the estimates made by our management have taken into account the above-mentioned effects. The effects of additional economic regulations that could be implemented by the Argentine government will be considered in the financial statements when they become known by our management. (See Note 15 to our Annual Financial Statements).

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

We believe that the accounting estimate related to the establishment of asset depreciable lives is a “critical accounting estimate” because: (1) it requires our management to make estimates about technology evolution and competitive uses of assets, and (2) the impact of changes in these estimates could be material to our financial position, as well as our results of operations. Management’s estimates about technology and its future development require significant judgment because the impact of technology advances is difficult to predict.

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

Fixed assets have been valued under the limit of their recoverable value on the basis of management’s best estimate of future discounted cash flows of our telecommunications business, considering current information and future telephone service rates estimates. We have monitored the evolution of the macroeconomic variables that affect our business and, from time to time, we have adjusted our projections based on the latest trends. As explained in Note 1 to our Annual Financial Statements, the main macroeconomic variables have shown a relative stabilization. Management believes, based on the preparation of projections based on such trends and the consideration of operating strategies available for possible scenarios, that we will generate future cash flows sufficient to recover the fixed asset amounts as of December 31, 2006 and 2005. Notwithstanding the foregoing, as explained in Note 9.1 to our Annual Financial Statements, we will continue to monitor the projected situation forecasted and will assess the effects of any new future developments.

•	the creation of reserves for contingencies assessed as likely by our management, based on our estimates and the opinion of our legal counsel (see Note 10 to our Annual Financial Statements);

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

•	the creation of allowances, amounting to Ps.158 million as of December 31, 2006, to cover doubtful accounts based on our estimates regarding the terms and conditions of our potential future collections;

•
the assumption of liabilities related to plans and programs providing for benefits to employees and executives. During 2006, our Board of Directors approved certain plan for employees and executives, which are described in Item 6: “Directors, Senior Management and employees—B.Compensation and D. Employees”;

•	the recoverability of deferred tax assets and minimum presumed income tax assets;

Management assesses the recoverability of deferred tax assets and minimum presumed income tax assets based on estimates. Minimum presumed income tax is supplementary to income tax. Therefore, our tax liability for each fiscal year will be the higher of these two taxes. However, if the minimum presumed income tax exceeds income tax during one fiscal year, such excess amount may be computed as prepayment to any income tax excess over the minimum presumed income tax that may arise in the next ten fiscal years. The recoverability of deferred tax assets and minimum presumed income tax assets ultimately depends on our ability to generate enough taxable income during the periods in which such deferred tax assets are expected to be deductible. In making its assessment, management considers the reversal time period of deferred tax liabilities, projected taxable income and tax planning strategies. This assessment is based on a series of internal projections which are updated to reflect the trends. In accordance with accounting principles in force in Argentina, we must recognize deferred tax assets when future deductibility is likely. As of December 31, 2006 and 2005, based on the information and projections available as of the date of issuance of our Financial Statements and considering the reversal of deferred tax assets and liabilities and the status of the variables affecting future taxable income, including the effect renegotiation of the Argentine Government debt, the changes in tax loss carryforwards amounts for the last four years, the stability of the foreign exchange rate, the projected inflation for the coming next years, and the reduction in foreign currency debt, we currently estimate that the deferred tax assets and the minimum presumed income tax assets as of December 31, 2006 and 2005 will probably be recovered (see note 2.3.j to our Annual Financial Statements).

•
We have made certain assumptions with respect to debt obligations, tax credits and accounts receivable with all levels of the Argentine government (federal, provincial and municipal governments and governmental agencies) that they will be honored either through collection or by delivery of alternative instruments, or by set-off against taxes owed or future taxes payable.

New Accounting Pronouncements under U.S. GAAP

a) Fair Value Measurements

On September 15, 2006 the Financial Accounting Standards Board (the “FASB”) has issued SFAS No.157, Fair Value Measurements. This new standard provides guidance for using fair value to measure assets and liabilities. The FASB believes the standard also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. According to this Statement, prior to SFAS No.157, the methods for measuring fair value were diverse and inconsistent, especially for items that are not actively traded. The standard clarifies that for items that are not actively traded, such as certain kinds of derivatives, fair value should reflect the price in a transaction with a market participant, including an adjustment for risk, not just the company’s mark-to-model value. SFAS No.157 also requires expanded disclosure of the effect on earnings for items measured using unobservable data.

The provisions of SFAS No. 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Early adoption is permitted. We do not expect that the adoption of SFAS No. 157 will have a material effect on our financial position or results of operations.

b) Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—An Amendment of FASB Statements No. 87, 88, 106, and 132(R)

On September 29, 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—An Amendment of FASB Statements No. 87, 88, 106, and 132R. This new standard requires an employer that is a business entity and sponsors one or more single-employer defined benefit plans to: (a) recognize in its statement of financial position an asset for a plan’s overfunded status or a liability for a plan’s underfunded status; (b) measure a plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year (with limited exceptions); and (c) recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur. Those changes will be reported in comprehensive income. The requirement to recognize the funded status of a benefit plan and the disclosure requirements are effective for the fiscal years ending after December 15, 2006, for entities with publicly traded equity securities, and at the end of the fiscal year ending after June 15, 2007, for all other entities. The requirement to measure plan assets and benefit obligations as of the date of the employer’s fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. Early application of the recognition or measurement date provisions is encouraged. The adoption of SFAS No. 158 does not have a material effect on our financial position or results of operations.

c) The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115

On February 15, 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115”. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments.

The fair value option established by SFAS 159 permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date.

The fair value option: a) may be applied to each instrument, with a few exceptions, such as investments otherwise accounted for by the equity method, b) is irrevocable (unless a new election date occurs), and c) is applied only to entire instruments and not to portions of instruments.

This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted, provided the entity also elects to apply the provisions of FASB Statement No. 157, Fair Value Measurements. We are analyzing the effects of this Statement.

d) Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109

On July 13, 2006, FASB Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109, was issued. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The new FASB standard also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

The evaluation of a tax position in accordance with FIN 48 is a two-step process. The first step is a recognition process whereby the enterprise determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the enterprise should presume that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. The second step is a measurement process whereby a tax position that meets the more-likely-than-not recognition threshold is calculated to determine the amount of benefit to be recognized in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement.

The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. Earlier application is permitted as long as the enterprise has not yet issued financial statements, including interim financial statements, in the period of adoption. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption of this standard. Only tax positions that meet the more-likely-than-not recognition threshold at the effective date may be recognized or continue to be recognized upon adoption of FIN 48. The cumulative effect of applying the provisions of FIN 48 should be reported as an adjustment to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) for that fiscal year. We are analyzing the effects of this Interpretation.

A. Operating Results.

For a discussion of the manner in which we charge our customers for the different services, see Item 4: “Information on the Company—Business Overview.”

Statistical Data

The following table provides basic information relating to the development of our domestic telephone system.

	December 31, 2006	December 31, 2005	December 31, 2004
Lines installed(1)	4,818,612	4,728,439	4,615,470
Lines in service(1)(2)	4,638,914	4,534,844	4,328,513
ADSL Broadband lines	515,612	301,902	188,840
Lines in service per 100 inhabitants (Southern Region)	24	26	25.1
Lines in service per employee	478.6	509.6	494.3
Total pending applications(3)	47,650	47,649	35,578
Percentage of lines connected to digital exchanges	100%	100%	100%
Public telephones installed	119,189	120,625	117,028

(1)	Includes local lines, public lines and digital trunk access in service.

(2)	Excludes presubscribed lines.

(3)	Backlog in lines requested by customers for which installation is pending.

Comparison of Results of Operations for the Fiscal Years Ended December 31, 2006 and 2005.

All references made below to 2006 and 2005 are to our fiscal years ended December 31, 2006 and December 31, 2005. The following discussion is based on the amounts included in our Annual Financial Statements (in pesos restated for inflation until February 28, 2003). See Item 3: “Key Information—Selected Financial Data.”

Net Revenues

Total net revenues were Ps.3,747 million in 2006, an 11.3% increase from Ps.3,367 million in 2005. The increase in revenues in 2006 was principally due to an increase in the consumption of our services, principally Internet and interconnection and an increase in the average number of billable lines in service.

Operating revenues presented by category of services in this Annual Report are derived from our accounting records, certain reports from our billing systems and certain estimates made by our management. This breakdown is not included in our Annual Financial Statements. Revenues are disclosed net of discounts and commissions.

The following table shows operating revenues in millions of pesos by category of services for the fiscal years ended December 31, 2006 and 2005:

	Fiscal Year Ended
	December 31, 2006		December 31, 2005

	(in millions of pesos unless otherwise noted)
Basic telephone service
Measured service	975	26.0%	923	27.4%
Monthly basic charges(1)	832	22.2%	787	23.4%
Special services	695	18.6%	565	16.8%
Public phones	163	4.4%	185	5.5%
Access charges	635	16.9%	517	15.4%
International long-distance service	123	3.3%	125	3.7%
Direct Lines	90	2.4%	79	2.3%
Other	234	6.2%	186	5.5%
Total	3,747	100%	3,367	100%

(1)	Includes basic charges and charges for supplemental services.

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

Measured service increased by Ps.52 million or 5.6% to Ps.975 million in 2006 from Ps.923 million in 2005. The variation was mainly due to: (i) an increase of Ps.42 million or by 3.7% in the total average number of billable lines (ii) Ps.17 million increase in revenues mainly due to new products, (iii) Ps.10 million increase due to the changes in average tariffs resulting from the change in the structure of the average number of billable lines and (iv) a decrease in tariff discounts of approximately Ps.14 million in 2006 as compared to 2005. These increases were partially offset by a drop in average urban and interurban consumption per line of approximately Ps.31 million.

Monthly Basic Charges

Monthly basic charges increased by Ps.45 million or 5.7% to Ps.832 million in 2006 from Ps.787 million in 2005. The variation was mainly due to: (i) an increase in the monthly basic telephone service of approximately Ps.20 million, reflecting an increase in our average number of billable lines of approximately Ps.27 million or 3.8% and a decrease in the average monthly basic charges of approximately Ps.7 million in 2006 as compared to 2005, caused by a change in the structure of the average billable lines, (ii) an increase in revenues from supplemental services of approximately Ps.32 million, mainly due to the increase in the average price of these services of approximately 18%, partially offset by (iii) a decrease for tariff discounts of approximately Ps.4 million in 2006 as compared to 2005, and (iv) an increase in reimbursements for services not supplied for Ps.3 million due to, among other reasons, adverse weather conditions.

Special services include:

•	supplementary services (e.g., call waiting and call forwarding) provided through digital switches and telephones;

•	special services for companies (e.g., digital links between customers and digital trunk access);

•	Internet access including ADSL broadband;

•	other services such as calling cards, toll-free calling, voice messaging and collect calling; and

•	prepaid cards.

Special services increased in Ps.130 million or 23% to Ps.695 million in 2006 from Ps.565 million in 2005. The variation was mainly due to: (i) an increase of Internet service , due to the rise in income generated by the sale of ADSL access charges by Ps.55 million, which represents a 57.3% increase, and Ps.75 million for ADSL monthly charges, both of them due to the larger number of users, and (ii) an increase of Ps.9 million in services provided to suppliers of audiotext and free calls, partially offset by a decrease of Ps.9 million due to a drop in the consumption of the 0610 service.

Public Phones

Revenues from public phones decreased by Ps.22 million or 11.9% to Ps.163 million in 2006 from Ps.185 million in 2005. The variation mainly results from a drop in the consumption in third party calling centers, in-store telephone booths and terminals.

Access Charges

We bill and collect income resulting from call termination of other operators through our network, and pay to the other operators the cost of using their networks. See “—Cost of Services Provided, Administrative and Selling Expenses—Fees and Payments for Services,” below.

Revenues resulting from access charges (interconnection) in 2006 amounted to Ps.635 million, as compared to Ps.517 million in 2005, representing an increase of Ps.118 million or 22.8%. The variation mainly results from an increase in interconnection link charge of approximately Ps.48 million and in interconnection subscriptions of approximately Ps.70 million, in particular with mobile telephone companies due to the sustained demand in this market.

International Long-Distance Service

International long-distance service revenues decreased by Ps.2 million or 1.6% to Ps.123 million in 2006 from Ps.125 million in 2005. This variation was mainly due to: (i) an increase in outgoing traffic with international carriers and (ii) an increase in incoming calls.

Direct Lines

Revenues from direct lines increased by Ps.11 million or 13.9% to Ps.90 million in 2006 from Ps.79 million in 2005. The variation is mainly due to the increase in sales resulting from (i) the increase in leases of direct digital line circuits by approximately Ps.8 million and (ii) a decrease in commercial discounts of approximately Ps.3 million.

Other Revenues

“Other” revenues increased to Ps.234 million in 2006 from Ps.186 million in 2005, which represents an increase of Ps.48 million or 25.8%. This variation is mainly generated by: (i) an increase in other telephone services, including connection-charge revenues, (ii) an increase in the logistics services, (iii) higher revenues from IT support and consulting services, and (iv) the royalties collected by us for the assignment to Telinver of our right to sell advertisements in the telephone directory and the fees for the service of issuing invoices on behalf of other companies.

Cost of Services Provided, Administrative and Selling Expenses

Cost of services provided, administrative expenses and selling expenses increased by 10.7% to Ps.2,988 million in 2006 from Ps.2,699 million in 2005.

The following table shows the breakdown of expenses for the fiscal years ended December 31, 2006 and 2005, in millions of pesos:

	Fiscal Year Ended
	December 31, 2006		December 31, 2005

	(in millions of pesos)
Salaries and social security taxes	572	19.1%	447	16.6%
Depreciation and amortization of fixed assets and intangible assets(1)	1,067	35.7%	1,068	39.6%
Fees and payments for services	790	26.4%	683	25.3%
Material consumption and other expenditures	80	2.7%	66	2.4%
Allowance for doubtful accounts	26	0.9%	6	0.2%
Taxes other than income tax	221	7.4%	200	7.4%
Management fee	74	2.5%	75	2.8%
Other	158	5.3%	154	5.7%
Total	2,988	100%	2,699	100%

(1)	Excluding the portion corresponding to deferred debt refinancing cost. Restated for inflation until February 28, 2003.

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

Salaries and social security taxes increased by 28.0% or Ps.125 million to Ps.572 million in 2006 from Ps.447 million in 2005. The variation was mainly due to an increase in our employees salaries, both those included and not included in the collective bargaining agreement, during 2006. Additionally, this variation includes the effect of the agreements between us and the unions, which represent the employees governed by collective bargaining agreements, that took place in December 2005 and January 2006. These increases were accompanied by a slight increase in our average headcount, which increased approximately 5.5% to 9,295 in 2006 from 8,812 in 2005.

The productivity index, measured as lines in service by employee, dropped from 509.6 in 2005 to 478.6 in 2006, which represents approximately a 6.1% decrease.

Depreciation and Amortization of Fixed Assets and Intangible Assets

Total amortization of fixed assets and intangible assets decreased to Ps.1,067 million in 2006 from Ps.1,068 million in 2005. The decrease was mainly due to assets that were fully amortized as from December 2005 (mainly transmission, switching and radio equipment), partially offset by the amortization of new investments in fixed assets made during 2005 and 2006.

Fees and Payments for Services

Fees and payments for services increased by 15.7% or Ps.107 million to Ps.790 million in 2006 from Ps.683 million in 2005, mainly due to:

• Temporary personnel expenses of Ps.22 million, mainly due to the need to hire temporary personnel and prices increases granted by us;

• Advertising expenses of Ps.9 million, mainly generated by an increase in the number of advertising and telemarketing campaigns, accompanied by an increase in their average cost;

• Interconnection fees to providers amounting to Ps.37 million due to the increase in traffic, mainly outgoing international Internet calls as a consequence of the increase in Internet services supplied by us;

• Expenses related to the white-pages section of the telephone directories for Ps.14 million (see Note 16 to our Annual Financial Statements), which we are statutory obligated to publish;

• Technical services and systems for Ps.14 million, mainly due to an increase in the capacity purchased from service providers and the adjustment in the prices of agreements with suppliers of services; and

• Commissions for sales of Ps.13 million due to the increase in our revenues.

These increases were partially offset by a decrease in other expenses of Ps.2 million.

Material Consumption and Other Expenditures

Costs for material consumption and other expenditures increased from Ps.66 million in 2005 to Ps.80 million in 2006. The main cause for the change was the increase in the supplies used by us, as a result of the larger average number of employees in basic telephone service and ADSL and the higher prices of such supplies.

Allowance for Doubtful Accounts

The change in the charge for the allowance for doubtful accounts can be summarized as follows: (i) in 2006, allowance for doubtful accounts was Ps.61 million as compared to Ps.81 million in 2005, representing a decrease of Ps.20 million; and (ii) a total recovery of collection of past-due customers in 2006 of Ps.35 million, as compared to Ps.75 million recovered in 2005 representing an increase in the allowance charge of Ps.40 million in 2006 from 2005.

Taxes other than income tax

The charge to taxes other than income tax increased from Ps.200 million in 2005 to Ps.221 million in 2006. This variation is mainly due to an increase in our revenues, the taxable base of certain taxes, and represents approximately 6% of our revenues in both fiscal years.

Management Fee

Management fees under the Management Contract decreased from Ps.75 million in 2005 to Ps.74 million in 2006, which represents a decrease of 1.3%. This variation is mainly due to the fact that calculation in 2005 included the results on the disposition of our equity interest in Telinver. However, the elimination on 2006 of such effect was partially offset by the increase in 2006 of the results that constitute the basis for calculation of the fees.

Other

Operating costs increased from Ps.154 million in 2005 to Ps.158 million in 2006, representing a Ps.4 million increase. The variation is mainly due to an increase in the amount expensed as tax on bank debits and credits by Ps.3 million, as a result of the increase in banking transactions, leases of Ps.2 million and transportation expenses of Ps.2 million. This increase was partially offset by a decrease in the cost of services provided of Ps.3 million.

Financial gains and losses

In 2006 and 2005, interest capitalized in fixed assets totaled Ps.9 million and Ps.11 million, respectively.

For 2006 and 2005, net financial income and losses amounted to losses of Ps.308 million and Ps.315 million, respectively, representing a decrease in the loss of Ps.7 million. This decrease was mainly due to: (a) a reduction in interest and financial charges of Ps.11 million, from a loss of Ps.270 million in 2005 to a loss of Ps.259 million in 2006, mainly due to a decrease in foreign financial payables, partially offset by the increase in the average exchange rate for the period and an increase in interest related to contingencies, (b) a Ps.23 million decrease in losses from holdings financial instruments, from a net loss of Ps.29 million in 2005 to a net loss of Ps.6 million in 2006, (c) a higher gain from holding Argentine Government securities of Ps.13 million, from a loss of Ps.5 million in 2005 to a gain of Ps.8 million in 2006, and (d) Ps.4 million decrease in other financial expense, partially offset by the negative year-on-year variation in exchange difference of

Ps.44 million, from a gain of Ps.8 million in 2005 to a loss of Ps.36 million in 2006, due to the depreciation of the Argentine peso in relation to foreign currencies.

 Other expenses, net

Other expenses, net increased from Ps.64 million in 2005 to Ps.119 million in 2006, representing an 86% increase. The variation is mainly explained by an increase of Ps. 22 million in employee termination charges mainly relating to an early retirement provisions introduced in 2006 and Ps. 21 million in the reserve for contingencies charge, mainly due to claims for accounts reporting, the termination of commercial agreements and labor contingencies.

Income tax

The income tax charge as of December 31, 2006 amounted to Ps.112 million. The variation with respect to the gain recorded in 2005 is mainly related to the reversal in 2005 of the allowance for deferred tax asset for Ps.474 million booked as of December 31, 2004. (See note 2.3.j to our Annual Financial Statements).

Results of discontinued operations

Discontinued operations in 2006 and 2005 resulted in a gain of Ps.3 million and Ps.109 million, respectively. (See notes 2.3.l and 16 to our Annual Financial Statements).

Net income (loss)

Net income (loss) decreased from a gain of Ps.767 million in 2005 to a gain of Ps.222 million in 2006, mainly due to the variation of income tax, and other effects as described above.

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

The following table shows operating revenues in millions of pesos by category of services for the fiscal years ended December 31, 2005 and 2004:

	Fiscal Year Ended
	December 31, 2005		December 31, 2004

	(in millions of pesos unless otherwise noted)
Basic telephone service
Measured service	923	27.4%	893	28.8%
Monthly basic charges(1)	787	23.4%	746	24.0%
Special services	565	16.8%	477	15.4%
Public phones	185	5.5%	203	6.5%
Access charges	517	15.4%	403	13.0%
International long-distance service	125	3.7%	108	3.5%
Direct Lines	79	2.3%	88	2.8%
Other	186	5.5%	187	6.0%
Total	3,367	100%	3,105	100%

(1)	Includes basic charges and charges for supplemental services.

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

Monthly Basic Charges

Monthly basic charges increased by Ps.41 million or 5.5% to Ps.787 million in 2005 from Ps.746 million in 2004. The variation was mainly due to: (i) an increase in our average number of billable lines of approximately Ps.25 million, (ii) an increase in revenues from supplemental services of approximately Ps.21 million, mainly due to the increase in the average price of these services of approximately 9.7%, and (iii) a decrease in 2005 in the average number of lines out of service as compared to last year that generated an increase of Ps.8 million in the monthly basic charges, partially offset by an increase in tariff discounts of approximately Ps.5 million in 2005 as compared to 2004.

Special Services

Special services increased by Ps.88 million or 18.4% to Ps.565 million in 2005 from Ps.477 million in 2004. The variation was mainly due to an increase of: (i) Ps.91 million in Internet service subscriptions billed, due to the rise in the number of ADSL (broadband) users of 78.9% and (ii) Ps.8 million in services provided to suppliers of audiotext and free calls, partially offset by a decrease of Ps.11 million in services provided to other suppliers for agreements signed in 2004.

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

Other Revenues

“Other” revenues increased to Ps.186 million in 2005 from Ps.187 million in 2004, which represents a decrease of Ps.1 million or 0.5%. This variation is mainly due to connection revenues (see Note 2.3.l to our Annual Financial Statements) and was partially offset by an increase in computer assistance services and other management services provided, among others.

Cost of Services Provided, Administrative and Selling Expenses

Cost of services provided, administrative expenses and selling expenses increased by Ps.168 million or 6.6% to Ps.2,699 million in 2005 from Ps.2,531 million in 2004.

The following table shows the breakdown of expenses for the fiscal years ended December 31, 2005 and 2004, in millions of pesos:

	Fiscal Year Ended
	December 31, 2005		December 31, 2004

	(in millions of pesos)
Salaries and social security taxes	447	16.6%	393	15.5%
Depreciation and amortization of fixed assets and intangible assets(1)	1,068	39.6%	1,131	44.7%
Fees and payments for services	683	25.3%	580	22.9%
Material consumption and other expenditures	66	2.4%	71	2.8%
Allowance for doubtful accounts	6	0.2%	(43)	(1.7%)
Taxes other than income tax	200	7.4%	182	7.2%
Management fee	75	2.8%	68	2.7%
Other	154	5.7%	149	5.9%
Total	2,699	100%	2,531	100%

(1)	Excluding the portion corresponding to deferred debt refinancing cost. Restated for inflation until February 28, 2003.

Salaries and Social Security Taxes

Salaries and social security taxes increased by 13.7% or Ps.54 million to Ps.447 million in 2005 from Ps.393 million in 2004. The variation was mainly due to an increase in salaries, mandated by a decree of the PEN, to all employees either included or not included in the collective bargaining agreement during the first quarter of 2005, and to employees included in the collective bargaining agreement during the last quarter of 2005. Additionally, this variation includes the effect of the agreements between us and the unions, which represent the employees governed by collective bargaining agreements, that took place in December 2004. These increases were accompanied by a slight increase in our average headcount, which varied approximately 1% to 8,812 in 2005 from 8,728 in 2004.

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

Material Consumption and Other Expenditures

Costs for material consumption and other expenditures decreased from Ps.71 million in 2004 to Ps.66 million in 2005. The main cause of this change was the lower level of consumption of our stock materials. These decreases were offset by the higher prices of certain materials used and an increase in certain expenditures.

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

Management Fee

Management fees under the Management Agreement increased from Ps.68 million in 2004 to Ps.75 million in 2005, representing a 10.3% increase. This is mainly due to an increase in the income on which the management fee is based.

Other

Operating costs increased from Ps.149 million in 2004 to Ps.154 million in 2005, representing a 3.4% increase. The variation was due to an increase in transportation expenses of Ps.8 million, in cost of services provided of Ps.2 million, in commission expenses of Ps.3 million and in other payroll expenses of Ps.1 million. This increase is partially offset by a Ps.9 million decrease in lease charges as a result of the expiration of the leases of vehicles.

Financial gains and losses

In 2005 and 2004 interests capitalized in fixed assets totaled Ps.11 million and Ps.8 million, respectively.

For 2005 and 2004, net financial gains and losses amounted to losses of Ps.315 million and Ps.448 million, respectively, representing a decrease in losses of Ps.133 million. This decrease was mainly due to: (a) Ps.73 million in exchange difference gain resulting from the effect of changes in the exchange rate experienced in both periods, from a loss of Ps.65 million in 2004 to a gain of Ps.8 million in 2005 and (b) a reduction in interest and financial charges of Ps.100 million, to a loss of Ps.270 million in 2005 from a loss of Ps.370 million in 2004, and a decrease of our financial payables and in the interest rate applied to our debt with indirect controlling company, TISA, partially offset by a decrease in the interest rate applied to customers for payments in arrears.

Other expenses, net

Other expenses, net decreased from Ps.130 million in 2004 to Ps.64 million in 2005, representing a 50.8% decrease. The variation is mainly explained by a reduction in employee termination charges and by a decrease in reserves for contingencies.

Results of discontinued operations

Operations discontinued in 2005 resulted in a profit of Ps.103 million. In 2004, these operations represented a loss of Ps.3 million principally as a result of losses in the normal course of Telinver’s business. The increase between 2004 and 2005 mainly reflects the income derived from the sale of our equity interest in Telinver (see Notes 2.3.l and 16 to our Annual Financial Statements).

The sale price of Telinver was Ps.197 million. The cost of the disposal included Ps.29 million of the equity interest, Ps.49 million of the guarantees granted by us to the TPI Group and Ps.16 million in the result of operations and tax effects (consumptions of income carry forwards of and deferred tax income). Moreover, the payment of the sale price was secured by a promissory note, granted by each of the purchasers, maturing in May 2008. On July 24, 2006 Telefónica sold it equity interest in the TPI Group and consequently it lost management and control over TPI Group, which is one of the reasons for the acceleration of the repayment terms in the sale agreement. As a result, the sale price, which was granted by the promissory notes, was prepaid by TPI Group as of August 1, 2006. See Item 4: “Information on the Company- B. Business Overview- Disposal of Telinver-Publishing of Telephone Directories”.

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

Net income (loss)

Net income (loss) increased from a loss of Ps.8 million in 2004 to a gain of Ps.767 million in 2005. The main causes of this change were the increase in sales revenues, the exchange difference, the income derived from the disposition of our equity interest in Telinver and the reversal of the valuation allowance for income tax provided in prior periods (see Note 2.3.f to our Annual Financial Statements).

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

Value-Added Tax

VAT does not have a direct impact on our results of operations. VAT rates on revenues are 10.5%, 21%, 27%, 31.5% and 44.15%, depending on type of products or services and the type and tax situation of the customer. The weighted average rate for current customers is between 24% and 26% of revenues. Banks must withhold, on behalf of the Argentine government, 8% of revenues on the bills they collect on our behalf. The VAT actually deposited by us is the net amount resulting from the amount billed to customers minus the sum of the amounts withheld by banks and the amounts charged to us by our suppliers in connection with the purchase of goods and services.

Law No. 25,360 allows VAT credits generated by capital assets, depreciable assets or real property acquired after November 1, 2000 to be offset against other national taxes except social security, or their reimbursement to be requested, provided that such credits cannot be offset against VAT obligations arising out of business activities during a year, and on condition that the property of reference is still part of the taxpayer’s assets. Decree No. 493/01 established a 50% reduction of the capital goods VAT rate, and at the same time revoked certain exemptions (leasing of commercial real property and others). Law No. 25,717 as of January 10, 2003 suspended the possibility of compensation or reimbursement for such VAT credits. Law No. 25,988 further extended that suspension to December 31, 2005. That suspension was extended again to December 31, 2007 by Law No.26,180.

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

However, Decree No. 534/04 established that 34% of the tax levied on credits on bank accounts may be taken as a tax credit on income tax or minimum presumed income tax.

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

Social Security Contributions

As of July 1, 2001, Decree No. 814/01 increased to 16% social security contributions related to the following subsystems: retirement, family allowance, employment funds and healthcare organizations for retirees and pensioners. Contributions related to healthcare organization systems were kept at 5%. At the same time, it provided that a percentage of such contributions, which varies depending on the geographic area where the payroll-employee work is performed, be calculated as a VAT credit. The net effect of both measures is zero with respect to the tariffs effective through December 31, 2001.

Law No. 25,453 raised, from August 1, 2001, the above rate from 16% to 20% for companies in the commercial and services sector.

Section 80 of Law No. 25,565 provided for an employer’s contribution of 6% to health plans and 21% for the employer’s social security contributions related to the following subsystems: retirement, family allowance, employment fund and healthcare for retirees and pensioners. Decree No. 814/01 allowed a certain percentage of the employer’s contribution to be credited against monthly VAT tax liability.

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

Contingencies

We are presently facing various proceedings and claims in the areas of labor, tax, regulatory compliance and other matters, all of which arise in the ordinary course of business. Every situation of this type implies a degree of uncertainty, and the outcome of individual matters is not predictable with certainty. If information available prior to the issuance of our financial statements, considered on the basis of the opinion of our legal counsel, indicates that it is probable that a liability had been incurred at the date of our financial statements, and the amount of the loss, or the range of probable loss can be reasonably estimated, then such loss is charged to expenses and accrued in the reserve for contingencies. As of December 31, 2006, the total amount recorded as reserves for contingencies is Ps.399 million.

The breakdown of the reserves for contingencies is as follows:

Labor contingencies:

The reserves for contingencies related to labor issues amounted to Ps.185 million, Ps.199 million and Ps.160 million as of December 31, 2006, 2005 and 2004 respectively. The closing balance of the reserve as of December 31, 2006 is mainly comprised of:

i)
an aggregate assessment of probable losses of Ps.80 million resulting from a significant increase of claims brought by employees during the fiscal year 2004 related to salary differences, taking into account certain judgments at the beginning of 2005 of Court of Appeals that were adverse to us;

ii)	claims for alleged rights provided in the labor law and related costs which amounted to Ps.31 million. We intend to defend our rights in which ever instances are necessary; and

iii)	Other matters assessed as probable to incur losses, related to:

• Joint and several liability with third parties;
• Labor accidents;
• Illnesses; and
• Other severance payments.

Tax contingencies:

The reserves for contingencies related to tax matters assessed as probable amounted to Ps.82 million, Ps.54 million and Ps.53 million as of December 31, 2006, 2005, and 2004 respectively. These tax issues are mainly related to:

•	Municipal taxes; and

•	National and Provincial taxes.

Civil, commercial and other contingencies:

The reserve for contingencies related to civil, commercial, administrative, regulatory compliance and other matters that are expected to have a negative outcome for us as of December 31, 2006, 2005 and 2004 amounted to Ps.132 million, Ps.50 million and Ps.54 million, respectively. The other matters related to:

•	Damages;

•	Regulatory compliance claims;

•	Claims for account reporting; and

•	Other claims for termination of commercial agreements.

Results of Operations in Accordance with U.S. GAAP

The main differences between net income calculated in accordance with U.S. GAAP and with Argentine GAAP are described in Note 20 to our Annual Financial Statements. Operating income in accordance with U.S. GAAP amounted to an income of Ps.1,093 million in 2006, Ps.1,115 million in 2005 and Ps.1,045 million in 2004. Income from continuing operations before income tax and minority interest in accordance with U.S. GAAP amounted to an income of Ps.781 million in 2006, Ps.805 million in 2005 and Ps.591 million in 2004. After adjusting for Income tax expense of Ps.278 million in 2006, benefit of Ps.734 million in 2005 and expense of Ps.85 million in 2004, net income from continuing operations in accordance with U.S. GAAP amounted to Ps.503 million in 2006, Ps.1,539 million in 2005, and Ps.676 million in 2004. Net income in accordance with U.S. GAAP amounted to Ps.503 million in 2006, Ps.1,553 million in 2005 and Ps.677 million in 2004.

In 2006 in comparison with 2005, the net effect on income of U.S. GAAP adjustments (before deferred income tax effect) resulted in a gain of Ps.447 million in 2006 from a gain of Ps.427 million in 2005. This variation of Ps.20 million was mainly due to:

(a)
a decrease in the charge of the reversal of inflation adjustment under U.S. GAAP mainly for the inflation adjustment corresponding to the effect on depreciation and amortization and the reversal of inflation restatement and monetary results from discontinued operations, amounting to a loss of Ps.48 million;

(b)
the effect of considering as capital contribution the difference between sales price and book value of our equity interest in Telinver in 2005, as described below, amounting to income of Ps.97 million; and

(c)
the effect of deferred revenues in relation to the recognition of a reduction of services provided under the Framework Agreement (see note 8.1 to the Annual Financial Statements and See Item 5: “IBM contract”), and other revenue recognition effects amounting to a loss of Ps.17 million.

In 2005 in comparison with 2004, the net effect of U.S. GAAP adjustments (before deferred income tax effect) resulted in a gain of Ps.427 million in 2005 from a gain of Ps.600 million in 2004. This variation of Ps.173 million was mainly due to:

(a)
a decrease in the charge of the reversal of inflation adjustment under U.S. GAAP (the inflation adjustment corresponding to the effect on depreciation and amortization) amounting to a loss of Ps.89 million;

(b)	an increase of Ps.8 million because of the reversal of impairment losses with respect to the Patriotic Bond due to the exchange mentioned in Note 13 to our Annual Financial Statements; and

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

As of December 31, 2005 and 2006, we estimate that the deferred tax assets as of those dates are likely to be recovered. The effect of the reversal during 2005 of the allowance that had been recorded until December 31, 2004, was included in the “Income Tax” line in the Statement of Operations as of December 31, 2005.

As of December 31, 2006, the adjustment of deferred income tax under U.S. GAAP corresponds to the tax effects of all the reconciling items between Argentine GAAP and U.S. GAAP.

B. Liquidity and Capital Resources.

Sources of Funds

We finance our operations pursuant to a policy that combines the use of internally generated funds with the use of financings obtained from third-parties. Our general financing policy has been to cover our future cash needs to achieve our investment plan and repay our short- and current portion of long-term debt mainly with funds generated by our operations plus, if necessary, with bank loans and access to the capital markets. As of December 31, 2006, our current assets are lower than our current liabilities by Ps.1,060 million, and our financial and banking debt totaled the equivalent of Ps.2,395 million, out of which Ps.1,602 million are classified as non-current on our balance sheet and relate to agreements that provide for acceleration, pursuant to prescribed procedures, of outstanding amounts if other obligations are in default. Our general financing policy is to cover future fund needs to continue our investment plan and repay short and long-term debt mainly with funds generated by the operations plus, if it is necessary, with bank loans and/or access to capital markets and ultimately applying for financing from our indirect parent company. In the opinion of our management, our working capital and self-generated funds are sufficient for our present requirements.

As part of the cash management and debt refinancing described herein, at our shareholders’ meeting held on December 19, 2003, our shareholders approved the creation of a global program for the issuance of negotiable obligations with ordinary guarantees, not convertible into shares, for a maximum outstanding amount at any time of Ps.1.5 billion or its equivalent in other currencies, in various series and/or successive tranches, either cumulative or non-cumulative, under Argentine law. This shareholders’ meeting delegated to our Board of Directors the power to set the remaining conditions of the issuance and to decide whether or not to request authorization to list on the Buenos Aires Stock Exchange (“BCBA”) and Mercado Abierto Electrónico (“MAE”) and/or other foreign exchange markets.

We succeeded in issuing three tranches of negotiable obligations under this program. In 2004 we issued two tranches of negotiable obligations for a total amount of Ps.363.3 million: a one-year zero-coupon note in the amount of Ps.163.3 million with an implicit yield of 8.05% and a tranche consisting of Series A notes in the amount of Ps.134.8 million, with a 365-day term at an annual interest rate of 8.25%, and Series B notes in the amount of Ps.65.2 million, with a 548-day term at a variable interest rate coupon based on the BADLAR (defined as “the average interest rate paid by private banks for deposits over Ps.1 million between 30 and 35 days”) rate plus a spread of 240 basis points. Finally, in 2005, we issued the third tranche consisting of Ps.250 million in two series, the Fixed Rate Series with a 365-day term for Ps.200 million at an 8% annual interest rate and the Variable Rate Series with a 730-day term for Ps.50 million with a variable interest rate coupon based on the Tasa Encuesta interest rate (interest rate reported by the Central Bank for time deposits in pesos for up to 59 days, for amounts ranging from Ps.100,000 to Ps.499,999) plus a spread of 250 basis points. As the date of the issuance of this Annual Report the three tranches were totally repaid. These issuances, in conjunction with internally-generated cash flows and possible refinancing options and/or other financing alternatives that we may consider, will enable us to settle or successfully refinance the remaining balance of our short-term indebtedness.

On January 3, 2005, we assumed Telinver’s (our former wholly-owned subsidiary) debt of U.S.$39.2 million to TISA, and as of December 31, 2006 we repaid all of outstanding amounts due to TISA. In consideration for our assumption of its debt to TISA, Telinver entered into two loan agreements in pesos with us in the amounts of Ps.71.5 million and Ps.45 million, respectively.

Subsequently, at Telinver’s extraordinary shareholders’ meeting on February 14, 2005, we, as the controlling shareholder of Telinver, approved a capital increase of Ps.71.5 million. We subscribed this increase through the capitalization of the Ps.71.5 million loan agreement. On July 31, 2006, Telinver S.A. prepaid the outstanding balance on the Ps.45 million loans for an amount of Ps.28 million plus interest accrued as of that date, as a result of the acceleration clauses included in the agreement. See Item 4: “Information on the Company—Business Overview—Disposal of Telinver-Publishing of Telephone Directories”.

On November 11, 2005, we sold 100% of our shares in Telinver and other related assets to the TPI Group. TPI Group agreed to pay the purchase price of U.S.$74 million less Telinver’s financial debt and allowances of approximately U.S.$7.5 million over a term of 2 years and 6 months from the date of execution, plus an interest rate equivalent to 5.03% per annum. This payment was secured by two promissory notes that provided for acceleration of the repayment terms in the event Telefónica were to lose management and control over TPI Group, which occurred on July 24, 2006. As a result, the sale price was prepaid by TPI Group as of August 1, 2006.

On September 7, 2006, in a special shareholders’ meeting, our shareholders approved a voluntary capital stock reduction of Ps.1,048 million, from Ps.1,746 million to Ps.698 million proposed by the Board of Directors at a meeting held on August 8, 2006.

On December 22, 2006, we simultaneously reimbursed to the shareholders Ps.0.60 in cash and delivered four new shares of Ps.0.10 face value each for each share of Ps.1 face value held by each shareholder before the capital stock reduction. Consequently, the shares of Ps.1 face value were settled. On that date we made a payment to our shareholders in the amount of Ps.1,038 million pending payment of Ps.10 million as of December 31, 2006.

Cash Provided from Operating Activities. Cash flow from operations was Ps.1,869 million in the fiscal year ended December 31, 2006. Cash flow from operating activities increased by Ps.117 million from Ps.1,752 million in 2005 principally as a result of the increase of revenues. Cash flow from operating activities increased by Ps.198 million from Ps.1,554 million in 2004 to Ps.1,752 million in 2005 primarily as a result of the recovery of the macroeconomic situation in Argentina and improving cash management with regard to collection policies and trade payables.

Cash Flows Used in Investing Activities. In the fiscal year ended December 31, 2006, we made capital expenditures of Ps.494 million, compared to Ps.441 million in 2005 and Ps.387 million 2004 (net of Ps.74 million, Ps.32 and Ps.41 million, respectively, financed by trade payables, respectively). We increased our capital expenditures during 2006, 2005 and 2004 and continued focusing on expenditures related to strategic products, principally in broadband services (ADSL). See “—Factors Affecting Our Results of Operations—Overview.” Moreover, during 2006 we collected the payment of the sale of our equity interest in Telinver for an amount of Ps.210 million. See “—Overview”.

Cash Flows Used in Financing Activities. In the fiscal year ended December 31, 2006, 2005 and 2004 cash used in financing activities was Ps.1,674 million, Ps.1,233 million and Ps.1,258 million, respectively. The variation of Ps.441 million in 2006 from 2005 was mainly due to: (a) a decrease in proceeds received from loans of Ps.258 million, (b) a decrease in interest paid of Ps.64 million and (c) lower repayments of loans for an amount of Ps.791 million compensated with Ps.1,038 million payment as consequence of our voluntary capital stock reduction. See Item 7 “Capital Stock Reduction”. The variation of Ps.25 million in 2005 from 2004 was mainly due to:  (a) a decrease in proceeds received from loans of Ps.233 million, (b) a decrease in interest paid of Ps.45 million and (c) lower repayments of loans for an amount of Ps.211 million. Additionally, in 2005, we cancelled U.S.$187 million of debt to TISA with internally generated funds, new loans with local banks and the issuance of negotiable obligations.

Investments in Fixed Assets and Capital Expenditures

The following table contains a breakdown of our capital expenditures. See also Item 4: “Information on the Company—Business Overview—Regulatory Matters—Rates.”

	Fiscal Year Ended December 31, 2006	Fiscal Year Ended December 31, 2005	Fiscal Year Ended December 31, 2004
	(in millions of pesos)
Land, buildings and equipment	7	11	10
Transmission and switching equipment	262	192	191
External plant	31	35	26
Telephone equipment	29	28	24
Materials	117	73	109
Other	122	134	77
Total(1)	568	473	437(2)

(1)	In the fiscal year ended December 31, 2006, 2005 and 2004, includes Ps.74 million, Ps.32 million and Ps.41 million, respectively, financed by trade payables.

(2)	Includes Ps.9 million of assets transferred from inventory.

Our major network capacity expansion and/or enhancement projects in 2006 included:

•
Basic telephone lines: A project to activate newly installed lines in the Southern Region focusing on achieving full-capacity utilization on plant addition and existing network capacity. During fiscal year 2006, we invested Ps.94 million and installed approximately 104,000 lines.

•
ADSL: A high-speed local access service that allows customers a permanent broadband connection to access Internet service providers. The aggregate cost of this project during fiscal year 2006 was approximately Ps.233 million. As of December 31, 2006 and December 31, 2005 we had 515,612 and 301,902 users in service, respectively.

•
Other: Our additional capital expenditure projects include software development. During 2004, 2005 and 2006 we were involved in the ATIS Project, an invoicing and collecting software. We invested Ps.45 million in this project.

We plan to continue those projects that are required to maintain the quality of our services, generate cash flow in the near term and those that we deem to be high priority.

For the fiscal year ending December 31, 2007, we expect to make capital expenditures of approximately Ps.500 million. Estimates for capital expenditures are preliminary and are based upon assumptions regarding commercial, technical and economic factors such as rates for telecommunications services, exchange rates, inflation, demand and availability of equipment and buildings. See Item 4: “Information on the Company—Business Overview—Business Strategy.”

Dividends

The Shareholders at the Meeting held on April 21, 2006, approved the absorption of the total Ps.2,968 million loss recorded under unappropriated retained earnings as of December 31, 2005 by offsetting such balance against: (a) the whole balance of reserve for future dividends Ps.1,626 million ; (b) the whole balance of Statutory reserve Ps.416 million and; (c) part of the balance of Inflation adjustment for Ps.926 million in accordance with the provisions of the CNV.

In accordance with the provisions of Companies Law No. 19,550, our by-laws and CNV´s regulations, we will appropriate at least 5% of net income for the year (considering the effect of previous years’ adjustments), to the Legal Reserve, after absorbing accumulated losses, if any, until such reserve equals 20% of the adjusted capital stock.

Given that the total balance of the Legal Reserve account was appropriated to the Accumulated losses account as of December 31, 2005, we will restore such reserve through no less than 5% of the income for the year up to 20% of our capital stock plus the balance recorded under the comprehensive adjustment to capital stock account before declaring dividends.

 On February 15, 2007 our Board of Directors submitted to the consideration of our Shareholders’ meeting that will be held on April 24, 2007 , the following allocation of unappropriated income as of December 31, 2006: (i) to Legal Reserve Ps.11 million; and (ii) to reserve for future dividends Ps.210 million.

In accordance with Law No. 25,063, any dividends in cash or in kind, distributed in excess of the accumulated taxable income as of the end of the year immediately preceding the date of payment or distribution shall be subject to a 35% income tax withholding as a single and final payment.

As a result of the above mentioned if we decided to pay dividends, during 2007, such payment would be subject of the withholding of income tax.

Debt

Our short-term indebtedness outstanding as of December 31, 2006 includes:

•	bank and other financial institution financing totaling the equivalent of U.S.$13 million and Ps.79 million;

•	Encuesta interest rate plus 2.50% Notes due 2007 totaling Ps.50 million, as of the date of the issuance of this Annual Report these notes have been cancelled; and

•	11.875% Notes due 2007 totaling U.S.$189.7 million;

We have outstanding as of December 31, 2006 the following long-term indebtedness:

•	9.125% Notes due 2008 totaling U.S.$125.6 million;

•	9.125% Notes due 2010 totaling U.S.$212.5 million;

•	8.85% Notes due 2011 totaling U.S.$134.6 million;

•	8.85% Conversion Notes due 2011 totaling U.S.$0.03 million, which were converted into U.S. dollars in August 2004; and

•	bank and other financial institution financing totaling the equivalent of U.S.$49 million due until 2014.

As from 2004, our debt in foreign currency had decreased in terms of U.S. dollars as a consequence of repayments made in 2004, 2005 and 2006. As of December 31, 2004, 2005 and 2006 our debt in foreign currency had decreased in terms of U.S. dollars to the equivalent of U.S.$1,034 million (equivalent to Ps.3,079 million), U.S.$833 million (equivalent to Ps.2,527 million) and U.S.$737 million (equivalent to Ps.2,265 million), respectively. As of December 31, 2006, current assets were lower than our current liabilities by Ps.1,060 million. (See Notes 11 and 12 to our Annual Financial Statements).

As of December 31, 2006, we held long-term funds from major financial institutions in an amount equivalent to Ps.147 million maturing in February 2011 and May 2017 and accruing a nominal annual interest rate ranging from 1.75% to 2.30%. These funds have been borrowed under terms and conditions customary in this kind of transaction, which generally refer to the commitment not to encumber or grant security interests on assets or on present or future revenues, other than certain permitted encumbrances or unless certain predetermined conditions are met.

Additionally, we use one long-term bank credit line to finance long-term imports from a commercial bank with maturity in August 2008 that accrues interest at six month LIBOR plus 2.15% per annum, which, as of December 31, 2006, amounted to Ps.4 million.

Related Party Indebtedness

During 2006, we cancelled all of our outstanding indebtedness with TISA. As of December 31, 2005, we owed approximately Ps.38 million (approximately U.S.$13 million) to TISA. On January 3, 2005 we assumed all of Telinver´s indebtedness with TISA. In consideration for our assumption of the debt, Telinver entered into two loan agreements in pesos with us in the amounts of Ps.71.5 million and Ps.45 million, respectively.

Subsequently, at Telinver’s extraordinary shareholders’ meeting on February 14, 2005, we, as the controlling shareholder of Telinver, approved a capital increase of Ps.71.5 million. We subscribed this increase through the capitalization of the Ps.71.5 million loan.

The remaining debt of Ps.45 million was prepaid by Telinver on July 31, 2006 with interest accrued as of that date. See Item 4: “Information on the Company—Business Overview—Disposal of Telinver-Publishing of Telephone Directories”.

Exposure to Foreign Exchange Rates

Our financial and bank payables in foreign currency as of December 31, 2006 amounted to approximately U.S.$678 million (approximately Ps.2,082 million), 15 million euro (approximately Ps.61 million), and 4.7 billion Japanese yen (approximately Ps.122 million). We have entered into a currency swap agreement in respect of the 5.8 billion Japanese yen-denominated bank payables, as described in “Hedging Policy—Swaps” below. As of December 31, 2006, we also had the equivalent of approximately Ps.196 million of trade and other payables denominated in foreign currencies. Approximately Ps.336 million of our current receivables, investments and bank deposits are denominated in foreign currency.

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

As of December 31, 2006, we had indebtedness in foreign currency in an amount equivalent to U.S.$737 million and, for the purpose of partially hedging our indebtedness in foreign currencies, had deposits and government securities in U.S. dollars in the amount of U.S.$85 million.

The main aspects of our hedging policy are:

•	Identifying risks and applying our risk management objectives and strategies.

Since the Convertibility Law pegged the peso at a value of Ps.1.00 per U.S.$1.00, exchange rates risks were mainly related to changes in the value of the U.S. dollar in comparison with currencies other than the peso. In January 2002, the Argentine government devalued the Argentine peso and currently the peso/U.S. dollar exchange rate is determined by a free market with certain controls.

Until 2002, we did not hedge our U.S. dollar-denominated debt because under the Convertibility Law the peso/U.S. dollar exchange rate was essentially fixed at parity and we had our revenue stream linked to the U.S. dollar because our rates were denominated in U.S. dollars and converted into pesos at the end of each month. However, in some cases, we hedged U.S. dollars against yen and euros, as discussed below. Before the Convertibility Law, according to the Transfer Contract, our rates were to be restated for inflation in Argentina and in certain extraordinary circumstances, by a specific formula which considered both the effect of the inflation and the variation in exchange rates. Since the end of the Convertibility Law, almost all of our revenues are stated in pesos but almost all of our debt was denominated in foreign currency so we had and still have a mismatch between our revenues and our financial debt in foreign currency.

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

•	To match main features (such as notional value, maturity date and interest payment dates) of the underlying security and the derivative instruments.

Another feature of our derivative strategy is the matching of the main features (such as notional value, maturity date and interest payment dates) of the underlying security with its respective derivative. This matching is especially sought for foreign currency debt and derivatives hedging payments in foreign currency. Even when a perfect hedge of the flows is sought, the lack of depth of Argentine derivatives markets has led historically to imbalances between the characteristics of the hedges and the underlying debts, though they have not been significant with respect to the purpose of the hedge. We intend to reduce these imbalances so long as this does not involve disproportionate transaction costs. We intend to achieve this by documenting the relationship between the derivative and the hedged items. This process includes linking all derivatives designated as hedges to specific assets and liabilities or to specific firm commitments denominated in foreign currency.

•	Ability to re-evaluate derivative instruments at markets prices using resources of the Telefónica Group.

We use internal valuations for derivatives instruments, which are verified with independents parties’ valuations (e.g., bank valuations).

As part of our hedging policy, we held the following derivative financial instruments:

Swaps

In September 1999, we entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the yen/U.S. dollar exchange rate in connection with the loan granted by the Export-Import Bank of Japan (currently the Japanese Bank of International Cooperation), which had a balance of 4.667 billion Japanese yen as of December 31, 2006. The loan matures in February 2011 and accrues interest at a rate of 2.3% per annum. The swap agreement provides for a fixed exchange rate of 104.25 yen per U.S. dollar. The interest rate paid to Citibank N.A. under the swap agreement during the term of the loan is 7.98% per annum. As of December 31, 2006, the amount of the related liability, taking into account the effect of the swap and the additional interest accrued, was U.S.$48 million.

Additionally, in December 1999, we entered into a second foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the euro/U.S. dollar exchange rate in connection with our net position of assets and liabilities in euros, including the balance of the loan granted by the Instituto Centrale Per il Credito a Medio Termine (the “Mediocredito Centrale”). The Mediocredito Centrale loan matures in May 2017 and accrues interest at a rate of 1.75% per annum. The swap agreement is in effect through May 2007 and provides for a fixed exchange rate of euros 0.998 per U.S. dollar. The interest rate paid to Citibank N.A. during the term of the loan is 2.61% per annum.

The swap agreements with Citibank establish, among other typical provisions for this type of transaction, the acceleration of payment upon the failure to pay financial debts for amounts in excess of 2% of our shareholders’ equity.

As of December 31, 2006 and 2005, the hedge relationships of these swaps were deemed to be ineffective. (See Note 2.3.i to our Annual Financial Statements).

Currency Futures

During 2006 we used foreign currency forward agreements, in order to hedge against the risks associated with exposure to the Ps./U.S.$ exchange rate. In April 2006, we entered into foreign currency forward agreements by which currency positions have been offset upon their maturities in June 2006, for a total of U.S.$55 million. The exchange rate agreed upon for these transactions ranged from Ps.3.05 and Ps.3.09 per U.S. dollar. These agreements were used to cover short-term U.S. dollar denominated commitments related to the principal of our negotiable obligations. As of December 31, 2006 there are no foreign currency forward agreements currently in force.

See Item 11: “Quantitative and Qualitative Disclosures About Market Risk” for important information concerning exposure to foreign currency exchange rate changes.

Credit Ratings

Although both Standard & Poor’s and Fitch have lowered our foreign currency credit ratings based on the increased refinancing risk after the devaluation of the peso, the government-mandated pesification and freezing of our tariffs, and the harsh macroeconomic conditions in Argentina, since the end of 2003, both agencies increased our ratings several times as a consequence of our new maturity profile after the consummation of the exchange debt offers in 2003. In 2005 and 2006, Standard and Poor’s increased our rating based on the strengthening of economic conditions in Argentina, and on improvements in our operating and financial performance. Fitch’s latest increase of our ratings took place in August 2006, due to our strong market position, our improved financial profile and TISA’s historical support.

Our notes are currently rated “B+” and “AA-” under Standard & Poor’s global and national scales, respectively. In addition, the notes are also currently rated “AA- (arg)” and “B+” by Fitch under its national and international scales, respectively. Finally, the notes are currently rated “B2” and “Aa3.ar” under Moody’s Global Rating and National Scale, respectively.

C.	Research and Development, Patents and Licenses.

We did not incur any material research and development expenses for 2006, 2005 and 2004. We hold no material patents and do not license to others any of our intellectual property. In connection with our provision of telecommunication services, we plan to develop our infrastructure based upon present and projected future demand of such services. We acquire the necessary technology, including equipment, from third parties.

D.	Trend Information.

Between 2004 and 2006, the telecommunications industry continued to adapt itself to the changes that occurred since the beginning of 2002. The companies reacted to the new scenario by carrying out liability restructurings, mergers and acquisitions, among others things. Despite cash flow constraints, the existing installed capacity generated a level of competition that affected the rise of prices in the industry.

In this scenario, we maintain the following management priorities for the short and medium term in order to maintain our vision “to be Argentina’s most admired company in terms of personnel enthusiasm, customer satisfaction and contribution to the country’s development”:

•
Consolidate as a broadband company and maintain our leadership in Internet growth opportunities through ADSL development, which is considered to be the main growth business for residential customers, with the aim of reaching one million ADSL customers in 2008. Our plan for growth has allowed to strengthen our leading position in the access market in the areas we serve and to maintain quality and service standards comparable to the most developed markets around the world;

•	enhance the offering of value added services in relation to broadband technology, improving the content and variety of services, including multimedia, music and games;

•
continue to strengthen our position in the traditional fixed telephony business through growth in the residential customers and small and medium company segments by developing new value added service offerings and packaged offerings;

•
consolidate our position as a comprehensive supplier for corporate customers, i.e., shifting from a vision focused on product development to a vision focused on the development of integrated offerings tailored to the needs of such customers;

•	optimize the use of resources through operating efficiency;

•	continue with adequate cash management, honoring assumed commitments;

•	promote the development of an innovation-oriented culture;

•	encourage our conversion into an organization focused on, and committed to, the customer through continued improvement in customer satisfaction; and

•	contribute to Argentina’s economic and social development by deepening our focus as a strategic ally of the country.

Since the second half of 2003 there has been an improvement in the macroeconomy, including stabilization of the peso with respect to the US dollar. Although in 2006 consumer price index recorded an accumulated increase of 9.8% the Argentine government must devote special attention to the economy in order to keep such index under control. In particular, we expect that the outcome of the renegotiation of the tariff agreement with the Argentine government, and how the government will regulate tariffs, may have a material effect on the results of our operations in future years, accompanying the macroeconomic situation in Argentina, including through factors such as inflation, devaluation and unemployment.

In particular, our results of operations are very sensitive to changes in the peso/U.S. dollar exchange rate because our primary assets and revenues are denominated in pesos while 52% all of our liabilities are denominated in U.S. dollars as of December 31, 2006.

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

In the long term, we intend to continue to solidify our position as the leading provider of integrated business solutions in Argentina by providing a full range of services including voice, value added services, particularly in ADSL, and other high-technology products for corporate users of various sizes through different marketing channels. We also intend to continue to invest substantial resources and expect investments in 2007 to be in the region of Ps.500 million, in basic telephone services and in ADSL as well as in training and personnel development and in incentive programs to reduce costs and improve efficiency.

We believe that the implementation of these short- and long-term business strategies, hand in hand with the current stability in Argentina’s economic situation, will continue having a positive impact on the competitiveness of our telecommunications activities, reducing the adverse effects of growing competition.

See Item 5: “Operating and Financial Review and Prospects—Factors Affecting Our Results of Operations—Effects on Our Results of Operations and Liquidity in Future Periods.”

E.	Off-Balance Sheet Arrangements.

Commitments Related to TMA

In connection with the PCS licenses, TMA jointly with Telecom Personal S.A. (with respect to the Metropolitan Area) and Miniphone (whose successors are TMA and Telecom Personal S.A.), were required to issue promissory notes (“pagarés”) in favor of the Argentine government to evidence their respective promises to pay the deferred purchase prices of their PCS licenses and to perform their respective obligations under such licenses. In that context, we provided, either to the Argentine government directly or to banks as support for guarantees by such banks of certain of those pagarés, guarantees of payment of the outstanding balance of the pagarés with maturity in June 2001 and performance guarantees in the amounts of approximately U.S.$22.5 million, as well as approximately Ps.45 million guaranteed jointly with Telecom.

As of the date of issuance of this Annual Report, the National Communication Commission has finished the technical review of the existing network, and for this reason, the guarantees have been released.

Commitments Related to the Sale of our Equity Interest in Telinver

As a part of the sale of Telinver, we made representations and guarantees customary in these kinds of transactions to the TPI Group, including the absence of any liabilities or liens other than those reflected in the financial statements of Telinver as of the date of the transaction and our liability for legal, tax and labor contingencies originating prior to the acquisition, among others.

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

On February 14, February 28 and June 14, 2002, the Tax Bureau of the Province of Buenos Aires (the “Dirección General de Rentas” or “DGR”) issued three resolutions pursuant to which a summary procedure for tax determination purposes in relation to turnover tax for fiscal years 1996, 1997, 1998, 1999, 2000 and 2001 (January through July) was commenced against Telinver. The amounts claimed in such proceedings are Ps.4.4 million, Ps.0.3 million and Ps.1.7 million, respectively, plus the interest provided in the Buenos Aires Province Tax Code. On January 22, 2004, Telinver filed an appeal with the Buenos Aires Province Administrative Tax Court of Appeals.

On November 15, 2005, the Administrative Tax Court of Appeals on the third of the resolutions mentioned in the previous paragraph. Pursuant to the judgment, Telinver was to pay a total amount of Ps.15 million as principal and interest. Telinver has paid Ps.1.7 million as the principal amount claimed by the DGR as a previous requirement to appeal the decision of the Administrative Tax Court of Appeals before the contentious administrative courts. Additionally, Telinver requested a precautionary measure based on the unconstitutionality of the mechanism applied to calculate the interest established in the Buenos Aires Province Tax Code. On August 18, 2006, Telinver was notified of a report issued by the Tax Technical Advice of the DGR accepting the claim filed by Telinver in connection with the application of the cap on interest established by Law No. 13,405, section 16, and demanding payment of Ps.9.9 million. Telinver. filed a brief challenging a portion of that amount, as it included Ps.1.7 million in excess that had already been paid. On September 20, 2006, Telinver’s position was dismissed and, in order to avoid a money judgment, Telinver agreed to pay, reserving the right to challenge payment in the judicial file. On November 11, 2006, Telinver paid under protest the amount claimed plus interest for Ps.11 million and filed a brief abandoning the precautionary injunction requested.

In addition, on March 1, 2006, certain Telinver’s directors received a request from the DGR requiring them to pay within 5 days the amount of Ps.1.5 million plus compensatory interest. According to our legal counsel, this demand is subsumed in the notification dated August 18, 2006, mentioned in the previous paragraph.

Based on the progress of the case as of the date of issuance of this Annual Report and although the final outcome is subject to the uncertainties inherent to any pending court judgment, to date, it is uncertain whether it is probable that we will be granted the economic benefits related to the sale in connection with the contingency mentioned herein and, therefore, as of December 31, 2006, Ps.35 million was deferred until the uncertainty described above is resolved. See note 2.3.l to our Annual Financial Statements.

F.	Tabular Disclosure of Contractual Obligations.

The following table represents a summary of our contractual obligations and commercial commitments as of December 31, 2006:

	Payments due by period in millions of pesos
	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
Contractual Obligations
Bank and Financial debt (1)	2,829	877	674	1,257	21
Other long-term obligations	1,031	981	36	9	5
Total contractual cash obligations	3,860	1,858	710	1,266	26

Commercial Commitments
Operating Leases Obligations	35	16	13	4	2
Other commercial commitments(2)	186	59	67	60	-
Total commercial commitments	221	75	80	64	2
_______________
(1)     Principally relates to negotiable obligations. See Note 11 to our Annual Financial Statements

(2)     Includes leases of satellites, real property, operation and maintenance of submarine cables and the baseline of IBM contract. See Note 8.1 to our Annual Financial Statements.

Bank and financial debt include principal and interest for the debts that accrued variable interest rate, we estimate interest payable based on interest rates in effect at December 31, 2006. Actual interest payments may significantly differ from these estimates on account of interest rate fluctuations. In addition, approximately 95% of our obligations are foreign-currency debt, and therefore principal and interest payments are estimates based on exchange rates in effect as of December 31, 2006. Actual foreign currency debt payments may significantly differ from these estimates due to exchange rate fluctuations.

IBM Contract

On March 27, 2000, our Board of Directors approved the outsourcing through IBM of the operation and maintenance of some of the infrastructure of our information systems. We, Telinver, TMA and Telefónica Data executed a contract with IBM whereby we outsourced the operation and maintenance of the information technology infrastructure for a term of six and one-half years, and the transferred to IBM the assets used to render the services outsourced under the contract at a stated price (“the 2000 Contract”).

1. Service Price: Over the term of the contract, we committed to pay IBM a monthly charge as consideration for the base line services to be rendered under the contract, and other charges for the use of additional resources. The payment terms include decreasing monthly installments.

2. Transfer of Equipment: The agreement stipulated that at the inception of the contract, we should transfer to IBM, at a fixed price, the assets that were designated to provide the services at that date. In addition, the agreement stipulated that at contract expiration IBM shall transfer to us, at a fixed price, the assets that were designated to provide the services at that date.

The following is a summary of the primary contractual cash flows related to our agreement with IBM, as it was originally stipulated in 2000:

(in millions of U.S. dollars from 2000 to 2006)
Assets acquired by IBM	23
Baseline monthly installments (service fee total payments)	(213)
Repurchase of assets	(14)
Refund (only if contract is renewed)	3

As a result of the devaluation of the peso, we had renegotiated the payments for base line and additional resources originally denominated in U.S. dollars. On the basis of supplementary contracts, we undertook, among other obligations, to pay IBM for the services rendered pursuant to the contract from January 2004 to December 2006 the amount of Ps.44.8 million and U.S.$35.8 million in monthly installments. In addition, the referred contracts contemplated the possibility of renegotiating the amount in pesos semiannually upon request by the parties.

As part of the renegotiation described below, on September 29, 2006, we and IBM signed two contracts whereby the services provided by IBM under the 2000 Contract were split up. One of the contracts includes the outsourcing of the services related to Mainframe and Midrange equipment through 2011 (“2011 Contract”) and the other one establishes an extension of the 2000 Contract through December 31, 2007, including all services provided by IBM under the original contract, except for those included in the 2011 Contract (“2007 Extension”). In addition, we and IBM signed a memorandum in which we agreed a fixed price for the transfer of the assets under the original contract amended by the 2007 Extension, after the enactment of Law No. 25,561.

The main characteristics of the contracts are as follows:

a)	2011 Contract:

Service Price: we committed to pay IBM a monthly charge throughout the term of the contract in consideration for the base line services to be rendered under the contract, and other charges for the use of additional resources. The payment terms include decreasing monthly installments for approximately U.S.$50 million throughout the five-year contract term. The Mainframe includes the technological renovation of the equipment used to provide the services.

b) 2007 Extension: we and IBM agreed to extend the provision of all the other services rendered under the 2000 Contract, not included in the 2011 Contract, until December 31, 2007, for a total amount of approximately Ps.25 million.

Transfer of Equipment: under the two contracts and the memorandum mentioned above, IBM shall transfer to us, at a fixed price of U.S.$15 million, the assets that as of the date of each contract expiration are designated to provide the related services.

Other

We signed contracts for the lease of satellites, real property and operation and maintenance of submarine cables, which include approximately Ps.35 million of minimum future payments as of December 31, 2006.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A. Directors and Senior Management.

Our management consists of a Board of Directors and our executive officers. Our bylaws (Estatutos Sociales) provide for a Board of Directors consisting of no fewer than three and no more than eight directors and up to one alternate director for each sitting director. Our shareholders have currently fixed the number of directors and the number of alternate directors at eight. We currently have eight directors and eight alternate directors. Each alternate director may attend meetings of the Board of Directors and vote in the absence of the director for whom he or she is acting. Directors and alternate directors are elected at the annual ordinary meeting of shareholders to serve one-year renewable terms.

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

The following is a list of the members of the Board of Directors and the Secretary to the Board of Directors as of the date of this Annual Report:

Name	Position	Date of Appointment	Appointing Affiliate
Eduardo Fernando Caride	Chairman	2006	TISA
José María Álvarez-Pallete López	Vice Chairman	2003	TISA
José Fernando de Almansa Moreno-Barreda	Director	2003	TISA
Juan Ignacio López Basavilbaso	Director	2004	TISA
Mario Eduardo Vázquez	Director	2003	TISA
Guillermo Harteneck	Director	2001	Independent
Luis Ramón Freixas Pinto	Director	2000	Independent
Jaime Urquijo Chacón	Director	2003	Independent
Gaspar Ariño Ortíz	Alternate Director	2005	Independent
Javier Benjumea Llorente	Alternate Director	1998	TISA
Juan Jorge Waehner	Alternate Director	2004	—
Javier Delgado Martínez	Alternate Director	2004	TISA
Manuel Echanove Pasquín	Alternate Director	2004	—
Eduardo Navarro Carvalho	Alternate Director	2004	TISA
Manoel Amorim	Alternate Director	2005	TISA
Juan Revilla Vergara	Alternate Director	2005	TISA
Alejandro Pinedo	Secretary to the Board of Directors	2005	Not Applicable
______________
Set forth below are brief biographical descriptions of our directors.

Eduardo Fernando Caride 50, is the Chairman of our Board of Directors and an Argentine. He is an Accountant and has a degree in business administration. He joined Telefónica Group 17 years ago. He held various positions in Argentina, the United States and Spain. In 2001, he was appointed Executive President of Telefónica Empresas and TIWS for global operations. In November 2004, he was appointed President of Telefónica Móviles for the Southern Cone covering operations in Argentina, Chile and Uruguay. As president of Telefónica Móviles for the Southern Cone, Eduardo Caride led the operation resulting in the Movicom BellSouth acquisition and integration. He successfully coordinated the acquisition process in Argentina, Chile and Uruguay, reaching over 15.5 million mobile clients of Telefónica in the Region by late 2006. From November 2006, he has been the Executive President of Telefónica Group in Argentina and Uruguay.

José María Álvarez-Pallete López, 43, is a member of our Board of Directors and a Spanish citizen. He holds a degree in business administration from the Universidad Complutense of Madrid; he also studied business administration at the Université Libre of Belgium. He joined Telefónica in February 1999 as CFO of TISA. In September 1999, he became Corporate Chief Financial Officer at Telefónica. Since July 2002, he has been the CEO of TISA. In October 2005, he earned an Advanced Study Diploma (Diploma de Estudios Avanzados - DEA) from the Finance and Accounting faculty at the Universidad Complutense de Madrid.

José Fernando de Almansa Moreno-Barreda, 58, is a member of our Board of Directors and a Spanish citizen. He received a degree in law from the University of Deusto (Bilbao, Spain). He joined the Spanish Diplomatic Corps in 1974, and served from 1976 to 1992 as Embassy Secretary and Counselor to the Spanish Permanent Representative to NATO, in Brussels, Cultural Counselor of the Spanish Representative to Mexico, as Minister-Counselor of the Spanish Embassy in the Soviet Union, General Director of the National Commission for the 5th Centennial of the Discovery of the Americas, Chief Director for Eastern European Affairs, Atlantic Affairs Director and Deputy General Director for Eastern European Affairs in the Spanish Foreign Affairs Ministry. From 1993 to 2002, he was appointed Chief of the Royal Household of Spain, bearing the rank of Minister, by His Majesty King Juan Carlos I, and is currently Personal Adviser to His Majesty the King.

Juan Ignacio López Basavilbaso, 52, is our Management Control and Resources Director, our CFO and a member of our Board of Directors. He is an Argentine citizen. He is an engineer and holds a business postgraduate degree from the University of California at Berkeley. He joined our Finance Department in 1990, and was responsible for financial planning and capital markets until the end of 1994. He later served as International Businesses Director of Telintar and acted as adviser to the general manager of Multicanal. He was appointed our Finance Director in April 1998, and since 1999 he has been our Chief Financial Officer. Before joining us, he worked in the corporate banking department of Citibank in Buenos Aires.

Mario Eduardo Vázquez, 71, is member of our board of directors and is an Argentine citizen, and was the former Chairman of our Board of Directors and our President from June 6, 2003 until November 7, 2006. He graduated as an accountant and holds a degree in economics. For 33 years, he practiced at Pistrelli, Díaz y Asociados, the member firm of Arthur Andersen & Co. in Argentina, where he was an associate partner for 23 years and was responsible for operations in Argentina for 20 years. He played an active role in the reform of the Argentine public administration, the deregulation of the economy and the privatization of YPF S.A. and the telephone, gas and water public utilities.

Guillermo Harteneck, 78, is a member of our Board of Directors and an Argentine citizen. He holds a degree in accounting and business administration from the School of Economics of the Universidad de Buenos Aires, as well as a Master of Science in Economics from Baylor University, Texas. Until May 2000, he served as chairman of the CNV and the chairman of the executive committee of IOSCO, the International Securities Organization. During his extensive professional life, he held positions as statutory auditor and director at many leading Argentine companies. He is an associate professor at the School of Economics, Universidad de Buenos Aires.

Luis Ramón Freixas Pinto, 63, is a member of our Board of Directors. He is Argentinean and earned his degree in civil engineering at the University of Buenos Aires. He also completed a Program in Advanced Business Administration at IAE, Austral University, which is affiliated with the School of Economics at the University of Navarra, Spain (“IESE”). In 1978, he joined Dragados y Construcciones where he worked for one year. Later, he joined Dragados y Construcciones Argentina S.A., where he was in charge of the production, administration, HR and finance areas as Vice President. In 1993, he became the General Manager of Autopistas del Sol S.A., and he has been the Chairman of the Board of Directors since 2000. He took part in different activities related to community issues and, at present, he is a member of the Christian Businessmen Association where he formerly was a Board member. He is the Chairman of Fundación por Pilar, director of Nuevo Millennium and a member of Adespa

(Association of Argentine Utility Companies). He is also a member of the Executive Committee of ESADE Consulting Council.

Jaime Urquijo Chacón, 75, is a member of our Board of Directors and a Spanish citizen. He is an engineer who completed his studies in economics and agriculture in the United States of America. He was secretary general, general director and president of Energía e Industrias Aragonesas S.A., an electrochemical company belonging to Banco Urquijo Group. He was the founder of Desarrollo Químico Industrial, S.A. (DEQUISA), company engaged in chemical manufacturing. He was advisor of Banco Urquijo and founded several companies related thereto. He was also advisor of Tabacalera, S.A.

Gaspar Ariño Ortiz, 71, is an alternate member of our Board of Directors and a Spanish citizen, founding partner of the law form of Ariño y Asociados Abogados. He earned his degree in Law at the University of Valencia and his Ph.D. in Law at the University of Madrid. He is a lecturer of Administrative Law at the Universidad Autónoma de Madrid and president of the Regulation Study Foundation. He practices law and is a member of the Bar Associations of Madrid, Valencia, Barcelona and other cities of Spain.

Javier Benjumea Llorente, 54, has been an alternate member of our Board of Directors since 1998 and is a Spanish citizen. He holds a Bachelor’s Degree in economics and a Master’s Degree in business administration. He joined Abengoa, S.A. in 1980 as Assistant to the President. In 1986 he was appointed Advisor Member and in 1991, President. He is the President of Focus-Abengoa Foundation Charity, a member of the Managing Board and Managing Council of Fundación Universitaria Comillas-ICAI. He is Vice President of Compañía Sevillana Endesa, and Advisor of Air Liquide España, S.A., Estudios de Política Exterior, S.A. and Diario ABC, S.L. He is a Numerary Member of the Academy of Social and Environmental Sciences and Member of Prince Asturias Foundation Charity.

Juan Jorge Waehner, 46, has been an alternate member of our Board of Directors. He joined us in 1998 and was recently appointed CEO. Prior to that, he was the Director of our Residential Business Unit. He is Argentinean and earned his postgraduate degree in Managerial Development and Strategic Management from IAE in Argentina, Harvard / IESE and INSEAD - Fontainebleau in France. He worked in Germany and Spain for the Siemens Multinational Group holding in several positions in the areas of Electrical and Automotive Installations. He worked for TMA as Commercial Director. Formerly he worked for Motorola-BGH in the communications business. In Argentina, he was General Manager of the Communications Business of Motorola-BGH. He led the commercial area in the “start-up” of the company Unifón and directed the Residential Business Unit of Telefónica Argentina until January 2005, when he was named CEO, the post he presently holds.

Javier Delgado Martínez, 47, has been an alternate member of our Board of Directors since December 2004. Born in Spain, he has a degree in Business and Economic Sciences from the Universidad de Zaragoza. He was Director of the Financial Assets and Derivatives Department at Banesto and Banco Bilbao Vizcaya S.A. He is currently the Chief Financial Officer at TISA.

Manuel Echanove Pasquín, 42, has been an alternate member of our Board of Directors since December 2004. He is Spanish and holds a Bachelor’s Degree in Economics and Business from the Universidad Pontificia de Comillas. He was the Commercial and Marketing Director of France Telecom/Global One; General Director of Business and Professional Development and General Director of Business Strategy and Development at Telefónica de España. At present, he is the General Commercial Director of TISA.

Eduardo Navarro Carvalho, 44, is an Alternate Member of our Board of Directors and a Brazilian citizen. He is a Metallurgic Engineer with a degree from the Federal University of Minas Gerais, Brazil. Since May 2005, he has been General Director of Strategic Planning, Regulation and Corporate Development at TISA. Between 1999 and 2005 he was Corporate and Regulatory Strategy Vice President at Grupo Telefónica Brazil, taking part of the Executive Committee of several companies belonging to Grupo Telefónica Brazil. For five years, he was a consultant at McKinsey & Company (1994-1999) and during that period he led projects in Brazil, Spain, Portugal and South Africa, focusing on the strategy of the Industry, Infrastructure and Telecommunications areas. He started his career in the steel industry and between 1986 and 1994 he worked at Grupo ARBED (at present Arcelor) as Chief of Development Sector and Chief of Cable & Wire Plant. At present, he is the President of AHCIET

(Asociación Hispanoamericana de Centros de Investigación y Empresas de Telecomunicación - Ibero-American Association of Research and Telco Centers) Regulation Committee.

Juan Revilla Vergara, 45, is an alternate member of our Board of Directors. He holds a degree in Business Administration earned at Universidad Pacífico de Lima. From January 1, 2006 to date he has been the General IT, Operations and IS Director at Telefónica Internacional, S.A. Until then and starting on January 21, 2003 he was the CEO of Telefónica del Perú S.A. Before that, he had been the CPO of Grupo Telefónica, position held since March 2001. Between 1998 and February 2001 he was the CFO of TELESP in Brazil. Between 1995 and 1998, he was the Control VP at Telefónica del Perú. He also developed part of his career as senior analyst in charge of (fixed and variable income) underwritings at the Spanish National Securities Commission from September 1993 to July 1995. Before that, from March 1990 to August 1993 he had been responsible for Banesto - Banco Español de Credito affiliate control in Madrid.

Alejandro Pinedo, 44, is our General Counsel of the Telefónica Group in Argentina and a Argentine citizen. Lawyer’s degree from the Buenos Aires University and Masters Degree in Administrative Law at the Universidad Austral, Argentina. In November 2005 he was appointed General Counsel of the Telefónica Group in Argentina and Telefónica de Argentina S.A., a company of the Telefónica Group in Argentina. Since April 21, 2006 he hold position of Secretary of the Board of Telefónica de Argentina S.A. He has also held posts in the following companies: Pecom Energía S.A. (a company of the Perez Companc Group), Legal Manager of the Oil & Gas Division; Estudio Pérez Alati, Grondona, Benites, Arntsen & Martinez de Hoz (h), Senior Counsel; Estudio Basílico, Fernández Madero & Duggan, Senior Counsel; First Instance Federal Courts.

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

Other Positions Held

The following table lists positions that the members of the Board of Directors, the Secretary to the Board of Directors and the members of our Supervisory Committee hold in other companies, as of the date of this Annual Report:

Name	Profession	Company	Position

Eduardo Fernando Caride	Accountant	Telefónica Móviles Argentina S.A.	Chairman
		Telefónica Móviles Argentina Holding S.A.	Chairman
		Telefónica Móviles del Uruguay S.A.	Chairman
		Telefónica Móviles Perú Holding S.A.	Director
		Telefónica Móviles S.A.	Director
		Telefónica Móviles Chile S.A.	Director
		Telefónica Móviles Chile Larga Distancia S.A.	Director
		Telefónica Móviles Soluciones y Aplicaciones S.A.	Director
		Telefónica Móviles Chile Inversora S.A.	Director
		Intertel S.A.	Director
		Fundación Telefónica	Chairman

José María Álvarez-Pallete López	Business Administrator	Telefónica S.A.	Director
		Telefónica Datacorp S.A.U	Director
		Telefonica Internacional S.A.U	Chairman
		Telecomunicacoes de Sao Paulo TELESP S.A.	Vice Chairman
		Telefónica Móviles España S.A.U.	Director
		Colombia Telecomunicaciones S.A.	Director
		Compañía Internacional de Telecomunicaciones S.A.	Chairman
		Telefonica Mundo S.A	Director
		China Netcom Corporation	Director
		Telefonica 02 Europe PLC	Director
		Telefónica Larga Distancia de Puerto Rico Inc.	Director
		Telefónica Internacional Chile S.A.	Director
		Telefónica Holding de Argentina S.A.	Chairman
		Telefónica Móviles México	Vice Chairman

José Fernando De Almansa Moreno-Barreda	Attorney and Spanish Diplomat
		Telefónica Latinoamerica	Director
		Telefónica del Perú	Director
		Telecomunicaoes de Sao Paulo TELESP S.A.	Director
		BBVA Bancomer México	Director

Juan Ignacio López Basavilbaso	Engineer	Compañía Internacional de Telecomunicaciones S.A.	Director
		Telefónica Holding de Argentina S.A.	Director

Mario Eduardo Vázquez	Accountant	Río Compañía de Seguros S.A.	Chairman
		Portal Universia Argentina S.A	Director
		Indra SI S.A.	Director
		Telefónica Holding de Argentina S.A.	Vice Chairman
		Telefónica Data Argentina S.A.	Chairman
		Compañía Internacional de Telecomunicaciones S.A.	Vice Chairman
		Telefónica Móviles Argentina S.A.	Director
		Telefónica Gestión de Servicios Compartidos Argentina S.A.	Vice Chairman
		Terra Networks Argentina S.A.	Vice Chairman

Guillermo Harteneck	Accountant	CCI Compañía de Concesiones de Infraestructura S.A.	Director

Luis Ramon Freixas Pinto	Engineer	Dragados y Construcciones Argentina S.A.	Director
		Autopistas del Sol S.A.	Chairman
		Fundación por Pilar	Director
		Nuevo Millennium	Director

Jaime Urquijo Chacón	Engineer	Logística S.A.	Director

Name	Profession	Company	Position
		Quimigal S.A.	Director
		Fundación Fondo Nacional para la Protección de la Naturaleza	Vice Chairman
		Fundación Altadis	Vice Chairman

Javier Benjumea Llorente	Economist	Inversión Corporativa S.A.	Chairman
		Abengoa S.A.	Chairman
		TISA S.A.	Director
		ABC	Director
		Air Liquide España S.A.	Director

Manuel Echanove Pasquín		Telefónica de Perú S.A.	Director

Eduardo Navarro Carvalho	Engineer	Telecomunicaoes de Sao Paulo TELESP S.A.	Director

Juan Revilla Vergara	Business Administrator	Telecomunicacoes de Sao Paulo TELESP S.A.	Director
		Telefónica de Perú S.A.	Director

Edgardo Alejandro Sanguineti	Accountant	Autopistas del Sol S.A.	Director

Jorge Héctor Martínez	Accountant	Joarabi S.A.	Chairman

Officers

Our principal executive officers are:

Eduardo Fernando Caride, 50, currently serves as the Chairman of our Board of Directors and President. See “—Directors and Senior Management” above for biographical information.

Alejandro Pinedo, 44, currently serves as our General Counsel. See “—Directors and Senior Management.”

José Luis Rodríguez Zarco, 57, he is our Institutional Relations Director. He is a Spanish citizen and began his career in the civil service in Spain, working at the Spanish Home Office between 1969 and 1990. He subsequently held positions as Security Supervisor and Manager at the Madrid-based firm Renfe.

Manuel Neira Montes, 59, he is our Corporate Internal Audit Director. He is a Spanish citizen and obtained a degree in Accounting from Universidad de Buenos Aires in 1974. He joined us in 1991, as Assistant Director, Internal Audit and later promoted to his current position as Director of that division. During his tenure at Price Waterhouse (1969-1985), he became manager of the firm’s external audit department. Between 1985 and 1991, he acted as In-house Vice President, Financial Control, in the Citicorp/Citibank Group.

Juan Ignacio López Basavilbaso, 52, currently serves as CFO and Management Control and Resources Director. See “—Directors and Senior Management” above for biographical information.

Juan Jorge Waehner, 46, currently serves as our CEO. See “—Directors and Senior Management” above.

Rafael Pablo Berges, 43, joined us in 1998 as Human Resources Director. Since March 2006, he is our Human Resources Director. He is Argentinean and holds a degree in industrial engineering from the School of Engineering at the University of Buenos Aires. He earned an MBA at IDEA (Instituto para el Desarrollo de los Empresarios de la Argentina - Argentine Institute for Business Development). He pursued graduate courses in business administration at the IESE University and Harvard University, sponsored by Telefónica. He also completed a Senior Leadership Program. Before joining the Company, he worked for (i) Techint, where he worked in industrial engineering and human resources; (ii) Sheraton Hotel Buenos Aires, where he was the training manager and the Human Resources Director in charge of monitoring the Latin American Region; and (iii) Allergan, a pharmaceutical laboratory, as Human Resources Director for Latin America.

Fernando Luis Fronza, 43. He is our Residential Business Unit Director and joined us in 2000 as Strategy Director and Wholesale Business Unit Director. He is Argentinean and earned his degree in mechanical engineering at the National University of La Plata. He also earned an MBA at the Wharton School of Business, University of Pennsylvania. Before joining us he worked for McKinsey & Company for several years as Main Associate and at Siderca (Techint) as product engineer.

Rodolfo Enrique Holzer, 42, since March 2006. He is our Service Network Director. He is Argentinean and holds a degree in Electronic Engineering earned at the National University of La Plata. He earned a graduate degree in Management in 2000 from IESE Universidad de Navarra in Barcelona, Spain. He joined the company in 1992. He was Assistant Manager of Works in the Province of Buenos Aires and, among other positions, he was the Projects and Works Manager of the Province of Buenos Aires. In 1997, he was appointed Network Access Manager and in 2000, Access Network Director.

Marcelo Ricardo Tarakdjian, 35, is our Preferential Business Unit Director. He is Argentinean and has an undergraduate degree in business administration from the Universidad Católica Argentina (Argentine Catholic University) and is a CPA. He joined the company in 1995 and worked in the Preferential Business Unit until 2005. In May 2005, he was appointed Area Director of the Preferential Business Unit.

Séneca de la Puente Estremadoyro, 42, is our Commercial and Administrative Service Director as from April 21, 2006. He is a Peruvian citizen and, studied business administration at the University of Lima and has completed various courses of specialization in Peru and Spain, as including studies in political science in Sweden. He entered Grupo Telefónica in Peru in April, 1998 as Head of the Area of Administration and Management Control for Mobile Services of Telefónica del Perú. In March 1999, he assumed the post of Manager of Invoicing and Payments in the then newly created Telefónica Móviles Perú. In June 2000, he was promoted to Director of Customer Services of the same company. In April 2003 he returned to Telefónica del Perú where he assumed the position of Vice President of Central Management of Resources and Customer Services, in order to assume the General Management of T-Gestiona Perú in August 2005. Within the Telefónica Group he has led various corporate projects such as Arrears and Churn Control in Telefónica Móviles and was Sponsor of the implementation of the Atis System in Telefónica del Perú. He commenced his professional career in 1986 as external auditor with Arthur Andersen & Co. in Lima, later developing professionally in various multinational service companies in Lima, Stockholm and Barcelona before entering Grupo Telefónica.

José Luis Aiello Montes, 37, is our Wholesale Business unit Director. He is Argentinean and earned his degree in electronic engineering at the National University of La Plata. He pursued graduate studies in strategic marketing at the Buenos Aires Technological Institute (Instuto Tecnológico Buenos Aires) and in economics (at Torcuato Di Tella University). He joined us in 1995. He was promoted to Networking Manager in 1998, Operators’ Commercial Director in 2002, and Commercial Director of the Wholesale Unit in 2002. In December 2004, he was a member of our Executive Committee, and was then appointed as Director of Strategy, Regulation and Wholesale Business Unit.

Ricardo Pablo Galli, 33, is our Local Quality Director. He is Argentine and earned an engineering degree from ITBA (Instituto Tecnológico de Buenos Aires - Buenos Aires Institute of Technology), a “Diplome d’Ingenieur en Economie du Petrole” from IFP (Institut Francais du Petrole) Paris, France, and a Master’s degree in Sciences in Mineral Economics from CSM (Colorado School of Mines) Colorado, United States of America. Before joining the company, he worked for five and one-half years at Hermes Management Consulting, an Argentine consulting firm specializing in strategy, organization, operation and business appraisal projects. He joined the company in March 2005 as Quality Director.

Alejandro Lastra, 42, joined us in 2003 and since November 2005, serves as our Legal Affairs Director.He is an attorney. In 1992 he pursued a graduate program at the Southern Methodist University in Dallas, Texas. He also took other programs at the Universities of Buenos Aires and Austral. In 1996 he was an advisor of the law firm Estudio Perez Alati, Grondona, Benites, Arnsten & Martinez de Hoz and from 1997 to 2003 the Legal Manager of IBM Argentina S.A.

Diego de Cardenas Van Aerssen Beyeren, aged 41, Spanish, Economist. He earned an MBA at INSEAD. At present, he is our Controller. From 2002 to 2006 he was Telefónica Empresas Brasil CFO. Before that, he was Management Control Manager at Telefónica DataCorp and Country Manager at Agencia Española de Cooperación Internacional

The following directors and principal executive officers have entered into employment agreements with us: Alejandro Lastra, Juan Ignacio López Basavilbaso, Juan Jorge Waehner, Fernando Luis Fronza and Rafael Pablo Berges.

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

The total remuneration accrued by us to our principal executive officers during the fiscal year ended December 31, 2006 was approximately Ps.8.5 million, including amounts reserved to provide for pension, retirement or similar benefits. The total remuneration paid by us to our Directors, Alternate Directors and members of the Supervisory Committee during the fiscal year ended December 31, 2006, was Ps.6 million.

Incentive Plan for Executives

On August 8, 2005, the Board of Directors approved an incentive plan for executives. This plan values certain corporate objectives for the years 2005-2008, which if achieved could result in a payment ranging from 50% to 200% of an executive’s salary. The objectives are based mainly on corporate efficiency and profitability. The plan, which is in force from January 1, 2005 through December 31, 2007, provides the definitions and basis for selecting the executives who will participate, based on the criteria of contribution, strategic importance and personal performance. The incentive will be paid in cash during the year 2008.

We recognize the obligation associated with the execution of the plan in accordance with the straight line method over its term of duration, based on estimations of the level of achievement of the objectives set forth in the plan. As of December 31, 2006 we have recorded a liability in the amount of Ps.3 million in connection with this plan. We have 48 participants in this plan.

Performance Share Plan

On June 21, 2006, the general shareholders’ meeting of Telefónica approved a performance share plan intended for certain executives of Telefónica Group (Performance Share Plan or “PSA”). On November 7, 2006, our Board of Directors took note of the PSA and entrusted the Chairman to develop and establish the specific conditions applicable to the PSA. Additionally, on February 15, 2007, our Board of Directors approved the PSA. This plan consists in awarding a specified number of shares in Telefónica to selected beneficiaries as a variable compensation, subject to compliance with the requirements under the plan.

The PSA is subject to the following conditions:

•  A minimum number of years of service with us, subject to special conditions in relation to termination of employment.

•  The number of shares to be awarded depends on the level of achievement, which is based on the matching of the variation in shareholders’ compensation, considering quotation and dividends (Total shareholder return - TSR) on Telefónica shares with respect to the evolution of the TSR related to a group of listed telecommunication companies, representing the Benchmark Group.

The duration initially considered for the PSA is seven years. The PSA is divided into five three-year cycles, each of which begins on July 1 and ends on June 30 of the third year following the date of implementation of the cycle. Cycles are independent from each other. The first cycle begins on July 1, 2006 (with award of shares as from July 1, 2009), and the fifth cycle begins on July 1, 2010 (with award of shares as from July 1, 2013).

At the beginning of each cycle, the number of shares to be granted to the beneficiaries of the PSA based on the level of achievement of the goals is determined, observing the maximum number established. Shares are awarded after the end of each cycle. For the first cycle, the maximum number of shares to be awarded to our executives benefiting from the PSA amounts to about 105,000 shares.

As of December 31, 2006, the unit fair value amounts to Euro 6.42633 per share.

As of December 31, 2006 we recognized liabilities for Ps.0.5 million in relation to the PSA. The liabilities arising from this plan are valued on the basis of the fair value of the securities to be delivered calculated on the date on which the rights are granted and such cost is accrued on a straight-line basis during the period in which the services are rendered by the Executives.

Social Security Plan for Executives

As of December 31, 2006, our management approved a social security plan for executives (the “SSE Plan”) effective as from January 1, 2006, which consists in making monthly contributions shared between executives and the company to a special purpose vehicle in order to cover contingencies related to retirement, early retirement, total disability and death of the executive eligible as beneficiaries under the SSE Plan. This SSE Plan was also approved by our Board of Directors on February 15, 2007. The contributions are based on a percentage of the annual and fixed gross compensation of the participant and an additional percentage paid by us in different portions. We are not liable for the performance of the funds contributed or for the availability thereof to the participants. As of December 31, 2006 we booked the amount of Ps.23 million, which represents our contribution commitment to make a contribution as of such date.

The liability resulting from the SSE Plan is valued based on the amounts that we agreed to contribute as of fiscal year-end. Such cost is accrued in the period in which the benefit is granted and the services are rendered by the executives.

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

The members of the Board of Directors of a company incorporated under Argentine law have a general duty of loyalty and diligence in conducting a company’s affairs. The Argentine Companies Law No. 19,550 requires directors to act within the standard of diligence of “a good businessman.” Noncompliance by members of a Board of Directors with such duties makes them subject to unlimited joint liability for any resulting damage to the company. They are also liable on the same terms for any infringement of the law, of the bylaws or the articles of association of the company for any damages caused by abuse of power, willful misconduct or gross negligence.

Argentine law provides that the members of a Board of Directors cannot enter into any contractual relationship with the company they serve in such capacity, except for contracts entered into on an arm’s-length basis and related to the company’s activities. Any contract between a company and a member of its Board of Directors that does not comply with such conditions can only be entered into with the approval of the Board of Directors or of the statutory auditors in the event of a lack of quorum at the relevant Board of Directors meeting. The company’s shareholders must also be given notice of the contract. Lack of compliance with these requirements renders the contract null and void, unless ratified by a meeting of the company’s shareholders. If the shareholders’ meeting fails to approve the relevant contract, the relevant members of the Board of Directors (or, if relevant, the statutory auditors) are jointly liable for any resulting damage to the company.

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

On December 31, 2006, we had 9,712 full-time employees, 41 temporary employees and 53 trainees.

The following table provides the number of our unionized, nonunionized, temporary, and trainee employees for the fiscal years ended December 31, 2006, 2005 and 2004 (not including those of our former subsidiaries).

	December 31, 2006	December 31, 2005	December 31, 2004
Unionized	7,596	6,903	6,775
Nonunionized	2,116	1,995	1,982
	9,712	8,898	8,757
Temporary	41	284	490
Trainees	53	96	52
Total Number of Employees	9,806	9,278	9,299
Technical and Operations	5,529	5,377	5,360
Sales and Marketing	585	2,212	879
Financial and Administrative Support	1,432	1,272	1,278
Customer Service	2,260	417	1,782
Total	9,806	9,278	9,299

For the fiscal year ended December 31, 2006, the principal components of labor costs were basic wages, overtime and fringe benefits. We also incurred certain other related costs, including contributions made to the national pension plan, health plans, family allowances and additional pension contributions and life insurance premiums for employees covered by collective bargaining agreements. Most of these contributions are mandated by law.

On December 31, 2006, approximately 78% of our permanent employees were union members. All middle and senior management positions are held by nonunionized employees. Benefits under collective bargaining agreements include benefits to employees who retire upon reaching the age of retirement or who become disabled or who die prior to the age of retirement. We have calculated our liability relating to such benefits at approximately Ps.2 million as of December 31, 2006.

A three-year collective bargaining agreement with two unions, the Federación de Organizaciones del Personal de Supervisión y Técnicos Telefónicos Argentinos (“FOPSTTA”) and the Unión de Personal Jerárquico de Empresas de Telecomunicaciones (“UPJET”), became effective on January 1, 1998 and expired on December 31, 2000. The agreement, which renews every three years as long as no new agreement is executed, is currently in force and provides for new labor policies such as variable work schedules and wage adjustments based on our overall productivity. The terms of the agreement have not increased our aggregate labor costs. A new agreement will be renewed and executed shortly with substantially the same terms as the current one.

Federación de Obreros Especialistas y Empleados de los Servicios e Industria de las Telecomunicaciones de la República de Argentina (“FOEESITRA”) is the union representing a majority of our unionized work force. As a consequence of the secession of the FOETRA Buenos Aires from FOEESITRA, identical collective bargaining agreements must be negotiated and executed with both of these unions. In recent negotiations, we sought new provisions to eliminate or substantially reduce excessively burdensome salary determinants, such as seniority, special location-based compensation and leaves of absence. On June 26, 2001 and July 6, 2001, we signed agreements with FOEESITRA and FOETRA Buenos Aires. These agreements provide for new labor policies such as flex-time variable work schedules, wage adjustments based on overall productivity and personal days in accordance with the nonunionized workers.

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

From November 26 to December 6, 2004, the unionized telephone went on strike, in order to obtaining salary increases, which resulted in the total interruption of the customer service lines, repair services, directory information and international call assistance services. In addition, they took over our National Switching Boards, although service was not discontinued and operations were not materially affected. After the negotiations, we, the governmental enforcement authority and the unions agreed on an increase in the basic fixed salary under the previous collective bargaining agreement of up to approximately 20%, effective from January 2005, and a single final payment of Ps.500 per unionized employee, which was granted in December 2004. The new agreement has a duration of 12 months from January 1, 2005 unless external causes arise requiring a revision during such period.

As regards our relationships with the trade unions, after the direct action measures adopted by FOETRA FOEESITRA in the course of November and December 2005, agreements were reached in relation to salary increases for the personnel represented by these trade unions.

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

On September 2006, FOETRA Buenos Aires labor union demanded the inclusion in our collective bargaining agreement of workers from third party companies who provide services to us such as the installation of basic telephone lines and ADSL connections.

Initially, the union workers refused to perform the same services that the third party contracted companies are regularly hired to do and later went on strike. As a result of the fact that the parties could not arrive at an agreement, the Ministry of Work referred the matter to mandatory conciliation, which resulted in the following resolutions:

•  A ratification period of obligatory conciliation, which implies that the workers must return to their normal duties as they were previous to the conflict.

•  An understanding that we will make an extraordinary contribution to the third party contracted companies’ employees, as well as a contribution for the training of these employees. These funds will be administered by FOETRA until the negotiation of a new collective bargaining agreement.

•  An extraordinary and nonremunerative amount to be awarded to employees whose wages were reduced as a result of their participation in the strike.

•  A mechanism of resolution of controversies in order to avoid violent measures and a twelve month period for the negotiation of a new collective bargaining agreement.

During 2006 we worked to improve our workplace environment based on the results of a workplace environment survey made in 2005. These results results show that we need to focus on generating a vision shared by all our members. Moreover, we continued working, generating spaces that allow fluidity and transparency, training managers to lead the process of changing the workplace environment and a strategy of permanent communication to involve and inform the entire organization and implemented to closely focus on the problems detected. Also, the called for cross-departmental initiatives were planned and focused on organizational dynamics, communication , workplace environment capacitation and personnel development.

It is important that in 2006 workplace environment survey carried out in December 2006 has shown a global improvement, reflected in a70% in the average of positive answers and in a 75% increase in the global satisfaction rate. These data stand for 76% of our employees.

Early Retirement Plan

On July 24, 2006, our Board of Directors approved a voluntary Early Retirement Plan for the benefit of our employees who, upon opting into the plan, have paid contributions to the pension plan for 30 years and still have to pay pension plan contributions for up to 15 years in order to meet the required age to retire according to current rules and regulations, among other eligibility requirements. This is an early retirement option accompanied by a financial proposal that provides for an initial payment and a plan of monthly installments until the required retirement age is reached. This plan is addressed to all the personnel meeting the eligibility requirements and it would initially cover from 50 to 120 people for the first month in force. We would assess the renewal of the plan and the incorporation of new beneficiaries on a monthly basis.

As of December 31, 2006 we recognized liabilities of Ps.7 million in relation to this plan.

E.	Share Ownership.

As of the date of this Annual Report, no director or member of senior management owns any of our capital stock.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A.	Major Shareholders.

Our capital stock is comprised of two classes of common stock, with par value Ps.0.10 per share: (1) Class A Shares representing approximately 62.5% of our capital stock and (2) Class B Shares, which are publicly held and are traded on the Buenos Aires Stock Exchange and (in the form of ADSs each representing 40 Class B Shares) on the New York Stock Exchange, collectively representing approximately 37.5% of our capital stock.

As of the date of this Annual Report, the number of our outstanding shares by class was as follows:

Class	Amount
Class A	4,367,388,680
Class B	2,616,811,616

The following table sets forth information as of the date of this Annual Report with respect to affiliated shareholders known to us to own more than 5% of any class of our ordinary shares, and information as to TIHBV:

Name of Owner	Title of Class of Shares	Jurisdiction	Amount Owned	Approximate % of Class of Shares	Approximate % of Total Outstanding Shares
Cointel	Class A	Argentina	4,367,388,680	100.00	62.53
	Class B(1)	Argentina	160,800,000	6.15	2.30
TISA	Class B(1)	Spain	2,252,637,868	86.08	32.25
TIHBV	Class B(1)	Netherlands	66,171,964	2.53	0.95
_____________
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

Cancellation of treasury shares

On September 7, 2006, our Special Shareholders’ Meeting approved the cancellation of 2,355 treasury shares, which were acquired as a result of the exchange of shares that took place in the corporate restructuring process carried out in 2001 and represented the fractions of shares that were held by minority shareholders.

On September 22, 2006, the BCBA authorized the cancellation of 2,355 treasury shares, and filed the proceedings with the CNV for final approval, which has been granted on November 30, 2006.

As of the date of issuance of this Annual Report, such cancellation has been registered with the PRC.

Capital Stock Reduction

In addition, the abovementioned Special Shareholders’ Meeting approved a voluntary capital stock reduction for Ps.1,048 million, from Ps.1,746 million to Ps.698 million proposed by our Board of Directors at the meeting held on August 8, 2006.

We filed applications with the CNV and the BCBA to adjust our public offering and listing authorizations, respectively, to take into account the abovementioned capital stock reduction.

On September 22, 2006, the BCBA authorized the capital stock reduction and filed the proceedings with the CNV for final approval. We obtained such approval on November 30, 2006.

In order to implement the voluntary capital stock reduction, on December 22, 2006, we simultaneously reimbursed to the shareholders $0.60 in cash and delivered four new shares of Ps.0.10 face value each for each share of Ps.1 face value held by each shareholder before the capital stock reduction. Consequently, the shares of Ps.1 face value were settled. As of December 31, 2006, only Ps.10 million were pending payment due to the capital stock reduction. (See Notes 3.1.j and 14.4 to our Annual Financial Statements).

As of the date of this Annual Report, the capital stock reduction was registered with the PRC.

Telefónica Holding de Argentina S.A.

Telefónica Holding (formerly CEI Citicorp Holdings Sociedad Anónima) is a holding company primarily engaged in the telecommunications business and the media, programming and content distribution business in Argentina, through related companies and companies under the joint control of Telefónica Holding and the TISA Group.

As of December 31, 2006, Telefónica Holding conducts its telecommunications business through its 50.0% ownership of the outstanding common stock of Cointel, which in turn, owns approximately 64.8% of our outstanding capital stock.

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

In February 1994, we conducted a registered exchange offer permitting holders to exchange their Prior Offering Depositary Shares for ADSs (each also representing ten of our Class B Shares as of such date) registered under the Securities Act. These ADSs are identical to the Prior Offering Depositary Shares, except (1) the ADSs are listed on the New York Stock Exchange, and (2) the ADSs are not subject to resale restrictions. On March 8, 1994, American Depositary Receipts (“ADRs”) evidencing the ADSs began trading on the New York Stock Exchange. The ADRs are issued by Citibank, as Depositary, pursuant to the terms of a deposit agreement. The ADSs represented 10 of our Class B Shares of Ps.1 peso nominal value until the voluntary capital stock reduction mentioned above. Since December 22, 2006, each ADS represents 40 Class B Shares of Ps.10 cents nominal value per share.

As of December 31, 2006, approximately 50.8 million ADSs, representing approximately 77.7% of the total number of issued and outstanding Class B Shares and approximately 29.11% of our total shares, were outstanding. See Item 4: “Information on the Company—Our History and Development—Our Reorganization.”

B.	Related Party Transactions.

Under the Management Contract, our indirect parent Telefónica manages our business and provides services, expertise and know-how with respect to the entire range of our business. Affiliates of Telefónica and Telefónica Holding are also involved in other investments and operations in the communications and media sector in Argentina and in other countries, some of which may involve or impact us. Conflicts of interest between us, Telefónica and other affiliates may therefore arise in connection with the negotiation and performance of duties and the payment of fees under the Management Contract, as well as in connection with other business activities. See Item 4: “Information on the Company—Business Overview—Disposal of Telinver-Publishing of Telephone Directories—Management Contract.” During the fiscal year ended December 31, 2006, Telefónica received fees pursuant to the Management Contract of Ps.74 million. See Item 5: “Operating and Financial Review and Prospects.”

Our operations and balances with Telefónica and other direct and indirect shareholders of Cointel and their respective affiliates, for the fiscal years ended December 31, 2006, 2005 and 2004 are:

	December 31, 2006	December 31, 2005	December 31, 2004
		Income/(Expense)
	(in millions of pesos)
Management Fee
Telefónica S.A.- Sucursal Argentina (Telefónica’s branch)	(74)	(75)	(68)

Income (expense) from goods and services
TMA(1)	295	210	140
Telefónica Data	34	36	46
Telinver(2)	4	14	15
Atento Argentina S.A. (“Atento”)	(19)	(16)	(20)
Telefónica Ingeniería de Seguridad S.A. (“TIS S.A.”)	(3)	(4)	(3)
Telefónica Internacional Wholesale Services Argentina S.A. (“TIWS Argentina”)	6	6	4
Telcel Venezuela (“Telcel”)	3	6	—
C.P.T. Telefónica del Perú (“CPT”)	14	19	12
Compañía de Radiocomunicaciones Móviles S.A (“CRM S.A.).(1)	30	41	—
Telefónica S.A. - Sucursal Argentina (Telefónica’s branch)	(3)	(5)	(6)
Televisión Federal S.A. - Telefé	(1)	(5)	(4)

	December 31, 2006	December 31, 2005	December 31, 2004
		Income/(Expense)

Telefónica International Wholesale Services (“TIWS España”)	—	—	1
Telefónica International Wholesale Services América S.A (“TIWS América”).	1	1	1
Telefónica Investigación y Desarrollo S.A. (“TID S.A.”)	(1)	—	(1)
Telefónica	1	7	—
CTC Mundo S.A. (“CTC”)	(1)	(4)	—
Telefónica Gestión de Servicios Compartidos S.A.(“T-Gestiona S.A.”)	1	2	1
Terra Networks Argentina S.A. (“Terra S.A.”)	(2)	(1)	(1)
Pleyade S.A.	—	—	1
Telecomunicaciones de San Pablo S.A. (“Telesp”)	(4)	3	1
Atlántida Comunicaciones S.A. (“ATCO”)	—	1	—
Telefónica Servicios Audiovisuales	—	1	—

Telefónica Empresas Brasil S.A.	(1)	—	—
Colombia Telecomunicaciones	2	—	—
Abiatar S.A.	1	—	—
Telefónica Larga Distancia de Puerto Rico, Inc.	1	—	—
Communcation Technologies Inc.(3)	—	(1)	(1)

	358	311	186
Net expense on financial charges
TISA	(1)	(12)	(85)
TPI(2)	5	1	—
Telinver(2)	2	5	—
	6	(6)	(85)
Sales of goods and services
Telinver(2)	—	(1)	—
	—	(1)	—
Purchases of goods and services
Telefónica Data	6	7	7
Telefónica Soluciones S.A.	—	—	16
TIS S.A.	1	1	1
	7	8	24
______________
(1)	On June 6, 2006 CRM S.A. and TMA entered into a final merger agreement, which was registered with the “PRC” on September 12, 2006.
(2)	Companies belonging to the group until August 2006. (See Note 16 to our Annual Financial Statements).
(3)	Company belonging to the group until August 2005.

Our balances with Telefónica and other Cointel shareholders and related companies as of December 31, 2006 and 2005 are:

	December 31, 2006	December 31, 2005
	(in millions of pesos)
ASSETS
Trade receivables
TMA	—	6
Telcel	—	3
T-Gestiona S.A.	4	4

	December 31, 2006	December 31, 2005

TIWS España	—	1
TSA	2	6
Telinver (2)	—	3
ATCO	—	3
Telesp	—	1
TIWS Argentina	3	4
TIWS America	1	—
CPT	17	3
Colombia Telecomunicaciones S.A.	2	—
Televisión Federal S.A. -TELEFE	4	—
Abiatar S.A.	1	—
Other	—	1
Total Trade receivables	34	35

	December 31, 2006	December 31, 2005
	(in millions of pesos)
Other receivables
Telefónica Data	14	9
ATCO…………………………………………………………………..	1	-
Telinver(2)	—	34
Telefónica Media Argentina S.A.	—	2
TISA	2	1
TPI(2)	—	193
TPII(2)	—	10
Atento	3	3
Other	—	1
Total Other receivables	22	253
Total Assets	56	288

	December 31, 2006	December 31, 2005

LIABILITIES

Trade payables
Telefónica S.A. - Sucursal Argentina (Telefónica’s branch)(1)	94	80
CTC	6	8
TIWS Argentina	59	62
CRM S.A.(3)	—	16
Telefónica Servicios Audiovisuales	1	1
Televisión Federal S.A. - TELEFE	—	2
TIS S.A.	1	1
TIWS America	2	—
Terra	1	—
TID S.A.	2	4
Atento	2	3
Total Trade payables	186	177

Bank and financial payables
TISA	—	38
Total Bank and financial payables	--	38

Other payables
TSA	12	10
Telefónica S.A.- Sucursal Argentina	1	1
TIHBV (4)	10	—
Total Other payables	23	11

TOTAL LIABILITIES	209	226
_____________
(1)	Related to liabilities from management fees.
(2)	Companies belonging to the group until August 2006.
(3)	On June 6, 2006 CRM S.A. and TMA entered into a final merger agreement, which was registered with the PRC on September 12, 2006
(4)	See note 6 to our Annual Financial Statements.

All these trade receivables and trade payables are arm’s-length transactions entered into in the ordinary course for services rendered. In the past, Telefónica Holding, either directly or through affiliates, at various times, engaged in a number of transactions with us.

During 2006, we repaid our debt with related parties by approximately U.S.$13 million, including U.S.$8 million in assignments. The payments were made with internally generated funds. As of December 31, 2006, we hold no outstanding debt with TISA, our controlling company.

In November 2005 we disposed of our wholly-owned subsidiary Telinver. See Item 4: “Information on the Company—Business Overview—Disposal of Telinver-Publishing of Telephone Directories.”

Additionally, on January 17, 2007, we transferred our ownership interest in E-commerce Latina. See Item 4: “Information on the Company—Business Overview—Other Services and Investment —E-Commerce Latina.”

In connection with Telefónica´s Group’s internal reorganization process, on May 4, 2006, our Board of Directors approved the purchase and sale of shares that represent 97.89% of the capital stock and votes power of Telefónica Data, owned by Telefónica DataCorp, a company indirectly controlled by Telefónica. This transaction was approved by our Audit Committee, prior to its discussion by the Board of Directors. The Audit Committee considered that the transaction reasonably qualifies as having been agreed on terms that are usual and customary in the market.

On June 16, 2006, we and Telefónica DataCorp entered into a share purchase and sale agreement which provides that such purchase and sale transaction is contingent upon, among other obligations assumed by the parties, us and Telefónica DataCorp being granted an authorization by the Secretary of Communications under the terms of Decree No. 764/00 within 12 months of the execution of the abovementioned agreement. On July 10, 2006 we filed with the Secretary of Communications an application for the above mentioned approval, which has not been granted as of the date of this Annual Report.

The closing date of the transaction, understood as the date on which Telefónica DataCorp shall transfer the shares and we will pay the price, will take place within 5 business days following compliance with the condition mentioned in the previous paragraph.

The price for the purchase and sale of the shares was established in the amount of U.S.$51 million, which will be adjusted on the basis of the variations in working capital, contingencies provisions and agreements with customers and suppliers between the effective date established in the share purchase and sale agreement and the date of the effective transfer thereof.

C.	Interests of experts and counsel.

Not applicable.

ITEM 8. FINANCIAL INFORMATION.

A.	Annual Financial Statements and Other Financial Information.

Our Annual Financial Statements, which are set forth in the accompanying Index to our Annual Financial Statements included in this report, are filed as part of this Annual Report. See Item 18: “Financial Statements” and pages F-1 to F-77.

Legal Proceedings

Contingencies

We are facing various proceedings and claims in the areas of labor, tax, regulatory compliance and other matters, all of which arise in the ordinary course of business. Such matters are subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. If information available prior to the issuance of our financial statements, considered on the basis of the opinion of our legal counsel, indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of our financial statements, and the amount of the loss, or the range of probable loss can be reasonably estimated, then such loss is accrued and charged to operations. During the normal course of business, we are subject to miscellaneous labor, commercial, tax and regulatory claims. The outcomes of such individual matters are impossible to predict with certainty. Based on our management’s assessment regarding the probable loss from such claims and the advice of legal counsel, we have reserved Ps.399 million for contingencies as of December 31, 2006.

For a breakdown of the reserve for contingencies, see Item 5: “Operating and Financial Review and Prospects—Operating Results—Contingencies” above.

Certain Labor Claims

The Transfer Contract provides that ENTel and not us is liable for the amounts owed in connection with claims based upon ENTel’s contractual and statutory obligations to former ENTel employees, whether or not such claims were made prior to the Transfer Date, if the events giving rise to such claims occurred prior to the Transfer Date. However, using a theory of successor enterprise liability that they assert is based upon generally applicable Argentine labor law, certain former employees of ENTel have brought claims against us, arguing that neither the

Transfer Contract nor any act of the Argentine government can be raised as a defense to our joint and several liability under allegedly applicable Argentine labor laws.

In an attempt to clarify the issue of successor liability for labor claims, Decree No. 1,803/92, stated that various articles of the Work Contract Law of Argentina, the basis for the foregoing claims of joint and several liability, would not be applicable to privatizations subject to State Reform Law No. 23,696. However, the passage of this Decree did not resolve the above claims as the Supreme Court of Argentina, in an unrelated case, upheld the provisions of the law and declared Decree No. 1,803/92 inapplicable.

As of December 31, 2006, the amount of these labor claims including accrued interest and legal expenses totaled approximately Ps.37 million. Notwithstanding, depending on the possible outcome of such legal actions ENTel has agreed in the Transfer Contract to indemnify us in respect of these claims and the Argentine government has assumed joint and several liability with ENTel for the indemnity obligations and has authorized us to debit an account of the Argentine government at Banco Nación for any amount payable by us in respect to the indemnification.

Under Debt Consolidation Law No. 23,982, ENTel and the Argentine government may discharge their indemnity obligations by the issuance of 16-year Debt Consolidation Bonds. As of December 31, 2006, we have paid approximately Ps.13 million for concluded claims. On December 16, 1999, we initiated a claim for indemnification and reimbursement in connection with these payments. In addition, to date, about Ps.10 million included in the Ps.13 million paid by us in this regard were included and verified in an account reporting lawsuit between us and ENTel, which has not been resolved yet.

Regardless of the number of rulings that have already been decided in our favor, court decisions have followed the precedent set by the Supreme Court of Justice in the area of joint liability in labor matters mentioned in the second paragraph. Both we and our legal counsel believe that such criterion will apply to our pending cases. Notwithstanding on the basis of the opinion of our legal counsel regarding the possible amount for which existing claims may be resolved, and, in our opinion and our legal counsel’s opinion the outcome of the issue should not have a material impact on our results of operations or financial position.

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

Notwithstanding the above paragraph, and although the final resolution is subject to the contingencies inherent in any pending court judgment, we and our legal counsel believe that there are legal grounds for a successful appeal of the judgment entered against us and have presented an appeal to have the judgment against us reviewed by the National Court of Appeals in Administrative Matters. As of the date of this Annual Report, the court has not ruled on this matter.

Other Claims

In October 1995, the Consumidores Libres Cooperativa Limitada de Provisión de Servicios Comunitarios (the “Free Consumers Cooperative”) initiated a legal action against Telecom, Telintar, the Argentine government and us to declare as void, unlawful and unconstitutional all the standards and rate agreements issued since the Transfer Contract. The Free Consumers Cooperative’s claim is to have the tariffs of the basic telephone service reduced and the amount supposedly collected in excess refunded, limiting them in such a way that the licensees’ rate of return should not exceed 16% per annum of the fixed assets as determined in the List of Conditions approved by Presidential Decree No. 62/90. Other points of our contract have been called into question as well.

After analyzing the claim, our legal counsel contested the allegations, petitioning that such a claim should be dismissed on the grounds that it fails to state a claim with a basis in law. The court of original jurisdiction ruled in our favor, but this resolution was revoked by the Court of Appeals, which held the claim should not be dismissed, but substantiated at the court of original jurisdiction. Through our legal counsel, we filed an appeal with the Supreme Court of Argentina against the Court of Appeals’ decision, which was subsequently denied. An appeal of this denial filed with the Supreme Court of Argentina has also been rejected. None of these courts has yet ruled on the substance of the claim.

In this regard, on October 4, 2001, the Federal Appellate Court on Administrative Matters of the City of Buenos Aires awarded an injunction requested by the plaintiff that ordered the Argentine government, us and Telecom to refrain from applying the corrections set forth in Section 2 of the rate agreements approved by Presidential Decree No. 2,585/91 until final judgment is rendered in the case, which meant that the tariffs could not be adjusted in accordance with the U.S. consumer price index.

In the opinion of management and our legal counsel, it is unlikely and remote that the resolution of these issues would have a negative effect on the results of our operations or our financial position.

On July 29, 2003, we received a communication sent by the National Communications Commission requesting us and Telefónica Larga Distancia de Argentina S.A. (“TLDA S.A.”), a company that was merged into us, to pay Ps.51 million, including principal and accrued interest as of July 31, 2003, which allegedly corresponded to savings, plus interest, obtained by us and TLDA S.A. pursuant to reductions in employers’ social security contributions approved by Presidential Decree No. 1,520/98 and supplementary provisions, applied to salaries of such companies’ personnel from April 1999 through June 2001. Pursuant to Resolution S.C. 18,771/99, these savings were to be applied to the performance of programs or promotional projects within the framework of the presidential initiative called “argentin@internet.todos” to be managed by the International Telecommunications Union (UIT). We, both with respect to our own operations and as successor of the rights and obligations of TLDA S.A., have recorded a liability related to these savings for the outstanding principal, for an amount of Ps.21 million (see Note 3.1.j to our Annual Financial Statements) as of December 31, 2006. On March 23, 2007 we received a communication sent by the SC related to its Resolution N°42, finally requesting us as total compensation a capital liability of approximately Ps.21 million and accrued interest of Ps.3 million. Additionally, in this Resolution No.42, the SC determines to us an asset balance, to be estimated by the CNC, for additional costs suffered by us pursuant to increases in employers’ social security contributions approved by other Laws and presidential decrees, applied to salaries, since 1996. The asset amount to be determined by the CNC verifications would be compensated with the liability up to the lower amount, providing additional compensatory mechanisms not yet described in detail, for possible remaining balances. In the opinion of our management the asset amount should fully compensate the estimated Ps 24 million liability.

Additionally, the CNC had imposed us different penalties principally related to alleged lack of commercial offices and attention to customer complaints and prolonged interruption of basic telephone services due to cable theft. We argued these penalties an administrative procedure/course, but there’s still no final administrative resolution. As of December 31, 2006, Ps.4 million correspond to CNC penalties individually over U.S.$100.000.

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

The Shareholders’ at the Meeting held on April 21, 2006 approved the absorption of the total Ps.2,968 million loss recorded under unappropriated retained earnings as of December 31, 2005 by offsetting such balance against: (a) the whole balance of reserve for future dividends Ps.1,626 million; (b) the whole balance of Statutory reserve Ps.416 million and; (c) part of the balance of Inflation adjustment for Ps.926 million in accordance with the provisions of the CNV.

In accordance with the provisions of Companies Law No. 19,550, our by-laws and CNV´s regulations, we will appropriate at least 5% of the net income for the year (considering the effect of previous years’ adjustments), to the Legal Reserve, after absorbing accumulated losses, if any, until such reserve equals 20% of the adjusted capital stock.

Given that the total balance of the Legal reserve account was appropriated to Accumulated losses account as of December 31, 2005, we will restore such reserve through no less than 5% of the income for the year up to 20% of our capital stock plus the balance recorded under the Comprehensive Adjustment to Capital Stock account.

On February 15, 2007 our Board of Directors submitted to the consideration of our Shareholders’ meeting that will be held on April 24, 2007 , the following allocation of unappropriated income as of December 31, 2006: (i) to Legal Reserve Ps.11 million; and (ii) to reserve for future dividends Ps.210 million.

In accordance with Law No. 25,063, any dividends in cash or in kind, distributed in excess of the accumulated taxable income as of the end of the year immediately preceding the date of payment or distribution shall be subject to a 35% income tax withholding as a single and final payment.

As a result of the above mentioned if we decided to pay dividends, during 2007, such payment would be subject of the withholding of income tax.

The following table sets forth the amount of cash dividends paid since January 1, 1994, for each of the years indicated.

Payment Date	% Over Capital (3)	In Pesos(1)	Total Amount In U.S.$(2)	Exchange Rate
January 5, 1994	3.750%	215,553,176	88,406,803	1.000
June 3, 1994	4.100%	233,968,781	96,658,106	1.000
December 22, 1994	4.800%	260,623,037	113,160,708	1.000
May 3, 1995	5.150%	268,174,063	121,412,010	1.000
December 22, 1995	5.150%	266,774,483	121,412,010	1.000
May 17, 1996	5.150%	266,774,483	121,412,010	1.000
December 27, 1996	5.150%	266,774,483	121,412,010	1.000
July 15, 1997	5.440%	281,796,735	128,248,802	1.000
December 12, 1997	5.750%	297,855,005	135,557,098	1.000
July 8, 1998	7.000%	329,322,570	149,878,334	1.000
December 23, 1998	7.000%	329,285,309	149,861,376	1.000
July 21, 1999	7.000%	329,279,903	149,858,916	1.000
December 7, 1999	7.000%	329,279,903	149,858,916	1.000
August 8, 2000	7.000%	329,279,903	149,858,916	1.000
March 29, 2001	7.000%	329,279,903	149,858,916	1.000
November 8, 2001	7.000%	329,279,903	149,858,916	1.000
_______________
(1)	In pesos restated for inflation until February 28, 2003.
(2)	Calculated using the exchange rate as of the payment date (Ps.1.00 = U.S.$1.00).
(3)	Calculated based on the capital stock as of the date of each dividend distribution, except for the dividends distributed before December 1994, which were adjusted to give effect to capital increases.

No dividend was distributed during the fiscal years 2002, 2003, 2004, 2005 and 2006.

B.	Significant Changes.

No undisclosed significant change has occurred since the date of the Annual Financial Statements.

ITEM 9.  THE OFFER AND LISTING.

A.	Offer and Listing Details.

ADSs Traded on the New York Stock Exchange

The ADSs began trading on the New York Stock Exchange under the trading symbol “TAR” on March 8, 1994, and Citibank acts as depositary (the “Depositary”). The ADSs represented 10 of our Class B Shares of Ps.1 nominal value until the voluntary capital stock reduction mentioned in Item 7: “Major Shareholders and Related Party Transactions—A. Major Shareholders—Capital Stock Reduction”. Since December 22, 2006 each ADS represents 40 Class B Shares of Ps.10 cents nominal value per share. The following table sets forth, for the calendar periods indicated, the high and low closing sales prices (in U.S. dollars) of the ADSs on the New York Stock Exchange:

	High	Low
2002	14.00	1.80
2003	10.89	2.90
2004	12.83	6.21
2005	11.38	7.30
2006 - Prior to capital stock reduction (1)	25.02	8.45
2006 - After capital stock reduction (2)	18.07	16.30
2005:
First Quarter	11.38	7.30
Second Quarter	9.15	7.92
Third Quarter	9.45	7.45
Fourth Quarter	10.35	8.81
2006:
First Quarter	10.07	8.45
Second Quarter	11.36	9.05
Third Quarter	25.02	10.82
Fourth Quarter - Prior to capital stock reduction (1)	19.00	14.70
Fourth Quarter - After capital stock reduction (2)	18.07	16.30
Recent Six Months:
November 2006	18.70	16.70
December 2006 - Prior to capital stock reduction 1)	17.83	17.44
December 2006 - After capital stock reduction (2)	18.07	16.30
January 2007	19.30	16.94
February 2007	19.59	17.07
March 2007	18.90	16.70

(1)	Until December 18, 2006. See ”Item 7 Major Shareholders And Related Party Transactions - Capital Stock Reduction.”

(2)	As from December 19, 2006. See ”Item 7 Major Shareholders And Related Party Transactions - Capital Stock Reduction.”

On March 30, 2007, the last reported sale price of the ADSs on the New York Stock Exchange was U.S.$18.90 per ADS. The Depositary indicated that on December 31, 2006 there were approximately 50.8 million ADSs outstanding and approximately 2,250 beneficial owners of ADSs. Such ADSs represented approximately 77.7% of the total number of issued and outstanding Class B Shares as of December 31, 2006.

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

The following table sets forth, for the calendar periods indicated, the high and low closing sales prices (in pesos) of the Class B Shares on Buenos Aires Stock Exchange:

	High	Low
2002	2.80	0.80
2003	3.05	1.20
2004	3.90	1.95
2005	3.35	2.20
2006 - Prior to capital stock reduction (1)	7.80	2.60
2006 - After capital stock reduction (2)	12.70	11.90
2005:
First Quarter	3.35	2.20
Second Quarter	2.57	2.30
Third Quarter	2.75	2.20
Fourth Quarter	3.03	2.61
2006:
First Quarter	3.10	2.60
Second Quarter	3.40	2.79
Third Quarter	7.80	3.35
Fourth Quarter - Prior to capital stock reduction (1)	6.00	4.70
Fourth Quarter - After capital stock reduction (2)	12.70	11.90
Recent Six Months:
November 2006	5.59	5.30
December 2006 - Prior to capital stock reduction (1)	5.40	5.05
December 2006 - After capital stock reduction (2)	12.70	11.90
January 2007	14.70	12.45
February 2007	14.70	13.00
March 2007	13.90	12.90

(1)	Until December 18, 2006. See ”Item 7 Major Shareholders And Related Party Transactions - Capital Stock Reduction.”

(2)	As from December 19, 2006. See ”Item 7 Major Shareholders And Related Party Transactions - Capital Stock Reduction.”

As of March 30, 2007, the last reported sale price of the Class B Shares on the Buenos Aires Stock Exchange was Ps.13.90 per share. On December 31, 2006 there were approximately 11,530 holders of record of Class B Shares.

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

Certain information regarding the Argentine equities market is set forth in the table below:

	Argentine Equities Market
	December 31,
	2006	2005	2004	2003	2002
Market capitalization (U.S.$ billions)	399.8	254.3	231.7	184.5	103.3
As percentage of GDP(1)	195.9%	139.4%	152.5%	145.0%	104.6%
Annual volume (U.S.$ millions)	5,223	6,814	4,792	2,994	1,312
Average daily trading volume (U.S.$ millions)	20.9	26.7	18.8	11.9	5.2
Number of listed companies	107	104	107	110	114
_______________
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

Corporate Object and Purpose

Section three of our bylaws states that our purpose is to deliver, on our own or through third parties or in association with third parties, telecommunications public services, except for broadcasting, according to the terms, applicable, terms of the licenses to be granted by the relevant authorities. Likewise, we may sell equipment, facilities and assets related to telecommunications as well as deliver any kind of services, including accounting, human resources and tax consulting and management. To that end, we have full legal capacity to acquire rights, take obligations and carry out any such acts not forbidden by the laws and these bylaws, including taking borrowings, either public or private, by the issue of debentures or corporate bonds. This corporate purpose may not be modified by the shareholders without the prior authorization of the relevant authority.

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

Shareholders’ meetings can be ordinary and extraordinary. At ordinary shareholders’ meetings, shareholders consider and resolve the following matters:

(1) approval of financial statements and other measures connected with the conduct of our business in accordance with the law or our bylaws, as submitted to the shareholders by the Board of Directors or the Supervisory Committee;

(2) election or removal of directors or members of the Supervisory Committee, and decisions regarding their remuneration;

(3) establishing the responsibilities of the directors and members of the Supervisory Committee; and

(4) approving increases in the corporate capital not exceeding five times the current amount.

All other matters, such as bylaw amendments and the following, must be resolved at extraordinary meetings:

(1) increasing the corporate capital to over five times the current amount;

(2) capital reduction and reimbursement;

(3) redemption, reimbursement and writing down of shares;

(4)
our merger, transformation and dissolution; appointment, removal and remuneration of the liquidators; spin-off; and consideration of the accounts and further matters connected with conduct in our winding-up;

(5)	limitation or suspension of preferential rights in the subscription of new shares;

(6)	issuance of debentures and conversion of same into shares; and

(7)	issuance of negotiable instruments (“e.g. bonds”).

The chairman of the board or a person appointed at the meeting presides over shareholders’ meetings. Shareholders’ meetings can be called by the Board of Directors, the Supervisory Committee in certain circumstances specified by law, or by shareholders representing at least 5% of our corporate capital.

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

Certain Provisions Regarding Shareholder Rights

As of the date of the filing of this Annual Report, our capital stock is comprised of two classes of shares: Class A Shares representing 62.53% of corporate capital, and Class B Shares representing the remainder. The transfer of Class A Shares is subject to certain restrictions under applicable rules and the provisions herein contained. Capital may be increased, without limitation and without amending the bylaws, by a resolution at the annual shareholders’ meeting. Each subscribed common share shall entitle its holder to one vote.

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

Supervisory Committee

In accordance with the rules contained in Argentine Business Companies Law No. 19,550, corporate supervision is entrusted to a Comisión Fiscalizadora (a Supervisory Committee). The election of its members, individually known as síndicos (statutory auditors), and the organization and procedures of the committee are regulated by our bylaws.

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

On June 14, 2004, the Audit Committee approved its charter and on February 13, 2007 it approved its action plan for the 2007 fiscal year.

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

Manual of Ethical Norms and Conduct

The Manual of Ethical Norms and Conduct that describes the fundamental pillars on which conduct should be based and oriented was edited and published during 2005.

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

C. Material Contracts.

On February 15, 2006 the UNIREN, acting on behalf of the National Government, signed with us the Memorandum of Understanding 2006, which seeks a commitment to establish in the future a stable legal framework for maintaining the legal conditions set forth in the Transfer Contract and the rules in force as of the date of such Memorandum. Among other things, the Memorandum of Understanding 2006 provides the unification of the reduced rate calling time band for local, domestic and international long-distance calls, thus resulting, as a whole, in the application of smaller discounts as from its effectiveness on the adjustment of value in international incoming calls in the local area through the application of a correction factor. See Item 4: “Information on the Company—Business Overview—Regulatory Matters—Rates.”

On March 27, 2000, our Board of Directors approved the outsourcing through IBM of the operation and maintenance of some of the infrastructure of our information systems. We, Telinver, TMA and Telefónica Data executed a contract with IBM whereby we outsourced the operation and maintenance of the information technology infrastructure for a term of six and one-half years, and the transferred to IBM the assets used to render the services outsourced under the contract at a stated price (“the 2000 Contract”).

1. Service Price: Over the term of the contract, we committed to pay IBM a monthly charge as consideration for the base line services to be rendered under the contract, and other charges for the use of additional resources. The payment terms include decreasing monthly installments.

2. Transfer of Equipment: The agreement stipulated that at the inception of the contract, we should transfer to IBM, at a fixed price, the assets that were designated to provide the services at that date. In addition, the agreement stipulated that at contract expiration IBM shall transfer to us, at a fixed price, the assets that were designated to provide the services at that date.

On September 29, 2006, we and IBM signed two contracts whereby the services provided by IBM under the 2000 Contract were split up. One of the contracts includes the outsourcing of the services related to Mainframe and Midrange equipment through 2011 (“2011 Contract”) and the other one establishes an extension of the 2000 Contract through December 31, 2007, including all services provided by IBM under the original contract, except for those included in the 2011 Contract (“2007 Extension”). In addition, we and IBM signed a memorandum in which we agreed a fixed price for the transfer of the assets under the original contract amended by the 2007 Extension, after the enactment of Law No. 25,561.

The main characteristics of the contracts are as follows:

a)	2011 Contract:

Service Price: we committed to pay IBM a monthly charge throughout the term of the contract in consideration for the base line services to be rendered under the contract, and other charges for the use of additional resources. The payment terms include decreasing monthly installments for approximately U.S.$50 million throughout the five-year contract term. The Mainframe includes the technological renovation of the equipment used to provide the services.

b) 2007 Extension: we and IBM agreed to extend the provision of all the other services rendered under the 2000 Contract, not included in the 2011 Contract, until December 31, 2007, for a total amount of approximately Ps.25 million.

Transfer of Equipment: under the two contracts and the memorandum mentioned above, IBM shall transfer to us, at a fixed price of U.S.$15 million, the assets that as of the date of each contract expiration are designated to provide the related services.

In connection with Telefónica´s Group’s internal reorganization process, on May 4, 2006, our Board of Directors approved the purchase and sale of shares that represent 97.89% of the capital stock and votes power of Telefónica Data, owned by Telefónica DataCorp, a company indirectly controlled by Telefónica. This transaction was approved by our Audit Committee, prior to its discussion by the Board of Directors. The Audit Committee considered that the transaction reasonably qualifies as having been agreed on terms that are usual and customary in the market.

On June 16, 2006, we and Telefónica DataCorp entered into a share purchase and sale agreement which provides that such purchase and sale transaction is contingent upon, among other obligations assumed by the parties, us and Telefónica DataCorp being granted an authorization by the Secretary of Communications under the terms of Decree No. 764/00 within 12 months of the execution of the abovementioned agreement. On July 10, 2006 we filed with the Secretary of Communications an application for the above mentioned approval, which has not been granted as of the date of this Annual Report.

The closing date of the transaction, understood as the date on which Telefónica DataCorp shall transfer the shares and we will pay the price, will take place within 5 business days following compliance with the condition mentioned in the previous paragraph.

The price for the purchase and sale of the shares was established in the amount of U.S.$51 million, which will be adjusted on the basis of the variations in working capital, contingencies provisions and agreements with customers and suppliers between the effective date established in the share purchase and sale agreement and the date of the effective transfer thereof.

D. Exchange Controls.

Until December 2001, there were no limitations on profit remittances (including dividends paid to non-residents) or upon capital repatriation and, therefore, all investors enjoyed the right to repatriate profits and capital at any time.

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

As a result of the application of Public Emergency Law the Argentine government the established severe exchange controls, principally related to the suspension of cross-border currency transfers for profit remittances and capital repatriation which required prior approval of the Central Bank. In January 2003, restriction were lifted for profit remittances.

However, capital repatriation remains indirectly restricted due to the prohibition on purchases of foreign currency without prior Central Bank’s approval under certain circumstances.

However, restrictions on cross-border transfers for payment of financial obligations have been eased considerably. Principal and interest payments of financial obligations may be freely made, provided that the debt has been previously reported to the Central Bank, negotiated in the local foreign exchange market and taken for a minimum term.

Since Law No.25,561 and subsequent exchange control measures have been enacted, the exchange rate fluctuates freely based on market forces, including purchases and sales by the Central Bank. As a result of the above, since early 2002, the exchange rate with the U.S. dollar has increased compared to the Argentine peso (the parity was originally one peso per U.S. dollar). As of December 31, 2006, the exchange rate had increased by 207% (Ps.3.07 per U.S. dollar).

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

The U.S. Treasury Department has expressed concerns that parties to whom depositary shares such as the ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of the ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of Argentine taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by future actions taken by parties to whom the ADSs are pre-released.

Taxation of Dividends

Subject to the passive foreign investment company rules discussed below, distributions made by us of cash or property other than certain pro rata distribution of ordinary shares generally will constitute a taxable dividend to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Since we do not maintain calculations of our earnings and profits under U.S. federal tax principles, U.S. holders will generally be required to treat such distibutions as taxable dividends. The full amount of any dividend paid in respect of our Class B shares or ADSs (including the amount of any Argentine withholding taxes imposed on such dividend) will be included in the gross income of a U.S. Holder, as ordinary income from sources outside the United States, at the time that the dividend is received by the U.S. Holder, in the case of our Class B shares, or by the depositary, in the case of ADSs.

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

Subject to applicable limitations, and subject to the discussion above regarding concerns expressed by the U.S. Treasury, under current law the U.S. dollar amount of dividends paid to a non-corporate U.S. holder in taxable years beginning before January 1, 2011 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends represent “qualified dividend income.” U.S. Holders of ADSs and Class B shares should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

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

Passive Foreign Investment Company Rules

We believe that we were not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year 2006, and do not expect to be considered a PFIC in the foreseeable future. However, because the determination of whether the Class B shares or ADSs constitute shares of a PFIC will be based upon the composition of our income and assets and the fair market value of our assets (including entities in which we hold at least a 25% interest), from time to time, there can be no assurance that the Class B shares or ADSs will not be considered shares of a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a U.S. Holder held a Class B share or ADS, certain adverse consequences could apply to the U.S. Holder, including the imposition of higher amounts of tax than would otherwise apply to a U.S. Holder and additional tax form filing requirements. U.S. Holders are urged to consult their tax advisors regarding the consequences to them if we were considered to be a PFIC, as well as the availability and advisability of making an election to mitigate the adverse United States federal income tax consequences of PFIC status should we be classified as a PFIC for any taxable year.

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

As of December 31, 2004, 2005 and 2006, our total bank and financial debt in foreign currency was the equivalent of U.S.$1,034 million, U.S.$833 million and U.S.$737 million, respectively. The impact of foreign exchange rates during 2006, 2005 and 2004 on our net monetary position in foreign currency, net of our exposure to inflation, amounted to a loss of Ps.36 million, a gain of Ps.8 million and a loss of Ps.65 million, respectively. As of December 31, 2006, current assets in foreign currency were lower than our current liabilities in foreign currency by Ps.506 million. See Item 3: “Key Information—Selected Financial Data—Presentation of Figures in Constant Argentine Pesos.” In 2004 and 2005, we issued peso denominated negotiable obligations for Ps.363.3 million and Ps.250 million, respectively. These negotiable obligations were issued in different series and tranches, with different maturities and coupons rate. As of the date of the issuance of this Annual Report all of the peso denominated negotiable obligations were totally repaid. Moreover, during 2006 we cancelled U.S.$13 million in loans with TISA and U.S.$71.4 million of negotiable obligations that came due in 2006. These payments were made with self-generated funds. Additionally, the fair value of our net debt in terms of U.S. dollars as of December 31, 2006 decreased by 12% compared to the fair value as of December 31, 2005, mainly due to the payments made during 2006.

Additionally, this variation was partially offset by the decrease in the implicit market rates we use to discount our debt as a consequence of the improvement in the Argentine economic climate mentioned elsewhere in this Annual Report. See Item 5: “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Debt—Credit Ratings.”

Set forth below is tabular information presented in our reporting currency, Argentine pesos, with respect to our net debt defined as Debt Obligations and the other instruments less Financial Assets (time deposits). The table reflects principal and related exchange rates, broken out between floating rate and fixed rate debts.

SENSITIVITY TO INTEREST RATES AND EXCHANGE RATES - NET DEBT (December 31, 2006)

	MATURITY DATES (in millions of pesos)(1)(2)								FAIR VALUE(3)
	2007		2008	2009	2010	2011	Subsequent	TOTAL	Underlying Debt	Associated Derivatives	TOTAL	Book Value
EUROPE	2		8	8	8	8	20	54	52	(6)	46	54
EURO	2		8	8	8	8	20	54	52	(6)	46	54
Fixed Rate	8		8	8	8	8	20	60	52	―	52	60
Average Interest Rate (%)	1.75		1.75	1.75	1.75	1.75	1.75
Swap Euros	(6)		―	―	―	―	―	(6)	―	(6)	(6)	(6	)(7)
AMERICA	466		426	32	680	426	―	2,030	2,043	153	2,196	2,030
ARS	97		―	―	―	―	―	97	98	―	98	97
Fixed Rate	47	(8)	―	―	―	―	―	47	47	―	47	47	(8)
Average Interest Rate (%)(4)	7.73
Floating Rate	50		―	―	―	―	―	50	51	―	51	50
Average Interest Rate (%)	2.50		―
U.S.$	369		426	32	680	426	―	1,933	1,945	153	2,098	1,933	(9)
Fixed Rate	320	(10)	386	―	652	413	―	1,771	1,937	―	1,937	1,771	(10)
Average Interest Rate (%)(5)	9.88		9.13	―	9.13	8.85
Floating Rate	4		4	―	―	―	―	8	8		8	7
Average Spread (%)(6)	2.15		2.15	―	―	―	―
Swap JPY	40		36	32	28	13	―	149	―	149	149	149	(11)
Swap Euros	4		―	―	―	―	―	4	―	4	4	4	(7)
ASIA	(2)		(1)	―	1	―	―	(2)	146	(124)	22	(2)
JPY	(2)		(1)	―	1	―	―	(2)	146	(124)	22	(2)
Fixed Rate	27		27	27	27	13	―	121	146	―	146	121
Average Interest Rate (%)	2.30		2.30	2.30	2.30	2.30	―
Swap JPY	(29)		(28)	(27)	(26)	(13)		(123)	―	(124)	(124)	(123	)(11)
TOTAL	466		433	40	689	434	20	2,082	2,241	23	2,264	2,082
_______________
(1) Exchange rate as of December 31, 2006: Ps.3.0695 = U.S.$1.00.

(2) Total may not sum due to rounding.

(3) We calculate the fair value as follows:

(a)	Peso bonds: we calculated the fair value considering the LEBAC (Letras del Banco Central) yield curve as of December 31, 2006.

(b)	U.S. dollar Bonds: the bonds are valued at market price as of December 31, 2006.

(c)	Other financial debt: we calculated the fair value considering the yield curve implicit from the yield to maturity of our bonds due in 2007, 2008, 2010 and 2011.

The market values indicated may not be indicative of a trend or of values in the mid-term future.

(4) It is the weighted average interest rate of the outstanding debt as of each date excluding Tasa Encuesta interest rate.

(5) It is the net average interest rate.

(6) It is the weighted average interest rate of the outstanding debt as of each date excluding six month U.S. Dollar LIBOR as of December 31, 2006 (5.37%).

(7) The net book value of Ps.1 million is included in Other receivables in the Annual Financial Statements.

(8) Net of Ps.32 million in the balances of bank deposits and mutual fund accounts.

(9) Excludes Ps.43 million of accrued interest included in bank and financial payables in the Annual Financial Statements.

(10) Net of Ps.262 million of bank time deposits and treasury bills.

(11) The net book value of Ps.25 million is included in Other payables in the Annual Financial Statements.

Exchange Rate Sensitivity. Since the end of the Convertibility Law, mentioned elsewhere in this Annual Report, almost all of our revenues have been stated in pesos but almost all of our debt has been denominated in foreign currency so we have a current mismatch between our revenues and our financial debt in foreign currency. At present, we have adopted the policy of hedging our exposure to exchange rate risk because of the fluctuation of the value of the peso against foreign currencies and its effect on our debt denominated in foreign currencies. We do not have, however, financial instruments for trading purposes. See Item 10: “Additional Information—Exchange Controls.” Moreover, our policy does not include holding derivative financial instruments to hedge our exposure to interest rate risk. See Item 5. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Exposure to Foreign Exchange Rates—Hedging Policy.”

See Item 3: “Key Information—Selected Financial Data—Exchange Rate Information” and Item 4: “Information on the Company—Rates.”

We use swap contracts to manage our exposure to exchange rate fluctuations between currencies other than the U.S. dollar. We do not hold derivative financial instruments for trading or other speculative purposes. As discussed below, a swap arrangement hedged the related exposure to yen/U.S. dollar exchange rate fluctuations associated with our incurrence of long-term, yen-denominated debt and another swap hedged the net exposure to euro/U.S. dollar exchange rate fluctuations associated with the net position of assets and liabilities in euros, including the balance of loan and trade receivables.

In September 1999, we entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the yen/U.S. dollar exchange rate in connection with our 4.667 billion outstanding (nominal amount) as of December 31, 2006 Japanese yen loan granted by the Export-Import Bank of Japan (currently, the Japanese Bank of International Cooperation). The loan matures in February 2011 and accrues interest at a rate of 2.3% per annum. The swap agreement provides for a fixed exchange rate of 104.25 yen per U.S. dollar. The interest rate paid to Citibank N.A. under the swap agreement during the term of the loan is 7.98% per annum. As of December 31, 2006, the amount of the related liability, taking into account the effect of the swap and the additional interest accrued, amounts to U.S.$48 million.

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

During 2006 we used foreign currency forward agreements, in order to hedge against the risks associated with exposure to the Ps./U.S.$ exchange rate. In April 2006, we entered into foreign currency forward agreements by which currency positions have been offset upon maturity, which operated in June 2006, for a total of U.S.$55 million. The exchange rate agreed for these transactions ranged from Peso 3.05 and Peso 3.09 per US Dollar. These agreements were used to cover short-term U.S.$ denominated commitments related to the principal of our negotiable obligations. As of December 31, 2006 there are no foreign currency forward agreements outstanding.

We also had the equivalent of approximately Ps.196 million, as of December 31, 2006, of trade and other payables denominated in foreign currencies, of which approximately Ps.173 million are U.S. dollar-denominated, as well as approximately Ps.336 million in foreign-currency receivables, investments and bank deposits.

Our results of operations are susceptible to changes in the peso/dollar exchange rate because our primary assets and revenues are denominated in pesos while substantially all of our liabilities are denominated in dollars. We estimate, based on the current composition of our balance sheet and the fact that our revenues have been pesified and frozen, that for every variation in the exchange rate of Ps.0.10 (plus or minus) against the peso results in a variation, plus or minus, of approximately Ps.69 million in our results considering our foreign currency exposure as of December 31, 2006.

Interest Rate Sensitivity. We make interest payments under such debt instruments periodically during the term of debt through maturity. The table shown above does not reflect any prepayment or refinancing of indebtedness that may occur from time to time. Weighted average variable rates in the table are based on LIBOR or Encuesta rate as of December 31, 2006 (5.37% and 7.93% respectively). As of December 31, 2006, approximately 92% of our financial debt obligations had terms that provide for fixed interest rates. Debt obligations with variable interest rates are based mainly on LIBOR plus specified margins.

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

There were no significant changes in our internal controls over financial reporting that occurred during the year ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED].

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.

Our Board of Directors has determined that Mr. Guillermo Harteneck, member of our Audit and Control Committee, meets the requirements of an “audit committee financial expert”, as defined by the SEC. Mr. Harteneck is an independent director.

ITEM 16B. CODE OF ETHICS.

We have adopted the Rules of Conduct for the Financial and Accounting Departments of the Telefónica Group in Argentina, which are incorporated by reference to our annual report on Form 20-F for the fiscal year ended 2004. The Rules of Conduct apply to the presidents and general managers (where applicable) of Telefónica Argentina and of each of the corporations that form part of the Telefónica Group in Argentina, and to certain other management personnel, including Corporate Directors, Department Directors and Managers and persons holding similar office. This rules of conduct can be found in : http://www.telefonica.com.ar/corporativo/investor/codigoetica.asp

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Ernst & Young acted as our independent registered public accounting firm as from April 2005 and for the fiscal years ended December 31, 2005 and 2006, and Deloitte acted as our independent registered public accounting firm for the year 2004 and until April 2005. The chart below sets forth the fees for services performed by Ernst & Young related to fiscal years 2006 and 2005 ,and Deloitte related to fiscal year 2005 (including related expenses), and breaks down these amounts by category of service in millions of pesos in historical amounts:

	Total Fees
	Ernst & Young		Ernst & Young		Deloitte
	Fiscal Year Ended 2006		From April 2005		2005
Audit Fees*	Ps.	1.66	Ps.	1.05	Ps.	1.29
Audit-Related Fees	Ps.	1.51	Ps.	0.04	Ps.	0.09
Tax Fees	Ps.	―	Ps.	―	Ps.	0.05
All Other Fees	Ps.	0.03	Ps.	0.22	Ps.	―
Total	Ps.	3.20	Ps.	1.31	Ps.	1.43
(*) Fees for audit of financial statements included in our Form 20-F for the corresponding year.

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

Audit-Related Fees

Audit-related fees in 2006 and 2005 include fees related to services not required by any statute or regulation concerning financial accounting and reporting standards.

Tax Fees

Tax fees in 2005 were related to services agreed-upon for tax compliance.

All Other Fees

All Other Fees includes certain advisory services and training services provided.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None.

PART III

ITEM 17. FINANCIAL STATEMENTS.

The registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18. FINANCIAL STATEMENTS.

ITEM 19. EXHIBITS.

Exhibit No.	Description

1.1	English translation of the charter of Telefónica de Argentina S.A.*

1.2	English translation of the bylaws (Estatutos) of Telefónica de Argentina S.A., as amended.

4.1	Management Contract, dated November 8, 1990, between Telefónica de Argentina S.A. and Telefónica de España S.A., together with an English summary thereof.**

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

4.9	Preliminary Spin-off and Merger Agreement by and among Telefónica de Argentina S.A., Telefónica Data Argentina and Telefónica Móviles S.A. (English Translation).****

4.10	Telefónica S.A. Stock Option Agreement, dated June 26, 2001, between Telefónica S.A. and Telefónica de Argentina S.A. (English Translation).*

4.11	Agreement dated May 20, 2003 between TISA S.A. and Telefónica de Argentina S.A. (English Translation).******

4.12	Memorandum of Understanding 2006.

10.1	English translation summary of 2011 Contract and 2007 Extension, each dated September 26, 2006, between Telefónica de Argentina S.A. and IBM de Argentina S.A.

10.2	English translation summary of Share Purchase Agreement between Telefónica de Argentina S.A. and DATACORP S.A.

11.1	Rules of Conduct for the Financial and Accounting Departments of the Telefónica Group in Argentina (English Translation).********

Exhibit No.	Description

12.1	Section 302 Certification of the Chairman.

12.2	Section 302 Certification of the Chief Financial Officer.

13.1	Section 906 Certification of the Chairman.

13.2	Section 906 Certification of the Chief Financial Officer.

_______________
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

******** Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2004.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TELEFÓNICA DE ARGENTINA S.A.

By:	/s/ Juan Ignacio López Basavilbaso
Name: Juan Ignacio López Basavilbaso
Title: Chief Financial Officer

Dated April 4, 2007

TELEFÓNICA DE ARGENTINA S.A.

TABLE OF CONTENTS OF THE ANNUAL FINANCIAL STATEMENTS

As of and for the fiscal years ended December 31, 2006, 2005 and 2004

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Telefónica de Argentina S.A.

1. We have audited the accompanying balance sheets of Telefónica de Argentina S.A. (“the Company” or “Telefónica”) as of December 31, 2006 and 2005, and the related statements of operations, changes in shareholders’ equity and cash flows for the years then ended; all expressed in constant Argentine pesos (Note 2.1). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

3. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Telefónica as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles in the City of Buenos Aires, Argentina, and the pertinent regulations of the Argentine Business Associations Law and the Argentine National Securities Commission, which vary in certain significant respects from U.S. generally accepted accounting principles to the extent summarized in Note 20. to the accompanying financial statements.

Buenos Aires,

March 30, 2007

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.

ROSANA E. SERIO
Partner

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Telefónica de Argentina S.A.

1.
We have audited the statements of operations, changes in shareholders’ equity and cash flows for the fiscal year ended December 31, 2004 of Telefónica de Argentina S.A. (the “Company”) (“Telefonica”, an Argentine corporation) prepared in accordance with generally accepted accounting principles in Argentina approved by the Professional Council of Economic Sciences of the City of Buenos Aires (“CPCECABA”), expressed in constant Argentine pesos as required by Argentine regulation.

2.
The financial statements mentioned in paragraph 1 are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements mentioned in paragraph 1 based on our audit.

3.
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

4.
As described in Notes 2.2 and 16 to the financial statements referred to in paragraph 1, the previously issued consolidated financial statements for fiscal year 2004 were restated by the Company to give retroactive effect to: i) the early adoption by the Company during fiscal year 2005 of certain new professional accounting principles approved by the CPCECABA of Argentina, ii) the change in the presentation of certain taxes in the statement of operations and related additional disclosures, and iii) the classification as discontinued operations of balances relating to the subsidiary Telinver, which was sold during 2005.

5.
As described in note 9 to the financial statements mentioned in paragraph 1, since the beginning of 2002 the Company has been unable to raise its regulated service rates due to the provisions of both the Economic Emergency Law N° 25,561 and the Renegotiation of Contracts Law N° 25,790. Note I to such financial statements described that although the Company adopted several initiatives to mitigate the effects of changes in its business resulting from the issue described above, and certain indicators of the Argentine economy were currently showing favorable signals, future operating conditions might not continue to be stable to the extent that in the event of new adverse developments in the economic context, the regulatory framework might fail to establish the rules to allow reinstating- the balance of the variables that constitute the Company’s economic and financial equation. The Company described in such notes that, if the future regulatory framework was not to provide for rates to change at a pace allowing balancing the economic and financial equation, the rate system could have an adverse impact on the Company’s financial condition and future results of operations.

6.
In our opinion, the financial statements mentioned in paragraph 1 present fairly, in all material respects, the results of operations and cash flows for the fiscal year ended December 31, 2004 in conformity with professional generally accepted accounting principles in Argentina approved by the CPCECABA.

7.
Professional accounting principles generally accepted in Argentina followed by the Company (see paragraph 1 of this report) applicable to financial statements vary in certain significant respects from generally accepted accounting principles in the United States of America. The application of the latter would have affected the determination of net loss for the fiscal year ended December 31, 2004 to the extent summarized in note 20 to the financial statements referred to in paragraph 1.

Buenos Aires, May 9, 2006

DELOITTE & Co. S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - F° 3

ALBERTO LOPEZ CARNABUCCI
(Partner)
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 212 - F° 200

TELEFONICA DE ARGENTINA S.A.
BALANCE SHEETS AS OF DECEMBER 31, 2006 AND 2005
(amounts stated in millions of Argentine pesos, restated as described in note 2.1.)

	December-06	December-05
ASSETS
CURRENT ASSETS
Cash (note 3.1.a)	23	22
Investments (notes 21.c) and 21.d)	271	341
Trade receivables (note 3.1.b)	450	395
Other receivables (note 3.1.c)	66	64
Inventories (note 3.1.d)	3	3
Other assets (note 3.1.e)	7	3
Total current assets	820	828
NONCURRENT ASSETS
Trade receivables (note 3.1.b)	1	1
Other receivables (note 3.1.c)	184	380
Investments (note 21.c)	-	1
Fixed assets (note 21.a)	5,397	5,950
Intangible assets (note 21.b)	35	46
Total noncurrent assets	5,617	6,378
Total assets	6,437	7,206
LIABILITIES
CURRENT LIABILITIES
Trade payables (note 3.1.f)	640	508
Bank and financial payables (note 3.1.g)	793	519
Payroll and social security taxes payable (note 3.1.h)	130	89
Taxes payable (note 3.1.i)	162	126
Other payables (note 3.1.j)	75	56
Reserves (note 21.e)	80	100
Total current liabilities	1,880	1,398
NONCURRENT LIABILITIES
Trade payables (note 3.1.f)	111	97
Bank and financial payables (note 3.1.g)	1,602	2,241
Payroll and social security taxes payable (note 3.1.h)	15	13
Taxes payable (note 3.1.i)	334	232
Other payables (note 3.1.j)	28	36
Reserves (note 21.e)	319	203
Total noncurrent liabilities	2,409	2,822
Total liabilities	4,289	4,220
NET LIABILITIES FROM DISCONTINUED OPERATIONS (note 3.1.k)	19	31
SHAREHOLDERS’ EQUITY	2,129	2,955
Total liabilities and shareholders’ equity	6,437	7,206

The accompanying notes 1 to 21 are an integral part of these financial statements.

EDUARDO FERNANDO CARIDE
Chairman

TELEFONICA DE ARGENTINA S.A.
STATEMENTS OF OPERATIONS FOR THE FISCAL YEARS
ENDED DECEMBER 31, 2006, 2005 AND 2004 (1)
(amounts stated in millions of Argentine pesos, except for earnings per share and per ADS ratio, restated as described in note 2.1.)

INCOME/(LOSS) FROM CONTINUING OPERATIONS	December, 06	December, 05	December, 04
NET REVENUES	3,747	3,367	3,105
COST OF SERVICES PROVIDED (note 3.1.l)	(2,054)	(1,883)	(1,902)
Gross profit	1,693	1,484	1,203
ADMINISTRATIVE EXPENSES (note 21.h)	(417)	(394)	(323)
SELLING EXPENSES (note 21.h)	(517)	(422)	(306)
Subtotal	759	668	574
LOSS ON EQUITY INVESTMENTS	(1)	-	(1)
FINANCIAL INCOME AND HOLDING GAINS/(LOSSES) ON ASSETS (2)
Exchange differences	5	5	5
Interest and financial income	76	38	30
Holding gain/(loss) from government securities	8	(5)	5
Holding gain/(loss) from financial instruments	2	(1)	4
FINANCIAL INCOME/(EXPENSE) AND HOLDING (LOSSES) ON LIABILITIES (3)
Exchange differences	(41)	3	(70)
Interest and financial charges	(335)	(308)	(400)
Holding loss from financial instruments	(8)	(28)	(1)
Other (note 3.1.n)	(15)	(19)	(21)
OTHER EXPENSES, NET (notes 3.1.m) and 21.h)	(119)	(64)	(130)
Net Income / (Loss) before income tax	331	289	(5)
INCOME TAX (Loss) / Gain (notes 2.2. and 2.3.j)	(112)	375	-
Net Income / (Loss) for the fiscal year from continuing operations	219	664	(5)
INCOME / (LOSS) FROM DISCONTINUED OPERATIONS (4)
Loss on equity investments	-	(6)	(3)
Income from disposition, net of tax effects (5)	3	109	-
Net Income / (Loss) for the fiscal year from discontinued operations	3	103	(3)
Net Income / (Loss) for the fiscal year	222	767	(8)
Earnings / (Losses) per share from continuing operations (6)	0.0155	0.0380	(0.0003)
Earnings / (Losses) per share from discontinued operations (6)	0.0002	0.0059	(0.0002)
Earnings / (Losses) per share for the fiscal year (6)	0.0157	0.0439	(0.0005)
Earnings / (Losses) per ADS from continuing operations (6)	1.2543	3.8029	(0.0286)
Earnings / (Losses) per ADS from discontinued operations (6)	0.0172	0.5899	(0.0172)
Earnings / (Losses) per ADS for the fiscal year (6)	1.2715	4.3928	(0.0458)
Weighted average number of shares (7)	14,131,046,354	17,460,500,740	17,460,500,740
Weighted average number of ADS (7)	174,605,007	174,605,007	174,605,007
_______________________
(1)
Statement of operations for the fiscal year ended December 31, 2004 has been retroactively restated in fiscal year 2005 due to the application of new accounting principles and disclosure of discontinued operations. See notes 2.2., 2.5. and 16.

(2)	Mainly related to current investments, trade receivables and other receivables.
(3)	Mainly related to trade, bank and financial, taxes and other payables and reserves.
(4)	See note 2.3.l).
(5)	In 2006 and 2005, includes 2 million and 7 million, respectively, corresponding to the tax effect resulting from the disposition.
(6)	Basic and diluted earnings per share and American Depositary Shares (“ADS”) are the same, as there are no outstanding options to purchase shares. Amounts expressed in Argentine pesos (see note 2.3.m).
(7)
For Argentine GAAP calculation purposes, the Company has given retroactive effect to the change in the face value of the Company’s shares resulting from the capital stock transaction described in note 6.

The accompanying notes 1 to 21 are an integral part of these financial statements.

EDUARDO FERNANDO CARIDE
Chairman

TELEFONICA DE ARGENTINA S.A.
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(amounts stated in millions of Argentine pesos, restated as described in note 2.1.)

	CAPITAL STOCK(2)
	Nominal Value
Account	Outstanding shares	Comprehensive adjustment to capital stock	Subtotal	Legal Reserve(2)	Reserve for Future dividends(2)	Accumulated Income (Deficit)(2)	TOTAL
Balance as of December 31, 2003(1)	1,746	2,135	3,881	416	1,626	(3,727)	2,196
Net loss for the fiscal year ended December 31, 2004	-	-	-	-	-	(8)	(8)
Balance as of December 31, 2004(1)	1,746	2,135	3,881	416	1,626	(3,735)	2,188
Net income for the fiscal year ended December 31, 2005	-	-	-	-	-	767	767
Balance as of December 31, 2005	1,746	2,135	3,881	416	1,626	(2,968)	2,955
Appropriation of accumulated deficit as approved by the General Ordinary and Special Shareholders’ Meeting held on April 21, 2006 (see note 6.)	-	(926)	(926)	(416)	(1,626)	2,968	-
Voluntary capital stock reduction as approved by the General Special Shareholders’ Meeting held on September 7, 2006 (see note 6.)	(1,048)	-	(1,048)	-	-	-	(1,048)
Net income for the fiscal year ended December 31, 2006	-	-	-	-	-	222	222
Balance as of December 31, 2006	698	1,209	1,907	-	-	222	2,129
_______________
(1)      See note 2.3.j).
(2)      See note 6.

The accompanying notes 1 to 21 are an integral part of these financial statements.

EDUARDO FERNANDO CARIDE
Chairman

TELEFONICA DE ARGENTINA S.A.
STATEMENTS OF CASH FLOWS (1)
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (12)(13)
(amounts stated in millions of Argentine pesos, restated as described in note 2.1.)

	December, 06	December, 05	December, 04
Cash and cash equivalents at end of year(2)	249	338	249
Cash and cash equivalents at beginning of year(2)	338	249	340
(Decrease) Increase in cash and cash equivalents	(89)	89	(91)
CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
Net income/(loss) for the fiscal year	222	767	(8)
Adjustments to reconcile net income/(loss) for the fiscal year to net cash provided by operating activities:
(Income)/loss from discontinued operations(6)	(3)	(103)	3
Foreign exchange differences(3)	36	(5)	67
Fixed assets depreciation	1,062	1,063	1,126
Material consumption	51	44	56
Intangible assets amortization	11	13	14
Cost of services provided	13	16	14
Holding loss/(gain) from financial instruments	6	29	(3)
Holding(gain)/loss from government securities	(8)	5	(5)
Increase in allowance and accruals, net of reversals(4)	216	150	183
Income tax	112	(375)	-
Loss on equity investments	1	-	1
Net book value of fixed assets retired	3	-	-
Net book value of other assets retired	1	-	-
Gain from disposition of current investments(9)	-	(3)	-
Interest and financial charges, net	197	239	314
Changes in assets and liabilities:
Trade receivables	(115)	(191)	(118)
Other receivables	26	63	34
Current investments	-	(23)	5
Inventories	(13)	(13)	(14)
Trade payables	67	94	(34)
Payroll and social security taxes payable	43	8	3
Taxes payable	31	38	40
Other payables	2	(10)	(17)
Net liabilities from discontinued operations(6)(7)	(11)	-	-
Collected interests	15	20	13
Contingencies payment	(59)	(36)	(77)
Payment of minimum presumed income tax	(37)	(38)	(43)
Cash flows provided by operating activities	1,869	1,752	1,554
Cash flows used in investing activities:
Fixed assets purchases(5)(10)	(494)	(441)	(387)
Proceeds from disposition of Telinver S.A.(7)	210	-	-
Current investments	-	11	-
Cash flows used in investing activities	(284)	(430)	(387)
Cash flows used in financing activities:
Proceeds from loans	74	332	565
Repayments of loans	(469)	(1,260)	(1,471)
Interest paid	(241)	(305)	(350)
Increase in intangible assets(11)	-	-	(2)

December, 06	December, 05	December, 04
Payment of voluntary capital stock reduction(8)	(1,038)	-	-
Cash flows used in financing activities	(1,674)	(1,233)	(1,258)
(Decrease) Increase in cash and cash equivalents	(89)	89	(91)
______________
(1)
Cash and cash equivalents with original maturities not exceeding three months are considered to be cash and cash equivalents which totaled: (i) 23 million and 226 million, respectively, as of December 31, 2006; (ii) 22 million and 316 million, respectively, as of December 31, 2005, (iii) 14 million and 235 million, respectively, as of December 31, 2004, and (iv) 16 million and 324 million, respectively, as of December 31, 2003.

(2)
In 2006, cash and cash equivalents at end and at beginning of year do not include 45 million and 25 million, respectively, related to discount bond and to PRO 13 bond (see note 13.). Cash and cash equivalents at beginning of 2005 and at the end of the year 2004 do not include 8 million related to the interest in Intelsat Ltd. transferred by the Company on January 28, 2005.

(3)	In 2005 and 2004 net of 3 million and 2 million, respectively, related to the exchange difference originated by cash and cash equivalents denominated in foreign currency.
(4)	In 2005 and 2004, it does not include increases/decreases of allowances of Deferred tax asset and Patriotic Bond.
(5)	In 2006, 2005 and 2004 net of 74 million, 32 million and 41 million, respectively, financed by trade payables.
(6)	In 2005 and 2004, the discontinued operations did not generate cash flows for the Company (see note 16.).
(7)	See note 16.
(8)	See note 6.
(9)	In 2005, included in “Other expenses, net” of the statement of operations.
(10)	In 2004, net of 9 million of transfers of inventories to fixed assets.
(11)	In 2005, net of 1 million transfer of other receivables to intangible assets.
(12)	See notes 2.2. and 16.
(13)	Prepared consistently with International Accounting Standard No. 7.

The accompanying notes 1 to 21 are an integral part of these financial statements.
EDUARDO FERNANDO CARIDE
Chairman

TELEFONICA DE ARGENTINA S.A.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006, 2005 AND 2004

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

On June 9, 2000, the Federal Executive Power (“PEN”) issued Decree No. 465/00 which provided the complete deregulation of the telecommunications market as from November 9, 2000.

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

The Company’s short-term strategy has been to adapt its business plans to address the challenges and risks presented by the Argentine economic crisis. Therefore since early 2002, the Company has focused on the renegotiation of the agreement with the Government and has been taking certain steps to moderate the effects of the imbalance between changes in revenues and costs caused by the significant increase in the prices of supplies and the cost of technology-related investments usually required by the business that the Company operates, and the situation affecting service rates described in note 9.1. Some of these measures include: i) capital expenditures controls, ii) operating costs reduction, iii) increased collection rates and, iv) debt renegotiation, cash management and roll-over of short-term debt.

The relationship between variables determining revenues and expenses was affected as a result of the conversion into pesos and freezing of the Company’s tariffs within the context of a potentially inflationary economy and may continue to be mismatched depending upon the regulatory framework to be designed by the Argentine Government in the future. The Transfer Contract provides for mechanisms to re-balance the relation between the variables that determine revenues and costs (including investments), i.e., the so-called "economic and financial equation" upon the occurrence of certain circumstances (see note 9.). As mentioned in note 2.4., the Public Emergency and Foreign Exchange System Reform Law established the conversion into pesos of originally US dollar-denominated utility tariffs previously agreed upon in US dollars at the US$1.00 to AR$1.00 exchange rate and authorized the PEN to renegotiate agreements. Given this framework, on February 15, 2006, the Renegotiation and Analysis of Public Utilities Agreements Unit (“UNIREN”) signed, on behalf of the Federal Government and together with the Company, a Memorandum of Understanding (the "Memorandum of Understanding 2006") which seeks a commitment to establish in the future a stable legal framework maintaining the legal conditions set forth in the Transfer Contract and the rules in force as of the date of such memorandum.

In 2005 and 2006, the evolution of the main macroeconomic variables since the economic crisis of years 2001-2002 showed positive signals such as growth of the economy, stabilization of the exchange rate and inflation. Therefore, in the opinion of the Company’s Management, there is greater certainty in the operating and economic environment due to, among other factors, a relative stabilization in the peso equivalent amounts of its foreign currency denominated debt, due to the financing already obtained and the gradual reduction of financial debt (see note 12.).

Although the Company has adopted the abovementioned measures to mitigate the effects of changes in its business resulting from the issue described in the above paragraphs, and certain indicators of the Argentine economy are currently showing favorable signals, the future operating conditions and characteristics might not continue to be stable to the extent that in the event of new developments in the economic context, the regulatory framework may fail to establish the rules to allow reinstating the balance of the variables that constitute the Company’s economic and financial equation (see note 9.).

On April 10, 2002, the Company’s General Ordinary and Special Shareholders’ Meeting approved an amendment to the corporate purpose. The corporate purpose was broadened for the Company to be able to engage in other types of businesses not strictly related to rendering telecommunications services, including: purchasing equipment, infrastructure, and telecommunications-related goods, as well as rendering any type of services, such as consulting and accounting, human resources and tax administration services. The Company filed an application for authorization with the S.C., which was granted by such authority with the scope requested by the Company through S.C. Resolution No. 137/2006 dated August 16, 2006.

On November 11, 2005, the Company sold its equity interest in Telinver S.A. (see note 16.). Additionally, on January 17, 2007, the Company sold its equity interest in E-Commerce Latina S.A. (see note 5.).

2.	SIGNIFICANT ACCOUNTING POLICIES

The Company applied the valuation, presentation and disclosure criteria established by professional accounting principles applicable to the Company and approved by the Professional Council in Economic Sciences of the City of Buenos Aires (“CPCECABA”) (“Argentine GAAP”), which in their application to the transactions and the balances included in these financial statements do not differ significantly from the valuation criteria established by CNV regulations.

2.1.	Presentation of financial statements in constant Argentine Pesos

Until the three-month period ended March 31, 2002, the Company’s financial statements have been prepared recognizing the effects of changes in the purchasing power of money only through August 31, 1995, (maintaining the restatements recorded until that date), by the restatement of amounts to constant pesos, by means of the application of the restatement method in constant currency as set forth by the Argentine Federation of Professional Council in Economic Sciences (“FACPCE”) in effect as of that date. Effective September 1, 1995, for Argentine GAAP purposes, and considering the economic stability conditions at that moment, and according to the requirements of the National Securities Commission (“CNV”), the Company discontinued application of the restatement method. This accounting criterion was accepted by Argentine GAAP until December 31, 2001.

In 2002, as a result of the new inflationary conditions, and the changes to the Argentine economic model resulting from the enactment of the Public Emergency and Foreign Exchange System Reform Law, the CPCECABA approved the reinstatement of inflation accounting in financial statements for fiscal years or interim periods ended as from March 31, 2002 in accordance with Argentine professional accounting principles, and provided that all recorded amounts restated by changes in the general purchasing power until the suspension of such adjustments and any other amounts originated in transactions during the stability period are to be considered stated in the currency of December 2001.

Presidential Decree No. 1,269/02 and later CNV Resolution No. 415/02, reestablished the requirement of presentation of financial statements in constant currency. Nevertheless, in 2003, Presidential Decree No. 664/03 and the later Resolution No. 441/03 of the CNV set forth again that as from March 1, 2003, the restatement of financial statements in constant currency should be discontinued.

However, the CPCECABA discontinued the application of the method that required restatement into constant currency as from October 2003. In accordance with the above, the financial statements of the Company as of and for the fiscal years ended December 31, 2006, 2005 and 2004 have been prepared recognizing the effects of variations in the purchasing power of the Argentine peso until February 28, 2003 (restated according to changes in the Argentine wholesale price index published by the Argentine Institute of Statistics and Census (“INDEC”)) in compliance with the regulations issued by the PEN and the CNV (the accumulated effect on that index between January 1, 2003 and September 30, 2003 was a 1.4% decrease). The effect on the Company’s shareholders’ equity as of December 31, 2006, 2005 and 2004 and on results for the fiscal years then ended of not restating figures until September 30, 2003 is not significant.

2.2.	Change in accounting principles occurred in fiscal year 2005

a) Effects of issuance of Resolution 93/2005 of the CPCECABA

In August 2005, the CPCECABA approved Resolution CD No. 93/2005, whereby it introduced a series of changes in its professional accounting standards, as a result of the agreement entered into with the FACPCE to unify Argentine professional accounting standards adopted in the city of Buenos Aires by the CPCECABA and with respect to the ones adopted by Professional Councils of other provinces of Argentina. Such Resolution was effective for the Company as from January 1, 2006. In addition, it established transition standards that defer the effective term of certain changes to the years beginning January 1, 2008. Early adoption was accepted.

The most significant effect is related to the difference between the inflation-adjusted book value of fixed assets (and other non-monetary assets) and their respective tax base (not inflation-adjusted), which is to be computed as a temporary difference resulting in the recognition of a deferred tax liability, however it may still be considered as a permanent difference provided that certain supplementary information is filed. Inflation accounting was discontinued in 2003. The latter criteria was previously considered by the CPCECABA accounting rules. As of December 31, 2005, the Company had early adopted these changes to the accounting principles (see note 2.3.j).

According to Argentine GAAP, as of December 31, 2005, the Company retroactively modified the comparative financial statements as of December 31, 2004 and 2003 to give effect to this accounting change, with effect on the initial balance of shareholders’ equity computed as an adjustment to accumulated Deficit as of December 31, 2002. The retroactive effect of this change after considering the periods of estimated reversal of deferred tax assets and liabilities, resulted in a 586 million increase in accumulated Deficit and corresponding decrease in shareholders’ equity at the beginning of the fiscal year ended December 31, 2003.

The adjustments computed in the financial statements for the fiscal year 2005 and the retroactive restatement of comparative financial statements for the fiscal years 2004 and 2003 of the application of the new accounting principles effective in Argentina, which relate to the application of the deferred income tax method were as follows:

	2005	2004	2003
Statement of operations
Inflation gain on monetary accounts	-	-	4
Income tax	350(1)	-	-
Net income for the year	350(1)	-	4
Balance Sheet
Liabilities-deferred income tax	232	582	582
Shareholders’ equity
Balance at the beginning of the year	(582)	(582)	(586)
Net income for the year	350(1)	-	4
Balance at the end of the year	(232)	(582)	(582)
_______________
(1)      Net of 25 million corresponding to the taxable income from discontinued operations.

b) Change in presentation of certain taxes in the Statements of Operations

As of December 31, 2005, statement of operations and related additional breakdown disclosure figures as of and for the fiscal years ended December 31, 2004 and 2003 were restated for comparative purposes due to the change in the presentation criterion of turnover tax, for purposes of improving the comparability with other companies of the telecommunication business in Argentina. The change, consisting of presenting such tax as an expense instead of deducted from net revenues resulted in an increase of net revenues and selling expenses for the fiscal years ended December 31, 2004 and 2003 of 122 million and 106 million, respectively. There was no effect in net income.

c) Presentation of discontinued operations

In fiscal year 2005, the balances and transactions of the former subsidiary Telinver S.A. have been presented in one line under the caption Discontinued operations as described in note 16., restating comparative financial statements accordingly.

2.3.	Valuation methods

The preparation of financial statements in conformity with generally accepted accounting principles in Argentina requires the Company’s Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of these financial statements and the reported amounts of revenues and expenses during each fiscal year. Final results may differ from those estimated by the Company’s Management.

Among others, these financial statements reflect the effects of economic and foreign exchange regulations that were known as of the date of issuance of these financial statements. All Company Management estimates have been made accordingly. Some of these measures, which directly and indirectly affect the Company’s business relationships, have been challenged in legal actions filed by third parties to which the Company is not a party. The effects of any additional measures that could be taken by the Government and the implementation of those already adopted, as well as the effects of potential modifications resulting from such legal actions, will be accounted for when the Company’s Management becomes aware of them.

Accordingly, the decisions that are to be made in reliance on these financial statements should consider the potential future development of such governmental actions, and the Company’s financial statements should be read in light of these circumstances.

The principal valuation methods are:

a) Cash:

Amounts in local currency: stated at nominal value, plus, if applicable, financial income (expense) accrued as of the end of each fiscal year.

Amounts in foreign currency: stated at the exchange rate applicable to its settlement in effect at the end of each fiscal year, in accordance with the Company’s intended use, plus, if applicable, accrued financial results as of those dates.

b) Investments:

Mutual funds: stated at their net realization value. As of December 31, 2006, foreign-currency denominated amounts were valued at the foreign exchange rate applicable to their settlement in effect as of fiscal year-end, in accordance with the Company’s intended use.

Government securities: in accordance with the Company’s intended use, they were stated at their net realization value as of each fiscal year-end. Foreign-currency denominated amounts were valued at the foreign exchange rate applicable to their settlement in effect as of each fiscal year-end, in accordance with the Company’s intended use.

The investment in E-Commerce Latina S.A. as of December 31, 2006 has been stated at its estimated recoverable value (see note 5.). As of December 31, 2005 such investment was valued by the equity method, based on such company’s financial statements as of September 30, 2005 and it was disclosed in "Noncurrent investments" of the balance sheet.

c) Receivables and payables:

Receivables and payables in local currency: at nominal value, plus, if applicable, financial income (expense) accrued as of the end of each fiscal year, which does not significantly differ from the amount obtained by calculating the discounted value of the cash flows that would be derived from the related assets and liabilities.

Receivables and payables in foreign currency: valued at the exchange rates applicable to their settlement prevailing as of the end of each fiscal year, in accordance with the Company’s intended use, plus, if applicable, the financial income (expense) accrued as of those dates, which do not differ from the measurement of the discounted value based on the rate of each transaction.

Trade receivables: includes services provided and settlements with foreign carriers, both billed and accrued and unbilled as of the end of each fiscal year, the latter being determined based upon information about actual consumption, subsequent billings and estimates using real historical data.

Trade receivables are disclosed net of the allowance for doubtful accounts, which has been assessed based on historical data and the estimated trend of collections. The Company includes as a receivable the portion accrued as of each fiscal year of the surcharge for late payment included in the invoices for payments until the “second due-date” of the invoice. For amounts that are past-due after the second due-date provided in the original invoice, the interest for late payment is recorded in the cases in which the Company estimates that it will be recovered.

Services received from IBM (IBM Argentina S.A.): since baseline services committed to be rendered by IBM over the term of the contract will be received by the Company in uniform quantities over the duration of the contract, the baseline service total original cost is accrued based on the straight line method over the term of the service, adopting a similar accounting treatment for the renegotiations described in note 8.1. The balance included in “Other payables” as of December 31, 2006 and in “Other receivables - Prepaid Services” as of December 31, 2005 includes (see note 8.1.):

a) The balance of the decreasing monthly installments paid to IBM as of each fiscal year-end less the cost accrued on the straight-line method basis over the term of the agreement as of each of those dates. Service costs renegotiations as agreed upon between the parties are accrued and recorded in the Company’s statement of operations on the fiscal year in which the services affected by such re-negotiations were accrued.

b) Deferred results: due to the interdependence of the terms of the original agreement for outsourcing of the service and sale to IBM of the related equipment, and the repurchase obligation assumed, the Company did not recognize any gain from the sale of the assets as of the transfer date, or a loss for the difference between the repurchase obligation and the market value of the assets to be repurchased and, so, the net result is deferred and amortized ratably over the term of the service agreement as an adjustment to the cost accrued for the services mentioned in a).

Universal Service contribution (see note 15.): the Company calculates the charge for the Universal Service contribution, consisting in 1% of revenues from telecommunications services, net of automatic deductions provided by the related regulation and in accordance with the Company’s estimates of the amounts payable within each fiscal year, since the detailed rules of calculation and payment of this contribution are still pending. If resulting in a balance payable to the Universal Service fund, such net amount is booked as liability. On the other hand, all deductions and subsidies that must first be pre-approved by the regulatory entity will be booked by the Company as receivable in the fiscal year in which its reimbursements were approved by such entity.

Pre-retirement agreements and early retirement plans: the Company values its obligation in relation to these plans at the present value of the payments agreed, until the maturity of those plans.

Social Security Plan for Executives (PSD): the liability resulting from the social security plan for Executives is valued based on the amounts that the Company agreed to contribute as of fiscal year-end. Such cost is accrued during the period in which the benefit is granted and the services are rendered by the Executives.

Performance Share Plan (PSA): the liabilities arising from this plan are valued on the basis of the fair value of the securities to be delivered calculated on the date on which the rights are granted. Such cost is accrued on a straight-line basis during the period in which the services are rendered by the Executives. As of December 31, 2006, the fair value amounts to Euro 6.4 per share.

In May 2006, the CPCECABA approved Technical Resolution (“TR”) No. 23 “Employee benefits subsequent to the termination of the labor relationship and other long-term benefits”. This TR defines the measurement and disclosure methods applicable to long-term benefits granted by employers to their employees once the labor relationship has terminated, and other long-term benefits. This TR became effective for the Company as from January 1, 2007. As of the date of issuance of these financial statements, in the Company’s opinion, the application of the above resolution would not have a significant impact on the Company’s financial position or results of operations.

d) Inventories:

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

f) Fixed assets:

The fixed assets received from Empresa Nacional de Telecomunicaciones (“ENTel”) have been valued at their transfer price. Subsequent additions have been valued at cost. All figures have been restated as described in note 2.1. and depreciated by the straight-line method over their remaining useful lives. When the construction of works in progress extends over time, its value includes the cost net of the effect of inflation, if applicable, of financing by third parties related to the investment during the construction period until such time as the asset is ready to be used for a productive purpose. During the fiscal years ended December 31, 2006, 2005 and 2004 interest in work in process was capitalized for 9 million, 11 million and 8 million, respectively. As of December 31, 2006 and 2005, the residual value of cumulative capitalized interest on fixed assets is 384 million and 444 million, respectively.

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

Telefónica’s fixed assets were assessed for impairment based on their recoverable value on the basis of Company Management’s best estimate of future discounted cash flows of its telecommunications business, considering current information and future telephone service rates estimates. The Company has monitored the evolution of the macroeconomic variables that affect its business and, from time to time, it has adjusted its projections based on the latest trends. As explained in note 1., the main macroeconomic variables have shown a relative stabilization. In the opinion of the Company’s Management, projecting such trends and the consideration of operating strategies available for possible scenarios, the Company will generate future cash flows sufficient to recover the fixed assets amounts. Notwithstanding the foregoing, as explained in note 9.1., the Company will continue to monitor the projected situation and will assess the effect of any new future developments.

g) Intangible assets:

The trademarks were valued at acquisition cost restated as described in note 2.1.

The rights of use links have been valued at acquisition cost restated as indicated in note 2.1. and are amortized by the straight-line method over 15 years, the term of the rights.

Debt refinancing costs are incurred in connection with the issuance of negotiable obligations and have been restated as described in note 2.1., were deferred and are being amortized by the straight-line method as from the issuance date to the maturity of such negotiable obligations. The amortization of such debt refinancing costs has been recognized in the line “Other financial income/(expense) and holding (losses) on liabilities” of the Company’s statement of operations. In addition, those expenses include the amount related to the “authorization fee” in connection with waivers granted by the holders of negotiable obligations which are amortized under a straight-line basis through maturity.

The license related to the data transmission business, including the authorizations to use the “B” Band, has been restated as described in note 2.1. and is amortized under the straight-line method over a 10-year term.

The non-competition clauses have been valued at acquisition cost and are amortized under the straight-line method over the term of such agreements.

As of December 31, 2004, trademarks and the license to use the logo were valued at acquisition cost restated as described in note 2.1., net of accumulated amortization which was calculated based on the remaining duration of the contract with Telinver S.A., i.e., until October 2007. As a result of the transaction mentioned in note 16., the Company transferred certain trademarks to Telinver S.A.

Intangible assets carrying value as of December 31, 2006 does not exceed its recoverable value.

h) Reserves:

During the normal course of business, Telefónica is subject to several labor, commercial, tax and regulatory claims. While these actions are being contested, the outcome of such individual matters is not predictable with certainty. Charges have been recorded for contingencies where it is probable that the Company will incur a loss. The amount of loss is based on management’s assessment of the likelihood of occurrence taking into account legal counsel’s opinion regarding the matter. As of December 31, 2006, the amount booked for reserves is 399 million (see note 10.).

i) Financial instruments:

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

The Company uses currency swaps which, in the context of Convertibility Law between the U.S. dollar and the Argentine peso, were intended to eliminate the variability in the cash flows of its debts denominated in yen and in euros and that currently reduce such variability in relation to the variations in the exchange rate between the yen/euro and the U.S. dollar so that, the Company has ensured a fixed exchange rate between the yen/euro and the U.S. dollar for these obligations paying a fixed percentage for the coverage. As of December 31, 2006 and 2005, the hedge relationships were deemed to be ineffective because of the devaluation of the peso and the freezing of the Company’s tariffs.

In addition, during the fiscal year ended December 31, 2006, the Company used currency forward agreements in order to eliminate variability in the cash flows of its indebtedness in U.S. dollars in relation to the Argentine peso. The Company valued its hedged obligations at the prevailing exchange rate and separately recognized the financial instruments at their estimated market value. As of December 31, 2006, there were no currency forward agreements in force.

j) Income tax and tax on minimum presumed income:

The Company records income tax by applying the deferred method. Deferred tax assets result from the temporary differences arising from allowances, accruals and financial charges that are not yet deductible for tax purposes and mainly from prior-year tax loss carryforwards. Deferred tax liabilities result mainly from temporary differences between the carrying amount restated as described in note 2.1. and the value for tax purposes of fixed assets, mainly due to the effect of the restatement applied to fiscal years 2002 and 2003, due to different depreciation criteria and to the treatment of capitalized interest.

In order to book the temporary differences, the Company applied the liabilities method that establishes the determination of net deferred tax assets or liabilities based on temporary differences charged to the “Income tax” caption in the statement of operations.

As of December 31, 2005, taking into consideration the then effective accounting standards approved by the CNV, as well as the CNV interpretation criteria, which remain valid as of December 31, 2006 under Resolution CD No. 93/2005 of the CPCECABA and General Resolutions No. 485/05 and 487/06 of the CNV, which approved with a few amendments the abovementioned CPCECABA resolution (see note 2.2.), the Company decided to recognize the difference between the adjusted for inflation book value of fixed assets (and other non-monetary assets) and their taxable basis as a temporary difference for deferred tax purposes, generating a 586 million increase in accumulated losses at the beginning of the fiscal year ended December 31, 2003. As of December 31, 2006 and 2005, the resulting deferred tax liabilities amount to 785 million and 946 million, respectively.

In accordance with the standards described in note 2.4., exchange losses generated by assets and liabilities in foreign currency existing as of January 6, 2002, calculated using an exchange rate of AR$1.40 per US$1.00, amounted to approximately 750 million, which in accordance with current regulations are deducted for income tax purposes in equal parts in five years starting December 31, 2002. As of December 31, 2006, the Company has fully computed the foreign exchange tax loss above described.

The Company’s Management evaluates the recoverability of deferred tax assets based on estimates. Ultimately, the recoverability of deferred tax assets depends upon the Company’s ability to generate enough taxable income during the periods in which these temporary differences are expected to be deductible.

Considering their estimates, the Company’s Management takes into account the reversal time period of deferred tax liabilities, projected taxable income and tax planning strategies. This assessment is based on a series of internal forecasts updated to reflect current trends. In accordance with accounting principles in force, the Company must recognize deferred tax assets when future deductibility is likely. As of December 31, 2004 the Company had considered the legal statue of limitation periods applicable to the use of tax loss carryforwards and assessed the variables which affected estimated future taxable results, including the one related to the possible effect of the outcome of the pending tariff renegotiation. As a result of such assessment, the Company had booked a reserve for the balance of net deferred tax assets related to income tax. As of December 31, 2006 and 2005, based on the information and projections available as of those dates and considering the reversal of deferred tax assets and liabilities and the variables affecting future taxable income, including the renegotiation of the Argentine debt, the changes in tax loss carryforwards amounts for the last four years, the stability and foreseeability of the foreign exchange rate, the inflation for the coming years, and the reduction in foreign currency debt, the Company estimates that the deferred tax assets will probably be recovered (see note 2.4.). The “Income tax” line of the Statement of operations for the fiscal year ended December 31, 2005 has included the effect of the reversal during 2005 of the allowance raised as of December 31, 2004.

As of December 31, 2005 the Company carried a tax loss carryforward balance of approximately 1,682 million (589 million at a 35% tax rate) which could be applied to offset future income tax charges until 2007 (expiration of the total tax loss carryforward). The Company has estimated taxable income of approximately 894 million for the fiscal year ended December 31, 2006, that would be offset against accumulated tax loss carryforwards existing at the beginning of the fiscal year.

The following table presents the components of the Company’s deferred tax balances:

	December 31, 2006	December 31, 2005
Deferred tax assets
Income tax on tax loss carryforwards	276 (1)	589
Foreign exchange differences deductible in future years	-	53
Allowance for doubtful accounts	46	40
Accrual for reserves and other non-deductible allowances and accruals	258	187
Other	12	12
Subtotal	592	881
Deferred tax liabilities
Fixed and intangible assets	(912)	(1,095)
Dismissal accrual for tax purposes	(13)	(14)
Other liabilities	(1)	(4)
Subtotal	(926)	(1,113)
Total deferred tax liabilities, net	(334)	(232)
________________
(1)	Net of 313 million of tax loss carryforwards that offset the tax charge related to the taxable income estimated for the fiscal year ended December 31, 2006.

The following is the reconciliation of the income tax amount resulting from the application of the related tax rate on net income before tax from continuing operations and the amount charged to the statement of operations for the fiscal years ended December 31, 2006, 2005 and 2004:

	December 31, 2006	December 31, 2005	December 31, 2004
Net income/(loss) from continuing
operations before tax at statutory income tax rate of 35%	116	101	(2)
Permanent differences:
Net non-taxable results	(4)	(3)	4
Reversal of allowance for deferred tax assets	-	(474)	(2)
Others	-	1	-
Total	112	(375)	-

Additionally, the Company calculates minimum presumed income tax by applying the effective tax rate of 1% on certain production assets valued according to the tax regulations in effect as of the end of the fiscal year. This tax is supplementary to income tax. The Company’s tax liabilities for each fiscal year will be the higher of these two taxes. However, if the minimum presumed income tax exceeds income tax during one fiscal year, such excess may be computed as prepayment of any income tax excess over the minimum presumed income tax that may arise in the next ten fiscal years.

The Company has determined a minimum presumed income tax charge for the fiscal year ended December 31, 2006 in an amount of 32 million (nominal value) that was included in the caption “Other non current receivables” as the Company’s Management has estimated that such tax would be recoverable based on its tax projections and the terms for recovery established by the law (10 years). As of December 31, 2006, the Company maintains 177 million as minimum presumed income tax capitalized and measured at discounted value on the basis of the Company’s tax projections. These balances (nominal value) might be computed as a prepayment in accordance with the description provided in the previous paragraph and based on the following detail:

Maturity year	Amounts in million of pesos(1)
2012	47
2013	40
2014	35
2015	36
2016	32
190
(1) Figures stated at their face value

k) Shareholders' equity accounts:

Shareholders' equity accounts have been restated as described in note 2.1. except for “Capital stock - Nominal value - Outstanding shares”, which is stated at its original amount. The adjustment required to restate this account in constant Argentine pesos (see note 2.1.) is included in the “Comprehensive adjustment to capital stock”.

l) Revenue recognition:

-  Revenues and expenses are charged to income on an accrual basis. The Company recognizes income from fixed telephony services (local and long-distance and access to the network, among others) based on the use of the network. Charges from the installation of new telephone lines are recorded as income in the term related to the estimated mean life of the relation with the customer and the costs associated to these charges are recorded as expense in the term related to the estimated useful life of the related fixed assets.

-  The Company recognizes income from sales of equipment when they are delivered and accepted by its customers. For contracts where the Company provides customers with an indefeasible right to use network capacity, the Company recognizes revenue ratably over the term of stated life of the agreement. In addition, the effects of the adjustment of prices agreed upon with customers in relation to services rendered are recognized when all necessary conditions are met to consider them as revenues.

-  As of December 31, 2006 and 2005, the Company had agreements with the following resellers or distributors:

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

ii)
Resellers of prepaid cards: The Company sells prepaid cards to resellers. The Company charges the resellers the face value of the prepaid card less a wholesale discount of face value depending on the volume and product. Additionally the reseller has no right of return. The Company recognizes revenue from prepaid cards based on the usage of the network.

iii)
Third parties operating public phones: The operator of the public phone charges its customers for each call based on usage units. The price per unit is set by the Company and the operator receives an average variable compensation. The Company also charges the operator installation fees and monthly basic charges for its lines in service.

iv)	Foreign (non-Argentine) telecommunications carriers and administrations (“foreign carriers”) for calls carried by the Company covering virtually all international long-

distance calls into or out of Argentina. The agreements govern the payments to foreign carriers for the use of such carriers’ facilities in connecting international calls billed in Argentina and the payments by the foreign carriers for the use of facilities of Argentine carriers in connecting international calls billed abroad. The rates of payment under such agreements are negotiated with each foreign carrier. The practice among carriers is for payments due for the use of overseas networks to be recorded, collected and forwarded by the carriers in the country from which the call is initiated. Settlements among carriers are usually made on a net basis.

-  Recognition of Telinver S.A. sale: the Company assessed income as of December 31, 2005 related to the sale of its interest in Telinver S.A. of approximately 109 million, considering the value of its interest in Telinver S.A. as of October 31, 2005, other costs related to the transaction, as well as the guarantee granted to Telefónica Publicidad e Información S.A. (“TPI”) and to Telefónica Publicidad e Información Internacional S.A. (“TPII”), which make up the TPI group (“TPI Group”) and Telinver S.A. (see note 16.). In relation to this guarantee, the Company has deferred booking the income from the sale in the amount of 35 million as of December 31, 2006 (see note 3.1.k) until the uncertainty related thereto is resolved, so that it will be probable that the Company receives the economic benefits associated to the disposal for that amount (see note 16.).

The result from the disposition of the equity interest in Telinver S.A. net of its tax effect, and the result of the investment in such company as of the date of the disposition are disclosed in the Statement of operations under caption “Income/(loss) from discontinued operations”.

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

-  As of December 31, 2006, 2005 and 2004 charges for the consumption and amortization of non-monetary assets (materials, inventories, fixed assets and intangible assets) have been stated based on the inflation adjusted amounts of such assets (see note 2.1.).

-  Financial income/(expense) and holding gains/(losses) include: a) financial income and expenses, b) exchange differences generated by assets and liabilities in foreign currency, and c) holding gains and losses from government securities and financial instruments.

m) Net earnings/losses per share and per ADS:

The Company calculated the net earnings/loss per share and per ADS under Argentine GAAP on the basis of the weighted average of the common outstanding shares (net of the common treasury shares) of 14,131,046,354 as of December 31, 2006, and 17,460,500,740 as of December 31, 2005 and 2004, considering the redemption of outstanding shares carried out as a result of the voluntary capital stock reduction and computing retroactively the effect of the change in the face value of the shares (see note 6.), according to TR No. 18. and taking into account that one ADS is equals to forty shares after the capital stock reduction and face value change, and ten shares before such transactions took place in fiscal year 2006. As of December 31, 2006, 2005 and 2004, the Company has calculated net earnings per share and per ADS related to continuing and discontinued operations.

2.4.	Public Emergency Law – rules and regulations currently in force

Starting in early December 2001, the federal authorities implemented several monetary and foreign exchange control measures, announcing that the country would default on the payment of services of its sovereign debt, and enacting Law No. 25,561 of Public Emergency and Foreign Exchange System Reform that implied a profound change in the economic model in force as of that time and amended Convertibility Law, in force since March 1991 (mainly due to the devaluation of the peso and the conversion to pesos of the obligations to deliver sums of money, both related and not related to the financial system).

Other regulations were issued subsequently, amending some of the abovementioned regulations. The main aspects of such other regulations as of the approval of these financial statements are:

a) Public Emergency and Foreign Exchange System Reform Law provided for the conversion into pesos of public utility rates that had been agreed upon in U.S. dollars at the AR$ 1 = US$ 1 rate and it authorized the Federal Executive to renegotiate the agreement (see note 9.1.);

On February 15, 2006, the Company and the Argentine Government, through the UNIREN, executed the Memorandum of Understanding 2006. After the procedures provided for in current regulations are met, this instrument will be the necessary background to execute the Protocol of Renegotiation of the Transfer Contract approved by Decree No. 2,332/90 (“Protocol of Renegotiation”), as provided for Law No. 25,561, section 9.

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
6)
Adjustment of value in International Incoming Calls in the local area through the application of a correction factor, so that the value mentioned in Section 37, Exhibit II, Decree No. 764/00 undergoes a three-fold increase.

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

The Memorandum of Understanding 2006 was submitted to a Public Hearing in order to promote the involvement of users and the community at large so that its terms and conditions will be based on a consensus to move forward with the execution of the Protocol of Renegotiation. The public hearing was celebrated on April 28, 2006 in the city of Mar del Plata, Argentina. Additionally, the Memorandum of Understanding 2006 shall be subject to any further approvals required by currently applicable rules and regulations.

b) an extension of the National Public Emergency situation until December 31, 2007; and

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

2.5.	Consolidated financial statements – Discontinued operations

Until September 30, 2005, the Company filed consolidated financial statements with its subsidiary Telinver S.A. As from December 31, 2005, and as a consequence of the disposition of the Company's equity interest in Telinver S.A. described in note 16., the Company no longer files consolidated financial statements. As a result of the above-mentioned sale, the balances and results related to the equity interest in Telinver S.A. and its disposal are disclosed as of each fiscal year-end under the “Net liabilities from discontinued operations” and “Income/(loss) from discontinued operations” accounts, respectively (see note 16.).

2.6.	Concentration of operations and credit risk

In the Company’s Management opinion, Telefónica does not have a significant credit risk concentration. The Company analyzes potentially doubtful accounts and records the related allowance. The maximum credit risk involved does not differ significantly from the accounts receivables amount reflected in the balance sheet as of each year-end.

2.7.	Financial instruments with off-balance sheet risk

Hedging Policy

An essential element of the exchange rate management policy is to minimize the negative financial results due to variations in the exchange rates, while still being able to maintain open currency positions (under strict risk supervision). The primary objectives of the policy are: (i) to secure the payments in foreign currency, hedging firstly short-term payments and then hedging the long-term ones, including through derivative instruments; (ii) to cover the Company's debts in foreign currency as disclosed in the balance sheet as they become due and (iii) to modify the composition of the Company's financial debts, or to refinance it by issuing Peso-denominated debt or entering into agreements to peso denominated debts.

The main aspects of the Company's hedging policy are the following:

i.	Existence of a clearly identified risk and the risk management objectives and strategies.

Since Convertibility Law pegged the peso to the U.S. dollar at value of AR$1 per US$1, exchange rates risks were mainly related to changes in the value of the peso/U.S. dollar in comparison with currencies other than the Argentine peso and the U.S. dollar. In January 2002, the Argentine government devalued the Argentine peso and currently the peso/U.S. dollar exchange rate is determined by a free market with certain controls.

Until 2002, the Company did not hedge its U.S. dollar-denominated debt obligations because under Convertibility Law the peso/U.S. dollar exchange rate was essentially fixed at parity and the Company had revenues stream linked to the U.S. dollar because rates were denominated in U.S. dollars and converted into pesos at the end of each month. However, in some cases, the Company hedged U.S. dollars against Japanese yens and euros (see point iii.a)). Before the Convertibility Law, according to the Transfer Contract, the rates were to be restated for inflation in Argentina and in certain extraordinary circumstances, by a specific formula which considered both the effect of the inflation and the variation in exchange rates. Since the end of Convertibility Law almost all of the Company's revenues are stated in pesos but almost all of the Company's debt was denominated in foreign currency, so the Company had a mismatch between revenues and its financial debt in foreign currency.

As a consequence of the abovementioned mismatch the Company established a policy of partially hedging the Company’s exposure to exchange rate risk derived from the fluctuation between the value of the peso against foreign currencies and certain debt obligations denominated in foreign currencies. Moreover, the Company’s policy does not include the holding of derivative instruments to hedge the exposure to interest rate risk.

The Company has no financial instruments for trading purposes.

ii.	Matching the main features (notional, maturity date, and interest payment dates) of the underlying and the derivative instruments.

The Company tries to obtain this balance especially for the foreign currency debt and derivatives hedging payments in foreign currency. Even when a perfect hedge of the flows is sought, the lack of depth of Argentine derivatives markets has led historically to imbalances between the characteristics of the hedges and the underlying debts, which however have not been significant with respect to the purpose of the hedge. The Company intends to reduce those imbalances as mentioned below, as long as this does not involve disproportionate transaction costs.

The Company documents at the inception of the transaction the relationship between hedging instruments and hedged items; this process includes linking all the derivatives designated as hedges to specific assets and liabilities or to specific firm commitments in foreign currency.
iii.	Ability to revaluate derivative instruments at market prices.

The Company uses internal valuations for the derivatives instruments which are verified with independent parties valuations (e.g. bank valuations).

As part of its hedging policy, the Company has entered into the following financial instruments:

a)	Swaps:

In September 1999, the Company entered into a foreign currency swap agreements with Citibank N.A. to hedge the risk of fluctuations in the yen-U.S. dollar exchange rate, in connection with the loan whose nominal amount as of December 31, 2006 was 4.667 billion yen granted by The Export Import Bank of Japan (currently the Japan Bank for International Cooperation) and maturing in February 2011, which accrues interest at a rate of 2.3% per annum. Such swap agreement provides a fixed exchange rate of 104.25 yen per U.S. dollar. The interest rate to be paid to Citibank N.A. during the validity of the loan for the U.S. dollars received is 7.98% per annum. As of December 31, 2006, the related liability, taking into account the effect of the abovementioned swap and the additional interest accrued, amounts to US$48 million. The contract establishes, among other provisions for this type of transaction, certain events of default under which the creditor may accelerate payment terms. Events of default include failure to pay financial debts for amounts in excess of 2% of the Company's shareholders' equity.

Additionally, during December 1999, the Company entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the euro-U.S. dollar exchange, in connection with a portion of the net position of assets and liabilities in euros, including the balance of the loan granted by Istituto Centrale per il Credito a Medio Termine (“Mediocredito Centrale”) which matures in May 2017, and accrues interest at a rate of 1.75% per annum. Such swap agreement has an 8-year term until November 2007 and provides a fixed exchange rate of euro 0.998 per U.S. dollar. The interest rate paid to Citibank N.A. during the validity of the loan for the U.S. dollars to be received is 2.61% per annum.

As of December 31, 2006 and 2005, the hedge relationships of these swaps were deemed to be ineffective (see note 2.3.i).

b)	Foreign currency forward agreements:

The Company has utilized foreign currency forward agreements, in order to hedge against the risks associated with exposure to the Peso/U.S. dollar exchange rate. In April 2006, the Company entered into foreign currency forward agreements by which currency positions have been offset upon maturity, which operated in June 2006, for a total .of US$ 55 million. The exchange rate agreed upon for these transactions ranged from AR$ 3.05 and AR$ 3.09 per U.S. dollar. These agreements were used to cover short-term U.S. dollars denominated commitments related to the principal of the Company's negotiable obligations. As of December 31, 2006 there are no foreign currency forward agreements currently in force.

c)	Options:

Call Spreads: in September 2004 the Company entered into an agreement with Telefónica Internacional S.A. (“TISA”) for two new strategies of exchange rate options, known as “Call Spread”, with maturities in January and February 2005. These Call Spreads consisted of an acquisition of a call option and a sale of a call option with different strike prices for a specific amount of currency.

Options could be exercised only upon maturity thereof. Upon each maturity date, January and February 2005, the options were not exercised because the exchange rate

F-24

prevailing at those dates was outside the strike band of the options. The cost of the premium paid has been charged to the Company’s statement of operations. As of December 31, 2006 there are no pending option transactions.

3.	DETAIL OF THE MAIN BALANCE SHEET AND STATEMENTS OF OPERATIONS ACCOUNTS

3.1.	Breakdown of the main accounts

Below is a breakdown of the main accounts (foreign currency balances are presented in note 21.g):

a)	Cash:

	Current
	December 31, 2006	December 31, 2005
On hand	-	1
In banks	23	21
Total	23	22

b)	Trade receivables:

	Current		Noncurrent
	December 31, 2006	December 31, 2005	December 31, 2006	December 31, 2005
Without maturity	34	35	-	-
Past due(2)(3)	381	338	4	5
Current	190	159	-	-
Subtotal(1)	605	532	4	5
Allowance for doubtful accounts (note 21.e)	(155)	(137)	(3)	(4)
Total	450	395	1	1
_______________
(1)	In 2006 and 2005, it includes 34 million and 35 million, respectively, from related companies (see note 14.4.).
(2)	In 2006 and 2005, net of 1 million and 8 million, respectively, fully reserved.
(3)	Based on estimated probable collection terms, 4 million and 5 million of past due receivables are disclosed as noncurrent as of December 31, 2006 and 2005, respectively.

c)	Other receivables:

	Current		Noncurrent
	December 31, 2006	December 31, 2005	December 31, 2006	December 31, 2005
Receivables from related companies(1)	22	27	-	226
Guarantee deposits	3	3	2	2
Legal deposits	6	5	-	-
Prepayments to vendors	14	2	-	-
Prepaid services(2)	-	6	-	-
Prepaid expenses	1	7	-	-
Minimum presumed income tax	-	-	177	149
Prepaid insurance	2	1	-	-
Financial Instruments(3)	1	1	-	1
Other(4)	17	12	5	2
Total	66	64	184	380

_____________
(1)	See note 14.4.
(2)	See note 8.1.
(3)	See note 2.7.
(4)	In 2006 and 2005, net of 9 million, respectively, fully reserved.

d)	Inventories:

	Current
	December 31, 2006	December 31, 2005
Telephone equipment and other materials	5	5
Allowance for impairment in value and slow turnover (note 21.e)	(2)	(2)
Total	3	3

e)	Other assets:
	Current
	December 31, 2006	December 31, 2005
Real property intended for sale	7	3
Total	7	3

f)	Trade payables:
	Current		Noncurrent
	December 31, 2006	December 31, 2005	December 31, 2006	December 31, 2005
Vendors, contractors and carriers(1)	457	355	1	2
Management fee(2)	94	80	-	-
Collections on account and behalf of cellular and audiotext companies	65	59	-	-
Services collected in advance(3)	5	5	60	62
Deferred income	19	9	50	33
Total	640	508	111	97
______________
(1)	In 2006 and 2005, it includes 31 million and 35 million, respectively, corresponding to related companies (see note 14.4.).
(2)	See note 14.4.
(3)
Includes deferred revenues related to the sale of indefeasible rights to use network capacity, recognized by the straight-line method during the term of the agreement. In 2006 and 2005 includes 5 million, as current amount, and 56 million and 57 million, respectively, as noncurrent, corresponding to related companies (see note 14.4.).

g)	Bank and financial payables:

	Current		Noncurrent
	December 31, 2006	December 31, 2005	December 31, 2006	December 31, 2005
Negotiable obligations(1)	674	434	1,451	2,059
Imports financing	4	6	4	7
Long-term financing	8	7	53	55
Foreign bank loans	28	29	94	120
Credit balances with banks	79	5	-	-

	Current		Noncurrent
	December 31, 2006	December 31, 2005	December 31, 2006	December 31, 2005
Related company - TISA(2)	-	38	-	-
Total	793	519	1,602	2,241
_____________
(1)        See note 11.
(2)        See note 14.4.

h)	Payroll and social security taxes payable:
	Current		Noncurrent
	December 31, 2006	December 31, 2005	December 31, 2006	December 31, 2005
Vacation and bonus accrual	67	56	-	-
Social security taxes payable	22	17	-	-
Pre-retirement agreements and other(1)	13	14	15	11
Incentive plan for executives(2)	3	-	-	2
Social security plan for executives(2)	23	-	-	-
Other	2	2	-	-
Total	130	89	15	13
________________
(1)
Includes 9 million related to benefits granted to employees included in such agreements, which are to be allocated by them to social security tax payments for the period between the date of the agreement and December 31, 2006, and are to be paid by the Company until the worker qualifies to obtain legal pension benefits.

(2)	See note 18.

i)	Taxes payable:

	Current		Noncurrent
	December 31, 2006	December 31, 2005	December 31, 2006	December 31, 2005
Tax on minimum presumed income	7	11	-	-
Turnover tax accrual	8	14	-	-
Value-added tax	22	21	-	-
Health and safety assessments	27	25	-	-
Deferred tax liability, net(1)	-	-	334	232
Other	98	55	-	-
Total	162	126	334	232

___________
(1)         See note 2.3.j).

j)	Other payables:

	Current		Noncurrent
	December 31, 2006	December 31, 2005	December 31, 2006	December 31, 2005
Payables to related companies(1)	13	11	-	-
Financial instruments(2)	11	12	14	17
Capital stock reduction(1)	10	-	-	-
International Telecommunication Union (“U.I.T”)(3)	21	21	-	-
Other	20	12	14	19
Total	75	56	28	36
_________________
(1)	See note 14.4.
(2)	Related to foreign currency swap agreements (see note 2.7.).
(3)	See note 10.b).

k)	Net liabilities from discontinued operations:
	December 31, 2006	December 31, 2005
Deferred income – Sale of Telinver S.A.(1)	35	49
Deferred tax assets	(16)	(18)
Total	19	31
_____________
(1)        See note 16.

l)	Cost of services provided:

	Loss
	December 31, 2006	December 31, 2005	December 31, 2004
Operating expenses (note 21.h)	(2,041)	(1,867)	(1,888)
Cost of good sold (note 21.f)	(13)	(16)	(14)
Total	(2,054)	(1,883)	(1,902)

m)	Other expenses, net:

	Income/(loss)
	December 31, 2006	December 31, 2005	December 31, 2004
Employee terminations (note 21.h)	(35)	(13)	(37)
Contingencies (note 21.e)	(77)	(56)	(99)
Net book value of fixed assets retired	(3)	-	-
Miscellaneous, net	(4)	5	6
Total (note 21.h)	(119)	(64)	(130)

n)	Other financial income/(expense) and holding (losses) on liabilities:

	Loss
	December 31, 2006	December 31, 2005	December 31, 2004
Debt refinancing costs amortization	(6)	(8)	(9)
Tax on bank account transactions	(9)	(11)	(12)
Total	(15)	(19)	(21)

3.2.	Aging of current investments, receivables and payables as of December 31, 2006

	Assets			Liabilities(b)
	Current investments	Trade receivables (a)	Other receivables (d)	Trade payables	Bank and financial payables	Payroll and social security taxes payable	Taxes payable	Other payables
Past Due:
Up to three months	-	246	-	58	-	-	-	-

	Assets				Liabilities(b)
	Current investments	Trade receivables (a)		Other receivables (d)	Trade payables	Bank and financial payables	Payroll and social security taxes payable	Taxes payable	Other payables
From three to six months	-	26		-	-	-	-	-	-
From six to nine months	-	18		-	-	-	-	-	-
From nine to twelve months	-	13		-	-	-	-	-	-
From one to two years	-	20		-	1	-	-	-	-
From two to three years	-	4		-	2	-	-	-	-
Over three years	-	58		-	8	-	-	-	-
Without maturity	238	34		40	30	79	-	422	48(c )
Current:
Up to three months	33	179		20	515	83	100	52	13
From three to six months	-	7		2	14	30	8	7	-
From six to nine months	-	4		2	6	15	11	-	5
From nine to twelve months	-	-		2	6	586	11	15	9
From one to two years	-	-		3	12	424	7	-	15
From two to three years	-	-		2	12	35	3	-	6
From three to four years	-	-		-	11	687	2	-	4
From four to five years	-	-		-	11	435	1	-	-
Over five years	-	-		2	65	21	2	-	-
Subtotal:	271	609		73	751	2,395	145	496	100
Allowance for doubtful accounts	-	(158)		-	-	-	-	-	-
Benefits under the Collective Bargaining Agreements	-	-		-	-	-	-	-	3
Total	271	451		73	751	2,395	145	496	103
Balances
Percentage accruing interest at fixed rate	29%	-		5%	-	92%	-	-	24%
Percentage accruing interest at variable rate	-	54%(a	)	3%	-	2%	-	-	-
Percentage accruing income at variable rate	69%	-		-	-	-	-	-	-
Interest
Annual average interest rate in foreign currency	7%	-		4%	-	9%	-	-	6%
Annual average interest rate in local currency	2%	28%(a	)	10%	-	9%	-	-	-
_________________
(a)	Such percentage is related to the portion of receivables over which surcharges are applicable for being in arrears. The rate indicated is that related to bills with such surcharges.
(b)	Net liabilities from discontinued operations are not included.
(c)	Includes 10 million related to capital stock reduction described in note 6.
(d)	Does not include 177 million related to tax on minimum presumed income.

4.	REGISTRABLE ASSETS

On October 27, 1994, “ENTel en liquidación” issued Resolution No. 96/94 whereby it undertakes to perform all the necessary acts to accomplish the transfer of title of registrable assets for such time as may be necessary, notifying Telefónica 60 days before the date that may be defined as the expiration of ENTel´s commitment. This resolution recognized that the licensee companies will be entitled to claim the indemnity stipulated in the Transfer Contract for the real property whose title had not been conveyed to them by the time of the expiration of the abovementioned period. As of December 31, 2006, these assets have a net book value of about 563 million and approximately 491 million (both amounts restated as described in note 2.1.) of them was registered in the Company’s name. In the Company’s Management opinion, the registration of title of a major portion of the most significant assets contributed by ENTel will be successfully completed. Accordingly, in Company Management's opinion the final outcome of this matter will not have a significant impact on the Company's results of operations and/or its financial position.

5.	AFFILIATES

E-Commerce Latina S.A.

As of December 31, 2006, The Company held together with Alto Palermo S.A. a 50% interest in E-Commerce Latina S.A. for the development of an e-commerce shopping center.

Additionally, the parties had undertook to make a voluntary capital contribution for the development of new business lines for a maximum of 12 million, 75% of which is to be contributed by the Company.

On October 24, 2006, the Company and Alto Palermo S.A. entered into a Share Purchase and Sale Agreement whereby the Company transferred 808,354 shares of E-Commerce Latina S.A.´s capital stock and 11 shares of Altocity.com S.A.´s capital stock to Alto Palermo S.A. The value of the transaction amounted to 85,876. The agreement established that the transfer of the shares and payment of the respective price was subject to compliance by the parties, the Company and Alto Palermo S.A. with the obligation, among others, to obtain a consultive opinion and authorization, if applicable, from the Federal Anti-Trust Board (“FATB”). On January 17, 2007, the Company transferred its ownership interest in E-Commerce Latina S.A. as the parties had complied with the duties stipulated in the sale agreement, which included obtaining the opinion of the FATB that excluded this transaction from the requirement of previous control by such agency.

6.	CAPITAL STOCK

Over the last fiscal years, the Company's capital stock has been as follows (amounts stated in Argentine Pesos):

Classes of shares	Capital stock as of December 31, 2003; 2004; 2005(1)	Capital stock as of December 31, 2006(1)
Class A	1,091,847,170.0	436,738,868.0
Class B	654,205,259.0	261,681,161.6
Total(2)	1,746,052,429.0	698,420,029.6
_________________
(1)	Subscribed and paid in, outstanding and authorized for public offering.
(2)	All shares have equal voting rights.

Additionally, the Company holds 174,605,007 ADS, which represent individually forty shares after the capital stock reduction and face value change, and ten shares before such transactions took place in fiscal year 2006.

Appropriation of Accumulated deficit

The General Ordinary and Special Shareholders’ Meeting held on April 21, 2006 approved the appropriation of the total 2,968 million loss recorded under Accumulated deficit as of December 31, 2005, to the whole balance of Reserve for future dividends: 1,626 million, the whole balance of Legal Reserve: 416 million and a part of the balance of Comprehensive adjustment to capital stock for 926 million in accordance with the provisions of the CNV.

In accordance with the provisions of Companies Law No. 19,550, the Company’s by-laws and CNV´s regulations, the Company will appropriate at least 5% of the net income for the year (considering the effect of previous years’ adjustments), to the Legal Reserve, after absorbing accumulated losses, if any, until such reserve equals 20% of the adjusted capital stock.

Given that the total balance of the Legal Reserve account was appropriated to Accumulated losses account as of December 31, 2005, the Company will restore such reserve through no less than 5% of the income for the year up to 20% of the Company’s capital stock plus the balance recorded under the Comprehensive Adjustment to Capital Stock account.

In accordance with Law No. 25,063, any dividends in cash or in kind, distributed in excess of the accumulated taxable income as of the end of the year immediately preceding the date of payment or distribution shall be subject to a 35% income tax withholding as a single and final payment.

Cancellation of treasury shares

On September 7, 2006, the Company’s General Special Shareholders’ Meeting approved the cancellation of 2,355 treasury shares, which were acquired as a result of the exchange of shares that took place in the corporate restructuring process carried out in 2001 and represented the fractions of shares that were held by minority shareholders.

On September 22, 2006, the Buenos Aires Stock Exchange (“BCBA”) authorized the cancellation of 2,355 treasury shares and filed the proceedings with the CNV for final approval, which has been obtained on November 30, 2006.

As of the date of issuance of these financial statements, such cancellation has been registered with the Public Registry of Commerce (“PRC”).

Capital Stock Reduction

In addition, the abovementioned General Special Shareholders’ Meeting approved a voluntary capital stock reduction for AR$ 1,047,630,044.4, from AR$ 1,746,050,074 to AR$ 698,420,029.6 proposed by the Board of Directors at the meeting held on August 8, 2006.

The Company filed applications with the CNV and the BCBA to adjust its public offering and listing authorizations, respectively, to the abovementioned capital stock reduction.

On September 22, 2006, the BCBA authorized the capital stock reduction and filed the proceedings with the CNV for final approval, which was obtained on November 30, 2006.

In order to implement the voluntary capital stock reduction, on December 22, 2006, the Company simultaneously reimbursed to the shareholders AR$ 0.60 in cash and delivered four new shares of AR$ 0.10 face value each for each share of AR$ 1 face value held by each shareholder before the capital stock reduction. Consequently, the shares of AR$ 1 face value were settled. As of December 31, 2006, only 10 million are pending payment due to the capital stock reduction (see notes 3.1.j) and 14.4.).

As of the date of issuance of these financial statements, the capital stock reduction was registered with the PRC.

7.	LIST OF CONDITIONS AND THE TRANSFER CONTRACT. EXCLUSIVITY AND MAINTENANCE OF THE LICENSE

The List of Conditions (“the List”) and the Transfer Contract established certain obligations of which the following are still in effect:

a)	The assets contributed to Telefónica used in providing telecommunications services may not be sold, assigned, transferred or encumbered in any way.

b)
Certain shareholders of Telefónica's parent company are required to retain a specified interest in that company’s common capital stock. In addition, Compañía Internacional de Telecomunicaciones S.A. (“COINTEL”), is obliged to hold Series A shares representing 51% of Telefónica's total capital stock.

c)	All or a substantial part of the provision of the telephone service is to be maintained, and Telefónica's main business and principal place of business in Argentina may not be changed.

d)
In addition, Telefónica is to meet certain objectives related to the services provided. The most important of these objectives are efficiency and service quality. In addition, suppliers of data and added-value services are to be given equal access to telephone lines.

In case of serious noncompliance with the provisions in a) through d), Telefónica's license could be revoked once the procedures set forth in the List have been completed. Telefónica's license, however, would not be revoked, should Telefónica have obtained prior Regulatory Authority approval for any of the situations described above in a) and b).

In addition, Presidential Decree No. 264/98 set forth both optional and mandatory operating conditions with respect to the provision of basic telephone services. Such mandatory conditions include mainly permitting other providers to interconnect to the company’s network (including voice and data transmission service) and the installation of a minimum number of new lines.

Although the effectiveness of Presidential Decree No. 264/98 was subject to the conclusion of certain legal proceedings, the Company believes that is unlikely that the outcome of those proceedings would significantly slow the trend towards increasing competition.

In connection with the Company’s contractual obligations under the Memorandum of Understanding 2006, the National Communications Commission (“CNC”) and the Executive Secretary’s Office of the UNIREN have stated that, in compliance with current regulations, they have performed an analysis of the status and degree of compliance by the Company with its obligations under the Transfer Contract and the regulatory framework, and concluded that until the signature of the above mentioned memorandum of understanding the Company has so far acceptably met those obligations, with only minor noncompliance events resulting in penalties. Remaining issues related to the Company’s operations are pending resolution and were expected to be concluded prior to June 30, 2006. Despite the scheduled date, the matters referred are still pending.

In the Memorandum of Understanding 2006, it was agreed that as of December 31, 2010, the Company should achieve the goals established as long-term goals in Presidential Decree No. 62/90 and in the General Rules on Basic Telephone Service Quality. In addition, goals are established as of 2005 that will be effective through the date mentioned above.

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

Company’s Management believes that the Company has met all effective obligations.

8.	COMMITMENTS

8.1.	IBM

On March 27, 2000, the Company’s Board of Directors approved the outsourcing through IBM of the operation and maintenance of the infrastructure of some of the Company’s information systems. Telefónica Móviles Argentina S.A. (“TMA S.A.”) (formerly known as Telefónica Comunicaciones Personales S.A.), Telinver S.A. and Telefónica Data Argentina S.A. (“TDA S.A.”) executed a contract with IBM whereby the Company outsourced the operation and maintenance of the information technology infrastructure to IBM for a six and a half years term, and the transfer to IBM of the assets used to render the services outsourced under the contract at a stated price.

1. Service Price: over the term of the contract, the Company committed to pay IBM a monthly charge as consideration for the base line services to be rendered under the contract, and other charges for the use of additional resources. The payment terms include decreasing monthly installments.

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

The following is a summary of the primary contractual cash flows related to the Company’s agreement with IBM, as it was originally stipulated in 2000:

(in millions of U.S. dollars from 2000 to 2006)
Assets acquired by IBM	23
Baseline monthly installments (service fee total payments)	(213)
Repurchase of assets	(14)
Refund (only if contract is renewed)	3

As a result of the devaluation of the peso, the Company had renegotiated the payments for base line and additional resources originally denominated in U.S. dollars. On the basis of supplementary contracts, the Company undertook, among other obligations, to pay IBM for the services rendered pursuant to the contract from January 2004 to December 2006 the amount of 44.8 million and US$ 35.8 million in monthly installments. In addition, the referred contracts contemplated the possibility of renegotiating the amount in pesos semiannually upon request by the parties.

As part of the renegotiation described below, on September 29, 2006, the Company and IBM signed two contracts whereby the services provided by IBM under the 2000 contract were split up. One of the contracts includes the outsourcing of the services related to Mainframe and Midrange equipment through 2011 (“2011 Contract”) and the other one establishes an extension of the original contract through December 31, 2007, including all services provided by IBM under the original contract, except for those included in the 2011 Contract (“2007 Extension”). In addition, IBM and the Company signed a memorandum whereby they agreed a fixed price for the transfer of the assets under the original contract amended by the 2007 Extension, after the enactment of Law No. 25,561.

The main characteristics of the contracts are as follows:

i. 2011 Contract:

Service Price: the Company committed to pay IBM a monthly charge throughout the term of the contract in consideration for the base line services to be rendered under the contract, and other charges for the use of additional resources. The payment terms include decreasing monthly installments for approximately US$ 50 million throughout the five-year contract term. The Mainframe includes the technological renovation of the equipment used to provide the services.

ii. 2007 Extension:

The Company and IBM agreed to extend the provision of all the other services rendered under the original 2000 Contract, not included in the 2011 Contract, until December 31, 2007, for a total amount of approximately 25 million.

Transfer of Equipment: under the two contracts and the memorandum mentioned above, IBM shall transfer to the Company, at a fixed price of US$ 15 million, the assets that as of the date of contract expiration are designated to provide the related services.

8.2.	Other

Telefónica signed contracts for lease of satellites, real property and operation and maintenance of submarine cables, which include approximately 35 million of minimum future payments as of December 31, 2006.

9.	RATES

9.1.	Rate regulations

Presidential Decree No. 764/00, issued to deregulate telecommunications services, sets forth that providers may freely establish the tariffs and/or the prices of the services supplied to objective categories of customers, which must be applied non-discriminatorily. However, if there were no effective competition, as it is the case with the services that generate a substantial part of the

Company’s income, historical providers shall respect the maximum tariffs laid down in the General Tariff Structure. Below the values established in such Tariff Structure, these providers may establish their tariffs freely. To determine the existence of effective competition, the historical providers shall demonstrate that another or other providers of the same service have obtained 20% of the total revenue for such service in the local area of the Basic Telephony Service involved. Additionally, in the case of domestic and international long-distance services, effective competition shall be deemed to exist when customers in the area are able to choose through out the dialing selection method among more than two service providers offering more than one destination.

In 2000, the Company filed a request to the effect that effective competition be officially acknowledged in the Buenos Aires Multiple Area (“AMBA”). Pursuant to Resolution S.C. No. 304/03, the S.C. established that the Company should readjust the presentations submitted, supplying additional information. The Company has complied with this request and no resolution has yet been made in the case.

For the areas and services for which effective competition has not been declared to exist, tariff agreements established that the maximum tariff per pulse should be stated in U.S. dollars in addition to a right for the Company to choose whether to adjust such tariff from April 1 to October 1 of each year based on the variation in the Consumer Price Index of the United States of America. However, the Public Emergency and Foreign Exchange System Reform Law No. 25,561, dated January 6, 2002, provided that in the agreements executed by the Federal Administration under public law regulations, including public works and utilities, indexation clauses based on foreign countries’ price indexes and any other indexation mechanisms are annulled. Law No. 25,561 also established that the prices and tariffs resulting from such clauses are denominated in pesos at the AR$ 1 to US$ 1 exchange rate. Furthermore, this law authorized the PEN to renegotiate the above contracts taking into account the following criteria in relation to public utilities: (a) the impact of tariffs on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the systems comprised; and (e) the profitability of the companies.

The PEN, by means of Decree No. 293/02, entrusted the Ministry of Economy with the renegotiation of such agreements, including agreements that govern the provision of basic (fixed) telephony services. Presidential Decree No. 311/03 created a UNIREN, which shall be headed by the Ministers of Economy and Production, National Planning, Public Investment and Services. The UNIREN is in charge of pursuing the renegotiation process.

Presidential Decree No. 120/03 authorized the Argentine Government to provide for interim tariff reviews or adjustments as may be deemed necessary or convenient for the purpose of ensuring the continued availability, safety and quality of services provided to users under these contracts until the conclusion of the renegotiation process.

Pursuant to several laws that established annual extensions, the term to carry out the renegotiation has been extended until December 31, 2007. The PEN shall be responsible for submitting the renegotiation proposals to the Argentine Congress, which has to communicate its decision within a period of 60 running days counted from the date of reception of the proposal. In the event such period expires without the Argentine Congress having reached a solution, the proposal is deemed accepted. If the proposal is rejected, the PEN shall resume the process to renegotiate the applicable agreement. Law No. 25,790 establishes that the decisions adopted by the PEN in this renegotiation process shall not be limited to, or subject to, the stipulations contained in the abovementioned regulatory frameworks currently governing the concession or license agreements for the respective public utilities. Renegotiation agreements may cover partial aspects of concession or license agreements, contain formulas to adjust such agreements or temporarily amend them and include the possibility of agreeing upon periodical reviews, as well as the establishment of conditions that must be met by the quality parameters applied to services. If there were temporary amendments, they should be taken into consideration in the terms of the final agreements reached with concessionaires or licensees. The legal provisions do not authorize public utilities contractors or concessionaires to suspend or alter compliance with their duties.

In accordance with Resolution No. 72/03, in February 2003, the Ministry of Economy approved a methodology to calculate and transfer to the Company’s customers the impact of the tax on bank account transactions imposed by Law No. 25,413 paid by the Company as from the date such resolution comes into force. Resolution No. 72/03 expressly refers to the Transfer Contract as the basis for the approval of such method. Pursuant to Resolution No. 72/03, all taxes paid prior to that date are included in the contractual renegotiation required by the Public Emergency Law.

Under the legal framework described, on May 20, 2004, the Company, Telecom Argentina S.A. (“Telecom S.A.”) and the Argentine Government signed a Memorandum of Understanding (the “Memorandum of Understanding”) pursuant to which they agreed to maintain the General Tariff Structure currently in force for the Basic Telephony Service until December 31, 2004, without waiving the Company’s rights. The parties also ratified their intent to reach a final contractual renegotiation before December 31, 2004, which finally did not happen. In addition, pursuant to the provisions of the Transfer Contract, they agreed that any new tax or charge, or any variation in those currently in force, subject to the control of Regulatory Authorities as established in sub-sections a), c) and d) under paragraph 12.15 of the List of Conditions, shall be disclosed in the bills issued to customers for services in the jurisdictions levied with the respective tax or charge.

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

Resolution No. 261 approved the Company's promotional offer to provide dial-up Internet access service as described in sub-paragraph b) at lower prices to customers in urban areas located more than thirty (30) kilometers away from the Company's current hubs for the supply of 0610 Internet access service, in order to increase the number of areas that will have access to this service and based on discounts granted on telephone rates.

Pursuant to Resolution No. 272, the S.C. accepted the Company's proposal to implement the "Virtual Telephony" service for the beneficiaries of the Head of Household Plan mentioned in sub-paragraph a), consisting in the Value Added Voice Messaging Service, with a related telephone number that allows users to receive and store messages, available in the Buenos Aires Multiple Area, La Plata, Mar del Plata, Mendoza, Bahía Blanca and Neuquén.

Pursuant to Resolution No. 73, dated March 31, 2005 and the clarifying Resolution No. 149 dated June 21, 2005, the Company and Telecom S.A. were instructed to include the beneficiaries of the Head of Household Plan who already own a telephone line in the customer category “Retirees, Pensioners and Low-Consumption Households” as long as they meet the respective requirements for such category. For that purpose, the Company is under the obligation to request the Federal Social Security Authorities (Anses) to supply it with the National Register of Beneficiaries of the head of household plan.

In the opinion of the Company's Management, the application of the issues mentioned in sub-paragraphs a), b) and c) will not have a significant impact on the Company's future income (loss).

The deep changes in the Argentine economic model experienced since early 2002 and the current legislative framework (Public Emergency Law) are to be considered extraordinary events that significantly altered the economic and financial equation and the system applicable to the industry, therefore allowing the renegotiation of the regime to adapt it to the new situation, in full compliance with the principles established in the List of Conditions and the Transfer Contract, in order to maintain a regular, continuous and efficient supply of telephony services. The Transfer Contract contemplates the possibility of automatically adjusting the tariffs in the case of extraordinary and unforeseen events thereby defined or government actions or decisions that significantly affect the Transfer Contract’s original financial equation. The Transfer Contract also establishes a compensation on behalf of the Argentine Government when there are extraordinary events, including actions and decisions of the Argentine Government such as a freezing on tariffs or price controls, as well as the procedures to be followed to collect such compensation.

The Company filed the information required by the Argentine Government and proposed to reestablish the tariff regime stipulated in the Transfer Contract, which contemplates peso-denominated tariffs whose intangibility is safeguarded by the application of the monthly Consumer Price Index in Argentina or, if there were significant differences between this index and the variation of the U.S. dollar, by the result obtained from the application of a polynomial formula that considers 40% of the monthly variation of the price of the U.S. dollar and 60% of the variation of the monthly Consumer Price Index in Argentina, which had been annulled with the enactment of the Convertibility Law and the issuance of Presidential Decree No. 2,585/91. The Company proposed different alternatives to achieve such objective, especially to handle the transition from current tariffs to those resulting from the application of the Transfer Contract.

In the Memorandum of Understanding 2006 mentioned in note 2.4.a), the parties agreed to comply with and maintain the legal conditions provided in the Transfer Contract and regulations effective to date. Thirty days after the public hearing to discuss the Memorandum of Understanding 2006, which was celebrated on April 28, 2006, both the Company and its shareholders should suspend for 210 working days all the claims, remedies, and lawsuits filed or in progress before administrative and arbitral tribunals or any court of law, in Argentina or abroad, based on or related to the events occurred or measures taken as a result of the emergency situation under Law No. 25,561 regarding the Company’s license and Transfer Contract. In this sense, the Company and its shareholders filed in the time limits established, the suspension requested mentioned in the Memorandum of Understanding 2006. On March 2, 2007 the Company and its shareholders informed that would be prepared to extend the suspension for an additional six-month period as from April 5, 2007.

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

In the opinion of Company’s Management and its legal advisors, under the general principles of administrative law applicable to the List of Conditions and the Transfer Contract, the future rates should be set at levels sufficient to cover the cost of the service in order to preserve regular, uninterrupted and efficient provision of the public telephony utility service. It is possible that, over time, such rates scheme may not maintain the rate values in U.S. dollars or in constant pesos in relation to any future increase in the general price level. If a future regulatory framework did not provide for the rates to change at a pace allowing balancing the economic and financial equation that both the List of Conditions and the Transfer Contract intended to preserve, such rate schedule could have an adverse impact on the Company’s financial position and future results. As of the date of issuance of these financial statements, the Company’s Management could not predict the possible outcome of the renegotiation pursuant to Public Emergency Law or the rates system that will apply in future or when it will be implemented.

9.2.	Price cap

Under the tariff regulation mechanism in effect known as Price Cap, to which the Company is subject, tariff discounts have been applied based on a formula made up by the U.S. Consumer Price Index and an efficiency factor. On October 4, 2001, Court Room IV of the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires, in relation to the complaint filed by Consumidores Libres Cooperativa Limitada de Provisión de Servicios Comunitarios ("Consumidores Libres") mentioned in note 10.d), awarded a precautionary measure ordering the Federal Government, the Company and Telecom S.A. "to refrain from applying the corrections set forth in Section 2 of the agreements approved by Presidential Decree No. 2,585/91 until final judgment is rendered in the case…", which meant that the rates could not be adjusted by the U.S. Consumer Price Index (see note 10.d).

The Company, Telecom S.A. and the S.C. entered into agreements for the application of the price cap for the 2000-2001, 2001-2002 and 2002-2003 periods. The price cap for the 2000-2001 period was established at 6.75%, of which 6% was allocated to rate reductions attributable to discount plans that were in effect in 2000 and the non-application of the semiannual adjustments to the pulse of that year value, among other items. The remaining 0.75% was to be applied as defined by the licensees. The price cap for the 2001-2002 period was established at 5.6%, and would be allocated to the non-application of the semiannual adjustments to the pulse value of 2001, plus the balance of the non-computation of the pulse value not applied in the price cap for the previous year. To date, the remaining amount has not been allocated to the services contemplated in the agreement. In connection with the price cap for the 2002-2003 period, it was established in an efficiency factor which could not exceed 5%, but its value was not fixed. The above-mentioned agreements require the approval of the Ministries of Economy and Production and Federal Planning, Public Investment and Services, which are still pending as of the date of issuance of these financial statements. Moreover, neither the effect of the reduction in rates previously implemented as compared to the rate reduction adjustments established by the S.C. nor the rate differences pending application under the referred agreements, have been established.

In the opinion of the Company’s Management and its legal counsel, the resolution of these issues related to the price cap might exclusively affect the maximum tariffs for future services that the Company is authorized to collect its customers for services, areas or customers in which effective competition has not been declared. As of December 31, 2006, these maximum tariffs are the result of the application to the tariffs in force as of November 7, 2000, of the discounts resulting from the implementation of the price cap for period 2000 - 2001 and to the advanced decreases corresponding to the period 2001- 2002, as established in the mentioned agreements.

Under the price cap mechanism currently in effect, the rate reduction percentage and the services to which such reductions will eventually apply depend on the final approval of the above rate agreements, and on the outcome of the legal proceedings commenced by Consumidores Libres regarding the effective rate system abovementioned.

Based on current rate regulation mechanisms, and considering the Company’s defense against the above legal proceedings, in the opinion of the Company’s Management and its legal counsel, the outcome of these issues will not have a negative impact upon the Company’s financial position or a significant adverse effect on its results of operations.

9.3.	Tariff restructuring

The tariff restructuring granted by Presidential Decree No. 92/97, effective on February 1, 1997, established an increase in the price of the monthly basic charge and in domestic service rates, and a decrease in the rates for domestic long distance and international services and for the Company’s local and domestic long-distance public phone service for longer distances. The net impact of the rate restructuring was to be neutral on revenues during two years after its effectiveness. On December 1, 1999, the S.C. issued Resolution No. 4,269/99, which established the S.C.’s final determination of the impact of the tariff restructuring as an excess in revenues of 18 million, in currency units of that date, (which had previously been provisionally determined by the S.C. in 14 million). In accordance with Resolution No. 18,968/99, the S.C.’s Resolution No. 4,269/99 also states that the S.C. will determine the form and time of implementation of the future rate reduction to compensate such excess revenues. The Company has filed an appeal for review of this resolution, on the grounds that the calculation method used by the S.C. to determine the impact of the tariff restructuring established by Presidential Decree No. 92/97 has defects and should be challenged. As of the date of these financial statements, such appeal has not been resolved.

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

Contingencies

The Company is facing various proceedings and claims in the areas of labor, tax, regulatory compliance and other matters, all of which arise in the ordinary course of business. Every situation of this type implies certain degree of uncertainty, and the outcome of individual matters is not predictable with certainty. If information available prior to the issuance of the financial statements, considering the opinion of the Company’s legal counsel, indicates that it is probable that a liability had been incurred as of the date of these financial statements, and the amount of the loss, or the range of probable loss can be reasonably estimated, then such loss is accrued and charged to expenses and accrued in the reserve for contingencies. As of December 31, 2006, the total amount recorded as reserves for contingencies is 399 million.

The breakdown of the reserve for contingencies is as follows:

Labor contingencies:

The reserve for contingencies related to labor issues amounts to 185 million and 199 million as of December 31, 2006 and 2005, respectively. The closing balance of the reserve as of December 31, 2006, is mainly comprised of:

i)  aggregate assessment of probable losses of 80 million resulting from a significant increase of claims brought by employees during the fiscal year 2004, related to salary differences, taking into account certain judgments at beginning of 2005 of Courts of Appeals that were adverse to the Company.

ii) claims for alleged rights provided in the labor law and related costs which amount to 31 million. The Company intends to defend its rights in whichever instances are necessary.

iii)  other matters assessed as probable to incur losses, relate to:

•  Joint and several liability with third parties
•    Labor accidents
•  Illnesses
•  Other severance payments

Tax contingencies:

The reserve for contingencies related to tax matters assessed as probable amounted to 82 million and 54 million as of December 31, 2006 and 2005, respectively.

These tax issues are mainly related to:

•    Municipal taxes
•  National and Provincial taxes

Civil, commercial and other contingencies

The reserve for contingencies related to civil, commercial, administrative, regulatory compliance and other matters that are expected to have a negative outcome for the Company as of December 31, 2006 and 2005, amounts to 132 million and 50 million, respectively. These other matters relate to:

•  Damages
•  Regulatory compliance claims
•  Claims for accounts reporting

•    Other claims for termination of commercial agreements

a) Labor lawsuits attributable to ENTel

The Transfer Contract provides that ENTel and not Telefónica is liable for all the amounts owed in connection with claims based upon ENTel's contractual and statutory obligations to former ENTel employees, whether or not such claims were made prior to the Transfer Date if the events giving rise to such claims occurred prior to the Transfer Date. However, using a theory of successor enterprise liability that they assert is based upon generally applicable Argentine labor law, certain former employees of ENTel have brought claims against Telefónica, arguing that neither the Transfer Contract nor any act of the PEN can be raised as a defense to Telefónica's joint and several liability under allegedly applicable labor laws.

In an attempt to clarify the issue of successor liability for labor claims, Presidential Decree No. 1,803/92 was issued. It states that various articles of the Work Contract Law of Argentina (the “Articles”), which are the basis for the foregoing claims of joint and several liability, would not be applicable to privatizations completed or to be completed under State Reform Law. Although the issuance of Presidential Decree No. 1,803/92 should have been seen as favorable to the Company, it did not bring about a final solution to the above claims. In effect, in deciding a case brought before it, the Supreme Court of Justice upheld the provisions of the law and declared the Decree inapplicable.

As of December 31, 2006, the claims filed against the Company including accrued interest and expenses totaled approximately 37 million (in original currency). Notwithstanding, depending on the possible outcome of such legal actions ENTel has agreed in the Transfer Contract to indemnify the Company in respect of such claims and the Argentine Government has agreed to be jointly and severally liable with ENTel in respect of such indemnity obligations and has therefore authorized the Company to debit an account of the Government at Banco Nación Argentina for any amount payable by the Company. Under the Debt Consolidation Law, ENTel and the Argentine Government may discharge their above described indemnity obligations by the issuance to the Company of 16-year bonds. As of December 31, 2006 the Company has paid approximately 13 million (in original currency) in cash for the concluded claims. The Company initiated a claim for indemnification and reimbursement in connection with this matter. In addition, an amount of 10 million paid by the Company in this regard were included and verified in an account reporting lawsuit between the Company and ENTel, which has not been resolved yet.

Court decisions have followed the precedent laid down by the Supreme Court of Justice in the area of joint liability in labor matters mentioned in the second paragraph. Both the Company and its legal counsel believe that such criterion will apply to pending cases. Notwithstanding this and the instruments that may be used by the Argentine Government to reimburse the amounts that would be paid, given the obligation incurred by the Argentine Government in the List of Conditions and in the Transfer Contract, on the one hand, and on the basis of the opinion of the Company’s legal counsel regarding the possible amount for which existing claims may be resolved, on the other, in the opinion of the Company’s Management and its legal counsel the final outcome of the issue should not have a material impact on the Company’s results of operations or financial position.

b)   U.I.T. Liability

On July 29, 2003, Telefónica received a communication sent by the CNC requesting Telefónica and Telefónica Larga Distancia de Argentina S.A. (“TLDA S.A.”) a company currently merged with and into the Company, to deposit 51 million (including principal and interest as of July 31, 2003), which, according to such note, is related to the savings obtained, plus interest, by such companies as reductions in employers' contributions approved by Presidential Decree No. 1,520/98 and supplementary standards that were applied to the salaries of such companies' personnel in the period April 1999 through June 2001.

Pursuant to Resolution S.C. N° 18,771/99, these savings were to be applied to the execution of programs or promotional projects in the framework of the presidential initiative argentin@internet.todos, to be managed by the U.I.T. Telefónica both with respect to its own operations and as successor of the rights and obligations of TLDA S.A. has recorded a liability related to these savings for the outstanding principal, amounting to 21 million (see note 3.1.j), as of December 31, 2006. On March 23, 2007 Telefónica received a communication sent by the S.C. related to its Resolution N°42, finally requesting to the Company as total compensation a capital liability of approximately 21 million and accrued interest of 3 million. Additionally, in this Resolution N°42, the S.C. determines to the Company an asset balance, to be estimated by the CNC, for additional costs suffered by the Company pursuant to increases in employers’ social security contributions approved by other Laws and presidential decrees, applied to salaries, since

1996. The asset amount to be determined by the CNC verifications would be compensated with the liability up to the lower amount, providing additional compensatory mechanisms not yet described in detail, for possible remaining balances. In the opinion of the Company’s Management the asset amount should fully compensate the estimated 24 million liability.

c)   Fiber optic-cables

In December 2000, the Company was served with an ex officio assessment imposed by Argentine Tax Authorities in relation to income Tax for the fiscal years 1994 through 1999. Such adjustment was due to differences in the criterion used to calculate the depreciation of fiber optic cables. Whereas the Company applies a useful life of 15 years, the Argentine Tax Authorities proceeded to the assessment based on a useful life of 20 years. Having analyzed the issue, the Company and its legal counsel appealed the assessment imposed by the Federal Tax Authorities with the Argentine Administrative Tax Court based on the Company's opinion that there are strong arguments against the Tax Authorities' assessment.

However, in November 2004 the Argentine Administrative Tax Court entered a judgment against the Company forcing it to amend the tax returns referred to above. Additionally, the judgment repealed the penalties imposed by Tax Authorities on the grounds that there were admissible elements in support of the figure of excusable error. Given that judgment, the Company has been compelled to pay an amount of 6 million plus 17 million as compensatory interest in December 2004 which have been charged as of that date to the statement of operations as definitive payment. In the Company’s opinion this matter will not have any additional effects beyond these payments.

Notwithstanding the above paragraph, and although the final resolution is subject to the contingencies inherent in any pending court judgment, the Company and its legal counsel believe that there are legal grounds for a successful appeal of the judgment entered against the Company and they have presented an appeal to have this judgment reviewed by the National Court of Appeals in Administrative Contentious Matters. As of the date of issuance of these financial statements, the Court has not ruled on this matter.

d)   Others

Consumidores Libres initiated a legal action against the Company, Telecom S.A., Telintar Argentina S.A. (“Telintar S.A.”) and the Federal Government. The object of this action is to declare the nullity, unlawfulness and unconstitutionality of all the standards and rate agreements issued since the Transfer Contract, the Cooperative’s object being to have the rates of the basic telephone service reduced and the amount supposedly collected in excess refunded, limiting them in such a way that the Licensees’ rate of return should not exceed 16% per annum on the fixed assets as determined in point 12.3.2 of the List of Conditions approved by Presidential Decree No. 62/90. Also, other points of the Company’s contracting policy have been called into question.

After analyzing the claim, the Company’s legal counsel answered it, petitioning that it should be dismissed on the grounds that it fails to state a claim with a basis in law. The court of original jurisdiction ruled in the Company’s favor, but this resolution was revoked by the Court of Appeals that resolved that the claim should not be dismissed but substantiated at the court of original jurisdiction. None of these courts have yet ruled on the substance of the claim. Through its legal counsel, the Company filed an appeal with the Supreme Court of Justice against the Court of Appeal’s resolution, which was denied. The Company subsequently filed an appeal of such denial with the Supreme Court of Justice and has also been rejected.

In this scenario, on October 4, 2001, Court Room IV of the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires awarded a precautionary measure requested by the plaintiff ordering the Federal Government, the Company and Telecom S.A. "to refrain from applying the corrections set forth in Section 2 of the Agreements approved by Presidential Decree No. 2,585/91 until final judgment is rendered in the case", which meant that the rates could not be adjusted by the U.S. Consumer Price Index.

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

11. NEGOTIABLE OBLIGATIONS

As of December 31, 2006, there were six negotiable obligations series outstanding:

Issuance Month/Year	Face Value as of December 31, 2006 (in millions)	Term (in years)	Maturity Month/Year	Rate per annum (%)	Use of proceeds
05/98	US$125.6	10	05/2008	9.125	a)
08/03	US$189.7	4	11/2007	11.875	b)
08/03	US$212.5	7	11/2010	9.125	b)
08/03	US$0.03 (c)	8	08/2011	8.85	b)
08/03	US$134.6	8	08/2011	8.85	b)
02/05	$50	2	02/2007	Encuesta + 2.50 (d)	b)

a)	Financing of investments in fixed assets in Argentina.
b)	Refinancing of liabilities.
c)	On August 1, 2004 they were converted to U.S. dollars and started to accrue interest at a nominal rate of 8.85% per annum.
d)
Related to notes with a variable interest coupon based on the Encuesta rate (interest rate published by the Central Bank of Argentina (“BCRA”) for fixed-term deposits for a term of up to 59 days for deposits ranging from 100,000 to 499,999) + 2.5% with a nominal annual minimum of 7% and a nominal annual maximum of 15%.

The prospectuses related to the issuance of these negotiable obligations describe the issuance conditions in detail. The main stipulations concern: a) commitment of the Company not to create liens, except certain permitted liens, over its present or future assets or revenues, unless the Company's commitments under the negotiable obligations meet certain requirements; b) conditions for the early redemption of the issuance and c) events of default whereby the note holders could accelerate the maturity dates, such causes being, among others, failure to pay on the securities, default on other debts in amounts equal to or exceeding US$ 20 million, attachments which in the aggregate exceed US$ 10 million, etc. On July 22, 2003, the meetings of the Company’s noteholders approved the amendments to the terms and conditions of the notes issued in 1998 in order to remove almost all the events of default and certain information requirements other than those related to non-payment of principal and interest.

As of the date of issuance of these financial statements, in the opinion of the Company’s Management, the Company has met all the obligations arising from the agreements signed in connection with these issuances.

The Company issued negotiable obligations in U.S. dollars, with maturity in 2008, under the Company’s Global Program of up to US$ 1.5 billion or its equivalent in other currencies and the commitments are those customary for this kind of transactions.

The Company’s Shareholders’ Meeting held on December 19, 2003, approved the creation of a global program (the “Program”) for the issuance of simple negotiable obligations not convertible into shares, denominated in pesos or in any other currency, with ordinary guarantee, in various series and/or successive tranches, either cumulative or noncumulative, for a maximum outstanding amount of 1.5 billion pesos or its equivalent amount in other currencies, and delegated to the Board of Directors the ability to set the remaining issue conditions and to decide to request or not authorization to quote in the BCBA and the MAE (automated over-the-counter market in Argentina) and/or other foreign exchange markets.

In 2004, the Company issued two classes of negotiable obligations under the Program which were fully cancelled on their maturity dates. On February 11, 2005, the Company issued the Third class of negotiable obligations for 250 million in two Series, the Fixed-Rate series at 365 days for 200 million with a 8% nominal interest rate coupon and the Variable Rate Series at 730 days for 50 million with a variable rate coupon based on the Encuesta rate plus a spread of 2.5%, with a nominal annual minimum of 7% and a nominal annual maximum of 15%. As of the date of issuance of these financial statements both series have been cancelled upon maturity.

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

The 2006 Notes accrued interest as from July 1, 2002 at an annual rate of 9.875% payable six-monthly on January 1 and July 1. The first interest payment date was January 1, 2003. The 2006 Notes included a mandatory redemption right that could be exercised by the holders after July 1, 2004 if by July 1, 2004 the total outstanding principal amount corresponding to the issue made by the Company in November 1994 (hereafter the 2004 Notes) plus any refinancing of such notes due prior to July 1, 2006, were to exceed 30% of the total initial principal amount of the 2004 Notes.

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

As of December 31, 2006, the Company's current assets are lower than its current liabilities by 1,060 million. The Company will finance the payment of liabilities with own funds provided by its operations and with short-term bank loans.

The Company’s general financing policy is to cover future fund needs to continue its investment plan and repay short and long-term debt mainly with funds generated by the operations plus, if it is necessary, with bank loans and/or access to capital markets and ultimately applying for financing from the Company's indirect parent company.

During 2006 and 2005, as well as in prior periods, the Company managed to reduce gradually its financial indebtedness through a combination of partial payments, issuance of negotiable obligations, and short and long-term cancellations and refinancings. The Company expects to arrange for additional placements in the future. Those placements, in conjunction with internally-generated cash flows and possible refinancings options and/or other financing alternatives that the Company may consider will, in the opinion of the Company’s Management, enable the Company, to settle or refinance successfully the remaining balance of its indebtedness.

- Long-term bank financing

As of December 31, 2006, the Company held long-term funds from major financial institutions in an amount equivalent to 147 million with maturity in February 2011 and May 2017 accruing a nominal annual interest rate ranging from 1.75% to 2.30%. These funds have been borrowed under terms and conditions customary in this kind of transactions, which generally refer to the commitment not to encumber or grant security interests on its assets or on present or future revenues, other than certain permitted encumbrances or unless certain predetermined conditions are met.

Additionally, the Company uses one long-term bank credit line to finance long-term imports from a commercial bank with maturity in August 2008 that accrued interest at six month LIBOR plus 2.15% per annum, which, as of December 31, 2006, amount to 4 million.

13.	DISCOUNT BOND – FORMER PATRIOTIC BOND

In 2001, the Company signed a Patriotic Bond subscription commitment (bond issued by the Argentine Government) for a total amount of US$ 30 million, which was fully paid in the subscription month. This bond was denominated in U.S. dollars, was made out to bearer, and was negotiable in local and foreign stock markets. The terms and conditions of the issue allowed for the use of these securities to pay national taxes in the event of default to pay the principal and/or interest when due. Since January 2002 the National Government did not honor the payment commitments related to the interest coupons of that bond, the Company proceeded to offset them against taxes. As from October 2003 such offset feature was suspended and ratified by the Decree No. 493/04 until completion of the voluntary exchange of Argentine sovereign debt securities.

As of December 31, 2004, the Company valued and disclosed its Patriotic Bond holdings taking into consideration what is mentioned in the previous paragraph and the sovereign debt restructuring process commenced by the Argentine Government, recording an allowance for impairment of such bonds.

On February 23, 2005 the Company accepted the sovereign debt-restructuring proposal made by the Argentine Government exchanging its holdings of Patriotic Bonds for US$ denominated Discount Bonds, having received US$ 8.8 million in nominal value and the payment as interest in arrears for approximately US$ 0.3 million during June 2005.

14.	PARENT COMPANY AND RELATED COMPANIES

14.1.	COINTEL

COINTEL is the controlling shareholder of the Company, as it holds approximately 64.8% of the capital stock as of December 31, 2006. COINTEL, therefore, has the votes required to prevail in shareholders’ meetings. COINTEL owns class A shares representing 62.5% and class B shares representing 2.3% (see note 6.).

In addition, on December 15, 2000, Telefónica S.A. (“TSA”) acquired the majority interest of the capital stock of COINTEL. Consequently, TSA indirectly controls 98% of the voting rights of the total outstanding shares of the Company.

In 1997, some of the common shareholders of COINTEL, who, as of the date of the signed agreement, owned an 83.36% equity interest in COINTEL executed an agreement to regulate certain corporate decisions such as the dividend policy or preferential rights held by some of them (members of the consortium, as defined in the Transfer

Contract, and its affiliates) to provide goods and services under terms equal or more favorable than those offered by third parties. The Company made certain transactions with COINTEL’s shareholders and companies related thereto including the services rendered by TSA (the “Operator”) and those rendered by third parties related to the shareholders of COINTEL (see note 14.4.).

14.2.	MANAGEMENT AGREEMENT

The List of Conditions for the privatization of ENTel provided that one of the members of the consortium taking part in the privatization had to be an experienced telecommunications operator, which was required to enter into a management agreement with the surviving companies of ENTel establishing a fee for the services provided by the operator.

As a result of the requirements of the List of Conditions, the Company entered into a management agreement with TSA, whereby the latter is the "Operator" (“the Management Agreement”). Under the Management Agreement, TSA is responsible for managing the Company’s business and for providing services, expertise and know-how with respect to the Company's entire range of activities. Also, the Management Agreement provides TSA with management powers relating to the Company's day-to-day operations. TSA's responsibilities include: (i) developing general policies; (ii) designing personnel and compensation structures; (iii) supplying necessary personnel; (iv) selecting appropriate expertise and technology; and (v) developing detailed action plans and budgets for the Company.

As of the date of signing the Management Agreement, TSA held a 6% indirect equity interest in the Company.

The Management Agreement establishes that the management fee paid to the Operator, TSA, shall amount to 9% of the Company’s “gross margin” defined as (+) Net income (+) fixed assets depreciation (+) financial expenses (+) income tax, and (+) the management fee itself.

In accordance with the List of Conditions, the term of the Company’s Management Agreement coincided with the exclusivity period, i.e. until October 10, 1999. As provided for in the Management Agreement, if the Company's exclusivity period were extended, the contract would continue to be in effect with a management fee of up to 9% of the “gross margin” through April 30, 2003 and that; if it was extended beyond that date, the management fee percentage would be reduced to a negotiated amount ranging between 1.5% and 5% of the “gross margin”.

On July 30, 2003, the Company and TSA entered into a Supplement to the Management Agreement, pursuant to which the management fee was established as 4% of the gross margin.

Based on the above and taking into account that at the date of signing the Management Agreement TSA held a 6% indirect equity interest in the Company, Management believes that the fee agreed between the Company and TSA was not less favorable than those that would have been obtained from unaffiliated third parties.

14.3.	COMMITMENTS RELATED TO TMA S.A.

In July 1999, the Company provided to the Argentine Government with guarantees of compliance with service coverage obligations in Argentina of TMA S.A. under its PCS licenses in the amount of US$ 22.5 million individually and 45 million jointly with Telecom S.A. As reported by TMA S.A., the duties arising from its PCS licenses have been complied with. As of the date of issuance of these financial statements, the CNC has finished the technical review of the existing network. For this reason, the guarantees have been released.

14.4.	OUTSTANDING BALANCES AND TRANSACTIONS WITH PARENT COMPANY AND RELATED COMPANIES

During the years ended December 31, 2006, 2005 and 2004, the following transactions were made with the indirect controlling shareholder of the Company and related companies in addition to the transaction described in note 16.

	December 31, 2006	December 31, 2005	December 31, 2004
	Income/(Expense)
Management Fee
Telefónica S.A. – Sucursal Argentina (TSA’s Branch)	(74)	(75)	(68)

	December 31, 2006	December 31, 2005	December 31, 2004
	Income/(Expense)
Net income (expense) from goods and services
TMA S.A.	295	210	140
Compañía de Radiocomunicaciones Móviles S.A. (“CRM S.A.”)(3)(4)	30	41	-
TDA S.A.	34	36	46
Telinver S.A.(1)	4	14	15
Atento Argentina S.A. (“Atento”)	(19)	(16)	(20)
Telefónica Ingeniería de Seguridad S.A. (“TIS S.A.”)	(3)	(4)	(3)
Telefónica International Wholesale Services Argentina S.A. (“TIWS Argentina”)	6	6	4
Telcel Venezuela (“Telcel”)(4)	3	6	-
C.P.T. Telefónica del Perú (“CPT”)	14	19	12
Telefónica S.A. - Sucursal Argentina	(3)	(5)	(6)
Televisión Federal S.A. - TELEFE	(1)	(5)	(4)
Telefónica International Wholesale Services (“TIWS España”)	-	-	1
Telefónica International Wholesale Services América S.A. (“TIWS America”)	1	1	1
Telefónica Investigación y Desarrollo S.A. (“TID S.A.”)	(1)	-	(1)
Telefónica Empresas Brasil S.A.	(1)	-	-
Colombia Telecomunicaciones S.A.	2	-	-
Abiatar S.A.	1	-	-
Telefónica Larga Distancia de Puerto Rico, Inc.	1	-	-
TSA	1	7	-
CTC Mundo S.A. (“CTC”)	(1)	(4)	-
Telefónica Gestión de Servicios Compartidos S.A. (“T-Gestiona S.A.”)	1	2	1
Terra Networks Argentina S.A. (“Terra”)	(2)	(1)	(1)
Pléyade S.A.	-	-	1
Telecomunicaciones de San Pablo S.A. (“Telesp”)	(4)	3	1
Atlántida Comunicaciones S.A. (“ATCO”)	-	1	-
Telefónica Servicios Audiovisuales	-	1	-
Communication Technologies Inc.(2)	-	(1)	(1)
	358	311	186
Net income (loss) on financial charges
TISA	(1)	(12)	(85)
TPI(1)	5	1	-
Telinver S.A.(1)	2	5	-
	6	(6)	(85)
Sales of good and services
Telinver S.A.(1)	-	(1)	-
	-	(1)	-
Purchases of good and services
TDA S.A.	6	7	7
Telefónica Soluciones S.A.	-	-	16
TIS S.A.	1	1	1
	7	8	24
______________
(1)	Companies belonging to the group until August 2006 (see note 16.).
(2)	Company belonging to the group until August 2005.
(3)	On June 6, 2006, CRM S.A. and TMA S.A. entered into a final merger agreement, which was registered with the PRC on September 12, 2006.
(4)	Companies incorporated to the group in 2005.

Telefónica payables to/receivables from the Operator (TSA) and other COINTEL’s shareholders and related companies as of December 31, 2006 and 2005 are:

	December 13, 2006	December 31, 2005
ASSETS
Trade receivables
TMA S.A	-	6
Telcel	-	3
T-Gestiona S.A.	4	4
TIWS España	-	1
TSA	2	6
Telinver S.A.(2)	-	3
ATCO	-	3
Telesp	-	1
TIWS Argentina	3	4
TIWS América	1	-
CPT	17	3
Colombia Telecomunicaciones S.A.	2	-
Televisión Federal S.A. - TELEFE	4	-
Abiatar S.A.	1	-
Other	-	1
Total Trade receivables	34	35
Other receivables
TDA S.A.	14	9
ATCO	1	-
Telinver S.A.(2)	-	34
Telefónica Media Argentina S.A.	2	2
TISA	2	1
TPI(2)	-	193
TPII(2)	-	10
Atento	3	3
Other	-	1
Total Other receivables	22	253
TOTAL ASSETS	56	288
LIABILITIES
Trade payables
Telefónica S.A. - Sucursal Argentina(1)	94	80
CTC	6	8
TIWS Argentina	59	62
TIWS América	2	-
Telefónica Servicios Audiovisuales	1	1
Televisión Federal S.A. - TELEFE	-	2
TIS S.A.	1	1
TID S.A.	2	4
Atento	2	3
Telesp	1	-
TMA S.A.	17	-
CRM S.A.(3)	-	16
Terra	1	-
Total Trade payables	186	177

December 13, 2006	December 31, 2005
Bank and financial payables
TISA	-	38
Total Bank and financial payables	-	38
Other payables
TSA	12	10
Telefónica S.A. - Sucursal Argentina	1	1
Telefónica International Holding B.V.(4)	10	-
Total Other payables	23	11
TOTAL LIABILITIES	209	226
________________
(1)	Related to liabilities from management fee.
(2)	Companies belonging to the group until August 2006 (see note 16.).
(3)	On June 6, 2006, CRM S.A. and TMA S.A. entered into a final merger agreement, which was registered with the PRC on September 12, 2006.
(4)	See note 6.

15.	RULES GOVERNING THE PROVISION OF BASIC TELEPHONE AND OTHER SERVICES

As from March 1992 and in compliance with its specific functions, the CNC, formerly known as National Telecommunications Commission (“CNT”), and the S.C. have regulated certain aspects related to the basic and international telephone services such as the procedure to make claims, contracting, billing and service quality, some of which have been subject to of appeals by the Company.

In the context of the transition to competition in telecommunications, the PEN issued the Presidential Decree No. 764/00 which repealed, among others, Resolutions Nos. 18,971/99 and 16,200/99 and approved the Universal Service Regulations to promote the access to telecommunications services by customers either located in high-cost access or maintenance areas, or with physical limitations or special social needs. Such regulation effective from January 1, 2001, establishes that the deficit for the provision of these services by the Company will be afforded by “Universal Service Fund”, to be financed by all telecommunications providers (including the Company) through the payment of 1% of total revenues for telecommunications services net of any applicable tax and automatic deductions provided by the related regulation. As of the date of these financial statements, the S.C. has not yet ruled on the mechanism by which the Company should recover the cost incurred for rendering these services (see note 2.3.c).

The supply of telecommunications services is governed by the regulations that the Federal Legislative Power and the agencies under the PEN regulating such activities are empowered to issue. In addition, the Company is subject to the rules and regulations inherent to any business conducted at the Federal, Provincial and Municipal level according to the respective rules and regulations in each jurisdiction. In particular, telecommunications services are regulated by the S.C. and are supervised by the CNC subject to the involvement, in certain cases, of the FATB and the Under Secretary of Consumers’ Protection. The S.C. establishes the regulation framework and the policies applicable. The CNC applies the normative framework and the policies and supervises the telecommunications industry. The FATB enforces and supervises the dispositions related to competition issues and the Under Secretary of Consumers’ Protection applies and supervises dispositions related to consumer protection.

Regulations governing the supply of telecommunications services enacted by the Federal Legislative Power as laws are enacted after the following process: submission of a bill, study and/or modification of such bill by the applicable legislative commissions, a favorable vote by both Houses of the Federal Congress and enactment of the bill into a law if no veto has been issued by the PEN. At present there are various legislative initiatives of proposed legislation, including:

•
bills aimed at regulating all public utilities, based on the definition of utilities proposed (which includes the activities subject to regulation carried out by the Company and establishing the manner in which concessions are granted as well as the possibility of revoking such concessions, imposing regulations in the area of tariffs such as, for instance, the prohibition of automatic tariff adjustment, imposing an obligation to make investments as a condition to maintain the concession granted, among others),

•	legislative bills aimed at regulating the utilities’ ability to discontinue the supply of services to customers in arrears,
•	legislative bills aimed at establishing new municipal taxes, among others.

One of the legislative bills aimed at establishing a Federal System of utilities (the “Bill”) includes provisions related to the service delivered by private suppliers, always through concessions, licensing agreements or permission for specific terms and establishes that the assets assigned to the supply of the service must be transferred to the State upon the expiration of such term. At present, the Company renders its service under a perpetual license and has title to the assets assigned to the supply of the service. At present the Bill is no longer scheduled to be debated in congress.

Pursuant to the Memorandum of Understanding 2006, the PEN has undertaken to make efforts to establish in the future a stable legal framework allowing to regulate the activities in the sector. To that end, it shall send a bill of proposed legislation to the Legislative Power which shall include the following minimum contents:

•	Assurance of a stable and effective regulatory framework applicable to the industry;
•	Maintenance and assurance of legal stability for the benefit of service development;
•	Strengthening of the Nation's common welfare;
•	Assurance of adequate service supply;
•	Assurance of effective protection for the rights of users and consumers;
•	Incentives to the involvement of the private sector in telecommunications;
•	Promotion of a sustainable technological evolution in the sector with a view to fixed and wireless connectivity;
•	Development of the Argentine telecommunications industry;
•	Promotion of job creation;
•	Promotion of investment commitments that guarantee sustainable development in telecommunications infrastructures based on respect for the principle of technological freedom and;
•	Establishment of an equal treatment for all providers.

The Company is unable to foresee if, in the future, the legislative bills or other regulation to be proposed will be enacted into laws or if they will become part of the regulatory framework that governs the Company's activities. Nor can the Company foresee if the original version of the proposals mentioned and/or future projects shall be amended or not, or if there will be amendments that may have a lesser or greater impact on the conditions and the framework in which the Company currently operates.

The financial statements consider the effects derived, and foreseen by Management from the regulations enacted as of the date of issuance of these financial statements. The effects of any new regulation that may be issued will be considered when they effectively come into force and become a part of the regulatory framework applicable to the Company's activities.

16.	SALE OF THE COMPANY’S EQUITY INTEREST IN TELINVER S.A.

Sale of Company’s interest in Telinver S.A.

On November 11, 2005, the Company sold 100% of its shares in Telinver S.A. and other related assets to TPI and TPII, which acquired 95% and 5% of the shares, respectively, Spanish companies members of the Telefónica Group and Companies affiliates until August 2006. The transaction was approved by the Company’s Audit Committee prior to the discussion thereof by the Board of Directors. The Audit Committee concluded that the transaction, the conditions of which are summarized below, may be fairly considered as meeting the normal and usual market conditions:

Price: US$ 74 million (value of assets), from which the financial debt (net of treasury) and allowances were deducted for approximately US$ 7.5 million.

Term: the purchase price would be paid by TPI Group over a term of 2 years and 6 months as from the date of execution, plus an interest rate equivalent to 5.03% per annum. This payment was secured by two promissory notes issued by TPI and TPII.

However, the agreement provided for the acceleration of terms in the event TSA were to decrease its direct or indirect interest in TPI Group below 50.1% and/or lost management and control over TPI.

Guarantees: the Company has granted the guarantees customary in these kinds of purchase and sale agreements.

Other contracts: before the sale of the shares, the Company and Telinver S.A. signed new agreements for the edition, publication, distribution and exploitation of the telephone directories and the provision of billing services on account and behalf of other parties. Both agreements have been implemented on the basis of the following conditions:

- Edition Agreement: the Company has entrusted Telinver S.A. with the edition, publication, distribution and advertising exploitation of the telephone directories. Under this agreement, the Company receives compensation for the net revenues derived from advertising exploitation of the telephone directories and continues to be liable for the costs of the directories’ white-page section.

- Billing agreement on account and behalf of other parties: the Company bills and collects on account and behalf of Telinver S.A. the sale of advertising space to the Company’s customers.

The Company recorded an income of 109 million from this transaction disclosed in the statement of operations for the fiscal year ended December 31, 2005, under “Income/(loss) from discontinued operations”.

As a result of this disposal, the Company has discontinued operations in the advertising exploitation business segment, as the Company continues only with the telecommunications segment. The balances and results related to the equity interest in Telinver S.A. and its disposal are disclosed as of each fiscal year-end under the “Net liabilities from discontinued operations” and “Income/(loss) from discontinued operations” accounts, respectively.

The following table illustrates the net loss and cash flows for the ten-month period ended October 31, 2005 and for the fiscal year ended December 31, 2004, in connection with the discontinued operations:

c)  Net loss from discontinued operations:

	Oct -05		Dec-04
Net revenues	32		81
Cost of services provided	(15)		(47)
Administrative expenses	(10)		(13)
Selling expenses	(8)		(7)
Other income (expenses), net	1		(7)
Holding and financial income on assets	1		2
Holding and financial loss on liabilities	(6)		(16)
Net loss for the period/fiscal year	(5	)(1)	(7	)(1)
____________
(1) Includes gain/loss from intercompany transactions.

For the years ended December 31, 2005 and 2004, the effect in the Company’s statements of operations related to this equity interest amounts to losses of 6 million and 3 million, respectively.

d)         Cash flows from discontinued operations:

	Oct -05	Dec-04
Cash and cash equivalents at beginning of year	18	14
Cash and cash equivalents at end of period/fiscal year	22	18
Increase in cash and cash equivalents	4	4
Total net cash flows provided by operating activities	14	17
Total net cash flows used in financing activities	(9)	(12)
Total net cash flows used in investing activities	(1)	(1)
Increase in cash and cash equivalents	4	4

On July 24, 2006, TSA transferred its total shareholding in TPI and TPII; therefore, as from that date TPI and TPII no longer belong to Telefónica Group.

In addition, as a result of the change in the shareholders’ control over TPI and TPII and pursuant to the enforcement of the acceleration clauses mentioned above, as of August 1, 2006, these companies early repaid the promissory notes delivered to the Company and the interest accrued as of that date.

Finally, as a result of the circumstances mentioned in the previous paragraph, on July 31, 2006 Telinver S.A. prepaid the non-capitalized loan balance granted by the Company for 28 million plus interest accrued as of that date.

Commitments related to the sale of the equity interest in Telinver S.A.

As part of the sale transaction of Telinver S.A. mentioned above, the Company granted usual guarantees in this type of transactions to the TPI Group including the inexistence of liabilities or encumbrances not disclosed in Telinver S.A.’s financial statements as of the date of the transaction and the responsibility on legal, tax, and labor contingencies prior to the acquisition, among others.

In addition, the Company guarantees to the TPI Group, during a five-year term counted as from the date of execution of the sale transaction, that the price of the transaction will be adjusted in the event of changes in the economic and financial conditions of the telephone directory advertising exploitation and publishing agreement, as well as in the event that the Company is prohibited from rendering the service stipulated in the Offering Letter for the collection and billing through the telephone bill services.

As mentioned in the financial statements of Telinver S.A. as of December 31, 2005, on February 14, February 28, and June 14, 2002, the DGR (Buenos Aires Province tax authorities) issued three resolutions, whereby turnover tax ex-officio assessment and summary proceedings were filed against Telinver S.A. for the 1996, 1997, 1998, 1999, 2000 and 2001 (January through July) periods. The amounts claimed in those notifications are 4.4 million, 0.4 million, and 1.7 million, respectively, plus the interest provided in the Buenos Aires Province tax code. On January 22, 2004, Telinver S.A. filed an appeal with the Buenos Aires Province Administrative Tax Court of Appeals.

On November 15, 2005, the Administrative Tax Court of Appeals issued a ruling on the third resolution whereby it determined that Telinver S.A. should pay a total amount of 15 million, including principal and interest. Telinver S.A. paid 1.7 million of principal claimed by the DGR as previous requirement to appeal the decision of the Administrative Tax Court of Appeals before the contentious administrative courts. In addition, Telinver S.A. requested a precautionary measure based on the unconstitutional nature of the interest calculation method provided in the Buenos Aires Province Tax Code. On August 18, 2006, Telinver S.A. was notified of a report issued by the Tax Technical Advice of the DGR accepting the claim filed by Telinver S.A. in connection with the application of the cap on interest established by Law No. 13,405, section 16, and demanding payment of 9.9 million. Telinver S.A. filed a brief challenging a portion of that amount, as it included 1.7 million in excess that had already been paid. On September 20, 2006, Telinver S.A.’s position was dismissed and, in order to avoid a money judgment, Telinver S.A. informed its will to pay, reserving the right to challenge payment in the judicial file. On November 11, 2006, Telinver S.A. paid under protest the amount claimed plus interest for 11 million and filed a brief abandoning the precautionary injunction requested.

In addition, on March 1, 2006, certain Telinver S.A.’s officials received a request from the DGR whereby they are required to pay within a term of 5 days the amount of 1.5 million plus compensatory interest. According to the Company’s legal counsel, this demand is subsumed in the notification dated August 18, 2006, mentioned in the previous paragraph.

Based on the progress of the case as of the date of issuance of these financial statements and although the final outcome is subject to the uncertainties inherent to any pending court judgment, to date, it is uncertain whether it is probable that the Company be granted the economic benefits related to the sale in connection with the contingency mentioned herein and, therefore, as of December 31, 2006, 35 million was deferred until the uncertainty described above is resolved (see note 3.1.k).

17.	RESTRICTED ASSETS

Collateral for Segment Capacity Obligations to Intelsat

Under the agreement signed between the Company and Intelsat U.K., a company registered under the laws of England, the common shares held by the Company in Intelsat had been pledged as collateral for the payment of the obligations arising in relation to segment capacity utilized. In October 2004, the Shareholders’ Meeting of Intelsat Ltd. decided to sell 100% of its stock capital to “Zeus Holding Limited”, which came to an end on January 28, 2005. The Company recognized the effects of the sale as of that date.

As a result of the sale of its shares in Intelsat, the Company exchanged the guarantee of the pledge agreement mentioned above, for a guarantee in cash for an amount of US$ 0.66 million, which has been recorded under the caption Other receivables.

18.	PLANS RELATED TO PERSONNEL

Performance Share Plan

On June 21, 2006, TSA’s General Shareholders’ Meeting approved a performance share plan intended for certain executives of Telefónica Group (Performance Share Plan or “PSA”). On November 7, 2006, the Company’s Board of Directors took note of the PSA and entrusted the Chairman to develop and establish the specific conditions applicable to the PSA. Additionally, on February 15, 2007, the Company’s Board of Directors approved the PSA. This plan consists in awarding a specified number of TSA’s shares to selected beneficiaries as a variable compensation, subject to compliance with the requirements under the plan.

The PSA is subject to the following conditions:

•  A minimum number of years of service at the Company, subject to special conditions in relation to termination of employment.

•  The number of shares to be awarded depends on the level of achievement, which is based on the matching of the variation in shareholders’ compensation, considering quotation and dividends (Total shareholder return - TSR) on TSA’s shares with respect to the evolution of the TSR related to a group of listed telecommunication companies, representing the Benchmark Group.

The duration initially considered for the PSA is seven years. The PSA is divided into five three-years cycles, each of which begins on July 1 and ends on June 30 of the third year following the date of implementation of the cycle.

At the beginning of each cycle, the number of shares to be granted to the beneficiaries of the PSA based on the level of achievement of the goals is determined, observing the maximum number established. Shares are awarded after the end of each cycle. For the first cycle, the maximum number of shares to be awarded to the Company’s executives benefiting from the PSA amounts to about 105,000 shares.

Cycles are independent from each other. The first cycle begins on July 1, 2006 (with award of shares as from July 1, 2009), and the fifth cycle begins on July 1, 2010 (with award of shares as from July 1, 2013).

As of year-end, the Company recognized liabilities for 0.5 million in relation to the PSA, representing the Company’s obligation as of that date.

Social Security Plan for Executives

As of December 31, 2006, the Company’s Management approved a social security plan for executives (the “SSE Plan”) effective as from January 1, 2006, which consists in making monthly contributions shared between executives and the Company to a special vehicle in order to cover contingencies related to retirement, early retirement, total disability and death of the executives eligible as beneficiaries of the SSE Plan. This SSE Plan was also approved by the Company’s Board of Directors on February 15, 2007. The contributions are based on a percentage of the annual and fixed gross compensation of the participant and an additional percentage paid by the Company in different portions. The Company is not liable for the performance of the funds contributed or for the availability thereof to the participants. As of December 31, 2006 the Company booked an amount of 23 million, which represents the Company’s obligation as of such date.

Incentive plan for executives with payment in cash

On August 8, 2005, the Company’s Board approved an Incentives Program to be paid to Executive officers in cash (the “Program”), designed by TSA at a global level and consisting in an incentive in cash payable at the end of the Program. The Program, which shall be in force from January 1, 2005, through December 31, 2007, provides the definitions and basis to select the executives who will participate, based on the criteria of contribution, strategic importance and personal performance.

The Company recognizes its obligation associated with the execution of the program under the straight-line method over its term of duration, based on estimations on the level of achievement of the objectives set in the Program (see note 3.1.h)). For the years ended December 31, 2006 and 2005 the expense accrued in relation to this program amounted to 1 million and 2 million, respectively, and was included in the line “Salaries and social securities taxes” of the statement of operations (see note 21.h).

Early Retirement Plan

On July 24, 2006, the Company’s Board of Directors approved a voluntary Early Retirement Plan (“the plan”) for the benefit of Company’s employees who, upon opting for the plan, have paid contributions to the pension plan for 30 years and still have to pay pension plan contribution for up to 15 years in order to meet the required age to retire according to current rules and regulations, among other eligibility requirements. This is an early retirement option accompanied by a financial proposal that provides for an initial payment and a plan of monthly installments until the required retirement age is reached. The plan is addressed to all the personnel meeting the eligibility requirements and it would initially cover from 50 to 120 people for the first month in force. The Company would assess the renewal of the plan and the incorporation of new beneficiaries on a monthly basis (see note 3.1.h)). For the year ended December 31, 2006 the expense accrued in relation with this plan amounted to 7 million.

19.	PURCHASE OF TDA S.A.’s SHARES

In connection with Telefónica’s Group internal reorganization process, on May 4, 2006, the Company’s Board of Directors approved the purchase of shares that represent 97.89% of the capital stock and votes of TDA S.A., owned by Telefónica Datacorp S.A. (“Datacorp”), a company indirectly controlled by TSA. This transaction was approved by the Company’s Audit Committee, prior to its discussion by the Board of Directors. The Audit Committee considered that the transaction reasonably qualifies as having been agreed on terms that are usual and customary in the market.

On June 16, 2006, the Company and Datacorp entered into the respective share purchase and sale agreement which provides that such purchase and sale transaction is contingent upon, among other obligations assumed by the parties, the Company and Datacorp being granted an authorization by the S.C. in the terms of Decree No. 764/00 within 12 months of the execution of the abovementioned agreement. On July 10, 2006 the Company filed with the S.C. an application for the abovementioned approval, which has not been granted as of the date of these financial statements.

The closing date of the transaction, understood as the date on which Datacorp shall transfer the shares and the Company shall pay the price, shall take place within 5 business days following compliance with the condition mentioned in the previous paragraph.

The price for the purchase and sale of the shares was established in the amount of US$ 51 million, which shall be adjusted on the basis of working capital, contingency provisions and agreements with customers and suppliers between the date established in the share purchase and sale agreement and the date of the effective transfer thereof.

20.	DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND U.S. GAAP

a)   Accounting principles followed by the Company

The accompanying financial statements have been prepared in accordance with Argentine GAAP, which differ from generally accepted accounting principles of the United States of America (“U.S. GAAP”).

Differences between generally accepted accounting principles followed by the Company (see note 2.3.) and U.S. GAAP and their effect on net income / (loss) and on shareholders’ equity are set forth in b) and c) below.

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

As described in note 2.1., in 2002 the PEN repealed the provisions related to inflation adjustments; therefore, the CNV under Resolution N° 441/03 set forth that as from March 31, 2003, the restatement of financial statements in constant currency should be discontinued. The Company has followed the provisions of the CNV and prepared the financial statements recognizing the effects of inflation until February 28, 2003 (see note 2.1.). In December 2003, the CPCECABA discontinued the application of the restatement for inflation as from October 2003. The effect on the Company’s shareholders’ equity as of December 31, 2006 and 2005 and on results for the fiscal years ended December 31, 2006, 2005 and 2004 of not restating figures until September 30, 2003, is not significant.

In accordance with generally accepted accounting principles applied by the Telefónica Group for purposes of the group’s consolidated financial statements, Argentina did not meet the definition of a highly inflationary economy in 2002 and 2003. Therefore, TSA incorporates, for consolidation purposes, the Company’s balances without computing any inflation adjustment for the inflation experienced during 2002 and 2003. Consistent with the Company’s ultimate parent company’s policies, and for U.S. GAAP reconciliation, the Company has elected not to use the alternative of maintaining the 2002 and 2003 inflation adjustment that the Securities and Exchange Commission provides for countries such as Argentina where local GAAP requires price-level adjustments. Therefore, the Company has included in its U.S. GAAP reconciliation an adjustment eliminating the effects of the restatement for inflation computed in the accompanying financial statements filed with the CNV for inflation during the fiscal year ended December 31, 2002 and for the period January - February 2003 (see c).

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

3.	Income tax and tax on minimum presumed income

Under Argentine GAAP, the Company records income tax by application of the deferred method, in accordance with the provisions of TR No. 17, as described in note 2.3.j).

Deferred tax assets result from the temporary differences arising from allowances, accruals and financial charges that are not yet deductible for tax purposes and mainly from 2002 loss carryforwards. Deferred tax liabilities result mainly from temporary differences between the carrying amount restated as described in note 2.1., and the value for tax purposes of fixed assets, due to different depreciation criteria and to the treatment of capitalized interest.

Under U.S. GAAP, the Company records income taxes using the method required by Statement of Financial Accounting Standards (“SFAS”) No. 109 “Accounting for Income Taxes”. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts under U.S. GAAP of existing assets and liabilities and their respective tax bases. SFAS No. 109 requires companies to record a valuation allowance for that component of net deferred tax assets, including tax credits arising from tax on minimum presumed income (together “tax assets”), which does not meet the “more likely than not” criterion for realization, based on the assessment of evidence established in U.S. GAAP rules. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

In assessing the realizability of tax assets, management considers whether it is more likely than not that some portion or all of the tax assets will not be realized. The ultimate realization of tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers all available evidence, both positive and negative including the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning in making these assessments. In accordance with SFAS No. 109, the Company is required to continuously evaluate the recoverability of tax assets.

As of December 31, 2006 and 2005, based on the information and projections available as of those dates and considering the reversal of deferred tax assets and liabilities and the variables affecting future taxable income, including the renegotiation of the Argentine Government debt, the changes in the tax loss carryforwards amounts for the last four years, the stability and foreseeability of the foreign exchange rate, the inflation for the coming years, and the reduction in foreign currency debt, the Company currently estimates that the deferred tax assets as of December 31, 2006 and 2005 will probably be recovered. The “Income tax” line of the Statement of operations for the fiscal year ended December 31, 2005 includes the effect of the reversal during 2005 of the allowance recorded until December 31, 2004.
Under Argentine GAAP, the main deferred tax liability corresponds to the recognition of a temporary difference caused by inflation accounting applied on non monetary assets and liabilities. Under U.S. GAAP this temporary difference does not exist (see points b).1. and c) of this note).

The reserve under U.S. GAAP as of December 31, 2003 had been partially reversed, with charge to the Income Tax line in the U.S. GAAP statement of operations for the year 2004, as a result of the greater certainty in the operating and economic environment prevailing during that year. In 2004, the portion of the reserve that was reversed related to the tax credit of minimum presumed income tax, which has a statue of limitation for its use of 10 years, while such period for income tax carryforwards is 5 years.

4.	Revenue Recognition

For U.S. GAAP, SEC Staff Accounting Bulletin (SAB) 104 “Revenue recognition”, which supersedes SAB 101 “Revenue recognition in Financial Statements”, requires the following adjustment with respect to the treatment under Argentine GAAP for certain installation revenues: i) installation revenues are not included in income of the period when the installation takes place but are deferred and amortized during the period representing the possible duration of the relationship with the customer, and ii) related costs are not charged to expense at installation but capitalized and depreciated in a similar period (see c).

In addition, in 2006 the Company agreed to receive a reduction of services provided under the Framework Agreement (see note 8.1.). Under Argentine GAAP, the Company recorded a gain for this reduction. Under U.S. GAAP, the reduction in the baseline is recognized on straight line basis over the period of the renegotiated contracts.

Revenue Arrangements with Multiple Deliverables

EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. Specifically, this issue addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. In applying this Issue, separate contracts with the same entity or related parties that are entered into at or near the same time are presumed to have been negotiated as a package and should, therefore, be evaluated as a single arrangement in considering whether there are one or more units of accounting. That presumption may be overcome if there is sufficient evidence to the contrary. This issue also addresses how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. The effect of this Issue is not significant for the Company.

5.	Debt Refinancing Costs

Under Argentine GAAP, material costs associated with the issuance of debt are deferred and charged to expense on a straight-line basis during the duration of the loan considering outstanding principal balances in the case of partially settled or restructured debt. However, U.S. GAAP EITF 96-19 specifies (see note 11.) that if new debt is issued in exchange for old debt, and the new debt is not deemed to have substantially different terms than the old debt, any costs incurred with third parties directly related to the exchange are expensed as incurred, and SFAS No. 15 specifies that if new debt is issued in exchange for old debt in a “troubled debt restructuring”, any costs incurred with third parties directly related to the exchange are expensed as incurred and expenses related to outstanding principal balances are charged to expenses based on new terms of debt (see c).

6.	Capitalized exchange difference

Under Argentine GAAP, when construction of work in progress extends over time, its value includes the cost of financing (interest and foreign exchange difference) the investment by third parties during the construction period until such time as the asset is ready to be used for an economic purpose.

Under U.S. GAAP, foreign exchange differences are expensed as incurred (see c).

7.	Accounting measurement of certain receivables and payables at their discounted value

Under Argentine GAAP certain assets and liabilities are to be measured in currency based on the calculation of their discounted value. Minimum presumed income tax credits have been valued following this criterion. Under U.S. GAAP, minimum presumed income tax credits are considered as deferred tax assets, as established by SFAS No. 109 “Accounting for Income Taxes”. Such SFAS provides that deferred tax assets should be stated at their current value without discounting (see c).

8.	Exchange offer transaction

In 2003, the Company exchanged new notes of the Company for outstanding COINTEL notes. Pursuant to an agreement with TISA, the COINTEL notes were simultaneously transferred to TISA in exchange for a reduction in the Company’s debt with TISA.

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

Under U.S. GAAP, the acquisition of the outstanding COINTEL notes was accounted for at fair value. The difference between the face value of the new notes issued by the Company and fair value was recorded as a discount on the new TASA notes and is accreted as an additional interest expense from the issuance date through the maturity date of the new Company notes, using the effective interest rate method. The difference between: i) the book value of the amount of debt owed to TISA that was settled in exchange for the transfer of an equivalent face value amount of COINTEL notes, and ii) the fair value of the COINTEL notes delivered, was accounted for as a capital contribution by TISA under U.S. GAAP (see c).

9.	Accounting for certain investments in Debt

As of December 31, 2004, the Company held a bond with the Argentine Government (“Patriotic Bond”), that had been valued at its estimated recoverable value as of such date, recording an allowance for impairment as a result of the Argentine Government’s decision to suspend the tender system for offsetting purposes against taxes and to include that bond on the list of eligible bonds for sovereign debt restructuring.

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

In 2005, the Company accepted the sovereign debt-restructuring proposal made by the Argentine Government exchanging its holdings of Patriotic Bonds for US$ denominated Discount Bonds (see c).

10.	Sale of the Company’s equity interest in Telinver S.A.

As described in note 16., on November 11, 2005, the Company sold 100% of its shares in Telinver S.A. and other related assets to TPI and TPII, companies controlled by TSA as of such date. As a result of this disposal, the Company has discontinued operations in the advertising exploitation business segment, as the Company continues only with the telecommunications segment.

Under Argentine GAAP, the Company has calculated the difference between the sales price and the book value of the shares transferred and: i) has deferred the recognition of 35 million amount, derived from the Company´s best estimate of possible evolution of the turnover tax claim against

Telinver S.A. until the uncertainty resolution, taking into account the sale contract payment terms and clauses dealing with contingencies, and ii) has recognized the gain as realized income from the transaction.

Under U.S. GAAP, the transferor should not recognize gains on sales and other transfers of assets between related parties under common control. Consequently, as of December 31, 2005, the Company recorded this transaction at book value, accounting for the difference between the sales price and the book value of the shares transferred (amounting to 100 million) as a capital contribution to the Company under U.S. GAAP. With respect to this disposal, there were certain minor price adjustments during 2006 (see c).

On July 24, 2006, TSA sold its total shareholding in TPI and TPII; therefore, as from that date TPI and TPII no longer belong to Telefónica Group.

11.	Regulation

Telefónica provides telephone services in Argentina and therefore is subject to regulatory control. Rates for services that are tariff regulated. Although changes in rates for services are to be authorized and computed based on applicable regulations (see note 9.), there is no fixed rate of return. Accordingly, the requirements of U.S. GAAP related to a business whose rates are regulated on the basis of its actual costs are not applicable to these financial statements.

12.	Comprehensive Income

The Company has not reported separately comprehensive income because there are no material differences between its net income and comprehensive income as defined by SFAS No. 130.

13.	New accounting pronouncements (U.S. GAAP)

i)	Fair Value Measurements

On September 15, 2006, the FASB issued SFAS No. 157 “Fair Value Measurements”. This new standard provides guidance for using fair value to measure assets and liabilities. The FASB believes the standard also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings.

According to this Statement, prior to SFAS No. 157, the methods for measuring fair value were diverse and inconsistent, especially for items that are not actively traded. The standard clarifies that for items that are not actively traded, such as certain kinds of derivatives, fair value should reflect the price in a transaction with a market participant, including an adjustment for risk, not just the company’s mark-to-model value. SFAS No. 157 also requires expanded disclosure of the effect on earnings for items measured using unobservable data.

The provisions of SFAS No. 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Early adoption is permitted. The Company does not expect that the adoption of SFAS No. 157 will have a material effect on its financial position or results of operations.

ii)	Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans- an Amendment of FASB Statements No. 87, 88, 106, and 132(R)

On September 29, 2006, the FASB issued SFAS No. 158 “Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - An Amendment of FASB Statements No. 87, 88, 106, and 132(R)”. This new standard requires an employer that is a business entity and sponsors one or more single-employer defined benefit plans to: (a) recognize in its statement of financial position an asset for a plan’s overfunded status or a liability for a plan’s underfunded status; (b) measure a plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year (with limited exceptions); and (c) recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur. Those changes will be reported in comprehensive income. The requirement to recognize the funded status of a benefit plan and the disclosure requirements are effective for fiscal years ending after December 15, 2006, for entities with publicly traded equity securities, and at the end of the fiscal year ending after June 15, 2007, for all other entities. The requirement to measure plan assets and benefit obligations as of the date of the employer’s fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. Early application of the recognition or measurement date provisions is encouraged. The adoption of SFAS No. 158 does not have a material effect on the Company’s financial position or results of operations.

iii)	The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115

On February 15, 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115”. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments.

The fair value option established by SFAS 159 permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date.

The fair value option: a) may be applied to each instrument, with a few exceptions, such as investments otherwise accounted for by the equity method, b) is irrevocable (unless a new election date occurs), and c) is applied only to entire instruments and not to portions of instruments.

This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted, provided the entity also elects to apply the provisions of FASB Statement No. 157, Fair Value Measurements. The Company is analyzing the effects of this Statement.

iv)	Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109

On July 13, 2006, FASB Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109, was issued. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The new FASB standard also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

The evaluation of a tax position in accordance with FIN 48 is a two-step process. The first step is a recognition process whereby the enterprise determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the enterprise should presume that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. The second step is a measurement process whereby a tax position that meets the more-likely-than-not recognition threshold is calculated to determine the amount of benefit to be recognized in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement.

The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. Earlier application is permitted as long as the enterprise has not yet issued financial statements, including interim financial statements, in the period of adoption. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption of this standard. Only tax positions that meet the more-likely-than-not recognition threshold at the effective date may be recognized or continue to be recognized upon adoption of FIN 48. The cumulative effect of applying the provisions of FIN 48 should be reported as an adjustment to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) for that fiscal year. The Company is analyzing the effects of this Interpretation.

c) The following is a summary of the adjustments to net income/(loss) and shareholders’ equity that would have been required had U.S. GAAP been applied instead of Argentine GAAP in the accompanying financial statements (amounts expressed in million of Argentine pesos):

	Dec-31-06	Dec-31-05	Dec-31-04
Net income / (loss) according to financial statements, Argentine GAAP in constant pesos	222	767	(8)

U.S. GAAP adjustments
Increase (decrease) due to:
Reversal of inflation restatement and monetary results (see b.1)	466	514	595
Capitalized interest(a)(b) (see b.2)	(1)	(1)	(1)
Revenue recognition (see b.4)	(9)	8	9
Deferred income tax(c) (see b.3)	(166)	359	85
Debt refinancing costs (see b.5)	4	5	6
Capitalized exchange differences (see b.6)	1	1	2
Settlement of related-party debt (see b.8)	(14)	(10)	(10)
Reversal of Recovery of Impairment of Patriotic Bond (see b.9)	-	4	(4)
Discounted value of assets (see b.7)	4	6	3
Capital contribution (see b.10)	(3)	(100)	-
Other(d)	(1)	-	-

Net income in accordance with U.S. GAAP	503	1,553	677

	Dec-31-06	Dec-31-05
Shareholders’ equity, according to financial statements, Argentine GAAP in constant pesos	2,129	2,955

U.S. GAAP adjustments
Increase (decrease) due to:
Reversal of inflation restatement and monetary results from continuing operations (see b.1):
—Fixed assets and other assets	(2,292)	(2,756)
—Intangible assets	(11)	(14)
—Trade payables	34	35
Capitalized interest(a)(b) (see b.2)	1	2
Deferred income tax (see b.3)	775	941
Revenue recognition (see b.4)	(15)	(6)
Capitalized exchange differences (see b.6)	(6)	(7)
Debt refinancing costs (see b.5)	(2)	(6)
Settlement of related-party debt (see b.8)	52	66
Discounted value of assets (see b.3 and 7)	13	9
Other(d)	-	1

Shareholders’ equity in accordance with U.S. GAAP	678	1,220

(a)	In the fiscal years ended December 31, 2006, 2005 and 2004 there was no additional gross interest capitalized for U.S. GAAP purposes.

(b)	As of December 31, 2006 and 2005, the original value of the adjustment amounts to 33 million, while accumulated depreciation amounts to 32 million and 31 million, respectively.

(c)	Deferred income tax adjustment according to U.S. GAAP:

	(Expense) Income
	Dec-31-06	Dec-31-05	Dec-31-04
U.S. GAAP adjustments to income from continuing operations related to reconciling items:
Revenue recognition	3	(3)	(3)
Debt refinancing costs	(1)	(2)	(2)
Capitalized exchange differences	-	-	(2)
Settlement of related-party debt	5	4	4
Reversal of Recovery of Impairment of Patriotic Bond	-	(1)	1
Discounted value of assets	(1)	(2)	-
Reversal of inflation restatement(e)	(172)	(176)	-
Reversal of valuation allowance(f)	-	539	87

Total deferred income tax from continuing operations (expense) / income	(166)	359	85

(d)	Other includes certain other adjustments which either individually or in the aggregate do not exceed 1 million.

(e)	For the fiscal year ended December 31, 2004, deferred income tax adjustment related to reversal of inflation restatement is offset by valuation allowance.

(f)	See note b.3.

	Dec-31-06	Dec-31-05	Dec-31-04
Earnings / (Losses) per share (1):
Under Argentine GAAP(3):
From continuing operations, in constant pesos(2)	0.0155	0.0380	(0.0003)
From discontinued operations, in constant pesos(2)	0.0002	0.0059	(0.0002)
Amounts per financial statements in accordance with Argentine GAAP, in constant pesos(2)	0.0157	0.0439	(0.0005)
Under U.S. GAAP(4)(2)
From continuing operations	0.0720	0.2204	0.0968
From discontinued operations	0.0000	0.0020	0.0001
Net earning per share	0.0720	0.2224	0.0969

Earnings / (Losses) per ADS(1):
Under Argentine GAAP(3):
From continuing operations, in constant pesos(2)	1.2543	3.8029	(0.0286)
From discontinued operations, in constant pesos(2)	0.0172	0.5899	(0.0172)
Amounts per financial statements in accordance with Argentine GAAP, in constant pesos(2)	1.2715	4.3928	(0.0458)

Under U.S.GAAP(2)(4):
Net earning per ADS from continuing operations	2.8808	8.8142	3.8716
Net earning per ADS from discontinued operations	0.0000	0.0802	0.0057
Net earning per ADS	2.8808	8.8944	3.8773

Weighted average number of shares outstanding(5)	6,984,200,296(5)	6,984,200,296(5)	6,984,200,296(5)

Weighted average number of ADS outstanding(5)	174,605,007(5)	174,605,007(5)	174,605,007(5)

(1)	Diluted earnings per share and ADS are the same as earnings per share, as there are no outstanding options to purchase shares.

(2)	Amounts expressed in Argentine pesos.

(3)	See Note 2.3.m).

(4)
Under U.S. GAAP, the Company calculated the net earnings/loss per share and per ADS on the basis of weighted average of common outstanding shares (net of the common treasury shares) computing retroactively the effects as of December 31, 2005 and 2004, considering the redemption of outstanding shares carried out as a result of the voluntary capital stock reduction and the change in the face value of the shares (see note 6.).

(5)	For U.S. GAAP calculation purposes.

d)  Other significant U.S. GAAP disclosure requirements.

The following represent additional financial statements disclosures required under U.S. GAAP.

1)   Deferred income tax:

The following table presents the components of the Company’s deferred tax balance from continuing operations (based on a U.S. GAAP balance sheet).

	Dec-31-06	Dec-31-05
Deferred tax assets:
Allowance for doubtful accounts	46	40
Contingencies and other nondeductible accruals and reserves	228	166
Income tax loss carryforwards and tax on minimum presumed income credits	466	747
Deferred revenues	45	44
Debt refinancing costs	1	2
Foreign exchange loss deductible in future years	-	53
Derivative instruments	2	3
	788	1,055
Deferred tax liabilities:
Differences between tax and book basis of assets	123	146
Capitalized interest	1	1
Dismissal accrual for tax purposes	13	14
Settlement of related party debt	18	23
Other	2	5
	157	189
Net deferred assets from continuing operations(1)	631	866
_______________
(1)
As of December 31, 2006 the net current tax assets amount to 423 million and the net non-current tax assets amount to 208 million. As of December 31, 2005 the net current tax assets amount to 367 million and the net non-current tax assets amount to 499 million.

	Dec-31-06	Dec-31-05	Dec-31-04
Income tax expense from continuing operations at the statutory income tax rate in accordance with U.S. GAAP	(273)	(282)	(207)
Permanent differences:
Reversal of allowance for deferred tax assets	-	1,013	296
Non taxable earnings/Non deductible expenses	(5)	3	(4)
Income tax (expense) / benefit from continuing operations	(278)	734	85

2)	Loans to directors and employees:

Loans to the Company’s directors and employees were as follows:

	Dec-31-06	Dec-31-05
Balance in Argentine pesos	6	2

There were no loans to individuals in excess of US$ 100,000.

3)	Disclosures about fair value of financial instruments:

U.S. GAAP requires disclosure of the estimated fair value of Company’s financial instruments (see notes 2.3.b) and 2.3.i) for disclosure of fair value of financial instruments). The following methods and assumptions were used to estimate the fair value of each class of financial instruments.

The carrying amounts of cash, cash equivalents, marketable securities and current receivables and payables are considered to approximate to their fair values.

The fair value estimated by the Company for other instruments is as follows:

	Dec-31-06	Dec-31-05
Negotiable obligations (quoted prices)	2,250	2,627
Negotiable obligations (carrying amounts)	2,125	2,493
Long-term financing (fair values)	52	53
Long-term financing (carrying amounts)	61	62
Foreign bank loans (fair values)	146	175
Foreign bank loans (carrying amounts)	122	149

The carrying amounts of financial instruments and bank and financial debt other than those previously mentioned are considered to approximate to their fair values.

4)	Operating Leases

The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2006:

Year ending December 31:	2006
2007	16
2008	10
2009	3
2010	3
2011	1
Later years	2
Total minimum payments required	35

e)	Balance sheet under U.S. GAAP. Condensed balance sheets determined under U.S. GAAP as of December 31, 2006 and 2005 are presented as follows:

Balance Sheet under U.S. GAAP	Dec-31-06	Dec-31-05
Cash	23	22
Investments	271	341
Trade receivables	450	395
Other receivables(1)	489	431
Inventories	3	3
Other assets	4	3
Current assets	1,240	1,195

Trade receivables	1	1
Other receivables	215	731
Investments	-	1
Fixed assets	3,147	3,267
Intangible assets	22	27
Non current assets	3,385	4,027

Assets from discontinued operations	16	18

Total assets	4,641	5,240

Balance Sheet under U.S. GAAP	Dec-31-06	Dec-31-05
Trade payables	674	540
Bank and financial payables	793	519
Payroll and social security taxes payable	130	89
Taxes payable	162	126
Other payables	75	56
Reserves	80	100
Current liabilities	1,914	1,430

Trade payables	102	114
Bank and financial payables	1,550	2,175
Payroll and social security taxes payable	15	13
Other payables	28	36
Reserves	319	203
Non current liabilities	2,014	2,541

Liabilities from discontinued operations	35	49

Total liabilities	3,963	4,020

Shareholders’ equity	678	1,220

Total liabilities and shareholders’ equity	4,641	5,240

(1)	Includes 423 million and 367 million of deferred net tax assets and 66 million and 64 million of other receivables as of December 31, 2006 and 2005, respectively.

f)    Statement of operations under U.S. GAAP:

Under U.S. GAAP, items included in Other expenses, net, are deducted from the line Operating Income.

Under U.S. GAAP, turnover tax is classified net in “Net revenues”.

Condensed statements of operations determined under U.S. GAAP for the fiscal years ended 2006, 2005 and 2004 are presented as follows:

	Dec-31-06	Dec-31-05	Dec-31-04
Net revenues	3,637	3,281	2,997
Cost of services provided	(1,776)	(1,517)	(1,450)

Gross profit	1,861	1,764	1,547
Administrative expenses	(387)	(357)	(314)
Selling expenses	(380)	(294)	(192)
Exchange differences, net	(1)	2	4

Operating Income	1,093	1,115	1,045

	Dec-31-06	Dec-31-05	Dec-31-04
Loss on equity investments	(1)	-	(1)
Financial income on assets	90	47	44
Financial loss on liabilities	(401)	(357)	(497)

Income before income tax from continuing operations	781	805	591
Income tax from continuing operations	(278)	734	85

Net income for the year from continuing operations	503	1,539	676

Loss from discontinued operations	-	(4)	(4)
Income tax from discontinued operations	-	18	5

Net income for the year	503	1,553	677

21.     OTHER FINANCIAL STATEMENT INFORMATION

The following tables present additional financial statement disclosures required under Argentine GAAP:

a)	Fixed assets
b)	Intangible assets
c)	Investments in shares, securities issued in series and holdings in other companies
d)	Other investments
e)	Allowances and accruals
f)	Cost of goods sold
g)	Assets and liabilities in foreign currency
h)	Expenses incurred

a) Fixed assets

TELEFONICA DE ARGENTINA S.A.
AS OF DECEMBER 31, 2006
(amounts stated in millions of Argentine pesos, restated as described in note 2.1.)

	Original value
Main account	Amounts at beginning of year	Increases	Net Retirements	Transfers	Amounts at end of year
Land	113	-	-	(2)	111
Buildings	1,725	-	(5)	4	1,724
Switching equipment	4,192	-	(5)	48	4,235
Transmission equipment	4,058	1	(1)	166	4,224
Network installation	7,588	-	(17)	68	7,639
Telephones, switchboards and booths	660	29	(7)	9	691
Furniture, software and office equipment	1,244	2	(8)	77	1,315
Automobiles	57	5	(1)	-	61
Work in process(1)	310	401	-	(287)	424
Materials(2)	57	117	(51)	(73)	50
Prepayments to vendors	19	13	-	(17)	15
Total	20,023	568	(95)	(7)(3)	20,489

	Depreciation
Main account	Accumulated at beginning of year	Useful life (in years)	For the year	Retirements	Transfers	Accumulated at end of year	Net book value at end of year
Land	-	-	-	-	-	-	111
Buildings	566	50	42	(2)	(2)	604	1,120
Switching equipment	3,751	10	169	(5)	-	3,915	320
Transmission equipment	3,046	10	272	(1)	-	3,317	907
Network installation	4,960	15	437	(17)	-	5,380	2,259
Telephones, switchboards and booths	627	5-7	17	(7)	-	637	54
Furniture, software and office equipment	1,089	1-3	115	(8)	-	1,196	119
Automobiles	34	5	10	(1)	-	43	18
Work in process	-	-	-	-	-	-	424
Materials(2)	-	-	-	-	-	-	50
Prepayments to vendors	-	-	-	-	-	-	15
Total	14,073		1,062	(41)	(2)(3)	15,092	5,397

(1)	Capitalized interests in work in process amount to 9 million. See note 2.3.f).

(2)	Net of 21 million of obsolescence allowance.

(3)	Correspond to real property intended for sale. See note 2.3.e).

a) Fixed assets

TELEFONICA DE ARGENTINA S.A.
AS OF DECEMBER 31, 2005
(amounts stated in millions of Argentine pesos, restated as described in note 2.1.)

	Original value
Main account	Amounts at beginning of year	Discontinued operations (3)	Amounts at beginning of year from continuing activities	Increases	Net Retirements	Transfers	Amounts at end of year
Land	117	(4)	113	-	-	-	113
Buildings	1,740	(17)	1,723	-	-	2	1,725
Switching equipment	4,149	-	4,149	-	(11)	54	4,192
Transmission equipment	3,890	-	3,890	1	(1)	168	4,058
Network installation	7,559	-	7,559	-	-	29	7,588
Telephones, switchboards and booths	626	-	626	28	(5)	11	660
Furniture, software and office equipment	1,054	(31)	1,023	13	-	208	1,244
Automobiles	33	-	33	24	-	-	57
Work in process(1)	396	-	396	327	-	(413)	310
Materials(2)	87	-	87	73	(44)	(59)	57
Prepayments to vendors	12	-	12	7	-	-	19
Total	19,663	(52)	19,611	473	(61)	-	20,023

	Depreciation
Main account	Accumulated at beginning of year	Discontinued operations (3)	Amounts at beginning of year from continuing activities	Useful life (in years)	For the year	Retirements	Accumulated at end of year	Net book value at end of year
Land	-	-	-	-	-	-	-	113
Buildings	535	(10)	525	50	41	-	566	1,159
Switching equipment	3,557	-	3,557	10	205	(11)	3,751	441
Transmission equipment	2,770	-	2,770	10	277	(1)	3,046	1,012
Network installation	4,526	-	4,526	15	434	-	4,960	2,628
Telephones, switchboards and booths	621	-	621	5-7	11	(5)	627	33
Furniture, software and office equipment	1,031	(30)	1,001	1-3	88	-	1,089	155
Automobiles	27	-	27	5	7	-	34	23
Work in process	-	-	-	-	-	-	-	310
Materials(2)	-	-	-	-	-	-	-	57
Prepayments to vendors	-	-	-	-	-	-	-	19
Total	13,067	(40)	13,027		1,063	(17)	14,073	5,950

(1)	Capitalized interests in work in process amount to 11 million. See note 2.3.f).

(2)	Net of 21 million of obsolescence allowance.

(3)	See note 16.

a) Fixed assets

TELEFONICA DE ARGENTINA S.A.
AS OF DECEMBER 31, 2004
(amounts stated in millions of Argentine pesos, restated as described in note 2.1.)

	Original value
Main account	Amounts at beginning of year	Discontinued operations (3)	Amounts at beginning of year from continuing activities	Increases	Net Retirements	Transfers	Amounts at end of year
Land	117	(4)	113	-	-	-	113
Buildings	1,740	(17)	1,723	-	-	-	1,723
Switching equipment	4,131	-	4,131	-	-	18	4,149
Transmission equipment	3,796	-	3,796	-	-	94	3,890
Network installation	7,543	-	7,543	-	(1)	17	7,559
Telephones, switchboards and booths	626	-	626	24	(32)	8	626
Furniture, software and office equipment	1,033	(31)	1,002	3	-	18	1,023
Automobiles	27	-	27	6	-	-	33
Work in process(1)	215	-	215	293	-	(112)	396
Materials(4)	77	-	77	109(2)	(56)	(43)	87
Prepayments to vendors	10	-	10	2	-	-	12
Total	19,315	(52)	19,263	437	(89)	-	19,611

	Depreciation
Main account	Accumulated at beginning of year	Discontinued operations (3)	Amounts at beginning of year from continuing activities	Useful life (in years)	For the year	Retirements	Accumulated at end of year	Net book value at end of year
Land	-	-	-	-	-	-	-	113
Buildings	495	(10)	485	50	40	-	525	1,198
Switching equipment	3,301	-	3,301	10	256	-	3,557	592
Transmission equipment	2,488	-	2,488	10	282	-	2,770	1,120
Network installation	4,091	-	4,091	15	436	(1)	4,526	3,033
Telephones, switchboards and booths	609	-	609	5	44	(32)	621	5
Furniture, software and office equipment	964	(29)	935	1-3	66	-	1,001	22
Automobiles	25	-	25	5	2	-	27	6
Work in process	-	-	-	-	-	-	-	396
Materials(4)	-	-	-	-	-	-	-	87
Prepayments to vendors	-	-	-	-	-	-	-	12
Total	11,973	(39)	11,934		1,126	(33)	13,027	6,584

(1)	Capitalized interests in work in process amount to 8 million. See note 2.3.f).

(2)	Includes 9 million corresponding to assets transferred from inventories.

(3)	See note 16.

(4)	Net of 21 million of obsolescence allowance.

b) Intangible assets

TELEFONICA DE ARGENTINA S.A.
AS OF DECEMBER 31, 2006
(amounts stated in millions of Argentine pesos, restated as described in note 2.1.)

	Original cost
Main account	At beginning of year	At end of year
Licenses to use the logo and trademarks	40	40
Deferred debt refinancing costs	76	76
License (frequencies)	59	59
No competition obligation	2	2
Total	177	177

	Amortization
Main account	At beginning of year	For the year	At end of year	Net book value at end of year
Licenses to use the logo and trademarks	14	3	17	23
Deferred debt refinancing costs	62	6	68	8
License (frequencies)	55	1	56	3
No competition obligation	-	1	1	1
Total	131	11	142	35

b) Intangible assets

TELEFONICA DE ARGENTINA S.A.
AS OF DECEMBER 31, 2005
(amounts stated in millions of Argentine pesos, restated as described in note 2.1.)

	Original cost
Main account	At beginning of year	Discontinued operations (3)	Amounts at beginning of year from continuing activities	Net Retirements (1)	Increases	At end of year
Licenses to use the logo and trademarks	50	(3)	47	(7)	-	40
Assignment of rights	22	(22)	-	-	-	-
No competition obligation	6	(5)	1	-	1	2
Deferred debt refinancing costs	76	-	76	-	-	76
License (frequencies)	59	-	59	-	-	59
Total	213	(30)	183	(7)	1(2)	177

	Amortization
Main account	At beginning of year	Discontinued operations (3)	Amounts at beginning of year from continuing activities	For the year	Retirements (1)	At end of year	Net book value at end of year
Licenses to use the logo and trademarks	19	(2)	17	3	(6)	14	26
Assignment of rights	16	(16)	-	-	-	-	-
No competition obligation	4	(4)	-	-	-	-	2
Deferred debt refinancing costs	54	-	54	8	-	62	14
License (frequencies)	53	-	53	2	-	55	4
Total	146	(22)	124	13	(6)	131	46

(1)	In 2005, as a result of the transaction mentioned in note 16., the Company transferred certain trademarks to Telinver S.A.

(2)	Includes 1 million transferred from other receivables.

(3)	See note 16.

TELEFONICA DE ARGENTINA S.A.
AS OF DECEMBER 31, 2004
(amounts stated in millions of Argentine pesos, restated as described in note 2.1.)

	Original cost
Main account	At beginning of year	Discontinued operations (1)	Amounts at beginning of year from continuing activities	Increases	At end of year
Licenses to use the logo and trademarks	50	(3)	47	-	47
Assignment of rights	22	(22)	-	-	-
No competition obligation	5	(5)	-	1	1
Deferred debt refinancing costs	75	-	75	1	76
License (frequencies)	59	-	59	-	59
Total	211	(30)	181	2	183

	Amortization
Main account	At beginning of year	Discontinued operations (1)	Amounts at beginning of year from continuing activities	For the year	At end of year	Net book value at end of year
Licenses to use the logo and trademarks	16	(2)	14	3	17	30
Assignment of rights	14	(14)	-	-	-	-
No competition obligation	3	(3)	-	-	-	1
Deferred debt refinancing costs	45	-	45	9	54	22
License (frequencies)	51	-	51	2	53	6
Total	129	(19)	110	14	124	59

(1)	See note 16.

c) Investments in shares, securities issued in series and holdings in other companies

TELEFONICA DE ARGENTINA S.A.
AS OF DECEMBER 31, 2006 AND 2005
(amounts stated in millions of Argentine pesos)

	2006					2005
Name and features	Class of shares	Face value of shares	Number of shares or securities	Inflation adjusted cost	Book Value	Book Value

Current assets (1)

Government securities - Discount bond	-	U.S.$1.0	9,404,416	-	36	25
Government securities - Pro 13 bond	-	AR$1.0	9,996,594	-	9	-
E-Commerce Latina S.A.	Common	AR$1.0	808,354	33	-	-

Total current					45	25

Noncurrent assets(1)

Affiliates
E-Commerce Latina S.A.	-	-	-	-	-	1

Total noncurrent					-	1

Total					45	26

(1)	See note 2.3.b).

d) Other investments

TELEFONICA DE ARGENTINA S.A.
AS OF DECEMBER 31, 2006 AND 2005
(amounts stated in millions of Argentine pesos)

	2006	2005
Main account and features	Book value

Current investments:

Foreign currency deposits (note 21.g)	33	260
Local currency deposits	-	33
Foreign currency mutual funds (note 21.g)	192	-
Local currency mutual funds	1	23

Total	226	316

e) Allowances and accruals

TELEFONICA DE ARGENTINA S.A.
AS OF DECEMBER 31, 2006, 2005 AND 2004
(amounts stated in millions of Argentine pesos)

	2006
Account	Balance at beginning of year	Increases	Decreases	Balance at end of year
Deducted from current assets:
For doubtful accounts	137	60(1)	(42)(2)	155
For impairment in value and slow turnover	2	-	-	2
	139	60	(42)	157
Deducted from noncurrent assets:
For doubtful accounts	4	1(1)	(2)(2)	3
	4	1	(2)	3
Total	143	61	(44)	160

Included in current liabilities:
Reserves	100	7	(27)(7)	80

Included in noncurrent liabilities:
Reserves	203	170	(54)	319
Total	303	177(3)	(81)	399

	2005
Account	Balance at beginning of year	Discontinued operations (6)	Balance at beginning of year from continuing activities	Increases	Transfers	Decreases	Balance at end of year
Deducted from current assets:
For doubtful accounts	149	(6)	143	77(1)	-	(83)(2)	137
For impairment in value and slow turnover	3	-	3	-	-	(1)	2
	152	(6)	146	77	-	(84)	139
Deducted from noncurrent assets:
For doubtful accounts	10	(1)	9	4(1)	-	(9)(2)	4
For other receivables – Impairment of Patriotic Bond	56	-	56	3(5)	-	(59)	-
	66	(1)	65	7	-	(68)	4
Total	218	(7)	211	84	-	(152)	143

Included in current liabilities:
Reserves	4	(4)	-	-	100	-	100

Included in noncurrent liabilities:
Allowance of deferred taxes(4)	500	(26)	474	-	-	(474)	-
Reserves	267	-	267	71	(100)	(35)	203
Total	771	(30)	741	71(3)	-	(509)	303

(1)	Included in selling expenses in the statement of operations.

(2)	In 2006 and 2005, includes 26 million and 61 million, respectively, for recovery of doubtful accounts.

(3)
In 2006 and 2005, includes 99 million and 56 million disclosed under “Other expenses, net” and 78 million and 13 million disclosed under “Financial income/(expense) and holding (losses) on liabilities”, respectively, in the statement of operations.

(4)	See note 2.3.j).

(5)	Net of 2 million, disclosed under “Financial income and holding gains/(losses) on assets – Exchange differences” in the statement of operations.

(6)	See note 16.

(7)	Includes a recovery of 22 million disclosed under “Other expenses, net” in the statement of operations.

e) Allowances and accruals (cont.)

TELEFONICA DE ARGENTINA S.A.
AS OF DECEMBER 31, 2006, 2005 AND 2004
(amounts stated in millions of Argentine pesos)

	2004
Account	Balance at beginning of year	Discontinued operations (5)	Balance at beginning of year from continuing activities	Increases	Decreases	Balance at end of year
Deducted from current assets:
For doubtful accounts	216	(8)	208	60(3)	(125)(1)	143
For impairment in value and slow turnover	7	-	7	-	(4)	3
	223	(8)	215	60	(129)	146
Deducted from noncurrent assets:
For doubtful accounts	8	(1)	7	2(3)	-	9
For other receivables - Impairment of Patriotic Bond	60	-	60	-	(4)(6)	56
	68	(1)	67	2	(4)	65
Total	291	(9)	282	62	(133)	211

Included in current liabilities:
Reserves	3	(3)	-	-	-	-
Included in noncurrent liabilities:
Allowance of deferred tax assets(4)	514	(38)	476	-	(2)	474
Reserves	219	-	219	121	(73)	267
Total	736	(41)	695	121(2)	(75)	741

(1)	Includes 85 million for recovery of doubtful accounts.

(2)	Includes 99 million disclosed under “Other expenses, net” and 22 million disclosed under “Financial income/(expense) and holding losses on liabilities”, respectively in the statements of operations.

(3)	Included in selling expenses in the statements of operations.

(4)	See note 2.3.j).

(5)	See note 16.

(6)	Net of 1 million disclosed under “Financial income and holding gains/(losses) on assets – Exchange differences” in the statement of operations.

f) Cost of good sold

TELEFONICA DE ARGENTINA S.A.
AS OF DECEMBER 31, 2006, 2005 AND 2004
(amounts stated in millions of Argentine pesos)

	2006	2005	2004
Inventories at beginning of year	5	11	20
Inventories at beginning of year from discontinued operations	-	(3)	(3)
Purchases	13	13	14
Transfers(1)	-	-	(9)
Subtotal	18	21	22
Inventories at end of year	(5)	(5)	(8)
Total (note 3.1.l)	13	16	14

(1)	Assets transferred to fixed assets.

g) Assets and liabilities in foreign currency

TELEFONICA DE ARGENTINA S.A.
AS OF DECEMBER 31, 2006 AND 2005
(amounts stated in millions of Argentine pesos)

	2006				2005
	Amount in units of foreign currency (1) (in millions)	Currency	Exchange rate	Book value in millions of pesos	Amount in units of foreign currency (1) (in millions)	Currency	Book value in millions of pesos
ASSETS
Current assets
Cash
In Banks	-	US$	3.069500	1	4	US$	13

Investments
Foreign currency deposits	11	US$	3.069500	33	86	US$	260
Government securities	12	US$	3.069500	36	8	US$	25
Mutual funds	62	US$	3.069500	192	-		-

Trade receivables	15	US$	3.069500	47	7	US$	21
	1	SDR	4.617756	3	2	SDR	8
Other receivables
Related companies	3	US$	3.069500	8	3	US$	9
Prepayment to vendors(2)	-	-	-	-	-	US$	1
	3	EURO	4.039100	13	3	EURO	11
Financial instruments	-	US$	3.069500	1	-	US$	1
Other	1	US$	3.069500	2	1	US$	2

Total current assets				336			351

Noncurrent assets

Other receivables
Financial instruments	-	-	-	-	-	US$	1
Related companies	-	-	-	-	67	US$	203
Other	1	US$	3.069500	2	1	US$	2

Total noncurrent assets				2			206

Total assets				338			557

LIABILITIES
Current liabilities
Trade payables	47	US$	3.069500	144	32	US$	97
	-	SDR	4.617756	1	2	SDR	8
	2	EURO	4.039100	9	3	EURO	10
	1	BRL	1.439850	1	-	-	-

Bank and financial payables	204	US$	3.069500	627	99	US$	301
	2	EURO	4.039100	8	2	EURO	7
	1,088		¥0.025740	28	1,096		¥28
Other payables
Related companies	-	US$	3.069500	1	-	US$	1
	3	EURO	4.039100	12	3	EURO	10
Financial instruments	4	US$	3.069500	11	4	US$	12

Total current liabilities				842			474

Noncurrent liabilities
Trade payables	1	US$	3.069500	3	1	US$	2

	2006				2005
	Amount in units of foreign currency (1) (in millions)	Currency	Exchange rate	Book value in millions of pesos	Amount in units of foreign currency (1) (in millions)	Currency	Book value in millions of pesos

Bank and financial payables	474	US$	3.069500	1,455	665	US$	2,016
	13	EURO	4.039100	53	15	EURO	55
	3,630		¥0.025740	94	4,667		¥120

Other payables
Financial instruments	5	US$	3.069500	14	6	US$	17

Total noncurrent liabilities				1,619			2,210

Total liabilities				2,461			2,684

(1)	Includes figures less than 1 million in foreign currency.
(2)	Includes 12 million, in 2006 and 2005, respectively, corresponding to prepayment to vendors for purchases of fixed assets (see note 21.a).

US$:	U.S. dollars	¥:	Yens
EURO:	European Currency	SDR:	Special Drawing Rights
BRL:	Brazilian Reals

h) Expenses incurred

TELEFONICA DE ARGENTINA S.A.
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(amounts stated in millions of Argentine pesos)

	2006					2005	2004
ACCOUNT	OPERATING EXPENSES	ADMINISTRATIVE EXPENSES	SELLING EXPENSES	OTHER EXPENSES, NET	TOTAL	TOTAL	TOTAL
Salaries and social security taxes	414	70	88	-	572	447	393
Other payroll expenses	3	3	1	-	7	9	8
Fixed assets depreciation	926	108	28	-	1,062	1,063	1,126
Fees and payments for services	460	159	87	-	706	608	517
Taxes(3)	50	2	169	-	221	200	182
Advertising	-	-	84	-	84	75	63
Directors’ and statutory auditors’ payments	-	6	-	-	6	5	6
Insurance	-	13	-	-	13	13	12
Material consumption and other expenditures	64	10	6	-	80	66	71
Management fee	66	8	-	-	74	75	68
Transportation	27	-	-	-	27	25	17
Rentals	26	3	2	-	31	29	38
Commissions	-	-	26	-	26	25	22
Allowance for doubtful accounts	-	-	61	-	61	81	62
Recovery of doubtful accounts(1)	-	-	(35)	-	(35)	(75)	(105)
Tax on bank transactions	-	35	-	-	35	32	32
Net book value of fixed assets retired	-	-	-	3	3	-	-
Intangible assets amortization(2)	5	-	-	-	5	5	5
Employee terminations	-	-	-	35	35	13	37
Other	-	-	-	81	81	51	93
Total 2006	2,041	417	517	119	3,094
Total 2005	1,867	394	422	64		2,747
Total 2004	1,888	323	306	130			2,647

(1)	In 2006, 2005 and 2004 it includes 9 million, 14 million and 20 million related to collections from customers written off as of December 31, 2005, 2004 and 2003, respectively.

(2)
In 2006, 2005 and 2004, not including 6 million, 8 million and 9 million, respectively, corresponding to amortization of debt refinancing costs, which are disclosed under “Other Financial income/(expense) and holding (losses) on liabilities” in the statements of operations.

(3)	In 2006, 2005 and 2004 includes 144 million, 132 million and 122 million of turnover tax.