Form 20-F
period 2007-12-31
TELEFONICA OF ARGENTINA INC
filed 2008-04-21
CIK 914242

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
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

☐  Yes     ☒   No

TABLE OF CONTENTS

Page

FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS	2
PRESENTATION OF FINANCIAL INFORMATION	3

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

Some of these factors are discussed in more detail in this Annual Report, including under Item 3: “Key Information—Risk Factors”, Item 4: “Information on the Company” and Item 5: “Operating and Financial Review and Prospects.” If one or more of these risks or uncertainties affects future events and circumstances, or if underlying assumptions do not materialize, actual results may materially differ from those described in this Annual

Report as anticipated, believed, estimated or expected. We have no plans to update any industry information or forward-looking statements set out in this Annual Report and have no obligation to update any such statements.

PRESENTATION OF FINANCIAL INFORMATION

Our audited financial statements as of December 31, 2007 and 2006 and for the fiscal years ended December 31, 2007, 2006 and 2005, and the notes thereto (the “Annual Financial Statements”) are set forth on pages F-1 through F-64 of this Annual Report.

Our Annual Financial Statements as of and for the fiscal years ended December 31, 2007, 2006 and 2005 included in this Annual Report were audited by Pistrelli, Henry Martin y Asociados S.R.L., Member Firm of Ernst & Young Global (“Ernst & Young”). Ernst & Young’s audit report dated April 4, 2008 is included in this Annual Report.

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

For the fiscal years ended December 31, 2007 and 2006 we use the exchange rate for our balance sheets and income statements as of each date or period-end quoted by the Banco Central de la República Argentina (the “Central Bank” or “BCRA”), in its  Communication A3500 (the “BCRA exchange rate”). For the explanation how this exchange rate is calculated see: http://www.bcra.gov.ar/pdfs/comytexord/A3500.pdf (the instructions are in Spanish). For the fiscal years ended December 31, 2005, 2004 and 2003, our balance sheets and income statements use the exchange rate as of each relevant date or period-end quoted by Banco de la Nación Argentina (“Banco Nación”). The change was mainly due to the fact that in the fiscal year 2006 almost all our operations and transactions are made with the BCRA exchange rate. The difference between the Banco Nación and the BCRA exchange rate is not material. Figures presented elsewhere in this Annual Report are translated taking into account the above mentioned sources.

As of December 31, 2007, the BCRA exchange rate was Ps.3.15 per U.S.$1.00 and as of April 16, 2008 such exchange rate was Ps.3.16 per U.S.$1.00. As of December 31, 2007 the Banco Nación exchange rate was Ps. 3.15 per U.S.$1.00 and as of April 16, 2008 such exchange rate was Ps.3.17 per U.S.$1.00. As of December 31, 2007 the yen exchange rate was Ps. 0.028 per ¥1.00 and as of December 31, 2007 the euro exchange rate was Ps.4.63 per €1.00. The reader should not construe the translation of currency amounts in this Annual Report to be representations that the peso amounts actually represent U.S. dollar amounts or that any person could convert the peso amounts into U.S. dollars at the rate indicated or at any other exchange rate. See Item 3: “Key Information—Selected Financial Data—Exchange Rate Information.”

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

ITEM 2.                      OFFER STATISTICS AND EXPECTED TIMETABLE.

Not applicable.

ITEM 3.                      KEY INFORMATION.

A.  Selected Financial Data.

The following tables set forth our selected consolidated financial and operating information for the fiscal years ended December 31, 2007, 2006, 2005, 2004 and 2003, and should be read in conjunction with, and are qualified in their entirety by reference to, our Annual Financial Statements and Item 5: “Operating and Financial Review and

Prospects.” The financial information presented as of December 31, 2005 and as of and for the fiscal years ended December 31, 2004 and 2003, which have been included in the selected financial and operating information for comparative purposes, were derived from our audited financial statements that are not included in this Annual Report.

We maintain our financial books and records and publish our financial statements in pesos and prepare our financial statements to conform to generally accepted accounting principles in effect in the City of Buenos Aires, Argentina, as issued by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”) and Comisión Nacional de Valores (the National Securities Commission, or “CNV”) rules. Accounting rules issued by the CNV may differ from time to time in the treatment of specific matters from the CPCECABA rules, which are professional accounting rules. This Annual Report sometimes refers to those professional accounting principles as “Argentine GAAP.” The financial statements included in this Annual Report have been prepared according to Argentine GAAP, with the exception of the application of inflation accounting for the period March – September 2003, as required by the CNV and legal regulations. Argentine GAAP differs from accounting principles generally accepted in the United States (“U.S. GAAP”). Such differences involve methods of measuring the amounts shown in the Annual Financial Statements, as well as additional disclosures required by U.S. GAAP and Regulation S-X of the Securities and Exchange Commission (the “SEC”). For example, one of the reasons why our shareholders’ equity under U.S. GAAP is lower than under Argentine GAAP in 2007, 2006 and 2005 and why our shareholders’ equity under U.S. GAAP was negative in 2004 and 2003, is because of the elimination of inflation accounting under U.S. GAAP. Note 18 to our Annual Financial Statements provides a summary of this and other significant differences between Argentine GAAP and U.S. GAAP as they relate to us, including the impact of such differences on our net income and shareholders’ equity.

According to generally accepted accounting principles applied by Telefónica, S.A. (“Telefónica”), the Company’s parent company, for purposes of its consolidated annual financial statements for its own financial reporting, Argentina did not meet the definition of a highly inflationary economy in any of the years from 2002 through 2007, inclusive. Therefore, Telefónica incorporates, for consolidation purposes, our balances without computing any adjustments for the inflation experienced during those fiscal years. In line with this, and for our own U.S. GAAP reconciliation, we have elected not to use the alternative of maintaining the 2003 and 2002 inflation adjustment that the SEC permits for countries such as Argentina, where local financial statements are presented restated for inflation. In accordance with CNV rules, we have restated our financial statements for inflation until February 28, 2003. Therefore, we have included in our U.S. GAAP reconciliation for the fiscal years ended December 31, 2007, 2006, 2005, 2004 and 2003 an adjustment eliminating the effects of the inflation computed during the fiscal year ended December 31, 2002 and for the period January – February 2003.

Until December 31, 2004, we issued consolidated annual financial statements, which included financial information of Telinver S.A. (“Telinver”). See Item 4: “Information on the Company—Business Overview—Disposal of Telinver-Publishing of Telephone Directories.” From November 2005 and as a consequence of the disposition of our equity interest in Telinver, we do not consolidate our financial statements with Telinver. Accordingly, the balances, revenues, costs, expenses, and cash flows of Telinver and those related to its disposal have been excluded from the respective captions in balance sheets, statements of operations and statements of cash flows for the years ended December 31, 2007, 2006, 2005, 2004 and 2003, and have been reported under “Net assets/(liabilities) from discontinued operations” and “Income/(loss) from discontinued operations” accounts as of such dates in our Annual Financial Statements.

Accordingly, financial data related to our interest in Telinver S.A. included in this Annual Report as of and for the fiscal years ended December 31, 2003 through 2007 is disclosed under Discontinued Operations. See Note 14 to our Annual Financial Statements. In addition, unless specifically noted, amounts disclosed in this Annual Report are for continuing operations.

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

Presentation of Figures in Constant Argentine Pesos

Our financial statements under Argentine GAAP included the effects of inflation through August 31, 1995, utilizing the inflation restatement methodology as set by the Federación Argentina de Consejos Profesionales de

Ciencias Económicas, the Argentine Federation of Professional Councils in Economic Science (“FACPCE”). On August 22, 1995, the Argentine government issued Decree No. 316/95 discontinuing the requirement for financial information to be restated for inflation for any date or period after August 31, 1995. Effective September 1, 1995, as required by rules issued by the CNV, we discontinued the restatement methodology, maintaining the effects of inflation accounted for in the prior periods.

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

On July 16, 2002, the Argentine government issued Decree No. 1,269/02 repealing Decree No. 316/95, instructing the CNV, among others, to issue the necessary regulations concerning the preparation of financial statements prepared in constant currency. On July 25, 2002, under Resolution No. 415/02, the CNV reestablished the requirement to submit financial statements in constant currency. However, on March 25, 2003, the National Executive Power issued Decree No. 664/03 repealing the provisions related to the inflation adjustment established by Decree No. 1,269/02 and ordering the CNV, among others, to issue any applicable regulations to ensure that financial statements restated in constant currency are no longer accepted. Therefore, on April 8, 2003, Resolution No. 441/03 of the CNV set forth that from March 1, 2003, the restatement of financial statements in constant currency should be discontinued. On December 2, 2003, under Resolution CD No. 190/03, the CPCECABA discontinued the application of the restatement of financial statements in constant currency due to inflation as set forth in professional accounting principles from October 1, 2003, since the CPCECABA considered that the conditions related to the application of the restatement for inflation continued until September 30, 2003.

Accordingly, in compliance with the regulations issued by the National Executive Power and the CNV, our financial statements have been prepared recognizing the effects of variations in the purchasing power of the peso until February 28, 2003 (restated according to the changes in the Argentine wholesale price index published by the Instituto Nacional de Estadística y Censos, the Argentine Institute of Statistics and Census (“INDEC”). The accumulated effect on that index between January 1, 2003 and September 30, 2003 was a 1.4% decrease.  The effect on our shareholders’ equity as of December 31, 2007, 2006, 2005 and 2004 and on results for the fiscal years then ended of not restating figures until September 30, 2003 is not significant.  Shareholders’ equity as of December 31, 2003 and net income for the fiscal year then ended, both under Argentine GAAP, would have amounted to Ps. 2,072 million and Ps. 323 million, respectively, had they been restated as of September 30, 2003.

Comparative financial statements.

(a)  Effects of issuance of Resolution 93/2005 of the CPCECABA

In August 2005, the CPCECABA approved Resolution CD No. 93/2005, whereby it introduced a series of changes to its professional accounting standards. The most significant effect was the option to recognize the difference between the adjusted for inflation book value of fixed assets (and other non-monetary assets) and their taxable basis as a temporary difference for deferred income tax computations. On December 29, 2005, and January 26, 2006, the CNV approved General Resolutions No. 485/05 and 487/06, whereby it approved, with a few amendments, the above-mentioned CPCECABA resolution.

As of December 31, 2007 and 2006, the resulting deferred tax liabilities amounted to Ps.641 million and Ps.785 million, respectively.

During the 2005 fiscal year, our financial statements as of and for the years ended December 31, 2004 and 2003 were restated for comparative purposes due to the recognition of the deferred tax liabilities described above.

The adjustments computed in the financial statements for the fiscal year 2005 and the retroactive restatement of comparative financial statements for the fiscal years 2004 and 2003, which relate to the application of the deferred income tax method, are as follows (amounts in million of Argentine pesos):

	2005		2004	2003
	(2)		(3)	(3)
Income statement
Inflation gain on monetary accounts	-		-	4
Income tax	350	(1)	-	-
Net income for the year	350	(1)	-	4

Balance Sheet
Liabilities-deferred income tax	232		582	582

Shareholders’ equity
Balance at the beginning of the year	(582)		(582)	(586)
Net income for the year	350	(1)	-	4
Balance at the end of the year	(232)		(582)	(582)

(1)	Net of Ps.25 million corresponding to the taxable income from discontinued operations.

(2)	Effect of accounting change in 2005 financial statements.

(3)	Retroactive adjustment to prior year’s comparative financial statements.

Regarding the rest of the changes provided in Resolution CD No. 93/2005 of the CPCECABA, we determined that they were not significant for the fiscal years ended December 31, 2005, 2004 and 2003.

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

(c)  Presentation of discontinued operations

The balances and transactions of our former subsidiary Telinver have been presented in one line under the caption Discontinued operations as described in note 14 to our Annual Financial Statements since December 31, 2005. Comparative Financial Statements for fiscal years 2004 and 2003 were restated accordingly.

(d)  Changes in disclosure and valuation criteria.

Since January 2007, we have analyzed the trends in the international capital markets, which are requiring the application of only one set of accounting standards to prepare financial statements. Consequently, in the framework of the professional accounting standards applicable in Argentina approved by the CNV, and in order to provide more transparency and comparability to the financial information presented with respect to other companies around the world and to Telefónica Group, as from March 31, 2007, we have made some changes to certain criteria applied in the preparation of our financial statements as of such date and in those presented for comparative purposes, as regards the disclosure methods explained in subparagraphs a) through d) below. Those changes in criteria have been analyzed taking into consideration Argentine GAAP and International Financial Reporting Standards (“IFRS”).

The main effects of such changes relate to:

a) the amounts incurred on IT applications that are not an integral part of the related physical asset, that were disclosed as fixed assets, are disclosed as intangible assets,

b) the amounts paid to foreign carriers for the termination in their networks of outgoing calls from our network, in connection to revenues obtained from international outgoing traffic charged to the final user, are disclosed as operating expenses,

c) the expenses related to the issuance of negotiable obligations, that were disclosed as intangible assets, are disclosed net of the respective financial payables,

d) the rights of use links paid in advance are disclosed as Other receivables, and

e) the receivable arising from the minimum presumed income tax paid by us is valued at nominal value.

We have given effect to the above-mentioned changes in our Annual Financial Statements. The impact of such effects under Argentine GAAP in our financial statements as of December 31, 2007, 2006 and 2005, is as follows:

	December 31, 2007	December 31, 2006	December 31, 2005
Balance sheet – Debit (Credit)
Other current receivables	3	3	3
Other noncurrent receivables	27	19	22
Fixed assets	(166)	(185)	(172)
Intangible assets	143	155	133
Bank and financial current payables	1	1	2
Bank and financial noncurrent payables	5	7	12
Noncurrent taxes payable	(5)	-	-

	December 31, 2007	December 31, 2006	December 31, 2005
Statements of operations – Gain (Loss)
Net revenues	126	99	97
Cost of services provided	(126)	(99)	(97)
Financial income and holding gains on assets:
Interest and financial income	13	-	-
Financial expense and holding losses on liabilities:	1	1	2
Interest and financial charges	(3)	(6)	(8)
Other	3	6	8
Net income before income tax	13	-	-
Net income for the fiscal year	8	-	-

The final effects of these changes over the financial statements for the fiscal year ended December 31, 2006 and 2005, both under Argentine and U.S. GAAP, consisted of reclassifications which are not significant.

Figures presented elsewhere in this Annual Report as of and for the fiscal years ended December 31, 2004 and 2003, have not been restated to reflect the above-mentioned changes.

SELECTED FINANCIAL AND OPERATING INFORMATION

	Fiscal Year Ended December 31, 2007(1)	Fiscal Year Ended December 31, 2006(1)	Fiscal Year Ended December 31, 2005(1)	Fiscal Year Ended December 31, 2004(1) (11)	Fiscal Year Ended December 31, 2003(1) (11)

(in million of pesos except for per share amounts and operating information or as otherwise indicated; Argentine GAAP financial data (except share capital) is restated for inflation until February 28, 2003)

FINANCIAL INFORMATION
OPERATIONS STATEMENT DATA:
Argentine GAAP
Net revenues	4,186	3,846	3,464	3,105	2,801
Costs of services provided(2)	(2,116)	(2,153)	(1,980)	(1,902)	(1,963)
Gross profit	2,070	1,693	1,484	1,203	838
Administrative expenses(2)	(469)	(417)	(394)	(323)	(339)
Selling expenses(2)	(771)	(517)	(422)	(306)	(264)
Subtotal	830	759	668	574	235
Loss on equity investments	—	(1)	—	(1)	(3)
Other expenses, net	(417)	(119)	(64)	(130)	(68)
Financial income/(loss) on assets	101	91	37	44	(75)
Financial (loss)/income on liabilities	(424)	(399)	(352)	(492)	309
Income tax (expense)/benefit	(18)	(112)	375	—	—
Net income/(loss) from continuing operations	72	219	664	(5)	398
Net income/(loss) from discontinued operations	—	3	103	(3)	11
Net income/(loss)	72	222	767	(8)	409
Earnings (losses) from continuing operations per share(4) (5)	0.010	0.016	0.038	(0.000)	0.023
Earnings (losses) from discontinued operations per share(4) (5)	0.000	0.000	0.006	(0.000)	0.000
Earnings (loss) per share(4) (5)	0.010	0.016	0.044	(0.001)	0.023
U.S. GAAP
Net revenues	4,041	3,736	3,378	2,997	2,718
Operating income	1,006	1,093	1,115	1,045	890
Income tax (expense)/benefit on continuing operations	(224)	(278)	734	85	(35)
Income from continuing operations	454	503	1,539	676	1,029
Net income	454	503	1,553	677	1,043
Earnings from continuing operations per share(4) (3)	0.065	0.072	0.220	0.097	0.147
Earnings from discontinued operations per share(4) (3)	0.000	0.000	0.002	0.000	0.002
Earnings per share(4) (3)	0.065	0.072	0.222	0.097	0.149
BALANCE SHEET DATA AS OF:
Argentine GAAP
Cash and current investments	425	294	363	257	340
Fixed assets	4,794	5,212	5,778	6,584	7,329
Total assets	6,285	6,429	7,192	7,416	8,209
Short-term bank and financial debt	509	792	517	1,092	1,867
Long-term bank and financial debt	1,212	1,595	2,229	2,500	2,553
Total liabilities	4,089	4,281	4,206	5,191	5,979
Share capital	698	698	1,746	1,746	1,746
Shareholders’ equity (net assets)	2,201	2,129	2,955	2,188	2,196
Net (assets)/ liabilities from discontinued operations	(5)	19	31	37	34
Unappropriated earnings /(losses)	72	222	(2,968)	(3,735)	(3,727)
U.S. GAAP
Total assets	4,709	4,641	5,240	4,336	4,323
Shareholders’ equity	1,132	678	1,220	(433)	(1,110)
OTHER FINANCIAL DATA:
Number of shares(6)	6,984,200,296	6,984,202,296	1,746,052,429	1,746,052,429	1,746,052,429
Argentine GAAP

	Fiscal Year Ended December 31, 2007(1)	Fiscal Year Ended December 31, 2006(1)	Fiscal Year Ended December 31, 2005(1)	Fiscal Year Ended December 31, 2004(1) (11)		Fiscal Year Ended December 31, 2003(1) (11)

(in million of pesos except for per share amounts and operating information or as otherwise indicated; Argentine GAAP financial data (except share capital) is restated for inflation until February 28, 2003)

Cash dividends paid	—	—	—	—		—
Cash dividends per share: in pesos	—	—	—	—		—
in dollars	—	—	—	—		—
Capital expenditures(8)	593	494	441	387	(10)	141
Depreciation and amortization(7)	1,068	1,064	1,066	1,131		1,288
CASH FLOW DATA:
Argentine GAAP
Cash flows from operating activities	1,407	1,869	1,752	1,554		1,480
Cash flows used in investing activities(8)	(593)	(284)	(430)	(387	) (10)	(141)
Cash flows used in financing activities	(945)	(1,674)	(1,233)	(1,258)		(1,377)
(Decrease) Increase in cash and cash equivalents	(131)	(89)	89	(91)		(38)
OPERATING INFORMATION:
Lines installed	4,916,254	4,818,612	4,728,439	4,615,470		4,570,739
Lines in service	4,591,681	4,638,914	4,534,844	4,328,513		4,168,825
Lines in service per 100 inhabitants (Southern Region)(9)	23.7	24.0	26.0	25.1		24.4
Number of employees	10,432	9,712	8,898	8,757		8,736
Lines in service per employee	440.2	478.6	509.6	494.3		477.2

(1)	See Note 2.2 to our Annual Financial Statements for the basis of presentation of Statements of operations amounts and presentation of Financial information elsewhere in this Annual Report.

(2)	Includes depreciation and amortization.

(3)
Under U.S. GAAP, we calculated the net earning/loss per share on the basis of 6,984,200,296 common outstanding shares computing retroactively the effects for all periods presented, considering the redemption of outstanding shares carried out as a result of the voluntary capital stock reduction and the change in the face value of the shares. See Item 7 : “Major Shareholders and Related Party Transactions –A. Major Shareholder – Capital Stock Reduction”.

(4)	Diluted earnings per share is the same as earnings per share, as there are no outstanding dilutive securities.

(5)
Under Argentine GAAP, calculated on the basis of the common outstanding shares of  6,984,200,296 as of December 31, 2007, and on the basis of the weighted average of the common outstanding shares (net of the common treasury shares); of 14,131,046,354 as of December 31, 2006 and 17,460,500,740 as of December 31,  2005, 2004 and 2003, considering the redemption of outstanding shares carried out as a result of the voluntary capital stock reduction in 2006 and computing retroactively the effect of the change in the face value of the shares for all fiscal years presented. See Item 7: “Major Shareholders and Related Party Transactions—A.Major Shareholder—Capital Stock Reduction”.

(6)	Nominal amounts.

(7)	Excludes amortization of deferred financing costs.

(8)
Net of Ps. 97 million, Ps.74 million, Ps.32 million, Ps.41 million and  Ps.45 million, of capital expenditures financed by trade, bank and financial payables for the fiscal years ended December 31, 2007, 2006,  2005, 2004 and 2003, respectively (in pesos restated for inflation until February 28, 2003). Amounts disclosed under capital expenditures include investments in IT applications.

(9)
Southern Region is defined in Item 4: “Information on the Company—Our History and Development—Privatization of Argentina’s Telecommunications System.” As of December 31, 2007, there were approximately 19  million inhabitants in the Southern Region. Source: INDEC.

(10)	Net of Ps.9 million of transfers of inventories to fixed assets.

(11)	Figures do not include the effect of the change in disclosure and valuation criteria described in Note 2.3 to our Annual Financial Statements.

Exchange Rate Information

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of U.S. dollars expressed in nominal pesos per U.S. dollar. On April 16, 2008, the peso/U.S. dollar exchange rate was Ps.3.17 to U.S.$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for pesos.

Nominal Exchange Rates (1)

	Exchange Rate
	High(2)	Low(3)	Average(4)	Period-End
Year Ended December 31, 2003	3.35	2.76	2.95	2.93
Year Ended December 31, 2004	3.06	2.80	2.95	2.98
Year Ended December 31, 2005	3.04	2.86	2.92	3.03
Year Ended December 31, 2006	3.11	3.03	3.07	3.07
Year Ended December 31, 2007	3.18	3.06	3.11	3.15
Month Ended October 31, 2007	3.18	3.15	3.16	3.15
Month Ended November 30, 2007	3.15	3.12	3.14	3.14
Month Ended December 31, 2007	3.15	3.13	3.14	3.15
Month Ended January 31, 2008	3.16	3.13	3.14	3.16
Month Ended February 29, 2008	3.17	3.15	3.16	3.16
Month Ended March 31, 2008	3.17	3.14	3.16	3.17

(1)
From 2003 to 2005, the source of the nominal exchange rates was the Banco Nación exchange rate. Since 2006, the source has been the BCRA exchange rate. See “Presentation of financial information” in this Annual Report.

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

C.  Reasons for the Offer and Use of Proceeds.

Not applicable.

D.  Risk Factors.

The following discussion should be read together with all other sections of this Annual Report, including the Annual Financial Statements.

Risks Relating to Argentina

Overview

We are an Argentine sociedad anónima (a limited liability company) and substantially all of our operations, facilities and customers are presently located in Argentina. Accordingly, our financial condition and results of operations depend to a significant extent on the macroeconomic and political conditions in Argentina.

Beginning in the second half of 2001, the Argentine economy experienced a severe recession and political and economic crisis, accompanied by the abandonment of the parity between the peso and the U.S. dollar beginning in 2002, leading to a significant devaluation of the peso against significant international currencies and high levels of inflation. The measures taken by the Argentine government in response to these circumstances, including those concerning inflation and interest rates, price and exchange rate controls, and tax policy, have had in the past and may have in the future an adverse effect on private sector entities, including us.

Following the 2001-2002 crisis, real gross domestic product (“GDP”) in Argentina expanded 8.8% in 2003, 9.0% in 2004, 9.2% in 2005, 8.5% in 2006 and 8.7% in 2007.  Despite this economic growth, however, we cannot guarantee that future events in Argentina or policies adopted by the Argentine government, over which we lack control, will not negatively affect our business or financial results or our ability to meet our financial obligations.

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, levels of inflation and hyperinflation (the annual inflation rates reached approximately 5,000%) and high and variable levels of devaluation. As a result of inflationary pressures, the Argentine currency was devalued repeatedly during the 1960s, 1970s and 1980s, and macroeconomic instability led to broad fluctuations in the real exchange rate of the Argentine currency relative to the U.S. dollar. To address these pressures, the Argentine government during this period implemented various plans and utilized a number of exchange rate systems.

In April 1991, the Argentine government launched a plan aimed at controlling inflation and restructuring the economy, enacting Law No. 23,928 and its Regulatory Decree No. 529/91, known as the Convertibility Law. The Convertibility Law fixed the exchange rate at one peso per U.S. dollar and required that the Central Bank maintain reserves in gold and foreign currency at least equivalent to the monetary base. Following the enactment of the Convertibility Law, inflation declined steadily and the economy experienced growth through most of the period from 1991 to 1997. In the fourth quarter of 1998, however, the Argentine economy entered into a recession that caused the GDP to decrease by 3.4% in 1999, 0.8% in 2000, 4.4% in 2001 and 10.9% in 2002.

Political and economic instability has hindered commercial and financial activities, from which Argentina has not fully recovered.

In 2000 and 2001 real GDP contracted by 0.8% and 4.4%, respectively, and as a result the Argentine economy entered into a recession. As the recession caused tax revenues to drop, the public sector relied increasingly on financing from local and, to a lesser extent, foreign banks, effectively foreclosing private sector companies from bank financing. As the public sector’s creditworthiness deteriorated, interest rates reached record highs, bringing the economy to a virtual standstill. The lack of confidence in the country’s economic future and its ability to sustain the peso’s parity with the U.S. dollar led to massive withdrawals of deposits and capital outflows.

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

Since December 2001 and during Duhalde’s administration, a number of initiatives were undertaken, including:

•	the ratification of the default of Argentina’s sovereign debt

•	amending the Convertibility Law, with the resulting devaluation and volatility of the peso;

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

•
pesification, freezing and not permitting indexing of any kind of public service tariffs, including those of telephone services, which had been established in U.S. dollars, into pesos at a one-to-one exchange rate and authorizing the federal government to renegotiate public service contracts on a case-by-case basis;

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

Dr. Néstor Kirchner was president of Argentina from May 25, 2003 to December 10, 2007 and, during his administration, most of the initiatives undertaken by President Duhalde were resolved. Nonetheless, those initiatives continue to have ramifications for our business, including requiring us to renegotiate public services tariffs and restrictions on fund transfers. Cristina Fernandez became the president of Argentina on December 10, 2007. Although relevant indicators suggest that economic activity will continue to increase, it is estimated to do so at a slower pace than in previous years, primarily due to restrictions on installed capacity and energy.

Notwithstanding the continued stabilization during the recent years, the Argentine economic and social situation have been known to deteriorate quickly in the past, and may do so in the future. In addition, Argentine Courts have issued rulings changing existing jurisprudence on labor matters and indicating an increase in the assumption by companies of the responsibility for, and the costs and risks associated with, utilizing sub-contracted labor. We cannot assure you that the Argentine economy will continue to experience a sustained growth.

Our business has been adversely affected by the devaluation of the Argentine peso, and the pesification and freezing of our tariffs, and further devaluation of the peso may have, a material adverse effect on our results of operations and financial condition.

The peso has experienced significant devaluations in the past and may be subject to significant fluctuations in the future, which could adversely affect our financial condition and results of operations.

The Public Emergency Law, which was adopted by the Argentine government in 2002 in response to the economic crisis, put an end to eleven years of U.S. dollar-peso parity (Ps.1.00 per U.S.$1.00) and authorized the Argentine government to set the exchange rate. By the end of 2002, the peso had devalued by 237.0% (having reached 290% as of June 25, 2002) and Argentina experienced a yearly rise in the wholesale price index of 118.0%. The cumulative devaluation of the peso for the six years ended December 31, 2007 was 215.1%.

In January 2002, tariffs for basic telephone services and long-distance services that we charge our customers were converted to pesos from U.S. dollars and fixed at an exchange rate of Ps.1.00 per U.S.$1.00.  We refer to this conversion herein as the “pesification” of our tariffs. Our tariffs were also frozen, as indexation of any kind is not permitted under the Public Emergency Law.

Since 2002, the Central Bank has intervened in the market to support the value of the peso by buying and selling U.S. dollars.

We realize substantially all of our revenues in Argentina in pesos and, as a result, the devaluation of the peso in 2002 and the pesification and freezing of our tariffs have had a material adverse effect on our earnings because our indebtedness is largely denominated in or linked to foreign currencies. Devaluation of the peso has significantly increased our debt in peso terms. Some portion of our expenses, including capital expenditures, is also denominated in foreign currencies. Furthermore, the devaluation of the peso has had a material adverse effect on our financial conditions, as our largely peso-denominated assets have depreciated accordingly against our foreign currency-denominated indebtedness. Any further material depreciation of the peso against the U.S. dollar will correspondingly increase the amount of our bank and financial debt in foreign currency, with further adverse effects on our results of operations and financial condition.

Moreover, as most of the Argentine government’s financial liabilities were U.S. dollar-denominated, there was an increase in the amount in pesos of the Argentine government’s total debt as a result of the devaluation. Peso-denominated tax revenues constitute the majority of the Argentine government’s tax receipts and while tax revenues have increased in nominal terms due to inflation, they have decreased in U.S. dollar terms due to devaluation. Therefore, the Argentine government’s ability to honor its foreign debt obligations has been materially and adversely affected by the devaluation of the peso.

Given the economic situation in Argentina, it is impossible to predict whether, and to what extent, the value of the peso may further depreciate or appreciate against foreign currencies and how those uncertainties will affect consumption of telephone services. Moreover, we cannot predict whether the Argentine government will further modify its monetary policy and tariff regulation and, if so, what impact these changes could have on our results of operations and financial condition.

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

There is considerable concern that if the Central Bank prints currency to finance public sector spending or assist financial institutions in distress or maintain the nominal U.S. dollar/peso exchange rate, significant inflation could result. In the past, inflation materially undermined the Argentine economy and the Argentine government’s ability to create conditions that would permit growth. During 2004, the Argentine consumer price index increased 6.1% and the wholesale price index increased 7.9%. During 2005, the Argentine consumer price index increased 12.3% and the wholesale price index increased 10.6%, over the 2003-2004 period. During 2006, the consumer price index increased 9.8% and the wholesale price index increased 7.1%. During 2007, the consumer price index increased 8.5% and the wholesale price index increased 14.4%. During the first three months of 2008, consumer prices increased 2.5%, equivalent to an annualized rate of 10.2% a pace that is toward the higher end of the 7% to 11% target range established by the Monetary Program of the Central Bank for 2008 and the rate stipulated in the national budget for 2008. All indexes presented elsewhere in this Annual Report correspond to those published by INDEC. According to well reputed market analysts, the principal generators of the most recent inflationary pressures are the printing of money by the Central Bank (which intervenes in the exchange market and keeps the price of the U.S. dollar high) and the complete utilization of the industry’s installed capacity (the current rate of investment is not sufficient in the face of the increasing growth of demand).

We derive most of our revenues from monthly basic charges, measured service charges and other regulated charges. Prior to the enactment of the Public Emergency Law, those revenues were linked to a rate per unit of usage expressed in U.S. dollars and we also had the right to adjust that rate semiannually in accordance with variations in the U.S. consumer price index. Currently, however, the Public Emergency Law provides that, in agreements executed by the federal government under public law regulations, including those related to public works and services, which includes the basic telephone services offered by us, indexation clauses based on foreign currency price indices or any other indexation mechanisms are void. The law requires that the prices and rates subject to such provisions be established in pesos at a rate of Ps.1.00 per U.S.$1.00. Thus, if our tariffs do not keep pace with inflation, any further inflation will result in further decreases in our revenues in real terms and will adversely affect our results of operations. In addition, any further inflation could result in further increases in our expenses, including capital expenditures. The relationship between the variables determining revenues and expenses was affected as a result of the “pesification” and freezing of our tariffs within the context of a potentially inflationary economy and may continue to be mismatched depending upon the regulatory framework to be designed by the Argentine government in the future. The Transfer Contract (as defined in Item 4: “Information on the Company—Our History and Development—Privatization of Argentina’s Telecommunication System”) provides for mechanisms to re-balance the relation between the variables that determine income and costs (including investments) - i.e., the so-called “economic and financial equation” - upon the occurrence of certain circumstances (see Note 9 to our Annual Financial Statements). As mentioned in Note 2.5 to our Annual Financial Statements, the Public Emergency and Exchange System Reform Law established the pesification of originally U.S. dollar-denominated utility tariffs previously agreed upon in U.S. dollars at the Ps.1.00 to U.S.$1.00 exchange rate and authorized the Poder Ejecutivo Nacional (Federal Executive Power or “PEN”) to renegotiate agreements. Given this framework, on February 15, 2006, the Renegotiation and Analysis of Public Utilities Agreements Unit (“UNIREN”) signed on behalf of the Argentine government and together with us, a Memorandum of Understanding (the “Memorandum of Understanding 2006”) which seeks a commitment to establish in the future a stable legal framework maintaining the legal conditions set forth in the Transfer Contract and the rules in force as of the date of such memorandum. After the procedures provided for in current regulations are met, this instrument will be a necessary background to execute the renegotiation with the government.

Although we have adopted measures to mitigate the effects of changes in our business resulting from the issue described in the above paragraphs, and although certain indicators of the Argentine economy are currently showing favorable signs, our future operating conditions might not continue to be stable in the event that new regulatory developments fail to establish rules to allow restoring the balance of variables that constitute our economic and financial equation. See Item 5: “Operating and Financial Review and Prospects—Factors Affecting Our Results of Operations.” If, as a result of the future regulatory framework, rates evolve at a pace that does not allow restoring our economic and financial equation, such a rate system could have an adverse impact on our financial condition and future results. See “—Risk Factors Related to Us—. The current renegotiation of our contract with the Argentine government may result in a new regulatory framework and tariffs structure that could adversely impact our financial position and results of operations.

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

Despite the results of the restructuring, it is impossible to predict the effect that this will have on investor confidence or on the Argentine economy. Moreover, there can be no assurance that the Argentine government will not default on its obligations under these new bonds in the future. In addition, the Argentine government must continue to honor principal and interest payments to credit agencies such as the World Bank, the Bank of

International Development “BID”, and the Club of Paris without subsequent new loans in order to avoid a default vis-à-vis such agencies.

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

The failure to reach an agreement with the investors who did not take part in Argentina’s sovereign debt restructuring process might have an adverse impact on Argentina’s financing now or in the future.

After a negotiation process conducted with the Argentine State’s creditors, Decree No. 1735/04 was issued on December 9, 2004 to approve the restructuring of the country’s public debt which had been in default since December 2001.

As a result, 76.15% of the investors accepted the restructuring proposal and swapped defaulted debt for new notes with extended maturities. As regards the remaining 23.85% of debt still unpaid (presently equivalent to U.S.$.28,857 million), no final solution has been found yet.

Given the above situation, holders of securities representative of Argentina’s defaulted sovereign debt from the USA, Italy and Germany, as well as other investors who had not accepted the swap proposal commenced legal actions before the courts which are still pending a resolution. Thus, there is no possibility of determining how they are going to be resolved or whether new complaints shall be filed against Argentina.

Amongst its requirements and demands, the International Monetary Fund (IMF) expected Argentina to prepare a clear strategy and to provide a solution in terms of the payments due to those investors who did not take part in the restructuring of Argentina’s external debt (holdouts). In this respect, on January 4, 2006, the Argentine Government advanced the repayment of the amounts due to the IMF for U.S.$9,503 million without having applied for removal of its status as an IMF member, which would render such IMF demand non-effective as it would no longer be a condition to receive IMF funding but rather an opinion by the IMF. Besides, Argentina is seeking to negotiate approximately U.S.$5.5 billion of its indebtedness to the Paris Club of creditor nations, which includes creditors such as the USA and other members of the Group of the Seven richest countries.

This and other uncertainties might give rise to a reduction in the sources of financing and investment capital, which would significantly affect the Argentine Government’s ability to implement reforms and to resume sustainable economic growth which might adversely affect us. Also, it might impair the country’s ability to maintain current economic recovery and cause a recession, intensify inflation, unemployment and social unrest. If such were the case, it might negatively affect the results of our operations.

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

Risk Factors Related to Us

The current renegotiation of our contract with the Argentine government may result in a new regulatory framework and tariff structure that could adversely impact our financial position and results of operations.

We are currently, and have been since 2002, in the process of renegotiating our contract with the Argentine government. We believe that the relationship between variables determining our revenues and expenses was affected as a result of the “pesification” and freezing of our tariffs in 2002, and that this relationship could continue to be mismatched depending upon the regulatory framework and tariff structure that arises out of the renegotiation of our contract.

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

The outcome of the contract renegotiation is uncertain and therefore we cannot assure you that the future regulatory framework will maintain the value in U.S. dollars or constant pesos over time to compensate for any past and future increases in inflation or increases in the peso/U.S. dollar exchange rates. During 2004, inflation in terms of the wholesale price index was 7.9% and in terms of the consumer price index was 6.1%. During 2005, the Argentine consumer price index increased 12.3% and the wholesale price index increased 10.6%, increases that were higher than in the 2003-2004 period. During 2006, the consumer price index increased 9.8% and the wholesale price index increased 7.1%, increases that were lower than in 2005 mainly due to the effect of the price agreements between the Argentine government and private sector companies. The cumulative consumer price index and wholesale price index was 189% and 287%, respectively. During 2007, the consumer price index increased 8.5% and the wholesale price index increased 14.6%.The cumulative devaluation of the peso for the six years ended December 2007 was 215.1%. Pursuant to the process established for the renegotiations, we have submitted both an interim request for a tariff increase and a comprehensive proposal regarding our tariff regime. Other than the deadline set forth in Law No. 25,972, we do not know when the renegotiations will be concluded and whether they will be concluded in a manner that will not have an adverse effect. The term has been further extended until December 31, 2008.

On July 3, 2003, through Decree No. 311/03, a UNIREN Commission was created, which is to be headed by the Minister of Economy and the Minister of Production, National Planning, Public Investment and Services. Such Commission is in charge of the renegotiation of the contracts through the Renegotiation of Public Works and Services Agreements Committee created by Decree No. 293/02.

Pursuant to several laws that established annual extensions, the term for the renegotiation of the agreements for public works and utilities has been extended until December 31, 2008. The Federal Executive Power is responsible for submitting the proposals to the Argentine Congress, which will have to approve such proposals within 60 calendar days counted from its receipt. In the event such period expires without Congress having reached a decision, the proposal shall be deemed accepted. If the proposal is rejected, the Federal Executive Power shall resume the process of renegotiating the relevant agreements.

Law No.25,790 also established that the decisions made by the Federal Executive Power during the renegotiation process shall not be limited by, or subject to, the stipulations contained in the regulatory frameworks currently governing the concession or licensing agreements for the respective public utilities. Renegotiation agreements may cover partial aspects of concession or licensing agreements, and may contain formulas to adjust such agreements or temporarily amend them. The law also includes the possibility of agreements subject to periodical reviews or subject to quality parameters applied to services rendered. If there are temporary amendments, such amendments must be taken into consideration in the final agreements reached with concessionaires or licensees. The legal provisions do not authorize licensees of public utilities contractors or concessionaires to suspend or alter compliance with their duties.

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

We are currently and will continue to be subject to tariff regulation in areas of service where the Argentine Secretary of Communications (the “S.C.”) has not determined that “effective competition” exists. Pursuant to our license to provide telephone services, we had to decrease our rates by 4% (in constant U.S. dollar terms) annually between 1997 and 1999. The Argentine government may also impose additional reductions.

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

Although the price cap system is subject to renegotiation as provided by the Public Emergency Law, no assurance can be given as to the results of any such renegotiation. We do not know when the S.C. may determine that effective competition exists in any particular area or in the case of any service, and cannot assure you that we will not be subject to further reductions of our tariffs.

Such price caps and other tariff reductions of differing scope and magnitude may continue for a number of years and may reduce revenues from basic and other services. While we intend to continue to seek to control operating costs and improve productivity, those efforts may not offset, in whole or in part, the decline in operating margins that may result from mandatory tariff reductions.

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

The enforcement of regulations aimed at protecting consumers might have an adverse effect on us.

The Law of Consumer Protection No. 24,240 and the rules and regulations that supplement and/or modify it (the “Law of Consumer Protection”) establish a series of standards and principles for the protection of consumers. The scope of the Law of Consumer Protection does not specify that it applies to the telecommunications industry. Nor does it expressly exclude this industry. However, the Law of Consumer Protection contains general provisions that might uphold such criterion, as has been understood by the courts in the light of various legal precedents.

On March 12, 2008, the Argentine Congress passed the legislative bill to reform the Law of Consumer Protection, and the Executive Branch promulgated the law through Decree No. 565/2008 dated April 3, 2008, and published in the Official Gazette on April 7, 2008.

This reform substantially amends various aspects of the Law of Consumer Protection, the most important of which are (i) an extension in the universe of persons considered to be consumers protected by the Law of Consumer Protection, (ii) an increase in the maximum amounts of the fines imposed on the providers found to have breached this law and the authorization to the applicable administrative authorities to order such provider to pay direct damages for up to a maximum amount, (iii) the courts may impose a judgment on providers ordering them to pay punitive damages to consumers, which amount shall depend on the seriousness of the breach and other circumstances, which may never exceed Ps.5 million and (iv) regulations governing the possibility of consumer associations commencing class actions representing the rights of indeterminate universes of consumers.

These amendments might substantially increase the number of legal actions commenced against the various companies that provide goods and services by individual users or consumers or by various groups or associations of consumers, which might entail, as a result, difficulties for the Company concerning, amongst others, the collection of the prices charged for its services and/or commissions and/or expenses or either the return of prices charged for its services and/or commissions and or other charges. If such were the case, any of such consequences might have an adverse effect on our financial situation and on the results of our operations.

Additionally, no assurance can be given that the legal precedents laid down by the courts and by the administrative authorities as a result of the involvement of the Trade Secretary and other applicable authorities shall not increase the level of protection afforded to users and other customers or respond favorably to the claims asserted by groups or associations of consumers, which might hinder the collection of tariffs and/or commissions and/or expenses or either result in an order to pay back the tariffs and/or commissions and/or expenses already collected in whole or in part. If such were the case, any of such consequences might have a negative impact on our financial condition and/or the results of our operations.

Access to the Argentine telecommunications market is fully liberalized and as a result competition could have a material adverse effect on our results of operations.

Since 1999, the Argentine government has issued a number of decrees liberalizing the access to the telecommunications market. As a result, a number of new operators have entered the market, including the southern half of Argentina, including most of the Province of Buenos Aires and more than half of the City of Buenos Aires (the “Southern Region”), where we are the incumbent provider of telecommunications services. The new providers of local, domestic long-distance and international telephone services are direct competitors of wireline basic telephone service providers. Although as a result of the liberalization we began to offer telephone services in other areas of Argentina (the “Northern Region”), Telecom Argentina S.A. (“Telecom”) is the incumbent provider of telecommunications services in the Northern Region. The operators of data transmission networks and other growing companies providing wireless services have also become direct and indirect competitors to the extent the services offered by those companies may be substitutes for wireline telephony. Moreover, cable operator companies that provide cable TV, such as our principal broadband competitor, Fibertel can also provide broadband Internet services and fixed-line telephony, and have therefore become our direct and indirect competitors.

In the past few years, wireless alternatives have experienced rapid growth and have approximately 38.6 million clients as of December 31, 2007, according to internal estimates. This growth was accompanied with strong investments in Global System for Mobile Communications (“GSM”) networks and the recent deployment of third generation (“3G”) networks.

Wireless services have, since their inception, competed indirectly against wireline local services that we provide because cellular and Personal Communications Services (“PCS”) are, in certain cases, alternatives to those services, as well as to public telephone services.

Since the liberalization of access to our market, competition has affected our results of operations as we have lost customers of our long-distance service to Telecom and other smaller competitors and have had to increase our efforts in order to retain existing customers, to win back the customers we lost and to acquire new customers. As a result of the current competitive environment, we may experience an additional loss of market share and additional price competition in the Southern Region beyond that which has already taken place since October 1999. We may also experience a loss of market share in the future as a result of the ability of a caller to select a long-distance provider for each call and because of data or Internet providers, including cable operators, entering the telecommunications market. In light of the range of regulatory, business and economic uncertainties, as discussed in these “Risk Factors” and elsewhere in this Annual Report, it is difficult for us to predict with meaningful precision and accuracy our future market share in relevant geographic areas and customer segments, the speed with which changes in our market share or prevailing prices for services may occur, or the effects of competition. Those effects could be material and adverse to our overall results of operations and financial condition. See Item 4:  “Information on the Company—Business Overview—Competition.”

Our revenues have been in the past, and may again be in the future, adversely affected by a decrease in the number of our customers and usage of our services.

Our revenues depend on our ability to attract and retain customers. However, Argentina’s recession, unemployment and underemployment, coupled with the rise of inflation in 2002, have led to a reduction of wages in real terms and a reduction of disposable income in all class sectors of the Argentine population, which resulted in a decrease in the number of customers that use our services and in a reduction of usage per telephone line. For example, between 2001 and 2003, our lines in service decreased by approximately 152,000 lines with a decrease in the domestic long-distance service of approximately 2% and in the international long-distance service of approximately 37%. This reduction in lines in service and usage of our services had a consequent reduction in our revenues and cash inflows. During 2004, 2005, 2006 and 2007, we experienced recovery with increases in our lines in service, ADSL users and in usage of our telephone services. Despite this improvement, we cannot assure you that these increases can be sustained in the future or that future reductions in demand for our services will not take place, which would negatively affect our cash flow and revenues.

Our license is revocable under certain circumstances, and the revocation of our license would have a material and adverse effect on us.

We are subject to a complex series of laws and regulations with respect to the telecommunications services we provide. We provide telecommunications services pursuant to a license that is subject to regulation by various regulatory bodies. Our dissolution and the declaration of bankruptcy are events that may lead to a revocation of our license under the List of Conditions. Our dissolution will occur if our shareholders’ equity according to Argentine GAAP becomes negative for any future fiscal year end and the shareholders do not recapitalize. In addition, our license is revocable if our parent, Compañía Internacional de Telecomunicaciones S.A. (“Cointel”), ceases, without regulatory approval, to own at least 51% of our common stock represented in Class A Shares.

Moreover, in connection with the renegotiation of the Transfer Contract with the government, and within a 30-day term subsequent to the execution of the Protocol of Renegotiation by the PEN, we and our shareholders representing at least 98% of our capital stock, were requested to withdraw any actions filed or pending, and waive any rights with respect to such future actions, based upon the events occurred or measures implemented as a result of the emergency situation established pursuant to Law No. 25,561 as regards the Transfer Contract and our license. These waivers and withdrawals will not constitute, however, a waiver of any rights we may have as a result of different circumstances arising in the future. Should such waivers and withdrawals fail to take place, the Protocol of Renegotiation will be deemed terminated on grounds attributable to us and our license will be revoked or be deemed expired.

If any of these events occurs and we lose our license, we might not be able to continue providing telecommunications services, which would have a material adverse effect on our results of operations.

The interests of our affiliates, as our equity owners, may conflict with the interests of the holders of our notes or shares.

The Spanish telecommunications company Telefónica, through affiliates including Cointel, beneficially owns 98% of our capital stock. Cointel, which is almost 100% beneficially owned by Telefónica, owns 52.69% of our capital stock and, therefore, controls us and can determine the outcome of any action requiring shareholder approval. Actions within the control of Telefónica and its affiliates include the election of the Board of Directors and, subject to the requirements of Argentine laws, the payment of dividends. Our day-to-day management and operations have been the responsibility of Telefónica since our inception, as the operator under a management contract (the “Management Contract”) entered into between us and Telefónica (formerly Telefónica de España S.A.) in connection with our privatization in 1990, effective until April 30, 2008. Affiliates of Telefónica are also involved in other investments and operations in the Argentine communications and media sector, some of which may involve or affect us.

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

Conflicts of interest between us, Telefónica and other of our affiliates may also arise in connection with the negotiation and performance of duties and the payment of fees under the Management Contract, as well as in connection with other business activities. Telefónica, through its affiliates, also has joint and separate investments in the communications and media sector in Argentina, including mobile cellular and PCS following the effectiveness of the spin-off of our wireless services business and data transmission business. These businesses’ operations became controlled by Telefónica (including the business operations that were controlled by Telefónica Móviles, currently merged into Telefónica) and Telefónica DataCorp S.A. (“Telefónica DataCorp” See Item 4 “Information on the Company—Our History and Development—Purchase of Telefónica Data”) respectively, each of which is a subsidiary of Telefónica and independent of us.

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

The telecommunications industry is subject to continuous, rapid and significant changes in technology and the related introduction of new products and services. We cannot predict the effect of technological changes on our business. New services and technological advances are likely to offer additional opportunities to compete against us on the basis of cost, quality or functionality. Equipment comprises a significant portion of our costs, as it is priced in foreign currency. It may not be practicable or cost-effective for us to replace or upgrade our installed technologies in response to competitors’ actions or to particular situations concerning our supplies of technology. In addition, responding to such change may require us to devote substantial capital to the development, procurement or implementation of new technologies, and may be dependent upon the final cost in local currency of imported technology and our ability to obtain additional financing. Should we need to make substantial capital expenditures due to such technological changes in order to improve our system or to compete with others in the market or to replace our equipment, no assurance can be given that we will have the funds to make such capital expenditures.

We could face significant liability in respect of a significant number of legal claims regarding obligations of our state-owned predecessor, Empresa Nacional de Telecomunicaciones (“ENTel”), if we have to satisfy those claims without the benefit of timely and sufficient indemnification.

As of December 31, 2007, the total amount of claims against us based upon ENTel’s alleged contractual and statutory obligations to former ENTel employees (including accrued interest and legal expenses) was approximately

Ps.31 million. Court decisions have followed the precedent set by the Supreme Court of Argentina in the area of joint and several liability in labor matters, under which the Supreme Court upheld the provisions of the Work Contract Law No. 20,744, as amended, and declared portions of that law unconstitutional. In the Transfer Contract, under which ENTel was privatized by selling 60% of its common stock to Cointel, ENTel agreed to indemnify us with respect to such claims. Also, the Argentine government has assumed joint and several liability with ENTel for such indemnity obligations and has authorized us to debit an account of the Argentine government at Banco Nación for any related amount payable by us with respect to such indemnification. We believe that the Argentine government’s indemnification obligations should protect us from any material economic consequences of the former ENTel employees’ claims. Under Debt Consolidation Law No. 23,982, ENTel and the Argentine government may discharge their indemnity obligations through the issuance of debt instruments such as negotiable 16-year Debt Consolidation  bonds.

Through December 31, 2007, we had paid approximately Ps.14 million in cash for the concluded claims. We are seeking indemnification and reimbursement in connection with these payments. In addition, to date, about Ps.10 million paid by us in this regard were included and verified in an account reporting lawsuit between us and ENTel which has not been resolved yet. If we do not prevail with respect to a material portion of the current claims and the Argentine government fails to reimburse us timely and sufficiently for the claims, our results of operations may be adversely affected. See Item 8: “Financial Information—Annual Financial Statements and Other Financial Information—Legal Proceedings.”

We employ a largely unionized labor force and could be subject to an organized labor action.

As of December 31, 2007, approximately 80% of our employees were union members, and we have been in the past, and could be in the future, subject to organized labor actions.

In the final months of 2004, certain Argentine labor unions organized work stoppages and strikes, demanding salary increases in order to recover the purchasing power of their salaries after the inflationary period experienced in Argentina. From 2004 through 2007 the unionized telephone workers went on strike over salary increases, which resulted in interruptions of the customer service lines, repair services, directory information and international call assistance services. During 2007, unionized employees went on strike over salary increases for approximately four months, adversely affecting our operations.After the negotiations in each situation, we and the unions agreed changes in basic salary, among other measures.

In fiscal year 2007, unionized employees went on strike over salary increases for approximately four months adversely affecting our operations. In the aftermath of the conflict, actions were undertaken in the area of compensations as detailed below:

•	One-off payments to employees who are not under collective bargaining agreements according to their duties.
•	Selective salary adjustment to the employees under collective bargaining agreements or critical personnel.
•	Improvement in the benefits for employees who are not under collective bargaining agreements and launch of new benefits.

Despite the collective bargaining agreements that are in place, we cannot predict what actions our labor force or their unions will take in the future. Strikes or other types of conflict with the unions or unionized personnel may have a material adverse effect on our ability to maintain ordinary service levels or otherwise operate our business in the manner that customers expect. In such circumstances, we could face an immediate reduction of revenues and possible damage to our reputation, with a potential adverse effect on our revenues in the long-term.

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

We are subject to the periodic reporting requirements of the Exchange Act. However, the periodic disclosure required of foreign issuers under the Exchange Act is more limited than the periodic disclosure required of U.S. issuers. Publicly available information about issuers of securities listed on the Buenos Aires Stock Exchange also provides less detail in certain respects than the information that is regularly published by or about listed companies in the United States or in some other countries. Furthermore, there is a lower level of regulation of the Argentine securities markets and of the activities of investors in such markets as compared with the securities markets in the United States and certain other developed countries. We prepare our financial statements in accordance with Argentine GAAP, which differs in certain respects from U.S. GAAP. (See Note 18 to our Annual Financial Statements).

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

As of December 31, 2007, our telephone system included approximately 4.6 million lines in service.

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

On the Transfer Date, the Argentine government licensed us to provide basic telephone service in the Southern Region pursuant to Decree No. 2,344/90. That same day, pursuant to an agreement (the “Transfer Contract”) among the Argentine government, ENTel, Cointel (formerly Compañía de Inversiones en Telecomunicaciones S.A.), and each of Telefónica Internacional Holding B.V. (“TIHBV”), Inversora Catalinas S.A. (“Inversora Catalinas”), Telefónica, Citicorp and Citicorp Venture Capital S.A., the Argentine government sold 60% of our capital stock to Cointel. As of the date of this Annual Report, Cointel owns a 52.69% interest in us. Telefónica beneficially owns 98% of our capital stock. See Item 7: “Major Shareholders and Related Party Transactions.”

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

On June 9, 2000, the Argentine government issued Decree No. 465/00, which provided for the complete deregulation of the telecommunications market as of November 9, 2000. In the context of that deregulation, we and Telecom each signed new license agreements with the regulatory authorities. Our license agreement is referred to in this Annual Report as the “License Agreement.”

Deregulation also influenced the organization of our then-existing subsidiaries and the services that we provided directly and indirectly. Until April 1999, international services had been provided by Telintar, a company previously owned jointly by us and Telecom. The Argentine government provided in Decree No. 264/98 that in order to ensure effective competition in the provision of basic telephone services at the end of the period of transition to competition, we and Telecom would not be able to jointly own businesses. Therefore, Telintar was dissolved, and the assets and liabilities related to Telintar’s business were spun off into two companies, effective May 1, 1999. One successor to Telintar’s operations, Telefónica Larga Distancia de Argentina S.A. (“TLDA”), was merged into us effective October 1, 1999. Telecom owned the other successor, Telecom Internacional S.A., which merged into Telecom effective October 1, 1999. By virtue of these mergers, both we and Telecom hold licenses to provide international long-distance services, as do other new licensees that have been granted as the telecommunications sector was opened up to competition. See “—Business Overview—Competition.”

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

On January 25, 2001, Telefónica made capital contributions of our shares to its subsidiaries to effect the Reorganization Transactions:

Recipient Subsidiary	Capital Contribution by Telefónica (1)
Telefónica Móviles	323,050,945 Class B Shares (including 24,920,528 ADSs)
Telefónica DataCorp	63,524,218 Class B Shares (including 5,096,971 ADSs)
Telefónica Internacional S.A. (“TISA”)	561,133,517 Class B Shares (including 45,023,478 ADSs)

(1)	Number of shares and ADSs are before our Voluntary Capital Stock Reduction. See Item 7 “Capital Stock Reduction”

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

In splitting up our business units, we remain primarily a wireline provider of local, domestic long-distance and international telecommunications services, as well as Internet services. We continue to be owned by Telefónica indirectly through Telefónica Holding de Argentina S.A. (“Telefónica Holding”), Cointel, TISA and TIHBV, and no longer have an equity interest in or control over TYSSA (currently merged into Telefónica Data), TMA or Telefónica Data. See “Purchase of Telefónica Data” below. As a result of the merger of Telefónica Móviles into Telefónica, Telefónica directly controls TMAH and indirectly controls Telefónica Data through Telefónica DataCorp.

Purchase of Telefónica Data

In connection with Telefónica´s Group internal reorganization process, on May 4, 2006, our Board of Directors approved the purchase and sale of shares that represent 97.89% of the capital stock and voting of Telefónica Data, owned by Telefónica DataCorp, a company indirectly controlled by Telefónica.  This transaction was approved by our Audit Committee, prior to its discussion by the Board of Directors.  The Audit Committee considered that the transaction reasonably qualifies as having been agreed on terms that are usual and customary in the market.

On June 16, 2006, we and Telefónica DataCorp entered into a share purchase and sale agreement (“the Agreement”) which provides that such purchase and sale transaction is contingent upon, among other obligations assumed by the parties, us and Telefónica DataCorp being granted an authorization by the Secretary of Communications under the terms of Decree No. 764/00 within 12 months of the execution of the abovementioned agreement. On July 10, 2006 we filed with the Secretary of Communications an application for the above-mentioned approval. On June 15, 2007, we and Telefónica DataCorp agreed to extend the term for compliance with the conditions established in the respective share purchase and sale agreements for an additional 12-month period (“the first amendment”).

Telefónica DataCorp has received a request from a minority shareholder of Telefónica Data to purchase its stockholdings according to Decree No. 677/01. On March 26, 2008 Telefónica Datacorp notified Telefónica Data of its intention to purchase all the minority shareholder stakes according to Decree No. 677/01 Section VII. This offer to purchase is pending of regulatory authorization.

On March 28, 2008 we and Telefónica DataCorp agreed to: (i) the purchase and sale of the shares that represent the remaining 1.875% of the capital stock and votes of Telefónica Data, which will have been previously acquired by Telefónica Datacorp from minority shareholders according to the proceeding mentioned in the previous paragraph –the “second amendment”; (ii) extend the term for the compliance of certain conditions (including regulatory authorization and the completion of the procedure for the acquisition of the minority shareholders’ stakes) for an additional 6-month period as from June 17, 2008; (iii) amend the price for the purchase and sale of the shares to the amount of  U.S.$ 56 million for the shares representing 97.89% of the capital stock, and U.S.$ 1 million for the shares to be acquired from the minority shareholder’s, (iv) subject the closing to the whole transaction to the completion of the procedure for the acquisition of the minority shareholders’ stakes and the approval of this amendment by Company’s Audit Committee and Board of Directors, all of which should occur before December 17, 2008.

On March 31, 2008, TASA was notified that the Secretary of Communications granted the authorization under the terms of Decree No. 764/00.

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

Until 1999, we owned virtually all public exchanges, the network of local telephone lines and the principal domestic long-distance telephone transmission facilities in the Southern Region. As a consequence of the liberalization of the restrictions on competition in the market of telecommunications services, we have been expanding our operations outside the Southern Region into the Northern Region. Currently, our licenses permit us to provide local and domestic long-distance and international services, international data transmission and domestic and international telex services throughout Argentina. See “—Our History and Development—Deregulation of Argentina’s Telecommunications Sector.”

As of December 31, 2007, our telephone system had approximately 4.6 million lines in service, or approximately 23.7 lines in service per 100 inhabitants of the Southern Region. Our assets, excluding net assets from discontinued operations, were approximately Ps.6,285 million at December 31, 2007, and our net revenues were approximately Ps.4,186 million for the fiscal year ended on December 31, 2007. Based on historical net revenues, we are one of the largest companies in Argentina. See “—Revenues” below.

Our telephone network includes installed telephones and switchboards, a network of access lines connecting customers to exchanges, trunk lines connecting exchanges and long-distance transmission equipment. The following table provides, as of each date, certain basic information relating to the development of our domestic telephone system as of the dates indicated.

	December 31, 2007	December 31, 2006	December 31, 2005	December 31, 2004	December 31, 2003
Lines installed(1)	4,916,254	4,818,612	4,728,439	4,615,470	4,570,739
Lines in service(1)(2)	4,591,681	4,638,914	4,534,844	4,328,513	4,168,825
ADSL Broadband users	816,264	515,612	301,902	188,840	69,336
Lines in service per 100 inhabitants (Southern Region)	23.7	24.0	26.0	25.1	24.4
Lines in service per employee	440.2	478.6	509.6	494.3	477.2
Total pending applications(3)	43,170	47,650	47,649	35,578	22,200
Percentage of lines connected to digital exchanges	100%	100%	100%	100%	100%
Public telephones installed	112.396	119,189	120,625	117,028	107,529

(1)	Includes local lines, public lines and digital trunk access in service.

(2)	Excludes presubscribed lines.

(3)	Backlog in lines requested by customers for whom installation is pending.

As of December 31, 2007, approximately 57% of our lines in service were in the greater Buenos Aires multiple area, including 19% of our lines in service that were located within the City of Buenos Aires. Approximately 86% of our lines in service as of December 31, 2007 were residential, with the remainder being professional, commercial and governmental customers.

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

Business Strategy

Our short-term strategy has been to continuously adapt our business plans to address the challenges and risks presented by the Argentine economy. Therefore, the short-term strategy focused on the renegotiation of our contract, cost controls and efficiency improvements, capital expenditures controls and management of working capital and cash and liquidity.

During 2007 the focus was placed on actions oriented towards achieving our vision "to be the most admired company in Argentina in terms of employee enthusiasm, customer satisfaction and contribution to the country’s development”.

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

During 2007 we also implemented the following policies and measures based on:

•
Revenues: We concentrated on developing and promoting certain products that we consider to have strategic importance. We are principally focused on broadband services (our ADSL users increased 58% to approximately 816,000), basic telephone lines  and value added services;

•	Capital Expenditures: We concentrated on capital expenditures related to our strategic products, such as ADSL and basic telephone services.

Our current long-term business strategy is to maintain and enhance our position in Argentina’s competitive telecommunications market, mainly through the enhancement of the quality of the services rendered to our clients. This main objective will be achieved by the introduction of new and high quality products and services to our current and future clients, the introduction of service offerings in new geographic areas, improving and expanding services in the markets we currently serve, and our continuous development as a provider of telecommunications services for corporate and residential customers, among others.

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

Small and Midsize Business Customers

Our Business Unit succeeded in maintaining our leading position in the small and medium enterprises market (retailers and professionals). As a result, we have gained a foothold as the only provider in Argentina to offer comprehensive telecommunications solutions with this kind of customer.

The Business Unit serves 180,000 customers by supplying differential service and hands-on advice, and promoting growth in small and medium enterprises through value propositions based on an understanding of customers’ needs, training and development of new products and services tailored to each specific need.

 In this respect, a number of products were offered during 2007 allowing customers to monitor the workplace on a remote basis, create an Internet-based network of up to 5 computers, and maintain the computer network, among others, thus obtaining high-technology customized solutions and access to services that were formerly restricted to large companies.

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

During 2007, we began to offer integrated solutions to our residential customers in order to increase customer loyalty, retention and overall satisfaction. ADSL products have been bundled to other products such as voice services (“Duos”).

Wholesale Business

Our wholesale business serves other telecommunication providers, such as cellular companies, or fixed-line providers, with network access and facilities. In addition to the necessary interconnection service, the wholesale business offers optional products and services (such as direct digital lines, long-distance transmission, broadband links, and IP traffic).

During 2005, 2006 and 2007, the wholesale business saw significant growth. Such growth was principally due to a sustained demand from the wireless telephony market, the growth of economic activity and the development and growth of new services, such as IP traffic, which allowed us to increase our broadband market share.

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

Telephone Rates
	December 2007	December 2006	December 2005	December 2004	December 2003
	(in pesos)
Residential:
Installation charge per line	150	150	150	150	150
Monthly basic charge(1)	13.23	13.23	13.23	13.23	13.23
Pulses
Month equivalent	282	282	282	282	282
Commercial:
Installation charge per line	150	150	150	150	150

December 2007	December 2006	December 2005	December 2004	December 2003

Monthly basic charge(2)(3)	30.20	30.20	30.20	30.20	30.20
Pulses
Monthly equivalent(3)	644	644	644	644	644
Prices:(4)
Price per pulse (nominal) in pesos	0.0469	0.0469	0.0469	0.0469	0.0469
Price per pulse in U.S.$ (5)	0.015	0.015	0.015	0.016	0.016
Exchange Rate Ps.1.00/U.S.$1.00 (5)	3.15	3.07	3.03	2.98	2.93

(1)
Retirees and pensioners whose consumption is less than 300 pulses per two-month period, as well as residential customers whose consumption is less than 150 pulses per two-month period, have preferential tariffs.

(2)	Monthly basic charge for measured service in an area with more than 200,000 telephones.

(3)
Corresponds to the Province and City of Buenos Aires. For the rest of the Southern Region, monthly basic charges amounted to Ps.27.3 during the period 2002-2007. The pulses/monthly equivalent was 582 for the period 2002-2007.

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

(5)	See “Presentation of Financial Information”.

Our principal sources of revenues for the fiscal year ended December 31, 2007 were approximately 26% from local and domestic long-distance measured services, approximately 21% from monthly basic charges, approximately 19% from special services, approximately 17% from access charges, approximately 3% from public phones and approximately 6% from international long-distance services.

Operating revenue figures presented by category of services in this Annual Report are derived from our accounting records, certain reports from our billing systems and certain estimates made by our management. This breakdown is not included in our Annual Financial Statements.

The table below shows our sales revenues broken down by category of service.(1)

	Fiscal Year ended December 31, 2007	Fiscal Year ended December 31, 2006	Fiscal Year ended December 31, 2005	Fiscal Year ended December 31, 2004 (4)	Fiscal Year ended December 31, 2003(4)
	(in millions of pesos restated for inflation until February 28, 2003)(1)
Basic telephone service
Measured service	1,094	975	923	893	837
Monthly basic charges(2)	869	832	787	746	691
Special services	803	653	525	477	396
Public phones	135	163	185	203	194
Access charges	711	654	531	403	335
International long-distance service	230	203	208	108	105
Direct lines	129	132	119	88	86
Other	215	234	186	187	157

Total(3)	4,186	3,846	3,464	3,105	2,801

(1)	See “Presentation of Financial Information” in the initial pages of this Annual Report.

(2)	Includes monthly basic charges and charges for supplemental services.

(3)	We accrue our operating revenues for each financial reporting period based on pulses (defined below) and services consumed, whether or not charges for the pulses and services have been billed.

(4)	Figures do not include the effect of the change in disclosure and valuation criteria described in “Selected Financial Data” and Note 2.3 to our Annual Financial Statements.

Measured Service

For measured service, we have two different billing cycles, one is a two-month billing cycle and the other is a monthly billing cycle. Approximately 41% of our customers have a two-month billing cycle. Charges for local and domestic long-distance measured service vary with the price per unit of usage at the time of the call and the number of units that measure usage (“usage units”) that are tallied during a call. The number of usage units tallied for a particular local call depends upon the day, the time of day and the duration of the call. Historically, the only type of usage unit used to determine charges for local calls had been the “pulse”, a fixed value unit. A pulse is four minutes during off-peak time and two minutes during peak time. Usage for domestic long-distance calls is measured in variable value units denominated in pesos per minute. A “communication unit” serves as the conversion factor that, when multiplied by the then current price per pulse, determines the applicable cost per second of a domestic long-distance call. The conversion value of a communication unit applicable to a particular call varies depending upon distance of the call and the frequency of pulses, according to the type of telecommunications service giving rise to the charges and time of day and day of the week of the call. We offer a control line plan, which allows customers to make local, interurban and international calls, with limited pulses and paying a fixed charge per month.

Prior to the enactment on January 6, 2002 of the Public Emergency Law, the price per pulse was adjustable on a semiannual basis based on changes in the U.S. consumer price index, and was denominated in U.S. dollars.

In the Memorandum of Understanding 2006, the parties agreed to comply with and maintain the legal conditions provided in the Transfer Contract and regulations effective as of that time. Thirty days after the public hearing to discuss the Memorandum of Understanding 2006, which was celebrated on April 28, 2006, both we and our shareholders were to suspend for 210 business days all the claims, and lawsuits regarding our license and Transfer Contract filed or in progress before administrative and arbitral tribunals or any court of law, in Argentina or abroad, based on or related to the events occurred or measures taken as a result of the emergency situation under Law No. 25,561. We and our shareholders complied with this requirement. Subsequently, we and our shareholders agreed several extensions of the suspension of such claims and lawsuits for six-month periods, until October 7, 2008. After the procedures provided for in current regulations are met, this instrument will be a necessary background to execute the Protocol of Renegotiation of the Transfer Contract (“Protocol of Renegotiation”) approved by Decree No.2,332/90 as provided for Law No.25,561, Section 9.

Among other things, the Memorandum of Understanding 2006 provides the future unification of the reduced rate calling time band for local, domestic and international long-distance calls, starting as from the implementation of the Protocol of Renegotiation.

Domestic Long-Distance Service

As indicated above, as of the Transfer Date, our domestic long-distance service was provided principally through our microwave network, using analog switching and transmission technology. We converted our microwave network to digital switching and transmission technology. As of December 31, 2007, we had constructed 19,459 kilometers of an optical fiber network, of which 5,835 kilometers are in the Northern Region, for domestic long-distance transmission between major cities and another optical fiber network for transmission between local exchanges.

We estimate that, for the fiscal years ended December 31, 2007, 2006 and 2005, domestic long distance traffic represented approximately, 41%, 43% and 43%, respectively, of all measured service revenues.

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

As of December 31, 2007, approximately 81% of our monthly basic charges and measured service revenues were generated by residential customers. The remainder was comprised of professional, commercial and governmental customers.

Special Services

From 2001 to 2007, we significantly increased the offering of value-added services, including (1) supplementary services (e.g., call waiting, call forwarding) provided through digital switches and telephones, (2) special services for companies (e.g., digital links between customers and digital trunk access), (3) other services supported by an intelligent network (e.g., calling cards, toll-free calling, voice messaging, collect calling), (4) prepaid cards, (5) Internet access (including ADSL broadband services and Internet traffic); we collect monthly charges depending on: (i) speed, and (ii) geographical zone) ,  (6) flat-rate products (refer to a pricing structure that charges a single fixed rate for service, regardless of usage), and (7) DUO (a bundle of Internet access and flat rate products).

During 2005, 2006 and 2007 we experienced a net increase in our lines in service and ADSL users, which contributed to an increase in our revenues.  In 2007 our lines in service decreased by approximately 47,000 lines, and our ADSL users increased by approximately 300,000 users, or by 58%. In 2006 our lines in service increased by approximately 104,000 lines and our ADSL users increased by approximately 214,000 users. Our mission and strategy is to continue growing in high-speed Internet broadband services such as ADSL connections, with the aim of reaching one million ADSL customers by 2008.

Public Phones

As of December 31, 2007, we had 112,396 public telephones installed. Of these, as of December 31, 2007 6,343 are public telephones that we installed in the Northern Region and 106,053 are public telephones installed in the Southern Region. We charge for each call a measured service and an amount for usage measured by usage units. The majority of the public telephones are operated by third parties who are billed for usage. We provide a variable commissions to individuals and small- to medium-sized companies in the offering of semi-public and public telephone services so as to increase the availability of such services. We have installed coin-operated modular telephones that permit placing local, domestic long-distance, and international calls by direct dialing. These modular telephones are connected to a centralized information management system.

Access Charges

Revenues from access charges through December 31, 2007 consist of fees collected from other operators, such as (1) local and/or long-distance providers, (2) cellular and PCS licensees, and (3) other minor providers of telecommunication services related to interconnection services that primarily include access, termination and long-distance transport of calls. Interconnection charges are principally calculated on a per minute usage.

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

During 2003, 2004, 2005 and 2006 most of these prices were adjusted by the Reference Stabilization Coefficient (“CER”) as described elsewhere in this Annual Report.

We have recently been negotiating new agreements with other operators that provide for access charges  to be fixed in U.S. dollars.

International Long-Distance Service

Revenues from our sales of international long-distance service consisted of:

•
amounts billed to our local service customers who have not presubscribed with another long-distance provider and to Telecom’s local service customers (through a presubscription process) for outgoing telephone calls;

•	amounts earned from foreign (non-Argentine) telecommunications carriers and administrations (“foreign carriers”) for connection to the Argentine telephone network;

•	international telex services; and

•	international point-to-point leased circuits.

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

Among other things, the Memorandum of Understanding 2006 provides  the future application of a correction factor to international incoming calls in Argentina such that the value mentioned in section 37, Exhibit II, Presidential Decree No. 764/00 would be increased threefold.

Currently, we are licensed to provide international services throughout Argentina. We are connected to numerous worldwide submarine cable networks. This access to the global network provides us with optical fiber connections to many of the largest and most frequently called international destinations from Argentina, including Brazil, Uruguay, the United States, the United Kingdom, Venezuela, Germany, France, Japan, Korea, Singapore, Portugal, Spain, Canada, Australia, Italy, Switzerland, Taiwan and Hong Kong.

Currently, we are a member of two joint ventures of telecommunications companies, called PANAMERICANO and ATLANTIS-2, which have been organized to construct and operate submarine cable systems. PANAMERICANO went into operation in the first quarter of 1999 and stretches north along the Pacific coast from Chile, connecting all Latin American countries having a Pacific shoreline and providing an alternative route to the United States. Effective on February 22, 2000, ATLANTIS-2 offers routes to the United States, Africa and Europe, with moorings that touch Argentina, Brazil, Dakar, the Canary Islands, Cape Verde and Portugal.

In December 2002, we purchased an Indefeasible Right of Use (IRU) of capacity from Telefónica Internacional Wholesale Services S.A. (“TIWS”  formerly Emergia S.A.) in its ring network for voice traffic and IPLs (International Private Line), allowing us to be part of the Telefónica global network, together with the other affiliates, thus improving quality and services. By means of this network, all of Telefónica’s subsidiaries are interconnected and have more alternatives to route international traffic.

Operating revenues from international long-distance telephone service have included payments for calls carried by us under bilateral agreements between Argentine and foreign carriers covering virtually all international long-distance calls into or out of Argentina. The agreements govern the payments to foreign carriers for the use of such carriers’ facilities in connecting international calls billed in Argentina and the payments by foreign carriers for the use of facilities of Argentine carriers in connecting international calls billed abroad. The rates of payment under such agreements are negotiated with each foreign carrier. The practice among carriers is for payments due for the use of overseas networks to be recorded, collected and forwarded by the carriers in the country from which the call is initiated. Settlements among carriers are usually made on a net basis.

Virtually all of the telephones in our service area are capable of international direct dialing and almost all outgoing international calls are made using international direct dialing rather than operator assistance.

Direct Lines

Direct lines are dedicated point-to-point leased lines for data transmission. The bandwidth of direct lines varies depending on customer requests from 9.6 kbps to 1,920 kbps. We collect fees from installation and monthly charges. Fees from installation are collected only once and in case of specific installations. We collect additional one-time monthly charges depending on: (i) type of line, (ii) bandwidth, (iii) distance between points leased, (iv) duration of the contract and (v) usage of the lines. This service is not regulated and is beyond the scope of Law No. 25,561.

Other Sources of Revenues

Other sources of revenues include installation charges, other charges to affiliates, charges for operator-assisted long-distance calls, and other minor miscellaneous customer charges.

Revenues from installation charges consist primarily of fees for installation of new phone lines. Pursuant to the provisions of Decree No. 264/98, the Secretary of Communications can approve limitations on fixed rate installation charges below U.S.$100 for (1) new, low-consumption customers, (2) retirees, (3) students, and (4) residents of low-income suburbs, in accordance with contractual arrangements established by regulation. On March 27, 1998, the Secretary of Communications issued Resolution No. 868/98, which limited installation charges to U.S.$200 as of April 1, 1998, and to U.S.$150 as of October 1, 1998.These amounts in U.S. dollars were converted into pesos by virtue of the Public Emergency Law. In our opinion, the effect of the limits on installation charges on our business, financial condition and results of operations has not by itself been material.

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

On October 24, 2006, we and Alto Palermo entered into a Share Purchase and Sale Agreement whereby we agreed to transfer all of our shares of E-Commerce Latina’s capital stock and 11 shares of Altocity.com’s capital stock to Alto Palermo. The sale price of the shares was Ps.85,876.

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

Disposal of Telinver (Publisher of Telephone Directories)

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

On November 11, 2005, we sold 100% of our shares in Telinver and other related assets to Telefónica Publicidad e Información, S.A. (“TPI”) and Telefónica Publicidad e Información International, S.A. ( “TPII” and together with TPI, the “TPI Group”), which acquired 95% and 5% of the shares, respectively, Spanish companies that belonged to the Telefónica Group until August 2006. The transaction was approved by our Audit Committee prior to the discussion thereof by the Board of Directors. The Audit Committee concluded that the transaction, the conditions of which are summarized below, may be fairly considered as meeting the normal and usual market conditions. The main terms of the transaction are as follows:

Price: U.S.$.74 million (value of assets), from which the financial debt (net of treasury) and allowances of approximately U.S.$.7.5 million were deducted.

Term: The purchase price would be paid by TPI Group over a term of 2 years and 6 months from the date of execution, plus an interest rate equivalent to 5.03% per annum. This payment was secured by two promissory notes issued by each of the purchasers. However, the agreement provided for the acceleration of terms in the event Telefónica were to decrease its direct or indirect interest in TPI Group below 50.1% and/or lost management and control over TPI Group. On July 24, 2006, Telefónica transferred its equity interest in TPI and TPII, such that TPI and TPII no longer belong to Telefónica Group. Accordingly, on August 1, 2006, we collected the purchase price, plus interest related to the disposal of Telinver S.A.

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

Edition Agreement: We have entrusted Telinver with the edition, publication, distribution and advertising exploitation of the telephone directories. Under this agreement, we receive compensation for the net revenues derived from advertising exploitation of the telephone directories and continue to be liable for the costs of the directories’ white-page section.

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

Collection and Termination Policies

Our policies for past due accounts depend on the type of service, as follows:

Basic Telephone Service: Once an account is past due, we first make numerous recorded and personal calls to resolve the situation followed by a formal notification. If that fails, we restrict the line to incoming calls. If the account still remains past due, we engage a collection agency. If the agency is unsuccessful at collecting the amount due, the line is disconnected. The collection agency continues being involved after the disconnection is made.

This termination policy is in compliance with applicable government regulations.

  Broadband users (ADSL):  Once an account is past due, we first send mail and make recorded and personal calls to resolve the situation. If that fails, we block access to the Internet. If the account remains past due after 75 days we engage a collection agency and also there is a third party company attempting to retain the client. If these actions are unsuccessful, the broadband user is disconnected.

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

The Management Agreement establishes that the management fee paid to the Operator, Telefónica, shall amount to 9% of our “gross margin”, defined as the sum of our net income, amortizations, financial expenses, income tax, and  the management fee itself.

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

During the fiscal years ended December 31, 2007, 2006 and 2005, the management fee was approximately Ps.61 million, Ps.74 million and Ps.75 million, respectively. In addition to the management fee, we are obligated under the Management Agreement to cover the costs of personnel assigned to us.

The Management Agreement originally had a seven-year term coinciding with the period of exclusivity provided for in the List of Conditions. The Agreement was automatically extended for an additional period coinciding with the extension of the period of exclusivity of our license to provide telecommunications services. As our license was exclusive until October 10, 1999 (see “—Competition” below), we and Telefónica continued to honor the terms of the Management Agreement until such date. At Telefónica’s option, the Management Agreement was extended through April 30, 2008 when the management agreement will terminate.

Capital Expenditures

Pursuant to applicable regulations, we are required to meet certain minimum annual standards regarding the expansion of our telephone system and improvement to the quality of service in order to maintain our non-exclusive license. See “—Regulatory Matters—Service Requirements” below.

The following table sets forth our capital expenditures including IT applications.

Capital Expenditures(1)(2) 4)
	Fiscal Year Ended December 31,
	2007	2006	2005	2004	2003
	(in millions of pesos restated for inflation until February 28, 2003)
Buildings, Land and Equipment	15	7	11	10	2
Switching and Transmission	240	262	192	191	85
External Plant(3)	125	31	35	26	7
Telephone Equipment	35	29	28	24	17
Materials	187	117	73	109	21
Other	88	122	134	77	54
Total	690	568	473	437	186

(1)	The allocation of work in progress and prepayments to vendors among items has been estimated.

(2)	See Note 2.1 to our Annual Financial Statements and Item 3: “Key Information—Selected Financial Data.”

(3)
“External Plant” includes transmission lines and other transmission facilities (principally underground cables), but excludes real property not associated with transmission facilities, which is included under “Buildings, Land and Equipment.”

(4)
Includes Ps. 97 million, Ps. 74 million, Ps. 32 million, Ps 41 million and Ps. 45 million of capital expenditures financed by trade, bank and financial payables for the fiscal years ended December 31, 2007, 2006, 2005, 2004 and 2003 (in pesos restated for inflation until February 28, 2003).

For the fiscal year ending December 31, 2008, we expect to make capital expenditures, including IT applications, of approximately Ps.850 million. Estimates for capital expenditures are preliminary and are based upon assumptions regarding commercial, technical and economic factors exchange rates, evolution of the inflation rate, demand and availability of equipment and buildings. See “—Business Strategy” above and Item 5: “Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

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

The following table provides, as of December 31, 2007, the number of licenses granted by the Secretary of Communications per service:

Type of license	Quantity(1)
PCS	5
Basic telephone service	288
Local telephony	146
Domestic long-distance	186
International long-distance	187
Public telephone	153
Internet access	22

Type of license	Quantity(1)
Data transmission service	440
Value-added service	740
Cellular service	6
Other	1,170
Total	3,343

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

Competition has and may continue to be affected by the business strategies and alliances of our competitors and the general business and economic climate in Argentina, including changes in demand, interest rates, inflation rates and the peso/U.S. dollar exchange rate, which may affect us and our competitors differently, not necessarily to our advantage. Additionally, a continuing trend toward business combinations and reorganizations in the telecommunications industry may create powerful new competitors. The consolidation of Teléfonos de México S.A. (“Telmex”) in Argentina led this company to be the third largest telecommunication operator by its participation in AMX Argentina S.A. through América Móviles, Telmex Argentina (formerly known as AT&T Latin America Argentine branch), Techtel, Metrored and Ertach (the acquisition of Ertach is subject to approval by Secretary of Communications).

Telecom is planning the deployment of a Next Generation Network (NGN). With this network, Telecom will be able to offer IPTV, Video on Demand and 20Mbps Internet access. In addition, Telecom is planning to migrate its entire network to NGN in the next seven years and to extend this technology to the Southern Region.

Basic Telephone Services

We are the incumbent provider of basic telephone services in the Southern Region. However, other licensees currently providing local telephone services include Telecom, Telmex, Impsat S.A (which was acquired by Global Crossing Ltd. in May, 2007, and Port-Hable (Hutchison Telecommunications Argentina S.A.).

AMX Argentina S.A., a mobile phone company owned by Telmex, is also competing in the basic telephony market, with a fixed cellular phone launched in March 2005.

We are now using our expanded fiber-optic network in the Northern Region to carry long-distance traffic and a multiservice network to provide local service in the three most important cities in the Northern Region where Telecom is the incumbent provider. We have expanded and improved our network capacity by, among other means: (1) the construction of fixed wireless networks equipped to provide symmetric and asymmetric voice services in the Northern Region; (2) activating new lines and focusing on achieving full capacity utilization on plant additions and on existing network capacity; (3) others, including the expansion of the transmission network to accommodate current traffic (including local, multiple-area, domestic long-distance, and submarine cable traffic). As of December 31, 2007, we had built 19,549 kilometers of an optical fiber network, of which (1) 5,835 kilometers are in the Northern Region for domestic long-distance transmission between major cities, and (2) 13,714 kilometers make up another optical fiber network for transmission between local exchanges. The fiber-optic network currently extends to several of the larger Northern Region. We use supplemental leasing of circuits from other providers to increase our ability to offer long-distance service in the Northern Region.

Domestic Long-Distance Service

Our principal competitors in providing domestic long-distance telephone services are Telecom, Telmex, I-Plan, Telephone 2 and Impsat. Our exposure to competition has increased due to the presubscription process and might be further increased if the carrier selection through dialing (“call by call”) is fully implemented. See “—Regulatory Matters—Regulations Related to Long-Distance Services,” below. As a consequence of the presubscription process, certain local service customers opted for one of our competitors, and certain Telecom local services customers opted for us or for one of the other competitors as their new provider of long-distance services. During 2007, the total number of long-distance services customers gained (approximately 149,800 lines) was less than customers lost (approximately 181,300 lines). We have focused on “win-back” activities regarding those customers that opted for other providers. Customers will be able in the near future to select their long distance provider by dialing a specific three digit code number at the time they make a call. This new system, when fully operative, will coexist as an alternative for the pre-subscription provider for the line that originates a long distance call. As of the date of this Annual Report, our networks and equipment are available to provide the selection services, but no operator has asked us for interconnection.

International Long-Distance Service

Domestically, we face competition mainly from Telecom, Telmex, Impsat, I-Plan and Telephone2 with regards to international service. Such competition is affected by several factors, including price, service, technical performance, marketing strategy and functionality.

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

Public Telephone Service

Our principal competitors for public telephone service are Telecom, Telefonía Pública y Privada S.A., Telecentro S.A., and I-Plan. As of December 31, 2007, we owned 112,396 public telephones in Argentina, of which, 6,343 are public telephones that we installed in the Northern Region and 106,053 are public telephones installed in the Southern Region.

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

•	Wireless, with two principal competitors, Velocom and Ertach (acquired by Nextel and Telmex, subject to approval of the Secretary of Communications).

We are capable of providing ADSL through our own network. ADSL works by splitting an existing telephone line signal in two, one signal for voice and the other for data. ADSL allows Internet access simultaneously with telephone usage and provides a fast Internet connection. During 2007, we focused on expanding this service and increased the number of ADSL lines by 58%. As of December 31, 2007, we had 816,264 customers subscribed to ADSL and held a broadband market share in the Southern Region of approximately 72% according to internal estimates. We expect to continue expanding our offering of this service in 2008.

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

Our business strategy contemplates continuing to increase the share of investments dedicated to broadband in our global budget of investment for the coming years, boosting contents and the variety of broadband-based value added services offered, including multimedia, music and games, among others. We intend to develop multimedia, and offer Triple Play bundle (voice, broadband access/data and media) shortly.

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

In the value added services market, there are two significant issues:

1.	During 2008, mobile operators will enrich their product mix with new services. The most important one will be Mobile Broadband.

2.	It is expected that the first Triple Play offers will arrive soon. Our most important competitors seem to be prepared to deliver this kind of service.

Indirect Competitors

Wireless services have, since their inception, competed indirectly against wireline local services that we provide because cellular and PCS are, in certain cases, alternatives to those services, as well as to public telephone services. We also face indirect competition from PCS providers such as Movistar (the successor company to the business combination of TMA and Movicom BellSouth Operations), Telecom Personal S.A., CTI and Nextel. Movistar is the brand name of TMA, a company affiliated with us. In the past few years, these wireless alternatives have experienced rapid growth and had approximately 38.6 million clients as of December 31, 2007, according to internal estimates. This growth was accompanied with strong investments in GSM.

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

Pursuant to the Memorandum of Understanding 2006, the PEN has undertaken to make efforts to establish in the future a stable legal framework allowing it to regulate the activities in the sector. To that end, it shall send a bill of proposed legislation to the Legislative Power which shall include the following minimum contents:

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

Current Regulatory Environment

On September 3, 2000, the Argentine government issued Decree No. 764/00, which, in the context of the deregulation of the access to the telecommunications market, approved the Rules for Licenses for Telecommunications Services, the Rules for Interconnection, the Rules for Universal Service and the Rules for the Management and Control of the Radioelectric Spectrum. These rules constitute the current regulatory framework applicable to us. The above-mentioned rules address, among other issues, the requirements to obtain the licenses to render telecommunications services; the conditions to establish tariffs and the providers’ obligations; the technical and economic aspects for interconnection to the networks of different providers; the programs, administration and economic issues of Universal Service; and the principles that will govern the management and control of the radioelectric spectrum. On September 19, 2000, we filed a petition for reconsideration of certain provisions of Decree No. 764/00. There has not yet been a ruling on this issue. As of the date of this Annual Report, the Secretary of Communications has not yet issued the General Rules regarding Restrictive Practices in Competition and Cross-Subsidies mandated by the provisions of Decree No. 264/98.

The Rules for Licenses for Telecommunications Services  established that (1) a free-price regime would be established for new market entrants, together with a fixed-rate regime for the incumbent operators, except in the case where there is “effective competition” for specific services and areas, (2) one license may serve for all telecommunications services and (3) radio and television operators may receive licenses to provide telecommunication services.

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

Pursuant to several laws that established annual extensions the term to carry out the renegotiation has been extended until December 31, 2008. The National Executive Power will be responsible for submitting the renegotiation proposals to the Argentine Congress, which has to communicate its decision within a period of 60 running days counted from the date of reception of the proposal. In the event such period expires without the Argentine Congress having reached a solution, the proposal is deemed accepted. If the proposal is rejected, the National Executive Power will resume the process to renegotiate the applicable agreement. This rule establishes that the decisions adopted by the National Executive Power in this renegotiation process will not be limited to, or subject to, the stipulations contained in the above mentioned regulatory frameworks currently governing the concession or license agreements for the respective public utilities. Renegotiation agreements may cover partial aspects of concession or licensing agreements, contain formulas to adjust such agreements or temporarily amend them and include the possibility of agreeing upon periodical reviews, as well as the establishment of conditions that must be met by the quality parameters applied to services. If there were temporary amendments, they should be taken into consideration in the terms of the final agreements reached with concessionaires or licensees. The legal provisions do not authorize public utilities contractors or concessionaires to suspend or alter compliance with their duties.

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

Pursuant to Resolution No. 73 dated March 31, 2005, and the clarifying resolution No.149 dated June 21, 2005, we and Telecom were instructed to include the beneficiaries of the Head of Household Plan who already own a telephone line in the customer category “Retirees, Pensioners and Low-Consumption Households” as long as they meet certain eligibility requirements. For that purpose, we are under the obligation to request the National Social Security Authorities (Anses) to supply us with the National Register of Beneficiaries of the Head of Household Plan.

In the opinion of our management, the application of the measures mentioned in paragraphs 1, 2 and 3 above does not have a significant impact on our results.

The deep changes in the Argentine economic model experienced since early 2002 and the current legislative framework (the Public Emergency Law) are to be considered extraordinary events that significantly altered the economic and financial equation and the regime applicable to the industry, therefore allowing the renegotiation of the regime to adapt it to the new situation, in full compliance with the principles established in the list of conditions and the transfer contract in order to maintain a regular, continuous and efficient supply of telephony services. The Transfer Contract contemplates the possibility of automatically adjusting the tariffs in the case of extraordinary and unforeseen events therein defined or government actions or decisions that significantly affect the Transfer Contract’s original financial equation. It also provides for compensation by the Argentine government when there are extraordinary events, including actions and decisions of the government such as a freezing of tariffs or price controls, as well as the procedures to be followed to collect such compensation.

We filed the information required by the Argentine government and have proposed to reestablish the tariff regime stipulated in the Transfer Contract, which was cancelled upon the enactment of the Convertibility Law and the issuance of Decree No. 2,585/91. Such tariff regime contemplates peso-denominated tariffs adjusted for the monthly consumer price index in Argentina or, if there were significant differences between this index and the variation of the U.S. dollar, by the result obtained from the application of a polynomial formula that considers 40% of the monthly variation of the price of the U.S. dollar and 60% of the variation of the monthly consumer price index in Argentina. We proposed different alternatives to achieve such objective, especially to handle the transition from current tariffs to those resulting from the application of the Transfer Contract.

On February 15, 2006,  we and UNIREN, on behalf of the National Government, executed the Memorandum of Understanding 2006. After the procedures provided for in current regulations are met, this instrument will be a necessary background to execute the Protocol of Renegotiation of the Transfer Contract, as provided for Law No. 25,561, Section 9.

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

In the Memorandum of Understanding 2006, the parties agreed to comply with and maintain the legal conditions provided in the Transfer Contract and regulations effective as of that time. Thirty days after the public hearing to discuss the Memorandum of Understanding 2006, which was celebrated on April 28, 2006, both we and our shareholders were to suspend for 210 business days  all claims and lawsuits regarding our license and Transfer Contract filed or in progress before administrative and arbitral tribunals or any court of law in Argentina or abroad based on or related to the events occurred or measures taken as a result of the emergency situation under Law No. 25,561. We and our shareholders complied with this requirement. Subsequently, we and our shareholders agreed upon several extensions of the suspension of such claims and lawsuits for six-month periods, until April 4, 2008. After the procedures provided for in current regulations are met, this instrument will be a necessary background to execute the Protocol of Renegotiation of the Transfer Contract approved by Decree No.2,332/90 as provided for Law No.25,561, Section 9.

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

Rate Regulations

Presidential Decree No. 764/00 set forth that providers of telephone services may freely establish the tariffs and/or prices for their services, which must be applied on a nondiscriminatory basis. However, until the Secretary of Communications determines that there is effective competition for telecommunications services, the “dominant” providers in such areas, which include us, must respect the maximum tariffs established in the General Rate Structure . Below the values established in such tariff structure, such providers may freely set their rates by areas, routes, long-distance legs and/or customer groups. To determine the existence of effective competition, the dominant providers must demonstrate that other providers of the same service obtained 20% of the total revenues for such service in the local area of the basic telephone service involved. Effective competition will be considered to exist in the provision of national or international long-distance services for calls originated in a local area covered by basic telephone service when the customers in such area are able to choose, through the dialing selection method, among more than two service providers, if each of them offers more than one long-distance destination.

In 2000, we filed a request to the effect that effective competition be officially acknowledged in the Buenos Aires Multiple Area. Pursuant to Resolution No. 304/03, the Secretary of Communications indicated that we should revise the presentations submitted by supplying additional information. We have complied with this request and no resolution has yet been made in the case.

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

Under the tariff regulation mechanism in effect known as Price Cap, to which we are subject, tariff discounts have been applied based on a formula comprised of the U.S. consumer price index and an efficiency factor. On October 4, 2001, the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires, in relation to the complaint filed by the Free Consumers’ Cooperative (Consumidores Libres Cooperativa Limitada de Provisión de Servicios Comunitarios), mentioned in Note 10.d), to our Annual Financial Statements, awarded a precautionary measure ordering the Argentine government, us and Telecom to refrain from applying the corrections set forth in Section 2 of the agreements  approved by Decree No. 2,585/91 until final judgment is rendered in the case, which meant that the rates could not be adjusted by the U.S. consumer price index. We appealed such decision before the Supreme Court of Justice rejecting the arguments stated therein, which has been adversely determined as of the date of issuance of the Financial Statements. On June 22, 2007, the court of original jurisdiction ruled declaring the maturity of the proceedings. Free Consumers’ Cooperative appealed the court decision, which at the date of this Annual Report is pending of resolution. In the opinion of our Management and our legal counsel, it is unlikely and remote that the resolution of this issue could have a negative effect on the results of our operations or our financial position.

We, Telecom and the Secretary of Communications entered into agreements for the application of the Price Cap for the 2000-2001, 2001-2002 and 2002-2003 periods. The Price Cap for the 2000-2001 period was established at 6.75%, of which 6% was allocated to rate reductions attributable to discount plans that were in effect in 2000 and the non-application of the semiannual adjustments to the pulse of that year value, among other items. The remaining 0.75% was to be applied as defined by the licensees. The Price Cap for the 2001-2002 period was established at 5.6%, and would be allocated to the non-application of the semiannual adjustments to the pulse value of 2001, plus the balance of the non-computation of the pulse value not applied in the price cap for the previous year. To date, the remaining amount has not been allocated to the services contemplated in the agreement. The Price Cap for the 2002-2003 period was established at an efficiency factor which could not exceed 5%, but its value was not fixed. The above-mentioned agreements require the approvals of the Ministries of Economy and Federal Planning, Public Investment and Services, which are still pending as of the date of issuance of this Annual Report.  Moreover, neither the effect of the reduction in rates previously implemented as compared to the rate reduction adjustments established by the Secretary of Communications nor the rate differences pending application under the referred agreements, have been established.  There was no Price Cap for the 2004, 2005, 2006 and 2007 periods.

In September 2007, the National Communications Commission, through its Resolution No. 433/07, notified us about the conclusion of its audit on the rate reduction issued by Resolution No. 2,925/99 (the “Price Cap 1999”). In the above-mentioned resolution, the National Communications Commission  stated that Ps.4.9 million in tariffs collected by us must be offset, through a greater rate reduction than was originally established for the Price Cap 2000. We  and our legal advisors consider that the above-mentioned balance will be fully offset by the amount to be determined for the Price Cap 2000, without having effect on the financial position and results of our operations as of December 31, 2007.

In the opinion of our management and our legal counsel, the resolution of these issues related to the Price Cap and the complaint filed by the Free Consumers’ Cooperative might exclusively affect the maximum tariffs for future services that we are authorized to collect from our customers for services, areas or customers in which effective competition has not been declared. As of December 31, 2007, these maximum tariffs are the result of the application to the tariffs in force as of November 7, 2000, the discounts applied as a result of the implementation of the Price Cap corresponding to the period 2000-2001 and to the advanced decreases corresponding to the period 2001-2002, as established in the mentioned agreements.

Under the Price Cap mechanism currently in effect, the rate reduction percentage and the services to which such reductions will eventually apply depend on the final approval of the above rate agreements, and on the outcome of the legal proceedings commenced by the Free Consumers’ Cooperative regarding the effective rate system abovementioned.

Based on current rate regulation mechanisms, and considering our defense against the above legal proceedings, in the opinion of our management and our legal counsel, the outcome of these issues will not have a negative impact upon our financial position or a significant adverse effect on our results of operations.

In addition, Decree No. 764/00 reduced, as of November 2000, the interconnection charges for the origin and destination of calls in local areas to 1.1 Argentine cents per minute for those districts with more than 5,000 inhabitants or a telephone-set density above 15 telephones for every 100 inhabitants, to 1.3 Argentine cents per minute for the remaining districts and for those areas included in the original license of independent operators, and to 0.30 cents per minute for the transit within local areas. A 3% semiannual “price cap” reduction was applied during the first two years after these rules and regulations became effective. By virtue of the Public Emergency Law, the interconnection charges related to origin and destination of the calls were pesified at the rate of Ps.1.00 per U.S. dollar, and during 2003, 2004, 2005 and 2006, most of these private contracts were adjusted by CER. As from fiscal year 2007, we have been negotiating new agreements with operators that provide for fixed access charges denominated in U.S. dollars.

Tariff Restructuring

The tariff restructuring granted by Decree No. 92/97, effective on February 1, 1997, established an increase in the price of the monthly basic charge and in local service rates and a decrease in the rates for domestic and international long-distance services and for local and domestic long-distance public phone services for longer distances. The net impact of the tariff restructuring was intended to be neutral on revenues during the two years after it became effective.

On December 1, 1999, the S.C. issued Resolution No. 4,269/99, which finally determined the excess revenue amount as Ps.18 million rather than the preliminary amount of Ps.14 million for the two-year period between February 1997 and February 1999, as previously determined by the S.C.. As Resolution No. 18,968/99 similarly provided, Resolution No. 4,269/99 states that the National Communications Commission will determine the form and time of implementation of the corresponding tariff reduction to compensate for such excess revenues. We filed an appeal for review of Resolution No. 4,269/99, on the grounds that the calculation method used by the S.C. to determine the impact of the tariff restructuring established by Decree No. 92/97 was improper and should be challenged. On December 3, 2007, we, without acknowledging facts or rights, withdrew the appeal, requesting the final settlement of the amount determined by Resolution No. 4,269/99 in the framework of the mechanism established by Resolution No. 42/2007 (see –Item 8 “Financial Information - Annual Financial Statements and Other Financial Information - Legal Proceedings” ). On December 6, 2007, the S.C. accepted the withdrawal of the appeal and sent the file to the National Communications Commission in order to include the above-mentioned amounts into the compensation established in Resolution No. 42/07 of the S.C.

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

In responding to consumer demand for new line installations and to meet the average waiting time requirement, we performed line installations in excess of those required in the List of Conditions. As of December 31, 2007, our backlog of pending applications for service was 43,170 lines.

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

Universal Service

Presidential Decree No. 764/00 approved the  Universal Service Regulations, amended pursuant to Decree No. 558/08 (as published in the official Gazette on April 4, 2008) to promote the access to telecommunications services by customers either located in high-cost access or maintenance areas or with physical limitations or other special needs. Such regulations establish that the funds for the provision of these services will be afforded by “Universal Service Fund”, to be financed by all telecommunications providers (including us) through the payment of 1% of total revenues for telecommunications services, net of any direct tax applicable and automatic deductions provided by the related regulation.

On June 8, 2007, and July 26, 2007, the S.C. issued Resolutions No. 80 and No. 127, in which certain conditions were imposed on providers of telecommunication services as from July 2007 and until the Universal Service Trust Fund created by Decree No. 764/00 is established. These resolutions set forth that providers of telecommunications services must each open a bank account at Banco Nación, in which to deposit, on a monthly basis, the amounts pertaining to their duties, until the Universal Service Trust Fund is established.

In addition, these resolutions set forth that each provider shall inform to the National Communications Commission, on a monthly basis, of the amounts deposited in its account at Banco Nación, and must submit an affidavit, identifying the amounts payable as investment contribution and, if applicable, any amounts spent by the provider in the implementation of programs which are to be deducted from the contribution to be paid. Resolution No. 2713/2007 of the National Communications Commission put into effect the affidavit model, established procedures regarding the determination of the calculation basis applicable to the investment contribution and instructed that any amounts to be offset in connection with performance of the Universal Service Program “will be subject to the final determination of the activities undertaken by the Commission created by Section 10 of Resolution No. 80 and any determination subsequently issued in the framework of Resolution 80 and concurrent Resolution No. 82”. As regards the amounts to be paid, the S.C. issued Resolution No. 82 (mentioned above), whereby an “ad hoc” commission is to be created, for the purpose of identifying the providers required to pay investment contributions to the Universal Service Trust Fund, analyzing the existing programs and evaluating their impact in determining the applicable compensations regarding the initial programs currently underway, and determining the amounts corresponding to the services provided in connection with the Universal Service Program". This commission will be made up of two S.C. representatives and two National Communications Commission representatives. As of the date of issuance of this Annual Report, the S.C. has not designated the members of the “ad hoc” commission and therefore it has not defined, the mechanism and criteria to determine the amounts to be eventually compensated, the procedures by which we may recover any cost incurred in the execution of the initial programs and the impact of such recovery on the fund to be created.

We have filed the monthly affidavit with the National Communications Commission, as required by regulations, estimating the amounts corresponding to the initial programs above-mentioned.

The recently published Decree No. 558/08 creates the Trust Fund for the Universal Service and orders that it must be implemented and set up through the execution of a trust in conformity with Law No. 24,441 in a term of one hundred and eighty days. The providers of telecommunications services shall act in their capacity as trustors in this trust, which shall rely on the assistance of a Technical Committee made up by seven members (two members shall be appointed by the S.C., one member shall be appointed by the National Communications Commission and three members shall be appointed by the providers – two of which shall be appointed by the holders of the concession for the supply of basic telephone services and another member to be appointed by Independent Carriers). This Technical Committee shall be entrusted with the preparation of annual resources forecasts, the instructions to be imparted on the Trustee, the orders for the Trustee to disburse the amounts required to finance the Universal Service programs, reports to the applicable authorities concerning any irregularity identified in the application of funds, etc. As regards the contributions payable, Decree No. 558/08 sets forth that the duty imposed on each provider to make a given contribution shall be audited and supervised by the National Communications Commission. In the form of an affidavit, the providers must report the amounts invoiced to customers during the previous quarter and supply evidence that their contributions have been paid. The amounts payable must be tendered on the monthly due dates established by the S.C..

C.  Organizational Structure.

As of the date of this Annual Report, Telefónica owns, through affiliates, approximately 98% of our outstanding shares. The remaining shares are owned by holders not affiliated with Telefónica (the “Minority Shareholders”). Our capital stock is held by the following affiliates of Telefónica:

•	Cointel (holder of 3,599.1 million Class A Shares representing 51.53% of our capital stock and 81.4 million Class B Shares representing 1.17% of our capital stock);

•	TISA, a Spanish company;

•	TIHBV, a Dutch company; and

•	TMA, an Argentine company.

Cointel’s current shareholders consist of three affiliates of Telefónica, which together beneficially own 100% of Cointel’s common stock. One of these is Telefónica Holding, which directly owns 50% of Cointel’s stock. Telefónica Holding has advised us that as of December 31, 2007, the principal shareholder of Telefónica Holding is TISA (with a 99.99% equity interest).

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

D.  Property, Plant and Equipment.

Our principal properties consist of a transmission plant, including outside plant and trunk lines, and exchange equipment. These properties have historically been and continue to be located throughout the Southern Region, principally in the province of Buenos Aires, but in connection with the extension of our service area to the Northern Region, are also located to a lesser extent in that region of Argentina. Of the net book value of our total outside plant, property and equipment as of December 31, 2007:

•	our outside plant, including external plant, transmission and switching equipment represented approximately 61.5%;

•	construction in progress, materials and prepayment to vendors represented approximately 10.7%;

•	land and buildings represented approximately 24.9%; and

•	furniture, cars and office equipment represented approximately 2.9%.

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

As of December 31, 2007, this property had a net book value of approximately Ps.545 million, of which approximately Ps.475 million had been registered in our name (amounts restated as described in note 2.1 to our Annual Financial Statements).

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

We prepare our Annual Financial Statements in accordance with Argentine GAAP. Argentine GAAP differs from U.S. GAAP. See Item 3: “Key Information—Selected Financial Data” and Note 18 to our Annual Financial Statements, which describe the principal differences between Argentine GAAP and U.S. GAAP that apply to us.

Introduction; Presentation of Financial Information

We are a licensed supplier of wireline public telecommunications, basic telephone and long-distance services in Argentina. On November 11, 2005, we sold our wholly-owned subsidiary Telinver, a company which publishes telephone directories in Argentina. See Item 4: “Information on the Company—Business Overview—Disposal of Telinver (Publisher of Telephone Directories).”

Factors Affecting Our Results of Operations

Overview

Beginning in the second half of 2001, the Argentine economy experienced a severe recession and political and economic crisis, accompanied by the abandonment of the parity between the peso and the U.S. dollar beginning in 2002, leading to a significant devaluation of the peso against significant international currencies and high levels of inflation. By the end of 2002, the peso had devalued by 237.0% (having reached 290% as of June 25, 2002) and Argentina had experienced a yearly rise in the wholesale price index of 118.0%. The cumulative devaluation of the peso for the six years ended December 31, 2007 was 215.1%.

Following the 2001-2002 crisis, real GDP in Argentina expanded 8.8% in 2003, 9.0% in 2004, 9.2% in 2005, 8.5% in 2006 and 8.7% in 2007. As of December 31, 2007, the peso/dollar exchange rate increased by 2.7% to Ps.3.15 as compared to December 31, 2006. The consumer price index had a cumulative increase of 8.5% in the same period.

	December 31,
	2007	2006	2005
Wholesale price index (annual % change)	14.4	7.1	10.6
Consumer price index (annual % change)	8.5	9.8	12.3
Gross domestic product (annual % change)	8.7	8.5	9.2
Devaluation/(Appreciation) (annual % change)	2.7	1.0	1.7

Source: INDEC, Banco Nación/Central Bank

Our results of operations and financial situation have been negatively impacted by drastic political and economic changes that took place in Argentina beginning in 2002. Because of the political and economic instability experienced in Argentina, the following discussion may not be indicative of our current or future results of operations, liquidity or capital resources and may not contain all of the necessary information to help you understand our current results in relation to results from previous or future periods. In particular, it may be difficult to discern trends from our historical financial statements or in future periods due to the following factors:

•	the historical volatility of the peso/dollar exchange rate; and

•	the reintroduction of inflation accounting and its subsequent suspension.

Accordingly, the following discussion should be read in conjunction with, and qualified in its entirety by, the risk factors contained in this Annual Report. The most important factors affecting our results of operations are the following:

•	Pesification and freezing of our tariffs

Prior to 2002, our tariffs were denominated in U.S. dollars and billed to the customer in pesos. The Public Emergency Law abolished dollar-based tariffs and converted all public service tariffs (including our tariffs) into pesos at a one-to-one exchange rate.

In addition, prior to 2002, our dollar-denominated tariffs had been semiannually adjusted in line with the U.S. consumer price index. The Public Emergency Law, which is still in effect as of the date of this Annual Report, also abolished automatic indexation and froze our tariffs.

•	Devaluation of the peso

The Public Emergency Law eliminated the U.S. dollar/peso parity. Soon thereafter, the Argentine government permitted the peso to float freely against the U.S. dollar, with a resulting substantial decline in the value of the peso. The devaluation of the peso, accompanied by the pesification and freezing of our tariffs, has had a material adverse impact on our results of operations. During 2006 and 2007, we had a financial loss of Ps.36 million and Ps.67 million, respectively, principally as a consequence of the devaluation of the peso against the U.S. dollar. During 2005, we had a financial gain of Ps.8 million as a consequence of the revaluation of the peso against foreign currencies other than the U.S. dollar.

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

Effects on Our Operations and Our Ability to Pay Our Short-Term Debt

Our short-term strategy has been to adapt our business plans to address the challenges and risks presented by the Argentine economy. Our short-term strategy has focused on the renegotiation of our contract with the Argentine government and certain measures to moderate the effects of the imbalance between our revenues and costs that has been caused by the significant increase in the price of supplies and the cost of technology-related investments required by our business, and the situation affecting service rates. Some of these measures include:

•	capital expenditures controls;

•	operating costs reduction;

•	increased collection rates; and

•	debt renegotiation, cash management and roll-over of short-term debt.

The relationship between the variables that impact our revenues and expenses has been affected as a result of the “pesification” and freezing of our tariffs, especially within the context of a potentially inflationary economy. These variables may continue to be mismatched depending upon the regulatory framework for our industry to be designed by the Argentine government in the future. The Transfer Contract provides for mechanisms to re-balance the relation between the variables that determine income and costs including investments (the so-called “economic and financial equation”) upon the occurrence of certain circumstances. As mentioned elsewhere, the Public Emergency and Exchange System Reform Law established the pesification of originally U.S. dollar-denominated utility tariffs and authorized the PEN to renegotiate agreements. The Memorandum of Understanding 2006 seeks a commitment to establish in the future a stable legal framework for maintaining the legal conditions set forth in the Transfer Contract and the rules in force as of the date of the Memorandum of Understanding 2006.

In recent years, the main macroeconomic variables in Argentina have shown positive signs, such as growth of the economy, stabilization of the exchange rate and reduced inflation, although there have been certain signs of slowing of the pace of economic growth and increases in domestic prices. Therefore, in our opinion, there is greater certainty in the operating and economic environment due, among other factors, to a relative stabilization in the peso equivalent level of our foreign currency denominated debt, which is attributable to financing already obtained and the gradual reduction of our debt.

In estimating future revenues, we mainly use our internal business forecasts and any current information we may have regarding changes in significant variables affecting such forecasts. We develop our forecasts based on recent revenue data for existing products and services, planned timing of new products and services, estimates of tariff increases and other industry and macroeconomic factors.

Fixed assets have been valued at cost restated as described in Note 2.1 to our Annual Financial Statements considering their recoverable value on the basis of our best estimate of future discounted cash flows of our telecommunication business, taking into account current information and future telephone service rate estimates. We have monitored the evolution of the macroeconomic variables that affect this business and, from time to time, we have adjusted our projections based on the latest trends. As explained in Note 1 to our Annual Financial Statements, the main macroeconomic variables have shown a relative stabilization. In our opinion, based on such projections and on the consideration of operating strategies available for these scenarios, we believe we will obtain sufficient future cash flows to recover the balances corresponding to fixed assets. Notwithstanding the foregoing, as explained in Note 2.2.f to our Annual Financial Statements, we will continue to monitor the situation and to assess the effect of any new future developments.

Our general financing policy is to cover future needs for funds to continue our investment plan and repay short- and current portions of long-term debt mainly with cash generated by operations and, if necessary, with bank loans and/or access to capital markets, or, in the final instance, through financing from our indirect parent company. As from 2005, as well as in prior periods, we managed to gradually reduce our financial indebtedness through a combination of partial payments, the issuance of negotiable obligations and short- and long-term refinancing.

As from 2005, we decreased our debt. As of December 31, 2007, 2006 and 2005 our bank and financial short term debt amounted to U.S.$ 162 million, U.S.$ 258 million and  U.S.$171 million, respectively,  and our bank and financial total debt amounted to U.S.$ 546 million, U.S.$ 777 million and U.S.$910 million, respectively.

Although we have adopted measures to mitigate the effects of changes in our business, and although certain indicators of the Argentine economy are currently showing favorable signs, our future operating conditions might not continue to be stable because the current regulatory framework has still not established rules to allow restoring the balance of the variables in our economic and financial equation. See Item 4: “Information on the Company—Business Overview—Regulatory Matters—Rates.”

Effects on Our Results of Operations and Liquidity in Future Periods

Although there have been macroeconomic improvements in Argentina since the second half of 2003, including a slow growth in the wholesale price index and gains in the value of the peso against the U.S. dollar, we continue to operate in a very difficult and potentially volatile economic environment. In particular, we expect that the combination of the following circumstances may have an effect on our results of operations in future periods:

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

On December 2, 2003, under Resolution CD No. 190/03 the CPCECABA discontinued the application of the restatement for inflation into constant currency from October 1, 2003, considering that the conditions related to the application of the restatement for inflation continued until September 30, 2003.

In accordance with the above, our financial statements as of December 31, 2007,  2006, 2005, 2004 and 2003 have been prepared recognizing the effects of variations in the purchasing power of the Argentine peso until February 28, 2003 (restated according to the changes in the Argentine wholesale price index published by INDEC) in compliance with the regulations issued by the National Executive Power and the CNV. The accumulated effect on that index between January 1, 2003 and September 30, 2003 was a decrease of 1.4%.  The effect on our shareholders’ equity as of December 31, 2007 and 2006 and on our results for the fiscal years ended December 31, 2007, 2006 and 2005 of not restating figures until September 30, 2003 is not significant.

Critical Accounting Policies

This operating financial review and prospects is based upon our Annual Financial Statements, which have been prepared in accordance with accounting principles generally accepted in Argentina, with amendments approved by the CNV. The preparation of financial statements in accordance with Argentine GAAP requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses for each year. Ultimate results could differ from those estimated if our estimates, or assumptions used in those estimates, do not actually occur. See Item 4: “Information on the Company—Business Overview” and Notes 2.2.f, 2.2.j, 2.5, 9, 11.1 and 16 to our Annual Financial Statements.

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

We believe the following represents our critical accounting policies. Our accounting policies are more fully described in Note 2 to our Annual Financial Statements. The most critical accounting policies adopted in preparing the Annual Financial Statements according to Argentine GAAP, or according to U.S. GAAP where specifically noted, relate to:

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

Argentine GAAP requires that the recorded value of assets be evaluated for impairment against its recoverable value, which for long-lived asset is generally defined as its economic use value. According to those accounting standards, if an impairment indicator is present, we must assess whether the carrying amount of the assets is recoverable, estimating the amount of discounted cash flows (future inflows of funds minus future outflows of funds discounted at the rate that reflects the time value of money and risks specifically inherent in the asset) and before financial charges and income tax. If the carrying amount exceeds the recoverable amount, an adjustment charge must be recognized, based on the fair value of the asset. Under U.S. GAAP, the method applicable to the assessment of recoverability is the undiscounted cash flow method. We believe that the accounting estimate related to asset impairment is a “critical accounting estimate” because: (1) it requires our management to make estimates about future revenues and costs over the life of the asset; and (2) the impact of recognizing an impairment could be material to our financial position, as well as our results of operations. Management estimates about future revenues require significant judgment because actual revenues have fluctuated in the past and may continue to do so especially due to the pending contract renegotiation. In estimating future revenues, we mainly use our internal business forecasts and any current information we may have regarding changes in significant variables affecting such forecasts. We develop our forecasts based on recent revenue data for existing products and services, planned timing of new products and services, the estimated tariff increases and other industry and macroeconomic factors.

Fixed assets have been valued at cost restated as described in Note 2.1 to our Annual Financial Statements considering their recoverable value on the basis of management’s best estimate of future discounted cash flows of its telecommunications business, taking into account current information and future telephone service rates estimates. We have monitored the evolution of the macroeconomic variables that affect our business and, from time to time, we have adjusted our projections based on the latest trends. As explained in Note 1 to our Annual Financial Statements, the main macroeconomic variables have shown a relative stabilization. Management believes, projecting such trends and the consideration of operating strategies available for possible scenarios, that we will generate future cash flows sufficient to recover the fixed asset amounts. Notwithstanding the foregoing, as explained in Note 9.1 to our Annual Financial Statements, we will continue to monitor the projected situation and will assess the effects of any new future developments.

•	the creation of reserves for contingencies assessed as likely by our management, based on our estimates and the opinion of our legal counsel (see Note 10 to our Annual Financial Statements);

We record an estimated loss from a loss contingency when information available prior to issuance of our financial statements leads us to conclude that it is probable that a liability has been incurred, at the date of the financial statements and the amount of the loss can be reasonably estimated. Accounting for contingencies require us to use our judgment, and while we believe that our accruals for these matters are adequate, if the actual loss from the loss contingency is different than the estimated loss, our results of operations will be impacted in the period the contingency is resolved.

•
the creation of allowances, amounting to Ps.181 million as of December 31, 2007, to cover doubtful accounts based on our estimates regarding the terms and conditions of our potential future collections;

•
the booking of liabilities related to plans and programs providing for benefits to employees and executives. During 2006, our Board of Directors approved certain plan for employees and executives, which are described in Item 6: “Directors, Senior Management and employees—B.Compensation and D. Employees”;

•
The reserves for pre-retirement agreements and early retirement plans are valued at the present value of the payments agreed upon, until the maturity of those plans. In addition, under Argentine GAAP with respect to the early retirement plan implemented during fiscal year 2007, we value our implicit obligation considering the costs directly arising from the financial conditions of the plan and the estimate of the number of employees that the management considers are likely to accept the plan. Under U.S. GAAP, we recognize a liability and a loss when the employees accept the offer considering the present value of the future payments effectively agreed as of each balance sheet date;

•	the recoverability of deferred tax assets and minimum presumed income tax assets;

Management assesses the recoverability of deferred tax assets and minimum presumed income tax assets based on estimates. Minimum presumed income tax is supplementary to income tax. Therefore, our tax liability for each fiscal year will be the higher of these two taxes. However, if the minimum presumed income tax exceeds income tax during one fiscal year, such excess amount may be deemed as prepayment to any income tax in excess of the minimum presumed income tax that may arise in the next ten fiscal years. The recoverability of deferred tax assets and minimum presumed income tax assets ultimately depends on our ability to generate enough taxable income during the periods in which the temporary differences are expected to be deductible or the minimum tax carryforward expire. In making its assessment, management considers the reversal time period of deferred tax liabilities, projected taxable income and tax planning strategies. This assessment is based on a series of internal projections which are updated to reflect the trends. In accordance with accounting principles in force, we must recognize deferred tax assets when future deductibility is likely. As of December 31, 2007 and 2006, based on the information and projections available as of the date of issuance of our Annual Financial Statements and considering the reversal of deferred tax assets and liabilities and the variables affecting future taxable income, including the effect renegotiation of the Argentine Government debt, the changes in tax loss carryforwards, the stability and foresee ability of the foreign exchange rate, and inflation for the coming years, and the reduction in foreign currency debt, we currently estimate that the deferred tax assets and the minimum presumed income tax assets as of December 31, 2007 and 2006 are likely to be recovered, except for the Ps. 5 million specific tax loss carryforwards balance (at the statutory income tax rate). Also, our management evaluates uncertain tax positions considering provisions of FIN No.48.

•
We have made certain assumptions with respect to debt obligations, tax credits and accounts receivable with all levels of the Argentine government (federal, provincial and municipal governments and governmental agencies) that they will be honored either through collection or by delivery of alternative instruments, or by set-off against taxes owed or future taxes payable.

•
As of the date of issuance of this Annual Report, we cannot predict the possible outcome of the renegotiation pursuant to Public Emergency Law or the rate system that will apply in the future or when it will be implemented. The effects of any economic regulations or balances recognized by the Argentine Government will be considered in the financial statements when they become known by our management and effectively approved by regulatory authorities. See Note 7 to our Annual Financial Statements.

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

b)  The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115

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

c)  Business combinations

In December 2007, the FASB issued SFAS No. 141 (Revised 2007) that replaces FASB Statement No. 141, Business Combinations. This Statement retains the fundamental requirements in Statement 141 that the acquisition method of accounting (which Statement 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. Some of the significant changes this new statement makes to how the acquisition method is applied are: (i) recognizing and measuring the assets acquired, the liabilities assumed, and any noncontrolling interest at their fair values; (ii) recognizing assets acquired and liabilities assumed arising from contractual contingencies at the acquisition date, measured at its fair value and (iii) recognizing a gain in the event of a bargain purchase (i.e. previously negative goodwill).

This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is prohibited.

d)  Noncontrolling Interests in Consolidated Financial Statements

In December 2007, the FASB issued SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements”. This Statement amends ARB 51 to establish accounting and reporting standards for a non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. We do not expect that the adoption of SFAS No.160 will have a material effect on our financial position or results of operations.

e)  Disclosures about Derivative Instruments and Hedging Activities - An amendment of FASB Statement No. 133

On March 19, 2008, the FASB issued SFAS No. 161 “Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133”. This Statement changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows.

This Statement shall be effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Early application is encouraged. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. We do not expect that the adoption of SFAS No. 161 will have a material effect on our financial position or results of operations.

A.  Operating Results.

For a discussion of the manner in which we charge our customers for the different services, see Item 4: “Information on the Company—Business Overview.”

Statistical Data

The following table provides basic information relating to the development of our domestic telephone system.

	December 31, 2007	December 31, 2006	December 31, 2005
Lines installed(1)	4,916,254	4,818,612	4,728,439
Lines in service(1)(2)	4,591,681	4,638,914	4,534,844
ADSL Broadband lines	816,264	515,612	301,902
Lines in service per 100 inhabitants (Southern Region)	23.7	24	26
Lines in service per employee	440.2	487.6	509.6
Total pending applications(3)	40,887	47,650	47,649
Percentage of lines connected to digital exchanges	100%	100%	100%
Public telephones installed	112,396	119,189	120,625

(1)	Includes local lines, public lines and digital trunk access in service.

(2)	Excludes presubscribed lines.

(3)	Backlog in lines requested by customers for which installation is pending.

Comparison of Results of Operations for the Fiscal Years Ended December 31, 2007 and 2006.

All references made below to 2007 and 2006 are to our fiscal years ended December 31, 2007 and December 31, 2006. The following discussion is based on the amounts included in our Annual Financial Statements (in pesos restated for inflation until February 28, 2003). See Item 3: “Key Information—Selected Financial Data.”

Net Revenues

Total net revenues were Ps.4,186 million in 2007, an 8.8% increase from Ps.3,846 million in 2006. The increase in revenues in 2007 was principally due to an increase in use of our internet, interconnection, and long-distance services and an increase in the average number of lines installed and ADSL users.

Operating revenues presented by category of services in this Annual Report are derived from our accounting records, certain reports from our billing systems and certain estimates made by our management. This breakdown is not included in our Annual Financial Statements. Revenues are disclosed net of discounts and commissions.

The following table shows operating revenues in millions of pesos by category of services for the fiscal years ended December 31, 2007 and 2006:

	Fiscal Year Ended
	December 31, 2007		December 31, 2006

	(in millions of pesos unless otherwise noted)
Basic telephone service
Measured service	1,094	26.1%	975	25.3%
Monthly basic charges(1)	869	20.8%	832	21.6%
Special services	803	19.2%	653	17.0%
Public phones	135	3.2%	163	4.3%
Access charges	711	17.0%	654	17.0%
International long-distance service	230	5.5%	203	5.3%
Direct Lines	129	3.1%	132	3.4%
Other	215	5.1%	234	6.1%
Total	4,186	100%	3,846	100%

(1)	Includes basic charges and charges for supplemental services.

Basic Telephone Service

Measured Service

Measured service includes revenues that we collect for local and domestic long-distance calls made by our customers to our other customers in our network and for calls by our customers to customers of other operators that are routed in part through our network. In this last case, we bill and collect revenues for the termination of those calls (included in “Access Charges Revenues”), and pay to the other operators the cost of using their networks. See “—Cost of Services Provided, Administrative and Selling Expenses—Fees and Payments for Services” below.

Measured service increased by Ps.119 million or 12.2% to Ps.1,094 million in 2007 from Ps.975 million in 2006. The variation was mainly due to: (i) an increase of Ps.54 million or by 5.5%, attributable to a higher average total number of billable lines, calculated for the entire 2007 fiscal year (ii) a Ps.101 million increase in revenues due to new products, (iii) a Ps.10 million increase due to a change in the average measured services accrued for billable lines and (iv) a decrease in tariff discounts of approximately Ps.64 million. These increases were partially offset by a decrease of Ps.110 million attributable to a drop in average local and domestic long-distance use per line.

Monthly Basic Charges

Monthly basic charges increased by Ps.37 million or 4.4% to Ps.869 million in 2007 from Ps.832 million in 2006. The variation was mainly due to: (i) an increase in revenue attributable to the monthly basic telephone service, net of unprovided services, of approximately Ps.21 million, reflecting an increase of approximately Ps.19 million or 26% caused by a higher average number of billable lines calculated for the entire 2007 fiscal year and an increase of Ps. 2 million caused by an increase in average monthly basic charges, the latter of which was, caused by a change in the mix of the average of billable lines calculated for the entire 2007 fiscal year, (ii) an increase in revenues from supplemental services, net of unprovided services, by approximately Ps.29 million, mainly due to the increase in the average price of these services by approximately 11.1% and to the increase of the number of billable lines for these service by approximately 6%. These increases were partially offset by commercial discounts that were approximately Ps.13 million higher in 2007 than in 2006.

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

Special services increased by Ps.150 million or 23% to Ps.803 million in 2007 from Ps.653 million in 2006. The variation was mainly due to: (i) an increase in revenue from internet service, due to the increased revenue generated by ADSL access charges by Ps.39 million and ADSL monthly charges, by Ps. 104 million both of which were attributable to the larger number of users of ADSL service, (ii) an increase of Ps.7 million in services provided to suppliers of audiotext and free calls, driven by increased consumption, (iii) an increase of Ps. 16 million in revenues from prepaid cards and virtual private networks. These increases were partially offset by a decrease of Ps.16 million due to a drop in the consumption of the dial up and 0610 service.

Public Phones

Revenues from public phones decreased by Ps.28 million or 17.2% to Ps.135 million in 2007 from Ps.163 million in 2006. The variation mainly results from a drop in use at third party calling centers, in-store telephone booths and terminals.

Access Charges

We bill and collect charges of calls made by customers of other operators to our customers that are routed in part through our network, and pay to the other operators the cost of using their networks. See “—Cost of Services Provided, Administrative and Selling Expenses—Fees and Payments for Services,” below.

Revenues resulting from access charges (interconnection charges) in 2007 amounted to Ps.711 million, as compared to Ps.654 million in 2006, representing an increase of Ps.57 million or by 8.7%. The variation mainly results from an increase in revenue from interconnection traffic by approximately Ps.77 million, which was caused by higher interconnection traffic, partially offset by a decrease in interconnection charges of approximately Ps.20 million due to special discounts mainly granted to mobile telephone companies.

International Long-Distance Service

International long-distance service revenues increased by Ps.27 million or 13.3% to Ps.230 million in 2007 from Ps.203 million in 2006. This variation was mainly due to an increase in traffic by customers and suppliers.

Direct Lines

Revenues from direct lines decreased by Ps.3 million or 2.3% to Ps.129 million in 2007 from Ps.132 million in 2006. The variation is mainly due to the increase in Commercial discounts and other special discounts granted, partially offset by the increase in new direct line circuits.

Other Revenues

“Other” revenues decreased to Ps.215 million in 2007 from Ps.234 million in 2006, which represents a decrease of Ps.19 million or 8.1%. This variation was mainly generated by: (i) lower revenues from IT support, consulting services, and other management services, (ii) lower revenues from sale of obsolete items, partially offset by: (iii) an increase in connection-charge revenues, and (iv) higher sales of equipment.

Cost of Services Provided, Administrative and Selling Expenses

Cost of services provided, administrative expenses and selling expenses increased by 8.7% to Ps.3,356 million in 2007 from Ps.3,087 million in 2006.

The following table shows the breakdown of expenses for the fiscal years ended December 31, 2007 and 2006, in millions of pesos:

	Fiscal Year Ended
	December 31, 2007		December 31, 2006

	(in millions of pesos)
Salaries and social security taxes	677	20.2%	572	18.5%
Depreciation and amortization of fixed assets and intangible assets(1)	1,068	31.8%	1,064	34.5%
Fees and payments for services	988	29.4%	889	28.8%
Material consumption and other expenditures	96	2.9%	80	2.6%
Allowance for doubtful accounts	40	1.2%	26	0.8%
Taxes other than income tax	224	6.7%	221	7.2%
Management fee	61	1.8%	74	2.4%
Other	202	6.0%	161	5.2%
Total	3,356	100%	3,087	100%

(1)	Restated for inflation until February 28, 2003.

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

Salaries and social security taxes increased by 18.4% or Ps.105 million to Ps.677 million in 2007 from Ps.572 million in 2006. The variation was mainly due to an increase in our employees  salaries, both related to those included and not included in the collective bargaining agreement, during 2007. These increases were accompanied by an increase in our average headcount, which increased approximately 8.3% to 10,062 in 2007 from 9,295 in 2006.

Our productivity index, measured as lines in service per employee, dropped from 478.6 in 2006 to 440.2 in 2007, which represents approximately a 8.0% decrease.

Depreciation and Amortization of Fixed Assets and Intangible Assets

Total amortization of fixed assets and intangible assets increased to Ps.1,068 million in 2007 from Ps.1,064 million in 2006. The increase was mainly due to the depreciation charges resulting from the additions of assets applied during 2006 and 2007, especially in ADSL equipment, partially offset by the assets that were no longer amortized as from December 2006 (mainly transmission, switching and radio equipment).

Fees and Payments for Services

Fees and payments for services increased by 11.1% or Ps.99 million to Ps.988 million in 2007 from Ps.889 million in 2006, mainly due to the following increases:

•	Charges of interconnection traffic and links with providers and outgoing international calls, by Ps.42 million;

•	Advertising expenses by Ps.35 million, mainly generated by an increase in the number of advertising and telemarketing campaigns;

•  Commissions for sales by Ps.26 million due to the increase in revenues;

•  Advisory and consulting expenses by Ps.7 million;

•  Expenses on IT services by Ps.7 million; and

•  Maintenance of buildings, security, communication and travel and others expenses by Ps.16 million.

These increases were partially offset by:

•	Reduced temporary personnel expenses by Ps.13 million, mainly due to the decrease in the hiring of personnel of this staff category;

•
Recovery of costs which amounted to Ps.21.5 million due to the compensation established by S.C. Resolution No. 42 for additional costs incurred by us due to increases in employers’ social security contributions approved by laws and presidential decrees since 1996

Material Consumption and Other Expenditures

Costs for material consumption and other expenditures increased from Ps.80 million in 2006 to Ps.96 million in 2007. The main cause for the change was the increase in the supplies used by us, as a result of the larger average number of installed lines of basic telephony and ADSL and the higher prices of such supplies.

Allowance for Doubtful Accounts

The change in the charge for the allowance for doubtful accounts can be summarized as follows: (i) in 2007, allowance for doubtful accounts was Ps.63 million as compared to Ps.61 million in 2006, representing an increase of Ps.2 million; and (ii) a total recovery of collection of past-due customers in 2007 of Ps.23 million, as compared to Ps.35 million recovered in 2006 representing an increase in the allowance charge of Ps.12 million in 2007 from 2006.

Taxes other than income tax

The charge to taxes other than income tax increased from Ps.221 million in 2006 to Ps.224 million in 2007. This variation is mainly due to an increase in our revenues, the taxable base for the determination of certain taxes, partially offset by reductions of certain rates.

Management Fee

Management fees under the Management Contract decreased from Ps.74 million in 2006 to Ps.61 million in 2007, which represents a decrease of 17.6%. This variation is due to the decrease in the basis used to calculate fees, mainly arising from the increase in certain expenses that have an impact on such basis.

Other

Operating costs increased from Ps.161 million in 2006 to Ps.202 million in 2007, representing a Ps.41 million increase. The variation is mainly due to the following increases: (i) directors’ and statutory auditors’ payments by Ps.17 million, (ii) transportation expenses by Ps.13 million, (iii) other personnel expenses by Ps.2 million, (iv) commission payments by Ps.2 million, (v) the amount expensed as tax on bank debits and credits by Ps.6 million and (vi) insurance costs by Ps.3 million. These increases were partially offset by a decrease in the cost of goods sold by Ps.2 million.

Other expenses, net

Other expenses, net increased from Ps.119 million in 2006 to Ps.417 million in 2007, representing a 250.4% increase. The variation is mainly explained by Ps.253 million in employee termination charges mainly relating to early retirement plans, partially offset by a decrease in reserves charges. (See “Item 6.Directors, senior management and employees–D. Employees.”)

Financial income and expense

In 2006, interest capitalized in fixed assets totaled Ps.9 million. No interest was capitalized in 2007.

For 2007 and 2006, net financial expense amounted to Ps.323 million and Ps.308 million, respectively, representing increased financial expense of Ps.15 million. This was mainly due to (i) a Ps.31 million increase in the loss from exchange differences, from a loss of Ps.36 million in 2006 to a loss of Ps.67 million in 2007, due to the depreciation of the peso in 2007 as compared to 2006, (ii) a decrease of holding gain from government securities of Ps.8 million, partially offset by, (iii) a Ps.12 million increase in holding gain from financial instruments, from a net loss of Ps.6 million in 2006 to a net gain of Ps.6 million in 2007, (iv) a decrease in interest and net financial charges of Ps.9 million, from an expense of Ps.265 million in 2006 to an expense of Ps.256 million in 2007, mainly due to a decrease in foreign financial payables, and (v) a Ps.3 million decrease in the loss from other financial expenses.

Income tax

The charges for income tax as of December 31, 2007 and 2006 amounted to Ps.18 million and Ps.112 million respectively. The variation is mainly due to a decrease in net income in the year ended December 31, 2007 as compared to the year ended December 31, 2006.

Results of discontinued operations

Discontinued operations in 2006 resulted in a gain of Ps.3 million. No results of discontinued operations were generated in 2007. (See notes 2.2.l and 16 to our Annual Financial Statements).

Net income (loss)

Net income (loss) decreased from a gain of Ps.222 million in 2006 to a gain of Ps.72 million in 2007. The variation is mainly explained by the increase in Other expenses, net and operating, administrative and selling expenses, partially offset by an increase in revenues.

Comparison of Results of Operations for the Fiscal Years Ended December 31, 2006 and 2005.

All references made below to 2006 and 2005 are to our fiscal years ended December 31, 2006 and December 31, 2005. The following discussion is based on the amounts included in our Annual Financial Statements (in pesos restated for inflation until February 28, 2003). See Item 3: “Key Information—Selected Financial Data” and Note 2.3 to our Annual Financial Statements.

Net Revenues

Total net revenues were Ps.3,846 million in 2006, an 11% increase from Ps.3,464 million in 2005. The increase in revenues in 2006 was principally due to an increase in the consumption of our services, principally Internet and interconnection and an increase in the average number of billable lines in service.

Operating revenues presented by category of services in this Annual Report are derived from our accounting records, certain reports from our billing systems and certain estimates made by our management. This breakdown is not included in our Annual Financial Statements. Revenues are disclosed net of discounts and commissions.

The following table shows operating revenues in millions of pesos by category of services for the fiscal years ended December 31, 2006 and 2005:

	Fiscal Year Ended
	December 31, 2006		December 31, 2005

	(in millions of pesos unless otherwise noted)
Basic telephone service
Measured service	975	25.3%	923	26.7%
Monthly basic charges(1)	832	21.6%	787	22.7%
Special services	653	17.0%	525	16.3%
Public phones	163	4.3%	185	5.3%
Access charges	654	17.0%	531	14.9%

Fiscal Year Ended
December 31, 2006	December 31, 2005

(in millions of pesos unless otherwise noted)

International long-distance service	203	5.3%	208	6.4%
Direct Lines	132	3.4%	119	2.3%
Other	234	6.1%	186	5.4%
Total	3,846	100%	3,464	100%

(1)	Includes basic charges and charges for supplemental services.

Basic Telephone Service

Measured Service

Measured service increased by Ps.52 million or 5.6% to Ps.975 million in 2006 from Ps.923 million in 2005. The variation was mainly due to: (i) an increase of Ps.42 million or by 3.7% attributable to a higher average total number of billable lines (ii) a Ps.17 million increase in revenues mainly due to new products, (iii) a Ps.10 million increase resulting from the change in the mix of the average number of billable lines and (iv) a decrease in tariff discounts of approximately Ps.14 million in 2006. These increases were partially offset by a decrease of Ps.31 million attributable to a drop in average local and domestic long-distance use per line.

Monthly Basic Charges

Monthly basic charges increased by Ps.45 million or 5.7% to Ps.832 million in 2006 from Ps.787 million in 2005. The variation was mainly due to: (i) an increase in the monthly basic telephone service, net of unprovided services, of approximately Ps.20 million, reflecting an increase of approximately Ps.27 million or 3.8% caused by a higher average number of billable lines and a decrease of Ps.7 million in 2006 caused by a decrease in average monthly basic charges, the latter of which was caused by a change in the mix of the average billable lines, (ii) an increase in revenues from supplemental services, net of unprovided services, by approximately Ps.32 million, mainly due to the increase in the average price of these services by approximately 18%, partially offset by (iii) a decrease for tariff discounts of approximately Ps.4 million in 2006 as compared to 2005, and (iv) an increase in reimbursements for services not supplied for Ps.3 million due to, among other reasons, adverse weather conditions.

Special services increased in Ps.88 million or 15.6% to Ps.653 million in 2006 from Ps.565 million in 2005. The variation was mainly due to: (i) an increase of Internet service , due to the rise in income generated by the sale of ADSL access charges by Ps.55 million, which represents a 57.3% increase, and Ps.75 million for ADSL monthly charges, both of them due to the larger number of users, and (ii) an increase of Ps.9 million in services provided to suppliers of audiotext and free calls, partially offset by a decrease of Ps.9 million due to a drop in the consumption of the 0610 service.

Public Phones

Revenues from public phones decreased by Ps.22 million or 11.9% to Ps.163 million in 2006 from Ps.185 million in 2005. The variation mainly results from a drop in use at in third party calling centers, in-store telephone booths and terminals.

Access Charges

Revenues resulting from access charges (interconnection charges) in 2006 amounted to Ps.654 million, as compared to Ps.517 million in 2005, representing an increase of Ps.137 million or 26.5%. The variation mainly results from an increase in revenue from interconnection link charge by approximately Ps.48 million and in interconnection subscriptions of approximately Ps.70 million, in particular with mobile telephone companies due to the sustained demand in this market.

International Long-Distance Service

International long-distance service revenues decreased by Ps.19 million or 8.6% to Ps.203 million in 2006 from Ps.222 million in 2005. This variation was mainly due to an increase in traffic by our customers and an increase in fees paid to us by foreign long-distance carriers for use of our network.

Direct Lines

Revenues from direct lines increased by Ps.53 million or 67.1% to Ps.132 million in 2006 from Ps.79 million in 2005. The variation is mainly due to the increase in sales resulting from (i) the increase in leases of direct digital line circuits by approximately Ps.8 million and (ii) a decrease in commercial discounts of approximately Ps.3 million.

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

Cost of Services Provided, Administrative and Selling Expenses

Cost of services provided, administrative expenses and selling expenses increased by 10.7% to Ps.3,087 million in 2006 from Ps.2,796 million in 2005.

The following table shows the breakdown of expenses for the fiscal years ended December 31, 2006 and 2005, in millions of pesos:

	Fiscal Year Ended
	December 31, 2006		December 31, 2005

	(in millions of pesos)
Salaries and social security taxes	572	18.5%	447	16.0%
Depreciation and amortization of fixed assets and intangible assets(1)	1,064	34.5%	1,065	38.1%
Fees and payments for services	889	28.8%	780	27.9%
Material consumption and other expenditures	80	2.6%	66	2.4%
Allowance for doubtful accounts	26	0.8%	6	0.2%
Taxes other than income tax	221	7.2%	200	7.1%
Management fee	74	2.4%	75	2.7%
Other	161	5.2%	157	5.7%
Total	3,087	100%	2,796	100%

(1)	Excluding the portion corresponding to deferred debt refinancing cost. Restated for inflation until February 28, 2003.

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

Our productivity index, measured as lines in service per employee, dropped from 509.6 in 2005 to 478.6 in 2006, which represents approximately a 6.1% decrease.

Depreciation and Amortization of Fixed Assets and Intangible Assets

Total amortization of fixed assets and intangible assets decreased to Ps.1,064 million in 2006 from Ps.1,065 million in 2005. The decrease was mainly due to assets that were fully amortized as from December 2005 (mainly transmission, switching and radio equipment), partially offset by the amortization of new investments in fixed assets made during 2005 and 2006.

Fees and Payments for Services

Fees and payments for services increased by 15.7% or Ps.109 million to Ps.889 million in 2006 from Ps.780 million in 2005, mainly due to the following increases:

•  Temporary personnel expenses by Ps.22 million, mainly due to the need to hire temporary personnel and prices increases granted by us;

•  Advertising expenses by Ps.9 million, mainly generated by an increase in the number of advertising and telemarketing campaigns, accompanied by an increase in their average cost;

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

•  Commissions for sales by Ps.13 million due to the increase in our revenues; and

•  the amounts paid to foreign carriers for the termination in their networks of outgoing calls from our network by Ps. 2 million.

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

Taxes other than income tax

The charge to taxes other than income tax increased from Ps.200 million in 2005 to Ps.221 million in 2006. This variation is mainly due to an increase in our revenues, the taxable base for the determination of certain taxes, and represents approximately 6% of our revenues in both fiscal years.

Management Fee

Management fees under the Management Contract decreased from Ps.75 million in 2005 to Ps.74 million in 2006, which represents a decrease of 1.3%. This variation is mainly due to the fact that that calculation in 2005 included the results on the disposition of our equity interest in Telinver. However, the elimination on 2006 of such effect was partially offset by the increase in 2006 of the results that constitute the basis for calculation of the fees.

Other

Operating costs increased from Ps.153 million in 2005 to Ps.161 million in 2006, representing a Ps.4 million increase. The variation is mainly due to an increase in the amount expensed as tax on bank debits and credits by Ps.3 million, as a result of the increase in banking transactions, leases by Ps.2 million and transportation expenses by Ps.2 million. This increase was partially offset by a decrease in the cost of goods sold by Ps.3 million.

Financial gains and losses

In 2006 and 2005, interest capitalized in fixed assets totaled Ps.9 million and Ps.11 million, respectively.

For 2006 and 2005, net financial losses amounted to Ps.308 million and Ps.315 million, respectively, representing decrease financial losses of Ps.7 million. This was mainly due to: (i) a reduction in interest and financial charges of Ps.11 million, from a loss of  Ps.270 million in 2005 to a loss of  Ps.259 million in 2006,  mainly due to a decrease in foreign financial payables, partially offset by the increase in the average exchange rate for the period and an increase in interest related to contingencies, (ii) a Ps.23 million decrease in losses from holdings financial instruments, from a net loss of Ps.29 million in 2005 to a net loss of Ps.6 million in 2006, (iii) a higher gain from holding Argentine Government securities of Ps.13 million, from a loss of Ps.5 million in 2005 to a gain of Ps.8 million in 2006, and (iv) a Ps.4 million decrease in other financial expense, partially offset by the negative year-on-year variation in exchange difference of Ps.44 million, from a gain of Ps.8 million in 2005 to a loss of Ps.36 million in 2006, due to the depreciation of the Argentine peso in relation to foreign currencies.

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

Income tax

The charges for income tax as of December 31, 2006 amounted to Ps.112 million. The variation is mainly due to a reversal in 2005 of the allowance for deferred tax asset for Ps.474 million booked as of December 31, 2004. (See note 2.3.j to our Annual Financial Statements).

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

Value-Added Tax

VAT does not have a direct impact on our results of operations. VAT rates on revenues are 10.5%, 21%, 27%, 33.71% and 44.15%, depending on type of products or services and the type and tax situation of the customer. The weighted average rate for current customers is between 24% and 26% of revenues. Banks must withhold, on behalf of the Argentine government, 8% of revenues on the bills they collect on our behalf. The VAT actually deposited by us is the net amount resulting from the amount billed to customers minus the sum of the amounts withheld by banks and the amounts charged to us by our suppliers in connection with the purchase of goods and services.

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

Decree No. 764/2000 approved the Rules for Universal Service which provide a subsidy mechanism for certain customer categories and zones considered to be relatively high-cost for rendering basic telephone service, financed with a special contribution called “investment contribution commitment” of 1% of the revenues obtained from rendering the telecommunications services, net of any applicable tax and automatic deduction provided by the related regulation. The tax is already accruing but the mechanism for receiving the tax amounts by the government and the assigning of subsidies has not yet been implemented by the Argentine government, except by Resolution N°

80/2007 (Secretary of Communications) enforced since July 1, 2007, which established that the monthly net amount determined should be deposited in a company-owned special bank account pending ruling by the authorities on a final Universal Service system.

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

 Law 26,341 and its regulatory decree No. 1987/2008 repealed, effective as from January 2, 2008,  subsections b) and c) of Section 103 bis of Employment Contract Law No. 20,744. Pursuant to such provisions, the sums granted by way of food shopping vouchers and food and lunch tickets were deemed to be fringe benefits (of a non-wage nature) and therefore not subject to dues and contributions under the Social Security systems.

Notwithstanding the foregoing, it was stipulated that the benefits that were already being granted by employers should be deprived from their non-wage nature on a gradual basis at a rate of 10% every two months, as from the February 2008 monthly accrual period.

The above-mentioned rules set forth that employers are under the obligation to retain such benefits and convert same into remuneration so that the net amount to be received by the employees who are the beneficiaries thereof should remain unaltered. Accordingly, the amounts granted should be increased so that, upon deducting the Social Security contributions (17% in the aggregate) the net amount to be paid to the employee should not be detrimentally affected.

Finally, the recently enacted legal provisions stipulate that the remunerative amounts set forth therein shall not form part of base salaries under collective bargaining agreements, unless otherwise established. Furthermore, it is authorized that during a term of one year counted as from the date Law 26,341 enters into force, the signatories to collective bargaining agreements may agree upon non-wage increases for a maximum term of six months via the provision of food or lunch tickets.

The referenced rules entail a gradual increase in gross remunerations and the employer´s social security contributions.

Contingencies

We are presently facing various proceedings and claims in the areas of labor, tax, regulatory compliance and other matters, all of which arise in the ordinary course of business. Every situation of this type implies a degree of uncertainty, and the outcome of individual matters is not predictable with certainty. If information available prior to the issuance of our financial statements, considered on the basis of the opinion of our legal counsel, indicates that it is probable that a liability had been incurred at the date of our financial statements, and the amount of the loss, or the range of probable loss, including the corresponding litigation fees, can be reasonably estimated, then such loss is charged to expenses and accrued in the reserve for contingencies.

As of December 31, 2007, the total amount recorded as reserves for contingencies is Ps.454 million.

The breakdown of the reserves for contingencies is as follows:

Labor contingencies:

The reserves for contingencies related to labor issues amounted to Ps.161 million, Ps.185 million and Ps.199 million as of December 31, 2007, 2006 and 2005, respectively. The closing balance of the reserve as of December 31, 2007 is mainly comprised of:

i)
an aggregate assessment of probable losses of Ps.53 million resulting from claims brought by employees as from fiscal year 2004 related to salary differences, taking into account certain judgments at the beginning of 2005 of Court of Appeals that were adverse to us;

ii)	claims for alleged rights provided in the labor law and related costs which amounted to Ps.24 million. We intend to defend our rights in which ever instances are necessary; and

iii)	other matters assessed as probable to incur losses, related to:

•	Joint and several liability with third parties;
•	Labor accidents;
•	Illnesses; and
•	Other severance payments.

Tax contingencies:

The reserves for contingencies related to tax matters assessed as probable  amounted to Ps.103 million, Ps.82 million and Ps.54 million as of December 31, 2007, 2006, and 2005, respectively. These tax issues are mainly related to:

•	Municipal taxes; and

•	National and Provincial taxes.

Civil, commercial and other contingencies:

The reserve for contingencies related to civil, commercial, administrative, regulatory compliance and other matters that are expected to have a negative outcome for us as of December 31, 2007,  2006 and 2005 amounted to Ps.190 million, Ps.132 million and Ps.50 million, respectively. These other matters related to:

•	Damages;

•	Regulatory compliance claims;

•	Claims for account reporting; and

•	Claims for monetary adjustments indebtedness agreed in installments, denominated in pesos, which were paid subsequent to the enactment of the Public Emergency Law.

Results of Operations in Accordance with U.S. GAAP

The main differences between net income calculated in accordance with U.S. GAAP and with Argentine GAAP are described in Note 18 to our Annual Financial Statements. Operating income in accordance with U.S. GAAP amounted to Ps.1,006 million in 2007, Ps.1,093 million in 2006 and Ps.1,115 million in 2005. Income from continuing operations before income tax and minority interest in accordance with U.S. GAAP amounted to Ps.678 million in 2007, Ps.781 million in 2006 and Ps.805 million in 2005. After adjusting for Income tax expense of Ps.224 million in 2007, Ps.278 million in 2006 and benefit of Ps.734 million in 2005, net income from continuing operations in accordance with U.S. GAAP amounted to Ps.454 million in 2007, Ps.503 million in 2006 and Ps.1,539 million in 2005.  Net income in accordance with U.S. GAAP amounted to Ps.454 million in 2007, Ps.503 million in 2006 and Ps.1,553 million in 2005.

In 2007 in comparison with 2006, the net effect on income of U.S. GAAP adjustments (before deferred income tax effect) resulted in a gain of Ps.588 million in 2007 from  a gain of Ps.447 million in 2006. This variation of Ps.141 million was mainly due to:

(a)	the effect of not considering as a liability under U.S. GAAP certain Termination benefits, amounting to a gain of Ps.173 million in fiscal year 2007;

(b)
the effect of deferred revenues in relation to the recognition of a reduction of services provided under the Framework Agreement (see note 8.1 to the Annual Financial Statements and  See Item 5: “IBM contract”) and other revenue recognition effects, amounting to a gain of Ps.19 million; and

(c)
a decrease in the amount of the reversal of inflation adjustment under U.S. GAAP mainly for the inflation adjustment corresponding to the effect on depreciation and amortization, amounting to a loss of Ps.52 million.

In 2006 in comparison with 2005, the net effect on income of U.S. GAAP adjustments (before deferred income tax effect) resulted in a gain of Ps.447 million in 2006 from  a gain of Ps.427 million in 2005. This variation of Ps.20 million was mainly due to:

(a)	the effect of considering as capital contribution the difference between sales price and book value of our equity interest in Telinver in 2005 amounting to income of Ps.97 million;

(b)
the effect of deferred revenues in relation to the recognition of a reduction of services provided under the Framework Agreement (see note 8.1 to the Annual Financial Statements and  See Item 5: “IBM contract”), and other revenue recognition effects amounting to a loss of Ps.17 million; and

(c)
a decrease in the amount of the reversal of inflation adjustment under U.S. GAAP mainly for the inflation adjustment corresponding to the effect on depreciation and amortization and the reversal of inflation restatement and monetary results from discontinued operations, amounting to a loss of Ps.48 million.

As of December 31, 2005, 2006 and 2007, we estimate that the deferred tax assets as of those dates are likely to be recovered.  The effect of the reversal during 2005 of the allowance that had been recorded until December 31, 2004, was included in the “Income Tax” line in the Statement of Operations as of December 31, 2005.

As of December 31, 2006 and 2007, the adjustment of deferred income tax under U.S. GAAP corresponds to the tax effects of reconciling items between Argentine GAAP and U.S. GAAP.

B.  Liquidity and Capital Resources.

Sources of Funds

We finance our operations pursuant to a policy that combines the use of internally generated funds with the use of financings obtained from third-parties. Our general financing policy has been to cover our future cash needs to achieve our investment plan and repay our short- and current portion of long-term debt mainly with funds generated by our operations plus, if necessary, with bank loans and access to the capital markets. As of December 31, 2007, our current assets are lower than our current liabilities by Ps.719 million, and our financial and banking debt totaled the equivalent of Ps.1,721 million, out of which Ps.1,212 million are classified as non-current on our balance sheet and relate to agreements that provide for acceleration, pursuant to prescribed procedures, of outstanding amounts if other obligations are in default. Our general financing policy is to cover future needs for funds to continue our investment plan and repay short and long-term debt mainly with cash generated by operations and, if necessary, with bank loans and/or access to capital markets, or, in the final instance, through financing from our indirect parent company. In the opinion of our management, our working capital and self-generated funds are sufficient for our present requirements.

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

We succeeded in issuing three tranches of negotiable obligations under this program.  In 2005, we issued the third tranche consisting of Ps.250 million in two series, the Fixed Rate Series with a 365-day term for Ps.200 million at an 8% annual interest rate and the Variable Rate Series with a 730-day term for Ps.50 million with a variable interest rate coupon based on the Tasa Encuesta interest rate (interest rate reported by the Central Bank for time deposits in pesos for up to 59 days, for amounts ranging from Ps.100,000 to Ps.499,999) plus a spread of 250 basis points. As the date of this Annual Report the three tranches were totally repaid. A future issuance, in conjunction with internally-generated cash flows and possible refinancing options and/or other financing alternatives that we may consider, will enable us to settle or successfully refinance the remaining balance of our short-term indebtedness.

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

On December 22, 2006, we simultaneously reimbursed to the shareholders Ps.0.60 in cash and delivered four new shares of Ps.0.10 face value each for each share of  Ps.1 face value held by each shareholder before the capital stock reduction. Consequently, the shares of  Ps.1 face value were settled. On that date we made a payment to our shareholders in the amount of Ps.1,038 million pending payment of Ps.4 million as of December 31, 2007.

Cash Provided from Operating Activities. Cash flow from operations was Ps.1,407 million in the fiscal year ended December 31, 2007. Cash flow from operating activities decreased by Ps.462 million from Ps.1,869 million in 2006 principally as a result of the decrease in net income and an increase in current investments. Cash flow from operating activities increased by Ps.117 million from Ps.1,752 million in 2005 to Ps.1,869 million in 2006 principally as a result of the increase of revenues.

Cash Flows Used in Investing Activities. In the fiscal year ended December 31, 2007, the funds used to purchase fixed assets and IT applications amount to Ps.593 million, compared to Ps.494 million in 2006 and Ps.441 million 2005 (net of Ps.97 million, Ps.74 million and Ps.32 million, respectively, financed by trade payables). We increased our capital expenditures during 2007, 2006 and 2005 and continued focusing on expenditures related to strategic products, principally in broadband services (ADSL). See “—Factors Affecting Our Results of Operations—Overview.” Moreover, during 2006 we collected the payment of the sale of our equity interest in Telinver for an amount of Ps.210 million. See “—Overview”.

Cash Flows Used in Financing Activities. In the fiscal years ended December 31, 2007, 2006 and 2005 cash used in financing activities was Ps.945 million, Ps.1,674 million and Ps.1,233 million, respectively. The decrease of Ps.729 million in 2007 from 2006 was mainly due to: (a) a decrease in proceeds received from loans of Ps.74 million, (b) a decrease in interest paid of Ps.25 million and (c) higher repayments of loans for an amount of Ps.254 million compensated with Ps.1,032 million payment as consequence of our voluntary capital stock reduction. See Item 7 “Capital Stock Reduction”. The variation of Ps.441 million in 2006 from 2005 was mainly due to:  (a) a decrease in proceeds received from loans of Ps.258 million, (b) a decrease in interest paid of Ps.64 million and (c) lower repayments of loans for an amount of Ps.791 million, compensated with Ps.1,038 million payment as consequence of our voluntary capital stock reduction. Additionally, in 2005, we cancelled U.S.$187 million of debt to TISA with internally generated funds, new loans with local banks and the issuance of negotiable obligations.

Capital Expenditures including Investments in Fixed Assets and IT applications

The following table contains a breakdown of our capital expenditures including IT applications. See also Item 4: “Information on the Company—Business Overview—Regulatory Matters—Rates.”

	Fiscal Year Ended December 31, 2007	Fiscal Year Ended December 31, 2006	Fiscal Year Ended December 31, 2005
	(in millions of pesos)
Land, buildings and equipment	15	7	11
Transmission and switching equipment	240	262	192
External plant	125	31	35
Telephone equipment	35	29	28
Materials	187	117	73
Other(2)	88	122	134
Total(1)	690	568	473

(1)	Total capital expenditures for the fiscal years ended December 31, 2007, 2006 and 2005, include Ps.97 million, Ps.74 million and Ps.32 million, respectively, financed by trade payables.

(2)	Includes Ps. 63 million, Ps. 80 million and Ps. 87 million as of December 31, 2007, 2006 and 2005, respectively, related to IT applications.

Our major network capacity expansion and/or enhancement projects in 2007 included:

•
Basic telephone lines: A project to activate newly installed lines in the Southern Region focusing on achieving full-capacity utilization on plant addition and existing network capacity. During fiscal year 2007, we invested Ps.98 million and installed approximately 97,600 lines.

•
ADSL: A high-speed local access service that allows customers a permanent broadband connection to access Internet service providers. The aggregate cost of this project during fiscal year 2007 was approximately Ps.270 million. As of December 31, 2007 and December 31, 2006 we had 816,264 and 515,612 users in service, respectively.

•
Other: Our additional capital expenditure projects include software development. During 2005, 2006 and 2007 we were involved in the ATIS Project, an invoicing and collecting software. We invested Ps.19 million in this project.

We plan to continue those projects that are required to maintain the quality of our services, generate cash flow in the near term and those that we deem to be high priority.

For the fiscal year ending December 31, 2008, we expect to make capital expenditures, including IT applications, of approximately Ps.850 million. Estimates for capital expenditures are preliminary and are based upon assumptions regarding commercial, technical and economic factors such as rates for telecommunications services, exchange rates, inflation, demand and availability of equipment and buildings. See Item 4: “Information on the Company—Business Overview—Business Strategy.”

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

Our General Ordinary and Extraordinary Shareholders’ Meeting held on April 24, 2007 resolved, with respect to the Accumulated income as of December 31, 2006, to appropriate Ps.11 million to the Legal Reserve and Ps.211 million to the Reserve for future dividends.

On February 21, 2008, our Board of Directors submitted to the consideration of our Shareholders’ meeting that will be held on April 21, 2008 , the following allocation of unappropriated income as of December 31, 2007: (i) to Legal Reserve Ps. 4 million; and (ii) to reserve for future dividends Ps.69 million.

In accordance with Law No. 25,063, any dividends in cash or in kind, distributed in excess of the accumulated taxable income at the moment of its distribution, shall be subject to a 35% income tax withholding as a single and final payment.

Debt

Our short-term indebtedness outstanding as of December 31, 2007 includes negotiable obligations, bank and other financial institution financing totaling the equivalent of U.S.$149 million and Ps.40 million, respectively;

We have outstanding as of December 31, 2007 the following long-term indebtedness:

•	9.125% Notes due 2010 totaling U.S.$212.5 million;

•	8.85% Notes due 2011 totaling U.S.$134.6 million;

•	8.85% Conversion Notes due 2011 totaling U.S.$0.03 million, which were converted into U.S. dollars in August 2004; and

•	bank and other financial institution financing totaling the equivalent of U.S.$39 million due until 2014.

As from 2005, our debt in foreign currency had decreased in terms of U.S. dollars as a consequence of  repayments made in 2005, 2006 and 2007. As of December 31, 2005, 2006 and 2007 our debt in foreign currency had decreased in terms of U.S. dollars to the equivalent of U.S.$833 million (equivalent to Ps.2,527 million), U.S.$737 million (equivalent to Ps.2,265 million) and U.S.$535 million (equivalent to Ps.1,687 million), respectively. As of December 31, 2007, current assets were lower than our current liabilities by Ps.719 million. (See Note 11 to our Annual Financial Statements).

As of December 31, 2007, we held long-term funds from major financial institutions in an amount equivalent to Ps.124 million maturing in February 2011 and May 2017 and accruing a nominal annual interest rate ranging from 1.75% to 2.30%. These funds have been borrowed under terms and conditions customary in this kind of transaction, which generally refer to the commitment not to encumber or grant security interests on assets or on present or future revenues, other than certain permitted encumbrances or unless certain predetermined conditions are met.

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

Exposure to Foreign Exchange Rates

Our financial and bank payables in foreign currency as of December 31, 2007 amounted to approximately U.S.$483 million (approximately Ps.1,524 million), 13 million euro (approximately Ps.61 million), and 3.7 billion Japanese yen (approximately Ps.102 million). We have entered into a currency swap agreement in respect of the Japanese yen-denominated bank payables, as described in “Hedging Policy—Swaps” below. As of December 31, 2007, we also had the equivalent of approximately Ps.199 million of trade and other payables denominated in foreign currencies. Approximately Ps.403 million of our current receivables, investments  and bank deposits are denominated in foreign currency.

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

 As of December 31, 2007, we had indebtedness in foreign currency in an amount equivalent to U.S.$535 million and, for the purpose of partially hedging our indebtedness in foreign currencies, had deposits and government securities in U.S. dollars in the amount of U.S.$28 million.

The main aspects of our hedging policy are:

•	Identifying risks and applying our risk management objectives and strategies.

Since Convertibility Law pegged the peso at a value of Ps.1.00 per U.S.$1.00, exchange rates risks were mainly related to changes in the value of the U.S. dollar in comparison with currencies other than the peso. In January 2002, the Argentine government devalued the Argentine peso and currently the peso/U.S. dollar exchange rate is determined by a free market.

Until 2002, we did not hedge our U.S. dollar-denominated debt because under the Convertibility Law the peso/U.S. dollar exchange rate was essentially fixed at parity and we had our revenue stream linked to the U.S. dollar because our rates were denominated in U.S. dollars and converted into pesos at the end of each month. However, we hedged U.S. dollars against yen, as discussed below. Before the Convertibility Law, according to the Transfer Contract, our rates were denominated in Argentine pesos and were adjusted for inflation  by the application of the monthly consumer price index in Argentina, or, if there were significant differences between this index and the variation of the U.S. dollar, by the result obtained from the application of a polynomial formula that considers monthly consumer price index in Argentina. Since the end of the Convertibility Law, almost all of our revenues are stated in pesos but almost all of our debt was denominated in foreign currency so we had and still have a mismatch between our revenues and our financial debt in foreign currency.

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

•	Main features (such as notional value, maturity date and interest payment dates) of the underlying security and the derivative instruments.

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

•	Ability to revalue derivative instruments at markets prices using resources of the Telefónica Group.

We use internal valuations for the derivatives instruments, which are verified with independents parties’ valuations (essentially, bank valuations).

As part of our hedging policy, we held the following derivative financial instruments:

Swaps

In September 1999, we entered into a foreign currency swap agreements with Citibank N.A. to hedge the risk of fluctuations in the yen/U.S. dollar exchange rate in connection with the loan granted by the Export-Import Bank of Japan (currently the Japan Bank for International Cooperation), which had a balance of 3.630 billion Japanese yen as of December 31, 2007. The loan matures in February 2011 and accrues interest at a rate of 2.3% per annum. The swap agreement provides a fixed exchange rate of 104.25 yen per U.S. dollar. The interest rate to be paid to Citibank N.A. under the swap agreement during the term of the loan for the U.S. dollars received is 7.98% per annum. As of December 31, 2007, the amount of the related liability, taking into account the effect of the swap and the additional interest accrued, was U.S.$37 million.

Additionally, during December 1999, we entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the euro/U.S. dollar exchange in connection with our net position of assets and liabilities in euros, including the balance of the loan granted by the Instituto Centrale Per il Credito a Medio

Termine (the “Mediocredito Centrale”). The Mediocredito Centrale loan matures in May 2017 and accrues interest at a rate of 1.75% per annum. The swap agreement had an 8-year term, which expired in November 2007 and provided a fixed exchange rate of euros 0.998 per U.S. dollar. The interest rate paid to Citibank N.A. during the term of the swap was 2.61% per annum.

The swap agreements with Citibank establish, among other typical provisions for this type of transaction, the acceleration of payment upon the failure to pay financial debts for amounts in excess of 2% of our shareholders’ equity.

As of December 31, 2007 and 2006, the hedge relationships of these swaps were deemed to be ineffective. (See Note 2.2.i to our Annual Financial Statements).

Currency Futures

During 2007, we used foreign currency forward agreements, to hedge exchange rate exposure of our U.S. dollar-denominated financial indebtedness. As of December 31, 2007, we had entered into foreign currency forward agreements with local banks, compensated at maturity, for a total of U.S.$ 80 million. The majority of these agreements mature in April 2008. The average exchange rate agreed upon for these transactions was Ps. 3.2089 per U.S. dollar. These agreements are used to cover short-term U.S. dollar-denominated commitments mainly related to the principal of our negotiable obligations. As of December 31, 2007, the hedge relationships were determined by us to be effective (see note 2.2.i to our Annual Financial Statements).

See Item 11: “Quantitative and Qualitative Disclosures About Market Risk” for important information concerning our exposure to changes in foreign currency exchange rates.

Credit Ratings

Although both Standard & Poor’s and Fitch have lowered our foreign currency credit ratings based on the increased refinancing risk after the devaluation of the peso, the government-mandated pesification and freezing of our tariffs, and the harsh macroeconomic conditions in Argentina, since the end of 2003, both agencies increased our ratings several times as a consequence of our new maturity profile after the consummation of the exchange debt offers in 2003. In 2005 and 2006, Standard and Poor’s increased our rating based on the strengthening of economic conditions in Argentina, and on improvements in our operating and financial performance. Fitch’s latest increase of our ratings took place in February 2008, due to our strong market position, our improved financial profile and TISA’s historical support.

Our notes are currently rated “B+” and “AA-” under Standard & Poor’s global and national scales, respectively. In addition, the notes are also currently rated “AA+ (arg)” and “B+” by Fitch under its national and international scales, respectively. Finally, the notes are currently rated “B2” and “Aa3.ar” under Moody’s Global Rating and National Scale, respectively.

C.  Research and Development, Patents and Licenses.

We did not incur in any research and development expenses for 2007, 2006 and 2005. We hold no material patents and do not license to others any of our intellectual property. In connection with our provision of telecommunication services, we plan to develop our infrastructure based upon present and projected future demand of such services. We acquire the necessary technology, including equipment, from third parties.

D.  Trend Information.

In the aftermath of the 2001 crisis, to which many Argentine companies responded by restructuring their liabilities, or entering into mergers and acquisitions, we faced extraordinary challenges. At the time, we focused upon the generation and protection of cash flows and on honoring our commitments.

Since 2003, growth in the Argentine economy facilitated a gradual recovery of the demand for telecommunications services, raising the consumption and favoring the development of new services, such as broadband, in the context of a highly competitive environment.

In this scenario, we have defined the following management priorities for the short and medium term, in order to attain our vision of “Improving people’s lives, facilitating business and contributing to the progress of communities in which we operate by supplying innovating services based on information technologies and communications”:

•
Becoming a broadband provider company, leading Internet growth opportunities by developing ADSL, considered to be the main lever for growth in the residential segment. The growth plan launched by us has allowed us to strengthen our leading position in the area where we are the incumbent, maintaining quality and service standards comparable to the most developed markets around the world. In this respect, we have set for ourselves the challenge of overcoming one million ADSL customers by 2008, while expanding our offer of value-added services over broadband, enhancing our content and increasing the variety of our service offerings to include television, music and games, among other things;

•
Continuing to make progress in the development of comprehensive service offerings consisting of Voice, Internet and Data, and new value added services for the Residential segment and for small and medium companies;

•
Consolidating ourselves as a comprehensive supplier for corporate customers, shifting from a vision focused on product development to integrated solutions based on information technology and adapted to the needs of the different sectors of the economy;

•	Optimizing the use of resources through operating efficiency;
•	Continuing with adequate cash management, honoring commitments assumed;
•	Promoting the development of an innovation-oriented culture;
•	Advancing our conversion into an organization focused on and committed to the customer through continued improvement in customer satisfaction and;
•	Contributing to Argentina’s economic and social development by reinforcing our positioning as a strategic ally of the country.

As regards the regulatory environment governing the supply of telecommunications services, there are presently various legislative initiatives proposed legislation which include, among others, those mentioned in the Regulatory Framework of the Letter to Shareholders of our financial statements.

As from the second semester of 2003 there has been an improvement in the macroeconomy, including stabilization of the peso with respect to the U.S. dollar, whereas inflation control continues to be an administration priority in the Government’s agenda. In particular, we expect that the outcome of the renegotiations of the agreement with the Argentine Government; and how the government will regulate tariffs; may have a material effect on the results of its operations in future years accompanying the macroeconomic situation in Argentina, including inflation, devaluation and unemployment.

In particular, our results of operations are sensitive to changes in the peso/ U.S. dollar exchange rate because its primary assets and revenues are denominated in pesos while 46% of its total liabilities are denominated in foreign currency.

Our current long-term business strategy is to maintain and enhance its position in Argentina’s competitive telecommunications market. This strategy requires innovation in the development of new offers of telecommunications services for corporate and residential customers, and identifying opportunities in new geographical areas.

In the long term, we intend to continue to solidify our position as the leading provider of integrated business solutions in Argentina by providing a full range of services including voice, value added services, and particularly in ADSL, and other high-technology products for corporate users of various sizes through different marketing channels, we also intend to continue to invest substantial resources and expects investments in 2008, including IT applications, of Ps. $850 million in fixed service, with a strong focus in Broad Band, empowering the contents and variety of the value added services that may be supplied with that service such as TV, music and games, as well as, in training and personnel development and in incentive programs to reduce costs and improve efficiency.

We consider that the implementation of these short- and long-term business strategies, hand in hand with current stability in Argentina’s economic situation, will continue having a positive impact on the competitiveness of its telecommunications activities, reducing the adverse effects of growing competition.

See Item 5: “Operating and Financial Review and Prospects—Factors Affecting Our Results of Operations—Effects on Our Results of Operations and Liquidity in Future Periods.”

Trends and Outlook

We aim to deliver innovative services based on information and communication technologies, orienting the company clearly to make “fans” out of our customers, trying to maximize the synergies of a global and integrated company, pushing innovation to capture major competitive advantages in the commercial supply, operational excellence and technological evolution of the business, accelerating the integrated solutions on communication and information, offering a wide range of products fit for each customer segment, reinforcing customer loyalty and our quality of service and continuing to transform us into a leading workplace.

Despite political and economic uncertainty in Argentina in the past several years, our leading position in the market is expected to continue to increase in 2008, primarily driven by a strong growth in broadband development, especially by developing ADSL in the residential segment, flat rate in local traffic, launching of multimedia and new services.

We estimate operating costs should increase during 2008, primarily due to higher costs directly associated with increasing sales, the effect of inflation on the cost structure and the increase of salaries and social security taxes.

For the next year we expect to make investment of approximately Ps. 850 million in fixed and intangible assets. We focus on massive broadband development complemented by multimedia and we will continue expanding in the fixed business to increase our quality of service and customer satisfaction.

As our debt is decreasing year over year, we estimate that our interest expenses in original currency for the fiscal year 2008 will be lower than our interest expenses for 2007, not considering the variations in exchange rates that each currency may experience. Regarding the exchange differences, they might increase as we estimate that the peso will continue devaluating.

E.  Off-Balance Sheet Arrangements.

Commitments Related to the Sale of our Equity Interest in Telinver

As part of the sale transaction of Telinver, we granted usual guarantees customary in this type of transactions to the TPI Group including the absence of liabilities or encumbrances not disclosed in the financial statements of Telinver as of the date of the transaction and our responsibility on legal, tax and labor contingencies prior to the acquisition, among others.

In addition, we guarantee to the TPI Group that for a term of five years counted as from the date of the execution of the sale transaction, the transaction price will be adjusted in the event of certain changes in the economic and financial conditions of the contract for editing and advertising of the telephone directory, as well as in the event that we are prohibited from rendering the service provided for in the collection and billing services agreement through telephone bills.

On February 14, February 28 and June 14, 2002, the Tax Bureau of the Province of Buenos Aires (the “Dirección General de Rentas” or “DGR”) issued three resolutions whereby turnover tax ex-officio assessment and summary proceedings were filed against Telinver for the 1996, 1997, 1998, 1999, 2000 and 2001 (January through July) periods. The amounts claimed in such proceedings are Ps.4.4 million, Ps.0.4 million and Ps.1.7 million, respectively, plus the interest provided in the Buenos Aires Province Tax Code. On January 22, 2004, Telinver filed an appeal with the Buenos Aires Province Administrative Tax Court of Appeals.

On November 15, 2005, the Administrative Tax Court of Appeals issued on the third of the resolutions mentioned in the previous paragraph. Pursuant to the judgment, Telinver was to pay a total amount of Ps.15 million as principal and interest. Telinver paid Ps.1.7 million as the principal amount claimed by the DGR as previous requirement to appeal the decision of the Administrative Tax Court of Appeals before the contentious administrative courts. Additionally, Telinver requested a precautionary measure based on the unconstitutionality of the mechanism applied to calculate the interest established in the Buenos Aires Province  Tax Code. On August 18, 2006, Telinver was notified of a report issued by the Tax Technical Advice of the DGR accepting the claim filed by Telinver in connection with the application of the cap on interest established by Law No. 13,405, section 16, and demanding payment of Ps.9.9 million. Telinver filed a brief challenging a portion of that amount. On September 20, 2006, Telinver’s position was dismissed and, in order to avoid a money judgment, Telinver informed it will pay, reserving the right to challenge payment in the judicial file. On November 11, 2006, Telinver paid under protest the amount claimed plus interest for Ps.11 million and filed a brief abandoning the precautionary injunction requested.

On April 11, 2007, certain of Telinver’s officers received orders to pay in a 5-day term an amount of Ps.4.4 million plus compensatory interest with respect to the first resolution previously mentioned. On April 17, 2007 in order to avoid a money judgment, Telinver paid the amount claimed by the DGR along with the amount claimed in the second resolution mentioned above for a total of Ps. 26 million, including interest. Additionally, in November 2007, we were notified of an additional claim from the DGR for differences in the calculation of the amounts paid for a total amount of Ps. 3.2 million.

Based on the progress of the case as of the date of issuance of this Annual Report and although the final outcome is subject to the uncertainties inherent to any pending court judgment, to date, it is uncertain whether it is probable that we will be granted the economic benefits related to the sale in connection with the contingency mentioned herein and, therefore, we have deferred until the uncertainty described above is resolved an amount, net of payments, of Ps.11 million as of December 31, 2007. See note 2.2.l to our Annual Financial Statements.

F.  Tabular Disclosure of Contractual Obligations.

The following table represents a summary of our contractual obligations and commercial commitments as of December 31, 2007:

	Payments due by period in millions of pesos
	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
Contractual Obligations
Bank and Financial payables (1)	2,016	558	948	496	14
Other obligations	1,708	1,251	98	82	277
Total contractual obligations	3,724	1,809	1,046	578	291

Commercial Commitments
Other commercial commitments(2)	219	76	95	46	2
Total commercial commitments	219	76	95	46	2

(1)	Principally relates to negotiable obligations. See Note 11.2 to our Annual Financial Statements

(2)	Includes leases of satellites, real property, operation and maintenance of submarine cables and the baseline of IBM contract. See Note 8.1 to our Annual Financial Statements.

Bank and financial payables include principal and interest. For the debts that accrue based upon a variable interest rate, we estimated interest payable based on interest rates in effect as of December 31, 2007. Actual interest payments may significantly differ from these estimates on account of interest rate fluctuations. In addition, approximately 98% of our obligations are denominated in foreign - currency, and therefore principal and interest payments are estimated based on exchange rates in effect as of December 31, 2007. Actual foreign currency debt payments may significantly differ from these estimates due to exchange rate fluctuations.

IBM Contract

On March 27, 2000, our Board of Directors approved the outsourcing through IBM of the operation and maintenance of some of the infrastructure of our information systems. We, Telinver, TMA and Telefónica Data executed a contract with IBM whereby we outsourced the operation and maintenance of the information technology infrastructure to IBM for six and a half years, in exchange for decreasing monthly installments, and the transfer to IBM of the assets used to render the services outsourced under the contract at a stated price (“the 2000 Contract”).

The following is a summary of the primary contractual cash flows related to our agreement with IBM, as it was originally stipulated in 2000:

(in millions of U.S. dollars from 2000 to 2006 )
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

As part of the renegotiation described below, on September 29, 2006, we and IBM signed two contracts whereby the services provided by IBM under the 2000 Contract were split up. One of the contracts includes the outsourcing of the services related to Mainframe and Midrange equipment through 2011 (“2011 Contract”) and the other one established an extension of the 2000 Contract through December 31, 2007, including all services provided by IBM under the original contract, except for those included in the 2011 Contract (“2007 Extension”). In addition, we and IBM signed a memorandum in which we agreed on a fixed price for the transfer of the assets under the original contract amended by the 2007 Extension, after the enactment of Law No. 25,561.

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

b)  2007 Extension: We and IBM had agreed to extend the provision of all the other services rendered under the 2000 Contract, not included in the 2011 Contract, until December 31, 2007, for a total amount of approximately Ps.25 million. On December 20, 2007, we and IBM agreed to extend the services until June 30, 2008 and December 31, 2008. The approximate value of the extension for 2008 amounts to Ps.21 million.

Other

We signed contracts for lease of satellites, real property and operation and maintenance of submarine cables, which include approximately Ps.72 million of minimum future payments as of December 31, 2007.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A.  Directors and Senior Management.

Our management consists of a Board of Directors and our executive officers. Our bylaws (Estatutos Sociales) provide for a Board of Directors consisting of no fewer than three and no more than eight directors and up to one alternate director for each sitting director. Our shareholders have currently fixed the number of directors and the number of alternate directors at eight. We currently have seven directors and eight alternate directors. Each alternate director may attend meetings of the Board of Directors and vote in the absence of the director for whom he or she is acting. Directors and alternate directors are elected at the annual ordinary meeting of shareholders to serve one-year renewable terms.

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

The following is a list of the members of the Board of Directors and the Secretary to the Board of Directors as of the date of this Annual Report:

Name	Position	Date of Appointment	Appointing Affiliate
Eduardo Fernando Caride	Chairman	2006	TISA
Francisco Javier de Paz Mancho	Director	2008	TISA
José Fernando de Almansa Moreno-Barreda	Director	2003	TISA
Juan Jorge Waehner	Director	2004	TISA
Guillermo Harteneck	Director	2001	Independent
Luis Ramón Freixas Pinto	Director	2000	Independent
Jaime Urquijo Chacón	Director	2003	Independent
Gaspar Ariño Ortíz	Alternate Director	2005	Independent
Javier Benjumea Llorente	Alternate Director	1998	TISA
Luis Blasco Bosqued	Alternate Director	2007	TISA
Javier Delgado Martínez	Alternate Director	2004	TISA
Mario Eduardo Vázquez	Alternate Director	2003	TISA
José María Álvarez-Pallete López	Alternate Director	2008	TISA
Manuel Alfredo Alvarez Trongé	Alternate Director	2003	TISA
Juan Vicente Revilla Vergara	Alternate Director	2005	TISA
Alejandro Pinedo	Secretary to the Board of Directors	2005	Not Applicable

Set forth below are brief biographical descriptions of our directors.

Eduardo Fernando Caride 51, is the Chairman of our Board of Directors and an Argentine citizen. He is an Accountant and has a degree in business administration. He joined Telefónica Group 17 years ago. He held various positions in Argentina, the United States and Spain. In 2001, he was appointed Executive President of Telefónica Empresas and TIWS for global operations. In November 2004, he was appointed President of Telefónica Móviles for the Southern Cone covering operations in Argentina, Chile and Uruguay. As president of Telefónica Móviles for the Southern Cone, Eduardo Caride led the operation resulting in the Movicom BellSouth acquisition and integration. He successfully coordinated the acquisition process in Argentina, Chile and Uruguay, reaching over

15.5 million mobile clients of Telefónica in the Region by late 2006.  From November 2006, he has been the Executive President of Telefónica Group in Argentina and Uruguay.

Francisco Javier de Paz Mancho, 49, is a Spanish citizen and has been a Director since February 2008. He has served as a member of the Economic and Social Council and its Standing Committee. He has also worked with Tabacalera S.A, Grupo Panrico, Túnel del Cadí and La Mutua  de Accidentes de Zaragoza. He has been General Director of Domestic Trade at the Spanish Ministry of Trade and Tourism and Secretary General of the Union of Consumers of Spain (UCE), among other positions. He has studied law and holds a degree in Information and Publicity.

José Fernando de Almansa Moreno-Barreda, 59, is a member of our Board of Directors and a Spanish citizen. He received a degree in law from the University of Deusto (Bilbao, Spain). He joined the Spanish Diplomatic Corps in 1974, and served from 1976 to 1992 as Embassy Secretary and Counselor to the Spanish Permanent Representative to NATO, in Brussels, Cultural Counselor of the Spanish Representative to Mexico, as Minister-Counselor of the Spanish Embassy in the Soviet Union, General Director of the National Commission for the 5th Centennial of the Discovery of the Americas, Chief Director for Eastern European Affairs, Atlantic Affairs Director and Deputy General Director for Eastern European Affairs in the Spanish Foreign Affairs Ministry. From 1993 to 2002, he was appointed Chief of the Royal Household of Spain, bearing the rank of Minister, by His Majesty King Juan Carlos I, and is currently Personal Adviser to His Majesty the King.

Juan Jorge Waehner, 47, he is a member of our Board of Directors. He joined us in 1998 and was appointed CEO in 2005. Prior to that, he was the Director of our Residential Business Unit. He is Argentinean and earned his postgraduate degree in Managerial Development and Strategic Management from IAE in Argentina, Harvard / IESE and INSEAD - Fontainebleau in France. He worked in Germany and Spain for the Siemens Multinational Group holding in several positions in the areas of Electrical and Automotive Installations. He worked for TMA as Commercial Director. Formerly he worked for Motorola-BGH in the communications business. In Argentina, he was General Manager of the Communications Business of Motorola-BGH. He led the commercial area in the “start-up” of the company Unifón and directed the Residential Business Unit of Telefónica Argentina until January 2005, when he was named CEO, the post he presently holds.

Guillermo Harteneck, 79, is a member of our Board of Directors and an Argentine citizen. He holds degrees in accounting and business administration from the School of Economics of the Universidad de Buenos Aires, as well as a Master of Science in Economics from Baylor University, Texas. Until May 2000, he served as chairman of the CNV and the chairman of the executive committee of IOSCO, the International Securities Organization. During his extensive professional life, he held positions as statutory auditor and director at many leading Argentine companies. He was an associate professor at the School of Economics, Universidad de Buenos Aires.

Luis Ramón Freixas Pinto, 64, is a member of our Board of Directors. He is Argentinean and earned his degree in civil engineering at the Universidad de Buenos Aires. He also completed a Program in Advanced Business Administration at IAE, Austral University, which is affiliated with the School of Economics at the University of Navarra, Spain ("IESE"). In 1978, he joined Dragados y Construcciones where he worked for one year. Later, he joined Dragados y Construcciones Argentina S.A. (DYCASA), where he was in charge of the production, administration, HR and finance areas as Vice President. He is currently a director of Dragados Construcciones S.A. In 1993, he became the General Manager of Autopistas del Sol S.A., and he has been the Chairman of the Board of Directors since 2000. He took part in different activities related to community issues and, at present, he is a member of the Christian Businessmen Association where he formerly was a Board member. He is the director of Fundación por Pilar and a member of Adespa (Association of Argentine Utility Companies). He is also a member of the Executive Committee of ESADE Consulting Council.

Jaime Urquijo Chacón, 76, is a member of our Board of Directors and a Spanish citizen. He is an engineer who completed his studies in economics and agriculture in the United States of America. He was secretary general, general director and president of Energía e Industrias Aragonesas S.A., an electrochemical company belonging to Banco Urquijo Group.  He was the founder of Desarrollo Químico Industrial, S.A. (DEQUISA), a company engaged in chemical manufacturing. He was advisor of Banco Urquijo and founded several companies related thereto. He was also advisor of Tabacalera, S.A.

Gaspar Ariño Ortiz, 72, is an alternate member of our Board of Directors and a Spanish citizen, founding partner of the law firm of Ariño y Asociados Abogados. He earned his degree in Law at the University of Valencia and his Ph.D. in Law at the University of Madrid. He is a lecturer of Administrative Law at the Universidad Autónoma de Madrid and president of the Regulation Study Foundation.  He practices law and is a member of the Bar Associations of Madrid, Valencia, Barcelona and other cities of Spain.

Javier Benjumea Llorente, 56, has been an alternate member of our Board of Directors since December 18, 1998 and is a Spanish citizen. He holds a Bachelor’s degree in economics and a Master’s degree in business administration. He is a member of the Board of Directors of Abengoa, S.A., Vice President of Compañía Sevillana Endesa, and a member of the Managing Board of the Diario ABC of Sevilla, S.L. and Estudios de Política Exterior, S.A. He is a member of the Managing Board and Managing Council of Fundación Universitaria Comillas-ICAI and also a Numerary Member of the Academy of Social and Environmental Sciences.

Luis Blasco Bosqued, 62, a Spanish citizen, graduated in Laws from Complutense University of Madrid and graduated in Business Studies from ICADE (E3). He is Director of Subsidiaries and associated companies of Telefónica and President of Telefónica de Contenidos. He is member of the Boards of Directors of Telefónica Argentina; Sogecable, S.A., and Inversis Net, S.A.

Javier Delgado Martínez, 48, has been an alternate member of our Board of Directors since December 2004. Born in Spain, he has a degree in Business and Economic Sciences from the Universidad de Zaragoza. He was Director of the Financial Assets and Derivatives Department at Banesto and Banco Bilbao Vizcaya S.A. He is currently the Chief Financial Officer at TISA.

Mario Eduardo Vázquez, 72, is an alternate member of our Board of Directors and is an Argentine citizen, and was the former Chairman of our Board of Directors and our President from June 6, 2003 until November 7, 2006. He graduated as a Certified Public Accountant. For 33 years, he practiced at Pistrelli, Díaz y Asociados, the member firm of Arthur Andersen & Co. in Argentina, where he was an associate partner for 23 years and was responsible for operations in Argentina for 20 years.

José María Álvarez-Pallete López, 44, is a member of our Board of Directors and a Spanish citizen. He holds a degree in business administration from the Universidad Complutense of Madrid; he also studied business administration at the Université Libre of Belgium. He joined Telefónica in February 1999 as CFO of TISA. In September 1999, he became Corporate Chief Financial Officer at Telefónica. Since July 2002, he has been the CEO of TISA. In October 2005, he earned an Advanced Study Diploma (Diploma de Estudios Avanzados – DEA) from the Finance and Accounting faculty at the Universidad Complutense of Madrid.

Manuel Alfredo Alvarez Trongé, 50, is an alternate member of our Board of Directors. He is an Argentine citizen and a lawyer who graduated with Honors from the Universidad de Buenos Aires, and is an expert in corporate law with degrees from King’s College (U.K.), Harvard, the University of Michigan, and the Universidad de la Empresa and Austral (Argentina). In 1990 he joined the Pérez Companc Group in Argentina as Legal Manager for the Petrochemical Division, and in 1995 was promoted to Legal Manager of the Oil & Gas Division. In October 2002 he joined Telefónica in Argentina as General Counsel until October 2005 when he was promoted to General Counsel (Secretario General) of TISA. He has been appointed Professor at the Universidad de Universidad de Buenos Aires and the Argentine Catholic University (UCA) among other positions. Previously, he was an arbitrator of the American Arbitration Association in New York and President of the Corporate Committee of the Colegio de Abogados of Buenos Aires. He is also the author of two books and has published more than 50 articles in newspapers and legal publications.

Juan Vicente Revilla Vergara, 46, is an alternate member of our Board of Directors. He holds a degree in Business Administration earned at Universidad Pacífico de Lima. From January 1, 2006 to date he has been the General IT, Operations and IS Director at TISA. Until then and starting on January 21, 2003 he was the CEO of Telefónica del Perú S.A. Before that, he had been the CPO of Grupo Telefónica, position held since March 2001. Between 1998 and February 2001 he was the CFO of TELESP in Brazil.  Between 1995 and 1998, he was the Control VP at Telefónica del Perú. He also developed part of his career as senior analyst in charge of (fixed and variable income) underwritings at the Spanish National Securities Commission from September 1993 to July 1995.  Before that, from March 1990 to August 1993 he had been responsible for Banesto – Banco Español de Credito affiliate control in Madrid.

Alejandro Pinedo, 45, is our General Counsel of the Telefónica Group in Argentina and an Argentine citizen.  Lawyer’s degree from the Universidad de Buenos Aires and Masters Degree in Administrative Law from the Universidad Austral, Argentina. In November 2005 he was appointed General Counsel of the Telefónica Group in Argentina and Telefónica de Argentina S.A., a company of the Telefónica Group in Argentina.  Since April 21, 2006 he holds the position of Secretary of the Board of Telefónica de Argentina S.A.  He has also held posts in the following companies: Pecom Energía S.A. (a company of the Perez Companc Group), Legal Manager of the Oil & Gas Division; Estudio Pérez Alati, Grondona, Benites, Arntsen & Martinez de Hoz (h), Senior Counsel; Estudio Basílico, Fernández Madero & Duggan, Senior Counsel; First Instance Federal Courts.

Statutory Audit Committee

The Statutory Audit Committee is primarily responsible for controlling the legality of our operations and reporting to the annual ordinary shareholders’ meeting regarding the fairness of the financial information presented to the shareholders by the Board of Directors. The members of the Statutory Audit Committee are also authorized (1) to call ordinary or extraordinary shareholders’ meetings, (2) to place items on the agenda for meetings of shareholders or the Board of Directors, (3) to attend meetings of shareholders or the Board of Directors, and (4) generally to monitor our affairs. Our bylaws provide for a Statutory Audit Committee consisting of three members, known as statutory auditors, and up to three alternate statutory auditors, who are elected by a majority vote of the shareholders and serve one-year renewable terms. See Item 10: “Additional Information—Memorandum and Articles of Association—Corporate Governance— Statutory Audit Committee.”

The following table sets forth our Statutory Audit Committee members:

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

Other Positions Held

The following table lists positions that the members of the Board of Directors, the Secretary to the Board of Directors and the members of our Statutory Audit Committee hold in other companies, as of the date of this Annual Report:

Name	Profession	Company	Position

Eduardo Fernando Caride	Accountant	Telefónica Móviles Argentina S.A.	Chairman
		Telefónica Móviles Argentina Holding S.A.	Chairman
		Telefónica Móviles del Uruguay S.A.	Chairman
		Telefónica Móviles Perú Holding S.A.	Director
		Telefónica Móviles S.A.	Director
		Telefónica Móviles Chile S.A.	Director
		Telefónica Móviles Chile Larga Distancia S.A.	Director
		Telefónica Móviles Soluciones y Aplicaciones S.A.	Director
		Telefónica Móviles Chile Inversora S.A.	Director
		Intertel S.A.	Director
		Fundación Telefónica	Chairman
		Compañía Internacional de Telecomunicaciones S.A.	Chairman
		Telefónica Holding de Argentina S.A.	Chairman

Francisco Javier de Paz Mancho	Businessman	Telefónica Internacional S.A.	Director
		Telecomunicaoes de Sao Paulo Telesp. S.A.	Director
		Telefónica S.A.	Director

José Fernando De Almansa Moreno–Barreda	Attorney and Spanish Diplomat	Telefónica Latinoamerica	Director
		Telefónica del Perú	Director
		Telecomunicaoes de Sao Paulo Telesp. S.A.	Director
		BBVA Bancomer México	Director
		Telefónica Móviles México	Director

Luis Ramon Freixas Pinto	Engineer	Dragados y Construcciones Argentina S.A.	Director
		Autopistas del Sol S.A.	Chairman
		Fundación por Pilar	Director

Jaime Urquijo Chacón	Engineer	Logística S.A.	Director
		Quimigal S.A.	Director
		Fundación Fondo Nacional para la Protección de la Naturaleza	Vice Chairman
		Fundación Altadis	Vice Chairman

Javier Benjumea Llorente	Economist	Inversión Corporativa S.A.	Chairman
		Abengoa S.A.	Director
		Diario ABC de Sevilla S.L..	Director
		Sevilla Endesa	Vice-Chairman
		Estudios de Política Exterior S.A.	Director

Luis Blasco Bosqued	Attorney	Banco Inversis Net S.A.	Director
		Telefónica de Contenidos	Chairman
		Sogecable S.A.	Director

Mario Eduardo Vázquez	Accountant	Río Compañía de Seguros S.A.	Director
		Portal Universia Argentina S.A	Director
		Indra SI S.A.	Director
		YPF S.A.	Director
		Telefónica Holding de Argentina S.A.	Vice-Chairman
		Telefónica Móviles Argentina S.A.	Director

José María Álvarez-Pallete López	Business Administrator	Telefónica S.A.	Director
		Telefónica Móviles España S.A.U.	Director

		Telefónica Datacorp S.A.	Director
		China Netcom Corp.	Director
		Telecomunicaoes de Sao Paulo Telesp. S.A.	Vice-Chairman
		Telefónica Internacional S.A.U.	Chairman
		Brasilcel N.V.	Chairman
		Colombia Telecomunicacions S.A.	Director
		Telefónica Móviles Colombia S.A.	Director
		Telefónica Móviles México S.A.	Vice-Chairman
		Allianca Atlántica Holding BV	Director
		Portugal Telecom	Director
Manuel Alfredo Alvarez Trongé	Attorney	Telefónica Internacional S.A.	Director

		Telefónica International Wholesale Services América S.A. (Uruguay)	Director
Telefónica Data Argentina S.A.

Juan Vicente Revilla Vergara	Business Administrator	Telecomunicaoes de Sao Paulo Telesp. S.A.	Director
		Telefónica International Wholesale Services América S.A. (Uruguay)	Director

Officers

Our principal executive officers are:

Eduardo Fernando Caride, 51, currently serves as the Chairman of our Board of Directors and President. See
“—Directors and Senior Management” above for biographical information.

Sebastian Minoyetti, 39, is an Argentine citizen and is our Director of Control Management and Resources, also performing functions similar to those of a Chief Financial Officer. He is graduated with a degree in industrial engineering from the Argentine Catholic University and holds a Master’s Degree in Business Administration from the IESE (Instituto de Estudios Superiores de la Empresa) of the University of Navarra in Spain (Graduate School of Management and Business).He is responsible for Process Control Management, Accounting and Purchasing for Telefónica de Argentina S.A., MRI and Telefónica Móviles Uruguay. He joined Telefónica Group in 1994 and  since then has worked in several companies of Telefónica Group. In our company, he has played various roles, primarily in the areas of New Business Analysis, as well as within the Department of Finance and Budgetary Control. In 2000 he joined Telefónica Móviles where he participated in the public listing process. From early 2001 until January 2005 he served as Director of Planning and Budget in Telefónica Móviles in Madrid. In early 2005 he joined Telefónica Comunicaciones Personales S.A. (“TCP”) as Director of Administration and Control and a member of the management team that led the merger of TCP with Compañía de Radiocomunicaciones Móviles SA (“CRM”) in the context of the acquisition of the assets of Bell South in Latin America by Telefónica Móviles.

Alejandro Pinedo, 45, currently serves as our General Secretary. See “—Directors and Senior Management.”

José Luis Rodríguez Zarco, 59, is a Spanish citizen and is licensed by the Civil Administration of the Spanish State (Administración Civil del Estado Español). In 2001 he joined Telefónica S.A. and began work in Argentina as Corporate Security Director of Telefónica Group. In November 2005 he was appointed General Director of Institutional Relations and Corporate Security and in November 2006 the General Director of Institutional Relations, Communications and Corporate Image and Security.

Manuel Neira Montes, 60, he is our Corporate Internal Audit Director. He is a Spanish citizen and obtained a degree in Accounting from Universidad de Buenos Aires in 1974. He joined us in 1991, as Assistant Director, Internal Audit and later promoted to his current position as Director of that division. During his tenure at Price Waterhouse (1969-1985), he became manager of the firm’s external audit department. Between 1985 and 1991, he acted as In-house Vice President, Financial Control, in the Citicorp/Citibank Group.

Juan Jorge Waehner, 47, currently serves as our CEO. See “—Directors and Senior Management” above.

Rafael Pablo Bergés, 44, joined us in 1998 as Human Resources Director. He is Argentinean and holds a degree in industrial engineering from the School of Engineering at the Universidad de Buenos Aires. He earned an MBA at IDEA (Instituto para el Desarrollo de los Empresarios de la Argentina - Argentine Institute for Business Development). He pursued graduate courses in business administration at the IESE University and Harvard University, sponsored by Telefónica. He also completed a Senior Leadership Program. Before joining the Company, he worked for (i) Techint, where he worked in industrial engineering and human resources; (ii) Sheraton Hotel Buenos Aires, where he was the training manager and the Human Resources Director in charge of monitoring the Latin American Region; and (iii) Allergan, a pharmaceutical laboratory, as Human Resources Director for Latin America.

Fernando Luis Fronza, 44, is our Residential Business Unit Director and joined us in 2000 as Strategy Director and Wholesale Business Unit Director. He is Argentinean and earned his degree in mechanical engineering at the National University of La Plata. He also earned an MBA at the Wharton School of Business in 1994. Before joining us he worked for 6 years for McKinsey & Company mainly in the financial and telecom sectors, and at the Techint Group as an industrial engineer

Marcelo Ricardo Tarakdjian, 36, is our Preferential Business Unit Director. He is Argentinean and has an undergraduate degree in business administration from the Universidad Católica Argentina (Argentine Catholic University) and is a Public Accountant. He joined the company in 1995 and worked in the Preferential Business Unit until 2005. In May 2005, he was appointed Area Director of the Preferential Business Unit.

José Luis Aiello Montes, 38, is our Director of Strategy, Regulation and Wholesale Business. He is Argentinean and earned his degree in electronic engineering at the National University of La Plata. He pursued graduate studies in strategic marketing at the Buenos Aires Technological Institute (Instuto Tecnológico Buenos Aires) and in economics (at Torcuato Di Tella University). He joined us in 1995. He was promoted to Networking Manager in 1998, Operators’ Commercial Director in 2002, and Commercial Director of the Wholesale Unit in 2002. In December 2004, he was a member of our Executive Committee, and was then appointed as Director of Strategy, Regulation and Wholesale Business Unit

Ana Maria Ramirez, 38, is an Argentine citizen and was recently appointed as Director of Commercial Operations (Billing, Collections and Back Office). She holds a degree of National Public Accountant from Universidad Nacional de la Plata (The National University of La Plata). She did postgraduate studies in Finance Administration (IAE). She joined the Company in 1994, was promoted to Sales Manager in 2000, as Manager of Systems Implementation in 2002, as Manager of Collections in 2004, as Director of Service to Segments and Processes in 2006 and as Director of Systems Development, Maintenance and Implementation of Projects in 2007.

Ariel Ginzburg, 41, is an Argentine citizen and he was recently appointed as Director of Customer Services of the Company.  He is an    Engineer in Electronics graduated at the Universidad Tecnológica Nacional (National Technological University). He joined the Company in 1993 and was appointed as Commercial Manager for the Province of Buenos Aires in 1997, as Director of Sales for individual homes in the year 2000 and he was given the position of Director of Sales and Service for the Residential Segment and Public Telephony in 2002.

The following directors and principal executive officers have entered into employment agreements with us: Juan Jorge Waehner, Fernando Luis Fronza and Rafael Pablo Berges.

B.  Compensation.

Argentine law provides that the aggregate annual compensation paid to all directors (including those directors acting as executive officers) may not exceed 5% of earnings for any fiscal year in which we do not pay any dividends on earnings unless specifically approved by shareholders. This limitation increases in proportion to the amount of dividends paid up to a maximum of 25% of earnings. Under Argentine law, the compensation of the directors acting in an executive capacity, together with the compensation of all other directors and the Statutory Audit Committee, requires the approval of the shareholders.

The total remuneration accrued by us to our principal executive officers during the fiscal year ended December 31, 2007 was approximately Ps.12.2 million, including amounts reserved to provide for pension, retirement or similar benefits. The total remuneration paid by us to our Directors, Alternate Directors and members of the Statutory Audit Committee during the fiscal year ended December 31, 2007, was Ps.22.7 million.

Incentive Plan for Executives

On August 8, 2005, the Board of Directors approved an incentive plan for executives. This plan values certain corporate objectives for the years 2005-2007, which if achieved could result in a payment ranging from 50% to 200% of an executive’s salary. The objectives are based mainly on corporate efficiency and profitability. The plan, which was in effect from January 1, 2005 through December 31, 2007, provided the definitions and basis for selecting the executives who would participate, based on the criteria of contribution, strategic importance and personal performance. The incentive will be paid in cash during the year 2008.

We recognize the obligation associated with the execution of the plan under the straight-line method over its term of duration, based on the level of achievement of the objectives set in the plan. See note 3.1.h to our Annual

Financial Statements. For the fiscal years ended December 31, 2007 and 2006, the expenses accrued in relation to this program amounted to Ps. 0.8 million and Ps. 0.9 million, respectively.

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

•  The number of shares to be awarded depends on the level of achievement, which is based on the matching of the variation in shareholders’ compensation, considering quotation and dividends (Total shareholder return – TSR) on Telefónica shares with respect to the evolution of the TSR related to a group of listed telecommunication companies, representing the Benchmark Group.

The duration initially considered for the PSA is seven years. The PSA is divided into five three-year cycles, each of which begins on July 1 and ends on June 30 of the third year following the date of implementation of the cycle. At the beginning of each cycle, the number of shares to be granted to the beneficiaries of the PSA based on the level of achievement of the goals is determined, observing the maximum number established. Shares are awarded after the end of each cycle. For the first two cycles, the maximum number of shares to be awarded to our executives benefiting from the PSA amounts to about 79,000 shares, and 64,000 shares respectively. The fair value applied amounts to euro 6.4 and euro 7.7 per share for the first and the second cycle, respectively. These amounts are the best benchmark of the fair value of the rights delivered to executives, since they correspond to an actual market transaction.

Cycles are independent from each other. The first cycle began on July 1, 2006 (with award of shares as from July 1, 2009), and the fifth cycle begins on July 1, 2010 (with award of shares as from July 1, 2013).

As of December 31, 2007 we recognized liabilities for Ps.1.6 million in relation to the PSA. The liabilities arising from this plan are valued on the basis of the fair value of the securities to be delivered calculated on the date on which the rights are granted and such cost is accrued on a straight-line basis during the fiscal year in which the services are rendered by the Executives. See Note 2.2 to our Annual Financial Statements.

Social Security Plan for Executives

As of December 31, 2006, our management had approved a social security plan for executives (the “SSE Plan”) effective as from January 1, 2006, which contemplates making monthly contributions by executives and the company to a special vehicle in order to cover contingencies related to retirement, early retirement, total disability and death of the executives eligible as beneficiaries of the SSE Plan. This SSE Plan was also approved by our Board of Directors on February 15, 2007. The contributions are based on a percentage of the annual and fixed gross compensation of the participant and an additional percentage paid by us in different portions. We are not liable for the performance of the funds contributed or for the availability thereof to the participants. We have not completed the implementation of the above-mentioned plan. As of December 31, 2007, taking into account the modifications introduced to the plan during 2007, we maintain a liability amounting to Ps. 7 million, which represents our estimated obligation based on the current terms as of such date.

The liability resulting from the SSE Plan is valued based on the amounts that we agreed to contribute as of each fiscal year-end. Such cost is accrued during the fiscal year in which the benefit is granted and the services are rendered by the executives. All changes are recognized in the fiscal year in which they are approved.

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

The program ended on February 15, 2005; however, no participants exercised their options because the price of Telefónica shares was below the reference value of 20.50 euros.

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

We also have a statutory audit committee that oversees our management.  See “—Directors and Senior Management— Statutory Audit Committee” above.

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

D.           Employees.

On December 31, 2007, we had 10,432 full-time employees, 15 temporary employees and 6 trainees.

The following table provides the number of our unionized, nonunionized, temporary, and trainee employees for the fiscal years ended December 31, 2007, 2006 and 2005 (not including those of our former subsidiaries).

	December 31, 2007	December 31, 2006	December 31, 2005
Unionized	8,134	7,596	6,903
Nonunionized	2,298	2,116	1,995
	10,432	9,712	8,898
Temporary	15	41	284
Trainees	6	53	96
Total Number of Employees	10,453	9,806	9,278
Technical and Operations	5,461	5,529	5,377
Sales and Marketing	677	585	2,212
Financial and Administrative Support	1,464	1,432	1,272
Customer Service	2,851	2,260	417
Total	10,453	9,806	9,278

For the fiscal year ended December 31, 2007, the principal components of labor costs were basic wages, overtime and fringe benefits. We also incurred certain other related costs, including contributions made to the national pension plan, health plans, family allowances and additional pension contributions and life insurance premiums for employees covered by collective bargaining agreements. Most of these contributions are mandated by law.

On December 31, 2007, approximately 80% of our permanent employees were union members. All middle and senior management positions are held by nonunionized employees. Benefits under collective bargaining agreements include benefits to employees who retire upon reaching the age of retirement or who become disabled or who die prior to the age of retirement. We have calculated our liability relating to such benefits at approximately Ps.3 million as of December 31, 2007.

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

From November 26 to December 6, 2004, the unionized telephone workers went on strike, in order to obtain salary increases, which resulted in the total interruption of the customer service lines, repair services, directory information and international call assistance services. In addition, they took over our National Switching Boards, although service was not discontinued and operations were not materially affected. After the negotiations, we, the governmental enforcement authority and the unions agreed on an increase in the basic fixed salary under the previous collective bargaining agreement of up to approximately 20%, effective from January 2005, and a single final payment of Ps.500 per unionized employee, which was granted in December 2004. The new agreement has a duration of 12 months from January 1, 2005 unless external causes arise requiring a revision during such period.

As regards our relationships with the trade unions, after the direct action measures adopted by FOETRA and FOEESITRA in the course of November and December 2005, agreements were reached in relation to salary increases for the personnel represented by these trade unions.

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

During 2007, unionized employees went on strike over salary increases for approximately four months, adversely affecting our operations. In the aftermath of the conflict, actions were undertaken in the area of compensations, as detailed below:

•	One-off payments to employees not covered by collective bargaining agreements based on the duties discharged.
•	Selective salary adjustment to employees covered by collective bargaining agreements or critical personnel.
•	Improvement in the benefits given to employees not covered by collective bargaining agreements and launch of other new benefits.

New policies of Safety and Health in the Workplace have been established in order to supply us with preventive measures to protect our personnel. And to strengthen these measures, personnel training activities were organized for awareness raising purposes.

In the search for personnel satisfaction, a channel has been instituted for enquiries and claims related to Human Resources. This one-on-one communication looks to minimize operational times, organize work, allow personnel to self-manage certain issues, provide fast responses and implement improvements when weaknesses are identified.

In the course of a complex year in terms of operational management as a consequence of the conflicts with the trade unions, our personnel had to re-double efforts to attain its objectives, for which reason a program has been implemented to reward and motivate personnel.

 Looking to allow personnel to balance their labor and family lives, we implemented a flex-time program with benefits for personnel consisting in more time with their families and extended leaves of absence when children are born.

 A voluntary workplace environment survey carried out in December 2007 has shown a global improvement, reflected in a 71% in the average of positive answers and in a 77% increase in the global satisfaction rate.  The survey was answered by 65% of our employees.

Early Retirement Plan

On July 24, 2006, our Board of Directors approved a voluntary Early Retirement Plan for the benefit of our employees who, upon opting for the plan, have paid contributions to the pension plan for 30 years and still have to pay pension plan contributions for up to 15 years in order to meet the required age to retire according to current rules and regulations, among other eligibility requirements. This is an early retirement option accompanied by a financial proposal that provides for an initial payment and a plan of monthly installments until the required retirement age is reached. This plan is addressed to all the personnel meeting the eligibility requirements and it would initially cover from 50 to 120 people for the first month in force. Until mid-2007 we assessed the renewal of the plan and the incorporation of new beneficiaries on a monthly basis. For the fiscal years ended December 31, 2007 and 2006, the expense accrued in relation with this plan amounted to Ps.6 million and Ps.7 million, respectively.

In mid-2007, our Management launched new conditions for the Early Retirement Plan mainly related to economic features and benefits (additional half-yearly installments, pension supplements, etc.). This plan has been communicated to the trade unions and beneficiaries and it shall be in force until December 31, 2008. As of December 31, 2007 we recorded a Ps.253 million charge, corresponding to beneficiaries that participated in the plan as of December 31, 2007, and to our management’s estimation of the implied obligation arising from this plan as of that date, which is disclosed in “Other expenses, net” of the Annual Financial Statements.

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

The following table sets forth information as of the date of this Annual Report with respect to affiliated shareholders known to us to own more than 5% of any class of our ordinary shares, and information as to TIHBV:

Name of Owner	Title of Class of Shares	Jurisdiction	Amount Owned	Approximate % of Class of Shares	Approximate % of Total Outstanding Shares
Cointel	Class A	Argentina	3,599,126,635	82.40	51.5
	Class B(1)	Argentina	81,422,560	3.11	1.2
TISA	Class B(1)	Spain	2,252,637,868	86.08	32.25
TMA	Class A	Argentina	768,262,045	17.60	11
	Class B(1)	Argentina	79,377,440	3.03	1.14
TIHBV	Class B(1)	Netherlands	66,171,964	2.53	0.95

(1)	Including Class B ordinary shares represented by ADSs.

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

Capital Stock Reduction

In addition, the above-mentioned General Special Shareholders’ Meeting approved a voluntary capital stock reduction for Ps.1,048 million, from Ps.1,746 million to Ps.698 million proposed by our Board of Directors at the meeting held on August 8, 2006.

We filed applications with the CNV and the BCBA to adjust our public offering and listing authorizations, respectively, to the above-mentioned capital stock reduction, which were obtained.

In order to implement the voluntary capital stock reduction, on December 22, 2006, we simultaneously reimbursed to the shareholders $0.60 in cash and delivered four new shares of  Ps.0.10 face value each for each share of  Ps.1 face value held by each shareholder before the capital stock reduction. Consequently, the shares of  Ps.1 face value were settled. The capital stock reduction has been registered with the PRC. As of December 31, 2007, only Ps.4 million are pending payment due to the capital stock reduction. (See Notes 3.1.j and 12.3 to our Annual Financial Statements).

Telefónica Holding de Argentina S.A.

Telefónica Holding (formerly CEI Citicorp Holdings Sociedad Anónima) is a holding company primarily engaged in the telecommunications business and the media, programming and content distribution business in Argentina, through related companies and companies under the joint control of Telefónica Holding and the TISA Group.

As of December 31, 2007, Telefónica Holding conducts its telecommunications business through its 50.0% ownership of the outstanding common stock of Cointel, which in turn, owns approximately 52.7% of our outstanding capital stock.

TMA

On July 10, 2007, TMA executed an agreement with Cointel to purchase 768,262,045 of our Class A shares and 79,377,440 of our Class B shares or 1,984,436 American Depositary Shares representing each 40 Class B shares, representing 12.14% of our capital stock and votes for a price of Ps.1,195 million.

 The Class A shares purchased were transferred to TMA on July 10, 2007, and the Class B shares purchased were transferred to TMA on November 12, 2007.

 The purchase price was paid by TMA as follows: Ps.475 million were paid to Cointel on July 10, 2007, and the balance of Ps.720 million was paid in separate payments on August 8, 2007 and on December 6, 20 and 26, 2007. The sales price included an adjustment to the second payment in the amount of Ps.9.5 million.

 This transaction represents an internal reorganization in Telefónica Group for the purpose of allowing TMA to take part in the growing internet and broadband business, strengthen its share in the telecommunications business in a comprehensive manner and incorporate an asset that supplements its corporate purpose.

 The agreement grants TMA the usual guarantees in this type of transactions such as an adequate financial situation as reflected in the company’s financial statements, the absence of liabilities or encumbrances not disclosed in the financial statements and the assumption of responsibility for legal, tax and labor contingencies prior to the acquisition. The board of directors of TMA considers that the transaction reasonably qualifies as having been agreed on terms that are usual categorized within the normal and customary conditions in the market.

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

As of December 31, 2007, approximately 51.1 million ADSs, representing approximately 78.12% of the total number of issued and outstanding Class B Shares and approximately 29.27% of our total shares, were outstanding. See Item 4: “Information on the Company—Our History and Development—Our Reorganization.”

B. Related Party Transactions.

Under the Management Contract, our indirect parent Telefónica manages our business and provides services, expertise and know-how with respect to the entire range of our business. Affiliates of Telefónica and Telefónica Holding are also involved in other investments and operations in the communications and media sector in Argentina and in other countries, some of which may involve or impact us. Conflicts of interest between us, Telefónica and other affiliates may therefore arise in connection with the negotiation and performance of duties and the payment of fees under the Management Contract, as well as in connection with other business activities. See Item 4: “Information on the Company—Business Overview—Disposal of Telinver-Publishing of Telephone Directories—Management Contract.” During the fiscal year ended December 31, 2007, Telefónica received fees pursuant to the Management Contract of Ps.61 million. See Item 5: “Operating and Financial Review and Prospects.”

Our operations and balances with Telefónica and other direct and indirect shareholders of Cointel and their respective affiliates, for the fiscal years ended December 31, 2007, 2006 and 2005 are as follows:

	December 31, 2007	December 31, 2006	December 31, 2005
		Income/(Expense)
	(in millions of pesos)
Management Fee
Telefónica S.A.- Sucursal Argentina (Telefónica’s branch)	(61)	(74)	(75)

Income (expense) from goods and services
TMA(1)	295	295	210
Telefónica Data	20	34	36
Telinver(2)	—	4	14
Atento Argentina S.A. (“Atento”)	(19)	(19)	(16)
Telefónica Ingeniería de Seguridad S.A. (“TIS S.A.”)	(6)	(3)	(4)
Telefónica International Wholesale Services Argentina S.A. (“TIWS Argentina”)	8	6	6
Telcel Venezuela (“Telcel”)	5	3	6
C.P.T. Telefónica del Perú (“CPT”)	(1)	14	19
Compañía de Radiocomunicaciones Móviles S.A (“CRM S.A.”)(1)	—	30	41
Telefónica S.A. – Sucursal Argentina (Telefónica’s branch)	(3)	(3)	(5)
Televisión Federal S.A. – Telefé.	(3)	(1)	(5)
Telefónica International Wholesale Services América S.A (“TIWS América”).	2	1	1
Telefónica Investigación y Desarrollo S.A. (“TID S.A.”)	(1)	(1)	—
Telefónica	(2)	1	7
CTC Mundo S.A. (“CTC”)	(7)	(1)	(4)
Telefónica Gestión de Servicios Compartidos S.A. (“T-Gestiona S.A.”)	(3)	1	2
Terra Networks Argentina S.A. (“Terra S.A.”)	(7)	(2)	(1)
Telecomunicaciones de San Pablo S.A. (“Telesp”)	(4)	(4)	3
Atlántida Comunicaciones S.A. (“ATCO”)	—	—	1
Telefónica Servicios Audiovisuales	—	—	1

Telefónica Empresas Brasil S.A	—	(1)	—
Colombia Telecomunicaciones	(1)	2	—
Telefónica Móviles Uruguay S.A.	3	1	—
Tevefe Comercialización S.A.	(1)	—	—
Telefónica Larga Distancia de Puerto Rico, Inc	—	1	—
Communcation Technologies Inc(3)	—	—	(1)

	275	358	311
Net expense on financial charges
TMA	3	—	—
TISA	—	(1)	(12)
TPI(2)	—	5	1
Telinver(2)	—	2	5
	3	6	(6)
Sales of goods and services
Telinver(2)	—	—	(1)
		—	(1)
Purchases of goods and services
Telefónica Data	2	6	7
TIS S.A.	3	1	1
	5	7	8

(1)	On June 6, 2006 CRM S.A. and TMA entered into a final merger agreement, which was registered with the “PRC” on September 12, 2006.

(2)	Companies belonging to the group until August 2006. (See Note 14 to our Annual Financial Statements).

(3)	Company belonging to the group until August 2005.

Our balances with Telefónica and other Cointel shareholders and related companies as of December 31, 2007 and 2006 are:

	December 31, 2007	December 31, 2006
	(in millions of pesos)
ASSETS
Trade receivables
TDA S.A.	20	—
Telcel	2	—
T-Gestiona S.A.	4	4
Telefónica Larga Distancia de Puerto Rico, Inc.	1	—
TSA	—	2
TIWS Argentina	4	3
TIWS America	4	1
CPT	—	17
Colombia Telecomunicaciones S.A.	—	2
Televisión Federal S.A. -TELEFE	1	4
Telefónica Móviles Uruguay S.A.	1	1
Other	1	—
Total Trade receivables	38	34
	December 31, 2007	December 31, 2006
	(in millions of pesos)
Current Investments
TMA	240	—
Total Current Investments	240	—

	December 31, 2007	December 31, 2006
	(in millions of pesos)
Other receivables
Telefónica Data	20	14
ATCO	—	1
TIWS América	4	4
Telefónica Media Argentina S.A.	2	2
TISA	3	2
Telefónica International Wholesale Services Brasil	1	1
Telefónica International Wholesale Services Perú S.A.C	1	1
Atento	—	3
Total Other receivables	31	28
Total Assets	309	62

	December 31, 2007	December 31, 2006

LIABILITIES

Trade payables
Telefónica S.A. – Sucursal Argentina (Telefónica’s branch)(1)	58	94
CTC	8	6
TIWS Argentina	54	59
Telefónica Servicios Audiovisuales	1	1
TIS S.A.	1	1
TIWS America	2	2
Terra	1	1
Telesp	4	1
TMA	50	17
Telefónica DATA USA, Inc	1	—
Colombia Telecomunicaciones S.A.	1	—
CPT	1	—
TID S.A.	1	2
Atento	2	2
Total Trade payables	185	186

Other payables
TSA	15	12
Telefónica S.A.- Sucursal Argentina	1	1
TIHBV (2)	4	10
Total Other payables	20	23

TOTAL LIABILITIES	205	209

(1)	Related to liabilities from management fee.

(2)	See note 6 to our Annual Financial Statements.

All these trade receivables and trade payables are arm’s-length transactions entered into in the ordinary course for services rendered. In the past, Telefónica Holding, either directly or through affiliates, at various times, engaged in a number of transactions with us.

During 2006, we repaid our debt with related parties by approximately U.S.$13 million, including U.S.$8 million in assignments. The payments were made with internally generated funds. As of December 31, 2006 and 2007 we hold no outstanding debt with TISA, our controlling company.

In November 2005 we disposed of our wholly-owned subsidiary Telinver. See Item 4: “Information on the Company—Business Overview—Disposal of Telinver-Publishing of Telephone Directories.”

Additionally, on January 17, 2007, we transferred our ownership interest in E-commerce Latina. See Item 4: “Information on the Company—Business Overview—Other Services and Investment —E-Commerce Latina.”

In connection with Telefónica´s Group’s internal reorganization process, on May 4, 2006, our Board of Directors approved the purchase and sale of shares that represent 97.89% of the capital stock and votes  of Telefónica Data, owned by Telefónica DataCorp, a company indirectly controlled by Telefónica.  This transaction was approved by our Audit Committee, prior to its discussion by the Board of Directors.  The Audit Committee considered that the transaction reasonably qualifies as having been agreed on terms that are usual and customary in the market.

On June 16, 2006, we and Telefónica DataCorp entered into a share purchase and sale agreement(“the Agreement”) which provides that such purchase and sale transaction is contingent upon, among other obligations assumed by the parties, us and Telefónica DataCorp being granted an authorization by the S.C. under the terms of Decree No. 764/00 within 12 months of the execution of the above-mentioned agreement. On July 10, 2006 we filed with the Secretary of Communications an application for the above mentioned approval. On June 15, 2007, we and Telefónica DataCorp agreed to extend the term for compliance with the conditions established in the respective share purchase and sale agreements for an additional 12-month period (“the first amendment”).

Telefónica DataCorp has received a request from a minority shareholder of Telefónica Data to purchase its stockholdings according to Decree 677/01. On March 26, 2008 Telefónica Datacorp notified Telefónica Data its will to purchase all the minority shareholder stakes according to Decree 677/01 Section VII. This offer to purchase is pending of regulatory authorization.

On March 28, 2008 we and Telefónica DataCorp agreed to: (i) the purchase and sale of the shares that represent the remaining 1.8578% of the capital stock and votes of Telefónica Data, which will have been acquired by Telefónica Datacorp from minority shareholders according to the proceeding mentioned in the previous paragraph –the “second amendment”; (ii) extend the term for the compliance of certain conditions (including regulatory authorization and the completion of the procedure for the acquisition of the minority shareholders’ stakes) for an additional 6-month period as from June 17, 2008; (iii) amend the price for the purchase and sale of the shares to the amount of  U.S.$ 56 million for the shares representing 97.89% of the capital stock, and U.S.$ 1 million for the shares to be acquired from the minority shareholder’s, (iv) subject the closing to the whole transaction to the completion of the procedure for the acquisition of the minority shareholders’ stakes and the approval of this amendment by Company’s Audit Committee and Board of Directors, all of which should occur before December 17, 2008.

On March 31, 2008, TASA was notified that the Secretary of Communications granted the authorization under the terms of Decree No. 764/00.

At present, Telefónica Data is engaged in the supply of digital connectivity services (high-capacity data transmission and other value-added services), Internet access services for corporate customers and advisory and consultancy services, as well as in the design, supply and management of telecommunications services and information technology.

Nevertheless, any transactions with related parties that hold 1% or more of our equity are put through a prior approval process established by Decree No. 677/01 and requiring involvement of the Audit Committee and/or an opinion of two independent valuation firms as well as subsequent approval by the Board of Directors in order to verify that the agreement could reasonably be considered to be in accordance with normal and habitual market practice.

C.  Interests of experts and counsel.

Not applicable.

ITEM 8.  FINANCIAL INFORMATION.

A.  Annual Financial Statements and Other Financial Information.

Our Annual Financial Statements, which are set forth in the accompanying Index to our Annual Financial Statements included in this report, are filed as part of this Annual Report. See Item 18: “Financial Statements” and pages F-1 to F-64.

Legal Proceedings

Contingencies

We are facing various proceedings and claims in the areas of labor, tax, regulatory compliance and other matters, all of which arise in the ordinary course of business. Such matters are subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. If information available prior to the issuance of our financial statements, considered on the basis of the opinion of our legal counsel, indicates that it is probable that an asset had been impaired or a liability had been incurred as of the date of our financial statements, and the amount of the loss, or the range of probable loss can be reasonably estimated, then such loss is accrued and charged to operations. Based on our management’s assessment regarding the probable loss from such claims and the advice of legal counsel, we have reserved Ps.454 million for contingencies as of December 31, 2007.

In July 2007, we received an information request related to a judicial process in which we are not a party, and had to submit among other books and documentation required, the Inventory and Financial Statements Book.

For a breakdown of the reserve for contingencies, see Item 5:  “Operating and Financial Review and Prospects—Operating Results—Contingencies” above.

Certain Labor Claims

The Transfer Contract provides that ENTel and not us is liable for all the amounts owed in connection with claims based upon ENTel’s contractual and statutory obligations to former ENTel employees, whether or not such claims were made prior to the Transfer Date, if the events giving rise to such claims occurred prior to the Transfer Date. However, using a theory of successor enterprise liability that they assert is based upon generally applicable Argentine labor law, certain former employees of ENTel have brought claims against us, arguing that neither the Transfer Contract nor any act of the Argentine government can be raised as a defense to our joint and several liability under allegedly applicable Argentine labor laws.

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

As of December 31, 2007, the amount of these labor claims including accrued interest and expenses totaled approximately Ps.31 million. Notwithstanding, depending on the possible outcome of such legal actions ENTel has agreed in the Transfer Contract to indemnify us in respect of these claims and the Argentine government has assumed joint and several liability with ENTel for the indemnity obligations and has therefore authorized us to debit an account of the Argentine government at Banco Nación for any amount payable by us in respect to the indemnification.

Under Debt Consolidation Law No. 23,982, ENTel and the Argentine government may discharge their indemnity obligations by the issuance of 16-year Debt Consolidation Bonds. As of December 31, 2007, we have paid approximately Ps.14 million in cash for the concluded claims. On December 16, 1999, we initiated a claim for indemnification and reimbursement in connection with these payments. In addition, to date, about Ps.10 million included in the Ps.14 million paid by us in this regard were included and verified in an account reporting lawsuit between us and ENTel, which has not been resolved yet.

Regardless of the number of rulings that have already been decided in our favor, court decisions have followed the precedent laid down by the Supreme Court of Justice in the area of joint liability in labor matters mentioned in the second paragraph. Both we and our legal counsel believe that such criterion will apply to our pending cases. Notwithstanding this and the instruments that may be used by the Argentine Government to reimburse the amounts that would be paid, given the obligation incurred by the Argentine Government in the List of Conditions and in the Transfer Contract, on the one hand, and on the basis of the opinion of our legal counsel regarding the possible amount for which existing claims may be resolved, on the other, in our opinion and our legal counsel’s opinion the outcome of the issue should not have a material impact on our results of operations or financial position.

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

Restitution of Services Affected by Stolen Cables

Under Resolution 983/2002, the National Communications Commission (“CNC”) imposed a penalty on us consisting of a fine of Ps.680,000 for alleged breach of the General Basic Telephone Service Rules, and further imposed on us several other related obligations, mainly related to the restitution of those services affected by stolen cables. We are in the process of appealing the penalty. In our opinion and in the opinion of our legal advisers, the referred breach lacks legal grounds for the sanction to be correct as: (1) theft of cables is an event of force majeure that releases us from liability; (2) we have reinstated more than 90% of the services affected by theft; (3) there are sufficient public telephones installed and in operation in the affected areas to warrant effective service supply, and certain steps have been taken with the security forces to safeguard the integrity of the cables; and (4) we are reimbursing customers for non-service days and have timely answered each of the National Communications Commission’s requests for information. The enforcement of these fines against us may be subject to the renegotiation process provided for under the Public Emergency Law.

Fiber Optic Cables

In December 2000, the Argentine Tax Authorities reviewed our income tax returns for the fiscal years 1994 through 1999. They demanded adjustments due to differences in the criterion used to calculate the depreciation of fiber optic cables. Whereas we apply a useful life of 15 years, the Argentine Tax Authorities assessed our taxes based on a useful life of 20 years. Having analyzed the issue, we appealed the assessment imposed by the Tax Authorities in Argentina’s Administrative Tax Court based on our position that there are strong arguments against the Tax Authorities’ assessment.

However, in November 2004, the Argentine Administrative Tax Court entered a judgment against us forcing us to amend the tax returns referred to above. Additionally, the judgment repealed the penalties imposed by the Tax Authorities on the grounds that there was enough evidence to support a finding of excusable error in such tax returns. Given that judgment against us, we have been compelled to pay Ps.6 million, in addition to Ps.17 million as compensatory interest in December 2004. As of that date, we charged these payments to expenses. We believe this matter will not have any additional effects beyond these payments.

Notwithstanding the above paragraph, and although the final resolution is subject to the contingencies inherent in any pending court judgment, we and our legal counsel believe that there are legal grounds for a successful appeal of the judgment entered against us and have presented an appeal to have the judgment against us reviewed by the National Court of Appeals in Administrative Contentious Matters. As of the date of this Annual Report, the Court has not ruled on this matter.

Other Claims

In October 1995, the Free Consumers’ Cooperative initiated a legal action against Telecom, Telintar, the Argentine government and us to declare as void, unlawful and unconstitutional all  the standards and rate agreements issued since the Transfer Contract. The Free Consumers Cooperative’s claim is to have the rates of the basic telephone service reduced and the amount supposedly collected in excess refunded, limiting them in such a way that the licensees’ rate of return should not exceed 16% per annum on the fixed assets as determined in the List of Conditions approved by Presidential Decree No. 62/90. Other points of our contract have been called into question as well.

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

In this regard, on October 4, 2001, the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires awarded a precautionary measure requested by the plaintiff ordering the Argentine government, us and Telecom to refrain from applying the corrections set forth in Section 2 of the rate agreements approved by Presidential Decree No. 2,585/91 until final judgment is rendered in the case, which meant that the rates could not be adjusted by the U.S. consumer price index.

We appealed such decision before the Supreme Court of Justice rejecting the arguments stated therein, which has been adversely determined as of the date of issuance of this Annual Report.

On June 22, 2007, the court of original jurisdiction ruled, declaring the maturity of the proceedings. The Free Consumers’ Cooperative appealed the court decision, which at the date of issuance of this Annual Report is pending of resolution.

In the opinion of management and our legal counsel, it is unlikely and remote that the resolution of these issues would have a negative effect on our results of our operations or our financial position.

On July 29, 2003, we received a communication sent by the CNC requesting us and Telefónica Larga Distancia de Argentina S.A. (“TLDA S.A.”), a company currently merged with and into us, to pay Ps.51 million, including principal and interest as of July 31, 2003, which allegedly corresponded to savings, plus interest, obtained by us and TLDA S.A. as reductions in employers’ contributions approved by Presidential Decree No. 1,520/98 and supplementary standards that were applied to salaries of such companies’ personnel in the period April 1999 through June 2001. Pursuant to Resolution S.C. No. 18,771/99, these savings were to be applied to the execution of programs or promotional projects in the framework of the presidential initiative called “argentin@internet.todos” to be managed by the International Telecommunications Union (UIT). We, both with respect to our own operations and as successor of the rights and obligations of TLDA S.A., had recorded a liability related to these savings for the outstanding principal plus interest, for an amount of Ps.24 million.  On March 23, 2007, we were notified of Resolution No. 42/07 issued by the S.C. which established a mechanism of reciprocal compensation for the balances in our favor  and the Argentine government accrued as a result of certain decreases and increases in employers’ social security contributions paid by us, and includes, for calculation purposes, the liability mentioned above. The S.C. had instructed the CNC to settle the amounts involved. In September 2007, we were notified of the determination issued by the CNC, which resulted in a net receivable in our favor of 58.7 million, after offsetting the amount proceeding from the savings obtained from the reduced contributions plus its interest, mentioned above.

According to Resolution No. 42 of the S.C., if a receivable balance remained in our favor after the debt compensation previously mentioned, such balance could be compensated with certain liabilities related to the services object of our licenses. As of December 31, 2007, subsequent to the compensation mentioned in Item 4: Information of the Company–B. Business Overview–Tariff Restructuring , the net balance in our favor amounts to Ps.40.7 million. As of the date of issuance of this Annual Report, we have not been notified of any additional resolution from the S.C. in relation to the issues described above. We will recognize any remaining receivable in connection with the Resolution as the reciprocal compensations are carried out. See notes 7. and 9.3. to our Annual Financial Statements.

Additionally, the CNC had imposed us different penalties principally related to alleged lack of commercial offices and attention to customer complaints and prolonged interruption of basic telephone services due to cable theft. We contested these penalties through the proper administrative channels, but have not yet received a final administrative resolution. As of December 31, 2007, outstanding CNC penalties against us individually in excess of U.S.$100,000 amounted to approximately Ps.4 million.

Commitments Related to the Sale of Our Equity Interest in Telinver

As part of the sale transaction of Telinver we granted usual guarantees in this type of transactions to the TPI Group including the absence of liabilities or encumbrances not disclosed in the financial statements of Telinver as of the date of the transaction and the seller’s responsibility on legal, tax and labor contingencies originated prior to the acquisition, among others.  See Item 5:  “Operating and Financial Review and Prospects—Off-Balance Sheet Arrangements—Commitments Related to the Sale of Our Equity Interest in Telinver.”

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

The General Ordinary and Special Shareholders’ Meeting held on April 21, 2006 approved the appropriation of the total Ps.2,968 million loss recorded under accumulated deficit as of December 31, 2005 to: (a) the whole balance of reserve for future dividends in the amount of Ps.1,626 million; (b) the whole balance of legal reserve in the amount of Ps.416 million; and (c) a part of the balance of comprehensive adjustment to capital stock in the amount of  Ps.926 million in accordance with the provisions of the CNV.

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

On February 21, 2008 our Board of Directors submitted to the consideration of our Shareholders’ meeting that will be held on April 21, 2008, the following allocation of unappropriated income as of December 31, 2007: (i) to Legal Reserve Ps.4 million; and (ii) to reserve for future dividends Ps.69 million.

In accordance with Law No. 25,063, any dividends in cash or in kind, distributed in excess of the accumulated taxable income as of the end of the year immediately preceding the date of payment or distribution shall be subject to a 35% income tax withholding as a single and final payment.

As a result of the above mentioned if we decided to pay dividends, during 2008, most of such payment would be subject to the withholding of income tax.

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

No dividend was distributed during the fiscal years 2002, 2003, 2004, 2005, 2006 and 2007.

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

	High	Low
2003	10.89	2.90
2004	12.83	6.21
2005	11.38	7.30
2006 - Prior to capital stock reduction (1)	25.02	8.45
2006 - After capital stock reduction (2)	18.07	16.30
2007	19.93	12.42
2006:
First Quarter	10.07	8.45
Second Quarter	11.36	9.05
Third Quarter	25.02	10.82
Fourth Quarter - Prior to capital stock reduction (1)	19.00	14.70
Fourth Quarter - After capital stock reduction (2)	18.07	16.30
2007:
First Quarter	19.59	16.80
Second Quarter	19.93	15.50
Third Quarter	19.52	12.57
Fourth Quarter	15.38	12.42
Recent Six Months:
November 2007	14.35	12.63
December 2007	13.49	12.42
January 2008	13.81	11.80
February 2008	12.78	11.65
March 2008	11.95	11.47

(1)	Until December 18, 2006. See Item 7 “Major Shareholders And Related Party Transactions - Capital Stock Reduction.”

(2)	As from December 19, 2006. See Item 7 “Major Shareholders And Related Party Transactions - Capital Stock Reduction.”

On April 16, 2008, the last reported sale price of the ADSs on the New York Stock Exchange was U.S.$ 11.93 per ADS. The Depositary indicated that on December 31, 2007 there were approximately 51.1 million ADSs outstanding and approximately 2,247 beneficial owners of ADSs. Such ADSs represented approximately 78.12% of the total number of issued and outstanding Class B Shares as of December 31, 2007.

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

The following table sets forth, for the calendar periods indicated, the high and low closing sales prices (in pesos) of the Class B Shares on Buenos Aires Stock Exchange:

	High	Low
2003	3.05	1.20
2004	3.90	1.95
2005	3.35	2.20
2006 - Prior to capital stock reduction (1)	7.80	2.60
2006 - After capital stock reduction (2)	12.70	11.90
2007	15.20	9.90
2006:
First Quarter	3.10	2.60
Second Quarter	3.40	2.79
Third Quarter	7.80	3.35
Fourth Quarter - Prior to capital stock reduction (1)	6.00	4.70
Fourth Quarter - After capital stock reduction (2)	12.70	11.90
2007:
First Quarter	14.70	12.45
Second Quarter	15.20	12.05
Third Quarter	15.00	9.90
Fourth Quarter	12.20	10.00
Recent Six Months:
November 2007	11.50	10.00
December 2007	10.50	10.00
January 2008	10.30	9.60
February 2008	10.00	9.10
March 2008	9.30	9.00

(1)	Until December 18, 2006. See Item 7 “Major Shareholders And Related Party Transactions - Capital Stock Reduction.”

(2)	As from December 19, 2006. See Item 7 “Major Shareholders And Related Party Transactions - Capital Stock Reduction.”

As of April 16, 2008, the last reported sale price of the Class B Shares on the Buenos Aires Stock Exchange was Ps. 9.10 per share. On December 31, 2007 there were approximately 5,450 holders of record of Class B Shares.

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

Certain information regarding the Argentine equities market is set forth in the table below:

	Argentine Equities Market
	December 31,
	2007	2006	2005	2004	2003
Market capitalization (U.S.$ billions)	562.4	399.8	254.3	231.7	184.5
As percentage of GDP(1)	218.3%	195.9%	139.4%	152.5%	145.0%
Annual volume (U.S.$ millions)	7,298	5,223	6,814	4,792	2,994
Average daily trading volume (U.S.$ millions)	29.5	20.9	26.7	18.8	11.9
Number of listed companies	102	107	104	107	110

(1)	GDP refers to the Gross Domestic Product of Argentina.

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

Corporate Governance

We are principally governed by three separate bodies: the shareholders, the Statutory Audit Committee, and the Board of Directors. Their roles are defined by Argentine law and our bylaws, and may be described generally as follows:

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

Shareholders’ meetings can be ordinary and extraordinary. At ordinary shareholders’ meetings, shareholders consider and resolve the following matters:

(1)
approval of financial statements and other measures connected with the conduct of our business in accordance with the law or our bylaws, as submitted to the shareholders by the Board of Directors or the Statutory Audit Committee;

(2)	election or removal of directors or members of the Statutory Audit Committee, and decisions regarding their remuneration;

(3)	establishing the responsibilities of the directors and members of the Statutory Audit Committee; and

(4)	approving increases in the corporate capital not exceeding five times the current amount.

All other matters, such as bylaw amendments and the following, must be resolved at extraordinary meetings:

(1)	increasing the corporate capital to over five times the current amount;

(2)	capital reduction and reimbursement;

(3)	redemption, reimbursement and writing down of shares;

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

The chairman of the board or a person appointed at the meeting presides over shareholders’ meetings. Shareholders’ meetings can be called by the Board of Directors, the Statutory Audit Committee in certain circumstances specified by law, or by shareholders representing at least 5% of our corporate capital.

Shareholders may be represented by proxies at shareholders’ meetings. Our directors, members of the Statutory Audit Committee, managers and employees cannot act as proxies. The shareholders or proxies attending a shareholders’ meeting must sign the Register of Attendance.

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

Statutory Audit Committee

In accordance with the rules contained in Argentine Business Companies Law No. 19,550, corporate supervision is entrusted to a Comisión Fiscalizadora (a Statutory Audit Committee). The election of its members, individually known as síndicos (statutory auditors), and the organization and procedures of the committee are regulated by our bylaws.

The Statutory Audit Committee has certain general powers and duties, notwithstanding any others as may be provided for under the Business Companies Act or our bylaws:

•	Reviewing the Company´s books and other documents whenever it may deem so convenient, but at least once every three months;

•	verifying, in like manner and with like frequency as indicated above, our cash and securities, as well as our obligations and the performance thereof;

•	receiving notice of and attending the meetings of the Board of Directors and shareholders. The Statutory Audit Committee may express its opinions at these meetings but is not allowed to vote;

•	ensuring that our directors have posted the required bonds and that the same are maintained;

•	submitting a written report on our economic and financial condition to the annual shareholders’ meeting;

•	providing information within its scope of responsibility to any shareholders so requesting who are owners of at least 2% of our capital;

•	calling the shareholders to an extraordinary meeting whenever it may deem necessary, and to annual or special class meetings if the Board should fail to do so as required; and

•	overseeing the management of our business for compliance with the law, our bylaws or internal regulation, and any resolutions adopted by the shareholders.

The members of the Statutory Audit Committee are entitled to access information and make administrative inquiries into facts or circumstances relating to any fiscal year prior to the date of their appointment.

The members of the Statutory Audit Committee are jointly liable for the performance of their duties and obligations as imposed on them by law, the bylaws, or our internal procedures. They are also jointly liable with the directors for any damage occurring which would have been prevented had they acted in compliance with the law, the bylaws, the internal regulations, or the resolutions adopted by the shareholders. Our bylaws provide that we shall be supervised by a Statutory Audit Committee of three members and three alternate members elected by the shareholders to serve for a one-year term and may be re-elected. Any vacancies in the Statutory Audit Committee shall be filled by the alternate members in the order of their appointment. Any of its members may act on behalf of the Statutory Audit Committee at Board of Directors’ or shareholders’ meetings.

Board of Directors

The current Board of Directors is made up of seven directors and eight alternate directors. The bylaws require that the Board of Directors shall consist of three to eight directors. Members of the Board of Directors are appointed by the general meeting of shareholders and are elected for a period of one fiscal year, at the end of which they may be re-elected or replaced.

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

Proceeding Principles

The Proceeding Principles which describe the fundamental pillars on which conduct should be based and oriented was edited and published during 2007.

Appointment of Independent Directors

We currently have three members who meet the independence requirements established by applicable laws.

Dividends and Liquidation Rights

In accordance with our bylaws, we are required to appropriate net realized profits as follows: (1) 5% of such profits shall be set aside into a legal reserve until such reserve equals 20% of outstanding capital stock; (2) payment of the compensation of the Board of Directors and Statutory Audit Committee; (3) payment of dividends on preferred shares, with priority given to the payment of any preferred dividends standing in arrears; and (4) any remainder, in whole or in part, (a) to the payment of an additional dividend on preferred shares, (b) to the payment of an additional dividend on common shares, (c) to an optional reserve fund, (d) to be carried forward or (e) as otherwise as the shareholders may determine. Dividends must be paid within one year of their declaration.

Our bylaws further provide that, upon our dissolution, the winding up of our business shall be conducted by the Board of Directors or by one or more liquidators appointed by the shareholders. The winding up shall proceed under the supervision of the Statutory Audit Committee, where applicable. After all liabilities have been satisfied and capital reimbursed, the balance shall be distributed among shareholders.

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

On March 27, 2000, our Board of Directors approved the outsourcing through IBM of the operation and maintenance of some of the infrastructure of our information systems. We, Telinver, TMA and Telefónica Data executed a contract with IBM whereby we outsourced the operation and maintenance of the information technology infrastructure to IBM for six and a half year term, and the transfer to IBM the assets used to render the services outsourced under the contract at a stated price (“the 2000 Contract”).

On September 29, 2006, we and IBM signed two contracts whereby the services provided by IBM under the 2000 Contract were split up. One of the contracts includes the outsourcing of the services related to Mainframe and Midrange equipment through 2011 (“2011 Contract”) and the other one established an extension of the 2000 Contract through December 31, 2007, including all services provided by IBM under the original contract, except for those included in the 2011 Contract (“2007 Extension”). In addition, we and IBM signed a memorandum whereby we agreed a fixed price for the transfer of the assets under the original contract amended by the 2007 Extension, after the enactment of Law No. 25,561.

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

b)  2007 Extension: we and IBM agreed to extend the provision of all the other services rendered under the 2000 Contract, not included in the 2011 Contract, until December 31, 2007, for a total amount of approximately Ps.25 million. On December 20, 2007, we and IBM agreed to extend the services until June 30, 2008 and December 31, 2008. The approximate value of the extension for 2008 amounts to Ps. 21 million.

In connection with Telefónica´s Group internal reorganization process, on May 4, 2006, our Board of Directors approved the purchase and sale of shares that represent 97.89% of the capital stock and votes of Telefónica Data, owned by Telefónica DataCorp, a company indirectly controlled by Telefónica.  This transaction was approved by our Audit Committee, prior to its discussion by the Board of Directors.  The Audit Committee considered that the transaction reasonably qualifies as having been agreed on terms that are usual and customary in the market.

On June 16, 2006, we and Telefónica DataCorp entered into a share purchase and sale agreement (“the Agreement”) which provides that such purchase and sale transaction is contingent upon, among other obligations assumed by the parties, us and Telefónica DataCorp being granted an authorization by the S.C. under the terms of Decree No. 764/00 within 12 months of the execution of the above-mentioned agreement. On July 10, 2006 we filed with the Secretary of Communications an application for the above mentioned approval. On June 15, 2007, we and Telefónica DataCorp agreed to extend the term for compliance with the conditions established in the respective share purchase and sale agreements for an additional 12-month period (“the first amendment”).

Telefónica DataCorp has received a request from a minority shareholder of Telefónica Data to purchase its stockholdings according to Decree 677/01. On March 26, 2008 Telefónica Datacorp notified Telefónica Data its will to purchase all the minority shareholder stakes according to Decree 677/01 Section VII. This offer to purchase is pending of regulatory authorization.

On March 28, 2008 we and Telefónica DataCorp agreed to: (i) the purchase and sale of the shares that represent the remaining 1.8578% of the capital stock and votes of Telefónica Data, which will have been acquired by Telefónica Datacorp from minority shareholders according to the proceeding mentioned in the previous paragraph –the “second amendment”; (ii) extend the term for the compliance of certain conditions (including regulatory authorization and the completion of the procedure for the acquisition of the minority shareholders’ stakes) for an additional 6-month period as from June 17, 2008; (iii) amend the price for the purchase and sale of the shares to the amount of  U.S.$ 56 million for the shares representing 97.89% of the capital stock, and U.S.$ 1 million for the shares to be acquired from the minority shareholder’s, (iv) subject the closing to the whole transaction to the completion of the procedure for the acquisition of the minority shareholders’ stakes and the approval of this amendment by Company’s Audit Committee and Board of Directors, all of which should occur before December 17, 2008.

On March 31, TASA was notified that the Secretary of Communications granted the authorization under the terms of Decree No. 764/00.

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

As a result of the application of Public Emergency Law the Argentine government the established severe exchange controls, principally related to the suspension of cross-border currency transfers for profit remittances and capital repatriation which required prior approval of the Central Bank. In January 2003, restrictions were lifted for profit remittances.

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

Since Law No. 25,561 and subsequent exchange control measures have been enacted, the exchange rate fluctuates freely based on market forces, including purchases and sales by the Central Bank. As a result of the above, since early 2002, the exchange rate with the U.S. dollar has increased compared to the Argentine peso (the parity was originally one peso per U.S. dollar). As of December 31, 2007, the exchange rate had increased by 215% (Ps.3.15 per U.S. dollar) since 2002.

E.  Taxation

U.S. Federal Income Taxation

The following discussion is a summary of the material U.S. federal income tax consequences of the ownership and disposition of our Class B shares or our ADSs by U.S. Holders, as defined below. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed Treasury regulations, administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”) and judicial decisions, all as currently in effect and all of which are subject to change (possibly with retroactive effect), and to different interpretations. It is also based in part on representations by the depositary and assumes that each obligation under the Deposit Agreement and any related agreement will be performed in accordance with its terms. This discussion deals only with Class B shares and ADSs held as capital assets (generally, for investment purposes). It does not discuss all of the tax consequences that may be relevant to a U.S. Holder in light of the U.S. Holder’s particular circumstances or to U.S. Holders subject to special rules, such as certain financial institutions, insurance companies, tax-exempt entities, dealers in securities or foreign currencies, partnerships and other pass-through entities, investors liable for the alternative minimum tax, persons who hold Class B shares or ADSs as part of an integrated investment (including a hedge, straddle or conversion transaction), persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar, persons who actually or constructively own (directly or indirectly) 10% or more of our voting stock or persons who acquired Class B shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation. Holders of Class B shares or ADSs should consult their tax advisors with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

As used herein, the term “U.S. Holder” means a beneficial owner of Class B shares or ADSs that is, for U.S. federal income tax purposes, (1) a citizen or individual resident of the United States, (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States or of any political subdivision thereof or (3) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source. The U.S. federal income tax treatment of a partner in a partnership that holds our Class B shares or ADSs will generally depend on the status of the partner and the activities of the partnership. Partners in such partnerships should consult their tax advisors.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS INTENDED FOR GENERAL INFORMATION PURPOSES ONLY. PROSPECTIVE PURCHASERS OF CLASS B SHARES OR ADSs SHOULD CONSULT WITH THEIR TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING OR DISPOSING OF CLASS B SHARES OR ADSs, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL,  NON-U.S. AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAWS.

General

In general, for U.S. federal income tax purposes, holders of American depositary shares evidencing ADSs will be treated as the beneficial owners of the Class B shares represented by those ADSs. Deposits and withdrawals of the underlying Class B shares in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

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

Taxation of Dividends

Subject to the passive foreign investment company rules discussed below, distributions made by us of cash or property other than certain pro rata distributions of ordinary shares generally will constitute taxable dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Since we do not maintain calculations of our earnings and profits under U.S. federal tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends.  The full amount of any dividend paid in respect of our Class B shares or ADSs (including the amount of any Argentine withholding taxes imposed on such dividend) will be included in the gross income of a U.S. Holder, as ordinary income from sources outside the United States, at the time that the dividend is received by the U.S. Holder, in the case of our Class B shares, or by the depositary, in the case of ADSs.

The amount of income, including in respect of any dividend paid in pesos, generally will be measured by reference to the spot rate for converting pesos into U.S. dollars in effect on the date that the dividend is received by the U.S. Holder, in the case of our Class B shares, or by the depositary, in the case of ADSs regardless of whether the payment is in fact converted into U.S. dollars. A U.S. Holder may recognize foreign currency gain or loss, which generally will be treated as ordinary gain or loss, upon a conversion of pesos into U.S. dollars after the date of receipt. U.S. Holders should consult their tax advisors regarding the calculation and U.S. federal income tax treatment of foreign currency gain or loss. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

Subject to applicable limitations and subject to the discussion above regarding concerns expressed by the U.S. Treasury, under current law the U.S. dollar amount of dividends paid to a non-corporate U.S. holder in taxable years beginning before January 1, 2011 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends represent “qualified dividend income.”  U.S. Holders of ADSs and Class B shares should consult their tax advisors regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

The amount of a dividend will include any amounts withheld by us or our paying agent in respect of Argentine taxes. Dividends paid by us will be treated as foreign source dividend income to U.S. Holders and will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Code.

Subject to certain limitations and restrictions, and subject to the discussion above regarding concerns expressed by the U.S. Treasury, a U.S. Holder will be entitled to a foreign tax credit against its U.S. federal income tax liability, or a deduction in computing its U.S. federal taxable income, for Argentine income taxes withheld by us. The limitation of foreign taxes eligible for credit is determined separately with respect to certain “passive” income such as dividend income.  Amounts paid on account of the Argentine tax on personal assets, if any, will not be eligible for credit against the U.S. Holder’s U.S. federal income tax liability. U.S. Holders should consult their tax advisers to determine whether and to what extent amounts paid on account of the Argentine tax on personal assets are deductible for U.S. federal income tax purposes. The rules relating to the calculation of foreign tax credits and the applicable limitations are complex. U.S. Holders should consult their advisors concerning the implications of the foreign tax credit rules in light of their particular circumstances.

Taxation of Capital Gains or Losses

Subject to the passive foreign investment company rules discussed below, upon a sale or other taxable disposition of Class B shares or ADSs, a U.S. Holder will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount realized on the sale or other taxable disposition and the U.S. Holder’s adjusted tax basis in the Class B shares or ADSs. Such gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period in the Class B shares or ADSs exceeds one year at the time of the sale or other taxable disposition. Certain U.S. Holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. The deductibility of capital losses is subject to limitations under the Code. Gain or loss derived from the sale or other disposition of our Class B shares or ADSs generally will be treated as U.S. source gain or loss for foreign tax credit purposes.

Passive Foreign Investment Company Rules

We believe that we were not a “passive foreign investment company, (“PFIC”) for U.S. federal income tax purposes for our taxable year 2007, and do not expect to become a PFIC in the foreseeable future. However, because the determination of whether the Class B shares or ADSs constitute shares of a PFIC will be based upon the composition of our income and assets and the fair market value of our assets (including entities in which we hold at least a 25% interest), from time to time, there can be no assurance that the Class B shares or ADSs will not be considered shares of a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a U.S. Holder held a Class B share or ADS,  certain adverse consequences could apply for the U.S. Holder, including the imposition of higher amounts of tax than would otherwise apply to a U.S. Holder and additional tax form filing requirements. U.S. Holders are urged to consult their tax advisor regarding the consequences to them if we were considered to be a PFIC, as well as the availability and advisability of making an election to mitigate the adverse United States federal income tax consequences of PFIC status should we be classified as a PFIC for any taxable year.

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

U.S. HOLDERS AND PROSPECTIVE PURCHASERS OF OUR CLASS B SHARES OR ADSs SHOULD CONSULT THEIR TAX ADVISORS AS TO THE ARGENTINE, U.S. FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR CLASS B SHARES OR ADSs BASED UPON THEIR PARTICULAR CIRCUMSTANCES.

Argentine Taxation

The following summary of certain Argentine tax matters is based upon the tax laws of Argentina, and regulations thereunder, in effect as of the date of this Annual Report, and is subject to any change in Argentine laws and regulations which may come into effect after such date.

Taxation of Dividends

Dividends of cash, property or capital stock related to the Class B Shares or ADSs are currently exempt as a general rule from Argentine withholding tax or income tax. However, under Tax Law No. 25,063, a tax is applicable to the amount of dividends distributed in excess of a company’s “net taxable income” accumulated at the end of the fiscal year immediately preceding the date of the distribution of such dividends. The applicable withholding tax rate is 35% unless the shareholder is resident in a country which has signed a tax treaty with Argentina. This applicable withholding rate applied to dividends in 2007.

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

Tax on Personal Assets (Individuals)

Law No. 25,585, dated May 15, 2002, establishes that tax on personal assets, including shares issued by companies incorporated in Argentina, owned by individuals or undivided estates resident in Argentina or abroad shall be collected annually by the Argentine company at the 0.5% rate. The Company may withhold amounts from distributions to holders with respect to personal property tax when applicable.

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

As of December 31, 2005, 2006 and 2007, our  total bank and financial debt in foreign currency was the equivalent of U.S.$833 million, U.S.$737 million and U.S.$535 million, respectively. The impact of foreign exchange rates during 2007, 2006 and 2005 on our net monetary position in foreign currency, net of our exposure to inflation, amounted to a loss of Ps.67 million, a loss of Ps.36 million, and a gain of Ps.8 million, respectively. As of December 31, 2007, current assets in foreign currency were lower than our current liabilities in foreign currency by the equivalent of Ps.253 million. See Item 3: “Key Information—Selected Financial Data—Presentation of Figures in Constant Argentine Pesos.” During 2007 we repaid U.S.$189.70 million of negotiable obligations that came due in 2007. This payment was made with internally-generated funds.  Additionally, the fair value of our net debt in terms of U.S. dollars as of December 31, 2007 decreased by 28% compared to the fair value as of December 31, 2006, mainly due to the payments made during 2007 and the increase in the implicit market rates we use to discount our debt.

Set forth below is tabular information presented in our reporting currency, Argentine pesos, with respect to our net debt defined as Debt Obligations and the other instruments less Financial Assets (time deposits). The table reflects principal and related exchange rates, broken out between floating rate and fixed rate debts.

SENSITIVITY TO INTEREST RATES AND EXCHANGE RATES – NET DEBT (December 31, 2007)

	MATURITY DATES (in millions of pesos)(1)(2)								FAIR VALUE(3)
	2008		2009	2010	2011	2012	Subsequent	TOTAL	Underlying Debt	Associated Derivatives	TOTAL	Book Value
EUROPE	10		9	9	9	9	14	61	50		50	61
EURO	10		9	9	9	9	14	61	50		50	61
Fixed Rate	10		9	9	9	9	14	61	50	―	50	61
Average Interest Rate (%)	1.75		1.75	1.75	1.75	1.75	1.75
AMERICA	294		35	702	438		―	1,469	1,438	121	1,559	1,469
ARS	(53)		―	―	―	―	―	(53)	(53)	1	(52)	(53)
Fixed Rate	(53	)(7)	―	―	―	―	―	(53)	(53)	1	(52)	(53	)(7)
Average Interest Rate (%)(4)	9,71
U.S.$	347		35	702	438		―	1,522	1,491	120	1,611	1,522	(8)
Fixed Rate	304	(9)	―	670	424	―	―	1,398	1,487	―	1,487	1,398	(9)
Average Interest Rate (%)(5)	8,56		―	9.13	8.85
Floating Rate	4		―	―	―	―	―	4	4		4	4
Average Spread (%)(6)	2.15			―	―	―	―
Swap JPY	39		35	32	14	―	―	120	―	120	120	120	(10)
ASIA	(2)		(1)	0	0	―	―	(3)	116	(105)	10	(3)
JPY	(2)		(1)	0	0	―	―	(3)	116	(105)	10	(3)
Fixed Rate	29		29	29	14	―	―	101	116	―	116	102
Average Interest Rate (%)	2.30		2.30	2.30	2.30
Swap JPY	(31)		(30)	(29)	(14)			(105)	―	(105)	(105)	(105	)(10)
TOTAL	302		43	711	447	9	14	1,527	1,604	16	1,620	1,527

(1)	Exchange rate as of December 31, 2007: Ps.3.151 = U.S.$1.00.

(2)	Total may not sum due to rounding.

(3)	We calculate the fair value as follows:

(a)	Peso debt: we calculated the fair value considering the LEBAC (Letras del Banco Central) yield curve as of December 31, 2007.

(b)	U.S. dollar Bonds: the bonds are valued at market price as of December 31, 2007.

(c)	Other dollar financial debt: we calculated the fair value considering the yield curve implicit from the yield to maturity of our bonds due in 2008, 2010 and 2011.

The market values indicated may not be indicative of a trend or of values in the mid-term future.

(4)	It is the interest rate of the peso denominated financial assets.

(5)	It is the net average interest rate.

(6)	It is the weighted average interest rate of the outstanding debt as of each date excluding six month U.S. Dollar LIBOR as of December 31, 2007 (5.39%).

(7)	Net of Ps.93 million in the balances of bank deposits and mutual fund accounts.

(8)	Excludes Ps.31 million of accrued interest included in bank and financial payables in the Annual Financial Statements.

(9)	Net of Ps.92 million of bank time deposits and treasury bills.

(10)	The net book value of Ps.15 million is included in Other payables in the Annual Financial Statements.

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

See Item 3: “Key Information—Selected Financial Data—Exchange Rate Information” and Item 4: “Information on the Company—Rates.”

We  use swap contracts to manage our exposure to exchange rate fluctuations between currencies other than the U.S. dollar. We do not hold derivative financial instruments for trading or other speculative purposes. As discussed below, a swap arrangement hedged the related exposure to yen/U.S. dollar exchange rate fluctuations associated with our incurrence of long-term, yen-denominated debt and another swap hedged the net exposure to euro/U.S. dollar exchange rate fluctuations associated with the net position of assets and liabilities in euros, including the balance of loan and trade receivables. The euro/U.S. dollar swap matured  in November 2007.

In September 1999, we entered into a foreign currency swap agreements with Citibank N.A. to hedge the risk of fluctuations in the yen/U.S. dollar exchange rate in connection with the loan granted by the Export-Import Bank of Japan (currently the Japan Bank for International Cooperation), which had a balance of 3.630 billion Japanese yen as of December 31, 2007. The loan matures in February 2011 and accrues interest at a rate of 2.3% per annum. The swap agreement provides a fixed exchange rate of 104.25 yen per U.S. dollar. The interest rate to be paid to Citibank N.A. under the swap agreement during the validity of the loan for the U.S. dollars received is 7.98% per annum. As of December 31, 2007, the amount of the related liability, taking into account the effect of the swap and the additional interest accrued, was U.S.$37 million.

The swap agreement with Citibank establishes typical provisions for this type of transactions, including the acceleration of payment upon the failure to pay financial debts for amounts in excess of 2% of our shareholders’ equity.

During 2007 we used foreign currency forward agreements, to hedge exchange rate exposure of our U.S. dollar denominated financial indebtedness. As of December 31, 2007, we had entered into foreign currency forward agreements with local banks, offsetting at maturity, for a total of U.S. $ 80 million. The majority of these agreements mature in April 2008. The average exchange rate agreed upon for these transactions was Ps. 3.2089 per U.S. dollar. These agreements are used to cover short-term U.S. dollar denominated commitments mainly related to the principal of our negotiable obligations. As of December 31, 2007, the hedge relationships were deemed to be effective (see note 2.2.i to our Annual Financial Statements).

We also had the equivalent of approximately Ps.199 million, as of December 31, 2007, of trade and other payables denominated in foreign currencies, of which approximately Ps.179 million are U.S. dollar-denominated, as well as approximately Ps.405 million in foreign-currency receivables, investments and bank deposits.

Our results of operations are susceptible to changes in the peso/U.S. dollar exchange rate because our primary assets and revenues are denominated in pesos while substantially all of our liabilities are denominated in dollars. We estimate, based on the current composition of our balance sheet and the fact that our revenues have been pesified and frozen, that for every variation in the exchange rate of Ps.0.10 (plus or minus) against the peso results in a variation, plus or minus, of approximately Ps.69 million in our results considering our foreign currency exposure as of December 31, 2007.

Interest Rate Sensitivity. We make interest payments under such debt instruments periodically during the term of debt through maturity. The table shown above does not reflect any prepayment or refinancing of indebtedness that may occur from time to time. Weighted average variable rates in the table are based on LIBOR as of December 31, 2007 (5.39%).  As of December 31, 2007, approximately 98% of our financial debt obligations had terms that provide for fixed interest rates. Debt obligations with variable interest rates are based on LIBOR plus specified margins.

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

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

Amendment to Certain Provisions of the Notes

In connection with the exchange offers, we solicited proxies to amend our notes. On July 22, 2003, a bondholder meeting was held in order to amend the terms and conditions of our 9.125% notes due 2008. In such meeting substantially all of the covenants and events of default, as well as certain reporting requirements, were eliminated. The covenants and events of default that were deleted include the following:

•	the limitation on mergers;

•	the limitation on encumbrances;

•	the limitation on sale and leaseback transactions;

•	the requirement to maintain our corporate existence and properties;

•	the requirement that we maintain adequate insurance;

•	the requirement that we maintain adequate books and records;

•	the requirement that we comply with all applicable laws and material agreements;

•	the requirement that we comply with the reporting requirements of the Exchange Act; and

•
all events of default, including the cross-default provisions, except the event of default triggered by our failure to make a scheduled principal or interest payment on the notes, or pay any additional amounts due on such dates.

E.  Use of Proceeds

Not applicable.

ITEM 15.  CONTROLS AND PROCEDURES.

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures

Our Chief Executive Officer and our Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Form 20-F, have concluded that, as of such date, our disclosure controls and procedures were effective.

(b) Management s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a 15(e) under the Securities Exchange Act of 1934. Our internal control system is designed to provide reasonable assurance as to the reliability of the published financial statements under generally accepted accounting principles.

Our management assessed the effectiveness of internal control over financial reporting as of December 31, 2007. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the

Treadway Commission (COSO) in Internal Control Integrated Framework. Based on its assessment and those criteria, our management believes that, as of December 31, 2007, our internal control over financial reporting is effective.

(c) Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.  [RESERVED].

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT.

Our Board of Directors has determined that Mr. Guillermo Harteneck, member of our Audit and Control Committee, meets the requirements of an “audit committee financial expert”, as defined by the SEC. Mr. Harteneck is an independent director.

ITEM 16B.  CODE OF ETHICS.

We have adopted the Rules of Conduct for the Financial and Accounting Departments of the Telefónica Group in Argentina, which are incorporated by reference to our annual report on Form 20-F for the fiscal year ended 2004. The Rules of Conduct apply to the presidents and general managers (where applicable) of Telefónica Argentina and of each of the corporations that form part of the Telefónica Group in Argentina, and to certain other management personnel, including Corporate Directors, Department Directors and Managers and persons holding similar office. These rules of conduct can be found in: http://www.telefonica.com.ar/corporativo/investor/codigoetica.asp

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The chart below sets forth the fees for services performed by Ernst & Young related to fiscal years 2007 and 2006, and breaks down these amounts by category of service in millions of pesos in historical amounts:

Total Fees
	Fiscal Year Ended 2007	Fiscal Year Ended 2006
Audit Fees*	Ps. 1.77	Ps.1.66
Audit-Related Fees	Ps. 0.39	Ps.1.51
Tax Fees**	Ps.―	Ps.―
All Other Fees	Ps.―	Ps.0.03
Total	Ps. 2.16	Ps.3.20

(*)	Fees for audit of financial statements included in our Form 20-F for the corresponding year.

(**)	Ernst & Young did not provide tax services to us.

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

Audit-Related Fees

Audit-related fees in 2007, 2006 and 2005 include fees related to services not required by any statute or regulation concerning financial accounting and reporting standards.

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

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

None.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None.

PART III

ITEM 17.  FINANCIAL STATEMENTS.

The registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18.  FINANCIAL STATEMENTS.

ITEM 19.  EXHIBITS.

Exhibit No.	Description
1.1	English translation of the the corporate charter of Telefónica de Argentina S.A.*

1.2	English translation of the bylaws (Estatutos) of Telefónica de Argentina S.A., as amended. **

4.1	Management Contract, dated November 8, 1990, between Telefónica de Argentina S.A. and Telefónica de España S.A., together with an English summary thereof.***

4.2
System Operation and Maintenance Outsourcing Master Agreement dated June 26, 2000 by and between IBM Argentina S.A., Telefónica de Argentina S.A., Telefónica Comunicaciones Personales S.A., Telinver, Telefónica Data Argentina, and Telecomunicaciones y Sistemas.****

4.3	Preliminary Spin-off and Merger Agreement by and among Telefónica de Argentina S.A., Telefónica Data Argentina and Telefónica Móviles S.A. (English Translation).*****

4.4	Telefónica S.A. Stock Option Agreement, dated June 26, 2001, between Telefónica S.A. and Telefónica de Argentina S.A. (English Translation).*

4.5	Agreement dated March 21, 2003 between IBM Argentina S.A., Telefónica de Argentina S.A. and others (English Translation).******

4.6	Extension of Management Contract, dated July 30, 2003. *******

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

4.9	Preliminary Spin-off and Merger Agreement by and among Telefónica de Argentina S.A., Telefónica Data Argentina and Telefónica Móviles S.A. (English Translation).*****

4.10	Telefónica S.A. Stock Option Agreement, dated June 26, 2001, between Telefónica S.A. and Telefónica de Argentina S.A. (English Translation).*

4.11	Agreement dated May 20, 2003 between TISA S.A. and Telefónica de Argentina S.A. (English Translation).********

4.12	Memorandum of Understanding 2006.*********

10.1	English translation summary of 2011 Contract and 2007 Extension, each dated September 26, 2006, between Telefónica de Argentina S.A. and IBM de Argentina S.A.**

10.2	English translation summary of Share Purchase Agreement between Telefónica de Argentina S.A. and DATACORP S.A.**

10.3	English translation of Second Amendment to Share Purchase Agreement between Telefónica de

Exhibit No.	Description
Argentina S.A. and DATACORP S.A.

11.1	Rules of Conduct for the Financial and Accounting Departments of the Telefónica Group in Argentina (English Translation).**********

12.1	Section 302 Certification.

12.2	Section 302 Certification.

13.1	Section 906 Certification.

*	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended September 30, 2001.

**	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2006.

***	Incorporated by reference to our Registration Statement on Form F-1 filed with the SEC on October 28, 1993 (Registration No. 33-70982).

****	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended September 30, 2000.

*****	Incorporated by reference to Amendment No. 1 to our annual report on Form 20-F filed with the SEC on April 12, 2001 (Commission File No. 1-12796).

******	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2002.

*******	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003.

********	Incorporated by reference to our Registration Statement on Form F-4 filed with the SEC on May 2, 2003.

*********	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2005.

**********	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2004.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TELEFÓNICA DE ARGENTINA S.A.

By:	/s/ Sebastián Minoyetti
Name: Sebastián Minoyetti
Title: Director of Control Management and Resources

Dated April 21, 2008

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TELEFÓNICA DE ARGENTINA S.A.

By:	/s/ Eduardo Fernando Caride
Name: Eduardo Fernando Caride
Title: Chairman

Dated April 21, 2008

TELEFÓNICA DE ARGENTINA S.A.

TABLE OF CONTENTS OF THE ANNUAL FINANCIAL STATEMENTS

As of and for the fiscal years ended December 31, 2007, 2006 and 2005

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Telefónica de Argentina S.A.

1. We have audited the accompanying balance sheets of Telefónica de Argentina S.A. (the “Company” or “Telefónica”) as of December 31, 2007 and 2006, and the related statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007; all expressed in constant Argentine pesos (Note 2.1). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Telefónica as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with generally accepted accounting principles in the City of Buenos Aires, Argentina, which vary in certain significant respects from U.S. generally accepted accounting principles to the extent summarized in Note 18. to the accompanying financial statements.

Buenos Aires,

April 4, 2008

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.

ROSANA E. SERIO
Partner

TELEFONICA DE ARGENTINA S.A.
BALANCE SHEETS AS OF DECEMBER 31, 2007 AND 2006 (1)

(amounts stated in millions of Argentine pesos, restated as described in note 2.1.)

	December-07	December-06
ASSETS
CURRENT ASSETS
Cash (note 3.1.a)	15	23
Investments (notes 19.c) and 19.d)	410	271
Trade receivables (note 3.1.b)	590	450
Other receivables (note 3.1.c)	79	69
Inventories (note 3.1.d)	8	3
Other assets (note 3.1.e)	7	7

Total current assets	1,109	823

NONCURRENT ASSETS
Trade receivables (note 3.1.b)	-	1
Other receivables (note 3.1.c)	213	203
Fixed assets (note 19.a)	4,794	5,212
Intangible assets (note 19.b)	169	190
Total noncurrent assets	5,176	5,606

NET ASSETS FROM DISCONTINUED OPERATIONS (note 3.1.k)	5	-

Total assets	6,290	6,429

LIABILITIES
CURRENT LIABILITIES
Trade payables (note 3.1.f)	782	640
Bank and financial payables (note 3.1.g)	509	792
Payroll and social security taxes payable (note 3.1.h)	206	130
Taxes payable (note 3.1.i)	224	162
Other payables (note 3.1.j)	54	75
Reserves (note 19.e)	53	80

Total current liabilities	1,828	1,879

NONCURRENT LIABILITIES

Trade payables (note 3.1.f)	120	111
Bank and financial payables (note 3.1.g)	1,212	1,595
Payroll and social security taxes payable (note 3.1.h)	187	15
Taxes payable (note 3.1.i)	323	334
Other payables (note 3.1.j)	18	28
Reserves (note 19.e)	401	319

Total noncurrent liabilities	2,261	2,402

Total liabilities	4,089	4,281

NET LIABILITIES FROM DISCONTINUED OPERATIONS (note 3.1.k)	-	19

SHAREHOLDERS' EQUITY	2,201	2,129
Total liabilities and shareholders' equity	6,290	6,429

(1) See note 2.3.
The accompanying notes 1 to 19 are an integral part of these financial statements.

EDUARDO FERNANDO CARIDE
Chairman

TELEFONICA DE ARGENTINA S.A.

STATEMENTS OF OPERATIONS FOR THE FISCAL YEARS
ENDED DECEMBER 31, 2007, 2006 AND 2005 (1)

(amounts stated in millions of Argentine pesos,  except for  earnings per share ratio,  restated as described in note 2.1.)

INCOME / (LOSS) FROM CONTINUING OPERATIONS	December-07	December-06	December-05
REVENUES	4,186	3,846	3,464

COST OF SERVICES PROVIDED (note 3.1.l)	(2,116)	(2,153)	(1,980)

Gross profit	2,070	1,693	1,484

ADMINISTRATIVE EXPENSES (note 19.h)	(469)	(417)	(394)

SELLING EXPENSES (note 19.h)	(771)	(517)	(422)

OTHER EXPENSES, NET (note 19.h)	(417)	(119)	(64)

Subtotal	413	640	604

LOSS ON EQUITY INVESTMENTS	-	(1)	-

FINANCIAL INCOME AND HOLDING GAINS/(LOSSES) ON ASSETS (2)
Exchange differences	10	5	5
Interest and financial income	81	76	38
Holding gain/(loss) from government securities	-	8	(5)
Holding gain/(loss) from financial instruments	10	2	(1)

FINANCIAL INCOME/(EXPENSE) AND HOLDING (LOSSES) ON LIABILITIES (3)
Exchange differences	(77)	(41)	3
Interest and financial charges	(337)	(341)	(316)
Holding loss from financial instruments	(4)	(8)	(28)
Other	(6)	(9)	(11)

Net Income before income tax	90	331	289

INCOME TAX (Loss) / Gain (note 2.2.j)	(18)	(112)	375

Net Income for the fiscal year from continuing operations	72	219	664

INCOME / (LOSS) FROM DISCONTINUED OPERATIONS (4)
Loss on equity investments	-	-	(6)
Income from disposition, net of tax effects (5)	-	3	109

Net Income for the fiscal year from discontinued operations	-	3	103
			--------------

Net Income for the fiscal year	72	222	767

Earnings per share from continuing operations (6)	0.0103	0.0155	0.0380
Earnings per share from discontinued operations (6)	-	0.0002	0.0059

Earnings per share for the fiscal year (6)	0.0103	0.0157	0.0439

Earnings per ADS from continuing operations (6)	0.4124	1.2543	3.8029
Earnings per ADS from discontinued operations (6)	-	0.0172	0.5899

Earnings per ADS for the fiscal year (6)	0.4124	1.2715	4.3928

Weighted average number of shares (7)	6,984,200,296	14,131,046,354	17,460,500,740
Weighted average number of ADS (7)	174,605,007	174,605,007	174,605,007

(1)	See note 2.3.
(2)	Mainly related to current investments, trade receivables and other receivables.
(3)	Mainly related to trade, bank and financial, taxes and other payables and reserves.
(4)	See note 2.2.l).
(5)	In 2006 and 2005, includes 2 million and 7 million, respectively, corresponding to the tax effect resulting from the disposition.
(6)	Basic and diluted earnings per share and American Depositary Shares (“ADS”) are the same, as there are no outstanding options to purchase shares. Amounts stated in Argentine pesos (see note 2.2.m).
(7)
For calculation purposes, as of December 31, 2006 and 2005, the Company has given retroactive effect to the change in the face value of the Company’s shares resulting from the capital stock transaction described in note 6.

The accompanying notes 1 to 19 are an integral part of these financial statements.

EDUARDO FERNANDO CARIDE
Chairman

TELEFONICA DE ARGENTINA S.A.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(amounts stated in millions of Argentine pesos, restated as described in note 2.1.)

	CAPITAL STOCK (1)
	Nominal Value
ACCOUNT	Outstanding shares	Comprehensive adjustment to capital stock	Subtotal	Legal Reserve (1)	Reserve for Future dividends (1)	Retained earnings (Accumulated deficit) (1)	TOTAL

Balance as of December 31, 2004	1,746	2,135	3,881	416	1,626	(3,735)	2,188

Net income for the fiscal year ended December 31, 2005	-	-	-	-	-	767	767

Balance as of December 31, 2005	1,746	2,135	3,881	416	1,626	(2,968)	2,955

Appropriation of accumulated deficit as approved by the General Ordinary and Special Shareholders’ Meeting held on April 21, 2006 (see note 6.)	-	(926)	(926)	(416)	(1,626)	2,968	-

Voluntary capital stock reduction as approved by the General Special Shareholders’ Meeting held on September 7, 2006 (see note 6.)	(1,048)	-	(1,048)	-	-	-	(1,048)

Net income for the fiscal year ended December 31, 2006	-	-	-	-	-	222	222

Balance as of December 31, 2006	698	1,209	1,907	-	-	222	2,129

Appropriation of retained earnings as approved by the General Ordinary and Special Shareholders’ Meeting held on April 24, 2007 (see note 6.)	-	-	-	11	211	(222)	-

Net income for the fiscal year ended December 31, 2007	-	-	-	-	-	72	72

Balance as of December 31, 2007	698	1,209	1,907	11	211	72	2,201

(1) See note 6.

The accompanying notes 1 to 19 are an integral part of these financial statements.

EDUARDO FERNANDO CARIDE
Chairman

TELEFONICA DE ARGENTINA S.A.

STATEMENTS OF CASH FLOWS (1)

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005 (10)(11)

(amounts stated in millions of Argentine pesos, restated as described in note 2.1.)

	December-07	December-06	December-05
Cash and cash equivalents at end of year (2)	118	249	338
Cash and cash equivalents at beginning of year (2)	249	338	249

(Decrease) Increase in cash and cash equivalents	(131)	(89)	89

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
Net income for the fiscal year	72	222	767
Adjustments to reconcile net income/(loss) for the fiscal year to net cash provided by operating activities:
Income from discontinued operations (6)	-	(3)	(103)
Foreign exchange differences (3)	69	36	(5)
Fixed assets depreciation	984	989	996
Material consumption	56	51	44
Intangible assets amortization	84	75	69
Cost of services provided	11	13	16
Holding loss/(gain) from financial instruments	(6)	6	29
Holding (gain)/loss from government securities	-	(8)	5
Increase in allowance and accruals, net of reversals (4)	190	216	150
Income tax	18	112	(375)
Loss on equity investments	-	1	-
Net book value of fixed assets retired	5	3	-
Net book value of other assets retired	-	1	-
Gain from disposition of current investments (9)	-	-	(3)
Interest and financial charges, net	152	203	247

Changes in assets and liabilities:
Trade receivables	(214)	(115)	(191)
Other receivables	6	29	66
Current investments	(254)	-	(23)
Inventories	(16)	(13)	(13)
Trade payables	49	67	94
Payroll and social security taxes payable	248	43	8
Taxes payable	81	31	38
Other payables	(3)	2	(10)
Payment for discontinued operations (6) (7)	(24)	(11)	-
Collected interests	21	15	20
Contingencies payment	(87)	(59)	(36)
Payment of minimum presumed income tax	(35)	(37)	(38)

Cash flows provided by operating activities	1,407	1,869	1,752

Cash flows used in investing activities:
Fixed assets purchases (5)	(530)	(414)	(354)
Proceeds from disposition of Telinver S.A. (7)	-	210	-
Current investments	-	-	11
Increase in intangible assets	(63)	(80)	(87)

Cash flows used in investing activities	(593)	(284)	(430)

Cash flows used in financing activities:
Proceeds from loans	-	74	332
Repayments of loans	(723)	(469)	(1,260)
Interest paid	(216)	(241)	(305)
Payment of voluntary capital stock reduction (8)	(6)	(1,038)	-

Cash flows used in financing activities	(945)	(1,674)	(1,233)

(Decrease) Increase in cash and cash equivalents	(131)	(89)	89

(1)
Cash and cash equivalents with original maturities not exceeding three months are considered to be cash and cash equivalents which totaled: (i) 15 million and 103 million, respectively, as of December 31, 2007; (ii) 23 million and 226 million, respectively, as of December 31, 2006, (iii) 22 million and 316 million, respectively, as of December 31, 2005, and (iv) 14 million and 235 million, respectively, as of December 31, 2004.

(2)
In 2007, cash and cash equivalents at end of year do not include 307 million related to discount bond, Gross Domestic Product (“GDP”) related securities, negotiable obligations of Telefónica Móviles Argentina S.A. (“TMA S.A.”) and restricted assets, and at beginning of year do not include 45 million related to discount bond, GDP-related securities and PRO 13 bond. In 2006, cash and cash equivalents at beginning of year do not include 25 million related to discount bond and GDP-related securities. Cash and cash equivalents at beginning of 2005 and at the end of the year 2004 do not include 8 million related to the interest in Intelsat Ltd. transferred by the Company on January 28, 2005.

(3)	In 2007 and 2005 net of 2 million and 3 million, respectively, related to the exchange difference originated by cash and cash equivalents denominated in foreign currency.
(4)	In 2007 it does not include the increase of the allowance of deferred tax assets, and in 2005, it does not include increases/decreases of allowances of deferred tax assets and Patriotic Bond.
(5)	In 2007, 2006 and 2005 net of 97 million, 74 million and 32 million, respectively, financed by trade payables.
(6)
In 2007 and 2006, cash flows used in discontinued operations amount to 24 million and 11 million, respectively. In 2005, the discontinued operations did not generate cash flows for the Company. (See note 14.).

(7)	See note 14.
(8)	See note 6.
(9)	Included in “Other expenses, net” of the statement of operations.
(10)	See note 2.3.
(11)	Prepared consistently with International Accounting Standard No. 7.

The accompanying notes 1 to 19 are an integral part of these financial statements.

EDUARDO FERNANDO CARIDE
Chairman

TELEFONICA DE ARGENTINA S.A.

 NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2007, 2006 AND 2005

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

As mentioned in note 2.5., the Public Emergency and Foreign Exchange System Reform Law established the conversion into pesos of originally US dollar-denominated utility tariffs previously agreed upon in US dollars at the US$1.00 to AR$1.00 exchange rate and authorized the PEN to renegotiate agreements.

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

Since 2005, the evolution of the main macroeconomic variables since the economic crisis of years 2001-2002 showed positive signals such as growth of the economy, stabilization of the exchange rate and inflation. Therefore, in the opinion of the Company’s Management, there is greater certainty in the operating and economic environment due to, among other factors, a relative stabilization in the peso equivalent amounts of its foreign currency denominated debt, due to the financing already obtained and the gradual reduction of financial debt (see note 11.1).

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

Until March 31, 2002, the Company’s financial statements have been prepared recognizing the effects of changes in the purchasing power of money only through August 31, 1995, (maintaining the restatements recorded until that date), by the restatement of amounts to constant pesos, by means of the application of the restatement method in constant currency as set forth by the Argentine Federation of Professional Council in Economic Sciences (“FACPCE”) in effect as of that date. Effective September 1, 1995, for Argentine GAAP purposes, and considering the economic stability conditions at that moment, and according to the requirements of the National Securities Commission (“CNV”), the Company discontinued application of the restatement method. This accounting criterion was accepted by Argentine GAAP until December 31, 2001.

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

However, the CPCECABA discontinued the application of the method that required restatement into constant currency as from October 2003. In accordance with the above-mentioned, the financial statements of the Company as of and for the fiscal years ended December 31, 2007, 2006 and 2005 have been prepared recognizing the effects of variations in the purchasing power of the Argentine peso until February 28, 2003 (restated according to changes in the Argentine wholesale price index published by the Argentine Institute of Statistics and Census (“INDEC”)) in compliance with the regulations issued by the PEN and the CNV (the accumulated effect on that index between January 1, 2003 and September 30, 2003 was a 1.4% decrease). The effect on the Company’s shareholders’ equity as of December 31, 2007, 2006 and 2005 and on results for the fiscal years then ended of not restating figures until September 30, 2003 is not significant.

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

Amounts in foreign currency: stated at the exchange rate applicable to its settlement in effect at the end of each fiscal year, in accordance with the Company’s intended use, plus, if applicable, accrued financial income (expense) as of those dates.

b) Investments:

Mutual funds: stated at their net realization value. Foreign-currency denominated amounts were valued at the foreign exchange rate applicable to their settlement in effect as of fiscal year-end, in accordance with the Company’s intended use.

Government securities and Negotiable Obligations: in accordance with the Company’s intended use, they were stated at their net realization value as of each fiscal year-end. Foreign-currency denominated amounts were valued at the foreign exchange rate applicable to their settlement in effect as of each fiscal year-end, in accordance with the Company’s intended use.

The investment in E-Commerce Latina S.A. as of December 31, 2006 has been stated at its estimated recoverable value. On January 17, 2007, the Company sold its equity interest in E-Commerce Latina S.A. (see note 5.).

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

Debt refinancing costs incurred in connection with the issuance of negotiable obligations have been restated as described in note 2.1., are amortized by the straight-line method as from the issuance date to the maturity of such negotiable obligations and are disclosed net of the related financial payables.

Trade receivables: includes services provided and settlements with foreign carriers, both billed and accrued and unbilled as of the end of each fiscal year, the latter being determined based upon information about actual consumption, subsequent billings and estimates using real historical data.

Trade receivables are disclosed net of the allowance for doubtful accounts, which has been assessed based on historical data and the estimated trend of collections. The Company includes as a receivable the portion accrued as of each fiscal year-end of the surcharge for late payment included in the invoices for payments until the “second due-date” of the invoice.  For amounts that are past-due after the second due-date provided in the original invoice, the interest for late payment is recorded in the cases in which the Company estimates that it will be recovered.

Services received from IBM (IBM Argentina S.A.): since baseline services committed to be rendered by IBM over the term of the different contracts will be received by the Company in uniform quantities over their term, the baseline service total original cost is accrued based on the straight line method over the term of the service. The balance included in “Other payables” as of December 31, 2007 and 2006 includes (see note 8.1.):

a) The balance of the decreasing monthly installments paid to IBM as of each fiscal year-end less the cost accrued on the straight-line method basis over the term of the agreements as of each of those dates. Service costs renegotiations as agreed upon between the parties are accrued and recorded in the Company’s statement of operations on the fiscal year in which the services affected by such renegotiations were accrued.

b) Deferred results: due to the interdependence of the terms of the original agreement for outsourcing of the service and sale to IBM of the related equipment, and the repurchase obligation assumed, the Company did not recognize any gain from the sale of the assets as of the transfer date, or a loss for the difference between the repurchase obligation and the market value of the assets to be repurchased and, so, the net result of the initial agreement has been deferred and amortized ratably over the term of the service of the mentioned agreement as an adjustment to the cost accrued for the services mentioned in a). In addition, the loss resulting from the difference between the repurchase obligation and the market value of the assets to be repurchased in connection to the renegotiations described in note 8.1 has been deferred and amortized ratably over the term of the new agreements as part of the cost accrued for the services therein included.

The rights of use links have been valued at acquisition cost restated as indicated in note 2.1. and are accrued by the straight-line method over 15 years, the term of the rights.

Universal Service contribution (see note 13.): the Company calculates the charge for the Universal Service contribution, consisting in 1% of revenues from telecommunications services, net of automatic deductions provided by the related regulation and rules of the National Communications Commission (“CNC”), and in accordance with the Company’s estimates of the amounts payable within each fiscal year, based on current regulations. If resulting, from the calculation above mentioned, in a balance payable to the Universal Service fund, such net amount is booked as a reserve. On the other hand, all deductions and subsidies that must first be pre-approved by the regulatory entity will be booked by the Company as receivable in the fiscal year in which they will be collected from such entity. As of the date of issuance of these financial statements, the Regulatory Authority has been regulating certain aspects of Universal Service contribution.

Pre-retirement agreements and early retirement plans: the Company values its obligation in relation to these plans at the present value of the payments agreed, until the maturity of those plans. In addition, with respect to the pre-retirement plan implemented during fiscal year 2007, the Company values its implicit obligation considering the costs directly arising from the financial conditions of the plan and the estimation of the number of employees that the Company considers will probably accept the plan. Any difference arising from original estimation will be recognized in the fiscal year in which it occurs. See note 16.

Performance Share Plan (PSA): this plan is valued on the basis of the fair value of the securities to be delivered calculated on the date on which the rights are granted. Such cost is accrued on a straight-line basis during the fiscal year in which the services are rendered by the Executives. The fair value applied amounts to Euro 6.4 and Euro 7.7 per share for the first and second cycle, respectively. These amounts are the best benchmark of the fair value of the rights delivered to executives, since they correspond to an actual market transaction. See note 16.

Social Security Plan for Executives (PSD): the liability resulting from the social security plan for Executives is valued based on the amounts that the Company agreed to contribute as of each fiscal year-end. Such cost is accrued during the fiscal year in which the benefit is granted and the services are rendered by the Executives. All changes are recognized in the fiscal year in which they are approved.

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

 f) Fixed assets:

The fixed assets have been valued at cost restated as described in note 2.1. and depreciated by the straight-line method over their remaining useful lives. When the construction of works in progress extends over a substantial period of time, its value includes the cost net of the effect of inflation, if applicable, of financing by third parties related to the investment during the construction period until such time as the asset is ready to be used for a productive purpose. During the fiscal years ended December 31, 2006 and 2005, interest in work in process was capitalized for 9 million and 11 million, respectively. As of December 31, 2007, 2006 and 2005, the residual value of cumulative capitalized interest on fixed assets is 318 million, 384 million and 444 million, respectively.

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

IT applications and information systems were valued at cost restated as described in note 2.1., if applicable, depreciated by the straight-line method over their remaining useful lives.

Intangible assets carrying value as of December 31, 2007 does not exceed its recoverable value.

h) Reserves:

During the normal course of business, Telefónica is subject to several labor, commercial, tax and regulatory claims. While these actions are being contested, the outcome of such individual matters is not predictable with certainty. Charges have been recorded for contingencies where it is probable that the Company will incur a loss. The amount of loss, including accrued litigation fees at the end of the fiscal year, is based on management’s assessment of the likelihood of occurrence taking into account legal counsel’s opinion regarding the matter. As of December 31, 2007, the amount booked for reserves is 454 million (see note 10.).

i) Financial instruments:

The Company uses currency swaps which, in the context of Convertibility Law between the U.S. dollar and the Argentine peso, were intended to eliminate the variability in the cash flows of its debts denominated in yen and in euros and that currently reduce such variability in relation to the variations in the exchange rate between the yen/euro and the U.S. dollar so that, the Company has ensured a fixed exchange rate between the yen/euro and the U.S. dollar for these obligations paying a fixed percentage for the coverage. As of December 31, 2007 and 2006, the hedge relationships were deemed to be ineffective because of the devaluation of the peso and the freezing of the Company’s tariffs. As of December 31, 2007 the euros swap agreement was cancelled.

In addition, the Company uses currency forward agreements in order to eliminate variability in the cash flows of its indebtedness in U.S. dollars in relation to the Argentine peso. The Company valued its hedged obligations at the prevailing exchange rate and separately recognized the financial instruments at their estimated market value. As of December 31, 2007 the hedge relationships were deemed to be effective.

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

In August 2005, the CPCECABA approved Resolution CD No. 93/2005, whereby it introduced a series of changes on its professional accounting standards, among others the option to recognize as a temporary difference, the difference between the adjusted for inflation book value of fixed assets (and other non-monetary assets) and their taxable basis. On December 29, 2005, and January 26, 2006, the CNV approved General Resolutions No. 485/05 and 487/06, whereby it approved, with a few amendments, the abovementioned CPCECABA resolution.

The Company has adopted the option to recognize the difference between the adjusted for inflation book value of fixed assets (and other non-monetary assets) and their taxable basis as a temporary difference for deferred tax purposes. As of December 31, 2007 and 2006, the resulting deferred tax liabilities amount to 641 million and 785 million, respectively.

The Company’s Management evaluates the recoverability of deferred tax assets based on estimates. Ultimately, the recoverability of deferred tax assets depends upon the Company’s ability to generate enough taxable income during the periods in which these temporary differences are expected to be deductible.

Considering their estimates, the Company’s Management takes into account the reversal time period of deferred tax liabilities, projected taxable income and tax planning strategies. This assessment is based on a series of internal forecasts updated to reflect current trends. In accordance with accounting principles in force, the Company must recognize deferred tax assets when future deductibility is likely. As of December 31, 2007 and 2006, based on the information and projections available as of those dates and considering the reversal of deferred tax assets and liabilities and the variables affecting future taxable income, including the renegotiation of the Argentine debt, the stability and foreseeability of the foreign exchange rate, the inflation for the coming years, and the reduction in foreign currency debt, the Company estimates that the deferred tax assets will probably be recovered, except for the 5 million specific tax loss carryforward balance (at the statutory income tax rate) (see note 2.5.).

As of December 31, 2006 the Company carried a tax loss carryforward balance of approximately 788 million (276 million at a 35% tax rate) which was applied to offset income tax charges of current year.

The following table presents the components of the Company’s deferred tax balances:

	December 31, 2007	December 31, 2006
Deferred tax assets

Income tax on tax loss carryforwards	-	276
Income tax on specific tax loss carryforwards resulting from the disposal of shares	5 (1)	-
Allowance for doubtful accounts	56	46
Accrual for reserves and other non-deductible allowances and accruals	370	258
Other	11	12
	442	592
Allowance for specific tax loss carryforwards	(5)	-

Subtotal	437	592

Deferred tax liabilities

Other receivables	(2)	(3)
Fixed and intangible assets	(743)	(909)
Dismissal accrual for tax purposes	(13)	(13)
Other liabilities	(2)	(1)

Subtotal	(760)	(926)
Total deferred tax liabilities, net	(323)	(334)

(1) Relates to 15 million of specific tax loss carryforward maturing in 2012.

The following is the reconciliation of the income tax amount resulting from the application of the related tax rate on net income before tax and the amount charged to the statement of operations for the fiscal years ended December 31, 2007, 2006 and 2005:

	December 31, 2007	December 31, 2006	December 31, 2005
Net income before tax at statutory income tax rate	32	116	101

Permanent differences:

Net non-taxable results	(14)	(4)	(3)
Reversal of allowance for deferred tax assets	-	-	(474)
Others	-	-	1
Total	18	112	(375)

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

As of December 31, 2007, the Company maintains 192 million as minimum presumed income tax capitalized, which were disclosed as “Other non current receivables”, on the basis of the Company’s tax projections (see note 2.3.). These balances might be computed as a prepayment in accordance with the description provided in the previous paragraph and based on the following detail:

Maturity year	Amounts in million of pesos

2012	47
2013	40
2014	35
2015	36
2016	32
2017	2
192

k) Shareholders' equity accounts:

Shareholders' equity accounts have been restated, if applicable, as described in note 2.1. except for “Capital stock – Nominal value – Outstanding shares”, which is stated at its original amount. The adjustment required to restate this account in constant Argentine pesos (see note 2.1.) is included in the “Comprehensive adjustment to capital stock”.

l) Revenue recognition:

-     Revenues and expenses are charged to income on an accrual basis. The Company recognizes income from fixed telephony services (local and long-distance and access to the network, among others) based on the use of the network. Charges from the installation of new telephone lines are recorded as income in the term related to the estimated remaining average life of the relation with the customer and the costs associated to these charges are recorded as expense in the term related to the estimated useful life of the related fixed assets.

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

-     As of each fiscal year-end, the Company had agreements with the following resellers or distributors:

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

ii)
Distribution of prepaid cards: The Company sells prepaid cards to resellers. From the sale of prepaid cards, the Company charges the face value thereof less a wholesale discount of face value depending on the volume and product. The Company recognizes revenue and costs directly associated to prepaid cards based on the usage of the network.

iii)
Third parties operating public phones: The operator of the public phone charges its customers for each call based on usage units. The price per unit is set by the Company and the operator receives an average variable compensation. The Company also charges the operator installation fees and monthly basic charges for its lines in service.

iv)
Foreign (non-Argentine) telecommunications carriers and administrations (“foreign carriers”) for calls carried by the Company covering virtually all international long-distance calls into or out of Argentina. The agreements govern the payments to foreign carriers for the use of such carriers’ facilities in connecting international calls billed in Argentina and the payments by the foreign carriers for the use of facilities of Argentine carriers in connecting international calls billed abroad. The rates of payment under such agreements are negotiated with each foreign carrier. The practice among carriers is for payments due for the use of overseas networks to be recorded, collected and forwarded by the carriers in the country from which the call is initiated. Settlements among carriers are usually made on a net basis (see note 2.3).

-     Recognition of Telinver S.A. sale: the Company assessed income as of December 31, 2005 related to the sale of its interest in Telinver S.A. of approximately 109 million, considering the value of its interest in Telinver S.A. as of October 31, 2005, other costs related to the transaction, as well as the guarantee granted to Telefónica Publicidad e Información S.A. (“TPI”) and to Telefónica Publicidad e Información Internacional S.A. (“TPII”), which make up the TPI group (“TPI Group”) and Telinver S.A. (see note 14.). In relation to this guarantee, the Company has deferred booking the income from the sale in the amount of 11 million as of December 31, 2007 (see note 3.1.k) until the uncertainty related thereto is resolved, so that it will be probable that the Company receives the economic benefits associated to the disposal for that amount (see note 14.).

-     The charges for the consumption and amortization of non-monetary assets (materials, fixed assets and intangible assets) have been stated based on the inflation adjusted amounts of such assets (see note 2.1.).

-     Financial income/(expense) and holding gains/(losses) include: a) financial income and expenses restated, if applicable, as described in note 2.1., b) exchange differences generated by assets and liabilities in foreign currency, and c) holding gains and losses from government securities and financial instruments.

m) Net earnings per share and per ADS:

The Company calculated the net earnings per share and per ADS on the basis of the common outstanding shares of 6,984,200,296 as of December 31, 2007 and on the basis of the weighted average of the common outstanding shares (net of the common treasury shares) of 14,131,046,354 as of December 31, 2006, and 17,460,500,740 as of December 31, 2005, considering the redemption of outstanding shares carried out as a result of the voluntary capital stock reduction and computing retroactively the effect of the change in the face value of the shares (see note 6.), according to Technical Resolution (“TR”) No. 18. and taking into account that one ADS is equal to forty shares after the capital stock reduction and face value change, and ten shares before such transaction took place. As of December 31, 2006 and 2005, the Company has calculated net earnings per share and per ADS related to continuing and discontinued operations.

2.3.	Changes in disclosure and valuation criteria

Since January 2007, the Company has analyzed the trends in the international capital markets, which are requiring the application of only one set of accounting standards to prepare financial statements. Consequently, in the framework of the professional accounting standards applicable in Argentina approved by the CNV, and in order to provide more transparency and comparability to the financial information presented with respect to other companies around the world and to

Telefónica Group, as from March 31, 2007, the Company has made some changes to certain criteria applied in the preparation of its financial statements as of such date and in those presented for comparative purposes, as regards the disclosure methods explained in subparagraphs a) through d) below. Those changes in criteria have been analyzed taking into consideration Argentine GAAP and International Financial Reporting Standards (“IFRS”). The main effects of such changes relate to:

a) the amounts incurred on IT applications that are not an integral part of the related physical asset are disclosed as intangible assets,

b) the amounts paid to foreign carriers for the termination in their networks of outgoing calls from the Company’s network, in connection to revenues obtained from international outgoing traffic charged to the final user, are disclosed as operating expenses,

c) the expenses related to the issuance of negotiable obligations are disclosed net of the respective financial payables,

d) the rights of use links paid in advance are disclosed as Other receivables, and

e) the receivable arising from the minimum presumed income tax paid by the Company is valued at nominal value.

The Company has given effect to above-mentioned changes in the accompanying financial statements. The impact of such effects in the financial statements as of December 31, 2007, 2006 and 2005, is as follows:

	December 31, 2007	December 31, 2006	December 31, 2005
Balance sheet – Debit (Credit)
Other current receivables	3	3	3
Other noncurrent receivables	27	19	22
Fixed assets	(166)	(185)	(172)
Intangible assets	143	155	133
Bank and financial current payables	1	1	2
Bank and financial noncurrent payables	5	7	12
Noncurrent taxes payable	(5)	-	-

	December 31, 2007	December 31, 2006	December 31, 2005
Statements of operations – Gain (Loss)
Net revenues	126	99	97
Cost of services provided	(126)	(99)	(97)
Financial income and holding gains on assets:
Interest and financial income	13	-	-
Financial expense and holding losses on liabilities:
Interest and financial charges	(3)	(6)	(8)
Other	3	6	8
Net income before income tax	13	-	-
Net income for the fiscal year	8	-	-

The final effects of these changes over the financial statements for the fiscal years ended December 31, 2006 and 2005, consisted of reclassifications which are not significant.

2.4.	Officially stamped books

As from July 1, 2007, the Company has introduced certain modifications in its digitized booking system. As of the date of issuance of these financial statements, the Company submitted the required information to the CNV to request the related approval for using the above mentioned digitized booking system, in which the Company's transactions have been recorded for the period July 1, 2007, through December 31, 2007. CNV approval has not yet been obtained.

2.5.	Public Emergency Law– rules and regulations currently in force

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

Among other aspects, the Memorandum of Understanding 2006 discusses the following main issues:

1)	Investments: the Company will continue making investments for the technological upgrade and development of its network and new services.
2)	Service and long-term targets (see note 7.).
3)	Contractual compliance (see note 7.).
4)	Regulatory framework (see notes 9.1. and 13.).
5)	Stay of actions and subsequent waiver of rights and withdrawal of actions (see notes 7. and 9.1.).
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

The Memorandum of Understanding 2006 was submitted to a Public Hearing in order to promote the involvement of users and the community at large so that its terms and conditions will be based on a consensus to move forward with the execution of the Protocol of Renegotiation. The public hearing was celebrated on April 28, 2006 in the city of Mar del Plata, Argentina. Additionally, the Memorandum of Understanding 2006 shall be subject to any further approvals required by currently applicable rules and regulations; and

b)    an extension of the National Public Emergency situation until December 31, 2008.

2.6.	Consolidated financial statements – Discontinued operations

Until September 30, 2005, the Company filed consolidated financial statements with its subsidiary Telinver S.A. As from December 31, 2005, and as a consequence of the disposition of the Company's equity interest in Telinver S.A. described in note 14., the Company no longer files consolidated financial statements. As a result of the above-mentioned sale, the balances and results related to the equity interest in Telinver S.A. and its disposal are disclosed as of each fiscal year-end under the “Net assets/liabilities from discontinued operations” and “Income/(loss) from discontinued operations” accounts, respectively (see note 14.).

2.7.	Concentration of operations and credit risk

In the Company’s Management opinion, Telefónica does not have a significant credit risk concentration. The Company analyzes potentially doubtful accounts and records the related allowance. The maximum credit risk involved does not differ significantly from the accounts receivables amount reflected in the balance sheet.

2.8.	Risk Management

Because of the Company’s ordinary operations and due to the indebtedness incurred to finance such operations, the Company is exposed to several financial market risks. The main financial risks affecting the Company are:

• Exchange rate risk: it mainly arises from the existence of indebtedness incurred in foreign currencies.

• Interest rate risk: it arises as a consequence of the variation in the financial costs of the indebtedness incurred at variable interest rate (or maturing in a short term and expected to be renewed), and the fluctuation of the interest rates and of the value of long-term liabilities with fixed interest rates.

As of December 31, 2007, the Company has entered into financial instruments over exchange rates to manage risks.

Exchange rate management policy

An essential element of the exchange rate management policy is to minimize the negative financial results due to variations in the exchange rates, notwithstanding the maintenance of open currency positions (under strict risk supervision).

Additionally, exchange risk management mainly aims the following objectives: (i) to secure the payments in foreign currency, hedging firstly short-term payments and then hedging the long-term ones (partially using derivative financial instruments), (ii) to cover (at least partially) the Company's debts in foreign currency as disclosed in the balance sheet and (iii) to modify the composition of the Company's financial debts with respect to the original currency and/or to refinance it by issuing Peso-denominated debt or entering into agreements to peso denominated debts.

The main aspects of the Company's hedging policy are the following:

(i) Existence of a clearly identified risk and the risk management objectives and strategies.

Since Convertibility Law pegged the peso to the U.S. dollar at value of  AR$1 per US$1, exchange rates risks were mainly related to changes in the value of the peso/U.S. dollar in comparison with currencies other than the Argentine peso and the U.S. dollar. In January 2002, the Argentine government devalued the Argentine peso and currently the peso/U.S. dollar exchange rate is determined by a free market.

Until 2002, the Company did not hedge its U.S. dollar-denominated debt obligations because under Convertibility Law the peso/U.S. dollar exchange rate was essentially fixed at parity and the Company had revenues stream linked to the U.S. dollar because rates were denominated in U.S. dollars and converted into pesos at the end of each month. However, in some cases, the Company hedged U.S. dollars against Japanese yens (see point iii.a)). Before the Convertibility Law, according to the Transfer Contract, tariffs were denominated in Argentine pesos. Its intangibility was safeguarded by the application of the monthly Consumer Price Index in Argentina or, if there were significant differences between this index and the variation of the U.S. dollar, by the result obtained from the application of a polynomial formula that considers 40% of the monthly variation of the price of the U.S. dollar and 60% of the variation of the monthly Consumer Price Index in Argentina. Since the end of Convertibility Law almost all of the Company's revenues were stated in pesos but almost all of the Company's debt was denominated in foreign currency, so the Company had a mismatch between revenues and its financial debt in foreign currency.

As a consequence of the abovementioned mismatch the Company established a policy of hedging the Company’s exposure to exchange rate risk derived from the fluctuation between the value of the peso against foreign currencies and certain debt obligations denominated in foreign currencies.

(ii) Main features of the underlying to be hedged and of the associated derivative instruments.

The Company performs a process to identify the notionals, maturity dates and interest payment dates of the underlying to be hedged, together with the characteristics of the derivative instrument to be associated to such underlying, seeking to obtain a perfect coverage of the cash flows. Notwithstanding this, the lack of depth or narrowness of the Argentine derivatives markets, has led historically to imbalances between the characteristics of the hedges and the underlying debts, which have not been significant with respect to the purpose of the hedge. The Company intends to reduce those imbalances, as long as this does not involve disproportionate transaction costs.

The Company documents at the inception of the transaction the relationship between hedging instruments and hedged items; this process includes linking all the derivatives designated as hedges to specific assets and liabilities or to specific firm commitments in foreign currency.

(iii) Ability to revaluate derivative instruments at market prices.

The Company uses internal valuations for the derivatives instruments which are verified with independent parties' valuations (essentially, bank valuations).

Financial instruments:

As part of its hedging policy, the Company has entered into the following financial instruments:

a) Swaps:

In September 1999, the Company entered into a foreign currency swap agreements with Citibank N.A. to hedge the risk of fluctuations in the yen-U.S. dollar exchange rate, in connection with the loan whose nominal amount as of December 31, 2007 was 3.630 billion yen granted by The Export Import Bank of Japan (currently the Japan Bank for International Cooperation) and maturing in February 2011, which accrues interest at a rate of 2.3% per annum. Such swap agreement provides a fixed exchange rate of 104.25 yen per U.S. dollar. The interest rate to be paid to Citibank N.A. during the validity of the loan for the U.S. dollars received is 7.98% per annum. As of December 31, 2007, the related liability, taking into account the effect of the abovementioned swap and the additional interest accrued, amounts to US$ 37 million. The contract establishes, among other provisions for this type of transaction, certain events of default under which the creditor may accelerate payment terms. Events of default include failure to pay financial debts for amounts in excess of 2% of the Company's shareholders' equity.

Additionally, during December 1999, the Company had entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the euro-U.S. dollar exchange, in connection with a portion of the net position of assets and liabilities in euros, that included the balance of the loan granted by Istituto Centrale per il Credito a Medio Termine (“Mediocredito Centrale”) which matures in May 2017, and accrues interest at a rate of 1.75% per annum. Such swap agreement had an 8-year term until November 2007 and provided a fixed exchange rate of euro 0.998 per U.S. dollar. The interest rate paid to Citibank N.A. during the validity of the loan for the U.S. dollars received was 2.61% per annum.

As of December 31, 2007 and 2006, the hedge relationships of these swaps were deemed to be ineffective (see note 2.2.i).

b) Foreign currency forward agreements:

The Company uses foreign currency forward agreements, in order to hedge the risk associated with the exposure to the exchange rate of financial indebtedness denominated in U.S. dollar. As of December 31, 2007, the Company had entered into foreign currency forward agreements with local banks, offsetting at maturity, for a total of US$ 80 million. The maturity of these agreements mainly occurs in April 2008. The average exchange rate agreed upon for these transactions was AR$ 3.2089 per U.S. dollar. These agreements are used to cover short-term U.S. dollars denominated commitments mainly related to the principal of the Company's negotiable obligations. As of December 31, 2007, the hedge relationships were deemed to be effective (see note 2.2.i).

3.	DETAIL OF THE MAIN BALANCE SHEET AND STATEMENTS OF OPERATIONS ACCOUNTS

3.1.	Breakdown of the main accounts

Below is a breakdown of the main accounts (foreign currency balances are presented in note 19.g):

a)	Cash:

	Current
	December 31, 2007	December 31, 2006
Cash	1	-
Banks	14	23
Total	15	23

b)	Trade receivables:

	Current		Noncurrent
	December 31, 2007	December 31, 2006	December 31, 2007	December 31, 2006
Without maturity (1)	38	34	-	-
Past due (2) (3)	424	381	2	4
Current	307	190	-	-
Subtotal	769	605	2	4
Allowance for doubtful accounts (note 19.e)	(179)	(155)	(2)	(3)
Total	590	450	-	1

(1)	See note 12.3.
(2)	In 2007 and 2006, net of 1 million, respectively, fully reserved.
(3)	Based on estimated probable collection terms, 2 million and 4 million of past due receivables are disclosed as noncurrent as of December 31, 2007 and 2006, respectively.

c)	Other receivables:

	Current		Noncurrent
	December 31, 2007	December 31, 2006	December 31, 2007	December 31, 2006
Receivables from related companies (1)	25	22	-	-
Guarantee deposits	3	3	2	2
Legal deposits	7	6	-	-
Prepayments to vendors and others	12	14	-	-
Prepaid expenses	1	1	-	-
Minimum presumed income tax	-	-	192	177
Prepaid insurance	2	2	-	-
Financial Instruments (2)	-	1	-	-
Rights of use (4) (5)	3	3	14	19
Other (3)	26	17	5	5
Total	79	69	213	203

(1)	See note 12.3.
(2)	Related to foreign currency swap agreements. See note 2.8.
(3)	In 2007 and 2006, net of 9 million, respectively, fully reserved.
(4)	In 2007 and 2006, includes 1 million, as current amount, and 5 million, as noncurrent, corresponding to related companies, respectively in each year (see note 12.3.).
(5)	See note 2.3.

d)	Inventories:

	Current
	December 31, 2007	December 31, 2006
Telephone equipment and other materials	10	5
Allowance for impairment in value and slow turnover (note 19.e)	(2)	(2)
Total	8	3

e)	Other assets:

	Current
	December 31, 2007	December 31, 2006
Real property intended for sale	7	7
Total	7	7

f)	Trade payables:

	Current		Noncurrent
	December 31, 2007	December 31, 2006	December 31, 2007	December 31, 2006
Vendors, contractors and carriers (1)	617	457	1	1
Management fee (2)	58	94	-	-
Collections on account and behalf of cellular and audiotext companies	90	65	-	-
Services collected in advance (3)	4	5	57	60
Deferred income	13	19	62	50
Total	782	640	120	111

(1)	In 2007 and 2006, it includes 71 million and 31 million, respectively, corresponding to related companies (see note 12.3.).
(2)	See note 12.3.
(3)
Includes deferred revenues related to the sale of indefeasible rights to use network capacity, recognized by the straight-line method during the term of the agreement. In 2007 and 2006, includes 3 million and 5 million, as current amount, and 53 million and 56 million, respectively, as noncurrent, corresponding to related companies (see note 12.3.).

g)	Bank and financial payables:

	Current		Noncurrent
	December 31, 2007	December 31, 2006	December 31, 2007	December 31, 2006
Negotiable obligations (1)	426	673	1,088	1,444
Imports financing	4	4	-	4
Long-term financing	10	8	51	53
Foreign bank loans	29	28	73	94
Credit balances with banks	40	79	-	-
Total	509	792	1,212	1,595

(1)	See notes 2.3. and 11.2.

h)	Payroll and social security taxes payable:

	Current		Noncurrent
	December 31, 2007	December 31, 2006	December 31, 2007	December 31, 2006
Vacation and bonus accrual	81	67	-	-
Social security taxes payable	29	22	-	-
Pre-retirement agreements and others (1) (2)	83	13	187	15
Incentive plan for executives (2)	4	3	-	-
Social security plan for executives (2)	7	23	-	-
Other	2	2	-	-
Total	206	130	187	15

(1)
Includes 13 million related to benefits granted to employees included in such agreements, which are to be allocated by them to social security tax payments for the period between the date of the agreement and December 31, 2007, and are to be paid by the Company until the worker qualifies to obtain legal pension benefits.

(2)	See note 16.

i)	Taxes payable:

	Current		Noncurrent
	December 31, 2007	December 31, 2006	December 31, 2007	December 31, 2006
Income tax and tax on minimum presumed income	12	7	-	-
Turnover tax accrual	17	8	-	-
Value-added tax	66	22	-	-
Health and safety assessments	30	27	-	-
Deferred tax liabilities, net (1)	-	-	323	334
Other	99	98	-	-
Total	224	162	323	334

(1)	See note 2.2.j.

j)	Other payables:

	Current		Noncurrent
	December 31, 2007	December 31, 2006	December 31, 2007	December 31, 2006
Payables to related companies (1)	14	13	2	-
Financial instruments (2)	9	11	7	14
Capital stock reduction (1)	4	10	-	-
International Telecommunication Union (“U.I.T”) (3)	-	21	-	-
Other	27	20	9	14
Total	54	75	18	28

(1)	See note 12.3.
(2)	Related to foreign currency swap agreements (see note 2.8.).
(3)	See note 10.b).

k)	Net assets/(liabilities) from discontinued operations:

Net assets from discontinued operations:	December 31, 2007	December 31, 2006
Deferred tax assets	16	-
Deferred income – Sale of Telinver S.A. (1)	(11)	-
Total	5	-

Net liabilities from discontinued operations:	December 31, 2007	December 31, 2006
Deferred tax assets	-	16
Deferred income – Sale of Telinver S.A. (1)	-	(35)
Total	-	(19)

(1)	See note 14.

l)	Cost of services provided:

	Loss
	December 31, 2007	December 31, 2006	December 31, 2005
Operating expenses (note 19.h)	(2,105)	(2,140)	(1,964)
Cost of good sold (note 19.f)	(11)	(13)	(16)
Total	(2,116)	(2,153)	(1,980)

3.2.	Aging of current investments, receivables and payables as of December 31, 2007

	Assets (c)			Liabilities
	Current investments	Trade receivables	Other receivables (b)	Trade payables	Bank and financial payables	Payroll and social security taxes payable	Taxes payable	Other payables
Past Due:
Up to three months	-	189	-	6	-	-	-	-
From three to six months	-	59	-	5	-	-	-	-
From six to nine months	-	29	-	1	-	-	-	-
From nine to twelve months	-	22	-	2	-	-	-	-
From one to two years	-	38	-	1	-	-	-	-
From two to three years	-	17	-	5	-	-	-	-
Over three years	-	72	-	3	-	-	-	-
Without maturity	39	38	45	71	40	-	429	20	(d)
Current:
Up to three months	131	306	16	665	33	141	106	15
From three to six months	240	1	14	15	415	22	12	14
From six to nine months	-	-	2	4	16	24	-	5
From nine to twelve months	-	-	2	4	5	19	-	2
From one to two years	-	-	6	12	38	34	-	8
From two to three years	-	-	4	12	706	28	-	5
From three to four years	-	-	3	11	445	25	-	-
From four to five years	-	-	6	10	9	21	-	-
Over five years	-	-	2	75	14	79	-	-

Subtotal:	410	771	100	902	1,721	393	547	69
Allowance for doubtful accounts	-	(181)	-	-	-	-	-	-
Benefits under the Collective Bargaining Agreements	-	-	-	-	-	-	-	3

Total	410	590	100	902	1,721	393	547	72

Balances
Percentage accruing interest at fixed rate	99%	-	-	-	98%	-	-	23%

Percentage accruing interest at variable rate	-	48	% (a)	2%	-	-	-	-	-

Interest
Annual average interest rate in foreign currency	8%	-		5%	-	8%	-	-	6%

Annual average interest rate in local currency	13%	28	% (a)	-	-	9%	-	-	-

(a)	Such percentage is related to the portion of receivables over which surcharges are applicable for being in arrears. The rate indicated is that related to bills with such surcharges.
(b)	Does not include 192 million related to tax on minimum presumed income.
(c)	Net assets from discontinued operations are not included.
(d)	Includes 4 million related to capital stock reduction described in note 6.

4.	REGISTRABLE ASSETS

On October 27, 1994, “ENTel en liquidación” issued Resolution No. 96/94 whereby it undertakes to perform all the necessary acts to accomplish the transfer of title of registrable assets for such time as may be necessary, notifying Telefónica 60 days before the date that may be defined as the expiration of ENTel´s commitment.  This resolution recognized that the licensee companies will be entitled to claim the indemnity stipulated in the Transfer Contract for the real property whose title had not been conveyed to them by the time of the expiration of the abovementioned period. As of December 31, 2007, these assets have a net book value of about 545 million and approximately 475 million of them (both amounts restated as described in note 2.1.) was registered in the Company’s name. In the Company’s Management opinion, the registration of title of a major portion of the most significant assets contributed by ENTel will be successfully completed. Accordingly, in Company Management's opinion the final outcome of this matter will not have a significant impact on the Company's results of operations and/or its financial position.

5.	AFFILIATES

E-Commerce Latina S.A.

As of December 31, 2006, the Company held together with Alto Palermo S.A. a 50% interest in E-Commerce Latina S.A. for the development of an e-commerce shopping center.

On October 24, 2006, the Company and Alto Palermo S.A. entered into a Share Purchase and Sale Agreement whereby the Company transferred 808,354 shares of E-Commerce Latina S.A.´s capital stock and 11 shares of Altocity.com S.A.´s capital stock to Alto Palermo S.A. The value of the transaction amounted to 85,876. On January 17, 2007, the Company transferred its ownership interest in E-Commerce Latina S.A. as the parties had complied with the duties stipulated in the sale agreement, which included obtaining the opinion of the Federal Anti-Trust Board (“FATB”) that excluded this transaction from the requirement of previous control by such agency.

6.	CAPITAL STOCK

Over the last fiscal years, the Company's capital stock has been as follows (amounts stated in Argentine pesos):

Classes of shares	Capital stock as of December 31, 2004 and 2005 (1)	Capital stock as of December 31, 2006 and 2007 (1)
Class A	1,091,847,170.0	436,738,868.0
Class B	654,205,259.0	261,681,161.6
Total (2)	1,746,052,429.0	698,420,029.6

(1)	Subscribed and paid in, outstanding and authorized for public offering.
(2)	All shares have equal voting rights.

As of December 31, 2007, the Company’s capital stock is comprised of two classes of common stock, with par value 0.10 per share: (1) 4,367,388,680 Class A Shares representing approximately 62.5% of the capital stock and (2) 2,616,811,616 Class B Shares representing approximately 37.5% of the capital stock. The Company holds 174,605,007 ADS, which represent individually forty shares after the capital stock reduction and face value change, and ten shares before such transactions took place.

Appropriation of retained earnings

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

In accordance with the provisions of Companies Law No. 19,550, the Company’s by-laws and CNV´s regulations, the Company will appropriate at least 5% of the net income for the year (considering the effect of previous years’ adjustments) to the Legal Reserve, after absorbing accumulated losses, if any, until such reserve equals 20% of the adjusted capital stock.

Given that the total balance of the Legal Reserve account was appropriated to Accumulated losses account as of December 31, 2005, the Company will restore such reserve through no less than 5% of the income for the year up to 20% of the Company’s capital stock plus the balance recorded under the Comprehensive adjustment to capital stock account.

The Company’s General Ordinary and Special Shareholders’ Meeting held on April 24, 2007 resolved, with respect to the Accumulated income as of December 31, 2006, to appropriate 11 million to the Legal Reserve and 211 million to the Reserve for future dividends.

In accordance with Law No. 25,063, any dividends in cash or in kind, distributed in excess of the accumulated taxable income at the moment of its distribution, shall be subject to a 35% income tax withholding as a single and final payment.

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

The Company filed applications with the CNV and the Buenos Aires Stock Exchange (“BCBA”) to adjust its public offering and listing authorizations, respectively, to the abovementioned capital stock reduction, which were obtained.

In order to implement the voluntary capital stock reduction, on December 22, 2006, the Company simultaneously reimbursed to the shareholders AR$ 0.60 in cash and delivered four new shares of AR$ 0.10 face value each for each share of AR$ 1 face value held by each shareholder before the capital stock reduction. Consequently, the shares of AR$ 1 face value were settled. The capital stock reduction has been registered with the PRC. As of December 31, 2007, only 4 million are pending payment due to the capital stock reduction (see notes 3.1.j) and 12.3.).

7.	LIST OF CONDITIONS AND THE TRANSFER CONTRACT. EXCLUSIVITY AND MAINTENANCE OF THE LICENSE

The List of Conditions (“the List”) and the Transfer Contract established certain obligations of which the following are still in effect:

a)	The assets contributed to Telefónica used in providing telecommunications services may not be sold, assigned, transferred or encumbered in any way.

b)
Certain shareholders of Telefónica's parent company are required to retain a specified interest in that company’s common capital stock. In addition, Compañía Internacional de Telecomunicaciones  S.A. (“COINTEL”), is obliged to hold Series A shares which represent no less than 51% of Telefónica's total capital stock.

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

In connection with the Company’s contractual obligations under the Memorandum of Understanding 2006, the CNC and the Executive Secretary’s Office of the UNIREN have stated that, in compliance with current regulations, they have performed an analysis of the status and degree of compliance by the Company with its obligations under the Transfer Contract and the regulatory framework, and concluded that up to the signature of the Memorandum of Understanding 2006 the Company has so far acceptably met those obligations, with only minor noncompliance events resulting in penalties. Remaining issues related to the Company’s operations are pending resolution and were expected to be concluded prior to June 30, 2006. Despite the scheduled date, the matters referred are still pending.

On March 23, 2007, the S.C. issued Resolution No. 42 (“the Resolution”) recognizing the impact sustained by the Company as a result of the increases and decreases in employers´ social security contributions therein described. The Resolution established a mechanism of reciprocal compensation for the balances in favor of the Company and the Argentine Government that includes, for calculation purposes, the liability mentioned in note 10.b), and instructs the CNC to proceed with the applicable calculation and settlement. In September 2007, the CNC has concluded with the calculation of the corresponding amount and has informed to the S.C. that there is a net receivable in favor of the Company amounting to 58.7 million. As of December 31, 2007, subsequent to the compensation mentioned in note 9.3, the net balance in favor of the Company amounts to 40.7 million. Any remaining receivable determined by the CNC in connection with the Resolution will be recognized by the Company when such reciprocal compensations are carried out.

In the Memorandum of Understanding 2006, it was agreed that as of December 31, 2010, the Company should achieve the goals established as long-term goals in Presidential Decree No. 62/90 and in the General Rules on Basic Telephone Service Quality.  In addition, goals are established as from 2005 that will be effective through the date mentioned above.

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

On March 27, 2000, the Company’s Board of Directors approved the outsourcing through IBM of the operation and maintenance of the infrastructure of some of the Company’s information systems. TMA S.A., Telinver S.A. and Telefónica Data Argentina S.A. (“TDA S.A.”) executed a contract with IBM whereby the Company outsourced the operation and maintenance of the information technology infrastructure to IBM for a six and a half years term, in exchange for decreasing monthly installments, and the transfer to IBM of the assets used to render the services outsourced under the contract at a stated price.

The following is a summary of the primary contractual cash flows related to the Company’s agreement with IBM, as it was originally stipulated in 2000:

(in millions of U.S. dollars from 2000 to 2006)
Assets acquired by IBM	23
Baseline monthly installments (service fee total payments)	(213)
Repurchase of assets	(14)
Refund (only if contract is renewed)	3

As a result of the devaluation of the peso, the Company had renegotiated the payments for base line and additional resources originally denominated in U.S. dollars. On the basis of supplementary contracts, the Company undertook, among other obligations, to pay IBM for the services rendered pursuant to the contract from January 2004 to December 2006 the amount of Ps.44.8 million and US$35.8 million in monthly installments.

As part of the renegotiation described below, on September 29, 2006, the Company and IBM signed two contracts whereby the services provided by IBM under the 2000 contract were split up. One of the contracts includes the outsourcing of the services related to Mainframe and Midrange equipment through 2011 (“2011 Contract”) and the other one established an extension of the original contract through December 31, 2007, including all services provided by IBM under the original contract, except for those included in the 2011 Contract (“2007 Extension”). In addition, IBM and the Company signed a memorandum whereby they agreed a fixed price for the transfer of the assets under the original contract amended by the 2007 Extension, after the enactment of Law No. 25,561.

The main characteristics of the contracts are as follows:

i. 2011 Contract:

Service Price: the Company committed to pay IBM a monthly charge throughout the term of the contract in consideration for the base line services to be rendered under the contract, and other charges for the use of additional resources. The payment terms include decreasing monthly installments for approximately US$50 million throughout the five-year contract term. The Mainframe includes the technological renovation of the equipment used to provide the services.

ii. 2007 Extension:

The Company and IBM had agreed to extend the provision of all the other services rendered under the original 2000 Contract, not included in the 2011 Contract, until December 31, 2007, for a total amount of approximately Ps.25 million. On December 20, 2007, the Company and IBM agreed to extend the services until June 30, 2008 and December 31, 2008. The approximate value of the extension for 2008 amounts to Ps.21 million.

8.2.	Other

Telefónica signed contracts for lease of satellites, real property and operation and maintenance of submarine cables, which include approximately Ps.72 million of minimum future payments as of December 31, 2007.

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

The PEN, by means of Decree No. 293/02, entrusted the Ministry of Economy with the renegotiation of such agreements, including agreements that govern the provision of basic (fixed) telephony services. Presidential Decree No. 311/03 created the UNIREN, which shall be headed by the Ministers of Economy and Production, National Planning, Public Investment and Services. The UNIREN is in charge of pursuing the renegotiation process.

Presidential Decree No. 120/03 authorized the Argentine Government to provide for interim tariff reviews or adjustments as may be deemed necessary or convenient for the purpose of ensuring the continued availability, safety and quality of services provided to users under these contracts until the conclusion of the renegotiation process.

Pursuant to several laws that established annual extensions, the term to carry out the renegotiation has been extended until December 31, 2008. The PEN shall be responsible for submitting the renegotiation proposals to the Argentine Congress, which has to communicate its decision within a period of 60 running days counted from the date of reception of the proposal. In the event such period expires without the Argentine Congress having reached a solution, the proposal is deemed accepted. If the proposal is rejected, the PEN shall resume the process to renegotiate the applicable agreement. Law No. 25,790 establishes that the decisions adopted by the PEN in this renegotiation process shall not be limited to, or subject to, the stipulations contained in the abovementioned regulatory frameworks currently governing the concession or license agreements for the respective public utilities. Renegotiation agreements may cover partial aspects of concession or license agreements, contain formulas to adjust such agreements or temporarily amend them and include the possibility of agreeing upon periodical reviews, as well as the establishment of conditions that must be met by the quality parameters applied to services. If there were temporary amendments, they should be taken into consideration in the terms of the final agreements reached with concessionaires or licensees. The legal provisions do not authorize public utilities contractors or concessionaires to suspend or alter compliance with their duties.

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

In the opinion of the Company's Management, the application of the issues mentioned in sub-paragraphs a), b) and c) does not have a significant impact on the Company's future income (loss).

The deep changes in the Argentine economic model experienced since early 2002 and the current legislative framework (Public Emergency Law) are to be considered extraordinary events that significantly altered the economic and financial equation and the system applicable to the industry, therefore allowing the renegotiation of the regime to adapt it to the new situation, in full compliance with the principles established in the List of Conditions and the Transfer Contract, in order to maintain a regular, continuous and efficient supply of telephony services. The Transfer Contract contemplates the possibility of automatically adjusting the tariffs in the case of extraordinary and unforeseen events thereby defined or government actions or decisions that significantly affect the Transfer Contract’s original financial equation. It also establishes a compensation on behalf of the government when there are extraordinary events, including actions and decisions of the Argentine Government such as a freezing on tariffs or price controls, as well as the procedures to be followed to collect such compensation.

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

In the Memorandum of Understanding 2006 mentioned in note 2.5.a), the parties agreed to comply with and maintain the legal conditions provided in the Transfer Contract and regulations effective to date. Thirty days after the public hearing to discuss the Memorandum of Understanding 2006, which was celebrated on April 28, 2006, both the Company and its shareholders should suspend for 210 working days all the claims, remedies, and lawsuits filed or in progress before administrative and arbitral tribunals or any court of law, in Argentina or abroad, based on or related to the events occurred or measures taken as a result of the emergency situation under Law No. 25,561 regarding the Company’s license and Transfer Contract. In this sense, the Company and its shareholders filed in the time limits established, the suspension requested mentioned in the Memorandum of Understanding 2006 and subsequent extensions maturing by the end of a six-month period as from October 5, 2007.

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

In September 2007, the CNC, through its Resolution No. 433/07, notified the Company about the conclusion of its audit on the rate reduction issued by Resolution No. 2925/99 “Price Cap 99”. In the above-mentioned resolution, the CNC stated that the Company holds an amount of 4.9 million to be offset, which has to be applied as a higher rate reduction to that established for the Price Cap 2000. The Company and its legal advisors consider that the above-mentioned balance will be fully offset with the amount to be determined for the Price Cap 2000, without having effect on the financial position and results of operations of the Company as of December 31, 2007.

In the opinion of the Company’s Management and its legal counsel, the resolution of these issues related to the price cap might exclusively affect the maximum tariffs for future services that the Company is authorized to collect its customers for services, areas or customers in which effective competition has not been declared. As of December 31, 2007, these maximum tariffs are the result of the application to the tariffs in force as of November 7, 2000, of the discounts resulting from the implementation of the price cap for period 2000 - 2001 and to the advanced decreases corresponding to the period 2001- 2002, as established in the mentioned agreements.

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

The tariff restructuring granted by Presidential Decree No. 92/97, effective on February 1, 1997, established an increase in the price of the monthly basic charge and in domestic service rates, and a decrease in the rates for domestic long distance and international services and for the Company’s local and domestic long-distance public phone service for longer distances. The net impact of the rate restructuring was to be neutral on revenues during two years after its effectiveness. On December 1, 1999, the S.C. issued Resolution No. 4,269/99, which established the S.C.’s final determination of the impact of the tariff restructuring as an excess in revenues of 18 million, in currency units of that date, (which had previously been provisionally determined by the S.C. in 14 million). In accordance with Resolution No. 18,968/99, the S.C.’s Resolution No. 4,269/99 also states that the S.C. will determine the form and time of implementation of the future rate reduction to compensate such excess revenues. The Company filed an appeal for review of this resolution, on the grounds that the calculation method used by the S.C. to determine the impact of the tariff restructuring established by Presidential Decree No. 92/97 has defects and should be challenged. On December 3, 2007, without acknowledging facts or rights, the Company withdrew all unresolved appeals that were pending in respect of this matter and requested the final settlement of the amount determined by Resolution No. 4.269/99 in the framework of the mechanism established by Resolution No. 42/2007 (see note 7.). On December 6, 2007, the S.C. accepted the appeals resignations and sent the file to the CNC in order to include the above-mentioned amounts into the compensation established by Resolution No. 42/07 of the S.C.

10.	LAWSUITS AND CLAIMS

Contingencies

The Company is facing various proceedings and claims in the areas of labor, tax, regulatory compliance and other matters, all of which arise in the ordinary course of business. Every situation of this type implies certain degree of uncertainty, and the outcome of individual matters is not predictable with certainty. If information available prior to the issuance of the financial statements, considering the opinion of the Company’s legal counsel, indicates that it is probable that a liability had been incurred as of the date of these financial statements, and the amount of the loss, or the range of probable loss, including the corresponding litigation fees, can be reasonably estimated, then such loss is accrued and charged to expenses and accrued in the reserve for contingencies.

In July 2007, the Company received an information request related to a judicial process in which Telefónica is not a party, and had to submit among other books and documentation required, the Inventory and Financial Statements Book.

 As of December 31, 2007, the total amount recorded as reserves for contingencies is 454 million.

The breakdown of the reserve for contingencies is as follows:

Labor contingencies:

The reserve for contingencies related to labor issues amounts to 161 million and 185 million as of December 31, 2007 and 2006, respectively. The closing balance of the reserve as of December 31, 2007, is mainly comprised of:

i)  aggregate assessment of probable losses of 53 million resulting from claims brought by employees as from fiscal year 2004, related to salary differences, taking into account certain judgments at beginning of 2005 of Courts of Appeals that were adverse to the Company.

ii)  claims for alleged rights provided in the labor law and related costs which amount to 24 million. The Company intends to defend its rights in whichever instances are necessary.

iii)  other matters assessed as probable to incur losses, relate to:

• Joint and several liability with third parties
•  Labor accidents
•  Illnesses
•  Other severance payments

Tax contingencies:

The reserve for contingencies related to tax matters assessed as probable amounted to 103 million and 82 million as of December 31, 2007 and 2006, respectively.

These tax issues are mainly related to:

•  Municipal taxes
•  National and Provincial taxes

Civil, commercial and other contingencies

The reserve for contingencies related to civil, commercial, administrative, regulatory compliance and other matters that are expected to have a negative outcome for the Company as of December 31, 2007 and 2006, amounts to 190 million and 132 million, respectively. These other matters relate to:

•  Damages
•  Regulatory compliance claims
•  Claims for account reporting
•  Claims for monetary adjustments of indebtedness agreed in installments, denominated in pesos, which were paid subsequently to the enactment of the Public Emergency Law

a)  Labor lawsuits attributable to ENTel

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

As of December 31, 2007, the claims filed against the Company including accrued interest and expenses totaled approximately 31 million (in original currency). Notwithstanding, depending on the possible outcome of such legal actions ENTel has agreed in the Transfer Contract to indemnify the Company in respect of such claims and the Argentine Government has agreed to be jointly and severally liable with ENTel in respect of such indemnity obligations and has therefore authorized the Company to debit an account of the Government at Banco Nación Argentina for any amount payable by the Company. Under the Debt Consolidation Law, ENTel and the Argentine Government may discharge their above described indemnity obligations by the issuance to the Company of 16-year bonds. As of December 31, 2007 the Company has paid approximately 14 million (in original currency) in cash for the concluded claims. The Company initiated a claim for indemnification and reimbursement in connection with this matter. In addition, an amount of 10 million paid by the Company in this regard were included and verified in an account reporting lawsuit between the Company and ENTel, which has not been resolved yet.

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

b)  U.I.T. Liability

On July 29, 2003, Telefónica had received a communication sent by the CNC requesting Telefónica and Telefónica Larga Distancia de Argentina S.A. (“TLDA S.A.”) a company currently merged with and into the Company, to deposit  51 million (including principal and interest as of July 31, 2003), which, according to such note, was related to the savings obtained, plus interest, by such companies as reductions in employers' contributions approved by Presidential Decree No. 1,520/98 and supplementary standards that were applied to the salaries of such companies' personnel in the period April 1999 through June 2001.

Pursuant to Resolution S.C. N° 18,771/99, these savings were to be applied to the execution of programs or promotional projects in the framework of the presidential initiative argentin@internet.todos, to be managed by the U.I.T., Telefónica both with respect to its own operations and as successor of the rights and obligations of TLDA S.A. had recorded a liability related to these savings for the outstanding principal plus interest, amounting to 24 million. On March 23, 2007, the Company was notified of Resolution No. 42/07 issued by the S.C. which established a mechanism of reciprocal compensation for the balances in favor of the Company and the Argentine government accrued as a result of certain decreases and increases in employers’ social security contributions paid by the Company, and includes, for calculation purposes, the liability mentioned above. The S.C. had instructed the CNC to settle the amounts involved. In September 2007, the Company was notified of the determination issued by the CNC, which resulted in a net receivable in favor of the Company of 58.7 million, after offsetting the amount proceeding from the savings obtained from the reduced contributions plus its interest. As of December 31, 2007, subsequent to the compensation mentioned in note 9.3., the net balance in favor of the Company amounts to 40.7 million. According to Resolution No. 42 of the S.C., if a receivable balance remained in favor of the Company after the debt compensation previously mentioned, such balance could be compensated with certain liabilities related to the services object of Telefonica’s licenses. As of the date of issuance of these financial statements, the Company has not been notified of any additional resolution from the S.C. in relation to the issues described in this note. The Company has disclosed the receivable to be compensated for an amount of 21.5 million offsetting the U.I.T. liability. The Company will recognize any remaining receivable in connection with the Resolution when such reciprocal compensations are carried out. See notes 7. and 9.3.

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

d)  Others

Consumidores Libres initiated a legal action against the Company, Telecom S.A., Telintar Argentina S.A. (“Telintar S.A.”)  and the Argentine Government. The object of this action is to declare the nullity, unlawfulness and unconstitutionality of all the standards and rate agreements issued since the Transfer Contract, Consumidores Libres object being to have the rates of the basic telephone service reduced and the amount supposedly collected in excess refunded, limiting them in such a way that the Licensees’ rate of return should not exceed 16% per annum on the fixed assets as determined in point 12.3.2 of the List of Conditions approved by Presidential Decree No. 62/90. Also, other points of the Company’s contracting policy have been called into question.

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

In this scenario, on October 4, 2001, Court Room IV of the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires awarded a precautionary measure requested by the plaintiff ordering the Argentine Government, the Company and Telecom S.A. "to refrain from applying the corrections set forth in Section 2 of the Agreements approved by Presidential Decree No. 2,585/91 until final judgment is rendered in the case", which meant that the rates could not be adjusted by the U.S. Consumer Price Index.

The Company appealed such decision before the Supreme Court of Justice rejecting the arguments stated therein, which has been adversely determined as of the date of issuance of these financial statements.

On June 22, 2007, the court of original jurisdiction ruled declaring the maturity of the proceedings. Consumidores Libres appealed the court decision, which at the date of issuance of these financial statements is pending of resolution.

In the opinion of the Company’s Management and its legal counsel, it is unlikely and remote that the resolution of this issue could have a negative effect on the results of the Company’s operations or its financial position.

11.	FINANCING

11.1	WORKING CAPITAL AND OTHER BANK AND FINANCIAL LONG-TERM PAYABLES

As of December 31, 2007, the Company's current assets are lower than its current liabilities by 719 million. The Company will finance the payment of liabilities with own funds provided by its operations and with short-term bank loans.

The Company’s general financing policy is to cover future fund needs to continue its investment plan and repay short and long-term debt mainly with funds generated by the operations plus bank loans and/or access to capital markets and ultimately applying for financing from the Company's indirect parent company.

During 2007, as well as in prior periods, the Company managed to reduce gradually its financial indebtedness through a combination of cancellations at maturity, issuance of negotiable obligations, and short and long-term refinancings. The Company expects to arrange for additional placements in the future. Those placements, in conjunction with internally-generated cash flows and possible refinancing options and/or other financing alternatives that the Company may consider will, in the opinion of the Company’s Management, enable the Company to settle or refinance successfully the remaining balance of its indebtedness.

As of December 31, 2007, the Company held long-term funds from major financial institutions in an amount equivalent to 124 million with maturity in February 2011 and May 2017 accruing a nominal annual interest rate ranging from 1.75% to 2.30%. These funds have been borrowed under terms and conditions customary in this kind of transactions, which generally refer to the commitment not to encumber or grant security interests on its assets or on present or future revenues, other than certain permitted encumbrances or unless certain predetermined conditions are met.

11.2.	NEGOTIABLE OBLIGATIONS

As of December 31, 2007, there were four negotiable obligations series outstanding:

Issuance Month/Year	Face Value as of December 31, 2007 (in millions)	Term (in years)	Maturity Month/Year	Rate per annum (%)	Use of proceeds
05/98	US$125.6	10	05/2008	9.125	a)
08/03	US$212.5	7	11/2010	9.125	b)
08/03	US$0.03	8	08/2011	8.85	b)
08/03	US$134.6	8	08/2011	8.85	b)

a)	Financing of investments in fixed assets in Argentina.
b)	Refinancing of liabilities.

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

The Company issued negotiable obligations in U.S. dollars, with maturity in 2008, under the Company’s Global Program of up to US$ 1.5 billion or its equivalent in other currencies.

The Company’s Shareholders’ Meeting held on December 19, 2003, approved the creation of a new global program (the “Program”) for the issuance of simple negotiable obligations not convertible into shares, denominated in pesos or in any other currency, with ordinary guarantee, in various series and/or successive tranches, either cumulative or noncumulative, for a maximum outstanding amount of 1.5 billion pesos or its equivalent amount in other currencies, and delegated to the Board of Directors the ability to set the remaining issue conditions and to decide to request or not authorization to quote in the BCBA and the MAE (automated over-the-counter market in Argentina) and/or other foreign exchange markets. As of December 31, 2007, the three classes of negotiable obligations issued under the Program have been fully cancelled.

12.           PARENT COMPANY AND RELATED COMPANIES

12.1.	COINTEL

COINTEL is the controlling shareholder of the Company. On July 10, 2007 and November 12, 2007, COINTEL transferred Class A and Class B shares representing 11% and 1.14%, respectively, of the Company’s capital stock and votes to TMA S.A.. Subsequent to the above mentioned transfers, COINTEL continues to be the controlling shareholder, as it holds 52.7% of the Company’s capital stock (Class A shares 51.5% and Class B shares 1.2%) and has the votes required to prevail in shareholders’ meetings.

Given that on December 15, 2000, Telefónica S.A.  (“TSA”) acquired the majority interest of the capital stock of COINTEL, TSA indirectly controls 98% of the voting rights of the total outstanding shares of the Company.

In 1997, some of the common shareholders of COINTEL, who, as of the date of the signed agreement, owned an 83.36% equity interest in COINTEL executed an agreement to regulate certain corporate decisions such as the dividend policy or preferential rights held by some of them (members of the consortium, as defined in the Transfer Contract, and its affiliates) to provide goods and services under terms equal or more favorable than those offered by third parties. The Company made certain transactions with COINTEL’s shareholders and companies related thereto including the services rendered by TSA (the “Operator”) and those rendered by third parties related to the shareholders of COINTEL (see note 12.3.).

12.2.	MANAGEMENT AGREEMENT

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

The Management Agreement establishes that the management fee paid to the Operator, TSA, shall amount to 9% of the Company’s “gross margin” defined as (+) Net income (+) amortizations (+) financial expenses (+) income tax, and (+) the management fee itself.

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

On July 30, 2003, the Company and TSA entered into a Supplement to the Management Agreement, maturing on April 30, 2008 when the management agreement will terminate, pursuant to which the management fee was established as 4% of the gross margin.

Based on the above and taking into account that at the date of signing the Management Agreement TSA held a 6% indirect equity interest in the Company, Management believes that the fee agreed between the Company and TSA was not less favorable than those that would have been obtained from unaffiliated third parties.

12.3.	OUTSTANDING BALANCES AND TRANSACTIONS WITH PARENT COMPANY AND RELATED COMPANIES

During the fiscal years ended December 31, 2007, 2006 and 2005, the following transactions were made with the indirect controlling shareholder of the Company and related companies.

	December 31, 2007	December 31, 2006	December 31, 2005

	Income / (Expense)
Management Fee
Telefónica S.A. - Sucursal Argentina	(61)	(74)	(75)

Net income (expense) from goods and services
TMA S.A.	295	295	210
Compañía de Radiocomunicaciones Móviles S.A. (“CRM S.A.”) (3)	-	30	41
TDA S.A.	20	34	36
Telinver S.A. (1)	-	4	14
Atento Argentina S.A. (“Atento”)	(19)	(19)	(16)
Telefónica Ingeniería de Seguridad S.A. (“TIS S.A.”)	(6)	(3)	(4)
Telefónica International Wholesale Services Argentina S.A. (“TIWS Argentina”)	8	6	6
Telcel Venezuela (“Telcel”)	5	3	6
C.P.T. Telefónica del Perú (“CPT”)	(1)	14	19
Telefónica S.A. – Sucursal Argentina	(3)	(3)	(5)
Televisión Federal S.A. – TELEFE	(3)	(1)	(5)
Telefónica International Wholesale Services América S.A. (“TIWS America”)	2	1	1
Telefónica Investigación y Desarrollo S.A. (“TID S.A.”)	(1)	(1)	-
Telefónica Empresas Brasil S.A.	-	(1)	-
Colombia Telecomunicaciones S.A.	(1)	2	-
Telefónica Móviles Uruguay S.A.	3	1	-
Telefónica Larga Distancia de Puerto Rico, Inc.	-	1	-
TSA	(2)	1	7
CTC Mundo S.A. (“CTC”)	(7)	(1)	(4)
Telefónica Gestión de Servicios Compartidos S.A. (“T-Gestiona S.A.”)	(3)	1	2
Terra Networks Argentina S.A. (“Terra”)	(7)	(2)	(1)
Telecomunicaciones de San Pablo S.A. (“Telesp”)	(4)	(4)	3
Atlántida Comunicaciones S.A. (“ATCO”)	-	-	1
Telefónica Servicios Audiovisuales	-	-	1
Communication Technologies Inc. (2)	-	-	(1)
Tevefe Comercialización S.A.	(1)	-	-
	275	358	311
Net income (loss) on financial charges
TISA	-	(1)	(12)
TPI (1)	-	5	1
Telinver S.A. (1)	-	2	5
TMA S.A.	3	-	-
	3	6	(6)
Sales of good and services
Telinver S.A. (1)	-	-	(1)
	-	-	(1)

Purchases of good and services
TDA S.A.	2	6	7
TIS S.A.	3	1	1
	5	7	8

(1) Companies belonging to the group until August 2006 (see note 14.).
(2) Company belonging to the group until August 2005.
(3) On June 6, 2006, CRM S.A. and TMA S.A. entered into a final merger agreement, which was registered with the PRC on September 12, 2006.

Telefónica payables to/receivables from the Operator (TSA) and other COINTEL’s shareholders and related companies as of December 31, 2007 and 2006 are:

	December 31, 2007	December 31, 2006
ASSETS

Trade receivables
TDA S.A.	20	-
Telcel	2	-
T-Gestiona S.A.	4	4
TSA	-	2
TIWS Argentina	4	3
TIWS América	4	1
CPT	-	17
Colombia Telecomunicaciones S.A.	-	2
Televisión Federal S.A. – TELEFE	1	4
Telefónica Móviles Uruguay S.A.	1	1
Telefónica Larga Distancia de Puerto Rico, Inc.	1	-
Others	1	-
Total Trade receivables	38	34

Current investments
TMA S.A.	240	-
Total Current investments	240	-

Other receivables
TDA S.A.	20	14
ATCO	-	1
Telefónica Media Argentina S.A.	2	2
TISA	3	2
TIWS América	4	4
Telefónica International Wholesale Services Brasil	1	1
Telefónica International Wholesale Services Perú S.A.C.	1	1
Atento	-	3
Total Other receivables	31	28
TOTAL ASSETS	309	62

LIABILITIES

Trade payables

Telefónica S.A. – Sucursal Argentina (1)	58	94
CTC	8	6
TIWS Argentina	54	59
TIWS América	2	2
Telefónica Servicios Audiovisuales	1	1
TIS S.A.	1	1
TID S.A.	1	2
Atento	2	2
Telesp	4	1
TMA S.A.	50	17
Terra	1	1
Telefónica Data USA, Inc.	1	-
Colombia Telecomunicaciones S.A.	1	-
CPT	1	-
Total Trade payables	185	186

Other payables
TSA	15	12
Telefónica S.A. - Sucursal Argentina	1	1
Telefónica International Holding B.V. (2)	4	10
Total Other payables	20	23

TOTAL LIABILITIES	205	209

(1) Related to liabilities from management fee. (2) See note 6.

13.	RULES GOVERNING THE PROVISION OF BASIC TELEPHONE AND OTHER SERVICES

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

On June 8, 2007, and July 26, 2007, respectively, the S.C. issued Resolutions No. 80 and No. 127, in which certain conditions were imposed on providers of telecommunication services as from July 2007 and until the Universal Service Trust Fund created by Decree No. 764/00 is established. These resolutions set forth that providers of telecommunications services must each open a bank account, at Banco de la Nación Argentina, in which to deposit, on a monthly basis, the amounts pertaining to their duties, until the Universal Service Trust Fund is established.

In addition, these resolutions set forth that each provider shall inform to the CNC, on a monthly basis, of the amounts deposited in its account at Banco de la Nación Argentina, and must submit an affidavit, identifying the amounts payable as investment contribution and, if applicable, any amounts spent by the provider in the implementation of programs which are to be deducted from the contribution to be paid. Resolution No. 2713/2007 of the CNC put into effect the affidavit model, established procedures regarding the determination of the calculation basis applicable to the investment contribution and instructed that any amounts to be offset in connection with performance of the Universal Service Program “will be subject to the final determination of the activities undertaken by the Commission created by Section 10 of Resolution No. 80 and to any determination subsequently issued in the framework of Resolution 80 and concurrent Resolution No. 82”. As regards the amounts to be paid, the S.C. issued Resolution No. 82 above-mentioned, whereby an “ad hoc” commission is to be created, for the purpose of identifying the providers required to pay investment contributions to the Universal Service Trust Fund, analyzing the existing programs and evaluating their impact in determining the applicable compensations regarding the initial programs currently underway, determining the amounts corresponding to the services provided in connection with the Universal Service Program". As of the date of issuance of these financial statements, the “ad hoc” Commission has not defined the mechanism and criteria to determine the amounts to be eventually compensated and the procedures by which the Company may recover any cost incurred in the execution of the initial programs.

The Company has filed monthly affidavits with the CNC, as required by regulations, estimating the amounts corresponding to the initial programs above-mentioned.

The recently published Decree No. 558/08 creates the Trust Fund for the Universal Service and orders that it must be implemented and set up through the execution of a trust in conformity with Law No. 24,441 in a term of one hundred and eighty days. The providers of telecommunications services shall act in their capacity as trustors in this trust, which shall rely on the assistance of a Technical Committee made up by seven members (two members shall be appointed by the S.C., one member shall be appointed by the CNC, three members shall be appointed by the providers – two of which shall be appointed by the holders of the concession for the supply of basic telephone services and the last member to be appointed by Independent Carriers). This Technical Committee shall be entrusted with the preparation of annual resources forecasts, the instructions to be imparted on the Trustee, the orders for the Trustee to disburse the amounts required to finance the Universal Service programs, reports to the applicable authorities concerning any irregularity identified in the application of funds, etc. As regards the contributions payable, Decree No. 558/08 sets forth that the duty imposed on each provider to make a given contribution shall be audited and supervised by the CNC. In the form of an affidavit, the providers must report the amounts invoiced to customers during the previous quarter and supply evidence that their contributions have been paid. The amounts payable must be tendered on the monthly due dates established by the S.C.

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

14.           SALE OF THE COMPANY’S EQUITY INTEREST IN TELINVER S.A.

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

However, the agreement provided for the acceleration of terms in the event TSA were to decrease its direct or indirect interest in TPI Group below 50.1% and/or lost management and control over TPI. Given that on July 24, 2006, TSA transferred its equity interest in TPI and TPII, and therefore, as from that date TPI and TPII no longer belong to Telefónica Group. On August 1, 2006, the Company collected in advance the promissory notes and interest related to the disposal of Telinver S.A.

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

As a result of this disposal, the Company has discontinued operations in the advertising exploitation business segment, as the Company continues only with the telecommunications segment. The balances and results related to the disposal of Telinver S.A. are disclosed as of each fiscal year-end under the captions “Net assets from discontinued operations”, “Net liabilities from discontinued operations” and “Income/(loss) from discontinued operations”.

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

On November 15, 2005, the Administrative Tax Court of Appeals issued a ruling on the third resolution whereby it determined that Telinver S.A. should pay a total amount of 15 million, including principal and interest. Telinver S.A. paid 1.7 million of principal claimed by the DGR as previous requirement to appeal the decision of the Administrative Tax Court of Appeals before the contentious administrative courts. In addition, Telinver S.A. requested a precautionary measure based on the unconstitutional nature of the interest calculation method provided in the Buenos Aires Province Tax Code. On August 18, 2006, Telinver S.A. was notified of a report issued by the Tax Technical Advice of the DGR accepting the claim filed by Telinver S.A. in connection with the application of the cap on interest established by Law No. 13,405, section 16, and demanding payment of 9.9 million. Telinver S.A. filed a brief challenging a portion of that amount. On September 20, 2006, Telinver S.A.’s position was dismissed and, in order to avoid a money judgment, Telinver S.A. informed its will to pay, reserving the right to challenge payment in the judicial file. On November 11, 2006, Telinver S.A. paid under protest the amount claimed plus interest for 11 million and filed a brief abandoning the precautionary injunction requested.

On April 11, 2007, certain Telinver S.A. officers received orders to pay in a 5-day term an amount of 4.4 million plus compensatory interest with respect to the first resolution previously mentioned. On April 17, 2007 in order to avoid a money judgment, Telinver S.A. paid the amount claimed by the DGR along with the amount claimed in the second resolution mentioned above for a total of 26 million, including interest. Additionally, in November 2007, the Company was notified of an additional claim from the DGR for differences in the calculation of the amounts paid for a total amount of 3.2 million.

Based on the progress of the case as of the date of issuance of these financial statements and although the final outcome is subject to the uncertainties inherent to any pending court judgment, to date, it is uncertain whether the Company will be granted the economic benefits related to the sale in connection with the contingency mentioned herein and, therefore, has deferred until the uncertainty described above is resolved an amount, net of payments, of 11 million as of December 31, 2007 (see note 2.2.l).

15.           RESTRICTED ASSETS

Under an agreement signed between the Company and Intelsat U.K., in connection to the segment capacity utilized, the Company has granted a guarantee in cash for an amount of US$ 0.66 million, which has been recorded under the caption Other receivables as of each fiscal year-end.

Due to claims corresponding to monetary adjustments of Peso-denominated debts agreed in installments and paid subsequent to the enactment of the Public Emergency Law, the Company suffered a precautionary measure for an amount of 28 million for which the Company had to make a fixed term deposit as of December 31, 2007. As of the date of issuance of these financial statements the fixed term deposit was used to partially pay the claim.

16.           PLANS RELATED TO PERSONNEL

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

•     The number of shares to be awarded depends on the level of achievement, which is based on the matching of the variation in shareholders’ compensation, considering quotation and dividends (Total shareholder return – TSR) on TSA’s shares with respect to the evolution of the TSR related to a group of listed telecommunication companies, representing the Benchmark Group.

The duration initially considered for the PSA is seven years. The PSA is divided into five three-years cycles, each of which begins on July 1 and ends on June 30 of the third year following the date of implementation of the cycle.

At the beginning of each cycle, the number of shares to be granted to the beneficiaries of the PSA based on the level of achievement of the goals is determined, observing the maximum number established. Shares are awarded after the end of each cycle. For the first two cycles the maximum number of shares to be awarded to the Company’s executives benefiting from the PSA amounts to about 79,000 shares and 64,000 shares, respectively.

Cycles are independent from each other. The first cycle begins on July 1, 2006 (with award of shares as from July 1, 2009), and the fifth cycle begins on July 1, 2010 (with award of shares as from July 1, 2013).

As of December 31, 2007, the Company recognized liabilities for 1.6 million in relation to the PSA, representing the Company’s obligation as of that date. For the fiscal years ended December 31, 2007 and 2006, the expense accrued in relation to this performance share plan amounted to 1.1 million and 0.5 million, respectively.

Incentive plan for executives with payment in cash

On August 8, 2005, the Company’s Board approved an Incentives Program to be paid to Executive officers in cash (the “Program”), designed by TSA at a global level and consisting in an incentive in cash payable at the end of the Program. The Program, which was in force from January 1, 2005, through December 31, 2007, provided the definitions and basis to select the executives who would participate, based on the criteria of contribution, strategic importance and personal performance.

The Company recognizes its obligation associated with the execution of the program under the straight-line method over its term of duration, based on the level of achievement of the objectives set in the Program (see note 3.1.h)). For the fiscal years ended December 31, 2007, 2006 and 2005, the expense accrued in relation to this program amounted to 0.8 million, 0.9 million and 2 million, respectively, and was included in the line “Salaries and social security taxes”. See note 19.h).

Early Retirement Plan

On July 24, 2006, the Company’s Board of Directors approved a voluntary Early Retirement Plan (“the plan”) for the benefit of Company’s employees who, upon opting for the plan, have paid contributions to the pension plan for 30 years and still have to pay pension plan contribution for up to 15 years in order to meet the required age to retire according to current rules and regulations, among other eligibility  requirements. This is an early retirement option accompanied by a financial proposal that provides for an initial payment and a plan of monthly installments until the required retirement age is reached. The plan is addressed to all the personnel meeting the eligibility requirements and it would initially cover from 50 to 120 people for the first month in force. Until mid-2007 the Company assessed the renewal of the plan and the incorporation of new beneficiaries on a monthly basis (see note 3.1.h)). For the fiscal years ended December 31, 2007 and 2006, the expense accrued in relation with this plan amounted to 6 million and 7 million, respectively.

In mid-2007, the Company’s Management launched new conditions for the Early Retirement Plan mainly related to economic features and benefits (additional half-yearly installments, pension supplements, etc.). This plan has been communicated to the trade unions and beneficiaries and it shall be in force until December 31, 2008. As of December 31, 2007 the Company recorded a 253 million charge corresponding to beneficiaries that adhered to the plan as of December 31, 2007, and to Management’s estimation of the implicit obligation arising from this plan as of that date, which is disclosed in “Other expenses, net” of the statement of operations as of December 31, 2007. See note 2.2.c).

Social Security Plan for Executives

As of December 31, 2006, the Company’s Management had approved the summary of a social security plan for executives (the “SSE Plan”) effective as from January 1, 2006, which consists in making monthly contributions shared between executives and the Company to a special vehicle in order to cover contingencies related to retirement, early retirement, total disability and death of the executives eligible as beneficiaries of the SSE Plan. On February 15, 2007, the summary of the SSE Plan was approved by the Company’s Board of Directors. The contributions are based on a percentage of the annual and fixed gross compensation of the participant and an additional percentage paid by the Company in different portions. The Company is not liable for the performance of the funds contributed or for the availability thereof to the participants. The Company has not completed the implementation of the abovementioned plan. As of December 31, 2006, the Company maintained a liability amounting to 23 million, representing its estimated obligation, calculated under the terms of the plan as of such date. As of December 31, 2007, taking into account the modifications introduced to the plan during fiscal year 2007, the Company maintains a liability amounting to 7 million, which represents its estimated obligation based on the current terms as of the date of these financial statements.

17.           PURCHASE OF TDA S.A.’s SHARES

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

On June 16, 2006, the Company and Datacorp entered into the respective share purchase and sale agreement which provides that such purchase and sale transaction is contingent upon, among other obligations assumed by the parties, the Company and Datacorp being granted an authorization by the S.C. in the terms of Decree No. 764/00 within 12 months of the execution of the abovementioned agreement. In addition, on June 15, 2007, the Company and Datacorp have agreed to extend the term for compliance with the conditions established in the respective share purchase and sale agreement for an additional 12-month period.

Datacorp has received a request from a minority shareholder of TDA S.A. to purchase its stockholdings according to Decree No. 677/01. On March 26, 2008 Datacorp notified TDA S.A. of its intention to purchase all the minority shareholder shares according to Decree No. 677/01 Section VII. This offer to purchase is pending of regulatory authorization.

On March 28, 2008 the Company and Datacorp agreed to: (i) the purchase and sale of the shares that represent the remaining 1.875% of the capital stock and votes of TDA S.A., which will have been previously acquired by Datacorp from minority shareholders according to the proceeding mentioned in the previous paragraph (the “second amendment”); (ii) extend the term for the compliance of certain conditions (including regulatory authorization and the completion of the procedure for the acquisition of the minority shareholders’ shares) for an additional 6-month period as from June 17, 2008; (iii) amend the price for the purchase and sale of the shares to the amount of  US$ 56 million for the shares representing 97.89% of TDA S.A.’s capital stock, and US$ 1 million for the shares to be acquired from TDA S.A.’s minority shareholder, (iv) subject the closing to the whole transaction to the completion of the procedure for the acquisition of the minority shareholders’ shares and the approval of this amendment by the Company’s Audit Committee and Board of Directors, all of which should occur before December 17, 2008.

On March 31, 2008, the Company was notified that the S.C. granted the authorization under the terms of Decree No. 764/00.

The closing date of the transaction, understood as the date on which Datacorp shall transfer the shares and the Company shall pay the price, shall take place within 5 business days following compliance with the conditions mentioned in the previous paragraphs.

18.	DIFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND U.S. GAAP

a)     Accounting principles followed by the Company

The accompanying financial statements have been prepared in accordance with Argentine GAAP, which differ from generally accepted accounting principles of the United States of America (“U.S. GAAP”).

Differences between generally accepted accounting principles followed by the Company (see note 2.2.) and U.S. GAAP and their effect on net income and on shareholders’ equity are set forth in b) and c) below.

b)    Description of differences between Argentine and U.S. GAAP.

1.    Inflation Restatement

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

As described in note 2.1., in 2002 the PEN repealed the provisions related to inflation adjustments; therefore, the CNV under Resolution N° 441/03 set forth that as from March 31, 2003, the restatement of financial statements in constant currency should be discontinued. The Company has followed the provisions of the CNV and prepared the financial statements recognizing the effects of inflation until February 28, 2003 (see note 2.1.). In December 2003, the CPCECABA discontinued the application of the restatement for inflation as from October 2003. The effect on the Company’s shareholders’ equity as of December 31, 2007 and 2006 and on results for the fiscal years ended December 31, 2007, 2006 and 2005 of not restating figures until September 30, 2003, is not significant.

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

2.    Termination Benefits

Under Argentine GAAP, in the case of an offer made to encourage voluntary redundancy the measurement of termination benefits should be based on the number of employees expected to accept the offer. Therefore, as of December 31, 2007, the Company recorded a liability corresponding to beneficiaries adhered to the plan as of such date and to Management’s best estimation of the implicit obligation arising from this plan related to employees expected to accept the offer.

Under U.S. GAAP, as regards by SFAS No. 88, an employer that offers special termination benefits to employees shall recognize a liability and a loss when the employees accept the offer and the amount can be reasonably estimated. Consequently, as of December 31, 2007, the Company values its obligation in relation to the Plan under U.S. GAAP at the present value of the future payments effectively agreed as of such date, based on the beneficiaries that accepted the plan (see c).

3.    Deferred income tax

Under Argentine GAAP, the Company records income tax by application of the deferred method, in accordance with the provisions of TR No. 17, as described in note 2.2.j).

Deferred tax assets result from the temporary differences arising from allowances, accruals and financial charges that are not yet deductible for tax purposes and from 2002 loss carryforwards. Deferred tax liabilities result mainly from temporary differences between the carrying amount restated as described in note 2.1. and the value for tax purposes of fixed assets, due to different depreciation criteria and to the treatment of capitalized interest.

Under U.S. GAAP, the Company records income taxes using the method required by SFAS No. 109 “Accounting for Income Taxes”. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts under U.S. GAAP of existing assets and liabilities and their respective tax bases. SFAS No. 109 requires companies to record a valuation allowance for that component of net deferred tax assets, including tax credits arising from tax on minimum presumed income (together “tax assets”), which does not meet the “more likely than not” criterion for realization, based on the assessment of evidence established in U.S. GAAP rules. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

In assessing the realization of tax assets, management considers whether it is more likely than not that some portion or all of the tax assets will not be realized. The ultimate realization of tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers all available evidence, both positive and negative including the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning in making these assessments. In accordance with SFAS No. 109, the Company is required to continuously evaluate the recoverability of tax assets.

As of December 31, 2007 and 2006, based on the information and projections available as of those dates and considering the reversal of deferred tax assets and liabilities and the variables affecting future taxable income, including the renegotiation of the Argentine Government debt, the stability and foreseeability of the foreign exchange rate, the inflation for the coming years, and the reduction in foreign currency debt, the Company estimates that the deferred tax assets as of December 31, 2007 and 2006 will probably be recovered, except for the 5 million specific tax loss carryforward balance (at the statutory income tax rate) (see note 2.5.). The “Income tax” line of the Statement of operations for the fiscal year ended December 31, 2005 includes the effect of the reversal during 2005 of the allowance recorded until December 31, 2004.

The “Deferred income tax” reconciling item is comprised by the tax effect of U.S. GAAP reconciling items, principally due to the reversal of inflation restatement and monetary results described in b)1. Under Argentine GAAP, the main deferred tax liability corresponds to the recognition of a temporary difference caused by inflation accounting applied on non monetary assets and liabilities. Under U.S. GAAP this temporary difference does not exist (see points b).1. and c) of this note).

4.    Revenue Recognition

For U.S. GAAP, SEC Staff Accounting Bulletin (SAB) 104 “Revenue recognition”, which supersedes SAB 101 “Revenue recognition in Financial Statements”, requires the following adjustment with respect to the treatment under Argentine GAAP for certain installation revenues that took place until December 31, 2004: i) installation revenues are not included in income of the period when the installation takes place but are deferred and amortized during the period representing the possible duration of the relationship with the customer, and ii) related costs are not charged to expense at installation but capitalized and depreciated in a similar period (see c).

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

5.    Service arrangements

In 2006 the Company agreed to receive a reduction of services provided under the Framework Agreement (see note 8.1.). Under Argentine GAAP, the Company recorded a gain for this reduction in fiscal year 2006. Under U.S. GAAP, the reduction in the baseline was recognized on straight line basis over the period of the renegotiated contracts until December 31, 2007 (see c).

6.    Capitalized interest

Under Argentine GAAP, interest should be capitalized if the asset is in process of production, construction, assembly or completion and such processes, given their nature, have a substantial period of time. Interest expense incurred on liabilities specifically identifiable to construction in progress is capitalized in qualifying assets. For the portion of construction in progress not financed by specific liabilities, the Company assumes such expenditures are financed by any remaining liabilities (both interest and non-interest bearing) and shareholders’ equity.

Under U.S. GAAP, interest expense incurred on liabilities specifically identifiable to construction in progress is capitalized. For the portion of construction in progress not financed by specific liabilities, the capitalization rate applied to such excess is the weighted average of the rates applicable to other borrowings of the Company. Statement of Financial Accounting Standard (“SFAS”) No. 34 require interests costs incurred during periods in which an asset is under construction prior to use, sale or lease to be capitalized, regardless of the length of its construction period (see c).

7.    Capitalized exchange difference

Under Argentine GAAP, when construction of work in progress extends over time, its value includes the cost of financing (interest and foreign exchange difference) the investment by third parties during the construction period until such time as the asset is ready to be used for an economic purpose.

Under U.S. GAAP, foreign exchange differences are expensed as incurred (see c).

8.    Debt Refinancing Costs

Under Argentine GAAP, material costs associated with the issuance of debt are deferred and charged to expense on a straight-line basis during the duration of the loan considering outstanding principal balances in the case of partially settled or restructured debt. However, U.S. GAAP EITF 96-19 specifies that if new debt is issued in exchange for old debt, and the new debt is not deemed to have substantially different terms than the old debt, any costs incurred with third parties directly related to the exchange are expensed as incurred. Additionally, SFAS No. 15 specifies that if new debt is issued in exchange for old debt in a “troubled debt restructuring”, any costs incurred with third parties directly related to the exchange are expensed as incurred and expenses related to outstanding principal balances are charged to expenses based on new terms of debt (see c).

In addition, under Argentine GAAP the expenses related to the issuance of negotiable obligations are disclosed net of the respective financial payables. Under U.S. GAAP in accordance with EITF 95-13 these expenses are disclosed under intangible assets.

9.    Settlement of Related-party debt

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

10.    Discounted value of assets

Under Argentine GAAP certain assets and liabilities are to be measured in currency based on the calculation of their discounted value. Until December 31, 2006, minimum presumed income tax credits have been valued following this criterion (see note 2.3.). Under U.S. GAAP, minimum presumed income tax credits are considered as deferred tax assets, as established by SFAS No. 109 “Accounting for Income Taxes”. Such SFAS provides that deferred tax assets should be stated at their current value without discounting (see c).

11.   Sale of the Company’s equity interest in Telinver S.A.

As described in note 14., on November 11, 2005, the Company sold 100% of its shares in Telinver S.A. and other related assets to TPI and TPII, companies controlled by TSA as of such date. As a result of this disposal, the Company has discontinued operations in the advertising exploitation business segment, as the Company continues only with the telecommunications segment.

Under Argentine GAAP, the Company has calculated the difference between the sales price and the book value of the shares transferred and: i) has deferred the recognition of 11 million amount, derived from the Company´s best estimate of possible evolution of the turnover tax claim against Telinver S.A. until the uncertainty resolution, taking into account the sale contract payment terms and clauses dealing with contingencies,  and ii) has recognized the gain as realized income from the transaction.

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

12.    Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109

On July 13, 2006, FASB Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109, was issued. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The new FASB standard also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

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

The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. Earlier application is permitted as long as the enterprise has not yet issued financial statements, including interim financial statements, in the period of adoption. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption of this standard. Only tax positions that meet the more-likely-than-not recognition threshold at the effective date may be recognized or continue to be recognized upon adoption of FIN 48. The cumulative effect of applying the provisions of FIN 48 should be reported as an adjustment to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) for that fiscal year. (See d.)

13.    Regulation

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

14.    Comprehensive Income

The Company has not reported separately comprehensive income because there are no material differences between its net income and comprehensive income as defined by SFAS No. 130.

15.    New accounting pronouncements (U.S. GAAP)

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

ii)    The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115

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

This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted, provided the entity also elects to apply the provisions of FASB Statement No. 157, Fair Value Measurements. The Company does not expect that the adoption of this statement will have a material effect on its financial position or results of operations.

iii)    Business combinations

On December 2007, the FASB issued SFAS No. 141 (Revised 2007) that replaces FASB Statement No. 141, Business Combinations. This Statement retains the fundamental requirements in Statement 141 that the acquisition method of accounting (which Statement 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. Some of the significant changes this new statement makes to how the acquisition method is applied are: (i) recognizing and measuring the assets acquired, the liabilities assumed, and any noncontrolling interest at their fair values; (ii) recognizing assets acquired and liabilities assumed arising from contractual contingencies at the acquisition date, measured at its fair value and (iii) recognizing a gain in the event of a bargain purchase (i.e. previously negative goodwill).

This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is prohibited.

iv)    Noncontrolling Interests in Consolidated Financial Statements

On December 2007, the FASB issued SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements”. This Statement amends ARB 51 to establish accounting and reporting standards for a non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. Also, the Company does not expect that the adoption of this statement will have a material effect on its financial position or results of operations.

v)	Disclosures about Derivative Instruments and Hedging Activities - An amendment of FASB Statement No. 133

On March 19, 2008, the FASB issued SFAS No. 161 “Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133”. This Statement changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows.

This Statement shall be effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Early application is encouraged. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Company does not expect that the adoption of this statement will have a material effect on its financial position or results of operations.

c) The following is a summary of the adjustments to net income and shareholders’ equity that would have been required had U.S. GAAP been applied instead of Argentine GAAP in the accompanying financial statements (amounts expressed in million of Argentine pesos):

	Dec-31-07	Dec-31-06	Dec-31-05
Net income according to financial statements, Argentine GAAP in constant pesos	72	222	767

U.S. GAAP adjustments
Increase (Decrease) due to:
Reversal of inflation restatement and monetary results (see b.1)	414	466	514
Termination benefits (see b.2)	173	—	—
Deferred income tax (b) (see b.3)	(206)	(166)	359
Revenue recognition (see b.4)	2	(1)	8
Service arrangement (see b.5)	8	(8)	—
Financial income/(expense) (a) (see b.6, b.7 and b.8)	15	4	5
Settlement of related-party debt (see b.9)	(11)	(14)	(10)
Discounted value of assets (see b.3 and b.10)	(13)	4	6
Capital contribution (see b.11)	—	(3)	(100)
Other	—	(1)	4
Net income in accordance with U.S. GAAP	454	503	1,553

	Dec-31-07	Dec-31-06
Shareholders’ equity, according to financial statements, Argentine GAAP in constant pesos	2,201	2,129

U.S. GAAP adjustments
Increase (Decrease) due to:
Reversal of inflation restatement and monetary results (see b.1):
— Fixed assets and other assets	(1,879)	(2,288)
— Intangible assets	(1)	(7)
— Trade payables	32	34
— Other receivables	(7)	(8)
Termination benefits (see b.2)	173	—
Deferred income tax (b) (see b.3)	569	775
Revenue recognition (see b.4)	(5)	(7)
Service arrangement (see b.5)	—	(8)

Financial income/(expense):
— Capitalized interest (a) (see b.6)	14	1
— Capitalized exchange differences (see b.7)	(5)	(6)
— Debt refinancing costs (see b.8)	(1)	(2)

Settlement of related-party debt (see b.9)	41	52
Discounted value of assets (see b.3 and 10)	—	13

Shareholders’ equity in accordance with U.S. GAAP	1,132	678

(a)
In the fiscal year ended December 31, 2007 there were 13 million additional gross interest capitalized for U.S. GAAP purposes. In the fiscal years ended December 31, 2006 and 2005 there was no additional gross interest capitalized for U.S. GAAP purposes.  As of December 31, 2007 and 2006, the original value of the adjustment amounts to 46 million and 33 million, respectively, while accumulated depreciation amounts to 32 million and 32 million, respectively.

(b)	Deferred income tax adjustment according to U.S. GAAP:

	(Expense) Income
	Dec-31-07	Dec-31-06	Dec-31-05

U.S. GAAP adjustments to income from continuing operations related to reconciling items:
Reversal of inflation restatement	(145)	(172)	(176)
Termination Benefits	(61)	—	—
Revenue recognition	(1)	—	(3)
Service arrangement	(3)	3	—
Financial income/(expense)	(5)	(1)	(2)
Settlement of related-party debt	4	5	4
Discounted value of assets	5	(1)	(2)
Reversal of valuation allowance (c)	—	—	539
Other	—	—	(1)

Total deferred income tax from continuing operations (expense) / income	(206)	(166)	359

(c)  See note b.3.

	Dec-31-07	Dec-31-06	Dec-31-05

Earnings per share (1):
Under Argentine GAAP (2) (3):
From continuing operations, in constant pesos	0.0103	0.0155	0.0380
From discontinued operations, in constant pesos	0.0000	0.0002	0.0059
Amounts per financial statements in accordance with Argentine GAAP, in constant pesos	0.0103	0.0157	0.0439
Under U.S. GAAP (2) (4)
From continuing operations	0.0650	0.0720	0.2204
From discontinued operations	0.0000	0.0000	0.0020
Net earning per share	0.0650	0.0720	0.2224
Earnings per ADS (1):

Under Argentine GAAP (2) (3):

From continuing operations, in constant pesos	0.4124	1.2543	3.8029
From discontinued operations, in constant pesos	0.0000	0.0172	0.5899
Amounts per financial statements in accordance with Argentine GAAP, in constant pesos	0.4124	1.2715	4.3928

Under U.S.GAAP (2) (4):

From continuing operations	2.6002	2.8808	8.8142
From discontinued operations	0.0000	0.0000	0.0802
Net earnings per ADS	2.6002	2.8808	8.8944

Weighted average number of shares outstanding for US GAAP calculation purposes	6,984,200,296	6,984,200,296	6,984,200,296

Weighted average number of ADS outstanding for US GAAP calculation purposes	174,605,007	174,605,007	174,605,007

Weighted average number of shares outstanding for Argentine GAAP calculation purposes	6,984,200,296	14,131,046,354	17,460,500,740

Weighted average number of ADS outstanding for Argentine GAAP calculation purposes	174,605,007	174,605,007	174,605,007

(1)	Diluted earnings per share and ADS are the same as earnings per share, as there are no outstanding options to purchase shares.
(2)	Amounts expressed in Argentine pesos.
(3)	See Note 2.2.m).
(4)
Under U.S. GAAP, the Company calculated the net earnings per share and per ADS on the basis of weighted average of common outstanding shares (net of the common treasury shares) computing retroactively the effects as of January 1, 2005, considering the redemption of outstanding shares carried out as a result of the voluntary capital stock reduction and the change in the face value of the shares (see note 6.).

d)   Other significant U.S. GAAP disclosure requirements.

The following represent additional financial statements disclosures required under U.S. GAAP.

1)   Income tax:

The following table presents the components of the Company’s deferred tax balance from continuing operations (based on a U.S. GAAP balance sheet).

	Dec-31-07	Dec-31-06
Deferred tax assets:
Allowance for doubtful accounts	56	46
Contingencies and other nondeductible accruals and reserves	283	228
Income tax loss carryforwards and tax on minimum presumed income credits	192	466
Income tax on specific tax loss carryforwards resulting from the disposal of shares	5	—
Deferred revenues	40	45
Debt refinancing costs	—	1
Derivative instruments	2	2

	578	788
Allowance for specific tax loss carryforwards	(5)	—

	573	788

Deferred tax liabilities:
Differences between tax and book basis of assets	101	123
Capitalized interest	5	1
Dismissal accrual for tax purposes	13	13
Settlement of related party debt	14	18
Other	2	2

	135	157

Net deferred assets from continuing operations (1)	438	631

(1)
As of December 31, 2007 the net current tax assets amount to 169 million and the net non-current tax assets amount to 269 million. As of December 31, 2006 the net current tax assets amount to 423 million and the net non-current tax assets amount to 208 million.

	Dec-31-07	Dec-31-06	Dec-31-05

Income tax expense from continuing operations at the statutory income tax rate in accordance with U.S. GAAP	(237)	(273)	(282)
Permanent differences:
Reversal of allowance for deferred tax assets	—	—	1,013
Non taxable earnings/Non deductible expenses	13	(5)	3

Income tax (expense) / benefit from continuing operations	(224)	(278)	734

As of December 31, 2007, the Company implemented FIN48. As a result of implementing such interpretation, the Company has no impact on its financial condition and results of operations. The Company files income tax returns in Argentina. The Company is no longer subject to new income tax examinations by tax authorities for years before 2001.  The tax years 2002 and beyond remain subject to examination by the Argentine Revenue Agency (AFIP).

The Company will recognize any interest and penalties related to uncertain tax positions in financial expense. Management does not believe there will be any material changes related to uncertain tax positions over the next 12 months.

2)	Loans to directors and employees:

Loans to the Company’s directors and employees were as follows:

	Dec-31-07	Dec-31-06
Balance in Argentine pesos	7	6

There were no loans to individuals in excess of US$ 100,000.

3)	Disclosures about fair value:

U.S. GAAP requires disclosure of the estimated fair value of Company’s financial instruments (see notes 2.2.b) and 2.2.i) for disclosure of fair value of financial instruments). The following methods and assumptions were used to estimate the fair value of each class of financial instruments.

The carrying amounts of cash, cash equivalents and current receivables and payables are considered to approximate to their fair values.

The fair value of government securities and corporate debt securities is based on quoted market prices for those investments:

	As of December 31,
	2007		2006
	Carrying amount	Fair value	Carrying amount	Fair value
Government securities	39	39	45	45
Corporate debt securities	240	240	-	-

The fair value estimated by the Company for other instruments is as follows:

	Dec-31-07	Dec-31-06
Negotiable obligations (quoted prices)	1,579	2,250
Negotiable obligations (carrying amounts)	1,520	2,125
Long-term financing (fair values)	50	52
Long-term financing (carrying amounts)	61	61
Foreign bank loans (fair values)	116	146
Foreign bank loans (carrying amounts)	102	122

The carrying amounts of financial instruments and bank and financial debt other than those previously mentioned are considered to approximate to their fair values.

4)	Operating Leases

The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2007:

Year ending December 31:	2007
2008	22
2009	18
2010	14
2011	10
2012	6
Later years	2
Total minimum payments required	72
5)	Intangible assets

The expected amortization amount for the intangible assets in operation as of December 31, 2007 included in Note 19.b) is as follows

2008	46
2009	38
2010	18

e)  Business Segment Information

As from the disposal of Telinver S.A. described in Note 14., the Company continues only with the telecommunications segment.

Under U.S. GAAP, FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" requires that the Company presents certain information related with its products.

The Company prepares, for internal reporting purposes, limited financial information (primarily revenues) based on its different services including basic telephone service, special services and access charges, among others. The Company does not currently allocate all relevant costs to such services nor does management use such information for making asset allocation decisions. Accordingly, they are not deemed to be operating segments as defined in SFAS No. 131.

	2007
	Telecomunications	Reconciliation to U.S. GAAP statement of operations	Total
Basic telephone service
Measured service	1,094	(43)	1,051
Monthly basic charges	869	(34)	835
Special services	803	(20)	783
Public phones	135	(5)	130
Access charges	711	(28)	683
International long- distance service	230		230
Direct lines	129	(5)	124
Other	215	(10)	205

Total	4,186	(145)	4,041

	2006
	Telecomunications	Reconciliation to U.S. GAAP statement of operations	Total
Basic telephone service
Measured service	975	(39)	936
Monthly basic charges	832	(33)	799
Special services	653	8	661
Public phones	163	(6)	157
Access charges	654	(26)	628
International long- distance service	203		203
Direct lines	132	(5)	127
Other	234	(9)	225

Total	3,846	(110)	3,736

	2005
	Telecomunications	Reconciliation to U.S. GAAP statement of operations	Total
Basic telephone service
Measured service	923	(37)	886
Monthly basic charges	787	(32)	755
Special services	525	23	548
Public phones	185	(7)	178
Access charges	531	(22)	509
International long- distance service	208		208
Direct lines	119	(5)	114
Other	186	(6)	180

Total	3,464	(86)	3,378

f)	Balance sheet under U.S. GAAP. Condensed balance sheets determined under U.S. GAAP as of December 31, 2007 and 2006 are presented as follows:

Balance Sheet under U.S. GAAP	Dec-31-07	Dec-31-06

Cash	15	23
Investments	410	271
Trade receivables	590	450
Other receivables (1)	247	491
Inventories	8	3
Other assets	4	4
Current assets	1,274	1,242

Trade receivables	-	1
Other receivables (2)	284	227
Fixed assets	2,962	2,966
Intangible assets	173	189
Non current assets	3,419	3,383

Assets from discontinued operations	16	16

Total assets	4,709	4,641

Balance Sheet under U.S. GAAP	Dec-31-07	Dec-31-06

Trade payables	789	674
Bank and financial payables	510	793
Payroll and social security taxes payable	168	130
Taxes payable	224	162
Other payables	54	75
Reserves	53	80
Current liabilities	1,798	1,914

Trade payables	121	102
Bank and financial payables	1,176	1,550
Payroll and social security taxes payable	52	15
Other payables	18	28
Reserves	401	319
Non current liabilities	1,768	2,014

Liabilities from discontinued operations	11	35

Total liabilities	3,577	3,963

Shareholders’ equity	1,132	678

Total liabilities and shareholders’ equity	4,709	4,641

(1)	Includes 169 million and 423 million of deferred net tax assets and 78 million and 68 million of other receivables as of December 31, 2007 and 2006, respectively.
(2)	Includes 269 million and 208 million of deferred net tax assets as of December 31, 2007 and 2006, respectively.

g)	Statement of operations under U.S. GAAP:

Under U.S. GAAP, items included in “Other expenses, net”, are deducted from the line Operating Income.

Under U.S. GAAP, turnover tax is classified net in “Net revenues”.

Condensed statements of operations determined under U.S. GAAP for the fiscal years ended 2007, 2006 and 2005 are presented as follows:

	Dec-31-07	Dec-31-06	Dec-31-05

Net revenues	4,041	3,736	3,378
Cost of services provided	(1,911)	(1,875)	(1,614)

Gross profit	2,130	1,861	1,764
Administrative expenses	(499)	(387)	(357)
Selling expenses	(622)	(380)	(294)
Exchange differences, net	(3)	(1)	2

Operating Income	1,006	1,093	1,115
Loss on equity investments	—	(1)	—
Financial income on assets	83	90	47
Financial loss on liabilities	(411)	(401)	(357)

Income before income tax from continuing operations	678	781	805
Income tax from continuing operations	(224)	(278)	734

Net income for the year from continuing operations	454	503	1,539

Loss from discontinued operations	—	—	(4)
Income tax from discontinued operations	—	—	18

Net income for the year	454	503	1,553

19.           OTHER FINANCIAL STATEMENT INFORMATION

The following tables present additional financial statement disclosures required under Argentine GAAP:

a)	Fixed assets
b)	Intangible assets
c)	Investments in shares, securities issued in series and holdings in other companies
d)	Other investments
e)	Allowances and accruals
f)	Cost of good sold
g)	Assets and liabilities in foreign currency
h)	Expenses incurred

a)	Fixed assets
TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2007

(amounts stated in millions of Argentine pesos, restated as described in note 2.1.)

	Original value
Main account	Amounts at beginning of year (3)	Increases	Net Retirements	Transfers	Amounts at end of year

Land	111	-	-	-	111
Buildings	1,724	-	-	5	1,729
Switching equipment	4,235	-	(4)	86	4,317
Transmission equipment	4,224	-	(7)	159	4,376
Network installation	7,639	-	(9)	38	7,668
Telephones, switchboards, booths and others	730	36	(40)	59	785
Furniture and office equipment (2)	484	1	-	53	538
Automobiles	61	1	-	-	62
Work in process (2)	313	380	-	(255)	438
Materials (1)	50	187	(56)	(130)	51
Prepayments to vendors	15	22	-	(15)	22
Total	19,586	627	(116)	-	20,097

	Depreciation
Main account	Accumulated at beginning of year (3)	Useful life (in years)	For the year	Retirements	Accumulated at end of year	Net book value at end of year

Land	-	-	-	-	-	111
Buildings	604	50	41	-	645	1,084
Switching equipment	3,915	10	140	(4)	4,051	266
Transmission equipment	3,317	10	237	(7)	3,547	829
Network installation	5,380	15	437	(4)	5,813	1,855
Telephones, switchboards, booths and others	657	5 – 7	81	(40)	698	87
Furniture and office equipment (2)	458	1 – 3	38	-	496	42
Automobiles	43	5	10	-	53	9
Work in process (2)	-	-	-	-	-	438
Materials (1)	-	-	-	-	-	51
Prepayments to vendors	-	-	-	-	-	22
Total	14,374		984	(55)	15,303	4,794

(1)	Net of 17 million of obsolescence allowance.
(2)	See note 2.3.
(3)	Includes Furniture and office equipment assets transferred to Telephones, switchboards, booths and others for 39 million and 20 million, corresponding to original value and depreciation, respectively.

a)	Fixed assets (Cont.)
TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2006

(amounts stated in millions of Argentine pesos, restated as described in note 2.1.)

	Original value
Main account	Amounts at beginning of year (5)	Increases	Net Retirements	Transfers (3)	Amounts at end of year

Land	113	-	-	(2)	111
Buildings	1,725	-	(5)	4	1,724
Switching equipment	4,192	-	(5)	48	4,235
Transmission equipment	4,058	1	(1)	166	4,224
Network installation	7,588	-	(17)	68	7,639
Telephones, switchboards, booths and others	686	29	(15)	30	730
Furniture and office equipment (4)	440	1	-	43	484
Automobiles	57	5	(1)	-	61
Work in process (1) (4)	271	322	-	(280)	313
Materials (2)	57	117	(51)	(73)	50
Prepayments to vendors	19	13	-	(17)	15
Total	19,206	488	(95)	(13)	19,586

	Depreciation
Main account	Accumulated at beginning of year (5)	Useful life (in years)	For the year	Retirements	Transfers (3)	Accumulated at end of year	Net book value at end of year

Land	-	-	-	-	-	-	111
Buildings	566	50	42	(2)	(2)	604	1,120
Switching equipment	3,751	10	169	(5)	-	3,915	320
Transmission equipment	3,046	10	272	(1)	-	3,317	907
Network installation	4,960	15	437	(17)	-	5,380	2,259
Telephones, switchboards, booths and others	644	5 – 7	28	(15)	-	657	73
Furniture and office equipment (4)	427	1 – 3	31	-	-	458	26
Automobiles	34	5	10	(1)	-	43	18
Work in process (1) (4)	-	-	-	-	-	-	313
Materials (2)	-	-	-	-	-	-	50
Prepayments to vendors	-	-	-	-	-	-	15
Total	13,428		989	(41)	(2)	14,374	5,212

(1)	Capitalized interests in work in process amount to 9 million. See note 2.2.f).
(2)	Net of 22 million of obsolescence allowance.
(3)	Includes 5 million of real property intended for sale (see note 2.2.e) and 6 million transferred to intangible assets.
(4)	See note 2.3.
(5)	Includes Furniture and office equipment assets transferred to Telephones, switchboards, booths and others for 26 million and 17 million, corresponding to original value and depreciation, respectively.

a)      Fixed assets (Cont.)
TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2005

(amounts stated in millions of Argentine pesos, restated as described in note 2.1.)

	Original value
Main account	Amounts at beginning of year (5)	Discontinued operations (3)	Amounts at beginning of year from continuing activities	Increases	Net Retirements	Transfers	Amounts at end of year

Land	117	(4)	113	-	-	-	113
Buildings	1,740	(17)	1,723	-	-	2	1,725
Switching equipment	4,149	-	4,149	-	(11)	54	4,192
Transmission equipment	3,890	-	3,890	1	(1)	168	4,058
Network installation	7,559	-	7,559	-	-	29	7,588
Telephones, switchboards and booths	641	-	641	28	(5)	22	686
Furniture and office equipment (4)	436	(31)	405	-	-	35	440
Automobiles	33	-	33	24	-	-	57
Work in process (1) (4)	269	-	269	253	-	(251)	271
Materials (2)	87	-	87	73	(44)	(59)	57
Prepayments to vendors	12	-	12	7	-	-	19
Total	18,933	(52)	18,881	386	(61)	-	19,206

	Depreciation
Main account	Accumulated at beginning of year (5)	Discontinued operations (3)	Amounts at beginning of year from continuing activities	Useful life (in years)	For the year	Retirements	Accumulated at end of year	Net book value at end of year

Land	-	-	-	-	-	-	-	113
Buildings	535	(10)	525	50	41	-	566	1,159
Switching equipment	3,557	-	3,557	10	205	(11)	3,751	441
Transmission equipment	2,770	-	2,770	10	277	(1)	3,046	1,012
Network installation	4,526	-	4,526	15	434	-	4,960	2,628
Telephones, switchboards and booths	635	-	635	5 – 7	14	(5)	644	42
Furniture and office equipment (4)	439	(30)	409	1 – 3	18	-	427	13
Automobiles	27	-	27	5	7	-	34	23
Work in process (4)	-	-	-	-	-	-	-	271
Materials (2)	-	-	-	-	-	-	-	57
Prepayments to vendors	-	-	-	-	-	-	-	19
Total	12,489	(40)	12,449		996	(17)	13,428	5,778

(1)	Capitalized interests in work in process amount to 11 million. See note 2.2.f).
(2)	Net of 21 million of obsolescence allowance.
(3)	See note 14.
(4)	See note 2.3.
(5)	Includes Furniture and office equipment assets transferred to Telephones, switchboards, booths and others for 15 million and 15 million, corresponding to original value and depreciation, respectively.

b)       Intangible assets

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2007

(amounts stated in millions of Argentine pesos, restated as described in note 2.1.)

	Original cost
Main account	At beginning of year	Increases	Transfers	At end of year

Trademarks	1	-	-	1
License (frequencies)	59	-	-	59
No competition obligation	2	-	-	2
IT applications (1)	792	-	108	900
IT applications in process (1)	111	63	(108)	66
Total	965	63	-	1,028

	Amortization
Main account	At beginning of year	Annual rate (%)	For the year	At end of year	Net book value at end of year

Trademarks	-	-	-	-	1
License (frequencies)	56	14	2	58	1
No competition obligation	1	14	-	1	1
IT applications (1)	718	33	82	800	100
IT applications in process (1)	-	-	-	-	66
Total	775		84	859	169

(1) See note 2.3.

b) Intangible assets (Cont.)
TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2006

(amounts stated in millions of Argentine pesos, restated as described in note 2.1.)

	Original cost
Main account	At beginning of year	Increases	Transfers (1)	At end of year

Trademarks	1	-	-	1
License (frequencies)	59	-	-	59
No competition obligation	2	-	-	2
IT applications (2)	778	1	13	792
IT applications in process (2)	39	79	(7)	111
Total	879	80	6	965

	Amortization
Main account	At beginning of year	Annual rate (%)	For the year	At end of year	Net book value at end of year

Trademarks	-	-	-	-	1
License (frequencies)	55	14	1	56	3
No competition obligation	-	14	1	1	1
IT applications (2)	645	33	73	718	74
IT applications in process (2)	-	-	-	-	111
Total	700		75	775	190

(1) Includes 6 million transferred from fixed assets.
(2) See note 2.3.

b)       Intangible assets (Cont.)
TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2005

(amounts stated in millions of Argentine pesos, restated as described in note 2.1.)

	Original cost
Main account	At beginning of year	Discontinued operations (3)	Amounts at beginning of year from continuing activities	Net Retirements(1)	Increases		Transfers	At end of year

Trademarks	11	(3)	8	(7)	-		-	1
Assignment of rights	22	(22)	-	-	-		-	-
No competition obligation	6	(5)	1	-	1		-	2
IT applications (4)	603	-	603	-	13		162	778
IT applications in process (4)	127	-	127	-	74		(162)	39
License (frequencies)	59	-	59	-	-		-	59
Total	828	(30)	798	(7)	88	(2)	-	879

	Amortization
Main account	At beginning of year	Discontinued operations (3)	Amounts at beginning of year from continuing activities	Annual rate (%)	For the year	Retirements(1)	At end of year	Net book value at end of year

Trademarks	8	(2)	6	-	-	(6)	-	1
Assignment of rights	16	(16)	-	-	-	-	-	-
No competition obligation	4	(4)	-	14	-	-	-	2
IT applications (4)	578	-	578	33	67	-	645	133
IT applications in process (4)	-	-	-	-	-	-	-	39
License (frequencies)	53	-	53	14	2	-	55	4
Total	659	(22)	637		69	(6)	700	179

(1)  In 2005, as a result of the transaction mentioned in note 14., the Company transferred certain trademarks to Telinver S.A.
(2)  Includes 1 million transferred from other receivables.
(3)  See note 14.
(4)  See note 2.3.

c)       Investments in shares, securities issued in series and holdings in other companies

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2007 AND 2006

(amounts stated in millions of Argentine pesos)

	2007				2006
Name and features	Face value of shares	Number of securities	Cost	Book Value	Book Value

Current assets (1)

Government securities – Discount bond	$US1.0	9,814,114	-	30	31
Government securities – GDP – related securities	$US1.0	24,555,228	-	9	5
Government securities – Pro 13 bond	-	-	-	-	9
Negotiable obligations of TMA S.A.	$US1.0	74,963,045	-	240	-
E-Commerce Latina S.A.	-	-	-	-	-
Total current				279	45
Total				279	45

(1)   See note 2.2.b).

d)       Other investments
TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2007 AND 2006

(amounts stated in millions of Argentine pesos)

	Dec-07	Dec-06
Main account and features	Book value

Current investments:

Foreign currency deposits (note 19.g)	51	33
Local currency deposits	80	-
Foreign currency mutual funds (note 19.g)	-	192
Local currency mutual funds	-	1
Total	131	226

e)       Allowances and accruals

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2007 AND 2006

(amounts stated in millions of Argentine pesos)

	2007
Account	Balance at beginning of year	Increases and transfers		Decreases		Balance at end of year

Deducted from current assets:
For doubtful accounts	155	63		(39)		179
For impairment in value and slow turnover	2	-		-		2
	157	63		(39)		181
Deducted from noncurrent assets:
For doubtful accounts	3	-		(1)		2
	3	-		(1)		2
Total	160	63	(1)	(40	) (2)	183
Included in current liabilities:
Reserves	80	5	(3)	(32)		53

Included in noncurrent liabilities:
Allowance for specific tax loss carryforward	-	5		-		5
Reserves	319	156	(3)	(74)		401
	319	161		(74)		406
Total	399	166		(106	) (4)	459

	2006
Account	Balance at beginning of year	Increases		Decreases		Balance at end of year

Deducted from current assets:
For doubtful accounts	137	60	(1)	(42	) (2)	155
For impairment in value and slow turnover	2	-		-		2
	139	60		(42)		157
Deducted from noncurrent assets:
For doubtful accounts	4	1	(1)	(2	) (2)	3
	4	1		(2)		3
Total	143	61		(44)		160
Included in current liabilities:
Reserves	100	7		(27	) (4)	80

Included in noncurrent liabilities:
Reserves	203	170		(54)		319
Total	303	177	(3)	(81)		399

(1)	Included in selling expenses in the statement of operations.
(2)	In 2007 and 2006, includes 13 million and 26 million, respectively, for recovery of doubtful accounts.
(3)
In 2007 and 2006, includes 44 million and 99 million disclosed under “Other expenses, net” and 102 million and 78 million disclosed under “Financial expense and holding losses on liabilities”, respectively, in the statement of operations. Additionally, in 2007 includes transfers amounting to 15 million.

(4)	In 2007 and 2006, includes 19 million and 22 million, respectively, disclosed under “Other expenses, net” in the statement of operations, related to reversal of reserves.

e)       Allowances and accruals
TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2005

(amounts stated in millions of Argentine pesos)

Account	Balance at beginning of year	Discontinued operations (6)	Balance at beginning of year from continuing activities	Increases		Transfers	Decreases		Balance at end of year

Deducted from current assets:
For doubtful accounts	149	(6)	143	77	(1)	-	(83	) (2)	137
For impairment in value and slow turnover	3	-	3	-		-	(1)		2
	152	(6)	146	77		-	(84)		139
Deducted from noncurrent assets:
For doubtful accounts	10	(1)	9	4	(1)	-	(9	) (2)	4
For other receivables – Impairment of Patriotic Bond	56	-	56	3	(5)	-	(59)		-
	66	(1)	65	7		-	(68)		4
Total	218	(7)	211	84		-	(152)		143
Included in current liabilities:
Reserves	4	(4)	-	-		100	-		100

Included in noncurrent liabilities:
Allowance of deferred taxes (4)	500	(26)	474	-		-	(474)		-
Reserves	267	-	267	71		(100)	(35)		203
Total	771	(30)	741	71	(3)	-	(509)		303

(1)	Included in selling expenses in the statement of operations.
(2)	Includes 61 million for recovery of doubtful accounts.
(3)	Includes 56 million disclosed under “Other expenses, net” and 13 million disclosed under “Financial income/(expense) and holding (losses) on liabilities” in the statement of operations.
(4)	See note 2.2.j).
(5)	Net of 2 million, disclosed under “Financial income and holding gains/(losses) on assets – Exchange differences” in the statement of operations.
(6)	See note 14.

f)        Cost of good sold

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2007, 2006 AND 2005

(amounts stated in millions of Argentine pesos)

	Dec-07	Dec-06	Dec-05

Inventories at beginning of year	5	5	11

Inventories at beginning of year from discontinued operations	-	-	(3)

Purchases	16	13	13

Subtotal	21	18	21

Inventories at end of year	(10)	(5)	(5)
Total (note 3.1.l)	11	13	16

g)       Assets and liabilities in foreign currency

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2007 AND 2006

(amounts stated in millions of Argentine pesos)

	2007				2006
	Amount in units of foreign currency (1) (in millions)	Currency	Exchange rate	Book value in millions of pesos	Amount in units of foreign currency (1) (in millions)	Currency	Book value in millions of pesos
ASSETS
Current assets
Cash
Banks	-	US$	3.151000	2	-	US$	1

Investments
Foreign currency deposits	16	US$	3.151000	51	11	US$	33
Government securities	12	US$	3.151000	39	12	US$	36
Mutual funds	-	-	-	-	62	US$	192
Negotiable obligations of TMA S.A.	76	US$	3.151000	240	-	-	-

Trade receivables	13	US$	3.151000	41	15	US$	47
	-	SDR	4.973790	1	1	SDR	3
Other receivables
Related companies	3	US$	3.151000	11	3	US$	8
Prepayment to vendors (2)	3	EURO	4.631500	15	3	EURO	13
Financial instruments	-	-	-	-	-	US$	1
Other	1	US$	3.151000	3	1	US$	2
Total current assets				403			336
Noncurrent assets

Other receivables
Other	1	US$	3.151000	2	1	US$	2
Total noncurrent assets				2			2
Total assets				405			338
LIABILITIES
Current liabilities
Trade payables	52	US$	3.151000	165	47	US$	144
	1	EURO	4.631500	4	2	EURO	9
	-	-	-	-	1	BRL	1
	-	SDR	4.973790	1	-	SDR	1
	6	¥	0.027926	-	-	-	-

Bank and financial payables	136	US$	3.151000	430	204	US$	627
	1,069	¥	0.027926	29	1,088	¥	28
	2	EURO	4.631500	10	2	EURO	8
Other payables
Related companies	3	EURO	4.631500	13	3	EURO	12
	-	-	-	-	-	US$	1
Financial instruments	3	US$	3.151000	9	4	US$	11
Others	(2)	US$	3.151000	(5)	-	-	-
Total current liabilities				656			842
Noncurrent liabilities
Trade payables	1	US$	3.151000	3	1	US$	3

Bank and financial payables	347	US$	3.151000	1,094	474	US$	1,455
	2,593	¥	0.027926	73	3,630	¥	94
	11	EURO	4.631500	51	13	EURO	53

Other payables
Related companies	-	EURO	4.631500	2	-	-	-
Financial instruments	2	US$	3.151000	7	5	US$	14
Total noncurrent liabilities				1,230			1,619
Total liabilities				1,886			2,461

(1) Includes figures less than 1 million in foreign currency.
(2) In 2007 and 2006, includes 15 million and 12 million, respectively, corresponding to prepayment to vendors for purchases of fixed assets (see note 19.a).

US$:	U.S. dollars	¥:	Yens
EURO:	European Currency	SDR:	Special Drawing Rights
BRL:	Brazilian Reals

h)       Expenses incurred

TELEFONICA DE ARGENTINA S.A.

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(amounts stated in millions of Argentine pesos)

	2007						2006	2005
ACCOUNT	OPERATING EXPENSES		ADMINISTRATIVE EXPENSES	SELLING EXPENSES	OTHER EXPENSES, NET	TOTAL	TOTAL	TOTAL

Salaries and social security taxes	452		86	139	-	677	572	447
Other payroll expenses	4		4	1	-	9	7	9
Fixed assets depreciation	853		4	127	-	984	989	996
Fees and payments for services	478	(1)	260	131	-	869	805	705
Taxes (3)	51		1	172	-	224	221	200
Advertising	-		-	119	-	119	84	75
Directors’ and statutory auditors’ payments	-		23	-	-	23	6	5
Insurance	-		16	-	-	16	13	13
Material consumption and other expenditures	81		5	6	-	96	80	66
Management fee	54		7	-	-	61	74	75
Transportation	39		1	-	-	40	27	25
Rentals	30		2	2	-	34	34	32
Commissions	-		-	28	-	28	26	25
Allowance for doubtful accounts	-		-	63	-	63	61	81
Recovery of doubtful accounts (2)	-		-	(23)	-	(23)	(35)	(75)
Tax on bank transactions	-		41	-	-	41	35	32
Net book value of fixed assets retired	-		-	-	5	5	3	-
Intangible assets amortization	63		19	2	-	84	75	69
Employee terminations (4)	-		-	-	361	361	35	13
Other	-		-	-	51	51	81	51
Total 2007	2,105		469	771	419	3,762
Total 2006	2,140		417	517	119		3,193
Total 2005	1,964		394	422	64			2,844
(1) See note 10.b).
(2) In 2007, 2006 and 2005 it includes 10 million, 9 million and 14 million related to collections from customers written off as of December 31, 2006, 2005 and 2004, and to other recoveries, respectively.
(3) In 2007, 2006 and 2005 includes 154 million, 144 million and 132 million of turnover tax.
(4) Includes 253 million related to the early retirement plan amended in mid-2007. See note 16.