Form 20-F
period 2008-12-31
TELEFONICA OF ARGENTINA INC
filed 2009-04-17
CIK 914242

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

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
_____________
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

FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS

This annual report on Form 20-F (the “Annual Report”) contains certain “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) which are based largely on the expectations of Telefónica de Argentina S.A. (the “Company,” “we” or “us”). Such forward-looking information is subject to risks and uncertainties that could significantly affect both our expectations and actual results. Actual results could differ materially from these forward-looking statements as a result of foreseen and unforeseen factors. There can be no assurance that events anticipated in any forward-looking statement will occur. Some of these forward-looking statements include forward-looking phrases such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “foresees,” “intends,” “may,” “should” or “will continue,” or similar expressions or the negatives thereof or other variations on these expressions, or similar terminology, or discussions of strategy, plans or intentions. These statements also include descriptions in connection with, among other things:

•	the renegotiation of our contract with the Argentine government and the future regulatory framework;

•	anticipated revenues, capital expenditures, future cash flows and financing requirements;

•	the economic and political developments in Argentina (including the effects of the devaluation and any future restrictions on payments abroad that may affect us);

•	global economic developments, including cyclical downturns and financial crises;

•	the effect of inflation and currency volatility on our financial condition and results of operations;

•	the implementation of our business strategy;

•	descriptions of new services and anticipated demand for services and other changes in rates and tariff regulations and charges for telecommunication services;

•	descriptions of the expected effects of our competitive strategies and descriptions of the effect of the liberalization of the Argentine telecommunications industry; and

•	the impact of actions taken by our competitors and other third parties, including courts and other governmental authorities.

Such statements reflect our current views regarding future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that forward-looking statements may express or imply, for example:

•	the current economic stability in Argentina;

•	the current international economic crisis;

•	our contract renegotiation process with the Argentine government;

•	inflation;

•	the volatility of the Argentine peso;

•	changes in financial regulation;

•	changes in telecommunications regulation;

•	revocation of our license to provide telecommunications services; and

•	the outcome of pending legal claims against us.

Some of these risk factors are discussed in more detail in this Annual Report, including under “Item 3. Key Information—Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” If one or more of these risks or uncertainties affects future events and circumstances, or if underlying assumptions do not materialize, actual results may materially differ from those described in this Annual Report as anticipated, believed, estimated or expected. We have no plans to update any industry information or forward-looking statements set out in this Annual Report and have no obligation to update any such statements.

PRESENTATION OF FINANCIAL INFORMATION

In December 2008, we acquired a 100.0% equity interest in the capital stock of our affiliated company Telefónica Data Argentina S.A. (“TDA S.A.”), a company dedicated to the supply of telecommunication services in its own name or on behalf of third parties. (See “Item 4. Information on the Company—Our History and Development—Purchase of TDA S.A.”) As a consequence of the TDA S.A. total capital stock acquisition, we are presenting consolidated financial statements for the fiscal year ended December 31, 2008, which have been prepared considering TDA S.A.’s balance sheet as of December 31, 2008 and operations of this company since its acquisition until December 31, 2008. The information presented for comparative purposes relates to our financial statements on an unconsolidated basis.

Our audited consolidated financial statements as of and for the fiscal year ended December 31, 2008 and our unconsolidated financial statements as of December 31, 2007 and for the fiscal years ended December 31 2007 and 2006, and the Notes thereto (the “Annual Consolidated Financial Statements”) are set forth on pages F-1 through F-68 of this Annual Report.

Our Annual Consolidated Financial Statements as of and for the fiscal years ended December 31, 2008, 2007 and 2006 included in this Annual Report were audited by Pistrelli, Henry Martin y Asociados S.R.L., Member Firm of Ernst & Young Global (“Ernst & Young”). Ernst & Young’s audit report dated March 31, 2009 is included in this Annual Report.

In this Annual Report, references to “$,” “U.S.$,” “U.S. dollars” and “dollars” are to United States dollars and references to “Ps.” or “pesos” are to Argentine pesos. References to “euro” or “€” are to the currency of the European Economic and Monetary Union and references to “¥” or “yen” are to Japanese yen. Percentages and some currency amounts in this Annual Report were rounded for ease of presentation. The effect of this rounding is not material.

For the fiscal years ended December 31, 2008, 2007 and 2006 we use the exchange rate for our balance sheets and income statements as of each date or period-end quoted by the Banco Central de la República Argentina (the “Central Bank” or “BCRA”), in its Communication A3500 (the “BCRA exchange rate”). For the explanation how this exchange rate is calculated see: http://www.bcra.gov.ar/pdfs/comytexord/A3500.pdf (the instructions are in Spanish). For the fiscal years ended December 31, 2005 and 2004, our balance sheets and income statements use the exchange rate as of each relevant date or period-end quoted by Banco de la Nación Argentina (“Banco Nación”). The change was mainly due to the fact that since the fiscal year 2006 almost all our operations and transactions are made with the BCRA exchange rate. The difference between the Banco Nación and the BCRA exchange rate is not material. Figures presented elsewhere in this Annual Report are translated taking into account the above mentioned sources.

As of December 31, 2008, the BCRA exchange rate was Ps.3.4537 per U.S.$1.00 and as of April 15, 2009 such exchange rate was Ps.3.6772 per U.S.$1.00. As of December 31, 2008 the Banco Nación exchange rate was Ps.3.453 per U.S.$1.00 and as of April 15, 2009 such exchange rate was Ps.3.677 per U.S.$1.00. As of December 31, 2008 the yen exchange rate was Ps.0.038128 per ¥1.00 and as of December 31, 2008 the euro exchange rate was Ps.4.7907 per €1.00. The reader should not construe the translation of currency amounts in this Annual Report to be representations that the peso amounts actually represent U.S. dollar amounts or that any person could convert the peso amounts into U.S. dollars at the rate indicated or at any other exchange rate. See “Item 3. “Key Information—Selected Financial Data—Exchange Rate Information.”

World Wide Web addresses contained in this Annual Report are for explanatory purposes only and they (and the content contained therein) do not form a part of, and are not incorporated by reference into, this Annual Report.

PART I

ITEM 1.         IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.         OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.         KEY INFORMATION

A. Selected Financial Data

The following tables set forth our selected financial and operating information for the fiscal years ended December 31, 2008, 2007, 2006, 2005 and 2004 and should be read in conjunction with, and are qualified in their entirety by reference to, our Annual Consolidated Financial Statements and “Item 5. Operating and Financial Review and Prospects.” As a consequence of the TDA S.A. total capital stock acquisition, we are presenting consolidated financial statements for the present fiscal year ended December 31, 2008, which have been prepared considering TDA S.A.’s balance sheet as of December 31, 2008 and the operations of this company since its acquisition until December 31, 2008. The information presented for comparative purposes relates to our financial statements on an unconsolidated basis. The financial information presented as of December 31, 2006 and as of and for the fiscal years ended December 31, 2005 and 2004, which have been included in the selected financial and operating information for comparative purposes, were derived from our audited financial statements that are not included in this Annual Report.

We maintain our financial books and records and publish our financial statements in pesos and prepare our financial statements to conform to generally accepted accounting principles in effect in the City of Buenos Aires, Argentina, as issued by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”) and Comisión Nacional de Valores (the National Securities Commission, or “CNV”) rules. Accounting rules issued by the CNV may differ from time to time in the treatment of specific matters from the CPCECABA rules, which are professional accounting rules. This Annual Report sometimes refers to those professional accounting principles as “Argentine GAAP.” The financial statements included in this Annual Report have been prepared according to Argentine GAAP. Argentine GAAP differs from accounting principles generally accepted in the United States (“U.S. GAAP”). Such differences involve methods of measuring the amounts shown in the Annual Consolidated Financial Statements, as well as additional disclosures required by U.S. GAAP and Regulation S-X of the Securities and Exchange Commission (the “SEC”). For example, one of the reasons why our shareholders’ equity under U.S. GAAP is lower than under Argentine GAAP in 2008, 2007, 2006 and 2005 and why our shareholders’ equity under U.S. GAAP was negative in 2004, is because of the elimination of inflation accounting under U.S. GAAP. Note 19 to our Annual Consolidated Financial Statements provides a summary of this and other significant differences between Argentine GAAP and U.S. GAAP as they relate to us, including the impact of such differences on our net income and shareholders’ equity.

According to generally accepted accounting principles applied by Telefónica, S.A. (“Telefónica” or “TSA”), the Company’s parent company, for purposes of its consolidated annual financial statements for its own financial reporting, Argentina did not meet the definition of a highly inflationary economy in any of the years from 2002 through 2008, inclusive. Therefore, Telefónica incorporates, for consolidation purposes, our balances without computing any adjustments for the inflation experienced during those fiscal years. In line with this, and for our own U.S. GAAP reconciliation, we have elected not to use the alternative of maintaining the 2003 and 2002 inflation adjustment that the SEC permits for countries such as Argentina, where local financial statements are presented restated for inflation. In accordance with CNV rules, we have restated our financial statements for inflation until February 28, 2003. Therefore, we have included in our U.S. GAAP reconciliation for the fiscal years ended December 31, 2008, 2007, 2006, 2005 and 2004 an adjustment eliminating the effects of the inflation computed during the fiscal year ended December 31, 2002 and for the period January through February 2003.

 Until December 31, 2004, we issued consolidated annual financial statements, including financial information of Telinver S.A. (“Telinver”). See “Item 4. Information on the Company—Business Overview—Disposal of Telinver-Publishing of Telephone Directories.” From November 2005 and as a consequence of the disposition of our equity interest in Telinver, we do not consolidate our financial statements with Telinver. Accordingly, the balances, revenues, costs, expenses and cash flows of Telinver and those related to its disposal have been excluded from the respective captions in balance sheets, statements of operations and statements of cash flows for the years ended December 31, 2008, 2007, 2006, 2005 and 2004, and have been reported under “Net assets/(liabilities) from discontinued operations” and “Income/(loss) from discontinued operations” accounts as of such dates in our Annual Consolidated Financial Statements.

Accordingly, financial data related to our interest in Telinver S.A. included in this Annual Report as of and for the fiscal years ended December 31, 2004 through 2008 is disclosed under Discontinued Operations. In addition, unless specifically noted, amounts disclosed in this Annual Report are for continuing operations.

The loss from our interest held in E-Commerce Latina S.A. is included in the line “Loss on equity investments,” and it is not incorporated line-by-line because, in the opinion of our management, the income from this company is not material to our income. On January 17, 2007, the Company sold its equity interest in E-Commerce Latina S.A. See Note 5 to our Annual Consolidated Financial Statements.

As a consequence of the TDA S.A. total stock acquisition, we consolidated our balance sheet as of December 31, 2008, line by line, with TDA’s balance sheet information as of this date. In addition, we consolidated our statement of operations and statement of cash flows with TDA S.A.’s results and cash flows from its acquisition until December 31, 2008. Consequently, the information presented for comparative purposes relates to our financial statements on an unconsolidated basis.

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

As a result of the inflationary environment in Argentina (there was an increase in the applicable index for restatement of financial statements (wholesale prices) of 118.2% in the period January 1 through December 31, 2002) and the conditions created by the Public Emergency Law No. 25,561, Ley de Emergencia Pública y Reforma del Régimen Cambiario (the “Public Emergency Law”), the CPCECABA reinstated inflation accounting in financial statements for the fiscal years or interim periods ended as from March 31, 2002 in accordance with the Argentine professional accounting principles and provided that all recorded amounts restated by changes in the general purchasing power through August 31, 1995, as well as those arising between that date and December 31, 2001, are considered to be stated in currency as of December 31, 2001 (the stability period).

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

Accordingly, in compliance with the regulations issued by the National Executive Power and the CNV, our financial statements have been prepared recognizing the effects of variations in the purchasing power of the peso until February 28, 2003 (restated according to changes in the Argentine wholesale price index published by the Instituto Nacional de Estadística y Censos, the Argentine Institute of Statistics and Census (“INDEC”). The accumulated effect on that index between January 1, 2003 and September 30, 2003 was a 1.4% decrease.  The effect on our shareholders’ equity as of December 31, 2008, 2007, 2006, 2005 and 2004 and on results for the fiscal years then ended of not restating figures until September 30, 2003 is not significant.

Comparative financial statements

Changes in disclosure and valuation criteria.

Since January 2007, we have analyzed the trends in the international capital markets, which are requiring the application of only one set of accounting standards to prepare financial statements. Consequently, in the framework of the professional accounting standards applicable in Argentina approved by the CNV, and in order to provide more transparency and comparability to the financial information presented with respect to other companies around the world and to Telefónica Group, as from March 31, 2007, we have made some changes to certain criteria applied in the preparation of our financial statements as of such date and in those presented for comparative purposes, as regards the disclosure methods explained below. Those changes in criteria have been analyzed taking into consideration Argentine GAAP and International Financial Reporting Standards (“IFRS”).

The main effects of such changes relate to:

•	the amounts incurred on IT applications that are not an integral part of the related physical asset, that were disclosed as fixed assets, are disclosed as intangible assets,

•
the amounts paid to foreign carriers for the termination in their networks of outgoing calls from our network, in connection to revenues obtained from international outgoing traffic charged to the final user, are disclosed as operating expenses,

•	the expenses related to the issuance of negotiable obligations, that were disclosed as intangible assets, are disclosed net of the respective financial payables,

•	the rights of use links paid in advance are disclosed as Other receivables, and

•	the receivable arising from the minimum presumed income tax paid by us is valued at nominal value.

The effect to the above-mentioned changes was considered by us in the preparation of our 2008 Annual Consolidated Financial Statements. The impact of such effects under Argentine GAAP in our financial statements as of December 31, 2007, 2006 and 2005, is as follows:

	December 31, 2007		December 31, 2006		December 31, 2005
	(in millions of Argentine pesos)
Balance sheet – Debit (Credit)
Other current receivables	Ps.	3	Ps.	3	Ps.	3
Other noncurrent receivables		27		19		22
Fixed assets		(166)		(185)		(172)
Intangible assets		143		155		133
Bank and financial current payables		1		1		2
Bank and financial noncurrent payables		5		7		12
Noncurrent taxes payable	Ps.	(5)	Ps.	–	Ps.	–

	December 31, 2007		December 31, 2006		December 31, 2005
	(in millions of Argentine pesos)
Statements of operations – Gain (Loss)
Net revenues	Ps.	126	Ps.	99	Ps.	97
Cost of services provided		(126)		(99)		(97)
Financial income and holding gains on assets:
Interest and financial income		13		–		–
Financial expense and holding losses on liabilities:

	December 31, 2007		December 31, 2006		December 31, 2005
Interest and financial charges		(3)		(6)		(8)
Other		3		6		8
Net income before income tax		13		–		–
Net income for the fiscal year	Ps.	8	Ps.	–	Ps.	–

The final effects of these changes over the financial statements for the fiscal year ended December 31, 2006 and 2005, both under Argentine and U.S. GAAP, consisted of reclassifications which are not significant.

Figures presented elsewhere in this Annual Report as of and for the fiscal year ended December 31, 2004, have not been restated to reflect the above-mentioned changes.

SELECTED FINANCIAL AND OPERATING INFORMATION

	Fiscal Year ended December 31, 2008(1)		Fiscal Year ended December 31, 2007(1)(12)		Fiscal Year ended December 31, 2006(1) (12)		Fiscal Year ended December 31, 2005(1) (12)		Fiscal Year ended December 31, 2004(1) (11) (12)

(in millions of pesos except for per share amounts and operating information or as otherwise indicated; Argentine GAAP financial data (except share capital) is restated for inflation until February 28, 2003 if applicable)

FINANCIAL INFORMATION
OPERATIONS STATEMENT DATA:
Argentine GAAP
Net revenues	Ps.	4,761	Ps.	4,186	Ps.	3,846	Ps.	3,464	Ps.	3,105
Costs of services provided(2)		(2,361)		(2,116)		(2,153)		(1,980)		(1,902)
Gross profit		2,400		2,070		1,693		1,484		1,203
Administrative expenses(2)		(452)		(469)		(417)		(394)		(323)
Selling expenses(2)		(1,014)		(771)		(517)		(422)		(306)
Subtotal		934		830		759		668		574
Loss on equity investments		—		—		(1)		—		(1)
Other expenses, net		(168)		(417)		(119)		(64)		(130)
Financial income on assets		159		101		91		37		44
Financial (loss) on liabilities		(383)		(424)		(399)		(352)		(492)
Income tax (expense)/benefit		(205)		(18)		(112)		375		—
Net income/(loss) from continuing operations		337		72		219		664		(5)
Net income/(loss) from discontinued operations		—		—		3		103		(3)
Net income/(loss)		337		72		222		767		(8)
Earnings (Losses) from continuing operations per share(1) (4) (5)		0.048		0.010		0.016		0.038		(0.000)
Earnings (Losses) from discontinued operations per share(1) (4) (5)		0.000		0.000		0.000		0.006		(0.000)
Earnings (loss) per share(1) (4) (5)		0.048		0.010		0.016		0.044		(0.001)
U.S. GAAP
Net revenues		4,603		4,041		3,736		3,378		2,997
Operating income		929		1,006		1,093		1,115		1,045
Income tax (expense)/benefit on continuing operations		(266)		(224)		(278)		734		85
Income from continuing operations		453		454		503		1,539		676
Net income		453		454		503		1,553		677
Earnings from continuing operations per share(4) (3)		0.065		0.065		0.072		0.220		0.097
Earnings from discontinued operations per share(4) (3)		0.000		0.000		0.000		0.002		0.000
Earnings per share(4) (3)		0.065		0.065		0.072		0.222		0.097
BALANCE SHEET DATA AS OF:
Argentine GAAP
Cash and current investments		382		425		294		363		257
Fixed assets		4,805		4,794		5,212		5,778		6,584
Total assets		6,283		6,285		6,429		7,192		7,416
Short-term bank and financial debt		77		509		792		517		1,092
Long-term bank and financial debt		1,243		1,212		1,595		2,229		2,500
Total liabilities		3,734		4,089		4,281		4,206		5,191
Share capital		698		698		698		1,746		1,746
Shareholders’ equity (net assets)		2,538		2,201		2,129		2,955		2,188
Net liabilities/(assets) from discontinued operations		11		(5)		19		31		37
Unappropriated earnings /(losses)		337		72		222		(2,968)		(3,735)
U.S. GAAP
Total assets		5,006		4,709		4,641		5,240		4,336
Shareholders’ equity		1,522		1,132		678		1,220		(433)
OTHER FINANCIAL DATA:
Number of shares(6)		6,984,200,296		6,984,200,296		6,984,200,296		1,746,052,429		1,746,052,429
Argentine GAAP

	Fiscal Year ended December 31, 2008(1)	Fiscal Year ended December 31, 2007(1)(12)	Fiscal Year ended December 31, 2006(1) (12)	Fiscal Year ended December 31, 2005(1) (12)	Fiscal Year ended December 31, 2004(1) (11) (12)

(in millions of pesos except for per share amounts and operating information or as otherwise indicated; Argentine GAAP financial data (except share capital) is restated for inflation until February 28, 2003 if applicable)

Cash dividends paid	—	—	—	—	—
Cash dividends per share: in pesos	—	—	—	—	—
in dollars	—	—	—	—	—
Capital expenditures(8)	761	593	494	441	387	(10)
Depreciation and amortization(7)	999	1,068	1,064	1,066	1,131
CASH FLOW DATA:
Argentine GAAP
Cash flows from operating activities	1,863	1,407	1,869	1,752	1,554
Cash flows used in investing activities(8)	(940)	(593)	(284)	(430)	(387	) (10)
Cash flows used in financing activities	(659)	(945)	(1,674)	(1,233)	(1,258)
Increase/(Decrease) in cash and cash equivalents(11)	264	(131)	(89)	89	(91)
OPERATING INFORMATION:
Lines installed	5,037,410	4,916,254	4,818,612	4,728,439	4,615,470
Lines in service	4,605,723	4,591,681	4,638,914	4,534,844	4,328,513
Lines in service per 100 inhabitants (Southern Region)(9)	23.4	23.7	24.0	26.0	25.1
Number of employees	10,531	10,453	9,806	8,898	8,757
Lines in service per employee	438.0	440.2	478.6	509.6	494.3

(1)
See Note 2.3 to our Annual Consolidated Financial Statements for the basis of presentation of Statements of operations amounts and presentation of Financial information elsewhere in this Annual Report.

(2)	Includes depreciation and amortization.

(3)
Under U.S. GAAP, we calculated the net earning per share on the basis of 6,984,200,296 common outstanding shares computing retroactively the effects for all periods presented, considering the redemption of outstanding shares carried out as a result of the voluntary capital stock reduction and the change in the face value of the shares. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholder—Capital Stock Reduction.”

(4)	Diluted earnings per share is the same as earnings per share, as there are no outstanding dilutive securities.

(5)
Under Argentine GAAP, calculated on the basis of the common outstanding shares of  6,984,200,296 as of December 31, 2008 and 2007, and on the basis of the weighted average of the common outstanding shares (net of the common treasury shares); of 14,131,046,354 as of December 31, 2006 and 17,460,500,740 as of December 31, 2005 and 2004, considering the redemption of outstanding shares carried out as a result of the voluntary capital stock reduction in 2006 and computing retroactively the effect of the change in the face value of the shares for all fiscal years presented. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Capital Stock Reduction.”

(6)	Nominal amounts.

(7)	Excludes amortization of deferred financing costs.

(8)
Net of Ps.143 million, Ps.97 million, Ps.74 million, Ps.32 million and Ps.41 million, of capital expenditures financed by trade, bank and financial payables for the fiscal years ended December 31, 2008, 2007, 2006, 2005  and 2004, respectively (in pesos restated for inflation until February 28, 2003). Amounts disclosed under capital expenditures include investments in IT applications.

(9)
Southern Region is defined in “Item 4. Information on the Company—Our History and Development—Privatization of Argentina’s Telecommunications System.” As of December 31, 2008, there were approximately 19.7 million inhabitants in the Southern Region. Source: INDEC.

(10)	Net of Ps.9 million of transfers of inventories to fixed assets.

(11)	Figures do not include the effect of the change in disclosure and valuation criteria described above.

(12)	Figures do not include the amounts corresponding to TDA S.A. See Note 2.1 to our Annual Consolidated Financial Statements.

Exchange Rate Information

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of U.S. dollars expressed in nominal pesos per U.S. dollar. On April 15, 2009, the peso/U.S. dollar exchange rate was Ps.3.6772 to U.S.$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for pesos.

Nominal Exchange Rates (1)
	Exchange Rate
	High(2)	Low(3)	Average(4)	Period-End
Year ended December 31, 2004	3.06	2.80	2.95	2.98
Year ended December 31, 2005	3.04	2.86	2.92	3.03
Year ended December 31, 2006	3.11	3.03	3.07	3.07
Year ended December 31, 2007	3.18	3.06	3.11	3.15
Year ended December 31, 2008	3.45	3.01	3.16	3.45
Month ended October 31, 2008	3.38	3.14	3.24	3.38
Month ended November 30, 2008	3.38	3.30	3.33	3.37
Month ended December 31, 2008	3.45	3.38	3.42	3.45
Month ended January 31, 2009	3.49	3.45	3.46	3.49
Month ended February 28, 2009	3.56	3.49	3.51	3.56
Month ended March 31, 2009	3.72	3.59	3.65	3.71

(1)
For 2004 and 2005, the source of the nominal exchange rates was the Banco Nación exchange rate. Since 2006, the source has been the BCRA exchange rate. See “Presentation of financial information” in this Annual Report.

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

B.    Capitalization and Indebtedness

Not applicable.

C.    Reasons for the Offer and Use of Proceeds

Not applicable.

D.    Risk Factors

The following discussion should be read together with all other sections of this Annual Report, including the Annual Consolidated Financial Statements.

Risks Relating to Argentina

Overview

We are an Argentine sociedad anónima (a limited liability company) and substantially all of our operations, facilities and customers are presently located in Argentina. Accordingly, our financial condition and results of operations depend to a significant extent on the macroeconomic and political conditions in Argentina.

Beginning in the second half of 2001, the Argentine economy experienced a severe recession and political and economic crisis, accompanied by the abandonment of the parity between the peso and the U.S. dollar beginning in 2002, leading to a significant devaluation of the peso against significant international currencies and high levels of inflation. The measures taken by the Argentine government in response to these circumstances, including those concerning inflation and interest rates, price and exchange rate controls and tax policy, have had in the past and may have in the future an adverse effect on private sector entities, including us.

Following the 2001-2002 crisis, real gross domestic product (“GDP”) in Argentina expanded 8.8% in 2003, 9.0% in 2004, 9.2% in 2005, 8.5% in 2006, 8.7% in 2007 and 7.1% in 2008. Despite this economic growth, however, we cannot guarantee that future events in Argentina or policies adopted by the Argentine government, over which we lack control, will not negatively affect our business or financial results or our ability to meet our financial obligations.

During the second half of 2008, financial markets in the largest developed countries in the world have experienced difficult credit and liquidity conditions and disruptions leading to greater volatility. Consequently, international stock exchange indexes plummeted, causing a global economic deceleration. Although many countries have taken several measures to prevent a recession, the future of international markets is uncertain. In Argentina, interest rates, country risk rates and foreign exchange rates have increased. The BCRA, in order to contribute to liquidity in the market, implemented certain mechanisms such as the repurchase of Lebac and Nobac bonds and an increase in the proportion of money in banks, among others. Moreover, the Argentine government implemented plans to provide an incentive to consumers through modifications to the financing of home purchases, cars and home appliances and in January 2009, there was a public debt swap with banks and other companies which had a high acceptance rate and which allowed the Argentine government to extend the due dates of its original liabilities.

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, levels of inflation and hyperinflation (the annual inflation rates reached approximately 5,000.0%) and high and variable levels of devaluation. As a result of inflationary pressures, the Argentine currency was devalued repeatedly during the 1960s, 1970s and 1980s, and macroeconomic instability led to broad fluctuations in the real exchange rate of the Argentine currency relative to the U.S. dollar. To address these pressures, the Argentine government during this period implemented various plans and utilized a number of exchange rate systems.

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

Since December 2001 and during Duhalde’s administration, a number of initiatives were undertaken, including:

•	the ratification of the default of Argentina’s sovereign debt;

•	amending the Convertibility Law, with the resulting devaluation and volatility of the peso;

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

The recession in 2002, including a 10.9% decrease in real GDP, high unemployment and poverty that preceded and followed the devaluation of the peso and high inflation led to a reduction of wages and disposable income in real terms and resulted in changes in consumer behavior across all class sectors of the Argentine population. It also resulted in a decrease in the number of our clients, the demand for the type of products and services we offer and a corresponding impact on our revenues. See “—Risk Factors Related to Us—Our revenues have been in the past, and may again be in the future, adversely affected by a decrease in the number of our customers and usage of our services.”

Dr. Néstor Kirchner was president of Argentina from May 25, 2003 to December 10, 2007 and, during his administration, most of the initiatives undertaken by President Duhalde were resolved. Nonetheless, those initiatives continue to have ramifications for our business, including requiring us to renegotiate public services tariffs and restrictions on fund transfers. Cristina Fernandez became the president of Argentina on December 10, 2007. Although relevant indicators suggest that economic activity may continue to increase, it is expected to do so at a slower pace than in previous years, primarily due to restrictions on installed capacity and energy. Additionally, political conflicts and an acute international economic crisis are having a negative impact in terms of trade between Argentina and the rest of the world.

Notwithstanding the continued stabilization during the recent years, the Argentine economic and social situation have been known to deteriorate quickly in the past, and may do so in the future. Moreover, the current international climate of instability in the financial markets could affect the Argentine economy. Consequently, we cannot assure you that the Argentine economy will continue to experience a sustained growth.

Our business has been adversely affected by the devaluation of the Argentine peso, and the pesification and freezing of our tariffs, and further devaluation of the peso may have a material adverse effect on our results of operations and financial condition.

The peso has experienced significant devaluations in the past and may be subject to significant fluctuations in the future, which could adversely affect our financial condition and results of operations.

The Public Emergency Law, which was adopted by the Argentine government in 2002 in response to the economic crisis, put an end to eleven years of U.S. dollar-peso parity (Ps.1.00 per U.S.$1.00) and authorized the Argentine government to set the exchange rate. By the end of 2002, the peso had devalued by 237.0% (having reached 290.0% as of June 25, 2002) and Argentina experienced a yearly rise in the wholesale price index of 118.0%. The cumulative devaluation of the peso for the seven years ended December 31, 2008 was 245.4%.

In January 2002, tariffs we charge our customers for basic telephone services and long-distance services were converted to pesos from U.S. dollars and fixed at an exchange rate of Ps.1.00 per U.S.$1.00.  We refer to this conversion herein as the “pesification” of our tariffs. Our tariffs were also frozen, as indexation of any kind is not permitted under the Public Emergency Law.

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

Given the economic situation in Argentina, it is impossible to predict whether, and to what extent, the value of the peso may further depreciate or appreciate against foreign currencies and how those uncertainties will affect consumption of telephone services. In the financial markets, predictions concerning the exchange rate point to a gradual slide of the peso against the U.S. dollar, up from the lowest exchange rate registered in December 2008. If interest rates keep rising, there will be a greater adjustment in real terms. Moreover, we cannot predict whether the Argentine government will further modify its monetary policy and tariff regulation and, if so, what impact these changes could have on our results of operations and financial condition.

The Argentine economy may experience significant inflation and a substantial part of our revenues is not currently subject to inflation indexing or tariff increases. Consequently, our revenues could decrease and our expenses could increase in real terms.

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

There is considerable concern that if the Central Bank prints currency to finance public sector spending or assist financial institutions in distress, significant inflation could result. In the past, inflation materially undermined the Argentine economy and the Argentine government’s ability to create conditions that would permit growth. From 2004 to 2008, the Argentine consumer price index increased 6.1%, 12.3%, 9.8%, 8.5% and 7.2%, respectively;  and the wholesale price index increased 7.9%, 10.6%, 7.1%, 14.4% and 8.8%, respectively .. During the first three months of 2009, consumer prices increased 1.6%, equivalent to an annualized rate of 6.4%, a pace that is consistent with the 7.0% target established by the Monetary Program of the Central Bank for 2009 and the rate stipulated in the national budget for 2009. All indexes presented elsewhere in this Annual Report correspond to those published by INDEC.

We derive a significant portion of our revenues from monthly basic charges, measured service charges and other regulated charges. Prior to the enactment of the Public Emergency Law, those revenues were linked to a rate per unit of usage expressed in U.S. dollars and we also had the right to adjust that rate semiannually in accordance with variations in the U.S. consumer price index. Currently, however, the Public Emergency Law provides that, in agreements executed by the federal government under public law regulations, including those related to public works and services, which includes the basic telephone services offered by us, indexation clauses based on foreign currency price indices or any other indexation mechanisms are void. The law requires that the prices and rates subject to such provisions be established in pesos at a rate of Ps.1.00 per U.S.$1.00. Thus, if our tariffs do not keep pace with inflation, any further inflation will result in further decreases in our revenues in real terms and will adversely affect our results of operations. In addition, any further inflation could result in further increases in our expenses, including capital expenditures. The relationship between the variables determining revenues and expenses was affected as a result of the “pesification” and freezing of our tariffs within the context of a potentially inflationary economy and may continue to be mismatched depending upon the regulatory framework to be designed by the Argentine government in the future. The Transfer Contract (as defined in “Item 4. Information on the Company—Our History and Development—Privatization of Argentina’s Telecommunication System”) provides for mechanisms to re-balance the relation between the variables that determine income and costs (including investments) —i.e., the so-called “economic and financial equation” —upon the occurrence of certain circumstances (see Note 9 to our Annual Consolidated Financial Statements). As mentioned in Note 2.5 to our Annual Consolidated Financial Statements, the Public Emergency and Exchange System Reform Law established the pesification of originally U.S. dollar-denominated utility tariffs previously agreed upon in U.S. dollars at the Ps.1.00 to U.S.$1.00 exchange rate and authorized the Poder Ejecutivo Nacional (Federal Executive Power or “PEN”) to renegotiate agreements. Given this framework, on February 15, 2006, the Renegotiation and Analysis of Public Utilities Agreements Unit (“UNIREN”) signed on behalf of the Argentine government and together with us, a Memorandum of Understanding (the “Memorandum of Understanding 2006”) which seeks a commitment to establish in the future a stable legal framework maintaining the legal conditions set forth in the Transfer Contract and the rules in force as of the date of such memorandum. After the procedures provided for in current regulations are met, this instrument will be a necessary background to execute the renegotiation with the government.

Although we have adopted measures to mitigate the effects of changes in our business resulting from the issue described in the above paragraphs, and although certain indicators of the Argentine economy have been showing favorable signs, our future operating conditions might not continue to be stable in the event that new regulatory developments fail to establish rules to allow restoring the balance of variables that constitute our economic and financial equation. See “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Results of Operations.” If, as a result of the future regulatory framework, rates evolve at a pace that does not allow restoring our economic and financial equation, such a rate system could have an adverse impact on our financial condition and future results. See “—Risk Factors Related to Us—.” The current renegotiation of our contract with the Argentine government may result in a new regulatory framework and tariff structure that could adversely impact our financial position and results of operations.

The relationship between the international financial community and the Argentine government may impose difficulties on Argentina’s ability to resolve outstanding claims of creditors who did not participate in Argentina’s debt exchange offer, and/or on Argentina’s ability to obtain financing now or in the future.

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

On November 1, 2004 the Argentine government filed with the SEC (and later with the securities commissions of Italy, Germany and Luxembourg) the terms of a new issue of public debt securities in order to restructure the defaulted debt. Sovereign debt in default totaled approximately U.S.$100 billion, consisting of approximately U.S.$81.1 billion of principal and U.S.$18.2 billion of unpaid interest accrued before December 31, 2001. The new securities were denominated in U.S. dollars, euros, Japanese yen and Argentine pesos (indexed by CER). The securities are governed by the laws of New York and Argentina for the U.S. dollar bonds, England for the euro bonds, Japan for the Japanese yen bonds and Argentina for the peso bonds indexed by CER.

On March 18, 2005, the Argentine government presented the outcome of an exchange offer that concluded on February 25, 2005. Approximately 76.15% of the debt holders participated in the offer. As informed by the Argentine government, bondholders that did not participate in the exchange offer currently represent an amount equivalent to U.S.$28,755 million, and no resolution has been agreed upon. Mainly, these are minority bondholders from Italy, Germany and Japan, and other countries, as well as vulture funds. As a result, Argentina’s total sovereign debt decreased from U.S.$189.8 billion to U.S.$126.5 billion (equivalent to 77.0% of GDP, according to the official figures). This level of indebtedness is still above the one prevailing as of December 2001, but the terms have been considerably extended and the amounts corresponding to the service of the debt are also lower.

Despite the results of the restructuring, it is impossible to predict the effect that this will have on investor confidence or on the Argentine economy. Moreover, there can be no assurance that the Argentine government will not default on its obligations under these new bonds in the future. In addition, the Argentine government must continue to honor principal and interest payments to credit agencies such as the World Bank, the Bank of International Development “BID,” and the Club of Paris without subsequent new loans in order to avoid a default vis-à-vis such agencies.

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

This and other uncertainties may give rise to a reduction in the sources of financing and investment capital, which would significantly affect the Argentine government’s ability to implement reforms and to resume sustainable economic growth which might adversely affect us. Also, it may impair the country’s ability to maintain current economic recovery and cause a recession, intensify inflation, unemployment and social unrest. If such were the case, it might negatively affect the results of our operations.

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

The outcome of the contract renegotiation is uncertain and therefore we cannot assure you that the future regulatory framework will maintain the value in U.S. dollars or constant pesos over time to compensate for any past and future increases in inflation or increases in the peso/U.S. dollar exchange rates. From 2004 to 2008, the Argentine consumer price index increased 6.1%, 12.3%, 9.8%, 8.5% and 7.2%, respectively;  and the wholesale price index increased 7.9%, 10.6%, 7.1%, 14.4% and 8.8%, respectively. The cumulative devaluation of the peso for the seven years ended December 2008 was 245.4%. Pursuant to the process established for the renegotiations, we have submitted both an interim request for a tariff increase and a comprehensive proposal regarding our tariff regime. Other than the deadline set forth in Law No. 25,972, we do not know when the renegotiations will be concluded and whether they will be concluded in a manner that will not have an adverse effect. The term has been further extended until December 31, 2009.

On July 3, 2003, through Decree No. 311/03, a UNIREN commission was created, which is to be headed by the Minister of Economy and the Minister of Production, National Planning, Public Investment and Services. Such commission is in charge of the renegotiation of the contracts through the Renegotiation of Public Works and Services Agreements Committee created by Decree No. 293/02.

Pursuant to several laws that established annual extensions, the term for the renegotiation of the agreements for public works and utilities has been extended until December 31, 2009. The Federal Executive Power is responsible for submitting the proposals to the Argentine Congress, which will have to approve such proposals within sixty calendar days counted from its receipt. In the event such period expires without Congress having reached a decision, the proposal shall be deemed accepted. If the proposal is rejected, the Federal Executive Power shall resume the process of renegotiating the relevant agreements.

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

Furthermore, negative economic developments and political events may result in the adoption of further measures by the Argentine government, including changes to measures already adopted, which could adversely affect our operations. Additionally, political conflicts and an acute international economic crisis are having a negative impact in terms of trade between Argentina and the rest of the world. We cannot predict what effect these developments and measures may have, or what effect any future developments will have, on the value of our assets or on our economic and financial equation. See “Item 4. Information on the Company—Business Overview—Regulatory Matters” and “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Results of Operations.”

We are subject to tariff regulation and we could be subject to further adverse regulatory decisions.

We are currently and will continue to be subject to tariff regulation in areas of service where the Argentine Secretary of Communications (the “S.C.”) has not determined that “effective competition” exists. Pursuant to our license to provide telephone services, we had to decrease our rates by 4.0% (in constant U.S. dollar terms) annually between 1997 and 1999. The Argentine government may also impose additional reductions.

In addition, Decree No. 764/00 reduced, as of November 2000, the interconnection fee rates for the origin and destination of calls in local areas for those districts with more than 5,000 inhabitants or a telephone-set density above fifteen telephones for every 100 inhabitants, for the remaining districts, in those areas included in the original license of independent operators, and for transit within local areas. A 3.0% semiannual “price cap” reduction was applied during the first two years after these rules and regulations became effective.

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

We are uncertain whether the evolution of the regulatory framework will adversely affect the viability or general competitiveness of our telecommunications business. We are not in a position to control the nature, extent and timing of government action on this matter. Future modifications of the regulatory framework may have a material adverse effect on our business, financial condition or results of operations. See “Item 4. Information on the Company—Business Overview—Regulatory Matters—Rates.”

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

On March 12, 2008, the Argentine Congress passed the legislative bill to reform the Law of Consumer Protection, and the PEN promulgated the law through Decree No. 565/08 dated April 3, 2008, and published in the Official Bulletin on April 7, 2008.

This reform substantially amends various aspects of the Law of Consumer Protection, the most important of which are (i) an extension in the population of persons considered to be consumers protected by the Law of Consumer Protection, (ii) an increase in the maximum amounts of the fines imposed on the providers found to have breached this law and the authorization to the applicable administrative authorities to order such provider to pay direct damages for up to a maximum amount, (iii) an imposition of judgment by the courts on providers ordering them to pay punitive damages to consumers, which amount shall depend on the seriousness of the breach and other circumstances, which may never exceed Ps.5 million and (iv) regulations governing the possibility of consumer associations commencing class actions representing the rights of indeterminate populations of consumers.

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

Since 1999, the Argentine government has issued a number of decrees liberalizing the access to the telecommunications market. As a result, a number of new operators have entered the market, which encompasses the southern half of Argentina, including most of the Province of Buenos Aires and more than half of the City of Buenos Aires (the “Southern Region”), where we are the incumbent provider of telecommunications services. The new providers of local, domestic long-distance and international telephone services are direct competitors of wireline basic telephone service providers. Although as a result of the liberalization we began to offer telephone services in other areas of Argentina (the “Northern Region”), Telecom Argentina S.A. (“Telecom”) is the incumbent provider of telecommunications services in the Northern Region. The operators of data transmission networks and other growing companies providing wireless services have also become direct and indirect competitors to the extent the services offered by those companies may be substitutes for wireline telephony. Moreover, cable operator companies that provide cable TV, such as Fibertel and Telecentro can also provide broadband Internet services and fixed-line telephony, and have therefore become our direct and indirect competitors.

In the past few years, wireless alternatives have experienced rapid growth and have approximately 43.6 million clients as of December 31, 2008, according to internal estimates. This growth was accompanied with strong investments in Global System for Mobile Communications (“GSM”) networks and the deployment of third generation (“3G”) networks, which also provide wireless broadband internet services.

Wireless services have, since their inception, competed indirectly against wireline local services that we provide because cellular and Personal Communications Services (“PCS”) are, in certain cases, alternatives to those services, as well as to public telephone services.

Since the liberalization of access to our market, competition has affected our results of operations as we have lost customers of our long-distance service to Telecom and other smaller competitors and have had to increase our efforts in order to retain existing customers, to win back the customers we lost and to acquire new customers. As a result of the current competitive environment, we may experience an additional loss of market share and additional price competition in the Southern Region beyond that which has already taken place since October 1999. We may also experience a loss of market share in the future as a result of the ability of a caller to select a long-distance provider for each call and because of data or Internet providers, including cable operators, entering the telecommunications market. In light of the range of regulatory, business and economic uncertainties, as discussed in these “Risk Factors” and elsewhere in this Annual Report, it is difficult for us to predict with meaningful precision and accuracy our future market share in relevant geographic areas and customer segments, the speed with which changes in our market share or prevailing prices for services may occur, or the effects of competition. Those effects could be material and adverse to our overall results of operations and financial condition. See “Item 4. Information on the Company—Business Overview—Competition.”

Our revenues have been in the past, and may again be in the future, adversely affected by a decrease in the number of our customers and usage of our services.

Our revenues depend on our ability to attract and retain customers. In the past, Argentina’s recession, unemployment and underemployment, coupled with the rise of inflation in 2002, led to a reduction of wages in real terms and a reduction of disposable income in all class sectors of the Argentine population, which resulted in a decrease in the number of customers that use our services and in a reduction of usage per telephone line. For example, between 2001 and 2003, our lines in service decreased by approximately 152,000 lines with a decrease in the domestic long-distance service of approximately 2.0% and in the international long-distance service of approximately 37.0%. This reduction in lines in service and usage of our services had a consequent reduction in our revenues and cash inflows. Since 2004, we have experienced recovery in our lines in service in usage of our telephone services and increased ADSL users. Despite this improvement, we cannot provide assurance that these increases can be sustained in the future or that future reductions in demand for our services will not take place, which would negatively affect our cash flow and revenues.

Our license is revocable under certain circumstances, and the revocation of our license would have a material and adverse effect on us.

We are subject to a complex series of laws and regulations with respect to the telecommunications services we provide. We provide telecommunications services pursuant to a license that is subject to regulation by various regulatory bodies. Our dissolution and the declaration of bankruptcy are events that may lead to a revocation of our license under the List of Conditions. Our dissolution will occur if our shareholders’ equity according to Argentine GAAP becomes negative for any future fiscal year end and the shareholders do not recapitalize. In addition, our license is revocable if our parent, Compañía Internacional de Telecomunicaciones S.A. (“Cointel”), ceases, without regulatory approval, to own at least 51.0% of our common stock represented in Class A Shares.

Moreover, in connection with the renegotiation of the Transfer Contract with the government, and within a thirty-day term subsequent to the execution of the Protocol of Renegotiation by the PEN, we and our shareholders representing at least 98.0% of our capital stock, were requested to withdraw any actions filed or pending, and waive any rights with respect to such future actions, based upon the events occurred or measures implemented as a result of the emergency situation established pursuant to Law No. 25,561 as regards the Transfer Contract and our license. These waivers and withdrawals will not constitute, however, a waiver of any rights we may have as a result of different circumstances arising in the future. Should such waivers and withdrawals fail to take place, the Protocol of Renegotiation will be deemed terminated on grounds attributable to us and our license will be revoked or be deemed expired.

If any of these events occurs and we lose our license, we might not be able to continue providing telecommunications services, which would have a material adverse effect on our results of operations.

The interests of our affiliates, as our equity owners, may conflict with the interests of the holders of our notes or shares.

The Spanish telecommunications company Telefónica, through affiliates including Cointel, beneficially owns 98.0% of our capital stock. Cointel, which is almost 100.0% beneficially owned by Telefónica, owns 52.70% of our capital stock and, therefore, controls us and can determine the outcome of any action requiring shareholder approval. Actions within the control of Telefónica and its affiliates include the election of the Board of Directors and, subject to the requirements of Argentine laws, the payment of dividends. Our day-to-day management and operations have been the responsibility of Telefónica since our inception, as the operator under a management contract (the “Management Contract”) entered into between us and Telefónica (formerly Telefónica de España S.A.) in connection with our privatization in 1990, which was effective until April 30, 2008. See “Exhibit 4.1—Management Contract, dated November 8, 1990, between Telefónica de Argentina S.A. and Telefónica de España S.A., together with an English summary thereof.” Affiliates of Telefónica are also involved in other investments and operations in the Argentine communications and media sector, some of which may involve or affect us.

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

Conflicts of interest between us, Telefónica and other of our affiliates may also arise in connection with the negotiation and performance of duties, as well as in connection with other business activities. Telefónica, through its affiliates, also has joint and separate investments in the communications and media sector in Argentina, including mobile cellular and PCS following the effectiveness of the spin-off of our wireless services business. This business’

operation became controlled by Telefónica (including the business operations that were controlled by Telefónica Móviles, currently merged into Telefónica).

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

We could face significant liability in respect of a significant number of legal claims regarding obligations of our state-owned predecessor, Empresa Nacional de Telecomunicaciones (“ENTel”) and related to the privatization process, if we have to satisfy those claims without the benefit of timely and sufficient indemnification.

As of December 31, 2008, there are several claims against us based upon ENTel’s alleged contractual and statutory obligations to former ENTel employees. Court decisions have followed the precedent set by the Supreme Court of Justice (“CSJN”) in the area of joint and several liability in labor matters, under which the CSJN upheld the provisions of the Work Contract Law No. 20,744, as amended, and declared portions of that law unconstitutional. In the Transfer Contract, under which ENTel was privatized by selling 60.0% of its common stock to Cointel, ENTel agreed to indemnify us for such claims. Also, the Argentine government has assumed joint and several liability with ENTel for such indemnity obligations and has therefore authorized us to debit an account of the Argentine government at Banco Nación for any amount payable by us with respect to such indemnification. We believe that the Argentine government’s indemnification obligations should protect us from any material economic consequences of the former ENTel employees’ claims. Under Debt Consolidation Law No. 23,982, ENTel and the Argentine government may discharge their indemnity obligations by the issuance of debt instruments such as negotiable sixteen-year bonds.

As of December 31, 2008, we had paid approximately Ps.15 million in cash for concluded claims of ENTel employees. We initiated a claim for indemnification and reimbursement in connection with this matter. In addition, an amount of Ps.10 million paid by us in this regard were included and verified in an account reporting lawsuit between us and ENTel which has not been resolved yet.

Additionally, we, along with the Argentine Government, have been notified of approximately 675 lawsuits, which include 7,100 plaintiffs in the aggregate, claiming money to redress alleged damages suffered by the plaintiffs due to not having received the profit-sharing bonds (“BPG”) at the time ENTel was privatized. These claims are based on State Reform Law No. 23,696, enacted in August 1989. Despite our rejection and several judgments from original and appellate jurisdictions in our favor, on August 12, 2008, in GENTINI, Jorge vs. Argentine Government (“Gentini”), the CSJN ruled by a majority vote that Presidential Decree No. 395/92, which recognized that we were under no obligation to issue the profit-sharing bonds as established by Law No. 23,696, was unconstitutional and found in favor of recovery by the twenty plaintiffs party to that lawsuit.

We believe that we acted properly by not issuing BPG; for this reason, we are considering bringing a legal action against the Argentine government to obtain the reimbursement of any amount that the Company might be required to pay for these claims. See “Item 8. Financial Information—Annual Consolidated Financial Statements and Other Financial Information—Legal Proceedings.”

We employ a largely unionized labor force and could be subject to an organized labor action.

As of December 31, 2008, approximately 81.0% of our employees were union members, and we have been in the past, and could be in the future, subject to organized labor actions.

From 2004 through 2007 the unionized telephone workers went on strike several times over salary increases, which resulted in interruptions of the customer service lines, repair services, directory information and international call assistance services.

In addition, Argentine courts have issued rulings changing existing jurisprudence on labor matters and indicating an increase in the assumption by companies of the responsibility for, and the costs and risks associated with, utilizing subcontracted labor. Despite the collective bargaining agreements that are in place, we cannot predict what actions our labor force or their unions will take in the future. Strikes or other types of conflict with the unions or unionized personnel may have a material adverse effect on our ability to maintain ordinary service levels or otherwise operate our business in the manner that customers expect. In such circumstances, we could face an immediate reduction of revenues and possible damage to our reputation, with a potential adverse effect on our revenues in the long term.

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

We are subject to the periodic reporting requirements of the Exchange Act. However, the periodic disclosure required of foreign issuers under the Exchange Act is more limited than the periodic disclosure required of U.S. issuers. Publicly available information about issuers of securities listed on the Buenos Aires Stock Exchange also provides less detail in certain respects than the information that is regularly published by or about listed companies in the United States or in some other countries. Furthermore, there is a lower level of regulation of the Argentine securities markets and of the activities of investors in such markets as compared with the securities markets in the United States and certain other developed countries. We prepare our financial statements in accordance with Argentine GAAP, which differs in certain respects from U.S. GAAP. (See Note 19 to our Annual Consolidated Financial Statements).

Our business may be vulnerable to the current disruptions and volatility in the global financial markets as well as to government action intended to alleviate the effects of the current financial crisis.

Since August 2007, the global financial system has experienced difficult credit and liquidity conditions and disruptions leading to greater volatility. In September 2008, global financial markets deteriorated sharply following the bankruptcy filing by Lehman Brothers Holdings Inc. In the days that followed, it became apparent that a number of other major foreign financial institutions, including some of the largest global commercial banks, investment banks, mortgage lenders, mortgage guarantors and insurance companies, were experiencing significant difficulties.

In recent months, there have been runs on deposits at several foreign financial institutions in the countries most affected by the financial crisis and numerous institutions have sought additional capital. Central banks around the world have coordinated efforts to increase liquidity in the financial markets by taking measures such as increasing the amounts they lend directly to financial institutions, lowering interest rates and significantly increasing temporary reciprocal currency arrangements. In an attempt to prevent the failure of the financial system, the United States and European governments have intervened on an unprecedented scale.

Despite the extent of the above-mentioned intervention, global investor confidence remains low and credit remains relatively lacking. In addition, the world’s largest developed economies are widely considered to be in the midst of, or about to enter, economic recessions. Continued or worsening disruption and volatility in the global financial markets could have a material adverse effect on the Argentine financial market and on our ability to access capital and liquidity on acceptable financial terms. An economic downturn could negatively affect the financial stability of our customers, which could result in a reduction in business activity and a consequent loss of income for us. To date, the Argentine financial system has not required an intervention by the Argentine government or assistance from the Central Bank.

Inflation control, the regulation of tariffs and any response by the Argentine government to the current global economic crisis may have an effect on the macroeconomic situation of the country, and a material effect on our future results of operations. In particular, our results of operations are sensitive to changes in the Ps./U.S.$ exchange rate because our primary assets and revenues are denominated in pesos while 44.0% of our total liabilities are denominated in foreign currencies.

ITEM 4.         INFORMATION ON THE COMPANY

Introduction

Telefónica de Argentina S.A. is one of the largest companies in Argentina in terms of net revenues. We have a nonexpiring license to provide telecommunications services in Argentina. We also provide other telephone-related services such as international long-distance service, data transmission and Internet service. Through September 30, 1999, we provided domestic and international telephony services in the Southern Region on an exclusive basis. Commencing in October 1999, the Argentine government implemented a deregulation plan introducing competition into the market. See “—Our History and Development—Deregulation of Argentina’s Telecommunications Sector.”

As of December 31, 2008, our telephone system included approximately 4.6 million lines in service.

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

Our principal executive office is located at Avenida Ingeniero Huergo 723, (C1107AOH), Ciudad Autónoma de Buenos Aires, Argentina, and our telephone number is (5411) 4332-2066, facsimile number (5411) 4332-2066, e-mail: irelations@telefonica.com.ar, Web site: www.telefonica.com.ar.

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

•
granted licenses to provide telex, data transmission and other nonbasic, international telephone services to Telecomunicaciones Internacionales de Argentina Telintar S.A. (“Telintar”) and Startel S.A. (companies 50.0%-owned by us and 50.0%-owned by Telecom); and

•	caused ENTel to transfer substantially all of its assets, contracts and personnel to us, Telecom, Telintar and Startel S.A.

On the Transfer Date, the Argentine government licensed us to provide basic telephone service in the Southern Region pursuant to Decree No. 2,344/90. That same day, pursuant to an agreement (the “Transfer Contract”) among the Argentine government, ENTel, Cointel (formerly Compañía de Inversiones en Telecomunicaciones S.A.), and each of Telefónica Internacional Holding B.V. (“TIHBV”), Inversora Catalinas S.A. (“Inversora Catalinas”), Telefónica, Citicorp and Citicorp Venture Capital S.A., the Argentine government sold 60.0% of our capital stock to Cointel. As of the date of this Annual Report, Cointel owns a 52.70% interest in us. Telefónica beneficially owns 98.0% of our capital stock. See “Item 7. Major Shareholders and Related Party Transactions.”

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

Prior to increased competition in basic telephone services, we and our subsidiaries had provided cellular services including PCS in an environment of limited competition. On the other hand, data transmission and Internet services were subject to full competition during that time. However, we no longer provide the cellular services and PCS that had previously been provided by Telefónica Comunicaciones Personales S.A. (which has changed its name to Telefónica Móviles Argentina, S.A. (“TMA”)). Data transmission and consulting services are provided by TDA S.A., a controlled company since its acquisition in December 2008. See “Item 4. Information on the Company—Our History and Development—Purchase of TDA S.A.”

Purchase of TDA S.A.

In connection with Telefónica’s group internal reorganization process, on May 4, 2006, our Board of Directors approved the purchase of shares that represented 97.89% of the capital stock and votes of TDA S.A., owned by Telefónica DataCorp S.A. (“DataCorp”), a company indirectly controlled by Telefónica.  This transaction was approved by our Audit Committee, prior to its discussion by the Board of Directors.  The Audit Committee considered that the transaction reasonably qualifies as having been agreed upon terms that are usual and customary in the market.

At present, TDA S.A. is engaged in the supply of digital connectivity services (high-capacity data transmission and other value-added services), Internet access services for corporate customers and the provision of advisory services, consulting, design, supply and implementation of telecommunication systems and information technologies.

On June 16, 2006, we and DataCorp entered into a Share Purchase and Sale Agreement (the “Share Purchase and Sale Agreement”). The necessary governmental approvals for the transaction were obtained on March 31, 2008. However, on June 15, 2007, we and DataCorp had already agreed to extend the term for compliance outlined in the Share Purchase and Sale Agreement for an additional 12-month period as of that date. In addition, in response to a request from a minority shareholder of TDA S.A. pursuant to Decree No. 677/01, DataCorp purchased such minority shareholder’s shares on March 26, 2008, and DataCorp notified TDA S.A. of its intention to purchase the minority shareholder shares pursuant to Decree No. 677/01, Section VII. On October 16, 2008, the CNV approved DataCorp’s unilateral letter of intent to acquire TDA S.A. shares pursuant to Section 28 of Decree No. 677/01 concerning TDA S.A. shares held by third parties. On November 17, 2008, Telefónica DataCorp acquired 14,948 shares held by third parties.

On March 28, 2008 we and DataCorp signed an amendment to the Share Purchase and Sale Agreement providing for: (i) the purchase and sale of shares representing the 1.8578% of the capital stock and votes of TDA S.A. previously held by minority shareholders; (ii) the extension of the term for compliance with certain conditions (including the acquisition of the minority shareholders’ shares) for an additional six-month period beginning June 17, 2008; (iii) a purchase price for shares representing 97.89% of TDA S.A.’s capital stock of U.S.$56 million and a purchase price of U.S.$ 1 million for shares to be acquired from TDA S.A.’s minority shareholders; and (iv) the completion of the procedure for the acquisition of the minority shareholder shares, and the approval of this procedure, as a condition to the closing of the transaction. The Company’s Audit Committee and Board of Directors granted approval on May 6, 2008.

On December 2, 2008, as the conditions mentioned in the preceding paragraphs had been met, we and DataCorp executed a closing agreement (the “Closing Agreement”) whereby DataCorp agreed to transfer to the Company 802,645 common stock shares, each with par value Ps.100 and entitled to one vote, representing approximately 99.75% of the stock capital and votes of TDA S.A.

The transfer of the above mentioned shares was made in accordance with the following procedure:

•	On December 2, 2008, with the execution of the Closing Agreement, 492,228 common stock shares of TDA S.A., each with par value Ps.100 and entitled to one vote, were transferred from DataCorp to us;

•	On December 11, 2008, 310,417 common stock shares of TDA S.A., each with par value Ps.100 and entitled to one vote, were transferred from DataCorp to us.

The transaction was executed for a total amount of U.S.$57,084,835. Subsequent to the acquisition of TDA S.A., we have undertaken the following actions:

•
On December 10, 2008 we made a capital contribution of Ps.100 million in our controlled company TDA S.A. As a result of this contribution, 1,000,000 common stock shares, each with par value Ps.100 and entitled to one vote, were issued in our name. This capital increase is currently pending registration with the Public Register of Commerce.

•
On December 10, 2008, TDA S.A. transferred the equivalent of 1,972 common shares, which represented approximately 0.25% of the stock capital and votes of TDA S.A. The transaction was made for a total amount of Ps.483,864.

•
On December 23, 2008, we and our controlled company TDA S.A. entered into a Preliminary Merger Agreement, which purpose is to (i) analyze and, if applicable, start the merger process between both companies as from January 1, 2009; (ii) provide for the preparation of the related balance sheet; and (iii) provide for the preparation in due course of a Merger Prospectus and Preliminary Merger Commitment.

•	On December 29, 2008, the Shareholders’ Meeting of our controlled company TDA S.A. capitalized the capital stock comprehensive adjustment account, in an amount of approximately Ps.145 million, thus increasing TDA S.A.’s capital stock from Ps.180,461,700 to Ps.325,689,362, through the issuance of fully paid-in shares in our name as its sole shareholder. This increase is currently pending registration with the Public Register of Commerce.

•
On February 16, 2009 our Board of Directors approved the consideration of merger between both companies, the Merger Prospectus and Preliminary Merger Commitment, the related balance sheet, and appointed these issues to the following shareholders’ meeting to be held on April 20, 2009. See “Exhibit 4.13—Prospectus for the Merger of Telefónica Data Argentina S.A. into Telefónica de Argentina S.A., dated February 16, 2009 (English Translation).”

B.    Business Overview

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

As of December 31, 2008, our telephone system had approximately 4.6 million lines in service, or approximately 23.4 lines in service per 100 inhabitants of the Southern Region. Our consolidated assets were approximately Ps.6,283 million at December 31, 2008, and our net consolidated revenues were approximately Ps.4,761 million for the fiscal year ended on December 31, 2008 (figures are in accordance with Argentine GAAP). Based on historical net revenues, we are one of the largest companies in Argentina. See “—Revenues” below.

Our telephone network includes installed telephones and switchboards, a network of access lines connecting customers to exchanges, trunk lines connecting exchanges and long-distance transmission equipment. The following table provides, as of each date, certain basic information relating to the development of our domestic telephone system as of the dates indicated.

	December 31, 2008	December 31, 2007	December 31, 2006	December 31, 2005	December 31, 2004
Lines installed(1)	5,037,410	4,916,254	4,818,612	4,728,439	4,615,470
Lines in service(1)(2)	4,605,723	4,591,681	4,638,914	4,534,844	4,328,513
ADSL Broadband users	1,078,966	816,264	515,612	301,902	188,840
Lines in service per 100 inhabitants (Southern Region)	23.4	23.7	24.0	26.0	25.1
Lines in service per employee(4)	438.0	440.2	478.6	509.6	494.3
Total pending applications(3)	35,934	43,170	47,650	47,649	35,578
Percentage of lines connected to digital exchanges	100.0%	100.0%	100.0%	100.0%	100.0%
Public telephones installed	97,710	112,396	119,189	120,265	117,028

(1)	Includes local lines, public lines and digital trunk access in service.

(2)	Excludes presubscribed lines.

(3)	Backlog in lines requested by customers for whom installation is pending.

(4)	Considering lines in service and the total amount of employees as of the fiscal year-end. In 2008, the total amount of employees corresponds to consolidated information.

As of December 31, 2008, approximately 56.5% of our lines in service were in the greater Buenos Aires multiple area, including 20.0% of our lines in service that were located within the City of Buenos Aires. Approximately 87.0% of our lines in service as of December 31, 2008 were residential, with the remainder being professional, commercial and governmental customers.

The services that we provide are generally subject to regulation. The relevant governmental regulatory authorities include the National Communications Commission (the Comisión Nacional de Comunicaciones), the successor to the National Telecommunications Commission (the Comisión Nacional de Telecomunicaciones), and the Secretary of Communications (the Secretaría de Comunicaciones), both of which currently regulate and control telecommunications and telephone services in Argentina. This Annual Report sometimes refers to any of the National Communications Commission, the National Telecommunications Commission and the Secretary of Communications as the “Telecommunications Regulatory Authority.” See “—Regulatory Matters” below.

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

We have a Strategic Plan that is an essential tool for us to meet our objectives aimed at ensuring maximum value generation in the long-term for all of our stakeholders (customers, employees, shareholders and society at large). Our strategy is thus defined by means of a process that involves all of our areas and generates internal communication channels that encourage thorough analysis, the contribution of ideas and a creative attitude.

During 2008 the focus was placed on actions oriented towards achieving our vision “to be the most admired company in Argentina in terms of employee enthusiasm, customer satisfaction and contribution to the country’s development.”

Our cornerstones are:

•	To provide the traditional fixed-line services and broadband services with a satisfaction culture that fosters innovation and change at both individual and operational levels.

•	To promote efficiency through a dynamic structure that optimizes existing resources and designs clear and effective processes.

•	To enhance society development through its ongoing, dedication to stand for social and ethical issues.

•	To build trusted relations with unions, identifying common spaces and objectives and working together towards labor advancement.

•	To foster organizational leadership by showing the way for evolution and learning, from individual leadership to organizational leadership.

During 2008 we also implemented the following policies and measures based on:

•
Revenues: We concentrated on consolidating basic telephone lines and value added services and developing and promoting certain products that we consider to have strategic importance. We are focused on basic telephone lines, broadband services (our ADSL users increased 32.0% to approximately 1,079,000), and value added services;

•
Capital Expenditures: We concentrated on capital expenditures related to our strategic products, such as basic telephone services and ADSL, empowering the content and variety of the value-added multimedia services that may be supplied with those services, as well as in training and personnel development and incentive programs to reduce costs and improve efficiency.

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

In this respect, we intend to continue to solidify our position as the leading provider of integrated telecommunication business solutions in Argentina by providing a full range of high quality services including voice services, value added services, broadband, dial-up Internet access, and other high technology products for corporate users of various sizes through different marketing channels. We intend to shortly develop multimedia services, strengthening our position as an integrated communication and entertainment provider. We also intend to continue to invest substantial resources and efforts in training and personnel development in order to offer better services to our clients, and to develop incentive programs to reduce costs and improve efficiency.

We believe that the implementation of these short-and long-term business strategies will continue to have a beneficial effect on competitiveness and mitigate the adverse effects of growing competition and Argentina’s economic and regulatory situation.

In this context, we have been working on a deep commercial transformation in order to position ourselves as a telecommunication services company that places customer satisfaction in a key position for growth. This is reflected in our leading market position. To continue driving basic telephone service and broadband penetration as well as the development of new services, we will continue to increase the level of investments in these services, focusing on the content and variety of value-added services that can be supplied to our customers, including content, music and games.

Commercial and Marketing Channels

The objectives established in the business units were achieved through commercial intelligence tools, micro-segmenting models, consumption prediction models, studies of consumer demand, targeted commercial actions, etc. These tools helped strengthen our commercial strategies and improve efficiency in the respective processes.

We are fully oriented towards our customers, and their full satisfaction is our day-to-day commitment. We believe that strong customer relationships develop sustained growth.

We are organized through the following commercial units in order to approach and achieve our commercial and marketing strategy:

Corporate Customers

This business unit attends to our top 1,000 customers, including government offices, and specializes in the development of integrated and high quality solutions. Our main goal is to focus on the needs and opportunities of big companies and the customers and opportunities they offer in terms of service demand.

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

In 2008, we focused on the development of voice over Internet Protocol (“VOIP”) products, which allowed us to have new technological alternatives to provide basic telephone services, computer workstations with a leased personal computer (“PC”) which is sold as part of a package with a local area network (“LAN”) office service, Internet Value Added Services (“VAS”) and a local voice flat rate designed for business customers.

We also took measures to enhance personalized management per customer and multi-product sales, which enabled us to improve the efficiency of contact sales and customer retention.

During the year, several improvements in processes were developed, such as the outstanding “Welcome Call”, which allowed us to proactively anticipate customers’ problems and to reduce early churn problems, to promote customers’ files as sources of information to make more personalized decisions, and to focus on customer service processes, which increased the level of answered calls to over 90.0%.

Our commitment to customers as well as our orientation towards full customer satisfaction represent a clear and permanent channel of communication that we hope will allow us to maintain our leadership in this type of customer base.

Residential Customers

This segment represents our traditional business, and is focused on households, pensioners and public telephones. This unit serves more than four million lines in service. In this respect, both the plans designed to improve network flexibility and the differential marketing policies deserve special emphasis. Advertising together with the strong name recognition of our company are important tools in managing the growth of this commercial business unit.

During 2007, we began to offer integrated solutions to our residential customers in order to increase customer loyalty, retention and overall satisfaction. ADSL products have been bundled to other products such as voice services (“Duos”).

In order to reassert our intention to improve quality management in 2008, the customer service process in business centers was re-certified under the ISO 9001 2000 Standard, extending to it the sales and cash processes.

Wholesale Business

Our wholesale business serves other telecommunication providers, such as cellular companies, or fixed-line providers, with network access and facilities. In addition to the necessary interconnection service, the wholesale business offers optional products and services (such as direct digital lines, long-distance transmission, broadband links, and IP traffic).

From 2005 to 2008, the wholesale business saw significant growth. Such growth was principally due to a sustained demand from the wireless telephony market, the growth of economic activity and the development and growth of new services, such as IP traffic, which allowed us to increase our broadband market share.

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

The following table sets forth our then-current month-end base rates (prior to any applicable discounts) for various components of local service and domestic long-distance service. Pulses (as defined below) are still used to calculate monthly basic charges and charges for local and long-distance services. These charges were to be denominated in U.S. dollars and converted to pesos at the month-end exchange rates for the month indicated until the enactment of the Public Emergency Law. Under certain circumstances, we may apply discounts with respect to these rates. These amounts do not include value-added taxes.

Telephone Rates
	December 2008	December 2007	December 2006	December 2005	December 2004
	(in pesos)
Residential:
Installation charge per line	150	150	150	150	150
Monthly basic charge(1)	13.23	13.23	13.23	13.23	13.23
Pulses Monthly equivalent	282	282	282	282	282
Commercial:
Installation charge per line	150	150	150	150	150
Monthly basic charge(2)(3)	30.20	30.20	30.20	30.20	30.20
Pulses Monthly equivalent(3)	644	644	644	644	644
Prices:(4)
Price per pulse (nominal) in pesos	0.0469	0.0469	0.0469	0.0469	0.0469
Price per pulse in U.S.$ (5)	0.015	0.015	0.015	0.015	0.016
Exchange Rate Ps.1.00/U.S.$1.00 (5)	3.45	3.15	3.07	3.03	2.98

(1)
Retirees and pensioners whose consumption is less than 300 pulses per two-month period, as well as residential customers whose consumption is less than 150 pulses per two-month period, have preferential tariffs.

(2)	Monthly basic charge for measured service in an area with more than 200,000 telephones.

(3)
Corresponds to the Province and City of Buenos Aires. For the rest of the Southern Region, monthly basic charges amounted to Ps.27.3 during the period 2002-2008. The pulses/monthly equivalent was 582 for the period 2002-2008.

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

(5)	See “Presentation of Financial Information.”

Our principal sources of revenues for the fiscal year ended December 31, 2008 were approximately 26.0% from local and domestic long-distance measured services, approximately 20.0% from monthly basic charges, approximately 22.0% from special services, approximately 17.0% from access charges, approximately 2.0% from public phones and approximately 5.0% from international long-distance services.

Operating revenue figures presented by category of services in this Annual Report are derived from our accounting records, certain reports from our billing systems and certain estimates made by our management. This breakdown is not included in our Annual Consolidated Financial Statements.

The table below shows our sales revenues broken down by category of service.(1)

	Fiscal Year ended December 31, 2008	Fiscal Year ended December 31, 2007	Fiscal Year ended December 31, 2006	Fiscal Year ended December 31, 2005	Fiscal Year ended December 31, 2004 (4)
	(in millions of Argentine pesos restated for inflation until February 28, 2003)(1)
Basic telephone service
Measured service	1,220	1,094	975	923	893
Monthly basic charges(2)	933	869	832	787	746
Special services	1,056	792	653	525	477
Public phones	96	135	163	185	203
Access charges	813	711	654	531	403
International long-distance service	242	230	203	208	108
Direct lines	155	129	132	119	88
Other	246	226	234	186	187

Total(3)	4,761	4,186	3,846	3,464	3,105

(1)	See “Presentation of Financial Information” in the initial pages of this Annual Report.

(2)	Includes monthly basic charges and charges for supplemental services.

(3)	We accrue our operating revenues for each financial reporting period based on pulses (defined below) and services consumed, whether or not charges for the pulses and services have been billed.

(4)	Figures do not include the effect of the change in disclosure and valuation criteria described in “Selected Financial Data”.

Measured Service

For measured service, we have two different billing cycles, one is a two-month billing cycle and the other is a monthly billing cycle. Approximately 43.0% of our customers have a two-month billing cycle. Charges for local and domestic long-distance measured service vary with the price per unit of usage at the time of the call and the number of units that measure usage (“usage units”) that are tallied during a call. The number of usage units tallied for a particular local call depends upon the day, the time of day and the duration of the call. Historically, the only type of usage unit used to determine charges for local calls had been the “pulse,” a fixed value unit. A pulse is four minutes during off-peak time and two minutes during peak time. Usage for domestic long-distance calls is measured in variable value units denominated in pesos per minute. A “communication unit” serves as the conversion factor that, when multiplied by the then current price per pulse, determines the applicable cost per second of a domestic long-distance call. The conversion value of a communication unit applicable to a particular call varies depending upon distance of the call and the frequency of pulses, according to the type of telecommunications service giving rise to the charges and time of day and day of the week of the call. We offer a control line plan, which allows customers to make local, interurban and international calls, with limited pulses and paying a fixed charge per month. Additionally, we offer flat rate services, which have a pricing structure that charges a single fixed rate for service, regardless of usage.

Prior to the enactment on January 6, 2002 of the Public Emergency Law, the price per pulse was adjustable on a semiannual basis based on changes in the U.S. consumer price index, and was denominated in U.S. dollars.

In the Memorandum of Understanding 2006, the parties agreed to comply with and maintain the legal conditions provided in the Transfer Contract and regulations effective to date. Thirty days after the public hearing to discuss the Memorandum of Understanding 2006, which was held on April 28, 2006, both we and our shareholders were to suspend for 210 business days all the claims, and lawsuits regarding our license and Transfer Contract filed or in progress before administrative and arbitral tribunals or any court of law, in Argentina or abroad, based on, or related to, the events occurred or measures taken as a result of the emergency situation under Law No. 25,561. We and our shareholders complied with this requirement. Subsequently, we and our shareholders agreed to several extensions of the suspension of such claims and lawsuits for six-month periods until April 6, 2009. Once overdue the final date, we, our shareholders and the Argentine government, are constructively negotiating the terms for next steps. After the procedures provided for in current regulations are met, this instrument will be a necessary background to execute the

Protocol of Renegotiation of the Transfer Contract (“Protocol of Renegotiation”) approved by Decree No.2,332/90 as provided for Law No.25,561, Section 9.

Among other things, the Memorandum of Understanding 2006 provides the future unification of the reduced rate calling time band for local, domestic and international long-distance calls, starting from the implementation of the Protocol of Renegotiation.

Domestic Long-Distance Service

As of the Transfer Date, our domestic long-distance service was provided principally through our microwave network, using analog switching and transmission technology. We converted our microwave network to digital switching and transmission technology. As of December 31, 2008, we had constructed 21,750 kilometers of an optical fiber network, of which 6,567 kilometers are in the Northern Region, for domestic long-distance transmission between major cities and another optical fiber network for transmission between local exchanges.

We estimate that, for the fiscal years ended December 31, 2008, 2007 and 2006, domestic long-distance traffic represented approximately, 44.0%, 41.0% and 43.0%, respectively, of all measured service revenues.

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

As of December 31, 2008, approximately 79.0% of our monthly basic charges and measured service revenues were generated by residential customers. The remainder was comprised of professional, commercial and governmental customers.

Special Services

From 2001 to 2008, we significantly increased the offering of value-added services, including (1) supplementary services (e.g., call waiting, call forwarding) provided through digital switches and telephones, (2) special services for companies (e.g., digital links between customers and digital trunk access), (3) other services supported by an intelligent network (e.g., calling cards, toll-free calling, voice messaging, collect calling), (4) prepaid cards, (5) Internet access (including ADSL broadband services and Internet traffic); we collect monthly charges depending on: (i) speed, and (ii) geographical zone, and (6) DUO (a bundle of Internet access and flat rate products).

From 2005 to 2008 we experienced a net increase in our lines in service and ADSL users, which contributed to an increase in our revenues.  In 2008 our lines in service increased by approximately 14,000 lines, and our ADSL users increased by approximately 262,000 users, or by 32.0%. In 2007 our lines in service decreased by approximately 47,000 lines, and our ADSL users increased by approximately 300,000 users, or by 58.0%. In 2006 our lines in service increased by approximately 104,000 lines and our ADSL users increased by approximately 214,000 users. Our mission and strategy is to consolidate our traditional services and continue growing in high-speed Internet broadband services such as ADSL connections.

Public Phones

As of December 31, 2008, we had 97,710 public telephones installed. Of these, 10,054 are public telephones that we installed in the Northern Region and 87,656 are public telephones installed in the Southern Region. For each call we charge a measured service and an amount for usage measured by usage units. The majority of the public telephones are operated by third parties who are billed for usage. We provide variable commissions to individuals and small- to medium-sized companies in the offering of semi-public and public telephone services so as to increase the availability of such services. We have installed coin-operated modular telephones that permit placing local, domestic long-distance, and international calls by direct dialing. These modular telephones are connected to a centralized information management system.

Access Charges

Revenues from access charges through December 31, 2008 consist of fees collected from other operators, such as (1) local and/or long-distance providers, (2) cellular and PCS licensees, and (3) other minor providers of telecommunication services related to interconnection services that primarily include access, termination and long-distance transport of calls. Interconnection charges are principally calculated on a per minute usage.

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

Direct Lines

Direct lines are dedicated point-to-point leased lines for data transmission. The bandwidth of direct lines varies depending on customer requests from 9.6 kbps to 1,920 kbPs.We collect fees from installation and monthly charges. Fees from installation are collected only once and in case of specific installations. We collect additional one-time monthly charges depending on: (i) type of line, (ii) bandwidth, (iii) distance between points leased, (iv) duration of the contract and (v) usage of the lines. This service is not regulated and is beyond the scope of Law No. 25,561.

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

Other Services and Investments

As of February 1, 2001, we succeeded to our former subsidiary Telinver’s 50.0% interest in E-Commerce Latina S.A. (“E-Commerce Latina”). The remaining 50.0% of E-Commerce Latina was owned by Alto Palermo S.A. (“Alto Palermo”). E-Commerce Latina owns 98.0% of Altocity.com S.A. (“Altocity”), an entity that engages in the business of selling via the Internet a variety of items, including music CDs, electronic appliances, computer hardware and software and books.

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

After evaluating Telinver’s financing needs in light of the Argentine economic situation and the current difficulties in obtaining credit, on January 3, 2005, we assumed all of Telinver’s debt in an amount of U.S.$39.2 million, corresponding to Telinver’s total indebtedness owed to Telefónica Internacional S.A. (“TISA”). TISA expressly consented to the assignment of such debt by Telinver to us. In consideration for our assumption of the debt, Telinver entered into two loan agreements in pesos with us in the amounts of Ps.71.5 million and Ps.45 million, respectively. Subsequently, at Telinver’s extraordinary shareholders’ meeting on February 14, 2005, we, as the controlling shareholder of Telinver, approved a capital stock increase equivalent to Ps.71.5 million. These shares were given to us as payment under the first loan agreement mentioned in the previous paragraph. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

The outstanding balance of the debt of Ps.45 million after the capitalization mentioned above, was prepaid by Telinver on July 31, 2006 for the sum of Ps.28 million plus interest accrued as of that date, as a result of the acceleration clauses included in the sale contract of Telinver, as described below.

On November 11, 2005, we sold 100.0% of our shares in Telinver and other related assets to Telefónica Publicidad e Información, S.A. (“TPI”) and Telefónica Publicidad e Información International, S.A. ( “TPII” and together with TPI, the “TPI Group”), which acquired 95.0% and 5.0% of the shares, respectively, Spanish companies that belonged to the Telefónica Group until August 2006. The transaction was approved by our Audit Committee prior to the discussion thereof by the Board of Directors. The Audit Committee concluded that the transaction, the conditions of which are summarized below, may be fairly considered as meeting the normal and usual market conditions. The main terms of the transaction are as follows:

Price: U.S.$.74 million (value of assets), from which the financial debt (net of treasury) and allowances of approximately U.S.$.7.5 million were deducted.

Term: The purchase price would be paid by TPI Group over a term of 2 years and 6 months from the date of execution, plus an interest rate equivalent to 5.03% per annum. This payment was secured by two promissory notes issued by each of the purchasers. However, the agreement provided for the acceleration of terms in the event Telefónica were to decrease its direct or indirect interest in TPI Group below 50.1%

and/or lost management and control over TPI Group. On July 24, 2006, Telefónica transferred its equity interest in TPI and TPII, such that TPI and TPII no longer belong to Telefónica Group. Accordingly, on August 1, 2006, we collected the purchase price, plus interest related to the disposal of Telinver.

Guarantees: We granted guarantees customary in these kinds of purchase and sale agreements. See “Item 5. Operating and Financial Review and Prospects—Off-Balance Sheet Arrangements—Commitments Related to the Sale of our Equity Interest in Telinver.”

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

We collect customer payments through a number of different channels, including banks, third-party collection channels, our own commercial offices, and automatic bank debits and credit cards.

Management Agreement and Brand License

Management Agreement: The List of Conditions for the privatization of ENTel provided that one of the members of the consortium taking part in the privatization had to be an experienced telecommunications operator, which was required to enter into a management agreement with the surviving companies of ENTel establishing a fee for the services provided by the operator.

As a result of the requirements of the List of Conditions, we entered into a management agreement with Telefónica, whereby the latter is the “Operator” (the “Management Agreement”). Under the Management Agreement, Telefónica was responsible for managing our business and for providing services, expertise and know-how with respect to our entire range of activities. Also, the Management Agreement provided Telefónica with management powers relating to our day-to-day operations. Telefónica’s responsibilities included: (i) developing general policies; (ii) designing personnel and compensation structures; (iii) supplying necessary personnel; (iv) selecting appropriate expertise and technology; and (v) developing detailed action plans and budgets for us.

As of the date of signing the Management Agreement, Telefónica held a 6.0% indirect equity interest in us.

The Management Agreement established that the management fee paid to the Operator, Telefónica, amounted to 9.0% of our “gross margin,” defined as the sum of our net income, amortizations, financial expenses, income tax, and the management fee itself.

In accordance with the List of Conditions, the term of our Management Agreement coincided with the exclusivity period, i.e., until October 10, 1999. As provided for in the Management Agreement, if our exclusivity period were extended, the contract would continue to be in effect with a management fee of up to 9.0% of the “gross margin” through April 30, 2003, and that if it was extended beyond that date, the management fee percentage would be reduced to a negotiated amount ranging between 1.5% and 5.0% of the “gross margin.”

On July 30, 2003, we and Telefónica entered into a Supplement to the Management Agreement stipulating that the management fee amounted to 4.0% of the gross margin and extended through April 30, 2008, when the Management Agreement expired.

Based on the above and taking into account that at the date of signing the Management Agreement Telefónica held a 6.0% indirect equity interest in us, we believe that the fee agreed between us and Telefónica was not less favorable than those that would have been obtained from unaffiliated third parties.

During the fiscal years ended December 31, 2008, 2007 and 2006, the management fee was approximately Ps.22 million, Ps.61 million and Ps.74 million, respectively. In addition to the management fee, we were obligated under the Management Agreement to cover the costs of personnel assigned to us.

Brand License: At the Board of Directors meeting held on July 24, 2008, our Board of Directors approved a Brand License Agreement, whereby TSA grants us with a license to use various of its brands in Argentina (including the Telefónica brand). This agreement is effective from May 1, 2008 through December 31, 2011 and may be renewed for three-year periods. In consideration thereof, in the event that the prior-fiscal-year operating cash flow was positive, we will pay a fee equal to 0.75% of our revenues for fiscal 2008, 1.0% of our revenues for fiscal 2009, 1.3% of our revenues for fiscal 2010 and 1.6% of our revenues for fiscal 2011, excluding from our revenues those deriving from transactions with companies of the Telefónica Group, from the sale of fixed assets, financial investments and earnings from claims and litigation. In the event that the preceding fiscal year showed a negative operating cash flow, we shall pay an annual fee calculated based on the disbursements made by TSA regarding the industrial property portfolio licensed to us during the applicable license year.

The Board of Directors’ approval of this agreement was given only after our Audit Committee had previously considered that the agreement was reasonably framed within regular market conditions, in compliance with the requirements of Decree No. 677/01 “Regime of Transparency in Public Offerings.” See “Exhibit 4. 14—Trademark and Domain Name License Between Telefónica S.A. and Telefónica de Argentina S.A., dated September 30, 2008 (English Translation).”

Capital Expenditures

Pursuant to applicable regulations, we are required to meet certain minimum annual standards regarding the expansion of our telephone system and improvement to the quality of service in order to maintain our non-exclusive license. See “—Regulatory Matters—Service Requirements” below.

The following table sets forth our capital expenditures including IT applications.

Capital Expenditures(1)(2)(4)
	Fiscal Year Ended December 31,
	2008	2007(6)	2006(6)	2005(6)	2004(6)
	(in millions of pesos restated for inflation until February 28, 2003)
Buildings, Land and Equipment	16	15	7	11	10
Switching and Transmission	315	240	262	192	191
External Plant(3)	166	125	31	35	26
Telephone Equipment	106	35	29	28	24
Materials	231	187	117	73	109
Other(5)	70	88	122	134	77
Total	904	690	568	473	437

(1)	The allocation of work in progress and prepayments to vendors among items has been estimated.

(2)	See Note 2.2 to our Annual Consolidated Financial Statements and “Item 3. Key Information—Selected Financial and Operating Information.”

(3)
“External Plant” includes transmission lines and other transmission facilities (principally underground cables), but excludes real property not associated with transmission facilities, which is included under “Buildings, Land and Equipment.”

(4)
Includes Ps.143 millon, Ps.97 million, Ps.74 million, Ps.32 million and Ps 41 million of capital expenditures financed by trade, bank and financial payables for the fiscal years ended December 31, 2008, 2007, 2006, 2005 and 2004 (in pesos restated for inflation until February 28, 2003).

(5)	Includes IT Applications.

(6)	Figures do not include the amounts corresponding to TDA S.A. See Note 2.1 to our Annual Consolidated Financial Statements.

For the fiscal year ending December 31, 2009, we expect to make capital expenditures, including IT applications, of approximately Ps.950 million. Estimates for capital expenditures are preliminary and are based upon assumptions regarding commercial, technical and economic factors, exchange rates, evolution of the inflation rate, demand and availability of equipment and buildings. See “—Business Strategy” above and “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Competition

Until the deregulation of access to the Argentine telecommunications market, we had been the only licensed provider of wireline public telecommunications services and basic telephone services in the Southern Region, where we owned virtually all public exchanges, the network of local telephone lines and the principal domestic long-distance telephone transmission facilities. Telecom had been the only licensed supplier of such services in the Northern Region. Since 1999, the Argentine government has issued a number of decrees liberalizing the telecommunications market and awarded numerous licenses. As a result, a number of new operators have entered the market. The new providers of local, domestic long-distance and international telephone services are now our direct competitors. The operators owning data transmission networks, a few providers of Internet protocol (“IP”) telephony services and other companies providing wireless services are our indirect competitors to the extent those services may be substitutes for wireline telephony.

The following table provides, as of December 31, 2008, the number of licenses granted by the Secretary of Communications  per service:

Type of license	Quantity(1)
PCS	5
Basic telephone service	289
Local telephony	158

Type of license	Quantity(1)
Domestic long-distance	205
International long-distance	206
Public telephone	168
Internet access	23
Data transmission service	405
Value-added service	697
Cellular service	5
Other	1,052
Total	3,213

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

Competition has and may continue to be affected by the business strategies and alliances of our competitors and the general business and economic climate in Argentina, including changes in demand, interest rates, inflation rates and the peso/U.S. dollar exchange rate, which may affect us and our competitors differently, not necessarily to our advantage. Additionally, a continuing trend toward business combinations and reorganizations in the telecommunications industry may create powerful new competitors. The consolidation of Teléfonos de México S.A. (“Telmex”) in Argentina led this company to be the third largest telecommunication operator by its participation in AMX Argentina S.A. through América Móviles, Telmex Argentina (formerly known as AT&T Latin America Argentine branch), Techtel, Metrored and Ertach.

In February 2009, FATB approved the Telmex and Ertach merger. The Secretary of Communications has not yet approved the merger. Thus, the Secretary of Communications could oppose it because Telmex would acquire more radioelectric spectrum.

Telecom is planning the deployment of a Next Generation Network (“NGN”). With this network, Telecom will be able to offer IPTV, Video on Demand and 20Mbps Internet access. In addition, Telecom is planning to migrate its entire network to NGN in the next seven years and to extend this technology to the Southern Region.

Basic Telephone Services

We are the incumbent provider of basic telephone services in the Southern Region. However, other licensees currently providing local telephone services include Telecom, Telmex, Impsat S.A (which was acquired by Global Crossing Ltd. in May, 2007), and Telecentro.

We are using our expanded fiber-optic network in the Northern Region to carry long-distance traffic and a multiservice network to provide local service in the three most important cities in the Northern Region where Telecom is the incumbent provider. We have expanded and improved our network capacity by, among other means: (1) the construction of fixed wireless networks equipped to provide symmetric and asymmetric voice services in the Northern Region; (2) activating new lines and focusing on achieving full capacity utilization on plant additions and on existing network capacity; (3) others, including the expansion of the transmission network to accommodate current traffic (including local, multiple-area, domestic long-distance, and submarine cable traffic). As of December 31, 2008, we had built 21,750 kilometers of an optical fiber network. The fiber-optic network currently extends to several of the larger Northern Region. We use interconnection agreements from other providers to increase our ability to offer long-distance service in the Northern Region.

Domestic Long-Distance Service

Our competitors in providing domestic long-distance telephone services are Telecom, Telmex, I-Plan, Telephone 2 and Impsat. Our exposure to competition has increased due to the presubscription process and might be further increased if the carrier selection through dialing (“call by call”) is fully implemented. See “—Regulatory Matters—Regulations Related to Long-Distance Services,” below. As a consequence of the presubscription process, certain local service customers opted for one of our competitors, and certain Telecom local services customers opted for us or for one of the other competitors as their new provider of long-distance services. During 2008, the total number of long-distance services customers gained (approximately 116,041 lines) was less than customers lost (approximately 211,608 lines). We have focused on “win-back” activities regarding those customers that opted for other providers. Customers will be able in the near future to select their long-distance provider by dialing a specific three digit code number at the time they make a call. This new system, when fully operative, will coexist as an alternative for the pre-subscription provider for the line that originates a long-distance call. As of the date of this Annual Report, our networks and equipment are available to provide the selection services, but no operator has asked us for interconnection.

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

Public Telephone Service

Our principal competitors for public telephone service are Telecom, Telefonía Pública y Privada S.A., Telecentro S.A., and I-Plan. As of December 31, 2008, we owned 97,710 public telephones in Argentina, 10,054 are public telephones that we installed in the Northern Region and 87,656 are public telephones installed in the Southern Region.

Internet Access and Value-Added Services

The Internet market is divided into three major technologies:

•	ADSL, of which access is provided only by Telefónica in the Southern Region, and Telecom in the Northern Region;

•
Cable-modem, with Cablevision as the main provider, owned by Grupo Clarín (60.0%) and Fintech (40.0%).  Multicanal was merged into Cablevision.  These companies together have 84.0% of the country’s cable-modem network; and

•	Wireless, with two principal competitors, Velocom and Ertach (acquired by Nextel and Telmex respectively, subject to approval of the Secretary of Communications).

We are capable of providing ADSL through our own network. ADSL works by splitting an existing telephone line signal in two, one signal for voice and the other for data. ADSL allows Internet access simultaneously with telephone usage and provides a fast Internet connection. During 2008, we focused on expanding this service and increased the number of ADSL lines by 32.0%. As of December 31, 2008, we had 1,078,966 customers subscribed to ADSL and held a broadband market share in the Southern Region of approximately 72.0% according to internal estimates. We expect to continue expanding our offering of this service in 2009.

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

Our business strategy contemplates continuing to increase the share of investments dedicated to broadband in our global budget of investment for the coming years, boosting contents and the variety of broadband-based value added services offered, including multimedia, music and games, among others. We intend to develop multimedia, and offer a Triple Play bundle (voice, broadband access/data and media) with other TV providers shortly.

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

In the value added services market, there are two significant issues:

1.
During 2008, TMA, Telecom Personal S.A. (“Telecom Personal”) and AMX Argentina S.A. (“Claro”) enriched their product mix with new services such as Mobile Broadband. This represents a new important source of competition, leveraged by the deployment of 3G networks in Argentina.

2.	The first Triple Play offer was launched in January 2008 by Telecentro. Cablevision has announced its service launch for the first half of 2009.

Indirect Competitors

Wireless services have, since their inception, competed indirectly against wireline local services that we provide because cellular and PCS are, in certain cases, alternatives to those services, as well as to public telephone services. We also face indirect competition from PCS providers such as Movistar (the successor company to the business combination of TMA and Movicom BellSouth Operations), Telecom Personal, Claro and Nextel. Movistar is the brand name of TMA, a company affiliated with us. In the past few years, these wireless alternatives have experienced rapid growth and TMA had reached approximately 14.8 million clients as of December 31, 2008.

Furthermore, current available technology permits telephone calls and Internet access (which itself may be used to carry voice calls) via cable, and it is reasonable to expect that we will face competition from cable companies. Some of those companies have begun to provide telephone services through cable, but this has not materially affected our revenues.

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

At present, there are various other legislative initiatives with possible effects for our industry. Some of these bills and regulations aim to:

•	regulate the granting of concessions and licenses, and possibly revoke all such concessions and licenses;

•	regulate tariffs and prohibit the automatic tariff adjustment;

•	require certain investments as a condition to maintaining concessions or licenses granted; and

•	restrict the ability to discontinue the supply of services to customers in arrears.

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

Our Annual Consolidated Financial Statements only consider the actual effects, or those foreseen by management, of laws and regulations enacted as of the date of such financial statements. The effects of any new law or regulation will be considered only after the law or regulation has become effective and a part of the regulatory framework applicable to our activities.

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

Pursuant to Emergency Decree No. 120/03 issued by the Argentine government on January 23, 2003, the government may provide for interim tariff reviews or adjustments as may be deemed necessary or convenient for the purpose of ensuring the continued availability, safety and quality of services provided to users under these contracts until the conclusion of the renegotiation.

Pursuant to several laws that established annual extensions, the term to carry out the renegotiation has been extended until December 31, 2009. The National Executive Power shall be responsible for submitting the renegotiation proposals to the Argentine Congress, which has to communicate its decision within a period of 60 running days counted from the date of reception of the proposal. In the event such period expires without the Argentine Congress having reached a solution, the proposal is deemed accepted. If the proposal is rejected, the National Executive Power shall resume the process to renegotiate the applicable agreement. This rule establishes that the decisions adopted by the National Executive Power in this renegotiation process shall not be limited to, or subject to, the stipulations contained in the above mentioned regulatory frameworks currently governing the concession or license agreements for the respective public utilities. Renegotiation agreements may cover partial aspects of concession or license agreements, contain formulas to adjust such agreements or temporarily amend them and include the possibility of agreeing upon periodical reviews, as well as the establishment of conditions that must be met by the quality parameters applied to services. If there were temporary amendments, they should be taken into consideration in the terms of the final agreements reached with concessionaires or licensees. The legal provisions do not authorize public utilities contractors or concessionaires to suspend or alter compliance with their duties.

The Ministry of Economy, by Resolution No. 72/03 issued in February 2003, approved a methodology to calculate and transfer to our clients the impact of the tax on bank account transactions introduced by Law No. 25,413 paid by us as from the date such resolution comes into force. Resolution No. 72/03 explicitly referred to the Transfer Contract as the basis for approving such method. We believe that the position that the Ministry of Economy took in this resolution is consistent with our proposal and understanding of our rights under the Transfer Contract. According to Resolution No. 72/03, any such tax paid before that date should be included in the contractual renegotiation required by the Public Emergency Law.

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

1.
virtual telephony cards for the beneficiaries of the Head of Household Plan and for pensioners who do not have a telephone line and who meet the eligibility requirements set forth in the respective resolutions;

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

Pursuant to Resolution No. 73 dated March 31, 2005, and the clarifying resolution No.149 dated June 21, 2005, we and Telecom were instructed to include the beneficiaries of the Head of Household Plan who already own a telephone line in the customer category “Retirees, Pensioners and Low-Consumption Households” as long as they meet the respective requirements for such category. For that purpose, we are under the obligation to request the Federal Social Security Authorities (“Anses”) to supply us with the National Register of Beneficiaries of the Head of Household Plan.

The deep changes in the Argentine economic model experienced since early 2002 and the current legislative framework (the Public Emergency Law) are to be considered extraordinary events that significantly altered the economic and financial equation and the system applicable to the industry, therefore allowing the renegotiation of the regime to adapt it to the new situation, in full compliance with the principles established in the list of conditions and the transfer contract in order to maintain a regular, continuous and efficient supply of telephony services. The Transfer Contract contemplates the possibility of automatically adjusting the tariffs in the case of extraordinary and unforeseen events thereby defined or government actions or decisions that significantly affect the Transfer Contract’s original financial equation. It also provides for compensation on behalf of the Argentine government when there are extraordinary events, including actions and decisions of the government such as a freezing of tariffs on price controls, as well as the procedures to be followed to collect such compensation.

We filed the information required by the Argentine government and have proposed to reestablish the tariff regime stipulated in the Transfer Contract, which was cancelled upon the enactment of the Convertibility Law and the issuance of Decree No. 2,585/91. Such tariff regime contemplates peso-denominated tariffs adjusted for the monthly consumer price index in Argentina or, if there were significant differences between this index and the variation of the U.S. dollar, by the result obtained from the application of a polynomial formula that considers 40.0% of the monthly variation of the price of the U.S. dollar and 60.0% of the variation of the monthly consumer price index in Argentina. We proposed different alternatives to achieve such objective, especially to handle the transition from current tariffs to those resulting from the application of the Transfer Contract.

On February 15, 2006, we and UNIREN, on behalf of the Argentine government, executed the Memorandum of Understanding 2006. After the procedures provided for in current regulations are met, this instrument will be a necessary background to execute the Protocol of Renegotiation of the Transfer Contract, as provided for Law No. 25,561, Section 9.

Among others, the Memorandum of Understanding 2006 discusses the following main issues:

1)	Investments: We will continue making investments for the technological upgrade and development of our network and new services;

2)	Service and Long-Term Targets (see “—Regulatory Matters—Service Requirements” and “—Revocability of Our License”);

3)	Contractual Compliance (see “Introduction”);

4)	Regulatory framework;

5)	Stay of actions and subsequent waiver of rights and withdrawal of actions (see “—Revocability of Our License”);

6)
Adjustment of value in international incoming calls in the local area through the application of a correction factor, so that the value mentioned in section 37, of Exhibit II, to Decree No.764/00 undergoes a three-fold increase;

7)	Unification of the low rate time band for local calls, national and international long-distance calls starting from the implementation of the Protocol of Renegotiation; and

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

In the Memorandum of Understanding 2006, the parties agreed to comply with and maintain the legal conditions provided in the Transfer Contract and regulations effective as of that date. Thirty days after the public hearing to discuss the Memorandum of Understanding 2006, which was celebrated on April 28, 2006, both we and our shareholders were to suspend for 210 working days all claims, remedies and lawsuits regarding our license and Transfer Contract filed or in progress before administrative and arbitral tribunals or any court of law in Argentina or abroad based on or related to the events occurred or measures taken as a result of the emergency situation under Law No. 25,561. We and our shareholders complied with this requirement. Subsequently, we and our shareholders agreed upon several extensions of the suspension of such claims and lawsuits for six-month periods, until April 6, 2009. Once overdue the final date, we, our shareholders and the Argentine government, are constructively negotiating the terms for next steps. After the procedures provided for in current regulations are met, this instrument will be a necessary background to execute the Protocol of Renegotiation of the Transfer Contract approved by Decree No.2,332/90 as provided for Law No.25,561, Section 9.

In the Memorandum of Understanding 2006, and within the framework of the renegotiation of our Transfer Contract with the Argentine government and within a 30 day term subsequent to the execution of the Protocol of Renegotiation by the PEN, we, and the shareholders representing at least 98.0% of the capital stock, would have to fully and expressly waive all the rights that may potentially be alleged as well as under all lawsuits filed or in progress, arising out of or related to the events or measures resulting from the emergency situation established in Law No. 25,561 in connection with the Transfer Contract and our license.  The waiver would not be interpreted as our waiver to the rights that could apply to us based on possible future circumstances.  Should such waiver not occur, this would give rise to a repudiation of the Protocol of Renegotiation for a cause attributable to us, thus resulting in the revocation or expiry of our license.

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

Rate Regulations

Presidential Decree No. 764/00 set forth that providers of telephone services may freely establish the tariffs and/or prices of the services supplied to objective categories of customers, which must be applied on a nondiscriminatory basis. However, if there was no effective competition for telecommunications services, the

“dominant” providers in such areas, which include us, must respect the maximum tariffs outlined in the General Rate Structure. Below the values established in such tariff structure, such providers may freely set their rates by areas, routes, long-distance legs and/or customer groups.To determine the existence of effective competition, the dominant providers must demonstrate that other providers of the same service have obtained 20.0% of the total revenue for such service in the local area of the basic telephone service involved. Effective competition will be considered to exist in the provision of national or international long-distance services for calls originated in a local area covered by basic telephone service when the customers in such area are able to choose, through the dialing selection method, among more than two service providers, if each of them offers more than one destination.

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

Under the tariff regulation mechanism in effect known as price cap (the “Price Cap”), to which we are subject, tariff discounts have been applied based on a formula comprised of the U.S. consumer price index and an efficiency factor. On October 4, 2001, the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires, in relation to the complaint filed by the Free Consumers’ Cooperative (Consumidores Libres Cooperativa Limitada de Provisión de Servicios Comunitarios), mentioned in Note 10.e, to our Annual Consolidated Financial Statements, awarded a precautionary measure ordering the Argentine government, us and Telecom to refrain from applying the corrections set forth in Section 2 of the agreements approved by Decree No. 2,585/91 until final judgment is rendered in the case, which meant that the rates could not be adjusted by the U.S. consumer price index. We appealed such decision before the Supreme Court of Justice rejecting the arguments stated therein, which has been adversely determined as of the date of issuance of this Annual Report. On June 22, 2007, the court of original jurisdiction ruled declaring the maturity of the proceedings. Free Consumers’ Cooperative appealed the court decision, which at the date of this Annual Report is pending of resolution. In the opinion of our Management and our legal counsel, it is unlikely and remote that the resolution of this issue could have a negative effect on the results of our operations or our financial position.

We, Telecom and the Secretary of Communications entered into agreements for the application of the Price Cap for the 2000-2001, 2001-2002 and 2002-2003 periods. The Price Cap for the 2000-2001 period was established at 6.75%, of which 6.0% was allocated to rate reductions attributable to discount plans that were in effect in 2000 and the non-application of the semiannual adjustments to the pulse of that year value, among other items. The remaining 0.75% was to be applied as defined by the licensees. The Price Cap for the 2001-2002 period was established at 5.6%, and would be allocated to the non-application of the semiannual adjustments to the pulse value of 2001, plus the balance of the non-computation of the pulse value not applied in the Price Cap for the previous year. To date, the remaining amount has not been allocated to the services contemplated in the agreement. The Price Cap for the 2002-2003 period was established at an efficiency factor which could not exceed 5.0%, but its value was not fixed. The above-mentioned agreements require the approvals of the Ministries of Economy and Federal Planning, Public Investment and Services, which are still pending as of the date of issuance of this Annual Report.  Moreover, neither the effect of the reduction in rates previously implemented as compared to the rate reduction adjustments established by the Secretary of Communications nor the rate differences pending application under the referred agreements, have been established.  There has been no Price Cap since 2003.

In September 2007, the National Communications Commission, through its Resolution No. 433/07, notified us about the conclusion of its audit on the rate reduction issued by Resolution No. 2,925/99 (the “Price Cap 1999”). In the above-mentioned resolution, the National Communications Commission stated that Ps.4.9 million in tariffs collected by us must be offset, through a greater rate reduction than was originally established for the Price Cap 2000. We and our legal advisors consider that the above-mentioned balance will be fully offset with the amount to be determined for the Price Cap 2000, without having effect on the financial position and results of our operations.

In the opinion of our management and our legal counsel, the resolution of these issues related to the Price Cap and the complaint filed by the Free Consumers’ Cooperative might exclusively affect the maximum tariffs for future services that we are authorized to collect from our customers for services, areas or customers in which effective competition has not been declared. As of December 31, 2008, these maximum tariffs are the result of the application to the tariffs in force as of November 7, 2000 of the discounts resulting from the implementation of the Price Cap corresponding to the period 2000-2001 and to the advanced decreases corresponding to the period 2001-2002, as established in the mentioned agreements.

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

In addition, Decree No. 764/00 reduced, as of November 2000, the interconnection charges for the origin and destination of calls in local areas to 1.1 Argentine cents per minute for those districts with more than 5,000 inhabitants or a telephone-set density above 15 telephones for every 100 inhabitants, to 1.3 Argentine cents per minute for the remaining districts and for those areas included in the original license of independent operators, and to 0.30 cents per minute for the transit within local areas. A 3.0% semiannual Price Cap reduction was applied during the first two years after these rules and regulations became effective. By virtue of the Public Emergency Law, the interconnection charges related to origin and destination of the calls were pesified at the rate of Ps.1.00 per U.S. dollar, and during 2003, 2004, 2005 and 2006, most of these private contracts were adjusted by CER. As from fiscal year 2007, we have been negotiating new agreements with operators that provide for fixed access charges denominated in U.S. dollars.

Tariff Restructuring

The tariff restructuring granted by Decree No. 92/97, effective on February 1, 1997, established an increase in the price of the monthly basic charge and in local service rates and a decrease in the rates for domestic and international long-distance services and for local and domestic long-distance public phone services for longer distances. The net impact of the tariff restructuring was to be neutral on revenues during the two years after it became effective.

On December 1, 1999, the S.C. issued Resolution No. 4,269/99, which finally determined the excess revenue amount as Ps.18 million rather than the preliminary amount of Ps.14 million for the two-year period between February 1997 and February 1999, as previously determined by the S.C. As Resolution No. 18,968/99 similarly provided, Resolution No. 4,269/99 states that the S.C. will determine the form and time of implementation of the corresponding tariff reduction to compensate such excess revenues. We filed an appeal for review of Resolution No. 4,269/99, on the grounds that the calculation method used by the S.C. to determine the impact of the tariff restructuring established by Decree No. 92/97 was improper and should be challenged. On December 3, 2007, we, without acknowledging facts or rights, withdrew the appeal, requesting the final settlement of the amount determined by Resolution No. 4,269/99 in the framework of the mechanism established by Resolution No. 42/2007 (see—”Item 8. Financial Information—Annual Consolidated Financial Statements and Other Financial Information—Legal Proceedings”). On December 6, 2007, the S.C. accepted the withdrawal of the appeal and sent the file to the National Communications Commission in order to include the above-mentioned amounts into the compensation established by Resolution No. 42/07 of the S.C.

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

Additionally, the List of Conditions provides that we must:

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

In responding to consumer demand for new line installations and to meet the average waiting time requirement, we performed line installations in excess of those required in the List of Conditions. As of December 31, 2008, our backlog of pending applications for service was 35,934 lines.

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

•
certain shareholders of Cointel are required to retain a specified interest in Cointel’s common capital stock, and Cointel is required to hold Class A Shares representing 51.0% of our total capital stock except if otherwise approved by the Secretary of Communications;

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

In the Memorandum of Understanding 2006, and within the framework of the renegotiation of our Transfer Contract with the Argentine government and within a 30 day term subsequent to the execution of the Protocol of Renegotiation by the PEN, we, and the shareholders representing at least 98.0% of the capital stock, would have to fully and expressly waive all the rights that may potentially be alleged as well as under all lawsuits filed or in progress, arising out of or related to the events or measures resulting from the emergency situation established in Law No. 25,561 in connection with the Transfer Contract and our license.  The waiver would not be interpreted as our waiver to the rights that could apply to us based on possible future circumstances.  Should such waiver not occur, this would give rise to a repudiation of the Protocol of Renegotiation for a cause attributable to us, thus resulting in the revocation or expiry of our license.

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

Under these rules, operators are categorized as follows:

•	operators with Dominant Power: those whose revenues are over 75.0% of the total revenues for services rendered in a specific area or for a specific service;

•	operators with Significant Power: those whose revenues are over 25.0% of the total revenues for services rendered in a specific area or for a specific service; and

•	all other operators.

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

On August 21, 2008, the S.C. opened the process for the granting of licences for new frequencies of the radio electric spectrum for the first time in 7 years. During this process, the S.C. plans to grant licenses for the sub-frequencies of 3.3-3.4 GHz, 3.4-3.7 GHz and 10.15-10.65 GHz in use in over 200 towns throughout Argentina. We have applied for most of these licenses (in 141 towns overall).

On September 11, 2008, we presented technical and administrative data to the S.C. in accordance with the requirements. We are currently awaiting the scheduling of hearings related to these licenses and for the promulgation of further information related to the bidding procedures.

Universal Service

Presidential Decree No. 764/00 approved the Universal Service Regulations, amended pursuant to Decree No. 558/08 (as published in the official bulletin on April 4, 2008) to promote the access to telecommunications services by customers either located in high-cost access or maintenance areas or with physical limitations or special social needs. Such regulations establish that the deficit for the provision of these services will be afforded by “Universal Service Fund” to be financed by all telecommunications providers (including us) through the payment of 1.0% of total revenues for telecommunications services, net of any applicable tax and automatic deductions provided by the related regulation.

On June 8, 2007, and July 26, 2007 respectively, the S.C. issued Resolutions No. 80 and No. 127, in which certain conditions were imposed on providers of telecommunication services as from July 2007 and until the Universal Service Trust Fund created by Decree No. 764/00 is established. These resolutions set forth that providers of telecommunications services must each open a bank account at Banco Nación, in which to deposit, on a monthly basis, the amounts pertaining to their duties, until the Universal Service Trust Fund is established.

In addition, these resolutions set forth that each provider shall inform the National Communications Commission, on a monthly basis, of the amounts deposited in its account at Banco Nación, and must submit an affidavit, identifying the amounts payable as investment contribution and, if applicable, any amounts spent by the provider in the implementation of programs which are to be deducted from the contribution to be paid. Resolution No. 2713/2007 of the National Communications Commission put into effect the affidavit model, established procedures regarding the determination of the calculation basis applicable to the investment contribution and instructed that any amounts to be offset in connection with performance of the Universal Service Program “will be subject to the final determination of the activities undertaken by the Commission created by Section 10 of Resolution No. 80 and to any determination subsequently issued in the framework of Resolution No. 80 and concurrent Resolution No. 82.” As regards the amounts to be paid, the S.C. issued Resolution No. 82 (mentioned above), whereby an “ad hoc” commission is to be created, for the purpose of identifying the providers required to pay investment contributions to the Universal Service Trust Fund, analyzing the existing programs and evaluating their impact in determining the applicable compensations regarding the initial programs currently underway, and determining the amounts corresponding to the services provided in connection with the Universal Service Program.”

This commission will be made up of two S.C. representatives and two National Communications Commission representatives. As of the date of issuance of this Annual Report, the S.C. has not designated the members of the “ad hoc” commission and therefore it has not defined, the mechanism and criteria to determine the amounts to be eventually compensated and the procedures by which we may recover any cost incurred in the execution of the initial programs.

We have filed the monthly affidavits with the National Communications Commission for the periods corresponding to July 2007 through January 2009. In these affidavits, we have estimated the amounts corresponding to the initial programs mentioned above, resulting in a total receivable balance for us to collect from the Universal Service Trust Fund of Ps.739 million for the mentioned period. TDA S.A. has deposited its resulting monthly amount in a Banco de la Nación Argentina account in the name of TDA S.A. As of March 31, 2009, the balance of such account amounts to Ps.2.8 million.

The Decree No. 558/08 creates the Trust Fund for the Universal Service and orders that it must be implemented and set up through the execution of a trust in conformity with Law No. 24,441 in a term of one hundred and eighty days. The providers of telecommunications services shall act in their capacity as funding entities in this trust, which shall rely on the assistance of a Technical Committee made up by seven members (two members shall be appointed by the S.C., one member shall be appointed by the National Communications Commission and three members shall be appointed by the providers—two of which shall be appointed by the holders of the concession for the supply of basic telephone services and the last member to be appointed by Independent Carriers). This Technical Committee shall be entrusted with the preparation of annual resources forecasts, the instructions to be imparted to the Trustee, the orders to the Trustee to disburse the amounts required to finance the Universal Service programs, reports to the applicable authorities concerning any irregularity identified in the application of funds, etc. As regards the contributions payable, Decree No. 558/08 sets forth that the duty imposed on each provider to make a given contribution shall be audited and supervised by the National Communications Commission. In the form of an affidavit, the providers must report the amounts invoiced to customers during the previous quarter and supply evidence that their contributions have been paid. The amounts payable must be tendered on the monthly due dates established by the S.C.

Additionally, section 10, subsection f) of the mentioned Decree sets forth that the Technical Committee must prepare annual cash flow projections corresponding to the established programs and communicate them to the Regulatory Authority, clarifying that the related funding needs may not exceed the financial capacity of the Universal Service Trust Fund. On May 26, 2008, the Committee for the Organization of the Universal Service Trust Fund was created, with the purpose of drafting the model trust agreement, designing the applicable procedure to select the trust manager and submitting the proposal to the applicable authorities and carry forward with the public procedure for the selection of the trust manager to be proposed to the S.C.

On December 9, 2008, Resolution No. 405/08 of the S.C. was issued, which provides that until the Universal Service Trust Fund is implemented, the providers of telecommunication services shall deposit in the accounts opened in compliance with Section 1 of Resolution No. 80/07 of the S.C., the contribution equivalent to 1% of total revenues from telecommunication services, net of any applicable tax and automatic deductions, without discounting the amounts that could eventually be applicable as a result of the execution of the Universal Service programs that the applicable authority could determine in compliance with Section 2 of Decree No. 558/08 and Section 6 of the latest Universal Service Regulations approved by such Decree. The amounts shall be deposited at the due date related to the subsequent month to that in which the Resolution was enacted. The amounts to be deposited related to the deductions resulting from execution of the Universal Service programs as from the implementation of Decree No. 558/08 until the Resolution was enacted, will not accrue interest. Finally, the amounts that providers of telecommunication services might be entitled to receive as a result of the execution of Universal Service programs, regardless of their nature, accrued as from the implementation date of Decree No. 558/08 will be paid with the amounts to be deposited in the Universal Service Trust Fund.

It is to be considered that Decree No. 558/08 does not provide interpretations contrary to the providers right to offset the contribution obligation against the amounts for the execution of Universal Service Programs. However, Resolution No. 405/08 of the S.C. provides that the deposit must be made without discounting the amounts relating to the execution of Universal Service programs. In the opinion of our legal advisors, this last Resolution is illegitimate and arbitrary, and in that sense, we filed a brief challenging this resolution to the S.C., as there are sustiantiated reasons to consider that it will be finally repealed.

On January 16, 2009, Resolution No. 7/09 of the S.C. was published in the Official Bulletin, approving the form of trust agreement whereby the Universal Service Trust Fund will be implemented, indicating the Banco Itau Buen Ayre S.A. as trust manager.

We calculate the effect corresponding to the Universal Service contribution, consisting in 1% of revenues from telecommunication services, net of the automatic deductions provided by the CNC rules and regulations, and in accordance with our estimates and TDA S.A.’s estimates of the amounts payable within each fiscal year, based on the regulations in force as of that date. In the event that from the above-mentioned calculation results a payable, the corresponding net amount is recorded as a reserve. All deductions and subsidies that must first be pre-approved by the regulatory entity will be booked by us and by TDA S.A. as receivable in the fiscal year in which they will probably be reimbursed by such entity and can be valued with certainty.

C.    Organizational Structure

As of the date of this Annual Report, Telefónica owns, through affiliates, approximately 98.0% of our outstanding shares. The remaining shares are owned by holders not affiliated with Telefónica (the “Minority Shareholders”). Our capital stock is held by the following affiliates of Telefónica:

•	Cointel (holder of 3,599.1 million Class A Shares representing 51.53% of our capital stock and 81.4 million Class B Shares representing 1.17% of our capital stock);

•	TISA, a Spanish company;

•	TIHBV, a Dutch company; and

•	TMA, an Argentine company.

Cointel’s current shareholders consist of three affiliates of Telefónica, which together beneficially own 100.0% of Cointel’s common stock. One of these is Telefónica Holding de Argentina S.A. (“Telefónica Holding”), which directly owns 50.0% of Cointel’s stock. Telefónica Holding has advised us that as of December 31, 2008, the principal shareholder of Telefónica Holding is TISA (with a 99.99% equity interest).

The following chart illustrates our corporate structure reflecting the common stock ownership of the group as of the date of this Annual Report.

(*)	Excluding Cointel’s preferred stock currently owned by TIHBV.

(**)
On March 16, 2009, TMA agreed with TISA on the purchase of ADRs owned by TISA, representing 10% of the capital stock and votes of the Company. The agreement between TMA and TISA foresees a successive transaction scheme until finalizing the transfer of the total number of ADRs indicated above.

D.    Property, Plant and Equipment

Our principal properties consist of a transmission plant, including outside plant and trunk lines, and exchange equipment. These properties have historically been and continue to be located throughout the Southern Region, principally in the province of Buenos Aires, but in connection with the extension of our service area to the Northern Region, are also located to a lesser extent in that region of Argentina. Of the net book value of our total consolidated outside plant, property and equipment as of December 31, 2008 (under Argentine GAAP):

•	our outside plant, including external plant, transmission and switching equipment represented approximately 58.2%;

•	construction in progress, materials and prepayment to vendors represented approximately 16.3%;

•	land and buildings represented approximately 24.2%; and

•	furniture, cars and office equipment represented approximately 1.3%.

A substantial portion of our assets may be considered to be dedicated to the provision of an essential public service, and, therefore, under Argentine law, would not be subject to attachment, execution or other legal process. Additionally, our plant has no significant current environmental issues. Our intention is to constantly improve our facilities in order to empower our fixed, broadband and value-added services.

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

As of December 31, 2008, this property had a net book value of approximately Ps.527 million, of which approximately Ps.460 million had been registered in our name (amounts restated as described in Note 2.2 to our Annual Consolidated Financial Statements).

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

ITEM 4A.      UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.         OPERATING AND FINANCIAL REVIEW AND PROSPECTS

In addition to the management discussion below, you should carefully read our Annual Consolidated Financial Statements and selected financial data included elsewhere in this Annual Report for additional information about us.

We prepare our Annual Consolidated Financial Statements in accordance with Argentine GAAP. Argentine GAAP differs from U.S. GAAP. See “Item 3. Key Information—Selected Financial Data” and Note 19 to our Annual Consolidated Financial Statements, which describe the principal differences between Argentine GAAP and U.S. GAAP that apply to us.

Introduction; Presentation of Financial Information

We are a licensed supplier of wireline public telecommunications, basic telephone and long-distance services in Argentina. On November 11, 2005, we sold our wholly-owned subsidiary Telinver, a company which publishes telephone directories in Argentina. See “Item 4. Information on the Company—Business Overview—Disposal of Telinver (Publisher of Telephone Directories).” In December 2008, we purchased 100.0% of TDA S.A.’s capital stock. See “Item 4. Information on the Company—Our History and Development—Purchase of TDA S.A.”

Factors Affecting Our Results of Operations

Overview

Beginning in the second half of 2001, the Argentine economy experienced a severe recession and political and economic crisis, accompanied by the abandonment of the parity between the peso and the U.S. dollar beginning in 2002, leading to a significant devaluation of the peso against significant international currencies and high levels of inflation. By the end of 2002, the peso had devalued by 237.0% (having reached 290.0% as of June 25, 2002), and Argentina had experienced a yearly rise in the wholesale price index of 118.0%. The cumulative devaluation of the peso for the seven years ended December 31, 2008 was 245.4%.

Following the 2001-2002 crisis, real GDP in Argentina expanded 8.8% in 2003, 9.0% in 2004, 9.2% in 2005, 8.5% in 2006, 8.7% in 2007 and 7.1% in 2008. As of December 31, 2008, the peso/dollar exchange rate increased by 9.6% to Ps.3.4537 as compared to December 31, 2007. The consumer price index had a cumulative increase of 7.2% in the same period.

	December 31,
	2008	2007	2006
Wholesale price index (annual % change)	8.8	14.6	7.1
Consumer price index (annual % change)	7.2	8.5	9.8
Gross domestic product (annual % change)	7.0	8.7	8.5
Devaluation/(Appreciation) (annual % change)	9.6	2.7	1.0

Source: INDEC, Central Bank

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

Accordingly, the following discussion should be read in conjunction with, and qualified in its entirety by, the risk factors contained in this Annual Report. The most important factors affecting our results of operations are the following:

•	Argentina’s economic environment and the current international financial crisis

During the last few years, there has been greater certainty in Argentina’s operating and economic environment for us due to, among other factors, the relative stabilization in the peso equivalent amounts of our foreign currency denominated debt, the financing we have already obtained and the gradual reduction of our financial debt.There is currently a new international climate of instability in the financial markets; however, in our opinion this should not have a significant direct impact on our future operations, and the future development of which will be monitored by our management.

Although we have adopted the measures described in Item 5. “Operating Review and Financial Prospects— Effects on Our Operations and Our Ability to Pay Our Short-Term Debt” and may adopt additional measures to mitigate the effects of changes in our business resulting from both the domestic and international economic turmoil, and certain indicators of the Argentine economy have been showing favorable signals, these future operating conditions and characteristics might not continue to be stable to the extent that in the event of new developments in local and/or international economic contexts, the regulatory framework may fail to establish the rules to allow reinstating the balance of the variables that constitute our economic and financial equation. See Item 3. “Key Information—Risk Factors.”

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

The Public Emergency Law eliminated the U.S. dollar/peso parity. Soon thereafter, the Argentine government permitted the peso to float freely against the U.S. dollar, with a resulting substantial decline in the value of the peso. The devaluation of the peso, accompanied by the pesification and freezing of our tariffs, has had a material adverse impact on our results of operations. During 2008, 2007 and 2006, we had a financial loss of Ps.116 million, Ps.67 million and Ps.36 million respectively, principally as a consequence of the devaluation of the peso against the U.S. dollar and other currencies.

•	Inflation and inflation accounting

During 2002, Argentina experienced inflation of 41.0% and 118.0% measured in terms of the consumer price index and the wholesale price index, respectively. As a result of the high inflation, Argentine GAAP reintroduced inflation accounting. The most important impact of inflation on our results of operations was the incorporation into our financial statements of the effect of the exposure of our monetary assets and liabilities to inflation and the impact of these restated assets and liabilities in our income statement accounts. The effect on our balance sheet and our shareholders ´equity was the restatement of our non monetary net assets in constant pesos until February 28, 2003. See “—Inflation Accounting” below.

•	Mandatory contract renegotiation

Although we have adopted the following measures to mitigate the effects of changes in our business, and although certain indicators of the Argentine economy showed favorable signals, our future operating conditions might not continue to be stable to the extent that in the event of new developments in the economic context, the current regulatory framework has still not established rules to allow restoring the balance of the variables in our economic and financial equation. See “Item 4. Information on the Company—Business Overview—Regulatory Matters—Rates” and “Item 3. Key Information—Risk Factors.”

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

The relationship between the variables that impact our revenues and expenses has been affected as a result of the “pesification” and freezing of our tariffs, especially within the context of a potentially inflationary economy. These variables may continue to be mismatched depending upon the regulatory framework for our industry to be designed by the Argentine government in the future. The Transfer Contract provides for mechanisms to re-balance the relation between the variables that determine income and costs including investments (the so-called “economic and financial equation”) upon the occurrence of certain circumstances. As mentioned elsewhere in this Annual Report, the Public Emergency and Exchange System Reform Law established the pesification of originally U.S. dollar-denominated utility tariffs and authorized the PEN to renegotiate agreements. The Memorandum of Understanding 2006 seeks a commitment to establish in the future a stable legal framework for maintaining the legal conditions set forth in the Transfer Contract and the rules in force as of the date of the Memorandum of Understanding 2006.

Since 2005, the evolution of the main macroeconomic variables in Argentina affected by the economic crisis of the years 2001-2002 has showed positive signals, such as growth of the economy, stabilization of the exchange rate and inflation. Therefore, in our opinion, there is greater certainty in our operating and economic environment due to, among other factors, the relative stabilization in the peso equivalent amount of our foreign currency denominated debt, financing that we have already obtained and the gradual reduction of our financial debt. There is currently a new international climate of instability in the financial markets; however, in our opinion this should not have a significant direct impact on our future operations, and the future development of which will be monitored by our management. Although we have adopted the above measures  to mitigate the effects of changes in our business, and certain indicators of the Argentine economy have been showing favorable signals, future operating conditions might not continue to be stable to the extent that in the event of new developments in local and/or international economic context, the regulatory framework may fail to establish the rules to allow reinstating the balance of the variables that constitute our economic and financial equation. See Item 4. “Information on the Company—Business Overview—Regulatory Matters—Rates.”

In estimating future revenues, we mainly use our internal business forecasts and any current information we may have regarding changes in significant variables affecting such forecasts. We develop our forecasts based on recent revenue data for existing products and services, planned timing of new products and services, estimates of tariff increases, and other industry and macroeconomic factors.

Fixed assets and intangible assets have been valued at cost restated as described in Note 2.2 to our Annual Consolidated Financial Statements considering their recoverable value on the basis of our best estimate of future discounted cash flows of our telecommunication business, taking into account current information and future telephone service rate estimates. In fiscal year 2006, TDA S.A. recorded an allowance for impairment of fixed assets that as of December 31, 2008, amounts to Ps.27 million under Argentine GAAP. We have monitored the evolution of the macroeconomic variables that affect our business and, from time to time, we have adjusted our projections based on the latest trends. As explained in Note 1 to our Annual Consolidated Financial Statements, in our opinion, projecting such trends and the consideration of operating strategies available for possible scenarios, we will generate future cash flows sufficient to recover the fixed assets amounts and intangible assets with definite useful life, net of the allowance for impairment of fixed assets mentioned above. Notwithstanding the foregoing, as explained in Note

9.1 to our Annual Consolidated Financial Statements, we will continue to monitor the projected situation and will assess the effect of any new future developments.

Our general financing policy is to cover future needs for funds to continue our investment plan and repay short-term and current portions of long-term debt mainly with cash generated by operations and, if necessary, with bank loans, access to capital markets, and refinancing of our debt, or, in the final instance, through financing from our indirect parent company.

Since 2005, we have decreased our debt. As of December 31, 2008, 2007 and 2006, our bank and financial short-term debt amounted to U.S.$22 million, U.S.$162 million and U.S.$258 million, respectively, and our bank and financial total debt amounted to U.S.$382 million, U.S.$546 million and U.S.$777 million, respectively.

In addition, the current international climate of instability in the financial markets could indirectly affect our ability to access capital and liquidity, and could affect our financial stability. See Item 3. “Key Information—Risk Factors.”

In the past, we managed to gradually reduce our financial indebtedness through a combination of cancellations at maturity, issuance of negotiable obligations, and short and long-term refinancings. We expect to arrange for additional placements in the future. Those placements, in conjunction with internally generally cash flows and possible refinancing options and/or other financing alternatives that we may consider will, in the opinion of our management, enable us to settle or successfully refinance the remaining balance of our indebtedness.

Effects on Our Results of Operations and Liquidity in Future Periods

Although there have been macroeconomic improvements in Argentina since the second half of 2003, including a slow growth in the wholesale price index and gains in the value of the peso against the U.S. dollar, we continue to operate in a very difficult and potentially volatile economic environment. Furthermore, the current international climate of instability in the financial markets could potentially increase the volatility of the Argentine economic environment. In particular, we expect that the combination of the following circumstances may have an effect on our results of operations in future periods:

•	the outcome of the renegotiations of our contract with the Argentine government;

•	competition;

•	how the government will regulate our business including tariffs;

•	the macroeconomic situation in Argentina, including inflation, exchange rate changes and unemployment; and

•	the current international economic crisis.

In particular, our results of operations are very susceptible to changes in the peso/dollar exchange rate because our primary assets and revenues are denominated in pesos while substantially all of our liabilities and main capital expenditures are denominated in foreign currencies.

Inflation Accounting

As a result of the inflationary environment in Argentina (there was an increase in the applicable index for restatement of financial statements (wholesale prices) of 118.0% in the period January 1 through December 31, 2002) and the conditions created by the Public Emergency Law, the CPCECABA approved, on March 6, 2002, Resolution MD No. 3/2002 applicable to financial statements for fiscal years or interim periods ending on or after March 31, 2002. Resolution MD No. 3/2002 required the reinstatement of inflation accounting in financial statements in accordance with the guidelines contained in Technical Resolution No. 6 with the changes incorporated by Technical Resolution No. 19 issued by the FACPCE and adopted by Resolution CD No. 262/01 of the CPCECABA, which provides that all recorded amounts be restated by changes in the general purchasing power through August 31, 1995, as well as those arising between that date and December 31, 2001 stated in currency as of December 31, 2001.

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

In accordance with the above, our financial statements as of December 31, 2008, 2007, 2006, 2005 and 2004 have been prepared recognizing the effects of variations in the purchasing power of the Argentine peso until February 28, 2003 (restated according to the changes in the Argentine wholesale price index published by INDEC) in compliance with the regulations issued by the National Executive Power and the CNV. The accumulated effect on that index between January 1, 2003 and September 30, 2003 was a decrease of 1.4%.  The effect on our shareholders’ equity as of December 31, 2008, 2007 and 2006, and on our results for the fiscal years ended December 31, 2008, 2007, 2006 and 2005, of not restating figures until September 30, 2003 is not significant.

Critical Accounting Policies

This operating financial review and prospects is based upon our Annual Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in Argentina, with amendments approved by the CNV. The preparation of financial statements in accordance with Argentine GAAP requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses for each year. Ultimate results could differ from those estimated if our estimates, or assumptions used in those estimates, do not actually occur. See “Item 4. Information on the Company—Business Overview” and Notes 2.3.f, 2.3.h, 2.3.k, 2.5, 9, 11.1 and 17 to our Annual Consolidated Financial Statements.

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

We believe the following represents our critical accounting policies. Our accounting policies are more fully described in Note 2.3 to our Annual Consolidated Financial Statements. The most critical accounting policies adopted in preparing the Annual Consolidated Financial Statements according to Argentine GAAP, or according to U.S. GAAP where specifically noted, relate to:

•	the depreciable lives for each category of fixed assets;

We believe that the accounting estimate related to the establishment of asset depreciable lives is a “critical accounting estimate” because: (1) it requires our management to make estimates about technology evolution and competitive uses of assets and (2) the impact of changes in these estimates could be material to our financial position, as well as our results of operations. Management’s estimates about technology and its future development require significant judgment because the impact of technology advances is difficult to predict.

•	the evaluation of fixed assets and limited life intangible assets for impairment whenever indicators of impairment exist;

Argentine GAAP requires that the recorded value of assets be evaluated for impairment against its recoverable value, which for a long-lived asset is generally defined as its economic use value.

According to those accounting standards, if an impairment indicator is present, we must assess whether the carrying amount of the assets is recoverable, estimating the amount of discounted cash flows (future inflows of funds minus future outflows of funds discounted at the rate that reflects the time value of money and risks specifically inherent in the asset) and before financial charges and income tax. If the carrying amount exceeds the recoverable amount, an adjustment charge must be recognized, based on the fair value of the asset. Under U.S. GAAP, the method applicable to the assessment of recoverability is the undiscounted cash flow method. We believe that the accounting estimate related to asset impairment is a “critical accounting estimate” because: (1) it requires our management to make estimates about future revenues and costs over the life of the asset; and (2) the impact of recognizing an impairment could be material to our financial position, as well as our results of operations. Management estimates about future revenues require significant judgment because actual revenues have fluctuated in the past and may continue to do so especially due to the pending contract renegotiation. In estimating future revenues, we mainly use our internal business forecasts and any current information we may have regarding changes in significant variables affecting such forecasts. We develop our forecasts based on recent revenue data for existing products and services, planned timing of new products and services, the estimated tariff increases, and other industry and macroeconomic factors.

Fixed assets and intangible assets have been valued at cost restated as described in Note 2.2 to our Annual Consolidated Financial Statements considering their recoverable value on the basis of our best estimate of future discounted cash flows of our telecommunication business, taking into account current information and future telephone service rate estimates. In fiscal year 2006, TDA S.A. recorded under Argentine GAAP an allowance for impairment of fixed assets that as of December 31, 2008 amounts to Ps.27 million. We have monitored the evolution of the macroeconomic variables that affect this business and, from time to time, we have adjusted our projections based on the latest trends. As explained in Note 1 to our Annual Consolidated Financial Statements, in our opinion, projecting such trends and the consideration of operating strategies available for possible scenarios, we will generate future cash flows sufficient to recover the fixed asset amounts and intangible assets with definite useful life, net of the allowance for impairment of fixed assets mentioned above. Notwithstanding the foregoing, as explained in Note 9.1 to our Annual Consolidated Financial Statements, we will continue to monitor the projected situation and will assess the effect of any new future developments.

•
the creation of reserves for contingencies assessed as likely by our management, based on our estimates and the opinion of our legal counsel (see Note 10 to our Annual Consolidated Financial Statements);

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

•	the assessment of the recoverability of goodwill registered under Argentine GAAP for the investment in TDA S.A. is based on our management’s best estimate of discounted TDA S.A. future cash flows.

According to the purchase method as described in Argentine GAAP accounting standards, as part of the procedure of distributing the cost amongst the assets and liabilities of the acquired entity, it is necessary that as of the date of acquisition, all the assets and liabilities of the acquired entity should be identified, including those not previously recognized by the acquired entity for not meeting the requirements established in Argentine GAAP accounting standards. Regarding the acquisition of capital stock in TDA S.A., we have identified certain intangible assets that had not been previously recognized in TDA S.A.’s books considering the conditions previously mentioned. Given that as of the date of issuance of our Annual Report, we are evaluating the information necessary to determine the current value of such intangible assets at the time of the acquisition and subsequently, their recognition as a separate asset, we have recorded such capital stock acquisition temporarily considering that the mentioned intangible assets are a part of goodwill until the evaluation is completed.

Goodwill arises when the cost of an acquisition exceeds the acquirer’s interest in the net fair value of the identifiable assets acquired and liabilities and contingent liabilities assumed. Goodwill is not amortized, but is, instead, subject to an impairment test on a yearly basis and whenever there is an indication that the goodwill may be impaired.

In estimating future revenues, we mainly use our internal business forecasts and additionally any information we may have regarding changes in significant variables affecting such forecasts. We develop our forecasts based on recent revenue data for existing products and services, planned timing of new products and services, estimates of tariff, and other industry and macroeconomic factors.

The recoverability of the booked value of goodwill, as of December 31, 2008 is based on our best estimate of discounted TDA S.A. future cash flows, considering the available information.  Our management has monitored the evolution of the macroeconomic variables that affect its business and, from time to time, it has adjusted its projections based on the latest trends. Considering TDA S.A.’s available operating strategies and the merger transaction, (see “Item 4. Information on the Company—Our History and Development—Purchase of TDA S.A.”) in the opinion of our management, future cash flows will be obtained to recover the amount registered as goodwill. Notwithstanding the foregoing, our management will continue to monitor our projected situation and will assess the effect of any future developments.

Under U.S. GAAP, due to the fact that this transaction was between entities under common control, the assets and liabilities acquired were incorporated at their carrying amount of 133 million, determined under U.S. GAAP, and the excess over the above-mentioned carrying amount was treated as a dividend and a reduction of equity in the amount of 63 million. We have decided not to restate the prior year’s financial statements since the effect is not material.

•
the creation of allowances, amounting to Ps.202 million, as of December 31, 2008, to cover doubtful accounts based on our estimates regarding the terms and conditions of our potential future collections;

•
the booking of liabilities related to plans and programs providing for benefits to employees and executives. Our Board of Directors approved certain plans for employees and executives, which are described in “Item 6. Directors, Senior Management and Employees—B. Compensation and D. Employees”; and

•	the recoverability of deferred tax assets and minimum presumed income tax assets;

Management assesses the recoverability of deferred tax assets and minimum presumed income tax assets based on estimates. Minimum presumed income tax is supplementary to income tax. Therefore, our tax liability for each fiscal year will be the higher of these two taxes. However, if the minimum presumed income tax exceeds income tax during one fiscal year, such excess amount may be deemed as prepayment to any income tax in excess of the minimum presumed income tax that may arise in the next ten fiscal years. The recoverability of deferred tax assets and minimum presumed income tax assets ultimately depends on our ability to generate enough taxable income during the periods in which the temporary differences are expected to be deductible or the minimum tax carryforward expire. In making our assessment, management considers the reversal time period of deferred tax liabilities, projected taxable income and tax planning strategies. Our assessment is based on a series of internal projections which are updated to reflect the trends. In accordance with accounting principles in force, we must recognize deferred tax assets when future deductibility is likely. As of December 31, 2008 and 2007, based on the information and projections available as of the date of issuance of our Annual Consolidated Financial Statements and considering the reversal of deferred tax assets and liabilities and the variables affecting future taxable income, including the effect renegotiation of the Argentine government debt, the foreign exchange rate, inflation for the coming years, and the reduction in foreign currency debt, we currently estimate that the deferred tax assets and the minimum presumed income tax assets as of December 31, 2008 and 2007 are likely to be recovered, except for the specific tax loss carryforwards balance and Ps.1 million of minimum presumed income tax balance, which expires in 2009. Also, our management evaluates uncertain tax positions considering provisions of FIN No.48. (See Note 2.3.k to our Annual Consolidated Financial Statements).

We have made certain assumptions with respect to debt obligations, tax credits and accounts receivable with all levels of the Argentine government (federal, provincial and municipal governments and governmental agencies) that they will be honored either through collection or by delivery of alternative instruments, or by set-off against taxes owed or future taxes payable.

As of the date of issuance of this Annual Report, we cannot predict the possible outcome of the renegotiation pursuant to Public Emergency Law or the rate system that will apply in the future or when it will be implemented. The effects of any economic regulations or balances recognized by the Argentine government will be considered in the financial statements when they become known by our management and effectively approved by regulatory authorities. See Note 9 to our Annual Consolidated Financial Statements.

In addition, on March 20, 2009, the FACPCE approved the Technical Resolution No.26 for the adoption of the International Financial Reporting Standards (“IFRS”) for the reporting of financial statements for entities that make public offers of securities. This technical resolution is effective for fiscal years beginning January 1, 2011.

Nowadays, there is an implementation plan supported by the CNV for the adoption of this technical resolution. Our management believes that the adoption of these new standards would have an impact on our financial statement reporting.

New Accounting Pronouncements under U.S. GAAP

a)	Business combinations

In December 2007, the FASB issued SFAS No. 141 (Revised 2007) that replaces FASB Statement No. 141, Business Combinations. This statement retains the fundamental requirements in statement 141 that the acquisition method of accounting (which Statement 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. Some of the significant changes this new statement makes to the application of the acquisition method are: (i) recognizing and measuring the assets acquired, the liabilities assumed, and any noncontrolling interest at their fair values; (ii) recognizing assets acquired and liabilities assumed arising from contractual contingencies at the acquisition date, measured at its fair value and (iii) recognizing a gain in the event of a bargain purchase (i.e. previously negative goodwill).

This statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is prohibited.

b) Noncontrolling Interests in Consolidated Financial Statements

In December 2007, the FASB issued SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements.” This Statement amends ARB 51 to establish accounting and reporting standards for a noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 (that is, January 1, 2009, for entities with calendar year-ends). Earlier adoption is prohibited. We do not expect that the adoption of this statement will have a material effect on our financial position or result of operations.

c) Effective Date of SFAS No.157

In February 2008, the FASB issued FASB Staff Position No.157-2 which delayed the effective date of SFAS No.157 for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually to the fiscal years beginning after November 15, 2008). We do not expect that the adoption of this statement will have a material effect on our financial position or results of operations.

d) Disclosures about Derivative Instruments and Hedging Activities—An amendment of FASB Statement No. 133

On March 19, 2008, the FASB issued SFAS No. 161 “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133.” This Statement changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows.

This Statement shall be effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Early application is encouraged. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. We do not expect that the adoption of this statement will have a material disclosure effect on our financial position or result of operations.

e) Hierarchy of Generally Accepted Accounting Principles

In May 2008, the FASB issued SFAS No. 162 “Hierarchy of Generally Accepted Accounting Principles.” This Statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements by nongovernmental entities that are presented in accordance with U.S. GAAP.

This Statement is effective for fiscal years beginning after November 15, 2008. The FASB has stated that it is not expected that SFAS No.162 will result in changes in current practice. The application of SFAS No.162 will have no effect on our financial position, results of operations or cash flows.

A.    Operating Results

For a discussion of the manner in which we charge our customers for the different services, see “Item 4. Information on the Company—Business Overview.”

Statistical Data

The following table provides basic information relating to the development of our domestic telephone system.

	December 31, 2008	December 31, 2007	December 31, 2006
Lines installed(1)	5,037,410	4,916,254	4,818,612
Lines in service(1)(2)	4,605,723	4,591,681	4,638,914
ADSL Broadband lines	1,078,966	816,264	515,612
Lines in service per 100 inhabitants (Southern Region)	23.4	23.7	24
Lines in service per employee	438.0	440.2	487.6
Total pending applications(3)	35,934	40,887	47,650
Percentage of lines connected to digital exchanges	100.0%	100.0%	100.0%
Public telephones installed	97,710	112,396	119,189

(1)	Includes local lines, public lines and digital trunk access in service.

(2)	Excludes presubscribed lines.

(3)	Backlog in lines requested by customers for which installation is pending.

Comparison of Results of Operations for the Fiscal Years Ended December 31, 2008 and 2007.

All references made below to 2008 and 2007 are to our fiscal years ended December 31, 2008 and December 31, 2007. The following discussion is based on the amounts included in our Annual Consolidated Financial Statements (in pesos restated for inflation until February 28, 2003). See “Item 3. Key Information—Selected Financial Data.”

Net Revenues

Total net revenues increased by Ps.575 million, or 13.7%, to  Ps.4,761 million in 2008 from Ps.4,186 million in 2007. The increase in revenues in 2008 was principally due to an increase in the consumption of basic telephone services and long-distance services, an increase in the average number of lines installed and an increase in the number of ADSL users of different services, including internet, interconnection and direct lines.

Operating revenues presented by category of services in this Annual Report are derived from our accounting records, certain reports from our billing systems and certain estimates made by our management. This breakdown is not included in our Annual Consolidated Financial Statements. Revenues are disclosed net of discounts and commissions.

The following table shows operating revenues in millions of pesos by category of services for the fiscal years ended December 31, 2008 and 2007:

	Fiscal Year Ended
	December 31, 2008		December 31, 2007

	(in millions of pesos unless otherwise noted)
Basic telephone service
Measured service	1,220	25.6%	1,094	26.1%
Monthly basic charges(1)	933	19.6%	869	20.8%
Special services	1,056	22.2%	792	18.9%
Public phones	96	2.0%	135	3.2%
Access charges	813	17.1%	711	17.0%
International long-distance service	242	5.1%	230	5.5%
Direct lines	155	3.3%	129	3.1%
Other	246	5.1%	226	5.4%
Total	4,761	100.0%	4,186	100.0%

(1)	Includes basic charges and charges for supplemental services.

Basic Telephone Service

Measured Service

Revenue from measured service includes revenues that we collect for local and domestic long-distance calls made by our customers to our other customers in our network and for calls by our customers to customers of other operators that are routed in part through our network as well as other operators’ networks. In this last case, we bill and collect revenues for the termination of those calls (included in “Access Charges Revenues”), and pay to the other operators the cost of using their networks. See “—Cost of Services Provided, Administrative and Selling Expenses—Fees and Payments for Services” below.

Revenue from measured service increased by Ps.126 million, or 11.5%, to Ps.1,220 million in 2008 from Ps.1,094 million in 2007. The variation was mainly due to: (i) the increase in revenue from flat rate services, partially offset by a decrease in the average local and domestic long-distance use per line, for a net increase of Ps.76 million, and (ii) a decrease in tariff discounts of approximately Ps.50 million in 2008 as compared to 2007.

Monthly Basic Charges

Revenue from monthly basic charges increased by Ps.64 million, or 7.4%, to Ps.933 million in 2008 from Ps.869 million in 2007. The variation was mainly due to: (i) an increase in revenues from supplementary services, net of unprovided services, of approximately Ps.52 million, mainly due to the increase in the average price of these services of approximately 21.0% and to the increase of the number of billable lines for this service of approximately 4.0%, and (ii) an increase in the consumption of new products of approximately Ps.12 million.

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

Revenue from special services increased by Ps.264 million, or 33.3%, to Ps.1,056 million in 2008 from Ps.792 million in 2007. The increase in revenue was attibutable to: (i) an increase in the number of internet service, resulting in increased ADSL access charges of Ps.78 million, ADSL monthly charges of Ps.150 million and other value-added internet service charges of Ps.27 million, and (ii) Ps.26 million in revenue for data transmission due to the acquisition of TDA S.A. The total increase in revenue due to special services was partially offset by a decrease in revenue of Ps.17 million from lower use of prepaid cards.

Public Phones

Revenues from public phones decreased by Ps.39 million, or 28.9%, to Ps.96 million in 2008 from Ps.135 million in 2007. The variation mainly results from a drop in use at third party calling centers, in-store telephone booths and terminals.

Access Charges

We bill and collect charges of calls made by customers of other operators to our customers that are routed in part through our network, and pay to the other operators the cost of using their networks. We also earn a fixed charge by providing other operators with an access point to our network. See “—Cost of Services Provided, Administrative and Selling Expenses—Fees and Payments for Services” below.

Revenues resulting from access charges (interconnection charges) increased by Ps.102 million, or 14.3%, to Ps.813 million in 2008 from Ps.711 million in 2007. The variation mainly results from: (i) an increase of Ps.32 million in revenue attributable to an increase in interconnection traffic, and (ii) an increase of approximately Ps.70 million in revenue attributable to increased interconnection charges. Both increases are primarily due to charges assessed to mobile telephone companies.

International Long-Distance Service

International long-distance service revenues increased by Ps.12 million, or 5.2%, to Ps.242 million in 2008 from Ps.230 million in 2007. This variation was mainly due to an increase in outbound traffic by customers and inbound traffic from foreign carriers.

Direct Lines

Revenues from direct lines increased by Ps.26 million, or 20.2%, to Ps.155 million in 2008 from Ps.129 million in 2007. The variation is mainly due to the increase in leases and monthly charges of direct line circuits, and a decrease in commercial and special discounts.

Other Revenues

“Other” revenues increased by Ps.20 million, or 8.8%, to Ps.246 million in 2008 from Ps.226 million in 2007. This variation was predominantly generated by: (i) higher revenues related to advertising in telephone directories, (ii) an increase in revenues from connection fees charged to new customers, and (iii) greater revenue derived from higher reconnection charges and other administration services.

Cost of Services Provided, Administrative and Selling Expenses

Cost of services provided, administrative expenses and selling expenses increased by Ps.471 million, or 14.0%, to Ps.3,827 million in 2008 from Ps.3,356 million in 2007.

The following table shows the breakdown of expenses for the fiscal years ended December 31, 2008 and 2007, in millions of pesos:

	Fiscal Year Ended
	December 31, 2008		December 31, 2007

	(in millions of pesos)
Salaries and social security taxes	867	22.7%	677	20.2%
Depreciation and amortization of fixed assets and intangible assets(1)	999	26.1%	1,068	31.8%
Fees and payments for services	1,233	32.2%	988	29.4%
Material consumption and other expenditures	138	3.6%	96	2.9%
Allowance for doubtful accounts	55	1.4%	40	1.2%
Taxes other than income tax	274	7.2%	224	6.7%
Management fee	22	0.6%	61	1.8%
Brand license fee	22	0.6%	–	–%
Other	217	5.6%	202	6.0%
Total	3,827	100.0%	3,356	100.0%

(1)	Restated for inflation until February 28, 2003.

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

Salaries and social security taxes increased by Ps.190 million, or 28.1%, to Ps.867 million in 2008 from Ps.677 million in 2007. The variation was mainly due to an increase in our employees’ salaries, related to those included and not included in the collective bargaining agreement during 2008. These increases were accompanied by an increase in our average headcount, which increased approximately 6.0% to 10,708 in 2008, from 10,062 in 2007 due to the acquisition of TDA S.A. These increases were partially offset by the cost recovery of Ps.28 million resulting from the compensation established by S.C.Resolution No. 42 for additional costs incurred by us due to increases in social security contribution.

Our productivity index, measured as lines in service per employee, went from 440.2 in 2007 to 438.0 in 2008, which represents approximately a 0.5% decrease.

Depreciation and Amortization of Fixed Assets and Intangible Assets

Total amortization of fixed assets and intangible assets decreased by Ps. 69 million, or 6.5%, to Ps.999 million in 2008 from Ps.1,068 million in 2007. The decrease was mainly due to the assets that were no longer amortized as from December 2007 (mainly transmission, switching and radio equipment and IT applications), partially offset by the depreciation charges resulting from the addition of assets applied during 2008.

Fees and Payments for Services

Fees and payments for services increased by Ps.245 million, or 24.8%, to Ps.1,233 million in 2008 from Ps.988 million in 2007, mainly due to the following increases:

•      Interconnection traffic and links with providers and outgoing international calls for Ps.56 million;

•      Advertising expenses for Ps.62 million, mainly generated by an increase in the number of advertising and telemarketing campaigns;

•      Commissions for sales for Ps.41 million due to the increase in revenues;

•      Maintenance of networks and buildings expenses for Ps.49 million;

•      Expenses in IT services for Ps.8 million;

•      Expenses related to the edition, printing and distribution of telephone directories for Ps.3 million;

•      Advisory and consulting expenses for Ps.2 million;

•      Security, communication, travel and others expenses for Ps.5 million; and

•      Recovery of costs, in 2007, for Ps.21.5 million due to the debt compensation mentioned in Note 10(c) to the Consolidated Financial Statements.

These increases were partially offset by:

•      A decrease in temporary personnel expenses of Ps.3 million, mainly due to the decrease in the hiring of personnel of this staff category.

Material Consumption and Other Expenditures

Costs for material consumption and other expenditures increased by Ps.42 million, or 43.8%, to Ps.138 million in 2008 from Ps.96 million in 2007. The main cause of the change was the increase in the volume of supplies used by us, as a result of the larger average number of installed lines of basic telephony and ADSL and the higher prices of such supplies.

Allowance for Doubtful Accounts

The change in the charge for the allowance for doubtful accounts can be summarized as follows: (i) allowance for doubtful accounts was Ps.74 million in 2008 as compared to Ps.63 million in 2007, representing an increase of Ps.11 million, which also represents 1.55% of net revenues in 2008 and 1.51% in 2007; and (ii) a total recovery of collection of past-due customers in 2008 of Ps.19 million, which as compared to Ps.23 million recovered in 2007, which represents a decrease of Ps.4 million.

Taxes Other Than Income Tax

The charge to taxes other than income tax increased from Ps.224 million in 2007 to Ps.274 million in 2008. This variation is mainly due to an increase in our revenues, the taxable base for the determination of certain taxes, partially offset by reductions of certain tax rates.

Management Fee

Management fees under the Management Contract decreased by Ps.39 million, or 63.9%, to Ps.22 million in 2008 from Ps.61 million in 2007. This variation is mainly due to the termination of the Management Contract in April 2008. See “Item 4. Information on the Company—Business Overview— Management Agreement and Brand License .”

Brand License

Charges attributable to brand licensing pursuant to our Brand License Agreement with TSA, effective from May 1, 2008 through December 31, 2011, were Ps.22 million. See “Item 4. Information on the Company—Business Overview— Management Agreement and Brand License .”

Other

Operating costs increased from Ps.202 million in 2007 to Ps.217 million in 2008, representing a Ps.15 million increase. The variation is mainly due to the following increases: (i) an increase in commission payments of Ps.2 million; (ii) an increase in cost of goods sold of Ps.7 million; (iii) higher lease payments, insurance costs and other costs of Ps.14 million; (iv) an increase of Ps.6 million in the amount charged to results for tax on bank debits and credits; and (v) an increase in other personnel expenses of Ps.7 million. These increases were partially offset by a decrease in directors’ and statutory auditors’ payments of Ps.19 million, and in transportation expenses of Ps.2 million.

Other Expenses, Net

Other expenses, net decreased by Ps.249 million, or 59.7%, to Ps.168 million in 2008 from Ps.417 million in 2007. In December 2007, pursuant to Argentine GAAP, we recorded Ps.173 million in other expenses, net for employees who would join the employee early retirement plan until December, 2008.

Financial Income and Expense

Net financial expense decreased by Ps.99 million , or 30.7%, to Ps.224 million in 2008 from Ps.323 million in 2007. This was mainly due to (i) Ps.27 million increase in holding gain from financial instruments, (ii) a decrease in interest and net financial charges of Ps.133 million, from a loss of Ps.256 million in 2007 to a loss of Ps.123 million in 2008, mainly due to a decrease in financial payables, (iii) a Ps.49 million increase in the loss from exchange differences, from a loss of Ps.67 million in 2007 to a loss of Ps.116 million in 2008, due to a depreciation of the peso in 2008 as compared to 2007, and (iv) a loss in holding gain/loss from government securities of Ps.12 million in 2008.

Income Tax

The charges for income tax as of December 31, 2008 and 2007 amounted to Ps.205 million and Ps.18 million respectively. The variation is mainly due to a increase in net income in the year ended December 31, 2008 as compared to the year ended December 31, 2007.

Net Income

Net income increased by Ps.265 million, or 368%, to Ps.337 million in 2008 from Ps.72 million in 2007. The variation is mainly explained by an increase in net revenues and a decrease in the loss from financial expenses and expenses associated with the employee early retirement plan, partially offset by the increases in operating, administrative and selling expenses and income tax charges.

Comparison of Results of Operations for the Fiscal Years Ended December 31, 2007 and 2006.

All references made below to 2007 and 2006 are to our fiscal years ended December 31, 2007 and December 31, 2006. The following discussion is based on the amounts included in our Annual Consolidated Financial Statements (in pesos restated for inflation until February 28, 2003). See “Item 3. Key Information—Selected Financial Data.”

Net Revenues

Total net revenues were Ps.4,186 million in 2007, an 8.8% increase from Ps.3,846 million in 2006. The increase in revenues in 2007 was principally due to an increase in use of our internet, interconnection, and long-distance services and an increase in the average number of lines installed and ADSL users.

Operating revenues presented by category of services in this Annual Report are derived from our accounting records, certain reports from our billing systems and certain estimates made by our management. This breakdown is not included in our Annual Consolidated Financial Statements. Revenues are disclosed net of discounts and commissions.

The following table shows operating revenues in millions of pesos by category of services for the fiscal years ended December 31, 2007 and 2006:

	Fiscal Year Ended
	December 31, 2007		December 31, 2006

	(in millions of pesos unless otherwise noted)
Basic telephone service
Measured service	1,094	26.1%	975	25.3%
Monthly basic charges(1)	869	20.8%	832	21.6%
Special services	792	18.9%	653	17.0%
Public phones	135	3.2%	163	4.3%
Access charges	711	17.0%	654	17.0%
International long-distance service	230	5.5%	203	5.3%
Direct Lines	129	3.1%	132	3.4%
Other	226	5.4%	234	6.1%
Total	4,186	100.0%	3,846	100.0%

(1)	Includes basic charges and charges for supplemental services.

Basic Telephone Service

Measured Service

Measured service increased by Ps.119 million or 12.2% to Ps.1,094 million in 2007 from Ps.975 million in 2006. The variation was mainly due to: (i) an increase of Ps.54 million or by 5.5%, attributable to a higher average total number of billable lines, calculated for the entire 2007 fiscal year, (ii) a Ps.101 million increase in revenues due to new products, (iii) a Ps.10 million increase due to a change in the average measured services accrued for billable lines and (iv) a decrease in tariff discounts of approximately Ps.64 million. These increases were partially offset by a decrease of Ps.110 million attributable to a drop-in average local and domestic long-distance use per line.

Monthly Basic Charges

Monthly basic charges increased by Ps.37, million or 4.4%, to Ps.869 million in 2007 from Ps.832 million in 2006. The variation was mainly due to: (i) an increase in revenue attributable to the monthly basic telephone service, net of unprovided services, of approximately Ps.21 million, reflecting an increase of approximately Ps.19 million, or 26.0%, caused by a higher average number of billable lines, calculated for the entire 2007 fiscal year, and an increase of Ps.2 million caused by an increase in average monthly basic charges, the latter of which was, caused by a change in the mix of the average of billable lines, calculated for the entire 2007 fiscal year, (ii) an increase in revenues from supplemental services, net of unprovided services, by approximately Ps.29 million, mainly due to the increase in the average price of these services by approximately 11.1% and to the increase of the number of billable lines for these service by approximately 6.0%. These increases were partially offset by commercial discounts that were approximately Ps.13 million higher in 2007 than in 2006.

Special Services

Special services increased by Ps.139, million or 21.3%, to Ps.792 million in 2007 from Ps.653 million in 2006. The variation was mainly due to: (i) an increase in revenue from internet service, due to the increased revenue generated by ADSL access charges by Ps.39 million and ADSL monthly charges, by Ps.104 million both of which were attributable to the larger number of users of ADSL service, (ii) an increase of Ps.7 million in services provided to suppliers of audiotext and free calls, driven by increased consumption, (iii) an increase of Ps.5 million in revenues from prepaid cards and virtual private networks. These increases were partially offset by a decrease of Ps.16 million due to a drop in the consumption of the dial up and 0610 service.

Public Phones

Revenues from public phones decreased by Ps.28 million, or 17.2%, to Ps.135 million in 2007 from Ps.163 million in 2006. The variation mainly results from a drop-in use at third party calling centers, in-store telephone booths and terminals.

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

International Long-Distance Service

International long-distance service revenues increased by Ps.27. million or 13.3%. to Ps.230 million in 2007 from Ps.203 million in 2006. This variation was mainly due to an increase in traffic by customers and suppliers.

Direct Lines

Revenues from direct lines decreased by Ps.3 million, or 2.3%, to Ps.129 million in 2007 from Ps.132 million in 2006. The variation is mainly due to the increase in commercial discounts and other special discounts granted, partially offset by the increase in new direct line circuits.

Other Revenues

“Other” revenues decreased to Ps.215 million in 2007 from Ps.226 million in 2006, which represents a decrease of Ps.8 million or 3.5%. This variation was mainly generated by: (i) lower revenues from IT support, consulting services and other management services, and (ii) lower revenues from sale of obsolete items, partially offset by: (iii) an increase in connection-charge revenues, and (iv) higher sales of equipment.

Cost of Services Provided, Administrative and Selling Expenses

Cost of services provided, administrative expenses and selling expenses increased by 8.7% to Ps.3,356 million in 2007 from Ps.3,087 million in 2006.

The following table shows the breakdown of expenses for the fiscal years ended December 31, 2007 and 2006, in millions of pesos:

	Fiscal Year Ended
	December 31, 2007		December 31, 2006

	(in millions of pesos)
Salaries and social security taxes	677	20.2%	572	18.5%
Depreciation and amortization of fixed assets and intangible assets(1)	1,068	31.8%	1,064	34.5%
Fees and payments for services	988	29.4%	889	28.8%
Material consumption and other expenditures	96	2.9%	80	2.6%
Allowance for doubtful accounts	40	1.2%	26	0.8%
Taxes other than income tax	224	6.7%	221	7.2%
Management fee	61	1.8%	74	2.4%
Other	202	6.0%	161	5.2%
Total	3,356	100.0%	3,087	100.0%

(1)	Restated for inflation until February 28, 2003.

Salaries and Social Security Taxes

Salaries and social security taxes increased by 18.4%, or Ps.105 million, to Ps.677 million in 2007 from Ps.572 million in 2006. The variation was mainly due to an increase in our employees salaries, both related to those included and not included in the collective bargaining agreement, during 2007. These increases were accompanied by an increase in our average headcount, which increased approximately 8.3% to 10,062 in 2007 from 9,295 in 2006.

Our productivity index, measured as lines in service per employee, dropped from 478.6 in 2006 to 440.2 in 2007, which represents approximately a 8.0% decrease.

Depreciation and Amortization of Fixed Assets and Intangible Assets

Total amortization of fixed assets and intangible assets increased to Ps.1,068 million in 2007 from Ps.1,064 million in 2006. The increase was mainly due to the depreciation charges resulting from the addition of assets applied during 2006 and 2007, especially in ADSL equipment, partially offset by the assets that were no longer amortized as from December 2006 (mainly transmission, switching and radio equipment).

Fees and Payments for Services

Fees and payments for services increased by 11.1%, or Ps.99 million, to Ps.988 million in 2007 from Ps.889 million in 2006, mainly due to the following increases:

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

•
Recovery of costs which amounted to Ps.21.5 million due to the compensation established by S.C. Resolution No. 42 for additional costs incurred by us due to increases in employers’ social security contributions approved by laws and presidential decrees since 1996.

Material Consumption and Other Expenditures

Costs for material consumption and other expenditures increased from Ps.80 million in 2006 to Ps.96 million in 2007. The main cause for the change was the increase in the supplies used by us, as a result of the larger average number of installed lines of basic telephony and ADSL, and the higher prices of such supplies.

Allowance for Doubtful Accounts

The change in the charge for the allowance for doubtful accounts can be summarized as follows: (i) allowance for doubtful accounts was Ps.63 million in 2007 as compared to Ps.61 million in 2006, representing an increase of Ps.2 million which also represents 1.51% of net revenues in 2007 and 1.59% in 2006; and (ii) a total recovery of collection of past-due customers in 2007 of Ps.23 million, as compared to Ps.35 million recovered in 2006 representing an increase in the allowance charge of Ps.12 million in 2007 from 2006.

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

Other Expenses, Net

Other expenses, net increased from Ps.119 million in 2006 to Ps.417 million in 2007, representing a 250.4% increase. The variation is mainly explained by Ps.253 million in employee termination charges mainly relating to early retirement plans, including Ps.173 million which represented, according to Argentine GAAP, the charge for employees who would join the early retirement plan until December 2008, partially offset by a decrease in reserves charges. See “Item 6. Directors, senior management and Employees—D. Employees.”

Financial Income and Expense

In 2006, interest capitalized in fixed assets totaled Ps.9 million. No interest was capitalized in 2007.

For 2007 and 2006, net financial expense amounted to Ps.323 million and Ps.308 million, respectively, representing increased financial expense of Ps.15 million. This was mainly due to (i) a Ps.31 million increase in the loss from exchange differences, from a loss of Ps.36 million in 2006 to a loss of Ps.67 million in 2007, due to the depreciation of the peso in 2007 as compared to 2006, (ii) a decrease of holding gain from government securities of Ps.8 million, partially offset by: (iii) a Ps.12 million increase in holding gain from financial instruments, from a net loss of Ps.6 million in 2006 to a net gain of Ps.6 million in 2007, (iv) a decrease in interest and net financial charges of Ps.9 million, from an expense of Ps.265 million in 2006 to an expense of Ps.256 million in 2007, mainly due to a decrease in foreign financial payables, and (v) a Ps.3 million decrease in the loss from other financial expenses.

Income Tax

The charges for income tax as of December 31, 2007 and 2006 amounted to Ps.18 million and Ps.112 million respectively. The variation is mainly due to a decrease in net income in the year ended December 31, 2007 as compared to the year ended December 31, 2006.

Results of Discontinued Operations

Discontinued operations in 2006 resulted in a gain of Ps.3 million. No results of discontinued operations were generated in 2007. (See Notes 2.3.m and 14 to our Annual Consolidated Financial Statements).

Net income

Net income decreased from a gain of Ps.222 million in 2006 to a gain of Ps.72 million in 2007. The variation is mainly explained by the increase in other expenses, net and operating, administrative and selling expenses, partially offset by an increase in revenues.

Taxes

Income Tax and Minimum Presumed Income Tax

When there is taxable income, we calculate the income tax charge by applying the legally stipulated tax rate of 35.0% to the taxable income for the year.

During 1999, Law No. 25,063 provided for the creation of a minimum presumed income tax, in effect for ten fiscal years. Law 26.426, dated December 19, 2008, established the extension of the validity of minimum presumed income tax for one year. This tax is supplementary to income tax because while the latter is levied on the year’s taxable income, minimum presumed income tax is a tax floor, calculated on the potential income from certain productive assets at a rate of 1.0% of the value of those assets as of the end of each fiscal year so that our tax liability will be the higher of these two taxes. However, should minimum presumed income tax be higher than income tax in any given fiscal year, the excess may be considered as a prepayment on account of any excess of income tax over minimum presumed income tax that may arise in any of the ten subsequent fiscal years.

Value-Added Tax

Value-added tax (“VAT”) does not have a direct impact on our results of operations. VAT rates on revenues are 10.5%, 21.0%, 27.0%, 16.3%, 33.71% and 44.15%, depending on type of products or services and the type and tax situation of the customer. The weighted average rate for current customers is between 24.0% and 26.0% of revenues. Banks must withhold, on behalf of the Argentine government, 8.0% of revenues on the bills they collect on our behalf. The VAT actually deposited by us is the net amount resulting from the amount billed to customers minus the sum of the amounts withheld by banks and the amounts charged to us by our suppliers in connection with the purchase of goods and services.

Tax on Bank Checking Account Transactions

Law No. 25,413 (published in the Official Gazette on March 26, 2001), as amended and regulated, established, with certain exceptions, a tax levied on debits and credits on bank accounts maintained at financial institutions located in Argentina and on other transactions that are used as a substitute for the use of bank checking accounts. The general tax rate is 0.6% for each debit and credit; however, there are increased rates of 1.2% and reduced rates of 0.05%, depending upon certain conditions. Local bank checking accounts are subject to the 0.6% rate.

However, Decree No. 534/04 established that 34.0% of the tax levied on credits on bank accounts may be taken as a tax credit on income tax or minimum presumed income tax.

Turnover Tax

The rate of the tax on gross revenues depends on the jurisdiction in which revenue is generated and ranges from 2.0% to 6.0%.

Province of Buenos Aires Turnover Tax

Law No. 12,727 of the Province of Buenos Aires increased the turnover tax rate by 30.0% as of July 1, 2001 for taxpayers who in 2000 paid more than Ps.200,000 of such tax. In the case of telephone service, this means raising the rate for the Province of Buenos Aires to 4.55% from 3.5%.

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

This tax rate has been reduced to 4.5% as of August 1, 2008.

Other Taxes

The tax assessed on us to finance the activities of the Regulatory Authority is levied on total monthly revenues from us for the provision of telecommunications services, net of any applicable tax on the revenues.

Decree No. 764/2000 approved the Rules for Universal Service which provide a subsidy mechanism for certain customer categories and zones considered to be relatively high-cost for rendering basic telephone service, financed with a special contribution called “investment contribution commitment” of 1.0% of the revenues obtained from rendering the telecommunications services, net of any applicable tax and automatic deduction provided by the related regulation. The tax is already accruing but the mechanism for receiving the tax amounts by the government and the assigning of subsidies has not yet been implemented by the Argentine government, except by Resolution N° 80/2007 (Secretary of Communications) enforced since July 1, 2007, which established that the monthly net amount determined should be deposited in a company-owned special bank account pending ruling by the authorities on a final Universal Service system. See “Item 4. Information on the Company – Business Overview – Regulatory Matters – Universal Service.”

A “radioelectric rate” is also paid to the Regulatory Authority every four months in relation to radioelectric stations. We also pay provincial stamp taxes and other provincial and municipal taxes.

Social Security Contributions

As of July 1, 2001, Decree No. 814/01 increased to 16.0% social security contributions related to the following subsystems: retirement, family allowance, employment funds and healthcare organizations for retirees and pensioners. Contributions related to healthcare organization systems were kept at 5.0%. At the same time, it provided that a percentage of such contributions, which varies depending on the geographic area where the payroll-employee work is performed, be calculated as a VAT credit. The net effect of both measures is zero with respect to the tariffs effective through December 31, 2001.

Law No. 25,453 raised, from August 1, 2001, the above rate from 16.0% to 20.0% for companies in the commercial and services sector.

Section 80 of Law No. 25,565 provided for an employer’s contribution of 6.0% to health plans and 21.0% for the employer’s social security contributions related to the following subsystems: retirement, family allowance, employment fund and healthcare for retirees and pensioners. Decree No. 814/01 allowed a certain percentage of the employer’s contribution to be credited against monthly VAT tax liability.

Law No. 25,723, effective January 17, 2003, introduced changes to certain provisions of Decree No. 814/01 that are applicable to January 2003 employer contributions paid on or after February 1, 2003, reducing by 1.5% the available value-added tax credit on social security contributions and food vouchers. This change would not apply in geographical areas where the tax credit was over 7.0% before the amendment.

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

Notwithstanding the foregoing, it was stipulated that the benefits that were already being granted by employers should be deprived from their non-wage nature on a gradual basis at a rate of 10.0% every two months, as from the February 2008 monthly accrual period.

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

As of December 31, 2008, the total amount recorded as reserves for contingencies is Ps.391 million.

The breakdown of the reserves for contingencies is as follows:

Labor contingencies:

The reserve for contingencies related to labor issues amounted to Ps.182 million, Ps.161 million and Ps.185 million as of December 31, 2008, 2007 and 2006, respectively. The closing balance of the reserve as of December 31, 2008 is mainly comprised of:

i)
an aggregate assessment of probable losses of Ps.36 million resulting from claims brought by employees as from fiscal year 2004 related to salary differences, taking into account certain judgments at the beginning of 2005 of Court of Appeals that were adverse to us;

ii)	claims for alleged rights provided in the labor law and related costs which amounted to Ps.34 million. We intend to defend our rights in which ever instances are necessary; and

iii)	other matters assessed as probable to incur losses, related to:

•	Joint and several liability with third parties;
•	Labor accidents;
•	Illnesses;
•	Other severance payments; and
•	Claims from ENtel’s former employees.

Tax contingencies:

The reserves for contingencies related to tax matters assessed as probable amounted to Ps.92 million, Ps.103 million and Ps.82 million as of December 31, 2008, 2007 and 2006, respectively. These tax issues are mainly related to:

•	Municipal taxes; and

•	National and Provincial taxes.

Civil, commercial and other contingencies:

The reserve for contingencies related to civil, commercial, administrative, regulatory compliance and other matters that are expected to have a negative outcome for us as of December 31, 2008, 2007 and 2006 amounted to Ps.117 million, Ps.190 million and Ps.132 million, respectively. These other matters related to:

•	Damages;

•	Regulatory compliance claims;

•	Claims for account reporting; and

•	Claims for monetary adjustments indebtedness agreed in installments, denominated in pesos, which were paid subsequent to the enactment of the Public Emergency Law.

Results of Operations in Accordance with U.S. GAAP

The main differences between net income calculated in accordance with U.S. GAAP and with Argentine GAAP are described in Note 19 to our Annual Consolidated Financial Statements. Operating income in accordance with U.S. GAAP amounted to Ps.929 million in 2008, Ps.1,006 million in 2007 and Ps.1,093 million in 2006. Income before income tax in accordance with U.S. GAAP amounted to Ps.719 million in 2008, Ps.678 million in 2007 and Ps.781 million in 2006. After adjusting for income tax expense of Ps.266 million in 2008, Ps.224 million in 2007 and Ps.278 million in 2006, net income in accordance with U.S. GAAP amounted to Ps.453 million in 2008, Ps.454 million in 2007 and Ps.503 million in 2006.

In 2008 in comparison with 2007, the net effect on income of U.S. GAAP adjustments (before deferred income tax effect) resulted in a gain of Ps.177 million in 2008 from a gain of Ps.588 million in 2007. This variation of Ps.411 million was mainly due to:

(a)
the effect of considering in 2008 as a liability under U.S. GAAP certain termination benefits which were recognized in 2007 under Argentine GAAP, amounting to a loss of Ps.346 million in fiscal year 2008; and

(b)
a decrease in the amount of the reversal of inflation adjustment under U.S. GAAP mainly for the inflation adjustment corresponding to the effect on depreciation and amortization, amounting to a loss of Ps.66 million.

In 2007 in comparison with 2006, the net effect on income of U.S. GAAP adjustments (before deferred income tax effect) resulted in a gain of Ps.588 million in 2007 from a gain of Ps.447 million in 2006. This variation of Ps.141 million was mainly due to:

(a)	the effect of not considering as a liability under U.S. GAAP certain termination benefits amounting to a gain of Ps.173 million in fiscal year 2007;

(b)
the effect of deferred revenues in relation to the recognition of a reduction of services provided under the Framework Agreement (see Note 8.1 to the Annual Consolidated Financial Statements and see “Item 5. IBM Contract”) and other revenue recognition effects, amounting to a gain of Ps.19 million; and

(c)
a decrease in the amount of the reversal of inflation adjustment under U.S. GAAP mainly for the inflation adjustment corresponding to the effect on depreciation and amortization, amounting to a loss of Ps.52 million.

As of December 31, 2006, 2007 and 2008, we estimate that the deferred tax assets as of those dates are likely to be recovered.

As of December 31, 2007 and 2008, the adjustment of deferred income tax under U.S. GAAP corresponds to the tax effects of reconciling items between Argentine GAAP and U.S. GAAP.

B.    Liquidity and Capital Resources

Sources of Funds

We finance our operations pursuant to a policy that combines the use of internally generated funds with the use of financings obtained from third parties. Our general financing policy has been to cover our future cash needs to achieve our investment plan and repay our short and current portion of long-term debt mainly with funds generated by our operations plus, if necessary, with bank loans and access to the capital markets. As of December 31, 2008, our current assets are lower than our current liabilities by Ps.450 million, and our financial and banking debt totaled the equivalent of Ps.1,320 million, out of which Ps.1,243 million are classified as non-current on our balance sheet and relate to agreements that provide for acceleration, pursuant to prescribed procedures, of outstanding amounts if other obligations are in default. Our general financing policy is to cover future needs for funds to continue our investment plan and repay short and long-term debt mainly with cash generated by operations and, if necessary, with bank loans and/or access to capital markets, or, in the final instance, through financing from our indirect parent company. In the opinion of our management, our working capital and self-generated funds are sufficient for our present requirements.

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

We succeeded in issuing three tranches of negotiable obligations under this program, which as of the date of this Annual Report were totally repaid. A future issuance, in conjunction with internally-generated cash flows and possible refinancing options and/or other financing alternatives that we may consider, will enable us to settle or successfully refinance the remaining balance of our short-term indebtedness.

On January 3, 2005, we assumed Telinver’s (our former wholly-owned subsidiary) debt of U.S.$39.2 million to TISA, and, as of December 31, 2006, we repaid all of outstanding amounts due to TISA. In consideration for our assumption of its debt to TISA, Telinver entered into two loan agreements in pesos with us in the amounts of Ps.71.5 million and Ps.45 million, respectively.

Subsequently, at Telinver’s extraordinary shareholders’ meeting on February 14, 2005, we, as the controlling shareholder of Telinver, approved a capital increase of Ps.71.5 million. We subscribed this increase through the capitalization of the Ps.71.5 million loan agreement. On July 31, 2006, Telinver S.A. prepaid the outstanding balance on the Ps.45 million loans for an amount of Ps.28 million plus interest accrued as of that date, as a result of the acceleration clauses included in the agreement.  See “Item 4. Information on the Company—Business Overview—Disposal of Telinver-Publishing of Telephone Directories.”

On November 11, 2005, we sold 100.0% of our shares in Telinver and other related assets to the TPI Group. TPI Group agreed to pay the purchase price of U.S.$74 million less Telinver’s financial debt and allowances of approximately U.S.$7.5 million over a term of 2 years and 6 months from the date of execution, plus an interest rate equivalent to 5.03% per annum. This payment was secured by two promissory notes that provided for acceleration of the repayment terms in the event Telefónica were to lose management and control over TPI Group, which occurred on July 24, 2006. As a result, the sale price was prepaid by TPI Group as of August 1, 2006.

On September 7, 2006, in a special shareholders’ meeting, our shareholders approved a voluntary capital stock reduction of Ps.1,048 million, from Ps.1,746 million to Ps.698 million proposed by the Board of Directors at a meeting held on August 8, 2006.

On December 22, 2006, we simultaneously reimbursed to the shareholders Ps.0.60 in cash and delivered four new shares of Ps.0.10 face value each for each share of Ps.1 face value held by each shareholder before the capital stock reduction. Consequently, the shares of Ps.1 face value were settled. On that date we made a payment to our shareholders in the amount of Ps.1,038 million pending payment of Ps.4 million as of December 31, 2008.

Cash Provided from Operating Activities. Cash flow from operations was Ps.1,863 million in the fiscal year ended December 31, 2008. Cash flow from operating activities increased by Ps.456 million from Ps.1,407 million in 2007 principally as a result of an increase in revenues. Cash flow from operating activities decreased by Ps.462 million from Ps.1.869 million in 2006 to Ps.1,407 million in 2007 principally as a result of the decrease in net income and an increase in current investments. Cash flow from operating activities increased by Ps.117 million from Ps.1,752 million in 2005 to Ps.1,869 million in 2006 principally as a result of the increase of revenues.

Cash Flows Used in Investing Activities. In the fiscal year ended December 31, 2008, the funds used to purchase fixed assets and IT applications amount to Ps.761 million, compared to Ps.593 million in 2007 and Ps.494 million in 2006 (net of Ps.143 million, Ps.97 million and Ps.74 million respectively, financed by trade payables). The total funds applied to investment activities during the fiscal year ended December 31, 2008 amout to Ps.940 million, including Ps.179 million applied to the purchase of TDA S.A. shares.  See “Item 4. Information on the Company—Our History and Development—Purchase of TDA S.A.” We increased our capital expenditures during 2008, 2007 and 2006, and continued focusing on expenditures related to strategic products, principally in broadband services (ADSL). See “—Factors Affecting Our Results of Operations—Overview.” Moreover, during 2006, we collected the payment of the sale of our equity interest in Telinver for an amount of Ps.210 million. See “—Overview.”

Cash Flows Used in Financing Activities. In the fiscal years ended December 31, 2008, 2007 and 2006, cash used in financing activities was Ps.659 million, Ps.945 million and Ps.1,674 million, respectively. The decrease of Ps.286 million in 2008 from 2007 was mainly due to a decrease in repayments of loans. The decrease of Ps.729 million in 2007 from 2006 was mainly due to: (a) a decrease in proceeds received from loans of Ps.74 million, (b) a decrease in interest paid of Ps.25 million and (c) higher repayments of loans for an amount of Ps.254 million compensated with Ps.1,032 million payment as consequence of our voluntary capital stock reduction. See “Item 7. Capital Stock Reduction.”

It is possible that the current international climate of instability in the financial markets could indirectly affect our ability to access capital and liquidity, and could affect our financial stability. See Item 3. “Key Information —Risk Factors.”

Capital Expenditures including Investments in Fixed Assets and IT Applications

The following table contains a breakdown of our capital expenditures including IT applications. See also Item 4. “Information on the Company—Business Overview—Regulatory Matters—Rates.”

	Fiscal Year Ended December 31, 2008	Fiscal Year Ended December 31, 2007	Fiscal Year Ended December 31, 2006
	(in millions of pesos)
Land, buildings and equipment	16	15	7
Transmission and switching equipment	315	240	262
External plant	166	125	31
Telephone equipment	106	35	29
Materials	231	187	117
Other(2)	70	88	122
Total(1)	904	690	568

(1)	Total capital expenditures for the fiscal years ended December 31, 2008, 2007 and 2006, include Ps.143 million, Ps.97 million and Ps.74 million, respectively, financed by trade payables.

(2)	Includes Ps.57 million, Ps.63 million and Ps.80 million as of December 31, 2008, 2007 and 2006, respectively, related to IT applications.

Our major network capacity expansion and/or enhancement projects in 2008 included:

•
Basic telephone lines: A project to activate newly installed lines in the Southern Region focusing on achieving full-capacity utilization on plant addition and existing network capacity. During fiscal year 2008, we invested Ps.78 million and installed approximately 121,100 lines.

•
ADSL: A high-speed local access service that allows customers a permanent broadband connection to access internet service providers. The aggregate cost of this project during fiscal year 2008 was approximately Ps.321 million. As of December 31, 2008 and December 31, 2007, we had 1,078,966 and 816,264 users in service, respectively.

•
Other: Our additional capital expenditure projects include software development. From 2005 to 2008, we were involved in the ATIS Project, an invoicing and collecting software. We invested Ps.17 million in this project.

We plan to continue those projects that are required to maintain the quality of our services, generate cash flow in the near term and those that we deem to be high priority.

For the fiscal year ending December 31, 2009, we expect to make capital expenditures, including IT applications, of approximately Ps.950 million. Estimates for capital expenditures are preliminary and are based upon assumptions regarding commercial, technical and economic factors such as rates for telecommunications services, exchange rates, inflation, demand and availability of equipment and buildings. We do not forsee significant changes in our capital expenditures caused by the current international economic crisis. See “Item 4. Information on the Company—Business Overview—Business Strategy.”

Dividends

The Shareholders at the Meeting held on April 21, 2006, approved the absorption of the total Ps.2,968 million loss recorded under unappropriated retained earnings as of December 31, 2005 by offsetting such balance against: (a) the whole balance of reserve for future dividends Ps.1,626 million; (b) the whole balance of Statutory reserve Ps.416 million; and (c) part of the balance of inflation adjustment for Ps.926 million in accordance with the provisions of the CNV.

In accordance with the provisions of Companies Law No. 19,550, our by-laws and CNV´s regulations, we will appropriate at least 5.0% of net income for the year (considering the effect of previous years’ adjustments), to the legal reserve, after absorbing accumulated losses, if any, until such reserve equals 20.0% of the adjusted capital stock.

Given that the total balance of the legal reserve account was appropriated to the accumulated losses account as of December 31, 2005, we will restore such reserve through no less than 5.0% of the income for the year up to 20.0% of our capital stock plus the balance recorded under the comprehensive adjustment to capital stock account before declaring dividends. Consequently, as of December 31, 2008, we had a restriction on the distribution of retained earnings until the legal reserve amounts to Ps.381 million.

Our General Ordinary and Extraordinary Shareholders’ Meeting held on April 24, 2007 resolved, with respect to the accumulated income as of December 31, 2006, to appropriate Ps.11 million to the legal reserve and Ps.211 million to the reserve for future dividends.

Our General Ordinary and Special Shareholders’ Meetings held by Class A and B shareholders on April 21, 2008, resolved, with respect to the Ps.72 million unappropriated retained earnings recorded as of December 31, 2007, to appropriate Ps.4 million to the legal reserve and Ps.68 million to the reserve for future dividends.

On February 16, 2009, our Board of Directors submitted to the consideration of our Shareholders’ meeting that will be held on April 20, 2009, the allocation of Ps.337 million in unappropriated retained earnings recorded as of December 31, 2008 to the legal reserve Additionally, in order to fully reconstitute the legal reserve, our management proposed to appropriate Ps.30 million from the reserve for future dividends to the legal reserve. Considering the Ps.15 million we previously had, the legal reserve amounts Ps.381 million.

In accordance with Law No. 25,063, any dividends in cash or in kind, distributed in excess of the accumulated taxable income at the moment of its distribution, shall be subject to a 35.0% income tax withholding as a single and final payment.

Debt

Our short-term indebtedness outstanding as of December 31, 2008 includes, bank and other financial institution financing totaling the equivalent of U.S.$22 million.

We have outstanding as of December 31, 2008 the following long-term indebtedness:

•	9.125% Notes due 2010 totaling U.S.$196.5 million;

•	8.85% Notes due 2011 totaling U.S.$134.6 million;

•	8.85% Conversion Notes due 2011 totaling U.S.$0.03 million, which were converted into U.S. dollars in August 2004; and

•	bank and other financial institution financing totaling the equivalent of U.S.$29 million due until 2014.

As of 2005, our debt in foreign currency had decreased in terms of U.S. dollars as a consequence of repayments. As of December 31, 2006, 2007 and 2008 our debt in foreign currency had decreased in terms of U.S. dollars to the equivalent of U.S.$737 million (equivalent to Ps.2,265 million), U.S.$535 million (equivalent to Ps.1,687 million), and U.S.$383 million (equivalent to Ps.1,324 million) respectively. As of December 31, 2008, current assets were lower than our current liabilities by Ps.450 million. (See Note 11 to our Annual Consolidated Financial Statements).

As of December 31, 2008, we held long-term funds from major financial institutions in an amount equivalent to Ps.152 million maturing in February 2011 and May 2017 and accruing a nominal annual interest rate ranging from 1.75% to 2.30%. These funds have been borrowed under terms and conditions customary in this kind of transaction, which generally refer to the commitment not to encumber or grant security interests on assets or on present or future revenues, other than certain permitted encumbrances or unless certain predetermined conditions are met. Moreover, we do not have any financial covenants.

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

The remaining debt of Ps.45 million was prepaid by Telinver on July 31, 2006 with interest accrued as of that date.  See “Item 4. Information on the Company—Business Overview—Disposal of Telinver-Publishing of Telephone Directories.”

Exposure to Foreign Exchange Rates

Our financial and bank payables in foreign currency as of December 31, 2008 amounted to approximately U.S.$339 million (approximately Ps.1,170 million), 11 million euro (approximately Ps.54 million), and 2.6 billion Japanese yen (approximately Ps.100 million). We have entered into a currency swap agreement in respect of the Japanese yen-denominated bank payables, as described in—“Hedging Policy—Swaps” below. As of December 31, 2008, we also had the equivalent of approximately Ps.342 million of trade and other payables denominated in foreign currencies. Approximately Ps.400 million of our current receivables, investments and bank deposits are denominated in foreign currency.

Hedging Policy

An essential element of our exchange rate management policy is to minimize the negative financial results due to variations in the exchange rates, while still being able to maintain open currency positions (under strict risk supervision) in the market. The primary objectives of our policy are: (i) to secure payments in foreign currency, hedging firstly the short-term payments and then hedging the long-term ones, including through derivative instruments; (ii) to cover our indebtedness in foreign currency as disclosed in the balance sheet as they become due; and (iii) to modify the composition of our financial indebtedness, or to refinance it by issuing peso-denominated debt or entering into agreements to convert it into peso-denominated debts.

 As of December 31, 2008, we had indebtedness in foreign currency in an amount equivalent to U.S.$383 million and, for the purpose of partially hedging our indebtedness in foreign currencies, had deposits and government securities in U.S. dollars in the amount of U.S.$24 million.

The main aspects of our hedging policy are:

•	Identifying risks and applying our risk management objectives and strategies.

Since the Convertibility Law pegged the peso at a value of Ps.1.00 per U.S.$1.00, exchange rate risks were mainly related to changes in the value of the U.S. dollar in comparison with currencies other than the peso. In January 2002, the Argentine government devalued the Argentine peso and currently the peso/U.S. dollar exchange rate is determined by a free market.

Until 2002, we did not hedge our U.S. dollar-denominated debt because under the Convertibility Law the peso/U.S. dollar exchange rate was essentially fixed at parity and we had our revenue stream linked to the U.S. dollar because our rates were denominated in U.S. dollars and converted into pesos at the end of each month. However, we hedged U.S. dollars against the yen, as discussed below. Before the Convertibility Law, according to the Transfer Contract, our rates were denominated in Argentine pesos and were adjusted for inflation by the application of the monthly consumer price index in Argentina, or, if there were significant differences between this index and the variation of the U.S. dollar, by the result obtained from the application of a polynomial formula that considers monthly consumer price index in Argentina. Since the end of the Convertibility Law, almost all of our revenues are stated in pesos but almost all of our debt was denominated in foreign currency so we had and still have a mismatch between our revenues and our financial debt in foreign currency.

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

As part of our hedging policy, we held the following derivative financial instruments:

Swaps

In September 1999, we entered into a foreign currency swap agreements with Citibank N.A. to hedge the risk of fluctuations in the yen/U.S. dollar exchange rate in connection with the loan granted by the Export-Import Bank of Japan (currently the Japan Bank for International Cooperation), which had a balance of 2,593 million Japanese yen as of December 31, 2008. The loan matures in February 2011 and accrues interest at a rate of 2.3% per annum. The swap agreement provides a fixed exchange rate of 104.25 yen per U.S. dollar. The interest rate to be paid to Citibank N.A. under the swap agreement during the term of the loan for the U.S. dollars received is 7.98% per annum. As of

December 31, 2008, the amount of the related liability, taking into account the effect of the swap and the additional interest accrued, was U.S.$26 million.

The swap agreement with Citibank establishes, among other typical provisions for this type of transaction, the acceleration of payment upon the failure to pay financial debts for amounts in excess of 2.0% of our shareholders’ equity.

As of December 31, 2008, the hedge relationship of this swap was deemed to be ineffective. (See Note 2.3.j to our Annual Consolidated Financial Statements.)

Currency Futures

During 2008, we used foreign currency forward agreements, to hedge exchange rate exposure of our U.S. dollar-denominated financial indebtedness. As of December 31, 2008, we had entered into foreign currency forward agreements with local banks, compensated at maturity, for a total of U.S.$30 million, and euro 10 million. These agreements mature from January 2009 to April 2009. The average exchange rate agreed upon for these transactions was Ps.3.5 per U.S. dollar and Ps.5.0545 per euro. These agreements are used to cover short-term U.S. dollar-denominated commitments mainly related to trade debt. As of December 31, 2008, the hedge relationships were determined by us to be effective (see Note 2.3.j to our Annual Consolidated Financial Statements).

See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for important information concerning our exposure to changes in foreign currency exchange rates.

Credit Ratings

Although both Standard & Poor’s and Fitch have lowered our foreign currency credit ratings based on the increased refinancing risk after the devaluation of the peso, the government-mandated pesification and freezing of our tariffs, and the harsh macroeconomic conditions in Argentina, since the end of 2003, both agencies increased our ratings several times as a consequence of our new maturity profile after the consummation of the exchange debt offers in 2003. Fitch’s latest increase of our ratings occurred on February 18, 2008, due to our strong market position, our improved financial provile and TISA’s historical support. In 2005 and 2006, Standard and Poor’s increased our rating based on the strengthening of economic conditions in Argentina, and on improvements in our operating and financial performance. On February 12, 2009, Standard and Poor’s downgraded the credit rating of 15 Argentine companies including us, due to: increased government intervention; less financial flexibility (and more dependence on discretionary government agencies after the renationalization of the private pension system); reduced incentives for parent-company support; cash flow volatility due to industry-specific factors; countrywide factors; the impact of the economic slowdown in the country, and increasing refinancing risks.

Our notes are currently rated “B-” and “AA” under Standard & Poor’s global and national scales, respectively. In addition, the notes are also currently rated “AA+ (arg)” and “B+” by Fitch under its national and international scales, respectively. Finally, the notes are currently rated “B2” and “Aa3.ar” under Moody’s Global Rating and National Scale, respectively.

If the multiple variables considered by the rating agencies, including country rating, to evaluate companies are further affected as a consequence of the intensification of the current international economic crisis, our ratings could be reviewed and downgraded.

C.    Research and Development, Patents and Licenses.

We did not incur in any research and development expenses for 2008, 2007 and 2006. We hold no material patents and do not license to others any of our intellectual property. In connection with our provision of telecommunication services, we plan to develop our infrastructure based upon present and projected future demand of such services. We acquire the necessary technology, including equipment, from third parties.

D.    Trend Information

In the 2001 post-crisis period, during which many Argentine companies reacted by carrying out liability restructuring or entering into mergers and acquisitions, we faced extraordinary challenges. At the time, we focused upon the generation and protection of cash flows and on honoring our commitments.

Since 2003, the growth of the Argentine economy has facilitated a gradual recovery of the demand for telecommunications services, raising consumption and favoring the development of new services, such as broadband, in a highly competitive environment.

Inflation control, the regulation of tariffs and any future response by the Argentine government to the current global economic crisis may have an effect on the macroeconomic situation of the country, and a direct or indirect material effect on our future results of operations. In particular, our results of operations are sensitive to changes in the Ps./U.S.$ exchange rate because our primary assets and revenues are denominated in pesos while 44.0% of our total liabilities are denominated in foreign currencies. However, because of the relative stabilization in the peso equivalent amount of our foreign currency denominated debt, financing that we have already obtained and the gradual reduction of our financial debt, we do not believe that the current global economic financial market instability will, in and of itself, have a significant direct impact on our future operations and developments. Notwithstanding this, we will continue to monitor our earnings outlook.

To counter these challenges, we have defined the following management priorities for the short and medium term, in order to reach our vision of “improving people’s lives, facilitating business and contributing to the progress of communities in which we operate by supplying innovating services based on information technologies and communications”:

•	Continuing to develop the traditional basic telephone service and new value-added services for the residential segment, small, medium and large companies, and the government;

•
Becoming a broadband provider company, leading Internet growth opportunities by developing ADSL, considered to be the main lever for growth in the residential segment. The growth plan launched by us has allowed us to consolidate our leading position in the area where we are the incumbent, maintaining quality and service standards comparable to the most developed markets around the world and has succeeded in overcoming the challenge of exceeding one million ADSL customers in 2008. Additionally, we continue to increase our value-added services over broadband, enhancing our content and increasing the variety of multimedia services;

•
Consolidating ourselves as a comprehensive supplier for corporate customers, shifting from a vision focused on product development to integrated solutions based on information technology and adapted to the needs of the different sectors of the economy;

•	Optimizing the use of resources through operating efficiency;

•	Continuing with adequate cash management, honoring commitments assumed;

•	Promoting the development of an innovation-oriented culture;

•	Advancing our conversion into an organization focused on and committed to the customer and to quality through continued improvement in customer satisfaction; and

•	Contributing to Argentina’s economic and social development by reinforcing our positioning as a strategic ally of the country.

One of our goals is to deliver innovative services based on communication and information technology, maximizing the synergies of a global and integrated company seeking innovation to capture primarily competitive advantages in marketing services, operational excellence and technological development of the business, increasing our integrated solutions of communications and information, offering a broad range of products for each business unit, reinforcing loyalty of our customers, improving quality in our services and becoming one of the best places to work in Argentina.

We intend to continue consolidating our performance in the supply of basic telephone service and to strengthen our position as the leading provider of integrated business solutions in Argentina by providing a full range of services including voice, value-added services, and particularly in ADSL, and other high-technology products for corporate users of various sizes through different marketing channels.

We expect our operational costs to rise during 2009 due to an increase in costs directly related to the increase in our sales, the effects of inflation on structural costs and the increase in salaries and social security contributions of our employees.

As our debt is decreasing year over year, we estimate that our interest expenses in original currency for the fiscal year 2009 will be lower than our interest expenses for 2008, not considering the variations in exchange rates that each currency may experience. Regarding the exchange differences, they may increase as we estimate that the peso will continue devaluating.

Our current long-term business strategy is to maintain and enhance our position in Argentina’s competitive telecommunications market. This strategy requires innovation in the development of new offers of telecommunications services, in fixed service, broadband and others, for corporate and residential customers, and identifying opportunities in new geographical areas.

In this line, we intend to continue to invest substantial resources and expect to make investments in 2009, of approximately Ps.950 million in fixed service and in broadband, empowering the contents and variety of the value added multimedia services that may be supplied with that service, as well as in training and personnel development and in incentive programs to reduce costs and improve efficiency.

We consider that the implementation of these short- and long-term business strategies will continue having a positive impact on the competitiveness of our telecommunications activities, reducing the adverse effects of growing competition.

See “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Results of Operations—Effects on Our Results of Operations and Liquidity in Future Periods.”

E.     Off-Balance Sheet Arrangements

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

On April 11, 2007, certain of Telinver’s officers received orders to pay in a five-day term an amount of Ps.4.4 million plus compensatory interest with respect to the first resolution previously mentioned. On April 17, 2007 in order to avoid a money judgment, Telinver paid the amount claimed by the DGR along with the amount claimed in the second resolution mentioned above for a total of Ps.26 million, including interest. Additionally, in November 2007, we were notified of an additional claim from the DGR for differences in the calculation of the amounts paid for a total amount of Ps.3.2 million. On June 10, 2008, in order to avoid a enforced collection lawsuit, we paid the mentioned amounts plus interests for a total amount of Ps.3.3 million, still pending the regulation of professional fees.

Based on the progress of the case as of the date of issuance of this Annual Report and although the final outcome is subject to the uncertainties inherent to any pending court judgment, to date, it is uncertain whether it is probable that we will be granted the economic benefits related to the sale in connection with the contingency mentioned herein and, therefore, we have deferred until the uncertainty described above is resolved an amount, net of payments, of Ps.11 million as of December 31, 2008. See Note 2.3.m to our Annual Consolidated Financial Statements.

F.     Tabular Disclosure of Contractual Obligations

The following table represents a summary of our contractual obligations and commercial commitments as of December 31, 2008:

	Payments due by period in millions of pesos
	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
Contractual Obligations
Bank and Financial payables (1)	1,550	156	1,369	17	8
Other obligations	1,784	1,485	74	65	160
Total contractual obligations	3,334	1,641	1,443	82	168

Commercial Commitments
Other commercial commitments(2)	259	85	144	28	2
Total commercial commitments	259	85	144	28	2

(1)	Principally relates to negotiable obligations. See Note 11.2 to our Annual Consolidated Financial Statements.

(2)	Includes leases of satellites, real property, operation and maintenance of submarine cables and the baseline of IBM contract. See Note 8.1 to our Annual Consolidated Financial Statements.

Bank and financial payables include principal and interest. For the debts that accrue based upon a variable interest rate, we estimated interest payable based on interest rates in effect as of December 31, 2008. Actual interest payments may significantly differ from these estimates on account of interest rate fluctuations. In addition, approximately 100.0% of our obligations are denominated in foreign currency, and therefore principal and interest payments are estimated based on exchange rates in effect as of December 31, 2008. Actual foreign-currency debt payments may significantly differ from these estimates due to exchange rate fluctuations.

IBM Contract

On March 27, 2000, our Board of Directors approved the outsourcing through IBM of the operation and maintenance of some of the infrastructure of our information systems. We, Telinver, TMA and TDA S.A. executed a contract with IBM whereby we outsourced the operation and maintenance of the information technology infrastructure to IBM for six and a half years, in exchange for decreasing monthly installments, and the transfer to IBM of the assets used to render the services outsourced under the contract at a stated price (“the 2000 Contract”).

Subsequently, on September 29, 2006, we and IBM signed two contracts whereby the services provided by IBM under the contract signed in 2000 were split up. One of the contracts includes the outsourcing of the services related to Mainframe and Midrange equipment through 2011 (“2011 Contract”) and the other one established an extension of the 2000 Contract through December 31, 2007, including all services provided by IBM under the original contract, except for those included in the 2011 Contract (“2007 Extension”). In addition, we and IBM signed a memorandum in which we agreed on a fixed price for the transfer of the assets under the original contract amended by the 2007 Extension, after the enactment of Law No. 25,561.

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

b)       2007 Extension: We and IBM agreed, through the renegotiation held in September 2006 and subsequent agreements, to extend the provision of all the other services rendered under the contract signed in 2000, not included in the 2011 Contract, until December 31, 2008. The approximate total amount for the previously mentioned agreements amounts to Ps.50 million.

Other

We signed contracts for lease of satellites, real property and operation and maintenance of submarine cables, which include approximately Ps.129 million of minimum future payments as of December 31, 2008.

ITEM 6.            DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

Our management consists of a Board of Directors and our executive officers. Our bylaws (Estatutos Sociales) provide for a Board of Directors consisting of no fewer than three and no more than eight directors and up to one alternate director for each sitting director. Our shareholders have currently fixed the number of directors and the number of alternate directors at eight. We currently have eight directors and six alternate directors. Each alternate director may attend meetings of the Board of Directors and vote in the absence of the director for whom he or she is acting. Directors and alternate directors are elected at the annual ordinary meeting of shareholders to serve one-year renewable terms.

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

Three of the members and two of the alternate members of our Board of Directors are independent as defined in Section 301 of the Sarbanes-Oxley Act and Resolution No. 368 of the CNV. The three directors are also members of the Audit Committee. The rest of the members of the Board of Directors are not independent.

The following is a list of the members of the Board of Directors and the Secretary to the Board of Directors as of the date of this Annual Report:

Name	Position	Date of Appointment	Appointing Affiliate
Eduardo Fernando Caride	Chairman	2006	TISA
Francisco Javier de Paz Mancho	Director	2008	TISA
José Fernando de Almansa Moreno-Barreda	Director	2003	TISA
Jaime Urquijo Chacón	Director	2003	Independent
Mario Eduardo Vázquez	Director	2003	TISA
Guillermo Harteneck	Director	2001	Independent
Luis Ramón Freixas Pinto	Director	2000	Independent
Manuel Alfredo Alvarez Trongé	Director	2003	TISA
José María Álvarez-Pallete López	Alternate Director	2008	TISA
Gaspar Ariño Ortíz	Alternate Director	2005	Independent
Javier Benjumea Llorente	Alternate Director	1998	Independent
Luis Blasco Bosqued	Alternate Director	2007	TISA
Cristián Aninat Salas	Alternate Director	2009	TISA
Juan Jorge Waehner	Alternate Director	2004	TISA
Alejandro Pinedo	Secretary to the Board of Directors	2005	Not Applicable

Set forth below are brief biographical descriptions of our directors.

Eduardo Fernando Caride, 52, is the Chairman of our Board of Directors and an Argentine citizen. He is an Accountant and has a degree in business administration. He joined Telefónica Group 17 years ago. He held various positions in Argentina, the United States and Spain. In 2001, he was appointed Executive President of Telefónica Empresas and TIWS for global operations. In November 2004, he was appointed President of Telefónica Móviles for the Southern Cone covering operations in Argentina, Chile and Uruguay. As president of Telefónica Móviles for the Southern Cone, Eduardo Caride led the operation resulting in the Movicom BellSouth acquisition and integration. He successfully coordinated the acquisition process in Argentina, Chile and Uruguay, reaching over 15.5 million mobile clients of Telefónica in the Region by late 2006.  From November 2006, he has been the Executive President of Telefónica Group in Argentina and Uruguay.

Francisco Javier de Paz Mancho, 50, is a Spanish citizen and has been a Director since February 2008. He has served as a member of the Economic and Social Council and its Standing Committee. He has also worked with Tabacalera S.A, Grupo Panrico, Túnel del Cadí and La Mutua de Accidentes de Zaragoza. He has been General Director of Domestic Trade at the Spanish Ministry of Trade and Tourism and Secretary General of the Union of Consumers of Spain (UCE), among other positions. He has studied law and holds a degree in Information and Publicity.

José Fernando de Almansa Moreno-Barreda, 59, is a member of our Board of Directors and a Spanish citizen. He received a degree in law from the University of Deusto (Bilbao, Spain). He joined the Spanish Diplomatic Corps in 1974, and served from 1976 to 1992 as Embassy Secretary and Counselor to the Spanish Permanent Representative to NATO, in Brussels, Cultural Counselor of the Spanish Representative to Mexico, as Minister-Counselor of the Spanish Embassy in the Soviet Union, General Director of the National Commission for the 5th Centennial of the Discovery of the Americas, Chief Director for Eastern European Affairs, Atlantic Affairs Director and Deputy General Director for Eastern European Affairs in the Spanish Foreign Affairs Ministry. From 1993 to 2002, he was appointed Chief of the Royal Household of Spain, bearing the rank of Minister, by His Majesty King Juan Carlos I, and is currently Personal Adviser to His Majesty the King.  On February 26, 2003, he was appointed a member of the Board and President of the International Affairs Commission of TSA.

Jaime Urquijo Chacón, 77, is a member of our Board of Directors and a Spanish citizen. He is an engineer who completed his studies in economics and agriculture in the United States of America. He was Secretary General, General Director and President of Energía e Industrias Aragonesas S.A., an electrochemical company belonging to Banco Urquijo Group.  He was the founder of Desarrollo Químico Industrial, S.A. (DEQUISA), a company engaged in chemical manufacturing. He was advisor of Banco Urquijo and founded several companies related thereto. He was also advisor of Tabacalera, S.A.

Mario Eduardo Vázquez, 73, is an alternate member of our Board of Directors and is an Argentine citizen, and was the former Chairman of our Board of Directors and our President from June 6, 2003 until November 7, 2006. He graduated as a Certified Public Accountant. For 33 years, he practiced at Pistrelli, Díaz y Asociados, the member firm of Arthur Andersen & Co. in Argentina, where he was an associate partner for 23 years and was responsible for operations in Argentina for 20 years, leaving the firm in 1993.

Guillermo Harteneck, 80, is a member of our Board of Directors and an Argentine citizen. He holds degrees in accounting and business administration from the School of Economics of the Universidad de Buenos Aires, as well as a Master of Science in Economics from Baylor University, Texas. Until May 2000, he served as chairman of the CNV and the chairman of the executive committee of IOSCO, the International Securities Organization. During his extensive professional life, he held positions as statutory auditor and director at many leading Argentine companies. He was an associate professor at the School of Economics, Universidad de Buenos Aires.

Luis Ramón Freixas Pinto, 65, is a member of our Board of Directors. He is Argentinean and earned his degree in civil engineering at the Universidad de Buenos Aires. He also completed a Program in Advanced Business Administration at IAE, Austral University, which is affiliated with the School of Economics at the University of Navarra, Spain (“IESE”). In 1978, he joined Dragados y Construcciones where he worked for one year. Later, he joined Dragados y Construcciones Argentina S.A. (DYCASA), where he was in charge of the production, administration, HR and finance areas as Vice President. He is currently a director of Dragados Construcciones S.A. In 1993, he became the General Manager of Autopistas del Sol S.A., and he has been the Chairman of the Board of Directors since 2000. He took part in different activities related to community issues and, at present, he is a member of the Christian Businessmen Association where he formerly was a Board member. He is the director of Fundación por Pilar and a member of Adespa (Association of Argentine Utility Companies). He is also a member of the Executive Committee of ESADE Consulting Council.

Manuel Alfredo Alvarez Trongé, 51, is a member of our Board of Directors. He is an Argentine citizen and a lawyer who graduated from the Universidad de Buenos Aires, and is an expert in corporate law with degrees from King’s College (U.K.), Harvard, the University of Michigan, and the Universidad de la Empresa and Austral (Argentina). In 1990, he joined the Pérez Companc Group in Argentina as Legal Manager for the Petrochemical Division, and, in 1995, was promoted to Legal Manager of the Oil & Gas Division. In October 2002 he joined Telefónica in Argentina as General Counsel until October 2005 when he was promoted to General Counsel (Secretario General) of Telefónica International in Madrid. He has been appointed Professor at the Universidad de Buenos Aires and the Argentine Catholic University (UCA) among other positions. Previously, he was an arbitrator of the American Arbitration Association and President of the Corporate Committee of the Colegio de Abogados of Buenos Aires. He is also the author of two books and has published more than 50 articles in newspapers and legal publications.

José María Álvarez-Pallete López, 45, is an alternate member of our Board of Directors and a Spanish citizen. He holds a degree in business administration from the Universidad Complutense of Madrid; he also studied business administration at the Université Libre of Belgium. He joined Telefónica in February 1999 as CFO of TISA. In September 1999, he became Corporate Chief Financial Officer at Telefónica. Since July 2002, he has been the CEO of Telefónica Internacional S.A., the parent company responsible for all the operations of the Telefónica Group in Latin America. In October 2005, he earned an Advanced Study Diploma (Diploma de Estudios Avanzados – DEA) from the Finance and Accounting faculty at the Universidad Complutense of Madrid.

Gaspar Ariño Ortiz, 72, is an alternate member of our Board of Directors and a Spanish citizen, and founding partner of the law firm of Ariño y Asociados Abogados. He earned his degree in Law at the University of Valencia and his Ph.D. in Law at the University of Madrid. He is a lecturer of Administrative Law at the Universidad Autónoma de Madrid and president of the Regulation Study Foundation.  He practices law and is a member of the Bar Associations of Madrid, Valencia, Barcelona and other cities of Spain.

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

Luis Blasco Bosqued, 62, is an alternate member of our Board of Directors and a Spanish citizen. He graduated in Laws from Complutense University of Madrid and graduated in Business Studies from ICADE (E3). He is

Director of Subsidiaries and associated companies of Telefónica and President of Telefónica de Contenidos. He is member of the Boards of Directors of Atento Holding, S.A. and Inversis Net, S.A.

Cristián Aninat Salas, 54, is a member of our Board of Directors and a Chilean citizen. He earned a Bachelor’s Degree in Law at the Universidad Católica de Chile.  He is General Counsel of Telefónica Internacional, S.A.U., and a member of the Councils of Telefónica del Perú, Telefónica Larga Distancia de Puerto Rico and Telefónica Móviles de México.  Between 1980 and 1994, he was a partner of Aninat y Cia law firm specialized in civil and commercial matters and foreign investment counseling.  From 1992 to 1994, he was chief attorney of the Foreign Investment Committee—a government agency engaged in promoting foreign investments into the country. From 1994 to 2008, he was a lawyer of Telefónica Chile, Legal Counsel of such company and Advisor of the group’s affiliates.

Juan Jorge Waehner, 48, is an alternate member of our Board of Directors. He joined us in 1995 and was appointed CEO at the end of 2004. Prior to that, he was the Director of our Residential Business Unit. He is an Argentine citizen and earned his postgraduate degree in Managerial Development and Strategic Management from IAE in Argentina, Harvard/IESE and INSEAD-Fontainebleau in France. He worked in Germany and Spain for the Siemens Multinational Group holding in several positions in the areas of Electrical and Automotive Installations. He worked for TMA as Commercial Director. Formerly, he worked for Motorola-BGH in the communications business. In Argentina, he was General Manager of the Communications Business of Motorola-BGH. He led the commercial area in the “start-up” of the company Unifón and directed the Residential Business Unit of Telefónica Argentina until December 2004, when he was appointed CEO, the post he presently holds.

Alejandro Pinedo, 47, is our General Counsel of the Telefónica Group in Argentina and an Argentine citizen.  Lawyer’s degree from the Universidad de Buenos Aires and Masters Degree in Administrative Law from the Universidad Austral, Argentina. In November 2005 he was appointed General Counsel of the Telefónica Group in Argentina and Telefónica de Argentina S.A., a company of the Telefónica Group in Argentina.  Since April 21, 2006, he holds the position of Secretary of the Board of Telefónica de Argentina S.A.  He has also held posts in the following companies: Pecom Energía S.A. (a company of the Perez Companc Group), Legal Manager of the Oil & Gas Division; Estudio Pérez Alati, Grondona, Benites, Arntsen & Martinez de Hoz (h), Senior Counsel; Estudio Basílico, Fernández Madero & Duggan, Senior Counsel; First Instance Federal Courts.

Statutory Audit Committee

The Statutory Audit Committee is primarily responsible for controlling the legality of our operations and reporting to the annual ordinary shareholders’ meeting regarding the fairness of the financial information presented to the shareholders by the Board of Directors. The members of the Statutory Audit Committee are also authorized (1) to call ordinary or extraordinary shareholders’ meetings, (2) to place items on the agenda for meetings of shareholders or the Board of Directors, (3) to attend meetings of shareholders or the Board of Directors, and (4) generally to monitor our affairs. Our bylaws provide for a Statutory Audit Committee consisting of three members, known as statutory auditors, and up to three alternate statutory auditors, who are elected by a majority vote of the shareholders and serve one-year renewable terms. See “Item 10. Additional Information—Memorandum and Articles of Association—Corporate Governance— Statutory Audit Committee.”

The following table sets forth our Statutory Audit Committee members:

Name	Affiliation	Position	Profession
Santiago Carlos Lazzati	Estudio Lazzati y Asociados	Statutory Auditor	Accountant
Edgardo Alejandro Sanguineti	Estudio Lazzati y Asociados	Statutory Auditor	Accountant
Eduardo Luis Llanos	Estudio Lazzati y Asociados	Statutory Auditor	Accountant
María Cristina Sobrero	Estudio Lazzati y Asociados	Alternate Statutory Auditor	Accountant
Roberto Anibal Oneto	Estudio Lazzati y Asociados	Alternate Statutory Auditor	Accountant
Hugo Guillermo Waingortin	Estudio Lazzati y Asociados	Alternate Statutory Auditor	Accountant

Other Positions Held

The following table lists positions that the members of the Board of Directors, the Secretary to the Board of Directors and the members of our Statutory Audit Committee hold in other companies, as of the date of this Annual Report:

Name	Profession	Company	Position
Eduardo Fernando Caride	Accountant	Telefónica Móviles Argentina S.A.	Chairman
		Telefónica Móviles Argentina Holding S.A.	Chairman
		Telefónica Móviles del Uruguay S.A.	Chairman
		Telefónica Móviles Perú Holding S.A.	Director
		Telefónica Móviles S.A.	Director
		Telefónica Móviles Chile S.A.	Director
		Telefónica Móviles Chile Larga Distancia S.A.	Director
		Telefónica Móviles Soluciones y Aplicaciones S.A.	Director
		Telefónica Móviles Chile Inversora S.A.	Director
		Intertel S.A.	Director
		Fundación Telefónica	Chairman
		Compañía Internacional de Telecomunicaciones S.A.	Chairman
		Telefónica Holding de Argentina S.A.	Chairman
		Telefónica Data Argentina S.A.	Chairman

Francisco Javier de Paz Mancho	Businessman	Telefónica Internacional S.A.	Director
		Telecomunicaoes de Sao Paulo Telesp. S.A.	Director
		Telefónica S.A.	Director

José Fernando De Almansa Moreno-Barreda	Attorney and Spanish Diplomat	Telefónica Latinoamerica	Director
		Telefónica del Perú	Director
		Telecomunicaoes de Sao Paulo Telesp. S.A.	Director
		Medi Telecom Morocco	Director
		BBVA Bancomer México	Director
		Telefónica Móviles México	Director

Jaime Urquijo Chacón	Engineer	Logista S.A.	Director
		C.U.F.	Director
		Fundación Fondo Nacional para la Protección de la Naturaleza	Vice Chairman
		Fundación Altadis	Vice Chairman

Mario Eduardo Vázquez	Accountant	Río Compañía de Seguros S.A.	Director
		Portal Universia Argentina S.A.	Director
		Indra SI S.A.	Director
		YPF S.A.	Director
		Telefónica Holding de Argentina S.A.	Vice-Chairman
		Telefónica Móviles Argentina S.A.	Director
		Telefónica de Chile S.A.	Director
		Telefónica Internacional S.A.	Director

Luis Ramon Freixas Pinto	Engineer	Dragados y Construcciones Argentina S.A.	Director
		Autopistas del Sol S.A.	Chairman
		Fundación por Pilar	Director

Name	Profession	Company	Position
Manuel Alfredo Alvarez Trongé	Attorney	Telefónica Internacional S.A.	Director
		Telefónica International Wholesale Services América S.A.	Director
(Uruguay)
		Telefónica Data Argentina S.A.	Director

José María Álvarez-Pallete López	Business Administrator	Telefónica S.A.	Director
		Telefónica Móviles España S.A.U.	Director
		Telefónica Larga Distancia de Puerto Rico, Inc.	Director
		Telefónica DataCorp S.A.	Director
		Telefónica del Perú S.A.	Director
		Telefónica Internacional Chile S.A.	Director
		Telecomunicaoes de Sao Paulo Telesp, S.A.	Vice-Chairman
		Telefónica Internacional S.A.U.	Chairman
		Colombia Telecomunicacions S.A.	Director
		Telefónica Móviles México S.A.	Vice-Chairman
		Telefónica USA, Inc.	Director
		Portugal Telecom	Director

Luis Blasco Bosqued	Attorney	Banco Inversis Net S.A.	Director
		Telefónica de Contenidos	Chairman
		Sogecable S.A.	Director

Javier Benjumea Llorente	Economist	Inversión Corporativa S.A.	Director
		Abengoa S.A.	Director
		Diario ABC de Sevilla S.L.	Director
		Sevilla Endesa	Vice-Chairman
		Estudios de Política Exterior S.A.	Director

Cristián Aninat Salas	Attorney	Telefónica USA Inc.	Director

Officers

Our principal executive officers are:

Eduardo Fernando Caride, 52, currently serves as the Chairman of our Board of Directors and President. See “—Directors and Senior Management” above for biographical information.

Sebastian Minoyetti, 40, is an Argentine citizen and is our Director of Control Management and Resources, also performing functions similar to those of a Chief Financial Officer. He is graduated with a degree in industrial engineering from the Universidad Católica Argentina (Argentine Catholic University) and holds a Master’s Degree in Business Administration from the IESE (Instituto de Estudios Superiores de la Empresa) of the University of Navarra in Spain (Graduate School of Management and Business). He is responsible for Process Control Management, Accounting and Purchasing for Telefónica de Argentina S.A., MRI and Telefónica Móviles Uruguay. He joined Telefónica Group in 1994 and since then has worked in several companies of Telefónica Group. In our company, he has played various roles, primarily in the areas of New Business Analysis, as well as within the Department of Finance and Budgetary Control. In 2000, he joined Telefónica Móviles where he participated in the public listing process. From early 2001 until January 2005, he served as Director of Planning and Budget in Telefónica Móviles in Madrid. In early 2005, he joined Telefónica Comunicaciones Personales S.A. (“TCP”) as Director of Administration and Control and a member of the management team that led the merger of TCP with Compañía de Radiocomunicaciones Móviles SA (“CRM”) in the context of the acquisition of the assets of Bell South in Latin America by Telefónica Móviles.

Alejandro Pinedo, 47, currently serves as our General Secretary. See “—Directors and Senior Management.”

José Luis Rodríguez Zarco, 59, is a Spanish citizen and is licensed by the Civil Administration of the Spanish State (Administración Civil del Estado Español). In 2001, he joined Telefónica S.A. and began work in Argentina as Corporate Security Director of Telefónica Group. In November 2005, he was appointed General Director of Institutional Relations and Corporate Security and, in November 2006, the General Director of Institutional Relations, Communications and Corporate Image and Security.

Manuel Neira Montes, 61, he is our Corporate Internal Audit Director. He is a Spanish citizen and obtained a degree in Accounting from Universidad de Buenos Aires in 1974. He joined us in 1991, as Assistant Director, Internal Audit and later promoted to his current position as Director of that division. During his tenure at Price Waterhouse (1969-1985), he became manager of the firm’s external audit department. Between 1985 and 1991, he acted as In-house Vice President, Financial Control, in the Citicorp/Citibank Group.

Juan Jorge Waehner, 48, currently serves as our CEO. See “—Directors and Senior Management” above.

Raúl Lacaze, 49, was recently appointed as our Human Resources Director. He is Argentinean and holds a Bachelor’s Degree in Labor Relations from the Universidad de La Plata (Lomas de Zamora venue). He also has a Certificate from the Management Program at the IAE and a Master’s Degree in Sociology from the Universidad Católica Argentina.  He has been the President of the Asociación de Recursos Humanos de la Argentina (ADRHA – Argentine Human Resources Association) since 2007. In 1989 he joined Movicom/BellSouth until his appointment as HR & Logistics Executive Director at Telefónica. Previously he developed his career at SOCMA and Abbott Laboratories Argentina.

Fernando Luis Fronza, 45, is our Residential Business Unit Director and joined us in 2000 as Strategy Director and Wholesale Business Unit Director. He is Argentinean and earned his degree in Mechanical Engineering at the National University of La Plata. He also earned an MBA at the Wharton School of Business in 1994. Before joining us, he worked for six years for McKinsey & Company mainly in the financial and telecom sectors, and at the Techint Group as an industrial engineer

Marcelo Ricardo Tarakdjian, 36, is our Preferential Business Unit Director. He is Argentinean and has an undergraduate degree in business administration from the Universidad Católica Argentina (Argentine Catholic University) and is a Public Accountant. He joined the company in 1995 and worked in the Preferential Business Unit until 2005. In May 2005, he was appointed Area Director of the Preferential Business Unit.

José Luis Aiello Montes, 39, is our Director of Strategy, Regulation and Wholesale Business. He is Argentinean and earned his degree in electronic engineering at the National University of La Plata. He pursued graduate studies in strategic marketing at the Buenos Aires Technological Institute (Instuto Tecnológico Buenos Aires) and in economics (at Torcuato Di Tella University). He joined us in 1995. He was promoted to Networking Manager in 1998, Operators’ Commercial Director in 2002, and Commercial Director of the Wholesale Unit in 2002. In December 2004, he was a member of our Executive Committee, and was then appointed as Director of Strategy, Regulation and Wholesale Business Unit

Horacio Oscar Acerbi, 50, is our Director of Network and Systems. He is Argentinean, and graduated in Electronic Engineering, National University of La Plata, and a graduate in Telecommunications Engineering, Universidad de Buenos Aires. He has international experience in Brazil and Argentina in Network Services Technology and Innovation. He was responsible for defining the strategy, components, topology and design criteria of the network and OSS systems architecture for all fixed and mobile operations for Telefonica in Latin America

Ariel Ginzburg, 41, is an Argentine citizen and he was recently appointed as Director of Customer Services of the Company.  He is an Engineer in Electronics graduated at the Universidad Tecnológica Nacional (National Technological University). He joined the Company in 1993 and was appointed as Commercial Manager for the Province of Buenos Aires in 1997, as Director of Sales for individual homes in the year 2000 and he was given the position of Director of Sales and Service for the Residential Segment and Public Telephony in 2002.

The following directors and principal executive officers have entered into employment agreements with us: Juan Jorge Waehner, Fernando Luis Fronza, Alejandro Pinedo, José Luis Rodriguez Zarco, Marcelo Tarakdjian, José Luis Aiello Montes, Horacio Acerbi and Ariel Guinzburg.

B.    Compensation

Argentine law provides that the aggregate annual compensation paid to all directors (including those directors acting as executive officers) may not exceed 5.0% of earnings for any fiscal year in which we do not pay any dividends on earnings unless specifically approved by shareholders. This limitation increases in proportion to the amount of dividends paid up to a maximum of 25.0% of earnings. Under Argentine law, the compensation of the directors acting in an executive capacity, together with the compensation of all other directors and the Statutory Audit Committee, requires the approval of the shareholders.

The total remuneration accrued by us to our principal executive officers during the fiscal year ended December 31, 2008 was approximately Ps.13.2 million, including amounts reserved to provide for pension, retirement or similar benefits. The total remuneration paid by us to our Directors, Alternate Directors and members of the Statutory Audit Committee during the fiscal year ended December 31, 2008, was Ps.4.3 million.

Incentive Plan for Executives

On August 8, 2005, the Board of Directors approved an incentive plan for executives. This plan valued certain corporate objectives for the years 2005-2007, which if achieved could result in a payment ranging from 50.0% to 200.0% of an executive’s salary. The objectives were based mainly on corporate efficiency and profitability. The plan, which was in effect from January 1, 2005 through December 31, 2007, provided the definitions and basis for selecting the executives who would participate, based on the criteria of contribution, strategic importance and personal performance. The incentive was paid in cash on March 2008.

We recognize the obligation associated with the execution of the plan under the straight-line method over its term of duration, based on the level of achievement of the objectives set in the plan. See Note 17 to our Annual Consolidated Financial Statements. For the fiscal years ended December 31, 2008, 2007 and 2006, the expenses accrued in relation to this program amounted to Ps.3 million, Ps.0.9 million and Ps.0.8 million, respectively.

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

•  The number of shares to be awarded depends on the level of achievement, which is based on the matching of the variation in shareholders’ compensation, considering quotation and dividends (Total shareholder return—TSR) on Telefónica shares with respect to the evolution of the TSR related to a group of listed telecommunication companies, representing the Benchmark Group.

The duration initially considered for the PSA is seven years. The PSA is divided into five three-year cycles, each of which begins on July 1 and ends on June 30 of the third year following the date of implementation of the cycle. At the beginning of each cycle, the number of shares to be granted to the beneficiaries of the PSA based on the level of achievement of the goals is determined, observing the maximum number established. Shares are awarded after the end of each cycle. For the first three cycles, the maximum number of shares to be awarded to our executives benefiting from the PSA amounts to about 63,900, 56,200 and 61,200 shares, respectively. The fair value applied amounts to euro 6.4, euro 7.7 and euro 8.4 per share for the first, second and third cycle, respectively. These amounts are the best benchmark of the fair value of the rights delivered to executives, since they correspond to an actual market transaction.

Cycles are independent from each other. The first cycle began on July 1, 2006 (with award of shares as from July 1, 2009), and the fifth cycle begins on July 1, 2010 (with award of shares as from July 1, 2013).

As of December 31, 2008 we recognized liabilities for Ps.3 million in relation to the PSA. The liabilities arising from this plan are valued on the basis of the fair value of the securities to be delivered calculated on the date on which the rights are granted and such cost is accrued on a straight-line basis during the fiscal year in which the services are rendered by the Executives. See Note 17 to our Annual Consolidated Financial Statements.

Social Security Plan for Executives

As of December 31, 2006, our management had approved a social security plan for executives (the “SSE Plan”) effective as from January 1, 2006, which contemplates making monthly contributions by executives and the company to a special vehicle in order to cover contingencies related to retirement, early retirement, total disability and death of the executives eligible as beneficiaries of the SSE Plan. This SSE Plan was also approved by our Board of Directors on February 15, 2007. The contributions are based on a percentage of the annual and fixed gross compensation of the participant and an additional percentage paid by us in different portions. We are not liable for the performance of the funds contributed or for the availability thereof to the participants. We have not completed the implementation of the above-mentioned plan. As of December 31, 2008, we maintain a liability amounting to Ps.11 million, which represents our estimated obligation based on the current terms as of such date.

The liability resulting from the SSE Plan is valued based on the amounts that we agreed to contribute as of each fiscal year-end. Such cost is accrued during the fiscal year in which the benefit is granted and the services are rendered by the executives. All changes are recognized in the fiscal year in which they are approved.

C.    Board Practices

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

Audit Committee

The Board of Directors appointed Jaime Urquijo Chacón, Guillermo Harteneck and Luis Ramón Freixas Pinto as members of the Audit Committee. See “Item 10. Additional Information—Memorandum and Articles of Association—Corporate Governance.”

D.    Employees

On December 31, 2008, we had 10,516 full-time employees, 13 temporary employees and 2 trainees.

The following table provides the number of our unionized, nonunionized, temporary and trainee employees for the fiscal years ended December 31, 2008, 2007 and 2006 (not including those of our former subsidiaries).

	December 31, 2008 (1)	December 31, 2007	December 31, 2006
Unionized	8,122	8,134	7,596
Nonunionized	2,394	2,298	2,116
	10,516	10,432	9,712
Temporary	13	15	41
Trainees	2	6	53
Total Number of Employees	10,531	10,453	9,806
Technical and Operations	5,231	5,461	5,529
Sales and Marketing	981	677	585
Financial and Administrative Support	1,704	1,464	1,432
Customer Service	2,615	2,851	2,260
Total	10,531	10,453	9,806

(1) Including employees from TDA S.A.

For the fiscal year ended December 31, 2008, the principal components of labor costs were basic wages, overtime and fringe benefits. We also incurred certain other related costs, including contributions made to the national pension plan, health plans, family allowances and additional pension contributions and life insurance premiums for employees covered by collective bargaining agreements. Most of these contributions are mandated by law.

On December 31, 2008, approximately 80.0% of our permanent employees were union members. All middle and senior management positions are held by nonunionized employees. Benefits under collective bargaining agreements include benefits to employees who retire upon reaching the age of retirement or who become disabled or who die prior to the age of retirement. We have calculated our liability relating to such benefits at approximately Ps.5 million as of December 31, 2008.

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

In December 2005, after negotiations with union members, we made an agreement which was based principally on:

•	a single final payment of Ps.500 per unionized employee, which was granted in December 2005;

•	an increase in the fixed basic salary, resulting in an increase of approximately 8.0% from January 2006 plus an additional amount that was replaced by “food bonds” in 1994; and

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

During 2007, unionized employees went on strike over salary increases for approximately four months, adversely affecting our operations. In the aftermath of the conflict, actions were undertaken in the area of compensations, as detailed below:

•	One-off payments to employees not covered by collective bargaining agreements based on the duties discharged.

•	Selective salary adjustment to employees covered by collective bargaining agreements or critical personnel.

•	Improvement in the benefits given to employees not covered by collective bargaining agreements and launch of other new benefits.

In 2008, an agreement with labor unions was signed, which included the following provisions:

•	An increase of 19.5% in basic salaries as of July 2008
•	A 1% increase in non-remunerative benefits
•	A standstill on social provisions for the duration of the agreement (twelve months)

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

In the course of a complex 2007 year in terms of operational management as a consequence of the conflicts with the trade unions, our personnel had to re-double efforts to attain its objectives, for which reason a program has been implemented to reward and motivate personnel.

 Looking to allow personnel to balance their labor and family lives, we implemented a flex-time program with benefits for personnel consisting in more time with their families and extended leaves of absence when children are born.

 A voluntary workplace environment survey carried out in December 2008 has shown a global improvement, reflected in a 74.0% in the average of positive answers. The survey was answered by 70.0% of our employees.

Early Retirement Plan

On July 24, 2006, our Board of Directors approved a voluntary Early Retirement Plan for the benefit of our employees who, upon opting for the plan, have paid contributions to the pension plan for 30 years and still have to pay pension plan contributions for up to 15 years in order to meet the required age to retire according to current rules and regulations, among other eligibility requirements. This was an early retirement option accompanied by a financial proposal that provides for an initial payment and a plan of monthly installments until the required retirement age is reached. This plan was addressed to all the personnel meeting the eligibility requirements and it initially covered from 50 to 120 people for the first month in force. Until mid-2007 we assessed the renewal of the plan and the incorporation of new beneficiaries on a monthly basis. In mid-2007, our management launched new conditions for the Early Retirement Plan mainly related to economic features and benefits (additional half-yearly installments, pension supplements, etc.). This plan was communicated to the trade unions and beneficiaries and the period to join the plan ended on December 31, 2008. As of December 31, 2008, we maintain a liability amounting to Ps.167.9 million in relation with this plan that represents the present value of the payments committed as of the year-end date, considering a risk-free discount rate. This rate was estimated by the Company and reflects the market evolution of the time value of money.

E.     Share Ownership

As of the date of this Annual Report, no director or member of senior management owns any of our capital stock.

ITEM 7.            MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

Our capital stock is comprised of two classes of common stock, with par value Ps.0.10 per share: (1) Class A Shares representing approximately 62.5% of our capital stock and (2) Class B Shares, which are publicly held and are traded on the Buenos Aires Stock Exchange and (in the form of American Depositary Shares (“ADSs”) each representing 40 Class B Shares) on the New York Stock Exchange, collectively representing approximately 37.5% of our capital stock.

As of the date of this Annual Report, the number of our outstanding shares by class was as follows:
Class	Amount
Class A	4,367,388,680
Class B	2,616,811,616

The following table sets forth information as of the date of this Annual Report with respect to affiliated shareholders known to us to own more than 5.0% of any class of our ordinary shares, and information as to TIHBV:

Name of Owner	Title of Class of Shares	Jurisdiction	Amount Owned	Approximate % of Class of Shares	Approximate % of Total Outstanding Shares
Cointel	Class A	Argentina	3,599,126,635	82.41	51.53
	Class B(1)	Argentina	81,422,560	3.11	1.17
TISA(2)	Class B(1)	Spain	1,745,310,360	66.70	24.99
TMA(2)	Class A	Argentina	768,262,045	17.59	11.00
	Class B(1)	Argentina	597,904,948	22.85	8.56
TIHBV	Class B(1)	Netherlands	66,171,964	2.53	0.95

(1)	Including Class B ordinary shares represented by ADSs.

(2)
On March 16, 2009, TMA agreed with TISA on the purchase of ADRs owned by TISA, representing 10% of the capital stock and votes of the Company. The agreement between TMA and TISA foresees a successive transaction scheme until finalizing the transfer of the total number of ADRs indicated above.

Telefónica, indirectly or directly, controls Cointel, TISA, TMA, TIHBV and Telefónica Holding, and therefore controls over 98.0% of our capital stock including all Class A Shares. Cointel has advised us that, through its ownership of the Class A Shares, it intends to maintain at least a 51.0% ownership interest in our capital stock and, therefore, to continue to control us and to determine the outcome of any action requiring shareholder approval. These actions include the election of up to six of the directors and up to six alternate directors and, subject to the requirements of Argentine law, the payment of dividends. Affiliates of Telefónica beneficially own 100.0% of Cointel’s common stock. Affiliates of Telefónica are involved in other investments and operations in the Argentine communications and media sector, some of which may involve or affect us.

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

In order to implement the voluntary capital stock reduction, on December 22, 2006, we simultaneously reimbursed to the shareholders $0.60 in cash and delivered four new shares of Ps.0.10 face value each for each share of Ps.1 face value held by each shareholder before the capital stock reduction. Consequently, the shares of Ps.1 face value were settled. The capital stock reduction has been registered with the PRC. As of December 31, 2008, only Ps.4 million are pending payment due to the capital stock reduction. (See Notes 3.1.k and 12.3 to our Annual Consolidated Financial Statements).

Telefónica Holding de Argentina S.A.

Telefónica Holding (formerly CEI Citicorp Holdings Sociedad Anónima) is a holding company primarily engaged in the telecommunications business and the media, programming and content distribution business in Argentina, through related companies and companies under the joint control of Telefónica Holding and the TISA Group.

As of December 31, 2008, Telefónica Holding conducts its telecommunications business through its 50.0% ownership of the outstanding common stock of Cointel, which in turn, owns approximately 52.7% of our outstanding capital stock.

TMA

On July 10, 2007, TMA executed an agreement with Cointel to purchase 768,262,045 of our Class A shares and 79,377,440 of our Class B shares or 1,984,436 ADSs representing each 40 Class B shares, corresponding to 12.14% of our capital stock and votes for a price of Ps.1,195 million.

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

In addition to the previously mentioned acquisition, on June 4, 2008, TMA acquired 280,000 ADSs from a mutual fund, each representative of 40 Class B shares of our Company corresponding to 0.1604% of our capital stock and, on October 9, 2008, TMA agreed with TISA on the acquisition of Class B shares and ADSs representative of approximately 7.2% of our capital stock. The transaction price was established at U.S.$150 million. As of December 31, 2008, approximately U.S.$100 million (equivalent to 4.84% of our capital stock) of the total agreement had been transferred. On January 27, 2009, we informed the CNV that the transfer of Class B shares was completed.

On March, 16, 2009, TMA agreed with TISA on the acquisition of 17,460,501 ADSs, each representative of 40 Class B shares of our Company, corresponding to 10% of our capital stock. After the completion of this transaction, TMA will have 29,56% of our capital stock, equivalent to 2,064,587,033 shares.

 Depositary Shares

In 1991, we offered and sold ADSs in the United States to qualified institutional buyers (“QIBs”) in reliance on, and subject to restrictions imposed pursuant to, Rule 144A under the Securities Act, and Global Depositary Shares (“GDSs”) and, collectively with ADSs, (the “Prior Offering Depositary Shares”) outside Argentina and the United States in reliance on Regulation S. Each Prior Offering Depositary Share represented Class B Shares.

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

As of December 31, 2008, approximately 51.1 million ADSs, representing approximately 78.18% of the total number of issued and outstanding Class B Shares and approximately 29.30% of our total shares, were outstanding. See “Item 4. Information on the Company—Our History and Development—Our Reorganization.”

B. Related Party Transactions

Affiliates of Telefónica and Telefónica Holding are also involved in other investments and operations in the communications and media sector in Argentina and in other countries, some of which may involve or impact us. Conflicts of interest between us, Telefónica and other affiliates may therefore arise in connection with the negotiation and performance of duties, as well as in connection with other business activities. See “Item 4. Information on the Company—Business Overview—Disposal of Telinver-Publishing of Telephone Directories.”

On July 24, 2008, our Board of Directors approved the execution of an agreement with Telfisa Global BV (“Telfisa”), a financial company owned by TSA, to place a maximum amount of U.S.$90 million. Such funds accrue interest at an annual rate determined as the one-month LIBOR rate plus four basis points. See “Exhibit 4.15—Account Agreement between Telefónica de Argentina S.A. and Telfisa Global BV, dated July 28, 2008 (English Translation).”

At a meeting of the Board of Directors held on July 24, 2008, the Board of Directors approved a Brand License Agreement whereby TSA grants us a license to use various of its brands in Argentina (including the Telefónica brand). This agreement is effective from May 1, 2008 through December 31, 2011 and may be renewed for three-year periods. See “Item 4. Information on the Company—Business Overview—Management Agreement and Brand License.”

Our operations and balances with Telefónica and other direct and indirect shareholders of Cointel and their respective affiliates, for the fiscal years ended December 31, 2008, 2007 and 2006 are as follows:

	December 31, 2008	December 31, 2007	December 31, 2006
	Income/(Expense)
	(in millions of pesos)
Management Fee
Telefónica S.A.- Sucursal Argentina (Telefónica’s branch)	(22)	(61)	(74)

Brand License
TSA.	(22)	–	–

Income (expense) from goods and services
TMA(1)	340	295	295
TDA S.A.(3)	(5)	20	34
Telinver(2)	–	–	4
Atento Argentina S.A. (“Atento”)	(9)	(19)	(19)
Telefónica Ingeniería de Seguridad S.A. (“TIS S.A.”)	(7)	(6)	(3)
Telefónica International Wholesale Services Argentina S.A. (“TIWS Argentina”)	6	8	6
Telefónica International Wholesale Services S.L. (“TIWS España”)	(1)	–	–
Telcel Venezuela (“Telcel”)	9	5	3
C.P.T. Telefónica del Perú (“CPT”)	(2)	(1)	14
Compañía de Radiocomunicaciones Móviles S.A (“CRM S.A.”)(1)	–	–	30
Telefónica S.A. – Sucursal Argentina (Telefónica’s branch)	(1)	(3)	(3)
Televisión Federal S.A. – Telefé.	(8)	(3)	(1)
Telefónica International Wholesale Services América S.A (“TIWS América”).	1	2	1
Telefónica Investigación y Desarrollo S.A. (“TID S.A.”)	–	(1)	(1)
TSA.	(10)	(2)	1
TISA	(1)	–	–
CTC Mundo S.A. (“CTC”)	3	(7)	(1)
Telefónica Gestión de Servicios Compartidos S.A. (“T-Gestiona S.A.”)	3	(3)	1
Terra Networks Argentina S.A. (“Terra S.A.”)	(13)	(7)	(2)
Telecomunicaciones de San Pablo S.A. (“Telesp”)	(9)	(4)	(4)
Centro de Contactos Salta S.A.	(21)	–	–
Telefónica Empresas Brasil S.A	–	–	(1)
Colombia Telecomunicaciones	(1)	(1)	2
Telefónica Móviles Uruguay S.A.	5	3	1
Tevefe Comercialización S.A.	–	(1)	–
Telefónica Larga Distancia de Puerto Rico, Inc	–	–	1
Mar del Plata Gestiones y Contactos S.A.	1	–	–
	280	275	358
Net expense on financial charges
TMA	5	3	–
TISA	–	–	(1)
TPI(2)	–	–	5
Telfisa	3	–	–
Telinver(2)	–	–	2
	8	3	6
Purchases of goods and services
TDA S.A.(3)	1	2	6
TIS S.A.	1	3	1

	December 31, 2008	December 31, 2007	December 31, 2006
	Income/(Expense)
	(in millions of pesos)
	2	5	7
Purchases of other assets
TDA S.A.(3)	11	–	–
	11	–	–

(1)	On June 6, 2006 CRM S.A. and TMA entered into a final merger agreement, which was registered with the “PRC” on September 12, 2006.

(2)	Companies belonging to the group until August 2006. (See Note 14 to our Annual Consolidated Financial Statements).

(3)	In 2008, includes transactions prior to the date of acquisition. (See Note 18 to our Annual Consolidated Financial Statements).

Our balances with Telefónica and other Cointel shareholders and related companies as of December 31, 2008 and 2007 are:

	December 31, 2008	December 31, 2007
	(in millions of pesos)
ASSETS
Current Investments
TMA	–	240
Telfisa	190	–
Total Current Investments	190	240

Trade receivables
TDA S.A.	–	20
Telcel	9	2
T-Gestiona S.A.	8	4
Telefónica Larga Distancia de Puerto Rico, Inc.	1	1
Mar del Plata Gestiones y Contactos S.A.	2	–
TIWS Argentina	–	4
TIWS America	4	4
Microcentro de Contacto S.A.	1	–
CPT	1	–
Cordoba Gestiones y Contactos S.A.	4	–
Televisión Federal S.A. –TELEFE	2	1
Telefónica Móviles Uruguay S.A.	5	1
Atento	17	–
Other	–	1
Total Trade receivables	54	38

	December 31, 2008	December 31, 2007
	(in millions of pesos)
Other receivables
TDA S.A.	–	20
Telefónica S.A.- Sucursal Argentina (Telefónica’s branch)	3	–
TIWS América.	3	4
Telefónica Media Argentina S.A.	2	2
TISA	3	3

	December 31, 2008	December 31, 2007
	(in millions of pesos)
Telefónica International Wholesale Services Brasil	1	1
Telefónica International Wholesale Services Perú S.A.C	1	1
Total Other receivables	13	31
Total Assets	257	309

	December 31, 2008	December 31, 2007
	(in millions of pesos)
LIABILITIES
Trade payables
Telefónica S.A. – Sucursal Argentina (Telefónica’s branch)(1)	51	58
CTC	2	8
TIWS Argentina	54	54
Telefónica Servicios Audiovisuales	1	1
TIS S.A.	3	1
TIWS America	2	2
TIWS España	2	–
Terra	3	1
Telesp	5	4
TMA	14	50
Telefónica DATA USA, Inc	2	1
Telefónica DataCorp S.A.	2	–
Colombia Telecomunicaciones S.A.	–	1
TSA(2)	27	–
CPT	–	1
TID S.A.	2	1
Centro de Contacto Salta S.A.	4	–
Atento	–	2
Total Trade payables	174	185

Other payables
TSA	16	15
Telefónica S.A.- Sucursal Argentina	–	1
TIHBV(3)	4	4
Total Other payables	20	20

TOTAL LIABILITIES	194	205

(1)	Related to liabilities from management fee.

(2)	In 2008, includes Ps.24 million related to brand licensing.

(3)	See Note 6 to our Annual Consolidated Financial Statements.

All these trade receivables and trade payables are arm’s-length transactions entered into in the ordinary course for services rendered. In the past, Telefónica Holding, either directly or through affiliates, at various times, engaged in a number of transactions with us.

During 2006, we repaid our debt with related parties by approximately U.S.$13 million, including U.S.$8 million in assignments. The payments were made with internally generated funds. Since December 31, 2006 we hold no outstanding debt with TISA, our controlling company.

In November 2005 we disposed of our wholly-owned subsidiary Telinver. See “Item 4. Information on the Company—Business Overview—Disposal of Telinver-Publishing of Telephone Directories.”

Additionally, on January 17, 2007, we transferred our ownership interest in E-commerce Latina. See “Item 4. Information on the Company—Business Overview—Other Services and Investment—E-Commerce Latina.”

In December 2008, we purchased TDA S.A. See “Item 4. Information on the company—Our History and Development—Purchase of TDA S.A.”

Nevertheless, any transactions with related parties that hold 1.0% or more of our equity are put through a prior approval process established by Decree No. 677/01 and requiring involvement of the Audit Committee and/or an opinion of two independent valuation firms as well as subsequent approval by the Board of Directors in order to verify that the agreement could reasonably be considered to be in accordance with normal and habitual market practice.

C.    Interests of experts and counsel

Not applicable.

ITEM 8.            FINANCIAL INFORMATION

A.    Annual Consolidated Financial Statements and Other Financial Information

Our Annual Consolidated Financial Statements, which are set forth in the accompanying Index to our Annual Consolidated Financial Statements included in this report, are filed as part of this Annual Report. “See Item 18. Financial Statements” and pages F-1 to F-68.

Legal Proceedings

Contingencies

We are facing various proceedings and claims in the areas of labor, tax, regulatory compliance and other matters, all of which arise in the ordinary course of business. Such matters are subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. If information available prior to the issuance of our financial statements, considered on the basis of the opinion of our legal counsel, indicates that it is probable that an asset had been impaired or a liability had been incurred as of the date of our financial statements, and the amount of the loss, or the range of probable loss can be reasonably estimated, then such loss is accrued and charged to operations. Based on our management’s assessment regarding the probable loss from such claims and the advice of legal counsel, we have reserved Ps.391 million for consolidated contingencies as of December 31, 2008.

In July 2007, we received an information request related to a judicial process in which we are not a party, and had to submit among other books and documentation required, the Inventory and Financial Statements Book.

For a breakdown of the reserve for contingencies, see “Item 5. Operating and Financial Review and Prospects—Operating Results—Contingencies” above.

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

In an attempt to clarify the issue of successor liability for labor claims, Decree No. 1,803/92, stated that various articles of the Work Contract Law of Argentina, the basis for the foregoing claims of joint and several liability, would not be applicable to privatizations subject to State Reform Law No. 23,696. However, the passage of this Decree did not resolve the above claims as the Supreme Court of Justice, in an unrelated case, upheld the provisions of the law and declared Decree No. 1,803/92 inapplicable.

As of December 31, 2008, the amount of these labor claims including accrued interest and expenses totaled approximately Ps.20 million. Notwithstanding, depending on the possible outcome of such legal actions ENTel has agreed in the Transfer Contract to indemnify us in respect of these claims and the Argentine government has assumed joint and several liability with ENTel for the indemnity obligations and has therefore authorized us to debit an account of the Argentine government at Banco Nación for any amount payable by us in respect to the indemnification.

Under Debt Consolidation Law No. 23,982, ENTel and the Argentine government may discharge their indemnity obligations by the issuance of 16-year Debt Consolidation Bonds. As of December 31, 2008, we have paid approximately Ps.15 million in cash for the concluded claims. On December 16, 1999, we initiated a claim for indemnification and reimbursement in connection with these payments. In addition, to date, about Ps.10 million included in the Ps.15 million paid by us in this regard were included and verified in an account reporting lawsuit between us and ENTel, which has not been resolved yet.

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

Profit-Sharing Bonds

We, along with the Argentine government, have been notified of approximately 675 lawsuits, which include 7,100 plaintiffs in the aggregate, claiming money to redress the damages suffered by the plaintiffs due to not having received BPG at the time ENTel was privatized, basing their claims on State Reform Law No. 23,696, enacted in August 1989.

Despite our rejection and several judgments from original and appellate jurisdictions in our favor, on August 12, 2008, in Gentini, the CSJN ruled by a majority vote that Presidential Decree No. 395/92, which recognized that we were under no obligation to issue the profit-sharing bonds as established by Law No. 23,696, was unconstitutional and found in favor of recovery by the twenty plaintiffs party to that lawsuit.

The CSJN judgment envisages that judges from the original jurisdiction, in this case, the National Appellate Court with Labor Jurisdiction, will decide the nature and the extent of the responsibility attributable to each of the Argentine Government and us. As of the date of issuance of these financial statements, the referred Court of Appeals has not ruled upon the issue yet. In the opinion of our legal advisors, it is the Argentine Government who should be attributed such responsibility.

The development of the Gentini case, as well as other claims relating to the profit-sharing bonds, raises uncertainties inherent to any legal proceeding. In particular, there are specific issues in addition to those issues mentioned in the preceding paragraph which will have to be determined by the judge hearing the case with regards to the factors that should be taken into consideration to quantify any potential amount to be paid. These include, among others: (i) the profit-sharing percentage; although the percentage in the Gentini case is approximately 2% of net income, according to the background information related to other privatized companies, this percentage ranges from 0.25% to 0.50% of net income, (ii) the periods in force for the right to access the BPG, (iii) the parties who are entitled to file the claim, and (iv) the effects on the BPG of the repurchase of the Company’s Class C shares in 1998. Considering the information available as of the date of issuance of this Annual Report and the different scenarios arising from the set of factors mentioned, the maximum amount of risk for this contingency might represent approximately 1.3% of our total consolidated assets under Argentine GAAP as of December 31, 2008, a scenario that our management and our legal advisors do not consider probable. We have registered a reserve for contingencies based on our estimation of the probable amount, equivalent to 10.8% of the maximum amount.

We believe that we acted properly by not issuing BPG; for this reason, we are considering bringing a legal action against the Argentine government to obtain the reimbursement of any amount that the Company might be required to pay for these claims.

Based on the information available as of the date of this Annual Report and considering the risks and uncertainties inherent in any legal proceeding, in our opinion and in the opinion of our legal advisors, the probability that the outcome of these proceedings will have a significant negative effect on our results of operations or our financial position is remote.

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

Restitution of Services Affected by Stolen Cables

Under Resolution 983/2002, the National Communications Commission (“CNC”) imposed a penalty on us consisting of a fine of Ps.680,000 for alleged breach of the General Basic Telephone Service Rules, and further imposed on us several other related obligations, mainly related to the restitution of those services affected by stolen cables. We are in the process of appealing the penalty. In our opinion and in the opinion of our legal advisers, the referred breach lacks legal grounds for the sanction to be correct as: (1) theft of cables is an event of force majeure that releases us from liability; (2) we have reinstated more than 90.0% of the services affected by theft; (3) there are sufficient public telephones installed and in operation in the affected areas to warrant effective service supply, and certain steps have been taken with the security forces to safeguard the integrity of the cables; and (4) we are reimbursing customers for non-service days and have timely answered each of the National Communications Commission’s requests for information. The enforcement of these fines against us may be subject to the renegotiation process provided for under the Public Emergency Law.

International Telecommunications Union Liability

On July 29, 2003, we received a communication sent by the CNC requesting that we and Telefónica Larga Distancia de Argentina S.A. (“TLDA S.A.”) deposit Ps.51 million, including principal and interest as of July 31, 2003, which according to the communication, related to savings, plus interest, obtained by us and TLDA S.A. in connection with reductions in employer social security contributions between April 1999 and June 2001 approved by Presidential Decree No. 1,520/98. Pursuant to Resolution S.C. No. 18,771/99, these savings were to be applied to the execution of programs or promotional projects related to the presidential initiative argentin@internet.todos, which was to be managed by the International Telecommunications Union (UIT). We, both with respect to our own operations and as successor to the rights and obligations of TLDA S.A., had recorded a liability related to these savings for outstanding principal plus interest, for an amount of Ps.24 million.  On March 23, 2007, we were notified of Resolution No. 42/07 issued by the S.C. which established a mechanism of reciprocal compensation for the balances in our favor and accrued by the Argentine government as a result of certain decreases and increases in employers’ social security contributions paid by us, and which includes, for calculation purposes, the liability mentioned above. The S.C. had instructed the CNC to settle the amounts involved. In September 2007, we were notified of the determination issued by the CNC, which resulted in a net receivable in our favor of Ps.58.7 million, after offsetting the amount proceeding from the savings obtained from the reduced contributions plus its interest, mentioned above.

According to Resolution No. 42 of the S.C., if a receivable balance remained in our favor after the above described debt compensation, such balance could be compensated against certain liabilities related to the services object of our licenses. Additionally, we asked the S.C. to offset the fines imposed by the CNC with the remaining receivable balance established by the above mentioned Resolution, requesting the S.C. to compensate such fines for an amount of Ps.0.1 million; the S.C. agreed. According to the compensation mechanism established by Resolution No.42, we have recognized the compensation for an amount of Ps.27.9 million, which represents the present value of the probable amount related to such fines. As of December 31, 2008, after the compensation has been recognized, the net balance in our favor was Ps.12.8 million. As of the date of this Annual Report, we have not been notified of any additional resolution from the S.C. in relation to the issues described above. We will recognize any remaining amounts due in connection with the foregoing as they are verified. See Notes 7. and 9.3. to our Annual Consolidated Financial Statements.

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

Other Claims

In October 1995, the Free Consumers’ Cooperative initiated a legal action against Telecom, Telintar, the Argentine government and us to declare as void, unlawful and unconstitutional all the standards and rate agreements issued since the Transfer Contract. The Free Consumers Cooperative’s claim is to have the rates of the basic telephone service reduced and the amount supposedly collected in excess refunded, limiting them in such a way that the licensees’ rate of return should not exceed 16.0% per annum on the fixed assets as determined in the List of Conditions approved by Presidential Decree No. 62/90. Other points of our contract have been called into question as well.

After analyzing the claim, our legal counsel contested the allegations, petitioning that such a claim should be dismissed on the grounds that it fails to state a claim with a basis in law. The court of original jurisdiction ruled in our favor, but this resolution was revoked by the Court of Appeals, which held the claim should not be dismissed, but substantiated at the court of original jurisdiction. Through our legal counsel, we filed an appeal with the Supreme Court of Justice against the Court of Appeals’ decision, which was subsequently denied. An appeal of this denial filed with the Supreme Court of Justice has also been rejected. None of these courts has yet ruled on the substance of the claim.

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

On June 22, 2007, the court of original jurisdiction declared the termination of the proceedings. The Free Consumers’ Cooperative appealed the court decision, which at the date of issuance of this Annual Report is pending of resolution.

In the opinion of management and our legal counsel, it is unlikely and remote that the resolution of these issues would have a negative effect on our results of our operations or our financial position.

Additionally, the CNC had imposed on us different penalties principally related to alleged lack of commercial offices and attention to customer complaints and prolonged interruption of basic telephone services due to cable theft. We contested these penalties through the proper administrative channels, but have not yet received a final administrative resolution. As of December 31, 2008, outstanding CNC penalties against us amounted to approximately Ps.27.9 million, which were compensated according to the mechansim established by the Resolution No.42. See “Item 8. Financial Information—International Telecommunications Union Liability.”

Commitments Related to the Sale of Our Equity Interest in Telinver

As part of the sale transaction of Telinver we granted usual guarantees in this type of transactions to the TPI Group including the absence of liabilities or encumbrances not disclosed in the financial statements of Telinver as of the date of the transaction and the seller’s responsibility on legal, tax and labor contingencies originated prior to the acquisition, among others.  See “Item 5. Operating and Financial Review and Prospects—Off-Balance Sheet Arrangements—Commitments Related to the Sale of Our Equity Interest in Telinver.”

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

Under a shareholders’ agreement dated as of April 21, 1997, Telefónica Holding and TISA, who as of such date owned an 83.36% equity interest in Cointel, had agreed to cause us, Cointel and our subsidiaries to distribute to our respective shareholders the maximum portion of our earnings for each fiscal year to the extent permitted by applicable laws and any financial agreements and debt instruments to which they may be subject. The distribution of these dividends was further contingent upon whether (1) such distributions were advisable as a matter of prudent business judgment, (2) sufficient funds were available and (3) there were any significant restrictions on the ability of any of these companies to obtain funds in the financial markets. See “Item 10. Additional Information—Taxation—Argentine Taxation—Taxation of Dividends.”

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

In accordance with the provisions of Companies Law No. 19,550, our by-laws and CNV´s regulations, we will appropriate at least 5.0% of the net income for the year (considering the effect of previous years’ adjustments), to the legal reserve, after absorbing accumulated losses, if any, until such reserve equals 20.0% of the adjusted capital stock.

Given that the total balance of the legal reserve account was appropriated to Accumulated losses account as of December 31, 2005, we will restore such reserve through no less than 5.0% of the income for the year up to 20.0% of our capital stock plus the balance recorded under the Comprehensive Adjustment to Capital Stock account. Consequently, as of December 31, 2008, we have a restriction on the distribution of retained earnings until the legal reserve amounts to Ps.381 million.

Our General Ordinary and Special Shareholders’ Meetings held by Class A and B shareholders on April 24, 2007, resolved, with respect to the Ps.221 million unappropriated retained earnings recorded as of December 31, 2006, to appropriate Ps.11 million to the legal reserve and Ps.211 million to the reserve for future dividends.

Our General Ordinary and Special Shareholders’ Meetings held by Class A and B shareholders on April 21, 2008, resolved, with respect to the Ps.72 million unappropriated retained earnings recorded as of December 31, 2007, to appropriate Ps.4 million to the legal reserve and Ps.68 million to the reserve for future dividends.

To restore the absorbed legal reserve in compliance with the decision approved by the General Ordinary and Special Shareholders’ Meeting held on April 21, 2006, to reach 20% of the capital stock plus the balance recorded under the comprehensive adjustment to the capital stock account, and considering the criteria of the CNV, on February 16, 2009, our Board of Directors will submit to the consideration of our Shareholders’ meeting that will be held on April 20, 2009, the allocation of Ps.337 million in unappropriated retained earnings as of December 31, 2008 to the legal reserve. Additionally, to fully reconstitute the absorbed legal reserve, our Board of Directors proposes to appropriate Ps.30 million from the reserve for future dividends to the legal reserve. Considering the previously mentioned allocations and Ps.15 million we previously had, the legal reserve will amount to Ps.381 million.

In accordance with Law No. 25,063, any dividends in cash or in kind, distributed in excess of the accumulated taxable income as of the end of the year immediately preceding the date of payment or distribution shall be subject to a 35.0% income tax withholding as a single and final payment.

As a result of the above mentioned if we decided to pay dividends, during 2009, most of such payment would be subject to the withholding of income tax.

As of the fiscal year 2002, no dividend has been distributed.

B.    Significant Changes

No undisclosed significant change has occurred since the date of the Annual Consolidated Financial Statements.

ITEM 9.            THE OFFER AND LISTING

A.    Offer and Listing Details

ADSs Traded on the New York Stock Exchange

The ADSs began trading on the New York Stock Exchange under the trading symbol “TAR” on March 8, 1994, and Citibank acts as depositary (the “Depositary”). The ADSs represented 10 of our Class B Shares of Ps.1 nominal value until the voluntary capital stock reduction mentioned in “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Capital Stock Reduction.” Since December 22, 2006 each ADS represents 40 Class B Shares of Ps.10 cents nominal value per share. The following table sets forth, for the calendar periods indicated, the high and low closing sales prices (in U.S. dollars) of the ADSs on the New York Stock Exchange:

	High	Low
2004	12.83	6.21
2005	11.38	7.30
2006 – Prior to capital stock reduction (1)	25.02	8.45
2006 – After capital stock reduction (2)	18.07	16.30
2007	19.93	12.42
2008	13.81	3.12
2007:
First Quarter	19.59	16.80
Second Quarter	19.93	15.50
Third Quarter	19.52	12.57
Fourth Quarter	15.38	12.42
2008:
First Quarter	13.81	11.65
Second Quarter	13.07	10.08
Third Quarter	10.10	7.00
Fourth Quarter	9.21	3.12
Recent Six Months:
November 2008	5.40	3.35
December 2008	8.00	3.12
January 2009	8.20	6.55
February 2009	8.60	7.15
March 2009	8.45	6.70

(1)	Until December 22, 2006. See “Item 7. Major Shareholders and Related Party Transactions—Capital Stock Reduction.”

(2)	As from December 23, 2006. See “Item 7. Major Shareholders and Related Party Transactions—Capital Stock Reduction.”

On April 15, 2009, the last reported sale price of the ADSs on the New York Stock Exchange was U.S.$ 7.50 per ADS. The Depositary indicated that on December 31, 2008 there were approximately 51.1 million ADSs outstanding and approximately 1,700 beneficial owners of ADSs. Such ADSs represented approximately 78.18% of the total number of issued and outstanding Class B Shares as of December 31, 2008.

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

The following table sets forth, for the calendar periods indicated, the high and low closing sales prices (in pesos) of the Class B Shares on Buenos Aires Stock Exchange:

	High	Low
2004	3.90	1.95
2005	3.35	2.20
2006 – Prior to capital stock reduction (1)	7.80	2.60
2006 – After capital stock reduction (2)	12.70	11.90
2007	15.20	9.90
2008	10.30	3.10
2007:
First Quarter	14.70	12.45
Second Quarter	15.20	12.05
Third Quarter	15.00	9.90
Fourth Quarter	12.20	10.00
2008:
First Quarter	10.30	9.00
Second Quarter	10.20	8.80
Third Quarter	8.70	5.80
Fourth Quarter	7.00	3.10
Recent Six Months:
November 2008	4.80	3.30
December 2008	5.50	3.10
January 2009	6.60	5.99
February 2009	6.50	5.70
March 2009	7.20	6.50

(1)	Until December 18, 2006. See “Item 7. Major Shareholders and Related Party Transactions—Capital Stock Reduction.”

(2)	As from December 19, 2006. See “Item 7. Major Shareholders and Related Party Transactions—Capital Stock Reduction.”

As of April 13, 2009, the last reported sale price of the Class B Shares on the Buenos Aires Stock Exchange was Ps.6.60 per share. On December 31, 2008 there were approximately 2,321 holders of record of Class B Shares.

B.    Plan of Distribution

Not applicable.

C.    Markets

The Buenos Aires Stock Market

The Buenos Aires Stock Market, which is affiliated with the Buenos Aires Stock Exchange, is the largest stock market in Argentina. The Buenos Aires Stock Market is a corporation with 250 shareholder members authorized to trade in the securities listed on the Buenos Aires Stock Exchange. Trading on the Buenos Aires Stock Exchange is conducted by continuous open outcry, from 12:00 p.m. to 6:00 p.m. in summer and from 11:00 am to 5:00 pm in winter each business day. The Buenos Aires Stock Exchange also operates an electronic market system from 11:00 a.m. to 5:00 p.m. each business day, on which privately arranged trades are registered and made public. Transactions on the Buenos Aires Stock Exchange are guaranteed by the Buenos Aires Stock Market.

To control price volatility, the Buenos Aires Stock Exchange operates a system which suspends dealing in shares of a particular issuer for a half-hour, or for the remainder of the day, when changes in the price of each issuer’s shares exceed 10.0%, or 15.0%, respectively, of that day’s opening price. Investors in the Argentine securities market are mostly individuals and companies. Institutional investors, who represent a relatively small percentage of trading activity, consist of a limited number of investment funds.

Certain information regarding the Argentine equities market is set forth in the table below:

	Argentine Equities Market
	December 31,
	2008	2007	2006	2005	2004
Market capitalization (U.S.$ billions)	357.8	562.4	399.8	254.3	231.7
As percentage of GDP(1)	108.9%	218.3%	195.9%	139.4%	152.5%
Annual volume (U.S.$ millions)	6,544	7,298	5,223	6,814	4,792
Average daily trading volume (U.S.$ millions)	26.5	29.5	20.9	26.7	18.8
Number of listed companies	104	102	107	104	107

(1)	GDP refers to the Gross Domestic Product of Argentina.

Source: Buenos Aires Stock Market

D.    Selling Shareholders

Not applicable.

E.     Dilution

Not applicable.

F.     Expense of the Issue

Not applicable.

ITEM 10.          ADDITIONAL INFORMATION

A.    Share Capital

Not applicable.

B.    Memorandum and Articles of Association

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

The chairman of the board or a person appointed at the meeting presides over shareholders’ meetings. Shareholders’ meetings can be called by the Board of Directors, the Statutory Audit Committee in certain circumstances specified by law, or by shareholders representing at least 5.0% of our corporate capital.

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

An extraordinary meeting held on first notice is duly constituted with the presence of shareholders representing sixty percent of the shares entitled to vote, provided a greater quorum is not required by the bylaws. On second notice, shareholders representing 30.0% of the shares entitled to vote are required.

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

The Statutory Audit Committee has certain general powers and duties, notwithstanding any others as may be provided for under the Business Companies Act or our bylaws:

•	reviewing the Company’s books and other documents whenever it may deem so convenient, but at least once every three months;

•	verifying, in like manner and with like frequency as indicated above, our cash and securities, as well as our obligations and the performance thereof;

•	receiving notice of and attending the meetings of the Board of Directors and shareholders. The Statutory Audit Committee may express its opinions at these meetings but is not allowed to vote;

•	ensuring that our directors have posted the required bonds and that the same are maintained;

•	submitting a written report on our economic and financial condition to the annual shareholders’ meeting;

•	providing information within its scope of responsibility to any shareholders so requesting who are owners of at least 2.0% of our capital;

•	calling the shareholders to an extraordinary meeting whenever it may deem necessary, and to annual or special class meetings if the Board should fail to do so as required; and

•	overseeing the management of our business for compliance with the law, our bylaws or internal regulation, and any resolutions adopted by the shareholders.

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

Board of Directors

The current Board of Directors is made up of eight directors and six alternate directors. The bylaws require that the Board of Directors shall consist of three to eight directors. Members of the Board of Directors are appointed by the general meeting of shareholders and are elected for a period of one fiscal year, at the end of which they may be re-elected or replaced.

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

The compensation of the directors is set at the shareholders’ meeting. Under Argentine corporate law, the maximum remuneration that members of a Board of Directors can collect from a corporation, including wages and other remuneration, cannot exceed 25.0% of corporate earnings. This percentage is limited to 5.0% if no dividend is distributed. This limitation is increased in proportion to any dividends paid. When one or more directors perform special commissions or technical administrative functions and the small amount or nonexistence of earnings make it necessary to exceed the percentage established, the corporation cannot pay such sums without express approval at the shareholders’ meeting.

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

Corporate Governance Framework

Good Corporate Governance Practices

In light of the significant conceptual and regulatory progress made in modern corporate governance rules and standards, both in the United States and in Argentina, and recognizing the need to be aligned with the worldwide objectives of Telefónica and its worldwide subsidiaries (“Telefónica Group”) in the area of corporate governance, on December 17, 2002, our Board of Directors resolved to create an Audit and Control Committee to promote and support the development of good corporate governance actions.

The principal guiding policies for corporate governance of the Telefónica Group are:

(1)	maximization of our value in furtherance of the shareholders’ interests;

(2)	the material role of the Board of Directors or Management Committee in our conduct and management; and

(3)	information transparency in our relationship with our employees, shareholders, investors and customers.

Good Corporate Governance Code

According to the provisions of General Resolution No.516/07 of the CNV, the Company prepared and submitted along with the financial statements as of December 31, 2008, a Good Corporate Governance Code which indicates and details the practices and actions of good corporate governance to be complied with by the companies under the CNV Public Offer Regime, or otherwise explain the reasons for noncompliance therewith.

Audit Committee

The Audit and Control Committee was created as a transitional committee on December 17, 2002, and was superseded by an Audit Committee created by our Board of Directors on May 10, 2004 in accordance with the requirements and provisions of Decree No. 677/01, the Sarbanes-Oxley Act and the rules and regulations of the SEC.

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

On June 14, 2004, the Audit Committee approved its charter and on February 18, 2008 it approved its action plan for the 2008 fiscal year.

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

Appointment of Independent Directors

We currently have three members and two alternate members who meet the independence requirements established by applicable laws.

Dividends and Liquidation Rights

In accordance with our bylaws, we are required to appropriate net realized profits as follows: (1) 5.0% of such profits shall be set aside into a legal reserve until such reserve equals 20.0% of outstanding capital stock; (2) payment of the compensation of the Board of Directors and Statutory Audit Committee; (3) payment of dividends on preferred shares, with priority given to the payment of any preferred dividends standing in arrears; and (4) any remainder, in whole or in part, (a) to the payment of an additional dividend on preferred shares, (b) to the payment of an additional dividend on common shares, (c) to an optional reserve fund, (d) to be carried forward or (e) as otherwise as the shareholders may determine. Dividends must be paid within one year of their declaration.

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

C.    Material Contracts

On February 15, 2006 the UNIREN, acting on behalf of the National Government, signed with us the Memorandum of Understanding 2006, which seeks a commitment to establish in the future a stable legal framework for maintaining the legal conditions set forth in the Transfer Contract and the rules in force as of the date of such Memorandum. Among other things, the Memorandum of Understanding 2006 provides the unification of the reduced rate calling time band for local, domestic and international long-distance calls, thus resulting, as a whole, in the application of smaller discounts as from its effectiveness on the adjustment of value in international incoming calls in the local area through the application of a correction factor. See “Item 4. Information on the Company—Business Overview—Regulatory Matters—Rates.”

On March 27, 2000, our Board of Directors approved the outsourcing through IBM of the operation and maintenance of some of the infrastructure of our information systems. We, Telinver, TMA and TDA S.A. executed a contract with IBM whereby we outsourced the operation and maintenance of the information technology infrastructure to IBM for six and a half year term, and the transfer to IBM the assets used to render the services outsourced under the contract at a stated price (the “2000 Contract”).

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

b)       2007 Extension: we and IBM through a renegotiation held in September 2006 and through subsequent agreements, agreed to extend the provision of all the other services rendered under the 2000 Contract, not included in the 2011 Contract, until December 31, 2008. The total approximate value of these agreements amounts to Ps.50 million.

In December 2008, we purchased TDA S.A. See “Item 4. Information on the company—Our History and Development—Purchase of TDA S.A.

On July 24, 2008, our Board of Directors approved the execution of an agreement with Telfisa, a financial company owned by TSA, to place a maximum amount up to U.S.$ 90 million. Such funds accrue interest at an annual rate determined as the one-month LIBOR rate plus four basis points.

On July 24, 2008, the Board of Directors approved a Brand License Agreement whereby TSA grants us a license to use various of its brands in Argentina (including the Telefónica brand). This agreement is effective from May 1, 2008 through December 31, 2011 and may be renewed for three-year periods. See “Item 4. Information on the Company—Business Overview—Management Agreement and Brand License.”

The Board of Directors’ approval of these agreements was given only after the Audit Committee had previously considered that these agreements were reasonably framed within regular market conditions, in compliance with the requirements of Decree No. 677/01.

D.      Exchange Controls

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

As a result of the application of Public Emergency Law the Argentine government established severe exchange controls, principally related to the suspension of cross-border currency transfers for profit remittances and capital repatriation which required prior approval of the Central Bank. In January 2003, restrictions were lifted for profit remittances.

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

Since Law No.25,561 and subsequent exchange control measures have been enacted, the exchange rate fluctuates freely based on market forces, including purchases and sales by the Central Bank. As a result of the above, since early 2002, the exchange rate with the U.S. dollar has increased compared to the Argentine peso (the parity was originally one peso per U.S. dollar). As of December 31, 2008, the exchange rate had increased by 245.0% (Ps.3.4537 per U.S. dollar) since 2002.

E.     Taxation

U.S. Federal Income Taxation

The following discussion is a summary of the material U.S. federal income tax consequences of the ownership and disposition of our Class B shares or our ADSs by U.S. Holders, as defined below. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed Treasury regulations, administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”) and judicial decisions, all as of the date hereof and all of which are subject to change (possibly with retroactive effect), and to different interpretations. It is also based in part on representations by the depositary and assumes that each obligation under the Deposit Agreement and any related agreement will be performed in accordance with its terms. This discussion relates only to Class B shares and ADSs held as capital assets (generally, for investment purposes). It does not discuss all of the tax consequences that may be relevant to a U.S. Holder in light of the U.S. Holder’s particular circumstances or to U.S. Holders subject to special rules, such as certain financial institutions, insurance companies, tax-exempt entities, dealers in securities or foreign currencies, partnerships and other pass-through entities, investors liable for the alternative minimum tax, persons who hold Class B shares or ADSs as part of an integrated investment (including a hedge, straddle or conversion transaction), persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar, persons who actually or constructively own (directly or indirectly) 10.0% or more of our voting stock or persons who acquired Class B shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation. Holders of Class B shares or ADSs should consult their tax advisors with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

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

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS INTENDED FOR GENERAL INFORMATION PURPOSES ONLY. HOLDERS OF CLASS B SHARES OR ADSs SHOULD CONSULT WITH THEIR TAX ADVISORS WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING OR DISPOSING OF CLASS B SHARES OR ADSs, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAWS.

General

In general, for U.S. federal income tax purposes, owners of American depositary receipts evidencing ADSs will be treated as the beneficial owners of the Class B shares represented by those ADSs. Deposits and withdrawals of the underlying Class B shares in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

The U.S. Treasury Department has expressed concerns that parties to whom American depositary shares are released before shares are delivered to the depositary (“pre-release”), or intermediaries in the chain of ownership between holders and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. holders of the American depositary shares. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of Argentine taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by future actions taken by parties to whom the ADSs are pre-released.

Taxation of Dividends

Subject to the passive foreign investment company rules discussed below, distributions made by us of cash or property other than certain pro rata distributions of ordinary shares generally will constitute taxable dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Since we do not maintain calculations of our earnings and profits under U.S. federal tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends.  The full amount of any dividend paid in respect of our Class B shares or ADSs (including amounts withheld in respect of Argentine taxes) will be included in the gross income of a U.S. Holder, as ordinary income from sources outside the United States, at the time that the dividend is received by the U.S. Holder, in the case of our Class B shares, or by the depositary, in the case of ADSs.

The amount of income, including in respect of any dividend paid in pesos, generally will be measured by reference to the spot rate for converting pesos into U.S. dollars in effect on the date that the dividend is received by the U.S. Holder, in the case of our Class B shares, or by the depositary, in the case of ADSs, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may recognize foreign currency gain or loss, which generally will be treated as U.S. source ordinary gain or loss, upon a conversion of pesos into U.S. dollars after the date of receipt. U.S. Holders should consult their tax advisors regarding the calculation and U.S. federal income tax treatment of foreign currency gain or loss. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

Subject to applicable limitations and subject to the discussion above regarding concerns expressed by the U.S. Treasury, under current law the U.S. dollar amount of dividends paid to certain non-corporate U.S. holders in taxable years beginning before January 1, 2011 may be subject to taxation at a maximum rate of 15% if the dividends represent “qualified dividend income.”  U.S. Holders of ADSs and Class B shares should consult their tax advisors regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances. Dividends paid by us will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Code.

Subject to certain limitations and restrictions, and subject to the discussion above regarding concerns expressed by the U.S. Treasury, a U.S. Holder will be entitled to a foreign tax credit against its U.S. federal income tax liability, or a deduction in computing its U.S. federal taxable income, for Argentine income taxes withheld by us. The limitation of foreign taxes eligible for credit is determined separately with respect to certain “passive” income such as dividend income.  If amounts are withheld from dividends on account of the Argentine tax on personal assets, they will not be eligible for credit against the U.S. Holder’s U.S. federal income tax liability. U.S. Holders should consult their tax advisors to determine whether and to what extent amounts paid on account of the Argentine tax on personal assets are deductible for U.S. federal income tax purposes. The rules relating to the calculation of foreign tax credits and the applicable limitations are complex. U.S. Holders should consult their tax advisors concerning the implications of the foreign tax credit rules in light of their particular circumstances.

Taxation of Capital Gains or Losses

Subject to the passive foreign investment company rules discussed below, upon a sale or other taxable disposition of Class B shares or ADSs, a U.S. Holder will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount realized on the sale or other taxable disposition and the U.S. Holder’s adjusted tax basis, as determined in U.S. dollars, in the Class B shares or ADSs. Such gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period in the Class B shares or ADSs exceeds one year at the time of the sale or other taxable disposition. Certain U.S. Holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. The deductibility of capital losses is subject to limitations under the Code. Gain or loss derived from the sale or other disposition of our Class B shares or ADSs generally will be treated as U.S. source gain or loss for foreign tax credit purposes.

Passive Foreign Investment Company Rules

We believe that we were not a “passive foreign investment company,” (“PFIC”) for U.S. federal income tax purposes for our taxable year 2008. However, because the determination of whether the Class B shares or ADSs constitute shares of a PFIC will be based upon the composition of our income and assets and the fair market value of our assets (including entities in which we hold at least a 25% interest), from time to time, there can be no assurance that the Class B shares or ADSs will not be considered shares of a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a U.S. Holder held a Class B share or ADS, certain adverse consequences could apply for the U.S. Holder, including the imposition of higher amounts of tax than would otherwise apply to a U.S. Holder and additional tax form filing requirements. U.S. Holders are urged to consult their tax advisors regarding the consequences to them if we were considered to be a PFIC, as well as the availability and advisability of making an election to mitigate the adverse United States federal income tax consequences of PFIC status should we be classified as a PFIC for any taxable year.

Information Reporting and Backup Withholding

Payment of dividends and sales proceeds that are made to a U.S. Holder within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and may be subject to backup withholding unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against such U.S. Holder’s U.S. federal income tax liability, if any, and may entitle such U.S. Holder to a refund, provided that the required information is furnished to the IRS in a timely manner.

U.S. HOLDERS AND PROSPECTIVE PURCHASERS OF OUR CLASS B SHARES OR ADSs SHOULD CONSULT THEIR TAX ADVISORS AS TO THE ARGENTINE, U.S. FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR CLASS B SHARES OR ADSs BASED UPON THEIR PARTICULAR CIRCUMSTANCES.

Argentine Taxation

The following summary of certain Argentine tax matters is based upon the tax laws of Argentina, and regulations thereunder, in effect as of the date of this Annual Report, and is subject to any change in Argentine laws and regulations which may come into effect after such date.

Taxation of Dividends

Dividends of cash, property or capital stock related to the Class B Shares or ADSs are currently exempt as a general rule from Argentine withholding tax or income tax. However, under Tax Law No. 25,063, a tax is applicable to the amount of dividends distributed in excess of a company’s “net taxable income” accumulated at the end of the fiscal year immediately preceding the date of the distribution of such dividends. The applicable withholding tax rate is 35% unless the shareholder is resident in a country which has signed a tax treaty with Argentina. No dividends were distributed in 2008.

Taxation of Capital Gains

Under Argentine law, any gains obtained by a foreign resident by means of a purchase, sale, exchange, conversion or other disposition of shares will not be subject to Argentine income tax.

The above exemption is not available in the case of Argentine resident taxpayers falling under the provisions of Section 49 of the Argentine income tax act (typically, any corporations or permanent establishments owned by a foreign business that are subject to Argentine law). Any gains obtained by them from a disposition of shares will therefore be taxable under Argentine law. In 2008, the Company did not pay any dividends related to the Class B Shares or ADSs.

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

THE ABOVE SUMMARIES DO NOT CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO THE OWNERSHIP OF THE ADSs OR THE CLASS B SHARES.

F.     Dividends and Paying Agents

Not applicable.

G.    Statement by Experts

Not applicable.

H.    Documents on Display

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

I.      Subsidiary Information

Not applicable.

ITEM 11.          QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk, including changes in interest rates and foreign exchange rates in the normal course of our business.

As of December 31, 2006, 2007 and 2008, our total bank and financial debt in foreign currency was the equivalent of U.S.$737 million, U.S.$535 million and U.S.$382 million, respectively. The impact of foreign exchange rates during 2008, 2007 and 2006 on our net monetary position in foreign currency amounted to a loss of Ps.116 million, a loss of Ps.67 million and a loss of Ps.36 million, respectively. As of December 31, 2008, current assets in foreign currency were lower than our current liabilities in foreign currency by the equivalent of Ps.11 million. See “Item 3. Key Information—Selected Financial Data—Presentation of Figures in Constant Argentine Pesos.” During 2008 we repaid U.S.$125.60 million of negotiable obligations that came due in 2008. This payment was made with internally-generated funds. Additionally, the fair value of our net debt in terms of U.S. dollars as of December 31, 2008 decreased by 56.0% compared to the fair value as of December 31, 2007, mainly due to the payments made during 2008 and the increase in the implicit market rates we use to discount our debt.

Set forth below is tabular information presented in our reporting currency, Argentine pesos, with respect to our net debt defined as Debt Obligations and the other instruments less Financial Assets (time deposits). The table reflects principal and related exchange rates, broken out between floating rate and fixed rate debts.

SENSITIVITY TO INTEREST RATES AND EXCHANGE RATES – NET DEBT (December 31, 2008)

	MATURITY DATES								FAIR VALUE(3)
	(in millions of pesos)(1)(2)
	2009		2010	2011	2012	2013	Subsequent	TOTAL	Underlying Net Debt	Associated Derivatives	TOTAL	Book Value (7)
EUROPE	10		10	10	10	7	8	54	37	(48)	(11)	54
EURO	10		10	10	10	7	8	54	37	(48)	(11)	54
Fixed Rate	10		10	10	10	7	8	54	37	(48)	(11)	54
Average Interest Rate (%)	1.75		1.75	1.75	1.75	1.75	1.75
AMERICA	(341)		716	482				857	603	138	741	857
ARS	(107)		–	–	–	–	–	(107)	(107)	147	40	(107)
Fixed Rate	(107	)(6)	–	–	–	–	–	(107)	(107)	147	40	(107	)(6)
Average Interest Rate (%)(4)	10,22
U.S.$	(234)		716	482	–	–	–	964	710	(9)	701	964
Fixed Rate	(275	)(8)	679	465	–	–	–	869	710	(104)	606	869	(8)
Average Interest Rate (%)(5)	1.84		9.13	8.85
Swap JPY	41		37	17	–	–	–	95	–	95	95	95	(9)
ASIA	(2)		(1)	0	–	–	–	(2)	80	(101)	(22)	(2)
JPY	(2)		(1)	0	–	–	–	(2)	80	(101)	(22)	(2)
Fixed Rate	40		40	20	–	–	–	100	80	–	80	100
Average Interest Rate (%)	2.30		2.30	2.30
Swap JPY	(41)		(40)	(20)	–	–	–	(101)	–	(101)	(101)	(101	)(9)
TOTAL	(333)		725	492	10	7	8	909	720	(11)	709	909

(1)	Exchange rate as of December 31, 2008: Ps.3.4537 = U.S.$1.00.

(2)	Total may not sum due to rounding.

(3)	We calculate the fair value as follows:

(a)	U.S. dollar Bonds: the bonds are valued at market price as of December 31, 2008.

(b)	Other dollar financial debt: we calculated the fair value considering the yield curve implicit from the yield to maturity of our bonds due in 2010 and 2011.

The market values indicated may not be indicative of a trend or of values in the mid-term future.

(4)	It is the interest rate of the peso denominated financial assets.

(5)	It is the net average interest rate.

(6)	Bank deposits and mutual fund accounts.

(7)	Excludes Ps.27 million of accrued interest included in bank and financial payables in the Annual Consolidated Financial Statements.

(8)	Net of Ps.275 million of bank time deposits and treasury bills.

(9)	The net book value of Ps.6 million is included in Other receivables in the Annual Consolidated Financial Statements.

Exchange Rate Sensitivity. Since the end of the Convertibility Law, mentioned elsewhere in this Annual Report, almost all of our revenues have been stated in pesos but almost all of our debt has been denominated in foreign currency so we have a current mismatch between our revenues and our financial debt in foreign currency. At present, we have adopted the policy of hedging our exposure to exchange rate risk because of the fluctuation of the value of the peso against foreign currencies and its effect on our debt denominated in foreign currencies. We do not have, however, financial instruments for trading purposes. See “Item 10. Additional Information—Exchange Controls.”  Moreover, our policy does not include holding derivative financial instruments to hedge our exposure to interest rate risk. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Exposure to Foreign Exchange Rates—Hedging Policy.”

See “Item 3. Key Information—Selected Financial Data—Exchange Rate Information” and “Item 4. Information on the Company—Rates.”

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

In September 1999, we entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the yen/U.S. dollar exchange rate in connection with the loan granted by the Export-Import Bank of Japan (currently the Japan Bank for International Cooperation), which had a balance of 2.593 billion Japanese yen as of December 31, 2008. The loan matures in February 2011 and accrues interest at a rate of 2.3% per annum. The swap agreement provides a fixed exchange rate of 104.25 yen per U.S. dollar. The interest rate to be paid to Citibank N.A. during the validity of the loan for the U.S. dollars received is 7.98% per annum. As of December 31, 2008, the amount of the related liability, taking into account the effect of the swap and the additional interest accrued, was U.S.$27 million.

The swap agreement with Citibank establishes typical provisions for this type of transactions, including the acceleration of payment upon the failure to pay financial debts for amounts in excess of 2.0% of our shareholders’ equity.

During 2008 we used foreign currency forward agreements to hedge the risk associated with the exposure to the exchange rate of our financial indebtedness. As of December 31, 2008, we had entered into foreign currency forward agreements with local banks, offsetting at maturity, for a total of U.S. $30 million and euros 10 million. These agreements mature from January to April 2009. The average exchange rate agreed upon for these transactions was Ps.3.5 per U.S. dollar and Ps.5.0545 per euro. These agreements are used to cover short-term U.S. dollar and euro denominated commitments mainly related to our negotiable obligations and commercial debt. As of December 31, 2008, the hedge relationships were deemed to be effective (see Note 2.3.j to our Annual Consolidated Financial Statements).

We also had the equivalent of approximately Ps.342 million, as of December 31, 2008, of trade and other payables denominated in foreign currencies, of which approximately Ps.298 million are U.S. dollar-denominated, as well as approximately Ps.416 million in foreign-currency receivables, investments and bank deposits.

Our results of operations are susceptible to changes in the peso/U.S. dollar exchange rate because our primary assets and revenues are denominated in pesos while substantially all of our liabilities are denominated in dollars. We estimate, based on the current composition of our balance sheet and the fact that our revenues have been pesified and frozen, that for every variation in the exchange rate of Ps.0.10 (plus or minus) against the peso results in a variation, plus or minus, of approximately Ps.31 million in our results considering our foreign currency exposure as of December 31, 2008.

Interest Rate Sensitivity. We make interest payments under such debt instruments periodically during the term of debt through maturity. The table shown above does not reflect any prepayment or refinancing of indebtedness that may occur from time to time.

ITEM 12.                      DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.    Debt Securities

Not applicable.

B.    Warrants and Rights

Not applicable.

C.    Other Securities

Not applicable.

D.    American Depositary Shares

Not applicable.

PART II

ITEM 13.          DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

No events required to be reported have occurred.

ITEM 14.          MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

E.     Use of Proceeds

Not applicable.

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

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(e) under the Securities Exchange Act of 1934. Our internal control system is designed to provide reasonable assurance as to the reliability of the published financial statements under generally accepted accounting principles.

Our management assessed the effectiveness of internal control over financial reporting as of December 31, 2008. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control Integrated Framework. Based on its assessment and those criteria, our management believes that, as of December 31, 2008, our internal control over financial reporting is effective.

We excluded the recently acquired operations and related assets of TDA S.A. from the scope of our assessment of internal control over financial reporting. As of December 31, 2008 and for the period from its acquisition through December 31, 2008, total assets and total revenues subject to TDA S.A.’s internal control over financial reporting represent approximately 2% and 1% of our consolidated total assets and total revenues as of and for the year ended December 31, 2008.

(c) Report of the Independent Registered Public Accounting Firm

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management’s report in this Annual Report.

(d) Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.          [RESERVED]

ITEM 16A.       AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Guillermo Harteneck, member of our Audit and Control Committee, meets the requirements of an “audit committee financial expert,” as defined by the SEC. Mr. Harteneck is an independent director.

ITEM 16B.       CODE OF ETHICS

We have adopted the Rules of Conduct for the Financial and Accounting Departments of the Telefónica Group in Argentina, which are incorporated by reference to our annual report on Form 20-F for the fiscal year ended 2004. On August 8, 2007, we adopted a code of business conduct and ethics (the “Proceeding Principles”), which apply to all Telefónica Group employees. The Proceeding Principles incorporate all components of the code of ethics definitions in Section 406 of the Sarbanes Oxley Act, and consequently our code of ethics for senior officers was replaced by the Proceeding Principles. These rules of conduct can be found at: http://www.telefonica.com.ar/corporativo/investor/codigoetica.asp. The Company will submit a copy of our rules of conduct, without charge, to any person upon written request received at our principal executive office.

ITEM 16C.       PRINCIPAL ACCOUNTANT FEES AND SERVICES

The chart below sets forth the fees for services performed by Ernst & Young related to fiscal years 2008 and 2007, and breaks down these amounts by category of service in millions of pesos in historical amounts:

Total Fees
	Fiscal Year Ended 2008	Fiscal Year Ended 2007
Audit Fees*	Ps.2.06	Ps.1.77
Audit-Related Fees	Ps.0.57	Ps.0.39
Tax Fees**	Ps.―	Ps.―
All Other Fees	Ps.―	Ps.―
Total	Ps.2.63	Ps.2.16

(*)	Fees for audit of financial statements included in our Form 20-F for the corresponding year.

(**)     Ernst & Young did not provide tax services to us.

Audit Fees

Audit fees are fees agreed upon (including related expenses) for the audit of our Annual Consolidated Financial Statements and for the reviews of our quarterly financial statements submitted on Form 6-K, including the review of our Annual Report, other SEC and CNV presentations (such as the offering circulars for the exchange offers and the issuance of new bonds), certification of filings before governmental offices.

Audit-Related Fees

Audit-related fees in 2008 and 2007 include fees related to services not required by any statute or regulation concerning financial accounting and reporting standards.

Tax Fees

Tax fees are paid for advice on tax compliance and tax planning.

All Other Fees

All other fees includes certain advisory services and training services provided.

Pre-Approval Policies and Procedures

Our Board of Directors has established a policy of pre-approval of audit and permissible nonaudit services that shall ensure that the engagement of external auditors preserves their capacity as independent professionals which is inherent in the performance of their functions. In this respect, we acknowledge that good corporate governance principles, which stand as the basis of confidence of shareholders and other investors, include the maintenance of the independence of the accounting auditing firms.

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

ITEM 16D.       EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.        PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.        CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None

ITEM 16G.        DISCLOSURE ABOUT DIFFERENCES IN CORPORATE GOVERNANCE PRACTICES

Directors

 According to NYSE requirements, listed companies must have a majority of “independent” directors. Argentine law does not require a majority of “independent” directors, but requires that at least two independent directors serve on the Audit Committee. As of the date of issuance of this Annual Report, we have three directors on our Audit Committee who qualify as “independent” according to the NYSE rules. We also have two alternate directors who qualify as “independent” directors.

Corporate Governance

 According to NYSE requirements, listed companies must adopt and disclose corporate governance guidelines. Furthermore, the board of directors should conduct a self-evaluation at least annually, and report thereon, determining whether it and its committees are functioning effectively. We recently issued a Corporate Governance report which describes the different corporate governance practices followed by us during 2008 and previous years. Among other practices, our board of directors conducts an annual self-evaluation, determining whether it and its committees are functioning effectively. In addition, we must comply with Decree No 677/01 which establishes a Transparency Regime that incorporates the following principles: full disclosure, transparency, efficiency, protection to investors and equal treatment between investors. We, as a subsidiary of a Spanish company, also follow the Olivencia Code of Good Governance and internal corporate governance rules, such as the Regulations on Information for Markets and Regulations on Registration, Communication and Control of Financial and Accounting Data. Moreover, under Argentine law, the Board’s performance is considered at the Annual Ordinary Shareholder Meeting.

Code of Ethics

Listed companies must adopt and disclose a code of business and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. We have adopted, as required by the Sarbanes Oxley Act, a code of ethics, the Proceeding Principles, which describes the fundamental pillars on which our employees’ conduct should be based and orientated. We also have an Internal Code of Conduct for securities markets issues to prevent insider trading misconduct and to control possible conflicts of interest. We understand that the Proceeding Principles meet all of the NYSE requirements.

Internal Audit Function

Listed companies must maintain an internal audit function to provide management and the audit committee with ongoing assessments of the company’s risk management processes and system of internal control. A company may choose to outsource this function to a third party service provider other than its independent auditor. We have a General Internal Audit Department responsible for internal audit matters and for ensuring the efficiency of the internal audit control process of our different units reporting to our Chairman. This General Internal Audit Department also reports directly to the Audit Committee, thus guaranteeing the adequate performance of all its functions.

Meetings of Non-Management Directors

According to NYSE requirements, the non-management directors must meet at regularly scheduled executive sessions without management. We do not currently have regularly scheduled meetings of the non-management directors. However, we promote special meetings of independent directors to consider important or extraordinary matters.

Nominating/Corporate Governance Committee

Listed companies must have a nominating/corporate governance committee composed entirely of independent directors. Argentine law does not require this committee.

Audit Committee

Listed companies must have an audit committee of a minimum of three independent members. The members of the Audit Committee shall be knowledgeable on finance and accounting, and one member of the Committee shall be considered a financial expert due to his/her knowledge on (i) accounting rules and their application, (ii) analysis, preparation and audit of annual accounts, (iii) understanding of internal proceedings for the preparation and filing of financial information, and (iv) understanding of the functions of the Audit Committee. In case the company does not have a financial expert, the company shall have to explain the reasons thereof. In addition, if an audit committee member simultaneously serves on the audit committees of more than three public companies, and the NYSE listed company does not limit the number of audit committees on which its members may serve, then in each case, the board must determine that such simultaneous service would not impair the ability of such member to effectively serve on the listed company’s audit committee, and disclose such determination in the company’s annual proxy statement and in the company’s annual report.

We have an Audit Committee composed of three independent directors, who are literate in financial, accounting and corporate matters. As mentioned in Item 16.A—Audit Committee Financial Expert, our Audit and Control Committee member Mr. Guillermo Harteneck is an Audit Committee financial expert, as defined by the SEC. This committee’s functions and duties are similar to those required by the NYSE. Furthermore, Argentine law does not limit the number of audit committees on which the members of its Audit Committee may serve. However, our Board of Directors has verified that none of them are simultaneously members of the audit committees of more than three public companies.

Other Committees

We have a Disclosure Committee, which is in charge of the reception, classification and analysis of all corporate information in order to determine which information should be communicated to the markets, in the different ways, terms, and with the scope established in the relevant rules and regulations, whether local or international, applicable to us.

CEO’s Certifications

Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards. According to Argentine law, there is no such requirement, and this provision of the NYSE does not apply to foreign private issuers, such as Telefónica de Argentina S.A.

Notification by the CEO to the NYSE of Non-Compliance with NYSE’s Corporate Governance Rules

Each listed company CEO must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any material non-compliance with any applicable provisions of Section 303A of the NYSE’s Listed Company Manual (Corporate Governance Rules). According to the NYSE, all foreign private issuers, including Telefónica de Argentina S.A., must report to the NYSE when they become aware of a violation of the corporate governance listing standards.

PART III

ITEM 17.          FINANCIAL STATEMENTS

The registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18.          FINANCIAL STATEMENTS

ITEM 19.          EXHIBITS

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

4.9	Preliminary Spin-off and Merger Agreement by and among Telefónica de Argentina S.A., Telefónica Data Argentina and Telefónica Móviles S.A. (English Translation).*****
4.10	Telefónica S.A. Stock Option Agreement, dated June 26, 2001, between Telefónica S.A. and Telefónica de Argentina S.A. (English Translation).*
4.11	Agreement dated May 20, 2003 between TISA S.A. and Telefónica de Argentina S.A. (English Translation).********
4.12	Memorandum of Understanding 2006.*********
4.13	Prospectus for the Merger of Telefónica Data Argentina S.A. into Telefónica de Argentina, dated February 16, 2009 (English Translation)
4.14	Trademark and Domain Name License Between Telefónica S.A. and Telefónica de Argentina, dated September 30, 2008 (English Translation).

Exhibit No.	Description
4.15	Account Agreement between Telefónica de Argentina S.A. and Telfisa Global BV, dated July 28, 2008 (English Translation).
10.1	English translation summary of 2011 Contract and 2007 Extension, each dated September 26, 2006, between Telefónica de Argentina S.A. and IBM de Argentina S.A.**
10.2	English translation summary of Share Purchase Agreement between Telefónica de Argentina S.A. and DATACORP S.A.**
10.3	English translation of Second Amendment to Share Purchase Agreement between Telefónica de Argentina S.A. and DATACORP S.A. ***********
11.1	Rules of Conduct for the Financial and Accounting Departments of the Telefónica Group in Argentina (English Translation).**********
12.1	Section 302 Certification.
12.2	Section 302 Certification.
13.1	Section 906 Certification.

*	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended September 30, 2001.

**	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2006.

***	Incorporated by reference to our Registration Statement on Form F-1 filed with the SEC on October 28, 1993 (Registration No. 33-70982).

****	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended September 30, 2000.

*****	Incorporated by reference to Amendment No. 1 to our annual report on Form 20-F filed with the SEC on April 12, 2001 (Commission File No. 1-12796).

******	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2002.

*******	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003.

********	Incorporated by reference to our Registration Statement on Form F-4 filed with the SEC on May 2, 2003.

*********	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2005.

**********	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2004.

***********	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2007

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TELEFÓNICA DE ARGENTINA S.A.
By:		/s/ Sebastián Minoyetti
	Name:	Sebastián Minoyetti
	Title:	Director of Control Management and Resources

Dated April 16, 2009

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TELEFÓNICA DE ARGENTINA S.A.
By:		/s/ Eduardo Fernando Caride
	Name:	Eduardo Fernando Caride
	Title:	Chairman

Dated April 16, 2009

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Telefónica de Argentina S.A.

1. We have audited the accompanying consolidated balance sheet of Telefónica de Argentina S.A. (the “Company” or “Telefónica”) and its subsidiary as of December 31, 2008, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the year then ended. Additionally, we have audited the accompanying balance sheet of Telefónica as of December 31, 2007, and the related statements of operations, changes in shareholders’ equity and cash flows for the two years in the period ended December 31, 2007; all expressed in constant Argentine pesos (Note 2.2.). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

3. In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Telefónica and its subsidiary as of December 31, 2008, and the consolidated results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles applicable to consolidated financial statements in the City of Buenos Aires, Argentina, and the financial position of Telefónica as of December 31, 2007 and the related results of its operations and its cash flows for the two years in the period ended December 31, 2007, in conformity with generally accepted accounting principles in the City of Buenos Aires, Argentina.  Generally accepted accounting principles in the City of Buenos Aires, Argentina, vary in certain significant respects from U.S. generally accepted accounting principles to the extent summarized in Note 19. to the accompanying financial statements.

Buenos Aires,

March 31, 2009

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.

ROSANA E. SERIO
Partner

TELEFONICA DE ARGENTINA S.A.

CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2008 AND UNCONSOLIDATED
 BALANCE SHEET AS OF DECEMBER 31, 2007 (1)

(amounts stated in millions of Argentine pesos, restated as described in note 2.2.)

	December-08	December-07 (1)
ASSETS
CURRENT ASSETS

Cash (note 3.1.a)	33	15
Investments (notes 20.c) and 20.d)	349	410
Trade receivables (note 3.1.b)	698	590
Other receivables (note 3.1.c)	79	79
Inventories (note 3.1.d)	17	8
Other assets (note 3.1.e)	2	7
Total current assets	1,178	1,109

NONCURRENT ASSETS

Trade receivables (note 3.1.b)	5	-
Other receivables (note 3.1.c)	57	213
Fixed assets (note 20.a)	4,805	4,794
Intangible assets (note 20.b)	176	169
Subtotal noncurrent assets	5,043	5,176
Goodwill (note 3.1.f)	62	-
Total noncurrent assets	5,105	5,176
NET ASSETS FROM DISCONTINUED OPERATIONS (note 3.1.l)	-	5
Total assets	6,283	6,290

LIABILITIES
CURRENT LIABILITIES

Trade payables (note 3.1.g)	935	782
Bank and financial payables (note 3.1.h)	77	509
Payroll and social security taxes payable (note 3.1.i)	249	206
Taxes payable (note 3.1.j)	304	224
Other payables (note 3.1.k)	25	54
Reserves (note 20.e)	38	53
Total current liabilities	1,628	1,828
NONCURRENT LIABILITIES

Trade payables (note 3.1.g)	131	120
Bank and financial payables (note 3.1.h)	1,243	1,212
Payroll and social security taxes payable (note 3.1.i)	132	187
Taxes payable (note 3.1.j)	235	323
Other payables (note 3.1.k)	12	18
Reserves (note 20.e)	353	401
Total noncurrent liabilities	2,106	2,261

NET LIABILITIES FROM DISCONTINUED OPERATIONS (note 3.1.l)	11	-
Total liabilities	3,745	4,089

SHAREHOLDERS' EQUITY	2,538	2,201
Total liabilities and shareholders' equity	6,283	6,290

(1)  See note 2.1.

The accompanying notes 1 to 20 are an integral part of these financial statements.

EDUARDO FERNANDO CARIDE
Chairman

TELEFONICA DE ARGENTINA S.A.

CONSOLIDATED STATEMENT OF OPERATIONS FOR THE FISCAL YEAR ENDED
 DECEMBER 31, 2008 AND UNCONSOLIDATED STATEMENTS OF OPERATIONS
 FOR THE FISCAL YEARS ENDED DECEMBER 31, 2007 AND 2006 (1)

(amounts stated in millions of Argentine pesos,  except for  earnings per share ratio,  restated as described in note 2.2.)

INCOME / (LOSS) FROM CONTINUING OPERATIONS	December-08	December-07 (1)	December-06 (1)
NET REVENUES	4,761	4,186	3,846

COST OF SERVICES PROVIDED (note 3.1.m)	(2,361)	(2,116)	(2,153)
Gross profit	2,400	2,070	1,693

ADMINISTRATIVE EXPENSES (note 20.h)	(452)	(469)	(417)

SELLING EXPENSES (note 20.h)	(1,014)	(771)	(517)

OTHER EXPENSES, NET (note 20.h)	(168)	(417)	(119)
Subtotal	766	413	640

LOSS ON EQUITY INVESTMENTS	-	-	(1)

FINANCIAL INCOME AND HOLDING GAINS/(LOSSES) ON ASSETS (2)
Exchange differences	66	10	5
Interest and financial income	68	81	76
Holding gain/(loss) from government securities	(12)	-	8
Holding gain from financial instruments	37	10	2

FINANCIAL EXPENSE AND HOLDING (LOSSES) ON LIABILITIES (3)
Exchange differences	(182)	(77)	(41)
Interest and financial charges	(191)	(337)	(341)
Holding loss from financial instruments	(4)	(4)	(8)
Other	(6)	(6)	(9)
Net Income before income tax	542	90	331

INCOME TAX (note 2.3.k)	(205)	(18)	(112)
Net Income for the fiscal year from continuing operations	337	72	219
INCOME FROM DISCONTINUED OPERATIONS (4)
Income from disposition, net of tax effects (5)	-	-	3
Net Income for the fiscal year from discontinued operations	-	-	3

Net Income for the fiscal year	337	72	222

Earnings per share from continuing operations (6)	0.0483	0.0103	0.0155
Earnings per share from discontinued operations (6)	-	-	0.0002
Earnings per share for the fiscal year (6)	0.0483	0.0103	0.0157

Earnings per ADS from continuing operations (6)	1.9301	0.4124	1.2543
Earnings per ADS from discontinued operations (6)	-	-	0.0172
Earnings per ADS for the fiscal year (6)	1.9301	0.4124	1.2715

Weighted average number of shares (7)	6,984,200,296	6,984,200,296	14,131,046,354
Weighted average number of ADS (7)	174,605,007	174,605,007	174,605,007

(1)	See note 2.1.
(2)	Mainly related to current investments, trade receivables and other receivables.
(3)	Mainly related to trade, bank and financial, taxes, other payables and reserves.
(4)	See note 2.3.m).
(5)	In 2006, includes 2 million corresponding to the tax effect resulting from the disposition.
(6)	Basic and diluted earnings per share and American Depositary Shares (“ADS”) are the same, as there are no outstanding options to purchase shares. Amounts stated in Argentine pesos (see note 2.3.n).
(7)
For calculation purposes, as of December 31, 2006, the Company has given retroactive effect to the change in the face value of the Company’s shares resulting from the capital stock transaction described in note 6.

The accompanying notes 1 to 20 are an integral part of these financial statements.

EDUARDO FERNANDO CARIDE
Chairman

TELEFONICA DE ARGENTINA S.A.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008 AND UNCONSOLIDATED STATEMENTS OF CHANGES IN

SHAREHOLDERS' EQUITY FOR THE FISCAL YEARS ENDED DECEMBER 31, 2007 AND 2006 (1)

(amounts stated in millions of Argentine pesos, restated as described in note 2.2.)

	CAPITAL STOCK (2)
	Nominal Value
ACCOUNT	Outstanding shares	Comprehensive adjustment to capital stock	Subtotal	Legal Reserve (2)	Reserve for Future dividends (2)	Retained earnings (Accumulated deficit) (2)	TOTAL

Balance as of December 31, 2005	1,746	2,135	3,881	416	1,626	(2,968)	2,955

Appropriation of accumulated deficit as approved by the General Ordinary and Special Shareholders’ Meeting held on April 21, 2006 (see note 6.)	-	(926)	(926)	(416)	(1,626)	2,968	-

Voluntary capital stock reduction as approved by the General Special Shareholders’ Meeting held on September 7, 2006 (see note 6.)	(1,048)	-	(1,048)	-	-	-	(1,048)

Net income for the fiscal year ended December 31, 2006	-	-	-	-	-	222	222
Balance as of December 31, 2006	698	1,209	1,907	-	-	222	2,129

Appropriation of retained earnings as approved by the General Ordinary and Special Shareholders’ Meeting held on April 24, 2007 (see note 6.)	-	-	-	11	211	(222)	-

Net income for the fiscal year ended December 31, 2007	-	-	-	-	-	72	72
Balance as of December 31, 2007	698	1,209	1,907	11	211	72	2,201

Appropriation of retained earnings as approved by the General Ordinary and Special Class A and Class B Shareholders’ Meeting held on April 21, 2008 (see note 6.)	-	-	-	4	68	(72)	-

Net income for the fiscal year ended December 31, 2008	-	-	-	-	-	337	337
Balance as of December 31, 2008	698	1,209	1,907	15	279	337	2,538

(1)	See note 2.1.
(2)	See note 6.

The accompanying notes 1 to 20 are an integral part of these financial statements.

EDUARDO FERNANDO CARIDE
Chairman

TELEFONICA DE ARGENTINA S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS (1)
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008
AND UNCONSOLIDATED STATEMENTS OF CASH FLOWS (1)
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2007 AND 2006 (2) (9)

(amounts stated in millions of Argentine pesos, restated as described in note 2.2.)

	December-08	December-07 (2)	December-06 (2)
Cash and cash equivalents at end of year (3)	382	118	249
Cash and cash equivalents at beginning of year (3)	118	249	338
Increase (Decrease) in cash and cash equivalents	264	(131)	(89)
CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
Net income for the fiscal year	337	72	222
Adjustments to reconcile net income for the fiscal year to net cash provided by operating activities:
Income from discontinued operations (7)	-	-	(3)
Foreign exchange differences (4)	146	69	36
Fixed assets depreciation	943	984	989
Material consumption	64	56	51
Intangible assets amortization	56	84	75
Cost of services provided	18	11	13
Holding (gain)/loss from financial instruments	(33)	(6)	6
Holding loss/(gain) from government securities	12	-	(8)
Increase in allowance and accruals, net of reversals (5)	130	190	216
Income tax	205	18	112
Loss on equity investments	-	-	1
Net book value of fixed assets retired	3	5	3
Net book value of other assets retired (8)	5	-	1
Interest and financial charges, net	73	152	203
Changes in assets and liabilities:
Trade receivables	7	(214)	(115)
Other receivables	(4)	6	29
Current investments	303	(254)	-
Inventories	(15)	(16)	(13)
Trade payables	(194)	49	67
Payroll and social security taxes payable	(30)	248	43
Taxes payable	5	81	31
Other payables	(33)	(3)	2
Payment for discontinued operations (7)	-	(24)	(11)
Collected interests	23	21	15
Contingencies payment	(123)	(87)	(59)
Payment of minimum presumed income tax	(35)	(35)	(37)
Cash flows provided by operating activities	1,863	1,407	1,869
Cash flows used in investing activities:
Fixed assets purchases (6)	(699)	(530)	(414)
Proceeds from disposition of Telinver S.A.	-	-	210
Increase in intangible assets	(62)	(63)	(80)
Acquisition of Telefónica Data Argentina S.A. (“TDA S.A.”), net of cash acquired (10)	(179)	-	-
Cash flows used in investing activities	(940)	(593)	(284)
Cash flows used in financing activities:
Net short-term loans	40	-	74
Repayments of loans	(492)	(723)	(469)
Interest paid	(127)	(216)	(241)
Payment of voluntary capital stock reduction	-	(6)	(1,038)
Cash flows used in financing activities	(659)	(945)	(1,674)
Increase (Decrease) in cash and cash equivalents	264	(131)	(89)

(1)
Cash and cash equivalents with original maturities not exceeding three months are considered to be cash and cash equivalents which totaled: (i) 33 million and 349 million, respectively, as of December 31, 2008; (ii) 15 million and 103 million, respectively, as of December 31, 2007, (iii) 23 million and 226 million, respectively, as of December 31, 2006, and (iv) 22 million and 316 million, respectively, as of December 31, 2005.

(2)	See note 2.1.
(3)
In 2008 and 2007, cash and cash equivalents at beginning and at end of year, respectively, do not include 307 million related to discount bond, Gross Domestic Product (“GDP”) related securities, negotiable obligations of Telefónica Móviles Argentina S.A. (“TMA S.A.”) and restricted assets. In 2007, cash and cash equivalents at beginning of year do not include 45 million related to discount bond, GDP-related securities and PRO 13 bond. In 2006, cash and cash equivalents at beginning of year do not include 25 million related to discount bond and GDP-related securities.

(4)	In 2008 and 2007, net of 30 million and 2 million, respectively, related to the exchange differences originated by cash and cash equivalents denominated in foreign currency.
(5)	In 2008 and 2007, it does not include the increase of the allowance of deferred tax assets.
(6)	In 2008, 2007 and 2006 net of 143 million, 97 million and 74 million, respectively, financed by trade payables.
(7)	In 2007 and 2006, cash flows used in discontinued operations amount to 24 million and 11 million, respectively. (See note 14.).
(8)	Included in “Other expenses, net” of the statement of operations.
(9)	Prepared consistently with International Accounting Standard No. 7.
(10)	Net of 18 million corresponding to increase in cash and cash equivalent by acquisition of TDA S.A. See note 18.

The accompanying notes 1 to 20 are an integral part of these financial statements.

EDUARDO FERNANDO CARIDE
Chairman

TELEFONICA DE ARGENTINA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008 AND
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2007 AND 2006

Amounts stated in millions of Argentine pesos (except where expressly indicated that figures are stated in Argentine pesos or other currency)

1.	OPERATIONS OF TELEFONICA

Telefónica de Argentina S.A. (“Telefónica”) holds a license for an unlimited period of time to provide Basic Telephone Services to the Southern Region of Argentina (the “Southern region license”), which was exclusive until late 1999.

Additionally, Telefónica holds a license agreement from the Secretary of Communications (“S.C.”) for an unlimited period of time, to provide local and domestic and international long-distance telephone services and telex services in the Northern region of the country. Telefónica’s obligations under this license mainly relate to service quality and coverage of the areas to be serviced.

On June 9, 2000, the Federal Executive Power (“PEN”) issued Decree No. 465/00 which provided the complete deregulation of the telecommunications market as from November 9, 2000.

On September 3, 2000, the PEN issued Decree No. 764/00 which, in the context of such deregulation, approved the Rules for Licenses for Telecommunication Services, for the Interconnection, for the Universal Service and for the Management and Control of Radioelectric Spectrum. These rules constitute the current regulatory framework applicable to Telefónica. On September 19, 2000, Telefónica filed a reconsideration petition against certain specific issues of Decree No. 764/00. The Court has not ruled on this issue.

On April 3, 2008, the PEN issued Decree No. 558/08 which replaces Exhibit III to Decree No. 764/00 concerning the Universal Service Regulations and creates the Trust Fund for the Universal Service (see note 13.).

In December 2008, Telefónica acquired 100% of the capital stock of TDA S.A., a company dedicated to telecommunication services supply, either by its own or on behalf of third parties (see note 18.).

Telefónica’s short-term strategy has been to adapt its business plans to address the challenges and risks presented by the 2002 Argentine economic crisis. Therefore, Telefónica has focused on the renegotiation of the agreement with the government and has been taking certain steps to moderate the effects of the imbalance between changes in revenues and costs caused by the significant increase in the prices of supplies and the cost of technology–related investments usually required by the Company’s business, and the situation affecting service rates described in note 9.1. Some of these measures include: i) capital expenditure controls, ii) operating cost reduction, iii) increased collection rates and, iv) debt renegotiation and cash management.

The relationship between variables determining revenues and expenses was affected as a result of the conversion into pesos and freezing of Telefónica’s tariffs within the context of a potentially inflationary economy and may continue to be mismatched depending upon the regulatory framework to be designed by the Argentine Government in the future. The Transfer Contract as defined below provides mechanisms to re-balance the relation between the variables that determine revenues and costs (including investments), i.e., the so-called "economic and financial equation" upon the occurrence of certain circumstances (see note 9.). As mentioned in note 2.5., the Public Emergency and Foreign Exchange System Reform Law established the conversion into pesos of originally US dollar-denominated utility tariffs previously agreed upon in US dollars at the US$1.00 to AR$1.00 exchange rate and authorized the PEN to renegotiate agreements. Given this framework, on February 15, 2006, the Renegotiation and Analysis of Public Utilities Agreements Unit (“UNIREN”) signed, on behalf of the Federal Government and together with Telefónica, a Memorandum of Understanding (the "Memorandum of Understanding 2006") which seeks a commitment to establish in the future a stable legal framework maintaining the legal conditions set forth in the Transfer Contract and the rules in force as of the date of such memorandum.

Since 2005, the evolution of the main argentine macroeconomic variables after the economic crisis of years 2001-2002 showed positive signals such as growth of the economy, stabilization of the exchange rate and inflation. Therefore, in the opinion of Telefónica’s Management, there is greater certainty in the operating and economic environment due to, among other factors, the relative stabilization in the peso equivalent amounts of its foreign currency denominated debt, the financing already obtained and the gradual reduction of its financial debt. To date, there is a new international scenario of instability in the financial markets which in the opinion of Telefónica’s management should not have a significant impact on Telefónica’s future operations, and the future development of which will be monitored by Telefónica.

Although Telefónica has adopted the above-mentioned measures to mitigate the effects of changes in its business resulting from the issue described in the above paragraphs, and certain indicators of the Argentine economy have been showing favorable signals, the future operating conditions and characteristics might not continue to be stable to the extent that in the event of new developments in local and/or international economic context, the regulatory framework may fail to establish the rules to allow reinstating the balance of the variables that constitute Telefónica’s economic and financial equation (see note 9.).

2.        SIGNIFICANT ACCOUNTING POLICIES

2.1.	Consolidated financial statements

As a consequence of TDA S.A. acquisition in December 2008 as described in note 18., Telefónica presents consolidated financial statements for the present fiscal year ended December 31, 2008, which have been prepared considering TDA S.A. balance sheet as of that date, and its operations and cash flows from the date of the acquisition through December 31, 2008. The information presented for comparative purposes as of and for the fiscal years ended December 31, 2007 and 2006, relates to Telefónica on unconsolidated basis.

Telefónica’s consolidated financial statements have been prepared in accordance with Technical Resolution (“TR”) No. 21 of the Argentine Federation of Professional Council in Economic Sciences (“FACPCE”) applicable to consolidated financial statements and the National Securities Commission (“CNV”) pertaining regulations.

In accordance with generally accepted accounting principles and current Argentine legislation, the presentation of the parent company’s unconsolidated financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the unconsolidated financial statements. For the purposes of these financial statements, unconsolidated financial statements as of and for the fiscal year ended December 31, 2008 have been omitted since they are not required for SEC reporting purposes.

All references in these financial statements as “the Company” are related to Telefónica and its consolidated subsidiary TDA S.A.

Telefónica’s interest in TDA S.A. capital stock as of  December 31, 2008 is as follows:

		Subscribed capital stock
Company	Main Business	Nominal Value	% of votes

TDA S.A.	Telecommunication services supply, integral advice and consulting services in telecommunication systems and information technologies.	325,689,362 (1)	100

(1)   Corresponds to the total capital stock of TDA S.A. See note 18.

2.2.	Presentation of financial statements in constant Argentine Pesos

Until March 31, 2002, the Company’s financial statements have been prepared recognizing the effects of changes in the purchasing power of money only through August 31, 1995, (maintaining the restatements recorded until that date), by the restatement of amounts into constant pesos, by means of the application of the restatement method in constant currency as set forth by the FACPCE in effect as of that date. Effective September 1, 1995, for professional accounting principles approved by the Professional Council in Economic Sciences of the City of Buenos Aires (“CPCECABA”) (“Argentine GAAP”) purposes, and considering the economic stability conditions at that moment, and according to the requirements of the CNV, the Company discontinued application of the restatement method. This accounting criterion was accepted by Argentine GAAP until December 31, 2001.

In 2002, as a result of new inflationary conditions, and changes to the Argentine economic model resulting from the enactment of the Public Emergency and Foreign Exchange System Reform Law, the CPCECABA approved the reinstatement of inflation accounting in financial statements for fiscal years or interim periods ending as from March 31, 2002 in accordance with Argentine professional accounting principles, and provided that all recorded amounts restated by changes in the general purchasing power until the suspension of such adjustments and any other amounts originated in transactions during the stability period are to be considered stated in the currency of December 2001.

Presidential Decree No. 1,269/02 and later CNV Resolution No. 415/02, reestablished the requirement of presentation of financial statements in constant currency. Nevertheless, in 2003, Presidential Decree No. 664/03 and the later Resolution No. 441/03 of the CNV set forth again that as from March 1, 2003, the restatement of financial statements in constant currency should be discontinued.

However, the CPCECABA discontinued the application of the method that required restatement into constant currency as from October 2003. In accordance with the above-mentioned, the financial statements of the Company as of December 31, 2008, 2007 and 2006 have been prepared recognizing the effects of variations in the purchasing power of the Argentine peso until February 28, 2003 (restated according to changes in the Argentine wholesale price index published by the Argentine Institute of Statistics and Census (“INDEC”)) in compliance with the regulations issued by the PEN and the CNV (the accumulated effect on that index between January 1, 2003 and September 30, 2003 was a 1.4% decrease). The effect on the Company’s shareholders’ equity as of December 31, 2008, 2007 and 2006 and on results for the fiscal years  then ended of not restating figures until September 30, 2003 is not significant.

2.3.	Valuation methods

The Company applied the valuation criteria established by CNV regulations, which, in their application to the transactions and the balances included in these financial statements, do not differ significantly from the valuation criteria established by Argentine GAAP.

The preparation of financial statements in conformity with Argentine GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of these financial statements and the reported amounts of revenues and expenses during each fiscal year. Final results may differ from those estimated by the Company’s management.

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

b) Investments:

Mutual funds: stated at their net realization value as of fiscal year-end.

Government securities and Negotiable Obligations of other companies: they were stated at their net realization value as of fiscal year-end, in accordance with Telefónica’s intended use. Foreign-currency denominated amounts were valued at the foreign exchange rate applicable to their settlement in effect as of each fiscal year-end, in accordance with Telefónica’s intended use.

The investment in E-Commerce Latina S.A. as of December 31, 2006 has been stated at its estimated recoverable value. On January 17, 2007, Telefónica sold its equity interest in E-Commerce Latina S.A. (see note 5.).

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

Receivables and payables arising from financing leases have been valued at present value of the minimum payments computed at the interest rate implicit in the leases of the related assets and liabilities (see note 16.).

Debt refinancing costs incurred in connection with the issuance of negotiable obligations, are amortized by the straight-line method as from the issuance date to the maturity of such negotiable obligations and are disclosed net of the related financial payables.

Trade receivables: includes services provided and net positions with foreign carriers, both billed and accrued and unbilled as of the end of each fiscal year, the latter being determined based upon information about actual consumption, subsequent billings and estimates using real historical data.

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

Services received from IBM Argentina S.A. (“IBM”): since baseline services committed to be rendered by IBM over the term of the different contracts will be received by Telefónica in uniform quantities over their term, the baseline service total original cost is accrued based on the straight line method over the term of the service. The balance included in “Other payables” as of December 31, 2008 and 2007 includes (see note 8.1.):

a)
The balance of the decreasing monthly installments paid to IBM as of each fiscal year-end less the cost accrued on the straight-line method basis over the term of the agreements as of each of fiscal year-end. Service costs renegotiations as agreed upon between the parties are accrued and recorded in the Telefónica’s statement of operations on the fiscal year in which the services affected by such renegotiations were accrued.

b)
Deferred results: due to the interdependence of the terms of the original agreement for outsourcing of the service to IBM and sale to IBM of the related equipment, and the repurchase obligation assumed, Telefónica did not recognize any gain from the sale of the assets as of the transfer date, or a loss for the difference between the repurchase obligation and the market value of the assets to be repurchased and, so, the net result of the initial agreement has been deferred and amortized ratably over the term of the service of the above mentioned agreement as an adjustment to the cost accrued for the services mentioned in a). In addition, the loss resulting from the difference between the repurchase obligation and the market value of the assets to be repurchased in connection with the renegotiations described in note 8.1 has been deferred and amortized ratably over the term of the new agreements as part of the cost accrued for the services therein included.

The rights of use links have been valued at acquisition cost restated as indicated in note 2.2. and are accrued by the straight-line method over the duration of the term of the rights 15 years.

Universal Service contribution (see note 13.): the Company calculates the charge for the Universal Service contribution, consisting of 1% of revenues from telecommunications services, net of automatic deductions provided by the related regulation and rules of the National Communications Commission (“CNC”), and in accordance with the Company’s estimates of the amounts payable during each fiscal year, based on current regulations. If resulting from the above calculation, in a balance payable, such net amount is booked as a reserve. All deductions and subsidies that must first be pre-approved by the regulatory entity will be booked by the Company as receivable in the fiscal year in which they will probably be reimbursed by such entity and can be valued with certainty.

Pre-retirement agreements and early retirement plans: the Company values its obligation in relation to these plans at the present value of the payments agreed as of the fiscal year-end. In addition, with respect to the pre-retirement plan as of December 31, 2007, Telefónica valued its implicit obligation as of that date considering the costs directly arising from the financial conditions of the plan and the estimation of the number of employees that Telefónica considered would likely accept the plan (see note 17.).

Performance Share Plan (PSA): this plan is valued on the basis of the fair value of the securities to be delivered calculated on the date on which the rights are granted. Such cost is accrued on a straight-line basis during the fiscal year in which the services are rendered by the Executives. The fair value amounts to Euro 6.4, Euro 7.7 and Euro 8.4 per share for the first, second and third cycle, respectively. These amounts are the best benchmark of the fair value of the rights delivered to Executives, as they correspond to actual market transactions (see note 17.).

Social Security Plan for Executives (PSD): the liability resulting from the social security plan for Executives is valued based on the amounts that the Company agreed to contribute as of each fiscal year-end. Such cost is accrued during the fiscal year in which the benefit is granted and the services are rendered by the Executives. All changes are recognized in the fiscal year in which they are approved (see note 17.).

d) Inventories:

Equipment and supplies for sale (including telephone accessories and prepaid cards) have been accounted for at the replacement cost up to the limit of their estimated realizable value.

Inventories are accounted for net of the allowance for impairment in value and slow turnover, determined based on inventory recoverability analysis at the end of each fiscal year.

e) Other assets:

Other assets include buildings no longer used for Telefónica’s operations and intended for sale. The carrying book value has been recorded at restated cost as described in note 2.2., if applicable, which does not exceed its net recoverable value.

f) Fixed assets:

The Fixed assets have been valued at cost restated as described in note 2.2. and depreciated by the straight-line method over their remaining useful lives. When the construction of works in progress extends over a substantial period of time, its value includes the cost of financing by third parties related to the investment during the construction period until such time as the asset is ready to be used for a productive purpose. During the fiscal year ended December 31, 2006, interest in work in process was capitalized for 9 million. As of December 31, 2008, 2007 and 2006, the residual value of cumulative capitalized interest on fixed assets is 263 million, 318 million and 384 million, respectively.

For fixed assets whose operating condition warrants replacement earlier than the end of the useful life assigned by the Company to the fixed asset category, the Company calculates the depreciation charge based on the adjusted remaining useful life in accordance with the related asset replacement plan.

Telefónica habitually uses third-party sites to install its transmission equipment. Telefónica maintains a liability at present value to reflect the removal of assets installed at third-party sites whose counterpart consists in an increase in the value of the related fixed asset, which is depreciated on the basis of the estimated useful life of such asset.

The Company’s fixed assets were assessed for impairment based on their recoverable value on the basis of Company management’s best estimate of future discounted cash flows of its telecommunications business, considering current information and future telephone service rates estimates.

In fiscal year 2006, TDA S.A. recorded an allowance for impairment in value of fixed assets amounting to 27 million as of December 31, 2008. This allowance originated a deferred tax asset that amounts to 9.3 million as of December 31, 2008.

In periods subsequent to the recording of the impairment, TDA S.A. will analyze the suitability of reversing it, to the extent that changes in estimates made to determine recoverable values are verified. In such case, the accounting measurement of the asset or group of assets will be increased to the lower of: a) the accounting measurement that the asset or group of assets would have had if the allowance for impairment had never been recognized; and b) its recoverable value. The value of TDA S.A. fixed assets net of the allowance of impairment previously mentioned does not exceed their recoverable value, calculated on the basis of TDA S.A. Management’s best estimate of future discounted cash flows, considering current information.

The Company has monitored the evolution of the macroeconomic variables that affect its business and, from time to time, it has adjusted its projections based on the latest trends. Considering the operational strategies available for possible scenarios, in the opinion of the Company’s management, it will generate future cash flows sufficient to recover the fixed assets amounts. Notwithstanding the foregoing, as explained in note 9.1., the Company will continue to monitor the projected situation and will assess the effect of any new future developments.

g) Intangible assets:

The trademarks have been valued at acquisition cost restated as described in note 2.2.

The license related to the data transmission business, including authorization to use the “B” Band, has been restated as described in note 2.2. and is amortized under the straight-line method over a 10-year term.

Licenses related to the use of invoicing software: have been valued at their cost, depreciated by the straight-line method over a 36-month period.

The non-competition clauses have been valued at acquisition cost and are amortized under the straight-line method over the term of such agreements.

IT applications and information systems have been valued at cost restated as described in note 2.2., if applicable, depreciated by the straight-line method over their remaining useful lives.

The client portfolio has been valued at acquisition cost and depreciated by the straight-line method over a 4-year period.

Intangible asset carrying value as of December 31, 2008 does not exceed recoverable value.

h) Goodwill:

Consisting of:

1)	Positive goodwill from the acquisition of TDA S.A.

According to the purchase method as described in TR No. 21 of the FACPCE, as part of the procedure for distributing the cost amongst the assets and liabilities of the acquired entity, all the assets and liabilities of the acquired entity shall be identified, as of the date of acquisition, including those not previously recognized by the acquired entity for not meeting the requirements established by Section 4 of TR No. 16. Regarding the acquisition of capital stock of TDA S.A., Telefónica has identified certain intangible assets that had not been previously recognized in TDA S.A.’s books considering the conditions previously mentioned. Given that as of the date of issuance of these financial statements Telefónica is evaluating the information necessary to determine the current value of such intangible assets at the time of the acquisition and subsequently, their recognition as a separate asset, Telefónica has recorded such capital stock acquisition temporarily considering that the mentioned intangible assets are a part of goodwill until the mentioned evaluation is completed, in accordance with Section 1.3.1.2. of TR No. 21.

Consequently, the goodwill value corresponds to the difference between the acquisition cost and the fair value of TDA S.A.’s identifiable net assets at the time of the capital stock acquisition, as mentioned above. Telefónica has determined that such goodwill has an indefinite useful life as it considers that there is no foreseeable limit on the period during which it will generate earnings for Telefónica.

2)	Positive goodwill from the acquisition of Telecomunicaciones y Sistemas S.A. (“TYSSA”), net of gains/losses from intercompany transactions, which has been restated as described in note 2.2.

3)	Positive goodwill from the acquisition of Adquira by TDA S.A.

As positive goodwills related to TYSSA and Adquira mentioned in 2) and 3) above, do not have a defined useful life that would allow to estimate a systematic method in order to calculate their amortization, considering the time extent during which they will generate earnings for TDA S.A. and in accordance with professional accounting standards, their amortization was discontinued in the period ended on March 31, 2006.

The recoverability of the book value of the goodwills as of December 31, 2008 is based on the Company management’s best estimate of discounted future cash flows considering available information. The Company’s management has monitored the evolution of the macroeconomic variables that affect the business and, from time to time, it has adjusted the projections based on the latest trends. In the case of TDA S.A.’s acquisition, Telefónica has considered TDA S.A.’s available operating strategies and the merger transaction mentioned in note 18. In the opinion of the Company’s management, future cash flows will be obtained to recover the amounts booked as goodwill. Notwithstanding the foregoing, the Company’s management will continue to monitor the projected situation and will asses the effect of any new future developments.

i) Reserves:

During the normal course of business, the Company is subject to several labor, commercial, tax and regulatory claims. While all such actions are being contested, the outcome of such individual matters is not predictable with certainty. Charges have been recorded for contingencies where it is probable that the Company will incur a loss. The amount of loss, including accrued litigation fees at the end of the fiscal year, is based on the Company management’s assessment of the likelihood of occurrence taking into account legal counsel’s opinion regarding the matter. As of December 31, 2008, the amount booked for reserves is 391 million (see note 10.).

j) Financial instruments:

Telefónica uses currency swaps which, in the context of the Convertibility Law between the U.S. dollar and the Argentine peso, were intended to eliminate the variability in the cash flows of its debts denominated in yen, and to reduce fluctuations in the exchange rate between the yen and the U.S. dollar so that, Telefónica can ensure a fixed exchange rate between the yen and the U.S. dollar for these obligations, paying a fixed percentage for the coverage. As of December 31, 2008 and 2007, the hedge relationships were deemed to be ineffective because of the devaluation of the peso and the freezing of Telefónica tariffs.

In addition, Telefónica uses currency forward agreements in order to eliminate variability in the cash flows of its indebtedness in U.S. dollars and in euros in relation to the Argentine peso. Telefónica valued its hedged obligations at the prevailing exchange rate and separately recognized the financial instruments at their estimated market value. As of December 31, 2008 and 2007 the hedge relationships were deemed to be effective.

k) Income tax and tax on minimum presumed income:

The Company records income tax by applying the deferred method. Deferred tax assets result from the temporary differences arising from allowances, accruals, financial charges that are not yet deductible for tax purposes and tax loss carryfowards. Deferred tax liabilities result mainly from temporary differences between the carrying amount restated as described in note 2.2. and the value for tax purposes of fixed assets, mainly due to the effect of the restatement applied to fiscal years 2002 and 2003, due to different depreciation criteria and to the treatment of capitalized interest.

In order to book the temporary differences, the Company applied the liabilities method, which establishes the determination of net deferred tax assets or liabilities based on temporary differences charged to the “Income tax” caption in the statement of operations.

In August 2005, the CPCECABA approved Resolution CD No. 93/2005, whereby it introduced a series of changes to its professional accounting standards, among others the option to recognize, the difference between the adjusted for inflation book value of fixed assets (and other non-monetary assets) and their taxable basis as a temporary difference. On December 29, 2005, and January 26, 2006, the CNV approved General Resolutions No. 485/05 and 487/06, whereby it approved, with a few amendments, the above-mentioned CPCECABA resolution.

The Company has adopted the option to recognize the difference between the adjusted for inflation book value of fixed assets (and other non-monetary assets) and their taxable basis as a temporary difference for deferred tax purposes. As of December 31, 2008 and 2007, the resulting deferred tax liabilities amount to 531 million and 641 million, respectively.

As of December 31, 2008 TDA S.A. carries a general tax loss carryforward balance of approximately 9 million (3 million at a 35% tax rate), which could be applied to offset future income tax charges until 2012.

The Company’s management evaluates the recoverability of deferred tax assets based on estimates. Ultimately, the recoverability of deferred tax assets depends upon the Company’s ability to generate enough taxable income during the periods in which these temporary differences are expected to be deductible.

Considering their estimates, the Company’s management takes into account the reversal time period of deferred tax liabilities, projected taxable income and tax planning strategies. This assessment is based on a series of internal forecasts updated to reflect current trends. In accordance with accounting principles in force, the Company must recognize deferred tax assets when future deductibility is likely. As of December 31, 2008 and 2007, based on the information and projections available as of those dates and considering the reversal of deferred tax assets and liabilities and the variables affecting future taxable income, including the renegotiation of the Argentine debt, the foreign exchange rate, inflation for the coming years, and the reduction in foreign currency debt of Telefónica, the Company estimates that the deferred tax assets will probably be recovered, except for the specific tax loss carryforward balance.

The following table presents the components of the Company’s deferred tax balances:

	December 31, 2008	December 31, 2007 (2)
Deferred tax assets

Income tax on general tax loss carryforwards	3	-
Income tax on specific tax loss carryforwards resulting from the disposal of shares (1)	5	5
Allowance for doubtful accounts	62	56
Accrual for reserves and other non-deductible allowances and accruals	322	370
Other	10	11
	402	442
Allowance for specific tax loss carryforwards	(5)	(5)

Subtotal	397	437

Deferred tax liabilities

Other receivables	(2)	(2)
Fixed and intangible assets	(615)	(743)
Dismissal accrual for tax purposes	(13)	(13)
Other liabilities	(2)	(2)

Subtotal	(632)	(760)
Total deferred tax liabilities, net	(235)	(323)

(1)   Relates to 15 million of specific tax loss carryforward maturing in 2012.
(2)   See note 2.1.

The following is the reconciliation of the income tax amount resulting from the application of the related tax rate on net income before tax and the amount charged to the statement of operations for the fiscal years ended December 31, 2008, 2007 and 2006:

	December 31, 2008	December 31, 2007 (2)	December 31, 2006 (2)
Net income before tax at statutory income tax rate	190	32	116

Net non-taxable results	(1)	(19)	(4)

Allowance of deferred tax assets (1)	16	5	-
Total	205	18	112

(1)   In 2008 includes 16 million disclosed under the caption “Net liabilities from discontinued operations”. See note 3.1.l).
(2)   See note 2.1.

The Company is no longer subject to new income tax examinations by tax authorities for years before 2001. Fiscal year 2002 and beyond remain subject to examination by the Argentine Tax Authorities (“AFIP”).

Whenever applicable, the Company will recognize any interest and penalties related to uncertain tax positions as financial expenses. The Company’s management does not believe there will be any material changes related to uncertain tax positions over the next twelve months.

Additionally, the Company calculates minimum presumed income tax by applying the effective tax rate of 1% on certain production assets valued according to the tax regulations in effect as of the end of the fiscal year. This tax is supplementary to income tax. The Company’s tax liabilities for each fiscal year will be the higher of these two taxes. However, if the minimum presumed income tax exceeds income tax during one fiscal year, such excess may be computed as prepayment of any income tax excess over the minimum presumed income tax that may arise in the next ten fiscal years. Telefónica has determined a minimum presumed income tax charge for the fiscal year ended December 31, 2008 of 35 million, which will be computed as a prepayment  of income tax. TDA S.A. has determined a minimum presumed income tax charge for the fiscal year ended

December 31, 2008 of 4 million, which is recorded under the caption “Other noncurrent receivables”.

As of December 31, 2008, Telefónica maintains 192 million as minimum presumed income tax capitalized from previous fiscal years, which were disclosed net of income tax provision included in “Current taxes payable”. Additionally, as of December 31, 2008, TDA S.A. maintains 20 million (including the 4 million above-mentioned) as minimum presumed income tax capitalized and has recorded an allowance of 1 million as it considers that such amount is not recoverable. TDA S.A.’s Management has estimated that the net balance of 19 million of minimum presumed income tax is recoverable based on its tax projections and the legal terms to compute it as prepayment. The balance of 19 million was included under the caption “Other noncurrent receivables” and might be computed as a prepayment as follows:

Maturity year	Amounts in million of pesos

2009	1
2010	1
2011	2
2012	2
2013	1
2014	2
2015	2
2016	2
2017	3
2018	4
20
Allowance on minimum presumed income tax	(1)
19

l) Shareholders' equity accounts:

Shareholders' equity accounts have been restated, if applicable, as described in note 2.2. except for “Capital stock – Nominal value – Outstanding shares”, which is stated at its original amount. The adjustment required to restate this account in constant Argentine pesos (see note 2.2.) is included in the “Comprehensive adjustment to capital stock”.

m) Statements of operations captions:

-     Revenues and expenses are charged to income on an accrual basis. Telefónica recognizes income from fixed telephony services (local and long-distance and access to the network, among others) based on the use of the network. Charges from the installation of new telephone lines are recorded as income in the term related to the estimated remaining average life of the relation with the customer and the costs associated with these charges are recorded as expenses in the term related to the estimated useful life of the related fixed assets.

-     The Company recognizes income from sales of equipment when such equipment is delivered and accepted by its customers. For contracts where the Company provides customers with an indefeasible right to use network capacity, the Company recognizes revenue ratably over the term of the stated life of the agreement. In addition, the effects of the adjustment of prices agreed upon with customers in relation to services rendered are recognized when all necessary conditions are met to consider them as revenues.

-     The revenues and costs related to the data transmission service (national Virtual Private Networks, satellite services, among others) are recognized in the period in which the services are rendered. Consulting services are recognized considering the percentage of completion of the related contracts or projects and the acceptance by the customer.

-     As of each fiscal year-end, the Company had agreements with the following resellers or distributors:

i)
Other operators of telecommunication services, such as (1) local and/or long-distance providers, (2) cellular and PCS licensees, and (3) other minor providers of telecommunication services related to interconnection services that primarily include access, termination and long-distance transport of calls. The interconnection traffic is principally calculated on a per minute usage basis. Additionally these agreements usually include point-to-point leased circuits out of which the Company collects fees from installation and monthly charges. Fees from installation are collected only once. The Company collects monthly charges depending on: (i) type of line, (ii) bandwidth, (iii) distance between points leased; (iv) duration of the contract and (v) usage of the lines.

ii)
Distribution of prepaid cards: Telefónica sells prepaid cards through resellers. From the sale of prepaid cards, Telefónica charges the face value thereof less a wholesale discount of face value depending on the volume and product. Telefónica recognizes revenue and costs directly attributed to prepaid cards based on the usage of the network.

iii)
Third parties operating public phones: The operator of the public phone charges its customers for each call based on usage units. The operator receives an average variable compensation. Telefónica also charges the operator installation fees and monthly basic charges for its lines in service.

iv)
Foreign (non-Argentine) telecommunications carriers and administrations (“foreign carriers”) for calls carried by the Company covering virtually all international long-distance calls into or out of Argentina. Agreements govern payments to foreign carriers for the use of such carriers’ facilities in connecting international calls billed in Argentina and payments by foreign carriers for the use of facilities of Argentine carriers in connecting international calls billed abroad. The rates of payment under such agreements are negotiated with each foreign carrier. The practice among carriers is for payments due for the use of overseas networks to be recorded, collected and forwarded by the carriers in the country from which the call is initiated. Settlements among carriers are usually made on a net basis.

-     Recognition of Telinver S.A. sale: in relation to the sale of its interest in Telinver S.A. Telefónica granted a guarantee to Telefónica Publicidad e Información S.A. (“TPI”) and to Telefónica Publicidad e Información Internacional S.A. (“TPII”), which make up the TPI group (“TPI Group”) and Telinver S.A. (see note 14.). For such guarantee, Telefónica has deferred booking the income from the sale in the amount of 11 million as of December 31, 2008 (see note 3.1.l) until the uncertainty related thereto is resolved, so that it will be probable that Telefónica receives the economic benefits associated to the disposal for that amount (see note 14.).

-     Charges for the consumption and amortization of non-monetary assets (materials, fixed assets and intangible assets) have been stated based on the inflation adjusted amounts of such assets (see note 2.2.).

-     Financial income/(expense) and holding gains/(losses) include: a) financial income and expenses restated, if applicable, as described in note 2.2., b) exchange differences generated by assets and liabilities in foreign currency, and c) holding gains and losses from government securities and financial instruments.

n) Net earnings per share and per ADS:

The Company calculated the net earnings per share and per ADS on the basis of Telefónica’s common outstanding shares of 6,984,200,296 of AR$ 0.1 face value and one vote per share as of December 31, 2008 and 2007 and on the basis of the weighted average of the common outstanding shares (net of the common treasury shares) of 14,131,046,354 as of December 31, 2006, considering the redemption of outstanding shares carried out as a result of the voluntary capital stock reduction and computing retroactively the effect of the change in the face value of the shares (see note 6.), according TR No. 18. and taking into account that one ADS is equal to forty shares after the capital stock reduction and face value change, and ten shares before such transaction took place. As of December 31, 2006, the Company has calculated net earnings per share and per ADS related to continuing and discontinued operations.

2.4.   Officially stamped books

As of July 1, 2007, Telefónica has introduced certain modifications in its digitized booking system. In this regard, Telefónica submitted the required information to the CNV to request the related approval for using the digitized booking system, in which Telefónica's transactions as from July 1, 2007 were recorded. On February 20, 2008, such authorization was obtained.

Regarding TDA S.A., information related to billing for the period from September 1 through October 23, 2008 has been recorded in the VAT Sales book number 36, officially stamped on October 23, 2008.

2.5.	Public Emergency Law– rules and regulations currently in force

Starting in early December 2001, the federal authorities implemented several monetary and foreign exchange control measures, announcing that the country would default on the payment of services on its sovereign debt, and enacting Law No. 25,561 of Public Emergency and Foreign Exchange System Reform that implied a change in the economic model in force as of that time and amended the Convertibility Law, in force since March 1991 (mainly due to the devaluation of the peso and the conversion to pesos of the obligations to deliver sums of money, both related and not related to the financial system).

Other regulations were subsequently issued, amending some of the above-mentioned regulations. The main aspects of such other regulations as of the approval of these financial statements are:

a)  Public Emergency and Foreign Exchange System Reform Law provided for the conversion into pesos of public utility rates that had been agreed upon in U.S. dollars at the AR$ 1 = US$ 1 rate and it authorized the Federal Executive to renegotiate the agreement (see note 9.1.);

On February 15, 2006, Telefónica and the Argentine government, through the UNIREN, executed the Memorandum of Understanding 2006. After the procedures provided for in current regulations are met, this instrument will be the necessary background to execute the Protocol of Renegotiation of the Transfer Contract approved by Decree No. 2,332/90 (“Protocol of Renegotiation”), as provided for Law No. 25,561, section 9.

Among other aspects, the Memorandum of Understanding 2006 discusses the following main issues:

1)	Investments: Telefónica will continue making investments for the technological upgrade and development of its network and new services.
2)	Service and long-term targets (see note 6.).
3)	Contractual compliance (see note 6.).
4)	Regulatory framework (see notes 9.1. and 13.).
5)	Stay of actions and subsequent waiver of rights and withdrawal of actions (see notes 6. and 9.1.).
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
8)
Equal treatment: in the context of the process to renegotiate the contracts, the Argentine government undertakes to treat Telefónica on the basis of terms reasonably similar to those afforded to other telecommunication companies participating in the process.

The Memorandum of Understanding 2006 was submitted to a Public Hearing in order to promote the involvement of users and the community at large so that its terms and conditions will be based on a consensus to move forward with the execution of the Protocol of Renegotiation. The public hearing was held on April 28, 2006 in the city of Mar del Plata, Argentina. Additionally, the Memorandum of Understanding 2006 shall be subject to any further approvals required by currently applicable rules and regulations; and

b)    an extension of the National Public Emergency situation through December 31, 2009.

2.6.	Concentration of operations and credit risk

In the Company’s management opinion, it does not have a significant credit risk concentration. The Company analyzes potentially doubtful accounts and records the related allowance. The maximum credit risk involved does not differ significantly from the accounts receivables amount net reflected in the balance sheet.

2.7.   Risk Management

Because of the Company’s ordinary operations and due to the indebtedness incurred to finance such operations, the Company is exposed to several financial market risks. The main financial risks affecting the Company are:

. Exchange rate risk: mainly arising from the existence of indebtedness incurred in foreign currencies.

. Interest rate risk: arising as a consequence of the variation in the financial costs of indebtedness incurred at variable interest rate (or maturing in a short term and expected to be renewed), and the fluctuation of interest rates and of the value of long-term liabilities with fixed interest rates.

Telefónica enters into financial instruments over exchange rates to manage risks.

Exchange rate management policy

An essential element of the Company's exchange rate management policy is to minimize the negative financial results due to variations in exchange rates, notwithstanding the maintenance of open currency positions (under strict risk supervision).

Additionally, exchange risk management has the following objectives: (i) to secure the payments in foreign currency, hedging firstly short-term payments and then hedging the long-term ones (partially using derivative financial instruments), (ii) to cover (at least partially) Telefónica's debts in foreign currency as disclosed in the balance sheet and (iii) to modify the composition of Telefónica's financial debts with respect to the original currency and/or to refinance it by issuing peso-denominated debt or entering into agreements for peso denominated debts.

The main aspects of Telefónica's hedging policy are the following:

(i) Existence of clearly identified risk and risk management objectives and strategies.

Since the Convertibility Law pegged the peso to the U.S. dollar at a value of AR$1 per US$1, exchange rates risks were mainly related to changes in the value of the peso/U.S. dollar in comparison with currencies other than the Argentine peso and the U.S. dollar. In January 2002, the Argentine government devalued the Argentine peso and currently the peso/U.S. dollar exchange rate is determined by a free market.

Until 2002, Telefónica did not hedge its U.S. dollar-denominated debt obligations because under the Convertibility Law the peso/U.S. dollar exchange rate was essentially fixed at parity and Telefónica had revenues stream linked to the U.S. dollar because rates were denominated in U.S. dollars and converted into pesos at the date of billing. However, in some cases, Telefónica hedged U.S. dollars against Japanese yen (see point iii.a)). Before the Convertibility Law, according to the Transfer Contract, tariffs were denominated in Argentine pesos. Its intangibility was safeguarded by the application of the monthly Consumer Price Index in Argentina or, if there were significant differences between this index and the variation of the U.S. dollar, by the result obtained from the application of a polynomial formula that considers 40% of the monthly variation of the price of the U.S. dollar and 60% of the variation of the monthly Consumer Price Index in Argentina. Since the end of the Convertibility Law almost all of Telefónica's revenues were stated in pesos but almost all of Telefónica's debt was denominated in foreign currency, so Telefónica had a mismatch between revenues and its financial debt in foreign currency.

As a consequence of this mismatch, Telefónica established a policy of hedging Telefónica’s exposure to exchange rate risk derived from the fluctuation between the value of the peso against foreign currencies and certain debt obligations denominated in foreign currencies.

(ii) Main features of the underlying to be hedged and of the associated derivative instruments.

Telefónica performs a process to identify the notionals, maturity dates and interest payment dates of the underlying instrument to be hedged, together with the characteristics of the derivative instrument to be associated therewith, seeking to obtain a perfect coverage of the cash flows. Notwithstanding this, the lack of depth or narrowness of the Argentine derivatives markets has led historically to imbalances between the characteristics of the hedges and the underlying debts, which have not been significant with respect to the purpose of the hedge. Telefónica intends to reduce those imbalances, as long as this does not involve disproportionate transaction costs.

Telefónica documents at the inception of the transaction the relationship between hedging instruments and hedged items; this process includes linking all the derivatives designated as hedges to specific assets and liabilities or to specific firm commitments in foreign currency.

(iii) Ability to revaluate derivative instruments at market prices.

Telefónica uses internal valuations for the derivatives instruments which are verified with independent parties' valuations (essentially, bank valuations).

Financial instruments:

As part of its hedging policy, Telefónica has entered into the following financial instruments:

a)	Swaps:

In September 1999, Telefónica entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the yen-U.S. dollar exchange rate, in connection with the loan whose nominal amount as of December 31, 2008 was 2.6 billion yen granted by The Export Import Bank of Japan (currently the Japan Bank for International Cooperation) and maturing in February 2011, which accrues interest at a rate of 2.3% per annum. The swap agreement provides a fixed exchange rate of 104.25 yen per U.S. dollar. The interest rate to be paid to Citibank N.A. during the validity of the loan for the U.S. dollars received is 7.98% per annum. As of December 31, 2008, the related liability, taking into account the effect of the swap and the additional interest accrued, amounts to US$ 27 million. The contract establishes, among other provisions customary for this type of transaction, certain events of default under which the creditor may accelerate payment terms. Events of default include failure to pay financial debts for amounts in excess of 2% of Telefónica's shareholders' equity. As of December 31, 2008 and 2007, the hedge relationships of this swap were deemed to be ineffective (see note 2.3.j).

b)	Foreign currency forward agreements:

Telefónica uses foreign currency forward agreements, to hedge the risk associated with the exposure to the exchange rate of financial indebtedness denominated in U.S. dollars and in euros and trade payables denominated in US dollars. As of December 31, 2008, Telefónica had entered into foreign currency forward agreements with local banks, offsetting at maturity, for a total of US$ 30 million and EUR 10 million. The maturity of these agreements occur from January 2009 to April 2009. The average exchange rate agreed upon for these transactions was AR$ 3.5 per U.S. dollar and AR$ 5.0545 per euro. As of December 31, 2008 and 2007, the hedge relationships were deemed to be effective (see note 2.3.j).

3.	DETAIL OF THE MAIN BALANCE SHEET AND STATEMENT OF OPERATIONS ACCOUNTS (see note 2.1.)

3.1.   Breakdown of the main accounts

Below is a breakdown of the main accounts (foreign currency balances are presented in note 20.g):

a)	Cash:

	Current
	December 31, 2008	December 31, 2007
Cash	2	1
Banks (1)	31	14
Total	33	15

(1)	In 2008, it includes 2 million deposited in a TDA S.A.’s bank account in compliance with the CNC’s requirement regarding the Universal Service Contribution. See note 13.).

b)	Trade receivables:

	Current		Noncurrent
	December 31, 2008	December 31, 2007	December 31, 2008	December 31, 2007
Without maturity	36	38	-	-
Past due (2) (3)	540	424	4	2
Current	324	307	1	-
Subtotal (1)	900	769	5	2
Allowance for doubtful accounts (note 20.e)	(202)	(179)	-	(2)
Total	698	590	5	-

(1)	In 2008 and 2007, it includes 54 million and 38 million, respectively, corresponding to related companies (see note 12.3.).
(2)	In 2008 and 2007, net of 1 million, respectively, fully reserved.
(3)	Based on estimated probable collection terms, 4 million and 2 million of past due receivables are disclosed as noncurrent as of December 31, 2008 and 2007, respectively.

c)	Other receivables:

	Current		Noncurrent
	December 31, 2008	December 31, 2007	December 31, 2008	December 31, 2007
Receivables from related companies (1)	8	25	-	-
Guarantee deposits	3	3	5	2
Legal deposits	13	7	-	-
Prepayments to vendors and others	18	12	-	-
Prepaid expenses	1	1	-	-
Minimum presumed income tax (4)	-	-	20	192
Tax credits	-	-	2	-
Prepaid insurance	2	2	-	-
Rights of use (3)	3	3	12	14
Guaranteed receivables	3	-	5	-
Financial instruments (5)	6	-	5	-
Other (2)	22	26	9	5
Subtotal	79	79	58	213
Allowance for other receivables (note 20.e) (4)	-	-	(1)	-
Total	79	79	57	213

(1)	See note 12.3.
(2)	In 2008 and 2007, net of 9 million, respectively, fully reserved.
(3)	In 2008 and 2007, includes 1 million, as current amount, and 4 million and 5 million, respectively, as noncurrent, corresponding to related companies (see note 12.3.).
(4)	See note 2.3.k).
(5)	Related to foreign currency swap agreements. See note 2.7.

d)	Inventories:
	Current
	December 31, 2008	December 31, 2007
Telephone equipment and other materials	12	10
Services in process for third parties	9	-
Allowance for impairment in value and slow turnover (note 20.e)	(4)	(2)
Total	17	8

e)	Other assets:
	Current
	December 31, 2008	December 31, 2007

Real property intended for sale	2	7
Total	2	7

f)	Goodwill:
	Current
	December 31, 2008	December 31, 2007
TYSSA and Adquira goodwill (1)	1	-
TDA S.A. goodwill (1)	61	-
Total	62	-

(1)	See note 2.3.h).

g)	Trade payables:
	Current		Noncurrent
	December 31, 2008	December 31, 2007	December 31, 2008	December 31, 2007
Vendors, contractors and carriers (1)	737	617	2	1
Management fee (2)	51	58	-	-
Brand license (2)	24	-	-	-

	Current		Noncurrent
	December 31, 2008	December 31, 2007	December 31, 2008	December 31, 2007
Collections on account and behalf of cellular and audiotext companies (1)	98	90	-	-
Services collected in advance (3)	4	4	53	57
Deferred income	21	13	76	62
Total	935	782	131	120

(1)	In 2008 and 2007, it includes 46 million and 71 million, respectively, corresponding to related companies (see note 12.3.).
(2)	See notes 12.2. and 12.3.
(3)
Includes deferred revenues related to the sale of indefeasible rights to use network capacity, recognized by the straight-line method during the term of the agreement. In 2008 and 2007, includes 3 million, as current amount, and 50 million and 53 million, respectively, as noncurrent, corresponding to related companies (see note 12.3.).

h)	Bank and financial payables:

	Current		Noncurrent
	December 31, 2008	December 31, 2007	December 31, 2008	December 31, 2007
Negotiable obligations (1)	26	426	1,140	1,088
Imports financing	-	4	-	-
Long-term financing	10	10	44	51
Foreign bank loans	41	29	59	73
Credit balances with banks	-	40	-	-
Total	77	509	1,243	1,212

(1)	See notes 11.2.

i)	Payroll and social security taxes payable:
	Current		Noncurrent
	December 31, 2008	December 31, 2007	December 31, 2008	December 31, 2007
Vacation and bonus accrual	123	81	-	-
Social security taxes payable	44	29	-	-
Pre-retirement agreements and others (1) (2)	68	83	132	187
Incentive plan for executives (2)	-	4	-	-
Social security plan for executives (2)	12	7	-	-
Other	2	2	-	-
Total	249	206	132	187

(1)
Includes 9 million related to benefits granted to employees included in such agreements, which are to be allocated by them to social security tax payments for the period between the date of the agreement and December 31, 2008, and are to be paid by Telefónica until the worker qualifies to obtain legal pension benefits.

(2)	See note 17.

 j)       Taxes payable:
	Current		Noncurrent
	December 31, 2008	December 31, 2007	December 31, 2008	December 31, 2007
Income tax and tax on minimum presumed income (1)	59	12	-	-
Turnover tax accrual	15	17	-	-
Value-added tax	60	66	-	-
Health and safety assessments	35	30	-	-

	Current		Noncurrent
	December 31, 2008	December 31, 2007	December 31, 2008	December 31, 2007
Deferred tax liabilities, net (1)	-	-	235	323
Other	135	99	-	-
Total	304	224	235	323

(1)	See note 2.3.k).

 k)       Other payables:
	Current		Noncurrent
	December 31, 2008	December 31, 2007	December 31, 2008	December 31, 2007
Payables to related companies (1)	13	14	3	2
Financial instruments	1	9	-	7
Capital stock reduction (1)	4	4	-	-
Other	7	27	9	9
Total	25	54	12	18

(1)	See note 12.3.

l)	Net (liabilities)/assets from discontinued operations:

	December 31, 2008	December 31, 2007
Net assets from discontinued operations:
Deferred tax assets	-	16
Deferred income – Sale of Telinver S.A. (1)	-	(11)
Total	-	5

	December 31, 2008	December 31, 2007
Net liabilities from discontinued operations:
Deferred income – Sale of Telinver S.A. (1)	(11)	-
Deferred tax assets (2)	-	-
Total	(11)	-

(1)	See note 14.
(2)	In 2008, includes 16 million fully reserved. See note 20.e).

m)	Cost of services provided:

	Loss
	December 31, 2008	December 31, 2007	December 31, 2006
Operating expenses (note 20.h)	(2,343)	(2,105)	(2,140)
Cost of good sold (note 20.f)	(18)	(11)	(13)
Total	(2,361)	(2,116)	(2,153)

3.2.	Aging of current investments, receivables and payables as of December 31, 2008

	Assets				Liabilities (c)
	Current investments	Trade receivables		Other receivables (b)	Trade payables	Bank and financial payables	Payroll and social security taxes payable	Taxes payable	Other payables
Past Due:
Up to three months	-	286		-	49	-	-	-	-
From three to six months	-	54		-	58	-	-	-	-
From six to nine months	-	38		-	2	-	-	-	-
From nine to twelve months	-	27		-	5	-	-	-	-
From one to two years	-	47		-	4	-	-	-	-
From two to three years	-	24		-	2	-	-	-	-
Over three years	-	68		-	7	-	-	-	-
Without maturity	72	36		34	70	-	-	384	20 (d)
Current:
Up to three months	277	320		35	723	38	185	96	4
From three to six months	-	4		4	6	14	30	59	2
From six to nine months	-	-		3	6	20	20	-	1
From nine to twelve months	-	-		3	3	5	14	-	1
From one to two years	-	1		18	16	726	28	-	3
From two to three years	-	-		11	12	492	22	-	-
From three to four years	-	-		7	12	10	19	-	-
From four to five years	-	-		2	11	7	15	-	-
Over five years	-	-		-	80	8	48	-	-
Subtotal:	349	905		117	1,066	1,320	381	539	31
Allowance for doubtful accounts	-	(202)		-	-	-	-	-	-
Benefits under the Collective Bargaining Agreements	-	-		-	-	-	-	-	6
Total	349	703		117	1,066	1,320	381	539	37

Balances
Percentage accruing interest at fixed rate	25%	-		8%	3%	98%	-	-	2%
Percentage accruing interest at variable rate	59%	43	% (a)	2%	-	-	-	-	-
Percentage accruing variable rent	16%
Interest
Annual average interest rate in foreign currency	1%	6%		7%	7%	8%	-	-	36%
Annual average interest rate in local currency	9%	16	% (a)	-	-	-	-	-	-
(a)	Such percentage is related to the portion of receivables over which surcharges are applicable for being in arrears. The rate indicated is that related to bills with such surcharges.
(b)	Does not include 19 million related to tax on minimum presumed income.
(c)	Net liabilities from discontinued operations are not included.
(d)	Includes 4 million related to capital stock reduction described in note 6.

4.         REGISTRABLE ASSETS

On October 27, 1994, “ENTel en liquidación” issued Resolution No. 96/94 whereby it undertook to perform all the necessary acts to accomplish the transfer of title of registrable assets for such time as was necessary, notifying Telefónica 60 days before the date of expiration of ENTel´s commitment.  This resolution recognized that licensee companies would be entitled to claim the indemnity stipulated in the Transfer Contract for real property whose title had not been conveyed to them by the expiration date. As of December 31, 2008, these assets have a net book value of about 527 million and approximately 460 million of them (both amounts restated as described in note 2.2.) were registered in Telefónica’s name. In Telefónica’s management opinion, the registration of title of a major portion of the most significant assets contributed by ENTel will be successfully completed. Accordingly, in Telefónica's management opinion, the final outcome of this matter will not have a significant impact on Telefónica's results of operations and/or its financial position.

5.         AFFILIATES

E-Commerce Latina S.A.

As of December 31, 2006, Telefónica held together with Alto Palermo S.A. a 50% interest in E-Commerce Latina S.A. for the development of an e-commerce shopping center.

On October 24, 2006, Telefónica and Alto Palermo S.A. entered into a Share Purchase and Sale Agreement whereby Telefónica transferred 808,354 shares of E-Commerce Latina S.A.´s capital stock and 11 shares of Altocity.com S.A.´s capital stock to Alto Palermo S.A. The value of the transaction amounted to 85,876. On January 17, 2007, Telefónica transferred its ownership interest in E-Commerce Latina S.A. as the parties had complied with the duties stipulated in the sale agreement, which included obtaining the opinion of the Federal Anti-Trust Board (“FATB”) that excluded this transaction from the requirement of previous control by such agency.

6.         CAPITAL STOCK

Over the last fiscal years, Telefónica's capital stock has been as follows (amounts stated in Argentine pesos):

Classes of shares	Capital stock as of December 31, 2005 (1)	Capital stock as of December 31, 2006 and 2007 and 2008 (1)
Class A (2)	1,091,847,170.0	436,738,868.0
Class B (2)	654,205,259.0	261,681,161.6
Total	1,746,052,429.0	698,420,029.6

(1)	Subscribed and paid in, outstanding and authorized for public offering as of each date.
(2)	All shares have equal voting rights.

As of December 31, 2008, Telefónica’s capital stock is comprised of two classes of common stock, with par value 0.10 per share: (1) 4,367,388,680 Class A Shares representing approximately 62.5% of the capital stock and (2) 2,616,811,616 Class B Shares representing approximately 37.5% of the capital stock. Telefónica issued 174,605,007 ADSs, each representative of forty shares after the capital stock reduction and face value change, and ten shares before such transactions took place.

Appropriation of retained earnings

The General Ordinary and Special Shareholders’ Meeting held on April 21, 2006 approved the appropriation of the total 2,968 million loss recorded under accumulated deficit as of December 31, 2005, to the balance of reserve for future dividends: 1,626 million, the balance of legal reserve: 416 million and a part of the balance of comprehensive adjustment to capital stock for 926 million in accordance with the provisions of the CNV.

In accordance with the provisions of the Companies Law No. 19,550, the Company’s by-laws and CNV´s regulations, the Company will appropriate at least 5% of the net income for the year (considering the effect of previous years’ adjustments) to the legal reserve, after absorbing accumulated losses, if any, until such reserve equals 20% of the adjusted capital stock.

Given that the total balance of the legal reserve account was appropriated to the accumulated losses account as of December 31, 2005, Telefónica will restore such reserve through no less than 5% of the income for the year up to 20% of Telefónica’s capital stock plus the balance recorded under the comprehensive adjustment to capital stock account. Consequently, as of December 31, 2008, Telefónica has a restriction to the distribution of retained earnings until the legal reserve amounts to 381 million.

Telefónica’s General Ordinary and Special Shareholders’ Meeting held on April 24, 2007 resolved, with respect to the accumulated income as of December 31, 2006, to appropriate 11 million to the legal reserve and 211 million to the reserve for future dividends.

Telefónica’s General Ordinary and Special Shareholders’ Meetings held by Class A and B shareholders on April 21, 2008, resolved, with respect to the 72 million unappropriated retained earnings recorded as of December 31, 2007, to appropriate 4 million to the legal reserve and 68 million to the reserve for future dividends.

In accordance with Law No. 25,063, any dividends in cash or in kind, distributed in excess of the accumulated taxable income at the moment of its distribution, shall be subject to a 35% income tax withholding as a single and final payment.

Capital Stock Reduction

As of December 31, 2008, only 4 million is pending as payment due to the capital stock reduction performed in 2006 and approved by Telefónica’s General Special Shareholders’ Meeting held on September 7, 2006 (see notes 3.1.k) and 12.3.)

7.	LIST OF CONDITIONS AND THE TRANSFER CONTRACT. EXCLUSIVITY AND MAINTENANCE OF THE LICENSE

The List of Conditions (the “List”) and the Transfer Contract established certain obligations of which the following are still in effect:

a)	The assets contributed to Telefónica used in providing telecommunications services may not be sold, assigned, transferred or encumbered in any way.

b)
Certain shareholders of Telefónica's parent company are required to retain a specified interest in that company’s common capital stock. In addition, Compañía Internacional de Telecomunicaciones  S.A. (“COINTEL”), is required to hold Series A shares which represent no less than 51% of Telefónica's total capital stock.

c)	All or a substantial part of the provision of the telephone service is to be maintained, and Telefónica's main business and principal place of business in Argentina may not be changed.

d)
Telefónica must meet certain objectives related to the services provided.  The most important of these objectives are efficiency and service quality. In addition, suppliers of data and added-value services are to be given equal access to telephone lines.

In case of serious noncompliance with the provisions in a) through d), Telefónica's license could be revoked once the procedures set forth in the List have been completed. Telefónica's license, however, would not be revoked, should Telefónica have obtained prior Regulatory Authority approval for any of the situations described above in a) and b).

In addition, Presidential Decree No. 264/98 set forth both optional and mandatory operating conditions with respect to the provision of basic telephone services. Such mandatory conditions include mainly permitting other providers to interconnect to Telefónica’s network (including voice and data transmission service) and the installation of a minimum number of new lines.

Although the effectiveness of Presidential Decree No. 264/98 was subject to the conclusion of certain legal proceedings, Telefónica believes that it is unlikely that the outcome of those proceedings would significantly slow the trend towards increasing competition.

In connection with Telefónica’s contractual obligations under the Memorandum of Understanding 2006, the CNC and the Executive Secretary’s Office of the UNIREN have stated that, in compliance with current regulations, they have performed an analysis of the status and degree of compliance by Telefónica with its obligations under the Transfer Contract and the regulatory framework, and concluded through the signing of the Memorandum of Understanding 2006 Telefónica has acceptably met those obligations, with only minor noncompliance events resulting in penalties. Remaining issues related to Telefónica’s operations are pending resolution and were expected to be concluded prior to June 30, 2006. Despite the scheduled date, the matters referred are still pending.

On March 23, 2007, the S.C. issued Resolution No. 42 (“the Resolution”) recognizing the impact sustained by Telefónica as a result of the increases and decreases in employers´ social security contributions therein described. The Resolution established a mechanism of reciprocal compensation for the balances in favor of Telefónica and the Argentine government that includes, for calculation purposes, the liability mentioned in note 10.c), and instructed the CNC concluded with the applicable calculation and settlement. In September 2007, the CNC concluded with the calculation of the corresponding amount and informed to the S.C. that there is a net receivable in favor of Telefónica amounting to 58.7 million, which, after the carried out compensations, amounts to 12.8 million as of December 31, 2008. Additionally, any remaining receivable determined by the CNC in connection with the Resolution will be recognized by Telefónica, as the corresponding mechanisms of reciprocal compensation are verified.

In the Memorandum of Understanding 2006, it was agreed that as of December 31, 2010, Telefónica should achieve the goals established as long-term goals in Presidential Decree No. 62/90 and in the General Rules on Basic Telephone Service Quality.  In addition, goals are established as from 2005 that will be effective through the date mentioned above.

In the Memorandum of Understanding 2006, and within the framework of the renegotiation of Telefónica’s Transfer Contract with the government and within the 30 days subsequent to the execution of the Protocol of Renegotiation by the PEN, Telefónica, and the shareholders representing at least 98% of the capital stock, would have to fully and expressly waive all rights that may potentially be alleged as well as under all lawsuits filed or in progress, arising out of or related to the events or measures resulting from the emergency situation established in Law No. 25,561 in connection with the Transfer Contract and Telefónica’s license. The waiver should not be interpreted as Telefónica’s waiver to the rights that could apply to it based on possible future circumstances.

Telefónica’s Management believes that it has met all effective obligations.

8.         COMMITMENTS

8.1.	IBM

On March 27, 2000, Telefónica’s Board of Directors approved the outsourcing through IBM of the operation and maintenance of the infrastructure of some of Telefónica’s information systems. Telefónica executed a contract with IBM whereby it outsourced the operation and maintenance of the information technology infrastructure to IBM for a six and a half year term, in exchange for decreasing monthly installments, and the transfer to IBM of the assets used to render the services outsourced under the contract at a stated price.

Subsequently, on September 29, 2006, Telefónica and IBM signed two contracts whereby the services provided by IBM under the contract signed in 2000 were split up. One of the contracts includes the outsourcing of services related to Mainframe and Midrange equipment through 2011 (“2011 Contract”) and the other one established an extension of the original contract through December 31, 2007, including all services provided by IBM under the original contract, except for those included in the 2011 Contract (“2007 Extension”). In addition, IBM and Telefónica signed a memorandum whereby they agreed on a fixed price for the transfer of the assets under the original contract amended by the 2007 Extension, after the enactment of Law No. 25,561.

The main characteristics of the contracts are as follows:

i.	2011 Contract:

Service Price: Telefónica committed to pay IBM a monthly charge throughout the term of the contract in consideration for the base line services to be rendered under the contract, and other charges for the use of additional resources. The payment terms include decreasing monthly installments for approximately US$ 50 million throughout the five-year contract term. The Mainframe includes the technological renovation of the equipment used to provide the services.

ii.	2007 Extension:

Telefónica and IBM agreed, through the renegotiation held in September 2006 and subsequent agreements, to extend the provision of all the other services rendered under the original Contract signed in 2000, not included in the 2011 Contract, until December 31, 2008. The approximate total amount for the previously mentioned agreements amounts to 50 million.

8.2.	Other

The Company signed contracts for the lease of satellites, real property and operation and maintenance of submarine cables, which include approximately 157 million of minimum future payments as of December 31, 2008.

9.         RATES

9.1.	Rate regulations

Presidential Decree No. 764/00, issued to deregulate telecommunications services, sets forth that providers may freely establish the tariffs and/or the prices of the services supplied to objective categories of customers, which must be applied non-discriminatorily. However, if there was no effective competition, as it is the case with the services that generate a substantial part of Telefónica’s income, historical providers shall respect the maximum tariffs laid down in the General Tariff Structure. Below the values established in such Tariff Structure, these providers may establish their tariffs freely. To determine the existence of effective competition, the historical providers must demonstrate that other providers of the same service have obtained 20% of the total revenue for such service in the local area of the Basic Telephony Service involved. Additionally, in the case of domestic and international long-distance services, effective competition shall be deemed to exist when customers in the area are able to choose through the dialing selection method among more than two service providers offering more than one destination.

In 2000, Telefónica filed a request to the effect that effective competition be officially acknowledged in the Buenos Aires Multiple Area (“AMBA”). Pursuant to Resolution S.C. No. 304/03, the S.C. established that Telefónica should readjust the presentations submitted, supplying additional information. Telefónica has complied with this request and no resolution has yet been made in the case.

For the areas and services for which effective competition has not been declared to exist, tariff agreements established that the maximum tariff per pulse should be stated in U.S. dollars in addition to a right for Telefónica to choose whether to adjust such tariff from April 1 to October 1 of each year based on the variation in the Consumer Price Index of the United States of America. However, the Public Emergency and Foreign Exchange System Reform Law No. 25,561, dated January 6, 2002, provided that in the agreements executed by the Federal Administration under public law regulations, including public works and utilities, indexation clauses based on foreign countries’ price indexes and any other indexation mechanisms are annulled. Law No. 25,561 also established that the prices and tariffs resulting from such clauses are denominated in pesos at the AR$ 1 to US$ 1 exchange rate. Furthermore, this law authorized the PEN to renegotiate the above contracts taking into account the following criteria in relation to public utilities: (a) the impact of tariffs on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the systems comprised; and (e) the profitability of the companies.

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

Pursuant to several laws that established annual extensions, the term to carry out the renegotiation has been extended until December 31, 2009. The PEN shall be responsible for submitting the renegotiation proposals to the Argentine Congress, which has to communicate its decision within a period of 60 running days counted from the date of reception of the proposal. In the event such period expires without the Argentine Congress having reached a solution, the proposal is deemed accepted. If the proposal is rejected, the PEN shall resume the process to renegotiate the applicable agreement. Law No. 25,790 establishes that the decisions adopted by the PEN in this renegotiation process shall not be limited to, or subject to, the stipulations contained in the above mentioned regulatory frameworks currently governing the concession or license agreements for the respective public utilities. Renegotiation agreements may cover partial aspects of concession or license agreements, formulas to adjust such agreements or temporarily amend them and include the possibility of agreeing upon periodical reviews, as well as the establishment of conditions that must be met by the quality parameters applied to services. If there were temporary amendments, they should be taken into consideration in the terms of the final agreements reached with concessionaires or licensees. The legal provisions do not authorize public utilities contractors or concessionaires to suspend or alter compliance with their duties.

In accordance with Resolution No. 72/03, in February 2003, the Ministry of Economy approved a methodology to calculate and transfer to Telefónica’s customers the impact of the tax on bank account transactions imposed by Law No. 25,413 paid by Telefónica as from the date such resolution comes into force. Resolution No. 72/03 expressly refers to the Transfer Contract as the basis for the approval of such method. Pursuant to Resolution No. 72/03, all taxes paid prior to that date are included in the contractual renegotiation required by the Public Emergency Law.

Under the legal framework described, on May 20, 2004, Telefónica, Telecom Argentina S.A. (“Telecom S.A.”) and the Argentine government signed a Memorandum of Understanding (the “Memorandum of Understanding 2004”) pursuant to which they agreed to maintain the General Tariff Structure currently in force for the Basic Telephony Service until December 31, 2004, without waiving Telefónica’s rights. The parties also ratified their intent to reach a final contractual renegotiation before December 31, 2004, which ultimately did not happen. In addition, pursuant to the provisions of the Transfer Contract, they agreed that any new tax or charge, or any variation in those currently in force, subject to the control of Regulatory Authorities as established in sub-sections a), c) and d) under paragraph 12.15 of the List of Conditions, shall be disclosed in the bills issued to customers for services in the jurisdictions levied with the respective tax or charge.

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

Resolution No. 261 approved Telefónica's promotional offer to provide dial-up Internet access service as described in sub-paragraph b) at lower prices to customers in urban areas located more than thirty (30) kilometers away from Telefónica's current hubs for the supply of 0610 Internet access service, in order to increase the number of areas that will have access to this service and based on discounts granted on telephone rates.

Pursuant to Resolution No. 272, the S.C. accepted Telefónica's proposal to implement the "Virtual Telephony" service for the beneficiaries of the Head of Household Plan mentioned in sub-paragraph a), consisting in the Value Added Voice Messaging Service, with a related telephone number that allows users to receive and store messages, available in the Buenos Aires Multiple Area, La Plata, Mar del Plata, Mendoza, Bahía Blanca and Neuquén.

Pursuant to Resolution No. 73, dated March 31, 2005 and the clarifying Resolution No. 149 dated June 21, 2005, Telefónica and Telecom S.A. were instructed to include the beneficiaries of the Head of Household Plan who already own a telephone line in the customer category “Retirees, Pensioners and Low-Consumption Households” as long as they meet the respective requirements for such category. For that purpose, Telefónica is under the obligation to request the Federal Social Security Authorities (Anses) to supply it with the National Register of Beneficiaries of the head of household plan.

The deep changes in the Argentine economic model experienced since early 2002 and the current legislative framework (Public Emergency Law) are to be considered extraordinary events that significantly altered the economic and financial equation and the system applicable to the industry, therefore allowing the renegotiation of the regulatory regime to adapt it to the new situation, in full compliance with the principles established in the List of Conditions and the Transfer Contract, in order to maintain a regular, continuous and efficient supply of telephony services. The Transfer Contract contemplates the possibility of automatically adjusting the tariffs in the case of extraordinary and unforeseen events thereby defined or government actions or decisions that significantly affect the Transfer Contract’s original financial equation. It also establishes a compensation on behalf of the Argentine Government when there are extraordinary events, including actions and decisions of the government such as a freezing of tariffs or price controls, as well as the procedures to be followed to collect such compensation.

Telefónica filed the information required by the Argentine government and proposed to reestablish the tariff regime stipulated in the Transfer Contract, which contemplates peso-denominated tariffs whose intangibility is safeguarded by the application of the monthly Consumer Price Index in Argentina or, if there were significant differences between this index and the variation of the U.S. dollar, by the result obtained from the application of a polynomial formula that considers 40% of the monthly variation of the price of the U.S. dollar and 60% of the variation of the monthly Consumer Price Index in Argentina, which had been annulled with the enactment of the Convertibility Law and the issuance of Presidential Decree No. 2,585/91. Telefónica proposed different alternatives to achieve such objective, especially to handle the transition from current tariffs to those resulting from the application of the Transfer Contract.

In the Memorandum of Understanding 2006 mentioned in note 2.5.a), the parties agreed to comply with and maintain the legal conditions provided in the Transfer Contract and regulations effective to date. Thirty days after the public hearing to discuss the Memorandum of Understanding 2006, which took place on April 28, 2006, both Telefónica and its shareholders should suspend for 210 working days all the claims, remedies, and lawsuits filed or in progress before administrative and arbitral tribunals or any court of law, in Argentina or abroad, based on or related to the events occurred or measures taken as a result of the emergency situation under Law No. 25,561 regarding Telefónica’s license and Transfer Contract. In this sense, Telefónica and its shareholders filed in the time limits established, the suspension requested mentioned in the Memorandum of Understanding 2006 and then subsequent extensions which latest maturity shall be six months as from October 6, 2008. Once overdue the final date, Telefónica, its shareholders and the Argentine government, will constructively negotiate the terms for next steps.

The Memorandum of Understanding 2006 provides that, in order to ensure the necessary foreseeability in the telecommunications sector and considering the telecommunications expertise and experience contributed by sector companies, the PEN committed its efforts to establishing an adequate and consistent regulatory framework which, based on the legal and technical aspects of the industry, supplements and strengthens the regulations applicable to the sector.

In the opinion of Telefónica’s management and its legal advisors, under the general principles of administrative law applicable to the List of Conditions and the Transfer Contract, the future rates should be set at levels sufficient to cover the cost of the service in order to preserve regular, uninterrupted and efficient provision of the public telephony utility service. It is possible that, over time, such rates scheme may not maintain the rate values in U.S. dollars or in constant pesos in relation to any future increase in the general price level.  If a future regulatory framework did not provide for the rates to change at a pace allowing balancing of the economic and financial equation that both the List of Conditions and the Transfer Contract intended to preserve, such rate schedule could have an adverse impact on Telefónica’s financial position and future results. As of the date of issuance of these financial statements, Telefónica’s management could not predict the possible outcome of the renegotiation pursuant to Public Emergency Law or the rates system that will apply in future or when it will be implemented.

9.2. Price cap

Under the tariff regulation mechanism in effect known as Price Cap, to which Telefónica is subject, tariff discounts have been applied based on a formula made up by the U.S. Consumer Price Index and an efficiency factor. On October 4, 2001, Court Room IV of the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires, in relation to the complaint filed by Consumidores Libres Cooperativa Limitada de Provisión de Servicios Comunitarios ("Consumidores Libres") mentioned in note 10.e), awarded a precautionary measure ordering the federal government, Telefónica and Telecom S.A. "to refrain from applying the corrections set forth in Section 2 of the agreements approved by Presidential Decree No. 2,585/91 until final judgment is rendered in the case…", which meant that the rates could not be adjusted by the U.S. Consumer Price Index (see note 10.e).

Telefónica, Telecom S.A. and the S.C. entered into agreements for the application of the Price Cap for the 2000-2001, 2001-2002 and 2002-2003 periods. The price cap for the 2000-2001 period was established at 6.75%, of which 6% was allocated to rate reductions attributable to discount plans that were in effect in 2000 and the non-application of the semiannual adjustments to the pulse value of that year, among other items. The remaining 0.75% was to be applied as defined by the licensees. The price cap for the 2001-2002 period was established at 5.6%, and would be allocated to the non-application of the semiannual adjustments to the pulse value of 2001, plus the balance of the non-computation of the pulse value not applied in the price cap for the previous year. To date, the remaining amount has not been allocated to the services contemplated in the agreement. In connection with the price cap for the 2002-2003 period, it was established in an efficiency factor which could not exceed 5%, but its value was not fixed. The above-mentioned agreements require the approval of the Ministries of Economy and Production and Federal Planning, Public Investment and Services, which are still pending as of the date of issuance of these financial statements. Moreover, neither the effect of the reduction in rates previously implemented as compared to the rate reduction adjustments established by the S.C. nor the rate differences pending application under the referred agreements, have been established.

In September 2007, the CNC, through its Resolution No. 433/07, notified Telefónica about the conclusion of its audit on the rate reduction issued by Resolution No. 2925/99 “Price Cap 99”. In the above-mentioned resolution, the CNC stated that Telefónica holds an amount of 4.9 million to be offset, which has to be applied as a higher rate reduction to that established for the Price Cap 2000. Telefónica and its legal advisors consider that the above-mentioned balance will be fully offset with the amount to be determined for the Price Cap 2000, without having effect on the financial position and results of operations of Telefónica as of December 31, 2008.

In the opinion of Telefónica’s management and its legal counsel, the resolution of these issues related to the price cap might exclusively affect the maximum tariffs for future services that Telefónica is authorized to collect its customers for services, areas or customers in which effective competition has not been declared. As of December 31, 2008, these maximum tariffs are the result of the application to the tariffs in force as of November 7, 2000, of the discounts resulting from the implementation of the price cap for period 2000 - 2001 and to the advanced decreases corresponding to the period 2001- 2002, as established in the above mentioned agreements.

Under the price cap mechanism currently in effect, the rate reduction percentage and the services to which such reductions will eventually apply depend on the final approval of the above rate agreements, and on the outcome of the legal proceedings commenced by Consumidores Libres regarding the effective rate system.

Based on current rate regulation mechanisms, and considering Telefónica’s defense against the above legal proceedings, in the opinion of Telefónica’s management and its legal counsel, the outcome of these issues will not have a negative impact upon Telefónica’s financial position or a significant adverse effect on its results of operations.

9.3. Tariff restructuring

The tariff restructuring granted by Presidential Decree No. 92/97, effective on February 1, 1997, established an increase in the price of the monthly basic charge and in domestic service rates, and a decrease in the rates for domestic long distance and international services and for Telefónica’s local and domestic long-distance public phone service for longer distances. The net impact of the rate restructuring was to be neutral on revenues during two years after its effectiveness. On December 1, 1999, the S.C. issued Resolution No. 4,269/99, which established the S.C.’s final determination of the impact of the tariff restructuring as an excess in revenues of 18 million, in currency units of that date, (which had previously been provisionally determined by the S.C. in 14 million). In accordance with Resolution No. 18,968/99, the S.C.’s Resolution No. 4,269/99 also states that the S.C. will determine the form and time of implementation of the future rate reduction to compensate for such excess revenues. Telefónica filed an appeal for review of this resolution, on the grounds that the calculation method used by the S.C. to determine the impact of the tariff restructuring established by Presidential Decree No. 92/97 has defects and should be challenge. On December 3, 2007, Telefónica withdrew all unresolved appeals that were pending in respect of this matter, without acknowledging facts or rights, and requested the final settlement of the amount determined by Resolution No. 4,269/99 in the framework of the mechanism established by Resolution No. 42/2007 (see note 7.). On December 6, 2007, the S.C. accepted the appeals resignations and sent the file to the CNC in order to include the abovementioned amounts into the compensation established by Resolution No. 42/07 of the S.C.

10.        LAWSUITS AND CLAIMS

Contingencies

The Company is facing various proceedings and claims in the areas of labor, tax, regulatory compliance and other matters, all of which arise in the ordinary course of business. Every situation of this type implies a certain degree of uncertainty, and the outcome of individual matters is not predictable with any certainty. If information available prior to the issuance of the financial statements, considering the opinion of the Company’s legal counsel, indicates that it is probable that a liability had been incurred as of the date of these financial statements, and the amount of the loss, or the range of probable loss, including the corresponding litigation fees, can be reasonably estimated, then such loss is accrued and charged to expenses and accrued in the reserve for contingencies.

In July 2007, Telefónica received an information request related to a judicial process in which it is not a party, and among other required books and documentation, had to submit Telefónica’s Inventory and Financial Statements Book.

As of December 31, 2008, the Company’s total amount recorded as reserves for contingencies is 391 million.

The breakdown of the reserve for contingencies is as follows:

Labor contingencies:

The reserve for contingencies related to labor issues amounts to 182 million and 161 million as of December 31, 2008 and 2007, respectively. The closing balance of the reserve as of December 31, 2008, is mainly comprised of:

i)     aggregate assessment of probable losses of 36 million resulting from claims brought by employees since fiscal year 2004, related to salary differences, taking into account certain judgments since 2005 of Courts of Appeals that were adverse to the Company.

ii)    claims for alleged rights provided in the labor law and related costs which amount to 34 million. The Company intends to defend its rights in whichever instances are necessary.

iii)   other matters assessed as probable to incur losses, relate to:

•	Joint and several liability with third parties
•	Labor accidents
•	Illnesses
•	Other severance payments
•	Claims from ENTel's former employees

Tax contingencies:

The reserve for contingencies related to tax matters assessed as probable amounted to 92 million and 103 million as of December 31, 2008 and 2007, respectively.

These tax issues are mainly related to:

•	Municipal taxes
•     National and Provincial taxes

Civil, commercial and other contingencies

The reserve for contingencies related to civil, commercial, administrative, regulatory compliance and other matters that are expected to have a negative outcome for the Company as of December 31, 2008 and 2007, amounts to 117 million and 190 million, respectively. These other matters relate to:

•    Damages
•    Regulatory compliance claims
•    Claims for account reporting
•	Claims for monetary adjustments of indebtedness agreed in installments, denominated in pesos, which were paid subsequently to the enactment of the Public Emergency Law

a)   Labor lawsuits attributable to ENTel

The Transfer Contract provides that ENTel and not the Company is liable for all the amounts owed in connection with claims based upon ENTel's contractual and statutory obligations to former ENTel employees, whether or not such claims were made prior to the Transfer Date if the events giving rise to such claims occurred prior to the Transfer Date. However, using a theory of successor enterprise liability that they assert is based upon generally applicable Argentine labor law, certain former employees of ENTel have brought claims against Telefónica, arguing that neither the Transfer Contract nor any act of the PEN can be raised as a defense to Telefónica's joint and several liability under allegedly applicable labor laws.

In an attempt to clarify the issue of successor liability for labor claims, Presidential Decree No. 1,803/92 was issued. It states that various articles of the Work Contract Law of Argentina (the “Articles”), which are the basis for the foregoing claims of joint and several liability, would not be applicable to privatizations completed or to be completed under the State Reform Law. Although the issuance of Presidential Decree No. 1,803/92 should have been seen as favorable to Telefónica, it did not bring about a final solution to the above claims. In effect, in deciding a case brought before it, the Supreme Court of Justice (“CSJN”) upheld the provisions of the law and declared the Decree inapplicable.

As of December 31, 2008, the claims filed against Telefónica including accrued interest and expenses totaled approximately 20 million (in original currency). However, depending on the possible outcome of such legal actions ENTel has agreed in the Transfer Contract to indemnify Telefónica in respect of such claims and the Argentine government has agreed to be jointly and severally liable with ENTel in respect of such indemnity obligations and has therefore authorized Telefónica to debit an account of the government at Banco Nación Argentina for any amount payable by Telefónica. Under the Debt Consolidation Law, ENTel and the Argentine government may discharge their above described indemnity obligations by the issuance to Telefónica of 16-year bonds. As of December 31, 2008 Telefónica has paid approximately 15 million (in original currency) in cash for the concluded claims. Telefónica initiated a claim for indemnification and reimbursement in connection with this matter. In addition, an amount of 10 million paid by Telefónica in this regard was included and verified in an account reporting lawsuit between Telefónica and ENTel, which lawsuit has not been resolved yet.

Court decisions have followed the precedent laid down by the CSJN in the area of joint liability in labor matters mentioned in the second paragraph. Both Telefónica and its legal counsel believe that such criteria will apply to pending cases. Notwithstanding this and the instruments that may be used by the Argentine government to reimburse the amounts that would be paid, given the obligation incurred by the Argentine government in the List of Conditions  and in the Transfer Contract, on the one hand, and on the basis of the opinion of Telefónica’s legal counsel regarding the possible amount for which existing claims may be resolved, on the other, in the opinion of Telefónica’s management and its legal counsel the final outcome of the issue should not have a material impact on Telefónica’s results of operations or financial position.

b)   Profit-sharing bonds

Telefónica along with the Argentine government, has been notified of approximately 675 lawsuits, which include 7,100 plaintiffs in the aggregate, claiming money to redress the damages suffered by the plaintiffs due to not having received the profit-sharing bonds (“BPG”) at the time ENTel was privatized, basing their claim on State Reform Law No. 23,696 enacted in August 1989.

Despite Telefónica’s rejection and several judgments from original and appellate jurisdictions in its favor, on August 12, 2008 in “GENTINI, Jorge vs. Argentine Government”, the CSJN, by a majority vote, provided that Presidential Decree No. 395/92, which recognized that Telefónica was under no obligation to issue the profit-sharing bonds as established by Law No. 23,696, was unconstitutional, and declared the legitimacy of the claim for damages filed by the twenty plaintiffs in this lawsuit.

The CSJN judgment envisages that the judges from original jurisdiction, in this case, the National Appellate Court with Labor Jurisdiction, must decide the nature and the extent of the responsibility attributable to each one of the defendants, i.e., the Argentine government and Telefónica. As of the date of issuance of these financial statements, the Court of Appeals has not ruled on this issue. In the opinion of Telefónica’s legal advisors, it is the Argentine government who should be attributed such responsibility.

The development of the Gentini case as well as the other claims filed, raise the uncertainties inherent to any legal proceeding. In particular, there are specific issues, in addition to those mentioned in the preceding paragraph, that will have to be determined by the judge hearing the case with regards to the factors that should be taken into consideration to quantify any potential amount to be paid. They include, among others: (i) the profit-sharing percentage: although this percentage in the Gentini case is about 2% of net income, according to the background information related to other privatized companies, this percentage ranges from 0.25% to 0.50% of net income, (ii) the periods in force for the right to access the BPG, (iii) the parties who are entitled to file the claim, and (iv) the effects on the BPG of the repurchase of Telefónica’s Class C shares in 1998. Considering the information available as of the date of issuance of these financial statements and the different scenarios arising from the set of premises above-mentioned, the maximum amount of risk for this contingency might represent approximately 1.3% of Telefónica’s total consolidated assets under Argentine GAAP as of December 31, 2008, a scenario that Telefónica’s management and its legal advisors consider is not probable. Telefónica has registered a reserve for contingencies based on its estimation of the probable amount, equivalent to 10.8% of the maximum amount.

Nevertheless, Telefónica considers that it has no responsibility for not issuing the BPG, which is the reason why Telefónica will bring a legal action against the Argentine Government in order to obtain the reimbursement of any amount that Telefónica might be required to pay for these claims.

Based on the information and the elements available as of the date of the issuance of these financial statements and considering the risks and uncertainties inherent in any legal proceeding, according to the opinion of Telefónica and its legal advisors, the probability that the outcome of these proceedings will have a significant negative effect on the results of Telefónica’s operations or its financial position is remote.

c)   U.I.T. Liability

On July 29, 2003, Telefónica received a communication sent by the CNC requesting Telefónica and Telefónica Larga Distancia de Argentina S.A. (“TLDA S.A.”) a company currently merged with and into Telefónica, to deposit  51 million (including principal and interest as of July 31, 2003), which, according to the communication, was related to the savings obtained, plus interest, by such companies as reductions in employers' contributions approved by Presidential Decree No. 1,520/98 and supplementary standards that were applied to the salaries of such companies' personnel in the period April 1999 through June 2001.

Pursuant to Resolution S.C. N° 18,771/99, these savings were to be applied to the execution of programs or promotional projects in the framework of the presidential initiative argentin@internet.todos, to be managed by the U.I.T., both with respect to its own operations and as successor of the rights and obligations of TLDA S.A., which had recorded a liability related to these savings for the outstanding principal plus interest, amounting to 24 million. On March 23, 2007, Telefónica was notified of Resolution No. 42/07 issued by the S.C. which established a mechanism of reciprocal compensation for the balances in favor of Telefónica and the Argentine government accrued as a result of certain decreases and increases in employers’ social security contributions paid by Telefónica, and includes, for calculation purposes, the liability mentioned above. The S.C. had instructed the CNC to settle the amounts involved. In September 2007, Telefónica was notified of the determination issued by the CNC, which resulted in a net receivable in favor of Telefónica of 58.7 million, after offsetting the amount proceeding from the savings obtained from the reduced contributions plus its interest. According to Resolution No. 42 of the S.C., if a receivable balance remained in favor of Telefónica after the debt compensation, such balance could be compensated with certain liabilities related to the services object of Telefonica’s licenses. See note 9.3.

Additionally, Telefónica requested the S.C. to offset the fines imposed by the CNC with the remaining receivable established by the above-mentioned Resolution, requesting that the S.C. compensate such fines for an amount of 0.1 million. According to the compensation mechanism established by Resolution No. 42, Telefónica has recognized the compensation for an amount of 27.9 million, which represents the present value of the probable amount related to such fines.

As of December 31, 2008, after the carried out compensations, the net credit balance in favor of Telefónica amounts to 12.8 million.

As of the date of issuance of these financial statements, Telefónica has not been notified of any additional resolution from the S.C. in relation to the issues described in this note. Telefónica has disclosed the related liabilities of 27.9 million (which represents the present value of the probable amount related to the above-mentioned fines) net of the offsettable receivable. Telefónica will recognize any remaining receivable in connection with the Resolution, as the related mechanisms of reciprocal compensation are verified.

d)   Fiber optic-cables

In December 2000, Telefónica was served with an ex officio assessment imposed by Argentine Tax Authorities in relation to income tax for the fiscal years 1994 through 1999. Such adjustment was due to differences in the criterion used to calculate the depreciation of fiber optic cables. Whereas Telefónica applies a useful life of 15 years, the Argentine Tax Authorities proceeded to the assessment based on a useful life of 20 years. Having analyzed the issue, Telefónica and its legal counsel appealed the assessment imposed by the Federal Tax Authorities with the Argentine Administrative Tax Court based on Telefónica's opinion that there are strong arguments against the Tax Authorities' assessment.

However, in November 2004 the Argentine Administrative Tax Court entered a judgment against Telefónica forcing it to amend the tax returns referred to above. Additionally, the judgment repealed the penalties imposed by Tax Authorities on the grounds that there were admissible elements in support of the figure of excusable error. Given that judgment, Telefónica was compelled to pay 6 million plus 17 million as compensatory interest in December 2004 which have been charged as of that date to the statement of operations as definitive payment. In Telefónica’s opinion this matter will not have any additional effects beyond these payments.

Notwithstanding the above paragraph, and although the final resolution is subject to the contingencies inherent in any pending court judgment, Telefónica and its legal counsel believe that there are legal grounds for a successful appeal of the judgment entered against Telefónica and they have presented an appeal to have this judgment reviewed by the National Court of Appeals in Administrative Contentious Matters. As of the date of issuance of these financial statements, the Court has not ruled on this matter.

e)   Others

Consumidores Libres initiated a legal action against Telefónica, Telecom S.A., Telintar Argentina S.A. (“Telintar S.A.”)  and the Argentine government. The object of this action is to declare the nullity, unlawfulness and unconstitutionality of all the standards and rate agreements issued since the Transfer Contract, Consumidores Libres object being to have the rates of the basic telephone service reduced and the amount supposedly collected in excess refunded, limiting them in such a way that the Licensees’ rate of return should not exceed 16% per annum on the fixed assets as determined in point 12.3.2 of the List of Conditions approved by Presidential Decree No. 62/90. Also, other points of Telefónica’s contracting policy have been called into question.

After analyzing the claim, Telefónica’s legal counsel answered it, petitioning that it should be dismissed on the grounds that it fails to state a claim with a basis in law. The court of original jurisdiction ruled in Telefónica’s favor, but this resolution was revoked by the Court of Appeals which resolved that the claim should not be dismissed but substantiated at the court of original jurisdiction. None of these courts have yet ruled on the substance of the claim. Through its legal counsel, Telefónica filed an appeal with the CSJN against the Court of Appeal’s resolution, which was denied. Telefónica subsequently filed an appeal of such denial with the CSJN and has also been rejected.

In this scenario, on October 4, 2001, Court Room IV of the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires awarded a precautionary measure requested by the plaintiff ordering the Argentine Government, Telefónica and Telecom S.A. "to refrain from applying the corrections set forth in Section 2 of the Agreements approved by Presidential Decree No. 2,585/91 until final judgment is rendered in the case", which meant that the rates could not be adjusted by the U.S. Consumer Price Index.

Telefónica appealed such decision before the CSJN rejecting the arguments stated therein, which has been adversely determined as of the date of issuance of these financial statements.

On June 22, 2007, the court of original jurisdiction declared the termination of the proceedings. Consumidores Libres appealed the court decision, which at the date of issuance of these financial statements is pending of resolution.

In the opinion of Telefónica’s management and of its legal counsel, it is unlikely and remote that the resolution of this issue could have a negative effect on the results of Telefónica’s operations or its financial position.

11.       FINANCING

11.1     WORKING CAPITAL AND OTHER BANK AND FINANCIAL LONG-TERM PAYABLES

As of December 31, 2008, the Company's consolidated current assets are 450 million less than its consolidated current liabilities. The Company will finance the payment of liabilities with funds provided by its operations and with short-term bank loans.

The Company’s general financing policy is to cover future fund needs to continue its investment plan and repay short and long-term debt mainly with funds generated by the operations plus bank loans and/or access to capital markets and ultimately applying for financing from the Company's indirect parent company.

In the past, the Company managed to gradually reduce its financial indebtedness through a combination of cancellations at maturity, issuance of negotiable obligations, and short and long-term refinancings. The Company expects to arrange for additional placements in the future. Those placements, in conjunction with internally-generated cash flows and possible refinancing options and/or other financing alternatives that the Company may consider will, in the opinion of the Company’s management, enable the Company to settle or successfully refinance the remaining balance of its indebtedness.

As of December 31, 2008, the Company held long-term funds from major financial institutions in an amount equivalent to 103 million with maturity in February 2011 and May 2017, accruing a nominal annual interest rate ranging from 1.75% to 2.30%. These funds have been borrowed under terms and conditions customary to this kind of transaction, which generally refers to the commitment not to encumber or grant security interests on its assets or on present or future revenues, other than certain permitted encumbrances or unless certain predetermined conditions are met.

11.2.     NEGOTIABLE OBLIGATIONS

As of December 31, 2008, there were three negotiable obligations series outstanding:

Issuance Month/Year	Face Value as of December 31, 2008 (in millions)	Term (in years)	Maturity Month/Year	Rate per annum (%)	Use of proceeds
08/03	US$196.5 b)	7	11/2010	9.125	a)
08/03	US$0.03	8	08/2011	8.85	a)
08/03	US$134.6	8	08/2011	8.85	a)

a)	Refinancing of liabilities.
b)	During November 2008, Telefónica accepted an offer to repurchase its negotiable obligations for a face value of US$ 16 million.

The prospectus related to the issuance of these negotiable obligations describes the issuance in detail. The main stipulations concern: a) commitment of Telefónica not to create liens, except certain permitted liens, over its present or future assets or revenues, unless Telefónica's commitments under the negotiable obligations meet certain requirements; b) conditions for the early redemption of the issuance and c) events of default whereby the note holders could accelerate the maturity dates, such causes being, among others, failure to pay on the securities, default on other debts in amounts equal to or exceeding US$ 20 million, attachments which in the aggregate exceed US$ 10 million, etc.

As of the date of issuance of these financial statements, in the opinion of the Company’s management, Telefónica has met all the obligations arising from the agreements signed in connection with these issuances.

Telefónica’s Shareholders’ Meeting held on December 19, 2003 approved the creation of a new global program (the “Program”) for the issuance of simple negotiable obligations not convertible into shares, denominated in pesos or in any other currency, with ordinary guarantee, in various series and/or successive tranches, either cumulative or noncumulative, for a maximum outstanding amount of 1.5 billion pesos or its equivalent amount in other currencies, and delegated to the Board of Directors the ability to set the remaining issue conditions and to decide whether to request authorization to quote in the BCBA and the MAE (automated over-the-counter market in Argentina) and/or other foreign exchange markets. As of December 31, 2008, there are no negotiable obligations outstanding under this Program, which is in force until April 23, 2009.

12.        PARENT COMPANY AND RELATED COMPANIES

12.1.	COINTEL

COINTEL is the controlling shareholder of the Company. On July 10, 2007 and November 12, 2007, COINTEL transferred Class A and Class B shares representing 11% and 1.14%, respectively, of Telefónica’s capital stock and votes to TMA S.A. COINTEL holds 52.7% of Telefónica’s capital stock (Class A shares 51.5% and Class B shares 1.2%) and has the votes required to prevail in shareholders’ meetings.

Given that on December 15, 2000, Telefónica S.A.  (“TSA”) acquired the majority interest of the capital stock of COINTEL, TSA indirectly controls 98% of the voting rights of the total outstanding shares of Telefónica.

In 1997, some of the common shareholders of COINTEL, who, as of the date of the signed agreement, owned an 83.36% equity interest in COINTEL executed an agreement to regulate certain corporate decisions such as the dividend policy or preferential rights held by some of them (members of the consortium, as defined in the Transfer Contract, and its affiliates) to provide goods and services under terms equal or more favorable than those offered by third parties. Telefónica made certain transactions with COINTEL’s shareholders and companies related thereto, that included the services rendered by TSA (the “Operator”) and those rendered by third parties related to the shareholders of COINTEL (see note 12.3.).

12.2.	MANAGEMENT AGREEMENT AND BRAND LICENSE

Management agreement

The List of Conditions for the privatization of ENTel provided that one of the members of the consortium taking part in the privatization had to be an experienced telecommunications operator, which was required to enter into a management agreement with the surviving companies of ENTel establishing a fee for the services provided by the operator.

As a result of the requirements of the List of Conditions, Telefónica entered into a management agreement with TSA, whereby the latter was the "Operator" (“the Management Agreement”). Under the Management Agreement, TSA was responsible for managing Telefónica’s business and for providing services, expertise and know-how with respect to Telefónica's entire range of activities. Also, the Management Agreement provided TSA with management powers relating to Telefónica's day-to-day operations. TSA's responsibilities included: (i) developing general policies; (ii) designing personnel and compensation structures; (iii) supplying necessary personnel; (iv) selecting appropriate expertise and technology; and (v) developing detailed action plans and budgets for Telefónica.

As of the date of signing the Management Agreement, TSA held a 6% indirect equity interest in Telefónica.

The Management Agreement established that the management fee paid to the Operator, TSA, shall amount to 9% of Telefónica’s “gross margin” defined as (+) Net income (+) amortizations (+) financial expenses (+) income tax, and (+) the management fee itself.

In accordance with the List of Conditions, the term of Telefónica’s Management Agreement coincided with the exclusivity period, i.e. until October 10, 1999. As provided for in the Management Agreement, if Telefónica's exclusivity period were extended, the contract would continue to be in effect with a management fee of up to 9% of the “gross margin” through April 30, 2003 and that; if it was extended beyond that date, the management fee percentage would be reduced to a negotiated amount ranging between 1.5% and 5% of the “gross margin”.

On July 30, 2003, Telefónica and TSA had entered into a Supplement to the Management Agreement stipulating that the management fee amounted to 4% of the gross margin. The expiration of the Management Agreement took place on April 30, 2008.

Based on the above and taking into account that at the date of signing the Management Agreement TSA held a 6% indirect equity interest in Telefónica, management believes that the fee agreed between Telefónica and TSA was not less favorable than those that would have been obtained from unaffiliated third parties.

Brand License

At the Board meeting held on July 24, 2008, Telefónica’s Board of Directors approved a brand license agreement, whereby TSA grants Telefónica with a license to various of its brands in Argentina (including the Telefónica brand). This agreement is effective from May 1, 2008, through December 31, 2011, and may be renewed by any of the parties for three-year periods. In consideration thereof, in the event that the prior-fiscal-year operating cash flow was positive, Telefónica will pay a fee calculated as 0.75% of Telefónica’s revenues for fiscal 2008, 1% of Telefónica’s revenues for fiscal 2009, 1.3% of Telefónica’s revenues for fiscal 2010 and 1.6% of Telefónica’s revenues for fiscal 2011, excluding from Telefónica’s revenues those deriving from transactions with companies of the Telefónica Group, the sale of fixed assets, financial investments and earnings from claims and litigation. In the event that the preceding fiscal year showed a negative operating cash flow, Telefónica shall pay an annual fee calculated based on the disbursements made by TSA regarding the industrial property portfolio licensed to Telefónica during the applicable license year.

The Board of Directors’ approval of this agreement was given only after Telefónica’s Audit Committee, had previously considered that the agreement was reasonably framed within regular market conditions, in compliance with the requirements of Decree No. 677/01.

12.3.	OUTSTANDING BALANCES AND TRANSACTIONS WITH PARENT COMPANY AND RELATED COMPANIES

On July 24, 2008, Telefónica’s Board of Directors approved the execution of an agreement with Telfisa Global BV (“Telfisa”), a financial company owned by TSA, to place a maximum amount up to US$ 90 million. Such funds accrue interest at an annual rate determined as the one-month LIBOR rate plus four basis points.

In addition to the acquisition mentioned in note 12.1., on June 4, 2008, TMA S.A. acquired 280,000 ADSs from a mutual fund, each representative of 40 Class B shares of Telefónica corresponding to 0.1604% of Telefónica’s capital stock and, on October 9, 2008, TMA S.A. agreed with Telefónica International S.A. (“TISA”) the acquisition of Class B shares and ADS representative of approximately 7.2% of Telefónica’s capital stock. The price of the transaction was established at US$ 150 million. As of December 31, 2008 approximately U$S 100 million (equivalent to 4.84% of Telefónica’s capital stock) of the total agreement had been transferred. On January 27, 2009, Telefónica informed to the CNV that the transfer of Class B shares was completed. Additionally, on March, 16, 2009, TMA S.A. agreed with TISA the acquisition of 17,460,501 ADSs, corresponding to 10% of Telefónica´s capital stock. After the completion of this transaction, TMA S.A. will have 29.56% of Telefónica´s capital stock.

During the fiscal years ended December 31, 2008, 2007 and 2006, the following transactions were made with the indirect controlling shareholder of the Company and related companies.

	December 31, 2008	December 31, 2007 (3)	December 31, 2006 (3)

	Income / (Expense)
Management Fee
Telefónica S.A. - Sucursal Argentina	(22)	(61)	(74)

Brand license
TSA	(22)	-	-
Net income (expense) from goods and services
TMA S.A.	340	295	295
Compañía de Radiocomunicaciones Móviles S.A. (“CRM S.A.”) (2)	-	-	30
TDA S.A. (4)	(5)	20	34
Telinver S.A. (1)	-	-	4
Atento Argentina S.A. (“Atento”)	(9)	(19)	(19)
Telefónica Ingeniería de Seguridad S.A. (“TIS S.A.”)	(7)	(6)	(3)
Telefónica International Wholesale Services Argentina S.A. (“TIWS Argentina”)	6	8	6
Telefónica International Wholesale Services S.L. (“TIWS España”)	(1)	-	-
Telcel Venezuela (“Telcel”)	9	5	3
C.P.T. Telefónica del Perú (“CPT”)	(2)	(1)	14
Telefónica S.A. – Sucursal Argentina	(1)	(3)	(3)
Televisión Federal S.A. – TELEFE	(8)	(3)	(1)
Telefónica International Wholesale Services América S.A. (“TIWS America”)	1	2	1
Telefónica Investigación y Desarrollo S.A. (“TID S.A.”)	-	(1)	(1)
Telefónica Empresas Brasil S.A.	-	-	(1)
Colombia Telecomunicaciones S.A.	(1)	(1)	2
Telefónica Móviles Uruguay S.A.	5	3	1
Telefónica Larga Distancia de Puerto Rico, Inc.	-	-	1
TSA	(10)	(2)	1
CTC Mundo S.A. (“CTC”)	3	(7)	(1)
Telefónica Gestión de Servicios Compartidos S.A. (“T-Gestiona S.A.”)	3	(3)	1
Terra Networks Argentina S.A. (“Terra”)	(13)	(7)	(2)
Telecomunicaciones de San Pablo S.A. (“Telesp”)	(9)	(4)	(4)
TISA	(1)	-	-
Centros de Contacto Salta S.A.	(21)	-	-
Mar del Plata Gestiones y Contactos S.A.	1	-	-
Tevefe Comercialización S.A.	-	(1)	-
	280	275	358
Net income (loss) on financial charges
TISA	-	-	(1)
TPI (1)	-	-	5
Telinver S.A. (1)	-	-	2
TMA S.A.	5	3	-
Telfisa	3	-	-
	8	3	6

Purchases of good and services
TDA S.A. (4)	1	2	6
TIS S.A.	1	3	1
	2	5	7
Purchases of other assets
TDA S.A. (4)	11	-	-
	11	-	-

(1)   Companies belonging to the group until August 2006 (see note 14.).
(2)   On June 6, 2006, CRM S.A. and TMA S.A. entered into a final merger agreement, which was registered with the Public Register of Commerce (“PRC”) on September 12, 2006.
(3)   See note 2.1.
(4)   In 2008, includes transactions prior to the date of acquisition. See note 18.

Telefónica payables to/receivables from TSA and other COINTEL’s shareholders and related companies as of December 31, 2008 and 2007 are:

	December 31, 2008	December 31, 2007 (1)
ASSETS

Current investments

TMA S.A.	-	240
Telfisa	190	-
Total Current investments	190	240

Trade receivables

TDA S.A.	-	20
Telcel	9	2
T-Gestiona S.A.	8	4
TIWS Argentina	-	4
TIWS América	4	4
CPT	1	-
Atento	17	-
Córdoba Gestiones y Contactos S.A.	4	-
Microcentro de Contacto S.A.	1	-
Mar del Plata Gestiones y Contactos S.A.	2	-
Televisión Federal S.A. – TELEFE	2	1
Telefónica Móviles Uruguay S.A.	5	1
Telefónica Larga Distancia de Puerto Rico, Inc.	1	1
Others	-	1
Total Trade receivables	54	38

Other receivables
TDA S.A.	-	20
Telefónica Media Argentina S.A.	2	2
TISA	3	3
Telefónica S.A. – Sucursal Argentina	3	-
TIWS América	3	4
Telefónica International Wholesale Services Brasil	1	1
Telefónica International Wholesale Services Perú S.A.C.	1	1
Total Other receivables	13	31
TOTAL ASSETS	257	309

LIABILITIES

Trade payables

Telefónica S.A. – Sucursal Argentina (2)	51	58
CTC	2	8
TIWS Argentina	54	54
TIWS América	2	2
TIWS España	2	-
Telefónica Servicios Audiovisuales	1	1
TIS S.A.	3	1
TID S.A.	2	1
Atento	-	2
Telesp	5	4
TMA S.A.	14	50
Terra	3	1
TSA (3)	27	-
Telefónica Data USA, Inc.	2	1
Telefónica Datacorp S.A.	2	-
Centros de Contacto Salta S.A.	4	-
Colombia Telecomunicaciones S.A.	-	1
CPT	-	1
Total Trade payables	174	185

Other payables
TSA	16	15
Telefónica S.A. - Sucursal Argentina	-	1
Telefónica International Holding B.V. (4)	4	4
Total Other payables	20	20

TOTAL LIABILITIES	194	205

(1) See note 2.1. (2) Related to liabilities from management fee. See note 12.2. (3) In 2008, includes 24 million related to brand license. See note 12.2. (4) See note 6.

13.	RULES GOVERNING THE PROVISION OF BASIC TELEPHONE AND OTHER SERVICES

Since March 1992 and in compliance with its specific functions, the CNC, formerly known as National Telecommunications Commission (“CNT”), and the S.C. have regulated certain aspects related to the basic and international telephone services such as the procedure to make claims, contracting, billing and service quality, some of which have been subject to of appeals by the Company.

In the context of the transition to competition in telecommunications, the PEN issued Presidential Decree No. 764/00 which repealed, among others, Resolutions Nos. 18,971/99 and 16,200/99 and approved the Universal Service Regulations to promote access to telecommunications services by customers either located in high-cost access or maintenance areas, or with physical limitations or special social needs. Such regulation effective from January 1, 2001, establishes that the deficit for the provision of these services by the Company will be afforded by “Universal Service Fund”, to be financed by all telecommunications providers (including the Company) through the payment of 1% of total revenues for telecommunications services net of any applicable tax and automatic deductions provided by the related regulation.

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

In addition, these resolutions set forth that each provider shall inform to the CNC, on a monthly basis, of the amounts deposited in its account at Banco de la Nación Argentina, and must submit an affidavit, identifying the amounts payable as investment contributions and, if applicable, any amounts spent by the provider in the implementation of programs which are to be deducted from the contribution to be paid. Resolution No. 2713/2007 of the CNC put into effect the affidavit model, established procedures regarding the determination of the calculation basis applicable to the investment contribution and instructed that any amounts to be offset in connection with performance of the Universal Service Program “will be subject to the final determination of the activities undertaken by the Commission created by Section 10 of Resolution No. 80 and to any determination subsequently issued in the framework of Resolution No. 80 and concurrent Resolution No. 82”. As regards the amounts to be paid, the S.C. issued Resolution No. 82, whereby an “ad hoc” commission was to be created, for the purpose of identifying the providers required to pay investment contributions to the Universal Service Trust Fund, analyzing the existing programs and evaluating their impact in determining the applicable compensations regarding the initial programs currently underway, determining the amounts corresponding to the services provided in connection with the Universal Service Program. As of the date of issuance of these financial statements, the “ad hoc” Commission has not defined the mechanism and criteria to determine the amounts to be eventually compensated and the procedures by which the companies may recover any cost incurred in the execution of the initial programs.

As of the date of issuance of these financial statements, the Company has filed monthly affidavits to the CNC for the periods corresponding to July 2007 through January 2009. Regarding to such monthly affidavits, Telefónica estimated the amounts corresponding to the initial programs mentioned above, resulting in a receivable balance determined for Telefonica to collect from the Trust Fund for a total amount of 739 million for the mentioned period. This amount reflects the estimated excess amounts incurred by Telefonica in the supply of services under the Universal Service program during the period July 2007 through January 2009, and for some of them, the applicable authority has not yet established the mechanism of valuation or approval. Regarding TDA S.A., it has deposited the resulting monthly amount in a Banco de la Nación Argentina account in the name of TDA S.A. As of December 31, 2008, the balance of the mentioned account amounts to 2 million.

On April 3, 2008, the PEN issued Decree No. 558/08 which replaces Exhibit III to Decree No. 764/00 and creates the Trust Fund for the Universal Service, that must be implemented and set up through the execution of a trust in conformity with Law No. 24,441 in a term of one hundred and eighty days. The providers of telecommunications services shall act in their capacity as trustors in this trust, which shall rely on the assistance of a Technical Committee made up by seven members (two members shall be appointed by the S.C., one member shall be appointed by the CNC, three members shall be appointed by the providers – two of which shall be appointed by the holders of the concession for the supply of basic telephone services – and the last member to be appointed by Independent Carriers). This Technical Committee shall be entrusted with the preparation of annual resources forecasts, the instructions to be imparted to the Trustee, the orders for the Trustee to disburse the amounts required to finance the Universal Service programs, reports to the applicable authorities concerning any irregularity identified in the application of funds. As regards the contributions payable, Decree No. 558/08 sets forth that the duty imposed on each provider to make a given contribution shall be audited and supervised by the CNC. The amounts payable must be tendered on the monthly due dates established by the S.C. Additionally, section 10, sub-section f) of the mentioned Decree sets forth that the Technical Committee must prepare annual cash flow projections corresponding to the established programs and communicate them to the Regulatory Authority, clarifying that the related funding needs may not exceed the financial capacity of the Universal Service Trust Fund. On May 26, 2008, the Committee for the Organization of the Universal Service Trust Fund was created, with the purpose of drafting the model trust agreement, designing the applicable procedure to select the trust manager and submitting the proposal to the applicable authorities and carry forward with the public procedure for the selection of the trust manager to be proposed to the S.C.

On December 9, 2008, Resolution No. 405/08 of the S.C. was issued, which provides that until the  Universal Service Trust Fund is implemented, the providers of telecommunication services shall deposit in the accounts opened in compliance with Section 1 of Resolution No. 80/07 of the S.C. the contribution equivalent to 1% of total revenues from telecommunication services, net of any applicable tax and automatic deductions, without discounting the amounts that could eventually be applicable as a result of the execution of the Universal Service programs that the applicable authority could determine in compliance with Section 2 of Decree No. 558/08 and Section 6 of the latest Universal Service Regulations approved by such Decree. The amounts shall be deposited at the due date related to the subsequent month to that in which the Resolution was enacted. The amounts to be deposited related to the deductions resulting from execution of the Universal Service programs as from the implementation of Decree No. 558/08 until the Resolution was enacted, will not accrue interest. Finally, the amounts that providers of telecommunication services might be entitled to receive as result of the execution of Universal Service programs, regardless of their nature, accrued as from the implementation date of Decree No. 558/08 will be paid with the amounts to be deposited in the Universal Service Trust Fund.

Decree No. 558/08 does not provide interpretations contrary to the providers right to offset the contribution obligation against the amounts for the execution of Universal Service Programs. However, Resolution No. 405/08 of the S.C. provides that the deposit must be made without discounting the amounts relating to the execution of Universal Service programs. In the opinion of Telefónica’s legal advisors, this last resolution is illegitimate and arbitrary, and in that sense, Telefónica filed a brief challenging this resolution to the S.C., as there are sustiantiated reasons to consider that it will be finally repealed.

On January 16, 2009, Resolution No. 7/09 of the S.C. was published in the Official Bulletin, approving the form of trust agreement whereby the Universal Service Trust Fund will be implemented, indicating the Banco Itau Buen Ayre S.A. as trust manager.

As mentioned in note 2.3.c), the Company calculates the effect corresponding to the Universal Service contribution, consisting in 1% of revenues from telecommunication services, net of the automatic deductions provided by the CNC rules and regulations, and in accordance with the Company’s estimates of the amounts payable within each fiscal year, based on the regulations in force as of that date. In the event that the above-mentioned calculation results in amounts payable by the Company, the corresponding net amount is recorded as a reserve. All other deductions and subsidies that must first be pre-approved by the regulatory entity will be booked by the Company as receivable in the fiscal year in which they will probably be reimbursed by such entity and can be valued with certainty.

The supply of telecommunications services is governed by the regulations that the Federal Legislative Power and the agencies under the PEN regulating such activities are empowered to issue. In addition, the Company is subject to the rules and regulations inherent in any business conducted at the federal, provincial and municipal level according to the respective rules and regulations in each jurisdiction. In particular, telecommunications services are regulated by the S.C. and are supervised by the CNC subject to the involvement, in certain cases, of the FATB and the Under Secretary of Consumers’ Protection. The S.C. establishes the regulation framework and the applicable policies. The CNC applies the normative framework and the policies and supervises the telecommunications industry. The FATB enforces and supervises the dispositions related to competition issues and the Under Secretary of Consumers’ Protection applies and supervises dispositions related to consumer protection.

Regulations governing the supply of telecommunications services enacted by the Federal Legislative Power as laws are enacted after the following process: submission of a bill, study and/or modification of such bill by the applicable legislative commissions, a favorable vote by both Houses of the Federal Congress and enactment of the bill into law if no veto has been issued by the PEN. At present there are various legislative initiatives in process, including:

•
bills aimed at regulating all public utilities, based on the definition of utilities proposed (which  includes the activities subject to regulation carried out by Telefónica and establishing the manner in which concessions are granted as well as the possibility of revoking such concessions, imposing regulations in the area of tariffs such as, for instance, the prohibition of automatic tariff adjustment, imposing an obligation to make investments as a condition to maintain the concession granted, among others) and,

•	bills aimed at regulating the utilities’ ability to discontinue the supply of services to customers in arrears.

Pursuant to the Memorandum of Understanding 2006, the PEN has undertaken to make efforts to establish in the future a stable legal framework allowing to regulate the activities in the sector. To that end, it shall send a bill of proposed legislation to the Legislative Power which shall include the following minimum contents:

•	assurance of a stable and effective regulatory framework applicable to the industry;
•	maintenance and assurance of legal stability for the benefit of service development;
•	strengthening of the Nation's common welfare;
•	assurance of adequate service supply;
•	assurance of effective protection for the rights of users and consumers;
•	incentives to the involvement of the private sector in telecommunications;
•	promotion of a sustainable technological evolution in the sector with a view to fixed and wireless connectivity;
•	development of the Argentine telecommunications industry;
•	promotion of job creation;
•	promotion of investment commitments that guarantee sustainable development in telecommunications infrastructures based on respect for the principle of technological freedom and;
•	establishment of equal treatment for all providers.

The Company is unable to foresee if, in the future, the legislative bills or other regulation to be proposed will be enacted into law or if they will become part of the regulatory framework that governs the Company's activities. Nor can the Company foresee if the original version of the proposals mentioned and/or future projects shall be amended or not, or if there will be amendments that may have a lesser or greater impact on the conditions and the framework in which the Company currently operates.

The financial statements consider the effects derived, and foreseen by management from the regulations enacted as of the date of issuance of these financial statements. The effects of any new regulation that may be issued will be considered when they effectively come into force and become a part of the regulatory framework applicable to the Company's activities.

14.       SALE OF TELEFONICA’S EQUITY INTEREST IN TELINVER S.A.

Sale of Telefónica’s interest in Telinver S.A.

On November 11, 2005, Telefónica sold 100% of its shares in Telinver S.A. and other related assets to TPI and TPII, which acquired 95% and 5% of the shares, respectively, Spanish companies members of the Telefónica Group and companies affiliates until August 2006. The transaction was approved by Telefónica’s Audit Committee prior to the discussion thereof by the Board of Directors. The Audit Committee concluded that the transaction, the conditions of which are summarized below, may be fairly considered as meeting the normal and usual market conditions.

Telefónica has granted the guarantees customary in these kinds of purchase and sale agreements.

As a result of this disposal, Telefónica has discontinued operations in the advertising exploitation business segment, as Telefónica continues only with the telecommunications segment. The balances related to the disposal of Telinver S.A. are disclosed as of December 31, 2008 and 2007, under the captions “Net liabilities from discontinued operations”  and “Net assets from discontinued operations”, respectively.

Commitments related to the sale of the equity interest in Telinver S.A.

As part of the sale transaction of Telinver S.A. mentioned above, Telefónica granted usual guarantees in this type of transaction to the TPI Group including the inexistence of liabilities or encumbrances not disclosed in Telinver S.A.’s financial statements as of the date of the transaction and the responsibility on legal, tax, and labor contingencies prior to the acquisition, among others.

In addition, Telefónica guarantees to the TPI Group, during a five-year term counted as from the date of execution of the sale transaction, that the price of the transaction will be adjusted in the event of changes in the economic and financial conditions of the telephone directory advertising exploitation and publishing agreement, as well as in the event that Telefónica is prohibited from rendering the service stipulated in the Offering Letter for the collection and billing through the telephone bill services.

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

On November 15, 2005, the Administrative Tax Court of Appeals issued a ruling on the third resolution whereby it determined that Telinver S.A. should pay a total amount of 15 million, including principal and interest. Telinver S.A. paid 1.7 million of principal claimed by the DGR as previous requirement to appeal the decision of the Administrative Tax Court of Appeals before the contentious administrative courts. In addition, Telinver S.A. requested a precautionary measure based on the unconstitutional nature of the interest calculation method provided in the Buenos Aires Province Tax Code. On August 18, 2006, Telinver S.A. was notified of a report issued by the Tax Technical Advice of the DGR accepting the claim filed by Telinver S.A. in connection with the application of the cap on interest established by Law No. 13,405, section 16, and demanding payment of 9.9 million. Telinver S.A. filed a brief challenging a portion of that amount. On September 20, 2006, Telinver S.A.’s position was dismissed and, in order to avoid an enforced collection lawsuit, Telinver S.A. informed its will to pay, reserving the right to challenge payment in the judicial file. On November 11, 2006, Telinver S.A. paid under protest the amount claimed plus interest for 11 million and filed a brief abandoning the precautionary injunction requested.

On April 11, 2007, certain Telinver S.A. officers received orders to pay in a 5-day term an amount of 4.4 million plus compensatory interest with respect to the first resolution previously mentioned. On April 17, 2007 in order to avoid an enforced collection lawsuit, Telinver S.A. paid the amount claimed by the DGR along with the amount claimed in the second resolution mentioned above for a total of 26 million, including interest. Additionally, in November 2007, Telefónica was notified of an additional claim from the DGR for differences in the calculation of the amounts paid for a total amount of 3.2 million. On June 10, 2008, in order to avoid an enforced collection lawsuit, Telefónica paid the mentioned amounts plus interests for a total amount of 3.3 million, still pending the regulation of professional fees.

Based on the progress of the case as of the date of issuance of these financial statements and although the final outcome is subject to the uncertainties inherent to any pending court judgment, to date, it is uncertain whether Telefónica be granted the economic benefits related to the sale in connection with the contingency mentioned herein and, therefore, has deferred until the uncertainty described above is resolved an amount, net of payments, of 11 million as of December 31, 2008 (see note 2.3.m).

15.       RESTRICTED ASSETS

Under an agreement signed between Telefónica and Intelsat U.K., in connection with the segment capacity utilized, Telefónica has granted a guarantee in cash for an amount of US$ 0.66 million, which has been recorded under the caption Other receivables as of each fiscal year-end. TDA S.A. also maintains a payment guarantee of the obligations with Intelsat U.K. that could arise in connection with a segment capacity utilized for an amount of US$ 0.5 million. The cash guarantee is registered under the caption “Other non-current receivables”.

16.       FINANCIAL LEASES

a)  As lessee:

TDA S.A. has executed agreements in which the assignation of resources is established, in order to cover operating activities needs. These agreements include clauses determining the value to be paid by TDA S.A. during the effectiveness thereof as charge for the use of the assets assigned. The call option may be exercised and notified not less than ninety calendar days before the expiration of each agreement term. Based on the agreement conditions, and as TDA S.A.’s intention is to exercise the call option, TDA S.A. has recognized the value of the assets involved in accordance with professional accounting standards applicable to financial leases. As of December 31, 2008, the total value of the installments related to the assets amounts to 7 million, while the fair value of such assets amounts to 6.6 million. The estimated useful life for the fixed assets resulting from the financial lease agreements is three years.

The amount of the minimum installments as of December 31, 2008, is:

	Nominal value	Present value

Up to one year	5	4.9
From one to five years	2	1.7
	7	6.6

b)  As lessor:

On the other hand, TDA S.A. has entered into agreements similar to those detailed in a) in which it acts as lessor. In accordance with the conditions of the agreements, some of which envisage call options at market value, TDA S.A. has accounted a low value of the assets involved, in accordance with professional accounting standards applicable to financial leases. As of December 31, 2008, the total value of the installments related to the assets amounts to 4 million, while the current value amounts to 3.6 million.

The amount of the minimum installments as of December 31, 2008, is:

	Nominal value	Present value

Up to one year	2.8	2.5
From one to five years	1.2	1.1
	4.0	3.6	(1)

(1)   Includes 2 million with Atento, Cordoba Gestiones y Contactos S.A., Microcentro de Contacto S.A., Mar del Plata Gestiones y Contactos S.A. and Centro de Contacto Salta S.A.

17.        PLANS RELATED TO PERSONNEL

Performance Share Plan

On June 21, 2006, TSA’s General Shareholders’ Meeting approved a performance share plan intended for certain executives of Telefónica Group (Performance Share Plan or “PSA”). On November 7, 2006, both companies Boards of Directors took note of the PSA and entrusted the Chairmans to develop and establish the specific conditions applicable to the PSA. Additionally, on February 15, 2007, Telefónica’s and TDA S.A.’s Boards of Directors approved the PSA. This plan consists in awarding a specified number of TSA’s shares to selected beneficiaries as a variable compensation, subject to compliance with the requirements under the plan.

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

At the beginning of each cycle, the number of shares to be granted to the beneficiaries of the PSA based on the level of achievement of the goals is determined, observing the maximum number established. Shares are awarded after the end of each cycle. For the first three cycles the maximum number of shares to be awarded to the Company’s executives benefiting from the PSA amounts to about 63,900 shares, 56,200 shares and 61,200 shares, respectively.

Cycles are independent from each other. The first cycle begins on July 1, 2006 (with award of shares as from July 1, 2009), and the fifth cycle begins on July 1, 2010 (with award of shares as from July 1, 2013).

As of December 31, 2008, the Company’s consolidated liability for this plan amounts to 3 million representing the Company’s obligations as of that date. For the fiscal years December 31, 2008, 2007 and 2006, the Company’s expense accrued in relation with this plan amounted to 1.2 million, 1.1 million and 0.5 million, respectively.

Incentive plan for executives with payment in cash

On August 8 and August 9, 2005, Telefónica’s Board and TDA S.A.’s Board, respectively, approved an Incentives Program to be paid to Executive officers in cash (the “Program”), designed by TSA at a global level and consisting in an incentive in cash payable at the end of the Program. The Program was in force from January 1, 2005, through December 31, 2007.

The companies recognized their obligation associated with the execution of the program under the straight-line method over its term of duration, based on the level of achievement of the objectives set in the Program. For the fiscal years ended December 31, 2008, 2007 and 2006, the Company’s expenses related to this plan amounted to 3 million, 0.8 million and 0.9 million, respectively, and were included under the caption “Salaries and social security taxes”. See note 20.h).

Early Retirement Plan

On July 24, 2006 and February 14, 2007, Telefónica’s and TDA S.A.’s Boards of Directors, respectively, approved a voluntary Early Retirement Plan (“the plan”) for the benefit of Company’s employees who, upon opting for the plan, have paid contributions to the pension plan for 30 years and still have to pay pension plan contribution for up to 15 years in order to meet the required age to retire according to current rules and regulations, among other eligibility requirements. The plan consisted in an early retirement option accompanied by a financial proposal that provided for an initial payment and a plan of monthly installments until the required retirement age is reached. The plan was addressed to all the personnel meeting the eligibility requirements and it would initially cover from 50 to 120 people for the first month in force. Until mid-2007 Telefónica assessed the renewal of the plan and the incorporation of new beneficiaries on a monthly basis. In mid-2007, the Company’s management launched new conditions for the Early Retirement Plan mainly related to economic features and benefits (additional half-yearly installments, pension supplements, etc.). This plan was communicated to the trade unions and beneficiaries and the period to join the plan ended on December 31, 2008. For the fiscal years ended December 31, 2008, 2007 and 2006, the Company’s expense accrued in relation to this plan amounted to 13 million, 253 million and 7 million, respectively. As of December 31, 2008, the Company maintains a consolidated liability amounting to 168.7 million in relation with this plan that represents the present value of the payments committed as of the fiscal year-end date, considering a risk-free discount rate estimated by the Company that reflects the market evolution of the time value of money.

Social Security Plan for Executives

As of December 31, 2006, Telefónica’s management had approved the summary of a social security plan for executives (the “SSE Plan”) effective as from January 1, 2006, which consists in making monthly contributions shared between executives and the Company to a special vehicle in order to cover contingencies related to retirement, early retirement, total disability and death of the executives eligible as beneficiaries of the SSE Plan. On February 15, 2007, the summary of the SSE Plan was approved by Telefónica’s Board of Directors. The contributions are based on a percentage of the annual and fixed gross compensation of the participant and an additional percentage paid by the Company in different portions. The Company is not liable for the performance of the funds contributed or for the availability thereof to the participants. The Company has not completed the implementation of the abovementioned plan. As of December 31, 2008 the Company maintains a consolidated liability amounting to 11 million, and as of December 31, 2007 Telefónica maintained a liability amounting to 7 million, which represent their estimated obligation based on the current terms as of each date of these financial statements.

For the fiscal years ended December 31, 2008, 2007 and 2006, the Company’s expenses accrued in relation with this plan amounted to a loss of 4 million, a gain of 16 million and a loss of 23 million, respectively, and were included under the caption “Salaries and social security taxes”. See note 20.h).

18.       PURCHASE OF TDA S.A.’s SHARES

In connection with the Telefónica Group internal reorganization process, on May 4, 2006, Telefónica’s Board of Directors approved the purchase of shares that represent 97.89% of the capital stock and votes of TDA S.A., owned by Telefónica Datacorp S.A. (“DataCorp”), a company indirectly controlled by TSA. This transaction was approved by Telefónica’s Audit Committee, prior to its discussion by the Board of Directors. The Audit Committee considered that the transaction reasonably qualifies as having been agreed on terms that are usual and customary in the market.

On May 8, 1997, TX-DX Argentina Comunicaciones S.A. was created, having as a main objective the telecommunication services supply on its own or on behalf of third parties. On September 19, 2001, its Special Shareholders’ Meeting approved the current name TDA S.A.

TDA S.A.’s business is the digital connectivity services (high-capacity data transmission and other value added services), Internet access services for corporate clients, and the provision of advisory services, consulting, design, supply and implementation of telecommunication systems and information technologies.

On June 16, 2006, Telefónica and DataCorp entered into a Share Purchase and Sale Agreement (the “Share Purchase and Sale Agreement”) that provided that the transaction was contingent upon, among other obligations assumed by the parties, the obtaining of the authorization by the S.C. in the terms of Decree No. 764/00, which was obtained and notified on March 31, 2008. However, on June 15, 2007, Telefónica and DataCorp had already agreed to extend the term for compliance with other conditions established in the Share Purchase and Sale Agreement for an additional 12-month period from that date.

In addition, as DataCorp had received a request from a minority shareholder of TDA S.A. to purchase its stockholdings according to Decree No. 677/01, on March 26, 2008 DataCorp notified TDA S.A. of its intention to purchase all minority shareholders’ shares according to Decree No. 677/01 Section VII. On October 16, 2008, the CNV approved DataCorp’s unilateral Letter of Intent to Acquire TDA S.A. shares in the terms of Section 28 of Decree No. 677/01 concerning TDA S.A. shares held by third parties. On November 17, 2008, DataCorp acquired 14,948 shares held by third parties.

On March 28, 2008 Telefónica and DataCorp signed an amendment to the Share Purchase and Sale Agreement providing for: (i) the purchase and sale of shares representing the 1.8578% of the capital stock and votes of TDA S.A. previously held by minority shareholders; (ii) the extension of the term for compliance with certain conditions (including the acquisition of the minority shareholders’ shares) for an additional six-month period beginning June 17, 2008; (iii) a purchase price for shares representing 97.89% of TDA S.A.’s capital stock of U.S.$ 56 million and a purchase price of U.S.$ 1 million for shares to be acquired from TDA S.A.’s minority shareholders; and (iv) a condition precedent that the procedure for acquiring all TDA S.A. shares held by minority shareholders be completed, and the amendment be approved by Telefónica’s Audit Committee and Board of Directors, which was granted on May 6, 2008.

On December 2, 2008, as the conditions mentioned in the preceding paragraphs had been met, Telefónica and DataCorp executed the closing agreement (the “Closing Agreement”) whereby DataCorp agreed to transfer to Telefónica 802,645 shares of common stock each with par value of AR$100 per share and entitled to one vote per share, representing approximately 99.75% of the capital stock and votes of TDA S.A.

The transfer of the above mentioned shares was made as follows:

- On December 2, 2008, concurrently with the execution of the Closing Agreement, 492,228 shares of common stock of TDA S.A., each with par value Ps.100 and entitled to one vote, were transferred from DataCorp to Telefónica;
- On December 11, 2008, 310,417 shares of TDA S.A. common stock, each with par value of AR$100 per share and entitled to one vote, were transferred from DataCorp to Telefónica.

The transaction was executed for a total amount of US$ 57,084,835. Subsequent to the acquisition of TDA S.A., Telefónica has undertaken the following actions:

On December 10, 2008 Telefónica made a paid-in capital contribution of 100 million in its controlled company TDA S.A. As a result of this capital increase 1,000,000 shares of common stock, each with par value AR$100 per share and entitled to one vote, were issued in Telefónica’s name. This contribution is currently pending registration of the Public Register of Commerce.

On December 10, 2008, TDA S.A. transferred to Telefónica its own common stock, equivalent to 1,972 shares representing approximately 0.25% of the capital stock and votes of TDA S.A. The transaction was made for a total amount of 483,864.

On December 23, 2008, Telefónica and its subsidiary company TDA S.A. entered into a Preliminary Merger Agreement, which purpose is (i) to analyze and, if applicable, start the merger process between both companies as from January 1, 2009; (ii) provide for the preparation of the related balance sheets; and (iii) to provide for the preparation of a Merger Prospectus and Preliminary Merger Commitment. On February 16, 2009 Telefónica and its subsidiary company TDA S.A.´s Board of Directors approved the consideration of merger between both companies, the Merger Prospectus and the Preliminary Merger Commitment.

On December 29, 2008, TDA S.A. Shareholders’ Meeting decided to capitalize the comprehensive adjustment to capital stock, which amounted to 145,227,662, increasing the capital stock from 180,461,700 to 325,689,362, issuing the corresponding shares in the name of Telefónica, sole shareholder. As of the date of issuance of these financial statements, the registration of this capital stock increase at the Public Register of Commerce is still pending.

19.	DIFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND U.S. GAAP

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

In August 1995, according to the then effective requirements of Argentine GAAP, the method of restatement of amounts into constant pesos was discontinued, due to the low levels of inflation at that time. However, from January 2002 to February 28, 2003, the increase in the consumer price index and in the wholesale price index was 43.6% and 119.7%, respectively, and therefore, inflation accounting was reinstated under Argentine GAAP as from January 1, 2002 (see note 2.2.). Also, under Argentine GAAP, the period August 1995 through December 2001 is considered to be a “stability period”, because of the low level of increase in general prices during that period. Accordingly, the financial statements have not been restated for the effects of inflation during such period.

As described in note 2.2., in 2002 the PEN repealed the provisions related to inflation adjustments; therefore, the CNV under Resolution N° 441/03 set forth that as from March 31, 2003, the restatement of financial statements in constant currency should be discontinued. The Company has followed the provisions of the CNV and prepared the financial statements recognizing the effects of inflation until February 28, 2003 (see note 2.2.). In December 2003, the CPCECABA discontinued the application of the restatement for inflation as from October 2003. The effect on the Company’s shareholders’ equity as of December 31, 2008, 2007 and 2006 and on results for the fiscal years then ended of not restating figures until September 30, 2003, is not significant.

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

2.   Termination Benefits

Under Argentine GAAP, in the case of an offer made to encourage voluntary redundancy the measurement of termination benefits should be based on the number of employees expected to accept the offer. Therefore, as of December 31, 2007, Telefónica recorded a liability corresponding to beneficiaries adhered to the plan as of such date and to the Management’s estimation of the implicit obligation arising from this plan related to employees expected to accept the offer.

Under U.S. GAAP, as regards by SFAS No 88, an employer that offers special termination benefits to employees shall recognize a liability and a loss when the employees accept the offer and the amount can be reasonably estimated. Consequently, as of December 31, 2007, Telefónica valued its obligation in relation to the Plan under U.S. GAAP at the present value of the future payments effectively agreed as of such date, based on the beneficiaries that accepted the plan (see c).

The term for accessing to the Plan ended on December 31, 2008. Consequently, as of that date, the liability corresponds to beneficiaries that adhered to the plan, both under Argentine and U.S. GAAP.

3.   Deferred income tax

Under Argentine GAAP, the Company records income tax by application of the deferred method, in accordance with the provisions of TR No. 17, as described in note 2.3.k).

Deferred tax assets result from the temporary differences arising from allowances, accruals and financial charges that are not yet deductible for tax purposes and tax loss carryforwards. Deferred tax liabilities result mainly from temporary differences between the carrying amount restated as described in note 2.2. and the value for tax purposes of fixed assets, due to different depreciation criteria and to the treatment of capitalized interest.

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

As of December 31, 2008 and 2007, based on the information and projections available as of those dates and considering the reversal of deferred tax assets and liabilities and the variables affecting future taxable income, including the renegotiation of the Argentine Government debt, the foreign exchange rate, inflation for the coming years, and the reduction in foreign currency debt of Telefónica, the Company estimates that the deferred tax assets as of December 31, 2008 and 2007 will probably be recovered, except for specific tax loss carryforward balance and for 1 million of minimum presumed income tax.

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

4.   Common control transaction

In December 2008, the Company acquired the total common capital stock of TDA S.A. which belonged to DataCorp, company controlled by TSA. (see note 18.).

Under Argentine GAAP the Company recorded a goodwill corresponding to the difference between the acquisition cost and the fair value of TDA S.A.’s identifiable net assets at the time of the capital stock acquisition, calculated on the basis described in note 2.3.h).

Under U.S.GAAP, due to the fact that this transaction was between entities under common control the assets and liabilities acquired were incorporated at their carrying amount of 133 million determined under U.S. GAAP and the excess over the carrying amount above-mentioned was treated as a dividend and a reduction of equity, in the amount of 63 million. The Company has decided not to restate the prior year’s financial statements since the effect is not material.

5.   Revenue Recognition

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

Revenue Arrangements with Multiple Deliverables

The Company follows the guidance of EITF 00-21 “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”) in its presentation of revenue and costs of revenue. EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. Specifically, this issue addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. In applying this issue, separate contracts with the same entity or related parties that are entered into at or near the same time are presumed to have been negotiated as a package and should, therefore, be evaluated as a single arrangement in considering whether there are one or more units of accounting. That presumption may be overcome if there is sufficient evidence to the contrary. This issue also addresses how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. The effect of this issue is not significant for the Company.

Service arrangements

In 2006 Telefónica agreed to receive a reduction of services provided under the Framework Agreement (see note 8.1.). Under Argentine GAAP, the Company recorded a gain for this reduction in fiscal year 2006. Under U.S. GAAP, the reduction in the baseline was recognized on straight line basis over the period of the renegotiated contracts until December 31, 2007 (see c).

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

Under U.S. GAAP, interest expense incurred on liabilities specifically identifiable to construction in progress is capitalized. For the portion of construction in progress not financed by specific liabilities, the capitalization rate applied to such excess is the weighted average of the rates applicable to other borrowings of the Company. Statement of Financial Accounting Standards (“SFAS”) No. 34 require interests costs incurred during periods in which an asset is under construction prior to use, sale or lease to be capitalized, regardless of the length of its construction period (see c).

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

8.   Debt Refinancing Costs

Under Argentine GAAP, material costs associated with the issuance of debt are deferred and charged to expense on a straight-line basis during the duration of the loan considering outstanding principal balances in the case of partially settled or restructured debt. However, for U.S. GAAP, EITF 96-19 specifies that if new debt is issued in exchange for old debt (see note 11.2.), and the new debt is not deemed to have substantially different terms than the old debt, any costs incurred with third parties directly related to the exchange are expensed as incurred, and SFAS No. 15 specifies that if new debt is issued in exchange for old debt in a “troubled debt restructuring”, any costs incurred with third parties directly related to the exchange are expensed as incurred and expenses related to outstanding principal balances are charged to expenses based on new terms of debt (see c).

In addition, under Argentine GAAP the expenses related to the issuance of negotiable obligations are disclosed net of the respective financial payables. Under U.S. GAAP in accordance with EITF 95-13 these expenses are disclosed under intangible assets.

9.   Settlement of Related-party debt

In 2003, the Company exchanged new notes of Telefónica for outstanding COINTEL notes. Pursuant to an agreement with TISA, the COINTEL notes were simultaneously transferred to TISA in exchange for a reduction in Telefónica’s debt with TISA.

Under Argentine GAAP, the issuance of the new Telefónica notes is to be recorded at the amount of money received. According to a pre-existing agreement, the new Telefónica notes were to be transferred to, and accepted by TISA at face value for the settlement of an equivalent amount of Telefónica’s debt with TISA, and the new Telefónica notes were issued at the same interest rate as the COINTEL notes and such interest rate is not considered by Telefónica to be much lower than market. For this reason, under Argentine GAAP, the amount for which the exchange of debt was accounted for was equal to face value.

Under U.S. GAAP, the acquisition of the outstanding COINTEL notes was accounted for at fair value. The difference between the face value of the new notes issued by Telefónica and fair value was recorded as a discount on the new Telefónica notes and is accreted as an additional interest expense from the issuance date through the maturity date of the new Telefónica notes, using the effective interest rate method. The difference between: i) the book value of the amount of debt owed to TISA that was settled in exchange for the transfer of an equivalent face value amount of COINTEL notes, and ii) the fair value of the COINTEL notes delivered, was accounted for as a capital contribution by TISA under U.S. GAAP (see c).

10. Discounted value of assets

Under Argentine GAAP certain assets and liabilities are to be measured in currency based on the calculation of their discounted value. As of December 31, 2006, minimum presumed income tax credits have been valued following this criterion. Under U.S. GAAP, minimum presumed income tax credits are considered as deferred tax assets, as established by SFAS No. 109 “Accounting for Income Taxes”. Such SFAS provides that deferred tax assets should be stated at their current value without discounting (see c).

11. Sale of the Telefónica’s equity interest in Telinver S.A.

As described in note 14., on November 11, 2005, Telefónica sold 100% of its shares in Telinver S.A. and other related assets to TPI and TPII, companies controlled by TSA as of such date. As a result of this disposal, the Company has discontinued operations in the advertising exploitation business segment, as the Company continues only with the telecommunications segment.

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

13. Comprehensive Income

The Company has not reported separately comprehensive income because there are no material differences between its net income and comprehensive income as defined by SFAS No. 130.

14. New accounting pronouncements (U.S. GAAP)

i)	Business combinations

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

ii)	Noncontrolling Interests in Consolidated Financial Statements

In December 2007, the FASB issued SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements”. This Statement amends ARB 51 to establish accounting and reporting standards for a non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 (that is, January 1, 2009, for entities with calendar year-ends). Earlier adoption is prohibited. The Company does not expect that the adoption of this statement will have a material effect on its financial position or results of operations.

iii)	Effective Date of SFAS No. 157

In February 2008, the FASB issued FASB Staff Position No. 157-2 (“FSP No. 157-2”), which delayed the effective date of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008. The Company does not expect that the adoption of this statement will have a material effect on its financial position or results of operations.

iv)	Disclosures about Derivative Instruments and Hedging Activities - An amendment of FASB Statement No. 133

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

v)	Hierarchy of Generally Accepted Accounting Principles

In May 2008, the FASB issued SFAS No. 162 “Hierarchy of Generally Accepted Accounting Principles”. This Statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements by nongovernmental entities that are presented in accordance with U.S. GAAP.

This Statement is effective for fiscal years beginning after November 15, 2008. The FASB has stated that it does not expected SFAS No 162 will result in change in current practices. The application of SFAS No 162 will have no effect on the Company´s financial position, results of operations or cash flows.

c) The following is a summary of the adjustments to net income and shareholders’ equity that would have been required had U.S. GAAP been applied instead of Argentine GAAP in the accompanying financial statements (amounts expressed in million of Argentine pesos):

	Dec-31-08	Dec-31-07	(d)	Dec-31-06	(d)
Net income according to financial statements, Argentine GAAP in constant pesos	337	72		222

U.S. GAAP adjustments
Increase (Decrease) due to:
Reversal of inflation restatement and monetary results (see b.1)	348	414		466
Termination benefits (see b.2)	(173)	173		—
Deferred income tax (b) (see b.3)	(61)	(206)		(166)
Revenue recognition (see b.5)	(1)	10		(9)
Financial income / (expense) (a) (see b.6, b.7 and b.8)	14	15		4
Settlement of related-party debt (see b.9)	(11)	(11)		(14)
Discounted value of assets (see b.3 and b.10)	—	(13)		4
Capital contribution (see b.11)	—	—		(3)
Other (c)	—	—		(1)
Net income in accordance with U.S. GAAP	453	454		503

	Dec-31-08	Dec-31-07	(d)
Shareholders’ equity, according to financial statements, Argentine GAAP in constant pesos	2,538	2,201

U.S. GAAP adjustments
Increase (Decrease) due to:
Reversal of inflation restatement and monetary results (see b.1):
— Fixed assets and other assets	(1,532)	(1,879)
— Intangible assets and goodwill	—	(1)
— Trade payables	30	32
— Other receivables	(5)	(7)
Termination benefits (see b.2)	—	173
Deferred income tax (b) (see b.3)	508	569
Common control transaction (see b.4)	(63)	—
Revenue recognition (see b.5)	(6)	(5)

Financial income / (expense):
— Capitalized interest (a) (see b.6)	26	14
— Capitalized exchange differences (see b.7)	(3)	(5)
— Debt refinancing costs (see b.8)	(1)	(1)

Settlement of related-party debt (see b.9)	30	41

Shareholders’ equity in accordance with U.S. GAAP	1,522	1,132

(a)
In the fiscal years ended December 31, 2008 and 2007 there were 12 million and 13 million additional gross interest, respectively, capitalized for U.S. GAAP purposes. In the fiscal year ended December 31, 2006 there was no additional gross interest capitalized for U.S. GAAP purposes. As of December 31, 2008 and 2007, the original value of the adjustment amounts to 58 million and 46 million, respectively, while accumulated depreciation amounts to 32 million and 32 million, respectively.

(b)	Deferred income tax adjustment according to U.S. GAAP:

	(Expense) Income
	Dec-31-08	Dec-31-07	(d)	Dec-31-06	(d)
U.S. GAAP adjustments to income related to reconciling items:
Reversal of inflation restatement	(121)	(145)		(172)
Termination benefits	61	(61)		—
Revenue recognition	—	(4)		3
Financial income / (expense)	(5)	(5)		(1)
Settlement of related-party debt	4	4		5
Discounted value of assets	—	5		(1)

Total deferred income tax from continuing operations expense	(61)	(206)		(166)

(c)	Other includes certain other adjustments which either individually or in the aggregate do not exceed 1 million.
(d)	See note 2.1.

	Dec-31-08	Dec-31-07	Dec-31-06
Basic earnings per share (1):
Under Argentine GAAP (2) (3):
From continuing operations, in constant pesos	0.0483	0.0103	0.0155
From discontinued operations, in constant pesos	0.0000	0.0000	0.0002

Amounts per financial statements in accordance with Argentine GAAP, in constant pesos	0.0483	0.0103	0.0157
Under U.S. GAAP (2) (4):
From continuing operations	0.0649	0.0650	0.0720
From discontinued operations	0.0000	0.0000	0.0000
Net basic earnings per share	0.0649	0.0650	0.0720

Basic earnings per ADS (1):
Under Argentine GAAP (2) (3):

From continuing operations, in constant pesos	1.9301	0.4124	1.2543
From discontinued operations, in constant pesos	0.0000	0.0000	0.0172
Amounts per financial statements in accordance with Argentine GAAP, in constant pesos	1.9301	0.4124	1.2715
Under U.S.GAAP (2) (4):
From continuing operations	2.5944	2.6002	2.8808
From discontinued operations	0.0000	0.0000	0.0000
Net basic earnings per ADS	2.5944	2.6002	2.8808

Weighted average number of shares outstanding for U.S. GAAP calculation purposes	6,984,200,296	6,984,200,296	6,984,200,296

Weighted average number of ADS outstanding, both for U.S. GAAP and Argentine GAAP calculation purposes	174,605,007	174,605,007	174,605,007

Weighted average number of shares outstanding for Argentine GAAP calculation purposes (3)	6,984,200,296	6,984,200,296	14,131,046,354

(1)	Diluted earnings per share and ADS are the same as basic earnings per share, as there are no outstanding options to purchase shares.
(2)	Amounts expressed in Argentine pesos.
(3)	See Note 2.3.n).
(4)
Under U.S. GAAP, the Company calculated the net basic earnings per share and per ADS on the basis of weighted average of common outstanding shares (net of the common treasury shares) computing retroactively the effects as of January 1, 2006, considering the redemption of outstanding shares carried out as a result of the voluntary capital stock reduction and the change in the face value of the shares (see note 6.).

d)   Other significant U.S. GAAP disclosure requirements.

The following represent additional financial statements disclosures required under U.S. GAAP.

1)   Deferred income tax:

The following table presents the components of the Company’s consolidated deferred tax balance from continuing operations (based on a U.S. GAAP balance sheet).

	Dec-31-08	Dec-31-07
Deferred tax assets:
Allowance for doubtful accounts	62	56
Contingencies and other nondeductible accruals and reserves	279	283
Income tax loss carryforwards and tax on minimum presumed income credits	23	192
Income tax on specific tax loss carryforwards resulting from the disposal of shares	5	5
Deferred revenues	42	40
Derivative instruments	2	2

	413	578
Allowance for specific tax loss carryforwards and tax on minimum presumed income credits	(6)	(5)

	407	573

Deferred tax liabilities:
Differences between tax and book basis of assets	81	101
Capitalized interest	9	5
Dismissal accrual for tax purposes	13	13
Settlement of related party debt	10	14

Other	2	2

	115	135

Net deferred assets from continuing operations (1)	292	438

(1)
As of December 31, 2008 the net current tax assets amount to 197 million and the net non-current tax assets amount to 95 million. As of December 31, 2007 the net current tax assets amount to 169 million and the net non-current tax assets amount to 269 million.

	Dec-31-08	Dec-31-07	Dec-31-06
Income tax expense from continuing operations at the statutory income tax rate in accordance with U.S. GAAP	(252)	(237)	(273)
Permanent differences:
Non deductible expenses/Non taxable earnings	2	18	(5)
Allowance of deferred tax assets (1)	(16)	(5)	—

Income tax expense from continuing operations	(266)	(224)	(278)

(1)	In 2008 includes 16 million disclosed under the caption “Assets from discontinued operations”. See note 3.1.l).

The Company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes: an interpretation of FASB No. 109” (“FIN 48”), in 2007. This interpretation states that an “enterprise shall initially recognize the financial statements effects of a tax position where it is more likely than not, based on the technical merits, that the position will be sustained upon examination”. As a result of implementing such interpretation, the Company has no impact on its financial condition and results of operations. The Company files income tax returns in Argentina. The Company is no longer subject to new income tax examinations by tax authorities for years before 2001. Fiscal year 2002 and beyond remain subject to examination by the Argentine Revenue Agency (AFIP).

Whenever applicable, the Company will recognize any interest and penalties related to uncertain tax positions in financial expense. Management does not believe there will be any material changes related to uncertain tax positions over the next twelve months.

2)	Loans to directors and employees:

Loans to the Company’s directors and employees were as follows:

	Dec-31-08	Dec-31-07
Balance in Argentine pesos	9	7

There were no loans to individuals in excess of US$ 100,000.

3)	Disclosures about fair value:

U.S. GAAP requires disclosure of the estimated fair value of Company’s financial instruments and investments (see notes 2.3.b) and 2.3.j)). The following methods and assumptions were used to estimate the fair value of each class of financial instruments.

The carrying amounts of cash, cash equivalents and current receivables and payables are considered to approximate to their fair values.

The fair value of government securities and corporate debt securities is based on quoted market prices for those investments:

	Dec-31-08		Dec-31-07
	Carrying amount	Fair value	Carrying amount	Fair value
Government securities	—	—	39	39
Corporate debt securities	—	—	240	240

The Company has adopted the effective provisions of SFAS No. 157. As of December 31, 2008, the

Company registered its mutual funds at fair value on a recurring basis under Level 1 input as defined by SFAS No. 157 (see note 20.d). The Company measures its derivative instruments, which include currency swaps and currency forwards agreements, at fair value on a recurring basis under Level 2 input as defined by SFAS No. 157. The Company relies on mid-market pricing valuations provided by banks to record its derivative instruments at fair value. There was no impact, or change in the basis for which the fair value of these items has been determined as a result of the adoption of SFAS No 157.

As of December 31, 2008, the Company registered 11 million and 1 million in “Other receivables” and “Other payables”, respectively, corresponding to the fair value of the currency swaps and currency forwards agreements as of such date.

The fair value estimated by the Company for other instruments is as follows:

	Dec-31-08	Dec-31-07
Negotiable obligations (quoted prices)	985	1,579
Negotiable obligations (carrying amounts)	1,167	1,520
Long-term financing (fair values)	37	50
Long-term financing (carrying amounts)	54	61
Foreign bank loans (fair values)	79	116
Foreign bank loans (carrying amounts)	100	102

The carrying amounts of bank and financial debt other than those previously mentioned obligations are considered to approximate to their fair values.

4)	Operating Leases

The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2008:

Year ending December 31:	2008
2008	47
2009	43
2010	36
2011	26
2012	3
Later years	2
Total minimum payments required	157

5)	Intangible assets

The expected amortization amount for the intangible assets in operation as of December 31, 2008 included in Note 20.b) is as follows:

2009	52
2010	33
2011	4
2012	1

e)	Business Segment Information

As from the disposal of Telinver S.A. described in Note 14., the Company continues only with the telecommunications segment.

Under U.S. GAAP, FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" requires that the Company presents certain information related with its products.

The Company prepares, for internal reporting purposes, limited financial information (primarily revenues) based on its different services including basic telephone services, special services and access charges, among others. The Company does not currently allocate all relevant costs to such markets nor does management use such information for making asset allocation decisions. Accordingly, such markets are not deemed to be operating segments as defined in SFAS No. 131.

	2008
	Telecommunications	Reconciliation to U.S. GAAP statement of operations	Total
Basic telephone service
Measured service	1,220	(45)	1,175
Monthly basic charges	933	(34)	899
Special services	1,056	(29)	1,027
Public phones	96	(4)	92
Access charges	813	(30)	783
International long-distance service	242	—	242
Direct lines	155	(6)	149
Other	246	(10)	236

Total	4,761	(158)	4,603

	2007
	Telecommunications	Reconciliation to U.S. GAAP statement of operations	Total
Basic telephone service
Measured service	1,094	(43)	1,051
Monthly basic charges	869	(34)	835
Special services	792	(20)	772
Public phones	135	(5)	130
Access charges	711	(28)	683
International long-distance service	230	—	230
Direct lines	129	(5)	124
Other	226	(10)	216

Total	4,186	(145)	4,041

	2006
	Telecommunications	Reconciliation to U.S. GAAP statement of operations	Total
Basic telephone service
Measured service	975	(39)	936
Monthly basic charges	832	(33)	799
Special services	653	8	661
Public phones	163	(6)	157
Access charges	654	(26)	628
International long-distance service	203	—	203
Direct lines	132	(5)	127
Other	234	(9)	225

Total	3,846	(110)	3,736

f)	Balance sheet under U.S. GAAP. Condensed consolidated balance sheets determined under U.S. GAAP as of December 31, 2008 and 2007 (1) are presented as follows:

Balance Sheet under U.S. GAAP	Dec-31-08	Dec-31-07 (1)

Cash	33	15
Investments	349	410
Trade receivables	698	590
Other receivables (2)	275	247
Inventories	17	8
Other assets	2	4
Total current assets	1,374	1,274

Trade receivables	5	-
Other receivables (3)	129	284
Fixed assets	3,320	2,962
Intangible assets	178	173
Total non current assets	3,632	3,419

Assets from discontinued operations (4)	-	16

Total assets	5,006	4,709

Balance Sheet under U.S. GAAP	Dec-31-08	Dec-31-07 (1)

Trade payables	933	789
Bank and financial payables	77	510
Payroll and social security taxes payable	249	168
Taxes payable	304	224
Other payables	25	54
Reserves	38	53
Total current liabilities	1,626	1,798

Trade payables	133	121
Bank and financial payables	1,217	1,176
Payroll and social security taxes payable	132	52
Other payables	12	18
Reserves	353	401
Total non current liabilities	1,847	1,768

Liabilities from discontinued operations	11	11

Total liabilities	3,484	3,577

Shareholders’ equity	1,522	1,132

Total liabilities and shareholders’ equity	5,006	4,709

(1)	See note 2.1.
(2)	Includes 197 million and 169 million of deferred net tax assets and 78 million of other receivables as of December 31, 2008 and 2007, respectively.
(3)	Includes 95 million and 269 million of non-current deferred tax assets as of December 31, 2008 and 2007.
(4)	In 2008, includes 16 million fully reserved. See note 20.e).

g)	Statement of operations under U.S. GAAP:

Under U.S. GAAP, items included in “Other expenses, net”, are deducted from the line Operating Income.

Under U.S. GAAP, turnover tax is classified net in “Net revenues”.

Condensed consolidated statements of operations determined under U.S. GAAP for the fiscal years ended 2008, 2007 and 2006 (1) are presented as follows:

	Dec-31-08	Dec-31-07 (1)	Dec-31-06 (1)
Net revenues	4,603	4,041	3,736
Cost of services provided	(2,264)	(1,911)	(1,875)

Gross profit	2,339	2,130	1,861
Administrative expenses	(496)	(499)	(387)
Selling expenses	(904)	(622)	(380)
Exchange differences, net	(10)	(3)	(1)

Operating Income	929	1,006	1,093
Loss on equity investments	—	—	(1)
Financial income on assets	124	83	90
Financial loss on liabilities	(334)	(411)	(401)

Income before income tax	719	678	781
Income tax	(266)	(224)	(278)

Net income for the year	453	454	503

(1)	See note 2.1.

20.           OTHER FINANCIAL STATEMENT INFORMATION

The following tables present additional financial statement disclosures required under Argentine GAAP:

a)	Fixed assets
b)	Intangible assets
c)	Investments in shares, securities issued in series and holdings in other companies
d)	Other investments
e)	Allowances and accruals
f)	Cost of good sold
g)	Assets and liabilities in foreign currency
h)	Expenses incurred

a)	Fixed assets

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2008

(amounts stated in millions of Argentine pesos, restated as described in note 2.2.)

	Original value
Main account	Amounts at beginning of year	Incorporated by acquisition (3)	Increases	Retirements	Transfers	Amounts at end of year

Land	111	-	-	-	-	111
Buildings	1,729	1	-	-	7	1,737
Switching equipment	4,317	15	-	(12)	50	4,370
Transmission equipment	4,376	285	2	(2)	255	4,916
Network installation	7,668	63	-	(5)	62	7,788
Telephones, switchboards, booths and others	785	-	106	(147)	16	760
Furniture and office equipment	538	55	2	-	58	653
Automobiles	62	-	1	(1)	-	62
Work in process	438	39	494	-	(301)	670
Materials (1)	51	15	231	(64)	(134)	99
Prepayments to vendors	22	-	6	-	(13)	15

Subtotal	20,097	473	842	(231)	-	21,181

Allowance for impairment (2)	-	(98)	-	-	-	(98)

Total	20,097	375	842	(231)	-	21,083

	Depreciation
Main account	Accumulated at beginning of year	Useful life (in years)	Incorporated by acquisition (3)	For the year		Retirements	Accumulated at end of year	Net book value at end of year

Land	-	-	-	-		-	-	111
Buildings	645	50	-	41		-	686	1,051
Switching equipment	4,051	10 – 15	10	98		(12)	4,147	223
Transmission equipment	3,547	10 – 12	170	223		(2)	3,938	978
Network installation	5,813	15	40	413		(2)	6,264	1,524
Telephones, switchboards, booths and others	698	2 – 7	-	109		(147)	660	100
Furniture and office equipment	496	1 – 5	47	55	(4)	-	598	55
Automobiles	53	5	-	4		(1)	56	6
Work in process	-	-	-	-		-	-	670
Materials (1)	-	-	-	-		-	-	99
Prepayments to vendors	-	-	-	-		-	-	15

Subtotal	15,303		267	943		(164)	16,349	4,832

Allowance for impairment (2)	-		(70)	(1)		-	(71)	(27)

Total	15,303		197	942		(164)	16,278	4,805

(1)	Net of 15 million of obsolescence allowance.
(2)	See note 2.3.f).
(3)	See note 18.
(4)	Includes 0.2 million resulting from amortization of assets recorded under capital leases.

a)	Fixed assets (Cont.)

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2007 (1)

(amounts stated in millions of Argentine pesos, restated as described in note 2.2.)

	Original value
Main account	Amounts at beginning of year	Increases	Net Retirements	Transfers	Amounts at end of year

Land	111	-	-	-	111
Buildings	1,724	-	-	5	1,729
Switching equipment	4,235	-	(4)	86	4,317
Transmission equipment	4,224	-	(7)	159	4,376
Network installation	7,639	-	(9)	38	7,668
Telephones, switchboards, booths and others	730	36	(40)	59	785
Furniture and office equipment	484	1	-	53	538
Automobiles	61	1	-	-	62
Work in process	313	380	-	(255)	438
Materials (2)	50	187	(56)	(130)	51
Prepayments to vendors	15	22	-	(15)	22

Total	19,586	627	(116)	-	20,097

	Depreciation
Main account	Accumulated at beginning of year	Useful life (in years)	For the year	Retirements	Accumulated at end of year	Net book value at end of year

Land	-	-	-	-	-	111
Buildings	604	50	41	-	645	1,084
Switching equipment	3,915	10	140	(4)	4,051	266
Transmission equipment	3,317	10	237	(7)	3,547	829
Network installation	5,380	15	437	(4)	5,813	1,855
Telephones, switchboards, booths and others	657	5 – 7	81	(40)	698	87
Furniture and office equipment	458	1 – 3	38	-	496	42
Automobiles	43	5	10	-	53	9
Work in process	-	-	-	-	-	438
Materials (2)	-	-	-	-	-	51
Prepayments to vendors	-	-	-	-	-	22

Total	14,374		984	(55)	15,303	4,794

(1)	See note 2.1.
(2)	Net of 17 million of obsolescence allowance.

a)      Fixed assets (Cont.)

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2006 (4)

(amounts stated in millions of Argentine pesos, restated as described in note 2.2.)

	Original value
Main account	Amounts at beginning of year	Increases	Net Retirements	Transfers (3)	Amounts at end of year

Land	113	-	-	(2)	111
Buildings	1,725	-	(5)	4	1,724
Switching equipment	4,192	-	(5)	48	4,235
Transmission equipment	4,058	1	(1)	166	4,224
Network installation	7,588	-	(17)	68	7,639
Telephones, switchboards, booths and others	686	29	(15)	30	730
Furniture and office equipment	440	1	-	43	484
Automobiles	57	5	(1)	-	61
Work in process (1)	271	322	-	(280)	313
Materials (2)	57	117	(51)	(73)	50
Prepayments to vendors	19	13	-	(17)	15

Total	19,206	488	(95)	(13)	19,586

	Depreciation
Main account	Accumulated at beginning of year	Useful life (in years)	For the year	Retirements	Transfers (3)	Accumulated at end of year	Net book value at end of year

Land	-	-	-	-	-	-	111
Buildings	566	50	42	(2)	(2)	604	1,120
Switching equipment	3,751	10	169	(5)	-	3,915	320
Transmission equipment	3,046	10	272	(1)	-	3,317	907
Network installation	4,960	15	437	(17)	-	5,380	2,259
Telephones, switchboards, booths and others	644	5 – 7	28	(15)	-	657	73
Furniture and office equipment	427	1 – 3	31	-	-	458	26
Automobiles	34	5	10	(1)	-	43	18
Work in process (1)	-	-	-	-	-	-	313
Materials (2)	-	-	-	-	-	-	50
Prepayments to vendors	-	-	-	-	-	-	15

Total	13,428		989	(41)	(2)	14,374	5,212

(1)	Capitalized interests in work in process amount to 9 million. See note 2.3.f).
(2)	Net of 22 million of obsolescence allowance.
(3)	Includes 5 million of real property intended for sale and 6 million transferred to intangible assets.
(4)	See note 2.1.

b)	Intangible assets

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2008

(amounts stated in millions of Argentine pesos, restated as described in note 2.2.)

	Original cost
Main account	At beginning of year	Incorporated by acquisition (1)	Increases	Transfers	At end of year

Trademarks	1	-	-	-	1
License (frequencies)	59	1	-	-	60
No competition obligation	2	-	-	-	2
IT applications	900	2	-	38	940
IT applications in process	66	-	57	(38)	85
Client portfolio	-	-	5	-	5

Total	1,028	3	62	-	1,093

	Amortization
Main account	At beginning of year	Annual rate (%)	Incorporated by acquisition (1)	For the year	At end of year	Net book value at end of year

Trademarks	-	-	-	-	-	1
License (frequencies)	58	10	-	1	59	1
No competition obligation	1	14-20	-	-	1	1
IT applications	800	33	2	54	856	84
IT applications in process	-	-	-	-	-	85
Client portfolio	-	25	-	1	1	4

Total	859		2	56	917	176
(1)	See note 18.

b)	Intangible assets (Cont.)

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2007 (1)

(amounts stated in millions of Argentine pesos, restated as described in note 2.2.)

	Original cost
Main account	At beginning of year	Increases	Transfers	At end of year

Trademarks	1	-	-	1
License (frequencies)	59	-	-	59
No competition obligation	2	-	-	2
IT applications	792	-	108	900
IT applications in process	111	63	(108)	66

Total	965	63	-	1,028

	Amortization
Main account	At beginning of year	Annual rate (%)	For the year	At end of year	Net book value at end of year

Trademarks	-	-	-	-	1
License (frequencies)	56	14	2	58	1
No competition obligation	1	14	-	1	1
IT applications	718	33	82	800	100
IT applications in process	-	-	-	-	66

Total	775		84	859	169

(1)	See note 2.1.

b)       Intangible assets (Cont.)
TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2006 (2)

(amounts stated in millions of Argentine pesos, restated as described in note 2.2.)

	Original cost
Main account	At beginning of year	Increases	Transfers (1)	At end of year

Trademarks	1	-	-	1
License (frequencies)	59	-	-	59
No competition obligation	2	-	-	2
IT applications	778	1	13	792
IT applications in process	39	79	(7)	111

Total	879	80	6	965

	Amortization
Main account	At beginning of year	Annual rate (%)	For the year	At end of year	Net book value at end of year

Trademarks	-	-	-	-	1
License (frequencies)	55	14	1	56	3
No competition obligation	-	14	1	1	1
IT applications	645	33	73	718	74
IT applications in process	-	-	-	-	111

Total	700		75	775	190

(2)	Includes 6 million transferred from fixed assets.
(3)	See note 2.1.

c)	Investments in shares, securities issued in series and holdings in other companies

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2008 AND 2007 (1)

(amounts stated in millions of Argentine pesos)

	2008				2007
Name and features	Face value of shares	Number of securities	Cost	Book Value	Book Value

Current assets (2)

Government securities – Discount bond	-	-	-	-	30
Government securities – GDP – related securities	-	-	-	-	9
Negotiable obligations of TMA S.A.	-	-	-	-	240

Total current				-	279

Total				-	279

(1)	See note 2.1.
(2)	See note 2.3.b).

d)	Other investments

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2008 AND 2007 (1)

(amounts stated in millions of Argentine pesos)

	Dec-08		Dec-07
Main account and features	Book value

Current investments:

Foreign currency deposits (note 20.g)	272	(2)	51
Local currency deposits	5		80
Mutual funds	72
Total	349		131

(1)	See note 2.1.
(2)	Includes 190 million with related companies (see note 12.3).

e)	Allowances and accruals
TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2008 AND 2007 (6)
(amounts stated in millions of Argentine pesos)

	2008
Account	Balance at beginning of year	Incorporated by acquisition (5)	Increases		Decreases		Balance at end of year

Deducted from current assets:
For doubtful accounts	179	4	74		(55)		202
For impairment in value and slow turnover	2	3	-		(1)		4

	181	7	74		(56)		206
Deducted from noncurrent assets:
For doubtful accounts	2	-	-		(2)		-
Impairment of fixed assets	-	28	-		(1)		27
Allowance on minimum presumed income tax	-	1	-		-		1

	2	29	-		(3)		28

Total	183	36	74	(1)	(59	)(2)	234

Included in current liabilities:
Reserves	53	2	-		(17)		38

Included in noncurrent liabilities:
Allowance for specific tax loss carryforward	5	-	-		-		5
Reserves	401	-	93	(3)	(141)		353

	406	-	93		(141)		358

Total	459	2	93		(158	)(4)	396

Included in net liabilities from discontinued operations:
Allowance for deferred tax assets	-	-	16		-		16

Total	-	-	16		-		16

	2007
Account	Balance at beginning of year	Increases and transfers		Decreases		Balance at end of year

Deducted from current assets:
For doubtful accounts	155	63		(39)		179
For impairment in value and slow turnover	2	-		-		2

	157	63		(39)		181
Deducted from noncurrent assets:
For doubtful accounts	3	-		(1)		2

	3	-		(1)		2

Total	160	63	(1)	(40	)(2)	183

Included in current liabilities:
Reserves	80	5	(3)	(32)		53

Included in noncurrent liabilities:
Allowance for specific tax loss carryforward	-	5		-		5
Reserves	319	156	(3)	(74)		401

	319	161		(74)		406

Total	399	166		(106	)(4)	459
(1)	Included in selling expenses in the statement of operations.
(2)	In 2008 and 2007, includes 12 million and 13 million, respectively, for recovery of doubtful accounts.
(3)
In 2008 and 2007, includes 64 million and 44 million disclosed under “Other expenses, net” and 29 million and 102 million disclosed under “Financial expense and holding losses on liabilities”, respectively, in the statement of operations. Additionally, in 2007 includes transfers amounting to 15 million.

(4)
In 2008 and 2007, includes 7 million and 19 million, respectively, disclosed under “Other expenses, net” in the statement of operations, related to reversal of reserves. Additionally, in 2008 includes the compensation of 28 million mentioned in note 10.c).

(5)	See note 18.
(6)	See note 2.1.

e)	Allowances and accruals
TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2006 (5)

(amounts stated in millions of Argentine pesos)

	2006
Account	Balance at beginning of year	Increases		Decreases		Balance at end of year

Deducted from current assets:
For doubtful accounts	137	60	(1)	(42)	(2)	155
For impairment in value and slow turnover	2	-		-		2

	139	60		(42)		157
Deducted from noncurrent assets:
For doubtful accounts	4	1	(1)	(2)	(2)	3

	4	1		(2)		3

Total	143	61		(44)		160

Included in current liabilities:
Reserves	100	7		(27)	(4)	80

Included in noncurrent liabilities:
Reserves	203	170		(54)		319

Total	303	177	(3)	(81)		399

(1)	Included in selling expenses in the statement of operations.
(2)	Includes 26 million for recovery of doubtful accounts.
(3)	Includes 99 million disclosed under “Other expenses, net” and 78 million disclosed under “Financial expense and holding losses on liabilities”, in the statement of operations.
(4)	Includes 22 million disclosed under “Other expenses, net” in the statement of operations, related to reversal of reserves.
(5)	See note 2.1.

f)	Cost of good sold

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2008, 2007 AND 2006 (1)

(amounts stated in millions of Argentine pesos)

	Dec-08	Dec-07	Dec-06

Inventories at beginning of year	10	5	5

Incorporated by acquisition (2)	3	-	-

Purchases	17	16	13

Subtotal	30	21	18

Inventories at end of year	(12)	(10)	(5)

Total (note 3.1.m)	18	11	13

(1)	See note 2.1.
(2)	See note 18.

g)	Assets and liabilities in foreign currency

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2008 AND 2007 (1)

(amounts stated in millions of Argentine pesos)

	2008				2007 (1)
	Amount in units of foreign currency (2) (in millions)	Currency	Exchange rate	Book value in millions of pesos	Amount in units of foreign currency (2) (in millions)	Currency	Book value in millions of pesos
ASSETS
Current assets
Cash
Banks	1	US$	3.453700	3	-	US$	2

Investments
Foreign currency deposits	24	US$	3.453700	82	16	US$	51
Government securities	-	-	-	-	12	US$	39
Related companies	55	US$	3.453700	190	76	US$	240

Trade receivables	28	US$	3.453700	97	13	US$	41
	-	SDR	5.319600	1	-	SDR	1
Other receivables
Related companies	-	-	-	-	3	US$	11
Prepayment to vendors (3)	3	EURO	4.790700	15	3	EURO	15
Financial instruments	1	US$	3.453700	5	-	-	-
	-	EURO	4.790700	1	-	-	-
Other	2	US$	3.453700	6	1	US$	3

Total current assets				400			403

Noncurrent assets

Trade receivables	-	US$	3.453700	1	-	-	-

Other receivables
Financial instruments	2	US$	3.453700	5	-	-	-
Other	3	US$	3.453700	10	1	US$	2

Total noncurrent assets				16			2

Total assets				416			405

LIABILITIES
Current liabilities
Trade payables	85	US$	3.453700	295	52	US$	165
	3	EURO	4.790700	14	1	EURO	4
	2	SDR	5.319600	12	-	SDR	1
	8	¥	0.038128	-	6	¥	-
	1	BRL	1.476330	2	-	-	-

Bank and financial payables	8	US$	3.453700	26	136	US$	430
	1,060	¥	0.038128	41	1,069	¥	29
	2	EURO	4.790700	10	2	EURO	10
Other payables
Related companies	3	EURO	4.790700	13	3	EURO	13
Financial instruments	-	US$	3.453700	1	3	US$	9
Others	(1)	US$	3.453700	(3)	(2)	US$	(5)

Total current liabilities				411			656

Noncurrent liabilities
Trade payables	1	US$	3.453700	5	1	US$	3

Bank and financial payables	331	US$	3.453700	1,144	347	US$	1,094
	1,556	¥	0.038128	59	2,593	¥	73
	9	EURO	4.790700	44	11	EURO	51

Other payables
Related companies	1	EURO	4.790700	3	-	EURO	2
Financial instruments	-	-	-	-	2	US$	7

Total noncurrent liabilities				1,255			1,230

Total liabilities				1,666			1,886

(1) See note 2.1.
(2) Includes figures less than 1 million in foreign currency.
(3) Corresponding to prepayment to vendors for purchases of fixed assets (see note 20.a).

US$:	U.S. dollars	¥:	Yens
EURO:	European Currency	SDR:	Special Drawing Rights
BRL:	Brazilian Currency

h)	Expenses incurred

TELEFONICA DE ARGENTINA S.A.

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006 (1)

(amounts stated in millions of Argentine pesos)

	2008					2007	2006
ACCOUNT	OPERATING EXPENSES	ADMINISTRATIVE EXPENSES	SELLING EXPENSES	OTHER EXPENSES, NET	TOTAL	TOTAL	TOTAL

Salaries and social security taxes (3)	554	117	196	-	867	677	572
Other payroll expenses	9	5	2	-	16	9	7
Fixed assets depreciation	785	2	156	-	943	984	989
Fees and payments for services	657	209	186	-	1,052	869	805
Taxes	102	1	171	-	274	224	221
Advertising	-	-	181	-	181	119	84
Directors’ and statutory auditors’ payments	-	4	-	-	4	23	6
Insurance	-	19	-	-	19	16	13
Material consumption and other expenditures	127	6	5	-	138	96	80
Management fee	20	2	-	-	22	61	74
Brand license	-	-	22	-	22
Transportation	38	-	-	-	38	40	27
Rentals	35	8	1	-	44	34	34
Commissions	-	-	30	-	30	28	26
Allowance for doubtful accounts	-	-	74	-	74	63	61
Recovery of doubtful accounts (2)	-	-	(19)	-	(19)	(23)	(35)
Tax on bank transactions	-	47	-	-	47	41	35
Intangible assets amortization	16	31	9	-	56	84	75
Net book value of fixed assets retired	-	-	-	3	3	5	3
Employee terminations (4)	-	-	-	88	88	361	35
Other	-	1	-	77	78	51	81

Total 2008	2,343	452	1,014	168	3,977

Total 2007	2,105	469	771	417		3,762

Total 2006	2,140	417	517	119			3,193

(1)	See note 2.1.
(2)
In 2008, 2007 and 2006 it includes 7 million, 10 million and 9 million, respectively, related to collections from customers written off as of December 31, 2007, 2006 and 2005, and to other recoveries, respectively.

(3)	In 2008, includes 28 million related to the compensation described in note 10.c).
(4)	In 2007, includes 253 million related to early retirement plans. See note 17.