Form 20-F
period 2009-12-31
TELEFONICA OF ARGENTINA INC
filed 2010-04-09
CIK 914242

As filed with the Securities and Exchange Commission on April 9, 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

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

☒  Yes       ☐  No

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒  Yes       ☐  No

Indicate by check mark if the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non- accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP   ☐          International Financial Reporting Standards as issued by the International Accounting Standards Board   ☐   Other   ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐  Item 17       ☒  Item 18

If this an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
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

Such statements reflect our current views regarding future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that forward-looking statements may express or imply, for example:

•	the current economic stability in Argentina;

•	the recent international economic crisis;

•	our contract renegotiation process with the Argentine government;

•	inflation;

•	the volatility of the Argentine peso;

•	the performance of our competitors;

•	changes in financial regulation;

•	changes in telecommunications regulation;

•	revocation of our license to provide telecommunications services; and

•	the outcome of pending legal claims against us.

Some of these risk factors are discussed in more detail in this Annual Report, included under “Item 3. Key Information—Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” If one or more of these risks or uncertainties affects future events and circumstances, or if underlying assumptions do not materialize, actual results may materially differ from those described in this Annual Report as anticipated, believed, estimated or expected. We have no plans to update any industry information or forward-looking statements set out in this Annual Report and have no obligation to update any such statements.

PRESENTATION OF FINANCIAL INFORMATION

In December 2008, we acquired 100.0% of the equity interest in the capital stock of our affiliated company Telefónica Data Argentina S.A. (“TDA S.A.”), a company dedicated to the supply of telecommunication services in its own name or on behalf of third parties. (See “Item 4. Information on the Company—Our History and Development—Purchase of TDA S.A.”). According to the Preliminary Merger Agreement and the schedule defined by us, January 1, 2009 was established as a reorganization date, based on both companies´ book values, resulting from their annual financial statements as of December 31, 2008. On May 1, 2009, TDA S.A.´s operating and accounting systems were incorporated into our systems and both companies’ operations were unified. As a result, our balance sheet as of December 31, 2009 incorporates the assets, liabilities and results of operations of TDA S.A. as of January 1, 2009. Our consolidated financial statements for the fiscal year ended December 31, 2008, included for comparative purposes, have been prepared considering TDA S.A.’s balance sheet as of December 31, 2008, and the operations of this company since its acquisition until December 31, 2008.The financial information presented for comparative purposes corresponding to periods prior to the acquisition date, have been prepared on an unconsolidated basis. Our audited financial statements as of and for the fiscal years ended December 31, 2009, 2008 and 2007, and the Notes thereto (the “Annual Financial Statements”) are set forth on pages F-1 through F-71 of this Annual Report.

Our Annual Financial Statements as of  December 31, 2009 and 2008 and for the fiscal years ended December 31, 2009, 2008 and  2007 included in this Annual Report were audited by Pistrelli, Henry Martin y Asociados S.R.L., Member Firm of Ernst & Young Global (“Ernst & Young”). Ernst & Young’s audit report dated April 9, 2010 is included in this Annual Report.

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

For the fiscal years ended December 31, 2009, 2008, 2007 and 2006 we use the exchange rate for our balance sheets and income statements as of each date or period-end quoted by the Banco Central de la República Argentina (the “Central Bank” or “BCRA”), in its Communication A3500 (the “BCRA exchange rate”). For the explanation how this exchange rate is calculated see: http://www.bcra.gov.ar/pdfs/comytexord/A3500.pdf (the instructions are in Spanish). For the fiscal year ended December 31, 2005, our balance sheet and income statement use the exchange rate as of the relevant date or period-end quoted by Banco de la Nación Argentina (“Banco Nación”). The change was mainly due to the fact that since the fiscal year 2006 almost all our operations and transactions are made with the BCRA exchange rate. The difference between the Banco Nación and the BCRA exchange rate is not material. Figures presented elsewhere in this Annual Report are translated taking into account the above mentioned sources.

As of December 31, 2009, the BCRA exchange rate was Ps.3.7967 per U.S.$1.00 and as of April 8, 2010 such exchange rate was Ps.3.8758 per U.S.$1.00. As of December 31, 2009 the Banco Nación exchange rate was Ps.3.80 per U.S.$1.00 and as of April 8, 2010 such exchange rate was Ps.3.8760 per U.S.$1.00. As of December 31, 2009 the yen exchange rate was Ps.0.040944 per ¥1.00 and as of December 31, 2009 the euro exchange rate was Ps.5.453 per €1.00. The reader should not construe the translation of currency amounts in this Annual Report to be representations that the peso amounts actually represent U.S. dollar amounts or that any person could convert the peso amounts into U.S. dollars at the rate indicated or at any other exchange rate. See “Item 3. “Key Information—Selected Financial Data—Exchange Rate Information.”

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

ITEM 2.                      OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                      KEY INFORMATION

A. Selected Financial Data

The following tables set forth our selected financial and operating information for the fiscal years ended December 31, 2009, 2008, 2007, 2006 and 2005 and should be read in conjunction with, and are qualified in their entirety by reference to, our Annual Financial Statements and “Item 5. Operating and Financial Review and Prospects.” As a consequence of the TDA S.A.’s total capital stock acquisition, we presented consolidated financial statements for the fiscal year ended December 31, 2008, which have been prepared considering TDA S.A.’s balance sheet as of December 31, 2008 and the operations of this company since its acquisition until December 31, 2008. On December 23, 2008, we and TDA S.A. entered into a Preliminary Merger Agreement, and on April 20, 2009, our General Ordinary and Special Class A and B Shareholders´ Meeting, approved the Preliminary Merger Agreement and the merger by absorption of TDA S.A. The  reorganization date was established on January 1, 2009, based on both companies´ book values as recorded in the annual financial statements as of December 31, 2008. Therefore, our financial statements for the fiscal year ended December 31, 2009 incorporate the assets, liabilities and results of operations of TDA S.A. as from  January 1, 2009. The information presented for comparative purposes, corresponding to  periods prior to the acquisition date have been prepared  on an unconsolidated basis. The financial information presented as of December 31, 2007 and as of and for the fiscal years ended December 31, 2006 and 2005, which have been included in the selected financial and operating information for comparative purposes, were derived from our audited financial statements that are not included in this Annual Report.

We maintain our financial books and records and publish our financial statements in pesos and prepare our financial statements to conform to generally accepted accounting principles in effect in the City of Buenos Aires, Argentina, as issued by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”) and Comisión Nacional de Valores (the National Securities Commission, or “CNV”) rules. Accounting rules issued by the CNV may differ from time to time in the treatment of specific matters from the CPCECABA rules, which are professional accounting rules. This Annual Report sometimes refers to those professional accounting principles as “Argentine GAAP.” The financial statements included in this Annual Report have been prepared according to Argentine GAAP. Argentine GAAP differs from accounting principles generally accepted in the United States (“U.S. GAAP”). Such differences involve methods of measuring the amounts shown in the Annual Financial Statements, as well as additional disclosures required by U.S. GAAP and Regulation S-X of the Securities and Exchange Commission (the “SEC”). For example, one of the reasons why our shareholders’ equity under U.S. GAAP is lower than under Argentine GAAP in all fiscal years from 2005 to 2009, is because of the elimination of inflation accounting under U.S. GAAP. Note 18 to our Annual Financial Statements provides a summary of this and other significant differences between Argentine GAAP and U.S. GAAP as they relate to us, including the impact of such differences on our net income and shareholders’ equity.

In accordance with CNV rules, we have restated our financial statements for inflation until February 28, 2003. Although the inflation adjustment was according to the local generally accepted accounting principles and the restatement was performed by applying a general price index, Telefónica, S.A. (“Telefónica” or “TSA”), our parent company, for purposes of its consolidated annual financial statements incorporates, for consolidation purposes, our balances without computing any adjustments for the inflation experienced from 2002 to 2003, according to generally accepted accounting principles applied by Telefónica, S.A.. In line with this, and for our own U.S. GAAP reconciliation, we have elected not to use the alternative of maintaining inflation adjustment mentioned before that SEC permits for countries where local financial statements are presented restated for inflation. Therefore, we have included in our U.S. GAAP reconciliation for the fiscal years ended as from December 31, 2002 an adjustment eliminating the effects of the inflation computed during the fiscal year ended December 31, 2002 and for the period January through February 2003.

Unless specifically noted, amounts disclosed in this Annual Report are for continuing operations. See Item 4. “Information on the Company – B. Business Overview – Disposal of Telinver (Publisher of Telephone Directories)”.

The line “Loss on equity investments”, includes the loss from our 50% interest held in E-Commerce Latina S.A. and it is not incorporated line-by-line because, in the opinion of our management, the income from this company is not material to our income. On January 17, 2007, the Company sold its equity interest in E-Commerce Latina S.A. See Item 4 “Information on the Company – B. Business overview – Other services and investments.”

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

As a result of the inflationary environment in Argentina (there was an increase in the applicable index for restatement of financial statements (wholesale prices) of 118.2% in the period January 1 through December 31, 2002 and the conditions created by the Public Emergency Law No. 25,561, Ley de Emergencia Pública y Reforma del Régimen Cambiario (the “Public Emergency Law”), the CPCECABA reinstated inflation accounting in financial statements for the fiscal years or interim periods ended as from March 31, 2002 in accordance with the Argentine professional accounting principles and provided that all recorded amounts restated by changes in the general purchasing power through August 31, 1995, as well as those arising between that date and December 31, 2001, are considered to be stated in currency as of December 31, 2001 (the stability period).

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

Accordingly, in compliance with the regulations issued by the National Executive Power and the CNV, our financial statements have been prepared recognizing the effects of variations in the purchasing power of the peso until February 28, 2003 (restated according to changes in the Argentine wholesale price index published by the Instituto Nacional de Estadística y Censos, the Argentine Institute of Statistics and Census (“INDEC”). The accumulated effect on that index between January 1, 2003 and September 30, 2003 was a 1.4% decrease.  The effect on our shareholders’ equity as of December 31, 2009, 2008, 2007, 2006 and 2005 and on results for the fiscal years then ended of not restating figures until September 30, 2003 is not significant.

New Developments in Generally Accepted Accounting Principles in Argentina

Technical Resolution No. 26

In December 2009, the CNV issued General Resolution No. 562, implementing the application of FACPCE’s Technical Resolution No. 26  (with certain amendments) adopting, the International Financial Reporting Standards issued by the International Accounting Standards Board (“IASB”) for certain entities included in the public offering regime of Law No. 17,811.

The application of such standards will be mandatory for us as from the fiscal year beginning on January 1, 2012, admitting anticipated application for the fiscal year beginning January 1, 2011.

As of the date of issuance of this Annual Report, our Board of Directors is analyzing the effects of adopting such financial accounting standards and the specific implementation plan required by the aforementioned CNV resolution.

SELECTED FINANCIAL AND OPERATING INFORMATION

	Fiscal Year ended December 31, 2009(1)		Fiscal Year ended December 31, 2008(1)		Fiscal Year ended December 31, 2007(1) (11)		Fiscal Year ended December 31, 2006(1) (11)		Fiscal Year ended December 31, 2005(1) (11)

(in millions of pesos except for per share amounts and operating information or as otherwise indicated; Argentine GAAP financial data (except share capital) is restated for inflation until February 28, 2003 if applicable)

FINANCIAL INFORMATION OPERATIONS STATEMENT DATA:
Argentine GAAP
Net revenues	Ps.	5,664	Ps.	4,761	Ps.	4,186	Ps.	3,846	Ps.	3,464
Costs of services provided(2)		(2,642)		(2,361)		(2,116)		(2,153)		(1,980)
Gross profit		3,022		2,400		2,070		1,693		1,484
Administrative expenses(2)		(570)		(452)		(469)		(417)		(394)
Selling expenses(2)		(1,432)		(1,014)		(771)		(517)		(422)
Other expenses, net		(162)		(168)		(417)		(119)		(64)
Subtotal		858		766		413		640		604
Loss on equity investments		—		—		—		(1)		—
Financial income on assets		142		159		101		91		37
Financial (loss) on liabilities		(427)		(383)		(424)		(399)		(352)
Income tax (expense)/benefit		(199)		(205)		(18)		(112)		375
Net income from continuing operations		374		337		72		219		664
Net income from discontinued operations		4		—		—		3		103
Net income		378		337		72		222		767
Earnings from continuing operations per share(1) (4) (5)		0.0535		0.048		0.010		0.016		0.038
Earnings from discontinued operations per share(1) (4) (5)		0.0006		0.000		0.000		0.000		0.006
Earnings per share(1) (4) (5)		0.054		0.048		0.010		0.016		0.044
U.S. GAAP
Net revenues		5,472		4,603		4,041		3,736		3,378
Operating income		1,149		929		1,006		1,093		1,115
Income tax (expense)/benefit on continuing operations		(301)		(266)		(224)		(278)		734
Income from continuing operations		568		453		454		503		1,539
Net income		568		453		454		503		1,553
Earnings from continuing operations per share(4) (3)		0.081		0.065		0.065		0.072		0.220
Earnings from discontinued operations per share(4) (3)		0.000		0.000		0.000		0.000		0.002
Earnings per share(4) (3)		0.081		0.065		0.065		0.072		0.222
BALANCE SHEET DATA AS OF:
Argentine GAAP
Cash and current investments		1,030		382		425		294		363
Fixed assets		4,708		4,805		4,794		5,212		5,778
Total assets		6,993		6,283		6,285		6,429		7,192
Short-term bank and financial debt		627		77		509		792		517
Long-term bank and financial debt		499		1,243		1,212		1,595		2,229
Total liabilities		4,070		3,734		4,089		4,281		4,206
Share capital		698		698		698		698		1,746
Shareholders’ equity (net assets)		2,916		2,538		2,201		2,129		2,955
Net liabilities/(assets) from discontinued operations		7		11		(5)		19		31
Unappropriated earnings /(losses)		378		337		72		222		(2,968)
U.S. GAAP
Total assets		6,055		5,006		4,709		4,641		5,240
Shareholders’ equity		2,094		1,522		1,132		678		1,220
OTHER FINANCIAL DATA:
Number of shares(6)		6,984,200,296		6,984,200,296		6,984,200,296		6,984,200,296		1,746,052,429

	Fiscal Year ended December 31, 2009(1)	Fiscal Year ended December 31, 2008(1)	Fiscal Year ended December 31, 2007(1) (11)	Fiscal Year ended December 31, 2006(1) (11)	Fiscal Year ended December 31, 2005(1) (11)

(in millions of pesos except for per share amounts and operating information or as otherwise indicated; Argentine GAAP financial data (except share capital) is restated for inflation until February 28, 2003 if applicable)

Argentine GAAP
Cash dividends paid	—	—	—	—	—
Cash dividends per share:
in pesos	—	—	—	—	—
in dollars	—	—	—	—	—
Capital expenditures(8)	694	761	593	494	441
Depreciation and amortization(7)	1,034	999	1,068	1,064	1,066
CASH FLOW DATA:
Argentine GAAP
Cash flows from operating activities	1,802	1,863	1,407	1,869	1,752
Cash flows used in investing activities(8)	(695)	(940)	(593)	(284)	(430)
Cash flows used in financing activities	(460)	(659)	(945)	(1,674)	(1,233)
Increase/(Decrease) in cash and cash equivalents	647	264	(131)	(89)	89
OPERATING INFORMATION:
Lines installed	5,077,358	5,037,410	4,916,254	4,818,612	4,728,439
Lines in service	4,610,234	4,605,723	4,591,681	4,638,914	4,534,844
ADSL Broadband users (10)	1,235,974	1,078,966	816,264	515,612	301,902
Lines in service per 100 inhabitants (Southern Region)(9)	23.4	23.4	23.7	24.0	26.0
Number of employees	10,818	10,531	10,453	9,806	8,898
Lines in service per employee	426.2	438.0	440.2	478.6	509.6

(1)	See Note 2.2 to our Annual Financial Statements for the basis of presentation of statements of operations amounts and presentation of financial information elsewhere in this Annual Report.

(2)	Includes depreciation and amortization.

(3)
Under U.S. GAAP, we calculated the net earning per share on the basis of weighted average common outstanding shares computing retroactively the effects for all periods presented, of the redemption of outstanding shares carried out as a result of the voluntary capital stock reduction and the change in the face value of the shares. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholder—Capital Stock Reduction.”

(4)	Diluted earnings per share is the same as earnings per share, as there are no outstanding dilutive securities.

(5)
Under Argentine GAAP, calculated on the basis of the common outstanding shares of  6,984,200,296 as of December 31, 2009, 2008 and 2007, and on the basis of the weighted average of the common outstanding shares (net of the common treasury shares); of 14,131,046,354 as of December 31, 2006 and 17,460,500,740 as of December 31, 2005, considering the redemption of outstanding shares carried out as a result of the voluntary capital stock reduction in 2006 and computing retroactively the effect of the change in the face value of the shares for all fiscal years presented. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Capital Stock Reduction.”

(6)	Nominal amounts.

(7)	Excludes amortization of deferred financing costs.

(8)
Net of Ps.282 million, Ps.143 million, Ps.97 million, Ps.74 million and Ps.32 million, of capital expenditures financed by trade, bank and financial payables for the fiscal years ended December 31, 2009, 2008, 2007, 2006 and 2005 , respectively. Amounts disclosed under capital expenditures include investments in IT applications. The amount as of December 31, 2008 includes Ps. 5 million related to client portfolio.

(9)
Southern Region is defined in “Item 4. Information on the Company—Our History and Development—Privatization of Argentina’s Telecommunications System.” As of December 31, 2009, there were approximately 19.7 million inhabitants in the Southern Region. Source: INDEC.

(10)	Figures do not include Internet Service Provider accounts of the Northern Region.

(11)	Figures do not include the amounts corresponding to TDA S.A. See Note 2.5 to our Annual Financial Statements.

Exchange Rate Information

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of U.S. dollars expressed in nominal pesos per U.S. dollar. On April 8, 2010, the peso/U.S. dollar exchange rate was Ps.3.8758 to U.S.$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for pesos.

Nominal Exchange Rates (1)

	Exchange Rate
	High(2)	Low(3)	Average(4)	Period-End
Year ended December 31, 2005	3.04	2.86	2.92	3.03
Year ended December 31, 2006	3.11	3.03	3.07	3.07
Year ended December 31, 2007	3.18	3.06	3.11	3.15
Year ended December 31, 2008	3.45	3.01	3.16	3.45
Year ended December 31, 2009	3.85	3.45	3.73	3.80
Month ended October 31, 2009	3.85	3.82	3.83	3.82
Month ended November 30, 2009	3.82	3.80	3.81	3.81
Month ended December 31, 2009	3.82	3.79	3.81	3.80
Month ended January 31, 2010	3.82	3.79	3.80	3.82
Month ended February 28, 2010	3.87	3.83	3.85	3.86
Month ended March 31, 2010	3.88	3.85	3.86	3.88

(1)
For 2005, the source of the nominal exchange rates was the Banco Nación exchange rate. Since 2006, the source has been the BCRA exchange rate. See “Presentation of financial information” in this Annual Report.

(2)	The high rate shown was the highest month-end rate during the year or any shorter period, as noted.

(3)	The low rate shown was the lowest month-end rate during the year or any shorter period, as noted.

(4)	Average of the daily closing rate for year-end, month-end or period-end rates, as noted.

Fluctuations in the exchange rate between the peso and the U.S. dollar may affect the U.S. dollar equivalent of the peso price of our outstanding notes.

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

Following the 2001-2002 crisis, according to INDEC indexes, real gross domestic product (“GDP”) in Argentina expanded 8.8% in 2003, 9.0% in 2004, 9.2% in 2005, 8.5% in 2006, 8.7% in 2007, 6.8% in 2008 and 0.9% in 2009. Despite this economic growth, however, we cannot guarantee that future events in Argentina or policies adopted by the Argentine government, over which we lack control, will not negatively affect our business or financial results or our ability to meet our financial obligations.

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

During 2009, the international economy maintained a slow but progressive recovery from the severe financial crisis. In this context, emerging countries have recovered more robustly than developed countries that are still experiencing a certain degree of uncertainty. However, Argentina's economy suffered a significant slowdown during the first half of the year, followed by a gradual recovery of the level of activity towards the end of the year. The main factors that  negatively affected the level of activity were the decrease of foreign trade and manufacturing and the severe drought that hit the agricultural sector. Furthermore, in the parliamentary elections, which took place in June 2009, the government party was defeated in the main districts of the country, especially in Buenos Aires, the City of Buenos Aires, Cordoba, Santa Fe and Mendoza. This result meant the loss of congressional majorities in both the Lower House and in the Upper House, which implies a need for greater dialogue and reaching new agreements in Congress.

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, levels of inflation and hyperinflation (the annual inflation rates reached approximately 5,000.0% in 1989) and high and variable levels of devaluation. As a result of inflationary pressures, the Argentine currency was devalued repeatedly during the 1960s, 1970s and 1980s, and macroeconomic instability led to broad fluctuations in the real exchange rate of the Argentine currency relative to the U.S. dollar. To address these pressures, the Argentine government during this period implemented various plans and utilized a number of exchange rate systems.

In April 1991, the Argentine government launched a plan aimed at controlling inflation and restructuring the economy, enacting Law No. 23,928 and its Regulatory Decree No. 529/91, known as the Convertibility Law. The Convertibility Law fixed the exchange rate at one peso per U.S. dollar and required that the Central Bank maintain reserves in gold and foreign currency at least equivalent to the monetary base. The Public Emergency Law, which was adopted by the Argentine government in 2002 in response to the economic crisis, put an end to eleven years of U.S. dollar-peso parity.

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

Dr. Néstor Kirchner was president of Argentina from May 25, 2003 to December 10, 2007 and, during his administration, most of the initiatives undertaken by President Duhalde were resolved. Nonetheless, those initiatives continue to have ramifications for our business, including requiring us to renegotiate public services tariffs and restrictions on fund transfers. Cristina Fernandez became the president of Argentina on December 10, 2007. Although relevant indicators suggest that economic activity may increase, it is expected to do so at a slower pace than in previous years, primarily due to restrictions on installed capacity and energy. Additionally, political conflicts and an acute international economic crisis are having a negative impact in terms of trade between Argentina and the rest of the world. Additionally, the next presidential elections will be held in Argentina in 2011.

Notwithstanding the continued period of stabilization during  recent years, the Argentine economic and social situation have been known to deteriorate quickly in the past, and the Argentine government has historically intervened to influence political and economic developments. In the past, the government has imposed exchange controls, transfer restrictions, price controls, restrictions on the payment of dividends and frequent changes to the labor and tax regimes. Moreover, the recent international climate of instability in the financial markets could affect the Argentine economy. Consequently, we cannot assure you that the Argentine economy will continue to experience a sustained growth, or that the Argentine government will not implement economic measures in the future.

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

The Public Emergency Law, which was adopted by the Argentine government in 2002 in response to the economic crisis, put an end to eleven years of U.S. dollar-peso parity (Ps.1.00 per U.S.$1.00) and authorized the Argentine government to set the exchange rate. By the end of 2002, the peso had devalued by 237.0% (having reached 290.0% as of June 25, 2002) and Argentina experienced a yearly rise in the wholesale price index of 118.0%. The cumulative devaluation of the peso for the eight years ended December 31, 2009 was 279.7%.

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

Given the economic situation in Argentina, it is impossible to predict whether, and to what extent, the value of the peso may further depreciate or appreciate against foreign currencies and how those uncertainties will affect consumption of telephone services. In the financial markets, predictions concerning the exchange rate point to a gradual slide of the peso against the U.S. dollar, up from the lowest exchange rate registered in December 2009. If interest rates keep rising, there will be a greater adjustment in real terms. Moreover, we cannot predict whether the Argentine government will further modify its monetary policy and tariff regulation and, if so, what impact these changes could have on our results of operations and financial condition.

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

There is considerable concern that if the Central Bank prints currency to finance public sector spending or assist financial institutions in distress, significant inflation could result. In the past, inflation materially undermined the Argentine economy and the Argentine government’s ability to create conditions that would permit growth. From

2004 to 2009, the Argentine consumer price index increased 6.1%, 12.3%, 9.8%, 8.5%, 7.2% and 7.7%, respectively;  and the wholesale price index increased 10.0%, 10.6%, 7.2%, 14.6%, 8.8% and 10.3% respectively . During the first two months of 2010, consumer prices increased 2.3%, equivalent to an annualized rate of 13.8%. All indexes presented here and elsewhere in this Annual Report correspond to those published by INDEC.

We derive a significant portion of our revenues from monthly basic charges, measured service charges and other regulated charges. Prior to the enactment of the Public Emergency Law, those revenues were linked to a rate per unit of usage expressed in U.S. dollars and we also had the right to adjust that rate semiannually in accordance with variations in the U.S. consumer price index. Currently, however, the Public Emergency Law provides that, in agreements executed by the federal government under public law regulations, including those related to public works and services, which includes the basic telephone services offered by us, indexation clauses based on foreign currency price indices or any other indexation mechanisms are void. The law requires that the prices and rates subject to such provisions be established in pesos at a rate of Ps.1.00 per U.S.$1.00. Thus, if our tariffs do not keep pace with inflation, any further inflation will result in further decreases in our revenues in real terms and will adversely affect our results of operations. In addition, any further inflation could result in further increases in our expenses, including capital expenditures. The relationship between the variables determining revenues and expenses was affected as a result of the “pesification” and freezing of our tariffs within the context of a potentially inflationary economy and may continue to be mismatched depending upon the regulatory framework to be designed by the Argentine government in the future. The Transfer Contract (as defined in “Item 4. Information on the Company—Our History and Development—Privatization of Argentina’s Telecommunication System”) provides for mechanisms to re-balance the relation between the variables that determine income and costs (including investments) —i.e., the so-called “economic and financial equation” —upon the occurrence of certain circumstances (see Note 8 to our Annual Financial Statements). As mentioned in Note 2.3 to our Annual Financial Statements, the Public Emergency and Exchange System Reform Law established the pesification of originally U.S. dollar-denominated utility tariffs previously agreed upon in U.S. dollars at the Ps.1.00 to U.S.$1.00 exchange rate and authorized the Poder Ejecutivo Nacional (Federal Executive Power or “PEN”) to renegotiate agreements. Given this framework, on February 15, 2006, the Renegotiation and Analysis of Public Utilities Agreements Unit (“UNIREN”) signed on behalf of the Argentine government and together with us, a Memorandum of Understanding (the “Memorandum of Understanding 2006”) which seeks a commitment to establish in the future a stable legal framework maintaining the legal conditions set forth in the Transfer Contract and the rules in force as of the date of such memorandum. After the procedures provided for in current regulations are met, this instrument will be a necessary background to execute the renegotiation with the government.

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

The Argentine government formally initiated regulatory proceedings before different legal jurisdictions (in the United States, Europe and Japan, among others) to provide holders who rejected the initial offer in 2005 (known as “holdouts”) with a reopening of the exchange of defaulted debt, officially announced by the end of 2001. According to newspaper leaks, the amount of capital affected by the reopening would reach U.S.$ 20 million, and would apply to a remission present value similar to that of the previous operation, that is, of 65%. To ensure high participation from holders, the Argentine government would provide compensation for the interest accrued since 2005 through the issuance of another security. The transaction reopening the debt swap is expected to occur in late April or early May, 2010. The reopening of the debt exchange is intended to further normalize the country's access to international markets. This and other uncertainties may give rise to a reduction in the sources of financing and investment capital, which would significantly affect the Argentine government’s ability to implement reforms and to resume sustainable economic growth which might adversely affect us. Also, it may impair the country’s ability to maintain the current economic recovery and cause a recession, intensify inflation, unemployment and social unrest. If such were the case, it might negatively affect the results of our operations.

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

The outcome of the contract renegotiation is uncertain and therefore we cannot assure you that the future regulatory framework will maintain the value in U.S. dollars or constant pesos over time to compensate for any past and future increases in inflation or increases in the peso/U.S. dollar exchange rates. From 2004 to 2009, the Argentine consumer price index increased 6.1%, 12.3%, 9.8%, 8.5%, 7.2% and 7.7%, respectively; and the wholesale price index increased 10.0%, 10.6%, 7.2%, 14.6%,  8.8% and 10.3%, respectively. The cumulative devaluation of the peso for the eight years ended December 2009 was 279.7%. Pursuant to the process established for the renegotiations, we have submitted both an interim request for a tariff increase and a comprehensive proposal regarding our tariff regime. Other than the deadline set forth in Law No. 25,972, we do not know when the renegotiations will be concluded and whether they will be concluded in a manner that will not have an adverse effect. The term has been further extended until December 31, 2011.

On July 3, 2003, through Decree No. 311/03, a UNIREN commission was created, which is to be headed by the Minister of Economy and the Minister of Production, National Planning, Public Investment and Services. Such commission is in charge of the renegotiation of the contracts through the Renegotiation of Public Works and Services Agreements Committee created by Decree No. 293/02.

Pursuant to several laws that established annual extensions, the term for the renegotiation of the agreements for public works and utilities has been extended until December 31, 2011. The Federal Executive Power is responsible for submitting the proposals to the Argentine Congress, which will have to approve such proposals within sixty calendar days counted from its receipt. In the event such period expires without Congress having reached a decision, the proposal shall be deemed accepted. If the proposal is rejected, the Federal Executive Power shall resume the process of renegotiating the relevant agreements.

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

Furthermore, negative economic developments and political events may result in the adoption of further measures by the Argentine government, including changes to measures already adopted, which could adversely affect our operations. Additionally, political conflicts and an international economic crisis are having a negative impact in terms of trade between Argentina and the rest of the world. We cannot predict what effect these developments and measures may have, or what effect any future developments will have, on the value of our assets or on our economic and financial equation. See “Item 4. Information on the Company—Business Overview—Regulatory Matters” and “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Results of Operations.”

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

The Law of Consumer Protection No. 24,240 and the rules and regulations that supplement and/or modify it (the “Law of Consumer Protection”) establish a series of standards and principles for the protection of consumers. The scope of the Law of Consumer Protection does not specify whether it applies to the telecommunications industry. Nor does it expressly exclude this industry. However, the Law of Consumer Protection contains general provisions that might uphold such criterion, as has been understood by the courts in the light of various legal precedents.

The latest  reform of the Law of Consumer Protection was approved in 2008 and substantially amended various aspects, the most important of which are (i) an extension in the population of persons considered to be consumers protected by the Law of Consumer Protection, (ii) an increase in the maximum amounts of the fines imposed on the providers found to have breached this law and the authorization to the applicable administrative authorities to order such provider to pay direct damages for up to a maximum amount, (iii) an imposition of judgment by the courts on providers ordering them to pay punitive damages to consumers, which amount shall depend on the seriousness of the breach and other circumstances, which may never exceed Ps.5 million and (iv) regulations governing the possibility of consumer associations commencing class actions representing the rights of indeterminate populations of consumers.

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

Until 1999, despite the existence of Cooperatives with licenses granted by the Argentine government to provide local telecommunications services in approximately 297 cities, we had an exclusive license to provide basic telephone services to the Southern Region. Since then, the Argentine government has issued a number of decrees liberalizing the access to the telecommunications market. As a result, a number of new operators have entered the market, which encompasses the southern half of Argentina, including most of the Province of Buenos Aires and more than half of the City of Buenos Aires (the “Southern Region”), where we are the incumbent provider of telecommunications services. The new providers of local, domestic long-distance and international telephone services are direct competitors of wireline basic telephone service providers. Although as a result of the liberalization we began to offer telephone services in other areas of Argentina (the “Northern Region”), Telecom Argentina S.A. (“Telecom”) is the incumbent provider of telecommunications services in the Northern Region. The operators of data transmission networks and other growing companies providing wireless services have also become direct and indirect competitors to the extent the services offered by those companies may be substitutes for wireline telephony. Moreover, cable operator companies that provide cable TV, such as Fibertel and Telecentro can also provide broadband Internet services and fixed-line telephony, and have therefore become our direct and indirect competitors.

In October 2009, the Law N° 26,522 which regulates Audiovisual Media Services (“Servicios de Comunicación Audiovisual” or “SCA”) was approved. This law maintains the exclusion prohibiting telecommunications companies from providing broadcasting services. The provision of such services is only allowed for public service providers made up of individuals and nonprofit telephone cooperatives. The law also places restrictions on foreign equity participation by limiting it to 30% of the shares of the licensee of SCA. The extension of this foreign equity participation limit could only occur if there were a treaty allowing for effective reciprocity with the foreign country. The law is currently pending regulation and has been the subject of various judicial pronouncements that have been enacted as a precautionary suspension of its entry into force, and  have been challenged by the Argentine government. The law does not change our position prior to its enactment with respect to the transactions or services we provide.

In the past few years, wireless alternatives have experienced rapid growth and have approximately 48.4 million clients as of December 31, 2009, according to internal estimates. This growth is due to strong investments in Global System for Mobile Communications (“GSM”) networks and the deployment of third generation (“3G”) networks, which also provide wireless broadband internet services.

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

We are subject to a complex series of laws and regulations with respect to the telecommunications services we provide. We provide telecommunications services pursuant to a license that is subject to regulation by various regulatory bodies. Our dissolution and the declaration of bankruptcy are events that may lead to a revocation of our license under the List of Conditions. Our dissolution will occur if our shareholders’ equity according to Argentine GAAP becomes negative for any future fiscal year end and the shareholders do not recapitalize. In addition, our license is revocable if our parent, Compañía Internacional de Telecomunicaciones S.A. (“Cointel”), ceases, without regulatory approval, to own at least 51.0% of our total common stock represented in Class A Shares.

Moreover, in connection with the renegotiation of the Transfer Contract with the government, and within a thirty-day term subsequent to the execution of the Protocol of Renegotiation by the PEN, we and our shareholders representing at least 98.0% of our capital stock were requested to withdraw any actions filed or pending and waive any rights with respect to such future actions based on the events which had occurred or measures implemented as a result of the emergency situation established pursuant to Law No. 25,561 as regards the Transfer Contract and our license. In 2009, Telefónica and the Argentine government requested, in mutual agreement, that the Court of the International Centre for Settlement of Investment Disputes (“CIADI”) terminate the arbitration proceedings initiated by Telefónica related to the events resulting from of measures taken as a result of the emergency situation under law

No. 25,561. These waivers and withdrawals will not constitute, however, a waiver of any rights we may have as a result of different circumstances arising in the future. Should such waivers and withdrawals fail to take place, the Protocol of Renegotiation will be deemed terminated on grounds attributable to us and our license will be revoked or be deemed expired.

If any of these events occurs and we lose our license, we might not be able to continue providing telecommunications services, which would have a material adverse effect on our results of operations.

The interests of our affiliates, as our equity owners, may conflict with the interests of the holders of our notes.

The Spanish telecommunications company Telefónica, through affiliates including Cointel, beneficially owns 100% of our capital stock. Cointel, which is almost 100% beneficially owned by Telefónica, owns 51.49% of our capital stock and, therefore, controls us and can determine the outcome of any action requiring shareholder approval. Actions within the control of Telefónica and its affiliates include the election of the Board of Directors and, subject to the requirements of Argentine laws, the payment of dividends. Our day-to-day management and operations have been the responsibility of Telefónica since our inception, as the operator under a management contract (the “Management Contract”) entered into between us and Telefónica (formerly Telefónica de España S.A.) in connection with our privatization in 1990, which was effective until April 30, 2008. See “Exhibit 4.1—Management Contract, dated November 8, 1990, between Telefónica de Argentina S.A. and Telefónica de España S.A., together with an English summary thereof.” Affiliates of Telefónica are also involved in other investments and operations in the Argentine communications and media sector, some of which may involve or affect us.

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

Conflicts of interest between us, Telefónica and other of its affiliates may also arise in connection with the negotiation and performance of duties, as well as in connection with other business activities. Telefónica, through its affiliates, also has joint and separate investments in the communications and media sector in Argentina, including mobile cellular and PCS following the effectiveness of the spin-off of our wireless services business. This business’ operation became controlled by Telefónica (including the business operations that were controlled by Telefónica Móviles, currently merged into Telefónica).

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

As of December 31, 2009, there are several claims against us based upon ENTel’s alleged contractual and statutory obligations to former ENTel employees. Court decisions have followed the precedent established by the Supreme Court of Justice (“CSJN”) in the area of joint and several liability in labor matters, under which the CSJN upheld the provisions of the Work Contract Law No. 20,744, as amended, and declared portions of that law unconstitutional. In the Transfer Contract, under which ENTel was privatized by selling 60.0% of its common stock to Cointel, ENTel agreed to indemnify us for such claims. Also, the Argentine government has assumed joint and several liability with ENTel for such indemnity obligations and has therefore authorized us to debit an account of the Argentine government at Banco Nación for any amount payable by us with respect to such indemnification. We believe that the Argentine government’s indemnification obligations should protect us from any material economic consequences of the former ENTel employees’ claims. Under Debt Consolidation Law No. 23,982, ENTel and the Argentine government may discharge their indemnity obligations by the issuance of debt instruments such as negotiable sixteen-year bonds.

As of December 31, 2009, we had paid approximately Ps.16 million in cash for concluded claims of ENTel employees. We initiated a claim for indemnification and reimbursement in connection with this matter. In addition, an amount of Ps.10 million paid by us in this regard were included and verified in an account reporting lawsuit between us and ENTel. In connection with the account reporting lawsuit, on May 13, 2009, we were notified of a final judgment whereby the complaint filed by ENTel had been sustained, including expenses, and consequently, we were ordered to duly perform the account reporting. We appealed such judgment, while the Argentine government filed a petition for clarification, with an appeal in the alternative, against that judgment. On August 5, 2009, the petition for clarification filed by the plaintiff was dismissed, and the claims filed by us and the Argentine government were allowed, pending as of the date of issuance of this Annual Report the submission to the Court of Appeals (see-“Item 8. Financial Information-A. Annual Financial Statements and Other Financial Information- Legal Proceedings – Certain labor claims”).

We have been involved in various ongoing legal proceedings for several years which could result in unfavourable decisions for us.

We, along with the Argentine government, have been notified of approximately 882 lawsuits, which include 8,936 plaintiffs in the aggregate, claiming money to redress alleged damages suffered by the plaintiffs due to not having received  profit-sharing bonds (“BPG”) at the time ENTel was privatized. These claims are based on State Reform Law No. 23,696, enacted in August 1989. Despite our rejection and several judgments from lower and appellate Courts in our favor, on August 12, 2008, in GENTINI, Jorge vs. Argentine Government (“Gentini”), the CSJN ruled by a majority vote that Presidential Decree No. 395/92, which recognized that we were under no obligation to issue the profit-sharing bonds as established by Law No. 23,696, was unconstitutional and found in favor of recovery by the twenty plaintiffs party to that lawsuit.

We believe that we acted properly by not issuing the BPGs; for this reason, we are considering bringing a legal action against the Argentine government to obtain the reimbursement of any amount that we might be required to pay for these claims. See “Item 8. Financial Information—Annual Financial Statements and Other Financial Information—Legal Proceedings.”

We employ a largely unionized labor force and could be subject to an organized labor action.

As of December 31, 2009, approximately 80% of our employees were union members, and we have been in the past, and could be in the future, subject to organized labor actions.

From 2004 through 2008 the unionized telephone workers went on strike several times over salary increases, which resulted in interruptions of the customer service lines, repair services, directory information and international call assistance services. Furthermore, certain unions have advocated that certain of our non-unionized employees should be represented by union organizations.

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

We are subject to the periodic reporting requirements of the Exchange Act. However, the periodic disclosure required of foreign private issuers under the Exchange Act is more limited than the periodic disclosure required of U.S. issuers. Publicly available information about issuers of securities or bonds listed on the Buenos Aires Stock Exchange also provides less detail in certain respects than the information that is regularly published by or about listed companies in the United States or in some other countries. Furthermore, there is a lower level of regulation of the Argentine securities markets and of the activities of investors in such markets as compared with the securities markets in the United States and certain other developed countries. We prepare our financial statements in accordance with Argentine GAAP, which differs in certain respects from U.S. GAAP. (See Note 18 to our Annual Financial Statements).

Our business may be vulnerable to the current disruptions and volatility in the global financial markets as well as to government action intended to alleviate the effects of the recent international financial crisis.

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

In the months that followed, there were runs on deposits at several foreign financial institutions in the countries most affected by the financial crisis and numerous institutions have sought additional capital. Central banks around the world have coordinated efforts to increase liquidity in the financial markets by taking measures such as increasing the amounts they lend directly to financial institutions, lowering interest rates and significantly increasing temporary reciprocal currency arrangements. In an attempt to prevent the failure of the financial system, the United States and European governments have intervened on an unprecedented scale. Despite the extent of the above-mentioned intervention, global investor confidence remains low and credit remains relatively lacking.

Continued or worsening disruption and volatility in the global financial markets could have a material adverse effect on the Argentine financial market and on our ability to access capital and liquidity on acceptable financial terms. A prolonged economic downturn could negatively affect the financial stability of our customers, which could result in a reduction in business activity and a consequent loss of income for us. To date, the Argentine financial system has not required an intervention by the Argentine government or assistance from the Central Bank.

Inflation control, the regulation of tariffs and any response by the Argentine government to the recent global economic crisis may have an effect on the macroeconomic situation of the country, and a material effect on our future results of operations. In particular, our results of operations are sensitive to changes in the Ps./U.S.$ exchange rate because our primary assets and revenues are denominated in pesos while 36% of our total liabilities as of December 31, 2009 are denominated in foreign currencies.

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

As of December 31, 2009, our telephone system included approximately 4.6 million lines in service.

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

On the Transfer Date, the Argentine government licensed us to provide basic telephone service in the Southern Region pursuant to Decree No. 2,344/90. That same day, pursuant to an agreement (the “Transfer Contract”) among the Argentine government, ENTel, Cointel (formerly Compañía de Inversiones en Telecomunicaciones S.A.), and each of Telefónica Internacional Holding B.V. (“TIHBV”), Inversora Catalinas S.A. (“Inversora Catalinas”), Telefónica, Citicorp and Citicorp Venture Capital S.A., the Argentine government sold 60.0% of our capital stock to Cointel. As of the date of this Annual Report, Cointel owns a 51.49% interest in us. Telefónica beneficially owns 100% of our capital stock. See “Item 7. Major Shareholders and Related Party Transactions.”

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

Prior to increased competition in basic telephone services, we and our subsidiaries had provided cellular services including PCS in an environment of limited competition. On the other hand, data transmission and Internet services were subject to full competition during that time. However, we no longer provide the cellular services and PCS that had previously been provided by Telefónica Comunicaciones Personales S.A.,(which has changed its name to Telefónica Móviles Argentina, S.A. (“TMA”). As a consequence of the acquisition and merger of TDA S.A. (for additional information, see “Item 4. Information on the Company –Our History and Development – Purchase of TDA S.A.”), we provide data transmission and consulting services, among others, previously formerly provided by TDA S.A.

Removal of stock from listing on the Buenos Aires and New York stock exchanges

Our capital stock is comprised of two classes of common stock, with par value Ps.0.10 per share: (1) Class A Shares representing approximately 62.5% of our capital stock and (2) Class B Shares, which were publicly held and were traded on the Buenos Aires Stock Exchange and (in the form of American Depositary Shares (“ADSs”) each representing 40 Class B Shares) on the New York Stock Exchange, collectively representing approximately 37.5% of our capital stock.

In June, 2009, TSA issued a Declaration of Acquisition for our total capital stock held by minority shareholders (representing 1.8% of the total capital stock), in accordance with decree No. 677/01. This decree provides that any minority shareholder who was a record holder on the effective date of the Decree may demand the controlling shareholder to buy out the minority shareholders. The controlling shareholder may file an acquisition statement or make a tender offer for the minority shares. On December 3, 2009, the CNV approved the price offered by TSA for the acquisition of the capital stock held by minority shareholders. The amounts payable for the price were available to shareholders in a BBVA Banco Francés account. On January 25, 2010, TSA recorded as a public deed the Declaration of  Acquisition of the total of our capital stock held by minority shareholders, in accordance with Section 29 of Decree No. 677/01. Consequently, as of the date of  registration of the public deed, (i) TSA has acquired the total of our capital stock held by minority shareholders and (ii) the Declaration of Acquisition means that we have delisted from the Buenos Aires and New York stock exchanges.

We no longer have unaffiliated shares outstanding. Although our debt obligations are still publicly traded, our shares have been delisted since January 25, 2010, from the Buenos Aires and New York stock exchanges. On March 15, 2010, the Declaration of Acquisition was registered in the Argentine regulatory agency of business associations (the “Inspección General de Justicia” or “IGJ”) as we had no evidence that any minority shareholder has objected to the purchase price, under the provisions of Decree No. 677/01.

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

TDA S.A. was engaged in the supply of digital connectivity services (high-capacity data transmission and other value-added services), Internet access services for corporate customers and the provision of advisory services, consulting, design, supply and implementation of telecommunication systems and information technologies.

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

The transaction was executed for a total amount of U.S.$57,084,835. Subsequent to the acquisition of TDA S.A., we have undertaken the following actions:

•
On December 10, 2008 we made a capital contribution of Ps.100 million for which 1,000,000 common stock shares, each with par value Ps.100 and entitled to one vote, were issued in our name. This capital increase is currently pending registration with the Public Register of Commerce.

•
On December 10, 2008, TDA S.A. transferred the equivalent of 1,972 common shares, which represented approximately 0.25% of the stock capital and votes of TDA S.A. The transaction was made for a total amount of Ps.483,864.

•
On December 23, 2008, we and our controlled company TDA S.A. entered into a Preliminary Merger Agreement, which purpose is to (i) analyze and, if applicable, start the merger process between both companies as from January 1, 2009; (ii) provide for the preparation of the related balance sheet; and (iii) provide for the preparation in due course of a Merger Prospectus and Preliminary Merger Agreement.

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

•
On February 16, 2009 our Board of Directors approved the consideration of merger between both companies, the Merger Prospectus and Preliminary Merger Agreement, the related balance sheet, and discussed these issues to the shareholders’ meeting held on April 20, 2009.Our General Ordinary and Special class A and B shareholders’meeting, approved the Preliminary Merger Agreement and the merger by absorption of TDA S.A., which was dissolved without liquidation. See “Exhibit 4.13—Prospectus for the Merger of Telefónica Data Argentina S.A. into Telefónica de Argentina S.A., dated February 16, 2009 (English Translation).”

•
On June 29, 2009, we and TDA S.A. executed the Final Merger Agreement under which we incorporated by absorption TDA S.A.’s total assets, liabilities and shareholders’ equity under the terms and conditions set forth in the Preliminary Merger Agreement.

•
On September 24, 2009, through Resolution No. 16.203, the CNV authorized the merger by absorption of TDA S.A. under the terms of Section 82 of Law No. 19.550, sent the files to the IGJ in order to register the merger by absorption, and requested our proof of the registration of the dissolution without liquidation of TDA S.A. with the Public Register of Commerce, which is currently pending.

•
In accordance with the Preliminary Merger Agreement, the effective date of the reorganization was January 1, 2009 on the basis of the book values of both companies as stated in their annual financial statements as of December 31, 2008. On May 1, 2009, TDA S.A ’s operating and accounting systems were incorporated into our systems and the operations of both companies were combined. This merger aimed to centralize   the management of the companies within a single organization, i.e., a coordinated and consistent management of all merged activities permitting an adequate planning and preventing redundant expenses, with a minimum impact on fixed costs. In addition, the merger allowed us to improve commercial management actions, technical operations and customer service systems, enhance sales actions and to obtain the following synergies:

1)	Economies of scale arising from the integration of the companies’ telecommunication networks;
2)	Improved supplier arrangements;
3)	Cost savings resulting from by grouping corporate activities;
4)	Shorter times for developing new products and service markets which will result in greater customer satisfaction and;
5)	Enhanced strategic, operational and financial flexibility in the corporate business segment.

B.           Business Overview

We are a licensed supplier of telecommunication services in Argentina.

Until 1999, we owned virtually all public exchanges, the network of local telephone lines and the principal domestic long-distance telephone transmission facilities in the Southern Region. As a consequence of the liberalization of the restrictions on competition in the market of telecommunications services, we have been expanding our operations outside the Southern Region into the Northern Region and other competitors have entered into the Southern Region. Currently, our licenses permit us to provide local and domestic long-distance and international services, international data transmission and domestic and international telex services throughout Argentina. See “—Our History and Development—Deregulation of Argentina’s Telecommunications Sector.”

As of December 31, 2009, our telephone system had approximately 4.6 million lines in service, or approximately 23.4 lines in service per 100 inhabitants of the Southern Region. Our assets were approximately Ps.6,993 million at December 31, 2009, and our net revenues were approximately Ps.5,664 million for the fiscal year ended on December 31, 2009 (figures are in accordance with Argentine GAAP). Based on historical net revenues, we are one of the largest companies in Argentina. See “—Revenues” below.

Our telephone network includes installed telephones and switchboards, a network of access lines connecting customers to exchanges, trunk lines connecting exchanges and long-distance transmission equipment. The following table provides, as of each date, certain basic information relating to the development of our domestic telephone system as of the dates indicated.

	December 31, 2009	December 31, 2008	December 31, 2007	December 31, 2006	December 31, 2005
Lines installed(1)	5,077,358	5,037,410	4,916,254	4,818,612	4,728,439
Lines in service(1)(2)	4,610,234	4,605,723	4,591,681	4,638,914	4,534,844
ADSL Broadband users	1,235,974	1,078,966	816,264	515,612	301,902
Lines in service per 100 inhabitants (Southern Region)	23.4	23.4	23.7	24.0	26.0
Lines in service per employee(4)	426.2	438.0	440.2	478.6	509.6
Total pending applications(3)	25,939	35,934	43,170	47,650	47,649
Percentage of lines connected to digital exchanges	100.0%	100.0%	100.0%	100.0%	100.0%
Public telephones installed	88,522	97,710	112,396	119,189	120,265

(1)	Includes local lines, public lines and digital trunk access in service.

(2)	Excludes presubscribed lines.

(3)	Backlog in lines requested by customers for whom installation is pending.

(4)	Considering lines in service and the total amount of employees as of the fiscal year-end. In 2008, the total amount of employees corresponds to consolidated information.

As of December 31, 2009, approximately 69.9% of our lines in service were in the greater Buenos Aires multiple area, including 18.9% of our lines in service that were located within the City of Buenos Aires. Approximately 86.7% of our lines in service as of December 31, 2009 were residential, with the remainder being professional, commercial and governmental customers.

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

Business Strategy

Our short-term strategy has been to continuously adapt our business plans to address the challenges and risks presented by the Argentine economy. Therefore, the short-term strategy focused on the renegotiation of our contract, cost controls and efficiency improvements, stability of the collection rates, capital expenditures controls and management of working capital and cash and liquidity.

We have a Strategic Plan that is an essential tool for us to meet our objectives aimed at ensuring maximum value generation in the long-term for all of our stakeholders (customers, employees, shareholders and society at large). Our strategy is thus defined by means of a process that involves all of our areas and generates internal communication channels that encourage thorough analysis, the contribution of ideas and creativity.

During 2009, the focus was placed on actions oriented towards achieving our vision “to improve peoples´ lives, facilitate business and contribute to community progress in which we operate by supplying innovative services based on information technologies and communications”.

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

During 2009, we continued implementing the following policies and measures based on:

•
Revenues: We concentrated on consolidating basic telephone lines and value added services and developing and promoting certain products that we consider to have strategic importance. We focused on basic telephone lines, broadband services (our ADSL users increased 14.6% to approximately 1,235,974), and value added services;

•
Capital Expenditures: We concentrated on capital expenditures related to our strategic products, such as basic telephone services and ADSL, empowering the content and variety of the value-added multimedia services that may be supplied with those services, as well as in training and personnel development and incentive programs to reduce costs and improve efficiency.

Our current long-term business strategy is to maintain and enhance our position in Argentina’s competitive telecommunications market, mainly through the enhancement of the quality of  services rendered to our clients. This main objective will be achieved by the introduction of new and high quality products and services to our current and future clients, the introduction of service offerings in new geographic areas, improving and expanding services in the markets we currently serve, and our continuous development as a provider of telecommunications services for corporate and residential customers, among others.

In this respect, we intend to continue to solidify our position as the leading provider of integrated telecommunication business solutions in Argentina by providing a full range of high quality services including voice services, value added services, broadband, dial-up Internet access, and other high technology products for corporate users of various sizes through different marketing channels. We intend to develop multimedia services, strengthening our position as an integrated communication and entertainment provider. However, activities in the broadcasting sector may continue to be limited due to the law N° 26, 522, which regulates certain audiovisual media services. See “Item 3.D. Risk Factors”. We also intend to continue to invest substantial resources and efforts in training and personnel development in order to offer better services to our clients, and to develop incentive programs to reduce costs and improve efficiency.

We believe that the implementation of these short-and long-term business strategies will continue to have a beneficial effect on competitiveness and mitigate the adverse effects of growing competition and Argentina’s economic and regulatory situation.

In this context, we have been working on a profound commercial transformation in order to position ourselves as a telecommunication services company that considers customer satisfaction to be a key component for growth. This is reflected in our leading market position. To continue driving basic telephone service and broadband penetration as well as the development of new services, we will continue to increase the level of investments in these services, focusing on the content and variety of value-added services that can be supplied to our customers.

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

During 2009, the commercialization of Voice Over Internet Protocol (VOIP) products was extended, enabling new alternative technologies to provide basic telephony services, and resulting in the sale of 30% more of new basic telephony lines. The concept of computerized workstations was extended to mobile workstations which include the rental of a laptop PC. Finally, the marketing of the local voice flat rate, designed for business clients was extended,  reaching a 29% penetration over the local client packages, which has enabled traffic shielding, the key to continuing growth among the traditional businesses, reducing traffic variations and increasing revenues.

New internet value added services products were launched, such as the Online branch, enabling the completion of the services offer to Business customers, facilitating customers with the creation of a website in the form of user-friendly software and finally hosting the address and launching it online.

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

 We launched the Digital Invoice services, which allows customers to see and pay their invoices through the web without printing them, and also to join the free expiration notification service. This initiative is also aimed at contributing to the protection of the environment by reducing the use of paper.

Reaffirming our commitment of Quality Management and ongoing improvement, the Customer Service, Sales and Cash processes in Business Centers were recertified under the ISO 9001:2000 standard.

Wholesale Business

Our wholesale business serves other telecommunication providers, such as cellular companies, or fixed-line providers, with network access and facilities. In addition to the necessary interconnection service, the wholesale business offers optional products and services (such as direct digital lines, long-distance transmission, broadband links, and IP traffic).

From 2005 to 2009, the wholesale business saw significant growth. Such growth was principally due to a sustained demand from the wireless telephony market, the growth of economic activity and the development and growth of new services, such as IP traffic, which allowed us to increase our broadband market share.

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

Telephone Rates

	December 2009	December 2008	December 2007	December 2006	December 2005
	(in pesos)
Residential:
Installation charge per line	150	150	150	150	150
Monthly basic charge(1)	13.23	13.23	13.23	13.23	13.23
Pulses Monthly equivalent	282	282	282	282	282
Commercial:
Installation charge per line	150	150	150	150	150
Monthly basic charge(2)(3)	30.20	30.20	30.20	30.20	30.20
Pulses Monthly equivalent(3)	644	644	644	644	644
Prices:(4)
Price per pulse (nominal) in pesos	0.0469	0.0469	0.0469	0.0469	0.0469
Price per pulse equivalent in U.S.$ (5)	0.012	0.015	0.015	0.015	0.016
Exchange Rate Ps.1.00/U.S.$1.00 (5)	3.79	3.45	3.15	3.07	3.03

(1)
Retirees and pensioners whose consumption is less than 300 pulses per two-month period, as well as residential customers whose consumption is less than 150 pulses per two-month period, have preferential tariffs.

(2)	Monthly basic charge for measured service in an area with more than 200,000 telephones.

(3)
Corresponds to the Province and City of Buenos Aires. For the rest of the Southern Region, monthly basic charges amounted to Ps.27.3 during the period 2002-2009. The pulses/monthly equivalent was 582 for the period 2002-2009.

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

Our principal sources of revenues for the fiscal year ended December 31, 2009 were approximately 23.8% from local and domestic long-distance measured services, approximately 17.5% from monthly basic charges, approximately 31.1% from special services, approximately 14.2% from access charges, approximately 1.5% from public phones, approximately 4.8% from international long-distance services and approximately 2.4% from direct lines.

Operating revenue figures presented by category of services in this Annual Report are derived from our accounting records, certain reports from our billing systems and certain estimates made by our management. This breakdown is not included in our Annual Financial Statements.

The table below shows our sales revenues broken down by category of service.

	Fiscal Year ended December 31, 2009	Fiscal Year ended December 31, 2008	Fiscal Year ended December 31, 2007	Fiscal Year ended December 31, 2006	Fiscal Year ended December 31, 2005
	(in millions of Argentine pesos restated for inflation until February 28, 2003)(1)
Basic telephone service
Measured service	1,350	1,220	1,094	975	923
Monthly basic charges(2)	990	933	869	832	787
Special services	1,761	1,056	792	653	525

	Fiscal Year ended December 31, 2009	Fiscal Year ended December 31, 2008	Fiscal Year ended December 31, 2007	Fiscal Year ended December 31, 2006	Fiscal Year ended December 31, 2005
	(in millions of Argentine pesos restated for inflation until February 28, 2003)(1)
Public phones	83	96	135	163	185
Access charges	807	813	711	654	531
International long-distance service	270	242	230	203	208
Direct lines	138	155	129	132	119
Other	265	246	226	234	186

Total(3)	5,664	4,761	4,186	3,846	3,464

(1)	See “Presentation of Financial Information” in the initial pages of this Annual Report.

(2)	Includes monthly basic charges and charges for supplemental services.

(3)	We accrue our operating revenues for each financial reporting period based on pulses (defined below) and services consumed, whether or not charges for the pulses and services have been billed.

Measured Service

For measured service, we have two different billing cycles, one is a two-month billing cycle and the other is a monthly billing cycle. Approximately 36.0% of our customers have a two-month billing cycle. Charges for local and domestic long-distance measured service vary with the price per unit of usage at the time of the call and the number of units that measure usage (“usage units”) that are tallied during a call. The number of usage units tallied for a particular local call depends upon the day, the time of day and the duration of the call. Historically, the only type of usage unit used to determine charges for local calls had been the “pulse,” a fixed value unit. A pulse is four minutes during off-peak time and two minutes during peak time. Usage for domestic long-distance calls is measured in variable value units denominated in pesos per minute. A “communication unit” serves as the conversion factor that, when multiplied by the then current price per pulse, determines the applicable cost per second of a domestic long-distance call. The conversion value of a communication unit applicable to a particular call varies depending upon distance of the call and the frequency of pulses, according to the type of telecommunications service giving rise to the charges and time of day and day of the week of the call. We offer a control line plan, which allows customers to make local, interurban and international calls, with limited pulses and paying a fixed charge per month. Additionally, we offer flat rate services, which have a pricing structure that charges a single fixed rate for service, regardless of usage.

Prior to the enactment on January 6, 2002 of the Public Emergency Law, the price per pulse was adjustable on a semiannual basis based on changes in the U.S. consumer price index, and was denominated in U.S. dollars.

In the Memorandum of Understanding 2006, the parties agreed to comply with and maintain the legal conditions provided in the Transfer Contract and regulations effective to date. Thirty days after the public hearing to discuss the Memorandum of Understanding 2006, which was held on April 28, 2006, both we and our shareholders were to suspend for 210 business days all the claims, and lawsuits regarding our license and Transfer Contract filed or in progress before administrative and arbitral tribunals or any court of law, in Argentina or abroad, based on, or related to, the events occurred or measures taken as a result of the emergency situation under Law No. 25,561. We and our shareholders complied with this requirement. Subsequently, we and our shareholders agreed to several extensions of the suspension of such claims and lawsuits for six-month periods until April 6, 2009. At the end of the suspension period, the Company, its shareholders and the Argentine government expressed their intention to negotiate the terms of the next steps to be followed. To that end, Telefónica  and the Argentine government requested, in mutual agreement, that CIADI terminate the arbitration proceedings initiated by Telefónica. The Court so ruled on September 24, 2009. The termination of the arbitration proceedings does not imply that either Telefónica or the Argentine government waive any of their rights. After the procedures provided for in current regulations are met, this instrument will be a necessary background to execute the Protocol of Renegotiation  approved by Decree No.2,332/90 as provided for Law No.25,561, Section 9.

Among other things, the Memorandum of Understanding 2006 provides the future unification of the reduced rate calling time band for local, domestic and international long-distance calls, starting from the implementation of the Protocol of Renegotiation.

Domestic Long-Distance Service

As of the Transfer Date, our domestic long-distance service was provided principally through our microwave network, using analog switching and transmission technology. We converted our microwave network to digital switching and transmission technology. As of the date of this Annual Report, we had constructed 22,046 kilometers of an optical fiber network, of which 6,603 kilometers are in the Northern Region, for domestic long-distance transmission between major cities and another optical fiber network for transmission between local exchanges.

We estimate that, for the fiscal years ended December 31, 2009, 2008 and 2007, domestic long-distance traffic represented approximately, 41.0%, 44.0% and 41.0%, respectively, of all measured service revenues.

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

As of December 31, 2009, approximately 79.0% of our monthly basic charges and measured service revenues were generated by residential customers. The remainder was comprised of professional, commercial and governmental customers.

Special Services

From 2001 to 2009, we significantly increased the offering of value-added services, including (1) supplementary services (e.g., call waiting, call forwarding) provided through digital switches and telephones, (2) special services for companies (e.g., digital links between customers and digital trunk access), (3) other services supported by an intelligent network (e.g., calling cards, toll-free calling, voice messaging, collect calling), (4) prepaid cards, (5) Internet access (including ADSL broadband services and Internet traffic); we collect monthly charges depending on: (i) speed, and (ii) geographical zone, and (6) DUO (a bundle of Internet access and flat rate products).

From 2006 to 2009, we experienced a net increase in our lines in service and ADSL users, which contributed to an increase in our revenues.  In 2009, our lines in service increased by approximately 4,511 lines, and our ADSL users increased by approximately 157,008 users, or by 14.6%. In 2008 our lines in service increased by approximately 14,000 lines, and our ADSL users increased by approximately 262,000 users, or by 32.0%. In 2007 our lines in service decreased by approximately 47,000 lines and our ADSL users increased by approximately 300,000 users. Our mission and strategy is to consolidate our traditional services and continue growing in high-speed Internet broadband services such as ADSL connections.

Public Phones

As of December 31, 2009, we had 88,522 public telephones installed. Of these, 8,403 are public telephones that we installed in the Northern Region and 80,119 are public telephones installed in the Southern Region. For each call we charge a measured service and an amount for usage measured by usage units. The majority of the public telephones are operated by third parties who are billed for usage. We provide variable commissions to individuals and small- to medium-sized companies in the offering of semi-public and public telephone services so as to increase the availability of such services. We have installed coin-operated modular telephones that permit placing local, domestic long-distance, and international calls by direct dialing. These modular telephones are connected to a centralized information management system.

Access Charges

Revenues from access charges through December 31, 2009 consist of fees collected from other operators, such as (1) local and/or long-distance providers, (2) cellular and PCS licensees, and (3) other minor providers of telecommunication services related to interconnection services that primarily include access, termination and long-distance transport of calls. Interconnection charges are principally calculated on a per minute usage.

As shown in the table below, as of November 8, 2000, Decree No. 764/00 lowered the connection prices for calls within local areas:

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

Since 2007 we have been negotiating new agreements with other operators that provide for access charges to be fixed in U.S. dollars.

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

Price: U.S.$.74 million (value of assets), from which the financial debt (net of treasury) and allowances of approximately U.S.$.7.5 million were deducted. The sale price was fully collected in 2006.

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

  Broadband users (ADSL):  Once an account is past due, we first send mail and make recorded and personal calls to resolve the situation. If that fails, we block access to the Internet. If the account remains past due after 75 days we engage a collection agency. Additionally, we offer the client several payment arrangements attempting to retain the client. If these actions are unsuccessful, the broadband user is disconnected.

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

On July 30, 2003, we and Telefónica entered into a Supplement to the Management Agreement stipulating that the management fee amounted to 4.0% of the gross margin. The Management Agreement expired on April 30, 2008.

Based on the above and taking into account that at the date of signing the Management Agreement Telefónica held a 6.0% indirect equity interest in us, we believe that the fee agreed between us and Telefónica was not less favorable than those that would have been obtained from unaffiliated third parties.

For the fiscal years ended as of December 31, 2008 and 2007, the management fee amounted to Ps. 22 million and Ps. 61 million respectively.

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

For the fiscal years ended as of December 31, 2009 and 2008, the brand license charge amounts to Ps. 51 million and Ps. 22 million, respectively.

Capital Expenditures

Pursuant to applicable regulations, we are required to meet certain minimum annual standards regarding the expansion of our telephone system and improvement to the quality of service in order to maintain our non-exclusive license. See “—Regulatory Matters—Service Requirements” below.

The following table sets forth our capital expenditures including IT applications.

Capital Expenditures(1)(2)(4)
	Fiscal Year Ended December 31,
	2009	2008 (7)	2007(6)	2006(6)	2005(6)
	(in millions of pesos restated for inflation until February 28, 2003)
Buildings, Land and Equipment	28	16	15	7	11
Switching and Transmission	501	315	240	262	192
External Plant(3)	73	166	125	31	35
Telephone Equipment	92	106	35	29	28
Materials	174	231	187	117	73
Other(5)	108	70	88	122	134
Total	976	904	690	568	473

(1)	The allocation of work in progress and prepayments to vendors among items has been estimated.

(2)	See Note 2.1 to our Annual Financial Statements and “Item 3. Key Information—Selected Financial and Operating Information.”

(3)
“External Plant” includes transmission lines and other transmission facilities (principally underground cables), but excludes real property not associated with transmission facilities, which is included under “Buildings, Land and Equipment.”

(4)
Includes Ps. 282 million, Ps.143 million, Ps.97 million, Ps.74 million and Ps.32 million of capital expenditures financed by trade, bank and financial payables for the fiscal years ended December 31, 2009, 2008, 2007, 2006 and 2005.

(5)	Includes IT Applications.

(6)	Figures do not include the amounts corresponding to TDA S.A. See Note 2.5 to our Annual Financial Statements.

(7)	Includes Ps. 5 million related to client portfolio.

For the fiscal year ending December 31, 2010, we expect to make capital expenditures, including IT applications, of approximately Ps.1,000 million. Estimates for capital expenditures are preliminary and are based upon assumptions regarding commercial, technical and economic factors, exchange rates, evolution of the inflation rate, demand and availability of equipment and buildings. See “—Business Strategy” above and “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

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

The following table provides, as of December 31, 2009, the number of licenses granted by the Secretary of Communications  per service:

Type of license	Quantity(1)

PCS	5
Basic telephone service	287
Local telephony	174
Domestic long-distance	215
International long-distance	216
Public telephone	179
Internet access	22
Data transmission service	395
Value-added service	697
Cellular service	5
Other	1,052
Total	3,247

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

(“Telmex”) in Argentina led this company to be the third largest telecommunication operator by its participation in AMX Argentina S.A. through América Móviles, Telmex Argentina, Techtel, Metrored and Ertach.

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

Basic Telephone Services

We are the incumbent provider of basic telephone services in the Southern Region. However, other licensees currently providing local telephone services include Telecom, Telmex, Global Crossing Argentina S.A., and Telecentro.

We are using our expanded fiber-optic network in the Northern Region to carry long-distance traffic and a multiservice network to provide local service in the three most important cities in the Northern Region where Telecom is the incumbent provider. We have expanded and improved our network capacity by, among other means: (1) the construction of fixed wireless networks equipped to provide symmetric and asymmetric voice services in the Northern Region; (2) activating new lines and focusing on achieving full capacity utilization on plant additions and on existing network capacity; (3) others, including the expansion of the transmission network to accommodate current traffic (including local, multiple-area, domestic long-distance, and submarine cable traffic). As of December 31, 2009, we had built 22,046 kilometers of an optical fiber network. The fiber-optic network currently extends to several of the larger Northern Region. We use interconnection agreements from other providers to increase our ability to offer long-distance service in the Northern Region.

Domestic Long-Distance Service

Our competitors in providing domestic long-distance telephone services are Telecom, Telmex, I-Plan, Telephone 2 and Global Crossing. Our exposure to competition has increased due to the presubscription process and might be further increased if the carrier selection through dialing (“call by call”) is fully implemented. See “—Regulatory Matters—Regulations Related to Long-Distance Services,” below. As a consequence of the presubscription process, certain local service customers opted for one of our competitors, and certain Telecom local services customers opted for us or for one of the other competitors as their new provider of long-distance services. During 2009, the total number of long-distance services customers gained (approximately 137,095 lines) was more than customers lost (approximately 112,767 lines). We have focused on “win-back” activities regarding those customers that opted for other providers. Customers will be able in the near future to select their long-distance provider by dialing a specific three digit code number at the time they make a call. This new system, when fully operative, will coexist as an alternative for the pre-subscription provider for the line that originates a long-distance call. As of the date of this Annual Report, our networks and equipment are available to provide the selection services, but no operator has asked us for interconnection.

International Long-Distance Service

Domestically, we face competition mainly from Telecom, Telmex, Global Crossing, I-Plan and Telephone2 with regards to international service. Such competition is affected by several factors, including price, service, technical performance, marketing strategy and functionality.

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

Public Telephone Service

Our principal competitors for public telephone service are Telecom, Telefonía Pública y Privada S.A., Telecentro S.A., and I-Plan. As of December 31, 2009, we owned 88,522 public telephones in Argentina, 8,403 are public telephones that we installed in the Northern Region and 80,119 are public telephones installed in the Southern Region.

Internet Access and Value-Added Services

The Internet market is divided into three major technologies:

•	ADSL, of which access is provided only by Telefónica in the Southern Region, and Telecom in the Northern Region;

•
Cable-modem, with Cablevision as the main provider, owned by Grupo Clarín (60.0%) and Fintech (40.0%).  Multicanal was merged into Cablevision. During 2007, the FATB approved the merger of both companies, however in March 2010, the Minister of Economy reversed the above-mentioned authorization. These companies together have most of the country’s cable-modem network; and

•
Wireless, with two principal competitors, Velocom and Ertach.  Velocom was going to be acquired by Nextel, who finally decided not to buy the wireless Internet Company after three years of intention to acquire it. On the other hand, Ertach was acquired by Telmex, and received the approval by the National Communications Commission (“CNC”).

We are capable of providing ADSL through our own network. ADSL works by splitting an existing telephone line signal in two, one signal for voice and the other for data. ADSL allows Internet access simultaneously with telephone usage and provides a fast Internet connection. During 2009, we focused on expanding this service and increased the number of ADSL users by 14.6%. As of December 31, 2009, we had 1,235,974 customers subscribed to ADSL and held a broadband market share in the Southern Region of approximately 72.0% according to internal estimates. We expect to continue expanding our offering of this service in 2010.

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

Our business strategy contemplates continuing to increase the share of investments dedicated to broadband in our global budget of investment for the coming years, boosting contents and the variety of broadband-based value added services offered, including multimedia, music and games, among others. In 2009, we have entered into a commercial agreement with Direct TV Argentina S.A. to offer a Triple Play package (voice, broadband access/data and TV).

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

In the value added services market, there are two significant issues:

1.
Since 2008, TMA, Telecom Personal S.A. (“Telecom Personal”) and AMX Argentina S.A. (“Claro”) enriched their product mix with new services such as Mobile Broadband. This represents a new important source of competition, leveraged by the deployment of 3G networks in Argentina.

2.	The first Triple Play offer was launched in January 2008 by Telecentro. Cablevision has announced its service launch for the first half of 2009; which, as of December 31, 2009, had not been launched.

Indirect Competitors

Wireless services have, since their inception, competed indirectly against wireline local services that we provide because cellular and PCS are, in certain cases, alternatives to those services, as well as to public telephone services. We also face indirect competition from PCS providers such as Movistar (the successor company to the business combination of TMA and Movicom BellSouth Operations), Telecom Personal, Claro and Nextel. Movistar is the brand name of TMA, a company affiliated with us. In the past few years, these wireless alternatives have experienced rapid growth and TMA had reached approximately 15.93 million clients as of December 31, 2009.

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

In October 2009, the Law N° 26,522 which regulates SCA was approved. This law maintains the exclusion prohibiting  telecommunications companies from providing broadcasting services. The provision of such services is only allowed for public service providers made up of individuals and nonprofit telephone cooperatives. The law also places restrictions on foreign equity participation by limiting it to 30% of the shares of the licensee of SCA. The extension of this foreign equity participation limit could only occur if there were a treaty allowing for effective reciprocity with the foreign country. The law is currently pending regulation and has been the subject of various judicial pronouncements that have been enacted as a precautionary suspension of its entry into force, and have been challenged by the Argentine government. The law does not change our position prior to its enactment in respect to transactions or services we provide.

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

Liberalization of Telecommunications Services

Until 1999, despite the existence of Cooperatives with licenses granted by the Argentine government to provide local telecommunications services in approximately 297 cities, we had an exclusive license to provide basic telephone services to the Southern Region. On March 10, 1998, the Argentine government issued Decree No. 264/98, which extended this period of exclusivity until a date that the Secretary of Communications later set, pursuant to Resolution No. 1686/99, as October 10, 1999. In addition, Decree No. 264/98 set forth both optional and mandatory operating conditions with respect to the provision of basic telephone services that applied both during and as a condition for the maintenance of exclusivity. Such mandatory conditions include mainly permitting other providers to interconnect to our network (including voice and data transmission service) and the installation of a minimum number of new lines.

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

On April 3, 2008, the Argentine government issued Decree No. 558/08 which replaces Exhibit III to Decree No. 764/00 and creates the Trust Fund for the Universal Service. Pursuant to this Decree, the providers of telecommunications services shall act in their capacity as trustors in this trust, which shall rely on the assistance of a Technical Committee. This Technical Committee shall be entrusted with the preparation of annual resources forecasts, the instructions to be imparted to the Trustee, the orders for the Trustee to disburse the amounts required to finance the Universal Service programs, and reports to the applicable authorities concerning any irregularity identified in the application of funds. As regards the contributions payable, Decree No. 558/08 sets forth that the duty imposed on each provider to make a given contribution shall be audited  and supervised by the CNC. The amounts payable must be paid on the monthly due dates established by the S.C.

On December 9, 2008, Resolution No. 405/08 of the S.C. was issued, providing that until the Universal Service Trust Fund is implemented, the providers of telecommunication services shall deposit in the accounts opened in compliance with Section 1 of Resolution No. 80/07 of the S.C. the contribution equivalent to 1% of total revenues from telecommunication services, net of any applicable tax without discounting the amounts that could eventually be applicable as a result of the execution of the Universal Service programs, as determined by the applicable authority in compliance with Section 2 of Decree No. 558/08 and Section 6 of the latest Universal Service Regulations approved by such decree.

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

Pursuant to several laws that established annual extensions, the term to carry out the renegotiation has been extended until December 31, 2011. The National Executive Power shall be responsible for submitting the renegotiation proposals to the Argentine Congress, which has to communicate its decision within a period of 60 running days counted from the date of reception of the proposal. In the event such period expires without the Argentine Congress having reached a solution, the proposal is deemed accepted. If the proposal is rejected, the National Executive Power shall resume the process to renegotiate the applicable agreement. This rule establishes that the decisions adopted by the National Executive Power in this renegotiation process shall not be limited to, or subject to, the stipulations contained in the above mentioned regulatory frameworks currently governing the concession or license agreements for the respective public utilities. Renegotiation agreements may cover partial aspects of concession or license agreements, contain formulas to adjust such agreements or temporarily amend them and include the possibility of agreeing upon periodical reviews, as well as the establishment of conditions that must be met by the quality parameters applied to services. If there were temporary amendments, they should be taken into consideration in the terms of the final agreements reached with concessionaires or licensees. The legal provisions do not authorize public utilities contractors or concessionaires to suspend or alter compliance with their duties.

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

In the Memorandum of Understanding 2006, the parties agreed to comply with and maintain the legal conditions provided in the Transfer Contract and regulations effective as of that date. Thirty days after the public hearing to discuss the Memorandum of Understanding 2006, which was celebrated on April 28, 2006, both we and our shareholders were to suspend for 210 working days all claims, remedies and lawsuits regarding our license and Transfer Contract filed or in progress before administrative and arbitral tribunals or any court of law in Argentina or abroad based on or related to the events occurred or measures taken as a result of the emergency situation under Law No. 25,561. We and our shareholders filed, within the established time limits, the suspension request mentioned in the Memorandum of Understanding 2006 and subsequent extensions that ended on April 6, 2009. At  the end of the suspension period,  we, our shareholders and the Argentine government expressed their intention to negotiate the terms of the next steps to be followed. To that end, Telefónica S.A. and the Argentine government requested, in mutual agreement, that CIADI terminate the arbitration proceedings initiated by Telefónica S.A. The Court so ruled on September 24, 2009. The termination of the arbitration proceedings does not imply that either Telefónica S.A. or the Argentine government waive any of their rights. The Memorandum of Understanding 2006 provides that, in order to ensure the necessary knowledge forseeability in the telecommunications sector and considering the telecommunications expertise and experience contributed by sector companies, the PEN committed its efforts to consolidating an adequate and consistent regulatory framework which, based on the legal and technical aspects of the industry, supplements and strengthens the regulations applicable to the sector.

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

Under the tariff regulation mechanism in effect known as price cap (the “Price Cap”), to which we are subject, tariff discounts have been applied based on a formula comprised of the U.S. consumer price index and an efficiency factor. On October 4, 2001, the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires, in relation to the complaint filed by the Free Consumers’ Cooperative (Consumidores Libres Cooperativa Limitada de Provisión de Servicios Comunitarios), mentioned in Note 9.e), to our Annual Financial Statements, awarded a precautionary measure ordering the Argentine government, us and Telecom to refrain from applying the corrections set forth in Section 2 of the agreements approved by Decree No. 2,585/91 until final judgment is rendered in the case, which meant that the rates could not be adjusted by the U.S. consumer price index. We appealed such decision before the Supreme Court of Justice rejecting the arguments stated therein, which has been adversely determined as of the date of issuance of this Annual Report. On June 22, 2007, the court of original jurisdiction ruled declaring the maturity of the proceedings. Free Consumers’ Cooperative appealed the court decision, which at the date of this Annual Report is pending of resolution. In the opinion of our Management and our legal counsel, it is unlikely and remote that the resolution of this issue could have a negative effect on the results of our operations or our financial position.

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

In the opinion of our management and our legal counsel, the resolution of these issues related to the Price Cap might exclusively affect the maximum tariffs for future services that we are authorized to collect from our customers for services, areas or customers in which effective competition has not been declared. As of December 31, 2009, these maximum tariffs are the result of the application to the tariffs in force as of November 7, 2000 of the discounts resulting from the implementation of the Price Cap for the period 2000-2001 and to the advanced decreases corresponding to the period 2001-2002, as established in the aforementioned agreements.

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

On December 1, 1999, the S.C. issued Resolution No. 4,269/99, which finally determined the excess revenue amount as Ps.18 million rather than the preliminary amount of Ps.14 million for the two-year period between February 1997 and February 1999, as previously determined by the S.C. As Resolution No. 18,968/99 similarly provided, Resolution No. 4,269/99 states that the S.C. will determine the form and time of implementation of the corresponding tariff reduction to compensate such excess revenues. We filed an appeal for review of Resolution No. 4,269/99, on the grounds that the calculation method used by the S.C. to determine the impact of the tariff restructuring established by Decree No. 92/97 was improper and should be challenged. On December 3, 2007, we, without acknowledging facts or rights, withdrew the appeal, requesting the final settlement of the amount determined by Resolution No. 4,269/99 in the framework of the mechanism established by Resolution No. 42/2007 (see—”Item 8. Financial Information—Annual Financial Statements and Other Financial Information—Legal Proceedings”). On December 6, 2007, the S.C. accepted the withdrawal of the appeal and sent the file to the National Communications Commission in order to include the above-mentioned amounts into the compensation established by Resolution No. 42/07 of the S.C.

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

In responding to consumer demand for new line installations and to meet the average waiting time requirement, we performed line installations in excess of those required in the List of Conditions. As of December 31, 2009, our backlog of pending applications for service was 25,939 lines.

In the Memorandum of Understanding 2006, it was agreed that as of December 31, 2010, we should achieve the goals established as long-term goals in Decree No. 62/90 and in the General Rules on Basic TelePhone Service Quality. In addition, goals were established as of 2005 that will be effective through the date mentioned above, and as of the date of this Annual Report we are complying with these goals.

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

Phone Number Portability

On January 22, 2009, through Resolution No. 8/2009 of the S.C., an ad hoc working committee was created to draft a legislative proposal for the Phone Number Portability Regime.

The Rules for Interconnection set forth that clients and/or users have a right to the portability of their phone numbers. In addition, the S.C. shall determine the terms and conditions in which Providers will supply phone number portability.

The above-mentioned working committee shall began its activities within a three-day period as from the designation of its members: 3 representatives on behalf of the S.C. and 3 representatives on behalf of the CNC, and will produce the preliminary legislative draft for the Phone Number Portability Regime in a 120-day period. As of the date of issuance of this Annual Report there is no indication that the preliminary legislative draft has been prepared.

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

On August 21, 2008, the S.C. opened the process for the granting of licenses for new frequencies of the radio electric spectrum for the first time in 7 years. During this process, the S.C. plans to grant licenses for the sub-frequencies of 3.3-3.4 GHz, 3.4-3.7 GHz and 10.15-10.65 GHz in use in over 200 towns throughout Argentina. We have applied for most of these licenses (in 141 towns overall).

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

We have filed the monthly affidavits with the National Communications Commission for the periods corresponding to July 2007 through January 2010. Regarding to such monthly affidavits, we have estimated the amounts corresponding to the initial programs mentioned above, resulting in a receivable balance to collect from the

Universal Service Trust Fund for a total amount of Ps.1,293 million for the aforementioned period. This amount reflects the estimated excess amounts we have incurred in the supply of services under the Universal Service program from July 2007 through January 2010. In certain cases, the appropriate authority has not yet established a valuation or approval mechanism for the amounts.

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

On December 9, 2008, Resolution No. 405/08 of the S.C. was issued, which provides that until the Universal Service Trust Fund is implemented, the providers of telecommunication services shall deposit in the accounts opened in compliance with Section 1 of Resolution No. 80/07 of the S.C., the contribution equivalent to 1% of total revenues from telecommunication services, net of any applicable tax and automatic deductions, without discounting the amounts that could eventually be applicable as a result of the execution of the Universal Service programs that the applicable authority could determine in compliance with Section 2 of Decree No. 558/08 and Section 6 of the latest Universal Service Regulations approved by such Decree. The amounts shall be deposited at the due date related to the subsequent month to that in which the Resolution was enacted. The amounts to be deposited related to the deductions resulting from execution of the Universal Service programs as from the implementation of Decree No. 558/08 until the Resolution was enacted, will not accrue interest. Finally, the amounts that providers of telecommunication services might be entitled to receive as a result of the execution of Universal Service programs, regardless of their nature, accrued as from the implementation date of Decree No. 558/08 will be paid with the amounts to be deposited in the Universal Service Trust Fund. As a consequence of the merger with TDA S.A., we have complied with the obligation to file monthly affidavits to the CNC on behalf of TDA S.A. until April 2009, inclusively, and we have deposited the resulting monthly amount, until that date, in a Banco de la Nación Argentina account, as described above. As of December 31, 2009, the balance of the mentioned account amounted to Ps.3 million.

Decree No. 558/08 does not provide interpretations contrary to the providers right to offset the contribution obligation against the amounts for the execution of Universal Service Programs. However, Resolution No. 405/08 of the S.C. provides that the deposit must be made without discounting the amounts relating to the execution of Universal Service programs. As of the date of this Annual Report, we do not carry any balances in the accounts opened under the terms of Section 1 of Resolution S.C. N˚ 80/07; however, we and our legal advisors consider that this situation may not be contemplated as non-compliance. In the opinion of our legal advisors, this last Resolution is illegitimate and arbitrary, and in that regard, we filed a brief challenging this resolution to the S.C., as there are substantiated reasons to consider that it will be finally repealed.

On January 16, 2009, Resolution No. 7/09 of the S.C. was published in the Official Bulletin, approving the form of trust agreement whereby the Universal Service Trust Fund will be implemented, indicating the Banco Itau Buen Ayre S.A. as trust manager. We have challenged Section 2 of the abovementioned Resolution to the S.C., as it reiterates the provisions of S.C.´s Resolution N° 405/08, requiring the deposit of the corresponding amounts without discounting the amounts related to the Universal Service programs.

We calculate the effect corresponding to the Universal Service contribution, consisting of 1% of revenues from telecommunication services, net of the automatic deductions provided by the CNC rules and regulations, and in accordance with our estimates  of the amounts payable within each fiscal year, based on the regulations in force as of that date. In the event that from the above-mentioned calculation results in a contribution payment, the corresponding net amount is recorded as a reserve. All deductions and subsidies that must first be pre-approved by the regulatory entity will be booked by us  as receivable in the fiscal year in which they will probably be reimbursed by such entity and can be valued with certainty.

C.           Organizational Structure

As of the date of this Annual Report, Telefónica owns, through affiliates, 100% of our outstanding shares.

In June, 2009, TSA issued a Declaration of Acquisition for our total capital stock held by minority shareholders (representing 1.8% of the total capital stock), in accordance with decree No. 677/01. This decree provides that any minority shareholder who was a record holder on the effective date of the Decree may demand the controlling shareholder to buy out the minority shareholders. The controlling shareholder may file an acquisition statement or make a tender offer for the minority shares. On December 3, 2009, the CNV approved the price offered by TSA for the acquisition of the total capital stock held by minority shareholders. The amounts payable for the price were available to shareholders in a BBVA Banco Francés account. On January 25, 2010, TSA recorded as a public deed the Declaration of  Acquisition of the total of our capital stock held by minority shareholders, in accordance with Section 29 of Decree No. 677/01. Consequently, as of the date of  registration of the public deed, (i) TSA has acquired the total of our capital stock held by minority shareholders and (ii) the Declaration of Acquisition means that our shares were delisted from the Buenos Aires and New York stock exchanges.

We no longer have unaffiliated shares outstanding. Although our debt obligations are still publicly traded, our shares have been delisted since January 25, 2010, from the Buenos Aires and New York stock exchanges. On March 15, 2010, the Declaration of Acquisition was registered in the IGJ as we had no evidence that any minority shareholder has objected to the purchase price, under the provisions of Decree No. 677/01.

Our capital stock is held by the following affiliates of Telefónica:

•	Cointel, an Argentine Company (holder of 3,596.1 million Class A Shares representing 51.49% of our capital stock);

•	TISA, a Spanish company;

•	TIHBV, a Dutch company;

•	TMA, an Argentine company.

Cointel’s current shareholders consist of three affiliates of Telefónica, which together beneficially own 100.0% of Cointel’s common stock. One of these is Telefónica Holding de Argentina S.A. (“Telefónica Holding”), which directly owns 50.0% of Cointel’s common stock. Telefónica Holding has advised us that as of December 31, 2009, the principal shareholder of Telefónica Holding is TISA (with a 99.99% equity interest).

The following chart illustrates our corporate structure reflecting the common stock ownership of the group as of the date of this Annual Report.

(*)	Excluding Cointel’s preferred stock currently owned by TMAH.

D.           Property, Plant and Equipment

Our principal properties consist of a transmission plant, including outside plant and trunk lines, and exchange equipment. These properties have historically been and continue to be located throughout the Southern Region, principally in the province of Buenos Aires, but in connection with the extension of our service area to the Northern Region, are also located to a lesser extent in that region of Argentina. Of the net book value of our total outside plant, property and equipment as of December 31, 2009 (under Argentine GAAP):

•	our outside plant, including external plant, transmission and switching equipment represented approximately 55,5%;

•	construction in progress, materials and prepayment to vendors represented approximately 18.7%;

•	land and buildings represented approximately 24.2%; and

•	furniture, cars and office equipment represented approximately 1.6%.

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

As of December 31, 2009, this property had a net book value of approximately Ps.505 million, of which approximately Ps.440 million had been registered in our name (amounts restated as described in Note 2.1 to our Annual Financial Statements).

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

We prepare our Annual Financial Statements in accordance with Argentine GAAP. Argentine GAAP differs from U.S. GAAP. See “Item 3. Key Information—Selected Financial Data” and Note 18 to our Annual Financial Statements, which describe the principal differences between Argentine GAAP and U.S. GAAP that apply to us.

Introduction; Presentation of Financial Information

We are a licensed supplier of wireline public telecommunications, basic telephone and long-distance services in Argentina. In December 2008, we purchased 100.0% of TDA S.A.’s capital stock and in 2009, both companies were merged. See “Item 4. Information on the Company—Our History and Development—Purchase of TDA S.A.”

Factors Affecting Our Results of Operations

Overview

Beginning in the second half of 2001, the Argentine economy experienced a severe recession and political and economic crisis, accompanied by the abandonment of the parity between the peso and the U.S. dollar beginning in 2002, leading to a significant devaluation of the peso against significant international currencies and high levels of inflation. By the end of 2002, the peso had devalued by 237.0% (having reached 290.0% as of June 25, 2002), and Argentina had experienced a yearly rise in the wholesale price index of 118.0%. The cumulative devaluation of the peso for the eight years ended December 31, 2009 was 279.7%.

Following the 2001-2002 crisis, real GDP in Argentina expanded 9.0% in 2004, 9.2% in 2005, 8.5% in 2006, 8.7% in 2007, 6.8% in 2008 and 0.9% in 2009. As of December 31, 2009, the peso/dollar exchange rate increased by 9.9% to Ps. 3,7967 as compared to December 31, 2008. The consumer price index had a cumulative increase of 7.7% in the same period.

	December 31,
	2009	2008	2007
Wholesale price index (annual % change)	10.3	8.8	14.6
Consumer price index (annual % change)	7.7	7.2	8.5
Gross domestic product (annual % change)	0.9	6.8	8.7
Devaluation/(Appreciation) (annual % change)	9.9	9.6	2.7

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

Accordingly, the following discussion should be read in conjunction with, and qualified in its entirety by, the risk factors contained in this Annual Report. The most important factors affecting our results of operations are the following:

•	Argentina’s economic environment and the recent international financial crisis

During the last few years, there has been greater certainty in Argentina’s operating and economic environment for us due to, among other factors, the relative stabilization in the peso equivalent amounts of our foreign currency denominated debt, the financing we have already obtained and the gradual reduction of our financial debt. However, in our opinion, the recent international climate of instability in the financial markets and the effects that this has caused in Argentina´s economic indicators as GDP, should not have a significant direct impact on our future operations, the development of which will be monitored by our management.

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

The Public Emergency Law eliminated the U.S. dollar/peso parity. Soon thereafter, the Argentine government permitted the peso to float freely against the U.S. dollar, with a resulting substantial decline in the value of the peso. The devaluation of the peso, accompanied by the pesification and freezing of our tariffs, has had a material adverse impact on our results of operations. During 2009, 2008 and 2007, we had losses for exchange differences of Ps.119 million, Ps.116 million and Ps.67 million respectively, as a consequence of the devaluation of the peso against the U.S. dollar and other currencies.

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

Since 2005, the evolution of the main macroeconomic variables in Argentina affected by the economic crisis of the years 2001-2002 has showed positive signals, such as growth of the economy, stabilization of the exchange rate and inflation. Therefore, in our opinion, there is greater certainty in our operating and economic environment due to, among other factors, the relative stabilization in the peso equivalent amount of our foreign currency denominated debt, financing that we have already obtained and the gradual reduction of our financial debt. In our opinion, the recent international climate of instability in the financial markets and the effects that this has caused in economic indicators of Argentina should not have a significant direct impact on our future operations, and the future development of which will be monitored by our management. Although we have adopted the above measures  to mitigate the effects of changes in our business, and certain indicators of the Argentine economy have been showing favorable signals, future operating conditions might not continue to be stable to the extent that in the event of new developments in local and/or international economic context, the regulatory framework may fail to establish the rules to allow reinstating the balance of the variables that constitute our economic and financial equation. See Item 4. “Information on the Company—Business Overview—Regulatory Matters—Rates.”

In estimating future revenues, we mainly use our internal business forecasts and any current information we may have regarding changes in significant variables affecting such forecasts. We develop our forecasts based on recent revenue data for existing products and services, planned timing of new products and services, estimates of tariff increases, and other industry and macroeconomic factors.

Fixed assets, intangible assets and goodwill have been valued at cost restated as described in Note 2.2 to our Annual  Financial Statements considering their recoverable value on the basis of our best estimate of future discounted cash flows of our telecommunication business, taking into account current information and future telephone service rate estimates. We have monitored the evolution of the macroeconomic variables that affect our business and, from time to time, we have adjusted our projections based on the latest trends. As explained in Note 1 to our Annual Financial Statements, in our opinion, projecting such trends and the consideration of operating strategies available for possible scenarios, we will generate future cash flows sufficient to recover the amounts recorded for those assets. Notwithstanding the foregoing, as explained in Note 8.1 to our Annual Financial Statements, we will continue to monitor the projected situation and will assess the effect of any new future developments.

Our general financing policy is to cover future needs for funds to continue our investment plan and repay short-term and current portions of long-term debt mainly with cash generated by operations and, if necessary, with bank loans, access to capital markets, and refinancing of our debt, or, in the final instance, through financing from our indirect parent company.

Since 2005, we have decreased our debt. As of December 31, 2009, 2008 and 2007, our bank and financial short-term debt amounted to U.S.$165 million, U.S.$22 million and U.S.$162 million, respectively, and our bank and financial total debt amounted to U.S.$297 million, U.S.$383 million and U.S.$548 million, respectively, based on the peso/U.S. dollar exchange rate as of each date.

In addition, the recent international climate of instability in the financial markets could indirectly affect our ability to access capital and liquidity, and could affect our financial stability. See Item 3. “Key Information—Risk Factors.”

In the past, we managed to gradually reduce our financial indebtedness through a combination of cancellations at maturity, issuance of negotiable obligations, and short and long-term refinancings. We may arrange for additional placements in the future. Those placements, in conjunction with internally generally cash flows and possible refinancing options and/or other financing alternatives that we may consider will, in the opinion of our management, enable us to settle or successfully refinance the remaining balance of our indebtedness.

Effects on Our Results of Operations and Liquidity in Future Periods

Although there had been macroeconomic improvements in Argentina since the second half of 2003, including a slow growth in the wholesale price index and gains in the value of the peso against the U.S. dollar, we continue to operate in a very difficult and potentially volatile economic environment. Argentina’s economy suffered a significant slowdown in the first half of 2009, followed by a gradual recomposition of the level of activity toward the end of the year. Furthermore, the recent international climate of instability in the financial markets could potentially increase the volatility of the Argentine economic environment. In particular, we expect that the combination of the following circumstances may have an effect on our results of operations in future periods:

•	the outcome of the renegotiations of our contract with the Argentine government;

•	competition;

•	how the government will regulate our business including tariffs;

•	the macroeconomic situation in Argentina, including inflation, exchange rate changes and unemployment; and

•	the recent international economic crisis.

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

In accordance with the above, our financial statements as of December 31, 2009, 2008, 2007, 2006 and 2005 have been prepared recognizing the effects of variations in the purchasing power of the Argentine peso until February 28, 2003 (restated according to the changes in the Argentine wholesale price index published by INDEC) in compliance with the regulations issued by the National Executive Power and the CNV. The accumulated effect on that index between January 1, 2003 and September 30, 2003 was a decrease of 1.4%.  The effect on our shareholders’ equity as of December 31, 2009, 2008 and 2007, and on our results for the fiscal years ended December 31, 2009, 2008, 2007, 2006 and 2005, of not restating figures until September 30, 2003 is not significant.

Critical Accounting Policies

This operating financial review and prospects is based upon our Annual Financial Statements, which have been prepared in accordance with accounting principles generally accepted in Argentina, with amendments approved by the CNV. The preparation of financial statements in accordance with Argentine GAAP requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses for each year. Ultimate results could differ from those estimated if our estimates, or assumptions used in those estimates, do not actually occur. See “Item 4. Information on the Company—Business Overview” and Notes  2.2, 2.3, 10.1 and 15 to our Annual Financial Statements.

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

We believe the following represents our critical accounting policies. Our accounting policies are more fully described in Note 2.2 to our Annual Financial Statements. The most critical accounting policies adopted in preparing the Annual Financial Statements according to Argentine GAAP, or according to U.S. GAAP where specifically noted, relate to:

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

According to those accounting standards, if an impairment indicator is presented, we must assess whether the carrying amount of the assets is recoverable, estimating the amount of discounted cash flows (future inflows of funds minus future outflows of funds discounted at the rate that reflects the time value of money and risks specifically inherent in the asset) and before financial charges and income tax. If the carrying amount exceeds the recoverable amount, an adjustment charge must be recognized, based on the fair value of the asset. Under U.S. GAAP, the method applicable to the assessment of recoverability is the undiscounted cash flow method. We believe that the accounting estimate related to asset impairment is a “critical accounting estimate” because: (1) it requires our management to make estimates about future revenues and costs over the life of the asset; and (2) the impact of recognizing an impairment could be material to our financial position, as well as our results of operations. Management estimates about future revenues require significant judgment because actual revenues have fluctuated in the past and may continue to do so especially due to the pending contract renegotiation. In estimating future revenues, we mainly use our internal business forecasts and any current information we may have regarding changes in significant variables affecting such forecasts. We develop our forecasts based on recent revenue data for existing products and services, planned timing of new products and services, the estimated tariff increases, and other industry and macroeconomic factors.

Fixed assets and intangible assets have been valued at cost restated as described in Note 2.2 to our Annual Financial Statements considering their recoverable value on the basis of our best estimate of future discounted cash flows of our telecommunication business, taking into account current information and future telephone service rate estimates.. We have monitored the evolution of the macroeconomic variables that affect this business and, from time to time, we have adjusted our projections based on the latest trends. As explained in Note 1 to our Annual Financial Statements, in our opinion, projecting such trends and the consideration of operating strategies available for possible scenarios, we will generate future cash flows sufficient to recover the fixed asset amounts and intangible assets with definite useful life. Notwithstanding the foregoing, as explained in Note 8.1 to our Annual Financial Statements, we will continue to monitor the projected situation and will assess the effect of any new future developments.

•	the creation of reserves for contingencies assessed as probable by our management, based on our estimates and the opinion of our legal counsel (see Note 9 to our Annual Financial Statements);

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

•	the assessment of the recoverability of goodwill registered under Argentine GAAP for the investment in TDA S.A. is based on our management’s best estimate of discounted future cash flows.

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

As a result of the purchase price allocation completed in 2009 of TDA S.A., we identified higher values of certain assets and have not identified assets and/or liabilities not previously recognized by TDA S.A. The identified net assets of TDA S.A. were measured at their fair value as of the acquisition date, using generally accepted valuation methods for each type of assets and/or liabilities, based on the best information available. Accordingly we determined that an adjustment of Ps.31 million is required to the values of the above-mentioned assets which, in accordance with Argentine GAAP, had been included on a provisional basis in goodwill as of the date of acquisition, corresponding to the difference between its net book value,(i.e.considering the allowance for impairment of fixed assets previously recognized by TDA S.A.) and its fair value, net of their tax effect. This adjustment was made in goodwill value during 2009.

Therefore, the goodwill value corresponding to the difference between the acquisition cost and the fair value of TDA S.A.’s identifiable net assets at the time of the capital stock acquisition, amounted to Ps.30 million, which is maintained as of the closing date of this Annual Report. In estimating future revenues, we mainly use our internal business forecasts and additionally any information we may have regarding changes in significant variables affecting such forecasts. We develop our forecasts based on recent revenue data for existing products and services, planned timing of new products and services, estimates of tariff, and other industry and macroeconomic factors.

The recoverability of the booked value of goodwill, as of December 31, 2009 is based on our best estimate of discounted  future cash flows, considering the available information.  Our management has monitored the evolution of the macroeconomic variables that affect its business and, from time to time, it has adjusted its projections based on the latest trends. Considering TDA S.A.’s available operating strategies and the merger transaction. In the opinion of our management, future cash flows will be obtained to recover the amount registered as goodwill. Notwithstanding the foregoing, our management will continue to monitor our projected situation and will assess the effect of any future developments.

Under U.S. GAAP, due to the fact that this transaction was between entities under common control, the assets and liabilities acquired were incorporated at their net carrying amount of Ps.133 million, determined under U.S. GAAP, and the excess over the above-mentioned carrying amount was treated as a dividend and a reduction of equity in the amount of Ps.63 million. We have decided not to restate the prior year’s financial statements since the effect is not material.

•
the creation of allowances, amounting to Ps.229 million, as of December 31, 2009, to cover doubtful accounts based on our estimates regarding the terms and conditions of our potential future collections;

•
the booking of liabilities related to plans and programs providing for benefits to employees and executives. Our Board of Directors approved certain plans for employees and executives, which are described in “Item 6. Directors, Senior Management and Employees—B. Compensation and D. Employees”; and

•	the recoverability of deferred tax assets and minimum presumed income tax assets;

Management assesses the recoverability of deferred tax assets and minimum presumed income tax assets based on estimates. Minimum presumed income tax is supplementary to income tax. Therefore, our tax liability for each fiscal year will be the higher of these two taxes. However, if the minimum presumed income tax exceeds income tax during one fiscal year, such excess amount may be deemed as prepayment to any income tax in excess of the minimum presumed income tax that may arise in the next ten fiscal years. The recoverability of deferred tax assets and minimum presumed income tax assets ultimately depends on our ability to generate enough taxable income during the periods in which the temporary differences are expected to be deductible or the minimum tax carryforward expire. In making our assessment, management considers the reversal time period of deferred tax liabilities, projected taxable income and tax planning strategies. Our assessment is based on a series of internal projections which are updated to reflect the trends. In accordance with accounting principles in force, we must recognize deferred tax assets when future deductibility is likely. As of December 31, 2009 and 2008, based on the information and projections available as of the date of issuance of our Annual Financial Statements and considering the reversal of deferred tax assets and liabilities and the variables affecting future taxable income, including the renegotiation effect of the Argentine government debt, the foreign exchange rate, inflation for the coming years, and the reduction in foreign currency debt, we currently estimate that the deferred tax assets and the minimum presumed income tax assets as of December 31, 2009 and 2008 are likely to be recovered, except for the specific tax loss carryforwards balance. Also, our management evaluates uncertain tax positions considering provisions of FIN No.48. (See Note 2.2.k to our Annual Financial Statements).

We have made certain assumptions with respect to debt obligations, tax credits and accounts receivable with all levels of the Argentine government (federal, provincial and municipal governments and governmental agencies) that they will be honored either through collection or by delivery of alternative instruments, or by set-off against taxes owed or future taxes payable.

As of the date of issuance of this Annual Report, we cannot predict the possible outcome of the renegotiation pursuant to Public Emergency Law or the rate system that will apply in the future or when it will be implemented. The effects of any economic regulations or balances recognized by the Argentine government will be considered in the financial statements when they become known by our management and effectively approved by regulatory authorities. See Note 8 to our Annual Financial Statements.

Recent accounting developments under Argentine GAAP

Technical Resolution No. 26

In December 2009, the CNV issued General Resolution No. 562, whereby it established the application of FACPCE’s TR No. 26 (with certain amendments) adopting, the International Financial Reporting Standards issued by the International Accounting Standards Board (“IASB”) for certain entities included in the public offering regime of Law No. 17,811.

The application of such standards will be mandatory for us as from the fiscal year beginning on January 1, 2012.

As of the date of issuance of this Annual Report, our Board of Directors is currently analyzing the effects of adopting such financial accounting standards and the specific implementation plan required by the aforementioned CNV resolution.

New Accounting Pronouncements under U.S. GAAP

a)	Hierarchy of Generally Accepted Accounting Principles

In June 2009, the FASB issued SFAS No. 168 “The FASB Accounting Standards Codification TM and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162”. This Statement establishes that the FASB Accounting Standards Codification TM (“ASC”) will become the source of authoritative U.S. generally accepted accounting principles (GAAP) recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. This Statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The authoritative guidance mentioned in this Annual Report includes ASC reference.

b)	Business Combinations

In December 2007, the FASB issued ASC 805 (SFAS No. 141 (Revised 2007)) that replaces FASB Statement No. 141, Business Combinations. This Statement retains the provisions of Statement 141 regarding the acquisition method of accounting used for all business combinations. The most significant changes of this statement are: (i) how an acquiring entity in a business combination recognizes and measures the assets acquired and the liabilities assumed, (ii) recognizing assets acquired and liabilities assumed arising from contractual contingencies at the acquisition date, measured at its fair value, (iii) recognizing a gain in the event of a bargain purchase and (iv) requiring the disclosure to investors and other users of all the information needed to evaluate and understand the nature and financial effect of the business combination.

This statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.

The adoption of ASC 805 did not have any impact on our  financial position or results of operations.

c)	Noncontrolling Interests in Consolidated Financial Statements

In December 2007, the FASB issued ASC 810 (SFAS No. 160) “Noncontrolling Interests in Consolidated Financial Statements”. This Statement amends ARB 51 to establish accounting and reporting standards for a non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a non-controlling (minority) interest in an Operating Subsidiary is an ownership interest in the entity that should be reported as equity in the consolidated financial statements. It also requires consolidated net income to include the amounts attributable to both the parent and the non-controlling interest, with disclosure on the face of the consolidated income statement of the amounts attributed to the parent and to the non-controlling interest.

This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 (calendar year 2009). We do not expect that the adoption of this statement will have a material effect on our  financial position or results of operations.

d)	Disclosures about Derivative Instruments and Hedging Activities

On March 19, 2008, the FASB issued ASC 815 (SFAS No. 161) “Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133”. This Statement changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement No. 133 and its related interpretations, (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows and also (d) the disclosure of derivative features that are credit risk-related and a cross reference within footnote disclosures to enable financial statements users to locate information about derivative instruments.

This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The adoption of this guidance did not have a significant impact on our financial position or results of operations.

e)	Accounting for Transfers of Financial Assets

On June 12, 2009, the FASB issued SFAS 166 “Accounting for Transfers of Financial Assets” which amends SFAS 140. It improves the relevance and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets.

This standard has not been incorporated into ASC and is effective for fiscal years beginning after November 15, 2009.

We do not expect that the adoption of this statement will have a material effect on our financial position or results of operations.

f)	New consolidation guidance for variable interest entities (VIEs)

On June 2009, the FASB issued Statement No. 167, “Amendments to FASB Interpretation No. 46”. One of the reasons for this Statement is that the issuance of SFAS No. 166 eliminated the qualifying special purpose entity concept which effected certain provisions of FASB Interpretation No. 46. This standard requires an entity to assess the determination of the primary beneficiary of a VIE qualitatively. It also requires an ongoing reconsideration of the primary beneficiary, the criteria for determining whether service provider or decision maker contracts are variable interest, the types of events that trigger the reassessment of whether an entity is a VIE and the expansion of the disclosure previously required about transfers of financial assets and interest in variable interest entities, among other.

This standard has not been incorporated into ASC and is effective for fiscal years beginning after November 15, 2009.

We do not expect that the adoption of this statement will have a material effect on our financial position or results of operations.

g)	Fair Value Measurements

To address constituents concerns about the ability to both obtain and rely on observable market data, the FASB issued FASB Staff Position FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP FAS 157-4; codified in ASC 820, Fair Value Measurements and Disclosures). In issuing FSP FAS 157-4, the FASB intended to clarify, not change, the existing principles codified in ASC 820, Fair Value Measurements and Disclosures. Accordingly, the objective of a fair value measurement does not change, even in situations where a market has experienced a significant reduction in activity. The guidance originally issued in FSP FAS 157-4 amends Appendix A of ASC 820 to provide a revised illustrative example regarding the application of the fair value framework in markets that are not active. Areas of additional clarification include determination as to whether (1) there has been a significant decrease in the volume and level of activity for an asset or liability and (2) a transaction is orderly or distressed. The FASB Staff Position is effective for interim and annual reporting periods ending after June 15, 2009, and shall be applied prospectively. Early adoption is permitted only for periods ending after March 15, 2009.

FASB Accounting Standards Update No. 2009-05

Because liabilities are typically not permitted to be transferred, but are instead generally settled directly with the creditor or counterparty to the obligation, questions have arisen in practice about how to measure the fair value of a liability. As a means to address these questions, the FASB issued Accounting Standards Update No. 2009-05, Measuring Liabilities at Fair Value. ASU 2009-05 provides amendments to ASC 820 clarifying the valuation techniques that should be used in determining the fair value of a liability.

Much of the clarifying guidance in ASU 2009-05 validates current measurement approaches being applied in practice. However, the key principles of ASC 820 (e.g., determining the appropriate exit market for the liability) remain critical when assessing the fair value measurement of liabilities.

FASB Accounting Standards Update No. 2009-12

To address whether an investor’s pro rata share of the fair value of underlying investments, or net asset value (i.e., its NAV), of certain alternative investments (e.g., ownership interests in hedge funds, venture capital funds and private equity funds) is an appropriate estimate of the fair value of an interest in the fund or whether there are additional attributes of the investment that could affect the fair value of the interest (e.g., restrictions on redemption or additional capital commitments), the FASB issued Accounting Standards Update No. 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). ASU 2009-12 provides amendments to ASC 820 that are effective for reporting periods ending after 15 December 2009. The new guidance permits, as a practical expedient in certain circumstances, estimating the fair value of investments within the scope of the amendments in ASU 2009-12 using NAV per share of the investment as of the companies’ measurement dates.

We do not expect that the adoption of these statements will have a material effect on our financial position or results of operations.

h)	Compensation – Retirement Benefits

FASB ASC 715 provides guidance on an employer’s disclosures about plan assets of a defined benefit pension or other post-retirement plans. This guidance is intended to ensure that an employer meets the objectives of the disclosures about plan assets in an employer’s defined benefit pension or other postretirement plan to provide users of financial statements with an understanding of the following: how investment allocation decisions are made; the major categories of plan assets; the inputs and valuation techniques used to measure the fair value of plan assets; the effect of fair value measurements using significant unobservable inputs on changes in plan assets; and significant concentrations of risk within plan assets.

The adoption of this guidance did not have a significant impact on our financial position or results of operations.

i)	Intangibles-Goodwill and Other

ASC 350 amends the factors to be considered in developing renewal or extension assumptions used to determine the useful life of intangible assets under ASC 350. Its intent is to improve the consistency between the useful life of an intangible asset and the period of expected cash flows used to measure its fair value. The amendment is effective prospectively for intangible assets acquired or renewed after January 1, 2009.

The adoption of this guidance did not have a significant impact on our financial position or results of operations.

j)	Investments- Equity Method and Joint Ventures

ASC 323 addresses how the initial carrying value of an equity method investment should be determined, how an impairment assessment of an underlying indefinite-lived intangible asset of an equity method investment should be performed, how an equity method investee’s issuance of shares should be accounted for, and how to account for a change in an investment from the equity method to the cost method. ASC 323 was effective in fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years. ASC 323 is applied prospectively with early application prohibited.

The adoption of ASC 323 did not have any impact on our financial position or result of operations.

k)	Multiple deliverable arrangements

In September 2009, the accounting standard regarding multiple deliverable arrangements was updated to require the use of the relative selling price method when allocating revenue in these types of arrangements. This method allows a vendor to use its best estimate of selling price if neither vendor-specific objective evidence nor third-party evidence of selling price exists when evaluating multiple deliverable arrangements. This standard update is effective January 1, 2011 and may be adopted prospectively for revenue arrangements entered into or materially modified after the date of adoption or retrospectively for all revenue arrangements for all periods presented.

We do not expect that the adoption of this statement will have a material effect on our financial position or results of operations.

A.           Operating Results

For a discussion of the manner in which we charge our customers for the different services, see “Item 4. Information on the Company—Business Overview.”

Statistical Data

The following table provides basic information relating to the development of our domestic telephone system.

	December 31, 2009	December 31, 2008	December 31, 2007
Lines installed(1)	5,077,358	5,037,410	4,916,254
Lines in service(1)(2)	4,610,234	4,605,723	4,591,681
ADSL Broadband users	1,235,974	1,078,966	816,264
Lines in service per 100 inhabitants (Southern Region)	23.4	23.4	23.7
Lines in service per employee	426.2	438.0	440.2
Total pending applications(3)	25,939	35,934	43,170
Percentage of lines connected to digital exchanges	100.0%	100.0%	100.0%
Public telephones installed	88,522	97,710	112,396

(1)	Includes local lines, public lines and digital trunk access in service.

(2)	Excludes presubscribed lines.

(3)	Backlog in lines requested by customers for which installation is pending.

Comparison of Results of Operations for the Fiscal Years Ended December 31, 2009 and 2008.

All references made below to 2009 and 2008 are to our fiscal years ended December 31, 2009 and December 31, 2008. The following discussion is based on the amounts included in our Annual Financial Statements (in pesos restated for inflation until February 28, 2003). See “Item 3. Key Information—Selected Financial Data.”

Net Revenues

Total net revenues increased by Ps.903 million, or 19.0%, to Ps.5,664 million in 2009 from Ps.4,761 million in 2008. The increase in 2009 revenues was mainly due to an increase in the consumption of our various services,  principally internet, supplemental and flat rate telephone services as well as data transmission services as a result of the acquisition and merger of TDA S.A.

Operating revenues presented by category of services in this Annual Report are derived from our accounting records, certain reports from our billing systems and certain estimates made by our management. This breakdown is not included in our Annual Financial Statements. Revenues are disclosed net of discounts and commissions.

The following table shows operating revenues in millions of pesos by category of services for the fiscal years ended December 31, 2009 and 2008:

	Fiscal Year Ended
	December 31, 2009 (2)		December 31, 2008 (2)

	(in millions of pesos unless otherwise noted)
Basic telephone service
Measured service	1,350	23.8%	1,220	25.6%
Monthly basic charges(1)	990	17.5%	933	19.6%
Special services	1,761	31.1%	1,056	22.2%
Public phones	83	1.5%	96	2.0%
Access charges	807	14.2%	813	17.1%
International long-distance service	270	4.8%	242	5.1%
Direct lines	138	2.4%	155	3.3%
Other	265	4.7%	246	5.1%
Total	5,664	100.0%	4,761	100.0%

(1)	Includes basic charges and charges for supplemental services.

(2)	See Note 2.5 to our Annual Financial Statements.

Basic Telephone Service

Measured Service

Revenues from measured service includes revenues that we collect for local and domestic long-distance calls made by our customers to our other customers through our network and for calls by our customers to customers of other operators that are routed in part through our network as well as other operators’ networks. In this last case, we bill and collect these revenues, and pay to the other operators the cost of using their networks. See “—Cost of Services Provided, Administrative and Selling Expenses—Fees and Payments for Services” below.

Revenues from measured service increased by Ps.130 million, or 10.7%, to Ps.1,350 million in 2009 from Ps.1,220 million in 2008. The variation was mainly due to higher revenue from packaged services that, net of the decrease in the average consumption of local and domestic long-distance use per line, amounts to Ps.150 million. Such increase was partially offset by an increase in commercial discounts of approximately Ps. 20 million in 2009 as compared to 2008. Tariff discounts consist of commercial discounts accorded to certain customers, including the Argentine government.

Monthly Basic Charges

Revenues from monthly basic charges increased by Ps.57 million, or 6.1%, to Ps.990 million in 2009 from Ps.933 million in 2008. The variation was mainly due to: (i) an increase in revenues from supplementary services, net of unprovided services, of approximately Ps.41 million, and (ii) an increase in monthly basic charges of approximately Ps. 25 million mainly due an increase of 1% in the average number of billable lines, partially offset by an increase in commercial tariff discounts of approximately Ps. 9 million.

Special Services

Revenues from special services increased by Ps.705 million, or 66.8%, to Ps.1,761 million in 2009 from Ps.1,056 million in 2008. The increase in revenue was attributable to: (i) an increase of the number of users of internet service, resulting in increased ADSL access charges of Ps.89 million, ADSL monthly charges of Ps.179 million and other value-added internet service charges of Ps.20 million, (ii) an increase of Ps.406 million in revenue for data transmission due to the acquisition of TDA S.A. (see Note 17 to our Annual Financial Statements), and (iii) an increase of Ps. 11 million due to greater revenue generated by other special services.

Public Phones

Revenues from public phones decreased by Ps.13 million, or 13.5%, to Ps.83 million in 2009 from Ps.96 million in 2008. The variation mainly results from a drop in usage and a decrease in the number of lines in third party calling centers, in-store telephone booths and terminals.

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

Revenues resulting from access charges (interconnection charges) decreased by Ps.6 million, or 0.7%, to Ps.807 million in 2009 from Ps.813 million in 2008. The variation mainly results from a decrease in monthly interconnection charges of approximately Ps.8 million, partially offset by  an increase in interconnection traffic of approximately Ps.2 million.

International Long-Distance Service

International long-distance service revenues increased by Ps.28 million, or 11.6%, to Ps.270 million in 2009 from Ps.242 million in 2008. This variation was mainly due to an increase in supplier traffic and the exchange rate variations during the fiscal year. Supplier traffic refers to calls made from abroad to Argentina.

Direct Lines

Revenues from direct lines  decreased by Ps.17 million, or 11.0%, to Ps.138 million in 2009 from Ps.155 million in 2008. The variation is mainly due to the decrease in leases and monthly charges of direct line circuits.

Other Revenues

Other revenues increased by Ps.19 million, or 7.7%, to Ps.265 million in 2009 from Ps.246 million in 2008. This variation was mainly generated by an increase in other management services, higher revenues related to advertising in telephone directories and rehabilitation charges.

Cost of Services Provided, Administrative and Selling Expenses

Cost of services provided, administrative expenses and selling expenses increased by Ps.817 million, or 21.3%, to Ps.4,644 million in 2009 from Ps.3,827 million in 2008.

The following table shows the breakdown of expenses for the fiscal years ended December 31, 2009 and 2008, in millions of pesos:

	Fiscal Year Ended
	December 31, 2009 (2)		December 31, 2008 (2)

	(in millions of pesos)
Salaries and social security taxes	1,140	24.5%	867	22.7%
Depreciation and amortization of fixed assets and intangible assets(1)	1,034	22.3%	999	26.1%
Fees and payments for services	1,574	33.9%	1,233	32.2%
Material consumption and other expenditures	164	3.5%	138	3.6%
Allowance for doubtful accounts	79	1.7%	55	1.4%
Taxes other than income tax	325	7.0%	274	7.2%
Management fee	-	-	22	0.6%
Brand license fee	51	1.1%	22	0.6%
Other	277	6.0%	217	5.6%
Total	4,644	100.0%	3,827	100.0%

(1)	Restated for inflation until February 28, 2003.

(2)	See Note 2.5 to our Annual Financial Statements.

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

Salaries and social security taxes increased by Ps.273 million, or 31.5%, to Ps.1,140 million in 2009 from Ps.867 million in 2008. The variation was mainly due to an increase in our employees’ salaries, related to those included and not included in the collective bargaining agreement during 2009. This increase was partially offset by a decrease in our average headcount, which varied by approximately 0.4% to 10,666 in 2009, from 10,708 in 2008.

Depreciation and Amortization of Fixed Assets and Intangible Assets

Total depreciation of fixed assets and amortization  of intangible assets  increased by Ps. 35 million, or 3.5%, to Ps.1,034 million in 2009 from Ps.999 million in 2008. The  increase was mainly due to the depreciation charges resulting from the addition of fixed assets applied during 2008 and 2009, and partially offset by assets no longer amortized as of December, 2008 (mainly transmission, switching and radio equipment and IT applications).

Fees and Payments for Services

Fees and payments for services increased by Ps.341 million, or 27.7%, to Ps.1,574 million in 2009 from Ps.1,233 million in 2008, mainly due to the following increases:

•      Interconnection traffic and links with providers and outgoing international calls of Ps.120 million;

•      Advertising expenses of Ps.51 million, mainly generated by an increase in the number of advertising and telemarketing campaigns;

•      Commissions for sales of Ps.30 million;

•      Maintenance of networks and buildings expenses of Ps.97 million;

•      Expenses on IT services of Ps.15 million;

•      Expenses related to the edition, printing and distribution of telephone directories of Ps.5 million;

•      Security, communication, travel and others expenses of Ps.14 million; and

•      Temporary employee expenses of Ps. 11 million.

These increases were partially offset by:

•      A decrease in advisory and consulting expenses for Ps. 2 million.

Material Consumption and Other Expenditures

Costs for material consumption and other expenditures increased by Ps.26 million, or 18.8%, to Ps.164 million in 2009 from Ps.138 million in 2008. The main cause of the change was the increase in the volume of supplies, as a result of the larger average number of installed lines of basic telephony and ADSL and the higher prices of such supplies.

Allowance for Doubtful Accounts

The change in the charge for the allowance for doubtful accounts can be summarized as follows: (i) allowance for doubtful accounts was Ps.97 million in 2009, which as compared to Ps.74 million in 2008, represents an increase of Ps.23 million, and (ii) a total recovery of collection of past-due customers in 2009 of Ps.18 million, which as compared to Ps.19 million recovered in 2008, represents a decrease of Ps.1million.

Taxes Other Than Income Tax

The charge to taxes other than income tax increased from Ps.274 million in 2008 to Ps.325 million in 2009. This variation is mainly due to an increase in revenues which are the taxable base for the determination of certain taxes.

Management Fee

The charge to income for management fees in 2008 corresponds to the Management Agreement. This agreement terminated in April 2008. See “Item 4. Information on the Company—Business Overview— Management Agreement and Brand License .”

Brand License

The charge to income for brand fees increased by Ps.29 million, from Ps. 22 million in 2008 to Ps. 51 million in 2009. The variation is mainly due to the implementation of the brand license agreement on May 1, 2008, whereby TSA granted a license to the Company to use various TSA brands in Argentina (including the Telefónica brand). This agreement shall be in force until December 31, 2011and may be renewed for three-year periods. See “Item 4. Information on the Company—Business Overview— Management Agreement and Brand License”.

Other

Other operating costs increased from Ps.217 million in 2008 to Ps.277 million in 2009, representing a Ps.60 million increase, or 28%. The variation is mainly due to the following: (i) Ps.29 million in satellite rentals; (ii) Ps. 8 million in cost of goods sold ; (iii) Ps.7 million in commissions; (iv) Ps.13 million in other payroll expenses; (v) Ps. 7 million in the amount charged to results for tax on bank transactions and (vi)  Ps.4 million in other expenses, partially offset by a decrease of Ps.8 million in insurance costs.

Other Expenses, Net

Other expenses, net decreased from Ps. 168 million in 2008 to Ps. 162 million in 2009, mainly due to a decrease in the employee termination charges and other expenses of Ps. 42 million and Ps. 38 million, respectively, partially offset by an increase in contingencies of Ps. 64 million and net book value of fixed assets retired charges of Ps. 10 million.

Financial Income and Losses

For the fiscal years ended December 31, 2009 and 2008, net financial income and losses amounted to losses of Ps. 285 million and Ps. 224 million, respectively, representing an increase of the loss of Ps. 61 million, or 27.2%. This variation was mainly due to: (i) Ps. 82 million increase in holding loss from financial instruments especially hedge accounting and (ii) Ps. 3 million increase in the loss from exchange differences, from a loss of Ps. 116 million in 2008 to a loss of Ps. 119 million in 2009, due to a depreciation of the peso in 2009 as compared to 2008. These looses were partially offset by, (i) a decrease in holding loss from government securities and other financial expenses of Ps. 15 million, from a loss of Ps. 18 million in 2008 to a loss of Ps. 3 million in 2009, and (ii) a decrease in interest and net financial charges of Ps. 9 million.

Income Tax

The charges for income tax as of December 31, 2009 and 2008 amounted to Ps.199 million and Ps.205 million respectively. The variation is mainly due to a decrease in taxable net income for the year ended December 31, 2009 as compared to the fiscal year ended December 31, 2008.

Income from discontinued operations

As of December 31, 2009, the results of discontinued operations amounted to Ps. 4 million as a consequence of the elimination of the uncertainty over that amount during the fiscal year. See Note 13 to our Annual Financial Statements.

Net Income

Net income increased by Ps.41 million, or 12.17%, to Ps.378 million in 2009 from Ps.337 million in 2008. The variation is mainly explained by the increase in net revenues and the decrease in other expenses, partially offset by the increases in operating, administrative and selling expenses, and an increase in the loss of financial and holding charges.

Comparison of Results of Operations for the Fiscal Years Ended December 31, 2008 and 2007

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

Special services include:

•	supplementary services (e.g., call waiting and call forwarding) provided through digital switches and telephones;

•	special services for companies (e.g., digital links between customers and digital trunk access);

•	internet access including ADSL broadband; and

•	other services such as calling cards, toll-free calling, voice messaging and collect calling.

Special Services

Revenues from special services increased by Ps.264 million, or 33.3%, to Ps.1,056 million in 2008 from Ps.792 million in 2007. The increase in revenue was attributable to: (i) an increase in the number of internet service, resulting in increased ADSL access charges of Ps.78 million, ADSL monthly charges of Ps.150 million and other value-added internet service charges of Ps.27 million, and (ii) Ps.26 million in revenue for data transmission due to the acquisition of TDA S.A. The total increase in revenue due to special services was partially offset by a decrease in revenue of Ps.17 million from lower use of prepaid cards.

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

The following table shows the breakdown of expenses for the fiscal years ended December 31, 2008 and 2007, in millions of pesos:

	Fiscal Year Ended
	December 31, 2008 (2)		December 31, 2007 (2)

	(in millions of pesos)
Salaries and social security taxes	867	22.7%	677	20.2%
Depreciation and amortization of fixed assets and intangible assets(1)	999	26.1%	1,068	31.8%
Fees and payments for services	1,233	32.2%	988	29.4%
Material consumption and other expenditures	138	3.6%	96	2.9%
Allowance for doubtful accounts	55	1.4%	40	1.2%
Taxes other than income tax	274	7.2%	224	6.7%
Management fee	22	0.6%	61	1.8%
Brand license fee	22	0.6%	–	–%
Other	217	5.6%	202	6.0%
Total	3,827	100.0%	3,356	100.0%

(1)	Restated for inflation until February 28, 2003.

(2)	See Note 2.5 to our Annual Financial Statements.

Salaries and Social Security Taxes

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

•      Security, communication, travel and others expenses for Ps.5 million; and

•      Recovery of costs, in 2007, for Ps.21.5 million due to the debt compensation mentioned in Note 9.c to the Annual Financial Statements.

These increases were partially offset by a decrease in temporary personnel expenses of Ps.3 million, mainly due to the decrease in the hiring of personnel of this staff category.

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

Allowance for Doubtful Accounts

The change in the charge for the allowance for doubtful accounts can be summarized as follows: (i) allowance for doubtful accounts was Ps.74 million in 2008 as compared to Ps.63 million in 2007, representing an increase of Ps.11 million, which also represents 1.55% of net revenues in 2008 and 1.51% in 2007; and (ii) a total recovery of collection of past-due customers in 2008 of Ps.19 million, which as compared to Ps.23 million recovered in 2007,  represents a decrease of Ps.4 million.

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

Brand License

Charges attributable to brand licensing pursuant to our brand license agreement with TSA, effective from May 1, 2008, were Ps.22 million. See “Item 4. Information on the Company—Business Overview— Management Agreement and Brand License .”

Other

Other operating costs increased from Ps.202 million in 2007 to Ps.217 million in 2008, representing a Ps.15 million increase. The variation is mainly due to the following increases: (i) an increase of Ps.2 million in commission payments; (ii) an increase of Ps.7 million in cost of goods sold; (iii) higher lease payments, insurance costs and other costs of Ps.14 million; (iv) an increase of Ps.6 million in the amount charged to results for tax on bank debits and credits; and (v) an increase of Ps.7 million in other personnel expenses. These increases were partially offset by a decrease in directors’ and statutory auditors’ payments of Ps.19 million, and in transportation expenses of Ps.2 million.

Other Expenses, Net

Other expenses, net decreased by Ps.249 million, or 59.7%, to Ps.168 million in 2008 from Ps.417 million in 2007. In December 2007, pursuant to Argentine GAAP, we recorded Ps.173 million in other expenses, net for employees who would join the employee early retirement plan until December, 2008.

Financial Income and Expense

Net financial expense decreased by Ps.99 million , or 30.7%, to Ps.224 million in 2008 from Ps.323 million in 2007. This was mainly due to (i) an increase of Ps.27 million in holding gain from financial instruments, (ii) a decrease of Ps.133 million in interest and net financial charges, from a loss of Ps.256 million in 2007 to a loss of Ps.123 million in 2008, mainly due to a decrease in financial payables, (iii) an increase of Ps.49 million in the loss from exchange differences, from a loss of Ps.67 million in 2007 to a loss of Ps.116 million in 2008, due to a depreciation of the peso in 2008 as compared to 2007, and (iv) a loss in holding gain/loss from government securities of Ps.12 million in 2008.

Income Tax

The charges for income tax as of December 31, 2008 and 2007 amounted to Ps.205 million and Ps.18 million respectively. The variation is mainly due to an increase in net income for the year ended December 31, 2008 as compared to the year ended December 31, 2007.

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

During 1999, Law No. 25,063 provided for the creation of a minimum presumed income tax, in effect for ten fiscal years. Law 26,426, dated December 19, 2008, established the extension of the validity of minimum presumed income tax for one year. Law 26,545, dated December 11, 2009, established a new extension of its validity for ten years ending December 30, 2019. This tax is supplementary to income tax because while the latter is levied on the year’s taxable income, minimum presumed income tax is a tax floor, calculated on the potential income from certain productive assets at a rate of 1.0% of the value of those assets as of the end of each fiscal year so that our tax liability will be the higher of these two taxes. However, should minimum presumed income tax be higher than income tax in any given fiscal year, the excess may be considered as a prepayment on account of any excess of income tax over minimum presumed income tax that may arise in any of the ten subsequent fiscal years.

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

Turnover Tax

The rate of the tax on gross revenues depends on the jurisdiction in which revenue is generated and ranges from 3.0% to 6.5%.

Other Taxes

The tax assessed on us to finance the activities of the Regulatory Authority is levied on total monthly revenues from us for the provision of telecommunications services, net of any applicable tax on the revenues.

Decree No. 764/2000 approved the Rules for Universal Service which provide a subsidy mechanism for certain customer categories and zones considered to be relatively high-cost for rendering basic telephone service, financed with a special contribution called “investment contribution commitment” of 1.0% of the revenues obtained from rendering the telecommunications services, net of any applicable tax and automatic deduction provided by the related regulation. The tax is already accruing but the mechanism for receiving the tax amounts by the government and the assigning of subsidies has not yet been implemented by the Argentine government, except by Resolution N° 80/2007 (Secretary of Communications) enforced since July 1, 2007, which established that the monthly net amount determined should be deposited in a company-owned special bank account pending ruling by the authorities on a final Universal Service system. See “Item 4. Information on the Company – Business Overview – Regulatory Matters – Universal Service.”. Decree N° 558/2008, published in the Official Bulletin on April 4, 2008 approved new Rules for Universal Services with the same tax rate of 1%.

On January 16, 2009, Resolution No. 7/09 of the S.C. was published in the Official Bulletin, approving the form of trust agreement whereby the Universal Service Trust Fund will be implemented, with the Banco Itau Buen Ayre S.A. acting as trust manager. We have challenged Section 2 of the abovementioned Resolution to the S.C., as it reiterates the provisions of S.C.´s Resolution N° 405/08, requiring the deposit of the corresponding amounts without discounting the amounts related to Universal Service’s programs.

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

 Law No. 26,341 and its regulatory decree No. 1987/2008 repealed, effective as from January 2, 2008, subsections b) and c) of Section 103 bis of Employment Contract Law No. 20,744. Pursuant to such provisions, the sums granted by way of food shopping vouchers and food and lunch tickets were deemed to be fringe benefits (of a non-wage nature) and therefore not subject to dues and contributions under the social security systems.

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

Finally, the recent enacted legal provisions stipulate that the remunerative amounts set forth therein shall not form part of base salaries under collective bargaining agreements, unless otherwise established. Furthermore, it is authorized that during a term of one year counted as from the date Law No. 26,341 enters into force, the signatories to collective bargaining agreements may agree upon non-wage increases for a maximum term of six months via the provision of food or lunch tickets.

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

As of December 31, 2009, the total amount recorded as reserves for contingencies is Ps.402 million.

The breakdown of the reserves for contingencies is as follows:

Labor contingencies:

The reserve for contingencies related to labor issues amounted to Ps.158 million, Ps. 182 million and Ps.161 million as of December 31, 2009, 2008 and 2007, respectively. The closing balance of the reserve as of December 31, 2009 is mainly comprised of:

i)
aggregate assessment of probable losses of Ps.5 million resulting from claims brought by employees, related to salary differences, taking into account certain judgments of the Court of Appeals at the beginning of 2005 that were adverse to us;

ii)	claims for alleged rights provided in the labor law and related costs which amounted to Ps. 43 million. We intend to defend our rights in whichever instances are necessary; and

iii)	other matters assessed as probable to incur losses, related to:

•	Joint and several liability with third parties;
•	Labor accidents;
•	Illnesses;
•	Other severance payments; and
•	Claims from ENtel’s former employees.

Tax contingencies:

The reserves for contingencies related to tax matters assessed as probable amounted to Ps.127 million, Ps.92 million and Ps.103 million as of December 31, 2009, 2008 and 2007, respectively. These tax issues in 2009 are mainly related to:

•	Municipal taxes;

•	National and Provincial taxes; and

•	Fines applied by regulatory authorities

Civil, commercial and other contingencies:

The reserve for contingencies related to civil, commercial, administrative, regulatory compliance and other matters that are expected to have a negative outcome for us as of December 31,2009, 2008  and 2007 amounted to Ps.117 million, Ps.117 million and Ps.190 million, respectively. These other matters related to:

•	Damages;

•	Regulatory compliance claims; and

•	Claims for account reporting.

Results of Operations in Accordance with U.S. GAAP

The main differences between net income calculated in accordance with U.S. GAAP and with Argentine GAAP are described in Note 18 to our Annual Financial Statements. Operating income in accordance with U.S. GAAP amounted to Ps. 1,149 million in 2009, Ps.929 million in 2008 and Ps.1,006 million in 2007. Income before income tax in accordance with U.S. GAAP amounted to Ps. 869 million in 2009, Ps.719 million in 2008 and Ps.678 million in 2007. After adjusting for income tax expense of Ps. 301 million in 2009, Ps.266 million in 2008 and Ps.224 million in 2007, net income in accordance with U.S. GAAP amounted to Ps. 568 million in 2009, Ps.453 million in 2008 and Ps.454 million in 2007.

In 2009 in comparison with 2008, the net effect on income of U.S. GAAP adjustments (before deferred income tax effect) resulted in a gain of Ps.292 million in 2009 from a gain of Ps.177 million in 2008. This variation of Ps.115 million was mainly due to:

(a)
the effect of considering in 2008 as a liability under U.S. GAAP certain termination benefits which were recognized in 2007 under Argentine GAAP, amounting to a loss of Ps.346 million in fiscal year 2008;

(b)
a decrease in the amount of the reversal of inflation adjustment under U.S. GAAP mainly for the inflation adjustment corresponding to the effect on depreciation and amortization, amounting to a loss of Ps. 52 million; and

(c)	the effect of discounted value of assets and liabilities related to tax compliance plan liabilities for an amount of Ps.14 million.

As of December 31, 2007, 2008 and 2009, we estimate that the deferred tax assets as of those dates are likely to be recovered.

As of December 31, 2008 and 2009, the adjustment of deferred income tax under U.S. GAAP corresponds to the tax effects of reconciling items between Argentine GAAP and U.S. GAAP.

B.           Liquidity and Capital Resources

Sources of Funds

We finance our operations pursuant to a policy that combines the use of internally generated funds with the use of financings obtained from third parties. Our general financing policy has been to cover our future cash needs to achieve our investment plan and repay our short and current portion of long-term debt mainly with funds generated by our operations plus, if necessary, with bank loans and access to the capital markets. As of December 31, 2009, our current assets are lower than our current liabilities, both under Argentine GAAP, by Ps.738 million, and our financial and banking debt totaled the equivalent of Ps.1,126 million, out of which Ps.499 million are classified as non-current on our balance sheet and relate to agreements that provide for acceleration, pursuant to prescribed procedures, of outstanding amounts if other obligations are in default. Our general financing policy is to cover future needs for funds to continue our investment plan and repay short and long-term debt mainly with cash generated by operations and, if necessary, with bank loans and/or access to capital markets, or, in the final instance, through financing from our indirect parent company. In the opinion of our management, our working capital and self-generated funds are sufficient for our present requirements.

On December 22, 2006, we reimbursed to the shareholders Ps.0.60 in cash and delivered four new shares of Ps.0.10 face value each for each share of Ps.1 face value held by each shareholder before the capital stock reduction approved by our shareholders in September 2006. Consequently, the shares of Ps.1 face value were settled. On that date we made a payment to our shareholders in the amount of Ps.1,038 million pending payment of Ps.3 million as of December 31, 2009.

Cash Provided from Operating Activities. Cash flow from operations was Ps.1,802 million in the fiscal year ended December 31, 2009. Cash flow from operating activities decreased by Ps.61 million from Ps.1,863 million in

2008 principally as a result of increases in trade receivables and in income tax payments. Cash flow from operating activities increased by Ps.456 million from Ps.1,407 million in 2007 to Ps.1,863 million in 2008 principally as a result of the increase  in  revenues.

Cash Flows Used in Investing Activities. In the fiscal year ended December 31, 2009, the funds used to purchase fixed assets and IT applications amounted to Ps.694  million, compared to Ps.761 million in 2008 and Ps.593 million in 2007  (net of  Ps. 282 million, Ps.143 million and Ps.97 million respectively, financed by trade payables). The total funds applied to investment activities during the fiscal year ended December 31, 2008 amount to Ps.940 million, including Ps.179 million applied to the purchase of TDA S.A.’ shares net of cash acquired.  See “Item 4. Information on the Company—Our History and Development—Purchase of TDA S.A.” Without considering our investment in TDA SA, we increased our capital expenditures during 2009, 2008, 2007, and continued focusing on expenditures related to strategic products, principally in broadband services (ADSL). See “—Factors Affecting Our Results of Operations—Overview.”

Cash Flows Used in Financing Activities. In the fiscal years ended December 31, 2009, 2008 and 2007, cash used in financing activities was Ps.460 million, Ps.659 million and Ps.945 million, respectively. The decrease of Ps. 199 million in 2009 from 2008 was mainly due to a decrease in repayments of loans. The decrease of Ps.286 million in 2008 from 2007 was mainly due to a decrease in repayments of loans and interest paid.

Capital Expenditures including Investments in Fixed Assets and IT Applications

The following table contains a breakdown of our capital expenditures including IT applications. See also Item 4. “Information on the Company—Business Overview—Regulatory Matters—Rates.”

	Fiscal Year Ended December 31, 2009	Fiscal Year Ended December 31, 2008 (4)	Fiscal Year Ended December 31, 2007(3)
	(in millions of pesos)
Land, buildings and equipment	28	16	15
Transmission and switching equipment	501	315	240
External plant	73	166	125
Telephone equipment	92	106	35
Materials	174	231	187
Other(2)	108	70	88
Total(1)	976	904	690

(1)	Total capital expenditures for the fiscal years ended December 31, 2009, 2008 and 2007, include Ps. 282 million, Ps.143 million and Ps.97 million, respectively, financed by trade payables.

(2)	Includes Ps.87 million, Ps.57 million and Ps.63 million as of December 31, 2009, 2008 and 2007, respectively, related to IT applications.

(3)	Figures do not include the amounts corresponding to TDA S.A. See Note 2.5 to our Annual Financial Statements.

(4)	Includes Ps. 5 million related to client portfolio.

Our major network capacity expansion and/or enhancement projects in 2009 included:

•
Basic telephone lines: A project to activate newly installed lines in the Southern Region focusing on achieving full-capacity utilization on plant addition and existing network capacity. During fiscal year 2009, we invested Ps.73 million and installed approximately 291,298  lines.

•
ADSL: A high-speed local access service that allows customers a permanent broadband connection to access internet service providers. The aggregate cost of this project during fiscal year 2009 was approximately Ps.323,5 million. As of December 31, 2009 and December 31, 2008, we had 1,235,974 and 1,078,966 users in service, respectively.

•
Other: Our additional capital expenditure projects include software development. From 2005 to 2009, we were involved in the ATIS Project, an invoicing and collecting software. We invested Ps.9.1 million in this project during fiscal year 2009

We plan to continue those projects that are required to maintain the quality of our services, generate cash flow in the near term and those that we deem to be high priority.

For the fiscal year ending December 31, 2010, we expect to make capital expenditures, including IT applications, of approximately Ps.1,000 million. Estimates for capital expenditures are preliminary and are based upon assumptions regarding commercial, technical and economic factors such as rates for telecommunications services, exchange rates, inflation, demand and availability of equipment and buildings. We do not foresee significant changes in our capital expenditures caused by the recent international economic crisis. See “Item 4. Information on the Company—Business Overview—Business Strategy.”

Dividends

We have not paid dividends since 2001. Given that the total balance of the legal reserve account was appropriated to the accumulated losses account as of December 31, 2005, we had to restore such reserve through no less than 5.0% of the income for the year up to 20.0% of our capital stock plus the balance recorded under the comprehensive adjustment to capital stock account before declaring dividends. Consequently, as of December 31, 2008, we had a restriction on the distribution of retained earnings until the legal reserve amounted to Ps. 381 million.

Our General Ordinary and Special Class A and B shareholders’ meeting held on April 20, 2009, allocated Ps.337 million in unappropriated retained earnings recorded as of December 31, 2008 to the legal reserve. Additionally, in order to fully reconstitute the legal reserve, Ps.30 million from the reserve for future dividends was appropriated to the legal reserve. The legal reserve currently amounts to Ps.382 million, which includes our previous legal reserve of Ps. 15 million. Including  the above-mentioned appropriation, our legal reserve reached the  20% of our Capital Stock and comprehensive adjustment to Capital Stock.

 In accordance with Law No. 25,063, any dividends in cash or in kind, distributed in excess of the accumulated taxable income at the moment of its distribution, shall be subject to a 35.0% income tax withholding as a single and final payment.

Debt

Our short-term indebtedness outstanding as of December 31, 2009 includes bank, other financial institution financing  and the 9.125% Notes due 2010, totaling the equivalent of U.S.$165 million.

We have outstanding as of December 31, 2009 the following long-term indebtedness:

•	8.85% Notes due 2011 totaling U.S.$116.2 million;

•	bank and other financial institution financing totaling the equivalent of U.S.$16 million due until 2017.

As from 2006, our debt in foreign currency had decreased in terms of U.S. dollars as a consequence of repayments. As of December 31, 2007 , 2008 and 2009 our debt in foreign currency had decreased in terms of U.S. dollars to the equivalent of U.S.$535 million (equivalent to Ps.1,687 million), U.S.$383 million (equivalent to Ps.1,324 million), and U.S.$297 million (equivalent to Ps.1,129 million), respectively, based on the peso/U.S. dollar exchange rate as of each date. As of December 31, 2009, current assets were lower than our current liabilities by Ps.738 million. (See Note 10 to our Annual Financial Statements).

On September 24, 2009, we made two repurchase offers in cash for our outstanding debt obligations, one in pesos and the other in U.S. dollars, amounting to a maximum purchase price of US$ 75 million and Ps. 200 million respectively. On September 25, 2009, we notified the CNV these repurchase offers. The repurchase offers were terminated on October 22, 2009, with us having disbursed a total amount of US$ 67.9 million and Ps. 18.7 million in order to repurchase the notes, corresponding to:

- 8.850% Conversion notes due in August 2011 with a face value of US$ 28,576 (corresponding to 100% of the outstanding amount);

- 9.125% notes due in November 2010 with a face value of US$ 48.2 million;

- 8.850% notes due in August 2011 with a face value of US$ 17.9 million;

Of the amount disbursed, US$ 4.2 million corresponds to a premium paid by us, which was recorded under “interest and financial charges” in the statement of operations for the fiscal year ended December 31, 2009.

Furthermore, on October 29, and 30, 2009, we repurchased US$ 2.4 million and US$ 0.5 million of our notes due in 2010 and 2011, respectively.

As of the date of issuance of this Annual Report, we have not cancelled the repurchased negotiable obligations corresponding to the 2010 and 2011 series nor do we intend to resell such obligations. We have cancelled all of the Conversion notes amounting US$ 28,576.

As of December 31, 2009, we held long-term funds from major financial institutions in an amount equivalent to Ps.60 million maturing between February 2011 and May 2017 and accruing a nominal annual interest rate ranging from 1.75% to 2.30%. These funds have been borrowed under terms and conditions customary in this kind of transaction, which generally refer to the commitment not to encumber or grant security interests on assets or on present or future revenues, other than certain permitted encumbrances or unless certain predetermined conditions are met. Moreover, we do not have any financial covenants.

Exposure to Foreign Exchange Rates

Our financial and bank payables in foreign currency as of December 31, 2009 amounted to approximately U.S.$267 million (approximately Ps.1,015 million), 9 million euro (approximately Ps.50 million), and 1.6 billion Japanese yen (approximately Ps.64 million). We have entered into a currency swap agreement in respect of the Japanese yen-denominated bank payables, as described in—“Hedging Policy—Swaps” below. As of December 31, 2009, we also had the equivalent of approximately Ps.349 million of trade and other payables denominated in foreign currencies; and approximately Ps.336 million of our current receivables, investments and bank deposits are denominated in foreign currency.

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

 As of December 31, 2009, we had indebtedness in foreign currency in an amount equivalent to U.S.$297 million and, for the purpose of partially hedging our indebtedness in foreign currencies, had investments in U.S. dollars in the amount of U.S.$33 million.

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

As part of our hedging policy, we held the following derivative financial instruments:

Swaps

In September 1999, we entered into a foreign currency swap agreements with Citibank N.A. to hedge the risk of fluctuations in the yen/U.S. dollar exchange rate in connection with the loan granted by the Export-Import Bank of Japan (currently the Japan Bank for International Cooperation), which had a balance of 1.6 billion Japanese yen as of December 31, 2009. The loan matures in February 2011 and accrues interest at a rate of 2.3% per annum. The swap agreement provides a fixed exchange rate of 104.25 yen per U.S. dollar. The interest rate to be paid to Citibank N.A. under the swap agreement during the term of the loan for the U.S. dollars received is 7.98% per annum. As of December 31, 2009, the amount of the related liability, taking into account the effect of the swap and the additional interest accrued, was U.S.$16 million.

The swap agreement with Citibank establishes, among other typical provisions for this type of transaction, the acceleration of payment upon the failure to pay financial debts for amounts in excess of 2.0% of our shareholders’ equity.

As of December 31, 2009, the hedge relationship of this swap was deemed to be ineffective. (See Note 2.7 to our Annual Financial Statements).

Currency Futures

In order to hedge the risk associated with the exchange rate exposure of our dollar denominated financial indebtedness, we entered into several over-the-counter foreign currency forward agreements throughout 2009.  As of December 31, 2009, we had entered into foreign currency forward agreements with local banks for a total notional amount of US$259 million, with an average exchange forward rate of Ps. 4.17 per U.S. dollar.  These agreements mature from January to December 2010 and compensate in full at each maturity date.  The agreements hedge short-term U.S. dollar denominated commitments, mainly related to trade debt.

Additionally, during 2009, we also entered into foreign currency forward agreements with the Rosario Futures Exchange (“ROFEX”) for a total notional amount of US$35 million, with an average exchange forward rate of Ps. 4.02 per U.S. dollar. These agreements mature from January to October 2010.  For all these agreements, we have made guarantee deposits in local banks in order to ensure that the collateral margins required by ROFEX are met (see note 14. to the financial statements).  In addition, these agreements hedge short-term U.S. dollar denominated commitments, mainly related to trade debt.  With respect to the agreements traded at the Rosario Futures Exchange, we perform a daily mark-to-market valuation of the forward position in order to have reflected, in the compensation account, the variations between the forward prices and the market prices.

As of December 31, 2009, the hedge relationships were determined by us to be effective (see Notes 2.2.j and 2.7 to our Annual Financial Statements).

See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for important information concerning our exposure to changes in foreign currency exchange rates.

Credit Ratings

Although both Standard & Poor’s and Fitch have lowered our foreign currency credit ratings based on the increased refinancing risk after the devaluation of the peso, the government-mandated pesification and freezing of our tariffs, and the harsh macroeconomic conditions in Argentina, since the end of 2003, both agencies increased our ratings several times as a consequence of our maturity profile after the consummation of the exchange debt offers in 2003. Fitch’s latest increase of our ratings occurred on February 18, 2008. In December 2008, Fitch downgraded the local currency credit rating of several Argentine companies including ours, after downgrading Argentina’s rating. In 2005 and 2006, Standard and Poor’s increased our rating based on the strengthening of economic conditions in Argentina, and on improvements in our operating and financial performance. On February 12, 2009, Standard and Poor’s downgraded the credit rating of 15 Argentine companies including us, due to: increased government intervention; less financial flexibility (and more dependence on discretionary government agencies after the renationalization of the private pension system); reduced incentives for parent-company support; cash flow volatility due to industry-specific factors; countrywide factors; the impact of the economic slowdown in the country, and increasing refinancing risks.

Our notes are currently rated “B-” and “AA” under Standard & Poor’s global and national scales, respectively. In addition, the notes are also currently rated “AA+ (arg)” and “B+” by Fitch under its national and international scales, respectively. Finally, the notes are currently rated “B2” and “Aa3.ar” under Moody’s Global Rating and National Scale, respectively.

If the multiple variables considered by the rating agencies, including country rating, to evaluate companies are further affected as a consequence of the intensification of the recent international economic crisis, our ratings could be reviewed and downgraded.

C.           Research and Development, Patents and Licenses.

We did not incur in any research and development expenses for  2009, 2008 and 2007. We hold no material patents and do not license to others any of our intellectual property. In connection with our provision of telecommunication services, we plan to develop our infrastructure based upon present and projected future demand of such services. We acquire the necessary technology, including equipment, from third parties.

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

In particular, our results of operations are sensitive to changes in the Ps./U.S.$ exchange rate because our primary assets and revenues are denominated in pesos while 36% of our total liabilities as of December 31, 2009 are denominated in foreign currencies.

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

•
Becoming a broadband provider company, leading Internet growth opportunities by developing ADSL, considered to be the main lever for growth in the residential segment. The growth plan launched by us has allowed us to consolidate our leading position in the area where we are the incumbent, maintaining quality and service standards comparable to the most developed markets around the world and has succeeded in overcoming the challenge of exceeding 1.2 million broadband´s customers in 2009. Additionally, we continue to increase our value-added services over broadband, enhancing our content and increasing the variety of multimedia services;

•
Continuing to add value through an added-value services offer over broadband, enhancing the contents and variety of multimedia services, and developing commercial alliances with third parties to continue improving  the  value proposal offered to customers;

•	Continuing to invest in the capacity of our network to increase the broadband connection speeds, incorporating new technologies such as VDSL and fiberoptics;

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

We expect our operational costs to rise during 2010 due to an increase in costs directly related to the increase in our sales, the effects of inflation on structural costs and the increase in salaries and social security contributions of our employees.

As our debt is decreasing year over year, we estimate that our interest expenses in original currency for the fiscal year 2010 will be lower than our interest expenses for 2009, not considering the variations in exchange rates that each currency may experience. Regarding the exchange differences, they may increase as we estimate that the peso will continue devaluating. See Note 2.7 to our Annual Financial Statements.

Our current long-term business strategy is to maintain and enhance our position in Argentina’s competitive telecommunications market. This strategy requires innovation in the development of new offers of telecommunications services, in fixed service, broadband and others, for corporate and residential customers, and identifying opportunities in new geographical areas.

In this line, we intend to continue to invest substantial resources and expect to make investments in 2010, of approximately Ps.1,000 million in fixed service and in broadband, empowering the contents and variety of the value added multimedia services that may be supplied with that service, as well as in training and personnel development and in incentive programs to reduce costs and improve efficiency.

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

Based on the progress of the case as of the date of issuance of this Annual Report and although the final outcome is subject to the uncertainties inherent to any pending court judgment, to date, it is uncertain whether it is probable that we will be granted the economic benefits related to the sale in connection with the contingency mentioned herein and, therefore, we have deferred until the uncertainty described above is resolved an amount, net of payments, of Ps.7 million as of December 31, 2009. See Note 2.2.m to our Annual Financial Statements.

F.           Tabular Disclosure of Contractual Obligations

The following table represents a summary of our contractual obligations and commercial commitments as of December 31, 2009:

	Payments due by period in millions of pesos
	Total	less than 1 year	1-3 years	3-4 years	4-5 years	more than 5 years
Contractual Obligations
Bank and Financial payables (1)	1,237	695	525	8	4	5
Other obligations	2,396	2,109	76	32	33	146
Total contractual obligations	3,633	2,804	601	40	37	151

Commercial Commitments
Other commercial commitments(2)	298	76	131	38	52	1
Total commercial commitments	298	76	131	38	52	1

(1)	Principally relates to negotiable obligations. See Note 10.2 to our Annual Financial Statements.

(2)	Includes leases of satellites, real property, operation and maintenance of submarine cables and the baseline of IBM contract. See Note 7.1 to our Annual Financial Statements.

Bank and financial payables include principal and interest. For the debts that accrue based upon a variable interest rate, we estimated interest payable based on interest rates in effect as of December 31, 2009. Actual interest payments may significantly differ from these estimates on account of interest rate fluctuations. In addition, approximately 100.0% of our obligations are denominated in foreign currency, and therefore principal and interest payments are estimated based on exchange rates in effect as of December 31, 2009. Actual foreign-currency debt payments may significantly differ from these estimates due to exchange rate fluctuations. See Note 2.7 to our Annual Financial Statements.

IBM Contract

As a result of agreements signed in 2006 (“2006 Agreement”), we entered into an arrangement with IBM for the outsourcing of services related to Mainframe and Midrange equipment through 2011. Under the terms of this agreement, we agreed to pay IBM a monthly charge for the duration of the agreement in return for provision of baseline services, and other charges for the use of additional resources. The payment terms included decreasing monthly installments throughout the five-year contract term amounting to a total of approximately US$ 50 million. The Mainframe included the technological renovation of equipment used to provide such services. This agreement was amended on the basis of the agreement described in the following paragraph.

In November, 2009, we and Ateseco Comunicación S.A. (“ATESECO”), a Spanish subsidiary of TSA, entered into a new agreement with IBM (“2009 Agreement”). The main provisions of the 2009 Agreement are:

a.	Purpose: to provide consistent maintenance services and the supply of equipment to be installed in 2010.
b.	Effective Term: November 2009 through October 2014.
c.	Payment Terms: decreasing monthly installments for the duration of the agreement up to a total amount of US$ 24 million and Ps. 86 million.

Other

We signed contracts for lease of satellites, real property and operation and maintenance of submarine cables, which include approximately Ps.126 million of minimum future payments as of December 31, 2009.

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

The following is a list of the members of the Board of Directors and the Secretary to the Board of Directors as of the date of this Annual Report:

Name	Position	Date of Appointment	Appointing Affiliate
Eduardo Fernando Caride	Chairman	2006	TISA
Francisco Javier de Paz Mancho	Director	2008	TISA
José Fernando de Almansa Moreno-Barreda	Director	2003	TISA
Mario Eduardo Vázquez	Director	2003	TISA
Manuel Alfredo Alvarez Trongé	Director	2003	TISA
Jaime Urquijo Chacón	Director	2003	Independent
Guillermo Harteneck	Director	2001	Independent
Luis Ramón Freixas Pinto	Director	2000	Independent
José María Álvarez-Pallete López	Alternate Director	2008	TISA
Gaspar Ariño Ortíz	Alternate Director	2005	Independent
Luis Blasco Bosqued	Alternate Director	2007	TISA
Javier Benjumea Llorente	Alternate Director	1998	Independent
Cristián Aninat Salas	Alternate Director	2009	TISA
Juan Jorge Waehner	Alternate Director	2004	TISA
Alejandro Pinedo	Secretary to the Board of Directors	2005	Not Applicable

Set forth below are brief biographical descriptions of our directors.

Eduardo Fernando Caride, 54, is the Chairman of our Board of Directors and an Argentine citizen. He is an Accountant and has a degree in business administration. He joined Telefónica Group 19 years ago. He held various positions in Argentina, the United States and Spain. In 2001, he was appointed Executive President of Telefónica Empresas and TIWS for global operations. In November 2004, he was appointed President of Telefónica Móviles for the Southern Cone covering operations in Argentina, Chile and Uruguay. As president of Telefónica Móviles for the Southern Cone, Eduardo Caride led the operation resulting in the Movicom BellSouth acquisition and integration. He successfully coordinated the acquisition process in Argentina, Chile and Uruguay, reaching over 15.5 million mobile clients of Telefónica in the Region by late 2006.  From November 2006, he has been the Executive President of Telefónica Group in Argentina and Uruguay.

Francisco Javier de Paz Mancho, 51, is a Spanish citizen and has been a Director since February 2008. He has served as a member of the Economic and Social Council and its Standing Committee. He has also worked with Tabacalera S.A, Grupo Panrico, Túnel del Cadí and La Mutua de Accidentes de Zaragoza. He has been General Director of Domestic Trade at the Spanish Ministry of Trade and Tourism and Secretary General of the Union of Consumers of Spain (UCE), among other positions. He has studied law and holds a degree in Information and Publicity.

José Fernando de Almansa Moreno-Barreda, 60, is a member of our Board of Directors and a Spanish citizen. He received a degree in law from the University of Deusto (Bilbao, Spain). He joined the Spanish Diplomatic Corps in 1974, and served from 1976 to 1992 as Embassy Secretary and Counselor to the Spanish Permanent Representative to NATO, in Brussels, Cultural Counselor of the Spanish Representative to Mexico, as Minister-Counselor of the Spanish Embassy in the Soviet Union, General Director of the National Commission for the 5th Centennial of the Discovery of the Americas, Chief Director for Eastern European Affairs, Atlantic Affairs Director and Deputy General Director for Eastern European Affairs in the Spanish Foreign Affairs Ministry. From 1993 to 2002, he was appointed Chief of the Royal Household of Spain, bearing the rank of Minister, by His Majesty King Juan Carlos I, and is currently Personal Adviser to His Majesty the King.  On February 26, 2003, he was appointed a member of the Board and President of the International Affairs Commission of TSA.

Mario Eduardo Vázquez, 74, is a member of our Board of Directors and is an Argentine citizen, and was the former Chairman of our Board of Directors and our President from June 6, 2003 until November 7, 2006. He graduated as a Certified Public Accountant. For 33 years, he practiced at Pistrelli, Díaz y Asociados, the member firm of Arthur Andersen & Co. in Argentina, where he was an associate partner for 23 years and was responsible for operations in Argentina for 20 years, leaving the firm in 1993.

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

Jaime Urquijo Chacón, 78, is a member of our Board of Directors and a Spanish citizen. He is an engineer who completed his studies in economics and agriculture in the United States of America. He was Secretary General,

General Director and President of Energía e Industrias Aragonesas S.A., an electrochemical company belonging to Banco Urquijo Group. He was the founder of Desarrollo Químico Industrial, S.A. (DEQUISA), a company engaged in chemical manufacturing. He was advisor of  Banco Urquijo and founded several companies related thereto. He was also Vice Chairman of Tabacalera, S.A.

Guillermo Harteneck, 81, is a member of our Board of Directors and an Argentine citizen. He holds degrees in accounting and business administration from the School of Economics of the Universidad de Buenos Aires, as well as a Master of Science in Economics from Baylor University, Texas. Until May 2000, he served as chairman of the CNV and the chairman of the executive committee of IOSCO, the International Securities Organization. During his extensive professional life, he held positions as statutory auditor and director at many leading Argentine companies. He was an associate professor at the School of Economics, Universidad de Buenos Aires. He is also Statutory Auditor of Cerro Vanguardia S.A., Esso Petrolera Argentina S.R.L. and Ford Credit Argentina S.A.

Luis Ramón Freixas Pinto, 66, is a member of our Board of Directors. He is Argentinean and earned his degree in civil engineering at the Universidad de Buenos Aires. He also completed a Program in Advanced Business Administration at IAE, Austral University, which is affiliated with the School of Economics at the University of Navarra, Spain (“IESE”). In 1978, he joined Dragados y Construcciones where he worked for one year. Later, he joined Dragados y Construcciones Argentina S.A. (DYCASA), where he was in charge of the production, administration, HR and finance areas as Vice President. He is currently a director of Dragados Construcciones S.A. In 1993, he became the General Manager of Autopistas del Sol S.A., and he has been the Chairman of the Board of Directors since 2000. He took part in different activities related to community issues and, at present, he is a member of the Christian Businessmen Association where he formerly was a Board member. He is the director of Fundación por Pilar and a member of Adespa (Association of Argentine Utility Companies). He is also a member of the Executive Committee of ESADE Consulting Council.

José María Álvarez-Pallete López, 46, is an alternate member of our Board of Directors and a Spanish citizen. He holds a degree in business administration from the Universidad Complutense of Madrid; he also studied business administration at the Université Libre of Belgium. He joined Telefónica in February 1999 as CFO of TISA. In September 1999, he became Corporate Chief Financial Officer at Telefónica. Since July 2002, he has been the CEO of Telefónica Internacional S.A., the parent company responsible for all the operations of the Telefónica Group in Latin America. In October 2005, he earned an Advanced Study Diploma (Diploma de Estudios Avanzados – DEA) from the Finance and Accounting faculty at the Universidad Complutense of Madrid.

Gaspar Ariño Ortiz, 73, is an alternate member of our Board of Directors and a Spanish citizen, and founding partner of the law firm of Ariño y Asociados Abogados. He earned his degree in Law at the University of Valencia and his Ph.D. in Law at the University of Madrid. He is a lecturer of Administrative Law at the Universidad Autónoma de Madrid and president of the Regulation Study Foundation.  He practices law and is a member of the Bar Associations of Madrid, Valencia, Barcelona and other cities of Spain.

Luis Blasco Bosqued, 62, is an alternate member of our Board of Directors and a Spanish citizen. He earned a law degree from Complutense University of Madrid and graduated with a degree in Business Studies from ICADE (E3). He is Director of Subsidiaries and Associated Companies of Telefónica and President of Telefónica de Contenidos. He is a member of the Boards of Directors of Atento Holding, S.A. and Caja Madrid

Javier Benjumea Llorente, 57, has been an alternate member of our Board of Directors since December 18, 1998 and is a Spanish citizen. He holds a Bachelor’s degree in economics and a Master’s degree in business administration. He is a member of the Board of Directors of Abengoa, S.A., Vice President of Compañía Sevillana Endesa, and a member of the Managing Board of the Diario ABC of Sevilla, S.L. and Estudios de Política Exterior, S.A. He is a member of the Managing Board and Managing Council of Fundación Universitaria Comillas-ICAI and also a Numerary Member of the Academy of Social and Environmental Sciences.

Cristián Aninat Salas, 55, is a member of our Board of Directors and a Chilean citizen. He earned a Bachelor’s Degree in Law at the Universidad Católica de Chile.  He is General Counsel of Telefónica Internacional, S.A.U., and a member of the Councils of Telefónica del Perú, Telefónica Larga Distancia de Puerto Rico and Telefónica Móviles de México.  Between 1980 and 1994, he was a partner of Aninat y Cia law firm specialized in civil and commercial matters and foreign investment counseling.  From 1992 to 1994, he was chief attorney of the Foreign Investment Committee—a government agency engaged in promoting foreign investments into the country. From

1994 to 2008, he was a lawyer of Telefónica Chile, Legal Counsel of such company and Advisor of the group’s affiliates.

Juan Jorge Waehner, 49, is an alternate member of our Board of Directors. He joined us in 1995 and was appointed CEO at the end of 2004. Prior to that, he was the Director of our Residential Business Unit. He is an Argentine citizen and earned postgraduate degrees in Managerial Development and Strategic Management from IAE in Argentina, Harvard/IESE and INSEAD-Fontainebleau in France. He holds several positions in the areas of Electrical and Automotive Installations for the Siemens Multinational Group in Germany and Spain. Formerly he worked for TMA as Commercial Director. He also worked for Motorola-BGH in the communications business. He led the commercial area in the “start-up” of the company Unifón and directed the Residential Business Unit of  Telefónica Argentina until December 2004, when he was appointed CEO, the position that he presently holds.

Alejandro Pinedo, 48, is our General Counsel of the Telefónica Group in Argentina and an Argentine citizen.  Lawyer’s degree from the Universidad de Buenos Aires and Masters Degree in Administrative Law from the Universidad Austral, Argentina. In November 2005 he was appointed General Counsel of the Telefónica Group in Argentina and Telefónica de Argentina S.A., a company of the Telefónica Group in Argentina.  Since April 21, 2006, he holds the position of Secretary of the Board of Telefónica de Argentina S.A.  He has also held posts in the following companies: Pecom Energía S.A. (a company of the Perez Companc Group), Legal Manager of the Oil & Gas Division; Estudio Pérez Alati, Grondona, Benites, Arntsen & Martinez de Hoz (h), Senior Counsel; Estudio Basílico, Fernández Madero & Duggan, Senior Counsel; First Instance Federal Courts.

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

Other Positions Held

The following table lists positions that the members of the Board of Directors, the Secretary to the Board of Directors and the members of our Statutory Audit Committee hold in other companies, as of the date of this Annual Report:
Name	Profession	Company	Position

Eduardo Fernando Caride	Accountant	Telefónica Móviles Argentina S.A.	Chairman
		Telefónica Móviles Argentina Holding S.A.	Chairman
		Telefónica Móviles del Uruguay S.A.	Chairman
		Intertel S.A.	Director
		Fundación Telefónica	Chairman

Name	Profession	Company	Position

		Compañía Internacional de Telecomunicaciones S.A.	Chairman
		Telefónica Holding de Argentina S.A.	Chairman
		Brasilcel N.V. Los Marios S.A. Several Privately Held Agricultural Companies	Director Director Director

Francisco Javier de Paz Mancho	Businessman	Telefónica Internacional S.A.U.	Director
		Telecomunicacoes de Sao Paulo Telesp. S.A.	Director
		Atento Holding Inversiones y Teleservicios S.A.	Chairman
		Telefónica S.A.	Director

José Fernando De Almansa Moreno-Barreda	Attorney and Spanish Diplomat	Telefónica del Perú S.A.	Director
		Telecomunicacoes de Sao Paulo Telesp. S.A.	Director
		Telefónica Móviles México S.A.	Director
		Telefónica S.A.	Director

Mario Eduardo Vázquez	Accountant	Telefónica Internacional S.A.U.	Director
		Portal Universia Argentina S.A.	Director
		YPF S.A.	Director
		Telefónica Holding de Argentina S.A.	Vice-Chairman
		Mercado Libre Inc. USA	Director
		Telefónica de Chile S.A.	Director
		Telefónica Internacional S.A.	Director

Manuel Alfredo Alvarez Trongé	Attorney	Telefónica International Wholesale Service América S.A. Telefónica Internacional S.A.	Director Director

Jaime Urquijo Chacón	Engineer	C.U.F. Fundación Fondo Nacional para la Protección de la Naturaleza	Director Vice Chairman

Luis Ramon Freixas Pinto	Engineer	Dragados y Construcciones Argentina S.A.	Director
		Fundación por Pilar	Director

José María Álvarez-Pallete López	Business Administrator	Telefónica S.A.	Director
		Telefónica Larga Distancia de Puerto Rico, Inc.	Director
		Telefónica DataCorp S.A.	Director
		Telefónica del Perú S.A.	Director
		Telecomunicacoes de Sao Paulo Telesp, S.A.	Vice-Chairman
		Telefónica Internacional S.A.U.	Chairman
		Colombia Telecomunicaciones S.A.	Director
		Telefónica Móviles México S.A.	Vice-Chairman

Luis Blasco Bosqued	Attorney	Banco Inversis Net S.A.	Director
		Telefónica de Contenidos	Chairman
		Sogecable S.A.	Director

Javier Benjumea Llorente	Economist	Inversión Corporativa S.A.	Director
		Abengoa S.A.	Director

Name	Profession	Company	Position

		Diario ABC de Sevilla S.L.	Director
		Sevilla Endesa	Vice-Chairman
		Estudios de Política Exterior S.A.	Director

Cristián Aninat Salas	Attorney	Telefónica USA Inc. Telefónica Datacorp S.A. Katal YX Inc. Telefónica Larga Distancia de Puerto Rico Inc. Telefónica Internacional Holding, BU	Director Director Director Director Director

Officers

Our principal executive officers are:

Eduardo Fernando Caride, 54, currently serves as the Chairman of our Board of Directors and President. See “—Directors and Senior Management” above for biographical information.

Sebastian Minoyetti, 41, is an Argentine citizen and is our Director of  Administration, Finance and Control Management, also performing functions similar to those of a Chief Financial Officer. He is graduated with a degree in industrial engineering from the Universidad Católica Argentina (Argentine Catholic University) and holds a Master’s Degree in Business Administration from the IESE (Instituto de Estudios Superiores de la Empresa) of the University of Navarra in Spain (Graduate School of Management and Business). He is responsible for Process Control Management, Accounting and Purchasing for Telefónica de Argentina S.A., Telefónica Móviles Argentina S.A and Telefónica Móviles Uruguay. He joined Telefónica Group in 1994 and since then has worked in several companies of Telefónica Group. In our company, he has played various roles, primarily in the areas of New Business Analysis, as well as within the Department of Finance and Budgetary Control. In 2000, he joined Telefónica Móviles where he participated in the public listing process. From early 2001 until January 2005, he served as Director of Planning and Budget in Telefónica Móviles in Madrid. In early 2005, he joined Telefónica Comunicaciones Personales S.A. (“TCP”) as Director of Administration and Control and a member of the management team that led the merger of TCP with Compañía de Radiocomunicaciones Móviles SA (“CRM”) in the context of the acquisition of the assets of Bell South in Latin America by Telefónica Móviles.

Alejandro Pinedo, 48, currently serves as our General Secretary. See “—Directors and Senior Management.”

José Luis Rodríguez Zarco, 60, is a Spanish citizen and is licensed by the Civil Administration of the Spanish State (Administración Civil del Estado Español). In 2001, he joined Telefónica S.A. and began work in Argentina as Corporate Security Director of Telefónica Group. In November 2005, he was appointed General Director of Institutional Relations and Corporate Security and, in November 2006, the General Director of Institutional Relations, Communications and Corporate Image and Security.

Manuel Neira Montes, 62, he is our Corporate Internal Audit Director. He is a Spanish citizen and obtained a degree in Accounting from Universidad de Buenos Aires in 1974. He joined us in 1991, as Assistant Director, Internal Audit and later promoted to his current position as Director of that division. During his tenure at Price Waterhouse (1969-1985), he became manager of the firm’s external audit department. Between 1985 and 1991, he acted as In-house Vice President, Financial Control, in the Citicorp/Citibank Group.

Juan Jorge Waehner, 49, currently serves as our CEO. See “—Directors and Senior Management” above.

Raúl Lacaze, 50, was recently appointed as our Human Resources Director.  He is Argentinean and holds a Bachelor’s Degree in Labor Relations from the Universidad de La Plata (Lomas de Zamora venue).  He also has a Certificate from the Management Program at the IAE and a Master’s Degree in Sociology from the Universidad Católica Argentina.  He has been the President of the Asociación de Recursos Humanos de la Argentina (ADRHA – Argentine Human Resources Association) since 2007.  In 1989 he joined Movicom/BellSouth until his appointment as HR & Logistics Executive Director at Telefónica. Previously he developed his career at SOCMA and Abbott Laboratories Argentina.  Since 2009 he has been the Human Capital Management Director of Telefónica Group.

Alexis Krossler, 37, is our acting SME Unit Director. He is Argentinean and he has a Marketing degree from de Universidad de San Andres, and is a Public Accountant from de Universidad de Buenos Aires. He joined the company in 1996 and worked in different companies and areas of Telefonica de Argentina. In May 2005, he was appointed Director of Marketing in the SME Unit where he has been the acting SME Unit Director since 2009.

Javier Roldán  has a 25-year track record management for the telecommunications and information technology industries.  He started his career at IBM Argentina and performed different roles in the IT business development department.  At present he is the Director of the businesses unit engaged in the provision of advanced telecommunications and system solutions to the corporate segment.  He has held this position since 2004.  He earned his degree in Engineering at Buenos Aires University, and he also holds an MBA from CEMA.

Marcelo Ricardo Tarakdjian, 39, is our Residential Business Unit Director.  He is Argentinean and has an undergraduate degree in business administration from the Universidad Católica Argentina (Argentine Catholic University) and is a Public Accountant.  He joined the company in 1995 and worked in the Preferential Business Unit until 2005.  In May 2005, he was appointed Area Director of the Preferential Business Unit.  Since June 2009, he has been in charge of the Residential Unit.

José Luis Aiello Montes, 40, is our Director of Strategy, Regulation, Quality and Wholesale Business. He is Argentinean and earned his degree in electronic engineering at the National University of La Plata. He pursued graduate studies in strategic marketing at the Buenos Aires Technological Institute (Instituto Tecnológico Buenos Aires) and in economics (at Torcuato Di Tella University). He joined us in 1995. He was promoted to Networking Manager in 1998, Operators’ Commercial Director in 2002, and Commercial Director of the Wholesale Unit in 2002. In December 2004, he was a member of our Executive Committee, and was then appointed as Director of Strategy, Regulation, Quality and Wholesale Business Unit.

Horacio Oscar Acerbi, 51, is our Director of Network and Systems. He is Argentinean, and graduated in Electronic Engineering from the National University of La Plata, and is a graduate in Telecommunications Engineering, Universidad de Buenos Aires. He has international experience in Brazil and Argentina in Network Services Technology and Innovation. He was responsible for defining the strategy, components, topology and design criteria of the network and OSS systems architecture for all fixed and mobile operations for Telefónica in Latin America.

Ariel Ginzburg, 42, is an Argentine citizen and he was recently appointed as Director of Customer Services of the Company.  He is an Engineer in Electronics graduated at the Universidad Tecnológica Nacional (National Technological University). He joined the Company in 1993 and was appointed as Commercial Manager for the Province of Buenos Aires in 1997, as Director of Sales for individual homes in the year 2000 and he was given the position of Director of Sales and Service for the Residential Segment and Public Telephony in 2002.

The following directors and principal executive officers have entered into employment agreements with us: Juan Jorge Waehner, Fernando Luis Fronza, Alejandro Pinedo, José Luis Rodriguez Zarco, Marcelo Tarakdjian, José Luis Aiello Montes, Horacio Acerbi and Ariel Ginzburg.

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

The total remuneration accrued by us to our principal executive officers during the fiscal year ended December 31, 2009 was approximately Ps.16.3 million, including amounts reserved to provide for pension, retirement or similar benefits. The total remuneration paid by us to our Directors, Alternate Directors and members of the Statutory Audit Committee for the fiscal year ended December 31, 2009, was Ps.5.5 million.

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

We recognize the obligation associated with the execution of the plan under the straight-line method over its term of duration, based on the level of achievement of the objectives set in the plan. No expenses were incurred with respect to this program during the fiscal year ended December 31, 2009 compared to the fiscal years ended in December 31, 2008 and 2007, during which expenses amounted to Ps.3 million and Ps.0.9 million, respectively.

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

The duration initially considered for the PSA is seven years. The PSA is divided into five three-year cycles, each of which begins on July 1 and ends on June 30 of the third year following the date of implementation of the cycle. At the beginning of each cycle, the number of shares to be granted to the beneficiaries of the PSA based on the level of achievement of the goals is determined, observing the maximum number established. Shares are awarded after the end of each cycle. For the second, third and fourth cycle the maximum number of shares to be awarded to our executives benefiting from the PSA amounts to approximately 55,818 shares, 61,584 shares and 91,791 shares, respectively.

Cycles are independent from each other. The first cycle began on July 1, 2006 (with award of shares as from July 1, 2009), and the fifth cycle begins on July 1, 2010 (with award of shares as from July 1, 2013). As of June 30, 2009, the first cycle was ended and the shares were awarded to our beneficiary executives.

As of December 31, 2009 we recognized liabilities for Ps.4.1 million representing our obligations as of such date, but not including related taxes. For the fiscal years ended December 31, 2009,  2008 and 2007, accrued expenses amounted to Ps. 3.4 million, Ps. 1.2 million and Ps. 1.1 million, respectively and were reflected in “salaries and social security taxes” in our Annual Financial Statements.

Social Security Plan for Executives

As of December 31, 2006, our management had approved a social security plan for executives (the “SSE Plan”) effective as from January 1, 2006, which contemplates making monthly contributions by executives and the company to a special vehicle in order to cover contingencies related to retirement, early retirement, total disability and death of the executives eligible as beneficiaries of the SSE Plan. This SSE Plan was also approved by our Board of Directors on February 15, 2007. The contributions are based on a percentage of the annual and fixed gross compensation of the participant and an additional percentage paid by us in different portions. We are not liable for the performance of the funds contributed or for the availability thereof to the participants. In September 2009, we approved certain modifications to the SSE Plan’ guidelines, principally the elimination of the dual contributions model. On November 5, 2009, our Board of Directors approved this amendment, which entailed moving away from the dual contributions model, in which the contributions were shared between the participant and us. We have not completed the implementation of such plan. For the fiscal years ended December 31, 2009, 2008 and 2007 expenses accrued under the plan amounted to a gain of Ps. 8.5 million,  to a loss of Ps. 3.9 million and to a gain of 16 million, respectively, and were included in “salaries and social security taxes” in our Annual Financial Statements. At December 31, 2009, 2008 and 2007, our liability amounted to Ps. 3 million, Ps. 12 million and Ps. 7 million, respectively, which represents their estimated obligation based on the current terms as of each fiscal year-end of our Annual Financial Statements.

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

D.           Employees

On December 31, 2009, we had 10,818 full-time employees.

The following table provides the number of our unionized, nonunionized, temporary and trainee employees for the fiscal years ended December 31, 2009, 2008 and  2007 (not including those of our former subsidiaries).

	December 31, 2009	December 31, 2008	December 31, 2007(1)
Unionized	8,661	8,122	8,134
Nonunionized	2,157	2,394	2,298
	10,818	10,516	10,432
Temporary	-	13	15
Trainees	-	2	6
Total Number of Employees	10,818	10,531	10,453
Technical and Operations	5,676	5,231	5,461
Sales and Marketing	1,087	981	677
Financial and Administrative Support	1,603	1,704	1,464
Customer Service	2,452	2,615	2,851
Total	10,818	10,531	10,453

(1) Does not include the employees from TDA S.A

For the fiscal year ended December 31, 2009, the principal components of labor costs were basic wages, overtime and fringe benefits. We also incurred certain other related costs, including contributions made to the national pension plan, health plans, family allowances and additional pension contributions and life insurance premiums for employees covered by collective bargaining agreements. Most of these contributions are mandated by law.

On December 31, 2009, approximately 80% of our permanent employees were union members. All middle and senior management positions are held by nonunionized employees. Benefits under collective bargaining agreements include benefits to employees who retire upon reaching the age of retirement or who become disabled or who die prior to the age of retirement. We have calculated our liability relating to such benefits at approximately Ps.10 million as of December 31, 2009.

Active unions are:

•	Federación de Obreros y Empleados Telefónicos de la República Argentina (Federation of Telephone Workers and Employees of the Republic of Argentina or “FOETRA”) union;

•
Federación de Obreros Especialistas y Empleados de los Servicios e Industria de las Telecomunicaciones de la República de Argentina  (Federation of Specialist Workers and Service Employees and Telecommunication Industry of the Republic of Argentina or “FOEESITRA”) union;

•
Federación de Organizaciones del Personal de Supervisión y Técnicos Telefónicos Argentinos (Federation of Organizations of Supervisory Staff and Argentine Telephone Technicans or “FOPSTTA”)  and Unión de Personal Jerárquico de Empresas de Telecomunicaciones (Union of Hierarchical Staff of Telecommunication Companies or “UPJET”) union; and

•	Centro de Profesionales Universitarios de Empresas de Telecomunicaciones (Center for University Professional Employees of Telecommunication Companies or “CEPETEL”) union.

FOETRA and FOEESITRA are unions for employees who do not have hierarchical authority over other workers. Both unions are almost identical; the only difference being that the FOETRA union is for employees of the Buenos Aires Multiple Area (or “AMBA”) which does not include the Federal Capital and FOEESITRA is open to employees outside of AMBA.

The FOPSTTA and UPJET agreement applies to employees who have a supervisory role over other employees, i.e. middle management or similar functions.

CEPETEL is open to employees holding university degrees with the necessary ability and required credentials to perform in a professional capacity. However, employees who do not meet such criteria are also members of CEPETEL.

The body of the various collective agreements is more than 10 years old, except for the FOETRA agreement which dates from 2003. These agreements are subject to annual adjustment, and are usually used for salary revisions and occasionally to change any aspect that may have become outdated. A three-year collective bargaining agreement with two unions, FOPSTTA and UPJET, became effective on January 1, 1998 and expired on December 31, 2000. The agreement, which renews every three years as long as no new agreement is executed, is currently in force and provides for new labor policies such as variable work schedules and wage adjustments based on our overall productivity. The terms of the agreement have not increased our aggregate labor costs. A new agreement is expected to be renewed and executed shortly with substantially the same terms as the current one.

 FOEESITRA is the union representing a majority of our unionized work force. As a consequence of the secession of the FOETRA Buenos Aires from FOEESITRA, identical collective bargaining agreements must be negotiated and executed with both of these unions. In recent negotiations, we sought new provisions to eliminate or substantially reduce excessively burdensome salary determinants, such as seniority, special location-based compensation and leaves of absence. On June 26, 2001 and July 6, 2001, we signed agreements with FOEESITRA and FOETRA Buenos Aires. These agreements provide for new labor policies such as flex-time variable work schedules, wage adjustments based on overall productivity and personal days in accordance with the nonunionized workers.

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

•	An extraordinary and non-remunerative amount to be awarded to employees whose wages were reduced as a result of their participation in the strike.

•	A mechanism of resolution of controversies in order to avoid violent measures and a twelve month period for the negotiation of a new collective bargaining agreement.

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

During 2009, the action plans for labor and trade union relationship focused on the following:

•
The inclusion of proactive operational leaders in every negotiation (company – trade union), in order to render empowerment, capacity and speed of action to respond to their collaborators and to the needs of trade union representatives.

•
The development of a  closeness and synergy plan with trade unions, enabling the implementation of a weekly-scheduled work plan, resulting in the development of a model that analyzes problems and significantly reduces conflicts.

•
The development of health and prevention programs that have an impact on the entire community, in order to monitor accident indicators and to prevent occupational and endemic illnesses such as Influenza “A” and dengue, both at work and at home.

In the last two years salary reviews have been conducted without conflict. The increases were approximately 19.5% and 18% for the years 2008 and 2009, respectively.

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

 A voluntary workplace environment survey carried out in December 2009 has shown a global improvement, reflected in a 74% in the average of positive answers.  The survey was answered by almost all of our employees.

In 2009, we were ranked 9th by the prestigious “Great Place to Work” as one of the best Argentinean companies in which to work with more than one thousand employees.

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

For the fiscal years ended December 31, 2009, 2008 and 2007, our expenses accrued in relation to this plan amounted to Ps.33.7 million,  Ps.13 million and Ps.253 million, respectively. As of December 31, 2009, we maintain a liability amounting to Ps.158.5 million in connection to this plan that represents the present value of the payments committed as of the end of the fiscal year, considering a risk-free discount rate estimated by us that reflects the market evolution of the time value of money.

E.           Share Ownership

As of the date of this Annual Report, no director or member of senior management owns any of our capital stock.

ITEM 7.                      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

Our capital stock is comprised of two classes of common stock, with par value Ps.0.10 per share: (1) Class A Shares representing approximately 62.5% of our capital stock and (2) Class B Shares, which were publicly held and  were traded on the Buenos Aires Stock Exchange until the Declaration of Acquisition of our entire capital stock held by minority shareholders on January 25, 2010 and in the form of American Depositary Shares (“ADSs”) each representing 40 Class B Shares on the New York Stock Exchange, collectively representing approximately 37.5% of our capital stock. –See “Item 5. Operating and Financial Review and Prospects-Organizational Structure.

As of the date of this Annual Report, the number of our outstanding shares by class was as follows:

Class	Amount
Class A	4,367,388,680
Class B	2,616,811,616

The following table sets forth information as of the date of this Annual Report with respect to affiliated shareholders that own our shares:

Name of Owner	Title of Class of Shares	Jurisdiction	Amount Owned	Approximate % of Class of Shares	Approximate % of Total Outstanding Shares
COINTEL	Class A	Argentina	3,596,126,978	82.34	51.49

TISA	Class A	Spain	2,999,657	0.07	0.04
	Class B	Spain	1,128,312,880	43.12	16.16
TMA	Class A	Argentina	768,262,045	17.59	11.00
	Class B	Argentina	1,296,324,988	49.54	18.56
TSA	Class B	Spain	126,001,784	4.81	1.8
TIHBV	Class B	Netherlands	66,171,964	2.53	0.95

Cointel is our controlling shareholder. As of December 31, 2009, Cointel held 52.7% of our capital stock (51.3% Class A shares and 1.2% Class B shares) and has the votes required to prevail in shareholders’ meetings.

As of December 15, 2000, TSA acquired the majority interest of the capital stock of Cointel, and after the formalization of the Declaration of Acquisition described in note 5 of our Annual Financial Statement, TSA is the indirect controlling company of 100% of the voting rights related to all of our outstanding shares.

On January 8, 2010, Cointel transferred to TISA 2,999,657 of the Company’s Class A shares, with par value of $0.10 per share, and entitled to one vote per share, representing approximately 0.04% of the capital stock and votes, and 2,035,564 American Depositary Receipts (“ADRs”), each representing 40 Class B shares, with par value of $0.10 per share and entitled to one vote per share, representing approximately 1.17% of our capital stock and votes. As of the date of this Annual Report, Cointel holds 51.49% of our capital stock.

We no longer have unaffiliated shares outstanding. Although our debt obligations are still publicly traded, our shares have been delisted since January 25, 2010, from the Buenos Aires and New York stock exchanges. On March 15, 2010, the Declaration of Acquisition was registered in the IGJ as we had no evidence that any minority shareholder has objected to the purchase price, under the provisions of Decree No. 677/01.

Telefónica, indirectly or directly, controls Cointel, TISA, TMA, TIHBV and Telefónica Holding, and therefore controls 100% of our capital stock including all Class A Shares. Cointel has advised us that, through its ownership of the Class A Shares, it intends to maintain at least a 51.0% ownership interest in our capital stock and, therefore, to continue to control us and to determine the outcome of any action requiring shareholder approval. These actions include the election of up to six of the directors and up to six alternate directors and, subject to the requirements of Argentine law, the payment of dividends. Affiliates of Telefónica beneficially own 100.0% of Cointel’s common stock. Affiliates of Telefónica are involved in other investments and operations in the Argentine communications and media sector, some of which may involve or affect us.

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

We filed applications with the CNV and the Buenos Aires Stock Exchange to adjust our public offering and listing authorizations, respectively, to the above-mentioned capital stock reduction, which were obtained.

In order to implement the voluntary capital stock reduction, on December 22, 2006, we simultaneously reimbursed to the shareholders $0.60 in cash and delivered four new shares of Ps.0.10 face value each for each share of Ps.1 face value held by each shareholder before the capital stock reduction. Consequently, the shares of Ps.1 face value were settled. The capital stock reduction has been registered with the PRC. As of December 31, 2009, only Ps. 3 million are pending payment due to the capital stock reduction. (See Notes 3.1.j and 11.3 to our Annual Financial Statements).

Telefónica Holding de Argentina S.A.

Telefónica Holding (formerly CEI Citicorp Holdings Sociedad Anónima) is a holding company primarily engaged in the telecommunications business and the media, programming and content distribution business in Argentina, through related companies and companies under the joint control of Telefónica Holding and the TISA Group.

As of December 31, 2009, Telefónica Holding conducts its telecommunications business through its 50.0% ownership of the outstanding common stock of Cointel, which in turn, owns  approximately 51.49% of our outstanding capital stock, as of the date of this Annual Report..

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

On March, 16, 2009, TMA agreed with TISA on the acquisition of 17,460,501 ADSs, each representative of 40 Class B shares of our Company, corresponding to 10% of our capital stock. After the completion of this transaction, TMA owns 29,56% of our capital stock, equivalent to 2,064,587,033 shares.

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

In February 1994, we conducted a registered exchange offer permitting holders to exchange their Prior Offering Depositary Shares for ADSs (each also representing ten of our Class B Shares as of such date) registered under the Securities Act. These ADSs are identical to the Prior Offering Depositary Shares, except (1) the ADSs are listed on the New York Stock Exchange, and (2) the ADSs are not subject to resale restrictions. On March 8, 1994, ADRs evidencing the ADSs began trading on the New York Stock Exchange. The ADRs were issued by Citibank, as Depositary, pursuant to the terms of a deposit agreement. The ADSs represented 10 of our Class B Shares of Ps.1 peso nominal value until the voluntary capital stock reduction mentioned above. Since December 22, 2006, each ADS represented 40 Class B Shares of Ps.10 cents nominal value per share.

As of December 31, 2009, approximately 51.1 million ADSs, representing approximately 78.18% of the total number of issued and outstanding Class B Shares and approximately 29.26% of our total shares, were outstanding. However, as a result of the Declaration of Acquisition for the total of our remaining capital stock held by minority shareholders (1.8%), we no longer have unaffiliated shares outstanding. Although our debt obligations are still publicly traded, our shares have been delisted since January 25, 2010, when TSA registered as a public deed the Declaration of Acquisition of our total capital stock.  See “Item 4. Information on the Company—Our History and Development—Our Reorganization.”

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

Our operations and balances with Telefónica and other direct and indirect shareholders of Cointel and their respective affiliates, for the fiscal years ended December 31, 2009, 2008 and 2007 are as follows:

	December 31, 2009	December 31, 2008	December 31, 2007
	Income/(Expense)
	(in millions of pesos)
Management Fee
Telefónica S.A.- Sucursal Argentina (Telefónica’s branch)	–	(22)	(61)

Brand License
TSA.	(51)	(22)	–

Net Income (expense) from goods and services
TMA	386	340	295
TDA S.A.(1)	–	(5)	20
Atento Argentina S.A. (“Atento”)	(8)	(9)	(19)
Telefónica Ingeniería de Seguridad S.A. (“TIS S.A.”)	(9)	(7)	(6)
Telefónica International Wholesale Services Argentina S.A. (“TIWS Argentina”)	(93)	6	8
Telefónica International Wholesale Services S.L. (“TIWS España”)	(16)	(1)	–
Telcel Venezuela (“Telcel”)	10	9	5
C.P.T. Telefónica del Perú (“CPT”)	(6)	(2)	(1)
Telefónica S.A. – Sucursal Argentina (Telefónica’s branch)	–	(1)	(3)
Televisión Federal S.A. – Telefé.	(5)	(8)	(3)
Telefónica International Wholesale Services América S.A (“TIWS América”).	2	1	2
Telefónica Investigación y Desarrollo S.A. (“TID S.A.”)	–	–	(1)
TSA.	(9)	(10)	(2)
TISA	(5)	(1)	–
CTC Mundo S.A. (“CTC”)	11	3	(7)
Telefónica Gestión de Servicios Compartidos S.A. (“T-Gestiona S.A.”)	2	3	(3)
Terra Networks Argentina S.A. (“Terra S.A.”)	(15)	(13)	(7)
Telecomunicaciones de San Pablo S.A. (“Telesp”)	(10)	(9)	(4)
Centros de Contacto Salta S.A.	(38)	(21)	–
Colombia Telecomunicaciones	–	(1)	(1)
Telefónica Móviles Uruguay S.A.	7	5	3
Tevefe Comercialización S.A.	(1)	–	(1)
Telefónica Data USA, Inc	3	–	–
Mar del Plata Gestiones y Contactos S.A.	1	1	–
Cordoba Gestiones y Contactos S.A.	2	–	–
Microcentro de Contactos S.A.	(6)	–	–
	203	280	275
Net income financial charges
TMA	–	5	3
Telfisa	1	3	–
	1	8	3
Purchases of goods and services
TDA S.A.(1)	–	1	2
TIS S.A.	5	1	3
	5	2	5
Purchases of other assets
TDA S.A.(1)	–	11	–
	–	11	–

(1)	For 2008, this includes transactions prior to the date of acquisition (See Notes 18 and 2.5 to our Annual Financial Statements).

Our balances with Telefónica and other Cointel shareholders and related companies as of December 31, 2009 and 2008 are:

	December 31, 2009	December 31, 2008
	(in millions of pesos)
ASSETS
Current Investments
Telfisa	38	190
Total Current Investments	38	190

Trade receivables
CTC	1	–
Telefónica Data USA, Inc.	7	–
Telcel	15	9
T-Gestiona S.A.	4	8
Telefónica Larga Distancia de Puerto Rico, Inc.	–	1
Mar del Plata Gestiones y Contactos S.A.	–	2
TIWS America	3	4
Microcentro de Contacto S.A.	–	1
CPT	6	1
Cordoba Gestiones y Contactos S.A.	2	4
Televisión Federal S.A. –TELEFE	4	2
Telefónica Móviles Uruguay S.A.	6	5
TSA	2	–
Atento	11	17
Total Trade receivables	61	54

	December 31, 2009	December 31, 2008
	(in millions of pesos)
Other receivables
Telefónica S.A.- Sucursal Argentina (Telefónica’s branch)	–	3
TIWS América.	3	3
Telefónica Media Argentina S.A.	2	2
TISA	–	3
TMA S.A	5	–
ATENTO	1	–
Telefónica International Wholesale Services Brasil	1	1
Telefónica International Wholesale Services Perú S.A.C	–	1
Total Other receivables	12	13
Total Assets	111	257

	December 31, 2009	December 31, 2008
	(in millions of pesos)
LIABILITIES
Trade payables
Telefónica S.A. – Sucursal Argentina (Telefónica’s branch)(1)	–	51
CTC	2	2
TIWS Argentina	56	54
Telefónica Servicios Audiovisuales	1	1
TISA	4	–
TIS S.A.	4	3
TIWS America	1	2
TIWS España	12	2
Terra	8	3
Telesp	4	5
TMA S.A.	38	14
Telefónica DATA USA, Inc	–	2
Telefónica DataCorp S.A.	2	2
TSA(2)	31	27
TID S.A.	1	2
Centro de Contacto Salta S.A.	7	4
Telefónica Móviles Uruguay S.A.	3	–
Colombia Telecomunicaciones S.A.	1	–
Total Trade payables	175	174

Other payables
TSA	20	16
TIHBV(3)	3	4
Total Other payables	23	20

TOTAL LIABILITIES	198	194

(1)	Related to liabilities from management fee. (See Note 11.2 to our Annual Financial Statements)

(2)	In 2009 and 2008 include Ps.28 million and Ps.24 million respectively, relating to the brand license fee. (See Note 11.2 to our Annual Financial Statements.)

(3)	See Note 5 to our Annual Financial Statements.

All these trade receivables and trade payables are arm’s-length transactions entered into in the ordinary course for services rendered. In the past, Telefónica Holding, either directly or through affiliates, at various times, engaged in a number of transactions with us.

During 2006, we repaid our debt with related parties by approximately U.S.$13 million, including U.S.$8 million in assignments. The payments were made with internally generated funds. Since December 31, 2006 we hold no outstanding debt with TISA.

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

In December 2008, we purchased TDA S.A. See “Item 4. Information on the company—Our History and Development—Purchase of TDA S.A.”

Nevertheless, until the Declaration of Acquisition any transactions with related parties that hold 1.0% or more of our equity had to be put through a prior approval process established by Decree No. 677/01 and requiring involvement of the Audit Committee and/or an opinion of two independent valuation firms as well as subsequent approval by the Board of Directors in order to verify that the agreement could reasonably be considered to be in accordance with normal and habitual market practice.

C.           Interests of experts and counsel

Not applicable.

ITEM 8.                      FINANCIAL INFORMATION

A.           Annual Financial Statements and Other Financial Information

Our Annual Financial Statements, which are set forth in the accompanying Index to our Annual Financial Statements included in this report, are filed as part of this Annual Report. “See Item 18. Financial Statements” and pages F-1 to F-71.

Legal Proceedings

Contingencies

We are facing various proceedings and claims in the areas of labor, tax, regulatory compliance and other matters, all of which arise in the ordinary course of business. Such matters are subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. If information available prior to the issuance of our financial statements, considered on the basis of the opinion of our legal counsel, indicates that it is probable that an asset had been impaired or a liability had been incurred as of the date of our Annual Financial Statements, and the amount of the loss, or the range of probable loss can be reasonably estimated, then such loss is accrued and charged to operations. Based on our management’s assessment regarding the probable loss from such claims and the advice of legal counsel, we have reserved Ps. 402 million for contingencies as of December 31, 2009.

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

In an attempt to clarify the issue of successor liability for labor claims, Decree No. 1,803/92, stated that various articles of the Work Contract Law of Argentina, which are the basis for the foregoing claims of joint and several liability, would not be applicable to privatizations completed under the State Reform Law No. 23,696. However, the passage of this Decree did not resolve the above claims as the Supreme Court of Justice, in an unrelated case, upheld the provisions of the law and declared Decree No. 1,803/92 inapplicable.

As of December 31, 2009, the amount of these labor claims including accrued interest and expenses totaled approximately Ps.20 million. Notwithstanding, depending on the possible outcome of such legal actions ENTel has agreed in the Transfer Contract to indemnify us in respect of these claims and the Argentine government has assumed joint and several liability with ENTel for the indemnity obligations and has therefore authorized us to debit an account of the Argentine government at Banco Nación for any amount payable by us in respect to the indemnification.

Under Debt Consolidation Law No. 23,982, ENTel and the Argentine government may discharge their indemnity obligations by the issuance of 16-year Debt Consolidation Bonds. As of December 31, 2009, we have paid approximately Ps.16 million in cash for the concluded claims. On December 16, 1999, we initiated a claim for indemnification and reimbursement in connection with these payments. In addition, to date, about Ps.10 million included in the Ps. 16 million paid by us in this regard were included and verified in an account reporting lawsuit between us and ENTel. On May 13, 2009, we were notified of a final judgment in connection with the account reporting lawsuit, whereby the complaint filed by ENTel had been sustained, including expenses. Consequently, we were ordered to duly perform the account reporting. We appealed  the judgment, and the Argentine government filed a petition for clarification, also filing an appeal in the alternative against the judgment.

On August 5, 2009, the petition for clarification filed by the plaintiff was dismissed, and the claims filed by us and the Argentine government were allowed, pending as of the date of issuance  of this Annual Report the submission to the Court of Appeals. In the opinion of our management and our legal advisors, we have convincing arguments for the court to admit that the deductions proposed by us related to the amounts paid for labor lawsuits against us and ENTel, by application of the joint and several liability principle, though borne by ENTel.

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

Profit-Sharing Bonds

We, along with the Argentine government, have been notified of approximately 882 lawsuits, which include 8,936 plaintiffs in the aggregate, claiming money to redress the damages suffered by the plaintiffs due to not having received BPG at the time ENTel was privatized, basing their claims on State Reform Law No. 23,696, enacted in August 1989.

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

On April 27, 2009, we were notified of the Appellate Court on Labor Jurisdiction ruling, whereby we have been ordered, jointly and severally with the Argentine government, to pay to the plaintiffs the amounts resulting from the calculations to be performed by an accounting expert (plus interest and legal costs) computing 0.5% of our income as of each fiscal year. Such amount must be distributed considering each ownership interest in conformity with the guidelines laid down in the respective Employee Stock Ownership Program. In the opinion of our legal advisors, it is the Argentine government who should be attributed such responsibility.

The claims filed raise uncertainties inherent in any legal proceeding. In particular, there are specific issues in addition to those issues mentioned in the preceding paragraph which will have to be determined by the judge hearing the case with respect to the factors that should be taken into consideration to quantify any potential amount to be paid. For instance: (i) the profit-sharing percentage, although in this case the claim of the majority of the plaintiffs is approximately 2% of net income. According to background information relating to other privatized companies and the recent ruling of the Gentini case, this percentage ranges from 0.25% to 0.50%, (ii) if the earnings to be considered are net  or before tax, (iii) the periods in force for the right to access  the BPG; (iv) the parties who are entitled to file the claim, and (v) the effects on the BPG of the repurchase of the Company’s Class C shares in 1998. Considering the information available as of the date of this Annual Report and the different scenarios arising from the set of premises mentioned above, the maximum amount of risk for this contingency is estimated to represent approximately 0.84% of the Company’s total assets as of December 31, 2009, in accordance with Argentine GAAP, a scenario that our management and our legal advisors consider is not probable. We have registered a reserve for contingencies based on our estimation of the probable amount, equivalent to 17% of the maximum amount.

We consider that we have no responsibility for not issuing BPG; for this reason, we are considering bringing a legal action against the Argentine government to obtain the reimbursement of any amount that the Company might be required to pay for these claims.

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

Reimbursement of Value-Added Taxes Paid by Telintar

On April 24, 1995, Telintar filed an application with the Administración Federal de Ingresos Públicos (or “AFIP”), formerly the Dirección General Impositiva (the “DGI” or “Argentine Tax Authority”), for the reimbursement of approximately Ps.21.3 million arising from the modifications of certain prior positions originally taken by Telintar with respect to the computation of VAT credits applicable to certain transactions for the period January 1, 1993 through February 28, 1995. Telintar also applied for the reimbursement of approximately Ps.5.9 million of income and asset taxes. During the fiscal year ended September 30, 1997, the AFIP-DGI accepted Telintar’s position on the first claim and reimbursed Ps.20.7 million of principal and Ps.3.6 million of interest to the company. Since the AFIP-DGI has still not given its opinion on the second claim, we, as a successor in TLDA’s business, have not recorded any amounts relating to the latter claim mentioned in this paragraph. In this regard, should a decision be passed sustaining Telintar’s case, the successor companies will then agree on the criterion to be followed for distributing the resulting proceeds between them.

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

International Telecommunications Union Liability

On March 23, 2007, we were notified of S.C.’s Resolution No. 42/07. This resolution establishes a mechanism of reciprocal compensation for the balances in our favor and accrued by the Argentine government as a result of certain decreases and increases in the employers’ social security contributions paid by us. For calculation purposes, the resolution includes a liability arising from a communication sent by the CNC requesting the deposit of an amount equivalent to the savings obtained, plus interest, by us and Telefónica Larga Distancia de Argentina S.A., a company currently merged with and into Telefónica, as reductions in social security contributions approved by Presidential Decree No. 1,520/98 and supplementary regulations. The S.C. had instructed the CNC to settle the amounts involved. In September 2007,  we were notified of the determination issued by the CNC, which resulted in a net receivable in our favor of Ps. 58.7 million, after offsetting the amount resulting from the savings obtained from the reduced contributions plus  interest. According to Resolution No. 42 of the S.C., if a receivable balance remained in our favor after the debt compensation, such balance could be compensated with certain liabilities related to the services that are the object of our licenses.

On December 3, 2007, we requested final settlement of the amount determined by Resolution No. 4,269/99 under the framework of the mechanism set forth by Resolution No. 42/07, which established the S.C.’s final determination of the impact of the tariff restructuring as an excess in revenues of Ps. 18 million, in currency units. On December 6, 2007, the S.C. accepted the appeals resignations and sent the files to the CNC in order to include the aforementioned amounts in the compensation established by Resolution No. 42/07 of the S.C.

Additionally, we requested the S.C. to offset the fines imposed by the CNC with the remaining receivable established by the abovementioned Resolution, requesting that the S.C. compensate such fines for an amount of Ps. 5 million. According to the compensation mechanism established by Resolution No. 42, we have recognized the compensation for an amount of Ps. 30.6 million, which represents the present value of the probable offsetting amount related to such fines.

As of the date of this Annual Report, we have not been notified of any additional resolution from the S.C. in relation to the issues described above. We have disclosed the related liabilities (which represents the present value of the probable amount related to the abovementioned fines),  net of the offsettable receivable. We will recognize any remaining receivable in connection with the resolution, as the related mechanisms of reciprocal compensation are verified.

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

Notwithstanding the above paragraph, and although the final resolution is subject to the contingencies inherent in any pending court judgment, we and our legal counsel believe that there are legal grounds for a successful appeal of the judgment entered against us and have presented an appeal to have the judgment against us reviewed by the Federal Administrative Contentious Court of Appeals.

On December 22, 2009, we were notified of the judgment entered by Court Room IV of the Federal Administrative Contentious Court of Appeals, revoking the judgment entered by the Argentina Administrative Tax Court, ratifying the application of the depreciation method for these assets adopted by us, and requiring the AFIP to bear the legal costs of all stages of the proceedings. In February 2010, the Argentina Tax Authorities appealed the resolution of the judge and as of the date of this Annual Report, this judgment is not final.

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

After analyzing the claim, our legal counsel contested the allegations, petitioning that such a claim should be dismissed on the grounds that it fails to state a claim with a basis in law. The court of original jurisdiction ruled in our favor, but this resolution was revoked by the Court of Appeals, which held the claim should not be dismissed, but substantiated at the court of original jurisdiction. Through our legal counsel, we filed an appeal with the Supreme Court of Justice against the Court of Appeals’ decision, which was subsequently denied. An appeal of this denial filed with the Supreme Court of Justice has also been rejected. In this scenario, on October 4, 2001, the Court Room IV or the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires awarded a precautionary measure requested by the plaintiff ordering the Argentine government, us and Telecom “to refrain from applying the corrections set forth in Section 2 of the rate agreements approved by Presidential Decree No. 2,585/91 until final judgment is rendered in the case”, which meant that the rates could not be adjusted by the U.S. consumer price index.

We appealed such decision before the Supreme Court of Justice rejecting the arguments stated therein, which has been adversely determined as of the date of issuance of this Annual Report.

In addition, when filing the complaint, the plaintiff requested “no further application” of the disputed adjustment indexes, meaning that, contrary to its current intentions, the plaintiff only requested the suspension of a possible and future “automatic increase”. On March 29, 2007, we were notified of a resolution issued by the judge of original jurisdiction, rejecting the plaintiff’s petition for being apparently unacceptable, and ordering the plaintiff to pay legal costs. The abovementioned decision was confirmed by the Court of Appeals by resolution notified to us dated July 1, 2009.

On August 12, 2009, the National Court of Appeals in Administrative Contentious Matters revoked the resolution of the court of original jurisdiction.

On June 22, 2007, the court of original jurisdiction declared the termination of the proceedings. which was appealed by the plaintiff. On August 12, 2009, we were notified of the ruling of Court Room IV of the Appellate Court on Administrative Contentious Matters, repealing the resolution of the judge of original jurisdiction.

In the opinion of management and our legal counsel, it is unlikely and remote that the resolution of these issues would have a negative effect on our results of our operations or our financial position.

Additionally, the CNC had imposed on us different penalties principally related to alleged lack of commercial offices and attention to customer complaints and prolonged interruption of basic telephone services due to cable theft. We contested these penalties through the proper administrative channels, but have not yet received a final administrative resolution. As of December 31, 2009, outstanding CNC penalties against us amounted to approximately Ps. 94 million (nominal amount), which were partially compensated according to the mechanism established by the Resolution No.42/07 of the S.C.

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

In the past, our shareholders authorized the creation of a reserve for future dividends, which would remain at the Board of Directors’ disposal to be used for paying cash dividends. However, the Board of Directors would not  be able to use such reserve for paying cash dividends until losses, if any, are absorbed according to the Companies Law.

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

In accordance with the provisions of Companies Law No. 19,550, our by-laws and CNV´s regulations, we would have to appropriate at least 5.0% of the net income for the year (considering the effect of previous years’ adjustments), to the legal reserve, after absorbing accumulated losses, if any, until such reserve equals 20.0% of the adjusted capital stock.

Given that the total balance of the legal reserve account was appropriated to the Accumulated losses account as of December 31, 2005, we had to restore such reserve through no less than 5.0% of the income for the year up to 20.0% of our capital stock plus the balance recorded under the Comprehensive Adjustment to Capital Stock account in order to distribute retained earning.

As of December 31, 2009, our legal reserve amounts to Ps.382 million. Consequently, we do not have any restrictions on the distribution of retained earnings as in prior years.

In accordance with Law No. 25,063, any dividends in cash or in kind, distributed in excess of the accumulated taxable income as of the end of the year immediately preceding the date of payment or distribution shall be subject to a 35.0% income tax withholding as a single and final payment.

As a result of the above mentioned if we decided to pay dividends, during 2010, most of such payment would be subject to the withholding of income tax.

Since fiscal year 2002, no dividend has been distributed.

B.           Significant Changes

No undisclosed significant change has occurred since the date of the Annual Financial Statements.

ITEM 9.                      THE OFFER AND LISTING

A.           Offer and Listing Details

ADSs Traded on the New York Stock Exchange

The ADSs began trading on the New York Stock Exchange under the trading symbol “TAR” on March 8, 1994, and Citibank acts as depositary (the “Depositary”). The ADSs represented 10 of our Class B Shares of Ps.1 nominal value until the voluntary capital stock reduction mentioned in “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Capital Stock Reduction.” Since December 22, 2006 each ADS represented 40 Class B Shares of Ps.10 cents nominal value per share. The following table sets forth, for the calendar periods indicated, the high and low closing sales prices (in U.S. dollars) of the ADSs on the New York Stock Exchange.

However, as a result of the Declaration of Acquisition of the total remaining capital stock held by minority shareholders (1.8%), we no longer have unaffiliated shares outstanding. Although our debt obligations are still publicly traded, the shares have been delisted from the New York Stock Exchange since January 25, 2010, when TSA registered as a public deed the Declaration of Acquisition of the total remaining capital stock held by minority shareholders.

	High	Low
2005	11.38	7.30
2006 – Prior to capital stock reduction (1)	25.02	8.45
2006 – After capital stock reduction (2)	18.07	16.30
2007	19.93	12.42
2008	13.81	3.12
2009	11.50	6.55
2008:
First Quarter	13.81	11.65
Second Quarter	13.07	10.08
Third Quarter	10.10	7.00
Fourth Quarter	9.21	3.12
2009
First Quarter	8.60	6.55
Second Quarter	11.50	6.98
Third Quarter	11.00	9.40
Fourth Quarter	10.65	9.25
Recent Months:
November 2009	10.00	9.50
December 2009	10.65	9.59
January 2010 (3)	10.59	10.19

(1)	Until December 22, 2006. See “Item 7. Major Shareholders and Related Party Transactions—Capital Stock Reduction.”

(2)	As from December 23, 2006. See “Item 7. Major Shareholders and Related Party Transactions—Capital Stock Reduction.”

(3)	The last ADS quote in the New York stock exchange was on January 25, 2010.

Class B Shares Traded on the Buenos Aires Stock Market

The Class B Shares were listed on the Buenos Aires Stock Exchange under the trading symbol TEA2.BA. They began trading on the Buenos Aires Stock Exchange on December 26, 1991. As a consequence of the Declaration of Acquisition, the Buenos Aires Stock Exchange suspended the listing of our shares on December 8, 2009.

The following table sets forth, for the calendar periods indicated, the high and low closing sales prices (in pesos) of the Class B Shares on Buenos Aires Stock Exchange:

	High	Low
2005	3.35	2.20
2006 – Prior to capital stock reduction (1)	7.80	2.60
2006 – After capital stock reduction (2)	12.70	11.90
2007	15.20	9.90
2008	10.30	3.10
2009	10.10	5.70
2008:
First Quarter	10.30	9.00
Second Quarter	10.20	8.80
Third Quarter	8.70	5.80
Fourth Quarter	7.00	3.10
2009
First Quarter	7.20	5.70
Second Quarter	10.00	6.25
Third Quarter	10.10	9.10
Fourth Quarter(3)	10.00	9.00
Recent Months:
November 2009	9.70	9.10
December 2009(3)	9.60	9.20

(1)	Until December 18, 2006. See “Item 7. Major Shareholders and Related Party Transactions—Capital Stock Reduction.”

(2)	As from December 19, 2006. See “Item 7. Major Shareholders and Related Party Transactions—Capital Stock Reduction.”

(3)	The last quote was on December 7, 2009. After that the Buenos Aires Stock Exchange suspended the listing of our shares.

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

Certain information regarding the Argentine equities market is set forth in the table below:

	Argentine Equities Market
	December 31,
	2009	2008	2007	2006	2005
Market capitalization (U.S.$ billions)	573.6	357.8	562.4	399.8	254.3
As percentage of GDP(1)	186.8%	108.9%	218.3%	195.9%	139.4%
Annual volume (U.S.$ millions)	2,851	6,544	7,298	5,223	6,814
Average daily trading volume (U.S.$ millions)	11.7	26.5	29.5	20.9	26.7
Number of listed companies	101	104	102	107	104

(1)	GDP refers to the Gross Domestic Product of Argentina.

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

Good Corporate Governance Code

According to the provisions of General Resolution No.516/07 of the CNV, the Company prepared and submitted along with the financial statements as of December 31, 2009, a Good Corporate Governance Code which indicates and details the practices and actions of good corporate governance to be complied with by the companies under the CNV Public Offer Regime, or otherwise explain the reasons for noncompliance therewith. We are no longer obligated to file this Good Corporate Code because our shares have been delisted from the Comisión Nacional de Valores since January 25, 2010.

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

On June 14, 2004, the Audit Committee approved its charter and on February 12, 2009 it approved its action plan for the 2009 fiscal year. We are no longer obligated to approve an action plan because our shares have been delisted from the CNV since January 25, 2010.

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

As a result of agreements signed in 2006 (“2006 Agreement”), we entered into an arrangement with IBM for the outsourcing of services related to Mainframe and Midrange equipment through 2011. Under the terms of this agreement, we agreed to pay IBM a monthly charge for the duration of the agreement in return for provision of baseline services, and other charges for the use of additional resources. The payment terms included decreasing monthly installments throughout the five-year contract term amounting to a total of approximately US$ 50 million. The Mainframe included the technological renovation of equipment used to provide such services. This agreement was amended on the basis of the agreement described in the following paragraph.

In November, 2009, we and ATESECO, a Spanish subsidiary of TSA, entered into a new agreement with IBM (“2009 Agreement”). The main provisions of the 2009 Agreement are:

d.	Purpose: to provide consistent maintenance services and the supply of equipment to be installed in 2010.
e.	Effective Term: November 2009 through October 2014.
f.	Payment Terms: decreasing monthly installments for the duration of the agreement up to a total amount of US$ 24 million and Ps. 86 million.

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

Since Law No.25,561 and subsequent exchange control measures have been enacted, the exchange rate fluctuates freely based on market forces, including purchases and sales by the Central Bank. As a result of the above, since early 2002, the exchange rate with the U.S. dollar has increased compared to the Argentine peso (the parity was originally one peso per U.S. dollar). As of December 31, 2009, the exchange rate had increased by 297.7% (Ps.3.7967 per U.S. dollar) since 2002.

E.           Taxation

U.S. Federal Income Taxation

The following discussion is a summary of the material U.S. federal income tax consequences of the ownership and disposition of our Class B shares or our ADSs by U.S. Holders, as defined below. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed Treasury regulations, administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”) and judicial decisions, all as of the date hereof and all of which are subject to change (possibly with retroactive effect), and to different interpretations. It is also based in part on representations by the depositary and assumes that each obligation under the Deposit Agreement and any related agreement will be performed in accordance with its terms. This discussion relates only to Class B shares and ADSs held as capital assets (generally, for investment purposes). It does not discuss all of the tax consequences that may be relevant to a U.S. Holder in light of the U.S. Holder’s particular circumstances or to U.S. Holders subject to special rules, such as certain financial institutions, insurance companies, tax-exempt entities, including an “individual retirement account” or  “Roth IRA” dealers in securities or foreign currencies, partnerships and other pass-through entities, investors liable for the alternative minimum tax, persons who hold Class B shares or ADSs as part of an integrated investment (including a hedge, straddle or conversion transaction), persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar, persons who actually or constructively own (directly or indirectly) 10.0% or more of our voting stock or persons who acquired Class B shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation. Holders of Class B shares or ADSs should consult their tax advisors with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

As used herein, the term “U.S. Holder” means a beneficial owner of Class B shares or ADSs that is, for U.S. federal income tax purposes, (1) a citizen or individual resident of the United States, (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States or of any political subdivision thereof or (3) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source. The U.S. federal income tax treatment of a partner in a partnership that holds our Class B shares or ADSs will generally depend on the status of the partner and the activities of the partnership. Partnerships holding our Class B shares or ADSs and partners  in such partnerships should consult their tax advisors.

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

The U.S. Treasury Department has expressed concerns that parties to whom American depositary shares are released before shares are delivered to the depositary (“pre-release”), or intermediaries in the chain of ownership between holders and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. holders of the American depositary shares. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of Argentine taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by  actions taken by parties to whom the ADSs are pre-released.

Taxation of Dividends

Subject to the passive foreign investment company rules discussed below, distributions made by us of cash or property other than certain pro rata distributions of ordinary shares generally will constitute taxable dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Since we do not maintain calculations of our earnings and profits under U.S. federal tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends.  The full amount of any dividend paid in respect of our Class B shares or ADSs (including amounts withheld in respect of Argentine taxes) will be included in the gross income of a U.S. Holder, as ordinary income and will generally be income from sources outside the United States, at the time that the dividend is received by the U.S. Holder, in the case of our Class B shares, or by the depositary, in the case of ADSs.

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

Passive Foreign Investment Company Rules

We believe that we were not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for our taxable year 2009. However, because the determination of whether the Class B shares or ADSs constitute shares of a PFIC will be based upon the composition of our income and assets and the fair market value of our assets (including entities in which we hold at least a 25% interest), from time to time, there can be no assurance that the Class B shares or ADSs will not be considered shares of a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a U.S. Holder held a Class B share or ADS, certain adverse consequences could apply for the U.S. Holder, including the imposition of higher amounts of tax than would otherwise apply to a U.S. Holder and additional tax form filing requirements. U.S. Holders are urged to consult their tax advisors regarding the consequences to them if we were considered to be a PFIC, as well as the availability and advisability of making an election to mitigate the adverse United States federal income tax consequences of PFIC status should we be classified as a PFIC for any taxable year.

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

Taxation of Dividends

Dividends of cash, property or capital stock related to the Class B Shares or ADSs are currently exempt as a general rule from Argentine withholding tax or income tax. However, under Tax Law No. 25,063, a withholding tax is applicable to the amount of dividends distributed in excess of a company’s “net taxable income” accumulated at the end of the fiscal year immediately preceding the date of the distribution of such dividends. The applicable withholding tax rate is 35% unless the shareholder is resident in a country which has signed a tax treaty with Argentina. No dividends were distributed in 2009.

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

THE ABOVE SUMMARIES DO NOT CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO THE OWNERSHIP OR DISPOSAL OF THE ADSs OR THE CLASS B SHARES.

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

As of December 31, 2007, 2008 and 2009, our total bank and financial debt in foreign currency was the equivalent of U.S.$535 million, U.S.$383 million and U.S.$297 million, respectively, based on the peso/U.S. dollar exchange rate as of each date. The impact of foreign exchange rates during 2009, 2008 and 2007 on our net monetary position in foreign currency amounted to  losses of Ps. 119 million, Ps.116 million and Ps.67 million, respectively. As of December 31, 2009, current assets in foreign currency were lower than our current liabilities in foreign currency by the equivalent of Ps.623 million. See “Item 3. Key Information—Selected Financial Data—Presentation of Figures in Constant Argentine Pesos.” During 2009, we repaid a total nominal amount of U.S.$13 million of  debt that came due and we also made a tender offer for our negotiable obligations repurchasing a total nominal amount of U.S.$66 million. These payments were made with internally-generated funds. Additionally, the fair value of our net debt in terms of U.S. dollars as of December 31, 2009, decreased by 76.0% compared to the fair value as of December 31, 2008, mainly due to the cash equivalents´ increase and the payments made during 2009.

Set forth below is tabular information presented in our reporting currency, Argentine pesos, with respect to our net debt defined as Debt Obligations and the other instruments less Financial Assets (time deposits). The table reflects principal and related exchange rates, broken out between floating rate and fixed rate debts.

SENSITIVITY TO INTEREST RATES AND EXCHANGE RATES – NET DEBT (December 31, 2009)

	MATURITY DATES								FAIR VALUE(3)
	(in millions of pesos)(1)(2)
	2010		2011	2012	2013	2014	Subsequent	TOTAL	Underlying Net Debt	Associated Derivatives	TOTAL	Book Value (7)
EUROPE	11		11	11	8	4	5	50	42		42	50
EURO	11		11	11	8	4	5	50	42		42	50
Fixed Rate	11		11	11	8	4	5	50	42		42	50
Average Interest Rate (%)	1.75		1.75	1.75	1.75	1.75	1.75
AMERICA	(437)		460					23	55	61	116	23
ARS	(891)		–	–	–	–	–	(891)	(891)	–	(891)	(891)
Fixed Rate	(891	)(6)	–	–	–	–	–	(891)	(891)	–	(891)	(891	)(6)
Average Interest Rate (%)(4)	9,41
U.S.$	454		460	–	–	–	–	914	946	61	1,007	914
Fixed Rate(10)	450	(8)	441	–	–	–	–	891	984	–	984	891	(8)
Average Interest Rate (%)(5)	11,10		8.85
Floating Rate	(38)		–	–	–	–	–	(38)	(38)	–	(38)	(38)
Average Interest Rate(%)	0.28
Swap JPY	42		19	–	–	–	–	61	–	61	61	61	(9)
ASIA	(2)		–	–	–	–	–	(2)	60	(65)	(5)	(2)
JPY	(2)		–	–	–	–	–	(2)	60	(65)	(5)	(2)
Fixed Rate	42		21	–	–	–	–	63	60	–	60	63
Average Interest Rate (%)	2.30		2.30
Swap JPY	(44)		(21)	–	–	–	–	(65)	–	(65)	(65)	(65	)(9)
TOTAL	(428)		471	11	8	4	5	71	157	(4)	153	71

(1)	Exchange rate as of December 31, 2009: Ps.3. 7967 = U.S.$1.00.

(2)	Total may not sum due to rounding.

(3)	We calculate the fair value as follows:

(a)	U.S. dollar Bonds: the bonds are valued at market price as of December 31, 2009.

(b)	Other dollar financial debt: we calculated the fair value considering the yield curve implicit from the yield to maturity of our bonds due in 2010 and 2011.

The market values indicated may not be indicative of a trend or of values in the mid-term future.

(4)	It is the interest rate of the peso denominated financial assets.

(5)	It is the net average interest rate.

(6)	Bank deposits and mutual fund accounts.

(7)	Does not include Ps.24 million of accrued interest included in bank and financial payables in the Annual Financial Statements.

(8)	Net of Ps.100 million of bank time deposits and treasury bills.

(9)	The net book value of Ps.4 million is included in Other receivables in the Annual Financial Statements.

(10)
The Company entered into foreign currency forward agreements to partially hedge the exchange rate of the payments to be made due to our debt in U.S. dollars. See Notes 2.2.j) and 2.7 to our Annual Financial Statements.

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

In September 1999, we entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the yen/U.S. dollar exchange rate in connection with the loan granted by the Export-Import Bank of Japan (currently the Japan Bank for International Cooperation), which had a balance of 1.556 billion Japanese yen as of December 31, 2009. The loan matures in February 2011 and accrues interest at a rate of 2.3% per annum. The swap agreement provides a fixed exchange rate of 104.25 yen per U.S. dollar. The interest rate to be paid to Citibank N.A. during the validity of the loan for the U.S. dollars received is 7.98% per annum. As of December 31, 2009, the amount of the related liability, taking into account the effect of the swap and the additional interest accrued, was U.S.$16 million.

 The swap agreement establishes, among other provisions customary for this type of transaction, certain events of default under which the creditor may accelerate payment terms. Events of default include failure to pay financial debts for amounts in excess of 2% of our shareholders’ equity. As of December 31, 2009 and 2008, the hedge relationships of this swap were ineffective (see Note 2.7 of our Annual Financial Statements).

In order to hedge the risk associated with the exposure to the exchange rate of our dollar denominated financial indebtedness, we entered into several over-the-counter foreign currency forward agreements throughout 2009.  As of December 31, 2009, we had entered into foreign currency forward agreements with local banks for a total notional amount of US$259 million, with an average exchange forward rate of Ps. 4.17 per U.S. dollar.  These agreements mature from January to December 2010 and compensate in full at each maturity date.  The agreements hedge short-term U.S. dollar denominated commitments, mainly related to trade debt.

Additionally, during 2009, we entered into foreign currency forward agreements with the Rosario Futures Exchange (“ROFEX”) for a total notional amount of US$35 million, with an average exchange forward rate of Ps. 4.02 per U.S. dollar. These agreements mature from January to October 2010.  For all these agreements, we have made guarantee deposits in local banks in order to ensure that the collateral margins required by ROFEX are met (see note 14 to our Annual Financial Statements).  In addition, these agreements hedge short-term U.S. dollar denominated commitments, mainly related to trade debt.  In relation to the agreements traded at the Rosario Futures Exchange, we perform a daily mark-to-market valuation of the forward position in order to have reflected, in the compensation account, the variations between the forward prices and the market prices.

As of December 31, 2009, we determined the hedge relationships to be effective (see Note 2.7 to our Annual Financial Statements). We also had the equivalent of approximately Ps.349 million, as of December 31, 2009, of trade and other payables denominated in foreign currencies, of which approximately Ps.295 million are U.S. dollar-denominated, as well as approximately Ps.347 million in foreign-currency receivables, investments and bank deposits.

Our results of operations are susceptible to changes in the peso/U.S. dollar exchange rate because our primary assets and revenues are denominated in pesos while substantially all of our liabilities are denominated in dollars. We estimate, based on the current composition of our balance sheet and the fact that our revenues have been pesified and frozen, that for every variation in the exchange rate of Ps.0.10 (plus or minus) against the peso results in a variation, plus or minus, of approximately Ps.26 million in our results considering our foreign currency exposure as of December 31, 2009.

Interest Rate Sensitivity. We make interest payments under such debt instruments periodically during the term of debt through maturity. The table shown above does not reflect any prepayment or refinancing of indebtedness that may occur from time to time.

ITEM 12.                      DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.           Debt Securities

Not applicable.

B.           Warrants and Rights

Not applicable.

C.           Other Securities

Not applicable.

D.           American Depositary Shares

ITEM 12.D.3 —FEES AND CHARGES FOR HOLDERS OF AMERICAN DEPOSITARY RECEIPTS

Citibank, as Depositary for the ADSs  collects its fees for the delivery and the surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed.

Persons depositing or withdrawing shares must pay:	For:
USD 5.00 (or less) per 100 ADSs (or portion thereof)	The deposit, issuance, withdrawal or surrender
USD 0.02 (or less) per ADS (or portion thereof)	Any cash distribution
USD 1.50 (or less) per certificate	Receipt for transfers made
Expenses of the depositary	Cable, telex and facsimile transmissions and delivery expenses as are expressly provided in the deposit agreement Customary expenses converting foreign currency
Taxes and other governmental charges	As necessary

As the shares were delisted on January 25th, 2010, the ADR program was terminated.

ITEM 12.D.4— FEES MADE BY THE DEPOSITARY TO THE COMPANY

Citibank, as Depositary, has agreed to pay our annual stock exchange listing fees. The Depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADSs, which consisted of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of US federal tax information, mailing required tax forms, stationery, postage, facsimile, transmissions and telephone calls.

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

Our management assessed the effectiveness of internal control over financial reporting as of December 31, 2009. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control Integrated Framework. Based on its assessment and those criteria, our management believes that, as of December 31, 2009, our internal control over financial reporting is effective.

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

ITEM 16C.                    PRINCIPAL ACCOUNTANT FEES AND SERVICES

The chart below sets forth the fees for services performed by Ernst & Young related to fiscal years 2009 and 2008, and breaks down these amounts by category of service in millions of pesos:

Total Fees
	Fiscal Year Ended 2009	Fiscal Year Ended 2008
Audit Fees*	Ps.2.46	Ps.2.06
Audit-Related Fees	Ps.0.41	Ps.0.57
Tax Fees**	Ps.―	Ps.―
All Other Fees**	Ps.―	Ps.―
Total	Ps.2.87	Ps.2.63

(*)	Fees for audit of financial statements included in our Form 20-F for the corresponding year.

(**)	Ernst & Young did not provide tax services and other services to us.

Audit Fees

Audit fees are fees agreed upon (including related expenses) for the audit of our Annual Financial Statements and for the reviews of our quarterly financial statements submitted on Form 6-K, including the review of our Annual Report, other SEC and CNV presentations (such as the offering circulars for the exchange offers and the issuance of new bonds), and certification of filings before governmental offices.

Audit-Related Fees

Audit-related fees in 2009 and 2008 include fees related to services not required by any statute or regulation concerning financial accounting and reporting standards. These fees were fully approved by our Audit Committee.

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

Corporate Governance

 According to NYSE requirements, listed companies must adopt and disclose corporate governance guidelines. Furthermore, the board of directors should conduct a self-evaluation at least annually, and report thereon, determining whether it and its committees are functioning effectively. During 2009, we issued a Corporate Governance report which describes the different corporate governance practices followed by us during 2008 and previous years. Among other practices, our board of directors conducts an annual self-evaluation, determining whether it and its committees are functioning effectively. In addition, we must comply with Decree No 677/01 which establishes a Transparency Regime that incorporates the following principles: full disclosure, transparency, efficiency, protection to investors and equal treatment between investors. We, as a subsidiary of a Spanish company, also follow the Olivencia Code of Good Governance and internal corporate governance rules, such as the Regulations on Information for Markets and Regulations on Registration, Communication and Control of Financial and Accounting Data. Moreover, under Argentine law, the board’s performance is considered at the Annual Ordinary Shareholder Meeting.

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

Although Argentine law does not requires us to have an Audit Committee since our shares have been delisted from the Comisión Nacional de Valores since January 25, 2010, we have an Audit Committee composed of three independent directors, who are literate in financial, accounting and corporate matters. As mentioned in Item 16.A—Audit Committee Financial Expert, our Audit and Control Committee member Mr. Guillermo Harteneck is an Audit Committee financial expert, as defined by the SEC. This committee’s functions and duties are similar to those required by the NYSE. Furthermore, Argentine law does not limit the number of audit committees on which the members of its Audit Committee may serve. However, our Board of Directors has verified that none of them are simultaneously members of the audit committees of more than three public companies.

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

Notification by the CEO to the NYSE of Non-Compliance with NYSE’s Corporate Governance Rules

Each listed company CEO must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any non-compliance with any applicable provisions of Section 303A of the NYSE’s Listed Company Manual (Corporate Governance Rules). According to the NYSE, all foreign private issuers, including Telefónica de Argentina S.A., must report to the NYSE when they become aware of any violation of the corporate governance listing standards.

PART III

ITEM 17.                      FINANCIAL STATEMENTS

The registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18.                      FINANCIAL STATEMENTS

ITEM 19.                      EXHIBITS

Exhibit No.	Description

1.1	English translation of the corporate charter of Telefónica de Argentina S.A.*

1.2	English translation of the bylaws (Estatutos) of Telefónica de Argentina S.A., as amended. **

4.1	Management Contract, dated November 8, 1990, between Telefónica de Argentina S.A. and Telefónica de España S.A., together with an English summary thereof.***

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

4.9	Preliminary Spin-off and Merger Agreement by and among Telefónica de Argentina S.A., Telefónica Data Argentina and Telefónica Móviles S.A. (English Translation).*****

4.10	Telefónica S.A. Stock Option Agreement, dated June 26, 2001, between Telefónica S.A. and Telefónica de Argentina S.A. (English Translation).*

4.11	Agreement dated May 20, 2003 between TISA S.A. and Telefónica de Argentina S.A. (English Translation).********

4.12	Memorandum of Understanding 2006.*********

4.13	Prospectus for the Merger of Telefónica Data Argentina S.A. into Telefónica de Argentina, dated February 16, 2009 (English Translation) ************

4.14	Trademark and Domain Name License Between Telefónica S.A. and Telefónica de Argentina, dated September 30, 2008 (English Translation). ************

Exhibit No.	Description

4.15	Account Agreement between Telefónica de Argentina S.A. and Telfisa Global BV, dated July 28, 2008 (English Translation). ************

10.1	English translation summary of 2011 Contract and 2007 Extension, each dated September 26, 2006, between Telefónica de Argentina S.A. and IBM de Argentina S.A.**

10.2	English translation summary of Share Purchase Agreement between Telefónica de Argentina S.A. and DATACORP S.A.**

10.3	English translation of Second Amendment to Share Purchase Agreement between Telefónica de Argentina S.A. and DATACORP S.A. ***********

11.1	Rules of Conduct for the Financial and Accounting Departments of the Telefónica Group in Argentina (English Translation).**********

12.1	Section 302 Certification.

12.2	Section 302 Certification.

13.1	Section 906 Certification.

*	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended September 30, 2001.

**	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2006.

***	Incorporated by reference to our Registration Statement on Form F-1 filed with the SEC on October 28, 1993 (Registration No. 33-70982).

****	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended September 30, 2000.

*****	Incorporated by reference to Amendment No. 1 to our annual report on Form 20-F filed with the SEC on April 12, 2001 (Commission File No. 1-12796).

******	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2002.

*******	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003.

********	Incorporated by reference to our Registration Statement on Form F-4 filed with the SEC on May 2, 2003.

*********	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2005.

**********	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2004.

***********	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2007

************	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2008

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TELEFÓNICA DE ARGENTINA S.A.

By:	/s/ Sebastián Minoyetti
Name: Sebastián Minoyetti
Title: Chief Financial Officer

Dated April 9, 2010

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TELEFÓNICA DE ARGENTINA S.A.

By:	/s/ Eduardo Fernando Caride
Name: Eduardo Fernando Caride
Title: Chairman

Dated April 9, 2010

TELEFONICA DE ARGENTINA S.A.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Telefónica de Argentina S.A.

1. We have audited the accompanying balance sheet of Telefónica de Argentina S.A. (the “Company” or “Telefónica”) as of December 31, 2009, and the related statements of operations, changes in shareholders’ equity and cash flows for the year then ended. Additionally, we have audited the accompanying consolidated balance sheet of Telefónica and its subsidiary Telefónica Data Argentina S.A. as of December 31, 2008, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the year then ended, and the Company´s statements of operations, changes in shareholders’ equity and cash flows for the year ended December 31, 2007; all expressed in Argentine pesos (Note 2.1.). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

3. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Telefónica as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, the consolidated financial position of Telefónica and its subsidiary Telefónica Data Argentina S.A. as of December 31, 2008 and the related consolidated results of their operations and their cash flows for the year ended December 31, 2008, and the Company´s results of operations and its cash flows for the year ended December 31, 2007, all of them in conformity with generally accepted accounting principles in the City of Buenos Aires, Argentina.  Generally accepted accounting principles in the City of Buenos Aires, Argentina, vary in certain significant respects from U.S. generally accepted accounting principles to the extent summarized in Note 18. to the accompanying financial statements.

Buenos Aires,

April 9, 2010

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.

/s/ Jose Gerardo Riportella

JOSE GERARDO RIPORTELLA
Partner

TELEFONICA DE ARGENTINA S.A.

BALANCE SHEETS AS OF DECEMBER 31, 2009 AND 2008 (1)

(amounts stated in millions of Argentine pesos, restated as described in note 2.1.)

	2009	2008
ASSETS
CURRENT ASSETS

Cash (note 3.1.a)	30	33
Investments (notes 19.c) and 19.d)	1,000	349
Trade receivables (note 3.1.b)	880	698
Other receivables (note 3.1.c)	101	79
Inventories (note 3.1.d)	16	17
Other assets	1	2
Total current assets	2,028	1,178
NONCURRENT ASSETS

Trade receivables (note 3.1.b)	4	5
Other receivables (note 3.1.c)	31	57
Fixed assets (note 19.a)	4,708	4,805
Intangible assets (note 19.b)	191	176
Subtotal noncurrent assets	4,934	5,043

Goodwill (notes 2.2.h) and 3.1.e)	31	62
Total noncurrent assets	4,965	5,105
Total assets	6,993	6,283
LIABILITIES
CURRENT LIABILITIES

Trade payables (note 3.1.f)	1,255	935
Bank and financial payables (note 3.1.g)	627	77
Payroll and social security taxes payable (note 3.1.h)	273	249
Taxes payable (note 3.1.i)	538	304
Other payables (note 3.1.j)	59	25
Reserves (note 19.e)	14	38
Total current liabilities	2,766	1,628
NONCURRENT LIABILITIES

Trade payables (note 3.1.f)	145	131
Bank and financial payables (note 3.1.g)	499	1,243
Payroll and social security taxes payable (note 3.1.h)	131	132
Taxes payable (note 3.1.i)	128	235
Other payables (note 3.1.j)	13	12
Reserves (note 19.e)	388	353
Total noncurrent liabilities	1,304	2,106

NET LIABILITIES FROM DISCONTINUED OPERATIONS (notes 2.2.m) and 3.1.k)	7	11
Total liabilities	4,077	3,745

SHAREHOLDERS' EQUITY	2,916	2,538
Total liabilities and shareholders' equity	6,993	6,283
(1)  See note 2.5.

The accompanying notes 1 to 19 are an integral part of these financial statements.

EDUARDO FERNANDO CARIDE
Chairman

TELEFONICA DE ARGENTINA S.A.

STATEMENT OF OPERATIONS FOR THE FISCAL YEARS

 ENDED DECEMBER 31, 2009, 2008 AND 2007 (1)

(amounts stated in millions of Argentine pesos, except for earnings per share ratio and per ADS ratio, restated as described in note 2.1.)

	2009	2008	2007

NET REVENUES	5,664	4,761	4,186

COST OF SERVICES PROVIDED (note 3.1.l)	(2,642)	(2,361)	(2,116)
Gross profit	3,022	2,400	2,070

ADMINISTRATIVE EXPENSES (note 19.h)	(570)	(452)	(469)

SELLING EXPENSES (note 19.h)	(1,432)	(1,014)	(771)

OTHER EXPENSES, NET (note 19.h)	(162)	(168)	(417)
Subtotal	858	766	413

FINANCIAL INCOME AND HOLDING GAINS/(LOSSES) ON ASSETS (2)
Exchange differences	51	66	10
Interest and financial income	81	68	81
Holding gain from financial instruments	10	37	10
Holding loss from government securities	-	(12)	-

FINANCIAL EXPENSE AND HOLDING (LOSSES)/GAINS ON LIABILITIES (3)
Exchange differences	(170)	(182)	(77)
Interest and financial charges	(195)	(191)	(337)
Holding loss from financial instruments	(59)	(4)	(4)
Other	(3)	(6)	(6)
Net income before income tax	573	542	90

INCOME TAX (note 2.2.k)	(199)	(205)	(18)
Net income for the fiscal year from continuing operations	374	337	72
INCOME OF DISCONTINUED OPERATIONS
Income from disposition, net of tax effects	4	-	-
Net income for the fiscal year from discontinued operations (note 13.)	4	-	-
Net income for the fiscal year	378	337	72
Earnings per share for the fiscal year from continuing operations (4) (5)	0.0535	0.0483	0.0103
Earnings per share for the fiscal year from discontinued operations (4) (5)	0.0006	-	-
Earnings per share for the fiscal year (4) (5)	0.0541	0.0483	0.0103
Earnings per ADS for the fiscal year from continuing operations (4)	2.1420	1.9301	0.4124
Earnings per ADS for the fiscal year from discontinued operations (4)	0.0229	-	-
Earnings per ADS for the fiscal year (4)	2.1649	1.9301	0.4124
(1)	See note 2.5.
(2)	Mainly related to current investments, trade receivables and other receivables.
(3)	Mainly related to trade, bank and financial, taxes, other payables and reserves.
(4)	Basic and diluted earnings per share and American Depositary Shares (“ADS”) are the same, as there are no outstanding options to purchase shares. Amounts stated in Argentine pesos (see note 2.2.n).
(5)	Calculated on the basis of weighted average common outstanding shares.

The accompanying notes 1 to 19 are an integral part of these financial statements.

EDUARDO FERNANDO CARIDE
Chairman

TELEFONICA DE ARGENTINA S.A.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE FISCAL YEARS

ENDED DECEMBER 31, 2009, 2008 AND 2007

(amounts stated in millions of Argentine pesos, restated as described in note 2.1.)

	CAPITAL STOCK (1)
	Nominal value
ACCOUNT	Outstanding shares	Comprehensive adjustment to capital stock	Subtotal	Legal Reserve (1)	Reserve for future dividends (1)	Retained earnings (1)	Total

Balance as of December 31, 2006	698	1,209	1,907	-	-	222	2,129

Appropriation of retained earnings as approved by the General Ordinary and Special Shareholders’ Meeting held on April 24, 2007 (see note 5.)	-	-	-	11	211	(222)	-

Net income for the fiscal year ended December 31, 2007	-	-	-	-	-	72	72
Balance as of December 31, 2007	698	1,209	1,907	11	211	72	2,201

Appropriation of retained earnings as approved by the General Ordinary and Special Class A and Class B Shareholders’ Meeting held on April 21, 2008 (see note 5.)	-	-	-	4	68	(72)	-

Net income for the fiscal year ended December 31, 2008	-	-	-	-	-	337	337
Balance as of December 31, 2008	698	1,209	1,907	15	279	337	2,538

Appropriation of retained earnings as approved by the General Ordinary and Special Class A and Class B Shareholders’ Meeting held on April 20, 2009 (see note 5.)	-	-	-	367	(30)	(337)	-

Net income for the fiscal year ended December 31, 2009	-	-	-	-	-	378	378
Balance as of December 31, 2009	698	1,209	1,907	382	249	378	2,916

(1)  See note 5.

The accompanying notes 1 to 19 are an integral part of these financial statements.

EDUARDO FERNANDO CARIDE
Chairman

TELEFONICA DE ARGENTINA S.A.

STATEMENT OF CASH FLOWS (1) FOR THE FISCAL YEARS ENDED DECEMBER 31, 2009, 2008

AND 2007 (2) (7)

(amounts stated in millions of Argentine pesos, restated as described in note 2.1.)

	2009	2008	2007

Cash and cash equivalents at end of year (1)	1,029	382	118
Cash and cash equivalents at beginning of year (3)	382	118	249
Increase/Decrease in cash and cash equivalents	647	264	(131)
CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS

Net income for the fiscal year	378	337	72
Adjustments to reconcile net income for the fiscal year to net cash provided by operating activities:
Foreign exchange differences (4)	148	146	69
Fixed assets depreciation	962	943	984
Material consumption	59	64	56
Intangible assets amortization	72	56	84
Cost of services provided	26	18	11
Holding loss / (gain) from financial instruments	49	(33)	(6)
Holding loss from government securities	-	12	-
Increase in allowance and accruals, net of reversals (6)	196	130	190
Income tax	199	205	18
Net book value of fixed assets and other assets retired	13	8	5
Income from discontinued operations	(4)	-	-
Interest and financial charges, net	112	73	152

Changes in assets and liabilities:
Trade receivables	(252)	7	(214)
Current investments	-	303	(254)
Other receivables	16	(4)	6
Inventories	(27)	(15)	(16)
Trade payables	8	(194)	49
Payroll and social security taxes payable	23	(30)	248
Taxes payable	23	5	81
Other payables	(18)	(33)	(3)
Payment for discontinued operations (9)	-	-	(24)
Collected interests	16	23	21
Contingencies payment	(86)	(123)	(87)
Payment of income tax	(111)	(35)	(35)
Cash flows generated by operating activities	1,802	1,863	1,407
Cash flows used in investing activities:
Fixed assets purchases (5)	(607)	(699)	(530)
Increase in intangible assets	(87)	(62)	(63)
Current investments	(1)	-	-
Acquisition of Telefonica Data Argentina S.A. (“TDA S.A.”), net of cash acquired (8)	-	(179)	-
Cash flows used in investing activities	(695)	(940)	(593)
Cash flows used in financing activities:
Net short-term loans	-	(40)	-
Repayments of loans	(317)	(492)	(723)
Interest paid	(143)	(127)	(216)
Payment of voluntary capital stock reduction	-	-	(6)
Cash flows used in financing activities	(460)	(659)	(945)
Increase in cash and cash equivalents	647	264	(131)
(1)
Cash and cash equivalents with original maturities not exceeding three months are considered to be cash and cash equivalents which totaled: (i) 30 million and 999 million, respectively, as of December 31, 2009, (ii) 33 million and 349 million, respectively, as of December 31, 2008; (iii) 15 million and 103 million, respectively, as of December 31, 2007 and (iv) 23 million and 226 million, respectively, as of December 31, 2006.

(2)	See note 2.5.
(3)
In 2009, cash at the end of year does not include 1 million related to Bond CEGOB 02. In 2008 and 2007, cash and cash equivalents  at beginning and at end of year, respectively, do not include 307 million related to discount bond, Gross Domestic Product (“GDP”) related securities, negotiable obligations of Telefónica Móviles Argentina S.A. (“TMA S.A.”) and restricted assets. In 2007, cash and cash equivalents at beginning of year do not include 45 million related to discount bond, GDP-related securities and PRO 13 bond.

(4)	In 2009, 2008 and 2007, net of 29 million, 30 million and 2 million, respectively, related to exchange differences originated by cash and cash equivalents denominated in foreign currency.
(5)	In 2009, 2008 and 2007, net of 282 million, 143 million and 97 million, respectively, financed by trade payables.
(6)	In 2008 and 2007, it does not include the increase of the allowance for deferred tax assets.
(7)	Prepared consistently with International Accounting Standard No. 7.
(8)	In 2008, net of 18 million corresponding to increase in cash and cash equivalents by acquisition of TDA S.A. See note 17.
(9)	In 2009 and 2008, the discontinued operations did not generate or use Company cash flows (see note 13.). In 2007, cash flows used in discontinued operations amount to 24 million (see note 13.).

The accompanying notes 1 to 19 are an integral part of these financial statements.

EDUARDO FERNANDO CARIDE
Chairman

TELEFONICA DE ARGENTINA S.A.

 NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009 AND
COMPARATIVE INFORMATION (see note 2.5.)

Amounts stated in millions of Argentine pesos (except where expressly indicated that figures are stated in Argentine pesos or other currency)

1.	OPERATIONS OF TELEFONICA

Telefónica de Argentina S.A. (“Telefónica” or “the Company”) holds a license for an unlimited period of time to provide Basic Telephone Services to the Southern Region of Argentina (the “Southern region license”), which was exclusive until late 1999.

Additionally, the Company holds a license agreement from the Secretary of Communications (“S.C.”) for an unlimited period of time, to provide local and domestic and international long-distance telephone services and telex services in the Northern region of the country. The Company’s obligations under this license mainly relate to service quality and coverage of the areas to be serviced.

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

On April 3, 2008, the PEN issued Decree No. 558/08 which replaces Exhibit III to Decree No. 764/00 concerning the Universal Service Regulations and creates the Trust Fund for the Universal Service (see note 12.).

In December 2008, the Company acquired 100% of the capital stock of TDA S.A., a company dedicated to telecommunication services supply, integral advice and consulting services in telecommunication system and information technologies. The Company has incorporated TDA S.A. by absorption (see note 17.).

The Company’s short-term strategy has been to adapt its business plans to address the challenges and risks presented by the 2002 Argentine economic crisis. Therefore, the Company has focused on the renegotiation of the agreement with the government and has been taking certain steps to moderate the effects of the imbalance between changes in revenues and costs caused by the significant increase in the prices of supplies and the cost of technology–related investments usually required by the Company’s business, and the situation affecting service rates described in note 8.1. Some of these measures include: i) capital expenditure controls, ii) operating cost reduction, iii) stability of the collection rates and, iv) debt renegotiation and cash management.

The relationship between variables determining revenues and expenses was affected as a result of the conversion into pesos and freezing of the Company’s tariffs within the context of a potentially inflationary economy and may continue to be mismatched depending upon the regulatory framework to be designed by the Argentine Government in the future. The Transfer Contract provides mechanisms to re-balance the relation between the variables that determine revenues and costs (including investments), i.e., the so-called "economic and financial equation" upon the occurrence of certain circumstances (see note 8.). As mentioned in note 2.3., the Public Emergency and Foreign Exchange System Reform Law established the conversion into pesos of originally US dollar-denominated utility tariffs previously agreed upon in US dollars at the US$1.00 to AR$1.00 exchange rate and authorized the PEN to renegotiate agreements. Given this framework, on February 15, 2006, the Renegotiation and Analysis of Public Utilities Agreements Unit (“UNIREN”) signed, on behalf of the Federal Government and together with the Company, a Memorandum of Understanding (the "Memorandum of Understanding 2006") which seeks a commitment to establish in the future a stable legal framework maintaining the legal conditions set forth in the Transfer Contract and the rules in force as of the date of such memorandum.

In the opinion of the Company’s Management, since 2005 there is greater certainty in the operating and economic environment for the Company due to, among other factors, the relative stabilization in the peso equivalent amounts of its foreign currency denominated debt, the financing already obtained and the gradual reduction of its financial debt. Although there is an unstable international financial market scenario, according to the opinion of the Company’s management, it should not have a significant impact on the Company’s future operations. However, the Company will monitor its future development.

Although the Company has adopted the abovementioned measures to mitigate the effects of changes in its business resulting from the issue described in the above paragraphs, the future operating conditions and characteristics might not continue to be stable to the extent that in the event of new developments in local and/or international economic context, the regulatory framework may fail to establish the rules to allow reinstating the balance of the variables that constitute the Company’s economic and financial equation (see note 8.).

2.	SIGNIFICANT ACCOUNTING POLICIES

2.1.	Presentation of financial statements in constant Argentine Pesos

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

In 2002, as a result of the new inflationary conditions, and the changes to the Argentine economic model resulting from the enactment of the Public Emergency and Foreign Exchange System Reform Law, the CPCECABA approved the reinstatement of inflation accounting in financial statements for fiscal years or interim periods ending as from March 31, 2002, in accordance with Argentine professional accounting principles, and provided that all recorded amounts restated by changes in the general purchasing power until the suspension of such adjustments and any other amounts originated in transactions during the stability period are to be considered stated in the currency of December 2001.

Presidential Decree No. 1,269/02 and later CNV Resolution No. 415/02, reestablished the requirement of presentation of financial statements in constant currency. Nevertheless, in 2003, Presidential Decree No. 664/03 and the later Resolution No. 441/03 of the CNV set forth again that as from March 1, 2003, the restatement of financial statements in constant currency should be discontinued.

However, the CPCECABA discontinued the application of the method that required restatement into constant currency as from October 2003. In accordance with the abovementioned, the financial statements of the Company as of December 31, 2009, 2008 and 2007 have been prepared recognizing the effects of variations in the purchasing power of the Argentine peso until February 28, 2003 (restated according to changes in the Argentine wholesale price index published by the Argentine Institute of Statistics and Census (“INDEC”)) in compliance with the regulations issued by the PEN and the CNV (the accumulated effect on that index between January 1, 2003 and September 30, 2003, was a 1.4% decrease). The effect on the Company’s shareholders’ equity as of December 31, 2009, 2008 and 2007 and on results for the fiscal years then ended of not restating figures until September 30, 2003 is not significant.

2.2.	Valuation methods

The Company applied the valuation criteria established by CNV regulations, which, in their application to the transactions and the balances included in these financial statements, do not differ significantly from the valuation criteria established by Argentine GAAP.

The preparation of financial statements in conformity with Argentine GAAP requires the Company’s Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of these financial statements and the reported amounts of revenues and expenses. Final results may differ from those estimated by the Company’s Management.

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

b) Investments:

Government securities: in accordance with the Company’s intended use, they were stated at their net realization value as of each fiscal year.

Mutual funds: stated at their net realization value as of each fiscal year.

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

Receivables and payables arising from financing leases have been valued, respectively, at present value of the minimum payments computed at the interest rate implicit in the leases of the related assets and liabilities (see note 16.).

Services received from IBM Argentina S.A. (“IBM”): during 2009, the Company has entered into a new agreement with IBM (“2009 Agreement”), replacing the agreement in force. Considering that the baseline services that IBM committed to render will be received by the Company in uniform quantities over the term of the agreement, the total original cost of the baseline services is accrued based on the straight line method as services are received (see note 7.1.). The balance included in “Other payables” as of December 31, 2009, includes the cost accrued on the straight-line method basis over the term of the agreement less the decreasing monthly installments paid to IBM as of the fiscal year-end. Service costs renegotiations as agreed upon between the parties are accrued and recorded in the Company’s statement of operations on the fiscal year in which the services are approved and correlated to the affected services.

Tax Compliance Plan Liabilities: the Company valued its obligation to be paid in 120 installments, at amortized cost based on the imputed interest rate determined at inception.

The indefeasible rights of use have been valued at acquisition cost restated as indicated in note 2.1. and are amortized by the straight-line method over the duration of the term of the rights of 15 years.

Liabilities for agreements with payments in installments: in February 2009, the Company agreed with the Compensatory Fund for Retired Telephone Industry Workers to settle certain claims related to previous periods, whereby the Company agreed to pay 35.2 million in installments. In addition, and in connection with a claim filed in the year 2009, the Company agreed to pay 20.8 million also in installments. The book value of such payable was obtained calculating the discounted value cash flows related to items accrued as of the closing date of these financial statements.

Universal Service contribution (see note 12.): the Company calculates the charge for the Universal Service contribution, consisting of 1% of revenues from telecommunications services, net of automatic deductions provided by the related regulation and rules of the National Communications Commission (“CNC”), and in accordance with the Company’s estimates of the amounts payable during each fiscal year, based on current regulations. If resulting, from the above calculation, in a balance payable, such net amount is booked as a reserve. All deductions and subsidies that must first be pre-approved by the regulatory entity will be booked by the Company as receivable in the fiscal year in which they will probably be reimbursed by such entity and can be valued with certainty. The Company, as it was merged with TDA S.A. (see note 17.), has monthly deposited the corresponding amount until April, 2009 in a Banco de la Nación Argentina account in the name of TDA S.A. As of the closing date of these financial statements, the balance of the mentioned account amounts to 3 million.

Pre-retirement agreements and early retirement plans: the Company values its obligation in relation to these plans at the present value of the payments agreed as of the fiscal year-end. In addition, with respect to the pre-retirement plan as of December 31, 2007, Telefónica valued its implicit obligation as of that date considering the costs directly arising from the financial conditions of the plan and the estimation of the number of employees that Telefónica considered would likely accept the plan (see note 15.).

Performance Share Plan (“PSA”): this plan is valued on the basis of the fair value of the securities to be delivered calculated on the date on which the rights are granted. Such cost is accrued on a straight-line basis during the fiscal year in which the services are rendered by the Executives. The fair value amounts to Euro 7.7, Euro 8.4 and Euro 8.4 per share for the second, third and fourth cycle, respectively. These amounts are the best benchmark of the fair value of the rights delivered to Executives, as they correspond to actual market transactions (see note 15.).

Social Security Plan for Executives (The “SSE Plan”): the liability resulting from the social security plan for Executives is valued based on the estimated amounts that the Company agreed to contribute as of each fiscal year-end. Such cost is accrued during the fiscal year in which the benefit is granted and the services are rendered by the Executives. Changes in the plan are recognized in the year in which they are approved (see note 15.).

d) Inventories:

Networks equipment, equipment and supplies for selling (including telephone accessories and prepaid cards) have been accounted for at the replacement cost up to the limit of their estimated realizable value.

Inventories are accounted for net of the allowance for impairment in value and slow turnover, determined based on inventory recoverability analysis at the end of each fiscal year.

e) Other assets:

Other assets include buildings no longer used for the Company’s operations and intended for sale. The carrying book value has been recorded at amortized restated cost as described in note 2.1., if applicable, which does not exceed its net recoverable value.

f) Fixed assets:

The fixed assets have been valued at cost restated as described in note 2.1. and depreciated by the straight-line method over their remaining useful lives. When the construction of works in progress extends over a substantial period of time, its value includes the cost of financing by third parties related to the investment during the construction period until such time as the asset is ready to be used for a productive purpose. As of December 31, 2009, 2008 and 2007, the residual value of cumulative capitalized interest on fixed assets is 216 million, 263 million and 318 million, respectively.

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

The Company, as it was merged with TDA S.A. (see note 17.), as of December 31, 2008 had provisionally recorded the addition of certain assets belonging to TDA S.A. in the amount of 186 million, equal to the assets’ net  book values, that is, considering the allowance for impairment of fixed assets previously recognized by TDA S.A., which as of that date amounted to 27 million. Once concluded the purchase price allocation of TDA S.A., the Company adjusted the abovementioned value to a total amount of 233 million, equivalent to its fair value as of the acquisition date (see note 2.2.h)).

The value of the Company’s fixed assets does not exceed their recoverable value, calculated on the basis of the Company Management’s best estimate of future discounted cash flows, considering current information and its estimation of the future level of tariffs. The Company has monitored the evolution of the macroeconomic variables that affect its business and, from time to time, it has adjusted its projections based on the latest trends. Considering the operational strategies available for possible scenarios, in the opinion of the Company’s Management, it will generate future cash flows sufficient to recover the fixed assets balances. Notwithstanding the foregoing, as explained in note 8.1., the Company will continue to monitor the projected situation and will assess the effect of any new future developments.

g) Intangible assets:

The trademarks have been valued at acquisition cost restated as described in note 2.1.

Licenses related to the use of invoicing software: have been valued at their cost, depreciated by the straight-line method over a 36-month period.

The non-competition clauses have been valued at acquisition cost and are amortized under the straight-line method over the term of such agreements.

IT applications and information systems have been valued at cost, depreciated by the straight-line method over their remaining useful lives.

The acquired client portfolio has been valued at acquisition cost and depreciated by the straight-line method over a 4-year period.

Intangible asset carrying value as of the closing date of these financial statements does not exceed recoverable value.

h) Goodwill:

Consisting of:

1)	Positive goodwill originated as a result of the acquisition of TDA S.A.

As of the date of issuance of these financial statements and in accordance to the acquisition method described in FACPCE Technical Resolution (“TR”) No. 21, the Company concluded the purchase price allocation of TDA S.A. The identified net assets of TDA S.A. were measured at their fair value as of the acquisition date, using generally accepted valuation methods for each type of asset and / or liability, based on the best information available.

As a result of this process, the Company identified higher values of certain assets belonging to TDA S.A. and has not identified assets and/or liabilities not previously recognized by TDA S.A. Therefore the Company allocated 31 million to the above mentioned assets that, in accordance with professional accounting standards, had been included on a provisional basis in goodwill as of the date of acquisition, corresponding to the difference between their net book values, that is, considering the allowance for impairment of fixed assets previously recognized by TDA S.A. and their fair value, net of tax effects. This adjustment was made in goodwill value. As a consequence the effect on the accumulated depreciation as of December 31, 2009, resulting from the consumption of the allocation recognized by the Company, amounted to 10 million.

Therefore, the goodwill value corresponding to the difference between the acquisition cost and the fair value of TDA S.A.’s identifiable net assets at the time of the capital stock acquisition, amounted to 30 million, which is maintained as of the closing date of these financial statements. The Company has determined that such goodwill has an indefinite useful life, as it considers that there is no foreseeable limit on the period during which it will generate earnings for the Company.

2)	Positive goodwill from the acquisition of Telecomunicaciones y Sistemas S.A. (“TYSSA”), net of gains/losses from intercompany transactions, which has been restated as described in note 2.1.

3)	Positive goodwill originated as a result of the acquisition of Adquira, which has been restated as described in note 2.1.

As positive goodwills related to TYSSA and Adquira mentioned in 2) and 3) above, do not have a defined useful life that would allow to estimate a systematic method in order to calculate their amortization, considering the time extent during which they will generate earnings for the Company and in accordance with professional accounting standards, their amortization was discontinued in the period ended on March 31, 2006.

The recoverability of the book value of the goodwill of TDA S.A. is based on the Company Management’s best estimate of discounted future cash flows considering available information. The Company’s Management monitors the evolution of the macroeconomic variables that affect the business and, from time to time, it adjusted the projections based on the latest trends.

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

j) Financial instruments:

The Company uses currency swaps which, in the context of the Convertibility Law between the U.S. dollar and the Argentine peso, were intended to eliminate the variability in the cash flows of its debts denominated in yen, and to reduce fluctuations in the exchange rate between the yen and the U.S. dollar so that, the Company can ensure a fixed exchange rate between the yen and the U.S. dollar for these obligations paying a fixed percentage for the coverage. As of December 31, 2009 and 2008, the hedge relationships were ineffective because of the devaluation of the peso and the freezing of the Company’s tariffs.

In addition, the Company uses currency forward agreements in order to eliminate variability in the cash flows of its indebtedness in U.S. dollars in relation to the Argentine peso. The Company valued its hedged obligations at the prevailing exchange rate and separately recognized the financial instruments at their estimated market value. As of December 31, 2009 and 2008 the hedge relationships were effective.

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

The Company recognizes the difference between the adjusted for inflation book value of fixed assets (and other non-monetary assets) and their taxable basis as a temporary difference for deferred tax purposes. As of December 31, 2009 and 2008, the resulting deferred tax liabilities amount to 424 million and 531 million, respectively.

The Company’s Management evaluates the recoverability of deferred tax assets based on estimates. Ultimately, the recoverability of deferred tax assets depends upon the Company’s ability to generate enough taxable income during the periods in which these temporary differences are expected to be deductible.

Considering their estimates, the Company’s Management takes into account the reversal time period of deferred tax liabilities, projected taxable income and tax planning strategies. This assessment is based on a series of internal forecasts updated to reflect current trends. In accordance with accounting principles in force, the Company must recognize deferred tax assets when future deductibility is likely. As of December 31, 2009 and 2008, based on the information and projections available as of those dates and considering the reversal of deferred tax assets and liabilities and the variables affecting future taxable income, including the foreign exchange rate, the inflation for the coming years, and the reduction in foreign currency debt, the Company estimates that the deferred tax assets will probably be recovered, except for the specific tax loss carryforward balance.

The following table presents the components of the Company’s deferred tax balances:

	December 31, 2009	December 31, 2008
Deferred tax assets

Income tax on general tax loss carryforwards	-	3
Income tax on specific tax loss carryforwards resulting from the disposal of shares (1)	5	5
Allowance for doubtful accounts	72	62
Accrual for reserves and other non-deductible allowances and accruals	311	313
Other	10	10
	398	393
Allowance for specific tax loss carryforwards	(5)	(5)
Subtotal	393	388

Deferred tax liabilities

Other receivables	(1)	(2)
Fixed and intangible assets	(489)	(606)
Dismissal accrual for tax purposes	(13)	(13)
Other liabilities	(2)	(2)
Subtotal	(505)	(623)
Total deferred tax liabilities, net	(112)	(235)

(1)	Relates to 15 million of specific tax loss carryforward maturing in 2012.

The following is the reconciliation of the income tax amount resulting from the application of the related tax rate on net income before tax and the amount charged to the statement of operations for the fiscal years ended December 31, 2009, 2008 and 2007:

	2009	2008	2007 (2)
Net income before tax at statutory income tax rate	202	190	32

Net non-taxable results	(11)	(1)	(19)

Non-deductible expenses	9	-	-

Allowance of deferred tax assets (1)	(1)	16	5
Total	199	205	18

(1)	Disclosed under the caption “Net liabilities from discontinued operations”. See note 3.1.k.
(2)	See note 2.5.

The Company is no longer subject to new income tax examinations by tax authorities for years before 2002. Fiscal year 2003 and beyond remain subject to examination by the Argentine Tax Authorities (“AFIP”).

Whenever applicable, the Company will recognize any interest and penalties related to uncertain tax positions as financial expenses. The Company’s Management does not believe there will be any material changes related to uncertain tax positions over the next twelve months.

In July, 2009, the Argentine Supreme Court of Justice (“CSJN”), issued a ruling on the Candy S.A. case in relation to the application of the tax adjustment for inflation, ratifying the lawfulness of the suspension provided by Section 39, Law No. 24073. However, in its decision, the CSJN states that the abovementioned suspension can not aggrieve the contributor’s property right, therefore the abovementioned method is applicable when it achieves to prove in Court that its non application would make the actual case confiscatory.

Although the CSJN allowed in the Candy case the tax computation considering the tax adjustment for inflation, it does not set general parameters that allow its applicability beyond those proven by Candy S.A. in the course of the process.

The Company and its fiscal advisors are currently analyzing the possible implications of this ruling on its fiscal situation. If the Company were able to apply the tax adjustment for inflation on its income tax returns, this would entail a decrease in its taxes payable.

Additionally, the Company calculates minimum presumed income tax by applying the effective tax rate of 1% on certain production assets valued according to the tax regulations in effect as of the end of the fiscal year. This tax is supplementary to income tax. The Company’s tax liabilities for each fiscal year will be the higher of these two taxes. However, if the minimum presumed income tax exceeds income tax during one fiscal year, such excess may be computed as prepayment of any income tax excess over the minimum presumed income tax that may arise in the next ten fiscal years. At December 31, 2009, minimum presumed income tax assessed was totally absorbed by the application of the fiscal year income tax determined accordingly to the legislation. As of December 31, 2009, the Company maintains 20 million as minimum presumed income tax capitalized from previous fiscal years, which were disclosed net of income tax provision included in “Current taxes payable”.

l) Shareholders' equity accounts:

Shareholders' equity accounts have been restated, if applicable, as described in note 2.1. except for “Capital stock – Nominal value – Outstanding shares”, which is stated at its original amount. The adjustment required to restate this account in constant Argentine pesos (see note 2.1.) is included in the caption “Comprehensive adjustment to capital stock”.

m) Statements of operations captions:

-     Revenues and expenses are charged to income on an accrual basis. The Company recognizes income from fixed telephony services (local and long-distance and access to the network, among others) based on the use of the network. Charges from the installation of new telephone lines are recorded as income over estimated remaining average life of the relation with the customer and the costs associated with these charges are recorded as expense in the term related to the estimated useful life of the related fixed assets.

-     The Company recognizes income from sales of equipment when such equipment is delivered and accepted by its customers. For contracts where the Company provides customers with an indefeasible right of use network capacity, the Company recognizes revenue ratably over the term of stated life of the agreement. In addition, the effects of the adjustment of prices agreed upon with customers in relation to services rendered are recognized when all necessary conditions are met to consider them as revenues.

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

ii)
Distribution of prepaid cards: the Company sells prepaid cards through resellers. From the sale of prepaid cards, the Company charges the face value thereof less a wholesale discount of face value depending on the volume and product. The Company recognizes revenue and costs directly attributed to prepaid cards based on the usage of the network.

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

-     Recognition of Telinver S.A. sale: in relation to the sale of its interest in Telinver S.A. the Company granted a guarantee to Telefónica Publicidad e Información S.A. (“TPI”) and to Telefónica Publicidad e Información Internacional S.A. (“TPII”), which make up the TPI group (“TPI Group”) and Telinver S.A. (see note 13.). For such guarantee, the Company has deferred booking the income from the sale in the amount of 7 million as of the closing date of these financial statements (see note 3.1.k) until the uncertainty related thereto is resolved, so that it will be probable that the Company receives the economic benefits associated to the disposal for that amount (see note 13.).

-     Charges for the consumption and amortization of non-monetary assets (materials, intangible assets and fixed assets) have been stated based on the inflation adjusted amounts of such assets , if applicable (see note 2.1.).

-     Financial income/(expense) and holding gains/(losses) include: a) financial income and expenses, b) exchange differences generated by assets and liabilities in foreign currency, and c) holding gains and losses from government securities and financial instruments.

n) Net earnings per share and per ADS:

The Company calculates the net earnings per share and per ADS on the basis of the Company’s common outstanding shares of 6,984,200,296 of AR$ 0.1 face value and one vote per share. One ADS is equal to forty shares.

2.3.	Public Emergency Law– rules and regulations currently in force

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

Other regulations were subsequently issued, amending some of the abovementioned regulations. The main aspects of such other regulations as of the approval of these financial statements are:

a)  Public Emergency and Foreign Exchange System Reform Law provided for the conversion into pesos of public utility rates that had been agreed upon in U.S. dollars at the AR$ 1 = US$ 1 rate and it authorized the Federal Executive to renegotiate the agreement (see note 8.1.);

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

Among other aspects, the Memorandum of Understanding 2006 discusses the following main issues:

1)	Investments: the Company will continue making investments for the technological upgrade and development of its network and new services.
2)	Service and long-term targets (see note 6.).
3)	Contractual compliance (see note 6.).
4)	Regulatory framework (see notes 8.1. and 12.).
5)	Stay of actions and subsequent waiver of rights and withdrawal of actions (see notes 6. and 8.1.).
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
8)
Equal treatment: in the context of the process to renegotiate the contracts, the Argentine government undertakes to treat the Company on the basis of terms reasonably similar to those afforded to other telecommunication companies participating in the process.

The Memorandum of Understanding 2006 was submitted to a Public Hearing in order to promote the involvement of users and the community at large so that its terms and conditions will be based on a consensus to move forward with the execution of the Protocol of Renegotiation. The public hearing was held on April 28, 2006 in the city of Mar del Plata, Argentina. Additionally, the Memorandum of Understanding 2006 shall be subject to any further approvals required by currently applicable rules and regulations; and

b)  an extension of the National Public Emergency situation through December 31, 2011.

2.4.	Concentration of operations and credit risk

In the Company’s Management opinion, it does not have a significant credit risk concentration. The Company analyzes potentially doubtful accounts and records the related allowance. The maximum credit risk involved does not differ significantly from the accounts receivables amount net reflected in the balance sheet.

2.5.	Comparative Financial Statements

As a consequence of TDA S.A. acquisition in December 2008 as described in note 17., Telefónica issued consolidated financial statements with its subsidiary TDA S.A. as of December 31, 2008. As of December 31, 2009 and as a consequence of the merger described in note 17., the Company no longer issues consolidated financial statements since the accounts of TDA S.A. been incorporated into the Company’s accounts. The information presented for comparative purposes for the fiscal year ended December 31, 2007, relates to Telefónica on unconsolidated basis.

2.6.	Technical Resolution No. 26

In December 2009, the CNV issued General Resolution No. 562, whereby it established the application of FACPCE’s TR No. 26  (with certain amendments) adopting, the International Financial Reporting Standards issued by the International Accounting Standards Board (“IASB”) for certain entities included in the public offering regime of Law No. 17,811.

The application of such standards will be mandatory for the Company as from the fiscal year beginning on January 1, 2012.

As of the date of issuance of these financial statements, the Company’s Board of Directors is analyzing the effects of adopting the mentioned accounting standards and the specific implementation plan required by the mentioned CNV resolution.

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

The Company enters into financial instruments over exchange rates to manage risks.

Exchange rate management policy

An essential element of the Company’s exchange rate management policy is to minimize the negative financial results due to variations in exchange rates, notwithstanding the maintenance of open currency positions (under strict risk supervision).

Additionally, exchange risk management has the following objectives: (i) to secure payments in foreign currency, hedging firstly short-term payments and then hedging the long-term ones (partially using derivative financial instruments), (ii) to cover (at least partially) the Company's debts in foreign currency as disclosed in the balance sheet and (iii) to modify the composition of the Company's financial debts with respect to the original currency and/or to refinance it by issuing peso-denominated debt or entering into agreements for peso denominated debts.

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

Until 2002, the Company did not hedge its U.S. dollar-denominated debt obligations because under the Convertibility Law the peso/U.S. dollar exchange rate was essentially fixed at parity and the Company had revenues stream linked to the U.S. dollar because rates were denominated in U.S. dollars and converted into pesos at the date of billing. However, in some cases, the Company hedged U.S. dollars against Japanese yen (see point iii.a)). Before the Convertibility Law, according to the Transfer Contract, tariffs were denominated in Argentine pesos. Its intangibility was safeguarded by the application of the monthly Consumer Price Index in Argentina or, if there were significant differences between this index and the variation of the U.S. dollar, by the result obtained from the application of a polynomial formula that considers 40% of the monthly variation of the price of the U.S. dollar and 60% of the variation of the monthly Consumer Price Index in Argentina. Since the end of the Convertibility Law almost all of the Company's revenues were stated in pesos but almost all of the Company's debt was denominated in foreign currency, so the Company had a mismatch between revenues and its financial debt in foreign currency.

As a consequence of this mismatch the Company established a policy of hedging the Company’s exposure to exchange rate risk derived from the fluctuation between the value of the peso against foreign currencies and certain debt obligations denominated in foreign currencies.

(ii) Main features of the underlying to be hedged and of the associated derivative instruments.

The Company performs a process to identify the notionals, together with the characteristics of the derivative instrument to be associated to the underlying instrument. Notwithstanding this, the lack of depth or narrowness of the Argentine derivatives markets has led historically to imbalances between the characteristics of the hedges and the underlying debts, which have not been significant with respect to the purpose of the hedge. The Company intends to reduce those imbalances, as long as this does not involve disproportionate transaction costs.

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

In September 1999, the Company entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the yen-U.S. dollar exchange rate, in connection with the loan whose nominal amount as of the closing date of these financial statements was 1.6 billion yen granted by The Export Import Bank of Japan (currently the Japan Bank for International Cooperation) and maturing in February 2011, which accrues interest at a rate of 2.3% per annum. The swap agreement provides a fixed exchange rate of 104.25 yen per U.S. dollar. The interest rate to be paid to Citibank N.A. during the validity of the loan for the U.S. dollars received is 7.98% per annum. As of the closing date of these financial statements, the related liability, taking into account the effect of the swap and the additional interest accrued, amounts to US$ 16 million. The contract establishes, among other provisions customary for this type of transaction, certain events of default under which the creditor may accelerate payment terms. Events of default include failure to pay financial debts for amounts in excess of 2% of the Company's shareholders' equity. As of December 31, 2009 and 2008, the hedge relationships of this swap were deemed to be ineffective (see note 2.2.j).

b)	Foreign currency forward agreements:

The Company uses foreign currency forward agreements, to hedge the risk associated with the exposure to the exchange rate of financial indebtedness and trade payables denominated in US dollars. As of the closing date of these financial statements, the Company had entered into foreign currency forward agreements with local banks, offsetting at maturity, for a total of US$ 259 million. The maturity of these agreements occur from January to December 2010. The average exchange rate agreed upon for these transactions was AR$ 4.17 per U.S. dollar. As of December 31, 2009 and 2008, the hedge relationships were effective (see note 2.2.j).

In addition, as of the closing date of these financial statements, the Company has foreign currency forward agreements with the Rosario Futures Exchange (“ROFEX”) for a total amount of US$ 35 million, whose maturity occurs from January to October 2010. Regarding the abovementioned agreements, the Company performs daily adjustments to the compensation account, in order to reflect the variations relative to the market, considering the agreed average exchange rate of AR$ 4.02 per U.S. dollar, fulfilling the collateral margins required for its transactions. For that purpose, the Company has made guarantee deposits in order to ensure that the collateral margins required by the ROFEX are met (see note 14.). As of December 31, 2009, the hedge relationships were effective (see note 2.2.j).

3.	DETAIL OF THE MAIN BALANCE SHEET AND STATEMENT OF OPERATIONS ACCOUNTS

3.1	Breakdown of the main accounts

Below is a breakdown of the main accounts (foreign currency balances are presented in note 19.g):

a)	Cash:

	Current
	2009	2008
Cash	2	2
Banks (1)	28	31
Total	30	33

(1)
In 2009 and 2008, it includes 3 million and 2 million, respectively, deposited in a TDA S.A.’s bank account in compliance with the CNC’s requirement regarding the Universal Service Contribution. See note 12.

b)	Trade receivables:

	Current		Noncurrent
	2009	2008	2009	2008
Without maturity	61	36	-	-
Past due (2) (3)	694	540	4	4
Current	354	324	-	1
Subtotal (1)	1,109	900	4	5
Allowance for doubtful accounts (note 19.e)	(229)	(202)	-	-
Total	880	698	4	5

(1)	In 2009 and 2008, it includes 61 million and 54 million, respectively, corresponding to related companies (see note 11.3.).
(2)	In 2009 and 2008, net of 1 million, respectively, fully reserved.
(3)	Based on estimated probable collection terms, 4 million of past due receivables are disclosed as noncurrent as of December 31, 2009 and 2008, respectively.

c)	Other receivables:

	Current		Noncurrent
	2009	2008	2009	2008
Receivables from related companies (1)	8	8	-	-
Guarantee deposits	18	3	5	5
Legal deposits	12	13	-	-
Prepayments to vendors and others	7	18	-	-
Prepaid expenses	-	1	-	-
Minimum presumed income tax (5)	-	-	-	20
Prepaid insurance	3	2	-	-
Rights of use (3)	3	3	9	12
Financial instruments (4)	13	6	2	5
Guaranteed receivables	4	3	3	5
Other (2)	33	22	12	11
Subtotal	101	79	31	58
Allowance for other receivables (note 19.e)	-	-	-	(1)
Total	101	79	31	57

(1)	See note 11.3.
(2)	In 2009 and 2008, net of 9 million, respectively, fully reserved.
(3)	In 2009 and 2008, includes 1 million, as current amount and 3 million and 4 million, respectively, as noncurrent amount, corresponding to related companies (see note 11.3.).
(4)	In 2009, includes foreign currency forward agreements, and in 2009 and 2008, includes foreign currency swap agreements. See note 2.7.
(5)	See note 2.2.k).

d)	Inventories:
	Current
	2009	2008
Telephone equipment and other materials	12	12
Services in process for third parties	10	9
Allowance for impairment in value and slow turnover (note 19.e)	(6)	(4)
Total	16	17

e)	Goodwill:
	Noncurrent
	2009	2008
TDA S.A. goodwill (1)	30	61
TYSSA and Adquira goodwill (1)	1	1
Total	31	62
(1)	See note 2.2.h).

f)	Trade payables:
	Current		Noncurrent
	2009	2008	2009	2008
Vendors, contractors and carriers (1)	1,120	737	2	2
Management fee (2)	-	51	-	-
Brand license (2)	28	24	-	-
Collections on account and behalf of cellular and audiotext companies (1)	85	98	-	-
Services collected in advance (3)	4	4	55	53
Deferred income	18	21	88	76
Total	1,255	935	145	131

(1)	In 2009 and 2008, it includes 95 million and 46 million, respectively, corresponding to related companies (see note 11.3.).
(2)	See notes 11.2. and 11.3.
(3)
Includes deferred revenues related to the sale of indefeasible rights to use network capacity, recognized by the straight-line method during the term of the agreement. In 2009 and 2008, includes 4 million and 3 million, respectively, as current amount, and 48 million and 50 million, respectively, as noncurrent amount, corresponding to related companies (see note 11.3.).

g)	Bank and financial payables:
	Current		Noncurrent
	2009	2008	2009	2008
Negotiable obligations (1)	573	26	439	1,140
Long-term financing	11	10	39	44
Foreign bank loans	43	41	21	59
Total	627	77	499	1,243
(1)	See note 10.2.

h)	Payroll and social security taxes payable:
	Current		Noncurrent
	2009	2008	2009	2008
Vacation and bonus accrual	156	123	-	-
Social security taxes payable	58	44	-	-
Pre-retirement agreements and others (1) (2)	51	68	131	132
Social security plan for executives (2)	3	12	-	-
Other	5	2	-	-
Total	273	249	131	132
(1)
In 2009 and 2008, includes 10 million and 9 million, respectively, related to benefits granted to employees included in such agreements, which are to be allocated by them to social security tax payments for the period between the date of the agreement and the closing date of these financial statements, and are to be paid by the Company until the worker qualifies to obtain legal pension benefits.

(2)	See note 15.

i)	Taxes payable:
	Current		Noncurrent
	2009	2008	2009	2008
Income tax and tax on minimum presumed income (1)	245	59	-	-
Turnover tax accrual	4	15	-	-
Value-added tax	66	60	-	-
Health and safety assessments	40	35	-	-
Deferred tax liabilities, net (1)	-	-	112	235
Other	183	135	16	-
Total	538	304	128	235
(1)	See note 2.2.k).

j)	Other payables:
	Current		Noncurrent
	2009	2008	2009	2008
Payables to related companies (1)	18	13	2	3
Financial instruments (2)	29	1	-	-
Capital stock reduction (1)	3	4	-	-
Other	9	7	11	9
Total	59	25	13	12
(1) See note 11.3.
(2) In 2009 and 2008, it includes foreign currency forward agreements. See note 2.7.

k)	Net liabilities from discontinued operations:

	2009	2008
Deferred income – Sale of Telinver S.A. (1)	7	11
Deferred tax assets (2)	-	-
Total	7	11
(1)	See note 13.
(2)	In 2009 and 2008, includes 15 million and 16 million, respectively, fully reserved. See note 19.e).

l)	Cost of services provided:
	Loss
	2009	2008	2007
Operating expenses (note 19.h)	(2,616)	(2,343)	(2,105)
Cost of good sold (note 19.f)	(26)	(18)	(11)
Total	(2,642)	(2,361)	(2,116)

3.2	Aging of current investments, receivables and payables as of December 31, 2009

	Assets				Liabilities (b)
	Current investments	Trade receivables		Other receivables	Trade payables	Bank and financial payables	Payroll and social security taxes payable	Taxes payable		Other payables
Past Due:
Up to three months	-	438		-	21	-	-	-		-
From three to six months	-	63		-	4	-	-	-		-
From six to nine months	-	36		-	3	-	-	-		-
From nine to twelve months	-	30		-	3	-	-	-		-
From one to two years	-	42		-	4	-	-	-		-
From two to three years	-	26		-	4	-	-	-		-
Over three years	-	63		-	10	-	-	-		-
Without maturity	6	61		42	127	-	-	304		24 (c)
Current:
Up to three months	994	352		21	1,060	36	212	99		22
From three to six months	-	2		7	10	13	21	245		13
From six to nine months	-	-		13	6	21	24	1		2
From nine to twelve months	-	-		18	5	557	16	1		-
From one to two years	-	-		13	18	472	29	3		-
From two to three years	-	-		11	17	11	23	3		-
From three to four years	-	-		3	16	7	19	2		-
From four to five years	-	-		2	13	4	15	2		-
Over five years	-	-		2	79	5	45	6		-
Subtotal:	1,000	1,113		132	1,400	1,126	404	666		61
Allowance for doubtful accounts	-	(229)		-	-	-	-	-		-
Benefits under the Collective Bargaining Agreements	-	-		-	-	-	-	-		11
Total	1,000	884		132	1,400	1,126	404	666		72

Balances
Percentage accruing interest at fixed rate	95%	-		11%	-	98%	-	3%		41%
Percentage accruing interest at variable rate	4%	41	% (a)	4%	-	-	-	-		-
Percentage accruing variable rent	1%	-		-	-	-	-	-		-
Interest
Annual average interest rate in foreign currency	- (d)	-		8%	-	8%	-	-		17%
Annual average interest rate in local currency	9%	13	% (a)	-	-	-	-	9	% (e)	-
(a)	Such percentage is related to the portion of receivables over which surcharges are applicable for being in arrears. The rate indicated is that related to bills with such surcharges.
(b)	Net liabilities from discontinued operations are not included.
(c)	Includes 3 million related to capital stock reduction described in note 5.
(d)	Accruing interest at a rate less than 1%.
(e)	Corresponding to the specific interest rate.

4.           REGISTRABLE ASSETS

On October 27, 1994, “ENTel en liquidación” issued Resolution No. 96/94 whereby it undertakes to perform all the necessary acts to accomplish the transfer of title of registrable assets for such time as was necessary, notifying Telefónica 60 days before the date of expiration of ENTel´s commitment. This resolution recognized that the licensee companies would be entitled to claim the indemnity stipulated in the Transfer Contract for real property whose title had not been conveyed to them by the expiration date. As of the closing date of these financial statements, these assets have a net book value of about 505 million and approximately 440 million of them (both amounts restated as described in note 2.1.) were registered in the Company’s name. In the Company’s Management opinion, the registration of title of a major portion of the most significant assets contributed by ENTel will be successfully completed. Accordingly, in the Company Management's opinion the final outcome of this matter will not have a significant impact on the Company's results of operations and/or its financial position.

5.           CAPITAL STOCK

Over the last fiscal years, the Company's capital stock has been as follows (amounts stated in Argentine pesos):

Classes of shares	Capital stock as of December 31, 2007, 2008 and 2009 (1)
Class A (2)	436,738,868.0
Class B (2)	261,681,161.6
Total	698,420,029.6

(1)	Subscribed, paid in, outstanding and authorized for public offering as of each date. As of the issuance of these financial statements the shares were delisted.
(2)	All shares have equal voting rights.

At December 31, 2009, the Company’s capital stock is comprised of two classes of common stock, with par value 0.10 per share: (1) 4,367,388,680 Class A Shares representing approximately 62.5% of the capital stock and (2) 2,616,811,616 Class B Shares representing approximately 37.5% of the capital stock. The Company issued 174,605,007 ADS, each representative of forty shares.

On June 23, 2009, the Company received a notification from its indirect shareholder Telefónica, S.A. (“TSA”), which states, following the intimation received from a minority shareholder, TSA willingness to acquire the entire capital stock held by minority shareholders in accordance with of Decree No. 677/01, which was notified to the CNV on that same date. On July 7, 2009, both the Company’s Board of Directors and the Company’s Audit Committee issued their respective statements declaring that the price offered by TSA, equivalent to $ 1 per share of $ 0.10 face value is fair. The Company’s Statutory Auditor’s Commission issued a statement on that date declaring that the process was in compliance with applicable rules and regulations. On December 3, 2009, the CNV decided to approve TSA ’s Declaration of Acquisition under the terms and conditions set forth in Section 28, Presidential Decree No. 677/01, related to the Company’s capital stock.

On January 25, 2010, TSA registered as a public deed the Declaration of Acquisition of the total remaining capital stock held by minority shareholders. Consequently, as from the date of the public deed, (i) TSA has acquired the total remaining capital stock of the Company held by minority shareholders and, (ii) the Declaration of Acquisition implies the delisting of the Company’s stock from the public offering and quotation regime.

Appropriation of retained earnings

In accordance with the provisions of the Companies Law No. 19,550, the Company’s by-laws and CNV’s regulations, the Company must appropriate at least 5% of the net income for the year (considering the effect of previous years’ adjustments) to the legal reserve, after absorbing accumulated losses, if any, until such reserve equals 20% of the adjusted capital stock, if any.

Given that the total balance of the legal reserve account was appropriated to accumulated losses account as of December 31, 2005, the Company had to restore such reserve through no less than 5% of the income for the year up to 20% of the Company’s capital stock plus the balance recorded under the comprehensive adjustment to capital stock account.

Telefónica’s General Ordinary and Special Shareholders’ Meeting held on April 24, 2007 resolved, with respect to the accumulated income as of December 31, 2006, to appropriate 11 million to the legal reserve and 211 million to the reserve for future dividends.

The Company’s General Ordinary and Special Shareholders’ Meetings held by Class A and B shareholders on April 21, 2008, resolved, with respect to the 72 million unappropriated retained earnings recorded as of December 31, 2007, to appropriate 4 million to the legal reserve and 68 million to the reserve for future dividends.

The Company’s General Ordinary and Special Class A and B Shareholders’ Meeting held on April 20, 2009, resolved, in relation to the retained earnings amounting to 337 million as of December 31, 2008, to appropriate them to the legal reserve, and to deduct from the reserve for future dividends the amount of 30 million and appropriate them to the legal reserve. With the above-mentioned appropriation, the legal reserve reaches the 20% of the capital stock and comprehensive adjustment to capital stock.

In accordance with Law No. 25,063, any dividends in cash or in kind, distributed in excess of the accumulated taxable income at the moment of its distribution, shall be subject to a 35% income tax withholding as a single and final payment.

Capital Stock Reduction

As of the closing date of these financial statements, only 3 million is pending as payment due to the capital stock reduction performed in 2006 and approved by the Company’s General Special Shareholders’ Meeting held on September 7, 2006 (see notes 3.1.j) and 11.3.).

6.	LIST OF CONDITIONS AND THE TRANSFER CONTRACT. EXCLUSIVITY AND MAINTENANCE OF THE LICENSE

The List of Conditions (the “List”) and the Transfer Contract established certain obligations of which the following are still in effect:

a)	The assets contributed to the Company used in providing telecommunications services may not be sold, assigned, transferred or encumbered in any way.

b)
Certain shareholders of the Company's parent company are required to retain a specified interest in that company’s common capital stock. In addition, Compañía Internacional de Telecomunicaciones S.A. (“COINTEL”), is required to hold Series A shares which represent no less than 51% of Telefónica's total capital stock.

c)	All or a substantial part of the provision of the telephone service is to be maintained, and the Company's main business and principal place of business in Argentina may not be changed.

d)
The Company must meet certain objectives related to the services provided. The most important of these objectives are efficiency and service quality. In addition, suppliers of data and added-value services are to be given equal access to telephone lines.

In case of serious noncompliance with the provisions in a) through d), the Company's license could be revoked once the procedures set forth in the List have been completed. The Company's license, however, would not be revoked, should the Company have obtained prior Regulatory Authority approval for any of the situations described above in a) and b).

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

In connection with the Company’s contractual obligations under the Memorandum of Understanding 2006, the CNC and the Executive Secretary’s Office of the UNIREN have stated that, in compliance with current regulations, they have performed an analysis of the status and degree of compliance by the Company with its obligations under the Transfer Contract and the regulatory framework, and concluded through the signing of the Memorandum of Understanding 2006 the Company has so far acceptably met those obligations, with only minor noncompliance events resulting in penalties. Remaining issues related to the Company’s operations are pending resolution and were expected to be concluded prior to June 30, 2006. Despite the scheduled date, the matters referred are still pending.

On March 23, 2007, the S.C. issued Resolution No. 42 (“the Resolution”) recognizing the impact sustained by the Company as a result of the increases and decreases in employers´ social security contributions therein described. The Resolution established a mechanism of reciprocal compensation for the balances in favor of the Company and the Argentine government and instructed the CNC to proceed with the applicable calculation and settlement. In September 2007, the CNC concluded with the calculation of the corresponding amount and informed to the S.C. that there is a net receivable in favor of the Company amounting to 58.7 million, which, after the requested compensations, amounts to 35.6 million as of the closing date of these financial statements. Additionally, any remaining receivable determined by the CNC in connection with the Resolution is recognized by the Company, when the corresponding mechanisms of reciprocal compensation are verified.

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

The Company’s Management believes that it has met all effective obligations.

7.           COMMITMENTS

7.1	IBM

After the subscription of several agreements in 2006, (“2006 Agreement”), the Company maintained an arrangement with IBM for the outsourcing of services related to Mainframe and Midrange equipment through 2011. The Company had committed to pay IBM a monthly charge throughout the term of the mentioned contract in consideration for the baseline services to be rendered under the contract, and other charges for the use of additional resources. The payment terms included decreasing monthly installments for approximately US$ 50 million throughout the five-year contract term. The Mainframe included the technological renovation of the equipment used to provide the services. This agreement was settled as a consequence of the agreement described in the following paragraph.

In November, 2009, the Company and Ateseco Comunicación S.A. (“ATESECO”), a spanish subsidiary of TSA, entered into a new agreement with IBM (“2009 Agreement”). The main provisions of the 2009 Agreement are:

a)	Purpose: to provide consistent maintenance services and supply the equipment to be installed in 2010.
b)	Effective Term: November 2009 through October 2014.
c)	Payment Terms: decreasing monthly installments during the effective term of the agreement up to a total amount of US$ 24 million and 86 million.

7.2  Other

The Company signed contracts for lease of satellites, real property and operation and maintenance of submarine cables, which include approximately 126 million of minimum future payments as of the closing date of these financial statements.

8.           RATES

8.1   Rate regulations

Presidential Decree No. 764/00, issued to deregulate telecommunications services, sets forth that providers may freely establish the tariffs and/or the prices of the services supplied to objective categories of customers, which must be applied non-discriminatorily. However, if there was no effective competition, as it is the case with the services that generate a substantial part of the Company’s income, historical providers shall respect the maximum tariffs laid down in the General Tariff Structure. Below the values established in such Tariff Structure, these providers may establish their tariffs freely. To determine the existence of effective competition, the historical providers must demonstrate that other providers of the same service have obtained 20% of the total revenue for such service in the local area of the Basic Telephony Service involved. Additionally, in the case of domestic and international long-distance services, effective competition shall be deemed to exist when provider selection dial is available for customers among more than two service providers offering more than one destination.

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

Pursuant to several laws that established annual extensions, the term to carry out the renegotiation has been extended until December 31, 2011. The PEN shall be responsible for submitting the renegotiation proposals to the Argentine Congress, which has to communicate its decision within a period of 60 running days counted from the date of reception of the proposal. In the event such period expires without the Argentine Congress having reached a solution, the proposal is deemed accepted. If the proposal is rejected, the PEN shall resume the process to renegotiate the applicable agreement. Law No. 25,790 establishes that the decisions adopted by the PEN in this renegotiation process shall not be limited to, or subject to, the stipulations contained in the abovementioned regulatory frameworks currently governing the concession or license agreements for the respective public utilities. Renegotiation agreements may cover partial aspects of concession or license agreements, formulas to adjust such agreements or temporarily amend them and include the possibility of agreeing upon periodical reviews, as well as the establishment of conditions that must be met by the quality parameters applied to services. If there were temporary amendments, they should be taken into consideration in the terms of the final agreements reached with concessionaires or licensees. The legal provisions do not authorize public utilities contractors or concessionaires to suspend or alter compliance with their duties.

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

In the Memorandum of Understanding 2006 mentioned in note 2.3.a), the parties agreed to comply with and maintain the legal conditions provided in the Transfer Contract and regulations effective to date. Thirty days after the public hearing to discuss the Memorandum of Understanding 2006, which took place on April 28, 2006, both the Company and its shareholders should suspend for 210 working days all the claims, remedies, and lawsuits filed or in progress before administrative and arbitral tribunals or any court of law, in Argentina or abroad, based on or related to the events occurred or measures taken as a result of the emergency situation under Law No. 25,561 regarding the Company’s license and Transfer Contract. In this sense, the Company and its shareholders filed in the time limits established, the suspension requested mentioned in the Memorandum of Understanding 2006 and then subsequent extensions which latest maturity date was on April 6, 2009. As of the expiration date, the Company, its shareholders and the Argentine government expressed their intention to negotiate the terms of the next steps to be followed. In that sense, TSA and the Argentine Government requested, in mutual agreement, the Court of the International Centre for Settlement of Investment Disputes ("CIADI") to terminate the arbitration proceedings initiated by TSA, having the Court ruling so on September 24, 2009. The termination of the arbitration proceedings does not imply that either TSA or the Argentine Government waive any of their rights.

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

In the opinion of the Company’s Management and its legal advisors, under the general principles of administrative law applicable to the List of Conditions and the Transfer Contract, the future rates should be set at levels sufficient to cover the cost of the service in order to preserve regular, uninterrupted and efficient provision of the public telephony utility service. It is possible that, over time, such rates scheme may not maintain the rate values in U.S. dollars or in constant pesos in relation to any future increase in the general price level. If a future regulatory framework did not provide for the rates to change at a pace allowing balancing of the economic and financial equation that both the List of Conditions and the Transfer Contract intended to preserve, such rate schedule could have an adverse impact on the Company’s financial position and future results. As of the date of issuance of these financial statements, the Company’s Management could not predict the possible outcome of the renegotiation pursuant to Public Emergency Law or the rates system that will apply in future or when it will be implemented.

8.2   Price cap

Under the tariff regulation mechanism in effect known as Price Cap, to which the Company is subject, tariff discounts have been applied based on a formula made up by the U.S. Consumer Price Index and an efficiency factor. On October 4, 2001, Court Room IV of the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires, in relation to the complaint filed by Consumidores Libres Cooperativa Limitada de Provisión de Servicios Comunitarios ("Consumidores Libres") mentioned in note 9.e), awarded a precautionary measure ordering the federal government, the Company and Telecom S.A. "to refrain from applying the corrections set forth in Section 2 of the agreements approved by Presidential Decree No. 2,585/91 until final judgment is rendered in the case…", which meant that the rates could not be adjusted by the U.S. Consumer Price Index (see note 9.e).

The Company, Telecom S.A. and the S.C. entered into agreements for the application of the Price Cap for the 2000-2001, 2001-2002 and 2002-2003 periods. The price cap for the 2000-2001 period was established at 6.75%, of which 6% was allocated to rate reductions attributable to discount plans that were in effect in 2000 and the non-application of the semiannual adjustments to the pulse value of that year, among other items. The remaining 0.75% was to be applied as defined by the licensees. The price cap for the 2001-2002 period was established at 5.6%, and would be allocated to the non-application of the semiannual adjustments to the pulse value of 2001, plus the balance of the non-computation of the pulse value not applied in the price cap for the previous year. To date, the remaining amount has not been allocated to the services contemplated in the agreement. In connection with the price cap for the 2002-2003 period, it was established in an efficiency factor which could not exceed 5%, but its value was not fixed. The abovementioned agreements require the approval of the Ministries of Economy and Production and Federal Planning, Public Investment and Services, which are still pending as of the date of issuance of these financial statements. Moreover, neither the effect of the reduction in rates previously implemented as compared to the rate reduction adjustments established by the S.C. nor the rate differences pending application under the referred agreements, have been established.

In September 2007, the CNC, through its Resolution No. 433/07, notified the Company about the conclusion of its audit on the rate reduction issued by Resolution No. 2925/99 “Price Cap 99”. In the above-mentioned resolution, the CNC stated that the Company holds an amount of 4.9 million to be offset, which has to be applied as a higher rate reduction to that established for the Price Cap 2000. The Company and its legal advisors consider that the abovementioned balance will be fully offset with the amount to be determined for the Price Cap 2000, without having effect on the financial position and results of operations of the Company as of the closing date of these financial statements.

In the opinion of the Company’s Management and its legal counsel, the resolution of these issues related to the price cap might exclusively affect the maximum tariffs for future services that the Company is authorized to collect its customers for services, areas or customers in which effective competition has not been declared. As of the closing date of these financial statements, these maximum tariffs are the result of the application to the tariffs in force as of November 7, 2000, of the discounts resulting from the implementation of the price cap for period 2000 - 2001 and to the advanced decreases corresponding to the period 2001- 2002, as established in the abovementioned agreements.

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

8.3   Tariff restructuring

The tariff restructuring granted by Presidential Decree No. 92/97, effective on February 1, 1997, established an increase in the price of the monthly basic charge and in domestic service rates, and a decrease in the rates for domestic long distance and international services and for Telefónica’s local and domestic long-distance public phone service for longer distances. The net impact of the rate restructuring was to be neutral on revenues during two years after its effectiveness. On December 1, 1999, the S.C. issued Resolution No. 4,269/99, which established the S.C.’s final determination of the impact of the tariff restructuring as an excess in revenues of 18 million, in currency units of that date (which had previously been provisionally determined by the S.C. in 14 million). In accordance with Resolution No. 18,968/99, the S.C.’s Resolution No. 4,269/99 also states that the S.C. will determine the form and time of implementation of the future rate reduction to compensate for such excess revenues. Telefónica filed an appeal for review of this resolution, on the grounds that the calculation method used by the S.C. to determine the impact of the tariff restructuring established by Presidential Decree No. 92/97 has defects and should be challenge. On December 3, 2007, Telefónica withdrew all unresolved appeals that were pending in respect of this matter, without acknowledging facts or rights, and requested the final settlement of the amount determined by Resolution No. 4,269/99 in the framework of the mechanism established by Resolution No. 42/2007 (see note 9.c)). On December 6, 2007, the S.C. accepted the appeals resignations and sent the file to the CNC in order to include the abovementioned amounts into the compensation established by Resolution No. 42/07 of the S.C.

9.           LAWSUITS AND CLAIMS

Contingencies

The Company is facing various proceedings and claims in the areas of labor, tax, regulatory compliance and other matters, all of which arise in the ordinary course of business. Every situation of this type implies certain degree of uncertainty, and the outcome of individual matters is not predictable with certainty. If information available prior to the issuance of the financial statements, considering the opinion of the Company’s legal counsel, indicates that it is probable that a liability had been incurred as of the date of these financial statements, and the amount of the loss, or the range of probable loss, including the corresponding litigation fees, can be reasonably estimated, then such loss is accrued in the reserve for contingencies and charged to expenses.

In July 2007, the Company received an information request related to a judicial process in which it is not a party, and among other required books and documentation, had to submit the Company's Inventory and Financial Statements Book.

As of the closing date of these financial statements, the Company’s total amount recorded as reserves for contingencies is 402 million.

The breakdown of the reserve for contingencies is as follows:

Labor contingencies:

The reserve for contingencies related to labor issues amounts to 158 million and 182 million as of December 31, 2009 and 2008, respectively. The closing balance of the reserve as of December 31, 2009, is mainly comprised of:

i)      aggregate assessment of probable losses of 5 million resulting from claims brought by employees, related to salary differences, taking into account certain judgments at beginning of 2005 of Courts of Appeals that were adverse to the Company.

ii)     claims for alleged rights provided in the labor law and related costs which amount to 43 million. The Company intends to defend its rights in whichever instances are necessary.

iii)     other matters assessed as probable to incur losses, relate to:

•	Joint and several liability with third parties
•	Labor accidents
•	Illnesses
•	Other severance payments
•	Claims from ENTel's former employees

Tax contingencies:

The reserve for contingencies related to tax matters assessed as probable amounted to 127 million and 92 million as of December 31, 2009 and 2008, respectively.

These tax issues are mainly related to:

•	Municipal taxes
•	National and Provincial taxes
•	Fines applied by regulatory authorities

Civil, commercial and other contingencies

The reserve for contingencies related to civil, commercial, administrative, regulatory compliance and other matters that are expected to have a negative outcome for the Company as of December 31, 2009 and 2008, amounts to 117 million, as of each date. These other matters relate to:

•	Damages
•	Regulatory compliance claims
•	Claims for account reporting

a)	Labor lawsuits attributable to ENTel and account reporting

The Transfer Contract provides that ENTel and not the Company is liable for all the amounts owed in connection with claims based upon ENTel's contractual and statutory obligations to former ENTel employees, whether or not such claims were made prior to the Transfer Date if the events giving rise to such claims occurred prior to the Transfer Date. However, using a theory of successor enterprise liability that they assert is based upon generally applicable Argentine labor law, certain former employees of ENTel have brought claims against the Company, arguing that neither the Transfer Contract nor any act of the PEN can be raised as a defense to the Company's joint and several liability under allegedly applicable labor laws.

In an attempt to clarify the issue of successor liability for labor claims, Presidential Decree No. 1,803/92 was issued. It states that various articles of the Work Contract Law of Argentina (the “Articles”), which are the basis for the foregoing claims of joint and several liability, would not be applicable to privatizations completed or to be completed under the State Reform Law. Although the issuance of Presidential Decree No. 1,803/92 should have been seen as favorable to the Company, it did not bring about a final solution to the above claims. In effect, in deciding a case brought before it, the CSJN upheld the provisions of the law and declared the Decree inapplicable.

At December 31, 2009, the claims filed against the Company including accrued interest and expenses totaled approximately 20 million (in original currency). However, depending on the possible outcome of such legal actions ENTel has agreed in the Transfer Contract to indemnify the Company in respect of such claims and the Argentine government has agreed to be jointly and severally liable with ENTel in respect of such indemnity obligations and has therefore authorized the Company to debit an account of the government at Banco Nación Argentina for any amount payable by the Company. Under the Debt Consolidation Law, ENTel and the Argentine government may discharge their above described indemnity obligations by the issuance to the Company of 16-year bonds. As of the closing date of these financial statements, the Company has paid approximately 16 million (in original currency) in cash for the concluded claims. The Company filed a claim for indemnification and reimbursement in connection with this matter. In addition, an amount of 10 million paid by the Company in this regard was included and verified in an account reporting lawsuit between the Company and ENTel. In connection with the above-mentioned lawsuit, on May 13, 2009, the Company was notified of a final judgment whereby the complaint filed by ENTel had been sustained, including expenses, and consequently, the Company was ordered to duly perform the account reporting. The Company appealed such judgment, while the Argentine Government filed a petition for clarification, with an appeal in the alternative, against that judgment. On August 5, 2009, the petition for clarification filed by the plaintiff was dismissed, and the claims filed by the Company and the Argentine Government were allowed, pending as of the date of issuance of these financial statements the submission to the Court of Appeals. In the opinion of the Company’s Management and its legal advisors, Telefonica has strong arguments for the court to admit the deductions proposed by the Company related to the amounts paid for labor lawsuits against the Company and ENTel, by application of the joint and several liability principle, though borne by ENTel.

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

b)	Profit-sharing bonds

The Company along with the Argentine government, has been notified of approximately 882 lawsuits, which include 8,936 plaintiffs in the aggregate, claiming an amount of money to redress the damages suffered by the plaintiffs due to not having received the profit-sharing bonds (“BPG”) at the time ENTel was privatized, basing their claim on State Reform Law No. 23,696 enacted in August 1989.

Despite the Company’s rejection and several judgments from original and appellate jurisdictions in its favor, on August 12, 2008 in “GENTINI, Jorge vs. Argentine Government”, the CSJN, by a majority vote, provided that Presidential Decree No. 395/92, which recognized that the Company was under no obligation to issue the profit-sharing bonds as established by Law No. 23,696, was unconstitutional, and declared the legitimacy of the claim for damages filed by the 20 plaintiffs in this lawsuit.

The CSJN judgment provided that the judges from original jurisdiction, in this case, the National Appellate Court with Labor Jurisdiction, must decide the nature and the extent of the responsibility attributable to each one of the defendants, i.e., the Argentine government and the Company. On April 27, 2009, the Company was notified of the Appellate Court on Labor Jurisdiction ruling, whereby the Company has been ordered, jointly and severally with the Argentine government, to pay to the plaintiffs the amounts resulting from the calculations to be performed by an accounting expert (plus interest and legal costs) computing 0.5% of the Company’s income as of each fiscal year. Such amount must be distributed considering each ownership interest in conformity with the guidelines laid down in the respective Employee Stock Ownership Program. In the opinion of the Company’s legal advisors, it is the Argentine government who should be attributed such responsibility.

The development of the claims filed, raises the uncertainties inherent to any legal proceeding. In particular, there are specific issues, additionally to those mentioned in the preceding paragraph, which must be finally resolved in these proceedings related to the premises that should be taken into consideration to quantify any potential amount to be paid, for instance: (i) the profit-sharing percentage: although in this case the claim of the majority of the plaintiffs is about 2% of net income, according to the background information related to other privatized companies and the recently ruling of the Gentini case, this percentage ranges from 0.25% to 0.50%, (ii) if the earnings to be considered are net or before tax, (iii) the periods in force for the right to access to the BPG, (iv) the parties who are entitled to file the claim and (v) the effects on the BPG of the repurchase of the Company’s Class C shares in 1998. Considering the information available as of the date of issuance of these financial statements and the different scenarios arising from the set of premises abovementioned, the maximum amount of risk for this contingency might represent approximately 0.84% of the Company’s total assets as of the closing date of these financial statements, a scenario that the Company’s Management and its legal advisors consider is not probable. The Company has registered a reserve for contingencies based on its estimation of the probable amount, equivalent to 17% of the maximum amount.

Nevertheless, the Company considers that it has no responsibility for not issuing the BPG, which is the reason why the Company will bring a legal action against the Argentine government in order to obtain the reimbursement of any amount that the Company might be required to pay for these claims.

Based on the information and the elements available as of the date of issuance of these financial statements and, considering the risk inherent in any legal proceeding, according to the opinion of the Company and its legal advisors, the probability that the outcome of these proceedings will have a significant negative effect on the results of the Company’s operations or its financial position is remote.

c)	Resolution S.C. N° 42/07

On March 23, 2007, the Company was notified of S.C.’s Resolution No. 42/07. This resolution establishes a mechanism of reciprocal compensation for the balances in favor of the Company and the Argentine Government accrued as a result of certain decreases and increases in the employers’ social security contributions paid by the Company. For calculation purposes, the Resolution includes a liability arising from a communication sent by the CNC requesting to deposit the amount equivalent to the savings obtained, plus interest, by the Company and Telefónica Larga Distancia de Argentina S.A., a company currently merged with and into Telefónica, as reductions in social security contributions approved by Presidential Decree No. 1,520/98 and supplementary regulations. The S.C. had instructed the CNC to settle the amounts involved. In September 2007, the Company was notified of the determination issued by the CNC, which resulted in a net receivable in favor of the Company of 58.7 million, after offsetting the amount proceeding from the savings obtained from the reduced contributions plus its interest. According to Resolution No. 42 of the S.C., if a receivable balance remained in favor of the Company after the debt compensation, such balance could be compensated with certain liabilities related to the services object of the Company’s licenses.

On December 3, 2007, the Company requested the final settlement of the amount determined by Resolution No. 4,269/99 under the framework of the mechanism set forth by Resolution No. 42/07, which established the S.C.’s final determination of the impact of the tariff restructuring as an excess in revenues of 18 million, in currency units. On December 6, 2007, the S.C. accepted the appeals resignations and sent the files to the CNC in order to include the abovementioned amounts into the compensation established by Resolution No. 42/07 of the S.C.

Additionally, the Company requested the S.C. to offset the fines imposed by the CNC with the remaining receivable established by the abovementioned Resolution, requesting that the S.C. compensate such fines for an amount of 5 million. According to the compensation mechanism established by Resolution No. 42, the Company has recognized the compensation for an amount of 30.6 million, which represents the present value of the probable offsetting amount related to such fines.

As of the date of issuance of these financial statements, the Company has not been notified of any additional resolution from the S.C. in relation to the issues described in this note. The Company has disclosed the related liabilities (which represents the present value of the probable amount related to the abovementioned fines) net of the offsettable receivable. The Company will recognize any remaining receivable in connection with the Resolution, as the related mechanisms of reciprocal compensation are verified.

d)	Fiber optic-cables

In December 2000, the Company was served with an ex officio assessment imposed by Federal Tax Authorities in relation to income tax for the fiscal years 1994 through 1999. Such adjustment was due to differences in the criterion used to calculate the depreciation of fiber optic cables. Whereas the Company applies a useful life of 15 years, the Federal Tax Authorities proceeded to the assessment based on a useful life of 20 years. Having analyzed the issue, the Company and its legal counsel appealed the assessment imposed by the Federal Tax Authorities with the Federal Administrative Tax Court based on the Company's opinion that there are strong arguments against the Tax Authorities' assessment.

However, in November 2004 the Federal Administrative Tax Court entered a judgment against the Company forcing it to amend the tax returns referred to above. Additionally, the judgment repealed the penalties imposed by Tax Authorities on the grounds that there were admissible elements in support of the figure of excusable error. Given that judgment, the Company has been compelled to pay an amount of 6 million plus 17 million as compensatory interest in December 2004 which have been charged as of that date to the statement of operations as definitive payment. In the Company’s opinion this matter will not have any additional effects beyond these payments.

Notwithstanding the above paragraph, and although the final resolution is subject to the contingencies inherent in any pending court judgment, the Company and its legal counsel believe that there are legal grounds for a successful appeal of the judgment entered against the Company and they have presented an appeal to have this judgment reviewed by the Federal  Administrative Contentious Court of Appeals. On December 22, 2009, the Company was notified of the judgment entered by Court Room IV, Federal Administrative Contentious Court of Appeals, revoking the judgment entered by Federal Administrative Tax Court, ratifying the application of the depreciation method for these assets adopted by the Company, and requiring the AFIP to bear the legal costs of all stages of the proceedings. In February 2010, the Argentine Tax Authorities appealed the resolution of the judge and as of the date of these financial statements this judgment is not final.

e)	Others

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

After analyzing the claim, the Company’s legal counsel answered it, petitioning that it should be dismissed on the grounds that it fails to state a claim with a basis in law. The court of original jurisdiction ruled in the Company’s favor, but this resolution was revoked by the Court of

Appeals which resolved that the claim should not be dismissed but substantiated at the court of original jurisdiction. None of these courts have yet ruled on the substance of the claim. Through its legal counsel, the Company filed an appeal with the CSJN against the Court of Appeal’s resolution, which was denied. The Company subsequently filed an appeal of such denial with the CSJN and has also been rejected.

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

The Company appealed such decision before the CSJN rejecting the arguments stated therein, which has been adversely determined as of the date of issuance of these financial statements.

In addition, when filing the complaint, the plaintiff requested “no further application” of the disputed adjustment indexes; meaning that, contrary to its current intentions, the plaintiff only requested the suspension of a possible and future “automatic increase.” On March 29, 2007, the Company was notified of a resolution issued by the judge of original jurisdiction, rejecting the plaintiff’s petition for being apparently unacceptable, and ordering the plaintiff to pay legal costs. The abovementioned decision was confirmed by the Court of Appeals by resolution notified to the Company dated July 1, 2009.

On June 22, 2007, the court of original jurisdiction sustained the termination of the proceedings, which was appealed by the plaintiff. On August 12, 2009, the Company was notified of the rule of Court Room IV of the Appellate Court on Administrative Contentious Matters, repealing the resolution of the judge of original jurisdiction.

In the opinion of the Company’s Management and its legal counsel, it is unlikely and remote that the resolution of this issue could have a negative effect on the results of the Company’s operations or its financial position.

10.        FINANCING

10.1	WORKING CAPITAL AND OTHER BANK AND FINANCIAL LONG-TERM PAYABLES

As of December 31, 2009, the Company's current assets are lower than its current liabilities by 738 million. The Company’s general financing policy is to cover future fund needs to continue its investment plan and repay short and long-term debt mainly with funds generated by the operations plus bank loans and/or access to capital markets and ultimately applying for financing from the Company's indirect parent company.

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

At December 31, 2009, the Company held long-term debts from major financial institutions in an amount equivalent to 60 million with maturity between February 2011 and May 2017 accruing a nominal annual interest rate ranging from 1.75% to 2.30%. These funds have been borrowed under terms and conditions customary in this kind of transaction, which generally refer to the commitment not to encumber or grant security interests on its assets or on present or future revenues, other than certain permitted encumbrances or unless certain predetermined conditions are met.

10.2.     NEGOTIABLE OBLIGATIONS

As of the closing date of these financial statements, there were two negotiable obligations series outstanding:

Issuance Month/Year	Face Value as of December 31, 2009 (in millions) (b)	Term (in years)	Maturity Month/Year	Rate per annum (%)	Use of proceeds
08/03	US$144.9	7	11/2010	9.125	a)
08/03	US$116.2	8	08/2011	8.85	a)

a)	Refinancing of liabilities.
b)	Net of the face value of negotiable obligations repurchased in 2009, which to date, have not been cancelled.

On September 24, 2009, the Company issued two purchase offers in cash for its outstanding negotiable obligations, one in pesos and the other one in U.S. dollars, for a total maximum purchasing price of US$ 75 million and of pesos 200 million. On September 25, 2009, the Company notified the CNV the abovementioned purchase offers. The maturity of the offers was on October 22, 2009, having the Company disbursed a total amount of US$ 67.9 million and pesos 18.7 million in order to repurchase the negotiable obligations, corresponding to:

- Convertible negotiable obligations at 8.850% maturing in August 2011 for a face value of US$ 28,576 (corresponding to 100% of the series’ outstanding amount).

 - Negotiable obligations at 9.125% maturing November 2010 for a face value of US$ 48.2 million.

 - Negotiable obligations at 8.850% maturing August 2011 for a face value of U$S 17.9 million.

Out of the disbursed amount, US$ 4.2 million correspond to the premium paid by the Company, which was registered under the caption “Interest and financial charges” in the statement of operations at the end of the fiscal year.

Furthermore, on October 29, and 30, 2009, the Company repurchased US$ 2.4 million and US$ 0.5 million of its negotiable obligations maturing in 2010 and 2011, respectively.

As of the date of issuance of these financial statements, the Company has not cancelled the repurchased negotiable obligations corresponding to series 2010 and 2011, and has cancelled all of the convertible negotiable obligations for an amount of US$ 28,576. However, the Company has no intention to resell the negotiable obligations that have not been cancelled.

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

11.       PARENT COMPANY AND RELATED COMPANIES

11.1.     COINTEL

COINTEL is the controlling shareholder of the Company. On July 10, 2007 and November 12, 2007, COINTEL transferred class A and Class B shares representing 11% and 1.14%, respectively, of the Company’s capital stock and votes to TMA S.A. As of December 31, 2009, COINTEL held 52.7% of the Company’s capital stock (Class A shares 51.5% and Class B shares 1.2%) and has the votes required to prevail in shareholders’ meetings.

As on December 15, 2000, TSA acquired the majority interest of the capital stock of COINTEL, and after the formalization of the Declaration of Acquisition described in note 5., TSA is the indirect controlling company of 100% of the voting rights related to all of the Company’s outstanding shares.

On January 8, 2010, COINTEL transferred to Telefónica International S.A. (“TISA”) 2,999,657 of the Company’s Class A shares, with par value of $0.1 per share, and entitled to one vote per share, representing approximately 0.04% of the Company’s capital stock and votes, and 2,035,564 American Depositary Receipts (“ADRs”), each representing 40 Class B shares, with par value of $0.10 per share and entitled to one vote per share, representing approximately 1.17% of the Company’s capital stock and votes. As of the date of issuance of these financial statements, Cointel holds 51.49% of the Company’s capital stock.

In 1997, some of the common shareholders of COINTEL, who, as of the date of the signed agreement, owned an 83.36% equity interest in COINTEL executed an agreement to regulate certain corporate decisions such as the dividend policy or preferential rights held by some of them (members of the consortium, as defined in the Transfer Contract, and its affiliates) to provide goods and services under terms equal or more favorable than those offered by third parties. The Company made certain transactions with COINTEL’s shareholders and companies related thereto, that included the services rendered by TSA (the “Operator”) and those rendered by third parties related to the shareholders of COINTEL (see note 11.3.).

11.2.           MANAGEMENT AGREEMENT AND BRAND LICENSE

Management agreement

The List of Conditions for the privatization of ENTel provided that one of the members of the consortium taking part in the privatization had to be an experienced telecommunications operator, which was required to enter into a management agreement with the surviving companies of ENTel establishing a fee for the services provided by the operator.

As a result of the requirements of the List of Conditions, the Company entered into a management agreement with TSA, whereby the latter was the "Operator" (“the Management Agreement”). Under the Management Agreement, TSA was responsible for managing the Company’s business and for providing services, expertise and know-how with respect to the Company's entire range of activities. Also, the Management Agreement provided TSA with management powers relating to the Company's day-to-day operations. TSA's responsibilities included: (i) developing general policies; (ii) designing personnel and compensation structures; (iii) supplying necessary personnel; (iv) selecting appropriate expertise and technology; and (v) developing detailed action plans and budgets for the Company.

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

On July 30, 2003, the Company and TSA had entered into a Supplement to the Management Agreement stipulating that the management fee amounted to 4% of the gross margin. The expiration of the Management Agreement took place on April 30, 2008.

Based on the above and taking into account that at the date of signing the Management Agreement TSA held a 6% indirect equity interest in the Company, management believes that the fee agreed between the Company and TSA was not less favorable than those that would have been obtained from unaffiliated third parties.

Brand License

On July 24, 2008, the Company’s Board of Directors approved a brand license agreement, whereby TSA grants the Company with a license to use various of its brands in Argentina (including the Telefónica brand). This agreement is effective from May 1, 2008, through December 31, 2011, and may be renewed by any of the parties for three-year periods. In consideration thereof, in the event that the prior-fiscal-year operating cash flow was positive, the Company will pay a fee calculated as 0.75% of the Company’s revenues for fiscal 2008, 1% of the Company’s revenues for fiscal 2009, 1.3% of the Company’s revenues for fiscal 2010 and 1.6% of the Company’s revenues for fiscal 2011, excluding from the Company’s revenues those deriving from transactions with companies of the Telefónica Group, the sale of fixed assets, financial investments and earnings from claims and litigation. In the event that the preceding fiscal year showed a negative operating cash flow, the Company shall pay an annual fee calculated based on the disbursements made by TSA regarding the industrial property portfolio licensed to the Company during the applicable license year.

The Board of Directors’ approval of this agreement was given only after the Company’s Audit Committee, had previously considered that the agreement was reasonably framed within regular market conditions, in compliance with the requirements of Decree No. 677/01.

11.3.           OUTSTANDING BALANCES AND TRANSACTIONS WITH PARENT COMPANY, AND RELATED COMPANIES

On July 24, 2008, the Company’s Board of Directors approved the execution of an agreement with Telfisa Global BV (“Telfisa”), a financial company owned by TSA, to place a maximum amount up to US$ 90 million. Such funds accrue interest at an annual rate determined as the one-month LIBOR rate plus four basis points.

During the years 2007 to 2009, TMA S.A. acquired ADRs each one representative of 40 Class B shares of the Company and Class B shares belonging mainly to companies in Telefónica Group. After these purchases, which transfers were completed on May 29, 2009, TMA holds 29.56% of the Company’s capital stock.

During the fiscal years ended December 31, 2009, 2008 and 2007, the following transactions were made with the indirect controlling shareholder of the Company and related companies.

	2009	2008	2007 (2)
	Income / (Expense)
Management Fee
Telefónica S.A. - Sucursal Argentina	-	(22)	(61)

Brand license
TSA	(51)	(22)	-

Net income (expense) from goods and services
TMA S.A.	386	340	295
TDA S.A. (1)	-	(5)	20
Atento Argentina S.A. (“Atento”)	(8)	(9)	(19)
Telefónica Ingeniería de Seguridad S.A. (“TIS S.A.”)	(9)	(7)	(6)
Telefónica International Wholesale Services Argentina S.A. (“TIWS Argentina”)	(93)	6	8
Telefónica International Wholesale Services S.L. (“TIWS España”)	(16)	(1)	-
Telcel Venezuela (“Telcel”)	10	9	5
C.P.T. Telefónica del Perú (“CPT”)	(6)	(2)	(1)
Televisión Federal S.A. – TELEFE	(5)	(8)	(3)
Telecomunicaciones de San Pablo S.A. (“Telesp”)	(10)	(9)	(4)
Telefónica Gestión de Servicios Compartidos S.A. (“T-Gestiona”)	2	3	(3)
Terra Networks Argentina S.A. (“Terra”)	(15)	(13)	(7)
Telefónica Móviles Uruguay S.A.	7	5	3
TISA	(5)	(1)	-
TSA	(9)	(10)	(2)
CTC Mundo S.A. (“CTC”)	11	3	(7)
Centros de Contacto Salta S.A.	(38)	(21)	-
Telefonica Data USA Inc.	3	-	-
Colombia Telecomunicaciones S.A.	-	(1)	(1)
Tevefe Comercialización S.A.	(1)	-	(1)
Córdoba Gestiones y Contactos S.A.	2	-	-
Telefonica S.A. – Sucursal Argentina	-	(1)	(3)
Telefonica Internacional Wholesale Services América S.A. (“TIWS América”)	2	1	2
Mar del Plata Gestión y Contactos S.A.	1	1	-
Telefónica Investigación y Desarrollo S.A. (“TID S.A.”)	-	-	(1)
Microcentro de Contactos S.A.	(6)	-	-
	203	280	275
Net income on financial charges
Telfisa	1	3	-
TMA S.A.	-	5	3
	1	8	3
Purchases of good and servicies
TIS S.A.	5	1	3
TDA S.A. (1)	-	1	2
	5	2	5
Purchases of other assets
TDA S.A. (1)	-	11	-
	-	11	-

(1)	Includes transactions prior to the date of acquisition. See notes 17. and 2.5.
(2)	See note 2.5.

The Company payables to/receivables from TSA and other COINTEL’s shareholders and related companies, as of December 31, 2009 and 2008 are:

	2009	2008
ASSETS
Current investments
Telfisa	38	190
Total Current investments	38	190

Trade receivables
CTC	1	-
Telcel	15	9
T-Gestiona	4	8
TIWS América	3	4
Televisión Federal S.A. – TELEFE	4	2
Telefónica Móviles Uruguay S.A.	6	5
Telefónica Larga Distancia de Puerto Rico, Inc.	-	1
Córdoba Gestiones y Contactos S.A.	2	4
CPT	6	1
Atento	11	17
Microcentro de Contactos S.A	-	1
Mar del Plata Gestiones y Contactos S.A.	-	2
Telefonica Data USA, Inc.	7	-
TSA	2	-
Total Trade receivables	61	54

Other receivables
Telefónica Media Argentina S.A.	2	2
TIWS América	3	3
Telefónica International Wholesale Services Brasil	1	1
Telefónica International Wholesale Services Perú S.A.C.	-	1
TISA	-	3
Telefónica S.A. – Sucursal Argentina	-	3
TMA S.A.	5	-
Atento	1	-
Total Other receivables	12	13
TOTAL ASSETS	111	257

	2009	2008
LIABILITIES
Trade payables
Telefónica S.A. – Sucursal Argentina (1)	-	51
CTC	2	2
TIWS Argentina	56	54
TIWS América	1	2
TIWS España	12	2
Telefónica Móviles Uruguay S.A.	3	-
Telefónica Servicios Audiovisuales	1	1
TIS S.A.	4	3
TID S.A.	1	2
Telesp	4	5
TMA S.A.	38	14
Terra	8	3
Telefónica Data USA, Inc.	-	2
Telefónica Datacorp S.A.	2	2
TSA (2)	31	27
Centros de Contacto Salta S.A.	7	4
Colombia Telecomunicaciones S.A.	1	-
TISA	4	-
Total Trade payables	175	174
Other payables
TSA	20	16
Telefónica International Holding B.V. (3)	3	4
Total Other payables	23	20
TOTAL LIABILITIES	198	194

(1)	Related to liabilities from management fee. See note 11.2.
(2)	In 2009 and 2008, includes 28 million and 24 million, respectively, related to brand license. See note 11.2.
(3)	See note 5.

12.	RULES GOVERNING THE PROVISION OF BASIC TELEPHONE AND OTHER SERVICES

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

In addition, these resolutions set forth that each provider shall inform to the CNC, on a monthly basis, of the amounts deposited in its account at Banco de la Nación Argentina, and must submit an affidavit, identifying the amounts payable as investment contributions and, if applicable, any amounts spent by the provider in the implementation of programs which are to be deducted from the contribution to be paid. Resolution No. 2,713/2007 of the CNC put into effect the affidavit model, established procedures regarding the determination of the calculation basis applicable to the investment contribution and instructed that any amounts to be offset in connection with performance of the Universal Service Program “will be subject to the final determination of the activities undertaken by the Commission created by Section 10 of Resolution No. 80 and to any determination subsequently issued in the framework of Resolution No. 80 and concurrent Resolution No. 82”. As regards the amounts to be paid, the S.C. issued Resolution No. 82, whereby an “ad hoc” commission was to be created, for the purpose of identifying the providers required to pay investment contributions to the Universal Service Trust Fund, analyzing the existing programs and evaluating their impact in determining the applicable compensations regarding the initial programs currently underway, determining the amounts corresponding to the services provided in connection with the Universal Service Program". As of the date of issuance of these financial statements, the “ad hoc” Commission has not defined the mechanism and criteria to determine the amounts to be eventually compensated and the procedures by which the companies may recover any cost incurred in the execution of the initial programs.

As of the date of issuance of these financial statements, the Company has filed the monthly affidavits to the CNC for the periods corresponding to July 2007 through January 2010. Regarding to such monthly affidavits, the Company estimated the amounts corresponding to the initial programs abovementioned, resulting in a receivable balance determined for Telefonica to collect from the Trust Fund for a total amount of 1,293 million for the mentioned period. This amount reflects the estimated excess amounts incurred by Telefonica in the supply of services under the Universal Service program during the period July 2007 through January 2010, and for some of them, the applicable authority has not yet established the mechanism of valuation or approval.

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

On December 9, 2008, Resolution No. 405/08 of the S.C. was issued, which provides that until the Universal Service Trust Fund is implemented, the providers of telecommunication services shall deposit in the accounts opened in compliance with Section 1 of Resolution No. 80/07 of the S.C. the contribution equivalent to 1% of total revenues from telecommunication services, net of any applicable tax and automatic deductions, without discounting the amounts that could eventually be applicable as a result of the execution of the Universal Service programs that the applicable authority could determine in compliance with Section 2 of Decree No. 558/08 and Section 6 of the latest Universal Service Regulations approved by such Decree. The amounts shall be deposited at the due date related to the subsequent month to that in which the Resolution was enacted. The amounts to be deposited related to the deductions resulting from execution of the Universal Service programs as from the implementation of Decree No. 558/08 until the Resolution was enacted, will not accrue interest. Finally, the amounts that providers of telecommunication services might be entitled to receive as result of the execution of Universal Service programs, regardless of their nature, accrued as from the implementation date of Decree No. 558/08, will be paid with the amounts to be deposited in the Universal Service Trust Fund. The Company, as it was merged with TDA S.A. (see note 17.), has complied to file monthly affidavits to the CNC on behalf of TDA S.A. until April 2009, inclusively, and has deposited the resulting monthly amount, until that date, in a Banco de la Nación Argentina account, as described above. As of the closing date of these financial statements, the balance of the mentioned account amounts to 3 million.

As of the closing date of these financial statements, except for the above-mentioned, the Company does not carry any balances in the accounts opened in the terms of Section 1 of Resolution S.C. N° 80/07; however, the Company and its legal advisors consider that this situation may not be contemplate as a non-compliance, that will have a significant negative effect on the results of the Company’s operations or its financial position.

Decree No. 558/08 does not provide interpretations contrary to the providers right to offset the contribution obligation against the amounts for the execution of Universal Service Programs. However, resolution No. 405/08 of the S.C. provides that the deposit must be made without discounting the amounts relating to the execution of Universal Service programs. In the opinion of the Company’s legal advisors, this last Resolution is illegitimate and arbitrary, and in that sense, the Company filed a brief challenging this resolution to the S.C., whenever the Company considers that it has solid grounds to support its position.

On January 16, 2009, Resolution No. 7/09 of the S.C. was published in the Official Bulletin, approving the form of trust agreement whereby the Universal Service Trust Fund will be implemented, indicating the Banco Itau Buen Ayre S.A. as trust manager. The Company challenged Section 2 of the abovementioned Resolution to the S.C., as it reiterates the provisions of S.C.’s Resolution No. 405/08, requiring the deposit of the corresponding amounts without discounting the amounts related to the Universal Service programs.

As mentioned in note 2.2.c), the Company calculates the effect corresponding to the Universal Service contribution, consisting in 1% of revenues from telecommunication services, net of the automatic deductions provided by the CNC rules and regulations, and in accordance with the Company’s estimates of the amounts payable within each fiscal year, based on the regulations in force as of that date. In the event that the abovementioned calculation results in amounts payable by the Company, the corresponding net amount is recorded as a reserve. All deductions and subsidies that must first be pre-approved by the regulatory entity will be booked by the Company as receivable in the fiscal year in which they will probably be reimbursed by such entity and can be valued with certainty.

The supply of telecommunications services is governed by the regulations that the Federal Legislative Power and the agencies under the PEN regulating such activities are empowered to issue. In addition, the Company is subject to the rules and regulations inherent in any business conducted at the federal, provincial and municipal level according to the respective rules and regulations in each jurisdiction. In particular, telecommunications services are regulated by the S.C. and are supervised by the CNC subject to the involvement, in certain cases, of the Federal Anti-Trust Board (“FATB”) and the Under Secretary of Consumers’ Protection. The S.C. establishes the regulation framework and the applicable policies. The CNC applies the normative framework and the policies and supervises the telecommunications industry. The FATB enforces and supervises the dispositions related to competition issues and the Under Secretary of Consumers’ Protection applies and supervises dispositions related to consumer protection.

Regulations governing the supply of telecommunications services enacted by the Federal Legislative Power as laws are enacted after the following process: submission of a bill, study and/or modification of such bill by the applicable legislative commissions, a favorable vote by both Houses of the Federal Congress and enactment of the bill into a law if no veto has been issued by the PEN. At present there are various legislative initiatives in process, including:

•
bills aimed at regulating all public utilities, based on the definition of utilities proposed (which includes the activities subject to regulation carried out by the Company and establishing the manner in which concessions are granted as well as the possibility of revoking such concessions, imposing regulations in the area of tariffs such as, for instance, the prohibition of automatic tariff adjustment, imposing an obligation to make investments as a condition to maintain the concession granted, among others), and
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

Pursuant to the Memorandum of Understanding 2006, the PEN has undertaken to make efforts to establish in the future a stable legal framework allowing to regulate the activities in the sector. To that end, it shall send a bill of proposed legislation to the Legislative Power which shall include the following minimum contents:

•	assurance of a stable and effective regulatory framework applicable to the industry;
•	maintenance and assurance of legal stability for the benefit of service development;
•	strengthening of the Nation's common welfare;
•	assurance of adequate service supply;
•	assurance of effective protection for the rights of users and consumers;
•	incentives to the involvement of the private sector in telecommunications;
•	promotion of a sustainable technological evolution in the sector with a view to fixed and wireless connectivity;
•	development of the Argentine telecommunications industry;
•	promotion of job creation;
•	promotion of investment commitments that guarantee sustainable development in telecommunications infrastructures based on respect for the principle of technological freedom and
•	establishment of equal treatment for all providers.

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

13.           SALE OF TELEFONICA’S EQUITY INTEREST IN TELINVER S.A.

Sale of the Company’s interest in Telinver S.A.

On November 11, 2005, the Company sold 100% of its shares in Telinver S.A. and other related assets to TPI and TPII, which acquired 95% and 5% of the shares, respectively, Spanish companies members of the Telefónica Group and companies affiliates until August 2006. The transaction was approved by the Company’s Audit Committee prior to the discussion thereof by the Board of Directors. The Audit Committee concluded that the transaction, based on its conditions, may be fairly considered as meeting the normal and usual market conditions.

The Company has granted the guarantees customary in these kinds of purchase and sale agreements.

As a result of this disposal, the Company has discontinued operations in the advertising exploitation business segment, as the Company continues only with the telecommunications segment. The balances related to the disposal of Telinver S.A. are disclosed under the captions “Net liabilities from discontinued operations”.

Commitments related to the sale of the equity interest in Telinver S.A.

As part of the sale transaction of Telinver S.A. mentioned above, the Company granted usual guarantees in this type of transaction to the TPI Group including the inexistence of liabilities or encumbrances not disclosed in Telinver S.A.’s financial statements as of the date of the transaction and the responsibility on legal, tax, and labor contingencies prior to the acquisition, among others.

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

On April 11, 2007, certain Telinver S.A. officers received orders to pay in a 5-day term an amount of 4.4 million plus compensatory interest with respect to the first resolution previously mentioned. On April 17, 2007 in order to avoid an enforced collection lawsuit, Telinver S.A. paid the amount claimed by the DGR along with the amount claimed in the second resolution mentioned above for a total of 26 million, including interest. Additionally, in November 2007, the Company was notified of an additional claim from the DGR for differences in the calculation of the amounts paid for a total amount of 3.2 million. On June 10, 2008, in order to avoid an enforced collection lawsuit, the Company paid the mentioned amounts plus interests for a total amount of 3.3 million, still pending the regulation of professional fees.

Based on the progress of the case as of the date of issuance of these financial statements, and even when the final resolution is subject to the uncertainties inherent to any pending court judgment, to date, it is uncertain whether the Company shall be granted the economic benefits related to the sale in connection with the contingency herein, and therefore, the Company has deferred an amount which, until the uncertainty on the claimable periods is resolved, amounts to 7 million, net of payments, as of the closing date of these financial statements.

14.           RESTRICTED ASSETS

Under an agreement signed between the Company and Intelsat U.K., in connection with the segment capacity utilized, the Company has granted a guarantee in cash for an amount of US$ 0.66 million, which has been recorded under the caption Other non-current receivables.

In addition, the Company, as it was merged with TDA S.A., also maintains a guarantee in cash as a payment guarantee of the obligations arising in connection with the segment capacity utilized in the framework of the agreement executed with Intelsat UK, for US$ 0.5 million, accruing interest in favor of the Company. The mentioned cash guarantee is registered under the caption Other non-current receivables.

According to the operations from foreign currency forward agreements carried out at ROFEX, the Company has deposited a total amount of 14.7 million in order to secure the margins required by the abovementioned stock market. The mentioned cash guarantee is disclosed under the caption Other current receivables.

15.           PLANS RELATED TO PERSONNEL

Performance Share Plan

On June 21, 2006, TSA’s General Shareholders’ Meeting approved a performance share plan intended for certain executives of Telefónica Group (Performance Share Plan or “PSA”). On November 7, 2006, the Company’s Board of Directors took note of the PSA and entrusted the Chairmans to develop and establish the specific conditions applicable to the PSA. Additionally, on February 15, 2007, the Company’s Board of Directors approved the PSA. This plan consists in awarding a specified number of TSA’s shares to selected beneficiaries as a variable compensation, subject to compliance with the requirements under the plan.

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

At the beginning of each cycle, the number of shares to be granted to the beneficiaries of the PSA based on the level of achievement of the goals is determined, observing the maximum number established. Shares are awarded after the end of each cycle. For the second, third and fourth cycle the maximum number of shares to be awarded to the Company’s executives benefiting from the PSA amounts to about 55,818 shares, 61,584 shares and 91,791 shares, respectively.

Cycles are independent from each other. The first cycle begins on July 1, 2006 (with award of shares as from July 1, 2009), and the fifth cycle begins on July 1, 2010 (with award of shares as from July 1, 2013). As of June 30, 2009, the first cycle was ended and the shares were awarded to the Company’s beneficiary executives.

As of the closing date of these financial statements, the Company’s liability for this plan amounts to 4.1 million representing the Company’s obligations as of that date, without related taxes. For the fiscal years ended December 31, 2009, 2008 and 2007, the Company’s expense accrued in relation with this plan amounted to 3.4 million, 1.2 million and 1.1 million, respectively and were included under the caption “salaries and social security taxes”.

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

The companies recognized their obligation associated with the execution of the program under the straight-line method over its term of duration, based on the level of achievement of the objectives set in the Program. For the fiscal years ended December 31, 2008 and 2007, the Company’s expenses related to this plan amounted to 3 million and 0.8 million, respectively, and were included under the caption “Salaries and social security taxes”. See note 19.h).

Early Retirement Plan

On July 24, 2006 and February 14, 2007, the Company’s Board of Directors approved a voluntary Early Retirement Plan (“the plan”) for the benefit of the Company’s employees who, upon opting for the plan, have paid contributions to the pension plan for 30 years and still have to pay pension plan contribution for up to 15 years in order to meet the required age to retire according to current rules and regulations, among other eligibility requirements. The plan consisted in an early retirement option accompanied by a financial proposal that provided for an initial payment and a plan of monthly installments until the required retirement age is reached. The plan was addressed to all the personnel meeting the eligibility requirements and it would initially cover from 50 to 120 people for the first month in force. Until mid-2007 the Company assessed the renewal of the plan and the incorporation of new beneficiaries on a monthly basis. In mid-2007, the Company’s Management launched new conditions for the Early Retirement Plan mainly related to economic features and benefits (additional half-yearly installments, pension supplements, etc.). This plan was communicated to the trade unions and beneficiaries and the period to join the plan ended on December 31, 2008. For the fiscal years ended December 31, 2009, 2008 and 2007, the Company’s expense accrued in relation to this plan amounted to 33.7 million, 13 million and 253 million, respectively. As of the closing date of these financial statements, the Company maintains a liability amounting to 158.5 million in relation with this plan that represents the present value of the payments committed as of the end of the fiscal year, considering a risk-free discount rate estimated by the Company that reflects the market evolution of the time value of money.

Social Security Plan for Executives

As of December 31, 2006, the Company’s Management had approved the summary of a social security plan for executives effective as from January 1, 2006, which consists in making monthly contributions shared between executives and the Company to a special vehicle in order to cover contingencies related to retirement, early retirement, total disability and death of the executives eligible as beneficiaries of the SSE Plan. On February 15, 2007, the summary of the SSE Plan was approved by the Company’s Board of Directors. The contributions are based on a percentage of the annual and fixed gross compensation of the participant and an additional percentage paid by the Company in different portions. The Company is not liable for the performance of the funds contributed or for the availability thereof to the participants. In September 2009, the Company’s Management approved certain modifications to the SSE Plan’ guidelines, corresponding mainly to the elimination of a portion. On November 5, 2009, the Company’s Board of Directors approved an amendment to the SSE Plan, which consists in going from the previous model divided in two contribution portions, to a model with only one portion in which the contributions are shared between the participant and the Company, consequently eliminating the second portion. The Company has not completed the implementation of the abovementioned plan. For the fiscal years ended December 31, 2009,  2008 and 2007, the Company’s expense accrued in relation to this plan amounted to a gain of 8.5 million, to a loss of 3.9 million and a gain of 16 million, respectively, and were included under the caption “salaries and social security taxes”. As of December 31, 2009 and 2008, the Company maintains a liability amounting to 3 million and 12 million, respectively, which represent their estimated obligation based on the current terms as of each date of these financial statements.

16.           FINANCIAL LEASES

a)  As lessee:

The Company, as it was merged with TDA S.A. (see note 17.), maintains agreements in which the assignation of resources is established, in order to cover operating activities needs. These agreements include clauses determining the value to be paid by the Company during the effectiveness thereof as charge for the use of the assets assigned. The call option may be exercised and notified not less than ninety calendar days before the expiration of each agreement term. Based on the agreement conditions, and as the Company’s intention is to exercise the call option, the Company has recognized the value of the assets involved in accordance with professional accounting standards applicable to financial leases. The estimated useful life for the fixed assets resulting from the financial lease agreements is three years.

The amount of the minimum installments as of December 31, 2009 and 2008, is:

	2009		2008
	Nominal value	Fair value	Fair value

Up to one year	3.1	2.9	4.9
From one to five years	2.1	1.8	1.7
	5.2	4.7	6.6

b)  As lessor:

On the other hand, the Company as it was merged with TDA S.A. (see note 17.), maintains agreements similar to those detailed in a) in which it acts as lessor. In accordance with the conditions of the agreements, some of which envisage call options at market value, the Company has accounted a low value of the assets involved, in accordance with professional accounting standards applicable to financial leases.

The amount of the minimum installments as of December 31, 2009 and 2008, is:

	2009			2008
	Nominal value	Fair value		Fair value

Up to one year	1.4	1.3		2.5
From one to five years	13.7	12.4		3.7
	15.1	13.7	(1)	6.2	(1)

(1) In 2009 and 2008, includes 0.4 million and 2 million, respectively, with related companies.

17.           PURCHASE OF TDA S.A.’s SHARES

In connection with the Telefónica’s Group internal reorganization process, on May 4, 2006, the Company’s Board of Directors approved the purchase of shares that represent 97.89% of the capital stock and votes of TDA S.A., owned by Telefónica Datacorp S.A. (“DataCorp”), a company indirectly controlled by TSA. This transaction was approved by the Company’s Audit Committee, prior to its discussion by the Board of Directors. The Audit Committee considered that the transaction reasonably qualifies as having been agreed on terms that are usual and customary in the market.

On June 16, 2006, the Company and DataCorp entered into a Share Purchase and Sale Agreement which was subsequently modified on March 31, 2008.

On December 2, 2008, as the conditions and its amendments had been met, the Company and

DataCorp executed the closing agreement (the “Closing Agreement”) whereby DataCorp agreed to transfer to the Company of 802,645 shares of common stock each with par value of AR$100 per share and entitled to one vote per share, representing approximately 99.75% of the capital stock and votes of TDA S.A.

The transfer of the above mentioned shares was made as follows:

- On December 2, 2008, concurrently with the execution of the Closing Agreement, 492,228 shares of common stock of TDA S.A., each with par value Ps.100 and entitled to one vote, were transferred from DataCorp to the Company;
- On December 11, 2008, 310,417 shares of TDA S.A. common stock, each with par value of AR$100 per share and entitled to one vote, were transferred from DataCorp to the Company.

The transaction was executed for a total amount of US$ 57,084,835.

On December 10, 2008 the Company made a paid-in capital contribution of 100 million in its controlled company TDA S.A. As a result of this capital increase 1,000,000 shares of common stock, each with par value AR$100 per share and entitled to one vote, were issued in the Company’s name. This capital increase is currently pending registration of the Public Register of Commerce.

On December 10, 2008, TDA S.A. transferred to the Company its own common stock, equivalent to 1,972 shares representing approximately 0.25% of the capital stock and votes of TDA S.A. The transaction was made for a total amount of 483,864.

On December 29, 2008, TDA S.A. Shareholders’ Meeting decided to capitalize the comprehensive adjustment to capital stock, which amounted to 145,227,662, increasing the capital stock from 180,461,700 to 325,689,362, issuing the corresponding shares in the name of the Company, sole shareholder. As of the date of issuance of these financial statements, the registration of this capital stock increase at the Public Register of Commerce is still pending.

On December 23, 2008, the Company and its subsidiary company TDA S.A. entered into a Preliminary Merger Agreement, which purpose was (i) to analyze and, if applicable, start the merger process between both companies as from January 1, 2009; (ii) provide for the preparation of the related financial statements; and (iii) to provide for the preparation of a Merger Prospectus and Preliminary Merger Commitment, which was approved by the Company and TDA S.A.’s Boards of Directors on February 16, 2009. In addition, on April 20, 2009, the Company’s General Ordinary and Special Class A and B Shareholders’ Meeting, approved the Preliminary Merger Agreement and the merger by absorption of TDA S.A., which is dissolved without liquidation.

On June 29, 2009, the Company and TDA S.A. executed the Final Merger Agreement under which the Company incorporated by absorption TDA S.A.’s total assets, liabilities and shareholders’ equity under the terms and conditions set forth in the Preliminary Merger Agreement. On September 24, 2009, through Resolution No. 16.203, the CNV decided to authorize the merger by absorption of TDA S.A. under the terms of Section 82 of Law No. 19.550, to send the files to the Argentine regulatory agency of business associations (“IGJ”) in order to register the merger by absorption, and to request the Company proof of the registration of the dissolution without liquidation of TDA S.A. with the Public Register of Commerce, which is currently pending.

In accordance with the abovementioned Preliminary Merger Agreement, the date of the reorganization was established on January 1, 2009.

On May 1, 2009, TDA S.A.’s operating and accounting systems were incorporated into the Company’s systems and the operations of both companies were unified. This merger aimed to centralize in a single organization the management of the companies, that is to say, a coordinated and consistent management of all merged activities allowing an adequate planning and preventing redundant expenses, with a minor impact of fixed costs. In addition, the merger allowed to improve commercial management actions, technical operations, customer service systems, to enhance sales actions and obtain the following synergies:

1)	Economies of scale arising from the integration of the companies’ telecommunication networks;
2)	Improving the conditions in suppliers arrangements;
3)	Costs savings attained by grouping corporate activities;
4)	Shorter times for developing new product and service markets which will translate in more satisfied for customers;
5)	Enhanced strategic, operational and financial flexibility in the corporate business segment; and
6)	Obtainment of a more convenient structure for the companies’ activities for tax purposes.

In accordance with the abovementioned, the Company’s financial statements for the fiscal year ended

December 31, 2009 incorporate the assets, liabilities and income and loss of TDA S.A. since January 1, 2009.

18.           DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND U.S. GAAP

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

In June 2009, the FASB issued SFAS No. 168 “The FASB Accounting Standards Codification TM and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162”. This Statement establishes that the FASB Accounting Standards Codification TM (“ASC”) will become the source of authoritative U.S. generally accepted accounting principles (GAAP) recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. This Statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The authoritative guidance mentioned in these financial statements includes ASC reference.

b)   Description of differences between Argentine and U.S. GAAP

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

As described in note 2.1., in 2003 the PEN repealed the provisions related to inflation adjustments; therefore, the CNV under Resolution N° 441/03 set forth that as from March 31, 2003, the restatement of financial statements in constant currency should be discontinued. The Company has followed the provisions of the CNV and prepared the financial statements recognizing the effects of inflation until February 28, 2003 (see note 2.1.). In December 2003, the CPCECABA discontinued the application of the restatement for inflation as from October 2003. The effect on the Company’s shareholders’ equity as of December 31, 2009, 2008 and 2007 and on results for the fiscal years then ended of not restating figures until September 30, 2003, is not significant.

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

Under Argentine GAAP, in the case of an offer made to encourage voluntary terminations the measurement of termination benefits should be based on the number of employees expected to accept the offer. Therefore, as of December 31, 2007, Telefónica recorded a liability corresponding to beneficiaries adhered to the plan as of such date and to the Management’s estimation of the implicit obligation arising from this plan related to employees expected to accept the offer.

Under U.S. GAAP, as regards by Accounting Standards Codification (“ASC”) 715, an employer that offers special termination benefits to employees shall recognize a liability and a loss when the employees accept the offer and the amount can be reasonably estimated. Consequently, as of December 31, 2007, Telefónica valued its obligation in relation to the Plan under U.S. GAAP at the present value of the future payments effectively agreed as of such date, based on the beneficiaries that accepted the plan (see c).

The term for accessing to the Plan ended on December 31, 2008. Consequently, as of December 31, 2009 and 2008, the liability corresponds to beneficiaries that adhered to the plan, both under Argentine and U.S. GAAP.

3.	Deferred income tax

Under Argentine GAAP, the Company records income tax by application of the deferred method, in accordance with the provisions of TR No. 17, as described in note 2.2.k).

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

Under U.S. GAAP, the Company records income taxes using the method required by ASC 740 “Income Taxes”. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts under U.S. GAAP of existing assets and liabilities and their respective tax bases. ASC 740 requires companies to record a valuation allowance for that component of net deferred tax assets, including tax credits arising from tax on minimum presumed income (together “tax assets”), which does not meet the “more likely than not” criterion for realization, based on the assessment of evidence established in U.S. GAAP rules. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

In assessing the realizability of tax assets, management considers whether it is more likely than not that some portion or all of the tax assets will not be realized. The ultimate realization of tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers all available evidence, both positive and negative including the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning in making these assessments. In accordance with ASC 740, the Company is required to continuously evaluate the recoverability of tax assets.

As of December 31, 2009 and 2008, based on the information and projections available as of those dates and considering the reversal of deferred tax assets and liabilities and the variables affecting future taxable income, including the foreign exchange rate, inflation for the coming years, and the reduction in foreign currency debt of Telefónica, the Company estimates that the deferred tax assets as of December 31, 2009 and 2008 will probably be recovered, except for specific tax loss carryforward balance.

The “Deferred income tax” reconciling item is comprised by the tax effect of U.S. GAAP reconciling items, principally due to the reversal of inflation restatement and monetary results described in b).1. Under Argentine GAAP, the main deferred tax liability corresponds to the recognition of a temporary difference caused by inflation accounting applied on non monetary assets and liabilities. Under U.S. GAAP this temporary difference does not exist (see points b).1. and c) of this note).

4.	Common control transaction and purchase price allocation

In December 2008, the Company acquired the total common capital stock of TDA S.A. which belonged to DataCorp, company controlled by TSA. (see note 17.).

Under Argentine GAAP the Company recorded as of that date a goodwill corresponding to the difference between the acquisition cost and the fair value of TDA S.A.’s identifiable net assets at the time of the capital stock acquisition.

As of December 31, 2009, the Company concluded the purchase price allocation of TDA S.A. measuring the net assets of TDA S.A. as described in note 2.2.h).

As a consequence, the Company allocated 31 million to the assets that, in accordance with Argentine GAAP, had been included on a provisional basis in goodwill as of the date of acquisition. This adjustment was made in goodwill value recorded under Argentine GAAP, and the effect on the accumulated depreciation as of December 31, 2009, resulting from the consumption of the allocation recognized by the Company, amounted to 10 million.

Under U.S. GAAP, due to the fact that this transaction was between entities under common control the assets and liabilities acquired were incorporated at their carrying amount of 133 million determined under U.S. GAAP and the excess over the carrying amount above-mentioned was treated as a dividend and a reduction of equity, in the amount of 63 million. Additionally, the effects of the adjustments made under Argentine GAAP in goodwill and the accumulated depreciation as of December 31, 2009 described above, were not considered under U.S. GAAP. The Company decided not to restate the prior year’s financial statements to reflect this common control acquisition since the effect is not material.

5.	Revenue Recognition

For U.S. GAAP, SEC Staff Accounting Bulletin Topic 13 “Revenue recognition”, requires the following adjustment with respect to the treatment under Argentine GAAP for certain installation revenues that took place until December 31, 2004: i) installation revenues are not included in income of the period when the installation takes place but are deferred and amortized during the period representing the possible duration of the relationship with the customer, and ii) related costs are not charged to expense at installation but capitalized and depreciated in a similar period (see c).

Revenue Arrangements with Multiple Deliverables

The Company follows the guidance of ASC 605 in relation with Revenue Arrangements with Multiple Deliverables in its presentation of revenue and costs of revenue. This standard addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. Specifically, this issue addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. In applying this issue, separate contracts with the same entity or related parties that are entered into at or near the same time are presumed to have been negotiated as a package and should, therefore, be evaluated as a single arrangement in considering whether there are one or more units of accounting. That presumption may be overcome if there is sufficient evidence to the contrary. This issue also addresses how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. The effect of this issue is not significant for the Company.

Service arrangements

In 2006 Telefónica agreed to receive a reduction of services provided under the Framework Agreement (see note 7.1.). Under Argentine GAAP, the Company recorded a gain for this reduction in fiscal year 2006. Under U.S. GAAP, the reduction in the baseline was recognized on straight line basis over the period of the renegotiated contracts until December 31, 2007 (see c).

6.	Capitalized interest

Under Argentine GAAP, interest should be capitalized if the asset is in process of production, construction, assembly or completion and such processes, given their nature, have a substantial period of time. Interest expense incurred on liabilities specifically identifiable to construction in progress is capitalized in qualifying assets. For the portion of construction in progress not financed by specific liabilities, the Company assumes such expenditures are financed by any remaining liabilities (both interest and non-interest bearing).

Under U.S. GAAP, interest expense incurred on liabilities specifically identifiable to construction in progress is capitalized. For the portion of construction in progress not financed by specific liabilities, the capitalization rate applied to such excess is the weighted average of the rates applicable to other borrowings of the Company. ASC 835-20 require interests costs incurred during periods in which an asset is under construction prior to use, sale or lease to be capitalized, regardless of the length of its construction period (see c).

7.	Capitalized exchange difference

Under Argentine GAAP, when construction of work in progress extends over time, its value includes the cost of financing (interest and foreign exchange difference) the investment by third parties during the construction period until such time as the asset is ready to be used for an economic purpose.

Under U.S. GAAP, foreign exchange differences related to financing activities are expensed as incurred (see c).

8.	Debt Refinancing Costs

Under Argentine GAAP, material costs associated with the issuance of debt (including exchange of debts and troubled debt restructuring) are deferred and charged to expense on a straight-line basis during the duration of the loan considering outstanding principal balances in the case of partially settled or restructured debt. However, for U.S. GAAP, ASC 470 specifies that if new debt is issued in exchange for old debt (see note 10.2.), and the new debt is not deemed to have substantially different terms than the old debt, any costs incurred with third parties directly related to the exchange are expensed as incurred, and ASC 470 specifies that if new debt is issued in exchange for old debt in a “troubled debt restructuring”, any costs incurred with third parties directly related to the exchange are expensed as incurred and expenses related to outstanding principal balances are charged to expenses based on new terms of debt (see c).

In addition, under Argentine GAAP the expenses related to the issuance of negotiable obligations are disclosed net of the respective financial payables. Under U.S. GAAP in accordance with ASC 230 these expenses are disclosed under intangible assets.

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

10.	Discounted value of assets and liabilities

Under Argentine GAAP certain assets and liabilities are to be measured in currency based on the calculation of their discounted value.

As of December 31, 2006, minimum presumed income tax credits have been valued following this criterion. Under U.S. GAAP, minimum presumed income tax credits are considered as deferred tax assets, as established by ASC 740 “Income Taxes”. Such standard provides that deferred tax assets should be stated at their current value without discounting (see c).

As mentioned in note 2.2.c), as of December 31, 2009, the Company valued tax compliance plan liabilities at amortized cost based on the imputed interest rate determined at inception. Under U.S. GAAP, in accordance with ASC 835-30-15, the guidance of imputation of interests does not apply to these types of transactions (see c).

11.	Sale of Telefónica’s equity interest in Telinver S.A.

As explained in note 13., the Company recognized a gain under Argentine GAAP of 4 million. Under U.S. GAAP such transaction described in note 13. was considered an equity transaction that does not affect earnings.

12.	Regulation

Telefónica provides telephone services in Argentina and therefore is subject to regulatory controls. Rates for services are tariff regulated. Although changes in rates for services are to be authorized and computed based on applicable regulations (see note 8.), there is no fixed rate of return. Accordingly, the requirements of U.S. GAAP related to a business whose rates are regulated on the basis of its actual costs are not applicable to these financial statements.

13.	Comprehensive Income

The Company has not reported separately comprehensive income because there are no material differences between its net income and comprehensive income as defined by ASC 220.

14.	New accounting pronouncements (U.S. GAAP)

i)	Business combinations

In December 2007, the FASB issued ASC 805 (SFAS No. 141 (Revised 2007)) that replaces FASB Statement No. 141, Business Combinations. This Statement retains the provisions of Statement 141 regarding the acquisition method of accounting used for all business combinations. The most significant changes of this statement are: (i) how an acquiring entity in a business combination recognizes and measures the assets acquired and the liabilities assumed, (ii) recognizing assets acquired and liabilities assumed arising from contractual contingencies at the acquisition date, measured at its fair value, (iii) recognizing a gain in the event of a bargain purchase and (iv) requiring the disclosures to investors and other users of all the information needed to evaluate and understand the nature and financial effect of the business combination.

This statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.

The adoption of ASC 805 did not have any impact on the Company´s financial position or results of operations.

ii)	Noncontrolling Interests in Consolidated Financial Statements

In December 2007, the FASB issued ASC 810 (SFAS No. 160) “Noncontrolling Interests in Consolidated Financial Statements”. This Statement amends ARB 51 to establish accounting and reporting standards for a non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a non-controlling (minority) interest in an Operating Subsidiary is an ownership interest in the entity that should be reported as equity in the consolidated financial statements. It also requires consolidated net income to include the amounts attributable to both the parent and non-controlling interest, with disclosure on the face of the consolidated income statement of the amounts attributed to the parent and to the non-controlling interest.

This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 (calendar year 2009). The Company does not expect that the adoption of this statement will have a material effect on its financial position or results of operations.

iii)	Disclosures about Derivative Instruments and Hedging Activities

On March 19, 2008, the FASB issued ASC 815 (SFAS No. 161) “Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133”. This Statement changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement No. 133 and its related interpretations, (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows and also (d) the disclosure of derivative features that are credit risk-related and a cross referencing within footnote disclosures to enable financial statements users to locate information about derivative instruments.

This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The adoption of this guidance did not have a significant impact on the Company´s financial position or results of operations.

iv)	Accounting for transfers of financial assets

On June 12, 2009, the FASB issued SFAS 166 “Accounting for Transfers of Financial Assets” which amends SFAS 140. It improves the relevance and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets

This standard has not been incorporated into ASC and is effective for fiscal years beginning after November 15, 2009.

The Company does not expect that the adoption of this statement will have a material effect on its financial position or results of operations.

v)	New consolidation guidance for variable interest entities (VIEs)

On June 2009, the FASB issued Statement No. 167, “Amendments to FASB Interpretation No. 46”. One of the reasons for this Statement is that the issuance of SFAS No. 166 eliminated the qualifying special purpose entity concept which effected certain provisions of FASB Interpretation No. 46. This standard requires an entity to assess the determination of the primary beneficiary of a VIE qualitatively. It also requires an ongoing reconsideration of the primary beneficiary, the criteria for determining whether service provider or decision maker contracts are variable interest, the types of events that trigger the reassessment of whether an entity is a VIE and the expansion of the disclosure previously required about transfers of financial assets and interest in variable interest entities, among other.

This standard has not been incorporated into ASC and is effective for fiscal years beginning after November 15, 2009.

The Company does not expect that the adoption of this statement will have a material effect on its financial position or results of operations.

vi)	Fair Value Measurements

To address constituents concerns about the ability to both obtain and rely on observable market data, the FASB issued FASB Staff Position FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP FAS 157-4; codified in ASC 820, Fair Value Measurements and Disclosures). In issuing FSP FAS 157-4, the FASB intended to clarify, not change, the existing principles codified in ASC 820, Fair Value Measurements and Disclosures. Accordingly, the objective of a fair value measurement does not change, even in situations where a market has experienced a significant reduction in activity. The guidance originally issued in FSP FAS 157-4 amends Appendix A of ASC 820 to provide a revised illustrative example regarding the application of the fair value framework in markets that are not active. Areas of additional clarification include determination as to whether (1) there has been a significant decrease in the volume and level of activity for an asset or liability and (2) a transaction is orderly or distressed. The FASB Staff Position is effective for interim and annual reporting periods ending after June 15, 2009, and shall be applied prospectively. Early adoption is permitted only for periods ending after March 15, 2009.

FASB Accounting Standards Update No. 2009-05

Because liabilities are typically not permitted to be transferred, but are instead generally settled directly with the creditor or counterparty to the obligation, questions have arisen in practice about how to measure the fair value of a liability. As a means to address these questions, the FASB issued Accounting Standards Update No. 2009-05, Measuring Liabilities at Fair Value. ASU 2009-05 provides amendments to ASC 820 clarifying the valuation techniques that should be used in determining the fair value of a liability.

Much of the clarifying guidance in ASU 2009-05 validates current measurement approaches being applied in practice. However, the key principles of ASC 820 (e.g., determining the appropriate exit market for the liability) remain critical when assessing the fair value measurement of liabilities.

FASB Accounting Standards Update No. 2009-12

To address whether an investor’s pro rata share of the fair value of underlying investments, or net asset value (i.e., its NAV), of certain alternative investments (e.g., ownership interests in hedge funds, venture capital funds and private equity funds) is an appropriate estimate of the fair value of an interest in the fund or whether there are additional attributes of the investment that could affect the fair value of the interest (e.g., restrictions on redemption or additional capital commitments), the FASB issued Accounting Standards Update No. 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). ASU 2009-12 provides amendments to ASC 820 that are effective for reporting periods ending after 15 December 2009. The new guidance permits, as a practical expedient in certain circumstances, estimating the fair value of investments within the scope of the amendments in ASU 2009-12 using NAV per share of the investment as of the companies’ measurement dates.

The Company does not expect that the adoption of these Statements will have a material effect on its financial position or results of operations.

vii)	Compensation – retirement benefits

FASB ASC 715 provides guidance on an employer’s disclosures about plan assets of a defined benefit pension or other post-retirement plans. This guidance is intended to ensure that an employer meets the objectives of the disclosures about plan assets in an employer’s defined benefit pension or other postretirement plan to provide users of financial statements with an understanding of the following: how investment allocation decisions are made; the major categories of plan assets; the inputs and valuation techniques used to measure the fair value of plan assets; the effect of fair value measurements using significant unobservable inputs on changes in plan assets; and significant concentrations of risk within plan assets.

The adoption of this guidance did not have a significant impact on the Company´s financial position or results of operations.

viii)	Intangibles-Goodwill and Other

ASC 350 amends the factors to be considered in developing renewal or extension assumptions used to determine the useful life of intangible assets under ASC 350. Its intent is to improve the consistency between the useful life of an intangible asset and the period of expected cash flows used to measure its fair value. The amendment is effective prospectively for intangible assets acquired or renewed after January 1, 2009.

The adoption of this guidance did not have a significant impact on the Company´s financial position or results of operations.

ix)	Investments- Equity Method and Joint Ventures

ASC 323 addresses how the initial carrying value of an equity method investment should be determined, how an impairment assessment of an underlying indefinite-lived intangible asset of an equity method investment should be performed, how an equity method investee’s issuance of shares should be accounted for, and how to account for a change in an investment from the equity method to the cost method. ASC 323 was effective in fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years. ASC 323 is applied prospectively with early application prohibited.

The adoption of ASC 323 did not have any impact on the Company´s financial position or result of operations.

x)	Multiple deliverable arrangements

In September 2009, the accounting standard regarding multiple deliverable arrangements was updated to require the use of the relative selling price method when allocating revenue in these types of arrangements. This method allows a vendor to use its best estimate of selling price if neither vendor-specific objective evidence nor third-party evidence of selling price exists when evaluating multiple deliverable arrangements. This standard update is effective January 1, 2011 and may be adopted prospectively for revenue arrangements entered into or materially modified after the date of adoption or retrospectively for all revenue arrangements for all periods presented.

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

c) The following is a summary of the adjustments to net income and shareholders’ equity that would have been required had U.S. GAAP been applied instead of Argentine GAAP in the accompanying financial statements (amounts expressed in million of Argentine pesos):

	Dec-31-09	Dec-31-08 (c)	Dec-31-07 (c)

Net income according to Argentine GAAP	378	337	72

U.S. GAAP adjustments
Increase (Decrease) due to:
Reversal of inflation restatement and monetary results (see b.1)	296	348	414
Termination benefits (see b.2)	-	(173)	173
Deferred income tax (b) (see b.3)	(102)	(61)	(206)
Revenue recognition (see b.5)	5	(1)	10
Financial income / (expense) (a) (see b.6, b.7 and b.8)	14	14	15
Settlement of related-party debt (see b.9)	(15)	(11)	(11)
Purchase price allocation – Amortization reversal (see b.4)	10	—	—
Discounted value of assets and liabilities (see b.3 and b.10)	(14)	—	(13)
Capital Contribution (see b.11)	(4)	—	—
Net income in accordance with U.S. GAAP	568	453	454

	Dec-31-09	Dec-31-08 (c)

Shareholders’ equity, according to financial statements, Argentine GAAP in constant pesos	2,916	2,538

U.S. GAAP adjustments
Increase (Decrease) due to:
Reversal of inflation restatement and monetary results (see b.1):
— Fixed assets and other assets	(1,235)	(1,532)
— Trade payables	28	30
— Other receivables	(4)	(5)

Deferred income tax (b) (see b.3)	422	508
Common control transaction and purchase price allocation (see b.4):
— Fixed assets and other assets	(37)	—
— Goodwill	(32)	(63)

Revenue recognition (see b.5)	(1)	(6)
Financial income / (expense):
— Capitalized interest (a) (see b.6)	38	26
— Capitalized exchange differences (see b.7)	(2)	(3)
— Debt refinancing costs (see b.8)	—	(1)

Discounted value of assets and liabilities (see b.10)	(14)	—

Settlement of related-party debt (see b.9)	15	30

Shareholders’ equity in accordance with U.S. GAAP	2,094	1,522

(a)
In the fiscal years ended December 31, 2009, 2008 and 2007 there were 12 million, 12 million and 13 million additional gross interests, respectively, capitalized for U.S. GAAP purposes.As of December 31, 2009 and 2008, the original value of the adjustment amounts to 70 million and 58 million, respectively, while accumulated depreciation amounts to 32 million, as of each date.

(b)	Deferred income tax adjustment according to U.S. GAAP:

	(Expense) Income
	Dec-31-09	Dec-31-08	(c)	Dec-31-07	(c)
U.S. GAAP adjustments to income related to reconciling items:
Reversal of inflation restatement	(103)	(121)		(145)
Termination benefits	—	61		(61)
Revenue recognition	(2)	—		(4)
Financial income / (expense)	(4)	(5)		(5)
Settlement of related-party debt	5	4		4
Purchase price allocation - amortization reversal	(3)	—		—
Discounted value of assets and liabilities	5	—		5

Total deferred income tax from continuing operations expense	(102)	(61)		(206)

(c)	See note 2.5.

	Dec-31-09	Dec-31-08	Dec-31-07
Basic earnings per share (1):
Under Argentine GAAP (2) (3):
From continuing operations, in constant pesos	0.0535	0.0483	0.0103
From discontinued operations, in constant pesos	0.0006	0.0000	0.0000
Amounts per financial statements in accordance with Argentine GAAP, in constant pesos	0.0541	0.0483	0.0103
Under U.S. GAAP (2):
From continuing operations	0.0813	0.0649	0.0650
From discontinued operations	0.0000	0.0000	0.0000
Net basic earnings per share	0.0813	0.0649	0.0650

Basic earnings per ADS (1):
Under Argentine GAAP (2) (3):
From continuing operations, in constant pesos	2.1420	1.9301	0.4124
From discontinued operations, in constant pesos	0.0229	0.0000	0.0000
Amounts per financial statements in accordance with Argentine GAAP, in constant pesos	2.1649	1.9301	0.4124

Under U.S.GAAP (2):
From continuing operations	3.2531	2.5944	2.6002
From discontinued operations	0.0000	0.0000	0.0000
Net basic earnings per ADS	3.2531	2.5944	2.6002

Weighted average number of shares outstanding for U.S. GAAP calculation purposes	6,984,200,296	6,984,200,296	6,984,200,296

Weighted average number of ADS outstanding, both for U.S. GAAP and Argentine GAAP calculation purposes	174,605,007	174,605,007	174,605,007

Weighted average number of shares outstanding for Argentine GAAP calculation purposes (3)	6,984,200,296	6,984,200,296	6,984,200,296

(1)	Diluted earnings per share and ADS are the same as basic earnings per share, as there are no outstanding options to purchase shares.
(2)	Amounts expressed in Argentine pesos.
(3)	See Note 2.2.n).

d) Other significant U.S. GAAP disclosure requirements.

The following represent additional financial statements disclosures required under U.S. GAAP.

1)	Deferred income tax:

The following table presents the components of the Company’s deferred tax balance from continuing operations (based on a U.S. GAAP balance sheet).

	Dec-31-09	Dec-31-08
Deferred tax assets:
Allowance for doubtful accounts	72	62
Contingencies and other nondeductible accruals and reserves	273	279
Income tax loss carryforwards and tax on minimum presumed income credits	-	23
Income tax on specific tax loss carryforwards resulting from the disposal of shares	5	5
Deferred revenues	45	42
Discounted value of assets and liabilities	5	-
Derivative instruments	1	2

	401	413
Allowance for specific tax loss carryforwards and tax on minimum presumed income credits	(5)	(6)

	396	407

Deferred tax liabilities:
Differences between tax and book basis of assets	54	81
Capitalized interest	13	9
Dismissal accrual for tax purposes	13	13
Settlement of related party debt	4	10
Other	2	2

	86	115

Net deferred assets from continuing operations (1)	310	292

(1)
As of December 31, 2009 the net current tax assets amount to 198 million and the net non-current tax assets amount to 112 million. As of December 31, 2008 the net current tax assets amount to 197 million and the net non-current tax assets amount to 95 million.

	Dec-31-09	Dec-31-08	Dec-31-07

Income tax expense from continuing operations at the statutory income tax rate in accordance with U.S. GAAP	(304)	(252)	(237)
Permanent differences:
Non deductible expenses/Non taxable earnings	2	2	18
Allowance of deferred tax assets (1)	1	(16)	(5)

Income tax expense from continuing operations	(301)	(266)	(224)

(1)	In 2008 includes 16 million disclosed under the caption “Net liabilities from discontinued operations”. See note 3.1.k).

The Company adopted the provisions of ASC 740, in relation with the accounting for uncertainty in income taxes. The standard states that an “enterprise shall initially recognize the financial statements effects of a tax position where it is more likely than not, based on the technical merits, that the position will be sustained upon examination”. The Company files income tax returns in Argentina. The Company is no longer subject to new income tax examinations by tax authorities for years before 2002. Fiscal year 2003 and beyond remain subject to examination by the Argentine Revenue Agency (AFIP).

Whenever applicable, the Company will recognize any interest and penalties related to uncertain tax positions in financial expense. Management does not believe there will be any material changes related to uncertain tax positions over the next twelve months.

2)	Loans to directors and employees:

Loans to the Company’s directors and employees were as follows:

	Dec-31-09	Dec-31-08

Balance in Argentine pesos	8	9

There were no loans to individuals in excess of US$ 100,000.

3)	Disclosures about fair value:

U.S. GAAP requires disclosure of the estimated fair value of Company’s financial instruments and investments (see notes 2.2.b) and 2.2.j)). The following methods and assumptions were used to estimate the fair value of each class of financial instruments.

The carrying amounts of cash, cash equivalents and current receivables and payables are considered to approximate to their fair values.

The fair value of government securities is based on quoted market prices for these investments:

	Dec-31-09		Dec-31-08
	Carrying amount	Fair value	Carrying amount	Fair value

Government securities	1	1	—	—

The Company has adopted the effective provisions of ASC 820. As of December 31, 2009 and 2008, the Company registered its mutual funds at fair value on a recurring basis under Level 1 input as defined by ASC 820 (see note 19.d). The Company measures its derivative instruments, which include currency swaps and currency forwards agreements, at fair value on a recurring basis under Level 2 input as defined by ASC 820. The Company relies on mid-market pricing valuations provided by banks to record its derivative instruments at fair value. There was no impact, or change in the basis for which the fair value of these items has been determined as a result of the adoption of ASC 820.

As of December 31, 2009 and 2008, the Company registered 15 million and 11 million in “Other receivables”, respectively, and 29 million and 1 million in “Other payables”, respectively, corresponding to the fair value of the currency swaps and currency forwards agreements as of such dates.

The fair value estimated by the Company for other instruments is as follows:

	Dec-31-09	Dec-31-08

Negotiable obligations (quoted prices)	1,084	985
Negotiable obligations (carrying amounts) (1)	1,012	1,167
Long-term financing (fair values)	42	37
Long-term financing (carrying amounts) (1)	50	54
Foreign bank loans (fair values)	60	79
Foreign bank loans (carrying amounts) (1)	64	100

(1)	Under Argentine GAAP.

4)	Operating Leases

The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2009:

Year ending December 31:	2009

2009	50
2010	41
2011	29
2012	4
2013	1
Later years	1
Total minimum payments required	126

5)	Intangible assets

The expected amortization amount for the intangible assets in operation as of December 31, 2009 included in Note 19.b) is as follows:

2010	67
2011	39
2012	16

e) Business Segment Information

As from the disposal of Telinver S.A. described in Note 13., the Company continues only with the telecommunications segment.

Under U.S. GAAP, ASC 820 requires that the Company presents certain information related with its products.

The Company prepares, for internal reporting purposes, limited financial information (primarily revenues) based on its different services including basic telephone services, special services and access charges, among others. The Company does not currently allocate all relevant costs to such markets nor does management use such information for making asset allocation decisions. Accordingly, such markets are not deemed to be operating segments as defined in ASC 820.

	2009
	Telecommunications	Reconciliation to U.S. GAAP statement of operations	Total
Basic telephone service
Measured service	1,350	(49)	1,301
Monthly basic charges	990	(36)	954
Special services	1,761	(57)	1,704
Public phones	83	(3)	80
Access charges	807	(29)	778
International long-distance service	270	—	270
Direct lines	138	(5)	133
Other	265	(13)	252

Total	5,664	(192)	5,472

	2008
	Telecommunications	Reconciliation to U.S. GAAP statement of operations	Total
Basic telephone service
Measured service	1,220	(45)	1,175
Monthly basic charges	933	(34)	899
Special services	1,056	(29)	1,027
Public phones	96	(4)	92
Access charges	813	(30)	783
International long-distance service	242	—	242
Direct lines	155	(6)	149
Other	246	(10)	236

Total	4,761	(158)	4,603

	2007
	Telecommunications	Reconciliation to U.S. GAAP statement of operations	Total
Basic telephone service
Measured service	1,094	(43)	1,051
Monthly basic charges	869	(34)	835
Special services	792	(20)	772
Public phones	135	(5)	130
Access charges	711	(28)	683
International long-distance service	230	—	230
Direct lines	129	(5)	124
Other	226	(10)	216

Total	4,186	(145)	4,041

f)	Balance sheet under U.S. GAAP. Condensed balance sheets determined under U.S. GAAP as of December 31, 2009 and 2008 are presented as follows:

Balance Sheet under U.S. GAAP	Dec-31-09	Dec-31-08

Cash	30	33
Investments	1,000	349
Trade receivables	880	698
Other receivables (1)	298	275
Inventories	16	17
Other assets	1	2
Total current assets	2,225	1,374

Trade receivables	4	5
Other receivables (2)	140	129
Fixed assets	3,493	3,320
Intangible assets	193	178
Total non current assets	3,830	3,632

Total assets	6,055	5,006

Balance Sheet under U.S. GAAP	Dec-31-09	Dec-31-08

Trade payables	1,253	933
Bank and financial payables	628	77
Payroll and social security taxes payable	273	249
Taxes payable	538	304
Other payables	59	25
Reserves	14	38
Total current liabilities	2,765	1,626

Trade payables	142	133
Bank and financial payables	485	1,217
Payroll and social security taxes payable	131	132
Taxes payable	30	-
Other payables	13	12
Reserves	388	353
Total non current liabilities	1,189	1,847

Liabilities from discontinued operations	7	11

Total liabilities	3,961	3,484
Shareholders’ equity	2,094	1,522

Total liabilities and shareholders’ equity	6,055	5,006

(1)	Includes 198 million and 197 million of deferred net tax assets and 100 million and 78 million of other receivables as of December 31, 2009 and 2008, respectively.
(2)	Includes 112 million and 95 million of non-current deferred tax assets as of December 31, 2009 and 2008, respectively.

g)	Statement of operations under U.S. GAAP:

Under U.S. GAAP, items included in “Other expenses, net”, are deducted from the line Operating Income.

Under U.S. GAAP, turnover tax is classified net in “Net revenues”.

Condensed statements of operations determined under U.S. GAAP for the fiscal years ended 2009, 2008 and 2007 are presented as follows:

	Dec-31-09	Dec-31-08 (1)	Dec-31-07 (1)

Net revenues	5,472	4,603	4,041
Cost of services provided	(2,532)	(2,264)	(1,911)

Gross profit	2,940	2,339	2,130
Administrative expenses	(589)	(496)	(499)
Selling expenses	(1,184)	(904)	(622)
Exchange differences, net	(18)	(10)	(3)

Operating Income	1,149	929	1,006
Financial income on assets	120	124	83
Financial loss on liabilities	(400)	(334)	(411)

Income before income tax	869	719	678
Income tax	(301)	(266)	(224)

Net income for the year	568	453	454

(1)	See note 2.5.

19.           OTHER FINANCIAL STATEMENT INFORMATION

The following tables present additional financial statement disclosures required under Argentine GAAP:

a)	Fixed assets
b)	Intangible assets
c)	Investments in shares, securities issued in series and holdings in other companies
d)	Other Investments
e)	Allowances and accruals
f)	Cost of good sold
g)	Assets and liabilities in foreign currency
h)	Expenses incurred

a)  Fixed assets

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2009

(amounts stated in millions of Argentine pesos, restated as described in note 2.1.)

	Original value
Main account	Amounts at beginning of fiscal year (2)	Increases	Retirements	Transfers (3)	Amounts at end of fiscal year

Land	111	-	(1)	-	110
Buildings	1,765	-	(15)	11	1,761
Switching equipment	4,385	-	(10)	100	4,475
Transmission equipment	4,859	1	(1)	217	5,076
Network installation	7,767	-	(1)	187	7,953
Telephones, switchboards, booths and others	760	92	(86)	31	797
Furniture and office equipment	637	1	(12)	82	708
Automobiles	62	11	(3)	-	70
Work in process	670	601	-	(488)	783
Materials (1)	99	174	(59)	(132)	82
Prepayments to vendors	15	9	-	(7)	17
Total	21,130	889	(188)	1	21,832
	Depreciation
Main account	Accumulated at beginning of fiscal year	Useful life (in years)	For the fiscal year	Retirements	Accumulated at end of fiscal year	Net book value at end of fiscal year

Land	-	-	-	-	-	110
Buildings	686	50	48	(5)	729	1,032
Switching equipment	4,144	5 – 15	83	(10)	4,217	258
Transmission equipment	3,896	5 – 12	249	(1)	4,144	932
Network installation	6,252	15	380	-	6,632	1,321
Telephones, switchboards, booths and others	660	2 – 7	125	(86)	699	98
Furniture and office equipment	584	1 – 5	74	(11)	647	61
Automobiles	56	5	3	(3)	56	14
Work in process	-	-	-	-	-	783
Materials (1)	-	-	-	-	-	82
Prepayments to vendors	-	-	-	-	-	17
Total	16,278		962	(116)	17,124	4,708

(1)	Net of 27 million of obsolescence allowance.
(2)	Includes 47 million corresponding to goodwill allocation (see note 2.2.h)).
(3)	Includes 1 million transferred from Others Assets.

a)  Fixed assets (Cont.)

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2008 (4)

(amounts stated in millions of Argentine pesos, restated as described in note 2.1.)

	Original value
Main account	Amounts at beginning of fiscal year	Incorporated by merger (2)		Increases	Retirements	Transfers	Amounts at end of fiscal year

Land	111	-		-	-	-	111
Buildings	1,729	1		-	-	7	1,737
Switching equipment	4,317	11		-	(12)	50	4,366
Transmission equipment	4,376	228		2	(2)	255	4,859
Network installation	7,668	42		-	(5)	62	7,767
Telephones, switchboards, booths and others	785	-		106	(147)	16	760
Furniture and office equipment	538	39		2	-	58	637
Automobiles	62	-		1	(1)	-	62
Work in process	438	39		494	-	(301)	670
Materials (1)	51	15		231	(64)	(134)	99
Prepayments to vendors	22	-		6	-	(13)	15
Total	20,097	375	(3)	842	(231)	-	21,083	(3)

	Depreciation
Main account	Accumulated at beginning of fiscal year	Useful life (in years)	Incorporated by merger (2)	For the fiscal year	Retirements	Accumulated at end of fiscal year	Net book value at end of fiscal year

Land	-	-	-	-	-	-	111
Buildings	645	50	-	41	-	686	1,051
Switching equipment	4,051	10 – 15	7	98	(12)	4,144	222
Transmission equipment	3,547	10 – 12	129	222	(2)	3,896	963
Network installation	5,813	15	28	413	(2)	6,252	1,515
Telephones, switchboards, booths and others	698	2 – 7	-	109	(147)	660	100
Furniture and office equipment	496	1 – 5	33	55	-	584	53
Automobiles	53	5	-	4	(1)	56	6
Work in process	-	-	-	-	-	-	670
Materials (1)	-	-	-	-	-	-	99
Prepayments to vendors	-	-	-	-	-	-	15
Total (3)	15,303		197	942	(164)	16,278	4,805

(1)	Net of 15 million of obsolescence allowance.
(2)	See note 17.
(3)	Net of TDA S.A.’s allowance for impairment of fixed assets. See notes 2.2.f), 2.2.h) and 19.e).
(4)	See note 2.5.

a)  Fixed assets (Cont.)

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2007 (1)

(amounts stated in millions of Argentine pesos, restated as described in note 2.1.)

	Original value
Main account	Amounts at beginning of fiscal year	Increases	Net Retirements	Transfers	Amounts at end of fiscal year

Land	111	-	-	-	111
Buildings	1,724	-	-	5	1,729
Switching equipment	4,235	-	(4)	86	4,317
Transmission equipment	4,224	-	(7)	159	4,376
Network installation	7,639	-	(9)	38	7,668
Telephones, switchboards, booths and others	730	36	(40)	59	785
Furniture and office equipment	484	1	-	53	538
Automobiles	61	1	-	-	62
Work in process	313	380	-	(255)	438
Materials (2)	50	187	(56)	(130)	51
Prepayments to vendors	15	22	-	(15)	22
Total	19,586	627	(116)	-	20,097

	Depreciation
Main account	Accumulated at beginning of fiscal year	Useful life (in years)	For the fiscal year	Retirements	Accumulated at end of fiscal year	Net book value at end of fiscal year

Land	-	-	-	-	-	111
Buildings	604	50	41	-	645	1,084
Switching equipment	3,915	10	140	(4)	4,051	266
Transmission equipment	3,317	10	237	(7)	3,547	829
Network installation	5,380	15	437	(4)	5,813	1,855
Telephones, switchboards, booths and others	657	5 – 7	81	(40)	698	87
Furniture and office equipment	458	1 – 3	38	-	496	42
Automobiles	43	5	10	-	53	9
Work in process	-	-	-	-	-	438
Materials (2)	-	-	-	-	-	51
Prepayments to vendors	-	-	-	-	-	22
Total	14,374		984	(55)	15,303	4,794

(1) See note 2.5.
(2) Net of 17 million of obsolescence allowance.

b) Intangible assets

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2009

(amounts stated in millions of Argentine pesos, restated as described in note 2.1.)

	Original cost
Main account	At beginning of fiscal year	Increases	Retirements	Transfers	Amounts at end of fiscal year

Trademarks	1	-	-	-	1
License (frequencies)	60	-	(59)	-	1
No competition obligation	2	-	-	-	2
IT applications	940	-	(72)	104	972
IT applications in process	85	87	-	(104)	68
Client portfolio	5	-	-	-	5
Total	1,093	87	(131)	-	1,049

	Amortization
Main account	At beginning of fiscal year	Annual rate (%)	For the fiscal year	Retirements	Accumulated at end of fiscal year	Net book value at end of fiscal year

Trademarks	-	-	-	-	-	1
License (frequencies)	59	10	1	(59)	1	-
No competition obligation	1	14-20	-	-	1	1
IT applications	856	33	70	(72)	854	118
IT applications in process	-	-	-	-	-	68
Client portfolio	1	25	1	-	2	3
Total	917		72	(131)	858	191

b) Intangible assets (Cont.)

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2008 (1)

(amounts stated in millions of Argentine pesos, restated as described in note 2.1.)

	Original cost
Main account	At beginning of fiscal year	Incorporated by merger (2)	Increases	Transfers	Amounts at end of fiscal year

Trademarks	1	-	-	-	1
License (frequencies)	59	1	-	-	60
No competition obligation	2	-	-	-	2
IT applications	900	2	-	38	940
IT applications in process	66	-	57	(38)	85
Client portfolio	-	-	5	-	5
Total	1,028	3	62	-	1,093

	Amortization
Main account	At beginning of fiscal year	Annual rate (%)	Incorporated by merger (2)	For the fiscal year	Accumulated at end of year	Net book value at end of fiscal year

Trademarks	-	-	-	-	-	1
License (frequencies)	58	10	-	1	59	1
No competition obligation	1	14-20	-	-	1	1
IT applications	800	33	2	54	856	84
IT applications in process	-	-	-	-	-	85
Client portfolio	-	25	-	1	1	4
Total	859		2	56	917	176

(1)  See note 2.5.
(2)  See note 17.

b)  Intangible assets (Cont.)
TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2007 (1)

(amounts stated in millions of Argentine pesos, restated as described in note 2.1.)

	Original cost
Main account	At beginning of fiscal year	Increases	Transfers	At end of fiscal year

Trademarks	1	-	-	1
License (frequencies)	59	-	-	59
No competition obligation	2	-	-	2
IT applications	792	-	108	900
IT applications in process	111	63	(108)	66
Total	965	63	-	1,028

	Amortization
Main account	At beginning of fiscal year	Annual rate (%)	For the fiscal year	At end of fiscal year	Net book value at end of fiscal year

Trademarks	-	-	-	-	1
License (frequencies)	56	14	2	58	1
No competition obligation	1	14	-	1	1
IT applications	718	33	82	800	100
IT applications in process	-	-	-	-	66
Total	775		84	859	169

(1)  See note 2.5.

c) Investments in shares, securities issued in series and holdings in other companies

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2009 AND 2008

(amounts stated in millions of Argentine pesos)

	2009					2008
Name and features	Class	Face value	Number of securities	Cost	Book Value	Book Value

Current assets (1)

Government securities – CEGOB 02 Bond	-	$1,0	508,531	-	1	-

Total current					1	-

(1)  See note 2.2.b).

d)  Other Investments

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2009 AND 2008

(amounts stated in millions of Argentine pesos)

	2009	2008
Main account and features	Book value

Current investments:

Foreign currency term deposits (note 19.g) (1)	123	272
Local currency term deposits	871	5
Mutual funds	5	72
Total	999	349

(1)	In 2009 and 2008, includes 38 million and 190 million, respectively, with related companies (see note 11.3).

e)  Allowances and accruals
TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2009

(amounts stated in millions of Argentine pesos)

Account	Balance at beginning of fiscal year		Increases		Decreases		Balance at end of fiscal year

Deducted from current assets:
For doubtful accounts	202		97	(1)	(70)		229
For impairment in value and slow turnover	4		2		-		6
	206		99		(70)		235
Deducted from noncurrent assets:
Allowance on minimum presumed income tax	1		-		(1)		-
	1		-		(1)		-
Total	207	(4)	99		(71)		235
Included in current liabilities:
Reserves	38		11		(35)		14

Included in noncurrent liabilities:
Allowance for specific tax loss carryforward	5		-		-		5
Reserves	353		88		(53)		388
	358		88		(53)		393
Total	396		99	(2)	(88	)(3)	407
Included in net liabilities from discontinued operations:
Allowance for deferred tax assets	16		-		(1)		15
Total	16		-		(1)		15

(1)	Included in selling expenses in the statement of operations.
(2)	Includes 80 million disclosed under “Other expenses, net” and 19 million disclosed under “Financial expense and holding losses on liabilities” in the statement of operations.
(3)	Includes the compensation of 1.9 million according to the compensation mechanism established by Resolution No. 42 of the S.C.
(4)	Net of TDA S.A.’s allowance for impairment of fixed assets. See note 2.2.h).

e) Allowances and accruals (Cont.)
TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2008 AND 2007 (6)

(amounts stated in millions of Argentine pesos)

	2008
Account	Balance at beginning of fiscal year	Incorporated by merger (5)	Increases		Decreases		Balance at end of fiscal year

Deducted from current assets:
For doubtful accounts	179	4	74		(55)		202
For impairment in value and slow turnover	2	3	-		(1)		4
	181	7	74		(56)		206
Deducted from noncurrent assets:
For doubtful accounts	2	-	-		(2)		-
Allowance on minimum presumed income tax	-	1	-		-		1
	2	1	-		(2)		1
Total (7)	183	8	74	(1)	(58	)(2)	207
Included in current liabilities:
Reserves	53	2	-		(17)		38

Included in noncurrent liabilities:
Allowance for specific tax loss carryforward	5	-	-		-		5
Reserves	401	-	93		(141)		353
	406	-	93		(141)		358
Total	459	2	93	(3)	(158	)(4)	396
Included in net liabilities from discontinued operations:
Allowance for deferred tax assets	-	-	16		-		16
Total	-	-	16		-		16

	2007
Account	Balance at beginning of fiscal year	Increases and transfers		Decreases		Balance at end of fiscal year

Deducted from current assets:
For doubtful accounts	155	63		(39)		179
For impairment in value and slow turnover	2	-		-		2
	157	63		(39)		181
Deducted from noncurrent assets:
For doubtful accounts	3	-		(1)		2
	3	-		(1)		2
Total	160	63	(1)	(40	)(2)	183
Included in current liabilities:
Reserves	80	5	(3)	(32)		53

Included in noncurrent liabilities:
Allowance for specific tax loss carryforward	-	5		-		5
Reserves	319	156	(3)	(74)		401
	319	161		(74)		406
Total	399	166		(106	)(4)	459

(1)	Included in selling expenses in the statement of operations.
(2)	In 2008 and 2007, includes 12 million and 13 million, respectively, for recovery of doubtful accounts.
(3)
In 2008 and 2007, includes 64 million and 44 million disclosed under “Other expenses, net” and 29 million and 102 million disclosed under “Financial expense and holding losses on liabilities”, respectively, in the statement of operations. Additionally, in 2007 includes transfers amounting to 15 million.

(4)
In 2008 and 2007, includes 7 million and 19 million, respectively, disclosed under “Other expenses, net” in the statement of operations, related to reversal of reserves. Additionally, in 2008 includes the compensation of 28.7 million according to the compensation mechanism established by Resolution No. 42 of the S.C.

(5)	See note 17.
(6)	See note 2.5
(7)	Net of TDA S.A.’s allowance for impairment of fixed assets. See note 2.2.h).

f)  Cost of good sold
TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2009, 2008 AND 2007 (1)

(amounts stated in millions of Argentine pesos)

	2009	2008	2007

Inventories at beginning of fiscal year	12	10	5

Incorporated by merger (2)	-	3	-

Purchases	26	17	16

Inventories at end of fiscal year	(12)	(12)	(10)
Total (note 3.1.l)	26	18	11

(1)  See note 2.5.
(2)  See note 17.

g)  Assets and liabilities in foreign currency
TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2009 AND 2008 (1)

(amounts stated in millions of Argentine pesos)

	2009				2008
	Amount in units of foreign currency (2) (in millions)	Currency	Exchange rate	Book value in millions of pesos	Amount in units of foreign currency (2) (in millions)	Currency	Book value in millions of pesos
ASSETS
Current assets
Cash
Banks	4	US$	3.796700	15	1	US$	3

Investments
Foreign currency term deposits	23	US$	3.796700	85	24	US$	82
Related companies	10	US$	3.796700	38	55	US$	190

Trade receivables	38	US$	3.796700	146	28	US$	97
	-	-	-	-	-	SDR	1
Other receivables
Prepayment to vendors (3)	4	EURO	5.453000	24	3	EURO	15
	2	US$	3.796700	6	-	-	-
Financial instruments	3	US$	3.796700	13	1	US$	5
	-	-	-	-	-	EURO	1
Other	2	US$	3.796700	9	2	US$	6
Total current assets				336			400
Noncurrent assets

Trade receivables	-	-	-	-	-	US$	1

Other receivables
Financial instruments	1	US$	3.796700	2	2	US$	5
Other	2	US$	3.796700	9	3	US$	10
Total noncurrent assets				11			16
Total assets				347			416
LIABILITIES
Current liabilities
Trade payables	67	US$	3.796700	254	85	US$	295
	5	EURO	5.453000	27	3	EURO	14
	-	SDR	5.952052	2	2	SDR	12
	-	¥	0.040944	-	8	¥	-
	-	BRL	2.180300	-	1	BRL	2

Bank and financial payables	151	US$	3.796700	574	8	US$	26
	1,053	¥	0.040944	43	1,060	¥	41
	2	EURO	5.453000	11	2	EURO	10
Other payables
Related companies	3	EURO	5.453000	19	3	EURO	13
Financial instruments	8	US$	3.796700	29	-	US$	1
Other	-	-	-	-	(1)	US$	(3)
Total current liabilities				959			411
Noncurrent liabilities
Trade payables	3	US$	3.796700	12	1	US$	5
	1	EURO	5.453000	4	-	-	-

Bank and financial payables	116	US$	3.796700	441	331	US$	1,144
	519	¥	0.040944	21	1,556	¥	59
	7	EURO	5.453000	39	9	EURO	44

Other payables
Related companies	-	EURO	5.453000	2	1	EURO	3
Total noncurrent liabilities				519			1,255
Total liabilities				1,478			1,666

(1)	See note 2.5.
(2)	Includes figures less than 1 million in foreign currency.
(3)	In 2009 and 2008, includes 17 million and 15 million, respectively, corresponding to prepayment to vendors for purchases of fixed assets (see note 19.a).

US$:	U.S. dollars	¥:	Yens
EURO:	European Currency	SDR:	Special Drawing Rights
BRL:	Brazilian Currency

h)  Expenses incurred

TELEFONICA DE ARGENTINA S.A.

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (1)

(amounts stated in millions of Argentine pesos)

	2009					2008	2007
ACCOUNT	OPERATING EXPENSES	ADMINISTRATIVE EXPENSES	SELLING EXPENSES	OTHER EXPENSES, NET	TOTAL	TOTAL	TOTAL

Salaries and social security taxes (3)	719	137	284	-	1,140	867	677
Other payroll expenses	6	22	1	-	29	16	9
Fixed assets depreciation	677	4	281	-	962	943	984
Fees and payments for services	839	243	260	-	1,342	1,052	869
Taxes	125	3	197	-	325	274	224
Advertising	-	-	232	-	232	181	119
Directors’ and statutory auditors’ payments	-	7	-	-	7	4	23
Insurance	-	11	-	-	11	19	16
Material consumption and other expenditures	143	16	5	-	164	138	96
Management fee	-	-	-	-	-	22	61
Brand license	-	-	51	-	51	22
Transportation	40	-	-	-	40	38	40
Rentals	42	31	-	-	73	44	34
Commissions	-	-	37	-	37	30	28
Allowance for doubtful accounts	-	-	97	-	97	74	63
Recovery of doubtful accounts (2)	-	-	(18)	-	(18)	(19)	(23)
Tax on bank transactions	-	54	-	-	54	47	41
Intangible assets amortization	25	42	5	-	72	56	84
Net book value of fixed assets retired	-	-	-	13	13	3	5
Employee terminations (4)	-	-	-	46	46	88	361
Other	-	-	-	103	106	78	51
Total 2009	2,616	570	1,432	162	4,780
Total 2008	2,343	452	1,014	168		3,977
Total 2007	2,105	469	771	417			3,762

(1)	See note 2.5.
(2)
In 2009, 2008 and 2007 it includes 18 million, 7 million and 10 million, respectively, related to collections from customers written off as of December 31, 2008, 2007 and 2006, and to other recoveries, respectively.

(3)	In 2009 and 2008, includes 2 million and 28 million related to the compensation of fines according to the compensation mechanism established by Resolution N° 42 of the S.C.
(4)	In 2007, includes 253 million related to early retirement plans. See note 15.